Form 20-F
IRSA PROPIEDADES COMERCIALES S.A.
filed 2016-10-21
CIK 1128173

United States
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2016

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[ ] SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES AND EXCHANGE ACT OF 1934

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

Matías Ivan Gaivironsky – Chief Financial and Administrative Officer
Tel (+ 54 11) 4323 7449 – ir@irsacp.com.ar
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

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None
The number of outstanding shares of the issuer’s common stock as of June 30, 2016 was 1,260,140,508

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act:
☐ Yes x No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15 (d) of the Securities Exchange Act of 1934.
 x Yes ☐ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
x Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).
☐ Yes xNo

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.(check one):

Large accelerated filer ☐ Accelerated filer x Non-accelerated filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued x by the International Accounting Standards Board	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17 ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). ☐ Yes x No

Table of Contents

IRSA Propiedades Comerciales S.A.

i

	(d) Exchange Controls	104
	(e) Taxation	107
	(f) Dividends and Paying Agents	111
	(g) Statement by Experts	111
	(h) Documents on Display	111
	(i) Subsidiary Information	111

Item 11	Quantitative and Qualitative Disclosures About Market Risk	111

Item 12	Description of Securities Other than Equity Securities	112
	(a) Debt Securities	112
	(b) Warrant and Rights	112
	(c) Other Securities	112
	(d) American Depositary Shares	112

	Part II	113

Item 13	Defaults, Dividend Arrearages and Delinquencies	113

Item 14	Material Modifications to the Rights of Security Holders and Use of Proceeds	113

Item 15	Controls and Procedures	113
	(a) Disclosure Controls and Procedures	113
	(b) Management’s Annual Report on Internal Control over Financial Reporting	113
	(c)Attestation Report of the Registered Public Accounting Firm	113
	(d) Changes in Internal Control over Financial Reporting	113

Item 16	Reserved	113
Item 16 A	Audit Committee Financial Expert	113
Item 16 B	Code of Ethics	113
Item 16 C	Principal Accountant Fees and Services	113
Item 16 D	Exemptions from the Listing Standards for Audit Committees	113
Item 16 E	Purchase of Equity Securities by the Issuer and Affiliated Purchasers	113
Item 16 F	Change in Registrant’s Certifying Accountant	113
Item 16 G	Corporate Governance	114
Item 16 H	Mine Safety Disclosures	114

	Part III	115

Item 17	Financial Statements	115
Item 18	Financial Statements	115
Item 19	Exhibits	115

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
●
changes in general economic, business, political, legal, social or other conditions in Argentina or elsewhere in Latin America or changes in either developed or emerging markets;
●
changes in capital markets in general that may affect policies or attitudes toward lending to Argentina or Argentine companies;
●
inflation;
●
fluctuations in prevailing interest rates;
●
current and future government regulation (including amendments to the Argentine Civil and Commercial Code);
●
adverse legal or regulatory disputes or proceedings;
●
fluctuations and declines in the value of Argentine public debt;
●
government intervention in the private sector, including through nationalization, expropriation, regulation or other actions;
●
restrictions on transfer of foreign currencies and other exchange controls;
●
competition in the shopping center sector, office or other commercial properties and related industries;
●
potential loss of significant tenants at our shopping centers and other commercial properties;
●
our ability to take advantage of opportunities in the Argentine real estate market on a timely basis;
●
restrictions on energy supply fluctuations in or prices in the Argentine market;
●
our ability to meet our debt obligations;
●
shifts in consumer purchasing habits and trends;
●
technological changes and our potential inability to implement new technologies;
●
deterioration in regional and national business and economic conditions in Argentina;
●
fluctuations and declines in the exchange rate of the Peso against other currencies; and
●
the risk factors discussed under “Risk Factors” beginning on page 5.

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
CERTAIN MEASUREMENTS AND TERMS
As used throughout this annual report, the terms “IRSA Propiedades Comerciales”, “IRSA Commercial Properties”, “IRSA CP”, the “Company”, “we”, “us”, and “our” refer to IRSA Propiedades Comerciales S.A., formerly known as Alto Palermo S.A. (APSA), which name was modified by the decision of the Extraordinary General Shareholder meeting held on February 5, 2015, together with our consolidated subsidiaries, except where we make clear that such terms refer only to the parent company.
In Argentina the standard measure of area in the real estate market is the square meter (m2) (“sqm”), while in the United States and certain other jurisdictions, the standard measure of area is the square foot (sq. ft.). All units of area shown in this annual report (e.g., gross leasable area of buildings and size of undeveloped land) are expressed in terms of square meters. One square meter is equal to approximately 10.764 square feet. One hectare is equal to approximately 10,000 square meters and approximately 2.47 acres.
As used herein: “GLA” or “gross leasable area”, in the case of shopping centers, refers to the total leasable area of the property, regardless of our ownership interest in such property (excluding common areas and parking accommodations and space occupied by supermarkets, hypermarkets, gas stations and co-owners, except where specifically stated).

PRESENTATION OF FINANCIAL AND CERTAIN OTHER INFORMATION
Financial Statements
This annual report contains our audited consolidated financial statements as of June 30, 2016 and 2015 for our fiscal years ended June 30, 2016, 2015 and 2014 (our “Audited Consolidated Financial Statements”). Our Audited Consolidated Financial Statements included elsewhere herein have been audited by Price Waterhouse & Co. S.R.L., Ciudad Autónoma de Buenos Aires, Argentina, a member firm of PricewaterhouseCoopers International Limited, an independent registered public accounting firm whose report is included herein.
Pursuant to Resolution No. 562/09 issued by the Comisión Nacional de Valores (“CNV”), as subsequently amended by Resolution No. 576/10, and further amended and restated by resolution No. 622/13 (The “CNV Rules”), all listed companies in Argentina with certain exceptions (i.e., financial institutions and insurance entities) were required to present their consolidated financial statements for accounting periods beginning on or after January 1, 2012 in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). Therefore, we have prepared our Audited Consolidated Financial Statements in accordance with IFRS for the first time for our financial year ended June 30, 2013, which included comparative financial information for the year ended June 30, 2012. All IFRS regulations issued by the IASB effective at the time of preparing the Audited Consolidated Financial Statements have been applied. The opening IFRS statement of financial position was prepared as of our transition date of July 1, 2011.
MARKET DATA
Market data used throughout this annual report was derived from reports prepared by unaffiliated independent third-party sources. Such reports generally state that the information contained therein has been obtained from sources believed by such sources to be reliable.
Certain amounts which appear in this annual report (including percentage amounts) may not sum due to rounding.
In this annual report where we refer to “Peso”, “Pesos”, “ARS” or “Ps.” we mean Argentine Pesos, the lawful currency in Argentina; when we refer to “U.S. dollars,”, “USD” or “US$” we mean United States dollars, the lawful currency of the United States of America; and when we refer to “Central Bank” we mean the Banco Central de la República Argentina (Argentine Central Bank).
Solely for the convenience of the reader, we have translated certain Peso amounts into U.S. dollars at the offer exchange rate quoted by Banco de la Nación Argentina for June 30, 2016, which was Ps. 15.04 = US$1.00. We make no representation that the Peso or U.S. dollar amounts actually represent or could have been or could be converted into U.S. dollars at the rates indicated, at any particular rate or at all.

PART I

ITEM 1.	Identity of Directors, Senior Management and Advisers

This item is not applicable.

ITEM 2.	Offer Statistics and Expected Timetable

This item is not applicable.

ITEM 3.	Key Information

A. Selected consolidated financial data

The following selected consolidated financial data has been derived from our consolidated financial statements as of the dates and for each of the periods indicated below. This information should also be read in conjunction with our Audited Consolidated Financial Statements included under Item 8. Financial Information and the discussion in Item 5. Operating and Financial Review and Prospects. The selected Consolidated Statement of Comprehensive Income data for the years ended June 30, 2016, 2015 and 2014 and the selected consolidated financial data as of June 30, 2016 and 2015 have been derived from our Audited Consolidated Financial Statements included in this annual report which have been audited by Price Waterhouse & Co. S.R.L., City of Buenos Aires, Argentina, a member firm of PricewaterhouseCoopers International Limited, an independent registered public accounting firm.

	For the fiscal year ended June 30,
	2016	2016	2015	2014	2013	2012
	(US$) (2)	Ps. (1)	Ps. (1)	Ps. (1)	Ps. (1)	Ps. (1)
	(In thousands, except ratios and share and per share data) (1)
Consolidated statement of comprehensive income
Income from sales, rents and services	177,851	2,674,873	1,924,176	1,445,190	1,111,762	937,062
Income from expenses and collective promotion fund	78,699	1,183,627	833,905	667,824	525,649	430,375
Costs	(111,715)	(1,680,192)	(1,183,068)	(956,238)	(749,865)	(619,278)
Gross profit	144,834	2,178,308	1,575,013	1,156,776	887,546	748,159

Gain from disposal of investment properties	11,700	175,963	126,686	308	236	-
General and administrative expenses	(14,504)	(218,142)	(138,599)	(101,445)	(67,720)	(58,183)
Selling expenses	(10,786)	(162,221)	(117,683)	(76,854)	(60,826)	(43,376)
Other operating results, net	(2,614)	(39,319)	(97,042)	(27,387)	(37,578)	(20,816)
Profit from operations	128,630	1,934.589	1,348,375	951,398	721,658	625,784

Share of profit / (loss) of associates and joint ventures	(1,153)	(17,334)	14,585	(13,535)	(602)	3,758
Profit from operations before financing and taxation	127,477	1,917,255	1,362,960	937,863	721,056	629,542

Finance income	34,079	512,555	105,138	124,495	55,029	49,561
Finance cost	(195,377)	(2,938,476)	(603,883)	(499,901)	(234,264)	(156,361)
Other financial results	114,009	1,714,702	47,215	74,730	(12,092)	2,318
Financial results, net	(47,288)	(711,219)	(451,530)	(300,676)	(191,327)	(104,482
Profit before income tax	80,189	1,206,036	911,430	637,187	529,729	525,060
Income tax expense	(19,570)	(294,336)	(290,815)	(226,700)	(178,698)	(179,416)
Total profit for the year	60,618	911,700	620,615	410,487	351,031	345,644
Total comprehensive income	60,618	911,700	620,615	410,487	351,031	345,644

Attributable to:
Equity holders of the parent	54,295	816,598	581,269	377,003	330,098	332,047
Non-controlling interest	6,323	95,102	39,346	33,484	20,933	13,597
Profit per common share attributable to equity holders of the parent:
Basic	0.04	0.65	0.46	0.30	0.26	0.26
Diluted	0.04	0.65	0.46	0.30	0.26	0.14

CASH FLOW DATA
Net cash generated from operating activities	67,379	1,013,373	1,257,577	921,464	654,706	613,905
Net cash used in investing activities	(123,973)	(1,864,555)	(414,231)	(517,852)	(447,164)	(259,529)
Net cash generated, used in, financing activities	38,542	579,670	(660,943)	(516,906)	(90,789)	(400,192)
Net decrease (increase) in cash and cash equivalents	(18,053)	(271,512)	182,403	(113,294)	116,753	(45,816)

	As of the fiscal year ended June 30,					As of July 1,
	2016	2016	2015	2014	2013	2012
	(US$) (1)(2)	Ps. (1)	Ps. (1)	Ps. (1)	Ps. (1)	Ps. (1)
	(In thousands) (1)
Consolidated Statements of Financial Position
ASSETS
Non-current assets
Investment properties	259,852	3,908,178	4,156,025	1,753,492	1,621,636	1,544,530
Property, plant and equipment	7,720	116,111	109,394	23,552	20,169	17,485
Trading properties	943	14,189	8,567	8,325	653	4,375
Intangible assets	4,464	67,139	69,015	65,754	62,661	62,724
Investment in associates and joint ventures	15,272	229,695	181,918	171,903	171,117	114,455
Deferred income tax assets	3,975	59,781	51,631	40,326	37,404	23,467
Income tax credit	17	249	249	578	5,083	4,002
Trade and other receivables	32,460	488,198	90,431	85,914	75,910	78,886
Investments in financial assets	20,773	312,425	253,546	63,455	99,963	104,993
Total non-current assets	345,476	5,195,965	4,920,776	2,213,299	2,094,596	1,954,917

Current assets
Trading properties	-	-	3,154	1,214	6,991	4,012
Inventories	1,210	18,202	15,347	10,368	9,896	10,394
Derivative financial instruments	-	-	-	1,234	-	-
Income tax credit	22,993	345,815	1,635	123	-	-
Trade and other receivables	128,599	1,934,134	808,016	937,204	550,762	386,773
Investments in financial assets	117,841	1,772,323	292,320	216,071	169,174	45,072
Cash and cash equivalents	2,197	33,049	303,499	116,706	223,385	102,698
Total current assets	272,841	4,103,523	1,423,971	1,282,920	960,208	548,949
TOTAL ASSETS	618,317	9,299,488	6,344,747	3,496,219	3,054,804	2,503,866

Shareholders’ equity attributable to IRSA Commercial Properties	99,158	1,491,331	958,313	813,487	848,923	823,876
Non-controlling interest	12,020	180,784	184,834	192,102	161,892	148,647
Shareholders’ equity	111,178	1,672,115	1,143,147	1,005,589	1,010,815	972,523

LIABILITIES
Non-current liabilities
Trade and other payables	21,680	326,069	247,812	195,673	190,170	160,208
Borrowings	350,171	5,266,576	3,322,488	1,046,102	834,814	680,550
Deferred income tax liabilities	12,391	186,368	107,102	107,778	101,942	120,968
Provisions	1,748	26,286	9,392	22,878	11,730	11,593
Total non-current liabilities	385,991	5,805,299	3,686,794	1,372,431	1,138,656	973,319

Current liabilities
Trade and other payables	64,091	963,931	802,151	489,811	437,750	361,880
Income tax liabilities	7,621	114,624	123,077	56,681	77,683	105,411
Payroll and social security liabilities	7,140	107,382	94,693	76,090	26,041	26,171
Derivative financial instruments	190	2,857	-	14,225	1,732	-
Borrowings	41,655	626,492	471,255	479,237	356,028	64,562
Provisions	451	6,788	23,630	2,155	6,099	-
Total current liabilities	121,149	1,822,074	1,514,806	1,118,199	905,333	558,024
TOTAL LIABILITIES	507,139	7,627,373	5,201,600	2,490,630	2,043,989	1,531,343
TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES	618,317	9,299,488	6,344,747	3,496,219	3,054,804	2,503,866

	As of the fiscal year ended June 30,
	2016	2016	2015	2014	2013	2012
	(US$) (2)	Ps. (1)	Ps. (1)	Ps. (1)	Ps. (1)	Ps. (1)
Basic net income per common share	0.043	0.65	0.46	0.30	0.26	0.26
Diluted net income per common share	0.043	0.65	0.46	0.30	0.26	0.14
Basic net income per ADS	1.729	26.00	18.40	12.00	10.40	10.40
Diluted net income per ADS	1.729	26.00	18.40	12.00	10.40	5.60
Depreciation and amortization	15,924	239.494	180,410	121,014	129,806	108,849
Capital expenditures	12,501	188,009	2,927,468	285,749	222,907	116,411
Working capital	151,692	2,281,449	(90,835)	164,721	54,875	(9,075)
Ratio of current assets to current liabilities	2.25	2.25	0.94	1.15	1.06	0.98
Ratio of shareholders’ equity to total liabilities	0.22	0.22	0.22	0.40	0.49	0.64
Ratio of non-current assets to total assets	0.56	0.56	0.78	0.63	0.69	0.78
Dividends per share	0.01	0.23	0.35	0.32	0.24	0.23
Dividends per ADS	0.60	9.00	13.88	12.94	9.73	9.34
Number of shares outstanding	1,260,140,508	1,260,140,508	1,260,140,508	1,260,140,508	1,260,140,508	1,259,886,188
Capital stock	8,379	126,014	126,014	126,014	126,014	125,989

(1)
Totals may not sum due to rounding.
(2)
Solely for the convenience of the reader we have translated Peso amounts into U.S. Dollars at the seller exchange rate quoted by Banco de la Nación Argentina as of June 30, 2016, which was Ps.15.04 per US$1.00. We make no representation that the Argentine Peso or U.S. Dollar amounts actually represent, could have been or could be converted into U.S. Dollars at the rates indicated, at any particular rate or at all. See “Exchange Rates”. Totals may not sum due to rounding.

LOCAL EXCHANGE MARKET AND EXCHANGE RATES
During 2001 and 2015, Argentine government had established a series of exchange control measures that restricted the free disposition of funds and the transfer of funds abroad. To 2011, the Argentine government had significantly curtailed access to foreign exchange by individuals and private sector entities, making it necessary, among other things, to obtain prior approval from the Central Bank to enter into certain foreign exchange transactions such as payments relating to royalties, services or fees payable to related parties of Argentine companies outside Argentina.
With the change of government, and political color, in December 2015, one of the first measures taken by the Argentine government was to lift the principal restrictions that limited access to individuals to foreign exchange market. In this connection, Communication “A” 5850 of the Central Bank admitted again the possibility for individuals to have access to the local market, however, up to a certain amount of money. As local economy became stable in Argentina, and local markets reopened to foreign commerce, the Central Bank issued on August 2016 Communication “A” 6037 that lifted all remaining limitations. Nowadays, all individuals have unrestrictive access to the local exchange market, according to the conditions and procedures that are explained in this document.
The following table shows the maximum, minimum, average and closing exchange rates for each period applicable to purchases of U.S. dollars.
	Maximum(1)(2)	Minimum(1)(3)	Average(1)(4)	At closing(1)
Fiscal year ended June 30, 2012	4.5070	4.1250	4.3016	4.5070
Fiscal year ended June 30, 2013	5.3680	4.5650	4.9339	5.3680
Fiscal year ended June 30, 2014	8.0830	5.4850	6.9333	8.0830
Fiscal year ended June 30, 2015	9.0380	8.163	8.5748	9.0380
Fiscal year ended June 30, 2016	15.7500	9.1400	12.2769	14.9900
Month ended April 30, 2016	14.7400	14.0000	14.3367	14.2000
Month ended May 31, 2016	14.1900	13.8700	14.0720	13.9410
Month ended June 30, 2016	15.2500	13.6950	14.1343	14.9900
Month ended July 31, 2016	15.1000	14.5100	14.8410	14.9600
Month ended August 31, 2016	15.0500	14.6100	14.7899	14.8800
Month ended September 30, 2016	15.3400	14.8500	15.0666	15.2600
October 2016 (through October 13, 2016)	15.1600	15.0200	15.1153	15.0820

Source: Central Bank

(1)
Average between the offer exchange rate and the bid exchange rate according to Central Bank’s “foreign currency exchange rate.”
(2)
The maximum exchange rate appearing in the table was the highest end-of-month exchange rate in the year or shorter period, as indicated.
(3)
The minimum exchange rate appearing in the table was the lowest end-of-month exchange rate in the year or shorter period, as indicated.
(4)
Average exchange rates at the end of the month.

 Although exchange control regulations were lifted on August 2016, certain regulations regarding the registration, disbursement, payment of principal and interest and prepayments, among other exchange control measures related to foreign indebtedness, remain in place, and we cannot give you any assurance that additional exchange control regulations will not be adopted in the future. See “Risk Factors— Risks Relating to Argentina—Exchange controls and restrictions on transfers abroad and capital inflow restrictions have been limited in the past and may limit the availability of international credit.”
Exchange controls regulations currently in effect in Argentina include those described below.
Registration Requirements
A debtor must inform the Central Bank of any foreign indebtedness (financial and commercial) it incurs and must register and validate such indebtedness in accordance with Communication “A” 3602. Compliance with such information with the Central Bank is required in order to enable such debtor to purchase foreign currency in the Argentine foreign exchange market for the purpose of servicing such foreign indebtedness, among others.
In addition, all new foreign indebtedness of Argentine residents, as well as any refinancing of existing foreign debt, must provide that principal repayments thereunder are subject to a 120-day waiting period in which principal cannot be paid.
Disbursements
Pursuant to Communication “A” 5850, Argentine residents are no longer obliged to settle proceeds received from foreign indebtedness through the local exchange market. According to Communication “A” 6037, Argentine residents will have access to the local exchange money also at the time of repayment of principal and interests.
Principal and Interest Payments
Foreign currency necessary to pay principal and interest on foreign indebtedness, according to Communication “A” 5850 and Communication “A” 6037 can be purchased in the local exchange market.
Corporate Profits and Dividends
Pursuant to foreign exchange regulations, Argentine companies may freely access the MULC for remittances abroad to pay earnings and dividends in-so-far as they arise from closed and fully audited balance sheets and have satisfied applicable certification requirements.
Restrictions on Foreign Indebtedness
In June 2005, the Argentine government imposed certain additional restrictions on inflows and outflows of foreign currency to the Argentine foreign exchange market through Decree No. 616/2005 as amended and supplemented by Resolution 3/2015, such as:
Minimum Term of Indebtedness
Financial indebtedness incurred by Argentine residents with foreign creditors (including refinancing of existing indebtedness) must be agreed upon and cancelled within terms of no less than 120 calendar days (waiting period), whatever the form of repayment thereof. Additionally, no prepayment of such indebtedness may be made prior to the expiration of such term, irrespective of the payment method and whether or not termination entails the execution of a foreign exchange trade in the local market.
Local Bank Account
The results of inflows in the local exchange market required to be credited in an account opened by a local financial entity, which can be denominated in either local or foreign currency.
No Restrictions on Residents on the Purchase of Foreign Currency
Other Exchange Control Measures
Subject to certain conditions, Central Bank regulations allow the purchase of foreign currency in the Argentine foreign exchange market for purposes of making payments on account of financial derivatives.
B. Capitalization and Indebtedness
This section is not applicable.
C. Reasons for the Offer and Use of Proceeds
This section is not applicable.

D. Risk Factors
You should carefully consider the risks described below, in addition to the other information contained in this annual report, before making an investment decision. We also may face additional risks and uncertainties not currently known to us, or which as of the date of this annual report we might not consider significant, which may adversely affect our business. In general, you take more risk when you invest in securities of issuers in emerging markets, such as Argentina, than when you invest in securities of issuers in the United States, and certain other markets. You should understand that an investment in our common shares and American Depository Shares (“ADSs”) involves a high degree of risk, including the possibility of loss of your entire investment.
Risks Relating to Argentina
We depend on macroeconomic and political conditions in Argentina.
We are exposed to economic conditions in Argentina, considering that as of the date of this annual report, substantially all of our assets were located in Argentina and all of our activities are conducted in Argentina. The Argentine economy has experienced significant volatility in recent decades, characterized by periods of low or negative growth, high levels of inflation and currency devaluation, and may experience further volatility in the future.
During 2001 and 2002, Argentina experienced a period of severe political, economic and social crisis, which caused a significant economic contraction and led to radical changes in government policies. Among other consequences, the crisis resulted in Argentina defaulting on its foreign debt obligations, introducing emergency measures and numerous changes in economic policies that affected the utility companies and many other sectors of the economy, and suffering a significant devaluation of the Peso, which in turn caused numerous Argentine private sector debtors with foreign currency exposure to default on their outstanding debt. Although the economy has largely recovered from the crisis, during 2014, the Argentine economy showed signs of slowdown due to the increase in the applicable exchange rates and decreases in commodity prices. The Argentine economy is suffering high inflation and has an increasing need of capital investment, with many sectors, particularly the energy sector, operating near full capacity.
The ongoing economic slowdown suggests uncertainty as to whether the economic growth experienced in the past decade is sustainable. This is mainly because economic growth was initially dependent on a significant devaluation of the Peso, excess production capacity resulting from a long period of deep recession and high commodity prices. Furthermore, the economy has suffered from a sustained erosion of direct investment and capital investment. After the 2001 economic crisis, Argentina recovered with significant increases in gross domestic product (“GDP”) at an average of 8.5% on an annual basis between 2003 and 2008. As a result of the 2008 global financial crisis, Argentina GDP’s growth rate decreased to 0.9% in 2009, though growth rebounded to 9.2% in 2010 and 8.9% in 2011. During 2012, the Argentine economy experienced a slowdown, with GDP increasing at a rate of 1.9%. In March 2014, the Argentine government announced a new method of calculating GDP as requested by the International Monetary Fund (“IMF”) (using 2004 as the base year instead of 1993, which was the base reference year used in the prior method of GDP calculation). Following changes in the methodology used in calculating GDP, the National Institute of Statistics (Instituto Nacional de Estadisticas y Censos or “INDEC” as per its acronym in Spanish) reported that Argentina’s GDP’s growth rate for 2013 was 3%, 0.5% for 2014, this decrease was principally due to the deceleration of the global economy and prevailing macroeconomic conditions in Argentina during 2014, and 2.3% for 2015. As of July 31, 2016, the Monthly Economic Activity Estimator (Estimador Mensual de Actividad Económica, or the “EMAE”) decreased 5.9%, relative to the same period in the prior year, according to data published by the INDEC. Argentina’s relative stability since 2002 has been affected by increased social and political tension and government intervention in the economy.
Our business depends to a significant extent on macroeconomic and political conditions in Argentina. In early December 2015, Mr. Mauricio Macri, was elected president in Argentina. The President is expected, to continue promoting policies designed to reverse some of the policies adopted by prior administrations, especially economic policies and exchange control regulations. However, until any changes in laws and regulations are enacted, we are uncertain how any such changes may affect our business and results of operations. Deterioration of the country’s economy would likely have a significant adverse effect on our business, financial condition and results of operations.
There are concerns about the accuracy of Argentina’s official inflation statistics.
In January 2007, the INDEC began to calculate the CPI, based on the monthly average of a weighted basket of consumer goods and services to reflect the pattern of consumption of Argentine households. At the time that the INDEC adopted this change in methodology the Argentine government also replaced several key officers at the INDEC, prompting complaints of governmental interference from the technical staff at the INDEC. In addition, the IMF requested a number of times that INDEC clarify its methodology for measuring inflation rates.
On November 23, 2010, the Argentine government began consulting with the IMF for technical assistance in order to prepare a new national CPI data with the aim of modernizing the current statistical system. During the first quarter of 2011, a team from the IMF started collaborating with the INDEC in order to create such an index. Notwithstanding such efforts, reports published by the IMF stated that its staff also used alternative measures of inflation for macroeconomic surveillance, including data produced by private sources, and such measures have shown inflation rates that are considerably higher than those published by the INDEC since 2007. Consequently, the IMF called on Argentina to adopt measures to improve the quality of data used by the INDEC. At a meeting held on February 1, 2013, the Executive Board of the IMF emphasized that the progress in implementing remedial measures since September 2012 had been insufficient. As a result, the IMF has issued a declaration of censure against Argentina in connection with the breach of its related obligations to the IMF and called on Argentina to adopt remedial measures to address the inaccuracy of inflation and GDP data without further delay.
In order to address the quality of official data, a new consumer price index denominated Urban National Consumer’s Price Index (Indice de Precios al Consumidor Nacional urbano, or the “IPCNu”), was enacted on February 13, 2014. For the year ended December 31, 2014, the IPCNu was 23.9%. The IPCNu represents the first national indicator in Argentina to measure changes in prices of household goods for final consumption. While the previous price index only measured inflation in the Greater Buenos Aires area, the IPCNu is calculated by measuring prices of goods across the entire urban population of the 23 provinces of Argentina and the City of Buenos Aires.. In addition, in February 2014, the INDEC released a new GDP index for 2013, equal to 3.0%, which differs from the GDP index originally released by the INDEC for the same period which was 5.5%. On December 15, 2014, the IMF recognized the progress of Argentine authorities to remedy the inaccurate provision of data, but has delayed the definitive evaluation of the new index. If the IMF finds that the methodology of INDEC for calculating a new measure of CPI or GDP is inaccurate, or concludes that its methodology should be adjusted, that could result in financial and economic consequences for Argentina, including a lack of access to financing from IMF. If the IMF adopts any measures against Argentina, the Argentine economy could suffer adverse effects, either by limiting access to international financial markets or increasing the financing cost associated therewith, which in turn would adversely affect our financial condition and results of operations.
On January 8, 2016, as a result of the INDEC’s historical inability to produce reliable statistical data, the Macri administration issued an emergency decree and ceased publication of national statistics. The INDEC suspended all publications on statistical data until the technical reorganization process is completed and the administrative structure of the INDEC is recomposed.
After this process of reorganization and recovery, the INDEC began to gradually publish official data. In this regard, on June 15, 2016, July 13, 2016, August 12, 2016, September 13, 2016 and October 13, 2016 the INDEC published inflation data of the months of in May, June, July, August and September reflecting a monthly increase of 4.2%, 3.1%, 2.0%, 0.2% and 1.1%, respectively; however, at the date hereof, the CPI for the first four months of 2016 has not been published.
In addition, on June 29, 2016, the INDEC recalculated historical GDP data dating back to 2014, and GDP growth was estimated at 2.3% in 2013, a decrease of 2.6% in 2014, an increase of 2.4% in 2015 and an increase to 0.5% in the first six month of 2016. Uncertainty still remains regarding the reliability of the economic indicators which remains a factor that negatively affects the economy of Argentina and our business. However, on October 5, 2016, the first IMF audit of the Argentine public accounts was completed, concluding that the new government has achieved important progress in request of these statistical data. As of the date of this annual report, the Argentine government was waiting for the final report of the IMF, which will possibly include the lifting of the censure against Argentina.
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
Continuing high inflation may impact the Argentine economy and adversely affect our results of operations.
Inflation has, in the past, materially undermined the Argentine economy and the government’s ability to foster conditions that would permit stable growth. In recent years, Argentina has confronted inflationary pressures, evidenced by significantly higher fuel, energy and food prices, among other factors. According to data published by the INDEC, the rate of inflation reached 10.9% in 2010, 9.5% in 2011, 10.8% in 2012, 10.9% in 2013, 23.9% in 2014, 11.9% in the ten-month period ended October, 31 2015. In response, the prior Argentine administration implemented programs to control inflation and monitor prices for essential goods and services, including freezing the prices of key products and services, and price support arrangements agreed between the Argentine government and private sector companies in several industries and markets.
In November 2015, the INDEC suspended the publication of the CPI. According to the most recent publicly available information based on data from the Province of San Luis, the CPI grew by 31.6% in 2015 and the inflation rate was 6.5%, 4.2%, 2.7%, 3.0% and 3.4% in December 2015 and January, February, March and April 2016, respectively. According to the most recent publicly available information based on data from the City of Buenos Aires, the CPI grew by 26.9% in 2015 and the inflation rate was 3.9%, 4.1%, 4.0%, 3.3% and 6.5% in December 2015 and January, February, March and April 2016, respectively. After implementing certain methodological reforms and adjusting certain macroeconomic statistics on the basis of these reforms, in June 2016 the INDEC resumed its CPI publications. According to the INDEC, Argentina’s rate of inflation rate was 4.2%, 3.1%, 2.0%, 0.2% and 1.1% in May, June, July, August and September 2016, respectively.
A high inflationary environment would undermine Argentina’s competitiveness by diluting the effects of a peso devaluation, negatively impact the level of economic activity and employment and undermine confidence in Argentina’s banking system, which could further limit the availability of domestic and international credit to businesses. In turn, a portion of the Argentine debt is adjusted by the Stabilization Coefficient (“Coeficiente de Estabilización de Referencia”, or “CER”), a currency index, that is strongly related to inflation. Therefore, any significant increase in inflation would cause an increase in the Argentine external debt and consequently in Argentina’s financial obligations, which could exacerbate the stress on the Argentine economy. A high level of uncertainty and a general lack of stability in terms of inflation could also lead to shortened contractual terms and affect the ability to plan and make decisions.
Inflation rates could escalate in the future, and there is uncertainty regarding the effects that the measures adopted, or that may be adopted in the future, by the Argentine government to control inflation may have. If inflation remains high or continues to rise, Argentina’s economy may be negatively impacted and our results of operations could be materially affected.
Argentina’s ability to obtain financing from international markets may be limited, which may in turn impair its ability to implement reforms and public policies and foster economic growth and could impact the ability of Argentine companies to obtain financing.
Argentina’s 2001 sovereign default and its failure to fully restructure its sovereign debt and negotiate with the holdout creditors has limited Argentina’s ability to access international financing. As a result of debt exchanges in 2005 and 2010, Argentina restructured approximately 92% of its defaulted debt that was eligible for restructuring. Holdout bondholders that declined to participate in the restructurings, however, filed lawsuits against Argentina in several countries, including the United States. Since late 2012, rulings from courts in the United States favorable to holdout bondholders have exacerbated investors’ concerns about investing in the country.
Additionally, foreign shareholders of several Argentine companies have filed claims with the International Centre for Settlement of Investment Disputes (the “ICSID”) alleging that the emergency measures adopted by the Argentine government since the crisis of 2001 and 2002 differ from the just and equal treatment standards set forth in several bilateral investment treaties to which Argentina is a party. Many of these claims have been ruled against Argentina.
Holdout creditors litigation, as well as ICSID and other claims against the Argentine government, resulted in material judgments against the government, led to attachments of or injunctions relating to Argentina’s assets, and prevented Argentina from obtaining favorable terms or interest rates when accessing international capital markets or from accessing international financing at all. Moreover, between June 2009 and 2011, a greater number of Argentine companies gained access to the international capital markets, albeit on more onerous terms than other competitors in the region, but since 2012, with few exceptions, Argentine companies have had little access to such markets.
The new administration engaged in negotiations with holders of defaulted bonds in December 2015 with a view to bringing closure to fifteen years of litigation. In February 2016, the Argentine government entered into an agreement to settle with certain holders of defaulted debt and put forward a proposal to other holders of defaulted debt, including those with pending claims in U.S. courts, subject to two conditions: obtaining approval by the Argentine Congress and the lifting of the pari passu injunctions. On March 2, 2016, the U.S. district court agreed to vacate the pari passu injunctions, subject to two conditions: first, the repealing of all legislative obstacles to settlement with holders of defaulted debt securities, and second, the full payment to holders of pari passu injunctions with whom the Argentine Government had entered into an agreement in principle on or before February 29, 2016, in accordance with the specific terms of such agreements. The U.S. district court’s order was appealed and on April 13, 2016 was affirmed by the Second Circuit Court of Appeals. On March 31, 2016, the Argentine Congress ratified these settlement agreements through Law 27,249 and repealed Law No. 26,017 and Law No. 26,984. In recent months, the Argentine government has reached settlement agreements with holders of a significant portion of the defaulted bonds and has repaid the majority of the holdout creditors with the proceeds from a US$16.5 billion international offering of 3-year, 5-year, 10-year and 30-year bonds on April 22, 2016, through which Argentina regained access to the international capital markets. As of the date of this annual report, litigation initiated by bondholders that have not accepted Argentina’s settlement offer continues in several jurisdictions, although the size of the claims involved has decreased significantly.
Holdout creditors litigation, as well as ICSID and other claims against the Argentine government, have resulted and may result in new material judgments against the government, lead to attachments of or injunctions relating to Argentina’s assets, or could bring Argentina to default on its other obligations, which could prevent Argentina from obtaining favorable terms or interest rates when accessing international capital markets or from accessing international financing at all. Although Argentina recently regained access to the international markets, its ability to obtain international or multilateral private financing or direct foreign investment may be limited, which may in turn impair its ability to implement reforms and public policies to foster economic growth. In addition, Argentina’s ongoing litigation with the remaining holdout creditors as well as ICSID and other claims against the Argentine government, or any future defaults by Argentina with its financial obligations, may prevent Argentine companies, such as us, from accessing the international capital markets or cause the terms of any such transactions to be less favorable than those provided to companies in other countries in the region, potentially impacting our financial condition.
Foreign shareholders of companies operating in Argentina have initiated investment arbitration proceedings against Argentina that have resulted and could result in arbitral awards and/or injunctions against Argentina and its assets and, in turn, limit its financial resources.
In response to the emergency measures implemented by the Argentine government during the 2001-2002 economic crisis, a number of claims were filed before the International Centre for Settlement of Investment Disputes (the “ICSID”) against Argentina. Claimants allege that the emergency measures were inconsistent with the fair and equitable treatment standards set forth in various bilateral investment treaties by which Argentina was bound at the time.
As of the date of this annual report, there are four final awards issued by ICSID tribunals against Argentina for an aggregate total amount of US$470.66 million and Argentina is seeking the annulment of four additional awards for an aggregate total amount of US$831.73 million. There are six ongoing cases against Argentina before ICSID with claims totaling US$2.15 billion (including two cases with claims for amounts that are currently undetermined), and in three of these cases (with aggregate claims for US$2.08 billion) the ICSID tribunal has already ruled that it has jurisdiction. There are eight additional cases with claims totaling US$6.17 billion in which the parties agreed to suspend the proceedings pending settlement discussions (including the proceedings initiated by Task Force Argentina, an Italian bondholder association known as “TFA”). A successful completion of these negotiations could lead additional ICSID claimants to withdraw their claims, although Argentina can offer no assurance to this effect.
It is not certain that Argentina will prevail in having any or all of those cases dismissed, or that if awards in favor of the plaintiffs are granted, that it will succeed in having those awards annulled.
Claimants have also filed claims before arbitral tribunals under the rules of the United Nations Commission on International Trade Law (“UNCITRAL”) and under the rules of the International Chamber of Commerce (“ICC”). As of the date of this annual report, there are three final awards against Argentina for an aggregate total amount of US$246.27 million and Argentina is seeking the annulment of an additional award for US$96,509. There are three ongoing cases against Argentina before UNCITRAL and ICC tribunals with claims totaling US$625.08 million, including one case with a US$507.80 million claim in which the tribunal has already ruled that it has jurisdiction. There is one additional case with a claim of US$168.69 million in which the parties agreed to suspend the proceedings pending settlement discussions.
We cannot give any assurance that Argentina will prevail in having any or all of those cases dismissed, or that if awards in favor of the plaintiffs are granted, that it will succeed in having those awards annulled.  Ongoing claims before the ICSID tribunal and other arbitral tribunals could lead to new awards against Argentina, which could have a material adverse effect on our capacity to access to international credit.
The amendment of the Central Bank’s Charter and the Convertibility Law may adversely affect the Argentine economy.
On March 22, 2012, the Argentine Congress passed Law No. 26,739, which amended the charter of the Central Bank and Law No. 23,298 (the “Convertibility Law”). See “Argentina’s ability to obtain financing from international markets is limited, which may impair its ability to implement reforms and foster economic growth” above. This new law amends the objectives of the Central Bank (established in its charter) and removes certain provisions previously in force. Pursuant to the amendment, the Central Bank focuses on promoting monetary and financial stability as well as development with social equity.
A key component of the amendment of the Central Bank charter relates to the use of international reserves. Pursuant to this amendment, the Central Bank reserves may be made available to the government for the repayment of debt or to finance public expenses. During 2013, the currency reserves in U.S. dollars held by the Argentine government in the Central Bank decreased significantly, from US$43.3 billion in 2012 to US$30.6 billion in 2013, while during 2014 the reserves increased slightly to US$31.4 billion as of December 31, 2014. The Central Bank’s stock of foreign currency reserves was US$33.9 billion as of June 30, 2015 and after the payment of the sovereign bond, BODEN 15, on October 3, 2015, the stock of foreign currency reserves was US$27.7 billion, and rose to US$30.5 billion as of June 30, 2016. This use of the Central Bank reserves for expanded purposes by the Argentine government may result in Argentina being more vulnerable to inflation or external shocks, affecting the country’s capacity to overcome the effects of an external crisis.

Significant fluctuation in the value of the Peso may adversely affect the Argentine economy as well as our financial performance.
Notwithstanding the positive effects of the depreciation of the Peso in 2002 in respect of the competitiveness of certain sectors of the Argentine economy, the depreciation has negatively impacted the Argentine economy and the financial condition of companies and individuals in Argentina. The devaluation of the Peso has had a negative impact on the ability of Argentine businesses to honor their foreign currency-denominated debt, initially led to very high inflation, significantly reduced real wages, had a negative impact on businesses whose success is dependent on domestic market demand, such as utilities and the financial industry, and adversely affected the government’s ability to honor its foreign debt obligations.
Since the strengthening of exchange controls began in late 2011, and upon the introduction of measures that have limited access to foreign currency by private companies and individuals (such as requiring an authorization of tax authorities to access the foreign currency exchange market), the implied exchange rate, as reflected in the quotations for Argentine securities that trade in foreign markets compared to the corresponding quotations in the local market, has increased significantly over the official exchange rate, such measures were lifted on December 16, 2015. However, any reenactment of these measures may prevent or limit us from offsetting the risk derived from our exposure to the U.S. dollar and, if so, we cannot predict the impact of these changes on our financial condition and results of operations.
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
Certain measures that may be taken by the Argentine government may adversely affect the Argentine economy and, as a result, our business and results of operations
In the past, the Argentine government has increased its direct intervention in the economy through the implementation or change of laws and regulations, such as, among other things, nationalizations, or expropriations; restrictions on production, imports and exports; exchange and/or transfer restrictions; direct and indirect price controls; tax increases, changes in the interpretation or application of tax laws and other retroactive tax claims or challenges; cancellation of contract rights; delays or denials of governmental approvals.
In November 2008, the Argentine government enacted Law No. 26,425 which provided for the nationalization of the Administradoras de Fondos de Jubilaciones y Pensiones. More recently, beginning in April 2012, the Argentine government provided for the nationalization of YPF S.A. and imposed major changes to the system under which oil companies operate, principally through the enactment of Law No. 26,741 and Decree No. 1277/2012. In February 2014, the Argentine government and Repsol S.A. (the former principal shareholder of YPF S.A.) announced that they had reached agreement on the terms of the compensation payable to Repsol for the expropriation of the YPF S.A. shares. Such compensation totaled US$5 billion, payable by delivery of Argentine sovereign bonds with various maturities. In April 23, 2014, the agreement with Repsol was approved by the Argentine Congress and accordingly, in May 8, 2014, Repsol, S.A. received the relevant Argentine government bonds.
Additionally, on December 19, 2012, the Argentine government issued Decree No. 2552/2012, which ordered the expropriation of the “Predio Rural de Palermo.” However, on January 4, 2013, the Federal Civil and Commercial Chamber granted an injunction that momentarily blocked the enforceability of Decree No. 2552/2012; notwithstanding the foregoing on June 1, 2015, the injunction was released. On June 2, 2015, this decision was appealed, and as a result the aforementioned injunction is still effective and the effects of the Decree No. 2552/2012 remain blocked as of the date hereof. The Argentine government filed a motion to revoke the injunction which was rejected by the Federal Civil and Commercial Chamber and as a consequence the Argentine government filed an extraordinary motion with the Supreme Court, which was rejected and therefore the injunction remains effective. As of the date of this annual report the Argentine government has answered the claim and requested the registration of the litis. The court granted the registration of the litis and ordered to notify the plaintiff of the answer of the claim filed by the Argentine Government however the notification has not been received by the plaintiff. The Decree No. 2552/2012 may indirectly affect our investment in Entertainment Holding S.A. (“EHSA”).
Furthermore, on May 18, 2015, we were notified that the Agencia de Administración de Bienes del Estado (“AABE”), revoked the concession agreement granted to our subsidiary Arcos del Gourmet S.A., through Resolution No. 170/2014. On June 2, 2015, we filed before the AABE a request to declare the notification void, as certain formal proceedings required under Argentine law have not been complied by the AABE. Furthermore, we filed an administrative appeal requesting the dismissal of the revocation of the agreement and a lawsuit seeking to declare the Resolution No. 170/2014 void. We also filed a lawsuit in order to judicially pay the monthly rental fees of the property. As of the date of this annual report, the “Distrito Arcos” shopping center continues to operate normally.
There are other recent examples of government intervention. In December 2012 and August 2013, the Argentine Congress established new regulations relating to domestic capital markets. The new regulations generally provide for increased intervention in the capital markets by the government, authorizing, for example, the CNV to appoint observers with the ability to veto the decisions of the board of directors of companies admitted to the public offering regime under certain circumstances and suspend the board of directors for a period of up to 180 days. Notwithstanding, the new government is working on an amendment to the Capital Markets Law, which will, among other things, take off the CNV the authorization to appoint observers mentioned before.

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
The Argentine presidential, congressional and certain municipal and state government elections that were held in October and November 2015 generated political uncertainty as to whether the new Argentine government, which took office on December 10, 2015, would implement changes in policy or regulation that could adversely affect the Argentine economy. As of the date of this annual report, the Argentine government has adopted a series of economic actions and foreign exchange regulations whose effects will be seen in the coming months. The President of Argentina and its Congress each have considerable power to determine governmental policies and actions that relate to the Argentine economy and, consequently, may affect our results of operations or financial condition. We can offer no assurances that the policies that may be implemented by the new Argentine government will not adversely affect our business, results of operations or financial condition.
The Argentine government may order salary increases to be paid to employees in the private sector, which would increase our operating costs.
In the past, the Argentine government has passed laws, regulations and decrees requiring companies in the private sector to maintain minimum wage levels and provide specified benefits to employees and may do so again in the future. In the aftermath of the Argentine economic crisis, employers both in the public and private sectors experienced significant pressure from their employees and labor organizations to increase wages and to provide additional employee benefits. In August 2012, the Argentine government established a 25% increase in minimum monthly salary to Ps.2,875, effective as of February 2013. The Argentine government increased the minimum monthly salary to Ps.3,300 in August 2013, to Ps.3,600 in January 2014, to Ps.4,400 in September 2014, to Ps.4,716 in January 2015, to Ps.5,588 in August 2015 and to Ps.6,060 from January 2016. Due to ongoing high levels of inflation, employers in both the public and private sectors continue to experience significant pressure from unions and their employees to increase salaries. During the first months of the year 2016, various unions have agreed with employers’ associations on salary increases between 30% and 35%.
In the future, the government could take new measures requiring salary increases or additional benefits for workers, and the labor force and labor unions may apply pressure for such measures. As of the date of this annual report, the government and labor representatives were engaged in negotiations to set national guidelines for salary increases during 2016. Any such increase in wage or worker benefit could result in added costs and reduced results operations for Argentine companies, including us.
Property values in Argentina could decline significantly.
Property values are influenced by multiple factors that are beyond our control, such as a decrease in the demand for real estate properties due to a deterioration of macroeconomic conditions or an increase in supply of real estate properties that could adversely affect the value of real estate properties. We cannot assure you that property values will increase or that they will not be reduced. Most of the properties we own are located in Argentina. As a result, a reduction in the value of properties in Argentina could materially affect our business.
Restrictions on transfers of foreign currency and the repatriation of capital from Argentina may impair our ability to pay dividends and distributions.
According to current Argentine practices the Argentine government may impose restrictions on the exchange of Argentine currency into foreign currencies and on the remittance to foreign investors of proceeds from investments in Argentina in circumstances where a serious imbalance develops in Argentina’s balance of payments or where there are reasons to foresee such an imbalance. Beginning in December 2001, the Argentine government implemented a number of monetary and foreign exchange control measures that included restrictions on the free disposition of funds deposited with banks and on the transfer of funds abroad without prior approval by the Central Bank, some of which are still in effect. With the administration of President Macri, many of the ongoing restrictions were lifted.
On January 7, 2003, the Central Bank issued communication “A” 3859, which is still in force and pursuant to which there are no limitations on companies’ ability to purchase foreign currency and transfer it outside Argentina to pay dividends, provided that those dividends arise from net earnings corresponding to approved and audited financial statements. The transfer of funds abroad by local companies in order to pay annual dividends only to foreign shareholders, based on approved and fully audited financial statements, does not require formal approval by the Central Bank.
Notwithstanding the above, for many years, and as a consequence of a decrease in availability of U.S. dollars in Argentina, the prior administration imposed informal restrictions on certain local companies and individuals for purchasing foreign currency. These restrictions on foreign currency purchases started in October 2011 and tightened thereafter through the date of this annual report. As a result of these informal restrictions, local residents and companies may be prevented from purchasing foreign currency through the foreign exchange market (“Mercado Único y Libre de Cambios” or “MULC”) for the purpose of making payments abroad, such as dividends, capital reductions, and payment for importation of goods and services.
Together with the new Argentine administration, such restrictions and other foreign exchange control measures were lifted, towards opening Argentina’s foreign exchange market. In this sense, on December 17, 2015, Communication “A” 5850 of the Central Bank reestablished the possibility for non-Argentine residents to repatriate their investment capital and, recently, Communication “A” 6037 of the Central Bank defined the new regulations that apply to the acquisition of foreign currency and the elimination of all other restrictions that impair residents and non-residents to have access to the FX market. However, in the future, the Argentine government or the Central Bank may impose formal restrictions to the payment of dividends abroad and established additional requirements. Any restrictions on transferring funds abroad imposed by the government could undermine our ability to pay dividends on our ADSs in U.S. Dollars.

 Exchange controls and restrictions on transfers abroad and capital inflow restrictions have been limited in the past and may limit the availability of international credit.
Until December 2015, many foreign exchange restrictions and controls imposed by the Argentine government had limited the abilities of companies and individuals to access to the Exchange Market (Mercado Unico y Libre de Cambios). On December 16, 2015, the new authorities issued Communication “A” 5850 of the Central Bank, lifting most of the restrictions then in place. Among these measures, free access to the Mercado Unico y Libre de Cambios was granted for the purchase of foreign currency intended for general purposes, without the need for the Central Bank’s or AFIP’s consent, and eliminating the requirement to deposit 30% of certain capital inflows, subsequently extended by Communication "A" 5963 and 5964. Also, on August 8, 2016, the Central Bank issued Communication "A" 6037, in which the exchange regulations, requiring presentation of documentation to justify each exchange operation, and the daily and monthly caps an exchange transactions on internet banking were eliminated.
Although these recent changes in the foreign exchange regime tend to allow free access by companies and individuals to the local consumer foreign exchange market, certain limitations remain in effect including the following:
●
The proceeds of foreign currency sales in the local exchange market exceeding the peso equivalent of US$2,500 per month must be credited in pesos in a checking or savings account with a local financial institution;

●
It is no longer necessary that the proceeds of external indebtedness be entered or settled in the local foreign exchange market;

●
Any external indebtedness incurred or renewed after December 17, 2015 must remain in Argentina for a period of at least 120 calendar days from the date the proceeds were transferred into Argentina; and

●
Capital inflows into the local foreign exchange market must be credited in an account opened with a local financial institution.

Notwithstanding the measures adopted by the new administration, which lifted certain exchange and capital controls, in the future the Argentine government could impose further exchange controls or restrictions on the movement of capital and/or take other measures in response to capital flight or a significant depreciation of the peso, which could limit our ability to access the international capital markets. Such measures could lead to political and social tensions and undermine the Argentine government’s public finances, as has occurred in the past, which could adversely affect Argentina’s economy and prospects for economic growth. For more information, see “Exchange Rates and Exchange Controls.”
The Argentine economy could be adversely affected by political and economic developments in other global markets.
Argentina’s economy is vulnerable to external shocks that could be caused by adverse developments affecting its principal trading partners. A significant decline in the economic growth of any of Argentina’s major trading partners (including Brazil, the European Union, China and the United States) could have a material adverse impact on Argentina’s balance of trade and adversely affect Argentina’s economic growth. In 2015, there were declines in exports of 14% with Chile, 26% with MERCOSUR (Brazil) and 16% with NAFTA (the United States, Mexico and Canada), each as compared to 2014. Declining demand for Argentine exports could have a material adverse effect on Argentina’s economic growth. For example, the recent significant devaluation of the Brazilian and Chinese currencies and the current slowdown of their respective economies may negatively affect the Argentine economy. Moreover, the political and social instability in Brazil, which includes the recent removal of the President Dilma Rousseff from office following an impeachment vote in the Senate, may have an adversely impact on Argentine´s economy.
In addition, financial and securities markets in Argentina have been influenced by economic and market conditions in other markets worldwide. Such was the case in 2008, when the global economic crisis led to a sudden economic decline in Argentina in 2009, accompanied by inflationary pressures, depreciation of the peso and a drop in consumer and investor confidence. Although economic conditions vary from country to country, investors’ perception of the events occurring in one country may substantially affect capital flows into other countries. International investors’ reactions to events occurring in one market sometimes demonstrate a “contagion” effect in which an entire region or class of investment is disfavored by international investors. Argentina could be adversely affected by negative economic or financial developments in other countries, which in turn may have an adverse effect on our financial condition and results of operations. Lower capital inflows and declining securities prices negatively affect the real economy of a country through higher interest rates or currency volatility. Moreover, Argentina may also be affected by other countries that have influence over world economic cycles.
The international economy is showing contradictory signals of global growth, leading to significant financial uncertainty. There is growing concern about the deceleration of growth in China in particular as well as the significant decline in global commodity prices, particularly oil and gas. In addition, emerging market economies have been affected by the recent change in the U.S. monetary policy, resulting in the unwinding of investments and increased volatility in the value of their currencies. If interest rates rise significantly in developed economies, including the United States, emerging market economies, including Argentina, could find it more difficult and expensive to borrow capital and refinance existing debt, which would negatively affect their economic growth. There is also global uncertainty about the degree of economic recovery in the United States, with no substantial positive signals from other developed countries. Moreover, the recent challenges faced by the European Union to stabilize certain of its member economies, such as Greece, have had and may continue to have international implications affecting the stability of global financial markets, which has hindered economies worldwide.
The effects of the United Kingdom’s vote to exit from the European Union and its impact on economic conditions in Latin America and Argentina and, particularly, on our business, financial condition, results of operations, prospects and trading of our notes are uncertain.
On June 23, 2016, the United Kingdom voted in favor of the United Kingdom exiting the European Union. As of the date of this annual report, the actions that the United Kingdom will take to effectively exit from the European Union or the length of such process are uncertain. The results of the United Kingdom’s referendum have caused, and are anticipated to continue causing, volatility in the financial markets, which may in turn have a material adverse effect on our business, financial condition and results of operations.

A decline in the international prices for Argentina’s main commodity exports could have an adverse effect on Argentina’s economic growth and on our business.
High commodity prices have contributed significantly to the increase in Argentine exports since the third quarter of 2002 as well as in governmental revenues from export taxes (withholdings). However, this reliance on the export of certain commodities, such as soy, has made the Argentine economy more vulnerable to fluctuations in their prices. In December 2015, the new Argentine administration announced a plan to gradually reduce the exports tax payable by soy growers from January 2018 to December 2019, and eliminated export taxes on wheat, corn, sorghum and sunflower, in an attempt to encourage exports.
If international commodity prices decline, the Argentine government’s revenues would decrease significantly affecting Argentina’s economic activity. Accordingly, a decline in international commodity prices could adversely affect Argentina’s economy, which in turn would produce a negative impact on our financial condition and results of operations.
In addition, adverse weather conditions can affect the production of commodities by the agricultural sector, which account for a significant portion of Argentina’s export revenues. These circumstances would have a negative impact on the levels of government revenues, availability of foreign exchange and the government’s ability to service its sovereign debt, and could either generate recessionary or inflationary pressures, depending on the government’s reaction. Either of these results would adversely impact Argentina’s economy growth and, therefore, our business, financial condition and results of operations.
Restrictions on the supply of energy could negatively affect Argentina’s economy.
As a result of prolonged recession, and the forced conversion into Pesos and subsequent freeze of natural gas and electricity tariffs in Argentina, there has been a lack of investment in natural gas and electricity supply and transport capacity in Argentina in recent years. At the same time, demand for natural gas and electricity has increased substantially, driven by a recovery in economic conditions and the implementation of price constraints, which has prompted the government to adopt a series of measures that have resulted in industry shortages and/or costs increase. In particular, Argentina has been importing natural gas in order to compensate for shortages in local production. In order to pay for natural gas imports~~,~~ the Argentine government has frequently used the Central Bank reserves due to absence of incoming currencies from investment. If the government is unable to pay for the natural gas imported in order to produce electricity, business and industries may be affected.
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
As a first step of these measures, subsidies on energy tariffs were withdrawn from industries and high income consumers. Additionally, since 2011, a series of rate increases and the reduction of subsidies mainly among industries and high-income consumers were implemented. In February 2016, the Argentine government revised the tariff schedule for electricity and gas rates and eliminated the subsidies for these utilities, (except for tariffs for certain economically vulnerable sectors). As a result, energy costs are expected to increase by 500% or more. By correcting tariffs, modifying the regulatory framework and reducing the federal government’s role as an active market participant, the new administration aims to correct distortions in the energy sector and stimulate investment. In July 2016, a federal court in the city of La Plata suspended the increase in gas tariffs across the Province of Buenos Aires. In addition, on August 3, 2016, a federal court in San Martin suspended the increase in gas tariffs across the country until a public hearing to discuss the electricity tariffs increase is set. The case was brought before the Supreme Court of Argentina, and on August 18, 2016, the Supreme Court of Argentina upheld the suspension of gas tariffs increase to residential customers, arguing that a tariffs increase could not be established without public hearings. A public hearing on the increase was held on September 16, 2016 and as result, the increase in gas tariffs will be increased by approximately 203% effective in October 2016, with semi-annual increases until 2019. In relation to other services (water, transport and electricity), the government announced that other public meetings will be held in mid-October.
High public expenditure could result in long-lasting adverse consequences for the Argentine economy.
Over the last several years, the Argentine government has substantially increased public expenditures. In 2014, public sector expenditures increased by 43% year over year and the government reported a primary fiscal deficit of 0.9%. During recent years, the Argentine government has resorted to the Central Bank and to the Administración Nacional de la Seguridad Social (Federal Social Security Agency, or “ANSES”, as per its acronym in Spanish) to source part of its funding requirements. In 2015, this trend continued as primary fiscal balance showed a deficit of 5.4% as of December 31, 2015.
Recently, the Argentine government has begun adjusting its subsidy policies, particularly those related to energy, electricity and gas, water and public transportation. Changes in these policies could materially and adversely impact consumer purchase capacity and economic activity and may lead to an increase in prices.
Moreover, the primary fiscal balance could be negatively affected in the future if public expenditures continue to increase at a rate higher than revenues as a result of subsidies to lower-income sectors, social security benefits, financial assistance to provinces with financial problems, increased spending on public works and subsidies to the energy and transportation sectors. A further deterioration in fiscal accounts could negatively affect the government’s ability to access the long-term financial markets and could in turn result in more limited access to such markets by Argentine companies.

  Risks Relating to Our Business
We are subject to risks inherent to the operation of shopping centers that may affect our profitability.
Our shopping centers are subject to various factors that affect their development, administration and profitability, including:
●
decline in our lease prices or increases in levels of default by our tenants due to economic conditions, increases in interest rates and other factors that we cannot control;
●
the accessibility and the attractiveness of the area where the shopping center is located;
●
the intrinsic attractiveness of the shopping center;
●
the flow of people and the level of sales of each shopping center rental unit;
●
increasing competition from internet sales;
●
the amount of rent collected from each shopping center rental unit;
●
changes in consumer demand and availability of consumer credit (considering the limits impose by the Central Bank to interest rates charged by financial institutions), both of which are highly sensitive to general macroeconomic conditions; and
●
fluctuations in occupancy levels in our shopping centers.
An increase in our operating costs, caused by inflation or by other factors, could have a material adverse effect on us if our tenants are unable to pay higher rent due to the increase in expenses. Moreover, the shopping center business is closely related to consumer spending and by prevailing economic conditions that affect potential customers. All of our shopping centers and commercial properties are located in Argentina, and, as a consequence, their business could be seriously affected by a recession in Argentina. For example, during the economic crisis in Argentina, spending decreased significantly, unemployment, political instability and inflation significantly reduced consumer spending in Argentina, lowering tenants’ sales and forcing some tenants to leave our shopping centers. Persistently poor economic conditions in Argentina will likely have a material adverse effect on the revenues from shopping center activity and thus on our business.
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
Events or conditions beyond our control that may adversely affect our operations or the value of our properties include:
●
downturns in the national, regional and local economic climate;
●
volatility and decline in discretionary spending;
●
competition from other shopping centers and office and commercial buildings;
●
local real estate market conditions, such as oversupply or reduction in demand for retail, office, or other commercial space;
●
decreases in consumption levels;
●
changes in interest rates and availability of financing;
●
the exercise by our tenants of their legal right to early termination of their leases;
●
vacancies, changes in market rental rates and the need to periodically repair, renovate and re-lease space;
●
increased operating costs, including insurance expense, salary increases, utilities, real estate taxes, state and local taxes and heightened security costs;
●
civil disturbances, earthquakes and other natural disasters, or terrorist acts or acts of war which may result in uninsured or underinsured losses;
●
significant expenditures associated with each investment, such as debt service payments, real estate taxes, insurance and maintenance costs;
●
declines in the financial condition of our tenants and our ability to collect rents from our tenants;
●
changes in our ability or our tenants’ ability to provide for adequate maintenance and insurance, possibly decreasing the useful life of and revenue from property;
●
changes in law or governmental regulations (such as those governing usage, zoning and real property taxes) or government action such as expropriation, confiscation or revocation of concessions; and
●
interpretation by judges of the New Civil and Commercial Code (in force from August 1, 2015) which may be adverse to our interests.

If any one or more of the foregoing conditions were to affect our business, it could have a material adverse effect on our financial condition and results of operations.

An adverse economic environment for real estate companies such as a credit crisis may adversely impact our results of operations and business prospects significantly.
The success of our business and profitability of our operations depend on continued investment in the real estate markets and access to capital and debt financing. A long term crisis of confidence in real estate investments and lack of credit for acquisitions may constrain our business growth. As part of our business goals, we intend to increase our properties portfolio though strategic acquisitions of core properties at advantageous prices, where we believe we can bring the necessary expertise to enhance property values. In order to pursue acquisitions, we may need access to equity capital and/or debt financing. Any disruptions in the financial markets, including the bankruptcy and restructuring of major financial institutions, may adversely impact our ability to refinance existing debt and the availability and cost of credit in the near future. Any consideration of sales of existing properties or portfolio interests may be tempered by decreasing property values. Our ability to make scheduled payments or to refinance our obligations with respect to indebtedness depends on our operating and financial performance, which in turn is subject to prevailing economic conditions. If a recurrence of the disruptions in financial markets remains or arises in the future, there can be no assurances that government responses to such disruptions will restore investor confidence, stabilize the markets or increase liquidity and the availability of credit.
The loss of key or anchor tenants could adversely affect both the operating revenues and value of our properties.
If certain of our most important tenants were to experience financial difficulties, including bankruptcy, insolvency or a general downturn of business, or if we simply failed to retain their patronage, our business could be adversely affected. Our shopping centers are typically anchored by significant tenants, such as well-known department stores that generate shopping traffic at the mall. Further, certain tenants are also very important for our office buildings. A decision by such significant tenants to cease operations at our shopping centers or our office buildings, as applicable, could have a material adverse effect on the revenues and profitability of the affected segment and, by extension, on our financial condition and results of our operations. In addition, the closing of one or more significant tenants at our shopping centers may induce other major tenants at an affected property to terminate their leases, to seek rent relief and/or cease operating their stores or otherwise adversely affect occupancy at the property. Moreover, key tenants at one or more properties might terminate their leases as a result of mergers, acquisitions, consolidations, dispositions or bankruptcies. The bankruptcy and/or closure of one or more significant tenants, if we are not able to successfully re-lease the affected space, could have a material adverse effect on both the operating revenues and underlying value of the properties involved.
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
●
we may not be able to obtain financing for acquisitions on favorable terms;
●
acquired properties may fail to perform as expected;
●
the actual costs of repositioning or redeveloping acquired properties may be higher than our estimates; and
●
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
●
our estimates of the cost of improvements needed to bring the property up to established standards for the market may prove to be inaccurate;
●
properties we acquire may fail to achieve, within the time frames we project, the occupancy or rental rates we expect to achieve at the time we make the decision to acquire, which may result in the properties’ failure to achieve the returns we projected;
●
our pre-acquisition evaluation of the physical condition of each new investment may not detect certain defects or identify necessary repairs, which could significantly increase our total acquisition costs; and
●
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
Properties we acquire may subject us to unknown liabilities.
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

●            liabilities for clean-up of undisclosed environmental contamination;
●
law reforms and governmental regulations (such as those governing usage, zoning and real property taxes); and
●
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
A substantial part of our income is derived from rental income from real property. As a result, our performance depends on our ability to collect rent from tenants. Our income and funds for distribution would be negatively affected if a significant number of our tenants, or any of our major tenants (as discussed in more detail below):
●
delay lease commencements;
●
decline to extend or renew leases upon expiration;
●
fail to make rental payments when due; or
●
close stores or declare bankruptcy.
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
Serious illnesses and pandemics, such as the 2009 outbreak of Influenza A H1N1 virus (the “Swine Flu”) and the current Zika virus, have in the past adversely affected consumer and tourist activity, may do so in the future and may adversely affect our results of operations.
As a result of the outbreak of Swine Flu during the winter of 2009, consumers and tourists dramatically changed their spending and travel habits to avoid contact with crowds. Furthermore, several governments enacted regulations limiting the operation of schools, cinemas and shopping centers. Even though the Argentine government only issued public service recommendations to the population regarding the risks involved in visiting crowded places, such as shopping centers, and did not issue specific regulations limiting access to public places, a significant number of consumers nonetheless changed their habits vis-a-vis shopping centers and malls. Similarly, the current zika virus pandemic may result in similar courses and outcomes. We cannot assure you that a new disease outbreak or health hazard (such as the Ebola outbreak in recent years) will not occur in the future, or that such an outbreak or health hazard would not significantly affect consumer and/or tourist activity, and that such scenario would not adversely affect our businesses.

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
●
a prohibition to include automatic price adjustment clauses based on inflation increases in lease agreements; and
●
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

In addition, on October 1, 2014, the Argentine Congress adopted a new Civil and Commercial Code (the “Civil and Commercial Code”) which became effective on and June 30, 2015, is in force since August 1, 2015, requires that lease agreement provide for a minimum term of two years, and a maximum term of twenty years for residential leases and of fifty years for other purpose leases. Furthermore, the Civil and Commercial Code modifies the regime applicable to contractual provisions relating to foreign currency payment obligations by establishing that foreign currency payment obligations may be discharged in Pesos. This amends the legal framework currently in force, pursuant to which debtors may only discharge their foreign currency payment obligations by making payment in the specific foreign currency agreed upon in their agreements; provided however that the option to discharge in Pesos a foreign currency obligation may be waived by the debtor is still under discussion. Although certain judicial decisions have set forth that this regulation regarding foreign currency can be left aside by the parties to an agreement, it is still too early to determine whether or not this legal provision can be left aside in an agreement as a general rule. Moreover, and regarding the new provisions for leases, there are no judicial decisions on the scope of this amendment and, in particular, in connection with the ability of the parties to any contract to set aside the new provision and enforce such agreements before an Argentine court.
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
●
a decrease in demand for office space;
●
a deterioration in the financial condition of our tenants may result in defaults under leases due to bankruptcy, lack of liquidity or for other reasons;
●
difficulties or delays renewing leases or re-leasing space;
●
decreases in rents as a result of oversupply, particularly of newer buildings;
●
competition from developers, owners and operators of office properties and other commercial real estate, including sublease space available from our tenants; and

●
maintenance, repair and renovation costs incurred to maintain the competitiveness of our office buildings.
If we are unable to adequately address these factors, any one of them could adversely impact our business, which would have an adverse effect on our financial condition and results of operations.
Our investment in property development and management activities may be less profitable than we anticipate.
We are engaged in the development and management of shopping centers, office buildings and other rental properties, frequently through third-party contractors. Risks associated with our development and management activities include the following, among others:
●
abandonment of development opportunities and renovation proposals;
●
construction costs of a project may exceed our original estimates for reasons including raises in interest rates or increases in the costs of materials and labor, making a project unprofitable;
●
occupancy rates and rents at newly completed properties may fluctuate depending on a number of factors, including market and economic conditions, resulting in lower than projected rental rates and a corresponding lower return on our investment;
●
pre-construction buyers may default on their purchase contracts or units in new buildings may remain unsold upon completion of construction;
●
the unavailability of favorable financing alternatives in the private and public debt markets;
●
aggregate sale prices of residential units may be insufficient to cover development costs;
●
construction and lease-up may not be completed on schedule, resulting in increased debt service expense and construction costs;
●
failure or delays in obtaining necessary zoning, land-use, building, occupancy and other required governmental permits and authorizations, or building moratoria and anti-growth legislation;
●
significant time lags between the commencement and completion of projects subjects us to greater risks due to fluctuation in the general economy;
●
construction may not be completed on schedule because of a number of factors, including weather, labor disruptions, construction delays or delays in receipt of zoning or other regulatory approvals, or man-made or natural disasters (such as fires, hurricanes, earthquakes or floods), resulting in increased debt service expense and construction costs;
●
general changes in our tenants’ demand for rental properties; and
●
we may incur capital expenditures that could result in considerable time consuming efforts and which may never be completed due to government restrictions.
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
All of our shopping center and commercial office properties are located in Argentina. There are other shopping centers and numerous smaller retail stores and residential properties within the market area of each of our properties. The number of competing properties in a particular area could have a material adverse effect on our ability to lease retail space in our shopping centers or sell units in our residential complexes and on the amount of rent or the sale price that we are able to charge. We cannot assure you that other shopping center operators, including international shopping center operators, will not invest in Argentina in the near future. If additional companies become active in the Argentine shopping center market in the future, such competition could have a material adverse effect on our results of operations.
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
For the fiscal year ended June 30, 2016, 78% of our sales from leases and services were derived from shopping centers in the City of Buenos Aires and the Greater Buenos Aires. In addition, all of our office buildings are located in the City of Buenos Aires and a substantial portion of our revenues are now derived from such properties. Although we own properties and may acquire or develop additional properties outside of the City of Buenos Aires and the Greater Buenos Aires, we expect to continue to depend to a very large extent on economic conditions affecting those areas and therefore, an economic downturn in those areas could have a material adverse effect on our financial condition and results of operations. Our dependence on rental income may adversely affect our ability to meet our debt obligations
Some potential losses are not covered by insurance and certain kinds of insurance coverage may become prohibitively expensive.
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
We had, and expect to have, substantial liquidity and capital resource requirements to finance our business. As of June 30, 2016, our consolidated financial debt amounted to Ps.5,893 million (including accrued and unpaid interest and deferred financing costs). We cannot assure you that we will have sufficient cash flows and adequate financial capacity in the future.
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
The global credit crisis that began in 2008 had a significant negative impact on businesses around the world. The impact of a crisis on our major tenants cannot be predicted and may be quite severe. A disruption in the ability of our significant tenants to access liquidity could cause serious disruptions or an overall deterioration of their businesses which could lead to a significant reduction in their future orders of their products and the inability or failure on their part to meet their payment obligations to us, any of which could have a material adverse effect on our results of operations and liquidity.

The shift of consumers to purchasing goods over the Internet, where barriers to entry are low, may negatively affect sales at our shopping centers.
In recent years, internet retail sales have grown significantly in Argentina, even although the market share of such sales is still insignificant. The Internet enables manufacturers and retailers to sell directly to consumers, diminishing the importance of traditional distribution channels such as retail stores and shopping centers. We believe that our target consumers are increasingly using the Internet, from home, work or elsewhere, to shop electronically for retail goods, and this trend is likely to continue. If e-commerce and retail sales through the Internet continue to grow, consumers’ reliance on traditional distribution channels such as our shopping centers could be materially diminished, having a material adverse effect on our financial condition, results of operations and business prospects.
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
We are dependent on our chairman Eduardo Sergio Elsztain, our board of directors and our controlling shareholder IRSA.
Our success, to a significant extent, depends on the continued employment of Eduardo Sergio Elsztain and certain other members of our board of directors and senior management, who have significant expertise and knowledge of our business and industry. The loss or interruption of their services for any reason could have a material adverse effect on our business and results of operations. Our future success also depends in part upon our ability to attract and retain other highly qualified personnel. We cannot assure you that we will be successful in hiring or retaining qualified personnel, or that any of our personnel will remain employed by us.
Further, we believe that our success also depends, to a significant extent, on the continued success of IRSA which owns 94.61% of our outstanding shares. IRSA is engaged in a range of real estate, investment and other business activities, many of which are different from our business, including IRSA’s significant investments in Banco Hipotecario, an Argentine bank, and IDB Development Corporation, a large conglomerate in Israel engaged in a range of businesses including real estate, telecommunications, supermarkets, agribusiness and insurance. As a result, IRSA is exposed to certain important risks, as described in its consolidated financial statements and its filings with the SEC, which under certain circumstances could have a material adverse effect on its financial condition, results of operations and business prospects. We cannot assure you that IRSA will not be adversely affected by the risks that it faces (including those relating to its investments in Banco Hipotecario or IDB Development Corporation), and we believe that if IRSA were to be so affected, the market perception of the group of companies controlled by Eduardo Sergio Elsztain, including us, could be adversely affected as well.
The interests of our controlling shareholder could conflict with your interests.
We are currently controlled by IRSA, which has a 94.61% ownership stake in us. Our controlling shareholder is in a position to direct our management and to determine the result of substantially all matters to be decided by majority vote of our shareholders, including the election of a majority of the members of our board of directors, determining the amount of dividends distributed by, adopting certain amendments to our by-laws, enforcing or waiving our rights under existing agreements, leases and contractual arrangements and entering into certain agreements with entities affiliated with us, subject to Argentine law. As a result, circumstances may occur in which our controlling shareholders’ interests in us could be in conflict with your interests as noteholders.
Labor relations may negatively impact us.
As of June 30, 2016, 47.8% of our worforce was represented by unions under two separate collective bargaining agreements. Although we currently enjoy good relations with our employees and their unions, we cannot assure you that labor relations will continue to be positive or that deterioration in labor relations will not materially and adversely affect us.
Due to the currency mismatches between our assets and liabilities, we have currency exposure.
As of June 30, 2016, the majority of our liabilities, such as our Series II Notes are denominated in U.S. dollars while our revenues are denominated in Pesos. This currency gap exposes us to a risk of volatility in the rate of exchange between the Peso and the U.S. dollar, and our financial results are adversely affected when the U.S. dollar appreciates against the Peso. Any depreciation of the Peso against the U.S. dollar correspondingly increases the nominal amount of our debt in Pesos, with further adverse effects on our results of operation and financial condition and may increase the collection risk of our leases and other receivables from our tenants and mortgage debtors, most of generate have Peso-denominated revenues.

Property ownership through joint ventures or minority participation may limit our ability to act exclusively in our interest.
We develop and acquire properties in joint ventures with other persons or entities when we believe circumstances warrant the use of such structures. For example, we currently own 80% of Panamerican Mall S.A. (“PAMSA”), while another 20% is owned by Centro Comercial Panamericano S.A., and we also own 50% of Quality Invest S.A. (“Quality Invest”), a joint venture that controls our investment in the Nobleza Piccardo plant.
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
IRSA Inversiones y Representaciones Sociedad Anonima (“IRSA”) which as of June 30, 2016 owned approximately 94.61% of our common shares (or approximately 1,192,218,935 common shares which may be exchanged for an aggregate of 29,805,473 ADSs), is free to dispose of any or all of its common shares or ADSs at any time, in its discretion. Sales of a large number of our common shares and/or ADSs would likely have an adverse effect on the market price of our common shares and the ADSs.
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
We are subject to certain different corporate disclosure requirements and accounting standards than domestic issuers of listed securities in the United States
There may be less publicly available information about the issuers of securities listed on the Buenos Aires Stock Market (“Mercado de Valores de Buenos Aires” or “MVBA”) than is regularly published by or about domestic issuers of listed securities in the United States and certain other countries.
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
Based on the current and projected composition of our income and valuation of our assets, including goodwill, we do not believe we were a passive foreign investment company (“PFIC”) for United States federal income tax purposes for the taxable year ending June 30, 2016, and we do not currently expect to become a PFIC, although there can be no assurance in this regard. The determination of whether we are a PFIC is made annually. Accordingly, it is possible that we may be a PFIC in the current or any future taxable year due to changes in our asset or income composition or if our projections are not accurate. The volatility and instability of Argentina’s economic and financial system may substantially affect the composition of our income and assets and the accuracy of our projections. In addition, this determination is based on the interpretation of certain U.S. Treasury regulations relating to rental income, which regulations are potentially subject to differing interpretation. If we become a PFIC, U.S. Holders (as defined in “Taxation—United States Taxation”) of our common shares or ADSs will be subject to certain United States federal income tax rules that have negative consequences for U.S. Holders such as additional tax and an interest charge upon certain distributions by us or upon a sale or other disposition of our common shares or ADSs at a gain, as well as reporting requirements. Please see ‘‘Taxation—United States Taxation—Passive Foreign Investment Company” for a more detailed discussion of the consequences if we are deemed a PFIC. You should consult your own tax advisors regarding the application of the PFIC rules to your particular circumstances.

Changes in Argentine tax laws may affect the tax treatment of our common shares or ADSs.
On September 23, 2013, the Argentine income tax law was amended by the passage of Law No. 26,893. Under the amended law, the sale, exchange or other transfer of shares and other securities is subject to a capital gain tax at a rate of 15% for Argentine resident individuals and foreign beneficiaries. There is an exemption for Argentine resident individuals if certain requirements are met; however, there is no such exemption for non-Argentine residents. See “Taxation — Argentine Taxation.” However, as of the date hereof many aspects of the amended tax law remain unclear and, pursuant to certain announcements made by Argentine tax authorities, they are subject to further rulemaking and interpretation, which may adversely affect the tax treatment of our common shares and/or ADSs. Also, the amended law had established an income tax at a rate of 10% in the distribution of dividends; however, this has been recently derogated by Law 27,260.
The income tax treatment of income derived from the sale of ADSs or exchanges of shares from the ADS facility may not be uniform under the revised Argentine income tax law. The possibly varying treatment of source income could impact both Argentine resident holders as well as non-Argentine resident holders. In addition, should a sale of ADSs be deemed to give rise to Argentine source income, as of the date of this annual report no regulations have been issued regarding the mechanism for paying the Argentine capital gains tax when the sale exclusively involves non-Argentine parties. However, as of the date of this annual report, no administrative or judicial rulings have clarified the ambiguity in the law.
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
IRSA, our principal shareholder, beneficially owns approximately 94.6% of our common shares outstanding and consequently, may influence our business policies, including, among others, determinations with respect to:
●
the composition of our board of directors and, consequently, determinations of our board with respect to our business direction and policy, including the appointment and removal of our officers;
●
mergers, other business combinations and other transactions, including those that may result in a change of control;
●
decisions regarding payment of dividends or other distributions and the amount of any such dividends or distributions;

●
sales and dispositions of our assets; and
●
the amount of debt that we incur.
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
In accordance with Argentine corporate law, we may pay dividends in Pesos out of retained earnings, if any, to the extent set forth in our Audited Financial Statements. Our ability to generate retained earnings is subject to the results of our operations. Although during 2014 inflation accelerated mainly due to the currency devaluation process carried out by the Argentine Central Bank, we paid dividends on November 17, 2015. The uncertainty surrounding future rates of inflation may affect our results of operations and consequently our ability to pay dividends. If the Peso continues to devaluate significantly, all of the negative effects on the Argentine economy related to such devaluation could recur, with adverse consequences on our business and as a result on the results of our operations and our ability to pay dividends. Nevertheless, it is expected that the inflation rate is being reduced during this 2016 pursuant to the economic measures that are being adopted.
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
Our legal name is IRSA Propiedades Comerciales S.A. formerly known as Alto Palermo S.A. (APSA). We were authorized and incorporated by Decree issued by the Argentine Executive Branch on August 29, 1889, registered under No. 126 of Page 268 of Book IV, and registered in the Public Registry of Commerce of the City of Buenos Aires on February 27, 1976 under No. 323 on Page 6 of Book 85, Volume A of Argentine Corporations. Pursuant to our bylaws, our term of duration expires on August 28, 2087. Our common shares are listed and traded on the MVBA through the Buenos Aires Stock Exchange (“Bolsa de Comercio de Buenos Aires” or the “BCBA”), under the ticker “IRCP”, and our ADS on the NASDAQ under the ticker “IRCP”. Our headquarters and principal executive offices are located at Moreno 877, 22 Floor, (C1091AAQ), Ciudad Autónoma de Buenos Aires, Argentina. Our telephone is (+54 11) 4344-4600. Our Depositary Agent for the ADS in the United States is Bank of New York Mellon whose address is PO Box 358516, Pittsburgh, PA 15252-8516, and whose telephone is (+1 201) 680-6825. Our website is www.irsacp.com.ar. Information contained in or accessible through our website is not a part of this annual report. All references in this annual report to this or other internet sites are inactive textual references to these URLs, or “uniform resources locator” and are for your information reference only. We assume no responsibility for the information contained on such sites.
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
Since 1996, we have expanded our real estate activities in the shopping center segment, through the acquisition of controlling interests in sixteen shopping centers: Paseo Alcorta, Alto Palermo Shopping, Buenos Aires Design, Alto Avellaneda, Alto NOA, Abasto Shopping, Patio Bullrich, Mendoza Plaza Shopping, Alto Rosario, Córdoba Shopping Villa Cabrera, Dot Baires, Soleil Premium Outlet, La Ribera Shopping, Patio Olmos Shopping, Distrito Arcos and Alto Comahue Shopping.
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

Our former legal name, Alto Palermo S.A. (APSA), was modified by resolution adopted at the Extraordinary General Shareholders’ meeting held on February 5, 2015, to IRSA Commercial Properties S.A. As of June 30, 2016, our main shareholder is IRSA with 94.61% of our capital stock. Our shares are listed on the MVBA, through the BCBA and Nasdaq, under the symbol "IRCP".
As a consequence of the assets acquired in December 2014, as of June 30, 2016, we own and/or manage 16 shopping centers in Argentina, 15 of which are operated by us, totaling 333,155 square meters and 79,048 square meters of gross leasable in 6 premium office buildings of rental office property.
Significant acquisitions, dispositions and development of businesses
The following is a description of the most significant events in terms of acquisitions, dispositions, real estate barter transactions and other transactions which occurred during the years ended June 30, 2016, 2015 and 2014:
Fiscal year ended as of June 30, 2016
Acquisitions
Building office to be constructed owned by IRSA
We have acquired from our controlling company IRSA, 16,012 square meters corresponding to 14 floors (13 to 16 and 21 to 30) for purposes of long-term leasing and 142 parking spaces in the building to be built in the Catalina area in the City of Buenos Aires. The building to be constructed has a total gross leasing area of 35,468 square meters in 30 office floors and 316 parking lots in four undergrounds; possession is scheduled to be delivered in December 2019 and the conveyance deed is expected to be executed in December 2020.
The price of the transaction was established based on two components: a “Determined” part corresponding to the incidence of land on the square meters acquired by us in an amount of Ps. 455.7 million (approximately US$/square meter 1,600 + VAT) that were paid on the execution date and a “To Be Determined” part, where IRSA will shift the company only the real cost of the construction works per square meter.
Plot of land adjoining Shopping Alto Avellaneda
On December 30, 2015, we signed a purchase agreement –granting possession– for the acquisition of a plot of land of approximately 3,822 square meters located in Avellaneda, Province of Buenos Aires, for a potential enlargement of the shopping center Alto Avellaneda. The transaction amounted to US$ 2.0 million, out of which US$ 1.3 million have been paid. The balance will be paid as follows: US$ 0.2 million upon registration of the measurement plan and US$ 0.5 million upon delivery of the deed conveying title to the property.
Dispositions
Units of Intercontinental Plaza building
On February 2, 2016, we conveyed title to 851 square meters corresponding to an office and 8 parking lots in the Intercontinental Plaza building to an unrelated party. We still hold 6,308 square meters of the building. The total amount of the transaction was Ps. 41.5 million, which has already fully paid by the purchaser. The gross profit of the transaction amounts to Ps. 20.1 million.
On September 10, 2015, we conveyed title to 5,963 square meters corresponding to 7 office floors, 56 parking lots and 3 storage units in the Intercontinental Plaza building to a unrelated party, with 7,159 square meters of the building being held by us. The total amount of the transaction was Ps. 324.5 million, which has already fully paid by the purchaser. The gross profit of the transaction amounted to Ps. 155.8 million.
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
The total purchase price of the transaction was US$308 million, which have already been paid as of June 30, 2016.
Acquisition of plot of land in the province of Córdoba
On May 6, 2015, we acquired a plot of land located in Villa Cabrera, Córdoba. The price was agreed upon at Ps. 3.1 million, which has already been paid.
Dispositions
Decrease of equity interest in Avenida Inc.
On July 18, 2014, we exercised warrants and increased our shareholding in Avenida Inc.(“Avenida”) to 35.46% of its capital stock. However, our interest in Avenida was further reduced to 23.01% as a result of a simultaneous acquisition of a 35.12% interest in Avenida by a new investor. Subsequently, on September 2, 2014, we sold, trough Torodur S.A. (“Torodur”) 1,430,000 shares representing 5 % of the Avenida’s capital stock in the amount of Ps.19.1 million (US$2.3 million), thus reducing our equity interest to 17.68%. Such transaction generated a gain of Ps.8.8 million included in "Other operation results, net" in the statement of comprehensive income. On July, 2015, following last year sale of 5% and the recent capital round, our share interest was diluted to 11.38% of Avenida.
Sale of units in Intercontinental Plaza building
On May 5, 2015 we sold to a non related party, 8,470 square meters, corresponding to 9 offices floors and 72 parking units. The amount of the transaction was Ps.376.4 million, which has been paid in full. The gross profit before tax of the transaction amounted to Ps. 123.7 million.

Fiscal year ended as of June 30, 2014
Acquisitions
Acquisition of building adjacent to Alto Palermo Shopping
On May 22, 2014, we acquired a property with a 40 square meters area, adjacent to Alto Palermo Shopping, located in Av. Santa Fe 3255/57/59 for US$3.8 million.
Subscription of common shares of Avenida.
On August 29, 2013, we have subscribed through Torodur, 3,703,704 common shares of Avenida, representing 24.79% of its outstanding capital. Additionally, we were granted a warrant to increase our interest up to 37.04%. The purchase price for the transaction was Ps.13.0 million, which has already been paid in full. After the acquisition, Avenida, incorporated Avenida Compras S.A. in Argentina, a company engaged in e-commerce, which is wholly owned by Avenida.
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
Furthermore, in the aforementioned agreement the price of the option was set as follows: (a) a fixed amount of Ps.2.0 million which was cancelled, and (b) a variable amount payable monthly, which result from applying 4.5% on the amounts accrued in the immediate preceding month for rental and right of admission, net of certain expenses. Such variable sum will be paid during 5 years from the opening of the shopping mall, during that period Messrs. Giana, Tobal and Bossi assigned to us the economic rights of Arcos del Gourmet.
Fiscal Year 2016
During the fiscal year ended on June 30, 2016, we invested in capital expenditures for Ps. 188.0 million, out of which: (i) Ps. 167.7 million were used in the acquisition of investment properties, mainly, in connection with improvements to our shopping centers; (ii) Ps. 13.7 million are related to the acquisition of property, plant and equipment; and (iii) Ps. 6.6 million were used in advance payments for the acquisition of general investments.
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
Recent Developments
Acquisition of shares of EHSA
In July 2016, we acquired from FEG Entretenimientos S.A., 25% of the shares of EHSA, a company in which we already owned 50%, and from Mr. Marcelo Figoli 1.25% of the shares of Entretenimiento Universal S.A. ("ENUSA"). The purchase price of the acquisition was Ps. 66.5 million, 50% of which was already paid, and the balance was paid in two equal installments payable within 60 and 90 days. As of the date of this annual report, the total amount was fully paid.
We also sold 5% of the shares of EHSA to Mr. Diego Finkelstein. The sales amount was set in the amount of Ps. 13.45 million, 50% having been perceived, while the balance will be perceived in two equal installments payable within 60 and 90 days. As a result, we own 70% of capital and votes of EHSA and Mr. Diego Finkelstein the remaining 30%.
EHSA holds, directly and indirectly, 100% of the shares of OGDEN Argentina S.A. ("OASA") and 95% of the shares of ENUSA. OASA owns 50% of the shares and votes of La Rural S.A. ("LRSA"), a company that has the usufruct for the commercial operation of the "Predio Ferial de Palermo" in the City of Buenos Aires, with the Rural Society Argentina ("SRA") that owns the remaining 50%. In addition, OASA manages LRSA through agreements with the SRA including the right to appoint the president, with a casting vote in certain issues- and general manager. Meanwhile, ENUSA is mainly engaged in the realization of certain shows at Predio Ferial Palermo.
Resignation as alternate director
On September 29, 2016, we informed that we have received a communication from Mr. David Alberto Perednik notifying his resignation as alternate director. The resignation will be taken into account at the next Ordinary Shareholders Meeting.

B. Business Overview
Operations and principal activities
We are the largest owner and manager of shopping centers and one of the largest owners of office and other commercial properties in Argentina in terms of gross leasable area and number of rental properties. As of June 30, 2016, our total assets were Ps.9,299.5 million, and our shareholders’ equity was Ps.1,672.1 million. Our operating income for the fiscal years ended June 30, 2016 and June 30, 2015, was Ps.1,934.6 million and Ps. 1,348.4 million, respectively.
We are owners and/or managers of 16 shopping centers in Argentina, 15 of which are operated by the Company, totaling 333,155 square meters of Gross Leaseable Area as of the closing of fiscal year 2016. Moreover, the Company owns 79,048 square meters in 6 premium office buildings and has a large reserve of land for future commercial developments. We are operators and owners of majority stakes in 16 of our shopping centers in Argentina, seven of which are located in the City of Buenos Aires (Abasto, Alcorta Shopping, Alto Palermo, Patio Bullrich, Buenos Aires Design, Dot Baires Shopping and Distrito Arcos), two in the Greater Buenos Aires area (Alto Avellaneda and Soleil), and the rest in various provinces (Alto Noa in the City of Salta, Alto Rosario in the City of Rosario, Mendoza Plaza in the City of Mendoza, Córdoba Shopping Villa Cabrera in the City of Córdoba, and Alto Comahue in the City of Neuquén). In addition, IRSA Propiedades Comerciales operates La Ribera Shopping in the City of Santa Fe through a joint venture, and owns the historic real estate that hosts the Patio Olmos shopping center in the Province of Córdoba, which is operated by a third party.
We operate our business through four principal business segments, namely “Shopping Centers”, “Offices and Others”, “Sales and Developments” and “Financial Operations and Others” as further described below:
●
“Shopping Centers” includes the operating results from our commercial exploitation and development of shopping centers, mainly derived from leasing and providing services related to the lease of retail stores and other spaces at our shopping centers. Our Shopping Centers segment includes highly diversified, multi-format assets that focus on shopping centers that target middle-income to high-income consumers. As of June 30, 2016, the average occupancy rate of our shopping centers was 98.4%. Our Shopping Centers segment had operating income of Ps.1,673.4 million for fiscal 2016, 37.6% higher than fiscal 2015, representing 85.5% of our consolidated operating income for such periods.
●
“Offices and Others” includes the operating results arising from the lease of offices and other rental properties and the provision of related services. Our Offices and Others segment had operating income of Ps.134.6 million for fiscal 2016, 624% higher than fiscal 2015, representing 6.9% of our consolidated operating income for such periods.
●
“Sales and Developments” includes the operating results of sales undeveloped parcels of land and/or trading properties and those originated in their development and maintenance. Also includes the results of the sales of investment properties. Our Sales and Developments segment had operating income of Ps.149.3 million for fiscal 2016, 16.6% higher than fiscal 2015, representing 7.6% of our consolidated operating income for such periods.
●
“Financial Operations and Others” includes the results of operations from financing activities developed through Tarshop S.A., and the residual transactions of consumer financing from Apsamedia S.A. (currently merged with us). The e-commerce activities conducted through our associate Avenida Inc. were included until the first quarter of fiscal 2015. Such investment was considered as financial asset from the second quarter of fiscal 2015. Our Financial Operations and Others segment had operating income loss of Ps.0.9 million for fiscal 2016.
Our common shares are listed and traded on the MVBA through the BCBA under the ticker “IRCP” and our ADSs are listed on NASDAQ under the ticker “IRCP.” Our controlling shareholder is IRSA, a leading Argentine real estate company engaged in a diverse range of activities, whose common shares are listed on the MVBA and on the New York Stock Exchange (“NYSE”).
Business Strategy
As a leading company in Argentina dedicated to acquiring, developing and managing commercial properties that include shopping centers and office buildings and other rental properties, we seek to (i) generate stable cash flows through the operation of our rental properties and (ii) achieve long-term appreciation of our real estate assets. We seek to achieve these goals and maintain our leadership in our markets through the implementation of the following strategies.
Investment Strategy. We seek to meet the unmet demand for shopping venues in urban centers throughout Argentina while seeking to optimize the shopping experience of our clients’ customers. In addition, we look to benefit from the unsatisfied demand for premium office buildings in the City of Buenos Aires. We seek to achieve these objectives by implementing the following investment strategies:
●
Selectively develop and acquire new shopping centers. We look to develop new shopping centers with different business formats located in densely populated urban areas or that have attractive growth prospects, including the metropolitan area of Buenos Aires, cities in certain provinces of Argentina and possibly abroad. Our strategically located land bank enables us to develop new shopping centers in potentially attractive areas that we believe meet those requirements. Furthermore, we seek to selectively acquire shopping centers we believe will benefit from our know-how, tenant relationships, centralized management and leasing strategies, thereby enabling us to enter new markets and achieve synergies within our portfolio of properties.
●
Purchase and develop premium office buildings. Since the Argentine economic crisis in 2001 and 2002, there has been limited investment in high-quality office buildings in the City of Buenos Aires. As a result, we believe there is substantial unsatisfied demand for such properties. We seek to become the leader in the high quality office properties business in Argentina by targeting premium corporate tenants and to purchase and develop premium office buildings in strategically located business districts in the City of Buenos Aires and other locations we believe offer attractive returns and potential for long-term capital gains.
●
Regularly improve our properties. We consistently look for ways to improve our properties and make them more attractive for existing and future tenants from a commercial and financial perspective in order to maintain our high occupancy rates, increase our lease renewal rates, and optimize our leasable area and our land reserves.

●
Develop ancillary, synergistic projects. We seek to develop real estate and other commercial projects, including e-commerce activities performed through our associate Avenida Inc., which are ancillary to our shopping centers and benefit from the flow of customers in the areas where we operate. Our development of residential real estate such as “Torres de Abasto,” near the Abasto Shopping in the City of Buenos Aires, and “Condominios del Alto I” and “Condominios del Alto II” near the Alto Rosario Shopping in the City of Rosario, Province of Santa Fe, are good examples of this strategy.
Operational Strategy. Our main operational goal is to maximize our profitability at our shopping centers and office buildings. We seek to achieve this goal by implementing the following operational strategies:
●
Strengthen and consolidate relationships with our tenants. Maintaining strong relationships with our tenants is critical to our continued success. We strive to maintain and enhance our business relationships with over 1,000 companies and retail brands that constitute our group of tenants at our shopping centers. We seek to continually improve our shopping centers to keep them modern and attractive, offering shoppers an excellent shopping experience while maintaining competitive occupancy costs for our tenants. Further, we look to offer a favorable mix of products and services, including administrative and marketing advice and activities. We also focus on consolidating and strengthening the relationships with tenants at our office building, striving to ensure that they obtain the benefits of leasing in our premium office buildings.
●
Seek an optimum tenant mix and attractive lease conditions. We endeavor to maintain high occupancy rates at our shopping centers by leasing to a diversified mix of credit-worthy tenants with highly renowned brands, to enable us to achieve stable and attractive rental income per square meter. We also seek to keep an optimum tenant mix in our office buildings, where the credit-worthiness of our corporate clients is key to maintaining solid and stable cash-flows.
●
Improve brand awareness and loyalty of consumers and tenants. We have a valuable and renowned shopping center brand portfolio. We strive to improve brand recognition and the loyalty of consumers and tenants with expansive marketing campaigns that include advertising, promotional events and various other marketing initiatives aimed at emphasizing our premium product offering, tailored to the preferences of the end-consumers at our shopping centers. We also seek to improve such loyalty, in particular among young women, families and tourists, by adding value to our properties through high quality entertainment and food court offerings aimed at increasing shoppers’ visit frequency and duration.
●
Improve operating margins. We seek to benefit from our economies of scale in order to achieve cost savings and improve our operating margins, which have been high during the last ten years.
Shopping Centers
Overview
As of June 30, 2016, we owned a majority interest in, and operated, a portfolio of 16 shopping centers in Argentina, seven of which are located in the City of Buenos Aires (Abasto, Alcorta Shopping, Alto Palermo Shopping, Patio Bullrich, Buenos Aires Design, Dot Baires Shopping and Distrito Arcos), two are located in the greater Buenos Aires area (Alto Avellaneda and Soleil Premium Outlet), and the rest are located in different provinces of Argentina (Alto Noa in the City of Salta, Alto Rosario in the City of Rosario, Mendoza Plaza in the City of Mendoza, Córdoba Shopping Villa Cabrera and Patio Olmos ,operated by a third party, in the City of Córdoba, La Ribera Shopping in Santa Fe ,through a joint venture, and Alto Comahue in the City of Neuquén).
The shopping centers we operate comprise a total of 333,155.4 square meters of GLA (excluding certain spaces occupied by hypermarkets which are not our tenants). Total tenant sales in our shopping centers, as reported by retailers, were Ps. 28,904.9 million for fiscal year 2016 and Ps. 21,527.0 million for fiscal year 2015, representing an increase of 34.3%, including Distrito Arcos and Alto Comahue. Tenant sales at our shopping centers are relevant to our revenues and profitability because they are one of the factors that determine the amount of rent that we charge our tenants. They also affect the tenants’ overall occupancy costs as a percentage of the tenant’s sales.

The following table shows certain information about our shopping centers as of June 30, 2016:
	Date of Acquisition/Development	Location	GLA in square meters(1)	Stores	Occupancy rate (2)	IRSA Commercial Properties’ Interest (3)	Book Value (4)
Abasto (6)	Jul-94	City of Buenos Aires, Argentina	36,737.6	170	99.8%	100%	104,660
Alto Palermo	Nov-97	City of Buenos Aires, Argentina	18,966.0	142	99.6%	100%	75,752
Alto Avellaneda	Dic-97	Province of Buenos Aires, Argentina	35,887.0	134	100.0%	100%	51,955
Alcorta Shopping	Jun-97	City of Buenos Aires, Argentina	15,876.7	112	89.1%	100%	51,585 (5)
Patio Bullrich	Oct-98	City of Buenos Aires, Argentina	11,782.7	88	99.1%	100%	61,011
Alto Noa	Mar-95	Salta, Argentina	19,039.9	89	100.0%	100%	15,696
Buenos Aires Design	Nov-97	City of Buenos Aires, Argentina	13,903.1	62	95.7%	53.7%	4,237
Mendoza Plaza	Dec-94	Mendoza, Argentina	42,043.0	139	95.2%	100%	52,832
Alto Rosario(6)	Nov-04	Santa Fe, Argentina	28,795.5	143	100.0%	100%	77,459
Córdoba Shopping –Villa Cabrera	Dec-06	Córdoba, Argentina	15,581.7	110	99.2%	100%	40,352
Dot Baires Shopping	May-09	City of Buenos Aires, Argentina	49,640.7	150	100.0%	80%	391,066
Soleil Premium Outlet	Jul-10	Province of Buenos Aires, Argentina	13,991.1	78	100.0%	100%	80,386
La Ribera Shopping	Aug-11	Santa Fe, Argentina	9,850.7	63	99.3%	50%	24,476
Distrito Arcos (7)	Dec-14	City of Buenos Aires, Argentina	11,170.1	60	97.0%	90.0%	279,107
Alto Comahue (8)	Mar-15	Neuquén, Argentina	9,889.6	102	96.6%	99.1%	314,359
Patio Olmos (9)	Sep-07	Córdoba, Argentina				100%	24,989
Total			333,155.4	1,642	98.4%		1,649,922

(1)
Corresponds to the total leasable surface area of each property. Excludes common areas and parking spaces.
(2)
Calculated by dividing square meters leased under leases in effect by gross leasable area as of fiscal year end.
(3)
Our effective interest in each of its business units.
(4)
Cost of acquisition, plus improvements, less accumulated depreciation. Values in thousands of Pesos (Ps.).
(5)
Includes Ps. 13,454 thousands from Ocampo parking space.
(6)
Excludes Museo de los Niños (3,732 sqm in Abasto and 1,261 sqm in Alto Rosario).
(7)
Opening was on December 18, 2014.
(8)
Opening was on March 17, 2015.
(9)
IRSA CP owns the historic building of the Patio Olmos shopping center in the province of Cordoba, operated by a third party.

Accumulated Rental Income as of June 30, 2016, 2015 and 2014
	As of June 30,
	2016	2015	2014
	In thousands of Ps.
Abasto	384,144	301,685	238,021
Alto Palermo	391,913	295,285	244,214
Alto Avellaneda	265,195	199,920	160,894
Alcorta Shopping	186,700	140,533	105,792
Patio Bullrich	118,498	98,359	79,374
Alto Noa	72,631	50,669	38,746
Buenos Aires Design	45,382	35,320	27,360
Mendoza Plaza	119,037	91,694	74,111
Alto Rosario	181,501	137,639	100,072
Córdoba Shopping –Villa Cabrera	68,050	54,445	39,763
Dot Baires Shopping	261,364	199,474	158,306
Soleil Premium Outlet	80,113	59,366	44,178
La Ribera Shopping	20,779	13,068	9,360
Distrito Arcos (1)	78,121	22,934	-
Alto Comahue (2)	47,787	11,690	-
Total (3)	2,321,215	1,712,081	1,320,191

(1) Opening was on December 18, 2014.
(2) Opening was on March 17, 2015.
(3) Does not include income neither from Fibesa nor from Patio Olmos.

Tenant Retail Sales (1)

The following table sets forth the total approximate tenant retail sales in millions of Pesos at the shopping centers in which we had an interest for the fiscal years stated below:
	As of June 30,
	2016	2015	2014
	In millions of Ps.
Abasto	4,043.1	3,150.2	2,447.0
Alto Palermo	3,499.4	2,662.1	2,111.2
Alto Avellaneda	3,781.1	2,913.3	2,333.8
Alcorta Shopping	1,899.9	1,474.7	1,120.4
Patio Bullrich	1,061.0	888.5	689.3
Alto Noa	1,369.0	1,068.6	766.1
Buenos Aires Design	414.4	326.0	272.2
Mendoza Plaza	2,368.8	1,906.7	1,514.7
Alto Rosario	2,628.1	1,951.8	1,378.3
Córdoba Shopping- Villa Cabrera	990.7	756.0	546.6
Dot Baires Shopping	3,254.3	2,570.6	2,008.3
Soleil Premium Outlet	1,282.2	938.4	664.0
La Ribera Shopping	633.5	398.1	280.8
Distrito Arcos (2)	962.3	339.9	-
Alto Comahue (3)	717.1	182.1	-
Total sales	28,904.9	21,527.0	16,132.8

(1) Retail sales based upon information provided to us by retailers and prior owners. The amounts shown reflect 100% of the retail sales of each shopping center, although in certain cases we own less than 100% of such shopping centers. Excludes sales from stands and spaces used for special exhibitions.
(2) Opening was on December 18, 2014.
(3) Opening was on March 17, 2015.

Accumulated Sales per type of Business
	As of June 30,
	2016	2015	2014
	In millions of Ps.
Anchor Store	1,590.5	1,299.3	1,098.4
Clothes and footwear	15,201.4	11,124.8	7,940.1
Entertainment	1,025.7	740.6	546.5
Home	783.9	617.1	486.4
Home Appliances	3,861.5	2,994.2	2,526.5
Restaurant	2,722.2	1,938.4	1,476.8
Miscellaneous	3,368.2	2,589.4	1,922.3
Services	351.5	223.1	135.8
Total	28,904.9	21,527.0	16,132.8

Occupancy Rate

The following table sets forth the occupancy rate expressed as a percentage of the gross leasable area as of the dates stated at the end of the following fiscal years:

	As of June 30,
	2016	2015	2014
Abasto	99.8%	100.0%	99.4%
Alto Palermo	99.6%	99.7%	98.9%
Alto Avellaneda	100.0%	99.9%	99.5%
Alcorta Shopping	89.1%	100.0%	99.8%
Patio Bullrich	99.1%	100.0%	99.6%
Alto Noa	100.0%	100.0%	99.7%
Buenos Aires Design	95.7%	94.6%	92.3%
Mendoza Plaza	95.2%	96.1%	95.0%
Alto Rosario	100.0%	97.9%	97.0%
Córdoba Shopping Villa Cabrera	99.2%	99.8%	99.8%
Dot Baires Shopping	100.0%	99.7%	99.7%
Soleil Premium Outlet	100.0%	99.4%	100.0%
La Ribera Shopping	99.3%	99.3%	99.6%
Distrito Arcos	97.0%	97.3%	-
Alto Comahue	96.6%	94.2%	-
Total Percentage	98.4%	98.7%	98.4%

 Rental Price

The following table shows the annual average rental price per square meter for the fiscal years ended June 30, 2016, 2015 and 2014:(1)

	As of June 30,
	2016	2015	2014
	In millions of Ps.
Abasto	10,456.4	8,227.2	6,254.6
Alto Palermo	20,663.9	15,107.9	12,618.5
Alto Avellaneda	7,389.7	5,443.2	4,400.3
Alcorta Shopping	11,759.4	9,106.1	7,000.2
Patio Bullrich	10,056.9	8,452.8	6,762.3
Alto Noa	3,814.7	2,656.6	2,022.5
Buenos Aires Design	3,264.2	2,543.2	1,874.9
Mendoza Plaza	2,831.3	2,181.1	1,802.8
Alto Rosario	6,303.1	4,847.2	3,390.4
Córdoba Shopping Villa Cabrera	4,367.3	3,552.0	2,503.8
Dot Baires Shopping	5,265.1	4,001.7	3,389.3
Soleil Premium Outlet	5,726.0	4,242.5	2,908.4
La Ribera Shopping	2,109.4	1,340.3	1,129.7
Distrito Arcos (2)	6,993.8	1,891.1	-
Alto Comahue (3)	4,832.1	1,236.1	-

(1) Corresponds to consolidated annual accumulated rental prices according to the IFRS divided by gross leasable square meters. Does not include income neither from Fibesa nor from Patio Olmos.
(2) Opening was on December 18, 2014.
(3) Opening was on March 17, 2015.

Lease Expirations (1) (2)

The following table sets forth the schedule of estimated lease expirations for our shopping centers for leases in effect as of June 30, 2016, assuming that none of the tenants exercise renewal options or terminate their leases earlier:

As of June 30, 2016
Year of expiration	Number of Agreements	Square meters to expire	Percentage to expire	Amount (Ps.)(3)	Percentage of Agreements
2016	171(1)	33,155.2(1)	10%(1)	96,293,785.4	8%
2017	487	83,781.3	25%	356,833,346.8	30%
2018	403	69,906.2	21%	308,857,789.9	26%
2019 and subsequent years	581	146,312.7	44%	409,126,531.0	35%
Total (2)	1,642	333,155.4	100%	1,171,111,453.1	100%

(1) Including vacant stores relating to leases expired as of June 30, 2016. A lease may be associated to one or more stores.
(2) Does not reflect our ownership interest in each property.
(3) Annual base rent of each agreement as in effect as of June 30, 2016.

Five largest tenants in the portfolio

The five largest tenants in our portfolio (in terms of sales) accounted for approximately 15% of our gross leaseable area as of June 30, 2016 and approximately 9.1% of the annual base rent for the fiscal year then ended.

New Agreements and Renewals

The following table shows certain Information about lease agreements as of June 30, 2016:

Type of Business	Number of Agreements	Annual Base Rent Amount	Annual Admission Rights Amount	Average Annual Base Rent per sqm (Ps.)		Number of non-renewed agreements(1)	Non-renewed agreements(1) Annual Base Rent Amount
				New and renewed	Former agreements
		In million of Ps.					In million of Ps.
Clothing and footwear	456	345.3	95.9	6,394.0	4,029.7	515	366.1
Miscellaneous(2)	103	76.1	25.0	3,622.4	2,904.1	118	91.6
Restaurant	86	45.0	8.3	3,990.2	3,381.3	130	74.5
Home & décor	43	19.5	5.4	3,735.3	2,480.8	48	26.4
Houseware	26	39.5	4.0	4,997.9	3,216.9	25	29.2
Entertainment	9	13.5	1.1	673.3	322.9	23	17.2
Services	12	6.4	0.5	1,867.2	1,702.2	48	20.7
Total	735	545.2	140.3	4,435.8	2,550.3	907	625.9

(1)
Includes vacant stores as of June 30, 2016. Leasable Area with respect to such vacant stores is included under the type of business of the last tenant to occupy such stores.
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
Abasto, City of Buenos Aires
Abasto is a 170-store shopping center located in downtown Buenos Aires with direct access from the Carlos Gardel subway station, six blocks from the Once railway terminal and near the highway to Ezeiza International Airport. Abasto opened on November 10, 1998. The main building is a landmark building that, between 1889 and 1984 was the primary fresh produce market for the City of Buenos Aires. Our Company converted the property into a 116,646 square meter shopping center (including parking and common areas) with approximately 36,737.6 square meters of gross leaseable area (40,469.9 square meters if we consider Museo de los Niños). Abasto is the fourth largest shopping center in Argentina in terms of gross leaseable area.
Abasto has a 27-restaurant food court, a 12-screen movie theatre complex with seating capacity for approximately 3,100 people, covering a surface area of 8,021 square meters, entertainment area and also houses the Museo de los Niños (Children´s Museum) with a surface area of 3,732.8 square meters (the latter is not included within the gross leaseable area). The shopping center is distributed over five stories and includes a parking lot for 1,200 vehicles covering a surface area of 40,469.9 square meters.
Abasto’s target clientele consists of middle-income individuals between the ages of 25 and 45 which we believe represent a significant portion of the population in this neighborhood of the City of Buenos Aires.
During the fiscal year ended June 30, 2016, the public visiting the shopping center generated nominal tenant retail sales that totaled approximately Ps. 4,043.1 million, representing sales per square meter for about Ps.110,053.6, 28.3% higher than sales recorded in fiscal year 2015. Total rental income increased from Ps. 301.7 million for fiscal year ended June 30, 2015 to Ps. 384.1 million for fiscal year ended June 30, 2016, which represents annual income per gross leaseable square meter of Ps. 8,227.2 in fiscal year 2015 and Ps. 10,456.4 in fiscal year 2016.
As of June 30, 2016, Abasto Shopping’s occupancy rate was 99.8%.

Abasto’s five largest tenants
Abasto’s five largest tenants (in terms of sales in this shopping center) accounted for approximately 32.7% of its gross leaseable area as of June 30, 2016 and approximately 8.7% of the annual base rent for the fiscal year then ended.
The following table provides certain information about Abasto’s five largest tenants:
Tenant	Type of Business	Gross Leasable Area (sqm)	Gross Leasable Area (%)
Hoyts General Cinema – Theaters	Cinema	8,021.0	21.8
Zara	Clothes and footwear big store	1,790.0	4.9
Fravega	Electronics/Home Appliances/Computing	885.2	2.4
Musimundo	Electronics/Home Appliances/Computing	661.4	1.8
Garbarino	Electronics/Home Appliances/Computing	656.7	1.8
Total		12,014.3	32.7

Tenant mix of Abasto (1)

The following table sets forth the mix of tenants by types of businesses in Abasto:

Type of Business	Gross Leasable Area (sqm)	Gross Leasable Area (%)
Clothes and Footwear	16,226.5	44.2
Entertainment	11,559.3	31.5
Restaurant	3,065.6	8.3
Home Appliances	2,730.7	7.4
Miscellaneous	2,271.1	6.2
Home & décor	498.7	1.4
Services	385.7	1.0
Total	36,737.6	100

(1) Includes vacant stores as of June 30, 2016.

Revenues from Abasto

The following table sets forth certain information relating to the revenues of Abasto for the fiscal years indicated:

	As of June 30,
	2016	2015	2014
	(In thousands of Ps.)
Base rent	215,228	166,440	129,715
Percentage rent	84,115	69,186	55,829
Total rent	299,344	235,626	185,544
Revenues from admission rights	38,561	30,024	25,043
Management fees	5,532	4,277	3,464
Parking	40,117	30,822	23,719
Commissions	-	439	-
Other	591	497	251
Total (1)	384,144	301,685	238,021

(1) Does not include income from Fibesa or from income from expenses and collective promotion fund.

Lease expiration for Abasto(1)

The following table includes the lease expiration for Abasto during the periods indicated for existing leases as of June 30, 2016, assuming that none of these tenants will exercise their renewal options or terminate their leases prior to maturity:

Year of expiration	Number of Agreements	Square Meters to Expire	Percentage to Expire	Amount of Lease Payments (Ps.) (2)	Percentage of Agreements
2016	16	2,093.9	6%	15,452,307.2	8%
2017	65	8,438.9	23%	59,457,997.0	32%
2018	35	4,163.7	11%	37,085,266.1	20%
2019 and subsequent years	54	22,041.2	60%	73,781,435.5	40%
Total	170	36,737.6	100%	185,777,005.8	100%

(1) Includes vacant stores as of June 30, 2016.
(2) Annual base rent of each agreement as in effect as of June 30, 2016.

Alto Palermo, City of Buenos Aires
Alto Palermo is a 142-store shopping center that opened in 1990 in a well-established middle class and densely populated neighborhood named Palermo in the City of Buenos Aires. Alto Palermo is located at the intersection of Santa Fe and Coronel Díaz avenues, a few minutes from downtown Buenos Aires with nearby access from the Bulnes subway station. Alto Palermo has a total constructed area of 65,029 square meters (including parking) that consists of 18,966.0 square meters of gross leaseable area. Alto Palermo features an entertainment center and a food court with 17 restaurants. Alto Palermo is spread over four levels and has a 654-car pay parking lot of 32,405 square meters. Alto Palermo’s targeted clientele consists of middle-income individuals between the ages of 28 and 40.

During the fiscal year ended on June 30, 2016, the public visiting the shopping center generated nominal tenant retail sales totaling approximately Ps. 3,499.4 million, 31.5% higher than the same period of fiscal year 2015. Sales per square meter reached Ps. 184,508.0. Total rental income increased from Ps. 295.3 million for fiscal 2015 to Ps. 391.9 million for fiscal 2016, which represents annual income per gross leaseable square meter of Ps. 15,107.9 in fiscal year 2015 and Ps. 20,663.9 in fiscal year 2016.
As of June 30, 2016, Alto Palermo’s occupancy rate was 99.6%.
Alto Palermo’s five largest tenants
Alto Palermo’s five largest tenants (in terms of sales) accounted for approximately 23.9% of its gross leaseable area at June 30, 2016 and approximately 10% of its annual base rent for the fiscal year then ended.
The following table describes Alto Palermo’s five largest tenants as of June 30, 2016:
Tenant	Type of Business	Gross Leasable Area (sqm)	Gross Leasable Area (%)
Zara	Clothes and footwear big store	1,384.0	7.3
Nike	Sports clothes and footwear	1,462.1	7.7
Prune	Leather clothes and accessories	199.9	1.1
Garbarino	Electronics/Home Appliances/Computing	185.7	1.0
Wendy’s	Restaurant	1,308.5	6.9
Total		4,540.2	24.0

Tenant Mix of Alto Palermo (1)

The following table sets forth the tenant mix of the types of businesses in Alto Palermo:
Type of Business	Gross Leasable Area (sqm)	Gross Leasable Area (%)
Clothes and footwear	11,254.5	59.3
Restaurant	2,890.8	15.2
Services	1,911.0	10.1
Miscellaneous	2,108.2	11.1
Home Appliances	556.4	2.9
Home & décor	245.2	1.3
Total	18,966.0	100

(1)
Includes vacant stores as of June 30, 2016.

Revenues from Alto Palermo

The following table sets forth certain information relating to the revenues of Alto Palemo for the fiscal years indicated:

	As of June 30,
	2016	2015	2014
		(In thousands of Ps.)
Base rent	240,540	176,989	149,020
Percentage rent	67,376	56,549	43,648
Total rent	307,916	233,538	192,669
Revenues from admission rights	48,471	35,096	30,604
Management fees	5,142	3,976	3,221
Parking	29,983	22,051	17,170
Commissions	-	197	209
Other	401	427	341
Total (1)	391,913	295,285	244,214

(1) Does not include income from Fibesa or from income from expenses and collective promotion fund.

Lease expirations for Alto Palermo(1)

The following table shows a schedule of lease expirations for Alto Palermo during the periods indicated for existing leases as of June 30, 2016, assuming that none of the tenants exercise their renewal options or terminate their leases prior to maturity:

Year of expiration	Number of Agreements	Square Meters to Expire	Percentage to Expire	Amount of Lease Payments (Ps.)(2)	Percentage of Agreements
2016	16	2,747.1	14%	18,236,835.0	9%
2017	52	5,455.7	29%	68,159,497.6	34%
2018	38	6,460.2	34%	55,778,918.8	28%
2019 and subsequent years	36	4,303.1	23%	56,428,217.9	28%
Total	142	18,966.0	100%	198,603,469.2	100%

(1) Includes vacant stores as of June 30, 2016.
(2) Annual base rent of each agreement as in effect as of June 30, 2016.

Alto Avellaneda, Greater Buenos Aires area
Alto Avellaneda is a 134-store suburban shopping center that opened in October 1995 and is located in the City of Avellaneda, which is on the southern border of the City of Buenos Aires. This shopping center is next to a railway terminal and is close to downtown Buenos Aires. Alto Avellaneda has total constructed area of 108,598.8 square meters (including parking) which consists of 35,887.0 square meters of GLA. The shopping center has a multiplex cinema with six screens, the first Walmart superstore in Argentina, an entertainment center, a food court with 19 restaurants and an anchor store, Falabella, which opened on April 28, 2008. Walmart (not included in gross leaseable area) purchased the space it occupies, but it pays for its pro rata share of the common expenses of Alto Avellaneda’s parking lot. The shopping center has a 2,700-car free parking lot consisting of 47,856 square meters. Alto Avellaneda Shopping’s targeted clientele consists of middle-income individuals between the ages of 16 and 30.
On December 30, 2015, we signed a purchase agreement granting possession for the acquisition of a plot of land of approximately 3,822 square meters located in Avellaneda, Province of Buenos Aires, for a potential expansion of the Alto Avellaneda shopping center. See “Significant acquisitions, dispositions and development of businesses” for more information.
During the fiscal year ended June 30, 2016, the public visiting the shopping center generated nominal tenant retail sales that totaled approximately Ps. 3,781.1 million, which represents a year-on-year growth of 29.8%. Sales per square meter were Ps. 105,362.7. Total rental income increased from Ps. 199.9 million for fiscal 2015 to Ps. 265.2 million for fiscal 2016, which represents annual income per gross leaseable square meter of Ps. 5,443.2 in fiscal year 2015 and Ps. 7,389.7 in fiscal year 2016.
As of June 30, 2016, Alto Avellaneda’s occupancy rate was 100%.
Alto Avellaneda’s five largest tenants
Alto Avellaneda’s five largest tenants (in terms of sales in this shopping center) accounted for approximately 40.6% of its gross leaseable area as of June 30, 2016 and approximately 22.1% of its annual base rent for the fiscal year then ended.
The following table sets forth certain information about Alto Avellaneda’s five largest tenants as of June 30, 2016:

Tenant	Type of Business	Gross Leasable Area (sqm)	Gross Leasable Area (%)
Falabella	Department Store	11,629.0	32.4
Zara	Clothes and footwear	1,585.0	4.4
Garbarino	Home Appliances	639.8	1.8
Fravega	Home Appliances	510.0	1.4
Compumundo	Home Appliances	190.6	0.5
Total		14,554.4	40.6

Tenant mix of Alto Avellaneda

The following table sets forth the mix of tenants by the types of business in Alto Avellaneda:

Type of Business	Gross Leasable Area (sqm)	Gross Leasable Area (%)
Clothes and footwear	12,144.4	33.8
Department Store	11,629.0	32.4
Entertainment	6,192.7	17.3
Miscellaneous	1,709.4	4.8
Home Appliances	1,717.0	4.8
Restaurant	1,651.3	4.6
Services	528.9	1.5
Home & décor	314.4	0.9
Total	35,887.0	100

Revenues from Alto Avellaneda

The following table sets forth certain information relating to the sales of Alto Avellaneda for the fiscal years indicated:

As of June 30,
2016	2015	2014
		(In thousands of Ps.)
Base rent	166,830	119,957	99,538
Percentage rent	68,335	56,034	42,987
Total rent	235,166	175,991	142,525
Revenues from admission rights	24,920	19,587	15,070
Management fees	4,746	3,670	2,973
Parking	-	-	-
Commissions	-	310	126
Other	363	362	200
Total (1)	265,195	199,920	160,894
(1) Does not include income from Fibesa or from income from expenses and collective promotion fund.

Lease expirations for Alto Avellaneda

The following table sets forth a schedule of lease expirations for Alto Avellaneda during the periods indicated for existing leases as of June 30, 2016, assuming that none of the tenants exercise renewal options or terminate their lease prior to maturity:

Year of expiration	Number of Agreements	Square Meters to Expire	Percentage to Expire	Amount of Lease Payments (Ps.)(1)	Percentage of Agreements
2016	6	3,180.4	9%	7,416,703.0	5%
2017	40	7,045.5	20%	39,892,947.7	27%
2018	41	15,513.8	43%	43,389,574.2	29%
2019 and subsequent years	47	10,147.2	28%	59,601,380.0	40%
Total	134	35,887.0	100%	150,300,604.9	100%

(1) Annual base rent as of June 30, 2016 of agreements to expire.

Buenos Aires Design, City of Buenos Aires
Buenos Aires Design is a shopping center with 62 stores specialized in decoration and home appliances store which opened in 1993. The Company owns a 53.7% interest in ERSA, which has the concession to operate Buenos Aires Design. The other shareholder of ERSA is Hope Funds S.A., which has a 46.3% equity interest.
As a result of a public auction, in February 1991, the City of Buenos Aires granted ERSA a 20-year concession to use a plot of land in the Centro Cultural Recoleta. The concession’s effective date was November 19, 1993 and was set to expire on November 18, 2013. In 2010, the government of the Buenos Aires City, pursuant to Decree No. 867/2010, extended the concession term for an additional five-year period, and the expiration date of the agreement was extended to November 18, 2018. The concession agreement requires that ERSA pay the City of Buenos Aires a fix amount per year which is adjusted annually. It establishes that the concession may be terminated for any of the following reasons, among others: material breach of the obligations of the parties, which with regard to ERSA include: (i) breach of applicable law, (ii) change of the purpose of the area under concession; (iii) non payment of the monthly fee for two consecutive periods; (iv) destruction or abandonment of the area under concession; (v) bankruptcy or liquidation; and (vi) restitution of the plot of land under concession, which shall only take place for public interest reasons.
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
Buenos Aires Design has a total constructed area of 26,131.5 square meters (including parking) that consists of 13,903.1 square meters of GLA. The shopping center has nine restaurants anchored by the Hard Rock Cafe and a terrace that covers approximately 3,700 square meters. The shopping center is divided into two floors and has a 174-car pay parking lot. Buenos Aires Design’s targeted clientele consists of upper-middle income individuals between the ages of 25 and 45.
During the fiscal year ended June 30, 2016, the public visiting the shopping center generated nominal tenant retail sales that totaled approximately Ps. 414.4 million, which represents a year-on-year growth of 27,1% and approximately Ps. 29,804.3 per square meter. Total rental income increased from Ps. 35.3 million for fiscal 2015 to Ps. 45.4 million for fiscal 2016, which represents annual income per gross leaseable square meter of Ps. 2,543.2 in fiscal year 2015 and Ps. 3,264.2 in fiscal year 2016.
As of June 30, 2016, Buenos Aires Design’s occupancy rate was 95.7%.
Buenos Aires Design’s five largest tenants
Buenos Aires Design’s five largest tenants (in terms of sales in this shopping center) accounted for approximately 20.2% of its gross leasable area as of June 30, 2016 and approximately 18.7% of its annual base rent for the fiscal year then ended.

The following table contains certain information about Buenos Aires Design’s five largest tenants as of June 30, 2016:
Tenant	Type of Business	Gross Leasable Area (sqm)	Gross Leasable Area (%)
Hard Rock Café	Restaurant	1,215.9	8.7
Morph	Home & décor	1,032.3	7.4
Barugel Azulay	Home & décor	311.8	2.2
CW & CO	Home & décor	196.9	1.4
Solare	Home & décor	51.7	0.4
Total		2,808.6	20.2

Tenant mix of Buenos Aires Design (1)

The following table sets forth the mix of tenants by the types of businesses in Buenos Aires Design:

Type of Business	Gross Leasable Area (sqm)	Gross Leasable Area (%)
Home & décor	8,020.6	57.9
Restaurant	3,607.3	25.7
Miscellaneous	2,091.2	15.1
Home Appliances	184.0	1.3
Total	13,903.1	100.0

(1) Includes vacant stores as of June 30, 2016.

Revenues from Buenos Aires Design

The following table sets forth certain information relating to the revenues of Buenos Aires Design for the fiscal years indicated:

	As of June 30,
	2016	2015	2014
		(In thousands of Ps.)
Base rent	28,801	22,603	17,338
Percentage rent	2,164	1,616	1,221
Total rent	30,964	24,219	18,559
Revenues from admission rights	3,585	2,720	2,296
Management fees	2,808	2,172	1,647
Parking	7,944	6,184	4,819
Other	81	25	39
Total (1) (2)	45,382	35,320	27,360

(1) Does not reflect our interest in Emprendimiento Recoleta S.A.
(2) Does not include income from Fibesa or from income expenses and collective promotion fund.

Lease expirations for Buenos Aires Design(1)

The following table shows a schedule of lease expirations for Buenos Aires Design during the periods indicated for existing leases as of June 30, 2016, assuming that none of the tenants exercise renewal options or terminates their leases prior to maturity:

Year of expiration	Number of Agreements	Square Meters to Expire	Percentage to Expire	Amount of Lease Payments (Ps.)(2)	Percentage of Agreements
2016	7	1,499.5	11%	1,109,292.8	4%
2017	23	5,310.0	38%	11,070,463.3	42%
2018	9	895.9	6%	4,902,576.8	18%
2019 and subsequent years	23	6,197.7	45%	9,448,614.4	36%
Total	62	13,903.1	100%	26,530,947.4	100%

(1) Includes vacant stores as of June 30, 2016.
(2) Annual base rent of each agreemenet as in effect as of June 30, 2016.

Alcorta Shopping, City of Buenos Aires
Alcorta Shopping is a 112-store shopping center which opened in 1992, located in the residential area of Palermo Chico, one of the most exclusive areas in the City of Buenos Aires, and a short drive from downtown Buenos Aires. Alcorta Shopping has a total constructed area of approximately 87,553.8 square meters (including parking) that consists of 15,876.7 square meters of GLA. Alcorta Shopping has a cinema with two screens, a food court with 11 restaurants and a Carrefour hypermarket on the ground floor. Carrefour purchased the space it occupies but pays for its pro rata share of the common expenses of the shopping center’s parking lot. The shopping center is spread out over three levels and has a pay parking lot for approximately 1,300 cars. Alcorta Shopping’s targeted clientele consists of high-income individuals between the ages of 34 and 54.
During the fiscal year ended June 30, 2016, the public visiting the shopping center generated nominal tenant retail sales that totaled approximately Ps. 1,899.9 million, which represents fiscal year sales for approximately Ps. 119,664.9 per square meter and a year-on-year growth of 28.8%. Total rental income increased from approximately Ps. 140.5 million for fiscal 2015 to Ps. 186.7 million for fiscal 2016, which represents annual income per gross leaseable square meter of Ps. 9,106.1 in fiscal year 2015 and Ps. 11,759.4 in fiscal year 2016.
As of June 30, 2016, Alcorta Shopping’s occupancy rate was 89.1%.
Alcorta Shopping’s five largest tenants
Alcorta Shopping’s five largest tenants (in terms of sales in this shopping center) accounted for approximately 13.2% of its gross leaseable area as of June 30, 2016 and approximately 11.6% of its annual base rent for the fiscal year then ended.
The following table provides certain information about Alcorta Shopping’s five largest tenants as of June 30, 2016:
Tenant	Type of Business	Gross Leasable Area (sqm)	Gross Leasable Area (%)
Zara	Clothes and footwear	1,100.4	6.9
Nike	Clothes and footwear	400.0	2.5
Rapsodia	Clothes and footwear	258.2	1.6
Fravega	Home Appliances	249.0	1.6
Jazmin Chebar	Clothes and footwear	80.3	0.5
Total		2,087.9	13.2

Tenant mix of Alcorta Shopping (1)

The following table sets forth the tenant mix by types of businesses in Alcorta Shopping:

Type of Business	Gross Leasable Area (sqm)	Gross Leasable Area (%)
Clothes and footwear	7,899.1	49.8
Entertainment	2,568.4	16.2
Services	1,996.1	12.6
Restaurant	1,474.9	9.3
Miscellaneous	1,109.1	7.0
Home & décor	501.1	3.2
Home Appliances	328.1	2.1
Total	15,876.7	100

(1) Includes vacant stores as of June 30, 2016.

Revenues from Alcorta Shopping

The following table sets forth certain information relating to the revenues of Alcorta Shopping for the fiscal years indicated:

	As of June 30,
	2016	2015	2014
		(In thousands of Ps.)
Base rent	105,511	77,541	57,994
Percentage rent	44,465	36,534	28,056
Total rent	149,976	114,075	86,050
Revenues from admission rights	20,042	15,893	12,207
Management fees	1,676	1,296	1,050
Parking	14,709	8,795	6,303
Commissions	-	314	-
Other	297	160	182
Total (1)	186,700	140,533	105,792

(1) Does not include income from Fibesa or from income from expenses and collective promotion fund.

Lease expirations for Alcorta Shopping(1)

The following table shows a schedule of lease expirations for Alcorta Shopping during the periods indicated for existing leases as of June 30, 2016, assuming that none of the tenants exercises renewal options or terminate thir leases prior to maturity:

Year of expiration	Number of Agreements	Square Meters to Expire	Percentage to Expire	Amount of Lease Payments (Ps.) (2)	Percentage of Agreements
2016	16	2,948.5	19%	4,248,600.0	5%
2017	34	3,006.1	19%	27,388,849.2	30%
2018	29	4,527.2	29%	35,119,346.2	38%
2019 and subsequent years	33	5,395.0	34%	25,160,137.9	27%
Total	112	15,876.7	100%	91,916,933.3	100%

(1) Includes vacant stores as of June 30, 2016.
(2) Annual base rent of each agreement as in effect as of June 30, 2016.

Patio Bullrich, City of Buenos Aires
Patio Bullrich is an 88-store shopping center which opened in 1988 and the first shopping center to launch operations in the City of Buenos Aires.
Patio Bullrich is in the Recoleta neighborhood, one of the most prosperous areas of the City of Buenos Aires. This district is a residential, cultural and tourist center that includes distinguished private homes, historical sites, museums, theatres and embassies. The shopping center is located within walking distance of the most prestigious hotels of the City of Buenos Aires and the subway, bus and train systems. Additionally, the shopping center is only 10 minutes by car from the downtown area of the City of Buenos Aires.
Patio Bullrich has a total constructed area of 29,982 square meters (including parking) that consist of 11,782.7 square meters of GLA and common areas covering 12,472 square meters. The shopping center has a four-screen multiplex cinema with 1,381 seats and a food court of 13 restaurants. The shopping center is spread out over four levels and has a pay parking lot for 215 cars in an area consisting of 4,825 square meters.
 Patio Bullrich is one of the most successful shopping centers in Argentina in terms of sales per square meter. Its targeted clientele consists of high-income individuals over 45 years old.
During the fiscal year ended June 30, 2016, the public visiting the shopping center generated nominal tenant retail sales that totaled approximately Ps. 1,061.0 million, which represents annual sales for approximately Ps. 90,046.2 per square meter and a year-on-year increase of 19.4%. Total rental income increased from Ps. 98.4 million for fiscal 2015 to Ps. 118.5 million for fiscal 2016, which represents monthly revenues per gross leaseable square meter of Ps. 8,452.8 in fiscal year 2015 and Ps. 10,056.9 in fiscal year 2016.
As of June 30, 2016, Patio Bullrich’s occupancy rate was 99.1%.
Patio Bullrich’s five largest tenants
Patio Bullrich’s five largest tenants (in terms of sales in the shopping center) accounted for approximately 19.9% of its gross leaseable area as of June 30, 2016 and approximately 17.6% of its annual base rent for the fiscal year then ended.
The following table sets forth certain information about Patio Bullrich’s five largest tenants as of June 30, 2016:
Tenant	Type of Business	Gross Leasable Area (sqm)	Gross Leasable Area (%)
Zara	Great shop of clothes and footwear	786.0	6.7
Rouge Internacional	Perfumery / Drugstore	599.6	5.1
Etiqueta Negra	Men's clothes and footwear	576.1	4.9
Rapsodia	Women’s clothes and footwear	279.5	2.4
Jazmin Chebar	Women’s clothes and footwear	109.0	0.9
Total		2,350.2	19.9

Tenant mix of Patio Bullrich (1)

The following table sets forth the tenant mix by types of businesses in Patio Bullrich:

Type of Business	Gross Leasable Area (sqm)	Gross Leasable Area (%)
Clothes and footwear	5,661.8	48.1
Miscellaneous	2,557.3	21.7
Entertainment	1,327.4	11.3
Restaurant	1,253.1	10.6
Services	685.7	5.8
Home & décor	297.5	2.5
Total	11,782.7	100

Revenues from Patio Bullrich

The following table sets forth certain information relating to the revenues of Patio Bullrich for the fiscal years indicated:

	As of June 30,
	2016	2015	2014
		(In thousands of Ps.)
Base rent	69,520	57,375	47,700
Percentage rent	15,750	13,351	8,674
Total rent	85,270	70,726	56,374
Revenues from admission rights	14,489	12,753	11,316
Management fees	4,056	3,136	2,540
Parking	14,480	11,537	9,017
Commissions	-	90	-
Other	203	117	127
Total (1)	118,498	98,359	79,374

(1) Does not include income from Fibesa or from income from expenses and collective promotion fund.

Lease expirations for Patio Bullrich(1)

The following table shows a schedule of lease expirations for Patio Bullrich during the periods indicated for existing leases as of June 30, 2016, assuming that none of the tenants exercise renewal options or terminate their leases prior to maturity:

Year of expiration	Number of Agreements	Square Meters to Expire	Percentage to Expire	Amount of Lease Payments (Ps.) (2)	Percentage of Agreements
2016	14	1,454.0	12%	11,557,982.4	18%
2017	24	2,351.1	20%	20,393,190.0	31%
2018	21	3,581.2	30%	21,586,888.9	33%
2019 and subsequent years	29	4,396.5	37%	11,898,552.7	18%
Total	88	11,782.7	100%	65,436,614.0	100%

(1) Includes vacant stores as of June 30, 2016.
(2) The amount expresses the annual base rent as of June 30, 2016.

Alto NOA, City of Salta
Alto Noa is an 89-store shopping center that opened in 1994. Alto Noa is located in the City of Salta, the capital of the Province of Salta, in the northwestern region of Argentina. The province of Salta has a population of approximately 1.2 million with approximately 0.6 million living in the City of Salta. The shopping center has a total constructed area of approximately 30,876 square meters (including parking) which consists of 19,039.9 square meters of GLA. Alto Noa has a food court with 13 restaurants, a large entertainment center, a supermarket and a multiplex cinema with eight screens. The shopping center occupies one floor and has a free parking lot for 551 cars. Alto Noa’s target clientele consists of middle-income individuals between the ages of 28 and 40.
During the fiscal year ended June 30, 2016, the public visiting the shopping center generated nominal tenant retail sales that totaled approximately Ps. 1,369.0 million, which represents fiscal period sales for approximately Ps. 71,900.2 per square meter and a year-on-year increase of 28.1%. Total rental income increased from Ps. 50.7 million in fiscal 2015 to Ps. 72.6 million in fiscal 2016, which represents annual income per gross leasable square meter of Ps. 2,656.6 in fiscal year 2015 and Ps. 3,814.7 in fiscal year 2016.
As of June 30, 2016, Alto Noa’s occupancy rate was 100%.
Five largest tenants of Alto NOA
Alto Noa’s five largest tenants (in terms of sales in this shopping center) accounted for approximately 49.5% of its gross leaseable area as of June 30, 2016 and approximately 19.5% of its annual base rent for the fiscal year then ended.
The following table sets forth certain information about Alto NOA’s five largest tenants as of June 30, 2016:

Tenant	Type of Business	Gross Leasable Area (sqm)	Gross Leasable Area (%)
Carrefour	Miscellaneous	3,080.5	16.2
YPF	Miscellaneous	1,812.5	9.5
Hoyts General Cinema	Entertainment	3,808.4	20.0
Garbarino	Home Appliances	428.5	2.3
Fravega	Home Appliances	286.3	1.5
Total		9,416.2	49.5

Tenant mix of Alto NOA

The following table sets forth the types of businesses in Alto NOA:

Type of Business	Gross Leasable Area (sqm)	Gross Leasable Area (%)
Entertainment	6,170.0	32.4
Miscellaneous	5,692.2	29.9
Clothes and footwear	4,129.5	21.7
Home Appliances	1,309.8	6.9
Restaurant	1,154.1	6.1
Services	378.5	2.0
Home & décor	205.8	1.1
Total	19,039.9	100

 Revenues from Alto NOA

The following table sets forth certain information relating to the revenues of Alto NOA for the fiscal years indicated:

	As of June 30,
	2016	2015	2014
		(In thousands of Ps.)
Base rent	38,835	26,263	21,450
Percentage rent	29,182	21,021	14,635
Total rent	68,018	47,284	36,085
Revenues from admission rights	3,862	2,707	2,201
Management fees	503	389	315
Parking	-	-	-
Commissions	-	69	-
Other	249	220	145
Total (1)	72,631	50,669	38,746
(1)
Does not include income from Fibesa or from income from expenses and collective promotion fund.

Lease expirations for Alto NOA

The following table shows a schedule of lease expirations for Alto NOA during the periods indicated for existing leases as of June 30, 2016, assuming that none of the tenants exercise renewal options or terminate their leases prior to maturity:

Year of expiration	Number of Agreements	Square Meters to Expire	Percentage to Expire	Amount of Lease Payments (Ps.)(1)	Percentage of Agreements
2016	8	427.6	2%	2,442,864.0	7%
2017	31	9,312.5	49%	11,780,582.2	34%
2018	14	1,424.0	7%	5,626,427.9	16%
2019 and subsequent years	36	7,875.8	41%	14,388,647.2	42%
Total	89	19,039.9	100%	34,238,521.2	100%

(1) Annual base rent of each agreement as in effect as of June 30, 2016.

Mendoza Plaza, City of Mendoza
Mendoza Plaza is a 139-store shopping center which opened in 1992 and is located in the City of Mendoza, the capital of the Province of Mendoza. The city of Mendoza is the fourth largest city in Argentina with a population of approximately 1.0 million. Mendoza Plaza Shopping consists of 42,043.0 square meters of GLA and has a multiplex cinema covering an area of approximately 3,659 square meters with ten screens, the Chilean department store Falabella, a food court with 18 restaurants, an entertainment center and a supermarket, which is also a tenant. The shopping center has two levels and has a free parking lot for 2,600 cars. Mendoza Plaza’s targeted clientele consists of middle-income individuals between the ages of 28 and 40.
During the fiscal year ended June 30, 2016, the public visiting the shopping center generated nominal tenant retail sales that totaled approximately Ps. 2,368.8 million, which represents a year-on-year growth of 24.2%. Sales per square meter were approximately Ps. 56,342.1. Total rental income increased from Ps. 91.7 million in fiscal 2015 to Ps. 119.0 million in fiscal 2016, which represents annual income per gross leaseable square meter of Ps. 2,181.1 in fiscal year 2015 and Ps. 2,831.3 in fiscal year 2016.
As of June 30, 2016, Mendoza Plaza’s occupancy rate was 95.2%.
Five largest tenants of Mendoza Plaza
Mendoza Plaza’s five largest tenants (in terms of sales in this shopping center) accounted for approximately 37.3% of its gross leaseable area as of June 30, 2016 and approximately 17.7% of its annual base rent for the fiscal year then ended.
The following table sets forth certain information about Mendoza Plaza’s five largest tenants as of June 30, 2016:
Tenant	Type of Business	Gross Leasable Area (sqm)	Gross Leasable Area (%)
Falabella	Department Store	8,563.0	20.4
Super Plaza Vea	Miscellaneous	4,419.1	10.5
Musimundo	Home Appliances	1,106.6	2.6
Garbarino	Home Appliances	813.9	1.9
Fravega	Home Appliances	796.2	1.9
Total		15,698.8	37.3

Tenant mix of Mendoza Plaza (1)

The following table sets forth the mix of tenants by types of businesses in Mendoza Plaza:

Type of Business	Gross Leasable Area (sqm)	Gross Leasable Area (%)
Entertainment	9,473.8	22.5
Miscellaneous	8,272.9	19.7
Department Store	8,563.0	20.4
Clothes and footwear	8,328.5	19.8
Home Appliances	2,890.2	6.9
Restaurant	2,998.3	7.1
Services	1,160.9	2.8
Home & décor	355.3	0.8
Total	42,043.0	100.0

(1) Includes vacant stores as of June 30, 2016.

Revenues from Mendoza Plaza

The following table sets forth certain information relating to the revenues of Mendoza Plaza for the fiscal years indicated:

	As of June 30,
	2016	2015	2014
		(In thousands of Ps.)
Base rent	65,426	46,634	38,674
Percentage rent	43,619	38,013	29,079
Total rent	109,045	84,647	67,753
Revenues from admission rights	6,287	4,071	3,718
Management fees	2,663	2,005	1,820
Parking	-	-	-
Commissions	-	93	78
Other	1042	878	742
Total (1)	119,037	91,694	74,111

(1) Does not include income from Fibesa or from income from expenses and collective promotion fund.

Lease expirations for Mendoza Plaza(1)

The following table shows a schedule of lease expirations for Mendoza Plaza during the periods indicated for existing leases as of June 30, 2016, assuming that none of the tenants exercise renewal options or terminate their leases prior to maturity:

Year of expiration	Number of Agreements	Square Meters to Expire	Percentage to Expire	Amount of Lease Payments (Ps.) (2)	Percentage of Agreements
2016	17	10,013.2	24%	5,533,579.6	9%
2017	48	12,810.0	30%	19,507,895.9	33%
2018	23	3,229.0	8%	9,789,977.2	16%
2019 and subsequent years	51	15,990.9	38%	24,929,717.9	42%
Total	139	42,043.0	100%	59,761,170.5	100%

(1) Includes vacant stores as of June 30, 2016.
(2) Annual base rent of each agreement as in effect as of June 30, 2016.

Alto Rosario, City of Rosario
Alto Rosario is a 143-store shopping center located in the City of Rosario, Province of Santa Fe, the third largest city in Argentina in terms of population. It has a total constructed area of approximately 100,750 square meters which consists of 28,795.5 square meters of gross leasable area (excluding Museo de los Niños). Alto Rosario has a food court with 18 restaurants, a large entertainment center, a supermarket and a Showcase cinema with 14 state-of-the-art screens. The shopping center occupies one floor and has a free parking lot for 1,736 cars. Alto Rosario’s targeted clientele consists of middle-income individuals between the ages of 28 and 40.
During the fiscal year ended June 30, 2016, the public visiting the shopping center generated nominal tenant retail sales that totaled approximately Ps. 2,628.1 million, which represents a year-on-year increase of 34.6%. Sales per square meter were approximately Ps. 91,265.9. Total rental income increased from Ps. 137.6 million in fiscal 2015 to Ps. 181.5 million in fiscal 2016, which represents annual income per gross leasable square meter of Ps. 4,847.2 in fiscal year 2015 and Ps. 6,303.1 in fiscal year 2016.
As of June 30, 2016, Alto Rosario’s occupancy rate was 100%.
Five largest tenants of Alto Rosario
Alto Rosario’s five largest tenants (in terms of sales in this shopping center) accounted for approximately 37.6% of its gross leasable area as of June 30, 2016 and approximately 10% of its annual base rent for the fiscal year then ended.
The following table sets forth certain information about Alto Rosario’s five largest tenants as of June 30, 2016:
Tenant	Type of Business	Gross Leasable Area (sqm)	Gross Leasable Area (%)
Showcase Cinema	Entertainment	8,984.0	31.2
Sport 78	Clothes and footwear	671.7	2.3
Musimundo	Home Appliances	498.0	1.7
Fravega	Home Appliances	386.5	1.3
Garbarino	Home Appliances	300.0	1.0
Total		10,840.2	37.6

Tenant mix of Alto Rosario

The following table sets forth the mix of tenants by types of businesses in Alto Rosario:

Type of Business	Gross Leasable Area (sqm)	Gross Leasable Area (%)
Clothes and footwear	10,916.5	37.9
Entertainment	9,880.0	34.3
Miscellaneous	2,068.8	7.2
Restaurant	2,247.3	7.8
Home & décor	1,750.2	6.1
Home Appliances	1,909.0	6.6
Services	23.8	0.1
Total	28,795.5	100.0

Revenues from Alto Rosario

The following table sets forth certain information relating to the revenues of Alto Rosario for the fiscal years indicated:

	As of June 30,
	2016	2015	2014
		(In thousands of Ps.)
Base rent	101,180	72,703	54,686
Percentage rent	62,657	53,567	36,491
Total rent	163,837	126,270	91,177
Revenues from admission rights	14,960	9,230	7,307
Management fees	1,990	1,539	1,247
Parking	-	-	-
Commissions	-	147	53
Other	713	453	288
Total (1)	181,501	137,639	100,072

(1) Does not include income from Fibesa or from income from expenses and collective promotion fund.

Lease expirations for Alto Rosario(1)

The following table shows a schedule of lease expirations for Alto Rosario during the periods indicated for existing leases as of June 30, 2016, assuming that none of the tenants exercise renewal options or terminate their leases prior to maturity:

Year of expiration	Number of Agreements	Square Meters to Expire	Percentage to Expire	Amount of Lease Payments (Ps.) (1)	Percentage of Agreements
2016	15	2,360.5	8%	6,522,034.1	7%
2017	45	5,627.0	20%	27,691,424.8	31%
2018	42	4,710.4	16%	24,214,998.5	28%
2019 and subsequent years	41	16,097.6	56%	29,584,279.0	34%
Total	143	28,795.6	100%	88,012,736.3	100%

(1) Annual base rent of each agreement as in effect as of June 30, 2016.

Córdoba Shopping, Villa Cabrera, City of Córdoba
Córdoba Shopping Villa Cabrera covers 35,000 square meters of surface area, with 15,581.7 square meters being gross leaseable area. Córdoba Shopping has 110 commercial stores, a 12-screen multiplex cinema and parking lot for 1,500 vehicles, located in Villa Cabrera, City of Córdoba, Province of Córdoba.
During the fiscal year ended June 30, 2016, the public visiting the shopping center generated nominal tenant retail sales that totaled approximately Ps. 990.7 million, which represents a year-on-year growth of 31.0%. Sales per square meter were approximately Ps. 63,579.4. Total rental income increased from Ps. 54.4 million in fiscal 2015 to Ps. 68.1 million in fiscal 2016, which represents annual income per gross leaseable square meter of Ps. 3,552.0 in fiscal year 2015 and Ps. 4,367.3 in fiscal year 2016.
As of June 30, 2016, Córdoba Shopping’s occupancy rate was 99.2%.
Five largest tenants of Córdoba Shopping – Villa Cabrera
Córdoba Shopping’s five largest tenants (in terms of sales in this shopping center) accounted for approximately 42.2% of its gross leaseable area as of June 30, 2016 and approximately 9,2% of its annual base rent for the fiscal year then ended.
The following table sets forth certain information about Córdoba Shopping’s five largest tenants as of June 30, 2016:
Tenant	Type of Business	Gross Leasable Area (sqm)	Gross Leasable Area (%)
Showcase Cinema	Entertainment	5,442.5	34.9
Garbarino	Home Appliances	497.0	3.2
Nike	Clothes and footwear	379.5	2.4
Mc Donald’s	Restaurant	146.0	0.9
Jazmin Chebar	Clothes and footwear	116.3	0.7
Total		6,581.3	42.2

Tenant mix of Córdoba Shopping Villa Cabrera (1)

Type of Business	Gross Leasable Area (sqm)	Gross Leasable Area (%)
Clothes and footwear	6,295.5	40.4
Entertainment	5,842.0	37.5
Miscellaneous	860.8	5.5
Restaurant	1,250.1	8.0
Home Appliances	535.1	3.4
Services	571.9	3.7
Home & décor	226.3	1.5
Total	15,581.7	100.0

(1) Includes vacant stores as of June 30, 2016.

Revenues from Córdoba Shopping Villa Cabrera

The following table sets forth certain information relating to the revenues of Córdoba Shopping for the fiscal years indicated:

	As of June 30,
	2016	2015	2014
		(In thousands of Ps.)
Base rent	33,365	26,250	19,932
Percentage rent	28,594	23,039	15,797
Total rent	61,959	49,289	35,729
Revenues from admission rights	3,590	3,260	2,521
Management fees	2,173	1,580	1,310
Parking	-	-	-
Commissions	-	118	28
Other	327	198	175
Total (1)	68,050	54,445	39,763

(1)
Does not include income from Fibesa or from income from expenses and collective promotion fund.

Lease expirations for Córdoba Shopping Villa Cabrera(1)

The following table shows a schedule of lease expirations for Córdoba Shopping during the periods indicated for existing leases as of June 30, 2016, assuming that none of the tenants exercise renewal options or terminate their leases prior to maturity:

Year of expiration	Number of Agreements	Square Meters to Expire	Percentage to Expire	Amount of Lease Payments (Ps.) (2)	Percentage of Agreements
2016	9	892.0	6%	2,015,450.5	7%
2017	42	4,058.3	26%	10,847,414.8	37%
2018	28	7,846.1	50%	7,841,382.0	27%
2019 and subsequent years	31	2,785.3	18%	8,865,859.7	30%
Total	110	15,581.7	100%	29,570,107.0	100%

(1) Includes vacant stores as of June 30, 2016.
(2) Annual base rent of each agreement as in effect as of June 30, 2016.

Dot Baires Shopping, City of Buenos Aires
Dot Baires Shopping is a shopping center that opened in May 2009. It has four floors and three underground levels, covering surface area of 173,000 square meters, of which 49,640.7 square meters constitute GLA, comprising 150 retail stores, a hypermarket, a ten-screen multiplex cinema and parking space for 2,200 vehicles.
Dot Baires Shopping is located at the intersection of Avenida General Paz and the Panamerican Highway in the neighborhood of Saavedra in the City of Buenos Aires, and is the largest shopping center in the City in terms of square meters. As of June 30, 2016, our equity interest in Panamerican Mall S.A. was 80%.
During the fiscal year ended June 30, 2016, the public visiting the shopping center generated nominal tenant retail sales that totaled approximately Ps. 3,254.3 million, which represents a year-on-year increase of 26.6% and fiscal year sales for approximately Ps. 65,558.1 per square meter. Total rental income increased from Ps. 199.5 million in fiscal 2015 to Ps. 261.4 million in fiscal 2016, which represents annual income per gross leasable square meter of Ps. 4,001.7 in fiscal year 2015 and Ps. 5,265.1 in fiscal year 2016.
As of June 30, 2016, Dot Baires Shopping’s occupancy rate was 100%.

Five largest tenants of Dot Baires Shopping

Dot Baires Shopping’s five largest tenants (in terms of sales of this shopping center) accounted for approximately 58% of its gross leaseable area as of June 30, 2016 and approximately 19.1% of its annual base rent for the fiscal year then ended.
The following table describes Dot Baires Shopping’s five largest tenants as of June 30, 2016:
Tenant	Type of Business	Gross Leasable Area (sqm)	Gross Leasable Area (%)
Wallmart	Miscellaneous	12,600.0	25.4
Falabella	Department Store	8,086.7	16.3
Hoyts General Cinema	Entertainment	6,475.8	13.0
Zara	Clothes and footwear	1,178.9	2.4
Garbarino	Home Appliances	472.5	1.0
Total		28,813.9	58.0

Tenant mix of Dot Baires Shopping

The following table sets forth the mix of tenants by types of businesses in Dot Baires Shopping:
Type of Business	Gross Leasable Area (sqm)	Gross Leasable Area (%)
Miscellaneous	15,043.1	30.3
Clothes and footwear	13,280.9	26.8
Department Store	8,086.7	16.3
Entertainment	7,135.0	14.4
Services	2,365.7	4.8
Restaurant	1,722.3	3.5
Home Appliances	1,487.2	3.0
Home & décor	519.7	1.0
Total	49,640.7	100.0

  Revenues from Dot Baires Shopping

The following table sets forth certain information relating to the revenues of Dot Baires Shopping for the fiscal years indicated:

	As of June 30,
	2016	2015	2014
		(In thousands of Ps.)
Base rent	134,620	96,838	87,754
Percentage rent	67,556	59,544	39,222
Total rent	202,176	156,382	126,976
Revenues from admission rights	17,973	14,060	10,541
Management fees	3,352	2,592	2,099
Parking	37,127	25,994	18,358
Other	737	446	332
Total (1)(2)	261,364	199,474	158,306

(1)
 Does not reflect our interest in Panamerican Mall S.A.
(2)
 Does not include income from Fibesa or from income from expenses and collective promotion Fund.

Lease expirations for Dot Baires Shopping

The following table shows a schedule of lease expirations for Dot Baires Shopping during the periods indicated for existing leases as of June 30, 2016, assuming that none of the tenants exercise renewal options or terminate their leases prior to maturity:

Year of expiration	Number of Agreements	Square Meters to Expire	Percentage to Expire	Amount of Lease Payments (Ps.) (1)	Percentage of Agreements
2016	29	3,247.9	7%	18,720,315.4	14%
2017	37	14,227.5	29%	42,062,996.9	32%
2018	32	4,663.7	9%	25,474,577.0	19%
2019 and subsequent years	52	27,501.7	55%	46,531,832.4	35%
Total	150	49,640.7	100%	132,789,721.7	100%

(1) Annual base rent of each agreement as in effect as of June 30, 2016.

Soleil Premium Outlet, Greater Buenos Aires
In December 2007, we entered into an agreement with INC S.A. (“INCSA”), a non-related company, for the acquisition of Soleil Premium Outlet.
On July 1, 2010, we executed the final deed for partial conveyance of title and closing minutes with INCSA, whereby INCSA transferred to us the shopping center’s going concern, which we started to operate on the referred date. The transaction was exclusive of any debt or credit prior to the transaction with respect to INCSA’s business, as well as the real property where a hypermarket currently operates located in the premises. On April 12, 2011, the Argentine Antitrust Authority (“CNDC”) approved to the transaction.
As from April 2013, as a result of a comprehensive renovation of the shopping center and a strong advertising campaign, it was renamed Soleil Premium Outlet. At present, it has a surface area of 48,313 square meters, 13,991.1 square meters of which are GLA. It comprises 78 stores and 2,335 parking spaces. Soleil Premium Outlet is located in San Isidro, Province of Buenos Aires. It opened in Argentina more than 25 years ago and it was the first Premium Outlet in the country.
During the fiscal year ended June 30, 2016, the public visiting the shopping center generated nominal tenant retail sales that totaled approximately Ps. 1,282.2 million, which represents annual average sales for approximately Ps. 91,644.1 per square meter and a year-on-year turnover growth of 36.6%. Total rental income increased from Ps. 59.4 million for fiscal 2015 to Ps. 80.1 million for fiscal 2016, representing annual income per gross leasable square meter of Ps. 4,242.5 in fiscal year 2015 and Ps. 5,726.0 in fiscal year 2016.
As of June 30, 2016, Soleil Premium Outlet’s occupancy rate was 100%.
Five largest tenants of Soleil Premium Outlet
Soleil Premium Outlet’s five largest tenants (in terms of sales of this shopping center) accounted for approximately 16.8% of its gross leasable area as of June 30, 2016 and approximately 18.5% of its annual base rent for the fiscal year then ended.
The following table describes Soleil Premium Outlet’s five largest tenants as of June 30, 2016:
Tenant	Type of Business	Gross Leasable Area (sqm)	Gross Leasable Area (%)
Stock Center	Clothes and footwear	700.9	5.0
Adidas	Clothes and footwear	480.0	3.4
Garbarino	Home Appliances	472.0	3.4
Dexter Shop	Clothes and footwear	366.6	2.6
Fravega	Home Appliances	336.4	2.4
Total		2,355.9	16.8

Tenant mix of Soleil Premium Outlet

The following table sets forth the mix of tenants by types of business in Soleil Premium Outlet:

Type of Business	Gross Leasable Area (sqm)	Gross Leasable Area (%)
Clothes and footwear	8,353.9	59.7
Entertainment	3,263.4	23.3
Home Appliances	808.4	5.8
Restaurant	753.1	5.4
Miscellaneous	374.2	2.7
Services	290.8	2.1
Home & décor	147.3	1.1
Total	13,991.1	100.0

Revenues from Soleil Premium Outlet

The following table sets forth certain information relating to the revenues of Soleil Premium Outlet for the fiscal years indicated:

	As of June 30,
	2016	2015	2014
		(In thousands of Ps.)
Base rent	44,597	33,422	25,972
Percentage rent	28,911	20,700	13,620
Total rent	73,508	54,122	39,592
Revenues from admission rights	5,335	4,057	3,671
Management fees	1,076	801	649
Parking	-	-	-
Commissions	-	238	112
Other	194	148	154
Total (1)	80,113	59,366	44,178

(1) Does not include income from Fibesa or from income from expenses and collective promotion fund.

Lease expirations for Soleil Premium Outlet

The following table shows a schedule of lease expirations for Soleil Premium Outlet during the periods indicated for existing leases as of June 30, 2016, assuming that none of the tenants exercise renewal options or terminate their leases prior to maturity:

Year of expiration	Number of Agreements	Square Meters to Expire	Percentage to Expire	Amount of Lease Payments (Ps.) (1)	Percentage of Agreements
2016	6	606.3	4%	1,760,166.8	4%
2017	34	4,534.8	32%	16,212,477.8	40%
2018	14	2,495.0	18%	9,326,974.0	23%
2019 and subsequent years	24	6,354.9	45%	13,590,524.5	33%
Total	78	13,991.1	100%	40,890,143.2	100%
(1) Annual base rent of each agreement as in effect as of June 30, 2016.

La Ribera Shopping, City of Santa Fe
We hold 50% of the shares of Nuevo Puerto Santa Fe S.A.(“NPSF”), a corporation that leases space in of a building in which it built and currently operates “La Ribera” shopping center, which has a surface area of 43,219 square meters, comprising 63 retail stores and 7 2D and 3D-screen multiplex cinema. It also comprises a 510-square meter cultural center and 24,553 square meters in outdoor areas and free parking space. Its gross leasable area is approximately 9,850.6 square meters.
The shopping center is strategically located within the port of the City of Santa Fe in the Province of Santa Fe, the place with the largest development in terms of real estate in the City of Santa Fe, 27 kilometers away from the City of Paraná and 96 kilometers away from the City of Rafaela, its range of influence represents a potential market of over one million people.
During the fiscal year ended June 30, 2016, the public visiting the shopping center generated nominal tenant retail sales that totaled approximately Ps. 633.5 million, which represents a year-on-year increase of 59.1% and sales per square were approximately Ps. 64,315.5. Total rental income increased from Ps. 13.1 million in fiscal 2015 to Ps. 20.8 million in fiscal 2016, representing annual income per gross leasable square meter of Ps. 1,340.3 in fiscal year 2015 and 2,109.4 in fiscal 2016.
As of June 30, 2016, La Ribera Shopping’s occupancy rate was 99.3%.
Five largest tenants of La Ribera Shopping
La Ribera’s five largest tenants (in terms of sales of this shopping center) accounted for approximately 41.1% of its gross leasable area as of June 30, 2016 and approximately 30.4% of its annual base rent for the fiscal year then ended.
The following table describes La Ribera’s five largest tenants as of June 30, 2016:
Tenant	Type of Business	Gross Leasable Area (sqm)	Gross Leasable Area (%)
Cinemark	Entertainment	2,474.0	25.1
Musimundo	Home Appliances	804.0	8.2
Mostaza y Pan	Restaurant	78.1	0.8
McDonald’s	Restaurant	471.6	4.8
Red Sport	Clothes and footwear	222.0	2.3
Total		4,049.7	41.1

Tenant mix of La Ribera Shopping (1)

The following table sets forth the mix of tenants by types of business in La Ribera:

Type of Business	Gross Leasable Area (sqm)	Gross Leasable Area (%)
Entertainment	3,230.0	32.8
Clothes and footwear	2,949.5	29.9
Restaurant	1,866.0	18.9
Miscellaneous	885.9	9.0
Home Appliances	804.0	8.2
Home & décor	86.0	0.9
Services	29.2	0.3
Total	9,850.6	100.0
(1) Includes vacant stores as of June 30, 2016.

Revenues from La Ribera Shopping

The following table sets forth certain information relating to the revenues of La Ribera for the fiscal years indicated:

	As of June 30,
	2016	2015	2014
		(In thousands of Ps.)
Base rent	9,036	5,014	3,988
Percentage rent	10,956	7,563	5,000
Total rent	19,992	12,577	8,988
Revenues from admission rights	342	201	141
Management fees	372	273	211
Parking	-	-	-
Commissions	-	-	-
Other	73	17	20
Total (1) (2)	20,779	13,068	9,360

(1)
Does not reflect our interest in the company Nuevo Puerto Santa Fe.
(2)
Does not include income from Fibesa or from income from expenses and collective promotion fund.

Lease expirations for La Ribera Shopping(1)

The following table shows a schedule of lease expirations for La Ribera during the periods indicated for existing leases as of June 30, 2016, assuming that none of the tenants exercise renewal options or terminate their leases prior to maturity:

Year of expiration	Number of Agreements	Square Meters to Expire	Percentage to Expire	Amount of Lease Payments (Ps.) (2)	Percentage of Agreements
2016	4	1,021.1	10%	1,277,654.6	9%
2017	11	1,226.0	12%	1,767,609.7	13%
2018	13	1,208.1	12%	2,656,534.8	19%
2019 and subsequent years	35	6,395.5	65%	8,070,501.0	59%
Total	63	9,850.7	100%	13,772,300.2	100%

(1) Includes vacant stores as of June 30, 2016.
(2) Annual base rent of each agreement as in effect as of June 30, 2016.

Distrito Arcos, City of Buenos Aires
We opened Distrito Arcos on December 18, 2014. Distrito Arcos is a premium outlet located in the neighborhood of Palermo, City of Buenos Aires. It has 11,170.1 square meters of GLA, comprised of 60 stores, 115 parking spaces y 35 selling stands.
During a second stage, we plan to build a fitness center, a home appliances store and a robust cultural offer with 66 stores, covering approximately 2,000 square meters of additional GLA. During the 2016 fiscal year, visitors to the shopping center generated nominal tenant retail sales that totaled approximately Ps. 962.3 million, which represent sales per square meter of approximately Ps. 86,151.6. Total rental income was approximately Ps. 78.1 million for the period ended June 30, 2016, which represents total revenues for the period per gross leasable area of Ps. 6,993.8.
 As of June 30, 2016 Distrito Arcos’ occupancy rate was 97.0%.
Five largest tenants of Distrito Arcos
Distrito Arcos’ five largest tenants (in terms of sales of this shopping center) accounted for approximately 14.3% of its gross leasable area as of June 30, 2016, and 21.2% of its annual base rent.
The following table describes Distrito Arcos’ five largest tenants as of June 30, 2016:
Tenant	Type of Business	Gross Leasable Area (sqm)	Gross Leasable Area (%)
Prune	Clothes and footwear	316.9	2.8
Kosiuko	Clothes and footwear	344.6	3.1
Lacoste	Clothes and footwear	352.4	3.2
Adidas	Clothes and footwear	275.2	2.5
Rapsodia	Clothes and footwear	312.5	2.8
Total		1,601.6	14.3

Tenant mix of Distrito Arcos(1)

The following table sets forth the mix of tenants by types of businesses in Distrito Arcos:
Type of Business	Gross Leasable Area (sqm)	Gross Leasable Area (%)
Clothes and footwear	8,764.3	78.5
Services	89.0	0.8
Restaurant	727.8	6.5
Miscellaneous	1,589.0	14.2
Total	11,170.1	100
(1) Includes vacant stores as of June 30, 2016.

Revenues from Distrito Arcos

The following table sets forth certain information relating to the revenues from Distrito Arcos for the fiscal years indicated:

	As of June 30,
	2016	2015(2)
		(In thousands of Ps.)
Base rent	34,943	11,753
Percentage rent	29,982	8,379
Total rent	64,926	20,132
Revenues from admission rights	3,219	2,413
Management fees	752	220
Parking	8,853	-
Commissions	10	120
Other	362	49
Total (1)	78,121	22,934

(1)
Does not include income from Fibesa or from income from expenses and collective promotion fund.
(2)
Opening December 18, 2014 (revenues for six months).

Lease expirations for Distrito Arcos(1)

The following table shows a schedule of lease expirations for Distrito Arcos during the periods indicated for existing leases as of June 30, 2016, assuming that none of the tenants will exercise their renewal options or terminate their leases prior to maturity:

Year of expiration	Number of Agreements	Square Meters to Expire	Percentage to Expire	Amount of Lease Payments (Ps.) (2)	Percentage of Agreements
2016	1	199.2	2%	-	0%
2017	1	378.0	3%	600,000.0	2%
2018	41	7,230.4	65%	21,171,509.6	67%
2019 and subsequent years	17	3,362.5	30%	9,940,416.5	31%
Total	60	11,170.1	100%	31,711,926.1	100%

(1) Includes vacant stores as of June 30, 2016.
(2) Annual base rent of each agreement as in effect as of June 30, 2016.

Alto Comahue, City of Neuquén
Alto Comahue, our 15th shopping center, was inaugurated on March 17, 2015, and is located in the City of Neuquén, in the Patagonian region of Argentina. It covers 35,000 square meters and has 9,889.6 square meters of GLA, approximately 333 roof-covered and open-air parking spaces and a large entertainment and leisure area. Alto Comahue offers 102 retail stores that house the most prestigious brands in Argentina, and will have a six-screen multiplex cinema and a theme restaurant. It is a three-story building consisting of a basement where the parking lot and service area are located; the ground floor consisting of 5,100 square meters for retail stores, and the first floor consisting of 720 square meters for restaurants with unique views of the city and 2,700 square meters of retail stores.
The development is a part of a mixed-use complex that also includes a supermarket that is currently in operation and two additional parcels of land. One of these parcels is assigned to development of a hotel and the other, which extends over 18,000 sqm -owned by the company-, to a future housing development. During this fiscal year, visitors to the shopping center generated nominal tenant retail sales that totaled approximately Ps. 717.1 million, which represent sales per square meter of approximately Ps. 72,511.2. Total rental income was approximately Ps. 47.8 million, which represents total revenues for the period per gross leasable area of Ps. 4,832.1.
As of June 30, 2016, Alto Comahue’s occupancy rate was 96.6%.

Five largest tenants of Alto Comahue
Alto Comahue’s five largest tenants (in terms of sales of this shopping center) accounted for approximately 11.8% of its gross leasable area as of June 30, 2016, and 1.4% of its annual base rent.
The following table describes Alto Comahue’s five largest tenants as of June 30, 2016:
Tenant	Type of Business	Gross Leasable Area (sqm)	Gross Leasable Area (%)
Compumundo	Home Appliances	127.5	1.3
Mc Donald’s	Restaurant	155.5	1.6
Fravega	Home Appliances	217.1	2.2
Dexter Shop	Clothes and footwear	420.6	4.3
Garbarino	Home Appliances	241.7	2.4
Total		1,162.4	11.8

Tenant mix of Alto Comahue (1)

The following table sets forth the mix of tenants by types of businesses in Alto Comahue:

Type of Business	Gross Leasable Area (sqm)	Gross Leasable Area (%)
Clothes and footwear	5,382.6	54.4
Miscellaneous	1,294.6	13.1
Restaurant	1,101.0	11.1
Home Appliances	969.1	9.8
Services	514.6	5.2
Home & décor	251.2	2.5
Entertainment	376.5	3.8
Total	9,889.6	100.0

(1) Includes vacant stores as of June 30, 2016.

Revenues from Alto Comahue

The following table sets forth certain information relating to the revenues derived from Alto Comahue for the fiscal years indicated:

	As of June 30,
	2016	2015 (2)
		(In thousands of Ps.)
Base rent	29,392	6,730
Percentage rent	15,370	4,087
Total rent	44,762	10,817
Revenues from admission rights	1,897	567
Management fees	752	220
Parking	-	-
Commissions	33	60
Other	344	26
Total (1)	47,787	11,690

(1)
Does not include income from Fibesa or from income from expenses and collective promotion fund.
(2)
Opening March 17, 2015 (revenues are for three months).

Lease expirations for Alto Comahue(1)

The following table shows a schedule of lease expirations for Alto Comahue during the periods indicated for existing leases as of June 30, 2016, assuming that none of the tenants will exercise their renewal options or terminate their leases prior to maturity:

Year of expiration	Number of Agreements	Square Meters to Expire	Percentage to Expire	Amount of Lease Payments (Ps.) (2)	Percentage of Agreements
2016	7	463.9	5%	-	-
2017	-	-	-	-	-
2018	23	1,957.7	20%	4,892,838.0	22%
2019 and subsequent years	72	7,468.1	75%	16,906,414.4	78%
Total	102	9,889.6	100%	21,799,252.4	100%

(1) Includes vacant stores as of June 30, 2016.
(2) Annual base rent of each agreement as in effect as of June 30, 2016.

Competition

Given that most of our shopping centers are located in densely populated areas, there are competing shopping centers within, or in close proximity to, our target areas. The number of shopping centers in a particular area could have a material effect on our ability to lease space in our shopping centers and on the rent that we are able to charge. We believe that due to the limited availability of large plots of land and zoning restrictions in the City of Buenos Aires, it is difficult for other companies to compete with us in areas through the development of new shopping centers. Our principal competitor is Cencosud S.A. which owns and operates Unicenter Shopping and the Jumbo hypermarket chain, among others.

The following table shows certain information concerning the most significant owners and operators of shopping centers in Argentina.

Company	Shopping Center	Location(1)	Gross leasable Area	Stores	% of gross leasable area at national level(2)	Store percentage(2)
IRSA Commercial Properties
	Dot Baires Shopping	CABA	49,641	150	2.14%	2.16%
	Mendoza Plaza Shopping	Mendoza	42,043	139	1.81%	2.00%
	Abasto de Buenos Aires	CABA	40,470	170	1.74%	2.45%
	Alto Avellaneda	GBA	35,887	134	1.54%	1.93%
	Alto Rosario	Rosario	30,057	143	1.29%	2.06%
	Alto Palermo Shopping	CABA	18,966	142	0.82%	2.05%
	Alto Noa	Salta	19,040	89	0.82%	1.28%
	Alcorta Shopping	CABA	15,877	112	0.68%	1.62%
	Córdoba Shopping	Córdoba	15,582	110	0.67%	1.59%
	Soleil Premium Outlet	GBA	13,991	78	0.60%	1.12%
	Buenos Airess Design	CABA	13,903	62	0.62%	0.89%
	Distrito Arcos	CABA	11,170	60	0.48%	0.87%
	Patio Bullrich	CABA	11,783	88	0.51%	1.27%
	La Ribera Shopping	Santa Fe	9,851	63	0.42%	0.91%
	Alto Comahue	Neuquén	9,890	102	0.43%	1.47%
	Subtotal		338,148	1,642	14.55%	23.67%
Cencosud S.A.
	Subtotal		650,256	1,456	28.01%	21.02%
Other
Operators
	Subtotal		1,334,846	3,836	57.44%	55.32%
Total			2,323,278	6,934	100%	100%

(1) “GBA” means Greater Buenos Aires, the Buenos Aires metropolitan area, and “CABA” means the City of Buenos Aires.
(2) Percentage over total shopping centers in Argentina that are members of the Argentine Chamber of Shopping Centers (Cámara Argentina de Shopping Centers, CASC). Figures may not sum due to rounding.

Source: Argentine Chamber of Shopping Centers.

Offices and Others Segment

We are engaged in the acquisition, development and management of office buildings and other rental properties in Argentina. In December 2014, we acquired 83,789 square meters of the premium office portfolio from our parent IRSA, including Edificio República, Bouchard 710, Dellapaolera 265, Intercontinental Plaza, Suipacha 652 and the land reserve “Intercontinental II” with potential for development of 19,600 square meters. As a result, we consolidated a vehicle mainly aimed at developing and operating commercial rental properties in Argentina.

The following table shows information about the leasable area and occupancy for the latest three fiscal periods:
	2016	2015	2014
Leasable area (square meters)	79,048	95,001	11,242
Occupancy of total portfolio	98.6%	98.3%	100.0%
Rent in Ps./square meter	386.0	226.00	112.5
Rent in US$/square meter	25.90	24.90	18.69

The following table present information regarding our rental office and other properties segment as of June 30, 2016:

						Annual Accumulated Rental Income for the fiscal years Ps./000(4)
	Date of Acquisition	Gross Leasable Area (1)	Occupancy(2)	IRSA CP’s ownership Interest	Monthly Income (3)	2016	2015	2014	Book Value
(Ps. Amounts in thousands)		(sqm)			(in Ps.)	(in Ps.)			(in Ps.)
Offices
Edificio República	12/22/2014	19,885	100.0%	100%	7,637	75,122	33,449	-	670,723
Torre Bankboston	12/22/2014	14,873	100.0%	100%	5,098	51,690	23,378	-	512,073
Intercontinental Plaza (7)	12/22/2014	6,569	100.0%	100%	2,036	29,078	29,628	-	122,416
Bouchard 710	12/22/2014	15,014	100.0%	100%	7,020	67,250	26,936	-	494,861
Suipacha 652/64	12/22/2014	11,465	91%	100%	2,085	22,507	8,384	-	111,736
Dot Building	11/28/2006	11,242	100.0%	80%	3,521	31,229	27,416	18,985	115,792
Subtotal Offices		79,048	99%	N/A	27,398	276,876	149,191	18,985	2,027,601
Other Properties
Nobleza Piccardo (6)	05/31/2011	109,610	75%	50%	185	2,172	7,960	8,238	8,966
Other Properties (5)	N/A	40,596	N/A	N/A	2,078	5,089	2,981	346	164,289
Subtotal Other Properties		150,206	66%	N/A	2,263	7,261	10,941	8,584	62,552
Total Offices and Other		229,254	77%	N/A	29,660	284,137	160,132	27,569	2,090,154

(1) Corresponds to the total leasable surface area of each property as of June 30, 2016. Excludes common areas and parking spaces.
(2) Calculated by dividing occupied square meters by leasable area as of June 30, 2016.
(3) The lease agreements in effect as of June 30, 2016 were computed for each property.
(4) Corresponds to total consolidated lease agreements.
(5) Includes the following properties: Ferro, Dot Adjoining Plot, Anchorena 665, Chanta IV and Intercontinental plot of land
(6) Through Quality Invest S.A.
(7) On July 29, 2016, we executed a bill of sale for 1,702 square meters corresponding to two office floors and 16 parking units to an unrelated party, for a total amount of US$6.01 million, US$1.60 million which has already been paid, while the remaining balance will be paid upon execution of the deed of conveyance and delivery of possession.

Management of Office Buildings

We generally act as manager of the office buildings in which we hold an interest. In most cases, we are owners of the entire building or a significant number of units. Management is usually conducted pursuant to the terms and conditions of a co-owners’ agreement, and decisions are adopted by simple majority of owners (based on the area owned by each of them). As managers, we are in charge of the security, maintenance and cleaning services, which are generally outsourced. The cost of these services is paid by the tenants, except in the case of units that have not been leased. We market our leasable area through authorized brokers or by means of our direct efforts.

Leases
We usually lease our office and other properties under lease agreements for average terms of three years, except for a few agreements which are entered into for five-year terms. Agreements are renewable for two or three years, at the tenant’s option. They are generally denominated in U.S. dollars and pursuant to the Argentine laws, they are not subject to adjustment for inflation. Rental price for renewal periods are negotiated at market value.

The following table shows the occupancy rate of our offices for the fiscal years ended June 30, 2016 and 2015:

	Occupancy Rate(1)
Offices	2016	2015
Edificio República	100.0%	93.6%
Torre Bankboston	100.0%	100.0%
Intercontinental Plaza	100.0%	100.0%
Bouchard 710	100.0%	100.0%
Suipacha 652/64	90.7%	96.7%
DOT Building	100.0%	100.0%
Total Offices	98.6%	98.3%

(1)
Leased square meters pursuant to lease agreements in effect as of June 30, 2016 and 2015 over gross leasable area of offices for the same periods.

The following table shows average annual income per square meter for our offices during the fiscal years ended June 30, 2016, 2015 and 2014.

	Average annual income per square meter(1), as of June 30
	2016	2015	2014
Offices		(Ps./sqm)
Edificio República	3,615	3,115	3,075
Torre Bankboston	3,778	2,819	2,467
Intercontinental Plaza	4,291	2,484	2,402
Bouchard 710	4,539	3,219	2,844
Suipacha 652/64	1,961	1,399	1,512
DOT Building	2,778	2,439	2,410

(1)
Calculated by dividing annual rental income by the gross leaseable area of offices based on our interest in each building as of June 30 for each fiscal period.
Leases expiration

We usually lease our office and other properties under lease agreements for average terms of three years, except for a few agreements that specify five-year terms. Agreements are renewable for two or three years, at the tenant’s option. They are generally denominated in U.S. dollars and pursuant to the Argentine laws are not subject to adjustment for fluctuations in the rate of inflation. Rental prices for renewal periods are negotiated at market value.

The following table shows certain information on leases agreements as of June 30, 2016:

Building	Number of lease agreements (1)(5)	Annual rental price (2)	Rental price per new and renewed sqm (3)	Rental price per previous sqm (3)	Number of lease agreements not renewed	Lease agreements not renewed Annual rental price (4)
Intercontinental	1	2,504,208	232	232	-	-
Bouchard 710	3	12,876,430	339	332	-	-
Della Paolera 265	3	11,232,929	375	284	1	32,089,160
Edificio República	4	18,461,402	400	477	-	-
DOT Building	1	3,728,987	374	327	2	5,729,101
Suipacha 664	3	6,478,965	151	145	3	14,179,968
Total Offices	15	55,282,921	311	290	6	51,998,229
1)
Includes new and renewed lease agreements executed in FY 2016.
2)
Lease agreements in U.S. dollars converted to Pesos at the exchange rate prevailing in the first effective month of the agreement, multiplied by 12 months.
3)
Monthly value.
4)
Lease agreements in U.S. dollars converted to Pesos at the exchange rate prevailing in the last effective month of the agreement, multiplied by 12 months.
5)
It does not include lease agreements over parking spaces, antennas or terrace area.

The following table contains a schedule of estimated lease expirations for our offices in connection with the lease agreements in effect as of June 30, 2016, assuming that none of the tenants will exercise their renewal option or declare the early termination of their lease agreements (most tenants have lease renewal clauses).

Lease Expiration Fiscal Year	Number of Lease Agreements subject to Expiration	Square Meters subject to Expiration	Percentage of Total Square Meters subject to Expiration	Annual Revenues for Leases under Agreements about to Expire	Percentage of total Revenues subject to Expiration
		(m2)	(%)	(Ps.)	(%)
2016	21	29,832	32	30,282,290	10
2017	20	23,455	25	74,398,611	23
2018	33	22,420	24	139,449,143	44
2019 and subsequent years	23	16,745	20	74,186,723	23
Total	97	92,452	100	318,316,766	100

Includes Offices whose lease agreement had not been renewed as of June 30, 2016
It does not include vacant leaseable square meters.
It does not include square meters or revenues from parking spaces.

A description of rental office properties is provided below:
Edificio República, City of Buenos Aires
This property was designed by renowned Architect César Pelli (who also designed the World Financial Center in New York and the Petronas Towers in Kuala Lumpur). It is a unique premium office building in downtown Buenos Aires with approximately 19,885 meters of gross leaseable square and 178 parking spaces. The main tenants include Apache Energía, Estudio Beccar Varela, BASF Argentina S.A., ENAP Sipetrol Argentina S.A., Facebook Argentina S.R.L. and BACS Banco de Crédito y Securitización S.A., among other.
Torre BankBoston, City of Buenos Aires
The BankBoston Tower is a modern office building located at Carlos Maria Della Paolera 265 in the City of Buenos Aires. It was designed by Architect Cesar Pelli and has 27 floors and 60 parking spaces over 31,670 square meters of gross leaseable area also. We have a 47% ownership interest in the building. At present, our main tenants include Exxon Mobile and Kimberly Clark de Argentina, among other.
Intercontinental Plaza, City of Buenos Aires
Intercontinental Plaza is a modern 24-story building located next to the Intercontinental Hotel in the historic neighborhood of Monserrat in downtown City of Buenos Aires. We own a 29% interest in the building which covers an area averaging 22,535 square meters of gross leaseable area with 321 parking spaces. The principal tenants currently include Cognizant Tech Solutions de Arg SRL., CRESUD Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agrícola (“CRESUD”), IRSA and Industrias Pugliese S.A., among others.
Bouchard 710, City of Buenos Aires
Bouchard 710 is an office building located in the Retiro district. The building is a 12-story tower, with an average area per floor of 1,251 square meters, with 165 units for car parking. Tenants are Sibille S.C. (KPMG) and Microsoft de Argentina S.A., Samsung Electronics Argentina S.A., Energy Consulting Services S.A., Chubb Argentina de Seguros S.A. and Booking.com S.A., among others. Its surface area averages 15,014 square meters of gross leaseable area.
Suipacha 652/64, City of Buenos Aires
Suipacha 652/64 is a 7-story office building located in the office district of the City of Buenos Aires. We own the entire building and 62 parking spaces. The building has unusually large floors, most measuring 1,580 square meters. The building’s principal tenants include Monitor de Medios Publicitarios S.A., Organización de Servicios Director Empresarios (OSDE) and Tarshop S.A., among others. The building has 11,453 square meters of gross leaseable area.
Dot Building, City of Buenos Aires
Panamerican Mall S.A., our subsidiary, developed an office building of 11,242 square meters of gross leaseable area next to Dot Baires Shopping. This building was inaugurated in July 2010, which meant our arrival at the growing corridor of the Northern Area with respect to offices for rent. The building’s principal tenants include General Electric International Inc., Mallinckrodt Medical Arg. Limited, Carrier y Boston Scientific Argentina S.A, Astrazeneca S.A., Covidien S.A., among others.
Competition
Virtually all of our office properties and other rental properties (not including shopping centers) are located in developed urban areas. There is a great number of office buildings, shopping centers, retail stores and residential houses in the zones where our properties are located. Ours is a highly fragmented market and the abundant number of comparable properties in the vicinities may have an adverse impact on the ability to lease or sell office space and other properties and may have an adverse impact on the sale and rental price of properties.
In the future, both domestic and foreign companies are likely to participate in the real estate development market in Argentina, hence competing with us for business opportunities. In addition, in the future we may participate in the development of a market for foreign real property, and we are likely to find well-established competitors.
In the premium office segment, we compete with other relevant market players, such as RAGHSA, Consultatio, Grupo Madero Este, Grupo Werthein, Grupo Farallón and YAR Construcciones.
Sales and Developments Segment
This segment includes properties available for sale, units to be received under barter agreements and land reserves of our portfolio. As of June 30, 2016, we owned plots and properties strategically located in the City of Buenos Aires, Greater Buenos Aires and throughout the provinces of Argentina with potential to develop new projects.
Detailed information on each of our properties:
Residential Properties
Condominios del Alto I – City of Rosario, Province of Santa Fe
As of June 30, 2016, the project has been completed and there are no units available for sale.
Condominios del Alto II –City of Rosario, Province of Santa Fe
As of June 30, 2016, the works in parcel H have been completed and all the units subject to the barter have been received, with 13 parking spaces available for sale.

Intangibles - Units to be received under barter agreements
Beruti Plot of Land – City of Buenos Aires.
On October 13, 2010, IRSA CP and TGLT S.A. ("TGLT”) entered into an exchange agreement in connection with a plot of land located at Beruti 3351/59 in the City of Buenos Aires for cash and 2,170 own square meters in future residential apartments to be constructed by TGLT in the plot. In addition, TGLT will deliver to the Company 32 residential parking spaces and 171 commercial parking spaces.
Conil – Avellaneda, Province of Buenos Aires.
These plots of the Company face Alto Avellaneda shopping center, totaling 2,398 sqm distributed in two opposite corners and according to urban planning standards, around 6,000 sqm may be built. Its intended use, either through an own development or sale to a third party, is residential with the possibility of a retail space as well. In November 2014, a Barter Deed was executed to carry out a residential development, in consideration of which the Company will receive 1,365 sqm of retail stores located on the ground floors of blocks 99 and 95 at Güemes 836 and Güemes 902, respectively. Consideration for block 95 will be delivered in January 2018 and consideration for block 99 will be delivered in September 2018. The barter was valued at US$ 0.7 million.
Mixed Uses:
Ex UOM- Luján, Province of Buenos Aires.
This 116-hectare plot of land is located at kilometer 62 Km of the West Highway, in the intersection with Route 5 and was originally purchased by CRESUD. In May 2012, we acquired the property through a purchase and sale agreement entered with a related party. Our intention is to carry out a mixed-use project, taking advantage of the environment consolidation and the strategic location of the plot. At present, negotiations are underway to change the zoning parameters, thus making the project feasible.
Ex Nobleza Piccardo Plant - San Martín, Province of Buenos Aires.
On March 31, 2011, Quality Invest S.A. and Nobleza Piccardo S.A.I.C. y F. (Nobleza) executed the title deed for the purchase of a plot of land extending over 160,000 square meters located in the District of San Martín, Province of Buenos Aires, currently intended for industrial purposes and suitable in terms of characteristics and scales for mixed-use developments. The price for the property was US$ 33 million, 30% of which was paid at such time. A promissory note and a first-priority mortgage were issued for the balance of the price on the property, in favor of Nobleza. The balance incurs interest at an annual rate of 7.5% on the outstanding balance were paid in full –principal plus interest- in March 2013.
Simultaneously with execution of the title deed, the parties entered into a lease agreement whereby Nobleza leased the whole property for a term of up to 36 months from May 2011 (Note 5 to the financial statements). This lease agreement contained a clause providing for partial return of the property from month eight to month 14 from the date of execution. Prior to expiration, an extension was executed for two to six months due to expire in December 2012, and Quality Invest S.A. obtained usufruct rights to more than half the plot of land. The return of the remaining area set forth in the Agreement and due to occur in May 2014 was further extended until December 31, 2014. On March 2, 2015, a Certificate was executed by Nobleza and Quality Invest S.A. for full return of the property, and the contract relationship between the parties came to an end.
On May 16, 2012, the Municipality of San Martin granted a pre-feasibility permit for commercial use, entertainment, events, offices, etc., which would enable performance of a mixed-use development thereon.
Pursuant to an Ordinance enacted on December 30, 2014, a process was initiated to obtain a rezoning permit for the plot of land to be used mainly for Commercial Purposes, which considerably expands the uses and potential buildable square meters through new urban indicators. On January 5, 2016, a Provincial Decree was published in the Official Gazette of the Province of Buenos Aires granting its approval, and the new urban and rezoning standards thus became effective.
As approved in the Ordinance, on January 20, 2015, Quality Invest S.A. entered into a Zoning Agreement with the Municipality of San Martin which governs various issues related to applicable regulations and provides for a mandatory assignment of square meters in exchange for monetary contributions subject to fulfillment of certain administrative milestones of the rezoning process, the first of which (for Ps. 20,000,000) was paid to the Municipality ten days after the execution of the above mentioned agreement.
Moreover, on June 27, 2016, the plot subdivision plan was filed with the Municipality, in compliance with another significant milestone assumed by the Company under the Zoning Agreement.
Residential
Coto Residential Project.
We own approximately 23,000 square meters in air space above the Coto hypermarket that is close to the Abasto Shopping Center in the heart of the City of Buenos Aires. We and Coto Centro Integral de Comercialización S.A. (Coto) executed and delivered a deed dated September 24, 1997 whereby we acquired the rights to receive parking units and the rights to build above the premises located in the block formed by Agüero, Lavalle, Guardia Vieja and Gallo streets, in the Abasto neighborhood.
In June 2016, a preliminary barter agreement was signed, subject to certain conditions, for a term of one year, at the end of which the deed will be signed. The project will be a residential development and, as consideration, we will receive 3,621 square meters in apartments plus a monetary payment of US$ 1 million. The consideration for Torre I will be delivered by June 2021, while the consideration for Torre II will be delivered by September 2022. The value of the barter was set at US$ 7.5 million.
Córdoba Shopping Center Project
We own a few plots adjacent to Córdoba Shopping Center with a construction capacity of approximately 17,300 square meters in the center of the City of Córdoba.

In May 2016, a preliminary barter agreement was signed for 13,500 square meters out of the total construction capacity, subject to certain conditions, for a term of one year, at the end of which the deed will be signed. It will be a mixed residential and office project and, as part of the consideration, we will receive 2,160 square meters in apartments, parking spaces, plus the management of permits, unifications and subdivisions in three plots. The consideration will be delivered by May 2021 for Torre I and by July 2023 for Torre II. The value of the barter was US$ 4 million.
Neuquén Residential Plot – Neuquén, Province of Neuquén.
Through Shopping Neuquén S.A., we own a plot of 13,000 square meters with construction capacity per FOT of 18,000 square meters of residential properties in an area with significant growth potential. This area is located close to the recently inaugurated shopping center, the hypermarket recently opened and a hotel to be constructed in months to come.
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
On June 3, 2013, we received notice that the Government of the City of Buenos Aires had approved the requested parcel subdivision of the ex-Philips plot. As a result, the property was divided into three parcels: two parcels of approximately 6,400 sqm and a parcel adjoining DOT Shopping of 15,900 sqm intended for the future expansion of the shopping center by 47,000 sqm.
Offices
Philips Adjoining Plots 1 and 2 – City of Buenos Aires.
These two parcels with 6,400 sqm with construction capacity of 19,200 sqm each, are at present a significant land reserve jointly with a plot where the extension of Dot Baires Shopping is planned. As a result of major developments, the intersection of Av. General Paz and the Panamerican Highway has experienced a significant growth in recent years. The project of theses parcels will conclude the consolidation of this area.
Intercontinental Plaza II Plot - City of Buenos Aires.
In the heart of the neighborhood of Monserrat, just a few meters from the most trafficked avenue in the city and the financial center, is the Intercontinental Plaza complex consisting of an office tower and the exclusive Hotel Intercontinental. In the current plot of 6,135 square meters a second office tower of 19,600 square meters and 25 stories could be built to supplement the tower currently located in the intersection of Moreno and Tacuarí streets.
Future Developments
	Developments			Acquisitions+Development
	Greenfields	Expansions
	Polo Dot (1st Stage)	Alto Palermo	Other	Catalinas
Start of works	FY2017	FY2017		FY2017
Estimated opening	FY 2019	FY2018		FY2020
GLA (sqm)	31,635	3,884		16,012
% held by IRSA Propiedades Comerciales	80%	100%		45%
Investment amount at 100% (US$ million)	54	28.5		101
Work progress (%)	0%	0%		0%
Estimated stabilized EBITDA (US$ million)	US$ 8-10	US$ 6-8		US$ 6-8

Alto Palermo Expansion
The expansion project of Alto Palermo shopping center adds approximately 4,000 square meters of GLA to the shopping center with the highest sales per square meter in our portfolio and consists in moving the food court to a third level using the area of an adjacent building acquired in 2015. Works are estimated to take between 18 and 24 months.
First Stage of Polo Dot
The project called “Polo Dot”, located in the commercial complex adjacent to our shopping center Dot Baires, has experienced significant growth since our first investments in the area. The total project will consist in 3 office buildings (one of them could include a hotel) in land reserves owned by the Company and the expansion of the shopping center by approximately 15,000 square meters of gross leaseable area. At a first stage, we will develop an 11-floor office building with an area of approximately 30,000 square meters on an existing building, in respect of which we have already executed a lease agreement for approximately half the footage, before starting the works. Construction will begin during the next fiscal period and is estimated to last between 18 and 24 months before the building is operational. The second stage of the project will include two office/hotel buildings that will add 38,400 square meters of gross leaseable area to the complex. We have seen a significant demand for Premium office spaces in our new commercial complex and we are confident that we will be able to open these buildings with attractive rent levels and full occupancy.

Catalinas building
During the last quarter of the fiscal year 2016, we acquired from our parent IRSA Inversiones y Representaciones S.A. (“IRSA”). 16,012 square meters that correspond to 14 floors and 142 parking spaces in the building to be developed in the “Catalinas” area in the City of Buenos Aires, one of the one of the most sought-after spots for office development in Argentina. The building to be constructed will have 35,468 square meters of gross leaseable area consisting of 30 office floors and 316 parking spaces. Construction is scheduled to begin towards the end of the year 2016 and will take approximately three years to complete.
Other Assets
As of June 30, 2016, IRSA CP held a 9.5% interest in the stock capital of TGLT, a real estate company listed on the BASE, mainly engaged in the development of residential projects in Argentina and Uruguay. In addition, it held its 11.4% interest in the e-commerce company Avenida Inc.
Moreover, it maintained its 20% interest in Tarjeta Shopping S.A., a consumer finance company, and increased to 35% its indirect interest in La Rural S.A., a company that holds usufruct rights for the commercial operation of the emblematic “Predio Ferial de Palermo” (Palermo exhibition center) in the City of Buenos Aires.
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
During fiscal year ended June 30, 2016, we received the following amounts in monthly maintenance fees (in thousands):
● Ps.480 in Alto Palermo,
● Ps.443 in Alto Avellaneda,
● Ps.517 in Abasto,
● Ps.379 in Patio Bullrich,
● Ps.186 in Alto Rosario,
● Ps.157 in Paseo Alcorta,
● Ps.313 in Dot Baires,
● Ps.47 in Alto NOA,
● Ps.97 in Soleil Premium Outlet,
● Ps.85 in Distrito Arcos,
● Ps.85 in Alto Comahue,
● 6% of the total amount of the common area maintenance expenses in Córdoba Shopping,
● 10% of the total amount of the common area maintenance expenses in Buenos Aires Design,
● 5% of the total amount of the common area maintenance expenses in Mendoza Plaza, and
● 5% of the total amount of the common area maintenance expenses in La Ribera Shopping.
Our total revenues from management fees during the fiscal year ended June 30, 2016, were approximately Ps.34 million.

Principal Terms of our Leases
Under the Argentine Civil and Commercial Code (which became effective on August 1, 2015) lease terms may not exceed fifty years, except for leases regulated by Law No. 25,248. Generally, terms in our lease agreements go from three to ten years.
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
The rent consists of the higher of (i) a monthly base rent (the “Base Rent”) and (ii) a specified percentage of the tenant’s monthly gross sales in the store (the “Percentage Rent”) (which generally ranges between 3% and 12% of tenant’s gross sales). Furthermore, pursuant to the rent escalation clause in most of our leases, a tenant’s Base Rent generally increases between 18% and 27% on an annual and cumulative basis from the thirteenth (13th) month of effective date of the lease. Although many of our lease agreements contain readjustment clauses, these are not based on an official index nor do they reflect the inflation index. In the event of litigation, there can be no assurance that we may be able to enforce such clauses contained in our lease agreements.
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
We carry out promotional and marketing activities in an effort to increase consumer traffic at our shopping centers. The cost of these activities are covered by tenants’ contributions to the Common Promotional Fund (“CPF”), which is administered by us. Every month, tenants contribute to the CPF an amount equal to approximately 15% of their rent (Base Rent plus Percentage Rent), in addition to rent and expense payments. We may increase the percentage that tenants must contribute to the CPF, by up to a cap of 25% of the original amount set forth in the corresponding lease agreement for the contributions to the CPF. We may also require tenants to make extraordinary contributions to the CPF to fund special promotional and marketing campaigns or to cover the costs of special promotional events that benefit all tenants. We may require tenants to make these extraordinary contributions up to four times a year provided that each such extraordinary contribution may not exceed 25% of the preceding monthly rental payment of the tenant.
Each tenant leases its unit as a shell without any fixtures or improvements. Each tenant is responsible for the interior design of its rental unit. Any modifications and additions to the rental units must be pre-approved by us. We have the option to decide tenants’ responsibility for all costs incurred in remodeling the rental units and for removing any additions made to the rental unit when the lease expires. Furthermore, tenants are responsible for obtaining adequate insurance for their rental units, which must include, among other things, coverage for fire, glass breakage, theft, flood, civil liability and workers’ compensation.
Control Systems
We own computer systems to monitor tenants’ sales (except stands) in all of our shopping centers. We also conduct regular manual audits of our tenants accounting sales records in all of our shopping centers. Almost every store in those shopping centers has a point of sale that is linked to a main computer server in the administrative office of such shopping center. We use the information generated from the computer monitoring system for statistics regarding total sales, average sales, peak sale hours, etc., for marketing purposes and as a reference for the processes of internal audit. The lease contracts for tenants in Alto Avellaneda, Alto Palermo, Alcorta Shopping, Patio Bullrich, Buenos Aires Design, Abasto, Alto Rosario, Alto NOA, Dot Baires Shopping, Córdoba Shopping, Soleil Premium Outlet, La Ribera Shopping, Mendoza Plaza, Distrito Arcos and Alto Comahue contain a clause requiring tenants to be linked to the computer monitoring system, there being certain exceptions to this requirement.
Insurance
We carry all-risk insurance for the shopping centers and other buildings covering property damage caused by fire, explosion, gas leak, hail, storms and wind, earthquakes, vandalism, theft and business interruption. In addition, we carry liability insurance covering any potential damage to third parties or property caused by the conduct of our business throughout Argentina. We are in compliance with all legal requirements related to mandatory insurance, including insurance required by the Occupational Risk Law (Ley de Riesgos del Trabajo), life insurance required under collective bargaining agreements and other insurance required by laws and executive orders. Our history of damages is limited to one single claim resulting from a fire in Alto Avellaneda Shopping in March 2006, a loss which was substantially recovered from our insurers. These insurance policies contain specifications, limits and deductibles which we believe are adequate to the risks to which we are exposed in our daily operations. We further maintain liability insurance covering our directors’ and corporate officers’ liability.
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

Leases
Argentine law imposes certain restrictions on property owners, including:
●
a prohibition to include automatic price adjustment clauses based on inflation increases in lease agreements; an

●
the imposition of a two-year minimum lease term for all purposes, except in particular cases such as embassy, consulate or international organization venues, room with furniture for touristic purposes for less than three months, custody and bailment of goods, exhibition or offering of goods in fairs or in cases where due to the circumstances, the subject matter of the lease agreement requires a shorter term.

Rent Increases
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
Lease Term Limits
Under the Argentine Civil and Commercial Code (which became effective on August 1, 2015) lease terms may not exceed fifty years, except for leases regulated by Law No. 25,248 (which provides that real estate leases containing purchase options–leasing inmobiliario- are not subject to term limitations). Generally, terms in our lease agreements go from 3 to 10 years.
Rescission Rights
The Argentine Civil and Commercial Code provides that tenants may rescind lease agreements earlier after the first six months of the effective date. Such rescission is subject to penalties which range from one, to one and a half months of rent. If the tenant rescinds during the first year of the lease the penalty is one and a half month’s rent and if the rescission occurs after the first year of lease the penalty is one month’s rent.
Other
The Argentine Civil and Commercial Code, among other rules, repealed the Urban Lease Law (No. 23,091), which provided for a rule similar to the one described above, but established the obligation to give at least 60 days’ prior notice of exercise of the unilateral right to termination by the tenant. There are no court rulings yet with respect to the new regulations related to: (i) unilateral right to termination by tenant; i.e. whether the parties may waive the tenant’s right to terminate the agreement unilaterally; or in relation to (ii) the possibility of establishing a penalty different from the penalty described above in the event of termination.
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
Sales and Ownership
Real Estate Installment Sales Law. The Real Estate Installment Sales Law No. 14,005, as amended by Law No. 23,266 and Decree No. 2015/85 (the “Real Estate Installment Sales Law”), imposes a series of requirements on contracts for the sale of subdivided real estate property regarding, for example, the sale price which is paid in installments and the deed, which is not conveyed until final payment of such price. The provisions of this law require, among other things:

●
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

●
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
Buildings Law. Buildings Law No. 19,724 (Ley de Pre horizontalidad) was repealed by the new Argentine Civil and Commercial Code which became effective on August 1, 2015. The new regulations provide that for purposes of execution of agreements with respect to build units or units to be built, the owner is required to purchase insurance in favor of prospective purchasers against the risk of frustration of the operation pursuant to the agreement for any reason. A breach of this obligation prevents the owner from exercising any right against the purchaser–such as demanding payment of any outstanding installments due – unless he/she fully complies with their obligations, but does not prevent the purchaser from exercising its rights against seller.
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
Other Regulations
Consumer Relationship. Consumer or End User Protection. The Argentine Constitution expressly establishes in Article 42 that consumers and users of goods and services have a right to protection of health, safety and economic interests in a consumer relationship. Consumer Protection Law No. 24,240, as amended, regulates several issues concerning the protection of consumers and end users in a consumer relationship, in the arrangement and execution of contracts.
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
●
deprive obligations of their nature or limit liability for damages;
●
imply a waiver or restriction of consumer rights and an extension of seller rights; and
●
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
Pursuant to Resolution No. 104/2005 issued by the Secretariat of Technical Coordination reporting to the Argentine Ministry of Economy, Consumer Protection Law adopted Resolution No. 21/2004 issued by the Mercosur’s Common Market Group which requires that those who engage in commerce over the Internet (E-Business) shall disclose in a precise and clear manner the characteristics of the products and/or services offered and the sale terms. Failure to comply with the terms of the offer is deemed an unjustified denial to sell and gives rise to sanctions.
On September 17, 2014, a new Consumer Protection Law was enacted by the Argentine Congress Law No. 26,993. This law, known as “System for Conflict Resolution in Consumer Relationships,” provided for the creation of new administrative and judicial procedures for this field of Law. It created a two-instance administrative system: the Preliminary Conciliation Service for Consumer Relationships (Servicio de Conciliación Previa en las Relaciones de Consumo,or “ COPREC”) and the Consumer Relationship Audit, and a number of courts assigned to resolution of conflicts between consumers and producers of goods and services (Fuero Judicial Nacional de Consumo). In order to file a claim, the amount so claimed should not exceed a fixed amount equivalent to 55 adjustable minimum living wages, which are determined by the Ministry of Labor, Employment and Social Security. The claim is required to be filed with the administrative agency. If an agreement is not reached between the parties, the claimant may file the claim in court. COPREC is currently in full force and effect. However, the court system (fuero judicial nacional de consumo) is not in force yet, therefore, any court claims should be currently filed with the existing applicable courts. A considerable volume of claims filed against us are expected to be settled pursuant to the system referred to above, without disregarding the full force and effect of different instances for administrative claims existing in the provincial sphere and the City of Buenos Aires, which remain in full force and effect, where potential claims related to this matter could also be filed.
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
Credit Card Law. Law No. 25,065, as amended by Law No. 26,010 and Law No. 26,361, governs certain aspects of the business activity known as “credit card system.” Regulations impose minimum contract contents and approval thereof by the Argentine Ministry of Industry, as well as limitations on chargeable interest by users and commissions charged by the retail stores that adhere to the system. The Credit Card Law applies both to banking and non-banking cards, such as “Tarjeta Shopping,” issued by Tarshop. Pursuant to Communication “A” 5477 issued by the Argentine Central Bank, loans granted under credit cards by non-financial entities cannot exceed 25% of the monthly interest rate published by the Central Bank for loans to individuals without security interests.
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
C. Organizational Structure

The following table presents information relating to our ownership interest and the percentage of our consolidated total net revenues represented by our subsidiaries as of June 30, 2016:
Subsidiary	Activity	Country of incorporation	Ownership percentage	Voting power percentage (1)	Percentage of our total net revenues
Arcos del Gourmet S.A.	Real estate commercial	Argentina	90%	90%	0.2%
Fibesa S.A.	Real estate agent	Argentina	97%	97%	2.1%
Emprendimiento Recoleta S.A.	Building	Argentina	54%	54%	1.9%
Shopping Neuquén S.A.	Development of undertakings	Argentina	99%	99%	0.0%
Panamerican Mall S.A.	Real estate investments	Argentina	80%	80%	10.8%
Torodur S.A.	Investments	Uruguay	100%	100%	0.0%

(1) Percentage of equity interest has been rounded. It does not contemplate irrevocable capital contributions.

D. Property, Plant and Equipment

Our properties include shopping centers, office buildings and land reserves for the construction of shopping centers or apartment buildings. All of our properties are located in Argentina. Also, for information about our future developments please see “Business Overview - Future Developments.”

The following table sets forth certain information about our owned properties:

Property	Location	Use	Encumbrance
Shopping center portfolio
Alto Palermo Shopping	City of Buenos Aires, Argentina	Shopping Center	-
Abasto	City of Buenos Aires, Argentina	Shopping Center	-
Alto Avellaneda	City of Avellaneda, Argentina	Shopping Center	-
Alcorta Shopping	City of Buenos Aires, Argentina	Shopping Center	-
Patio Bullrich	City of Buenos Aires, Argentina	Shopping Center	-
Alto NOA	City of Salta, Argentina	Shopping Center	-
Buenos Aires Design	City of Buenos Aires, Argentina	Shopping Center	-
Alto Rosario	City of Rosario, Argentina	Shopping Center	-
Mendoza Plaza	City of Mendoza, Argentina	Shopping Center	-
Córdoba Shopping – Villa Cabrera (1)	City of Córdoba, Argentina	Shopping Center	Antichresis
Dot Baires Shopping	City of Buenos Aires, Argentina	Shopping Center	-
Soleil Premiun Outlet	City of San Isidro, Argentina	Shopping Center	-
Patio Olmos (2)	City of Córdoba, Argentina	Shopping Center	-
Alto Comahue (4)	City of Neuquén, Argentina	Shopping Center	-
Distrito Arcos (5)	City of Buenos Aires, Argentina	Shopping Center	-
Ocampo parking space	City of Buenos Aires, Argentina	Shopping Center	-
Office and Other rental properties portfolio
Abasto offices	City of Buenos Aires, Argentina	Rental Office	-
Alto Palermo Shopping Annex	City of Buenos Aires, Argentina	Rental Office	-
Dot Building	City of Buenos Aires, Argentina	Rental Office	-
Anchorena 545 (Chanta IV)	City of Buenos Aires, Argentina	Rental Office	-
Anchorena 665	City of Buenos Aires, Argentina	Rental Office	-
Zelaya 3102	City of Buenos Aires, Argentina	Rental Office	-
Suipacha 664	City of Buenos Aires, Argentina	Rental Office	-

Bouchard 710	City of Buenos Aires, Argentina	Rental Office	-
Intercontinental Plaza	City of Buenos Aires, Argentina	Rental Office	-
República building	City of Buenos Aires, Argentina	Rental Office	-
Bank Boston tower	City of Buenos Aires, Argentina	Rental Office	-
Paseo del Sol	City of Buenos Aires, Argentina	Rental Office	-
Undeveloped parcels of land
Building annexed to DOT	City of Buenos Aires, Argentina	Undeveloped parcels of land	-
Caballito – Ferro (3)	City of Buenos Aires, Argentina	Undeveloped parcels of land	-
Luján plot of land	City of Luján, Argentina	Undeveloped parcels of land	-
Intercontinental plot of land Tower B	City of Buenos Aires, Argentina	Undeveloped parcels of land	-
Properties under development
PH Office Park	City of Buenos Aires, Argentina	Properties under development	-

(1)
Included in Investment Properties is the cinema building located at Córdoba Shopping – Villa Cabrera, which is encumbered by a right of antichresis as a result of a financial debt held by Empalme (merged with SAPSA. As from January 1, 2009) with NAI INTERNACIONAL II Inc. The total amount of the debt was Ps. 17.7 million as of June 30, 2016.
(2)
We lease this property to a shopping center operator under an operating lease that expires in 2032.
(3)
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
(4)
Opening was on March 17, 2015, in the city of Neuquén, in the Argentine Patagonia.
(5)
Opening was on December 18, 2014.

Our central administration is located on the different floors of Intercontinental Plaza building, located at 877 Moreno in the Autonomous City of Buenos Aires, owned by us as from the acquisition date on December 22, 2014. We consider that all our facilities are appropriate for our current needs and suitable for their intended uses.

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
For purposes of the following discussion, unless otherwise specified, references to fiscal years 2016, 2015, 2014 and 2013 relate to the fiscal years ended June 30, 2016, 2015, 2014 and 2013, respectively.
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
We believe the most critical accounting policies and significant areas of judgment and estimation are in:
●
Impairment testing of goodwill and non-current assets other than goodwill
●
Determination of the fair value of financial instruments
●
Allowances
●
Taxation
●
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
When no quoted prices in an active market are available, fair values are based on recognized valuation methods. We uses a range of valuation models for the measurement of Level 2 and Level 3 instruments, details of which may be obtained from the following table:
Description	Pricing model	Pricing method	Parameters
Foreign-currency contracts	Present value method	Theoretical price	Money market curve; Interest curve; Foreign exchange curve.
Arcos del Gourmet S.A. purchase option	Discounted cash flow	-	Projected revenues and discount rate
Avenida Inc.	Cap rate valuation	Theoretical price	Comparable market multiple (EV/GMV ratio)

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

Overview
We are owners and/or managers of 16 shopping centers in Argentina, 15 of which are operated by the Company, totaling 333,155 square meters of Gross Leaseable Area as of the closing of fiscal year 2016. Moreover, the Company owns 79,048 square meters in 6 premium office buildings and has a large reserve of land for future commercial developments. We are operators and owners of majority stakes in 14 of our shopping centers in Argentina, seven of which are located in the City of Buenos Aires (Abasto, Alcorta Shopping, Alto Palermo, Patio Bullrich, Buenos Aires Design, Dot Baires Shopping and Distrito Arcos), two in the Greater Buenos Aires area (Alto Avellaneda and Soleil), and the rest in various provinces (Alto Noa in the City of Salta, Alto Rosario in the City of Rosario, Mendoza Plaza in the City of Mendoza, Córdoba Shopping Villa Cabrera in the City of Córdoba, and Alto Comahue in the City of Neuquén). In addition, IRSA Propiedades Comerciales operates La Ribera Shopping in the City of Santa Fe through a joint venture, and owns the historic real estate that hosts the Patio Olmos shopping center in the Province of Córdoba, which is operated by a third party.
Effects of the Argentine Macroeconomic Environment
All of our assets are located in Argentina, where we conduct our operations. Therefore, our financial condition and the results of our operations are significantly dependent upon the economic conditions prevailing in Argentina.
The table below shows Argentina’s GDP growth, inflation, Dollar exchange rates and the appreciation (devaluation) of the Peso against the U.S. Dollar for the indicated periods.
	Fiscal year ended June 30,
	2016		2015	2014
GDP growth	(3.4%)		1.2%	0.0%
Inflation (IPIM) (1)	26.7%		13.6%	27.7%
Inflation (CPI) (2)	47.1%		14.0%	15.0% (2)
Appreciation (depreciation) of the Peso against the U.S. Dollar (3)	(65.9%	)	(12.0%)	(50.6%)
Average exchange rate per US$1.00 (4)	Ps.14.9900		Ps.9.0380	Ps.8.0830

(1)
IPIM is the wholesale price index as measured by the Argentine Ministry of Economy and Production. Given the modifications to the system that INDEC uses to measure IPIM, there is no data for any price variations from July 1, 2015 to June 30, 2016. For that reason, we show accumulated prices from January 1, 2016 to June 30, 2016, published by INDEC.
(2)
CPI is the consumer price index as measured by the Argentine Ministry of Economy and Production. Since January 2014, the Argentine government established IPCNu, which more broadly reflects consumer prices by considering price information from the 23 provinces of Argentina and the City of Buenos Aires. Therefore, the consumer price index for our fiscal 2014 only takes into account the six-month period after the new consumer price index was introduced. Given the modifications to the system that INDEC uses to measure CPI, there is no data for any price variations for the fiscal year ended at June 30, 2016, yet. For that reason, we show the interanual inflation published by “Dirección General de Estadísticas y Censos de la Ciudad de Buenos Aires, Ministerio de Hacienda”. It differ from inflation showed for 2015 and 2014 because of the change of government and changes in the systems of measure of the INDEC. See Risk factor “There are concerns about the accuracy of Argentina’s official inflation statistics.”
(3)
Depreciation corresponding to fiscal year 2016 is mostly due to the devaluation that took place on December 17, 2015. See Risk factor “Exchange controls and restrictions on transfers abroad and capital inflow restrictions have been limited in the past, and may limit the availability of international credit.”
(4)
Represents average of the selling and buying exchange rate.

Sources: INDEC, Argentine Ministry of Economy and Production, City of Buenos Aires Ministry of Treasury, and Central Bank.
According to the IMF, Argentina’s growth projections for 2016 show that GDP is expected to contract by 1.8%, due to a slight adjustment recession during the year, because of the correction of macroeconomic and microeconomic distortions in Argentina. However, growth is expected to strengthen to 2.7 percent in 2017 on the back of moderating inflation and more supportive monetary and fiscal policy stances.
Argentine GDP decreased 3.4% during our fiscal 2016, compared to the growth of 1.2% in our fiscal 2015. Consumption was the primary driver of economic activity, as shopping center sales grew 41.4% as of June 30, 2016, compared to June 30, 2016, driven by the increase in nominal salaries. As of June 30, 2016, the unemployment rate was at 9.3% of the country’s economically active population, compared to 6.6% as of June 30, 2015.
Argentina’s country risk, measured by the Emerging Market Bond Index, decreased 97 basis points for the 12 months ended June 30, 2016, maintaining a high spread vis-à-vis other countries in the region. The debt premium paid by Argentina was at 518 points in June 2016, compared to 352 paid by Brazil and 213 paid by Mexico.
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
Effects of inflation
The following are annual inflation rates during our fiscal years indicated, based on information published by the INDEC, which is dependent on the Argentine Ministry of Economy and Production:

Fiscal Year ended June 30	Consumer Price Index(1)	Wholesale Price Index
2002	28.4%	88.2%
2003	10.2%	8.1%
2004	4.9%	8.6%
2005	9.0%	7.7%
2006	11.0%	12.1%
2007	8.8%	9.4%
2008	9.3%	13.8%
2009	5.26%	5.4%
2010	11.0%	15.2%
2011	9.67%	12.5%
2012	9.90%	12.8%
2013	10.5%	13.5%
2014 (from January 2014)	15.0%	27.7%
2015	14.0%	13.6%
2016	47.1% (2)	26.7%
(1)
In January 2014 the Argentine government established IPCNu, which more broadly reflects consumer prices by considering price information from the 23 provinces of Argentina and the City of Buenos Aires. Therefore, the consumer price index for our fiscal 2014 only takes into account the six-month period starting on January 1, 2014. Given the modifications to the system that INDEC uses to measure CPI, there is no data for any price variations for the fiscal year ended at June 30, 2016, yet. For that reason, we show the interanual inflation published by “Dirección General de Estadísticas y Censos de la Ciudad de Buenos Aires, Ministerio de Hacienda”. It differ from inflation showed for 2015 and 2014 because of the change of government and changes in the systems of measure of the INDEC. See Risk factor “There are concerns about the accuracy of Argentina’s official inflation statistics.”
(2)
Given the modifications to the system that INDEC uses to measure IPIM, there is no data for any price variations from July 1, 2015 to June 30, 2016. For that reason, we show accumulated prices from January 1, 2016 to June 30, 2016, published by INDEC.

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
During fiscal 2016 and fiscal 2015, the Argentine Peso depreciated against the U.S. dollar by approximately 66% and 12%, respectively, which caused an impact on the comparability of our results of operations for the year ended June 30, 2016 to our results of operations for the year ended June 30, 2015, primarily in our revenues from office rentals and our net assets and liabilities denominated in foreign currency. The devaluation affected assets and liabilities denominated in foreign currency, and this effect is shown in the line “financial results, net” of our income statement.
As a result of the devaluation of the Peso and the discontinuation of the official exchange rate by the newly elected Argentine government that took office in December 2015, the seller exchange rate was Ps. 9.6880 per US$ 1.00 on November 30, 2015, Ps.13.0400 per US$1.00 on December 31, 2015 and Ps.15.3100 per US$1.00 on September 30, 2016. See “Local Exchange Market and Exchange Rates.”
Factors Affecting Comparability of our Results
During fiscal year ended June 30, 2016, the Argentine Peso depreciated by approximately 66% against the U.S. Dollar, with the ensuing impact on the comparison of the figures stated in the these financial statements, mainly resulting from the exposure of our revenues and costs of the “Offices and Other” segment and our net assets and liabilities denominated in foreign currency to exchange rate fluctuations. Also, for information about inflation effects see “Operating Results - Effects of inflation.”

Shopping centers:
For the fiscal years ended June 30, 2016 and 2015
During fiscal year 2016, we maintained the same portfolio of operating shopping centers.
As it concerns the new shopping centers opened in fiscal year 2015, “Distrito Arcos” and “Alto Comahue”, the periods during which operating income (loss) was recorded were different in both fiscal 2015 and 2016. Fiscal year 2016 includes 12 months of operations of Distrito Arcos and Alto Comahue, while fiscal year 2015 includes six and-a-half months, and three and a half month of operations, respectively, of each new shopping center. However, the income (loss) derived from these new developments, both in the income statement and in the information by segments, was not significant compared to the total results of this segment, for the indicated years. For this reason, there were no material effects on the comparability of information.
For the fiscal years ended June 30, 2015 and 2014
During fiscal year 2015 we inaugurated two new shopping centers: “Distrito Arcos,” located in the area of Palermo, City of Buenos Aires, in December 2014 and “Alto Comahue,” located in the City of Neuquén, Argentine Patagonian region, in March 2015. Income from these new developments, both in the income statement and the information by segment was not significant against the total results of this segment, for the indicated years. For this reason, there were no material effects on the comparability of information.
Offices and Other:
For the fiscal years ended June 30, 2016 and 2015
During fiscal year 2016, the comparability of revenues and costs from the Offices and Other segment was affected by the partial sale of rental property allocated to this segment. In this regard, during fiscal year 2016 we sold an area of 6,814 m2 in the Intercontinental Plaza building.
For the fiscal years ended June 30, 2015 and 2014
During fiscal year 2015, the Offices and Other segment was affected by the acquisition (in December 2014) of five new buildings from our parent IRSA. This represented the addition of 83,789 square meters in offices including Edificio República, Bouchard 710, Della Paolera 265, Intercontinental Plaza and Suipacha 652 and the “Intercontinental II” land reserve. This transaction was considered as a Business Combination, and as such, costs related to the acquisition were recognized as net income (loss). Subsequently, during June 2015, 8,470 square meters of such area were sold, which relates to the Intercontinental Plaza building.
Sales and Developments
For the fiscal years ended June 30, 2016 and 2015
Operating income (loss) from this segment was mainly affected by the partial sale of the functional units in the Intercontinental Plaza building, originally allocated to lease, during fiscal year 2016 and, to a lesser extent, by a decrease in sales of properties compared to fiscal year 2015 in relation to Condominios I and II projects.
For the fiscal years ended June 30, 2015 and 2014
Operating income (loss) from this segment was mainly affected by the partial sale of the functional units in the Intercontinental Plaza building, originally allocated to lease, during fiscal year 2015 and, to a lesser extent, by a decrease in sales of properties compared to fiscal year 2015 in relation to Condominios I and II projects.
Financial Transactions and Other:
For the fiscal years ended June 30, 2016 and 2015
During fiscal year 2016, there was no factor affecting comparability of information, except for the effect of the change in the valuation of the investment in Avenida accounted for during fiscal 2015. No operating income (loss) was accounted for during fiscal 2016 in relation to this investment, as compared to fiscal year 2015 when operating income (loss) was accounted for in connection with the first three months of the year.
For the fiscal years ended June 30, 2015 and 2014
During fiscal year 2015, income (loss) from this segment was affected by transactions consummated in relation to the investment in Avenida, including the exercise of warrants, a dilution of a portion of our share interest in Avenida in view of the entry of a new investor and the sale of 5.33% of our shareholding. As a result of these transactions, we ceased to exert significant influence on Avenida and, hence, to recognize our investment as an investment in an associate accounted for under the equity method, and we started to recognize it as a financial asset recorded at fair value through profit or loss under financial and holding results, net which are not disclosed in the information by segment.
Business Segment Reporting
We are required to disclose segment information in accordance with IFRS 8, which requires that we report financial and descriptive information about our reportable segments. Operating segments are components of our business about which separate financial information is available that is evaluated regularly by our Executive committee, in order to allocate resources and assess performance. The discussion below should be read in conjunction with our disclosure provided in Note 6 to our Audited Consolidated Financial Statements incorporated by reference herein.
We operate our business through four different segments:
●
Our “Shopping Centers” segment includes the operating results of our shopping centers portfolio principally composed by lease and service revenues from tenants.
●
Our “Offices and Others” segment includes the operating results of our lease and service revenues of office space and other non-retail building properties principally comprised of lease and service revenue from tenants.

●
Our “Sales and Developments” segment includes the operating results of sales of undeveloped parcels of land and/or trading properties, as the results related with its development and maintenance. Also included in this segment are the results of the sales of real property intended for rent.
●
Our “Financial Operations and Others” segment primarily includes the financial activities carried out by the associate Tarshop S.A., the residual financial operations of its subsidiary Apsamedia S.A. (currently merged with IRSA CP). The e-commerce activities conducted through the associate Avenida Inc. were also included until the first quarter of the fiscal year ended June 30, 2015, then it has been considered as an investment in financial assets.
Below is a summary of our business segments for each of the periods indicated.
	Fiscal year 2016
	Urban properties			Investments	Total urban properties and investments
	Shopping Centers	Offices and others	Sales and developments	Financial operations and others
	(in thousands of Ps.)
Revenue (i)	2,409,082	284,137	2,679	1,013	2,696,911
Costs	(370,589)	(115,502)	(5,720)	(77)	(491,888)
Gross profit / (loss)	2,038,493	168,635	(3,041)	936	2,205,023
Gain from disposal of investment properties	-	-	175,963	-	175,963
General and administrative expenses	(178,643)	(19,870)	(20,296)	-	(218,809)
Selling expenses	(145,278)	(12,824)	(4,264)	(1,835)	(164,201)
Other operating results, net	(41,133)	(1,377)	980	(18)	(41,548)
Profit / (loss) from operations	1,673,439	134,564	149,342	(917)	1,956,428
Share in profit / (loss) of associates and joint ventures	-	14,478	-	(31,447)	(16,969)
Segment profit / (loss) before financing and taxation	1,673,439	149,042	149,342	(32,364)	1,939,459

Investment properties	1,722,467	2,090,154	201,543	-	4,014,164
Property, plant and equipment	49,053	67,656	-	-	116,709
Trading properties	-	-	14,189	-	14,189
Goodwill	1,323	3,911	-	-	5,234
Right to receive units ("Barters")	-	-	38,281	-	38,281
Inventories	18,560	-	-	-	18,560
Investments in associates and joint ventures	-	30,925	-	75,487	106,412
Operating assets (ii)	1,791,403	2,192,646	254,013	75,487	4,313,549

	Fiscal year 2015
	Urban properties			Investments	Total urban properties and investments
	Shopping Centers	Offices and others	Sales and developments	Financial operations and others
	(in thousands of Ps.)
Revenue (i)	1,778,310	160,132	6,616	147	1,945,205
Costs	(264,771)	(74,752)	(4,947)	(56)	(344,526)
Gross profit	1,513,539	85,380	1,669	91	1,600,679
Gain from disposal of investment properties	-	-	126,686	-	126,686
General and administrative expenses	(136,151)	(2,960)	-	-	(139,111)
Selling expenses	(112,824)	(5,505)	(254)	(380)	(118,963)
Other operating results, net	(48,565)	(58,340)	-	8,759	(98,146)
Profit from operations	1,215,999	18,575	128,101	8,470	1,371,145
Share of (loss) / profit of associates and joint ventures	-	(2,563)	-	10,740	8,177
Segment profit before financing and taxation	1,215,999	16,012	128,101	19,210	1,379,322

Investment properties	1,703,344	2,368,155	194,782	-	4,266,281
Property, plant and equipment	48,345	61,649	-	-	109,994
Trading properties	-	-	11,721	-	11,721
Goodwill	1,323	3,911	-	-	5,234
Right to receive units ("Barters")	-	-	38,281	-	38,281
Inventories	15,711	-	-	-	15,711
Investments in associates and joint ventures	-	20,746	-	35,934	56,680
Operating assets (ii)	1,768,723	2,454,461	244,784	35,934	4,503,902

	Fiscal year 2014
	Urban properties			Investments	Total urban properties and investments
	Shopping Centers	Offices and others	Sales and developments	Financial operations and others
	(in thousands of Ps.)
Revenue (i)	1,383,008	27,569	51,917	574	1,463,068
Costs	(267,728)	(9,753)	(10,916)	(373)	(288,770)
Gross profit	1,115,280	17,816	41,001	201	1,174,298
Gain from disposal of investment properties	-	-	308	-	308
General and administrative expenses	(101,538)	(253)	-	(55)	(101,846)
Selling expenses	(73,427)	(817)	(3,851)	110	(77,985)
Other operating results, net	(43,743)	-	13,390	54	(30,299)
Profit from operations	896,572	16,746	50,848	310	964,476
Share of loss of associates and joint ventures	-	(885)	-	(18,500)	(19,385)
Segment profit before financing and taxation	896,572	15,861	50,848	(18,190)	945,091

Investment properties	1,655,241	166,288	35,572	-	1,857,101
Property, plant and equipment	20,455	3,196	-	-	23,651
Trading properties	-	-	9,539	-	9,539
Goodwill	1,829	3,911	-	-	5,740
Right to receive units ("Barters")	9,264	-	23,608	-	32,872
Inventories	10,625	-	-	-	10,625
Investments in associates and joint ventures	-	23,208	-	33,680	56,888
Operating assets (ii)	1,697,414	196,603	68,719	33,680	1,996,416

(i) Our revenues are entirely originated in Argentina.
(ii) All of our assets included in the segment are located in Argentina.

Our shopping centers, offices and other rental properties, and trading properties, are located in Argentina.
The CODM evaluates performance of business segments based on segment profit, defined as profit or loss from operations before financing and taxation. The measurement principles for our segment reporting structure are based on the IFRS principles adopted in the Audited Consolidated Financial Statements, except for:
●
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
Operating results of Entertainment Holding S.A. joint venture is accounted for under the equity method. Management believes that, in this case, this method provides more adequate information for this type of investment where the main asset consists of an indirect interest of 25% of La Rural S.A.
●
Operating results does not include the amounts pertaining to building administration expenses and collective promotion funds, and so does it exclude total recovered costs, whether by way of building administration expenses or other concepts included under financial results (for example default interest and other concepts) and not analyzed to assess the operating performance of the segment. The CODM examines the net amount from both concepts (total surplus or deficit between building administration expenses and collective promotion funds and recoverable expenses).
These costs and income are presented now for reconciliation of all segments and their respective consolidating operating income.
Revenues generated and goods and services exchanged between segments are calculated on the basis of market prices. Intercompany transactions between segments, if any, are eliminated.
The following tables present a reconciliation between the total results of operations corresponding to segment information and the results of operations as per the Consolidated Statement of Comprehensive Income. The adjustments are related to the presentation of the results of joint ventures on an equity-accounted basis under IFRS and expenses and collective promotion funds.

Fiscal year 2016
Total Segment reporting	Adjustment for Expenses and Collective Promotion Fund	Adjustment for share of profit / (loss) of joint ventures	Adjustment for inter-segment eliminations	Total as per Statement of Comprehensive Income

	(in thousands of Ps.)
Revenues	2,696,911	1,183,627	(22,038)	-	3,858,500
Costs	(491,888)	(1,201,305)	13,001	-	(1,680,192)
Gross profit / (loss)	2,205,023	(17,678)	(9,037)	-	2,178,308
Gain from disposal of investment properties	175,963	-	-	-	175,963
General and administrative expenses	(218,809)	-	667	-	(218,142)
Selling expenses	(164,201)	-	1,980	-	(162,221)
Other operating results, net	(41,548)	-	2,229	-	(39,319)
Profit from operations	1,956,428	(17,678)	(4,161)	-	1,934,589
Share of loss of associates and joint ventures	(16,969)	-	(365)	-	(17,334)
Segment profit before financing and taxation	1,939,459	(17,678)	(4,526)	-	1,917,255

	Fiscal year 2015
	Total Segment reporting	Adjustment for Expenses and Collective Promotion Fund	Adjustment for share of profit / (loss) of joint ventures	Adjustment for inter-segment eliminations	Total as per Statement of Comprehensive Income
	(in thousands of Ps.)
Revenues	1,945,205	833,905	(21,029)	-	2,758,081
Costs	(344,526)	(847,980)	9,438	-	(1,183,068)
Gross profit / (loss)	1,600,679	(14,075)	(11,591)	-	1,575,013
Gain from disposal of investment properties	126,686	-	-	-	126,686
General and administrative expenses	(139,111)	-	404	108	(138,599)
Selling expenses	(118,963)	-	1,280	-	(117,683)
Other operating results, net	(98,146)	-	1,212	(108)	(97,042)
Profit / (loss) from operations	1,371,145	(14,075)	(8,695)	-	1,348,375
Share of profit of associates and joint ventures	8,177	-	6,408	-	14,585
Segment profit / (loss) before financing and taxation	1,379,322	(14,075)	(2,287)	-	1,362,960

	Fiscal year 2014
	Total Segment reporting	Adjustment for Expenses and Collective Promotion Fund	Adjustment for share of profit / (loss) of joint ventures	Adjustment for inter-segment eliminations	Total as per Statement of Comprehensive Income
	(in thousands of Ps.)
Revenues	1,463,068	667,824	(17,518)	(360)	2,113,014
Costs	(288,770)	(675,226)	7,398	360	(956,238)
Gross profit / (loss)	1,174,298	(7,402)	(10,120)	-	1,156,776
Gain from disposal of investment properties	308	-	-	-	308
General and administrative expenses	(101,846)	-	293	108	(101,445)
Selling expenses	(77,985)	-	1,131	-	(76,854)
Other operating results, net	(30,299)	-	3,020	(108)	(27,387)
Profit / (loss) from operations	964,476	(7,402)	(5,676)	-	951,398
Share of (loss) / profit of associates and joint ventures	(19,385)	-	5,850	-	(13,535)
Segment profit / (loss) before financing and taxation	945,091	(7,402)	174	-	937,863

Income/ (loss) from interests in joint ventures:
As mentioned in Note 2.3.e) to our Audited Consolidated Financial Statements as of and for the years ended June 30, 2016 and 2015, the income / (loss) from our joint ventures NPSF and Quality Invest are accounted under the equity method in "Share of profit/(loss) of associates and joint ventures" of our consolidated statements of comprehensive income.
However, as explained in Note 6 to our Audited Consolidated Financial Statements as of and for the years ended June 30, 2016 and 2015, the operating results from these two joint ventures are accounted using the proportionate consolidation method on information by segments. Such method shows results from joint ventures in the Consolidated Statement of Comprehensive Income by Segments line by line and not in a single line as required by IFRS. The operating results from our joint ventures are allocated to each segment based on the nature of the operations that generate such results.

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
Results of Operations for the fiscal years ended June 30, 2016 and 2015
Revenues

	Fiscal year 2016
	Income Statement (2)	Expenses and Collective Promotion Fund	Interest in Joint Ventures	Inter-segment Eliminations	Information by Segments(1)
Revenues	(in millions of Ps.)
Shopping Centers	3,490.5	(1,101.3)	19.9	-	2,409.1
Offices and Others	364.3	(82.4)	2.2	-	284.1
Sales and Developments	2.7	-	-	-	2.7
Financial Operations and Others	1.0	-	-	-	1.0
Total revenues	3,858.5	(1,183.6)	22.0	-	2,696.9
(1) See Note 6 to our Audited Consolidated Financial Statements.
(2) Includes revenues from sales, leases and services (Ps. 2,674.9 million) and income from Expenses and Collective Promotion Fund (Ps. 1,183.6 million).

	Fiscal year 2015
	Income Statement (1)(2)	Expenses and Collective Promotion Fund	Interest in Joint Ventures	Inter-segment Eliminations	Information by Segments(1)
Revenues	(in millions of Ps.)
Shopping Centers	2,570.8	(805.6)	13.1	-	1,778.3
Offices and Others	180.4	(28.3)	8.0	-	160.1
Sales and Developments	6.6	-	-	-	6.6
Financial Operations and Others	0.1	-	-	-	0.1
Total Revenues	2,758.1	(833.9)	21.0	-	1,945.2
(1) See Note 6 to our Audited Consolidated Financial Statements.
(2) Includes Revenues from sales, leases and services (Ps. 1,924.2 million) and income from Expenses and Collective Promotion Fund (Ps. 833.9 million).

Revenues from sales, leases and services, rose by 39.9%, from Ps. 2,758.1 million during the fiscal year 2015 to Ps. 3,858.5 million during the fiscal year 2016.
Income from Expenses and Collective Promotion Fund increased by 41.9%, from Ps. 833.9 million (Ps. 805.6 million of which were generated by Shopping Centers segment and Ps. 28.3 million to the Offices and Other segment) during fiscal year 2015 to Ps. 1,183.6 million (Ps. 1,101.3 million of which were generated by Shopping Centers segment and Ps. 82.4 million by the Offices and Other segment) during fiscal year 2016.
In addition, revenues from our joint ventures increased by 4.8%, from Ps. 21.0 million (Ps. 13.1 million of which were generated by Shopping Centers segment and Ps. 8.0 million by the Offices and Other segment) during fiscal year 2015 to Ps. 22.0 million (Ps. 19.9 million of which were generated by the Shopping Centers segment and Ps. 2.2 million by the Offices and Other segment) during fiscal year 2016.
Pursuant to the information by segments (taking into account the revenues from our joint ventures and disregarding income from Expenses and Collective Promotion Fund and inter-segment revenues), revenues increased by 38.6%, from Ps. 1,945.2 million during fiscal year 2015 to Ps. 2,696.9 million during fiscal year 2016. This increase was mainly attributable to: (i) a Ps. 630.8 million increase in revenues from the Shopping Centers segment (Ps. 6.8 million of which were attributable to the results of our joint ventures); (ii) a Ps. 124.0 million increase in the revenues from the Offices and Other segment (with a Ps. 5.8 million decrease in revenues from our joint ventures), and (iii) an increase of Ps. 0.9 million in revenues from the Financial Transactions and Other segment; partially offset by (iv) a Ps. 3.9 million decrease in revenues from the Sales and Developments segment.
Shopping Centers. Revenues from the Shopping Centers segment increased by 35.5%, from Ps. 1,778.3 million during fiscal year 2015 to Ps. 2,409.1 million during fiscal year 2016, is mainly attributable to: (i) a Ps. 471.3 million increase in revenues from fixed and variable leases as a result of a 34.4% increase in the total sales of our tenants, up from Ps. 21,508.7 million during fiscal year 2015 to Ps. 28,904.9 million during fiscal year 2016; (ii) a Ps. 50.9 million increase in revenues from admission rights (key money), (iii) a Ps. 41.3 million increase in revenues from parking charges, and (iv) a Ps. 36.5 million increase in revenues from commissions, among other items.
Offices and Others. Revenues from the Offices and Other segment increased by Ps. 124.0 million, from Ps. 160.1 million in fiscal year 2015 to Ps. 284.1 million in fiscal year 2016. This variation mainly results from revenues generated by the new offices.
Sales and Developments. Revenues from the Sales and Developments segment often change significantly from one period to the other due to non-recurrence of different sale transactions carried out by us. Revenues from the Sales and Developments segment decreased by Ps. 3.9 million, from Ps. 6.6 million during fiscal year 2015 to Ps. 2.7 million during fiscal year 2016. Such decrease mainly resulted from a decline in the sales of units in the Condominios I and II project during fiscal year 2016.

Financial Operations and Others. Revenues from the Financial Operations and Others segment did not experience significant changes, up from Ps. 0.1 million during fiscal year 2015 to Ps. 1 million during fiscal year 2016.
Costs
	Fiscal year 2016
	Income Statement	Expenses and Collective Promotion Fund	Interest in Joint Ventures	Inter-segment Eliminations	Information by Segments(1)
Costs	(in millions of Ps.)
Shopping Centers	(1,484.8)	1,118.9	(4.7)	-	(370.6)
Offices and Others	(189.6)	82.4	(8.3)	-	(115.5)
Sales and Developments	(5.7)	-	-	-	(5.7)
Financial Operations and Others	(0.1)	-	-	-	(0.1)
Total costs	(1,680.2)	1,201.3	(13.0)	-	(491.9)
(1) See Note 6 to our Audited Consolidated Financial.

	Fiscal year 2015
	Income Statement	Expenses and Collective Promotion Fund	Interest in Joint Ventures	Inter-segment Eliminations	Information by Segments(1)
Costs	(in millions of Ps.)
Shopping Centers	(1,080.5)	819.7	(4.0)	-	(264.8)
Offices and Others	(97.6)	28.3	(5.5)	-	(74.8)
Sales and Developments	(4.9)	-	-	-	(4.9)
Financial Operations and Others	(0.1)	-	-	-	(0.1)
Total costs	(1,183.1)	848.0	(9.4)	-	(344.5)
(1) See Note 6 to our Audited Consolidated Financial Statements.

Total consolidated costs, increased by 42.0%, up from Ps. 1,183.1 million during fiscal year 2015 to Ps. 1,680.2 million during fiscal year 2016. In turn, total consolidated costs as a percentage of total revenues was 42.9% during fiscal year 2015 compared to 43.5% during fiscal year 2016.
In turn, costs from Expenses and Collective Promotion Fund increased by 41.7%, up from Ps. 848.0 million during fiscal year 2015 to Ps. 1,201.3 million during fiscal year 2016. The variation was mainly due to: I) an increase in Expenses and Collective Promotion Fund generated by the Shopping Centers segment, which increased by 36.5%, up from Ps. 819.7 million during fiscal year 2015 to Ps. 1,118.9 million during fiscal year 2016, as a result of: (i) an increase in publicity and advertising expenses of Ps. 111.8 million; (ii) an increase in salaries, social security charges and other personnel expenses of Ps. 103.1 million; (iii) an increase in maintenance, security, repairs and related expenses of Ps. 100.8 million (mostly attributable to an increase in security and maintenance services and utility rates); (iv) an increase in taxes, rates and contributions, and other expenses of Ps. 25.5 million; and (v) an increase in other miscellaneous items of Ps. 42.0 million (incurred in covering the deficit in the Collective Promotion Fund and expenses). In addition, the variation was due to: II) an increase in expenses resulting from the Expenses from the Offices and Other segment, which increased by Ps. 54.1 million, up from Ps. 28.3 million during fiscal year 2015 to Ps. 82.4 million during fiscal year 2016, mainly due to the acquisition of the new buildings (maintenance, cleaning and leases expenses and expenses and other for Ps. 36.1 million, salaries and social security expenses for Ps. 10.8 million, taxes, rates and contributions and utilities for Ps. 8.9 million).
In addition, costs from our joint ventures increased by 37.8%, from Ps. 9.4 million (Ps. 4 million of which are allocated to the Shopping Centers segment and Ps. 5.5 million to the Offices and Other segment) during fiscal year 2015 to Ps. 13.0 million (Ps. 4.7 million of which were attributable to the Shopping Centers segment and Ps. 8.3 million to the Offices and Other segment) during fiscal year 2016.
Therefore, based on the information by segment (taking into account the costs from our joint ventures and disregarding costs from Expenses and Collective Promotion Fund and business inter-segment costs), costs increased by 42.8%, from Ps. 344.5 million during fiscal year 2015 to Ps. 491.9 million during fiscal year 2016. Total costs as a percentage of total revenues pursuant to the information by segments increased from 17.7% during fiscal year 2015 to 18.2% during fiscal year 2016.
Shopping Centers. Costs attributable to the Shopping Centers segment increased from Ps. 264.8 million during fiscal year 2015 to Ps. 370.6 million during fiscal year 2016, mainly generated by: (i) higher costs in connection with the deficit in Expenses and Collective Promotion Fund of our Shopping Centers of Ps. 59.1 million; (ii) an increase in depreciation and amortization charges of Ps. 28.1 million; (iii) an increase in maintenance, security, cleaning, repairs and related expenses of Ps. 9.8 million (mainly due to an increase in security and cleaning expenses and utility rates); and (iv) an increase in salaries, social security charges and other personnel expenses of Ps. 9.2 million. Costs attributable to the Shopping Centers segment costs, as a percentage of revenues from this segment, rose from 14.9% during fiscal year 2015 to 15.4% during fiscal year 2016.
Offices and Others. The costs of the Offices and Other segment increased by 54.5%, from Ps. 74.8 million during fiscal year 2015 to Ps. 115.5 million during fiscal year 2016, mainly due to (i) higher amortization expenses derived from the acquisition of new offices for Ps. 28.4 million; (ii) an increase in leases and expenses of Ps 5.5 million; (iii) an increase in maintenance, repair and service expenses of Ps. 3.9 million and (iv) an increase in taxes, rates and contributions of Ps. 3.5 million. The costs of the Offices and Other segment, as a percentage of revenues from this segment, fell from 46.7% during fiscal year 2015 to 40.7% during fiscal year 2016.

Sales and Developments. The costs of the Sales and Developments segment did not experience significant changes, increasing from Ps. 4.9 million during fiscal year 2015 to Ps. 5.7 million during fiscal year 2016. The costs of the Sales and Developments segment, as a percentage of the revenues from this segment, increased from 74.8% during 2015 to 213.5% during fiscal year 2016.
Financial Operations and Others. The cost of the Financial Operations and Others segment did not experience any change over the year.
Gross profit
	Fiscal Year 2016
	Income Statement	Expenses and Collective Promotion Fund	Interest in Joint Ventures	Inter-segment Eliminations	Information by Segments (1)
Gross profit	(in millions of Ps.)
Shopping Centers	2,005.6	17.7	15.2	-	2,038.5
Offices and Others	174.8	-	(6.1)	-	168.6
Sales and Developments	(3.0)	-	-	-	(3.0)
Financial Operations and Others	0.9	-	-	-	0.9
Total gross profit	2,178.3	17.7	9.0	-	2,205.0
(1) See Note 6 to our Audited Consolidated Financial Statements.

	Fiscal Year 2015
	Income Statement	Expenses and Collective Promotion Fund	Interest in Joint Ventures	Inter-segment Eliminations	Information by Segments (1)
Gross profit	(in millions of Ps.)
Shopping Centers	1,490.3	14.1	9.1	-	1,513.5
Offices and Others	82.8	-	2.5	-	85.4
Sales and Developments	1.7	-	-	-	1.7
Financial Operations and Others	-	-	-	-	0.1
Total gross profit	1,575.0	14.1	11.6	-	1,600.7
(1) See Note 6 to our Audited Consolidated Financial Statements.

Total consolidated gross profit, as per the income statement, increased by 38.3%, from Ps. 1,575.0 million during fiscal year 2015 to Ps. 2,178.3 million during fiscal year 2016. Total consolidated gross profit, as a percentage of total revenues, did not experience any significant change standing at 57.1% during fiscal year 2015 as compared to 56.5% during fiscal year 2016.
In turn, gross profit (loss) from Expenses and Collective Promotion Fund increased by a 25.5%, from Ps. 14.1 million (attributable to the Shopping Centers segment) during fiscal year 2015 to Ps. 17.7 million (attributable to the Shopping Centers segment) during fiscal year 2016.
In addition, gross profit (loss) from joint ventures decreased by 22.0%, from Ps. 11.6 million (Ps. 9.1 million of which are allocated to the Shopping Centers segment and Ps. 2.5 million to the Offices and Other segment) during fiscal year 2015 to Ps. 9.0 million (including gross profit of Ps. 15.2 million from our Shopping Centers segment and a loss of Ps. 6.1 million attributable to the Offices and Other segment) during fiscal year 2016.
Therefore, based on the information by segment, total gross profit (taking into account the gross profit (loss) from our joint ventures and disregarding the gross profit (loss) from Expenses and Collective Promotion Fund and the business inter-segment gross profit) increased by 37.8%, from Ps. 1,600.7 million during fiscal year 2015 to Ps. 2,205.0 million during fiscal year 2016. Total gross profit as a percentage of revenues remained steady during both fiscal years, falling from 82.3% during fiscal year 2015 to 81.8% during fiscal year 2016.
Shopping Centers. Gross profit from the Shopping Centers segment increased by 34.7%, from Ps. 1,513.5 million during fiscal year 2015 to Ps. 2,038.5 million for fiscal year 2016, mainly as a result of an increase in total sales of our tenants, giving rise to higher rental percentages under our lease agreements. Gross profit from our Shopping Centers segment as a percentage of revenues for the segment experienced a slight decrease from 85.1% during fiscal year 2015 to 84.6% during fiscal year 2016.
Offices and Others. Gross profit from the Offices and Other segment increase by 97.5% from Ps. 85.4 million during fiscal year 2015 to Ps. 168.6 million during fiscal year 2016. Gross profit from the Offices and Other segment as a percentage of revenues from this segment increased from 53.3% during fiscal year 2015 to 59.3% during fiscal year 2016, mainly as a result of a higher increase in this segment's costs against revenues as explained above for this year.
Sales and Developments. Gross profit from the Sales and Development segment decreased by Ps. 4.7 million, from a profit of Ps. 1.7 million during fiscal year 2015 to a loss of Ps. 3.0 million during fiscal year 2016. This decrease mainly resulted from lower revenue from sales of the units in Condominios I and II in Rosario during fiscal year 2016 compared to the fiscal year 2015. Gross profit from the Sales and Development segment as a percentage of the revenues from this segment decreased from 25.2% during fiscal year 2015 to (113.5%) during fiscal year 2016, mainly as a result of lower revenues from this segment against costs as explained above.
Financial Operations and Others. Gross profit from the Financial Operations and Others segment did not experience significant variations, increasing from Ps. 0.1 million during fiscal year 2015 to Ps. 0.9 million during fiscal year 2016.

Income from sale of investment properties
Income from the sale of investment properties, derived from our Sales and Developments segment, increased from Ps. 126.7 million during fiscal year 2015 to Ps. 176.0 million during fiscal year 2016, mainly as a result of the sale of a larger number of units in the Intercontinental building.
Administrative expenses
	Fiscal year 2016
	Income Statement	Expenses and Collective Promotion Fund	Interest in Joint Ventures	Inter-segment Eliminations	Information by Segments(1)
Administrative expenses	(in millions of Ps.)
Shopping Centers	(178.3)	-	(0.4)	-	(178.6)
Offices and Others	(19.6)	-	(0.3)	-	(19.9)
Sales and Developments	(20.3)	-	-	-	(20.3)
Financial Operations and Others	-	-	-	-	-
Total Administrative Expenses	(218.1)	-	(0.7)	-	(218.8)
(1) See Note 6 to our Audited Consolidated Financial Statements.

	Fiscal year 2015
	Income Statement	Expenses and Collective Promotion Fund	Interest in Joint Ventures	Inter-segment Eliminations	Information by Segments(1)
Administrative expenses	(in millions of Ps.)
Shopping Centers	(136.0)	-	(0.2)	-	(136.2)
Offices and Others	(2.7)	-	(0.2)	(0.1)	(3.0)
Sales and Developments	-	-	-	-	-
Financial Operations and Others	-	-	-	-	-
Total Administrative Expenses	(138.6)	-	(0.4)	(0.1)	(139.1)
(1) See Note 6 to our Audited Consolidated Financial Statements.

Administrative expenses increased by 57.4%, from Ps. 138.6 million during fiscal year 2015 to Ps. 218.1 million during fiscal year 2016. Total administrative expenses as a percentage of revenues increased slightly from 5.0% during fiscal year 2015 to 5.7% during fiscal year 2016.
Administrative expenses attributable to our joint ventures did not experience significant changes, standing at Ps. 0.4 million (Ps. 0.2 million of which are attributable to the Shopping Centers segment and Ps. 0.2 million to the Offices and Other segment) during fiscal year 2015 and at Ps. 0.7 million (Ps. 0.4 million of which are allocated to the Shopping Centers segment and Ps. 0.3 million to the Offices and Other segment) during fiscal year 2016.
Administrative expenses (taking into account administrative expenses attributable to our joint ventures, and inter-segment eliminations) grew by 57.3%, from Ps. 139.1 million during fiscal year 2015 to Ps. 218.8 million during fiscal year 2016, mainly as a result of: (i) a Ps. 42.5 million increase in administrative expenses of our Shopping Centers segment, (ii) a Ps. 20.3 million increase in administrative expenses of our Sales and Development segment, and (iii) a Ps. 16.9 million increase in administrative expenses of our Offices segment. Administrative expenses as a percentage of total revenues, increased from 7.2% during fiscal year 2015 to 8.1% during fiscal year 2016.
Shopping Centers. Administrative expenses attributable to our Shopping Centers segment increased by 31.2%, from Ps. 136.2 million during fiscal year 2015 to Ps. 178.6 million during fiscal year 2016, mainly due to: (i) an increase of Ps. 21.3 million in salaries, social security charges and other personnel expenses; (ii) a Ps. 12.6 million increase in director’s fees; (iii) an increase of Ps. 5.3 million in fees and compensation for services; (iv) an increase of Ps. 1.4 million in bank expenses; and (v) an increase in depreciation and amortization expenses of Ps. 1.2 million. Administrative expenses of Shopping Centers as a percentage of revenues from such segment fell from 7.7% during fiscal year 2015 to 7.4% during fiscal year 2016.
Offices and Others. Administrative expenses of the Offices and Other segment increased by Ps. 16.9 million, from Ps. 3.0 million during fiscal year 2015 to Ps. 19.9 million during fiscal year 2016, mainly as a result of: (i) a Ps. 10.3 million increase in directors’ fees; (ii) a Ps. 2.5 million increase in fees and compensation for services; and (iii) an increase of Ps. 2.4 million in salaries, social security charges and other personnel expenses. Administrative expenses of the Offices and Other segment as a percentage of revenues from this segment increased from 1.8% during fiscal year 2015 to 7.0% during fiscal year 2016.
Sales and Developments. Administrative expenses of the Sales and Developments segment experienced a rise of Ps. 20.3 million mainly as a result of: (i) an increase of Ps. 10.7 million in directors’ fees; (ii) an increase of Ps. 5.2 million in salaries, social security charges and other personnel expenses; and (iii) an increase of Ps. 2.4 million in fees and compensation for services.

Selling expenses
	Fiscal year 2016
	Income Statement	Expenses and Collective Promotion Fund	Interest in Joint Ventures	Inter-segment Eliminations	Information by Segments(1)
Selling expenses	(in millions of Ps.)
Shopping Centers	(143.5)	-	(1.8)	-	(145.3)
Offices and Others	(12.6)	-	(0.2)	-	(12.8)
Sales and Developments	(4.3)	-	-	-	(4.3)
Financial Operations and Others	(1.8)	-	-	-	(1.8)
Total Selling Expenses	(162.2)	-	(2.0)	-	(164.2)
(1) See Note 6 to our Audited Consolidated Financial Statements.

	Fiscal year 2015
	Income Statement	Expenses and Collective Promotion Fund	Interest in Joint Ventures	Inter-segment Eliminations	Information by Segments(1)
Selling expenses	(in millions of Ps.)
Shopping Centers	(112.0)	-	(0.8)	-	(112.8)
Offices and Others	(5.0)	-	(0.5)	-	(5.5)
Sales and Developments	(0.3)	-	-	-	(0.3)
Financial Operations and Others	(0.4)	-	-	-	(0.4)
Total Selling Expenses	(117.7)	-	(1.3)	-	(119.0)
(1) See Note 6 to our Audited Consolidated Financial Statements.

Selling expenses increased by 37.8%, from Ps. 117.7 million during fiscal year 2015 to Ps. 162.2 million during fiscal year 2016. Selling expenses as a percentage of total revenues remained steady at 4.3% during fiscal year 2015 and at 4.2% during fiscal year 2016.
Selling expenses from our joint ventures showed a slight increase, from Ps. 1.3 million during fiscal year 2015 (Ps. 0.8 million of which are allocated to the Shopping Centers segment and Ps. 0.5 million to the Offices and Other segment) to Ps. 2 million during fiscal year 2016 (Ps. 1.8 million of which are allocated to the Shopping Centers segment and Ps. 0.2 million to the Offices and Other segment).
Therefore, and taking into account selling expenses from our joint ventures and inter-segment eliminations, selling expenses increased by 38.0%, from Ps. 119.0 million during fiscal year 2015 to Ps. 164.2 million during fiscal year 2016. This increase was mainly attributable to: (i) a Ps. 32.5 million increase in selling expenses of the Shopping Centers segment; (ii) higher selling expenses of Ps. 7.3 million from the Offices and Other segment; (iii) higher selling expenses of Ps. 1.5 million from the Financial Transactions and Other segment, and (iv) a Ps. 4.0 million increase in selling expenses from the Sales and Developments segment. Selling expenses (taking into account selling expenses derived from our joint ventures and inter-segment eliminations) as a percentage of total revenues remained steady at 6.1% in both fiscal years.
Shopping Centers. Selling expenses from the Shopping Centers segment increased by 28.8%, from Ps. 112.8 million during fiscal year 2015 to Ps. 145.3 million during fiscal year 2016, mainly as a result of: (i) an increase in taxes, rates and contributions of Ps. 30.2 million, mainly generated by higher turnover taxes; (ii) a Ps. 3.2 million increase in salaries, social security charges and other personnel expenses; and (iii) a Ps. 2.6 million increase in publicity and advertising expenses, partially offset by (iv) a decline of Ps. 3.1 million in loan losses charges; and (v) a decline of Ps. 1 million in fees and compensation for services. Selling expenses as a percentage of the revenues from the Shopping Centers segment fell from 6.3% during fiscal year 2015 to 6.0 % during fiscal year 2016.
Offices and Others. Selling expenses from the Offices and Other segment increased by Ps. 7.3 million, from Ps. 5.5 million during fiscal year 2015 to Ps. 12.8 million during fiscal year 2016, mainly as a result of: (i) an increase in taxes, rates and contributions of Ps. 2.3 million, mainly generated by higher turnover taxes; (ii) a Ps. 2.0 million increase in salaries, social security charges and other personnel expenses; and (iii) an increase of Ps. 1.8 million in loan losses charges. Selling expenses from the Offices and Other segment as a percentage of the revenues from such segment increased from 3.4 % during fiscal year 2015 to 4.5% during fiscal year 2016.
Sales and Developments. Selling expenses from our Sales and Developments segment increased by Ps. 4.0 million, from Ps. 0.3 million during fiscal year 2015 to Ps. 4.3 million during fiscal year 2016, mainly due to an increase in overheads during fiscal year 2016, as compared to fiscal year 2015.
Financial Operations and Others. Selling expenses from the Financial Operations and Others segment increased by Ps. 1.5 million, from Ps. 0.4 million during fiscal year 2015 to Ps. 1.8 million during fiscal year 2016, mainly as a result of increased loan losses related to the consumer financing residual activity.

Other operating results, net
	Fiscal Year 2016
	Income Statement	Expenses and Collective Promotion Fund	Interest in Joint Ventures	Inter-segment Eliminations	Information by Segments(1)
Other operating results, net	(in millions of Ps.)
Shopping Centers	(39.4)	-	(1.7)	-	(41.1)
Offices and Others	(1.0)	-	(0.4)	-	(1.4)
Sales and Developments	1.2	-	(0.2)	-	1.0
Financial Operations and Others	-	-	-	-	-
Total Other operating results, net	(39.3)	-	(2.2)	-	(41.5)
(1) See Note 6 to our Audited Consolidated Financial Statements.

	Fiscal Year 2015
	Income Statement	Expenses and Collective Promotion Fund	Interest in Joint Ventures	Inter-segment Eliminations	Information by Segments (1)
Other operating results, net	(in millions of Ps.)
Shopping Centers	(47.4)	-	(1.2)	-	(48.6)
Offices and Others	(58.3)	-	(0.1)	0.1	(58.3)
Sales and Developments	-	-	-	-	-
Financial Operations and Others	8.8	-	-	-	8.8
Total Other operating results, net	(97.0)	-	(1.2)	0.1	(98.1)
(1) See Note 6 to our Audited Consolidated Financial Statements.

Other operating results, net was a lower loss of a Ps. 39.3 million during fiscal year 2016 from a loss of Ps. 97.0 million during fiscal year 2015. Total Other operating results, net as a percentage of total revenues declined from 3.5% during fiscal year 2015 to 1.0% during fiscal year 2016.
The total loss from our joint ventures increased by Ps. 1.0 million, from Ps. 1.2 million (which were allocated to the Shopping Centers segment) during fiscal year 2015 to Ps. 2.2 million (Ps. 1.7 million of which were allocated to the Shopping Centers segment, Ps. 0.4 million to the Offices and Other segment and Ps. 0.2 million to the Sales and Developments segment) during fiscal year 2016.
Taking into account our interest in joint ventures and inter-segment eliminations, Other operating results, net declined from a loss of Ps. 98.1 million during fiscal year 2015 to a loss of Ps. 41.5 million during fiscal year 2016, mainly as a result of a lower loss from the Offices and Other segment in the amount of Ps. 57.0 million. Total Other operating results, net as a percentage of revenues (taking into account other operating results derived from our joint ventures and inter-segment eliminations) declined from 5.0% during fiscal year 2015 to 1.5% during fiscal year 2016.
Shopping Centers. Other operating results, net from the Shopping Centers segment decreased by 15.3%, from a loss of Ps. 48.6 million during fiscal year 2015 to a loss of Ps. 41.1 million during fiscal year 2016, mainly as a result of (i) a lower charge for lawsuits and contingencies of Ps. 8.1 million, partially offset by (ii) an increase in donations of Ps. 2.9 million, among other factors. Other operating results, net as a percentage of revenues from this segment decreased from 2.7% during fiscal year 2015 to 1.7% during fiscal year 2016.
Offices and Others. Other operating results, net from the Offices and Other segment changed from a loss of Ps. 58.3 million during fiscal year 2015 to a loss of Ps. 1.4 million during fiscal year 2016, attributable to non-recurring notarial and stamp taxes related to the acquisition of the new offices during fiscal year 2015. Other operating results, net as a percentage of revenues from this segment decreased from 36.4% during fiscal year 2015 to 0.5% during fiscal year 2016.
Sales and Developments. Other operating results, net from the Sales and Developments segment did not experience significant changes.
Financial Operations and Others. Other operating results, net from the Financial Operations and Others segment declined by Ps. 8.8 million, mainly as a result of a non-recurring gain from the sale of a portion of our interest in Avenida during fiscal year 2015.
Operating income
	Fiscal Year 2016
	Income Statement	Expenses and Collective Promotion Fund	Interest in Joint Ventures	Inter-segment Eliminations	Information by Segments(1)
Operating income	(in millions of Ps.)
Shopping Centers	1,644.4	17.7	11.3	-	1,673.4
Offices and Others	141.6	-	(7.0)	-	134.6
Sales and Developments	149.6	-	(0.2)	-	149.3
Financial Operations and Others	(0.9)	-	-	-	(0.9)
Total Operating income	1,934.6	17.7	4.2	-	1,956.4
(1)
See Note 6 to our Audited Consolidated Financial Statements.

	Fiscal Year 2015
	Income Statement	Expenses and Collective Promotion Fund	Interest in Joint Ventures	Inter-segment Eliminations	Information by Segments(1)
Operating income	(in millions of Ps.)
Shopping Centers	1,195.0	14.1	6.9	-	1,216.0
Offices and Others	16.9	-	1.7	-	18.6
Sales and Developments	128.1	-	-	-	128.1
Financial Operations and Others	8.5	-	-	-	8.5
Total Operating income	1,348.4	14.1	8.7	-	1,371.1
 (1) See Note 6 to our Audited Consolidated Financial Statements.

Total operating income increased by 43.5%, from Ps. 1,348.4 million during fiscal year 2015 to Ps. 1,934.6 million during fiscal year 2016. Total operating income as a percentage of total revenues increased from 48.9% during fiscal year 2015 to 50.1% during fiscal year 2016.
Operating income from our joint ventures declined by 52.1%, from Ps. 8.7 million (Ps. 6.9 million of which are allocated to the Shopping Centers segment and Ps. 1.7 million to the Offices and Other segment) during fiscal year 2015 to Ps. 4.2 million (with a gain of Ps. 11.3 million being attributable to the Shopping Centers segment and a loss of Ps. 7.0 million and Ps. 0.2 million being attributable to the Offices and Other segment and the Sales and Developments segment, respectively) during fiscal year 2016.
Taking into account revenue from our joint ventures and disregarding income from Expenses and Collective Promotion Fund and inter-segment revenue, our operating income increased by 42.7%, from Ps. 1,371.1 million during fiscal year 2015 to Ps. 1,956.4 million during fiscal year 2016, mainly as a result of: (i) an increase in operating income from the Shopping Centers segment of Ps. 457.4 million; (ii) an increase in income from the Offices and Other segment of Ps. 116.0 million; and (iii) an increase in operating income from the Sales and Developments segment of Ps. 21.2 million; offset by lower operating income from the Financial Operations and Others segment of Ps. 9.4 million. Total operating income (taking into account our joint ventures, inter-segment eliminations and eliminations for costs from Expenses and Collective Promotion Fund from the shopping centers and offices segments) as a percentage of total revenues increased from 70.5% during fiscal year 2015 to 72.5% during fiscal year 2016.
Shopping Centers. Operating income from the Shopping Centers segment increased by 37.6% during fiscal year 2016, from Ps. 1,216.0 million during fiscal year 2015 to Ps. 1,673.4 million during fiscal year 2016. Operating income from the Shopping Centers segment as a percentage of the revenues from such segment increased from 68.4% during fiscal year 2015 to 69.5% during fiscal year 2016.
Offices and Others. Operating income from the Offices and Other segment increased by Ps. 116.0 million, from Ps. 18.6 million during fiscal year 2015 to Ps. 134.6 million during fiscal year 2016. Operating income from the Offices and Other segment, as a percentage of the revenues from such segment, increased by 11.6% during fiscal year 2015 to 47.4% during fiscal year 2016.
Sales and Developments. Operating income from the Sales and Developments segment increased by Ps. 21.2 million, from Ps. 128.1 million during fiscal year 2015 to Ps. 149.3 million during fiscal year 2016.
Financial Operations and Others. Operating income from the Financial Operations and Others segment declined from a gain of Ps. 8.5 million during fiscal year 2015 to a loss of Ps. 0.9 million during fiscal year 2016.
Share of profit of associates and joint ventures
The share from profit of associates and joint ventures decreased by Ps. 31.9 million, from a profit of Ps. 14.6 million during fiscal year 2015 to a loss of Ps. 17.3 million during fiscal year 2016 mainly due to a lower profit of Ps. 42.2 million generated by our Financial Transactions and Other segment; partially offset by profit of Ps. 7.5 million from our Offices and Other segment.
Offices and Others. The share from profit of associates and joint ventures increased by Ps. 17.0 million from a loss of Ps. 2.6 million during fiscal year 2015 to a profit of Ps. 14.5 million during fiscal year 2016, mainly generated by our interest in Entertainment Holding S.A.
Financial Operations and Others. The share of profit of associates and joint ventures from the Financial Operations and Others segment declined by Ps. 42.2 million from a profit of Ps. 10.7 million during fiscal year 2015 to a loss of Ps. 31.4 million during fiscal year 2016, mainly generated by: (i) a larger loss from our investment in Tarshop S.A. equal to Ps. 22.8 million mainly due to uncollectible write-offs and (ii) the non-recurring profit of Ps. 19.4 million from the disposal of Avenida accounted for during fiscal year 2015.
Financial results, net
Financial results, net increased by 57.5%, from a loss of Ps. 451.5 million during fiscal year 2015 to a loss of Ps. 711.2 million during fiscal year 2016.
Financial revenues increased by Ps. 407.4 million, from Ps. 105.1 million during fiscal year 2015 to Ps. 512.6 million during fiscal year 2016, mainly as a result of: (i) a Ps. 374.6 million increase in foreign exchange gains due to the impact of a higher depreciation of the Peso during fiscal year 2016 on our US Dollar-denominated net assets compared to lower depreciation during fiscal year 2015 (the Peso/Dollar exchange rate increased by 66.2% during fiscal year 2016, from Ps. 8.988 as of June 30, 2015 to Ps. 14.94 as of June 30, 2016, while during fiscal year 2015, it increased by 11.89% compared to fiscal year 2014, from Ps. 8.03 as of June 30, 2014 to Ps. 8.988 as of June 30, 2015), and (ii) a net increase of Ps. 32.9 million in interest income, mainly generated by default interest payable by clients and related parties, and gains (losses) from the sale of securities and fixed-term bank deposits.

Financial expenses increased by 386.6%, from Ps. 603.9 million during fiscal year 2015 to Ps. 2,938.5 million during fiscal year 2016, mainly as a result of: (i) a Ps. 1,979.9 million increase in foreign exchange losses due to the impact of higher depreciation of the Peso during fiscal year 2016 on the amount outstanding of our US Dollar-denominated debt as compared to depreciation during fiscal year 2015 (the Peso/Dollar exchange rate increased by 65.5% during fiscal year 2016, from Ps. 9.088 to US$ 1.00 as of June 30, 2015 to Ps. 15.04 to US$ 1.00 as of June 30, 2016, while during fiscal year 2015, it increased by 11.74% compared to fiscal year 2014, from Ps. 8.133 to US$ 1.00 as of June 30, 2014 to Ps. 9.088 to US$ 1.00 as of June 30, 2015); (ii) a Ps. 283.3 million increase in interest expense, mainly attributable to higher interest on intercompany indebtedness, Notes and bank overdrafts; (iii) an increase in other financial expenses of Ps. 58.4 million mainly attributable to expenses in connection with the tender offer and request for consent of IRSA CP Class I Notes and increased charges on account of tax on bank credits and debits and turnover tax; and (vi) capitalized finance cost of Ps. 13.0 million in fiscal year 2015.
Other financial results increased by Ps. 1,667.5 million from a gain of Ps. 47.2 million during fiscal year 2015 to a gain of Ps. 1,714.7 million during fiscal year 2016, mainly as a result of: (i) a Ps. 416.2 million increase in revenues generated by the valuation of financial assets at fair value (derived from the re-valuation of Government securities and Bonds, mutual funds and other investments) and (ii) larger gains from future currency exchange derivatives, mainly dollar currency futures were traded in Mercado a Término de Rosario S.A, and interest rate swaps of Ps. 1,251.3 million.
Income Tax
Profit before Income Tax increased by 32,3% from Ps. 911.4 million during fiscal year 2015 to Ps. 1,206.0 million during fiscal year 2016, due to the factors described above. Profit before Income Tax includes Uruguayan-source income, which is taxed at 0%. Profit before Income Tax at the prevailing tax rate does not include such uruguayan sourced income, and therefore Income Tax expenses increased only 1.2%, from Ps. 290.8 million during fiscal year 2015 to Ps. 294.3 million during fiscal year 2016.
In determining the income tax charge, we apply the deferred tax method, recognizing the temporary differences between the book value, the valuation of assets and liabilities for tax purposes and the application of tax loss carry forwards. For this reason, the amount recorded as income tax reflects not only the amount payable but also the recognition of the tax on the taxable income as booked.
Net Income
As a result of the factors described above, net income for fiscal year 2016 increased by 46.9%, from Ps. 620.6 million during fiscal year 2015 to Ps. 911.7 million during fiscal year 2016. Income attributable to our parent company's shareholders increased by 40.5%, from Ps. 581.3 million during fiscal year 2015 to Ps. 816.6 million during fiscal year 2016. Income attributable to non-controlling interest increased by 141.7% during fiscal year 2016, from Ps. 39.3 million to Ps. 95.1 million during fiscal year 2015.
Results of Operations for the fiscal years ended June 30, 2015 and 2014
Revenues
	Fiscal Year 2015
	Income Statement(2)	Expenses and Collective Promotion Fund	Interest in Joint Ventures	Inter-segment Eliminations	Information by Segments(1)
Revenues	(in millions of Ps.)
Shopping Centers	2,570.8	(805.6)	13.1	-	1,778.3
Offices and Others	180.4	(28.3)	8.0	-	160.1
Sales and Developments	6.6	-	-	-	6.6
Financial Operations and Others	0.1	-	-	-	0.1
Total revenues	2,758.1	(833.9)	21.0	-	1,945.2
(1) See Note 6 to our Audited Consolidated Financial Statements.
(2) Includes revenues from sales, leases and services (Ps. 1,924.2 million) and income from Expenses and Collective Promotion Fund (Ps. 833.9 million).

	Fiscal Year 2014
	Income Statement(2)	Expenses and Collective Promotion Fund	Interest in Joint Ventures	Inter-segment Eliminations	Information by Segments(1)
Revenues	(in millions of Ps.)
Shopping Centers	2,033.1	(659.7)	9.3	0.4	1,383.0
Offices and Others	27.5	(8.1)	8.2	-	27.6
Sales and Developments	51.9	-	-	-	51.9
Financial Operations and Others	0.6	-	-	-	0.6
Total revenues	2,113.0	(667.8)	17.5	0.4	1,463.1
(1) See Note 6 to our Audited Consolidated Financial Statements.
(2) Includes revenues from sales, leases and services (Ps. 1,445.2 million) and income from Expenses and Collective Promotion Fund (Ps. 667.8 million).

Revenues from sales, leases and services rose by 33.1%, from Ps. 1,445.2 million during the fiscal year 2014 to Ps. 1,924.2 million during the fiscal year 2015.

Income from Expenses and Collective Promotion Fund increased by 24.9%, from Ps. 667.8 million (Ps. 659.7 million of which were generated by the Shopping Centers segment and Ps. 8.1 million by the Offices and Other segment) during fiscal year 2014 to Ps. 833.9 million (Ps. 805.6 million of which were generated by the Shopping Centers segment and Ps. 28.3 million by the Offices and Other segment) during fiscal year 2015.
Revenues from our joint ventures increased by 20.0%, from Ps. 17.5 million (Ps. 9.2 million of which were generated by to the Shopping Centers segment and Ps. 8.2 million by the Offices and Other segment) during fiscal year 2014 by Ps. 21.0 million (Ps. 13.1 million of which were generated by the Shopping Centers segment and Ps. 8.0 million to the Offices and Other segment) during fiscal year 2015.
Finally, during fiscal year 2015 no inter-segment revenues were recorded, for which reason a Ps. 0.4 million decrease was recorded for this item.
Pursuant to the information by segment (taking into account the revenues from our joint ventures and disregarding income from Expenses and Collective Promotion Fund and inter-segment revenues), revenues increased by 33.0%, from Ps. 1,463.1 million during fiscal year 2014 to Ps. 1,945.2 million during fiscal year 2015. This increase was mainly attributable to: (i) a Ps. 395.3 million increase in revenues from the Shopping Centers segment (Ps. 3.8 million of which were attributable the results of our joint ventures) and (ii) a Ps. 132.6 million increase in the revenues from the Offices and Other segment (Ps. 0.2 million of which were attributable the results of our joint ventures), partially offset by a decrease in revenues from the Sales and Developments segment equal to Ps. 45.3 million and Ps. 0.4 million in revenues from the Financial Operations and Others segment.
Shopping Centers. Revenues from the Shopping Centers segment increased by 28.6%, from Ps. 1,383.0 million during fiscal year 2014 to Ps. 1,778.3 million during fiscal year 2015, mainly attributable to: (i) a Ps. 317.8 million increase in revenues from fixed and variable leases as a result of a 33.3% increase in the total sales of our tenants, up from Ps. 16,132.8 million during fiscal year 2014 to Ps. 21,508.7 million during fiscal year 2015; (ii) a Ps. 30.0 million increase in revenues from admission rights, (iii) a Ps. 30.6 million increase in revenues from parking charges; and (iv) a Ps. 17.0 million increase in revenues from commissions, management fees and other.
Offices and Others. Revenues from the Offices and Other segment increased by Ps. 132.6 million, from Ps. 27.6 million in fiscal year 2014 to Ps. 160.1 million in fiscal year 2015. This variation mainly results from (i) revenues generated by the new offices acquired in December 2014 for Ps. 121.8 million and (ii) an increase in the revenues from office leases in the Dot building and other rental properties of Ps. 10.8 million.
Sales and Developments. Revenues from the Sales and Developments segment generally change significantly from one period to the other due to non-recurrence of different sale transactions carried out by us. Revenues from the Sales and Developments segment decreased by Ps. 45.3 million, from Ps. 51.9 million during fiscal year 2014 to Ps. 6.6 million during fiscal year 2015. Such decrease mainly resulted from a decline in the sales of units in the Condominios I and II project during fiscal year 2015.
Financial Operations and Others. Revenues from the Financial Operations and Others segment decreased from Ps. 0.6 million during fiscal year 2014 to Ps. 0.1 million during fiscal year 2015 as a result of a decline in revenues from residual consumer financing activities carried out by us.
Costs
	Fiscal Year 2015
	Income Statement	Expenses and Collective Promotion Fund	Interest in Joint Ventures	Inter-segment Eliminations	Information by Segments(1)
Costs	(in millions of Ps.)
Shopping Centers	(1,080.5)	819.7	(4.0)	-	(264.8)
Offices and Others	(97.6)	28.3	(5.5)	-	(74.8)
Sales and Developments	(4.9)	-	-	-	(4.9)
Financial Operations and Others	(0.1)	-	-	-	(0.1)
Total costs	(1,183.1)	848.0	(9.4)	-	(344.5)

(1) See Note 6 to our Audited Consolidated Financial Statements.

	Fiscal Year 2014
	Income Statement	Expenses and Collective Promotion Fund	Interest in Joint Ventures	Inter-segment Eliminations	Information by Segments(1)
Costs	(in millions of Ps.)
Shopping Centers	(931.7)	667.1	(2.7)	(0.4)	(267.7)
Offices and Others	(13.3)	8.1	(4.6)	-	(9.8)
Sales and Developments	(10.9)	-	-	-	(10.9)
Financial Operations and Others	(0.4)	-	-	-	(0.4)
Total costs	(956.2)	675.2	(7.4)	(0.4)	(288.8)
(1) See Note 6 to our Audited Consolidated Financial Statements.

Total consolidated costs increased by 23.7%, up from Ps. 956.2 million during fiscal year 2014 to Ps. 1,183.1 million during fiscal year 2015. In turn, total consolidated costs as a percentage of total revenues was 45.3% during fiscal year 2014 compared to 42.9% during fiscal year 2015.

In turn, costs from Expenses and Collective Promotion Fund increased by 25.6%, up from Ps. 675.2 million during fiscal year 2014 to Ps. 848.0 million during fiscal year 2015. The variation was mainly due to: I) an increase in Expenses and Collective Promotion Fund generated by the Shopping Centers segment, which increased by 22.9%, up from Ps. 667.1 million during fiscal year 2014 to Ps. 819.7 million during fiscal year 2015, as a result of: (i) an increase in maintenance, security, cleaning, repairs and related expenses of Ps. 59.8 million (mainly attributable to an increase in security and maintenance services and utility rates); (ii) an increase in publicity and advertising expenses of Ps. 27.9 million, (iii) an increase in salaries, social security charges and other personnel expenses of Ps. 30.2 million; (iv) an increase in taxes, rates and contributions, and other expenses of Ps. 20.8 million; and (v) an increase in other miscellaneous items of Ps. 14.1 million (mainly generated by travel, transportation, and stationery expenses, among others). In addition, the variation was due to an increase in expenses in the Offices and Other segment, which increased by Ps. 20.2 million, up from Ps. 8.1 million during fiscal year 2014 to Ps. 28.3 million during fiscal year 2015, mainly due to the acquisition of the new buildings (salaries and social security expenses for Ps. 4.3 million, taxes, rates and contributions and utilities for Ps. 7.6 million, maintenance, cleaning and leases expenses and expenses and other for Ps. 8.2 million).
In addition, costs from our joint ventures increased by 27.6%, from Ps. 7.4 million (Ps. 2.8 million of which are allocated to the Shopping Centers segment and Ps. 4.6 million to the Offices and Other segment) during fiscal year 2014 to Ps. 9.4 million (Ps. 4.0 million of which were attributable to the Shopping Centers segment and Ps. 5.5 million to the Offices and Other segment) during fiscal year 2015.
Finally, during fiscal year 2015 no inter-segment costs were recorded, for which reason a Ps. 0.4 million decrease was recorded for this item.
Therefore, based on the information by segment (taking into account the costs from our joint ventures and disregarding costs from common maintenance expenses and common advertising fund and business inter-segment costs), costs increased by 19.3%, from Ps. 288.8 million during fiscal year 2014 to Ps. 344.5 million during fiscal year 2015. Total costs as a percentage of total revenues pursuant to the information by segments decreased from 19.7% during fiscal year 2014 to 17.7% during fiscal year 2015.
Shopping Centers. Costs attributable to the Shopping Centers segment showed a slight decline of 1.1%, from Ps. 267.7 million during fiscal year 2014 to Ps. 264.8 million during fiscal year 2015, mainly generated by: (i) lower costs for the deficit in Common Maintenance Expenses and Common Advertising Fund of our Shopping Centers in the amount of Ps. 35.9 million; and (ii) a decrease in depreciation and amortization charges of Ps. 3.9 million; partially offset by higher costs derived from: (a) an increase in maintenance, security, cleaning, repairs and related expenses of Ps. 12.9 million (mainly due to an increase in security and cleaning expenses and utility rates); (b) an increase in salaries, social security charges and other personnel expenses of Ps. 10.1 million; (c) an increase in taxes, rates and contributions and other expenses of Ps. 8.8 million (mainly due to increases in provincial taxes on land and municipal rates for utilities, among other items); and (d) an increase in fees and compensation for services of Ps. 5.6 million. The Shopping Centers segment costs, as a percentage of revenues from this segment decreased from 19.4% during fiscal year 2014 to 14.9% during fiscal year 2015.
Offices and Others. The costs of the Offices and Other segment increased by Ps. 65.0 million, from Ps. 9.8 million during fiscal year 2014 to Ps. 74.8 million during fiscal year 2015, mainly due to higher amortization expenses derived from the acquisition of new offices for Ps. 61.9 million. The costs of the Offices and Other segment, as a percentage of the revenues from this segment, increased from 35.4% during fiscal year 2014 to 46.7% during fiscal year 2015.
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
Gross profit
The following table shows our Gross Profit by business segment for the indicated periods.
	Fiscal Year 2015
	Income Statement	Expenses and Collective Promotion Fund	Interest in Joint Ventures	Inter-segment Eliminations	Information by Segments(1)
Gross profit	(in millions of Ps.)
Shopping Centers	1,490.3	14.1	9.1	-	1,513.5
Offices and Others	82.8	-	2.5	-	85.4
Sales and Developments	1.7	-	-	-	1.7
Financial Operations and Others	-	-	-	-	0.1
Total gross profit	1,575.0	14.1	11.6	-	1,600.7
(1) See Note 6 to our Audited Consolidated Financial Statements.

	Fiscal Year 2014
	Income Statement	Expenses and Collective Promotion Fund	Interest in Joint Ventures	Inter-segment Eliminations	Information by Segments(1)
Gross profit	(in millions of Ps.)
Shopping Centers	1,101.4	7.4	6.5	-	1,115.3
Offices and Others	14.2	-	3.6	-	17.8
Sales and Developments	41.0	-	-	-	41.0
Financial Operations and Others	0.2	-	-	-	0.2
Total gross profit	1,156.8	7.4	10.1	-	1,174.3
(1) See Note 6 to our Audited Consolidated Financial Statements.

Total consolidated gross profit, as per the income statement, increased by 36.2%, from Ps. 1,156.8 million during fiscal year 2014 to Ps. 1,575.0 million during fiscal year 2015. Total consolidated gross profit, as a percentage of total revenues, increased from 54.7% during fiscal year 2014 to 57.1% during fiscal year 2015.
In turn, gross profit (loss) from Expenses and Collective Promotion Fund increased by 90.2%, from Ps. 7.4 million (attributable to the Shopping Centers segment) during fiscal year 2014 to Ps. 14.1 million (attributable to the Shopping Centers segment) during fiscal year 2015.
In addition, gross profit (loss) from our joint ventures increased by 14.5%, from Ps. 10.1 million (Ps. 6.5 million of which are allocated to the Shopping Centers segment and Ps. 3.6 million to the Offices and Other segment) during fiscal year 2014 to Ps. 11.6 million (Ps. 9.1 million of which are attributable to the Shopping Centers segment and Ps. 2.5 million to the Offices and Other segment) during fiscal year 2015.
Therefore, based on the information by segment, gross profit (taking into account the gross profit (loss) from our joint ventures and disregarding the gross profit (loss) from expenses and the collective promotion fund and the business inter-segment gross profit) increased by 36.3%, from Ps. 1,174.3 million during fiscal year 2014 to Ps. 1,600.7 million during fiscal year 2015. The gross profit as a percentage of revenues increased from 80.3% during fiscal year 2014 to 82.3% during fiscal year 2015.
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
Offices and Others. Gross profit from the Offices and Other segment increased by Ps. 67.6 million from Ps. 17.8 million during fiscal year 2014 to Ps. 85.4 million during fiscal year 2015. Gross profit from the Offices and Other segment as a percentage of revenues from this segment decreased from 64.6% during fiscal year 2014 to 53.3% during fiscal year 2015, mainly attributable to a higher increase in this segment's costs against revenues as explained above for this period.
Sales and Developments. Gross profit from the Sales and Developments segment decreased by 95.9%, from Ps. 41.0 million during fiscal year 2014 to Ps. 1.7 million during fiscal year 2015. This decrease mainly resulted from lower revenue from sales of the units in Condominios I and II in Rosario during fiscal year 2015 compared to the fiscal year 2014. Gross profit from the Sales and Developments segment as a percentage of the revenues from this segment decreased from 79.0% during fiscal year 2014 to 25.2% during fiscal year 2015, mainly as a result of lower revenues from this segment against costs as explained above.
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
Income from sale of investment properties
Income from the sale of investment properties, derived from our Sales and Developments segment, increased from Ps. 0.3 million during fiscal year 2014 to Ps. 126.7 million during fiscal year 2015, mainly as a result of: (i) a Ps. 123.7 million income generated by the sale of units in the Intercontinental building, in June 2015 and (ii) a Ps. 2.9 million income generated by the sale under a barter agreement of the Conil property, in November 2014.
Administrative expenses
The following table shows our Administrative Expenses by business segment for the indicated periods.
	Fiscal Year 2015
	Income Statement	Expenses and Collective Promotion Fund	Interest in Joint Ventures	Inter-segment Eliminations	Information by Segments(1)
Administrative expenses	(in millions of Ps.)
Shopping Centers	(136.0)	-	(0.2)	-	(136.2)
Offices and Others	(2.7)	-	(0.2)	(0.1)	(3.0)
Sales and Developments	-	-	-	-	-
Financial Operations and Others	-	-	-	-	-
Total Administrative expenses	(138.6)	-	(0.4)	(0.1)	(139.1)
(1) See Note 6 to our Audited Consolidated Financial Statements.

	Fiscal Year 2014
	Income Statement	Expenses and Collective Promotion Fund	Interest in Joint Ventures	Inter-segment Eliminations	Information by Segments(1)
Administrative expenses	(in millions of Ps.)
Shopping Centers	(101.4)	-	(0.1)	-	(101.5)
Offices and Others	(0.1)	-	(0.1)	(0.1)	(0.3)
Sales and Developments	-	-	-	-	-
Financial Operations and Others	(0.1)	-	-	-	(0.1)
Total Administrative expenses	(101.4)	-	(0.3)	(0.1)	(101.8)

 1) See Note 6 to our Audited Consolidated Financial Statements.

Administrative expenses increased by 36.6%, from Ps. 101.4 million during fiscal year 2014 to Ps. 138.6 million during fiscal year 2015. Total administrative expenses as a percentage of revenues increased from 4.8% during fiscal year 2014 to 5.0% during fiscal year 2015.
Administrative expenses attributable to our joint ventures showed a slight increase from Ps. 0.3 million during 2014 to Ps. 0.4 million during 2015.
Therefore, administrative expenses (taking into account administrative expenses attributable to our joint ventures, and inter-segment eliminations) grew by 36.6%, from Ps. 101.8 million during fiscal year 2014 to Ps. 139.1 million during fiscal year 2015, mainly as a result of a Ps. 34.6 million increase in administrative expenses of our Shopping Centers segment. Administrative expenses as a percentage of total revenues, increased from 7.0% during fiscal year 2014 to 7.2% during fiscal year 2015.
Shopping Centers. Administrative expenses attributable to our Shopping Centers segment increased by 34.1%, from Ps. 101.5 million during fiscal year 2014 to Ps. 136.2 million during fiscal year 2015, mainly due to: (i) an increase in directors’ fees of Ps. 25.7 million; (ii) a Ps. 3.3 million increase in fees and compensation for services; (iii) an increase in depreciation and amortization expenses of Ps. 1.9 million, and (iv) a Ps. 3.8 million increase in other items such as maintenance, security, cleaning, repairs and related expenses and taxes, rates and contributions). Administrative expenses of Shopping Centers as a percentage of revenues from such segment increased from 7.3% during fiscal year 2014 to 7.7% during fiscal year 2015.
Offices and Others. Administrative expenses of the Offices and Other segment increased by Ps. 2.7 million, from Ps. 0.3 million during fiscal year 2014 to Ps. 3.0 million during fiscal year 2015, mainly as a result of higher costs derived from new offices in the amount of Ps. 2.7 million, related to salaries, social security charges and other personnel expenses. Administrative expenses of the Offices and Other segment as a percentage of revenues from this segment increased from 0.9% during fiscal year 2014 to 1.8% during fiscal year 2015.
Selling expenses
The following table shows our Selling Expenses by business segment for the indicated periods.
	Fiscal Year 2015
	Income Statement	Expenses and Collective Promotion Fund	Interest in Joint Ventures	Inter-segment Eliminations	Information by Segments(1)
Selling expenses	(in millions of Ps.)
Shopping Centers	(112.0)	-	(0.8)	-	(112.8)
Offices and Others	(5.0)	-	(0.5)	-	(5.5)
Sales and Developments	(0.3)	-	-	-	(0.3)
Financial Operations and Others	(0.4)	-	-	-	(0.4)
Total Selling expenses	(117.7)	-	(1.3)	-	(119.0)
(1) See Note 6 to our Audited Consolidated Financial Statements.

	Fiscal Year 2014
	Income Statement	Expenses and Collective Promotion Fund	Interest in Joint Ventures	Inter-segment Eliminations	Information by Segments(1)
Selling expenses	(in millions of Ps.)
Shopping Centers	(72.7)	-	(0.7)	-	(73.4)
Offices and Others	(0.4)	-	(0.4)	-	(0.8)
Sales and Developments	(3.9)	-	-	-	(3.9)
Financial Operations and Others	0.1	-	-	-	0.1
Total Selling expenses	(76.9)	-	(1.1)	-	(78.0)
(1) See Note 6 to our Audited Consolidated Financial Statements.

Selling expenses increased by 53.1%, from Ps. 76.9 million during fiscal year 2014 to Ps. 117.7 million during fiscal year 2015. Selling expenses as a percentage of total revenues increased from 3.6% during fiscal year 2014 to 4.3% during fiscal year 2015.
Selling expenses from our joint ventures showed a slight increase, from Ps. 1.1 million during fiscal year 2014 (Ps. 0.7 million of which are allocated to the Shopping Centers segment and Ps. 0.4 million to the Offices and Other segment) to Ps. 1.3 million during fiscal year 2015 (Ps. 0.8 million of which are allocated to the Shopping Centers segment and Ps. 0.5 million to the Offices and Other segment).
Therefore, and taking into account selling expenses from our joint ventures and inter-segment eliminations, selling expenses increased by 52.5%, from Ps. 78.0 million during fiscal year 2014 to Ps. 119.0 million during fiscal year 2015. This increase was mainly attributable to: (i) a Ps. 39.4 million increase in selling expenses of the Shopping Centers segment; (ii) higher selling expenses of Ps. 4.7 million from the Offices and Other segment and; (iii) higher selling expenses of Ps. 0.5 million from the Financial Transactions and Other segment, partially offset by (iv) a Ps. 3.6 million decrease in selling expenses from the Sales and Developments segment. Selling expenses (taking into account selling expenses derived from our joint ventures and inter-segment eliminations) as a percentage of total revenues increased from 5.3% during fiscal year 2014 to 6.1% during fiscal year 2015.
Shopping Centers. Selling expenses from the Shopping Centers segment increased by 53.7%, from Ps. 73.4 million during fiscal year 2014 to Ps. 112.8 million during fiscal year 2015, mainly as a result of: (i) an increase in taxes, rates and contributions of Ps. 18.1 million, mainly generated by higher turnover taxes; (ii) a Ps. 8.1 million increase in publicity and advertising expenses; (iii) an increase of Ps. 5.1 million in loan losses charges; and (iv) an increase of Ps. 6.1 million in salaries, social security charges and other personnel expenses. Selling expenses as a percentage of the revenues from the Shopping Centers segment increased from 5.3% during fiscal year 2014 to 6.3% during fiscal year 2015.

Offices and Others. Selling expenses from the Offices and Other segment increased by Ps. 4.7 million, from Ps. 0.8 million during fiscal year 2014 to Ps. 5.5 million during fiscal year 2015, mainly as a result of an increase in turnover tax generated by the acquisition of the new office buildings in December 2014. Selling expenses from the Offices and Other segment as a percentage of the revenues from such segment increased from 3.0 % during fiscal year 2014 to 3.4 % during fiscal year 2015.
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
Other operating results, net
	Fiscal Year 2015
	Income Statement	Expenses and Collective Promotion Fund	Interest in Joint Ventures	Inter-segment Eliminations	Information by Segments(1)
Other operating results, net	(in millions of Ps.)
Shopping Centers	(47.4)	-	(1.2)	-	(48.7)
Offices and Others	(58.3)	-	(0.1)	0.1	(58.3)
Sales and Developments	-	-	-	-	-
Financial Operations and Others	8.8	-	-	-	8.8
Total Other operating results, net	(97.0)	-	(1.2)	0.1	(98.1)
(1)
See Note 6 to our Audited Consolidated Financial Statements.

	Fiscal Year 2014
	Income Statement	Expenses and Collective Promotion Fund	Interest in Joint Ventures	Inter-segment Eliminations	Information by Segments(1)
Other operating results, net	(in millions of Ps.)
Shopping Centers	(43.1)	-	(0.6)	-	(43.7)
Offices and Others	2.3	-	(2.4)	0.1	-
Sales and Developments	13.4	-	-	-	13.4
Financial Operations and Others	0.1	-	-	-	0.1
Total Other operating results, net	(27.4)	-	(3.0)	0.1	(30.3)
(1) See Note 6 to our Audited Consolidated Financial Statements.

Other operating results, net increased from a loss of Ps. 27.4 million during fiscal year 2014 to a loss of Ps. 97.0 million during fiscal year 2015. Total other operating results, net as a percentage of total revenues increased from 1.3% during fiscal year 2014 to 3.5% during fiscal year 2015.
Other operating results, net derived from our joint ventures decreased by Ps. 1.8 million, from a loss of Ps. 3.0 million (Ps. 0.6 million of which were attributable to the Shopping Centers segment and Ps. 2.4 million to the Offices and Other segment) during fiscal year 2014 to a loss of Ps. 1.2 million (which were attributable to the Shopping Centers segment) during fiscal year 2015.
Taking into account our interest in joint ventures and inter-segment eliminations, Other operating results, net increased from a loss of Ps. 30.3 million during fiscal year 2014 to a loss of Ps. 98.1 million during fiscal year 2015, mainly as a result of (i) a loss of Ps. 58.3 million from the Offices and Other segment; and (ii) a decrease in other operating results from the Sales and Developments segment of Ps. 13.4 million. Total Other operating results, net as a percentage of revenues (taking into account other operating results derived from our joint ventures and inter-segment eliminations) increased from 2.1% during fiscal year 2014 to 5.0% during fiscal year 2015.
Shopping Centers. Other operating results, net from the Shopping Centers segment increased by 11.0%, from a loss of Ps. 43.7 million during fiscal year 2014 to a loss of Ps. 48.6 million during fiscal year 2015, mainly as a result of (i) an increase in donations of Ps. 2.7 million, and (ii) an increase in project expenses of Ps. 2.8 million.
Other operating results, net from this segment as a percentage of the revenues from this segment decreased from 3.2% during fiscal year 2014 to 2.7% during fiscal year 2015.
Offices and Others. Other operating results, net from the Offices and Other segment changed from zero during fiscal year 2014 to a loss of Ps. 58.3 million during fiscal year 2015, attributable to notarial and stamp tax expenses related to the acquisition of the new offices in December 2014.
Sales and Developments. Other operating results, net from the Sales and Developments segment changed from an income of Ps. 13.4 million (attributable to the income generated by the sale of a plot of land in Neuquén, allocated to construction of a hotel) during fiscal year 2014 to zero million during fiscal year 2015.

Financial Operations and Others. Income from other operating results, net from the Financial Operations and Others segment increased from Ps. 0.1 million during fiscal year 2014 to Ps. 8.8 million during fiscal year 2015, mainly as a result of income generated by the sale of a portion of our interest in Avenida Inc. during fiscal year 2015.
Operating income
	Fiscal Year 2015
	Income Statement	Expenses and Collective Promotion Fund	Interest in Joint Ventures	Inter-segment Eliminations	Information by Segments(1)
Operating income	(in millions of Ps.)
Shopping Centers	1,195.0	14.1	6.9	-	1,216.0
Offices and Others	16.9	-	1.7	-	18.6
Sales and Developments	128.1	-	-	-	128.1
Financial Operations and Others	8.5	-	-	-	8.5
Total operating income	1,348.4	14.1	8.7	-	1,371.1
(1) See Note 6 to our Audited Consolidated Financial Statements.

	Fiscal Year 2014
	Income Statement	Expenses and Collective Promotion Fund	Interest in Joint Ventures	Inter-segment Eliminations	Information by Segments(1)
Operating income	(in millions of Ps.)
Shopping Centers	884.1	7.4	5.1	-	896.6
Offices and Others	16.1	-	0.6	-	16.7
Sales and Developments	50.8	-	-	-	50.8
Financial Operations and Others	0.3	-	-	-	0.3
Total operating income	951.4	7.4	5.7	-	964.5
(1) See Note 6 to our Audited Consolidated Financial Statements.
Total operating income increased by 41.7%, from Ps. 951.4 million during fiscal year 2014 to Ps. 1,348.4 million during fiscal year 2015. Total operating income as a percentage of total revenues increased from 45.0% during fiscal year 2014 to 48.9% during fiscal year 2015.
Operating income from our joint ventures increased by 53.2%, from Ps. 5.7 million (Ps. 5.1 million of which are allocated to the Shopping Centers segment and Ps. 0.6 million to the Offices and Other segment) during fiscal year 2014 to Ps. 8.7 million (Ps. 6.9 million of which are allocated to the Shopping Centers segment and Ps. 1.7 million to the Offices and Other segment) during fiscal year 2015.
Taking into account revenue from our joint ventures and disregarding revenue from the Expenses and Collective Promotion Fund and inter-segment revenue, our operating income increased by 42.2%, from Ps. 964.5 million during fiscal year 2014 to Ps. 1,371.1 million during fiscal year 2015, mainly as a result of: (i) an increase in operating income from the Shopping Centers segment of Ps. 319.4 million; (ii) an increase in income from the Sales and Developments segment of Ps. 77.3 million; (iii) an increase in operating income from the Financial Operations and Others segment of Ps. 8.2 million; and (iv) higher operating income from the Offices and Others segment of Ps. 1.8 million. Total operating income (taking into account our joint ventures, inter-segment eliminations and eliminations for costs from expenses and the Collective Promotion Fund from the shopping centers and offices segments) as a percentage of total revenues increased from 65.9% during fiscal year 2014 to 70.5% during fiscal year 2015.
Shopping Centers. Operating income from the Shopping Centers segment increased by 35.6% during fiscal year 2015, from Ps. 896.6 million during fiscal year 2014 to Ps. 1,216.0 million during fiscal year 2015. Operating income from the Shopping Centers segment as a percentage of the revenues from such segment increased from 64.8% during fiscal year 2014 to 68.4% during fiscal year 2015.
Offices and Others. Operating income from the Offices and Other segment increased from Ps. 16.7 million during fiscal year 2014 to Ps. 18.6 million during fiscal year 2015. Operating income from the Offices and Other segment, as a percentage of the revenues from such segment, decreased from 60.7% during fiscal year 2014 to 11.6% during fiscal year 2015.
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
Share of profit (loss) of associates and joint ventures
The share of profit (loss) in associates and joint ventures increased by Ps. 28.1 million, from a loss of Ps. 13.5 million during fiscal year 2014 to income of Ps. 14.6 million during fiscal year 2015. This variation was mainly due to (i) a profit of Ps. 29.2 million generated by our Financial Transactions and Other segment; partially offset by a loss of Ps. 1.7 million from our Offices and Other segment.

Offices and Others. The share of loss in associates and joint ventures increased from a loss of Ps. 0.9 million during fiscal year 2014 to a loss of Ps. 2.6 million during fiscal year 2015, mainly generated by our interest in Entertainment Holding S.A.
Financial Operations and Others. The share of profit in associates and joint ventures from the Financial Operations and Others segment increased from a loss of Ps. 18.5 million during fiscal year 2014 to a profit of Ps. 10.7 million during fiscal year 2015, mainly generated by: (i) the profit from our investment in Avenida until September 2014 in the amount of Ps. 21.3 million and (ii) a lower loss from Tarshop S.A. equal to Ps. 7.9 million.
Financial results, net
Financial results, net increased by 50.2%, from a loss of Ps. 300.7 million during fiscal year 2014 to a loss of Ps. 451.5 million during fiscal year 2015.
Financial revenues decreased by 15.5%, from Ps. 124.5 million during fiscal year 2014 to Ps. 105.1 million during fiscal year 2015, mainly as a result of: (i) a Ps. 28.6 million decrease in foreign exchange gains due to the impact of a lower Peso depreciation during fiscal year 2015 on our U.S. Dollar-denominated net assets compared to a higher depreciation during fiscal year 2014 (the Peso/Dollar exchange rate increased by 11.9% during fiscal year 2015, from Ps. 8.033 as of June 30, 2014 to Ps. 8.988 as of June 30, 2015, while during fiscal year 2014, it increased by 50.2% compared to fiscal year 2013, from Ps. 5.348 as of June 30, 2013 to Ps. 8.033 as of June 30, 2014), mainly offset by (ii) a net increase of Ps. 9.3 million in interest income, mainly generated by default interest payable by clients and related parties, and gains(losses) from the sale of securities and fixed-term bank deposits.
Financial expenses increased by 20.8%, from Ps. 499.9 million during fiscal year 2014 to Ps. 603.9 million during fiscal year 2015, mainly as a result of: (i) a Ps. 178.1 million increase in interest expense, mainly attributable to: (i) higher interest on the intercompany indebtedness due to the acquisition of offices from our parent company IRSA in December 2014, for a purchase price of Ps. 96.8 million; (ii) interest on bank overdrafts of Ps. 48.6 million; (iii) interest of Ps. 14.2 million on the debt incurred to finance the purchase of Shopping Soleil Premium Outlet; (iv) interest on our Series I Notes due 2017 equal to Ps. 16.0 million; (v) an increase in other financial expenses of Ps. 12.2 million for the tax on bank credits and debits; and (vi) a decrease in recovery for capitalized financial expenses of Ps. 9.4 million; partially offset by a Ps. 95.7 million decrease in loss from foreign exchange as a result of the impact of a lower depreciation of the Peso against other currencies during fiscal year 2015 on our U.S. Dollar-denominated indebtedness compared to a higher depreciation during fiscal year 2014 (the US Dollar exchange rate increased by 11.74% during fiscal year 2015, from Ps. 8.133 to US$ 1.00 as of June 30, 2014 to Ps. 9.088 to US$ 1.00 as of June 30, 2015, while during fiscal year 2014, it increased by 50.95% compared to fiscal year 2013, from Ps. 5.388 as of June 30, 2013 to Ps. 8.133 as of June 30, 2014).
Other financial results decreased by Ps. 27.5 million from a Ps. 74.7 million gain during fiscal year 2014 to a Ps. 47.2 million gain during fiscal year 2015, mainly as a result of: (i) a Ps. 84.3 million decrease in revenues generated by the valuation of financial assets at fair value (derived from the valuation of Government securities and Bonds and a reduction in the shareholding of mutual funds and other investments) and (ii) lower income generated by future currency exchange derivatives and interest rate swaps of Ps. 15.5 million; partially offset by a Ps. 72.2 million income generated by the valuation at fair value of the shares in Avenida as of June 2015.
Income Tax
Income tax expense increased by 28.3%, from Ps. 226.7 million during fiscal year 2014 to Ps. 290.8 million during fiscal year 2015, mainly due to a change in income before income tax at the prevailing tax rate.
In determining the income tax charge, we apply the deferred tax method, recognizing the temporary differences between the book value, the valuation of assets and liabilities for tax purposes and the application of tax loss carryforwards. For this reason, the amount recorded as income tax reflects not only the amount payable but also the recognition of the tax on the taxable income as booked.
Net Income
As a result of the factors described above, net income for fiscal year 2015 increased by 51.2%, from income of Ps. 410.5 million during fiscal year 2014 to a Ps. 620.6 million income during fiscal year 2015. Income attributable to our parent company's shareholders increased by 54.2%, from Ps. 377.0 million during fiscal year 2014 to Ps. 581.3 million during fiscal year 2015. Income attributable to the non-controlling interest increased by 17.5% during fiscal year 2015, from Ps. 33.5 million to Ps. 39.3 million during fiscal year 2014.
B. Liquidity and Capital Resources
Our principal sources of liquidity have historically been:
● cash generated from operations;
● cash generated from the issuance of capital stock and notes; and
● cash from borrowings (including bank overdrafts) and financing arrangements.
Our principal cash requirements or uses (other than in connection with our operating activities) have historically been:
● the acquisition of shopping centers;
● the development of new shopping centers;
● the improvement of existing shopping centers;
● the development of properties for sale;
● working capital needs; and
●
the maintenance of cash and other liquid assets to enable us to take advantage of the acquisition and development of investment opportunities as they arise

We believe our working capital and our cash from operating activities are adequate for us present and future requirements. In the event that cash generated from our operations is at any time insufficient to finance our working capital, we would seek to finance such working capital needs through debt or equity financing or through the sale of properties available for sale.
	Fiscal years ended
	June 30,
	2016	2015	2014
	(in millions of Ps.)
Net cash flow generated by operating activities	1,013.4	1,257.6	921.5
Net cash flow used in investing activities	(1,864.6)	(414.2)	(517.9)
Net cash flow generated by (used in) financing activities	579.7	(660.9)	(516.9)
Net (decrease) increase in cash and cash equivalents	(271.5)	182.4	(113.3)

Cash Flow Information
Operating Activities
Fiscal Year 2016
Our operating activities generated net cash of Ps. 1,013.4 million for the fiscal year ended June 30, 2016 a decrease compared to the year ended on June 30, 2015 equal to 19.4% or Ps. 244.2 million, mainly due to an increase in; (i) net income for the year of Ps. 911.7 million; (ii) income tax expense of Ps. 294.3 million; (iii) amortization and depreciation expense of Ps. 239.5 million; and (iv) financial results, net of Ps. 2,413.9; partially offset by a reduction in (a) gain (loss) from derivatives in Ps. 1,248.4 million; (b) changes to the fair value of financial assets in the amount of Ps. 466.3 million; and (c) an increase in trade and other receivables of Ps. 606.3 million.
Fiscal Year 2015
Our operating activities generated net cash of Ps. 1,257.6 million for the fiscal year ended June 30, 2015 an increase compared to the year ended on June 30, 2014 equal to 36.5% or Ps. 336.1 million, mainly due to an increase in operating cash inflows without considering changes in certain assets and liabilities of Ps. 1,472.5 million, mainly comprised of; (i) net income of Ps. 620.6 million; (ii) income tax expense of Ps. 290.8 million; (iii) amortization and depreciation expense of Ps. 180.4 million and (iv) financial results, net of Ps. 531.3 million; the reduction in operating cash resulting from an increase in trade and other receivables of Ps. 289.7 million and income tax paid of Ps. 226.3 million, partially offset by an increase in trade and other payables of Ps. 251.1 million, in salaries and social security charges of Ps. 23.9 million and a decrease in properties for sale of Ps. 5.5 million.
Fiscal Year 2014
Our operating activities generated net cash of Ps. 921.5 million for the fiscal year ended June 30, 2014, an increase compared to the year ended on June 30, 2013 equal to 40.7% or Ps. 266.8 million, mainly due to an increase in operating cash inflows without considering changes in certain assets and liabilities of Ps. 1,141.6 million, mainly comprised of: (i) net income of Ps. 410.5 million; (ii) income tax expense of Ps. 226.7 million; (iii) amortization and depreciation expense of Ps. 121.0 million; and (iv) financial results, net of Ps. 424.5 million; the reduction in operating cash resulting from an increase in trade and other receivables of Ps. 69.9 million and income tax paid of Ps. 240.4 million, partially offset by an increase in trade and other payables of Ps. 40.7 million, in salaries and social security charges of Ps. 14.6 million and a decrease in properties for sale of Ps. 51.9 million.
Investment Activities
Fiscal Year 2016
Cash used in investing activities was Ps. 1,864.6 million for the fiscal year ended on June 30, 2016 primarily due to: (i) an increase in financial assets, net of Ps. 1,462.8 million; (ii) acquisition and capital contributions in associates and joint ventures equal to Ps. 73.0 million; (iii) acquisition of property, plant and equipment equal to Ps. 13.7 million; (iv) acquisition of investment properties in the amount of Ps. 167.7 million; and (v) loans granted to related parties in the amount of Ps. 533.5 million, partially offset by the proceeds from the sale of investment properties in the amount of Ps. 357.2 million.
Fiscal Year 2015
Cash used in investing activities was Ps. 414.2 million for the fiscal year ended on June 30, 2015 primarily due to: (i) development of properties of Ps. 186.5 million, Ps. 1.5 million of which was used in Distrito Arcos and Ps. 185.0 million in Alto Comahue; (ii) an increase in financial assets, net of Ps. 521.5 million; (iii) acquisition and capital contributions in associates equal to Ps. 32.0 million; (iv) improvements made to our shopping centers of Ps. 60.4 million; (v) the acquisition of furniture and fixtures, machinery and equipment and other buildings and facilities of Ps. 26.2 million; (vi) advance payments to suppliers of Ps. 14.0 million; (vii) improvements made to our offices and other rental properties of Ps. 2.0 million; and (viii) the acquisition of properties from our parent company equal to Ps. 2,636.5 million; partially offset by (a) collection of proceeds from the sale of investment properties equal to Ps. 365.2 million, (b) collection of interest on financial assets equal to Ps. 102.3 million, (c) collection of loans granted to related parties equal to Ps. 76.8 million and (d) the sale of capital stock of Avenida Inc. in the amount of Ps. 19.1 million.
Fiscal Year 2014
Cash used in investing activities was Ps. 517.9 million for the fiscal year ended on June 30, 2014 primarily due to: (i) development of properties of Ps. 179.3 million, Ps. 99.9 million of which was used in the "Arcos" project and Ps. 79.4 million in the Shopping Neuquén project and; (ii) a decrease in financial assets, net of Ps. 10.8 million; (iii) loans granted to related parties of Ps. 268.5 million; mainly by us to Tyrus S.A. (a subsidiary of IRSA Inversiones y Representaciones S.A.); (iv) improvements made to our shopping centers of Ps. 61.1 million; (v) advance payments to suppliers of Ps. 29.6 million; (vi) the acquisition of capital stock of Avenida Inc. and Avenida Compras S.A. of Ps. 13.0 million; (vii) the acquisition of furniture and fixtures, machinery and equipment and other buildings and facilities of Ps. 11.9 million; (viii) improvements made to our offices and other rental properties of Ps. 4.3 million; and (ix) the acquisition of land reserves of Ps. 0.1 million.

Financing Activities
Fiscal Year 2016
Cash generated by financing activities was Ps. 579.67 million for the fiscal year ended on June 30, 2016, primarily due to: (i) repayment of borrowings of Ps. 5,043 million; (ii) interest expense of Ps. 278.2 million; (iii) payment of dividends of Ps. 114.6 million; (iv) payment of financial derivatives of Ps. 581; and (v) repayment of notes of Ps. 1,686 million; partially offset by (a) borrowings of Ps. 1,043 million; (b) collection of financial derivatives of Ps. 1,831 million; and (c) issuance of notes in the amount of Ps. 5,411 million.
Fiscal Year 2015
Cash used in financing activities was Ps. 660.9 million for the fiscal year ended on June 30, 2015, primarily due to: (i) repayment of borrowings of Ps. 509.6 million; (ii) interest paid of Ps. 213.4 million; (iii) payment of Ps. 148.5 million in dividends; (iv) payment of financial derivatives of Ps. 16.1 million; and (v) dividends paid to non-controlling interests of Ps. 3.9 million; partly offset by borrowings of Ps. 329.8 million.
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
Capital Expenditures
Fiscal Year 2016
During the fiscal year ended on June 30, 2016, we made capital expenditures investments of Ps. 188.0 million, of which: (i) Ps. 167.7 million were used in the acquisition of investment properties, mainly, in connection with improvements to our shopping centers; (ii) Ps. 13.7 million are related to the acquisition of property, plant and equipment; and (iii) Ps. 6.6 million were used in advance payments for the acquisition of general investments.
Fiscal Year 2015
During the fiscal year ended on June 30, 2015, we made capital expenditure investments of Ps. 2,927.5 million, of which: (i) Ps. 186.5 million were used in development of properties, Ps. 1.5 million of which was used in Distrito Arcos and Ps. 185.0 million in Alto Comahue; (ii) Ps. 14.0 million were used in advance payments for the acquisition of general investments; (iii) Ps. 60.4 million were related to improvements made to our shopping centers; (iv) Ps. 28.1 million are related to the acquisition of machinery, equipment, and furniture and fixtures, and other buildings and facilities; (v) Ps. 2.0 million were used in improvements made to our offices and other rental properties, and (vi) Ps. 2,636.5 million are related to the acquisition of properties from our parent company.
Fiscal Year 2014
During the fiscal year ended on June 30, 2014, made in capital expenditure investments of Ps. 285.7 million, of which: (i) Ps. 179.3 million were used in development of properties, Ps. 99.9 million of which was used in the "Arcos" project and Ps. 79.4 million in the Shopping Neuquén project; (ii) Ps. 29.6 million were used in advance payments for the acquisition of general investments; (iii) Ps. 61.1 million were related to improvements made to our shopping centers; (iv) Ps. 11.9 million were related to the acquisition of machinery, equipment, and furniture and fixtures, and other buildings and facilities; (v) Ps. 4.3 million were used in improvements made to our offices and other rental properties; and (vi) Ps. 0.1 million are related to the acquisition of land reserves.
Indebtedness
Our total consolidated debt outstanding as of June 30, 2016 was Ps. 5,893.1 million, 91.5% of which was denominated in US Dollars and the remaining 8.5% was denominated in Pesos.
The following table presents a breakdown of our indebtedness as of June 30, 2016 with a breakdown of its main components:

	Currency (in thousands)	Less than a year	From 1 to 2 years	From 2 to 3 years	From 3 to 4 years	More tan 4 years	Total	Average rate %(9)
Financial and Bank Loans
Notes Series II due 2023	US$	127,652	-	-	-	5,261,871	5,389,523	8.75
Notes Series I due 2017 (1) (2) (3)	US$	409,091	-	-	-	-	409,091	Mixed rate
Banco Provincia de Buenos Aires loan(4)	Ps.	36,074	-	-	-	-	36,074	-
Bank overdrafts(5)	Ps.	39,792	-	-	-	-	39,792	Mixed rate
Bank Loans(6)	Ps.	5,837	1,133	1,191	-	-	8,161	-
Finance leases(7)	US$	1,661	1,260	645	476	-	4,042	8.75
Total financial and bank loans		620,107	2,393	1,836	476	5,261,871	5,886,683
Related parties(8)	Ps.	6,385	-	-	-	-	6,385	Badlar
Total related parties		6,385	-	-	-	-	6,385
Total debt		626,492	2,393	1,836	476	5,261,871	5,893,068

Cash and cash equivalents and Current investments in financial assets	(1,805,372)
Total Net Debt	4,087,696

(1)
Includes interest, fees and expenses in connection with the issuance of debt to accrue.
(2)
Net of repurchased notes.
(3)
On September 18, 2015, we issued non-convertible notes Class I in the amount of Ps. 407.3 million, which pay a combined rate and have a maturity of 18 months. During the first three months, interest will be accrued at a fixed rate of 26.5 % and, from the fourth month until maturity, the Badlar rate plus 400 basis points will be applied. Interest will be paid on a quarterly basis and principal will be repaid in a lump sum at maturity.
(4)
On December 12, 2012, we subscribed a loan with Banco Provincia de Buenos Aires in the amount of Ps. 29 million. Principal was payable in nine quarterly consecutive installments starting in December 2013 with a one-year grace period to start repayment. In December 2015, the last principal installment was settled. On September 30, 2015, we subscribed a new loan with Banco Provincia de Buenos Aires in the amount of Ps. 145 million. Principal is payable in twelve monthly consecutive installments and interest is accrued at a 23% rate.
(5)
Granted by diverse financial institutions. They accrue interest rates ranging from 22% to 39% annually, and are due within a maximum term of three months from each year end.
(6)
On December 23, 2013, we subscribed a loan with Citibank N.A. of Ps. 5.9 million, which accrues interest at a 15.25% rate. Principal is payable in nine quarterly consecutive installments starting in December 2014. Additionally, on December 30, 2014, we subscribed a new loan with Citibank N.A. in the amount of Ps. 10 million, which accrues interest at a rate of 26.5%. Principal is payable in nine quarterly consecutive installments starting in December 2015.
(7)
They accrue interest rates ranging from 3.2% to 14.3% annually.
(8)
It includes credit lines with Nuevo Puerto Santa Fe and IRSA that bear interest at Badlar and at a fixed rate of 8.5%, respectively. Loan with IRSA was fully paid in at year end.
(9)
Average weighted rates.

Issuance of Notes
IRSA CP’s Series I Notes due 2017
On September 18, 2015, we issued Series I Notes under our Global Note Program for a total principal amount of Ps. 407,260,000. The Notes fall due 18 months after their issue date and accrue interest at a mixed rate of 26.5% per annum during the first three months, and for the remaining term, at the Badlar Private Rate plus 400 basis points. Interest is payable on a quarterly basis.
IRSA CP’s Series II 8.75% Notes due 2023
On March 3, 2016, we announced launched a cash tender offer for any and all of our outstanding 7.875% Notes due 2017, Series I.
On March 23, 2016, we issued Notes in an aggregate principal amount of US$ 360 million under our Global Note Program. The Series II Notes accrue interest semi-annually, at a fixed rate of 8.75% per annum, and are repayable upon maturity, on March 23, 2023. Their issue price was 98.722% of the principal amount. The use of proceeds was: (a) the repurchase of our IRSA CP Notes up to the outstanding amount of US$120 million and (b) the repayment in full the US$240.0 million unpaid balance of the purchase price we owe to IRSA for our acquisition of office buildings and land reserves in December 2014, along with accrued interest thereon.
IRSA CP’s Notes due 2023 are subject to certain covenants, events of default and limitations, such as the limitation on incurrence of additional indebtedness, limitation on restricted payments, limitation on transactions with affiliates, and limitation on merger, consolidation and sale of all or substantially all assets.
To incur additional indebtedness, IRSA CP is required to meet the Consolidated Interest Coverage Ratio on additional indebtedness, which should be greater than 2.00. The Consolidated Interest Coverage Ratio is defined as Consolidated EBITDA divided by consolidated interest expense. Consolidated EBITDA is defined as operating income plus depreciation and amortization and other consolidated non-cash charges.
The Series 2 Notes contain financial covenants limiting IRSA CP’s ability to declare or pay dividends in cash or in kind, unless the following conditions have been met at the time of payment:
a)
no Event of Default shall have occurred and be continuing;

b)
IRSA CP is able to incur at least US$ 1.00 of Additional Indebtedness under the “Limitation on Incurrence of Additional Indebtedness"; and

c)
the aggregate amount of such Restricted Payment exceeds the sum of:

i.
100% of cumulative EBITDA for the period (treated as one accounting period) from July 1, 2015 through the last day of the last fiscal quarter ended prior to the date of such Restricted Payment minus an amount equal to 150% of consolidated interest expense for such period; and

ii.
any reductions of Indebtedness of the Issuer or its Subsidiaries after the Issue Date any reductions of Indebtedness of the Issuer or its Subsidiaries after the Issue Date exchange to Capital Stock of the Issuer or its Subsidiaries.

On March 28, 2016 and April 8, 2016, we purchased US$ 59,152,000 and US$ 352,000, respectively, in aggregate principal amount of our 7.875% Notes due 2017, Series I, and also on those dates it instructed the Trustee to repay US$ 59,504,000 in aggregate principal amount of such Notes, resulting in an aggregate principal amount outstanding of our 7.875% Notes due 2017, Series I, of US$ 60,496,000. On April 4, 2016, the Board of Directors of IRSA CP approved the repayment of the outstanding balance of the US$ 60,496,000 of IRSA CP’s Notes, Series I. Payment of such Notes was made on May 4, 2016.
On April 6, 2016, we had repaid the outstanding balance of intercompany loan with IRSA for US$ 240 million plus accrued interest, which loan was related to the acquisition of an office portfolio in December 2014.

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
D. Trend Information
International Outlook:
As reported by the International Monetary Fund (“IMF”) in its “World Economic Outlook” (“WEO”), global activity increased by 3.1% in 2015, slightly below the projections mainly as a result of a strong decline in activity during the last quarter in the year. World growth is expected to reach 3.2% in 2016 and 3.5% in 2017. In 2016 and 2017, growth in developed economies is expected to remain steady at about 2%, driven by the growth in the United States of 2.5%, and in the Euro area, of 1.5%.
As of April 2016, emerging and developing economies have recorded growth rates at 4%, also slightly below the projections. They are expected to grow 4.1% and 4.7% by the end of 2016 and 2017. Emerging economies continue facing challenges as regards the inflow of foreign capital. Countries which are more flexible in terms of foreign exchange responded better to the global flow of capital than in previous desacelerations.
During 2014 and 2015, the commodities markets suffered a strong decline. Mainly, oil exhibited a sustained negative trend until reaching a historical low in February 2016. During 2016, the commodities markets exhibited a strong recovery with a 31.6% rise in oil prices. Soybean reversed the decline it had suffered in 2014 and 2015 and rose 33.6%.
The IMF’s forecasts indicate that inflation in the economies of emerging and developing markets will decrease from 4.7% in 2015 to 4.5% in 2016, due to the decline in the prices of raw materials and the effects of last year’s currency depreciations evening out.
Average inflation in advanced economies will remain below the goals set by central banks, mostly as a result of the lower price of oil. As of April 2016, the general level of inflation in advanced economies averaged 0.3%, the lowest since the global financial crisis.
Argentine economy:
On October, 2016, IMF published its growth projection for 2016 for 1.8% decline of the GDP. This correction was due to the change in policies implemented by the new government administration aimed at balancing certain macroeconomic distortions. Growth is expected to strengthen to 2.7 percent in 2017 on the back of moderating inflation and more supportive monetary and fiscal policy stances.
Shopping center and supermarket sales reached a total Ps. 4,374 million in April 2016, which represents a 41.4% increase as compared to the same period last year. Accumulated sales for the first four months of the year totaled Ps. 14,586 million, representing a 29.2% increase as compared to the same period last year.
The INDEC reports that, as of April 2016, industrial activity in Argentina decreased by 6.7% as compared to the same month in 2015. Manufacturing production accumulated a 2.4% decline during the first four months of the year as compared to the same period last year.
Regarding the balance of payments, in the first quarter of 2016 the current account deficit reached US$ 4,013 million, with US$ 1,403 million allocated to the goods and services trade balance, and US$ 2,572 million to the income account, which represents 72% of the foreign direct investment return.
During the first quarter of 2016, the financial account showed a surplus of US$ 8,510 million resulting from net income from the non-financial public sector and the Argentine Central Bank (“BCRA”) for US$ 6,233 million, from the non-financial private sector for US$ 1,701 million, and from the financial sector for US$ 576 million.
The stock of international Reserves fell by US$ 5,844 million in 2015. During the first half of 2016, reserves grew by US$ 4,944 million. At July, reserves stood at US$ 25,512 million.
Total gross external debt increased by US$ 10,605 million during the first quarter of 2016 and stood at US$ 163,236 million at March 2016.
The non-financial public sector and Argentine Central Bank debt was estimated at US$ 92,469 million, having increased by US$ 8,593 million during the first quarter of 2016. The Argentine Central Bank’s government security and bond outstanding balance increased by US$ 3,431 million during the first quarter of 2016. At the end of this quarter, the balance stood at 43,794 million.
The non-financial private debt grew US$ 2,261 during the first quarter of 2016. At March 2016, such debt stood at US$ 67,621 million.
The financial sector debt excluding the Argentine Central Bank decreased by US$ 250 million during the first quarter of 2016, reaching a total of US$ 3,145 million.
In connection with the fiscal sector, revenues recorded a year-on-year increase of 38.9% as of March 2016, whereas primary expenditure grew by 38.7% during the same period.
In local financial markets, the Private Badlar rate in Pesos ranged from 20% to 30% in the period from July 2015 to June 2016, averaging 28% in June 2016 against 20% in June 2015. The Argentine Central Bank discontinued its controlled floating exchange rate policy in December 2015; consequently, the Peso sustained a 63% nominal depreciation in the period from July 2015 to June 2016. At June 2016, the exchange rate stands at 14.50 pesos for each dollar.
At June 2016, Argentina’s country risk decreased by 97 basis points in year-on-year terms, maintaining a high spread vis-à-vis the rest of the countries in the region. The debt premium paid by Argentina was at 518 basis points in June 2016, compared to the 352 paid by Brazil and the 213 paid by Mexico.

Our Segments
Private consumption continues to be a significant component of economic activity, although in the past months there has been a slight deceleration in its growth rate. At June 2016, the Consumer Confidence Index (CCI) had shown a 22.2% decline as compared to June 2015, as well as a 1.9% increase as compared to June 2014. Sales in shopping centers in April 2016 reached a total amount of Ps. 4,374 million, which represented a 41.4% increase compared to the same month in 2015. Accumulated sales for the first four months of the year totaled Ps. 14,586 million and reached a 29.2% percentage variation compared to the same period the previous year.
According to Colliers International, as of June 2016, the A+ and A office inventory remained stable since the fourth quarter of 2015 at 1,655,954 sqm. In terms of rental availability, there was a 1% decrease in the vacancy rate to 6.4% during the second quarter of 2016 compared to the same period the previous year. Thus, the vacancy rate has remained at a stable range between 6% and 8% since 2010. These values indicate that the market is healthy in terms of its operations, allowing an optimum level of supply with balanced values. According to the market segments, class A properties show a vacancy rate of 7% for the entire stock, while A+ properties buildings show a vacancy rate of 5%.
During the second quarter of 2016, net absorption was negative at 400 sqm, i.e., more meters than the ones that have been occupied have become vacant, a situation that was not seen since 2012. This behavior of demand is mainly explained by the sub-market Zona Norte GBA, which concentrates most of the spaces that have become vacant. On the other hand, it is verified that the area that has become vacant in A+ properties (-2,908 sqm) was mostly absorbed by class A properties (as it was 2,474 sqm).
During the second quarter of 2016, rental prices remained steady as compared to the general average prices seen over the past ten years (US$ 24.8 per square meter). Compared to the previous quarter, a 2.5% increase was recorded (from US$ 24.1 per square meter to US$ 24.7 per square meter). This slight increase shows a 1.4% increase in rental prices for A+ properties (US$ 27.2 per square meter in the second quarter against US$ 26.8 per square meter in the first quarter) and a 2.4% increase in rental prices for A properties (US$ 23.4 per square meter in the second quarter against US$ 22.9 per square meter in the first quarter). The spread between both categories is US$ 3.8 and reached US$ 12 in low vacancy periods.
In turn, the sub-market Catalinas is currently the one with the best prices in the market. The average value of the properties in such area amounts to US$ 27.9 per square meter. This value is expected to increase over the next few months due to the addition of new towers with prices already over US$ 35 per square meter in the inventory.
At June 2016, the sub-market Zona Norte GBA shows average rental prices of US$ 23.3, almost at the same values of June 2015. Moreover, during the same month, the vacancy rate was 8.9%, compared to 9.5% in June 2015.
E. Off-Balance Sheet Arrangements
As of June 30, 2016, we did not have any off-balance sheet transactions, arrangements or obligations with unconsolidated entities or others that are reasonably likely to have a material effect on our financial condition, results of operations or liquidity.
F. Tabular Disclosure of Contractual Obligations
The table below presents the maturity of our significant contractual obligations as of June 30, 2016, which consist of loans, bonds, and development obligations and agreements to purchase real estate. The table does not include deferred income tax liability, obligations under operating leases, assignment of credits payable, other accounts payable or costs to be incurred on the units not yet sold.
	Payments due by period
As of June 30, 2016	Less than 1 year	Between 1 and 2 years	Between 2 and 3 years	Between 3 and 4 years	More than 4 years	Total(1)
	(In thousands of Ps.)
Trade and other payables	403,329	2,153	1,420	8,917	744	416,563
Borrowings (excluding finance leases liabilities)	1,217,484	479,468	474,957	473,760	6,708,028	9,353,697
Finance leases	1,661	1,260	645	476	-	4,042
Derivative financial instruments	2,857	-	-	-	-	2,857
Total	1,625,331	482,881	477,022	483,153	6,708,772	9,777,159

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
As of the date of this annual report, our board of directors is comprised of nine directors and seven alternate directors.
The table below contains certain information relating to our directors and alternate directors:

Name	Date of birth	Office held	Date of appointment	Term in office expires in (1)	Office held since
Eduardo Sergio Elsztain	01/26/1960	Chairman	2015	2018	1994
Saúl Zang	12/30/1945	First Vice-chairman	2015	2018	2003
Alejandro Gustavo Elsztain	03/31/1966	Executive vice-chairman	2015	2018	2003
Daniel Ricardo Elsztain	12/22/1972	Regular director	2015	2018	2004
Fernando Adrián Elsztain	01/04/1961	Regular director	2015	2018	1998
Leonardo Fabricio Fernández(2)	06/30/1967	Regular director	2015	2018	2007
Enrique Antonini(2)	03/16/1950	Regular director	2015	2018	2007
Gastón Armando Lernoud	06/04/1968	Regular director	2015	2018	2010
Marcos Oscar Barylka(2)	06/29/1945	Regular director	2015	2018	2006
Juan Manuel Quintana	02/11/1966	Alternate director	2015	2018	2003
Pablo Daniel Vergara del Carril	10/03/1965	Alternate director	2015	2018	2006
Salvador Darío Bergel	04/17/1932	Alternate director	2015	2018	2006
Mauricio Elías Wior	10/23/1956	Alternate director	2015	2018	2006
Gabriel Adolfo Gregorio Reznik	11/18/1958	Alternate director	2015	2018	2004

(1)
As appointed by the Shareholders` meeting convened on October 30, 2015.
(2)
Independent directors, pursuant to Rule 10A-3(b)(1) of the Exchange Act.

The following is a brief biographical description of each member of our board of directors:
Eduardo Sergio Elsztain. Mr. Elsztain studied Economic Sciences at University of Buenos Aires (Universidad de Buenos Aires). He has been engaged in the real estate business for more than 20 years. He is the chairman of the board of directors of IRSA, Consultores Assets Management S.A., Dolphin Netherlands, Arcos del Gourmet S.A., Cresud, BACS Banco de Crédito & Securitización S.A., BrasilAgro Companhia Brasileira de Propiedades Agrícolas, Tarshop S.A., E-Commerce Latina S.A., and Banco Hipotecario S.A., among other companies. He is also Director at IDBD Development Corporation Ltd. He is Fernando Adrián Elsztain’s cousin and Alejandro Gustavo Elsztain’s and Daniel Ricardo Elsztain’s brother.
Saúl Zang. Mr. Zang obtained a law degree from the University of Buenos Aires. He is a member of the International Bar Association and of the Interamerican Federation of Lawyers. He is a founding partner of the Zang, Bergel & Viñes Law Firm. Mr. Zang is Chairman at Puerto Retiro S.A. and Vice-chairman of IRSA, Fibesa S.A. and Cresud, among other companies. He is also a member of the board of directors of Banco Hipotecario S.A., Nuevas Fronteras S.A., BrasilAgro Companhia Brasileira de Propiedades Agrícolas, IDBD Development Corporation Ltd., BACS Banco de Crédito & Securitización S.A., Tarshop S.A. and Palermo Invest S.A., among other companies.
Alejandro Gustavo Elsztain. Mr. Elsztain obtained a degree in agricultural engineering from the University of Buenos Aires. He is currently Chairman of the board of directors of Fibesa S.A. and Second Vice-chairman of the board of directors of IRSA and Cresud. In addition, he is Vice-chairman of the board of directors of Nuevas Fronteras S.A. and Hoteles Argentinos S.A. He is also a regular Director at BrasilAgro Companhia Brasileira de Propiedades Agrícolas, Emprendimientos Recoleta S.A. and IDBD Development Corporation Ltd., among other companies. Mr. Alejandro Gustavo Elsztain is the brother of our Chairman, Eduardo Sergio Elsztain and of Daniel Ricardo Elsztain. He is also Fernando Adrián Elsztain’s cousin.
Daniel Ricardo Elsztain. Mr. Elsztain obtained a degree in economic sciences at Torcuato Di Tella University and has a Master degree in Business Administration. He is also director of Condor Hospitality Trust. He has been our commercial director since 1998. Mr. Elsztain is Mr. Eduardo Sergio Elsztain’s and Mr. Alejandro Gustavo Elsztain’s brother and Fernando Adrián Elsztain’s cousin.
Fernando Adrián Elsztain. Mr. Elsztain studied Architecture from University of Buenos Aires. He has been engaged in the real estate business as consultant and as managing officer of a real estate agency. He is Chairman of the Board of Directors of Llao Llao Resorts S.A., Palermo Invest S.A. and Nuevas Fronteras S.A. He is also director of IRSA, Hoteles Argentinos S.A. and alternate director of Banco Hipotecario S.A. and Puerto Retiro S.A. He is the cousin of our Chairman, Eduardo Sergio Elsztain and our directors, Alejandro Gustavo Elsztain and Daniel Ricardo Elsztain.
Leonardo Fabricio Fernández. Mr. Fernández obtained a degree in law at University of Buenos Aires. He serves as an Alternate Director on the board of directors of Disco S.A. and Transportadora de Gas del Norte S.A.
Enrique Antonini. Mr. Antonini holds a degree in law from University of Buenos Aires. He is currently a member of the boards of directors of Banco Mariva S.A. (since 1992) and Mariva Bursátil S.A. (since 1997). He has served as a member of the board of directors of IRSA from 1993 to 2002 and he is currently Alternate Director. He is a member of the Banking Lawyers Committee (Comité de Abogados Bancarios) of the Bank Association and the International Bar Association.
Gastón Armando Lernoud. Mr. Lernoud obtained a law degree from Universidad del Salvador in 1992. He holds a master in corporate law at Palermo University (Universidad de Palermo) in 1996. He was a senior associate at Zang, Bergel & Viñes until June 2002, when he joined as legal counsel.
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
Juan Manuel Quintana. Mr. Quintana obtained a law degree from the University of Buenos Aires. He is a partner at Zang, Bergel & Viñes. In addition, he serves as Alternate Director of Nuevas Fronteras S.A. and Emprendimiento Recoleta S.A., among other companies.

Pablo Daniel Vergara del Carril. Mr. Vergara del Carril obtained a law degree from Argentina’s Catholic University where he teaches Commercial Law and Contract Law. He also lectures on Corporate Law, the Law of Contracts and Capital Markets for post-graduate programs. He is a member of the Legal Advisory Committee of Cámara de Sociedades Anónimas as well as Vice President of the Antitrust Law Committee of the Buenos Aires Bar Association (Colegio de Abogados de la Ciudad de Buenos Aires). He is a partner at Zang, Bergel & Viñes and a member of the board of directors of Emprendimiento Recoleta S.A., Nuevas Fronteras S.A., and Banco Hipotecario S.A.
Salvador Darío Bergel. Mr. Bergel obtained a law degree and a PhD at Universidad del Litoral. He is professor emeritus of Universidad de Buenos Aires and was a founding partner of Zang, Bergel & Viñes Law Firm. He also serves as an alternate director of Cresud.
Mauricio Elías Wior. Mr. Wior obtained his bachelor degrees in economics and accounting, and a master degree in finance from Tel Aviv University in Israel. Mr. Wior is currently a member of the board of directors of Ertach S.A. and Banco Hipotecario S.A. He has held positions at Bellsouth where he was Vice-President for Latin America from 1995 to 2004. Mr. Wior was also CEO of Movicom Bellsouth from 1991 to 2004. In addition, he led the operations of various cellular phone companies in Uruguay, Chile, Peru, Ecuador and Venezuela. He was president of the Asociación Latinoamericana de Celulares (ALCACEL); American Chamber of Commerce in Argentina; and the Israeli-Argentine Chamber of Commerce. He was director of Instituto para el Desarrollo Empresarial de la Argentina (IDEA), Fundación de Investigaciones Económicas Latinoamericanas (FIEL) and Tzedaka.
Gabriel Adolfo Gregorio Reznik. Mr. Reznik obtained a degree in civil engineering from the University of Buenos Aires. He worked for IRSA from 1992 until May 2005 at which time he resigned. He formerly worked for an independent construction company in Argentina. He is a regular of the board of directors of Emprendimiento Recoleta S.A., Puerto Retiro S.A., and Banco Hipotecario S.A., among others.
Employment Contracts with Our Directors
We do not have written contracts with our directors. However, Alejandro G. Elsztain, Fernando A. Elsztain and Daniel R. Elsztain are employed by us under the Labor Contract Law No. 20,744. In addition, our director Gaston Armando Lernoud provide services to us under the corporate services agreement. Law No. 20,744 governs certain conditions of the labor relationship, including remuneration, protection of wages, hours of work, holidays, paid leave, maternity protection, minimum age requirements, protection of young workers and suspension and termination of the contract.
Executive Committee
In conformity with our by-laws, the aspects related to the organization of the decision-making process are the responsibility of an Executive Committee made up by four directors, including our chairman and vice chairman.
The current members of the Executive Committee are Messrs. Eduardo Sergio Elsztain, Saúl Zang, Alejandro Gustavo Elsztain, and Fernando Adrián Elsztain.
The Executive Committee is in charge of the daily management of the activities delegated by the Board of Directors in conformity with current laws and our by-laws. Our by-laws authorize the Executive Committee to perform the following:
● designate managers and establish their duties and compensation;
● hire, impose disciplinary measures and terminate personnel, as well as determine salaries and compensation;
● enter into contracts related to our corporate purpose;
● manage and dispose of our assets;
● borrow funds for use in our operations; and
● create liens to secure our obligations, and engage in all acts necessary to manage our daily activities.
Senior Management
Senior management performs its duties in accordance with the instructions of our board of directors.
The following chart shows information about our current senior management:
Name	Date of birth	Position	Current position held since
Alejandro Gustavo Elsztain	03/31/1966	Chief Executive Officer	2002
Daniel Ricardo Elsztain	12/22/1972	Chief Operating Officer	2011
Matías Gaivironsky	02/23/1976	Chief Financial and Administrative Officer	2016
Juan José Martinucci	01/31/1972	Chief Commercial Officer	2013

The following is a brief description of each of our executive officers who are not members of our board of directors:
Matías Gaivironsky. Matías Gaivironsky obtained a degree in business administration from University of Buenos Aires. He has a master degree in Finance from CEMA University. Since 1997 he has served in different positions at Cresud, IRSA and with us, and he was appointed Chief Financial Officer in December 2011. In early 2016 he was appointed our Chief Financial and Administrative Officer. Formerly, in 2008, he acted as Chief Financial Officer of Tarshop S.A.
Juan José Martinucci. Juan José Martinucci obtained a degree in business sciences from Fundación de Altos Estudios, where he graduated as Specialized Technician in Strategical Communication. He subsequently, he attended the Management Development Program at IAE Business School. With more than 20 years experience working with us, he has served in different managerial positions, from Center Manager in Alto Palermo Shopping to his latest position as Shopping Center Regional Manager for five years. Since the beginning of 2013, he serves as Chief Commercial Officer.

Supervisory Committee
Our Supervisory Committee (“Comisión Fiscalizadora”) is responsible for reviewing and supervising our administration and affairs. In addition, it verifies compliance with our by-laws and the resolutions adopted at shareholders’ meetings. The members of our Supervisory Committee are appointed at our Annual General Ordinary shareholders’ meeting for a one-year term. Our Supervisory Committee is composed of three members and three alternate members.
The following table sets forth information about the members of our Supervisory Committee who were elected at the Annual General Ordinary Shareholders’ Meeting held on October 30, 2015. Positions will expire when the next annual general ordinary shareholders’ meeting takes place which is expected to be held on or about October 31, 2016:

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

Set forth below is a brief biographical description of each member of our Supervisory Committee:
José Daniel Abelovich. Mr. Abelovich obtained a degree in accounting from University of Buenos Aires. He is a founding member and partner of Abelovich, Polano & Asociados S.R.L. a firm member of Nexia International, an accounting firm in Argentina. Formerly, he was manager of Harteneck, López y Cía/Coopers & Lybrand and has served as a senior advisor in Argentina for the United Nations and the World Bank. He is a member, among others, of the supervisory committees of Cresud, IRSA, Hoteles Argentinos, Inversora Bolívar and Banco Hipotecario S.A.
Marcelo Héctor Fuxman. Mr. Fuxman obtained a degree in accounting from University of Buenos Aires. He is a partner of Abelovich, Polano & Asociados S.R.L., a firm member of Nexia International, an accounting firm in Argentina. He is also member, among others, of the supervisory committees of Cresud, IRSA, Inversora Bolívar and Banco Hipotecario S.A.
Noemí Ivonne Cohn. Mrs. Cohn obtained a degree in accounting from the University of Buenos Aires. She is a partner at Abelovich, Polano & Asociados S.R.L. / Nexia International, an accounting firm in Argentina, where she works in the audit area. Mrs. Cohn worked in the audit area of Harteneck, Lopez y Cía., Coopers & Lybrand in Argentina and Los Angeles, California. Mrs. Cohn is a member, among others, of the supervisory committees of Cresud and IRSA.
Sergio Leonardo Kolaczyk. Mr. Kolaczyk obtained a degree in accounting from University of Buenos Aires. He serves at Abelovich, Polano & Asociados S.R.L./Nexia International. He is also an alternate member of the supervisory committees of Cresud and IRSA, among other companies.
Roberto Daniel Murmis. Mr. Murmis holds a degree in accounting from Buenos Aires University. He is a partner at Abelovich, Polano & Asociados S.R.L, a firm member of Nexia International. He formerly served as an advisor to the Secretariat of Public Revenue (Secretaría de Ingresos Públicos) of the Argentine Ministry of Economy. Furthermore, he is a member of the supervisory committees of Cresud, IRSA, Futuros y Opciones S.A. and Llao Llao Resorts S.A., among other companies.
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
Audit Committee
In accordance with the Argentine Capital Markets Law, and the CNV Rules, our board of directors established an audit committee. The primary function of our Audit Committee is to assist our board of directors in performing its duty of exercising due care, diligence and competence in issues relating to us, specifically in the enforcement of the accounting policy and in the issuance of accounting and financial information, the management of business risk and of internal control systems, the conduct and ethical soundness of the company’s business, the supervision of the integrity of our financial statements, the compliance by our company with the legal provisions, the independence and capability of the independent auditor and the performance of the internal audit function of our company and of the external auditors. Also, the Audit Committee may, at the request of the Board, render an opinion as to whether transactions between related parties involving relevant amounts can be reasonably considered adequate according to normal market conditions. In accordance with the applicable rules our Audit Committee must hold sessions at least with the same frequency required to the board of directors.
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
On November February 5, 2016, our board of directors appointed Enrique Antonini, Leonardo Fernández and Marcos Barylka, all of them independent board members, as members of the audit committee. We have a fully independent audit committee as per the standard provided in Rule 10(A)-3(b)(1) of the General rules and regulations promulgated under the U.S. Securities Exchange Act of 1934.

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
We do not enter into employment agreements with our directors. Nor do we provide stock option plans or any other compensation system for the board members other than as described above.
At our annual ordinary shareholders meeting held on October 30, 2015, the shareholders agreed to pay an aggregate compensation of Ps.76.4 million to the members of the board of directors for the fiscal year ended June, 2015. At the end of the 2016 fiscal year, these amounts had been fully paid.
Supervisory Committee
The shareholders’ meeting held on October 30, 2015, approved by a majority vote not to pay any compensation to our Supervisory Committee.
Senior Management
Our senior managers are paid a fixed amount that is determined on the basis of their experience, competencies and background. Senior management is also paid an annual bonus that varies depending on the performance of each individual and on the results of our operations.
For the year ended June 30, 2015, our senior management (including members of our board of Directors) was paid a total of Ps.14.1 million.
As of June 30, 2015 we had a total of Ps.14.1 million earmarked as pension, retirement and/or similar benefits for our directors and the members of our executive committee, Supervisory Committee and Audit Committee.
Audit Committee
The members of the Audit Committee do not receive compensation other than fees for their services as members of the board of directors.
Defined Contribution Plan
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
Incentive Plan for Managers
Our Shareholders’ Meetings held on October 31, 2011, October 31, 2012, October 31, 2013 and November 14, 2014 ratified the resolutions approved thereat relating to the incentive plan for the our executive officers, providing that up to 1% of our shareholders’ equity by allocating the same number of owned treasury stock (the “Plan”), and delegated to the board of directors the broadest powers to fix the price, term, form, modality, opportunity and other conditions to implement such plan. Under such framework, and in accordance with the Capital Markets Law, we made the corresponding filings with the CNV and, pursuant to comments received from the CNV, we made modifications to the Plan which, once cleared by the CNV, were explained to and approved by the shareholders meeting that took place on November 14, 2014, which in turn, delegated to the board of directors the broadest powers to administer the Plan.
We have developed a medium and long term incentive and retention stock program (the “Stock Program”) for our management team and key employees under which share-based contributions were calculated based on the annual bonus for the years 2011, 2012, 2013 and 2014.
The beneficiaries under the Plan are invited to participate by the board of directors and their decision to access the Plan is voluntary.
In the future, the Participants or their successors in interest will have access to 100% of the benefit (IRSA’s shares contributed by us) in the following cases:

if an employee resigns or is dismissed for no cause, he or she will be entitled to the benefit only if five years have elapsed from the moment of each contribution;
●
retirement;
●
total or permanent disability;
●
death.
While participants are part of the Stock Program and until the conditions mentioned above are met to receive the shares corresponding to the contributions based on the 2011 to 2013 bonus, participants will receive the economic rights corresponding to the shares assigned to them.
For fiscal 2014, the Stock Program provided an extraordinary reward consisting of freely available stock payable in a single opportunity on a date to be determined by us. The date was fixed for June 26, 2015 for our payroll employees and the payroll employees of PAMSA, ERSA, ARCOS and FIBESA who received IRSA’s shares.
In addition, we have decided to grant a bonus to all personnel with more than two years of seniority and who do not participate in the Stock Program described above, which bonus consists of a number of shares equivalent to their compensation for June 2014.
The shares allocated to the Plan by us are shares purchased in 2009, which the Shareholders’ Meeting held on October 2011 specifically decided to allocate to the Stock Program.
Compensation Committee
We do not have a compensation committee.
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
Audit Committee
In accordance with Capital Markets Law, and the CNV Rules, our board of directors established an audit committee. The primary function of our Audit Committee is to assist our board of directors in performing its duty of exercising due care, diligence and competence in issues relating to us, specifically in the enforcement of the accounting policy and in the issuance of accounting and financial information, the management of business risk and of internal control systems, the conduct and ethical soundness of the company’s business, the supervision of the integrity of our financial statements, the compliance by our company with the legal provisions, the independence and capability of the independent auditor and the performance of the internal audit function of our company and of the external auditors. Also, the Audit Committee may, at the request of the Board, render an opinion as to whether transactions between related parties involving relevant amounts can be reasonably considered considered adequate according to normal market conditions. In accordance with the applicable rules our Audit Committee must hold sessions at least with the same frequency required to the board of directors.
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
On November February 5, 2016, our board of directors appointed Enrique Antonini, Leonardo Fernández and Marcos Barylka, all of them independent board members, as members of the audit committee. We have a fully independent audit committee as per the standard provided in Rule 10(A)-3(b)(1) of the General rules and regulations promulgated under the U.S. Securities Exchange Act of 1934.
Compensation Committee
There is no compensation committee.

  D. Employees
As of June 30, 2016, we had 964 employees, of which 461 employees are subject to collective bargaining agreements. We believe that we are in good relationships with our employees. We subcontract third parties through tender processes for construction of its development projects and for the provision of security, maintenance and cleaning services at its shopping centers and offices.
The following table shows the number of employees as of the indicated dates:
	Fiscal year ended June 30,
	2016	2015	2014
IRSA Propiedades Comerciales S.A.(1)	828	827	730
Emprendimiento Recoleta S.A.	30	29	28
Fibesa S.A.	20	22	24
Panamerican Mall S.A.	70	71	73
Arcos del Gourmet S.A.	6	8	1
Nuevo Puerto Santa Fe S.A.	16	16	16
Total	964	973	872

(1) In January 2014 we assigned administrative employees to Cresud under the Agreement for the Exchange of Corporate Services. For further information, see “Related Party Transactions”. In April and May 2015, the employees assigned to IRSA related to operation of buildings and the Real Estate division was transferred to us as part of the transferred office assets made on December 22, 2014. For more information see Item 4.A History and Development of the Company. In June 2015 the employees assigned to Cresud under the Joint Administrative Services Agreement were transferred us.

E. Share Ownership

The following table sets forth the amount and percentage of our common shares beneficially owned by our directors, senior managers and members of the supervisory committee as of June 30, 2016(2).
Share Ownership
Name	Position	Amount	Percentage
(in thousands)
Directors
Eduardo Sergio Elsztain	Chairman	1,192,218(1)	94.6%(1)
Saúl Zang	First Vice Chairman	—	—
Alejandro Gustavo Elsztain	Executive Vice Chairman / Chief Executive Officer	1,615	0.1%
Daniel Ricardo Elsztain	Director / Chief Operating Officer	—	—
Fernando Adrián Elsztain	Director	—	—
Leonardo Fabricio Fernández	Director	—	—
Enrique Antonini	Director	—	—
Gastón Armando Lernoud	Director	17	—
Marcos Oscar Barylka	Director	—	—
Pablo Daniel Vergara del Carril	Alternate Director	28	—
Salvador Darío Bergel	Alternate Director	—	—
Mauricio Elías Wior	Alternate Director	—	—
Gabriel A.G. Reznik	Alternate Director	—	—
Juan Manuel Quintana	Alternate Director	—	—
Senior Management
Matias Gaivironsky	Chief Financial Officer	9	—
Juan José Martinucci	Chief Commercial Officer	—	—
Supervisory Committee
José Daniel Abelovich	Member	—	—
Marcelo Héctor Fuxman	Member	—	—
Noemi Cohn	Member	—	—
Sergio Leonardo Kolaczyk	Alternate Member	—	—
Roberto Daniel Murmis	Alternate Member	—	—
Alicia Graciela Rigueira	Alternate Member	—	—

(1) Mr. Eduardo Sergio Elsztain, chairman of our board of directors, as of June 30, 2016, beneficially own of 154,992,345 common shares of Cresud representing 30.88% (on a fully diluted basis) of its total share capital. Although Mr. Elsztain does not own a majority of the common shares of Cresud, he is its largest shareholder and exercises substantial influence over Cresud. Cresud, as of June 30, 2016, owned 63.4% of IRSA’s common shares. If Mr. Elsztain were considered to control Cresud due to his significant influence over it, he would be considered to be the beneficial owner of 63.4% of IRSA’s common shares (includes (i) 366,788,251 common shares beneficially owned by Cresud, and (ii) 900 common shares owned directly by Mr. Elsztain). Therefore, IRSA, as of June 30, 2016 owns 94.6% of our common shares. If Mr. Elsztain were considered the beneficial owner of 63.4% of IRSA, he would be the beneficial owner of 94.6% of our common shares through IRSA.
(2) David Alberto Perednik resigned his position as alternate director on September 29, 2016. For more information please see “Recent Developments-Resignation as alternate director.”

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

Share Ownership, as of June 30, 2016

The following table sets forth information regarding ownership of our capital stock by each person known to us to own beneficially at least 5% of our common shares, the ANSES (the Argentine Social Security National Agency) and all our directors and officers as a group, as of the date of this annual report.
	Share Ownership
	Number of common shares (in thousands)	Actual Percentage(1)
IRSA	1,192,218	94.6%
Directors and officers excluding Eduardo Sergio Elsztain(2)	1,669	0.1%
ANSES	17,393	1.4%
Total	1,211,280	96.1%

(1)	Figures may not sum due to rounding.
(2)	Includes only direct ownership of our directors and senior management, other than Eduardo Elsztain. Information as of June 30, 2016.

Through its ownership of our common stock, IRSA currently has voting control over us and has the power to direct or influence the direction of our management and policies. IRSA is an Argentine real estate company engaged in a range of real estate activities in Argentina. IRSA’s common shares are listed and traded in the MVBA through the BCBA and the New York Stock Exchange.

As of June 30, 2016, Cresud owned 63.4% of IRSA’s common shares. Cresud is a leading Argentine producer of basic agricultural products. Cresud’s common shares are listed and traded in the MVBA through the BCBA and the NASDAQ.

Mr. Eduardo Sergio Elsztain is the chairman of our board of directors, and the beneficial owner of (i) 154,992,345 common shares of Cresud held by IFISA, (ii) 752 common shares of Cresud held by Consultores Venture Capital; and (iii) 565 common shares held directly by him, representing 30.9% of the share capital of Cresud. Although Mr. Elsztain does not own a majority of the common shares of Cresud, he is its largest shareholder and exercises substantial influence over Cresud. In addition, as of June 30, 2016, Cresud owned 63.4% of IRSA’s common shares. If Mr. Elsztain were considered to control Cresud due to his significant influence over it, he would be considered to be the beneficial owner of 63.4% of IRSA’s common shares (includes (i)) 366,788,251 common shares beneficially owned by Cresud and (ii) 900 common shares owned directly by Mr. Elsztain). Therefore, IRSA currently owns 94.6% of our common shares. If Mr. Elsztain were considered to be the beneficial owner of 63.4% of IRSA, he would be the beneficial owner of 94.6% of our common shares.

Changes in Share Ownership

	Share Ownership as of June 30,
Shareholder	2016	2015	2014	2013	2012
IRSA	94.6%	95.8%	95.7%	95.7%	95.6%
Directors and officers	0.1%	0.1%	0.1%	0.1%	0.1%
ANSES	1.4%	1.4%	1.4%	1.4%	1.4%

Differences in Voting Rights
Our major shareholders do not have different voting rights.
Arrangements for change in control
There are no arrangements that may at a subsequent date result in a change in control.
Securities held in the host country
As of June 30, 2016, we had 1,260,140,508 common shares issued and outstanding of which 1,185,238,908 (or 94.1%) were held in Argentina. As of June 30, 2016, we had 1,872,540 American Depositary Shares (“ADS”) outstanding (representing 74,901,600 of our common shares, or 5.9% of all of our total common shares issued and outstanding). As of such date, we had seven registered holders of our ADS in the United States.

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
Offices and Shopping centers spaces leases
IRSA and Cresud rent office space for their executive offices located at the Intercontinental Plaza tower at Moreno 877 in the Autonomous City of Buenos Aires, which we have owned since December 2014. They also rent space that we own in the Abasto Shopping Center.
The offices of our president are located at 108 Bolivar, in the Autonomous City of Buenos Aires. The property has been rented to Isaac Elsztain e Hijos S.A., a company controlled by Eduardo Sergio Elsztain, our chairman, and certain of his family members and to Hamonet S.A., a company controlled by Fernando A. Elsztain, one of our directors, and certain of his family members.
In addition, Tarshop, Bacs Banco de Crédito y Securitización S.A., BHN Sociedad de Inversión S.A., BHN Seguros Generales S.A. and BHN Visa S.A. rent offices owned by us in different buildings. In addition, we also let various spaces in our Shopping Centers (stores, stands, storage space or advertising space) to third parties and related parties such as Tarshop S.A. and Banco Hipotecario S.A..
Lease agreement entered into with these related parties include clauses and values in line with those agreed upon with unrelated parties.
Agreement for the Exchange of Corporate Services with Cresud and IRSA
Considering that each of IRSA, Cresud and us have operating areas which are somewhat similar, the Board of Directors deemed it advisable to implement alternatives aimed at reducing certain fixed costs of our combined activities and to lessen their impact on operating results while seizing and optimizing the individual efficiencies of each of them in the different areas comprising the management of operations.
To such end, on June 30, 2004, a Master Agreement for the Exchange of Corporate Services (“Frame Agreement") was entered into between IRSA, Cresud and us, which was amended several times to bring it in line with evolving requirements. The agreement has a term of 24 months, is renewable automatically for equal periods, unless it is terminated by any of the parties upon prior notice.
This agreement currently provides for the exchange and sharing of services among the following areas: Human Resources, Finance, Institutional Relations, Administration and Control, Insurance, Security, Agreements, Technical Tasks, Infrastructure and Services, Procurement, Architecture and Design, Development and Works, Real Estate, Hotels, Board of Directors, Board of directors of Real Estate Business, General Manager Office, Board Safety, Audit Committee, Real Estate Business Management, Human Resources of Real Estate Business, Fraud Prevention, Internal Audit and Agricultural Investment Management.
Pursuant to this agreement, the companies hired an external consulting firm to review and evaluate half-yearly the criteria used in the process of liquidating the corporate services, as well as the basis for distribution and source documentation used in the process indicated above, by means of a half-yearly report.
The operations indicated above allow both IRSA and Cresud to keep our strategic and commercial decisions fully independent and confidential, with cost and profit apportionment being allocated on the basis of operating efficiency and equity, without pursuing individual economic benefits for any of the related companies.
Special reimbursement with different payment methods
We and our related parties undertake different commercial actions and promotions intended to promote the influx and consumption of the public in our shopping centers.
Certain promotions are offered on specific dates or periods, different types of discounts to clients and/or interest-free financing plans. We and our related parties entered into agreements with different financial entities and/or related parties, such as Banco Hipotecario S.A. and Tarshop S.A.
These agreements generally establish different reimbursement rates for costumers that purchase in all the shops that are part of the network using the payment methods specified by each financial entity and, in certain circumstances, additional financing plans with zero interest rates. The costs of the reimbursements given to the customers generally are distributed proportionally among the tenants of the shops and the financial entities, while the cost of the financing at zero interest rate is assumed by the financial entities. We and our related parties act as intermediaries, ensuring that the tenants adhere to the plan and advertising of these promotions. These activities do not generate any cash or transfer of income or cost between us and our related parties.
Hospitality Services
We and our related parties hire, in certain occasions, hotel services and lease conference rooms for events to Nuevas Fronteras S.A., Hoteles Argentinos S.A. and Llao Llao Resorts S.A., subsidiaries of IRSA.
Financial and service operations
We work with several financial entities in Argentina for operations including, but not limited to, credit, investment, purchase and sale of securities and financial derivatives. Such entities include Banco Hipotecario S.A. and its subsidiaries. Furthermore, Banco Hipotecario S.A. and BACS Banco de Crédito y Securitización S.A. usually act as underwriters in Capital Market transactions.
Donations to Fundación IRSA and Fundación Museo de los Niños
Fundación IRSA is a non-profit charity institution that seeks to support and generate initiatives concerning education, the promotion of corporate social responsibility and the entrepreneurial spirit of the youth. It carries out corporate volunteering programs and fosters donations by the employees. The main members of Fundación IRSA's Board of Administrators are: Eduardo S. Elsztain (Chairman); Saul Zang (Vice-Chairman I), Alejandro Elsztain (Vice-Chairman II) and Mariana C. de Elsztain (Secretary). It finances its activities with donations from IRSA Propiedades Comerciales S.A., IRSA, Cresud and others related companies.

Fundación Museo de los Niños is a non-profit association established by the same founders of Fundación IRSA and its Management Board is formed by the same members as Fundación IRSA’s.
On October 31, 1997, we entered into an agreement with Fundación IRSA whereby 3,800 square meters of the constructed area at the Abasto shopping center was granted under a gratuitous bailment agreement for a term of 30 years. Subsequently, on October 29, 1999, Fundación IRSA assigned free of cost all the rights of use over such store and its respective obligations to Fundación Museo de los Niños.
On November 29, 2005, we signed another agreement with Fundación Museo de los Niños granting under gratuitous bailment 2,670.11 square meters of the constructed area at Alto Rosario shopping center for a term of 30 years.
Fundación Museo de los Niños has used these spaces to set up “Museo de los Niños”, Abasto and “Museo de los Niños, Rosario”, two interactive learning centers intended for children and adults. Both agreements establish the payment of common expenses and direct expenses related to the services performed by these stores should be borne by Fundación Museo de los Niños.
Line of Credit granted to IRSA
On June 25, 2014, we increased the existing credit line expiring on June 25, 2015 to US$ 60 million, which is priced at the one-year LIBOR rate plus 3.0%. Under this credit line, we and any of our subsidiaries will be lenders and IRSA and/or its subsidiaries (not our subsidiaries) will be the borrowers. In June 2015, the line of credit was renewed for an additional year until June 24, 2016. In addition, on July 5, 2016 the credit line was increased by up to US$ 120.0 million at an annual rate of 9% and expires on June 24, 2017.
As of the date of this annual report, the total amount granted from us to IRSA amounts to US$45 million.
Borrowings
In the normal course of its activities, we enter into diverse loan agreements or credit facilities between the related companies and/or other related parties. These loans accrue interest at market rates.
Purchase of financial assets
We usually invests excess cash in several instruments that may include those issued by related companies, acquired at issuance or from unrelated third parties through secondary market deals.
Investment in mutual funds of BACS Administradora de Activos S.A. S.G.F.C.I.
We invest from time to time our liquid fund in mutual funds managed by BACS Administradora de Activos S.A. S.G.F.C.I., which is a subsidiary of Banco Hipotecario, among other entities.
Legal Services
We hire legal services from Estudio Zang, Bergel & Viñes, in which Saúl Zang is a partner. Mr. Zang is a member of our Board of Directors and that of our related companies.
Property purchase - sale
We in the course of business operations may acquire or sell to or from other related parties certain real estate properties used for rental purposes
Acquisition of Investment Properties from IRSA
On December 22, 2014, we acquired from IRSA, 83,789 m2 of its premium office portfolio including the buildings República, Bouchard 710, Della Paolera 265, Intercontinental Plaza and Suipacha 652 and the “Intercontinental II” plot of land in order to consolidate a vehicle which main corporate purpose is to develop and operate commercial properties in Argentina. The total purchase price of the transaction was US$308 million, which had been paid as of June 30, 2016. For more information, see “Fiscal year ended as of June 30, 2015 - Acquisitions.”
On April 7, 2016, we acquired from IRSA, 16,012 m2 covering 14 floors and 142 garages in the building to be developed in the area of “Catalinas”, City of Buenos Aires. The purchase price of the transaction was established taking into account two components. On the one hand, the total surface area as measured in square meters to be acquired, settled on the amount of Ps. 455.7 million, which were already paid. On the other hand, an amount that will be determined according to the actual cost of the construction by square meters. For more information, see “Fiscal year ended as of June 30, 2016 - Acquisitions.”
Transfer of tax credits
Sociedad Anónima Carnes Pampeanas S.A. (a company controlled by Cresud) and Cresud, assigned credits to us and other related parties corresponding to value added tax export refunds related to such companies’ business activity.
C. Interests of Experts and Counsel
This section is not applicable.

ITEM 8.	Financial Information

A. Consolidated Statements and Other Financial Information
See Item 18 for our consolidated financial statements.
Legal or Arbitration Proceedings
Arcos del Gourmet
  In December 2011, we started to develop, through our subsidiary Arcos, the “Arcos” project located in the neighborhood of Palermo, City of Buenos Aires. On December 10, 2013, Administrative and Tax Contentious Court of Appeal of the City of Buenos Aires ratified an injunction that suspends the opening of the shopping center on the grounds that it has failed to obtain certain government permits. Despite the fact that the construction has all government permits in place, we have filed an appeal against the decision and have requested that the injunction be lifted, with favorable expectations. In such sense, on April 10, 2014, the government of the City of Buenos Aires issued a new environmental compliance certificate. We obtained a successful decision based on procedural matters. As a result of this decision, the lawsuit was rejected.
On the other hand, there is another judicial process currently being heard entitled “Federación de Comercio e Industria de la Ciudad de Buenos Aires y Otros c/ Gobierno de la Ciudad Autónoma de Buenos Aires s/ Amparo”. On August 29, 2014 the lower court rendered a decision rejecting the case.This resolution was appealed but afterwards, confirmed in December, 2014. Therefore, on December 18th, 2014, the “Arcos” Project was opened to the public, operating normally nowadays. Notwithstanding, the plaintiff appeared before the Superior Court of the City of Buenos Aires to request the review of the case based on the constitutional’s matters involved. The Court has not rendered a decision yet.
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
Other Litigation
On December 3, 2009, we filed a request with the Argentine Antitrust Authority’s opinion regarding our acquisition of common shares of Arcos del Gourmet. The Argentine Antitrust Authority advised the parties that the transaction had to be filed with the Antitrust Authority. The transaction approval request was thus filed on December, 2010. As of the date of this annual report, the Argentine Antitrust Authority has not granted such approval.
On April 11, 2011, Quality Invest requested the Argentine Antitrust Authority’s opinion regarding the acquisition by Quality Invest of an industrial plant owned by Nobleza Piccardo S.A.I.C. y F. located in San Martín, Province of Buenos Aires. The Argentine Antitrust Authority stated that there was an obligation to notify the situation, but Quality filed an appeal against this decision. Subsequently, the Court of Appeals confirmed the Antitrust Authorities' decision regarding the obligation to notify. Therefore, on February 23, 2012, the transaction was filed and on March 8, 2016 the transaction was authorized by the Antitrust Authorities.
On December 7, 2012, we have notified the Argentine Antitrust Authority of the acquisition of 50% of the common shares of EHSA, a company which holds 50% of the common shares of La Rural, which operates a convention center (Predio Ferial de Palermo); as of the date of this Annual Report the transaction is being analyzed by the Argentine Antitrust Authority.
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
●
5% of such net profits is allocated to our legal reserve, until such reserve amounts to 20% of our capital stock;
●
a certain amount determined at a shareholders’ meeting is allocated to the compensation of our directors and the members of our Supervisory Committee; and
●
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
The following table illustrates the ratio between the amounts paid as dividends and the total amount paid as dividends on each fully paid-in share for the fiscal years mentioned. The amounts stated in Pesos correspond to nominal Pesos on their respective dates of payment. See “Local Exchange Market and Exchange Rates”:

Year	Cash dividends	Share dividends	Total per share
	(Ps. )	(Ps.)	(Ps.)
2011	243,824,500	-	0.1936
2012	294,054,600	-	0.2334
2013	306,500,000	-	0.2432
2014	407,522,074	-	0.3234
2015	437,193,000	-	0.3469
2016	283,580,353	-	0.2250

B. Significant changes

Shareholders‘ Meeting:

Our 2016 annual meeting of shareholders will be held on October 31, 2016, in order to consider and approve, among others, (i) treatment and allocation of net income for the fiscal year ended June 30, 2016, (ii) consideration of payment of a cash dividend for up to Ps.312 million (iii) treatment of amounts paid as personal assets tax levied on the shareholders, (iv) renewal of delegation of powers conferred to the Board of Directors in order to determine the time and currency of issuance and further terms and conditions governing the issue of notes under the US$500,000,000 global note program currently in effect, as approved by the shareholders’ meetings dated October 31, 2011 and March 26, 2015 and its increase by an additional amount of US$100,000,000 as approved by the shareholders’ meeting dated October 30, 2015, (v) grant of indemnities to the Directors, Statutory Auditors and Managers who perform or have performed duties for the Company accessorily to the D&O policies, and (vi) amendment to article eleven of the bylaws regarding the renewal of the Board of Directors by thirds.

ITEM 9.	The Offer and Listing

  A. The offer and listing details
The following summary provides information concerning our share capital and briefly describes all material provisions of our bylaws and the Argentine Corporation Law.

Stock Exchanges in which our securities are listed

As of June 30, 2016, our outstanding capital stock consists of 1,260,140,508 shares of common stock, Ps. 0.1 face value per share.

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
	MVBA			NASDAQ
	Ps. Per 10 shares			US$ Per ADS
	Share Volume	High	Low	ADS Volume	High	Low
Fiscal Year 2012
1st Quarter	18,037	23.00	17.50	248,393	22.77	14.20
2nd Quarter	39,489	19.00	14.10	266,017	17.39	12.30
3rd Quarter	22,318	25.00	16.90	168,934	20.98	13.25
4th Quarter	63,243	23.00	17.00	318,674	18.55	10.42
Annual	143,087	25.00	14.10	1,002,018	22.77	10.42
Fiscal Year 2013
1st Quarter	5,871	22.50	20.00	99,866	15.74	12.15
2nd Quarter	90,077	28.00	22.55	188,528	17.00	15.00
3rd Quarter	17,519	34.00	27.50	156,742	17.73	13.78
4th Quarter	11,772	34.00	30.00	127,352	16.50	13.68
Annual	125,239	34.00	20.00	572,488	17.73	12.15
Fiscal Year 2014
1st Quarter	11,197	41.00	31.50	102,359	19.27	15.78
2nd Quarter	12,974	55.00	45.00	175,356	23.40	18.85
3rd Quarter	18,962	54.00	41.00	141,499	23.30	15.30
4th Quarter	9,884	53.00	41.20	110,745	22.52	17.40
Annual	53,017	55.00	31.50	529,959	23.40	15.30
Fiscal Year 2015
1st Quarter	17,546	80.00	47.50	80,099	23.00	19.75
2nd Quarter	24,189	77.00	58.00	78,402	23.00	17.95
3rd Quarter	9,817	89.00	60.00	81,134	38.00	22.60
4th Quarter	22,237	95.00	87.00	46,710	35.00	29.00
Annual	73,789	95.00	47.50	286,345	38.00	17.95
Fiscal Year 2016
1st Quarter	28,119	120.00	90.00	49,801	35.00	24.75
2nd Quarter	14,195	135.00	109.00	338,943	39.00	28.76
3rd Quarter	19,607	128.00	100.00	207,474	37.00	31.75
4th Quarter	34,857	144.00	127.00	227,759	39.80	36.51
Annual	96,778	144.00	90.00	823,977	39.80	24.75
Fiscal Year 2017
1st Quarter	36,716	175.00	136.00	49,981	44.70	36.00
July 2016	5,029	146.00	136.00	25,726	38.75	36.00
August 2016	4,812	143.00	138.00	9,683	39.35	37.33
September 2016	26,875	175.00	142.50	14,572	44.70	39.30
As of October 13, 2016	4,320	169.00	185.00	23,160	41.88	48.00

Source: Bloomberg

Due to the aggregate ownership of approximately 94.61% as of June 30, 2016 by our principal shareholder, the liquidity of our common shares is restricted and may frequently cause our stock not to be traded daily.

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
Almost all the provisions of the former Decree No. 677/2011 (the “Transparency Decree”) have been incorporated in the Capital Markets Law and in the CNV Rules. The Capital Markets Law provides rules and provisions guided by the following goals and principles:
● Promoting the participation of small investors, union associations, industry groups and trade associations, professional associations and all public savings entities in the capital market, particularly encouraging mechanisms designed to promote domestic savings and channel such funds towards the development of production;
● Strengthening mechanisms for the protection of and prevention of abuses against small investors for the protection of consumers’ rights;
● Promoting access of small and medium-sized companies to the capital market;
● Fostering the creation of a federally integrated capital market through mechanisms designed to achieve an interconnection of computer systems from different trading markets, with the use of state-of-the-art technology; and
● Encouraging simpler trading procedures available to users to attain greater liquidity and competitiveness in order to provide the most favorable conditions for the implementation of transactions.

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
Pursuant to the Capital Markets Law, the CNV has authorized six stock markets since September 2014, which are: Mercado Abierto Electrónico S.A. (“MAE”), Mercado a Término de Buenos Aires S.A., Mercado a Término de Rosario S.A., MVBA., Mercado de Valores de Córdoba S.A. y Mercado Argentino de Valores S.A.

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
Information regarding the BCBA

	As of June 30,
	2016	2015
Market capitalization (Ps. billion)	3,625	4,025
Average daily trading volume (1) (Ps. million)	310	150
Number of listed companies	100	99
(1) During the month of June.

Although companies may list all of their capital stock on the MVBA, in many cases a controlling block is retained by the principal shareholders resulting in only a relatively small percentage of many companies’ stock being available for active trading by the public on the MVBA. As of June 30, 2016, approximately 100 companies had equity securities listed on the MVBA. The Argentine securities markets are substantially more volatile than the securities markets in the United States and certain other developed countries. The MVBA Index experienced a 30.1% decrease in 2011, a 15.9% increase in 2012, a 88.9% increase in 2013, a 59.1% increase in 2014, a 36.1% increase in 2015 and a 25.8% increase during the six months of 2016. In order to control price volatility, the MVBA operates a system pursuant to which the negotiation of a particular stock or debt security is suspended for a 15 minute period when the price of the security registers a variation on its price between 10% and 15% and between 15% and 20%. Any additional 5% variation on the price of the security after that results in additional 10 minute successive suspension periods.

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
Our legal name is “IRSA Propiedades Comerciales S.A.” Our former legal name was Alto Palermo S.A. (APSA), which was modified by vote of the Extraordinary General Shareholders’ meeting held on February 5, 2015. We were organized and incorporated on August 29, 1889 under Argentine law as a stock corporation (Sociedad Anónima). Our by-laws were registered in the public registry of commerce of the city of Buenos Aires, currently named the Superintendence of Corporations (Inspección General de Justicia) on February 27, 1976 under number 323, on page 6, book 85 of the stock corporations volume. Pursuant to our bylaws, our term of duration expires on August 28, 2087. Article 4 of our bylaws defines our corporate purpose as follows:

●	Invest, develop and operate real estate, and specially shopping centers;
●	Invest, develop and operate personal property, and specially securities;
●	Issuing of Credit Cards;
●	Manage real or personal property, whether owned by us or by third parties;
●	Build, recycle or repair real property whether owned by us or by third parties;
●	Marketing products;
●	Agencies and representations;
●	Advise third parties with respect to the aforementioned activities; and
●	Fund projects, undertakings, works and/or real estate transactions of third parties.
Board of Directors
Voting of proposals in which Directors have material interest
Capital Markets Law establishes in Section 78, that the directors, and members of the supervisory committee of those companies whose securities are publicly offered, shall act in a loyal and diligent manner when exercising their functions. In that sense the aforementioned persons must follow the following rules:
●
shall not be allowed to make use of any corporate assets or confidential information for his/her own private purposes;
●
shall not be allowed to profit or permit a third party to profit, whether by an action or an omission to act, from any business opportunities available to the company;
●
shall be required to exercise any powers conferred to them solely for the purposes for which they were conferred under the law or the corporate bylaws or by a shareholders’ meeting or the board of directors; and
●
shall be required to meticulously ensure that no conflict of interest, whether direct or indirect, shall under any circumstances arise between his/her actions and the company’s interests.

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
i)
Directors, members of the supervisory body or surveillance committee, as well as chief executive officers or special managers of the issuing company appointed under section 270 of Argentine Companies Law No. 19,550;

ii) Natural persons or legal entities controlling or holding a substantial interest, as determined by the CNV, in the capital stock of the issuer or the issuer’s controlling entity;
iii) Any other company under the common control of the same controlling entity;
iv) The ascendants, descendants, spouses or siblings of any of the natural persons referred to in paragraphs i) and ii) above; and
v) Companies in which any of the persons referred to in paragraphs i) to iv) above hold a significant direct or indirect interest. Provided none of the circumstances described above is present, a subsidiary of the issuer shall not be deemed a “related party”.
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
Meetings of the Board of Directors
The Board of Directors can celebrate their meetings using teleconference technology. An absolute majority of the directors will constitute the quorum. Only the directors physically present at the time and those using teleconference technologies will be taken into consideration for the quorum. The resolutions of the Board of Directors will be passed by the vote of the majority of the directors physically present at the meeting and those using teleconference technologies.
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
Pursuant to the Corporations Law and Section 28 of our bylaws, liquid and realized profits of each fiscal year shall be distributed as follows:
●	allocate 5% of such net profits to legal reserve, until the amount of such reserve equals 20% of the capital stock;
●	the sum established by the shareholders’ meeting as remuneration of the of Directors and the supervisory committee;
●	dividends, additional dividends to preferred shares if any, or to optional reserve funds or contingency reserves or to a new account, or for whatever purpose the shareholders’ meeting determines.
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
Voting rights and Staggered Elections
Our stock capital is composed by book-entry common shares with face value of Ps. 0.1 per share and entitled to one vote each.
●	All directors and alternate directors are elected for a three-year term.
●	Our bylaws do not establish staggered elections.
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

Notices
Notice of shareholders’ meetings must be published for five days in the Official Gazette of the Republic of Argentina, in an Argentine newspaper of wide circulation and in the publications of Argentine exchanges or securities markets in which our common shares are traded, at least ten days prior to the date on which the meeting is to be held as per Argentine Corporation Law, and at least 20 days prior to the meeting as per Capital Markets Law. The notice must include information regarding the type of meeting to be held, the date, time and place of the meeting and the agenda. If there is no quorum at the meeting, notice for a meeting on second call must be published for three days, at least eight days before the date of the second meeting, and must be held within 30 days of the date for which the first meeting was called. The first call and second call notices may be sent simultaneously in order for the meeting on second call to be held on the same day as the meeting on first call, but only in the case of ordinary shareholders’ meetings. Shareholders’ meetings may be validly held with at least 10 days prior notice in the publications of Argentine exchanges or securities markets in which our common shares are traded if all common shares of our outstanding capital stock are present and resolutions are adopted by unanimous vote.
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
No Limitations on ownership of securities
There are no legal limitations to own our securities or exercise voting rights for residents, non-resident or foreign shareholders.
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
Amendment to the by-laws
At the shareholders’ meeting held on October 25, 2007, our shareholders voted to amend the following sections of our by-laws: (i) Section Twelve in order to adapt the performance bonds granted by directors to current rules and regulations, and (ii) Section Fifteen in order to incorporate the possibility of holding remote board meetings pursuant to the provisions of section 65 of Decree 677/01–currentlyy section 61 of Capital Markets Law-. Such amendment is attached here to as Exhibit 1.2.
At the shareholders’ meeting held on October 31, 2012, our shareholders voted to amend the following sections of our by-laws: (i) Section Sixteen in order to allow the Board of Directors to celebrate their meetings using teleconference technology. An absolute majority of the directors will constitute the quorum. Only the directors physically present at the time and those using teleconference technologies will be taken into consideration for the quorum. The resolutions of the Board of Directors will be passed by the vote of the majority of directors physically present at the meeting and those using teleconference technologies. Such amendment is attached here to as Exhibit 1.3.
At the shareholders’ meeting held on February 5, 2015, our shareholders voted to amend Section One of our by-laws in order to modify our legal name to IRSA Propiedades Comerciales S.A. Such amendment is attached here to as Exhibit 1.4.

C. Material Contracts
We have not entered into any material contracts outside the ordinary course of business other than those contracts described in the Related Party Transactions and Our Indebtedness Sections contained in this annual report.
  D. Exchange Controls
Foreign Currency Regulation
Under Decree No. 260/2002, the Argentine government had set up an exchange market through which all foreign currency exchange transactions are made. Such transactions were subject to the regulations and requirements imposed by the Argentine Central Bank. Under Communication “A” 3471, as amended, the Central Bank established certain restrictions and requirements applicable to foreign currency exchange transactions. If such restrictions and requirements are not met, criminal penalties shall be applied.
Under Communication “A” 6037, dated August 8th, 2016, no further authorization is required for residents and non-residents to have access to local exchange market and there is no amount or matter that limits the access thereto.
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
Under Decree No. 616/2005, as amended by Decree No. 3/2015, the Argentine government softened certain restrictions on the inflow and outflow of foreign currency into and from the Argentine exchange market, including that inflowing new indebtedness and debt renewals by persons domiciled abroad must be agreed and cancelled within periods not shorter than 120 calendar days –instead of the 365 day-period as originally established-, irrespective of the method of payment. Additionally, such debt may not be prepaid before the lapse of such period. Such restrictions do not apply to (i) foreign trade financing, or (ii) primary public offering of equity or debt instruments issued under the public offering procedure and listed on self-regulated markets.
Obligation for the settlement of funds through the MULC
General rules. Exports.
Pursuant to Decree No. 1606/2011 and Communications “A” 3602 and “A” 3493 of the Central Bank, any foreign currency derived from foreign trade must be settled through the MULC.
Within 365 running days as of the date of the disbursement of the funds abroad, corresponding to the payment of exportation of goods, advance payments of exports and pre financing loans for exports, such funds must be settled through the MULC. Such funds shall be credited in a local bank account duly opened in favor of the client, which may be either in Pesos or in another currency.
Services
Communication “A” 5264 set forth that the payments in foreign currency received by residents for the export of services and payment of losses for insurance policies hired with nonresidents under the applicable rules must be settled through the MULC within 365 running days as of its collection abroad or locally or its deposit in foreign bank accounts.
Such funds are exempted to be settled through the MULC to the extent such exemption is actually contemplated in the foreign exchange regulations and such amounts are applied for the cancellation of foreign financial indebtedness.
Outflow of capital, including the availability of cash or cash equivalents
Exchange Transactions Inquiry Program
Communication “A” 5850, of December 2015, revoke Communication “A” 5245 that regulated an Exchange Transaction Inquiry Program established on October 28, 2011, by the Federal Administration of Public Revenues (Administración Federal de Ingresos Públicos, or “AFIP”) through which the entities authorized by the Central Bank to deal in foreign exchange were supposed to inquire and register through an IT system the total Peso amount of each exchange transaction at the moment it is closed.
Financial Indebtedness
Any transactions arising from financial indebtedness of the financial sector, private non-financial sector and local governments are no longer subject to be settled in the foreign exchange market. However, if settled in the foreign exchange market, then according to Decree No. 616/2005 and 3/2015, these cannot be set off before the minimum term of stay, which is 120 running days (except for bonds listed in the authorized exchange stock markets).
Formation of off-shore assets by residents with and without subsequent allocation to specific purposes
Under Communication “A” 5850, 5899 and 6037 of the Central Bank, residents shall have access to the local exchange market without prior authorization of the Central Bank in order to purchase of foreign currency for the formation of off-shore assets by residents.
Outflow of funds for payment to non-residents
According to Communication “A” 5264, amended by Communication “A” 5377 (issued on December 14, 2012) and Communication “A” 6037, there are no limits or restrictions applicable for residents who access the foreign exchange market to pay services, debts and profits to non-residents. The access to the MULC requires the filing of certain documentation by residents demonstrating the validity of transactions in which the funds are purchased for its remittance abroad.

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
If services performed are not related to the activities actually developed by the resident, the financial entity shall require a copy of the contract by which the payment obligation arises from and an auditor report. Such requirements intend to demonstrate the actual rendering of services to the non-resident and the existence of the debt.
Payment of rents (interest, profits and dividends)
As of January 8, 2003, Communication “A” 3859, item 3, allowed Argentine companies to transfer abroad profits and dividends related to closed financial statements certified by independent accountants without being required to obtain the prior authorization of the Central Bank. Such Communication was replaced by Communication “A” 5264, amended by Communication “A” 5377 and Communication “A” 6037.
The payments of profits and dividends to non-residents or holders of our ADRs are authorized, insofar as such payments are made according to financial statements duly audited and approved at our annual meeting of shareholders’.
Payment of foreign financial indebtedness
Access to the exchange market is allowed for payments of principal amounts due.
In general terms, access to MULC for payment of principal, interest and prepayment of financial indebtedness incurred by Argentine residents in the private non-financial sector and financial sector are allowed subject to regulations set forth by Communications “A” 6037, of August 8, 2016.
Pursuant to Communication “A” 6037, no settlement in the local exchange market is required for the repayment of principal and interests, as long as it has been verified that the reporting system has been complied with in accordance with Communication “A” 3602. Additionally, the payment may only proceed if the funds disbursed remain in Argentina for at least 120 calendar days, in accordance with Decree No. 616/2005.
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
Direct investments made outside Argentina by Argentine residents
Argentine residents are required to meet the reporting system set forth in Communication “A” 4237 every year if the value of their investments abroad reaches or exceeds US$1.0 million and it’s under US$5.0 million, and every semester if it reaches or exceeds US$5.0 million. If the value of such investments abroad does not reach US$1.0 million, compliance with the reporting system is optional.
Sales of foreign exchange to nonresidents
Access to local exchange market shall be given as well to non residents for them to transfer to their own foreign accounts the payments collected in the country. Specific documentation that backs up the cause of the payment may be required by the Central Bank.
For further details regarding the exchange regulations applicable in Argentina, investors should consult their professional advisers and read the full text of Decree No. 616/2005, and Communication “A” 6037 of the Central Bank. Interested parties may consult such regulations through the website of the Ministry of Economy and Public Finance (http://www.infoleg.gob.ar) or the Central Bank (http://www.bcra.gob.ar).
Money Laundering
Argentine Law No. 25,246, as amended by Laws Nos. 26,118, 26,268 and 26,683, categorizes money laundering as a crime, which is defined as the exchange, transfer, management, sale or any other use of money or other assets obtained through a crime, by a person who did not take part in such original crime, with the potential result that such original assets (or new assets resulting from such original assets) have the appearance of having been obtained through legitimate means. In spite of the fact that there is a specific amount for the money laundering category (Ps.300,000), the crimes committed for a lower amount are also punished, but the prison sentence is reduced.
After the enactment of Law No. 26,683, money laundering was included in the Penal Code as an independent crime against economic and financial order and it was split from the title “Concealment” as originally disposed. Therefore, money laundering is a crime which may be prosecuted independently.
The money laundering law created the Financial Information Unit (UIF). UIF is in charge of the analysis, treatment and transmission of information to prevent and impede the money laundering originating from, among others:
a) Crimes related to the traffic and illegal commercialization of drugs (Law No. 23,737)
b) Crimes related to arms traffic (Law No. 22,415)
c) Crimes related to illegal association or terrorist association
d) Crimes committed by illegal associations organized to commit crimes for political or racial purposes;
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
On May 8, 2009, and in its capacity as obliged subject under the rules enacted by UIF, the CNV issued Resolution No. 554 which incorporated within the exchange market many provisions aimed at comply with money laundering prevention pursuant to Law No. 25,246, as amended. In that regard, such resolution established that any entity subject to the supervision of CNV could only take part in securities transactions if they were ordered by parties that were registered or domiciled in jurisdictions not included in the list of tax havens detailed in Decree No. 1344/98. Furthermore, the Resolution provided that securities transactions made by parties registered or domiciled in jurisdictions that are not included in such list, but that act as intermediaries of securities’ markets under the supervision of an agency similar to the CNV, were allowed only if such agency has signed a memorandum of mutual understanding with the CNV.
On February 2, 2012, Resolution No. 554 was replaced by Resolution No. 602 so as to adapt and complement the instructions issued by UIF applying to the entities under the supervision of CNV, including some payment modalities and control proceedings for the reception and deliver of funds to the clients, fixing amounts and instruments to be used. Moreover, such resolution updated the reference to the Decree which referred to tax havens (No. 1,037).
As part of a more comprehensive modification of the rules that govern the scope of supervision of CNV, derive from the enactment of the Capital Markets Law and the CNV Rules, which stablished a new regime for the public offer of securities, CNV issued a new re-arranged text of its rules. Through the CNV Rules, the CNV incorporates a new chapter of Money Laundering and Terrorist Financing including dispositions related to the fulfillment of duties to be complied by “Agentes de Negociación”, “Agentes de Liquidación y Compensación”, “Agentes de Distribución y Colocación” and “Agentes de Administración de Productos de Inversión Colectiva”, considered as obliged subject under the terms of sections 4, 5 and 22 of article 20 of Law No. 25,246. Such agents are obliged to comply with any provision arising from Law No. 25,246 and its amendments, regulations enacted by UIF, including decrees of National Executive Power with reference to the decisions adopted by the United Nations Security Council, in the fight against terrorism and to comply with the resolutions issued by the Ministry of Foreign Affairs, International Trade and Religion. Furthermore, “Agentes de Custodia de Productos de Inversión Colectiva (Sociedades Depositarias de Fondos Comunes de Inversión”); “Agentes de corretaje”, “Agentes de depósito colectivo” and listed companies with respect to contribution, irrevocable contributions or indebtedness made by a shareholder or a third person to become a shareholder in the future, are also reached by the resolution.
Those subjects must send by internet (through the online application of CNV) their tax identification number. Additionally, in case of companies, it must be informed the personal data of the “Compliance Officer” (both regular and alternate).
The CNV Rules provide that the subjects under their jurisdiction, may only take action to transactions in the scope of public offering of securities, stipulated, future or optional contracts of any nature and other instruments and financial products when made or directed by registered, domiciled or domestic subjects or those who reside in dominions, jurisdictions, territories or associated states that appear included in the list of cooperating countries provided in article 2º, subsection b) of Decree No. 589/2013.
When those subjects are not included in the referred list and, in their origin jurisdictions, are only registered intermediates of an entity subject to control and supervision of a body that fulfills similar duties to those of the CNV, the transactions shall only have effect provided that the body in their origin jurisdiction has signed a memorandum of understanding, cooperation and exchange of information with the CNV.
With the purpose of strengthening the requirements in order to grant the authorization to operate in the exchange market, some new requisites were established in connection with: (i) competence and capacity; (ii) moral integrity and honesty and (iii) solvency. Such requisites are subject to the appraisal of CNV and must be fulfilled by managers, directors, auditors and any other individual who perform duties or activities within the company.
Pursuant to Decree 360/2016 dated February 16, 2016, the Argentine government created the “National Coordination Program for Combating Money Laundering and Terrorist Financing” within the purview of the Ministry of Justice and Human Rights. Its purpose is to rearrange, coordinate and strengthen the anti-money laundering and anti-terrorist financing system at national level, in light of the actual risks that could impact the Argentine territory and the global requirements to be met under the scope of the obligations and international recommendations of the United Nations and FATF standards.
Moreover, Law No. 27,260, which introduced certain tax modifications and a new regime for residents to disclose undeclared assets, established that the UIF would now be within the purview of the Ministry of Economy and Finances.
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

   E. Taxation
United States Taxation
The following summary describes the material United States federal income tax consequences of the ownership of common shares and ADSs as of the date hereof. The discussion set forth below is applicable to U.S. Holders (as defined below). Except where noted, this discussion deals only with U.S. Holders that hold the common shares or ADSs as capital assets. This summary does not represent a detailed description of the United States federal income tax consequences applicable to you if you are subject to special treatment under the United States federal income tax laws, including if you are:
●
a bank;
●
a dealer in securities or currencies;
●
a financial institution;
●
a regulated investment company;
●
a real estate investment trust;
●
an insurance company;
●
a tax exempt organization;
●
a person holding the common shares or ADSs as part of a hedging, integrated or conversion transaction, constructive sale or straddle;
●
a trader in securities that has elected the mark-to-market method of accounting for your securities;
●
a person liable for alternative minimum tax;
●
a person who owns or is deemed to own 10% or more of the voting stock of our company;
●
a partnership or other pass –through entity for United States federal income tax purposes; or
●
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
●
an individual citizen or resident of the United States;
●
a corporation created or organized in or under the laws of the United States, any state thereof or the District of Columbia;
●
an estate the income of which is subject to United States federal income taxation regardless of its source; or
●
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
Passive Foreign Investment Company
Based on the current and projected composition of our income and the valuation of our assets, including goodwill, we do not believe we were a PFIC for United States federal income tax purposes for the taxable year ending June 30, 2016, and we do not currently expect to become a PFIC, although there can be no assurance in this regard. The determination of whether we are a PFIC is made annually. Accordingly, it is possible that we may be a PFIC in the current or any future taxable year due to changes in our asset or income composition or if our projections are not accurate. The volatility and instability of Argentina’s economic and financial system may substantially affect the composition of our income and assets and the accuracy of our projections. In addition, this determination is based on the interpretation of certain U.S. Treasury regulations relating to rental income, which regulations are potentially subject to differing interpretation.
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
From the effectiveness of Law No. 26,893, dividends are subject to an income tax withholding (the “Dividend Tax”) at a 10% rate on the amount of such dividends in respect of both Argentine and non-Argentine resident shareholders. The “Dividend Tax” has been repealed by Law No. 27,260 for dividend payments since July 22, 2016.
An income tax withholding will be applied to the amount of dividends distributed in excess of a company’s net taxable income determined in accordance with general income tax regulations for the fiscal years preceding the date of the distribution of such dividends (the “Equalization Tax”). The legislation requires that companies withhold 35% of the amount of distributed dividends in excess of the net taxable income of such distribution, as determined in accordance with the income tax law. Dividends distributed by an Argentine company are not subject to this tax to the extent that those dividends arise from dividend income or other distributions received by such company from other Argentine companies.
Dividend distributions made in kind (other than cash) will be subject to the same tax rules as cash dividends. Stock dividends on fully paid common shares are not subject to Equalization Tax.
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
It is not clear whether the term “includes” (as used in the implementing Decree 2,334/2013) means that the exemption only refers to sales of securities made through a stock exchange market duly authorized by the CNV or whether the implementing Decree 2,334/2013 intended to clarify that such sales were just one of the possibilities that may be covered by the exemption (in addition to publicly offering authorized securities, as provided in the Argentine Income Tax Law). Certain qualified tax authorities have publicly opined that the exemption exclusively refers to sales of securities made through a stock exchange market duly authorized by the CNV.
Losses arising from the sale, exchange or other disposition of common shares or ADSs can be applied only to offset such capital gains arising from the sale, exchange or other disposition of these securities, for a five-year carryover period.
Foreign beneficiaries
Capital gains obtained by non-Argentine individuals or non-Argentine entities from the sale, exchange or other disposition of common shares are subject to income tax, as the abovementioned exemption for common shares is not applicable to non-Argentine beneficiaries. Therefore, the gain derived from the disposition of common shares by foreign beneficiaries is subject to Argentine income tax at a 15% rate on the net capital gain or at a 13.5% rate on the gross price at the seller´s election. However there is currently no regulation under Argentine law with respect to how this election is made. When both the seller and the buyer are non-residents, the person liable to pay the tax shall be the buyer of the shares, quotas, equity interests and other securities transferred. However, as of the date of this annual report, no regulations have been issued stipulating the withholding and payment mechanism that the non-resident buyer should follow. Notwithstanding the above, based on certain tax precedents, there may be support to argue that gains obtained by a non-resident from the disposal of ADSs should be regarded as foreign source income and, therefore, not subject to Argentine income tax. As this is a controversial issue, further analysis is required.
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
Personal Assets Tax
Argentine entities, such as us, have to pay the personal assets tax corresponding to Argentine and foreign domiciled individuals and foreign domiciled entities for the holding of our shares. The applicable tax rate for fiscal year 2016 is 0.25% and is levied on the proportional net worth value (valor patrimonial proporcional), or the book value, of the shares arising from the last balance sheet of the Argentine entity calculated under Argentine GAAP. Pursuant to the Personal Assets Tax Law, the Argentine company is entitled to seek reimbursement of such paid tax from the applicable Argentine domiciled individuals and/or foreign domiciled shareholders.
Our shareholders approved the absorption of personal asset tax by us for the years 2002 to 2015. There can be no assurance that in the future this tax will be absorbed by us.

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
Law No. 27,260 has repealed this tax for fiscal years commenced since January 1, 2019.
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

A. Disclosure Controls and Procedures.
We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in the reports we file or submit under the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to management, including our Chief Executive Officer, Chief Financial Officer and Chief Administrative Officer, as appropriate, to allow timely decisions regarding required disclosure. In connection with the preparation of this Annual Report on Form 20-F, we carried out an evaluation under the supervision and with the participation of our management, including our Chief Executive Officer, Chief Financial Officer and Chief Administrative Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) under the Exchange Act) as of June 30, 2016. Based upon this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of the end of fiscal year 2016.
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
Management assessed the effectiveness of our internal control over financial reporting as of June 30, 2016. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in Internal Control–Integrated Framework (2013). Based on this assessment and the criteria set forth in Internal Control–Integrated Framework, management concluded that, as of the end of fiscal year 2016, our internal control over the financial reporting was effective.
C. Attestation Report of the Registered Public Accounting Firm
The effectiveness of the Company´s internal control over financial reporting as of June 30, 2016, has been audited by Price Waterhouse & Co. S.R.L., Buenos Aires, Argentina -member firm of PricewaterhouseCoopers International Limited-, an independent registered public accounting firm,  as stated in their report included herein. See “Report of Independent Registered Public Accounting Firm”.
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
On February 5, 2016, our board of directors officially appointed Leonardo Fernández, Enrique Antonini and Marcos Barylka, all of them whom are independent members, as members of the audit committee in accordance with Rule 10(A)-3(b)(1) of the General rules and regulations promulgated under the Securities Exchange Act of 1934. We have a fully independent audit committee as per the standard provided in Rule 10(A)-3(b) (1). Although all of them have significant corporate experience, as of the date of this annual report, the Board of Directors has not named a financial expert in accordance with the relevant SEC rules. Argentine law does not require companies to identify or designate a financial expert. As such, the Board of Directors has not designated a financial expert on the audit committee. We believe the designation of a financial expert is not necessary because all members of the audit committee have had significant corporate experience, with exposure to various financial and accounting matters.
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
Our Audit Committee pre-approves all services, fees and services provided by the external auditors to ensure the auditors’ independence. One of the main tasks of the Audit Committee is to give its opinion in relation to the appointment of the external auditors, proposed by the Board of Directors to the General Shareholder’s Meeting. In order to accomplish such task, the Audit Committee shall:
·	Require any additional and complementary documentation related to this analysis.
·	Verify the independence of the external auditors;
·
Analyze different kinds of services that the external auditor would provide to the company. This description must also include an estimate of the fees payable for such services, specifically in order to maintain the principle of independence;

·	Inform the fees billed by the external auditor, separating the audit services and other special services that could be not included in the audit services previously mentioned.
·	Take notice of any strategy proposed by of the external auditors and review it in accordance with the reality of other businesses and the risks involved;
·	Analyze and supervise the working plan of the external auditors considering the business’ reality and the estimated risks;
·	Propose adjustments (if necessary) to such working plan;
·
Hold meetings with the external auditors in order to: (a) analyze the difficulties, results and conclusions of the proposed working plan; (b) analyze eventual possible conflicts of interests, related party transactions, compliance with the legal framework and information transparency;

·	Evaluate the performance of external auditors and their opinion regarding the Financial Statements.
B. Code of Ethics
We have adopted a code of ethics that applies to our directors, officers and employees. Our code of ethics is posted in our website www.irsacp.com.ar. On July 25, 2005, our Code of Ethics was amended by our board of directors. The amendment was disclosed in a report on Form 6-K filed with the SEC on August 1, 2005.
If we make any substantive amendment to our code of ethics or grant any waivers, including any implicit waiver to any of its provisions, we will disclose the nature of such amendment or waiver in a report on Form 6-K or in our next annual report and we will post it on our website.
C. Principal Accountant Fees and Services.
Audit Fees
During fiscal years ended June 30, 2016 and 2015, we were billed for a total amount of Ps. 5.4 million and Ps. 3.1 million, respectively, for professional services rendered by our principal accountants for the audit of our annual financial statements and other services normally provided in connection with regulatory filings or engagements, such as the review of our interim financial statements.
Audit-Related Fees
During the fiscal year ended June 30, 2016 and 2015, no such audit-related services were provided.
Tax Fees
During the fiscal years ended June 30, 2016 and 2015, no such services were provided.
All Other Fees
As of June 30, 2015, we were billed for a total amount of Ps. 2.6 million for other professional services rendered by our principal accountants. During the fiscal years ended June 30, 2015, no such services were provided.
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

Rule 5605(c)(2) - Audit Committee Composition.
Argentine law does not require that companies have an audit committee comprised solely of independent directors and it is equally not customary business practice in Argentina to have such a committee. Argentine law instead requires that companies establish an audit committee with at least three members comprised of a majority of independent directors as defined by Argentine law. Nonetheless, although not required by Argentine law, we have a three-member audit committee comprised of entirely independent directors in accordance with Rule 10(A)-3(b)(1) of the General rules and regulations promulgated under the Securities Exchange Act of 1934, as independence is defined in Rule 10(A)-3(b)(1). Further, Argentine law does not require companies to identify or designate a financial expert. As such, although all the members of the audit committee have large corporate experience, as of the date of this annual report, the Board of Directors have not named designated a financial expert in accordance with the relevant SEC rules on the audit committee. In addition, we have a supervisory committee (comisión fiscalizadora) composed of three ‘syndics’ which are in charge of monitoring the legality, under Argentine law, of the actions of our board of directors and the conformity of such actions with our by-laws.

Rule 5620(c) - Quorum.
In lieu of the requirements of Rule 4350(f), we follow Argentine law and our bylaws, which distinguish between ordinary meetings and extraordinary meetings and both of them can be celebrated using teleconference technology, as long as the regulations related to accreditation, registration and quorum are complied with and the simultaneity of the shareholders and immediately of the process of verbal communication and issuance of the vote is guaranteed. The audit committee shall state the regularity of the resolutions adopted. The board of directors shall establish the rules and technical matters related to remote participation pursuant to the current rules and in conformity with the National Exchange Commission regulations. Shareholders physically present at the time and those using teleconference technologies will be taken into consideration for the quorum. In connection with ordinary meetings, a quorum consists of a majority of stocks entitled to vote. If no quorum is present at the first meeting, a second meeting may be called, in which the shareholders present or communicated through teleconference technologies, regardless of their number, constitute a quorum. Resolutions may be adopted by an absolute majority of the votes present or communicated through teleconference technologies. Argentine law, and our bylaws, requires in connection with extraordinary meetings, that a quorum consist of 60% of the stock entitled to vote. However, if such quorum is not present at the first meeting, our bylaws provide that a second meeting may be called and may be held with the number of shareholders present or communicated through teleconference technologies. In both ordinary and extraordinary meetings, decisions are adopted by an absolute majority of votes present at the meeting or communicated through teleconference technologies, except for certain fundamental matters (such as mergers and spin-offs (when we are not the surviving entity and the surviving entity is not listed on any stock exchange), anticipated liquidation, change in its domicile outside of Argentina, total or partial recapitalization of its statutory capital following a loss, any transformation in our corporate legal form or a substantial change in our corporate purpose, or the issue of bonds) which require an approval by vote of the majority of all the stock entitled to vote (all stock being entitled to only one vote.

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

H. Mine Safety Disclosures

This section is not applicable.

PART III

ITEM 17.	Financial Statements
We have responded to Item 18 in line of responding to this Item.

ITEM 18.	Financial Statements
Reference is made to pages F-1 through F-158.

ITEM 19.	Exhibits

INDEX OF EXHIBITS

Exhibit No.	Description of Exhibit
1.1*	Estatutos of the registrant, which serve as the registrant’s articles of incorporation and bylaws, and an English translation thereof.
1.2****	English translation of the amendment to the bylaws.
1.3**********	Amended and restated English translation of the bylaws.
1.4***********	Amended and restated English translation of the bylaws.
2.1*	Form of Deposit Agreement among us, The Bank of New York, as Depositary, and the holders from time to time of American Depositary Receipts issued there under.
2.2*	Shareholders Agreement, dated November 18, 1997, among IRSA International Limited, Parque Arauco S.A. and Sociedad Anónima Mercado de Abasto Proveedor (SAMAP).
2.3*	Put Option Agreement dated November 17, 1997, among IRSA Inversiones y Representaciones Sociedad Anónima and GSEM/AP.
2.4*	Offering Circular, dated March 24, 2000, regarding the issuance of Ps. 85,000,000 of our 14.875% Notes due 2005.
2.5
Indenture, dated March 23, 2016, between us as Issuer, The Bank of New York Mellon as Trustee, Co-Registrar, Principal Paying Agent and Transfer Agent, and Banco Santander Río S.A. as Registrar, Paying Agent, Transfer Agent and Representative of the Trustee in Argentina, with respect to our US$500,000,000 Global Note Program, pursuant to which US$360,000,000 000 aggregate principal amount of our 8.750% Notes due 2023, Series No. 2, were issued.

2.6
First Supplemental Indenture, dated March 23, 2016, between us as Issuer and The Bank of New York Mellon, as Trustee, Co-Registrar, Principal Paying Agent and Transfer Agent, The Bank of New York Mellon (Luxembourg) S.A., as Luxembourg Paying Agent and Luxembourg Transfer Agent and Banco Santander Río S.A., as Registrar, Paying Agent, Transfer Agent and Representative of the Trustee in Argentina to the Indenture, dated March 23, 2016, between us as Issuer, The Bank of New York Mellon as Trustee, Co-Registrar, Principal Paying Agent and Transfer Agent, and Banco Santander Río S.A. as Registrar, Paying Agent, Transfer Agent and Representative of the Trustee in Argentina, with respect to our US$500,000,000 Global Note Program, pursuant to which US$360,000,000 000 aggregate principal amount of our 8.750% Notes due 2023, Series No. 2, were issued.

4.1**	Agreement for the exchange of Corporate Service between us, IRSA and Cresud dated June 30, 2004.
4.2****	English translation of the Amendment to the Agreement for the exchange of Corporate Service between us, IRSA and Cresud dated August 23, 2007
4.3*****	English translation of the Second Agreement for the Implementation of the Amendment to the Corporate Services Master Agreement, dated August 14, 2008.
4.4******	English translation of the Third Agreement for the Implementation of the Amendment to the Corporate Services Master Agreement, dated November 27, 2009.
4.5*******	English translation of the Amendment to the Agreement for the exchange of Corporate Service between us, IRSA and Cresud, dated March 12, 2010.
4.6********	English translation of the Amendment to the Agreement for the exchange of Corporate Service between us, IRSA and Cresud, dated July 11, 2011.
4.7*********	English translation of the Fifth Agreement for the implementation of Amendments to the Corporate Services Master Agreement, October 15, 2012
4.8**********	English translation of the Sixth Agreement for the Implementation of the Amendment to the Corporate Services Master Agreement dated November 12, 2013.
4.9**********	English translation of the Second Amendment to the Exchange of Operating Services Agreement between the Company, Cresud and Alto Palermo dated February 24, 2014.
4.10***********	English translation of the Seventh Agreement for the Implementation of the Amendment to the Corporate Services Master Agreement dated February 18, 2015.
4.11	English translation of the Eighth Agreement for the Implementation of the Amendment to the Corporate Services Master Agreement dated November 12, 2015.
8.1	List of Subsidiaries
11.1***	Code of Ethics of the Company.
12.1	Certification pursuant to Section 302 of the Sarbanes-Oxley Act 2002
12.2	Certification pursuant to Section 302 of the Sarbanes-Oxley Act 2002
13.1	Certification pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2	Certification pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

*	Incorporated herein by reference to the same-numbered exhibit to the registrant’s registration statement on Form 20-F (File No. 000-30982).
**	Incorporated herein by reference to the registrant’s registration statement on Form 6-K (SEC File No. 000-30982).
***	Incorporated herein by reference to the registrant’s registration statement on Form 6-K reported on August 1, 2005.
****	Incorporated herein by reference to the annual report on Form 20-F (File No. 128 0-30982) filed with the SEC on December 27, 2007.
*****	Incorporated herein by reference to the annual report on Form 20-F (File No. 128 0-30982) filed with the SEC on December 30, 2008.
******	Incorporated herein by reference to the annual report on Form 20-F (File No. 1280-30982) filed with the SEC on December 30, 2009.
*******	Incorporated herein by reference to the annual report on Form 20-F (File No. 1280-30982) filed with the SEC on December 30, 2010.
********	Incorporated herein by reference to the annual report on Form 20-F (File No. 1280-30982) filed with the SEC on December 28, 2011.
*********	Incorporated herein by reference to the annual report on Form 20-F (File No. 1280-30982) filed with the SEC on October 26, 2012.
**********	Incorporated herein by reference to the annual report on Form 20-F (File No. 1280-30982) filed with the SEC on October 31, 2014.
***********	Incorporated herein by reference to the annual report on Form 20-F (File No. 1280-30982) filed with the SEC on October 23, 2015.

   SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

IRSA Propiedades Comerciales S.A.

Date: October 21, 2016	By:	/s/ Matias I. Gaivironsky
Name Matias I. Gaivironsky
Title Chief Financial and Administrative Officer

INDEX TO THE CONSOLIDATED FINANCIAL STATEMENTS

IRSA PROPIEDADES COMERCIALES S.A.
Page
Report of Independent Registered Public Accounting Firm.......................................	F - 2
Consolidated Statements of Financial Position as of June 30, 2016 and 2015...........	F - 3
Consolidated Statements of Comprehensive Income for the fiscal years ended June 30, 2016, 2015 and 2014…………………………………………………………….	F - 4
Consolidated Statements of Changes in Shareholders’ Equity for the fiscal years ended June 30, 2016, 2015 and 2014....................................................................	F - 5
Consolidated Statements of Cash Flows for the fiscal years ended June 30, 2016, 2015 and 2014.............................................................................................................
F - 8
Notes to the Consolidated Financial Statements.........................................................	F - 9

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Shareholders of
IRSA Propiedades Comerciales S.A.

In our opinion, the accompanying consolidated statements of financial position and the related consolidated statements of comprehensive income, of changes in shareholders´ equity and of cash flows present fairly, in all material respects, the financial position of IRSA Propiedades Comerciales S.A. and its subsidiaries at June 30, 2016 and June 30, 2015, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 2016 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of June 30, 2016, based on criteria established in Internal Control - Integrated Framework 2013 issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in accompanying Management’s Annual Report on Internal Control Over Financial Reporting under Item 15 ..
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
October 21, 2016

IRSA PROPIEDADES COMERCIALES S.A.

Consolidated Statements of Financial Position
as of June 30, 2016 and 2015
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

	Note	06.30.16	06.30.15
ASSETS
Non-current assets
Investment properties	10	3,908,178	4,156,025
Property, plant and equipment	11	116,111	109,394
Trading properties	12	14,189	8,567
Intangible assets	13	67,139	69,015
Investments in associates and joint ventures	8,9	229,695	181,918
Deferred income tax assets	26	59,781	51,631
Income tax credit		249	249
Trade and other receivables	16	488,198	90,431
Investments in financial assets	17	312,425	253,546
Total non-current assets		5,195,965	4,920,776
Current assets
Trading properties	12	-	3,154
Inventories	14	18,202	15,347
Income tax credit		345,815	1,635
Trade and other receivables	16	1,934,134	808,016
Investments in financial assets	17	1,772,323	292,320
Cash and cash equivalents	19	33,049	303,499
Total current assets		4,103,523	1,423,971
TOTAL ASSETS		9,299,488	6,344,747

SHAREHOLDERS’ EQUITY
Capital and reserves attributable to equity holders of the parent
Share capital		126,014	126,014
Inflation adjustment of share capital		69,381	69,381
Share premium		444,226	444,226
Legal reserve		39,078	39,078
Special reserve		15,802	15,802
Changes in non-controlling interest		(19,770)	(19,770)
Retained earnings		816,600	283,582
Total capital and reserves attributable to equity holders of the parent		1,491,331	958,313
Non-controlling interest		180,784	184,834
TOTAL SHAREHOLDERS’ EQUITY		1,672,115	1,143,147

LIABILITIES
Non-current Liabilities
Trade and other payables	20	326,069	247,812
Borrowings	23	5,266,576	3,322,488
Deferred income tax liabilities	26	186,368	107,102
Provisions	22	26,286	9,392
Total non-current liabilities		5,805,299	3,686,794
Current liabilities
Trade and other payables	20	963,931	802,151
Income tax liabilities		114,624	123,077
Payroll and social security liabilities	21	107,382	94,693
Borrowings	23	626,492	471,255
Derivative financial instruments	18	2,857	-
Provisions	22	6,788	23,630
Total current liabilities		1,822,074	1,514,806
TOTAL LIABILITIES		7,627,373	5,201,600
TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES		9,299,488	6,344,747
The accompanying notes are an integral part of these Consolidated Financial Statements.

IRSA PROPIEDADES COMERCIALES S.A.

Consolidated Statements of Comprehensive Income
for the fiscal years ended June 30, 2016, 2015 and 2014
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

	Note	06.30.16	06.30.15	06.30.14
Income from sales, rents and services	29	2,674,873	1,924,176	1,445,190
Income from expenses and collective promotion fund	29	1,183,627	833,905	667,824
Costs	30	(1,680,192)	(1,183,068)	(956,238)
Gross profit		2,178,308	1,575,013	1,156,776
Gain from disposal of investment properties	10	175,963	126,686	308
General and administrative expenses	31	(218,142)	(138,599)	(101,445)
Selling expenses	31	(162,221)	(117,683)	(76,854)
Other operating results, net	33	(39,319)	(97,042)	(27,387)
Profit from operations		1,934,589	1,348,375	951,398
Share of (loss) / profit of associates and joint ventures	8,9	(17,334)	14,585	(13,535)
Profit from operations before financing and taxation		1,917,255	1,362,960	937,863
Finance income……………………………………………………	34	512,555	105,138	124,495
Finance cost	34	(2,938,476)	(603,883)	(499,901)
Other financial results	34	1,714,702	47,215	74,730
Financial results, net	34	(711,219)	(451,530)	(300,676)
Profit before income tax		1,206,036	911,430	637,187
Income tax expense	26	(294,336)	(290,815)	(226,700)
Profit for the year		911,700	620,615	410,487
Total comprehensive income for the year		911,700	620,615	410,487

Attributable to:
Equity holders of the parent		816,598	581,269	377,003
Non-controlling interest		95,102	39,346	33,484

Profit per share attributable to equity holders of the parent during the year (Note 35):
Basic		0.65	0.46	0.30
Diluted		0.65	0.46	0.30

The accompanying notes are an integral part of these Consolidated Financial Statements.

IRSA PROPIEDADES COMERCIALES S.A.

Consolidated Statements of Changes in Shareholders’ equity
for the fiscal years ended June 30, 2016, 2015 and 2014
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

	Attributable to equity holders of the parent
	Share capital	Inflation adjustment of share capital	Share premium	Legal Reserve	Special reserve (1)	Changes in non-controlling interest	Retained earnings	Subtotal	Non- controlling interest	Total Shareholders' equity
Balance at June 30, 2015	126,014	69,381	444,226	39,078	15,802	(19,770)	283,582	958,313	184,834	1,143,147
Comprehensive income for the year	-	-	-	-	-	-	816,598	816,598	95,102	911,700
Dividends distribution – Shareholders’ meeting as of October 30, 2015 (Note 28)	-	-	-	-	-	-	(283,580)	(283,580)	-	(283,580)
Dividends distribution to non-controlling interest	-	-	-	-	-	-	-	-	(99,029)	(99,029)
Reduction of capital contribution of non-controlling interest	-	-	-	-	-	-	-	-	(123)	(123)
Balance at June 30, 2016	126,014	69,381	444,226	39,078	15,802	(19,770)	816,600	1,491,331	180,784	1,672,115

(1) Related to CNV General Resolution N° 609/12. See Note 28.

The accompanying notes are an integral part of these Consolidated Financial Statements.

IRSA PROPIEDADES COMERCIALES S.A.

Consolidated Statements of Changes in Shareholders’ equity
for the fiscal years ended June 30, 2016, 2015 and 2014
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

	Attributable to equity holders of the parent
	Share capital	Inflation adjustment of share capital	Share premium	Legal Reserve	Special reserve (1)	Changes in non-controlling interest	Retained earnings	Subtotal	Non- controlling interest	Total Shareholders' equity
Balance at June 30, 2014	126,014	69,381	444,226	39,078	15,802	(19,707)	138,693	813,487	192,102	1,005,589
Comprehensive income for the year	-	-	-	-	-	-	581,269	581,269	39,346	620,615
Dividends distribution – Shareholders’ meeting as of October 31, 2014 (Note 28)	-	-	-	-	-	-	(138,693)	(138,693)	-	(138,693)
Advanced dividends distribution – Shareholders’ meeting as of March 26, 2015 (Note 28)	-	-	-	-	-	-	(298,500)	(298,500)	-	(298,500)
Reimbursement of expired dividends (Note 28)	-	-	-	-	-	-	813	813	-	813
Capital contribution of non-controlling interest	-	-	-	-	-	-	-	-	122	122
Dividends distribution to non-controlling interest	-	-	-	-	-	-	-	-	(46,719)	(46,719)
Changes in non-controlling interest	-	-	-	-	-	(63)	-	(63)	(17)	(80)
Balance at June 30, 2015	126,014	69,381	444,226	39,078	15,802	(19,770)	283,582	958,313	184,834	1,143,147

(1)
Related to CNV General Resolution N° 609/12. See Note 28.

 The accompanying notes are an integral part of these Consolidated Financial Statements.

IRSA PROPIEDADES COMERCIALES S.A.

Consolidated Statements of Changes in Shareholders’ equity
for the fiscal years ended June 30, 2016, 2015 and 2014
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

IRSA PROPIEDADES COMERCIALES S.A.

Consolidated Statements of Cash Flows
for the fiscal years ended June 30, 2016, 2015 and 2014
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

	Note	06.30.16	06.30.15	06. 30.14
Operating activities:
Cash generated from operations	19	1,589,228	1,483,867	1,161,870
Income tax paid		(575,855)	(226,290)	(240,406)
Net cash generated from operating activities		1,013,373	1,257,577	921,464

Investing activities:
Acquisition and capital contribution of associates	9	(71,000)	(31,985)	(13,040)
Sale of equity interest in associates		-	19,140	-
Acquisition of investment properties from parent company		-	(89,789)	-
Capital contributions in joint ventures	8	(2,000)	(6,600)	(1,222)
Acquisition of investment properties	10	(167,666)	(248,846)	(244,824)
Proceeds from sale of investment properties		357,244	365,189	493
Proceed from barters		-	124	-
Acquisition of property, plant and equipment	11	(13,747)	(26,152)	(11,278)
Advance payments		(6,596)	(13,995)	(29,647)
Acquisition of intangible assets	13	(1,583)	(467)	(2,165)
Increase in financial assets		(9,916,383)	(1,554,810)	(1,285,519)
Decrease in financial assets		8,453,545	1,033,306	1,296,369
Loans granted to related parties		(533,525)	(38,507)	(268,459)
Loans repayment received from related parties		-	76,817	29,110
Collection of financial assets interests		37,156	102,344	12,330
Net cash used in investing activities		(1,864,555)	(414,231)	(517,852)

Financing activities:
Issuance of non-convertible notes		5,411,199	-	-
Payment of non-convertible notes		(1,686,393)	-	-
Acquisition of non-controlling interest		-	(80)	-
Borrowings obtained		1,043,553	329,763	365,367
Borrowings obtained from related parties		-	9,000	50
Capital contribution of non-controlling interest		-	121	-
Repayment of borrowings		(1,328,439)	(509,605)	(348,215)
Repayment of borrowings to related parties		(3,715,480)	-	-
Payments of financial leasing		(2,678)	(2,430)	(1,871)
Proceeds from derivative financial instruments		1,831,621	102	61,732
Payment of derivative financial instruments		(580,828)	(16,054)	(37,959)
Payment of seller financing		-	(105,861)	(1,640)
Dividends paid	28	(37,019)	(148,515)	(405,940)
Interest paid		(278,279)	(213,438)	(140,987)
Dividends paid to non-controlling interest		(77,587)	(3,946)	(7,443)
Net cash generated from (used in) financing activities		579,670	(660,943)	(516,906)

Net (Decrease) Increase in cash and cash equivalents		(271,512)	182,403	(113,294)
Cash and cash equivalents at beginning of year	19	303,499	116,706	223,385
Foreign exchange gain on cash and cash equivalents		1,062	4,390	6,615
Cash and cash equivalents at end of year	19	33,049	303,499	116,706

The accompanying notes are an integral part of these Consolidated Financial Statement.

IRSA PROPIEDADES COMERCIALES S.A.

Notes to the Consolidated Financial Statements
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

1.
Group´s business and general information

IRSA PROPIEDADES COMERCIALES S.A. (formerly Alto Palermo S.A., “IRSA Propiedades Comerciales” or “the Company”) is an Argentine real estate company mainly engaged in holding, leasing, managing, developing, operating and acquiring shopping malls and office buildings and holds a predominant position within the argentine market. IRSA Propiedades Comerciales was incorporated in 1889 under the name SAMAP and until 1984 operated the major fresh foodstuff market in the Autonomous City of Buenos Aires. The core asset was the historical building of Mercado de Abasto, which served as seat of the market from 1889 until 1984, when a sizable part of its operations was interrupted.

Since the Company was acquired by IRSA Inversiones y Representaciones Sociedad Anónima (hereinafter, IRSA) in 1994, it have been growing through a series of acquisitions and development projects that resulted in a corporate reorganization giving rise to the previous organizational structure and company name Alto Palermo S.A..

On December 22, 2014, the Company acquired from IRSA, 83,789 square meters of its premium office portfolio including the buildings República, Bouchard 710, Della Paolera 265, Intercontinental Plaza and Suipacha 652 and the “Intercontinental II” plot of land in order to consolidate a vehicle which main corporate purpose is to develop and operate commercial properties in Argentina. Furthermore, the consolidation of different assets of the Company was supplemented by launching the brand “IRSA Propiedades Comerciales” and by the change of corporate name of ALTO PALERMO S.A. (APSA) for IRSA PROPIEDADES COMERCIALES S.A. as continuation entity, such change of corporate name having been approved by the Special General Shareholders’ Meeting held on February 5, 2015.

On December 18, 2014 the Group inaugurated "Distrito Arcos" Shopping Center. Distrito Arcos, situated in Palermo neighborhood, in the Autonomous City of Buenos Aires, is a premium outlet stretching over a gross rental area of roughly 11,170 square meters, housing 60 stores and 37 stands.

Additionally, on March 17, 2015, the Group opened “Alto Comahue” Shopping Center in the city of Neuquén, in the Argentine Patagonia. Alto Comahue extends over a total area of 35,000 square meters and 9,889.6 square meters of gross rental space, with nearly 1,000 parking spaces – indoor and outdoor – and a big entertaining space including 6 movie theaters and a thematic restaurant that will begin to operate in the coming months. The building is composed of three levels: the underground level housing the parking and service area; the ground level, containing 5,100 square meters of shopping offers, and the first level, containing 720 square meters of restaurant space and 2,700 square meters of stores. The project is part of a mixed use complex that also homes a supermarket in operation and 2 additional plots of land. One of them is intended for the construction of a hotel and the other one – 18,000 square meters, owned by the Company – is intended for future housing development.

IRSA PROPIEDADES COMERCIALES S.A.

Notes to the Consolidated Financial Statements (Continued)
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

1.
Group´s business and general information (Continued)

As of the end of these financial statements, the Company held 16 shopping centers, operating 333,155 square meters in 15 of them, 79,048 square meters in 6 premium offices and 1 extensive land reserve for future commercial developments; we are operators and hold a majority interest in a portfolio of fourteen shopping centers in Argentina, seven of which are located in the Autonomous City of Buenos Aires (Abasto, Alcorta Shopping, Alto Palermo, Patio Bullrich, Buenos Aires Design, Dot Baires Shopping and Distrito Arcos, inaugurated on December 18, 2014), two in Buenos Aires province (Alto Avellaneda and Soleil) and the rest are situated in different provinces (Alto Noa in the City of Salta, Alto Rosario in the City of Rosario, Mendoza Plaza in the City of Mendoza, Córdoba Shopping Villa Cabrera in the City of Córdoba and Alto Comahue in the City of Neuquén, inaugurated on March 17, 2015 and operates, through a joint venture La Ribera Shopping, in the City of Santa Fe) and is owner of the historic building of the Patio Olmos Shopping Center, in the province of Córdoba, operated by a third party.

The Company’s stocks are traded in the Buenos Aires Stock Exchange (MERVAL: IRCP) and in United States of America’s NASDAQ (NASDAQ: IRCP).

IRSA Propiedades Comerciales and its subsidiaries are hereinafter referred to jointly as "the Group". See Notes 2.3 and 6 for further description of the Group´s companies and segments. Our main shareholder is IRSA.

These Consolidated Financial Statements have been approved by the Board of Directors to be issued on August 31, 2016.

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

IRSA PROPIEDADES COMERCIALES S.A.

Notes to the Consolidated Financial Statements (Continued)
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

2. Summary of significant accounting policies (Continued)

Under  IAS 29 “Financial Reporting in Hyperinflationary Economies”, the financial statements of an entity whose functional currency belongs to a hyperinflationary economy, regardless of whether they apply historic cost or current cost methods, should be stated at the current unit of measure on the balance sheet date. For such purpose, in general, inflation is to be computed in non-monetary items from the acquisition or revaluation date, as applicable. In order to determine whether an economy is to be considered hyperinflationary, the standard lists a set of factors to be taken into account, including an accumulated inflation rate near or above 100% over a three year period.

 As of June 30, 2016, it is not possible to compute the accumulated inflation rate for the three year period ending on that date based on the official statistics of the INDEC (Argentina Statistics Office), because in October 2015, the INDEC ceased to compute the Wholesale Domestic Price Index, and started to compute it again as from January 2016.

As of the date of these Consolidated Financial Statements, the Argentine peso does not meet the conditions to be treated as the currency of a hyperinflationary economy, pursuant to the guidelines set forth by IAS 29. Therefore, these consolidated financial statements have not been restated in constant currency.

However, over the last years, certain macroeconomic variables affecting the Company’s business, such as payroll costs, input prices and service rates, have experience significant annual changes. This factor should be taken into consideration in assessing and interpreting the financial condition and results of operations of the Company in these consolidated financial statements.

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

IFRS 16 "Leases". Will supersede IAS 17 currently in force (and associated interpretations) and its scope includes all leases, with a few specific exceptions. Under the new standard, lessees are required to account for leases under one single model in the balance sheet that is similar to the one used to account for financial leases under IAS 17. There are two exceptions to this rule: to recognize the lease of low-cost assets (for example, personal computers) and short-term leases (for instance, leases for a 12 month or shorter term). As regards the lease commencement date, the lessee shall recognize the obligation to make rental payments (for instance, leases payable) and an asset that represents the right to use the leased asset during the term of the lease agreement (rights of use). There is almost no changes to lessor accounting. Becomes effective for fiscal years beginning on January 1, 2019, that is, in the case of the Group for the fiscal year ended on June 30, 2020. It may be applied earlier if IFRS 15 is also adopted. The Group is currently assessing the potential impact of the amendments on its financial statements.

Amendments to IAS 7 "Disclosure initiative". Amendments provide that the entity shall disclose information so that users of the financial statements may assess the changes in liabilities resulting from financing activities, including both cash-flow and non-cash-flow derivatives. Becomes effective for fiscal years beginning on January 1, 2017, that is, in the case of the Group for the fiscal year ended on June 30, 2018. Comparative information for prior fiscal years is not mandatory. It may be applied earlier. The Group is currently assessing the potential impact of the amendments on its financial statements.

Amendments to IAS 12 "Recognition of deferred tax assets for unrealized losses". The amendments clarify the accounting of deferred income tax assets in the case of unrealized losses on instruments measured at fair value. Becomes effective for fiscal years beginning on January 1, 2017, that is, in the case of the Group for the fiscal year ended on June 30, 2018. It may be applied earlier. The Group is currently assessing the potential impact of the amendments on its financial statements.

IRSA PROPIEDADES COMERCIALES S.A.

Notes to the Consolidated Financial Statements (Continued)
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

2. Summary of significant accounting policies (Continued)

Amendments to IAS 1 "Presentation of Financial Statements". The amendments establish guidance on grouping significant items, provides for the disclosure of relevant information for certain items and disclosures that are to be included in relation to accounting policies adopted by each entity and other additional disclosures in financial statements. Becomes effective for fiscal years beginning on January 1, 2016, that is, in the case of the Group for the fiscal year ended on June 30, 2017. It may be applied earlier. The Group is currently assessing the potential impact of the amendments on its financial statements.

Cycle of annual improvements 2014. IFRS 5 “Non-current Assets Held for Sale and Discontinued Operations”: A new classification category has been established for these assets and the amendment adds guidance on how to treat changes to disposal plans for those assets classified as held for sale. Becomes effective for fiscal years beginning on January 1, 2016, that is, in the case of the Group for the fiscal year ended on June 30, 2017. The Group is currently assessing the potential impact of the amendments on its financial statements.

Cycle of annual improvements 2014. IFRS 7 “Financial Instruments: Disclosures”: It clarifies that amendments established in December 2011 on offsetting financial assets and liabilities, and amendments established in September 2014 will be of retroactive application to annual fiscal years as from January 1, 2013, in the first case, and January 1, 2016 in the second case. In addition, it sets forth the specific disclosure requirements related to servicing contracts related to financial assets transferred. Becomes effective for fiscal years beginning on January 1, 2016, that is, in the case of the Group for the fiscal year ended on June 30, 2017. The Group is currently assessing the potential impact of the amendments on its financial statements.

IAS 27 Revised “Separate financial statements”. On August 12, 2014 the IASB has released an amendment to IAS 27 “Equity method in separate financial statements”. The amendment reinstates the equity method as an option to account for investments in subsidiaries, joint ventures and associates in separate financial statements. The amendment becomes effective for fiscal years beginning on or after January 1, 2016, that is, in the case of the Group for the fiscal year ended on June 30, 2017. It may be applied earlier. The Group is currently assessing the potential impact of the amendments on its financial statements.

IFRS 9 “Financial Instruments”. This version adds a new impairment model based on expected losses and introduces some minor amendments to the classification and measurement of financial assets. The new standard replaces all previous versions of IFRS 9 and becomes effective for fiscal years starting on or after January 1, 2018 that is, in the case of the Group for financial statements ended on June 30, 2019. The Group is currently assessing the potential impact of the amendments on its financial statements.

IRSA PROPIEDADES COMERCIALES S.A.

Notes to the Consolidated Financial Statements (Continued)
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

2. Summary of significant accounting policies (Continued)

IFRS 15 “Revenue from contracts with customers”. Replaces IAS 11 “Construction Contracts”, IAS 18 “Revenue”, IFRIC 13 “Customer Loyalty Programs”, IFRIC 15 “Agreements for the Construction of Real Estate”, IFRIC 18 “Transfer of Assets from Customers” and SIC-31 “Revenue – Barter Transactions Involving Advertising Services”. Provides the new revenue recognition model derived from contracts with customers. The core principle underlying the model is satisfaction of obligations assumed with customers. Applies to all contracts with customers, other than those covered by other IFRSs, such as leases, insurance and financial instruments contracts. The standard does not address recognition of interest or dividend income. IFRS 15 becomes effective for all fiscal years beginning as from January 1, 2017, that is financial statements ending June 30, 2018, and may be adopted earlier. Application is retroactive. As of the date of these Consolidated Financial Statements, the Group is assessing the impact that this standard shall have on its financial position and the results of operations.

Amendments to IAS 16 “Property, Plant and Equipment” and IAS 38 “Intangible Assets”. The amendments provide further guidance on the calculation of depreciation and amortization. Becomes effective for fiscal years beginning on or after January 1, 2016; hence, in the case of the Group, they become effective for the fiscal year ended June 30, 2017. It may be applied earlier. The Group is currently assessing the potential impact of the amendments on its financial statements.

Modification to IFRS 11 “Joint Arrangements”. The amendments clarify accounting for acquisitions where the business involves joint operations. Amendment becomes effective for fiscal years beginning on or after January 1, 2016; hence, in the case of the Group, they become effective for the fiscal year ended June 30, 2017. It may be applied earlier. The Group is currently assessing the potential impact of the amendments on its financial statements.

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

The Group recognizes any non-controlling interest in the acquiree on an acquisition-by-acquisition basis either at fair value or at the non-controlling interest’s proportionate share of the acquirer’s net assets. The Group chooses the method to be used on case by case bases.

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

IRSA PROPIEDADES COMERCIALES S.A.

Notes to the Consolidated Financial Statements (Continued)
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

2. Summary of significant accounting policies (Continued)

The Group conducts its business through several operating and holding subsidiaries. Unless otherwise stated, the subsidiaries listed below have share capital consisting solely of ordinary shares, which are held directly by the Group and the proportion of ownership interests held equals to the voting rights held by the Group. The country of incorporation or registration is also their place of business. Subsidiaries are shown in alphabetical order.

			June 30, 2016		June 30, 2015		June 30, 2014
Name of the entity	Place of business / Country of incorporation	Principal activities	% of ownership interest held by the Group	% of ownership interest held by Non-controlling interest	% of ownership interest held by the Group	% of ownership interest held by Non-controlling interest	% of ownership interest held by the Group	% of ownership interest held by Non-controlling interest
Direct equity interest of IRSA Propiedades Comerciales S.A.:
Arcos del Gourmet S.A.	Argentina	Real estate	90%	10%	90%	10%	90%	10%
Emprendimiento Recoleta S.A.	Argentina	Real estate	53.68%	46.32%	53.68%	46.32%	53.68%	46.32%
Fibesa S.A.	Argentina	Real estate	100%	-	100%	-	100%	-
Panamerican Mall S.A.	Argentina	Real estate	80%	20%	80%	20%	80%	20%
Shopping Neuquén S.A.	Argentina	Real estate	99.14%	0.86%	99.14%	0.86%	99.07%	0.93%
Torodur S.A.	Uruguay	Investment	100%	-	100%	-	100%	-
Conil S.A.	Argentina	Real estate	-	-	-	-	100%	-

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

The Group determines at each reporting date whether there is any objective evidence that the investment in the associate is impaired. If this is the case, the Group calculates the amount of impairment as the difference between the recoverable amount of the associate and its carrying value and recognizes the amount adjacent to “share of profit / (loss) of an associate and joint ventures” in the statement of comprehensive income.

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

The Group determines at each reporting date whether there is any objective evidence that the investment in the joint ventures is impaired. If this is the case, the Group calculates the amount of impairment as the difference between the recoverable amount of the joint venture and its carrying value and recognizes the amount adjacent to ‘share of profit/ (loss) of an associate and joint ventures’ in the statement of comprehensive income.

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

2.4.
Segment reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the Chief Operating Decision Maker (“CODM”) the Group´s Executive Committee. The CODM is responsible for allocating resources and assessing performance of the operating segments. The operating segments are described in Note 6.

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

Foreign exchange gains and losses are presented in the statement of comprehensive income within finance income and finance costs, as appropriate, unless they are capitalized as explained in Note 2.19..

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

Land and property under constructions are not depreciated. Depreciation of the remaining investment properties is calculated, based on a component approach, using the straight-line method over the estimated useful life of each component. The remaining useful life as of June 30, 2016 is as follows:

Shopping centers portfolio	Between 11 and 30 years
Office and other rental properties portfolio	Between 8 and 28 years

As of each year-end an evaluation is performed to determine the existence of indicators of any decrease in recoverable value or useful life of assets. If there are any indicators, the recoverable amount and/or residual useful life of impaired asset(s) is estimated, and an impairment adjustment is made, if applicable. As of each year-end, the residual useful life of assets is estimated and adjusted, if necessary.

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

IRSA PROPIEDADES COMERCIALES S.A.

Notes to the Consolidated Financial Statements (Continued)
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

2. Summary of significant accounting policies (Continued)

The Group may sell its investment property when it considers they are not core to its ongoing rental business activities. Investment properties are derecognized when they are disposed of or when they are permanently withdrawn from use and no future economic benefits are expected to arise from their disposals. Gains or losses on disposals or retirements of investment properties are determined by comparing the net disposal proceeds and their carrying amounts at the date of disposal. The gains or losses are recognized in the statement of comprehensive income and disclosed separately under the line item “Gains from disposal of investment property”. Gains from the sale of such property are recognized when the significant risks and rewards have been transferred to the buyer. As for unconditional agreements, proceeds are recognized for generally when legal title to property passes to the buyer and the buyer intends to make the respective payment therefor. In the case of conditional agreements, the sale is accounted for where such conditions have been met. Where consideration receivable for the sale of the properties is deferred, it is discounted to present. The difference between the discounted amount and the amount receivable is treated as interest income and recognized over the period using the effective interest method.

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

IRSA PROPIEDADES COMERCIALES S.A.

Notes to the Consolidated Financial Statements (Continued)
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

2. Summary of significant accounting policies (Continued)

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. Such costs may include the cost of improvements and replacement of parts as they meet the conditions to be capitalized the carrying amount of those parts that are replaced is derecognized. Repairs and maintenance are charged to the income statement during the financial period in which they are incurred. Depreciation, based on a component approach, is calculated using the straight-line method to allocate the cost over the assets’ estimated useful lives. As of June 30, 2016 useful lives are as follows:

Other buildings and facilities	Between 5 and 23 years
Furniture and fixtures	10 years
Machinery and equipment	Between 3 and 10 years
Vehicles	5 years
Others	3 years

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

Gains and losses on disposals are determined by comparing the proceeds, net of direct expenses related to those proceeds, with carrying amount at the date of each transaction. Gains and losses from the disposal of property, plant and equipment items are recognized within “Other operating results, net” in the statement of comprehensive income.

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

IRSA PROPIEDADES COMERCIALES S.A.

Notes to the Consolidated Financial Statements (Continued)
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

2.            Summary of significant accounting policies (Continued)

A Group company is the lessor:

Operating lease – properties leased out to tenants under operating leases are included in “Investment properties” in the statement of financial position. See Note 2.25. for the recognition of rental income.

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

IRSA PROPIEDADES COMERCIALES S.A.

Notes to the Consolidated Financial Statements (Continued)
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

2.            Summary of significant accounting policies (Continued)

If the recoverable amount of the cash-generating unit is less than the carrying amount of the unit, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the unit and then to the other assets of the unit pro rata on the basis of the carrying amount of each asset in the unit. Impairment losses recognized for goodwill are included in the statement of comprehensive income and are not reversed in a subsequent period.

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

If the recoverable amount of an asset or cash-generating unit is estimated to be less than its carrying amount, the carrying amount of the asset or cash-generating unit is reduced to its recoverable amount. An impairment loss is recognized immediately in the statement of comprehensive income.

Assets or cash-generating units that have suffered an impairment loss are revised as of each year-end date to assess a potential reversal of such impairment. The impairment loss recognized in prior fiscal years may only be reversed if there has been a change in the estimates used to assess the recoverable value of assets or the cash-generating unit since the recognition of the impairment loss.

Where an impairment loss subsequently reverses the carrying amount of the asset or cash-generating unit is increased to the revised estimate of its recoverable amount, not to exceed the carrying amount that would have been determined if no impairment loss had been recognized for the asset or cash-generating unit in prior years. A reversal of an impairment loss is recognized in the statement of comprehensive income.

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

At year-end, the Group’s financial assets at amortized cost comprise items of cash, trade and other receivables.

(ii)
Financial assets at fair value through profit or loss

If either of the two criteria above is not met, the debt instrument is classified as “fair value through profit or loss”. The Group has not designated any debt investment as measured at fair value through profit or loss to eliminate or significantly reduce an accounting mismatch.

Changes in fair values and gains from disposal of financial assets at fair value through profit or loss are recorded within “Financial results, net” in the statement of comprehensive income.

At year-end, the Group’s financial assets at fair value through profit or loss comprise mutual funds, government bonds, non-convertible notes and public companies.

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

Changes in fair values and results from disposal of equity investments at fair value through profit or loss and dividends income are recorded within ”Financial results, net” in the statement of comprehensive income.

(b)
Recognition and measurement

Regular purchases and sales of financial assets are recognized on the trade-date–the date on which the Group commits to purchase or sell the asset. Financial assets are derecognized when the rights to receive cash flows from the investments have expired or have been transferred and the Group has transferred substantially all risks and rewards of ownership.

At initial recognition, the Group measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss, transaction costs that are directly attributable to the acquisition of the financial asset. Transaction costs of financial assets carried at fair value through profit or loss are expensed in the statement of comprehensive income.

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

The amount of the impairment is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset’s original effective interest rate. The carrying amount of the asset is reduced and the amount of the loss is recognized in the consolidated income statement. As a practical expedient, the Group may measure impairment on the basis of an instrument’s fair value using an observable market price. If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the reversal of the previously recognized impairment loss is recognized in the consolidated statement of comprehensive income.

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

The Group manages exposures to various risks using hedging instruments that provide the appropriate economic outcome. The Group does not use derivative financial instruments for speculative purposes. To date, the Group has used future and forwards contracts, as deemed appropriate.

IRSA PROPIEDADES COMERCIALES S.A.

Notes to the Consolidated Financial Statements (Continued)
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

2.            Summary of significant accounting policies (Continued)

The Group’s policy is to apply hedge accounting to hedging relationships where it is both permissible under IFRS 9, practical to do so and its application reduces volatility, but transactions that may be effective hedges in economic terms may not always qualify for hedge accounting under IFRS 9. To date the Group has not applied hedge accounting to any of its derivative financial instruments. Trading derivatives are classified as a current asset or liability on the statement of financial position. Gains and losses on other derivatives are classified in “Financial results, net”, in the statement of comprehensive income.

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

The Group collectively evaluates for impairment smaller-balance homogeneous receivables, which are grouped on the basis of similar risk characteristics, taking into account asset type, collateral type, past-due status and other relevant factors. The Group applies allowance factors, which in the judgment of management represent the expected losses over the life of the receivables. In determining those factors, the Group considers the following: (i) delinquencies of the credits, (ii) loss history and the general behavior of clients, (iii) trends in volume and terms of receivables, (iv) the experience and depth of the debtors’ management, (v) national and local economic trends, (vi) concentrations of credit by individual credit size and by class of receivable, and (vii) the effect of other external factors.

IRSA PROPIEDADES COMERCIALES S.A.

Notes to the Consolidated Financial Statements (Continued)
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

2.            Summary of significant accounting policies (Continued)

The amount of the provision of doubtful accounts is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the original effective interest rate. The carrying amount of the asset is reduced through the use of an allowance account, and the amount of the loss is recognized in the statement of income within “Selling expenses”. Subsequent recoveries of amounts previously written off are credited against “Selling expenses” in the statement of comprehensive income.

2.16.
Trade and other payables

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

2.19.
Borrowing costs

General and specific borrowing costs (interest and foreign exchange differences) directly attributable to the acquisition, construction or production of qualifying assets, which are assets that necessarily take a substantial period of time to get ready for their intended use or sale, are added to the cost of those assets, until such time as the assets are substantially ready for their intended use or sale.

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

Provisions are measured at the present value of the cash flows expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in the provision due to passage of time is recognized in the statement of comprehensive Income.

2.21.
Employee benefits

(a)
Pension plans obligations

The Group operates a defined contribution plan. A defined contribution plan is a pension plan under which the Group pays fixed contributions into a separate entity. The Group has no legal or constructive obligations to pay further contributions if the fund does not hold sufficient assets to pay all employees the benefits relating to employee service in the current and prior periods. The contributions are recognized as employee benefit expense in the statement of comprehensive income when they are due.

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

2.22.
Share-based payments

The Group operates an incentive plan, under which certain selected employees, directors and top management of IRSA Propiedades Comerciales S.A., IRSA and Cresud have a right to matching shares of IRSA and Cresud, although they must hold their purchased shares and remain with the employer entity for a certain period of time.

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

The fair value of the share-based payment will be recognized in the statement of comprehensive income under the straight-line method over the vesting period in which the right to the shares of IRSA and Cresud becomes irrevocable (“vesting period”); such value shall be based on the best available estimate of the number of shares expected to vest. Such estimate shall be revised provided subsequent information available indicates that the number of shares expected to vest differs from original estimates.

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

●
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

Lessees of shopping centers are generally required to pay the higher of: (i) a base monthly rent (the “Base Rent”) and (ii) a specific percentage of gross monthly sales recorded by the Lessee (the “Contingent Rent”), which generally ranges between 3% and 12% of gross sales. Moreover, in accordance with agreements entered into for most locations, the Base Rent is subject to scheduled increases, typically between 18% and 28% per year over the term of the lease.

In addition, some lease contracts include provisions that set forth variable rent based on specific volumes of sales and other types of ratios.

Rental income from shopping center properties leased out under operating leases is recognized in the income statement on a straight-line basis over the term of the leases. When lease incentives are granted, they are recognized as an integral part of the net consideration for the use of the property and are therefore recognized on the same straight-line basis.

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

●
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

●
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

In computing diluted earnings per share, income available to common shareholders used in the basic earnings per share calculation is adjusted to add back the after-tax amount of interest recognized in the year with respect to any debt convertible to common stock. The weighted-average number of common shares outstanding is adjusted to include the number of additional common shares that would have been outstanding if the dilutive potential common shares had been issued. Diluted earning per share is based on the most advantageous conversion rate or exercise price over the entire term of the instrument from the standpoint of the security holder. The calculation of diluted earnings per share excludes potential common shares if their effect is anti-dilutive. See Note 35 for details.

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

2.30.
Comparative Information

The comparative information as of June 30, 2015 and 2014 included in these Consolidated Financial Statements arises from the financial statements as of such dates. Certain reclassifications of prior year information have been made to conform to the current year presentation.

During the fiscal year ended June 30, 2016, there has been a devaluation of the Argentine peso in relation to the US Dollar and other currencies that accounted for approximately 65%. This situation affects the comparability of figures disclosed in these financial statements, arising mainly from the exchange rate impact on our revenues and costs of the “offices and others” segment, and our assets and liabilities in foreign currency.

3.
Acquisitions and disposals

Fiscal year ended as of June 30, 2016

Acquisitions

April 6, 2016: Building office to be constructed owned by IRSA

IRSA Propiedades Comerciales S.A. has acquired from its controlling company IRSA, 16,012 square meters corresponding to 14 floors (13 to 16 and 21 to 30) for purposes of long-term leasing and 142 parking spaces in the building to be built in the Catalina area in the City of Buenos Aires. The building to be constructed has a total gross leasing area of 35,468 square meters in 30 office floors and 316 parking lots in four undergrounds; possession is scheduled to be delivered in December 2019 and the conveyance deed is expected to be executed in December 2020.

The price of the transaction was established based on two components: a “Determined” part corresponding to the incidence of land on the square meters acquired by the Company in an amount of Ps. 455.7 million (approximately USD/square meter 1,600 + VAT) that were paid on the execution date and a “To Be Determined” part, where IRSA will shift the company only the real cost of the construction works per square meter.

IRSA PROPIEDADES COMERCIALES S.A.

Notes to the Consolidated Financial Statements (Continued)
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

3. Acquisitions and disposals (Continued)

December 30, 2015: Plot of land adjoining Shopping Alto Avellaneda

On December 30, 2015, the Group signed a purchase agreement –granting possession– for the acquisition of a plot of land of approximately 3,822 square meters located in Avellaneda, Province of Buenos Aires, for a potential enlargement of the shopping center Alto Avellaneda. The transaction amounted to USD 2.0 million, out of which USD 1.3 million have been paid. The balance will be paid as follows: USD 0.2 million upon registration of the measurement plan and USD 0.5 million upon delivery of the deed conveying title to the property.

Disposals

February 2, 2016: Units of Intercontinental Plaza building

IRSA Propiedades Comerciales conveyed title to 851 square meters corresponding to an office and 8 parking lots in the Intercontinental Plaza building to an unrelated party. The Company still holds 6,308 square meters of the building. The total amount of the transaction was Ps. 41.5 million, which has already fully paid by the purchaser. The gross profit of the transaction amounts to Ps. 20.1 million.

September 10, 2015: Units of Intercontinental Plaza building

IRSA Propiedades Comerciales conveyed title to 5,963 square meters corresponding to 7 office floors, 56 parking lots and 3 storage units in the Intercontinental Plaza building to a unrelated party, with 7,159 square meters of the building being held by the Company. The total amount of the transaction was Ps. 324.5 million, which has already fully paid by the purchaser. The gross profit of the transaction amounted to Ps. 155.8 million.

Fiscal year ended as of June 30, 2015

Acquisitions

May 6, 2015: Plot of land in the province of Córdoba

The Group acquired a building located in Villa Cabrera, Córdoba. The price was agreed upon at Ps. 3.1 million which has already been paid.

IRSA PROPIEDADES COMERCIALES S.A.

Notes to the Consolidated Financial Statements (Continued)
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

3. Acquisitions and disposals (Continued)

December 22, 2014: Office buildings to our controlling company IRSA

IRSA Propiedades Comerciales S.A. acquired from its Parent Company IRSA, 83,789 square meters of its premium office portfolio including the buildings República, Bouchard 710, Della Paolera 265, Intercontinental Plaza and Suipacha 652 and the “Intercontinental II” plot of land in order to consolidate a vehicle which main corporate purpose is to develop and operate commercial properties in Argentina.

The total amount of the transaction was USD 308 million, which have already been paid as of June 30, 2016.

Considering that the transaction has been carried out between entities under common control, the Group has chosen – as indicated in Note 2.3.a – to record this transaction under the acquisition method provided by IFRS 3 “Business Combinations”.

The following chart shows the consideration paid and the net assets acquired as of the acquisition date.

	Amount (in millions of USD)	Amount (in millions of Ps.)
Consideration paid:
Cash	10.5	89.8
Assignment of receivables between related parties	21.3	182.2
Cancellation of loan agreement with IRSA	14.7	125.7
Transfer of IRSA non-convertible notes 2020 and 2017	5.1	43.6
Transfer of IRSA Propiedades Comerciales S.A. non-convertible notes Class I due 2017	10.0	85.7
Loan agreements with IRSA (due 2017)	150.0	1,284.1
Loan agreements with IRSA (due 2020)	96.4	825.4
Total consideration paid	308.0	2,636.5
Recognized balances of acquired identifiable assets:
Investment properties (Note 10)	300.9	2,575.3
Property, plant and equipment (Note 11)	7.1	61.2
Total net identifiable assets	308.0	2,636.5

As of June 30, 2015 acquisition cost of assets was recognized in other operating results, net in the statement of comprehensive income for an amount of Ps. 58.6 million.

Income generated by the portfolio of real property acquired as from December 22, 2014 has been included in the statement of comprehensive income amounted to Ps. 141.0 million and have been recorded in the statement of comprehensive income under the line income from sales, rents and services.

IRSA PROPIEDADES COMERCIALES S.A.

Notes to the Consolidated Financial Statements (Continued)
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

3. Acquisitions and disposals (Continued)

If the acquisition had occurred at the beginning of the fiscal year 2015, consolidated Pro-Forma revenue and profit for the year ended June 30, 2015 would have been Ps. 2,884.0 million and Ps. 632.6 million, respectively.

Disposals

June 30, 2015: Functional units in Intercontinental Plaza building

On May 5, 2015 the Company signed a bill of sale to transfer to a unrelated party, 8,470 square meters corresponding to 9 offices floors and 72 parking units of Intercontinental Plaza building. The amount of the transaction was Ps. 376.4 million, which has already been paid in full by the purchaser.

On June 30, 2015, the title deed and conveyance of ownership of the units mentioned before was executed. The gross profit before tax of the transaction amounted to Ps. 123.7 million.

September 2, 2014: Equity interest in Avenida Inc.

On July 18, 2014, the Group - through Torodur S.A., exercised the warrant held associated to this investment and consequently its interest in Avenida Inc. increased to 6,172,840 shares or 35.46% of its capital stock. However, simultaneously, the Group's holding was reduced to 23.01% as a result of the acquisition of 35.12% interest in the Company by a new investor.

Subsequently, on September 2, Torodur S.A. sold 1,430,000 shares representing 5% of the Avenida Inc.’s capital stock in the amount of Ps. 19.1 million (USD 2.3 million), thus reducing the equity interest to 17.68% of its share capital. Such transaction generated a gain of Ps. 8.8 million included in "Other operation results, net" in the statement of comprehensive income.

As a result of the sale of the interest, the Group has ceased to have significant influence in the Company and, as a result, has ceased to recognize the equity interest in Avenida Inc. as investment in associates and has considered as a financial asset at fair value in the financial statements since June 30, 2015.

IRSA PROPIEDADES COMERCIALES S.A.

Notes to the Consolidated Financial Statements (Continued)
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

3. Acquisitions and disposals (Continued)

Fiscal year ended as of June 30, 2014

Acquisitions

May 22, 2014: Building next to Shopping Alto Palermo

IRSA Propiedades Comerciales S.A. acquired commercial premises with an area of 40 square meters, next to our shopping Alto Palermo, located on the ground floor of the building located in Av. Santa Fe 3255/57/59 in an amount of USD 3.8 million.

September 16, 2013: Purchase Option Agreement for Arcos del Gourmet S.A.

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

August 29, 2013: Subscription of shares of Avenida Inc.

The Group, through Torodur S.A., subscribed 3,703,704 shares of Avenida Inc., a Company incorporated in Delaware, United States, representing 24.79% of its outstanding capital. Upon acquisition this Company had no activity or significant assets. Additionally, the Group acquires a warrant to increase such equity interest up to 37.04% of the company. The amount of the transaction was Ps. 13.0 million, which has already been paid in full. After the acquisition Avenida Inc. incorporated Avenida Compras S.A. in Argentina, a Company engaged in e-commerce. As of June 30, 2015 Torodur owns 17.68% of Avenida Inc. and Avenida Inc. owns 100% of Avenida Compras S.A..

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

IRSA PROPIEDADES COMERCIALES S.A.

Notes to the Consolidated Financial Statements (Continued)
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

3. Acquisitions and disposals (Continued)

This transaction was subject to certain conditions precedent, among which the Group through IRSA Propiedades Comerciales S.A. should acquire from INC S.A. the goodwill constituted by the commercial center operating in Soleil Factory. Having complied with such condition on July 1, 2010, IRSA Propiedades Comerciales S.A. should have started the works: i) 12 months after complying with such conditions, or ii) on May 2, 2011, whichever earlier. However, before starting with the works, INC S.A. should have: i) granted the title deeds to IRSA Propiedades Comerciales S.A.'s future units to IRSA Propiedades Comerciales S.A., and ii) transferred to IRSA Propiedades Comerciales S.A. the rights to the registered architectural project and the effective permissions and authorizations to be carried out in IRSA Propiedades Comerciales S.A.'s future units. As of June 30, 2016, the two conditions have not been fulfilled.

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

In general, acquisitions effected by the Group are within the scope of the Antitrust Law. . In these cases, the Group directly requests authorization. In other cases, the Group may request the Commission to issue a prior statement about whether a particular transaction should be either notified or submitted authorization by the Group.

As of June 30, 2016, the following cases are pending resolution by the Commission:

i.     Purchase of Arcos shares: On December 3, 2009 the Group requested that the CNDC issued a ruling on the notification requirement. The CNDC confirmed that the transaction had to be notified; as a result, notice was served in December 2010 and as of June 30, 2016 it is still pending.

IRSA PROPIEDADES COMERCIALES S.A.

Notes to the Consolidated Financial Statements (Continued)
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

3. Acquisitions and disposals (Continued)

ii.     Acquisition of shares in Entertainment Holdings SA (EHSA): On December 7, 2012, the Group informed the CNDC of the acquisition of shares in EHSA, which indirectly owns 50% of La Rural S.A. – a company that operates a convention center known as Predio Ferial de Palermo. As of the date of these Consolidated Financial Statements, the transaction is pending approval.

After June 30, 2016, the equity interest held by the Group as a result of subsequent purchases-sales amounts to 70%, which was duly reported to the CNDC. See Note 41.

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

IRSA PROPIEDADES COMERCIALES S.A.

Notes to the Consolidated Financial Statements (Continued)
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

4. Financial Risk Management (Continued)

Financial instruments are only considered sensitive to foreign exchange rates where they are not in the functional currency of the entity that holds them. The following table shows the US dollar-denominated net carrying amounts of the financial instruments for the years ended June 30, 2016 and 2015. All amounts are presented in Argentine Pesos, the presentation currency of the Group:

	Net monetary position Liability	Net monetary position Liability
	June 30, 2016	June 30, 2015
Borrowing position with third parties	(4,588,748)	(589,215)
Lending / (Borrowing) position with related parties	1,258,392	(2,136,764)
	(3,330,356)	(2,725,979)

The Group estimates that, other factors being constant, a 10% appreciation of the US dollar against the Argentine Peso at year-end would decrease profit before income tax in an amount of Ps. 333,036 and Ps. 272,598 for the years ended June 30, 2016 and 2015, respectively. A 10% depreciation of the US dollar against the functional currencies would have an equal and opposite effect on the statement of income.

This sensitivity analysis provides only a limited, point-in-time view of the sensitivity of the foreign exchange risk associated with Group’s financial instruments. The actual impact of the foreign exchange rate changes on the Group’s financial instruments may differ significantly from the impact shown in the sensitivity analysis.

Furthermore, the Group also uses derivative instruments, such as foreign currency forward contracts, to manage exposure to foreign exchange risk. As of June 30, 2016 there are foreign-currency forward contracts in the amount of Ps. 2,857, while as of June 30, 2015 there were no foreign currency forward contracts (see Note 18).

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

IRSA PROPIEDADES COMERCIALES S.A.

Notes to the Consolidated Financial Statements (Continued)
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

4. Financial Risk Management (Continued)

The following table shows a breakdown of the Group’s fixed-rate and floating-rate borrowings per currency denomination (excluding finance leases) for the years ended June 30, 2016 and 2015. All amounts are shown in thousands of Argentine Pesos, the Group’s presentation currency:

	June 30, 2016	June 30, 2015
Borrowings per rate and currency denomination
Fixed rate:
Argentine Peso	44,502	96,074
US Dollar	5,345,204	3,313,726
Subtotal fixed-rate borrowings	5,389,706	3,409,800
Variable rate:
Argentine Peso	452,532	277,712
US Dollar	-	892
Subtotal variable rate borrowings	452,532	278,604
Accrued interest and expenses	46,788	102,742
Total borrowings as per analysis	5,889,026	3,791,146
Finance leases	4,042	2,597
Total borrowings as per statement of financial position	5,893,068	3,793,743

The Group estimates that, other factors being constant, a 1% increase in floating rates at year-end would decrease profit before income tax for the year ended June 30, 2016 and 2015 in Ps. 4.5 million and Ps. 2.8 million, respectively. A 1% decrease in the floating interest rate would have an equal and opposite effect on the income statement.

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

As of June 30, 2016 and 2015 the total value of the investment in equity securities issued by other companies equals to Ps. 312.4 million and Ps. 173.8 million, respectively.

IRSA PROPIEDADES COMERCIALES S.A.

Notes to the Consolidated Financial Statements (Continued)
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

4. Financial Risk Management (Continued)

The Group estimates that, other factors being constant, a 10% decrease in equity indexes at year-end would decrease profit before income tax for the years ended June 30, 2016 and 2015 in Ps. 31.2 million and Ps. 17.4 million respectively. A 10% increase in equity indexes would have an equal and opposite effect on the statement of income.

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

Trade receivables related to leases and services provided by the Group represent a diversified tenant base and account for 98.3% and 97.8% of the Group’s total trade receivables as of June 30, 2016 and 2015, respectively. The Group has specific policies to ensure that rental contracts are transacted with counterparties with appropriate credit quality. The majority of the Group’s shopping center, office and other rental properties’ tenants are well recognized retailers, diversified companies, professional organizations, and others. Owing to the long-term nature and diversity of its tenancy arrangements, the credit risk of this type of trade receivables is considered to be low. Generally, the Group has not experienced any significant losses resulting from the non-performance of any counterpart to the lease contracts. As a result, the allowance for doubtful accounts balance is low. Individual risk limits are set based on internal or external ratings in accordance with limits set by the Group, as applicable. If customers are independently rated, these ratings are used. If there is no independent rating, risk control assesses the credit quality of the customer, taking into account its past experience, financial position, actual experience and other factors. Based on the Group’s analysis, the Group determines the size of the deposit that is required from the tenant at inception. Management does not expect any losses from non-performance by these counterparties. See Note 16 for details.

On the other hand, property receivables related to the sale of trading properties represent 0.1% of the Group’s total trade receivables as of June 30, 2016 and 2015. Payments on these receivables have generally been received when due. These receivables are generally secured by mortgages on the properties. Therefore, the credit risk on outstanding amounts is considered very low.

Trade receivables related to the Group’s consumer financing residual activities represent 1.7% and 2.1% of the Group’s total trade receivables as of June 30, 2016 and 2015, respectively.

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

IRSA PROPIEDADES COMERCIALES S.A.

Notes to the Consolidated Financial Statements (Continued)
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

4.            Financial Risk Management (Continued)

Where the interest payable is not fixed, the amount disclosed has been determined by reference to the conditions existing at each reporting date.

At June 30, 2016	Less than 1 year	Between 1 and 2 years	Between 2 and 3 years	Between 3 and 4 years	More than 4 years	Total
Trade and other payables	403,329	2,153	1,420	8,917	744	416,563
Borrowings (excluding finance leases liabilities)	1,217,484	479,468	474,957	473,760	6,708,028	9,353,697
Finance leases	1,661	1,260	645	476	-	4,042
Derivative financial instruments	2,857	-	-	-	-	2,857
Total	1,625,331	482,881	477,022	483,153	6,708,772	9,777,159

At June 30, 2015	Less than 1 year	Between 1 and 2 years	Between 2 and 3 years	Between 3 and 4 years	More than 4 years	Total
Trade and other payables	386,772	2,644	1,606	1,269	7,238	399,529
Borrowings (excluding finance leases liabilities)	756,178	1,361,977	192,917	190,339	2,436,496	4,937,907
Finance leases	1,381	608	608	-	-	2,597
Total	1,144,331	1,365,229	195,131	191,608	2,443,734	5,340,033

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

The following table details a number of the Group’s key metrics in relation to managing its capital structure. The ratios are within the ranges previously established by the Group’s strategy.

	June 30, 2016	June 30, 2015
Gearing ratio (i)	77.90%	76.84%
Debt ratio (ii)	23.53%	20.46%

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

5.
Critical accounting estimates, assumptions and judgments

The Group’s significant accounting policies are stated in Note 2 above. Not all of these significant accounting policies require management to make difficult subjective or complex judgments or estimates. The following section is intended to provide an understanding of the policies that management considers critical because of the level of complexity, judgment or estimation involved in their application and their impact on the consolidated financial statements. These judgments involve assumptions or estimates in respect of future events. Actual results may differ from these estimates.

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

(b)           Impairment testing of goodwill and other non-current assets and calculation of fair value

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

An asset or CGU´s carrying amount, is written down immediately to its recoverable amount if the asset or CGU’s carrying amount is greater than its estimated recoverable amount. An impairment loss is recognized immediately in the statement of comprehensive income.

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

IRSA PROPIEDADES COMERCIALES S.A.

Notes to the Consolidated Financial Statements (Continued)
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

5.            Critical accounting estimates, assumptions and judgments (Continued)

As of June 30, 2016 and 2015, given the injunction order and the concession status of Arcos del Gourmet S.A. (see Note 7), circumstances that were deemed to be potential proof of impairment and, therefore, the Group carried out relevant analysis on consolidated net assets in this transaction. To such end, the Group has determined the recoverable value of such assets using the discounted cash flow valuation method upon weighing various scenarios. The main inputs used in the model include projected operating income and a discount rate in line with the business. Each revenue and cost scenario was assigned an occurrence probability rate based on information available at the time of conducting the analysis. The Company concluded that it is not necessary to record any impairment of its related assets.

The following table shows the amounts of goodwill and non-current assets other than goodwill of the CGUs where goodwill was allocated and/or an intangible asset, for each of the years ended June 30, 2016 and 2015.

CGU	Country	Segment	June 30, 2016	June 30, 2015
Arcos del Gourmet (i)	Argentina	Shopping Centers (intangible asset)	27,127	30,261
Arcos del Gourmet	Argentina	Shopping Centers (investment property)	279,107	229,800
Total assets allocated to CGUs			306,234	260,061

(i) Upon completion of the shopping center, the amortization of the intangible started.

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

As of June 30, 2016 and 2015 fair value of investment properties was computed using a weighted average capitalization rate of 10.9% and 12%, respectively (a 9.8% to 13.3% range was considered for fiscal year 2016 and 10% to 15% for fiscal year 2015).

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

IRSA PROPIEDADES COMERCIALES S.A.

Notes to the Consolidated Financial Statements (Continued)
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

5.            Critical accounting estimates, assumptions and judgments (Continued)

The following table details the models used for each segment:

	2016	2015
Operating Shopping Centers	Capitalization	Capitalization
Shopping Centers (Concession)	Discounted cash flows	Discounted cash flows
Offices and others	Market comparable	Market comparable

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

(e)   Income taxes

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

Management assesses the realizability of deferred tax assets, by considering whether it is probable that some portion or all of the deferred tax assets will not be realized. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. See Note 26 for details.

IRSA PROPIEDADES COMERCIALES S.A.

Notes to the Consolidated Financial Statements (Continued)
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

6.
Segment reporting

IFRS 8 requires an entity to report financial and descriptive information about its reportable segments, which are operating segments or aggregations of operating segments that meet specified criteria. Operating segments are components of an entity about which separate financial information is available that is evaluated regularly by the chief operating decision maker (“CODM”) such function is carried out by the Group’s Executive Committee in deciding how to allocate resources and in assessing performance, without prejudice of the powers and responsibilities of the Board of Directors. The CODM evaluates the business based on the differences in the nature of its products, operations and risks. The amount reported for each segment item is the measure reported to the CODM for these purposes and later to the Board of Directors. In turn, the Board of Directors’ management is assessed by the Shareholders’ Meeting, which is the governance body.

Operating segments identified are disclosed as reportable segments if they meet any of the following quantitative thresholds:

●
The operating segment’s reported revenue, including both sales to external customers and inter-segment sales or transfers, is ten per cent or more of the combined revenue, internal and external, of all operating segments.

●
The absolute amount of its reported profit or loss is 10% or more of the greater, in absolute amount, of:

o
the combined reported profit of all operating segments that do not report a loss; and

o
the combined reported loss of all operating segments that report a loss.

●
Its assets are 10% or more of the combined assets of all operating segments.

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

●
The “Shopping Centers” Segment includes the operating results of the Group’s Shopping Centers portfolio principally comprised of lease and service revenues from tenants.

●
The “Offices and others” Segment includes the operating results of the Group’s lease and service revenues of office space and other non-retail building properties principally comprised of lease and service revenue from tenants.

●
The “Sales and Developments” Segment includes the operating results of sales of Undeveloped parcels of land and/or trading properties, as the results related with its development and maintenance. Also included in this segment are the results of the sales of real property intended for rent.

●
The “Financial operations and others” segment primarily includes the financial activities carried out by the associate Tarshop S.A., the residual financial operations of its subsidiary Apsamedia S.A. (currently merged with IRSA CP). The e-commerce activities conducted through the associate Avenida Inc. are also included until the first quarter of the fiscal year ended June 30, 2015, then it has been considered as an investment in a financial asset.

IRSA PROPIEDADES COMERCIALES S.A.

Notes to the Consolidated Financial Statements (Continued)
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

6.            Segment reporting (Continued)

Below is a summarized analysis of the lines of business of the Group for the fiscal years ended June 30, 2016, 2015 and 2014:

	Fiscal year ended June 30, 2016
	Urban properties			Investments	Total urban properties and investments
	Shopping Centers	Offices and others	Sales and developments	Financial operations and others
Revenue (i)	2,409,082	284,137	2,679	1,013	2,696,911
Costs	(370,589)	(115,502)	(5,720)	(77)	(491,888)
Gross Profit / (Loss)	2,038,493	168,635	(3,041)	936	2,205,023
Gain from disposal of investment properties	-	-	175,963	-	175,963
General and administrative expenses	(178,643)	(19,870)	(20,296)	-	(218,809)
Selling expenses	(145,278)	(12,824)	(4,264)	(1,835)	(164,201)
Other operating results, net	(41,133)	(1,377)	980	(18)	(41,548)
Profit / (Loss) from operations	1,673,439	134,564	149,342	(917)	1,956,428
Share in profit / (loss) of associates and joint ventures	-	14,478	-	(31,447)	(16,969)
Segment Profit / (Loss) Before Financing and Taxation	1,673,439	149,042	149,342	(32,364)	1,939,459

Investment properties	1,722,467	2,090,154	201,543	-	4,014,164
Property, plant and equipment	49,053	67,656	-	-	116,709
Trading properties	-	-	14,189	-	14,189
Goodwill	1,323	3,911	-	-	5,234
Right to receive units ("Barters")	-	-	38,281	-	38,281
Inventories	18,560	-	-	-	18,560
Investments in associates and joint ventures	-	30,925	-	75,487	106,412
Operating assets (ii)	1,791,403	2,192,646	254,013	75,487	4,313,549

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

IRSA PROPIEDADES COMERCIALES S.A.

Notes to the Consolidated Financial Statements (Continued)
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

6.
Segment reporting (Continued)

	Fiscal year ended June 30, 2014
	Urban properties			Investments	Total urban properties and investments.
	Shopping Centers	Offices and others	Sales and developments	Financial operations and others
Revenue (i)	1,383,008	27,569	51,917	574	1,463,068
Costs	(267,728)	(9,753)	(10,916)	(373)	(288,770)
Gross Profit	1,115,280	17,816	41,001	201	1,174,298
Gain from disposal of investment properties	-	-	308	-	308
General and administrative expenses	(101,538)	(253)	-	(55)	(101,846)
Selling expenses	(73,427)	(817)	(3,851)	110	(77,985)
Other operating results, net	(43,743)	-	13,390	54	(30,299)
Profit from Operations	896,572	16,746	50,848	310	964,476
Share of loss of associates and joint ventures	-	(885)	-	(18,500)	(19,385)
Segment profit Before Financing and Taxation	896,572	15,861	50,848	(18,190)	945,091

Investment properties	1,655,241	166,288	35,572	-	1,857,101
Property, plant and equipment	20,455	3,196	-	-	23,651
Trading properties	-	-	9,539	-	9,539
Goodwill	1,829	3,911	-	-	5,740
Right to receive units ("Barters")	9,264	-	23,608	-	32,872
Inventories	10,625	-	-	-	10,625
Investments in associates and joint ventures	-	23,208	-	33,680	56,888
Operating assets (ii)	1,697,414	196,603	68,719	33,680	1,996,416

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

IRSA PROPIEDADES COMERCIALES S.A.

Notes to the Consolidated Financial Statements (Continued)
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

6. Segment reporting (Continued)

The CODM evaluates performance of business segments based on segment profit, defined as profit or loss from operations before financing and taxation. The measurement principles for the segment reporting structure are based on the IFRS principles adopted in the consolidated financial statements, except for:

● The operating income from the joint ventures Nuevo Puerto Santa Fe S.A. and Quality Invest S.A. are reported under the proportional consolidation method. Under this method, the income/loss generated by joint ventures is reported in the income statement line-by-line, rather than in a single item as required by IFRS. Management believes that the proportional consolidation method provides more useful information to understand the business return, because the assets and income/loss generated by consolidated operations are similar to the assets and income/loss booked under the equity method. This is due to the fact that under the proportional consolidation method, revenues and expenses are reported separately, instead of offsetting and reporting them as a single item in the income statement. Therefore, the proportional consolidation method is used by the CODM to assess and understand the return and the results of operations of these businesses as a whole.

Operating results of Entertainment Holding S.A. joint venture is accounted for under the equity method. Management believes that, in this case, this method provides more adequate information for this type of investment, where the main asset consists of an indirect interest of 25% of la Rural S.A..

● Operating results does not include the amounts pertaining to building administration expenses and collective promotion funds, and so does it exclude total recovered costs, whether by way of building administration expenses or other concepts included under financial results (for example default interest and other concepts) and not analyzed to assess the operating performance of the segment. The CODM examines the net amount from both concepts (total surplus or deficit between building administration expenses and collective promotion funds and recoverable expenses).

These costs and income are presented now for reconciliation of all segments and their respective consolidating operating income.

Revenues generated and goods and services exchanged between segments are calculated on the basis of market prices. Intercompany transactions between segments, if any, are eliminated.

IRSA PROPIEDADES COMERCIALES S.A.

Notes to the Consolidated Financial Statements (Continued)
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

6.            Segment reporting (Continued)

The following tables present a reconciliation between the total results of operations corresponding to segment information and the results of operations as per the statement of income. The adjustments are related to the presentation of the results of joint ventures on an equity-accounted basis under IFRS and the expenses and collective promotion fund.

	Fiscal year ended June 30, 2016
	Total Segment reporting	Adjustment for expenses and collective promotion fund	Adjustment for share of profit / (loss) of joint ventures	Adjustment for inter-segment eliminations	Total as per Statement of Comprehensive Income
Revenues	2,696,911	1,183,627	(22,038)	-	3,858,500
Costs	(491,888)	(1,201,305)	13,001	-	(1,680,192)
Gross Profit	2,205,023	(17,678)	(9,037)	-	2,178,308
Gain from disposal of investment properties	175,963	-	-	-	175,963
General and administrative expenses	(218,809)	-	667	-	(218,142)
Selling expenses	(164,201)	-	1,980	-	(162,221)
Other operating results, net	(41,548)	-	2,229	-	(39,319)
Profit from Operations	1,956,428	(17,678)	(4,161)	-	1,934,589
Share of loss of associates and joint ventures	(16,969)	-	(365)	-	(17,334)
Segment Profit before Financing and Taxation	1,939,459	(17,678)	(4,526)	-	1,917,255

	Fiscal year ended June 30, 2015
	Total Segment reporting	Adjustment for expenses and collective promotion fund	Adjustment for share in profit / (loss) of joint ventures	Adjustment for inter-segment eliminations	Total as per Statement of Comprehensive Income
Revenues	1,945,205	833,905	(21,029)	-	2,758,081
Costs	(344,526)	(847,980)	9,438	-	(1,183,068)
Gross Profit	1,600,679	(14,075)	(11,591)	-	1,575,013
Gain from disposal of investment properties	126,686	-	-	-	126,686
General and administrative expenses	(139,111)	-	404	108	(138,599)
Selling expenses	(118,963)	-	1,280	-	(117,683)
Other operating results, net	(98,146)	-	1,212	(108)	(97,042)
Profit from Operations	1,371,145	(14,075)	(8,695)	-	1,348,375
Share of profit of associates and joint ventures	8,177	-	6,408	-	14,585
Segment Profit before Financing and Taxation	1,379,322	(14,075)	(2,287)	-	1,362,960

IRSA PROPIEDADES COMERCIALES S.A.

Notes to the Consolidated Financial Statements (Continued)
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

6.            Segment reporting (Continued)

	Fiscal year ended June 30, 2014
	Total Segment reporting	Adjustment for expenses and collective promotion fund	Adjustment for share in profit / (loss) of joint ventures	Adjustment for inter-segment eliminations	Total as per Statement of Comprehensive Income
Revenues	1,463,068	667,824	(17,518)	(360)	2,113,014
Costs	(288,770)	(675,226)	7,398	360	(956,238)
Gross Profit	1,174,298	(7,402)	(10,120)	-	1,156,776
Gain from disposal of investment properties	308	-	-	-	308
General and administrative expenses	(101,846)	-	293	108	(101,445)
Selling expenses	(77,985)	-	1,131	-	(76,854)
Other operating results, net	(30,299)	-	3,020	(108)	(27,387)
Profit from Operations	964,476	(7,402)	(5,676)	-	951,398
Share of loss of associates and joint ventures	(19,385)	-	5,850	-	(13,535)
Segment Profit before Financing and Taxation	945,091	(7,402)	174	-	937,863

Total segment assets are allocated based on the operations of the segment and the physical location of the assets. In line with the discussion above, assets assigned to each segment include the proportionate share of the assets of the joint ventures. The statement of financial position under IFRS shows the net investment in these joint ventures as a single item.

The total operating segment assets as per the segment information are reconciled to the total consolidated assets as per the statement of financial position as follows.

	June 30, 2016	June 30, 2015	June 30, 2014
Total operating segment assets as per segment information	4,313,549	4,503,902	1,996,416
Less:
Proportionate share in reportable operating segment assets of certain joint ventures (***)	(112,176)	(116,454)	(109,199)
Plus:
Investments in joint ventures (*)	123,283	125,238	114,956
All other non-reportable assets (**)	4,974,832	1,832,061	1,494,046
Total Consolidated Assets as per the Statement of financial position	9,299,488	6,344,747	3,496,219

(*) Represents the equity-accounted amount of those joint ventures, which were proportionate-consolidated for segment information purposes.
(**) Includes deferred income tax, income tax credit, trade and other receivables, investments in financial assets, cash and cash equivalent and intangible assets except for goodwill and right to receive units.
(***) Below is a detail of the proportionate share in assets by segment of joint ventures included in the information reported by segment:

IRSA PROPIEDADES COMERCIALES S.A.

Notes to the Consolidated Financial Statements (Continued)
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

6. Segment reporting (Continued)

	June 30, 2016	June 30, 2015	June 30, 2014
Investment properties	105,986	110,256	103,609
Goodwill	5,234	5,234	5,234
Property, plant and equipment	598	600	99
Inventories	358	364	257
Total proportionate share in assets per segment of joint ventures	112,176	116,454	109,199

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

See Note 3 for information about acquisitions and disposals of subsidiaries made during the fiscal years ended June 30, 2016, 2015 and 2014.

Restrictions, commitments and other matters in respect of subsidiaries

According to Law N° 19,550 in which the Group operates, 5% of the profit of the year is separated to constitute a legal reserve until they reach legal capped amounts (20% of total capital). This legal reserve is not available for dividend distribution and can only be released to absorb losses. The Group has not reached the legal limit of this reserve. Dividends are paid out across the Group’s subsidiaries based on their individual accounting statements.

Arcos del Gourmet

Injunction order

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

IRSA PROPIEDADES COMERCIALES S.A.

Notes to the Consolidated Financial Statements (Continued)
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

7. Information about subsidiaries (Continued)

The plaintiff filed a petition for the continuation of the preliminary injunction by means of an extraordinary appeal of unconstitutionality which was denied by the lower and appellate courts; consequently, it filed an appeal with the Supreme Court of Justice of the Autonomous City of Buenos Aires, which so far, has not rendered a decision.

Nowadays, the Shopping Center Distrito Arcos is open to the public and operating normally.

Concession Status

The National State issued Executive Order 1723/2012, whereby several plots of land located in prior rail yards of Palermo, Liniers and Caballito rail stations ceased to be used for rail purposes, in order to be used for development of integral urbanization projects.

In this respect and as part of several measures related to other licensed persons and/or concessionaires, we have notified, in the file of proceedings, of the corresponding Resolution 170/2014 revoking of the Contract for Readjustment of the Concession of Rights of use and Development number AF000261 issued by the Agencia de Administración de Bienes del Estado (State Assets Administration Office, or AABE in Spanish).

It should further be pointed out that such measure:

(i) has not been adopted due to non-compliance of the company;
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

Information on subsidiaries with material non-controlling interests

As mentioned in Note 2.3.a), the following non-controlling interests are considered significant to the Group:

	Equity attributable to non-controlling interest
Subsidiary	June 30, 2016	June 30, 2015
Panamerican Mall S.A.	142,083	134,838

IRSA PROPIEDADES COMERCIALES S.A.

Notes to the Consolidated Financial Statements (Continued)
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

7. Information about subsidiaries (Continued)

The non-controlling interests for the remaining subsidiaries aggregate Ps. 38,701 and Ps. 49,996 as of June 30, 2016 and 2015, respectively. None of these subsidiaries have non-controlling interests which are individually considered material to the Group.

Below is the summarized financial information on subsidiaries with material non-controlling interests:

Summarized statement of financial position

	Panamerican Mall S.A. (PAMSA)
	June 30, 2016	June 30, 2015
ASSETS
Total non-current assets	452,256	517,465
Total current assets	484,841	487,492
TOTAL ASSETS	937,097	1,004,957

LIABILITIES
Total non-current liabilities	32,003	20,791
Total current liabilities	194,677	309,978
TOTAL LIABILITIES	226,680	330,769
NET ASSETS	710,417	674,188

Summarized statement of comprehensive income

	PAMSA
	June 30, 2016	June 30, 2015	June 30, 2014
Revenue	424,498	333,292	262,273
Profit before income tax	427,253	225,004	168,211
Income tax expense	(147,572)	(78,794)	(58,888)
Profit for the year	279,681	146,210	109,323
Total Comprehensive Income for the year	279,681	146,210	109,323
Profit attributable to non-controlling interest	55,936	29,242	21,865
Dividends distribution to non-controlling interest	48,690	42,772	-

IRSA PROPIEDADES COMERCIALES S.A.

Notes to the Consolidated Financial Statements (Continued)
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

7. Information about subsidiaries (Continued)

Summarized statements of cash flows

	PAMSA
	June 30, 2016	June 30, 2015	June 30, 2014
Net cash generated from (used in) operating activities	171,429	119,826	(23,749)
Net cash (used in) generated from investing activities	(144,114)	(154,008)	60,871
Net cash used in financing activities	(37,514)	(116)	(4,301)
Net (decrease) / increase in cash and cash equivalents	(10,199)	(34,298)	32,821
Cash and cash equivalents at beginning of the year	10,553	44,387	11,416
Foreign exchange gain on cash and cash equivalents	60	464	150
Cash and cash equivalents at end of the year	414	10,553	44,387

The information above is the amount before inter-company eliminations.

Reconciliation of the summarized financial information presented to the carrying amount of the Group’s interest in subsidiaries with material non-controlling interests is as follows:

	PAMSA
	June 30, 2016	June 30, 2015
Net assets at the beginning of the year	674,188	741,840
Profit for the year	279,681	146,210
Dividend distribution	(243,452)	(213,862)
Net assets at the end of the year	710,417	674,188
Net assets at the participating interest	80%	80%
Interests in subsidiaries	568,334	539,350
Financial costs capitalized	90,598	94,352
Book value at the end of the year	658,932	633,702

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

See Note 3 for information about acquisitions and disposals of joint ventures made during the fiscal years ended June 30, 2016, 2015 and 2014.

The table below lists the Group’s investments and the values of interests in joint ventures for the fiscal years ended June 30, 2016 and 2015, as well as the Group’s interest in comprehensive income of such companies as of June 30, 2016, 2015 and 2014:

IRSA PROPIEDADES COMERCIALES S.A.

Notes to the Consolidated Financial Statements (Continued)
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

8. Interests in joint ventures (Continued)

						Value of Group´s interest in equity		Group´s interest in comprehensive income			% of ownership interest held
						June 30,		June 30,			June 30,			Last financial statements issued
Name of the entity	Place of business / country of incorporation	Main Activity	Nature of the relationship	Common shares 1 vote		2016	2015	2016	2015	2014	2016	2015	2014	Share capital (nominal value)	Income / (loss) for the year	Equity
Entertainment Holdings S.A. (1)	Argentina	Real estate	(2)	22,395,574		30,904	20,736	14,467	(2,632)	(838)	50%	50%	50%	44,791	7,046 (7)	61,809 (7)
Quality Invest S.A. (1)	Argentina	Real estate	(3)	76,814,342		90,721	96,435	(7,715)	1,849	976	50%	50%	50%	153,629	(14,998)	135,935
Nuevo Puerto Santa Fe S.A. (1)	Argentina	Real estate	(4)	138,750	(6)	32,562	28,803	7,350	4,559	4,874	50%	50%	50%	27,750	15,048 (7)	55,216 (7)
Entretenimiento Universal S.A.	Argentina	Event organization and others	(5)	300		21	10	11	69	(47)	2.5%	2.5%	2.5%	12	576 (7)	837 (7)
						154,208	145,984	14,113	3,845	4,965

(1)
Considered to be material to the Group.
(2)
Entertainment Holdings S.A (“EHSA”) is an investment company that holds indirectly 25% of La Rural S.A., engaged in the operation of the exhibition grounds in Buenos Aires. See Note 41.
(3)
Quality Invest S.A. (“Quality”) is a company engaged in the operation of the San Martín premises (formerly owned by Nobleza Piccardo S.A.I.C. y F.).
(4)
Nuevo Puerto Santa Fe S.A. ("NPSF") is a Company that owns the right to use and operate a shopping center in the city of Santa Fe, Province of Santa Fe (“La Ribera Shopping”).
(5)
Entrenimiento Universal S.A. is a company engaged in event organization, shows and food services.
(6)
 Nominal value per share Ps. 100.
(7)
Include the necessary adjustments to get to the balances in accordance with the international financial reporting standards.

IRSA PROPIEDADES COMERCIALES S.A.

Notes to the Consolidated Financial Statements (Continued)
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

8. Interests in joint ventures (Continued)

The shares in these joint ventures are not publicly traded so they have no listed market price available.

Evolution of the Group’s investments in joint ventures for the fiscal years ended June 30, 2016 and 2015 were as follows:

	June 30, 2016	June 30, 2015
Beginning of the year	145,984	138,164
Share of profit, net	14,113	3,845
Capital contributions	2,000	6,600
Dividends distributed	(3,592)	(2,625)
Goodwill written off	(4,297)	-
End of the year	154,208	145,984

Restrictions, commitments and other matters in respect of joint ventures

According to Law N° 19,550, 5% of the profit of the year is separated to constitute a legal reserve until they reach legal capped amounts (20% of total capital). This legal reserve is not available for dividend distribution and can only be released to absorb losses. The Group’s joint ventures have not reached the legal limit of this reserve.

Quality Invest S.A.

In March 2011, Quality subscribed an agreement of purchase for the property of an industrial plant owned by Nobleza Piccardo S.A.I.C. y F. (hereinafter “Nobleza”) located in San Martin, Province of Buenos Aires. The facilities have the necessary features and scales for multiple uses. The purchase price was agreed on USD 33.0 million. At the same time, Quality subscribed a lease agreement with Nobleza, by means of which Nobleza will rent the property for a maximum term of 3 years. On March 2, 2015, an Agreement Letter has been signed for the completion of lease agreement and restitution of San Martín plant. On April 2011, Quality requested the National Antitrust Commission to issue an advisory opinion on the obligation to notify the operation or not. Later, the Court of Appeals confirmed the CNDC’s decision regarding the obligation to serve notice and consequently, therefore, on February 23, 2012 local Form F1 was filed. On March 8, 2016 the CNDC resolves to authorize the economic concentration transaction involving the acquisition of the industrial plant by Quality Invest S.A.

IRSA PROPIEDADES COMERCIALES S.A.

Notes to the Consolidated Financial Statements (Continued)
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

8. Interests in joint ventures (Continued)

As authorized by the relevant Ordinance, on January 20, 2015 Quality Invest S.A. entered into an Urbanization Agreement with the Municipality of San Martín which governs several regulatory aspects and sets forth a binding assignment of meters in exchange for cash contributions subject to the formalization of certain administrative milestones included in the rezoning process. The Agreement contemplates a monetary compensation to the City Council totaling Ps. 40.0 million, payable in two installments of Ps. 20.0 million each. The first of such installments was actually paid on June 30, 2015.

On January 5, 2016 the Official Bulletin of the Province of Buenos Aires published the Order of Provincial Ratification (of the Municipal Ordinance), whereby the urban parameters originally requested entered into full force, thus concluding the legislative enactment process.

Even though validation is a condition precedent to the Agreement’s effectiveness, the obligation to pay the second installment will not become in force until the first drawing is registered with the Dirección de Geodesia (Geodesy Office) of the province of Buenos Aires. Quality is assessing several alternatives in order to file the plan with the final project.

Entertainment Holdings S.A.

During November 2012, IRSA Propiedades Comerciales acquired shares of common stock, representing 50% of EHSA’s capital stock and votes and, as a consequence, IRSA Propiedades Comerciales, holds a jointly indirect interest in La Rural S.A. (LRSA) of 25% which operates the fairground Predio Ferial de Buenos Aires.

In connection with the Fairground, as publicly known, in December 2012 the National Executive Branch issued Executive Order 2552/12 that annulled an executive order dated 1991 which had approved the sale of the Fairground to the Sociedad Rural Argentina (SRA); the effect of this new order was to revoke the sale transaction. Subsequent, on March 21, 2012, the National Executive Branch notified the SRA of said executive order and further ordered that the property be returned to the Federal Government within 30 subsequent days. Then, the SRA issued a press release publicly disclosing the initiation of legal actions. Furthermore, as it has become publicly known, on August 21, 2013, the Supreme Court of Justice rejected the appeal filed by the National State against the interim measure timely requested by the SRA.

Neither has IRSA Propiedades Comerciales been served notice formally nor is it a party involved in the legal actions brought by the SRA.

IRSA PROPIEDADES COMERCIALES S.A.

Notes to the Consolidated Financial Statements (Continued)
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

8. Interests in joint ventures (Continued)

Given the potential dimension of the dispute, as it has been known to the public, we estimate that if Executive Order 2552/12 was found to be unconstitutional, such order shall have no legal effects either in EHSA or in the acquisition by IRSA Propiedades Comerciales of an equity interest in EHSA. However, should the opposite happen, that is, a court order declaring the nullity of Executive Order 2699/91, could have a real impact on acquired assets. In this scenario, the judicial decision may render the purchase of the Plot of Land by SRA null and void , and all acts executed by SRA in relation to the Plot of Land, including the right of use currently held by the entity where EHSA has an indirect equity interest, through vehicle entities, would also become null and void.

On June 1, 2015, a ruling was issued in case 4573/2012 SOCIEDAD RURAL ARGENTINA vs. NATIONAL STATE – EXECUTIVE POWER ON DECLARATORY ACTION, whereby the injunction staying the effects of Executive Order 2552/12 was lifted.

On June 2, 2015 the SRA filed a writ of appeals against the ruling indicated above and on that same date the appeal was admitted with staying effects. While a decision on the appeal filed with the Court is pending, the motion to lift the injunction filed by the National State will have no effect.

On September 17, 2015, the Court of Appeals, second chamber, decided to reject the lifting of the injunction. Against this resolution the National Government filed an Extraordinary Appeal. In November 2015, the Court of Appeals dismissed the extraordinary appeal filed by the National Government.

There are no contingent liabilities relating to the Group´s interest in joint ventures, and there are no contingent liabilities of the joint ventures themselves, other those previously the mentioned above.

On March 11, 2016 La Rural S.A. was summoned as third party in the case referred to above, and filed an answer to such summons on April 6, 2016.

Information about significant joint ventures

Set out below is the summarized financial information for the joint ventures considered to be material to the Group:

IRSA PROPIEDADES COMERCIALES S.A.

Notes to the Consolidated Financial Statements (Continued)
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

8. Interests in joint ventures (Continued)

Summarized statements of financial position

	June 30, 2016
	QUALITY	NPSF	EHSA
ASSETS
Total non-current assets	146,444	43,428	63,250
Total current assets	6,669	38,904	89
Total assets	153,113	82,332	63,339
LIABILITIES
Total non-current liabilities	1,220	2,473	-
Total current liabilities	15,958	24,643	1,530
Total liabilities	17,178	27,116	1,530
Net assets	135,935	55,216	61,809

	June 30, 2015
	QUALITY	NPSF	EHSA
ASSETS
Total non-current assets	150,042	46,279	55,974
Total current assets	4,477	32,485	61
Total assets	154,519	78,764	56,035
LIABILITIES
Total non-current liabilities	1,563	5,551	-
Total current liabilities	6,023	25,862	1,272
Total liabilities	7,586	31,413	1,272
Net assets	146,933	47,351	54,763

Summarized statements of comprehensive income

	QUALITY
	June 30, 2016	June 30, 2015	June 30, 2014
Revenues	4,344	15,920	16,476
(Loss) / Profit before income tax	(15,336)	3,947	587
Income tax expense	338	182	1,796
(Loss) / Profit for the year	(14,998)	4,129	2,383
Total Comprehensive (loss) / income for the year	(14,998)	4,129	2,383
Dividends paid	-	-	-

IRSA PROPIEDADES COMERCIALES S.A.

Notes to the Consolidated Financial Statements (Continued)
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

8. Interests in joint ventures (Continued)

	NPSF
	June 30, 2016	June 30, 2015	June 30, 2014
Revenues	61,207	39,950	30,167
Profit before income tax	23,153	14,568	15,596
Income tax expense	(8,105)	(5,100)	(5,472)
Profit for the year	15,048	9,468	10,124
Total Comprehensive income for the year	15,048	9,468	10,124
Dividends paid	7,183	5,249	-

	EHSA
	June 30, 2016	June 30, 2015	June 30, 2014
Revenues	-	-	-
Profit / (Loss) before income tax	7,046	14,603	(1,702)
Income tax expense	-	-	-
Profit / (Loss) for the year	7,046	14,603	(1,702)
Total Comprehensive income (loss) for the year	7,046	14,603	(1,702)
Dividends paid	-	-	-

The information above reflects the amounts presented in the financial statements of the joint ventures (and not the Group’s share of those amounts) adjusted for differences in accounting policies. EHSA and NPSF present their financial statements in accordance with argentinian professional accounting standards and apply IFRSs for purposes of preparing these consolidated financial statements.

Reconciliation of the summarized financial information presented to the carrying amount of the Group’s interest in material joint ventures is as follows:

	QUALITY
	June 30, 2016	June 30, 2015
Net assets at the beginning of the year	146,933	129,804
Increases in capital / Irrevocable contributions	4,000	13,000
(Loss) / Profit for the year	(14,998)	4,129
Net assets at the end of the year	135,935	146,933
% of ownership interest	50%	50%
Interests in joint ventures	67,968	73,466
Goodwill	3,911	3,911
Fair value adjustment on acquisition	18,842	19,058
Book amount at the end of the year	90,721	96,435

IRSA PROPIEDADES COMERCIALES S.A.

Notes to the Consolidated Financial Statements (Continued)
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

8. Interests in joint ventures (Continued)

	NPSF
	June 30, 2016	June 30, 2015
Net assets at the beginning of the year	47,351	43,132
Dividends distribution	(7,183)	(5,249)
Profit for the year	15,048	9,468
Net assets at the end of the year	55,216	47,351
% of ownership interest	50%	50%
Interests in joint ventures	27,608	23,676
Goodwill	1,323	1,323
Fair value adjustment on acquisition	3,631	3,804
Book amount at the end of the year	32,562	28,803

	EHSA
	June 30, 2016	June 30, 2015
Net assets at the beginning of the year	54,763	40,060
Increases in capital / Irrevocable contributions	-	100
Profit for the fiscal year	7,046	14,603
Net assets at the end of the year	61,809	54,763
% of ownership interest	50%	50%
Interests in joint ventures	30,904	27,382
Goodwill	-	26,648
Impairment	-	(10,102)
Fair value adjustment on acquisition	-	(23,192)
Book amount at the end of the year	30,904	20,736

9.
Interests in associates

General information

The accounting policy used by the Group to value its interest in associates, materiality criteria and other relevant information concerning these investments are described in Note 2.3.(d).

During the year ended June 30, 2014 the Group acquired shares in associate Avenida Inc.. Later, on September 2, 2014, the Group reduced its equity interest in Avenida Inc., as a result of which it changed its valuation method to fair value (see Note 3). Consequently, as of June 30, 2016 the only investment in associates is Tarshop S.A..

IRSA PROPIEDADES COMERCIALES S.A.

Notes to the Consolidated Financial Statements (Continued)
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

9.            Interests in associates (Continued)

Below is the value of the ownership interest in the Group's associates and its interest in comprehensive income:

				Value of Group´s interest in equity		Group´s interest in comprehensive income			% of ownership interest held
				June 30,		June 30,			June 30,			Last financial statements issued
Name of the entity	Place of business / country of incorporation	Main Activity	Common shares 1 vote	2016	2015	2016	2015	2014	2016	2015	2014	Share capital (nominal value)	Loss for the year	Equity
Tarshop S.A. (1)	Argentina	Consumer financing	48,759,288	75,487	35,934	(31,447)	(8,650)	(16,556)	20%	20%	20%	243,796	(3) (158,839)	377,432
Avenida Inc. (2)	United States	Investment	-	-	-	-	19,390	(1,944)	-	-	24.79%	-	-	-
				75,487	35,934	(31,447)	10,740	(18,500)

(1)
Tarshop S.A. is primarily engaged in credit card and loan origination activities.
(2)
Avenida Inc. is primarily engaged in investing activities. On September 2, 2014, the Group reduced its equity interest in Avenida Inc., as a result of which it changed its valuation method to fair value.
(3)
Corresponds to the result of the twelve-month period beginning July 1, 2015 and ended June 30, 2016.

IRSA PROPIEDADES COMERCIALES S.A.

Notes to the Consolidated Financial Statements (Continued)
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

9.            Interests in associates (Continued)

The shares in these associates are not publicly traded so they have no listed market price available.

Changes in the Group’s interest in associates for the fiscal years ended June 30, 2016 and 2015 were as follows:

	June 30, 2016	June 30, 2015
Beginning of the year	35,934	33,680
Acquisitions	-	9,985
Capital contributions	71,000	22,000
Investment at fair value	-	(30,089)
Sale of equity interest in associates	-	(10,382)
Share of (loss) / profit, net	(31,447)	10,740
End of the year	75,487	35,934

Restrictions, commitments and other matters in respect of associates

According to Law N° 19,550 in which the Group operates, 5% of the profit of the year is separated to constitute a legal reserve until they reach legal capped amounts (20% of total capital). This legal reserve is not available for dividend distribution and can only be released to absorb losses. The Group’s associate has not reached the legal limit of this reserve.

Changes to the regulatory framework, economic context and its consequences in Tarshop S.A.

Over the past fiscal years, the BCRA modified certain aspects of the regulatory framework of the business activity carried out by Tarshop S.A.. Based on such changes, our associate is now undergoing a realignment of their operations.

In addition, during October 2014, Banco Hipotecario S.A. and IRSA Propiedades Comerciales S.A. (Tarshop S.A.’s shareholders) approved a gradual capitalization plan to be carried out pro rata their holdings; the first amounted to Ps. 110 million, and was capitalized on December 15, 2014; for the second, Ps. 355.0 million have already been disbursed.

IRSA PROPIEDADES COMERCIALES S.A.

Notes to the Consolidated Financial Statements (Continued)
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

9.            Interests in associates (Continued)

There are no contingent liabilities in relation to the Group’s interests in associate.

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

Information about significant associates

Set out below is the summarized financial information of associate considered significant to the Group as of June 30, 2016 and 2015:

Summarized statement of financial position

	TARSHOP
	June 30, 2016	June 30, 2015
ASSETS
Total non-current assets	770,384	283,805
Total current assets	3,792,376	1,460,979
Total assets	4,562,760	1,744,784
LIABILITIES
Total non-current liabilities	587,888	107,318
Total current liabilities	3,597,440	1,456,195
Total liabilities	4,185,328	1,563,513
Net assets	377,432	181,271

Summarized statements of comprehensive income

	TARSHOP
	June 30, 2016	June 30, 2015	June 30, 2014
Net income from financing	307,181	143,030	230,849
Net income from services	612,813	488,252	233,197
Uncollectible write-offs net of recoveries	(269,052)	(70,317)	(111,624)
Income tax expense	43,871	30,541	30,003
Loss for the year	(158,839)	(46,377)	(85,940)
Total comprehensive operations for the year	(158,839)	(46,377)	(85,940)

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

Reconciliation of the summarized financial information presented to the carrying amount of the Group’s interest in material associates is as follows:

	TARSHOP
	June 30, 2016	June 30, 2015
Net assets at beginning of the year	181,271	117,648
Irrevocable contributions	355,000	110,000
Loss for the year	(158,839)	(46,377)
Net assets at the end of the year	377,432	181,271
% of ownership interest	20%	20%
Interest in associates	75,487	36,254
Unrealized results related to an intercompany transaction	-	(320)
Book amount at the end of the year	75,487	35,934

IRSA PROPIEDADES COMERCIALES S.A.

Notes to the Consolidated Financial Statements (Continued)
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

10.
Investment properties

Changes in the Group’s investment properties for the years ended June 30, 2016 and 2015 were as follows:

	Shopping centers	Office and Other rental properties	Undeveloped parcels of land	Properties under development	Total
At June 30, 2014
Costs	2,432,975	183,654	80,528	357,766	3,054,923
Accumulated depreciation	(1,273,860)	(27,571)	-	-	(1,301,431)
Net book amount	1,159,115	156,083	80,528	357,766	1,753,492
Year ended June 30, 2015
Opening net book amount	1,159,115	156,083	80,528	357,766	1,753,492
Additions (iii)	60,377	2,486,720	90,589	186,459	2,824,145
Transfers to property, plant and equipment	(140)	-	-	(8,779)	(8,919)
Transfers to trading properties	(3,107)	-	-	-	(3,107)
Transfers (ii)	484,958	23,080	25,331	(533,369)	-
Disposals (iv)	(114)	(239,787)	(1,666)	(2,077)	(243,644)
Depreciation charge (i) (Note 31)	(97,855)	(68,087)	-	-	(165,942)
Closing net book amount	1,603,234	2,358,009	194,782	-	4,156,025
At June 30, 2015
Costs	2,974,949	2,453,667	194,782	-	5,623,398
Accumulated depreciation	(1,371,715)	(95,658)	-	-	(1,467,373)
Net book amount	1,603,234	2,358,009	194,782	-	4,156,025
Year ended June 30, 2016
Opening net book amount	1,603,234	2,358,009	194,782	-	4,156,025
Additions	147,467	12,974	55	7,170	167,666
Transfers	(187)	187	-	-	-
Transfers to property, plant and equipment	-	(15,224)	-	-	(15,224)
Transfers to trading properties	(3,868)	-	-	-	(3,868)
Disposals (iv)	(2,762)	(181,266)	(464)	-	(184,492)
Depreciation charge (i) (Note 31)	(118,436)	(93,493)	-	-	(211,929)
Book amount at year end	1,625,448	2,081,187	194,373	7,170	3,908,178
At June 30, 2016
Costs	3,115,599	2,270,338	194,373	7,170	5,587,480
Accumulated depreciation	(1,490,151)	(189,151)	-	-	(1,679,302)
Net book amount	1,625,448	2,081,187	194,373	7,170	3,908,178

(i)
As of June 30, 2016 and 2015, depreciation charges were included in “Costs” in the Statements of Comprehensive Income (Note 31).
(ii)
Includes transfers due to the opening of Alto Comahue and Distrito Arcos Shopping Centers.
(iii)
Includes additions due to the acquisition of assets to IRSA. See Note 3.
(iv)
As of June 30, 2016 and 2015, includes disposals due to sale of functional units of Intercontinental Building.

IRSA PROPIEDADES COMERCIALES S.A.

Notes to the Consolidated Financial Statements (Continued)
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

10.
Investment properties (Continued)

Properties under development comprise works in a building office to be constructed.

The following amounts have been recognized in the statement of comprehensive income:

	June 30, 2016	June 30, 2015	June 30, 2014
Rental and service income	2,672,701	1,917,413	1,392,699
Expenses and collective promotion fund	1,183,627	833,905	667,824
Costs of property operations	(1,674,397)	(1,178,065)	(944,949)
Gain from disposal of investment properties	175,963	126,686	308

Borrowing costs incurred as of June 30, 2015 and 2014 of Ps. 12,957 and Ps. 22,376, respectively, were capitalized at the rate of the Company’s general borrowings, which amounts to 15%. Such costs correspond to Alto Comahue. The capitalization of finance costs has ceased since the completion of the shopping mall, therefore, no finance costs were capitalized as of June 30, 2016.

Certain of the Group’s investment properties have been mortgaged or otherwise restricted to secure some of the Group’s borrowings and other liabilities. The net book value of those properties as of June 30, 2016 and 2015 is as follows:

	June 30, 2016	June 30, 2015
Córdoba Shopping (i)	40,352	48,566
Total	40,352	48,566

(i)
A portion of the Córdoba Shopping center property is encumbered with an antichresis right as collateral for an advance rent received from NAI International II Inc. amounting to Ps. 17.7 million and Ps. 3.3 million, as of June 30, 2016 and 2015, respectively. The debt is included in “Trade and other payables” in the statement of financial position.

As of June 30, 2016 and 2015 the fair value of investment properties amounts to Ps. 24,657.84 million and Ps. 18,211.3 million respectively. The fair values are based on comparable values of certain qualified external appraisers (Level 2 of fair value hierarchy) except in the case of shopping centers, where fair value is based on the market capitalization valuation (Level 3 of the fair value hierarchy). In the first case, sale prices of comparable properties are adjusted considering the specific aspects of each property, the most relevant premise being the square meter. In the second case, the capitalization rates used also take into account specific aspects of each property.

IRSA PROPIEDADES COMERCIALES S.A.

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

10. Investment properties (Continued)

The following is a summary of the Group´s investment properties by type as of June 30, 2016:

		Initial Costs		Subsequent costs	Cost at year end
Name	Encumbrances	Plot of land	Buildings, facilities and improvements (i)	Improvements / Additions / Disposals / Transfers	Plot of land	Buildings, facilities and improvements	Total	Accumulated depreciation	Net book amount	Date of construction	Date of acquisition	Useful life as of 06.30.16
Shopping Centers portfolio:
Abasto	-	9,753	251,247	15,831	9,753	267,078	276,831	(172,171)	104,660	nov-98	jul-94	16
Alto Palermo Shopping	-	8,694	424,322	13,567	8,694	437,889	446,583	(370,831)	75,752	oct-90	nov-97	14
Alto Avellaneda	-	18,089	186,584	30,613	18,089	217,197	235,286	(183,331)	51,955	oct-95	dec-97	11
Alcorta Shopping	-	8,006	101,992	16,330	8,006	118,322	126,328	(88,195)	38,133	jun-92	jun-97	15
Alto Noa	-	227	46,336	8,075	227	54,411	54,638	(38,942)	15,696	sep-94	mar-95	13
Buenos Aires Design	-	-	53,083	9,047	-	62,130	62,130	(57,893)	4,237	nov-93	nov-97	2
Patio Bullrich	-	9,814	163,711	10,878	9,814	174,589	184,403	(123,392)	61,011	sep-88	oct-98	16
Alto Rosario	-	25,686	74,743	21,176	25,686	95,919	121,605	(44,146)	77,459	nov-04	nov-04	18
Mendoza Plaza	-	10,546	126,413	12,101	10,546	138,514	149,060	(96,228)	52,832	jun-94	dec-94	15
Dot Baires Shopping	-	84,890	364,359	95,580	84,890	459,939	544,829	(153,763)	391,066	may-09	nov-06	24
Córdoba Shopping	Antichresis	1,141	98,714	713	1,141	99,427	100,568	(60,216)	40,352	mar-90	dec-06	14
Distrito Arcos	-	-	-	304,503	-	304,503	304,503	(25,396)	279,107	-	nov-09	15
Alto Comahue	-	1,143	4,467	327,957	1,143	332,424	333,567	(19,208)	314,359	-	may-06	30
Patio Olmos	-	11,532	21,417	626	11,532	22,043	33,575	(8,586)	24,989	may-95	sep-07	17
Soleil Premium Outlet	-	23,267	55,905	37,976	23,267	93,881	117,148	(36,762)	80,386	-	jul-10	14
Ocampo parking space	-	3,201	21,137	207	3,201	21,344	24,545	(11,091)	13,454	-	sep-06	22
Shopping centers portfolio		215,989	1,994,430	905,180	215,989	2,899,610	3,115,599	(1,490,151)	1,625,448
Office and Other rental properties portfolio:
Abasto offices		-	-	15,059	-	15,059	15,059	(5,813)	9,246	mar-13	jul-94	16
Alto Palermo Shopping Annex	-	-	36,578	-	-	36,578	36,578	(7,597)	28,981	-	jun-06	8
Dot building	-	13,346	68,446	56,078	13,346	124,524	137,870	(22,078)	115,792	sep-10	nov-06	28
Anchorena 545 (Chanta IV)	-	812	4,495	-	812	4,495	5,307	(3,530)	1,777	-	aug-08	15
Anchorena 665		2,206	8,821	-	2,206	8,821	11,027	(1,325)	9,702	-	aug-08	18
Zelaya 3102	-	1,442	-	-	1,442	-	1,442	-	1,442	-	jul-05	16
Suipacha 664	-	40,916	87,885	1,745	40,916	89,630	130,546	(18,810)	111,736	jun-94	dec-14	8
Bouchard 710	-	337,222	180,599	1,562	337,222	182,161	519,383	(24,522)	494,861	-	dec-14	24
Intercontinental Plaza	-	13,548	226,150	(73,937)	13,548	152,213	165,761	(43,345)	122,416	jun-96	dec-14	23
República building	-	391,506	316,686	1,318	391,506	318,004	709,510	(38,787)	670,723	-	dec-14	24
Bank Boston tower	-	295,682	239,114	451	295,682	239,565	535,247	(23,174)	512,073	-	dec-14	25
Paseo del Sol		-	2,608	-	-	2,608	2,608	(170)	2,438	-	jul-15	17
Office and Other rental properties portfolio		1,096,680	1,171,382	2,276	1,096,680	1,173,658	2,270,338	(189,151)	2,081,187
Undeveloped parcels of land:
Building annexed to DOT	-	25,336	-	-	25,336	-	25,336	-	25,336	-	nov-06	-
Luján plot of land	-	41,861	-	(298)	41,563	-	41,563	-	41,563	-	may-12	-
Caballito – Ferro	-	36,890	-	-	36,890	-	36,890	-	36,890	-	nov-97	-
Intercontinental plot of land Tower B	-	90,584	-	-	90,584	-	90,584	-	90,584	-	dec-14	-
Undeveloped parcels of land		194,671	-	(298)	194,373	-	194,373	-	194,373
Properties under development
PH Office Park		-	-	7,170	-	7,170	7,170	-	7,170			-
Total Properties under development		-	-	7,170	-	7,170	7,170	-	7,170			-
Total		1,507,340	3,165,812	914,328	1,507,042	4,080,438	5,587,480	(1,679,302)	3,908,178

IRSA PROPIEDADES COMERCIALES S.A.

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

11.
Property, plant and equipment

Changes in the Group’s property, plant and equipment for the years ended June 30, 2016 and 2015 were as follows:

	Other buildings and facilities	Furniture and fixtures	Machinery and equipment	Vehicles	Others	Total
At June 30, 2014
Costs	13,809	12,438	84,986	291	56	111,580
Accumulated depreciation	(10,624)	(8,344)	(68,769)	(291)	-	(88,028)
Net book amount	3,185	4,094	16,217	-	56	23,552
Year ended June 30, 2015
Opening net book amount	3,185	4,094	16,217	-	56	23,552
Additions (ii)	61,192	2,586	22,687	2,863	-	89,328
Transfers from investment properties	-	3,618	5,301	-	-	8,919
Disposal of unused assets	-	(46)	-	-	-	(46)
Depreciation charge (i) (Note 31)	(2,801)	(1,110)	(7,971)	(477)	-	(12,359)
Closing net book amount	61,576	9,142	36,234	2,386	56	109,394
At June 30, 2015
Costs	75,001	18,596	112,974	3,154	56	209,781
Accumulated depreciation	(13,425)	(9,454)	(76,740)	(768)	-	(100,387)
Net book amount	61,576	9,142	36,234	2,386	56	109,394
Year ended June 30, 2016
Opening net book amount	61,576	9,142	36,234	2,386	56	109,394
Additions	-	3,987	11,612	-	-	15,599
Transfers from investment properties	15,224	-	-	-	-	15,224
Depreciation charge (i) (Note 31)	(9,286)	(1,564)	(12,683)	(573)	-	(24,106)
Book amount at year end	67,514	11,565	35,163	1,813	56	116,111
At June 30, 2016
Costs	90,225	22,583	124,586	3,154	56	240,604
Accumulated depreciation	(22,711)	(11,018)	(89,423)	(1,341)	-	(124,493)
Net book amount	67,514	11,565	35,163	1,813	56	116,111

(i) As of June 30, 2016 and 2015, depreciation charges were included in “Costs” for Ps. 19,402 and Ps. 9,838, in “General and administrative expenses” for Ps. 4,473 and Ps. 2,392 and in “Selling expenses” for Ps. 231 and Ps. 129 respectively, in the Statement of Comprehensive Income (Note 31).
(ii)
Includes additions due to acquisition of assets to IRSA. See Note 3.

IRSA PROPIEDADES COMERCIALES S.A.

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

11.            Property, plant and equipment (Continued)

As of June 30, 2016 and 2015 there are no Properties under development included in this item.

During the fiscal years ended June 30, 2016 and 2015 borrowing costs were no capitalized.

None of the Group’s items of property, plant and equipment have been mortgaged to secure some of the Group’s borrowings.

The Group leases computer equipment under non-cancellable finance lease agreements. The lease terms are between 3 and 5 years and ownership of the assets lie within the Group (Note 27). Book amount of these equipment, included in class “Machinery and equipment” is as follows:

	June 30, 2016	June 30, 2015
Costs – capitalized finance leases	8,709	6,857
Accumulated depreciation	(6,245)	(4,749)
Net book amount	2,464	2,108

12.
Trading properties

Changes in trading properties for the fiscal years ended June 30, 2016 and 2015 were as follows:

	Completed properties	Undeveloped sites	Total
At June 30, 2014	2,712	6,827	9,539
Transfers from investment properties	-	3,107	3,107
Disposals / Sales (i)	(925)	-	(925)
At June 30, 2015	1,787	9,934	11,721
Transfers from investment properties	-	3,868	3,868
Disposals / Sales (ii)	(1,400)	-	(1,400)
At June 30, 2016	387	13,802	14,189

(i)
Corresponds to the sale of functional units (apartments and parking spaces) of Condominios I and II.
(ii) Corresponds to the sale of the apartment located at Entre Ríos 465/9.

During the fiscal years ended June 30, 2016 and 2015 no borrowing costs were capitalized.

IRSA PROPIEDADES COMERCIALES S.A.

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

12.            Trading properties (Continued)

None of the Group’s trading properties have been mortgaged or otherwise restricted to secure Group’s borrowings and other payables.

Breakdown of current and non-current Company’s trading properties is as follow:

	June 30, 2016	June 30, 2015
Non-current	14,189	8,567
Current	-	3,154
	14,189	11,721

The following is a summary of the Group's trading properties by type as of June 30, 2016 and 2015:

	Net book amount
Description	June 30, 2016	June 30, 2015	Date of acquisition
Undeveloped sites:
Air space Coto	6,024	6,024	sep-97
Córdoba Plot of land	3,107	3,107	may-15
Córdoba Plot of land (Shopping) (1)	3,868	-	-
Residential project Neuquén	803	803	may-06
Total undeveloped sites	13,802	9,934

Completed properties:
Condominios I	21	21	apr-11
Condominios II	366	366	nov-13
Entre Ríos 465/9 apartment	-	1,400	-
Total completed properties	387	1,787
Total	14,189	11,721

(1) See Note 39.

IRSA PROPIEDADES COMERCIALES S.A.

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

13.
Intangible assets

Changes in the Group’s intangible assets for the fiscal years ended June 30, 2016 and 2015 were as follows:

	Goodwill	Software	Rights of use (ii)	Right to receive units (Barters) (iii)	Others	Total
At June 30, 2014
Costs	506	14,779	20,873	32,872	11,861	80,891
Accumulated amortization	-	(14,283)	-	-	(854)	(15,137)
Net book amount	506	496	20,873	32,872	11,007	65,754
Year ended June 30, 2015
Opening net book amount	506	496	20,873	32,872	11,007	65,754
Additions	-	467	-	5,409	-	5,876
Disposals	(506)	-	-	-	-	(506)
Amortization charge (i) (Note 31)	-	(490)	(471)	-	(1,148)	(2,109)
Closing net book amount	-	473	20,402	38,281	9,859	69,015
At June 30, 2015
Costs	-	15,246	20,873	38,281	11,861	86,261
Accumulated amortization	-	(14,773)	(471)	-	(2,002)	(17,246)
Net book amount	-	473	20,402	38,281	9,859	69,015
Year ended June 30, 2016
Opening net book amount	-	473	20,402	38,281	9,859	69,015
Additions	-	1,583	-	-	-	1,583
Amortization charge (i) (Note 31)	-	(325)	(943)	-	(2,191)	(3,459)
Closing net book amount	-	1,731	19,459	38,281	7,668	67,139
At June 30, 2016
Costs	-	16,829	20,873	38,281	11,861	87,844
Accumulated amortization	-	(15,098)	(1,414)	-	(4,193)	(20,705)
Net book amount	-	1,731	19,459	38,281	7,668	67,139

(i)
As of June 30, 2016 and 2015, amortization charge is included in “Costs” in the Statements of Comprehensive Income (Note 31). There are no impairment charges for any of the reported years.
(ii)
Corresponds to Distrito Arcos. Depreciation began in January 2015, upon delivery of the shopping mall.
(iii)
Corresponds to in-kind receivables representing the right to receive residential apartments in the future under barter transactions (Note 39).

IRSA PROPIEDADES COMERCIALES S.A.

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

14.
Inventories

Group’s inventories as of June 30, 2016 and 2015 were as follows:

	June 30, 2016	June 30, 2015
Current
Materials and others items of inventories	18,202	15,347
Total inventories	18,202	15,347

15.
Financial instruments by category

The following tables show the carrying amounts of financial assets and liabilities by category and a reconciliation to the corresponding line item in the statements of financial position, as appropriate. Since the line items “Trade and other receivables” and “Trade and other payables” contain both financial instruments and non-financial assets or liabilities (such as advances, credits, trade payables in-kind and tax payables), the reconciliation is shown in the columns headed “Non-financial assets” and “Non-financial liabilities”.

Financial assets and financial liabilities as of June 30, 2016 were as follows:

	Financial assets at amortized cost	Financial assets at fair value through profit or loss	Subtotal financial assets	Non-financial assets	Total
June 30, 2016
Assets as per statement of financial position
Trade and other receivables (excluding the allowance for doubtful accounts and other receivables) (Note 16)	1,757,371	-	1,757,371	758,493	2,515,864
Investments in financial assets (Note 17)	-	2,084,748	2,084,748	-	2,084,748
Cash and cash equivalents (Note 19)	29,842	3,207	33,049	-	33,049
Total	1,787,213	2,087,955	3,875,168	758,493	4,633,661

	Financial liabilities at amortized cost	Financial liabilities at fair value through profit or loss	Subtotal financial liabilities	Non-financial liabilities	Total
Liabilities as per statement of financial position
Trade and other payables (Note 20)	415,591	-	415,591	874,409	1,290,000
Derivative financial instruments (Note 18)	-	2,857	2,857	-	2,857
Borrowings (excluding finance leases liabilities) (Note 23)	5,889,026	-	5,889,026	-	5,889,026
Total	6,304,617	2,857	6,307,474	874,409	7,181,883

IRSA PROPIEDADES COMERCIALES S.A.

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

15.            Financial instruments by category (Continued)

Financial assets and financial liabilities as of June 30, 2015 were as follows:

	Financial assets at amortized cost	Financial assets at fair value through profit or loss	Subtotal financial assets	Non-financial assets	Total
June 30, 2015
Assets as per statement of financial position
Trade and other receivables (excluding the allowance for doubtful accounts and other receivables) (Note 16)	666,968	-	666,968	316,147	983,115
Investments in financial assets (Note 17)	109,831	436,035	545,866	-	545,866
Cash and cash equivalents (Note 19)	301,499	2,000	303,499	-	303,499
Total	1,078,298	438,035	1,516,333	316,147	1,832,480

	Financial liabilities at amortized cost	Financial liabilities at fair value through profit or loss	Subtotal financial liabilities	Non-financial liabilities	Total
Liabilities as per statement of financial position
Trade and other payables (Note 20)	402,258	-	402,258	647,705	1,049,963
Borrowings (excluding finance leases liabilities) (Note 23)	3,791,146	-	3,791,146	-	3,791,146
Total	4,193,404	-	4,193,404	647,705	4,841,109

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

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

15.            Financial instruments by category (Continued)

Results on derivative financial instruments are included in “Financial results, net” in the statement of comprehensive income (Note 34) and can be assigned to the following categories:

	Financial assets / (liabilities) at amortized cost	Financial assets / (liabilities) at fair value through profit or loss	Total
June 30, 2016
Interest income	94,541	7,628	102,169
Interest expense	(612,486)	-	(612,486)
Foreign exchange losses, net	(1,815,553)	-	(1,815,553)
Fair value gains of financial assets at fair value through profit or loss	-	466,328	466,328
Gain from derivative financial instruments	-	1,248,374	1,248,374
Other finance costs	(100,051)	-	(100,051)
Net result	(2,433,549)	1,722,330	(711,219)

	Financial assets / (liabilities) at amortized cost	Financial assets / (liabilities) at fair value through profit or loss	Total
June 30, 2015
Interest income	57,860	11,447	69,307
Interest expense	(329,170)	-	(329,170)
Foreign exchange losses, net	(210,162)	-	(210,162)
Fair value gains of financial assets at fair value through profit or loss	-	50,176	50,176
Loss from derivative financial instruments	-	(2,961)	(2,961)
Other finance costs	(41,677)	-	(41,677)
Net result	(523,149)	58,662	(464,487)

	Financial assets / (liabilities) at amortized cost	Financial assets / (liabilities) at fair value through profit or loss	Total
June 30, 2014
Interest income	44,292	15,732	60,024
Interest expense	(151,092)	-	(151,092)
Foreign exchange losses, net	(277,258)	-	(277,258)
Fair value gains of financial assets at fair value through profit or loss	-	62,216	62,216
Gain from derivative financial instruments	-	12,514	12,514
Other finance costs	(29,456)	-	(29,456)
Net result	(413,514)	90,462	(323,052)

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

In the case of Level 1, valuation is based on quoted prices in active markets for identical financial assets or liabilities that the Group can refer to at the date of the statement of financial position. A market is deemed active if transactions take place with sufficient frequency and in sufficient quantity for price information to be available on an ongoing basis. Since a quoted price in an active market is the most reliable indicator of fair value, this should always be used if available. The financial instruments the Group has allocated to this level mainly comprise equity investments, mutual funds, bonds and non-convertible notes for which quoted prices in active markets are available. In the case of shares, the Group allocates them to this level when either a stock market price is available or prices are provided by a price quotation on the basis of actual market transactions.

In the case of Level 2, fair value is determined by using valuation methods based on inputs directly or indirectly observable in the market. The financial instruments the Group has allocated to this level comprise foreign-currency forward contracts.

In the case of Level 3, the Group uses valuation techniques not based on inputs observable in the market. This is only permissible insofar as no observable market data are available. The inputs used reflect the Group’s assumptions regarding the factors which any market player would consider in their pricing. The Group uses the best available information for this, including internal company data. The Group has determined that the investment in Avenida Inc. and Arcos del Gourmet S.A.’s stock option are Level 3 financial instruments, with a fair value of Ps. 172,319 and zero at the end of the year, respectively.

IRSA PROPIEDADES COMERCIALES S.A.

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

15.            Financial instruments by category (Continued)

The following tables present the Group’s financial assets and financial liabilities that are measured at fair value as of June 30, 2016 and 2015 and their allocation to the fair value hierarchy:

	June 30, 2016
	Level 1	Level 2	Level 3	Total
Assets
Investments in financial assets:
- Investment in equity securities TGLT	140,106	-	-	140,106
- Investment in equity securities Avenida Inc.	-	-	172,319	172,319
- Mutual funds	372,925	-	-	372,925
- ETF funds	98,882	-	-	98,882
- Government bonds	968,859	-	-	968,859
- Bonds issued by Banco Macro	2,988	-	-	2,988
- Non-convertible notes related parties	328,669	-	-	328,669
Cash and cash equivalents:
- Mutual funds	3,207	-	-	3,207
Total Assets	1,915,636	-	172,319	2,087,955

Liabilities
Derivative financial instruments:
- Foreign-currency forward contracts	-	2,857	-	2,857
Total Liabilities	-	2,857	-	2,857

	June 30, 2015
	Level 1	Level 2	Level 3	Total
Assets
Investments in financial assets:
- Investment in equity securities TGLT	71,470	-	-	71,470
- Investment in equity securities Avenida Inc.	-	-	102,316	102,316
- Mutual funds	105,977	-	-	105,977
- Government bonds	79,555	-	-	79,555
- Bonds issued by Banco Macro	1,789	-	-	1,789
- Non-convertible notes related parties	74,928	-	-	74,928
Cash and cash equivalents:
- Mutual funds	2,000	-	-	2,000
Total Assets	335,719	-	102,316	438,035

IRSA PROPIEDADES COMERCIALES S.A.

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

15.            Financial instruments by category (Continued)

When no quoted prices in an active market are available, fair values are based on recognized valuation methods. The Group uses a range of valuation models for the measurement of Level 2 and Level 3 instruments, details of which may be obtained from the following table:

Description	Pricing model	Pricing method	Parameters
Foreign-currency contracts	Present value method	Theoretical price	Money market curve; Interest curve; Foreign exchange curve.
Arcos del Gourmet S.A. purchase option	Discounted cash flow	-	Projected revenues and discount rate
Avenida Inc.	Cap rate valuation	Theoretical price	Comparable market multiple (EV/GMV ratio)

IRSA PROPIEDADES COMERCIALES S.A.

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

16.
Trade and other receivables

The following table shows the amounts of Trade and other receivables as of June 30, 2016 and 2015:

	June 30, 2016	June 30, 2015
Non-current
Leases and services receivables	4,900	3,000
Averaging of scheduled rent escalation	73,895	53,044
Properties sales receivables	10	192
Less: allowance for doubtful accounts	(2,208)	(2,208)
Total non-current trade receivables	76,597	54,028
Prepayments	12,088	11,274
Loans	132	-
VAT receivables	22,778	23,568
Others	-	1,561
Total non-current other receivables	34,998	36,403
Related parties (Note 36)	376,603	-
Total non-current trade and other receivables	488,198	90,431
Current
Leases and services receivables	302,294	253,514
Averaging of scheduled rent escalation	107,655	85,674
Post-dated checks	358,253	233,312
Properties sales receivables	645	537
Consumer financing receivables	15,380	14,620
Debtors under legal proceedings	63,427	60,919
Less: allowance for doubtful accounts	(91,159)	(82,295)
Total current trade receivables	756,495	566,281
Prepayments	80,107	92,481
Expenses to be recovered	2,347	-
VAT receivables	2,851	1,853
Loans	9,276	10,750
Other tax receivables	21,628	4,867
Advance payments	60,888	43,386
Others	1,715	11,197
Less: allowance for other receivables	(165)	(165)
Total current other receivables	178,647	164,369
Related parties (Note 36)	998,992	77,366
Total current trade and other receivables	1,934,134	808,016
Total trade and other receivables	2,422,332	898,447

As of June 30, 2016, all non-current receivables are due within 7 years from the end of the fiscal year.

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

Movements on the Group’s allowance for doubtful accounts and other receivables are as follows:

	June 30, 2016	June 30, 2015
Beginning of the year	84,668	73,807
Additions (1) (Note 31)	35,391	22,653
Unused amounts reversed (Note 31)	(23,396)	(10,489)
Used during the year	(3,131)	(1,303)
End of the year	93,532	84,668
(1) The waiver charge amounts to Ps. 10 as of June 30, 2016.

The allowance for doubtful accounts’ additions and unused amounts reversed have been included in “Selling expenses” in the statement of comprehensive income (Note 31). Amounts charged to the allowance account are generally written off, when no recovery is expected.

The Group’s trade receivables comprise: shopping leases and services, leases office and services, consumer financing and sale of properties. The maximum exposure to credit risk at the reporting date is the carrying value of each class of receivables (Note 4).

The Group has also receivables with related parties. Neither of which are due nor impaired.

Due to the distinct characteristics of each type of receivable, an aging analysis of past due unimpaired and impaired receivables are shown by type and class as of June 30, 2016 and 2015 (includes not past due receivables to reconcile with the amounts in the statements of financial position):

IRSA PROPIEDADES COMERCIALES S.A.

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

16.            Trade and other receivables (Continued)

	Past due
Type of receivables	Up to 3 months	3 to 6 months	Over 6 months	To mature	Allowed	Total
Shopping leases and services	50,015	5,178	3,407	773,073	77,957	909,630
Office leases and services	96	124	512	32	30	794
Consumer financing	-	-	-	-	15,380	15,380
Sale of properties	113	33	314	195	-	655
Total as of June 30, 2016	50,224	5,335	4,233	773,300	93,367	926,459
Shopping leases and services	39,119	10,438	13,986	555,035	69,848	688,426
Office leases and services	969	24	-	9	35	1,037
Consumer financing	-	-	-	-	14,620	14,620
Sale of properties	64	63	277	325	-	729
Total as of June 30, 2015	40,152	10,525	14,263	555,369	84,503	704,812

Leases and services receivables from investment properties:

Trade receivables related to leases and services from the shopping centers and offices represent 98.3% and 97.8% of the Group’s total trade receivables as of June 30, 2016 and 2015, respectively. The Group has a large customer base and is not dependent on any single customer. Leases and services receivables that are not due and for which no allowance has been recorded relate to a wide and varied number of customers for whom there is no external credit rating available. Most of these customers have reached a minimum period of six months and have no previous non-compliance records. New customers with less than six months are regularly monitored. At the end of the year, the Group has not experience credit issues with these new customers.

As of June 30, 2016 and 2015 the Group provided for profit net with respect to leases and services receivables for an amount of Ps. 11,235 and Ps. 12,405, respectively.

Consumer financing receivables:

Trade receivables related to the residual activities of the Group represent only 1.7% and 2.1% of the Group’s total trade receivables as of June 30, 2016 and 2015, respectively.

IRSA PROPIEDADES COMERCIALES S.A.

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

16.            Trade and other receivables (Continued)

As of June 30, 2016 and 2015, the Group provided for recorded net gains (losses) on impairment / (recovery) of consumer financing receivables for an amount of Ps. 760 and Ps. (241), respectively. The estimation of the credit risk is complex and requires the use of rating and scoring models which are essential to measure default risk. In measuring the consumption credit risks of credit purchases made through credit cards and cash advances, the Company considers two components: (i) the probability of default by client or counterparty, and (ii) the likeable recovery rate of obligations in arrears. The models are reviewed regularly to check their effectiveness with respect to actual performance and, where necessary, to enhance them.

Receivables from the sale of properties:

Trade receivables related to the sale of properties represent 0.1% of the Group’s total trade receivables as of June 30, 2016 and 2015. Payments on these receivables are generally received when due and are generally secured by mortgages on the properties, thus credit risk on outstanding amounts is considered low.

During the fiscal year there are no impaired receivables from the sale of properties.

IRSA PROPIEDADES COMERCIALES S.A.

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

17.
Investments in financial assets

The following table shows the amounts of investments in financial assets as of June 30, 2016 and 2015:

	June 30, 2016	June 30, 2015
Non-current
Financial assets at fair value through profit or loss
Investment in equity securities in TGLT	140,106	71,470
Investment in equity securities in Avenida Inc.	172,319	102,316
Financial assets at amortized cost
Non-convertible notes related parties (Note 36)	-	79,760
Total non-current	312,425	253,546
Current
Financial assets at fair value through profit or loss
Mutual funds	372,925	105,977
ETF funds	98,882	-
Non-convertible notes related parties (Note 36)	328,669	74,928
Bonds issued by Banco Macro	2,988	1,789
Government bonds (i)	968,859	79,555
Financial assets at amortized cost
Non-convertible notes related parties (Note 36)	-	30,071
Total current	1,772,323	292,320
Total investments in financial assets	2,084,748	545,866

(i) Includes bonds in foreign-currency “Bonad Dollar Link” and other bonds in local-currency “Lebacs”.

Financial assets at fair value through profit or loss are denominated in Argentine pesos. The maximum exposure to credit risk at the reporting date is the carrying value of these assets.

18.
Derivative financial instruments

The following table shows the derivative financial instruments as of June 30, 2016 and 2015:

	June 30, 2016	June 30, 2015
Liabilities
Current
Foreign-currency forward contracts	2,857	-
Total current derivative financial instruments	2,857	-
Total derivative financial instruments	2,857	-

IRSA PROPIEDADES COMERCIALES S.A.

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

18.
Derivative financial instruments (Continued)

As of June 30, 2016 and 2015, foreign currency forward contracts outstanding are indicated below:
Forwards	Amount (USD)	Due date	June 30, 2016	June 30, 2015
Banco Galicia	8,000	10/31/2016	(1,109)	-
Banco ICBC	10,000	10/31/2016	(1,368)	-
Banco SBS	1,000	02/24/2017	(255)	-
Banco SBS	1,000	10/31/2016	(125)	-
Total	20,000		(2,857)	-

Accrued gains (losses) from future exchanges contracts during the fiscal years ended June 30, 2016, 2015 and 2014 were as follows:

Future / Forwards	Amount (USD)	June 30, 2016	June 30, 2015	June 30, 2014
Banco ICBC	10,000	2,624	(1,098)	(4,373)
Banco Galicia	10,000	44,319	(1,098)	(16,238)
Banco Hipotecario	-	-	(549)	30,896
Banco Itaú	-	-	-	2,207
Compañía Inversora Bursatil	58,000	385,492	-	-
Banco SBS	80,000	765,002	-	-
Banco Cohen	7,000	26,242	-	-
Balanz Capital	12,000	24,240	-	-
Total	177,000	1,247,919	(2,745)	12,492

Accrued gains (losses) from interest rate swaps during the fiscal years ended June 30, 2016, 2015 and 2014 were as follows:

Interest rate swaps	Amount (USD)	June 30, 2016	June 30, 2015	June 30, 2014
Banco Galicia	10,000	-	(216)	22
Banco Galicia	50,000	455	-	-
Total	60,000	455	(216)	22

19.
Cash and cash equivalents information

The following table shows the amounts of cash and cash equivalents as of June 30, 2016 and 2015:
	June 30, 2016	June 30, 2015
Cash at bank and on hand	29,842	301,499
Mutual funds	3,207	2,000
Total cash and cash equivalents	33,049	303,499

IRSA PROPIEDADES COMERCIALES S.A.

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

19.            Cash flow and cash equivalent information (Continued)

Following is a detailed description of cash flows generated by the Group’s operations for the fiscal years ended June 30, 2016, 2015 and 2014.

	Note	June 30, 2016	June 30, 2015	June 30, 2014
Net income for the year		911,700	620,615	410,487
Adjustments:
Income tax expense	26	294,336	290,815	226,700
Amortization and depreciation	31	239,494	180,410	121,014
Loss / (Gain) from disposal of trading properties		241	(5,691)	(44,258)
Gain from disposal of investment properties		(175,963)	(126,686)	(308)
Written off unused property, plant and equipment	11	-	46	36
Written off unused investment properties	10	3,226	114	35
Goodwill written off	8	4,297	-	-
Loss on intangible assets retired	13	-	-	116
Averaging of scheduled contract escalation	29	(42,832)	(27,454)	(14,631)
Loss from disposal of equity interest	9	-	(8,758)	-
Provision for directors’ fees	36	27,700	40,558	12,169
Share-based payments	25	16,359	21,360	58,071
(Gain) / Loss from derivative financial instruments	34	(1,248,374)	2,961	(12,514)
Fair value gains of financial assets at fair value through profit or loss	34	(466,328)	(50,176)	(62,216)
Financial results, net	34	2,413,912	531,311	424,517
Doubtful accounts, net	31	11,995	12,164	6,311
Provisions, net	33	3,402	9,861	9,179
Share of profit / (loss) of associates and joint ventures	8,9	17,334	(14,585)	13,535
Unrealized foreign exchange on cash and cash equivalents		(1,062)	(4,390)	(6,615)
Changes in operating assets and liabilities:
Increase in inventories	14	(2,855)	(4,979)	(472)
Decrease in trading properties	12	1,159	5,481	51,917
Increase in trade and other receivables	16	(606,342)	(262,246)	(55,258)
Increase in trade and other payables	20	178,490	251,070	40,718
Increase (Decrease) in payroll and social security liabilities	21	12,689	23,879	(14,629)
Uses in provisions	22	(3,350)	(1,813)	(2,034)
Net cash generated from operating activities before income tax paid		1,589,228	1,483,867	1,161,870

IRSA PROPIEDADES COMERCIALES S.A.

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

19.            Cash and cash equivalents information (Continued)

The following table shows a detail of non-cash transactions occurred in the years ended June 30, 2016, 2015 and 2014:

	June 30, 2016	June 30, 2015	June 30, 2014
Repayment of related party borrowings through the decrease in financial assets	372,203	-	-
Offsetting of loans against dividends receivable	3,591	2,625	-
Transfer of investment properties to property, plant and equipment	15,224	8,919	-
Transfer of investment properties to trading properties	3,868	3,107	803
Financed purchase of property, plant and equipment	1,852	1,984	651
Dividends distribution to non-controlling interest not yet paid	64,209	42,772	-
Dividends distribution compensated with a decrease in trade and other receivables and financial assets	253,663	284,776	-
Expired dividends	-	813	1,690
Payment of interests with financial assets	-	6,995	-
Transfer of intangible assets to trading properties	-	-	7,351
Transfer of investment properties to intangible assets	-	1,666	-
Acquisition of intangible assets	-	-	8,954
Share-based incentive plan	-	-	6,607
Assignment of bonds to the parent company	-	-	16,825
Payment of trade and other payables with the delivery of trading properties	-	1,135	-
Dividend distribution, not yet paid	-	4,594	3,474
Collection of trade receivables and other receivables against delivery of trading properties	-	-	1,400
Change in the measurement criteria of equity interest in Avenida Inc.	-	30,089	-

Acquisition of real property to IRSA

Assets acquired
Investment properties	-	2,575,299	-
Property, plant and equipment,	-	61,192	-
Total assets acquired	-	2,636,491	-
Trade and other receivables	-	(307,893)	-
Investments in financial assets	-	(43,633)	-
Borrowings	-	(2,195,176)	-
Cash	-	(89,789)	-
Total consideration	-	(2,636,491)	-

IRSA PROPIEDADES COMERCIALES S.A.

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

20.
Trade and other payables

The following table shows the amounts of trade and other payables as of June 30, 2016 and 2015:

	June 30, 2016	June 30, 2015
Non-current
Rent and service payments received in advance	89,021	61,715
Admission rights	199,688	146,036
Tenant deposits	5,688	6,044
Total non-current trade payables	294,397	213,795
Tax payment plans	18,077	20,606
Other income to be accrued	6,925	7,420
Others	6,438	5,953
Total non-current other payables	31,440	33,979
Related parties (Note 36)	232	38
Total non-current trade and other payables	326,069	247,812
Current
Trade payables	77,367	65,912
Accrued invoices	110,390	92,251
Customer advances	15,528	4,493
Rent and service payments received in advance	216,958	185,991
Admission rights	187,446	142,709
Tenant deposits	24,085	13,283
Total current trade payables	631,774	504,639
VAT payables	46,306	39,615
Withholdings payable	50,224	25,070
Other tax payables	8,870	9,373
Other income to be accrued	495	495
Tax payment plans	34,871	4,182
Dividends	64,209	50,147
Others	6,968	3,692
Total current other payables	211,943	132,574
Related parties (Note 36)	120,214	164,938
Total current trade and other payables	963,931	802,151
Total trade and other payables	1,290,000	1,049,963

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

IRSA PROPIEDADES COMERCIALES S.A.

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

21.
Payroll and social security liabilities

The following table shows the amounts of payroll and social security liabilities as of June 30, 2016 and 2015:

	June 30, 2016	June 30, 2015
Current
Provision for vacation, bonuses and others	89,804	77,049
Social security payable	17,144	15,899
Others	434	1,745
Total payroll and social security liabilities	107,382	94,693

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

The following table shows the movements in the Group's provisions for other liabilities categorized by type of provision:

	Labor, legal and other claims	Investments in joint ventures (*)	Total
As of July 1, 2014	24,974	59	25,033
Increases (Note 33)	19,774	-	19,774
Recovery (Note 33)	(9,913)	-	(9,913)
Used during the year	(1,813)	-	(1,813)
Share of loss of joint ventures	-	(59)	(59)
As of June 30, 2015	33,022	-	33,022
Increases (Note 33)	13,549	-	13,549
Recovery (Note 33)	(10,147)	-	(10,147)
Used during the year	(3,350)	-	(3,350)
As of June 30, 2016	33,074	-	33,074

(*)           Correspond to equity interests in joint ventures with negative equity

IRSA PROPIEDADES COMERCIALES S.A.

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

22. Provisions (Continued)

Breakdown of current and non-current provisions is as follows:

	June 30, 2016	June 30, 2015
Non-current	26,286	9,392
Current	6,788	23,630
	33,074	33,022

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

Acquisition of the building known as ex- escuela Gobernador Vicente de Olmos (City of Córdoba)

On November 20, 2006, the Group through IRSA Propiedades Comerciales acquired the building known as edificio ex-escuela Gobernador Vicente de Olmos, located in the City of Córdoba through a public bidding in the amount of Ps. 32,522. As explained in Note 27, this property is affected to a concession contract.

After the title deed was made, the government of the province of Córdoba declared the property to be of public use and subject to partial expropriation in order to be used exclusively for the Libertador San Martín Theater.

IRSA Propiedades Comerciales has answered a complaint in an action and to challenge the law that declared such public interest on unconstitutional grounds. In the alternative, it has challenged the appraisal made by the plaintiff and, additionally, it has claimed damages not included in the appraisal and resulting immediately and directly from expropriation.

At June 30, 2016, the property is recorded under Investment Properties.

IRSA PROPIEDADES COMERCIALES S.A.

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

23.
Borrowings

The following table shows the Company's borrowings as of June 30, 2016 and 2015:

						Book value
	Secured / unsecured	Currency	Rate	Effective interest rate %	Capital Nominal value	June 30, 2016	June 30, 2015
Non-current
NCN Series I due 2017 (Note 36)	Unsecured	USD	Fixed	7.875%	-	-	1,073,831
NCN Class II due 2023	Unsecured	USD	Fixed	8.750%	360,000	5,261,871	-
Finance leases (v)	Secured	USD	Fixed	(v)	300	2,381	1,216
Citibank N.A loan (iv)	Unsecured	Ps.	Fixed	(iv)	8,252	2,324	8,158
Related parties (vi) (Note 36)	Unsecured	USD	Fixed	8.50%	-	-	2,239,283
Non-current borrowings						5,266,576	3,322,488
Current
NCN Series I due 2017 (Note 36)	Unsecured	USD	Fixed	7.875%	-	-	11,067
NCN Class I due 2017 (vii)	Unsecured	Ps.	Fixed/ Floating	26.5% Badlar + 400 BP	407,260	409,091	-
NCN Class II due 2023	Unsecured	USD	Fixed	8.750%	360,000	127,652	-
Banco Provincia de Buenos Aires loans (ii)	Unsecured	Ps.	Fixed	(ii)	36,250	36,074	6,468
Syndicated loans (i)	Unsecured	Ps.	Fixed	(i)	-	-	75,485
Citibank N.A loan (iv)	Unsecured	Ps.	Fixed	(iv)	8,252	5,837	5,855
Bank overdrafts (iii)	Unsecured	Ps.	Floating	(iii)	-	39,792	274,348
Finance leases (v)	Secured	USD	Fixed	(v)	300	1,661	1,381
Related parties (vi) (Note 36)	Unsecured	Ps. / USD	Fixed/ Floating	(vi)	5,511	6,385	96,651
Total current borrowings						626,492	471,255
Total borrowings						5,893,068	3,793,743

(i)
On November 16, 2012, the Group subscribed a syndicated loan agreement In the amount of Ps. 118,000. Principal is payable in nine quarterly consecutive installments and accrued interest at a 15.01% rate. In November 2015, the last installment was settled. On June 12, 2013, the Group subscribed a new syndicated loan in the amount of Ps. 111,000. Principal is payable in nine quarterly consecutive installments and accrued interest at a 15.25% rate. Both loans have been entered into with various banking institutions, one of which is Banco Hipotecario with a one-year grace period to start repayment (Note 36).
(ii)
On December 12, 2012, the Group subscribed a loan with Banco Provincia de Buenos Aires in the amount of Ps. 29 million. Principal was payable in nine quarterly consecutive installments starting in December 2013 with a one-year grace period to start repayment. In December 2015, the last principal installment was settled. On September 30, 2015, the Group subscribed a new loan with Banco Provincia de Buenos Aires in the amount of Ps. 145 million. Principal is payable in twelve monthly consecutive installments and interest is accrued at a 23% rate.
(iii)
Granted by diverse financial institutions. They accrue interest rates ranging from 22% to 39% annually, and are due within a maximum term of three months from each year end.
(iv)
On December 23, 2013, the Group subscribed a loan with Citibank N.A. of Ps. 5.9 million, which accrues interest at a 15.25% rate. Principal is payable in nine quarterly consecutive installments starting in December 2014. Additionally, on December 30, 2014, the Group subscribed a new loan with Citibank N.A. in the amount of Ps. 10 million, which accrues interest at a rate of 26.50%. Principal is payable in nine quarterly consecutive installments starting in December 2015.
(v)
They accrue interest rates ranging from 3.2% to 14.3% annually.
(vi)
It includes credit lines with Nuevo Puerto Santa Fe and IRSA that bear interest at Badlar and at a fixed rate of 8.50%, respectively. Loan with IRSA was fully paid in at year end.
(vii)
On September 18, 2015, the Group. issued non-convertible notes Class I in the amount of Ps. 407.3 million, which pay a combined rate and have a maturity of 18 months. During the first three months, interest will be accrued at a fixed rate of 26.5 % and, from the fourth month until maturity, the Badlar rate plus 400 basis points will be applied. Interest will be paid on a quarterly basis and principal will be repaid in a lump sum at maturity.

IRSA PROPIEDADES COMERCIALES S.A.

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

23. Borrowings (Continued)

As of June 30, 2016 and 2015, the Company does not hold collateralized liabilities (seller financing and long-term borrowings, excluding finance leases).

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

The maturity of the Group's borrowings (excluding obligations under finance leases) and the Group's classification related to interest rates is as follows:

	June 30, 2016	June 30, 2015
Fixed rate:
Less than one year	42,163	88,016
Between 1 and 2 years	1,141	1,080,163
Between 2 and 3 years	1,198	2,338
Between 4 and 5 years	-	2,239,283
More than 5 years	5,345,204	-
	5,389,706	3,409,800
Floating rate:
Less than one year	452,532	278,604
	452,532	278,604
Accrued interest and expenses:
Less than one year	130,136	103,254
Between 1 and 2 years	(8)	(485)
Between 2 and 3 years	(7)	(27)
More than 5 years	(83,333)	-
	46,788	102,742
	5,889,026	3,791,146

The fair value of current borrowings at fixed-rate and current and non-current borrowings at floating-rate approaches its carrying amount, as the effect of discounting is not significant The fair value of all debts that are not quoted in the market are valued at their technical value, that is, nominal value plus accrued interest.

IRSA PROPIEDADES COMERCIALES S.A.

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

23.            Borrowings (Continued)

The fair value of non-current borrowings at fixed rate (excluding obligations under finance leases) is as follows:

	June 30, 2016	June 30, 2015
NCN Series I due 2017	-	1,091,287
NCN Class II due 2023	5,921,907	-
Bank loans	6,901	16,213
Related parties	-	2,327,131
	5,928,808	3,434,631

Purchase offers and requests for consent of IRSA CP’s Series I Corporate Notes

On March 3, 2016, IRSA CP announced that it would launch an offer to buy in cash any and all of its outstanding 7.875% Series I Corporate Notes maturing in 2017.

Along with the Purchase Offer, IRSA CP asked the holders of Corporate Notes to give their consent to certain proposed changes to the trust agreement dated May 11, 2007, including the elimination of substantially all covenants, and the amendment or elimination of certain events of breach and other provisions of the Corporate Notes Trust Agreement.

Below is a detail of certain information on the main payment terms of the Purchase Offer and Request for Consent:

Existing Corporate Notes	CUSIP Numbers	ISINs	Outstanding Nominal Value	Purchase price	Payment for Early Offer	Payment for Consent	Total Consideration
Non-convertible 7.875% Corporate Notes maturing in 2017	02151PAB3 / P0245MAC3	US02151PAB31 / USP0245MAC30	USD 120,000,000	USD 974.50	USD 30.00	N/A	USD 1,004.50

The purchase offer was subject to certain conditions, including (i) the execution of a simultaneous offering of new corporate notes in the international capital markets in order to fund the purchase offer; (ii) the payment of the outstanding purchase price balance of USD 240.0 million to IRSA for the acquisition of office buildings and reserves of land made in December 2014; (iii) securing all Required Consents and maintaining them in full force and effect, and (iv) the general conditions (any significant political, economic or financial change in the conditions, among others).

IRSA PROPIEDADES COMERCIALES S.A.

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

23.            Borrowings (Continued)

On April 4, 2016, IRSA CP announced the final outcome of the purchase offer and request for consent, as summarized in the following table:

Existing Corporate Notes	CUSIP Numbers	ISINs	Outstanding Nominal Value	Approximate Amount of Existing Corporate Notes Offered for sale	Approximate Percentage of Existing Corporate Notes Offered for sale	Approximate Percentage of Consents Received
Non-convertible 7.875% Corporate Notes maturing in 2017	02151PAB3 / P0245MAC3	US02151PAB31 / USP0245MAC30	USD 120,000,000	USD 59,504,000	49.59%	49.59%

The Meeting of IRSA’s 2017 Corporate Notes holders scheduled for March 23, 2016 could not be held for the required quorum was not gathered.

On March 28, 2016 and April 8, 2016, IRSA CP bought the nominal principal amount of USD 59,152,000 and USD 352,000, respectively, of 7.875% Series I Corporate Notes maturing in 2017, and ordered the Trustee to settle USD 59,504,000 of the nominal principal amount of the Corporate Notes on such dates. Following such settlements, the nominal outstanding principal amount of 7.875% Series I Corporate Notes maturing in 2017 issued by IRSA CP was USD 60,496,000.

On April 4, 2016, IRSA CP’s Board of Directors decided to approve the payment of USD 60,496,000, the remaining outstanding amount of IRSA CP’s Series I Corporate Notes. Such payment was made on May 4, 2016.

Such payments were accounted for as a cancellation of debt.

Such transaction generated a loss of Ps.33,393.

Issuance of IRSA CP’s 8.75% Class II Corporate Notes maturing in 2023.

On March 23, 2016, IRSA CP issued corporate notes for an aggregate nominal amount of USD 360 million under its Global Corporate Note Program. Class II Corporate Notes accrue interest on a half-yearly basis, at an annual fixed rate of 8.75% and are repayable at maturity on March 23, 2023. The issue price was 98.722% of face value.

IRSA CP’s Corporate Notes maturing in 2023 are subject to certain Commitments, Events of Breach and Limitations, including Limitations on Additional Indebtedness, Limitations on Restricted Payments, Limitations on Transactions with Affiliates, Limitations on the Merger, Take-over Merger and Limitations on the Sale of all or a substantial portion of the company’s Assets.

IRSA PROPIEDADES COMERCIALES S.A.

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

23.            Borrowings (Continued)

In order to borrow additional debt, IRSA CP shall have to meet the additional debt Consolidated Interest Coverage ratio, which shall be higher than 2.00. The Consolidated Interest Coverage ratio is defined as Consolidated EBITDA divided by consolidated net interest. Consolidated EBITDA is defined as operating income (loss) plus depreciation and amortization, and other consolidated non-monetary charges.

Class II Corporate Notes are subject to certain financial commitments pursuant to which IRSA CP may not declare or pay dividends in cash or in kind, unless the following conditions are met at the time of payment:

a)an Event of Default does not occur or persist,
b)IRSA CP may incur at least USD 1.00 worth of additional debt pursuant to the “Restriction on Additional Borrowing”; and
c)the amount of such Restricted payment exceeds the sum of:

(i)
100% of the accumulated EBITDA for the period (considered as one single accounting period) from July 1, 2015 to the last day of the last fiscal quarter ended before the date of such Restricted Payment, less an amount equal to 150% of net consolidated interest for such period; and
(ii)
any debt reduction by the Issuer or its Subsidiaries after the Issue Date (other than Debt due by the Subsidiaries to the Issuer) through a swap or exchange of shares of the Issuer or its Subsidiaries.

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

Contributions made by the Group under the Plan amount to Ps. 10,311, Ps. 5,141 and Ps. 2,276 for the fiscal years ended June 30, 2016, 2015 and 2014, respectively.

25.
Share-based payments

Equity Incentive Plan

The Group holds an equity incentive plan, under which certain selected employees, directors and top management of the Group, IRSA and Cresud (the “Participants”). Engagement is voluntary and by invitation of the Board of Directors.

This plan was effectively established on September 30, 2011 and is administered by the Board of Directors of the Group, IRSA and Cresud, as appropriate, or a committee appointed by the Board of Directors of the respective companies.

Initially, the Incentive Plan established that Participants would be entitled to receive shares (“Contributions”) of IRSA Propiedades Comerciales, IRSA and Cresud, based on a percentage of the annual bonus, on condition that they keep holding the acquired shares and remain an employee of the Company for at least 5 years, among other conditions required to qualify for such Contributions. Due to the small number of transactions in the market it was not possible to fulfill the formal aspects of the plan and as established by the Shareholders’ Meeting the Board of IRSA Propiedades Comerciales decided to modify certain conditions, including, delivery of IRSA and Cresud shares (upon transfer of funds by IRSA Propiedades Comerciales) to replace the shares of IRSA Propiedades Comerciales, IRSA and Cresud.

Consequently, shares shall be under the ownership of IRSA and Cresud, and as the conditions established by the Plan are verified, such contributions shall be transferred to the Participants.

Additionally, IRSA Propiedades Comerciales’s Board of Directors resolved to include a special one-off bonus composed of unrestricted shares issued by IRSA for the fiscal year ended on June 30, 2014, to employees with 2 or more years of service.

IRSA PROPIEDADES COMERCIALES S.A.

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

25.
Share-based payments (Continued)

A reserve has been set up in the Shareholders’ Equity to reflect this plan. As a result of the amendments described above, the reserve was reversed against Trade and other payables. As of June 30, 2016, IRSA CP holds a credit in the amount of Ps. 23.5 million and IRSA CP´s subsidiaries a debt in the amount of Ps. 12.9 million. The amount accrued for the plans as of June 30, 2016 amounts to Ps. 64.2 million, while as of June 30, 2015 the debt recognized as a result of this Incentive Plan amounted to Ps. 78.5 million, based on the market value of the shares to be granted pertaining to the Group’s contributions, proportionately to the period already elapsed for the vesting of shares in the Incentive Plan and adjusted for the probability that any beneficiary should leave the Group before the term and/or the conditions required to qualify for the benefits of the plan are met at fiscal year-end.

For the fiscal years ended June 30, 2016, 2015 and 2014, the Group has incurred in a charge related to the Incentive Plan and the extraordinary gratification of Ps. 16.4 million, Ps. 21.4 million and Ps. 58.1 million, respectively, while the total cost not yet recognized given that the vesting period has not yet elapsed is Ps. 17.4 million, Ps. 36.5 million and Ps. 41.5 million, respectively, for each fiscal year. This cost is expected to be recognized over an average period of 2 years.

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

The details of the provision for the Group’s income tax are as follows:

	June 30, 2016	June 30, 2015	June 30, 2014
Current income tax	223,220	302,796	223,860
Deferred income tax	71,116	(11,981)	2,914
Minimum presumed income tax (MPIT)	-	-	(74)
Income tax expense	294,336	290,815	226,700

IRSA PROPIEDADES COMERCIALES S.A.

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

26. Current and deferred income tax (Continued)

The statutory tax rates in the countries where the Group operates for all of the years presented are:

Tax jurisdiction	Income tax rate
Argentina	35%
Uruguay	0%

Deferred tax assets and liabilities of the Group as of June 30, 2016 and 2015 will be recovered as follows:

	June 30, 2016	June 30, 2015
Deferred income tax asset to be recovered after more than 12 months	130,402	87,046
Deferred income tax asset to be recovered within 12 months	103,412	273,509
Deferred income tax assets	233,814	360,555

Deferred income tax liabilities to be recovered after more than 12 months	316,103	305,813
Deferred income tax liabilities to be recovered within 12 months	44,298	110,213
Deferred income tax liabilities	360,401	416,026

Deferred income tax (broken down into assets and liabilities) during the fiscal years ended June 30, 2016 and 2015, without considering offsetting balances within the same tax jurisdiction, is the following:

Deferred income tax assets	Tax loss carry-forwards	Trade and other payables	Trading properties	Other	Total
As of June 30, 2014	19,801	101,222	-	20,685	141,708
Charged / (Credited) to the statement of comprehensive income	(3,484)	220,058	6,275	(4,002)	218,847
As of June 30, 2015	16,317	321,280	6,275	16,683	360,555
(Credited) / Charged to the statement of comprehensive income	3,035	(134,256)	(8,438)	12,918	(126,741)
As of June 30, 2016	19,352	187,024	(2,163)	29,601	233,814

Deferred income tax liabilities	Investment properties	Investments	Trade and other receivables	Other	Total
As of June 30, 2014	(101,990)	(52,870)	(47,808)	(6,492)	(209,160)
(Credited) / Charged to the statement of comprehensive income	(171,458)	(20,051)	(19,843)	4,486	(206,866)
As of June 30, 2015	(273,448)	(72,921)	(67,651)	(2,006)	(416,026)
Charged / (Credited) to the statement of comprehensive income	123,342	(18,609)	(20,334)	(28,774)	55,625
As of June 30, 2016	(150,106)	(91,530)	(87,985)	(30,780)	(360,401)

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

As of June 30, 2016, the tax loss carry-forwards of the Group and the jurisdictions which generated them are as follows:

Jurisdiction	Tax loss carry-forward	Date of generation	Date of expiration
Argentina	67	2013	2018
Argentina	6,708	2014	2019
Argentina	3,638	2015	2020
Argentina	44,879	2016	2021
	55,292

The Group did not recognize deferred income tax assets of Ps. 16 and Ps. 1,646 as of June 30, 2016 and 2015, respectively, related to certain businesses which are still in their development stage. Although management estimates that, once operational, the business will generate sufficient income, pursuant to IAS 12, management has determined that, as a result of the recent loss history and the lack of verifiable and objective evidence due to the subsidiary’s limited operating history, there is sufficient uncertainty as to the generation of sufficient income to be able to offset the losses within a reasonable timeframe, therefore, no deferred tax asset is recognized in relation to these losses.

The Group did not recognize deferred income tax liabilities of Ps. 170.8 million and Ps. 34.0 million as of June 30, 2016 and 2015, respectively, related to the potential dividends distribution of its investments in foreign subsidiaries, Torodur S.A.. In addition, the withholdings and/or similar taxes paid at source may be creditable against the Group’s potential final tax liability.

IRSA PROPIEDADES COMERCIALES S.A.

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

26. Current and deferred income tax (Continued)

Below there is a reconciliation between income tax recognized and that which would result applying the prevailing tax rate on the Profit Before Income Tax for the years ended June 30, 2016, 2015 and 2014:

	June 30, 2016	June 30, 2015	June 30, 2014
Profit for the year before income tax at the prevailing tax rate (i)	284,233	283,222	224,191
Tax effects of:
Unrecognized tax losses	16	1,646	-
Share of profit of associates and joint ventures	6,067	1,682	4,737
Other non-deductible / non-taxable items	4,020	4,265	(2,228)
Income tax expense	294,336	290,815	226,700

(i)
It does not include Uruguayan-source income for Ps. 393,941, Ps. 102,226 and Ps. (3,360) as of June 30, 2016, 2015 and 2014, respectively.

27.
Leases

The Group as lessee

Operating leases:

The Group leases two properties that use as a shopping center. These agreements provide for fixed monthly payments. Rent expense for the years ended June 30, 2016 and 2015 amounted to Ps. 5,222 and Ps. 2,972, respectively.

Furthermore, the Group also leases office space under an operating lease with companies related to the Chairman and Director of the Group (Note 36).

The future minimum payments that the Group must pay off under non-cancellable operating leases are as follows:

	June 30, 2016	June 30, 2015
Not later than 1 year	7,781	8,556
Later than 1 year and not later than 5 years	14,050	15,502
More than 5 years	44,800	34,800
	66,631	58,858

IRSA PROPIEDADES COMERCIALES S.A.

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

27. Leases (Continued)

Finance leases:

The Group leases certain computer equipment under various finance leases for an average term of three years. The book value of these assets under financial leases is included in Note 11.

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

Lease liabilities are effectively secured as the rights to the leased assets revert to the lessor in the event of default.

The future minimum payments that the Group must pay off under financial leases are as follows:

	June 30, 2016	June 30, 2015
Not later than 1 year	1,798	1,486
Later than 1 year and not later than 5 years	2,574	1,344
	4,372	2,830
Future - financial charges on finance leases	(330)	(233)
Present value of finance lease liabilities	4,042	2,597

The fair value of finance lease liabilities is as follows:

	June 30, 2016	June 30, 2015
Not later than 1 year	1,661	1,381
Later than 1 year and not later than 5 years	2,381	1,216
Present value of finance lease liabilities	4,042	2,597

Under the terms of these agreements, no contingent rents are payable. The inherent interest rate is fixed at the contract date for all of the lease term. The average interest rate on financial leases payables as of June 30, 2016 and 2015 was 14.40% and 10.66%, respectively.

IRSA PROPIEDADES COMERCIALES S.A.

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

27. Leases (Continued)

The Group as lessor

Operating leases:

●
Leases of shopping centers, office and other buildings

The Group enters into cancellable operating leases agreements relating to shopping centers. The agreements have an average term raging from three to five years. Some leases related to anchor stores have terms of ten years, which are usually extendable. Tenants normally pay a rent which consists of the higher of (i) the base rent; and (ii) the percentage rent (which generally ranges between 3% and 12% of the tenants’ gross sales). Furthermore, pursuant to one rent escalation clause in most lease arrangements, the tenants’ base rent generally increases between 18% and 28% each year during the agreement term. Regarding the supplementary rental, because this item is not known until the end of the period, it falls within the definition of contingency rental under IAS 17 "Leases". Accordingly, rental income will be recognized once the contingent rent is known.

The book value of assets and their accumulated amortization for such leases are described in Note 10.

For the fiscal years ended June 30, 2016, 2015 and 2014, the base and contingent rental income of the Group’s shopping centers amounted to Ps. 1,264,289, Ps. 929,063 and Ps. 746,666, and to Ps. 587,630, Ps. 461,394 and Ps. 329,258, respectively, and are included under “Income from sales, rents and services” in the statement of comprehensive income.

Additionally, the Group, through IRSA Propiedades Comerciales S.A., owns a shopping center property known as "Patio Olmos" in the Province of Córdoba, Argentina. The Group leases this property to a third party shopping center operator under an operating lease agreement expiring in 2032. The lease provides for fixed monthly payments, adjusted pursuant to a rent escalation clause. Rental income for the years ended June 30, 2016, 2015 and 2014 amounted to Ps. 4,196, Ps. 181 and Ps. 151, respectively, and is included in the line item “Income from sales, rents and services” in the statement of comprehensive income.

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

IRSA PROPIEDADES COMERCIALES S.A.

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

27. Leases (Continued)

Office and other buildings leases amount to Ps. 279,728, Ps. 142,436 and Ps. 17,459 for the fiscal years ended June 30, 2016, 2015 and 2014, respectively, and are included within “income from sales, rents and services” in the statement of comprehensive income.

The book value of assets and their accumulated amortization for such leases are described in Note 10.

The future minimum proceeds under non-cancellable operating leases from Group´s shopping centers, offices and other buildings are as follows:

	June 30, 2016	June 30, 2015
2016	-	945,714
2017	930,991	659,327
2018	731,165	320,050
2019	405,510	83,190
Later than 2019	130,687	23,989
	2,198,353	2,032,270

Finance leases:

The Group does not act as a lessor in connection with finance leases.

28.
Shareholders’ Equity

Share capital and premium

The share capital of IRSA Propiedades Comerciales was originally represented by common shares with a nominal value of Ps. 0.1 per share and one vote each. On December 18, 2012, the Superintendence of Corporations registered an amendment to the Company’s by-laws whereby it increased the nominal value of its shares from Ps. 0.1 to Ps. 1 each. This amendment, which was notified through the CNV, was registered under number 20,264 of Stock Companies Book 62 T°. The request for Transfer of Public Offering and Listing has been submitted and is still pending approval in the CNV for the increase in nominal value of shares from Ps. 0.1 to Ps. 1 each.

There have been no changes to capital accounts as of June 30, 2016 and 2015.

IRSA PROPIEDADES COMERCIALES S.A.

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

28. Shareholders’ Equity (Continued)

As of June 30, 2016, the capital stock consisted of 1,260,140,508 common shares with a par value of Ps. 0.1 per share entitled to one vote each and was as follows:

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
(**) Capital subscribed in connection with the conversion of convertible notes made on October 7, 2010.
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

IRSA PROPIEDADES COMERCIALES S.A.

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

28. Shareholders’ Equity (Continued)

Legal reserve

According to Law N° 19,550, 5% of the profit of the year is destined to constitute legal reserves until they reach legal capped amount (20% of share capital). This legal reserve is not available for dividend distribution and can only be released to absorb losses. The Group has reached the legal limit of these reserves.

Reserve for new developments

The Company and subsidiaries may separate portions of their profits of the year to constitute voluntary reserves according to company law and practice. These special reserves may be for general purposes or for specific uses such as new developments. The voluntary reserves may be released for dividend distribution.

Special Reserve

Pursuant to CNV General Ruling N° 609/12, the Company set up a special reserve reflecting the positive difference between the balance of retained earnings disclosed in the first closing of the last financial statements prepared in accordance with previously effective accounting standards. This reserve may not be used to make distributions in kind or in cash, and may only be reversed to be capitalized to absorb potential negative balances in Retained Earnings.

Dividends

The dividends paid for the year ended June 30, 2016, 2015 and 2014 amounts to Ps. 283,580 (Ps. 0.23 per share), Ps. 437,193 (Ps. 0.35 per share) and Ps. 407,522 (or Ps. 0.32 per share), respectively.

Expired dividends

During the year do not expired dividends not yet paid from prior years. Furthermore, during the years ended June 30, 2015 and 2014 expired Ps. 813 and Ps. 1,690, respectively.

IRSA PROPIEDADES COMERCIALES S.A.

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

29.
Revenues

For fiscal years ended June 30, 2016, 2015 and 2014:

	June 30, 2016	June 30, 2015	June 30, 2014
Base rent	1,548,213	1,071,680	764,276
Contingent rent	587,630	461,394	329,258
Admission rights	207,190	156,438	126,495
Parking fees	153,213	111,900	81,292
Averaging of scheduled rent escalation	42,832	27,454	14,631
Letting fees	84,815	48,339	42,458
Property management fees	41,213	29,029	22,706
Others	7,595	11,179	11,583
Total revenues from rentals and services	2,672,701	1,917,413	1,392,699
Sale of trading properties	1,159	6,616	51,917
Total revenues from sale of properties	1,159	6,616	51,917
Other revenues	1,013	147	574
Other revenues	1,013	147	574
Total revenues from sales, rentals and services	2,674,873	1,924,176	1,445,190
Expenses and collective promotion fund	1,183,627	833,905	667,824
Total revenues from expenses and collective promotion funds	1,183,627	833,905	667,824
Total revenues	3,858,500	2,758,081	2,113,014

30.
Costs

For fiscal years ended June 30, 2016, 2015 and 2014:

	June 30, 2016	June 30, 2015	June 30, 2014
Service expenses and other operating costs	1,674,397	1,178,065	944,949
Total cost of property operations	1,674,397	1,178,065	944,949
Cost of sale of trading properties	5,718	4,947	10,916
Total cost of sale of properties	5,718	4,947	10,916
Other costs	77	56	373
Total other costs	77	56	373
Total Group costs (Note 31)	1,680,192	1,183,068	956,238

IRSA PROPIEDADES COMERCIALES S.A.

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

31.
Expenses by nature

The Group presented the statement of comprehensive income classified according to their function as part of the line items “Costs”, “General and administrative expenses” and “Selling expenses”.

The following tables provide the additional disclosure required on the nature of expenses and their relationship to the function within the Group.

For the year ended June 30, 2016:

	Costs
	Service expenses and other operating costs	Cost of sale of trading properties	Other costs from consumer financing	General and administrative expenses	Selling expenses	Total
Salaries, social security costs and other personnel administrative expenses (Note 32)	515,022	-	-	53,448	20,911	589,381
Maintenance, security, cleaning, repairs and other	441,585	3,239	-	4,428	503	449,755
Advertising and other selling expenses	284,935	-	-	-	22,077	307,012
Amortization and depreciation	234,768	22	-	4,473	231	239,494
Taxes, rates and contributions	126,586	775	-	1,957	101,833	231,151
Directors' fees	-	-	-	113,673	-	113,673
Leases and expenses	46,633	240	-	3,077	375	50,325
Fees and payments for services	8,891	40	77	28,562	3,481	41,051
Traveling, transportation and stationery	14,041	2	-	2,597	805	17,445
Allowance for doubtful accounts and other receivables (additions and unused amounts reversed)	-	-	-	-	12,005	12,005
Other expenses	1,936	-	-	5,927	-	7,863
Cost of sales of properties	-	1,400	-	-	-	1,400
Total expenses by nature	1,674,397	5,718	77	218,142	162,221	2,060,555

IRSA PROPIEDADES COMERCIALES S.A.

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

31.            Expenses by nature (Continued)

For the year ended June 30, 2015:

	Costs
	Service expenses and other operating costs	Cost of sale of trading properties	Other costs from consumer financing	General and administrative expenses	Selling expenses	Total
Salaries, social security costs and other personnel administrative expenses (Note 32)	391,949	-	-	24,526	13,697	430,172
Maintenance, security, cleaning, repairs and other	292,287	2,525	9	2,553	198	297,572
Amortization and depreciation	177,888	1	-	2,392	129	180,410
Advertising and other selling expenses	173,262	-	-	-	18,684	191,946
Taxes, rates and contributions	102,497	483	-	2,036	68,387	173,403
Directors' fees	-	-	-	80,095	-	80,095
Fees and payments for services	8,438	381	47	18,614	3,807	31,287
Leases and expenses	17,388	630	-	2,110	178	20,306
Traveling, transportation and stationery	11,646	2	-	2,291	439	14,378
Allowance for doubtful accounts and other receivables (additions and unused amounts reversed)	-	-	-	-	12,164	12,164
Other expenses	2,710	-		3,982	-	6,692
Cost of sales of properties	-	925	-	-	-	925
Total expenses by nature	1,178,065	4,947	56	138,599	117,683	1,439,350

IRSA PROPIEDADES COMERCIALES S.A.

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

31.            Expenses by nature (Continued)

For the year ended June 30, 2014:

	Costs
	Service expenses and other operating costs	Cost of sale of trading properties	Other costs from consumer financing	General and administrative expenses	Selling expenses	Total
Salaries, social security costs and other personnel administrative expenses (Note 32)	347,443	-	-	21,950	7,831	377,224
Maintenance, security, cleaning, repairs and others	207,669	1,948	3	1,356	152	211,128
Amortization and depreciation	120,402	-	-	524	88	121,014
Advertising and other selling expenses	145,331	-	-	-	11,926	157,257
Taxes, rates and contributions	66,497	270	-	743	48,064	115,574
Directors' fees	-	-	-	54,354	-	54,354
Fees and payments for services	25,126	25	368	15,708	2,181	43,408
Leases and expenses	17,948	1,011	-	1,688	187	20,834
Traveling, transportation and stationery	7,158	3	2	1,506	110	8,779
Allowance for doubtful accounts and other receivables (additions and unused amounts reversed)	-	-	-	-	6,311	6,311
Other expenses	7,375	-	-	3,616	4	10,995
Cost of sales of properties	-	7,659	-	-	-	7,659
Total expenses by nature	944,949	10,916	373	101,445	76,854	1,134,537

IRSA PROPIEDADES COMERCIALES S.A.

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

32.
Employee costs

For fiscal years ended June 30, 2016, 2015 and 2014:

	June 30, 2016	June 30, 2015	June 30, 2014
Salaries, bonuses and social security costs	504,902	358,958	282,983
Shared-based compensation	31,239	33,327	63,933
Other expenses and benefits	53,240	37,887	30,308
Employee costs	589,381	430,172	377,224

33.
Other operating results, net

For fiscal years ended June 30, 2016, 2015 and 2014:

	June 30, 2016	June 30, 2015	June 30, 2014
Lawsuits (Note 22)	(3,402)	(9,861)	(9,179)
Income from sale of associates	-	8,758	-
Expenses related to transfers of real properties	-	(58,626)	-
Donations	(38,889)	(33,587)	(30,781)
Others	2,972	(3,726)	12,573
Total other operating results, net	(39,319)	(97,042)	(27,387)

34.
Financial results, net

For fiscal years ended June 30, 2016, 2015 and 2014:

	June 30, 2016	June 30, 2015	June 30, 2014
Finance income:
- Interest income	102,169	69,307	60,024
- Foreign exchange	410,386	35,831	64,471
Finance income	512,555	105,138	124,495

Finance costs:
- Interest expense	(612,486)	(329,170)	(151,092)
- Foreign exchange	(2,225,939)	(245,993)	(341,729)
- Other finance costs	(100,051)	(41,677)	(29,456)
Subtotal finance costs	(2,938,476)	(616,840)	(522,277)
Less: Capitalized finance costs	-	12,957	22,376
Finance costs	(2,938,476)	(603,883)	(499,901)
Other financial results:
- Gain / (Loss) on derivative financial instruments	1,248,374	(2,961)	12,514
- Fair value gains of financial assets and liabilities at fair value through profit or loss	466,328	50,176	62,216
Other financial results	1,714,702	47,215	74,730
Total financial results, net	(711,219)	(451,530)	(300,676)

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

On December 18, 2012, the Superintendence of Corporations registered an amendment to the Company’s by-laws whereby it increased the nominal value of its shares from Ps. 0.1 to Ps. 1 each. This amendment, which was notified through the CNV, was registered under number 20,264 of Stock Companies Book 62 T°. The request for Transfer of Public Offering and Listing has been submitted and is still pending approval in CNV.

	June 30, 2016	June 30, 2015	June 30, 2014
Profit attributable to equity holders of the Parent	816,598	581,269	377,003
Weighted average number of ordinary shares in issue (thousands)	1,260,140	1,260,140	1,260,140
Basic earnings per share	0.65	0.46	0.30

(b)
Diluted

Diluted earnings per share amounts are calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all dilutive potential shares. As of June 30, 2016, 2015 and 2014 the Group has no convertible instruments. The diluted earnings per share is equal to basic earnings per share.

36.
Related Party transactions

During the normal course of business, the Group conducts transactions with different entities or parties related to it. An individual or legal entity is considered a related party where:


An entity, individual or close relative of such individual or legal entity exercises control, or joint control, or significant influence over the reporting entity, or is a member of the Board of Directors or the Senior Management of the entity or its controlling company.

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

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

36.            Related Party transactions (Continued)

The following section provides a brief description of the main transactions conducted with related parties which are not described in other notes of these consolidated financial statements:

1.
Remuneration of the Board of Directors

The Law N° 19,550 provides that the remuneration of the Board of Directors, where it is not set forth in the Company’s by-laws, shall be fixed by the Shareholders' Meetings. The maximum amount of remuneration that the members of the Board are allowed to receive, including salary and other performance-based remuneration of permanent technical-administrative functions, may not exceed 25% of the profits.

Such maximum amount will be limited to 5% where no dividends are distributed to the Shareholders, and will be increased proportionately to the distribution, until reaching such cap where the total of profits is distributed.

Some of our Directors are hired under the Employment Contract Act N° 20,744. This Act rules on certain conditions of the work relationship, including remuneration, salary protection, working hours, vacations, paid leaves, minimum age requirements, workmen protection and forms of suspension and contract termination.

The remuneration of directors for each fiscal year is based on the provisions established by the Law N° 19,550, taking into consideration whether such directors perform technical-administrative functions and depending upon the results recorded by the Company during the fiscal year. Once such amounts are determined, they should be approved by the Shareholders’ Meeting.

2.
Senior Management remuneration

The members of the Senior or Top Management are appointed and removed by the Board of Directors, and perform functions in accordance with the instructions delivered by the Board itself.

The Group’s Senior Management is composed of as follows:

Name	Date of birth	Position	In the position since
Alejandro G. Elsztain	03/31/1966	General Manager	2002
Daniel R. Elsztain	12/22/1972	Operating Manager	2011
Matias Gaivironsky	02/23/1976	Financial and Administrative Manager	2011
Juan José Martinucci	01/31/1972	Commercial Manager	2013

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

3.
Corporate Service Agreement with Cresud and IRSA

In due course, given that the Group, IRSA and Cresud have operating areas with certain characteristics of affinity, the Board of Directors considered it was convenient to implement alternatives that allows to reduce certain fixed costs, with the aim of reducing their incidence on the operating results, building on and enhancing the individual efficiencies of each of the companies in the different areas that form part of operating administration.

To such end, on June 30, 2004, a Master Agreement for the Exchange of Corporate Services (“Frame Agreement") was entered into between IRSA Propiedades Comerciales S.A., IRSA and Cresud, which was amended several times to bring it in line with the current context. The agreement has a term of 24 months, is renewable automatically for equal periods, unless it is terminated by any of the parties upon prior notice.

Under the current Master Agreement corporate services are provided in the following areas: Human Resources, Finance, Institutional Relations, Administration and Control, Insurance, Security, Agreements, Technical Tasks, Infrastructure and Services, Procurement, Architecture and Design, Development and Works, Real Estate, Hotels, Board of Directors, Board of directors of Real Estate Business, General Manager Office, Board Safety, Audit Committee, Real Estate Business Management, Human Resources of Real Estate Business, Fraud Prevention, Internal Audit and Agricultural Investment Management.

Pursuant to this agreement, the companies hired an external consulting firm to review and evaluate half-yearly the criteria used in the process of liquidating the corporate services, as well as the basis for distribution and source documentation used in the process indicated above, by means of a half-yearly report.

It should be noted that the operations indicated above allows both Group IRSA and Cresud to keep our strategic and commercial decisions fully independent and confidential, with cost and profit apportionment being made on the basis of operating efficiency and equity, without pursuing individual economic benefits for any of the companies.

4.
Legal services

The Group hires legal services from Estudio Zang, Bergel & Viñes, from which Saúl Zang is a partner and sits at the Board of Directors of the Group companies.

IRSA PROPIEDADES COMERCIALES S.A.

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

36.            Related Party transactions (Continued)

5.
Donations granted to Fundación IRSA and Fundación Museo de los Niños

Fundación IRSA is a non-profit charity institution that seeks to support and generate initiatives concerning education, the promotion of corporate social responsibility and the entrepreneurial spirit of the youth. It carries out corporate volunteering programs and fosters donations by the Group’s employees. The main members of Fundación IRSA's Board of Administrators are: Eduardo S. Elsztain (Chairman); Saul Zang (Vice Chairman I), Alejandro Elsztain (Vice Chairman II) and Mariana C. de Elsztain (secretary). It finances its activities with the donations made by IRSA Propiedades Comerciales S.A., IRSA, Cresud and others Group’s companies.

Fundación Museo de los Niños is a non-profit association, created by the same founders of Fundación IRSA and its Management Board is formed by the same members as Fundación IRSA’s.

On October 31, 1997, IRSA Propiedades Comerciales S.A. entered into an agreement with Fundación IRSA whereby 3,800 square meters of the constructed area at the Abasto shopping center was granted under a gratuitous bailment agreement for a term of 30 years. Subsequently, on October 29, 1999, Fundación IRSA assigned free of cost all the rights of use over such store and its respective obligations to Fundación Museo de los Niños.

On November 29, 2005, IRSA Propiedades Comerciales S.A. signed another agreement with Fundación Museo de los Niños granting under gratuitous bailment 2,670.11 square meters of the constructed area at Alto Rosario shopping center for a term of 30 years.

Fundación Museo de los Niños has used these spaces to set up "Museo de los Niños, Abasto” and “Museo de los Niños, Rosario", two interactive learning centers intended for children and adults. Both agreements establish the payment of common expenses and direct expenses related to the services performed by these stores should be borne by Fundación Museo de los Niños.

6. Offices and Shopping centers spaces leases

IRSA and Cresud rent office space for their central offices located at the Intercontinental Plaza tower at Moreno 877 in the Autonomous City of Buenos Aires, which we own since December 2014. They also rent space that we own in the Abasto Shopping Center.

The offices of our president are located at 108 Bolivar, in the Autonomous City of Buenos Aires. The property has been rented to Isaac Elsztain e Hijos S.A., a company controlled by Eduardo Sergio Elsztain, our president, and some of his family members and to Hamonet S.A., a company controlled by Fernando A. Elsztain, one of our directors, and some of its family members.

IRSA PROPIEDADES COMERCIALES S.A.

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

36.            Related Party transactions (Continued)

In addition, Tarshop, Bacs Banco de Crédito y Securitización S.A., BHN Sociedad de Inversión S.A., BHN Seguros Generales S.A. and BHN Visa S.A. rent offices owned by us in different buildings. In addition, we also let various spaces in our Shopping Centers (stores, stands, storage space or advertising space) to third parties and related parties such as Tarshop S.A. and Banco Hipotecario S.A..

Lease agreement entered into with these related parties include clauses and values in line with those agreed upon with unrelated parties.

7. Special reimbursement programs with several means of payment

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

8.
Hospitality Services

On certain occasions, the Group hires hospitality and event venue rental services from Nuevas Fronteras S.A., Hoteles Argentinos S.A. and Llao Llao Resorts S.A., all subsidiaries of our parent company IRSA.

9. Transfer of tax credits

Sociedad Anónima Carnes Pampeanas S.A. (a company controlled by Cresud) and Cresud, assigned credits upon the Group corresponding to Value Added Tax export refunds related to such companies’ business activity.

IRSA PROPIEDADES COMERCIALES S.A.

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

36. Related Party transactions (Continued)

10. Property purchase - sale

The Group in the course of business operations may acquire or sell to or from other related parties certain real estate properties used for rental purposes. See Note 3.

11.
Borrowings

In the normal course of its activities, the Group enters into diverse loan agreements or credit facilities between the group’s companies and/or other related parties. These loans accrue interest at market rates.

12. Financial and service operations

The Group works with several financial entities in the Argentine market for operations including, but not limited to, credit, investment, purchase and sale of securities and financial derivatives. Such entities include Banco Hipotecario S.A. and its subsidiaries. Furthermore, Banco Hipotecario S.A. and BACS Banco de Crédito y Securitización S.A. usually act as underwriters in Capital Market transactions for the Group.

13. Purchase of financial assets

The Group usually invests excess cash in several instruments that may include those issued by related companies, acquired at issuance or from unrelated third parties through secondary market deals.

14. Investment in investment funds managed by BACS Administradora de Activos

The Group invests its liquid funds in mutual funds managed by BACS Administradora de Activos S.A.S.G.F.C.I. among other entities.

15.
Credit line granted to IRSA

On June 25, 2014 the Group increased the existing credit line expiring on June 25, 2015 to USD 60 million, which is priced at one-year LIBOR rate plus 3.0%. Under this credit line, the Group will be Lenders and IRSA and/or its subsidiaries (not our subsidiaries) will be the Borrower. In June 2015, the line of credit was renewed for an additional year until June 24, 2016. In addition, on July 5, 2016 the credit line was increased by up to USD 120,000,000 at an annual rate of 9% and expires on June 24, 2017.

IRSA PROPIEDADES COMERCIALES S.A.

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

36.
Related Party transactions (Continued)

The following is a summary of the balances with related parties as of June 30, 2016:

Related party	Description of Transaction	Investments in financial assets current	Trade and other receivables non-current	Trade and other receivables current	Trade and other payables non-current	Trade and other payables current	Borrowings non-current	Borrowings current
Direct parent company
IRSA Inversiones y Representaciones Sociedad	Reimbursement of expenses	-	-	8,560	-	(394)	-	-
Anónima (IRSA)	Corporate services	-	-	20,400	-	-	-	-
	Leases’ collections	-	-	366	-	-	-	-
	Advertising space	-	-	-	-	(141)	-	-
	Advance payment	-	376,603	-	-	-	-	-
	Other receivables	-	-	2,243	-	-	-	-
	Equity incentive plan	-	-	21,791	-	(12,934)	-	-
	Leases and/or rights of spaces’ use	-	-	1,236	-	-	-	-
	Borrowings	-	-	65,806	-	-	-	-
Total direct parent company		-	376,603	120,402	-	(13,469)	-	-

Direct parent company of IRSA
Cresud S.A.C.I.F. y A.	Reimbursement of expenses	-	-	-	-	(25,310)	-	-
	Equity incentive plan	-	-	1,709	-	-	-	-
	Corporate services	-	-	-	-	(43,780)	-	-
	Leases and/or rights of spaces’ use	-	-	873	-	-	-	-
	Non-Convertible Notes	328,669	-	-	-	-	-	-
Total direct parent company of IRSA		328,669	-	2,582	-	(69,090)	-	-

Associates of IRSA Propiedades Comerciales
Tarshop S.A.	Reimbursement of expenses	-	-	1,206	-	-	-	-
	Leases and/or rights of spaces’ use	-	-	-	(209)	(861)	-	-
Total Associates of IRSA Propiedades Comerciales		-	-	1,206	(209)	(861)	-	-

IRSA PROPIEDADES COMERCIALES S.A.

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

36.
Related Party transactions (Continued)

Related party	Description of Transaction	Investments in financial assets current	Trade and other receivablesnon-current	Trade and other receivables current	Trade and other payables non-current	Trade and other payables current	Borrowings non-current	Borrowings current
Joint ventures of IRSA Propiedades Comerciales
Nuevo Puerto Santa Fe S.A.	Reimbursement of expenses	-	-	2,055	-	-	-	-
	Leases’ collections	-	-	2	-	-	-	-
	Advertising space	-	-	201	-	-	-	-
	Leases and/or rights of spaces’ use	-	-	-	-	(308)	-	-
	Management fees	-	-	4,075	-	-	-	-
	Borrowings	-	-	-	-	-	-	(6,385)
Quality Invest S.A.	Reimbursement of expenses	-	-	1	-	-	-	-
	Management fees	-	-	223	-	-	-	-
Entretenimiento Universal S.A.	Reimbursement of expenses	-	-	116	-	-	-	-
	Borrowings	-	-	96	-	-	-	-
Entertainment Holdings S.A.	Reimbursement of expenses	-	-	150	-	-	-	-
	Borrowings	-	-	87	-	-	-	-
Total Joint ventures of IRSA Propiedades Comerciales		-	-	7,006	-	(308)	-	(6,385)

Subsidiaries of IRSA
Llao Llao Resorts S.A.	Hotel services	-	-	1	-	-	-	-
Nuevas Fronteras S.A	Reimbursement of expenses	-	-	30	-	-	-	-
	Hotel services	-	-	-	-	(30)	-	-
Baicom Networks S.A.	Reimbursement of expenses	-	-	2	-	-	-	-
IRSA International LLC	Reimbursement of expenses	-	-	187	-	-	-	-
E-Commerce Latina S.A.	Reimbursement of expenses	-	-	89	-	-	-	-
Tyrus S.A.	Dividends	-	-	-	-	(272)	-	-
Real Estate Investment Group V LP (i)	Borrowings	-	-	860,576	-	-	-	-
Total subsidiaries of IRSA		-	-	860,885	-	(302)	-	-

Subsidiaries of Cresud
Futuros y Opciones.Com S.A.	Reimbursement of expenses	-	-	171	-	-	-	-
Sociedad Anónima Carnes Pampeanas S.A.	Other liabilities	-	-	-	-	(1,089)	-	-
	Reimbursement of expenses	-	-	135	-	-	-	-
	Other receivables	-	-	52	-	-	-	-
	Transfer of tax credits	-	-	-	-	(6,370)	-	-
FyO Trading S.A.	Reimbursement of expenses	-	-	20	-	-	-	-
Total subsidiaries of Cresud		-	-	378	-	(7,459)	-	-
(i) It corresponds to a credit line amounting USD 55.9 million, which accrues interest at a 9% rate and becomes due in June 2017.

IRSA PROPIEDADES COMERCIALES S.A.

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

36.
Related Party transactions (Continued)

Related party	Description of Transaction	Investments in financial assets current	Trade and other receivables non-current	Trade and other receivables current	Trade and other payables non-current	Trade and other payables current	Borrowings non-current	Borrowings current
Associates of IRSA
Banco Hipotecario S.A.	Reimbursement of expenses	-	-	176	-	-	-	-
	Leases and/or rights of spaces’ use	-	-	23	(11)	(17)	-	-
	Advances	-	-	-	-	(2)	-	-
	Commissions per stands	-	-	63	-	-	-	-
Banco de Crédito y Securitización	Reimbursement of expenses	-	-	929	-	-	-	-
Total associates of IRSA		-	-	1,191	(11)	(19)	-	-

Joint venture of IRSA
Cyrsa S.A.	Reimbursement of expenses	-	-	-	-	(3)	-	-
Total joint venture of IRSA		-	-	-	-	(3)	-	-

Other related parties
Boulevard Norte S.A.	Reimbursement of expenses	-	-	813	-	-	-	-
	Other payables	-	-	-	-	(677)	-	-
	Borrowings	-	-	6	-	-	-	-
Consultores Asset Management S.A. (CAMSA)	Reimbursement of expenses	-	-	222	-	-	-	-
La Rural S.A.	Leases and/or rights of spaces’ use	-	-	222	-	-	-	-
Avenida Compras S.A.	Advertising space	-	-	792	-	-	-	-
	Leases and/or rights of spaces’ use	-	-	73	-	-	-	-
Avenida Inc.	Advertising space	-	-	538	-	-	-	-
Ogden Argentina S.A.	Reimbursement of expenses	-	-	124	-	-	-	-
	Borrowings	-	-	901	-	-	-	-
Estudio Zang, Bergel & Viñes	Legal services	-	-	-	-	(311)	-	-
Fundación Museo de los Niños	Reimbursement of expenses	-	-	231	-	-	-	-
	Leases and/or rights of spaces’ use	-	-	1,346	-	-	-	-
Austral Gold	Reimbursement of expenses	-	-	20	-	-	-	-
Fundación IRSA	Reimbursement of expenses	-	-	54	-	-	-	-
Total other related parties		-	-	5,342	-	(988)	-	-

Directors
Directors	Fees	-	-	-	-	(27,700)	-	-
	Reimbursement of expenses	-	-	-	-	(15)	-	-
	Guarantee deposits	-	-	-	(12)	-	-	-
Total Directors		-	-	-	(12)	(27,715)	-	-
Total		328,669	376,603	998,992	(232)	(120,214)	-	(6,385)

IRSA PROPIEDADES COMERCIALES S.A.

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

36. Related Party transactions (Continued)

The following is a summary of the balances with related parties as of June 30, 2015:

Related party	Description of Transaction	Investments in financial assets non-current	Investments in financial assets current	Trade and other receivables current	Trade and other payables non-current	Trade and other payables current	Borrowings non-current	Borrowings current
Direct parent company
IRSA Inversiones y Representaciones Sociedad	Reimbursement of expenses	-	-	13,795	-	(600)	-	-
Anónima (IRSA)	Corporate services	-	-	12,558	-	-	-	-
	Non-Convertible Notes	-	74,928	-	-	-	(35,862)	(390)
	Sale of properties	-	-	-	-	-	(2,239,283)	(88,825)
	Equity incentive plan	-	-	-	-	(60,150)	-	-
	Leases and/or rights of spaces’ use	-	-	765	-	-	-	-
	Borrowings	-	-	38,291	-	-	-	-
Total direct parent company		-	74,928	65,409	-	(60,750)	(2,275,145)	(89,215)

Direct parent company of IRSA
Cresud S.A.C.I.F. y A.	Reimbursement of expenses	-	-	-	-	(5,584)	-	-
	Equity incentive plan	-	-	-	-	(16,575)	-	-
	Corporate services	-	-	-	-	(35,106)	-	-
	Leases and/or rights of spaces’ use	-	-	264	-	-	-	-
	Non-Convertible notes	79,760	30,071	-	-	-	-	-
Total direct parent company of IRSA		79,760	30,071	264	-	(57,265)	-	-

Associates of IRSA Propiedades Comerciales
Tarshop S.A.	Reimbursement of expenses	-	-	1,790	-	-	-	-
	Leases and/or rights of spaces’ use	-	-	-	(26)	(686)	-	-
Total Associates of IRSA Propiedades Comerciales		-	-	1,790	(26)	(686)	-	-

IRSA PROPIEDADES COMERCIALES S.A.

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

36.
Related Party transactions (Continued)

Related party	Description of Transaction	Investments in financial assets non-current	Investments in financial assets current	Trade and other receivables current	Trade and other payables non-current	Trade and other payables current	Borrowings non-current	Borrowings current
Joint ventures of IRSA Propiedades Comerciales
Nuevo Puerto Santa Fe S.A.	Reimbursement of expenses	-	-	543	-	-	-	-
	Leases’ collections	-	-	-	-	(4)	-	-
	Leases and/or rights of spaces’ use	-	-	-	-	(597)	-	-
	Management fees	-	-	2,644	-	-	-	-
	Borrowings	-	-	-	-	-	-	(7,826)
Quality Invest S.A.	Reimbursement of expenses	-	-	29	-	-	-	-
	Management fees	-	-	22	-	-	-	-
Entretenimiento Universal S.A.	Reimbursement of expenses	-	-	115	-	-	-	-
	Borrowings	-	-	80	-	-	-	-
Entertainment Holdings S.A.	Reimbursement of expenses	-	-	211	-	-	-	-
	Borrowings	-	-	72	-	-	-	-
Total Joint ventures of IRSA Propiedades Comerciales		-	-	3,716	-	(601)	-	(7,826)

Subsidiaries of IRSA
Llao Llao Resorts S.A.	Hotel services	-	-	5	-	-	-	-
Nuevas Fronteras S.A	Reimbursement of expenses	-	-	2	-	(3)	-	-
	Hotel services	-	-	-	-	(22)	-	-
Baicom Networks S.A.	Reimbursement of expenses	-	-	2	-	-	-	-
IRSA International LLC	Reimbursement of expenses	-	-	113	-	-	-	-
E-Commerce Latina S.A.	Reimbursement of expenses	-	-	101	-	-	-	-
Total subsidiaries of IRSA		-	-	223	-	(25)	-	-

Subsidiaries of Cresud
Futuros y Opciones.Com S.A.	Reimbursement of expenses	-	-	115	-	-	-	-
Sociedad Anónima Carnes Pampeanas S.A.	Other liabilities	-	-	-	-	(3,064)	-	-
FyO Trading S.A.	Reimbursement of expenses	-	-	1	-	-	-	-
Total subsidiaries of Cresud		-	-	116	-	(3,064)	-	-

IRSA PROPIEDADES COMERCIALES S.A.

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

36.
Related Party transactions (Continued)

Related party	Description of Transaction	Investments in financial assets non-current	Investments in financial assets current	Trade and other receivables current	Trade and other payables non-current	Trade and other payables current	Borrowings non-current	Borrowings current
Associates of IRSA
Banco Hipotecario S.A.	Reimbursement of expenses	-	-	-	-	(62)	-	-
	Leases and/or rights of spaces’ use	-	-	762	-	-	-	-
	Borrowings	-	-	-	-	-	-	(15,783)
	Advances	-	-	-	-	(1,428)	-	-
	Commissions per stands	-	-	68	-	-	-	-
Banco de Crédito y Securitización	Reimbursement of expenses	-	-	1,766	-	-	-	-
Total associates of IRSA		-	-	2,596	-	(1,490)	-	(15,783)

Joint venture of IRSA
Cyrsa S.A.	Reimbursement of expenses	-	-	-	-	(12)	-	-
Total joint venture of IRSA		-	-	-	-	(12)	-	-

Other related parties
Boulevard Norte S.A.	Reimbursement of expenses	-	-	881	-	-	-	-
	Borrowings	-	-	5	-	-	-	-
Consultores Asset Management S.A. (CAMSA)	Reimbursement of expenses	-	-	131	-	-	-	-
Ogden Argentina S.A.	Reimbursement of expenses	-	-	250	-	-	-	-
	Borrowings	-	-	724	-	-	-	-
Estudio Zang, Bergel & Viñes	Legal services	-	-	377	-	(472)	-	-
Fundación Museo de los Niños	Reimbursement of expenses	-	-	94	-	-	-	-
	Leases and/or rights of spaces’ use	-	-	750	-	-	-	-
Austral Gold	Reimbursement of expenses	-	-	3	-	-	-	-
Fundación IRSA	Reimbursement of expenses	-	-	37	-	-	-	-
Total other related parties		-	-	3,252	-	(472)	-	-

Directors
Directors	Fees	-	-	-	-	(40,558)	-	-
	Reimbursement of expenses	-	-	-	-	(15)	-	-
	Guarantee deposits	-	-	-	(12)	-	-	-
Total Directors		-	-	-	(12)	(40,573)	-	-
Total		79,760	104,999	77,366	(38)	(164,938)	(2,275,145)	(112,824)

IRSA PROPIEDADES COMERCIALES S.A.

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

36. Related Party transactions (Continued)

The following is a summary of the results and transactions with related parties for the year ended June 30, 2016:

Related party	Corporate services	Fees	Financial operations	Donations	Leases and/or rights of use	Letting fees
Direct parent company
IRSA Inversiones y Representaciones Sociedad Anónima	19,165	-	(1,491,911)	-	(375)	76
Total direct parent company	19,165	-	(1,491,911)	-	(375)	76

Direct parent company of IRSA
Cresud S.A.CI.F. y A.	(88,517)	-	84,980	-	1,417	-
Total direct parent company of IRSA	(88,517)	-	84,980	-	1,417	-

Associates of IRSA Propiedades Comerciales
Tarshop S.A.	-	-	-	-	11,802	265
Total associates of IRSA Propiedades Comerciales	-	-	-	-	11,802	265

Other related parties
Estudio Zang, Bergel & Viñes	-	(2,940)	-	-	-	-
Fundación IRSA	-	-	-	(96)	-	-
Boulevard Norte S.A.	-	-	1	-	-	-
Ogden S.A.	-	-	177	-	-	-
La Rural S.A.	-	-	-	-	169	-
Hamonet S.A.	-	-	-	-	(240)	-
Isaac Elsztain e Hijos S.A.	-	-	-	-	(457)	-
Total other related parties	-	(2,940)	178	(96)	(528)	-

Directors
Directors	-	(113,673)	-	-	-	-
Senior Management	-	(6,246)	-	-	-	-
Total Directors	-	(119,919)	-	-	-	-

Joint ventures of IRSA Propiedades Comerciales
Quality Invest S.A.	-	216	-	-	-	-
Nuevo Puerto Santa Fe S.A.	-	3,619	(1,716)	-	(385)	-
Entretenimiento Universal S.A.	-	-	16	-	-	-
Entertainment Holding S.A.	-	-	15	-	-	-
Total Joint ventures of IRSA Propiedades Comerciales	-	3,835	(1,685)	-	(385)	-

IRSA PROPIEDADES COMERCIALES S.A.

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

36. Related Party transactions (Continued)

Related party	Corporate services	Fees	Financial operations	Donations	Leases and/or rights of use	Letting fees
Associate of IRSA
Banco Hipotecario S.A.	-	-	-	-	3,110	222
Banco de Crédito y Securitización S.A.	-	-	-	-	6,493	-
Total associates of IRSA	-	-	-	-	9,603	222

Subsidiaries of IRSA
Tyrus S.A.	-	-	4,734	-	-	-
Nuevas Fronteras S.A.	-	-	-	-	(4)	-
Subsidiaries of IRSA	-	-	4,734	-	(4)	-
Total	(69,352)	(119,024)	(1,403,704)	(96)	21,530	563

IRSA PROPIEDADES COMERCIALES S.A.

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

36. Related Party transactions (Continued)

The following is a summary of the results and transactions with related parties for the year ended June 30, 2015:

Related party	Corporate services	Fees	Financial operations	Donations	Leases and/or rights of use	Letting fees
Direct parent company
IRSA Inversiones y Representaciones Sociedad Anónima	15,702	-	(113,296)	-	(5,236)	44
Total direct parent company	15,702	-	(113,296)	-	(5,236)	44

Direct parent company of IRSA
Cresud S.A.CI.F. y A.	(63,414)	-	(1,066)	-	681	-
Total direct parent company of IRSA	(63,414)	-	(1,066)	-	681	-

Associates of IRSA Propiedades Comerciales
Tarshop S.A.	-	-	-	-	6,679	72
Total Associates of IRSA Propiedades Comerciales	-	-	-	-	6,679	72

Other related parties
Estudio Zang, Bergel & Viñes	-	(2,138)	-	-	-	-
Fundación IRSA	-	-	-	(1,723)	-	-
Boulevard Norte S.A.	-	-	1	-	-	-
Ogden S.A.	-	-	20	-	-	-
Hamonet S.A.	-	-	-	-	(83)	-
Isaac Elsztain e Hijos S.A.	-	-	-	-	(159)	-
Total other related parties	-	(2,138)	21	(1,723)	(242)	-

Directors
Directors	-	(80,095)	-	-	-	-
Senior Management	-	(3,568)	-	-	-	-
Total Directors	-	(83,663)	-	-	-	-

Joint ventures of IRSA Propiedades Comerciales
Quality Invest S.A.	-	216	-	-	-	-
Nuevo Puerto Santa Fe S.A.	-	2,164	(1,400)	-	(712)	-
Entretenimiento Universal S.A.	-	-	13	-	-	-
Entertainment Holding S.A.	-	-	12	-	-	-
Total joint ventures of IRSA Propiedades Comerciales	-	2,380	(1,375)	-	(712)	-

IRSA PROPIEDADES COMERCIALES S.A.

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

36. Related Party transactions (Continued)

Related party	Corporate services	Fees	Financial operations	Donations	Leases and/or rights of use	Letting fees
Associate of IRSA
Banco Hipotecario S.A.	-	-	(549)	-	1,437	5
Banco de Créditos y Securitización	-	-	-	-	2,458	-
Total associate of IRSA	-	-	(549)	-	3,895	5

Subsidiaries of Cresud
Sociedad Anónima Carnes Pampeanas S.A.	-	-	133	-	-	-
Total subsidiaries of Cresud	-	-	133	-	-	-

Subsidiaries of IRSA
Tyrus S.A.	-	-	11,904	-	(4)	-
Total subsidiaries of IRSA	-	-	11,904	-	(4)	-
Total	(47,712)	(83,421)	(104,228)	(1,723)	5,061	121

IRSA PROPIEDADES COMERCIALES S.A.

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

36. Related Party transactions (Continued)

The following is a summary of the results and transactions with related parties for the year ended June 30, 2014:

Related party	Corporate services	Fees	Financial operations	Donations	Leases and/or rights of use	Letting fees
Direct parent company
IRSA Inversiones y Representaciones Sociedad Anónima	-	-	14,128	-	(7,025)	(19)
Total direct parent company	-	-	14,128	-	(7,025)	(19)

Direct parent company of IRSA
Cresud S.A.CI.F. y A.	(67,408)	-	6,251	-	9	-
Total direct parent company of IRSA	(67,408)	-	6,251	-	9	-

Associates of IRSA Propiedades Comerciales
Tarshop S.A.	-	(239)	-	-	2,918	165
Total associates of IRSA Propiedades Comerciales	-	(239)	-	-	2,918	165

Other related parties
Estudio Zang, Bergel & Viñes	-	(2,216)	-	-	-	-
Fundación IRSA	-	-	-	(3,241)	-	-
Hamonet S.A.	-	-	-	-	(129)	-
Isaac Elsztain e Hijos S.A.	-	-	-	-	(253)	-
Total other related parties	-	(2,216)	-	(3,241)	(382)	-

Directors
Directors	-	(54,354)	-	-	-	-
Senior Management	-	(7,915)	-	-	-	-
Total Directors	-	(62,269)	-	-	-	-

Joint ventures of IRSA Propiedades Comerciales
Quality Invest S.A.	-	216	-	-	-	-
Nuevo Puerto Santa Fe S.A.	-	1,124	(21)	-	(632)	-
Entretenimiento Universal S.A.	-	-	6	-	-	-
Total joint ventures of IRSA Propiedades Comerciales	-	1,340	(15)	-	(632)	-

Associates of IRSA
Banco Hipotecario S.A.	-	-	26,453	-	560	133
Total associates of IRSA	-	-	26,453	-	560	133

IRSA PROPIEDADES COMERCIALES S.A.

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

36. Related Party transactions (Continued)

Related party	Corporate services	Fees	Financial operations	Donations	Leases and/or rights of use	Letting fees
Subsidiaries of Cresud
Sociedad Anónima Carnes Pampeanas S.A.	-	-	134	-	-	-
Total subsidiaries of Cresud	-	-	134	-	-	-

Subsidiaries of IRSA
Tyrus S.A.	-	-	225	-	-	-
Total subsidiaries of IRSA	-	-	225	-	-	-
Total	(67,408)	(63,384)	47,176	(3,241)	(4,552)	279

IRSA PROPIEDADES COMERCIALES S.A.

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

37.
CNV General Resolution N° 622

As required by Section 1°, Chapter III, Title IV of CNV General Resolution N° 622/13, below there is a detail of the notes to the Consolidated Financial Statements that disclosure the information required by the Resolution in Exhibits.

Exhibit A - Property, plant and equipment	Note 10 - Investment properties
Note 11 - Property, plant and equipment
Exhibit B - Intangible assets	Note 13 - Intangible assets
Exhibit C - Equity investments	Note 8 - Interest in joint ventures
Note 9 - Interest in associates
Exhibit D - Other investments	Note 15 - Financial instruments by category
Note 17 - Investments in financial assets Note 18- Derivative financial instruments
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

IRSA PROPIEDADES COMERCIALES S.A.

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

38.
Foreign currency assets and liabilities

Book amounts of foreign currency assets and liabilities are as follows:

Items (*)	Amount of foreign currency (1)	Prevailing exchange rate (2)	Total as of 06.30.16	Amount of foreign currency	Prevailing exchange rate (2)	Total as of 06.30.15
Asset
Trade and other receivables
Uruguayan Pesos	33	0.489	16	12	0.334	4
US Dollar	2,624	14.940	39,199	5,626	8.988	50,569
Receivables with related parties:
US Dollar	61,836	15.040	930,017	4,694	9.088	42,660
Total Trade and other receivables			969,232			93,233
Investments in financial assets
US Dollar	60,033	14.940	896,897	19,402	8.988	174,388
Investments with related parties:
US Dollar	21,853	15.040	328,669	20,330	9.088	184,759
Total investments in financial assets			1,225,566			359,147
Cash and cash equivalents
Uruguayan Pesos	2	0.489	1	3	0.334	1
US Dollar	864	14.940	12,905	30,563	8.988	274,698
Pounds	2	19.763	30	1	14.134	21
Euros	13	16.492	222	14	10.005	138
Total cash and cash equivalents			13,158			274,858
Total Assets as of 06.30.16			2,207,956			-
Total Assets as of 06.30.15			-			727,238
Liabilities
Trade and other payables
Uruguayan Pesos	35	0.491	17	-	-	-
US Dollar	3,887	15.040	58,456	4,006	9.088	36,406
Payables from related parties:
US Dollar	20	15.040	294	5	9.088	50
Total trade and other payables			58,767			36,456
Borrowings
US Dollar	364,321	15.040	5,479,395	115,816	9.088	1,052,537
Borrowings from related parties
US Dollar	-	15.040	-	260,138	9.088	2,364,133
Total Borrowings			5,479,395			3,416,670
Provisions
US Dollar	10	15.040	150	10	9.088	91
Total Provisions			150			91
Total Liabilities as of 06.30.16			5,538,312			-
Total Liabilities as of 06.30.15			-			3,453,217

(*) The Company uses some complementary financial instruments with the purpose of reducing its expose to exchange rate movements. See Note 18.
(1)
Considering foreign currencies those that differ from each one of the Group´s companies´ functional currency at each year-end.
(2)
Exchange rate as of June 30, 2016 and 2015 according to Banco Nación Argentina.

IRSA PROPIEDADES COMERCIALES S.A.

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

39.
Barter transactions

The Group generally enters into barter transactions with third-party developers in the ordinary course of business. By virtue of these transactions, the Group generally exchanges undeveloped plots of land for units to be constructed and received in the future. Following is a description of pending transactions that have not yet been perfected by the third parties as of June 30, 2016:

Beruti

On October 13, 2010, the Group and TGLT, entered into an agreement to barter a plot of land located at Beruti 3351/59 in the city of Buenos Aires for cash and future residential apartments to be constructed by TGLT on the mentioned land. The transaction, which was subject to certain precedent conditions including the completion by TGLT of its initial public offering, was agreed upon at USD 18.8 million. TGLT plans to construct an apartment building with residential and commercial parking space. In consideration, TGLT will transfer to IRSA Propiedades Comerciales S.A. (i) a number of apartments to be determined representing 17.33% of total square meters of residential space; (ii) a number of parking spaces to be determined representing 15.82% of total square meters of parking space; (iii) all spaces reserved for commercial parking in the future building and (iv) the amount of USD 10.7 million payable upon delivering the deeds of title on the land. TGLT completed its initial public offering in the Buenos Aires Stock Exchange on October 29, 2010 and therefore the precedent condition for the transaction was fulfilled on that date. TGLT paid the mentioned USD 10.7 million on November 5, 2010. On December 16, 2010, the title deed to the Beruti plot of land was executed. To secure performance of obligations assumed by TGLT under the deed of sale, a mortgage was granted in favor of IRSA Propiedades Comerciales.

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

Coto Residential Project

The Group is owner of an air space of approximately 23,000 square meters area on top of Hipermercado Coto near the Abasto Shopping Center at the heart of the Autonomous City of Buenos Aires. On September 24, 1997, the Group and Coto Centro Integral de Comercialización S.A. (Coto) granted a title deed by which the Group acquired the rights to receive the parking spaces and the rights to increase the height of the building located between the Agüero, Lavalle, Guardia Vieja and Gallo streets, in the Abasto neighborhood.

On June 2016, a conditional Exchange Agreement was executed for a one year term, to be later formalized through the execution of a conveyance deed. The project will be a residential development for a consideration of apartments covering an area of 3,621 square meters plus USD 1 million. The consideration will be delivered no later than June 2021 for Tower I, and no later than September 2022 for Tower II. The value in the bill of sale was set at USD 7.5 million.

Córdoba Shopping Project

The Group owns a plot of land next to Córdoba Shopping, with building capacity of approximately 17,300 square meters, at the heart of Cordoba City.

In May 2016, an Exchange Agreement was executed for a building capacity of 13,500 square meters, subject to conditions for a term of one year, after which it may be formalized through a title conveyance deed. The project will be a mixed development, combining residential and office space, and the consideration will include apartments covering 2,160 square meters, parking space, and procedures to obtain permits, combinations and subdivisions of 3 plots of land. Delivery of the consideration will take place no later than May 2021 for Tower I and no later than July 2023 for Tower II. The Exchange Value was set at USD 4 million.

IRSA PROPIEDADES COMERCIALES S.A.

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

39. Barter transactions (Continued)

The two mentioned contracts that are part of the Coto residential project and the Córdoba Shopping exchange project include conditions precedent and/or suspensive clauses. Since suspensive clauses have not materialized yet, the real property involved is classified as trading properties.

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

41. Subsequent events

Acquisition of equity interest in EHSA

On July, 2016, the Group through IRSA Propiedades Comerciales acquired from FEG Entretenimientos S.A. a 25% shareholding in Entertainment Holding S.A. (“EHSA”), a company where it already owned 50%. It also acquired a 1.25% interest in Entretenimiento Universal S.A. (“ENUSA”) from Marcelo Figoli. The transaction amount for the acquisition was set at Ps. 66.5 million: 50% of the amount has already been paid while the remaining balance will be paid down in two equal installments payable within 60 and 90 days.

IRSA PROPIEDADES COMERCIALES S.A.

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

41. Subsequent events (Continued)

In addition, the Group sold a 5% of the shares of EHSA to Mr. Diego Finkelstein, where he already owned a 25% equity interest. The amount was fixed in the sum of Ps. 13.45 million. A 50% of that amount has already been paid, while the remaining balance will be paid down in two equal installments payable within 60 and 90 days.

As a result, the Company now holds 70% of the voting stock of EHSA and Mr. Diego Finkelstein holds the remaining 30%.

EHSA holds, both directly and indirectly, 100% of the shares of OGDEN Argentina S.A. (“OASA”) and 95% of the shares of ENUSA.

OASA holds 50% of the voting stock of La Rural S.A. (“LRSA”), a company that holds the right to commercially operate the emblematic “Predio Ferial de Palermo” in the Autonomous City of Buenos Aires, where the Sociedad Rural Argentina (“SRA”) holds the remaining 50%.

In addition, OASA manages LRSA pursuant to agreements entered into with SRA that include the right to appoint the Chairman— with casting vote on certain matters – and the general manager.

Furthermore, ENUSA is mainly engaged in organizing entertainment in the trade fair space.
The Group is analyzing the allocation of the price paid across net assets acquired.

Sale of units in Intercontinental Building

On July 29, 2016, the Group executed a bill of sale for 1,702 square meters corresponding to two office floors and 16 parking units in the Intercontinental Plaza building to an unrelated party. The transaction amount was agreed upon at USD 6.01 million: the sum of USD 1.60 million has already been paid, while the remaining balance will be paid upon execution of the deed of conveyance and delivery of possession.

              Shareholders‘ Meeting:

On September 28, 2016, the board of directors of IRSA PROPIEDADES COMERCIALES S.A. called a Regular and extraordinary General Shareholders´ Meeting to be held on October 31, 2016 and informed on some of the items to be transacted thereat, namely:

●
treatment and allocation of net income for the fiscal year ended June 30, 2016;
●
consideration of payment of a cash dividend for up to Ps.312 million;
●
treatment of amounts paid as personal assets tax levied on the shareholders;
●
renewal of delegation of powers conferred to the Board of Directors in order to determine the time and currency of issuance and further terms and conditions governing the issue of notes under the US$500,000,000 global note program currently in effect, as approved by the shareholders’ meetings dated October 31, 2011 and March 26, 2015 and its increase by an additional amount of US$100,000,000 as approved by the shareholders’ meeting dated October 30, 2015;
●
amendment to article eleven of the bylaws regarding the renewal of the Board of Directors by thirds. grant of indemnities to the Directors, Statutory Auditors and Managers who perform or have performed duties for the Company accessorily to the D&O policies, and
●
amendment to article eleven of the bylaws regarding the renewal of the Board of Directors by thirds.