Form 20-F
IRSA PROPIEDADES COMERCIALES S.A.
filed 2017-10-10
CIK 1128173

United States
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2017

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[ ] SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES AND EXCHANGE ACT OF 1934

Date of event requiring this shell company report ___

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

Matíaas Ivan Gaivironsky – Chief Financial and Administrative Officer
Tel (+ 54 11) 4323 7449 – ir@irsacp.com.ar
Moreno 877 24 Floor (C1091AAQ) Ciudad Autónoma de Buenos Aires, Argentina
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:
Title of each class	Name of each exchange on which registered

American Depositary Shares (ADSs), each representing four shares of Common Stock	Nasdaq National Market of the Nasdaq Stock Market
Common Stock, par value Ps.1.00 per share	Nasdaq National Market of the Nasdaq Stock Market*
* Not for trading, but only in connection with the registration of American Depositary Shares pursuant to the requirements of the Securities and Exchange Commission.

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of the issuer’s common stock as of June 30, 2017: 126,014,050

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act:
☐ Yes x No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15 (d) of the Securities Exchange Act of 1934.
 ☐ Yes x No

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
☐ Yes x No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (check one):

Large accelerated filer ☐     Accelerated filer x     Non-accelerated filer ☐     Emerging growth company☐     Non-accelerated filer ☐

 If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

†The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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

☐ Item 17 ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). ☐ Yes x No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 23 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by the court. Yes ☐ No ☐

Please send copies of notices and communications from the Securities and Exchange Commission to:

Carolina Zang	David Williams
Jaime Mercado
Zang Vergel & Viñes Abogados	Simpson Thacher & Bartlett LLP
Florida 537 piso 18º C1005AAK Buenos Aires, Argentina.	425 Lexington Avenue New York, NY 10017

Table of Contents

IRSA Propiedades Comerciales S.A.

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS	iv
PRESENTATION OF FINANCIAL AND CERTAIN OTHER INFORMATION	v
PART I	1
ITEM 1. Identity of Directors, Senior Management and Advisers	1
ITEM 2. Offer Statistics and Expected Timetable	1
ITEM 3. Key Information	1
A. Selected consolidated financial data	1
A.1. Local Exchange Market and Exchange Rates	5
B. Capitalization and Indebtedness	9
C. Reasons for the Offer and Use of Proceeds	9
D. Risk Factors	9
ITEM 4. Information on the Company	37
A. History and Development of the Company	37
B. Business Overview	41
C. Organizational Structure	101
D. Property, Plant and Equipment	102
ITEM 4A. Unresolved staff comments	104
ITEM 5. Operating and Financial Review and Prospects	104
A. Operating Results	104
B. Liquidity and capital resources	141
C. Research and Development, Patents and Licenses, etc.	146
D. Trend Information	146
E. Off-Balance Sheet Arrangements	147
F. Tabular Disclosure of Contractual Obligations	147
G. Safe Harbor	148
ITEM 6. Directors, Senior Management and Employees	148
A. Directors and Senior Management	148

i

B. Compensation	153
C. Board practices	155
D. Employees	155
E. Share Ownership	156
ITEM 7. Major Shareholders and Related Party Transactions	157
A. Major Shareholders	157
B. Related Party Transactions	159
C. Interests of Experts and Counsel	162
ITEM 8. Financial Information	162
A. Consolidated Statements and Other Financial Information	162
B. Significant changes	163
ITEM 9. The Offer and Listing	164
A. The offer and listing details	164
B. Plan of Distribution	166
C. Markets	166
D. Selling Shareholders	168
E. Dilution	168
F. Expenses of the Issue	168
ITEM 10. Additional Information	168
A. Share Capital	168
B. Memorandum and Articles of Association	168
C. Material Contracts	173
D. Exchange Controls	173
E. Taxation	178
F. Dividends and Paying Agents	186
G. Statement by Experts	187
H. Documents on Display	187
I. Subsidiary Information	187
ITEM 11. Quantitative and Qualitative Disclosures About Market Risk	187
ITEM 12. Description of Securities Other than Equity Securities	187
A. Debt Securities	187
B. Warrants and Rights	187
C. Other Securities	187
D. American Depositary Shares	187
PART II	189
ITEM 13. Defaults, Dividend Arrearages and Delinquencies	189

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

The U.S. Private Securities Litigation Reform Act of 1995 provides a “safe harbor” for forward-looking statements.

This annual report includes forward-looking statements, principally under the captions “Item 3.(d) Risk Factors,” “Item 4. Information on the Company” and “Item 5. Operating and Financial Review and Prospects.” We have based these forward-looking statements largely on our current beliefs, expectations and projections about future events and financial trends affecting our business. Many important factors, in addition to those discussed elsewhere in this annual report, could cause our actual results to differ substantially from those anticipated in our forward-looking statements, including, among other things:

Factors that could cause actual results to differ materially and adversely include but are not limited to:

●
changes in general economic, financial, business, political, legal, social or other conditions in Argentina or elsewhere in Latin America or changes in either developed or emerging markets;

●
changes in capital markets in general that may affect policies or attitudes toward lending to or investing in Argentina or Argentine companies, including volatility in domestic and international financial markets;

●
deterioration in regional, national and international business and economic conditions;

●
inflation;

●
fluctuations in prevailing interest rates;

●
increases in financing costs or our inability to obtain additional financing on attractive terms, which may limit our ability to fund existing operations and to finance new activities;

●
current and future government regulation and changes in law or in the interpretation by Argentine courts of the recently adopted Civil and Commercial Code, among others;

●
adverse legal or regulatory disputes or proceedings;

●
fluctuations and declines in the aggregate principal amount of Argentine public debt outstanding;

●
government intervention in the private sector and in the economy, including through nationalization, expropriation, regulation or other actions;

●
restrictions on transfer of foreign currencies and other exchange controls;

●
increased competition in the shopping mall sector, office or other commercial properties and related industries;

●
potential loss of significant tenants at our shopping mall and other commercial properties;

●
our ability to take advantage of opportunities in the Argentine real estate market on a timely basis;

●
restrictions on energy supply or fluctuations in prices of utilities in the Argentine market;

●
our ability to meet our debt obligations;

●
shifts in consumer purchasing habits and trends;

●
technological changes and our potential inability to implement new technologies;

●
deterioration in regional and national business and economic conditions in Argentina;

●
incidents of government corruption that adversely impact the development of our real estate projects;

●
fluctuations in the exchange rate of the Peso against other currencies; and

●
the risk factors discussed under “Item 3.(d) Risk Factors.”

You can identify forward-looking statements because they contain words such as “believes,” “expects,” “may,” “will,” “should,” “seeks,” “intends,” “plans,” “estimates,” “anticipates,” “could,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “potential,” “continue” or similar expressions. Forward-looking statements include information concerning our possible or assumed future results of operations, business strategies, financing plans, competitive position, industry environment, potential growth opportunities, the effects of future regulation and the effects of competition. Forward-looking statements speak only as of the date they were made, and we undertake no obligation to update publicly or to revise any forward-looking statements after we distribute this annual report because of new information, future events or other factors. In light of the risks and uncertainties described above, the forward-looking events and circumstances discussed in this annual report might not occur and are not guarantees of future performance.

You should not place undue reliance on such statements which speak only as of the date that they were made. These cautionary statements should be considered in connection with any written or oral forward-looking statements that we might issue in the future.

Available information

We file annual and current reports and other information with the United States Securities and Exchange Commission, or “SEC.” You may read and copy any document we file with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. The SEC also maintains a website at http://www.sec.gov that contains reports and other information regarding issuers that file electronically with the SEC.

You may obtain a copy of these filings at no cost by writing to us at: Moreno 877, Floor 22, City of Buenos Aires (C1091AAQ), Argentina or telephoning us at +54 (11) 4344-4600.

PRESENTATION OF FINANCIAL AND CERTAIN OTHER INFORMATION

In this annual report, references to “IRSA CP,” “we,” “our,” “us” or the “Company” means IRSA Propiedades Comerciales S.A. and its consolidated subsidiaries, unless the context otherwise requires, or where we make clear that such term refers only to IRSA Propiedades Comerciales S.A. and not its subsidiaries.

The terms “Argentine government” and “government” refer to the federal government of Argentina, the term “Central Bank” refers to the Banco Central de la República Argentina (the Argentine Central Bank) and the term “CNV” refers to the Comisión Nacional de Valores (the Argentine National Securities Commission). In this annual report, when we refer to “Peso,” “Pesos” or “Ps.” we mean Argentine Pesos, the legal currency of Argentina; when we refer to “U.S. dollar,” “U.S. dollars” or “US$” we mean United States dollars, the legal currency of the United States.

Financial Statements

We prepare and maintain financial statements in Pesos and in accordance with International Financial Reporting Standards, or “IFRS,” as issued by the International Accounting Standards Board, or “IASB,” and CNV rules (as amended in September 2013), or the “CNV Rules.” Our fiscal year is from July 1 to June 30. Pursuant to Resolution No. 562/2009 issued by the CNV, as subsequently amended, all listed companies in Argentina with certain exceptions (i.e., financial institutions and insurance entities) are required to present their consolidated financial statements for accounting periods beginning on or after January 1, 2012 in accordance with IFRS. Therefore, we prepared our annual financial statements under IFRS for the first time for our fiscal year ended June 30, 2013, which included comparative financial information for our 2012 fiscal year. The opening IFRS statement of financial position was prepared as of our transition date of July 1, 2011.

We refer to our annual audited financial statements as of June 30, 2017 and 2016 and for the fiscal years ended June 30, 2017, 2016 and 2015 included elsewhere in this annual report as our “Audited Financial Statements.” Our previously issued consolidated financial statements as of June 30, 2016 and 2015 and for the fiscal years ended June 30, 2016, 2015 and 2014 have been retroactively recast to measure our investment properties at fair value as permitted under IAS 40 and have been furnished to the SEC on May 26, 2017 on a report in Form 6-K. In the past, we measured the value of our portfolio of investment properties at historical cost.

  v

Non-IFRS financial measures

To supplement our Audited Financial Statements, which are prepared and presented in accordance with IFRS, we use the following non-IFRS financial measures in this annual report:

●
Consolidated EBITDA
●
Consolidated Adjusted EBITDA
●
Consolidated Net Operating Income, or “NOI”
●
Consolidated Net Debt
●
Consolidated Adjusted Funds from Operations, or “Adjusted FFO”
●
Adjusted Segment EBITDA
●
Adjusted Segment NOI
●
Consolidated Adjusted EBITDA Margin

In this section, we provide an explanation of each of our non-IFRS financial measures to their most directly comparable IFRS measures of each non-IFRS measure. The presentation of these financial measures is not intended to be considered in isolation or as a substitute for, or superior to, financial information prepared and presented in accordance with IFRS.

We define Consolidated EBITDA as profit for the year excluding: (i) interest income, (ii) interest expense, (iii) income tax expense, and (iv) depreciation and amortization.

We define Adjusted Consolidated EBITDA as EBITDA minus total financial results, net excluding financial interest net (foreign exchange differences net, gain/loss from derivative financial instruments, fair value gains of financial assets and liabilities at fair value through profit or loss, and other financial results net), minus share of profit of associates and joint ventures and excluding unrealized results due to the revaluation of the fair value of our investment properties.

We define Consolidated NOI as gross profit from operations, less selling expenses, plus net realized gain on changes in fair value of investment property and plus depreciation and amortization.

We define Consolidated Net Debt as current borrowings, plus non-current borrowings, minus cash and cash equivalents and current investments in financial assets.

We define Consolidated Adjusted FFO as total profit from the period/year plus depreciation and amortization, minus net gain from fair value adjustments of investment properties, minus total financial results, net, excluding financial interest net (foreign exchange differences net, gain/loss from derivative financial instruments, fair value gains of financial assets and liabilities at fair value through profit or loss, other financial results net), plus deferred income tax and minus non-controlling interest.

We define Adjusted Segment EBITDA for each of our operating segments as our segment’s profit or loss before financing and taxation for the year excluding depreciation and amortization and share in profit / (loss) of associates and joint ventures and the unrealized results due to the revaluation of the investment properties to fair value.

We define Segment NOI for each of our operating segments as our segment’s gross profit for the year less selling expenses, plus net realized gain on changes in fair value of investment property and plus depreciation and amortization.

We also present non-IFRS financial ratios including Net Debt to EBITDA, interest coverage ratio, that we define as Adjusted EBITDA divided by net interest expense and Consolidated EBITDA Margin, that we define as Adjusted EBITDA divided by income from sales, rents and services.

We use non-IFRS measures to internally evaluate and analyze financial results. We believe these non-IFRS financial measures provide investors with useful supplemental information about the liquidity and financial performance of our business, enable comparison of financial results between periods where certain items may vary independent of business performance, and enable comparison of our financial results with other public companies, many of which present similar non-IFRS financial measures.

There are limitations associated with the use of non-IFRS financial measures as an analytical tool. In particular, many of the adjustments to our IFRS financial measures reflect the exclusion of items, such as depreciation and amortization, changes in fair value and the related income tax effects of the aforementioned exclusions, that are recurring and will be reflected in our financial results for the foreseeable future. In addition, these measures may be different from non-IFRS financial measures used by other companies, limiting their usefulness for comparison purposes.

Consolidated EBITDA, Consolidated Adjusted EBITDA, Consolidated NOI, Consolidated Net Debt, Consolidated Adjusted FFO, Adjusted Segment EBITDA, Segment NOI and the ratios of Net Debt to EBITDA, Interest Coverage Ratio and Consolidated Adjusted EBITDA Margin are non-IFRS financial measures that do not have standardized meanings prescribed by IFRS. We present Consolidated EBITDA, Consolidated Adjusted EBITDA, Consolidated NOI, Consolidated Net Debt, Consolidated Adjusted FFO, Adjusted Segment EBITDA and Segment NOI because we believe each of these measures provides investors with supplemental measures of our financial performance that may facilitate period-to-period comparisons on a consistent basis. Our management also uses Consolidated EBITDA, Consolidated Adjusted EBITDA, Consolidated NOI, Consolidated Net Debt, Consolidated Adjusted FFO, Adjusted Segment EBITDA, Segment NOI, Net Debt to EBITDA, Interest Coverage Ratio and Consolidated Adjusted EBITDA Margin, among other measures, for internal planning and performance measurement purposes.

Consolidated EBITDA, Consolidated Adjusted EBITDA, Consolidated NOI, Consolidated Net Debt, Consolidated Adjusted FFO, Adjusted Segment EBITDA, Segment NOI, Net Debt to EBITDA, Interest Coverage Ratio and Consolidated Adjusted EBITDA Margin should not be construed as an alternative to profit from operations, as an indicator of operating performance or as an alternative to cash flow provided by operating activities, in each case, as determined in accordance with IFRS. Consolidated EBITDA, Consolidated Adjusted EBITDA, Consolidated NOI, Consolidated Net Debt, Consolidated Adjusted FFO, Adjusted Segment EBITDA, Segment NOI, Net Debt to EBITDA, Interest Coverage Ratio and Consolidated Adjusted EBITDA Margin, as calculated by us, may not be comparable to similarly titled measures reported by other companies.

For more information regarding Consolidated EBITDA, Consolidated Adjusted EBITDA, Consolidated NOI, Consolidated Net Debt, Consolidated Adjusted FFO, Adjusted Segment EBITDA, Segment NOI, Net Debt to EBITDA, Interest Coverage Ratio and Consolidated Adjusted EBITDA Margin. See “Item 3. Key Information—Selected Financial Data” and “Item 5. Operating and Financial Review and Prospects—A. Business Segment Reporting.”

Currency translations and rounding

Our functional and presentation currency is the Peso, and accordingly our financial statements included in this annual report are presented in Pesos. We have translated some of the Peso amounts contained in this annual report into U.S. dollars for convenience purposes only. Unless otherwise specified or the context otherwise requires, the rate used to convert Peso amounts to U.S. dollars is the seller exchange rate quoted by Banco de la Nación Argentina of Ps.16.6300 per US$1.00 as of June 30, 2017. The U.S. dollar-equivalent information presented in this annual report is provided solely for convenience and should not be construed as implying that the Peso amounts represent, or could have been or could be converted into, U.S. dollars at such rates or at any other rate. See “Item 3. Key Information—Local Exchange Market and Exchange Rates.”

Certain numbers and percentages included in this annual report have been subject to rounding adjustments. Accordingly, figures shown for the same category presented in various tables or other sections of this annual report may vary slightly, and figures shown as totals in certain tables may not be the arithmetic aggregation of the figures that precede them.

Fiscal years

References to fiscal years 2017, 2016, 2015, 2014 and 2013 are to our fiscal years starting on July 1 and ending on June 30 of each such year.

Certain measurements

The standard measure of area in the real estate industry in Argentina is the square meter, or “sqm,” while in the United States and certain other jurisdictions, the standard measure of area is the square foot, or “sq. ft.” Most units of area presented in this annual report (e.g., gross leasable area, as defined below, of buildings and size undeveloped land) are expressed in terms of square meters. One square meter is equal to approximately 10.76 square feet. One hectare is equal to 10,000 square meters, approximately 107,600 square feet or 2.47 acres.

As used herein “GLA” or “gross leasable area” in the case of shopping malls, refers to the total leasable area of the property, regardless of our ownership interest in such property, and excludes common areas and parking and space occupied by supermarkets, hypermarkets, gas stations and co-owners, except where specifically stated. In the case of offices, gross leasable area refers to the total leasable area of the property, regardless of our ownership interest in such property, and excludes common areas.

Market share data

Information regarding market share in a specified region or area is based on data compiled by us from internal sources and from publications such as Bloomberg, the International Council of Shopping Centers, or “ICSC,” the Argentine Chamber of Shopping Malls (Cámara Argentina de Shopping Centers), and Colliers International. While we believe that these sources are reliable, we have not independently verified the information prepared by these sources.

PART I

ITEM 1. Identity of Directors, Senior Management and Advisers

This item is not applicable.

ITEM 2. Offer Statistics and Expected Timetable

This item is not applicable.

ITEM 3. Key Information

A. Selected consolidated financial data

The following table presents our summary consolidated financial data and other information as of and for each of the periods indicated. This data is qualified in its entirety by reference to, and should be read together with, our financial statements included in this annual report and the notes thereto, and “Item 5. Operating Finacial Review and Prospects.”

We prepared our Audited Financial Statements in Pesos and in accordance with IFRS, as issued by the IASB, and the rules of the CNV.

The summary consolidated statement of comprehensive income and cash flow data for the fiscal years 2017, 2016 and 2015 and the summary consolidated statement of financial position data as of June 30, 2017 and 2016 have been derived from our Audited Consolidated Financial Statements included in this annual report. Our Audited Consolidated Financial Statements have been audited by Price Waterhouse & Co. S.R.L., an independent registered public accounting firm whose report is also included herein. The summary consolidated statement of comprehensive income and cash flow data for the fiscal year 2014 and 2013 and the summary consolidated statement of financial position data as of June 30, 2015, 2014 and 2013 has been derived from our audited consolidated financial statements for the fiscal years ended June 30, 2015, 2014 and 2013 which have been retroactively recast to give effect to the change of measurement basis for our investment properties. These financial statements are not included in this annual report.

	For the fiscal year ended June 30,
	2017	2017	2016	2015	2014	2013
	(US$)(1)(2)	(Ps.)(1)
	(in thousands, except per share data)(1)
CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
Income from sales, rents and services	211,003	3,508,975	2,674,873	1,924,176	1,445,190	1,111,762
Income from expenses and collective promotion fund	89,488	1,488,187	1,183,627	833,905	667,824	525,649
Operating costs	(114,238)	(1,899,786)	(1,460,204)	(1,018,023)	(844,960)	(628,214)
Gross profit	186,252	3,097,376	2,398,296	1,740,058	1,268,054	1,009,197
Net gain from fair value adjustments of investment properties	188,419	3,133,413	17,092,403	2,690,556	2,803,023	560,106
General and administrative expenses	(19,373)	(322,176)	(221,580)	(140,126)	(101,445)	(67,720)
Selling expenses	(14,223)	(236,528)	(162,221)	(117,683)	(76,854)	(60,826)
Other operating results, net	(3,080)	(51,219)	(68,552)	(110,855)	(27,939)	(38,011)
Profit from operations	337,996	5,620,866	19,038,346	4,061,950	3,864,839	1,402,746
Share of profit of associates and joint ventures	9,182	152,703	204,299	50,768	59,074	39,213
Profit from operations before financing and taxation	347,178	5,773,569	19,242,645	4,112,718	3,923,913	1,441,959
Finance income	14,578	242,438	512,555	105,138	124,495	55,029
Finance cost	(78,974)	(1,313,336)	(2,938,476)	(603,883)	(499,901)	(234,264)
Other financial results	17,079	284,024	1,714,702	47,215	74,730	(12,092)
Financial results, net	(47,317)	(786,874)	(711,219)	(451,530)	(300,676)	(191,327)
Profit before income tax	299,861	4,986,695	18,531,426	3,661,188	3,623,237	1,250,632
Income tax expense	(96,764)	(1,609,181)	(6,278,894)	(1,249,369)	(1,250,843)	(415,152)
Total profit for the year	203,098	3,377,514	12,252,532	2,411,819	2,372,394	835,480
Total comprehensive income for the year	203,098	3,377,514	12,252,532	2,411,819	2,372,394	835,480
Attributable to:
Equity holders of the parent	196,060	3,260,476	11,821,280	2,280,391	2,272,834	822,037

Non-controlling interest	7,038	117,038	431,252	131,428	99,560	13,443
Profit per common share attributable to equity holders of the parent for the year:
Basic	1.56	25.87	93.81	18.10	18.04	6.52
Diluted	1.56	25.87	93.81	18.10	18.04	6.52
CASH FLOW DATA
Net cash generated from operating activities	172,893	2,875,207	1,013,373	1,257,577	921,464	654,706
Net cash used in investing activities	(8,904)	(148,074)	(1,864,555)	(414,231)	(517,852)	(447,164)
Net cash (used in) generated from financing activities	(57,592)	(957,754)	579,670	(660,943)	(516,906)	(90,789)
Net increase (decrease) in cash and cash equivalents	106,397	1,769,379	(271,512)	182,403	(113,294)	116,753

(1)
Totals may not sum due to rounding.
(2)
We have translated Peso amounts into U.S. dollars at the seller exchange rate as of June 30, 2017, quoted by the Banco de la Nación Argentina, which was Ps.16.63 per US$1.00. The average of the seller exchange rate for the fiscal year 2017, quoted by Banco de la Nación Argentina was Ps.15.4517. We make no representation that these Peso or U.S. dollar amounts actually represent, could have been or could be converted into U.S. dollars at the rates indicated, at any particular rate or at all. See “—Local Exchange Market and Exchange Rates.”

	For the fiscal years ended June 30,
	2017	2017	2016	2015	2014	2013
	(US$)(1)(2)	(Ps.)(1)
	(in thousands)(1)
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
Assets
Non-current assets:
Investment properties	2,159,764	35,916,882	32,234,096	15,388,877	10,296,796	7,252,835
Property, plant and equipment	7,248	120,536	118,325	120,984	23,552	20,169
Trading properties	3,704	61,600	48,029	22,340	9,661	653
Intangible assets	6,708	111,560	67,139	69,015	65,754	62,661
Investment in associates and joint ventures	47,602	791,626	597,759	328,349	282,151	208,756
Deferred income tax assets	3,575	59,455	51,759	56,956	40,326	37,404
Income tax credit	2	29	249	249	578	5,083
Trade and other receivables	46,772	777,818	488,198	90,431	85,914	75,910
Investments in financial assets	4,012	66,717	312,425	253,546	63,455	99,963
Total non-current assets	2,279,388	37,906,223	33,917,979	16,330,747	10,868,187	7,763,434
Current assets:
Trading properties	—	—	—	3,154	1,214	6,991
Inventories	1,366	22,722	18,202	15,347	10,368	9,896
Restricted asset	2,978	49,525	—	—	—	—
Derivative financial instruments	—	—	—	—	1,234	—
Income tax credit	116	1,933	345,815	1,635	123	—
Trade and other receivables	87,391	1,453,312	1,934,134	808,016	937,204	550,762
Investments in financial assets	70,971	1,180,249	1,772,323	292,320	216,071	169,174
Cash and cash equivalents	108,692	1,807,544	33,049	303,499	116,706	223,385
Total current assets	271,514	4,515,285	4,103,523	1,423,971	1,282,920	960,208
Total assets	2,550,902	42,421,508	38,021,502	17,754,718	12,151,107	8,723,642
Shareholders’ equity
Shareholders’ equity attributable to equity holders of the parent	1,331,634	22,145,079	19,654,617	8,116,917	6,272,969	4,412,574
Non-controlling interest	52,385	871,169	775,600	443,500	358,686	262,400
Total shareholders’ equity	1,384,020	23,016,248	20,430,217	8,560,417	6,631,655	4,674,974
Liabilities
Non-current liabilities:
Trade and other payables	24,450	406,598	326,069	247,812	195,673	190,170
Borrowings	355,870	5,918,119	5,266,576	3,322,488	1,046,102	834,814
Deferred income tax liabilities	677,290	11,263,341	10,150,280	4,099,803	3,136,600	2,106,621
Provisions	993	16,509	26,286	9,392	22,878	11,730
Total non-current liabilities	1,058,603	17,604,567	15,769,211	7,679,495	4,401,253	3,143,335
Current liabilities:
Trade and other payables	66,445	1,104,982	963,931	802,151	489,811	437,750
Income tax liabilities	16,173	268,957	114,624	123,077	56,681	77,683
Payroll and social security liabilities	8,845	147,095	107,382	94,693	76,090	26,041
Derivative financial instruments	298	4,950	2,857	—	14,225	1,732
Borrowings	15,025	249,868	626,492	471,255	479,237	356,028
Provisions	1,494	24,841	6,788	23,630	2,155	6,099
Total current liabilities	108,280	1,800,693	1,822,074	1,514,806	1,118,199	905,333
Total liabilities	1,166,883	19,405,260	17,591,285	9,194,301	5,519,452	4,048,668
Total shareholders’ equity and liabilities	2,550,902	42,421,508	38,021,502	17,754,718	12,151,107	8,723,642

	As of the fiscal years ended June 30,
	2017	2017	2016	2015	2014	2013
	(US$)(1)(2)	(Ps.)(1)
	(except for number of shares, per share and ADS data and ratios)
OTHER INFORMATION
Basic net income per ADS	6.22	103.48	375.24	72.40	72.16	26.08
Diluted net income per ADS	6.22	103.48	375.24	72.40	72.16	26.08
Dividends per share	0.37	6.11	2.25	3.47	3.23	2.43
Dividends per ADS	1.47	24.44	9.00	13.88	12.92	9.72
Number of shares outstanding	—	126,014,050	126,014,050	126,014,050	126,014,050	126,014,050
Capital stock (in thousands)	7,578	126,014	126,014	126,014	126,014	126,014
Depreciation and amortization (in thousands)	1,716	28,540	22,944	16,892	9,736	8,155
Capital expenditures (in thousands)(3)	53,961	897,378	188,008	378,782	285,748	222,907
Working capital (in thousands)	163,235	2,714,592	2,281,449	(90,835)	164,721	54,875
Ratio of current assets to current liabilities	—	2.51	2.25	0.94	1.15	1.06
Ratio of shareholders’ equity to total liabilities	—	1.19	1.16	0.93	1.20	1.15
Ratio of non-current assets to total assets	—	0.89	0.89	0.92	0.89	0.89

(1)        Totals may not sum due to rounding.
(2)
We have translated Peso amounts into U.S. dollars at the seller exchange rate as of June 30, 2017, quoted by the Banco de la Nación Argentina, which was Ps.16.63 per US$1.00. The average of the seller exchange rate for the fiscal year 2017, quoted by Banco de la Nación Argentina was Ps.15.4517. We make no representation that these Peso or U.S. dollar amounts actually represent, could have been or could be converted into U.S. dollars at the rates indicated, at any particular rate or at all. See “—Local Exchange Market and Exchange Rates.”
(3)        We define capital expenditure as the cash used in the acquisition of investment properties and property, plant and equipment plus the advanced payments for investment properties and property, plant and equipment acquisitions.

In this annual report we present Consolidated EBITDA and Consolidated Adjusted EBITDA. We define Consolidated EBITDA as profit for the year excluding: (i) interest income, (ii) interest expense, (iii) income tax expense, and (iv) depreciation and amortization. We define Consolidated Adjusted EBITDA as Consolidated EBITDA minus (i) total financial results, net other than interest expense, net (mainly foreign exchange differences, net gains/losses from derivative financial instruments; gains/losses of financial assets and liabilities at fair value through profit or loss; and other financial results, net) and minus (ii) share of profit of associates and joint ventures and minus (iii) unrealized results due to the revaluation of the fair value of investment properties. Consolidated EBITDA and Consolidated Adjusted EBITDA are non-IFRS financial measures that do not have standardized meanings prescribed by IFRS. We present Consolidated EBITDA and Consolidated Adjusted EBITDA because we believe they provide investors supplemental measures of our financial performance that may facilitate period-to-period comparisons on a consistent basis. Our management also uses Consolidated EBITDA and Consolidated Adjusted EBITDA from time to time, among other measures, for internal planning and performance measurement purposes. Consolidated EBITDA and Consolidated Adjusted EBITDA should not be construed as an alternative to profit from operations, as an indicator of operating performance or as an alternative to cash flow provided by operating activities, in each case, as determined in accordance with IFRS. Consolidated EBITDA and Consolidated Adjusted EBITDA, as calculated by us, may not be comparable to similarly titled measures reported by other companies. The table below presents a reconciliation of profit for the relevant period to Consolidated EBITDA and Consolidated Adjusted EBITDA for the periods indicated:

	For the fiscal years ended June 30,
	2017	2017	2016	2015	2014	2013
	(in thousands)
	(US$)(2)	(Ps.)
Total profit for the year	203,098	3,377,514	12,252,532	2,411,819	2,372,394	835,480
Interest income	(11,082)	(184,296)	(102,169)	(69,307)	(60,024)	(36,261)
Interest expense	38,471	639,768	612,486	329,170	151,092	91,972
Income tax expense	96,764	1,609,181	6,278,894	1,249,369	1,250,843	415,152
Depreciation and amortization	1,716	28,540	22,944	16,892	9,736	8,155
Consolidated EBITDA (unaudited)	328,966	5,470,707	19,064,687	3,937,943	3,724,041	1,314,498
Unrealized results due to the revaluation of the fair value of our investment properties	(184,501)	(3,068,248)	(16,919,860)	(2,559,492)	(2,802,546)	(559,903)
Share of profit of associates and joint ventures	(9,182)	(152,703)	(204,299)	(50,768)	(59,074)	(39,213)
Foreign exchange differences, net	33,097	550,408	1,815,553	210,162	277,258	105,431
Gain/loss from derivative financial instruments	(4,877)	(81,105)	(1,248,374)	2,961	(12,514)	2,977
Fair value gains of financial assets and liabilities at fair value through profit or loss	(12,212)	(203,087)	(466,328)	(50,176)	(62,216)	(877)
Other financial results, net	3,920	65,186	100,051	28,720	7,080	28,085
Consolidated Adjusted EBITDA (unaudited)	155,211	2,581,158	2,141,430	1,519,350	1,072,029	850,998
Consolidated Adjusted EBITDA Margin (unaudited)(1)	74%	74%	80%	79%	74%	77%

(1)        Consolidated Adjusted EBITDA margin is calculated as Consolidated Adjusted EBITDA, divided by income from sales, rents and services.
(2)
We have translated Peso amounts into U.S. dollars at the seller exchange rate as of June 30, 2017, quoted by the Banco de la Nación Argentina, which was Ps.16.63 per US$1.00. The average of the seller exchange rate for the fiscal year 2017, quoted by Banco de la Nación Argentina was Ps.15.4517. We make no representation that these Peso or U.S. dollar amounts actually represent, could have been or could be converted into U.S. dollars at the rates indicated, at any particular rate or at all. See “—Local Exchange Market and Exchange Rates.”

In addition, we present in this annual report Consolidated Net Operating Income or “Consolidated NOI” which we define as gross profit from operations minus (i) selling expenses plus (ii) net realized gain on changes in fair value of investment properties and plus (iii) depreciation and amortization. Consolidated NOI is a non-IFRS financial measure that does not have a standardized meaning prescribed by IFRS. We present Consolidated NOI because we believe it provides investors a supplemental measure of our financial performance that may facilitate period-to-period comparisons on a consistent basis. Our management also uses Consolidated NOI from time to time, among other measures, for internal planning and performance measurement purposes. Consolidated NOI should not be construed as an alternative to profit from operations, as an indicator of operating performance or as an alternative to cash flow provided by operating activities, in each case, as determined in accordance with IFRS. Consolidated NOI, as calculated by us, may not be comparable to similarly titled measures reported by other companies. The table below presents a reconciliation of profit from operations to Consolidated NOI for the periods indicated:

	For the fiscal years ended June 30,
	2017	2017	2016	2015	2014	2013
	(in thousands)
	(US$)(1)	(Ps.)
Gross profit for the year	186,252	3,097,376	2,398,296	1,740,058	1,268,054	1,009,197
Selling expenses	(14,223)	(236,528)	(162,221)	(117,683)	(76,854)	(60,826)
Net realized gain on changes in fair value of investment property	3,919	65,165	172,543	131,064	477	203
Depreciation and amortization	1,716	28,540	22,944	16,892	9,736	8,155
Consolidated NOI (unaudited)	177,664	2,954,553	2,431,562	1,770,331	1,201,413	956,729

(1) We have translated Peso amounts into U.S. dollars at the seller exchange rate as of June 30, 2017, quoted by the Banco de la Nación Argentina, which was Ps.16.63 per US$1.00. The average of the seller exchange rate for the fiscal year 2017, quoted by Banco de la Nación Argentina was Ps.15.4517. We make no representation that these Peso or U.S. dollar amounts actually represent, could have been or could be converted into U.S. dollars at the rates indicated, at any particular rate or at all. See “Local Exchange Market and Exchange Rates.”

We also present in this annual report Consolidated Net Debt, which we define as current borrowings plus (i) non-current borrowings minus (ii) cash and cash equivalents and (iii) current investments in financial assets. Consolidated Net Debt is a non-IFRS financial measure that does not have a standardized meaning prescribed by IFRS. We present Consolidated Net Debt because we believe it provides investors a supplemental measure of our financial performance that may facilitate period-to-period comparisons on a consistent basis. Our management also uses Consolidated Net Debt from time to time, among other measures, for internal planning and performance measurement purposes. Consolidated Net Debt should not be construed as an alternative to total debt, as determined in accordance with IFRS. Consolidated Net Debt, as calculated by us, may not be comparable to similarly titled measures reported by other companies. The table below presents a reconciliation of profit from operations to Consolidated Net Debt for the periods indicated:

	For the fiscal years ended June 30,
	2017	2017	2016	2015	2014	2013
	(in thousands)
	(US$) (1)				(Ps.)
Current borrowings	15,025	249,868	626,492	471,255	479,237	356,028
Non-current borrowings	355,870	5,918,119	5,266,576	3,322,488	1,046,102	834,814
Cash and cash equivalents	(108,692)	(1,807,544)	(33,049)	(303,499)	(116,706)	(223,385)
Current investments in financial assets	(70,971)	(1,180,249)	(1,772,323)	(292,320)	(216,071)	(169,174)
Consolidated Net Debt (unaudited)	191,232	3,180,194	4,087,696	3,197,924	1,192,562	798,283

(1)
We have translated Peso amounts into U.S. dollars at the seller exchange rate as of June 30, 2017, quoted by the Banco de la Nación Argentina, which was Ps.16.63 per US$1.00. The average of the seller exchange rate for the fiscal year 2017, quoted by Banco de la Nación Argentina was Ps.15.4517. We make no representation that these Peso or U.S. dollar amounts actually represent, could have been or could be converted into U.S. dollars at the rates indicated, at any particular rate or at all. See “—Local Exchange Market and Exchange Rates.”

We also present in this annual report Consolidated Adjusted Funds From Operations attributable to the controlling interest (or “Consolidated Adjusted FFO”), which we define as Total profit for the year or period plus (i) depreciation and amortization minus (ii) net gain from fair value adjustments of investment properties minus (iii) total financial results, net excluding Financial interest net (foreign exchange differences net, gain/loss from derivative financial instruments, fair value gains of financial assets and liabilities at fair value through profit or loss, Other financial results net), plus (iv) deferred income tax and minus (v) non-controlling interest.

Consolidated Adjusted FFO is a non-IFRS financial measure that does not have a standardized meaning prescribed by IFRS. Consolidated Adjusted FFO is not equivalent to our profit for the period as determined under IFRS. Our definition of Consolidated Adjusted FFO is not consistent and does not comply with the standards established by the White Paper on funds from operations (FFO) approved by the Board of Governors of the National Association of Real Estate Investment Trusts (“NAREIT”), as revised in February 2004, or the “White Paper.”

We present Consolidated Adjusted FFO because we believe it provides investors a supplemental measure of our financial performance that may facilitate period-to-period comparisons on a consistent basis. Our management also uses Consolidated Adjusted FFO from time to time, among other measures, for internal planning and performance measurement purposes. Consolidated Adjusted FFO should not be construed as an alternative to profit from operations, as an indicator of operating performance or as an alternative to cash flow provided by operating activities, in each case, as determined in accordance with IFRS. Consolidated Adjusted FFO, as calculated by us, may not be comparable to similarly titled measures reported by other companies. The table below presents a reconciliation of profit from operations to Consolidated Adjusted FFO for the periods indicated:

	For the fiscal years ended June 30,
	2017	2017	2016	2015	2014	2013
	(in thousands)
	(US$) (1)	(Ps.)
Total profit for the year	203,098	3,377,514	12,252,532	2,411,819	2,372,394	835,480
Net gain from fair value adjustments of investment properties	(188,419)	(3,133,413)	(17,092,403)	(2,690,556)	(2,803,023)	(560,106)
Depreciation and amortization	1,716	28,540	22,944	16,892	9,736	8,155
Foreign exchange differences, net	33,097	550,408	1,815,553	210,162	277,258	105,431
Derivative financial instruments	(4,877)	(81,105)	(1,248,374)	2,961	(12,514)	2,977
Fair value gains of financial assets and liabilities at fair value through profit or loss	(12,212)	(203,087)	(466,328)	(50,176)	(62,216)	(877)
Other financial results, net	3,920	65,186	100,051	28,720	7,080	28,085
Deferred income tax	66,088	1,099,051	6,055,674	946,573	1,027,057	203,491
Non-controlling interest	(7,038)	(117,038)	(431,252)	(131,428)	(99,560)	(13,443)
Consolidated Adjusted FFO (unaudited)	95,373	1,586,056	1,008,397	744,967	716,212	609,193

(1)
We have translated Peso amounts into U.S. dollars at the seller exchange rate as of June 30, 2017, quoted by the Banco de la Nación Argentina, which was Ps.16.63 per US$1.00. The average of the seller exchange rate for the fiscal year 2017, quoted by Banco de la Nación Argentina was Ps.15.4517. We make no representation that these Peso or U.S. dollar amounts actually represent, could have been or could be converted into U.S. dollars at the rates indicated, at any particular rate or at all. See “—Local Exchange Market and Exchange Rates.”

A.1. Local Exchange Market and Exchange Rates

In the period from 2001 to 2015, the Argentine government established a series of exchange control measures that restricted the free disposition of funds and the transfer of funds abroad. In 2011, these measures had significantly curtailed access to the MULC by both individuals and private sector entities. This made it necessary, among other things, to obtain prior approval from the Central Bank to enter into certain foreign exchange transactions such as payments relating to royalties, services or fees payable to related parties of Argentine companies outside Argentina.

With the change of government and political environment, in December 2015, one of the first measures taken by the Argentine government was to lift the main restrictions that limited access to individuals to the MULC. Through Communication “A” 5850 and later, as the local economy stabilized Communication “A” 6037, the Central Bank lifted the previous limitations and allowed unrestricted access to the foreign exchange market, subject to some requirements, as detailed below.

The following table shows the maximum, minimum, average and closing exchange rates for each applicable period to purchases of U.S. dollars.

	Maximum(1)(2)	Minimum(1)(3)	Average(1)(4)	At closing(1)
Fiscal year ended June 30, 2013	5.3680	4.5650	4.9339	5.3680
Fiscal year ended June 30, 2014	8.0830	5.4850	6.9333	8.0830
Fiscal year ended June 30, 2015	9.0380	8.1630	8.5748	9.0380
Fiscal year ended June 30, 2016	15.7500	9.1400	12.2769	14.9900
Fiscal year ended June 30, 2017	16.5800	14.5100	15.4017	16.5800
Month ended April 30, 2017	15.4400	15.1400	15.3058	15.3500
Month ended May 31, 2017	16.1350	15.2400	15.6679	16.0500
Month ended June 30, 2017	16.5800	15.8280	16.0728	16.5800
Month ended July 31, 2017	17.7400	16.7500	17.1430	17.5900
Month ended August 31, 2017	17.6730	17.0200	17.3728	17.2600
Month ended September 30, 2017	17.5300	16.9250	17.1888	17.2600
October (through October 9, 2017)	17.4100	17.3070	17.3662	17.4100

Source: Banco de la Nación Argentina

(1) Average between the offer exchange rate and the bid exchange rate according to Banco de la Nación Argentina’s foreign currency exchange rate.
(2) The maximum exchange rate appearing in the table was the highest end-of-month exchange rate in the year or shorter period, as indicated.
(3) The minimum exchange rate appearing in the table was the lowest end-of-month exchange rate in the year or shorter period, as indicated.
(4) Average exchange rates at the end of the month.

Exchange controls

Although most exchange control regulations were lifted on August 2016, some remain in place and we cannot give you any assurance that additional exchange control regulations will not be adopted in the future. Please see “—Risk Factors—Risks Relating to Argentina—Exchange controls, restrictions on transfers abroad and capital inflow restrictions may limit the availability of international credit.”

Exchange controls regulations currently in effect in Argentina include the following:

Registration requirements

All incoming and outgoing funds to and from the MULC and any foreign indebtedness (financial and commercial) are subject to registration requirements before the Central Bank for informative purposes, in accordance with Communication “A” 3602, as amended.

Corporate profits and dividends

Argentine companies may freely access the MULC for remittances abroad to pay earnings and dividends in so far as they arise from closed and fully audited balance sheets and have satisfied applicable certification requirements.

Restrictions on foreign indebtedness

Pursuant to Resolution E 1/2017 of the Ministerio de Hacienda and the Communication “A” 6150 of the Argentine Central Bank, it was deleted the obligation that required non-residents to perform portfolio investments in the country intended for the holding of private sector financial assets to maintain for a period of 120 days of permanence the funds in the country.

As of that resolution and the provisions of Communication “A” 6244 of the Argentine Central Bank, there are no restrictions on entry and exit in the MULC.

Restrictions on the purchase of foreign currency

Domestic individuals and companies

Communication “A” 5850 and AFIP Resolution No. 3821 modified and replaced the prior regimes related to, among others, the purchase of external assets by Argentine residents—domestic individuals and companies—for investment purposes and for travel, tourism and family assistance. The regime currently applicable is characterized by the following:

●
External assets may only be acquired by Argentine individuals, legal entities from the private sector incorporated in Argentina that are not authorized to trade on the foreign exchange market, assets (patrimonios), and other entities incorporated in Argentina and local government agencies.

●
Access to the local foreign exchange market without requiring prior Central Bank approval is allowed for an unlimited amount, for all of the following: real estate investments abroad, loans granted to non-Argentine residents, Argentine residents’ contributions of direct investments abroad, portfolio investment of Argentine individuals abroad, certain other investments abroad of Argentine residents, portfolio investments of Argentine legal entities abroad, purchase of foreign currency bills to be held in Argentina, donations complying certain conditions, as well as purchase of traveler checks.

●
In the case of foreign currency sales to Argentine residents for portfolio investments abroad, the transfer has to be made directly to the bank account of such Argentine resident, which must be located at foreign banks or financial institutions that regularly conduct investment banking activities, which are not incorporated in countries or territories considered not to be cooperative for purposes of fiscal transparency in terms of the provisions of Section 1 of the Decree No. 589/13 and its complementary provisions, or in countries or territories that do not apply the recommendations of the Financial Action Task Force, or “FATF.”

●
The proceeds of the sale of foreign currency by Argentine residents in the foreign exchange market for all the items can be credited in a checking or savings bank account in a local financial institution in the client’s name or withdrawn by cash.

●
Regarding the collection for services provided to non-Argentine residents and/or resulting from the sale of non-produced non-financial assets exempted from mandatory sale in the foreign exchange market.

Argentine residents that receive funds in foreign currency for the payment of services rendered to non-Argentine residents or for the sale of non-produced non-financial assets may receive those funds in a local foreign currency account without exchanging it for Argentine pesos in the foreign exchange market. Following Communications “A” 6011 and 6037 of the Central Bank foreign assets may be acquired for investment purposes by Argentine residents without limitations. In addition foreign currency may be purchased through a debit account or through an unlimited cash withdrawal without limits.

Non-residents

Communication “A” 6150 dated January 13, 2017 abolished all restrictions regarding prior approval from the Central Bank, minimum amounts, or minimum holding periods to repatriate portfolio investments or direct investments of non-residents.

Restrictions on exports, imports and services

Regarding exports, in 2016 the Central Bank relaxed certain rules related to the inflow and outflow of foreign currency collected abroad as a result of the collection of exports of goods, advance payments, and pre-export financings, establishing that the deadline to repatriate to Argentina the foreign currency is 10 years. The prior 10-business day period applicable for the transfer of funds collected abroad as a result of the collection of exports of goods, advance payments, and pre-export financings to a correspondent bank account of a local financial institution (cuenta de corresponsal’a) was eliminated in December 2015. In relation to the export of services, Communication “A” 6137 the Central Bank eliminated the obligation to repatriate to Argentina the foreign currency obtained.

Regarding imports, access to the foreign exchange market for the payment of imports with customs clearance date as of December 17, 2015 can be paid through the local foreign exchange market without any limit. AFIP Regulation No. 3252 published on January 5, 2012 which required importers to file affidavits was eliminated in December 2015 and the import monitoring system (Sistema Integral de Monitoreo de Importaciones, or “SIMI” was created, which established an obligation for importers to submit certain information electronically. Importers do not have to repatriate the goods within a specified period (previously this period was 365 calendar days from the date of access to the foreign exchange market).

Regarding the payment of services, the access to the foreign exchange market for payments of services rendered as from December 17, 2015 may be carried out without any limits and without the Central Bank’s prior authorization.

Direct investments

On March 4, 2005, the Central Bank issued Communication “A” 4305 that regulates the reporting system of direct investments and real estate investments carried out by non-residents in Argentina and by Argentine residents abroad, which had been implemented through Communication “A” 4237 dated November 10, 2004.

Direct investments in Argentina of non-Argentine residents

Non-Argentine residents must comply with the reporting regime if the value of their investments in Argentina is equivalent to more than US$500,000—measured in terms of the net worth of the company in which they participate or fiscal value of the real estate owned. If such value is less than US$500,000, compliance with such regime is optional. According to Communication “A” 4237, companies in which non-Argentine residents participate and administrators of real estate of non-Argentine residents must comply with the reporting regime.

Direct investments made abroad by Argentine residents

Investors who are Argentine residents must comply with the reporting regime if the value of their investments abroad is equivalent to more than US$1,000,000—measured in terms of net worth of the company in which they participate or the fiscal value of the real estate they own. If such value is less than the equivalent of US$5,000,000, the reporting obligation is annual rather than semi-annual. If such value is less than the equivalent of US$1,000,000, compliance with such regime is optional.

Future and forward operations

The Central Bank has significantly amended the foreign exchange regulations in derivatives by eliminating the restriction on the execution of cross-border derivative transactions. In August 2016, the Central Bank introduced new foreign exchange regulations on derivative transactions which allowed local residents from entering into derivative transactions with foreign residents. Moreover, the regulations now provide that Argentine residents may access the foreign exchange market to pay premiums, post collateral and make payments related to forwards, futures, options and other derivatives entered into in foreign exchanges or with non-resident counterparties.

The foreign exchange regulations now allow Argentine residents to enter into derivative transaction with foreign counterparties without the need for authorization of the Central Bank. They also allow them to purchase foreign currency to make payments under derivative transactions.

For further details regarding the exchange regulations applicable in Argentina, investors should consult their professional advisers and read the full text of the above cited rules on the website of the Ministry of Treasury and of the Central Bank.

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

Risks relating to Argentina

As of the date of this annual report, all of our operations, property and customers are located in Argentina. As a result, the quality of our assets, our financial condition and the results of our operations are dependent upon the macroeconomic, regulatory, social and political conditions prevailing in Argentina from time to time. These conditions include growth rates, inflation rates, exchange rates, taxes, foreign exchange controls, changes to interest rates, changes to government policies, social instability, and other political, economic or international developments either taking place in, or otherwise affecting, Argentina.

Economic and political instability in Argentina may adversely and materially affect our business, results of operations and financial condition.

The Argentine economy has experienced significant volatility in recent decades, characterized by periods of low or negative growth, high levels of inflation and currency depreciation, and may experience further volatility in the future.

During 2001 and 2002, Argentina went through a period of severe political, economic and social crisis. Among other consequences, the crisis resulted in Argentina defaulting on its foreign debt obligations, introducing emergency measures and numerous changes in economic policies that adversely affected most sectors of the economy, particularly utilities, financial institutions, and industrial companies. The Argentine Peso also was subjected to significant real devaluation and depreciation, which resulted in many Argentine private sector debtors with foreign currency exposure to default on their outstanding debt. Following that crisis, Argentine GDP grew 8.9% in 2005, 8.0% in 2006 and 9.0% in 2007. During 2008 and 2009, however, the Argentine economy suffered a slowdown attributed to local and external factors, including an extended drought affecting agricultural activities, and the effects of the global economic crisis. Real GDP growth recovered in 2010 and 2011 to 10.1% and 6.0%, respectively. However, GDP contracted 1.0% in 2012 and then grew by 2.4% in 2013. In 2014, economic again contracted by 2.5%. The Argentine economy has remained under pressure in recent years with GDP expanding 2.6% in 2015 and contracting 2.3% in 2016 according to data reported by the National Institute of Statistics (Instituto Nacional de Estadisticas y Censos), or “INDEC.”

Presidential and Congressional elections in Argentina were held on October 25, 2015, and a runoff election between the two leading Presidential candidates was held on November 22, 2015, which resulted in Mr. Mauricio Macri being elected President of Argentina. The Macri administration assumed office on December 10, 2015. Since taking office, the new administration has announced a policy agenda aimed at adopting measures that are market friendly and designed to ensure long-term macroeconomic performance including reducing the fiscal deficit, eliminating restrictions on capital flows and access to the exchange rate market, correcting energy and transport prices and obtaining financing through the capital markets.

The Macri administration has adopted the following key economic and policy reforms.

●
INDEC reforms. President Macri appointed Mr. Jorge Todesca, previously a director of a private consulting firm, as head of the INDEC. On January 8, 2016, the Argentine government declared a state of administrative emergency relating to the national statistical system and the INDEC, until December 31, 2016. During 2016, the INDEC implemented certain methodological reforms and adjusted certain macroeconomic statistics on the basis of these reforms. Following the declared emergency, the INDEC ceased publishing statistical data until a rearrangement of its technical and administrative structure is finalized. During the course of implementing these reforms, however, INDEC has used official Consumer Price Index, or “CPI,” figures and other statistical information published by the Province of San Luis and the City of Buenos Aires. On June 29, 2016, the INDEC published revised GDP data for the years 2004 through 2015. On August 31, 2016, the IMF Executive Board met to consider the progress made by Argentina in improving the quality of official GDP and CPI data and noted the important progress made in strengthening the accuracy of Argentina’s statistics. On November 10, 2016, the IMF lifted the existing censure on Argentina regarding these data.

●
Agreement with holdout creditors. The Argentine government has reached agreements with substantially all of the holdout bondholders who had not previously participated in Argentina’s sovereign debt restructurings (in terms of claims) and regained access to the international capital markets, issuing several new series of sovereign bonds since President Macri took office.

●
Foreign exchange reforms. In addition, the Macri administration eliminated a significant portion of foreign exchange restrictions, including certain currency controls, that were imposed under the Kirchner administration. On August 9, 2016, the Central Bank issued Communication “A” 6037 which substantially changed the existing legal framework and eliminated certain restrictions limiting access to the foreign exchange market Mercado Único y Libre de Cambios, or “MULC.” The principal measures adopted as of the date of this annual report include:

i.
the reestablishment of Argentine residents’ rights to purchase and remit foreign currency outside of Argentina without limit and without specific allocation (atesoramiento);

ii.
the elimination of the mandatory, non-transferable and non-interest bearing deposit previously required in connection with certain transactions involving foreign currency inflows by reducing the amount of the deposits from 30% to 0%;

iii.
the elimination of the requirement to transfer and settle the proceeds from new foreign financial indebtedness incurred by the foreign financial sector, the non-financial private sector and local governments through the MULC; and

iv.
the elimination of the requirement that proceeds from debt issuances abroad must be maintained undistributed for a minimum of 365 calendar days.

●
Foreign trade reforms. The Kirchner and Fernández de Kirchner administrations imposed export duties and other restrictions on several sectors, particularly the agricultural sector. The Macri administration eliminated export duties on wheat, corn, beef and regional products, and reduced the duty on soybeans by 5% to 30%. Further, the 5% export duty on most industrial exports was eliminated. With respect to payments for imports of goods and services, the Macri administration announced the gradual elimination of restrictions on access to the MULC for any transactions originated before December 17, 2015. Regarding transactions executed after December 17, 2015, no quantitative limitations apply.

●
National electricity state of emergency and reforms. Following years of very limited investment in the energy sector, as well as the continued freeze on electricity and natural gas tariffs since the 2001-2002 economic crisis, Argentina began to experience energy shortages in 2011. In response to the growing energy crisis, the Macri administration declared a state of emergency with respect to the national electricity system, which will remain in effect until December 31, 2017. The state of emergency enables the Government to take actions designed to ensure the supply of electricity to the country, such as instructing the Ministry of Energy and Mining to design and implement, with the cooperation of all federal public entities, a coordinated program to guarantee the quality and security of the electrical grid. In addition, through Resolution No. 6/2016 of the Ministry of Energy and Mining and Resolution No. 1/2016 of the National Electricity Regulatory Agency (Ente Nacional Regulador de la Electricidad), the Macri administration announced the elimination of a portion of energy subsidies currently in effect and a substantial increase in electricity rates. As a result, average electricity prices have already increased and could increase further. By correcting tariffs, modifying the regulatory framework and reducing the Government’s involvement in the sector, the Macri administration aims to correct distortions in the energy sector and stimulate investment. However, certain of the Government’s initiatives have been challenged in the Argentine courts and resulted in judicial injunctions or rulings limiting the Government’s initiatives.

●
Tariff increases. With the aim of encouraging companies to invest and improve the services they offer and enabling the Government to assist those in need, the Macri administration has begun updating the tariffs for electricity, transportation, gas and water services. Each of the announced tariff increases contemplates a tarifa social (social tariff), which is designed to provide support to vulnerable groups, including beneficiaries of social programs, retirees and pensioners who receive up to two minimum pensions, workers who receive up to two minimum salaries, individuals with disabilities, individuals registered in the Monotributo Social program, domestic workers and individuals receiving unemployment insurance. On August 18, 2016, the Supreme Court of Argentina in “Centro de Estudios para la Promoción de la Igualdad y la Solidaridad versus Ministry of Energy and Mining,” upheld lower court injunctions suspending the proposed increases in gas tariffs and instructed the Ministry of Energy and Mining to conduct a non-binding public hearing prior to sanctioning any such increases. The public hearings were held on September 16, 2016. Pursuant to the holding by the Supreme Court, the Gas Regulatory Entity, or “Enargas,” issued Resolution No. 3960 and 3961 ordering the reestablishment of the prior tariff scheme as of March 31, 2016, and implemented an installment regime for the payment of overdue bills.

●
Tax Amnesty Law. In July 2016, the Régimen de Sinceramiento Fiscal, or “Tax Amnesty Law,” was introduced to promote the voluntary declaration of assets by Argentine residents. The Tax Amnesty Law allows Argentine tax residents holding undeclared funds or assets located in Argentina or abroad to (i) declare such property until March 31, 2017 without facing prosecution for tax evasion or being required to pay past-due tax liabilities on the assets, if they could provide evidence that the assets were held by certain specified cut-off dates, and (ii) keep the declared property outside Argentina and not repatriate such property to Argentina. With respect to cash that was not deposited in bank accounts by the specified cut-off dates, such amounts had to be disclosed and deposited by October 31, 2016 in special accounts opened at Argentine financial entities. Depending on the amount declared, how soon it is declared, the election to subscribe for certain investment securities and the payment method used, those who took advantage of the Tax Amnesty Law would pay a special tax of between 0 and 15% on the total amount declared. Alternatively, they could invest an equivalent amount in Argentine government bonds or a fund that would finance, among other things, public infrastructure projects and small to medium-sized businesses in general. Taxpayers may elect to subscribe for certain investment securities and reduce the tax rates payable upon disclosure of previously undisclosed assets. On April 4, 2017, the Finance Minister of Argentina announced that, as a result, US$116,800 million undeclared assets were declared.

●
Retiree Programs. On June 29, 2016, Congress passed a bill approving the Ley de Reparación Histórica a los Jubilados (Historical Reparations Program for Retirees and Pensioners), which took effect upon its publication in the official gazette. The main aspects of this program, which is designed to conform government social security policies to Supreme Court rulings, include (i) payments to more than two million retirees and the retroactive compensation of more than 300,000 retirees and (ii) the creation of a pensión universal (universal pension) for the elderly, which guarantees an income for all individuals over 65 years of age who are otherwise ineligible for retirement. The Historical Reparations Program for Retirees and Pensioners will give retroactive compensation to retirees in an aggregate amount of more than Ps.47.0 billion and involve expenses of up to Ps.75.0 billion to cover all potential beneficiaries.

●
Fiscal policy: The Macri administration reduced the primary fiscal deficit by approximately 1.8% of GDP in December 2015 through a series of tax and other measures, and pursued a primary fiscal deficit target of 4.8% of GDP in 2016 through the elimination of subsidies and the reorganization of certain expenditures. However, the primary fiscal deficit for October 2016 increased 183% compared to the comparable period in 2015, while the aggregated primary fiscal deficit as of January 2016 represented a 69% increase compared to the same period of 2015, reaching 4.6% of GDP. The Macri administration’s ultimate aim is to achieve a balanced primary budget by 2019. On February 22, 2017, Finance Minister Nicolas Dujovne announced fiscal targets for the period 2017-2019, ratifying the target set in the 2017 budget—which established a primary deficit of 4.2% of GDP for 2017—and announcing a deficit target of 3.2% for 2018 and 2.2% for 2019. It also announced quarterly targets as a percentage of GDP for 2017, of 0.6% for the first quarter; 2.0% for the second, 3.2% for the third and 4.2% for the last one. Targets for the first and second quarters have been met.

●
Correction of monetary imbalances: The Macri administration announced the adoption of an inflation targeting regime in parallel with the floating exchange rate regime and set inflation targets for the next four years. The Central Bank has increased the use of stabilization policies to reduce excess monetary imbalances and reduced Peso interest rates to offset inflationary pressure.

While some of the measures adopted have led to higher inflation, there has been an increase in the demand for pesos and a recovery of credit points toward a gradual normalization of macroeconomic conditions. To this end, access to external financing may have a positive effect, by significantly reducing the monetization of the fiscal deficit without requiring an abrupt fiscal adjustment that would put economic growth under pressure. Simultaneously, the inflow of foreign capital would generate a greater supply of foreign exchange in the MULC limiting the depreciation of the Argentine peso and its direct impact on inflation. This, in turn, would increase the demand for real balances in pesos, allowing for a reduction in interest rates and further revival of credit demand and economic activity.

As of the date of this annual report, the impact that the measures taken by the Macri administration will have on the Argentine economy as a whole and the real-estate sector in particular cannot be predicted. In addition, opposition political parties retained a majority of the seats in the Argentine Congress in the recent elections, which has required the Macri administration to seek political support from these parties to implement its proposals creating additional uncertainty regarding the ability of the Macri administration to effectively implement elements of its policy agenda.

Higher rates of inflation, any decline in GDP growth rates and/or other future economic, social and political developments in Argentina, a lack of stability and competitiveness of the Peso against other currencies, and a decline in confidence among consumers and foreign and domestic investors, among other factors, may materially adversely affect the development of the Argentine economy which could adversely affect our financial condition or results of operations.

There were concerns about the accuracy of Argentina’s official inflation statistics.

In January 2007, the INDEC changed the methodology used to calculate the CPI. At the same time that the INDEC adopted this change in methodology the Argentine government also replaced several key officers at the INDEC, prompting complaints of governmental interference from the technical staff at the INDEC. In addition, during this period the IMF requested a number of times that INDEC clarify its methodology for measuring inflation rates.

On November 23, 2010, the Argentine government began consulting with the IMF for technical assistance in order to prepare new national CPI data with the aim of modernizing the existing statistical system. During the first quarter of 2011, a team from the IMF started collaborating with the INDEC in order to create such index. Notwithstanding these efforts, reports subsequently published by the IMF stated that its staff also used alternative measures of inflation for macroeconomic surveillance, including data produced by private sources, and such measures have shown inflation rates that are considerably higher than those published by the INDEC since 2007. Consequently, the IMF called on Argentina to adopt measures to improve the quality of data used by the INDEC. At a meeting held on February 1, 2013, the Executive Board of the IMF emphasized that the progress in implementing remedial measures since September 2012 had been insufficient. As a result, the IMF issued a declaration of censure against Argentina in connection with the breach of its related obligations to the IMF and called on Argentina to adopt remedial measures to address the inaccuracy of inflation and GDP data promptly.

In order to address the quality of official data, a new consumer price index denominated Urban National Consumers Price Index (Índice de Precios al Consumidor Nacional Urbano), or the “IPCNu,” was enacted on February 13, 2014. Inflation measured by the IPCNu was 23.9% for 2014, 29.2% for 2015 and 33.7% for 2016. The IPCNu represents the first national indicator in Argentina to measure changes in prices of household goods for final consumption. While the previous price index only measured inflation in the Greater Buenos Aires area, the IPCNu is calculated by measuring prices of goods across the entire urban population of the 23 provinces of Argentina and the City of Buenos Aires. On December 15, 2014, the IMF recognized the progress of Argentine authorities to remedy the inaccurate provision of data, but has delayed the definitive evaluation of the new index.

On January 8, 2016, as a result of the INDEC’s historical inability to produce reliable statistical data, the Macri administration issued an emergency decree and ceased publication of national statistics. The INDEC suspended all publications of statistical data until the technical reorganization process was completed and the administrative structure of the INDEC was recomposed. Following this process of reorganization and recovery, the INDEC began to gradually publish official data. On June 2016, INDEC restarted the publication of indexes and reported that for May, June, July, August, September, October, November and December of 2016, the monthly increase of the CPI was 4.2%, 3.1%, 2.0%, 0.2%, 1.1%, 2.4%, 1.6% and 1.2%, respectively. In addition, the INDEC recalculated historical GDP data dating back to 2014, and GDP growth measures were revised to growth of 2.3% in 2013, contraction of 2.1% in 2014, growth of 2.4% in 2015 and contraction of 2.1% in 2016. GDP as reported by INDEC for the fourth quarter of 2016 grew 0.5% compared to the comparable quarter of 2015, in the seasonally adjusted measurement.

The Budget Law for fiscal year 2017 includes targets for CPI variation between 17% and 12% for 2017, between 8% and 12% for 2018 and between 3.5% and 6.5% for 2019. On November 9, 2016, the IMF, after analyzing Argentina’s progress in improving quality of official data on the CPI, decided to lift the “censure motion” that was imposed in 2013, concluding that the CPI of Argentina is now in compliance with international standards. However, we cannot assure you that such inaccuracy in relation with the economic indicators will not occur again in the future and, consequently, this circumstance may have an adverse effect on the Argentine economy and on our financial results. If despite the changes introduced in the INDEC by the new government, there are still differences between the figures published by the INDEC and those recorded by private consultants, there could be a significant decrease in confidence in the Argentine economy, which could have an impact on our results of operations and financial condition.

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

According to data published by the INDEC, the rate of inflation reached 10.9% in 2010, 9.5% in 2011, 10.8% in 2012, 10.9% in 2013, 23.9% in 2014 and 26.9% in 2015. In November 2015, the INDEC suspended the publication of the CPI. After implementing certain methodological reforms and adjusting certain macroeconomic statistics on the basis of these reforms, in June 2016 the INDEC resumed its publications of the CPI. According to the INDEC, the rate of inflation was 4.2%, 3.1%, 2.0%, 0.2%, 1.1%, 2.4%, 1.6% and 1.2% in May, June, July, August, September, October, November and December 2016, respectively. At the beginning of 2017, the inflation statistics started to show a stable deceleration trend in its rates accordingly with the new inflation targeting policies of the Central Bank. The inflation rates published by the INDEC for January, February, March, April, May, June, July and August 2017 were 1.3%, 2.5%, 2.4%, 2.6%, 1.3%, 1.2%, 1.7%, and 1.4%, respectively.

An inflationary environment would undermine Argentina’s foreign competitiveness by diluting the effects of a peso devaluation, negatively impact the level of economic activity and employment and undermine confidence in Argentina’s banking system, which could further limit the availability of domestic and international credit. In addition, a portion of the Argentine debt is adjusted by the Stabilization Coefficient (Coeficiente de Estabilización de Referencia), or “CER,” a currency index, that is strongly related to inflation. Therefore, any significant increase in inflation would cause an increase in the principal amount of sovereign external debt and consequently in Argentina’s financial obligations, which could negatively affect the Argentine economy. A high level of uncertainty and a general lack of stability in terms of inflation could also lead to shortened contractual terms and affect the ability to plan and make investment decisions.

Inflation remains a challenge for Argentina. The Macri administration has set goals to reduce the primary fiscal deficit as a percentage of GDP over time and also reduce the Argentine government’s reliance on Central Bank financing. If despite these measures the Macri administration is unable to address Argentina’s structural inflationary imbalances, the prevailing high rates of inflation may continue, which would have an adverse effect on Argentina’s economy that could lead to an increase in the principal amount of Argentina’s debt outstanding as measured in Pesos. Moreover, certain objectives of the Macri administration, such as the increase in tariffs to incentivize investment in the energy sector, may result in higher rates of inflation. Inflation in Argentina has contributed to a material increase in our costs of operations, in particular labor costs, and has negatively impacted our financial condition and results of operations.

Inflation rates could increase further in the future, and there is uncertainty regarding the effects and effectiveness of the measures adopted, or that may be adopted in the future, by the Argentine government to control inflation. Public speculation about possible additional actions have also contributed significantly to economic uncertainty and heightened the volatility of the economy. If inflation remains high or continues to rise, Argentina’s economy may be negatively impacted and our results of operations could be materially affected.

Significant fluctuations in the value of the Peso may adversely affect the Argentine economy as well as our financial performance.

Since the strengthening of exchange controls began in late 2011 and after measures were introduced to limit access to foreign currency by private companies and individuals (such as requiring an authorization from tax authorities to access the foreign currency exchange market), the implied exchange rate, as reflected in the quotations for Argentine securities that traded on foreign securities markets compared to the corresponding quotations in the local market, had increased significantly over the official exchange rate. These measures were mostly lifted on December 16, 2015. Any reenactment of these measures may prevent or limit us from offsetting the risk derived from our exposure to the U.S. dollar and, if so, we cannot predict the impact of these changes on our financial condition and results of operations.

After several years of moderate variations in the nominal exchange rate, in 2012 the peso depreciated approximately 14.3% against the U.S. dollar. This was followed in 2013 and 2014 by a 32.5% depreciation of the peso against the U.S. dollar in 2013 and 30.3% in 2014, including a loss of approximately 21.6% in January 2014 alone. In 2015, the Peso depreciated 52.7% against the dollar with a 33% depreciation in the last weeks of December 2015. In 2016 the Peso depreciated a further 20.5% against the dollar. During the first quarter of 2017 the exchange rate has remained stable, mainly as a consequence of the Tax Amnesty Law and its effects on the foreign currency market.

From time to time the Central Bank may intervene in the foreign exchange market in order to stabilize the exchange rate of the peso. Additional volatility, appreciation or depreciation of the peso, or reduction of the Central Bank’s foreign currency reserves as a result of currency intervention, could adversely affect the Argentine economy and our ability to service our obligations as they become due.

If the Peso continues to depreciate, the Argentine economy may be negatively affected with adverse consequences on our business and financial condition. Particularly as a result of our exposure to liabilities denominated in U.S. dollars. While certain of our office leases are set in U.S. dollars, we are only partially protected against depreciation of the Peso and there can be no assurance we will be able to maintain our U.S. dollar-denominated leases.

On the other hand, a substantial appreciation of the Peso against the U.S. dollar also presents risks for the Argentine economy. The appreciation of the Peso against the U.S. dollar negatively impacts the financial condition of entities whose foreign currency denominated assets exceed their foreign currency-denominated liabilities. In addition, in the short term, a significant real appreciation of the Peso would adversely affect exports. This could have a negative effect on economic growth and employment as well as reduce the revenues of the Argentine public sector by reducing tax collection in real terms, given its current heavy reliance on taxes on exports.

Certain measures that may be taken by the Argentine government may adversely affect the Argentine economy and, as a result, our business and results of operations.

In the past, the Argentine government has increased its intervention in the economy through the implementation or change of laws and regulations; nationalizations and expropriations; restrictions on production, imports and exports; exchange and/or transfer restrictions; direct and indirect price controls; tax increases, changes in the interpretation or application of tax laws and other retroactive tax claims or challenges; cancellation of contract rights; or delays or denials of governmental approvals.

In November 2008, the Argentine government enacted Law No. 26,425 which provided for the nationalization of the Administradoras de Fondos de Jubilaciones y Pensiones. Beginning in April 2012, the Argentine government moved to nationalize YPF S.A., or “YPF,” and imposed major changes to the system under which oil companies operate, principally through the enactment of Law No. 26,741 and Decree No. 1277/2012. In February 2014, the Argentine government and Repsol S.A., or “Repsol,” announced that they had reached an agreement on the terms of the compensation payable to Repsol, as the former principal shareholder of YPF for the expropriation of Repsol’s YPF shares. Such compensation totaled US$5 billion, payable by delivery of Argentine sovereign bonds with various maturities. On April 23, 2014, the agreement with Repsol was approved by the Argentine Congress and the matter was resolved on May 8, 2014.

Additionally, on December 19, 2012, the Argentine government issued Decree No. 2,552/12, which ordered the expropriation of the Predio Rural de Palermo. On January 4, 2013, the Federal Civil and Commercial Chamber granted an injunction that blocked the enforceability of such Decree. However, on June 1, 2015, the injunction was removed. This decision was appealed and the injunction was reinstated. The Argentine government lost an appeal to have the injunction revoked. The government filed a request for dismissal in April 2016. The court granted registration of the matter and ordered a formal notification to plaintiff Sociedad Rural Argentina, which filed its response in November 2016. As of the date of this annual report, the proceedings are still pending before the Federal Civil and Commercial Courts No. 8, Secretariat No. 15 of the City of Buenos Aires. The expropriation of this development without fair compensation may affect our interest in Entertainment Holding S.A., or “EHSA,” a joint venture and the entity that owns the property.

Furthermore, on May 18, 2015, we were notified that the Agencia de Administración de Bienes del Estado, or “AABE,” revoked the concession agreement granted to our subsidiary Arcos del Gourmet S.A., through Resolution No. 170/2014. On June 2, 2015, we filed before the AABE a request to declare the notification void, as certain formal proceedings required under Argentine law were not complied with by the AABE. Furthermore, we filed an administrative appeal requesting the dismissal of the revocation of the concession agreement and a lawsuit seeking to declare Resolution No. 170/2014 void. We also filed a lawsuit in order to judicially pay the monthly rental fees of the property. As of the date of this annual report, the “Distrito Arcos” shopping mall continues to operate normally.

Other examples of government intervention by the prior administration, include regulations relating to domestic capital markets approved by the Argentine Congress in December 2012 and August 2013. These regulations generally provide for increased intervention in the capital markets by the government, authorizing, for example, the CNV to appoint observers with authority to veto the decisions of the board of directors of publicly-listed companies under certain circumstances and suspend the board of directors for a period of up to 180 days. Nevertheless, since November 2016 the government has been working on an amendment to the Capital Markets Law No. 26,831, or the “Capital Markets Law” which, if approved, will eliminate CNV’s authorization to appoint the aforementioned observers.

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

The Argentine government may order that salary increases be paid to employees in the private sector, which would increase our operating costs.

In the past, the Argentine government has passed laws, regulations and decrees requiring companies in the private sector to maintain minimum wage levels and provide specified benefits to employees and may do so again in the future. In the aftermath of the Argentine economic crisis, employers both in the public and private sectors experienced significant pressure from their employees and labor organizations to increase wages and to provide additional employee benefits. Since July 2017 the minimum monthly salary of employees to is Ps.8,860. Due to persistent high rates of inflation, employers in both the public and private sectors continue to experience significant pressure from unions and their employees to increase minimum salaries.

In the future, the government could take new measures requiring salary increases or additional benefits for workers, and the labor force and labor unions may apply pressure for such measures. As of the date of this annual report, the government and labor representatives were engaged in negotiations to set national guidelines for salary increases during 2017. Any such increase in wage or worker benefit could result in added costs and adversely affect the results of operations of Argentine companies, including us.

Property values in Argentina could decline significantly.

Property values are influenced by multiple factors that are beyond our control, such as a decrease in the demand for real estate properties due to a deterioration of macroeconomic conditions or an increase in supply of real estate properties that could adversely affect the value of real estate properties. We cannot assure you that property values will increase or that they will not be reduced. All of the properties we own are located in Argentina. As a result, a reduction in the value of properties in Argentina could materially affect our business and our financial statements due to the valuation of our investment properties at fair market value.

Restrictions on transfers of foreign currency and the repatriation of capital from Argentina may impair our ability to pay dividends and distributions.

According to Argentine practices, the Argentine government may impose restrictions on the exchange of Argentine currency into foreign currencies and on the remittance to foreign investors of proceeds from investments in Argentina in circumstances where a serious imbalance develops in Argentina’s balance of payments or where there are reasons to foresee such an imbalance. Beginning in December 2001, the Argentine government implemented a number of monetary and foreign exchange control measures that included restrictions on the free disposition of funds deposited with banks and on the transfer of funds abroad without prior approval by the Central Bank. With the administration of President Macri, many of the former restrictions were lifted.

On January 7, 2003, the Central Bank issued communication “A” 3859, as amended, which is still in force and pursuant to which there are no limitations on companies’ ability to purchase foreign currency and transfer it outside Argentina to pay dividends, provided that those dividends arise from net earnings corresponding to approved and audited financial statements. The transfer of funds abroad by local companies to pay annual dividends only to foreign shareholders, based on approved and fully audited financial statements, does not require formal approval by the Central Bank.

Notwithstanding the above, for many years, and as a consequence of a decrease in availability of U.S. dollars in Argentina, the previous Argentine government imposed informal restrictions on certain local companies and individuals for purchasing foreign currency. These restrictions on foreign currency purchases started in October 2011 and tightened thereafter. As a result of these informal restrictions, local residents and companies were prevented from purchasing foreign currency through the MULC for the purpose of making payments abroad, such as dividends, capital reductions, and payment for imports of goods and services.

Such restrictions and other foreign exchange control measures were lifted by the new administration, moving towards opening Argentina’s foreign exchange market. In this sense, on December 17, 2015, Communication “A” 5850 of the Central Bank reestablished the possibility for non-residents to repatriate their investment capital and, recently, Communication “A” 6037 of the Central Bank defined the new regulations that apply to the acquisition of foreign currency and the elimination of all other restrictions that impair residents and non-residents to have access to the foreign exchange market. However, in the future, the Argentine government or the Central Bank may impose formal restrictions to the payment of dividends abroad, on capital transfers and establish additional requirements. Such measures may negatively affect Argentina’s international competitiveness, discouraging foreign investments and lending by foreign investors or increasing foreign capital outflow which could have an adverse effect on economic activity in Argentina, and which in turn could adversely affect our business and results of operations. Furthermore, any restrictions on transferring funds abroad imposed by the government could undermine our ability to pay dividends on our ADSs in U.S. dollars.

Exchange controls, restrictions on transfers abroad and capital inflow restrictions may limit the availability of international credit.

Until December 2015, many foreign exchange restrictions and controls had limited the access to the exchange market. On December 16, 2015, the new authorities issued Communication “A” 5850 of the Central Bank, lifting most of the restrictions then in place. Among these measures, free access to the exchange market was granted for the purchase of foreign currency intended for general purposes, without requiring prior approval of the Central Bank or the Federal Administration of Public Revenues (Administración Federal de Ingresos Públicos), or “AFIP,” and the requirement to deposit 30% of certain capital inflows into Argentina was eliminated. Towards the end of 2016, the remaining exchange control restrictions were also lifted by the Central Bankˊs Communication A 6037 and “A” 6150, so to date there is free access to the exchange market.

Notwithstanding recent measures adopted by the Macri administration, in the future the Argentine government could impose further exchange controls or restrictions on the movement of capital and/or take other measures in response to capital flight or a significant depreciation of the peso, which could limit our ability to access the international capital markets. Such measures could lead to political and social tensions and undermine the Argentine government’s public finances, as has occurred in the past, which could adversely affect Argentina’s economy and prospects for economic growth. For more information, see “Item 3.Key Information—Local Exchange Market and Exchange Rates.”

The Argentine economy could be adversely affected by political and economic developments in other global markets.

Argentina’s economy is vulnerable to external shocks that could be caused by adverse developments affecting its principal trading partners. A significant decline in the economic growth of any of Argentina’s major trading partners (including Brazil, the European Union, China and the United States) could have a material adverse impact on Argentina’s balance of trade and adversely affect Argentina’s economic growth. In 2016, there were declines in exports of 4.5% with Chile, 14.3% with MERCOSUR (Brazil) and 13.5% with China. On the other hand, exports increased 15.6% with NAFTA (the United States, Mexico and Canada), 3.6% with the European Union and 26.7% with Asian countries each as compared to 2015. Declining demand for Argentine exports could have a material adverse effect on Argentina’s economic growth. For example, the recent significant depreciation of the Brazilian and Chinese currencies and the current slowdown of their respective economies may negatively affect the Argentine economy. Moreover, the political and social instability in Brazil, which includes the recent removal of the President Dilma Rousseff from office following an impeachment vote in the Senate, and the uncertainties arising therefrom and the contraction of Brazil’s economy, may have an adverse impact on Argentine’s economy.

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

In addition, emerging market economies have been affected by the recent change in the U.S. monetary policy, resulting in the unwinding of investments and increased volatility in the value of their currencies. If interest rates rise significantly in developed economies, including the United States, emerging market economies, including Argentina, could find it more difficult and expensive to borrow capital and refinance existing debt, which would negatively affect their economic growth. There is also global uncertainty about the degree of economic recovery in the United States. Moreover, the recent challenges faced by the European Union to stabilize certain of its member economies, such as Greece, have had and may continue to have international implications affecting the stability of global financial markets, which has hindered economies worldwide.

The effects of the United Kingdom’s vote to exit from the European Union and its impact on economic conditions in Latin America and Argentina and, particularly, on our business, financial condition, results of operations, prospects and trading of our notes are uncertain.

On June 23, 2016, the United Kingdom voted in favor of the United Kingdom exiting the European Union, or “Brexit.” The possible negative consequences of Brexit include an economic crisis in the United Kingdom, a short-term recession and a decrease of investments in public services and foreign investments. The greatest impact of Brexit may be on the United Kingdom, however the impact may also be significant to other members states. As of the date of this annual report, the actions that the United Kingdom will take to effectively exit from the European Union or the length of such process are uncertain. Brexit has caused, and is anticipated to continue causing, volatility in the financial markets, which may adversely affect business activity and economic and market conditions in the United Kingdom, the Eurozone and globally, and could contribute to instability in global financial and foreign exchange markets. All these effects could in turn have a material adverse effect on our business, financial condition and results of operations.

A decline in the international prices for Argentina’s main commodity exports could have an adverse effect on Argentina’s economic growth and on our business.

In December 2015, the Argentine administration announced a plan to gradually reduce the exports tax payable on certain agricultural products. Export taxes on soy products and wheat, maize, sorghum and sunflower have since been eliminated in an attempt to increase agricultural production. However, this reliance on the export of certain commodities, such as soy, has made the Argentine economy more vulnerable to fluctuations in their prices. If international commodity prices decline, the Argentine government’s revenues would decrease significantly affecting Argentina’s economic activity. Accordingly, a decline in international commodity prices could adversely affect Argentina’s economy, which in turn would produce a negative impact on our financial condition and results of operations.

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

As a result of prolonged recession, and the forced conversion into Pesos and subsequent freeze of natural gas and electricity tariffs in Argentina, there has been a lack of investment in natural gas and electricity supply and transport capacity in Argentina in recent years. At the same time, domestic demand for natural gas and electricity has increased substantially, driven by a recovery in economic conditions and the implementation of price constraints, which has prompted the government to adopt a series of measures that have resulted in industry shortages and/or costs increase. In particular, Argentina has been importing natural gas in order to compensate for shortages in local production. In order to pay for natural gas imports, the Argentine government has frequently used the Central Bank reserves due to the absence of incoming currencies from investment. If the government is unable to pay for the natural gas imported in order to produce electricity, business and industries may be adversely affected.

The Argentine government has been taking a number of measures to alleviate the short-term impact of energy shortages on residential and industrial users. If these measures prove to be insufficient, or if the investment that is required to increase natural gas production, transportation capacity and energy generation over the medium and long-term fails to materialize on a timely basis, economic activity in Argentina could be curtailed which may have a significant adverse effect on our business.

As a first step of these measures, subsidies on energy tariffs were withdrawn from industries and high income consumers. Additionally, since 2011, a series of rate increases and the reduction of subsidies mainly among industries and high-income consumers were implemented. On December 17, 2015 and after the publication of Decree No. 134/2015, the new government declared the National Electricity System Emergency until December 31, 2017, and ordered the Energy and Mining Ministry to prepare and propose measures and guarantee the electrical supply in suitable technical conditions. Within this context, and by the Energy and Mining Ministry Resolution No. 06/2016 of January 2016, the new seasonal reference prices for power and energy in the “Mercado Electrónico Mayorista” were issued for the period from February 1, 2016 and April 30, 2016. The objective of the aforementioned resolution was to adjust the quality and security of electricity supply and ensure the provision of public electricity services under technical and economically appropriate conditions.

In February 2016, the Argentine government revised the tariff schedule for electricity and gas rates and eliminated the subsidies for these utilities that would have resulted in increases in energy costs of 500% or more, except for tariffs for certain lower income consumers. By correcting tariffs, modifying the regulatory framework and reducing the federal government’s involvement in the energy sector, the Macri administration aims to correct distortions in the energy sector and stimulate necessary investment. In July 2016, a federal court in the city of La Plata suspended the increase in gas tariffs across the Province of Buenos Aires. In addition, on August 3, 2016, a federal court in San Mart’n suspended the increase in gas tariffs across the country until a public hearing to discuss the electricity tariff increase was held. The case was appealed, and heard by, the Supreme Court on August 18, 2016, which court agreed that the gas tariff increases to residential customers could not be imposed without public hearings. A public hearing was held on September 16, 2016, where it was agreed that the gas tariffs would be increased approximately 200% in October 2016, with semi-annual increases until 2019.

In relation to other services, including electricity, on October 28, 2016, a public hearing was held to consider a 31% increase in tariffs requested by power distributors. Afterwards, the government announced electricity tariff increases that will raise customers’ invoices 60% to 148%. In addition, on March 31, 2017, the Energy Ministry reported a new tariff schedule with increases of approximately 36% for the supply of natural gas for networks that have been partially regulated since April 1, 2017, and which will have two additional adjustments in November and April of 2018. This change in the regulatory framework and the fixing of new economic values in the supply of gas and electricity could change our cost structure, increasing the operating and utilities costs inherent to fixed assets.

High public expenditure could result in long-lasting adverse consequences for the Argentine economy.

Over the last several years, the Argentine government has substantially increased public expenditures. In 2014, public sector expenditures increased 43% as compared to 2013 and the government reported a primary fiscal deficit of 0.9%. During recent years, the Argentine government has resorted to the Central Bank and to the Administración Nacional de la Seguridad Social, or “ANSES,” to source part of its funding requirements. In 2015, this trend continued as the primary fiscal balance showed a deficit of 5.4% as of December 31, 2015.

The Argentine government has begun to adopt measures to reduce the deficit, adjusting its subsidy policies, particularly those related to energy, electricity and gas, water and public transportation, among other measures. On December 31, 2016, the primary fiscal result was Ps.359,382 million, which represents a deficit of 4.6% of GDP. Changes in these policies could materially and adversely impact consumer purchase capacity and economic activity and may lead to an increase in prices.

Moreover, the primary fiscal balance could be negatively affected in the future if public expenditures increase at a rate higher than revenues as a result of subsidies to lower-income sectors, social security benefits, financial assistance to provinces with financial problems, increased spending on public works and subsidies to the energy and transportation sectors. A further deterioration in fiscal accounts could negatively affect the government’s ability to access the long-term financial markets and could in turn result in more limited access to such markets by Argentine companies.

Failure to adequately address actual and perceived risks of institutional deterioration and corruption may adversely affect Argentina’s economy and financial condition.

A lack of institutional framework and notorious incidents of corruption have been identified as, and continue to be, a significant problem for Argentina. In Transparency International’s 2015 Corruption Perceptions Index of 167 countries, Argentina was ranked 107, the same as in 2014. In the World Bank’s Doing Business 2016 report, Argentina ranked 121 out of 189 countries, up from 124 in 2015. Recognizing that the failure to address these issues could increase the risk of political instability, distort decision-making processes and adversely affecting Argentina’s international reputation and ability to attract foreign investment, the Macri administration has announced several measures aimed at strengthening Argentina’s institutions and reducing corruption. These measures include entering plea bargaining arrangements with convicted officials providing increased access to public information, seizing assets from convicted officials, increasing the powers of the Anticorruption Office (Oficina Anticorrupción) and adopting a new public ethics law, among others. The government’s ability to implement these initiatives is uncertain as it would require the involvement of the judiciary branch as well as legislative support from opposition parties. We cannot assure you that the implementation of such measures will be successful.

Foreign shareholders of companies operating in Argentina have initiated investment arbitration proceedings against Argentina that have resulted and could result in arbitral awards and/or injunctions against Argentina and its assets and, in turn, limit its financial resources.

In response to the emergency measures implemented by the Argentine government during the 2001-2002 economic crisis, a number of claims were filed before the International Centre for Settlement of Investment Disputes, or “ICSID,” against Argentina. Claimants allege that the emergency measures were inconsistent with the fair and equitable treatment standards set forth in various bilateral investment treaties by which Argentina was bound at the time.

Claimants have also filed claims before arbitral tribunals under the rules of the United Nations Commission on International Trade Law, or “UNCITRAL,” and under the rules of the International Chamber of Commerce, or “ICC.” As of the date of this annual report, it is not certain that Argentina will prevail in having any or all of these cases dismissed, or that if awards in favor of the plaintiffs are granted, that it will succeed in having those awards annulled. Ongoing claims before the ICSID tribunal and other arbitral tribunals could lead to new awards against Argentina, which could have a material adverse effect on our capacity to access international credit or equity markets.

The Argentine government’s ability to obtain financing in the international markets is limited, which may impair its ability to implement reforms and foster economic growth, which may negatively impact our financial condition and results of operations.

In 2005 and 2010, Argentina conducted exchange offers to restructure part of its sovereign debt that had been in default since late 2001. As a result of these exchange offers, Argentina restructured over 92% of its eligible defaulted debt. In April 2016, the Argentine government settled US$4.2 billion outstanding principal amount of untendered debt. As of the date of this annual report, litigation initiated by bondholders that have not accepted Argentina’s settlement offer continues in several jurisdictions, although the size of the claims involved has decreased significantly.

Although the vacatur of the pari passu injunctions removed a material obstacle to access to capital markets by the Argentine government, future transactions may be affected as litigation with holdout bondholders continues, which in turn could affect the Argentine government’s ability to implement certain expected reforms and foster economic growth, which may have a direct impact on our ability to access international credit markets, thus affecting our ability to finance our operations and growth.

Upcoming legislative elections may impact the current administration’s ability to implement economic reform.

On August 13, 2017, the Primarias Abiertas Simultáneas y Obligatorias (PASO) elections were held. The PASO define two issues: (i) which parties are entitled to stand for national elections – which, according to law, are those that obtain at least 1.5% of the votes validly cast in the district in question for the respective category -; and (ii) the list that will represent each political party. In the PASO, Macri administration outnumbered its opponents in some of the most important districts of Argentina, making it the most voted force nationwide.

Notwithstanding the result of the PASO, there is always a possibility that the legislative elections to be held in October 2017 may result in the Macri administration losing and, as a consequence, losing seats in the Congress. If this occurs, the ability of the Macri administration to continue its reform agenda and to effectively implement ongoing economic reforms or react appropriately to future economic situations may be limited. The inability of the Argentine government to effectively implement its agenda could negatively affect the economy and therefore the results of our operations.

Risks relating to our business

We are subject to risks inherent to the operation of shopping malls that may affect our profitability.

Our shopping malls are subject to various factors that affect their development, administration and profitability, including:

●
decline in our lease prices or increases in levels of default by our tenants due to economic conditions, increases in interest rates and other factors outside our control;

●
the accessibility and attractiveness of the area where the shopping mall is located;

●
the intrinsic attractiveness of the shopping mall;

●
the flow of people and the level of sales of rental units in our shopping malls;

●
increasing competition from internet sales;

●
the amount of rent collected from each tenant at our shopping malls;

●
changes in consumer demand and availability of consumer credit (considering the limits imposed by the Central Bank to interest rates charged by financial institutions), both of which are highly sensitive to general macroeconomic conditions; and

●
fluctuations in occupancy levels in our shopping malls.

An increase in our operating costs, caused by inflation or by other factors, could have a material adverse effect on us if our tenants are unable to pay higher rent as a result of increased expenses. Moreover, the shopping mall business is closely related to consumer spending and affected by prevailing economic conditions. All of our shopping malls and commercial properties are located in Argentina, and, as a consequence, their business is vulnerable to recession and economic downturns in Argentina. For example, during the economic crisis in Argentina that began in 2001, consumer spending decreased significantly, and higher unemployment, political instability and high rates of inflation significantly reduced consumer spending and resulted in lower sales that led some tenants to shut down. Persistently poor economic conditions in Argentina in the future could result in a decline in discretionary consumer spending which will likely have a material adverse effect on the revenues from shopping mall activity and thus on our business.

Our assets are highly concentrated in certain geographic areas and an economic downturn in such areas could have a material adverse effect on our results of operations and financial condition.

For the nine-month period ended June 30, 2017, 80% of our sales from leases and services provided by the Shopping Malls segment were derived from shopping malls in the City of Buenos Aires and the GreaterBuenos Aires. In addition, all of our office buildings are located in the City of Buenos Aires and a substantial portion of our revenues in Argentina are derived from such properties. Although we own properties and may acquire or develop additional properties outside the City of Buenos Aires and the Greater Buenos Aires area, we expect to continue to depend to a large extent on economic conditions affecting those areas. Consequently, an economic downturn in those areas could have a material adverse effect on our financial condition and results of operations by reducing our rental income and adversely affect our ability to meet our debt obligations and fund our operations.

Our performance is subject to risks associated with our properties and with the real estate industry.

Our operating performance and the value of our real estate assets are subject to the risk that our properties may not be able to generate sufficient revenues to meet our operating expenses, including debt service and capital expenditures, our cash flow and ability to service our debt and to cover other expenses may be adversely affected. Events or conditions beyond our control that may adversely affect our operations or the value of our properties include:

●
downturns in the national, regional and local economic climate;

●
volatility and decline in discretionary consumer spending;

●
competition from other shopping malls and office and commercial buildings;

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

●
increased operating costs, including insurance expenses, employee expenses, utilities, real estate taxes and security costs;

●
civil disturbances, earthquakes and other natural disasters, or terrorist acts or acts of war which may result in uninsured or underinsured losses;

●
significant expenditures associated with each investment, such as debt service payments, real estate taxes, insurance and maintenance costs;

●
declines in the financial condition of our tenants and our ability to collect rents when due;

●
changes in our or our tenants’ ability to provide for adequate maintenance and insurance, possibly decreasing the useful life of and revenue from property;

●
changes in law or governmental regulations (such as those governing usage, zoning and real property taxes) or government action such as expropriation, confiscation or revocation of concessions; and

●
judicial interpretation of the Civil and Commercial Code (in effect since August 1, 2015) which may be adverse to our interests.

If any one or more of the foregoing conditions were to affect our business, our financial condition and results of operations could be materially and adversely affected.

An adverse economic environment for real estate companies such as a credit crisis may adversely impact our results of operations and business prospects significantly.

The success of our business and profitability of our operations depend on continued investment in real estate and access to capital and debt financing. A prolonged crisis of confidence in real estate investments and lack of credit for acquisitions may constrain our growth. As part of our strategy, we intend to increase our properties portfolio though strategic acquisitions of core properties at favorable prices, where we believe we can bring the necessary expertise to enhance property values. In order to pursue acquisitions, we may need access to equity capital and/or debt financing. Any disruptions in the financial markets may adversely impact our ability to refinance existing debt and the availability and cost of credit in the near future. Any consideration of sales of existing properties or portfolio interests may be offset by lower property values. Our ability to make scheduled payments or to refinance our existing debt obligations depends on our operating and financial performance, which in turn is subject to prevailing economic conditions. If a recurrence of the disruptions in financial markets remains or arises in the future, there can be no assurances that government responses to such disruptions will restore investor confidence, stabilize the markets or increase liquidity and the availability of credit.

The loss of tenants could adversely affect the operating revenues and value of our properties.

Although no single tenant represents more than 3% of our revenue, if a significant number of tenants at our retail or office properties were to experience financial difficulties, including bankruptcy, insolvency or a general downturn of business, or if we failed to retain them, our business could be adversely affected. Further, our shopping malls typically have a significant “anchor” tenant, such as well-known department stores that generate consumer traffic at each mall. A decision by such tenants to cease operations at our shopping malls or our office buildings, as applicable, could have a material adverse effect on our financial condition and the results of our operations. In addition, the closing of one or more stores with high consumer traffic may motivate other tenants to terminate or to not renew their leases, to seek rent relief and/or close their stores or otherwise adversely affect the occupancy rate at the property. Moreover, tenants at one or more properties might terminate their leases as a result of mergers, acquisitions, consolidations, dispositions or bankruptcies. The bankruptcy and/or closure of multiple stores, if we are not able to successfully re-lease the affected space, could have a material adverse effect on both the operating revenues and underlying value of the properties involved.

We may face risks associated with property acquisitions.

We have in the past acquired, and intend to acquire in the future, properties, including large properties that would increase the size of our company and potentially alter our capital structure. Although we believe that the acquisitions that we have completed in the past and that we expect to undertake in the future have, and will, enhance our future financial performance, the success of such transactions is subject to a number of uncertainties, including the risk that:

●
we may not be able to obtain financing for acquisitions on favorable terms or at all;

●
acquired properties may fail to perform as expected;

●
the actual costs of repositioning or redeveloping acquired properties may be higher than our estimates; and

●
acquired properties may be located in new markets where we may have limited knowledge and understanding of the local economy, absence of business relationships in the area or are unfamiliar with local governmental and permitting procedures.

If we acquire new properties, we may not be able to efficiently integrate acquired properties, particularly portfolios of properties, into our organization and to manage new properties in a way that allows us to realize cost savings and synergies, which could impair our results of operations.

Our future acquisitions may not be profitable.

We seek to acquire additional properties to the extent we manage to acquire them on favorable terms and conditions and they meet our investment criteria. Acquisitions of commercial properties entail general investment risks associated with any real estate investment, including:

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

Properties that we acquire may be subject to unknown liabilities and we generally would have no recourse, or only limited recourse, to the former owners of the properties in respect thereof. Thus, if a liability were asserted against us based on ownership of an acquired property, we may be required to pay significant sums to settle it, which could adversely affect our financial results and cash flow. Unknown liabilities relating to acquired properties could include:

●
liabilities for clean-up of undisclosed environmental contamination;

●
liabilities related to changes in laws or in governmental regulations (such as those governing usage, zoning and real property taxes); and

●
liabilities incurred in the ordinary course of business.

Our dependence on rental income may adversely affect our ability to meet our debt obligations.

A substantial part of our income is derived from rental income from real property. As a result, our performance depends on our ability to collect rent from tenants. Our income and funds for distribution would be negatively affected if a significant number of our tenants:

●
delay lease commencements;

●
decline to extend or renew leases upon expiration;

●
fail to make rental payments when due; or

●
close stores or declare bankruptcy.

Any of these actions could result in the termination of leases and the loss of related rental income. In addition, we cannot assure you that any tenant whose lease expires will renew that lease or that we will be able to re-lease space on economically advantageous terms or at all. The loss of rental revenues from a number of our tenants and our inability to replace such tenants may adversely affect our profitability and our ability to meet debt service and other financial obligations.

It may be difficult to buy and sell real estate quickly and transfer restrictions may apply to part of our portfolio of properties.

Real estate investments are relatively illiquid and this tends to limit our ability to vary our portfolio in response to economic changes or other conditions. In addition, significant expenditures associated with each investment, such as mortgage payments, real estate taxes and maintenance costs, are generally not reduced when circumstances cause a decrease in income from an investment. If income from a property declines while the related expenses do not decline, our business would be adversely affected. Further, if it becomes necessary or desirable for us to dispose of one or more of our mortgaged properties, we may not be able to obtain a release of the lien on the mortgaged property without payment of the associated debt. The foreclosure of a mortgage on a property or inability to sell a property could adversely affect our business.

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

Our growth strategy is focused on the development and redevelopment of properties we already own and the acquisition and development of additional properties. As a result, we are likely to depend on an important degree on the availability of debt or equity capital, which may or may not be available on favorable terms or at all. We cannot assure you that additional financing, refinancing or other capital will be available in the amounts we require or on favorable terms. Our access to debt or equity capital markets depends on a number of factors, including the market’s perception of risk in Argentina, of our growth potential, our ability to pay dividends, our financial condition, our credit rating and our current and potential future earnings. Depending on these factors, we could experience delays or difficulties in implementing our growth strategy on satisfactory terms or at all.

The capital and credit markets have been experiencing extreme volatility and disruption since the last credit crisis. If our current resources do not satisfy our liquidity requirements, we may have to seek additional financing. The availability of financing will depend on a variety of factors, such as economic and market conditions, the availability of credit and our credit ratings, as well as the possibility that lenders could develop a negative perception of the prospects of risk in Argentina, of our company or the industry generally. We may not be able to successfully obtain any necessary additional financing on favorable terms, or at all.

Disease outbreaks or other public health concerns could reduce traffic in our shopping malls.

As a result of the outbreak of Swine Flu during the winter of 2009, consumers and tourists dramatically changed their spending and travel habits to avoid contact with crowds. Furthermore, several governments enacted regulations limiting the operation of schools, cinemas and shopping malls. Even though the Argentine government only issued public service recommendations to the population regarding the risks involved in visiting crowded places, such as shopping malls, and did not issue specific regulations limiting access to public places, a significant number of consumers nonetheless changed their habits vis-à-vis shopping malls and shopping malls. Similarly, the zika virus pandemic may result in similar courses and outcomes. We cannot assure you that a new disease outbreak or health hazard (such as the Ebola outbreak in recent years) will not occur in the future, or that such an outbreak or health hazard would not significantly affect consumer and/or tourists activity. The recurrence of such a scenario could adversely affect our businesses and our results of operations.

Adverse incidents that occur in our shopping malls may result in damage to our reputation and a decrease in the number of customers.

Given that shopping malls are open to the public, with ample circulation of people, accidents, theft, robbery and other incidents may occur in our facilities, regardless of the preventative measures we adopt. In the event such an incident or series of incidents occurs, shopping mall customers and visitors may choose to visit other shopping venues that they believe are safer and less violent, which may cause a reduction in the sales volume and operating income of our shopping malls.

Argentine Law governing leases imposes restrictions that limit our flexibility.

Argentine laws governing leases impose certain restrictions, including the following:

●
a prohibition on including automatic price adjustment clauses based on inflation increases in lease agreements; and

●
the imposition of a two-year minimum lease term for all purposes, except in particular cases such as embassy, consulate or international organization venues, room with furniture for touristic purposes for less than three months, custody and bailment of goods, exhibition or offering of goods in fairs or in cases where due to the circumstances, the subject matter of the lease agreement requires a shorter term.

As a result of the foregoing, we are exposed to the risk of increases of inflation under our leases, and the exercise of rescission rights by our tenants could materially and adversely affect our business. We cannot assure you that our tenants will not exercise such right, especially if rent values stabilize or decline in the future or if economic conditions deteriorate.

In addition, on October 1, 2014, the Argentine Congress adopted a new Civil and Commercial Code which is in force since August 1, 2015. The Civil and Commercial Code requires that lease agreements provide for a minimum term of two years, and a maximum term of 20 years for residential leases and of 50 years for non-residential leases. Furthermore, the Civil and Commercial Code modifies the regime applicable to contractual provisions relating to foreign currency payment obligations by establishing that foreign currency payment obligations may be discharged in Pesos. This amends the prior legal framework, pursuant to which debtors could only discharge their foreign currency payment obligations by making payment in that currency. Although certain judicial decisions have held that this feature of the regulation can be set aside by the parties to an agreement, it is still too early to determine whether or not this is legally enforceable. Moreover, and regarding the new provisions for leases, there are no judicial decisions on the scope of this amendment and, in particular, in connection with the ability of the parties to any contract to set aside the new provision and enforce such agreements before an Argentine court.

We may be liable for certain defects in our buildings.

According to the Civil and Commercial Code, real estate developers (i.e., any person who sells real estate built by either themselves or by a third party contractor), builders, technical project managers and architects are liable in case of property damage—damages that compromise the structural integrity of the structure and/or defects that render the building no longer useful—for a period of three years from the date of possession of the property, including latent defects, even when those defects did not cause significant property damage.

In our real estate developments, we usually act as developers and sellers while construction is carried out by third-party contractors. Absent a specific claim, we cannot quantify the potential cost of any obligation that may arise as a result of a future claim, and we have not recorded provisions associated with them in our financial statements. If we were required to remedy any defects on completed works, our financial condition and results of operations could be adversely affected.

Eviction proceedings in Argentina are difficult and time consuming.

Although Argentine law permits an executive proceeding to collect unpaid rent and a special proceeding to evict tenants, eviction proceedings in Argentina are difficult and time-consuming. Historically, the heavy workloads of the courts and the numerous procedural steps required have generally delayed landlords’ efforts to evict tenants. Eviction proceedings generally take between six months and two years from the date of filing of the suit to the time of actual eviction.

Historically, we have sought to negotiate the termination of lease agreements with defaulting tenants after the first few months of non-payment in order to avoid legal proceedings. Delinquency may increase significantly in the future, and such negotiations with tenants may not be as successful as they have been in the past. Moreover, new Argentine laws and regulations may forbid or restrict eviction, and in each such case they would likely have a material and adverse effect on our financial condition and results of operation.

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

We are engaged in the development and management of shopping malls, office buildings and other rental properties, frequently through third-party contractors. Risks associated with our development and management activities include the following, among others:

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

While our policies with respect to expansion, renovation and development activities are intended to limit some of the risks otherwise associated with such activities, we are nevertheless subject to risks associated with the construction of properties, such as cost overruns, design changes and timing delays arising from a lack of availability of materials and labor, weather conditions and other factors outside of our control, as well as financing costs that may exceed original estimates, possibly making the associated investment unprofitable. Any substantial unanticipated delays or expenses could adversely affect the investment returns from these redevelopment projects and harm our operating results.

Greater than expected increases in construction costs could adversely affect the profitability of our new developments.

Our businesses activities include real estate developments. One of the main risks related to this activity corresponds to increases in constructions costs, which may be driven by higher demand and new development projects in the shopping malls and buildings sectors. Increases higher than those included in the original budget may result in lower profitability than expected.

We face significant competitive pressure.

Our real estate activities are highly concentrated in the Buenos Aires metropolitan area, where the real estate market is highly competitive due to a scarcity of properties in sought-after locations and the increasing number of local and international competitors. Furthermore, the Argentine real estate industry is generally highly competitive and fragmented and does not have high barriers to entry restricting new competitors from entering the market. The main competitive factors in the real estate development business include availability and location of land, price, funding, design, quality, reputation and partnerships with developers. A number of residential and commercial developers and real estate services companies compete with us in seeking land for acquisition, financial resources for development and prospective purchasers and tenants. Other companies, including joint ventures of foreign and local companies, have become increasingly active in the real estate business and shopping mall business in Argentina, further increasing this competition. To the extent that one or more of our competitors are able to acquire and develop desirable properties, as a result of greater financial resources or otherwise, our business could be materially and adversely affected. If we are not able to respond to such pressures as promptly as our competitors, or the level of competition increases, our financial condition and results of our operations could be adversely affected.

All of our shopping mall and commercial office properties are located in Argentina. There are other shopping malls and numerous smaller retail stores and residential properties within the market area of each of our properties. The number of competing properties in a particular area could have a material adverse effect both on our ability to lease retail space in our shopping malls or sell units in our residential complexes, and on the amount of rent or the sale price that we are able to charge. We cannot assure you that other shopping mall operators, including international shopping mall operators, will not invest in Argentina in the near future. If additional companies become active in the Argentine shopping mall market in the future, such competition could have a material adverse effect on our results of operations.

Substantially all of our offices and other non-shopping mall rental properties are located in developed urban areas. There are many office buildings, shopping malls, retail and residential premises in the areas where our properties are located. This is a highly fragmented market, and the abundance of comparable properties in our vicinity may adversely affect our ability to rent or sell office space and other real estate and may affect the sale and lease price of our premises. In the future, both national and foreign companies may participate in Argentina’s real estate development market, competing with us for business opportunities.

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

Under the terms and conditions of the leases currently in force on our properties, tenants are required to indemnify and hold us harmless from liabilities resulting from injury to persons, or property, on or off the premises, due to activities conducted on the properties, except for claims arising from our negligence or intentional misconduct or that of our agents. Tenants are generally required, at the tenant’s expense, to obtain and keep in full force during the term of the lease, liability and property damage insurance policies. In addition, we cannot ensure that our tenants will properly maintain their insurance policies or have the ability to pay the deductibles. Should a loss occur that is uninsured or in an amount exceeding the combined aggregate limits for the policies noted above, or in the event of a loss that is subject to a substantial deductible under an insurance policy, we could lose all or part of our capital invested in, and anticipated revenue from, one or more of the properties, which could have a material adverse effect on our operating results and financial condition.

Demand for our premium properties may not be sufficient.

We have focused on development projects that cater to affluent individuals and have entered into property barter agreements pursuant to which we contribute our undeveloped properties to ventures with developers who will deliver us units at premium locations. At the time the developers return these properties to us, demand for premium residential units could be significantly lower. In such case, we would be unable to sell these residential units at the estimated prices or time frame, which could have an adverse effect on our financial condition and results of operations.

Our level of debt may adversely affect our operations and our ability to pay our debt as it becomes due.

We have had, and expect to have, substantial liquidity and capital resource requirements to finance our business. As of June 30, 2017, our consolidated financial debt amounted to Ps.6,168 million, including accrued and unpaid interest and deferred financing costs. We cannot assure you that we will have sufficient cash flows and adequate financial capacity in the future.

The fact that we are leveraged may affect our ability to refinance existing debt or borrow additional funds to finance working capital requirements, acquisitions and capital expenditures. In addition, the recent disruptions in the global financial markets, including the bankruptcy and restructuring of major financial institutions, may adversely impact our ability to refinance existing debt and the availability and cost of credit in the future. In such conditions, access to equity and debt financing options may be restricted and it may be uncertain how long these economic circumstances may last. This would require us to allocate a substantial portion of cash flow to repay principal and interest, thereby reducing the amount of money available to invest in operations, including acquisitions and capital expenditures. Our leverage could also affect our competitiveness and limit our ability to changes in market conditions, changes in the real estate industry and economic downturns.

We may not be able to generate sufficient cash flows from operations to satisfy our debt service requirements or to obtain future financing. If we cannot satisfy our debt service requirements or if we default on any financial or other covenants in our debt arrangements, the lenders and/or holders of our debt will be able to accelerate the maturity of such debt or cause defaults under the other debt arrangements. Our ability to service debt obligations or to refinance them will depend upon our future financial and operating performance, which will, in part, be subject to factors beyond our control such as macroeconomic conditions and regulatory changes in Argentina. If we cannot obtain future financing, we may have to delay or abandon some or all of our planned capital expenditures, which could adversely affect our ability to generate cash flows and repay our obligations as they become due.

The recurrence of a credit crisis could have a negative impact on our major customers, which in turn could materially adversely affect our results of operations and liquidity.

The global credit crisis that began in 2008 had a significant negative impact on businesses around the world. The impact of a future credit crisis on our major tenants cannot be predicted and may be quite severe. A disruption in the ability of our significant tenants to access liquidity could cause serious disruptions or an overall deterioration of their businesses which could lead to a significant reduction in their future orders of their products and the inability or failure on their part to meet their payment obligations to us, any of which could have a material adverse effect on our results of operations and liquidity.

The shift of consumers to purchasing goods over the Internet, where barriers to entry are low, may negatively affect sales at our shopping malls.

In recent years, internet retail sales have grown significantly in Argentina, even though the market share of such sales is still modest. The Internet enables manufacturers and retailers to sell directly to consumers, diminishing the importance of traditional distribution channels such as retail stores and shopping malls. We believe that our target consumers are increasingly using the Internet, from home, work or elsewhere, to shop electronically for retail goods, and this trend is likely to continue. Retailers at our properties face increasing competition from online sales and this could cause the termination or non-renewal of their lease agreements or a reduction in their gross sales, affecting our Percentage Rent (as defined below) based revenue. If e-commerce and retail sales through the Internet continue to grow, retailers’ and consumers’ reliance on our shopping malls could be materially diminished, having a material adverse effect on our financial condition, results of operations and business prospects.

Our business is subject to extensive regulation and additional regulations may be imposed in the future.

Our activities are subject to Argentine federal, state and municipal laws, and to regulations, authorizations and licenses required with respect to construction, zoning, use of the soil, environmental protection and historical patrimony, consumer protection, antitrust and other requirements, all of which affect our ability to acquire land, buildings and shopping malls, develop and build projects and negotiate with customers. In addition, companies in this industry are subject to increasing tax rates, the creation of new taxes and changes in the taxation regime. We are required to obtain licenses and authorizations with different governmental authorities in order to carry out our projects. Maintaining our licenses and authorizations can be a costly provision. In the case of non-compliance with such laws, regulations, licenses and authorizations, we may face fines, project shutdowns, and cancellation of licenses and revocation of authorizations.

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

We are dependent on our chairman, Eduardo Sergio Elsztain, our board of directors and our controlling shareholder IRSA.

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

Further, we believe that our success also depends, to a significant extent, on the continued success of IRSA which owns approximately 94.61% of our outstanding shares as of June 30, 2017. IRSA is engaged in a range of real estate, investment and other business activities, many of which are different from our business, including IRSA’s significant investments in Banco Hipotecario, an Argentine bank, and IDB Development Corporation, a large conglomerate in Israel engaged in a range of businesses including real estate, telecommunications, supermarkets, agribusiness and insurance. As a result, IRSA is exposed to certain important risks, as described in its consolidated financial statements and its filings with the SEC, which under certain circumstances could have a material adverse effect on its financial condition, results of operations and business prospects. We cannot assure you that IRSA will not be adversely affected by the risks that it faces (including those relating to its investments in Banco Hipotecario or IDB Development Corporation), and we believe that if IRSA were to be so affected, the market perception of the group of companies controlled by Eduardo Sergio Elsztain, including us, could be adversely affected as well.

Labor relations may negatively impact us.

As of June 30, 2017, 47.8% of our workforce was represented by unions under two separate collective bargaining agreements. Although we currently enjoy good relations with our employees and their unions, we cannot assure you that labor relations will continue to be positive or that deterioration in labor relations will not materially and adversely affect us.

Our results of operations include unrealized revaluation adjustments on investment properties, which may fluctuate significantly over financial periods and may materially and adversely affect our business, results of operations and financial condition.

As of June 30, 2017, we had fair value gains on investment properties of Ps.3,133 million. In particular, gains for the fiscal year ended June 30, 2017 accounted for 62.8% of our profit before tax for the respective fiscal year. Although the upward revaluation adjustments reflect unrealized capital gains on our investment properties during the relevant periods, the adjustments were not actual cash flow or profit generated from the sales or rental of our investment properties. Unless such investment properties are disposed of at similarly revalued amounts, we will not realize the actual cash flow. The amount of revaluation adjustments has been, and will continue to be, significantly affected by the prevailing property markets and will be subject to market fluctuations in those markets.

We cannot guarantee whether changes in market conditions will increase, maintain or decrease the fair value gains on our investment properties at historical levels or at all. In addition, the fair value of our investment properties may materially differ from the amount we receive from any actual sale of an investment property. If there is any material downward adjustment in the revaluation of our investment properties in the future or if our investment properties are disposed of at significantly lower prices than their valuation or appraised value, our business, results of operations and financial condition may be materially and adversely affected.

Due to the currency mismatches between our revenues and liabilities, we have currency exposure.

As of June 30, 2017, the majority of our liabilities, such as our Series II Notes, were denominated in U.S. dollars while our revenues are mainly denominated in Pesos. This currency gap exposes us to a risk of volatility in the rate of exchange between the Peso and the U.S. dollar, and our financial results are adversely affected when the U.S. dollar appreciates against the Peso. Any depreciation of the Peso against the U.S. dollar correspondingly increases the nominal amount of our debt in Pesos, which further adversely effects our results of operation and financial condition and may increase the collection risk of our leases and other receivables from our tenants, most of which generate Peso-denominated revenues.

Property ownership through joint ventures may limit our ability to act exclusively in our interest.

We develop and acquire properties in joint ventures with other persons or entities when we believe circumstances warrant the use of such structures. For example, we currently own 50% of Quality Invest S.A. (“Quality Invest”), a joint venture that holds our investment in the Nobleza Piccardo plant. We could engage in a dispute with one or more of our joint venture partners that might affect our ability to operate a jointly-owned property. Moreover, our joint venture partners may, at any time, have business, economic or other objectives that are inconsistent with our objectives, including objectives that relate to the timing and terms of any sale or refinancing of a property. For example, the approval of certain of the other investors is required with respect to operating budgets and refinancing, encumbering, expanding or selling any of these properties. In some instances, our joint venture partners may have competing interests in our markets that could create conflicts of interest. If the objectives of our joint venture partners are inconsistent with our own objectives, we will not be able to act exclusively in our interests.

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

Risks relating to the ADSs and common shares

Common shares eligible for sale could adversely affect the price of our common shares and the ADSs.

The market prices of our common shares and the ADSs could decline as a result of sales by our existing shareholders of common shares or the ADSs in the market, or the perception that these sales could occur. These sales also might make it difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate.

IRSA as of June 30, 2017, owned 94.61% of our common shares (or approximately 119,221,846 common shares, which may be exchanged for an aggregate of 29,805,461 ADSs. Sales of a large number of our common shares and/or ADSs would likely have an adverse effect on the market price of our common shares and the ADS.

If we issue additional equity securities in the future, you may suffer dilution, and trading prices for our common shares and the ADSs may decline.

We may issue additional common shares to finance future acquisitions or new projects or for other general corporate purposes, although there is no present intention to do so. Any such issuance could result in a dilution of your ownership stake and/or the perception of any such issuances could have an adverse impact on the market price of the ADSs.

We are subject to certain different corporate disclosure requirements and accounting standards than domestic issuers of listed securities in the United States.

There is less publicly available information about the issuers of securities listed on the Argentine stock exchanges than information publicly available about domestic issuers of listed securities in the United States and certain other countries.Although the ADSs are listed on the NASDAQ Global Market, as a foreign private issuer we are able to rely on home country governance requirements rather than relying on the NASDAQ corporate governance requirements. See “Item 16G. Corporate Governance—Compliance with NASDAQ listing Standards on Corporate Governance.” Additionally, as a foreign private issuer, we are exempt from certain rules under the Securities Exchange Act of 1934, as amended, or the “Exchange Act” including (i) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act; (ii) the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and (iii) the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K, upon the occurrence of specified significant events. In addition, foreign private issuers are not required to file their annual report on Form 20-F until four months after the end of each fiscal year, while U.S. domestic issuers that are accelerated filers are required to file their annual report on Form 10-K within 75 days after the end of each fiscal year. Foreign private issuers are also exempt from the Regulation Fair Disclosure, aimed at preventing issuers from making selective disclosures of material information. As a result of the above, you may not have the same protections afforded to shareholders companies that are not foreign private issuers.

Investors may not be able to effect service of process within the U.S., limiting their recovery of any foreign judgment.

We are a publicly held corporation (sociedad anónima) organized under the laws of Argentina. Most of our directors and our senior managers, and most of our assets are located in Argentina. As a result, it may not be possible for investors to effect service of process within the United States upon us or such persons or to enforce against us or them in United States courts judgments obtained in such courts predicated upon the civil liability provisions of the United States federal securities laws. We have been advised by our Argentine counsel, Zang, Bergel & Viñes, that there is doubt whether the Argentine courts will enforce, to the same extent and in as timely a manner as a U.S. or foreign court, an action predicated solely upon the civil liability provisions of the United States federal securities laws or other foreign regulations brought against such persons or against us.

If we are considered to be a passive foreign investment company for United States federal income tax purposes, U.S. holders of our common shares or the ADSs would suffer negative consequences.

Based on the current and projected composition of our income and valuation of our assets, including goodwill, we do not believe we were a passive foreign investment company, or “PFIC,” for United States federal income tax purposes for the taxable year ending June 30, 2017, and do not currently expect to become a PFIC, although there can be no assurance in this regard. The determination of whether we are a PFIC is made annually. Accordingly, it is possible that we may be a PFIC in the current or any future taxable year due to changes in our asset or income composition or if our projections are not accurate. The volatility and instability of Argentina’s economic and financial system may substantially affect the composition of our income and assets and the accuracy of our projections. In addition, this determination is based on the interpretation of certain U.S. Treasury regulations relating to rental income, which regulations are potentially subject to different interpretation. If we become a PFIC, U.S. Holders (as defined in “Item 10. Additional Information—Taxation—United States taxation”) of our common shares or the ADSs will be subject to certain United States federal income tax rules that have negative consequences for U.S. Holders such as additional tax and an interest charge upon certain distributions by us or upon a sale or other disposition of our common shares or the ADSs at a gain, as well as reporting requirements. Please see “Item 10. Additional Information—Taxation—United States taxation—Passive foreign investment company” for a more detailed discussion of the consequences if we are deemed a PFIC. You should consult your own tax advisors regarding the application of the PFIC rules to your particular circumstances.

Changes in Argentine tax laws may affect the tax treatment of our common shares or the ADSs.

On September 23, 2013, the Argentine income tax law was amended by the passage of Law No. 26,893. Under the amended law, the sale, exchange or other transfer of shares and other securities is subject to a capital gain tax at a rate of 15% for Argentine resident individuals and foreign beneficiaries. There is an exemption for Argentine resident individuals if certain requirements are met; however, there is no such exemption for non-Argentine residents. See “Item 10. Additional Information—Taxation—Argentine taxation.” However, as of the date hereof many aspects of the amended tax law remain unclear and, pursuant to certain announcements made by Argentine tax authorities, they are subject to further rulemaking and interpretation, which may adversely affect the tax treatment of our common shares and/or the ADSs. Also, the amended law had established an income tax at a rate of 10% in the distribution of dividends; however, this has been repealed by Law No. 27,260.

The income tax treatment of income derived from the sale of ADSs or exchanges of shares from the ADS facility may not be uniform under the revised Argentine income tax law. The possibly varying treatment of source income could impact both Argentine resident holders as well as non-Argentine resident holders.

In addition, should a sale of ADSs be deemed to give rise to Argentine source income, as of the date of this annual report no regulations are in force regarding the mechanism for paying the Argentine capital gains tax when the sale exclusively involves non-Argentine parties, despite the fact that Law No. 27,260 further provides that in such case (i.e. both seller and buyer are non residents) the buyer is in charge of paying the tax.

In this connection, on July 20, 2017, General Resolution (AFIP) 4095-E suspended for 180 days the entry into force of General Resolution 4094-E by which, almost four years after Congress –by virtue of passing Law No 26,893- imposed a capital gains tax on the gains recognized by nonresidents on the sale of shares, quotas or other equity participations in Argentine companies as well as “other securities” of Argentine residents, the AFIP had implemented a payment mechanism for resident and nonresident buyers. The new resolution, currently suspended, was applicable to transactions that occurred on or after September 23, 2013.

Therefore, holders of our common shares, including in the form of ADSs, are encouraged to consult their tax advisors as to the particular Argentine income tax consequences under their specific facts.

Holders of the ADSs may be unable to exercise voting rights with respect to the common shares underlying their ADSs.

As a holder of ADS, we will not treat you as one of our shareholders and you will not have shareholder rights. The depositary will be the holder of the common shares underlying your ADSs and holders may exercise voting rights with respect to the common shares represented by the ADSs only in accordance with the deposit agreement relating to the ADSs. There are no provisions under Argentine law or under our bylaws that limit the exercise by ADS holders of their voting rights through the depositary with respect to the underlying common shares. However, there are practical limitations on the ability of ADS holders to exercise their voting rights due to the additional procedural steps involved in communicating with these holders. For example, holders of our common shares will receive notice of shareholders’ meetings through publication of a notice in the CNV’s website, an Official Gazette in Argentina, an Argentine newspaper of general circulation and the bulletin of the Buenos Aires Stock Exchange, and will be able to exercise their voting rights by either attending the meeting in person or voting by proxy. ADS holders, by comparison, will not receive notice directly from us. Instead, in accordance with the deposit agreement, we will provide the notice to the ADS Depositary. If we ask the ADS Depositary to do so, the ADS Depositary will mail to holders of ADSs the notice of the meeting and a statement as to the manner in which instructions may be given by holders. To exercise their voting rights, ADS holders must then instruct the ADS Depositary as to voting the common shares represented by their ADSs. Under the deposit agreement, the ADS Depositary is not required to carry out any voting instructions unless it receives a legal opinion from us that the matters to be voted would not violate our by-laws or Argentine law. We are not required to instruct our legal counsel to give that opinion. Due to these procedural steps involving the ADS Depositary, the process for exercising voting rights may take longer for ADS holders than for holders of common shares and common shares represented by ADSs may not be voted as you desire.

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

Restrictions on the movement of capital out of Argentina may impair your ability to receive dividends and distributions on, and the proceeds of any sale of, the common shares underlying the ADSs.

The Argentine government may impose restrictions on the conversion of Argentine currency into foreign currencies and on the remittance to foreign investors of proceeds from their investments in Argentina. Argentine law currently permits the government to impose these kind of restrictions temporarily in circumstances where a serious imbalance develops in Argentina’s balance of payments or where there are reasons to foresee such an imbalance. We cannot assure you that the Argentine government will not take measures in the future. In such a case, the ADS Depositary for the ADSs may hold the Pesos it cannot convert for the account of the ADS holders who have not been paid.

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

We may not pay any dividends.

In accordance with Argentine corporate law we may pay dividends to shareholders out of net and realized profits, if any, as set forth in our Audited Financial Statements prepared in accordance with IFRS. The approval, amount and payment of dividends are subject to the approval by our shareholders at our annual ordinary shareholders meeting. The approval of dividends requires the affirmative vote of a majority of the shareholders entitled to vote present at the meeting. As a result, we cannot assure you that we will be able to generate enough net and realized profits so as to pay dividends or that our shareholders will decide that dividends will be paid.

Our ability to pay dividends is limited by law and by certain agreements.

In accordance with Argentine corporate law, we may pay dividends in Pesos out of retained earnings, if any, to the extent set forth in our Audited Financial Statements prepared in accordance with IFRS. Our shareholders’ ability to receive cash dividends may be limited by the ability of the ADS Depositary to convert cash dividends paid in Pesos into U.S. dollars. Under the terms of our deposit agreement with the depositary for the ADSs, to the extent that the depositary can in its judgment convert Pesos (or any other foreign currency) into U.S. dollars on a reasonable basis and transfer the resulting U.S. dollars to the United States, the depositary will promptly as practicable convert or cause to be converted all cash dividends received by it on the deposited securities into U.S. dollars. If in the judgment of the depositary this conversion is not possible on a reasonable basis (including as a result of applicable Argentine laws, regulations and approval requirements), the depositary may distribute the foreign currency received by it or in its discretion hold such currency uninvested for the respective accounts of the owners entitled to receive the same. As a result, if the exchange rate fluctuates significantly during a time when the depositary cannot convert the foreign currency, you may lose some or all of the value of the dividend distribution.

You might be unable to exercise preemptive or accretion rights with respect to the common shares underlying your ADSs.

Under Argentine corporate law, if we issue new common shares as part of a capital increase, our shareholders will generally have the right to subscribe for a proportional number of common shares of the class held by them to maintain their existing ownership percentage, which is known as preemptive rights. In addition, shareholders are entitled to the right to subscribe for the unsubscribed common shares of either the class held by them or other classes which remain unsubscribed at the end of a preemptive rights offering, on a pro rata basis, which is known as accretion rights. Under the deposit agreement, the ADS Depositary will not exercise rights on your behalf or make rights available to you unless we instruct it to do so, and we are not required to give that instruction. In addition, you may not be able to exercise the preemptive or accretion rights relating to the common shares underlying your ADSs unless a registration statement under the US Securities Act of 1933 is effective with respect to those rights or an exemption from the registration requirements of the Securities Act is available. We are not obligated to file a registration statement with respect to the common shares relating to these preemptive rights, and we cannot assure you that we will file any such registration statement. Unless we file a registration statement or an exemption from registration is available, you may receive only the net proceeds from the sale of your preemptive rights by the ADS Depositary or, if the preemptive rights cannot be sold, they will be allowed to lapse. As a result, US holders of common shares or ADSs may suffer dilution of their interest in our company upon future capital increases.

Our shareholders may be subject to liability for certain votes of their securities.

Our shareholders are not liable for our obligations. Instead, shareholders are generally liable only for the payment of the shares they subscribe. However, shareholders who have a conflict of interest with us and do not abstain from voting may be held liable for damages to us, but only if the transaction would not have been approved without such shareholders’ votes. Furthermore, shareholders who willfully or negligently vote in favor of a resolution that is subsequently declared void by a court as contrary to Argentine Companies Law or our bylaws may be held jointly and severally liable for damages to us or to other third parties, including other shareholders.

ITEM 4. Information on the Company

A. History and Development of the Company

General Information

Our legal name is “IRSA Propiedades Comerciales S.A.” Formerly, our legal name was Alto Palermo S.A., which was modified by vote of the special shareholders’ meeting (asamblea extraordinaria) held on February 5, 2015. We were organized and incorporated on August 29, 1889 under Argentine law as a stock corporation (sociedad anónima). Our bylaws were registered in the public registry of commerce of the City of Buenos Aires, currently named the Superintendence of Corporations (Inspección General de Justicia) on February 27, 1976 under number 323, on page 6, book 85 of the stock corporations volume. Pursuant to our bylaws, our term of duration expires on August 28, 2087. Our common shares are listed on the Bolsas y Mercados Argentinos S.A., or “ByMA,” and our ADSs are listed on the NASDAQ Global Market, both under the ticker “IRCP”. Our headquarters and principal executive offices are located at Moreno 877, 22 Floor, (C1091AAQ), Ciudad Autónoma de Buenos Aires, Argentina. Our telephone is (+54 11) 4344-4600. Our Depositary Agent for the ADS in the United States is Bank of New York Mellon whose address is, 101 Barclay Street, New York, New York 10286, and whose telephone number is (212) 815 2089. Our website is www.irsacp.com.ar. Information contained in or accessible through our website is not a part of this annual report. All references in this annual report to this or other internet sites are inactive textual references to these URLs, or “uniform resources locator” and are for your in.formation reference only. We assume no responsibility for the information contained on such sites.

History

We were organized in 1889 under the name Sociedad Anónima Mercado de Abasto Proveedor (SAMAP), and, until 1984, we owned and operated the main fresh products market in the City of Buenos Aires. Our main asset during that period was the historic Mercado de Abasto building which served as the location of the market from 1889 to 1984. In July 1994, IRSA acquired a controlling interest in us and, subsequently, we resumed real estate operations. In April 1997, we merged with fourteen wholly owned subsidiaries, including Alto Palermo S.A., and subsequently changed our name to Alto Palermo S.A. Since then, we have continued to grow through a series of acquisitions and the development of our businesses.

Since 1996, we have expanded our real estate activities in the shopping mall segment, through the acquisition and development of the following shopping malls: Paseo Alcorta, Alto Palermo Shopping, Buenos Aires Design, Alto Avellaneda, Alto NOA, Abasto Shopping, Patio Bullrich, Mendoza Plaza Shopping, Alto Rosario, Córdoba Shopping Villa Cabrera, Dot Baires, Soleil Premium Outlet, La Ribera Shopping, Patio Olmos Shopping, Distrito Arcos and Alto Comahue Shopping.

On December 22, 2014, we acquired from IRSA, our controlling shareholder, 83,789 square meters of premium office space including the República Building, the Bouchard 710 building, the Della Paolera 265 building, the Intercontinental Plaza Building, the Suipacha 652 building and the land reserve “Intercontinental II” (the “Acquired Properties”) with the potential to develop up to 19,600 square meters, each located in the City of Buenos Aires. The acquisition was carried out as part of our strategy to expand our business of developing and operating commercial properties in Argentina and to create a unique and unified portfolio of rental properties consisting of the best office buildings in the City of Buenos Aires and the best shopping malls in Argentina. The total value of the transaction was US$308.0 million, based on third party appraisals.

At a special shareholders’ meeting held on February 5, 2015, our shareholders resolved to change our legal name to IRSA Propiedades Comerciales S.A. As of June 30, 2017, our main shareholder is IRSA which owns 94.6% of our share capital outstanding. Our shares are listed on the ByMA and NASDAQ, under the symbol “IRCP”.

As of June 30, 2017, we own and/or manage 16 shopping centers in Argentina, 15 of which are operated by us, totaling 341,289 square meters and 86,497 square meters of gross leasable in 7 premium office buildings of rental office property.

Significant acquisitions, dispositions and development of businesses

The following is a description of the most significant events in terms of acquisitions, dispositions, real estate barter transactions and other transactions which occurred during the years ended June 30, 2017, 2016 and 2015:

  Fiscal year ended June 30, 2017

Acquisitions

Acquisition of control of EHSA

In July 2016, we acquired 20% of the shares of EHSA, in which we already owned 50%. In addition, we acquired a 1.25% interest in Entretenimiento Universal S.A. (“ENUSA”). The amount paid for the acquisition was Ps.53 million. As a result, we hold 70% of the voting stock of EHSA. EHSA owns 100% of the shares of OGDEN Argentina S.A. (“OASA”) and 95% of the shares of ENUSA.

OASA owns 50% of the voting stock of La Rural S.A. (“LRSA”), which holds the right to commercially operate “Predio Ferial de Palermo” in Buenos Aires, and Sociedad Rural Argentina (“SRA”) holds the remaining 50%.

Purchase of Philips Building

On June 5, 2017, we acquired the Philips Building located in Saavedra, Buenos Aires, next to the DOT Shopping Mall for US$29 million (equivalent to Ps.469 million). The building has a GLA of 10,142 square meters and is intended for office development and lease. Furthermore, we signed a loan for use with the seller for a term of seven months and 15 days, which expires on January 19, 2018.

Catalinas Tower

On November 16, 2016, our parent company, IRSA entered into an agreement with DYCASA S.A. for the construction and development of Catalinas Tower within an initial term of 28 months. Completion is expected in March 2019. On April 6, 2016, we purchased from IRSA a portion of the units to be developed at this property.

Dispositions

Sale of units in Intercontinental Building

We sold 2,432 square meters over to three floors of office space and 24 parking lots in the Intercontinental Plaza building, where we continue to own 3,876 square meters profitable of the building. The total amount of the transaction was US$9 million, which has already fully paid by the purchaser as of June 30, 2017.

Fiscal year ended as of June 30, 2016

Acquisitions

Office building to be constructed by IRSA

We acquired from IRSA 16,012 square meters over 14 floors and 142 parking spaces in a building that will built in the Catalina area in the City of Buenos Aires that we intend to use for long-term leasing. The building will have total GLA of 35,468 square meters over 30 office floors and 316 parking spaces in four undergrounds lots. Completition of the building is expected for fiscal year 2020.

The price of the transaction was established based on two components: a “determined” part corresponding to the incidence of land on the square meters acquired by us in an amount of Ps.455.7 million (approximately US$1,600/square meter + VAT) that was paid on the execution date of the purchase agreement and a second payment, equal to the real cost per square meter of the construction incurred by IRSA to be paid upon the completion of certain milestones. See “Item 7D. Related Party Transactions.”

Plot of land adjoining Shopping Alto Avellaneda

On December 30, 2015, we signed a purchase agreement to acquire a plot of land of approximately 3,822 square meters in Avellaneda, Province of Buenos Aires, for US$0.2 million that will be used for the expansion of Alto Avellaneda shopping mall.

Dispositions

Units of Intercontinental Plaza building

On February 2, 2016, we conveyed title to 851 square meters corresponding to an office and 8 parking lots in the Intercontinental Plaza building to an unrelated party. We still hold 6,308 square meters of the building. The total amount of the transaction was Ps.41.5 million, which has already been fully paid by the purchaser. The gross profit of the transaction amounts to Ps.20.1 million.

On September 10, 2015, we conveyed title to 5,963 square meters corresponding to 7 office floors, 56 parking lots and 3 storage units in the Intercontinental Plaza building to a unrelated party, with 7,159 square meters of the building being held by us. The total amount of the transaction was Ps.324.5 million, which has already been fully paid by the purchaser. The gross profit of the transaction amounted to Ps.155.8 million.

The total sale price was US$37.5 million, which has already fully paid by the purchasers.

Fiscal year ended June 30, 2015

Acquisitions

Acquisition of investment properties from IRSA.

On December 22, 2014, we acquired from IRSA 83,789 m2 of its premium office portfolio including the buildings República, Bouchard 710, Della Paolera 265, Intercontinental Plaza and Suipacha 652 and the “Intercontinental II” plot of land. The total amount of the transaction was US$308 million, which has already been paid as of June 30, 2016.

Acquisition of plot of land in the province of Córdoba

On May 6, 2015, we acquired a plot of land located in Villa Cabrera, Córdoba. The price was agreed upon at Ps.3.1 million, which has already been paid.

Dispositions

Decrease of equity interest in Avenida Inc.

On July 18, 2014, we exercised warrants and increased our shareholding in Avenida Inc. (“Avenida”) to 35.46% of its capital stock. However, our interest in Avenida was further reduced to 23.01% as a result of a simultaneous acquisition of a 35.12% interest in Avenida by a new investor. Subsequently, on September 2, 2014, we sold, trough Torodur S.A. (“Torodur”) 1,430,000 shares representing 5 % of the Avenida’s capital stock in the amount of Ps.19.1 million (US$2.3 million), thus reducing our equity interest to 17.68%. Such transaction generated a gain of Ps.8.8 million included in “Other operation results, net” in the statement of comprehensive income. In July 2015, our ownership interest in Avenida was further diluted to 11.38% as a result of the subscription of preferred shares by the other shareholders of Avenida.

Sale of units in Intercontinental Plaza building

On May 5, 2015, we sold to an unrelated party 8,470 square meters, over 9 floors in the Intercontinental Plaza and 72 parking units for a total amount of Ps.376.4 million which was already paid fully by the purchaser.

Capital Expenditures

Fiscal Year 2017

During the fiscal year ended June 30, 2017, we incurred capital expenditures of Ps.897.4 million, of which: (i) Ps.703.9 million was used in the acquisition of investment properties, principally the acquisition of  Philips Building (Ps 469 million) and improvements of our offices and others segment; (ii) Ps.23.9 million was incurred for the acquisition of property, plant and equipment; and (iii) Ps.169.6 million was related to advanced payments.

Fiscal Year 2016

During the fiscal year ended June 30, 2016, we incurred capital expenditures of Ps.188.0 million, of which: (i) Ps.167.7 million was used to acquire investment properties, mainly, improvements to our shopping malls; (ii) Ps.13.7 was incurred million to acquire property, plant and equipment; and (iii) Ps.6.6 million were used in advance payments for the acquisition of general investments.

Fiscal Year 2015

During the fiscal year ended June 30, 2015, we incurred capital expenditures of Ps.378.8 million, of which: (i) Ps.248.8 million was used in the acquisition or development of investment properties; (ii) Ps.26.2 million was used to acquire machinery and equipment, and furniture and fixtures, and other buildings and facilities; (iii) Ps.14.0 million was used to make advance payments to acquire general investments; and (iv) Ps.89.8 million was used for the acquisition of office properties from IRSA.

Recent Developments

Suspension Notice

On July 20, 2017, we announced the suspension of a global offering of 14,000,000 of our new common shares and an additional 14,000,000 shares owned by IRSA, and up to 5,400,000 additional common shares, in the form of ADSs.

Investment in TGLT S.A.

On August 1, 2017, we acquired 22,225,000 Subordinated Notes Convertible into shares of TGLT for US$22,225,000 (US$1 Nominal Value) due 2027. As a consecuenceof this acquisition and in the event of the exercise of the right of conversion by all the holders, our holding on TGLT would increase to 13.80%.

Acquisition Exhibition and Convention Center

On August 4, 2017, we subscribed a concession agreement for the “Exhibition and Convention Center of the City of Buenos Aires,” which was awarded by public tender on July 24, 2017 to a joint venture (Unión Transitoria de Empresa) named “LA RURAL SA - OFC SRL - OGDEN ARGENTINA SA - ENTERPRISE UNIVERSAL SA UNION TRANSITORIA” (the “Joint Venture”). The concession for the term of 15 years. We own 70% of EHSA and Diego Finkelstein is the other shareholder with 30% interest. We indirectly hold a 54.25% interest in the Joint Venture. The Exhibition and Convention Center has approximately 22,800 square meters of surface area and can accommodate approximately 5,000 people, with an auditorium plenary room and an auxiliary room, offices and conference center. It consists of three underground levels along an area that sits between the Law School of Buenos Aires and Park Thays.

Shareholders‘ Meeting

Our 2017 annual meeting of shareholders has been called for October 31, 2017, in order to consider, among others:
(i) treatment and allocation of net income for the fiscal year ended June 30, 2017;
(ii) consideration of payment of a cash dividend for up to Ps.680 million in addition to the interim dividends for Ps.310 million approved by the shareholders’ meeting dated april 5, 2017;
(iii) treatment of amounts paid as personal assets tax levied on the shareholders;
(iv) renewal of delegation of powers conferred to the Board of Directors in order to determine the time and currency of issuance and further terms and conditions governing the issue of notes under the US$500,000,000 global note program currently in effect, as approved by the shareholders’ meetings dated October 31, 2011, March 26, 2015 and October 30, 2015 and its increase by an additional amount of US$100,000,000 as approved by the shareholders’ meeting dated October 30, 2015 and October 31, 2016;
(v) ratification of delegation of powers conferred in connection with the capital increase and related matters resolved at the shareholders’ meeting dated june 26, 2017;
(vi) consideration of amendment to article sixteen of the bylaws regarding the quorum required to hold board meetings with directors present by remote communication means;
(vii) authorizations for carrying out registration proceedings relating to this shareholders’ meeting before the CNV and the Argentine Superintendency of Corporations; and
(viii)  appointment of regular and alternate board members for the statutory term in order to implement the election by thirds. In this sense, the proposal is to designate Eduardo Sergio Elsztain, Saúl Zang, Alejandro Gustavo Elsztain, Fernando Adrián Elsztain and Daniel Ricardo Elsztain as regular non independant directors and Enrique Antonini, Leonardo Fernández, Marcos Oscar Barylka and Isela Constantini as regular independant directors. Set forth below is a brief biographical description of Isela Constantini, the new proposed independant director for the Company:

Isela Constantini. Isela holds a degree in Social Communication from the Catholic University of Curitiba, Brazil and holds an MBA in Marketing and International Business from Loyola University Chicago. She did most of her career in Brazil and the United States of America. She worked for General Motors for 17 years in different positions and in different countries. Her last position was as President of General Motors for Argentina, Uruguay and Paraguay until the end of 2015. In 2016 she served as president of Aerolíneas Argentinas and Austral. In 2014 and 2015 she was appointed president of Adefa. In 2013 she was ranked among the 50 most powerful women in business by Fortune magazine. She was recognized CEO of the year by PwC in 2015 and E&Y in 2016. She received the Merco (Clarín) award of business reputation (# 4) in 2016 and the business leader award by Universidad Siglo XXI in 2017. Today she works in advising the Group ST. And she is a member of the board of the Food Bank, CIPPEC and Hawksbill Consulting Group.

B. Business Overview

We own, develop and manage commercial real estate properties, which consist primarily of shopping malls and office buildings throughout Argentina. We are currently the largest owner and operator of shopping malls and one of the largest owners of office buildings and other commercial properties in Argentina in terms of gross leasable area and number of rental properties according to data published by the Argentine Chamber of Shopping Malls. Our common shares are listed on ByMA and our ADSs are listed on the NASDAQ Global Market, both under the ticker “IRCP.”

Shopping malls

We own 16 shopping malls of which we manage 15, with an aggregate 341,289 square meters of gross leasable area as of June 30, 2017. In addition to several projects that are currently under development, we have a potential to develop 251,206 square meters of shopping malls, of which 133,206 square meters correspond to expansions of our existing shopping malls, and 118,000 square meters to future developments of our land reserves. Of the 16 shopping malls we own, seven are located in the City of Buenos Aires, two in the Greater Buenos Aires area, and the others in the provinces of Salta, Santa Fé, Mendoza, Córdoba and Neuquén. In addition, we operate La Ribera Shopping in the City of Santa Fé which we own through a joint venture, and own the historic real estate that houses the Patio Olmos shopping mall in the Province of Córdoba, which mall is operated by a third party.

The following table shows selected information about our shopping malls as of June 30, 2017:

Shopping malls	Date ofacquisition/development	Location	GLA(sqm)(1)	Numberof stores	Occupancyrate(2)	Ourownershipinterest	Rental revenue
					(%)	(%)	(in thousands of Ps.)
Alto Palermo	Dec-97	City of Buenos Aires	18,945	143	99.3	100.0	507,048
Abasto Shopping(3)	Nov-99	City of Buenos Aires	36,795	171	96.8	100.0	542,219
Alto Avellaneda	Dec-97	Buenos Aires Province	36,063	136	99.3	100.0	343,930
Alcorta Shopping	Jun-97	City of Buenos Aires	15,613	113	98.1	100.0	238,355
Patio Bullrich	Oct-98	City of Buenos Aires	11,760	91	97.6	100.0	145,803
Buenos Aires Design	Nov-97	City of Buenos Aires	13,697	62	97.2	53.7	55,837
Dot Baires Shopping	May-09	City of Buenos Aires	49,499	158	99.9	80.0	332,968
Soleil Premium Outlet	Jul-10	Buenos Aires Province	15,227	79	100.0	100.0	115,468
Distrito Arcos	Dec-14	City of Buenos Aires	14,692	67	100.0	90.0	120,351
Alto Noa Shopping	Mar-95	Salta	19,059	90	99.4	100.0	88,515
Alto Rosario Shopping(4)	Nov-04	Santa Fé	31,807	150	99.6	100.0	247,190
Mendoza Plaza Shopping	Dec-94	Mendoza	42,867	142	97.1	100.0	148,239
Córdoba Shopping Villa Cabrera	Dec-06	Córdoba	15,445	108	98.1	100.0	87,752
La Ribera Shopping(5)	Aug-11	Santa Fé	10,054	68	97.6	50.0	28,293
Alto Comahue	Mar-15	Neuquén	9,766	104	96.4	99.9	58,164
Patio Olmos(6)	Sep-07	Córdoba	—	—	—	—	—
Total			341,289	1,682	98.5		3,060,134

(1) Gross leasable area of each property. Excludes common areas and parking spaces.
(2) Calculated by dividing occupied square meters by leasable area.
(3) Excludes Museo de los Niños (3,732 square meters).
(4) Excludes Museo de los Niños (1,261 square meters).
(5) Owned through our joint venture Nuevo Puerto Santa Fe S.A.
(6) We own the historic building in the province of Cordoba where Patio Olmos shopping is located, which mall is operated by a third party.

The following table shows our potential for Shopping Mall expansions:

GLA
(in thousands of square meters)
Shopping mall expansions
Alto Palermo	4.0
Alto Rosario Shopping	50.0
Córdoba Shopping Villa Cabrera	25.5
Dot Baires Shopping	16.8
Patio Bullrich	10.0
Mendoza Plaza Shopping	9.9
Alto Avellaneda	5.5
Soleil Premium Outlet	5.3
Alto Comahue	2.2
La Ribera Shopping	4.0
Total	133.2

Offices and other properties

We own, develop and manage office buildings and other rental and investment properties throughout Argentina as part of our Offices and Other Properties segment.

Offices

As of June 30, 2017, we owned and managed seven office buildings located in the City of Buenos Aires with 86,497 square meters of total gross leasable area and a land reserve with potential for development of an additional 58,400 square meters of office space, in addition to our current projects under development (Catalinas and Polo Dot).

The following table shows selected information regarding our office buildings as of June 30, 2017:

	Date of acquisition/development	GLA (sqm)(1)	Occupancy rate(2)	Ownership interest	Total rental income
			(%)	(%)	(in thousands of Ps.)
Offices
Edificio República	Dec-14	19,885	95.2	100	112,758
Torre Bankboston	Dec-14	14,873	100.0	100	79,498
Intercontinental Plaza(3)	Dec-14	3,876	100.0	100	18,810
Bouchard 710	Dec-14	15,014	100.0	100	85,465
Suipacha 652/64	Dec-14	11,465	86.3	100	30,007
Dot Building	Nov-06	11,242	100.0	80	50,172
Philips	Jun-17	10,142	—	100	—
Total Offices		86,497	96.7		376,710

(1) Corresponds to the total leasable surface area of each property. Excludes common areas and parking spaces.
(2) Calculated by dividing occupied square meters by total gross leasable area of the relevant property.
(3) We own 17.2% of the equity in the building which covers an area of 22,535 square meters of gross leasable area, meaning we own 3,876 square meters of gross leasable area.
(4) Not included in the calculation of occupancy, rent or revenues as there is a loan-for-use agreement signed with the selling party in effect until January 2018.

Other properties

We also own or receive income from other rental properties and from our land reserve. As of June 30, 2017, we owned other rental properties and land reserves with a total of 122,551 square meters of gross leasable area.

The following table shows selected information regarding our Other Properties as of June 30, 2017:

	Date of acquisition/development	GLA(sqm)(1)	Occupancy rate (2)	Ownership interest	Total rental income
			(%)	(%)	(in thousands of Ps.)
Other Rental Properties
Nobleza Piccardo(3)	May-11	109,610	94.0	50	13,217
Subtotal Rental Properties		109,610	94.0		13,217
Land Reserves
Ferro(4)	Nov-97	5,000	0.0	100	(811)
Terreno Lindero de Dot	Nov-06	3,881	100.0	80	6,356
Anchorena 665	Jan-09	3,374	15.0	100	1,193
Chanta IV	Jul-01	636	100.0	100	4,931
Terreno Intercontinental	Dec-14	50	100.0	100	169
Subtotal Land Reserves		12,941	39.2		11,838
Total Other Properties		122,551	88.2		25,055

(1) Corresponds to the total leasable surface area of each property. Excludes common areas and parking spaces.
(2) Calculated by dividing occupied square meters by total gross leasable area of the relevant property.
(3) Owned by Quality Invest S.A. in which we have a 50% equity stake.
(4) The negative income related to a rescission contract executed on June, 2017, whose effect was retroactive to March, 2016.

Other assets

We also have strategic investments in other businesses, which we believe complement our overall strategy and rental leasing operations. The following table shows a description of and our ownership interest in Other assets as of June 30, 2017:

	Description	Ownership interest as of June 30, 2017 (%)
PH Office Park(1)	First stage of “Polo Dot,” for development of office tower over an existing building	80.0
La Rural(2)	Commercial operation at “Predio Ferial de Palermo” (Palermo exhibition mall)	50.0
CONIL	Two functional units for which we will receive 1,389 m2 of retail store space in January and September 2018, through a barter agreement	100.0
TGLT(3)	Real estate company in which we own an equity interest	9.5
Avenida	E-commerce company	17.3
Tarshop S.A.(4)	Consumer finance company	20.0
Beruti(5)	36 residential apartments, 32 residential and 171 commercial parking spaces received through a barter agreement with TGLT, in exchange for a plot of land	100.0

(1)
Owned by Panamerican Mall S.A.
(2)
Joint venture 50% owned by us.
(3)
This investment is recorded as a financial asset under our Financial Operations and Others business segment. On August 1, 2017, we exercised our preemptive subscription and accretion rights and purchased 22,225,000 Subordinated Notes Convertible into Newly Issued Shares of TGLT, if all the holders exercised their conversion rights, their interest in TGLT would increase to 13.80% ofits stock capital.
(4)
Tarshop S.A. is one of our associates.
(5)
Owned by IRSA CP.

As of June 30, 2017, our total assets were Ps.42,422 million (US$2,551 million), and our shareholders’ equity was Ps.23,016 million (US$1,384 million). Our operating income for the fiscal years ended June 30, 2017, 2016 and 2015 was Ps.5,621 million, Ps.19,038 million and Ps.4,062 million, respectively. For the fiscal year ended June 30, 2017, revenues from our Shopping Malls segment and our Offices and Others segment were Ps.3,047 million and Ps.402 million, respectively, representing 86.9% and 11.3%, respectively, of our total revenues for the period.

We operate our business through four principal business segments, namely “Shopping Malls,” “Offices and Others,” “Sales and Developments” and “Financial Operations and Others”:

●
“Shopping Malls” includes the operation and development of shopping malls, through which we generate rental income and fees charged for services related to the lease of retail stores and other spaces. Our

 Shopping Malls segment includes highly diversified, multi-format assets with a particular focus on retailers that cater to middle- to high-income consumers.

●
“Offices and Others” includes the lease of offices and other rental properties and services related to these properties.

●
“Sales and Developments” includes the sales of undeveloped parcels of land and properties, and activities related to the development and maintenance of such properties.

●
“Financial Operations and Others” includes the financing activities developed through our associated company Tarshop S.A., and our residual consumer financing transactions.

The following table sets forth certain operating and financial data by business segment for the periods indicated:

	For the fiscal years ended June 30,
	2017	2016	2015
	(in millions of Ps.)
Shopping Malls
Revenues	3,046.6	2,409.1	1,778.3
Operating income	4,258.0	17,905.0	2,044.3
Segment Adjusted EBITDA(1) (unaudited)	2,207.3	1,793.3	1,330.4
Segment Net Operating Income(2) (unaudited)	2,526.5	2,033.5	1,515.1
Offices and Others
Revenues	401.8	284.1	160.1
Operating income	1,381.1	1,101.8	1,401.5
Segment Adjusted EBITDA(1) (unaudited)	322.9	238.8	91.2
Segment Net Operating Income(2) (unaudited)	346.4	263.5	154.1
Sales and Developments
Revenues	99.1	2.7	6.6
Operating income	221.5	389.7	675.2
Segment Adjusted EBITDA(1) (unaudited)	94.1	137.6	118.7
Segment Net Operating Income(2) (unaudited)	128.6	165.7	132.5
Financial Operations and Others
Revenues	0.9	1.0	0.1
Operating income	(2.2)	(0.9)	8.5
Segment Adjusted EBITDA(1) (unaudited)	(2.2)	(0.9)	8.5
Segment Net Operating Income(2) (unaudited)	(2.1)	(0.9)	(0.3)

(1) We define Adjusted Segment EBITDA for each of our operating segments as our segment’s profit or loss before financing and taxation for the year excluding depreciation, amortization and the unrealized results due to the revaluation of the investment properties to fair value and share profit / (loss) of associates and joint ventures. For more information regarding Adjusted EBITDA, including a numerical reconciliation to the most comparable IFRS metrics. See “Item 3. Key Information —Selected consolidated financial data.”
(2) We define Segment NOI for each of our operating segments as our segment’s gross profit for the year less selling expenses, plus net realized gain on changes in fair value of investment property and plus depreciation and amortization. For more information regarding NOI, including a numerical reconcialiation to the most comparable IFRS metrics see “Item 3. Key Information —Selected consolidated financial data.”

The average of the seller exchange rate for the fiscal year 2017, quoted by Banco de la Nación Argentina was Ps.15.4517.

  The following chart illustrates a breakdown of our consolidated revenues by operating segment for the period ended June 30, 2017:

Revenues for the period ended June 30, 2017
(in millions of Ps.)

The following table sets forth the book value of our principal business segments as of June 30, 2017:

Fair value of investment property	As of June 30, 2017
(in millions of Ps.)
Shopping malls	28,799
Offices and other rental properties	6,842
Sales and developments	1,159
Total	36,800

As of June 30, 2017, we own, develop and manage 16 shopping malls in Argentina, totaling 341,289 square meters of gross leasable area and 86,497 square meters of gross leasable area in seven premium office buildings of rental office property, located in the City of Buenos Aires.

Gross leasable area

The following graphic illustrates our total gross leasable area growth over the years for both shopping malls and offices (in thousands of sqm).

Strengths

We believe that our principal strengths include the following:

●
Leader in commercial real estate in Argentina. Currently, we are the largest owner and operator of shopping malls based on data published by the Argentine Chamber of Shopping Malls and one of the largest owners of office buildings in Argentina measured by gross leasable area and number of rental properties. We own 16 shopping malls, of which we operate 15, with 341,289 square meters of total gross leasable area, and six office buildings with 86,497 square meters of total gross leasable area, each as of June 30, 2017.

●
Leading market share of shopping malls in the City of Buenos Aires. We have a leading market share of shopping malls in the City of Buenos Aires. As of June 30, 2017, we had a 68% share of the market for shopping malls in the City of Buenos Aires based on INDEC’s statistics.

●
Strong relationships with tenants. We maintain long-standing relationships with over 1,000 corporate tenants and retail brands, some of which operate at a number of our shopping malls.

●
Prime portfolio of shopping malls and office buildings. Our shopping malls are strategically located in prime locations and neighborhoods in the City of Buenos Aires and other key Argentine cities, enabling us to targ et well-known retailers who attract middle- and high-income consumers. Our office building portfolio is concentrated in the financial district of the City of Buenos Aires (Catalinas area) where average rents per square meter are the highest in the country, according to data published by Colliers International.

●
Strong cash flow generation. Historically, even in periods of economic instability, our business has generated considerable and sustained cash from operations.

●
Positioned for further growth. We believe we are well positioned to benefit from further development in Argentina’s business environment. We are currently developing an expansion project of our Alto Palermo shopping mall, as well as in two of our office buildings, Catalinas and “Polo Dot,” which we expect will become operational during fiscal year 2019 and 2020. In addition to the projects that are currently under development, we could potentially develop 251,206 square meters of shopping malls, of which 133,206 square meters correspond to expansions of our existing shopping malls and 118,000 square meters to future developments of our land reserves. We also have land reserve with potential for development of an additional 58,400 square meters of office space, in addition to our current projects under development (Catalinas and Polo Dot).

●
Experienced and committed management team. IRSA was founded in 1994 by Eduardo Elsztain, who continues to be the chairman of our board of directors and who shares with other founding members the same long-term vision, which is to become the best-managed and most profitable commercial real estate company in Argentina. Our senior management team has considerable experience in real estate management and development, which are critical for our operational and strategic decision-making process.

Business strategy

We seek to generate stable cash flows by efficiently operating our portfolio of properties and achieving long-term appreciation of our shopping malls, offices and commercial real estate assets. We aim to achieve these goals and maintain our leadership in the markets where we operate through the implementation of the following strategies.

Investment strategy

We seek to satisfy unmet demand for shopping venues in urban centers in Argentina while striving to enhance the shopping experience of our tenants’ customers. In addition, we look to benefit from unsatisfied demand for premium office buildings in the City of Buenos Aires. We intend to achieve these objectives by implementing the following key investment strategies:

●
Selectively develop and acquire shopping malls. We intend to develop new shopping malls with different formats located in proximity to densely populated urban areas with attractive growth prospects, including the metropolitan area of Buenos Aires and cities in certain provinces of Argentina and possibly abroad. An example is our acquisition in 2010 of the first shopping mall ever to operate in Argentina, Soleil Factory, which we converted into the first premium outlet mall in the country. In 2014, we developed the first premium outlet in the City of Buenos Aires, an open space mall in the Palermo neighborhood called Distrito Arcos. Our company was a pioneer in the premium outlet segment, which had not been exploited in the country while diversifying its portfolio that targets different and evolving consumer styles and profiles. Both malls have been a great success in terms of sales and visitors. Our strategically located land reserve positions us to develop new shopping malls in areas we believe enable our malls to target consumers with attractive demographics. Furthermore, we seek to acquire shopping malls that we believe can benefit from our know-how, tenant relationships, centralized management and leasing strategies, thereby enabling us to enter new markets and generate synergies within our existing portfolio.

●
Purchase and develop premium office buildings or other commercial real estate. Since the Argentine economic crisis in 2001 and 2002, there has been limited investment in the development of high-quality office buildings which we believe has resulted in an unsatisfied demand for such properties, mainly in Buenos Aires, and especially from quality corporate tenants. We intend to purchase and develop premium office buildings in strategically located business districts in the City of Buenos Aires and other attractive locations as part of our strategy to become the leading property owner and manager of premium office buildings in Argentina.

●
Continue to improve our properties. We consistently look for ways to improve our properties and make them more attractive for our tenants and their customers. For example, we have invested in the expansion of Alto Palermo Shopping and are re-styling the food courts at Alcorta Shopping and Patio Bullrich Shopping. In addition, we added technological improvements in our shopping malls such as automatic lights indicating parking space availability and automated parking payment in order to simplify and enhance the shopping experience of our tenants’ customers. We also continually look for ways to increase our lease renewal rates by collaborating with our tenants to improve the functionality of their leased space.

●
Develop ancillary projects that complement our business. We seek to develop real estate and other commercial projects that complement our shopping mall operations and benefit from the flow of customers in the areas where we operate, like our development of offices at Polo Dot, located in the commercial complex adjacent to our Dot Baires shopping mall, with the goal of increasing the flow of customers in our shopping malls.

Operational strategy

Our main operational goal is to maximize the profitability of our portfolio of properties. We seek to achieve this goal by implementing the following operational strategies:

●
Strengthen and consolidate relationships with our tenants. Maintaining strong relationships with our tenants is critical to our continued success. We strive to maintain and strengthen our business relationships with the more than 1,000 corporate tenants and retail brands that currently operate at our properties. We continually seek to improve our shopping malls to keep them modern and attractive, enabling our tenants to offer their customers an excellent shopping experience while ensuring our rents per square meter remain competitive for our tenants. Additionally, we offer our tenants a broad complement of products and services, including administrative and marketing advice and activities designed to optimize and simplify their operations.

●
Seek an optimal tenant mix and attractive lease conditions. We endeavor to maintain high occupancy rates at our shopping malls by leasing to a diversified mix of credit-worthy tenants with renowned brands and solid reputations, which enable us to achieve stable and attractive rental income per square meter. We follow a similar strategy for tenant mix in our office properties, where the credit-worthiness of our corporate clients is critical to maintaining solid and stable cash-flows.

●
Improve brand awareness and consumer/tenant loyalty. We strive to improve brand recognition and the loyalty of consumers and tenants with expansive marketing campaigns that include advertising, promotional events and various other initiatives aimed at highlighting a premium shopping experience, tailored to the preferences of the end-consumers at our shopping malls. We also seek to improve tenant and consumer loyalty by adding value to our properties through high-quality entertainment and food court offerings aimed at increasing shoppers’ visit frequency and duration.

●
Improve operating margins. We seek to benefit from our economies of scale in order to profit from cost savings and improve our operating margins.

Our Shopping Malls

Overview

As of June 30, 2017, we own a majority interest in a portfolio of 16 shopping malls in Argentina, 15 of which are operated by us. Of our 16 shopping malls, seven are located in the City of Buenos Aires, two in the greater Buenos Aires area, and the rest located in different provinces of Argentina (Alto Noa in the City of Salta, Alto Rosario in the City of Rosario, Mendoza Plaza in the City of Mendoza, Córdoba Shopping Villa Cabrera and Patio Olmos, operated by a third party, in the City of Córdoba, La Ribera Shopping in Santa Fé, through a joint venture, and Alto Comahue in the City of Neuquén).

The shopping malls we operate comprise a total of 341,289 square meters (3,673,604 square feet) of gross leasable area. Total tenant sales in our shopping malls, as reported by retailers, were Ps.34,426 million for the fiscal year ended June 30, 2017 and Ps.28,854 million for fiscal year ended June 30, 2016, representing an increase of 19.3%. Tenant sales at our shopping malls are relevant to our revenues and profitability because they are one of the factors that determine the amount of rent that we charge our tenants. They also affect the tenants’ overall occupancy costs as a percentage of the tenant’s sales.

For the fiscal year ended June 30, 2017, our shopping malls welcomed 105.8 million visitors and compared to 112.3 million for the fiscal year ended June 30, 2016.

The following graphic illustrates the total number of visitors at our shopping malls for the period from June 30, 2011-2017.

Total Number of Visitors Per Fiscal Year at our Shopping Malls
(in millions)

The following table sets forth total rental income for each of our shopping malls for the fiscal years indicated:

	For the fiscal years ended June 30, (2)
	2017	2016	2015
	(in thousands of Ps.)
Alto Palermo	507,048	413,815	310,717
Abasto Shopping	542,219	403,231	313,323
Alto Avellaneda	343,930	279,949	208,515
Alcorta Shopping	238,355	193,959	149,318
Patio Bullrich	145,803	123,395	104,142
Buenos Aires Design	55,837	47,160	37,950
Dot Baires Shopping	332,968	271,411	210,121
Soleil Premium Outlet	115,468	84,615	61,026
Distrito Arcos	120,351	81,252	27,426
Alto Noa Shopping	88,515	75,724	52,342
Alto Rosario Shopping	247,190	189,335	145,762
Mendoza Plaza Shopping	148,239	124,118	95,214
Córdoba Shopping Villa Cabrera	87,752	70,302	56,286
La Ribera Shopping(1)	28,293	21,884	15,255
Alto Comahue	58,164	49,611	16,347
Total	3,060,134	2,429,763	1,803,744

(1)
Through our joint venture Nuevo Puerto Santa Fé S.A.
(2)
Includes Base Rent, Percentage Rent, Admission Rights, Fees, Parking, Commissions, Revenues from non-traditional advertising and Others.

The following table sets forth our revenues from cumulative leases by revenue category for the periods presented:

	For the fiscal year ended June 30,
	2017	2016	% Change
	(in thousands of Ps.)
Base Rent	1,685,900	1,261,418	33.7
Percentage Rent	637,323	599,033	6.4
Total Rent	2,323,223	1,860,451	24.9
Admission rights	262,489	207,531	26.5
Management fees	47,697	37,593	26.9
Parking	192,750	153,213	25.8
Commissions	122,389	105,013	16.5
Revenues from non-traditional advertising	63,001	59,984	5.0
Others	48,588	5,977	712.8
Revenues before Expenses and Collective Promotion Fund	3,060,134	2,429,763	25.9
Expenses and Collective Promotion Fund	1,375,915	1,101,251	24.9
Total(1)	4,436,049	3,531,014	25.6

(1)
Does not include Patio Olmos.

Tenant retail sales

Total sales by our shopping mall tenants, as reported by retailers, increased 19.3%, to Ps.34,426 million for the period ended June 30, 2017 from Ps.28,854 million for period ended June 30, 2016. Tenant sales at our shopping malls are relevant to our revenues and profitability because they are one of the factors that determine the amount of rent that we charge our tenants. They also affect the tenants’ overall occupancy costs as a percentage of the tenant’s sales.

The following table sets forth the total retail sales of our shopping mall tenants for the periods indicated:

	For the fiscal years ended June 30,
	2017	2016	2015
	(in millions of Ps.)
Alto Palermo	4,169	3,499	2,662
Abasto Shopping	4,604	4,043	3,150
Alto Avellaneda	4,344	3,776	2,913
Alcorta Shopping	2,207	1,899	1,475
Patio Bullrich	1,236	1,061	889
Buenos Aires Design	537	414	326
Dot Baires Shopping	3,748	3,254	2,571
Soleil Premium Outlet	1,726	1,282	938
Distrito Arcos	1,455	962	340
Alto Noa Shopping	1,587	1,325	1,069
Alto Rosario Shopping	3,175	2,627	1,952
Mendoza Plaza Shopping	2,734	2,369	1,907
Córdoba Shopping Villa Cabrera	1,178	991	756
La Ribera Shopping(1)	771	634	398
Alto Comahue(2)	954	717	182
Total	34,426	28,854	21,527

(1)
Owned by Nuevo Puerto Santa Fé S.A., in which we are a joint venture partner.
(2)
Opened on March 17, 2015.

The following chart depicts aggregate gross sales for the fiscal years represented of our shopping mall tenants.

Aggregate Gross Sales per Fiscal Year
(in millions of Ps.)

Total sales by type of business

The following table sets forth the retail sales of our shopping mall tenants by type of business for the fiscal years indicated:

	For the fiscal years ended June 30,
	2017	2016	2015
	(in millions of Ps.)
Anchor Store	1,875	1,590	1,299
Clothing and footwear	18,463	15,156	11,125
Entertainment	1,178	1,021	741
Home	957	784	617
Restaurant	3,671	2,723	1,938
Miscellaneous	3,963	3,368	2,589
Services	255	351	223
Electronic appliances	4,064	3,861	2,994
Total	34,426	28,854	21,527

Occupancy rate

The following table sets forth the occupancy rate expressed as a percentage of gross leasable area of each of our shopping malls for the fiscal years indicated:

	As of June 30,
	2017	2016	2015
	(%)
Abasto Shopping	96.8	99.8	100.0
Alto Palermo	99.3	99.5	99.7
Alto Avellaneda	99.3	100.0	99.9
Alcorta Shopping	98.1	89.1	100.0
Patio Bullrich	97.6	99.1	100.0
Alto Noa Shopping	99.4	100.0	100.0
Buenos Aires Design	97.2	95.7	94.6
Mendoza Plaza Shopping	97.1	95.2	96.1
Alto Rosario Shopping	99.6	100.0	97.9
Córdoba Shopping Villa Cabrera	98.1	99.2	99.8
Dot Baires Shopping	99.9	100.0	99.7
Soleil Premium Outlet	100.0	100.0	99.4
La Ribera Shopping	97.6	99.3	99.3
Distrito Arcos(1)	100.0	97.0	97.3
Alto Comahue(2)	96.4	96.6	94.2
Total	98.5	98.4	98.7

(1)
Opened on December 18, 2014.
(2)
Opened on March 17, 2015.

The following chart depicts the average occupancy rate for all our shopping malls for each fiscal year presented:

Shopping Malls—Occupancy rates (%) per fiscal year

Rental price

The following table shows the annual average rental price per square meter for the fiscal years indicated(1):

	For the fiscal years ended June 30,
	2017	2016	2015
	(in Ps.)
Abasto Shopping	14,736	9,964	7,755
Alto Palermo	26,765	21,819	15,898
Alto Avellaneda	9,537	7,801	5,677
Alcorta Shopping	15,267	12,217	9,675
Patio Bullrich	12,399	10,473	8,950
Alto Noa Shopping	4,644	3,977	2,744
Buenos Aires Design	4,077	3,403	2,733
Mendoza Plaza Shopping	3,458	2,952	2,264
Alto Rosario Shopping	7,772	6,299	4,915
Córdoba Shopping Villa Cabrera	5,682	4,512	3,672
Dot Baires Shopping	6,727	5,468	4,215
Soleil Premium Outlet	7,583	6,048	4,361
La Ribera Shopping	2,814	2,222	1,564
Distrito Arcos(2)	8,192	7,274	2,262
Alto Comahue(3)	5,956	5,017	1,729

(1) Corresponds to consolidated annual accumulated rental prices divided by gross leasable square meters. Does not include income from Patio Olmos.
(2) Opened on December 18, 2014.
(3) Opened on March 17, 2015.

Lease expirations

The following table sets forth the schedule of estimated lease expirations for our shopping malls for leases in effect as of June 30, 2017, assuming that none of our tenants exercise their option to renew or terminate their leases prior to expiration:

	As of June 30, 2017
Expiration(1)(2)	Number of agreements/stores	Square meters due to expire	Due to expire(%)	Amount of lease payments(in thousands of Ps.)(3)	Agreements(%)
Vacant Stores	59	13,141	3.9	—	—
2017	360	66,577	19.4	308,613,566	22.2
2018	460	89,732	26.3	423,644,277	30.5
2019	516	114,262	33.5	410,043,421	29.5
2020 and subsequent years	287	57,577	16.9	248,712,291	17.8
Total(2)	1,682	341,289	100.0	1,391,013,556	100.0

(1)
Includes vacant stores as of June 30, 2017. A lease may be associated with one or more stores.
(2)
Does not reflect our ownership interest in each property.
(3)
Reflects the annual Base Rent of agreements due to expire as of June 30, 2017.

Five largest tenants of the portfolio

The five largest tenants of the portfolio (in terms of sales) conforms approximately 14.6% of their gross leasable area as of June 30, 2017 and represent approximately 9.2% of the annual basic rent for the fiscal year ending in that date.

New leases and renewals

The following table shows certain information about our lease agreements as of June 30, 2017:

	Number of agreements	Annual base rent amount (in millions of Ps.)	Annual admission rights amount (in millions of Ps.)	Average annual base rent per sqm (Ps.)		Number of non-renewed agreements (1)	Non-renewed agreements (1) annual base rent amount (in millions of Ps.)
Type of business				New andrenewed	Formeragreements
Clothing and footwear	132	19.1	21.7	1,461.8	1,103.6	843	117.3
Restaurant	15	1.5	1.3	1,154,7	803.9	198	21.7
Miscellaneous(2)	27	3.6	7.8	1,111.7	824.4	248	34.2
Home	21	2.1	2.2	693.4	620.7	71	7.2
Services	1	0.0	0.0	790.2	1,865.9	67	4.3
Entertainment	2	0.5	0.1	93.3	70.5	25	5.6
Total	198	27.0	33.1	5,305.1	5,289	1,452	190.3

(1)
Includes vacant stores as of June 30, 2017. Gross leasable area with respect to such vacant stores is included under the type of business of the last tenant to occupy such stores.
(2)
Miscellaneous includes anchor store.

 Principal Terms of our Leases

Under the Argentine Civil and Commercial Code lease terms may not exceed 20 or 50 years, except for leases regulated by Law No. 25,248 which states leases on real property are not subject to term restrictions. Generally, terms of our lease agreements range from three to ten years.

Leasable space in our shopping malls is marketed through an exclusive arrangement with our wholly owned subsidiary and real estate broker Fibesa S.A., or “Fibesa.” We use a standard lease agreement for most tenants at our shopping malls, the terms and conditions of which are described below. However, our largest or “anchor” tenants generally negotiate better terms for their respective leases. No assurance can be given that lease terms will be as set forth in the standard lease agreement.

Rent amount specified in our leases generally is the higher of (i) a monthly Base Rent and (ii) a specified percentage of the tenant’s monthly gross sales in the store, which generally ranges between 3% and 10% of tenant’s gross sales. In addition, pursuant to the rent escalation clause in most of our leases, a tenant’s Base Rent generally increases between 21% and 25% on an annual and cumulative basis from the thirteenth (13th) month of effectiveness of the lease. Although many of our lease agreements contain price adjustment provisions, these are not based on an official index nor do they reflect the inflation index. In the event of litigation, there can be no assurance that we may be able to enforce such clauses contained in our lease agreements.

In addition to rent, we charge most of our tenants an admission right, which must be paid upon execution of the lease agreement and upon its renewal. The admission right is normally paid as a lump sum or in a small number of monthly installments. If the tenants pay this fee in installments, the tenants are responsible for paying the balance of any such unpaid amount if they terminate the lease prior to its expiration. In the event of unilateral termination and/or resolution for breach by the tenants, tenants will not be refunded their admission payment without our consent. We lease our stores, kiosks and spaces in our shopping malls through our wholly-owned subsidiary Fibesa. We charge our tenants a fee for the brokerage services, which usually amounts to approximately three months of the Base Rent plus the admission right.

We are responsible for providing each shopping mall rental unit with electricity, a main telephone switchboard, central air conditioning and a connection to a general fire detection system. We also provide the food court tenants with sanitation and with gas systems connections. Each tenant is responsible for completing all necessary installations within its rental unit, in addition to paying direct related expenses, including electricity, water, gas, telephone and air conditioning. Tenants must also pay for a percentage of total expenses and general taxes related to common areas. We determine this percentage based on different factors. The common area expenses include, among others, administration, security, operations, maintenance, cleaning and taxes.

We carry out promotional and marketing activities to draw consumer traffic to our shopping malls. These activities are paid for with the tenants’ contributions to the Common Promotional Fund, or “CPF,” which is administered by us. Tenants are required to contribute 15% of their rent (Base Rent plus Percentage Rent) to the CPF. We may increase the percentage tenants must contribute to the CPF with up to 25% of the original amount set forth in the corresponding lease agreement for the contributions to the CPF. We may also require tenants to make extraordinary contributions to the CPF to fund special promotional and marketing campaigns or to cover the costs of special promotional events that benefit all tenants. We may require tenants to make these extraordinary contributions up to four times a year provided that each extraordinary contribution may not exceed 25% of the tenant’s preceding monthly lease payment.

Each tenant leases its rental unit as a shell without any fixtures and is responsible for the interior design of its rental unit. Any modifications and additions to the rental units must be pre-approved by us. We have the option to charge the tenant for all costs incurred in remodeling the rental units and for removing any additions made to the rental unit when the lease expires. Furthermore, tenants are responsible for obtaining adequate insurance for their rental units, which must cover, among other things, damage caused by fire, glass breakage, theft, flood, civil liability and workers’ compensation.

Control Systems

We have computer systems equipped to monitor tenants’ sales (except stands) in all of our shopping malls. We also conduct regular audits of our tenants’ accounting sales records in all of our shopping malls. Almost every store in our shopping malls has a point of sale that is linked to our main server. We use the information generated from the computer monitoring system to prepare statistical data regarding, among other things, total sales, average sales and peak sale hours for marketing purposes and as a reference for the internal audit. Most of our shopping mall lease agreements require the tenant to have its point of sale system linked to our server.

Detailed information regarding our shopping malls

Set forth below is certain information regarding our shopping mall portfolio, including the five largest tenants at each shopping mall and certain key lease provisions.

Abasto Shopping, City of Buenos Aires

Opened in 1998, Abasto Shopping is a 171-store shopping mall located in downtown Buenos Aires with direct access from the Carlos Gardel subway station, six blocks from the Once railway terminal, near the highway to Ezeiza International Airport. The main structure is a landmark building which, between 1889 and 1984, was the primary fresh produce market in the City of Buenos Aires. We converted the property into a 116,646 square meter shopping mall (including parking and common areas) with approximately 36,795 square meters of gross leasable area or 40,527 square meters after including Museo de los Niños. Abasto Shopping is the fourth largest shopping mall in Argentina in terms of gross leasable area.

Abasto Shopping has a 27-restaurant food court, a 12-screen movie theatre complex with seating capacity for approximately 3,100 people, covering a surface area of 8,021 square meters, entertainment area and also houses the Museo de los Niños with a surface area of 3,732,8 square meters (the latter is not considered gross leasable area). The shopping mall is distributed over five stories and includes a parking lot for 1,200 vehicles with a surface area of 40,527 square meters.

Abasto Shopping’s target consumers are middle-income individuals between the ages of 25 and 45 whom we believe represent a significant portion of the population in this area of the City of Buenos Aires.

During the fiscal year ended June 30, 2017, Abasto Shopping generated retail sales that totaled approximately Ps.4,604 million, representing sales per square meter of approximately Ps.125,124.8, 13.9% higher than sales recorded in fiscal year 2016. Total rental income increased from Ps.403.2 million in the fiscal year ended June 30, 2016 to Ps.542.2 million for the fiscal year ended June 30, 2017, which represents annual income per gross leasable square meter of Ps.9,964 in fiscal year 2016 and Ps.14,736 in fiscal year 2017.

As of June 30, 2017, Abasto Shopping’s occupancy rate was 96.8%.

Abasto Shopping’s five largest tenants

Abasto Shopping’s five largest tenants (in terms of total gross sales at this shopping mall) accounted for approximately 41.0% of its gross leasable area as of June 30, 2017 and approximately 10.2% of the total Base Rent at this property for the same fiscal year.

The following table provides selected information regarding Abasto Shopping’s five largest tenants as of June 30, 2017:

Tenant	Type of business	GLA (sqm)	GLA (% of total)
Hoyts General Cinema—Theaters	Entertainment	8,021.0	21.8
Neverland Park	Entertainment	3,538.3	9.6
Zara	Clothing and footwear	1,790.0	4.9
Fravega	Technology	885.2	2.4
Stock Center	Clothing and footwear	860.9	2.3
Total		15,095.4	41.0

Abasto Shopping’s tenant mix

The following table sets forth the mix of tenants by type of business at Abasto Shopping as of June 30, 2017:

Type of business (1)	GLA (sqm)	GLA (% of total)
Clothing and footwear	16,316.4	44.3
Entertainment	11,559.3	31.4
Restaurant	3,008.1	8.2
Technology	2,730.7	7.4
Miscellaneous	2,212.5	6.0
Home and houseware	582.6	1.6
Services	385.7	1.1
Total	36,795.3	100.0

(1) Includes vacant stores as of June 30, 2017. Gross leasable area with respect to such vacant stores is included under the type of business of the last tenant to occupy such stores.

Abasto Shopping’s revenues

The following table sets forth selected information relating to the revenues of Abasto Shopping during the periods indicated:

	For the fiscal years ended June 30,
	2017	2016	2015
	(in thousands of Ps.)
Base Rent	276,326	205,899	159,067
Percentage Rent(1)	87,248	84,115	69,186
Total rent	363,574	290,015	228,253
Non traditional publicity	11,491	9,329	7,811
Revenues from admission rights(2)	49,426	38,561	30,024
Management fees	6,989	5,532	4,277
Parking	48,591	40,117	31,656
Commissions	22,509	19,088	10,805
Other	39,640	591	497
Total(3)	542,219	403,231	313,323

(1) Percentage Rent is the revenue based on a specific percentage of gross sales of our tenants.
(2) Admission rights are the fees required from tenants for entering into a lease agreement or a lease agreement renewal.
(3) Consolidated rents. Revenues relating to common maintenance expenses and collective promotion fund are not included.

Abasto Shopping’s lease expirations

The following table includes the lease expiration for Abasto Shopping for existing leases as of June 30, 2017, assuming that none of our tenants exercise their option to renew or terminate their leases prior to expiration:

Agreement expiration	Number of agreements/stores	Square meters due to expire	Due to expire(%)	Amount of lease payments(in millions of Ps.)(2)	Agreements(%)
Vacant Stores(1)	1	171	—	—	—
2017	51	7,430(1)	20.2	53	24.5
2018	40	4,526	12.3	49	22.6
2019	41	18,340	49.8	64	29.4
2020 and subsequent years	38	6,328	17.2	51	23.4
Total	171	36,795.2	100	217	100

(1) Includes vacant stores as of June 30, 2017.
(2) The amount expresses the annual Base Rent as of June 30, 2017 of agreements to expire.

Alto Palermo, City of Buenos Aires

Alto Palermo is a 143-store shopping mall that opened in 1990 in a well-established middle class and densely populated neighborhood named Palermo in the City of Buenos Aires. Alto Palermo is located at the intersection of Santa Fé and Coronel D’az avenues, a few minutes from downtown Buenos Aires with nearby access from the Bulnes subway station. Alto Palermo has a total developed area of 65,029 square meters (including parking) that consists of 18,945 square meters of gross leasable area. Alto Palermo features a food court with 17 restaurant options. Alto Palermo is over four stories high and has a 568-car pay parking lot of 32,405 square meters. Alto Palermo’s customers are middle-income individuals between the ages of 28 and 40.

During the fiscal year ended June 30, 2017, Alto Palermo generated tenant retail sales of approximately Ps.4,169.4 million, 19.2% higher than in fiscal 2016. Sales per square meter reached Ps.220,081 in fiscal 2017. Total rental income increased from Ps.413.8 million in fiscal 2016 to Ps.507.0 million in fiscal 2017, which represents annual income per gross leasable square meter of Ps.26,765 in fiscal year 2017 and Ps.21,819 in fiscal year 2016.

As of June 30, 2017, Alto Palermo’s occupancy rate was 99.3%.

The Alto Palermo expansion project will add approximately 4,000 square meters of gross leasable area to the mall which has the highest sales per square meter in our shopping mall portfolio. The expansion requires moving the food court to a third level and turning it into an innovative format of gourmet space by using the space of an adjacent building we acquired in 2015. The demolition stage of the project was completed during the second quarter of fiscal 2017. See “—Future developments.”

Alto Palermo’s five largest tenants

Alto Palermo’s five largest tenants (in terms of total gross sales) accounted for approximately 31.7% of its gross leasable area at June 30, 2017 and approximately 8.6% of total Base Rent at this property for the same fiscal year.

The following table describes Alto Palermo’s five largest tenants as of June 30, 2017:

Tenant	Type of business	GLA (sqm)	GLA (% of total)
Nike	Clothing and footwear	1,462.1	7.7
Zara	Clothing and footwear	1,384.0	7.3
Wendy’s	Restaurant	1,308.5	6.9
Megatlon	Services	1,141.1	6.0
Just for Sport	Clothing and footwear	724.3	3.8
Total		6,020.0	31.7

Alto Palermo’s tenant mix

The following table sets forth the tenant mix by type of business at Alto Palermo as of June 30, 2017:

Type of business (1)	GLA (sqm)	GLA (% of total)
Clothing and footwear	11,656	61.5
Restaurant	2,891	15.3
Services	1,584	8.4
Miscellaneous	2,012	10.6
Technology	557	2.9
Home & Houseware	245	1.3
Total	18,945	100.0

(1) Includes vacant stores as of June 30, 2017. Gross leasable area with respect to such vacant stores is included under the type of business of the last tenant to occupy such stores.

Alto Palermo’s revenues

The following table sets forth selected information relating to the revenue sources at Alto Palermo for the periods indicated:

	For the fiscal years ended June 30,
	2017	2016	2015
	(in thousands of Ps.)
Base Rent	305,696	226,570	164,542
Percentage Rent(1)	63,553	67,376	56,549
Total rent	369,249	293,946	221,092
Non traditional publicity	13,582	13,970	12,643
Revenues from admission rights(2)	59,534	48,471	35,096
Management fees	6,475	5,142	3,976
Parking	37,085	29,983	22,051
Commissions	20,404	21,903	15,432
Other	720	401	427
Total(3)	507,048	413,815	310,717

(1) Percentage Rent is revenue based on a specific percentage of gross sales of our tenants.
(2) Admission rights are the fees required from tenants for entering into a lease agreement or a lease agreement renewal.
(3) Consolidated rents. Revenues relating to common maintenance expenses and collective promotion fund are not included.

Alto Palermo’s lease expirations

The following table sets forth a schedule of lease expirations for Alto Palermo for existing leases as of June 30, 2017, assuming that none of our tenants exercise their option to renew or terminate their leases prior to expiration:

Expiration(1)	Number of agreements	Square meters due to expire	Due to expire(%)	Amount of lease payments(in millions of Ps.)(2)	Agreements(%)
Vacant Store	4	364	1.9	—	—
2017	37	4,628	24.4	57	23.9
2018	51	7,532	39.8	85	35.8
2019	30	2,679	14.1	50	21.3
2020 and subsequent years	21	3,741	19.7	45	19.0
Total	143	18,945	100	237	100

(1) Includes vacant stores as of June 30, 2017.
(2) The amount expresses the annual Base Rent as of June 30, 2017 of agreements due to expire.

Alto Avellaneda, Greater Buenos Aires Area

Alto Avellaneda is a 136-store suburban shopping mall that opened in October 1995 and is located in the City of Avellaneda, which is on the southern border of the City of Buenos Aires. This shopping mall is located next to a railway terminal and is close to downtown Buenos Aires. Alto Avellaneda has a total developed area of 108,598.8 square meters (including parking) which consists of 36,063.1 square meters of gross leasable area. The shopping mall has a Multiplex cinema with six screens, the first Walmart superstore in Argentina, an entertainment mall, a food court with 19 restaurants and two anchor stores, Falabella, which opened on April 28, 2008 and Zara which opened on September 27, 2011. Walmart (not included in gross leasable area) purchased the space it occupies, but it pays its pro rata share of the common charges of Alto Avellaneda’s parking lot. The shopping mall has a 2,400-car free parking lot consisting of 47,856 square meters. Alto Avellaneda Shopping’s target customers are of middle-income individuals between the ages of 25 and 40.

On December 30, 2015, we signed an agreement to acquire a plot of land of approximately 3,822 square meters located in Avellaneda, Province of Buenos Aires, for a potential expansion of the Alto Avellaneda shopping mall.

During fiscal 2017, Alto Avellaneda generated tenant retail sales of approximately Ps.4,344.2 million, which represents year-on-year growth of 14.9% compared to fiscal 2016. Sales per square meter as of June 30, 2017 were Ps.120,461.1. Total rental income increased from Ps.279.9 million for fiscal 2016 to Ps.343.9 million for fiscal 2017, which represents annual income per gross leasable square meter of Ps.7,801 in fiscal year 2016 and Ps.9,537 in fiscal year 2017.

As of June 30, 2017, Alto Avellaneda’s occupancy rate was 99.3%.

Alto Avellaneda’s five largest tenants

Alto Avellaneda’s five largest tenants (in terms of total gross sales at this shopping mall) accounted for approximately 53.8% of its gross leasable area as of June 30, 2017, and approximately 15.7% of total Base Rent for the same fiscal year.

The following table sets forth selected information regarding Alto Avellaneda’s five largest tenants as of June 30, 2017:

Tenant	Type of business	GLA (sqm)	GLA (% of total)
Falabella	Department Store	11,629	32
Bingo	Entertainment	2,470	7
Atlas	Entertainment	2,434	7
Zara	Clothing and footwear	1,585	4
Sacoa	Entertainment	1,289	4
Total		19,407	54

Alto Avellaneda’s tenant mix

The following table sets forth the mix of tenants by type of business at Alto Avellaneda as of June 30, 2017:

Type of business (1)	GLA (sqm)	GLA (% of total)
Clothing and footwear	12,290	34.1
Department Store	11,629	32.2
Entertainment	6,193	17.2
Miscellaneous	1,686	4.7
Technology	1,717	4.8
Restaurant	1,704	4.7
Services	529	1.5
Home & Houseware	315	0.9
Total	36,063	100.0

(1) Includes vacant stores as of June 30, 2017. Gross leasable area with respect to such vacant stores is included under the type of business of the last tenant to occupy such stores.

Alto Avellaneda’s revenues

The following table sets forth selected information relating to revenues for Alto Avellaneda for the fiscal years indicated:

	For the fiscal years ended June 30,
	2017	2016	2015
	(in thousands of Ps.)
Base Rent	219,715	162,068	116,161
Percentage Rent(1)	67,951	68,335	56,034
Total rent	287,666	230,404	172,195
Non traditional publicity	5,362	4,762	4,106
Revenues from admission rights(2)	30,086	24,920	19,587
Management fees	5,977	4,746	3,670
Commissions	14,365	14,755	8,594
Other	475	363	362
Total(3)	343,930	279,949	208,515

(1) Percentage Rent is based on a specific percentage of gross sales of our tenants.
(2) Admission rights are the fees payable by our tenants for entering into a lease agreement or a lease agreement renewal.
(3) Consolidated rents. Does not include revenues relating to common maintenance expenses and our collective promotion fund.

Alto Avellaneda’s lease expirations

The following table sets forth a schedule of lease expirations at Alto Avellaneda for existing leases as of June 30, 2017, assuming that none of our tenants exercise their option to renew or terminate their leases prior to expiration:

Expiration(1)	Number of agreements/stores	Square meters due to expire	Due to expire(%)	Amount of lease payments(in millions of Ps.)(2)	Agreements(%)
Vacant Stores	3	80	0.2	—	—
2017	27	5,707	15.8	38	21.6
2018	50	18,798	52.1	59	33.1
2019	43	6,552	18.2	59	33.1
2020 and subsequent years	13	4,926	13.7	22	12.2
Total	136	36,063	100	178	100

(1) Includes vacant stores as of June 30, 2017.
(2) The amount expresses the annual Base Rent as of June 30, 2017 of agreements due to expire.

Buenos Aires Design, City of Buenos Aires

Buenos Aires Design opened in 1993 and currently features 62 stores specialized in decoration and home appliances. We own a 53.7% interest in ERSA, the company which has the concession to operate Buenos Aires Design. ERSA’s other shareholder is Hope Funds S.A., which has a 46.3% interest.

As a result of a public auction, in February 1991, the City of Buenos Aires granted ERSA a 20-year concession to use a plot of land in the Centro Cultural Recoleta. The concession’s effective date was November 19, 1993 and was set to expire on November 18, 2013. In 2010, the government of the Buenos Aires City, pursuant to Decree No. 867/2010, extended the concession term for an additional five-year period, and the expiration date of the agreement was extended to November 18, 2018. The concession agreement requires that ERSA pays the City of Buenos Aires a fixed amount per year which is adjusted annually. It establishes that the concession may be terminated for any of the following reasons: material breach of the obligations of the parties, which with regard to ERSA include: (i) breach of applicable law, (ii) change of the purpose of the area under concession, (iii) non-payment of the monthly fee for two consecutive periods, (iv) destruction or abandonment of the area under concession, (v) bankruptcy or liquidation, or (vi) restitution of the plot of land under concession, which shall only take place for public interest reasons.

In June 1991, we entered into an agreement with the shareholders of ERSA providing for our administration of Buenos Aires Design for a monthly administration fee of 10% of the net expenditures of expenses.

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

Buenos Aires Design has a total developed area of 26,131.5 square meters (including parking) that consists of 13,697 square meters of gross leasable area. The shopping mall has nine restaurants anchored by the Hard Rock Cafe and a terrace that covers approximately 3,700 square meters. Buenos Aires Design is spread over two floors and has a 174-car pay parking lot. Buenos Aires Design’s target customers are upper-middle income individuals between the ages of 25 and 45.
During fiscal year 2017, Buenos Aires Design generated tenant retail sales of approximately Ps.536.6 million, which represents year-on-year growth of 29.7% compared to fiscal 2016 and retail sales of approximately Ps.39,176.4 per square meter. Total rental income increased from Ps.47.2 million for fiscal 2016 to Ps.55.8 million for fiscal 2017, which represents annual income per gross leasable square meter of Ps.3,403 in fiscal 2016 and Ps.4,077 in fiscal 2017.

As of June 30, 2017, Buenos Aires Design’s occupancy rate was 97.2%.

Buenos Aires Design’s five largest tenants

Buenos Aires Design’s five largest tenants (in terms of total gross sales at this shopping mall) accounted for approximately 41% of Buenos Aires Design’s gross leasable area as of June 30, 2017 and approximately 15.6% of the total Base Rent at this property for the same fiscal year.

The following table contains selected information regarding Buenos Aires Design’s five largest tenants as of June 30, 2017:

Tenant	Type of business	GLA (sqm)	GLA (% of total)
Auditorio	Miscellaneous	2,041.1	15.2
Hard Rock Cafe	Restaurant	1,215.9	9.1
Morph	Home & Houseware	1,032.3	7.7
Prima Fila	Restaurant	668.0	5.0
Michael Thonet	Home & Houseware	540.6	4.0
Total		5,947.9	41.0

Buenos Aires Design’s tenant mix

The following table sets forth the mix of tenants by type of business at Buenos Aires Design as of June 30, 2017:

Type of business (1)	GLA (sqm)	GLA (% of total)
Home & Houseware	7,983	58.3
Restaurant	3,439	25.1
Miscellaneous	2,091	15.3
Technology	184	1.3
Total	13,697	100.0

(1) Includes vacant stores as of June 30, 2017. Gross leasable area with respect to such vacant stores is included under the type of business of the last tenant to occupy such stores.

Buenos Aires Design’s revenues

The following table sets forth selected information relating to the revenues of Buenos Aires Design during the fiscal years indicated:

	For the fiscal years ended June 30,
	2017	2016	2015
	(in thousands of Ps.)
Base Rent	31,328	27,257	22,603
Percentage Rent(1)	2,763	2,164	1,616
Total rent	34,091	29,421	24,219
Non traditional publicity	1,812	1,543	1,031
Revenues from admission rights(2)	3,862	3,585	2,720
Management fees	3,591	2,808	2,172
Parking	10,562	7,944	6,184
Commissions	1,800	1,777	1,599
Other	121	81	25
Total(3)	55,837	47,160	37,950

(1) Percentage Rent is based on a specific percentage of gross sales of our tenants.
(2) Admission rights are the fees payable by our tenants for entering into a lease agreement or a lease agreement renewal.
(3) Consolidated rents. It does not reflect our interest in Emprendimiento Recoleta S.A. Revenues relating to common maintenance expenses and collective promotion fund are not included.

Buenos Aires Design’s lease expirations

The following table shows a schedule of lease expirations at Buenos Aires Design for existing leases as of June 30, 2017, assuming that none of our tenants exercise their option to renew or terminate their leases prior to expiration:

Expirations(1)	Number of agreements/stores	Square meters due to expire	Due to expire(%)	Amount of lease payment(in millions of Ps.)(2)	Agreements(%)
Vacant Stores	2	531	4.0	—	—
2017	18	3,585	26.0	6.4	21.4
2018	10	1,067	7.8	6.7	22.3
2019	30	8,349	61.0	15.8	52.8
2020 and subsequent years	1	165	1.2	1.1	3.5
Total	61	13,697	100	29.9	100

(1) Includes vacant stores as of June 30, 2017.
(2) The amount expresses the annual Base Rent as of June 30, 2017 of agreements due to expire.

Alcorta Shopping, City of Buenos Aires

Alcorta Shopping is a 113-store shopping mall which opened in 1992, and is located in the residential area of Palermo Chico, one of the most exclusive areas in the City of Buenos Aires, a short drive from downtown Buenos Aires. Alcorta Shopping has a total developed area of approximately 87,553.8 square meters (including parking) that consists of 15,612.8 square meters of gross leasable area. Alcorta Shopping has a two-screen movie theater, a food court with 11 restaurants and a Carrefour hypermarket on the ground floor. Carrefour purchased the space it occupies but pays its pro rata share of the common charges of the shopping mall’s parking lot. The shopping mall is spread out over three levels and has a pay parking lot for approximately 1,300 cars. Alcorta Shopping’s targeted clientele consists of high-income individuals between the ages of 30 and 45.

In recent years Alcorta Shopping has gained importance in the fashion retail industry. It is a place chosen by emerging designers to promote and sell their new brands. A no less important fact is that 69% of our Alcorta Shopping customers are frequent or habitual customers.

During fiscal 2017, Alcorta Shopping generated tenant retail sales of approximately Ps.2,207 million, which represents fiscal year sales of approximately Ps.141,358.6 per square meter and a year-on-year growth of 16.2%. Total rental income increased from Ps.194.0 million for fiscal 2016 to Ps.238.4 million for fiscal 2017, which represents annual income per gross leasable square meter of Ps.12,217 in fiscal year 2016 and Ps.15,267 in fiscal year 2017.

As of June 30, 2017, Alcorta Shopping’s occupancy rate was 98.1%.

Alcorta Shopping’s five largest tenants

Alcorta Shopping’s five largest tenants (in terms of total gross sales at this shopping mall) accounted for approximately 27.8% of its gross leasable area as of June 30, 2017 and approximately 9.8% of total Base Rent at this property for the same fiscal year.

The following table provides selected information about Alcorta Shopping’s five largest tenants as of June 30, 2017:

Tenant	Type of business	GLA (sqm)	GLA (% of total)
Megatlon	Services	1,465	9.4
Zara	Clothing and footwear	1,100	7.0
Atlas	Entertainment	966	6.2
Rapsodia	Clothing and footwear	413	2.6
Nike	Clothing and footwear	401	2.6
Total		4,345	27.8

Alcorta Shopping’s tenant mix

The following table sets forth the mix of tenants by type of business at Alcorta Shopping as of June 30, 2017:

Type of business (1)	GLA (sqm)	GLA (% of total)
Clothing and footwear	9,229	59.1
Entertainment	966	6.2
Services	2,188	14.0
Restaurant	1,370	8.8
Miscellaneous	1,097	7.0
Home & Houseware	434	2.8
Technology	329	2.1
Total	15,613	100.0

(1) Includes vacant stores as of June 30, 2017. Gross leasable area with respect to such vacant stores is included under the type of business of the last tenant to occupy such stores.

Alcorta Shopping’s revenues

The following table sets forth selected information relating to the revenues of Alcorta Shopping during the following fiscal years:

	For the fiscal years ended June 30,
	2017	2016	2015
	(in thousands of Ps.)
Base Rent	139,965	100,170	72,331
Percentage Rent(1)	34,708	44,465	36,534
Total rent	174,674	144,635	108,865
Non traditional publicity	6,511	5,341	4,411
Revenues from admission rights(2)	25,994	20,042	15,893
Management fees	2,111	1,676	1,296
Parking	17,713	14,709	10,751
Commissions	11,156	7,258	7,943
Other	197	297	160
Total(3)	238,355	193,959	149,318

(1) Percentage Rent is based on a specific percentage of gross sales of our tenants.
(2) Admission rights are the fees payable by our tenants for entering into a lease agreement or a lease agreement renewal.
(3) Consolidated rents. Revenues relating to common maintenance expenses and collective promotion fund are not included.

Alcorta Shopping lease expirations

The following table shows a schedule of estimated lease expirations at Alcorta Shopping for existing leases as of June 30, 2017, assuming that none of our tenants will exercise their option to renew or terminate their leases prior to expiration:

Expiration (1)	Number of agreements/stores	Square meters due to expire	Due to expire(%)	Amount of lease payments(in millions of Ps.)(2)	Agreements(%)
Vacant Stores	2	1,127	7.2	—	—
2017	32	2,834	18.2	22	18.8
2018	31	5,026	32.1	44	36.6
2019	31	3,896	25.0	33	27.9
2020 and subsequent years	17	2,730	17.5	20	16.7
Total	113	15,613	100	119	100

(1) Includes vacant stores as of June 30, 2017.

(2) The amount expresses the annual Base Rent as of June 30, 2017 of agreements due to expire.

Patio Bullrich, City of Buenos Aires

Patio Bullrich is a 91-store shopping mall which opened in 1988 and the first shopping mall to launch operations in the City of Buenos Aires. Patio Bullrich is located in the Recoleta neighborhood, one of the most prosperous areas of the City of Buenos Aires. This district is a residential, cultural and tourist center that includes distinguished private homes, historical sites, museums, theatres and embassies. The shopping mall is located within walking distance of the most prestigious hotels of the City of Buenos Aires and the subway, bus and train systems. Additionally, the shopping mall is only 10 minutes by car from downtown Buenos Aires.

Patio Bullrich has a total developed area of 29,982 square meters (including parking) that consist of 11,760 square meters of gross leasable area and common areas covering 12,472 square meters. The shopping mall has a four-screen multiplex movie theater with 1,381 seats and a food court with 13 providers. The shopping mall is spread out over four levels and has a pay parking lot for 215 cars in an area consisting of 4,825 square meters.

Patio Bullrich is one of the most successful shopping malls in Argentina in terms of sales per square meter. Its target consumers consist of high-income individuals over 40 years of age.

During fiscal 2017, Patio Bullrich generated tenant retail sales of approximately Ps.1,236.5 million, which represents annual sales of approximately Ps.105,148.2 per square meter and an increase of 16.5% compared to fiscal 2015. Total rental income increased from Ps.123.4 million for fiscal 2016 to Ps.145.8 million for fiscal 2017, which represents monthly revenues per gross leasable square meter of Ps.10,473 in fiscal year 2016 and Ps.12,399 in fiscal year 2017.

As of June 30, 2017, Patio Bullrich’s occupancy rate was 97.6%.

Patio Bullrich’s five largest tenants

Patio Bullrich’s five largest tenants (in terms of total gross sales at the shopping mall) accounted for approximately 32.5% of its gross leasable area at June 30, 2017 and approximately 10.6% of total Base Rent at this property for the same fiscal year.

The following table sets forth selected information about Patio Bullrich’s five largest tenants as of June 30, 2017:

Tenant	Type of business	GLA(sqm)	GLA(% of total)
Atlas	Entertainment	1,297	11.0
Zara	Clothing and footwear	786	6.7
Rouge Internacional	Miscellaneous	600	5.1
Etiqueta Negra	Clothing and footwear	576	4.9
Life Center	Services	565	4.8
Total		3,824	32.5

Patio Bullrich’s tenant mix

The following table sets forth the tenant mix by type of business at Patio Bullrich as of June 30, 2017:

Type of business(1)	GLA(sqm)	GLA(% of total)
Clothing and footwear	5,058	43.0
Miscellaneous	2,608	22.2
Entertainment	2,069	17.6
Restaurant	936	8.0
Services	686	5.8
Home & Houseware	403	3.4
Total	11,760	100.0

(1) Includes vacant stores as of June 30, 2017. Gross leasable area with respect to such vacant stores is included under the type of business of the last tenant to occupy such stores.

Patio Bullrich’s revenues

The following table sets forth selected information relating to the revenues of Patio Bullrich during the fiscal years indicated:

	For the fiscal years ended June 30,
	2017	2016	2015
	(in thousands of Ps.)
Base Rent	80,620	67,487	56,754
Percentage Rent(1)	16,994	15,750	13,351
Total rent	97,614	83,238	70,105
Non traditional publicity	2,759	2,033	1,824
Revenues from admission rights(2)	15,490	14,489	12,753
Management fees	5,107	4,056	3,136
Parking	17,897	14,480	11,537
Commissions	6,617	4,897	4,671
Other	318	203	117
Total(3)	145,803	123,395	104,142

(1) Percentage Rent is based on a specific percentage of gross sales of our tenants.
(2) Admission rights are the fees payable by our tenants for entering into a lease agreement or a lease agreement renewal.
(3) Consolidated rents. Revenues relating to common maintenance expenses and collective promotion fund are not included.

Patio Bullrich’s lease expirations

The following table shows a schedule of lease expirations at Patio Bullrich for existing leases as of June 30, 2017, assuming that none of our tenants will exercise their option to renew or terminate their leases prior to expiration:

Expiration (1)	Number of agreements/stores	Square meters due to expire	Due to expire(%)	Amount of lease payments(in millions of Ps.)(2)	Agreements(%)
Vacant Stores	4	650	6	—	—
2017	25	2,729	23	21	28
2018	22	3,658	31	26	35
2019	27	2,828	24	20	27
2020 and subsequent years	13	1,895	16	8	11
Total	91	11,760	100	74	100

(1) Includes vacant stores as of June 30, 2017.
(2) The amount expresses the annual Base Rent as of June 30, 2017 of agreements due to expire.

Alto NOA, City of Salta, Province of Salta

Alto Noa is a 90-store shopping mall that opened in 1994, located in the City of Salta, the capital of the Province of Salta, in the northwestern region of Argentina. The Province of Salta has a population of approximately 1.2 million with approximately 600,000 people living in the City of Salta. Alto Noa has a total developed area of approximately 30,876 square meters (including parking) which consists of 19,058.9 square meters of gross leasable area. Alto Noa has a food court with 13 restaurants, a large entertainment mall, a supermarket and a multiplex cinema with eight screens. Alto Noa occupies one floor and has a free parking lot that can accommodate 523 cars. Alto Noa’s target customers are middle-income individuals between the ages of 28 and 40.

During fiscal 2017, Alto Noa generated tenant retail sales of approximately Ps.1,586.8 million, which represents annual retail sales of approximately Ps.84,815.2 per square meter and an increase of 15.9% compared to fiscal 2016. Total rental income increased from Ps.75.7 million in fiscal 2016 to Ps.88.5 million in fiscal 2017, which represents annual income per gross leasable square meter of Ps.3,977 in fiscal year 2016 and Ps.4,644 in fiscal year 2017.

As of June 30, 2017, Alto NOA’s occupancy rate was 99.4%.

Alto NOA’s five largest tenants

Alto NOA’s five largest tenants (in terms of total gross sales at this shopping mall) accounted for approximately 58.1% of its gross leasable area at June 30, 2017 and 14.8% of the total rent receipts at this property for the same fiscal year.

The following table sets forth selected information about Alto NOA’s five largest tenants as of June 30, 2017:

Tenant	Type of business	GLA(sqm)	GLA(% of total)
Hoyts General Cinema-Salas	Entertainment	3,808	20.0
Carrefour	Other	3,081	16.2
Neverland Park	Entertainment	1,842	9.7
YPF	Other	1,812	9.5
Boulevard Casino	Entertainment	520	2.7
Total		11,063	58.1

Alto NOA’s tenant mix

The following table sets forth the mix of tenants by type of business at Alto NOA:

Type of business (1)	GLA(sqm)	GLA(% of total)
Entertainment	6,265	32.9
Miscellaneous	5,704	29.9
Clothing and footwear	4,138	21.7
Technology	1,214	6.4
Restaurant	1,154	6.1
Services	379	2.0
Home & Houseware	206	1.1
Total	19,059	100.0

(1) Includes vacant stores as of June 30, 2017. Gross leasable area with respect to such vacant stores is included under the type of business of the last tenant to occupy such stores.

Alto NOA’s revenues

The following table sets forth selected information relating to the revenues of Alto NOA during the fiscal years indicated:

	For the fiscal years ended June 30,
	2017	2016	2015
	(in thousands of Ps.)
Base Rent	47,457	37,712	25,789
Percentage Rent(1)	30,413	29,182	21,021
Total rent	77,870	66,895	46,810
Non traditional publicity	1,047	1,123	543
Revenues from admission rights(2)	4,888	3,862	2,707
Management fees	633	503	389
Commissions	3,604	3,093	1,673
Other	473	249	220
Total(3)	88,515	75,724	52,342

(1) Percentage Rent is on a specific percentage of gross sales of our tenants.
(2) Admission rights are the fees payable by our tenants for entering into a lease agreement or a lease agreement renewal.
(3) Consolidated rents. Revenues relating to common maintenance expenses and collective promotion fund are not included.

Alto NOA’s lease expirations

The following table shows a schedule of estimated lease expirations at Alto NOA during the periods indicated for existing leases as of June 30, 2017, assuming that none of our tenants exercise their option to renew or terminate their leases prior to expiration:

Expiration (1)	Number of agreements/stores	Square meters due to expire	Due to expire (%)	Amount of lease payments(in millions of Ps.) (2)	Agreements (%)
Vacant Stores	1	115	1	—	—
2017	23	3,513	18	9	22
2018	20	6,700	35	11	28
2019	28	2,649	14	12	29
2020 and subsequent years	18	6,082	32	8	21
Total	90	19,059	100	40	100

(1) Includes vacant stores as of June 30, 2017.
(2) The amount expresses the annual Base Rent as of June 30, 2017 of agreements due to expire.

Mendoza Plaza, City of Mendoza, Province of Mendoza

Mendoza Plaza is a 142-store shopping mall which opened in 1992 and is located in the City of Mendoza, the capital of the Province of Mendoza. The City of Mendoza is the fourth largest city in Argentina with a population of approximately 1.0 million. Mendoza Plaza Shopping consists of 42,867.1 square meters of GLA and has a multiplex cinema covering an area of approximately 3,659 square meters with ten screens, the Chilean department store Falabella, a food court with 18 restaurants, an entertainment mall and a supermarket, which is also a tenant. The shopping mall has two levels and offers free parking for up to 1,718 cars. Mendoza Plaza’s target consumers are middle-income individuals between the ages of 28 and 40.

During fiscal 2017, Mendoza Plaza generated tenant retail sales of approximately Ps.2,734 million, which represents growth of 15.4% compared to fiscal 2016. Sales per square meter were approximately Ps.63,778.5 in fiscal 2017. Total rental income increased from Ps.124.1 million in fiscal 2016 to Ps.148.2 million in fiscal 2017, which represents annual income per gross leasable square meter of Ps.2,952 in fiscal year 2016 and Ps.3,458 in fiscal year 2017.

As of June 30, 2017, Mendoza Plaza’s occupancy rate was 97.2%.

Mendoza Plaza’s five largest tenants

Mendoza Plaza’s five largest tenants (in terms of total gross sales in this shopping mall) accounted for approximately 52.6% of its gross leasable area at June 30, 2017 and 18.3% of the total Base Rent at this property for the same fiscal year.

The following table sets forth selected information about Mendoza Plaza’s five largest tenants as of June 30, 2017:

Tenant	Type of business	GLA(sqm)	GLA(% of total)
Falabella	Department Store	8,563	20.0
Super Plaza Vea	Supermarket	4,419	10.3
Neverland Park	Entertainment	3,693	8.6
Village Cinemas	Entertainment	3,659	8.6
Dragon Bowling	Entertainment	2,122	5.0
Total		22,456	52.5

Mendoza Plaza’s tenant mix

The following table sets forth the mix of tenants by type of business at Mendoza Plaza as of June 30, 2017:

Type of business (1)	GLA(sqm)	GLA(% of total)
Entertainment	12,249	28.6
Miscellaneous	7,863	18.3
Department Store	8,563	20.0
Clothing and Footwear	8,166	19.0
Technology	2,890	6.7
Restaurant	1,644	3.8
Services	1,085	2.5
Home & Houseware	407	0.9
Total	42,867	100.0

(1)
Includes vacant stores as of June 30, 2017. Gross leasable area with respect to such vacant stores is included under the type of business of the last tenant to occupy such stores.

Mendoza Plaza’s revenues

The table sets forth selected information relating to the revenues of Mendoza Plaza during the fiscal years indicated:

	For the fiscal years ended June 30,
	2017	2016	2015
	(in thousands of Ps.)
Base Rent	82,567	62,806	45,127
Percentage Rent(1)	42,784	43,619	38,013
Total rent	125,351	106,425	83,140
Non traditional publicity	2,390	2,620	1,600
Revenues from admission rights(2)	7,671	6,287	4,071
Management fees	3,414	2,663	2,005
Commissions	6,053	5,081	3,521
Other	3,359	1042	878
Total(3)	148,239	124,118	95,214

(1) Percentage Rent is based on a specific percentage of gross sales of our tenants.
(2) Admission rights are the fees payable by our tenants for entering into a lease agreement or a lease agreement renewal.
(3) Consolidated rents. Revenues relating to common maintenance expenses and collective promotion fund are not included.

Mendoza Plaza’s lease expirations

The following table shows a schedule of estimated lease expirations at Mendoza Plaza for existing leases as of June 30, 2017, assuming that none of our tenants will exercise their option to renew or terminate their leases prior to expiration:

Expiration (1)	Number of agreements/stores	Square meters due to expire	Due to expire (%)	Amount of lease payments(in millions of Ps.) (2)	Agreements (%)
Vacant Stores	10	2,926	7	—	—
2017	27	13,078	31	16	23
2018	25	8,339	20	14	21
2019	46	15,108	35	23	34
2020 and subsequent years	34	3,416	8	15	22
Total	142	42,867	100	68	100

(1) Includes vacant stores as of June 30, 2017.
(2) The amount expresses the annual Base Rent as of June 30, 2017 of agreements due to expire.

Alto Rosario, City of Rosario, Province of Santa Fé

Alto Rosario is a 150-store shopping mall located in the City of Rosario, Province of Santa Fé, the third largest city in Argentina in terms of population. It has a total developed area of approximately 100,750 square meters which consists of 31,807.9 square meters of gross leasable area (excluding Museo de los Niños). Alto Rosario has a food court with 18 restaurants, a large entertainment mall, a supermarket and a Showcase cinema with 14 state-of-the-art screens. The shopping mall occupies one floor and has a free parking lot for 1,716 cars. Alto Rosario’s targeted consumers are middle-income individuals between the ages of 28 and 40.

During fiscal 2017, Alto Rosario generated tenant retail sales of approximately Ps.3,175.4 million, which represents an increase of 20.8% compared to fiscal 2016. Sales per square meter were approximately Ps.100,830.5 in fiscal 2017. Total rental income increased from Ps.189.3 million in fiscal 2016 to Ps.247.2 million in fiscal 2017, which represents annual income per gross leasable square meter of Ps.6,299 in fiscal year 2016 and Ps.7,771 in fiscal year 2017.

As of June 30, 2017, Alto Rosario’s occupancy rate was 99.6%.

Alto Rosario’s five largest tenants

Alto Rosario’s five largest tenants (in terms of total gross sales at this shopping mall) accounted for approximately 36.7% of its gross leasable area at June 30, 2017 and 9.3% of the total Base Rent at this property for the same fiscal year.

The following table sets forth selected information regarding Alto Rosario’s five largest tenants as of June 30, 2017:

Tenant	Type of business	GLA (sqm)	GLA(% of total)
Showcase Cinema	Entertainment	8,984	28.3
Sacoa	Entertainment	780	2.5
Sport 78	Clothing and footware	672	2.1
Rock&Feller	Restaurant	616	1.9
Interio	Home & Houseware	602	1.9
Total		11,654	36.7

Alto Rosario’s tenant mix

The following table sets forth the tenant mix by type of business at Alto Rosario as of June 30, 2017:

Type of business (1)	GLA (sqm)	GLA(% of total)
Clothing and footwear	14,511	45.6
Entertainment	9,774	30.7
Miscellaneous	2,069	6.5
Restaurant	2,107	6.6
Home & Houseware	1,750	5.5
Technology	1,539	4.8
Services	58	0.2
Total	31,808	100.0

(1) Includes vacant stores as of June 30, 2017. Gross leasable area with respect to such vacant stores is included under the type of business of the last tenant to occupy such stores.

Alto Rosario’s revenues

The following table sets forth selected information relating to the revenues of Alto Rosario during the following fiscal years:

	For the fiscal years ended June 30,
	2017	2016	2015
	(in thousands of Ps.)
Base Rent	139,032	98,034	70,324
Percentage Rent(1)	70,267	62,657	53,567
Total rent	209,300	160,691	123,891
Non traditional publicity	2,936	3,146	2,526
Revenues from admission rights(2)	20,216	14,960	9,230
Management fees	2,506	1,990	1,539
Commissions	11,677	7,834	8,123
Other	556	713	453
Total(3)	247,190	189,335	145,762

(1) Percentage Rent is the revenue based on a specific percentage of gross sales of our tenants.
(2) Admission rights are the fees required from tenants for entering into a lease agreement or a lease agreement renewal.
(3) Consolidated rents. Revenues relating to common maintenance expenses and collective promotion fund are not included.

Alto Rosario’s lease expirations

The following table shows a schedule of estimated lease expirations at Alto Rosario for existing leases as of June 30, 2017, assuming that none of our tenants exercises their option to renew or terminate their leases prior to expiration:

Expiration (1)	Number of agreements/stores	Square meters due to expire	Due to expire(%)	Amount of lease payments(in millions of Ps.)(2)	Agreements(%)
Vacant Store	7	3,060	10	—	—
2017	24	3,072	10	16	15
2018	52	6,581	21	38	34
2019	29	3,646	11	23	21
2020 and subsequent years	38	15,449	49	32	30
Total	150	31,808	100	110	100

(1) Includes vacant stores as of June 30, 2017.
(2) The amount expresses the annual Base Rent as of June 30, 2017 of agreements due to expire.

Córdoba Shopping—Villa Cabrera, City of Córdoba

Córdoba Shopping Villa Cabrera covers a surface area of 35,000 square meters, with 15,445 square meters being gross leasable area. Córdoba Shopping has 108 commercial stores, a 12-screen multiplex cinema and parking lot for 1,500 vehicles, located in Villa Cabrera, City of Córdoba, Province of Córdoba.

During the fiscal year ended June 30, 2017, Córdoba Shopping generated tenant retail sales of approximately Ps.1,177.7 million, which represent growth of 18.8% compared to fiscal 2016. Sales per square meter were approximately Ps.76,252 in fiscal 2017. Total rental income increased from Ps.70.3 million in fiscal 2016 to Ps.87.8 million in fiscal 2017, which represents annual income per gross leasable square meter of Ps.4,512 in fiscal year 2016 and Ps.5,682 in fiscal year 2017.

As of June 30, 2017, Córdoba Shopping’s occupancy rate was 98.1%.

Córdoba Shopping—Villa Cabrera’s five largest tenants

Córdoba Shopping’s five largest tenants (in terms of total gross sales at this shopping mall) accounted for approximately 45.2% of its gross leasable area as of June 30, 2017 and approximately 7.5% of the total Base Rent at this property for the same fiscal year.

The following table sets forth selected information regarding Córdoba Shopping’s five largest tenants as of June 30, 2017:

Tenant	Type of business	GLA (sqm)	GLA(% of total)
Showcase Cinema	Entertainment	5,443	35.2
Garbarino	Technology	497	3.2
Neverland Park	Entertainment	400	2.6
Nike	Clothing and footwear	380	2.5
New Sport	Clothing and footwear	263	1.7
Total		6,982	45.2

Córdoba Shopping—Villa Cabrera’s tenant mix

The following table sets forth the tenant mix in terms of types of business in Córdoba Shopping as of June 30, 2017:

Type of business (1)	GLA (sqm)	GLA(% of total)
Clothing and footwear	6,530	42.3
Entertainment	5,844	37.8
Miscellaneous	700	4.5
Restaurant	1,054	6.8
Technology	535	3.5
Services	555	3.6
Home & Houseware	226	1.5
Total	15,445	100.0

(1) Includes vacant stores as of June 30, 2017. Gross leasable area with respect to such vacant stores is included under the type of business of the last tenant to occupy such stores.

Revenues from Córdoba Shopping—Villa Cabrera

The following table sets forth selected information relating to the revenues of Córdoba Shopping during the fiscal years indicated:

	For the fiscal years ended June 30,
	2017	2016	2015
	(in thousands of Ps.)
Base Rent	41,202	30,920	24,526
Percentage Rent(1)	32,889	28,594	23,039
Total rent	74,091	59,514	47,564
Non traditional publicity	1,695	2,445	1,843
Revenues from admission rights(2)	4,799	3,590	3,260
Management fees	2,830	2,173	1,580
Commissions	3,947	2,253	1,841
Other	390	327	198
Total (3)	87,752	70,302	56,286

(1) Percentage Rent is the revenue based on a specific percentage of gross sales of our tenants.
(2) Admission rights are the fees required from tenants for entering into a lease agreement or a lease agreement renewal.
(3) Consolidated rents. Revenues relating to common maintenance expenses and collective promotion fund are not included.

Córdoba Shopping—Villa Cabrera’s lease expirations

The following table shows a schedule of estimated lease expirations for Córdoba Shopping during the periods indicated for existing leases as of June 30, 2017, assuming that none of our tenants exercise their option to renew or terminate their leases prior to expiration:

Expiration (1)	Number of agreements/stores	Square meters due to expire	Due to expire(%)	Amount of lease payments(in millions of Ps.)(2)	Agreements(%)
Vacant Stores	5	314	2	—	—
2017	26	2,666	17	8	21
2018	29	7,921	51	9	26
2019	29	2,208	14	11	32
2020 and subsequent years	19	2,336	15	8	21
Total	108	15,445	100	36	100

(1) Includes vacant stores as of June 30, 2017.
(2) The amount expresses the annual Base Rent as of June 30, 2017 of agreements to expire.

Dot Baires Shopping, City of Buenos Aires

Dot Baires Shopping opened in May 2009. It has four floors and three underground levels, covering a surface area of 173,000 square meters, of which 49,499.1 square meters constitutes gross leasable area, comprising 158 retail stores, a hypermarket, a ten-screen multiplex cinema and parking space for 2,200 vehicles.

Dot Baires Shopping is located at the intersection of Avenida General Paz and the Panamerican Highway in the neighborhood of Saavedra in the City of Buenos Aires, and is the largest shopping mall in Buenos Aires in terms of square meters. As of June 30, 2017, we owned an 80% equity interest in Panamerican Mall S.A.

During the fiscal year ended June 30, 2017, Dot Baires Shopping generated tenant retail sales of approximately Ps.3,747.7 million, which represents an increase of 15.2% compared to fiscal 2016, and fiscal year sales of approximately Ps.75,712.6 per square meter in fiscal 2017. Total rental income increased from Ps.271.4 million in fiscal 2016 to Ps.333.0 million in fiscal 2017, which represents annual income per gross leasable square meter of Ps.5,468 in fiscal year 2016 and Ps.6,727 in fiscal year 2017.

As of June 30, 2017, Dot Baires Shopping’s occupancy rate was 99.9%.

The project under development called “Polo Dot” will consist of three office buildings (one of them may include a hotel) on land reserves we own and the expansion of Dot Baires Shopping by approximately 15,000 square meters of gross leasable area. In the first phase, we will develop an 11-floor office building expansion with an area of approximately 32,000 square meters, in respect of which we have already executed lease agreements for approximately 75% of the available leasable area. Construction had an advance grade of 7.4% at the close of this fiscal year and we estimate its opening for FY 2019. The second stage of the project consists of two office/ hotel buildings that will add 38,400 square meters of GLA to the complex. We have evidenced an important demand for premium office spaces in this new commercial center and we are confident that we will be able to generate a quality enterprise similar to the ones that the company has done in the past with attractive income levels and high occupancy, for more information see “—Future developments.”

Dot Baires shopping’s five largest tenants

Dot Baires Shopping’s five largest tenants (in terms of total gross sales at this shopping mall) accounted for approximately 60.1% of its gross leasable area as of June 30, 2017 and approximately 20% of the total Base Rent at this property for the fiscal year ended June 30, 2017.

The following table describes Dot Baires Shopping’s five largest tenants as of June 30, 2017:

Tenant	Type of business	GLA (sqm)	GLA(% of total)
Walmart	Miscellaneous	12,600	25.5
Falabella	Department Store	8,087	16.3
Hoyts General Cinema	Entertainment	6,476	13.1
Sport Club	Services	1,381	2.8
Zara	Clothing and Footwear	1,179	2.4
Total		29,723	60.1

Dot Baires Shopping’s tenant mix(1)

The following table sets forth the tenant mix in terms of types of business in Dot Baires Shopping as of June 30, 2017:

Type of business	GLA (sqm)	GLA(% of total)
Miscellaneous	15,275	30.9
Clothing and footwear	13,194	26.6
Department Store	8,087	16.3
Entertainment	7,135	14.4
Services	1,999	4.0
Restaurant	1,768	3.6
Technology	1,487	3.0
Home & Houseware	554	1.1
Total	49,499	100.0

(1) Includes vacant stores as of June 30, 2017.

Dot Baires Shopping’s revenues

The following table sets forth selected information relating to the revenues of Dot Baires Shopping for the fiscal years indicated:

	For the fiscal years ended June 30,
	2017	2016	2015
	(in thousand of Ps.)
Base Rent	168,280	126,971	95,820
Percentage Rent(1)	68,647	67,556	59,544
Total rent	236,926	194,527	155,364
Non traditional publicity	8,558	7,648	6,577
Revenues from admission rights(2)	24,606	17,973	14,060
Management fees	4,221	3,352	2,592
Parking	46,509	37,127	25,994
Commissions	11,001	10,048	5,088
Other	1,146	737	446
Total(3)	332,968	271,411	210,121

(1) Percentage Rent is based on a specific percentage of gross sales of our tenants.
(2) Admission rights are the fees payable by our tenants for entering into a lease agreement or a lease agreement renewal.
(3) Consolidated rents. Revenues relating to common maintenance expenses and collective promotion fund are not included.

Dot Baires Shopping’s lease expirations

The following table shows a schedule of estimated lease expirations for Dot Baires Shopping for existing leases as of June 30, 2017, assuming that none of our tenants exercise their option to renew or terminate their leases prior to expiration:

Expiration(1)(2)	Number of agreements/stores	Square meters due to expire	Due to expire(%)	Amount of lease payments(in millions ofPs.)(3)	Agreements(%)
Vacant Stores	5	179	0.4	—	—
2017	46	13,996	28.3	51	34.9
2018	37	6,536	13.2	33	22.7
2019	53	27,184	54.9	50	34.0
2020 and subsequent years	17	1,604	3.2	12	8.4
Total	158	49,499	100.0	146	100.0

(1) Includes vacant stores as of June 30, 2017. Each agreement may be associated to one or more than one store.
(2) It does not reflect our participation on each property.
(3) The amount expresses the annual Base Rent as of June 30, 2017 of agreements to expire.

Soleil Premium Outlet, greater Buenos Aires, province of Buenos Aires

In December 2007, we entered into an agreement with INC S.A., or “INCSA,” an unaffiliated company, for the acquisition of Soleil Premium Outlet.

On July 1, 2010, we executed the final deed for partial conveyance of title and closing minutes with INCSA, whereby INCSA transferred to us the shopping mall’s going concern, which we started to operate on that date. The transaction was exclusive of any debt or credit prior to the transaction with respect to INCSA’s business, as well as the real property where a hypermarket currently operates located in the premises. On April 12, 2011, the Argentine Antitrust Authority (Comisión Nacional de Defensa de la Competencia), or “CNDC,” approved the transaction.

As of April 2013, after a conversion of the shopping mall including a building reform and change in tenant mix accompanied by an advertising campaign and change of logo, it was re-launched as Soleil Premium Outlet. At present, it has a surface area of 48,313 square meters, 15,227.4 square meters of which are gross leasable area. It comprises 79 stores and 2,600 parking spaces. Soleil Premium Outlet is located in San Isidro, Province of Buenos Aires. Soleil Premium Outlet opened in Argentina more than 30 years ago and it was the first outlet mall in the country.

In 2016, an investment of more than Ps.26.2 million was made to build the new 1,180 square meters Nike Factory Store, an anchor sports store that sells clothing from other seasons, as well as the other stores of the shopping mall. The food court is currently being renovated.

During the fiscal year 2017, Soleil Premium Outlet generated tenant retail sales of approximately Ps.1,725.8 million, which represents annual average sales for approximately Ps.113,335.5 per square meter and increase of 34.6%. Total rental income increased from Ps.84.6 million for fiscal 2016 to Ps.115.5 million for fiscal 2017, representing annual income per gross leasable square meter of Ps.6,048 in fiscal year 2016 and Ps.7,583 in fiscal year 2017.

As of June 30, 2017, Soleil Premium Outlet’s occupancy rate was 100%.

Soleil Premium Outlet’s five largest tenants

Soleil Premium Outlet’s five largest tenants (in terms of total gross sales in this shopping mall) accounted for approximately 40.2% of its gross leasable area as of June 30, 2017 and approximately 11.2% of the total Base Rent at this property for the fiscal year ended June 30, 2017.

The following table describe Soleil Premium Outlet’s five largest tenants as of June 30, 2017:

Tenant	Type of business	GLA (sqm)	GLA(% of total)
Cinemark	Entertainment	3,263	21.5
Nike	Clothing and footwear	1,180	7.8
Stock Center	Clothing and footwear	701	4.6
Adidas	Clothing and footwear	480	3.2
Garbarino	Technology	472	3.1
Total		6,096	40.2

Soleil Premium Outlet’s tenant mix

The following table sets forth the tenant mix in terms of types of business in Soleil Premium Outlet as of June 30, 2017:

Type of business(1)	GLA (sqm)	GLA (% of total)
Clothing and footwear	9,534	62.6
Entertainment	3,320	21.8
Technology	808	5.3
Restaurant	753	4.9
Miscellaneous	374	2.5
Services	291	1.9
Home & Houseware	147	1.0
Total	15,227	100.0

(1) Includes vacant stores as of June 30, 2017.

Soleil Premium Outlet’s revenues

The following table sets forth selected information relating to the revenues of Soleil Premium Outlet during the following fiscal years:

	For the fiscal years ended June 30,
	2017	2016	2015
	(in thousands of Ps.)
Base Rent	62,113	43,018	32,753
Percentage Rent(1)	36,496	28,911	20,700
Total rent	98,608	71,929	53,453
Non traditional Publicity	1,134	1,579	905
Revenues from admission rights(2)	8,002	5,335	4,057
Management fees	1,305	1,076	801
Commissions	6,143	4,502	1,660
Other	277	194	151
Total(3)	115,468	84,615	61,026

(1) Percentage Rent is based on a specific percentage of gross sales of our tenants.
(2) Admission rights are the fees payable by our tenants for entering into a lease agreement or a lease agreement renewal.
(3) Consolidated rents. Revenues relating to common maintenance expenses and collective promotion fund are not included.

Soleil Premium Outlet’s lease expirations(1)

The following table shows a schedule of estimated lease expirations for Soleil Premium Outlet during the periods indicated for existing leases as of June 30, 2017, assuming that none of our tenants will exercise their renewal option or terminate their leases prior to expiration:

Expiration(1)	Number of agreements/stores	Square meters due to expire	Due to expire(%)	Amount of lease payments(in millions of Ps.)(2)	Agreements(%)
Vacant Stores	1	57	0	—	—
2017	22	3,289	21,9	12	23
2018	17	2,663	17,5	12	25
2019	23	6,115	40.2	15	29
2020 and subsequent years	16	3,103	20.4	12	23
Total	79	15,227	100.0	50	100.0

(1) Includes vacant stores as of June 30, 2017. Each agreement may be associated to one or more than one store.
(2) The amount expresses the annual Base Rent as of June 30, 2017 of agreements to expire.

La Ribera Shopping, City of Santa Fé, Province of Santa Fé

We own 50% of the shares of Nuevo Puerto Santa Fé S.A., or “NPSF,” which leases space in one of the buildings where it currently operates “La Ribera” shopping mall, which has a surface area of 43,219 square meters, comprising 68 retail stores and seven 2D- and 3D-screen multiplex cinemas. It also comprises a 510 square meter cultural center and 24,553 square meters in outdoor areas and free parking space. La Ribera’s gross leasable area is approximately 10,054.3 square meters.

La Ribera is strategically located within the port of the City of Santa Fé in the Province of Santa Fé, which has the largest development in terms of real estate in the City of Santa Fé, 27 kilometers away from the City of Paraná and 96 kilometers from the City of Rafaela; its range of influence represents a potential market of over one million people.

During the fiscal year 2017, La Ribera generated tenant retail sales that totaled approximately Ps.771 million, which represents an increase of 21.6% compared to fiscal 2016 and sales per square meter were approximately Ps.76,693.4. Total rental income increased from Ps.21.9 million in fiscal 2016 to Ps.28.3 million in fiscal 2017, representing annual income per gross leasable square meter of Ps.2,222 in fiscal year 2016 and Ps.2,814 in fiscal 2017.

As of June 30, 2017, La Ribera Shopping’s occupancy rate was 97.6%.

La Ribera Shopping’s five largest tenants

La Ribera Shopping’s five largest tenants (in terms of total gross sales at this shopping mall) accounted for approximately 48.7% of La Ribera Shopping’s gross leasable area as of June 30, 2017 and approximately 25.2% of the total Base Rent at this property for that period.

 The following table describes La Ribera’s five largest tenants as of June 30, 2017:

Tenant	Type of business	GLA (sqm)	GLA(% of total)
Cinemark	Entertainment	2,474	25.1
Playland Park	Entertainment	756	7.7
Musimundo	Technology	691	7.0
McDonald’s	Restaurant	471	4.8
Johnny B Good	Restaurant	396	4.0
Total		4,788	48.6

La Ribera Shopping’s tenant mix(1)

The following table sets forth the mix of tenants by type of business at La Ribera Shopping as of June 30, 2017:

Type of business	GLA (sqm)	GLA (% of total)
Entertainment	3,230	32.1
Clothing and footwear	3,426	34.1
Restaurant	1,673	16.6
Miscellaneous	886	8.8
Technology	755	7.5
Home and houseware	56	0.6
Services	28	0.1
Total	10,054	100.0

(1) Includes vacant stores as of June 30, 2017.

La Ribera Shopping’s revenues

The following table sets forth selected information relating to the revenues of La Ribera Shopping during the fiscal years indicated:

	For the fiscal years ended June 30,
	2017	2016	2015
	(in thousands of Ps.)
Base Rent	11,441	8,122	5,014
Percentage Rent(1)	13,641	10,956	7,563
Total rent	25,082	19,079	12,577
Non traditional Publicity	690	913	905
Revenues from admission rights(2)	556	342	201
Management fees	495	372	273
Commissions	1,414	1,104	1,281
Other	57	73	17
Total(3)	28,293	21,884	15,255

(1) Includes vacant stores as of June 30, 2017. Each agreement may be associated to one or more than one store.
(2) It does not reflect our participation on each property.
(3) The amount expresses the annual Base Rent as of June 30, 2017 of agreements to expire.

La Ribera Shopping’s lease expirations

The following table shows a schedule of estimated lease expirations for La Ribera for existing leases as of June 30, 2017, assuming that none of our tenants exercise their option to renew or terminate their leases prior to expiration:

Expiration(1)(2)	Number of agreements/stores	Square meters due to expire	Due to expire(%)	Amount of lease payments(in millions of Ps.)(3)	Agreements(%)
Vacant stores	3	364	3.6	—	—
2017	2	48	0.5	0.2	1.4
2018	14	1,356	13.5	3	18.7
2019	29	5,691	56.6	8	45.8
2020 and subsequent years	20	2,596	25.8	6	34.1
Total	68	10,055	100.0	17.2	100.0

(1) Includes vacant stores as of June 30, 2017. Each agreement may be associated to one or more than one store.
(2) It does not reflect our participation on La Ribera Shopping.
(3) The amount expresses the annual Base Rent as of June 30, 2017 of agreements to expire.

Distrito Arcos, City of Buenos Aires

Distrito Arcos was opened on December 18, 2014. Distrito Arcos is a premium outlet located in the neighborhood of Palermo, City of Buenos Aires. It has 14,692 square meters of gross leasable area, comprised of 67 stores, 420 parking spaces and 35 selling stands.

During the fiscal year 2017, Distrito Arcos generated tenant retail sales that totaled approximately Ps.1,455.5 million, which represents an increase of 51.3% and sales per square meter were approximately Ps.99,070.5. Total rental income increased from Ps.81.3 million in fiscal 2016 to Ps.120.4 million in fiscal 2017, representing annual income per gross leasable square meter of Ps.7,274 in fiscal year 2016 and Ps.8,192 in fiscal 2017.

As of June 30, 2017, Distrito Arcos’ occupancy rate was 100%.

Distrito Arcos’ five largest tenants

Distrito Arcos’ five largest tenants (in terms of total gross sales at this shopping mall) accounted for approximately 19.1% of its gross leasable area at June 30, 2017 and approximately 11.3% of its annual Base Rent for that period.

The following table provides certain information about Distrito Arcos’ five largest tenants as of June 30, 2017:

Tenant	Type of business	GLA (sqm)	GLA(% of total)
Fundación Fola-Fototeca Latam	Miscellaneous	1,048	7.2
Adidas	Clothing and footwear	573	3.9
Etiqueta Negra	Clothing and footwear	401	2.8
Akiabara	Clothing and footwear	378	2.6
Wendy’s	Restaurant	376	2.6
Total		2,776	19.1

Distrito Arcos’ tenant mix

The following table sets forth the mix of tenants by type of business at Distrito Arcos as of June 30, 2017:

Type of business (1)	GLA (sqm)	GLA(% of total)
Clothing and footwear	12,126	82.5
Services	89	0.6
Restaurant	888	6.0
Miscellaneous	1,589	10.8
Total	14,692	100.0

(1) Includes vacant stores as of June 30, 2017.

Distrito Arcos’ revenues

The following table sets forth selected information relating to the revenues from Distrito Arcos during the following fiscal years

	For the fiscal years ended June 30,
	2017	2016	2015(4)
	(in thousands of Ps.)
Base Rent	50,879	34,943	11,261
Percentage Rent(1)	45,449	29,982	8,379
Total rent	96,328	64,926	19,639
Non traditional publicity	1,988	2,129	492
Revenues from admission rights(2)	5,253	3,219	2,413
Management fees	947	752	220
Parking	14,393	8,853	3,728
Commissions	964	1,011	885
Other	478	362	49
Total(3)	120,351	81,252	27,426

(1) Percentage Rent is the revenue based on a specific percentage of gross sales of our tenants.
(2) Admission rights are the fees required from tenants for entering into a lease agreement or a lease agreement renewal.
(3) Consolidated rents. Revenues relating to common maintenance expenses and collective promotion fund are not included.
(4) Opening of Distrito Arcos was on December 18, 2014 (revenues were solely consolidated for first six months of calendar year 2015).

Distrito Arcos’ lease expirations

The following table shows a schedule of lease expirations for Distrito Arcos for existing leases as of June 30, 2017, assuming that none of our tenants exercise their option to renew or terminate their leases prior to expiration:

Expiration(1)(2)	Number of agreements/stores	Square meters to expire	Due to expire(%)	Amount of leasepayments(in millions of Ps.)(3)	Agreements(%)
Vacant Stores	6	2,949	20.1	—	—
2017	—	—	—	—	—
2018	41	7,230	49.2	29	61.6
2019	14	3,038	20.7	13	26.4
2020 and subsequent years	6	1,475	10.0	6	12.0
Total	67	14,692	100.0	48	100.0

(1)
Includes vacant stores as of June 30, 2017. Each agreement may be associated to one or more than one store.
(2)
It does not reflect our participation on Distrito Arcos.
(3)
The amount expresses the annual Base Rent as of June 30, 2017 of agreements to expire.

Alto Comahue, City of Neuquén, Province of Neuquén

Alto Comahue, our 15th shopping mall, was inaugurated on March 17, 2015, and is located in the City of Neuquén, in the Patagonian region of Argentina. It covers 35,000 square meters and has 9,766 square meters of gross leasable area, approximately 1,066 roof-covered and open-air parking spaces and a large entertainment and leisure area. Alto Comahue offers 104 retail stores that house the most prestigious brands in Argentina, and will have a six-screen multiplex cinema and a theme restaurant. It is a three-story building consisting of a basement where the parking lot and service area are located; the ground floor consisting of 5,100 square meters for retail stores, and the first floor consisting of 720 square meters for restaurants with unique views of the city and 2,700 square meters of retail stores.

The development is part of a complex of mixed uses that is completed with a supermarket already in operation and two parcels of additional land. One parcel is for the development of a hotel and the other, wich is 18,000 square meters, for future residential development. During the fiscal year 2017, visitors to the mall generated total retail sales of approximately Ps.953.9 million, which represents an increase of 33.0%, representing sales per square meter of approximately Ps.97,676. Total rental income increased from Ps.49.6 million in fiscal 2016 to Ps.58.2 million in fiscal 2017, representing annual income per gross leasable square meter of Ps.5,017 in fiscal year 2016 and Ps.5,956 in fiscal 2017.

As of June 30, 2017, Alto Comahue’s occupancy rate was 96.4%.

Alto Comahue’s five largest tenants

Alto Comahue’s five largest tenants (in terms of total gross sales at this shopping mall) accounted for approximately 17.3% of its gross leasable area as of June 30, 2017 and 13.0% of its annual Base Rent as of June 30, 2017.

The following table provides certain information regarding Alto Comahue’s five largest tenants as of June 30, 2017:

Tenant	Type of business	GLA (sqm)	GLA(% of total)
JB Good	Restaurant	513	5.2
Dexter Shop	Clothing and footwear	421	4.3
Musimundo	Technology	288	2.9
Garbarino	Technology	242	2.5
Cinemark	Entertainment	225	2.3
Total		1,689	17.3

Alto Comahue’s tenant mix

The following table sets forth the mix of tenants by type of business at Alto Comahue as of June 30, 2017:

Type of business (1)	GLA (sqm)	GLA(% of total)
Clothing and footwear	5,520	56.5
Miscellaneous	981	10.0
Restaurant	1,167	12.0
Technology	969	9.9
Services	391	4.0
Home and houseware	361	3.7
Entertainment	377	3.9
Total	9,766	100.0

(1) Includes vacant stores as of June 30, 2017.

Alto Comahue’s revenues

The following table sets forth selected information relating to the revenues derived from Alto Comahue during the following fiscal years:

	For the fiscal years ended June 30,
	2017	2016	2015(4)
	(in thousands of Ps.)
Base Rent	29,281	29,437	6,688
Percentage Rent(1)	23,521	15,370	4,087
Total rent	52,801	44,807	10,774
Non traditional publicity	1,043	1,403	—
Revenues from admission rights(2)	2,106	1,897	567
Management fees	1,097	752	220
Commissions	732	408	4,759
Other	381	344	26
Total(3)	58,164	49,611	16,347

(1) Percentage Rent is the revenue based on a specific percentage of gross sales of our tenants.
(2) Admission rights are the fees required from tenants for entering into a lease agreement or a lease agreement renewal.
(3) Consolidated rents. Revenues relating to common maintenance expenses and collective promotion fund are not included.
(4) Opening was on March 17, 2015 (revenues are consolidated for three months).

Alto Comahue’s lease expirations

The following table shows a schedule of lease expirations for Alto Comahue for existing leases as of June 30, 2017, assuming that none of our tenants exercise their option to renew or terminate their leases prior to expiration:

Expiration(1)(2)	Number of agreements/stores	Square meters to expire	Due to expire(%)	Amount of lease payments(in millions of Ps.)(3)	Agreements(%)
Vacant Stores	5	254	2.6	—	—
2017	—	—	—	—	—
2018	21	1,800	18.4	5	19.7
2019	63	5,979	61.2	15	63.4
2020 and subsequent years	15	1,733	17.8	4	16.9
Total	104	9,766	100.0	24	100.0

(1) Includes vacant stores as of June 30, 2017. Each agreement may be associated to one or more than one store.
(2) It does not reflect our participation on Alto Comahue.
(3) The amount expresses the annual Base Rent as of June 30, 2017 of agreements to expire.

Administration and management of shopping malls

We manage and operate each of the shopping malls in which we have more than 50% ownership and in our Joint Venture in Nuevo Puerto Santa Fé S.A. (La Ribera Shopping). We charge tenants a monthly management fee, which varies from shopping mall to shopping mall, depending on the cost of administration and maintenance of the common areas and the administration of contributions made by tenants to fund promotional efforts for the shopping mall. We charge a monthly management fee, paid prorated by the tenants, according to their particular lease rates. This management fee is a fixed amount in Alto Palermo, Alto Avellaneda, Abasto Shopping, Paseo Alcorta, Alto NOA, Dot Baires, Alto Rosario, Soleil Premium Outlet, Patio Bullrich, Distrito Arcos and Alto Comahue and a percentage of the common area maintenance expenses in Buenos Aires Design, Córdoba Shopping and Mendoza Plaza.

Our total revenues from management fees during fiscal 2017 were Ps.47.7 million, Ps.37.6 million during fiscal 2016 and Ps.28.1 million during fiscal 2015.

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

The following table shows certain information concerning the most significant owners and operators of shopping centers in Argentina.

Entity	Shopping malls	Location(1)	GLA	Stores	GLA at national level (2)	Market share (2)
					(%)	(%)
IRSA CP	Abasto de Buenos Aires(4)	CABA	36,795	171	2.98	2.35
	Alto Comahue	Neuquén	9,766	104	0.79	1.43
	Alto Palermo Shopping	CABA	18,945	143	1.54	1.96
	Buenos Aires Design(6)	CABA	13,697	62	1.09	0.81
	Dot Baires Shopping(5)	CABA	49,499	158	4.01	2.17
	Paseo Alcorta(3)	CABA	15,613	113	1.26	1.55
	Patio Bullrich	CABA	11,76	91	0.95	1.25
	Córdoba Shopping(3)	Córdoba	15,445	108	1.25	1.48
	Alto Avellaneda(3)	GBA	36,063	136	2.92	1.87
	Mendoza Plaza Shopping	Mendoza	42,867	142	3.46	1.95
	Alto Rosario(3)	Rosario	31,807	150	2.57	2.06
	Alto Noa(3)	Salta	19,059	90	1.54	1.23
	La Ribera Shopping	Santa Fé	10,054	68	0.80	0.91
	Distrito Arcos	CABA	14,692	67	1.18	0.92
	Soleil Premium Outlet(3)	GBA	15,227	79	1.23	1.08
Subtotal			341,289	1,682	27.56	21.34
Cencosud S.A.			277,203	1,237	22.44	18.19
Other operators			617,594	4,378	50.00	60.47
Total			1,236,086	7,297	100.00	100.00

(1) “GBA” means Greater Buenos Aires, the Buenos Aires metropolitan area, and “CABA” means the City of Buenos Aires.
(2) Gross leasable area percentage equals the gross leasable area divided by nationwide GLA.
(3) Includes supermarkets.
(4) Includes Museo de los Niños.
(5) We own 80% of the equity of PAMSA.
(6) Our effective participation in ERSA is 53.68%, which operates the concession related to this property.

Source: Argentine Chamber of Shopping Malls.

Our Offices and Others Segment

Overview

We own, develop and manage office buildings and other rental properties throughout Argentina. As of June 30, 2017, we owned and managed seven office buildings located in the City of Buenos Aires with an aggregate of 86,497 square meters (909,518 square feet) of gross leasable area, and a land reserve with the potential for development of an additional 58,400 square meters (624,306 square feet) of office space. Our Offices and Others segment had a 96.7% occupancy rate as of June 30, 2017.

The following table shows certain information regarding our office buildings, as of June 30, 2017:

	As of June 30,
	2017	2016	2015
Leasable area (square meters)	86,497	79,048	95,001
Occupancy of total portfolio (1)	96.7%	98.6%	98.3%
Rent in Ps./square meter (1)	411.0	386.0	226.00
Rent in US$/square meter (1)	24.70	25.90	24.90

(1) Excludes the Phillips Building as there is a loan-for-use agreement signed with the selling party in effect until January 2018.

The following table shows certain information regarding our office buildings, as of June 30, 2017:

	Date ofacquisition/development	GLA (sqm)(1)	Occupancy rate(2)	Ownership interest	Total rental incomefor the fiscal year ended June 30, 2017
			(%)	(%)	(in thousands of Ps.)
Offices
Edificio República	Dec-14	19,885	95.2	100	112,758
Torre Bankboston	Dec-14	14,873	100.0	100	79,498
Intercontinental Plaza(3)	Dec-14	3,876	100.0	100	18,810
Bouchard 710	Dec-14	15,014	100.0	100	85,465
Suipacha 652/64	Dec-14	11,465	86.3	100	30,007
Dot Building	Nov-06	11,242	100.0	80	50,172
Philips (4)	Jun-17	10,142	—	100	—
Total Offices		86,497	96.7		376,710

(1) Corresponds to the total leasable surface area of each property. Excludes common areas and parking spaces.
(2) Calculated by dividing occupied square meters by total gross leasable area of the relevant property.
(3) We own 17.2% of the equity in the building which covers an area of 22,535 square meters of gross leasable area, meaning we own 3,876 square meters of gross leasable area.
(4) Not included in the calculation of occupancy, rent or revenues as there is a loan-for-use agreement signed with the selling party in effect until January 2018.

 Management of office buildings

We generally act as the manager of the office properties in which we own an interest. We typically own the entire building or a substantial number of floors in the building. The buildings in which we own floors are generally managed pursuant to the terms of a condominium agreement that typically provides for control by a simple majority of the interests based on owned area. As building manager, we handle services such as security, maintenance and housekeeping, which are generally outsourced. The cost of the services is passed through to, and paid for by, the tenants, except in the case of our units that have not been leased, if any, for which we bear the cost. We market our leasable area through commissioned brokers or directly by us.

Leases

We usually lease our offices and other rental properties by using contracts with an average term of three years, with the exception of a few contracts with terms of five years. These contracts are renewable for two or three years at the tenant’s option. Contracts for the rental of office buildings and other commercial properties are generally stated in U.S. dollars, and in accordance with Argentine law they are not subject to inflation adjustment. Rental rates for renewed periods are negotiated at market value.

Occupancy rate

The following table shows the occupancy rate of our offices for fiscal years 2017, 2016 and 2015:

	Occupancy rate (1)
	As of June 30,
	2017	2016	2015
	(%)
Offices:
República Building(2)	95.2	100.0	93.6
Torre Bankboston(2)	100.0	100.0	100.0
Intercontinental Plaza(2)	100.0	100.0	100.0
Bouchard 710(2)	100.0	100.0	100.0
Suipacha 652/64(2)	86.3	90.7	96.7
DOT Building	100.0	100.0	100.0
Total	96.7	98.6	98.3

(1) Leased square meters pursuant to lease agreements in effect as of June 30, 2017, 2016 and 2015 over gross leasable area of offices for the same periods.
(2) Properties acquired on December 22, 2014 from IRSA.

The following table sets forth the annual income per square meter for our offices during the fiscal years indicated.

	Income per square meter (1)
	As of June 30,
	2017	2016	2015
	(Ps./sqm)
Intercontinental Plaza	4,853	4,291	2,484
Bouchard 710	5,692	4,539	3,219
Suipacha 652/64	2,617	1,961	1,399
Torre Bankboston	5,345	3,778	2,819
República Building	5,671	3,615	3,115
DOT Building	4,463	2,778	2,439
Other(2)	204	87	82

(1) Calculated by dividing annual rental income by the gross leasable area of offices based on our interest in each building as of June 30 for each fiscal period.
(2) Leasable square meters vary depending on availability for rent of land reserves (Ferro, Nobleza Piccardo, Dot Adjoining Plot, Intercontinental Plot, Anchorena 665 and Chanta IV).

Lease expirations

The following table shows certain information about our lease agreements as of June 30, 2017:

Property	Number of agreements (1)(5)	Annual rental income (Ps.)(2)	Rental income per sqm (new and renewed)(Ps.)(3)	Previous rental income per sqm (Ps.)(3)	Number of non-renewed agreements	Non-renewed agreements annual base rent amount (Ps.)(4)
Intercontinental Building	1	8,681,505	403	388	2	3,236,708
Bouchard 710 Building	4	19,197,834	475	471	2	7,105,419
Della Paolera 265	5	49,861,824	423	452	1	876,401
República Building	5	37,819,319	439	433	1	13,641,466
Dot Building	5	36,963,345	356	316	—	—
Suipacha 664	6	22,087,186	234	234	—	—
Total	26	174,611,013	376	372	6	24,859,994

(1) Includes new and renewed agreements signed during fiscal 2017.
(2) Lease agreements denominated in U.S. dollars converted into Pesos at the exchange rate prevailing in the initial month of the agreement multiplied by 12 months.
(3) Monthly value.
(4) Agreements expressed in U.S. dollars converted into Pesos at the exchange rate prevailing in the last month of the agreement, multiplied by 12 months.
(5) Does not include agreements relating to parking spaces, antennas or terrace space.

The following table sets forth the schedule of estimated lease expirations for our offices and other properties for leases in effect as of June 30, 2017, assuming that none of our tenants exercise their option to renew or terminate their leases prior to expiration (most tenants have renewal clauses in their leases):

Expiration year	Number of agreements due to expire(1)	Square meters of leases due to expire (sqm) (3)	Square meter of leases due to expire(%)	Annual rental income amount of leases due to expire(in millions of Ps.)(2)	Annual rental income amount of leases to expire(%)
2017	20	19,129	27	25.8	7
2018	27	18,640	26	136.7	39
2019	22	18,938	26	120.9	35
2020 and thereafter	18	15,090	21	66.3	19
Total	87	71,797	100	349.7	100

(1) Includes offices with lease agreements that have not been renewed as of June 30, 2017. Does not include vacant square meters available for rent or square meters relating to parking spaces, easements or terraces. Does not include 2,026 square meters occupied by us.
(2) Annual rental income includes agreements relating to parking, antennas or terrace space.
(3) Not included square meters used by us.

A description of rental office properties is provided below:

Edificio República, City of Buenos Aires

This property was designed by renowned Architect César Pelli (who also designed the World Financial Center in New York and the Petronas Towers in Kuala Lumpur). It is a unique premium office building in downtown Buenos Aires with approximately 19,885 square meters of gross leasable area and 178 parking spaces. The main tenants are Estudio Beccar Varela, BASF Argentina S.A., ENAP Sipetrol Argentina S.A., Facebook Argentina S.R.L. and BACS Banco de Crédito y Securitización S.A., among others.

Torre BankBoston, City of Buenos Aires

The BankBoston Tower is a modern office building located at Carlos Maria Della Paolera 265 in the City of Buenos Aires. It was designed by architect César Pelli and has 27 floors and 60 parking spaces comprising over 31,670 square meters of gross leasable area. We have a 47% ownership interest in the building. At present, our main tenants include Exxon Mobile and Kimberly Clark de Argentina, among others.

Intercontinental Plaza, City of Buenos Aires

Intercontinental Plaza is a modern 24 story building located next to the Intercontinental Hotel in the historic neighborhood of Monserrat in downtown in the City of Buenos Aires. We own 17.2% of the equity in the building which covers an area averaging 22,535 square meters of gross leasable area; meaning we own 3,876 square meters of gross leasable area in this building. The principal tenants include Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agr’cola, or “Cresud,” and IRSA, among others.

Bouchard 710, City of Buenos Aires

Bouchard 710 is an office building located in the Retiro district. The building is a 12 story tower, with an average area per floor of 1,251 square meters, with 165 units for car parking. On March 2017 it received the gold qualification in the leading certification by the US Green Building Council. Tenants are Sibille S.C. (KPMG) and Microsoft de Argentina S.A., Samsung Electronics Argentina S.A., Energy Consulting Services S.A. and Booking.com S.A., among others. It counts with approximately 15,014 square meters of gross leasable area.

Suipacha 652/64, City of Buenos Aires

Suipacha 652/64 is a 7 story office building located in the office district of the City of Buenos Aires. We own the entire building and 62 parking spaces. The building has unusually large floors, most measuring 1,580 square meters. The building’s principal tenants include Monitor de Medios Publicitarios S.A., Organización de Servicios Directos Empresarios (“OSDE”) and Tarshop S.A., among others. The building has 11,465 square meters of gross leasable area.

Dot Building, City of Buenos Aires

Panamerican Mall S.A., our subsidiary, developed an office building of 11,242 square meters of gross leasable area next to Dot Baires Shopping. This building was inaugurated in July 2010, and it signaled our arrival in the growing market in the Northern Area with respect to offices for rent. The building’s principal tenants include General Electric International Inc., Carrier, Boston Scientific Argentina S.A., Astrazeneca S.A. y Covidien S.A., among others.

Phillips Building, City of Buenos Aires

The historic Philips Building is adjacent to the Dot Baires Shopping Mall, front to General Paz Avenue in the City of Buenos Aires. The building has 4 floors of offices with a total gross leasable area of 10,142 square meters and with construction capacity (FOT) of additional 18,000 square meters. The Company owns 100% of the building. We had the possesion of the building since June 2017 and it is currently leased to the seller of the building until January 19, 2018.

Competition

Virtually all of our office properties and other rental properties other than shopping malls are located in developed urban areas. There are many buildings, shopping malls, retail stores and residential units in the zones where our properties are located. It is a highly fragmented market and the abundant number of comparable properties in the vicinities may have an adverse impact on the ability to lease or sell office space and other properties and may have an adverse impact on the sale and rental price of properties. In general, barriers to entry in the office properties sector are much lower than in the shopping mall sector.

In the future, both domestic and foreign companies are likely to participate in the real estate development market in Argentina, hence competing with us when it comes to business opportunities. In addition, in the future we may participate in development of a market for foreign real property, and we are likely to find well-established competitors.

In the premium office segment, we compete with other relevant operators, such as RAGHSA S.A., Consultatio, Grupo Madero Este, Grupo Werthein, Grupo Farallón and YAR Construcciones.

Our Sales and Developments Segment

This segment includes trading properties units to be received under barter agreements in force and land reserves of our portfolio. As of June 30, 2017, we own plots and properties strategically located in the City of Buenos Aires and in the provinces of Argentina with potential to develop new projects.

Detailed information on each of our properties:

Residential properties

Condominios del Alto I—City of Rosario, Province of Santa Fé

As of June 30, 2017, the project has been completed and no units are available for sale.

Condominios del Alto II—City of Rosario, Province of Santa Fé

As of June 30, 2017, the works in parcel H have been completed and all the units subject to the barter have been received, with 11 parking spaces available for sale.

Intangibles—units to be received under barter agreements

Beruti Plot of Land—City of Buenos Aires.

On October 13, 2010, we and TGLT entered into an exchange agreement in connection with a plot of land located at Beruti 3351/59 in the City of Buenos Aires for cash and 2,170 square meters in future residential apartments to be constructed by TGLT on the plot. In accordance with the terms of the agreement, TGLT will transfer to us (i) certain units to be determined, representing 17.33% of the aggregate surface of the residential space, (ii) a number of parking spaces to be determined, representing 15.82% of the aggregate surface of the parking spaces, (iii) all the commercial parking spots in the future building and (iv) the sum of US$10.7 million. To ensure performance of the obligations assumed by TGLT under the deed of sale, a mortgage was granted in our favor.

Finally, on December 30, 2016, we and TGLT signed the possession certificate for 36 residential apartments totaling 2,413 square meters, 32 residential parking spaces, and 171 commercial parking spaces. As of June 30, 2017, we assigned 22 residential apartments for a price of US$6.2 million. Likewise, 5 apartments were assigned since that date, for consideration of US$1.8 million.

Conil—Avellaneda, province of Buenos Aires.

These plots of land we own face Alto Avellaneda shopping mall, totaling 2,398 square meters distributed in two opposite corners and, according to urban planning standards, around 6,000 square meters may be built. Its intended use, either through our own development or sale to a third party, is residential with the possibility of a retail space as well. In November 2014, a Barter Deed was executed to carry out a residential development, in consideration of which the Company will receive 1,389 square meters of retail stores located on the ground floors of blocks 99 and 95 at Güemes 836 and Güemes 902, respectively. Consideration for block 95 will be delivered in January 2018 and consideration for block 99 will be delivered in September 2018. The barter was valued at US$0.7 million.

Mixed use

Ex UOM—Luján, Province of Buenos Aires.

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

Ex Nobleza Piccardo Plant—San Mart’n, Province of Buenos Aires.

On March 31, 2011, Quality Invest and Nobleza Piccardo S.A.I.C. y F., or “Nobleza Piccardo,” executed the title deed for the purchase of a plot of land extending over 160,000 square meters located in the District of San Mart’n, Province of Buenos Aires, currently intended for industrial purposes and suitable in terms of characteristics and scale for mixed-use developments. The price for the property was US$33 million.

Simultaneously with execution of the title deed, the parties entered into a lease agreement whereby Nobleza Piccardo leased the whole property for a term of up to 36 months from May 2011. This lease agreement contained a clause providing for partial return of the property from month eight to month 14 from the date of execution. Prior to expiration, an extension was executed for two to six months due to expire in December 2012, and Quality Invest obtained usufruct rights to more than half the plot of land. The return of the remaining area set forth in the agreement and due to occur in May 2014 was further extended until December 31, 2014. On March 2, 2015, a certificate was executed by Nobleza Piccardo and Quality Invest for full return of the property, and the contract relationship between the parties came to an end.

On May 16, 2012, the Municipality of San Mart’n granted a pre-feasibility permit for commercial use, entertainment, events, offices, etc., which would enable performance of a mixed-use development thereon.

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

As approved in the Ordinance, on January 20, 2015, Quality Invest entered into a zoning agreement with the Municipality of San Mart’n which governs various issues related to applicable regulations and provides for a mandatory assignment of square meters in exchange for monetary contributions subject to fulfillment of certain administrative milestones of the rezoning process, the first of which (for Ps.20,000,000) was paid to the Municipality ten days after the execution of the aforementioned agreement.

Moreover, on June 27, 2016, the plot subdivision plan was filed with the Municipality, in compliance with another significant milestone committed under the zoning agreement.

Currently we are working in a draft project for the development of a thematic Shopping Mall conceptualized as “Home Hipercenter” to be constructed in the existing main warehouse. The project will involve 50,000 sqm, divided into 30,000 sqm for the Shopping Mall and 20,000 sqm for parking.

Also, we are working jointly with an urban development firm in a comprehensive master plan to design the remaining areas of the facility. At present, the facility has a construction capacity of over 500,000 sqm that may be used for different commercial purposes as well as to build residential properties.

Concerning the legal framework for the development and operation of the Shopping Mall and the remaining segments, an addendum to the original Agreement was executed with the Municipality of San Martín having ensured certain rights in favor of Quality Invest that will be essential for the consummation of the development.

Residential

Coto Residential Project

We own approximately 23,000 square meters in air space above the Coto hypermarket that is close to the Abasto Shopping Mall in the heart of the City of Buenos Aires. We and Coto Centro Integral de Comercialización S.A. (Coto) executed and delivered a deed dated September 24, 1997 whereby we acquired the rights to receive parking units and the rights to build above the premises located in the block formed by Agüero, Lavalle, Guardia Vieja and Gallo streets, in the Abasto Shopping neighborhood.

In June 2016, a preliminary barter agreement was signed, subject to certain conditions, for a term of one year, at the end of which the deed will be signed. The project will be a residential development and, as consideration, we will receive 3,621 square meters in apartments plus a monetary payment of US$1 million. The consideration for Torre I will be delivered by June 2021, while the consideration for Torre II will be delivered by September 2022. The value of the barter was set at US$7.5 million.

Córdoba Shopping Mall Project

We own a few plots adjacent to Córdoba Shopping Mall with a construction capacity of approximately 17,300 square meters in the mall of the City of Córdoba.

In May 2016, a preliminary barter agreement was signed for 13,500 square meters out of the total construction capacity, subject to certain conditions, for a term of one year, at the end of which the deed will be signed. It will be a mixed residential and office project and, as part of the consideration, we will receive 2,160 square meters in apartments, parking spaces, plus the management of permits, unifications and subdivisions in three plots. The consideration will be delivered by May 2021 for Torre I and by July 2023 for Torre II. The value of the barter was US$4 million.

Neuquén Residential Plot—Neuquén, Province of Neuquén

Through Shopping Neuquén S.A., we own a plot of 13,000 square meters with construction capacity of 18,000 square meters of residential properties in an area with significant growth potential. This area is located close to the recently inaugurated shopping mall, the hypermarket recently opened and a hotel is to be constructed in months to come.

Retail

Caballito Plot—City of Buenos Aires

This is a property of approximately 23,791 square meters in the City of Buenos Aires, in the neighborhood of Caballito, one of the most densely populated of the city, which we purchased in November 1997. This plot would allow developing a shopping mall having 30,000 square meters, including a hypermarket, a cinema complex, and several recreation and entertainment activity areas. As of the date of this annual report construction permits are still pending and the legislature of the City of Buenos Aires had received in 2016 a legislative bill to approve the zoning parameters corresponding to this property which had been approved by the Executive Branch on the same year, currently the bill´s draft´s status at the Legislature is pending

Dot Adjoining Plot—City of Buenos Aires

On May 3, 2012, the Government of the City of Buenos Aires, through the General Office of Zoning Interpretation (Dirección General de Interpretación Urban’stica) approved, through a pre-feasibility study, the parcel subdivision of the Ex-Philips plot contingent upon the observance of the applicable building regulations in each of the resulting parcels. In addition, all the uses and parameters established under the municipal ordinance previously issued by the above mentioned authority are being observed.

On June 3, 2013, we received notice that the Government of the City of Buenos Aires had approved the requested parcel subdivision of the ex-Philips plot. As a result, the property was divided into three parcels: two parcels of approximately 6,400 square meters and a parcel adjoining Dot Baires Shopping of 15,900 square meters intended for the future expansion of the shopping mall.

Offices

Philips Adjoining Plots 1 and 2—City of Buenos Aires

These two parcels of 6,400 square meters and construction capacity of 19,200 square meters each, are at present a significant land reserve adjoining a plot where the extension of Dot Baires Shopping is planned. As a result of major developments, the intersection of Av. General Paz and the Panamerican Highway has experienced a significant growth in recent years. The project of these parcels will conclude the consolidation of this area.

Intercontinental Plaza II Plot—City of Buenos Aires

In the heart of the neighborhood of Monserrat, just a few meters from the most trafficked avenue in the city and the financial center, is the Intercontinental Plaza complex consisting of an office tower and the exclusive

Hotel Intercontinental. In the current plot of 6,135 square meters a second office tower of 19,600 square meters and 25 stories could be built to supplement the tower currently located in the intersection of Moreno and Tacuar’ streets.

Future Developments

	Developments		Acquisitions +Developments
	Greenfields	Expansions
	Polo Dot (First Stage)	AltoPalermo	Catalinas

Beginning of construction	FY2017	FY2017	FY2017
Estimated opening date	FY2019	FY2019	FY2020
GLA (sqm)	32,000	4,000	35,468(1)
% held by IRSA Propiedades Comerciales	80%	100%	45%(1)
Estimated investment amount at 100% (in million)	Ps.1,000	US$ 28.5	Ps.1,600
Work progress (%)	7.4%	0%	3.0%

(1)
We own approximately 16,000 square meters in the building project.

Alto Palermo expansion

The expansion project of the Alto Palermo shopping mall is currently expected to add approximately 4,000 square meters of gross leasable area to the shopping mall and consists of moving the food court to a third level by using the area of an adjacent building acquired in 2015. During the fiscal year 2017, the demolition stage of this expansion was finished.

First stage of Polo Dot

The project called “Polo Dot” located in the commercial complex adjacent to Dot Baires Shopping, has experienced significant growth since our first investment in the area. The total project is currently expected to consist of several office buildings (one of which may include a hotel) on land reserves owned by us and the expansion of the shopping mall by approximately 15,000 square meters of gross leasable area. At a first stage, we intend to develop an office building with a proposed area of approximately 32,000 square meters on an existing building, in respect of which we have already executed lease agreements for approximately 75% of the projected development. The construction stage of this expansion started in late 2016, and we expect that the building will become operational by late 2018. The second stage of the project is currently expected to include two office/hotel buildings that would add 38,400 square meters of gross leasable area to the complex. We have seen a significant demand for premium office spaces in this new commercial hotspot, and we believe that these buildings have attractive prospects.

Catalinas building

The proposed building to be developed is currently expected to have approximately 35,000 square meters of gross leasable area consisting of 30 office floors and more than 300 parking spaces, and will be located in the “Catalinas” area in the City of Buenos Aires, one of the most sought-after neighborhoods for premium office development in Argentina. We acquired from IRSA certain units in the building representing approximately 45% of the value of the development and IRSA maintains the remaining 55%. On December 4, 2015, IRSA sold to Globant S.A. 4,896 square meters corresponding to four office floors. The price for the acquisition of these units was (i) Ps.180.3 million paid at signing of the purchase agreement; (ii) US$8.6 million is payable in 12 quarterly installments that started in June 2016; and (iii) the US$3.7 million balance is due when the property deed is transferred to us. We own 16,000 square meters consisting of 14 floors and 142 parking spaces in the building project. Construction work started in late 2016, and is currently expected to be completed in approximately 3 years. As of June 30, 2017, we had completed 3.0% of the construction work.

Others Assets

La Rural (Exhibition and Convention Center)

LRSA holds usufruct rights for the commercial operation of the emblematic “Predio Ferial de Palermo” (Palermo exhibition center) in the City of Buenos Aires. IRSA CP indirectly holds a 35% indirect interest in it.

In July 2016, we acquired from FEG Entretenimientos S.A. 25% of the share of EHSA, in which we already held 50% of the share. We also acquired a 1.25% interest in ENUSA from Mr. Marcelo Figoli. The aggregate acquisition price was Ps.66.5 million.

In addition, inmediatly after its acquisition, we sold 5% of the shares of EHSA to Mr. Diego Finkelstein, where he already owned a 25% equity interest. The sale amount was fixed in the sum of Ps.13.45 million. As a result, we now hold 70% of the voting stock of EHSA and Mr. Diego Finkelstein holds the remaining 30%.

EHSA holds, both directly and indirectly, 100% of the shares of OASA and 95% of the shares of ENUSA. OASA holds 50% of the voting stock of LRSA, a company that holds the right to commercially operate the emblematic “Predio Ferial de Palermo” in the City of Buenos Aires, where the SRA holds the remaining 50%. In addition, OASA manages LRSA pursuant to agreements entered into with SRA that include the right to appoint the Chairman—with casting vote on certain matters—and the general manager.

ENUSA is mainly engaged in organizing entertainment events for trade fairs.

TGLT (real estate)

TGLT is a real estate company listed on the BYMA which is mainly engaged in residential development projects in Argentina and Uruguay. As of June 30, 2017, we hold a 9.5% interest in TGLT. On August 1, 2017, we acquired 22,225,000 Subordinated Notes Convertible into shares of TGLT for US$22,225,000 (US$1 Nominal Value) due 2027. As a consecuenceof this acquisition and in the event of the exercise of the right of conversion by all the holders, our holding on TGLT would increase to 13.80%.

Avenida (e-commerce)

The e-commerce company Avenida changed its shareholding structure following the withdrawal of its two principal investors.

On January 20, 2017, Avenida held a new investment round seeking US$3.8 million, in which we made a US$460,000 contribution and capitalized a loan held with Avenida for US$229,515, and new investors participated. Therefore, we increased our stake in Avenida’s stock capital to 17.84%. In addition, Avenida has set apart 385,103 shares to be allocated to an equity plan.

Moreover, we are the only shareholder that holds a warrant entitling it to purchase 3,976,225 additional preferred shares at a price of US$0.10 per share, exercisable until the earlier of the expiration of an 18-month term or the date a new equity issuance is resolved upon, subject to certain conditions. In the event of such exercise, our interest in Avenida’s stock capital would increase to 25%.

In this context, Avenida has changed its management team and its business model and strategy. We hold a 17.84% interest in Avenida.

Tarjeta Shopping (consumer finance)

Tarshop S.A. is a consumer finance company. We hold a 20% interest in Tarshop.

Insurance

We carry all-risk insurance for the shopping malls and office properties in our portfolio which insures for property damage caused by fire, explosion, gas leak, hail, storms and wind, earthquakes, vandalism, theft and business interruption. In addition, we carry liability insurance covering any potential damage to third parties or their property caused by the conduct of our business throughout Argentina. We are in compliance in all material respects with all legal requirements related to mandatory insurance, including insurance required by the Occupational Risk Law (Ley de Riesgos del Trabajo), life insurance required under collective bargaining agreements and other insurance required by laws and executive orders. Our history of damages is limited to one single claim resulting from a fire at Alto Avellaneda Shopping in March 2006, which loss was substantially recovered from our insurers. These insurance policies contain specifications, limits and deductibles which we believe are adequate to the risks to which we are exposed in our daily operations. We also maintain liability insurance covering the liability of our directors and executive officers.

Information technology

During fiscal year 2017, we started the market research, evaluation and final assessment of a new software application for the management of our real estate portfolio. After a thorough process we selected a SAP real estate solution. This new software was not effective for our fiscal year 2017 during which we continued using our legacy system, processes and controls. When fully operational, this new software will replace in its entirety our current in-house legacy system and will help to fully consolidate our existing systems. We divided this implementation project in several phases, the first of which we expect to complete for our fiscal year 2018 at a cost of US$1.5 million. This project is part of our overall IT strategy to increase future scalability.

Regulation and Government Supervision

The laws and regulations governing the acquisition and transfer of real estate, as well as municipal zoning ordinances, apply to the development and operation of our properties. Currently, Argentine law does not specifically regulate shopping mall lease agreements. Since our shopping mall leases generally diverge from ordinary commercial lease agreements, we have developed contractual provisions which are tailored to the commercial relationship with our shopping mall tenants.

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

Rent increases

There are contradictory court rulings regarding whether rents may be increased during the term of a lease agreement. For example, Section 10 of the Law No. 23,928, as amended by Public Emergency Law No. 25,561 prohibits a rent adjustment under leases subject to official inflation rates, such as the consumer price index or the wholesale price index. Most of our lease agreements have rent increase clauses that are not based on any official index. As of the date of this annual report, no tenant has filed any legal action against us challenging incremental rent increases, but we cannot assure that such actions will not be filed in the future and, if any such actions were successful, that they will not have an adverse effect on our business and results of operations.

Lease term limits

Under the Argentine Civil and Commercial Code lease terms may not exceed twenty or fifty years, except for leases regulated by Law No. 25,248, which provides that real estate leases containing purchase options—leasing inmobiliario—are not subject to term limits. Generally, terms in our lease agreements range from 3 to 10 years.

Rescission rights

The Argentine Civil and Commercial Code provides that tenants may terminate lease agreements early after the first six months of the effective date. Such termination is subject to penalties which range from one to one-and-a-half months of rent. If the tenant terminates the agreement during the first year of the lease, the penalty is one-and-a-half month’s rent and if termination occurs after the first year of lease, the penalty is one month’s rent.

Other

The Argentine Civil and Commercial Code, among other rules, repealed the Urban Lease Law (No. 23,091), which provided for a rule similar to the one described above, but established the obligation to give at least 60 days’ prior notice of exercise of the unilateral right to termination by the tenant. There are no court rulings yet with respect to the new regulations related to: (i) the unilateral right to termination by tenant; i.e., whether the parties may waive the tenant’s right to terminate the agreement unilaterally; or in relation to (ii) the possibility of establishing a penalty different from the penalty described above in the event of termination.

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

The Argentine Civil and Commercial Code enables the lessor to pursue what is known as an “executory proceeding” upon lessees’ failure to pay rent. In executory proceedings, debtors have fewer defenses available to prevent foreclosure, making these proceedings substantially shorter. In executory proceedings the origin of the debt is not under discussion; the trial focuses on the formalities of the debt instrument itself. The aforementioned code also permits special eviction proceedings, which are carried out in the same way as ordinary proceedings. The Argentine Civil and Commercial Code requires that a residential tenant receive at least 10 days’ prior notice when a landlord demands payment of the amounts due in the event of breach prior to eviction but does not impose any such requirement for other leases. However, court case backlog and numerous procedural hurdles have resulted in significant delays to eviction proceedings, which generally last from six months to two years from the date of filing of the suit for eviction.

Development and use of the land

In the City of Buenos Aires, where the vast majority of our properties are located, we are subject to the following regulations:

Buenos Aires Urban Planning Code

The Buenos Aires Urban Planning Code (Código de Planeamiento Urbano de la Ciudad de Buenos Aires) generally restricts the density and use of property and regulates physical features of improvements to property, such as height, design, set-back and overhang, consistent with the city’s urban planning policy. The Secretary of Urban Planning of the City of Buenos Aires (Secretar’a de Planeamiento Urbano) is responsible for implementing and enforcing the Buenos Aires Urban Planning Code.

Buenos Aires Building Code

The Buenos Aires Building Code (Código de Edificación de la Ciudad de Buenos Aires) complements the Buenos Aires Urban Planning Code and regulates the structural use and development of property in the City of Buenos Aires. The Buenos Aires Building Code requires builders and developers to file applications for building permits, including the submission to the Secretary of Work and Public Services (Secretar’a de Obras y Servicios Públicos) of architectural plans for review, to monitor regulatory compliance.

Buenos Aires Authorizations and Licenses Code

The Buenos Aires Authorizations and Licenses Code (Código de Habilitaciones de la Ciudad de Buenos Aires) sets forth the conditions under which authorizations or licenses to operate may be granted to business establishments, and the rules and procedures these latter are obliged to follow. The General Bureau of Authorizations and Licenses (Dirección General de Habilitaciones y Permisos) is responsible for implementing and enforcing the Buenos Aires Authorizations and Licenses Code.

In other jurisdictions, our real estate activities are subject to similar municipal zoning, building, occupation and environmental regulations. These latter must adhere to federal standards. Additionally, in some jurisdictions we may be subject to the regulation concerning large commercial areas, which requires governmental approval of the location of certain commercial establishments. We believe that all of our real estate properties are in material compliance with all applicable relevant laws, ordinances and regulations.

Sales and ownership

Real Estate Installment Sales Law

The Real Estate Installment Sales Law No. 14,005, as amended by Law No. 23,266 and Decree No. 2015/85, or “Real Estate Installment Sales Act,” imposes a series of requirements on contracts for the sale of subdivided real estate property regarding, for example, that the purchase price for a property is paid in installments and the deed, which is not conveyed to the purchaser until the price has been paid in full. The provisions of this law require, among other things:

●
The registration of the intention to sell the property in subdivided plots with the Real Estate Registry (Registro de la Propiedad Inmueble) corresponding to the jurisdiction of the property. Registration is only possible with regard to unencumbered property. Mortgaged property may only be registered where creditors agree to divide the debt in accordance with the subdivided plots. However, creditors may be judicially compelled to agree to the partition.

●
The preliminary registration with the Real Estate Registry of the purchase instrument within 30 days of execution of the agreements.

Once the property is registered, the installment sale must be completed in a manner consistent with the Real Estate Installment Sales Act. If a dispute arises over the title between the purchaser and third-party creditors of the seller, the installment purchaser who has duly registered the purchase instrument with the Real Estate Registry will have title of the deed to the plot. Further, the purchaser can demand conveyance of title after at least 25% of the purchase price has been paid, although the seller may demand a mortgage to secure payment of the balance of the purchase price.

After payment of 25% of the purchase price or advancement of at least 50% of construction, the Real Estate Installment Sales Act prohibits termination of the sales contract for failure by the purchaser to pay the balance of the purchase price. However, in such event the seller may exercise its rights under any mortgage on the property.

Buildings Law

Buildings Law No. 19,724 (Ley de Pre-horizontalidad) was repealed by the Argentine Civil and Commercial Code which provides that for purposes of execution of sales agreements for units under construction, the owner or developer must purchase insurance in favor of prospective purchasers against the risk of frustration of the development pursuant to the agreement for any reason. A breach of this obligation precludes the owner from exercising any right against the purchaser—such as demanding payment of any outstanding installments due—unless he/she fully complies with their obligations, but does not prevent the purchaser from exercising its rights against the seller.

Protection for the Disabled Law

The Protection for the Disabled Law No. 22,431, enacted on March 16, 1981, as amended, provides that in connection with the construction and remodeling of buildings, access by handicapped persons must be provided. In the construction of public buildings, entrances, transit pathways and adequate facilities for mobility impaired individuals is required.

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

Other regulations

Consumer relationship, consumer or end-user protection

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

The Consumer Protection Law, and the applicable sections of the Argentine Civil and Commercial Code are intended to regulate the constitutional right conferred under the Constitution on the weakest party to the consumer relationship and prevent potential abuses deriving from the stronger bargaining position of vendors of goods and services in a market economy where standard form contracts are widespread.

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

In addition, the Consumer Protection Law imposes penalties ranging from warnings to the forfeiture of concession rights, privileges, tax regimes or special credits to which the sanctioned party may be entitled, including closing down establishments for a term of up to 30 days.

The Consumer Protection Law and the Argentine Civil and Commercial Code define consumers or end users as the individuals or legal entities that acquire or use goods or services, free of charge or for a price for their own final use or benefit or that of their family or social group. In addition, both laws extend consumer protections to those who acquire or use goods or services, with or without consideration, for their own final use or that of their family or social group. The protection under the laws afforded to consumers and end users encompasses the entire consumer relationship, from the offering of the product or service, to cover more than just those relationships established by means of a contract.

The Consumer Protection Law defines the suppliers of goods and services as those who produce, import, distribute or commercialize goods or supply services to consumers or users.

The Argentine Civil and Commercial Code defines a consumer agreement as an agreement that is entered into between a consumer or end user and an individual or legal entity that acts professionally or occasionally either with a private or public company that manufactures goods or provides services, for the purpose of acquisition, use or enjoyment of goods or services by consumers or users for private, family or social use.

The Consumer Protection Law establishes joint and several liability of any producer, manufacturer, importer, distributor, supplier, seller and anyone who has placed its trademark on the thing or service for damages caused to consumers derived from a defect or risk inherent in the thing or the provision of a service.

The Consumer Protection Law excludes the services supplied by professionals that require a college degree and registration in officially recognized professional organizations or by a governmental authority. However, this law regulates the advertisements that promote the services of such professionals.

The Consumer Protection Law determines that the information contained in the offer addressed to undetermined prospective consumers binds the offeror during the period in which the offer takes place and until its public revocation. Further, it determines that specifications included in advertisements, announcements, prospectuses, circulars or other media bind the offeror and are considered part of the contract entered into by the consumer.

Pursuant to Resolution No. 104/2005 issued by the Secretariat of Technical Coordination reporting to the Argentine Ministry of Treasury, Consumer Protection Law adopted Resolution No. 21/2004 issued by the Mercosur’s Common Market Group which requires that those who engage in commerce over the Internet (E-Business) disclose in a precise and clear manner the characteristics of the products and/or services offered and the sale terms. Failure to comply with the terms of the offer is deemed an unjustified denial to sell and gives rise to sanctions.

On September 17, 2014, the Argentine Congress enacted a revised Consumer Protection Law through Law No. 26,993. This law, known as “Conflict Resolution in Consumer Relationships System,” provides for the creation of new administrative and judicial procedures for this field of Law. It created a two-instance administrative system: the Preliminary Conciliation Service for Consumer Relationships (Servicio de Conciliación Previa en las Relaciones de Consumo), or “COPREC,” and the Consumer Relationship Audit, and a number of courts assigned to the resolution of conflicts between consumers and producers of goods and services (Fuero Judicial Nacional de Consumo). In order to file a claim, the amount claimed may not exceed a fixed amount equivalent to 55 adjustable minimum living wages, which are determined by the Ministry of Labor, Employment and Social Security. The claim is required to be filed with the administrative agency. If an agreement is not reached between the parties, the claimant may file the claim in court. COPREC is currently in full force and effect. However, the court system (Fuero Judicial Nacional de Consumo) is not in force yet. Therefore, any court claim should be currently filed with the existing applicable courts. A considerable volume of claims filed against us are expected to be settled pursuant to the system referred to above, without disregarding the full force and effect of different instances for administrative claims existing in the provincial sphere and the City of Buenos Aires, which remain in full force and effect, where potential claims related to this matter could also be filed.

Antitrust Law

Law No. 25,156, as amended, or the “Antitrust Law,” prevents collusive practices by market participants and requires administrative approval for transactions that according to the Antitrust Law constitute an economic concentration. According to this law, mergers, transfers of goodwill, acquisitions of property or rights over shares, capital or other convertible securities, or similar transactions by which the acquirer controls or substantially influences a company, are considered as an economic concentration. Whenever an economic concentration involves a company or companies and the aggregate volume of business in Argentina of the companies concerned exceeds Ps.200.0 million, the respective concentration must be submitted for approval to the CNDC. The request for approval may be filed, either prior to the transaction or within a week after its completion.

When a request for approval is filed, the CNDC may (i) authorize the transaction, (ii) subordinate the transaction to the accomplishment of certain conditions or (iii) reject the authorization.

The Antitrust Law provides that economic concentrations in which the transaction amount and the value of the assets subject to acquisition or disposition do not exceed Ps.20.0 million each are exempted from the administrative authorization. Notwithstanding the foregoing, when the transactions concerned during the prior 12-month period exceed in the aggregate Ps.20.0 million or Ps.60.0 million in the last 36 months, these transactions must be notified to the CNDC.

As our consolidated annual sales volume and our parent’s consolidated annual sales volume exceed Ps.200.0 million, we should give notice to the CNDC of any concentration provided for by the Antitrust Law.

Money laundering

Argentine Law No. 25,246, as amended by Laws Nos. 26,119, 26,268, 26,683 and 27,270, or the “Anti-Money Laundering Law,” categorizes money laundering as a crime, which is defined as the exchange, transfer, management, sale or any other use of money or other assets obtained through a crime, by a person who did not take part in such original crime, with the potential result that such original assets (or new assets resulting from such original assets) have the appearance of having been obtained through legitimate means. The law sets forth a minimum of Ps.300,000 for punishable offenses though crimes involving a lower amount are also prosecuted, but the prison sentence that may be imposed is reduced.

After the enactment of Law No. 26,683, money laundering was included in the Penal Code as an independent crime against economic and financial order and it was split from the title “Concealment” as originally disposed. Therefore, money laundering is a crime which may be prosecuted independently.

The Anti-Money Laundering Law created the Financial Information Unit, or “UIF,” is responsible for the analysis, treatment and procurement of information to prevent money laundering originating from, among others:

●
Crimes related to the traffic and illegal commercialization of drugs (Law No. 23,737);

●
Crimes related to arms traffic (Law No. 22,415);

●
Crimes related to illegal association or terrorist association;

●
Crimes committed by illegal associations organized to commit crimes for political or racial purposes;

●
Crimes against Public Administration;

●
Crimes of minor’s prostitution and child pornography; and

●
Crimes related to terrorism financing.

The UIF analyzes the information received from entities that have the obligation to report suspicious activities or operations and, as the case may be, inform the Public Ministry to carry out the investigations that may be considered relevant or necessary.

The anti-money laundering legal framework in Argentina also assigns information and control duties to certain private sector entities, such as banks, agents, non-profit organizations, stock exchanges, insurance companies, according to the regulations adopted by the UIF, and for financial entities, the Central Bank. These regulations apply to many Argentine companies, including us. These obligations consist mainly of: (i) maintaining internal policies and procedures aimed at money laundering prevention and financing of terrorism, especially through the application of the policy “know your client;” (ii) reporting any suspicious activity or operation and (iii) acting according to the Anti-Money Laundering Law with respect to the confidentiality of the information obtained from the clients. For that purpose, each entity involved must appoint an officer responsible for the monitoring and control under the Anti-Money Laundering Law.

On May 8, 2009, the CNV issued Resolution No. 554 which incorporated within the exchange market provisions designed to comply with money laundering prevention pursuant to Law No. 25,246, as amended and as required by the UIF. This resolution established that any entity subject to the supervision of CNV could only take part in securities transactions if they were ordered by parties that were registered or domiciled in jurisdictions not included in the list of tax havens detailed in Decree No. 1344/98. The resolution also provided that securities offerings by foreign issuers under the supervision of a regulator similar to the CNV, may be approved only if such regulator has signed a memorandum of understanding with the CNV regarding compliance with anti-money laundering principles.

On February 2, 2012, Resolution No. 554 was replaced by Resolution No. 602, which extended the instructions issued by UIF to the entities supervised by the CNV, including some payment mechanisms and control proceedings for the receipt from and the transfers of funds to registered or regulated entities or persons, fixing amounts and instruments to be used. Moreover, this resolution updated the reference to the Decree which referred to tax havens (No. 1,037).

As part of a more comprehensive modification of the rules that govern the scope of supervision of CNV, derived from the enactment of the revised Capital Markets Law and the CNV Rules, which established a new regime for the public offer of securities, CNV issued a revision of its rules to incorporate a new chapter of Anti-Money Laundering Laws including provisions related to the fulfillment of duties to be complied by “Agentes de Negociación,” “Agentes de Liquidación y Compensación,” “Agentes de Distribución y Colocación” and “Agentes de Administración de Productos de Inversión Colectiva,” each of which is considered mandatory under the terms of sections 4, 5 and 22 of article 20 of Law No. 25,246. Such agents are required to comply with Law No. 25,246 and its amendments, regulations enacted by UIF, including executive orders with reference to the decisions adopted by the United Nations Security Council in the fight against terrorism and to comply with the resolutions issued by the Ministry of Foreign Affairs, International Trade and Religion. Furthermore, “Agentes de Custodia de Productos de Inversión Colectiva (Sociedades Depositarias de Fondos Comunes de Inversión),” “Agentes de corretaje,” “Agentes de depósito colectivo” and listed companies with respect to contribution, irrevocable contributions or indebtedness made by a shareholder or a third person to become a shareholder in the future, are also reached by the resolution.

Each of these entities must send by internet (through the online application of CNV) their tax identification number. Additionally, in case of companies, the personal data of the “Compliance Officer” (both regular and alternate) must also be disclosed.

The CNV Rules provide that entities it regulates may only take action relating to public offerings of securities, stipulated, future or optional contracts of any nature and other instruments and financial products with registered, domiciled or domestic counterparties known to CNV or foreign counterparties in jurisdictions included on the list of cooperating countries provided in article 2º, subsection b) of Decree No. 589/2013.

Where a counterparty is not included in the referred list and is from a jurisdiction where it is regulated by an entity similar to CNV, validity of the transactions will be granted if the foreign regulator has signed a memorandum of understanding, cooperation and exchange of information with the CNV.

With the purpose of strengthening the requirements applicable to the grant of authorization to operate in the capital markets, additional requirements were established in connection with: (i) competence and capacity; (ii) moral integrity and honesty and (iii) solvency. Such requirements are subject to the appraisal of CNV and must be fulfilled by managers, directors, auditors and any other individual who performs duties or activities within the company.

Pursuant to Decree 360/2016 dated February 16, 2016, the Argentine government created the National Coordination Program for Combating Money Laundering and Terrorist Financing within the purview of the Ministry of Justice and Human Rights. Its purpose is to rearrange, coordinate and strengthen the anti-money laundering and anti-terrorist financing system at the national level, in light of evolving risks that could impact Argentina and the global requirements to be met under the scope of the obligations and international recommendations of the United Nations and FATF standards.

Moreover, Law No. 27,260, which introduced certain tax modifications and a new regime for residents to disclose undeclared assets currently, due to the restrictions of the Ministry of Finance, the UIF is within its purview, established that the UIF would now be within the purview of the Ministry of Economy and Finances. Furthermore, Resolution 4/2017 was recently issued by UIF by which specific due diligence (commonly referred to as “know your client”) is required when local and foreign depositors open a bank account for financial investments.

Some other measures are applicable to listed companies or their shareholders or beneficial owners who had been convicted or sentenced in connection with money laundering and/or terrorist financing activities or appeared in the list published by the United Nation Security Council.

Credit Card Law

Law No. 25,065, as amended by Law No. 26,010 and Law No. 26,361, governs certain aspects of the business activity known as “credit card system.” Regulations impose minimum contract contents and approval thereof by the Argentine Ministry of Industry, as well as limitations on chargeable interest by users and commissions charged by the retail stores subject to the system. The Credit Card Law applies both to banking and non-banking cards, such as “Tarjeta Shopping,” issued by Tarshop S.A.. Pursuant to Communication “A” 5477 issued by the Central Bank, interest rates charged by non-financial entities may not exceed the interest rate published by the financial system for unsecured loans to individuals, as reported monthly by the Central Bank by more than 25%.

Environmental Law

Our activities are subject to a number of national, provincial and municipal environmental provisions. Article 41 of the Argentine Constitution, as amended in 1994, provides that all Argentine inhabitants have the right to a healthy and balanced environment fit for human development and have the duty to preserve it. Environmental damage requires that the person or entity responsible assume the obligation to restore the subject property as provided by applicable law. The authorities must enforce the protection of this right, the rational use of natural resources, the preservation of the natural and cultural heritage and of biodiversity, and shall also provide for environmental information and education. The National Government must establish minimum standards for environmental protection whereas Provincial and Municipal Governments must set specific standards and regulatory provisions.

On November 6, 2009, the Argentine Congress passed Law No. 25,675 to regulate the minimum standards for the achievement of a sustainable environment and the preservation and protection of biodiversity and to fix environmental policy goals. This law establishes the activities that are subject to an environmental impact assessment and sets forth certain requirements applicable thereto. In addition, such Law sets forth the duties and obligations triggered by any damage to the environment and provides for restoration of the environment to its former condition or, if that is not technically feasible, for payment of compensation in lieu thereof. This Law also fosters environmental education and provides for certain minimum reporting obligations to be fulfilled by natural and legal entities.

In addition, the CNV Rules require reporting of any events of any nature and fortuitous acts that seriously hinder or could potentially hinder performance of our activities, including any events that generate or may generate significant impacts on the environment, providing details on the consequences thereof.

The Argentine Civil and Commercial Code introduced as a novel feature the acknowledgement of collective rights, including the right to a healthy and balanced environment. Accordingly, the Argentine Civil and Commercial Code expressly sets forth that the law does not protect an abusive exercise of individual rights if such exercise could have an adverse impact on the environment or on the collective rights to environmental safety in general. For additional information see “Item 3. Key Information—Risk Factors—Risk Relating to Our Business—Our business is subject to extensive regulation and additional regulations may be imposed in the future.”

Environmental matters

We have consistently acted responsibly regarding the environment in the management of our operating activities by preventing and minimizing the potential adverse environmental impacts of our activities. We have adopted an environmental impact policy, which is used as a reference for the realization of our investments

We are subject to environmental legislation under a series of laws, ordinances, norms, and national, provincial and municipal regulations of Argentina. Environmental obligations vary depending on the project site, the site’s environmental conditions, current and prior uses, and the activity to be developed. Compliance with environmental laws may result in prior project delays or imposed additional requirements that may result in substantial costs, and curtail or infringe our commercial activities. Before purchasing land or carrying out an investment, we undertake or contract independent consultants to carry out an environmental assessment of the plot to identify possible environmental contingencies, as well as analyzing the possible environmental impact of the investment or the development to be carried out. Historically, our operations have not been negatively affected by the existence or potential existence of pollutants, nor by the failure to obtain environmental approvals or permits. As of the date of this annual report, there are no pending legal actions or administrative proceedings in relation to environmental issues against us.

We intend to continue implementing plans for further improvement, following our trajectory of respect for the environment, compliance with the current regulations and optimizing the use of resources.

C. Organizational Structure

The following table presents information relating to our ownership interest and the percentage of our consolidated total net revenues represented by our subsidiaries as of June 30, 2017:

Subsidiary	Activity	Country of incorporation	Ownership percentage	Voting power percentage (1)	Percentage of our total net revenues
Arcos del Gourmet S.A.	Real estate	Argentina	90%	90%	1.23%
Fibesa S.A.	Real estate	Argentina	100%	100%	2.45%
Emprendimiento Recoleta S.A.	Real estate	Argentina	54%	54%	1.88%
Shopping Neuquén S.A.	Real estate	Argentina	100%	100%	0.67%
Panamerican Mall S.A.	Real estate	Argentina	80%	80%	10.92%
Torodur S.A.	Investments	Uruguay	100%	100%	0%
Entertaiment Holding S.A.	Real estate	Argentina	70%	70%	0%

(1) Percentage of equity interest has been rounded. It does not contemplate irrevocable capital contributions.

Organizational chart

(1) Through EHSA, which owns 50% of La Rural S.A.

D. Property, Plant and Equipment

Our properties include shopping centers, office buildings and land reserves for the construction of shopping centers or apartment buildings. All of our properties are located in Argentina. Also, for information about our future developments please see “Business Overview—Future Developments.”

 The following table sets forth certain information about our owned properties:

Property	Location	Use	Encumbrance
Shopping center portfolio
Alto Palermo Shopping	City of Buenos Aires, Argentina	Shopping Center	-
Abasto	City of Buenos Aires, Argentina	Shopping Center	-
Alto Avellaneda	City of Avellaneda, Argentina	Shopping Center	-
Alcorta Shopping	City of Buenos Aires, Argentina	Shopping Center	-
Patio Bullrich	City of Buenos Aires, Argentina	Shopping Center	-
Alto NOA	City of Salta, Argentina	Shopping Center	-
Buenos Aires Design	City of Buenos Aires, Argentina	Shopping Center	-
Alto Rosario	City of Rosario, Argentina	Shopping Center	-
Mendoza Plaza	City of Mendoza, Argentina	Shopping Center	-
Córdoba Shopping – Villa Cabrera (1)	City of Córdoba, Argentina	Shopping Center	Antichresis
Dot Baires Shopping	City of Buenos Aires, Argentina	Shopping Center	-
Soleil Premiun Outlet	City of San Isidro, Argentina	Shopping Center	-
Patio Olmos (2)	City of Córdoba, Argentina	Shopping Center	-
Alto Comahue	City of Neuquén, Argentina	Shopping Center	-
Distrito Arcos	City of Buenos Aires, Argentina	Shopping Center	-
Ocampo parking space	City of Buenos Aires, Argentina	Shopping Center	-
Office and Other rental properties portfolio
Abasto offices	City of Buenos Aires, Argentina	Rental Office	-
Dot Building	City of Buenos Aires, Argentina	Rental Office	-
Anchorena 545 (Chanta IV)	City of Buenos Aires, Argentina	Rental Office	-
Anchorena 665	City of Buenos Aires, Argentina	Rental Office	-
Zelaya 3102	City of Buenos Aires, Argentina	Rental Office	-
Suipacha 664	City of Buenos Aires, Argentina	Rental Office	-
Bouchard 710	City of Buenos Aires, Argentina	Rental Office	-
Intercontinental Plaza	City of Buenos Aires, Argentina	Rental Office	-
República building	City of Buenos Aires, Argentina	Rental Office	-
Bank Boston tower	City of Buenos Aires, Argentina	Rental Office	-
Paseo del Sol	City of Buenos Aires, Argentina	Rental Office	-
Phillips building	City of Buenos Aires, Argentina	Rental Office	-
Undeveloped parcels of land
Building annexed to DOT	City of Buenos Aires, Argentina	Undeveloped parcels of land	-
Caballito – Ferro (3)	City of Buenos Aires, Argentina	Undeveloped parcels of land	-
Luján plot of land	City of Luján, Argentina	Undeveloped parcels of land	-
Intercontinental plot of land Tower B	City of Buenos Aires, Argentina	Undeveloped parcels of land	-
Annexed to DOT plot of land	City of Buenos Aires, Argentina	Undeveloped parcels of land	-
Mendoza plot of land	City of Mendoza, Argentina	Undeveloped parcels of land	-
Properties under development
PH Office Park	City of Buenos Aires, Argentina	Properties under development	-
Alto Palermo Shopping Annex	City of Buenos Aires, Argentina	Rental Office	-
Distrito Arcos	City of Buenos Aires, Argentina	Shopping Center

(1)
Included in Investment Properties is the cinema building located at Córdoba Shopping – Villa Cabrera, which is encumbered by a right of antichresis as a result of loan due to Empalme by NAI INTERNACIONAL II Inc. The total amount of the loan outstanding was Ps.12.2 million as of June 30, 2017.
(2)
We lease this property to a shopping center operator under an operating lease that expires in 2032.
(3)
We own a parcel of land with a surface area of 23,791 square meters in the “Caballito” neighborhood, one of the most densely populated neighborhoods in the City of Buenos Aires, which we purchased in November 1997. This land could be used to build a 30,000 square meter shopping mall that could include a hypermarket, a cinema complex and various leisure and entertainment areas.

Our executive office is located at Intercontinental Plaza building, located at 877 Moreno in Buenos Aires, while we own. We consider that all our facilities are appropriate for our current needs and suitable for their intended uses.

ITEM 4A. Unresolved staff comments

 Not applicable.

ITEM 5. Operating and Financial Review and Prospects

A. Operating Results

The following management’s discussion and analysis of financial condition and results of operations should be read in conjunction with our Audited Financial Statements included in this annual report, as well as the information presented under “Item 3. Key Information—Selected consolidated financial data.” This management’s discussion and analysis of financial condition and results of operations contains forward-looking statements that involve risks, uncertainties and assumptions, some of which are discussed under “Item 3. Key Information—Risk Factors.” These forward-looking statements include, among others, those statements including the words “will,” “expects,” “anticipates,” “intends,” “believes” and similar language. The actual results may differ materially and adversely from those anticipated in these forward-looking statements as a result of many risk factors, including those set forth elsewhere in this annual report.

General

We prepare our Audited Financial Statements in Pesos and in accordance with IFRS, as issued by the IASB, and with CNV Rules.

Historically, we measured the value of our portfolio of investment properties at cost. On May 12, 2017, our Board of Directors resolved to change our accounting policy for measuring the value of our investment property from the cost model to the fair value model, as permitted under IAS 40. Accordingly, we retroactively recast our previously issued consolidated financial statements as of June 30, 2016 and 2015 and for fiscal year ended June 30, 2016, 2015 and 2014 as required by IAS 40 and IAS 8.  We have furnish to the SEC such consolidated financial statement on a report on Form 6-k dated May 26, 2017.

Overview

We own, develop and manage commercial real estate properties, which consist primarily of shopping malls and office buildings throughout Argentina. We are currently the largest owner and operator of shopping malls and one of the largest owners of office buildings and other commercial properties in Argentina in terms of gross leasable area and number of rental properties according to data published by the Argentine Chamber of Shopping Malls.

We own 16 shopping malls of which we manage 15, with an aggregate 341,289 square meters of gross leasable area as of June 30, 2017. In addition to several projects that are currently under development, we have a potential to develop 251,206 square meters of shopping malls, of which 133,206 square meters correspond to expansions of our existing shopping malls, and 118,000 square meters to future developments of our land reserves. Of the 16 shopping malls we own, seven are located in the City of Buenos Aires, two in the Greater Buenos Aires area, and the others in the provinces of Salta, Santa Fé, Mendoza, Córdoba and Neuquén. In addition, we operate La Ribera Shopping in the City of Santa Fé which we own through a joint venture, and own the historic real estate that houses the Patio Olmos shopping mall in the Province of Córdoba, which mall is operated by a third party.

As of June 30, 2017, we owned and managed seven office buildings located in the City of Buenos Aires with 86,497 square meters of total gross leasable area and a land reserve with potential for development of an additional 58,400 square meters of office space, in addition to our current projects under development (Catalinas and Polo Dot). As of June 30, 2017, we also owned other rental properties and land reserves with a total of 122,551 square meters of gross leasable area.

Factors affecting our results of operations

Effects of Argentine macroeconomic factors

All of our assets are located in Argentina, where we conduct our operations. Therefore, our financial condition and the results of our operations are significantly dependent upon economic conditions prevailing in Argentina. The table below shows Argentina’s GDP growth, inflation rates, dollar exchange rates and the appreciation (depreciation) of the Peso against the U.S. dollar for the indicated periods (inter-annual information—which is the 12 month period preceding the dates presented—is presented to conform to our fiscal year periods).

	Fiscal year ended June 30,
	2017	2016	2015
	(inter-annual data)
GDP growth	2.7%	(3.4)%	1.2%
Inflation (IPIM)(1)	14.2%	26.7%	13.6%
Inflation (CPI)	21.9%	37.6%	14.0%
Depreciation of the Peso against the U.S. dollar(2)	(10.6)%	(65.9)%	(12.0)%
Average exchange rate per US$1.00(3)	Ps.16.5800	Ps.14.9900	Ps.9.0380

(1) IPIM is the wholesale price index as measured by the Argentine Ministry of Treasury.
(2) Depreciation during fiscal year 2016 was mostly due to the depreciation of the Peso that took place on December 17, 2015.
(3) Represents average of the selling and buying exchange rate.

Sources: INDEC, Argentine Ministry of Treasury, Ministry of Treasury of the City of Buenos Aires, and Central Bank.

Argentine GDP increased 2.7% during our 2017 fiscal year, compared to decrease of 3.4% in our fiscal 2016. Shopping mall sales grew 11.3% in the fiscal 2017 compared to fiscal 2016. As of June 30, 2017, the unemployment rate was at 8.7% of the country’s economically active population compared to 9.3% as of June 30, 2016.

Changes in short- and long-term interest rates, unemployment and inflation rates may reduce the availability of consumer credit and the purchasing power of individuals who frequent shopping malls. These factors, combined with low GDP growth, may reduce general consumption rates at our shopping malls. Since most of the lease agreements in our shopping malls, our main source of revenue, require tenants to pay a percentage of their total sales as rent, a general reduction in consumption may reduce our revenue. A reduction in the number of shoppers at our shopping malls and, consequently, in the demand for parking, may also reduce our revenues from services rendered.

Effects of inflation

The following are annual inflation rates during the fiscal years indicated, based on information published by the INDEC, an entity dependent of the Argentine Ministry of Treasury.

	Consumer price index	Wholesale price index
	(inter-annual data)
Fiscal Year ended June 30,
2013	10.5%	13.5%
2014	15.0%	27.7%
2015	14.0%	13.6%
2016	37.6%(1)	26.7%
2017	21.9%	14.2%

(1) Given the modifications to the system that INDEC uses to measure CPI, there is no data for any price variations from July 1, 2015 to June 30, 2016. For that reason, we present aggregate prices from January 1, 2016 to June 30, 2016, published by INDEC.

Continuing increases in the rate of inflation are likely to have an adverse effect on our operations. Additionally, the minimum lease payments we receive from our shopping mall tenants are generally adjusted in accordance with the CER, an inflation index published by the Central Bank. Although higher inflation rates in Argentina may increase minimum lease payments, given that tenants tend to pass on any increases in their expenses to consumers, higher inflation may lead to an increase in the prices our tenants charge consumers for their products and services, which may ultimately reduce their sales volumes and consequently the portion of rent we receive based on our tenants’ gross sales.

For the leases of spaces at our shopping malls we use for most tenants a standard lease agreement, the terms and conditions of which are described below. However, our largest tenants generally negotiate better terms for their respective leases. No assurance can be given that lease terms will be as set forth in the standard lease agreement.

The rent specified in our leases generally is the higher of (i) a monthly Base Rent and (ii) a specified percentage of the store’s monthly gross sales, which generally ranges between 3% and 10% of such sales. In addition, pursuant to the rent escalation clause in most of our leases, a tenant’s Base Rent generally increases between 21% and 25% on an annual and cumulative basis from the thirteenth (13th) month of effectiveness of the lease. Although many of our lease agreements contain price adjustment provisions, these are not based on an official index nor do they reflect the inflation index. In the event of litigation regarding these adjustment provisions, there can be no assurance that we may be able to enforce such clauses contained in our lease agreements. See “Item 4. Information of the Company—Business Overview—Our Shopping Malls—Principal Terms of our Leases.”

An increase in our operating costs caused by higher inflation could have a material adverse effect on us if our tenants are unable to pay higher rent due to the increase in expenses. Moreover, the shopping mall business is affected by consumer spending and by prevailing economic conditions that affect potential customers. All of our shopping malls and commercial properties are located in Argentina, and, as a consequence, their business and that of our tenants could be adversely affected by a recession in Argentina.

Since the INDEC modified its methodology used to calculate the CPI in January 2007, there have been concerns about the accuracy of Argentina’s official inflation statistics, which led to the creation of the IPCNu in February 2014 in order to address the quality of official data. See “Item 3. Key Information—Risk Factors—Risks Relating to Argentina—Economic and political instability in Argentina may adversely and materially affect our business, results of operations and financial condition.”

Seasonality

Our business is directly affected by seasonality, influencing the level of our tenants’ sales. During Argentine summer holidays (January and February) our tenants’ sales typically reach their lowest level, whereas during winter holidays (July) and in Christmas (December) they reach their maximum level. Clothing retailers generally change their collections in spring and autumn, positively affecting our shopping malls’ sales. Discount sales at the end of each season are also one of the main seasonal factors affecting our business.

Effects of interest rate fluctuations

Most of our U.S. dollar-denominated debt accrues interest at a fixed rate. An increase in interest rates will result in a significant increase in our financing costs and may materially affect our financial condition or our results of operations.

Effects of foreign currency fluctuations

A significant portion of our financial debt is denominated in U.S. dollars. Therefore, a devaluation or depreciation of the Peso against the U.S. dollar would increase our indebtedness measured in Pesos and materially affect our results of operations. Foreign currency exchange rate fluctuations significantly increase the risk of default on our lease receivables. Foreign currency exchange restrictions that may be imposed by the Argentine government could prevent or restrict our access to U.S. dollars, affecting our ability to service our U.S. dollar-denominated liabilities.

Typically real estate transactions in Argentina are negotiated and prices are set in U.S. dollars. Therefore, a devaluation or depreciation of the Peso against the U.S. dollar would increase the value of our real estate properties measured in Pesos and an appreciation of the Peso would have the opposite effect.

During fiscal 2017, 2016 and fiscal 2015, the Peso depreciated against the U.S. dollar by approximately 11%, 66% and 12%, respectively, which caused an impact on the comparability of our results of operations for the year ended June 30, 2017 to our results of operations for the year ended June 30, 2016 and for the year ended June 30, 2016 to our results of operations for the year ended June 30, 2015, primarily in our revenues from office rentals and our net assets and liabilities denominated in foreign currency. The depreciation of the Peso affected our assets and liabilities denominated in foreign currency, as reflected in “financial results, net” in our consolidated statement of comprehensive income.

As a result of the depreciation of the Peso and the discontinuation of the official exchange rate in December 2015, the seller exchange rate was Ps.9.6880 per US$1.00 on November 30, 2015, Ps.13.0400 per US$1.00 on December 31, 2015, Ps.15.0400 per US$1.00 on June 30, 2016, and Ps.16.6300 per US$1.00 on June 30, 2017. See “Item 3. Key Information—Selected Consolidated data—Local Exchange Market and Exchange Rates.”

Factors affecting comparability of our results of operations

Acquisition of office buildings and land reserves from IRSA

On December 22, 2014, we acquired from IRSA, our controlling shareholder, 83,789 square meters of premium office space including the República Building, the Bouchard 710 building, the Della Paolera 265 building, the Intercontinental Plaza Building, the Suipacha 652 building and the land reserve “Intercontinental II” with potential to develop up to 19,600 square meters, each located in the City of Buenos Aires. The total purchase price of the transaction was US$308.0 million, which reflected the fair value of the office properties and land reserve and was based on appraisals from independent third-party appraisers.

On May 5, 2015, we sold to an un-related party 8,470 square meters consisting of nine floors of office space, 72 parking units and six storage units in the Intercontinental Plaza Building, for Ps.376.4 million, which generated a profit before tax of Ps.123.7 million. The revenues from these properties represented 4.6% of our income from sales, rents and services provided to our Offices and Others rental properties included in our Offices and Others segment for fiscal 2015.

On September 10, 2015, we sold to a an un-related party 5,963 square meters corresponding to a seven-story office space, 56 parking units and three storage units in the Intercontinental Plaza Building for Ps.324.5 million that resulted in profit before tax of Ps.155.9 million. The revenues from these properties represented 5.1% of our income from sales, rents and services provided to our Offices and Others rental properties included in our Offices and Others segment for the six-month period ended December 31, 2015.

On December 27, 2016, we sold to an un-related party 1,795 square meters corresponding to two floors and 16 parking units in the Intercontinental Plaza Building, for US$6.0 million, which has been fully paid. Additionally, on May 30, 2017, we sold to an unrelated party the third floor of the intercontinental building and 8 parking spaces and a storage unit for US$3 million. As of June 30, 2017, we owned 3,876 sq. meters in this building. Contracts for the rental of office buildings and other commercial properties are generally stated in U.S. dollars and in accordance with Argentine law they are not subject to inflation adjustment.

New shopping malls

During the fiscal years ended June 30, 2017, 2016, 2014 and 2013 we maintained the same portfolio of operating shopping malls. During fiscal 2015 we inaugurated two new shopping malls: (i) “Distrito Arcos,” located in the neighborhood of Palermo, City of Buenos Aires, in December 2014; and (ii) “Alto Comahue,” located in the City of Neuquén, Argentine Patagonian region, in March 2015. During the period from their respective opening dates through June 30, 2015, these two shopping malls generated revenues of Ps.22.9 million and Ps.11.7 million, respectively, which represented in aggregate 1.9% of the total revenues of our Shopping Malls segment for fiscal 2015.

Fluctuations in the market value of our investment properties as a result of revaluations

Currently, our interests in investment properties are revalued quarterly. Any increase or decrease in the fair value of our investment properties, based on appraisal reports commissioned from independent appraisers, is recorded in our consolidated statement of comprehensive income for the period during which revaluation occurs as a net increase or decrease in the fair value of the properties. The revaluation of our properties may therefore result in significant fluctuations in the results of our operations.

Property values are affected by, among other factors, supply and demand of comparable properties, the rate of economic or GDP growth in Argentina and in particular in the provinces or regions in which our properties are located, any asset enhancement initiatives or improvements undertaken, prevailing interest rates, foreign exchange rates and rates of inflation at the time of the appraisal, and political and economic developments. For example, during the 2016 fiscal year, there was a 65.5% depreciation of the Peso from Ps.9.088 to US$1.00 as of June 30, 2015 to Ps.15.04 to US$1.00 as of June 30, 2016, and during the 2017 fiscal year, there was a 10.6% depreciation of the Peso from Ps.15.04 yo US$1.00 as of June 30, 2016 to Ps.16.6300 to US$1.00 as of June 30, 2017, which had a significant impact on the revaluation of investment properties for fiscal year 2016. Retail property markets have historically been cyclical and future cyclical changes may result in fluctuations in the fair value of our properties and adversely affect our financial condition and results of operations.

Business Segment Reporting

We must disclose segment information in accordance with IFRS 8, which requires that we report financial and descriptive information about our reportable segments. Operating segments are components of our business about which separate financial information is available that is evaluated regularly by our Executive committee, in order to allocate resources and assess performance. The discussion below should be read in conjunction with our disclosure provided in Note 6 of our Audited Consolidated Financial Statements incorporated by reference herein.

We operate our business through four principal business segment as further described below:

●
“Shopping Malls” includes the operation and development of shopping malls, through which we generate rental income and fees charged for services related to the lease of retail stores and other spaces. Our Shopping Malls segment includes highly diversified, multi-format assets with a particular focus on retailers that cater to middle- to high-income consumers.

●
“Offices and Others” includes the lease of offices and other rental properties and services related to these properties.

●
“Sales and Developments” includes the sales of undeveloped parcels of land and properties, and activities related to the development and maintenance of such properties.

●
“Financial Operations and Others” includes the financing activities developed through our associated company Tarshop S.A., and our residual consumer financing transactions.

Effective fiscal 2017, we introduced a change in the way our Chief operating decision maker evaluates performance for our “offices and others” and “sales and developments” segments. For those investment properties sold in our offices and others segment, their change in fair value (or realized gain) is now shown as part of the sales and developments segment. This change has been retroactively effected for all periods presented in accordance with IFRS 8.

The following table sets forth certain operating and financial data by business segment for the periods indicated:

	For the fiscal years ended June 30,
	2017	2016	2015
	(in millions of Ps.)
Shopping Malls
Revenues	3,046.6	2,409.1	1,778.3
Operating income	4,258.0	17,905.0	2,044.3
Segment Adjusted EBITDA(1) (unaudited)	2,207.3	1,793.3	1,330.4
Segment Net Operating Income(2) (unaudited)	2,526.5	2,033.5	1,515.1
Offices and Others
Revenues	401.8	284.1	160.1
Operating income	1,381.1	1,101.8	1,401.5
Segment Adjusted EBITDA(1) (unaudited)	322.9	238.8	91.2
Segment Net Operating Income(2) (unaudited)	346.4	263.5	154.1
Sales and Developments
Revenues	99.1	2.7	6.6
Operating income	221.5	389.7	675.2
Segment Adjusted EBITDA(1) (unaudited)	94.1	137.6	118.7
Segment Net Operating Income(2) (unaudited)	128.6	165.7	132.5
Financial Operations and Others
Revenues	0.9	1.0	0.1
Operating income	(2.2)	(0.9)	8.5
Segment Adjusted EBITDA(1) (unaudited)	(2.2)	(0.9)	8.5
Segment Net Operating Income(2) (unaudited)	(2.1)	(0.9)	(0.3)

(1) Adjusted Segment EBITDA is calculated for each of our operating segments as our segment’s profit or loss before financing and taxation for the year excluding depreciation, amortization and the unrealized results due to the revaluation of the investment properties to fair value and share in profit / (loss) of associates and joint venture. For more information regarding Adjusted Segment EBITDA, including a numerical reconciliation to the most comparable IFRS metrics, see “Item 3. Key Information —Selected consolidated financial data” and “—Business Segment Reporting.”
(2) Segment NOI is calculated for each of our operating segments as our segment’s gross profit for the year less selling expenses, plus net realized gain on changes in fair value of investment property and plus depreciation and amortization. For more information regarding Segment NOI, including a numerical reconciliation to the most comparable IFRS metrics, See see “Item 3. Key Information —Selected consolidated financial data” and “—Business Segment Reporting.”

The average of the seller exchange rate for the fiscal year 2017, quoted by Banco de la Nación Argentina was Ps.15.4517.

		For the fiscal year ended June 30, 2017
	Shopping Malls	Offices and others	Sales and developments	Financial operations and others	Total Urban properties and investments
			(in thousands)
Segment profit (loss) before financing and taxation	4,257,978	1,396,377	221,504	(3,815)	5,872,044
Depreciation and amortization	17,433	6,409	625	—	24,467
Unrealized gain from fair value adjustment of investment properties	2,068,103	1,064,586	128,022	—	3,260,711
Share in profit / (loss) of associates and joint ventures	—	15,315	—	(1,637)	13,678
Adjusted Segment EBITDA (unaudited)	2,207,308	322,885	94,107	(2,178)	2,622,122

Adjustment for expenses and collective promotion funds					(20,479)
Adjustment for share in profit (loss) of joint ventures					(73,923)
Share in profit (loss) of associates and joint ventures					53,438
Consolidated Adjusted EBITDA (unaudited)					2,581,158

Other financial results, net					(65,186)
Fair value gains of financial assets and liabilities at fair value through profit or loss					203,087
Gain/loss from derivative financial instruments					81,105
Foreign exchange differences, net					(550,408)
Share of profit of associates and joint ventures					152,703
Unrealized results due to the revaluation of the fair value of our investment properties					3,068,248
Consolidated EBITDA (unaudited)					5,470,707
Depreciation and amortization					(28,540)
Income tax expense					(1,609,181)
Interest expense					(639,768)
Interest income					184,296
Total profit for the period/year					3,377,514

		For the fiscal year ended June 30, 2016
	Shopping Malls	Offices and others	Sales and developments	Financial operations and others	Total Urban properties and investments
			(in thousands)
Segment profit (loss) before financing and taxation	17,905,001	1,122,217	389,682	(32,364)	19,384,536
Depreciation and amortization	19,992	4,416	485	—	24,893
Unrealized gain from fair value adjustment of investment properties	16,131,702	867,413	252,570	—	17,251,685
Share in profit / (loss) of associates and joint ventures	—	20,430	—	(31,447)	(11,017)
Adjusted Segment EBITDA (unaudited)	1,793,291	238,790	137,597	(917)	2,168,761

Adjustment for expenses and collective promotion funds					(19,627)
Adjustment for share in profit (loss) of joint ventures					(124,213)
Share in profit (loss) of associates and joint ventures					116,510
Consolidated Adjusted EBITDA (unaudited)					2,141,431

Other financial results, net					(100,051)
Fair value gains of financial assets and liabilities at fair value through profit or loss					466,328
Gain/loss from derivative financial instruments					1,248,374
Foreign exchange differences, net					(1,815,553)
Share of profit of associates and joint ventures					204,299
Unrealized results due to the revaluation of the fair value of our investment properties					16,919859,248
Consolidated EBITDA (unaudited)					19,064,687
Depreciation and amortization					(22,944)
Income tax expense					(6,278,894)
Interest expense					(612,486)
Interest income					102,169
Total profit for the period/year					12,252,532

		For the fiscal year ended June 30, 2015
	Shopping Malls	Offices and others	Sales and developments	Financial operations and others	Total Urban properties and investments
			(in thousands)
Segment profit (loss) before financing and taxation	2,044,317	1,407,252	675,226	19,210	4,146,005
Depreciation and amortization	15,225	4,777	—	—	20,002
Unrealized gain from fair value adjustment of investment properties	729,146	1,315,059	556,560	—	2,600,765
Share in profit / (loss) of associates and joint ventures	—	5,741	—	10,740	16,481
Adjusted Segment EBITDA (unaudited)	1,330,396	91,229	118,666	8,470	1,548,761

Adjustment for expenses and collective promotion funds					(17,185)
Adjustment for share in profit (loss) of joint ventures					(19,212)
Share in profit (loss) of associates and joint ventures					6,986
Consolidated Adjusted EBITDA (unaudited)					1,519,350

Other financial results, net					(28,720)
Fair value gains of financial assets and liabilities at fair value through profit or loss					50,176
Gain/loss from derivative financial instruments					(2,961)
Foreign exchange differences, net					(210,162)
Share of profit of associates and joint ventures					50,768
Unrealized results due to the revaluation of the fair value of our investment properties					2,559,492
Consolidated EBITDA (unaudited)					3,937,943
Depreciation and amortization					(16,892)
Income tax expense					(1,249,369)
Interest expense					(329,170)
Interest income					69,307
Total profit for the period/year					2,411,819

		For the fiscal year ended June 30, 2017
	Shopping Malls	Offices and others	Sales and developments	Financial operations and others	Total Urban properties and investments
			(in thousands)
Gross profit	2,697,143	373,859	76,602	843	3,148,447
Selling expenses	(188,081)	(33,871)	(13,740)	(2,982)	(238,674)
Net realized gain on changes in fair value of investment property	—	—	65,165	—	65,165
Depreciation and amortization	17,433	6,409	625	—	24,467
Segment NOI (unaudited)	2,526,495	346,397	128,652	(2,139)	2,999,405

Adjustment for expenses and collective promotion funds					(20,479)
Adjustment for share in profit (loss) of joint ventures					(26,519)
Adjustment for selling expenses					2,146
Consolidated NOI (unaudited)					2,954,553

Depreciation and amortization					(28,540)
Net realized gain on changes in fair value of investment property					(65,165)
Selling expenses					236,528
Gross profit for the year					3,097,376

		For the fiscal year ended June 30, 2016
	Shopping Malls	Offices and others	Sales and developments	Financial operations and others	Total Urban properties and investments
			(in thousands)
Gross profit	2,158,776	271,883	(3,041)	936	2,428,554
Selling expenses	(145,278)	(12,824)	(4,264)	(1,835)	(164,201)
Net realized gain on changes in fair value of investment property	—	—	172,544	—	172,544
Depreciation and amortization	19,992	4,416	485	—	24,893
Segment NOI (unaudited)	2,033,490	263,475	165,724	(899)	2,461,790

Adjustment for expenses and collective promotion funds					(19,627)
Adjustment for share in profit (loss) of joint ventures					(12,580)
Adjustment for selling expenses					1,980
Consolidated NOI (unaudited)					2,431,563

Depreciation and amortization					(22,944)
Net realized gain on changes in fair value of investment property					(172,544)
Selling expenses					162,221
Gross profit for the year					2,398,296

		For the fiscal year ended June 30, 2015
	Shopping Malls	Offices and others	Sales and developments	Financial operations and others	Total Urban properties and investments
			(in thousands)
Gross profit	1,612,711	154,784	1,669	91	1,769,255
Selling expenses	(112,824)	(5,505)	(254)	(380)	(118,963)
Net realized gain on changes in fair value of investment property	—	—	131,064	—	131,064
Depreciation and amortization	15,225	4,777	—	—	20,002
Segment NOI (unaudited)	1,515,112	154,056	132,479	(289)	1,801,358

Adjustment for expenses and collective promotion funds					(17,185)
Adjustment for share in profit (loss) of joint ventures					(15,122)
Adjustment for selling expenses					1,280
Consolidated NOI (unaudited)					1,770,331

Depreciation and amortization					(16,892)
Net realized gain on changes in fair value of investment property					(131,064)
Selling expenses					117,683
Gross profit for the year					1,740,058

As explained in Note 6 to our Audited Financial Statements, the operating income from our joint ventures NPSF and Quality Invest are reported under the proportional consolidation method. Under this method, income/loss generated by joint ventures is reported in the Consolidated Statements of Comprehensive Income line-by-line, rather than in a single item as required by IFRS. Management believes that the proportional consolidation method provides more useful information to assess the return of these businesses, because the assets and income or loss generated by consolidated operations are similar to that booked under the equity method. This is because under the proportional consolidation method revenues and expenses are reported separately, instead of offsetting and reporting them as a single item in the Consolidated Statements of Comprehensive Income. Therefore, the proportional consolidation method is used by our chief operating decision maker, or “CODM,” to assess and understand the impact on our results of operations of these businesses as a whole.

The operating results of our LRSA is accounted for under the equity method. Management believes that, in this case, the equity method provides more adequate information for this type of investment.

Our CODM evaluates performance of business segments based on segment profit, defined as profit or loss from operations before financing and taxation. The measurement principles for our segment reporting structure are based on the IFRS principles adopted in the preparation of our Audited Financial Statements, except our share of profit or loss of joint ventures as discussed above. Revenue generated and goods and services exchanged between segments are calculated on the basis of market prices. Intercompany transactions between segments, if any, are eliminated.

The following tables present a reconciliation between the total results of operations corresponding to segment information and the results of operations as per our Consolidated Statement of Comprehensive Income. The adjustments are related to the presentation of the results of joint ventures on an equity-accounted basis (as discussed above) under IFRS.

	For the fiscal year ended June 30, 2017
	Total segment reporting	Adjustment for expenses and collective promotion fund(1)	Adjustment for share of profit/ (loss) of joint ventures	Adjustment for inter-segment eliminations	Total as per statement of comprehensive income
	(in thousands of Ps.)
Revenues	3,548,382	1,488,186	(39,406)	—	4,997,162
Costs	(399,935)	(1,512,738)	12,887	—	(1,889,786)
Gross profit (loss)	3,148,447	(24,552)	(26,519)	—	3,097,376
Changes in fair value of investment property	3,325,876	—	(192,463)	—	3,133,413
General and administrative expenses	(324,961)	—	2,785	—	(322,176)
Selling expenses	(238,674)	—	2,146	—	(236,528)
Other operating results, net	(52,322)	—	1,103	—	(51,219)
Profit (loss) from operations	5,858,366	(24,552)	(212,948)	—	5,620,866
Share of profit of associates and joint ventures	13,678	—	139,025	—	152,703
Segment profit (loss) before financing and taxation	5,872,044	(24,552)	(73,923)	—	5,773,569

	For the fiscal year ended June 30, 2016
	Total segment reporting	Adjustment for expenses and collective promotion fund(1)	Adjustment for share of profit/ (loss) of joint ventures	Adjustment for inter-segment eliminations	Total as per statement of comprehensive income
	(in thousands of Ps.)
Revenues	2,696,911	1,183,627	(22,038)	—	3,858,500
Costs	(268,357)	(1,201,305)	9,458	—	(1,460,204)
Gross profit (loss)	2,428,554	(17,678)	(12,580)	—	2,398,296
Changes in fair value of investment property	17,424,229	—	(331,826)	—	17,092,405
General and administrative expenses	(222,247)	—	667	—	(221,580)
Selling expenses	(164,201)	—	1,980	—	(162,221)
Other operating results, net	(70,782)	—	2,230	—	(68,552)
Profit from operations	19,395,553	(17,678)	(339,529)	—	19,038,346
Share of profit (loss) of associates and joint ventures	(11,017)	—	215,316	—	204,299
Segment profit (loss) before financing and taxation	19,384,536	(17,678)	(124,213)	—	19,242,645

	For the fiscal year ended June 30, 2015
	Total segment reporting	Adjustment for expenses and collective promotion fund(1)	Adjustment for share of profit/(loss) of joint ventures	Adjustment for inter-segment eliminations	Total as per statement of comprehensive income
	(in thousands of Ps.)
Revenues	1,945,205	833,905	(21,029)	—	2,758,081
Costs	(175,950)	(847,980)	5,907	—	(1,018,023)
Gross profit (loss)	1,769,255	(14,075)	(15,122)	—	1,740,058
Changes in fair value of investment property	2,731,829	—	(41,273)	—	2,690,556
General and administrative expenses	(140,638)	—	404	108	(140,126)
Selling expenses	(118,963)	—	1,280	—	(117,683)
Other operating results, net	(111,959)	—	1,212	(108)	(110,855)
Profit (loss) from operations	4,129,524	(14,075)	(53,499)	—	4,061,950
Share of profit of associates and joint ventures	16,481	—	34,287	—	50,768
Segment profit (loss) before financing and taxation	4,146,005	(14,075)	(19,212)	—	4,112,718

 (1) Our lease agreements require our tenants to contribute to a collective promotion fund, administered by us, that is used for promotional and marketing activities which are undertaken to draw consumer traffic to our shopping malls. Tenants’ contributions are generally calculated as a percentage of monthly rent accrued. Revenue so derived is also included under rental income and services segregated from advertising and promotion expenses. Collective promotion charges include common area maintenance expenses for items such as administration, security, operations, maintenance, cleaning and taxes.

Critical accounting policies and estimates

Our Audited Financial Statements are prepared in accordance with IFRS as issued by the IASB. Note 2 to our Audited Financial Statements describes the most significant accounting policies, including our critical accounting policies, applied in the preparation of our financial statements. The accounting policies applied in the preparation of our Financial Statements are consistent with those applied in the preparation of our Audited Financial Statements.

In applying these policies, we are required to make judgements, estimates and assumptions about the carrying amount of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered relevant. Actual results may differ from these estimates. The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revisions and future periods if the revision affects both current and future periods.

Property appraisals require a significant level of estimation uncertainty and appraisal of our investment properties is a central component of our business. In estimating fair value of our properties portfolio, we engaged a third party qualified commercial real estate appraisal and consulting firm to perform appraisals of our investment properties. Information about the valuation techniques and inputs used in determining the fair value of our property portfolio is disclosed in Note 2 to our Audited Financial Statements.

Our investment properties comprise shopping malls, office buildings, other rental properties and land reserves. Due to the application of the fair value model in our portfolio of investment properties, the main measurement differences were as follows:

●
The reversal of depreciation expense of investment properties previously recorded in our financial statements under the cost model

●
Recognition of net gain from fair value adjustments of investments properties

●
The reversal of gain from disposal of investment properties

●
Increase in the depreciation expense of property, plant and equipment due to the transfers from investment properties to property, plant and equipment at a re-valued amount

●
Changes in the share of profit and loss of associates and joint ventures resulting from application of the same accounting policy as that issued by us

●
Impact in deferred income tax

In addition, the accounting impacts of the results generated by the application of the fair value model in our portfolio of investment properties were as follows:

●
The impact of fair value measurement of our investment properties on the transition date to IFRS (2011) was recognized in a special reserve not subject to distribution.

●
Subsequent changes (from 2012 to 2016) in the fair value measurement of investment properties are recognized in accumulated retained earnings.

●
Changes in the fair value measurement of investment properties of the current fiscal year 2017 is recognized as a net gain from fair value adjustments of investment properties in the Consolidated Statement of Comprehensive Income and accumulated retained earnings.

The valuation of our portfolio of investment properties was made by independent qualified appraisers with relevant professional qualifications and experience in the segments of the investment properties appraised. Our finance department includes a team that reviews the appraisals received from the independent appraisers for financial reporting purposes that we refer to as the “review team.” At each fiscal year end, the review team: (i) verifies all assumptions relevant to the appraisal and the valuation report; (ii) assesses changes in the property valuations compared to valuations from prior periods; and (iii) confers with the independent appraisers to verify the underlying bases on which the appraisals were undertaken. Our board of directors ultimately approves the fair value calculations for recording into the financial statements.

For appraisal purposes, our investment properties are appraised using either level 2 or level 3 appraisal methodologies, as defined in IFRS 13, in the fair value hierarchy as of June 30, 2017; there were no transfers between levels during the fiscal year or the interim period presented in this annual report. In the context of property appraisals, a level 1 appraisal method is based on quoted market value for the specified property; level 2 valuations include multiple inputs including directly attributable to the subject property or indirectly included from similar properties; and level 3 valuations rely on unobservable inputs including future projected cash flows, location of the property being appraised, and other factors.

We use different appraisal methods depending on the type of property being appraised. Generally, we determine the fair value of our office buildings and land reserves based on market prices, adjusted as necessary for differences in the nature, location or condition of the specific property. If this information is not available, we may use alternative valuation methods, such as recent prices in less active markets or discounted cash flow projections for the subject property. We determine the fair value of our portfolio of shopping malls based on discounted cash flow projections.

The discounted cash flow projections used to appraise our shopping mall properties were based on significant unobservable inputs including:

●
Future rental cash inflows based on the location, type and quality of the properties and supported by the terms of any existing leases, and considering the estimates of the Argentine GDP and the estimated inflation rate provided by an external appraiser.

●
We assumed all shopping malls will grow consistent with estimated GDP and rates of inflation as published by the Argentine government and the Central Bank.

●
Cash flows from future investments, expansions, or improvements in shopping malls were not considered. This includes future cash flows expected to be provided by projects in development, including the Alto Palermo Shopping expansion, the first phase of Polo Dot and the Catalinas building project.

●
Estimated vacancy rates were based on current and future market conditions and expected lease expirations.

●
Projected cash flows were discounted using our weighted average cost of capital as the discount rate as of each appraisal date.

●
For the terminal value of the property, we considered a perpetuity calculated based on the cash flow of the last year of useful life.

●
The cash flow for concessions was projected through the scheduled termination date of the concession determined based on the terms of the current concession agreement.

Based on the foregoing principles, the fair value of our shopping mall properties (excluding the value of properties held in joint ventures) totaled Ps.28,561 million as of June 30, 2017, Ps.26,425 million as of June 30, 2016 and Ps.10,277 million as of June 30, 2015.

Higher growth rates (considered in calculating terminal value of the discounted cash flow model) will increase valuations, while higher discount rates will have the opposite effect. All else equal, a 1% increase in growth rates in isolation would increase the value of the property portfolio (excluding joint ventures at equity value) by Ps.2,094 million as of June 30, 2016 and Ps.2,464 million as of June 30, 2017. A 1% decrease in growth rates would reduce the value of the property portfolio by Ps.1,536 million as of June 30, 2016 and Ps.1,794 million as of June 30, 2017. Similarly, a 1% decrease in discount rates would increase the value of our property portfolio by Ps.4,989 million as of June 30, 2016 and Ps.5,445 million as of June 30, 2017 while a 1% increase in the discount rates would decrease their value by Ps.3,638 million as of June 30, 2016 and Ps.3,948 million as of June 30, 2017. These inputs are inter-related as they are determined by market conditions. Any fluctuation in more than one input would magnify the impact on the valuation of our investment properties. The impact on the valuation will be mitigated by the interrelationship of two inputs in opposite directions, so that, for example, an increase in rent receipts may be offset by an increase in the discount rates used in calculating valuations when applying the discounted cash flow model.

Office properties and undeveloped land were appraised using market comparables. These values are adjusted for differences in key attributes of the property such as location, size of the property and quality of the interior design. The most significant contribution to this comparable market approach is the price per square meter.

The fair value of all of our office buildings and other rental properties and rental properties (excluding the value of properties held in joint ventures) totaled Ps.5,599 million as of June 30, 2017, Ps.4,446 million as of June 30, 2016 and Ps.4,008 million as of June 30, 2015.

It can be difficult to reliably determine the fair value of a property under development. In order to assess whether the fair value of such a property can be determined reliably, our management considered the following factors, among others:

●
The provisions of the construction contract.

●
The level of progress in construction of the project.

●
Whether the project/property is standard (typical for the market) or customized for a specific use.

●
The level of reliability of cash inflows after completion.

●
The development risk specific to the property.

●
Past experience with similar developments.

●
Status of required construction permits for any planned development of the subject property.

All these factors were taken into account in order to consider the future cash flows of projects under development. Otherwise, we evaluate the projects under development as the sum of the fair value of the land and the capital expenditures invested in the project as of each reporting date.

We have applied these valuation methodologies consistently for all of the periods presented.

Results of operations for the fiscal years ended June 30, 2017 and 2016

Revenues

	Fiscal year ended June 30, 2017
	Income statement (2)	Expenses and collective promotion fund	Interest in joint ventures	Information by segment(1)
	(in millions of Ps.)
Shopping Malls	4,396.3	(1,375.9)	26.2	3,046.6
Offices and Others	500.8	(112.3)	13.2	401.8
Sales and Developments	99.1	—	—	99.1
Financial Operations and Others	0.9	—	—	0.9
Total revenues	4,997.2	(1,488.2)	39.4	3,548.4

(1) See Note 6 to our Audited Financial Statements.
(2) Includes Ps.3,509.0 million in revenues from sales, leases and services and Ps.1,488.2 million in income from the Expenses and Collective Promotion Fund.

	Fiscal year ended June 30, 2016
	Income statement (2)	Expenses and collective promotion fund	Interest in joint ventures	Information by segment(1)
	(in millions of Ps.)
Shopping Malls	3,490.5	(1,101.3)	19.9	2,409.1
Offices and Others	364.3	(82.4)	2.2	284.1
Sales and Developments	2.7	—	—	2.7
Financial Operations and Others	1.0	—	—	1.0
Total revenues	3,858.5	(1,183.6)	22.0	2,696.9

(1) See Note 6 to our Audited Financial Statements.
(2) Includes Ps.2,674.9 million in revenues from sales, leases and services and Ps.1,183.6 million in income from the Expenses and Collective Promotion Fund.

Total revenues from sales, leases and services increased 29.5%, from Ps.3,858.5 million during fiscal year 2016 to Ps.4,997.2 million during fiscal year 2017.

Revenues from the Expenses and Collective Promotion Fund increased 25.7%, from Ps.1,183.6 million (Ps.1,101.3 million of which was generated by the Shopping Malls segment and Ps.82.4 million by the Offices and Others segment) during fiscal year 2016 to Ps.1,488.2 million (Ps.1,375.9 million of which was generated by the Shopping Malls segment and Ps.112.3 million by the Offices and Others segment) during fiscal year 2017.

Revenues from our joint ventures increased 79.1%, from Ps.22.0 million (Ps.19.9 million of which was generated by the Shopping Malls segment and Ps.2.2 million by the Offices and Others segment) during fiscal year 2016 to Ps.39.4 million (Ps.26.2 million of which was generated by the Shopping Malls segment and Ps.13.2 million by the Offices and Others segment) during fiscal year 2017.

Based on the information by segment, revenues increased 31.6%, from Ps.2,696.9 million during fiscal year 2016 to Ps.3,548.4 million during fiscal year 2017. This increase was mainly attributable to: (i) a Ps.637.5 million increase in revenues from the Shopping Malls segment (Ps.6.3 million of which was generated by our joint ventures); (ii) a Ps.117.7 million increase in the revenues from the Offices and Others segment (Ps.11.0 million of which was generated by our joint ventures); and (iii) an increase of Ps.96.4 million in revenues from the Sales and Developments segment; partially offset by (iv) a Ps.0.1 million decrease in revenues from the Financial Operations and Others segment.

●
Shopping malls. Revenues from the Shopping Malls segment increased 26.5%, from Ps.2,409.1 million during fiscal year 2016 to Ps.3,046.6 million during fiscal year 2017, mainly attributable to: (i) a Ps.408.5 million increase in revenues from fixed and variable lease payments as a result of a 19.4% increase in our tenants’ gross sales, from Ps.28.8 million during fiscal year 2016 to Ps.34.4 million during fiscal year 2017; (ii) a Ps.55.0 million increase in revenues from admission rights; (iii) a Ps.39.5 million increase in revenues from parking charges; and (iv) a Ps.134.5 million increase in revenues from commissions, among other items.

●
Offices and others. Revenues from the Offices and Others segment increased Ps.117.7 million, from Ps.284.1 million in fiscal year 2016 to Ps.401.8 million in fiscal year 2017. This variation mainly resulted from: (i) an increase in revenues at Quality, generated by a new contract with Cladd Industria Textil Argentina S.A. and (ii) the depreciation of the Argentine Peso against the U.S. Dollar from an exchange rate of Ps.15.04 as of June 30, 2016 to Ps.16.63 per Dollar as of June 30 2017.

●
Sales and developments. Revenues from the Sales and Developments segment often change significantly from fiscal year to fiscal year due to the non-recurrence of different sale transactions carried out by us. Revenues from the Sales and Developments segment increased Ps.96.4 million, from Ps.2.7 million during fiscal year 2016 to Ps.99.1 million during fiscal year 2017, mainly due to the sales of units and parking spaces at our Beruti property.

●     Financial operations and others. Revenues from the Financial Operations and Others segment did not change significantly from Ps.1.0 million during fiscal year 2016 to Ps.0.9 million during fiscal year 2017.

Costs

	Fiscal year ended June 30, 2017
	Income statement	Expenses and collective promotion fund	Interest in joint ventures	Information by segment(1)
	(in millions of Ps.)
Shopping Malls	(1,744.7)	1,399.6	(4.4)	(349.4)
Offices and Others	(132.5)	113.1	(8.5)	(27.9)
Sales and Developments	(22.5)	—	—	(22.5)
Financial Operations and Others	—	—	—	—
Total costs	(1,899.8)	1,512.7	(12.9)	(399.9)

(1) See Note 6 to our Audited Financial Statements.

	Fiscal year ended June 30, 2016
	Income statement	Expenses and collective promotion fund	Interest in joint ventures	Information by segment(1)
	(in millions of Ps.)
Shopping Malls	(1,366.3)	1,118.9	(2.9)	(250.3)
Offices and Others	(88.1)	82.4	(6.6)	(12.3)
Sales and Developments	(5.7)	—	—	(5.7)
Financial Operations and Others	(0.1)	—	—	(0.1)
Total costs	(1,460.2)	1,201.3	(9.5)	(268.4)

(1) See Note 6 to our Audited Financial Statements.

Total costs increased 30.1%, from Ps.1,460.2 million during fiscal year 2016 to Ps.1,899.8 million during fiscal year 2017. Total costs as a percentage of total revenues increased from 37.8% during fiscal year 2016 compared to 38.0% during fiscal year 2017.

Costs from the expenses and collective promotion fund increased 25.9%, from Ps.1,201.3 million during fiscal year 2016 to Ps.1,512.7 million during fiscal year 2017, mainly due to an increase in the expenses and collective promotion fund generated by the Shopping Malls segment, which increased 25.1%, from Ps.1,118.9 million during fiscal year 2016 to Ps.1,399.6 million during fiscal year 2017, as a result of: (i) an increase of Ps.142.6 million in maintenance, security, repairs and related expenses (mainly due to an increase in security and cleaning expenses and utility rates); (ii) an increase of Ps.109.9 million in salaries, social security charges and other personnel expenses; and (iii) an increase of Ps.36.2 million in taxes, rates and contributions among other items. Additionally the increase is related to a Ps.30.7 million increase in expenses from the Offices and Others segment, from Ps.82.4 million during fiscal year 2016 to Ps.113.1 million during fiscal year 2017, as a result of: (x) an increase of Ps.21.5 million in maintenance, security, repairs and related expenses; (y) an increase of Ps.6.1 million in salaries, social security charges and other personnel expenses and; (z) an increase of Ps.3.5 million in taxes, rates and contributions.

Costs from our joint ventures increased 35.8%, from Ps.9.5 million (Ps.2.9 million of which was attributable to the Shopping Malls segment and Ps.6.6 million to the Offices and Others segment) during fiscal year 2016 to Ps.12.9 million (Ps.4.4 million of which was attributable to the Shopping Malls segment and Ps.8.5 million to the Offices and Others segment) during fiscal year 2017.

Based on the information by segment, costs increased 49.0%, from Ps.268.4 million during fiscal year 2016 to Ps.399.9 million during fiscal year 2017. Total costs as a percentage of total revenues pursuant to the information by segments increased from 10.0% during fiscal year 2016 to 11.3% during fiscal year 2017.

●
Shopping malls. Costs attributable to the Shopping Malls segment increased 39.6%, from Ps.250.3 million during fiscal year 2016 to Ps.349.4 million during fiscal year 2017, mainly as a result of: (i) an increase of Ps.41.2 million in costs resulting from the rents and expenses; (ii) an increase of Ps.30.1 million in maintenance, security, repairs and related expenses; (iii) an increase of Ps.22.9 million in salaries, social security charges and other personnel expenses; and (iv) an increase of Ps.2.8 million in fees and payments for services. Costs attributable to the Shopping Malls segment, as a percentage of revenues from this segment, increased 10.4% during fiscal year 2016 to 11.5% during fiscal year 2017.

●
Offices and others. Costs of the Offices and Others segment increased 127.7%, from Ps.12.3 million during fiscal year 2016 to Ps.27.9 million during fiscal year 2017, mainly due to: (i) an increase of Ps.2.7 million in taxes, rates and contributions; and (ii) an increase of Ps.2.6 million in maintenance, repairs and services. The costs of the Offices and Others segment, as a percentage of revenues from this segment, increased from 4.3% during fiscal year 2016 to 6.9% during fiscal year 2017.

●
Sales and developments. The costs of the Sales and Developments segment increased from Ps.5.7 million during fiscal year 2016 to Ps.22.5 million during fiscal year 2017 mainly due to (i) an increase in costs related to sales of properties of Ps 11.5 million; and (ii) an increase of Ps.3.8 million in maintenance, security, repairs and related expenses. The costs of the Sales and Developments segment, as a percentage of the revenues from this segment decreased from 213.5% during 2016 to 22.7% during fiscal year 2017.

●
Financial operations and others. The costs of the Financial Operations and Others segment were generally unchanged during the fiscal year 2017 as compared to fiscal year 2016.

Gross profit

	Fiscal year ended June 30, 2017
	Income statement	Expenses and collective promotion fund	Interest in joint ventures	Information by segment(1)
	(in millions of Ps.)
Shopping Malls	2,651.6	23.7	21.8	2,697.1
Offices and Others	368.3	0.9	4.7	373.9
Sales and Developments	76.6	—	—	76.6
Financial Operations and Others	0.8	—	—	0.8
Total gross profit	3,097.4	24.6	26.5	3,148.4

(1) See Note 6 to our Audited Financial Statements.

	Fiscal year ended June 30, 2016
	Income statement	Expenses and collective promotion fund	Interest in joint ventures	Information by segment(1)
	(in millions of Ps.)
Shopping Malls	2,124.2	17.7	17.0	2,158.8
Offices and Others	276.2	—	(4.4)	271.9
Sales and Developments	(3.0)	—	—	(3.0)
Financial Operations and Others	0.9	—	—	0.9
Total gross profit	2,398.3	17.7	12.6	2,428.6

(1) See Note 6 to our Audited Financial Statements.

Gross profit increased 29.1%, from Ps.2,398.3 million during fiscal year 2016 to Ps.3,097.4 million during fiscal year 2017. Consolidated gross profit as a percentage of total revenues decreased slightly from 62.2% during fiscal year 2016 to 62.0% during fiscal year 2017.

Gross profit from the expenses and collective promotion fund increased 39.0%, from Ps.17.7 million (attributable to the Shopping Malls segment) during fiscal year 2016 to Ps.24.6 million (of which Ps.23.7 million was attributable to the Shopping Malls segment and Ps.0.9 million to the Offices and Others segment) during fiscal year 2017.

Gross profit from joint ventures increased 110.3%, from Ps.12.6 million (of which a gain of Ps.17.0 million was attributable to the Shopping Malls segment and a loss of Ps.4.4 million to the Offices and Others segment) during fiscal year 2016 to Ps.26.5 million (of which Ps.21.8 million was attributable to our Shopping Malls segment and Ps.4.7 million to the Offices and Others segment) during fiscal year 2017.

Based on the information by segment, gross profit increased 29.6%, from Ps.2,428.6 million during fiscal year 2016 to Ps.3,148.4 million during fiscal year 2017. Total gross profit as a percentage of revenues decreased from 90.1% during fiscal year 2016 to 88.7% during fiscal year 2017.

●
Shopping malls. Gross profit from the Shopping Malls segment increased 24.9%, from Ps.2,158.8 million for fiscal year 2016 to Ps.2,697.1 million for fiscal year 2017, mainly as a result of an increase in total gross sales of our tenants that generated higher rental payments under our lease agreements. Gross profit from our Shopping Malls segment as a percentage of revenues for the segment experienced a slight decrease from 89.6% during fiscal year 2016 to 88.5% during fiscal year 2017.

●
Offices and others. Gross profit from the Offices and Others segment increased 37.5%, from Ps.271.9 million during fiscal year 2016 to Ps.373.9 million during fiscal year 2017. Gross profit from the Offices and Others segment as a percentage of revenues from this segment decreased from 95.7% during fiscal year 2016 to 93.1% during fiscal year 2017, mainly as a result of increased costs in relation to revenues from this segment.

●
Sales and developments. Gross profit from the Sales and Developments segment increased Ps.79.6 million, from a loss of Ps.3.0 million during fiscal year 2016 a profit of Ps.76.6 million during fiscal year 2017, mainly because of the sales of units and parking spaces at Beruti property during fiscal year 2017. Gross profit from the Sales and Developments segment as a percentage of revenues from this segment increased from a loss of 113.5% during fiscal year 2016 to a gain of 77.3% during fiscal year 2017.

●
Financial operations and others. Gross profit from the Financial Operations and Others segment did not change significantly, decreasing from Ps.0.9 million during fiscal year 2016 to Ps.0.8 million during fiscal year 2017.

Changes in fair value of investment property

	Fiscal year ended June 30, 2017
	Income statement	Expenses and collective promotion fund	Interest in joint ventures	Information by segment(1)
	(in millions of Ps.)
Shopping Malls	2,057.4	—	10.7	2,068.1
Offices and Others	882.8	—	181.7	1,064.6
Sales and Developments	193.2	—	—	193.2
Total changes in fair value of investment property	3,133.4	—	192.5	3,325.9

(1) See Note 6 to our Audited Financial Statements.

	Fiscal year ended June 30, 2016
	Income statement	Expenses and collective promotion fund	Interest in joint ventures	Information by segment(1)
	(in millions of Ps.)
Shopping Malls	16,048.7	—	83.0	16,131.7
Offices and Others	618.6	—	248.8	867,4
Sales and Developments	425.1	—	—	425,1
Total changes in fair value of investment property	17,092.4	—	331.8	17,424.2

(1) See Note 6 to our Audited Financial Statements.

Net gain from fair value adjustments of our combined portfolio of investment properties for fiscal year 2017 was Ps.3,325.9 million (Ps.2,068.1 million for Shopping Malls; Ps.1,064.6 million for Offices and Others; and Ps.193.2 million for Sales and Developments). The significant increase in the value of our investment properties as measured in Pesos was primarily due to: (i) a 16 basis points decrease in the discount rate applied in calculating the discounted cash flows appraisal method to appraise our shopping mall properties that resulted in increases in value, mainly as a result of macroeconomic improvements that led to a decrease in the cost of capital; and (ii) in the period from the end of June 2016 to the end of June 2017 (our fiscal year) the Peso depreciated by approximately 11% against the U.S. dollar (from Ps.15.04 to Ps.16.63 to US$1.00) and the value of our offices properties is booked in U.S. dollars per accepted practice in the Argentine real estate.

Net gain from fair value adjustments of our combined portfolio of investment properties for fiscal year 2016 was Ps.17,424.2 million (Ps.16,131.7 million for Shopping Malls; Ps.867.4 million for Offices and Others; and Ps.425.1 million for Sales and Developments). The significant increase in the value of our investment properties as measured in Pesos was primarily due to: (i) a 364 basis points decrease in the discount rate applied in calculating the discounted cash flows appraisal method to appraise our shopping mall properties that resulted in increases in value, which was driven mainly by macroeconomic improvements and lower cost for Argentina to raise capital after the presidential elections held in October 2015 and the agreement with holdout bondholders reached in April 2016; and (ii) in the period from the end of June 2015 to the end of June 2016 (our fiscal year) the Peso depreciated more than 65% against the U.S. dollar (from Ps.9.04 to US$1.00 to Ps.14.99 to US$1.00) and as the value of our investment properties is booked in U.S. dollars per accepted practice in the Argentine real estate, the result was a substantial increase in the value of our properties as measured in Pesos.

We maintained the same portfolio of shopping malls during fiscal years 2017 and 2016. Overall, the appraised values of our shopping mall properties increased 8.1% during fiscal 2017 largely due to a decreased in our capital cost.

The appraised value of our office buildings increased 40.3% in fiscal 2017 as compared to fiscal 2016, largely as a result of the impact of the depreciation of the Peso and higher rental rates during the period. In addition, we realized a profit of Ps.65.2 million on the disposition of office properties in fiscal 2017 as compared to Ps.172.5 million in fiscal 2016, related to the sell of several rental units.

General and administrative expenses

	Fiscal year ended June 30, 2017
	Income statement	Expenses and collective promotion fund	Interest in joint ventures	Information by segment(1)
	(in millions of Ps.)
Shopping Malls	(259.2)	—	(2.3)	(261.5)
Offices and Others	(32.5)	—	(0.5)	(33.0)
Sales and Developments	(30.5)	—	—	(30.5)
Total general and administrative expenses	(322.2)	—	(2.8)	(325.0)

(1) See Note 6 to our Audited Financial Statements.

	Fiscal year ended June 30, 2016
	Income statement	Expenses and collective promotion fund	Interest in joint ventures	Information by segment(1)
	(in millions of Ps.)
Shopping Malls	(178.3)	—	(0.4)	(178.6)
Offices and Others	(23.0)	—	(0.3)	(23.3)
Sales and Developments	(20.3)	—	—	(20.3)
Total general and administrative expenses	(221.6)	—	(0.7)	(222.2)
(1)
See Note 6 to our Audited Financial Statements.

General and administrative expenses increased 45.4%, from Ps.221.6 million during fiscal year 2016 to Ps.322.2 million during fiscal year 2017. Total administrative expenses as a percentage of revenues increased from 5.7% during fiscal year 2016 to 6.4% during fiscal year 2017.

General and administrative expenses attributable to our joint ventures increased from Ps.0.7 million (Ps.0.4 million of which was attributable to the Shopping Malls segment and Ps.0.3 million to the Offices and Others segment) during fiscal year 2016 to Ps.2.8 million (Ps.2.3 million of which was attributable to the Shopping Malls segment and Ps.0.5 million to the Offices and Others segment) during fiscal year 2017.

Based on the information by segment, administrative expenses increased 46.2%, from Ps.222.2 million during fiscal year 2016 to Ps.325.0 million during fiscal year 2017, mainly as a result of: (i) a Ps.82.8 million increase in administrative expenses of our Shopping Malls segment; (ii) a Ps.10.2 million increase in administrative expenses of our Sales and Developments segment; and (iii) a Ps.9.7 million increase in administrative expenses of our Offices and Others segment. Administrative expenses as a percentage of total revenues increased from 8.2% during fiscal year 2016 to 9.2% during fiscal year 2017.

●
Shopping malls. General and administrative expenses attributable to our Shopping Malls segment increased 46.4%, from Ps.178.6 million during fiscal year 2016 to Ps.261.5 million during fiscal year 2017, mainly due to: (i) an increase of Ps.33.0 million in salaries, social security charges and other personnel expenses; (ii) an increase of Ps.24.7 million in fees and payments for services; (iii) a Ps.13.5 million increase in director’s fees and (iv) an increase of Ps.6.6 million in maintenance, repairs and services, mobility and travel expenses. Administrative expenses of the Shopping Malls segment as a percentage of revenues from this segment increased from 7.4% during fiscal year 2016 to 8.6% during fiscal year 2017.

●
Offices and others. General and administrative expenses of the Offices and Others segment increased Ps.9.7 million, from Ps.23.3 million during fiscal year 2016 to Ps.33.0 million during fiscal year 2017, mainly as a result of: (i)  an increase of Ps.4.5 million in salaries, social security charges and other personnel expenses; and (ii) an increase of Ps.4.4 million in fees and payments for services. Administrative expenses of the Offices and Others segment as a percentage of revenues, did not change.

●
Sales and developments. General and administrative expenses of the Sales and Developments segment increased Ps.10.2 million mainly as a result of: (i) an increase of Ps.4.2 million in salaries, social security charges and other personnel expenses, (ii) a Ps.2.6 million increase in fees and compensation for services; and (iii) a Ps.2.4 million increase in directors’ fees, among other items.

Selling expenses

	Fiscal year ended June 30, 2017
	Income statement	Expenses and collective promotion fund	Interest in joint ventures	Information by segment(1)
	(in millions of Ps.)
Shopping Malls	(186.5)	—	(1.6)	(188.1)
Offices and Others	(33.3)	—	(0.6)	(33.9)
Sales and Developments	(13.7)	—	—	(13.7)
Financial Operations and Others	(3.0)	—	—	(3.0)
Total selling expenses	(236.5)	—	(2.1)	(238.7)

(1) See Note 6 to our Audited Financial Statements.

	Fiscal year ended June 30, 2016
	Income statement	Expenses and collective promotion fund	Interest in joint ventures	Information by segment(1)
	(in millions of Ps.)
Shopping Malls	(143.5)	—	(1.8)	(145.3)
Offices and Others	(12.6)	—	(0.2)	(12.8)
Sales and Developments	(4.3)	—	—	(4.3)
Financial Operations and Others	(1.8)	—	—	(1.8)
Total selling expenses	(162.2)	—	(2.0)	(164.2)

(1)
See Note 6 to our Audited Financial Statements.

Selling expenses increased 45.8%, from Ps.162.2 million during fiscal year 2016 to Ps.236.5 million during fiscal year 2017. Selling expenses as a percentage of total revenues increased from 4.2% during fiscal year 2016 to 4.7% during fiscal year 2017.

Selling expenses from our joint ventures showed a slight increase, from Ps.2.0 million during fiscal year 2016 (Ps.1.8 million of which was attributable to the Shopping Malls segment and Ps.0.2 million to the Offices and Others segment) to Ps.2.1 million during fiscal year 2017 (Ps.1.6 million of which was attributable to the Shopping Malls segment and Ps.0.6 million to the Offices and Others segment).

Based on the information by segment, total selling expenses increased 45.4%, from Ps.164.2 million during fiscal year 2016 to Ps.238.7 million during fiscal year 2017. This increase was mainly attributable to: (i) a Ps.42.8 million increase in selling expenses of the Shopping Malls segment; (ii) an increase of Ps.21.1 million in selling expenses in the Offices and Others segment; (iii) a Ps.9.5 million increase in selling expenses from the Sales and Developments segment; and (iv) an increase of Ps.1.1 million in selling expenses in the Financial Operations and Others segment. Selling expenses as a percentage of total revenues increased from 6.1% during fiscal year 2016 to 6.7% during fiscal year 2017.

●
Shopping malls. Selling expenses from the Shopping Malls segment increased 29.5%, from Ps.145.3 million during fiscal year 2016 to Ps.188.1 million during fiscal year 2017, mainly as a result of: (i) an increase of Ps.18.9 million in taxes, rates and contributions, mainly generated by higher turnover taxes; (ii) a Ps.12.7 million in allowance for doubtful accounts; (iii) a Ps.6.1 million increase in publicity and advertising expenses; and (iv) a Ps.5.1 million increase in salaries, social security charges and other personnel expenses. Selling expenses as a percentage of revenues from the Shopping Malls segment increased from 6.0% during fiscal year 2016 to 6.2% during fiscal year 2017.

●
Offices and others. Selling expenses from the Offices and Others segment increased Ps.21.0 million, from Ps.12.8 million during fiscal year 2016 to Ps.33.9 million during fiscal year 2017, mainly as a result of: (i) a Ps.17.1 million increase in allowance for doubtful accounts; and (ii) a Ps.2.8 million increase in taxes, rates and contributions, mainly generated by higher turnover taxes. Selling expenses from the Offices and Others segment as a percentage of the revenues from such segment increased from 4.5% during fiscal year 2016 to 8.4% during fiscal year 2017.

●
Sales and developments. Selling expenses from our Sales and Developments segment increased Ps.9.5 million, from Ps.4.3 million during fiscal year 2016 to Ps.13.7 million during fiscal year 2017, mainly due to an increase in overhead during fiscal year 2017, as compared to fiscal year 2016.

●
Financial operations and others. Selling expenses from the Financial Operations and Others segment increased Ps.1.1 million, from Ps.1.8 million during fiscal year 2016 to Ps.3.0 million during fiscal year 2017, mainly as a result of an increase of the residual consumer financing operations.

Other operating results, net

	Fiscal year ended June 30, 2017
	Income statement	Expenses and collective promotion fund	Interest in joint ventures	Information by segment (1)
	(in millions of Ps.)
Shopping Malls	(56.3)	—	(1.4)	(57.7)
Offices and Others	9.0	—	0.5	9.5
Sales and Developments	(3.9)	—	(0.2)	(4.1)
Total other operating results, net	(51.2)	—	(1.1)	(52.3)

(1) See Note 6 to our Audited Financial Statements.

	Fiscal year ended June 30, 2016
	Income statement	Expenses and collectiv epromotion fund	Interest in joint ventures	Information by segment (1)
	(in millions of Ps.)
Shopping Malls	(59.9)	—	(1.7)	(61.6)
Offices and Others	(1.0)	—	(0.4)	(1.4)
Sales and Developments	(7.6)	—	(0.2)	(7.8)
Total other operating results, net	(68.6)	—	(2.2)	(70.8)

(1) See Note 6 to our Audited Financial Statements.

Other operating results, net was a loss of Ps.68.6 million during fiscal year 2016 compared to a loss of Ps.51.2 million during fiscal year 2017. Total other operating results, net as a percentage of total revenues decreased from 1.8% during fiscal year 2016 to 1.0% during fiscal year 2017.

The total loss from our joint ventures decreased Ps.1.1 million, from Ps.2.2 million (Ps.1.7 million attributable to the Shopping Malls segment, Ps.0.4 million to the Offices and Others segment, and Ps.0.2 million to the Sales and Developments segment) during fiscal year 2016 to Ps.1.1 million (a loss of Ps.1.4 million of which was attributable to the Shopping Malls segment, a gain of Ps.0.5 million to the Offices and Others segment and a loss of Ps.0.2 million to the Sales and Developments segment) during fiscal year 2017.

Based on the information by segment, other operating results, net decreased from a loss of Ps.70.8 million during fiscal year 2016 to a loss of Ps.52.3 million during fiscal year 2017, mainly as a result of losses of: (i) Ps.10.9 million from the Offices and Others segment; (ii) Ps.3.8 million of the Shopping Malls segment; and (iii) Ps.3.7 million from the Sales and Developments segment. Total other operating results, net as a percentage of revenues decreased from 2.6% during fiscal year 2016 to 1.5% during fiscal year 2017.

●
Shopping malls. Other operating results, net from the Shopping Malls segment decreased 6.2%, from a loss of Ps.61.6 million during fiscal year 2016 to a loss of Ps.57.7 million during fiscal year 2017, mainly as a result of: (i) an increased in lawsuits and contingencies of Ps.10.9 million; (ii) an increase in donations of Ps.8.2 million; partially offset by (iii) a lower charge in Others related to the loss of “tunel Mendoza” advance payment in fiscal year 2016; and (iv) a lower charge for evaluation projects expenses of Ps.4.6 million. Other operating results, net as a percentage of revenues from this segment decreased from 2.6% during fiscal year 2016 to 1.9% during fiscal year 2017.

●
Offices and others. Other operating results, net from the Offices and Others segment increased from a loss of Ps.1.4 million during fiscal year 2016 to a gain of Ps.9.5 million during fiscal year 2017, primarily as a result of the revaluation of the initial payment for our interest in EHSA (Ps.7.6 million). Other operating results, net as a percentage of revenues from this segment increased from 0.5% during fiscal year 2016 to 2.4% during fiscal year 2017.

●
Sales and developments. Other operating results, net from the Sales and Developments segment improved from a loss of Ps.7.8 million during fiscal year 2016 to a loss of Ps.4.1 million during fiscal year 2017, mainly as a result of an increase in donations of Ps.2.7 million, partially offset by a lower change of expenses from disposals in investment properties. Other operating results, net as a percentage of revenues from this segment decreased from 292.3% during fiscal year 2016 to 4.1% during fiscal year 2017.

Profit from operations

	Fiscal year ended June 30, 2017
	Income statement	Expenses and collective promotion fund	Interest in joint ventures	Information by segment (1)
	(in millions of Ps.)
Shopping Malls	4,207.0	23.7	27.2	4,258.0
Offices and Others	1,194.3	0.8	185.8	1,381.1
Sales and Developments	221.7	—	(0.2)	221.5
Financial Operations and Others	(2.2)	—	—	(2.2)
Total profit from operations	5,620.9	24.6	212.9	5,858.4

(1) See Note 6 to our Audited Financial Statements.

	Fiscal year ended June 30, 2016
	Income statement	Expenses and collective promotion fund	Interest in joint ventures	Information by segment (1)
	(in millions of Ps.)
Shopping Malls	17,791.2	17.7	96.1	17,905.0
Offices and Others	858.2	—	243.5	1,101.7
Sales and Developments	389.9	—	(0.2)	389.7
Financial Operations and Others	(0.9)	—	—	(0.9)
Total profit from operations	19,038.3	17.7	339.5	19,395.6

 (1) See Note 6 to our Audited Financial Statements.

Total profit from operations decreased 70.5%, from Ps.19,038.3 million during fiscal year 2016 to Ps.5,620.9 million during fiscal year 2017. Total profit from operations as a percentage of total revenues decreased from 493.4% during fiscal year 2016 to 112.5% during fiscal year 2017.

Profit from operations from the expenses and collective promotion fund increased 39.0%, form Ps.17.7 million (attributable to the Shopping Malls segment) during fiscal year 2016 to Ps. 24.6 million (Ps.23.7 million of which was generated by the Shopping Malls segment and Ps.0.8 million by the Offices and Others segment) during fiscal year 2017.

Profit from operations from our joint ventures decreased 37.3%, from Ps.339.5 million (Ps.243.5 million attributable to the Offices and Others segment, Ps.96.1 million to the Shopping Malls segment, and a loss of Ps.0.2 million to the Sales and Developments segment) during fiscal year 2016 to Ps.212.9 million (of which a gain of Ps.185.8 million was attributable to the Offices and Others segment, Ps.27.2 million to the Shopping Malls segment, and a loss of Ps.0.2 million to the Sales and Developments segment) during fiscal year 2017.

Based on the information by segment, profit from operations decreased 69.8%, from Ps.19,395.6 million during fiscal year 2016 to Ps.5,858.4 million during fiscal year 2017, mainly as a result of: (i) a decrease in profit from operations from the Shopping Malls segment of Ps.13,647.0 million; (ii) a decrease in profit from operations from Ps.168.2 million from the Sales and Developments segment; (iii) a decrease in profit from operations from the Financial Operations and Others segment of Ps.1.3 million; partially offset by (iv) higher profit from operations of Ps.279.3 million from the Offices and Others segment. Total profit from operations as a percentage of total revenues decreased from 719.2% during fiscal year 2016 to 165.1% during fiscal year 2017.

●
Shopping malls. Operating income from the Shopping Malls segment decreased 76.2%, from Ps.17,905.0 million during fiscal year 2016 to Ps.4,258.0 million during fiscal year 2017. Operating income from the Shopping Malls segment as a percentage of revenues from this segment decreased from 743.2% during fiscal year 2016 to 139.8% during fiscal year 2017.

●
Offices and others. Profit from operations from the Offices and Others segment increased Ps.279.4 million, from Ps.1,101.7 million during fiscal year 2016 to Ps.1,381.1 million during fiscal year 2017. Profit from operations from the Offices and Others segment, as a percentage of revenues from this segment, decreased from 387.8% during fiscal year 2016 to 343.7% during fiscal year 2017.

●
Sales and developments. Profit from operations from the Sales and Developments segment decreased Ps.168.2 million, from Ps.389.7 million during fiscal year 2016 to Ps.221.5 million during fiscal year 2017.

●
Financial operations and others. Profit from operations from the Financial Operations and Others segment increased from a loss of Ps.0.9 million during fiscal year 2016 to a loss of Ps.2.2 million during fiscal year 2017.

Share of profit of associates and joint ventures

Our share of income of associates and joint ventures per our consolidated staments of comprenhesive income, decreased from a gain of Ps.204.3 million during fiscal year 2016 (of which a Ps.61.2 million gain was attributable to the Shopping Malls segment, a Ps.174.5 million gain to the Offices and Others segment and a Ps.31.4 million loss to the Financial Operations and Others segment) to a gain of Ps.152.7 million during fiscal year 2017 (of which a Ps.20.4 million gain was attributable to the Shopping Malls segment, a Ps.134.0 million gain to the Offices and Others segment and a Ps.1.6 million loss to the Financial Operations and Others segment).

Based on business segment reporting:

●
Offices and others. The share of profit of a associates and joint ventures from the Office and Others segment decreased Ps.5.1 million, from a gain of Ps.20.4 million during fiscal year 2016 to a gain of Ps.15.3 million during fiscal year 2017, related to the fact that during fiscal year 2017 we disclosed La Rural S.A. as a joint venture, while during fiscal year 2016, Entertaiment Holdings S.A. was accounted for as a joint venture in the same segment.

●
Financial operations and others. The share of profit of associates and joint ventures from the Financial Operations and Others segment decreased Ps.29.8 million, from a loss of Ps.31.4 million during fiscal year 2016 to a loss of Ps.1.6 million during fiscal year 2017, mainly as a result of the Tarshop S.A.

Financial results, net

Financial results, net increased 10.6%, from a loss of Ps.711.2 million during fiscal year 2016 to a loss of Ps.786.9 million during fiscal year 2017.

Financial income decreased Ps.270.1 million, from Ps.512.6 million during fiscal year 2016 to Ps.242.4 million during fiscal year 2017, mainly as a result of: (i) a Ps.361.9 million decrease in foreign exchange gains due to the impact of lower depreciation of the Argentine peso during fiscal year 2017 on our U.S. dollar-denominated net assets compared to depreciation during fiscal year 2016 (the Peso/U.S. dollar bid exchange rate as reported by Banco de la Nación Argentina increased 10.6% during fiscal year 2017, from Ps.14.94 per US$1.00 as of June 30, 2016 to Ps.16.53 per US$1.00 as of June 30, 2017, while during fiscal year 2016, the Argentine peso depreciated 66.2% compared to fiscal year 2015, from Ps.8.988 per US$1.00 as of June 30, 2015 to Ps.14.94 per US$1.00 as of June 30, 2016); and (ii) a net increase of Ps.82.1 million in interest income, mainly generated by default interest payable by clients and related parties, and gains (losses) from the sale of securities and fixed-term bank deposits.

Financial expenses decreased 55.3%, from Ps.2,938.5 million during fiscal year 2016 to Ps.1,313.3 million during fiscal year 2017, mainly as a result of: (i) a Ps.1,627.1 million decrease in foreign exchange losses due to the impact of lower depreciation of the Peso during fiscal year 2017 on the amount outstanding of our U.S. dollar-denominated debt as compared to depreciation during fiscal year 2016 (the Peso/U.S. dollar selling exchange rate as reported by Banco de la Nación Argentina increased 10.6% during fiscal year 2017, from Ps.15.04 to US$1.00 as of June 30, 2016 to Ps.16.63 to US$1.00 as of June 30, 2017, while during fiscal year 2016, it increased 65.5% compared to fiscal year 2015, from Ps.9.088 per US$1.00 as of June 30, 2015 to Ps.15.04 to US$1.00 as of June 30, 2016)..

Other financial results decreased Ps.1,430.7 million, from a gain of Ps.1,714.7 million during fiscal year 2016 to a gain of Ps.284.0 million during fiscal year 2017, mainly as a result of: (i) a Ps.1,167.3 million decrease in gains generated by derivated financial instruments (mainly due to less contracts hired during fiscal year 2017); and (ii) a Ps.263.2 million decrease in revenues generated by the valuation of financial assets at fair value (mainly as a result of the decrease of the value of TGLT shares).

Income tax expense

Income tax expense decreased 74.4% from Ps.6,278.9 million during fiscal year 2016 to Ps.1,609.2 million during fiscal year 2017, due to a decrease in pre-tax income during fiscal 2017. Profit before income tax expense includes Uruguayan-source income, generated by financial results not taxed in that jurisdiction. Profit before income tax expense at the prevailing tax rate does not include such Uruguayan-sourced income.

In determining the income tax charge, we apply the deferred tax method, recognizing the temporary differences between the book value, the valuation of assets and liabilities for tax purposes and the application of tax loss carry forwards. For this reason, the amount recorded as income tax expense reflects not only the amount payable but also the recognition of the tax on the taxable income as booked.

The amount of tax payable for fiscal year 2017 was Ps.510.1 million.

Total profit for the year

As a result of the factors described above, total profit for the year decreased 72.4%, from Ps.12,252.5 million during fiscal year 2016 to Ps.3,377.5 million during fiscal year 2017. Income attributable to our parent company’s shareholders decreased 72.4%, from Ps.11,821.3 million during fiscal year 2016 to Ps.3,260.5 million during fiscal year 2017. Income attributable to non-controlling interest decreased 72.9%, from Ps.431.3 million during fiscal year 2016 to Ps.117.0 million during fiscal year 2017.

Results of operations for the fiscal years ended June 30, 2016 and 2015

Revenues

	Fiscal year ended June 30, 2016
	Income statement(2)	Expenses and collective promotion fund	Interest in jointventures	Information by segment (1)
	(in millions of Ps.)
Shopping Malls	3,490.5	(1,101.3)	19.9	2,409.1
Offices and Others	364.3	(82.4)	2.2	284.1
Sales and Developments	2.7	—	—	2.7
Financial Operations and Others	1.0	—	—	1.0
Total revenues	3,858.5	(1,183.6)	22.0	2,696.9

(1) See Note 6 to our Audited Financial Statements.
(2) Includes Ps.2,674.9 million in revenues from sales, leases and services and Ps.1,183.6 million in income from the Expenses and Collective Promotion Fund.

	Fiscal year ended June 30, 2015
	Income statement(2)	Expenses and collective promotion fund	Interest in joint ventures	Information by segment (1)
	(in millions of Ps.)
Shopping Malls	2,570.8	(805.6)	13.1	1,778.3
Offices and Others	180.4	(28.3)	8.0	160.1
Sales and Developments	6.6	—	—	6.6
Financial Operations and Others	0.1	—	—	0.1
Total revenues	2,758.1	(833.9)	21.0	1,945.2

(1) See Note 6 to our Audited Financial Statements.
(2) Includes Ps.1,924.2 million in revenues from sales, leases and services and Ps.833.9 million in income from the Expenses and Collective Promotion Fund.

Total revenues from sales, leases and services increased 39.9%, from Ps.2,758.1 million during fiscal year 2015 to Ps.3,858.5 million during fiscal year 2016. This increase in revenues during fiscal 2016 was driven primarily by (i) the increase in sales by our shopping mall tenants which was mainly explained by an increase in consumption and in inflation rates that generated higher rent collections based on our tenant’s monthly gross sales (ranging between 4% and 10% of such sales); (ii) higher rent collections as measured in Pesos from our Offices and Others segment which are set in U.S. dollars per square meter, and which are higher when the Peso depreciates against the U.S. dollar as occurred during fiscal 2016; and (iii) the effect of the acquisition of certain office properties from IRSA in December 2016 which affected the entire fiscal year in 2016 compared to only six months of such results during fiscal 2015.

Revenues from the Expenses and Collective Promotion Fund increased 41.9%, from Ps.833.9 million (Ps.805.6 million of which was generated by the Shopping Malls segment and Ps.28.3 million by the Offices and Others segment) during fiscal year 2015 to Ps.1,183.6 million (Ps.1,101.3 million of which was generated by the Shopping Malls segment and Ps.82.4 million by the Offices and Others segment) during fiscal year 2016.

Revenues from our joint ventures increased 4.8%, from Ps.21.0 million (Ps.13.1 million of which was generated by the Shopping Malls segment and Ps.8.0 million by the Offices and Others segment) during fiscal year 2015 to Ps.22.0 million (Ps.19.9 million of which was generated by the Shopping Malls segment and Ps.2.2 million by the Offices and Others segment) during fiscal year 2016.

Based on the information by segment, revenues increased 38.6%, from Ps.1,945.2 million during fiscal year 2015 to Ps.2,696.9 million during fiscal year 2016. This increase was mainly attributable to: (i) a Ps.630.8 million increase in revenues from the Shopping Malls segment; (ii) a Ps.124.0 million increase in the revenues from the Offices and Others segment; and (iii) an increase of Ps.0.9 million in revenues from the Financial Operations and Others segment; partially offset by (iv) a Ps.3.9 million decrease in revenues from the Sales and Developments segment.

●
Shopping malls. Revenues from the Shopping Malls segment increased 35.5%, from Ps.1,778.3 million during fiscal year 2015 to Ps.2,409.1 million during fiscal year 2016, mainly attributable to: (i) a Ps.471.4 million increase in revenues from fixed and variable lease payments as a result of a 34.4% increase in our tenants’ gross sales, from Ps.21,508.7 million during fiscal year 2015 to Ps.28,904.9 million during fiscal year 2016; (ii) a Ps.50.9 million increase in revenues from admission rights; (iii) a Ps.41.3 million increase in revenues from parking charges; and (iv) a Ps.36.5 million increase in revenues from commissions, among other items.

●
Offices and others. Revenues from the Offices and Others segment increased Ps.124.0 million, from Ps.160.1 million in fiscal year 2015 to Ps.284.1 million in fiscal year 2016. This variation mainly results from revenues generated by the offices acquired in December 2014 from IRSA. See “—Factors Affecting Our Results of Operations.” Because this acquisition was completed in December 2014, only six months of revenues from these office properties were registered during fiscal year 2015, compared to the entire year of revenues in fiscal year 2016.

●
Sales and developments. Revenues from the Sales and Developments segment often change significantly from period to period due to the non-recurrence of different sale transactions carried out by us. Revenues from the Sales and Developments segment decreased Ps.3.9 million, from Ps.6.6 million during fiscal year 2015 to Ps.2.7 million during fiscal year 2016 mainly due to a decline in the sales of units in the Condominios I and II project during fiscal year 2016.

●
Financial operations and others. Revenues from the Financial Operations and Others segment increased from Ps.0.1 million during fiscal year 2015 to Ps.1.0 million during fiscal year 2016.

Costs

	Fiscal year ended June 30, 2016
	Income statement	Expenses and collective promotion fund	Interest in joint ventures	Information by segment (1)
	(in millions of Ps.)
Shopping Malls	(1,366.3)	1,118.9	(2.9)	(250.3)
Offices and Others	(88.1)	82.4	(6.6)	(12.3)
Sales and Developments	(5.7)	—	—	(5.7)
Financial Operations and Others	(0.1)	—	—	(0.1)
Total costs	(1,460.2)	1,201.3	(9.5)	(268.4)

(1) See Note 6 to our Audited Financial Statements.

	Fiscal year ended June 30, 2015
	Income statement	Expenses and collective promotion fund	Interest in joint ventures	Information by segment (1)
	(in millions of Ps.)
Shopping Malls	(983.2)	819.7	(2.1)	(165.6)
Offices and Others	(29.8)	28.3	(3.8)	(5.3)
Sales and Developments	(4.9)	—	—	(4.9)
Financial Operations and Others	(0.1)	—	—	(0.1)
Total costs	(1,018.0)	848.0	(5.9)	(176.0)

(1) See Note 6 to our Audited Financial Statements.

Total costs increased 43.4%, from Ps.1,018.0 million during fiscal year 2015 to Ps.1,460.2 million during fiscal year 2016. Total costs as a percentage of total revenues was 36.9% during fiscal year 2015 compared to 37.8% during fiscal year 2016.

Costs from the Expenses and Collective Promotion Fund increased 41.7%, from Ps.848.0 million during fiscal year 2015 to Ps.1,201.3 million during fiscal year 2016, mainly due to (a) an increase in the Expenses and Collective Promotion Fund generated by the Shopping Malls segment, which increased 36.5%, from Ps.819.7 million during fiscal year 2015 to Ps.1,118.9 million during fiscal year 2016, as a result of: (i) an increase in publicity and advertising expenses of Ps.111.7 million; (ii) an increase of Ps.103.1 million in salaries, social security charges and other personnel expenses; and (iii) an increase of Ps.100.8 million in maintenance, security, repairs and related expenses; and (b) a Ps.54.1 million increase in expenses resulting from the Offices and Others segment, from Ps.28.3 million during fiscal year 2015 to Ps.82.4 million during fiscal year 2016, mainly due to costs associated with our acquisition of certain office buildings from IRSA in December 2014.

Costs from our joint ventures increased 61.0%, from Ps.5.9 million (Ps.2.1 million of which was attributable to the Shopping Malls segment and Ps.3.8 million to the Offices and Others segment) during fiscal year 2015 to Ps.9.5 million (Ps.2.9 million of which was attributable to the Shopping Malls segment and Ps.6.6 million to the Offices and Others segment) during fiscal year 2016.

Based on the information by segment, costs increased 52.5%, from Ps.176.0 million during fiscal year 2015 to Ps.268.4 million during fiscal year 2016. Total costs as a percentage of total revenues pursuant to the information by segments increased from 9.0% during fiscal year 2015 to 10.0% during fiscal year 2016.

●
Shopping malls. Costs attributable to the Shopping Malls segment increased from Ps.165.6 million during fiscal year 2015 to Ps.250.3 million during fiscal year 2016, mainly as a result of: (i) higher costs resulting from the deficit in the Expenses and Collective Promotion Fund of our Shopping Malls of Ps.59.1 million; (ii) an increase of Ps.9.7 million in maintenance, security, cleaning, repairs and related expenses (mainly due to an increase in security and cleaning expenses and utility rates); and (iii) an increase of Ps.9.2 million in salaries, social security charges and other personnel expenses. Costs attributable to the Shopping Malls segment, as a percentage of revenues from this segment, decreased 9.3% during fiscal year 2015 to 10.4% during fiscal year 2016.

●
Offices and others. Costs of the Offices and Others segment increased Ps.6.9 million, from Ps.5.3 million during fiscal year 2015 to Ps.12.3 million during fiscal year 2016, mainly due to an increase of Ps 4.6 million in leases and expenses. The costs of the Offices and Others segment, as a percentage of revenues from this segment, increased from 3.3% during fiscal year 2015 to 4.3% during fiscal year 2016.

●
Sales and developments. The costs of the Sales and Developments segment did not experience significant changes during fiscal 2016, increasing to Ps.5.7 million from Ps.4.9 million during fiscal year 2015. The costs of the Sales and Developments segment, as a percentage of the revenues from this segment increased from 74.8% during 2015 to 213.5% during fiscal year 2016.

●
Financial operations and others. The costs of the Financial Operations and Others segment were generally unchanged during the fiscal year 2016 as compared to fiscal year 2015.

Gross profit

	Fiscal year ended June 30, 2016
	Income statement	Expenses and collective promotion fund	Interest in joint ventures	Information by segment (1)
	(in millions of Ps.)
Shopping Malls	2,124.2	17.7	17.0	2,158.8
Offices and Others	276.2	—	(4.4)	271.9
Sales and Developments	(3.0)	—	—	(3.0)
Financial Operations and Others	0.9	—	—	0.9
Total gross profit	2,398.3	17.7	12.6	2,428.60

(1) See Note 6 to our Audited Financial Statements.

	Fiscal year ended June 30, 2015
	Income statement	Expenses and collective promotion fund	Interest in joint ventures	Information by segment (1)
	(in millions of Ps.)
Shopping Malls	1,587.6	14.1	11.0	1,612.7
Offices and Others	150.6	—	4.2	154.8
Sales and Developments	1.7	—	—	1.7
Financial Operations and Others	0.1	—	—	0.1
Total gross profit	1,740.1	14.1	15.1	1,769.3

(1) See Note 6 to our Audited Financial Statements.

Gross profit, as per the consolidated statement of comprehensive income, increased 37.8%, from Ps.1,740.1 million during fiscal year 2015 to Ps.2,398.3 million during fiscal year 2016. Total consolidated gross profit, as a percentage of total revenues, decreased slightly from 63.1% during fiscal year 2015 to 62.2% during fiscal year 2016.

Gross profit from the Expenses and Collective Promotion Fund increased 25.6%, from Ps.14.1 million (attributable to the Shopping Malls segment) during fiscal year 2015 to Ps.17.7 million (attributable to the Shopping Malls segment) during fiscal year 2016.

Gross profit from joint ventures decreased 16.8%, from Ps.15.1 million (of which Ps.11.0 million was attributable to the Shopping Malls segment and Ps.4.2 million to the Offices and Others segment) during fiscal year 2015 to Ps.12.6 million (of which a gain of Ps.17.0 million was attributable to our Shopping Malls segment and a loss of Ps.4.4 million to the Offices and Others segment) during fiscal year 2016.

Based on the information by segment, gross profit increased 37.3%, from Ps.1,769.3 million during fiscal year 2015 to Ps.2,428.6 million during fiscal year 2016. Total gross profit as a percentage of revenues decreased from 97.0% during fiscal year 2015 to 91.0% during fiscal year 2016.

●
Shopping malls. Gross profit from the Shopping Malls segment increased 33.9%, from Ps.1,612.7 million during fiscal year 2015 to Ps.2,158.8 million for fiscal year 2016, mainly as a result of an increase in total gross sales of our tenants that generated higher rental payments under our lease agreements. Gross profit from our Shopping Malls segment as a percentage of revenues for the segment experienced a slight decrease from 90.7% during fiscal year 2015 to 89.6% during fiscal year 2016.

●
Offices and others. Gross profit from the Offices and Others segment increased 75.7%, from Ps.154.8 million during fiscal year 2015 to Ps.271.9 million during fiscal year 2016. Gross profit from the Offices and Others segment as a percentage of revenues from this segment decreased from 96.7% during fiscal year 2015 to 95.7% during fiscal year 2016.

●
Sales and developments. Gross profit from the Sales and Developments segment decreased Ps.4.7 million, from a profit of Ps.1.7 million during fiscal year 2015 to a loss of Ps.3.0 million during fiscal year 2016. This decrease mainly resulted from lower revenue from sales of the units in Condominios I and II in Rosario during fiscal year 2016 compared to fiscal year 2015.

●
Financial operations and others. Gross profit from the Financial Operations and Others segment increased from Ps.0.1 million during fiscal year 2015 to Ps.0.9 million during fiscal year 2016.

Changes in fair value of investment property

	Fiscal year ended June 30, 2016
	Income statement	Expenses and collective promotion fund	Interest in joint ventures	Information by segment(1)
	(in millions of Ps.)
Shopping Malls	16,048.7	—	83.0	16,131.7
Offices and Others	618.6	—	248.8	867.4
Sales and Developments	425.1	—	—	425.1
Financial Operations and Others	—	—	—	—
Total changes in fair value of investment property	17,092.4	—	331.8	17,424.2

(1) See Note 6 to our Audited Financial Statements.

	Fiscal year ended June 30, 2015
	Income statement	Expenses and collective promotion fund	Interest in joint ventures	Information by segment(1)
	(in millions of Ps.)
Shopping Malls	729.1	—	0.1	729.1
Offices and Others	1,273.8	—	41.3	1,315.1
Sales and Developments	687.6	—	—	687.6
Financial Operations and Others	—	—	—	—
Total changes in the value of investment property	2,690.5	—	41.3	2,731.8

(1) See Note 6 to our Audited Financial Statements.

See the section ¨ —Changes in fair value of investment properties´ corresponding to the fiscal year 2017 in order to find the fair value net gain obtained during the fiscal year 2016.

We maintained the same portfolio of shopping malls during fiscal years 2016 and 2015. Overall, the appraised values of our shopping mall properties increased 156.2% during fiscal 2016 largely due to rental value growth.

The appraised value of our office buildings increased 20.3% in fiscal 2016 as compared to fiscal 2015, largely as a result of the impact of the depreciation of the Peso and rental value growth during the period. In addition, we realized a profit of Ps.172.5 million on disposal of office properties in fiscal 2016 as compared to Ps.131.1 million in fiscal 2015.

General and administrative expenses

	Fiscal year ended June 30, 2016
	Income statement	Expenses and collective promotion fund	Interest in joint ventures	Inter-segment eliminations	Information by segment (1)
	(in millions of Ps.)
Shopping Malls	(178.3)	—	(0.4)	—	(178.6)
Offices and Others	(23.0)	—	(0.3)	—	(23.3)
Sales and Developments	(20.3)	—	—	—	(20.3)
Financial Operations and Others	—	—	—	—	—
Total general and administrative expenses	(221.6)	—	(0.7)	—	(222.2)

(1) See Note 6 to our Audited Financial Statements.

	Fiscal year ended June 30, 2015
	Income statement	Expenses and collective promotion fund	Interest in joint ventures	Inter-segment eliminations	Information by segment(1)
	(in millions of Ps.)
Shopping Malls	(136.0)	—	(0.2)	—	(136.2)
Offices and Others	(4.2)	—	(0.2)	(0.1)	(4.5)
Sales and Developments	—	—	—	—	—
Financial Operations and Others	—	—	—	—	—
Total general and administrative expenses	(140.1)	—	(0.4)	(0.1)	(140.6)

(1) See Note 6 to our Audited Financial Statements.

General and Administrative expenses increased 58.1%, from Ps.140.1 million during fiscal year 2015 to Ps.221.6 million during fiscal year 2016. Total general and administrative expenses as a percentage of revenues increased from 5.1% during fiscal year 2015 to 5.7% during fiscal year 2016.

General and Administrative expenses attributable to our joint ventures increased from Ps.0.4 million (Ps.0.2 million of which was attributable to the Shopping Malls segment and Ps.0.2 million to the Offices and Others segment) during fiscal year 2015 to Ps.0.7 million (Ps.0.4 million of which was attributable to the Shopping Malls segment and Ps.0.3 million to the Offices and Others segment) during fiscal year 2016.

Based on the information by segment, general and administrative expenses increased 58.0%, from Ps.140.6 million during fiscal year 2015 to Ps.222.2 million during fiscal year 2016, mainly as a result of: (i) a Ps.42.5 million increase in general and administrative expenses of our Shopping Malls segment; (ii) a Ps.20.3 million increase in general and administrative expenses of our Sales and Developments segment; and (iii) a Ps.18.8 million increase in general and administrative expenses of our Offices and Others segment. General and administrative expenses as a percentage of total revenues increased from 7.2% during fiscal year 2015 to 8.2% during fiscal year 2016.

●
Shopping malls. General and administrative expenses attributable to our Shopping Malls segment increased 31.2%, from Ps.136.2 million during fiscal year 2015 to Ps.178.6 million during fiscal year 2016, mainly due to: (i) an increase of Ps.21.3 million in salaries, social security charges and other personnel expenses; (ii) a Ps.12.6 million increase in director’s fees; (iii) an increase of Ps.5.2 million in fees and compensation for services; (iv) an increase of Ps.1.4 million in bank expenses; and (v) a Ps.1.2 million increase in depreciation and amortization expenses. General and administrative expenses of the Shopping Malls segment as a percentage of revenues from this segment decreased from 7.7% during fiscal year 2015 to 7.4% during fiscal year 2016.

●
Offices and others. General and administrative expenses of the Offices and Others segment increased Ps.18.8 million, from Ps.4.5 million during fiscal year 2015 to Ps.23.3 million during fiscal year 2016, mainly as a result of: (i) a Ps.10.3 million increase in directors’ fees; (ii) a Ps.2.5 million increase in fees and compensation for services; and (iii) an increase of Ps.2.4 million in salaries, social security charges and other personnel expenses. General and administrative expenses of the Offices and Others segment as a percentage of revenues from this segment increased from 2.8% during fiscal year 2015 to 8.2% during fiscal year 2016.

●
Sales and developments. General and administrative expenses of the Sales and Developments segment increased Ps.20.3 million mainly as a result of: (i) an increase of Ps.10.7 million in directors’ fees; (ii) an increase of Ps.5.3 million in salaries, social security charges and other personnel expenses; and (iii) an increase of Ps.2.4 million in fees and compensation for services.

Selling expenses

	Fiscal year ended June 30, 2016
	Income statement	Expenses and collective promotion fund	Interest in joint ventures	Information by segment(1)
	(in millions of Ps.)
Shopping Malls	(143.5)	—	(1.8)	(145.3)
Offices and Others	(12.6)	—	(0.2)	(12.8)
Sales and Developments	(4.3)	—	—	(4.3)
Financial Operations and Others	(1.8)	—	—	(1.8)
Total selling expenses	(162.2)	—	(2.0)	(164.2)

(1) See Note 6 to our Audited Financial Statements.

	Fiscal year ended June 30, 2015
	Income statement	Expenses and collective promotion fund	Interest in joint ventures	Information by segment(1)
	(in millions of Ps.)
Shopping Malls	(112.0)	—	(0.8)	(112.8)
Offices and Others	(5.0)	—	(0.5)	(5.5)
Sales and Developments	(0.3)	—	—	(0.3)
Financial Operations and Others	(0.4)	—	—	(0.4)
Total selling expenses	(117.7)	—	(1.3)	(119.0)

(1) See Note 6 to our Audited Financial Statements.

Selling expenses increased 37.8%, from Ps.117.7 million during fiscal year 2015 to Ps.162.2 million during fiscal year 2016. Selling expenses as a percentage of total revenues was 4.3% during fiscal year 2015 and 4.2% during fiscal year 2016.

Selling expenses from our joint ventures showed a slight increase, from Ps.1.3 million during fiscal year 2015 (Ps.0.8 million of which was attributable to the Shopping Malls segment and Ps.0.5 million to the Offices and Others segment) to Ps.2.0 million during fiscal year 2016 (Ps.1.8 million of which was attributable to the Shopping Malls segment and Ps.0.2 million to the Offices and Others segment).

Based on the information by segment, total selling expenses increased 38.0%, from Ps.119.0 million during fiscal year 2015 to Ps.164.2 million during fiscal year 2016. This increase was mainly attributable to: (i) a Ps.32.5 million increase in selling expenses of the Shopping Malls segment; (ii) an increase of Ps.7.3 million in selling expenses in the Offices and Others segment; (iii) a Ps.4.0 million increase in selling expenses from the Sales and Developments segment; and (iv) an increase of Ps.1.5 million in selling expenses in the Financial Operations and Others segment. Selling expenses as a percentage of total revenues remained steady at 6.1% in both fiscal years.

●
Shopping malls. Selling expenses from the Shopping Malls segment increased 28.8%, from Ps.112.8 million during fiscal year 2015 to Ps.145.3 million during fiscal year 2016, mainly as a result of: (i) an increase of Ps.29.7 million in taxes, rates and contributions, mainly generated by higher turnover taxes; (ii) a Ps.3.2 million increase in salaries, social security charges and other personnel expenses; (iii) a Ps.2.5 million increase in publicity and advertising expenses; partially offset by (iv) a decline of Ps.3.1 million in allowance for doubtful accounts; and (v) partially offset by a Ps.1.0 million decrease in fees and compensation for services. Selling expenses as a percentage of revenues from the Shopping Malls segment decreased from 6.3% during fiscal year 2015 to 6.0% during fiscal year 2016.

●
Offices and others. Selling expenses from the Offices and Others segment increased Ps.7.3 million, from Ps.5.5 million during fiscal year 2015 to Ps.12.8 million during fiscal year 2016, mainly as a result of: (i) a Ps.2.3 million increase in taxes, rates and contributions, mainly generated by higher turnover taxes; (ii) a Ps.2.0 million increase in salaries, social security charges and other personnel expenses; and (iii) an increase of Ps.1.8 million in loan losses charges. Selling expenses from the Offices and Others segment as a percentage of the revenues from such segment increased from 3.4% during fiscal year 2015 to 4.5% during fiscal year 2016.

●
Sales and developments. Selling expenses from our Sales and Developments segment increased Ps.4.0 million, from Ps.0.3 million during fiscal year 2015 to Ps.4.3 million during fiscal year 2016, mainly due to an increase in overheads during fiscal year 2016, as compared to fiscal year 2015.

●
Financial operations and others. Selling expenses from the Financial Operations and Others segment increased Ps.1.5 million, from Ps.0.4 million during fiscal year 2015 to Ps.1.8 million during fiscal year 2016, mainly as a result of increased loan losses related to the residual consumer financing operations.

Other operating results, net

	Fiscal year ended June 30, 2016
	Income statement	Expenses and collective promotion fund	Interest in joint ventures	Inter-segment eliminations	Information by segment (1)
	(in millions of Ps.)
Shopping Malls	(59.9)	—	(1.7)	—	(61.6)
Offices and Others	(1.0)	—	(0.4)	—	(1.4)
Sales and Developments	(7.6)	—	(0.2)	—	(7.8)
Financial Operations and Others	—	—	—	—	—
Total other operating results, net	(68.6)	—	(2.2)	—	(70.8)

(1) See Note 6 to our Audited Financial Statements.

	Fiscal year ended June 30, 2015
	Income statement	Expenses and collective promotion fund	Interest in joint ventures	Inter-segment eliminations	Information by segment (1)
	(in millions of Ps.)
Shopping Malls	(47.4)	—	(1.2)	—	(48.6)
Offices and Others	(58.3)	—	(0.1)	0.1	(58.3)
Sales and Developments	(13,8)	—	—	—	(13,8)
Financial Operations and Others	8.8	—	—	—	8.8
Total other operating results, net	(110.9)	—	(1.2)	0.1	(112.0)

(1) See Note 6 to our Audited Financial Statements.

Other operating results, net was a lower loss of Ps.68.6 million during fiscal year 2016 from a loss of Ps.110.9 million during fiscal year 2015. Total other operating results, net as a percentage of total revenues decreased from 4.0% during fiscal year 2015 to 1.8% during fiscal year 2016.

The total loss from our joint ventures increased Ps.1.0 million, from Ps.1.2 million (Ps.1.2 million of which was attributable to the Shopping Malls segment and Ps.0.1 million to the Offices and Others segment) during fiscal year 2015 to Ps.2.2 million (Ps.1.7 million of which was attributable to the Shopping Malls segment, Ps.0.4 million to the Offices and Others segment and Ps.0.2 million to the Sales and Developments segment) during fiscal year 2016.

Based on the information by segment, other operating results, net decreased from a loss of Ps.112.0 million during fiscal year 2015 to a loss of Ps.70.8 million during fiscal year 2016, mainly as a result of a lower loss from the Offices and Others segment of Ps.57.0 million. Total other operating results, net as a percentage of revenues decreased from 5.8% during fiscal year 2015 to 2.6% during fiscal year 2016.

●
Shopping malls. Other operating results, net from the Shopping Malls segment increased 26.7%, from a loss of Ps.48.6 million during fiscal year 2015 to a loss of Ps.61.6 million during fiscal year 2016, mainly as a result of: (i) a lower charge for lawsuits and contingencies of Ps.8.1 million, partially offset by (ii) an increase in donations of Ps.2.9 million, among other factors. Other operating results, net as a percentage of revenues from this segment decreased from 2.7% during fiscal year 2015 to 2.6% during fiscal year 2016.

●
Offices and others. Other operating results, net from the Offices and Others segment improved from a loss of Ps.58.3 million during fiscal year 2015 to a loss of Ps.1.4 million during fiscal year 2016, attributable to non-recurring notarial and stamp taxes related to the acquisition of certain office properties from IRSA during fiscal year 2015 compared to no such expense during fiscal year 2016. Other operating results, net as a percentage of revenues from this segment decreased from 36.4% during fiscal year 2015 to 0.5% during fiscal year 2016.

●
Sales and developments. Other operating results, net from the Sales and Developments segment did not experience significant changes during fiscal 2016.

●
Financial operations and others. Other operating results, net from the Financial Operations and Others segment decreased by Ps.8.8 million, mainly as a result of a non-recurring gain from the sale of a portion of our interest in Avenida during fiscal year 2015.

Profit from operations

	Fiscal year ended June 30, 2016
	Income statement	Expenses and collective promotion fund	Interest in joint ventures	Information by segment (1)
	(in millions of Ps.)
Shopping Malls	17,791.2	17.7	96.1	17,905.0
Offices and Others	858.2	—	243.5	1,101.7
Sales and Developments	389.9	—	(0.2)	389.7
Financial Operations and Others	(0.9)	—	—	(0.9)
Total profit from operations	19,038.3	17.7	339.5	19,395.6

(1) See Note 6 to our Audited Financial Statements.

	Fiscal year ended June 30, 2015
	Income statement	Expenses and collective promotion fund	Interest in joint ventures	Information by segment (1)
	(in millions of Ps.)
Shopping Malls	2,021.4	14.1	8.8	2,044.3
Offices and Others	1,356.8	—	44.7	1,401.5
Sales and Developments	675.2	—	—	675.2
Financial Operations and Others	8.5	—	—	8.5
Total profit from operations	4,062.0	14.1	53.5	4,129.5

  (1) See Note 6 to our Audited Financial Statements.

Total profit from operations increased Ps.14,976.3 million, from Ps.4,062.0 million during fiscal year 2015 to Ps.19,038.3 million during fiscal year 2016. Total profit from operations as a percentage of total revenues increased from 147.3% during fiscal year 2015 to 493.4% during fiscal year 2016.

Profit from operations from our joint ventures increased 534.6%, from Ps.53.5 million (Ps.44.7 million was attributable to the Offices and Others segment and Ps.8.8 million to the Shopping Malls segment) during fiscal year 2015 to Ps.339.5 million (with a gain of Ps.243.5 million being attributable to the Offices and Others segment, Ps.96.1 million to the Shopping Malls segment, and a loss of Ps.0.2 million to the Sales and Developments segment) during fiscal year 2016.

Based on the information by segment, profit from operations increased 369.7%, from Ps.4,129.5 million during fiscal year 2015 to Ps.19,395.6 million during fiscal year 2016, mainly as a result of an increase in profit from operations from the Shopping Malls segment of Ps.15,860.7 million; offset by lower profit from operations as a result of: (i) a decrease in profit from operations from Ps.299.8 million from the Offices and Others segment; (ii) a Ps.285.5 million decrease in profit from operations from the Sales and Developments segment; and (iii) a decrease in profit from operations from the Financial Operations and Others segment of Ps.9.4 million. Total profit from operations as a percentage of total revenues increased from 212.3% during fiscal year 2015 to 719.2% during fiscal year 2016.

●
Shopping malls. Profit from operations from the Shopping Malls segment increased 775.8%, from Ps.2,044.3 million during fiscal year 2015 to Ps.17,905.0 million during fiscal year 2016. Profit from operations from the Shopping Malls segment as a percentage of revenues from this segment increased from 115.0% during fiscal year 2015 to 743.2% during fiscal year 2016.

●
Offices and others. Profit from operations from the Offices and Others segment decreased Ps.299.8 million, from Ps.1,401.5 million during fiscal year 2015 to Ps.1,101.7 million during fiscal year 2016. Profit from operations from the Offices and Others segment, as a percentage of the revenues from this segment, decreased from 875.2% during fiscal year 2015 to 387.8% during fiscal year 2016.

●
Sales and developments. Profit from operations from the Sales and Developments segment decreased Ps.285.5 million, from Ps.675.2 million during fiscal year 2015 to Ps.389.7 million during fiscal year 2016.

●
Financial operations and others. Profit from operations from the Financial Operations and Others segment declined from a gain of Ps.8.5 million during fiscal year 2015 to a loss of Ps.0.9 million during fiscal year 2016.

Share of profit of associates and joint ventures

Our share of income of associates and joint ventures, per our consolidated statement of comprehensive income, increased from a gain of Ps.50.8 million during fiscal year 2015 (of which a gain of Ps.5.5 million was attributable to the Shopping Malls segment, a Ps.34.5 million gain to the Offices and Others segment and a Ps.10.7 million gain to the Financial Operations and Others segment) to a gain of Ps.204.3 million during fiscal year 2016 (of which a gain of Ps.61.2 million was attributable to the Shopping Malls segment, a Ps.174.5 million gain to the Offices and Others segment and a Ps.31.4 million loss to the Financial Operations and Others segment).

Our net share of profit from our joint ventures Nuevo Puerto Santa Fé S.A. (Shopping Malls segment) and, Quality Invest S.A. (Offices and Others segment), increased 528.0%, from a gain of Ps.34.3 million during fiscal year 2015 to a gain of Ps.215.3 million during fiscal year 2016, mostly due to the gains from Quality Invest due to changes in the fair value of its assets.

Based on business segment reporting:

●
Shopping malls. The share of profit of our joint venture Nuevo Puerto Santa Fé is presented on a line-by-line consolidated basis in this segment.

●
Offices and others. The share of profit/loss of our joint venture Quality Invest is presented on a line-by-line consolidated basis in this segment whereas the share of profit/loss generated by

Entertainment Holding S.A. and Entretenimiento Universal S.A., which are accounted for under the equity method increased from a gain of Ps.5.8 million during fiscal year 2015 to a gain of Ps.20.4 million during fiscal year 2016.

●
Financial operations and others. The share of profit of associates and joint ventures from the Financial Operations and Others segment decreased Ps.42.2 million, from a profit of Ps.10.7 million during fiscal year 2015 to a loss of Ps.31.4 million during fiscal year 2016.

Financial results, net

Financial results, net increased 57.5%, from a loss of Ps.451.5 million during fiscal year 2015 to a loss of Ps.711.2 million during fiscal year 2016.

Financial income increased Ps.407.4 million, from Ps.105.1 million during fiscal year 2015 to Ps.512.6 million during fiscal year 2016, mainly as a result of: (i) a Ps.374.6 million increase in foreign exchange gains due to the impact of a higher depreciation of the Peso during fiscal year 2016 on our U.S. dollar-denominated net assets compared to depreciation during fiscal year 2015 (the Peso/U.S. dollar bid exchange rate as reported by Banco de la Nación Argentina increased 66.2% during fiscal year 2016, from Ps.8.988 per US$1.00 as of June 30, 2015 to Ps.14.94 per US$1.00 as of June 30, 2016, while during fiscal year 2015, the Peso depreciated 11.89% compared to fiscal year 2014, from Ps.8.033 per US$1.00 as of June 30, 2014 to Ps.8.988 per US$1.00 as of June 30, 2015); and (ii) a net increase of Ps.32.9 million in interest income, mainly generated by default interest payable by clients and related parties, and gains (losses) from the sale of securities and fixed-term bank deposits.

Financial expenses increased Ps.2,334.6 million, from Ps.603.9 million during fiscal year 2015 to Ps.2,938.5 million during fiscal year 2016, mainly as a result of: (i) a Ps.1,979.9 million increase in foreign exchange losses due to the impact of higher depreciation of the Peso during fiscal year 2016 on the amount outstanding of our U.S. dollar-denominated debt as compared to depreciation during fiscal year 2015 (the Peso/U.S. dollar selling exchange rate as reported by Banco de la Nación Argentina increased 65.5% during fiscal year 2016, from Ps.9.088 to US$1.00 as of June 30, 2015 to Ps.15.04 to US$1.00 as of June 30, 2016, while during fiscal year 2015, it increased 11.74% compared to fiscal year 2014, from Ps.8.133 per US$1.00 as of June 30, 2014 to Ps.9.088 to US$1.00 as of June 30, 2015); (ii) a Ps.283.3 million increase in interest expense, mainly attributable to higher interest on intercompany indebtedness, notes outstanding and bank overdrafts; (iii) an increase in other financial expenses of Ps.58.4 million mainly attributable to expenses incurred in connection with the tender offer and request for consent of IRSA CP Class I Notes and increased charges on account of tax on bank credits and debits and turnover tax; and (iv) capitalized finance cost of Ps.13.0 million in fiscal year 2015.

Other financial results increased Ps.1,667.5 million, from a gain of Ps.47.2 million during fiscal year 2015 to a gain of Ps.1,714.7 million during fiscal year 2016, mainly as a result of: (i) a Ps.416.2 million increase in revenues generated by the valuation of financial assets at fair value (derived from the re-valuation of Argentine sovereign bonds, mutual funds and other investments); and (ii) higher gains from future currency exchange derivatives, mainly dollar currency futures traded on the Mercado a Término de Rosario S.A., and interest rate swaps of Ps.1,251.3 million, mainly due to the 65.5% depreciation of the Peso during the 2016 fiscal year from Ps.9.088 to US$1.00 as of June 30, 2015 to Ps.15.04 to US$1.00 as of June 30, 2016.

Income tax expense

Income tax expense increased 402.6% from Ps.1,249.4 million during fiscal year 2015 to Ps.6,278.9 million during fiscal year 2016, due to an increase in pre-tax income during fiscal 2016. Profit before income tax expense includes Uruguayan-source income, which is taxed at 0%. Profit before income tax at the prevailing tax rate does not include such Uruguayan-sourced income.

In determining the income tax charge, we apply the deferred tax method, recognizing the temporary differences between the book value, the valuation of assets and liabilities for tax purposes and the application of tax loss carry forwards. For this reason, the amount recorded as income tax expense reflects not only the amount payable but also the recognition of the tax on the taxable income as booked.

The amount of tax payable for fiscal year 2016 was Ps.223.2 million.

Total profit for the year

As a result of the factors described above, total profit for the year increased 408.0%, from Ps.2,411.8 million during fiscal year 2015 to Ps.12,252.5 million during fiscal year 2016. Income attributable to our parent company’s shareholders increased 418.4%, from Ps.2,280.4 million during fiscal year 2015 to Ps.11,821.3 million during fiscal year 2016. Income attributable to non-controlling interest increased 228.1% during fiscal year 2016, from Ps.131.4 million to Ps.431.3 million during fiscal year 2015.

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

Our principal cash requirements or uses (other than in connection with our operating activities) have historically been:

●
the acquisition of investment properties;

●
the development of new shopping malls;

●
the improvement of existing investment properties;

●
the development of properties for sale;

●
working capital needs;

●
the maintenance of cash and other liquid assets to enable us to take advantage of the acquisition and development of investment opportunities as they arise;

●
interest payments; and

●
investments in financial assets.

We believe our working capital and our cash from operating activities are adequate for us present and future requirements. In the event that cash generated from our operations is at any time insufficient to finance our working capital, we would seek to finance such working capital needs through debt or equity financing or through the sale of properties available for sale.

Cash flow information

	Fiscal years ended June 30,
	2017	2016	2015
	(in millions of Ps.)
Net cash flow generated by operating activities	2,875.2	1,013.4	1,257.6
Net cash flow used in investing activities	(148.1)	(1,864.6)	(414.2)
Net cash flow generated by (used in) financing activities	(957.8)	579.7	(660.9)
Net (decrease) increase in cash and cash equivalents	1,769.4	(271.5)	182.4

Fiscal year 2017

As of June 30, 2017, we had cash and cash equivalents of Ps.1,807.5 million, an increase of Ps.1,774.5 million compared to the year ended June 30, 2016. The increase was primarily due to cash inflows of Ps.2,875.2 million related to operating activities and a decrease in financial assets of Ps.764.8 million, partially offset by the acquisition of investment properties of Ps.703.9 million, the payment of interest of Ps.544.3 million and the redemption of Ps.407.3 million of bonds outsanding.

Fiscal year 2016

As of June 30, 2016, we had cash and cash equivalents of Ps.33.0 million, a decrease of Ps.271.5 million compared to the year ended June 30, 2015. The decrease was primarily due to cash outflows from the net increase in financial assets of Ps.1,462.8 million, the principal repayment of borrowings and Notes for Ps.5,043.9 million and Ps.1,686.4 million, respectively, partially offset by cash inflows generated by our operating activities totaling Ps.1,013.4 million, Ps.1,250.8 million in cash inflows from the result of derivative instruments, and a Ps.5,411.2 million cash inflow generated by our notes issuance.

Fiscal year 2015

As of June 30, 2015, we had cash and cash equivalents of Ps.303.5 million, an increase of Ps.182.4 million compared to Ps.116.7 million as of June 30, 2014. The increase was primarily due to cash inflows related to net cash generated from operating activities of Ps.1,257.6 million and proceeds from sale of investment properties of Ps.365.3 million, and Ps.329.8 million in new borrowings, partially and offset by cash outflows from a net increase in financial assets of Ps.521.5 million, a Ps.509.6 million repayment of borrowings, acquisition of investment properties for Ps.248.8 million, a Ps.105.9 million payment of seller financing, Ps.148.5 million in dividends paid and Ps.213.4 million in interest paid.

Operating activities

Fiscal year 2017

Our operating activities generated net cash of Ps.2,875.2 million for the fiscal year ended June 30, 2017, mainly due to a decrease in: (i) net income for the year of Ps.3,377.5 million; (ii) income tax expense of Ps.1,609.2 million; and (iii) financial results, net of Ps.1,198.3 million; partially offset by a reduction in gain from adjustment of the fair value of investment properties of Ps.3,133.4 million. See “Item 4. Information of the Company—Business Overview—Future Developments.”

Fiscal year 2016

Our operating activities generated net cash of Ps.1,013.4 million for the fiscal year ended June 30, 2016, mainly due to an increase in: (i) net income for the year of Ps.12,252.5 million; (ii) income tax expense of Ps.6,278.9 million; and (iii) financial results, net of Ps.1,947.6 million; partially offset by a reduction in: (a) gain from adjustment of the fair value of investment properties of Ps.17,092.4 million; (b) profit from participation in associates and joint ventures of Ps.204.3 million; and (c) an increase in trade and other receivables of Ps.606.3 million.

Fiscal year 2015

Our operating activities generated net cash of Ps.1,257.6 million for the fiscal year ended June 30, 2015, mainly due to an increase in: (i) net income of Ps.2,411.8 million; (ii) income tax expense of Ps.1,249.4 million; and (iii) financial results, net of Ps.481.1 million; partially offset by a reduction in gain from adjustment of the fair value of investment property of Ps.2,690.6 million.

Investment activities

Fiscal year 2017

Cash used in investing activities was Ps.148.1 million for the fiscal year ended June 30, 2017 primarily consisting of: (i) advanced payments related to Catalinas project in development of Ps.169.6 million; (ii) payments related to the acquisition of control over EHSA of Ps.46.1 million; (iii) acquisition of investment properties for Ps.703.9 million; and (iv) a decrase of financial assets for Ps.764.8 million; partially offset by a decrease of Ps.764.8 million in financial assets.

Fiscal year 2016

Cash used in investing activities was Ps.1,864.6 million for the fiscal year ended June 30, 2016 primarily consisting of: (i) an increase in financial assets, net of Ps.1,462.8 million; (ii) acquisition and capital contributions in associates and joint ventures of Ps.73.0 million; (iii) acquisition of property, plant and equipment for Ps.13.7 million; (iv) acquisition of investment properties for Ps.167.7 million; and (v) Ps.533.5 million loans granted to related parties; partially offset by Ps.357.2 million in proceeds from the sale of investment properties.

Fiscal year 2015

Cash used in investing activities was Ps.414.2 million for the fiscal year ended June 30, 2015 primarily consisting of: (i) a Ps.186.5 million investment in the development of properties, Ps.1.5 million of which was used in Distrito Arcos and Ps.185.0 million in Alto Comahue; (ii) an increase in financial assets, net of Ps.521.5 million; (iii) a Ps.32.0 million acquisition and capital contributions in associates; (iv) a Ps.58.4 million investment in the improvements made to our shopping malls; (v) acquisition of property, plant and equipment for Ps.26.2 million; (vi) improvements made to our offices and other rental properties of Ps.2.0 million; and (vii) Ps.89.8 million from the acquisition of office properties from IRSA, our controlling shareholder; partially offset by: (a) collection of interest on financial assets equal to Ps.102.3 million; (b) Ps.76.8 million in repayment of loans due from related parties; (c) Ps.19.1 million from the sale of capital stock of Avenida Inc.; and (d) receipt of Ps.365.2 million in proceeds from the sale of investment properties during the fiscal year.

Financing activities

Fiscal year 2017

Cash used by financing activities was Ps.957.8 million for the fiscal year ended June 30, 2017, primarily consisting of: (i) a Ps.176.9 million repayment of borrowings; (ii) interest expense of Ps.544.3 million; (iii) a Ps.109.5 million dividend payment; (iv) payment of financial derivatives of Ps.47.8 million; and (v) a Ps.407.3 million redemption of bonds outstanding; partially offset by (a) borrowings of Ps.194.9 million; and (b) collection of financial derivatives of Ps.131.0 million.

Fiscal year 2016

Cash generated by financing activities was Ps.579.7 million for the fiscal year ended June 30, 2016, primarily consisting of: (i) a Ps.5,043.9 million repayment of borrowings; (ii) interest expense of Ps.278.3 million; (iii) a Ps.114.6 million dividend payment; (iv) payment of financial derivatives of Ps.580.8 million; and (v) a Ps.1,686.4 million redemption of bonds outstanding; partially offset by (a) borrowings of Ps.1,043.6 million; (b) collection of financial derivatives of Ps.1,831.6 million; and (c) issuance of notes in the amount of Ps.5,411.2 million.

Fiscal year 2015

Cash used in financing activities was Ps.660.9 million for the fiscal year ended June 30, 2015, primarily consisting of: (i) a Ps.509.6 million repayment of borrowings; (ii) interest paid of Ps.213.4 million; (iii) a Ps.148.5 million dividend payment; (iv) payment of financial derivatives of Ps.16.1 million; and (v) dividends paid to non-controlling interests of Ps.3.9 million; partially offset by borrowings of Ps.329.8 million.

Capital expenditures

Fiscal Year 2017

During the fiscal year ended June 30, 2017, we incurred capital expenditures of Ps.897.4 million, of which: (i) Ps.703.9 million was used in the acquisition of investment properties, mainly in connection with improvements to our Offices and Others segment; (ii) Ps.23.9 million was related to the acquisition of property, plant and equipment; and (iii) Ps.169.6 million related to advanced payments.

Fiscal Year 2016

During the fiscal year ended June 30, 2016, we incurred capital expenditures of Ps.188.0 million, of which: (i) Ps.167.7 million was used in the acquisition of investment properties, mainly in connection with improvements to our shopping malls; (ii) Ps.13.7 million was related to the acquisition of property, plant and equipment; and (iii) Ps.6.6 million related to advanced payments.

Fiscal Year 2015

During the fiscal year ended June 30, 2015, we incurred capital expenditures of Ps.378.8 million, of which: (i) Ps.248.8 million was used to acquisition or development of investment properties; (ii) Ps.26.2 million was used for the acquisition of machinery and equipment, and furniture and fixtures, and other buildings and facilities; (iii) Ps.14.0 million was used to make advance payments for the acquisition of general investments; and (iv) Ps.89.8 million was used for the acquisition of office properties from IRSA.

Indebtedness

Our total consolidated debt outstanding as of June 30, 2017, was Ps.6,168 million, 97.2% of which was denominated in U.S. dollars and the remaining 2.8% was denominated in Pesos. The following table presents a breakdown of our indebtedness as of June 30, 2017 with a breakdown of its main components:

	As of June 30, 2017
	Currency of indebtednes	Less than a year	From 1 to 2 years	From 2 to 3 years	From 3 to four years	More than four years	Total	% (9)
	(in thousands of Pesos)
Financial and Bank Loans:
Notes Series II due 2023(1)	US$	141,147	—	—	—	5,849,857	5,991,004	8.75
Bank overdrafts(2)	Ps.	26,107	—	—	—	—	26,107	Mixed rate
Citibank N.A. loan(3)	Ps.	2,324	—	—	—	—	2,324	26.5
Finance leases(4)	Ps. / US$	1,598	917	634	—	—	3,149	Mixed rate
Bank loan(5)	Ps.	75,121	—	—	—	—	75,121	21.2
AABE Debt(6)	Ps.	—	—	—	—	66,711	66,711	Libor
Total financial and bank loans		246,297	917	634	—	5,916,568	6,164,416
Related parties(7)	Ps.	3,571	—	—	—	—	3,571	Badlar
Total debt		249,868	917	634	—	5,916,568	6,167,987
Cash and cash equivalents and current investments in financial assets							(2,987,793)
Total net debt (unaudited)(8)							3,180,194

(1) On March 23, 2016, we issued non-convertible notes Series II due in March 23, 2023. Interest will be paid on a half-yearly basis and principal will be repaid at maturity.
(2) Granted by multiple financial institutions. Overdrafts accrue interest at rates ranging from 25.25% to 28.5% annually, and are due within a maximum term of three months from each year end.
(3) On December 30, 2014, we subscribed a loan with Citibank N.A. in the amount of Ps.10 million, which accrues interest at an annual rate of 26.5%. Principal is payable in nine quarterly consecutive installments starting in December 2015.
(4) Accrue interest at rates ranging from 3.2% to 34.8% annually.
(5) On May 11, 2017, Panamerican Mall S.A. subscribed a loan with Banco ICBC for Ps.75 million and shall accrue interest at a fixed rate of 21.20%. Principal will be repaid on May 11, 2018.
(6) Debt assumed pursuant to the joint venture agreement entered into in 2002 between Boulevard Norte S.A. and Sociedad Rural Argentina, for the payment of an outstanding balance for the purchase of Predio Ferial Palermo, which debt accrues interest at Libor.
(7) Includes credit lines with Nuevo Puerto Santa Fé, which accrue interest at Badlar rate, due in May 2018.
(8) For more information regarding net debt. See “Item 3. Key Information—Selected consolidated financial data”.
(9) Average weighted rates.

Issuance of notes

IRSA CP’s series II 8.75% notes due 2023

On March 3, 2016, we launched a cash tender offer for any and all of our outstanding 7.875% Notes due 2017, Series I. On March 23, 2016, we issued new notes in an aggregate principal amount of US$360 million under our Global Note Program. The Series II Notes accrue interest, at a fixed rate of 8.75% per annum payable semi-annually in arrears, and are repayable upon maturity, on March 23, 2023. Their issue price was 98.722% of the principal amount. The proceeds were used: (a) to repurchase our Series I Notes in an outstanding principal amount of US$120 million and (b) to repay the US$240.0 million balance due to IRSA for our acquisition of certain office properties and land reserves in December 2014, together with accrued interest thereon. Our Series II Notes due 2023 are subject to certain covenants, events of default and limitations, such as the limitation on incurrence of additional indebtedness, limitation on restricted payments, limitation on transactions with affiliates, and limitation on merger, consolidation and sale of all or substantially all assets.

To incur additional indebtedness, we must meet the Consolidated Interest Coverage Ratio on additional indebtedness, which should be greater than 2.00. The Consolidated Interest Coverage Ratio is defined as Consolidated EBITDA divided by consolidated interest expense. Consolidated EBITDA is defined as operating income plus depreciation and amortization and other consolidated non-cash charges.

The Series II Notes contain financial covenants limiting our ability to declare or pay dividends in cash or in kind, unless the following conditions are met at the time of payment:

●
no Event of Default shall have occurred and be continuing;

●
we must be able to incur at least US$1.00 of Additional Indebtedness under the “Limitation on Incurrence of Additional Indebtedness;” and

●
the aggregate amount of such Restricted Payment does not exceed the sum of:

➢
100% of cumulative EBITDA for the period (treated as one accounting period) from July 1, 2015 through the last day of the last fiscal quarter ended prior to the date of such Restricted Payment minus an amount equal to 150% of consolidated interest expense for such period; and
➢
any reductions of Indebtedness of the Issuer or its Subsidiaries after the Issue Date any reductions of Indebtedness of the Issuer or its Subsidiaries after the Issue Date exchange to Capital Stock of the Issuer or its Subsidiaries.

On March 28, 2016 and April 8, 2016, we purchased US$59.2 million and US$0.4 million, respectively, in aggregate principal amount of our 7.875% Notes due 2017, Series I, and we simultaneously instructed the Trustee of the Series I Notes to repay US$59.5 million in aggregate principal amount of such Notes, resulting in an aggregate principal amount outstanding of our 7.875% Notes due 2017, Series I, of US$60.5 million. On April 4, 2016, our board of directors approved the repayment of the outstanding balance of the US$60.5 million of our Series I Notes and payment of such Notes was made on May 4, 2016.

On April 6, 2016, we had repaid the outstanding balance US$240 million plus accrued interest of an intercompany loan due to IRSA, which was related to the acquisition of an office portfolio in December 2014.

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

D. Trend Information

International Outlook:

As reported in the IMF’s “World Economic Outlook”, global GDP expanded by 3.1% in 2016, slightly below projections, mainly as a result of a strong decline in activity during the last quarter in the year. Global GDP growth is expected to reach 3.5% in 2017 and 3.6% in 2018. In 2017 and 2018, growth in advanced economies is expected to remain steady at about 2%, driven by the growth in the United States of 2.3%, and in the Euro area, of 1.7%.

Emerging economies continue to face challenges as regards the inflow of foreign capital. Countries which are more flexible in terms of foreign exchange responded better to the global flow of capital than in previous decelerations.

The IMF’s Primary Commodities Price Index increased 15% between August 2016 and February 2017. Mainly, oil exhibited a sustained negative trend until reaching a historical low in February 2016, and it is expected to increase by approximatelly 28.9%. Soybean prices have remained broadly unchanged on account of continued strength in animal protein demand countering favorable supply conditions.

With the uptick in commodity prices, a broadbased increase in headline inflation rates is projected in both advanced and emerging market and developing economies. In nearly all advanced economies, inflation rates are expected to be higher in 2017 than in 2016. For advanced economies as a whole, inflation is forecast to be 2.0% in 2017, up from 0.8% in 2016, and to stabilize at about that level over the next few years. Inflation in emerging market and developing economies (excluding Argentina and Venezuela) is projected to rise to 4.7% in 2017 from 4.4% in 2016, mostly reflecting higher commodity prices.

Argentine economy:

In April 2017, the IMF published its growth projection for 2017 and 2018 for 2.2% and 2.3%, increase of the GDP, respectively. This projection was due to stronger consumption and public investment, and reflects the gradual rebound of private investment and exports.

Shopping center and supermarket sales totaled Ps.5,249.6 million in June 2017, which represents a 11.3% increase as compared to the same period last year. Accumulated sales for the first six months of the year totaled Ps.26,351 million, representing a 12.8% increase as compared to the same period last year.

The INDEC reports that, as of June 2017, industrial activity in Argentina increased by 6.6% as compared to the same month in 2016. Textile industry accumulated a 4.0% decline during the first six months of the year as compared to the same period last year.

Regarding the balance of payments, in the first quarter of 2017 the current account deficit reached US$6,871 million, with US$3,715 million allocated to the goods and services trade balance, and US$3,676 million to the net primary income, and US$520 million to the net secondary income.

During the first quarter of 2017, the financial account showed net income of US$6,556 million, accentuating the net indebtedness of same quarter of the previous year, for which US$4,872 million were estimated. As a result of the Balance transactions, the stock of international reserves increased by US$11,535 million during the first quarter of 2017.

Total gross external debt stock at the end of March 2017 is estimated at US$204,509 million, with an increase of US$16,293 million, 8.7% compared to the previous quarter and US$28,237 million, 16.0% compared to March 2016. 62.8% of the debt corresponds to the Government; 6.6% to the Argentine Central Bank; 16.6% to non-financial corporations and households, 11.1% to direct investment between related companies, 2.2% to deposit-taking companies and 0.8% to other financial companies. The financial sector debt excluding the Argentine Central Bank increased by US$493 million during the first quarter of 2017, reaching a total of US$4,453 million.

In local financial markets, the Private Badlar rate in Pesos ranged from 18% to 27% in the period from July 2016 to June 2017, averaging 20% in June 2017 against 29% in June 2016. As of June 30, 2016, the seller exchange rate was of Ps.16.63 per US$1.00. As of June 30, 2017, Argentina’s country risk decreased by 86 basis points in year-on-year terms, maintaining a high spread vis-à-vis the rest of the countries in the region. The debt premium paid by Argentina was at 432 basis points in June 2017, compared to the 289 basis points paid by Brazil and 193 basis points paid by Mexico.

Our Segments

Private consumption continues to be a significant component of economic activity, although in the past months there has been a slight deceleration in its growth rate. In June 2017, the Consumer Confidence Index (CCI) in Argentina had shown a 1.2% decline as compared to June 2016, and a 23.4% decreased compared to June 2015. Sales in shopping centers in May 2017 reached a total amount of Ps.4,572 million, which represented a 12.3% increase compared to the same month in 2016. Accumulated sales for the first five months of the year totaled Ps.21,101 million and reached a 13.2% percentage variation compared to the same period the previous year.

According to Colliers International, as of March 2017, the A+ and A office inventory increased since 2016, to 1,757,659 sqm. In terms of rental availability, there was a 0.3% increase in the vacancy rate to 4.5% during the second quarter of 2017 compared to the same period the previous year. These values indicate that the market is healthy in terms of its operations, allowing an optimum level of supply with balanced values. By the market segment, class A properties show a vacancy rate of 8.6% for the entire stock, while A+ properties buildings show a vacancy rate of 4.5%.

Compared to the previous quarter, a 3.3% increase in rental prices per square meter was recorded (from US$24.3 per square meter to US$25.1 per square meter). This slight increase shows a 0.3% decrease in rental prices for A+ properties (US$28.8 per square meter in the first quarter of 2017 against US$28.7 per square meter in the fourth quarter of 2016) and a 1.2% decrease in rental prices for A properties (US$23.6 per square meter in the first quarter of 2017 compared to US$23.3 per square meter in the fourth quarter).

E. Off-Balance Sheet Arrangements

As of June 30, 2017, we did not have any off-balance sheet transactions, arrangements or obligations with unconsolidated entities or others that are reasonably likely to have a material effect on our financial condition, results of operations or liquidity.

F. Tabular Disclosure of Contractual Obligations

Contractual obligations

The following table sets forth our contractual obligations as of June 30, 2017. When the applicable interest rate is variable, the amount disclosed has been determined by reference to the existing conditions at the reporting date.

	Payments due by period
	Less than 1 year	Between 1 and 2 years	Between 2 and 3 years	Between 3 and 4 years	More than 4 years	Total(1)
	(in thousands of Ps.)
Borrowings (excluding finance leases liabilities)	787,406	523,845	523,845	523,845	6,748,934	9,107,875
Finance leases	1,598	917	634	—	—	3,149
Operating leases	7,102	4,533	3,113	2,400	44,800	61,948
Derivative financial instruments	4,950	—	—	—	—	4,950
Total	801,056	529,295	527,592	526,245	6,793,734	9,177,922

(1)
Includes accrued and future interest, if applicable.

G. Safe Harbor

See the discussion at the beginning of this Item 5 and the disclosure regarding forward-looking information in the introduction of this annual report for forward-looking safe harbor provisions.

ITEM 6. Directors, Senior Management and Employees

A. Directors and Senior Management

Board of Directors

We are managed by a board of directors. Our bylaws provide that the board of directors will have a number of 6, 9 or 12 of eight and a maximum of 12 regular directors and the same or less alternate directors as specified by the ordinary shareholders meeting with one third renewal each year. The directors are elected by absolute majority vote by our shareholders at a regular shareholders’ meeting for a three-year term and may be reelected indefinitely. Alternate directors will be summoned to act as directors in case of absence, vacancy or demise, until a new director is appointed.

As of the date of this annual report, our board of directors is comprised of nine directors and five alternate directors. The table below contains certain information relating to our directors and alternate directors:

Name	Date of birth	Office held	Date of appointment to the current office	Term in office expires in(1)	Office held since
Eduardo Sergio Elsztain	01/26/1960	Chairman	2015	2018	1994
Saúl Zang	12/30/1945	First Vice-Chairman	2015	2018	2003
Alejandro Gustavo Elsztain	03/31/1966	Executive Vice-Chairman and Chief Executive Officer	2015	2018	2003
Daniel Ricardo Elsztain	12/22/1972	Regular Director and Chief Operating Officer	2015	2018	2004
Fernando Adrián Elsztain	01/04/1961	Regular Director	2015	2018	1998
Leonardo Fabricio Fernández(2)	06/30/1967	Regular Director	2015	2018	2007
Enrique Antonini(2)	03/16/1950	Regular Director	2015	2018	2007
Gastón Armando Lernoud	06/04/1968	Regular Director	2015	2018	2010
Marcos Oscar Barylka(2)	06/29/1945	Regular Director	2015	2018	2006
Juan Manuel Quintana	02/11/1966	Alternate Director	2015	2018	2003
Pablo Daniel Vergara del Carril	10/03/1965	Alternate Director	2015	2018	2006
Salvador Dar’o Bergel	04/17/1932	Alternate Director	2015	2018	2006
Mauricio El’as Wior	10/23/1956	Alternate Director	2015	2018	2006
Gabriel Adolfo Gregorio Reznik	11/18/1958	Alternate Director	2015	2018	2004

(1)
Elected at the Shareholders’ meeting held on October 31, 2015.
(2)
Independent directors, pursuant to Rule 10A-3(b)(1) of the Exchange Act.

The following is a brief biographical description of each member of our board of directors:

Eduardo Sergio Elsztain. Mr. Elsztain has been engaged in the real estate business for more than twenty five years and has served as chairman of our board of directors since 1994. He is chairman of the board of directors of IRSA, Cresud, BrasilAgro, Austral Gold Ltd. and Banco Hipotecario SA, among others. He is also chairman of the board of directors of IDBD Development Corporation Ltd. and Discount Investment Corporation. Mr. Elsztain is also a member of the World Economic Forum, the Council of the Americas, the Group of 50 and Argentina’s Business Association (AEA). He is President of Fundación IRSA, which promotes education initiatives targeting children and young adults; President of TAGLIT—Birthright Argentina; Co-Founder of Endeavor Argentina; and Vice-President of the World Jewish Congress. He is Fernando Adrián Elsztain’s cousin and Alejandro Gustavo Elsztain and Daniel Ricardo Elsztain’s brother.

Saúl Zang. Mr. Zang obtained a law degree from the University of Buenos Aires. He is a member of the International Bar Association and of the Interamerican Federation of Lawyers. He is a founding partner of Zang, Bergel & Viñes Law Firm. Mr. Zang is chairman of the board of directors of Puerto Retiro S.A. and vice-chairman of the board of directors of IRSA, Fibesa S.A. and Cresud, among other companies. He is also a member of the board of directors of Banco Hipotecario S.A., Nuevas Fronteras S.A., BrasilAgro Companhia Brasileira de Propiedades Agr’colas, IDBD Development Corporation Ltd., BACS Banco de Crédito & Securitización S.A., Tarshop S.A. and Palermo Invest S.A., among other companies.

Alejandro Gustavo Elsztain. Mr. Elsztain obtained a degree in agricultural engineering from the University of Buenos Aires. He is currently chairman of the board of directors of Fibesa S.A., and second vice-chairman of the boards of directors of IRSA and Cresud. In addition, he is vice-chairman of the boards of directors of Nuevas Fronteras S.A. and Hoteles Argentinos S.A. He is also a member of the boards of directors of BrasilAgro Companhia Brasileira de Propiedades Agr’colas, Emprendimientos Recoleta S.A. and IDBD Development Corporation Ltd., among other companies. Mr. Alejandro Gustavo Elsztain is the brother of our chairman, Eduardo Sergio Elsztain and of Daniel Ricardo Elsztain. He is also Fernando Adrián Elsztain’s cousin.

Daniel Ricardo Elsztain. Mr. Elsztain obtained a degree in economic sciences from Torcuato Di Tella University and has a master’s degree in business administration. He is also a member of the board of directors of Condor Hospitality Trust. He has been our commercial director since 1998. Mr. Elsztain is Mr. Eduardo Sergio Elsztain’s and Mr. Alejandro Gustavo Elsztain’s brother and Fernando Adrián Elsztain’s cousin.

Fernando Adrián Elsztain. Mr. Elsztain earned an architecture degree from the University of Buenos Aires. He has been engaged in the real estate business as a consultant and as managing officer of a real estate agency. He is chairman of the boards of directors of Llao Resorts S.A., Palermo Invest S.A. and Nuevas Fronteras S.A. He is also a member of the boards of directors of IRSA and Hoteles Argentinos S.A., and alternate director of Banco Hipotecario and Puerto Retiro S.A. He is the cousin of Eduardo Sergio Elsztain, Alejandro Gustavo Elsztain and Daniel Ricardo Elsztain.

Leonardo Fabricio Fernández. Mr. Fernández obtained a law degree from the University of Buenos Aires. He serves as an alternate director on the boards of directors of Disco S.A. and Transportadora de Gas del Norte S.A.

Enrique Antonini. Mr. Antonini holds a law degree from the University of Buenos Aires. He is currently a member of the boards of directors of Banco Mariva S.A. (since 1992) and Mariva Bursátil S.A. (since 1997). He has served as a member of the board of directors of IRSA from 1993 to 2002 and is currently one of its alternate directors. He is a member of the Banking Lawyers Committee (Comité de Abogados Bancarios) of the Bank Association and the International Bar Association.

Gastón Armando Lernoud. Mr. Lernoud obtained a law degree from Universidad del Salvador in 1992. He holds a master’s degree in corporate law from Palermo University. He was an associate at Zang, Bergel & Viñes until June 2002, when he joined us as legal counsel.

Marcos Oscar Barylka. Mr. Barylka obtained a degree in commercial activities from the Gral. San Mart’n School. Mr. Barylka has been involved in the retail and the gastronomy industries for over 35 years, having served as partner, manager and consultant for several companies. Since 2006, Mr. Barylka has served as secretary of the Pele Ioetz Foundation, which provides support to economically and socially vulnerable families.

Juan Manuel Quintana. Mr. Quintana obtained a law degree from the University of Buenos Aires. He is a partner at Zang, Bergel & Viñes. In addition, he serves as alternate director of Nuevas Fronteras S.A. and Emprendimiento Recoleta S.A., among other companies.

Pablo Daniel Vergara del Carril. Mr. Vergara del Carril obtained a law degree from Catholic University where he teaches commercial law and contract law. He also lectures on corporate law, the law of contracts and capital markets for post-graduate programs. He is a member of the Legal Advisory Committee of Cámara de Sociedades Anónimas as well as vice-president of the Antitrust Law Committee of the Buenos Aires Bar Association (Colegio de Abogados de la Ciudad de Buenos Aires). He is a partner at Zang, Bergel & Viñes and a member of the boards of directors of Emprendimiento Recoleta S.A., Nuevas Fronteras S.A. and Banco Hipotecario S.A.

Salvador Dario Bergel. Mr. Bergel obtained a law degree and a doctorate at Universidad del Litoral. He is professor emeritus at University of Buenos Aires and was a founding partner of Zang, Bergel & Viñes. He also serves as an alternate director of Cresud.

Mauricio El’as Wior. Mr. Wior obtained his bachelor’s degrees in economics and accounting, and a master’s degree in finance from Tel Aviv University in Israel. Mr. Wior is currently a member of the boards of directors of Ertach S.A. and Banco Hipotecario S.A. He has held positions at Bellsouth where he was Vice-President for Latin America from 1995 to 2004. Mr. Wior was also Chief Executive Officer of Movicom Bellsouth from 1991 to 2004. In addition, he led the operations of various cellular phone companies in Uruguay, Chile, Peru, Ecuador and Venezuela. He was president of the Asociación Latinoamericana de Celulares (ALCACEL); American Chamber of Commerce in Argentina, and the Israeli-Argentine Chamber of Commerce. He was director of Instituto para el Desarrollo Empresarial de la Argentina (IDEA), Fundación de Investigaciones Económicas Latinoamericanas (FIEL) and Tzedaka.

Gabriel Adolfo Gregorio Reznik. Mr. Reznik obtained a degree in civil engineering from the University of Buenos Aires. He worked for IRSA from 1992 until May 2005. He previously worked for an independent construction company in Argentina. He is a member of the boards of directors of Emprendimiento Recoleta S.A., Puerto Retiro S.A., and Banco Hipotecario S.A., among others.

Employment contracts with our directors

We do not have written contracts with our directors. However, Alejandro G. Elsztain, Fernando A. Elsztain and Daniel R. Elsztain are employed by us under the Labor Contract Law No. 20,744. In addition, our director Gastón Armando Lernoud provides services to us under the corporate services agreement.

Law No. 20,744 governs certain conditions of the labor relationship, including remuneration, protection of wages, hours of work, holidays, paid leave, maternity protection, minimum age requirements, protection of young workers and suspension and termination of the contract.

Executive committee

In conformity with our bylaws, the aspects related to the organization of the decision-making process are the responsibility of an Executive Committee made up of five directors, including our chairman and vice-chairman. The current members of the Executive Committee are Messrs. Eduardo Sergio Elsztain, Saúl Zang, Alejandro Gustavo Elsztain, Fernando Adrián Elsztain and Daniel Ricardo Elsztain.

The Executive Committee is responsible for the daily management of the activities delegated by our board of directors in conformity with applicable laws and our by-laws. Our by-laws authorize the Executive Committee to perform the following functions:

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

Senior management

Senior management performs its duties in accordance with the authorization and under the supervision of our board of directors. The following chart shows information about our current senior management team:

Name	Date of birth	Position	Current position held since
Alejandro Gustavo Elsztain	03/31/1966	Chief Executive Officer	2002
Daniel Ricardo Elsztain	12/22/1972	Chief Operating Officer	2011
Mat’as Iván Gaivironsky	02/23/1976	Chief Financial and Administrative Officer	2016
Juan José Martinucci	01/31/1972	Chief Commercial Officer	2013

The following is a brief biographical description of each of our senior management team:

Alejandro Gustavo Elsztain. See “—Board of Directors.”

Daniel Ricardo Elsztain. See “—Board of Directors.”

Matías Iván Gaivironsky. Mr. Mat’as Gaivironsky obtained a degree in business administration from the University of Buenos Aires. He has a master’s degree in finance from CEMA University. Since 1997 he has served in different positions at Cresud, IRSA and with us, and was appointed Chief Financial Officer in December 2011 and in early 2016 he was appointed as Chief Financial and Administrative Officer. Previously, Mr. Gaivironsky acted as Chief Financial Officer of Tarshop S.A. until 2008.

Juan José Martinucci. Mr. Juan José Martinucci obtained a degree in Business Sciences from Fundación de Altos Estudios, where he graduated as a specialized technician in Strategical Communications. He subsequently attended the Management Development Program at IAE Business School. Mr. Martinucci has worked with our company in different capacities for more than 20 years, from Center Manager at Alto Palermo Shopping to his most recent previous position as Shopping Mall Regional Manager for five years. Since the beginning of 2013 he has served as Chief Commercial Officer.

Supervisory committee

Our Supervisory Committee (Comisión Fiscalizadora) is responsible for reviewing and supervising our administration and operational activities. In addition, it verifies compliance with our by-laws and implementation of the resolutions adopted at shareholders’ meetings. The members of our Supervisory Committee are appointed for a one-year term at the annual meeting of our shareholders. Our Supervisory Committee is composed of three members and three alternate members.

The following table sets forth information about the members of our Supervisory Committee who were elected at the Annual General Ordinary Shareholders’ Meeting held on October 31, 2016. Appointments will expire at the next annual shareholders’ meeting which is expected to be held on or about October 31, 2017.

Name	Date of birth	Office in IRSA CP	Current office held since
José Daniel Abelovich	07/20/1956	Regular Syndic	2005
Marcelo Héctor Fuxman	11/30/1955	Regular Syndic	2010
Noem’ Ivonne Cohn	05/20/1959	Regular Syndic	2010
Sergio Leonardo Kolaczyk	11/28/1964	Alternate Syndic	2011
Roberto Daniel Murmis	04/07/1959	Alternate Syndic	2010
Alicia Graciela Rigueira	12/02/1951	Alternate Syndic	2010

Set forth below is a brief biographical description of each member of our Supervisory Committee:

José Daniel Abelovich. Mr. Abelovich obtained a degree in accounting from the University of Buenos Aires. He is a founding member and partner of Abelovich, Polano & Asociados S.R.L., a member firm of Nexia International, an accounting firm based in Argentina. Formerly, he was manager of Harteneck, López y C’a/Coopers & Lybrand and has served as a senior advisor in Argentina for the United Nations and the World Bank. He is a member, among others, of the supervisory committees of Cresud, IRSA, Hoteles Argentinos, Inversora Bol’var and Banco Hipotecario S.A.

Marcelo Héctor Fuxman. Mr. Fuxman obtained a degree in accounting from the University of Buenos Aires. He is a partner of Abelovich, Polano & Asociados S.R.L., a member firm of Nexia International, an accounting firm based in Argentina. He is also a member, among others, of the supervisory committees of Cresud, IRSA, Inversora Bol’var and Banco Hipotecario S.A.

Noemí Ivonne Cohn. Mrs. Cohn obtained a degree in accounting from the University of Buenos Aires. She is a partner at Abelovich, Polano & Asociados S.R.L., a member firm of Nexia International, an accounting firm based in Argentina, where she works as external auditor. Mrs. Cohn worked in the audit area of Harteneck, Lopez y C’a., Coopers & Lybrand in Argentina and Los Angeles, California. Mrs. Cohn is a member, among others, of the supervisory committees of Cresud and IRSA.

Sergio Leonardo Kolaczyk. Mr. Kolaczyk obtained a degree in accounting from the University of Buenos Aires. He serves at Abelovich, Polano & Asociados S.R.L., a member firm of Nexia International. He is also an alternate member of the supervisory committees of Cresud and IRSA, among other companies.

Roberto Daniel Murmis. Mr. Murmis holds a degree in accounting from the University of Buenos Aires. He is a partner at Abelovich, Polano & Asociados S.R.L., a member firm of Nexia International. He formerly served as an advisor to the Secretariat of Public Revenue (Secretar’a de Ingresos Públicos) of the Argentine Ministry of Economy. Mr. Murmis also is a member of the supervisory committees of Cresud, IRSA, Futuros y Opciones S.A. and Llao Resorts S.A., among other companies.

Alicia Graciela Rigueira. Mrs. Rigueira holds a degree in accounting from the University of Buenos Aires. Since 1998, she has been a manager at Estudio Abelovich, Polano & Asociados S.R.L., a member firm of Nexia International. From 1974 to 1998, Mrs. Rigueira served in different positions at Harteneck, Lopez y C’a., an affiliate of Coopers & Lybrand. Mrs. Rigueira lectured at the School of Economic Sciences of the Lomas de Zamora University (Universidad de Lomas de Zamora).

Audit committee

In accordance with the Argentine Capital Markets Law and the CNV Rules, our board of directors established an audit committee. The primary function of our Audit Committee is to assist our board of directors in performing its duty, including exercising due care, diligence and competence in issues relating to us and our operations, specifically in the enforcement of accounting policies and in the preparation and publication of accounting and financial information, the management of business risk and of internal control systems, the conduct and ethical soundness of our business, the supervision of the integrity of our financial statements, compliance with laws and regulations, assessing the independence and capability of our independent auditor and the performance of the internal audit function by our management team and our external auditors. In addition, the Audit Committee may, at the request of our board of directors, render an opinion as to whether transactions with our related parties involving relevant amounts can be reasonably considered adequate according to normal market conditions. In accordance with applicable rules, our Audit Committee must hold sessions at least with the same frequency required of our board of directors.

The Argentine Capital Markets Law and CNV Rules require that publicly listed companies in Argentina such as us must have an Audit Committee comprised of three members of the board of directors, the majority of which must be independent. Notwithstanding, our Audit Committee is comprised of three independent directors in compliance with the requirements of the SEC.

On February 5, 2016, our board of directors appointed Enrique Antonini, Leonardo Fernández and Marcos Barylka, all of whom are independent board members for purposes of U.S. Securities Law requirements, as members of our Audit Committee. We have a fully independent Audit Committee as per the standard provided in Rule 10(A)-3(b)(1) of the general rules and regulations promulgated under the U.S. Securities Exchange Act.

B. Compensation

Members of the Board of Directors and Executive Committee

The Argentine Companies Law establishes that if the compensation of the members of the board of directors is not established in an entity’s bylaws, it should be subject to approval at the annual shareholders’ meeting. Total compensation of the members of the board of directors, including wages and compensation for technical or administrative permanent activities, cannot exceed 5% of our annual earnings when there are no dividend distributions. When dividends are distributed, compensation may be increased proportionally up to a maximum of 25% of our annual earnings when all profits are distributed. Reductions in dividend distributions resulting from compensation to the board of directors and the Supervisory Committee may not be taken into account when making such calculation.

However, when one or more directors perform special commissions or technical or administrative activities, and there are no earnings to distribute, or they are reduced, the shareholders’ meeting may approve compensation in excess of the above-mentioned limits.

The Argentine Capital Markets Law states that public companies may compensate directors and senior managers that perform special commissions or technical or administrative duties with Company stock options, according to the rules and proceedings established by the CNV. In these cases, the shareholders’ meeting must determine the price of such stock options and the value assigned to them for purpose of determining compensation and compliance with Section 261 of the Argentine Companies Law. Unless otherwise prohibited by the bylaws, the Company may also purchase civil liability insurance for its directors and officers, with respecto to risks inherent to the performance of their duties.

CNV Rules regulate and replicate the preceding dispositions, establishing the procedure to determine compensation in accordance to Section 261 of the Argentine Companies Law, limiting it to 5% of anual earnings when all profits are distributed, and gradually incresasing this limit in proportion to profit distribution, in accordance to Annex I, Chapter 3, Title II of the CNV Rules. The Rules also state that, when one or more directors perform special commissions or technical or administrative duties, there are reduced or inexistent profits and there arises the need to exceed the limits set by Section 261, said action must be included as a special ’tem on the agenda of the ordinary shareholders’ meeting.

The compensation of our directors for each fiscal year is determined pursuant to the Argentine Companies Law the Argentine capital markets law, the CNV Rules and taking into consideration if the directors perform technical or administrative activities and our fiscal year’s results. Once the amounts are determined, they are considered at the shareholders’ meeting. We do not enter into employment agreements with our directors nor do we provide stock option plans or any other compensation for our board members other than as described above.

At our annual ordinary shareholders’ meeting held on October 31, 2016, the shareholders resolved to pay aggregate compensation of Ps.108.7 million to the members of the board of directors for all services rendered during the fiscal year ended June, 2016.

Supervisory Committee

The shareholders’ meeting held on October 31, 2016, approved payment of an aggregate compensation of Ps.0.6 million to the members of the Supervisory Committee for services rendered during the fiscal year ended June 30, 2016.

Senior management

Our senior managers are paid a fixed amount that is determined on the basis of their experience, competencies and background. Senior management is also paid an annual bonus that varies depending on the performance of each individual and on the results of our operations. For the year ended June 30, 2017, our senior management team, including members of our board of directors, were paid an aggregate compensation of Ps.29.8 million.

Audit committee

The members of our Audit Committee do not receive compensation other than fees for their services as members of the board of directors.

Defined contribution plan

We have a defined contribution plan covering the members of our management team. The Plan became effective on January 1, 2006. Employees may begin participation voluntarily on monthly enrollment dates. Participants may make pre-tax contributions to the Plan of up to 2.5% of their monthly salary, or the “Base Contributions”, and pre-tax contributions of up to 15% of their annual bonuses, or “Extraordinary Contributions”. Under the Plan, we match employee contributions to the plan at a rate of 200% for Base Contributions and 300% for Extraordinary Contributions. Contribution expense was Ps.11.8 million, Ps.8.1 million and Ps.4.2 million for the fiscal years ended June 30, 2017, 2016 and 2015, respectively. Employee contributions are held in a mutual fund. Contributions we make on behalf of our employees are held temporarily in a company account until the trust is set up. Individual participants may direct the trustee to invest their accounts in authorized investment alternatives. Participants or their assignees, as the case may be, may have access to 100% of our contributions under the following circumstances:

1. ordinary retirement in accordance with applicable labor regulations;

2. total or permanent incapacity or disability; or

3. death.

In case of resignation or unjustified termination, the beneficiary may redeem the amounts contributed by us only if he or she has participated in the Plan for at least five years.

Incentive plan for employees

Certain of our employees may elect to participate in IRSA’s incentive plan. Under this plan, up to 1% of IRSA’s shareholders’ equity was allocated mainly as compensation for the benefit of our and IRSA’s executive officers and key employees upon the termination of their labor relationships for one of the causes described below.

The board of directors invited executive officers and key employees to participate as beneficiaries and their decision to join was voluntary. Under the plan’s framework, share-based contributions by IRSA for executive officers and key employees were calculated based on the annual bonus for the years 2011, 2012, 2013. Participants or their successors in interest will have access to 100% of the benefits in the following events:

●
if an employee resigns or is dismissed without cause provided that, five years have elapsed from the moment of each contribution;

●
retirement;

●
total or permanent disability; or

●
death.

For fiscal year 2014, the plan contemplated an extraordinary award consisting of freely available stock payable in a single occasion.

In addition, IRSA granted a bonus to all personnel with more than two years of seniority and who do not participate in the plan consisting of a number of shares equivalent to their compensation for the month of June 2014.

On June 26, 2017, the General Ordinary and Extraordinary Shareholders’ Meeting approved the implementation of a new incentive plan for directors, management and employees based on the granting of shares for the long-term remuneration of its executives, directors and employees, which accomplish certain requirements in terms of seniority and internal category. For this reason, it was agreed that the funds allocated to this program will be based in part on the shares to be issued as a result of the capital increase approved at the Shareholders’ Meeting, in the amount of up to 4,444,444 shares resulting from the capital increase, in compliance with the provisions of current legislation which establishes that the cumulative total of shares issued for this purpose may not exceed 10 percent of the capital stock. As informed on July 21, 2017, the Company we have discontinued capital increase until otherwise decided.

We will comply with the maximum holding periods for our common shares in treasury mandated by Section 67 of the Capital Markets Law. Our board of directors will, in accordance with the shareholders’ meeting, determine how the shares allocated to the plan will be issued and paid for, subject to CNV approval.

Compensation committee

We do not have a compensation committee.

C. Board practices

For information about the date of expiration of the current term of office and the period during which each director has served in such office see “—Board of Directors” and “—Senior Management.”

Benefits upon termination of employment

There are no contracts providing for payment of benefits or compensation to members of our board of directors if they are not re-appointed to a new term as director. In addition, upon their termination members of our senior management team are entitled only to the compensation and benefits described under “—Board of Directors” and “—Senior Management” and “—Incentive Plan for Employees.”

Audit committee

In accordance with the Capital Markets Law, and the CNV Rules, our board of directors established an audit committee. See “—Board of Directors” and “—Audit Committee” for further details regarding the functions of our Audit Committee.

Compensation Committee

There is no compensation committee.

 D. Employees

As of June 30, 2017 we had 947 employees, of which 453 are subject to collective bargaining agreements. We believe that we have good relations with our employees. We subcontract certain operational functions related to our business to third parties primarily through tender processes for construction of development projects and for the provision of security, maintenance and cleaning services related to our shopping malls and office properties.

The following table shows the number of employees as of the indicated dates:

	Fiscal year ended June 30,
	2017	2016	2015
IRSA Propiedades Comerciales S.A.(1)	808	823	827
Emprendimiento Recoleta S.A.	29	30	29
Fibesa S.A.	20	20	22
Panamerican Mall S.A.	69	69	71
Arcos del Gourmet S.A.	7	6	8
Nuevo Puerto Santa Fe S.A.	14	16	16
Total	947	964	973

(1) In January 2014 we assigned administrative employees to Cresud under our Agreement for the Exchange of Corporate Services. For further information, see “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions.” In April and May 2015, the employees assigned to IRSA related to operation of buildings and IRSA’s Real Estate division were transferred to us as part of the transferred office assets that was completed on December 22, 2014. In June 2015, the employees assigned to Cresud under the Joint Administrative Services Agreement were transferred to us.

E. Share Ownership

The following table sets forth the amount and percentage ownership of our common shares beneficially owned by our directors, members of our senior management and members of our Supervisory Committee, as of June 30, 2017.

Share ownership
Name	Position	Amount	(%)
(in thousands)
Directors
Eduardo Sergio Elsztain(1)	Chairman	119,222	94.6
Saúl Zang	First Vice-Chairman	—	—
Alejandro Gustavo Elsztain	Executive Vice-Chairman / Chief Executive Officer	151	*
Daniel Ricardo Elsztain	Director / Chief Operating Officer	—	—
Fernando Adrián Elsztain	Director	—	—
Leonardo Fabricio Fernández	Director	—	—
Enrique Antonini	Director	—	—
Gastón Armando Lernoud	Director	2	*
Marcos Oscar Barylka	Director	—	—
Pablo Daniel Vergara del Carril	Alternate Director	3	—
Salvador Dar’o Bergel	Alternate Director	—	—
Mauricio El’as Wior	Alternate Director	—	—
Gabriel A.G. Reznik	Alternate Director	—	—
Juan Manuel Quintana	Alternate Director	—	—
Senior Management
Mat’as Gaivironsky	Chief Financial and Administrative Officer	1	*
Juan José Martinucci	Chief Commercial Officer	—	—
Supervisory Committee
José Daniel Abelovich	Member	—	—
Marcelo Héctor Fuxman	Member	—	—
Noemi Cohn	Member	—	—
Sergio Leonardo Kolaczyk	Alternate Member	—	—
Roberto Daniel Murmis	Alternate Member	—	—
Alicia Graciela Rigueira	Alternate Member	—	—

*
Less than 1%.

(1) Mr. Eduardo Sergio Elsztain, chairman of our board of directors, beneficially owns, as of June 30, 2017, 154,557,259 common shares of Cresud representing 30.8% of its total share capital. Although Mr. Elsztain does not own a majority of the common shares of Cresud, he is its largest shareholder and exercises substantial influence over Cresud. Cresud, as of June 30, 2017, owned 63.4% of IRSA’s common shares. If Mr. Elsztain were considered to control Cresud due to his significant influence over it, he would be considered to be the beneficial owner of 63.4% of IRSA’s common shares (includes (i) 366,869,183 common shares beneficially owned by Cresud, and (ii) 900 common shares owned directly by Mr. Elsztain). Therefore, IRSA, as of June 30, 2017 owns 94.6% of our common shares. If Mr. Elsztain were considered the beneficial owner of 63.4% of IRSA, he would be the beneficial owner of 94.6% of our common shares through IRSA.

Option Ownership

No options to purchase common shares have been granted to our directors, senior managers, members of our Supervisory Committee or our Audit Committee.

Employee Participation in our share capital

There are no arrangements for involving our employees in our capital stock or related to the issuance of options, common shares or securities, other than those described under the following sections: (i) “—Compensation” and (ii) “—Incentive Plan for Employees.”

ITEM 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

Information about Major Shareholders

Share Ownership, as of June 30, 2017

The following table sets forth information regarding ownership of our capital stock by each person known to us to own beneficially at least 5% of our common shares, the ANSES and all our directors and officers as a group, as of June 30, 2017:

	Share ownership as of June 30, 2017
	Number of common shares(in thousands)	Actual(%)(1)
IRSA(3)	119,222	94.6
Directors and officers excluding Eduardo Sergio Elsztain(2)	156	0.1
ANSES	1,739	1.4
Total	121,117	96.1

(1) Figures may not add up due to rounding.
(2) Includes only direct ownership of our directors and senior management, other than Mr. Elsztain. Information as of June 30, 2017.
(3) Mr. Eduardo Sergio Elsztain, chairman of our board of directors, beneficially owned, as of June 30, 2017, 154,557,259 common shares of Cresud representing 30.8% of its total share capital. Although Mr. Elsztain does not own a majority of the common shares of Cresud, he is its largest shareholder and exercises substantial influence over Cresud. Cresud, as of June 30, 2017, owned 63.4% of IRSA’s common shares. If Mr. Elsztain were considered to control Cresud due to his significant influence over it, he would be considered to be the beneficial owner of 63.4% of IRSA’s common shares (includes (i) 366,869,183 common shares beneficially owned by Cresud, and (ii) 900 common shares owned directly by Mr. Elsztain). Therefore, IRSA, as of June 30, 2017 owns 94.6% of our common shares. If Mr. Elsztain were considered the beneficial owner of 63.4% of IRSA, he would be the beneficial owner of 94.6% of our common shares through IRSA.

Through its ownership of our common shares, IRSA currently has voting control over us and the power to direct or influence the direction of our management and policies. IRSA is an Argentine real estate company engaged in a range of real estate activities. IRSA’s common shares are listed and traded on ByMA and on the New York Stock Exchange.

As of June 30, 2017, Cresud owned 63.4% of IRSA’s common shares. Cresud is a leading Argentine producer of basic agricultural products. Cresud’s common shares are listed and traded on ByMA and on NASDAQ.

Mr. Eduardo Sergio Elsztain is the chairman of our board of directors, and the beneficial owner of (i) 154,462,970 common shares of Cresud held by IFISA, and (ii) 94,289 common shares held directly by him, representing 30.8% of the total share capital of Cresud. Although Mr. Elsztain does not own a majority of the common shares of Cresud, he is its largest shareholder and exercises substantial influence over Cresud.

In addition, as of June 30, 2017, Cresud owned 63.4% of IRSA’s common shares. If Mr. Elsztain were considered to control Cresud due to his significant influence over it, he would be considered to be the beneficial owner of 63.4% of IRSA’s common shares, including (i) 366,869,183 common shares beneficially owned by Cresud and (ii) 900 common shares owned directly by Mr. Elsztain. Therefore, IRSA currently owns 94.6% of our common shares. If Mr. Elsztain were considered to be the beneficial owner of 63.4% of IRSA, he would be the beneficial owner of 94.6% of our common shares.

Changes in Share Ownership

	Share Ownership as of June 30,
Shareholder	2017	2016	2015	2014	2013
IRSA (1)	94.6%	94.6%	95.8%	95.7%	95.7%
Directors and officers	0.1%	0.1%	0.1%	0.1%	0.1%
ANSES	1.4%	1.4%	1.4%	1.4%	1.4%

(1) Mr. Eduardo Sergio Elsztain, chairman of our board of directors was, as of June 30, 2017, the beneficial owner of 154,557,259 common shares of Cresud representing 30.8% of its total share capital. Although Mr. Elsztain does not own a majority of the common shares of Cresud, he is its largest single shareholder and exercises significant influence over Cresud. Cresud as of June 30, 2017 owned 63.4% of IRSA’s common shares. If Mr. Elsztain were considered to control Cresud due to his significant influence over it, he would be considered to be the beneficial owner of 63.4% of IRSA’s common shares (includes (i) 366,869,183 common shares beneficially owned by Cresud, and (ii) 900 common shares owned directly by Mr. Elsztain). Therefore IRSA, as of June 30, 2017 owned 94.6% of our common shares. If Mr. Elsztain were considered the beneficial owner of 63.4% of IRSA, he would be the beneficial owner of 94.6% of our common shares through IRSA.

Differences in Voting Rights

Our major shareholders do not have different voting rights.

Arrangements for change in control

There are no arrangements that may at a subsequent date result in a change in control.

Securities held in the host country

As of June 30, 2017, we had 126,014,050 common shares issued and outstanding of which 123,046,650 (or 97.6%) were held in Argentina. As of June 30, 2017, we had 741,850 ADS outstanding (representing 2,967,400 of our common shares, or 2.4% of all of our total common shares issued and outstanding). As of such date, we had eight registered holders of our ADS in the United States.

B. Related Party Transactions

We enter into transactions with related parties on an arm’s-length basis. A related party transaction is any transaction entered into directly or indirectly by us or any of our subsidiaries that is material based on the value of the transaction to (a) us or any director, officer or member of our management or shareholders; (b) any entity in which any such person described in clause (a) is interested; or (c) any person who is connected or related to any such person described in clause (a).

Leases for space at our offices and shopping malls

IRSA and Cresud rent office space for their executive offices located at the Intercontinental Plaza tower at Moreno 877 in the Autonomous City of Buenos Aires, which we have owned since December 2014. They also rent space that we own at the Abasto Shopping.

The offices of Eduardo Sergio Elsztain, the chairman of our board of directors and our controlling shareholder are located at 108 Bolivar, in the City of Buenos Aires. The property has been rented to Isaac Elsztain e Hijos S.A., a company controlled by family members of Mr. Elsztain, and to Hamonet S.A., a company controlled by Fernando A. Elsztain, one of our directors, and members of his family.

●
In addition, Tarshop S.A., BACS Banco de Crédito y Securitización S.A., BHN Sociedad de Inversión S.A., BHN Seguros Generales S.A. and BHN Visa S.A. rent offices owned by us in different buildings.

●
Furthermore, we also let various spaces in our shopping malls (stores, stands, storage space or advertising space) to third parties and related parties such as Tarshop S.A. and Banco Hipotecario S.A.

Lease agreements entered into with associates have included similar provisions and amounts to those included in agreements with third parties.

Agreement for the exchange of corporate services with Cresud and IRSA

Considering that each of IRSA, Cresud and us have operations that overlap to a certain extent, our board of directors deemed it advisable to implement alternatives designed to reduce certain fixed costs of our combined activities and to mitigate their impact on our operating results while seizing and optimizing the individual efficiencies of each of them in the different areas comprising the management of operations.

To such end, on June 30, 2004, a Master Agreement for the Exchange of Corporate Services, or the “Frame Agreement,” was entered into between IRSA, Cresud and us, which was amended several times to bring it in line with evolving operating requirements. The goal of the amendment is to increase efficiency in the distribution of corporate resources and reduce operating costs. The agreement had an initial term of 24 months and is renewable automatically for equal periods, unless it is terminated by any of the parties upon prior notice.

The Frame Agreement currently provides for the exchange and sharing of services among the following areas: Human Resources, Finance, Institutional Relations, Administration and Control, Insurance, Security, Agreements, Technical Tasks, Infrastructure and Services, Procurement, Architecture and Design, Development and Works, Real Estate, Hotels, Board of Directors, Board of directors of Real Estate Business, General Manager Office, Board Safety, Audit Committee, Real Estate Business Management, Human Resources of Real Estate Business, Fraud Prevention, Internal Audit and Agricultural Investment Management.

Pursuant to the Frame Agreement, we IRSA and Cresud hired Deloitte & Co., an external consulting firm, to review and evaluate semi-annually the criteria used in the process of liquidating the corporate services, as well as the basis for distribution and source documentation used in the process indicated above, by means of a half-yearly report.

The operations indicated above allow both IRSA and Cresud to keep our strategic and commercial decisions fully independent and confidential, with cost and profit apportionment allocated on the basis of operating efficiency and equity, without pursuing individual economic benefits for any of the related companies.

Special reimbursement with different payment methods

We and our related parties undertake different commercial actions and promotions intended to promote customer traffic and consumption at our shopping malls. Certain promotions are offered on specific dates or periods, offering different types of discounts to clients and/or interest-free financing plans. We and our related parties entered into agreements with various financial entities and/or related parties, such as Banco Hipotecario S.A. and Tarshop S.A.

These agreements generally establish different reimbursement rates for customers that purchase in all the shops that are part of the network using the payment methods specified by each financial entity and, in certain circumstances, additional financing plans with zero interest rates. The costs of the reimbursements given to the customers generally are distributed proportionally among the tenants of the shops and the financial entities, while the cost of the financing at a zero interest rate is assumed by the financial entities. We and our related parties act as intermediaries, ensuring that the tenants adhere to the plan and advertising of these promotions. These activities do not generate any cash or transfer of income or cost between us and our related parties.

Hospitality services

We and our related parties hire, on certain occasions, hotel services and lease conference rooms for events held at Nuevas Fronteras S.A., Hoteles Argentinos S.A. and Llao Resorts S.A., subsidiaries of IRSA, all on arm’s-length terms and conditions.

Financial and service operations

We work with several financial entities in Argentina for operations including, but not limited to, credit, investment, purchase and sale of securities and financial derivatives. Such entities include Banco Hipotecario S.A. and its subsidiaries. Furthermore, Banco Hipotecario S.A. and BACS Banco de Crédito y Securitización S.A. usually act as underwriters in capital market transactions we undertake.

Donations granted to Fundación IRSA and Fundación Museo de los Niños

Fundación IRSA is a non-profit charity that seeks to support and generate initiatives concerning education, the promotion of corporate social responsibility and the entrepreneurial spirit of young adults. It carries out corporate volunteer programs and fosters donations from our employees. The main members of Fundación IRSA’s board of directors are: Eduardo S. Elsztain (President); Saúl Zang (Vice-President I); Alejandro Elsztain (Vice-President II); and Mariana C. de Elsztain (Secretary). It finances its activities with donations from us, IRSA, Cresud and other related companies.

On October 31, 1997, we entered into an agreement with Fundación IRSA whereby 3,800 square meters of the developed area at Abasto Shopping was granted under a gratuitous bailment agreement for a term of 30 years. Subsequently, on October 29, 1999, Fundación IRSA assigned free of cost all the rights of use over such store and its respective obligations to Fundación Museo de los Niños. On November 29, 2005, we signed another agreement with Fundación Museo de los Niños granting under gratuitous bailment 2,670 square meters of the developed area at Alto Rosario shopping mall for a term of 30 years.

Fundación Museo de los Niños has used these spaces to set up Abasto Shopping and Museo de los Niños and Rosario, two interactive learning centers intended for children and adults. Both agreements establish the payment of common charges and direct expenses related to the services performed by these stores must be borne by Fundación Museo de los Niños.

Borrowings

In the normal course of our activities, we enter into diverse loan agreements or credit facilities between the related companies and/or other related parties. These loans accrue interest at prevailing market rates.

Line of credit granted to IRSA

On June 25, 2014, we increased to US$60.0 million an existing credit line we extended to IRSA that was due to expire on June 25, 2015, which was priced at the one-year LIBOR rate plus 3.0%. Under this credit line, we and any of our subsidiaries were the lenders and IRSA and/or its subsidiaries (but excluding our subsidiaries) were the borrowers. In June 2015, the line of credit was renewed for an additional year and, on July 5, 2016, the credit line was increased to US$120.0 million, the interest rate was set at 9% per annum and the maturity further extended to June 24, 2017. This revolving credit facility expired on June 24, 2017. As of the date of this annual report, IRSA had cancelled all its obligations under this line of credit.

Purchase of financial assets

We usually invest excess cash in several instruments that may include those issued by related companies, acquired at issuance or from unrelated third parties through secondary market deals.

Investment in mutual funds of BACS Administradora de Activos S.A., S.G.F.C.I.

We invest from time to time our liquid fund in mutual funds managed by BACS Administradora de Activos S.A. S.G.F.C.I., which is a subsidiary of Banco Hipotecario, among other entities.

Legal services

We hire legal services from Estudio Zang, Bergel & Viñes, in which Saúl Zang, Salvador D. Bergel, Juan Manuel Quintana and Pablo Vergara del Carril are partners. Mr. Zang is a member of our board of directors and that of our related companies. Mr. Bergel, Mr. Quintana and Mr. Vergara del Carril serve as alternate members of our board of directors.

Property purchase—sale

In the ordinary course of business, we may acquire from or sell to our related parties certain real estate properties used for rental purposes or otherwise, subject to our Audit Committee’s approval. The Audit Committee must render an opinion as to whether the terms of these transactions can reasonably be expected to have been obtained by us in a comparable transaction in arm’s-length dealings with a non-related party. In addition, if the Audit Committee so requires, valuation reports by independent specialist third parties must be obtained.

Acquisition of investment properties from IRSA

On December 22, 2014, we acquired from IRSA 83,789 square meters of its premium office portfolio including the buildings República, Bouchard 710, Della Paolera 265, Intercontinental Plaza and Suipacha 652 and the “Intercontinental II” plot of land in order to consolidate assets for the main corporate purpose to develop and operate commercial properties in Argentina. Based on third-party appraisals, the total purchase price of the transaction was US$308.0 million, which has been fully paid as of June 30, 2016.

On April 7, 2016, we acquired from IRSA 16,012 square meters covering 14 floors and 142 garages in a building to be developed in the area of Catalinas, City of Buenos Aires. The price of the transaction was established based on two components: a “determined” or fixed part equal to Ps.455.7 million corresponding to the price of the land acquired based on the number of square meters of the plot, which has been fully paid, and a “determinable” component, where IRSA will transfer to us the real cost per square meter of the construction. Our Audit Committee had no objections with respect to this transaction.

Transfer of tax credits

Sociedad Anónima Carnes Pampeanas S.A. (a company controlled by Cresud) and Cresud, assigned credits to us and other related parties corresponding to value added tax export refunds related to such companies’ business activity.

For further information regarding related party transactions see Note 36 to our Audited Financial Statements.

C. Interests of Experts and Counsel

This section is not applicable.

ITEM 8. Financial Information

A. Consolidated Statements and Other Financial Information

See Item 18 for our consolidated financial statements.

Legal or Arbitration Proceedings

Arcos del Gourmet

Injuction order

In December 2013, the Judicial Branch confirmed an injunction order that suspended the opening of the Shopping Mall on the grounds that it did not have certain government permits in the context of two legal proceedings, where a final decision has been rendered for Arcos.

The plaintiff filed a petition for the continuation of the preliminary injunction by means of an extraordinary appeal of unconstitutionality which was denied by the lower and appellate courts; consequently, it filed an appeal with the Supreme Court of Justice of the Autonomous City of Buenos Aires, which referred the proceedings to the Court of Appeals for re-consideration of certain parameters related to green areas, as established by the lower court.

Nowadays, the Distrito Arcos Shopping Mall is open to the public and operating normally.

Concession Status order

The Argentine government issued Executive Order 1723/2012, whereby several plots of land located in prior rail yards of Palermo, Liniers and Caballito were designated for development and urbanization projects.

In this respect and as part of several measures related to other licensed persons and/or concessionaires, IRSA Propiedades Comerciales was notified, of Resolution 170/2014 revoking of the Contract for Readjustment of the Concession of Rights of use and Development number AF000261 issued by the Agencia de Administración de Bienes del Estado (State Assets Administration Office, or AABE in Spanish).

It should further be pointed out that such measure:

(i) has not been adopted due to noncompliance of Arcos.
(ii) to the date of these consolidated financial statement has not involved the interruption of the commercial development or operation of the shopping mall, which continues to operate under normal conditions;

Notwithstanding the foregoing, Arcos del Gourmet S.A. has filed the relevant administrative resources (appeal) and has also filed a judicial action requesting that the revocation of such concession be overruled and has concurrently brought an action for determination of lease rental payments as a result of which it is making judicial depositsof the monthly rental payments. To date, the administrative remedy has been waived (by operation of law since judicial proceedings have been commenced), the State answered the complaint in the case where the parties contest the admissibility of the order revoking the concession, and the complaint has already been served and we are awaiting the answer from Trenes Argentinos.

Other litigation

On December 7, 2012, we notified the Argentine Antitrust Authority of the acquisition of 50% of the common shares of EHSA, which owns 50% of the common shares of La Rural, which operates a convention mall (Predio Ferial de Palermo); on July 25, 2017 the transaction was approved by the Argentine Antitrust Authority. See “Item 3. Key Information—Risk Factors—Risk Relating to Our Business—Our business is subject to extensive regulation and additional regulations may be imposed in the future.”

Dividend Policy

Pursuant to Argentine Companies Law, the distribution and payment of dividends to shareholders is valid only if they result from realized net earnings of the company pursuant to annual financial statements approved at the annual meeting of shareholders. The amount and payment of dividends are also subject to approval by our shareholders at our annual ordinary shareholders’ meeting by the affirmative vote of a majority of the shares entitled to vote at the meeting.

Pursuant to Argentine law and our by-laws, net and realized profits for each fiscal year are allocated as follows:

●
5% of net profits is allocated to our legal reserve, until such reserve amounts to 20% of our capital stock;

●
a certain amount determined at a shareholders’ meeting is allocated to the compensation of our directors and the members of our Supervisory Committee; and

●
additional amounts are allocated to the payment of dividends, optional reserve, or to fund reserves for any other purpose as determined by our shareholders.

According to rules issued by the CNV and our bylaws, cash dividends must be paid to shareholders within 30 days of the resolution approving their distribution. In the case of dividends payable in form of additional shares, the shares must be delivered to shareholders within three months of the annual meeting of our shareholders that approved them.

The following table illustrates the total and per share amounts paid as dividends on each fully paid-in share for the fiscal years mentioned. The amounts stated in Pesos correspond to nominal Pesos on their respective dates of payment. See “Item 3. Key Information—Local Exchange Market and Exchange Rates.”

Fiscal year	Cash dividends	Total per share(1)
	(Ps.)	(Ps.)
2014	407,522,074	3.2339
2015	437,193,000	3.4694
2016	283,580,353	2.2504
2017(2)	770,000,000	6.1104

(1) On November 30, 2016, we changed the par value of our common shares from Ps.0.10 to Ps.1.00 per share. The aforementioned change was taken into account in the presentation of the date in the table.
(2) An interim dividend was paid on April 25, 2017.

  B. Significant changes

Shareholders‘ Meeting:

Our 2017 annual meeting of shareholders has been called for October 31, 2017, in order to consider, among others:
(i) treatment and allocation of net income for the fiscal year ended June 30, 2017;
(ii) consideration of payment of a cash dividend for up to Ps.680 million in addition to the interim dividends for Ps.310 million approved by the shareholders’ meeting dated april 5, 2017;
(iii) treatment of amounts paid as personal assets tax levied on the shareholders;
(iv) renewal of delegation of powers conferred to the Board of Directors in order to determine the time and currency of issuance and further terms and conditions governing the issue of notes under the US$500,000,000 global note program currently in effect, as approved by the shareholders’ meetings dated October 31, 2011, March 26, 2015 and October 30, 2015 and its increase by an additional amount of US$100,000,000 as approved by the shareholders’ meeting dated October 30, 2015 and October 31, 2016;
(v) ratification of delegation of powers conferred in connection with the capital increase and related matters resolved at the shareholders’ meeting dated june 26, 2017;
(vi) consideration of amendment to article sixteen of the bylaws regarding the quorum required to hold board meetings with directors present by remote communication means;
(vii) authorizations for carrying out registration proceedings relating to this shareholders’ meeting before the CNV and the Argentine Superintendency of Corporations; and
(viii)  appointment of regular and alternate board members for the statutory term in order to implement the election by thirds. In this sense, the proposal is to designate Eduardo Sergio Elsztain, Saúl Zang, Alejandro Gustavo Elsztain, Fernando Adrián Elsztain and Daniel Ricardo Elsztain as regular non independant directors and Enrique Antonini, Leonardo Fernández, Marcos Oscar Barylka and Isela Constantini as regular independant directors. Set forth below is a brief biographical description of Isela Constantini, the new proposed independant director for the Company:

Isela Constantini. Isela holds a degree in Social Communication from the Catholic University of Curitiba, Brazil and holds an MBA in Marketing and International Business from Loyola University Chicago. She did most of her career in Brazil and the United States of America. She worked for General Motors for 17 years in different positions and in different countries. Her last position was as President of General Motors for Argentina, Uruguay and Paraguay until the end of 2015. In 2016 she served as president of Aerolíneas Argentinas and Austral. In 2014 and 2015 she was appointed president of Adefa. In 2013 she was ranked among the 50 most powerful women in business by Fortune magazine. She was recognized CEO of the year by PwC in 2015 and E&Y in 2016. She received the Merco (Clarín) award of business reputation (# 4) in 2016 and the business leader award by Universidad Siglo XXI in 2017. Today she works in advising the Group ST. And she is a member of the board of the Food Bank, CIPPEC and Hawksbill Consulting Group.

ITEM 9. The Offer and Listing

A. The offer and listing details

The following summary provides information concerning our share capital and briefly describes all material provisions of our bylaws and the Argentine Corporation Law.

Stock Exchanges in which our securities are listed

Our common shares are listed on ByMA, the successor to Merval, under the ticker “IRCP.” ADSs representing our common shares are listed on the NASDAQ Global Market under the ticker “IRCP.” Our outstanding capital stock consists of Ps.126,014,050 represented by 126,014,050 common shares of Ps.1.00 face or nominal value per share, with one vote per share. All of the common shares are validly issued, fully paid and non-assessable.

Price history of our stock

Our common shares are listed and traded on ByMA under the ticker “IRCP”. The shares have been listed on ByMA and its predecessor, Merval, since March 26, 1996. Each ADS represents four common shares. ADS are listed and traded on the NASDAQ Global Market under the symbol “IRCP”. The ADS were listed on the NASDAQ on November 15, 2000, acting as depository of the ADS. The following chart shows, for the period indicated, the maximum and minimum closing listed prices of our common shares on the ByMA and of our ADS on the NASDAQ.

	ByMA			NASDAQ
	Ps. per share(1)			US$ Per ADS
	Share Volume	High	Low	ADS Volume	High	Low
Fiscal Year 2013
1st Quarter	5,871	22.50	20.00	99,866	15.74	12.15
2nd Quarter	90,077	28.00	22.55	188,528	17.00	15.00
3rd Quarter	17,519	34.00	27.50	156,742	17.73	13.78
4th Quarte	11,772	34.00	30.00	127,352	16.50	13.68
Annual	125,239	34.00	20.00	572,488	17.73	12.15
Fiscal Year 2014
1st Quarter	11,197	41.00	31.50	102,359	19.27	15.78
2nd Quarter	12,974	55.00	45.00	175,356	23.40	18.85
3rd Quarter	18,962	54.00	41.00	141,499	23.30	15.30
4th Quarter	9,884	53.00	41.20	110,745	22.52	17.40
Annual	53,017	55.00	31.50	529,959	23.40	15.30
Fiscal Year 2015
1st Quarter	17,546	80.00	47.50	80,099	23.00	19.75
2nd Quarter	24,189	77.00	58.00	78,402	23.00	17.95
3rd Quarter	9,817	89.00	60.00	81,134	38.00	22.60
4th Quarter	22,237	95.00	87.00	46,710	35.00	29.00
Annual	73,789	95.00	47.50	286,345	38.00	17.95
Fiscal Year 2016
1st Quarter	28,119	120.00	90.00	49,801	35.00	24.75
2nd Quarter	14,195	135.00	109.00	338,943	39.00	28.76
3rd Quarter	19,607	128.00	100.00	207,474	37.00	31.75
4th Quarter	34,857	144.00	127.00	227,759	39.80	36.51
Annual	96,778	144.00	90.00	823,977	39.80	24.75
Fiscal Year 2017
1st Quarter	36,716	175.00	136.00	49,981	44.70	36.00
2nd Quarter	142,042	190.50	159.70	88,834	48.00	41.88
3rd Quarter	9,118	173.00	160.00	74,345	46.01	41.46
4th Quarter	28,359	233.00	162.00	215,833	57.00	43.50
Annual	216,235	233.00	136.00	428,993	57.00	36.00
Fiscal Year 2018
1st Quarter	21,759	260.00	224.00	93,918	61.50	52.00
July 2017	11,567	259.00	228.00	25,020	61.50	52.00
August 2017	9,330	250.0	224.00	60,798	57.89	54.20
September 2017	862	260.00	244.00	8,100	58.00	57.00
October (through October 9, 2017)	919	255.00	250.00	1,372	58.49	58.46

(1)
On November 30, 2016, we changed the par value of our common shares from Ps.0.10 to Ps.1.00 per share. The aforementioned change was taken into account in the presentation of the date in the table

Source: Bloomberg

Due to the aggregate ownership of approximately 94.61% as of June 30, 2017 by our principal shareholder, the liquidity of our common shares is restricted and may frequently cause our stock not to be traded daily.

B. Plan of Distribution

This section is not applicable.

C. Markets

Argentine Securities Markets

In December 2012, the Argentine government enacted the new Capital Markets Law, which sets out the rules governing capital markets, its participants, and the rules by which securities traded therein are subject to regulation and monitoring by the CNV. On September 5, 2013, the CNV enacted the CNV Rules that regulate the enforcement of the Capital Markets Law for issuers of securities, with regard to initial public offerings and reporting obligations.

Substantially all provisions of Decree No. 677/2011, were incorporated into the Capital Markets Law and the CNV Rules. The Capital Markets Law sets forth the following key goals and principles:

●
Promoting the participation of small investors, employee unions, industry groups and trade associations, professional associations and all public savings entities in the capital markets, promoting mechanisms designed to promote domestic savings and channel such funds toward the development of production;

●
Strengthening mechanisms to prevent abuses and protect small investors;

●
Promoting access to the capital market by small and medium-sized companies;

●
Using state-of-the-art technology to foster creation of an integrated capital market through mechanisms designed to achieve interconnection of computer systems among trading markets; and

●
Encouraging simpler trading procedures available to users to increase liquidity and competitiveness to develop favorable conditions for transaction execution.

The CNV is a self-administered agency of the Argentine Government with jurisdiction covering the territory of Argentina, governed by the provisions of the Capital Markets Law, and the CNV Rules among other related statutory regulations. The relationship of the CNV and the Argentine Executive branch is maintained through the Ministerio de Finanzas (Ministry of Finance), which hears any appeals filed against decisions made by the CNV, notwithstanding any other legal actions and remedies contemplated in the Capital Markets Law.

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

Before offering securities to the public in Argentina, an issuer must meet certain requirements established by the CNV with regard to its assets, operating history and management. Only securities offerings approved by the CNV may be listed on a stock exchange. However, CNV approval does not imply certification as to the quality of the securities or the solvency of the issuer issuers of listed securities are required to file unaudited quarterly financial statements and audited annual financial statements prepared in accordance with IFRS, as issued by the IASB (excluding financial institutions under the supervision of the Central Bank, insurance companies under the supervision of the Insurance Superintendence and medium and small enterprises) and various other periodic reports with the CNV and the stock exchange on which their securities are listed. In addition, issuers must report to the CNV and the relevant stock exchange any event related to the issuer and its shareholders that may affect materially the value of the securities traded.

In Argentina, debt and equity securities traded on an exchange must, unless otherwise instructed by their shareholders, be deposited with a Central Securities Depository based in Argentina. Currently the only depositary authorized to act in accordance with the Capital Markets Law and CNV Rules is Caja de Valores S.A., a corporation owned by ByMA which provides central depositary facilities, as well as acting as a clearinghouse for securities trading and as a transfer and paying agent for securities transactions.

Before the enactment of the Capital Markets Law and the CNV Rules there were 12 stock exchanges in Argentina, which were located in the City of Buenos Aires, Bah’a Blanca, Chaco, Corrientes, Córdoba, La Plata, La Rioja, Mendoza, Rosario, Salta, Santa Fé, and Tucumán. Six of these exchanges (City of Buenos Aires, Rosario, Córdoba, La Rioja, Mendoza, and Santa Fé) had affiliated stock markets in accordance with the requirements of Law No. 17,811 which was derogated by the Capital Markets Law.

Pursuant to the Capital Markets Law, the CNV has authorized six stock markets since September 2014, namely: Mercado Abierto Electrónico S.A., or “MAE,” Mercado a Término de Buenos Aires S.A., Mercado a Término de Rosario S.A., Mercado de Valores de Córdoba S.A., Mercado Argentino de Valores S.A. and the Merval.

In December 2016, the CNV authorized a new stock exchange, the ByMA. As the product of a federal alliance of stock exchanges to foster the growth of the Argentine capital markets, ByMA established itself as the single access point to the Argentine market, lowering legal costs, and improving connectivity and access to market information. This new stock exchange is a spin-off of Merval and its shareholders are the Buenos Aires Stock Exchange and Merval’s shareholders ByMA’s shares will be publicly traded in Argentina.

Historically, the Merval was the principal stock market in Argentina. Securities including stocks, corporate bonds, convertible bonds, close-ended investment funds, financial trust, indexes, derivatives and public bonds, could all be listed on the Merval. The Merval was authorized to admit, suspend and delist securities based on its governing rules approved by the CNV.

Another relevant stock exchange is the MAE, an electronic platform that processes over-the-counter transactions, involving government securities and corporate bonds traded through spot and forward contracts. MAE broker-dealers include national banks, provincial banks, municipal banks, private national banks, foreign banks, cooperative banks, financial institutions, foreign exchange entities and pure brokers/dealers (exclusively engaged in brokerage activities). Both Argentine and foreign capital banks and financial institutions may be eligible broker-dealers on the MAE. In order to be eligible for trading, securities must be registered with the pertinent supervising authorities and may be traded on the MAE, on other exchanges or on both of them concurrently.

Argentina’s equity markets have historically been composed of individual investors, though in recent years there has been an increase in the level of investment by banks and insurance companies in these markets. However, Argentine mutual funds (fondos comunes de inversión) continue to have very low participation.

Information regarding the ByMA(1)

	As of June 30,
	2017	2016
Market capitalization (in billions of Ps.)	5,557	3,625
Average daily trading volume (2) (in millions of Ps.)	452	310
Number of listed companies	101	100

(1) Reflects Merval historical data.

(2) During the month of June.

Although companies may list all of their capital stock on the ByMA, in many cases a controlling block is retained by the listed company’s shareholders, resulting in a relatively small percentage of many companies’ stock being available for active trading by the public.

As of June 30, 2017, approximately 101 companies had equity securities listed on, or being transitioned to, the ByMA. The Argentine securities markets generally have substantially more volatility than securities markets in the United States and certain developed countries. The Merval index experienced a 15.9% increase in 2012, an 88.9% increase in 2013, a 59.1% increase in 2014, a 36.1% increase in 2015, a 44.9% increase in 2016, and a 29.3% increase for the six months of 2017. In order to avoid major fluctuations in securities prices, the ByMA operates a system pursuant to which the negotiation of a particular security is suspended for 15 minutes when the price of the security registers a variation between 10% and 15% and between 15% and 20%, during any trading session. Any additional 5% variation in the price of the security results in additional 10 minutes successive suspension periods.

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

The Argentine Corporations Law No. 19,550 establishes in Section 271 that directors may enter into agreements with the company, that concern the business in which the company engages, always provided that they are entered into under market conditions. The agreements that do not fulfill the requirements mentioned above may only be executed with the prior approval of the board of directors. These transactions must be informed to the shareholders’ meeting.

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

    iv) The ascendants, descendants, spouses or siblings of any of the natural persons referred to in paragraphs i) and ii) above; and

    v) Companies in which any of the persons referred to in paragraphs i) to iv) above hold a significant direct or indirect interest. Provided none of the circumstances described above is present, a subsidiary of the issuer shall not be deemed a “related party.”

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

Dividends are paid pro rata according to the interests held by shareholders within ten business days after approval and the right to collection expires upon the expiration of a term of five years since they were made available to shareholders.

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

Voting rights and Staggered Elections

Our stock capital is composed by book-entry common shares with face value of Ps.1 per share and entitled to one vote each.

●
Our bylaws establish that directors and alternate directors are elected by thirds every year with a term of office of three years each. The board is currently composed by nine members.
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

Quorum and Voting Requirements

The quorum for ordinary meetings of shareholders on first call is a majority of the common shares entitled to vote, and action may be taken by the affirmative vote of an absolute majority of the common shares present that are entitled to vote on such action. If a quorum is not available, a second call meeting may be held at which action may be taken by the holders of an absolute majority of the common shares present, regardless of the number of such common shares. The quorum for an extraordinary shareholders’ meeting on first call is sixty percent of the common shares entitled to vote, and if such quorum is not available, a second call meeting may be held, for which there are no quorum requirements, according to our bylaws.

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

Amendment to the by-laws

At the shareholders’ meeting held on October 25, 2007, our shareholders voted to amend the following sections of our by-laws: (i) Section Twelve in order to adapt the performance bonds granted by directors to current rules and regulations, and (ii) Section Fifteen in order to incorporate the possibility of holding remote board meetings pursuant to the provisions of section 65 of Decree 677/01–currently section 61 of Capital Markets Law-. Such amendment is attached here to as Exhibit 1.2.

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

At the shareholders’ meeting held on October 31, 2016, our shareholders voted to amend Section Eleven of our by-laws in order to modify the appointment of the directors by thirds each year with a term of office of three years each. The board shall be composed by six, nine or twelve members. Such amendment is attached hereto as Exhibit 1.5.

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

Under Communication “A” 6037, dated August 8th, 2016, and Communication “A” 6150, of the Argentine Central Bank, no further authorization is required for residents and non-residents to have access to local exchange market and there is no amount or matter that limits the access thereto.

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

Pursuant to Resolution E 1/2017 of the Ministerio de Hacienda and the Communication “A” 6150 of the Argentine Central Bank, it was deleted the obligation that required non-residents to perform portfolio investments in the country intended for the holding of private sector financial assets to maintain for a period of 120 days of permanence the funds in the country.

As of that resolution and the provisions of Communication “A” 6244 of the Argentine Central Bank, there are no restrictions on entry and exit in the MULC.

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

  Financial Indebtedness

Pursuant to Resolution E 1/2017 of the Ministerio de Hacienda and the Communication "A" 6150 of the Argentine Central Bank, it was deleted the obligation that required non-residents to perform portfolio investments in the country intended for the holding of private sector financial assets to maintain for a period of 120 days of permanence the funds in the country.

As of that resolution and the provisions of Communication "A" 6244 of the Argentine Central Bank, there are no restrictions on entry and exit in the MULC.

Formation of off-shore assets by residents with and without subsequent allocation to specific purposes

Under Communication “A” 5850, 5899, 6037, 6058, 6137 and 6244, as amended, of the Central Bank, residents shall have access to the local exchange market without prior authorization of the Central Bank in order to purchase of foreign currency for the formation of off-shore assets by residents.

Outflow of funds for payment to non-residents

According to Communication “A” 5264, amended by Communication “A” 5377 (issued on December 14, 2012) and Communication “A” 6037, 6058, 6137 and 6244, as amended, of the Central Bank there are no limits or restrictions applicable for residents who access the foreign exchange market to pay services, debts and profits to non-residents. The access to the MULC requires the filing of certain documentation by residents demonstrating the validity of transactions in which the funds are purchased for its remittance abroad.

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

Payment of rents (interest, profits and dividends)

As of January 8, 2003, Communication “A” 3859, item 3, allowed Argentine companies to transfer abroad profits and dividends related to closed financial statements certified by independent accountants without being required to obtain the prior authorization of the Central Bank. Such Communication was replaced by Communication “A” 5264, amended by Communication “A” 5377 and Communication “A” 6037, 6058, 6137 and 6244 as amended of the Central Bank.

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

Pursuant to Resolution E 1/2017 of the Ministerio de Hacienda and the Communication "A" 6150 of the Argentine Central Bank, it was deleted the obligation that required non-residents to perform portfolio investments in the country intended for the holding of private sector financial assets to maintain for a period of 120 days of permanence the funds in the country.

As of that resolution and the provisions of Communication "A" 6244 of the Central Bank, there are no restrictions on entry and exit in the MULC.

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

In this regard, on December 17, 2015, Communication "A" 5850 issued by the Central Bank restored the possibility of nonresidents to repatriate their investment capital and through Communications "A" 6037 and "A" 6244 of the Central Bankl of dates August 8, 2016 and May 19, 2017, respectively, were defined the new regulations that apply to the acquisition of foreign currency and the elimination of all other restrictions that prevent residents and nonresidents from accessing the market of changes.

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

For further details of the totality of the exchange and controlling restrictions applicable in Argentina, investors is suggested to read the Communication "A" 6037, Communication "A" 6058, Communication "A" 6137 and the Communication "A" 6244 and its modifications of the Argentina Central Bank, and Decree No. 616/2005 with its regulations and complementary and / or modifying rules, to which the interested parties may consult the same on the website of the Ministerio de Hacienda (www.minhacienda.gob.ar) and the Ministerio de Finanzas (www.minfinanzas.gob.ar), or the Argentine Central Bank (http://www.bcra.gob.ar).

Money Laundering

Argentine Law No. 25,246, as amended by Laws Nos. 26,118, 26,268, 26,683 and 27,270, categorizes money laundering as a crime, which is defined as the exchange, transfer, management, sale or any other use of money or other assets obtained through a crime, by a person who did not take part in such original crime, with the potential result that such original assets (or new assets resulting from such original assets) have the appearance of having been obtained through legitimate means. In spite of the fact that there is a specific amount for the money laundering category (Ps.300,000), the crimes committed for a lower amount are also punished, but the prison sentence is reduced.

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

Moreover, Law No. 27,260, which introduced certain tax modifications and a new regime for residents to disclose undeclared assets, established that the UIF would now be within the purview of the Ministry of Economy and Finances. Nowaydays, as a result of the reorganization of said ministry, the UIF depends on the Ministry of Finance. For its part, the UIF recently issued Resolution No. 4/2017, which requires certain specific due diligence procedures (commonly called "know your client") to be performed when a national or foreign depositor opens a bank account for the purpose of investment.

Some other measures are set forth related to listed companies or their shareholders or beneficial owners who had been convicted or condemned in connection with money laundering and/or terrorist financing activities or appeared in the list published by the United Nation Security Council.

E. Taxation

United States taxation

The following summary describes the material United States federal income tax consequences of the ownership of common shares and ADSs as of the date hereof. The discussion set forth below is applicable to U.S. Holders (as defined below). Except where noted, this discussion deals only U.S. Holders that hold the common shares or ADSs as capital assets. This summary does not represent a detailed description of the United States federal income tax consequences applicable to you if you are subject to special treatment under the United States federal income tax laws, including if you are:

●
a bank;

●
a dealer in securities or currencies;

●
a financial institution;

●
a regulated investment company;

●
a real estate investment trust;

●
an insurance company;

●
a tax-exempt organization;

●
a person holding the common shares or ADSs as part of a hedging, integrated or conversion transaction, constructive sale or straddle;

●
a trader in securities that has elected the mark-to-market method of accounting for your securities;

●
a person liable for alternative minimum tax;

●
a person who owns or is deemed to own 10% or more of the voting stock of our company;

●
a partnership or other pass-through entity for United States federal income tax purposes; or

●
a person whose “functional currency” is not the U.S. dollar.

Furthermore, the discussion below is based upon the provisions of the Internal Revenue Code of 1986, as amended, or the “Code,” and regulations, rulings and judicial decisions thereunder as of the date hereof, and such authorities may be repealed, revoked or modified so as to result in United States federal income tax consequences different from those discussed below. This summary does not contain a detailed description of all the United States federal income tax consequences to you in light of your particular circumstances and does not address the Medicare tax on net investment income, or the effects of any state, local or non-United States tax laws. In addition, this summary is based, in part, upon representations made by the depositary, or the “Depositary,” to us and assumes that the deposit agreement governing the ADSs, and all other related agreements, will be performed in accordance with their terms.

The discussion below does not address the receipt, exercise, transfer or lapse of rights to subscribe for newly issued common shares that are received by our existing shareholders, or the sale of any such rights (and distribution of proceeds) by the Depositary. Current holders of our common shares and ADSs should consult their tax advisors in this regard.

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

The amount of any dividend paid in Pesos will equal the U.S. follar value of the Pesos received calculated by reference to the exchange rate in effect on the date the dividend is actually or constructively received by you, in the case of common shares, or by the Depositary, in the case of ADSs, regardless of whether the Pesos are converted into U.S. dollars. If the Pesos received are not converted into U.S. dollars on the day of receipt, you will have a basis in the Pesos equal to their U.S. dollar value on the date of receipt. Any gain or loss you realize on a subsequent conversion or other disposition of the Pesos will be treated as United States source ordinary income or loss.

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

Taxation of capital gains

Subject to the discussion under “Passive foreign investment company” below, upon the sale, exchange or other disposition of common shares or ADSs, you generally will recognize capital gain or loss equal to the difference between the U.S. dollar value of the amount realized upon the sale, exchange or other disposition and the adjusted tax basis of the common shares or ADSs, determined in U.S. dollars. The capital gain or loss will be long-term capital gain or loss if at the time of sale, exchange or other disposition you have held the common shares or ADSs for more than one year. Long-term capital gains of individuals are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. Any gain or loss you recognize will generally be treated as United States source gain or loss. Consequently, you may not be able to use the foreign tax credit arising from any Argentine tax imposed on the disposition of common shares or ADSs unless such credit can be applied (subject to applicable limitations) against tax due on other income treated as derived from foreign sources.

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

Based on the current and projected composition of our income and the valuation of our assets, including goodwill, we do not believe we were a PFIC for United States federal income tax purposes for the taxable year ending June 30, 2017, and we do not currently expect to become a PFIC, although there can be no assurance in this regard. The determination of whether we are a PFIC is made annually. Accordingly, it is possible that we may be a PFIC in the current or any future taxable year due to changes in our asset or income composition or if our projections are not accurate. The volatility and instability of Argentina’s economic and financial system may substantially affect the composition of our income and assets and the accuracy of our projections. In addition, this determination is based on the interpretation of certain U.S. Treasury regulations relating to rental income, which regulations are potentially subject to differing interpretation.

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

In certain circumstances, in lieu of being subject to the excess distribution rules discussed above, you may make an election to include gain on the stock of a PFIC as ordinary income under a mark-to-market method provided that such stock is regularly traded on a qualified exchange. Under current law, the mark-to-market election is only available for stock traded on certain designated United States exchanges and foreign exchanges which meet certain trading, listing, financial disclosure and other requirements to be treated as a qualified exchange under applicable United States Treasury regulations. Consequently, the mark-to-market election may be available to you with respect to the ADSs because the ADSs are listed on the NASDAQ, which constitutes a qualified exchange under the regulations, although there can be no assurance that the ADSs will be regularly traded. You should note that only the ADSs and not the common shares are listed on the NASDAQ. The common shares are listed on ByMA. Consequently, ByMA would need to meet the trading, listing, financial disclosure and other requirements of the United States Treasury regulations. The ADSs or common shares would also need to be regularly traded on such exchanges in order for the ADSs or common shares to be potentially eligible for the mark-to-market election.

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

Information reporting and backup withholding

In general, information reporting requirements will apply to distributions on common shares or ADSs and to the proceeds of sale of a common shares or ADSs paid to you within the United States (and in certain cases, outside the United States), unless you are an exempt recipient. Backup withholding may apply to such payments if you fail to provide a correct taxpayer identification number or certification of exempt status or fail to report in full dividend and interest income.

Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your United States federal income tax liability provided you furnish the required information to the Internal Revenue Service.

Argentine taxation

The following discussion is a summary of certain Argentine tax considerations associated with an investment in, ownership or disposition of, the common shares or the ADSs by (i) an individual holder that is a resident of Argentina, (ii) an individual holder that is neither domiciled in nor a resident of Argentina, (iii) a legal entity organized under the laws of Argentina, (iv) a permanent business establishment in Argentina owned by a foreign entity and (v) a legal entity that is not organized under the laws of Argentina, that does not have a permanent establishment in Argentina and is not otherwise doing business in Argentina on a regular basis. The discussion is for general information only and is based on current Argentine tax laws. Moreover, while this summary is considered to be a correct interpretation of existing laws in force as of the date of this annual report, no assurance can be given that the courts or administrative authorities responsible for the administration of such laws will agree with this interpretation or that changes in such laws or interpretations will not occur.

PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR OWN TAX ADVISOR REGARDING THE PARTICULAR TAX CONSEQUENCES ARISING UNDER ANY TAXING JURISDICTION.

Income tax

Law No. 26,893, enacted on September 12, 2013, and published in the Official Gazette on September 23, 2013, introduced several amendments to Income Tax Law No. 20,628 in connection with, among others, the taxation of gains derived from transfers of common shares and other securities, including the derogation of Section 78 of Decree No. 2,284/1991, which provided that foreign holders with no permanent establishment in Argentina were exempt from paying income tax on the capital gains arising from the sale or other disposition of common shares or ADSs.

On February 7, 2014, the Executive Branch issued Decree No. 2,334/13, which regulates Law No. 26,893.

The changes introduced by Law No. 26,893 are effective from the date of publication of such law in the Official Gazette and are applicable to taxable events consummated from such date onwards.

Taxation of dividends

Dividends, whether in cash, in common shares or in kind, approved by our shareholders are not subject to income tax withholding except for the application of the “Equalization Tax” described below.

An income tax withholding will be applied to the amount of dividends distributed in excess of a company’s net taxable income determined in accordance with general income tax regulations for the fiscal years preceding the date of the distribution of such dividends, the “Equalization Tax.” The legislation requires that companies withhold 35% of the amount of distributed dividends in excess of the net taxable income of such distribution, as determined in accordance with the income tax law. Dividends distributed by an Argentine company are not subject to this tax to the extent that those dividends arise from dividend income or other distributions received by such company from other Argentine companies.

Dividend distributions made in kind (other than cash) will be subject to the same tax rules as cash dividends. Stock dividends on fully paid common shares are not subject to Equalization Tax.

Certain tax treaties contemplate the application of a ceiling tax rate on dividends (i.e., 10% on gross dividends).

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

Resident individuals

Capital gains obtained by resident individuals or undivided estates situated in Argentina from the sale or disposition of common shares and other securities are subject to income tax at a 15% rate on net income (non resident sellers may opt to determine the taxable income subject to tax under one of the following mechanisms: a) apply a deemed taxable base of 90% of the gross proceeds derived from the transaction - the effective rate is, therefore, 13.5% of the sale price; or b) calculate the actual net income by offsetting from the sale price the cost basis and other expenses incurred to purchase the shares), unless such securities were traded in stock markets and/or have public offering authorization, in which case an exemption applies. The amendments introduced by the implementing Decree No. 2,334/13 state that the exemption includes income derived from the sale of common shares and other securities made through a stock exchange market duly authorized by the CNV.

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

Foreign beneficiaries

Capital gains obtained by non-Argentine individuals or non-Argentine entities from the sale, exchange or other disposition of common shares are subject to income tax, as the abovementioned exemption for common shares is not applicable to non-Argentine beneficiaries. Therefore, the gain derived from the disposition of common shares by foreign beneficiaries is subject to Argentine income tax at a 15% rate on the net capital gain or at a 13.5% rate on the gross price at the seller´s election. Argentine Tax Authority (AFIP) by General Resolution No. 4094-E, enacted on July 17, 2017, regulated with respect to how this election is made, notwithstanding, this General Resolution has been suspended until January 16, 2018.

When both the seller and the buyer are non-residents, the person liable to pay the tax shall be the buyer of the shares, quotas, equity interests and other securities transferred. Argentine Tax Authority (AFIP) by General Resolution No. 4094-E, enacted on July 17, 2017, regulated the withholding and payment mechanism that the non-resident buyer should follow, notwithstanding, this General Resolution has been suspended until January 16, 2018.

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

Value added tax

The sale, exchange, disposition, or transfer of common shares or ADSs is not subject to Value Added Tax. Dividend distributions are not levied with value added tax either.

Personal assets tax

Argentine entities, such as us, have to pay the personal assets tax corresponding to Argentine and foreign domiciled individuals and foreign domiciled entities for the holding of our shares. The applicable tax rate is 0.25% and is levied on the proportional net worth value (valor patrimonial proporcional), or the book value, of the shares arising from the last balance sheet of the Argentine entity calculated under Argentine GAAP. Pursuant to the Personal Assets Tax Law, the Argentine company is entitled to seek reimbursement of such paid tax from the applicable Argentine domiciled individuals and/or foreign domiciled shareholders.

Our shareholders approved the absorption of personal asset tax by us for the years 2002 to 2016. There can be no assurance that in the future this tax will be absorbed by us.

Tax on minimum notional income (Impuesto a la Ganancia M’nima Presunta, IGMP)

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

Notwithstanding, for the City of Buenos Aires, any instrument related to the transfer of common shares which public offering is authorized by the CNV is exempt from this tax.

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

Other taxes

There are no Argentine federal inheritance or succession taxes applicable to the ownership, transfer or disposition of our common shares or ADSs. The provinces of Buenos Aires and Entre R’os established a tax on free transmission of assets, including inheritance, legacies, donations, etc. Free transmission of our shares could be subject to this tax. In the case of litigation regarding the shares before a court of the City of Buenos Aires, a 3% court fee would be charged, calculated on the basis of the claim.

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

The following charges shall be incurred by any party depositing or withdrawing common shares or by any party surrendering receipts or to whom receipts are issued (including, without limitation, issuance pursuant to a stock dividend or stock split declared by us or an exchange regarding the receipts or deposited securities or a distribution of receipts), whichever applicable: (1) taxes and other governmental charges, (2) such registration fees as may from time to time be in effect for the registration of transfers of common shares generally on the share register of the Company or foreign registrar and applicable to transfers of common shares to the name of the Depositary or its nominee or the custodian or its nominee on the making of deposits or withdrawals hereunder, (3) such cable, telex and fax transmission expenses as are expressly provided in the deposit agreement, (4) such expenses as are incurred by the Depositary in the conversion of foreign currency (5) a fee of US$5.00 or less per 100 ADS (or portion), (6) a fee of US$0.02 or less per ADS (or portion) for any cash distribution made pursuant to the deposit agreement, and (7) a fee for the distribution of securities, such fee being in an amount equal to the fee for the execution and delivery of ADS referred to above which would have been charged as a result of the deposit of such securities, but which securities are instead distributed by the Depositary to owners.

PART II

ITEM 13. Defaults, Dividend Arrearages and Delinquencies

This item is not applicable.

ITEM 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

This item is not applicable.

ITEM 15. Controls and procedures

A. Disclosure Controls and Procedures.

We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in the reports we file or submit under the Exchange Act, is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to management, including our Chief Executive Officer and Chief Financial and Administrative Officer to allow our management to make timely decisions regarding required disclosure. Any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objective. In connection with the preparation of this Annual Report on Form 20-F, we carried out an evaluation under the supervision and with the participation of members of our management team, including our Chief Executive Officer and Chief Financial and Administrative Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of June 30, 2017. Based upon this evaluation, our Chief Executive Officer and Chief Financial and Administrative Officer concluded that our disclosure controls and procedures as of the end of the period covered by this Annual Report on Form 20-F were effective at the reasonable assurance level.

B. Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate Internal Control Over Financial Reporting as defined in Rules 13a–15(f) and 15d-15(f) under the Exchange Act. Our internal control over financial reporting includes a series of procedures designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with IFRS and includes those policies and procedures that (1) pertain to the maintence of records, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets, (2) provide reasonable assurance that transaction are recorded as necessary to permit preparation of consolidated financial statements in accordance with International Financial Reporting Standards and that a company´s receipts and expenditures are being made only in accordance with authorizations of our management and directors, and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisitions, use, or disposition of our assets that could have a material effect on our consolidated financial statements.

Because of its inherent limitations, Internal Control Over Financial Reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies and procedures may deteriorate.

Management assessed the effectiveness of our internal control over financial reporting as of June 30, 2017. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in Internal Control–Integrated Framework (2013). Based on this evaluation, management concluded that, our internal control over financial reporting was effective as of June 30, 2017.

C. Attestation Report of the Registered Public Accounting Firm

The effectiveness of the Company´s internal control over financial reporting as of June 30, 2017, has been audited by Price Waterhouse & Co. S.R.L., Buenos Aires, Argentina -member firm of PricewaterhouseCoopers International Limited-, an independent registered public accounting firm, as stated in their report included herein.

D. Changes in Internal Control Over Financial Reporting

During the period covered by this annual report, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. Reserved

ITEM 16A. Audit Committee Financial Expert

In our annual ordinary shareholders’ meeting held on October 31, 2003, the Audit Committee regimen was unanimously approved. Pursuant the decisson, our Board of Directors appointed the members of our audit committee. The Audit Committee focuses on assisting the Board in exercising its duty of care, the enforcement of accounting policies, disclosure requirements, the management of our business risk, the management of our internal control systems, the ethical conduct of the company’s business, maintenance of the integrity of our financial statements, compliance with legal provisions, the independence and capability of our independent auditors and the performance of our internal audit function and of our external auditors. Also, our board of directors may request the audit committee to render its opinion on the conditions of a related party transactions and if it´s considered adequate according to normal market conditions.

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

Our Audit Committee pre-approves all services, fees and services provided by the external auditors to ensure the auditors’ independence. One of the main tasks of the Audit Committee is to give its opinion in relation to the appointment of the external auditors, proposed by the Board of Directors to the General Shareholder’s Meeting. In order to accomplish such task, the Audit Committee shall:

●
Require any additional and complementary documentation related to this analysis;

●
Verify the independence of the external auditors;

●
Analyze different kinds of services that the external auditor would provide to the company. This description must also include an estimate of the fees payable for such services, specifically in order to maintain the principle of independence;

●
Inform the fees billed by the external auditor, separating the audit services and other special services that could be not included in the audit services previously mentioned.

●
Take notice of any strategy proposed by of the external auditors and review it in accordance with the reality of other businesses and the risks involved;

●
Analyze and supervise the working plan of the external auditors considering the business’ reality and the estimated risks;

●
Propose adjustments (if necessary) to such working plan;

●
Hold meetings with the external auditors in order to: (a) analyze the difficulties, results and conclusions of the proposed working plan; (b) analyze eventual possible conflicts of interests, related party transactions, compliance with the legal framework and information transparency;

●
Evaluate the performance of external auditors and their opinion regarding the financial statements.

Item 16B. Code of Ethics

We have adopted a code of ethics that applies to our directors, officers and employees. Our code of ethics is freely available online in our website www.irsacp.com.ar. Information found on this website is not incorporated by reference into this document.

If we make any substantive amendment to our code of ethics or grant any waivers, including any implicit waiver to any of its provisions, we will disclose the nature of such amendment or waiver in a report on Form 6-K or in our next annual report.

Item 16C. Principal Accountant Fees and Services.

Audit Fees

During fiscal years ended June 30, 2016 and 2015, we were billed for a total amount of Ps.10.0 million and Ps.5.4 million, respectively, for professional services rendered by our principal accountants for the audit of our annual financial statements and other services normally provided in connection with regulatory filings or engagements, such as the review of our interim financial statements.

Audit-Related Fees

During the fiscal year ended June 30, 2017 and 2016, no such audit-related services were provided.

Tax Fees

During the fiscal years ended June 30, 2017 and 2016, no such services were provided.

All Other Fees

During the fiscal years ended June 30, 2017 and 2016, we were billed for a total amount of Ps.1.3 millon and Ps.2.6 million, respectively, for other professional services rendered by our principal accountants.

Item 16D. Exemption from the Listing Standards for Audit Committees

This section is not applicable.

Item 16E. Purchase of Equity Securities by the Issuer and Affiliated Purchasers

There were no repurchases of common shares or other units of any class of our equity securities that are registered pursuant to Section 12 of the Exchange Act during fiscal years 2015, 2016 and 2017.

Item 16F. Change in Registrant´s Certifying Account.

This section is not applicable.

Item 16G. Corporate Governance.

Compliance with NASDAQ listing standards on corporate governance

Significant differences between our corporate governance practices and U.S. companies’ practices under NASDAQ Rules:

Our corporate governance practices are governed by applicable Argentine law, particularly the Argentine Companies Law, the Capital Markets Law and the CNV Rules, as well as by our bylaws. Our ADSs are registered with the U.S. Securities and Exchange Commission and are listed on the NASDAQ Stock Market, or NASDAQ, and therefore we are subject to corporate governance requirements applicable to NASDAQ-listed non-U.S. companies, commonly referred to as “foreign private issuers.”

Pursuant to NASDAQ Rule 5615(a)(3), NASDAQ-listed non-U.S. companies that are categorized as “Foreign Private Issuers” may follow home country corporate governance practices in lieu of certain of the corporate governance requirements provided in NASDAQ Rules, provided that the foreign private issuer complies with certain mandatory sections of NASDAQ Rules, discloses each requirement of the NASDAQ Rules that it does not follow and describes the home country practice followed in lieu of such requirement. The requirements of the NASDAQ Rules and the Argentine corporate governance practices that we follow in lieu thereof are described below:

NASDAQ standards for U.S. companies	IRSA commercial properties’ corporate practices

Rule 5250(d)—Distribution of Annual and Interim Reports.
In lieu of the requirements of Rule 5250(d), we follow Argentine law, which requires that companies make public an annual report in Spanish, including Annual Audited Consolidated Financial Statements prepared in accordance with generally accepted accounting principles in Argentina, by filing such annual report with the CNV and the stock exchange in which its securities are listed, within 70 calendar days of the end of the company’s fiscal year. Interim reports must be filed with the CNV and the Stock exchange in which its securities are listed within 42 calendar days of the end of each fiscal quarter. Our shareholders can receive copies of annual reports and any interim reports upon such shareholder’s request. English language translations of our annual reports and interim reports are furnished to the Securities and Exchange Commission. We also post the English language translation of our annual reports and quarterly press releases on website. Furthermore, under the terms of the Deposit Agreement, dated November 10, 2000, as amended and restated on July 5, 2017, among us, The Bank of New York, as depositary, and owners of ADS issued thereunder, we are required to furnish The Bank of New York with, among other things, English language translations of annual reports. Annual reports are available for inspection by ADR holders at the offices of The Bank of New York located at 101 Barclay Street, 22nd Floor West, New York, New York 10286. Finally, Argentine law requires that 20 calendar days before the date of a shareholders’ meeting, the board of directors must provide to our shareholders, at our executive office or through electronic means, all information relevant to the shareholders’ meeting, including copies of any documents to be considered by the shareholders (which includes the annual report).

Rule 5605(b)(1)—Majority of Independent Directors.
In lieu of the requirements of Rule 4605(b)(1), we follow Argentine law which does not require that a majority of the board of directors be comprised of independent directors. Argentine law instead requires that public companies in Argentina such as us have a sufficient number of independent directors to be able to form an audit committee of at least three members, the majority of which must be independent pursuant to the criteria established by the CNV.

Rule 5605(b)(2)—Executive Sessions of the Board of Directors.
In lieu of the requirements of Rule 5605(b)(2), we follow Argentine law which does not require independent directors to hold regularly scheduled meetings at which only such independent directors are present (i.e., executive sessions). Our board of directors as a whole is responsible for monitoring our affairs. In addition, under Argentine law, the Board of Directors may approve the delegation of specific responsibilities to designated directors or non-director managers of the company. Also, it is mandatory for public companies to form a Supervisory Committee (composed of syndics) which is responsible for monitoring the legality of our actions under Argentine law and the conformity thereof with its bylaws.

Rule 5605(d)(B)—Compensation of Officers.
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

Rule 5605(e)—Nomination ofDirectors.
In lieu of the requirements of Rule 5605(e), we follow Argentine law which requires that directors be nominated directly by the shareholders at the shareholders’ meeting and that they be selected and recommended by the shareholders themselves. Under Argentine law, it is the responsibility of the ordinary shareholders’ meeting to appoint and remove directors and to set their compensation.

Rule 5605(c)(1)—Audit Committee Charter.
In lieu of the requirements of Rule 5605(c)(1), we follow Argentine law which requires that audit committees have a charter but does not require that companies certify as to the adoption of the charter, nor does it require an annual review and assessment thereof. Argentine law instead requires that companies prepare a proposed plan or course of action with respect to those matters which are the responsibility of our audit committee. Such plan or course of action could, at the discretion of our audit committee, include a review and assessment of the audit committee’s charter.

Rule 5605(c)(2)—Audit Committee Composition.
Argentine law does not require that companies have an audit committee comprised solely of independent directors and it is equally not customary business practice in Argentina to have such a committee. Argentine law instead requires that companies establish an audit committee with at least three members comprised of a majority of independent directors as defined by Argentine law. Nonetheless, although not required by Argentine law, we have a three-member audit committee comprised of entirely independent directors in accordance with

Rule 10(A)-3(b)(1) of the General rules and regulations promulgated under the Securities Exchange Act, as independence is defined in Rule 10(A)-3(b)(1). Further, Argentine law does not require companies to identify or designate a financial expert. As such, although all the members of the audit committee have large corporate experience, as of the date of this annual report, the Board of Directors have not named a financial expert in accordance with the relevant SEC rules on the audit committee. In addition, we have a Supervisory Committee (comisión fiscalizadora) composed of three ‘syndics’, who are in charge of monitoring the legality, under Argentine law, of the actions of our board of directors and the conformity of such actions with our bylaws.

Rule 5620(c)—Quorum.
In lieu of the requirements of Rule 4350(f), we follow Argentine law and our bylaws, which distinguish between ordinary meetings and extraordinary meetings, both of which can be celebrated using teleconference technology, as long as the regulations related to accreditation, registration and quorum are complied with and the simultaneity of the shareholders and immediacy of the process of verbal communication and issuance of the vote is guaranteed. The audit committee shall state the regularity of the resolutions adopted. The board of directors shall establish the rules and technical matters related to remote participation pursuant to the current rules and in conformity with the National Exchange Commission regulations. Shareholders physically present at the time and those using teleconference technologies will be taken into consideration for the quorum. In connection with ordinary meetings, a quorum consists of a majority of stocks entitled to vote. If no quorum is present at the first meeting, a second meeting may be called, in which the shareholders present or communicated through teleconference technologies, regardless of their number, constitute a quorum. Resolutions may be adopted by an absolute majority of the votes present or communicated through teleconference technologies. Argentine law, and our bylaws, requires in connection with extraordinary meetings, that a quorum consist of 60% of the stock entitled to vote. However, if such quorum is not present at the first meeting, our bylaws provide that a second meeting may be called and may be held with the number of shareholders present or communicated through teleconference technologies. In both ordinary and extraordinary meetings, decisions are adopted by an absolute majority of votes present at the meeting or communicated through teleconference technologies, except for certain fundamental matters (such as mergers and spin-offs (when we are not the surviving entity and the surviving entity is not listed on any stock exchange), anticipated liquidation, change in its domicile outside of Argentina, total or partial recapitalization of its statutory capital following a loss, any transformation in our corporate legal form or a substantial change in our corporate purpose, or the issue of bonds) which require an approval by vote of the majority of all the stock entitled to vote (all stock being entitled to only one vote.

Rule 5620(b)—Solicitation of Proxies.
In lieu of the requirements of Rule 5620(b), we follow Argentine law which requires that notices of shareholders’ meetings be published, for five consecutive days, in the Official Gazette and in a widely published newspaper in Argentina no earlier than 45 calendar days prior to the meeting and at least 20 calendar days prior to such meeting. In order to attend a meeting and be listed on the meeting registry, shareholders are required to submit evidence of their book-entry share account held at Caja de Valores up to three business days prior to the scheduled meeting date. If entitled to attend the meeting, a shareholder may be represented by proxy (properly executed and delivered with a certified signature) granted to any other person, with the exception of a director, syndic, member of the Supervisory Committee, manager or employee of the issuer, which are prohibited by Argentine law from acting as proxies. In addition, our ADS holders receive, prior to any shareholders’ meeting, a notice listing the matters on the agenda, a copy of the annual report and a voting card.

Rule 5630(s)—Conflicts of Interest
In lieu of the requirements of Rule 5630(a), we follow Argentine law which requires that related party transactions be approved by the audit committee when the transaction exceeds one percent (1%) of the corporation’s net worth, measured pursuant to the last audited balance sheet. Directors can contract with the corporation only on an arm’s length basis. If the contract is not in accordance with prevailing market terms, such transaction must be pre-approved by the board of directors (excluding the interested director) and informed to the shareholders’ meeting. In addition, under Argentine law, a shareholder is required to abstain from voting on a business transaction in which its interests may be in conflict with our interests. In the event such shareholder votes on such business transaction and such business transaction would not have been approved without such shareholder’s vote, such shareholder may be liable to us for damages and the resolution may be declared void.

Item 16H. Mine Safety Disclosures

 This section is not applicable.

PART III

ITEM 17. Financial Statements

We have responded to Item 18 in line of responding to this Item.

ITEM 18. Financial Statements

Reference is made to pages F-1 through F-147.

ITEM 19. Exhibits

INDEX OF EXHIBITS

Exhibit No.	Description of Exhibit
1.1(1)	Estatutos of the registrant, which serve as the registrant’s articles of incorporation and bylaws, and an English translation thereof.
1.2(4)	English translation of the amendment to the bylaws.
1.3(10)	Amended and restated English translation of the bylaws.
1.4(11)	Amended and restated English translation of the bylaws.
1.5(13)	Amended and restated English translation of the bylaws.
2.1(1)	Form of Deposit Agreement among us, The Bank of New York, as Depositary, and the holders from time to time of American Depositary Receipts issued there under.
2.2(1)	Shareholders Agreement, dated November 18, 1997, among IRSA International Limited, Parque Arauco S.A. and Sociedad Anónima Mercado de Abasto Proveedor (SAMAP).
2.3(1)	Put Option Agreement dated November 17, 1997, among IRSA Inversiones y Representaciones Sociedad Anónima and GSEM/AP.
2.4(1)	Offering Circular, dated March 24, 2000, regarding the issuance of Ps.85,000,000 of our 14.875% Notes due 2005.
2.5(15)
Indenture, dated March 23, 2016, between us as Issuer, The Bank of New York Mellon as Trustee, Co-Registrar, Principal Paying Agent and Transfer Agent, and Banco Santander R’o S.A. as Registrar, Paying Agent, Transfer Agent and Representative of the Trustee in Argentina, with respect to our US$500,000,000 Global Note Program, pursuant to which US$360,000,000 000 aggregate principal amount of our 8.750% Notes due 2023, Series No. 2, were issued.

2.6(15)
First Supplemental Indenture, dated March 23, 2016, between us as Issuer and The Bank of New York Mellon, as Trustee, Co-Registrar, Principal Paying Agent and Transfer Agent, The Bank of New York Mellon (Luxembourg) S.A., as Luxembourg Paying Agent and Luxembourg Transfer Agent and Banco Santander R’o S.A., as Registrar, Paying Agent, Transfer Agent and Representative of the Trustee in Argentina to the Indenture, dated March 23, 2016, between us as Issuer, The Bank of New York Mellon as Trustee, Co-Registrar, Principal Paying Agent and Transfer Agent, and Banco Santander R’o S.A. as Registrar, Paying Agent, Transfer Agent and Representative of the Trustee in Argentina, with respect to our US$500,000,000 Global Note Program, pursuant to which US$360,000,000 000 aggregate principal amount of our 8.750% Notes due 2023, Series No. 2, were issued.

2.7(16)	Form of Amended and Restated Deposit Agreement among us, The Bank of New York, as Depositary, and the holders from time to time of American Depositary Receipts issued there under.
4.1(2)	Agreement for the exchange of Corporate Service between us, IRSA and Cresud dated June 30, 2004.
4.2(4)	English translation of the Amendment to the Agreement for the exchange of Corporate Service between us, IRSA and Cresud dated August 23, 2007.
4.3(5)	English translation of the Second Agreement for the Implementation of the Amendment to the Corporate Services Master Agreement, dated August 14, 2008.
4.4(6)	English translation of the Third Agreement for the Implementation of the Amendment to the Corporate Services Master Agreement, dated November 27, 2009.
4.5(7)	English translation of the Amendment to the Agreement for the exchange of Corporate Service between us, IRSA and Cresud, dated March 12, 2010.
4.6(8)	English translation of the Amendment to the Agreement for the exchange of Corporate Service between us, IRSA and Cresud, dated July 11, 2011.
4.7(9)	English translation of the Fifth Agreement for the implementation of Amendments to the Corporate Services Master Agreement, October 15, 2012.
4.8(10)	English translation of the Sixth Agreement for the Implementation of the Amendment to the Corporate Services Master Agreement dated November 12, 2013.
4.9(10)	English translation of the Second Amendment to the Exchange of Operating Services Agreement between the Company, Cresud and Alto Palermo dated February 24, 2014.
4.10(11)	English translation of the Seventh Agreement for the Implementation of the Amendment to the Corporate Services Master Agreement dated February 18, 2015.
4.11(12)	English translation of the Eighth Agreement for the Implementation of the Amendment to the Corporate Services Master Agreement dated November 12, 2015.
4.12(14)	English translation of the Ninth Agreement for the Implementation of the Amendment to the Corporate Services Master Agreement dated May 5, 2017.
8.1	List of Subsidiaries.
11.1(3)	Code of Ethics of the Company.
12.1	Certification pursuant to Section 302 of the Sarbanes-Oxley Act 2002
12.2	Certification pursuant to Section 302 of the Sarbanes-Oxley Act 2002
99.1	Consent of independent appraiser Newmark Knight Frank.

13.1	Certification pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2	Certification pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

(1)	Incorporated herein by reference to the same-numbered exhibit to the registrant’s registration statement on Form 20-F (File No. 000-30982).
(2)	Incorporated herein by reference to the registrant’s registration statement on Form 6-K (SEC File No. 000-30982).
(3)	Incorporated herein by reference to the registrant’s registration statement on Form 6-K reported on August 1, 2005.
(4)	Incorporated herein by reference to the annual report on Form 20-F (File No. 128 0-30982) filed with the SEC on December 27, 2007.
(5)	Incorporated herein by reference to the annual report on Form 20-F (File No. 128 0-30982) filed with the SEC on December 30, 2008.
(6)	Incorporated herein by reference to the annual report on Form 20-F (File No. 1280-30982) filed with the SEC on December 30, 2009.
(7)	Incorporated herein by reference to the annual report on Form 20-F (File No. 1280-30982) filed with the SEC on December 30, 2010.
(8)	Incorporated herein by reference to the annual report on Form 20-F (File No. 1280-30982) filed with the SEC on December 28, 2011.
(9)	Incorporated herein by reference to the annual report on Form 20-F (File No. 1280-30982) filed with the SEC on October 26, 2012.
(10)	Incorporated herein by reference to the annual report on Form 20-F (File No. 1280-30982) filed with the SEC on October 31, 2014.
(11)	Incorporated herein by reference to the annual report on Form 20-F (File No. 1280-30982) filed with the SEC on October 23, 2015.
(12)	Incorporated herein by reference to the annual report on Form 20-F (File No. 1280-30982) filed with the SEC on October 21, 2016.
(13)	Incorporated herein by reference to the registration statement for certain foreign private issuers on Form F-1/A (File No. 333-218307) filed with the SEC on July 10, 2017.
(14)	Incorporated herein by reference to the registration statement for certain foreign private issuer on Form F-1 (File No. 333-218307) filed with the SEC on May 26, 2017.
(15)	Incorporated herein by reference to the annual report on Form 20-F (File No. 1280-30982) filed with the SEC on October 21, 2016.
(16)	Incorporated herein by reference to the registration statement for certain foreign private issuers on Form F-1/A (File No. 333-218307) filed with the SEC on July 10, 2017.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

IRSA Propiedades Comerciales S.A.

Date: October 10, 2017	By:	/s/ Matias I. Gaivironsky
Name Matias I. Gaivironsky
Title Chief Financial and Administrative Officer

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Shareholders of
IRSA Propiedades Comerciales S.A.

In our opinion, the accompanying consolidated statements of financial position and the related consolidated statements of comprehensive income, changes in shareholders’ equity and cash flows present fairly, in all material respects, the financial position of IRSA Propiedades Comerciales S.A. and its subsidiaries as of June 30, 2017 and 2016, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 2017 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of June 30, 2017, based on criteria established in Internal Control - Integrated Framework 2013 issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in accompanying Management’s Annual Report on Internal Control Over Financial Reporting under Item 15.

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

PRICE WATERHOUSE & Co. S.R.L.
By:/s/ Eduardo Alfredo Loiácono (Partner)
Eduardo Alfredo Loiácono
Buenos Aires, Argentina
October 10, 2017

IRSA Propiedades Comerciales S.A.
Consolidated statements of financial position
as of June 30, 2017 and 2016
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

		06.30.17	06.30.16
ASSETS	Note
Non-current assets
Investment properties	10	35,916,882	32,234,096
Property, plant and equipment	11	120,536	118,325
Trading properties	12	61,600	48,029
Intangible assets	13	111,560	67,139
Investments in associates and joint ventures	8,9	791,626	597,759
Deferred income tax assets	22	59,455	51,759
Income tax and minimum presumed income tax credits		29	249
Trade and other receivables	16	777,818	488,198
Investments in financial assets	15	66,717	312,425
Total non-current assets		37,906,223	33,917,979
Current assets
Inventories	14	22,722	18,202
Restricted assets	15	49,525	-
Income tax credit		1,933	345,815
Trade and other receivables	16	1,453,312	1,934,134
Investments in financial assets	15	1,180,249	1,772,323
Cash and cash equivalents	15	1,807,544	33,049
Total current assets		4,515,285	4,103,523
TOTAL ASSETS		42,421,508	38,021,502
SHAREHOLDERS’ EQUITY
Capital and reserves attributable to equity holders of the parent
Share capital		126,014	126,014
Inflation adjustment of share capital		69,381	69,381
Share premium		444,226	444,226
Legal reserve		39,078	39,078
Reserve for future dividends		356,598	-
Special reserve		2,700,192	2,700,192
Changes in non-controlling interest		(19,784)	(19,770)
Retained earnings		18,429,374	16,295,496
Total capital and reserves attributable to equity holders of the parent		22,145,079	19,654,617
Non-controlling interest		871,169	775,600
TOTAL SHAREHOLDERS’ EQUITY		23,016,248	20,430,217
LIABILITIES
Non-current liabilities
Trade and other payables	19	406,598	326,069
Borrowings	20	5,918,119	5,266,576
Deferred income tax liabilities	22	11,263,341	10,150,280
Provisions	23	16,509	26,286
Total non-current liabilities		17,604,567	15,769,211
Current liabilities
Trade and other payables	19	1,104,982	963,931
Payroll and social security liabilities		147,095	107,382
Income tax liabilities		268,957	114,624
Borrowings	20	249,868	626,492
Derivative financial instruments	21	4,950	2,857
Provisions	23	24,841	6,788
Total current liabilities		1,800,693	1,822,074
TOTAL LIABILITIES		19,405,260	17,591,285
TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES		42,421,508	38,021,502

                    The accompanying notes are an integral part of these Consolidated Financial Statements.

IRSA Propiedades Comerciales S.A.
Consolidated statements of comprehensive income
for the fiscal years ended June 30, 2017, 2016 and 2015
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

		06.30.17	06.30.16	06.30.15
	Note
Income from sales, rentals and services	27	3,508,975	2,674,873	1,924,176
Income from expenses and collective promotion fund	27	1,488,187	1,183,627	833,905
Operating costs	28	(1,899,786)	(1,460,204)	(1,018,023)
Gross profit		3,097,376	2,398,296	1,740,058
Net gain from fair value adjustments of investment properties	10	3,133,413	17,092,403	2,690,556
General and administrative expenses	28	(322,176)	(221,580)	(140,126)
Selling expenses	28	(236,528)	(162,221)	(117,683)
Other operating results, net	29	(51,219)	(68,552)	(110,855)
Profit from operations		5,620,866	19,038,346	4,061,950
Share of profit of associates and joint ventures	8,9	152,703	204,299	50,768
Profit from operations before financing and taxation		5,773,569	19,242,645	4,112,718
Finance income	30	242,438	512,555	105,138
Finance cost	30	(1,313,336)	(2,938,476)	(603,883)
Other financial results	30	284,024	1,714,702	47,215
Financial results, net	30	(786,874)	(711,219)	(451,530)
Profit before income tax		4,986,695	18,531,426	3,661,188
Income tax expense	22	(1,609,181)	(6,278,894)	(1,249,369)
Profit for the year		3,377,514	12,252,532	2,411,819
Total comprehensive income for the year		3,377,514	12,252,532	2,411,819

Attributable to:
Equity holders of the parent		3,260,476	11,821,280	2,280,391
Non-controlling interest		117,038	431,252	131,428

Profit per share attributable to equity holders of the parent for the year (Note 31):
Basic		25.87	93.81	18.10
Diluted		25.87	93.81	18.10

The accompanying notes are an integral part of these Consolidated Financial Statements.

IRSA Propiedades Comerciales S.A.
Consolidated statements of changes in shareholders’ equity
for the fiscal years ended June 30, 2017, 2016 and 2015
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

	Share capital	Inflation adjustment of share capital	Share premium	Legal Reserve	Reserve for future dividends	Special reserve (1)	Changes in non-controlling interest	Retained earnings	Subtotal	Non-controlling interest	Total shareholder’s equity
Balance as of June 30, 2016	126,014	69,381	444,226	39,078	-	2,700,192	(19,770)	16,295,496	19,654,617	775,600	20,430,217
Comprehensive income for the year	-	-	-	-	-	-	-	3,260,476	3,260,476	117,038	3,377,514
Dividends distribution in cash – Shareholders’ meeting of October 31, 2016 (Note 18)	-	-	-	-	-	-	-	(460,000)	(460,000)	-	(460,000)
Reserve constitution - Shareholders’ meeting of October 31, 2016 (Note 18)	-	-	-	-	356,598	-	-	(356,598)	-	-	-
Advanced dividends distribution – Shareholders’ meeting of April 5, 2017 (Note 18)	-	-	-	-	-	-	-	(310,000)	(310,000)	-	(310,000)
Incorporation as result of business combination (Note 3)	-	-	-	-	-	-	-	-	-	40,004	40,004
Dividends distribution to non-controlling interest	-	-	-	-	-	-	-	-	-	(60,622)	(60,622)
Changes in non-controlling interest	-	-	-	-	-	-	(14)	-	(14)	(851)	(865)
Balance as of June 30, 2017	126,014	69,381	444,226	39,078	356,598	2,700,192	(19,784)	18,429,374	22,145,079	871,169	23,016,248

(1)
Related to CNV General Resolution N° 609/12. See Note 18.

The accompanying notes are an integral part of these Consolidated Financial Statements.

	Share capital	Inflation adjustment of share capital	Share premium	Legal Reserve	Special reserve (1)	Changes in non-controlling interest	Retained earnings	Subtotal	Non-controlling interest	Total shareholder’s equity
Balance as of June 30, 2015	126,014	69,381	444,226	39,078	2,700,192	(19,770)	4,757,796	8,116,917	443,500	8,560,417
Comprehensive income for the year	-	-	-	-	-	-	11,821,280	11,821,280	431,252	12,252,532
Dividends distribution in cash – Shareholders’ meeting of October 30, 2015 (Note 18)	-	-	-	-	-	-	(283,580)	(283,580)	-	(283,580)
Dividends distribution to non-controlling interest	-	-	-	-	-	-	-	-	(99,029)	(99,029)
Reduction of capital contribution of non-controlling interest	-	-	-	-	-	-	-	-	(123)	(123)
Balance as of June 30, 2016	126,014	69,381	444,226	39,078	2,700,192	(19,770)	16,295,496	19,654,617	775,600	20,430,217

	Share capital	Inflation adjustment of share capital	Share premium	Legal Reserve	Special reserve (1)	Changes in non-controlling interest	Retained earnings	Subtotal	Non-controlling interest	Total shareholder’s equity
Balance as of June 30, 2014	126,014	69,381	444,226	39,078	2,700,192	(19,707)	2,913,785	6,272,969	358,686	6,631,655
Comprehensive income for the year	-	-	-	-	-	-	2,280,391	2,280,391	131,428	2,411,819
Dividends distribution in cash – Shareholders’ meeting of October 31, 2014 (Note 18)	-	-	-	-	-	-	(138,693)	(138,693)	-	(138,693)
Advanced dividends distribution – Shareholders’ meeting of March 26, 2015 (Note 18)	-	-	-	-	-	-	(298,500)	(298,500)	-	(298,500)
Reimbursement of expired dividends (Note 18)	-	-	-	-	-	-	813	813	-	813
Capital contribution of non-controlling interest	-	-	-	-	-	-	-	-	122	122
Dividends distribution to non-controlling interest	-	-	-	-	-	-	-	-	(46,719)	(46,719)
Changes in non-controlling interest	-	-	-	-	-	(63)	-	(63)	(17)	(80)
Balance as of June 30, 2015	126,014	69,381	444,226	39,078	2,700,192	(19,770)	4,757,796	8,116,917	443,500	8,560,417

(1)
Related to CNV General Resolution N° 609/12. See Note 18.

The accompanying notes are an integral part of these Consolidated Financial Statements.

IRSA Propiedades Comerciales S.A.
Consolidated statements of cash flows
for the fiscal years ended June 30, 2017, 2016 and 2015
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

		06.30.17	06.30.16	06.30.15
Operating activities:	Note
Cash generated from operations	17	3,139,928	1,589,228	1,483,867
Income tax paid		(264,721)	(575,855)	(226,290)
Net cash generated from operating activities		2,875,207	1,013,373	1,257,577

Investing activities:
Acquisition and capital contribution of associates	9	(7,719)	(71,000)	(31,985)
Acquisition of subsidiaries, net of cash acquired	17	(46,146)	-	-
Sale of equity interest in associates		-	-	19,140
Acquisition of investment properties from parent company		-	-	(89,789)
Capital contributions in joint ventures	8	(3,000)	(2,000)	(6,600)
Acquisition of investment properties	10	(703,865)	(167,665)	(248,846)
Proceeds from sale of investment properties		138,342	357,243	365,313
Loans granted		(10,000)	-	-
Proceed from loans granted		1,047	-	-
Acquisition of property, plant and equipment	11	(23,866)	(13,747)	(26,152)
Advance payments		(169,647)	(6,596)	(13,995)
Acquisition of intangible assets	13	(35,786)	(1,583)	(467)
Increase in financial assets		(2,517,631)	(9,916,383)	(1,554,810)
Decrease in financial assets		3,282,471	8,453,545	1,033,306
Loans granted to related parties		(279,042)	(533,525)	(38,507)
Loans repayment received from related parties		168,846	-	76,817
Collection of financial assets interests		57,922	37,156	102,344
Net cash used in investing activities		(148,074)	(1,864,555)	(414,231)

Financing activities:
Issuance of non-convertible notes		-	5,411,199	-
Payment of non-convertible notes		(407,260)	(1,686,393)	-
Acquisition of non-controlling interest		-	-	(80)
Borrowings obtained		194,919	1,043,553	329,763
Borrowings obtained from related parties		3,500	-	9,000
Capital contribution of non-controlling interest		-	-	121
Repayment of borrowings		(176,943)	(1,328,439)	(509,605)
Repayment of borrowings to related parties		-	(3,715,480)	-
Payments of financial leasing		(1,338)	(2,678)	(2,430)
Proceeds from derivative financial instruments		130,993	1,831,621	102
Payment of derivative financial instruments		(47,797)	(580,828)	(16,054)
Payment of seller financing		-	-	(105,861)
Dividends paid		(48,926)	(37,019)	(148,515)
Interest paid		(544,280)	(278,279)	(213,438)
Dividends paid to non-controlling interest		(60,622)	(77,587)	(3,946)
Net cash (used in) / generated from financing activities		(957,754)	579,670	(660,943)

Net increase (decrease) in cash and cash equivalents		1,769,379	(271,512)	182,403
Cash and cash equivalents at beginning of year	15	33,049	303,499	116,706
Foreign exchange gain on cash and cash equivalents		5,116	1,062	4,390
Cash and cash equivalents at end of year	15	1,807,544	33,049	303,499

The accompanying notes are an integral part of these Consolidated Financial Statements.
.

IRSA Propiedades Comerciales S.A.
Notes to the Consolidated Financial Statements
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

1.
Group’s business and general information

IRSA PROPIEDADES COMERCIALES S.A. (“IRSA Propiedades Comerciales” or “the Company”) is an Argentine real estate company mainly engaged in holding, leasing, managing, developing, operating and acquiring shopping malls and office buildings and holds a predominant position within the Argentine market. IRSA Propiedades Comerciales was incorporated in 1889 under the name SAMAP and until 1984 operated the major fresh foodstuff market in the Autonomous City of Buenos Aires. SAMAP’s core asset was the historical building of Mercado de Abasto, which served as site of the market from 1889 until 1984, when a sizable part of its operations was interrupted.

Since the Company was acquired by IRSA Inversiones y Representaciones Sociedad Anónima (hereinafter, IRSA) in 1994, it has grown through a series of acquisitions and development projects that resulted in a corporate reorganization giving rise to the previous organizational structure and company named Alto Palermo S.A.

The Company held 16 Shopping malls, operating 341,290 square meters in 15 of them, 86,495 square meters in 7 premium offices and an extensive land reserve for future commercial developments;operates and holds a majority interest in a portfolio of 15 shopping malls in Argentina, seven of which are located in the Autonomous City of Buenos Aires (Abasto de Buenos Aires, Alcorta Shopping, Alto Palermo, Patio Bullrich, Buenos Aires Design, Dot Baires Shopping and Distrito Arcos), two in Buenos Aires province (Alto Avellaneda and Soleil Premium Outlet) and the rest are situated in different provinces (Alto Noa in the City of Salta, Alto Rosario in the City of Rosario, Mendoza Plaza in the City of Mendoza, Córdoba Shopping Villa Cabrera in the City of Córdoba, Alto Comahue in the City of Neuquén, and La Ribera Shopping, in the City of Santa Fe). The Company also owns the historic building where the Patio Olmos Shopping Mall is located, operated by a third party.

The Company’s shares are traded on the Buenos Aires Stock Exchange (MERVAL: IRCP) and in United States of America on the NASDAQ (NASDAQ: IRCP).

IRSA Propiedades Comerciales and its subsidiaries are hereinafter referred to jointly as "the Group". See Notes 2.3 and 6 for further description of the Group’s companies and segments. Our main shareholder and parent company is IRSA and IFIS Limited is our ultimate parent company.

1.
Group’s business and general information (Continued)

These Consolidated Financial Statements have been approved by the Board of Directors to be issued on September 7, 2017.

2.
Summary of significant accounting policies

The principal accounting policies applied in the preparation of these Consolidated Financial Statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

2.1.
Basis of preparation of the Consolidated Financial Statements

(a)
Basis of preparation

These Consolidated Financial Statements have been prepared in accordance with and in compliance with International Financial Reporting Standards (“IFRS”), issued by the International Accounting Standards Board (“IASB”) and interpretations from the International Financial Reporting Interpretation Committee (“IFRIC”). All IFRS applicable as of the date of the Consolidated Financial Statements have been applied.

Under IAS 29 “Financial Reporting in Hyperinflationary Economies”, the financial statements of an entity whose functional currency belongs to a hyperinflationary economy, regardless of whether they apply historic cost or current cost methods, should be stated at the current unit of measure on the balance sheet date. For such purpose, in general, inflation is to be computed in non-monetary items from the acquisition or revaluation date, as applicable. In order to determine whether an economy is to be considered hyperinflationary, the standard lists a set of factors to be taken into account, including an accumulated inflation rate near or above 100% over a three-year period.

Considering the released inflation data in Argentina, the declining inflation trend in recent years and in view that all other indicators do not lead to a final conclusion, the Board of Directors is of the view that there is not enough evidence to conclude that Argentina is a hyperinflationary economy as of June 30, 2017. Therefore, no restatement has been applied on financial information, as set forth by IAS 29, for the current fiscal year.

2.
Summary of significant accounting policies (Continued)

However, over the last years, certain macroeconomic variables affecting the Company’s business, such as payroll costs, input prices and service rates, have experienced significant annual changes. This factor should be taken into consideration in assessing and interpreting the financial condition and results of operations of the Group in these Consolidated Financial Statements.

(b)
Recast of Financial Statements previously issued due to change in accounting policies

During the third quarter of the fiscal year 2017, our Board of Directors decided to change the accounting policy for investment property from the cost model to the fair value model, as permitted under IAS 40 "Investment Property". Our Board of Directors believes this change better reflects the current value of its core assets and therefore provides more relevant information to Management, users of financial statements and others.

Our previously issued consolidated financial statements as of June 30, 2016 and 2015 have been retroactively recast to measure our investment properties at fair value as permitted under IAS 40. In the past, we measured the value of our portfolio of investment properties at historical cost.Those have been published on the National Securities Exchange Commission of Argentina (or the “CNV”) on May 24, 2017 and on the SEC on May 26, 2017. The comparative figures for the years ended June 30, 2016 and 2015 are derived from these recast financial statements.

(c)
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

2.
Summary of significant accounting policies (Continued)

(d)
Presentation currency

The Consolidated Financial Statements are presented in thousands of Argentine Pesos. Unless otherwise stated or the context otherwise requires, references to ‘Peso amounts’ or ‘Ps.’, are to Argentine Pesos, and references to ‘USD’ or ‘US dollars’ are to United States dollars.

(e)
End of the fiscal year

The fiscal year begins on July 1 and ends on June 30 each year.

(f)
Accounting conventions

These Consolidated Financial Statements have been prepared under the deemed cost convention, except for investment properties, financial assets and financial liabilities (including derivative instruments) which have been prepared at fair value through profit or loss and share-based compensation at fair value.

(g)
Cash flows

The Group reports cash flows from operating activities using the indirect method. Interest paid is presented within cash used in financing activities. Interest received is presented within cash generate by investing activities. The acquisitions and disposals of investment properties are disclosed as cash from investing activities because this most appropriately reflects the Group’s business activities. Cash flows in respect of trading properties are disclosed as cash from operating activities because these assets are sold in the ordinary course of business.

(h)
Use of estimates

The preparation of financial statements at a certain date requires the Company’s Management to make estimations and evaluations affecting the amount of assets and liabilities recorded and contingent assets and liabilities disclosed at such date, as well as income and expenses recorded during the period. Actual results might differ from the estimates and evaluations made at the date of preparation of consolidated financial statements. The most significant judgments made by Management in applying the Group’s accounting policies and the major estimates and significant judgments are described in Note 5.

2.
Summary of significant accounting policies (Continued)

2.2.
New accounting standards

The following standards, amendments and interpretations have been published by the IASB and by the IFRIC. Below we outline the standards, amendments and interpretations that may potentially have an impact on the Group at the time of application.

Amendments to IAS 40 "Transfers of investment properties". The amendments clarify the conditions that should be met for an entity to transfer a property to, or from, investment properties. Becomes effective for fiscal years beginning on January 1, 2018, that is, in the case of the Group for the fiscal year ended on June 30, 2019. It may be applied earlier. The Group is currently assessing the potential impact of the amendments on its financial statements.

Cycle of annual improvements 2014-2016. IFRS 12 “Disclosure of Interests in other entities”. Clarifies the standard scope. Becomes effective for fiscal years beginning on January 1, 2017, that is, in the case of the Group for the fiscal year ended on June 30, 2018. It may be applied earlier. The Group is currently assessing the potential impact of the amendments on its financial statements.

Cycle of annual improvements 2014-2016. IAS 28 “Investments in Associates and Joint ventures”. It clarifies that the option to measure an associate or a joint venture at fair value for a qualifying entity is available upon initial recognition. Becomes effective for fiscal years beginning on January 1, 2018, that is, in the case of the Group for the fiscal year ended on June 30, 2019. It may be applied earlier. The Group is currently assessing the potential impact of the amendments on its financial statements.

IFRS 16 "Leases". Will supersede IAS 17 currently in force (and associated interpretations) and its scope includes all leases, with a few specific exceptions. Under the new standard, lessees are required to account for leases under one single model in the balance sheet that is similar to the one used to account for financial leases under IAS 17. There are two exceptions to this rule: to recognize the lease of low-cost assets (for example, personal computers) and short-term leases (for instance, leases for a 12-month or shorter term). As regards the lease commencement date, the lessee shall recognize the obligation to make rental payments (for instance, leases payable) and an asset that represents the right to use the leased asset during the term of the lease agreement (rights of use). There is almost no change to lessor accounting. Becomes effective for fiscal years beginning on January 1, 2019, that is, in the case of the Group for the fiscal year ended on June 30, 2020. It may be applied earlier if IFRS 15 is also adopted. The Group is currently assessing the potential impact of the amendments on its financial statements.

2.
Summary of significant accounting policies (Continued)

Amendments to IAS 7 "Disclosure about the statement of cash flows". Amendments provide that the entity shall disclose information so that users of the financial statements may assess the changes in liabilities resulting from financing activities, including both cash flow and non-cash-flow derivatives. Becomes effective for fiscal years beginning on January 1, 2017, that is, in the case of the Group for the fiscal year ended on June 30, 2018. Comparative information for prior fiscal years is not mandatory. It may be applied earlier. The Group is currently assessing the potential impact of the amendments on its financial statements.

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

IFRS 15 “Revenue from contracts with customers”. Replaces IAS 11 “Construction Contracts”, IAS 18 “Revenue”, IFRIC 13 “Customer Loyalty Programs”, IFRIC 15 “Agreements for the Construction of Real Estate”, IFRIC 18 “Transfer of Assets from Customers” and SIC 31 “Revenue – Barter Transactions Involving Advertising Services”. Provides the new revenue recognition model derived from contracts with customers. The core principle underlying the model is satisfaction of obligations assumed with customers. Applies to all contracts with customers, other than those covered by other IFRSs, such as leases, insurance and financial instruments contracts. The standard does not address recognition of interest or dividend income. IFRS 15 becomes effective for all fiscal years beginning as from January 1, 2018, that is financial statements ending June 30, 2019, and may be adopted earlier. Application is retroactive. As of the date of these Consolidated Financial Statements, the Group is assessing the impact that this standard shall have on its financial position and the results of operations.

2.
Summary of significant accounting policies (Continued)

Amendments to IFRS 2 "Share-based Payment". The amendments clarify the scope of the standard in relation to: (i) accounting for the effects that the concession consolidation conditions have on cash settled share-based payments, (ii) the classification of the share-based payment transactions subject to net settlement, and (iii) accounting for the amendment of terms and conditions of the share-based payment transaction that reclassifies the transaction from cash settled to equity settled. The amendments are applicable for annual periods beginning after January 1, 2018, that is, for the fiscal year ended June 30, 2019 for the Group. Earlier application is permitted. The Group is assessing the effects of these changes on its financial statements.

On the original issue date of these Financial Statements there are no other standards, amendments and interpretations issued by the IASB or the IFRIC that are yet to become effective and that are expected to have a material effect on the Group.

2.3.
Scope of consolidation

(a)
Subsidiaries

Subsidiaries are all entities (including structured entities) over which the Group has control. The Group controls an entity when the Group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. The Group also analyzes whether there is control when it does not hold more than 50% of the voting rights of an entity, but does have capacity to define its relevant activities because of de-facto control.

There may be de-facto control where the relative size of voting rights held by the Group in an entity in relation to the size and dilution of other shareholders gives the Group power to define the relevant activities of such entity.

Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are deconsolidated from the date control ceases.

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

2.
Summary of significant accounting policies (Continued)

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

The Group recognizes any non-controlling interest in the acquiree on an acquisition-by-acquisition basis either at fair value or at the non-controlling interest’s proportionate share of the acquirer’s net assets. The Group chooses the method to be used on case-by-case basis.

The amount by which the aggregate of the fair value of consideration transferred, the acquisition date fair value of the Company's previously held interest and any non-controlling interest exceeds the fair value of the assets and liabilities acquired is recorded as goodwill. If the total of consideration transferred, non-controlling interest recognized and previously held interest measured is less than the fair value of the net assets of the subsidiary acquired in the case of a bargain purchase, the difference is recognized directly in the consolidated statements of comprehensive income as "Bargain purchase gains".

Inter-company transactions, balances and unrealized gains on transactions between or among group companies are eliminated. Unrealized losses are also eliminated. Accounting policies of subsidiaries are changed where necessary to ensure consistency with the policies adopted by the Group. The majority of subsidiaries have the same year-end as the Group, however, a small number of subsidiaries have non-coterminous year-ends. In these circumstances, special-purpose financial statements prepared as of June 30 of each year are used for purposes of the Group consolidation.

The Group conducts its business through several operating and holding subsidiaries. Unless otherwise stated, the subsidiaries listed below have share capital consisting solely of ordinary shares, which are held directly by the Group and the proportion of ownership interests held is equal to the voting rights held by the Group. The country of incorporation or registration is also their place of business.

			June 30, 2017		June 30, 2016
Name of the entity	Place of business / Country of incorporation	Principal activities	% of ownership interest held by the group	% of ownership interest held by non-controlling interest	% of ownership interest held by the group	% of ownership interest held by non-controlling interest

Arcos del Gourmet S.A.	Argentina	Real estate	90.00%	10.00%	90.00%	10.00%
Emprendimiento Recoleta S.A.	Argentina	Real estate	53.68%	46.32%	53.68%	46.32%
Fibesa S.A.	Argentina	Real estate	100.00%	-	100.00%	-
Panamerican Mall S.A.	Argentina	Real estate	80.00%	20.00%	80.00%	20.00%
Shopping Neuquén S.A.	Argentina	Real estate	99.92%	0.08%	99.14%	0.86%
Torodur S.A.	Uruguay	Investment	100.00%	-	100.00%	-
Entertaiment Holdings S.A.	Argentina	Real estate	70.00%	30.00%	-	-

2.
Summary of significant accounting policies (Continued)

The Group takes into account both quantitative and qualitative aspects in order to determine which non-controlling interests in subsidiaries are considered significant. In quantitative terms, the Group considers significant those investments that individually represent at least 20% of the total equity attributable to non-controlling interest in subsidiaries at the each year-end. Therefore, in qualitative terms, the Group considers, among other factors, the specific risks to which each company is exposed, their returns and the importance that each of them has for the Group.

Summarized financial information on subsidiaries with material non-controlling interests and other information are included in Note 7.

(b)
Changes in ownership interests in subsidiaries without change of control

Transactions with non-controlling interests that do not result in loss of control are accounted for as equity transactions, that is to say as transactions with the owners in their capacity as owners. The amount recorded is the difference between the fair value of any consideration paid and/or collected and the relevant share acquired and/or transferred of the carrying value of net assets of the subsidiary.

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

2.
Summary of significant accounting policies (Continued)

The Group’s share of post-acquisition profit or loss is recognized in the consolidated statements of comprehensive income, and its share of post acquisition movements is recognized in other comprehensive income with a corresponding adjustment to the carrying amount of the investment. When the Group’s share of losses in an associate equals or exceeds its interest in the associate, including any other unsecured receivables, the Group does not recognize further losses, unless it has incurred legal or constructive obligations or made payments on behalf of the associate.

The Group determines at each reporting date whether there is any objective evidence that the investment in the associate is impaired. If this is the case, the Group calculates the amount of any impairment as the difference between the recoverable amount of the associate and its carrying value and recognizes the amount adjacent to “share of profit of associates and joint ventures” in the Statements of comprehensive income.

Profits and losses resulting from upstream and downstream transactions between the Group and its associate are recognized in the Group’s financial statements only to the extent of any unrelated investor’s interests in the associates. Unrealized losses are eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of associates have been changed where necessary to ensure consistency with the policies adopted by the Group.

For purposes of including the earnings of associates by applying the equity method, the Group uses financial statements of the associates as of the same date or a later date, provided the difference between the reporting date of the associate and that of the Group is not longer than three months. In these cases, the Group assesses and adjusts the results of such associates for material transactions or other material events occurred during the interim period.

The Group takes into account both quantitative and qualitative aspects in order to determine which non-controlling interests in associates are considered significant. In quantitative terms, investments that individually represent at least 20% of equity in earnings of joint ventures in the consolidated statements of comprehensive income and, simultaneously, at least 20% of all investments in joint ventures total equity attributable to non-controlling interest in associates at the each year-end are considered significant. Therefore, in qualitative terms, the Group considers, among other factors, the specific risks to which each company is exposed, their returns and the importance that each company has for the Group.

Summarized financial information and other information for associates is included in Note 9.

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

Investments in joint ventures are accounted for under the equity method. Under the equity method of accounting, interests in joint ventures are initially recognized in the consolidated statement of financial position at cost and adjusted thereafter to recognize the Group’s share of the post-acquisition of profits or losses and movements in other comprehensive income in the consolidated statements of comprehensive income and in other comprehensive income, respectively.

When the Group’s share of losses in a joint venture equals or exceeds its interests in the joint ventures (which includes any long-term interests that, in substance, form part of the Group’s net investment in the joint ventures), the Group does not recognize further losses, unless it has incurred obligations or made payments on behalf of the joint ventures.

The Group determines at each reporting date whether there is any objective evidence that the investment in a joint venture is impaired. If this is the case, the Group calculates the amount of impairment as the difference between the recoverable amount of the joint venture and its carrying value and recognizes the amount adjacent to share of profit of associates and joint ventures in the statements of comprehensive income.

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

2.
Summary of significant accounting policies (Continued)

The Group takes into account both quantitative and qualitative aspects in order to determine which non-controlling interests in joint ventures are considered significant. In quantitative terms, the investments that individually represent at least 20% of equity in earnings of joint ventures in the consolidated statements of comprehensive income and, simultaneously, at least 20% the total equity attributable to non-controlling interest in joint ventures at the each year-end are considered significant. Therefore, in qualitative terms the Group considers, among other factors, the specific risks to which each company is exposed to, their returns and the importance that each company has for the Group.

Summarized financial information and other information for significant joint ventures is included in Note 8.

2.4.
Segment reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the Chief Operating Decision Maker (“CODM”) the Group’s Executive Committee. This CODM is responsible for allocating resources and assessing performance of the operating segments. The operating segments are described in Note 6.

2.5.
Foreign currency translation

(a)
Functional and presentation currency

Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (‘the functional currency’). These Financial Statements are presented in Argentine Pesos, which is the Group’s presentation currency.

(b)
Transactions and balances in foreign currency

Foreign currency transactions are translated into Argentine Pesos using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the profit or loss for the year.

Foreign exchange gains and losses are presented in the statements of comprehensive income within finance income and finance costs, as appropriate, unless they are capitalized as explained in Note 2.19.

2.
Summary of significant accounting policies (Continued)

2.6.
Investment properties

Investment properties are those properties owned by the Group that are held either to earn long-term rental income or for capital appreciation and that are not occupied by the Group for its own operations. Properties occupied by associates or joint ventures are accounted for as investment properties in these Consolidated Financial Statements.

Investment property also includes properties that are being constructed or developed for future use as investment property. The Group also classifies land whose future use has not been determined yet as investment property.

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

The Group’s investment properties primarily comprise the Group’s portfolio of shopping malls and offices, certain property under development and other undeveloped land.

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

2.
Summary of significant accounting policies (Continued)

Borrowing costs associated with properties under development or undergoing major refurbishment are capitalized. The finance cost capitalized is calculated using the Group’s weighted average cost of borrowings after adjusting for borrowings associated with specific developments. Where borrowings are associated with specific developments, the amount capitalized is the gross interest incurred on those borrowings less any investment income arising on their temporary investment. Finance cost is capitalized from the commencement of the development work until the date of practical completion. The capitalization of finance costs is suspended if there are prolonged periods when development activity is interrupted. Finance cost is also capitalized on the purchase cost of land or property acquired specifically for redevelopment in the short term but only when activities necessary to prepare the asset for redevelopment are in progress.

After initial recognition, investment property is carried at fair value. Investment property that is being redeveloped for continuing use as investment property or for which the market has become less active, continues to be measured at fair value. Investment properties under construction are measured at fair value if the fair value is considered to be reliably determinable. Investment properties under construction for which the fair value cannot be determined reliably, but for which the Group expects that the fair value of the property will be reliably determinable when construction is completed, are measured at cost less impairment until the fair value becomes reliably determinable or construction is completed, whichever is earlier.

Fair values are determined differently depending on the type of property being measured.

Generally, fair value of office buildings and land reserves is based on active market prices, adjusted, if necessary, for differences in the nature, location or condition of the specific asset. If this information is not available, the Group uses alternative valuation methods, such as recent prices on less active markets or discounted cash flow projections (Level 2).

The fair value of the Group’s portfolio of Shopping Malls is based on discounted cash flow projections. This method of valuation is commonly used in the shopping mall industry in the region where the Group conducts its operations (Level 3).

2.
Summary of significant accounting policies (Continued)

As required by Resolution 576/10 of the CNV, valuations are performed as of the financial position date by accredited professional appraisers who have recognized and relevant professional qualifications and have recent experience in the location and category of the investment property being valued. These valuations form the basis for the carrying amounts in the consolidated financial statements. The fair value of investment property reflects, among other things, rental income from current leases and other assumptions market participants would make when pricing the property under current market conditions.

Subsequent expenditure is capitalized to the asset’s carrying amount only when it is probable that future economic benefits associated with the expenditure will flow to the Group and the cost of the asset can be measured reliably. All other repairs and maintenance costs are expensed when incurred. When part of an investment property is replaced, the carrying amount of the replaced part is derecognized.

Changes in fair values are recognized in the consolidated statements of comprehensive income under the line item “Net gain from fair value adjustments of investment properties”.

Asset transfers, including assets classified as investments properties which are reclassified under other items or vice-versa, may only be carried out when there is a change of use evidenced by: a) commencement of occupation of real property by the Group, where investment property is transferred to property, plant and equipment; b) commencement of development activities for sale purposes, where investment property is transferred to property for sale; c) the end of Group occupation, where it is transferred from Property, plant and equipment to investment properties; or d) commencement of an operating lease transaction with a third party, where properties for sale are transferred to investment property. The value of the transfer is the one that the property had at the time of the transfer and subsequently is valued in accordance with the accounting policy related to the item.

The Group may sell its investment property when it considers they are not core to its ongoing rental business activities. Where the Group disposes of a property at fair value in an arm’s length transaction, the carrying value immediately prior to the sale is adjusted to the transaction price, and the adjustment is recorded in the other comprehensive consolidated statements of comprehensive income in the line “Net gain from fair value adjustments of investment properties”.

Investment properties are derecognized when they are disposed of or when they are permanently withdrawn from use and no future economic benefits are expected to arise from their disposal. The disposal of properties is recognized when the significant risks and rewards have been transferred to the buyer. As for unconditional agreements, proceeds are recognized when legal title to property passes to the buyer and the buyer intends to make the respective payment therefor. In the case of conditional agreements, the disposal is accounted for where such conditions have been met. Where consideration receivable for the sale of the properties is deferred, it is discounted to present value.

2.
Summary of significant accounting policies (Continued)

The difference between the discounted amount and the amount receivable is treated as interest income and recognized over the period using the effective interest method. Direct expenses related to the sale are recognized in the line "other operating results, net" in the consolidated statements of comprehensive income at the time they are incurred.

2.7.
Property, plant and equipment

This category primarily comprises buildings or portions of a building used for administrative purposes, machines, computers and other equipment, motor vehicles, furniture, fixtures and fittings and improvements to the Group’s corporate offices.

All property, plant and equipment (“PPE”) is stated at historical cost less depreciation and accumulated impairment, if any. Historical cost includes expenditure that is directly attributable to the acquisition of the items. For properties under development, capitalization of costs includes not only financial costs, but also all costs directly attributable to works in process, from commencement of construction until it is completed and property is in conditions to start operating. Capitalized costs include mainly the part attributable to third-party service costs, as well as the materials necessary for construction. Capitalization of such costs ceases when the property reaches the operating conditions indicated above.

Borrowing costs are directly incurred for the purpose of acquiring, constructing or producing a qualifying PPE are capitalized as part of its cost. A qualifying PPE is an asset that necessarily takes a substantial period of time to get ready for its intended use. Borrowing costs are capitalized during the period of construction or production of the eligible asset; such capitalization ceases once the necessary activities for the asset to have the intended use have been completed, or else capitalization is suspended while construction activity is suspended.

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. Such costs may include the cost of improvements and replacement of parts as they meet the conditions to be capitalized the carrying amount of those parts that are replaced is derecognized. Repairs and maintenance are charged to the consolidated statements of comprehensive income during the financial period in which they are incurred. Depreciation, based on a component approach, is calculated using the straight-line method to allocate the cost over the assets’ estimated useful lives.

2.
Summary of significant accounting policies (Continued)

As of June 30, 2017 useful lives are as follows:

Other buildings and facilities	Between 5 and 22 years
Furniture and fixtures	10 years
Machinery and equipment	Between 3 and 10 years
Vehicles	5 years
Other	3 years

As of each period-end, an evaluation is performed to determine the existence of indicators of any decrease in recoverable value or useful life of assets. If there are any indicators, the recoverable amount and/or residual useful life of impaired asset(s) is estimated, and an impairment adjustment is made, if applicable. As of each year-end, the residual useful life of assets is estimated and adjusted, if necessary.

An asset’s carrying amount is written down immediately to its recoverable amount if its carrying amount is greater than its estimated recoverable amount (see Note 2.10.).

Gains from the sale of these assets are recognized when the significant risks and rewards have been transferred to the buyer. This will normally take place on unconditional exchange, generally when legal title passes to the buyer and it is probable that the buyer will pay. For conditional exchanges, sales are recognized when these conditions are satisfied.

Gains and losses on disposals are determined by comparing the proceeds, net of direct expenses related to those proceeds, with carrying amount at the date of each transaction. Gains and losses from the disposal of property, plant and equipment items are recognized within “Other operating results, net” in the consolidated statements of comprehensive income.

2.8.
Leases

Leases are classified at their inception as either operating or finance leases based on the economic substance of the agreement.

A Group company is the lessor: Operating lease – properties leased to tenants under operating leases are included in “Investment properties” in the statements of financial position. See Note 2.25 for the recognition of rental income.

Finance lease – the Group does not have any finance leases.

A Group company is the lessee: Operating lease – leases in which substantially all risks and rewards of ownership are retained by another party, as lessor, are classified as operating leases.

2.
Summary of significant accounting policies (Continued)

Payments, including prepayments, made under operating leases (net of any incentives received from the lessor) are charged to the consolidated statements of comprehensive income on a straight-line basis over the period of the lease. Significant leases where the Group acts as lessee under operating leases mainly include principal offices.

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

At acquisition goodwill is allocated to those cash generating units expected to benefit from the acquisition for the purpose of impairment (see Note 2.10.). Following initial recognition, goodwill is measured at cost less any accumulated impairment losses. Goodwill arising on the acquisition of subsidiaries is included within “Intangible assets” in the statements of financial position.

Goodwill may also arise upon investments in associates and joint ventures, being the surplus of the cost of investment over the Group’s share of the fair value of the net identifiable assets. Such goodwill is recorded within investments in associates or joint ventures.

Goodwill is not amortized but tested for impairment at each fiscal year end, or more frequently if there is an indication of impairment.

2.
Summary of significant accounting policies (Continued)

(b)
Software

Acquired computer software licenses are capitalized on the basis of the costs incurred to acquire and bring to use the specific software. These costs are amortized over their estimated useful lives of 3 years.

Costs associated with maintaining computer software programs are recognized as an expense as incurred. Development costs that are directly attributable to the design and testing of identifiable and unique software products controlled by the Group are recognized as intangible assets when the following criteria are met: (i) it is technically feasible to complete the software product so that it will be available for use; (ii) management intends to complete the software product and use or sell it;(iii) there is an ability to use or sell the software product; (iv) it can be demonstrated how the software product will generate probable future economic benefits; (v) adequate technical, financial and other resources to complete the development and to use or sell the software product are available; and (vi) the expenditure attributable to the software product during its development can be reliably measured.

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

The Arcos land and attached facilities is owned by Administration of Railway Infrastructure (“ADIF”, as per its Spanish acronym), a governmental agency created for the management of certain State’s properties, particularly assets pertaining to the railway system. Arcos are the old warehouse and adjacent spaces below the tracks of the San Martin railway lines. The right was acquired as part of the Arcos acquisition and is carried at acquisition cost less accumulated amortization. Amortization is calculated using the straight-line method over the period in which the economic benefits of use accrue. The Group must pay ADIF a fee on a monthly basis.

2.
Summary of significant accounting policies (Continued)

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

2.10.
Impairment of assets

(a)
Goodwill

For the purpose of impairment testing, assets are grouped at the lowest levels for which there are separately identifiable cash flows, referred to as cash-generating units. In order to determine whether any impairment loss should be recognized, the book value of cash-generating units or cash generating unit groups is compared against its recoverable value. Net book value of cash-generating units and cash generating unit groups include goodwill and assets with limited useful life (such as, investment properties, property, plant and equipment, intangible assets and working capital).

If the recoverable amount of the cash-generating unit is less than the carrying amount of the unit, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the unit and then to the other assets of the unit pro rata on the basis of the carrying amount of each asset in the unit. Impairment losses recognized for goodwill are included in the statements of comprehensive income and are not reversed in a subsequent period.

The recoverable amount of a cash-generating unit is the higher of fair value less costs-to-sell and value-in-use. The fair value is the amount at which a cash-generating unit may be sold in a current transaction between unrelated, willing and duly informed parties. Value-in-use is the present value of all estimated future cash flows expected to be derived from cash-generating units or cash-generating unit groups.

(b)
Properties, plant and equipment and defined-lived intangible assets

At the date of each statement of financial position, the Group reviews the carrying amounts of its property, plant and equipment, and limited-duration intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent, if any, of the impairment loss.

2.
Summary of significant accounting policies (Continued)

When the asset does not generate cash flows independently of other assets, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs.

If the recoverable amount of an asset or cash-generating unit is estimated to be less than its carrying amount, the carrying amount of the asset or cash-generating unit is reduced to its recoverable amount. An impairment loss is recognized immediately in the statements of comprehensive income.

Assets or cash-generating units that have suffered an impairment loss are revised as of each year-end date to assess a potential reversal of such impairment. The impairment loss recognized in prior fiscal years may only be reversed if there has been a change in the estimates used to assess the recoverable value of assets or the cash-generating unit since the recognition of the impairment loss.

Where an impairment loss subsequently reverses the carrying amount of the asset or cash-generating unit is increased to the revised estimate of its recoverable amount, not to exceed the carrying amount that would have been determined if no impairment loss had been recognized for the asset or cash-generating unit in prior years. A reversal of an impairment loss is recognized in the statements of comprehensive income.

2.11.
Trading properties

Trading properties comprise those properties either intended for sale or in the process of construction for sale. Trading properties are carried at the lower of cost and net realizable value. Where there is a change in use of investment properties evidenced by the commencement of development with a view to sale, the properties are reclassified as trading properties at cost, which is the carrying value at the date of change in use. They are subsequently carried at the lower of cost and net realizable value.

Cost comprises all direct costs of purchase, costs of conversion and other costs incurred in bringing the trading properties to their present location and condition.

Borrowing costs incurred for the purpose of acquiring, constructing or producing a qualifying trading property are capitalized as part of its cost. A qualifying trading property is an asset that necessarily takes a substantial period of time to get ready for its intended use. Borrowing costs are capitalized while acquisition, construction or production is underway and cease once the asset is substantially complete or suspended if development of the asset is suspended.

2.
Summary of significant accounting policies (Continued)

Net realizable value is the estimated selling price of a property in the ordinary course of business less costs to complete and selling expenses. If the net realizable value is lower than the carrying amount, a write-down is recognized in the amount by which the carrying amount exceeds its net realizable value. Write-downs are reversed when circumstances that caused the write-down cease to exist, or when net realizable value increases.

2.12.
Inventories

Inventories mainly include materials, supplies or other assets required to offer different services.

Supplies and other of materials and assets classified in this category are measured at the lower of cost or net realizable value. The cost of supplies, materials and other assets is determined using the weighted average cost method.

2.13.
Financial instruments

(a)
Classification

The Group classifies financial assets in the following categories: those to be measured at fair value and those to be measured at amortized cost. This classification depends on whether the financial asset is a debt or equity instrument.

Debt instruments

(i)       Financial assets at amortized cost

A debt instrument is classified at amortized cost only if both of the following criteria are met: i) the objective of the Group’s business model is to hold the asset to collect the contractual cash flows; and (ii) the contractual terms give rise on specified dates to cash derived solely from payments of principal and interest due on the principal outstanding. The nature of any derivatives embedded in the debt instrument are considered in determining whether the cash flows of the instrument are derived solely from payment of principal and interest due on the principal outstanding and are not accounted for separately.

At fiscal year-end, the Group’s financial assets at amortized cost comprise items of cash, trade and other receivables.

2.
Summary of significant accounting policies (Continued)

(ii)           Financial assets at fair value through profit or loss

If either of the two criteria above is not met, the debt instrument is classified at “fair value through profit or loss”. The Group has not designated any debt investment as measured at fair value through profit or loss to eliminate or significantly reduce an accounting mismatch.

Changes in fair values and gains from disposal of financial assets at fair value through profit or loss are recorded within “Financial results, net” in the statements of comprehensive income.

At year-end, the Group’s financial assets at fair value through profit or loss comprise mutual funds, government bonds, non-convertible notes, public companies and ETF funds.

Equity instruments

All equity instruments, which are neither subsidiaries, associate companies nor joint ventures of the Group, are measured at fair value. Equity investments that are held for trading are measured at fair value through profit or loss. For all other equity investments, the Group can make an irrevocable election at initial recognition to recognize changes in fair value through other comprehensive income rather than profit or loss.

The Group decided to recognize changes in fair value of equity instruments through changes in profit or loss.

Changes in fair values and results from disposal of equity investments at fair value through profit or loss and dividends income are recorded within ”Financial results, net” in the statements of comprehensive income.

(b)
Recognition and measurement

Regular purchases and sales of financial assets are recognized on the trade date–the date on which the Group commits to purchase or sell the asset. Financial assets are derecognized when the rights to receive cash flows from the investments have expired or have been transferred and the Group has transferred substantially all risks and rewards of ownership.

2.
Summary of significant accounting policies (Continued)

At initial recognition, the Group measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss, transaction costs that are directly attributable to the acquisition of the financial asset. Transaction costs of financial assets carried at fair value through profit or loss are expensed in the statements of comprehensive income.

Results on debt instruments measured at amortized cost and not identified for hedging purposes are charged to income where the financial assets are derecognized or an impairment loss is recognized and during the amortization process under the effective interest method.

All equity investments, which are neither subsidiaries associate companies nor joint venture of the Group, are measured at fair value.

The Group is required to reclassify all affected investments in debt instruments when and only when its business model for managing those assets changes.

(c)
Impairment of financial assets

The Group assesses at the end of each reporting period whether there is objective evidence that a financial asset or group of financial assets measured at amortized cost is impaired. A financial asset or a group of financial assets is impaired and impairment losses are incurred only if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a ‘loss event’) and that loss event (or events) can be reliably estimated.

Evidence of impairment may include indications that the debtors or a group of debtors is experiencing significant financial difficulties, defaults or delinquency in interest or principal payments, the probability that they will enter bankruptcy or other financial reorganization, and where observable data indicate that there is a measurable decrease in the estimated future cash flows.

The amount of the impairment is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset’s original effective interest rate. The carrying amount of the asset is reduced and the amount of the loss is recognized in the consolidated statements of comprehensive income. As a practical expedient, the Group may measure impairment on the basis of an instrument’s fair value using an observable market price. If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the reversal of the previously recognized impairment loss is recognized in the consolidated statements of comprehensive income.

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

2.14.
Derivative financial instruments and hedging activities

Derivative financial instruments are initially recognized at fair value. The method of recognizing the resulting gain or loss depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged.

The Group manages exposures to various risks using hedging instruments that provide the appropriate economic outcome. The Group does not use derivative financial instruments for speculative purposes. To date, the Group has used future and forward contracts, as appropriate.

The Group’s policy is to apply hedge accounting to hedging relationships where it is permissible under IFRS 9, practical to do so and its application reduces volatility, but transactions that may be effective hedges in economic terms may not always qualify for hedge accounting under IFRS 9. To date the Group has not applied hedge accounting to any of its derivative financial instruments. Trading derivatives are classified as a current asset or liability on the statement of financial position. Gains and losses on other derivatives are classified in “Financial results, net”, in the statements of comprehensive income.

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

The Group collectively evaluates for impairment smaller-balance homogeneous receivables, which are grouped on the basis of similar risk characteristics, taking into account asset type, collateral type, past-due status and other relevant factors. The Group applies allowance factors, which in the judgment of management represent the expected losses over the life of the receivables. In determining those factors, the Group considers the following: (i) delinquencies of the credits, (ii) loss history and the general behaviour of clients, (iii) trends in volume and terms of receivables, (iv) the experience and depth of the debtors’ management, (v) national and local economic trends, (vi) concentrations of credit by individual credit size and by class of receivable, and (vii) the effect of other external factors.

The amount of the provision for doubtful accounts is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the original effective interest rate. The carrying amount of the asset is reduced through the use of an allowance account, and the amount of the loss is recognized in the statements of comprehensive income within “Selling expenses”. Subsequent recoveries of amounts previously written off are credited against “Selling expenses” in the statements of comprehensive income.

2.16.
Trade and other payables

Trade payables are initially recognized at fair value and subsequently measured at amortized cost using the effective interest method.

2.17.
Tenant deposits

The Group generally obtains deposits from tenants as a guarantee for returning the property at the end of the lease term in a specified good condition or for the lease payments for a period of generally 3 years. The deposits are generally equivalent to one month of lease rentals. Such deposits are treated as both a financial asset and a financial liability in accordance with IFRS 9, and they are initially recognized at fair value. The difference between fair value and cash received is considered to be part of the minimum lease payments received for the operating lease (refer to Note 2.25. for the recognition of rental income). The deposits are subsequently measured at amortized cost.

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

2.19.
Borrowing costs

General and specific borrowing costs (interest and foreign exchange differences) directly attributable to the acquisition, construction or production of qualifying assets, which are assets that necessarily take a substantial period of time to get ready for their intended use or sale, are added to the cost of those assets, until such time as the assets are substantially completed.

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

The amount of its accruals is based on up-to-date developments, estimates of the outcomes of the matters and legal counsel’s experience in contesting, litigating and settling matters. As the scope of the liabilities becomes better defined or more information is available, the Group may be required to change its estimates of future costs, which could have a material adverse effect on its results of operations and financial condition or liquidity.

Provisions are measured at the present value of the cash flows expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in provisions due to passage of time is recognized in the statements of comprehensive Income.

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

2.22.
Shared based payments

The Group operates an incentive plan, under which certain selected employees, directors and top management of IRSA Propiedades Comerciales S.A., IRSA and Cresud have a right to matching shares of IRSA and Cresud, although they must hold their purchased shares and remain with the employer entity for a specified period of time.

The fair value of the equity settled awards is measured at the date of grant. Management measures the fair value using the valuation technique that it considers to be the most appropriate to value each class of award. Methods used may include Black-Scholes calculations or other models as appropriate. The valuations take into account factors such as non-transferability, exercise restrictions and behavioural considerations.

The fair value of the share-based payment is recognized in the statements of comprehensive income under the straight-line method over the vesting period in which the right to receive shares of IRSA and Cresud becomes irrevocable (“vesting period”); such value is based on the best available estimate of the number of shares expected to vest.

2.
Summary of significant accounting policies (Continued)

Such estimate is revised if subsequent information becomes available indicating that the number of shares expected to vest differs from original estimates.

2.23.
Current income tax, deferred income tax and minimum presumed income tax

Tax expense for the year comprises the charge for tax currently payable and deferred taxation. Tax is recognized in the statement of income, except to the extent that it relates to items recognized in other comprehensive income or directly in equity, in which case, the tax is also recognized in other comprehensive income or directly in equity, respectively.

Current income tax charge is calculated on the basis of the tax laws enacted or substantially enacted at the date of the statement of financial position in the countries where the Company and its subsidiaries operate and generate taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. The Group establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.

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

2.
Summary of significant accounting policies (Continued)

Entities in Argentina are subject to the Minimum Presumed Income Tax (“MPIT”). Pursuant to this tax regime, an entity is required to pay the greater of the income tax or the MPIT. The MPIT provision is calculated on an individual entity basis at the statutory asset tax rate of 1% and is based upon the taxable assets of each company as of the end of the year, as defined by Argentine law. Any excess of the MPIT over the income tax may be carried forward and recognized as a tax credit against future income taxes payable over a 10-year period. When the Group assesses that it is probable that it will use the MPIT payment against future taxable income tax charges within the applicable 10-year period, the Group recognizes the MPIT as a current or non-current receivable, as applicable, within “Trade and other receivables” in the statements of financial position.

Minimum presumed income tax was repealed by a) Law No. 27,260 in section 76 for the annual periods beginning on January 1, 2019 and b) by Law No. 27,264 in section 5 for the annual periods beginning on January 1, 2017.

In this respect, considering recent Instruction No. 2 issued by the Federal Administration of Public Revenue (AFIP), if the Company posts financial and tax losses, no provision for income tax would be recorded.

2.24.
Cash and cash equivalents

Cash and cash equivalents includes cash on hand, deposits held with banks, and other short-term highly liquid investments with original maturities of three months or less. Cash equivalents do not include bank overdrafts.

2.25.
Revenue recognition

Revenue from Group’s activities is principally derived from business activities carried out in shopping malls and in rental buildings and mainly include rental income from shopping mall properties and offices leased under operating leases, admission rights, commissions and revenue from several services provided to the Group’s lessees.

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

2.
Summary of significant accounting policies (Continued)

●
Shopping malls portfolio

Primarily comprises rental income from shopping mall properties lease out over operating leases, admission rights, commissions and revenue from several services provided to the Group’s lessees.

The Argentine Civil and Commercial Code section 1221 provides that tenants may rescind commercial lease within the initial six months by means of written notification. If option is used within the first year of the lease, the Tenant shall pay the Lessor, as compensation, the equivalent of one-and-a-half month’s rent, and one month’s rent if the tenant makes use of the option after that period. Given that the rule does not provide for advance notice, Lease Agreements include a provision whereby the lessee must give at least 60 days advance notice of its intention to terminate the lease. The exercise of such early termination could materially and adversely affect the Group.

The Group analyzed the definition of leasing term in IAS 17 wich provides that a non-cancellable lease is a lease that is cancellable only (a) upon the occurrence of some remote contingency, (b) with the permission of the lessor, (c) if the lessee enters into a new lease with the same lessor or (d) upon payment by the lessee of such an additional amount that, at inception of the lease, continuation of the lease is reasonably certain.

The Group has determined that, in all operating leases, the lease term for accounting purposes matches the term of the contract. The Group concluded that, even though a lease is cancellable under law, tenants would incur significant “economic penalties” if the leases are terminated prior to expiry. The Group considered that these economic penalties are of such amount that continuation of the lease contracts by tenants appears to be reasonably certain at the inception of the respective agreements. The Group reached this conclusion based on factors such as: (i) the strategic geographical location and accessibility to customers of the Group’s investment properties; (ii) the nature and tenure of tenants (mostly well-known local and international retail chains);(iii) limited availability of identical revenue-producing space in the areas where the Group’s investment properties are located; (iv) the tenants’ brand image and other competitive considerations; (v) tenants’ significant expenses incurred in renovation, maintenance and improvements on the leased space to fit their own image; (vi) the majority of the Group’s tenants only have stores in shopping malls with a few or none street stores.

Lessees of shopping malls are generally required to pay the higher of: (i) a base monthly rent (the “Base Rent”) and (ii) a specific percentage of gross monthly sales recorded by the Lessee (the “Contingent Rent”), which generally ranges between 3% and 12% of gross sales. Moreover, in accordance with agreements entered into for most locations, the Base Rent is subject to scheduled increases, typically between 18% and 24% per year over the term of the lease.

2.
Summary of significant accounting policies (Continued)

In addition, some lease contracts include provisions that set forth variable rent based on specific volumes of sales and other types of ratios.

Rental income from shopping mall properties leased out under operating leases is recognized in the consolidated statements of comprehensive income on a straight-line basis over the term of the leases. When lease incentives are granted, they are recognized as an integral part of the net consideration for the use of the property and are therefore recognized on the same straight-line basis.

Contingent rents, being lease payments that are not fixed at the inception of a lease, are recorded as income in the periods in which they are known and can be determined. Rent reviews are recognized when such reviews have been agreed with tenants.

Tenants in the Group’s shopping mall are also generally charged a non-refundable admission right upon entering a lease contract or renewing an existing one. Admission rights are treated as additional rental income and recognized in the statement of comprehensive income under a straight-line basis over the term of the respective lease agreement.

The Group acts as its own leasing agent for arranging and closing lease agreements in its shopping malls properties and consequently earns letting fees. Letting fees are paid by tenants upon the successful closing of an agreement. A transaction is considered successfully concluded when both parties have signed the related lease contract. Letting fees received by the Group are treated as additional rental income and are recognized in the statement of comprehensive income on a straight-line basis over the term of the lease agreements.

Lease contracts also provide that common area maintenance (“CAM”) of the Group’s shopping malls are borne by the corresponding lessees, generally on a proportionally basis. These common area service charges (“CAM”) include all such expenses convenient and necessary for various purposes including, but not limited to, the operation, maintenance, management, safety, preservation, repair, supervision, insurance and enhancement of the shopping malls. The lessor is responsible for determining the need and suitability of incurring a common area service charge. The Group makes the original payment for such expenses, which are then reimbursed by the lessees. The Group considered that it acts as a principal in these cases.

Service charge income is presented separately from property operating expenses. Property operating expenses are expensed as incurred.

Under the lease contracts entered into, lessees also agree to participate in collective promotion funds (“CPF”) to be used in advertising and promoting the Group’s shopping malls. Each lessee’s participation is generally calculated as a percentage of the monthly rent accrued.

2.
Summary of significant accounting policies (Continued)

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

Rental income from office and other rental properties leased out under operating leases is recognized in the consolidated statements of comprehensive income on a straight-line basis over the term of the leases (‘rent averaging’). When lease incentives are granted, they are recognized as an integral part of the net consideration for the use of the property and are therefore recognized on the same straight-line basis.

Contingent rents, are recorded as income in the periods in which they are collected. Rent reviews are recognized when such reviews have been agreed with tenants.

Lease contracts also provide that common area service charges of the Group’s office and other rental properties are borne by the corresponding lessees, generally on a proportionally basis. These common area service charges include all such expenses convenient and necessary for various purposes including, but not limited to, the operation, maintenance, management, safety, preservation, repair, supervision, insurance and enhancement of the shopping malls. The Group acts as the management of rental properties. The Group makes the original payment for such expenses, which are then reimbursed by the lessees. The Group considered that it acts as a principal in these cases. The Group accrues reimbursements from tenants for recoverable portions of all these expenses as service charge revenue in the period the applicable expenditures are incurred and is presented separately from property operating expenses. Property operating expenses are expensed as incurred.

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

2.
Summary of significant accounting policies (Continued)

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

The Group also enters into barter transactions where the Group normally exchanges undeveloped parcels of land with third-party developers for future property to be constructed on the bartered land and on occasion, the Group also receives cash as part of the transactions. Legal title to the land together with all risks and rewards of ownership are transferred to the developer upon sale. The Group generally requires the developer to issue insurances or to mortgage the land in favor of the Group as performance guarantee. In the event the developer does not fulfil its obligations, the Group forecloses on the land through the execution of the mortgage or the surety insurances, together with a cash penalty.

The Group determines that its barter transactions have commercial substance and that the conditions for revenue recognition on the transfer of land are met at the time the transaction takes place. Revenue is then recognized at the fair value of the goods delivered, adjusted by the amount of cash received, if any. In exchange for the land given up, the Group receives cash, if any, and an/or in-kind receivable. Such receivable is initially recognized at fair value but is not subsequently remeasured. In exchange for the land given up, the Group receives cash and/or a right to receive future units to be constructed in land under barter transactions. The in-kind receivable is initially recognized at cost (being the fair value of the transferred land) as an intangible asset in the statements of financial position named “Right to receive future units (Barter transactions)”. The mentioned intangible asset is not adjusted in subsequent years unless there is a sign of impairment.

The Group may sell the residential apartments to third-party homebuyers once they are finalized and transferred from the developer. In these circumstances, revenue is recognized when the significant risks and rewards are transferred to the buyer. This will normally take place when the deeds of title are transferred to the homebuyer.

2.
Summary of significant accounting policies (Continued)

However, the Group may market residential apartments during construction or even before construction commences. In these situations, buyers generally surrenders a down payment to the Group with the remaining amount being paid when the developer completes the property and transfers it to the Group, and the Group in turn transfers it to the buyer. In these cases, revenue is not recognized until the apartments are completed and the transaction is legally completed, that is when the apartments are transferred to the homebuyers and deeds of title are executed. This is because in the event the residential apartments are not completed by the developer and consequently not delivered to the homebuyer, the Group is contractually obligated to return to the homebuyer any down payment received plus a penalty amount. The Group may then seek legal remedy against the developer for non-performance of its obligations under the agreement. The Group exercised judgment and considers that the most significant risk associated with the asset the Group holds (i.e. the right to receive the apartments) consisting of the unfulfillment of the developer's obligations (i.e. to complete the construction of the apartments) has not been transferred to the homebuyers upon reception of the down payment.

2.26.
Share capital

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new ordinary shares or options are shown in equity as a deduction, net of tax, from the proceeds.

When any of Group’s subsidiaries purchase the Company’s equity share capital (treasury shares), the consideration paid, including any directly attributable incremental costs (net of tax) is deducted from equity attributable to the Company’s equity holders until the shares are cancelled or reissued. When such ordinary shares are subsequently reissued, any consideration received, net of any directly attributable incremental transaction costs and related income tax effects, is included in equity attributable to the Company’s equity holders.

Instruments issued by the Group that will be settled by the Company delivering a fixed number of its own equity instruments in exchange for a fixed amount of cash or another financial asset are classified as equity.

2.27.
Earnings per share

Earnings per share is calculated by dividing the profit for the year attributable to equity holders of the parent by the weighted average of common shares outstanding during the year. Diluted earnings per share is computed by dividing the profit for the year by the weighted average of common shares outstanding, and when dilutive, adjusted for the effect of all potentially dilutive shares, including share options, on an as-if converted basis.

2.
Summary of significant accounting policies (Continued)

In computing diluted earnings per share, income available to common shareholders used in the basic earnings per share calculation is adjusted to add back the after-tax amount of interest recognized in the year with respect to any debt convertible to common stock. The weighted-average number of common shares outstanding is adjusted to include the number of additional common shares that would have been outstanding if the dilutive potential common shares had been issued. Diluted earnings per share is based on the most advantageous conversion rate or exercise price over the entire term of the instrument from the standpoint of the security holder. The calculation of diluted earnings per share excludes potential common shares if their effect is anti-dilutive. See Note 31 for details.

2.28.
Dividend distribution

Cash dividend distribution to the Group’s shareholders is recognized as a liability in the period in which the dividends are approved. Such amounts have been recorded either under Retained Earnings, if already forfeited or under Trade and Other Payables, if not forfeited.

2.29.
Dividends income

Dividends earned are recorded when declared.

2.30.
Comparative information

The comparative information as of June 30, 2016 and 2015 included in these financial statements arises from the financial statements as of such dates modified and published on May 24, 2017.

During the fiscal year ended June 30, 2017 and 2016, there was a devaluation of the Argentine peso in relation to the US Dollar and other currencies that accounted for approximately 11% and 65%, respectively. This situation affects the comparability of figures disclosed in these Financial Statements, arising mainly from the impact of the exchange rate on our assets and liabilities in foreign currency.

2.31. Seasonal effects on operations

The operations of the Group’s shopping mall are subject to seasonal effects, which affect the level of sales recorded by tenants. During summer time (January and February), the tenants of shopping mall experience the lowest sales levels in comparison with the winter holidays (July) and during the period of Christmas’ Seasons (December) when they tend to record peaks of sales. Apparel stores generally change their collections during the spring and the fall, which impacts positively on shopping mall sales. Sale discounts at the end of each season also impact in the business. As a consequence, a higher level of revenues is generally expected in shopping mall operations during the second half of the year rather than the first.

3.
Acquisitions and disposals

Fiscal year ended as of June 30, 2017

Acquisition of control over Entertainment Holdings S.A. (EHSA)

In July 2016, the Group, through IRSA Propiedades Comerciales, acquired 20% shareholding in EHSA, a company where it already owned 50%. It also acquired 1.25% interest in Entretenimiento Universal S.A. (“ENUSA”). The amount paid for the acquisition was Ps. 53 million. As a result, the Group now holds 70% of the voting stock of EHSA.

EHSA holds, both directly and indirectly, 100% of the shares of OGDEN Argentina S.A. (“OASA”) and 95% of the shares of ENUSA.

OASA holds 50% of the voting stock of La Rural S.A. (“LRSA”), a company that holds the right to commercially operate the emblematic “Predio Ferial de Palermo” in the Autonomous City of Buenos Aires, where the Sociedad Rural Argentina (“SRA”) holds the remaining 50%.

The following chart shows the consideration, the fair value of the acquired assets, the assumed liabilities and the non-controlling interest as of the acquisition date.

July 2016
Fair value of the identifiable assets and the assumed liabilities:
Investments in joint ventures (Note 8)	(106,892)
Trade and other receivables	(97,167)
Borrowings	54,516
Deferred income tax (Note 22)	6,314
Income tax and minimum presumed income tax liabilities	1,060
Trade and other payables	13,375
Provisions (Note 23)	2,361
Cash and cash equivalents acquired	(6,902)
Total net identifiable assets	(133,335)
Non-controlling interest	40,004
Goodwill (Note 13)	(26,375)
Total	(119,706)
Interest held before business combination	66,658
Total consideration	(53,048)

3.
Acquisitions and disposals (Continued)

Purchase of Philips Building

On June 5, 2017, IRSA Propiedades Comerciales acquired the Philips Building located in Saavedra, Autonomous City of Buenos Aires, next to the DOT Shopping Mall. The building has a constructed area of 10,142 square meters and is intended for office development and lease. The acquisition price was USD 29 million, which was fully paid up as of June 30, 2017.

Furthermore, the Company has signed an agreement with the seller which allow them to remain leasing the building for a term of 7 months and 15 days, which is to expire automatically on January 19, 2018.

Sale of units in Intercontinental Building

IRSA Propiedades Comerciales sold 2,432 square meters corresponding to three floors of office and 24 parking lots in the Intercontinental Plaza building. The Company still holds 3,876 square meters profitable of the building. The consideration was USD 9 million, which was fully paid by the purchaser as of June 30, 2017.

Catalinas Tower

On November 16, 2016, IRSA signed an agreement with DYCASA S.A., the primary building contractor for the development of Catalinas Tower who, on November 29, 2016, started the corresponding works. The execution term is 28 months and completion is scheduled for March 2019. On April 6, 2016, IRSA Propiedades Comerciales has purchased from IRSA a portion of the future units to be built.

3.
Acquisitions and disposals (Continued)

Fiscal year ended June 30, 2016

Building office to be constructed owned by IRSA

On April 6, 2016, IRSA Propiedades Comerciales has acquired from its controlling company IRSA, 16,012 square meters corresponding to 14 floors (13 to 16 and 21 to 30) for purposes of long-term leasing and 142 parking spaces in the building to be built in the Catalina area in the City of Buenos Aires. The building to be constructed has a total gross leasing area of 35,468 square meters in 30 office floors and 316 parking lots in four undergrounds; possession is scheduled to be delivered in December 2019 and the conveyance deed is expected to be executed in December 2020.

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

Plot of land adjoining Shopping Alto Avellaneda

On December 30, 2015, the Group signed a purchase agreement –granting possession– for the acquisition of a plot of land of approximately 3,822 square meters located in Avellaneda, Province of Buenos Aires, for a potential enlargement of the shopping mall Alto Avellaneda. The transaction amounted to USD 2.0 million, out of which USD 1.3 million have been paid. The balance will be paid as follows: USD 0.2 million upon registration of the plan depicting the purchase object and USD 0.5 million upon delivery of the deed conveying title to the property.

Sale of units in Intercontinental Building

IRSA Propiedades Comerciales conveyed title to 6,814 square meters corresponding to 8 office floors, 64 parking lots and 3 storage units in the Intercontinental Plaza building to third parties. The Company still holds 6,308 square meters of the building. The total amount of the transactions was USD 37.5 million, which has already fully paid by the purchaser.

Fiscal year ended June 30, 2015

Plot of land in the province of córdoba
The Group acquired a building located in Villa Cabrera, Córdoba. The price was agreed upon at Ps. 3.1 million which has already been paid.

3.
Acquisitions and disposals (Continued)

Office buildings to our controlling company IRSA

On December 22, 2014, IRSA Propiedades Comerciales acquired from IRSA, 83,789 square meters of its premium office portfolio including the buildings República, Bouchard 710, Della Paolera 265, Intercontinental Plaza and Suipacha 652 and the “Intercontinental II” plot of land in order to consolidate a vehicle which main corporate purpose is to develop and operate commercial properties in Argentina.

The total amount of the transaction was USD 308 million, which have already been paid as of June 30, 2016.

Considering that the transaction has been carried out between entities under common control, the Group has chosen—as indicated in Note 2.3.a—to record this transaction under the acquisition method provided by IFRS 3 “Business Combinations”.

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

As of June 30, 2015, acquisition cost of assets was recognized in other operating results, net in the statement of comprehensive income for an amount of Ps. 58.6 million.

Income of Ps. 141.0 million generated by the portfolio of real property acquired on December 22, 2014 has been included in the statement of comprehensive income and recorded in the statement of comprehensive income under the line income from sales, rents and services.

If the acquisition had occurred at the beginning of fiscal year 2015, consolidated Pro-Forma revenue and profit for the year ended June 30, 2015 would have been Ps. 2,884.0 million and Ps. 632.6 million, respectively.

3.
Acquisitions and disposals (Continued)

Functional units in Intercontinental Plaza building

On May 5, 2015, the Company signed a bill of sale to transfer to a unrelated party, 8,470 square meters corresponding to 9 offices floors and 72 parking units at the Intercontinental Plaza building. The amount of the transaction was Ps. 376.4 million, which has already been paid in full by the purchaser.

On June 30, 2015, the title deed and conveyance of ownership of the units mentioned before was executed.
Equity interest in Avenida Inc.

On July 18, 2014, the Group, through Torodur S.A., exercised the warrant associated to this investment and consequently its interest in Avenida Inc. increased to 6,172,840 shares or 35.46% of Avenida’s capital stock. However, simultaneously, the Group’s holding was reduced to 23.01% as a result of the acquisition of 35.12% interest in Avenida by a new investor.

Subsequently, on September 2, Torodur S.A. sold 1,430,000 shares representing 5% of the Avenida Inc.’s capital stock in the amount of Ps. 19.1 million (USD 2.3 million), thus reducing the equity interest held by the Group to 17.68% of Avenida’s share capital. Such transaction generated a gain of Ps. 8.8 million included in “Other operation results, net” in the statement of comprehensive income.

As a result of the sale of the interest in Avenida, the Group has ceased to have significant influence in the Avenida’s officers and, as a result, has ceased to recognize the equity interest in Avenida Inc. as investment in associates and has considered it as a financial asset at fair value in the financial statements since June 30, 2015.

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

The Group’s risk management policies are implemented at all its subsidiaries companies in order to identify and analyze the risks faced by the Group, to set appropriate risk limits and controls to monitor risks and adherence to limits. Risk management policies and systems are reviewed regularly to reflect changes in market conditions and the Group’s activities. The Group’s management framework includes policies, procedures, limits and allowed types of derivative financial instruments.

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

4.
Financial Risk Management (Continued)

(a)
Market risk management

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. The Group’s market risks arise from open positions in foreign currencies, interest-bearing assets and liabilities, and risk of market price of equity securities, to the extent that these are exposed to general and specific market movements. The Group sets limits on the exposure to these risks that may be accepted, which are monitored on a regular basis.

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

4.
Financial Risk Management (Continued)

Financial instruments are only considered sensitive to foreign exchange rates where they are not in the functional currency of the entity that holds them. The following table shows the US dollar-denominated net amounts of the financial instruments for the years ended June 30, 2017 and 2016. All amounts are presented in Argentine Pesos, the presentation currency of the Group:

	Net monetary position liability
	June 30, 2017	June 30, 2016
Borrowing position with third parties	(5,267,356)	(4,589,000)
Lending position with related parties	315,194	1,258,392
Net monetary position	(4,952,162)	(3,330,608)

The Group estimates that, other factors being constant, a 10% appreciation of the US dollar against the Argentine Peso at year-end would decrease profit before income tax in an amount of Ps. 495,216 and Ps. 333,061 for the years ended June 30, 2017 and 2016, respectively. A 10% depreciation of the US dollar against the functional currencies would have an equal and opposite effect on the statement of comprehensive income.

This sensitivity analysis provides only a limited, point-in-time view of the sensitivity of the foreign exchange risk associated with Group’s financial instruments. The actual impact of the foreign exchange rate changes on the Group’s financial instruments may differ significantly from the impact shown in the sensitivity analysis.

Furthermore, the Group also uses derivative instruments, such as foreign currency forward contracts, to manage exposure to foreign exchange risk. As of June 30, 2017 and 2016 there were foreign-currency forward contracts in the amount of Ps. 4,950 and Ps. 2,857, respectively (See Note 21).

Interest rate risk

The Group is exposed to interest rate risk on its investments in debt instruments, short-term and long-term borrowings and derivative financial instruments.

The primary objective of the Group’s investment activities is to preserve principal while at the same time maximizing yields without significantly increasing risk. To achieve this objective, the Group diversifies its portfolio in accordance with the limits set by the Group. The Group maintains a portfolio of cash equivalents and short-term investments in a variety of securities, including both government and corporate obligations and money market funds and ETF funds.

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

As the Group’s investments in this type of financial instrument subject to this risk are not significant, changes in market interest rates do not have any significant direct effect on the Group’s income.

The Group’s interest rate risk principally arises from long-term borrowings (Note 20). Borrowings issued at floating rates expose the Group to the risk that the actual cash flows differ from those expected. Borrowings issued at fixed rates expose the Group to the risk that the fair values of these differ from those expected. The Group manages this risk by maintaining an appropriate mix between fixed and floating rate interest bearing liabilities. These activities are evaluated regularly to determine that the Group is not exposed to interest rate movements that could adversely impact its ability to meet its financial obligations and to comply with its borrowing covenants.

The Group’s interest rate risk policy is approved by its management. The Group analyzes its interest rate exposure on a dynamic basis. Various scenarios are simulated, taking into consideration refinancing, renewal of existing positions and alternative financing sources. Based on these scenarios, the Group calculates the impact on profit and loss of a defined interest rate shift. The scenarios are run only for liabilities that represent the major interest-bearing positions. Trade payables are normally interest-free and have settlement dates within one year. The simulation is done on a regular basis to verify that the maximum potential loss is within the limits set by Management.

4.
Financial Risk Management (Continued)

The following table shows a breakdown of the Group’s fixed-rate and floating-rate borrowings per currency denomination (excluding finance leases) for the years ended June 30, 2017 and 2016:

	June 30, 2017	June 30, 2016
Borrowings per rate and currency denomination
Fixed rate:
Argentine Peso	76,661	44,232
US Dollar	5,849,857	5,261,871
Subtotal fixed-rate borrowings	5,926,518	5,306,103
Variable rate:
Argentine Peso	96,008	451,108
Subtotal floating rate borrowings	96,008	451,108
Accrued interests	142,312	131,815
Total borrowings as per analysis	6,164,838	5,889,026
Finance leases	3,149	4,042
Total borrowings as per statements of financial position	6,167,987	5,893,068

The Group estimates that, other factors being constant, a 1% increase in floating rates at year-end would decrease profit before income tax for the year ended June 30, 2017 and 2016 by Ps. 960 million and Ps. 4,511 million, respectively. A 1% decrease in the floating interest rate would have an equal and opposite effect on the statements of comprehensive income.

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

As of June 30, 2017 and 2016, the total value of the investment in equity securities issued by other companies equals to Ps. 157.7 million and Ps. 312.4 million, respectively.

4.
Financial Risk Management (Continued)

The Group estimates that, other factors being constant, a 10% decrease in equity indexes at fiscal year-end would decrease profit before income tax for the years ended June 30, 2017 and 2016 by Ps. 15.8 million and Ps. 31.2, million respectively. A 10% increase in equity indexes would have an equal and opposite effect on the statements of comprehensive income.

This sensitivity analysis provides only a limited, point-in-time view of the price risk sensitivity of certain of the Group’s equity securities. The actual impact of the interest rate changes on the Company’s financial instruments may differ significantly from the impact shown in the sensitivity analysis.

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

The Group’s policy is to manage credit exposure from deposits, short-term investments and other financial instruments by maintaining diversified funding sources in various financial institutions. All the institutions that operate with the Group are well known because of their experience in the market and high credit quality. The Group places its cash and cash equivalents, investments, and other financial instruments with various high credit quality financial institutions, thus mitigating the amount of credit exposure to any one institution. The maximum exposure to credit risk is represented by the carrying amount of cash and cash equivalents and short-term investments in the statement of financial position.

The Group’s primary objective for holding derivative financial instruments is to manage currency exchange rate risk and interest rate risk. The Group generally enters into derivative transactions with high-credit-quality counterparties and, by policy, limits the amount of credit exposure to each counterparty. The amounts subject to credit risk related to derivative instruments are generally limited to the amounts, if any, by which counterparty’s obligations exceed the obligations that the Group has with that counterparty. The credit risk associated with derivative financial instruments is represented by the carrying value of the assets positions of these instruments.

4.
Financial Risk Management (Continued)

The Group’s policy is to manage credit risks associated with trade and other receivables within defined trading limits. All Group’s significant counterparties have internal trading limits.

Trade receivables from investment and development property activities are primarily derived from leases and services from shopping malls, office and other rental properties; receivables from the sale of trading properties and investment properties (primarily undeveloped land and non-retail rental properties). The Group has a large customer base and is not dependent on any single customer.

Trade receivables related to leases and services provided by the Group represent a diversified tenant base and account for 98.2% and 98.3% of the Group’s total trade receivables as of June 30, 2017 and 2016, respectively. The Group has specific policies to ensure that rental contracts are transacted with counterparties with appropriate credit quality. The majority of the Group’s shopping mall, office and other rental properties’ tenants are well-recognized retailers, diversified companies, professional organizations, and others. Owing to the long-term nature and diversity of its tenancy arrangements, the credit risk of this type of trade receivables is considered to be low. Generally, the Group has not experienced any significant losses resulting from the non-performance of any counterpart to the lease contracts. As a result, the allowance for doubtful accounts balance is low. Individual risk limits are set based on internal or external ratings in accordance with limits set by the Group, as applicable. If customers are independently rated, these ratings are used. If there is no independent rating, risk control assesses the credit quality of the customer, taking into account its past experience, financial position, actual experience and other factors. Based on the Group’s analysis, the Group determines the amount of the deposit that is required from the tenant at inception of the lease. Management does not expect any losses from non-performance by these counterparties. See Note 16 for details.

On the other hand, property receivables related to the sale of trading properties represent 0.4% and 0.1% of the Group’s total trade receivables as of June 30, 2017 and 2016, respectively. Payments on these receivables have generally been received when due. These receivables are generally secured by mortgages on the properties. Therefore, the credit risk on outstanding amounts is considered very low.

Trade receivables related to the Group’s consumer financing residual activities represent 1.4% and 1.6% of the Group’s total trade receivables as of June 30, 2017 and 2016, respectively.

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

The Group’s debt and derivative positions are continually reviewed to meet current and expected debt requirements. The Group maintains a balance between longer-term and shorter-term financings. Short-term financing is principally raised through bank facilities and overdraft positions. Medium- to longer-term financing comprises public and private bond issues, including private placements. Financing risk is spread by using a variety of types of debt. The maturity profile is managed by spreading the repayment dates and extending facilities.

The tables below analyze the Group’s non-derivative financial liabilities and derivative financial liabilities into relevant maturity groupings based on the remaining period at the statement of financial position to the contractual maturity date. The amounts disclosed in the tables are the contractual undiscounted cash flows and as a result, they do not reconcile to the amounts disclosed on the statement of financial position. However, undiscounted cash flows in respect of balances due within 12 months generally equal their carrying amounts in the statement of financial position, as the impact of discounting is not significant. The tables include both interest and principal flows.

4.
Financial Risk Management (Continued)

Where the interest payable is not fixed, the amount disclosed has been determined by reference to the conditions existing at each reporting date.

At June 30, 2017	Less than 1 year	Between 1 and 2 years	Between 2 and 3 years	Between 3 and 4 years	More than 4 years	Total
Trade and other payables	480,612	5,940	4,570	1,497	1,489	494,108
Borrowings (excluding finance lease liabilities)	787,406	523,845	523,845	523,845	6,748,934	9,107,875
Finance leases	1,598	917	634	-	-	3,149
Derivative financial instruments	4,950	-	-	-	-	4,950
Total	1,274,566	530,702	529,049	525,342	6,750,423	9,610,082

At June 30, 2016	Less than 1 year	Between 1 and 2 years	Between 2 and 3 years	Between 3 and 4 years	More than 4 years	Total
Trade and other payables	403,329	2,153	1,420	8,917	744	416,563
Borrowings (excluding finance lease liabilities)	1,217,484	479,468	474,957	473,760	6,708,028	9,353,697
Finance leases	1,661	1,260	645	476	-	4,042
Derivative financial instruments	2,857	-	-	-	-	2,857
Total	1,625,331	482,881	477,022	483,153	6,708,772	9,777,159

(d)
Capital risk management

The capital structure of the Group consists of shareholder’s equity and short-term to long-term net borrowings. The type and maturity of the Group’s borrowings are analyzed further in Note 20. The Group’s equity is analyzed into its components in the consolidated statement of changes in equity.

Capital is managed so as to promote the long-term success of the business and to maintain sustainable returns for shareholders.

The Group seeks to manage its capital requirements to maximize value through the mix of debt and equity funding, while ensuring that Group entities continue to operate as going concerns, comply with applicable capital requirements and maintain strong credit ratings.

The Group assesses the adequacy of its capital requirements, cost of capital and gearing (i.e., debt/equity mix) as part of its broader strategic plan. The Group continuously reviews its capital structure to ensure that (i) sufficient funds and financing facilities are available to implement the Group’s property development and business acquisition strategies, (ii) adequate financing facilities for unforeseen contingencies are maintained, and (iii) distributions to shareholders are maintained within the Group’s dividend distribution policy. The Group also protects its equity in assets by contracting insurance.

4.
Financial Risk Management (Continued)

The Group’s strategy is to maintain key financing metrics (namely, net debt to total equity ratio (gearing) and loan-to-value ratio (“LTV”) in order to ensure that asset level performance is translated into enhanced returns for shareholders while maintaining an appropriate risk reward balance to accommodate changing financial and operating market cycles.

The following table details a number of the Group’s key metrics in relation to managing its capital structure. The ratios are within the ranges previously established by the Group’s strategy.

	June 30, 2017	June 30, 2016
Gearing ratio (i)	21.13%	22.39%
Debt ratio (ii)	16.94%	18.07%

(i)
 Calculated as total current and non-current borrowings divided by total current and non-current borrowings plus equity.
(ii)
 Calculated as total current and non-current borrowings divided by total properties at fair value (including trading properties, property, plant and equipment, investment properties and units to be received under barter agreements).

4.1.
Other non-financial risks

Property risk:

There are several risks affecting the Group’s property investments. The composition of the Group’s property portfolio including asset concentration and lot size may impact liquidity and relative property performance. The Group has a large multi-asset portfolio and monitors its concentration and the average size of its plots of land.

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

4.
Financial Risk Management (Continued)

The development, administration and profitability of shopping malls are impacted by various factors including: the accessibility and the attractiveness of the area where the shopping mall is located, the intrinsic attractiveness of the shopping mall, the flow of people, the level of sales of each shopping mall rental unit, the increasing competition from internet sales, the amount of rent collected from each shopping mall rental unit and the fluctuations in their occupancy levels in the shopping malls. In the event that there is an increase in operational costs, caused by inflation or other factors, it could have a material adverse effect on the Group if its tenants are unable to pay their higher rent obligations due to the increase in expenses. The Argentine Civil and Commercial Code provides that tenants may rescind commercial lease agreements after the initial six months by means of reliable notification. If the resolutory option is used within the first year of the lease, the Tenant shall pay the Lessor, as compensation, the sum equivalent to one-and-a-half month’s rent, and one month’s rent if he makes use of the option after that period. Given that the rule does not provide for advance notice, Lease Agreements include a provision whereby the lessee should give at least sixty days advance notice of its intention to terminate the lease. The exercise of such rescission rights could materially and adversely affect the Group.

Risks associated with development of properties include the following: the potential abandonment of development opportunities; construction costs exceeding original estimates, possibly making a project uneconomical; occupancy rates and rents at newly completed projects may be insufficient to make the project profitable; the Group’s inability to obtain financing on favourable terms for the development of the project; construction and lease-up may not be completed on schedule, resulting in increased debt service expense and construction costs; the Group’s inability to obtain, or the delays in obtaining, all necessary zoning, land-use, building, occupancy and other required governmental permits and authorizations; preconstruction buyers may default on their purchase contracts or units in new buildings may remain unsold upon completion of constructions; prices for residential units may be insufficient to cover development costs. The Group also takes several actions to monitor these risks and respond appropriately whenever it is under its control. The Group has in-house property market research capability and development teams that monitor development risks closely. The Group generally adopts conservative assumptions on leasing and other variables and monitors the level of committed future capital expenditure on development programs relative to the level of undrawn facilities.

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

(a)
Fair value of investment property

The fair value of investment properties is determined by using valuation techniques. See Note 10 for more details related to estimates, assumptions made and sensitivities.

(b)
Business combinations – purchase price allocation

Business combinations are accounted for using the acquisition method. Accounting for business combinations requires the determination of the fair value of the various assets and liabilities of the acquired business. The Group uses all available information to make these fair value determinations, and for major acquisitions, may hire an independent appraisal firm to assist in making fair value estimates. In some cases, assumptions with respect to the timing and amount of future revenues and expenses associated with an asset might have to be used in determining fair value. These assumptions may differ materially from those initial estimates, and if the timing is delayed significantly or if the net cash flows decline significantly, the asset could become impaired.

(c)       Impairment testing of goodwill and other non-current assets and calculation of fair value

As of the end of each fiscal year, the Group reviews the carrying amounts of property, plant and equipment, and intangible assets in order to identify if there are events or circumstances that indicate a decline in the recoverable amount of these assets. The indications that must be taken into account in the analysis are, among other points, physical damage or significant changes to the manner in which the asset is used, worse than expected economic performance or a drop in revenues. When the asset does not generate cash flows independent of others assets, the Group estimates the recoverable value of the cash-generating unit to which the asset relates.

Goodwill is not amortized but tested for impairment on an annual basis, or more frequently if there is an indication of impairment. For the purposes of the impairment testing, goodwill is allocated from the date of acquisition among each of the cash generating units or groups of cash generating units that are expected to benefit from the synergies of the respective business combinations, regardless of the allocation of other assets or liabilities owned by the acquired entity to these cash-generating units or groups of cash-generating units.

5.
Critical accounting estimates, assumptions and estimates (Continued)

An asset or CGU’s carrying amount, is written down immediately to its recoverable amount if the assets or CGU’s carrying amount is greater than its estimated recoverable amount. An impairment loss is recognized immediately in the statements of comprehensive income.

Given the nature of its assets and activities, most of the Group’s individual assets do not generate independent cash flows that are independent from those from CGUs. Therefore, the Group estimates the recoverable value of the CGU for the purposes of the impairment test. In general, each business center, office building and undeveloped property is generally considered as an independent CGU.

As of June 30, 2017 and 2016, given the court injunction and the concession status of Arcos del Gourmet S.A. (see Note 7), circumstances that were deemed to be potential proof of impairment, the Group carried out relevant analysis on consolidated net assets in this transaction. To such end, the Group has determined the recoverable value of such assets using the discounted cash flow valuation method upon weighing various scenarios. The main inputs used in the model include projected operating income and a discount rate in line with the business. Each revenue and cost scenario was assigned an occurrence probability rate based on information available at the time of conducting the analysis. The Company concluded it was not necessary to record any impairment of its related assets.

The Group carried out the impairment test on this CGU on the basis of the use value model and concluded that no impairment should be recognized for the assets for any of the years reported.

(d)
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

5.
Critical accounting estimates, assumptions and estimates (Continued)

(e)
Allowance for trade receivables

As described on Note 2.15., the Group makes some estimation in order to calculate the allowance for trade receivables. If the amount estimated differs from the present value, actual write-offs might be higher/lower than expected.

(f)
Income taxes

The Group is subject to income taxes. Significant judgment is required in determining the overall provision for income taxes. There are many transactions and calculations for which the ultimate tax determination is uncertain. The Group recognizes liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the current and deferred income tax assets and liabilities in the period in which such determination is made.

Management assesses the recoverability of deferred tax assets, by considering whether it is probable that some portion or all of the deferred tax assets will not be realized. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. See Note 22 for details.

6.
Segment reporting

IFRS 8 requires an entity to report financial and descriptive information about its reportable segments, which are operating segments or aggregations of operating segments that meet specified criteria. Operating segments are components of an entity about which separate financial information is available that is evaluated regularly by the chief operating decision maker (“CODM”) in deciding how to allocate resources and in assessing performance, without prejudice of the powers and responsibilities of the Board of Directors. The CODM evaluates the business based on the differences in the nature of its products, operations and risks. The amount reported for each segment is the measure reported to the CODM for these purposes and later to the Board of Directors. In turn, the Board of Directors’ performance is assessed by the Shareholders’ Meeting, which is the Company’s governance body.

Operating segments identified are disclosed as reportable segments if they meet any of the following quantitative thresholds:

6.
Segment reporting (Continued)

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

In addition, the operating segments that do not meet any of the quantitative thresholds could be considered as reportable segments if management estimates that this information could be useful for the users of the financial statements.

If, after determining reportable segments in accordance with the preceding quantitative thresholds, the total external revenue attributable to those segments is less than 75% of the Group’s consolidated external revenue, additional segments are identified as reportable segments, even if they do not meet the thresholds described above, until at least 75% of the Group’s consolidated external revenue is included in reportable segments. Once 75% of the Group’s consolidated external revenue is included in reportable segments, the remaining operating segments are aggregated in “Other segments”.

Segment information has been prepared and classified according to different types of businesses in which the Group conducts its activities. The Group’s Investment and Development Properties business is comprised of the following segments:

●
The “Shopping Malls” Segment includes the operating results from the commercial exploitation and development of shopping malls. Such results originate mainly from the lease and the providing of services related to the lease of commercial facilities and other spaces in the Group’s shopping malls.

●
The “Offices and others” Segment includes the operating results of the Group’s lease and service revenues of office space and other non-retail building properties principally comprised of lease and service revenue from tenants.

6.
Segment reporting (Continued)

●
The “Sales and Developments” Segment includes the operating results of sales of Undeveloped parcels of land and/or trading properties, as the results related with its development and maintenance. Also included in this segment are the results of the sales of real property intended for rent.

●
The “Financial operations and others” Segment primarily includes the financial activities carried out by the associate Tarshop S.A., the residual financial operations of its subsidiary Apsamedia S.A. (currently merged with IRSA CP). The e-commerce activities conducted through the associate Avenida Inc. are also included until the first quarter of the fiscal year ended June 30, 2015.

Effective fiscal 2017, we introduced a change in the way our CODM evaluates performance for our "offices and others" and "sales and developments" segments. For those investment properties sold in our offices and others segment, their change in fair value (or realized gain) is now shown as part of the sales and developments segment. This change has been retroactively effected for all periods presented in accordance with IFRS 8.

Below is a summary of the Group’s lines of business for the fiscal years ended June 30, 2017, 2016 and 2015:

	Fiscal year ended June 30, 2017
	Urban properties			Investments
	Shopping malls	Offices and others	Sales and developments	Financial operations and others	Total urban properties and investments
Revenue (i)	3,046,588	401,767	99,136	891	3,548,382
Operating costs	(349,445)	(27,908)	(22,534)	(48)	(399,935)
Gross Profit	2,697,143	373,859	76,602	843	3,148,447
Net gain from fair value adjustment of investment properties	2,068,103	1,064,586	193,187	-	3,325,876
General and administrative expenses	(261,475)	(33,003)	(30,483)	-	(324,961)
Selling expenses	(188,081)	(33,871)	(13,740)	(2,982)	(238,674)
Other operating results, net	(57,712)	9,491	(4,062)	(39)	(52,322)
Profit / (loss) from operations	4,257,978	1,381,062	221,504	(2,178)	5,858,366
Share in profit / (loss) of associates and joint ventures	-	15,315	-	(1,637)	13,678
Segment profit / (loss) before financing and taxation	4,257,978	1,396,377	221,504	(3,815)	5,872,044
Investment properties	28,799,277	6,841,517	1,158,695	-	36,799,489
Property, plant and equipment	55,409	65,663	-	-	121,072
Trading properties	-	-	61,600	-	61,600
Goodwill	1,323	30,288	-	-	31,611
Right to receive units (“Barters”)	-	-	27,560	-	27,560
Inventories	23,260	-	-	-	23,260
Investments in associates and joint ventures	-	113,365	-	84,446	197,811
Operating assets (ii)	28,879,269	7,050,833	1,247,855	84,446	37,262,403

(i) The Group’s revenues are entirely originated in Argentina.
(ii) All of the Group’s assets included in the segment are located in Argentina.

6.
Segment reporting (Continued)

	Fiscal year ended June 30, 2016
	Urban properties			Investments
	Shopping malls	Offices and others	Sales and developments	Financial operations and others	Total urban properties and investments
Revenue (i)	2,409,082	284,137	2,679	1,013	2,696,911
Operating costs	(250,306)	(12,254)	(5,720)	(77)	(268,357)
Gross profit (loss)	2,158,776	271,883	(3,041)	936	2,428,554
Net gain from fair value adjustment of investment properties	16,131,702	867,413	425,114	-	17,424,229
General and administrative expenses	(178,643)	(23,308)	(20,296)	-	(222,247)
Selling expenses	(145,278)	(12,824)	(4,264)	(1,835)	(164,201)
Other operating results, net	(61,556)	(1,377)	(7,831)	(18)	(70,782)
Profit / (loss) from operations	17,905,001	1,101,787	389,682	(917)	19,395,553
Share in profit / (loss) of associates and joint ventures	-	20,430	-	(31,447)	(11,017)
Segment profit / (loss) before financing and taxation	17,905,001	1,122,217	389,682	(32,364)	19,384,536
Investment properties	26,633,273	4,876,164	1,362,670	-	32,872,107
Property, plant and equipment	49,053	69,870	-	-	118,923
Trading properties	-	-	48,029	-	48,029
Goodwill	1,323	3,911	-	-	5,234
Right to receive units (“Barters”)	-	-	38,281	-	38,281
Inventories	18,560	-	-	-	18,560
Investments in associates and joint ventures	-	59,040	-	75,487	134,527
Operating assets (ii)	26,702,209	5,008,985	1,448,980	75,487	33,235,661

	Fiscal year ended June 30, 2015
	Urban properties			Investments
	Shopping malls	Offices and others	Sales and developments	Financial operations and others	Total urban properties and investments
Revenue (i)	1,778,310	160,132	6,616	147	1,945,205
Costs	(165,599)	(5,348)	(4,947)	(56)	(175,950)
Gross Profit	1,612,711	154,784	1,669	91	1,769,255
Net gain from fair value adjustment of investment properties	729,146	1,315,059	687,624	-	2,731,829
General and administrative expenses	(136,151)	(4,487)	-	-	(140,638)
Selling expenses	(112,824)	(5,505)	(254)	(380)	(118,963)
Other operating results, net	(48,565)	(58,340)	(13,813)	8,759	(111,959)
Profit from operations	2,044,317	1,401,511	675,226	8,470	4,129,524
Share in profit of associates and joint ventures	-	5,741	-	10,740	16,481
Segment profit before financing and taxation	2,044,317	1,407,252	675,226	19,210	4,146,005

Investment properties	10,330,864	4,265,010	1,104,207	-	15,700,081
Property, plant and equipment	48,345	73,239	-	-	121,584
Trading properties	-	-	25,494	-	25,494
Goodwill	1,323	3,911	-	-	5,234
Right to receive units (“Barters”)	-	-	38,281	-	38,281
Inventories	15,711	-	-	-	15,711
Investments in associates and joint ventures	-	42,909	-	35,934	78,843
Operating assets (ii)	10,396,243	4,385,069	1,167,982	35,934	15,985,228

(i)
The Group’s revenues are entirely originated in Argentina.
(ii)
All of the Group’s assets included in the segment are located in Argentina.

Group’s shopping malls, offices and other rental properties, and trading properties, are located in Argentina.

6.
Segment reporting (Continued)

The CODM evaluates performance of business segments based on segment profit, defined as profit or loss from operations before financing and taxation. The measurement principles for the segment reporting structure are based on the IFRS principles adopted in the consolidated financial statements, except for:

● The operating income from the joint ventures Nuevo Puerto Santa Fe S.A. and Quality Invest S.A. are reported under the proportional consolidation method. Under this method, the income/loss generated by joint ventures is reported in the statements of comprehensive income line-by-line, rather than in a single item as required by IFRS. Management believes that the proportional consolidation method provides more useful information to understand the business return, because the assets and income/loss generated by consolidated operations are similar to the assets and income/loss booked under the equity method. This is due to the fact that under the proportional consolidation method, revenues and expenses are reported separately, instead of offsetting and reporting them as a single item in the statements of comprehensive income. Therefore, the proportional consolidation method is used by the CODM to assess and understand the return and the results of operations of these businesses as a whole.

● Operating results of La Rural S.A. joint venture is accounted for under the equity method. Management believes that, in this case, this method provides more adequate information for this type of investment.

● Operating results does not include the amounts pertaining to building administration expenses and collective promotion funds, and excludes total recovered costs, whether by way of building administration expenses or other concepts included under financial results (for example default interest and other concepts) and not analyzed to assess the operating performance of the segment. The CODM examines the net amount from both concepts (total surplus or deficit between building administration expenses and collective promotion funds and recoverable expenses).

Revenues generated and goods and services exchanged between segments are calculated on the basis of market prices. Intercompany transactions between segments, if any, are eliminated.

These costs and income are presented now for reconciliation of all segments and their respective consolidating operating income.

6.
Segment reporting (Continued)

The following tables present a reconciliation between results of operations corresponding to segment information and the results of operations as per the statements of comprehensive income. The adjustments are related to the presentation of the results of joint ventures on an equity-accounted basis under IFRS.

Fiscal year ended June 30, 2017
	Total segment reporting	Adjustment for expenses and collective promotion funds	Adjustment for share in profit / (loss) of joint ventures	Total as per Statements of comprehensive Income
Revenue	3,548,382	1,488,186	(39,406)	4,997,162
Operating costs	(399,935)	(1,512,738)	12,887	(1,899,786)
Gross profit (loss)	3,148,447	(24,552)	(26,519)	3,097,376
Net profit (loss) from fair value adjustment of investment properties	3,325,876	-	(192,463)	3,133,413
General and administrative expenses	(324,961)	-	2,785	(322,176)
Selling expenses	(238,674)	-	2,146	(236,528)
Other operating results, net	(52,322)	-	1,103	(51,219)
Profit (loss) from operations	5,858,366	(24,552)	(212,948)	5,620,866
Share in profit in associates and joint ventures	13,678	-	139,025	152,703
Segment profit (loss) before financing and taxation	5,872,044	(24,552)	(73,923)	5,773,569

	Fiscal year ended June 30, 2016
	Total segment reporting	Adjustment for expenses and collective promotion funds	Adjustment for share in profit / (loss) of joint ventures	Total as per Statements of comprehensive Income
Revenue	2,696,911	1,183,627	(22,038)	3,858,500
Operating costs	(268,357)	(1,201,305)	9,458	(1,460,204)
Gross profit (loss)	2,428,554	(17,678)	(12,580)	2,398,296
Net profit (loss) from fair value adjustment of investment properties	17,424,229	-	(331,826)	17,092,403
General and administrative expenses	(222,247)	-	667	(221,580)
Selling expenses	(164,201)	-	1,980	(162,221)
Other operating results, net	(70,782)	-	2,230	(68,552)
Profit (loss) from operations	19,395,553	(17,678)	(339,529)	19,038,346
Share in (loss) profit in associates and joint ventures	(11,017)	-	215,316	204,299
Segment profit (loss) before financing and taxation	19,384,536	(17,678)	(124,213)	19,242,645

6.
Segment reporting (Continued)

	Fiscal year ended June 30, 2015
	Total segment reporting	Adjustment for expenses and collective promotion funds	Adjustment for share in profit / (loss) of joint ventures	Adjustment for inter-segment eliminations	Total as per Statements of comprehensive Income
Revenues	1,945,205	833,905	(21,029)	-	2,758,081
Costs	(175,950)	(847,980)	5,907	-	(1,018,023)
Gross profit (loss)	1,769,255	(14,075)	(15,122)	-	1,740,058
Net profit (loss) from fair value adjustment of investment properties	2,731,829	-	(41,273)	-	2,690,556
General and administrative expenses	(140,638)	-	404	108	(140,126)
Selling expenses	(118,963)	-	1,280	-	(117,683)
Other operating results, net	(111,959)	-	1,212	(108)	(110,855)
Profit (loss) from operations	4,129,524	(14,075)	(53,499)	-	4,061,950
Share of profit in associates and joint ventures	16,481	-	34,287	-	50,768
Segment profit / (loss) before financing and taxation	4,146,005	(14,075)	(19,212)	-	4,112,718

Total segment assets are allocated based on the operations of the segment and the physical location of the assets. In line with the discussion above, assets assigned to each segment include the proportionate share of the assets of the Group’s joint ventures. The statements of financial position under IFRS shows the net investment in these joint ventures as a single item.

Total operating segment assets per the segment information are reconciled to the total consolidated assets as per the statements of financial position as follows.

	June 30, 2017	June 30, 2016	June 30, 2015
Total operating segment assets as per segment information	37,262,403	33,235,661	15,985,228
Less:
Proportionate share in reportable operating segment assets of certain joint ventures (**)	(888,916)	(644,200)	(317,402)
Plus:
Investments in joint ventures (*)	593,815	463,232	249,506
All other non-reportable assets	5,454,206	4,966,809	1,837,386
Total Consolidated Assets as per the Statement of financial position	42,421,508	38,021,502	17,754,718

(*) Represents the equity-accounted amount of those joint ventures, which were proportionate-consolidated for segment information purposes.
(**) Includes deferred income tax, income tax and minimum presumed income tax credits, trade and other receivables, investments in financial assets, derivative financial instruments, cash and cash equivalents and intangible assets except goodwill and right to receive future units (barters).

	June 30, 2017	June 30, 2016	June 30, 2015
Investment properties	882,607	638,010	311,204
Goodwill	5,234	5,234	5,234
Property, plant and equipment	537	598	600
Inventories	538	358	364
Total proportionate share in assets per segment of joint ventures	888,916	644,200	317,402

The Group’s revenues for each of its reporting segments derive from a large and diverse client base and, therefore, there is no revenue concentration in any particular segment.

7.
Information about subsidiaries

General information

The Group conducts its business through several operating and holding subsidiaries. See the Group’s shareholding structure, percentages of interest, materiality criteria and other relevant information regarding the Group’s subsidiaries in Note 2.3.a).

See Note 3 for information about acquisitions and disposals of subsidiaries made during the fiscal years ended June 30, 2017, 2016 and 2015.

Restrictions, commitments and other matters in respect of subsidiaries

According to Law N° 19,550, 5% of the profit in each fiscal year must be separated to constitute a legal reserve until they reach legal capped amounts (20% of the nominal value of total capital). This legal reserve is not available for dividend distribution and can only be released to absorb losses. The Group has not reached the legal limit of this reserve. Dividends are paid across the Group’s subsidiaries based on their individual accounting statements.

Arcos del Gourmet

Injuction order

In December 2013, the Judicial Branch confirmed an injunction order that suspended the opening of the Shopping Mall on the grounds that it did not have certain government permits in the context of two legal proceedings, where a final decision has been rendered for Arcos.

The plaintiff filed a petition for the continuation of the preliminary injunction by means of an extraordinary appeal of unconstitutionality which was denied by the lower and appellate courts; consequently, it filed an appeal with the Supreme Court of Justice of the Autonomous City of Buenos Aires, which referred the proceedings to the Court of Appeals for re-consideration of certain parameters related to green areas, as established by the lower court.

Nowadays, the Distrito Arcos Shopping Mall is open to the public and operating normally.

7.
Information about subsidiaries (Continued)

Concession Status

The Argentine government issued Executive Order 1723/2012, whereby several plots of land located in prior rail yards of Palermo, Liniers and Caballito were designated for development and urbanization projects.

In this respect and as part of several measures related to other licensed persons and/or concessionaires, IRSA Propiedades Comerciales was notified, of Resolution 170/2014 revoking of the Contract for Readjustment of the Concession of Rights of use and Development number AF000261 issued by the Agencia de Administración de Bienes del Estado (State Assets Administration Office, or AABE in Spanish).

It should further be pointed out that such measure:

(i) has not been adopted due to noncompliance of Arcos.
(ii) to the date of these consolidated financial statement has not involved the interruption of the commercial development or operation of the shopping mall, which continues to operate under normal conditions;

Notwithstanding the foregoing, Arcos del Gourmet S.A. has filed the relevant administrative resources (appeal) and has also filed a judicial action requesting that the revocation of such concession be overruled and has concurrently brought an action for determination of lease rental payments as a result of which it is making judicial deposits of the monthly rental payments. To date, the administrative remedy has been waived (by operation of law since judicial proceedings have been commenced), the State answered the complaint in the case where the parties contest the admissibility of the order revoking the concession, and the complaint has already been served and we are awaiting the answer from Trenes Argentinos.

Entertainment Holdings S.A.

In connection with the Fairground, as publicly known, in December 2012 the National Executive Branch issued Executive Order 2552/12 that annulled a prior executive order which had approved the sale of the Fairground to the Sociedad Rural Argentina (SRA), effectively revoking the sale transaction. On March 21, 2012, the Executive Branch notified the SRA of said executive order and further ordered that the property be returned to the Federal Government within 30 days.

7.
Information about subsidiaries (Continued)

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

There are no contingent liabilities relating to the Group’s interest in joint ventures, and there are no contingent liabilities of the joint ventures themselves, other those previously the mentioned above.

7.
Information about subsidiaries (Continued)

Below is the summarized financial information of subsidiaries with material non-controlling interests, presented before intercompany eliminations:

Summarized statements of financial position

	As of June 30, 2017
	Current Assets	Non-Current Assets	Current Liabilities	Non-Current Liabilities	Net assets at the end of the year	% of ownership interest held by non-controlling interests	Book value of non-controlling interest	% of ownership interest held by non-controlling interests	Book amount	Revenues	Comprehensive income for the year	Cash from operating activities	Cash from investing activities	Cash from financing activities	Net increase (decrease) in cash and cash equivalents	Dividends paid to non-controlling interest

Panamerican Mall S.A.	424,643	5,136,295	228,464	1,659,926	3,672,548	20.00%	734,510	80.00%	2,938,038	545,783	423,749	(4,917)	215,148	(153,121)	57,110	42,598

	As of June 30, 2016
	Current Assets	Non-Current Assets		Current Liabilities	Non-Current Liabilities	Net assets at the end of the year		% of ownership interest held by non-controlling interests	Book value of non-controlling interest	% of ownership interest held by non-controlling interests	Book amount	Revenues	Comprehensive income for the year	Cash from operating activities	Cash from investing activities	Cash from financing activities	Net increase (decrease) in cash and cash equivalents	Dividends paid to non-controlling interest

Panamerican Mall S.A.	484,841	4,686,856	194,677		1,514,113	3,462,907	20.00%		692,581	80.00%	2,770,326	424,498	1,823,889	171,429	(144,114)	(37,514)	(10,199)	48,690

The non-controlling interests for the remaining subsidiaries aggregate Ps. 136,659 and Ps. 83,019 as of June 30, 2017 and June 30, 2016, respectively. None of these subsidiaries has non-controlling interests which are individually considered material to the Group.

8.
Interests in joint ventures

General information

The accounting policy used by the Group to value its interest in joint ventures, materiality criteria and other relevant information concerning these investments are described in Note 2.3.e).

See Note 3 for information about acquisitions and disposals of joint ventures made during the fiscal years ended June 30, 2017, 2016 and 2015.

The table below lists the Group’s investments and the values of interests in joint ventures for the fiscal years ended June 30, 2017 and 2016, as well as the Group’s interest in comprehensive income of such companies as of June 30, 2017 and 2016 (including adjustments for standardization of accounting policies):

8.
Interests in joint ventures (Continued)

				Value of Group´s interest in equity		Group´s interest in comprehensive income		% of ownership interest held		Last financial statements issued
Name of the entity	Place of business / Country of incorporation	Main activity	Common shares	As of June 30, 2017	As of June 30, 2016	As of June 30, 2017	As of June 30, 2016	As of June 30, 2017	As of June 30, 2016	Common stock (nominal value)	Income (loss) for the year	Equity
Entertainment Holdings S.A. (1)(3)(5)	Argentina	Investment	-	-	59,019	-	20,419	-	50%	-	-	-
Quality Invest S.A. (5)	Argentina	Real estate	81,814,342	481,907	360,254	118,652	154,072	50%	50%	163,629	237,304	955,992
Nuevo Puerto Santa Fe S.A. (2)(3)(5)	Argentina	Real estate	138,750	111,908	102,978	20,374	61,244	50%	50%	27,750	38,618	221,168
La Rural S.A. (3)(4)	Argentina	Event organization and others	714,498	113,365	-	15,314	-	50%	-	1,430	31,921	5,994
Entretenimiento Universal S.A. (1)(3)	Argentina	Event organization and others	-	-	21	-	11	-	2.50%	-	-	-
Interests in joint ventures				707,180	522,272	154,340	235,746

(1)
In July 2016, Entertainment Holdings S.A and Entrenimiento Universal S.A. were taken over. See Note 3.
(2)
Nominal value per share Ps. 100.
(3)
Includes the necessary adjustments to get to the balances in accordance with the international financial reporting standards and for standardization of accounting policies.
(4)
Incorporated as a result of business combination.
(5)
Significant joint venture.

8.
Interests in joint ventures (Continued)

The shares in these joint ventures are not publicly traded so they have no listed market price available.

Evolution of the Group’s investments in joint ventures for the fiscal years ended June 30, 2017 and 2016 were as follows:

	June 30, 2017	June 30, 2016
Beginning of the year	522,272	292,415
Share of profit, net	154,340	235,746
Dividend distribution	(20,284)	(3,592)
Capital contributions	3,000	2,000
Decrease because of business combinations	(59,040)	-
Incorporation as result of business combinations	106,892	-
Goodwill written off	-	(4,297)
End of the year	707,180	522,272

Restrictions, commitments and other matters in respect of joint ventures

According to Business Companies Law N° 19,550, 5% of the profit of the year is separated to constitute a legal reserve until they reach legal capped amounts (20% of total capital). This legal reserve is not available for dividend distribution and can only be released to absorb losses. The Group’s joint ventures have not reached the legal limit of this reserve.

There are no contingent liabilities relating to the Group’s interest in joint ventures, and there are no contingent liabilities of the joint ventures themselves, other those mentioned bellow.

Quality Invest S.A.

In March 2011, Quality acquired the industrial premises owned by Nobleza Piccardo S.A.I.C. y F. (“Nobleza”), a tobacco company, for an aggregate purchase price of US$ 33 million. The premises located in San Martin, Buenos Aires, comprise land and buildings suitable for multiple real estate uses. As part of the purchase agreement, Quality leased the premises to Nobleza for a period of 3 years to allow the seller enough time to relocate its operations. The transaction was subject to CNDC approval which was finally obtained in March 2016.

8.
Interests in joint ventures (Continued)

In January 2015, Quality agreed with the Municipality of San Martin on certain re zoning and other urban planning matters (the "Agreement") pursuant to which Quality would surrender to the Municipality a non significant portion of the land (subject to the completion of certain milestones) and a one time payment of $ 40 million pesos. This amount is payable into 2 equal installments, the first of which was paid in June 2015.

The urban planning and zoning process with the Municipality ends with an Ordinance which approves the project. The Ordinance was published in the Official Gazette in January 2016.

As part of the Agreement, EFESUL S.A, the other venturer in Quality, had surrendered certain property to the Municipality and contracted certain obligations. In June 2017, Quality assumed these EFESUL's obligations and further agreed to pay $ 15 million to the Municipality. This amount will be cashed out based on the progress of certain Municipality work improvements to be developed on the aforesaid property.

The Agreement was further amended in July 2017 to submit revised zoning plans within 120 days as from the amendment date and to increase the amount of the second payable installment from $20 million to $ 71 million, to be payable in 18 equal monthly installments.

La Rural S.A.

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

On June 2, 2015, the SRA filed a writ of appeals against the ruling indicated above and on that same date the appeal was admitted with staying effects. While a decision on the appeal filed with the Court is pending, the motion to lift the injunction filed by the National State will have no effect.

On September 17, 2015, the Court of Appeals II, second chamber, decided to reject the lifting of the injunction. Against this resolution the National Government filed an Extraordinary Appeal. In November 2015, the Court of Appeals dismissed the extraordinary appeal filed by the National Government.

On March 11, 2016, La Rural S.A. was summoned as third party in the case referred to above, and filed an answer to such summons on April 6, 2016.

There are no contingent liabilities relating to the Group’s interest in joint ventures, and there are no contingent liabilities of the joint ventures themselves, other those previously the mentioned above.

Information about significant joint ventures

Set out below is the summarized financial information for the joint ventures considered to be material to the Group:

8.
Interests in joint ventures (Continued)
	As of June 30, 2017
	Current Assets	Non-Current Assets	Current Liabilities	Non-Current Liabilities	Net assets at the end of the year	% ownership interest	Interest in joint venture	Goodwill and others	Book amount	Revenues	Comprehensive income for the year	Cash from operating activities	Cash from investing activities	Cash from financing activities	Net increase (decrease) in cash and cash equivalents

Quality Invest S.A	17,804	1,486,497	82,300	466,009	955,992	50.00%	477,996	3,911	481,907	26,435	237,304	(10,586)	(253)	10,833	(6)
Nuevo Puerto Santa Fe S.A. (k)	43,375	295,380	25,978	91,609	221,168	50.00%	110,585	1,323	111,908	78,127	38,618	11,644	(5,692)	(7,970)	(2,018)
La Rural S.A. (k)	95,019	105,872	188,178	6,719	5,994	50.00%	3,023	110,342	113,365	397,173	32,371	49,910	(34,302)	-	15,608

(k) Nuevo Puerto Santa Fe S.A. (NPSF) distributed dividends in the amount of Ps. 22,886 and La Rural S.A. in the amount of Ps. 17,681.

(i)
N
()

As of June 30, 2016
	Current Assets	Non-Current Assets	Current Liabilities	Non-Current Liabilities	Net assets at the end of the year	% ownership interest	Interest in joint venture	Goodwill and others	Book amount	Revenues	Comprehensive income for the year	Cash from operating activities	Cash from investing activities	Cash from financing activities	Net increase (decrease) in cash and cash equivalents

Quality Invest S.A	6,669	1,033,756	15,959	311,779	712,686	50.00%	356,343	3,911	360,254	4,344	308,145	(9,792)	24	9,777	9
Nuevo Puerto Santa Fe S.A. (i)	38,904	272,367	24,643	83,319	203,309	50.00%	101,655	1,323	102,978	61,207	122,490	8,984	(1,793)	(5,106)	2,085
Entertainment Holdings S.A. (j)	89	149,756	1,530	30,277	118,038	50.00%	59,019	-	59,019	25,459	19,048	-	-	(1)	(1)

(i)

(i) Nuevo Puerto Santa Fe S.A. distributed dividends in the amount of Ps. 7,183.
(j) In July 2016, the Group acquired control of Entertainment Holdings S.A and Entrenimiento Universal S.A

The information above reflects the amounts presented in the financial statements of the joint ventures (and not the Group’s share of those amounts) adjusted for differences in accounting policies. LRSA and NPSF present their financial statements in accordance with Argentinian professional accounting standards and apply IFRSs for purposes of preparing these interim consolidated financial statements for special purposes.

9.         Interests in associates

General information

The accounting policy used by the Group to value its interest in associates, materiality criteria and other relevant information concerning these investments are described in Note 2.3.(d).

Below is the value of the ownership interest in the Group's associates and its interest in comprehensive income:

				Value of Group´s interest in equity		Group´s interest in comprehensive income		% ownership interest		Latest financial statements issued
Name of the entity	Place of business / Country of incorporation	Main activity	Common shares	As of June 30, 2017	As of June 30, 2016	As of June 30, 2017	As of June 30, 2016	As of June 30, 2017	As of June 30, 2016	Common stock (nominal value)	Profit for the year	Equity
Tarshop S.A.	Argentina	Consumer financing	48,759,288	80,694	75,487	5,207	(31,447)	20%	20%	243,796	(1)26,033	403,485
Other associates (2)	-	-	-	3,546	-	(6,844)	-	-	-	n/a	n/a	n/a
Interests in associates				84,240	75,487	(1,637)	(31,447)

(1) Corresponds to the result of the twelve-month period beginning July 1, 2016 and ended June 30, 2017.
(2) Represent other individually non-significant associates.

9.
Interests in associates (Continued)

The shares in these associates are not publicly traded so they have no listed market prices available.

Changes in the Group’s interest in associates for the fiscal years ended June 30, 2017 and 2016 are as follows:

	June 30, 2017	June 30, 2016
Beginning of the year	75,487	35,934
Acquisitions	10,390	-
Capital contributions	-	71,000
Loss sharing	(1,637)	(31,447)
End of the year	(1) 84,240	75,487

(1)
Includes a Ps. 206 loss corresponding to equity interest in Avenida Compras included in Provisions (Note 23).

Restrictions, commitments and other matters in respect of associates

According to Business Companies Law N° 19,550, where the Group operates, 5% of the profit for the year shall be allocated to a legal reserve until 20% of capital stock is reached. This legal reserve is not available for dividend distribution and can only be reversed to absorb losses. The Group’s associates has not reached the legal limit of this reserve.

There are no contingent liabilities in relation to the Group’s interests in associates.

Changes to the regulatory framework, economic context and its consequences in Tarshop S.A.

The Argentine Central Bank modified certain aspects of the regulatory framework of the business activity carried out by Tarshop S.A. Based on such changes, our associate is now undergoing a realignment of their operations.

In this context Banco Hipotecario S.A. and IRSA Propiedades Comerciales S.A. (Tarshop S.A.’s shareholders) approved during the fiscal year 2016, a gradual capitalization plan to be carried out pro rata their holdings; the first amounted to Ps. 110 million, the second amounted to Ps. 355 million, both capitalized as of the date of these Consolidated Financial Statements.

9.
Interests in associates (Continued)

Set out below is the summarized financial information of associate considered significant to the Group:

	As of June 30, 2017
	Current Assets	Non-Current Assets	Current Liabilities	Non-Current Liabilities	Net assets at the end of the year	% of ownership interest held	Interest in associates	Book amount	Revenues	Comprehensive income for the year	Cash from operating activities	Cash from investing activities	Cash from financing activities	Net decrease in cash and cash equivalents
TARSHOP	4,752,937	1,132,158	4,222,263	1,259,347	403,485	20%	80,694	80,694	1,622,801	26,033	(772,527)	(11,081)	808,132	24,524

As of June 30, 2016
	Current Assets	Non-Current Assets	Current Liabilities	Non-Current Liabilities	Net assets at the end of the year	% of ownership interest held	Interest in associates	Book amount	Revenues	Comprehensive income for the year	Cash from operating activities	Cash from investing activities	Cash from financing activities	Net decrease in cash and cash equivalents
TARSHOP	3,792,376	770,384	3,597,440	587,888	377,432	20%	75,487	75,487	919,994	(158,839)	(1,244,057)	(8,004)	1,518,538	266,477

The information above reflects the amounts presented in the financial statements of the associate (and not the Group’s share of those amounts) adjusted for differences in accounting policies.

10.
Investment properties

The Group's investment properties are measured at fair value. The following table shows the Group’s hierarchy of fair values per investment property category and the changes in the investment property’s balances for the fiscal years ended June 30, 2017 and 2016:

	Shopping malls	Office and other rental properties	Undeveloped parcels of land	Properties under development	Total
Fair value hierarchy	3	2	2	2
Fair value as of June 30, 2015	10,276,783	4,007,888	1,104,206	-	15,388,877
Additions	147,467	11,270	55	7,170	165,962
Capitalized lease costs	-	1,704	-	-	1,704
Depreciation of capitalized lease costs (i)	(611)	(616)	-	-	(1,227)
Transfers to trading properties (Note 12)	(23,935)	-	-	-	(23,935)
Disposals	(22,318)	(366,039)	(1,331)	-	(389,688)
Net gain from fair value adjustment on investment properties	16,047,746	792,087	252,570	-	17,092,403
Fair value as of June 30, 2016	26,425,132	4,446,294	1,355,500	7,170	32,234,096
Additions	100,002	466,332	5,539	107,194	679,067
Capitalization of financial costs	-	-	-	2,310	2,310
Capitalized lease costs	1,397	3,349	-	20,052	24,798
Depreciation of capitalized lease costs (i)	(636)	(1,366)	-	-	(2,002)
Transfers	-	(80,160)	(330,366)	410,526	-
Transfer to trading properties (Note 12)	(13,617)	-	-	-	(13,617)
Disposals	-	(141,183)	-	-	(141,183)
Net gain from fair value adjustment on investment properties	2,048,501	905,487	128,022	51,403	3,133,413
Fair value as of June 30, 2017	28,560,779	5,598,753	1,158,695	598,655	35,916,882

(i)
 Amortization charge was included in “Costs” in the Statements of Comprehensive Income (Note 28).

Valuation processes

The Group's investment properties were valued at each reporting date by independent professionally qualified appraisers who hold a recognized relevant professional qualification and have experience in the locations and segments of the investment properties appraised. For all investment properties, their current use equates to the highest and best use.

The Group's finance department includes a team that reviews the appraisals performed by the independent appraisers for financial reporting purposes (the "review team"). At each financial year end, the review team: i) verifies all major and important assumptions relevant to the appraisal in the valuation report from the independent appraiser; ii) assesses property valuation movements compared to the valuation report; and iii) holds discussions with the independent appraiser.

10.
Investment properties (Continued)

Changes in Level 2 and 3 fair values, if any, are analyzed at each reporting date during the appraisal discussions between the review team and the independent appraiser. The Board of Directors ultimately approves the fair value calculations for recording into the financial statements.

Valuation techniques used for the estimation of fair value of the investment property:

For shopping malls with a total carrying of Ps. 28,252,322, Ps. 26,157,265 and Ps. 10,047,668 for fiscal years ended June 30, 2017, 2016 and 2015, respectively, the valuation was determined using the discounted cash flow (“DCF”) projections based on significant unobservable assumptions.

Within these assumptions the following are the key ones:

●
Future rental cash inflows based on the location, type and quality of the properties and supported by the terms of any existing lease, and considering the estimations of the Gross National Income (GNI) and the estimated inflation rated given by external advisors.
●
It was considered that all Shopping malls will grow with the same elasticity in relation to the evolution of the GNI and projected Inflation.
●
Cash flows from future investments, expansions, or improvements in shopping malls were not considered.
●
Estimated vacancy rates taking into account current and future market conditions once the current leases expire
●
The projected cash flows were discounted using the Company's weighted average cost of capital (WACC) as the discount rate for each valuation date.
●
Terminal value: it was consider a perpetuity calculated from the cash flow of the last year of useful life.
●
Cash flows for the concessions were projected until the due date of the concession determinate in the current agreements.

For offices and, other properties for lease and undeveloped land, parking spaces, and annexed properties to the shopping malls with a total carrying amount of Ps. 7,065,905, Ps. 6,069,661 and Ps. 5,341,209, respectively, the valuation was determined using market comparables. These values are adjusted for differences in key attributes such as location, size of the property and quality of the interior design. The most significant contribution to this comparable market approach is the price per square meter.

It can sometimes be difficult to reliably determine the fair value of the property under development. In order to assess whether the fair value of the property under development can be determined reliably, management considers the following factors, among others:

10.
Investment properties (Continued)

●       The provisions of the construction contract.
●       The stage of completion.
●       Whether the project/property is standard (typical for the market) or non-standard.
●       The level of reliability of cash inflows after completion.
●       The development risk specific to the property.
●       Past experience with similar constructions.
●       Status of construction permits.

For properties under development which amount to Ps. 598,655 and Ps. 7,170 as of June 30, 2017 and 2016, respectively, the valuation was based on a cost basis. As of June 30, 2015, there were no properties under development.

There were no changes to the valuation techniques during the fiscal year 2017.

The following table presents information regarding the fair value measurements of investment properties using significant unobservable inputs (Level 3):

June 30, 2017

Property type	Valuation technique	Discount rate	Growth rate
Shopping Malls	Discounted cash flow	9.35%	3%

For the next 5 years the Group considered an average exchange rate Ps./USD with increasing trend that begins at Ps. 15.45 and ends at Ps. 27.66. Over the long term, the model assumes a nominal depreciation rate of the peso of 5.5%, estimated based on the projected inflation rates of Argentina and US. The inflation considered shows a decreasing trend, beginning at 31% and leveling off at around 8% in 10 years.

June 30, 2016

Property type	Valuation technique	Discount rate	Growth rate
Shopping malls	Discounted cash flow	9.51%	3%

For the next 5 years, the Group considered an average exchange rate Ps./USD with an increasing trend, that begins at Ps. 12.03 and ends at Ps. 25.72. Over the long-term, the model assumes a nominal depreciation of the Argentine Peso of 3.1%, estimated based on the projected inflation rates in Argentina and USA. The inflation rate presents a decreasing trend, beginning at 31.8% and reaching a steady path of 5.5% after 10 years.

10.
Investment properties (Continued)

Sensitivity of unobservable assumptions - Shopping malls (in millions of pesos):

	Discount rate + 1%	Discount rate -1%	Growth rate + 1%	Growth rate - 1%	Inflation + 10% (1)	Inflation - 10% (2)	Devaluation rate + 10% (3)	Devaluation rate - 10% (4)
2017	(3,948)	5,445	2,464	(1,794)	2,684	(2,425)	(2,565)	3,135
2016	(3,638)	4,989	2,094	(1,536)	2,537	(2,310)	(2,373)	2,900

(1) assume a 10% higher inflation rate for each period vis-a-vis projected rates.
(2) assume a 10% lower inflation rate for each period vis-a-vis projected rates.
(3) assume a 10% higher exchange rate for each period vis-a-vis projected rates.
(4) assume a 10% lower exchange rate for each period vis-a-vis projected rates.

The following amounts have been recognized in the statements of comprehensive income:

	June 30, 2017	June 30, 2016
Rental and services income (Note 27)	3,409,292	2,672,701
Expenses and collective promotion fund (Note 27)	1,488,187	1,183,627
Cost of property operations (Note 28)	(1,874,392)	(1,454,409)
Net unrealized gain from fair value adjustment on investment properties	3,068,248	16,919,859
Net realized gain from fair value adjustment on investment properties	65,165	172,544

Borrowing costs incurred as of June 30, 2017 of Ps. 2,310, were capitalized at the rate of the Company's general borrowings.

Certain of the Group’s investment properties have been mortgaged or otherwise restricted to secure some of the Group’s borrowings and other liabilities. The net book value of those properties as of June 30, 2017 and 2016 is as follows:

	June 30, 2017	June 30, 2016
Córdoba Shopping (i)	759,103	720,731
Total	759,103	720,731

(i)
A portion of the Córdoba Shopping mall property is encumbered with an antichresis right as collateral for an advance rent received from NAI International II Inc. amounting to Ps. 12.2 million and Ps. 17.7 million, as of June 30, 2017 and 2016, respectively, (included in “Trade and other payables” in the statement of financial position).

11.
Property, plant and equipment

Changes in the Group’s property, plant and equipment for the years ended June 30, 2017 and 2016 are as follows:

	Other buildings and facilities	Furniture and fixtures	Machinery and equipment	Vehicles	Other	Total
As of June 30, 2015
Costs	88,118	18,596	112,974	3,154	56	222,898
Accumulated depreciation	(14,952)	(9,454)	(76,740)	(768)	-	(101,914)
Net book amount	73,166	9,142	36,234	2,386	56	120,984
Year ended June 30, 2016
Additions	-	3,987	11,612	-	-	15,599
Depreciation charges (i)	(3,438)	(1,564)	(12,683)	(573)	-	(18,258)
Closing net book amount	69,728	11,565	35,163	1,813	56	118,325
as of June 30, 2016
Costs	88,118	22,583	124,586	3,154	56	238,497
Accumulated depreciation	(18,390)	(11,018)	(89,423)	(1,341)	-	(120,172)
Net book amount	69,728	11,565	35,163	1,813	56	118,325
Year ended June 30, 2017
Additions	509	3,958	19,345	-	54	23,866
Depreciation charges (i)	(4,772)	(2,321)	(13,989)	(573)	-	(21,655)
Closing net book amount	65,465	13,202	40,519	1,240	110	120,536
as of June 30, 2017
Costs	88,627	26,541	143,931	3,154	110	262,363
Accumulated depreciation	(23,162)	(13,339)	(103,412)	(1,914)	-	(141,827)
Net book amount	65,465	13,202	40,519	1,240	110	120,536

(i)
As of June 30, 2017 and 2016, depreciation charges was charged to “Costs” in the amount of Ps. 15,337 and Ps. 10,116, respectively, to “Selling expenses” in the amount of Ps. 365 and Ps. 231, respectively and to “General and administrative expenses” in the amount of Ps. 5,953 and Ps. 7,911, respectively, in the Statements of Comprehensive Income (Note 28).

             As of June 30, 2017 and 2016, these are no properties under development included in this item.
During the fiscal years ended June 30, 2017 and 2016, borrowing costs were not capitalized.

The Group leases computer equipment under non-cancellable finance lease agreements. The lease terms have an average of 3 years and ownership of the assets lie within the Group (Note 26). Book amount of this equipment, included in class "Machinery and equipment”, is as follows:

	June 30, 2017	June 30, 2016	June 30, 2015
Costs – capitalized finance leases	9,217	8,709	6,857
Accumulated depreciation	(7,333)	(6,245)	(4,749)
Net book amount	1,884	2,464	2,108

12.
Trading properties

Changes in trading properties for the fiscal years ended June 30, 2017 and 2016 are as follows:

	Completed properties	Undeveloped sites	Total
Year ended June 30, 2015	1,787	23,707	25,494
Transfers from investment properties (Note 10)	-	23,935	23,935
Disposals (Note 28)	(1,400)	-	(1,400)
Year ended June 30, 2016	387	47,642	48,029
Transfers from investment properties (Note 10)	-	13,617	13,617
Transfers from intangible assets (Note 13)	12,857	-	12,857
Disposals (Note 28)	(12,903)	-	(12,903)
Year ended June 30, 2017	341	61,259	61,600

During the fiscal years ended June 30, 2017 and 2016 no borrowing costs were capitalized.

None of the Group’s trading properties have been mortgaged or otherwise restricted to secure Group’s borrowings and other payables.

Breakdown of current and non-current Company’s trading properties is as follow:

	June 30, 2017	June 30, 2016
Non-current	61,600	48,029
	61,600	48,029

The following is a summary of the Group's trading properties by type as of June 30, 2017 and 2016

	Net book amount
Description	June 30, 2017	June 30, 2016	Date of acquisition
Undeveloped sites:
Air space Coto	6,024	6,024	Sep - 97
Córdoba Plot of land	15,544	15,544	May - 15
Córdoba Plot of land (Shopping)	23,935	23,935	Dec - 06
Residential project Neuquén	15,756	2,139	May - 06
Total undeveloped sites	61,259	47,642

Completed properties:
Condominios I	-	21	Apr - 11
Condominios II	341	366	Nov - 13
Total completed properties	341	387
Total trading properties	61,600	48,029

13.
      Intangible assets

Changes in the Group’s intangible assets for the fiscal years ended June 30, 2017 and 2016 are as follows:

	Goodwill	Software	Rights of use (ii)	Rights to receive units (Barter transactions) (iii)	Others	Total
At June 30, 2015
Costs	-	15,246	20,873	38,281	11,861	86,261
Accumulated amortization	-	(14,773)	(471)	-	(2,002)	(17,246)
Net book amount	-	473	20,402	38,281	9,859	69,015
Year ended June 30, 2016
Additions	-	1,583	-	-	-	1,583
Amortization charge (i)	-	(325)	(943)	-	(2,191)	(3,459)
Closing net book amount	-	1,731	19,459	38,281	7,668	67,139
At June 30, 2016
Costs	-	16,829	20,873	38,281	11,861	87,844
Accumulated amortization	-	(15,098)	(1,414)	-	(4,193)	(20,705)
Net book amount	-	1,731	19,459	38,281	7,668	67,139
Year ended June 30, 2017
Additions	-	33,650	-	2,136	-	35,786
Incorporation as result of business combination (Note 3)	26,375	-	-	-	-	26,375
Transfers to trading properties	-	-	-	(12,857)	-	(12,857)
Amortization charge (i)	-	(2,272)	(418)	-	(2,193)	(4,883)
Closing net book amount	26,375	33,109	19,041	27,560	5,475	111,560
At June 30, 2017
Costs	26,375	50,479	20,873	27,560	11,861	137,148
Accumulated amortization	-	(17,370)	(1,832)	-	(6,386)	(25,588)
Net book amount	26,375	33,109	19,041	27,560	5,475	111,560

(i)
Amortization charge is included in “Costs” in the statements of comprehensive income (Note 28). There are no impairment charges for any of the reported years.
(ii)
Corresponds to Distrito Arcos. Depreciation began in January 2015, upon delivery of the shopping mall.
(iii)
Corresponds to in-kind receivables representing the right to receive residential apartments in the future under barter transactions (Note 35).

14.
      Inventories

The Group’s inventories as of June 30, 2017 and 2016 were as follows:

	June 30, 2017	June 30, 2016
Current
Materials and others items of inventories	22,722	18,202
Total inventories	22,722	18,202

15.
      Financial instruments by category

The following tables show the carrying amounts of financial assets and liabilities by category and fair value hierarchy and a reconciliation to the corresponding line item in the statements of financial position. Since the line items “Trade and other receivables” and “Trade and other payables” contain both financial instruments and non-financial assets or liabilities (such as advances, credits, trade payables in-kind and tax payables), the reconciliation is shown in the columns headed “Non-financial assets” and “Non-financial liabilities”.

Financial assets and financial liabilities as of June 30, 2017 were as follows:

	Financial assets at amortized cost	Financial assets at fair value through profit or loss	Subtotal financial assets	Non-financial assets	Total
		Level 1
Assets as per statement of financial position
Trade and other receivables (excluding the allowance for doubtful accounts) (Note 16)	1,096,254	-	1,096,254	1,266,624	2,362,878
Investments in financial assets:
- Investment in equity of public companies.	-	157,689	157,689	-	157,689
- Non-convertible notes issued by related parties (Notes 32 and 34)	-	267,365	267,365	-	267,365
- Mutual funds	-	196,016	196,016	-	196,016
- ETF funds	-	70,148	70,148	-	70,148
- Government bonds	-	555,748	555,748	-	555,748
Restricted assets (*)	49,525	-	49,525	-	49,525
Cash and cash equivalents:
- Cash at banks and on hand	119,705	-	119,705	-	119,705
- Short- term investments	-	1,687,839	1,687,839	-	1,687,839
Total	1,265,484	2,934,805	4,200,289	1,266,624	5,466,913

(*) Represents to cash at Banks related to the employee Capitalization Plan (Note 24). The cash was transferred to a new trust fund in August 2017.

15.
Financial instruments by category (Continued)

	Financial liabilities at amortized cost	Financial liabilities at fair value through profit or loss	Subtotal financial liabilities	Non-financial liabilities	Total
Liabilities as per statement of financial position		Level 2
Trade and other payables (Note 19)	492,944	-	492,944	1,018,636	1,511,580
Borrowings (excluding finance lease liabilities) (Note 20)	6,164,838	-	6,164,838	-	6,164,838
Derivative financial instruments (Note 21)	-	4,950	4,950	-	4,950
Total	6,657,782	4,950	6,662,732	1,018,636	7,681,368

Financial assets and financial liabilities as of June 30, 2016 were as follows:

	Financial assets at amortized cost	Financial assets at fair value through profit or loss		Subtotal financial assets	Non-financial assets	Total
		Level 1	Level 3
Assets as per statement of financial position
Trade and other receivables (excluding the allowance for doubtful accounts) (Note 16)	1,757,371	-	-	1,757,371	758,493	2,515,864
Investments in financial assets:
- Investment in equity of public companies.	-	140,106	-	140,106	-	140,106
- Investments in equity of private companies.	-	-	172,319	172,319	-	172,319
- Non-convertible notes issued by related parties (Notes 32 and 34)	-	328,669	-	328,669	-	328,669
- Mutual funds	-	372,925	-	372,925	-	372,925
- ETF funds	-	98,882	-	98,882	-	98,882
- Government bonds	-	968,859	-	968,859	-	968,859
- Bonds issued by Banco Macro	-	2,988	-	2,988	-	2,988
Cash and cash equivalents:
- Cash at banks and on hand	29,842	-	-	29,842	-	29,842
- Short -term investments	-	3,207	-	3,207	-	3,207
Total	1,787,213	1,915,636	172,319	3,875,168	758,493	4,633,661

	Financial liabilities at amortized cost	Financial liabilities at fair value through profit or loss	Subtotal financial liabilities	Non-financial liabilities	Total
Liabilities as per statement of financial position		Level 2
Trade and other payables (Note 19)	415,591	-	415,591	874,409	1,290,000
Borrowings (excluding finance leases liabilities) (Note 20)	5,889,026	-	5,889,026	-	5,889,026
Derivative financial instruments (Note 21)	-	2,857	2,857	-	2,857
Total	6,304,617	2,857	6,307,474	874,409	7,181,883

The following are details of the book value of financial instruments recognized, which were offset in the statements of financial position:

	Gross amounts recognized	Gross amounts offset	Net amount presented
June 30, 2017
Financial assets
Trade and other receivables (excluding the allowance for doubtful accounts and other receivables) (Note 16)	1,182,831	(86,622)	1,096,209
Financial liabilities
Trade and other payables (Note 19)	(579,566)	86,622	(492,944)

15.
Financial instruments by category (Continued)

	Gross amounts recognized	Gross amounts offset	Net amount presented
June 30, 2016
Financial assets
Trade and other receivables (excluding the allowance for doubtful accounts and other receivables) (Note 16)	1,853,061	(97,898)	1,755,163
Financial liabilities
Trade and other payables (Note 19)	(513,489)	97,898	(415,591)

Financial liabilities carried at amortized cost also include liabilities under finance leases where the Group is the lessee and which therefore have to be measured in accordance with IAS 17 “Leases”. Finance leases are excluded from the scope of IFRS 7 “Financial Instruments: Disclosures”. Therefore, finance leases have been shown separately.

Results of derivative financial instruments are included in “Financial results, net” in the statements of comprehensive income (Note 30) and can be assigned to the following categories:

	Financial assets / (liabilities) at amortized cost	Financial assets / (liabilities) at fair value through profit or loss	Total
June 30, 2017
Interest income	177,892	6,404	184,296
Interest expense	(639,768)	-	(639,768)
Dividend income	9,705	-	9,705
Foreign exchange losses, net	(550,408)	-	(550,408)
Fair value gains of financial assets through profit or loss	-	203,087	203,087
Loss from repurchase of non-convertible notes	-	(168)	(168)
Gain from derivative financial instruments	-	81,105	81,105
Other finance costs	(77,033)	-	(77,033)
Net (loss) income	(1,079,612)	290,428	(789,184)

	Financial assets / (liabilities) at amortized cost	Financial assets / (liabilities) at fair value through profit or loss	Total
June 30, 2016
Interest income	94,541	7,628	102,169
Interest expense	(612,486)	-	(612,486)
Foreign exchange losses, net	(1,815,553)	-	(1,815,553)
Fair value gains of financial assetsthrough profit or loss	-	466,328	466,328
Gain from derivative financial instruments	-	1,248,374	1,248,374
Other finance costs	(100,051)	-	(100,051)
Net (loss) income	(2,433,549)	1,722,330	(711,219)

	Financial assets / (liabilities) at amortized cost	Financial assets / (liabilities) at fair value through profit or loss	Total
June 30, 2015
Interest income	57,860	11,447	69,307
Interest expense	(329,170)	-	(329,170)
Foreign exchange losses, net	(210,162)	-	(210,162)
Fair value gains of financial assets through profit or loss	-	50,176	50,176
Loss from derivative financial instruments	-	(2,961)	(2,961)
Other finance costs	(41,677)	-	(41,677)
Net (loss) income	(523,149)	58,662	(464,487)

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

In the case of Level 1, valuation is based on quoted prices in active markets for identical financial assets or liabilities that the Group can refer to at the date of the statement of financial position. A market is deemed active if transactions take place with sufficient frequency and in sufficient quantity for price information to be available on an ongoing basis. Since a quoted price in an active market is the most reliable indicator of fair value, this should always be used if available. The financial instruments the Group has allocated to this level mainly comprise equity investments, mutual funds, bonds and non-convertible notes for which quoted prices in active markets are available. In the case of equity shares, the Group allocates them to this level when either a stock market price is available or prices are provided by a price quotation on the basis of actual market transactions.

In the case of Level 2, fair value is determined by using valuation methods based on inputs directly or indirectly observable in the market. The financial instruments the Group has allocated to this level comprise foreign-currency forward contracts.

In the case of Level 3, the Group uses valuation techniques not based on inputs observable in the market. This is only permissible insofar as no observable market data are available. The inputs used reflect the Group’s assumptions regarding the factors which any market player would consider in their pricing. The Group uses the best available information for this, including internal company data. The Group has determined that its investment in Avenida Inc. and Arcos del Gourmet S.A.’s stock option are Level 3 financial instruments, with a fair value of Ps. 172,319 and zero as of June 30, 2016, respectively. Arcos del Gourmet S.A.'s purchase option value is zero for the fiscal year ended June 30, 2017.

15.
Financial instruments by category (Continued)

When no quoted prices in an active market are available, fair values are based on recognized valuation methods. The Group uses a range of valuation models for the measurement of Level 2 and Level 3 instruments, details of which may be obtained from the following table:

Description	Pricing model	Pricing method	Parameters
Foreign-currency contracts	Present value method	Theoretical price	Money market curve; Interest curve; Foreign exchange curve.
Arcos del Gourmet S.A. purchase option	Discounted cash flow	-	Projected revenues and discount rate

16.
Trade and other receivables

The following table shows the amounts of Trade and other receivables as of June 30, 2017 and 2016:

	June 30, 2017	June 30, 2016
Non-current
Lease and services receivables	390	4,900
Averaging of scheduled rent escalation	102,850	73,895
Property sales receivables	-	10
Less: allowance for doubtful accounts	-	(2,208)
Total non-current trade receivables	103,240	76,597
Other receivables from partners of joint ventures (*)	89,131	-
VAT receivables	21,055	22,778
Prepayments	16,295	12,088
Loans	4,725	132
Others	46	-
Total non-current other receivables	131,252	34,998
Related parties (Note 32)	543,326	376,603
Total non-current trade and other receivables	777,818	488,198
Current
Post-dated checks	422,984	358,253
Lease and services receivables	338,205	302,294
Averaging of scheduled rent escalation	168,897	107,655
Debtors under legal proceedings	100,808	63,427
Consumer financing receivables	15,786	15,380
Property sales receivables	5,510	645
Less: allowance for doubtful accounts	(131,583)	(91,159)
Total current trade receivables	920,607	756,495
Advance payments	285,158	60,888
Prepayments	96,895	80,107
VAT receivables	24,766	2,851
Loans	15,599	9,276
Other tax receivables	8,656	21,628
Expenses to be recovered	5,226	2,347
Others	6,062	1,715
Less: allowance for other receivables	(165)	(165)
Total current other receivables	442,197	178,647
Related parties (Note 32)	90,508	998,992
Total current trade and other receivables	1,453,312	1,934,134
Total trade and other receivables	2,231,130	2,422,332

(*)     Includes Ps. 66,711 of agreement for assumption of debt with the State Assets Administration Office, or AABE in Spanish. (See Note 20)

16.
Trade and other receivables (Continued)

As of June 30, 2017 and 2016, all non-current receivables are due within 6 years, from the end of the fiscal year.

The fair values of trade and other receivables approximate their respective carrying amounts because, due to their short-term nature, the impact of discounting is not considered significant. Fair values are based on discounted cash flows.

Trade receivables are generally presented in the statement of financial position net of allowances for doubtful accounts. Impairment policies and procedures by type of receivables are discussed in detail in Note 2.15.

Movements on the Group’s allowance for doubtful accounts and other receivables are as follows:

	June 30, 2017	June 30, 2016
Beginning of the year	93,532	84,668
Additions (Note 28)	49,360	35,391
Unused amounts reversed (Note 28)	(8,627)	(23,396)
Used during the year	(2,517)	(3,131)
End of the year	131,748	93,532

The allowance for doubtful accounts’ additions and unused amounts reversed have been included in “Selling expenses” in the statements of comprehensive income (Note 28). Amounts charged to the allowance account are generally written off, when no recovery is expected.

The Group’s trade receivables comprise: shopping mall leased related and services, leases office and related services, consumer financing; and sale of properties. The maximum exposure to credit risk at the reporting date is the carrying value of each class of receivables (Note 4).

The Group also has receivables from related parties. Neither of which are due nor impaired.

16.
Trade and other receivables (Continued)

Due to the distinct characteristics of each type of receivable, an aging analysis of past due unimpaired and impaired receivables are shown by type and class as of June 30, 2017 and 2016 (includes not past due receivables to reconcile with the amounts in the statements of financial position):

Type of receivables	Up to 3 months	3 to 6 months	Over 6 months	To mature	Allowed	Total
Shopping mall lease and services receivables	61,085	3,605	9,364	941,762	115,792	1,131,608
Office leases and services receivables	1,838	376	305	2	5	2,526
Consumer financing receivables	-	-	-	-	15,786	15,786
Properties sales receivables	1,982	34	368	3,126	-	5,510
Total as of June 30, 2017	64,905	4,015	10,037	944,890	131,583	1,155,430
Shopping mall leases and services receivables	50,015	5,178	3,407	773,073	77,957	909,630
Office leases and services receivables	96	124	512	32	30	794
Consumer financing receivables	-	-	-	-	15,380	15,380
Property sales receivable	113	33	314	195	-	655
Total as of June 30, 2016	50,224	5,335	4,233	773,300	93,367	926,459

Leases and services receivables from investment properties:

Trade receivables related to leases and services from the shopping malls and offices represent 98.2% and 98.3% of the Group’s total trade receivables as of June 30, 2017 and 2016, respectively. The Group has a large customer base and is not dependent on any single customer. Leases and services receivables that are not due and for which no allowance has been recorded relate to a wide and varied number of customers for whom there is no external credit rating available. Most of these customers have been actively renting a minimum of six months. New customers with less than six months are constantly monitored. At the end of the year, the Group has not experience credit issues with these new customers.

As of June 30, 2017 and 2016, the Group provided for profit net with respect to leases and services receivables for an amount of Ps. 40,327 and Ps. 11,235, respectively.

Consumer financing receivables:

Trade receivables related to the residual activities of the Group represent only 1.4% and 1.6% of the Group’s total trade receivables as of June 30, 2017 and 2016, respectively.

As of June 30, 2017 and 2016, the Group provided for recorded net gains (losses) on impairment of consumer financing receivables in an amount of Ps. 406 and Ps. 760, respectively.

16.
Trade and other receivables (Continued)

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

Receivables from the sale of properties:

Trade receivables related to the sale of properties represent 0.4% and 0.1% of the Group’s total trade receivables as of June 30, 2017 and 2016, repectively. Payments on these receivables are generally received when due and are generally secured by mortgages on the properties, thus credit risk on outstanding amounts is considered low.

17.
      Cash flow and cash equivalent information

Following is a detailed description of cash flows generated by the Group’s operations for the years ended June 30, 2017, 2016 and 2015.

	Note	June 30, 2017	June 30, 2016	June 30, 2015
Net income for the year		3,377,514	12,252,532	2,411,819
Adjustments:
Income tax expense	22	1,609,181	6,278,894	1,249,369
Amortization and depreciation	28	28,540	22,944	16,892
Changes in fair value of investment properties		(3,133,413)	(17,092,403)	(2,690,556)
(Gain) / Loss from disposal of trading properties		(85,889)	241	(5,691)
Written off unused investment properties / property, plant and equipment	10,11	-	23,650	160
Expenses related to the sale of investment properties		2,841	8,810	13,820
Goodwill written off		-	4,297	-
Averaging	27	(90,197)	(42,832)	(27,454)
Directors’ fees	32	44,770	27,700	40,558
LLP long term incentive program reserve		16,545	16,359	21,360
Loss from disposal of equity interest	9	-	-	(8,758)
Financial results, net	30	1,198,269	1,947,585	481,135
(Gain) / Loss from derivative financial instruments	30	(81,105)	(1,248,374)	2,961
Provisions and allowances, net	28,29	54,764	15,397	22,025
Share of profit of associates and joint ventures	8,9	(152,703)	(204,299)	(50,768)
Interest held before business combination		(7,618)	-	-
Unrealized foreign exchange gain from cash and cash equivalents		(5,116)	(1,062)	(4,390)
Changes in operating assets and liabilities:
Increase in inventories	14	(4,520)	(2,855)	(4,979)
Decrease in trading properties	12	98,792	1,159	5,481
Increase in trade and other receivables	16	(156,265)	(606,342)	(262,246)
Increase in trade and other payables	19	394,147	178,488	251,063
Increase in payroll and social security liabilities		39,713	12,689	23,879
Uses in provisions		(8,322)	(3,350)	(1,813)
Net cash generated from operating activities before income tax paid		3,139,928	1,589,228	1,483,867

17.
       Cash flow and cash equivalent information (Continued)

The following table shows a detail of non-cash transactions occurred in the years ended June 30, 2017, 2016 and 2015:

	June 30, 2017	June 30, 2016	June 30, 2015
Decrease in equity through a decrease in trade and other receivables (dividends attributable to IRSA)	656,965	-	-
Decrease in trade and other receivables through a decrease in borrowings	30,123	-	-
Decrease in borrowings and trade and other payables, through a decrease in associates and joint ventures	20,284	-	-
Transfer of intangible assets to trading properties	12,857	-	-
Decrease in trade and other receivables through distribution of trade and other payables (dividends attributable to IRSA)	64,109	-	-
Increase in equity investments in associates and joint ventures through a decrease in trade and other receivables	2,671	-	-
Increase in investment properties through an increase in borrowings	2,310	-	-
Acquisition of no-controlling interest	865	-	-
Decrease in non-controlling equity through an increase in trade and other payables (dividends)	-	64,209	42,772
Decrease in borrowings through a decrease in investments in financial assets	-	372,203	6,995
Decrease in trade and other payables through a decrease in trade and other receivables and investments in financial assets (dividends attributable to IRSA)	-	253,663	284,776
Transfer of investment properties to trading properties	13,617	23,935	15,544
Transfer of property, plant and equipment to investment properties	-	15,224	8,919
Decrease in borrowings through a decrease in trade and other receivables (dividends)	-	3,591	2,625
Increase in borrowings through an increase in property, plant and equipment	-	1,852	1,984
Change in the measurement criteria of equity interest in Avenida Inc.	-	-	30,089
Barter transactions	-	-	5,409
Decrease in equity through an increase in trade and other payables	-	-	4,594
Decrease in trade and other payables through a decrease in trading properties	-	-	1,135
Expired dividends	-	-	813

Balances incorporated as result of business combination	June 30, 2017
Investments in joint ventures	(106,892)
Trade and other receivables	(97,167)
Borrowings	54,516
Deferred income tax	6,314
Income tax and minimum presumed income tax liabilities	1,060
Trade and other payables	13,375
Provisions	2,361
Total non-cash assets acquired	(126,433)
Cash and cash equivalents acquired	(6,902)
Interest held before business combination	66,658
Goodwill	(26,375)
Non-controlling interest	40,004
Total net assets acquired	(53,048)
Cash and cash equivalents acquired	6,902
Acquisition of subsidiaries, net of cash acquired	(46,146)

17.
       Cash flow and cash equivalent information (Continued)

                 Acquisition of investment properties to IRSA

	June 30, 2017	June 30, 2016	June 30, 2015
Assets acquired
Investment properties	-	-	2,562,182
Property, plant and equipment	-	-	74,309
Total assets acquired	-	-	2,636,491
Trade and other receivables	-	-	(307,893)
Investments in financial assets	-	-	(43,633)
Borrowings	-	-	(2,195,176)
Cash	-	-	(89,789)
Total consideration	-	-	(2,636,491)

18.
Shareholder’s equity

Share capital and premium

The share capital of IRSA Propiedades Comerciales was originally represented by common shares with a nominal value of Ps. 0.1 per share and one vote each. On December 18, 2012, the Superintendence of Corporations registered an amendment to the Company’s by-laws whereby it increased the nominal value of its shares from Ps. 0.1 to Ps. 1 each. This amendment, was registered under number 20,264 of Stock Companies Book 62 T°. The CNV admitted the shares indicated above for listing on the Stock Exchange.

There have been no changes to capital accounts as of June 30, 2017, 2016 and 2015.

18.
      Equity (Continued)

As of June 30, 2017, the capital stock consisted of 126,014,050 common shares with a par value of Ps. 1.00 per share, entitled to one vote each and was as follows:

		Approved by
Status	Par Value	Body	Date	Date of record with the Public Registry of Commerce
Subscribed, Issued and Paid up	1	Extraordinary Shareholders’ Meeting	10.29.87	12.29.87
Subscribed, Issued and Paid up	1	Extraordinary Shareholders’ Meeting	10.26.88	12.29.88
Subscribed, Issued and Paid up	38	Extraordinary Shareholders’ Meeting	10.25.89	02.05.90
Subscribed, Issued and Paid up	9,460	Ordinary and Extraordinary Shareholders’ meeting	08.31.95	03.15.96
Subscribed, Issued and Paid up	16,000	Ordinary and Extraordinary Shareholders’ meeting	10.29.96	05.15.98
Subscribed, Issued and Paid up	38,000	Ordinary and Extraordinary Shareholders’ meeting	03.10.98	10.21.99
Subscribed, Issued and Paid up	6,500	Ordinary and Extraordinary Shareholders’ meeting	08.06.99	05.07.02
Subscribed, Issued and Paid up	8,206	(*) Board of Directors meeting	06.28.04	05.04.05
Subscribed, Issued and Paid up	47,755	(**) Board of Directors meeting	11.16.10	03.02.11
Subscribed, Issued and Paid up	28	(***) Board of Directors meeting	09.22.11	01.04.12
Subscribed, Issued and Paid up	25	(****) Board of Directors meeting	03.13.13	01.16.15
	126,014

(*)
Capital subscribed in connection with the conversion of convertible notes made until August 2006. Such conversions have been registered.
(**)
Capital subscribed in connection with the conversion of convertible notes made on October 7, 2010.
(***)
Capital subscribed in connection with the conversion of convertible notes made on September 21, 2011.
(****)
Capital subscribed in connection with the conversion of convertible notes made on March 13, 2013.

18.
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

Legal reserve

According to Law N° 19,550, 5% of the profit of the year is destined to constitute legal reserves until they reach legal capped amount (20% of share capital). This legal reserve is not available for dividend distribution and can only be released to absorb losses. IRSA CP has reached the legal limit of these reserves.

Reserve for future dividends

The Company and subsidiaries may separate portions of their profits of the year to constitute voluntary reserves according to company law and practice. These special reserves may be for general purposes or for specific uses.

Special reserve - unassigned

The CNV, through General Resolutions N° 562/09 and 576/10, has provided for the application of Technical Resolutions N° 26 and 29 of the FACPCE, which adopt IFRS, as issued by the IASB, for companies subject to the public offering regime ruled by Law N° 17,811, due to the listing of their shares or corporate notes, and for entities that have applied for authorization to be listed under the mentioned regime.

The Group adopted IFRS, as issued by the IASB, in the fiscal year beginning July 1, 2012, being its transition date July 1, 2011.

As mentioned in Note 2.1.b) to these Financial Statements, in the third quarter of fiscal 2017, the Company’s Board of Directors decided to change the accounting policy applicable to investment properties replacing the acquisition cost method with fair value accounting, as permitted by IAS 40, and retroactively modified the comparative figures until the date of transition to IFRS (July 1, 2011).

18.
      Equity (Continued)

Pursuant to CNV General Ruling N° 609/12, the Company set up a special reserve reflecting the positive difference between the balance of retained earnings disclosed in the first closing of the last financial statements prepared in accordance with previously effective accounting standards and the exchange result recognized in the equity on the transition date as a result of the change in accounting policy in investment properties indicated in Note 2.1.b). The reserve for application of IFRS recorded in a timely manner amounted to Ps. 15,802 and the reserve for policy change amounted to Ps. 2,684,390.

This reserve may not be used to make distributions in kind or in cash, and may only be reversed to be capitalized to absorb potential negative balances in Retained Earnings. Changes in fair value that have occurred after the transition period are part of the unallocated results.

As for unallocated results, the effect of the aforementioned policy change amounted to Ps. 15,478,896.

Dividends

The dividends paid for the years ended June 30, 2017, 2016 and 2015 amounts to Ps. 770,000 (Ps. 6.11 per share), Ps. 283,580 (Ps. 2.25 per share) and Ps. 437,193 (or Ps. 3.47 per share), respectively.

IRSA Propiedades Comerciales is not limited to declaring or paying out dividends in cash or in kind, unless the conditions described in Note 20 are met.

Expired dividends

During fiscal years 2017 and 2016, there were no expired dividends not yet paid from prior years. Ps. 813 expired as of June 30, 2015.

19.
      Trade and other payables

The following table shows the amounts of trade and other payables as of June 30, 2017 and 2016:

	June 30, 2017	June 30, 2016
Non-current
Admission rights	256,514	199,688
Rent and service payments received in advance	118,826	89,021
Tenant deposits	6,858	5,688
Suppliers	50	-
Total non-current trade payables	382,248	294,397
Tax payment plans	12,403	18,077
Other income to be accrued	6,430	6,925
Others	5,388	6,438
Total non-current other payables	24,221	31,440
Related parties (Note 32)	129	232
Total non-current trade and other payables	406,598	326,069
Current
Rent and service payments received in advance	261,526	216,958
Admission rights	211,809	187,446
Accrued invoices	162,980	110,390
Trade payables	133,409	77,367
Customer advances	22,115	15,528
Tenant deposits	22,329	24,085
Total current trade payables	814,168	631,774
Others (*)	57,523	6,968
Withholdings payable	56,857	50,224
VAT payables	55,194	46,306
Other tax payables	12,367	8,870
Tax payment plans	4,100	34,871
Other income to be accrued	495	495
Dividends	125	64,209
Total current other payables	186,661	211,943
Related parties (Note 32)	104,153	120,214
Total current trade and other payables	1,104,982	963,931
Total trade and other payables	1,511,580	1,290,000
 (*) Includes the Capitalization plan - Ps. 49,525. (see Note 24). As of June 30, 2017, these funds are shown as restricted assets (see Note 15).

The fair values of current trade and other payables approximate their respective carrying amounts due to their short-term nature, and the impact of discounting is not considered significant. Fair values are based on discounted cash flows.

20.
      Borrowings

The following table shows the Company's borrowings as of June 30, 2017 and 2016:

							Book value
	Secured / Unsecured	Local Currency	Fixed/Floating	Effective interest rate %	Maturity	Nominal value of capital	June 30, 2017	June 30, 2016
Non-current
NCN Class II due 2023	Unsecured	USD	Fixed	(vii)	2023	360,000	5,849,857	5,261,871
AABE Debt (*)	Secured	Ps.	Floating	(viii)	2022	55,766	66,711	-
Seller financing	Secured	Ps. / USD	Fixed	(iv)	2020	93	1,551	2,381
Citibank N.A. loan	Unsecured	Ps.	Fixed	(iii)	-	-	-	2,324
Total non-current borrowings							5,918,119	5,266,576
Current
NCN Class II due 2023	Unsecured	USD	Fixed	(vii)	2023	360,000	141,147	127,652
Bank loans	Unsecured	Ps.	Fixed	(ix)	2018	75,000	75,121	-
Bank overdrafts	Unsecured	Ps.	Floating	(ii)	-	-	26,107	39,792
Citibank N.A. loan	Unsecured	Ps.	Fixed	(iii)	2017	2,338	2,324	5,837
Seller financing	Secured	Ps. / USD	Fixed	(iv)	2020	96	1,598	1,661
Banco Provincia de Buenos Aires loans	Unsecured	Ps.	Fixed	(i)	-	-	-	36,074
NCN Class I due 2017	Unsecured	Ps.	Fixed/Floating	(vi)	-	-	-	409,091
Current borrowings							246,297	620,107
Related parties (Note 32)	Unsecured	Ps.	Floating	(v)	2018	3,500	3,571	6,385
Total current borrowings							249,868	626,492
Total borrowings							6,167,987	5,893,068

(i)
On September 30, 2015, the Company subscribed a Ps. 145 million loan with Banco Provincia de Buenos Aires. Accrued interest at an annual rate of 23.00% rate. Last instalment was settled in September 2016.
(ii)
Bank overdrafts granted by different financial institutions accrue interest rates ranging from 22.25% to 28.5% per year, and are due within a maximum term of three months from the closing date of each period / year.
(iii)
On December 23, 2013, the Company subscribed a Ps. 5.9 million loan with Banco Citibank N.A. wich accrued interest at rate of 15.25% per year. Such loan was fully paid in December 2016. In addition, on December 30, 2014, the Company subscribed a new loan with Banco Citibank N.A. for Ps. 10 million and shall accrue interest at rate of 26.50%. Principal will be repaid in nine quarterly consecutive instalments starting in December 2015.
(iv)
Financial leases accrue interest at rates between 3.2% and 34.8%
(v)
Includes credit lines with Nuevo Puerto de Santa Fe, that bear interest at the Badlar rate with due date in May 2018.
(vi)
On September 18, 2015,the Company issued non-convertible notes Class I in the amount of Ps. 407.3 million, which pay a mixed rate and have a maturity of 18 months. During the first three months, interest will be accrued at a fixed rate of 26.5 % and, from the fourth month until maturity, the Badlar rate plus 4 basis points will be applied. Such loan was fully paid in March 2017.
(vii)
On March 23, 2016, The Company issued non-convertible notes in the amount of USD 360 million which accrue interes at annual fixed rate of 8.75%. Class II due in March 23, 2023. Interest will be paid on a half-yearly basis and principal will be repaid at maturity.
(viii)
Debt assumed pursuant to the joint venture agreement entered into in 2002 between Boulevard Norte S.A. and Sociedad Rural Argentina, for the payment of an outstanding balance for the purchase of Predio Ferial Palermo, which debt accrues interest at Libor. Debt assumed by the Group in 2017, related to the business combination of EHSA (See note 3).
(ix)
On May 11, 2017, Panamerican Mall S.A. subscribed a Ps. 75 million loan with Banco ICBC for that accrues interest at a fixed rate of 21.20% per year. Principal will be repaid on May 11, 2018.

           (*)
State Assets Administration Office, or AABE in Spanish.

20.
      Borrowings (Continued)

As of June 30, 2017 and 2016, the Group did not hold collateralized liabilities (seller financing and long-term borrowings, excluding finance leases).

Borrowings also include liabilities under finance leases where the Group is the lessee and which therefore are measured in accordance with IAS 17 “Leases”. Information regarding liabilities under finance leases is disclosed in Note 26.

The maturity of the Group's borrowings (excluding obligations under finance leases) and the Group's classification related to interest rates is as follows:

	June 30, 2017	June 30, 2016
Fixed rate:
Less than one year	76,661	41,909
Between 1 and 2 years	-	1,133
Between 2 and 3 years	-	1,191
More than 4 years	5,849,857	5,261,871
	5,926,518	5,306,104
Floating rate:
Less than one year	29,297	451,107
Between 4 and 5 years	66,711	-
	96,008	451,107
Accrued interest:
Less than one year	142,312	131,815
	142,312	131,815
	6,164,838	5,889,026

The fair value of current borrowings at fixed-rates and current and non-current borrowings at floating-rates approaches its carrying amount, as the effect of discounting is not significant. The fair value of debt instruments that are not quoted on a market are valued at their technical value, that is, nominal value plus accrued interest.

The fair value of non-current borrowings at fixed rates (excluding obligations under finance leases) is as follows:

	June 30, 2017	June 30, 2016
NCN Class II due 2023	6,877,234	5,921,907
Bank loans	2,338	6,901
	6,879,572	5,928,808

20.
      Borrowings (Continued)

Purchase offers and requests for consent of IRSA CP’s Series I Corporate Notes

On March 3, 2016, IRSA Propiedades Comerciales announced that it would launch an offer to purchase for cash its outstanding 7.875% Series I Corporate Notes due in 2017.

Along with the Purchase Offer, IRSA Propiedades Comerciales asked the holders of Corporate Notes to give their consent for holders to certain proposed changes to the trust agreement dated May 11, 2007, including the elimination of substantially all covenants, and the amendment or elimination of certain events of breach and other provisions of the Corporate Notes Trust Agreement.

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

20.
      Borrowings (Continued)

On April 4, 2016, IRSA Propiedades Comerciales announced the results of the purchase offer and request for consent, as summarized in the following table:

Existing Corporate Notes	CUSIP Numbers	ISINs	Outstanding Principal Amount	Approximate Amount of Existing Principal Notes Offered for sale	Approximate Percentage of Existing Notes Offered for sale	Approximate Percentage of Consents Received
Non-convertible 7.875% Corporate Notes maturing in 2017	02151PAB3 / P0245MAC3	US02151PAB31 / USP0245MAC30	USD 120,000,000	USD 59,504,000	49.59%	49.59%

The Meeting of IRSA’s 2017 Corporate Notes holders scheduled for March 23, 2016 could not be held for the required quorum was not gathered.

On March 28, 2016 and April 8, 2016, IRSA Propiedades Comerciales bought the nominal principal amount of USD 59,152,000 and USD 352,000, respectively, of 7.875% Series I Corporate Notes maturing in 2017, and ordered the Trustee to settle USD 59,504,000 of the nominal principal amount of the Corporate Notes on such dates. Following such settlements, the nominal outstanding principal amount of 7.875% Series I Corporate Notes maturing in 2017 issued by IRSA Propiedades Comerciales was USD 60,496,000.

On April 4, 2016, IRSA Propiedades Comerciales’ Board of Directors decided to approve the payment of USD 60,496,000, the remaining outstanding amount of IRSA Propiedades Comerciales’ Series I Corporate Notes. Such payment was made on May 4, 2016.

Such payments were accounted for as a cancellation of debt, generating a loss in the amount of Ps. 33,393.

Issuance of IRSA CP’s 8.75% Class II Corporate Notes maturing in 2023

On March 23, 2016, IRSA Propiedades Comerciales issued corporate notes for an aggregate nominal amount of USD 360 million under its Global Corporate Note Program. Class II Corporate Notes accrue interest on a half-yearly basis, at an annual fixed rate of 8.75% and are repayable at maturity on March 23, 2023. The issue price was 98.722% of face value.

IRSA Propiedades Comerciales’ Corporate Notes maturing in 2023 are subject to certain Commitments, Events of Breach and Limitations, including Limitations on Additional Indebtedness, Limitations on Restricted Payments, Limitations on Transactions with Affiliates, Limitations on the Merger, Take-over Merger and Limitations on the Sale of all or a substantial portion of the company’s Assets.

20.
      Borrowings (Continued)

In order to borrow additional debt, IRSA Propiedades Comerciales must comply with debt to Consolidated Interest Coverage ratio, which must be at least 2.00. The Consolidated Interest Coverage ratio is defined as Consolidated EBITDA divided by consolidated net interest. Consolidated EBITDA is defined as operating income (loss) plus depreciation and amortization, and other consolidated non-monetary charges.

The Class II Notes are subject to certain financial commitments pursuant to which IRSA Propiedades Comerciales may not declare or pay dividends in cash or in kind, unless the following conditions are met at the time of payment:

a)
an event of default does not occur or persist,
b)
IRSA Propiedades Comerciales may incur at least USD 1.00 worth of additional debt pursuant to the “Restriction on Additional Borrowing”; and
c)
the amount of such restricted payment exceeds the sum of:

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

21.
      Derivative financial instruments

The following table shows the derivative financial instruments as of June 30, 2017 and 2016:

	June 30, 2017	June 30, 2016
Liabiities
Current
Foreign-currency forward contracts	4,950	2,857
Total current derivative financial instruments	4,950	2,857
Total derivative financial instruments	4,950	2,857

As of June 30, 2017 and 2016, foreign currency forward contracts outstanding are indicated below:

Forwards	Amount (USD)	Due date	June 30, 2017	June 30, 2016
Banco Galicia	8,000	10/31/2016	-	1,109
Banco ICBC	10,000	10/31/2016	-	1,368
Banco SBS	1,000	02/24/2017	-	255
Banco SBS	1,000	10/31/2016	-	125
Banco ICBC	4,950	05/11/2018	4,950	-
Total			4,950	2,857

21.
Derivative financial instruments (Continued)

Accrued gains (losses) from future exchanges contracts during the fiscal years ended June 30, 2017 and 2016 were as follows:

Future / Forwards	Amount (USD)	June 30, 2017	June 30, 2016
Banco ICBC	59,950	27,097	2,624
Banco Galicia	19,000	22,194	44,319
Banco Santander Rio	17,000	12,478	-
Banco SBS	80,500	14,144	-
Compañía Inversora Bursátil	58,000	-	385,492
Banco SBS	91,300	2,263	765,002
Banco Cohen	7,000	-	26,242
Balanz Capital	24,000	2,929	24,240
Total		81,105	1,247,919

Accrued gains (losses) from interest rate swaps during the fiscal years ended June 30, 2017 and 2016 were as follows:

Interest rate swaps	Amount (USD)	June 30, 2017	June 30, 2016
Banco Galicia	50,000	-	455
Total		-	455

22.
      Current and deferred income tax

The Group’s income tax has been calculated on the estimated taxable profit for each year at the rates prevailing in the respective tax jurisdictions. The subsidiaries of the Group in the jurisdictions where the Group operates are required to calculate their income taxes on a separate basis; thus, they are not permitted to compensate subsidiaries’ losses against other subsidiarie’s income.

The details of the provision for the Group’s income tax are as follows:

	June 30, 2017	June 30, 2016	June 30, 2015
Current income tax	510,130	223,220	302,796
Deferred income tax	1,099,051	6,055,674	946,573
Income tax expense	1,609,181	6,278,894	1,249,369

The statutory tax rates in the countries where the Group operates for all of the years presented are:

Tax jurisdiction	Income tax rate
Argentina	35%
Uruguay	0%

22.
      Current and deferred income tax (Continued)

Deferred tax assets and liabilities of the Group as of June 30, 2017, 2016 and 2015 are expected to be recovered as follows:
	June 30, 2017	June 30, 2016	June 30, 2015
Deferred income tax asset to be recovered after more than 12 months	174,165	130,402	87,046
Deferred income tax asset to be recovered within 12 months	143,910	103,412	273,509
Deferred income tax asset	318,075	233,814	360,555

Deferred income tax liabilities to be recovered after more than 12 months	2,085,978	10,288,037	4,293,189
Deferred income tax liabilities to be recovered within 12 months	9,435,983	44,298	110,213
Deferred income tax liabilities	11,521,961	10,332,335	4,403,402

Deferred income tax (broken down into assets and liabilities) during the fiscal years ended June 30, 2017 and 2016, without considering offsetting balances within the same tax jurisdiction, is the following:

	Balance at the beginning	(Charged) / Credited to the statement of income	Incorporation as result of business combination (Note 3)	Balance at the end
Deferred income tax asset
Other	29,601	7,722	973	38,296
Trading properties	(2,163)	10,945	-	8,782
Trade and other payables	187,024	83,850	(35)	270,839
Tax loss carry-forwards	19,352	(19,194)	-	158
Subtotal deferred income tax assets	233,814	83,323	938	318,075

Deferred income tax liabilities
Investment properties	(9,948,064)	(1,112,884)	-	(11,060,948)
Property, plant and equipment and trading properties	(173,976)	(61,774)	-	(235,750)
Investments	(87,985)	(34,217)	(7,252)	(129,454)
Trade and other receivables	(91,530)	24,091	-	(67,439)
Other	(30,780)	2,410	-	(28,370)
Subtotal deferred income tax liabilities	(10,332,335)	(1,182,374)	(7,252)	(11,521,961)
Deferred income tax liabilities, net	(10,098,521)	(1,099,051)	(6,314)	(11,203,886)

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

22.
      Current and deferred income tax (Continued)

As of June 30, 2017, the tax loss carry-forwards of the Group and the jurisdictions which generated them are as follows:

Jurisdiction	Tax loss carry-forward	Date of generation	Date of expiration
Argentina	455	2017	2022
	455

The Group did not recognize deferred income tax assets of Ps. 1,308 and Ps. 16 as of June 30, 2017 and 2016, respectively, related to certain subsidiaries. Although management estimates that these subsidiaries will become profitable in the future, as a result of the recent loss history during the last periods and the lack of verifiable and objective evidence, it has been determined that there is sufficient uncertainty as to the generation of sufficient income to be able to offset losses within a reasonable timeframe, therefore, no deferred tax asset is recognized in relation to these losses.

The Group did not recognize deferred income tax liabilities of Ps. 168 million and Ps. 170.8 million as of June 30, 2017 and 2016, respectively, related to the potential dividend distribution of its investments in foreign subsidiaries, Torodur S.A. In addition, the withholdings and/or similar taxes paid at source may be creditable against the Group’s potential final tax liability. As of June 30, 2017, Torodur S.A. posted a loss; therefore, is no potential distribution of dividends.

Below is a reconciliation of income tax recognized and that which would result from applying the prevailing tax rate on the Profit Before Income Tax for the years ended June 30, 2017, 2016 and 2015:

	June 30, 2017	June 30, 2016	June 30, 2015
Profit for the year before income tax at the prevailing tax rate (i)	1,746,909	6,346,363	1,254,441
Tax effects of:
Non-taxable financial dividends	(63,529)	-	-
Share of profit of associates and joint ventures	(55,399)	(71,505)	(10,982)
(Recovery) / expiration of carry-forwards	(7,038)	7,038	1,646
Non-deductible / non-taxable items	(5,548)	(2,492)	4,264
Results from revaluation of equity interest held before combination	(2,666)	-	-
Other	(3,548)	(510)	-
Income tax loss	1,609,181	6,278,894	1,249,369

(i)
Does not include Uruguayan-source income / (loss) of Ps. (1,459), Ps. 393,941 and Ps. 102,226 as of June 30, 2017, 2016 and 2015, respectively. Primarily financial results not taxed in that jurisdiction.

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

The following table shows the movements in the Group's provisions for other liabilities:

	Labor, legal and other claims	Investments in associates (*)	Total
As of June 30, 2015	33,022	-	33,022
Increases (Note 29)	13,549	-	13,549
Recovery (Note 29)	(10,147)	-	(10,147)
Used during the year	(3,350)	-	(3,350)
As of June 30, 2016	33,074	-	33,074
Increases (Note 29)	25,860	-	25,860
Recovery (Note 29)	(11,829)	-	(11,829)
Increases (Note 9)	-	206	206
Used during the year	(8,322)	-	(8,322)
Incorporation as result of business combination (Note 3)	2,361	-	2,361
As of June 30, 2017	41,144	206	41,350

(*) Corresponds to investments in associates with negative equity.

23.
      Provisions (Continued)

Breakdown of current and non-current provisions is as follows:

	June 30, 2017	June 30, 2016
Non-current	16,509	26,286
Current	24,841	6,788
	41,350	33,074

Included in the item are certain amounts in respect of which the Group has established a provision for legal claims, none of which is considered significant.

In addition, the Group is party to several legal proceedings, including tax, labor, civil, administrative and other litigation, and therefore, has not established any provision based on the information assessed as of this date. In Management’s opinion, the ultimate resolution in any pending or potential matters, whether individually or collectively, will not have any material adverse effect on the consolidated financial situation and the results of the operations of the Group. Below is a description of the primary matters pending:

Acquisition of the building known as ex- escuela Gobernador Vicente de Olmos (City of Córdoba)

On November 20, 2006, the Group through IRSA Propiedades Comerciales acquired the building known as edificio ex-escuela Gobernador Vicente de Olmos, located in the City of Córdoba through a public bid for Ps. 32,522. As explained in Note 26, this property is affected to a concession contract.

After the title deed was issued, the government of the province of Córdoba declared the property to be of public use and subject to partial expropriation in order to be used exclusively for the Libertador San Martín Theatre.

IRSA Propiedades Comerciales answered a complaint in challenging the law that declared such public interest on unconstitutional grounds. In the alternative, it has challenged the appraisal made by the plaintiff and, additionally, it has claimed damages not included in the appraisal and resulting immediately and directly from expropriation.

At June 30, 2017, the property is recorded under Investment Properties.

24.
      Employee benefits

The Group maintains a defined contribution plan (the “Plan”) covering key member of management in Argentina. The Plan became effective on January 1, 2006. Participants may make contributions to the Plan of up to 2.5% of their monthly salary (“Base Contributions”) and contributions of up to 15% of their annual bonus (“Extraordinary Contributions”). Under the Plan, the Group matches employee contributions to the plan at a rate of 200% for Base Contributions and 300% for Extraordinary Contributions.

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

Contributions made by the Group under the Plan amount to Ps. 11,595, Ps. 10,311 and Ps. 5,141 for the fiscal years ended June 30, 2017, 2016 and 2015, respectively.

25.
     Equity Incentive Plan

The Group maintains an equity incentive plan, under which certain selected employees, directors and top management of the Group, IRSA and Cresud (the “Participants”). Engagement is voluntary and by invitation of the Board of Directors.

This plan was effectively established on September 30, 2011 and is administered by the Board of Directors of the Group, IRSA and Cresud, as appropriate, or a committee appointed by the Board of Directors of the respective companies.

Initially, the Incentive Plan established that Participants would be entitled to receive shares (“Contributions”) of IRSA Propiedades Comerciales, IRSA and Cresud, based on a percentage of the annual bonus, on condition that they keep holding the acquired shares and remain an employee of the Company for at least 5 years, among other conditions required to qualify for such Contributions. Due to the small number of transactions in the market it was not possible to fulfil the formal aspects of the plan and as established by the Shareholders’ Meeting the Board of IRSA Propiedades Comerciales decided to modify certain conditions, including, delivery of IRSA and Cresud shares (upon transfer of funds by IRSA Propiedades Comerciales) to replace the shares of IRSA Propiedades Comerciales, IRSA and Cresud.

25.
     Equity Incentive Plan (Continued)

Consequently, shares shall be under the ownership of IRSA and Cresud, and as the conditions established by the Plan are verified, such contributions are transferred to the Participants.

Additionally, IRSA Propiedades Comerciales’s Board of Directors resolved to include a special one-off bonus composed of unrestricted shares issued by IRSA for the fiscal year ended on June 30, 2014, to employees with 2 or more years of service.

A reserve has been set up in the Equity to reflect this plan. As a result of the amendments described above, the reserve was reversed against Trade and other payables. As of June 30, 2017, IRSA Propiedades Comerciales recognized a credit in the amount of Ps. 9.4 million and its subsidiaries a debt in the amount of Ps. 15.4 million.

The amount accrued for the plans as of June 30, 2017 amounts to Ps. 77.2 million, while as of June 30, 2016 the debt recognized as a result of this Incentive Plan amounted to Ps. 64.2 million, based on the market value of the shares to be granted pertaining to the Group’s contributions, proportionately to the period already elapsed for the vesting of shares in the Incentive Plan and adjusted for the probability that any beneficiary should leave the Group before the term and/or the conditions required to qualify for the benefits of the plan are met at fiscal year-end.

For the fiscal years ended June 30, 2017, 2016 and 2015, the Group has incurred in a charge related to the Incentive Plan and the extraordinary gratification of Ps. 16.5 million, Ps. 16.4 million and Ps. 21.4 million, respectively, while the total cost not yet recognized given that the vesting period has not yet elapsed is Ps. 6 million, Ps. 17.4 million and Ps. 36.5 million, respectively, for each fiscal year. This cost is expected to be recognized over an average period of 2 years.

26.
Leases

The Group as lessee

Operating leases:

The Group leases two properties that are use as a shopping mall. These agreements provide for fixed monthly rent payments, adjusted pursuant to a rent escalation clause. Rent expense for the years ended June 30, 2017, 2016 and 2015 amounted to Ps. 5,700, Ps. 5,222 and Ps. 2,972, respectively and are included in "Costs" in the Statements of income.

Furthermore, the Group also leases office space under an operating lease with companies related to the Chairman and Director of the Group (Note 32).

The future minimum payments that the Group must pay off under non-cancellable operating leases are as follows:

	June 30, 2017	June 30, 2016
Not later than 1 year	7,102	7,781
Later than 1 year and not later than 5 years	12,446	14,050
More than 5 years	42,400	44,800
	61,948	66,631

Finance leases:

The Group leases certain computer equipment under various finance leases for an average term of four years. The book value of these assets under financial leases is included in Note 11.

At the commencement of the lease term, the Group recognizes a lease liability equal to the carrying amount of the leased asset. In subsequent periods, the liability decreases by the amount of lease payments made to the lessors using the effective interest method. The interest component of the lease payments is recognized in the statements of comprehensive income. The book value of these liabilities under finance leases is included in Note 20.

Lease liabilities are effectively secured as the rights to the leased assets revert to the lessor in the event of default.

26.
Leases (Continued)

The future minimum payments that the Group must pay off under financial leases are as follows:

	June 30, 2017	June 30, 2016
Not later than 1 year	1,690	1,798
Later than 1 year and not later than 5 years	1,636	2,574
	3,326	4,372
Future - financial charges on finance leases	(177)	(330)
Present value of finance lease liabilities	3,149	4,042

The fair value of finance lease liabilities is as follows:

	June 30, 2017	June 30, 2016
Not later than 1 year	1,598	1,661
Later than 1 year and not later than 5 years	1,551	2,381
Present value of finance lease liabilities	3,149	4,042

Under the terms of these agreements, no contingent rents are payable. The inherent interest rate is fixed at the contract date for all of the lease term. The average interest rate on financial lease payables as of June 30, 2017 and 2016 was 20.63% and 14.40%, respectively.

The Group as lessor

Operating leases:

●
Leases of shopping malls, office and other buildings

The Group enters into cancellable operating leases relating to shopping malls. The agreements have an average term raging from three to five years. Some leases related to anchor stores have terms of ten years, which are usually extendable. Tenants normally pay a rent which consists of the higher of (i) the base rent; and (ii) the percentage rent (which generally ranges between 3% and 12% of the tenants’ gross sales). Furthermore, pursuant to one rent escalation clause in most lease arrangements, the tenants’ base rent generally increases between 18% and 24% each year during the agreement term. Regarding the supplementary rental, because this item is not known until the end of the period, it falls within the definition of contingency rental under IAS 17 "Leases". Accordingly, rental income is recognized once the contingent rent is known.

26.
     Leases (Continued)

The book value of assets for such leases are described in Note 10.

For the fiscal years ended June 30, 2017, 2016 and 2015, the base and contingent rental income of the Group’s shopping malls amounted to Ps. 2,029,990, Ps. 1,548,213 and Ps. 929,063, and to Ps. 624,988, Ps. 587,630 and Ps. 461,394, respectively, and are included under “Income from sales, rents and services” in the consolidated statement of comprehensive income.

Additionally, IRSA Propiedades Comerciales, owns a shopping mall property known as "Patio Olmos" in the Province of Córdoba, Argentina. The Group leases this property to a third party shopping mall operator under an operating lease agreement expiring in 2032. The agreement provides for fixed monthly payments, adjusted pursuant to a rent escalation clause. Rental income for the years ended June 30, 2017, 2016 and 2015 amounted to Ps. 2,250, Ps. 4,196 and Ps. 181, respectively, and is included in the line item “Income from sales, rents and services” in the consolidated statements of comprehensive income.

The Group also enters into cancellable operating leases agreements relating to offices and other buildings. These agreements have an average term raging from three to five years. The tenants are charged a base rent on a monthly basis.

Office and other buildings leases amount to Ps. 401,767, Ps. 279,728 and Ps. 142,436 for the fiscal years ended June 30, 2017, 2016 and 2015, respectively, and are included within “income from sales, rents and services” in the statements of comprehensive income.

The book value of assets for such leases are described in Note 10.

The future minimum proceeds under non-cancellable operating leases from Group’s shopping malls, offices and other buildings are as follows:

	June 30, 2017	June 30, 2016
2017	-	930,991
2018	1,421,954	731,165
2019	1,004,397	405,510
2020	439,775	111,918
Later than 2021	99,337	18,769
	2,965,463	2,198,353

Finance leases:

The Group does not act as a lessor in connection with finance leases.

27.
Revenues

For fiscal years ended June 30, 2017, 2016 and 2015:

	June 30, 2017	June 30, 2016	June 30, 2015
Base rent	2,029,990	1,548,213	1,071,680
Contingent rent	624,990	587,630	461,394
Admission rights	300,933	207,190	156,438
Parking fees	192,749	153,213	111,900
Averaging of scheduled rent escalation	90,197	42,832	27,454
Letting fees	107,580	84,815	48,339
Property management fees	52,303	41,213	29,029
Others	10,550	7,595	11,179
Total revenues from rentals and services	3,409,292	2,672,701	1,917,413
Sale of trading properties	98,792	1,159	6,616
Total revenues from sale of properties	98,792	1,159	6,616
Other revenues	891	1,013	147
Other revenues	891	1,013	147
Total revenues from sales, rentals and services	3,508,975	2,674,873	1,924,176
Expenses and collective promotion fund	1,488,187	1,183,627	833,905
Total revenues from expenses and collective promotion funds	1,488,187	1,183,627	833,905
Total revenues	4,997,162	3,858,500	2,758,081

28.
    Expenses by nature

The Group presented the statement of comprehensive income classified according to their function as part of the line items “Costs”, “General and administrative expenses” and “Selling expenses”.

The following tables provide additional disclosure regarding expenses by nature and their relationship to the function within the Group.

For the year ended June 30, 2017:

	Costs
	Service expenses and other operating costs	Cost of sale of trading properties	Other costs from consumer financing	General and administrative expenses	Selling expenses	Total
Salaries, social security costs and other personnel administrative expenses (i)	653,834	-	-	95,201	27,500	776,535
Maintenance, security, cleaning, repairs and others	636,047	8,975	-	7,216	795	653,033
Advertising and other selling expenses	280,598	-	-	-	29,312	309,910
Taxes, rates and contributions	172,605	1,113	-	4,294	131,254	309,266
Directors' fees	-	-	-	131,481	-	131,481
Leases and expenses	76,009	1,610	-	4,516	525	82,660
Fees and payments for services	12,092	671	48	58,130	2,517	73,458
Allowance for doubtful accounts and other receivables (additions and unused amounts reversed) (ii) (Note 16)	-	-	-	-	41,310	41,310
Amortization and depreciation	22,216	6	-	5,953	365	28,540
Traveling, transportation and stationery	16,736	67	-	8,127	893	25,823
Cost of sale of properties (Note 12)	-	12,903	-	-	-	12,903
Bank charges	-	-	-	7,059	-	7,059
Other expenses	4,255	1	-	199	146	4,601
Commercial compensation	-	-	-	-	1,911	1,911
Total expenses by nature	1,874,392	25,346	48	322,176	236,528	2,458,490

(i)
Includes Ps. 674,942 of salaries, bonuses and social security; Ps. 35,670 of equity incentive plan and Ps. 65,923 of other concepts.
(ii)
Includes waiver charges in the amount of Ps. 577.

28.
Expenses by nature (Continued)

For the year ended June 30, 2016:

	Costs
	Service expenses and other operating costs	Cost of sale of trading properties	Other costs from consumer financing	General and administrative expenses	Selling expenses	Total
Salaries, social security costs and other personnel administrative expenses (i)	515,022	-	-	53,448	20,911	589,381
Maintenance, security, cleaning, repairs and others	441,585	3,239	-	4,428	503	449,755
Advertising and other selling expenses	284,935	-	-	-	21,706	306,641
Taxes, rates and contributions	126,586	775	-	1,957	101,833	231,151
Directors' fees	-	-	-	113,673	-	113,673
Leases and expenses	46,633	240	-	3,077	375	50,325
Fees and payments for services	8,891	40	77	28,562	3,481	41,051
Allowance for doubtful accounts and other receivables (additions and unused amounts reversed) (ii) (Note 16)	-	-	-	-	12,005	12,005
Amortization and depreciation	14,780	22	-	7,911	231	22,944
Traveling, transportation and stationery	14,041	2	-	2,597	805	17,445
Cost of sale of properties (Note 12)	-	1,400	-	-	-	1,400
Bank charges	-	-	-	5,896	-	5,896
Other expenses	1,936	-	-	31	-	1,967
Commercial compensation	-	-	-	-	371	371
Total expenses by nature	1,454,409	5,718	77	221,580	162,221	1,844,005

(j)
Includes Ps. 504,902 of salaries, bonuses and social security costs; Ps. 31,239 of equity incentive plan and Ps. 53,240 of other concepts.
(jj)
Includes waiver charges in the amount of Ps. 10.

28.
    Expenses by nature (Continued)

For the year ended June 30, 2015:

	Costs
	Service expenses and other operating costs	Cost of sale of trading properties	Other costs from consumer financing	General and administrative expenses	Selling expenses	Total
Salaries, social security costs and other personnel administrative expenses (i)	391,949	-	-	24,526	13,697	430,172
Maintenance, security, cleaning, repairs and others	292,287	2,525	9	2,553	198	297,572
Advertising and other selling expenses	173,262	-	-	-	18,517	191,779
Taxes, rates and contributions	102,497	483	-	2,036	68,387	173,403
Directors' fees	-	-	-	80,095	-	80,095
Leases and expenses	17,388	630	-	2,110	178	20,306
Fees and payments for services	8,438	381	47	18,614	3,807	31,287
Allowance for doubtful accounts and other receivables (additions and unused amounts reversed)	-	-	-	-	12,164	12,164
Amortization and depreciation	12,843	1	-	3,919	129	16,892
Traveling, transportation and stationery	-	2	-	2,291	439	2,732
Cost of sale of properties	-	925	-	-	-	925
Bank charges	-	-	-	3,775	-	3,775
Other expenses	14,356	-	-	207	-	14,563
Commercial compensation	-	-	-	-	167	167
Total expenses by nature	1,013,020	4,947	56	140,126	117,683	1,275,832

(kk)
Includes Ps. 358,958 of salaries, bonuses and social security; Ps. 33,327 of equity incentive plan and Ps. 37,887 of other concepts.

29.
    Other operating results, net

For fiscal years ended June 30, 2017, 2016 and 2015:

	June 30, 2017	June 30, 2016	June 30, 2015
Lawsuits (Note 23)	(14,031)	(3,402)	(9,861)
Gain from disposal of equity interest	-	-	8,758
Expenses related to transfers of real property	-	-	(58,626)
Expenses from disposal of investment properties	(2,841)	(8,810)	(13,820)
Donations	(52,910)	(38,889)	(33,587)
Gain resulting from revaluation of equity interest held before combination	7,618	-	-
Others	10,945	(17,451)	(3,719)
Total other operating results, net	(51,219)	(68,552)	(110,855)

30.
    Financial results, net

For fiscal years ended June 30, 2017, 2016 and 2015:

	June 30, 2017	June 30, 2016	June 30, 2015
Finance income:
- Interest income	184,296	102,169	69,307
- Foreign exchange	48,437	410,386	35,831
- Dividends income	9,705	-	-
Finance income	242,438	512,555	105,138

Finance costs:
- Interest expense	(639,768)	(612,486)	(329,170)
- Foreign exchange	(598,845)	(2,225,939)	(245,993)
- Other finance costs	(77,033)	(100,051)	(41,677)
Subtotal finance costs	(1,315,646)	(2,938,476)	(616,840)
Less: Capitalized finance costs	2,310	-	12,957
Finance costs	(1,313,336)	(2,938,476)	(603,883)
Other financial results:
- Gain / (Loss) on derivative financial instruments	81,105	1,248,374	(2,961)
- Fair value gains of financial assets and liabilities at fair value through profit or loss	203,087	466,328	50,176
- Loss from repurchase of non-convertible notes	(168)	-	-
Other financial results	284,024	1,714,702	47,215
Total financial results, net	(786,874)	(711,219)	(451,530)

31.
     Earnings per share

(a)
Basic

Basic earnings per share amounts are calculated in accordance with IAS 33 "Earning per share" by dividing the profit attributable to equity holders of the Group by the weighted average number of ordinary shares outstanding during the year (Note 18).

On December 18, 2012, the Superintendence of Corporations registered an amendment to the Company’s by-laws whereby it increased the nominal value of its shares from Ps. 0.1 to Ps. 1 each. This amendment, which was notified through the CNV, was registered under number 20,264 of Stock Companies Book 62 T°. Furthermore, the CNV has admitted the shares indicated above for listing in the Stock Exchange.

	June 30, 2017	June 30, 2016	June 30, 2015
Profit attributable to equity holders of the Parent	3,260,476	11,821,280	2,280,391
Weighted average number of ordinary shares in issue (thousands)	126,014	126,014	126,014
Basic earnings per share	25.87	93.81	18.10

As mentioned in Note 18, the nominal value of shares increased from Ps. 0.1 to Ps. 1 per share. The number of shares, prices and any other information per share included in these financial statements for all of these periods have adjusted retroactively to reflect the change from Ps. 0.1 to Ps. 1.

(b)
Diluted

Diluted earnings per share amounts are calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all dilutive potential shares. As of June 30, 2017, 2016 and 2015, the Group has no convertible instruments. The diluted earnings per share is equal to basic earnings per share.

32.
    Related Party transactions

In the normal course of business, the Group conducts transactions with different entities or parties related to it. An individual or legal entity is considered a related party where:


An entity, individual or close relative of such individual or legal entity exercises control, or joint control, or significant influence over the reporting entity, or is a member of the Board of Directors or the Senior Management of the entity or its parent company.

An entity is a subsidiary, associate or joint venture of the entity or its parent or controlled company.

32.
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

Such maximum amount ok limited to 5% where no dividends are distributed to the Shareholders, and will be increased proportionately to the distribution, until reaching such cap where total profits are distributed.

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

The Group’s Senior Management is composed of as follows:

Name	Date of birth	Position	In the position since
Alejandro G. Elsztain	03/31/1966	General Manager	2002
Daniel R. Elsztain	12/22/1972	Operating Manager	2011
Javier Ezequiel Nahmod	11/10/1977	Real Estate Manager	2014
Matias Gaivironsky	02/23/1976	Financial and Administrative Manager	2011
Juan José Martinucci	01/31/1972	Commercial Manager	2013

32.
Related Party transactions (Continued)

The remuneration earned by the Company's Senior Management (including Directors) was Ps. 28.8 million; Ps. 38.5 million and Ps. 14.1 million as of June 30, 2017, 2016 and 2015, respectively.

The remuneration earned by Senior Management for their functions consists of an amount that is fixed taking into account the manager's background, capacity and experience, and an annual bonus which varies according to their individual performance and the Group's results. Members of senior management participate in defined contribution and share-based incentive plans that are described in Notes 24 and 25, respectively.

3.
Corporate Service Agreement with Cresud and IRSA

Whereas, given that the Group, IRSA and Cresud have operating areas with certain characteristics of affinity, the Board of Directors considered it was convenient to implement alternatives that allows to reduce certain fixed costs, with the aim of reducing their incidence on the operating results, building on and enhancing the individual efficiencies of each of the companies in the different areas that form part of operating administration.

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

32.
Related Party transactions (Continued)

4.
Legal services

The Group hires legal services from Estudio Zang, Bergel & Viñes, from which Saúl Zang is a partner and sits at the Board of Directors of the Group companies.

5.
Donations granted to Fundación IRSA and Fundación Museo de los Niños

Fundación IRSA is a non-profit charity institution that seeks to support and generate initiatives concerning education, the promotion of corporate social responsibility and the entrepreneurial spirit of the youth. It carries out corporate volunteering programs and fosters donations by the Group’s employees. The main members of Fundación IRSA's Board of Administrators are: Eduardo S. Elsztain (Chairman); Saúl Zang (Vice Chairman I), Alejandro Elsztain (Vice Chairman II) and Mariana C. de Elsztain (secretary). It finances its activities with the donations made by IRSA Propiedades Comerciales S.A., IRSA, Cresud and others Group’s companies.

Fundación Museo de los Niños is a non-profit association, created by the same founders of Fundación IRSA and its Management Board is formed by the same members as Fundación IRSA’s.

On October 31, 1997, IRSA Propiedades Comerciales S.A. entered into an agreement with Fundación IRSA whereby 3,800 square meters of the constructed area at the Abasto shopping mall was granted under a gratuitous bailment agreement for a term of 30 years. Subsequently, on October 29, 1999, Fundación IRSA assigned free of cost all the rights of use over such store and its respective obligations to Fundación Museo de los Niños.

On November 29, 2005, IRSA Propiedades Comerciales S.A. signed another agreement with Fundación Museo de los Niños granting under gratuitous bailment 2,670.11 square meters of the constructed area at Alto Rosario shopping mall for a term of 30 years.

Fundación Museo de los Niños has used these spaces to set up "Museo de los Niños, Abasto” and “Museo de los Niños, Rosario", two interactive learning centers intended for children and adults. Both agreements establish the payment of common expenses and direct expenses related to the services performed by these stores should be borne by Fundación Museo de los Niños.

6.
Offices and Shopping malls spaces rental

IRSA and Cresud rent office space for their executive offices located at the Intercontinental Plaza tower at Moreno 877 in the Autonomous City of Buenos Aires, which we have owned since December 2014. They also rent space at our Abasto Shopping Mall.

32.
Related Party transactions (Continued)

The offices of our President are located at Bolívar 108, in the Autonomous City of Buenos Aires. The property has been rented to Isaac Elsztain e Hijos S.A., a company controlled by Eduardo Sergio Elsztain, our President, and some of his family members and to Hamonet S.A., a company controlled by Fernando A. Elsztain, one of our directors, and some of its family members.

In addition, Tarshop, Banco de Crédito y Securitización S.A., BHN Sociedad de Inversión S.A., BHN Seguros Generales S.A. and BHN Vida S.A. rent offices owned by us in different buildings. In addition, we also let various spaces in our Shopping Malls (stores, stands, storage space or advertising space) to third parties and related parties such as Tarshop S.A. and Banco Hipotecario S.A.. Lease agreement entered into with these related parties include clauses and values in line with those agreed upon with unrelated parties.

7.
Special reimbursement programs with several means of payment

The Group carries out diverse commercial activities and promotions intended to promote larger number of visitors and consumption inside its shopping malls. Some promotions are offered on specific dates or periods, different types of discounts to clients and/or interest-free financing plans. To this end, the Group enters into agreements with various third party financial entities and/or related parties, such as Banco Hipotecario S.A. and Tarshop S.A..

These agreements usually establish different refund percentages for those clients that make purchases at all the participating stores using the means of payment specific of each financial entity and, on occasions, additional financing plans with interest-free instalments. The cost of the refunds granted to the clients is generally distributed as a percentage among the lessors of the shopping malls and the financial entities, while the cost of interest-free financing is borne, in general, by the latter. The Group acts as an intermediary and is in charge of the lessors’ engagement and the advertising of these promotions. This activity results in no money flows or transfer of revenues or costs between the Group and its related parties.

8.
Hospitality Services

On certain occasions, the Group hires hospitality and event venue rental services from Nuevas Fronteras S.A., Hoteles Argentinos S.A. and Llao Llao Resorts S.A., all subsidiaries of our parent company IRSA.

9.
Transfer of tax credits

Sociedad Anónima Carnes Pampeanas S.A. (a company controlled by Cresud S.A.C.I.F y A) and Cresud S.A.C.I.F y A, assigned credits upon the Group corresponding to Value Added Tax export refunds related to such companies’ business activity.

32.
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

12.
Financial and service operations

The Group works with several financial entities in the Argentine market for operations including, but not limited to, credit, investment, purchase and sale of securities and financial derivatives. Such entities include Banco Hipotecario S.A. and its subsidiaries. Furthermore, Banco Hipotecario S.A. and BACS Banco de Crédito y Securitización S.A. usually act as underwriters in Capital Market transactions for the Group. All transactions are carried out at arm’s length.

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

15.
Credit line granted to IRSA and/or its subsidiaries

On July 5, 2016 the Group increased the credit line by up to USD 120 million at an annual interest rate of 9% and expires on June 25, 2017.

32.
Related Party transactions (Continued)

The following is a summary of the balances with related parties as of June 30, 201

		Investments in financial assets	Trade and other receivables	Trade and other receivables	Trade and other payables	Trade and other payables	Borrowings
Related Party	Description of transaction	current	non-current	current	non-current	current	current
Direct parent company
IRSA Inversiones y representaciones Sociedad Anónima (IRSA)	Reimbursement of expenses	-	-	16,482	-	(9)	-
	Corporate services	-	-	22,854	-	-	-
	Lease collections	-	-	535	-	-	-
	Equity incentive plan	-	-	10,472	-	(15,380)	-
	Borrowings	-	-	4	-	-	-
	Advances	-	542,052	-	-	-	-
	Lettings fees	-	-	265	-	-	-
	Non-convertible Notes	25,425	-	-	-	-	-
Total direct parent of the company		25,425	542,052	50,612	-	(15,389)	-

Direct parent company of IRSA
Cresud S.A.C.I.F. y A.	Reimbursement of expenses	-	-	-	-	(23,385)	-
	Equity incentive plan	-	-	-	-	(1,113)	-
	Corporate services	-	-	-	-	(13,595)	-
	Non-Convertible Notes	241,94	-	-	-	-	-
Total direct parent company of IRSA		241,94	-	-	-	(38,093)	-

Associates of IRSA Propiedades comerciales
Tarshop S.A.	Reimbursement of expenses	-	-	346	-	-	-
	Leases and/or rights to use space	-	-	1,625	(117)	(986)	-
Total associates of IRSA propiedades comerciales		-	-	1,971	(117)	(986)	-

32.
Related Party transactions (Continued)

		Investments in financial assets	Trade and other receivables	Trade and other receivables	Trade and other payables	Trade and other payables	Borrowings
Related party	Description of transaction	current	non-current	current	non-current	current	current
Joint ventures of IRSA Propiedades Comerciales
Nuevo Puerto Santa Fe S.A.	Reimbursement of expenses	-	-	585	-	-	-
	Leases’ collections	-	-	-	-	(105)	-
	Advertising space	-	-	-	-	(619)	-
	Leases and/or rights to use space	-	-	-	-	(185)	-
	Management fees	-	-	790	-	-	-
	Borrowings	-	-	-	-	-	(3,571)
Quality Invest S.A.	Management fees	-	-	22	-	-	-
	Borrowings	-	-	4,557	-	-	-
La Rural S.A.	Dividends	-	-	8,841	-	-	-
	Canon	-	1,274	15,120	-	-	-
	Leases and/or rights to use space	-	-	119	-	-	-
	Borrowings	-	-	3,676	-	-	-
	Reimbursement of expenses	-	-	-	-	(55)	-
Total joint ventures of IRSA Propiedades Comerciales		-	1,274	33,710	-	(964)	(3,571)

Subsidiaries of IRSA
Llao Llao Resorts S.A.	Hotel services	-	-	-	-	(33)	-
Nuevas Fronteras S.A	Reimbursement of expenses	-	-	30	-	-	-
	Hotel services	-	-	-	-	(7)	-
Baicom Networks S.A.	Reimbursement of expenses	-	-	6	-	-	-
IRSA International LLC	Reimbursement of expenses	-	-	207	-	-	-
E-Commerce Latina S.A.	Reimbursement of expenses	-	-	110	-	-	-
Tyrus S.A.	Dividends	-	-	-	-	(272)	-
Total subsidiaries of IRSA		-	-	353	-	(312)	-

Subsidiaries of Cresud
Futuros y Opciones.Com S.A.	Reimbursement of expenses	-	-	118	-	-	-
FyO Trading S.A.	Reimbursement of expenses	-	-	-	-	(8)	-
Total subsidiaries of Cresud		-	-	118	-	(8)	-

32.
Related Party transactions (Continued)

		Investments in financial assets	Trade and other receivables	Trade and other receivables	Trade and other payables	Trade and other payables	Borrowings
Related party	Description of transaction	current	non-current	current	non-current	current	current
Associates of IRSA
Banco Hipotecario S.A.	Leases and/or rights to use space	-	-	1,696	-	-	-
	Commissions per stands	-	-	99	-	-	-
BHN Sociedad de Inversión S.A.	Leases and/or rights to use space	-	-	-	-	(40)	-
BACS Administradora de Activos S.A.	Leases and/or rights to use space	-	-	-	-	(1)	-
BHN Seguros Generales S.A.	Leases and/or rights to use space	-	-	240	-	-	-
Banco de Crédito y Securitización	Reimbursement of expenses	-	-	105	-	-	-
Total associates of IRSA		-	-	2,140	-	(41)	-

Other related parties
Consultores Asset Management S.A. (CAMSA)	Reimbursement of expenses	-	-	13	-	-	-
Estudio Zang, Bergel & Viñes	Legal services	-	-	-	-	(3,374)	-
Fundación Museo de los Niños	Reimbursement of expenses	-	-	113	-	-	-
	Leases and/or rights to use space	-	-	1,434	-	-	-
Austral Gold	Reimbursement of expenses	-	-	-	-	(210)	-
Fundación IRSA	Reimbursement of expenses	-	-	44	-	-	-
Hamonet S.A.	Reimbursement of expenses	-	-	-	-	(1)	-
Total other related parties		-	-	1,604	-	(3,585)	-

Directors
Directors	Fees	-	-	-	-	(44,770)	-
	Reimbursement of expenses	-	-	-	(12)	(5)	-
Total Directors		-	-	-	(12)	(44,775)	-
Total		267,365	543,326	90,508	(129)	(104,153)	(3,571)

32.
Related Party transactions (Continued)

The following is a summary of the balances with related parties as of June 30, 2016

		Investments in financial assets	Trade and other receivables	Trade and other receivables	Trade and other payables	Trade and other payables	Borrowings
Related party	Description of transaction	current	non-current	current	non-current	current	current
Direct parent company
IRSA Inversiones y Representaciones Sociedad	Reimbursement of expenses	-	-	8,560	-	(394)	-
Anónima (IRSA)	Corporate services	-	-	20,400	-	-	-
	Leases’ collections	-	-	366	-	-	-
	Advertising space	-	-	-	-	(141)	-
	Advances	-	376,603	-	-	-	-
	Other receivables	-	-	2,243	-	-	-
	Equity incentive plan	-	-	21,791	-	(12,934)	-
	Leases and/or rights to use space	-	-	1,236	-	-	-
	Borrowings	-	-	65,806	-	-	-
Total direct parent company		-	376,603	120,402	-	(13,469)	-

Direct parent company of IRSA
Cresud S.A.C.I.F. y A.	Reimbursement of expenses	-	-	-	-	(25,310)	-
	Equity incentive plan	-	-	1,709	-	-	-
	Corporate services	-	-	-	-	(43,780)	-
	Leases and/or rights to use space	-	-	873	-	-	-
	Non-Convertible Notes	328,669	-	-	-	-	-
Total direct parent company of IRSA		328,669	-	2,582	-	(69,090)	-

Associates of IRSA Propiedades Comerciales
Tarshop S.A.	Reimbursement of expenses	-	-	1,206	-	-	-
	Leases and/or rights to use space	-	-	-	(209)	(861)	-
Total associates of IRSA Propiedades Comerciales		-	-	1,206	(209)	(861)	-

32.
Related Party transactions (Continued)

		Investments in financial assets	Trade and other receivables	Trade and other receivables	Trade and other payables	Trade and other payables	Borrowings
Related party	Description of transaction	current	non-current	current	non-current	current	current
Joint ventures of IRSA Propiedades Comerciales
Nuevo Puerto Santa Fe S.A.	Reimbursement of expenses	-	-	2,055	-	-	-
	Leases’ collections	-	-	2	-	-	-
	Advertising space	-	-	201	-	-	-
	Leases and/or rights to use space	-	-	-	-	(308)	-
	Management fees	-	-	4,075	-	-	-
	Borrowings	-	-	-	-	-	(6,385)
Quality Invest S.A.	Reimbursement of expenses	-	-	1	-	-	-
	Management fees	-	-	223	-	-	-
Entretenimiento Universal S.A.	Reimbursement of expenses	-	-	116	-	-	-
	Borrowings	-	-	96	-	-	-
Entertainment Holding S.A.	Reimbursement of expenses	-	-	150	-	-	-
	Borrowings	-	-	87	-	-	-
Total joint ventures of IRSA Propiedades Comerciales		-	-	7,006	-	(308)	(6,385)

Subsidiaries of IRSA
Llao Llao Resorts S.A.	Hotel services	-	-	1	-	-	-
Nuevas Fronteras S.A	Reimbursement of expenses	-	-	30	-	-	-
	Hotel services	-	-	-	-	(30)	-
Baicom Networks S.A.	Reimbursement of expenses	-	-	2	-	-	-
IRSA International LLC	Reimbursement of expenses	-	-	187	-	-	-
E-Commerce Latina S.A.	Reimbursement of expenses	-	-	89	-	-	-
Tyrus S.A.	Dividends	-	-	-	-	(272)	-
Real Estate Investment Group V LP	Borrowings	-	-	860,576	-	-	-
Total subsidiaries of IRSA		-	-	860,885	-	(302)	-

Subsidiaries of Cresud
Futuros y Opciones.Com S.A.	Reimbursement of expenses	-	-	171	-	-	-
Sociedad Anónima Carnes Pampeanas S.A.	Other liabilities	-	-	-	-	(1,089)	-
	Reimbursement of expenses	-	-	135	-	-	-
	Other receivables	-	-	52	-	-	-
	Transfer of tax credits	-	-	-	-	(6,370)
FyO Trading S.A.	Reimbursement of expenses	-	-	20	-	-	-
Total subsidiaries of Cresud		-	-	378	-	(7,459)	-

32.
Related Party transactions (Continued)

		Investments in financial assets	Trade and other receivables	Trade and other receivables	Trade and other payables	Trade and other payables	Borrowings
Related party	Description of transaction	current	non-current	current	non-current	current	current
Associates of IRSA
Banco Hipotecario S.A.	Reimbursement of expenses	-	-	176	-	-	-
	Leases and/or rights to use space	-	-	23	(11)	(17)	-
	Advances	-	-	-	-	(2)	-
	Commissions per stands	-	-	63	-	-	-
Banco de Crédito y Securitización	Reimbursement of expenses	-	-	929	-	-	-
Total associates of IRSA		-	-	1,191	(11)	(19)	-

Joint venture of IRSA
Cyrsa S.A.	Reimbursement of expenses	-	-	-	-	(3)	-
Total joint venture of IRSA		-	-	-	-	(3)	-

Other related parties
Boulevard Norte S.A.	Reimbursement of expenses	-	-	813	-	-	-
	Other payables	-	-	-	-	(677)	-
	Borrowings	-	-	6	-	-	-
Consultores Asset Management S.A. (CAMSA)	Reimbursement of expenses	-	-	222	-	-	-
La Rural S.A.	Leases and/or rights to use space	-	-	222	-	-	-
Avenida Compras S.A.	Advertising space	-	-	792	-	-	-
	Leases and/or rights to use space	-	-	73	-	-	-
Avenida Inc.	Advertising space	-	-	538	-	-	-
Ogden Argentina S.A.	Reimbursement of expenses	-	-	124	-	-	-
	Borrowings	-	-	901	-	-	-
Estudio Zang, Bergel & Viñes	Legal services	-	-	-	-	(311)	-
Fundación Museo de los Niños	Reimbursement of expenses	-	-	231	-	-	-
	Leases and/or rights to use space	-	-	1,346	-	-	-
Austral Gold	Reimbursement of expenses	-	-	20	-	-	-
Fundación IRSA	Reimbursement of expenses	-	-	54	-	-	-
Total other related parties		-	-	5,342	-	(988)	-

Directors
Directors	Fees	-	-	-	-	(27,700)	-
	Reimbursement of expenses	-	-	-	-	(15)	-
	Guarantee deposits	-	-	-	(12)	-	-
Total Directors		-	-	-	(12)	(27,715)	-
Total		328,669	376,603	998,992	(232)	(120,214)	(6,385)

32.
Related Party transactions (Continued)

The following is a summary of the results and transactions with related parties for the year ended June 30, 2017:

Related party	Corporate services	Fees	Financial operations	Donations	Leases and/or rights of use	Commisions
Direct parent company
IRSA Inversiones y Representaciones Sociedad Anónima	23,972	-	516	-	2,533	127
Total direct parent company	23,972	-	516	-	2,533	127

Direct parent company of IRSA
Cresud S.A.CI.F. y A.	(128,819)	-	61,923	-	867	-
Total direct parent company of IRSA	(128,819)	-	61,923	-	867	-

Associates of IRSA Propiedades Comerciales
Tarshop S.A.	-	-	-	-	13,816	-
Total Associates of IRSA Propiedades Comerciales	-	-	-	-	13,816	-

Other related parties
Estudio Zang, Bergel & Viñes	-	(9,185)	-	-	-	-
Fundación IRSA	-	-	-	(580)	-	-
Hamonet S.A.	-	-	-	-	(280)	-
Isaac Elsztain e Hijos S.A.	-	-	-	-	(544)	-
REIG V	-	-	58,125	-	-	-
Total other related parties	-	(9,185)	58,125	(580)	(824)	-

Directors
Directors	-	(131,481)	-	-	-	-
Senior Management	-	(6,677)	-	-	-	-
Total Directors	-	(138,158)	-	-	-	-

Joint ventures of IRSA Propiedades Comerciales
Quality Invest S.A.	-	216	707	-	-	-
Nuevo Puerto Santa Fe S.A.	-	3,565	(1,165)	-	5,641	-
La Rural S.A.	-	-	8,518	-	-	-
Total joint ventures of IRSA Propiedades Comerciales	-	3,781	8,060	-	5,641	-

32.
Related Party transactions (Continued)

Related party	Corporate services	Fees	Financial operations	Donations	Leases and/or rights of use	Commisions
Associates of IRSA
Banco Hipotecario S.A.	-	-	-	-	3,276	21
Banco de Créditos y Securitización	-	-	-	-	9,507	-
BHN Sociedad de Inversion S.A.	-	-	-	-	841	-
BACS Administradora de Activos S.A.	-	-	-	-	634	-
BHN Seguros Generales S.A.	-	-	-	-	1,730	-
BHN Vida S.A.	-	-	-	-	1,682	-
Total associates of IRSA	-	-	-	-	17,670	21

Subsidiaries of IRSA	-	-	-	-	-	-
Nuevas Fronteras S.A.	-	-	-	(29)	(4)	-
Subsidiaries of IRSA	-	-	-	(29)	(4)	-
Total	(104,847)	(143,562)	128,624	(609)	39,699	148

32.
Related Party transactions (Continued)

The following is a summary of the results of transactions with related parties for the year ended June 30, 2016:

Related party	Corporate services	Fees	Financial operations	Donations	Leases and/or rights of use	Commisions
Direct parent company
IRSA Inversiones y Representaciones Sociedad Anónima	19,165	-	(1,491,911)	-	(375)	76
Total direct parent company	19,165	-	(1,491,911)	-	(375)	76

Direct parent company of IRSA		-
Cresud S.A.CI.F. y A.	(88,517)	-	84,980	-	1,417	-
Total direct parent company of IRSA	(88,517)	-	84,980	-	1,417	-

Associates of IRSA Propiedades Comerciales	-
Tarshop S.A.	-	-	-	-	11,802	265
Total associates of IRSA Propiedades Comerciales	-	-	-	-	11,802	265

Other related parties
Estudio Zang, Bergel & Viñes	-	(2,940)	-	-	-	-
Fundación IRSA	-	-	-	(96)	-	-
Boulevard Norte S.A.	-	-	1	-	-	-
Ogden S.A.	-	-	177	-	-	-
La Rural S.A.	-	-	-	-	169	-
Hamonet S.A.	-	-	-	-	(240)	-
Isaac Elsztain e Hijos S.A.	-	-	-	-	(457)	-
Total other related parties	-	(2,940)	178	(96)	(528)	-

Directors
Directors	-	(113,673)	-	-	-	-
Senior Management	-	(6,246)	-	-	-	-
Total Directors	-	(119,919)	-	-	-	-

Joint ventures of IRSA Propiedades Comerciales
Quality Invest S.A.	-	216	-	-	-	-
Nuevo Puerto Santa Fe S.A.	-	3,619	(1,716)	-	(385)	-
Entretenimiento Universal S.A.	-	-	16	-	-	-
Entertainment Holding S.A.	-	-	15	-	-	-
Total joint ventures of IRSA Propiedades Comerciales	-	3,835	(1,685)	-	(385)	-

32.
Related Party transactions (Continued)

Related party	Corporate services	Fees	Financial operations	Donations	Leases and/or rights of use	Commisions
Associates of IRSA
Banco Hipotecario S.A.	-	-	-	-	3,110	222
Banco de Créditos y Securitización S.A.	-	-	-	-	6,493	-
Total associates of IRSA	-	-	-	-	9,603	222

Subsidiaries of IRSA
Tyrus S.A.	-	-	4,734	-	-	-
Nuevas Fronteras S.A.	-	-	-	-	(4)
Subsidiaries of IRSA	-	-	4,734	-	(4)	-
Total	(69,352)	(119,024)	(1,403,704)	(96)	21,530	563

32.
Related Party transactions (Continued)

The following is a summary of the results of transactions with related parties for the year ended June 30, 2015:

Related party	Corporate services	Fees	Financial operations	Donations	Leases and/or rights of use	Commisions
Direct parent company
IRSA Inversiones y Representaciones Sociedad Anónima	15,702	-	(113,296)	-	(5,236)	44
Total direct parent company	15,702	-	(113,296)	-	(5,236)	44

Direct parent company of IRSA
Cresud S.A.CI.F. y A.	(63,414)	-	(1,066)	-	681	-
Total direct parent company of IRSA	(63,414)	-	(1,066)	-	681	-

Associates of IRSA Propiedades Comerciales
Tarshop S.A.	-	-	-	-	6,679	72
Total Associates of IRSA Propiedades Comerciales	-	-	-	-	6,679	72

Other related parties
Estudio Zang, Bergel & Viñes	-	(2,138)	-	-	-	-
Fundación IRSA	-	-	-	(1,723)	-	-
Boulevard Norte S.A.	-	-	1	-	-	-
Ogden S.A.	-	-	20	-	-	-
Hamonet S.A.	-	-	-	-	(83)	-
Isaac Elsztain e Hijos S.A.	-	-	-	-	(159)	-
Total other related parties	-	(2,138)	21	(1,723)	(242)	-

Directors
Directors	-	(80,095)	-	-	-	-
Senior Management	-	(3,568)	-	-	-	-
Total Directors	-	(83,663)	-	-	-	-

Joint ventures of IRSA Propiedades Comerciales
Quality Invest S.A.	-	216	-	-	-	-
Nuevo Puerto Santa Fe S.A.	-	2,164	(1,400)	-	(712)	-
Entretenimiento Universal S.A.	-	-	13	-	-	-
Entertainment Holding S.A.	-	-	12	-	-	-
Total joint ventures of IRSA Propiedades Comerciales	-	2,380	(1,375)	-	(712)	-

32.
Related Party transactions (Continued)

Related party	Corporate services	Fees	Financial operations	Donations	Leases and/or rights of use	Commisions
Associates of IRSA
Banco Hipotecario S.A.	-	-	(549)	-	1,437	5
Banco de Créditos y Securitización	-	-	-	-	2,458	-
Total associates of IRSA	-	-	(549)	-	3,895	5

Subsidiaries of Cresud
Sociedad Anónima Carnes Pampeanas S.A.	-	-	133	-	-	-
Total subsidiaries of Cresud	-	-	133	-	-	-

Subsidiaries of IRSA
Tyrus S.A.	-	-	11,904	-	(4)	-
Total subsidiaries of IRSA	-	-	11,904	-	(4)	-
Total	(47,712)	(83,421)	(104,228)	(1,723)	5,061	121

33. CNV General Resolution N° 622/13

As required by Section 1°, Chapter III, Title IV of CNV General Resolution N° 622/13, below there is a detail of the notes to the Consolidated Financial Statements that disclose the information required by the Resolution.

Exhibit A - Property, plant and equipment	Note 10 - Investment properties
Note 11 - Property, plant and equipment
Exhibit B - Intangible assets	Note 13 - Intangible assets
Exhibit C - Equity investments	Note 8 - Interest in joint ventures
Note 9 - Interest in associates
Exhibit D - Other investments	Note 15 - Financial instruments by category
Note 21- Derivative financial instruments
Exhibit E – Provisions	Note 16 - Trade and other receivables
Note 23 - Provisions
Exhibit F – Cost of sales and services provided	Note 12 - Trading properties
Note 28 – Expenses by nature
Exhibit G - Foreign currency assets and liabilities	Note 34 - Foreign currency assets and liabilities

34. Foreign currency assets and liabilities

Book amounts of foreign currency assets and liabilities are as follows:

Items (*)	Amount of foreign currency (1)	Prevailing exchange rate (2)	Total as of 06.30.17	Amount of foreign currency (1)	Prevailing exchange rate (2)	Total as of 06.30.16
Asset
Trade and other receivables
Uruguayan Peso	3	0.58	2	33	0.49	16
US Dollar	5,423	16.53	89,640	2,624	14.94	39,199
Receivables with related parties:
US Dollar	3,147	16.63	52,334	61,836	15.04	930,017
Total Trade and other receivables			141,976			969,232
Restricted assets
US Dollar	2,996	16.53	49,525			-
Total Restricted assets			49,525			-
Investments in financial assets
US Dollar	43,368	16.53	716,867	60,033	14.94	896,897
Investments with related parties:
US Dollar	16,077	16.63	267,365	21,853	15.04	328,669
Total investments in financial assets			984,232			1,225,566
Cash and cash equivalents
Uruguayan Peso	7	0.58	4	2	0.49	1
US Dollar	6,170	16.53	101,987	864	14.94	12,905
Pound	1	21.49	32	2	19.76	30
Euro	6	18.85	105	13	16.49	222
Total cash and cash equivalents			102,128			13,158
Total Assets as of 06.30.17			1,277,861			-
Total Assets as of 06.30.16			-			2,207,956
Liabilities
Trade and other payables
Uruguayan Peso	9	0.58	5	35	0.49	17
US Dollar	9,452	16.63	157,190	3,887	15.04	58,456
Payables from related parties:
US Dollar	271	16.63	4,505	20	15.04	294
Total trade and other payables			161,700			58,767
Borrowings
US Dollar	364,889	16.63	6,068,102	364,321	15.04	5,479,395
Total borrowings			6,068,102			5,479,395
Provisions
US Dollar	5	16.63	83	10	15.04	150
Total Provisions			83			150
Total Liabilities as of 06.30.17			6,229,885			-
Total Liabilities as of 06.30.16			-			5,538,312

(*)
The Company uses some complementary financial instruments with the purpose of reducing its expose to exchange rate movements. See Note 21.
(1)
Considering foreign currencies those that differ from each one of the Group’s companies’ functional currency at each year-end.
(2)
Exchange rate of the Argentine Peso as of June 30, 2017 and 2016 as reportd by the Argentina Central Bank.

35. Barter transactions

The Group generally enters into barter transactions with third-party developers in the ordinary course of business. By virtue of these transactions, the Group generally exchanges undeveloped plots of land for units to be constructed and received in the future. Following is a description of pending transactions that have not yet been perfected by the third parties as of June 30, 2017:

Beruti

On October 13, 2010, the Group and TGLT entered into an agreement to barter a plot of land located at Beruti 3351/59 in the city of Buenos Aires for cash and future residential apartments to be constructed by TGLT on the mentioned land. The transaction, which was subject to certain precedent conditions including the completion by TGLT of its initial public offering, was agreed upon at USD 18.8 million. TGLT constructed an apartment building with residential and commercial parking space. In consideration, TGLT had to transfer to IRSA Propiedades Comerciales S.A. (i) a number of apartments to be determined representing 17.33% of total square meters of residential space; (ii) a number of parking spaces to be determined representing 15.82% of total square meters of parking space; (iii) all spaces reserved for commercial parking in the future building and (iv) the amount of USD 10.7 million payable upon delivering the deeds of title on the land. TGLT completed its initial public offering in the Buenos Aires Stock Exchange on October 29, 2010 and therefore the precedent condition for the transaction was fulfilled on that date. TGLT paid the mentioned USD 10.7 million on November 5, 2010. On December 16, 2010, the title deed to the Beruti plot of land was executed. To secure performance of obligations assumed by TGLT under the deed of sale, a mortgage was granted in favour of IRSA Propiedades Comerciales S.A..

An association named Asociación Amigos Alto Palermo presented an injunction requesting that the construction is prohibited and obtained a suspension interim measure for this purpose. Later, the Court of Appels from the Autonomous City of Buenos Aires ordered the lifting of such interim measure. On December 4, 2013 the delivery terms for committed units were extended for 11 months and on November 4, 2014 a new 11-month extension was signed. On June 11, 2015 final judgment was rendered in favour of IRSA Propiedades Comerciales and TGLT.

On December 30, 2016, TGLT S.A. and IRSA Propiedades Comerciales executed a possession conveyance deed in wich TGLT is not able to execute the relevant title conveyance deed, as it had not completed registration of the Condominium interest as contracted.

During the fiscal year ended June 30, 2017, third parties were assigned the right to notarize in public deeds part of the units, which generated income of Ps. 82.7 million.

As already explained, the remaining part of the transactions continues to be classified as a barter.

35. Barter transactions (Continued)

Conil

On November 5, 2014, the Group executed a conveyance deed evidencing a swap and mortgage transaction in favour of Darío Palombo (acting as Trustee of “Fideicomiso Esquina Guemes”) to convey title on four plots of land located in Avellaneda district. The agreement provides for the development by the Trust of two building construction undertakings. In consideration for such work, the compensation agreed included the amount of USD 0.01 million and delivery, within 24 months as from such agreement execution, of two functional units for commercial purposes and one functional unit for office purposes (the non-monetary compensation was valued at USD 0.7 million).

Coto Residential Project

The Group owns air space of approximately 23,000 square meters above Hipermercado Coto near the Abasto Shopping Mall at the heart of the Autonomous City of Buenos Aires. On September 24, 1997, the Group and Coto Centro Integral de Comercialización S.A. (Coto) granted a title deed by which the Group acquired the rights to receive the parking spaces and the rights to increase the height of the building located between the Agüero, Lavalle, Guardia Vieja and Gallo streets, in the Abasto neighbourhood.

On June 2016, a conditional Exchange Agreement was executed for a one year term, to be later formalized through the execution of a conveyance deed. The project will be a residential development for a consideration of apartments covering an area of 3,621 square meters plus payment of USD 1 million. The consideration will be delivered no later than June 2021 for Tower I, and no later than September 2022 for Tower II. The value in the bill of sale was set at USD 7.5 million.

Córdoba Shopping Project

The Group owns a plot of land next to Córdoba Shopping, with building capacity of approximately 17,300 square meters, at the heart of Cordoba City.

In May 2016, an Exchange Agreement was executed for a building of 13,500 square meters, subject to conditions for a term of one year, after which it may be formalized through a title conveyance deed. The project will be a mixed development, combining residential and office space, and the consideration will include apartments covering 2,160 square meters, parking space, and procedures to obtain permits, combinations and subdivisions of 3 plots of land. Delivery of the consideration will take place no later than May 2021 for Tower I and no later than July 2023 for Tower II. The Exchange Value was set at USD 4 million.

The two mentioned contracts that are part of the Coto residential project and the Córdoba Shopping exchange project include conditions precedent and/or suspensive clauses. Since suspensive clauses have not materialized yet, the real property involved is classified as trading properties.

36.
CNV General Ruling N° 629/14 – Storage of documentation

On August 14, 2014, the CNV issued General Resolution N° 629 whereby it introduced amendments to rules related to storage and conservation of corporate books, accounting books and commercial documentation. In this sense, it should be noted that the Group has entrusted the storage of certain non-sensitive and old information to the following providers:

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

(i)     On February 5, 2014, there was a widely known fire in Iron Mountain’s warehouse. To the original date of these financial statements, the Group had not been notified whether the documentation in storage has been affected by the fire or as to its condition after the accident. Nevertheless, based on the internal review carried out by the Group, duly reported to the CNV on February 12, 2014, the information kept at the warehouse that were on fire do not appear to be sensitive or capable of affecting normal business operations.

It is further noted that a detailed list of all documentation held in custody by providers, as well as documentation required in section 5 a.3) of section I, Chapter V, Title II of the RULES (2013 as amended) are available at the registered office.

37.
Subsequent events

Bidding Process for the Centro de Exposiciones y Convenciones of the Autonomous City of Buenos Aires

On August 4, 2017, the Contract was executed for the Concession of the “Centro de Exposiciones y Convenciones de la Ciudad de Buenos Aires”, which was awarded through a public bidding process on July 24, 2017 to an unincorporated joint venture “LA RURAL S.A. – OFC S.R.L. – OGDEN ARGENTINA S.A. – ENTRETENIMIENTO UNIVERSAL S.A. UNIÓN TRANSITORIA” for the term of 15 years.

The members hold the following shares in the unincorporated Joint Venture: (a) La Rural S.A. holds five per cent (5%); (b) OFC SRL  holds a twenty per cent (20%); (c) Ogden Argentina SA holds a fifty five per cent (55%); and (d) Entretenimiento Universal SA holds a twenty per cent (20%)

The shareholders of La Rural S.A. are Sociedad Rural Argentina, wich holds a 50% stake, and Ogden Argentina S.A. with the remaining 50%.

Ogden Argentina S.A. and Entretenimiento Universal S.A. are controlled by Entertainment Holdings S.A., whose shareholders are IRSA Propiedades Comerciales with a 70% stake and Diego Finkelstein, with the remaining 30%.

37.
Subsequent events (Continued)

As a result, IRSA Propiedades Comerciales indirectly holds a 54.25% share in the Unincorporated Joint Venture.

The “Exhibition and Convention Center” has a total cover area of approximately 22,800 square meters and has capacity for approximate 5,000 persons, with an en banc division and a supplemental division, offices and places to hold meetings. It has three underground levels in order to extend the landscape of the area between the UBA School of Law premises and Parque Thays.

IRSA Propiedades Comerciales – Corporate Notes Classes III and IV

On September 5, 2017, a bid was launched for Corporate Notes Class III and IV under the Program approved by the Shareholdres Meeting for a maximum of USD 500. Settlement will take place on September 12, 2017. Class III has been declared void for lack of offers. The bid for Class IV notes had the following outcome:


Corporate Notes Class IV for a nominal amount of USD 140.0 and a maturity of 36 months from issuance, paid in and payable in dollars, which accrue interest at annual fixed rate of 5.0% payable quarterly. The principal is to be amortized with a balloon payment due on September 14, 2020.

Acquisition of Subordinated Convertible Corporate Notes issued by TGLT
On August 1, 2017, IRSA Propiedades Comerciales exercised its preemptive right and right of first refusal and acquired 22,225,000 Subordinated Corporate Notes convertible into TGLT shares for a total amount of USD 22,225,000 (Nominal value of USD 1 each) due in 2027.
Should the convertion right be excercised by all the note-holders, the Company's equity interest in TGLT would increase from 9.48% to 13.80% of its capital stock.

Suspension of Public Offering of new shares

On July 20, 2017, IRSA Propiedades Comerciales announced that it had decided not to go ahead with the global public offering of new IRSA CP shares and the sale of shares offered by IRSA Inversiones y Representaciones Sociedad Anónima (“IRSA”) due to unfavorable market conditions. As a result, the public offering described in the preliminary prospectus dated July 7, 2017 was suspended.

38.
Investment properties
The following summary of the group´s investment properties by type as of June 30, 2017 prepared in accordance with SEC SX 12-28

	Initial Costs		Subsequent Costs	Costs at the end of the year
	Plot of land	Buildings, facilities and improvement	Improvement / additions	Plot of land	Buildings, facilities and improvement	Total	Capitalized cost, net	Fair value adjustments	Fair Value at the end of the year	Date of construction	Date of acquisition
Shopping malls:
Abasto de Buenos Aires	9,753	251,247	20,515	9,753	271,762	281,515	33	5,092,189	5,373,737	nov-98	jul-94
Alto Palermo Shopping	8,694	424,322	17,755	8,694	442,077	450,771	-	4,521,275	4,972,046	oct-90	nov-97
Alto Avellaneda	18,089	186,584	33,227	18,089	219,811	237,900	-	3,038,927	3,276,827	oct-95	dic-97
Paseo Alcorta	8,006	101,992	35,100	8,006	137,092	145,098	574	2,062,365	2,208,037	jun-92	jun-97
Alto Noa	227	46,336	12,909	227	59,245	59,472	1	618,403	677,876	sep-94	mar-95
Buenos Aires Design	-	53,083	7,676	-	60,759	60,759	10	(35,463)	25,306	nov-93	nov-97
Patio Bullrich	9,814	163,711	12,270	9,814	175,981	185,795	-	1,193,052	1,378,847	sep-88	oct-98
Alto Rosario	25,686	74,743	25,771	25,686	100,514	126,200	65	2,252,786	2,379,051	nov-04	nov-04
Mendoza Plaza	10,546	126,413	11,781	10,546	138,194	148,740	161	1,150,475	1,299,376	jun-94	dic-94
Dot Baires Shopping	84,890	364,359	22,843	84,890	387,202	472,092	248	2,815,106	3,287,446	may-09	nov-06
Córdoba Shopping (1)	1,141	98,714	7,709	1,141	106,423	107,564	-	651,539	759,103	mar-90	dic-06
Distrito Arcos	-	-	286,574	-	286,574	286,574	-	604,326	890,900	-	nov-09
Alto Comahue	1,143	4,467	296,599	1,143	301,066	302,209	-	499,435	801,644	-	may-06
Patio Olmos	11,532	21,417	-	11,532	21,417	32,949	-	113,895	146,844	may-95	sep-07
Soleil Factory	23,267	55,905	70,508	23,267	126,413	149,680	-	772,446	922,126	-	jul-10
Cocheras Ocampo	3,201	21,137	207	3,201	21,344	24,545	-	137,068	161,613	-	sep-06
Shopping malls	215,989	1,994,430	861,444	215,989	2,855,874	3,071,863	1,092	25,487,824	28,560,779
Office and other rental properties:
Oficinas Abasto	-	-	15,254	-	15,254	15,254	-	47,294	62,548	mar-13	jul-94
Edificio Dot	13,346	68,446	12,116	13,346	80,562	93,908	863	656,719	751,490	sep-10	nov-06
Anchorena 545 (Chanta IV)	812	4,495	-	812	4,495	5,307	-	33,001	38,308	-	ago-08
Anchorena 665	2,206	8,821	-	2,206	8,821	11,027	-	42,140	53,167	-	ago-08
Zelaya 3102	1,442	-	-	1,442	-	1,442	-	5,938	7,380	-	jul-05
Suipacha 664	40,916	87,885	1,592	40,916	89,477	130,393	1	136,534	266,928	jun-94	dic-14
Bouchard 710	337,222	180,599	2,752	337,222	183,351	520,573	44	556,764	1,077,381	-	dic-14
Intercontinental Plaza	8,733	149,403	-	8,733	149,403	158,136	116	(51,908)	106,344	jun-96	dic-14
Edificio República	391,506	316,686	490	391,506	317,176	708,682		825,631	1,534,313	-	dic-14
Della Paolera 265	295,682	239,114	-	295,682	239,114	534,796	758	612,094	1,147,648	-	dic-14
Paseo del Sol	-	2,608	-	-	2,608	2,608	-	4,175	6,783	-	jul-15
Edificio Phillips	-	469,034	-	-	469,034	469,034	-	77,429	546,463	-	Jun-17
Office and other rental properties	1,091,865	1,527,091	32,204	1,091,865	1,559,295	2,651,160	1,782	2,945,811	5,598,753
Undeveloped parcels of land
Anexo Dot	25,336	-	-	25.336	-	25,336	-	556,240	581,576	-
Terreno Luján	41,861	-	(298)	41,563	-	41,563	-	125,187	166,750	-	may-12
Caballito –Ferro	36,890	-	-	36,890	-	36,890	-	171,998	208,888	-	nov-97
Terreno lindero Dot	1,980	-	-	1,980	-	1,980	-	324	2,304	-	feb-17
Terreno Mendoza	3,375	-	-	3,375	-	3,375	-	(168)	3,207	-	dic-16
Terreno Intercontinental	90,584	-	-	90,584	-	90,584	-	105,386	195,970	-	dic-14
Undeveloped parcels of land	200,026	-	(298)	199,728	-	199,728	-	958,967	1,158,695
Properties under development
PH Office Park	15,583	-	112,488	15,583	112,488	128,071	20,052	355,441	503,564	-	-
Anexo Alto Palermo Shopping	36,578	-	8,779	36,578	8,779	45,357	-	47,548	92,905	-	jun-06
Distrito Arcos	-	-	2,186	-	2,186	2,186	-	-	2,186	-	-
Properties under development	52,161	-	123,453	52,161	123,453	175,614	20,052	402,989	598,655
Total	1,560,041	3,521,521	1,016,803	1,559,743	4,538,622	6,098,365	22,926	29,795,591	35,916,882