Form 20-F
period 2018-06-30
IRSA PROPIEDADES COMERCIALES S.A.
filed 2018-10-23
CIK 1128173

United States
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

 OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

 For the fiscal year ended June 30, 2018

 OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

 OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES AND EXCHANGE ACT OF 1934

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

Matías Ivan Gaivironsky – Chief Financial and Administrative Officer
Tel (+ 54 11) 4323 7449 ; ir@irsacp.com.ar
Moreno 877, 24th Floor, (C1091AAQ) Ciudad Autónoma de Buenos Aires, Argentina
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

Indicate the number of outstanding shares of the issuer’s common stock as of June 30, 2018: 126,014,050

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
Large accelerated filer ☐  Accelerated filer x  Non-accelerated filer
☐ Emerging growth company ☐ Nonaccelerated filer ☐

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
Yes ☐ No ☐

Please send copies of notices and communications from the Securities and Exchange Commission to:

Carolina Zang	David Williams
Jaime Mercado
Zang Vergel & Viñes Abogados	Simpson Thacher & Bartlett LLP
Florida 537 piso 18º C1005AAK Buenos Aires, Argentina.	425 Lexington Avenue New York, NY 10019

Table of Contents

IRSA Propiedades Comerciales S.A.

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS	i
PRESENTATION OF FINANCIAL AND CERTAIN OTHER INFORMATION	ii
PART I	1
ITEM 1. Identity of Directors, Senior Management and Advisers	1
ITEM 2. Offer Statistics and Expected Timetable	1
ITEM 3. Key Information	1
A. Selected consolidated financial data	1
A.1. Local Exchange Market and Exchange Rates	6
B. Capitalization and Indebtedness	8
C. Reasons for the Offer and Use of Proceeds	8
D. Risk Factors	8
ITEM 4. Information on the Company	49
A. History and Development of the Company	49
B. Business Overview	53
C. Organizational Structure	109
D. Property, Plant and Equipment	111
ITEM 4A. Unresolved staff comments	112
ITEM 5. Operating and Financial Review and Prospects	112
A. Operating Results	112
B. Liquidity and capital resources	154
C. Research and Development, Patents and Licenses, etc.	159
D. Trend Information	159
E. Off-Balance Sheet Arrangements	161
F. Tabular Disclosure of Contractual Obligations	161
G. Safe Harbor	162
ITEM 6. Directors, Senior Management and Employees	162
A. Directors and Senior Management	162
B. Compensation	167
C. Board practices	169
D. Employees	170
E. Share Ownership	171
ITEM 7. Major Shareholders and Related Party Transactions	172
A. Major Shareholders	172
B. Related Party Transactions	173
C. Interests of Experts and Counsel	176
ITEM 8. Financial Information	176
A. Consolidated Statements and Other Financial Information	176
B. Significant changes	179
ITEM 9. The Offer and Listing	179
A. The offer and listing details	179
B. Plan of Distribution	180
C. Markets	180
D. Selling Shareholders	182
E. Dilution	182
F. Expenses of the Issue	183
ITEM 10. Additional Information	183
A. Share Capital	183
B. Memorandum and Articles of Association	183
C. Material Contracts	188
D. Exchange Controls	188
E. Taxation	193
F. Dividends and Paying Agents	201
G. Statement by Experts	201
H. Documents on Display	201
I. Subsidiary Information	201
ITEM 11. Quantitative and Qualitative Disclosures About Market Risk	202
ITEM 12. Description of Securities Other than Equity Securities	202
A. Debt Securities	202
B. Warrants and Rights	202
C. Other Securities	202
D. American Depositary Shares	202
PART II	204
ITEM 13. Defaults, Dividend Arrearages and Delinquencies	204
ITEM 14. Material Modifications to the Rights of Security Holders and Use of Proceeds	204
ITEM 15. Controls and procedures	204
A. Disclosure Controls and Procedures.	204
B. Management’s Annual Report on Internal Control Over Financial Reporting	204
C. Attestation Report of the Registered Public Accounting Firm	205
D. Changes in Internal Control Over Financial Reporting	205
ITEM 16. Reserved	205
ITEM 16A. Audit Committee Financial Expert	205
Item 16B. Code of Ethics	206
Item 16C. Principal Accountant Fees and Services.	206
Item 16D. Exemption from the Listing Standards for Audit Committees	207
Item 16E. Purchase of Equity Securities by the Issuer and Affiliated Purchasers	207
Item 16F. Change in Registrant´s Certifying Account.	207
Item 16G. Corporate Governance.	207
Item 16H. Mine Safety Disclosures	209
PART III	210
ITEM 17. Financial Statements	210
ITEM 18. Financial Statements	210
ITEM 19. Exhibits	210

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

This annual report includes forward-looking statements, principally under the captions “Item 3. Key information - (d). Risk Factors”, “Item 4. Information on the Company” and “Item 5. Operating and Financial Review and Prospects”. We have based these forward-looking statements largely on our current beliefs, expectations and projections about future events and financial trends affecting our business. Many important factors, in addition to those discussed elsewhere in this annual report, could cause our actual results to differ substantially from those anticipated in our forward-looking statements, including, among other things:

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

●
current and future government regulation and changes in law;

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

●
fluctuations in the exchange rate of the Peso against other currencies; and

●
the risk factors discussed under “Item 3. Key information - (d.) Risk Factors.”

You can identify forward-looking statements because they contain words such as “believes,” “expects,” “may,” “will,” “should,” “seeks,” “intends,” “plans,” “estimates,” “anticipates,” “could,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “potential,” “continue” or similar expressions. Forward-looking

  i

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

Available information

We file annual and current reports and other information with the United States Securities and Exchange Commission, or “SEC.” You may read and copy any document we file with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. The SEC also maintains a website at http://www.sec.gov that contains reports and other information regarding issuers that file electronically with the SEC. The information contained on this website does not form part of this annual report form 20-F.

You may obtain a copy of these filings at no cost by writing to us at: Moreno 877, 22nd Floor, City of Buenos Aires (C1091AAQ), Argentina or telephoning us at +54 (11) 4344-4600.

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

Financial Statements

We prepare and maintain financial statements in Pesos and in accordance with International Financial Reporting Standards, or “IFRS,” as issued by the International Accounting Standards Board, or “IASB,” and we prepared our annual financial statements under IFRS for the first time for our fiscal year ended June 30, 2013, which included comparative financial information for our 2012 fiscal year. The opening IFRS statement of financial position was prepared as of our transition date of July 1, 2011, as required by the CNV Rules.

We refer to our annual audited financial statements as of June 30, 2018 and 2017 and for the fiscal years ended June 30, 2018, 2017 and 2016 included elsewhere in this annual report as our “Audited Financial Statements.” Our previously issued consolidated financial statements as of June 30, 2016 and 2015 and for the fiscal years ended June 30, 2016, 2015 and 2014 have been retroactively recast to measure our investment properties at fair value as permitted under IAS 40 and have been furnished to the SEC on May 26, 2017 on a report in Form 6-K. In the past, we measured the value of our portfolio of investment properties at historical cost.

Inflation

We have determined that, as of July 1, 2018, the Argentine economy qualifies as a hyperinflationary economy according to the guidelines to International Accounting Standard 29, Financial Reporting in Hyperinflationary Economies (“IAS 29”) since the total cumulative inflation in Argentina in the 36 months prior to July 1, 2018, as measured by the wholesale price index published by the INDEC, exceeded 100%. IAS 29 will be applicable to our financial statements for periods ending after July 1, 2018.

IAS 29 requires that the financial information recorded in a hyperinflationary currency be adjusted by applying a general price index and expressed in the measuring unit (the hyperinflationary currency) current at the end of the reporting period. Therefore, our audited consolidated financial statements included in this annual report will be adjusted by applying a general price index and expressed in the measuring unit (the hyperinflationary currency) current at the end of the most recent reporting period. We have not estimated yet the impact of the application of IAS 29 provisions in our audited consolidated financial statements. Our Audited Consolidated Financial Statements included in this annual report were not restated into constant currency.

For more information, see “Risk Factors—Risks Relating to Argentina—The peso qualifies as a currency of a hyperinflationary economy under IAS 29. We cannot assure you whether regulatory agencies of the Argentine national government will require us to not apply IAS 29 to financial statements furnished to such regulators” and “—Continuing inflation may have an adverse effect on the economy and our business, financial condition and results of operations.”

Non-IFRS financial measures

Our management uses the following Non-IFRS financial measures; which are useful to evaluate the economic productivity of our operations and for purposes of making decisions about the allocation of resources and evaluation of management and business performance. In addition, we believe they are useful to investors or other interested parties to evaluate our operational and financial performance.

To supplement our Audited Financial Statements, which are prepared and presented in accordance with IFRS, we use the following non-IFRS financial measures in this annual report:

●
Consolidated EBITDA
●
Consolidated Adjusted EBITDA
●
Consolidated Net Operating Income, or “NOI”
●
Consolidated Net Debt
●
Consolidated Adjusted Funds from Operations, or “Adjusted FFO”
●
Adjusted Segment EBITDA
●
Segment NOI

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

We define Consolidated Adjusted EBITDA as Consolidated EBITDA minus total financial results, net excluding financial interest net (foreign exchange differences net, gain/loss from derivative financial instruments, fair value gains from financial assets and liabilities at fair value through profit or loss, and other financial results net), minus share of profit of associates and joint ventures and excluding unrealized results due to the revaluation of the fair value of our investment properties.

We define Consolidated NOI as gross profit for the year, less selling expenses, plus net realized gain on changes in fair value of investment property and plus depreciation and amortization.

We define Consolidated Net Debt as current borrowings, plus non-current borrowings, minus cash and cash equivalents and current investments in financial assets.

We define Consolidated Adjusted FFO as total profit from the year plus depreciation and amortization, minus net gain from fair value adjustments of investment properties, minus total financial results, net, excluding financial interest net (foreign exchange differences net, gain/loss from derivative financial instruments, fair value gains from financial assets and liabilities at fair value through profit or loss, other financial results net), plus deferred income tax and minus non-controlling interest.

We define Adjusted Segment EBITDA for each of our operating segments as our segment’s profit or loss before financing and taxation for the year excluding depreciation and amortization and share in profit / (loss) of associates and joint ventures and the unrealized results due to the revaluation of investment properties to fair value.

We define Segment NOI for each of our operating segments as our segment’s gross profit for the year less selling expenses, plus net realized gain on changes in fair value of investment properties and plus depreciation and amortization.

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

Consolidated EBITDA, Consolidated Adjusted EBITDA, Consolidated NOI, Consolidated Net Debt, Consolidated Adjusted FFO, Adjusted Segment EBITDA, Segment NOI and the ratio Consolidated Adjusted EBITDA Margin are non-IFRS financial measures that do not have standardized meanings prescribed by IFRS. We present Consolidated EBITDA, Consolidated Adjusted EBITDA, Consolidated NOI, Consolidated Net Debt, Consolidated Adjusted FFO, Adjusted Segment EBITDA and Segment NOI because we believe each of these measures provides investors with supplemental measures of our financial performance that may facilitate period-to-period comparisons on a consistent basis. Our management also uses Consolidated EBITDA, Consolidated Adjusted EBITDA, Consolidated NOI, Consolidated Net Debt, Consolidated Adjusted FFO, Adjusted Segment EBITDA, Segment NOI and Consolidated Adjusted EBITDA Margin, among other measures, for internal planning and performance measurement purposes.

Consolidated EBITDA, Consolidated Adjusted EBITDA, Consolidated NOI, Consolidated Net Debt, Consolidated Adjusted FFO, Adjusted Segment EBITDA, Segment NOI and Consolidated Adjusted EBITDA Margin should not be construed as an alternative to profit from operations, as an indicator of operating performance or as an alternative to cash flow provided by operating activities, in each case, as determined in accordance with IFRS. Consolidated EBITDA, Consolidated Adjusted EBITDA, Consolidated NOI, Consolidated Net Debt, Consolidated Adjusted FFO, Adjusted Segment EBITDA, Segment NOI and Consolidated Adjusted EBITDA Margin, as calculated by us, may not be comparable to similarly titled measures reported by other companies.

For more information regarding Consolidated EBITDA, Consolidated Adjusted EBITDA, Consolidated NOI, Consolidated Net Debt, Consolidated Adjusted FFO, Adjusted Segment EBITDA, Segment NOI and Consolidated Adjusted EBITDA Margin. See “Item 3. Key Information—Selected Financial Data” and “Item 5. Operating and Financial Review and Prospects—A. Business Segment Reporting.”

Currency translations and rounding

Our functional and presentation currency is the Peso, and accordingly our financial statements included in this annual report are presented in Pesos. We have translated some of the Peso amounts contained in this annual report into U.S. dollars for convenience purposes only. Unless otherwise specified or otherwise required by the context, the rate used to convert Peso amounts to U.S. dollars is the seller exchange rate quoted by Banco de la Nación Argentina of Ps.28.8500 per US$1.00 as of June 30, 2018. The U.S. dollar-equivalent information presented in this annual report is provided solely for convenience and should not be construed as implying that the Peso amounts represent, or could have been or could be converted into, U.S. dollars at such rates or at any other rate. The Seller exchange rate quoted by Banco de la Nación Argentina was Ps.36.6500 per US$1.00 as of October 18, 2018. See “Item 3. Key Information—Local Exchange Market and Exchange Rates.” and “Item 3. Risk Factors— Continuing inflation may have an adverse effect on the economy and our business, financial condition and the results of our operations”.

Certain numbers and percentages included in this annual report have been subject to rounding adjustments. Accordingly, figures shown for the same category presented in various tables or other sections of this annual report may vary slightly, and figures shown as totals in certain tables may not be the arithmetic aggregation of the figures that precede them.

Fiscal years

References to fiscal years 2018, 2017, 2016, 2015 and 2014 are to our fiscal years starting on July 1 and ending on June 30 of each such year.

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

  v

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

We have determined that, as of July 1, 2018, the Argentine economy qualifies as hyperinflationary economy according to IAS 29. IAS 29 requires that the financial information recorded in a hyperinflationary currency be adjusted by applying a general price index and expressed in the measuring unit (the hyperinflationary currency) current at the end of the reporting period. We did not apply the restatement criteria to the financial information for the periods reported in this annual report since IAS 29 will be applicable to our financial statementes for periods ending after July 1, 2018. For more information, see “Operating and Financial Review and Prospects — Factors Affecting our Results of Operations—Effects of Inflation.”

The summary consolidated statements of comprehensive income and cash flow data for the fiscal years 2018, 2017 and 2016 and the summary consolidated statement of financial position data as of June 30, 2018 and 2017 have been derived from our Audited Consolidated Financial Statements included in this annual report. Our Audited Consolidated Financial Statements have been audited by Price Waterhouse & Co. S.R.L., an independent registered public accounting firm whose report is also included herein. The summary consolidated statement of comprehensive income and cash flow data for the fiscal year 2015 and 2014 and the summary consolidated statement of financial position data as of June 30, 2016, 2015 and 2014 has been derived from our audited consolidated financial statements for the fiscal years ended June 30, 2016, 2015 and 2014 which have been retroactively recast to give effect to the change of measurement basis for our investment properties. These financial statements are not included in this annual report.

We have translated Peso amounts into U.S. dollars at the seller exchange rate as of June 30, 2018, quoted by the Banco de la Nación Argentina, which was Ps.28.85 per US$1.00. The average of the seller exchange rate for the fiscal year 2018, quoted by Banco de la Nación Argentina was Ps.19.4888. We make no representation that these Peso or U.S. dollar amounts actually represent, could have been or could be converted into U.S. dollars at the rates indicated, at any particular rate or at all. See “—A.1. Local Exchange Market and Exchange Rates” and “Item 3. Risk Factors— Continuing inflation may have an adverse effect on the economy and our business, financial condition and the results of our operations”.

For the fiscal year ended June 30, (1)
	2018	2018	2017	2016	2015	2014
	(in thousand US$) (2)	(in thousands Ps.; except per share data)
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
Income from sales, rents and services	146,697	4,232,206	3,508,975	2,674,873	1,924,176	1,445,190
Income from expenses and collective promotion fund	59,515	1,717,000	1,488,187	1,183,627	833,905	667,824
Operating costs	(74,158)	(2,139,447)	(1,899,786)	(1,460,204)	(1,018,023)	(844,960)
Gross profit	132,054	3,809,759	3,097,376	2,398,296	1,740,058	1,268,054
Net gain from fair value adjustments of investment properties	578,514	16,690,117	3,133,413	17,092,403	2,690,556	2,803,023
General and administrative expenses	(14,393)	(415,242)	(322,176)	(221,580)	(140,126)	(101,445)
Selling expenses	(10,221)	(294,865)	(236,528)	(162,221)	(117,683)	(76,854)
Other operating results, net	(170)	(4,906)	(51,219)	(68,552)	(110,855)	(27,939)
Profit from operations	685,784	19,784,863	5,620,866	19,038,346	4,061,950	3,864,839
Share of profit of associates and joint ventures	22,167	639,525	152,703	204,299	50,768	59,074
Profit from operations before financing and taxation	707,951	20,424,388	5,773,569	19,242,645	4,112,718	3,923,913
Finance income	23,853	688,153	242,438	512,555	105,138	124,495
Finance cost	(257,832)	(7,438,451)	(1,313,336)	(2,938,476)	(603,883)	(499,901)
Other financial results	78,629	2,268,439	284,024	1,714,702	47,215	74,730
Financial results, net	(155,350)	(4,481,859)	(786,874)	(711,219)	(451,530)	(300,676)
Profit before income tax	552,601	15,942,529	4,986,695	18,531,426	3,661,188	3,623,237
Income tax expense	(9,931)	(286,506)	(1,609,181)	(6,278,894)	(1,249,369)	(1,250,843)
Total profit for the year	542,67	15,656,023	3,377,514	12,252,532	2,411,819	2,372,394
Total comprehensive income for the year			3,377,514	12,252,532	2,411,819	2,372,394
	542,67	15,656,023
Attributable to:
Equity holders of the parent	523,395	15,099,936	3,260,476	11,821,280	2,280,391	2,272,834
Non‑controlling interest	19,275	556,087	117,038	431,252	131,428	99,560
Profit per common share attributable to equity holders of the parent for the year:
Basic	4.15	119.83	25.87	93.81	18.10	18.04
Diluted	4.15	119.83	25.87	93.81	18.10	18.04
CASH FLOW DATA
Net cash generated from operating activities	125,615	3,624,007	2,875,207	1,013,373	1,257,577	921,464
Net cash used in investing activities	(133,838)	(3,861,213)	(148,074)	(1,864,555)	(414,231)	(517,852)
Net cash generated from (used in) financing activities	62,407	1,800,431	(957,754)	579,67	(660,943)	(516,906)
Net increase (decrease) in cash and cash equivalents	54,185	1,563,225	1,769,379	(271,512)	182,403	(113,294)

For the fiscal years ended June 30, (1)
	2018	2018	2017	2016	2015	2014
	(in thousand US$) (2)	(in thousands of Ps.)
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
Assets
Non‑current assets:
Investment properties	1,873,650	54,054,811	35,916,882	32,234,096	15,388,877	10,296,796
Property, plant and equipment	3,793	109,437	120,536	118,325	120,984	23,552
Trading properties	2,127	61,362	61,600	48,029	22,34	9,661
Intangible assets	7,385	213,051	111,560	67,139	69,015	65,754
Investment in associates and joint ventures	49,689	1,433,522	791,626	597,759	328,349	282,151
Deferred income tax assets	2,105	60,734	59,455	51,759	56,956	40,326
Income tax and minimum presumed income tax credits	5,413	156,152	29	249	249	578
Trade and other receivables	33,120	955,509	777,818	488,198	90,431	85,914
Investments in financial assets	1,010	29,139	66,717	312,425	253,546	63,455
Total non‑current assets	1,978,292	57,073,717	37,906,223	33,917,979	16,330,747	10,868,187
Current assets:
Trading properties	7	206	—	—	3,154	1,214
Inventories	862	24,882	22,722	18,202	15,347	10,368
Restricted asset	—	—	49,525	—	—	—

Income tax and minimum presumed income tax credit	1,500	43,269	1,933	345,815	1,635	123
Trade and other receivables	61,216	1,766,075	1,453,312	1,934,134	808,016	937,204
Investments in financial assets	178,352	5,145,463	1,180,249	1,772,323	292,32	216,071
Derivative financial instruments	1,642	47,360	—	—	—	1,234
Cash and cash equivalents	126,278	3,643,131	1,807,544	33,049	303,499	116,706
Total current assets	369,857	10,670,386	4,515,285	4,103,523	1,423,971	1,282,920
Total assets	2,348,149	67,744,103	42,421,508	38,021,502	17,754,718	12,151,107
Shareholders’ equity
Shareholders’ equity attributable to equity holders of the parent	1,267,418	36,565,015	22,145,079	19,654,617	8,116,917	6,272,969
Non‑controlling interest	48,453	1,397,872	871,169	775,6	443,5	358,686
Total shareholders’ equity	1,315,871	37,962,887	23,016,248	20,430,217	8,560,417	6,631,655
Liabilities
Non‑current liabilities:
Trade and other payables	16,773	483,908	406,598	326,069	247,812	195,673
Borrowings	532,504	15,362,726	5,918,119	5,266,576	3,322,488	1,046,102
Deferred income tax liabilities	396,031	11,425,496	11,263,341	10,150,280	4,099,803	3,136,600
Provisions	425	12,258	16,509	26,286	9,392	22,878
Total non‑current liabilities	945,733	27,284,388	17,604,567	15,769,211	7,679,495	4,401,253
Current liabilities:
Trade and other payables	64,837	1,870,552	1,104,982	963,931	802,151	489,811
Income tax and minimum presumed income tax liabilities	1,597	46,061	268,957	114,624	123,077	56,681
Payroll and social security liabilities	6,385	184,196	147,095	107,382	94,693	76,090

Borrowings	10,589	305,481	249,868	626,492	471,255	479,237
Derivative financial instruments	1,619	46,711	4,950	2,857	—	14,225
Provisions	1,519	43,827	24,841	6,788	23,630	2,155
Total current liabilities	86,545	2,496,828	1,800,693	1,822,074	1,514,806	1,118,199
Total liabilities	1,032,278	29,781,216	19,405,260	17,591,285	9,194,301	5,519,452
Total shareholders’ equity and liabilities	2,348,149	67,744,103	42,421,508	38,021,502	17,754,718	12,151,107

	As of the fiscal years ended June 30, (1)
	2018	2018	2017	2016	2015	2014
	(in thousand US$) (2)	(in thousands of Ps., except for number of shares, per share and ADS data and ratios)

OTHER INFORMATION
Basic net income per ADS	16.61	479.32	103.48	375.24	72.40	72.16
Diluted net income per ADS	16.61	479.32	103.48	375.24	72.40	72.16
Dividends per share	0.19	5.40	6.11	2.25	3.47	3.23
Dividends per ADS	0.75	21.58	24.44	9.00	13.88	12.92
Number of shares outstanding	-	126,014,050	126,014,050	126,014,050	126,014,050	126,014,050
Capital stock (in thousands)	4,368	126,014	126,014	126,014	126,014	126,014
Depreciation and amortization (in thousands)	1,564	45,114	28,540	22,944	16,892	9,736
Capital expenditures (in thousands)(3)	46,383	1,338,157	897,378	188,008	378,782	285,748
Working capital (in thousands)	283,312	8,173,558	2,714,592	2,281,449	(90,835)	164,721
Ratio of current assets to current liabilities	4.27	4.27	2.51	2.25	0.94	1.15
Ratio of shareholders’ equity to total liabilities	1.27	1.27	1.19	1.16	0.93	1.20
Ratio of non-current assets to total assets	0.84	0.84	0.89	0.89	0.92	0.89

(1) Totals may not sum due to rounding.
(2) The exchange rate used to convent to U.S. dollars is the seller exchange rate quoted by Banco de la Nación Argentina of Ps. 28.8500 per US$1.00 as of June 30, 2018. The seller exchange rate quoted by Banco de la Nación Argentina was Ps.36.6500 per US$1.00 as of October 18, 2018.
(3) We define capital expenditure as the cash used in the acquisition of investment properties and property, plant and equipment plus the advanced payments for investment properties and property, plant and equipment acquisitions.

In this annual report we present Consolidated EBITDA and Consolidated Adjusted EBITDA, for definitions of such measures see “Presentation of Financial and Certain Other Information—Non-IFRS financial measures.”

In this annual report we present Consolidated EBITDA, Adjustment Segment EBITDA and Consolidated Adjusted EBITDA:

●
as a measurement of financial performance because it assists us in comparing our financial performance on a consistent basis as it removes the impact of our capital structure (primarily interest charges from our outstanding debt) and asset base (primarily depreciation and amortization) from our operating results;

●
in presentations to our board of directors to enable it to have the same measurement of financial performance used by management;

●
in order to determine the performance and cash generation of each business segment;

●
for planning purposes, including preparation of our annual operating budget;

●
as a performance goal in employee annual incentive compensation;

●
as a valuation measure in strategic analyses in connection with the purchase and sale of assets, as part of the relative valuation methodology that helps to analyze different assets and/or target companies;

●
in determining self-imposed limits on our debt levels, including the evaluation of our leverage ratio and interest coverage ratio.

In this annual report we also present Consolidated Adjusted EBITDA margin for the following reason:

●
as an operational metric in order to compare margins with relevant peers of shopping malls and office industries.

Our management also uses Consolidated EBITDA and Consolidated Adjusted EBITDA from time to time, among other measures, for internal planning and performance measurement purposes. Consolidated EBITDA and Consolidated Adjusted EBITDA should not be construed as an alternative to profit from operations, as an indicator of operating performance or as an alternative to cash flow provided by operating activities, in each case, as determined in accordance with IFRS. Consolidated EBITDA and Consolidated Adjusted EBITDA, as calculated by us, may not be comparable to similarly titled measures reported by other companies.The table below presents a reconciliation of profit for the relevant fiscal year to Consolidated EBITDA and Consolidated Adjusted EBITDA for the fiscal years indicated:

	For the fiscal years ended June 30,
	2018	2018	2017	2016	2015	2014
	(in thousand US$) (1)	(in thousands of Ps.)
Total profit for the year	542,670	15,656,023	3,377,514	12,252,532	2,411,819	2,372,394
Interest income	(8,319)	(240,005)	(184,296)	(102,169)	(69,307)	(60,024)
Interest expense	32,174	928,218	639,768	612,486	329,170	151,092
Income tax expense	9,931	286,506	1,609,181	6,278,894	1,249,369	1,250,843
Depreciation and amortization	1,564	45,114	28,540	22,944	16,892	9,736
Consolidated EBITDA	578,019	16,675,856	5,470,707	19,064,687	3,937,943	3,724,041
Unrealized results due to the revaluation of the fair value of investment properties	(577,794)	(16,669,347)	(3,068,248)	(16,919,859)	(2,559,492)	(2,802,546)
Share of profit of associates and joint ventures	(22,167)	(639,525)	(152,703)	(204,299)	(50,768)	(59,074)
Foreign exchange differences, net	207,736	5,993,197	550,408	1,815,553	210,162	277,258
Gain/loss from derivative financial instruments	(7,881)	(227,378)	(81,105)	(1,248,374)	2,961	(12,514)
Fair value gains of financial assets and liabilities at fair value through profit or loss	(70,747)	(2,041,061)	(203,087)	(466,328)	(50,176)	(62,216)
Other financial results, net	2,388	68,888	65,186	100,051	28,720	7,080
Consolidated Adjusted EBITDA	109,555	3,160,630	2,581,158	2,141,431	1,519,350	1,072,029
Consolidated Adjusted EBITDA Margin	75%	75%	74%	80%	79%	74%

(1) The exchange rate used to convent to U.S. dollars is the seller exchange rate quoted by Banco de la Nación Argentina of Ps. 28.8500 per US$1.00 as of June 30, 2018. The seller exchange rate quoted by Banco de la Nación Argentina was Ps.36.6500 per US$1.00 as of October 18, 2018.

In addition, we present in this annual report Consolidated NOI, for definition of such measure see “Presentation of Financial and Certain Other Information—Non-IFRS financial measures.”

We present in this annual report Consolidated NOI because we believe NOI is a relevant metric in the Real Estate Industry, due to its use as a parameter to calculate the capitalization rate of a property, which helps to determine the property’s value and facilitates real estate investors to compare different properties. We also prepare the information by segment to evaluate the performance of the different lines of business and to compare with capitalization rates for shopping malls and offices of the relevant peers in the industry. Consolidated NOI is a non-IFRS financial measure that does not have a standardized meaning prescribed by IFRS. We present Consolidated NOI because we believe it provides investors a supplemental measure of our financial performance that may facilitate period-to-period comparisons on a consistent basis. Our management also uses Consolidated NOI from time to time, among other measures, for internal planning and performance measurement purposes. Consolidated NOI should not be construed as an alternative to profit from operations, as an indicator of operating performance or as an alternative to cash flow provided by operating activities, in each case, as determined in accordance with IFRS. Consolidated NOI, as calculated by us, may not be comparable to similarly titled measures reported by other companies. The table below presents a reconciliation of profit from operations to Consolidated NOI for the fiscal years indicated:

	For the fiscal years ended June 30
	2018	2018	2017	2016	2015	2014
	(in thousand US$) (1)	(in thousands of Ps.)
Gross profit for the year	132,054	3,809,759	3,097,376	2,398,296	1,740,058	1,268,054
Selling expenses	(10,221)	(294,865)	(236,528)	(162,221)	(117,683)	(76,854)
Net realized gain on changes in fair value of investment properties	720	20,770	65,165	172,543	131,064	477
Depreciation and amortization	1,564	45,114	28,540	22,944	16,892	9,736
Consolidated NOI	124,117	3,580,778	2,954,553	2,431,562	1,770,331	1,201,413

(1) The exchange rate used to convent to U.S. dollars is the seller exchange rate quoted by Banco de la Nación Argentina of Ps. 28.8500 per US$1.00 as of June 30, 2018. The seller exchange rate quoted by Banco de la Nación Argentina was Ps.36.6500 per US$1.00 as of October 18, 2018.

We also present in this annual report Consolidated Net Debt, for definition of such measure see “Presentation of Financial and Certain Other Information—Non-IFRS financial measures.”

We present Consolidated Net Debt because is useful for us in order to show the debt that the Company has with Financial Institutions and Capital Markets after deducting the cash and cash equivalents from gross debt, due to the fact the Company usually has a strong cash and cash equivalents position as a result of the nature of its businesses, margins and cash flow generation and considering that one of the use of proceeds for this cash could be the cancelation of financial debt.

Consolidated Net Debt provides investors a supplemental measure of our financial performance that may facilitate period-to-period comparisons on a consistent basis. Our management also uses Consolidated Net Debt from time to time, among other measures, for internal planning and performance measurement purposes. Consolidated Net Debt should not be construed as an alternative to total debt, as determined in accordance with IFRS. Consolidated Net Debt, as calculated by us, may not be comparable to similarly titled measures reported by other companies. The table below presents a reconciliation of current borrowings and non current borrowings to Consolidated Net Debt for the fiscal years indicated:

	For the fiscal years ended June 30,
	2018	2018	2017	2016	2015	2014
	(in thousand US$) (1)	(in thousands of Ps.)
Current borrowings	10,589	305,481	249,868	626,492	471,255	479,237
Non-current borrowings	532,504	15,362,726	5,918,119	5,266,576	3,322,488	1,046,102
Cash and cash equivalents	(126,278)	(3,643,131)	(1,807,544)	(33,049)	(303,499)	(116,706)
Current investments in financial assets	(178,352)	(5,145,463)	(1,180,249)	(1,772,323)	(292,320)	(216,071)
Consolidated Net Debt	238,463	6,879,613	3,180,194	4,087,696	3,197,924	1,192,562

(1) The exchange rate used to convent to U.S. dollars is the seller exchange rate quoted by Banco de la Nación Argentina of Ps. 28.8500 per US$1.00 as of June 30, 2018. The seller exchange rate quoted by Banco de la Nación Argentina was Ps.36.6500 per US$1.00 as of October 18, 2018.

We also present in this annual report Consolidated Adjusted FFO, for definition of such measure see “Presentation of Financial and Certain Other Information—Non-IFRS financial measures.”

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

FFO is also a relevant metric in the real estate industry, which allows us to have a clear picture of the funds generated from our operations without considering non cash effects as depreciations and amortizations and the profit or loss from the sale of our properties.

Consolidated Adjusted FFO provides investors a supplemental measure of our financial performance that may facilitate period-to-period comparisons on a consistent basis. Our management also uses Consolidated Adjusted FFO from time to time, among other measures, for internal planning and performance measurement purposes. Consolidated Adjusted FFO should not be construed as an alternative to profit from operations, as an indicator of operating performance or as an alternative to cash flow provided by operating activities, in each case, as determined in accordance with IFRS. Consolidated Adjusted FFO, as calculated by us, may not be comparable to similarly titled measures reported by other companies.

The table below presents a reconciliation of profit for the year to Consolidated Adjusted FFO for the fiscal years indicated:

	For the fiscal years ended June 30,
	2018	2018	2017	2016	2015	2014
	(in thousand US$) (1)	(in thousands of Ps.)
Total profit for the year	542,670	15,656,023	3,377,514	12,252,532	2,411,819	2,372,394
Net gain from fair value adjustments of investment properties	(578,514)	(16,690,117)	(3,133,413)	(17,092,403)	(2,690,556)	(2,803,023)
Depreciation and amortization	1,564	45,114	28,540	22,944	16,892	9,736
Foreign exchange differences, net	207,736	5,993,197	550,408	1,815,553	210,162	277,258
Derivative financial instruments	(7,881)	(227,378)	(81,105)	(1,248,374)	2,961	(12,514)
Fair value gains of financial assets and liabilities at fair value through profit or loss	(70,747)	(2,041,061)	(203,087)	(466,328)	(50,176)	(62,216)
Other financial results, net	2,388	68,888	65,186	100,051	28,720	7,080
Deferred income tax	5,158	148,806	1,099,051	6,055,674	946,573	1,027,057
Non-controlling interest	(19,275)	(556,087)	(117,038)	(431,252)	(131,428)	(99,560)
Consolidated Adjusted FFO	83,098	2,397,385	1,586,056	1,008,397	744,967	716,212

(1) The exchange rate used to convent to U.S. dollars is the seller exchange rate quoted by Banco de la Nación Argentina of Ps. 28.8500 per US$1.00 as of June 30, 2018. The seller exchange rate quoted by Banco de la Nación Argentina was Ps.36.6500 per US$1.00 as of October 18, 2018.

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

With the change of government and political environment, in December 2015, one of the first measures taken by the Argentine government was to lift the main restrictions that limited access to individuals to the MULC. Through Communication “A” 5,850 and later, as the local economy stabilized, Communication “A” 6,037, the Central Bank lifted the previous limitations and allowed unrestricted access to the foreign exchange market, subject to some requirements, as detailed below.

The following table shows the maximum, minimum, average and closing exchange rates for each applicable period to purchases of U.S. dollars.

	Maximum(1)(2)	Minimum(1)(3)	Average(1)(4)	At closing(1)
Fiscal year ended:
June 30, 2014	8.0830	5.4850	6.9333	8.0830
June 30, 2015	9.0380	8.1630	8.5748	9.0380
June 30, 2016	15.7500	9.1400	12.2769	14.9900
June 30, 2017	16.5800	14.5100	15.4017	16.5800
June 30, 2018	28.8000	16.7500	19.4388	28.8000
Month ended:
April 30, 2018	20.5000	20.0850	20.1834	20.4900
May 31, 2018	24.9400	21.1500	23.6783	24.9100
June 30, 2018	28.8000	24.8500	26.5665	28.8000
July 31, 2018	28.2500	27.1600	27.5241	27.3600
August 31, 2018	37.5500	27.2400	30.1129	36.7500
September 30, 2018	41.1500	36.8900	38.4341	41.1500
October (through October 18, 2018)	39.5000	36.4700	37.6656	36.4700

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

Exchange controls

Although most exchange control regulations were lifted on August 2016, some remain in place and we cannot give you any assurance that additional exchange control regulations will not be adopted in the future. Please see “Item 3. Key information—d) Risk Factors—Risks Relating to Argentina—Exchange controls, restrictions on transfers abroad and capital inflow restrictions may limit the availability of international credit.”

Exchange controls regulations currently in effect in Argentina include the following:

Registration requirements

All incoming and outgoing funds to and from the MULC and any foreign indebtedness (financial and commercial) are subject to registration requirements before the Central Bank for informative purposes, in accordance with Communication “A” 6,401, as amended.

Corporate profits and dividends

Argentine companies may freely access the MULC for remittances abroad to pay earnings and dividends in so far as they arise from closed and fully audited balance sheets and have satisfied applicable certification requirements.

Restrictions on foreign indebtedness

Pursuant to Resolution E 1/2017 of the Ministerio de Hacienda and Communication “A” 6,150 of the Argentine Central Bank, it was deleted the obligation that required non-residents to perform portfolio investments in the country intended for the holding of private sector financial assets to maintain for a period of 120 days of permanence the funds in the country.

As of that resolution and the provisions of Communication “A” 6,244 of the Argentine Central Bank, there are no restrictions on entry and exit in the MULC.

Restrictions on exports, imports and services

Regarding exports, in 2016 the Central Bank relaxed certain rules related to the inflow and outflow of foreign currency collected abroad as a result of the collection of exports of goods, advance payments, and pre-export financings, establishing that the deadline to repatriate to Argentina the foreign currency is 10 years. The prior 10-business day period applicable for the transfer of funds collected abroad as a result of the collection of exports of goods, advance payments, and pre-export financings to a correspondent bank account of a local financial institution (cuenta de corresponsalía) was eliminated in December 2015. In relation to the export of services, Communication “A” 6,137 the Central Bank eliminated the obligation to repatriate to Argentina the foreign currency obtained.

Regarding imports, access to the foreign exchange market for the payment of imports with customs clearance date as of December 17, 2015 can be paid through the local foreign exchange market without any limit. AFIP Regulation No. 3,252 published on January 5, 2012 which required importers to file affidavits was eliminated in December 2015 and the import monitoring system (Sistema Integral de Monitoreo de Importaciones, or “SIMI”) was created, which established an obligation for importers to submit certain information electronically. Importers do not have to repatriate the goods within a specified period (previously this period was 365 calendar days from the date of access to the foreign exchange market).

Regarding the payment of services, access to the foreign exchange market for payments of services rendered as from December 17, 2015 may be carried out without restriction and without the Central Bank’s prior authorization.

Direct investments

Communication A 6401 established a new reporting system of direct investments, which replaced the reporting system established by Communications A 3602 and A 4237, applicable since December 31, 2017. As of date, investors who are Argentine residents must comply with the information regime if the value of their investments abroad reaches or exceeds the equivalent of US$1,000,000 (measured in terms of 1) the sum of the flows of external assets and liabilities during the previous calendar year, and 2) the balance of holdings of external assets and liabilities at the end of the previous calendar year). If the value of investments abroad does not exceed the equivalent of US$50,000,000, the information regime must be complied on an annual basis (in case it is less than US$10,000,000, the information regime will be annual but with a simplified form), instead of quarterly. If the value of the investments is less than the equivalent of US$1,000,000, compliance with said regime is optional.

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

The foreign exchange regulations now allow Argentine residents to enter into derivative transaction with foreign counterparties without the need for authorization of the Central Bank. They also allow them to purchase foreign currency to make payments under such derivative transactions.

Law No. 27,440 in its articles 188 to 194 introduces, among others, the following modifications related to derivatives:

●
The right of the non-bankrupted party and the contracting party of an insurance entity subject to a judicial liquidation process to be resolv in advance the derivatives and passes granted by the Bankruptcy Law No. 24,522 and Law No. 20,091 of the Insurance Entities shall not apply;
●
The restriction for the exercise of the contractual mechanisms of early termination, termination, settlement, compensation and execution of guarantees contained in the derivatives established by the Financial Entities Law No. 21,526 and the Central Bank regulations shall not apply to.

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

The Argentine economy has experienced significant volatility in recent decades, characterized by periods of low or negative GDP growth, high and variable levels of inflation and currency depreciation and devaluation.The economy has experienced high inflation and GDP growth has been sluggish in the last few years.

During 2014, the Argentine economy saw a slowdown due to the increase in exchange rates and decreases in commodity prices that adversely impacted exports. The Argentine economy continues to confront high rates of inflation and has an increasing need of capital investment, with many sectors, particularly the energy sector, operating near full capacity.

In March 2014, the Argentine Government announced a new method for calculating GDP recommended by the IMF changing the base year to 2004 from 1993. On June 29, 2016, a recalculation of estimated GDP growth rates based on 2004 prices was undertaken and resulted in calculated rates of 2.4% in 2013, (2.5)% in 2014, 2.7% in 2015, (1.8)% in 2016 and 2.9% in 2017. According to the INDEC, GDP growth in the first and second quarter of 2018 compared with the same quarter in the previous year was 3.9% and (4.2)%, respectively. According to the IMF, the estimated Argentina's real GDP growth will be (2.6)% in 2018 and (1.6)% in 2019. Economic activity in the second quarter of 2018 has been adversely affected by the Central Bank’s increase in the reference rate to 60% during that period to curtail the weakening of the Argentine peso. As of August 31, 2018, the depreciation of the peso against the U.S. dollar was 50.1% comparing to the beginning of the year. In the second half of 2017 and the first half of 2018, the percentage of people below the poverty line was 25.7% and 27.3%, respectively. The unemployment rate in the first and second quarter of 2018 was 9.1% and 9.6%, respectively. The June 2018 / May 2018 variation of the Monthly Economic Activity Estimator was (1.3)%. On October 8, 2018, the IMF published the "World Economic Outlook" report, estimating an unemployment rate of 8.9% in 2018 and 9.4% in 2019.

On February 22, 2017, Minister of the Treasury Nicolas Dujovne announced fiscal targets for the period 2017-2019, ratifying the target set in the 2017 budget which established a primary deficit target of 4.2% of GDP for 2017, 3.2% for 2018 and 2.2% for 2019. On May 4, 2018, Minister Dujovne lowered the primary deficit target for 2018 to 2.7% of GDP in an effort to achieve a balanced budget by 2019. After agreeing to a Stand-By Arrangement with the IMF in June 2018, the Argentine Government has adjusted its primary fiscal deficit target to 1.0% of GDP for 2019 and intends to balance the budget by the end of 2020. On August 10, 2018, the IMF commenced its first review of the Argentine economy. This review is taking place during a complex period in Argentina as a bribery scandal, which involves many important businessmen, is underway and the Argentine peso is experiencing significant depreciation. On September 3, 2018, the Ministry of Treasury has adjusted its targets to a primary fiscal deficit of 2.6% of GDP in 2018, a balanced budget in 2019 and a primary fiscal surplus of 1.0% of GDP in 2019, through reducing the public primary expenditure, including reducing by half the amount of national ministries, from 20 to 10, but increasing the spending on social benefits, including the strengthening of the fair price of basic products policy and the universal child allowance (asignación universal por hijo) through the one-time granting of an extraordinary subsidy of Ps. 1,200 in September 2018. On September 26, 2018, the Argentine Government agreed with the IMF an increase in the total amount of the Stand By agreement from US$50 billion to US$57.1 billion. In this sense, the anticipated disbursements rise from US$6 billion to US$13.4 billion in 2018, and from US$11.4 billion to US$22.8 billion in 2019. On September 17, 2018, the Argentine Government summited to the Argentine Congress the budget law for fiscal year 2019 bill, ratifying the aforementioned budgetary targets.  On September 26, 2018, the Central Bank announced a new monetary policy scheme aiming to lowering the inflation rate by adopting the following measures: (i) no increase in the level of the monetary base until June 2019, when it will be adjusted with the seasonality of December 2018 and June 2019; (ii) maintenance of the reference rate at 60% until the deceleration of inflation rate is taking place; (iii) implementation of a floating exchange rate with intervention and non-intervention zones for the U.S. dollar exchange rate between Ps.34 and Ps.44, with daily adjustment at a rate of 3% per month until the end of 2018 and its revision at the beginning of 2019, intervening in the purchase or sale of foreign currency for up to US$150 million per day to the extent that the exchange rate reaches the established upper or lower bound.

Since coming into power in December 2015, the Macri administration has adopted the following key economic and policy reforms.

●
INDEC reforms. President Macri appointed Mr. Jorge Todesca, previously a director of a private consulting firm, as head of the INDEC, based on its determination that INDEC had failed to produce reliable statistical information, particularly with respect to the consumer price index, or “CPI”, GDP and poverty and foreign trade data. On January 8, 2016, the Argentine government declared a state of administrative emergency relating to the national statistical system and the INDEC, until December 31, 2016. During 2016, the INDEC implemented certain methodological reforms and adjusted certain macroeconomic statistics on the basis of these reforms. Following the declared emergency, the INDEC ceased publishing statistical data until a rearrangement of its technical and administrative structure is finalized. During the course of implementing these reforms, however, INDEC has used official Consumer Price Index, or “CPI,” figures and other statistical information published by the Province of San Luis and the City of Buenos Aires. On June 29, 2016, the INDEC published revised GDP data for the years 2004 through 2015. On August 31, 2016, the IMF Executive Board met to consider the progress made by Argentina in improving the quality of official GDP and CPI data and noted the important progress made in strengthening the accuracy of Argentina’s statistics. On November 10, 2016, the IMF lifted the existing censure on Argentina regarding these data. In June 2017, INDEC began to publish revised CPI figures based on statistical information from 39 cities in Argentina.

●
Agreement with holdout bondholders. The Argentine government has settled claims with substantially all of the holdout bondholders who had not previously participated in Argentina’s sovereign debt restructurings (in terms of claims) and regained access to the international capital markets, issuing several new series of sovereign bonds since President Macri took office.

●
Foreign exchange reforms. The Macri administration eliminated a significant portion of foreign exchange restrictions, including certain currency controls, previously in effect. On August 9, 2016, the Central Bank issued Communication “A” 6037 which substantially changed the existing legal framework and eliminated certain restrictions limiting access to the foreign exchange market Mercado Único y Libre de Cambios, or “MULC.” On May 19, 2017, the Central Bank issued Communication “A” 6244, which unified the exchange control regulations and relaxed certain controls on the foreign exchange market. In addition, on December 26, 2017, the Central Bank implemented a new unified regime effective as of December 31, 2017 that requires the filing of an annual return, which is mandatory for any person whose total cash flow or balance of assets and liabilities amounts to US$1 million or more during the previous calendar year. The principal measures adopted as of the date of this annual report include:

i.
the reestablishment of Argentine residents’ rights to purchase and remit foreign currency outside of Argentina without limit and without specific allocation (atesoramiento);

ii.
the elimination of the mandatory, non-transferable and non-interest bearing 30% deposit previously required in connection with certain transactions involving foreign currency inflows;

iii.
the elimination of the requirement to transfer and settle the proceeds from new foreign financial indebtedness incurred by the foreign financial sector, the non-financial private sector and local governments through the MULC;

iv.
the elimination of the minimum stay-period that required that proceeds from certain foreign financial indebetness must be held for a minimum of 365 calendar days; and

v.
elimination of the requirement of minimum holding period (of 72 business hours) for purchases and subsequent sales of securities that trade in Argentina and in foreign stock markets (such as the ADSs).

●
Foreign trade reforms. The Macri administration eliminated export duties on wheat, corn, beef and regional products, and announced a gradual reduction of the duty on soybeans by 5% to 30%. Pursuant to Decree No. 1,343/16, published in the Official Gazette on January 2, 2017, the Argentine Government announced a gradual reduction of the duty on soybeans, beans, flour and soybean oil by 0.5 % per month from January 2018 to December 2019. In addition, the 5% export duty on most industrial exports and export duties on mining was eliminated. With respect to payments for imports of goods and services, the Macri administration announced the gradual elimination of restrictions on access to the MULC for any transactions originated before December 17, 2015. Regarding transactions executed after December 17, 2015, no quantitative limitations apply. However, on September 4, 2018, the Argentine Government issued Decree No. 793/2018 that reimplements an export duty of 12% until December 31, 2020 on export of goods and services, with a cap of Ps.4 for each U.S. dollar for primary goods and services and Ps.3 for the rest of the manufactured goods.

●
National electricity state of emergency and reforms. Following years of minimal investment in the energy sector, exacerbated by the Argentine Government’s failure to implement tariff increases on electricity and natural gas since the 2001-2002 economic crisis, Argentina began to experience energy shortages in 2011. In response to the growing energy crisis, on December 15, 2015, the Macri administration declared a state of emergency, which remained in effect until December 31, 2017. In addition, through Resolution No. 6/2016 of the Ministry of Energy and Mining and Resolution No. 1/2016 of the National Electricity Regulatory Agency (Ente Nacional Regulador de la Electricidad), the Macri administration announced the elimination of a portion of energy subsidies then in effect and implemented a substantial increase in electricity tariffs. As a result, average electricity prices increased substantially and could increase further in the future. Certain of Macri´s Administration initiatives have been challenged in Argentine courts and resulted in judicial injunctions or determinations that limit such initiatives. On May 31, 2018, the Argentine Congress approved a law seeking to limit the increase in energy tariffs implemented by the Macri administration, which was subsequently vetoed by President Macri.

●
Tax Amnesty Law. In July 2016, the Régimen de Sinceramiento Fiscal, or “Tax Amnesty Law,” was introduced to promote the voluntary disclosure of undeclared assets by Argentine residents. The Tax Amnesty Law allowed Argentine tax residents holding undeclared funds or assets located in Argentina or abroad to (i) declare such property prior to March 31, 2017 without facing prosecution for tax evasion or being required to pay past-due tax liabilities on those assets, if they could provide evidence that the assets were held as of certain specified cut-off dates, and (ii) keep the declared property outside Argentina and not repatriate such property to Argentina. With respect to cash that was not deposited in bank accounts by the specified cut-off dates, such amounts had to be disclosed and deposited by October 31, 2016 in special accounts opened at Argentine financial entities. Depending on the amount declared and how soon it was declared, the election to subscribe for certain investment securities and the payment method used, those who took advantage of the Tax Amnesty Law paid a special tax of between 0% and 15% on the total amount declared. Alternatively, they could invest an equivalent amount in Argentine Government bonds or a fund created to finance, among other things, public infrastructure projects and small- to medium-sized businesses. Taxpayers could elect to subscribe for certain investment securities and reduce the tax rates payable upon disclosure of previously undisclosed assets. On April 4, 2017, the Minister of Finance announced that as a result of the Tax Amnesty Law, assets totaling US$116,800 million were declared.

●
Retiree Program. On June 29, 2016, the Argentine Congress enacted the Historical Reparation Program for Retirees and Pensioners (Programa de Reparación Histórica para Jubilados y Pensionados). The main aspects of this Program, designed to reform social security policies to comply with Supreme Court decisions, include (i) payments to more than two million retirees and retroactive compensation of more than 300,000 retirees and (ii) creation of a universal pension for senior citizens, which guarantees a pension for all people over 65 years of age who would not otherwise be eligible to retire with a pension. The Historical Reparation Program for Retirees and Pensioners will provide retroactive compensation to retirees for a total amount of more than Ps.47,000 million and expenses of up to Ps.75,000 million to cover all potential beneficiaries.

●     Increase in transportation fares. In January 2018, the Macri administration announced an increase in public transport fares in the Greater Buenos Aires area effective as of February 1, 2018.

●
Correction of monetary imbalances: The Macri administration announced the adoption of an inflation targeting regime in parallel with the floating exchange rate regime and set inflation targets for the next four years. The interannual inflation targets (comparing the rates as of December of each year) announced in 2016 by the Central Bank, were from 12% to 17% for 2017, from 8% to 12% for 2018, and from 3.5% to 6.5% for 2019. The Central Bank has increased the use of stabilization policies to reduce excess monetary imbalances and increased peso interest rates to offset inflationary pressure. On December 27, 2017, the Argentine Government modified the inflation targets for 2018, 2019 and 2020, increasing them to 15%, 10% and 5%, respectively. In June 2018, the Central Bank further adjusted inflation targets to 27% for 2018, 17% for 2019, 13% for 2020 and 9% for 2021 in light of the Stand-By Agreement with the IMF. In addition, on September 26, 2018, the Central Bank announced a new monetary policy scheme aiming to lowering the inflation rate mainly by adopting a floating exchange rate scheme, maintening the reference rate at 60% until the deceleration of inflation rate is taking place and stopping the monetary base growth until June 2019, when it will be adjusted with the seasonality of December 2018 and June 2019. On October 8, 2018, the IMF published the "World Economic Outlook" report, estimating an inflation rate of 40.5% in 2018 and 20.2% in 2019.

●     Pension system reform. On December 19, 2017, the Argentine Congress enacted the Pension Reform Law which, among other amendments, adjusted the values of pensions and social benefits in accordance with inflation and economic growth. Social security payments are subject to quarterly adjustments each year. 70% of the quarterly adjustment will be based on the CPI published by the INDEC and 30% on the variation in the Remuneración Imponible Promedio de los Trabajadores Estables (an index published by the Ministry of Labor that measures the salary increases of state employees). On December 20, 2017, Decree No. 1,058/17 was published and, with the aim of avoiding divergence with the application of the previous formula, established a compensatory bonus for retirees, pensioners and beneficiaries of the universal child allowance (asignación universal por hijo). On September 3, 2018, the Argentine Government announced the strengthening of the universal child allowance through the one-time granting of an extraordinary subsidy of Ps. 1,200 in September 2018. The Pension Reform Law also amended the Labor Law to extend the age at which private sector employers may request the retirement of employees to 70 years of age (compared to 65 years under the prior regime). Notwithstanding the foregoing, private sector employees may still request pension benefits from the ages of 65 and 60 for male and female employees, respectively.

●
Tax reform. On December 27, 2017, the Argentine Congress approved the tax reform law, enacted on December 28, 2017. The reform is intended to eliminate certain inefficiencies in the Argentine tax regime, diminish tax evasion, expand the tax base and encourage investment, with the long-term goal of restoring fiscal balance. The reform is part of a larger policy initiative of the Macri administration intended to increase employment, make the Argentine economy more competitive (by reducing the fiscal deficit, for example) and diminish poverty. The main aspects of the tax reform include the following: (i) capital gains on real estate sales by Argentine tax residents (subject to certain exceptions, including a primary residence exemption) acquired after enactment of the tax reform will be subject to tax of 15%; (ii) gains on currently exempt bank deposits and sales of securities (including sovereign bonds) by Argentine tax residents is subject to tax of (a) 5% in the case of those denominated in pesos, subject to fixed interest rate and not indexed, and (b) 15% for those denominated in a foreign currency or indexed; (iii) gains on sales of shares listed on a stock exchange remain exempt; (iv) corporate income tax will decline to 30% in 2018 and 2019 and to 25% in 2020; (v) social security contributions will be gradually increased to 19.5% starting in 2022, in lieu of the differential scales currently in effect; and (vi) the percentage of tax on debits and credits that can be credited to income tax will be gradually increased over a five-year period, from the current 17% for credits to 100% for credits and debits. The tax reform is to be implemented over a period of one to five years (depending on each modification). For further information, see “ “Item 10. Additional Information—Taxation—Argentine taxation”.

●
Corporate Criminal Liability Law. On November 8, 2017, the Argentine Congress approved Law No. 27,401, which establishes a system of criminal liability of corporate entities for criminal offenses against public administration and national and cross-border bribery committed by, among others, its shareholders, attorneys-in-fact, directors, managers, employees, or representatives. Convicted legal persons are subject to various sanctions including a fine of between 1% and 20% of its annual gross revenue and the partial or total suspension of its activities for up to ten years. In addition, the law expands the national criminal jurisdiction to all cases of bribery including those committed outside the Argentine territory by citizens or companies with domicile or headquartered in Argentina.

●
Public-Private Participation Law. On November 16, 2016, the Public-Private Participation Law was passed by the Argentine Congress, and has been regulated by Decree No. 118/2017. This new regime seeks to replace existing regulatory frameworks (Decrees No. 1,299/00 and 967/05) and supports the use of public-private partnerships for a wide variety of purposes including the design, construction, extension, improvement, provision, exploitation and/or operation and financing of infrastructure development, provision of public services, provision of productive services, investments, applied research, technological innovation and other associated services. The Public-Private Participation Law also includes protection mechanisms in favor of the private sector (contractors and lenders) in order to promote the development of these partnerships.

●
Productive Financing Law. On May 9, 2018, the Argentine Chamber of Deputies approved Law No. 27,440 called “Ley de Financiamiento Productivo”, which creates a new financing regime for micro-, small- and medium-sized companies (“MiPyMEs”) and modifies Capital Markets Law No. 26,831, Investment Funds Law No. 24,083 and Law No. 23,576, among others, and implements certain tax provisions and regulations for derivative financial instruments.

●
Labor reform bill. On November 18, 2017, the Executive Branch submitted a draft labor and social security reform bill to the Argentine Chamber of Senators, intended to formalize employment, decrease labor litigation, generate employment, increase productivity, protect vulnerable populations and improve worker training. As of the date of this annual report, the draft bill has not been considered by the Argentine Congress.

●
Fiscal consensus and fiscal liability. On December 22, 2017, the Argentine Congress enacted the “Fiscal Pact”, also known as the “Fiscal Consensus”. The Fiscal Consensus includes a commitment to lower distortive taxes by 1.5% of GDP over the next five years, a withdrawal of lawsuits by provincial governments against the Argentine Government and a Ps.21,000 million payment to the Province of Buenos Aires for the year 2018 (which amount shall be increased over the next five years) as a partial and progressive solution to a long-standing conflict related to the Buenos Aires Metropolitan Area Fund over the Fondo del Conurbano Bonaerense. The Fiscal Consensus also set the basis for other policy reforms that were implemented by the Macri administration in December 2017, such as the tax reform, the pension system reform and the Fiscal Responsibility Law (Ley de Responsbilidad Fiscal). The fiscal deficit estimated for 2018 is 2.6% of 2018 GDP. The budget law for fiscal year 2019 bill projects a balanced budget in 2019 and a primary fiscal surplus of 1.0% of GDP by 2020.

●
IMF Stand-By Arrangement: On June 7, 2018, the Argentine Government entered into a US$50 billion, 36-month Stand-By Arrangement with the IMF, which was approved by the IMF’s Executive Board on June 20, 2018. As of July 31, 2018, the Argentine Government had drawn on a first tranche of approximately US$15 billion, and the additional available funds will be treated as precautionary. This measure was intended to halt the significant depreciation of the peso during the first half of 2018. On September 26, 2018, the Argentine Government agreed with the IMF an increase in the total amount of the Stand By agreement from US$50 billion to US$57.1 billion. In this sense, the anticipated disbursements rise from US$6 billion to US$13.4 billion in 2018, and from US$11.4 billion to US$22.8 billion in 2019.

The impact that these measures, and any future measures taken by a new administration, will have on the Argentine economy as a whole and the financial sector in particular cannot be predicted. Economic liberalization may be disruptive to the economy and may fail to benefit, or may harm, our business, financial condition and results of operations. In particular, we have no control over the implementation of the reforms to the regulatory framework that governs its operations and cannot guarantee that these reforms will be implemented or that they will be implemented in a manner that will benefit our business. The failure of these measures to achieve their intended goals could adversely affect the Argentine economy and our business, financial position and results of operations.

In this context, as the date of this annual report, the Argentine economy remains unstable, among others, for the following reasons:

●
a persistent high rate of public spending and substantial fiscal deficit;

●
investments as a percentage of GDP remain low;

●
public debt as a percentage of GDP remains high;

●
the inflation rate remains at high levels;

●
agricultural exports, which fueled the economic recovery, have been affected by the drought and lower prices than in prior years;

●
rising of international crude oil prices;

●
the availability of long-term credit to the private sector is scarce;

●
the current trade deficit is high and could increase;

●
the effects of a restrictive U.S. monetary policy, which could generate an increase in financial costs for Argentina;

●
fluctuations in the Central Bank’s monetary reserves;

●
uncertainty with respect to the imposition of exchange and capital controls; and

●
other political, social and economic events abroad that adversely affect the current growth of the Argentine economy.

A further decline in Argentine economic growth or an increase in economic instability could adversely affect our business, financial condition or results of operations. As of the date of this annual report, the impact of the Macri administration’s policies on the Argentine economy as a whole and on the banking sector in particular cannot be predicted. In addition, congressional elections were held on October 22, 2017 and President Macri’s governing coalition obtained the largest share of votes at the national level. Although the number of coalition members in Congress increased (holding in the aggregate 108 of a total of 257 seats in the House of Representatives and 24 of 72 seats in the Senate), the coalition still lacks a majority in either chamber and, as a result, some or all of the policy proposals to promote growth of the economy (including reducing the fiscal deficit, controlling inflation and adopting fiscal and labor reforms) may not be implemented, which could adversely affect continued economic growth in Argentina. Higher rates of inflation, any decline in GDP growth rates and/or other future economic, social and political developments in Argentina, fluctuations in the rate of exchange of the Peso against other currencies, and a decline in consumer confidence or foreign direct investment, among other factors, may materially and adversely affect the development of the Argentine economy which could adversely affect our business, financial condition or results of operations.

Continuing inflation may have an adverse effect on the economy and our business, financial condition and the results of our operations.

 According to the INDEC, the CPI was 10.8% in 2012, 10.9% in 2013, 23.9% in 2014 and 26.9% in 2015. In November 2015, the INDEC suspended the publication of the CPI. After implementing certain methodological reforms and adjusting certain macroeconomic statistics based on these reforms, in June 2016, INDEC resumed publishing the CPI. The best available information for 2016 is the annual measurement of the index of consumer prices reported by the City of Buenos Aires of 41%. In 2017, inflation began to decrease in line with the Central Bank’s inflation targeting policies. According to the INDEC, the CPI increased 24.8% in 2017 and 1.8%, 2.4%, 2.3%, 2.7%, 2.1%, 3.7%, 3.1% and 3.9% for January, February, March, April, May, June, July and August 2018, respectively. At the end of 2017, Minister Dujovne announced that the CPI targets previously set out in the 2017 budget law were revised to 15% for 2018, 10% for 2019 and 5% for 2020. After agreeing to a Stand-By Arrangement with the IMF in June 2018, the Argentine Government has adjusted its CPI targets to 27% for 2018, 17% for 2019, 13% for 2020 and 9% for 2021. In August 2018, the Argentine Central Bank adjusted its CPI targets to 40.5% for 2018, 24.5% for 2019 and 18% for 2020.On September 17, 2018, the Argentine Government summited to the Argentine Congress the draft budget law for fiscal year 2019, estimating a year-on-year inflation rate of 23% for December 2019. On October 8, 2018, the IMF published the "World Economic Outlook" report, estimating an inflation rate of 40.5% in 2018 and 20.2% in 2019.

Historically, high rates of inflation have undermined the Argentine economy and the Argentine Government’s ability to foster conditions for stable growth. High rates of inflation may also undermine Argentina’s competitiveness in international markets and adversely affect economic activity and employment, as well as our business, financial condition and the results of our operations.

High rates of inflation would also adversely affect economic activity, employment, real salaries, consumption and interest rates. In addition, the dilution of the positive effects of any depreciation of the peso on the export-oriented sectors of the Argentine economy would decrease the level of economic activity in the country. In turn, a portion of the Argentine Government’s outstanding debt is adjusted by the Coeficiente de Estabilización de Referencia (or “CER”), a currency index tied to inflation. Therefore, any significant increase in inflation would generate an increase in Argentina’s debt measured in pesos and, consequently, its financial obligations.

In recent years, the Argentine Government has taken certain measures to contain inflation, such as implementing a fair price program that requires supermarkets to offer certain products at a government-determined price, and agreements with workers’ unions to implement salary increases. Additionally, the Argentine Government enacted Law No. 26,991 (the “Supply Law”), which empowers it to intervene in certain markets when it considers that any market participant is trying to impose prices or supply restrictions. The Supply Law provides among others pecuniary sanctions, suspension, seizure of operations, and confiscation of goods. On September 3, 2018, the Argentine Government further strengthened the fair price program by including more basic consumer goods and places of distribution around the country.

We cannot assure you that inflation rates will not continue to escalate in the future or that the measures adopted or that may be adopted by the Argentine Government to control inflation will be effective or successful. Inflation remains a challenge for Argentina. For example, certain objectives of the Argentine Government, such as the increase in tariffs to incentivize investment in the energy sector, may create inflationary pressures. Significant inflation could have an adverse effect on Argentina’s economy and in turn could increase our costs of operation, in particular labor costs, and may negatively affect our business, financial condition and the results of our operations. See “—We depend on macroeconomic and political conditions in Argentina”.

The Peso qualifies as a currency of a hyperinflationary economy under IAS 29. Accordingly, we will apply IAS 29 for periods ending after July 1, 2018 and our historical audited consolidated financial statements and other financial information will need to be restated.

IAS 29 requires that financial statements of any entity whose functional currency is the currency of a hyperinflationary economy, whether based on the historical cost method or on the current cost method, be adjusted in terms of the measuring unit current at the end of the reporting period. IAS 29 does not establish a set inflation rate beyond which an economy is deemed to be experiencing hyperinflation. However, hyperinflation is commonly understood to occur when changes in price levels are close to or exceed 100% on a cumulative basis over the prior three years, along with the presence of several other qualitative macroeconomic factors.

During the six-month period ended June 30, 2018, the decreasing trend of inflation in Argentina noted in recent prior periods reversed, with variations in different indexes being higher than in previous months. The total cumulative inflation in Argentina in the 36 months prior to June 30, 2018, as measured by the wholesale price index published by the INDEC, has exceeded 100%. Qualitative macroeconomic factors, including the depreciation of the peso in recent months, also support the conclusion that Argentina is now a hyper-inflationary economy for accounting purposes. Accordingly, IAS 29 will be applicable for financial statements included in any of our filings with the SEC under the Securities Act or the Exchange Act for periods ending after July 1, 2018 and, therefore, our audited consolidated financial statements and any unaudited interim financial statements included in this annual report will need to be adjusted by applying a general price index and expressed in the measuring unit (the hyperinflationary currency) current at the end of the most recent reporting period.

Pursuant to Decree No. 664/2003, the Argentine Government prohibited regulatory entities of the national government, fom receiving financial information from regulated entities that includes adjustments for inflation, changes in costs or other variations in taxes, prices or tariffs. In addition, Law No. 23,928 prohibits Argentine companies from including adjustments for inflation in their financial statements. Given the current state of Argentine law, we cannot assure you whether regulatory agencies of the Argentine national government will require us to not apply IAS 29 to financial statements furnished to such regulators. If regulatory agencies in Argentina require us not to apply IAS 29, or to only apply IAS 29 to certain, but not all, of the periods included in our audited consolidated financial statements and unaudited interim financial statements, the audited consolidated financial statements and any unaudited interim financial statements included in this prospectus may not be comparable to certain of our financial statements furnished to regulators in Argentina.

We have not estimated yet the impact of the application of IAS 29 provisions on our audited consolidated financial statements.

We cannot assure that the accuracy of Argentina’s official inflation statistics will comply with international standards.

In January 2007, the INDEC modified its methodology to calculate the CPI. At the time that the INDEC adopted this change in methodology, the Argentine Government replaced several key officers at the INDEC, prompting complaints of governmental interference from the technical staff at the INDEC. The IMF requested Argentina to clarify the INDEC methodology used to calculate inflation rates.

On November 23, 2010, the Argentine Government began consulting with the IMF for technical assistance in order to prepare new CPI information with the aim of modernizing the current statistical system. During the first quarter of 2011, a team from the IMF started collaborating with the INDEC in order to create such an index. Notwithstanding such efforts, subsequently published reports by the IMF stated that its staff delivered alternative measures of inflation for macroeconomic surveillance, including information produced by private sources, and asserted that such measures resulted in inflation rates considerably higher than those published by the INDEC since 2007. Consequently, the IMF called on Argentina to adopt measures to improve the quality of data used by the INDEC. In a meeting held on February 1, 2013, the Executive Board of the IMF emphasized that the progress in implementing remedial measures since September 2012 had been insufficient. As a result, the IMF issued a declaration of censure against Argentina in connection with the breach of its related obligations and called on Argentina to adopt remedial measures to address the inaccuracy of inflation and GDP data immediately.

In order to address the quality of official data, a new consumer price index (the “IPCNu”), was enacted on February 13, 2014. Inflation as measured by the IPCNu was 23.9% in 2014, 29.2% in 2015 and 33.7% in 2016. The IPCNu represents the first national indicator in Argentina to measure changes in prices of household goods for final consumption. While the previous price index only measured inflation in the Greater Buenos Aires area, the IPCNu is calculated by measuring prices of goods in the main urban centers of the 23 provinces of Argentina and the City of Buenos Aires. On December 15, 2014, the IMF recognized the evolution of Argentine authorities to remedy the provision of data, but delayed the definitive evaluation of the new price index.

On January 8, 2016, based on its determination that the INDEC historically failed to issue reliable statistical information, the Macri administration issued an emergency decree and suspended the publication of statistical information. The INDEC suspended all publications of statistical information until the process of technical reorganization was completed and the administrative structure of the INDEC was recomposed. At the end of this process of reorganization and recovery, the INDEC gradually began to publish official information. The INDEC recalculated historical GDP and the revised measurements showed that the GDP increased 2.4% in 2013, contracted 2.5% in 2014, increased 2.7% in 2015, and contracted 1.8% in 2016.On November 9, 2016, the IMF, after analyzing the progress made with respect to the accuracy of official statistics regarding the CPI, decided to lift the censorship imposed in 2013, and determined that the Argentine CPI currently complies with international standards. However, we cannot assure you that such inaccuracy regarding official economic indicators will not recur. If despite the changes introduced by the Macri administration these differences between the figures published by the INDEC and those registered by private consultants persist, there could be a significant loss of confidence in the Argentine economy, which could adversely affect our business, financial condition and results of operations.

High levels of public spending in Argentina could generate long lasting adverse consequences for the Argentine economy.

During recent years, the Argentine Government has substantially increased public spending. In 2015, government spending increased by 34.4% as compared to 2014, resulting in a primary fiscal deficit of 3.8% of GDP. In 2016, government spending increased by 42.8% as compared to 2015, resulting in a primary fiscal deficit of 4.2% of GDP. In 2017, government spending increased by 25.9% as compared to 2016, resulting in a primary fiscal deficit of 3.8% of GDP. If government spending continues to outpace revenues, the fiscal deficit is likely to increase and past sources of funding to address such deficit, such as the Central Bank and the Administración Nacional de la Seguridad Social (“ANSES”) may be utilized.

Any such increasing deficit could have a negative effect on the Argentine Government’s ability to access the long-term financial markets, and in turn, could limit the access to such markets for Argentine companies, which could adversely affect our business, financial condition and the results of our operations.

Argentina’s ability to obtain financing in the international capital markets is limited, which may impair its ability to implement reforms and public policies and foster economic growth.

Argentina has had limited access to foreign financing in recent years, primarily as a result of a default in December 2001 by Argentina on its debt to foreign bondholders, multilateral financial institutions and other financial institutions. Argentina’s 2001 default and its failure to fully restructure its sovereign debt and negotiate with the holdout creditors has limited and may continue to limit Argentina’s ability to access international capital markets. In 2005, Argentina completed the restructuring of a substantial portion of its defaulted sovereign indebtedness and settled all of its debt with the IMF. Additionally, in June 2010, Argentina completed the renegotiation of approximately 67% of the principal amount of the defaulted bonds outstanding that were not swapped in the 2005 restructuring. As a result of the 2005 and 2010 debt swaps, Argentina has restructured approximately 92.1% of its defaulted debt that was eligible for restructuring (the “Debt Exchanges”). Holdout creditors that had declined to participate in the exchanges commenced numerous lawsuits against Argentina in several countries, including the United States, Italy, Germany, and Japan.

As a result of the litigation filed by holdout bondholders and their related efforts to attach Argentina’s sovereign property located in the United States and other jurisdictions, Argentina’s ability to access the international capital markets was severely limited. In February 2016, the Argentine Government agreed with a group of Italian bondholders to pay in cash the total principal amount of debt owed to such holders. In mid-2016, the Argentine Government emerged from default and paid US$900 million to the approximately 50,000 Italian bondholders who owned government securities with defaulted payments part due.

During February 2016, U.S. federal court special master Daniel Pollack ratified an agreement between the Argentine Government and the holdout creditors led by Elliot Management, Aurelius Capital, Davidson Kempner and Bracebridge Capital funds providing for a US$4.65 billion payment in respect of defaulted sovereign bonds, representing a 25% discount to the total principal amount of principal and interest due on the defaulted bonds, as well as attorney fees and expenses incurred. This agreement stipulated that the terms of the settlement be approved by the Argentine Congress, and that Law No. 26,017 (the “Padlock Law”) and the Sovereign Payment Law be repealed.

In March 2016, the Argentine Government submitted a bill to Congress seeking authorization to consummate the settlement, which was approved on April 1, 2016, by enactment of Law No. 27,249 pursuant to which, the Argentine Government was authorized to pay in cash up to US$11.6 billion to the holdout bondholders. The proceeds for such payment were raised through an issuance of sovereign debt in the international capital markets. Among other provisions, the new law repealed the Padlock Law and Sovereign Payment Law.

At the beginning of April 2016, special master Daniel Pollack announced that the Argentine Government had reached agreements with additional holdout bondholders. As a result, the Argentine Government has reached agreements with nearly 90% of the debt holders that did not participate in the 2005 and 2010 bond exchange transactions. On April 13, 2016, the Court of Appeals lifted the restrictions on Argentina to fulfill its debt obligations. In April 2016, the Argentine Government issued US$16.4 billion principal amount of bonds. On April 22, 2016, the Argentine Government paid amounts due under the agreement and the U.S. courts removed all previously issued sanctions and injunctions. From December 31, 2015 to December 31, 2017, Argentina’s sovereign debt increased by US$80.3 billion, according to the Ministry of Treasury.

As of the date of this annual report, proceedings initiated by holdouts and other international creditors that did not accept Argentina’s payment offer continue in several jurisdictions, although the size of the claims involved has declined considerably. The potential consequences of final judgments from courts in various jurisdictions are unclear and further adverse rulings could adversely affect the Argentine Government’s ability to issue debt securities or obtain favorable terms when the need to access the international capital markets arises, and consequently, our own capacity to access these markets could also be limited.

Foreign shareholders of companies operating in Argentina have initiated investment arbitration proceedings against Argentina that have resulted and could result in arbitral awards and/or injunctions against Argentina and its assets and, in turn, limit its financial resources.

In response to the emergency measures implemented by the Argentine Government during the 2001-2002 economic crisis, a number of claims were filed before the International Centre for Settlement of Investment Disputes (“ICSID”), against Argentina. Claimants allege that the emergency measures were inconsistent with the fair and equitable treatment standards set forth in various bilateral investment treaties by which Argentina was bound at the time.

Claimants have also filed claims before arbitral tribunals under the rules of the United Nations Commission on International Trade Law, or “UNCITRAL,” and under the rules of the International Chamber of Commerce (ICC). As of the date of this annual report, it is not certain that Argentina will prevail in having any or all of these cases dismissed, or that if awards in favor of the plaintiffs are granted, that it will succeed in having those awards annulled. Ongoing claims before the ICSID tribunal and other arbitral tribunals could lead to new awards against Argentina, which could have an adverse effect on our capacity to access to the international capital markets.

The amendment of the Central Bank’s Charter and the Convertibility Law may adversely affect the Argentine economy.

On March 22, 2012, the Argentine Congress passed Law No. 26,739, which amended the Charter of the Central Bank and Law No. 23,298 (the “Convertibility Law”). This law amends the objectives of the Central Bank (established in its Charter) and includes a mandate focused on promoting social equity programs in addition to developing monetary policy and financial stability.

A key component of the Central Bank Charter amendment relates to the use of international reserves. Pursuant to this amendment, Central Bank reserves may be made available to the Argentine Government for the repayment of debt or to finance public expenditures. During 2013, U.S. dollar reserves held at the Central Bank decreased to US$30.6 billion from US$43.3 billion in 2012, while during 2014 reserves increased to US$31.4 billion. The Central Bank’s foreign currency reserves were US$25.6 billion as of December 31, 2015, US$39.3 billion as of December 30, 2016, US$55.1 billion as of December 29, 2017 and US$52.7 billion as of August 31, 2018.

The Argentine Government’s use of Central Bank reserves to repay debt or to finance public expenditures may make the Argentine economy more vulnerable to higher rates of inflation or external shocks, which could adversely affect our business, financial condition and the results of our operations.

Significant fluctuations in the value of the Peso may adversely affect the Argentine economy as well as our financial performance.

Despite the positive effects of the depreciation of the peso in 2002 on the competitiveness of certain sectors of the economy, depreciation has had a negative impact on the ability of Argentine businesses to honor their foreign currency-denominated debt obligations, initially resulting in high rates of inflation and significantly reduced real wages, which has had a negative impact on businesses that depend on domestic demand, such as utilities and the financial industry, and has adversely affected the Argentine Government’s ability to honor its foreign currency-denominated debt obligations.

Since the strengthening of foreign exchange controls began in late 2011, and upon introduction of measures that gave private companies and individuals limited access to foreign currency, the implied peso exchange rate, as reflected in the quotations for Argentine securities that trade in foreign markets compared to the corresponding quotations in the local market, increased significantly compared to the official exchange rate.

In 2015, the U.S. dollar to peso exchange rate increased 53% as compared to 2014. In 2016, the U.S. dollar to peso exchange rate increased 22% as compared to 2015. In 2017, the U.S. dollar to peso exchange rate increased 18% as compared to 2016. This trend continued in the first few months of 2018, with an increase of 7% from December 31, 2017 to March 31, 2018. Further, the U.S. dollar to peso exchange rate increased approximately 82%, from Ps.20.20 in early April 2018 to Ps.36.85 as of August 31, 2018. On September 17, 2018, the Argentine Government summited to the Argentine Congress the draft budget law for fiscal year 2019, estimating an average exchange rate of Ps.40.10 for US$1.00 in 2019, Ps.44.30 for US$1.00 in 2020, Ps.48.20 for US$1.00 in 2021 and Ps.50.50 for US$1.00 in 2022.

As a result of the significant depreciation of the peso against the U.S. dollar, on August 30, 2018 the Argentine Central Bank increased the interest rate of the Argentine peso to 60% aiming to attract investments in this currency. This high level of interest rate deteriorates the conditions for accessing credit by individuals and legal entities, producing an increase in debt levels paid off, which could affect our business, financial condition and the results of our operations.

In addition, high interest rates in Argentine pesos may not be sustainable in the medium term, which could affect the level of activity from a reduction in consumption. As a result, a negative GDP growth is expected for 2018.

A significant further depreciation of the peso against the U.S. dollar could have an adverse effect on the ability of Argentine companies to make timely payments on their debts denominated in or indexed or otherwise connected to a foreign currency, generate very high inflation rates, reduce real salaries significantly, and have an adverse effect on companies focused on the domestic market, such as public utilities and the financial industry. Such a potential depreciation could also adversely affect the Argentine Government’s capacity to honor its foreign debt, which could affect our capacity to meet obligations denominated in a foreign currency which, in turn, could have an adverse effect on our business, financial condition and results of operations. While certain of our office leases are set in U.S. dollars, we are only partially protected against depreciation of the Peso and there can be no assurance we will be able to maintain our U.S. dollar-denominated leases.

In addition, on June 7, 2018, the Argentine Government entered into a US$50 billion 36-month Stand-By Arrangement with the IMF, which was approved by the IMF’s Executive Board on June 20, 2018. The Argentine Government has drawn on a first tranche of approximately US$15 billion, and the additional available funds will be treated as precautionary. This step was intended to halt the significant depreciation of the peso. This measure was intended to halt the significant depreciation of the peso during the first half of 2018. On September 26, 2018, the Argentine Government agreed with the IMF an increase the total amount of the Stand By agreement from US$50 billion to US$57.1 billion. In this sense, the anticipated disbursements rise from US$6 billion to US$13.4 billion in 2018, and from US$11.4 billion to US$22.8 billion in 2019.

On September 26, 2018, the Central Bank announced a new monetary policy scheme aiming to lowering the inflation rate by adopting the following measures: (i) no increase in the level of the monetary base until June 2019, when it will be adjusted with the seasonality of December 2018 and June 2019; (ii) maintenance of the reference rate at 60% until the deceleration of inflation rate is taking place; (iii) implementation of a floating exchange rate with intervention and non-intervention zones for the U.S. dollar exchange rate between Ps.34 and Ps.44, with daily adjustment at a rate of 3% per month until the end of 2018 and its revision at the beginning of 2019, intervening in the purchase or sale of foreign currency for up to US$150 million per day to the extent that the exchange rate reaches the established upper or lower bound.

A substantial appreciation of the peso against the U.S. dollar negatively impacts the financial condition of entities whose foreign currency-denominated assets exceed their foreign currency-denominated liabilities. In addition, in the short-term, a significant real appreciation of the peso would adversely affect exports and could result in a slowdown in economic growth. This could have a negative effect on GDP growth and employment as well as reduce the Argentine public sector’s revenues by reducing tax collection in real terms, given its current heavy reliance on taxes on exports. As a result, the appreciation of the peso against the U.S. dollar could also have an adverse effect on the Argentine economy and, in turn, our business, financial condition and results of our operations.

Certain measures that may be taken by the Argentine government may adversely affect the Argentine economy and, as a result, our business and results of operations.

Prior to December 2015, the Argentine Government accelerated its direct intervention in the economy through the implementation or amendment of laws and regulations, including with respect to nationalizations or expropriations; restrictions on production, imports and exports; foreign exchange and/or transfer restrictions; direct and indirect price controls; tax increases, changes in the interpretation or application of tax laws and other retroactive tax claims or challenges; cancellation of contract rights; and delays or denials of governmental approvals, among others.

In November 2008, the Argentine Government enacted Law No. 26,425 which provided for the nationalization of the Administradoras de Fondos de Jubilaciones y Pensiones (the “AFJPs”). In April 2012, the Argentine Government nationalized YPF S.A. and imposed major changes to the system under which oil companies operate, principally through the enactment of Law No. 26,714 and Decree No. 1277/2012. In February 2014, the Argentine Government and Repsol S.A. (the former principal shareholder of YPF S.A.) announced that they had reached an agreement on the compensation payable to Repsol for the expropriation of YPF S.A. of US$5 billion payable in Argentine sovereign bonds with various maturities. On April 23, 2014, the agreement with Repsol was approved by the Argentine Congress and on May 8, 2014, Repsol S.A. received the relevant Argentine Government bonds. On July 10, 2018, the United States Court of Appeals for the Second Circuit affirmed a U.S. federal trial court decision, finding that Burford Capital’s claim for more than US$3 billion in damages against the Argentine government in connection with the nationalization of YPF S.A. is subject to the jurisdiction of the U.S. federal courts. The claim by Burford Capital has been referred to the trial court for substantive proceedings.

There are other examples of intervention by the Argentine Government. In December 2012 and August 2013, Argentine Congress established new regulations relating to domestic capital markets. The regulations generally provided for increased Argentine Government intervention in the capital markets authorizing, for example, the CNV to appoint observers with the ability to veto the decisions of the board of directors of publicly listed companies under certain circumstances and to suspend the board of directors for a period of up to 180 days. On May 9, 2018, the Argentine Congress approved Law No. 27,440, which introduced modifications to the Capital Markets Law, including the removal of the CNV’s power to appoint supervisors with powers of veto over resolutions adopted by a company’s board of directors.

We cannot assure you that these or similar and other measures to be adopted by the Argentine Government, such as expropriation, nationalization, forced renegotiation or modification of existing contracts, new tax policies, modification of laws, regulations and policies that affect foreign trade, investment, among others, will not have an adverse effect on the Argentine economy and, as a consequence, adversely affect our business, financial condition and our results of operations.

The Argentine Government may mandate salary increases for private sector employees, which would increase our operating costs.

In the past, the Argentine Government has passed laws, regulations and decrees requiring companies in the private sector to maintain minimum wage levels and provide specified benefits to employees. In the aftermath of the Argentine economic crisis, employers both in the public and private sectors experienced significant pressure from their employees and labor unions to increase wages and provide additional employee benefits. In August 2012, the Argentine Government established a 25% increase in the minimum monthly salary to Ps.2,875, effective as of February 2013. The Argentine Government increased the minimum monthly salary to Ps.3,300 in August 2013, to Ps.3,600 in January 2014, to Ps.4,400 in September 2014, to Ps.4,716 in January 2015, to Ps.5,588 in August 2015 and to Ps.6,060 as from January 2016. In May 2016, the Argentine Government announced a 33% increase in the minimum monthly salary to be implemented in three installments as follows: Ps.8,060 as from July 1, 2017, Ps.9,500 as from January 1, 2018 and Ps.10,000 in July 2018, an increase of 24% compared to the prior minimum. On August 8, 2018, the National Board of Employment, Productivity and Minimum, Vital and Mobile Salary has increased, through Decree No. 3/2018, the minimum monthly salary to be implemented in four installments as follows: Ps.10,700 as from September 1, 2018, Ps.11,300 as from December 1, 2018, Ps.11,900 as from March 1, 2019 and Ps.12,500 as from June 2019, an increase of 25% compared to the prior minimum.

It is possible that the Argentine Government could adopt measures mandating further salary increases and/or the provision of additional employee benefits in the future. Any such measures could have a material and adverse effect on our business, results of operations and financial condition. On February 14, 2018, the INDEC published new data regarding the evolution of private and public-sector salaries. The total salaries index registered a growth of 27.5% during 2017, as a result of the 26.5% increase in salaries of the formal private sector and an increase of 31.5% in the informal private sector.

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
Such restrictions and other foreign exchange control measures were lifted by the new administration, moving towards opening Argentina’s foreign exchange market. In this sense, on December 17, 2015, Communication “A” 5850 of the Central Bank reestablished the possibility for non-residents to repatriate their investment capital and, Communication “A” 6037 of the Central Bank defined the new regulations that apply to the acquisition of foreign currency and the elimination of all other restrictions that impair residents and non-residents to have access to the foreign exchange market. However, in the future, the Argentine government or the Central Bank may impose formal restrictions to the payment of dividends abroad, on capital transfers and establish additional requirements. Such measures may negatively affect Argentina’s international competitiveness, discouraging foreign investments and lending by foreign investors or increasing foreign capital outflow which could have an adverse effect on economic activity in Argentina, and which in turn could adversely affect our business and results of operations. Furthermore, any restrictions on transferring funds abroad imposed by the government could undermine our ability to pay dividends on our ADSs in U.S. dollars.

Exchange controls and restrictions on transfers abroad and capital inflow restrictions, if re-imposed, could limit the availability of international credit.

Until December 2015, there were many foreign exchange restrictions and controls that limited access to the MULC. However, in December 2015, the Macri administration announced certain reforms to the foreign exchange market with the intention of providing greater flexibility and ease of access to the foreign exchange market for individuals and private sector entities. On December 16, 2015, the Central Bank issued Communication “A” 5850, lifting most of the restrictions then in place. Among these measures, free access to the MULC was granted for the purchase of foreign currency intended for general purposes, without the need for obtaining the Central Bank’s or the Administración Federal de Ingresos Públicos (the “AFIP”) previous consent, and the requirement to deposit 30% of certain capital inflows into Argentina was eliminated. Towards the end of 2016, the remaining exchange control restrictions were also lifted when the Central Bank issued Communications “A 6037 and “A” 6150, thereby granting free access to the MULC. Pursuant to Resolution E 1/2017 of the Ministry of Treasury and Communication “A” 6,150 modified by Communication “A” 6,244 of the Central Bank, the obligation requiring non-residents who make portfolio investments in the country aimed at holding private sector financial assets to maintain for a period of 120 days the funds in the country was abolished. Pursuant to this resolution and the Central Bank Communication “A” 6,244, and its amendments, there are no restrictions on entry and exit in the MULC. Accordingly, due to lifting most of the restrictions to access to the MULC, the Central Bank eliminated the obligation to enter and settle funds in foreign currency originated from the export of services to non-residents through the MULC, to the extent that they are not part of the Free On Board (“FOB”) value and/or Cost, Insurance and Freight (“CIF”) of assets exported, eliminated the requirement of a minimum holding period of 72 business hours in relation to the purchase and sale of public securities authorized to trade on the different local and international stock markets, and eliminated the requirement of compulsory entry and liquidation of flows resulting from external debt, including principal and interests. However, the results of capital inflows in the exchange market must be acredited on an account opened by a local financial institution.

Although the Macri administration eliminated such restrictions, we cannot assure you that foreign exchange regulations will not be amended, or that new regulations will not be enacted in the future imposing greater limitations on funds flowing into and out of the Argentine foreign exchange market. Any such new measures, as well as any additional controls and/or restrictions, could materially affect our ability to access the international capital markets and, may undermine our ability to make payments of principal and/or interest on our obligations denominated in a foreign currency or transfer funds abroad to make payments on our obligations (which could affect our financial condition and results of operations). Therefore, Argentine resident or non-resident investors should take special notice of these regulations (and their amendments) that limit access to the foreign exchange market. In the future we may be prevented from making payments in U.S. dollars and/or making payments outside of Argentina due to the restrictions in place at that time in the foreign exchange market and/or due to the restrictions on the ability of companies to transfer funds abroad

The Argentine economy could be adversely affected by political and economic developments in other global markets.

Financial and securities markets in Argentina are influenced, to varying degrees, by economic and market conditions in other global markets. The international scenario shows contradictory signals of global growth, as well as high financial and exchange uncertainty. Although such conditions may vary from country to country, investor reactions to events occurring in one country may affect capital flows to issuers in other countries, and consequently affect the trading prices of their securities. Decreased capital inflows and lower prices in the securities market of a country may have an adverse effect on the real economy of those countries in the form of higher interest rates and foreign exchange volatility.

During periods of uncertainty in international markets, investors generally choose to invest in high-quality assets (“flight to quality”) over emerging market assets. This has caused and could continue to cause an adverse impact on the Argentine economy and could continue to adversely affect the country’s economy in the near future. On June 20, 2018, MSCI Inc., a leading provider of indexes and portfolio construction and risk management tools and services for global investors (“MSCI”), reclassified and promoted Argentina to emerging markets status after being dropped to frontier status in May 2009. The MSCI Argentina Index will be included in the MSCI Emerging Markets Index in May 2019. However, MSCI will continue to restrict the inclusion in the index to only foreign listings of Argentinian companies, such as American Depositary Receipts, as the feedback from international institutional investors stated that higher liquidity across the domestic market is needed before considering a shift from offshore to onshore listings. MSCI will reevaluate this decision as liquidity conditions on the BYMA continue to improve.

Most emerging economies have been affected by the change in the U.S. monetary policy, resulting in the sharp unwinding of speculative asset positions, depreciations and increased volatility in the value of their currencies and higher interest rates. The general appreciation of the U.S. dollar resulting from a more restrictive U.S. monetary policy contributed to the fall of the international price of raw materials, increasing the difficulties of emerging countries which are exporters of these products. There is global uncertainty about the degree of economic recovery in the United States, with no substantial positive signals from other developed countries and an increased risk of a general deceleration in developing countries, specifically China, which is the main importer of Argentine commodities. Moreover, the recent challenges faced by the European Union to stabilize certain of its member economies, such as Greece, have had international implications affecting the stability of global financial markets, which has hindered economies worldwide. The Eurozone finance ministers, at a meeting held in August 2015, agreed a third bailout deal for Greece, which required the approval of several countries such as Germany, one of its main creditors.

Although economic conditions vary from country to country, investors’ perception of the events occurring in one country may substantially affect capital flows into other countries. International investors’ reactions to events occurring in one market sometimes demonstrate a “contagion” effect in which an entire region or class of investment is disfavored by international investors. Argentina could be adversely affected by negative economic or financial developments in other countries, which in turn may have an adverse effect on our financial condition and results of operations. Lower capital inflows and declining securities prices negatively affect the real economy of a country through higher interest rates or currency volatility. The Argentine economy was adversely impacted by the political and economic events that occurred in several emerging economies in the 1990s, including those in Mexico in 1994, the collapse of several Asian economies between 1997 and 1998, the economic crisis in Russia in 1998 and the Brazilian depreciation in January 1999.

Recently, the Argentine economy was affected by the devaluation of local currencies in emerging markets, such as the devaluation of the Turkish currency by 65%, the Brazilian currency by 27% and the Chilean currency by 12% as of the date of this annual report, among others.

Likewise, the outflow of flows to emerging markets also affected Argentina, causing a deterioration of its sovereing spread that reached 783 basis points on September 4, 2018, deteriorating the conditions to access new external financing. On September 21, 2018, the Argentine country risk reached 588 bps.

Argentina is affected by economic conditions of its major trade partners, such as Brazil, which devalued its currency in early February 2015, causing the Brazilian real to suffer the steepest depreciation in over a decade. Brazil, which is Argentina’s main trading partner, has experienced GDP contraction in recent years (3.5% in 2015 and 3.5% in 2016). Although Brazil’s economic outlook seems to be improving, a further deterioration of economic activity, a delay in Brazil’s expected economic recovery or a slower pace of economic improvement in Brazil may have a negative impact on Argentine exports and on the overall level of economic and industrial activity in Argentina, particularly with respect to the automotive industry. In February 2016, Standard & Poor’s downgraded Brazil’s credit rating to BB. In December 2015 and February 2016, Fitch Ratings and Moody’s, respectively, also downgraded Brazil’s credit ratings to BB+ and Ba2, respectively. In 2017, Brazil experienced a slight increase in its GDP, increasing by 1.0%. If the Brazilian economy’s current recovery stalls or once again deteriorates, the demand for Argentine exports may be adversely impacted.

Moreover, Argentina may be affected by other countries that have influence over world economic cycles, such as the United States or China. In particular, China, which is the main importer of Argentine commodities, saw the yuan depreciate since the end of 2015, which has adversely affected companies with substantial exposure to that country. Depreciation of the yuan continued during 2016, and Chinese economic growth slowed in 2016 and 2017. The slowdown of the Chinese economy and increased volatility of its financial markets could impact financial markets worldwide, which, in turn, could increase the cost and availability of financing both domestically and internationally for Argentine companies.Starting in April 2018, the U.S. imposed tariffs on steel and aluminum imports from China, as well as Canada and countries in the European Union. On July 6, 2018, the United States imposed 25% tariffs on US$34 billion worth of Chinese goods, which then led China to respond with similarly sized tariffs on United States’ products. On July 10, 2018, the Office of the U.S. Trade Representative (USTR) announced a 10% tax on a US$200 billion list of 5,745 Chinese products, implemented as of September 24, 2018. Also, on September 18, 2018, the Chinese government announced a 5% to 10% tax on a US$60 billion list of 5,207 American goods, implemented as of September 24, 2018. A new global economic and/or financial crisis or the effects of deterioration in the current international context, could affect the Argentine economy and, consequently, the results of our operations, financial condition and the trading price for our ADSs.If interest rates rise significantly in developed economies, including the United States, Argentina and other emerging market economies could find it more difficult and expensive to borrow capital and refinance existing debt, which would negatively affect their economic growth. In addition, if these developing countries, which are also Argentina’s trade partners, fall into a recession; the Argentine economy would be affected by a decrease in exports. All of these factors could have a negative impact on us, our business, operations, financial condition and prospects.

In a non-binding referendum on the United Kingdom’s membership in the European Union on June 23, 2016, a majority of those who voted approved the United Kingdom’s withdrawal from the European Union. Any withdrawal by the United Kingdom from the European Union (referred to as “Brexit”) would occur after, or possible concurrently with, a process of negotiation regarding the future terms of the United Kingdom’s relationship with the European Union, which could result in the United Kingdom losing access to certain aspects of the single EU market and the global trade deals negotiated by the European Union on behalf of its members. Negotiations for the exit of the United Kingdom began in early 2017 and the probable date for the departure is March 2019. As a result of Brexit, London could cease to be the financial center of Europe and some banks have already announced their intention to transfer many jobs to continental Europe and Ireland and have indicated that Germany could replace London as the financial center of Europe. The possible negative consequences of Brexit include an economic crisis in the United Kingdom, a short-term recession and a decrease of investments in public services and foreign investment. The greatest impact of Brexit would be on the United Kingdom, however the impact may also be significant to the other member states.

As for Argentina, the consequences of Brexit are linked to the weakening of the pound and the euro, which has led to a significant appreciation of the U.S. dollar worldwide. An appreciation of the U.S. dollar and increased risk aversion could lead to a negative effect on the price of raw materials, which would be reflected in the products that Argentina exports to Europe. Another direct consequence of “Brexit” could be a decrease in prices of most commodities, a factor that could affect Argentina if prices stay low in the long term. Bilateral trade could also suffer, but would not be material, as the United Kingdom currently only represents approximately 1% of Argentina’s total imports and exports. In addition, it is possible that Brexit could complicate Argentina’s ability to issue additional debt in the international capital markets, as funding would be more expensive.

Donald Trump was elected president on November 8, 2016 and took office on January 20, 2017. The election of the new administration has generated volatility in the global capital markets. The new administration has implemented a comprehensive tax reform and has begun implementing more protectionist policies. The U.S. Federal Reserve recently increased the U.S. reference interest rates, which has created additional volatility in the U.S. and the international markets. Changes in social, political, regulatory, and economic conditions in the United States or in laws and policies governing foreign trade could create uncertainty in the international markets and could have a negative impact on emerging market economies, including the Argentine economy, which in turn could adversely affect our business, financial condition and results of operations. The effect of these protectionist policies in the global economy remains uncertain.

Global economic conditions may also result in depreciation of regional currencies and exchange rates, including the Peso, which would likely also cause volatility in Argentina. The effect of global economic conditions on Argentina could reduce exports and foreign direct investment, resulting in a decline in tax revenues and a restriction on access to the international capital markets, which could adversely affect our business, financial condition and results of operations. A new global economic and/or financial crisis or the effects of deterioration in the current international context, could affect the Argentine economy and, consequently, our results of operations, financial condition and the trading price for our ADSs.

A decline in the international prices for Argentina’s main commodity exports or appreciation of the peso against the U.S. dollar could affect the Argentine economy and adversely affect the foreign exchange market, and have an adverse effect on our business financial condition and results of operations.
  revenue and net income may be materially and adversely affected by continuing
 High commodity prices have contributed significantly to the increase in Argentine exports since the third quarter of 2002 as well as in government revenues from export taxes (withholdings). However, this reliance on the export of commodities, such as soy, has made the Argentine economy more vulnerable to fluctuations in their prices. Soybeans average monthly prices have decreased from US$/mt 684 in August 2012 to US$/mt 404 in July 2018. If international commodity prices decline, the Argentine Government’s revenues would decrease significantly which could adversely affect Argentina’s economic activity.

In addition, adverse weather conditions can affect agricultural production, which accounts for a significant portion of Argentina’s export revenues. In 2018, Agentina suffered a severe drought, causing a year-on-year negative GDP growth of 4.2% in the second quarter of 2018, mainly as a result of the year-on-year decrease of 31.6% in agricultural production. These circumstances could have a negative impact on the levels of government revenues, available foreign exchange and the Argentine Government’s ability to service its sovereign debt, and could either generate recessionary or inflationary pressures, depending on the Argentine Government’s reaction. Either of these results would adversely impact Argentina’s economy growth and, therefore, our business, financial condition and results of operations.

A significant increase in the real appreciation of the peso could affect Argentina’s competitiveness, substantially affecting exports, and this in turn could prompt new recessionary pressures on the country’s economy and a new imbalance in the foreign exchange market, which could lead to a high degree of volatility in the exchange rate. More importantly, in the short term, a significant appreciation of the real exchange rate could substantially reduce Argentine public sector’s tax revenues in real terms, given the strong reliance on taxes on exports (withholdings). The occurrence of the foregoing could lead to higher inflation and potentially materially and adversely affect the Argentine economy, as well as our business, financial condition and results of operations.

Restrictions on the supply of energy could negatively affect Argentina’s economy.

As a result of prolonged recession and the forced conversion of energy tariffs into pesos and subsequent freeze of natural gas and electricity tariffs in Argentina, there has been a lack of investment in natural gas and electricity supply and transport capacity in Argentina in recent years. At the same time, demand for natural gas and electricity has increased substantially, driven by a recovery in economic conditions and price constraints, which prompted the Argentine Government to adopt a series of measures that have resulted in industry shortages and/or higher costs. In particular, Argentina has been importing natural gas to compensate for shortages in local production. In order to pay for natural gas imports the Argentine Government has frequently used Central Bank reserves given the absence of foreign direct investment. If the Argentine Government is unable to pay for imports of natural gas, economic activity, business and industries may be adversely affected.

The Argentine Government has taken a number of measures to alleviate the short-term impact of energy shortages on residential and industrial users. If these measures prove to be insufficient, or if the investment required to increase natural gas production and energy transportation capacity and generation over the medium- and long-term is not available, economic activity in Argentina could be curtailed, and with it our operations. As a first step of these measures, a series of tariff increases and subsidy reductions (primarily applicable to industries and high-income consumers) were implemented. On December 17, 2015, and after publication of Decree No. 134/2015, the Macri administration declared the National Electricity System Emergency until December 31, 2017 and ordered the Ministry of Energy and Mining to propose measures and guarantee the electrical supply. Ministry of Energy and Mining Resolution No. 06/2016 of January 2016 set new seasonal reference prices for power and energy on the Mercado Eléctronico Mayorista (MEM) for the period from February 1, 2016 to April 30, 2016 and set an objective to adjust the quality and security of electricity supply.

In February 2016, the Argentine Government reviewed the schedule of electricity and gas tariffs and eliminated the subsidies of these public services, which would have resulted in increases of 500% or more in energy costs, except for low-income consumers. By correcting tariffs, modifying the regulatory framework and reducing the Argentine Government’s participation in the energy sector, the Argentine Government sought to correct distortions in the energy sector and make the necessary investments. In July 2016, a federal court in the city of La Plata suspended the increase in the gas tariff throughout the Province of Buenos Aires. On August 3, 2016, a federal court in San Martín suspended the increase in gas tariffs throughout the country until a public hearing was held to discuss the rate increase. The judgment was appealed to the Supreme Court, and on August 18, 2016, the Supreme Court ruled that the increase in the gas tariff of residential users could not be imposed without a public hearing. On September 16, 2016, the public hearing was held where it was agreed that the gas tariff would increase by approximately 200% in October 2016, with biannual increases through 2019.

As for other services, including electricity, a public hearing was held on October 28, 2016 to consider a proposed 31% tariff increase sought by energy distributors. Subsequently, the Argentine Government announced increases in electricity rates of between 60% and 148%. On March 31, 2017, the Ministry of Energy and Mining published a new tariff schedule with increases of approximately 24% for supply of natural gas by networks that had been partially regulated since April 1, 2017In addition, on November 17, 2017, a public hearing convened by the Minister of Energy and Mining was held to update the tariff schedule for natural gas and electricity. The new tariff schedule foresees a gradual reduction of subsidies, resulting in an increase, between December 2017 and February 2018, between 34% and 57% (depending on the province) for natural gas and 34% for electricity. In addition, on May 31, 2018, the Argentine Congress approved a law seeking to limit the increase in energy tariffs implemented by the Macri administration, which was subsequently vetoed by President Macri. On August 1, 2018, pursuant Resolution No. 208/2018 of the National Electricity Regulatory Board (ENRE), the Ministry of Energy published a new tariff schedule with increases in electricity rates.

Changes change in energy regulatory framework and the establishment of increased tariffs for the supply of gas and electricity could affect our cost structure and increase operating and public service costs. Moreover, the significant increase in the cost of energy in Argentina, could have an adverse effect on the Argentine economy, and therefore, on our business, financial condition and results of operations.

Failure to adequately address actual and perceived risks of institutional deterioration and corruption may adversely affect the Argentine economy and financial condition, which in turn could adversely affect our business, financial condition and results of operations.

The lack of a solid institutional framework and the notorious incidents of corruption that have been identified as a significant problem for Argentina. In Transparency International’s Corruption Perceptions Index survey, Argentina ranked 85 out of 180 in 2017, 95 out of 167 in 2016 and 106 out of 167 countries in 2015. In the World Bank’s “Doing Business 2017” report, Argentina ranked 116 out of 190 countries.

Recognizing that the failure to address these issues could increase the risk of political instability, distort decision-making processes and adversely affect Argentina’s international reputation and its ability to attract foreign investment, the Macri administration announced various measures aimed at strengthening Argentina’s institutions and reducing corruption. These measures include the signing of collaboration agreements with with the judicial Branch in corruption investigation, greater access to public information, the seizure of assets of officials prosecuted for corruption, the increase of the powers of the Argentine Anti-Corruption Office and the approval of a new public ethics law, among others. The Argentine Government’s ability to implement these initiatives remains uncertain since it would require the participation of the judiciary as well as the support of opposition legislators. We cannot guarantee that the implementation of these measures will be successful.

As of the date of this annual report, a large-scale corruption investigation in Argentina has been announced by the Argentine government. The investigation related to a decade’s worth of payments to government officials from businessmen who had been awarded large government contracts. Since the scandal became public, Argentine authorities have raided high-profile businesses, and President Macri stated that he hoped the case would be a watershed moment in the fight against corruption in Argentina.

Corruption investigations in Argentina could have an impact on the development of the economy and investors’ confidence, which could adversely affect our business, financial condition and the results of our operations.

As of the date of this annual report, more than twenty Argentine businessmen and approximately fifteen former government officials are being investigated for bribery private state contractors. As a result of these investigations, several businessmen and former public officials have been prosecuted, including the former president of Argentina, Mrs. Cristina Fernández de Kirchner, who was prosecuted for illicit association and seized for the sum of Ps.4,000 million on September 17, 2018.

Depending on the results of such investigations and the time it takes to conclude them, the companies involved could face, among other consequences, a decrease in their credit rating, be subject to demands by their investors, as well as experiencing restrictions on financing through the capital market and have a reduction in their financial condition. These negative effects could hamper the ability of these companies to meet their financial obligations. As a result, the limitation on obtaining financing in the future for these companies could affect the carrying out projects or works currently in execution.

In addition, the effects of these investigations could affect the investment levels in infrastructure in Argentina, as well as the continuation, development and completion of public works and Public-Private Participation projects, which could ultimately lead to lower growth in the Argentine economy.

As of the date of this annual report, we have not estimated the impact that this investigation could have on the Argentine economy. Likewise, we cannot predict for how long corruption investigations could continue, what other companies might be involved, or how important the effects of these investigations might. In turn, the decrease in investors’ confidence, among other factors, could have a significant adverse impact on the development of the Argentine economy, which could adversely affect our business, financial condition and the results of our operations.

If Argentina’s implementation of laws relating to anti-money laundering and to combating the financing of terrorism (AML/CRT) are insufficient, Argentina may have difficulties in obtaining international financing and/or attracting foreign direct investments.

In October 2010, the Financial Action Task Force (“FATF”) issued a Mutual Evaluation Report (the “Mutual Report”) on Anti-Money Laundering and Combating the Financing of Terrorism in Argentina, including the evaluation of Argentina as of the time of the on-site visit which took place in November 2009. This report stated that since the latest evaluation, finalized in June 2004, Argentina had not made adequate progress in addressing a number of deficiencies identified at the time, and the FATF has since placed Argentina on an enhanced monitoring process. Moreover, in February 2011, Argentina, represented by the Minister of Justice and Human Rights, attended the FATF Plenary, in Paris, in order to present a preliminary action plan. FATF granted an extension to implement changes. In June 2011, Argentina made a high-level political commitment to work with the FATF to address its strategic AML/CFT deficiencies. In compliance with recommendations made by the FATF on money laundering prevention, on June 1, 2011 the Argentine Congress enacted Law No. 26,683. Under this law, money laundering is now a crime per se, and self-laundering money is also considered a crime. Additionally, in June 2012, the Plenary meeting of the FATF held in Rome highlighted the progress made by Argentina but also urged the country to make further progress regarding its AML/CFT deficiencies. Notwithstanding the improvements that Argentina made, in October 2012 the FATF determined that certain strategic AML/CFT deficiencies continued, and that Argentina would be subject to continued monitoring.

Since October 2013, Argentina has taken steps towards improving its AML/CFT regime, including issuing new regulations to strengthen suspicious transaction reporting requirements and expanding the powers of the financial sector regulator to apply sanctions for AML/CFT deficiencies. Such progress has been recognized by the FATF. In this regard, the FATF (pursuant to its report dated June 27, 2014) concluded that Argentina had made significant progress in adopting measures to address AML/CFT deficiencies identified in the Mutual Report, and that Argentina had strengthened its legal and regulatory framework, including: (i) reforming and strengthening penalties for money laundering by enhancing the scope of reporting parties covered and transferring AML/CFT supervision to the Financial Information Unit (Unidad de Información Financiera or “UIF”) of the Ministry of Treasury; (ii) enhancing terrorist financing penalties, in particular by criminalizing the financing of terrorist acts, terrorists, and terrorist organizations; (iii) issuing, through the UIF, a series of resolutions concerning customer due diligence (CDD) and record-keeping requirements as well as other AML/CFT measures to be taken by reporting parties; and (iv) creating a framework to comply with United Nations Security Council Resolutions 1,267 and 1,373. As a result of such progress, the FATF Plenary concluded that Argentina had taken sufficient steps toward technical compliance with the core and key recommendations and should thus be removed from the monitoring process. In addition, on October 24, 2014, the FATF acknowledged Argentina’s significant progress in improving its AML/CFT regime and noted that Argentina had established the legal and regulatory framework to meet commitments in its action plan and would no longer be subject to the FATF’s AML/CFT compliance monitoring process, and concluded that Argentina would continue to work with the FATF and the Financial Action Task Force of Latin America (Grupo de Acción Financiera de América del Sur, or “GAFISUD”) to address any other issues identified in its Mutual Report.

In February 2016, the “National Coordination Program for the Prevention of Asset Laundering and the Financing of Terrorism” was created by Executive Decree No. 360/2016 as an instrument of the Ministry of Justice and Human Rights, charged with the duty to reorganize, coordinate and strengthen the national system for the prevention of money laundering and the financing of terrorism, taking into consideration the specific risks that might impact Argentina and the global emphasis on developing more effective compliance with international regulations and the standards of the FATF. In addition, relevant rules were modified to designate the Ministry of Justice and Human Rights as the coordinator at the national level of public and private agencies and entities, while the UIF coordinate activities that relate to financial matters.

Recently, in the context of the voluntary disclosure program under the Argentine tax amnesty, Law No. 27,260 and its regulatory decree No. 895/2016, clarified that the UIF has the power to communicate information to other public agencies that deal with intelligence and investigations if the UIF is in possession of evidence that crimes under the Anti-Money Laundering Law may have been committed. In addition, pursuant to the UIF Resolution No. 92/2016, reporting agents must adopt special risk management system to address the complying with the law as well as to report operations carried out under the tax amnesty.

Although Argentina has made significant improvements in its AML/CFT regulations, and is no longer subject to the FATF’s on-going global AML/CFT monitoring process, no assurance can be given that Argentina will continue to comply with AML/CFT international standards, or that Argentina will not be subject to compliance monitoring in the future, any of which could adversely affect Argentina’s ability to obtain financing from international markets and attract foreign investments.

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

An increase in our operating costs, caused by inflation or by other factors, could have a material adverse effect on us if our tenants are unable to pay higher rent as a result of increased expenses. Moreover, the shopping mall business is closely related to consumer spending and affected by prevailing economic conditions. All of our shopping malls and commercial properties are located in Argentina, and, as a consequence, their business is vulnerable to recession and economic downturns in Argentina. For example, during the economic crisis in Argentina that began in 2001, consumer spending decreased significantly, and higher unemployment, political instability and high rates of inflation significantly reduced consumer spending and resulted in lower sales that led some tenants to shut down. Persistently poor economic conditions in Argentina in the future could result in a decline in discretionary consumer spending which will likely have a material adverse effect on the revenues from shopping mall activity and thus on our business and the value of our assets.

Our assets are highly concentrated in certain geographic areas and an economic downturn in such areas could have a material adverse effect on our results of operations and financial condition.

For the fiscal year ended June 30, 2018, 86% of our sales from leases and services provided by the Shopping Malls segment were derived from shopping malls in the City of Buenos Aires and the Greater Buenos Aires. In addition, all of our office buildings are located in the City of Buenos Aires and a substantial portion of our revenues in Argentina are derived from such properties. Although we own properties and may acquire or develop additional properties outside the City of Buenos Aires and the Greater Buenos Aires area, we expect to continue to depend to a large extent on economic conditions affecting those areas. Consequently, an economic downturn in those areas could have a material adverse effect on our financial condition and results of operations by reducing our rental income and adversely affect our ability to meet our debt obligations and fund our operations.

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

Our revenue and net income may be materially and adversely affected by continuing inflation and any economic slowdown in Argentina.

Our business is mainly driven by consumer spending since a portion of our revenue from our shopping mall segment derives directly from the sales of our tenants. In addition, our tenants’ revenue relies mainly on the sales to costumers. As a result, our revenue and net income are impacted to a significant extent by economic conditions in Argentina, including the development in the textile industry and domestic consumption, which has suffered a significant low in 2018. The Argentine economy and level of consumer spending are influenced by many factors beyond our control, including consumer perception of current and future economic conditions, inflation, political uncertainty, level of employment, interest rates, taxation and currency exchange rates.

Any continuing economic slowdown, whether actual or perceived, could significantly reduce domestic consumer spending in Argentina and therefore adversely affect our business, financial condition and results of operations.

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

We have had, and expect to have, substantial liquidity and capital resource requirements to finance our business. As of June 30, 2018, our consolidated financial debt amounted to Ps.15,668 million, including accrued and unpaid interest and deferred financing costs. We cannot assure you that we will have sufficient cash flows and adequate financial capacity in the future.

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

Further, we believe that our success also depends, to a significant extent, on the continued success of IRSA which owns approximately 86.3% of our outstanding shares as of June 30, 2018. IRSA is engaged in a range of real estate, investment and other business activities, many of which are different from our business, including IRSA’s significant investments in Banco Hipotecario, an Argentine bank, and IDB Development Corporation, a large conglomerate in Israel engaged in a range of businesses including real estate, telecommunications, supermarkets, agribusiness and insurance. As a result, IRSA is exposed to certain important risks, as described in its consolidated financial statements and its filings with the SEC, which under certain circumstances could have a material adverse effect on its financial condition, results of operations and business prospects. We cannot assure you that IRSA will not be adversely affected by the risks that it faces (including those relating to its investments in Banco Hipotecario or IDB Development Corporation), and we believe that if IRSA were to be so affected, the market perception of the group of companies controlled by Eduardo Sergio Elsztain, including us, could be adversely affected as well.

Labor relations may negatively impact us.

As of June 30, 2018, 46.8% of our workforce was represented by unions under two separate collective bargaining agreements. Although we currently enjoy good relations with our employees and their unions, we cannot assure you that labor relations will continue to be positive or that deterioration in labor relations will not materially and adversely affect us.

Our results of operations include unrealized revaluation adjustments on investment properties, which may fluctuate significantly over financial periods and may materially and adversely affect our business, results of operations and financial condition.

As of June 30, 2018, we had fair value gains on investment properties of Ps.16,690 million. In particular, gains for the fiscal year ended June 30, 2018 accounted for 104,7% of our profit before tax for the respective fiscal year. Although the upward revaluation adjustments reflect unrealized capital gains on our investment properties during the relevant periods, the adjustments were not actual cash flow or profit generated from the sales or rental of our investment properties. Unless such investment properties are disposed of at similarly revalued amounts, we will not realize the actual cash flow. The amount of revaluation adjustments has been, and will continue to be, significantly affected by the prevailing property markets and will be subject to market fluctuations in those markets.

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

As of June 30, 2018, the majority of our liabilities, such as our Series II and Series IV Notes, were denominated in U.S. dollars while our revenues are mainly denominated in Pesos. This currency gap exposes us to a risk of volatility in the rate of exchange between the Peso and the U.S. dollar, and our financial results are adversely affected when the U.S. dollar appreciates against the Peso. Any depreciation of the Peso against the U.S. dollar correspondingly increases the nominal amount of our debt in Pesos, which further adversely effects our results of operation and financial condition and may increase the collection risk of our leases and other receivables from our tenants, most of which generate Peso-denominated revenues.

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

IRSA as of June 30, 2018, owned 94.61% of our common shares (or approximately 119,221,846 common shares, which may be exchanged for an aggregate of 29,805,461 ADSs). Sales of a large number of our common shares and/or ADSs would likely have an adverse effect on the market price of our common shares and the ADS.

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

There is less publicly available information about the issuers of securities listed on the Argentine stock exchanges than information publicly available about domestic issuers of listed securities in the United States and certain other countries. Although the ADSs are listed on the NASDAQ Global Market, as a foreign private issuer we are able to rely on home country governance requirements rather than relying on the NASDAQ corporate governance requirements. See “Item 16G. Corporate Governance—Compliance with NASDAQ listing Standards on Corporate Governance.” Additionally, as a foreign private issuer, we are exempt from certain rules under the Securities Exchange Act of 1934, as amended, or the “Exchange Act” including (i) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act; (ii) the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and (iii) the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K, upon the occurrence of specified significant events. In addition, foreign private issuers are not required to file their annual report on Form 20-F until four months after the end of each fiscal year, while U.S. domestic issuers that are accelerated filers are required to file their annual report on Form 10-K within 75 days after the end of each fiscal year. Foreign private issuers are also exempt from the Regulation Fair Disclosure, aimed at preventing issuers from making selective disclosures of material information. As a result of the above, you may not have the same protections afforded to shareholders companies that are not foreign private issuers.

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

Based on the past and projected composition of our income and assets and the valuation of our assets, including goodwill, we do not believe we were a passive foreign investment company, or “PFIC,” for United States federal income tax purposes for the taxable year ending June 30, 2018, and do not currently expect to become a PFIC, although there can be no assurance in this regard. The determination of whether we are a PFIC is made annually. Accordingly, it is possible that we may be a PFIC in the current or any future taxable year due to changes in our asset or income composition or if our projections are not accurate. The volatility and instability of Argentina’s economic and financial system may substantially affect the composition of our income and assets and the accuracy of our projections. In addition, this determination is based on the interpretation of certain U.S. Treasury regulations relating to rental income, which regulations are potentially subject to different interpretation. If we become a PFIC, U.S. Holders (as defined in “Item 10. Additional Information—Taxation—United States taxation”) of our common shares or the ADSs will be subject to certain United States federal income tax rules that have negative consequences for U.S. Holders such as additional tax and an interest charge upon certain distributions by us or upon a sale or other disposition of our common shares or the ADSs at a gain, as well as reporting requirements. Please see “Item 10. Additional Information—Taxation—United States taxation—Passive foreign investment company” for a more detailed discussion of the consequences if we are deemed a PFIC. You should consult your own tax advisors regarding the application of the PFIC rules to your particular circumstances.

Changes in Argentine tax laws may affect the tax treatment of our common shares or the ADSs.

Law No. 26,893, which amended Law No. 20,628 (the “Income Tax Law”), was enacted on September 12, 2013, and published in the Official Gazette on September 23, 2013. According to the amendments, the distribution of dividends by an Argentine corporation was subject to income tax at a rate of 10.0%, unless such dividends were distributed to Argentine corporate entities (the “Dividend Tax”).

The Dividend Tax was repealed by Law No. 27,260, enacted on June 29, 2016, and consequently no income tax withholding was applicable on the distribution of dividends in respect of both Argentine and non-Argentine resident shareholders, except when dividends distributed were greater than the income determined according to the application of the Income Tax Law, accumulated at the fiscal year immediately preceding the year in which the distribution is made. In such case, the excess was subject to a rate of 35%, for both Argentine and non-Argentine resident shareholders. This treatment still applies to dividends to be distributed at any time out of retained earnings accumulated until the end of the last fiscal year starting before January 1, 2018.

However, pursuant to Law No. 27,430, dividends to be distributed out of earnings accrued in fiscal years starting on or after January 1, 2018, and other profits paid in cash or in kind —except for stock dividends or quota dividends—by companies and other entities incorporated in Argentina referred to in the Income Tax Law, to Argentine resident individuals, resident undivided estates and foreign beneficiaries will be subject to income tax at a 7% rate on profits accrued during fiscal years starting January 1, 2018 to December 31, 2019, and at a 13% rate on profits accrued in fiscal years starting January 1, 2020 and onwards. If dividends are distributed to Argentine corporate taxpayers (in general, entities organized or incorporated under Argentine law, certain traders and intermediaries, local branches of foreign entities, sole proprietorships and individuals carrying on certain commercial activities in Argentina), no dividend tax would apply.

In addition, capital gains originated from the disposal of shares and other securities, including securities representing shares and deposit certificates, are subject to capital gains tax. Law No. 27,430 effective as of January 1, 2018, provides that capital gains obtained by Argentine resident individuals from the disposal of shares and ADSs are exempt from capital gains tax in the following cases: (i) when the shares are placed through a public offering authorized by the CNV, (ii) when the shares are traded in stock markets authorized by the CNV, under segments that ensure priority of price-time and interference of offers, or (iii) when the sale, exchange or other disposition of shares is made through an initial public offering and/or exchange of shares authorized by the CNV.

Such law also provides that the capital gains tax applicable to non-residents for transactions entered into until December 30, 2017 is still due, although no taxes will be claimed to non-residents with respect to past sales of Argentine shares or other securities traded in the CNV’s authorized markets (such as ADSs) as long as the cause of the non-payment was the absence of regulations stating the mechanism of tax collection at the time the transaction was closed. General Resolution (AFIP) No. 4,227, which came into effect on April 26, 2018, stipulates the procedures through which the income tax should be paid to the AFIP. The payment of capital gains tax applicable for transactions entered into before December 30, 2017 was due on June 11, 2018.

In addition, Law No. 27,430 and Decree 279/2018 maintain the 15% capital gains tax (calculated on the actual net gain or a presumed net gain equal to 90% of the sale price) on the disposal of shares or securities by non-residents. However, non-residents are exempt from the capital gains tax on gains obtained from the sale of (a) Argentine shares in the following cases: (i) when the shares are placed through a public offering authorized by the CNV, (ii) when the shares were traded in stock markets authorized by the CNV, under segments that ensure priority of price-time and interference of offers, or (iii) when the sale, exchange or other disposition of shares is made through an initial public offering and/or exchange of shares authorized by the CNV; and (b) depositary shares or depositary receipts issued abroad, when the underlying securities are shares (i) issued by Argentine companies, and (ii) with authorization of public offering. The exemptions will only apply to the extent the foreign beneficiaries reside in, or the funds used for the investment proceed from, jurisdictions considered as cooperating for purposes of fiscal transparency.

In case the exemption is not applicable and, to the extent foreign beneficiaries do not reside in, or the funds do not arise from, jurisdictions not considered as cooperative for purposes of fiscal transparency, the gain realized from the disposition of shares would be subject to Argentine income tax at a 15% rate on the net capital gain or at a 13.5% effective rate on the gross price. In case such foreign beneficiaries reside in, or the funds arise from, jurisdictions not considered as cooperative for purposes of fiscal transparency, a 35% tax rate on the net capital gain or at a 31.5% effective rate on the gross price should apply.

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

History

We were organized in 1889 under the name Sociedad Anónima Mercado de Abasto Proveedor (SAMAP), and, until 1984, we owned and operated the main fresh products market in the City of Buenos Aires. Our main asset during that period was the historic Mercado de Abasto building which served as the location of the market from 1889 to 1984. In July 1994, IRSA acquired a controlling interest in us and, subsequently, we concentrated on real estate operations. In April 1997, we merged with fourteen wholly owned subsidiaries, including Alto Palermo S.A., and subsequently changed our name to Alto Palermo S.A. Since then, we have continued to grow through a series of acquisitions and the development of our businesses.

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

At a special shareholders’ meeting held on February 5, 2015, our shareholders resolved to change our legal name to IRSA Propiedades Comerciales S.A. As of June 30, 2018, our main shareholder is IRSA which owns 86.3% of our share capital outstanding. Our shares are listed on the ByMA and NASDAQ, under the symbol “IRCP”.

As of June 30, 2018, we own 16 shopping malls in Argentina, 15 of which are operated by us, totaling 344,025 square meters and 83,213 square meters of gross leasable in 7 premium office buildings of rental office property.

Significant acquisitions, dispositions and development of businesses

The following is a description of the most significant events in terms of acquisitions, dispositions, real estate barter transactions and other transactions which occurred during the years ended June 30, 2018, 2017 and 2016:

Fiscal year ended June 30, 2018

Acquisitions

Acquisition of La Arena

On February 20, 2018, we, through our subsidiary Ogden Argentina S.A. ("OASA"), which we indirectly controll through Entertainment Holdings S.A., acquired a 60% equity interest in La Arena S.A., which developed and operates the stadium known as "DIRECTV ARENA", located in Tortuguitas, in the Province of Buenos Aires. The price set for the transaction amounted to US$4.2 million, of which US$1.9 million were outstanding as of the date of this annual report.

Acquisition of plot of land La Plata

On March 22, 2018, we acquired, directly and indirectly, 100% of a plot of land of 78,614 square meters located in the city of La Plata, Province of Buenos Aires. The price of the transaction was US$7.5 million, which has been fully paid.

The operation was made through the purchase of 100% of the shares of common stock of Centro de Entretenimientos La Plata S.A. ("CELAP"), which owns 61.85% of the property, and the direct purchase of the remaining 38.15% of common stock from non-related third parties.

Acquisition of plot of land in Mendoza

On March 14, 2018, we acquired a 3,641 square meters plot of land adjacent to Mendoza Shopping, for a total amount of US$1.2 million. As of the date of this annual report, US$0.8 million were outstanding.

Dispositions

Sale of units in Intercontinental Building

We sold 851.8 square meters over to one floor of office and eight parking lots in the Intercontinental Plaza building. The total amount of the transaction was US$3 million, which was fully paid by the purchaser as of June 30, 2018.

Fiscal year ended June 30, 2017

Acquisitions

Acquisition of control of EHSA

In July 2016, we acquired 20% of the shares of EHSA, in which we already owned 50%. In addition, we acquired a 1.25% interest in Entretenimiento Universal S.A. (“ENUSA”). The amount paid for the acquisition was Ps.53 million. As a result, we hold 70% of the voting stock of EHSA. EHSA owns 100% of the shares of OASA and 95% of the shares of ENUSA.

OASA owns 50% of the voting stock of La Rural S.A. (“LRSA”), which holds the right to commercially operate “Predio Ferial de Palermo” in Buenos Aires, and Sociedad Rural Argentina (“SRA”) holds the remaining 50%.

Purchase of Philips Building

On June 5, 2017, we acquired the Philips Building located in Saavedra, Buenos Aires, next to DOT Baires Shopping for US$29 million. The building has a GLA of 7,755 square meters and is intended for office development and lease. Furthermore, we signed a loan for use with the seller for a term of seven months and 15 days, which expired on January 19, 2018.

Catalinas Tower

On November 16, 2016, our parent company, IRSA entered into an agreement with DYCASA S.A. for the construction and development of Catalinas Tower within an initial term of 28 months. Completion is expected in March 2019. On April 6, 2016, we purchased from IRSA a portion of the units to be developed at this property.

Dispositions

Sale of units in Intercontinental Building

We sold 2,432 square meters over to three floors of office space and 24 parking lots in the Intercontinental Plaza building, where we continue to own 3,876 square meters profitable of the building. The total amount of the transaction was US$9 million, which was fully paid as of June 30, 2017.

Fiscal year ended as of June 30, 2016

Acquisitions

Office building to be constructed by IRSA

We acquired from IRSA 16,012 square meters over 14 floors and 142 parking spaces in a building that IRSA will built in the Catalina area in the City of Buenos Aires that we intend to use for long-term leasing. The building will have total GLA of 35,468 square meters over 30 office floors and 316 parking spaces in four undergrounds lots. Completition of the building is expected for fiscal year 2020.

The price of the transaction was established based on two components: a “determined” part corresponding to the incidence of land on the square meters acquired by us in an amount of Ps.455.7 million (approximately US$1,600/square meter + VAT) that was paid on the execution date of the purchase agreement and a second payment, equal to the real cost per square meter of the construction incurred by IRSA to be paid upon the completion of certain milestones. See “Item 7D. Related Party Transactions”

Plot of land adjoining Shopping Alto Avellaneda

On December 30, 2015, we signed a purchase agreement to acquire a plot of land of approximately 3,822 square meters in Avellaneda, Province of Buenos Aires, for US$0.2 million that will be used for the expansion of Alto Avellaneda Shopping.

Dispositions

Units of Intercontinental Plaza building

On February 2, 2016, we conveyed title to 851 square meters corresponding to an office and 8 parking lots in the Intercontinental Plaza building to an unrelated party. We still hold 6,308 square meters of the building. The total amount of the transaction was Ps.41.5 million. The gross profit of the transaction amounts to Ps.20.1 million.

On September 10, 2015, we conveyed title to 5,963 square meters corresponding to 7 office floors, 56 parking lots and 3 storage units in the Intercontinental Plaza building to a unrelated party, with 7,159 square meters of the building being held by us. The total amount of the transaction was Ps.324.5 million, which has already been fully paid by the purchaser. The gross profit of the transaction amounted to Ps.155.8 million. The total sale price was US$37.5 million.

Capital Expenditures

Fiscal Year 2018

During the fiscal year ended June 30, 2018, we incurred capital expenditures of Ps.1,338.2 million, of which: (i) Ps.1,231.9 million was used in the acquisition of investment properties, mainly, in the offices segment; (ii) Ps.15.8 million was related to the acquisition of property, plant and equipment; and (iii) Ps.90.5 million was related to advanced payments.

Fiscal Year 2017

During the fiscal year ended June 30, 2017, we incurred capital expenditures of Ps.897.4 million, of which: (i) Ps.703.9 million was used in the acquisition of investment properties, principally the acquisition of Philips Building (Ps.469 million) and improvements of our offices and others segment; (ii) Ps.23.9 million was incurred for the acquisition of property, plant and equipment; and (iii) Ps.169.6 million was related to advanced payments.

Fiscal Year 2016

During the fiscal year ended June 30, 2016, we incurred capital expenditures of Ps.188.0 million, of which: (i) Ps.167.7 million was used to acquire investment properties, mainly, improvements to our shopping malls; (ii) Ps.13.7 million was incurred to acquire property, plant and equipment; and (iii) Ps.6.6 million were used in advance payments for the acquisition of general investments.

Recent Developments

Acquisition of Maltería Hudson

In July 2018, we announced the acquisition, of a property of 147,895 square meters of surface which includes a building of approximately 40,000 sqm known as “Maltería Hudson”, located in the intersection of Route 2 and Buenos Aires - La Plata highway, in the City of Hudson, Province of Buenos Aires. The price of the operation was set at the amount of US$ 7.0 million.

Moreover, we entered into an agreement to buy the two adjoining properties to “La Maltería” of approximately 49,000 sqm and 57,000 sqm respectively, for a total amount of US$720,825.

In addition, we granted an option ta a non-related third party to buy from us between 15% to 30% of the outstanding shares of “La Maltería S.A.” at the acquisition price plus a certain interest for a six month period.

The purpose of this acquisition is the future development of a mixed-use project.

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

We operate our business through four principal business segments, namely “Shopping Malls,” “Offices,” “Sales and Developments” and “Others”:

●
“Shopping Malls” includes the operation and development of shopping malls, through which we generate rental income and fees charged for services related to the lease of retail stores and other spaces. Our Shopping Malls segment includes highly diversified, multi-format assets with a particular focus on retailers that cater to middle- to high-income consumers.

●
“Offices” includes the lease of offices and other rental properties and services related to these properties.

●
“Sales and Developments” includes the sales of undeveloped parcels of land and properties, and activities related to the development and maintenance of such properties.

●
“Others” includes the financing activities developed through our associated company Tarshop S.A., our residual consumer financing transactions and the operations developed by our subsidiary EHSA.

Shopping malls

We own 16 shopping malls of which we manage 15, with an aggregate 344,025 square meters of GLA as of June 30, 2018. Of the 16 shopping malls we own, seven are located in the City of Buenos Aires, two in the Greater Buenos Aires area, and the others in the provinces of Salta, Santa Fé, Mendoza, Córdoba and Neuquén. In addition, we operate La Ribera Shopping in the City of Santa Fé which we own through a joint venture, and own the historic real estate that houses the Patio Olmos shopping mall in the Province of Córdoba, which mall is operated by a third party.

The following table shows selected information about our shopping malls as of June 30, 2018:

Shopping malls	Date ofacquisition/development	Location	GLA(sqm)(1)	Numberof stores	Occupancyrate(2)	Ourownershipinterest	Rental revenue
					(%)	(%)	(in thousands of Ps.)
Alto Palermo	Dec-97	City of Buenos Aires	18,648	136	99.5	100.0	612,231
Abasto Shopping(3)	Nov-99	City of Buenos Aires	36,796	170	99.1	100.0	619,216
Alto Avellaneda	Dec-97	Buenos Aires Province	38,422	132	98.9	100.0	425,835
Alcorta Shopping	Jun-97	City of Buenos Aires	15,746	114	99.8	100.0	295,145
Patio Bullrich	Oct-98	City of Buenos Aires	11,397	86	97.1	100.0	169,028
Buenos Aires Design(4)	Nov-97	City of Buenos Aires	13,735	62	96.1	53.68	63,257
Dot Baires Shopping	May-09	City of Buenos Aires	49,407	157	99.5	80.0	403,324
Soleil Premium Outlet	Jul-10	Buenos Aires Province	15,214	79	97.7	100.0	154,281
Distrito Arcos	Dec-14	City of Buenos Aires	14,169	68	99.7	90,0	158,452
Alto Noa Shopping	Mar-95	Salta	19,063	88	96.8	100.0	110,981
Alto Rosario Shopping(5)	Nov-04	Santa Fé	33,358	141	99.5	100.0	294,709
Mendoza Plaza Shopping	Dec-94	Mendoza	42,867	141	98.3	100.0	177,865
Córdoba Shopping	Dec-06	Córdoba	15,276	105	100.0	100.0	108,422
La Ribera Shopping(6)	Aug-11	Santa Fé	10,530	68	94.9	50.0	36,197
Alto Comahue	Mar-15	Neuquén	9,397	99	94.4	99.9	75,939
Patio Olmos(7)	Sep-07	Córdoba	—	—	—	—	—
Total			344,025	1,646	98.5		3,704,882

(1) Gross leasable area of each property. Excludes common areas and parking spaces.
(2) Calculated by dividing occupied square meters by leasable area.
(3) Excludes Museo de los Niños (3,732 square meters).
(4) Concession agreement is set to expire on November 2018. We plan to return the property to the City of Buenos Aires.
(5) Excludes Museo de los Niños (1,261 square meters).
(6) Owned through our joint venture Nuevo Puerto Santa Fe S.A.
(7) We own the historic building in the province of Cordoba where Patio Olmos shopping is located, which mall is operated by a third party.

The following table shows information about our expansions on current assets as of June 30, 2018:

Expansions	Ownership interest (%)	Surface(sqm)	Locations
Alto Rosario	100	2,000	Santa Fé
Mendoza Plaza - Sodimac Store + Falabella	100	12,800	Mendoza
Alto Comahue - Movie Theatres	99	2,200	Neuquén
Subtotal Current Expansions		17,000
Alto Palermo Adjoining Plot	100	4,000	City of Buenos Aires
Dot Adjoining Plot	80	16,765	City of Buenos Aires
Other future Expansions(1)		85,290
Subtotal Future Expansiones		106,055
Total Shopping Malls		123,055
Patio Bullrich - Offices / Hotel	100	10,000	City of Buenos Aires
Philips Building	100	20,000	City of Buenos Aires
Subtotal Future Expansions		30,000
Total Offices		30,000

Total Expansions		153,055

(1) Includes Paseo Alcorta Shopping, Alto Avellaneda, Soleil Premium Outlet, Alto Noa Shopping, Alto Rosario, Mendoza Plaza Shopping, Córdoba Shopping and La Ribera Shopping.

Offices and other properties

We own, develop and manage office buildings and other rental and investment properties throughout Argentina as part of our Offices and other properties segment.

Offices

As of June 30, 2018, we owned and managed seven office buildings located in the City of Buenos Aires with 83,213 square meters of total gross leasable area and a land reserve with potential for development of an additional 58,083 square meters of office space, in addition to our current projects under development (Catalinas and Polo Dot).

The following table shows selected information regarding our office buildings as of June 30, 2018:

	Date ofacquisition/development	GLA (sqm)(1)	Occupancy rate(2)	Ownership interest	Total rental income
			(%)	(%)	(in thousands of Ps.)
Offices
República Building	Dec-14	19,885	98.4	100	126,318
Bankboston Tower	Dec-14	14,873	85.6	100	86,825
Intercontinental Plaza(3)	Dec-14	2,979	100.0	100	20,435
Bouchard 710	Dec-14	15,014	100.0	100	121,129
Suipacha 652/64	Dec-14	11,465	86.2	100	33,631
Dot Building	Nov-06	11,242	100.0	80	63,913
Philips	Jun-17	7,755	69.8	100	16,313
Total Offices		83,213	92.3		468,564

(1) Corresponds to the total leasable surface area of each property. Excludes common areas and parking spaces.
(2) Calculated by dividing occupied square meters by total gross leasable area of the relevant property. Excludes common areas and parking spaces.
(3) We own 13.2% of the equity in the building which covers an area of 22,535 square meters of gross leasable area, meaning we own 2,979 square meters of gross leasable area.

Other Properties

We also own or receive income from other rental properties and from our land reserve. As of June 30, 2018, we owned other rental properties and land reserves with a total of 122,551 square meters of gross leasable area.

The following table shows selected information regarding our Other Properties as of June 30, 2018:

	Date ofacquisition/development	GLA(sqm)(1)	Occupancyrate(2)	Ownershipinterest	Total rental income
			(%)	(%)	(in thousands of Ps.)
Other Rental Properties
Nobleza Piccardo(3)	May-11	109,610	78.0	50	6,269
Subtotal Rental Properties		109,610	78.0		6,269
Land Reserves
Ferro	Nov-97	5,000	0.0	100	-
Dot Plot of Land Annex	Nov-06	3,881	100.0	80	8,226
Anchorena 665 (4)	Jan-09	3,374	15.0	100	(329)
Chanta IV	Jul-01	636	100.0	100	7,688
Intercontinental Plot of Land	Dec-14	50	100.0	100	188
Subtotal Land Reserves		12,941	39.2		15,773
Total Other Properties		122,551	88.2		22,042

(1) Corresponds to the total leasable surface area of each property. Excludes common areas and parking spaces.
(2) Calculated by dividing occupied square meters by total gross leasable area of the relevant property.
(3) Owned by Quality Invest S.A. in which we have a 50% equity stake.
(4) The negative income is related to an income of Ps.343 thousands less the adjustment for overaging of scheduled rent escalation contracts for Ps. 672 thousands.

Other assets

We also have strategic investments in other businesses, which we believe complement our overall strategy and rental leasing operations. The following table shows a description of and our ownership interest in other assets as of June 30, 2018:

	Description	Ownership interestas of June 30, 2018 (%)
PH Office Park(1)	First stage of “Polo Dot,” for development of office tower over an existing building	80.0
La Rural(2)	Commercial operation at “Predio Ferial de Palermo” (Palermo exhibition mall) and Concession for the Exhibition and Convention Center of the City of Buenos Aires	50.0
DirecTv(3)	Commercial operation of the Directv Arena stadium located in Tortuguitas, Pilar, Province of Buenos Aires.	60.0
CONIL	Two functional units for which we will receive 1,389 m2 of retail store space in January and September 2018, through a barter agreement	100.0
TGLT(4)	Real estate company in which we own an equity interest	4.2
Avenida	E-commerce company	17.3
Tarshop S.A.(5)	Consumer finance company	20.0
Beruti(6)	36 residential apartments, 32 residential and 171 commercial parking spaces received through a barter agreement with TGLT, in exchange for a plot of land	100.0

(1) Owned by Panamerican Mall S.A.
(2) Joint venture 50% owned by us.
(3) Owned by OASA.
(4) This investment is recorded as a financial asset under our Financial Operations and Others business segment. On August 1, 2017, we exercised our preemptive subscription and accretion rights and purchased 22,225,000 Subordinated Notes Convertible into Newly Issued Shares of TGLT, if all the holders exercised their conversion rights, their interest in TGLT would increase to 12.8% of its stock capital.
(5) Tarshop S.A. is one of our associates.
(6) Owned by IRSA CP.

As of June 30, 2018, our total assets were Ps.67,744 million (US$ 2,348 million), and our shareholders’ equity was Ps.37,963 million (US$ 1,316 million). Our operating income for the fiscal years ended June 30, 2018, 2017 and 2016 was Ps.19,785 million, Ps.5,621 million and Ps.19,038 million, respectively. For the fiscal ended June 30, 2018, revenues from our Shopping Malls segment and our Offices segment were Ps.3,665 million and Ps.492 million, respectively, representing 85.8% and 11.5%, respectively, of our total segment revenues for the fiscal year.

The following table sets forth certain operating and financial data by business segment for the fiscal years indicated:

	For the fiscal years endedJune 30,
	2018''	2017''	2016''
	(in millions of Ps.)''
Shopping Malls
Revenues	3,664.7	3,046.6	2,409.1
Operating income	14,060.1	4,258.0	17,905.0
Segment Adjusted EBITDA	2,748.2	2,207.3	1,793.3
Segment Net Operating Income	3,124.9	2,526.5	2,033.5
Offices
Revenues	492.1	401.8	284.1
Operating income	5,399.7	1,366.4	1,101.8
Segment Adjusted EBITDA	367.0	308.2	238.8
Segment Net Operating Income	406.1	346.4	263.5
Sales and Developments
Revenues	105.5	99.1	2.7
Operating income	1,071.4	221.5	389.7
Segment Adjusted EBITDA	93.1	94.1	137.6
Segment Net Operating Income	98.1	128.7	165.7
Others
Revenues	9.3	0.9	1.0
Operating income	28.8	12.5	(0.9)
Segment Adjusted EBITDA	(16.8)	12.5	(0.9)
Segment Net Operating Income	(12.4)	(2.1)	(0.9)

The following chart illustrates a breakdown of our consolidated revenues by operating segment for the fiscal year ended June 30, 2018:

Revenues for the period ended June 30, 2018
(in millions of Ps.)

The following table sets forth the book value of our principal business segments as of June 30, 2018:

Fair value of investment properties	As of June 30, 2018
(in millions of Ps.)
Shopping malls	40,467
Offices	12,778
Land reserves and properties under development and Others	2,434
Total	55,679

Gross leasable area

The following graphic illustrates our total gross leasable area growth over the years for both shopping malls and offices (in thousands of sqm).

Strengths

We believe that our principal strengths include the following:

●
Leader in commercial real estate in Argentina. Currently, we are the largest owner and operator of shopping malls based on data published by the Argentine Chamber of Shopping Malls and one of the largest owners of office buildings in Argentina measured by gross leasable area and number of rental properties. We own 16 shopping malls, of which we operate 15, with 344,025 square meters of total gross leasable area, and seven office buildings with 83,213 square meters of total gross leasable area, each as of June 30, 2018.

●
Leading market share of shopping malls in the City of Buenos Aires. We have a leading market share of shopping malls in the City of Buenos Aires. As of June 30, 2018, we had a 67% share of the market for shopping malls in the City of Buenos Aires based on INDEC’s statistics.

●
Strong relationships with tenants. We maintain long-standing relationships with over 1,000 corporate tenants and retail brands, some of which operate at a number of our shopping malls.

●
Prime portfolio of shopping malls and office buildings. Our shopping malls are strategically located in prime locations and neighborhoods in the City of Buenos Aires and other key Argentine cities, enabling us to target well-known retailers who attract middle- and high-income consumers. Our office building portfolio is concentrated in the financial district of the City of Buenos Aires (Catalinas area) where average rents per square meter are the highest in the country, according to data published by Colliers International.

●
Strong cash flow generation. Historically, even in periods of economic instability, our business has generated considerable and sustained cash from operations.

●
Positioned for further growth. We believe we are well positioned to benefit from further development in Argentina’s business environment. We are currently developing an expansion project of our Alto Palermo shopping mall, as well as in two of our office buildings, Catalinas and “Polo Dot,” which we expect will become operational during fiscal year 2019 and 2020. We also have land reserve with potential for development of an additional 58,083 square meters of office space, in addition to our current projects under development (Catalinas and Polo Dot).

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

Business strategy

We are a company engaged in acquisition, development and management of commercial properties, including shopping malls and offices and other rental properties in Argentina, we seek (i) to generate stable cash flows derived from operation of our rental properties and (ii) to increase the long-term value of our real estate assets. We aim to achieve these goals and maintain our leadership in the markets where we operate through the implementation of the following strategies.

Investment strategy

We seek to satisfy unmet demand for shopping venues in urban centers in Argentina while striving to enhance the shopping experience of our tenants’ customers. In addition, we look to benefit from unsatisfied demand for premium office buildings in the City of Buenos Aires. We intend to achieve these objectives by implementing the following key investment strategies:

●
Selectively develop and acquire shopping malls. We intend to develop new shopping malls with different business formats located in proximity to densely populated urban areas with attractive growth prospects, including the metropolitan area of Buenos Aires and cities in certain provinces of Argentina and possibly abroad. An example is our acquisition in 2010 of the first shopping mall ever to operate in Argentina, Soleil Factory, which we converted into the first premium outlet mall in the country. In 2014, we developed the first premium outlet in the City of Buenos Aires, an open space mall in the Palermo neighborhood called Distrito Arcos. Our company was a pioneer in the premium outlet mall segment, which had not been exploited in the country, while also diversifying its portfolio that targets different and evolving consumer styles and profiles. Both malls have been a great success in terms of sales and visitors. Our strategically located land reserve positions us to develop new shopping malls in areas we believe enable our malls to target consumers with attractive demographics. Furthermore, we seek to selectively acquire shopping malls that we believe can benefit from our know-how, tenant relationships, centralized management and leasing strategies, thereby enabling us to enter new markets and generate synergies within our existing portfolio.

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

●
Develop ancillary projects that complement our business. We seek to develop real estate and other commercial projects that complement our shopping mall operations, both commercial and residential, taking advantage of the positive impact that our commercial developments generate on the value of the properties and benefit from the flow of customers in the areas where we operate, like our development of offices at Polo Dot, located in the commercial complex adjacent to our Dot Baires shopping mall, with the goal of increasing the flow of customers in our shopping malls, the land swaps carried out in Córdoba, Rosario and Abasto or the recent acquisitions of mixed-use properties in places of great potential such as La Plata , Province of Buenos Aires.

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

Our Shopping Malls

Overview

As of June 30, 2018, we own a majority interest in a portfolio of 16 shopping malls in Argentina, 15 of which are operated by us. Of our 16 shopping malls, seven are located in the City of Buenos Aires, two in the greater Buenos Aires area, and the rest located in different provinces of Argentina (Alto Noa in the City of Salta, Alto Rosario in the City of Rosario, Mendoza Plaza in the City of Mendoza, Córdoba Shopping Villa Cabrera and Patio Olmos, operated by a third party, in the City of Córdoba, La Ribera Shopping in Santa Fé, through a joint venture, and Alto Comahue in the City of Neuquén). On November 2018, we plan to return Buenos Aires Design to the City of Buenos Aires since the concession agreement under which we operate will expire.

The shopping malls we operate comprise, as of June 30, 2018, a total of 344,025 square meters (3,703,054 square feet) of gross leasable area. Total tenant sales in our shopping malls, as reported by retailers, were Ps.43,130 million for the fiscal year ended June 30, 2018 and Ps.34,426 million for fiscal year ended June 30, 2017, representing an increase of 25.3%. Tenant sales at our shopping malls are relevant to our revenues and profitability because they are one of the factors that determine the amount of rent that we charge our tenants. They also affect the tenants’ overall occupancy costs as a percentage of the tenant’s sales.

For the fiscal year ended June 30, 2018, our shopping malls welcomed 110 million visitors and compared to 106 million for the fiscal year ended June 30, 2017.

The following graphic illustrates the total number of visitors at our shopping malls for the period from June 30, 2011-2018.

Total Number of Visitors Per Fiscal Year at our Shopping Malls
(in millions)

The following table sets forth total rental income for each of our shopping malls for the fiscal years indicated:

	For the fiscal years ended June 30, (1)
	2018	2017	2016
	(in thousands of Ps.)
Alto Palermo	612,231	507,048	413,815
Abasto Shopping	619,216	542,219	403,231
Alto Avellaneda	425,835	343,930	279,949
Alcorta Shopping	295,145	238,355	193,959
Patio Bullrich	169,028	145,803	123,395
Buenos Aires Design (2)	63,257	55,837	47,160
Dot Baires Shopping	403,324	332,968	271,411
Soleil Premium Outlet	154,281	115,468	84,615
Distrito Arcos	158,452	120,351	81,252
Alto Noa Shopping	110,981	88,515	75,724
Alto Rosario Shopping	294,709	247,190	189,335
Mendoza Plaza Shopping	177,865	148,239	124,118
Córdoba Shopping Villa Cabrera	108,422	87,752	70,302
La Ribera Shopping(3)	36,197	28,293	21,884
Alto Comahue	75,939	58,161	49,611
Total	3,704,882	3,060,134	2,429,763

(1) Includes Base Rent, Percentage Rent, Admission Rights, Fees, Parking, Commissions, Revenues from non-traditional advertising and Others. Does not include Patio Olmos.
(2) Concession agreement is set to expire on November 2018. We plan to return the property to the City of Buenos Aires.
(3) Through our joint venture Nuevo Puerto Santa Fé S.A.

The following table sets forth our revenues from cumulative leases by revenue category for the fiscal years presented:

	For the fiscal year ended June 30,
	2018	2017	% Change
	(in thousands of Ps.)
Base Rent	2,053,569	1,685,900	21.8
Contingent Rent	733,969	637,323	15.2
Total Rent	2,787,538	2,323,223	20.0
Admission rights	344,245	262,489	31.1
Property Management Fees	58,781	47,697	23.2
Parking fees	236,323	192,750	22.6
Commissions	170,902	122,389	39.6
Non-traditional advertising	99,273	63,001	57.6
Others	7,820	48,588	(83.9)
Revenues before Expenses and Collective Promotion Fund	3,704,882	3,060,134	21.1
Expenses and Collective Promotion Fund	1,607,590	1,375,915	16.8
Total(1)	5,312,472	4,436,049	19.8

 (1) Does not include Patio Olmos.

Tenant retail sales

Total sales by our shopping mall tenants, as reported by retailers, increased 25.3%, to Ps.43,130 million for the fiscal year ended June 30, 2018 from Ps.34,426 million for fiscal year ended June 30, 2017. Tenant sales at our shopping malls are relevant to our revenues and profitability because they are one of the factors that determine the amount of rent that we charge our tenants. They also affect the tenants’ overall occupancy costs as a percentage of the tenant’s sales.

The following table sets forth the total retail sales of our shopping mall tenants for the fiscal years indicated:

	For the fiscal years ended June 30,
	2018	2017	2016
	(in millions of Ps.)
Alto Palermo	5,034	4,169	3,499
Abasto Shopping	5,674	4,604	4,043
Alto Avellaneda	5,459	4,344	3,776
Alcorta Shopping	2,754	2,207	1,899
Patio Bullrich	1,526	1,236	1,061
Buenos Aires Design (1)	701	537	414
Dot Baires Shopping	4,701	3,748	3,254
Soleil Premium Outlet	2,224	1,726	1,282
Distrito Arcos	1,831	1,455	962
Alto Noa Shopping	1,983	1,587	1,325
Alto Rosario Shopping	4,085	3,175	2,627
Mendoza Plaza Shopping	3,441	2,734	2,369
Córdoba Shopping Villa Cabrera	1,405	1,178	991
La Ribera Shopping(2)	1,030	771	634
Alto Comahue	1,282	954	717
Total	43,130	34,426	28,854

(1) Concession agreement is set to expire on November 2018. We plan to return the property to the City of Buenos Aires.
(2) Owned by Nuevo Puerto Santa Fé S.A., in which we are a joint venture partner.

The following chart depicts aggregate gross sales for the fiscal years represented of our shopping mall tenants.

Aggregate Gross Sales per Fiscal Year
(in millions of Ps.)

Total sales by type of business

The following table sets forth the retail sales of our shopping mall tenants by type of business for the fiscal years indicated:

	For the fiscal years ended June 30
	2018	2017	2016
	(in millions of Ps.)
Anchor Store	2,477	1,875	1,590
Clothing and footwear	22,499	18,463	15,156
Entertainment	1,332	1,178	1,021
Home	1,210	957	784
Restaurant	4,746	3,671	2,723
Miscellaneous	5,089	3,963	3,368
Services	456	255	351
Electronic appliances	5,321	4,064	3,861
Total	43,130	34,426	28,854

Occupancy rate

The following table sets forth the occupancy rate expressed as a percentage of gross leasable area of each of our shopping malls for the fiscal years indicated:

	As of June 30
	2018	2017	2016
	(%)

Alto Palermo	99.5	99.3	99.5
Abasto Shopping	99.1	96.8	99.8
Alto Avellaneda	98.9	99.3	100.0
Alcorta Shopping	99.8	98.1	89.1
Patio Bullrich	97.1	97.6	99.1
Buenos Aires Design	96.1	97.2	95.7
Dot Baires Shopping	99.5	99.9	100.0
Soleil Premium Outlet	97.7	100.0	100.0
Distrito Arcos	99.7	100.0	97.0
Alto Noa Shopping	96.8	99.4	100.0
Alto Rosario Shopping	99.5	99.6	100.0
Mendoza Plaza Shopping	98.3	97.1	95.2
Córdoba Shopping Villa Cabrera	100.0	98.1	99.2
La Ribera Shopping	94.9	97.6	99.3
Alto Comahue	94.4	96.4	96.6
Total	98.5	98.5	98.4

The following chart depicts the average occupancy rate for all our shopping malls for each fiscal year presented:

Shopping Malls—Occupancy rates (%) per fiscal year

Rental price

The following table shows the annual average rental price per square meter for the fiscal years indicated(1):

	For the fiscal years endedJune 30,
	2018	2017	2016
	(in Ps.)
Abasto Shopping	16,828	14,736	9,964
Alto Palermo	32,831	26,765	21,819
Alto Avellaneda	11,083	9,537	7,801
Alcorta Shopping	18,744	15,267	12,217
Patio Bullrich	14,831	12,399	10,473
Buenos Aires Design	4,776	4,077	3,403
Dot Baires Shopping	8,385	6,727	5,468
Soleil Premium Outlet	10,141	7,583	6,048
Distrito Arcos	14,585	8,192	7,274
Alto Noa Shopping	5,822	4,644	3,977
Alto Rosario Shopping	8.835	7,772	6,299
Mendoza Plaza Shopping	4,149	3,458	2,952
Córdoba Shopping Villa Cabrera	7,098	5,682	4,512
La Ribera Shopping	3,444	2,814	2,222
Alto Comahue	11,694	5,956	5,017

(1) Corresponds to consolidated annual accumulated rental prices divided by gross leasable square meters. Does not include income from Patio Olmos.

Lease expirations

The following table sets forth the schedule of estimated lease expirations for our shopping malls for leases in effect as of June 30, 2018, assuming that none of our tenants exercise their option to renew or terminate their leases prior to expiration:

	As of June 30, 2018
Expiration(1)(2)	Number ofagreements/stores	Square metersdue to expire	Due toexpire(%)	Amount of leasepayments(in millions of Ps.)(3)	Agreements(%)
Vacant Stores	48	5,255	1.5%
As of June 30, 2018	498	102,841	29.9%	557.6	28.9%
As of June 30, 2019	404	81,323	23.6%	553.6	28.7%
As of June 30, 2020	454	109,046	31.7%	527.5	27.4%
As of June 30, 2021 and subsequent years	242	45,560	13.2%	289.1	15.0%
Total(2)	1,646	344,025	100.0%	1,927.8	100.0%

(1) Includes vacant stores as of June 30, 2018. A lease may be associated with one or more stores.
(2) Does not reflect our ownership interest in each property.
(3) Reflects the annual Base Rent of agreements due to expire as of June 30, 2018.

Five largest tenants of the portfolio

The five largest tenants of the portfolio (in terms of sales) conforms approximately 16% of their gross leasable area as of June 30, 2018 and represent approximately 9.2% of the annual basic rent for the fiscal year ending in that date.

New leases and renewals

The following table shows certain information about our lease agreements as of June 30, 2018:

	Number ofagreements	Annualbase rentamount (in millions of Ps.)	Annualadmission rights amount (in millions of Ps.)	Average annual baserent per sqm (Ps.)		Number of non-renewedagreements (1)	Non-renewed agreements (1) annual base rent amount (in millions of Ps.)
Type of business				New andrenewed	Formeragreements
Clothing and footwear	307	31.3	92.2	9,783.7	7,448.4	645	1,031.1
Restaurant	55	5.2	12.7	11,754.9	8,270.7	155	177.6
Miscellaneous(2)	54	5.2	17.2	8,513.9	5,881.7	173	199.3
Home	26	4.2	6.7	2,690.5	1,748.4	116	162.2
Services	14	0.6	1.4	8,496.6	5,378.0	47	46.5
Entertainment	6	1.3	1.3	1,281.9	716.3	22	51.5
Anchor Store	2	0.8	0	1,259.0	119.1	4	32.2
Total	464	48.6	131.5	6,463.8	4,654.4	1,162	1,700.5

(1) Includes vacant stores as of June 30, 2018. Gross leasable area with respect to such vacant stores is included under the type of business of the last tenant to occupy such stores.
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

Rent amount specified in our leases generally is the higher of (i) a monthly Base Rent and (ii) a specified percentage of the tenant’s monthly gross sales in the store, which generally ranges between 2% and 10% of tenant’s gross sales. In addition, pursuant to the rent escalation clause in most of our leases, a tenant’s Base Rent generally increases 10% on a semi-annually and cumulative basis from the seventh (7th) month of effectiveness of the lease. Although many of our lease agreements contain price adjustment provisions, these are not based on an official index nor do they reflect the inflation index. In the event of litigation, there can be no assurance that we may be able to enforce such clauses contained in our lease agreements.

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

Alto Palermo, City of Buenos Aires

Alto Palermo is a 136-store shopping mall that opened in 1990 in a well-established middle class and densely populated neighborhood named Palermo in the City of Buenos Aires. Alto Palermo is located at the intersection of Santa Fé and Coronel Díaz avenues, a few minutes from downtown Buenos Aires with nearby access from the Bulnes subway station. Alto Palermo has a total developed area of 65,029 square meters (including parking) that consists of 18,648 square meters of gross leasable area. Alto Palermo features a food court with 16 restaurant options. Alto Palermo is over four stories high and has a 642-car pay parking lot of approximately 30,000 square meters. Alto Palermo’s customers are middle-income individuals between the ages of 28 and 40.

During the fiscal year ended June 30, 2018, Alto Palermo generated tenant retail sales of approximately Ps.5,034 million, 20.7% higher than in fiscal 2017. Sales per square meter reached Ps.269,953 in fiscal 2018. Total rental income increased from Ps.507.0 million in fiscal 2017 to Ps.612.2 million in fiscal 2018, which represents annual revenues per gross leasable square meter of Ps.26,765 in fiscal year 2017 and Ps.32,831 in fiscal year 2018.

As of June 30, 2018, Alto Palermo’s occupancy rate was 99.5%.

During the next fiscal year, we expect to launch the works of expansion of Alto Palermo shopping mall, the shopping mall with the highest sales per square meter in our portfolio, the Alto Palermo expansion project will add approximately 4,000 square meters of gross leasable area to the mall which has the highest sales per square meter in our shopping mall portfolio. The expansion requires moving the food court to a third level of the new building and turning it into an innovative format of gourmet space by using the space of an adjacent building we acquired in 2015. The demolition stage of the project was completed during the second quarter of fiscal 2017.

Alto Palermo’s tenant mix

The following table sets forth the tenant mix by type of business at Alto Palermo as of June 30, 2018:

Type of business (1)	Tenants Sales (In thousands of Ps.)	Tenants Sales (%)	GLA (sqm)	GLA (% of total)
Clothes and footwear	3,382,226	67.2	11,284	60.5
Restaurant	515,504	10.2	2,847	15.3
Services	122,365	2.4	1,584	8.5
Miscellaneous	588,370	11.7	2,164	11.6
Home appliances	352,558	7.0	524	2.8
Home and decoration	72,792	1.4	245	1.3
Total	5,033,815	100	18,648	100.0

(1) Includes vacant stores as of June 30, 2018. Gross leasable area with respect to such vacant stores is included under the type of business of the last tenant to occupy such stores.

Alto Palermo’s revenues

The following table sets forth selected information relating to the revenue sources at Alto Palermo for the periods indicated:

	For the fiscal years endedJune 30,
	2018	2017	2016
	(in thousands of Ps.)
Base Rent	360,189	305,696	226,570
Contingent Rent(1)	68,542	63,553	67,376
Total rent	428,730	369,249	293,946
Non traditional publicity	23,860	13,582	13,970
Admission rights(2)	75,098	59,534	48,471
Management fees	7,950	6,475	5,142
Parking fees	43,150	37,085	29,983
Commissions	32,214	20,404	21,903
Other	1,228	720	400
Total(3)	612,231	507,048	413,815

(1) Contingent Rent is revenue based on a specific percentage of gross sales of our tenants.
(2) Admission rights are the fees required from tenants for entering into a lease agreement or a lease agreement renewal.
(3) Consolidated rents. Revenues relating to expenses and collective promotion fund are not included.

Abasto Shopping, City of Buenos Aires

Opened in 1998, Abasto Shopping is a 170-store shopping mall located in downtown Buenos Aires with direct access from the Carlos Gardel subway station, six blocks from the Once railway terminal, near the highway to Ezeiza International Airport. The main structure is a landmark building which, between 1889 and 1984, was the primary fresh produce market in the City of Buenos Aires. We converted the property into a 116,646 square meter shopping mall (including parking and common areas) with approximately 36,796 square meters of gross leasable area or 40,528 square meters after including Museo de los Niños. Abasto Shopping is the fourth largest shopping mall in Argentina in terms of gross leasable area.

Abasto Shopping has a 26-restaurant food court, a 12-screen movie theatre complex with seating capacity for approximately 3,100 people, covering a surface area of 8,021 square meters, entertainment area and also houses the Museo de los Niños with a surface area of 3,732,8 square meters (the latter is not considered gross leasable area). The shopping mall is distributed over five stories and includes a parking lot for 1,180 vehicles with a surface area of approximately 41,000 square meters.

Abasto Shopping’s target consumers are middle-income individuals between the ages of 25 and 45 whom we believe represent a significant portion of the population in this area of the City of Buenos Aires.

During the fiscal year ended June 30, 2018, Abasto Shopping generated retail sales that totaled approximately Ps.5,674 million, representing for about Ps.154,198 per square meter, 23.2% higher than sales recorded in fiscal year 2017. Total rental income increased from Ps.542.2 million in the fiscal year ended June 30, 2017 to Ps.619.2 million for the fiscal year ended June 30, 2018, which represents annual income per gross leasable square meter of Ps.14,736 in fiscal year 2017 and Ps.16,828 in fiscal year 2018.

As of June 30, 2018, Abasto Shopping’s occupancy rate was 99.1%.

Abasto Shopping’s tenant mix

The following table sets forth the mix of tenants by type of business at Abasto Shopping as of June 30, 2018:

Type of business (1)	Tenants Sales (in thousands of Ps.)	Tenants Sales (%)	GLA (sqm)	GLA (% of total)
Clothes and footwear	3,089,267	54.4	15,877	43.1
Entertainment	289,295	5.1	11,559	31.4
Restaurant	758,951	13.4	3,033	8.2
Home appliances	888,587	15.7	3,012	8.2
Miscellaneous	543,491	9.6	2,346	6.4
Home and decoration	79,415	1.4	583	1.6
Services	25,017	0.4	386	1.0
Total	5,674,023	100	36,796	100

(1) Includes vacant stores as of June 30, 2018. Gross leasable area with respect to such vacant stores is included under the type of business of the last tenant to occupy such stores.

Abasto Shopping’s revenues

The following table sets forth selected information relating to the revenues of Abasto Shopping during the periods indicated:

	For the fiscal years endedJune 30
	2018	2017	2016
	(in thousands of Ps.)
Base Rent	351,002	276,326	205,899
Contingent Rent(1)	91,540	87,248	84,115
Total rent	442,543	363,574	290,014
Non traditional publicity	15,606	11,491	9,329
Admission rights(2)	64,500	49,426	38,561
Management fees	8,551	6,989	5,532
Parking fees	57,338	48,591	40,117
Commissions	29,574	22,509	19,088
Other	805	39,639	590
Total(3)	619,216	542,219	403,231

(1) Contingent Rent is the revenue based on a specific percentage of gross sales of our tenants.
(2) Admission rights are the fees required from tenants for entering into a lease agreement or a lease agreement renewal.
(3) Consolidated rents. Revenues relating to expenses and collective promotion fund are not included.

Alto Avellaneda, Greater Buenos Aires Area

Alto Avellaneda is a 132-store suburban shopping mall that opened in October 1995 and is located in the City of Avellaneda, which is on the southern border of the City of Buenos Aires. This shopping mall is located next to a railway terminal and is close to downtown Buenos Aires. Alto Avellaneda has a total developed area of 108,598.8 square meters (including parking) which consists of 38,422 square meters of gross leasable area. The shopping mall has a multiplex cinema with six screens, the first Walmart superstore in Argentina, an entertainment center, a food court with 22 restaurants and two anchor stores, Falabella, which opened on April 28, 2008 and Zara which opened on September 27, 2011. The shopping mall has a 2,400-car free parking lot consisting of 47,856 square meters. Walmart (not included in gross leaseable area) purchased the space it occupies, but it pays for its pro rata share of the common expenses of Alto Avellaneda’s parking lot. Alto Avellaneda Shopping’s target customers are of middle-income individuals between the ages of 25 and 40.

On December 30, 2015, we signed an agreement to acquire a plot of land of approximately 3,822 square meters located in Avellaneda, Province of Buenos Aires, for a potential expansion of the Alto Avellaneda shopping mall.

During fiscal 2018, Alto Avellaneda generated tenant retail sales of approximately Ps.5,459 million, which represents year-on-year growth of 25.7% compared to fiscal 2017. Sales per square meter as of June 30, 2018 were Ps.142,086. Total rental income increased from Ps.343.9 million for fiscal 2017 to Ps.425.8 million for fiscal 2018, which represents annual income per gross leasable square meter of Ps.9,537 in fiscal year 2017 and Ps.11,083 in fiscal year 2018.

As of June 30, 2018, Alto Avellaneda’s occupancy rate was 98.9%.

Alto Avellaneda’s tenant mix

The following table sets forth the mix of tenants by type of business at Alto Avellaneda as of June 30, 2018:

Type of business (1)	Tenants Sales (In thousands of Ps.)	Tenants Sales (%)	GLA (sqm)	GLA (% of total
Clothes and footwear	2,434,778	44.6	12,907	33.6
Department store	900,986	16.5	11,629	30.3
Entertainment	87,774	1.6	6,193	16.1
Miscellaneous	233,887	4.3	1,330	3.5
Home appliances	1,150,882	21.1	3,277	8.5
Restaurant	543,057	9.9	1,704	4.4
Services	22,770	0.4	896	2.3
Home and decoration	85,105	1.6	486	1.3
Total	5,459,239	100	38,422	100

(1) Includes vacant stores as of June 30, 2018. Gross leasable area with respect to such vacant stores is included under the type of business of the last tenant to occupy such stores.

Alto Avellaneda’s revenues

The following table sets forth selected information relating to revenues for Alto Avellaneda for the fiscal years indicated:

	For the fiscal years endedJune 30,
	2018	2017	2016
	(in thousands of Ps.)
Base Rent	264,333	219,715	162,068
Contingent Rent(1)	85,428	67,951	68,335
Total rent	349,761	287,666	230,404
Non traditional advertising	8,072	5,362	4,762
Admission rights(2)	38,725	30,086	24,920
Management fees	7,338	5,977	4,746
Commissions	21,339	14,365	14,755
Other	599	475	363
Total (3)	425,835	343,930	279,949

(1) Continget Rent is based on a specific percentage of gross sales of our tenants.
(2) Admission rights are the fees payable by our tenants for entering into a lease agreement or a lease agreement renewal.
(3) Consolidated rents. Does not include revenues relating to xpenses and our collective promotion fund.

Alcorta Shopping, City of Buenos Aires

Alcorta Shopping is a 114-store shopping mall which opened in 1992, and is located in the residential area of Palermo Chico, one of the most exclusive areas in the City of Buenos Aires, a short drive from downtown Buenos Aires. Alcorta Shopping has a total developed area of approximately 87,553.8 square meters (including parking) that consists of 15,746 square meters of gross leasable area. Alcorta Shopping has a two-screen movie theater, a food court with 10 restaurants and a Carrefour hypermarket on the ground floor. Carrefour purchased the space it occupies but pays its pro rata share of the common charges of the shopping mall’s parking lot. The shopping mall is spread out over three levels and has a pay parking lot for 1,137 cars. Alcorta Shopping’s targeted clientele consists of high-income individuals between the ages of 30 and 45.

In recent years Alcorta Shopping has gained importance in the fashion and vanguard style in Argentina. It is a place chosen by emerging designers to promote and sell their new brands. A no less important fact is that 69% of our Alcorta Shopping customers are frequent or habitual customers.

During fiscal 2018, Alcorta Shopping generated tenant retail sales of approximately Ps.2,754 million, which represents fiscal year sales of approximately Ps.174,891 per square meter and a year-on-year growth of 24.8%. Total rental income increased from Ps.238.4 million for fiscal 2017 to Ps.295.1 million for fiscal 2018, which represents annual income per gross leasable square meter of Ps.15,267 in fiscal year 2017 and Ps.18,744 in fiscal year 2018.

As of June 30, 2018, Alcorta Shopping’s occupancy rate was 99.8%.

Alcorta Shopping’s tenant mix

The following table sets forth the mix of tenants by type of business at Alcorta Shopping as of June 30, 2018:

Type of business (1)	Tenants Sales (In thousands of Ps.)	Tenants Sales (%)	GLA (sqm)	GLA (% of total)
Clothes and footwear	1,956,996	71.1	8,332	52.9
Entertainment	28,927	1.1	1,339	8.5
Services	79,570	2.9	2,320	14.7
Restaurant	187,562	6.8	931	5.9
Miscellaneous	273,175	9.9	1,225	7.8
Home and decoration	121,059	4.4	1,271	8.1
Home appliances	106,375	3.9	328	2.1
Total	2,753,664	100	15,746	100

(1) Includes vacant stores as of June 30, 2018. Gross leasable area with respect to such vacant stores is included under the type of business of the last tenant to occupy such stores.

Alcorta Shopping’s revenues

The following table sets forth selected information relating to the revenues of Alcorta Shopping during the following fiscal years:

	For the fiscal years endedJune 30,
	2018	2017	2016
	(in thousands of Ps.)
Base Rent	163,356	139,965	100,170
Contingent Rent(1)	43,038	34,708	44,465
Total rent	206,394	174,674	144,635
Non traditional publicity	9,809	6,511	5,341
Admission rights(2)	37,508	25,994	20,042
Management fees	2,591	2,111	1,676
Parking fees	23,278	17,713	14,709
Commissions	16,226	11,156	7,258
Other	(662)	197	297
Total(3)	295,145	238,355	193,959

(1) Contingent Rent is based on a specific percentage of gross sales of our tenants.
(2) Admission rights are the fees payable by our tenants for entering into a lease agreement or a lease agreement renewal.
(3) Consolidated rents. Revenues relating to expenses and collective promotion fund are not included.

Patio Bullrich, City of Buenos Aires

Patio Bullrich is a 86-store shopping mall which opened in 1988 and the first shopping mall to launch operations in the City of Buenos Aires. Patio Bullrich is located in the Recoleta neighborhood, one of the most prosperous areas of the City of Buenos Aires. This district is a residential, cultural and tourist center that includes distinguished private homes, historical sites, museums, theatres and embassies. The shopping mall is located within walking distance of the most prestigious hotels of the City of Buenos Aires and the subway, bus and train systems. Additionally, the shopping mall is only 10 minutes by car from downtown Buenos Aires.

Patio Bullrich has a total developed area of 29,982 square meters (including parking) that consist of 11,397 square meters of gross leasable area and common areas covering 12,472 square meters. The shopping mall has a four-screen multiplex movie theater with 1,381 seats and a food court with 9 restaurants. The shopping mall is spread out over four levels and has a pay parking lot for 206 cars in an area consisting of approximately 4,600 square meters.

Patio Bullrich is one of the most successful shopping malls in Argentina in terms of sales per square meter. Its target consumers consist of high-income individuals over 40 years of age.

During fiscal 2018, Patio Bullrich generated tenant retail sales of approximately Ps.1,526 million, which represents annual sales of approximately Ps.133,935 per square meter and an increase of 23.6% compared to fiscal 2017. Total rental income increased from Ps.145.8 million for fiscal 2017 to Ps.169.0 million for fiscal 2018, which represents monthly revenues per gross leasable square meter of Ps.12,399 in fiscal year 2017 and Ps.14,831 in fiscal year 2018.

As of June 30, 2018, Patio Bullrich’s occupancy rate was 97.1%.

Patio Bullrich’s tenant mix

The following table sets forth the tenant mix by type of business at Patio Bullrich as of June 30, 2018:

Type of business (1)	Tenants Sales (In thousands of Ps.)	Tenants Sales (%)	GLA (sqm)	GLA (% of total)
Clothes and footwear	999,410	65.5	5,717	50.2
Miscellaneous	293,783	19.2	2,348	20.6
Entertainment	17,485	1.1	1,524	13.4
Services	28,380	1.9	922	8.1
Restaurant	171,321	11.2	731	6.4
Home and decoration	15,946	1.0	155	1.4
Total	1,526,325	100	11,397	100

(1) Includes vacant stores as of June 30, 2018. Gross leasable area with respect to such vacant stores is included under the type of business of the last tenant to occupy such stores.

Patio Bullrich’s revenues

The following table sets forth selected information relating to the revenues of Patio Bullrich during the fiscal years indicated:

	For the fiscal years endedJune 30,
	2018	2017	2016
	(in thousands of Ps.)
Base Rent	90,713	80,620	67,487
Contingent Rent(1)	19,896	16,994	15,750
Total rent	110,608	97,614	83,238
Non traditional publicity	3,958	2,759	2,033
Admission rights(2)	18,345	15,490	14,489
Management fees	6,271	5,107	4,056
Parking fees	22,370	17,897	14,480
Commissions	7,311	6,617	4,897
Other	164	318	203
Total(3)	169,028	145,803	123,395

(1) Contingent Rent is based on a specific percentage of gross sales of our tenants.
(2) Admission rights are the fees payable by our tenants for entering into a lease agreement or a lease agreement renewal.
(3) Consolidated rents. Revenues relating to expenses and collective promotion fund are not included.

Buenos Aires Design, City of Buenos Aires

Buenos Aires Design opened in 1993 and currently features 62 stores specialized in decoration and home appliances. We own a 53.7% interest in ERSA, the company which has the concession to operate Buenos Aires Design. ERSA’s other shareholder is Hope Funds S.A., which has a 46.3% interest.

As a result of a public auction, in February 1991, the City of Buenos Aires granted ERSA concession to use a plot of land in the Centro Cultural Recoleta for an initial period of 20 years, which was subsequently extended to November 18, 2018. During the fourth quarter of 2018 we started the process of vacating the stores in order to comply with the delivery of the property to the City Government in a timely manner.

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

Buenos Aires Design has a total developed area of 26,131 square meters (including parking) that consists of 13,735 square meters of gross leasable area. The shopping mall has eight restaurants anchored by the Hard Rock Cafe and a terrace that covers approximately 3,700 square meters. Buenos Aires Design is spread over two floors and has a 166-car pay parking lot. Buenos Aires Design’s target customers are upper-middle income individuals between the ages of 25 and 45.

During fiscal year 2018, Buenos Aires Design generated tenant retail sales of approximately Ps.700.9 million, which represents approximately Ps.51,033 per square meter. Total rental income increased from Ps.55.8 million for fiscal 2017 to Ps.63,3 million for fiscal 2018, which represents annual income per gross leasable square meter of Ps.4,077 in fiscal 2017 and Ps.4,776 in fiscal 2018.

As of June 30, 2018, Buenos Aires Design’s occupancy rate was 96.1%.

Buenos Aires Design’s tenant mix

The following table sets forth the mix of tenants by type of business at Buenos Aires Design as of June 30, 2018:

Type of business (1)	Tenants Sales (In thousands of Ps.)	Tenants Sales (%)	GLA (sqm)	GLA (% of total)
Home and decoration	482,507	68.8	6,608	48.1
Restaurant	161,154	23.0	3,682	26.8
Miscellaneous	3,765	0.5	2,091	15.2
Home appliances	53,514	7.6	472	3.4
Clothes and footwear	—	0.0	882	6.4
Total	700,940	100	13,735	100

(1) Includes vacant stores as of June 30, 2018. Gross leasable area with respect to such vacant stores is included under the type of business of the last tenant to occupy such stores.

Buenos Aires Design’s revenues

The following table sets forth selected information relating to the revenues of Buenos Aires Design during the periods indicated:

	For the fiscal years endedJune 30,
	2018	2017	2016
	(in thousands of Ps.)
Base Rent	35,260	31,328	27,257
Contingent Rent(1)	5,919	2,763	2,164
Total rent	41,178	34,091	29,421
Non traditional publicity	1,707	1,812	1,543
Admission rights(2)	3,268	3,862	3,585
Management fees	4,339	3,591	2,808
Parking fees	12,298	10,562	7,944
Commissions	358	1,800	1,777
Other	108	121	81
Total(3)	63,257	55,837	47,160

(1) Contingent Rent is based on a specific percentage of gross sales of our tenants.
(2) Admission rights are the fees payable by our tenants for entering into a lease agreement or a lease agreement renewal.
(3) Consolidated rents. It does not reflect our interest in Emprendimiento Recoleta S.A. Revenues relating to expenses and collective promotion fund are not included.

Dot Baires Shopping, City of Buenos Aires

Dot Baires Shopping opened in May 2009. It has four floors and three underground levels, covering a surface area of 173,000 square meters, of which 49,407 square meters constitutes gross leasable area, comprising 157 retail stores, a hypermarket, a ten-screen multiplex cinema and parking space for 2,042 vehicles in a surface of approximately 75,000 square meters.

Dot Baires Shopping is located at the intersection of Avenida General Paz and the Panamerican Highway in the neighborhood of Saavedra in the City of Buenos Aires, and is the largest shopping mall in Buenos Aires in terms of square meters. As of June 30, 2018, we owned an 80% equity interest in Panamerican Mall S.A.

During the fiscal year ended June 30, 2018, Dot Baires Shopping generated tenant retail sales of approximately Ps.4,701 million, which represents an increase of 25.4% compared to fiscal 2017, and fiscal year sales of approximately Ps.95,153 per square meter in fiscal 2018. Total rental income increased from Ps.333.0 million in fiscal 2017 to Ps.403,3 million in fiscal 2018, which represents annual income per gross leasable square meter of Ps.6,727 in fiscal year 2017 and Ps.8,385 in fiscal year 2018.

As of June 30, 2018, Dot Baires Shopping’s occupancy rate was 99.5%.

The project under development called “Polo Dot” will consist of three office buildings (one of them may include a hotel) on land reserves we own and the expansion of Dot Baires Shopping by approximately 15,000 square meters of gross leasable area. In the first phase, we will develop an 11-floor office building expansion with an area of approximately 32,000 square meters. Construction had an advance grade of 74% at the close of this fiscal year and we estimate its opening for fiscal year 2019. The second stage of the project consists of two office hotel buildings that will add 38,400 square meters of GLA to the complex. For more information see “—Future developments.”

Dot Baires Shopping’s tenant mix (1)

The following table sets forth the tenant mix in terms of types of business in Dot Baires Shopping as of June 30, 2018:

Type of business (1)	Tenants Sales (In thousands of Ps.)	Tenants Sales (%)	GLA (sqm)	GLA (% of total)
Miscellaneous	917,171	19.5	15,206	30.8
Clothes and footwear	1,895,363	40.3	12,890	26.1
Department Store	797,346	17.0	8,087	16.4
Entertainment	140,891	3.0	7,135	14.4
Services	60,375	1.3	2,092	4.2
Restaurant	444,362	9.5	1,768	3.6
Home appliances	381,019	8.1	1,676	3.4
Home and decoration	64,782	1.4	553	1.1
Total	4,701,309	100	49,407	100

(1) Includes vacant stores as of June 30, 2018.

Dot Baires Shopping’s revenues

The following table sets forth selected information relating to the revenues of Dot Baires Shopping for the periods indicated:

	For the fiscal years endedJune 30,
	2018	2017	2016
	(in thousand of Ps.)
Base Rent	201,671	168,280	126,971
Contingent Rent(1)	77,799	68,647	67,556
Total rent	279,469	236,926	194,527
Non traditional publicity	13,465	8,558	7,648
Admission rights(2)	29,969	24,606	17,973
Management fees	5,182	4,221	3,352
Parking fees	59,133	46,509	37,127
Commissions	15,015	11,001	10,048
Other	1,090	1,146	737
Total(3)	403,324	332,968	271,411

(1) Contingent Rent is based on a specific percentage of gross sales of our tenants.
(2) Admission rights are the fees payable by our tenants for entering into a lease agreement or a lease agreement renewal.
(3) Consolidated rents. Revenues relating to expenses and collective promotion fund are not included.

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

As of April 2013, after a conversion of the shopping mall including a building reform and change in tenant mix accompanied by an advertising campaign and change of logo, it was re-launched as Soleil Premium Outlet. At present, it has a surface area of 47,525 square meters, 15,214 square meters of which are gross leasable area. It comprises 79 stores and 2,335 parking spaces. Soleil Premium Outlet is located in San Isidro, Province of Buenos Aires. Soleil Premium Outlet opened in Argentina more than 30 years ago and it was the first outlet mall in the country.

In 2016, an investment of more than Ps.26.2 million was made to build the new 1,180 square meters Nike Factory Store, an anchor sports store that sells clothing from other seasons, as well as the other stores of the shopping mall.

During the fiscal year 2018, Soleil Premium Outlet generated tenant retail sales of approximately Ps.2,224 million, which represents annual average sales for approximately Ps.146,199 per square meter and increase of 28.9%. Total rental income increased from Ps.115.5 million for fiscal 2017 to Ps.154.3 million for fiscal 2018, representing annual income per gross leasable square meter of Ps.7,583 in fiscal year 2017 and Ps.10,141 in fiscal year 2018.

As of June 30, 2018, Soleil Premium Outlet’s occupancy rate was 97.7%.

Soleil Premium Outlet’s tenant mix

The following table sets forth the tenant mix in terms of types of business in Soleil Premium Outlet as of June 30, 2018:

Type of business (1)	Tenants Sales (In thousands of Ps.)	Tenants Sales (%)	GLA (sqm)	GLA (% of total)
Clothes and footwear	1,643,727	73.9	9,632	63.3
Entertainment	74,876	3.4	3,339	21.9
Restaurant	215,633	9.7	808	5.3
Home appliances	217,815	9.8	675	4.4
Services	52,321	2.4	342	2.2
Miscellaneous	12,631	0.6	291	1.9
Home and decoration	7,133	0.3	127	0.8
Total	2,224,136	100	15,214	100

(1) Includes vacant stores as of June 30, 2018.

Soleil Premium Outlet’s revenues

The following table sets forth selected information relating to the revenues of Soleil Premium Outlet during the following periods:

	For the fiscal years endedJune 30,
	2018	2017	2016
	(in thousands of Ps.)
Base Rent	91,656	62,113	43,018
Contingent Rent(1)	39,599	36,496	28,911
Total rent	131,255	98,608	71,929
Non traditional publicity	2,384	1,134	1,579
Admission rights(2)	13,098	8,002	5,335
Management fees	1,602	1,305	1,076
Commissions	5,585	6,143	4,502
Other	358	277	194
Total(3)	154,281	115,468	84,615

(1) Contingent Rent is based on a specific percentage of gross sales of our tenants.
(2) Admission rights are the fees payable by our tenants for entering into a lease agreement or a lease agreement renewal.
(3) Consolidated rents. Revenues relating to expenses and collective promotion fund are not included.

Distrito Arcos, City of Buenos Aires

Distrito Arcos was opened on December 18, 2014. Distrito Arcos is a premium outlet located in the neighborhood of Palermo, City of Buenos Aires. It has 14,169 square meters of gross leasable area, comprised of 68 stores, 424 parking spaces and 35 selling stands.

During the fiscal year 2017, the second stage of the project was inaugurated, and six new stores were opened, including a fitness center, a fast food restaurant and various clothing stores. Three new accesses were added and an amphitheater with several entertainment and commercial proposals was also built.

During the fiscal year 2018, Distrito Arcos generated tenant retail sales that totaled approximately Ps.1,831 million, which represents an increase of 24.3% and sales per square meter were approximately Ps.129,197. Total rental income increased from Ps.120.4 million in fiscal 2017 to Ps.158,5 million in fiscal 2018, representing annual income per gross leasable square meter of Ps.8,192 in fiscal year 2017 and Ps.14,585 in fiscal 2018.

As of June 30, 2018, Distrito Arcos’ occupancy rate was 99.7%.

Distrito Arcos’ tenant mix

The following table sets forth the mix of tenants by type of business at Distrito Arcos as of June 30, 2018:

Type of business (1)	Tenants Sales (In thousands of Ps.)	Tenants Sales (%)	GLA (sqm)	GLA (% of total)
Clothes and footwear	1,585,987	86.6	10,238	72.3
Miscellaneous	89,271	4.9	1,634	11.5
Services	26,160	1.4	1,569	11.1
Restaurant	129,173	7.1	728	5.1
Total	1,830,591	100	14,169	100

(1) Includes vacant stores as of June 30, 2018.

Distrito Arcos’ revenues

The following table sets forth selected information relating to the revenues from Distrito Arcos during the following periods:

	For the fiscal yearsended June 30,
	2018	2017	2016
	(in thousands of Ps.)
Base Rent	70,112	50,879	34,943
Contingent Rent(1)	46,907	45,449	29,982
Total rent	117,019	96,328	64,926
Non traditional publicity	3,609	1,988	2,129
Admission rights(2)	9,175	5,253	3,219
Management fees	1,163	947	752
Parking fees	18,756	14,393	8,853
Commissions	8,254	964	1,011
Other	477	478	362
Total(3)	158,452	120,351	81,252

(1) Contingent Rent is the revenue based on a specific percentage of gross sales of our tenants.
(2) Admission rights are the fees required from tenants for entering into a lease agreement or a lease agreement renewal.
(3) Consolidated rents. Revenues relating to expenses and collective promotion fund are not included.

Alto NOA, City of Salta, Province of Salta

Alto Noa is a 88-store shopping mall that opened in 1994, located in the City of Salta, the capital of the Province of Salta, in the northwestern region of Argentina. The Province of Salta has a population of approximately 1.2 million with approximately 0.6 million people living in the City of Salta. Alto Noa has a total developed area of approximately 30,876 square meters (including parking) which consists of 19,063 square meters of gross leasable area. Alto Noa has a food court with 12 restaurants, a large entertainment center, a supermarket and a multiplex cinema with eight screens. Alto Noa occupies one floor and has a free parking lot that can accommodate 500 cars. Alto Noa’s target customers are middle-income individuals between the ages of 28 and 40.

During fiscal 2018, Alto Noa generated tenant retail sales of approximately Ps.1,983 million, which represents annual retail sales of approximately Ps.104,040 per square meter and an increase of 25.0% compared to fiscal 2017. Total rental income increased from Ps.88.5 million in fiscal 2017 to Ps.111.0 million in fiscal 2018, which represents annual income per gross leasable square meter of Ps.4,644 in fiscal year 2017 and Ps.5,822 in fiscal year 2018.

As of June 30, 2018, Alto NOA’s occupancy rate was 96.8%.

Alto NOA’s tenant mix

The following table sets forth the mix of tenants by type of business at Alto NOA:

Type of business (1)	Tenants Sales (In thousands of Ps.)	Tenants Sales (%)	GLA (sqm)	GLA (% of total)
Entertainment	196,471	9.9	6,170	32.4
Miscellaneous	615,983	31.1	5,704	29.9
Clothes and footwear	592,236	29.9	4,149	21.8
Restaurant	326,448	16.5	1,214	6.4
Home appliances	215,707	10.9	1,128	5.9
Services	9,210	0.5	379	2.0
Home and decoration	27,263	1.4	319	1.7
Total	1,983,318	100	19,063	100

(1) Includes vacant stores as of June 30, 2018. Gross leasable area with respect to such vacant stores is included under the type of business of the last tenant to occupy such stores.

Alto NOA’s revenues

The following table sets forth selected information relating to the revenues of Alto NOA during the periods indicated:

	For the fiscal years endedJune 30,
	2018	2017	2016
	(in thousands of Ps.)
Base Rent	62,993	47,457	37,712
Contingent Rent(1)	33,355	30,413	29,182
Total rent	96,348	77,870	66,895
Non traditional publicity	1,598	1,047	1,123
Admission rights(2)	7,172	4,888	3,862
Management fees	777	633	503
Commissions	4,596	3,604	3,093
Other	490	473	249
Total(3)	110,981	88,515	75,724

(1) Contingent Rent is on a specific percentage of gross sales of our tenants.
(2) Admission rights are the fees payable by our tenants for entering into a lease agreement or a lease agreement renewal.
(3) Consolidated rents. Revenues relating to expenses and collective promotion fund are not included.

Alto Rosario, City of Rosario, Province of Santa Fé

Alto Rosario is a 141-store shopping mall located in the City of Rosario, Province of Santa Fé, the third largest city in Argentina in terms of population. It has a total developed area of approximately 100,750 square meters which consists of 33,358 square meters of gross leasable area (excluding Museo de los Niños). Alto Rosario has a food court with 16 restaurants, a large entertainment center, a supermarket and a Showcase cinema with 14 state-of-the-art screens. Furthermore, during the fiscal year 2018, Zara opened a 2,900 square meters store which is the first of the interior and the biggest in Argentina. The shopping mall occupies one floor and has a free parking lot for 1,700 cars. Alto Rosario’s targeted consumers are middle-income individuals between the ages of 28 and 40.

During fiscal 2018, Alto Rosario generated tenant retail sales of approximately Ps.4,085 million, which represents an increase of 28.6% compared to fiscal 2017. Sales per square meter were approximately Ps.122,460 in fiscal 2018. Total rental income increased from Ps.247.2 million in fiscal 2017 to Ps.294.7 million in fiscal 2018, which represents annual income per gross leasable square meter of Ps.7,772 in fiscal year 2017 and Ps.8,835 in fiscal year 2018.

As of June 30, 2018, Alto Rosario’s occupancy rate was 99.5%.

Alto Rosario’s tenant mix

The following table sets forth the tenant mix by type of business at Alto Rosario as of June 30, 2018:

Type of business (1)	Tenants Sales (In thousands of Ps.)	Tenants Sales (%)	GLA (sqm)	GLA (% of total)
Clothes and footwear	2,116,804	51.8	14,409	43.2
Entertainment	186,627	4.6	10,245	30.7
Miscellaneous	429,063	10.5	3,823	11.5
Restaurant	498,589	12.2	2,152	6.5
Home appliances	716,763	17.5	1,528	4.6
Home and decoration	133,105	3.3	1,143	3.4
Services	4,055	0.1	58	0.2
Total	4,085,006	100	33,358	100

(1) Includes vacant stores as of June 30, 2018. Gross leasable area with respect to such vacant stores is included under the type of business of the last tenant to occupy such stores.

Alto Rosario’s revenues

The following table sets forth selected information relating to the revenues of Alto Rosario during the following periods:

	For the fiscal years endedJune 30,
	2018	2017	2016
	(in thousands of Ps.)
Base Rent	159,819	139,032	98,034
Contingent Rent(1)	82,229	70,267	62,657
Total rent	242,048	209,300	160,691
Non traditional publicity	5,309	2,936	3,146
Admission rights(2)	27,097	20,216	14,960
Management fees	3,077	2,506	1,990
Commissions	16,347	11,677	7,834
Other	831	556	713
Total(3)	294,709	247,190	189,335

(1) Contingent Rent is the revenue based on a specific percentage of gross sales of our tenants.
(2) Admission rights are the fees required from tenants for entering into a lease agreement or a lease agreement renewal.
(3) Consolidated rents. Revenues relating to expenses and collective promotion fund are not included.

Mendoza Plaza, City of Mendoza, Province of Mendoza

Mendoza Plaza is a 141-store and 62 stands shopping mall which opened in 1992 and is located in the district of Guaymallen, in the Province of Mendoza. The City of Mendoza is the fourth largest city in Argentina with a population of approximately 1.1 million. Mendoza Plaza Shopping consists of 42,867 square meters of GLA and has a multiplex cinema covering an area of approximately 3,659 square meters with ten screens, the Chilean department store Falabella, a food court with 18 restaurants, five restaurants on the street in the new sector called "Shopping District Food", an entertainment center and a supermarket, which is also a tenant. The shopping mall has two levels and offers free parking for up to 1,700 cars. Mendoza Plaza’s target consumers are middle-income individuals between the ages of 28 and 40.

During fiscal 2018, Mendoza Plaza generated tenant retail sales of approximately Ps.3,441 million, which represents growth of 25.9% compared to fiscal 2017. Sales per square meter were approximately Ps.82,265 in fiscal 2018. Total rental income increased from Ps.148.2 million in fiscal 2017 to Ps.177.9 million in fiscal 2018, which represents annual income per gross leasable square meter of Ps.3,458 in fiscal year 2017 and Ps.4,149 in fiscal year 2018.

As of June 30, 2018, Mendoza Plaza’s occupancy rate was 98.3%.

Mendoza Plaza’s tenant mix

The following table sets forth the mix of tenants by type of business at Mendoza Plaza as of June 30, 2018:

Type of business (1)	Tenants Sales (In thousands of Ps.)	Tenants Sales (%)	GLA (sqm)	GLA (% of total)
Entertainment	144,216	4.2	9,473	22.1
Miscellaneous	855,622	24.9	9,393	21.9
Department store	779,642	22.7	9,175	21.4
Clothes and footwear	626,693	18.2	7,450	17.4
Home appliances	656,444	19.1	2,890	6.7
Restaurant	317,119	9.2	2,890	6.7
Services	16,167	0.5	1,241	2.9
Home and decoration	44,820	1.3	355	0.8
Total	3,440,723	100	42,867	100

(1) Includes vacant stores as of June 30, 2018. Gross leasable area with respect to such vacant stores is included under the type of business of the last tenant to occupy such stores.

Mendoza Plaza’s revenues

The table sets forth selected information relating to the revenues of Mendoza Plaza during the periods indicated:

	For the fiscal years endedJune 30
	2018	2017	2016
	(in thousands of Ps.)
Base Rent	99,904	82,567	62,806
Contingent Rent(1)	54,308	42,784	43,619
Total rent	154,212	125,351	106,425
Non traditionalpublicity	4,036	2,390	2,620
Admission rights(2)	9,068	7,671	6,287
Management fees	4,524	3,414	2,663
Commissions fees	4,809	6,053	5,081
Other	1,217	3,359	1042
Total(3)	177,865	148,239	124,118

(1) Contingent Rent is based on a specific percentage of gross sales of our tenants.
(2) Admission rights are the fees payable by our tenants for entering into a lease agreement or a lease agreement renewal.
(3) Consolidated rents. Revenues relating to expenses and collective promotion fund are not included.

Córdoba Shopping—Villa Cabrera, City of Córdoba

Córdoba Shopping Villa Cabrera covers a surface area of 35,000 square meters, with 15,276 square meters being gross leasable area. Córdoba Shopping has 105 commercial stores, a 12-screen multiplex cinema and parking lot for 1,500 vehicles, located in Villa Cabrera, City of Córdoba, Province of Córdoba.

During the fiscal year ended June 30, 2018, Córdoba Shopping generated tenant retail sales of approximately Ps.1,405 million, which represent growth of 19.3% compared to fiscal 2017. Sales per square meter were approximately Ps.91,956 in fiscal 2018. Total rental income increased from Ps.87.8 million in fiscal 2017 to Ps.108.4 million in fiscal 2018, which represents annual income per gross leasable square meter of Ps.5,682 in fiscal year 2017 and Ps.7,098 in fiscal year 2018.

As of June 30, 2018, Córdoba Shopping’s occupancy rate was 100%.

Córdoba Shopping—Villa Cabrera’s tenant mix

The following table sets forth the tenant mix in terms of types of business in Córdoba Shopping as of June 30, 2018:

Type of business (1)	Tenants Sales (In thousands of Ps.)	Tenants Sales (%)	GLA (sqm)	GLA (% of total)
Clothes and footwear	913,076	65.0	6,308	41.3
Entertainment	53,207	3.8	5,842	38.2
Restaurant	146,740	10.4	964	6.3
Miscellaneous	113,945	8.1	805	5.3
Services	14,455	1.0	596	3.9
Home appliances	144,295	10.3	535	3.5
Home and decoration	18,997	1.4	226	1.5
Total	1,404,715	100	15,276	100

(1) Includes vacant stores as of June 30, 2018. Gross leasable area with respect to such vacant stores is included under the type of business of the last tenant to occupy such stores.

Revenues from Córdoba Shopping—Villa Cabrera

The following table sets forth selected information relating to the revenues of Córdoba Shopping during the periods indicated:

	For the fiscal years endedJune 30,
	2018	2017	2016
	(in thousands of Ps.)
Base Rent	54,605	41,202	30,920
Contingent Rent(1)	35,206	32,889	28,594
Total rent	89,811	74,091	59,514
Non traditional publicity	2,815	1,695	2,445
Admission rights(2)	7,334	4,799	3,590
Management fees	3,606	2,830	2,173
Commissions	4,368	3,947	2,253
Other	488	390	327
Total(3)	108,422	87,752	70,302

(1) Contingent Rent is the revenue based on a specific percentage of gross sales of our tenants.
(2) Admission rights are the fees required from tenants for entering into a lease agreement or a lease agreement renewal.
(3) Consolidated rents. Revenues relating to expenses and collective promotion fund are not included.

La Ribera Shopping, City of Santa Fé, Province of Santa Fé

We own 50% of the shares of Nuevo Puerto Santa Fé S.A., or “NPSF,” which leases space in one of the buildings where it currently operates “La Ribera” shopping mall, which has a surface area of 47,506 square meters, comprising 68 retail stores and seven 2D- and 3D-screen multiplex cinemas. It also comprises a 510 square meter cultural center and 24,553 square meters in outdoor areas and free parking space. La Ribera’s gross leasable area is approximately 10,530 square meters.

La Ribera is strategically located within the port of the City of Santa Fé in the Province of Santa Fé, which has the largest development in terms of real estate in the City of Santa Fé, 27 kilometers away from the City of Paraná and 96 kilometers from the City of Rafaela; its range of influence represents a potential market of over one million people.

During the fiscal year 2018, La Ribera generated tenant retail sales that totaled approximately Ps.1,030 million, which represents an increase of 33.5% compared to fiscal 2017 and sales per square meter were approximately Ps.97,794. Total rental income increased from Ps.28.3 million in fiscal 2017 to Ps.36.2 million in fiscal 2018, representing annual income per gross leasable square meter of Ps.2,814 in fiscal year 2017 and Ps.3,444 in fiscal 2018.

As of June 30, 2018, La Ribera Shopping’s occupancy rate was 94.9%.

La Ribera Shopping’s tenant mix(1)

The following table sets forth the mix of tenants by type of business at La Ribera Shopping as of June 30, 2018:

Type of business (1)	Tenants Sales (In thousands of Ps.)	Tenants Sales (%)	GLA (sqm)	GLA (% of total)
Clothes and footwear	423,358	41.1	3,708	35.2
Entertainment	116,924	11.4	3,323	31.6
Restaurant	197,649	19.2	1,806	17.2
Miscellaneous	162,743	15.8	766	7.3
Home appliances	108,980	10.6	739	7.0
Home and decoration	17,772	1.7	159	1.5
Services	2,343	0.2	29	0.3
Total	1,029,769	100.0	10,530	100

(1) Includes vacant stores as of June 30, 2018.

La Ribera Shopping’s revenues

The following table sets forth selected information relating to the revenues of La Ribera Shopping during the fiscal years indicated:

	For the fiscal years endedJune 30 (4)
	2018	2017	2016
	(in thousands of Ps.)
Base Rent	15,313	11,441	8,122
Contingent Rent(1)	16,217	13,641	10,956
Total rent	31,530	25,082	19,079
Non traditional advertising	850	690	913
Admission rights(2)	825	556	342
Property Management fees	647	495	372
Commissions	2,223	1,414	1,104
Other	122	57	73
Total(3)	36,197	28,293	21,884

(1) Contingent Rent is the revenue based on a specific percentage of gross sales of our tenants.
(2) Admission rights are the fees required from tenants for entering into a lease agreement or a lease agreement renewal.
(3) Consolidated rents. Revenues relating to expenses and collective promotion fund are not included.
(4) It does not reflect our participation on each property.

Alto Comahue, City of Neuquén, Province of Neuquén

Alto Comahue, was inaugurated on March 17, 2015, and is located in the City of Neuquén, in the Patagonian region of Argentina. It covers 35,000 square meters and has 9,397 square meters of gross leasable area, approximately 1,066 roof-covered and open-air parking spaces and a large entertainment and leisure area. Alto Comahue offers 99 retail stores that house the most prestigious brands in Argentina, and will have a six-screen multiplex cinema and a theme restaurant. It is a three-story building consisting of a basement where the parking lot and service area are located; the ground floor consisting of 5,100 square meters for retail stores, and the first floor consisting of 1,000 square meters for restaurants with unique views of the city and 2,700 square meters of retail stores.

The development is part of a complex of mixed uses that is completed with a supermarket already in operation and two parcels of additional land. One parcel is for the development of a hotel and the other, which is 18,000 square meters, for future residential development.

During the fiscal year 2018, visitors to the mall generated total retail sales of approximately Ps.1,282.3 million, which represents an increase of 34.4%, representing sales per square meter of approximately Ps.136,460. Total rental income increased from Ps.58.2 million in fiscal 2017 to Ps.75,9 million in fiscal 2018, representing annual income per gross leasable square meter of Ps.5,956 in fiscal year 2017 and Ps.11,694 in fiscal 2018.

As of June 30, 2018, Alto Comahue’s occupancy rate was 94.4%.

Alto Comahue’s tenant mix

The following table sets forth the mix of tenants by type of business at Alto Comahue as of June 30, 2018:

Type of business (1)	Tenants Sales (In thousands of Ps.)	Tenants Sales (%)	GLA (sqm)	GLA (% of total)
Clothes and footwear	609,724	47.5	5,215	55.5
Miscellaneous	241,184	18.8	1,417	15.1
Restaurant	145,483	11.3	1,110	11.8
Home appliances	211,757	16.5	811	8.6
Services	38,814	3.0	361	3.8
Home and decoration	32,235	2.5	332	3.5
Entertainment	3,121	0.2	151	1.6
Total	1,282,318	100	9,397	100

(1) Includes vacant stores as of June 30, 2018.

Alto Comahue’s revenues

The following table sets forth selected information relating to the revenues derived from Alto Comahue during the following periods:

	For the fiscal yearsended June 30,
	2018	2017	2016
	(in thousands of Ps.)
Base Rent	32,645	29,281	29,437
Contingent Rent(1)	33,987	23,521	15,370
Total rent	66,632	52,801	44,807
Non traditional publicity	2,194	1,043	1,403
Admission rights(2)	2,764	2,106	1,897
Management fees	1,163	1,097	752
Commissions	2,682	732	408
Other	505	381	344
Total(3)	75,939	58,161	49,611

(1) Contingent Rent is the revenue based on a specific percentage of gross sales of our tenants.
(2) Admission rights are the fees required from tenants for entering into a lease agreement or a lease agreement renewal.
(3) Consolidated rents. Revenues relating to expenses and collective promotion fund are not included.

Administration and management of shopping malls

We manage and operate each of the shopping malls in which we have more than 50% ownership and in our joint venture in NPSF (La Ribera Shopping). We charge tenants a monthly management fee, which varies from shopping mall to shopping mall, depending on the cost of administration and maintenance of the common areas and the administration of contributions made by tenants to promotional fund efforts for the shopping mall. We charge a monthly management fee, paid prorated by the tenants, according to their particular lease rates. This management fee is a fixed amount in Alto Palermo, Alto Avellaneda, Abasto Shopping, Paseo Alcorta, Alto NOA, Dot Baires, Alto Rosario, Soleil Premium Outlet, Patio Bullrich, Distrito Arcos and Alto Comahue and a percentage of the common area maintenance expenses in Buenos Aires Design, Córdoba Shopping and Mendoza Plaza.

Our total revenues from management fees during fiscal 2018 were Ps.58,8 million, Ps.47.7 million during fiscal 2017 and Ps.37.6 million during fiscal 2016.

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

The following table shows certain information concerning the most significant owners and operators of shopping centers in Argentina.

Entity	Shopping malls	Location	GLA	Marketshare(1)
				(%)
IRSA CP	Alto Palermo	City of Buenos Aires	18,648	1.43
	Abasto Shopping(3)	City of Buenos Aires	36,796	2.83
	Alto Avellaneda(2)	Greater Buenos Aires, Province of Buenos Aires	38,422	2.96
	Alcorta Shopping(2)	City of Buenos Aires	15,746	1.21
	Patio Bullrich	City of Buenos Aires	11,397	0.88
	Buenos Aires Design(5)	City of Buenos Aires	13,735	1.06
	Dot Baires Shopping(4)	City of Buenos Aires	49,407	3.80
	Soleil (2)	Greater Buenos Aires, Province of Buenos Aires	15,214	1.17
	Distrito Arcos (6)	City of Buenos Aires	14,169	1.09
	Alto Noa(2)	Salta	19,063	1.47
	Alto Rosario(2) (3)	Santa Fe	33,358	2.57
	Mendoza Plaza(2)	Mendoza	42,867	3.30
	Córdoba Shopping(2)	Córdoba	15,276	1.18
	La Ribera Shopping(7)	Santa Fe	10,530	0.81
	Alto Comahue	Neuquén	9,397	0.72
Subtotal			344,025	26.47
Cencosud S.A.			277,203	21.33
Other operators			678,354	52.20
Total			1,299,582	100.00

(1) Corresponding to gross leaseable area in respect of total gross leaseable area. Market share is calculated dividing square meteres over total square meters.
(2) Includes supermarkets.
(3) Includes Museo de los Niños.
(4) We own 80% of the equity of PAMSA.
(5) Our effective participation in ERSA is 53.68%, which operates the concession related to this property.
(6) We own 90% of the equity of Arcos del Gourmeat S.A.
(7) We own 50% of the equity of Nuevo Puerto Santa Fe S.A.

Source: Argentine Chamber of Shopping Malls.

Our Offices segment

Overview

We own, develop and manage office buildings and other rental properties throughout Argentina. As of June 30, 2018, we owned and managed seven office buildings located in the City of Buenos Aires with an aggregate of 83,213 square meters (895,697 square feet) of gross leasable area, and a land reserve with the potential for development of an additional 58,400 square meters (624,306 square feet) of office space. Our Offices segment had a 92.3% occupancy rate as of June 30, 2018.

The following table shows certain information regarding our office buildings, as of June 30, 2018:

	As of June 30,
	2018	2017	2016
Leasable area (square meters)	83,213	84,110	79,048
Occupancy of total portfolio (1)	92.3%	96.7%	98.6%
Rent in Ps./square meter (1)	754.6	411.0	386.0
Rent in US$/square meter (1)	26.1	24.70	25.90

(1) Fiscal year 2017 excludes the Phillips Building as there is a loan-for-use agreement signed with the selling party in effect until January 2018.

The following table shows certain information regarding our office buildings, as of June 30, 2018:

	Date ofacquisition/development	GLA (sqm)(1) Occupancy rate(2)	Ownership interest		Total rental incomefor the fiscal yearendedJune 30, 2018
			(%)	(%)	(in thousands of Ps.)
Offices
República Building	Dec-14	19,885	98.4	100	126,318
Bankboston Tower	Dec-14	14,873	85.6	100	86,825
Intercontinental Plaza(3)	Dec-14	2,979	100.0	100	20,435
Bouchard 710	Dec-14	15,014	100.0	100	121,129
Suipacha 652/64	Dec-14	11,465	86.2	100	33,631
Dot Building	Nov-06	11,242	100.0	80	63,913
Philips	Jun-17	7,755	69.8	100	16,313
Total Offices		83,213	92.3	N/A	468,564

(1) Corresponds to the total leasable surface area of each property. Excludes common areas and parking spaces.
(2) Calculated by dividing occupied square meters by total gross leasable area of the relevant property.
(3) We own 13.2% of the building which covers an area of 22,535 square meters of gross leasable area, meaning we own 2,979 square meters of gross leasable area.

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

Occupancy rate

The following table shows the occupancy rate of our offices for fiscal years 2018, 2017 and 2016:

	Occupancy rate (1)
	As of June 30,
	2018	2017	2016
	(%)
Offices:
República Building	98.4	95.2	100.0
Bankboston Tower	85.6	100.0	100.0
Intercontinental Plaza	100.0	100.0	100.0
Bouchard 710	100.0	100.0	100.0
Suipacha 652/64	86.2	86.3	90.7
DOT Building	100.0	100.0	100.0
Philips	69.8	—	—
Total	92.3	96.7	98.6

(1) Leased square meters pursuant to lease agreements in effect as of June 30, 2018, 2017 and 2016 over gross leasable area of offices for the same periods.

The following table sets forth the annual income per square meter for our offices during the fiscal years indicated.

	Income per square meter (1)
	As of June 30,
	2018	2017	2016
	(Ps./sqm)
Intercontinental Plaza	5,970	4,853	4,291
Bouchard 710	8,068	5,692	4,539
Suipacha 652/64	2,933	2,617	1,961
Bankboston Tower	5,838	5,345	3,778
República Building	6,353	5,671	3,615
Dot Building	5,685	4,463	2,778
Philips	2,104	—	—
Other(2)	354	204	87

(1) Calculated by dividing annual rental income by the gross leasable area of offices based on our interest in each building as of June 30 for each fiscal period.
(2) Leasable square meters vary depending on availability for rent of land reserves (Ferro, Nobleza Piccardo, Dot Adjoining Plot, Intercontinental Plot, Anchorena 665 and Chanta IV).

Lease expirations

We usually lease our office and other properties under lease agreements for average terms of three years, except for a few agreements which are entered into for five-year terms. Agreements are renewable for two or three years, at the tenant’s option. Rental payments are generally denominated in U.S. dollars. Pursuant to the Argentine laws, they are not subject to adjustment for inflation. Rental price for renewal periods are negotiated at market value.

The following table shows certain information about our lease agreements as of June 30, 2018:

Property	Number ofagreements (1)(5)	Annualrentalincome (Ps.)(2)	Rentalincomeper sqm (new and renewed)(Ps.)(3)	Previousrental income per sqm (Ps.)(3)	Number ofnon-renewedagreements	Non-renewed agreements annual base rentamount (Ps.)(4)
Intercontinental Building	—	—	—	—	3	13,197,994
Bouchard 710 Building	5	77,057,758	588	570	—	—
Della Paolera 265	1	8,055,709	538	498	1	1,523,898
República Building	6	51,509,863	581	578	—	—
Dot Building	2	15,357,876	553	515	—	—
Suipacha 664	1	7,884,678	332	332	—	—
Philips	5	26,373,106	406	—	—	—
Total	20	186,238,990	530	443	4	14,721,892

(1) Includes new and renewed agreements signed during fiscal 2018.
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

The following table sets forth the schedule of estimated lease expirations for our offices and other properties for leases in effect as of June 30, 2018, assuming that none of our tenants exercise their option to renew or terminate their leases prior to expiration (most tenants have renewal clauses in their leases):

Expiration year	Number ofagreements dueto expire(1)	Square meters ofleases due toexpire (sqm) (3)	Square meter ofleases due toexpire(%)	Annual rentalincome amountof leases due toexpire(in millions ofPs.)(2)	Annual rentalincome amountof leases toexpire(%)
As of June 30, 2018	17	1,850	2	21.2	3
As of June 30, 2019	27	25,816	34	223.9	32
As of June 30, 2020	22	16,720	22	151.5	22
As of June 30, 2021 and thereafter	31	31,084	42	303.3	43
Total	97	75,470	100	699.9	100

(1) Includes offices with lease agreements that have not been renewed as of June 30, 2018. Does not include vacant square meters available for rent or square meters relating to parking spaces, easements or terraces. Does not include 1,353 square meters occupied by us.
(2) Annual rental income includes agreements relating to parking, antennas or terrace space.  For purpose of this calculation, the monthly rental payments owed under lease agreements denominated in U.S. dollars are converted into Pesos at the exchange rate as of June 30, 2018, and multiplied by 12 months.
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

Intercontinental Plaza, City of Buenos Aires

Intercontinental Plaza is a modern 24 story building located next to the Intercontinental Hotel in the historic neighborhood of Monserrat in downtown in the City of Buenos Aires. We own 13.2% interest in the building which covers an area averaging 22,535 square meters of gross leasable area; meaning we own 2,979 square meters of gross leasable area in this building. The principal tenants include Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agrícola, or “Cresud,” and IRSA, among others.

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

Dot Building, City of Buenos Aires

Panamerican Mall S.A., our subsidiary, developed an office building of 11,242 square meters of gross leasable area next to Dot Baires Shopping. This building was inaugurated in July 2010, and it signaled our arrival in the growing market in the Northern Area with respect to offices for rent. The building’s principal tenants include General Electric International Inc., Carrier, Boston Scientific Argentina S.A., Astrazeneca S.A. and Covidien S.A., among others.

Phillips Building, City of Buenos Aires

The historic Philips Building is adjacent to the Dot Baires Shopping Mall, front to General Paz Avenue in the City of Buenos Aires. The building has 4 floors of offices with a total gross leasable area of approximately 7,755 square meters and with construction capacity (FOT) of additional 20,000 square meters. The Company owns 100% of the building.

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

In the future, both domestic and foreign companies are likely to participate in the real estate market in Argentina, hence competing with us when it comes to business opportunities. In addition, in the future we may participate in development of a market for foreign real property, and we are likely to find well-established competitors.

In the premium office segment, we compete with other relevant market players, such as RAGHSA S.A., Consultatio, Pegasus, Grupo Madero Este, Grupo Werthein, Grupo Farallón and YAR Construcciones.

Our Sales and Developments Segment

This segment includes trading properties units to be received under barter agreements in force and land reserves of our portfolio. As of June 30, 2018, we own plots and properties strategically located in the City of Buenos Aires and in the provinces of Argentina with potential to develop new projects.

The following table shows information about our land reserves as of June 30, 2018:

	Ownership Interest	Date of acquisition	Land surface	Buildable surface	GLA	Salable surface	Book Value

	(%)		(sqm)	(sqm)	(sqm)	(sqm)	(Ps. millions)
RESIDENTIAL - BARTER AGREEMENTS
Beruti (Astor Palermo) - BA City	100	Jun-08	—	—	—	—	151
CONIL - Güemes 836 – Mz. 99 & Güemes 902 – Mz. 95 & Commercial stores - Buenos Aires	100	Jul-96	—	—	847	—	46
Total Intangibles (Residential)			—	—	847	—	197

LAND RESERVES
Polo Dot U building - BA City	80	Jun-06	5,273	32,000	32,000	—	1,098
Catalinas - BA City	100	May-10	3,648	58,100	16,012	—	-
Subtotal Offices			8,921	90,100	48,012	—	1,098
Total under Development			8,921	90,100	48,012		1,098
UOM Luján - Buenos Aires	100	May-08	1,160,000	464,000	—	—	305
San Martin Plot (Ex Nobleza Piccardo) - Buenos Aires (4)	50	May-11	159,995	500,000	—	—	1,406
La Plata - Greater Buenos Aires	100	Mar-18	78,614	116,552	—	—	218
Subtotal Mixed-uses			1,398,609	1,080,552	—	—	1,930
Coto Abasto air space - BA City(2)	100	Sep-97	—	21,536	—	15,831	6
Córdoba Shopping Adjoining plots - Córdoba(2)	100	Jun-15	8,000	13,500	—	2,160	239
Neuquén - Residential plot - Neuquén(2)	100	Jun-99	13,000	18,000	—	18,000	16
Subtotal Residential			21,000	53,036	—	35,991	45
Caballito plot - BA City	100	Jan-99	23,791	68,000	30,000	—	376
Tucumán plot - Tucumán (3)	100	Mar-10	18,620	10,000	10,000	—	—
Paraná plot - Entre Ríos (3)	100	Aug-10	10,022	5,000	5,000	—	—
Subtotal Retail			52,433	83,000	45,000	—	376
Polo Dot - Offices 2 & 3 - BA City	80	Nov-06	12,800	44,957	33,485	—	1,582
Intercontinental Plaza II - BA City	100	Feb-98	6,135	19,598	19,598	—	351
Córdoba Shopping Adjoining plots - Córdoba(2)	100	Jun-15	2,800	5,000	5,000	—	15
Subtotal Offices			21,735	69,555	58,083	—	1,167
Total Future Developments			1,493,777	1,286,143	103,083	35,991	3,828
Another Land Reserves(1)			1,899		7,297	262	182
Total Land Reserves			1,504,597	1,376,243	158,392	36,253	5,329

(1) Includes Zealya 3102-3103, Chanta IV, Anchorena 665 and Condominios del Alto II
(2) These land reserves are classified as Property for Sale, therefore, their value is maintained at historical cost. The rest of the land reserves are classified as Investment Property, valued at market value.
(3) Sign of the deeds pending subject to certain conditions.
(4) Through Quality Invest S.A.

The following table shows information about our expansions on current assets as of June 30, 2018:

Expansions	Ownership interest	Surface	Locations
	(%)	(sqm)
Alto Rosario	100	2,000	Santa Fé
Mendoza Plaza - Sodimac Store + Falabella	100	12,800	Mendoza
Alto Comahue - Movie Theatres	99	2,200	Neuquén
Subtotal Current Expansions		17,000
Alto Palermo Adjoining Plot	100	4,000	BA City
Dot Adjoining Plot	80	16,765	BA City
Other future Expansions(1)		85,290
Subtotal Future Expansiones		106,055
Total Shopping Malls		123,055
Patio Bullrich - Offices / Hotel	100	10,000	BA City
Philips Building	100	20,000	BA City
Subtotal Future Expansions		30,000
Total Offices		30,000

Total Expansions		153,055

(1) Includes Alto Palermo, Paseo Alcorta, Alto Avellaneda, Soleil, Alto Noa, Alto Rosario, Mendoza, Córdoba y La Ribera Shopping

Description of the Properties:

Residential properties

Condominios del Alto II—City of Rosario, Province of Santa Fé

The Condominios del Alto II project will be composed of two opposite building blocks, commercially divided into 10 sub-blocks. The project consists of a total of 189 apartments distributed in 6 stories and 195 parking spaces located in two basements. The amenities will include a swimming pool with solarium, a multiple use room, sauna, a gym with dressrooms and a laundry. As of June 30, 2018, the works in parcel H have been completed and all the units subject to the barter (42 apartments and 47 parking spaces) have been received, with 9 parking spaces available for sale.

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

Finally, on December 30, 2016, we and TGLT signed the possession certificate for 36 residential apartments totaling 2,413 square meters, 32 residential parking spaces, and 171 commercial parking spaces. As of June 30, 2018, 3 apartments,15 residential parking spaces and 171 commercial parking spaces remain available for sale.

Conil—Avellaneda, province of Buenos Aires.

These plots of land we own face Alto Avellaneda shopping mall, totaling 2,398 square meters distributed in two opposite corners and, according to urban planning standards, around 6,000 square meters may be built. Its intended use, either through our own development or sale to a third party, is residential with the possibility of a retail space as well. In November 2014, a Barter Deed was executed to carry out a residential development, in consideration of which the Company will receive 1,389 square meters of retail stores located on the ground floors of blocks 99 and 95 at Güemes 836 and Güemes 902, respectively. The barter was valued at US$0.7 million. Considerations for block 95 and 99 were estipulated to be delivered in January 2018 and September 2018, respectively. In June 2018 an extension to the Barter was signed. In consideration for the delay and as compensation, we will receive 1 apartment (55.5 square meters) and 1 parking lot (14 square meters).

Projects under Development

Shopping Mall Expansions

During the next fiscal year, we will add approximately 17,000 sqm from current malls’ expansions. We will add soon 6 movie theatres in Alto Comahue of 2,200 sqm, an approximately 12,800 sqm Sodimac store in Mendoza Plaza Shopping while expanding its Falabella store and 2,000 sqm of expansion in Alto Rosario, where we have recently opened a big Zara store.

During the next fiscal year, we expect to launch the works of expansion of Alto Palermo shopping mall, the shopping mall with the highest sales per square meter in our portfolio, that will add a gross leasable area of approximately 4,000 square meters and will consist in moving the food court to a third level by using the area of an adjacent building acquired in 2015.

First Stage of Polo Dot

The project called “Polo Dot”, located in the commercial complex adjacent to our shopping mall Dot Baires, has experienced significant growth since our first investments in the area. The total project will consist in 3 office buildings (one of them could include a hotel) in land reserves owned by the Company and the expansion of the shopping mall by approximately 15,000 square meters of GLA. At a first stage, we are developing an 11-floor office building with an area of approximately 32,000 square meters on an existing building. The total estimated investment amounts to Ps.1,360 million and as of June 30, 2018, degree of progress was 74%.

Catalinas building

The building to be constructed will have 35,000 sqm of GLA consisting of 30 office floors and 316 parking spaces, and will be located in the “Catalinas” area in the City of Buenos Aires, one of the most sought-after spots for Premium office development in Argentina. We acquired from IRSA certain units in the building representing approximately 45% of the value of the development and IRSA maintains the remaining 55%. On December 4, 2015, IRSA sold to Globant S.A. 4,896 square meters corresponding to four office floors. The price for the acquisition of these units was (i) Ps.180.3 million paid at signing of the purchase agreement; (ii) US$8.6 million is payable in 12 quarterly installments that started in June 2016; and (iii) the US$3.7 million balance is due when the property deed is transferred to us. We own 16,000 square meters consisting of 14 floors and 142 parking spaces in the building under construction. The total estimated investment under IRSA Propiedades Comerciales amounts to Ps.1,250 million and as of June 30, 2018, work progress was 16%.

Mixed uses

Ex UOM—Luján, Province of Buenos Aires.

This 116-hectare plot of land is located at kilometer 62 Km of the West Highway, in the intersection with Route 5 and was originally purchased by Cresud. In May 2012, we acquired the property from Cresud. Our intention is to carry out a mixed-use project, taking advantage of the environment consolidation and the strategic location of the plot. At present, negotiations are underway to change the zoning parameters, thus making the project feasible.

Ex Nobleza Piccardo Plant—San Martín, Province of Buenos Aires.

On May 31, 2011, Quality Invest S.A. executed the title deed pursuant to which we purchased from Nobleza Piccardo S.A.I.C. y F., or “Nobleza Piccardo” a plot of land of 159,996 square meters located in the District of San Martin, Province of Buenos Aires, currently intended for industrial purposes and suitable in terms of characteristics and scale for mixed-use developments. The price for the property was set at US$33 million, of which 30% was paid upon signing. For the remaining balance a mortgage was constituted in the first degree of privilege over the property in favor of Nobleza Piccardo. Capital plus interest, calculated at an annual rate of 7.5% over the outstanding balance, was paid in full in March 2013.

On May 16, 2012, the Municipality of San Martin granted a pre-feasibility permit for commercial use, entertainment, events, offices, etc., which would enable performance of a mixed-use development thereon.

Pursuant to Municipality Ordinance 11,706 enacted on December 30, 2014, a rezoning permit was obtained for the plot of land to be used mainly for commercial purposes, which considerably expanded the uses and potential buildable square meters through new urban indicators. On January 5, 2016, the Provincial Decree 1,835 was published in the Official Gazette of the Province of Buenos Aires granting its approval, and the new urban and rezoning standards thus became effective.

As approved in the Ordinance, on January 20, 2015, EFESUL S.A. entered into a zoning agreement with the Municipality of San Martin (the “Urban Agreement”) which governs various issues related to applicable regulations and provides for a mandatory assignment of square meters in exchange for monetary contributions subject to fulfillment of certain administrative milestones of the rezoning process, the first of which (for Ps.20,000,000) was paid to the Municipality ten days after the execution of the aforementioned agreement.

Moreover, on June 27, 2016, the plot subdivision plan was filed with the Municipality, completing a significant milestone committed under the zoning agreement.

On June 28, 2017, Quality Invest S.A. signed an agreement with EFESUL S.A. (which owns 50% of Quality Invest S.A.) in order to assume the obligations that the latter had assumed with the Municipality of General San Martin within the framework of the aforementioned Urban Agreement. These agreement contemplates a donation, which will be paid based on the work progress that the Municipality develops on the property initially transferred by EFESUL S.A.

In addition, during July 2017, Quality Invest S.A. subscribed two addendums to the aforementioned Urban Development Agreement, which contemplate the following: 1) a new subdivision plan of the property will be presented within 120 days of the addendum signing and 2) the payment of the twelveth installment in cash was replaced by the sum of Ps.71 million payables in 18 equal and consecutive monthly installments.

On March 8, 2018, it was agreed with the renowned Gehl Firm (Denmark) - Urban Quality Consultant - the elaboration of a Master Plan, generating a modern concept of New Urban District of Mixed Uses. In addition, local consultants were also hired, such as: Guillermo Oliveto (Consultant W) in Market Analysis, Gastón Biggio (GUT) in naming and branding of the District, Colla & Colombo Consultants in Business Analysis and Alejandro Langlois in Vehicular Impact, among others. In this way, the Company has a clear sizing and positioning of the business.

Regarding the status of the project, we are working on the definition of the Master-Plan that includes a mix of uses (Residential, Commercial, etc.) in order to carry out a large-scale urban development contemplating more of 500,000 square meters. The regulations for this Master-Plan are framed in a zoning called the Main Commercial District (Distrito Comercial Principal), which entered into force in 2016 through the publication of the Provincial Decree of the Municipal Ordinance No.11,706.

Córdoba Shopping Mall Project

We own a few plots adjacent to Córdoba Shopping Mall with a construction capacity of approximately 17,300 square meters in the center of the City of Córdoba.

In May 2016, a preliminary barter agreement was signed for 13,500 square meters out of the total construction capacity, subject to certain conditions, for a term of one year, at the end of which the deed will be signed. It will be a mixed residential and office project and, as part of the consideration, we will receive 2,160 square meters in apartments, parking spaces, shopping space, plus we will assume the management of permits, unifications and subdivisions in 3 plots. The consideration will be delivered by May 2021 for Torre I and by July 2023 for Torre II. The value of the barter was US$ 4 million.

Plot of Land La Plata

On March 22, 2018, we acquired, directly and indirectly, 100% of a plot of land of 78,614 square meters located in the city of La Plata, Province of Buenos Aires. The price of the transaction was US$7.5 million, which have been fully paid.

The operation was made through the purchase of 100% of the shares of common stock of CELAP, which owns 61.85% of the property and the direct purchase of the remaining 38.15% of shares of common stock from non-related third parties.

Residential

Coto Residential Project

We own the right to construct above the premises of the Coto hypermarket that is close to Abasto Shopping in the heart of the City of Buenos Aires which we acquired in September 24, 1997. We estimate has a construction capacity of 23,000 square feet (it also includes the right to receive certain parking units). The premises are located within the area between Agüero, Lavalle, Guardia Vieja and Gallo streets, in the Abasto neighborhood.

In June 2016, a preliminary barter agreement was signed, pursuant to which we will receive 3,621 square meters in apartments plus a monetary payment of US$1 million. Such complex will have two towers: I and II. The consideration for Torre I will be delivered by June 2021, while the consideration for Torre II will be delivered by September 2022. The value of the preliminary agreement was set at US$7.5 million.

Neuquén Residential Plot—Neuquén, Province of Neuquén

Through Shopping Neuquén S.A., we own a plot of 13,000 square meters with construction capacity of 18,000 square meters of residential properties in an area with significant growth potential. This area is located close to the shopping mall Alto Comahue, the hypermarket currently in operation and a hotel to be constructed in months to come.

Retail

Caballito Plot—City of Buenos Aires

In November 1997, we acquired a property of approximately 23,791 square meters in the City of Buenos Aires, in the neighborhood of Caballito, one of the most densely populated of the city. During the fiscal year 2018, the Company decided to present a new project that may consist of four plots with a total surface area of 24,200 square meters and with a total covered area of 142,500 square meters, and an open space of 14,300 square meters. The development may have mainly residential use, with buildings from 5 to 10 floors over the four plots, with 1,075 apartments of 1 to 4 rooms with a total covered area of 92,750 square meters.

Between the four plots, the project may include a commercial galleries of approximate 11,000 additional square meters, which would generate an outdoor walk through almost the entire extension of the property.

Construction permits have been approved for the four plots with the uses described above. However, the Company have not yet decided when lunching it.

Offices

Polo Dot 2nd and 2—3rd Stages—City of Buenos Aires

These two parcels of 6,400 square meters with a construction capacity of 33,485 square meters each, are located adjoining to where the extension of Dot Baires Shopping is planned. In April 2018, both plots were unified into a single one of 12,800 square meters.

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

Others Assets

La Rural (Exhibition and Convention Center)

LRSA holds usufruct rights for the commercial operation of the emblematic “Predio Ferial de Palermo” (Palermo exhibition center) in the City of Buenos Aires. IRSA CP indirectly holds a 35% interest in it.

In July 2016, we acquired from FEG Entretenimientos S.A. 25% of the shares of EHSA, in which we already held 50% of the share. We also acquired a 1.25% interest in ENUSA from Mr. Marcelo Figoli. The aggregate acquisition price for such acquisitions was Ps.66.5 million.

In addition, inmediatly after its acquisition, we sold 5% of the shares of EHSA to Mr. Diego Finkelstein, who already owned a 25% equity interest. The sale amount was fixed in the sum of Ps.13.45 million. As a result, we now hold 70% of the shares in EHSA and Mr. Diego Finkelstein holds the remaining 30%.

EHSA holds, both directly and indirectly, 100% of the shares of OASA and 95% of the shares of ENUSA. OASA holds 50% of the voting stock of LRSA, a company that holds the right to commercially operate the emblematic “Predio Ferial de Palermo” in the City of Buenos Aires, and SRA holds the remaining 50%. In addition, OASA manages LRSA pursuant to agreements entered into with SRA that include the right to appoint the Chairman—with casting vote on certain matters—and the general manager of LRSA.

Furthermore, ENUSA is mainly engaged in organizing entertainment events for trade fairs.

On August 4, 2017, a 15-year concession agreement for the Exhibition and Convention Center of the City of Buenos Aires was executed by the joint venture "LA RURAL S.A. - OFC S.R.L. - OGDEN ARGENTINA S.A. – ENTRETENIMIENTO UNIVERSAL S.A. UNION TRANSITORIA", which was granted pursuant a public bidding process.

The members of the joint venture hold the following interests: (a) LRSA 5%; (b) OFC SRL20%; (c) OASA 55%; and (d) EUSA 20%.

The shareholders of LRSA are Sociedad Rural Argentina, which is the owner of a 50% interest, and OASA, which holds the remaining 50% equity interest.

OASA and EUSA are controlled companies of EHSA, whose shareholders are us, with a 70% interest, and Diego Finkelstein, who holds the remaining 30%.

Consequently, we indirectly hold a 50.0% interest in the joint venture.

The Exhibition and Convention Center has a surface area of approximately 22,800 sqm and may accommodate approximately 5,000 attendees. It has a main exhibit hall and an ancillary hall, offices and meetings rooms, arranged in three underground levels that were designed to blend into the landscape extending from the School of Law of the University of Buenos Aires to Parque Thays.

TGLT (real estate)

TGLT is a real estate company listed on the BYMA which is mainly engaged in residential development projects in Argentina and Uruguay.During fiscal year 2018, we sold approximately 3.7 million ordinary shares of TGLT, reducing our stake from 9.5% to 4.2%.

On August 1, 2017, we exercised our preemptive subscription and accretion rights and purchased 22,225,000 Subordinated Notes Convertible into Newly Issued Shares of TGLT for an aggregate amount of US$22,225,000 (US$ 1 par value) due 2027. If all the holders exercised their conversion rights under such Notes, the company’s interest in TGLT would increase to 12.8% of its stock capital, up from 4.2%.

DirecTv Arena

DirecTv Arena is an indoor stadium with unique features intended for the performance of top-level international events, including sporting and events. The price set for the transaction amounted to US$ 4.2 million. In this way, we continue to expand, through OASA, which also owns a stake in LRSA and in the new Convention Center of the City of Buenos Aires, its exposure to the activity of fair events and entertainment, which could generate synergies with the business of shopping centers.

OASA, which is indirectly controlled by us in a 70%, has acquired a 60% stake of 'La Arena S.A.' which developed and operates the stadium known as 'DIRECTV ARENA', located at kilometer 35.5 of the Pilar branch, Tortuguitas, in the province of Buenos Aires.

Avenida (e-commerce)

We hold a 17.84% interest in Avenida. Avenida is an e-commerce company. Recently, two of Avenida`s principal investors, who decided not to inject any further funds in light of the significant losses recorded by them.

On January 20, 2017, Avenida issued shares of stock in a new round of investment seeking commitments for US$3.8 million. We made a US$460,000 contribution and capitalized a loan held with Avenida for US$229,515 increasing our stake in Avenida to 17.84%. In such round, Avenida set apart 385,103 shares to be allocated to an equity plan.

Moreover, we hold a warrant entitling us to purchase up to 3,976,225 additional preferred shares at a price of US$0.10 per share, exercisable until the earlier of the expiration of an 18-month term or the date a new equity security is issued, subject to certain conditions. If we exercise such warrants, our interest in Avenida’s stock capital would increase to 25%.

In this context, Avenida has changed its management team and its business model and strategy.

Tarjeta Shopping (consumer finance)

Tarjeta Shopping S.A. is a company founded in 1995 that is dedicated to the issuance, processing and administration of credit cards, obtaining cash and consumer financing in stores. In 2010, Banco Hipotecario S.A. acquired an 80% of the company form us and the remaining 20% is held by us.

Insurance

We carry all-risk insurance for the shopping malls and other buildings covering property damage caused by fire, terrorist acts, explosion, gas leak, hail, storms and wind, earthquakes, vandalism, theft and business interruption. In addition, we carry liability insurance covering any potential damage to third parties or property caused by the conduct of our business throughout Argentina. We are in compliance with all legal requirements related to mandatory insurance, including insurance required by the Occupational Risk Law (Ley de Riesgos del Trabajo), life insurance required under collective bargaining agreements and other insurance required by laws and executive orders. Our history of damages is limited to one single claim resulting from a fire in Alto Avellaneda Shopping in March 2006, which loss was substantially recovered from our insurers. These insurance policies contain specifications, limits and deductibles which we believe are adequate to the risks to which we are exposed in our daily operations. We also maintain liability insurance covering the liability of our directors and corporate officers.

Information technology

During fiscal year 2018, we signed a strategic agreement with Microsoft whose main objective is to enhance the experience of customers in our shopping malls and buildings, integrating the latest technological trends for a more personalized shopping experience, like payments from a cell phone, reserve parking in advance and other benefits that will be added. Also, during the year, it was finalized with the implementation of the first stage of SAP Real Estate, a system that will support the process of managing tenant contracts. This system is integrated to our SAP ERP, improving the integration, control and efficiency.

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

Leases

Argentine law imposes certain restrictions on property owners, including:

●
a prohibition to include in lease agreements automatic price adjustment clauses based on indexes; and

●
a minimum lease term of two years for all purposes, except in particular cases such as embassy, consulate or international organization venues, room with furniture for touristic purposes for less than three months, custody and bailment of goods, exhibition or offering of goods in fairs or in cases where due to the circumstances, the subject matter of the lease agreement requires a shorter term.

Rent increases

There are contradictory court rulings regarding whether rents may be increased during the term of a lease agreement. For example, Section 10 of the Law No. 23,928, as amended by Public Emergency Law No. 25,561 prohibits a rent adjustment under leases subject to indexes, such as the consumer price index or the wholesale price index. Most of our lease agreements have rent increase clauses that are not based on any official index. As of the date of this annual report, no tenant has filed any legal action against us challenging incremental rent increases, but we cannot assure that such actions will not be filed in the future and, if any such actions were successful, that they will not have an adverse effect on our business and results of operations.

Lease term limits

Under the Argentine Civil and Commercial Code lease terms may not exceed twenty years (for residential purpose) or fifty years (all other purposes). Generally, terms in our lease agreements range from 3 to 10 years.

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

Development and use of the land

In the City of Buenos Aires, where the vast majority of our properties are located, we are subject to the following regulations:

Buenos Aires Urban Planning Code

The Buenos Aires Urban Planning Code (Código de Planeamiento Urbano de la Ciudad de Buenos Aires) generally restricts the density and use of property and regulates physical features of improvements to property, such as height, design, set-back and overhang, consistent with the city’s urban planning policy. The Secretary of Urban Planning of the City of Buenos Aires (Secretaría de Planeamiento Urbano) is responsible for implementing and enforcing the Buenos Aires Urban Planning Code.

Buenos Aires Building Code

The Buenos Aires Building Code (Código de Edificación de la Ciudad de Buenos Aires) complements the Buenos Aires Urban Planning Code and regulates the structural use and development of property in the City of Buenos Aires. The Buenos Aires Building Code requires builders and developers to file applications for building permits, including the submission to the Secretary of Work and Public Services (Secretaría de Obras y Servicios Públicos) of architectural plans for review, to monitor regulatory compliance.

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

On March 5, 2018, the UIF Resolution No. 21/2018 on guidelines for the management of risks of money laundering and financing of terrorism and on the minimum compliance to be adopted for the prevention of laundering was published in the Official Gazette. In line with UIF Resolution No. 30/17 addressed to the financial sector, UIF Resolution No. 21/2018 also moves from a formalistic compliance approach to a risk-based approach, in order to ensure that the measures implemented are commensurate with the risks identified. In this way, the obligated subjects must identify and evaluate their risks and, depending on this, adopt management and mitigation measures. In this framework, they are enabled to implement accredited technological platforms that allow carrying out procedures at a distance, without personal display of the documentation, without this conditioning the fulfillment of due diligence duties.

UIF Resolution No. 21/2018 provides that as of September 30, 2018, the obligors must have developed and documented the risk identification and assessment methodology and, as of December 31, 2018, they must have a technical report that reflects the results of the implementation of the risk identification and evaluation methodology. In this sense, as of March 31, 2019, they must have adjusted their policies and procedures and, in accordance with the results of the irrigation self-assessment performed, they must be included in the money laundering and terrorist financing prevention manual. Finally, as of September 30, 2018, the compliance of the information regimes will be deferred, starting from that date the obligation to inform on the terms and conditions contemplated therein.

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

On November 6, 2002, the Argentine Congress passed Law No. 25,675 to regulate the minimum standards for the achievement of a sustainable environment and the preservation and protection of biodiversity and to fix environmental policy goals. This law establishes the activities that are subject to an environmental impact assessment and sets forth certain requirements applicable thereto. In addition, such Law sets forth the duties and obligations triggered by any damage to the environment and provides for restoration of the environment to its former condition or, if that is not technically feasible, for payment of compensation in lieu thereof. This Law also fosters environmental education and provides for certain minimum reporting obligations to be fulfilled by natural and legal entities.

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

Environmental matters

We have consistently acted responsibly regarding the environment in the management of our operating activities by preventing and minimizing the potential adverse environmental impacts of our activities. We have adopted an environmental impact policy, which is used as a reference for the realization of our investments.

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

C. Organizational Structure

The following table presents information relating to our ownership interest and the percentage of our consolidated total net revenues represented by our subsidiaries as of June 30, 2018:

Subsidiary	Activity	Country of incorporation	Ownership percentage	Voting power percentage (1)	Percentage of our total net revenues
Arcos del Gourmet S.A.	Real estate	Argentina	90.00%	90.00%	1.13%
Fibesa S.A.	Mandatary	Argentina	100.00%	100.00%	2.87%
Emprendimiento Recoleta S.A.	Real estate	Argentina	53.68%	53.68%	1.85%
Shopping Neuquén S.A.	Real estate	Argentina	99.95%	99.95%	0.57%
Panamerican Mall S.A.	Real estate	Argentina	80.00%	80.00%	10.92%
Torodur S.A.	Investments	Uruguay	100.00%	100.00%	0%
Centro de Entretenimientos La Plata S.A	Real estate	Argentina	100.00%	100.00%	0.15%
Entertaiment Holdings S.A.	Investment	Argentina	70.00%	70.00%	0%

(1) Percentage of equity interest has been rounded. It does not contemplate irrevocable capital contributions.

Organizational chart

IRSA Inversiones y Representaciones S.A.
Others
86.3%
13.7%
IRSA Propiedades Comerciales S.A.
99.95%
Shopping Neuquén S.A.
Alto Comahue
90.0%
Arcos del Gourmet S.A.
Distrito Arcos
53.7%
Emprendimiento Recoleta S.A.
Buenos Aires Design
80.0%
Panamerican Mall S.A.
Dot Baires Shopping & Dot Building & DOT Adjoining Plot
50.0%
Nuevo Puerto Santa Fe S.A.
La Ribera Shopping
100.0%
Fibesa S.A.
Real Estate Agent
50.0%
Quality Invest S.A.
San Martin plot of land
100.0%
Centro de Entretenimientos La Plata S.A.
La Plata plot of land
Shopping Centers:
Abasto
Alto Palermo
Alto Avellaneda
Alcorta Shopping
Patio Bullrich
Alto NOA
Mendoza Plaza
Alto Rosario
Córdoba Shopping
Soleil Premium Outlet
Patio Olmos
Offices:
República Building
Torre Bankboston
Intercontinental Plaza
Bouchard 710
Suipacha 652/64
Phillips
100.0%
Torodur S.A.
17.8% (3)
Avenida Inc.
100.0%
Avenida Compras S.A.
E-Commerce Company
4.2% (2)
TGLT
Real Estate Company
20.0%
Tarshop S.A.
Consumer Finance Company
70.0%
Ogden Argentina S.A. (1)
La Arena
Operates "DirectTv Arena"
La Rural S.A.
Commercial operation of "Predio Rural de Palermo"

(1) Indirectly through EHSA.
(2) If all the holders exercised their Convertible Notes, our interest in TGLT would increase to 12.8% of its stock capital.
(3) If we exercise our warrant to purchase 3,976,225 prefered shares of Avenida, our equity interest would increase to 25%.

D. Property, Plant and Equipment

Our properties include shopping malls, office buildings and land reserves for the construction of shopping malls or apartment buildings. All of our properties are located in Argentina. Also, for information about our future developments please see “Business Overview—Future Developments.”

The following table sets forth certain information about our owned investment properties:

Property	Location	Use	Encumbrance
Shopping center portfolio
Alto Palermo Shopping	City of Buenos Aires, Argentina	Shopping Malls	—
Abasto	City of Buenos Aires, Argentina	Shopping Malls	—
Alto Avellaneda	City of Avellaneda, Argentina	Shopping Malls	—
Alcorta Shopping	City of Buenos Aires, Argentina	Shopping Malls	—
Patio Bullrich	City of Buenos Aires, Argentina	Shopping Malls	—
Alto NOA	City of Salta, Argentina	Shopping Malls	—
Buenos Aires Design (1)	City of Buenos Aires, Argentina	Shopping Malls	—
Alto Rosario	City of Rosario, Argentina	Shopping Malls	—
Mendoza Plaza	City of Mendoza, Argentina	Shopping Malls	—
Córdoba Shopping (2)	City of Córdoba, Argentina	Shopping Malls	Antichresis
Dot Baires Shopping	City of Buenos Aires, Argentina	Shopping Malls	—
Soleil Premium Outlet	City of San Isidro, Argentina	Shopping Malls	—
Patio Olmos (3)	City of Córdoba, Argentina	Shopping Malls	—
Alto Comahue	City of Neuquén, Argentina	Shopping Malls	—
Distrito Arcos	City of Buenos Aires, Argentina	Shopping Malls	—
Ocampo parking space	City of Buenos Aires, Argentina	Shopping Malls	—
Office and Other rental properties portfolio
Abasto offices	City of Buenos Aires, Argentina	Rental Office	—
Dot building	City of Buenos Aires, Argentina	Rental Office	—
Anchorena 545 (Chanta IV)	City of Buenos Aires, Argentina	Rental Office	—
Anchorena 665	City of Buenos Aires, Argentina	Rental Office	—
Zelaya 3102	City of Buenos Aires, Argentina	Rental Office	—
Suipacha 664	City of Buenos Aires, Argentina	Rental Office	—
Bouchard 710	City of Buenos Aires, Argentina	Rental Office	—
Intercontinental Plaza building	City of Buenos Aires, Argentina	Rental Office	—
República building	City of Buenos Aires, Argentina	Rental Office	—
Bank Boston Tower	City of Buenos Aires, Argentina	Rental Office	—
Paseo del Sol	City of Buenos Aires, Argentina	Rental Office	—
Phillips building	City of Buenos Aires, Argentina	Rental Office	—
Undeveloped parcels of land
Building annexed to DOT	City of Buenos Aires, Argentina	Undeveloped parcels of land	—
Caballito – Ferro plot of land (4)	City of Buenos Aires, Argentina	Undeveloped parcels of land	—
Luján plot of land	City of Luján, Argentina	Undeveloped parcels of land	—
Intercontinental plot of land	City of Buenos Aires, Argentina	Undeveloped parcels of land	—
Annexed to Dot plot of land	City of Buenos Aires, Argentina	Undeveloped parcels of land	—
Mendoza plot of land	City of Mendoza, Argentina	Undeveloped parcels of land	—
Mendoza Av Este 2992 plot of land	City of Mendoza, Argentina	Undeveloped parcels of land	—
La Plata plot of land	City of La Plata, Argentina	Undeveloped parcels of land	—
Properties under development
PH Office Park	City of Buenos Aires, Argentina	Properties under development	—
Alto Palermo Shopping annex	City of Buenos Aires, Argentina	Rental Office	—
Phillips building	City of Buenos Aires, Argentina	Properties under development	—
Alto Avellaneda	City of Avellaneda, Argentina	Properties under development	—
Mendoza Plaza	City of Mendoza, Argentina	Properties under development	—
Alto Comahue	City of Neuquén, Argentina	Properties under development	—
EH UTE	City of Buenos Aires, Argentina	Properties under development	—
Others
Direct Tv Arena stadium	Province of Buenos Aires, Argentina	Other	—

(1) Concession agreement is set to expire on November 2018. We plan to return the property to the City of Buenos Aires.
(2) Included in Investment Properties is the cinema building located at Córdoba Shopping – Villa Cabrera, which is encumbered by a right of antichresis as a result of loan due to Empalme by NAI INTERNACIONAL II Inc. The total amount of the loan outstanding was Ps.9.6 million as of June 30, 2018.
(3) We lease this property to a shopping center operator under an operating lease that expires in 2032.
(4) We own a parcel of land with a surface area of 23,791 square meters in the “Caballito” neighborhood, one of the most densely populated neighborhoods in the City of Buenos Aires, which we purchased in November 1997. This land could be used to build a 30,000 square meter shopping mall that could include a hypermarket, a cinema complex and various leisure and entertainment areas.

Our executive office is located at Intercontinental Plaza building, located at 877 Moreno in Buenos Aires, while we own. We consider that all our facilities are appropriate for our current needs and suitable for their intended uses.

ITEM 4A. Unresolved staff comments

On May 14, 2018 and July 23, 2018, we received a comment letter from the staff of the SEC’s Division of Corporation Finance with respect to our Annual Report filed on October 10, 2017, requesting us to provide certain clarifications related to our calculations of the fair market value of our shopping malls and offices properties, among others. We filed responses on June 11, 2018 and August 15, 2018 and, on September 21, 2018, we received a subsequent letter from the staff requesting us to clarify certain responses from our letter filed on August 15, 2018. We submitted our response on October 19, 2018 and we are awaiting the SEC’s response. As of the date of the this Annual Report, we have not received confirmation from the staff of the Division of Corporation Finance of the SEC that its review process relating to our Annual Report filed on October 10, 2017 has been completed. If we receive additional comments from the staff, we intend to resolve such additional comments promptly.

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

Historically, we measured the value of our portfolio of investment properties at cost. On May 12, 2017, our Board of Directors resolved to change our accounting policy for measuring the value of our investment property from the cost model to the fair value model, as permitted under IAS 40. Accordingly, we retroactively recast our previously issued consolidated financial statements as of June 30, 2016 and 2015 and for the fiscal years ended June 30, 2016, 2015 and 2014 as required by IAS 40 and IAS 8. We have furnished to the SEC such consolidated financial statement on a report on Form 6-k dated May 26, 2017.

Our Audited Consolidated Financial statements and the financial information included elsewhere in this annual report have been prepared in accordance with IFRS. We have determined that, as of July 1, 2018, the Argentine economy qualifies as a hyperinflationary economy according to the guidelines of IAS 29 since the total cumulative inflation in Argentina in the 36 months prior to July 1, 2018 exceeded 100%. IAS 29 requires that the financial information recorded in a hyperinflationary currency be adjusted by applying a general price index and expressed in the measuring unit (the hyperinflationary currency) current at the end of the reporting period. Therefore, our audited consolidated financial statements included in this annual report will be adjusted by applying a general price index and expressed in the measuring unit (the hyperinflationary currency) current at the end of the most recent reporting period. See “Risk Factors—Risks Relating to Argentina—The peso qualifies as a currency of a hyperinflationary economy under IAS 29. Accordingly, we will apply IAS 29 for periods ending after July 1, 2018 and our historical audited consolidated financial statements and other financial information will need to be restated.” We have not estimated yet the impact of the application of IAS 29 provisions in our audited consolidated financial statements.

Our Audited Consolidated Financial Statements included in this annual report were not restated into constant currency. For more information, see “Financial Information—Inflation.”

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

We own 16 shopping malls of which we manage 15, with an aggregate 344,025 square meters of GLA as of June 30, 2018. Of the 16 shopping malls we own, seven are located in the City of Buenos Aires, two in the Greater Buenos Aires area, and the others in the provinces of Salta, Santa Fé, Mendoza, Córdoba and Neuquén. In addition, we operate La Ribera Shopping in the City of Santa Fé which we own through a joint venture, and own the historic real estate that houses the Patio Olmos shopping mall in the Province of Córdoba, which mall is operated by a third party.

As of June 30, 2018, we owned and managed seven office buildings located in the City of Buenos Aires with 83,213 square meters of total gross leasable area and a land reserve with potential for development of an additional 58,083 square meters of office space, in addition to our current projects under development (Catalinas and Polo Dot).

Factors affecting our results of operations

Effects of Argentine macroeconomic factors

All of our assets are located in Argentina, where we conduct our operations. Therefore, our financial condition and the results of our operations are significantly dependent upon economic conditions prevailing in Argentina. The table below shows Argentina’s GDP growth, inflation rates, dollar exchange rates and the appreciation (depreciation) of the Peso against the U.S. dollar for the indicated periods (inter-annual information—which is the 12-month period preceding the dates presented—is presented to conform to our fiscal year periods).

	Fiscal year ended June 30,
	2018	2017	2016
	(inter-annual data)
GDP growth	(4,2)%	2.7%	(3.4)%
Inflation (IPIM)(1)	44.1%	14.2%	26.7%
Inflation (CPI)	29.5%	21.9%	37.6%
Depreciation of the Peso against the U.S. dollar	(73.7)%	(10.6)%	(65.9)%
Average exchange rate per US$1.00(2)	Ps.28.8000	Ps.16.5800	Ps.14.9900

(1) IPIM is the wholesale price index as measured by the Argentine Ministry of Treasury.
(2) Represents average of the selling and buying exchange rate quoted by Banco de la Nación Argentina as of June 30, 2018. As of October 18, 2018, the exchange rate was 36.5500 per U.S. Dollar.

Sources: INDEC, Argentine Ministry of Treasury, Ministry of Treasury of the City of Buenos Aires, Banco de la Nación Argentina, and Central Bank.

Argentine GDP decreased 4.2% during our 2018 fiscal year, compared to an incrase of 2.7% in our fiscal year 2017. Shopping mall sales grew 31.2% in the fiscal 2018 compared to fiscal 2017. As of June 30, 2018, the unemployment rate was at 9.6% of the country’s economically active population compared to 8.7% as of June 30, 2017.

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

	Consumerprice index	Wholesaleprice index
	(inter-annual data)
Fiscal Year ended June 30,
2013	10.5%	13.5%
2014	15.0%	27.7%
2015	14.0%	13.6%
2016	37.6%(1)	26.7%
2017	21.9%	14.2%
2018	29.5%	44.1%

(1) Given the modifications to the system that INDEC uses to measure CPI, there is no data for any price variations from July 1, 2015 to June 30, 2016. For that reason, we present aggregate prices from January 1, 2016 to June 30, 2016, published by INDEC.

The current structure of Company’s lease contracts for shopping malls generally includes provisions that provide for payment of variable rent based on sales of the Company’s shopping mall tenants. Therefore, the projected cash flows for these properties generally are highly correlated with GDP growth and inflation rates.

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

The rent specified in our leases generally is the higher of (i) a monthly Base Rent and (ii) a specified percentage of the store’s monthly gross sales, which generally ranges between 2% and 10% of such sales. In addition, pursuant to the rent escalation clause in most of our leases, a tenant’s Base Rent generally increases between increases 10% on a semi-annually and cumulative basis from the seventh (7th) month of effectiveness of the lease. Although many of our lease agreements contain price adjustment provisions, these are not based on an official index nor do they reflect the inflation index. In the event of litigation regarding these adjustment provisions, there can be no assurance that we may be able to enforce such clauses contained in our lease agreements. See “Item 4. Information of the Company—Business Overview—Our Shopping Malls—Principal Terms of our Leases.”

An increase in our operating costs caused by higher inflation could have a material adverse effect on us if our tenants are unable to pay higher rent due to the increase in expenses. Moreover, the shopping mall business is affected by consumer spending and by prevailing economic conditions that affect potential customers.
In addition, we measure the fair market value of our shopping malls based upon the estimated cash flows generated by such assets which, as discussed in previous paragraphs, is directly related to consumer spending since a significant component of the rent payment received from our tenants is tied to the sales realized by such tenants (i.e is a percentage of the sales of our tenants). Therefore, macreconomic conditions in Argentina, such as inflation, have an impact in the fair market value of our shopping malls as measured in Argentine pesos. Specifically, since our tenant’s products have been adjusted (increased) to account for inflation of the Argentine peso, our expected cash flows from our shopping malls have similarly increased in nominal terms since rent is largely dependent on sales of our tenants in pesos.

As reflected in the chart below, the nominal fair market value of the Company’s shopping mall properties as calculated in pesos has increased significantly mainly due to the increasing inflation in Argentina and the depreciation of the peso but, consequently, the value of such properties, as measured in U.S. dollars, have reflected lower increases or decreases in previous fiscal years.

(*) Offer exchange rate at the end of the period (Banco de la Nación Argentina).

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

In addition, a significant increase of interest rates could deteriorate the terms and conditions in which our tenants obtain financing from banks and financial institutions in the market. As a consequence of that, if they suffer liquidity problems the collection of our lease contracts could be affected by an increase in the level of delinquency.

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

As discussed above, we calculate the fair market value of our office properties based on comparable sales transactions. Typically real estate transactions in Argentina are transacted in U.S. dollars. Therefore, a devaluation or depreciation of the Peso against the U.S. dollar would increase the value of our real estate properties measured in Pesos and an appreciation of the Peso would have the opposite effect.

The Argentine economy has experienced significant volatility in recent decades, characterized by periods of low or negative GDP growth, high rates of inflation and currency depreciation. Historically, the public in Argentina has resorted to investing in real estate assets to protect against currency depreciation and/or to protect savings. Real estate transactions in Argentina, and in particular, those involving office buildings and undeveloped land, have historically been priced in U.S. dollars and transacted in U.S. dollars or its peso equivalent at the exchange rate on the closing date of the transaction. Even in the inflationary context, prices in U.S. dollars for these real estate assets have generally remained stable and even appreciated at rates that have outpaced inflation. A significant depreciation or devaluation of the peso against the U.S. dollar would increase the value of the Company`s portfolio as measured in pesos. An appreciation of the peso against the U.S. dollar would have the opposite effect.

(*) Bid exchange rate at end of period (Banco de la Nación Argentina).
(**) FY 2015: Exchange Rate: Contado con Liquidacion –implicit exchange rate given by the price is Pesos of a stock listed in Buenos Aires and ADRs traded in New York. Sales offices: 95,005 GLA (fy15) vs 79,048 GLA (fy16).

After several years of moderate inflation and variations in the nominal exchange rate, in fiscal year 2013 the peso depreciated approximately 32.5% against the U.S. dollar and 30.3% in fiscal year 2014, including depreciation of approximately 21.6% in the month of January 2014 alone. In fiscal year 2015, the peso depreciated 52.7% against the dollar with a 33% depreciation in the last weeks of December 2015 alone. During fiscal 2016, 2017 and fiscal 2018, the Peso depreciated against the U.S. dollar by approximately 65.9%, 10.6% and 73.3%, respectively, which caused an impact on the comparability of our results of operations for the year ended June 30, 2018 to our results of operations for the year ended June 30, 2017 and for the year ended June 30, 2017 to our results of operations for the year ended June 30, 2016, primarily in our revenues from office rentals, the changes in fair value of investment property and our net assets and liabilities denominated in foreign currency. Likewise, during the third quarter of 2018 the U.S. dollar to peso exchange rate increased approximately 27.7%, from Ps.28.85 at the end of the second quarter of 2018 to Ps.36.85 as of August 30, 2018, and an increase of 27.0% as of the date of this Annual Report, reaching Ps.36.65 as of October 18, 2018. The accumulated depreciation of the Peso since the beginning of the year 2018 and as of the date of this annual report reached 99.1%. The depreciation of the Peso affected our assets and liabilities denominated in foreign currency, as reflected in “financial results, net” in our consolidated statement of comprehensive income.

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

On May 5, 2015, we sold 8,470 square meters consisting of nine floors of office space, 72 parking units and six storage units in the Intercontinental Plaza Building, for Ps.376.4 million, which generated a profit before tax of Ps.123.7 million. The revenues from these properties represented 4.6% of our income from sales, rents and services provided to our Offices and Others rental properties included in our Offices segment for fiscal 2015.

On September 10, 2015, we sold to an un-related party 5,963 square meters corresponding to a seven-story office space, 56 parking units and three storage units in the Intercontinental Plaza Building for Ps.324.5 million that resulted in profit before tax of Ps.155.9 million. The revenues from these properties represented 5.1% of our income from sales, rents and services provided to our Offices and Others rental properties included in our Offices segment for the six-month period ended December 31, 2015.

On December 27, 2016, we sold to an un-related party 1,795 square meters corresponding to two floors and 16 parking units in the Intercontinental Plaza Building, for US$6.0 million, which has been fully paid. Additionally, on May 30, 2017, we sold to an unrelated party the third floor of the intercontinental building and 8 parking spaces and a storage unit for US$3 million.

On June 13, 2018, we sold 852 square meters corresponding to one floor of office and 8 parking lots in the Intercontinental Plaza building for US$ 3 million, which was fully paid. As of June 30, 2018, we owned 2,979 square meters in this building. Contracts for the rental of office buildings and other commercial properties are generally stated in U.S. dollars and in accordance with Argentine law they are not subject to inflation adjustment.

New shopping malls

During the fiscal years ended June 30, 2018, 2017 and 2016 we maintained the same portfolio of operating shopping malls. During fiscal 2015 we inaugurated two new shopping malls: (i) Distrito Arcos, located in the neighborhood of Palermo, City of Buenos Aires, in December 2014; and (ii) Alto Comahue, located in the City of Neuquén, Argentine Patagonian region, in March 2015. During the period from their respective opening dates through June 30, 2015, these two shopping malls generated revenues of Ps.22.9 million and Ps.11.7 million, respectively, which represented in aggregate 1.9% of the total revenues of our Shopping Malls segment for fiscal 2015.

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

Property values are affected by, among other factors, supply and demand of comparable properties, the rate of economic or GDP growth in Argentina and in particular in the provinces or regions in which our properties are located, any asset enhancement initiatives or improvements undertaken, prevailing interest rates, foreign exchange rates and rates of inflation at the time of the appraisal, and political and economic developments. For example, during the 2016 fiscal year, there was a 65.5% depreciation of the Peso from Ps.9.088 to US$1.00 as of June 30, 2015 to Ps.15.04 to US$1.00 as of June 30, 2016, during the 2017 fiscal year, there was a 10.6% depreciation of the Peso from Ps.15.04 to US$1.00 as of June 30, 2016 to Ps.16.63 to US$1.00 as of June 30, 2017, and during the 2018 fiscal year, there was a 74% depreciation of the Peso from Ps.16.63 yo US$1.00 as of June 30, 2017 to Ps.28.85 to US$1.00 as of June 30, 2018, which had a significant impact on the revaluation of investment properties for fiscal years 2016 and 2018. The value of the Company investment properties is determined in U.S. dollar pursuant to the methodologies further described in “Critical Accounting Policies and estimates” and then determined in pesos (the Company functional and presentation currency). Retail property markets have historically been cyclical and future cyclical changes may result in fluctuations in the fair value of our properties and adversely affect our financial condition and results of operations.

Our results of operations may be affected by foreign currency fluctuations and the inflation in Argentina. For more information see “—Effects of inflation” and “—Effects of foreign currency fluctuations.”

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

●
“Offices” includes the lease of offices and other rental properties and services related to these properties.

●
“Sales and Developments” includes the sales of undeveloped parcels of land and properties, and activities related to the development and maintenance of such properties.

●
“Others” includes the financing activities developed through our associated company Tarshop S.A., our residual consumer financing transactions and the operations developed by our subsidiary EHSA.

We introduced a change in the way the CODM evaluates performance for "offices and others" and "sales and developments" segments. For those investment properties sold in our offices and others segment, their change in fair value (or realized gain) is now shown as part of the sales and developments segment. The changes have affected (1) “offices and others” and “sales and developments” segments in the fiscal year ended June 30, 2017, which are related to the allocation of the realized changes in fair value of investment properties in “sales and developments” segment; and (2) “offices and others” and “financial operations and others” in the period ended March 31, 2018, changing the name of the latter to “Others” and adding the operations developed by our subsidiary EHSA. These changes have been retroactively effected for all periods presented in accordance with IFRS 8.

The following table sets forth certain operating and financial data by business segment for the fiscal years indicated:

	For the fiscal years endedJune 30,
	2018	2017	2016
	(in millions of Ps.)
Shopping Malls
Revenues	3,664.7	3,046.6	2,409.1
Operating income	14,060.1	4,258.0	17,905.0
Segment Adjusted EBITDA	2,748.2	2,207.3	1,793.3
Segment Net Operating Income	3,124.9	2,526.5	2,033.5
Offices
Revenues	492.1	401.8	284.1
Operating income	5,399.7	1,366.4	1,101.8
Segment Adjusted EBITDA	367.0	308.2	238.8
Segment Net Operating Income	406.1	346.4	263.5
Sales and Developments
Revenues	105.5	99.1	2.7
Operating income	1,071.4	221.5	389.7
Segment Adjusted EBITDA	93.1	94.1	137.6
Segment Net Operating Income	98.1	128.7	165.7
Others
Revenues	9.3	0.9	1.0
Operating income	28.8	12.5	(0.9)
Segment Adjusted EBITDA	(16.8)	12.5	(0.9)
Segment Net Operating Income	(12.4)	(2.1)	(0.9)

The average of the seller exchange rate for the fiscal year 2018, quoted by Banco de la Nación Argentina was Ps.19.4888.

The table below presents a reconciliation of Adjusted Segment EBITDA, Consolidated Adjusted EBITDA, Consolidated EBITDA and the to profit for the period correspond at June 2018:

		For the fiscal year ended June 30, 2018
	Shopping Malls	Offices	Sales and developments	Others	Total Urban properties and investments
			(in thousands of Ps.)
Segment profit before financing and taxation	14,060,096	5,399,664	1,071,352	48,954	20,580,066
Depreciation and amortization	28,223	9,747	1,170	—	39,140
Unrealized gain from fair value adjustment of investment properties	11,340,085	5,042,427	979,377	45,580	17,407,469
Share in profit of associates and joint ventures	—	—		20,171	20,171
Adjusted Segment EBITDA	2,748,234	366,984	93,146	(16,797)	3,191,566

Adjustment for expenses and collective promotion funds					(24,079)
Adjustment for share in profit (loss) of joint ventures					(125,626)
Share in profit (loss) of associates and joint ventures					118,768
Consolidated Adjusted EBITDA					3,160,630

Other financial results, net					(68,888)
Fair value gains of financial assets and liabilities at fair value through profit or loss					2,041,061
Gain/loss from derivative financial instruments					227,378
Foreign exchange differences, net					(5,993,197)
Share of profit of associates and joint ventures					639,525
Unrealized results due to the revaluation of the fair value of our investment properties					16,669,347
Consolidated EBITDA					16,675,856
Depreciation and amortization					(45,114)
Income tax expense					(286,506)
Interest expense					(928,218)
Interest income					240,005
Total profit for the year					15,656,023

The table below presents a reconciliation of Adjusted Segment EBITDA, Consolidated Adjusted EBITDA, Consolidated EBITDA and the to profit for the period correspond at June 2017:

		For the fiscal year ended June 30, 2017
	Shopping Malls	Offices	Sales and developments	Others	Total Urban properties and investments
			(in thousands of. Ps)
Segment profit before financing and taxation	4,257,978	1,366,379	221,504	26,182	5,872,044
Depreciation and amortization	17,433	6,409	625	—	24,467
Unrealized gain from fair value adjustment of investment properties	2,068,103	1,064,586	128,022	—	3,260,711
Share in profit of associates and joint ventures	—	—	—	13.677	13,678
Adjusted Segment EBITDA	2,207,308	308,202	94,107	12,505	2,622,122

Adjustment for expenses and collective promotion funds					(20,479)
Adjustment for share in profit (loss) of joint ventures					(73,923)
Share in profit (loss) of associates and joint ventures					53,438
Consolidated Adjusted EBITDA					2,581,158

Other financial results, net					(65,186)
Fair value gains of financial assets and liabilities at fair value through profit or loss					203,087
Gain from derivative financial instruments					81,105
Foreign exchange differences, net					(550,408)
Share of profit of associates and joint ventures					152,703
Unrealized results due to the revaluation of the fair value of our investment properties					3,068,248
Consolidated EBITDA					5,470,707
Depreciation and amortization					(28,540)
Income tax expense					(1,609,181)
Interest expense					(639,768)
Interest income					184,296
Total profit for the year					3,377,514

The table below presents a reconciliation of Adjusted Segment EBITDA, Consolidated Adjusted EBITDA, Consolidated EBITDA and the to profit for the period correspond at June 2016:

		For the fiscal year ended June 30, 2016
	Shopping Malls	Offices	Sales and developments	Others	Total Urban properties and investments
			(in thousands of Ps.)
Segment profit (loss) before financing and taxation	17,905,001	1,101,787	389,682	(11,934)	19,384,536
Depreciation and amortization	19,992	4,416	485	—	24,893
Unrealized gain from fair value adjustment of investment properties	16,131,702	867,413	252,570	—	17,251,685
Share in profit / (loss) of associates and joint ventures	—	—	—	(11,017)	(11,017)
Adjusted Segment EBITDA	1,793,292	238,790	137,597	(917)	2,168,761

Adjustment for expenses and collective promotion funds					(19,627)
Adjustment for share in profit (loss) of joint ventures					(124,213)
Share in profit (loss) of associates and joint ventures					116,510
Consolidated Adjusted EBITDA					2,141,431

Other financial results, net					(100,051)
Fair value gains of financial assets and liabilities at fair value through profit or loss					466,328
Gain from derivative financial instruments					1,248,374
Foreign exchange differences, net					(1,815,553)
Share of profit of associates and joint ventures					204,299
Unrealized results due to the revaluation of the fair value of our investment properties					16,919,859
Consolidated EBITDA					19,064,687
Depreciation and amortization					(22,944)
Income tax expense					(6,278,894)
Interest expense					(612,486)
Interest income					102,169
Total profit for theyear					12,252,532

	For the fiscal year ended June 30, 2018
	Shopping Malls	Offices	Sales and developments	Others	Total Urban properties and investments
			(in thousands of Ps.)
Gross profit (loss)	3,334,866	443,689	86,837	(10,426)	3,854,966
Selling expenses	(238,170)	(47,362)	(10,635)	(1,955)	(298,122)
Net realized gain on changes in fair value of investment property	—	—	20,770	—	20,770
Depreciation and amortization	28,223	9,747	1,171	—	39,141
Segment NOI	3,124,919	406,074	98,143	(12,381)	3,616,755

Adjustment for expenses and collective promotion funds					(24,079)
Adjustment for share in profit (loss) of joint ventures					(15,155)
Adjustment for selling expenses					3,257
Consolidated NOI					3,580,778

Depreciation and amortization					(45,114)
Net realized gain on changes in fair value of investment property					(20,770)
Selling expenses					294,865
Gross profit for the year					3,809,759

	For the fiscal year ended June 30, 2017
	Shopping Malls	Offices	Sales and developments	Others	Total Urban properties and investments
			(in thousands of Ps.)
Gross profit	2,697,143	373,859	76,602	843	3,148,447
Selling expenses	(188,081)	(33,871)	(13,740)	(2,982)	(238,674)
Net realized gain on changes in fair value of investment property	—	—	65,165	—	65,165
Depreciation and amortization	17,433	6,409	625	—	24,467
Segment NOI	2,526,495	346,397	128,652	(2,139)	2,999,405

Adjustment for expenses and collective promotion funds					(20,479)
Adjustment for share in profit (loss) of joint ventures					(26,519)
Adjustment for selling expenses					2,146
Consolidated NOI					2,954,553

Depreciation and amortization					(28,540)
Net realized gain on changes in fair value of investment property					(65,165)
Selling expenses					236,528
Gross profit for the year					3,097,376

	For the fiscal year ended June 30, 2016
	Shopping Malls	Offices	Sales and developments	Others	Total Urban properties and investments
			(in thousands of Ps.)
Gross profit (loss)	2,158,776	271,883	(3,041)	936	2,428,554
Selling expenses	(145,278)	(12,824)	(4,264)	(1,835)	(164,201)
Net realized gain on changes in fair value of investment property	—	—	172,544	—	172,544
Depreciation and amortization	19,992	4,416	485	—	24,893
Segment NOI	2,033,490	263,475	165,724	(899)	2,461,790

Adjustment for expenses and collective promotion funds					(19,627)
Adjustment for share in profit (loss) of joint ventures					(12,580)
Adjustment for selling expenses					1,980
Consolidated NOI					2,431,563

Depreciation and amortization					(22,944)
Net realized gain on changes in fair value of investment property					(172,544)
Selling expenses					162,221
Gross profit for the year					2,398,296

As explained in Note 6 to our Audited Financial Statements, the operating income from our joint ventures NPSF and Quality Invest S.A. are reported under the proportional consolidation method for segment reporting purposes. Under this method, income/loss generated by joint ventures is reported in the Consolidated Statements of Comprehensive Income line-by-line, rather than in a single item as required by IFRS.

 Management believes that the proportional consolidation method provides more useful information to assess the return of these businesses, because the assets and income or loss generated by consolidated operations are similar to that booked under the equity method. This is because under the proportional consolidation method revenues and expenses are reported separately, instead of offsetting and reporting them as a single item in the Consolidated Statements of Comprehensive Income. Therefore, the proportional consolidation method is used by our CODM, to assess and understand the impact on our results of operations of these businesses as a whole.

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

	For the fiscal year ended June 30, 2018
	Totalsegmentreporting	Adjustment forexpenses andcollectivepromotionfund(1)	Adjustment forshare ofprofit/ (loss)of jointventures	Total as perstatement ofcomprehensiveincome
	(in thousands of Ps.)
Revenues	4,271,598	1,717,000	(39,391)	5,949,207
Costs	(416,632)	(1,747,051)	24,236	(2,139,447)
Gross profit (loss)	3,854,966	(30,051)	(15,155)	3,809,760
Changes in fair value of investment property	17,428,239	—	(738,122)	16,690,117
General and administrative expenses	(416,338)	—	1,096	(415,242)
Selling expenses	(298,122)	—	3,257	(294,865)
Other operating results, net	(8,850)	—	3,945	(4,905)
Profit (loss) from operations	20,559,895	(30,051)	(744,979)	19,784,865
Share of profit of associates and joint ventures	20,171	—	619,354	639,525
Segment profit (loss) before financing and taxation	20,580,066	(30,051)	(125,625)	20,424,390

	For the fiscal year ended June 30, 2017
	Totalsegmentreporting	Adjustment forexpenses andcollectivepromotionfund(1)	Adjustment forshare ofprofit/ (loss)of jointventures	Total as perstatement ofcomprehensiveincome
	(in thousands of Ps.)
Revenues	3,548,382	1,488,187	(39,407)	4,997,162
Costs	(399,935)	(1,512,738)	12,887	(1,889,786)
Gross profit (loss)	3,148,447	(24,551)	(26,520)	3,097,376
Changes in fair value of investment property	3,325,876	—	(192,463)	3,133,413
General and administrative expenses	(324,961)	—	2,785	(322,176)
Selling expenses	(238,674)	—	2,146	(236,528)
Other operating results, net	(52,322)	—	1,103	(51,219)
Profit (loss) from operations	5,858,366	(24,551)	(212,949)	5,620,866
Share of profit of associates and joint ventures	13,677	—	139,026	152,703
Segment profit (loss) before financing and taxation	5,872,043	(24,551)	(73,923)	5,773,569

	For the fiscal year ended June 30, 2016
	Totalsegmentreporting	Adjustment forexpenses andcollectivepromotionfund(1)	Adjustment forshare ofprofit/ (loss)of jointventures	Total as perstatement ofcomprehensiveincome
	(in thousands of Ps.)
Revenues	2,696,911	1,183,627	(22,038)	3,858,500
Costs	(268,357)	(1,201,305)	9,458	(1,460,204)
Gross profit (loss)	2,428,554	(17,678)	(12,580)	2,398,296
Changes in fair value of investment property	17,424,229	—	(331,826)	17,092,403
General and administrative expenses	(222,247)	—	667	(221,580)
Selling expenses	(164,201)	—	1,980	(162,221)
Other operating results, net	(70,782)	—	2,230	(68,552)
Profit from operations	19,395,553	(17,678)	(339,529)	19,038,346
Share of profit (loss) of associates and joint ventures	(11,017)	—	215,316	204,299
Segment profit (loss) before financing and taxation	19,384,536	(17,678)	(124,213)	19,242,645

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

Property appraisals require a significant level of estimation uncertainty and appraisal of our investment properties is a central component of our business. In estimating fair value of our properties portfolio, we engaged a third party qualified commercial real estate appraisal and consulting firm to perform appraisals of our investment properties. Information about the valuation techniques and inputs used in determining the fair value of our property portfolio is also disclosed in Note 2 to our Audited Financial Statements.

Our investment properties comprise shopping malls, office buildings, other rental properties and land reserves. The main measurement differences resulting from the application of the fair value model to our investment properties as compared to the cost model were as follows:

●
The reversal of depreciation expense of investment properties previously recorded in our financial statements under the cost model;

●
Recognition of net gain from fair value adjustments of investments properties;

●
The reversal of gain from disposal of investment properties;

●
Increase in the depreciation expense of property, plant and equipment due to the transfers from investment properties to property, plant and equipment at a re-valued amount;

●
Changes in the share of profit and loss of associates and joint ventures resulting from application of the same accounting policy as that issued by us;

●
Impact in deferred income tax;

●
The impact of fair value measurement of our investment properties on the transition date to IFRS was recognized in a special reserve not subject to distribution.

●
Subsequent changes as a net gain from fair value adjustments of investment properties in the consolidated statement of Comprehensive Income and accumulated retain earnings.

The valuation of our portfolio of investment properties was made by independent qualified appraisers with relevant professional qualifications and experience in the segments of the investment properties appraised. Our finance department includes a team that reviews the appraisals received from the independent appraisers for financial reporting purposes that we refer to as the “review team.” At each fiscal year end, the review team: (i) verifies all assumptions relevant to the appraisal and the valuation report; (ii) assesses changes in the property valuations compared to valuations from prior periods; (iii) confers with the independent appraisers to verify the underlying bases on which the appraisals were undertaken; and (iv) provides the external appraiser with and validates that the external appraiser utilized all data inputs relevant to the valuation model such as lease contracts, amendments, etc. Our board of directors ultimately approves the fair value calculations for recording into the financial statements.

For appraisal purposes, our investment properties are appraised using either level 2 or level 3 appraisal methodologies, as defined in IFRS 13, in the fair value hierarchy. There were no transfers between levels during the fiscal year presented in this annual report. In the context of property appraisals, a level 1 appraisal method is based on quoted market value for the specified property; level 2 valuations include multiple inputs including directly attributable to the subject property or indirectly included from similar properties; and level 3 valuations rely on unobservable inputs including future projected cash flows, location of the property being appraised, and other factors.

We use different appraisal methods depending on the type of property being appraised.

The fair value of the Company's portfolio of shopping malls is determined by the income approach. Under the income approach, the Company uses a cash flow model discounted to present value. The Company determines expected cash flows relating to each shopping mall property and adjusts these cash flows using the appropriate discount rate. The Company projects each property's cash flows in pesos, which is the Company's functional currency, and these cash flows include the effects of estimated inflation rates for the projected period. It is important to point out that due to the current structure of the Company's lease contracts, generally shopping mall leases include provisions that provide for payment of variable rent based on sales of the Company's shopping mall tenants. Therefore, the projected cash flows for these properties generally are highly correlated with GDP growth and inflation rates. Due to the inestability of the Argentine economy there is no available long-term peso-denominated interest rate to discount the projected inflation-adjusted cash flows of the Company's shopping mall properties. Accordingly, for these purposes, the Company translates projected peso-denominated cash flows into U.S. dollars using a projected U.S. dollar-peso exchange rate for the period involved. Once the U.S. dollar-equivalent projected cash flows are determined, they are then discounted at a U.S. dollar denominated long-term interest rate, which is intended to reflect the Company's cost of capital. The present value so determined in U.S. dollars is then recorded in pesos in the Company's financial statements using the prevailing exchange rate at the balance sheet date. Although the present value of the Company's portfolio may remain stable or decrease in U.S. dollars, any depreciation or devaluation of the peso against the U.S. dollar would increase the value of the Company's investment properties as presented in pesos.

The discounted cash flow projections used to appraise our shopping mall properties were based on significant unobservable inputs including:

●
Future rental cash inflows based on the location, type and quality of the properties and supported by the terms of any existing lease, and considering the estimations of the GDP and the estimated inflation rated given by external advisors.

●
It was considered that all Shopping malls will grow with the same elasticity in relation to the evolution of the GDP and projected inflation.

●
Cash flows from future investments, expansions, or improvements in shopping malls were not considered.

●
Estimated vacancy rates taking into account current and future market conditions once the current leases expired.

●
The projected cash flows were discounted using the Company’s WACC as the discount rate for each valuation date.

●
The terminal value was determined on the basis of the growth rate and the discount rate.

●
Cash flows for properties under concession agreements were projected until the due date of agreement.

Higher growth rates (considered in calculating terminal value of the discounted cash flow model) will increase valuations, while higher discount rates will have the opposite effect. All else equal, a 1% increase in growth rates in isolation would increase the value of the property portfolio (excluding joint ventures at equity value) by Ps.2,464 million as of June 30, 2017 and Ps.3,104 million as of June 30, 2018. A 1% decrease in growth rates would reduce the value of the property portfolio by Ps.1,794 million as of June 30, 2017 and Ps.2,307 million as of June 30, 2018. Similarly, a 1% decrease in discount rates would increase the value of our property portfolio by Ps.5,445 million as of June 30, 2017 and Ps.6,796 million as of June 30, 2018,while a 1% increase in the discount rates would decrease their value by Ps.3,948 million as of June 30, 2017 and Ps.5,046 million as of June 30, 2018. These inputs are inter-related as they are determined by market conditions. Any fluctuation in more than one input would magnify the impact on the valuation of our investment properties. The impact on the valuation will be mitigated by the interrelationship of two inputs in opposite directions, so that, for example, an increase in rent receipts may be offset by an increase in the discount rates used in calculating valuations when applying the discounted cash flow model.

The fair value of the Company’s portfolio of office buildings and undeveloped parcels of land is generally determined using the market approach. Under the market approach, the Company uses prices and other relevant information derived directly from publicly available information regarding comparable market transactions. As such, the Company fair values its portfolio by reference to the price per square meter achieved in recent sales of comparable properties, adjusted for the relevant asset’s relevant characteristics, such as location, size of the property, quality of the interior design, as necessary. There has always been an active market for sales of office properties and undeveloped land in Argentina. Note that, typically real estate transactions in Argentina are negotiated and prices are transacted in U.S. dollars. Therefore, the fair market value of our office buildings and undeveloped parcels measured in pesos is significantly affected by variations of the Peso-U.S. dollar exchange rate. A devaluation or depreciation of the Peso against the U.S. dollar would increase the value of our real estate properties measured in Pesos and an appreciation of the Peso would have the opposite effect.

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

●
Status of required construction permits.

All these factors were taken into account in order to consider the future cash flows of projects under development. Otherwise, we evaluate the projects under development as the sum of the fair value of the land and the capital expenditures invested in the project as of each reporting date.

We have applied these valuation methodologies consistently for all of the periods presented.

Results of operations for the fiscal years ended June 30, 2018 and 2017

Revenues

	Fiscal year ended June 30, 2018
	Incomestatement (1)	Expenses andcollectivepromotion fund	Interest injointventures	Information bysegment(2)
	(in millions of Ps.)
Shopping Malls	5,239.3	(1,607.7)	33.1	3,664.7
Offices	595.1	(109.3)	6.3	492.1
Sales and Developments	105.5	—	—	105.5
Others	9.3	—	—	9.3
Total revenues	5,949.2	(1,717.0)	39.4	4,271.6

(1) Includes Ps.4,232.2 million in revenues from sales, leases and services and Ps.1,717.0 million in income from the Expenses and Collective Promotion Fund.
(2) See Note 6 to our Audited Financial Statements.

	Fiscal year ended June 30, 2017
	Incomestatement (1)	Expenses andcollectivepromotion fund	Interest injointventures	Information bysegment(2)
	(in millions of Ps.)
Shopping Malls	4,396.3	(1,375.9)	26.2	3,046.6
Offices	500.8	(112.3)	13.2	401.8
Sales and Developments	99.1	—	—	99.1
Others	0.9	—	—	0.9
Total revenues	4,997.2	(1,488.2)	39.4	3,548.4

(1) Includes Ps.3,509.0 million in revenues from sales, leases and services and Ps.1,488.2 million in income from the Expenses and Collective Promotion Fund.
(2) See Note 6 to our Audited Financial Statements.

Revenues from sales, leases and services, expenses and collective promotion fund, as per the income statement, increased 19.1%, from Ps.4,997.2 million during fiscal year 2017 to Ps.5,949.2 million during fiscal year 2018.

Revenues from expenses and collective promotion fund increased 15.4%, from Ps.1,488.2 million (Ps.1,375.9 million generated by Shopping Malls segment and Ps.112.3 million to the Offices segment) during fiscal year 2017 to Ps.1,717.0 million (Ps.1,607.7 million generated by Shopping Malls segment and Ps.109.3 million by Offices segment) during fiscal year 2018.

Revenues from our joint ventures were Ps.39.4 million in both fiscal years, (Ps.26.2 million generated by Shopping Malls segment and Ps.13.2 million by Offices segment during fiscal year 2017 and during fiscal year 2018, Ps.33.1 million generated by the Shopping Malls segment and Ps.6.3 million to the Offices segment).

Based on the information by segments, revenues increased by 20.4%, from Ps.3.548.4 million during fiscal year 2017 to Ps.4,271.6 million in fiscal year 2018. This increase was mainly attributable to: (i) a Ps.618.1 million increase in the revenues from the Shopping Malls segment (Ps.6.9 million of which originated in the results of our joint ventures); (ii) a Ps.90.3 million increase in the revenues from the Offices segment (which include a reduction of Ps.6.9 million originated in the results of our joint ventures); (iii) an increase of Ps.6.4 million in revenues from the Sales and Developments segment; and (iv) a Ps.8.4 million increase in revenues from the Others segment.

● Shopping Malls. Revenues from the Shopping Malls segment increased 20.3%, from Ps.3,046.6 million during fiscal year 2017 to Ps.3,664.7 million during fiscal year 2018, mainly attributable to: (i) a Ps.576.5 million increase in revenues from fixed and variable leases as a result of a 24.9% increase in the total sales of our tenants, up from Ps.34.4 million during fiscal year 2017 to Ps.43.0 million during fiscal year 2018; (ii) a Ps.81.7 million increase in the revenues from admission rights, (iii) a Ps.43.6 million increase in the revenues from parking fees; partially offset by (iv) a Ps.63.4 million decrease resulting from averaging of scheduled rent escalation.

● Offices. Revenues from the Offices segment increased Ps. 90.3 million, from Ps. 401.8 million in fiscal year 2017 to Ps. 492.1 million in fiscal year 2018, mainly as a result of the increase in the exchange rate from Ps. 16.63 as of June 30, 2017 to Ps. 28.85 as of June 30, 2018, as office leases are invoiced in dollars (but paid in Ps.).

● Sales and Developments. Revenues from the Sales and Developments segment increased Ps.6.4 million, up from Ps.99.1 million during fiscal year 2017 to Ps.105.5 million during fiscal year 2018. Such increase mainly resulted from the sales of floors in Beruti building and parking spaces in Rosario building and, since many of our sales are made in dollars, the devaluation of the Peso in fiscal year 2018.

● Others. Revenues from the Others segment increased Ps.8.4 million, up from Ps.0.9 million during fiscal year 2017 to Ps.9.3 million during fiscal year 2018, mainly due to revenues from La Arena a subsidiary that was adquired during the fiscal, which develops and operates the “Directv Arena”.

Costs

	Fiscal year ended June 30, 2018
	Incomestatement	Expenses andcollectivepromotion fund	Interest injointventures	Information bysegment(1)
	(in millions of Ps.)
Shopping Malls	(1,960.1)	1,635.6	(5.3)	(329.8)
Offices	(140.9)	111.4	(18.9)	(48.4)
Sales and Developments	(18.7)	—	—	(18.7)
Others	(19.8)	—	—	(19.8)
Total costs	(2,139.4)	1,747.1	(24.2)	(416.6)

(1) See Note 6 to our Audited Financial Statements.

	Fiscal year ended June 30, 2017
	Incomestatement	Expenses andcollectivepromotion fund	Interest injointventures	Information bysegment(1)
	(in millions of Ps.)
Shopping Malls	(1,744.7)	1,399.6	(4.4)	(349.4)
Offices	(132.5)	113.1	(8.5)	(27.9)
Sales and Developments	(22.5)	—	—	(22.5)
Others	—	—	—	—
Total costs	(1,899.8)	1,512.7	(12.9)	(399.9)

 (1) See Note 6 to our Audited Financial Statements.

Total costs, increased 12.6%, up from Ps.1,899.8 million during fiscal year 2017 to Ps.2,139.4 million during fiscal year 2018. Total costs as a percentage of total revenues decreased 38.0% during fiscal year 2017 to 36.0% during fiscal year 2018.

Costs from expenses and from collective promotion fund increased 15.5%, from Ps.1,512.7 million during fiscal year 2017 to Ps.1,747.1 million during fiscal year 2018. The variation was mainly due to an increase in expenses and collective promotion fund generated by Shopping Malls, which increased 16.9%, up from Ps.1,399.6 million during fiscal year 2017 to Ps.1,635.6 million during fiscal year 2018, mainly as a result of the inflation registered during the fiscal year 2018. The most important variation were the followings: (i) higher salaries, social security charges and other personnel expenses of Ps.103.4 million; (ii) an increase in maintenance, security, cleaning, repairs and related expenses of Ps.88.4 million (mostly attributable to increases in security and cleaning services and utility rates); and (iii) an increase in taxes, rates and contributions and other expenses of Ps.51.3 million, among other items. This was partially offset by lower expenses from the Offices segment, which decreased Ps.1.7 million, from Ps.113.1 million during fiscal year 2017 to Ps.111.4 million during fiscal year 2018, mainly due to a decrease in salaries, social security charges and other personnel expenses for Ps.2.6 million.

Costs from our joint ventures increased 87.6%, from Ps.12.9 million (Ps.4.4 million of which is attributable to the Shopping Malls segment and Ps.8.5 million to the Offices segment) during fiscal year 2017 to Ps.24.2 million (Ps.5.3 million of which is attributable to the Shopping Malls segment and Ps.18.9 million to the Offices segment) during fiscal year 2018.

Based on the information by segments, costs increased 4.2%, from Ps.399.9 million during fiscal year 2017 to Ps.416.6 million during fiscal year 2018. Total costs as a percentage of total revenues pursuant to the information by segments decreased from 11.3% during fiscal year 2017 to 9.8% during fiscal year 2018.

●
Shopping Malls. The costs of our Shopping Malls segment decreased 5.6%, from Ps.349.4 million during fiscal year 2017 to Ps.329.8 million during fiscal year 2018, mainly generated by lower costs of leases and expenses for Ps.45.1 million due to the absorption of the deficit of the collective promotion fund. This was partially offset by, in each case, such increases were also affected by the inflation registered in fiscal year 2018: (i) an increase in salaries, social security charges and other personnel expenses of Ps.15.0 million; (ii) an increase in maintenance, security, cleaning, repairs and related expenses of Ps.8.5 million (mainly due to an increase in security and cleaning expenses and utility rates); and (iii) an increase in depreciation and amortization of Ps.4.0 million, among other items. The Shopping Malls segment costs, as a percentage of revenues from this segment, decreased from 11.5% during fiscal year 2017 to 9.0% during fiscal year 2018.

●
Offices. The costs of the Offices segment increased 73.5%, from Ps.27.9 million during fiscal year 2017 to Ps.48.4 million during fiscal year 2018, mainly due to (i) an increase in leases and expenses of Ps.7.2 million; (ii) an increase in taxes, rates and contributions of Ps.3.8 million; (iii) an increase in maintenance, security, cleaning, repairs and related expenses of Ps.3.5 million, in each case, such increases were also affected by the inflation registered in fiscal year 2018; and (iv) an increase in fees and compensations for services of Ps.3.4 million. The costs of the Offices segment, as a percentage of the revenues from this segment, increased from 11.5% during fiscal year 2017 to 9.8% during fiscal year 2018.

●
Sales and Developments. The costs of the Sales and Developments segment decreased from Ps.22.5 million in fiscal year 2017 to Ps.18.7 million in fiscal year 2018, mainly due to (i) lower cost of sales of properties for Ps.4.0 million; (ii) a decrease in fees and compensations for services of Ps.0.6 million, partially offset by (iii) an increase in taxes, rates and contributions of Ps.0.7 million, among other items. The costs of the Sales and Developments segment, as a percentage of the revenues from this segment, decreased from 22.7% during 2017 to 17.7% during fiscal year 2018.

●
Others. The cost of the Others segment increased from zero during fiscal year 2017 to Ps.19.7 million during fiscal year 2018, mainly due to costs from La Arena S.A. The cost of the Others segment, as a percentage of revenues from this segment, increased 211.8% during fiscal year 2018.

Gross profit

	Fiscal year ended June 30, 2018
	Incomestatement	Expenses andcollectivepromotion fund	Interest injointventures	Information bysegment(1)
	(in millions of Ps.)
Shopping Malls	3,279.0	27.9	27.9	3,334.9
Offices	454.4	2.1	(12.7)	443.7
Sales and Developments	86.8	—	—	86.8
Others	(10.4)	—	—	(10.4)
Total gross profit	3,809.8	30.1	15.2	3,855.0

(1) See Note 6 to our Audited Financial Statements.

	Fiscal year ended June 30, 2017
	Incomestatement	Expenses andcollectivepromotion fund	Interest injointventures	Information bysegment(1)
	(in millions of Ps.)
Shopping Malls	2,651.6	23.7	21.8	2,697.1
Offices	368.3	0.9	4.7	373.9
Sales and Developments	76.6	—	—	76.6
Others	0.8	—	—	0.8
Total gross profit	3,097.4 24.6		26.5	3,148.4

(1) See Note 6 to our Audited Financial Statements.

Total consolidated gross profit, as per the income statement, increased 23.0%, from Ps.3,097.4 million during fiscal year 2017 to Ps.3,809.8 million during fiscal year 2018. Total consolidated gross profit as a percentage of total revenues increased from 62.0% in fiscal year 2017 to 64.0% in fiscal year 2018.

Gross profit from expenses and collective promotion fund increased a 22.4%, from Ps.24.6 million (Ps.23.7 million of which is attributable to the Shopping Malls segment and Ps.0.9 million to the Offices segment) during fiscal year 2017 to Ps.30.1 million (Ps.27.9 million of which is attributable to the Shopping Malls segment and Ps.2.1 million to the Offices segment) during fiscal year 2018.

Gross profit from our joint ventures decreased 42.6%, from Ps.26.5 million (Ps.21.8 million of which is attributable to the Shopping Malls segment and Ps.4.7 million to the Offices segment) during fiscal year 2017 to Ps.15.2 million (Ps.27.9 million of which is attributable to the Shopping Malls segment and Ps.12.7 million (loss) to the Offices segment) during fiscal year 2018.

Based on the information by segments, total gross profit increased 22.4%, from Ps.3,148.4 million during fiscal year 2017 to Ps.3,855.0 million during fiscal year 2018. Total gross profit as a percentage of total revenues went from 88.7% during fiscal year 2017 to 90.2% during fiscal year 2018.

●
Shopping Malls. Gross profit from the Shopping Malls segment increased 23.6%, from Ps.2,697.1 million during fiscal year 2017 to Ps.3,334.9 million for fiscal year 2018, mainly as a result of an increase in total sales of our tenants due to the inflation registered in fiscal year 2018, giving rise to higher rental percentages under our lease agreements. Gross profit from our Shopping Malls segment as a percentage of revenues for the segment increased from 88.5% during fiscal year 2017 to 91.0% during fiscal year 2018.

●
Offices. Gross profit from the Offices segment increased 18.7%, from Ps.373.9 million during fiscal year 2017 to Ps.443.7 million during fiscal year 2018. Gross profit from the Offices segment as a percentage of revenues from this segment decreased from 93.1% during fiscal year 2017 to 90.2% during fiscal year 2018, mainly as a result of a higher increase in this segment's costs against revenues as explained above for this year.

●
Sales and Developments. Gross profit from the Sales and Developments segment experienced an increase of Ps.10.2 million, from a profit of Ps.76.6 million during fiscal year 2017 to a profit of Ps.86.8 million during fiscal year 2018. This increase mainly resulted from higher revenues from sales of the floors in Beruti building and parking spaces in Rosario building during fiscal year 2018. Gross profit from the Sales and Developments segment as a percentage of the revenues from this segment increased from 77.3% during fiscal year 2017 to 82.3% during fiscal year 2018, mainly as a result of higher sales during this fiscal year.

●
Others. Gross profit from the Others segment experienced a significant variation during this fiscal year, from a profit of Ps.0.8 million during fiscal year 2017 to a loss of Ps.10.4 million during fiscal year 2018, mainly due to a higher increase in the costs of Ps.19.7 million of this segment compared to the revenues of Ps.8.4 million as explained above during this fiscal year.

Changes in fair value of investment properties

	Fiscal year ended June 30, 2018
	Incomestatement	Expenses andcollectivepromotion fund	Interest injointventures	Information bysegment(1)
	(in millions of Ps.)
Shopping Malls	11,268.9	—	71.1	11,340.1
Offices	4,375.4	—	667.0	5,042.4
Sales and Developments	1,000.1	—	—	1,000.1
Others	45.6	—	—	45.6
Total changes in fair value of investment properties	16,690.1	—	738.1	17,428.2

 (1) See Note 6 to our Audited Financial Statements.

	Fiscal year ended June 30, 2017
	Incomestatement	Expenses andcollectivepromotion fund	Interest injointventures	Information bysegment(1)
	(in millions of Ps.)
Shopping Malls	2,057.4	—	10.7	2,068.1
Offices	882.8	—	181.7	1,064.6
Sales and Developments	193.2	—	—	193.2
Others	—	—	—	—
Total changes in fair value of investment properties	3,133.4	—	192.5	3,325.9

 (1) See Note 6 to our Audited Financial Statements.

Net gain from changes in fair value of our combined portfolio of investment properties for the fiscal year ended June 30, 2018 was Ps.17,428.2 million (Ps.11,340.1 million from our Shopping Malls segment; Ps.5,042.4 million from the Offices segment; Ps.1,000.1 million from the Sales and Developments segment, and Ps.45.6 million from the Others segment). The net impact in the peso values of our properties was primarily a consequence of:

(i)
a 44 basis points increase in the discount rate applied in calculating the present value of projected cash flows used to estimate fair value of our shopping mall properties that resulted in a decrease in value of Ps.1,399.8 million, mainly as a result of an increase of cost of capital in Argentina;
(ii)
a net positive impact of Ps.7,760.1 million generated by an increase of Ps.7,012.3 million in the projected cash flows considering estimated inflation for the shopping malls DCF, a decrease of Ps.14,436.5 million due to the conversion into U.S. dollars of the projected cash flows considering estimated US$/Ps. exchange rates and a positive effect of Ps.15,184.3 million due to the conversion of the value in dollars of our shopping malls into pesos at the year-end exchange rate;
(iii)
our segments Offices and Sales and Developments, increased Ps.6,021.7 million in the value of our properties as measured in pesos, mainly as a result of  the Peso depreciated in fiscal year 2018 by approximately 73.5% against the U.S. dollar (from Ps.16.63 to Ps.28.85 to US$1.00). In addition, we recorded a realized fair value on disposal of office properties of Ps.20.8 million during the fiscal year ended June 30, 2018 compared to Ps.65.2 million in the comparable period in 2017, due to the sale of leasable offices and parking spaces at several buildings; and
(iv)
an additional positive effect of Ps.4,970.0 million due to the decrease in the income tax rate used in the methodology applied to value discounted cash flows; such amendment was set forth by the fiscal reform recently approved, where it was set forth that the income tax rate will be gradually reduced to 30% for fiscal periods beginning at January 1, 2018 through December 31, 2019, and to 25% for fiscal periods beginning at January 1, 2020 onwards.

General and administrative expenses

	Fiscal year ended June 30, 2018
	Incomestatement	Expenses andcollectivepromotion fund	Interest injointventures	Information bysegment(1)
	(in millions of Ps.)
Shopping Malls	(319.6)	—	(0.6)	(320.2)
Offices	(38.9)	—	(0.5)	(39.4)
Sales and Developments	(38.6)	—	—	(38.6)
Others	(18.1)	—	—	(18.1)
Total general and administrative expenses	(415.2)	—	(1.1)	(416.3)

(1) See Note 6 to our Audited Financial Statements.

	Fiscal year ended June 30, 2017
	Incomestatement	Expenses andcollectivepromotion fund	Interest injointventures	Information bysegment(1)
	(in millions of Ps.)
Shopping Malls	(259.2)	—	(2.3)	(261.5)
Offices	(31.0)	—	(0.5)	(31.5)
Sales and Developments	(30.5)	—	—	(30.5)
Others	(1.5)	—	—	(1.5)
Total general and administrative expenses	(322.2)	—	(2.8)	(325.0)

(1) See Note 6 to our Audited Financial Statements.

Administrative expenses, as per the income statement, increased 28.9%, from Ps.322.2 million during fiscal year 2017 to Ps.415.2 million during fiscal year 2018. Total administrative expenses as a percentage of total revenues increased slightly from 6.4% during fiscal year 2017 to 7.0% during fiscal year 2018.

Administrative expenses from our joint ventures decreased from Ps.2.8 million (Ps.2.3 million generated by Shopping Malls segment and Ps.0.5 million to the Offices segment) during fiscal year 2017 to Ps.1.1 million (Ps.0.6 million generated by Shopping Malls segment and Ps.0.5 million by the Offices segment) during fiscal year 2018.

Based on the information by segment, administrative expenses increased by 28.1%, from Ps.325.0 million during fiscal year 2017 to Ps.416.3 million during fiscal year 2018, mainly as a result of: (i) a Ps.58.7 million increase in administrative expenses of our Shopping Malls segment, (ii) a Ps.7.9 million increase in administrative expenses of our Offices segment, (iii) a Ps.8.1 million increase in administrative expenses of our Sales and Developments segment, and (iv) a Ps.16.6 million increase in administrative expenses of our Others segment. Administrative expenses, pursuant to the information by segments, as a percentage of total revenues, increased from 9.2% during fiscal year 2017 to 9.7% during fiscal year 2018.

●
Shopping Malls. Administrative expenses of Shopping Malls increased 22.5%, from Ps.261.5 million during fiscal year 2017 to Ps.320.2 million during fiscal year 2018, mainly due to: (i) an increase of Ps.26.7 million in directors’ fees; (ii) a Ps.15.0 million increase in salaries, social security charges and other personnel expenses; (iii) an increase of Ps.8.4 million in maintenance, repair and service expenses and employees’ travel expenses, and (iv) a Ps.4.4 million increase in amortizations. Administrative expenses of Shopping Malls as a percentage of revenues from such segment increased from 8.6% during fiscal year 2017 to 8.7% during fiscal year 2018.

●
Offices. Administrative expenses of the Offices segment increased Ps.7.9 million, from Ps.31.5 million during fiscal year 2017 to Ps.39.4 million during fiscal year 2018, mainly as a result of: (i) an increase of Ps.3.1 million in directors’ fees; (ii) a Ps.1.9 million increase in salaries, social security charges and other personnel expenses; and (iii) a Ps.1.1 million increase in banking expenses. Administrative expenses of the Offices segment as a percentage of revenues from this segment increased from 7.8% during fiscal year 2017 to 8.0% during fiscal year 2018.

●
Sales and Developments. Administrative expenses of the Sales and Developments segment increased from Ps.8.1 million, from Ps.30.5 million during fiscal year 2017 to Ps.38.6 million during fiscal year 2018, mainly as a result of: (i) an increase of Ps.3.1 million in directors’ fees; (ii) a Ps.1.9 million increase in salaries, social security charges and other personnel expenses; and (ii) an increase of Ps.1.1 million in banking expenses, among other items. Administrative expenses of the Sales and Developments segment as a percentage of revenues from this segment rose from 30.7% during fiscal year 2017 to 36.5% during fiscal year 2018.

●
Others. Administrative expenses of the Others segment experienced a strong variation, from Ps.1.5 million during fiscal year 2017 to Ps.18.1 million during fiscal year 2018, mainly due to expenses of La Arena , related to the operation of the “DIRECTV ARENA”.

Selling expenses

	Fiscal year ended June 30, 2018
	Incomestatement	Expenses andcollectivepromotion fund	Interest injointventures	Information bysegment(1)
	(in millions of Ps.)
Shopping Malls	(235.9)	—	(2.3)	(238.2)
Offices	(46.4)	—	(1.0)	(47.4)
Sales and Developments	(10.6)	—	—	(10.6)
Others	(2.0)	—	—	(2.0)
Total selling expenses	(294.9)	—	(3.3)	(298.1)

(1) See Note 6 to our Audited Financial Statements.

	Fiscal year ended June 30, 2017
	Incomestatement	Expenses andcollectivepromotion fund	Interest injointventures	Information bysegment(1)
	(in millions of Ps.)
Shopping Malls	(186.5)	—	(1.6)	(188.1)
Offices	(33.3)	—	(0.6)	(33.9)
Sales and Developments	(13.7)	—	—	(13.7)
Others	(3.0)	—	—	(3.0)
Total selling expenses	(236.5)	—	(2.1)	(238.7)

(1) See Note 6 to our Audited Financial Statements.

Selling expenses, increased 24.7%, from Ps.236.5 million during fiscal year 2017 to Ps.294.9 million during fiscal year 2018. Selling expenses as a percentage of total revenues increased from 4.7% during fiscal year 2017 to 5.0% during fiscal year 2018.

Selling expenses from our joint ventures showed an increase, from Ps. 2.1 million during fiscal year 2017 (Ps. 1.6 million of which is attributable to the Shopping Malls segment and Ps. 0.6 million to the Offices segment) to Ps. 3.3 million during fiscal year 2018 (Ps. 2.3 million of which is attributable to the Shopping Malls segment and Ps. 1.0 million to the Offices segment).

Based on information by segment Selling expenses increased 24.9%, from Ps. 238.7 million during fiscal year 2017 to Ps. 298.1 million during fiscal year 2018. This increase was mainly attributable to: (i) a Ps.50.1 million increase in selling expenses of the Shopping Malls segment; (ii) higher selling expenses of Ps.13.5 million from the Offices segment, partially offset by (iii) lower selling expenses of Ps.3.1 million from the Sales and Developments segment, and (iv) a Ps.1.0 million decrease in selling expenses from the Others segment. Selling expenses (taking into account selling expenses derived from our joint ventures and inter-segment eliminations) as a percentage of total revenues increased from 6.7% during fiscal year 2017 to 7.0% during fiscal year 2018.

● Shopping Malls. Selling expenses from the Shopping Malls segment increased 26.6%, from Ps.188.1 million during fiscal year 2017 to Ps.238.2 million during fiscal year 2018, mainly as a result of: (i) an increase in taxes, rates and contributions of Ps.28.1 million, mainly generated by higher turnover taxes; and (ii) a Ps.21.7 million increase in loan losses charges. Selling expenses as a percentage of revenues from the Shopping Malls segment rose from 6.2% during fiscal year 2017 to 6.5% during fiscal year 2018.

● Offices. Selling expenses from the Offices segment increased Ps.13.5 million, from Ps.33.9 million during fiscal year 2017 to Ps.47.4 million during fiscal year 2018, mainly as a result of (i) an increase in loan losses charges of Ps.11.2 million; and (ii) an increase in taxes, rates and contributions of Ps.2.6 million, mainly generated by higher turnover taxes. Selling expenses from the Offices segment as a percentage of the revenues from such segment increased from 8.4% during fiscal year 2017 to 9.6% during fiscal year 2018.

● Sales and Developments. Selling expenses from our Sales and Developments segment decreased Ps.3.1 million, from Ps.13.7 million during fiscal year 2017 to Ps.10.6 million during fiscal year 2018, mainly due to: (i) a decrease in taxes, rates and contributions of Ps.4.2 million, partially offset by: (ii) an increase in fees and compensations for services of Ps.1.7 million.

● Others. Selling expenses from the Others segment decreased Ps.1.0 million, from Ps.3.0 million during fiscal year 2017 to Ps.2.0 million during fiscal year 2018, mainly as a result of lower loan losses related to the consumer financing residual activity.

Other operating results, net

	Fiscal year ended June 30, 2018
	Incomestatement	Expenses andcollectivepromotion fund	Interest injointventures	Information bysegment (1)
	(in millions of Ps.)
Shopping Malls	(52.5)	—	(3.9)	(56.5)
Offices	0.3	—	—	0.3
Sales and Developments	33.6	—	—	33.6
Others	13.7	—	—	13.7
Total other operating results, net	(4.9)	—	(3.9)	(8.9)

(1) See Note 6 to our Audited Financial Statements.

	Fiscal year ended June 30, 2017
	Incomestatement	Expenses andcollectivepromotion fund	Interest injointventures	Information bysegment (1)
	(in millions of Ps.)
Shopping Malls	(56.3)	—	(1.4)	(57.7)
Offices	(7.2)	—	0.5	(6.7)
Sales and Developments	(3.9)	—	(0.2)	(4.1)
Others	16.2	—	—	16.2
Total other operating results, net	(51.2)	—	(1.1)	(52.3)

(1) See Note 6 to our Audited Financial Statements.

Other operating results, net, decreased Ps.46.3 million, from a Ps.51.2 million loss during fiscal year 2017 to a Ps.4.9 million loss during fiscal year 2018. Other operating results, net as a percentage of total revenues declined from (1.0)% during fiscal year 2017 to (0.1)% during fiscal year 2018.

Other operating results, net from our joint ventures increased Ps.2.8 million, from Ps.1.1 million (Ps.1.4 million of which were allocated to the Shopping Malls segment, Ps.0.2 million to the Sales and Developments segment and Ps.0.5 million (profit) to the Offices segment) during fiscal year 2017 to Ps.3.9 million (which were allocated to the Shopping Malls segment) during fiscal year 2018.

Based on information by segment, other operating results, net declined from a loss of Ps.52.3 million during fiscal year 2017 to a loss of Ps.8.9 million during fiscal year 2018, mainly as a result of (i) a higher charge of Ps.37.7 million in other operating results, net from the Sales and Developments segment; (ii) a lower loss of Ps.7.0 million in other operating results, net from the Offices segment; (iii) a lower loss of Ps.1.2 million in other operating results, net from the Shopping Malls segment, partially offset by: (iv) a lower profit of Ps.2.5 million in other operating results, net from the Others segment. Other operating results, net as a percentage of revenues declined from 1.5% during fiscal year 2017 to 0.2% during fiscal year 2018.

●
Shopping Malls. Other operating results, net from the Shopping Malls segment decreased 2.2%, from a loss of Ps.57.7 million during fiscal year 2017 to a loss of Ps.56.5 million during fiscal year 2018, mainly as a result of: (i) a lower charge for donations of Ps.20.9 million, partially offset by (ii) a higher charge for lawsuits and contingencies of Ps.12.1 million; and (iii) a higher charge for directors fees of Ps.5.8 million. Other operating results, net from this segment as a percentage of the revenues from this segment decreased from 1.9% during fiscal year 2017 to 1.5% during fiscal year 2018.

●
Offices. Other operating results, net from the Offices segment went from a loss of Ps.6.7 million during fiscal year 2017 to a profit of Ps.0.3 million during fiscal year 2018, mainly attributable to: (i) a higher charge of Ps.2.7 million in directors fees and; (ii) a lower charge for donations of Ps.1.8 million. Other operating results, net from this segment as a percentage of the revenues from this segment decreased from 1.7% during fiscal year 2017 to 0.1% during fiscal year 2018.

●
Sales and Developments. Other operating results, net from the Sales and Developments segment changed from a loss of Ps.4.1 million during fiscal year 2017 to a profit of Ps.33.6 million during fiscal year 2018, attributable to: (i) a higher profit due to the sale of the second floor in the Intercontinental Building for Ps.34.7 million; and (ii) a lower loss for donations of Ps.1.9 million. Other operating results, net from this segment as a percentage of the revenues from this segment decreased from 4.1% during fiscal year 2017 to 31.8% during fiscal year 2018.

●
Others. Other operating results, net from the Others segment decreased from Ps.2.5 million, from a profit of Ps.16.2 million during fiscal year 2017 to a profit of Ps.13.7 million during fiscal year 2018, due to an increase in the royalty withLRSA, offset by the revaluation of the equity interest held befor the bussinnes combination of EHSA during fiscal year 2017.

Profit from operations

	Fiscal year ended June 30, 2018
	Incomestatement	Expenses andcollectivepromotion fund	Interest in jointventures	Information bysegment (1)
	(in millions of Ps.)
Shopping Malls	13,939.9	28.0	92.2	14,060.1
Offices	4,744.7	2.1	652.8	5,399.7
Sales and Developments	1,071.5	—	—	1,071.4
Others	28.9	—	—	28.8
Total profit from operations	19,784.9	30.1	745.0	20,559.9

(1) See Note 6 to our Audited Financial Statements.

	Fiscal year ended June 30, 2017
	Incomestatement	Expenses andcollectivepromotion fund	Interest in jointventures	Information bysegment (1)
	(in millions of Ps.)
Shopping Malls	4,207.0	23.7	27.2	4,258.0
Offices	1,179.6	0.8	185.8	1,366.4
Sales and Developments	221.7	—	(0.2)	221.5
Others	12.5	—	—	12.5
Total profit from operations	5,620.9	24.6	212.9	5,858.4

(1) See Note 6 to our Audited Financial Statements.

Total profit from operations, increased 252.0%, from Ps.5,620.9 million during fiscal year 2017 to Ps.19,784.9 million during fiscal year 2018. Total operating income as a percentage of total revenues increased from 112.5% during fiscal year 2017 to 332.6% during fiscal year 2018.

Operating income from our joint ventures increased 249.9%, from Ps.212.9 million (Ps.185.8 million of which is attributable to the Offices segment, Ps.27.2 million to the Shopping Malls segment and Ps.0.2 million (loss) to the Sales and Developments segment) during fiscal year 2017 to Ps.745.0 million (Ps.652.8 million of which is attributable to the Offices segment and Ps.92.2 million to the Shopping Malls segment) during fiscal year 2018.

Based on the information by segment operating income increased 250.9%, from Ps.5,858.4 million during fiscal year 2017 to Ps.20,559.9 million during fiscal year 2018, mainly as a result of: (i) an increase in operating income from the Shopping Malls segment of Ps.9,802.1 million; (ii) an increase in operating income from the Offices segment of Ps.4,033.3 million, (iii) an increase in operating income from the Sales and Developments segment of Ps.849.9 million; and (iv) an increase in income from the Others segment of Ps.16.3 million. Total operating income (taking into account our joint ventures, inter-segment eliminations and eliminations for costs from expenses and collective promotion fund from the shopping malls and offices segments) as a percentage of total revenues increased from 165.1% during fiscal year 2017 to 481.3% during fiscal year 2018.

●
Shopping Malls. Operating income from the Shopping Malls segment increased 230.2% during fiscal year 2018, from Ps.4,258.0 million during fiscal year 2017 to Ps.14,060.1 million during fiscal year 2018. Operating income from the Shopping Malls segment as a percentage of the revenues from such segment increased from 139.8% during fiscal year 2017 to 383.7% during fiscal year 2018.

●
Offices. Operating income from the Offices segment increased Ps.4,033.3 million, from Ps.1,366.4 million during fiscal year 2017 to Ps.5,399.7 million during fiscal year 2018. Operating income from the Offices segment, as a percentage of the revenues from such segment, increased from 340.1% during fiscal year 2017 to 1,097.3% during fiscal year 2018.

●
Sales and Developments. Operating income from the Sales and Developments segment increased Ps.849.8 million, from Ps.221.5 million during fiscal year 2017 to Ps.1,071.4 million during fiscal year 2018.

●
Others. Operating income from the Others segment increased from Ps.12.5 million during fiscal year 2017 to Ps.28.8 million during fiscal year 2018.

Share of profit of associates and joint ventures

The share of profit of associates and joint ventures increased by Ps.486.8 million, from a profit of Ps.152.7 million during fiscal year 2017 to a profit of Ps.639.5 million during fiscal year 2018. This variation was mainly due to (i) a higher profit of Ps.422.3 million generated by our Offices segment; (ii) a higher profit of Ps.58.1 million generated by our Shopping Malls segment, and (iii) a higher profit of Ps.6.5 million from our Others segment.

●
Shopping Malls. The share of profit of associates and joint ventures from the Shopping Malls segment increased by Ps.58.1 million, from a profit of Ps.20.4 million during fiscal year 2017 to a profit of Ps.78.4 million during fiscal year 2018, mainly generated by our interest in NPSF.

●
Offices. The share of profit of associates and joint ventures from the Offices segment increased by Ps.422.3 million, from a profit of Ps.118.7 million during fiscal year 2017 to a profit of Ps.540.9 million during fiscal year 2018, mainly generated by our interest in Quality Invest S.A.

●
Others. The share of profit (loss) of associates and joint ventures from the Others segment increased by Ps.6.5 million, from a profit of Ps.13.7 million during fiscal year 2017 to a profit of Ps.20.2 million during fiscal year 2018, mainly generated by a higher profit from our investment in LRSA.

Financial results, net

Financial results, net increased 469.6%, from a loss of Ps.786.9 million during fiscal year 2017 to a loss of Ps. 4,481.9 million during fiscal year 2018.

Finance income increased by Ps.445.7 million, from Ps.242.4 million during fiscal year 2017 to Ps.688.2 million during fiscal year 2018, mainly as a result of: (i) a Ps.365.5 million increase in foreign exchange gains due to the impact of a higher Peso depreciation during fiscal year 2018 on our U.S. Dollar-denominated net assets compared to a lower depreciation during fiscal year 2017 (the Peso/Dollar exchange rate increased 73.9% during fiscal year 2018, from Ps.16.40 as of June 30, 2017 to Ps.28.40 as of June 30, 2018, while during fiscal year 2017, it increased 10.6% compared to fiscal year 2016, from Ps.14.94 as of June 30, 2016 to Ps.16.53 as of June 30, 2017), and (ii) a net increase of Ps.55.7 million in interest income, mainly generated by default interest payable by clients, and from government securities.

Financial expenses increased by 466.4%, from Ps. 1,313.3 million during fiscal year 2017 to Ps. 7,438.5 million during fiscal year 2018, mainly as a result of: (i) a Ps. 5,808.3 million increase in foreign exchange losses due to the impact of a higher Peso depreciation during fiscal year 2018 on our U.S. Dollar-denominated debt as compared to a lower depreciation during fiscal year 2017 (the Peso/Dollar exchange rate increased 73.9% during fiscal year 2018, from Ps. 16.63 as of June 30, 2017 to Ps. 28.85 as of June 30, 2018, while during fiscal year 2017, it increased 10.6% compared to fiscal year 2016, from Ps. 15.04 as of June 30, 2016 to Ps. 16.63 as of June 30, 2017).

Income from other financial results increased by Ps. 1,984.4 million, from a Ps. 284.0 million gain during fiscal year 2017 to a Ps. 2,268.4 million gain during fiscal year 2018, mainly as a result of: (i) a Ps. 1,838.0 million increase in revenues generated by the valuation of financial assets at fair value, mainly revenues from government securities and Letes linked to the U.S. dollar and (ii) a Ps. 146.3 million increase in revenues from derivative financial instruments (mainly due to the higher number of agreements executed in fiscal year 2018 as compared to fiscal year 2017).

Income tax expense

Income tax expense decreased 82.2%, from a Ps.1,609.2 million loss during fiscal year 2017 to a Ps.286.5 million loss during fiscal year 2018, mainly due to a decrease in income before income tax at the prevailing tax rate and the change in fair value.

The income tax is mainly composed by: (i) current tax wich decreased from a loss of Ps.510.1 million in 2017 to Ps.137.7 million in 2018 mainly due to the exchange difference attributable to the depreciation of the Peso against the U.S. dollar; and (ii) deferred tax which decreased from Ps.1,099.1 million in 2017 to Ps.149.8 million in 2018, mainly due to the change in the tax rate due to the tax reform.

In determining the income tax charge, we apply the deferred tax method, recognizing the temporary differences between the book value, the valuation of assets and liabilities for tax purposes and the application of tax loss carryforwards. For this reason, the amount shown as income tax reflects not only the amount payable but also the recognition of the tax on the taxable income as booked.

Total profit for the year

As a result of the factors described above, the income for the year 2018 increased 363.5%, from a profit of Ps.3,377.5 million during fiscal year 2017 to a profit of Ps.15,656.0 million during fiscal year 2018. Income attributable to our parent company's shareholders increased 363.1%, from Ps.3,260.5 million during fiscal year 2017 to Ps.15,099.9 million during fiscal year 2018. Income attributable to the non-controlling interest increased 375.1%, from Ps.117.0 million during fiscal year 2017 to Ps.556.1 million during fiscal year 2018.

Results of operations for the fiscal years ended June 30, 2017 and 2016

Revenues

	Fiscal year ended June 30, 2017
	Incomestatement (2)	Expenses andcollectivepromotion fund	Interest injointventures	Information bysegment(1)
	(in millions of Ps.)
Shopping Malls	4,396.3	(1,375.9)	26.2	3,046.6
Offices	500.8	(112.3)	13.2	401.8
Sales and Developments	99.1	—	—	99.1
Others	0.9	—	—	0.9
Total revenues	4,997.2	(1,488.2)	39.4	3,548.4

(1) See Note 6 to our Audited Financial Statements.
(2) Includes Ps.3,509.0 million in revenues from sales, leases and services and Ps.1,488.2 million in income from the Expenses and Collective Promotion Fund.

	Fiscal year ended June 30, 2016
	Incomestatement (2)	Expenses andcollectivepromotion fund	Interest injointventures	Information bysegment(1)
	(in millions of Ps.)
Shopping Malls	3,490.5	(1,101.3)	19.9	2,409.1
Offices	364.3	(82.4)	2.2	284.1
Sales and Developments	2.7	—	—	2.7
Others	1.0	—	—	1.0
Total revenues	3,858.5	(1,183.6)	22.0	2,696.9

(1) See Note 6 to our Audited Financial Statements.
(2) Includes Ps.2,674.9 million in revenues from sales, leases and services and Ps.1,183.6 million in income from the Expenses and Collective Promotion Fund.

Total revenues from sales, leases and services increased 29.5%, from Ps.3,858.5 million during fiscal year 2016 to Ps.4,997.2 million during fiscal year 2017.

Revenues from the Expenses and Collective Promotion Fund increased 25.7%, from Ps.1,183.6 million (Ps.1,101.3 million of which was generated by the Shopping Malls segment and Ps.82.4 million by the Offices segment) during fiscal year 2016 to Ps.1,488.2 million (Ps.1,375.9 million of which was generated by the Shopping Malls segment and Ps.112.3 million by the Offices segment) during fiscal year 2017.

Revenues from our joint ventures increased 79.1%, from Ps.22.0 million (Ps.19.9 million of which was generated by the Shopping Malls segment and Ps.2.2 million by the Offices segment) during fiscal year 2016 to Ps.39.4 million (Ps.26.2 million of which was generated by the Shopping Malls segment and Ps.13.2 million by the Offices segment) during fiscal year 2017.

Based on the information by segment, revenues increased 31.6%, from Ps.2,696.9 million during fiscal year 2016 to Ps.3,548.4 million during fiscal year 2017. This increase was mainly attributable to: (i) a Ps.637.5 million increase in revenues from the Shopping Malls segment (Ps.6.3 million of which was generated by our joint ventures); (ii) a Ps.117.7 million increase in the revenues from the Offices segment (Ps.11.0 million of which was generated by our joint ventures); and (iii) an increase of Ps.96.5 million in revenues from the Sales and Developments segment; partially offset by (iv) a Ps.0.1 million decrease in revenues from the Others segment.

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

●
Offices. Revenues from the Offices segment increased Ps.117.7 million, from Ps.284.1 million in fiscal year 2016 to Ps.401.8 million in fiscal year 2017. This variation mainly resulted from: (i) an increase in revenues at Quality, generated by a new contract with Cladd Industria Textil Argentina S.A; and (ii) the depreciation of the Argentine Peso against the U.S. Dollar from an exchange rate of Ps.15.04 as of June 30, 2016 to Ps.16.63 per Dollar as of June 30 2017.

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

● Others. Revenues from the Others segment did not change significantly from Ps.1.0 million during fiscal year 2016 to Ps.0.9 million during fiscal year 2017.

Costs

	Fiscal year ended June 30, 2017
	Incomestatement	Expenses andcollectivepromotion fund	Interest injointventures	Information bysegment(1)
	(in millions of Ps.)
Shopping Malls	(1,744.7)	1,399.6	(4.4)	(349.4)
Offices	(132.5)	113.1	(8.5)	(27.9)
Sales and Developments	(22.5)	—	—	(22.5)
Others	—	—	—	—
Total costs	(1,899.8)	1,512.7	(12.9)	(399.9)

(1) See Note 6 to our Audited Financial Statements.

	Fiscal year ended June 30, 2016
	Incomestatement	Expenses andcollectivepromotion fund	Interest injointventures	Information bysegment(1)
	(in millions of Ps.)
Shopping Malls	(1,366.3)	1,118.9	(2.9)	(250.3)
Offices	(88.1)	82.4	(6.6)	(12.3)
Sales and Developments	(5.7)	—	—	(5.7)
Others	(0.1)	—	—	(0.1)
Total costs	(1,460.2)	1,201.3	(9.5)	(268.4)

(1) See Note 6 to our Audited Financial Statements.

Total costs increased 30.1%, from Ps.1,460.2 million during fiscal year 2016 to Ps.1,899.8 million during fiscal year 2017. Total costs as a percentage of total revenues increased from 37.8% during fiscal year 2016 compared to 38.0% during fiscal year 2017.

Costs from the expenses and collective promotion fund increased 25.9%, from Ps.1,201.3 million during fiscal year 2016 to Ps.1,512.7 million during fiscal year 2017, mainly due to an increase in the expenses and collective promotion fund generated by the Shopping Malls segment, which increased 25.1%, from Ps.1,118.9 million during fiscal year 2016 to Ps.1,399.6 million during fiscal year 2017, as a result of: (i) an increase of Ps.142.6 million in maintenance, security, repairs and related expenses (mainly due to an increase in security and cleaning expenses and utility rates); (ii) an increase of Ps.109.9 million in salaries, social security charges and other personnel expenses; and (iii) an increase of Ps.36.2 million in taxes, rates and contributions among other items. Additionally the increase is related to a Ps.30.7 million increase in expenses from the Offices segment, from Ps.82.4 million during fiscal year 2016 to Ps.113.1 million during fiscal year 2017, as a result of: (x) an increase of Ps.21.5 million in maintenance, security, repairs and related expenses; (y) an increase of Ps.6.1 million in salaries, social security charges and other personnel expenses and; (z) an increase of Ps.3.5 million in taxes, rates and contributions.

Costs from our joint ventures increased 35.8%, from Ps.9.5 million (Ps.2.9 million of which was attributable to the Shopping Malls segment and Ps.6.6 million to the Offices segment) during fiscal year 2016 to Ps.12.9 million (Ps.4.4 million of which was attributable to the Shopping Malls segment and Ps.8.5 million to the Offices segment) during fiscal year 2017.

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

●
Offices. Costs of the Offices segment increased 127.7%, from Ps.12.3 million during fiscal year 2016 to Ps.27.9 million during fiscal year 2017, mainly due to: (i) an increase of Ps.2.8 million in taxes, rates and contributions; and (ii) an increase of Ps.2.6 million in maintenance, repairs and services. The costs of the Offices segment, as a percentage of revenues from this segment, increased from 4.3% during fiscal year 2016 to 6.9% during fiscal year 2017.

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

●
Others. The costs of the Others segment were generally unchanged during the fiscal year 2017 as compared to fiscal year 2016.

Gross profit

	Fiscal year ended June 30, 2017
	Incomestatement	Expenses andcollectivepromotion fund	Interest injointventures	Information bysegment(1)
	(in millions of Ps.)
Shopping Malls	2,651.6	23.7	21.8	2,697.1
Offices	368.3	0.9	4.7	373.9
Sales and Developments	76.6	—	—	76.6
Others	0.8	—	—	0.8
Total gross profit	3,097.4	24.6	26.5	3,148.4

(1) See Note 6 to our Audited Financial Statements.

	Fiscal year ended June 30, 2016
	Incomestatement	Expenses andcollectivepromotion fund	Interest injointventures	Information bysegment(1)
	(in millions of Ps.)
Shopping Malls	2,124.2	17.7	17.0	2,158.8
Offices	276.2	—	(4.4)	271.9
Sales and Developments	(3.0)	—	—	(3.0)
Others	0.9	—	—	0.9
Total gross profit	2,398.3	17.7	12.6	2,428.6

(1) See Note 6 to our Audited Financial Statements.

Gross profit increased 29.1%, from Ps.2,398.3 million during fiscal year 2016 to Ps.3,097.4 million during fiscal year 2017. Consolidated gross profit as a percentage of total revenues decreased slightly from 62.2% during fiscal year 2016 to 62.0% during fiscal year 2017.

Gross profit from the expenses and collective promotion fund increased 39.0%, from Ps.17.7 million (attributable to the Shopping Malls segment) during fiscal year 2016 to Ps.24.6 million (of which Ps.23.7 million was attributable to the Shopping Malls segment and Ps.0.9 million to the Offices segment) during fiscal year 2017.

Gross profit from joint ventures increased 110.3%, from Ps.12.6 million (of which a gain of Ps.17.0 million was attributable to the Shopping Malls segment and a loss of Ps.4.4 million to the Offices segment) during fiscal year 2016 to Ps.26.5 million (of which Ps.21.8 million was attributable to our Shopping Malls segment and Ps.4.7 million to the Offices segment) during fiscal year 2017.

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

●
Offices. Gross profit from the Offices segment increased 37.5%, from Ps.271.9 million during fiscal year 2016 to Ps.373.9 million during fiscal year 2017. Gross profit from the Offices segment as a percentage of revenues from this segment decreased from 95.7% during fiscal year 2016 to 93.1% during fiscal year 2017, mainly as a result of increased costs in relation to revenues from this segment.

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

●
Others. Gross profit from the Others segment did not change significantly, decreasing from Ps.0.9 million during fiscal year 2016 to Ps.0.8 million during fiscal year 2017.

Changes in fair value of investment properties

	Fiscal year ended June 30, 2017
	Incomestatement	Expenses andcollectivepromotion fund	Interest injointventures	Information bysegment(1)
	(in millions of Ps.)
Shopping Malls	2,057.4	—	10.7	2,068.1
Offices	882.8	—	181.7	1,064.6
Sales and Developments	193.2	—	—	193.2
Total changes in fair value of investment properties	3,133.4	—	192.5	3,325.9

(1) See Note 6 to our Audited Financial Statements.

	Fiscal year ended June 30, 2016
	Incomestatement	Expenses andcollectivepromotion fund	Interest injointventures	Information bysegment(1)
	(in millions of Ps.)
Shopping Malls .	16,048.7	—	83.0	16,131.7
Offices	618.6	—	248.8	867,4
Sales and Developments	425.1	—	—	425,1
Total changes in fair value of investment properties	17,092.4	—	331.8	17,424.2

(1) See Note 6 to our Audited Financial Statements.

Net gain from changes in fair value of our combined portfolio of investment properties for fiscal year 2017 was Ps.3,325.9 million (Ps.2,068.1 million for Shopping Malls; Ps.1,064.6 million for Offices; and Ps.193.2 million for Sales and Developments). The significant increase in the value of our investment properties as measured in Pesos was primarily due to:

(i)
a 16 basis points decrease in the discount rate applied in calculating the present value of the projected cash flows used to estimate the fair value of our shopping mall properties that resulted in an increase in value of Ps.725.6 million, mainly as a result of a decrease in cost of debt for the Company from 7.50% to 5.15% explained by lower yields for the Company’s bonds traded in the capital markets. In addition, a further improvement in the prevailing conditions for capital raising by Argentine entities, generated a 18 basis points decrease in the Country Risk Premium from 4.85% to 4.67%. On the other hand, the Risk Free Rate reached 2.35%, returning to 2015 levels and more than off-setting improvements in the Country Risk Premium;
(ii)
a net positive impact of Ps.1,805.1 million generated by an increase of Ps.4,537.3 million in the projected cash flows used to estimate fair value of our shopping malls as a result of expected local inflation, a decrease of Ps.5,524.5 million due to the conversion into U.S. dollars of the projected cash flows considering estimated forward US$/ARS exchange rates and a positive effect of Ps.2,792.3 million due to the conversion of the value in dollars of our shopping malls into pesos at a higher exchange rate at year-end; and
(iii)
our segments Offices and Sales and Developments, increased Ps. 1,257.7 million in the value of our properties as measured in pesos, mainly as a result of the Peso depreciated in fiscal year 2017 by approximately 10.6% against the U.S. dollar (from Ps. 15.04 to Ps. 16.63 to US$1.00). .

General and administrative expenses

	Fiscal year ended June 30, 2017
	Incomestatement	Expenses andcollectivepromotion fund	Interest injointventures	Information bysegment(1)
	(in millions of Ps.)
Shopping Malls	(259.2)	—	(2.3)	(261.5)
Offices	(31.0)	—	(0.5)	(31.5)
Sales and Developments	(30.5)	—	—	(30.5)
Others	(1.5)	—	—	(1.5)
Total general and administrative expenses	(322.2)	—	(2.8)	(325.0)

(1) See Note 6 to our Audited Financial Statements.

	Fiscal year ended June 30, 2016
	Incomestatement	Expenses andcollectivepromotion fund	Interest injointventures	Information bysegment(1)
	(in millions of Ps.)
Shopping Malls	(178.3)	—	(0.4)	(178.6)
Offices	(23.0)	—	(0.3)	(23.3)
Sales and Developments	(20.3)	—	—	(20.3)
Others	—	—	—	—
Total general and administrative expenses	(221.6)	—	(0.7)	(222.2)

(2) See Note 6 to our Audited Financial Statements.

Administrative expenses, as per the income statement, increased 45.4%, from Ps.221.6 million during fiscal year 2016 to Ps.322.2 million during fiscal year 2017. Total administrative expenses as a percentage of total revenues increased slightly from 5.7% during fiscal year 2016 to 6.4% during fiscal year 2017.

Administrative expenses from our joint ventures increased from Ps.0.7 million (Ps.0.4 million of which is attributable to the Shopping Malls segment and Ps.0.3 million to the Offices segment) during fiscal year 2016 to Ps.2.8 million (Ps.2.3 million of which is attributable to the Shopping Malls segment and Ps.0.5 million to the Offices segment) during fiscal year 2017.

Therefore, administrative expenses (taking into account administrative expenses derived from our joint ventures, and inter-segment eliminations) rose by 46.2%, from Ps.222.2 million during fiscal year 2016 to Ps.325.0 million during fiscal year 2017, mainly as a result of: (i) a Ps.82.8 million increase in administrative expenses of our Shopping Malls segment; (ii) a Ps.10.2 million increase in administrative expenses of our Sales and Developments segment; (iii) a Ps.8.2 million increase in administrative expenses of our Offices segment, and (iv) a Ps.1.5 million increase in administrative expenses of our Others segment. Administrative expenses, pursuant to the information by segments, as a percentage of total revenues, increased from 8.2% during fiscal year 2016 to 9.2% during fiscal year 2017.

●
Shopping malls. Administrative expenses of our Shopping Malls segment increased 46.4%, from Ps.178.6 million during fiscal year 2016 to Ps.261.5 million during fiscal year 2017, mainly due to: (i) an increase of Ps.33.0 million in salaries, social security charges and other personnel expenses; (ii) an increase of Ps.24.7 million in fees and compensation for services; (iii) a Ps.13.5 million increase in director’s fees; (iv) an increase of Ps.6.6 million in maintenance, repair and service expenses and employees’ travel expenses. Administrative expenses of Shopping Malls as a percentage of revenues from such segment rose from 7.4% during fiscal year 2016 to 8.6% during fiscal year 2017.

●
Offices. Administrative expenses of the Offices segment increased Ps.8.2 million, from Ps.23.3 million during fiscal year 2016 to Ps. 31.5 million during fiscal year 2017, mainly as a result of: (i) an increase of Ps.4.5 million in salaries, social security charges and other personnel expenses; and (ii) a Ps. 3.0 million increase in fees and compensations for services. Administrative expenses of the Offices segment as a percentage of revenues from this segment decreased from 8.2% during fiscal year 2016 to 7.8% during fiscal year 2017.

●
Sales and developments. Administrative expenses of the Sales and Developments segment experienced a rise of Ps.10.2 million mainly as a result of increased costs generated by: (i) an increase of Ps.4.2 million in salaries, social security charges and other personnel expenses; (ii) an increase of Ps.2.6 million in fees and compensations for services; and (iii) an increase of Ps. 1.8 million in directors’ fees, among other items.

●
Others. Administrative expenses of the Others segment increased Ps.1.5 million, mainly due to the cost generated by fees and compensations for services of Ps.1.4 million. There were no expenses during fiscal year 2016.

Selling expenses

	Fiscal year ended June 30, 2017
	Incomestatement	Expenses andcollectivepromotion fund	Interest injointventures	Information bysegment(1)
	(in millions of Ps.)
Shopping Malls	(186.5)	—	(1.6)	(188.1)
Offices	(33.3)	—	(0.6)	(33.9)
Sales and Developments	(13.7)	—	—	(13.7)
Others	(3.0)	—	—	(3.0)
Total selling expenses	(236.5)	—	(2.1)	(238.7)

(1) See Note 6 to our Audited Financial Statements.

	Fiscal year ended June 30, 2016
	Incomestatement	Expenses andcollectivepromotion fund	Interest injointventures	Information bysegment(1)
	(in millions of Ps.)
Shopping Malls	(143.5)	—	(1.8)	(145.3)
Offices	(12.6)	—	(0.2)	(12.8)
Sales and Developments	(4.3)	—	—	(4.3)
Others	(1.8)	—	—	(1.8)
Total selling expenses	(162.2)	—	(2.0)	(164.2)

(1) See Note 6 to our Audited Financial Statements.

Selling expenses increased 45.8%, from Ps.162.2 million during fiscal year 2016 to Ps.236.5 million during fiscal year 2017. Selling expenses as a percentage of total revenues increased from 4.2% during fiscal year 2016 to 4.7% during fiscal year 2017.

Selling expenses from our joint ventures showed a slight increase, from Ps.2.0 million during fiscal year 2016 (Ps.1.8 million of which was attributable to the Shopping Malls segment and Ps.0.2 million to the Offices segment) to Ps.2.1 million during fiscal year 2017 (Ps.1.6 million of which was attributable to the Shopping Malls segment and Ps.0.6 million to the Offices segment).

Based on the information by segment, total selling expenses increased 45.4%, from Ps.164.2 million during fiscal year 2016 to Ps.238.7 million during fiscal year 2017. This increase was mainly attributable to: (i) a Ps.42.8 million increase in selling expenses of the Shopping Malls segment; (ii) an increase of Ps.21.1 million in selling expenses in the Offices segment; (iii) a Ps.9.5 million increase in selling expenses from the Sales and Developments segment; and (iv) an increase of Ps.1.2 million in selling expenses in the Others segment. Selling expenses as a percentage of total revenues increased from 6.1% during fiscal year 2016 to 6.7% during fiscal year 2017.

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

●
Offices. Selling expenses from the Offices segment increased Ps.21.0 million, from Ps.12.8 million during fiscal year 2016 to Ps.33.9 million during fiscal year 2017, mainly as a result of: (i) a Ps.17.1 million increase in allowance for doubtful accounts; and (ii) a Ps.2.8 million increase in taxes, rates and contributions, mainly generated by higher turnover taxes. Selling expenses from the Offices segment as a percentage of the revenues from such segment increased from 4.5% during fiscal year 2016 to 8.4% during fiscal year 2017.

●
Sales and developments. Selling expenses from our Sales and Developments segment increased Ps.9.5 million, from Ps.4.3 million during fiscal year 2016 to Ps.13.7 million during fiscal year 2017, mainly due to an increase in overhead during fiscal year 2017, as compared to fiscal year 2016.

●
Others. Selling expenses from the Others segment increased Ps.1.2 million, from Ps.1.8 million during fiscal year 2016 to Ps.3.0 million during fiscal year 2017, mainly as a result of an increase of the residual consumer financing operations.

Other operating results, net

	Fiscal year ended June 30, 2017
	Incomestatement	Expenses andcollectivepromotion fund	Interest injointventures	Information bysegment (1)
	(in millions of Ps.)
Shopping Malls	(56.3)	—	(1.4)	(57.7)
Offices	(7.2)	—	0.5	(6.7)
Sales and Developments	(3.9)	—	(0.2)	(4.1)
Others	16.2	—	—	16.2
Total other operating results, net	(51.2)	—	(1.1)	(52.3)

(1) See Note 6 to our Audited Financial Statements.

	Fiscal year ended June 30, 2016
	Incomestatement	Expenses andcollectivepromotion fund	Interest injointventures	Information bysegment (1)
	(in millions of Ps.)
Shopping Malls	(59.9)	—	(1.7)	(61.6)
Offices	(1.0)	—	(0.4)	(1.4)
Sales and Developments	(7.6)	—	(0.2)	(7.8)
Others	—	—	—	—
Total other operating results, net	(68.6)	—	(2.2)	(70.8)

(1) See Note 6 to our Audited Financial Statements.

The total loss from Other operating results, net, as per the income statement, declined from Ps.68.6 million during fiscal year 2016 to Ps.51.2 million during fiscal year 2017. Total Other operating results, net as a percentage of total revenues declined from 1.8% during fiscal year 2016 to 1.0% during fiscal year 2017.

The total loss from our joint ventures decreased Ps.1.1 million, from Ps.2.2 million (Ps.1.7 million of which were allocated to the Shopping Malls segment, Ps.0.4 million to the Offices segment and Ps.0.2 million to the Sales and Developments segment) during fiscal year 2016 to Ps.1.1 million (Ps.1.4 million of which were allocated to the Shopping Malls segment, Ps. 0.2 million to the Sales and Developments segment and Ps.0.5 million (gain) to the Offices segment) during fiscal year 2017.

Therefore, taking into account our interest in joint ventures and inter-segment eliminations, Other operating results, net declined from a loss of Ps.70.8 million during fiscal year 2016 to a loss of Ps.52.3 million during fiscal year 2017, mainly as a result of (i) a higher profit of Ps. 16.2 million in other operating results, net from the Others segment; (ii) a lower loss of Ps.3.9 million in other operating results, net from the Shopping Malls segment; (iii) a lower loss of Ps.3.7 million in other operating results, net from the Sales and Developments segment, and (iv) a higher loss of Ps.5.3 million in other operating results, net from the Offices segment. Total Other operating results, net as a percentage of revenues (taking into account other operating results derived from our joint ventures and inter-segment eliminations) declined from 2.6% during fiscal year 2016 to 1.5% during fiscal year 2017.

●
Shopping malls. Other operating results, net from the Shopping Malls segment decreased 6.2%, from a loss of Ps.61.6 million during fiscal year 2016 to a loss of Ps.57.7 million during fiscal year 2017, mainly as a result of: (i) an increased in lawsuits and contingencies of Ps.10.9 million; (ii) an increase in donations of Ps.8.2 million; partially offset by (iii) a lower charge in Others related to the loss of “tunel Mendoza” advance payment in fiscal year 2016; and (iv) a lower charge for evaluation projects expenses of Ps.4.6 million. Other operating results, net from this segment as a percentage of revenues from this segment decreased from 2.6% during fiscal year 2016 to 1.9% during fiscal year 2017.

●
Offices. Other operating results, net from the Offices segment changed from a loss of Ps.1.4 million during fiscal year 2016 to a loss of Ps.6.7 million during fiscal year 2017, mainly attributable to: (i) a higher charge for donations of Ps. 2.8 million and (ii) a higher charge in others of Ps.2.8 million attributable to the expenses related to the sale of the floor in the Intercontinental building. Other operating results, net from this segment as a percentage of the revenues from this segment increased from 0.5% during fiscal year 2016 to 1.7% during fiscal year 2017.

●
Sales and developments. Other operating results, net from the Sales and Developments segment improved from a loss of Ps.7.8 million during fiscal year 2016 to a loss of Ps.4.1 million during fiscal year 2017, attributable to: (i) a higher charge for donations of Ps.2.7 million, partially offset by (ii) a lower loss from Others as a result of the fair value adjustment during fiscal year 2016. Other operating results, net from this segment as a percentage of the revenues from this segment decreased from 288.9% during fiscal year 2016 to 4.1% during fiscal year 2017.

●
Others. Other operating results, net from the Others segment increased Ps.16.2 million, mainly due to the revaluation of the equity interest held befor the business combination of Entertainment Holding S.A. for Ps.7.6 million and the royalty with La Rural for Ps.8.8 million.

Profit from operations

	Fiscal year ended June 30, 2017
	Incomestatement	Expenses andcollectivepromotion fund	Interest in jointventures	Information bysegment (1)
	(in millions of Ps.)
Shopping Malls	4,207.0	23.7	27.2	4,258.0
Offices	1,194.3	0.8	185.8	1,381.1
Sales and Developments	221.7	—	(0.2)	221.5
Others	(2.2)	—	—	(2.2)
Total profit from operations	5,620.9	24.6	212.9	5,858.4

(1) See Note 6 to our Audited Financial Statements.

	Fiscal year ended June 30, 2016
	Incomestatement	Expenses andcollectivepromotion fund	Interest in jointventures	Information bysegment (1)
	(in millions of Ps.)
Shopping Malls	17,791.2	17.7	96.1	17,905.0
Offices	858.2	—	243.5	1,101.7
Sales and Developments	389.9	—	(0.2)	389.7
Others	(0.9)	—	—	(0.9)
Total profit from operations	19,038.3	17.7	339.5	19,395.6

 (1) See Note 6 to our Audited Financial Statements.

Total profit from operations decreased 70.5%, from Ps.19,038.3 million during fiscal year 2016 to Ps.5,620.9 million during fiscal year 2017. Total profit from operations as a percentage of total revenues decreased from 493.4% during fiscal year 2016 to 112.5% during fiscal year 2017.

Profit from operations from the expenses and collective promotion fund increased 39.0%, form Ps.17.7 million (attributable to the Shopping Malls segment) during fiscal year 2016 to Ps.24.6 million (Ps.23.7 million of which was generated by the Shopping Malls segment and Ps.0.8 million by the Offices segment) during fiscal year 2017.

Profit from operations from our joint ventures decreased 37.3%, from Ps.339.5 million (Ps.243.5 million attributable to the Offices segment, Ps.96.1 million to the Shopping Malls segment, and a loss of Ps.0.2 million to the Sales and Developments segment) during fiscal year 2016 to Ps.212.9 million (of which a gain of Ps.185.8 million was attributable to the Offices segment, Ps.27.2 million to the Shopping Malls segment, and a loss of Ps.0.2 million to the Sales and Developments segment) during fiscal year 2017.

Based on the information by segment, profit from operations decreased 69.8%, from Ps.19,395.6 million during fiscal year 2016 to Ps.5,858.4 million during fiscal year 2017, mainly as a result of: (i) a decrease in profit from operations from the Shopping Malls segment of Ps.13,647.0 million; (ii) a decrease in profit from operations from Ps.168.2 million from the Sales and Developments segment; (iii) a decrease in profit from operations from the Others segment of Ps.13.4 million; partially offset by (iv) higher profit from operations of Ps.279,4 million from the Offices segment. Total profit from operations as a percentage of total revenues decreased from 719.2% during fiscal year 2016 to 165.1% during fiscal year 2017.

●
Shopping malls. Operating income from the Shopping Malls segment decreased 76.2%, from Ps.17,905.0 million during fiscal year 2016 to Ps.4,258.0 million during fiscal year 2017. Operating income from the Shopping Malls segment as a percentage of revenues from this segment decreased from 743.2% during fiscal year 2016 to 139.8% during fiscal year 2017.

●
Offices. Profit from operations from the Offices segment increased Ps.264.6 million, from Ps.1,101.7 million during fiscal year 2016 to Ps.1,366.4 million during fiscal year 2017. Profit from operations from the Offices segment, as a percentage of revenues from this segment, decreased from 387.8% during fiscal year 2016 to 340.1% during fiscal year 2017.

●
Sales and developments. Profit from operations from the Sales and Developments segment decreased Ps.168.2 million, from Ps.389.7 million during fiscal year 2016 to Ps.221.5 million during fiscal year 2017.

●
Others. Profit from operations from the Others segment increased from a loss of Ps.0.9 million during fiscal year 2016 to a loss of Ps.12.5 million during fiscal year 2017.

Share of profit of associates and joint ventures

The share of profit (loss) of associates and joint ventures declined by Ps.51.6 million, from a profit of Ps.204.3 million during fiscal year 2016 to a profit of Ps.152.7 million during fiscal year 2017. This variation was mainly due to (i) a lower profit of Ps.40.8 million generated by our Shopping Malls segment; (ii) a lower profit of Ps.35.4 million generated by our Offices segment, partially offset by (iii) a profit of Ps. 24.7 million from our Others segment.

●
Shopping Malls. The share of profit (loss) of associates and joint ventures from the Shopping Malls segment declined by 40.8 million, from a profit of Ps. 61.2 million during fiscal year 2016 to a profit of Ps. 20.3 million during fiscal year 2017, mainly generated by our interest in Nuevo Puerto Santa Fe.

●
Offices. The share of profit (loss) of associates and joint ventures from the Offices segment declined by Ps.35.4 million from a profit of Ps.154.1 million during fiscal year 2016 to a profit of Ps.118.7 million during fiscal year 2017, generated by our interest in Quality Invest S.A.

●
Others. The share of profit (loss) of associates and joint ventures from the Others segment increased by Ps.24.7 million from a loss of Ps. 11.0 million during fiscal year 2016 to a profit of Ps. 13.7 million during fiscal year 2017, mainly generated by the profit from our investment in Tarshop S.A. and Entertainment Holding S.A.

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

Financial expenses decreased 55.3%, from Ps.2,938.5 million during fiscal year 2016 to Ps.1,313.3 million during fiscal year 2017, mainly as a result of: (i) a Ps.1,627.1 million decrease in foreign exchange losses due to the impact of lower depreciation of the Peso during fiscal year 2017 on the amount outstanding of our U.S. dollar-denominated debt as compared to depreciation during fiscal year 2016 (the Peso/U.S. dollar selling exchange rate as reported by Banco de la Nación Argentina increased 10.6% during fiscal year 2017, from Ps.15.04 to US$1.00 as of June 30, 2016 to Ps.16.63 to US$1.00 as of June 30, 2017, while during fiscal year 2016, it increased 65.5% compared to fiscal year 2015, from Ps.9.088 per US$1.00 as of June 30, 2015 to Ps.15.04 to US$1.00 as of June 30, 2016).

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

Cash flow information

	Fiscal years ended June 30,
	2018	2017	2016
	(in millions of Ps.)
Net cash flow generated by operating activities	3,624.0	2,875.2	1,013.4
Net cash flow used in investing activities	(3,861.2)	(148.1)	(1,864.6)
Net cash flow generated by (used in) financing activities	1,800.4	(957.8)	579.7
Net (decrease) increase in cash and cash equivalents	1,563.2	1,769.4	(271.5)

Fiscal year 2018

As of June 30, 2018, we had cash and cash equivalents of Ps.3,643.1 million, an increase of Ps.1,835.6 million compared to June 30, 2017. The increase was primarily due to cash inflows of Ps.3,624.0 million related to net cash generated by operating activities and the issuance of non-convertible notes Series IV for Ps.2,365.0 million, partially offset by cash outflows from the purchase of investment properties for Ps.1,231.9 million, the payment of interest on financial borrowings for Ps.724.7 million and the payment of dividends for Ps.680.0 million.

Fiscal year 2017

As of June 30, 2017, we had cash and cash equivalents of Ps.1,807.5 million, an increase of Ps.1,774.5 million compared to the year ended June 30, 2016. The increase was primarily due to cash inflows of Ps.2,875.2 million related to net cash generated by operating activities and the sale of financial assets of Ps.764.8 million, partially offset by cash outflows from the acquisition of investment properties of Ps.703.9 million, the payment of interest of Ps.544.3 million and the redemption of Ps.407.3 million of bonds outsanding.

Fiscal year 2016

As of June 30, 2016, we had cash and cash equivalents of Ps.33.0 million, a decrease of Ps.271.5 million compared to the year ended June 30, 2015. The decrease was primarily due to cash outflows from the net increase in financial assets of Ps.1,462.8 million, the principal repayment of borrowings and Notes for Ps.5,043.9 million and Ps.1,140.0 million, respectively, partially offset by cash inflows generated by our operating activities totaling Ps.1,013.4 million, Ps.1,250.8 million in cash inflows from the result of derivative instruments, and a Ps.5,411.2 million cash inflow generated by our notes issuance.

Operating activities

Fiscal year 2018

Our operating activities for the fiscal year ended June 30, 2018 generated net cash inflows of Ps.3,624.0 million, mainly due to operating income of Ps.3,805.6 million, a decrease in trading properties of Ps.100.2 million and an increase in trades and other payables charges of Ps.485.7 million, partially offset by increased trade and other receivables of Ps.229.8 million and Ps.559.3 million related to income tax paid.

Fiscal year 2017

Our operating activities generated net cash inflows of Ps.2,875.2 million, mainly due to operating income of Ps.2,773.5 million, a decrease in trading properties of Ps.98.8 million and an increase in trades and other payables charges of Ps.397.0 million, partially offset by increased trade and other receivables of Ps.156.3 million and Ps.264.7 million related to income tax paid.

Fiscal year 2016

Our operating activities generated net cash inflows of Ps.1,013.4 million, mainly due to operating income of Ps.2,000.6 million and an increase in trades and other payables charges of Ps.187.3 million, partially offset by increased trade and other receivables of Ps.606.3 million and Ps.575.9 million related to income tax paid.

Investment activities

Fiscal year 2018

Cash used by investing activities was Ps.3,861.2 million for the fiscal year ended June 30, 2018 primarily due to: (i) acquisition of investment properties in the amount of Ps.1,231.9 million; (ii) advances to suppliers related to the Catalinas project for Ps.90.5 million; (iii) the payment made as a result of the business combination in the amount of Ps.46.3 million; and (iv) the acquisition of financial assets, net of Ps.2,794.6 million, partially offset by an increase in collection of interest and dividends of Ps 336.5 million.

Fiscal year 2017

Cash used by investing activities was Ps.148.3 million for the fiscal year ended June 30, 2017 primarily due to: (i) acquisition of investment properties in the amount of Ps.703.9 million; (ii) advances to suppliers related to the Catalinas project for Ps.169.6 million; and (iii) the payment made as a result of the business combination in the amount of Ps.46.1 million, partially offset by a reduction in financial assets, net of Ps.764.8 million.

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

Financing activities

Fiscal year 2018

Cash used in financing activities was Ps.1,800.4 million for the fiscal year ended on June 30, 2018, primarily consisting of: (i) the issuance of notes for Ps.2,365.0 million and (ii) borrowings for Ps.715.4 million, offset by (i) interest expense for Ps.724.7 million; (ii) payment of dividends for Ps.680.0 million; and (iii) settlements of financial derivatives of Ps.221.8 million.

 Fiscal year 2017

Cash used in financing activities was Ps.957.8 million for the fiscal year ended on June 30, 2017, primarily consisting of: (i) interest expense of Ps. 544.3 million; (ii) repayment of outstanding notes of Ps.407.3 million; (iii) repayment of loans of Ps.72.1 million; (iv) payment of dividends of Ps.109.5 million; and (iv) payment of financial derivatives of Ps.47.8 million, partially offset by (a) borrowings of Ps. 107.7 million; and (b) collection of financial derivatives of Ps.131.0 million.

Fiscal year 2016

Cash generated by financing activities was Ps.579.7 million for the fiscal year ended June 30, 2016, primarily consisting of: (i) a Ps.5,043.9 million repayment of borrowings; (ii) interest expense of Ps.278.3 million; (iii) a Ps.114.6 million dividend payment; (iv) payment of financial derivatives of Ps.580.8 million; and (v) a Ps.1,140.0 million redemption of bonds outstanding; partially offset by (a) borrowings of Ps.729.3 million; (b) collection of financial derivatives of Ps.1,831.6 million; and (c) issuance of notes in the amount of Ps.5,411.2 million.

Capital expenditures

Fiscal year 2018

During the fiscal year ended June 30, 2018, we incurred capital expenditures of Ps.1,338.2 million, of which: (i) Ps.1,231.9 million was used in the acquisition of investment properties, mainly, in the offices segment; and (ii) Ps.15.8 million was related to the acquisition of property, plant and equipment; and (iii) Ps.90.5 million was related to advanced payments.

Fiscal Year 2017

During the fiscal year ended June 30, 2017, we incurred capital expenditures of Ps.897.4 million, of which: (i) Ps.703.9 million was used in the acquisition of investment properties, mainly in connection with the Offices segment; (ii) Ps.23.9 million was related to the acquisition of property, plant and equipment; and (iii) Ps.169.6 million was related to advanced payments.

Fiscal Year 2016

During the fiscal year ended June 30, 2016, we incurred capital expenditures of Ps.188.0 million, of which: (i) Ps.167.7 million was used in the acquisition of investment properties, mainly in connection with improvements to our shopping malls; (ii) Ps.13.7 million was related to the acquisition of property, plant and equipment; and (iii) Ps.6.6 million was related to advanced payments.

Indebtedness

Our total consolidated debt outstanding as of June 30, 2018, was Ps.15,635 million, 99.3% of which was denominated in U.S. dollars and the remaining 0.7% was denominated in Pesos. The following table presents a breakdown of our indebtedness as of June 30, 2018 with a breakdown of its main components:

	As of June 30, 2018
	Currency of indebtedness	Less than a year	From 1 to 2 years	From 2 to 3 years	From 3 to 4 years	More than 4 years	Total	(10)%
		(in thousands of Pesos)
Financial and Bank Loans:
Notes Series II due 2023(1)	US$	244,864	—	—	—	10,235,361	10,480,225	8.75
Notes Series IV due 2020(2)	US$	9,959	—	4,026,046	—	—	4,036,005	5.00
Bank overdrafts(3)	Ps.	6,692	—	—	—	—	6,692	Mixed rate
Finance leases(4)	Ps. / US$	6,574	6,141	1,688	—	—	14,403	Mixed rate
Bank loan(5)	US$	4,733	155,346	310,692	310,692	232,819	1,014,282	Libor + 1,9%
AABE Debt(6)	Ps.	—	—	—	83,942	—	83,942	Libor
Total financial and bank loans		272,822	161,487	4,338,426	394,634	10,468,180	15,635,549
Related parties(7)	Ps.	4,154	—	—	—	—	4,154	Badlar
Non controlling shareholders loans(8)	US$	28,504	—	—	—	—	28,504	8.5
Total debt		305,48	161,487	4,338,426	394,634	10,468,180	15,668,207
Cash and cash equivalents and current investments in financial assets							(8,788,594)
Total net debt (9)							6,879,613

(1) On March 23, 2016, we issued non-convertible notes Series II due in March 23, 2023. Interest will be paid on a half-yearly basis and principal will be repaid at maturity.
(2) On September 12, 2017, we issued non-convertible notes Series IV due in September 14, 2020. Interest will be paid on a quarterly basis and principal will be repaid at maturity.
(3) Granted by multiple financial institutions. Overdrafts accrue interest at rates ranging from 25.25% to 60.0% annually, and are due within a maximum term of three months from each year end.
(4) Accrue interest at rates ranging from 3.2% to 34.8% annually.
(5) On February 16, 2018, Panamerican Mall S.A. subscribed a loan with Citibank for US$35 million at Libor + 1,9%. As a result of a swap transaction the interest rate was fixed reaching an all in cost of 6,04%. Principal will be repaid on February 16, 2023.
(6) Debt assumed pursuant to the joint venture agreement entered into in 2002 between Boulevard Norte S.A. and Sociedad Rural Argentina, for the payment of an outstanding balance for the purchase of Predio Ferial Palermo, which debt accrues interest at Libor.
(7) Includes credit lines with Nuevo Puerto Santa Fé, which accrue interest at Badlar rate, due in May 2019.
(8) Includes credit lines with non controlling shareholders which accrue interest fixed rate.
(9) For more information regarding net debt. See “Item 3. Key Information—Selected consolidated financial data”.
(10) Average weighted rates

..Issuance of notes

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

IRSA CP’s series IV 5.00% notes due 2020

On September 12, 2017, we issued the Series IV Notes in the local market for US$140,000,000, at a fixed rate of 5.00%, which matures on September 14, 2020.

Panamerican Mall bank loan

On February 16, 2018, Panamerican Mall S.A., controlled 80% by us, subscribed a loan with Citibank for US$35 million at Libor + 1,9%. As a result of a swap transaction the interest rate was fixed reaching an all in cost of 6.04%. Principal will be repaid on February 16, 2023. The funds will be used mainly for the completion of the construction work of the Polo Dot 1º stage office building.

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

D. Trend Information

International Macroeconomic Outlook

As reported in the IMF’s “World Economic Outlook,” world growth is expected to reach 3.7% in 2018 and 2019. In 2018 growth in advanced economies is expected to remain above trend at about 2.4%, before reaching 2.1 in 2019. The growth projected in the United States is at 2.9% for 2018 and 2.5% for 2019, and in the Euro area economy is projected to slow gradually from 2.4% in 2017, to 2.0 in 2018 and 1.9 in 2019. Growth in Latin America is projected to increase modestly from 1.3% in 2017 to 1.2% in 2018, and further to 2.2% in 2019.

Many emerging market and developing economies need to enhance resilience through an appropriate mix of fiscal, monetary, exchange rate, and prudential policies to reduce vulnerability to tightening global financial conditions, sharp currency movements, and capital flow reversals. Long-standing advice on the importance of reining in excess credit growth where needed, supporting healthy bank balance sheets, containing maturity and currency mismatches, and maintaining orderly market conditions has become even more relevant in the face of renewed market volatility. In general, allowing for exchange rate flexibility will be an important means for cushioning the impact of adverse external shocks, although the effects of exchange rate depreciations on private and public sector balance sheets and on domestic inflation expectations need to be closely monitored. With debt levels rising rapidly in both emerging and lowincome economies over the past decade, fiscal policy should focus on preserving and rebuilding buffers where needed, through growth-friendly measures that protect the most vulnerable. To raise potential growth and enhance its inclusiveness, structural reforms remain essential to alleviate infrastructure bottlenecks, strengthen the business environment, upgrade human capital, and ensure access to opportunities for all segments of society.

Higher energy prices have lifted headline year-over-year inflation rates in advanced and emerging market and developing economies over the past six months. Core inflation remains below central banks’ targets in most advanced economies. Core annual consumer price inflation in the United States, where unemployment hovers around multidecade lows, has exceeded 2 percent since March. Core inflation in the United Kingdom averaged slightly more than 2 percent in the first half of 2018, lower than the last year. Core inflation in emerging markets has also inched up, reflecting pass-through effects from currency depreciation in some cases and second-round effects of higher fuel prices in others.

The IMF’s Primary Commodities Price Index rose 3.3% between February 2018 and August 2018, driven by higher energy prices. Food prices fell amid rising trade tensions, while the price of metals softened because of weaker demand from China.

Argentine macroeconomic context

On August, 2018, the Central Bank of Argentina published that growth is expected to decrease from 2.9 percent in 2017 to (2.6) percent in 2018 due to the effect of the drought on agricultural production, as well as the needed fiscal and monetary adjustment to improve the sustainability of public finances and reduce high inflation.

Shopping malls sales reached a total Ps.6,886.4 million in June 2018, which represents a 31.2% increase as compared to the same period last year. Accumulated sales for the first six months of the year totaled Ps.33,733.7 million, representing a 27.9% increase as compared to the same period last year.

The INDEC reported that, as of June 2018, industrial activity in Argentina decreased by 8.1% as compared to the same month in 2017. Textile industry accumulated a 1.0% increase during the first six months of the year as compared to the same period last year. Moreover, the monthly estimation of economic activity (“EMAE”) as of July 2018, showed a reduction of 6.7% compared with the same period of the previous year.

Regarding the balance of payments, in the second quarter of 2018 the current account deficit reached US$8,292 million, with US$4,363 million allocated to the goods and services trade balance, and US$4,379 million to the net primary income, and a superávit of US$450 million to the net secondary income.

During the second quarter of 2018, the financial account showed net income of US$8,427 million, due to the net issue of liability assets of US$20,601, partially offset by net adquisition of assets of US$ 12,174 million. As a result of the Balance transactions, the stock of international reserves increased by US$741 million during the second quarter of 2018.

Total gross external debt stock at the end of June 2018 is estimated at US$261,483 million, with an increase of US$ 8,267 million, 3.3% compared to the previous quarter 61% of the debt corresponds to the Government;8% to the Argentine Central Bank;27% to non-financial corporations and households, 2% to deposit-taking companies and 1% to other financial companies.

In local financial markets, the Private Badlar rate in Pesos ranged from 19.69% to 32.69% in the period from July 2017 to June 2018, averaging 30.57% in June 2018 against 19.81% in June 2017. As of June 30, 2018, the seller exchange rate quoted by Banco de la Nación Argentina was of Ps.28.8500 pesos per US$1.00. As of June 30, 2018, Argentina’s country risk increased by 175 basis points in year-on-year terms. The debt premium paid by Argentina was at 610 basis points in June 2018, compared to the 332 basis points paid by Brazil and 211 basis points paid by Mexico.

As of September 28, 2018, the Private Badlar rate in Pesos peaked at 43.31%. As of September 28, 2018, the seller exchange rate quoted by Banco de la Nación Argentina was of Ps.41.2500 pesos per US$1.00. As of September 28, 2018, Argentina’s country risk increased by 253 basis points in year-on-year terms. The debt premium paid by Argentina was at 623 basis points in September 28, 2018, compared to the 293 basis points paid by Brazil and 180 basis points paid by Mexico.

Our Segments

Evolution of Shopping Malls in Argentina

At June 2018, the Consumer Confidence Index (CCI) showed a 0.3% decline as compared to May 2018, and a 14.4% decrease as compared to June 2017. Sales in Shopping Mall Properties in June 2018 reached a total amount of Ps.6,886.4 million, which represented a 31.2% increase compared to the same month in 2017. Accumulated sales for the first six months of the year totaled Ps.33,733.7 million and reached a 27.9% percent variation compared to the same period the previous year.

Evolution of Offices in Argentina

According to Colliers International, as of June 30, 2018, the A+ and A office inventory increased as compared to 2017, at 1,899,183 square meteres. In terms of rental availability, the vacancy rate maintained without important changes around 7.3% during the second quarter of 2018. These values indicate that the market is healthy in terms of its operations, allowing an optimum level of supply with balanced values.

Compared to the previous quarter, the Premium Offices prices remained the same in the order of US$ 25.8 per square meter compared to the previous quarter, and showed a 5% increase compared to the same period last year, which was was US$ 24.5 per square meter. There was a decrease in rental prices for A+ properties of US$ 2.8 per square meter, from US$ 25.6 per square meter in the first quarter of 2018 to US$ 28.4 per square meter for the second quarter of 2018. In this context, Catalinas presents as the zone with higher prices per square meter, reaching an average of US$ 31.3. Likewise, the industry reported a 2% increase in rental prices for A properties compared to the first quarter of 2018, reaching an average of US$ 23.1 per square meter, in which the North zone of Ciudad de Buenos Aires reach the higher prices, reaching US$ 29.1 per square meter.

E. Off-Balance Sheet Arrangements

As of June 30, 2018, we did not have any off-balance sheet transactions, arrangements or obligations with unconsolidated entities or others that are reasonably likely to have a material effect on our financial condition, results of operations or liquidity.

F. Tabular Disclosure of Contractual Obligations

Contractual obligations

The following table sets forth our contractual obligations as of June 30, 2018. When the applicable interest rate is variable, the amount disclosed has been determined by reference to the existing conditions at the reporting date.

	Payments due by period
	Less than1 year	Between1 and 2 years	Between2 and 3 years	Between3 and 4 years	More than4 years	Total(1)
	(in thousands of Ps.)
Borrowings (excluding finance leases liabilities)	1,138,838	1,387,782	5,374,580	1,235,747	11,381,419	20,518,366
Finance leases	6,945	6,498	1,803	—	—	15,246
Operating leases	13,763	10,905	2,400	2,400	42,400	71,868
Derivative financial instruments	264	—	—	—	46,447	46,711
Total	1,159,810	1,405,185	5,378,783	1,238,147	11,470,266	20,652,191

(1) Includes accrued and future interest, if applicable.

G. Safe Harbor

See the discussion at the beginning of this Item 5 and the disclosure regarding forward-looking information in the introduction of this annual report for forward-looking safe harbor provisions.

ITEM 6. Directors, Senior Management and Employees

A. Directors and Senior Management

Board of Directors

We are managed by a board of directors. Our bylaws provide that the board of directors will have a number of 6, 9 or 12 regular directors and the same or less alternate directors as specified by the ordinary shareholders meeting with one third renewal each year. The directors are elected by absolute majority vote by our shareholders at an ordinary shareholders’ meeting for a three-year term and may be reelected indefinitely. Alternate directors will be summoned to act as regular directors in temporary or permanent manner in case of absence, vacancy or demise. If the replacement is permanent the alternate director shall assume the position for the remaining term of office of the regular director that is replacing.

As of the date of this annual report, our board of directors is comprised of nine directors and five alternate directors. The table below contains certain information relating to our directors and alternate directors:

Name	Date of birth	Office held	Date ofappointmentto the currentoffice	Term in officeexpires in(1)	Officeheld since
Eduardo Sergio Elsztain	01/26/1960	Chairman	2017	2020	1994
Saúl Zang	12/30/1945	First Vice-Chairman	2017	2019	2003
Alejandro Gustavo Elsztain	03/31/1966	Executive Vice-Chairman and Chief Executive Officer	2017	2018	2003
Daniel Ricardo Elsztain	12/22/1972	Regular Director and Chief Operating Officer	2017	2020	2004
Fernando Adrián Elsztain	01/04/1961	Regular Director	2017	2018	1998
Leonardo Fabricio Fernández(1)	06/30/1967	Regular Director	2017	2018	2007
Enrique Antonini(1)	03/16/1950	Regular Director	2017	2019	2007
Isela Angélica Costantini	12/08/1971	Regular Director	2017	2019	2017
Marcos Oscar Barylka(1)	06/29/1945	Regular Director	2017	2020	2006
Gastón Armando Lernoud	06/04/1968	Alternate Director	2017	2020	2017
Juan Manuel Quintana	02/11/1966	Alternate Director	2017	2020	2003
Pablo Daniel Vergara del Carril	10/03/1965	Alternate Director	2017	2019	2006
Salvador Darío Bergel	04/17/1932	Alternate Director	2017	2018	2006
Mauricio El’as Wior	10/23/1956	Alternate Director	2017	2018	2006
Gabriel Adolfo Gregorio Reznik	11/18/1958	Alternate Director	2017	2019	2004

(1) Independent directors, pursuant to Rule 10A-3(b)(1) of the Exchange Act.

The following is a brief biographical description of each member of our board of directors:

Eduardo Sergio Elsztain. Mr. Elsztain has been engaged in the real estate business for more than twenty five years and has served as chairman of our board of directors since 1994. He is chairman of the board of directors of IRSA, Cresud, IDB Development Corporation Ltd., Discount Investment Corporation Ltd., Banco Hipotecario S.A., Banco Hipotecario SA, BrasilAgro Companhia Brasileira de Propriedades Agrícolas, Austral Gold Ltd. and Consultores Assets Management S.A., , among others. Mr. Elsztain chairs Fundación IRSA, is also a member of the World Economic Forum, the Council of the Americas, the Group of 50 and Argentina’s Business Association (AEA), among others. He is co-Founder of Endeavor Argentina and Vice-President of the World Jewish Congress. He is Fernando Adrián Elsztain’s cousin and Alejandro Gustavo Elsztain and Daniel Ricardo Elsztain’s brother.

Saúl Zang. Mr. Zang obtained a law degree from the University of Buenos Aires. He is a member of the International Bar Association and of the Interamerican Federation of Lawyers. He was a founding partner of Zang, Bergel & Viñes Law Firm. Mr. Zang is vice-chairman of Cresud, IRSA, Consultores Assets Management S.A. and other companies such as Fibesa S.A. and chairman of the board of directors of Puerto Retiro S.A. He is also member of the board of directors of IDB Development Corporation Ltd., Discount Investment Corporation Ltd., Banco Hipotecario S.A., BrasilAgro Companhia Brasileira de Propiedades Agrícolas, BACS Banco de Crédito & Securitización S.A., Tarshop S.A., Nuevas Fronteras S.A.and Palermo Invest S.A., among other companies.

Alejandro Gustavo Elsztain. Mr. Elsztain obtained a degree in agricultural engineering from the University of Buenos Aires. He is currently second vice chairman of the board of directors of Cresud and IRSA, chairman of Fibesa S.A., and vice-chairman of directors of Nuevas Fronteras S.A. and Hoteles Argentinos S.A. He is also a chairman of the Israeli companies Gay Yam and Mehadrin and vice-chairman of Property & Building Corporation Ltd. Additionally, he is regular director of IDB Development Corporation Ltd. , BrasilAgro Companhia Brasileira de Propiedades Agrícolas, Emprendimientos Recoleta S.A. among other companies. Mr. Alejandro Gustavo Elsztain is the brother of our chairman, Eduardo Sergio Elsztain and of Daniel Ricardo Elsztain. He is also Fernando Adrián Elsztain’s cousin.

Daniel Ricardo Elsztain. Mr. Elsztain obtained a degree in economic sciences from Torcuato Di Tella University and has a master’s degree in business administration in Universidad Autral IAE. He is the Chief Operating Officer of the Company since 2011. Previously, he was the Chief Commercial and Marketing Officer and has been in charge of the real estate investment in New York between 2008 and 2011. He is also a member of the board of directors of Entertainment Holding S.A., Entretenimiento Universal S.A., Boulevard Norte S.A. and Odgen Argentina S.A. as well as director of IRSA, Condor Hospitality Trust, among other companies. Mr. Elsztain is Mr. Eduardo Sergio Elsztain’s and Mr. Alejandro Gustavo Elsztain’s brother and Fernando Adrián Elsztain’s cousin.

Fernando Adrián Elsztain. Mr. Elsztain earned an architecture degree from the University of Buenos Aires. He has been engaged in the real estate business as a consultant and as managing officer of a real estate agency. He is chairman of the boards of directors of Palermo Invest S.A. and Nuevas Fronteras S.A. He is also a member of the boards of directors of IRSA, Hoteles Argentinos S.A., Llao Resorts S.A.,and alternate director of Puerto Retiro S.A. He is the cousin of Eduardo Sergio Elsztain, Alejandro Gustavo Elsztain and Daniel Ricardo Elsztain.

Leonardo Fabricio Fernández. Mr. Fernández obtained a law degree from the University of Buenos Aires. He serves as an alternate director on the boards of directors of Disco S.A. and Transportadora de Gas del Norte S.A.

Enrique Antonini. Mr. Antonini holds a law degree from the University of Buenos Aires. He is currently a member of the boards of directors of Banco Mariva S.A. (since 1992) and since 2017 alternate director of Mariva Bursátil S.A. He has served as a member of the board of directors of IRSA from 1993 to 2002 and is currently one of its alternate directors as well as Cresud’s alternate director. He is a member of the Banking Lawyers Committee (Comité de Abogados Bancarios) of the Bank Association and the International Bar Association.

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

Isela Angélica Costantini. Mrs. Costantini obtained a Social Communication degree from Universidad Pontificia Universidad Catolica de Paraná (Curitiba, Brasil) and has a master administration degree in International Business and Marketing. Moreover, she is director of Grupo ST and board member of Hawksbill Consulting, CIPPEC and Banco de Alimentos de Buenos Aires.

Juan Manuel Quintana. Mr. Quintana obtained a law degree from the University of Buenos Aires. He is a partner at Zang, Bergel & Viñes. In addition, he serves as alternate director of Nuevas Fronteras S.A. and regular director in Emprendimiento Recoleta S.A., among other companies.

Pablo Daniel Vergara del Carril. Mr. Vergara del Carril obtained a law degree from Catholic University of Argentina where he teaches commercial law and contract law. He also lectures on corporate law, the law of contracts and capital markets for post-graduate programs. He is a member of the Legal Advisory Committee of Cámara de Sociedades Anónimas as well as vice-president of the Antitrust Law Committee of the Buenos Aires Bar Association (Colegio de Abogados de la Ciudad de Buenos Aires). He is a partner at Zang, Bergel & Viñes and a member of the boards of directors of Emprendimiento Recoleta S.A., Nuevas Fronteras S.A. and Banco Hipotecario S.A.

Salvador Dario Bergel. Mr. Bergel obtained a law degree and a doctorate at Universidad del Litoral. He is professor emeritus at University of Buenos Aires and was a founding partner of Zang, Bergel & Viñes. He also serves as an alternate director of Cresud.

Mauricio Elías Wior. Mr. Wior obtained his bachelor’s degrees in economics and accounting, and a master’s degree in finance from Tel Aviv University in Israel. Mr. Wior is currently a member of the boards of directors of Banco Hipotecario S.A. He has held positions at Bellsouth where he was Vice-President for Latin America from 1995 to 2004. Mr. Wior was also Chief Executive Officer of Movicom Bellsouth from 1991 to 2004. In addition, he led the operations of various cellular phone companies in Uruguay, Chile, Peru, Ecuador and Venezuela. He was president of the Asociación Latinoamericana de Celulares (ALCACEL); American Chamber of Commerce in Argentina, and the Israeli-Argentine Chamber of Commerce. He was director of Instituto para el Desarrollo Empresarial de la Argentina (IDEA), Fundación de Investigaciones Económicas Latinoamericanas (FIEL) and Tzedaka.

Gabriel Adolfo Gregorio Reznik. Mr. Reznik obtained a degree in civil engineering from the University of Buenos Aires. He worked for IRSA from 1992 until May 2005. He previously worked for an independent construction company in Argentina. He is a member of the boards of directors of IRSA and Banco Hipotecario S.A., among others.

Employment contracts with our directors

We do not have written contracts with our directors. However, Eduardo S. Elsztain, Saul Zang, Alejandro G. Elsztain, Fernando A. Elsztain and Daniel R. Elsztain are employed by us under the Labor Contract Law No. 20,744. In addition, our director Gastón Armando Lernoud provides services to us under the corporate services agreement.

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

Senior management

Senior management performs its duties in accordance with the authorization and under the supervision of our board of directors. The following chart shows information about our current senior management team:

Name	Date of birth	Position	Currentpositionheld since
Alejandro Gustavo Elsztain	03/31/1966	Chief Executive Officer	2002
Daniel Ricardo Elsztain	12/22/1972	Chief Operating Officer	2011
Matías Iván Gaivironsky	02/23/1976	Chief Financial and Administrative Officer	2016
Arnaldo Jawerbaum	13/08/1966	Chief Investment Officer	2017
Juan José Martinucci	01/31/1972	Chief Commercial Officer	2013

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

Arnaldo Jawerbaum. Mr Jawerbaum graduated as architect from Universidad de Belgrano. With a career of more than 20 years in the Company, he has served as Marketing Manager from 1997 to 2002, Marketing Manager in Fibesa S.A. from 2003 to 2017 and currently he was appointed as Chief Investment Officer.

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

The following table sets forth information about the members of our Supervisory Committee who were elected at the Annual General Ordinary Shareholders’ Meeting held on October 31, 2017. Appointments will expire at the next annual shareholders’ meeting which is expected to be held on or about October 31, 2018.

Name	Date of birth	Office in IRSA CP	Currentofficeheld since
José Daniel Abelovich	07/20/1956	Regular Syndic	2005
Marcelo Héctor Fuxman	11/30/1955	Regular Syndic	2010
Noem’ Ivonne Cohn	05/20/1959	Regular Syndic	2010
Gaston Gabriel Lizitza	09/06/1972	Alternate Syndic	2017
Roberto Daniel Murmis	04/07/1959	Alternate Syndic	2010
Alicia Graciela Rigueira	12/02/1951	Alternate Syndic	2010

Set forth below is a brief biographical description of each member of our Supervisory Committee:

José Daniel Abelovich. Mr. Abelovich obtained a degree in accounting from the University of Buenos Aires. He is a founding member and partner of Abelovich, Polano & Asociados S.R.L., a member firm of Nexia International. Formerly, he was manager of Harteneck, López y Cía/Coopers & Lybrand and has served as a senior advisor in Argentina for the United Nations and the World Bank. He is a member, among others, of the supervisory committees of Cresud, IRSA, Hoteles Argentinos, Inversora Bolívar and Banco Hipotecario S.A.

Marcelo Héctor Fuxman. Mr. Fuxman obtained a degree in accounting from the University of Buenos Aires. He is a partner of Abelovich, Polano & Asociados S.R.L., a member firm of Nexia International. He is also a member, among others, of the supervisory committees of Cresud, IRSA, Inversora Bolívar and Banco Hipotecario S.A.

Noemí Ivonne Cohn. Mrs. Cohn obtained a degree in accounting from the University of Buenos Aires. She is a partner at Abelovich, Polano & Asociados S.R.L., a member firm of Nexia International, where she works in the auditor’s department. Mrs. Cohn worked in the audit area of Harteneck, Lopez y Cía., Coopers & Lybrand in Argentina and Los Angeles, California. Mrs. Cohn is a member, among others, of the supervisory committees of Cresud and IRSA.

Gastón Gabriel Lizitza. Mr. Lizitza obtained a degree in accounting from University of Buenos Aires. He is manager of Abelovich, Polano & Asociados S.R.L., a member firm of Nexia International. He is also member of BACSAA, Cresud SACIF y A, Futuros y Opciones.Com S.A. and IRSA.

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

Alicia Graciela Rigueira. Mrs. Rigueira holds a degree in accounting from the University of Buenos Aires. Since 1998, she has been a manager at Estudio Abelovich, Polano & Asociados S.R.L., a member firm of Nexia International. From 1974 to 1998, Mrs. Rigueira served in different positions at Harteneck, Lopez y Cía., an affiliate of Coopers & Lybrand. Mrs. Rigueira lectured at the School of Economic Sciences of the Lomas de Zamora University (Universidad de Lomas de Zamora).

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

At our annual ordinary shareholders’ meeting held on October 31, 2017, the shareholders resolved to pay aggregate compensation of Ps.125,810,416 to the members of the board of directors for all services rendered during the fiscal year ended June, 2017.

Supervisory Committee

The shareholders’ meeting held on October 31, 2017, approved payment of an aggregate compensation of Ps.600,000 to the members of the Supervisory Committee for services rendered during the fiscal year ended June 30, 2017.

Senior management

Our senior managers are paid a fixed amount that is determined on the basis of their experience, competencies and background. Senior management is also paid an annual bonus that varies depending on the performance of each individual and on the results of our operations. For the year ended June 30, 2018, our senior management team, including members of our board of directors, were paid an aggregate compensation of Ps.35,426,960.

Audit committee

The members of our Audit Committee do not receive compensation other than fees for their services as members of the board of directors.

Defined contribution plan

We have a defined contribution plan covering the members of our management team. The Plan became effective on January 1, 2006. Employees may begin participation voluntarily on monthly enrollment dates. Participants may make pre-tax contributions to the Plan of up to 2.5% of their monthly salary, or the “Base Contributions”, and pre-tax contributions of up to 15% of their annual bonuses, or “Extraordinary Contributions”. Under the Plan, we match employee contributions to the plan at a rate of 200% for Base Contributions and 300% for Extraordinary Contributions. Contribution expense was Ps.16.8 million, Ps.11.6 million and Ps.10.3 million for the fiscal years ended June 30, 2018, 2017 and 2016, respectively. Employee contributions are held in a mutual fund. Contributions we make on behalf of our employees are held temporarily in a company account until the trust is set up. Individual participants may direct the trustee to invest their accounts in authorized investment alternatives. Participants or their assignees, as the case may be, may have access to 100% of our contributions under the following circumstances:

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

On June 26, 2017, the General Ordinary and Extraordinary Shareholders’ Meeting approved the implementation of a new incentive plan for directors, management and employees based on the granting of shares for the long-term remuneration of its executives, directors and employees, which accomplish certain requirements in terms of seniority and internal category. For this reason, it was agreed that the funds allocated to this program will be based in part on the shares to be issued as a result of the capital increase approved at the Shareholders’ Meeting, in the amount of up to 4,444,444 shares resulting from the capital increase, in compliance with the provisions of current legislation which establishes that the cumulative total of shares issued for this purpose may not exceed 10 percent of the capital stock. As informed on July 21, 2017, we have discontinued capital increase until otherwise decided. Therefore, up to date, this incentive plan has not been implemented.

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

Compensation Committee

There is no compensation committee.

 D. Employees

As of June 30, 2018 we had 928 employees, of which 434 are subject to collective bargaining agreements. We believe that we have good relations with our employees. We subcontract certain operational functions related to our business to third parties primarily through tender processes for construction of development projects and for the provision of security, maintenance and cleaning services related to our shopping malls and office properties.

The following table shows the number of employees as of the indicated dates:

	Fiscal year ended June 30,
	2018	2017	2016
IRSA Propiedades Comerciales S.A.(1)	788	808	823
Emprendimiento Recoleta S.A.	30	29	30
Fibesa S.A.	21	20	20
Panamerican Mall S.A.	66	69	69
Arcos del Gourmet S.A.	7	7	6
Nuevo Puerto Santa Fe S.A.	16	14	16
Total	928	947	964

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

E. Share Ownership

The following table sets forth the amount and percentage ownership of our common shares beneficially owned by our directors, members of our senior management and members of our Supervisory Committee, as of June 30, 2018.

Share ownership
Name	Position	Amount	(%)
(in thousands)
Directors
Eduardo Sergio Elsztain(1)	Chairman	108,802	863
Saúl Zang	First Vice-Chairman	—	—
Alejandro Gustavo Elsztain	Executive Vice-Chairman / Chief Executive Officer	160	*
Daniel Ricardo Elsztain	Director / Chief Operating Officer	9	*
Fernando Adrián Elsztain	Director	—	—
Leonardo Fabricio Fernández	Director	—	—
Enrique Antonini	Director	—	—

Marcos Oscar Barylka	Director	—	—
Isela Angelica Constantini	Director	—	—
Gastón Armando Lernoud	Alternate Director	2	*
Pablo Daniel Vergara del Carril	Alternate Director	—	—
Salvador Darío Bergel	Alternate Director	—	—
Mauricio Elías Wior	Alternate Director	—	—
Gabriel A.G. Reznik	Alternate Director	—	—
Juan Manuel Quintana	Alternate Director	—	—
Senior Management
Matías Gaivironsky	Chief Financial and Administrative Officer	1	*
Juan José Martinucci	Chief Commercial Officer	—	—
Arnaldo Jawebaum	Compliance Officer	—	—
Supervisory Committee
José Daniel Abelovich	Member	—	—
Marcelo Héctor Fuxman	Member	—	—
Noemi Cohn	Member	—	—
Gastón Gabriel Lizitza	Alternate Member	—	—
Roberto Daniel Murmis	Alternate Member	—	—
Alicia Graciela Rigueira	Alternate Member	—	—

* Less than 1%.

(1) Mr. Eduardo Sergio Elsztain, chairman of our board of directors, beneficially owns, as of June 30, 2018, 174,267,696 common shares of Cresud representing 34.7% of its total share capital. Although Mr. Elsztain does not own a majority of the common shares of Cresud, he is its largest shareholder and exercises substantial influence over Cresud. Cresud, as of June 30, 2018, owned 63.4% of IRSA’s common shares. If Mr. Elsztain were considered to control Cresud due to his significant influence over it, he would be considered to be the beneficial owner of 63.4% of IRSA’s common shares (includes (i) 364,599,453 common shares owned by Cresud and ii) 2,188,790 common shares owned by Cresud’s subsidiary, Helmir S.A.). IRSA, as of June 30, 2018 owns 86.34% of our common shares, which includes i) 108,652,538 common shares directly owned by IRSA; ii) 128,499 common shares owned by E-Commerce, a company fully owned through direct and indirect control by IRSA and iii) 20,733 common shares owned by Tyrus, a company fully owned by IRSA. If Mr. Elsztain were considered the beneficial owner of 63.4% of IRSA, he would be the beneficial owner of 86.34% of our common shares through IRSA.

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

ITEM 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

Information about Major Shareholders

Share Ownership, as of June 30, 2018

The following table sets forth information regarding ownership of our capital stock by each person known to us to own beneficially at least 5% of our common shares, the ANSES and all our directors and officers as a group, as of June 30, 2018:

	Share ownership as ofJune 30, 2018
	Number ofcommonshares(in thousands)	Actual(%)(1)
IRSA(2)	108,802	86.3
Directors and officers excluding Eduardo Sergio Elsztain(3)	172	0.1
ANSES	1,739	1.4
Total	110,713	87.8

(1) Figures may not add up due to rounding.
(2) Mr. Eduardo Sergio Elsztain, chairman of our board of directors, beneficially owns, as of June 30, 2018, 174,267,696 common shares of Cresud representing 34.7% of its total share capital. Although Mr. Elsztain does not own a majority of the common shares of Cresud, he is its largest shareholder and exercises substantial influence over Cresud. Cresud, as of June 30, 2018, owned 63.4% of IRSA’s common shares. If Mr. Elsztain were considered to control Cresud due to his significant influence over it, he would be considered to be the beneficial owner of 63.4% of IRSA’s common shares (includes (i) 364,599,453 common shares beneficially owned by Cresud and ii) 2,188,790 common shares owned by Cresud’s subsidiary, Helmir S.A.). IRSA, as of June 30, 2018 owns 86.34% of our common shares, which includes i) 108,652,538 common shares directly owned by IRSA; ii) 128,499 common shares owned by E-Commerce, a company fully owned through direct and indirect control by IRSA and iii) 20,733 common shares owned by Tyrus, a company fully owned by IRSA. If Mr. Elsztain were considered the beneficial owner of 63.4% of IRSA, he would be the beneficial owner of 86.34% of our common shares through IRSA.
(3) Includes only direct ownership of our directors and senior management, other than Mr. Elsztain. Information as of June 30, 2018.

Through its ownership of our common shares, IRSA currently has voting control over us and the power to direct or influence the direction of our management and policies. IRSA is an Argentine real estate company engaged in a range of real estate activities. IRSA’s common shares are listed and traded on ByMA and on the New York Stock Exchange.

As of June 30, 2018, Cresud owned 63.4% of IRSA’s common shares. Cresud is a leading Argentine producer of basic agricultural products. Cresud’s common shares are listed and traded on ByMA and on NASDAQ.

Changes in Share Ownership

	Share Ownership as of June 30,
Shareholder	2018	2017	2016	2015	2014
IRSA (1)	86.3%	94.6%	94.6%	95.8%	95.7%
Directors and officers	0.1%	0.1%	0.1%	0.1%	0.1%
ANSES	1.4%	1.4%	1.4%	1.4%	1.4%

(1) Mr. Eduardo Sergio Elsztain, chairman of our board of directors, beneficially owns, as of June 30, 2018, 174,267,696 common shares of Cresud representing 34.7% of its total share capital. Although Mr. Elsztain does not own a majority of the common shares of Cresud, he is its largest shareholder and exercises substantial influence over Cresud. Cresud, as of June 30, 2018, owned 63.4% of IRSA’s common shares. If Mr. Elsztain were considered to control Cresud due to his significant influence over it, he would be considered to be the beneficial owner of 63.4% of IRSA’s common shares (includes (i) 364,599,453 common shares beneficially owned by Cresud and ii) 2,188,790 common shares owned by Helmir.). IRSA, as of June 30, 2018 owns 86.34% of our common shares, which includes i) 108,652,538 common shares directly owned by IRSA; ii) 128,499 common shares owned by E-Commerce, a company fully owned through direct and indirect control by IRSA and iii) 20,733 common shares owned by Tyrus, a company fully owned by IRSA. If Mr. Elsztain were considered the beneficial owner of 63.4% of IRSA, he would be the beneficial owner of 86.34% of our common shares through IRSA.

Differences in Voting Rights

Our major shareholders do not have different voting rights.

Arrangements for change in control

There are no arrangements that may at a subsequent date result in a change in control.

Securities held in the host country

As of June 30, 2018, we had 126,014,050 common shares issued and outstanding of which 112,785,242 (or 89.5%) were held in Argentina. As of June 30, 2018, we had 3,307,202 ADS outstanding (representing 13,228,808 of our common shares, or 10.5% of all of our total common shares issued and outstanding). As of such date, we had fourteen registered holders of our ADS in the United States.

B. Related Party Transactions

We enter into transactions with related parties on an arm’s length basis. A related party transaction is any transaction entered into directly or indirectly by us or any of our subsidiaries that is material based on the value of the transaction to (a) us or any director, officer or member of our management or shareholders; (b) any entity in which any such person described in clause (a) is interested; or (c) any person who is connected or related to any such person described in clause (a).

Leases for space at our offices and shopping malls

IRSA and Cresud rent office space for their executive offices located at the Intercontinental Plaza tower at Moreno 877 in the Autonomous City of Buenos Aires, which we have owned since December 2014. They also rent space that we own at the Abasto Shopping.

The offices of Eduardo Sergio Elsztain, the chairman of our board of directors and our controlling shareholder are located at 108 Bolivar, in the City of Buenos Aires. The property has been rented to a company controlled by family members of Mr. Elsztain, and to a company controlled by Fernando A. Elsztain, one of our directors, and members of his family.

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

To such end, on June 30, 2004, a Master Agreement for the Exchange of Corporate Services, or the “Framework Agreement,” was entered into between IRSA, Cresud and us, which was amended several times to bring it in line with evolving operating requirements. The goal of the amendment is to increase efficiency in the distribution of corporate resources and reduce operating costs. The agreement had an initial term of 24 months and is renewable automatically for equal periods, unless it is terminated by any of the parties upon prior notice.

The Framework Agreement currently provides for the exchange and sharing of services among the following areas: Corporate Human Resources, Administration and Finance, Planning, Institutional Relations, Compliance, Shared Service Center, Security, Attorneys, Corporate Legal, Corporate Environment and Quality, General Management to Distribute, Security of Directory, Real Estate Business Administration, Real Estate Business Human Resources, Technique, Infrastructure and Services, Purchase and Contracting, Administrations and Authorizations, Investments, Governmental Affairs, Hotels, Fraud Prevention, Bolivar, Directory to Distribute and Real Estate Directory to Distribute.

Pursuant to the Framework Agreement, we IRSA and Cresud hired Deloitte & Co., an external consulting firm, to review and evaluate periodically the criteria used in the process of liquidating the corporate services, as well as the basis for distribution and source documentation used in the process indicated above, by means of a half-yearly report.

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

Legal services

We hire legal services from Estudio Zang, Bergel & Viñes, in which Saúl Zang and Salvador D. Bergel are founding partners (currently retired) and Juan Manuel Quintana and Pablo Vergara del Carril are partners. Mr. Zang is a member of our board of directors and that of our related companies. Mr. Bergel, Mr. Quintana and Mr. Vergara del Carril serve as alternate members of our board of directors.

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

For further information regarding related party transactions see Note 29 to our Audited Financial Statements.

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

The plaintiff filed a petition for the continuation of the preliminary injunction by means of an extraordinary appeal of unconstitutionality which was denied by the lower and appellate courts. consequently, it filed an appeal with the Supreme Court of Justice of the Autonomous City of Buenos Aires, which referred the proceedings to the Court of Appeals for reconsideration of certain parameters related to green areas, as established by the lower court.

Nowadays, the Distrito Arcos Shopping Mall is open to the public and operating normally.

Concession Status order

In November 2008, the Agencia de Administración de Bienes del Estado (State Assets Administration Office, or AABE in Spanish) signed a contract with the Company granting the concession to use the premises located next to Estación Palermo, ex Línea San Martín - Palermo loading deck (on Juan B. Justo Avenue from Santa Fe Avenue to Paraguay Street) until December 31, 2025.

Subsequently, in September 2011, an amendment to this concession agreement was signed with the Railway Infrastructure Administrator (ADIF in spanish) (to which the railway system assets under AABE jurisdiction were transferred) (“Contract for Readjustment of the Concession of Rights”), according to which the term ofthe concession was extended until December 31, 2030. This new agreement also provides for an automatic extension of 3 years and 4 months in the event that the Company complies with its obligations under the concession agreement as amended. Likewise, a further extension was agreed for an additional 3 years term if the Company’s option provided the Company’s compliance with its obligations under the agreement. The mentioned agreement established an initial monthly fee of Ps.200,000 (plus VAT) until December 31, 2025, and Ps.250,000 (plus VAT) as of January 1, 2026, these values being adjustable every 2 years until the expiration of the term of the concession.

The Argentine government issued Executive Order 1723/2012, whereby several plots of land located in prior rail yards of Palermo, Liniers and Caballito were designated for development and urbanization projects.

In this respect and as part of several measures related to other licensed persons and/or concessionaires, IRSA Propiedades Comerciales was notified, of Resolution 170/2014 issued by the Agencia de Administración de Bienes del Estado (State Assets Administration Office, or AABE in Spanish) revoking of the Contract for Readjustment of the Concession of Rights.

It should further be pointed out that such measure:

(i)
has not been adopted due to noncompliance of Arcos.

(ii)
to the date of these annual report there is no interruption of the commercial development or operation of the shopping mall, which continues to operate under normal conditions.

Notwithstanding the foregoing, Arcos del Gourmet S.A. has applied for relevant administrative remedies (appeal) and has also filed a judicial action requesting that the revocation of such concession be overruled and has concurrently brought an action for determination of lease rental payments as a result of which it is making judicial deposits of the agreed monthly rental payments. To date, the administrative remedy has been waived (by operation of law since judicial proceedings have been commenced), the State answered the complaint in the case where the parties contest the admissibility of the order revoking the concession, and the complaint has already been served and we are awaiting the answer from Trenes Argentinos. The Argentine Government required the notification of the complaint to Playas Ferroviarias de Buenos Aires S.A. This party answered the complaint.

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

Fiscal year	Cash dividends	Total per share(1)
	(Ps.)	(Ps.)
2014	407,522,074	3.2339
2015	437,193,000	3.4694
2016	283,580,353	2.2504
2017(2)	770,000,000	6.1104
2018	680,000,000	5.3962

(1) On November 30, 2016, we changed the par value of our common shares from Ps.0.10 to Ps.1.00 per share. The aforementioned change was taken into account in the presentation of the date in the table.
(2) An interim dividend was paid on April 25, 2017.

B. Significant changes

Shareholders‘ Meeting:

Our 2018 annual meeting of shareholders has been called for October 29, 2018, in order to consider, among others, (i) treatment and allocation of net income for the fiscal year ended June 30, 2018, (ii) consideration of payment of a cash dividend for up to Ps.545 million, (iii) approve of a new US$600,000,000 global note program, (iv) consideration of delegation of powers to the Board of Directors in order to determine the time and currency of issuance and further terms and conditions governing the issue of notes under the new US$600,000,000 global note program to be approved by the shareholders, (v) adequacy of the by-laws to new legal provisions, (vii) authorizations for carrying out registration proceedings relating to this shareholders’ meeting before the CNV and the Argentine Superintendency of Corporations and (viii) appointment of regular and alternate board members for the statutory term in order to implement the election by thirds.

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

Price history of our stock

Our common shares are listed and traded on ByMA under the ticker “IRCP”. The shares have been listed on ByMA and its predecessor, Merval, since March 26, 1996. ADS are listed and traded on the NASDAQ Global Market under the symbol “IRCP”. Each ADS represents four common shares. The ADS were listed on the NASDAQ on November 15, 2000, acting as depository of the ADS. The following chart shows, for the period indicated, the maximum and minimum closing listed prices of our common shares on the ByMA and of our ADS on the NASDAQ.

	ByMA			NASDAQ
	Ps. per share(1)			US$ Per ADS
	Share Volume	High	Low	ADS Volume	High	Low
Fiscal Year 2014
1st Quarter	11,197	41.00	31.50	102,359	19.27	15.78
2nd Quarter	12,974	55.00	45.00	175,356	23.40	18.85
3rd Quarter	18,962	54.00	41.00	141,499	23.30	15.30
4th Quarter	9,884	53.00	41.20	110,745	22.52	17.40
Annual	53,017	55.00	31.50	529,959	23.40	15.30
Fiscal Year 2015
1st Quarter	17,546	80.00	47.50	80,099	23.00	19.75
2nd Quarter	24,189	77.00	58.00	78,402	23.00	17.95
3rd Quarter	9,817	89.00	60.00	81,134	38.00	22.60
4th Quarter	22,237	95.00	87.00	46,710	35.00	29.00
Annual	73,789	95.00	47.50	286,345	38.00	17.95
Fiscal Year 2016
1st Quarter	28,119	120.00	90.00	49,801	35.00	24.75
2nd Quarter	14,195	135.00	109.00	338,943	39.00	28.76
3rd Quarter	19,607	128.00	100.00	207,474	37.00	31.75
4th Quarter	34,857	144.00	127.00	227,759	39.80	36.51
Annual	96,778	144.00	90.00	823,977	39.80	24.75
Fiscal Year 2017
1st Quarter	36,716	175.00	136.00	49,981	44.70	36.00
2nd Quarter	142,042	190.50	159.70	88,834	48.00	41.88
3rd Quarter	9,118	173.00	160.00	74,345	46.01	41.46
4th Quarter	28,359	233.00	162.00	215,833	57.00	43.50
Annual	216,235	233.00	136.00	428,993	57.00	36.00
Fiscal Year 2018
1st Quarter	21,759	260.00	224.00	93,918	61.50	52.00
2nd Quarter	45,799	282.00	240.00	481,724	64.65	55.00
3rd Quarter	177,336	275.00	228.00	1,596,433	57.50	44.00
4th Quarter	118,185	250.00	201.50	654,932	47.01	30.09
Annual	363,079	282.00	201.50	2,827,007	64.65	30.09
Fiscal Year 2019
1st Quarter	62,274	255.00	201.10	552,950	34.49	23.75
For the month of:
July 2018	53,136	235.00	208.00	96,302	34.49	30.01
August 2018	6,820	255.00	201.10	179,260	33.20	26.25
September 2018	2,318	255.00	237.20	277,388	26.00	23.75
October (through October 18, 2018)	1,580	242.00	220.00	70,157	24.86	22.54

Source: Bloomberg

(1) On November 30, 2016, we changed the par value of our common shares from Ps.0.10 to Ps.1.00 per share. The aforementioned change was taken into account in the presentation of the date in the table.

Due to the aggregate ownership of approximately 86.3% as of June 30, 2018 by our principal shareholder, the liquidity of our common shares is restricted and may frequently cause our stock not to be traded daily.

B. Plan of Distribution

This section is not applicable.

C. Markets

Argentine Securities Markets

In December 2012, the Argentine government enacted Capital Markets Law No 26,831, which sets out the rules governing capital markets, its participants, and the rules by which securities traded therein are subject to regulation and monitoring by the CNV. In September 2013, the CNV issued General Resolution No. 622/2013 (the “CNV Rules”) a new set of rules further implementing and administering the requirements of the Capital Markets Law. On May 9, 2018, the Argentine Chamber of Deputies approved Law No. 27,440 called “Ley de Financiamiento Productivo”, which creates a new financing regime for MiPyMEs and modifies Capital Markets Law No. 26,831, Investment Funds Law No. 24,083 and Law No. 23,576, among others, as well as certain related tax provisions, and establishes regulations for derivative instruments, all with the aim of achieving a modern and transparent financial regulatory framework that contributes to the development of the Argentine economy. On May 21, 2018, the Argentine Government issued Decree No. 471/2018, which regulates certain aspects of the Capital Markets Law as amended by Law No. 27,440.

The Capital Markets Law, as currently in effect, sets forth, among others the following key goals and principles:

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

●
Encouraging simpler trading procedures available to users to increase liquidity and competitiveness to develop favorable conditions for transaction execution;

●     Reducing systemic risk in the Argentine capital markets through actions and resolutions aimed at implementing international best practices;

●     Promoting the integrity and transparency of the Argentine capital markets; and

●
Promoting financial inclusion.

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

Law No. 27,440 streamlines the regulation of mutual funds, public offerings of securities, of negotiable obligations and regulation of intermediaries and securities markets, while incorporating a long-awaited regulation for derivative instruments and the margins and guarantees that cover them. Below is a summary of the main amendments to the Capital Markets Law introduced by Law No. 27,440:

●
Eliminates the CNV’s power to appoint supervisors with veto power over resolutions adopted by an issuer’s board of directors without a judicial order.

●
Grants the CNV the power to issue regulations to mitigate situations of systemic risk, set maximum fees to be received by securities exchanges, create or modify categories of agents, encourage the simplification of the negotiation of securities and promote the transparency and integrity of the capital markets, while prohibiting the CNV from denying an issuer’s public offer authorization request solely because of opportunity, merit or convenience.

●
Empowers the CNV to regulate private offerings of securities.

●
Grants federal commercial courts jurisdiction to review resolutions or sanctions issued by the CNV.

●
Strengthens due process guarantees in favor of persons on entities sanctioned by the CNV and increases the amount of the fines, between Ps.100,000 and Ps.100 million, which can be increased up to five times the benefits perceived with the infraction.

●
Returns certain functions such as supervision, inspection and control of agents and operations, to the stock exchanges and clearing houses without this implying delegation of the powers of the CNV.

●
Allows the CNV to regulate and set ownership limits of authorized markets to restrict control concentration.

●
Preemptive rights may be exercised through the placement procedure determined in a public offering prospectus, instead of the procedure set forth in the Argentine General Companies Law. Preemptive right holders have the right to subscribe for newly issued shares in proportion to their shareholding prior to the capital increase. The subscription price for the newly issued shares may not be less than the public offering price. In order to use the public offering regime for a preemptive rights offering the issuer must (i) have an express provision in its bylaws adopting this regime in lieu of the regime set forth in the Argentine General Companies Law; and (ii) the issuer’s shareholders must approve any issuance of equity securities or convertible debt securities.

●
Eliminates share accretion rights, unless expressly provided for in a listed company’s bylaws.

●
Allows foreign entities to participate in all shareholder meetings through authorized agents.

●
Establishes guidelines to set the offer price in a mandatory tender offer.

●
Allows the offeror to freely set the offer price in a voluntary tender offer.

Information regarding the ByMA(1)

	As of June 30,
	2018	2017
Market capitalization (in billions of Ps.)	8,248	5,557
Average daily trading volume(2) (in millions of Ps.)	1,142	452
Number of listed companies(3)	100	101

(1) Reflects Merval historical data.
(2) During the month of June.
(3) Includes companies that received authorization for listing.

Although companies may list all of their capital stock on the ByMA, in many cases a controlling block is retained by the listed company’s shareholders, resulting in a relatively small percentage of many companies’ stock being available for active trading by the public.

As of June 30, 2018, approximately 100 companies had equity securities listed on, or being transitioned to the ByMA. The Argentine securities markets generally have substantially more volatility than securities markets in the United States and certain developed countries. The Merval index experienced a 36.1% increase in 2015, a 44.9% increase in 2016, 77.7% increase in 2017 and a 13.4% decrease for the six months of 2018. In order to avoid major fluctuations in securities prices, the ByMA operates a system pursuant to which the negotiation of a particular security is suspended for 15 minutes when the price of the security registers a variation between 10% and 15% and between 15% and 20%, during any trading session. Any additional 5% variation in the price of the security results in additional 10 minutes successive suspension periods.

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

●
Invest, develop and operate real estate, and specially shopping malls;
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

Shareholders’ meetings may be called by the Board of Directors or the members of the statutory audit committee whenever required by law or whenever they deem it necessary. Also, the board or the members of the statutory audit committee are required to call shareholders’ meetings upon the request of shareholders representing an aggregate of at least five percent of our outstanding capital stock. If the board or the statutory audit committee fails to call a meeting following this request, a meeting may be ordered by the CNV or by the courts. In order to attend a meeting, a shareholder must deposit with us a certificate of book-entry shares registered in his name and issued by Caja de Valores S.A. at least three business days prior to the date on which the meeting is to be held. A shareholder may be represented by proxy. Proxies may not be granted to directors, members of the audit committee or officers or employees of our company.

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

At the shareholders’ meeting held on October 31, 2016, our shareholders voted to amend Section Eleven of our by-laws in order to modify the appointment of the directors by thirds each year with a term of office of three years each. The board shall be composed by six, nine or twelve members. Such amendment is attached hereto as Exhibit 1.5.At the shareholders’ meeting held on October 31, 2017,our shareholders voted to maned Section Sixteen of our by-laws in order to modify the required quorum for Board of Directors’ meeting, allowing for such purpose not only those physically present but also those communicated by teleconference technology.

At the shareholders’ meeting held on October 31, 2017, our shareholders approved an amendment to Section Sixteen of our by-laws in order to modify the required quorum for a meeting of our Board of Directors, counting for such purpose not only those physically present but also directors that are present through teleconference.

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

Outflow of capital, including the availability of cash or cash equivalents

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

Direct Investment

Communication A "6401" established a new reporting system of direct investments, which replaced the reporting system established by Communications "A" 3602 and "A" 4237, applicable since December 31, 2017. As of date, investors who are Argentine residents must comply with the information regime if the value of their investments abroad reaches or exceeds the equivalent of US $ 1,000,000 -measured in terms of 1) the sum of the flows of external assets and liabilities during the previous calendar year; and 2) the balance of holdings of external assets and liabilities at the end of the previous calendar year. If the value of investments abroad does not exceed the equivalent of US $ 50,000,000, the information regime must be complied on an annual basis (in case it is less than US $ 10,000,000, the information regime will be annual but with a simplified form), instead of quarterly. If the value of the investments is less than the equivalent of US $1,000,000, compliance with said regime is optional.

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

Money Laundering

Argentine Law No. 25,246, as amended and/or complemented by Law Nos. 26,087, 26,119, 26,268, 26,683, 26,831, 26,860 and 27,304 (the “Anti-Money Laundering Law”), categorizes money laundering as a crime, which is defined as the exchange, transfer, management, sale or any other use of money or other assets obtained through a crime, by a person who did not take part in such original crime, with the potential result that such original assets (or new assets resulting from such original assets) have the appearance of having been obtained through legitimate means. In spite of the fact that there is a specific amount for the money laundering category (Ps.300,000), the crimes committed for a lower amount are also punished, but the prison sentence is reduced.

After the enactment of Law No. 26,683, money laundering was included in the Penal Code as an independent crime against economic and financial order and it was split from the title “Concealment” as originally disposed. Therefore, money laundering is a crime which may be prosecuted independently.

The Anti-Money Laundering Law created the Financial Information Unit (UIF). UIF is in charge of the analysis, treatment and transmission of information to prevent and impede the money laundering originating from, among others:

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

The money laundering legal framework in Argentina also assigns information and control duties to certain private sector entities, such as banks, agents, non-profits organizations, stock exchanges, insurance companies, according to the regulations of the Financial Information Unit, and for financial entities, the Argentine Central Bank. These regulations apply to many Argentine companies, including us. These obligations ainly seek that all financial institutions, brokers and stockbrokers, mutual funds management companies, those intermediaries in the purchase, lease or loan of negotiable securities that operate under the orbit of stock exchanges with or without attached markets, and other subjects provided by article 20 of the Anti-Money Laundering Law (the "Obligated Subjects") have a prevention system for money laundering and financing of terrorism that covers risk management and compliance elements. The component referred to "risk management" is made up of the policies, procedures and controls for the identification, evaluation, mitigation and monitoring of the risks to which the Obligated Subject is exposed, identified within the framework of a self-assessment. The "compliance elements" consist mainly of: (i) maintaining internal policies and procedures aimed at money laundering prevention and financing of terrorism, especially through the application of the policy “know your client”; (ii) reporting any suspicious activity or operation and (iii) acting according the Money Laundering Law with respect to the confidentiality of the information obtained from the clients. For that purpose, each entity involved must appoint an officer responsible for the monitoring and control under the Money Laundering Law.

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

In addition, UIF Resolution No. 30-E/2017 dated June 16, 2017, completely modifies the regulatory framework under which financial and exchange institutions must manage the risks of money laundering and financing of terrorism, repealing UIF Resolution No. 121/2011 and 94/2016. The new regulatory framework was reformulated on the basis of the new FATF standards, which modified the criteria for the prevention of money laundering and terrorist financing, thus moving from a formalistic regulatory compliance approach to a risk-based approach in which entities must implement a system for preventing money laundering and financing of terrorism, which must contain all the policies and procedures established for the management of money laundering and financing of terrorism to which they are exposed and the elements of compliance required by current regulations, for which they must develop a risk identification and assessment methodology in accordance with the nature and size of their commercial activity, taking into account the different risk factors in each of their business lines plus guidelines for compliance and requirements to compliance officers and processes for the preparation of suspicious transaction reports, among others, established in the resolution itself.

On March 5, 2018, the UIF Resolution No. 21/2018 on guidelines for the management of risks of money laundering and financing of terrorism and on the minimum compliance to be adopted for the prevention of laundering was published in the Official Gazette. In line with UIF Resolution No. 30-E/2017 addressed to the financial sector, UIF Resolution No. 21/2018 also moves from a formalistic compliance approach to a risk-based approach, in order to ensure that the measures implemented are commensurate with the risks identified. In this way, the obligated subjects must identify and evaluate their risks and, depending on this, adopt management and mitigation measures. In this framework, they are enabled to implement accredited technological platforms that allow carrying out procedures at a distance, without personal display of the documentation, without this conditioning the fulfillment of due diligence duties.

UIF Resolution No. 21/2018 provides that as of September 30, 2018, the obligors must have developed and documented the risk identification and assessment methodology and, as of December 31, 2018, they must have a technical report that reflects the results of the implementation of the risk identification and evaluation methodology. In this sense, as of March 31, 2019, they must have adjusted their policies and procedures and, in accordance with the results of the irrigation self-assessment performed, they must be included in the money laundering and terrorist financing prevention manual. Finally, as of September 30, 2018, the compliance of the information regimes will be deferred, starting from that date the obligation to inform on the terms and conditions contemplated therein.

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

● a person who owns or is deemed to own 10% or more of our stock (by vote or value);

● a person required to accelerate the recognition of any item of gross income with respect to common shares or ADSs as a result of such income being recognized on an applicable financial statement;

● a partnership or other pass-through entity for United States federal income tax purposes; or

● a person whose “functional currency” is not the U.S. dollar.

Furthermore, the discussion below is based upon the provisions of the Internal Revenue Code of 1986, as amended, or the “Code,” and regulations, rulings and judicial decisions thereunder as of the date hereof, and such authorities may be repealed, revoked or modified so as to result in United States federal income tax consequences different from those discussed below. This summary does not contain a detailed description of all the United States federal income tax consequences to you in light of your particular circumstances and does not address the Medicare tax on net investment income, or the effects of any state, local or non-United States tax laws. In addition, this summary is based, in part, upon representations made by the ADS depositary, or the “Depositary,” to us and assumes that the deposit agreement governing the ADSs, and all other related agreements, will be performed in accordance with their terms.

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

Subject to certain significant conditions and limitations, Argentine tax withheld from dividends, if any, may be treated as foreign income tax eligible for credit or deduction against your United States federal income tax liability. For purposes of the foreign tax credit, dividends paid on the common shares or ADSs will be treated as income from sources outside the United States and will generally constitute passive category income. Further, in certain circumstances, if you have held common shares or ADSs for less than a specified minimum period during which you are not protected from risk of loss, or are obligated to make payments related to the dividends, you will not be allowed a foreign tax credit for foreign taxes imposed on dividends paid on common shares or ADSs. The rules governing the foreign tax credit are complex. Investors are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

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

Taxation of capital gains

Subject to the discussion under “Passive foreign investment company” below, upon the sale, exchange or other disposition of common shares or ADSs, you generally will recognize capital gain or loss equal to the difference between the U.S. dollar value of the amount realized upon the sale, exchange or other disposition and the adjusted tax basis of the common shares or ADSs, determined in U.S. dollars. The capital gain or loss will be long-term capital gain or loss if at the time of sale, exchange or other disposition you have held the common shares or ADSs for more than one year. Long-term capital gains of non-corporate U.S. Holder are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. Any gain or loss you recognize will generally be treated as United States source gain or loss. Consequently, you may not be able to use the foreign tax credit arising from any Argentine tax imposed on the disposition of common shares or ADSs unless such credit can be applied (subject to applicable limitations) against tax due on other income treated as derived from foreign sources.

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

Based on the past and projected composition of our income and assets and the valuation of our assets, including goodwill, we do not believe we were a PFIC for United States federal income tax purposes for the taxable year ending June 30, 2018, and we do not currently expect to become a PFIC, although there can be no assurance in this regard. The determination of whether we are a PFIC is made annually. Accordingly, it is possible that we may be a PFIC in the current or any future taxable year due to changes in our asset or income composition or if our projections are not accurate. The volatility and instability of Argentina’s economic and financial system may substantially affect the composition of our income and assets and the accuracy of our projections. In addition, this determination is based on the interpretation of certain U.S. Treasury regulations relating to rental income, which regulations are potentially subject to differing interpretation.

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

If you make an effective mark-to-market election, you will include in income each year that we are a PFIC as ordinary income, rather than capital gain, the excess, if any, of the fair market value of your common shares or ADSs at the end of the taxable year over your adjusted tax basis in the common shares or ADSs and will be permitted an ordinary loss in respect of the excess, if any, of the adjusted tax basis of such common shares or ADSs over their fair market value at the end of each such taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. Your basis in the common shares or ADSs will be adjusted to reflect any such income or loss amounts. Any gain or loss on the sale of the common shares or ADSs will be ordinary income or loss, except that such loss will be ordinary loss only to the extent of the previously included net mark-to-market gain.

If you make a mark-to-market election it will be effective for the taxable year for which the election is made and all subsequent taxable years unless the common shares or ADSs are no longer regularly traded on a qualified exchange or the Internal Revenue Service consents to the revocation of the election. Mark-to-market inclusions and deductions will be suspended during taxable years in which we are not a PFIC, but would resume if we subsequently become a PFIC. You are urged to consult your own tax advisor about the availability of making such a mark-to-market election , and whether making the election would be advisable in your particular circumstances.

Alternatively, a United States investor that owns common shares or ADSs in a PFIC can sometimes avoid the rules described above by electing to treat the company as a “qualified electing fund” under Section 1295 of the Code. This option is not available to you because we do not intend to comply with the requirements necessary to permit you to make this election.

A U.S. Holder who owns common shares or ADSs during any year that we are a PFIC must generally file IRS Form 8621.

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

Information reporting and backup withholding

In general, information reporting requirements will apply to dividends on common shares or ADSs and to the proceeds from the sale, exchange or redemption of a common shares or ADSs paid to you within the United States (and in certain cases, outside the United States), unless you are an exempt recipient. Backup withholding may apply to such payments if you fail to provide a correct taxpayer identification number or certification of exempt status or fail to report in full dividend and interest income.

Backup whithholding is not an additional tax. Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your United States federal income tax liability provided you timely furnish the required information to the Internal Revenue Service.

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

Law No. 27,430 enacted on December 27, 2017 and published in the Official Gazette on December 29, 2017, introduced several amendments to Income Tax Law No. 20,628, including a corporate tax rate reduction in two phases. For fiscal years beginning on or after January 1, 2018 until December 31, 2019, the tax rate will be reduced from 35% to 30%. Beginning on or after January 1, 2020 the tax rate will be further reduced to 25%.

Additionally, a withholding of 7% or 13% is established for the fiscal years mentioned above, on the dividends distributed by local entities in favor of their shareholders provided they are resident individuals or undivided estates, or are foreign beneficiaries.

Taxation of dividends

Dividends distributions which source are profits generated in fiscal years beginning before January 1, 2018, whether in cash, in common shares or in kind, are not subject to income tax withholding except for the application of the “Equalization Tax” described below.

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

Equalization Tax will not be applicable on profits generated from fiscal years beginning on or after January 1, 2018.

Dividends distributions, other than stock dividends, which source are profits generated in fiscal years beginning on or after January 1, 2018, whether in cash, in shares or in kind, made by local entities to resident individuals, resident undivided estates and foreign beneficiaries are subject to a withholding tax at a rate of 7% and at a rate of 13% from fiscal years beginning on or after January 1, 2020. If dividends are distributed to Argentine corporate taxpayers (in general, entities organized or incorporated under Argentine law, certain traders and intermediaries, local branches of foreign entities, sole proprietorships and individuals carrying on certain commercial activities in Argentina), no dividend tax would apply.

Certain tax treaties contemplate the application of a ceiling tax rate on dividends (i.e., 10% on gross dividends).

Taxation of capital gains

Resident individuals

Capital gains obtained by resident individuals or undivided estates situated in Argentina from the sale or disposition of common shares and other securities are subject to income tax at a 15% rate on net income, unless such securities were traded in stock exchange under the supervision of the CNV, in which case an exemption applies.

Losses arising from the sale, exchange or other disposition of common shares or ADSs can be applied only to offset such capital gains arising from the sale, exchange or other disposition of these securities, for a five-year carryover period.

Foreign beneficiaries

Capital gains obtained by non-Argentine individuals or non-Argentine entities from the sale, exchange or other disposition of common shares are subject to income tax at a 15% rate on the net capital gain or at a 13.5% rate on the gross price at the seller´s election.

Notwithstanding, Law No. 27,430 established an exemption for foreign beneficiaries participating in the sale of publicly traded shares traded in stock exchanges under the supervision of the CNV. Said Law also established an exemption for capital gains derived from the sale , exchange or other disposition of share certificates issued abroad that represent shares issued by Argentine companies (i.e. ADRs). The exemptions will apply only if the foreign beneficiaries do not reside in, and the funds do not arise from, “non-cooperating” jurisdictions for tax transparency purposes. Indirect transfer of Argentine assets (including shares) will be taxable, if (i) the value of the Argentine assets exceed 30% of the transaction´s overall value, and (ii) the equity interest sold (in the foreign entity) exceeds 10%. The tax will also be due if any of these thresholds were met during the twelve month period prior to the sale. The indirect transfer of Argentine assets within the same economic group would also not trigger taxation, provided the requirements set by regulations have been met. However, no withholding mechanism is currently available.

Argentine entities

Capital gains obtained by Argentine entities (in general entities organized or incorporated under Argentine law, certain traders and intermediaries, local branches of non-Argentine entities, sole proprietorships and individuals carrying on certain commercial activities in Argentina) derived from the sale, exchange or other disposition of common shares or ADSs are subject to income tax at the rate of 35%, 30% or 25% as have been mentioned above.

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

Pursuant to Law No. 27,260, Argentine companies that have properly fullfiled their tax obligations during the two prior fiscal years to the 2016 fiscal year, and which comply with certain other requirements, may qualify for an exemption from personal asset tax for the 2016, 2017 and 2018 fiscal years. The request for this tax exemption should be filed before March 31, 2017. The Company filed this request.

On October 11, 2018, a draft bill for the amendment to the personal assets tax was summited to the Chamber of Deputies. Its main purpose is to raise the non-taxable minimum to Ps.2 million and modify the scale of the tax rate according to the taxable amount. Likewise, it is worth mentioning that the aforementioned project does not provide for changes with respect to the aliquots of the tax for the foreigners. Moreover, it intends to repeal the exemption existing in the tax for rural properties that were previously subject to the IGMP (as defined below). If approved as proposed, these amendments would become effective as of fiscal year 2019 and following.

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

Stamp tax

Stamp taxes may apply in the City of Buenos Aires and in certain Argentine provinces in case transfer of common shares or ADSs is performed or executed in such jurisdictions by means of written agreements.

Other taxes

There are no Argentine federal inheritance or succession taxes applicable to the ownership, transfer or disposition of our common shares or ADSs. The provinces of Buenos Aires and Entre Ríos established a tax on free transmission of assets, including inheritance, legacies, donations, etc. Free transmission of our shares could be subject to this tax. In the case of litigation regarding the shares before a court of the City of Buenos Aires, a 3% court fee would be charged, calculated on the basis of the claim.

Treaties to avoid double taxation

Argentina has entered into treaties to avoid double taxation with several countries. There is currently no tax treaty or convention in effect between Argentina and the United States.

F. Dividends and Paying Agents

This section is not applicable.

G. Statement by Experts

This section is not applicable.

H. Documents on Display

We file annual, quarterly and other information with the SEC. You may read and copy any document that we file at the public reference rooms of the SEC at100 F. Street, N.E., Washington, D.C. 20549 and www.sec.gov. You may obtain information on the operation of the public reference rooms by calling the SEC at 1-800-SEC-0330. Our Internet address is http://www.irsacp.com.ar. You may request a copy of these filings at no cost, by writing to: ir@irsacp.com.ar or calling the office at +54(11) 4323-7440.

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

ITEM 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

This item is not applicable.

ITEM 15. Controls and procedures

A. Disclosure Controls and Procedures.

We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in the reports we file or submit under the Exchange Act, is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to management, including our Chief Executive Officer and Chief Financial and Administrative Officer to allow our management to make timely decisions regarding required disclosure. Any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objective. In connection with the preparation of this annual report, we carried out an evaluation under the supervision and with the participation of members of our management team, including our Chief Executive Officer and Chief Financial and Administrative Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of June 30, 2018. Based upon this evaluation, our Chief Executive Officer and Chief Financial and Administrative Officer concluded that our disclosure controls and procedures as of the end of the period covered by this annual report were effective at the reasonable assurance level.

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

Management assessed the effectiveness of our internal control over financial reporting as of June 30, 2018. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in Internal Control–Integrated Framework (2013). Based on this evaluation, management concluded that, our internal control over financial reporting was effective as of June 30, 2018.

C. Attestation Report of the Registered Public Accounting Firm

The effectiveness of the Company´s internal control over financial reporting as of June 30, 2018, has been audited by Price Waterhouse & Co. S.R.L., Buenos Aires, Argentina -member firm of PricewaterhouseCoopers International Limited-, an independent registered public accounting firm, as stated in their report included herein.

D. Changes in Internal Control Over Financial Reporting

During the year ended June 30, 2018, we implemented the Real Estate module for SAP and accordingly we have updated our internal controls over financial reporting, as necessary, to accommodate modifications to our business processes and to take advantage of enhanced automated controls provided by this new system.

Other than as expressly noted above, there have been no changes in our internal control over financial reporting during the year ended June 30, 2018 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

Item 16C. Principal Accountant Fees and Services.

Audit Fees

During fiscal years ended June 30, 2018 and 2017, we were billed for a total amount of Ps.14,9 million and Ps.5.4 million, respectively, for professional services rendered by our principal accountants for the audit of our annual financial statements and other services normally provided in connection with regulatory filings or engagements, such as the review of our interim financial statements.

Audit-Related Fees

During the fiscal year ended June 30, 2018 and 2017, no such audit-related services were provided.

Tax Fees

During the fiscal years ended June 30, 2018 and 2017, no such services were provided.

All Other Fees

During the fiscal years ended June 30, 2018 and 2017, we were billed for a total amount of Ps.3.0 millon and Ps.1.3 million, respectively, for other professional services rendered by our principal accountants.

Item 16D. Exemption from the Listing Standards for Audit Committees

This section is not applicable.

Item 16E. Purchase of Equity Securities by the Issuer and Affiliated Purchasers

There were no repurchases of common shares or other units of any class of our equity securities that are registered pursuant to Section 12 of the Exchange Act during fiscal years 2016, 2017 and 2018.

Item 16F. Change in Registrant´s Certifying Account.

This section is not applicable.

Item 16G. Corporate Governance.

Compliance with NASDAQ listing standards on corporate governance

Significant differences between our corporate governance practices and U.S. companies’ practices under NASDAQ Rules:

Our corporate governance practices are governed by applicable Argentine law, particularly the Argentine Companies Law No. 19,550, the Capital Markets Law No. 26,831 and the CNV Rules, as well as by our bylaws. Our ADSs are registered with the U.S. Securities and Exchange Commission and are listed on the NASDAQ Stock Market, or NASDAQ, and therefore we are subject to corporate governance requirements applicable to NASDAQlisted nonU.S. companies, commonly referred to as “foreign private issuers.”

Pursuant to NASDAQ Rule 5615(a)(3), NASDAQlisted nonU.S. companies that are categorized as “Foreign Private Issuers” may follow home country corporate governance practices in lieu of certain of the corporate governance requirements provided in NASDAQ Rules, provided that the foreign private issuer complies with certain mandatory sections of NASDAQ Rules, discloses each requirement of the NASDAQ Rules that it does not follow and describes the home country practice followed in lieu of such requirement. The requirements of the NASDAQ Rules and the Argentine corporate governance practices that we follow in lieu thereof are described below:

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

Rule 5605(b)(2)—Executive Sessions of the Board of Directors.
In lieu of the requirements of Rule 5605(b)(2), we follow Argentine law which does not require independent directors to hold regularly scheduled meetings at which only such independent directors are present (i.e., executive sessions). Our board of directors as a whole is responsible for monitoring our affairs. In addition, under Argentine law, the Board of Directors may approve the delegation of specific responsibilities to designated directors or nondirector managers of the company. Also, it is mandatory for public companies to form a Supervisory Committee (composed of syndics) which is responsible for monitoring the legality of our actions under Argentine law and the conformity thereof with its bylaws.

Rule 5605(d)—Compensation of Officers.
In lieu of the requirements of Rule 5605(d) , we follow Argentine law which does not require companies to form a compensation committee comprised solely of independent directors. For the determination of the compensation of the chief executive officer and all other executive officers no decision of a majority of independent directors or a compensation committee comprised solely of independent directors is required under Argentine law. Under Argentine law, the board of directors is the corporate body responsible for determining the compensation of the chief executive officer and all other executive officers, so long as they are not directors. In addition, under Argentine law, the audit committee shall give its opinion about the reasonableness of management’s proposals on fees and option plans for our directors or managers.

Rule 5605(e)(1)—Nomination of Directors.
In lieu of the requirements of Rule 5605(e)(1), we follow Argentine law which requires that directors be nominated directly by the shareholders at the shareholders’ meeting and that they be selected and recommended by the shareholders themselves. Under Argentine law, it is the responsibility of the ordinary shareholders’ meeting to appoint and remove directors and to set their compensation.

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

Rule 5605(c)(2)—Audit Committee Composition.
Argentine law does not require that companies have an audit committee comprised solely of independent directors and it is equally not customary business practice in Argentina to have such a committee. Argentine law instead requires that companies establish an audit committee with at least three members comprised of a majority of independent directors as defined by Argentine law. Nonetheless, although not required by Argentine law, we have a threemember audit committee comprised of entirely independent directors in accordance with Rule 10(A)3(b)(1) of the General rules and regulations promulgated under the Securities Exchange Act, as independence is defined in Rule 10(A)3(b)(1). Further, Argentine law does not require companies to identify or designate a financial expert. As such, although all the members of the audit committee have large corporate experience, as of the date of this annual report, the Board of Directors have not named a financial expert in accordance with the relevant SEC rules on the audit committee. In addition, we have a Supervisory Committee (comisión fiscalizadora) composed of three ‘syndics’, who are in charge of monitoring the legality, under Argentine law, of the actions of our board of directors and the conformity of such actions with our bylaws.

Rule 5620(c)—Quorum.
In lieu of the requirements of Rule 5620(c), we follow Argentine law and our bylaws, which distinguish between ordinary meetings and extraordinary meetings, both of which can be celebrated using teleconference technology, as long as the regulations related to accreditation, registration and quorum are complied with and the simultaneity of the shareholders and immediacy of the process of verbal communication and issuance of the vote is guaranteed. The audit committee shall state the regularity of the resolutions adopted. The board of directors shall establish the rules and technical matters related to remote participation pursuant to the current rules and in conformity with the National Exchange Commission regulations. Shareholders physically present at the time and those using teleconference technologies will be taken into consideration for the quorum. In connection with ordinary meetings, a quorum consists of a majority of stocks entitled to vote. If no quorum is present at the first meeting, a second meeting may be called, in which the shareholders present or communicated through teleconference technologies, regardless of their number, constitute a quorum. Resolutions may be adopted by an absolute majority of the votes present or communicated through teleconference technologies. Argentine law, and our bylaws, requires in connection with extraordinary meetings, that a quorum consist of 60% of the stock entitled to vote. However, if such quorum is not present at the first meeting, our bylaws provide that a second meeting may be called and may be held with the number of shareholders present or communicated through teleconference technologies. In both ordinary and extraordinary meetings, decisions are adopted by an absolute majority of votes present at the meeting or communicated through teleconference technologies, except for certain fundamental matters (such as mergers and spinoffs (when we are not the surviving entity and the surviving entity is not listed on any stock exchange), anticipated liquidation, change in its domicile outside of Argentina, total or partial recapitalization of its statutory capital following a loss, any transformation in our corporate legal form or a substantial change in our corporate purpose, or the issue of bonds) which require an approval by vote of the majority of all the stock entitled to vote (all stock being entitled to only one vote.

Rule 5620(b)—Solicitation of Proxies.
In lieu of the requirements of Rule 5620(b), we follow Argentine law which requires that notices of shareholders’ meetings be published, for five consecutive days, in the Official Gazette and in a widely published newspaper in Argentina no earlier than 45 calendar days prior to the meeting and at least 20 calendar days prior to such meeting. In order to attend a meeting and be listed on the meeting registry, shareholders are required to submit evidence of their bookentry share account held at Caja de Valores up to three business days prior to the scheduled meeting date. If entitled to attend the meeting, a shareholder may be represented by proxy (properly executed and delivered with a certified signature) granted to any other person, with the exception of a director, syndic, member of the Supervisory Committee, manager or employee of the issuer, which are prohibited by Argentine law from acting as proxies. In addition, our ADS holders receive, prior to any shareholders’ meeting, a notice listing the matters on the agenda, a copy of the annual report and a voting card.

Rule 5630(s)—Conflicts of Interest
In lieu of the requirements of Rule 5630(a), we follow Argentine law which requires that related party transactions be approved by the audit committee when the transaction exceeds one percent (1%) of the corporation’s net worth, measured pursuant to the last audited balance sheet. Directors can contract with the corporation only on an arm’s length basis. If the contract is not in accordance with prevailing market terms, such transaction must be preapproved by the board of directors (excluding the interested director) and informed to the shareholders’ meeting. In addition, under Argentine law, a shareholder is required to abstain from voting on a business transaction in which its interests may be in conflict with our interests. In the event such shareholder votes on such business transaction and such business transaction would not have been approved without such shareholder’s vote, such shareholder may be liable to us for damages and the resolution may be declared void.

Item 16H. Mine Safety Disclosures

 This section is not applicable.

PART III
ITEM 17. Financial Statements

We have responded to Item 18 in line of responding to this Item.

ITEM 18. Financial Statements

Reference is made to pages F-1 through F-82.

ITEM 19. Exhibits
INDEX OF EXHIBITS

Exhibit No.	Description of Exhibit
1.1(1)	Estatutos of the registrant, which serve as the registrant’s articles of incorporation and bylaws, and an English translation thereof.
1.2(4)	English translation of the amendment to the bylaws.
1.3(10)	Amended and restated English translation of the bylaws.
1.4(11)	Amended and restated English translation of the bylaws.
1.5(13)	Amended and restated English translation of the bylaws.
1.6	Amended and restated English translation of the bylaws.
2.1(1)	Form of Deposit Agreement among us, The Bank of New York, as Depositary, and the holders from time to time of American Depositary Receipts issued there under.
2.2(1)	Shareholders Agreement, dated November 18, 1997, among IRSA International Limited, Parque Arauco S.A. and Sociedad Anónima Mercado de Abasto Proveedor (SAMAP).
2.3(1)	Put Option Agreement dated November 17, 1997, among IRSA Inversiones y Representaciones Sociedad Anónima and GSEM/AP.
2.4(1)	Offering Circular, dated March 24, 2000, regarding the issuance of Ps.85,000,000 of our 14.875% Notes due 2005.
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

2.7(16)	Form of Amended and Restated Deposit Agreement among us, The Bank of New York, as Depositary, and the holders from time to time of American Depositary Receipts issued there under.
4.1(2)	Agreement for the exchange of Corporate Service between us, IRSA and Cresud dated June 30, 2004.
4.2(4)	English translation of the Amendment to the Agreement for the exchange of Corporate Service between us, IRSA and Cresud dated August 23, 2007.
4.3(5)	English translation of the Second Agreement for the Implementation of the Amendment to the Corporate Services Master Agreement, dated August 14, 2008.
4.4(6)	English translation of the Third Agreement for the Implementation of the Amendment to the Corporate Services Master Agreement, dated November 27, 2009.
4.5(7)	English translation of the Amendment to the Agreement for the exchange of Corporate Service between us, IRSA and Cresud, dated March 12, 2010.
4.6(8)	English translation of the Amendment to the Agreement for the exchange of Corporate Service between us, IRSA and Cresud, dated July 11, 2011.
4.7(9)	English translation of the Fifth Agreement for the implementation of Amendments to the Corporate Services Master Agreement, October 15, 2012.
4.8(10)	English translation of the Sixth Agreement for the Implementation of the Amendment to the Corporate Services Master Agreement dated November 12, 2013.
4.9(10)	English translation of the Second Amendment to the Exchange of Operating Services Agreement between the Company, Cresud and Alto Palermo dated February 24, 2014.
4.10(11)	English translation of the Seventh Agreement for the Implementation of the Amendment to the Corporate Services Master Agreement dated February 18, 2015.
4.11(12)	English translation of the Eighth Agreement for the Implementation of the Amendment to the Corporate Services Master Agreement dated November 12, 2015.
4.12(14)	English translation of the Ninth Agreement for the Implementation of the Amendment to the Corporate Services Master Agreement dated May 5, 2017.
4.13(14)	English translation of the Tenth Agreement for the Implementation of the Amendment to the Corporate Services Master Agreement dated June 29, 2018.
8.1	List of Subsidiaries.
11.1(3)	Code of Ethics of the Company.
12.1	Certification pursuant to Section 302 of the Sarbanes-Oxley Act 2002.
12.2	Certification pursuant to Section 302 of the Sarbanes-Oxley Act 2002.
13.1	Certification pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2	Certification pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
99.1	Consent of independent appraiser Newmark Knight Frank.
99.2	Consent of Independent Registered Public Accounting Firm.
99.3	Summary of investment properties by type as of June 30, 2018 (in accordance with Regulation S-X 12-28 (1)).

(1)	Incorporated herein by reference to the same-numbered exhibit to the registrant’s registration statement on Form 20-F (File No. 000-30982).
(2)	Incorporated herein by reference to the registrant’s registration statement on Form 6-K (SEC File No. 000-30982).
(3)	Incorporated herein by reference to the registrant’s registration statement on Form 6-K reported on August 1, 2005.
(4)	Incorporated herein by reference to the annual report on Form 20-F (File No. 128 0-30982) filed with the SEC on December 27, 2007.
(5)	Incorporated herein by reference to the annual report on Form 20-F (File No. 128 0-30982) filed with the SEC on December 30, 2008.
(6)	Incorporated herein by reference to the annual report on Form 20-F (File No. 1280-30982) filed with the SEC on December 30, 2009.
(7)	Incorporated herein by reference to the annual report on Form 20-F (File No. 1280-30982) filed with the SEC on December 30, 2010.
(8)	Incorporated herein by reference to the annual report on Form 20-F (File No. 1280-30982) filed with the SEC on December 28, 2011.
(9)	Incorporated herein by reference to the annual report on Form 20-F (File No. 1280-30982) filed with the SEC on October 26, 2012.
(10)	Incorporated herein by reference to the annual report on Form 20-F (File No. 1280-30982) filed with the SEC on October 31, 2014.
(11)	Incorporated herein by reference to the annual report on Form 20-F (File No. 1280-30982) filed with the SEC on October 23, 2015.
(12)	Incorporated herein by reference to the annual report on Form 20-F (File No. 1280-30982) filed with the SEC on October 21, 2016.
(13)	Incorporated herein by reference to the registration statement for certain foreign private issuers on Form F-1/A (File No. 333-218307) filed with the SEC on July 10, 2017.
(14)	Incorporated herein by reference to the registration statement for certain foreign private issuer on Form F-1 (File No. 333-218307) filed with the SEC on May 26, 2017.
(15)	Incorporated herein by reference to the annual report on Form 20-F (File No. 1280-30982) filed with the SEC on October 21, 2016.
(16)	Incorporated herein by reference to the registration statement for certain foreign private issuers on Form F-1/A (File No. 333-218307) filed with the SEC on July 10, 2017.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

IRSA Propiedades Comerciales S.A.

Date: October 22, 2018	By:	/s/ Matias I. Gaivironsky
Name Matias I. Gaivironsky
Title Chief Financial and Administrative Officer

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of
IRSA Propiedades Comerciales S.A.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated statements of financial position of IRSA Propiedades Comerciales S.A. and its subsidiaries as of June 30, 2018 and 2017, and the related consolidated statements of comprehensive income, changes in shareholders’ equity and cash flows for each of the three years in the period ended June 30, 2018, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of June 30, 2018, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of June 30, 2018 and 2017, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 2018 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of June 30, 2018, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting appearing under Item 15. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

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

  IRSA Propiedades Comerciales S.A.

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

/s/ PRICE WATERHOUSE & Co. S.R.L
By: /s/Walter Rafael Zablocky  (Partner)
      Walter Rafael Zablocky
      Buenos Aires, Argentina
      October 22, 2018

We have served as the Company’s auditor since 1998.

Consolidated statements of financial position
as of June 30, 2018 and 2017
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

Note		06.30.18	06.30.17
ASSETS
Non-current assets
Investment properties	9	54,054,811	35,916,882
Property, plant and equipment	10	109,437	120,536
Trading properties	11	61,362	61,600
Intangible assets	12	213,051	111,560
Investments in associates and joint ventures	8	1,433,522	791,626
Deferred income tax assets	20	60,734	59,455
Income tax and minimum presumed income tax credits		156,152	29
Trade and other receivables	14	955,509	777,818
Investments in financial assets	13	29,139	66,717
Total non-current assets		57,073,717	37,906,223
Current Assets
Trading properties	11	206	-
Inventories		24,882	22,722
Restricted assets	13	-	49,525
Income tax and minimum presumed income tax credits		43,269	1,933
Trade and other receivables	14	1,766,075	1,453,312
Investments in financial assets	13	5,145,463	1,180,249
Derivative financial instruments	13	47,360	-
Cash and cash equivalents	13	3,643,131	1,807,544
Total current assets		10,670,386	4,515,285
TOTAL ASSETS		67,744,103	42,421,508
SHAREHOLDERS’ EQUITY
Total capital and reserves attributable to equity holders of the parent		36,565,015	22,145,079
Non-controlling interest		1,397,872	871,169
TOTAL SHAREHOLDERS’ EQUITY		37,962,887	23,016,248
LIABILITIES
Non-current liabilities
Trade and other payables	17	483,908	406,598
Borrowings	18	15,362,726	5,918,119
Deferred income tax liabilities	20	11,425,496	11,263,341
Provisions	19	12,258	16,509
Total non-current liabilities		27,284,388	17,604,567
Current liabilities
Trade and other payables	17	1,870,552	1,104,982
Income tax and minimum presumed income tax liabilities		46,061	268,957
Payroll and social security liabilities		184,196	147,095
Borrowings	18	305,481	249,868
Derivative financial instruments	13	46,711	4,950
Provisions	19	43,827	24,841
Total current liabilities		2,496,828	1,800,693
TOTAL LIABILITIES		29,781,216	19,405,260
TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES		67,744,103	42,421,508

  The accompanying notes are an integral part of these Consolidated Financial Statements.

IRSA Propiedades Comerciales S.A.

Consolidated statements of comprehensive income
for the fiscal years ended June 30, 2018, 2017 and 2016
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

	Note	06.30.18	06.30.17	06.30.16
Income from sales, rentals and services	24	4,232,206	3,508,975	2,674,873
Income from expenses and collective promotion fund	24	1,717,000	1,488,187	1,183,627
Operating costs	25	(2,139,447)	(1,899,786)	(1,460,204)
Gross profit		3,809,759	3,097,376	2,398,296
Net gain from fair value adjustments of investment properties	9	16,690,117	3,133,413	17,092,403
General and administrative expenses	25	(415,242)	(322,176)	(221,580)
Selling expenses	25	(294,865)	(236,528)	(162,221)
Other operating results, net	26	(4,906)	(51,219)	(68,552)
Profit from operations		19,784,863	5,620,866	19,038,346
Share of profit of associates and joint ventures	8	639,525	152,703	204,299
Profit from operations before financing and taxation		20,424,388	5,773,569	19,242,645
Finance income	27	688,153	242,438	512,555
Finance cost	27	(7,438,451)	(1,313,336)	(2,938,476)
Other financial results	27	2,268,439	284,024	1,714,702
Financial results, net		(4,481,859)	(786,874)	(711,219)
Profit before income tax		15,942,529	4,986,695	18,531,426
Income tax expense	20	(286,506)	(1,609,181)	(6,278,894)
Profit for the year		15,656,023	3,377,514	12,252,532
Total comprehensive income for the year		15,656,023	3,377,514	12,252,532

Attributable to:
Equity holders of the parent		15,099,936	3,260,476	11,821,280
Non-controlling interest		556,087	117,038	431,252

Profit per share attributable to equity holders of the parent for the year (Note 28):
Basic		119.83	25.87	93.81
Diluted		119.83	25.87	93.81

The accompanying notes are an integral part of these Consolidated Financial Statements.

IRSA Propiedades Comerciales S.A.
Consolidated statements of changes in shareholders’ equity
for the fiscal years ended June 30, 2018, 2017 and 2016
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

	Share capital	Inflation adjustment of share capital	Share premium	Legal reserve	Reserve for future dividends	Special reserve CNV 609/12 (1)	Special reserve	Changes in non-controlling interest	Retained earnings	Subtotal	Non-controlling interest	Total shareholder’s equity
Balance as of June 30, 2017	126,014	69,381	444,226	39,078	356,598	2,700,192	-	(19,784)	18,429,374	22,145,079	871,169	23,016,248
Comprehensive income for the year	-	-	-	-	-	-	-	-	15,099,936	15,099,936	556,087	15,656,023
Equity contributions of the non-controling interest	-	-	-	-	-	-	-	-	-	-	253	253
Assignment of results - Shareholders’ meeting of October 31, 2017 (1)	-	-	-	-	(356,598)	-	2,627,076	-	(2,950,478)	(680,000)	-	(680,000)
Dividends distribution to non-controlling interest	-	-	-	-	-	-	-	-	-	-	(36,400)	(36,400)
Incorporation as result of business combination (Note 4)	-	-	-	-	-	-	-	-	-	-	6,763	6,763
Balance as of June 30, 2018	126,014	69,381	444,226	39,078	-	2,700,192	2,627,076	(19,784)	30,578,832	36,565,015	1,397,872	37,962,887

	Share capital	Inflation adjustment of share capital	Share premium	Legal reserve	Reserve for future dividends	Special reserve CNV 609/12 (1)	Special reserve	Changes in non-controlling interest	Retained earnings	Subtotal	Non-controlling interest	Total shareholder’s equity
Balance as of June 30, 2016	126,014	69,381	444,226	39,078	-	2,700,192	-	(19,770)	16,295,496	19,654,617	775,600	20,430,217
Comprehensive income for the year	-	-	-	-	-	-	-	-	3,260,476	3,260,476	117,038	3,377,514
Assignment of results - Shareholders’ meeting of October 31, 2016 (1)	-	-	-	-	356,598	-	-	-	(816,598)	(460,000)	-	(460,000)
Assignment of results - Shareholders’ meeting of April5, 2017 (1)	-	-	-	-	-	-	-	-	(310,000)	(310,000)	-	(310,000)
Changes in non-controlling interest	-	-	-	-	-	-	-	(14)	-	(14)	(851)	(865)
Incorporation as result of business combination (Note 4)	-	-	-	-	-	-	-	-	-	-	40,004	40,004
Dividends distribution to non-controlling interest	-	-	-	-	-	-	-	-	-	-	(60,622)	(60,622)
Balance as of June 30, 2017	126,014	69,381	444,226	39,078	356,598	2,700,192	-	(19,784)	18,429,374	22,145,079	871,169	23,016,248

  IRSA Propiedades Comerciales S.A.

 Consolidated statements of changes in shareholders’ equity
for the fiscal years ended June 30, 2018, 2017 and 2016
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

	Share capital	Inflation adjustment of share capital	Share premium	Legal reserve	Reserve for future dividends	Special reserve CNV 609/12 (1)	Special reserve	Changes in non-controlling interest	Retained earnings	Subtotal	Non-controlling interest	Total shareholder’s equity
Balance as of June 30, 2015	126,014	69,381	444,226	39,078	-	2,700,192	-	(19,770)	4,757,796	8,116,917	443,500	8,560,417
Comprehensive income for the year	-	-	-	-	-	-	-	-	11,821,280	11,821,280	431,252	12,252,532
Assignment of results - Shareholders’ meeting of October 31, 2015 (1)	-	-	-	-	-	-	-	-	(283,580)	(283,580)	-	(283,580)
Dividends distribution to non-controlling interest	-	-	-	-	-	-	-	-	-	-	(99,027)	(99,027)
Reduction of capital contribution of non-controlling interest	-	-	-	-	-	-	-	-	-	-	(123)	(123)
Balance as of June 30, 2016	126,014	69,381	444,226	39,078	-	2,700,192	-	(19,770)	16,295,496	19,654,617	775,602	20,430,219

(1) See Note 16.

The accompanying notes are an integral part of these Consolidated Financial Statements.

 IRSA Propiedades Comerciales S.A.

Consolidated statements of cash flows
for the fiscal years ended June 30, 2018, 2017 and 2016
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

	Note	06.30.18	06.30.17	06.30.16
Operating activities:
Cash generated from operations	15	4,183,288	3,139,928	1,589,228
Income tax paid		(559,281)	(264,721)	(575,855)
Net cash generated from operating activities		3,624,007	2,875,207	1,013,373

Investing activities:
Capital contributions in associates	8	-	(10,390)	-
Capital contributions in joint ventures	8	(41,412)	(329)	(73,000)
Acquisition of investment properties	9	(1,231,932)	(703,865)	(167,665)
Proceeds from sale of investment properties		29,482	138,342	357,243
Acquisition of property, plant and equipment	10	(15,774)	(23,866)	(13,747)
Advance payments		(90,451)	(169,647)	(6,596)
Acquisition of intangible assets	12	(41,915)	(35,786)	(1,583)
Acquisitions of investments in financial assets		(11,330,046)	(2,517,631)	(9,916,383)
Proceeds from investments in financial assets		8,535,468	3,282,471	8,453,545
Loans granted, net		(7,626)	(8,953)	-
Loans granted to related parties		(1,458)	(279,042)	(533,525)
Loans repayment received from related parties		-	168,846	-
Proceeds from sale of property plant and equipment		12,379	-	-
Collection of financial assets interests		336,537	57,922	37,156
Acquisition of subsidiaries, net of cash acquired	15	(46,345)	(46,146)	-
Dividends received		31,880	-	-
Net cash used in investing activities		(3,861,213)	(148,074)	(1,864,555)

Financing activities:
Issuance of non-convertible notes		2,365,003	-	5,411,199
Borrowings obtained		715,421	104,205	729,299
Borrowings obtained from related parties		4,000	3,500	-
Payment of borrowings		(77,338)	(72,164)	(1,328,439)
Payment of borrowings with related parties		-	-	(3,715,480)
Payments of financial leasing		(4,192)	(1,338)	(2,678)
Payment of non-convertible notes		-	(407,260)	(1,139,936)
Dividends paid		(680,000)	(48,926)	(37,019)
Dividends to non-controlling interest		-	(60,622)	(77,587)
Payment of derivative financial instruments		(416,264)	(47,797)	(580,828)
Proceeds from derivative financial instruments		638,044	130,993	1,831,621
Interest paid		(724,730)	(544,280)	(278,279)
Contributions of the non-controling shareholders		253	-	-
Short-term loans, net		(19,766)	(14,065)	(232,203)
Net cash generated / (used in) from financing activities		1,800,431	(957,754)	579,670

Net increase (decrease) in cash and cash equivalents		1,563,225	1,769,379	(271,512)
Cash and cash equivalents at beginning of year	13	1,807,544	33,049	303,499
Foreign exchange gain on cash and fair value result on cash equivalents		272,362	5,116	1,062
Cash and cash equivalents at end of the year	13	3,643,131	1,807,544	33,049

The accompanying notes are an integral part of these Consolidated Financial Statements.

IRSA Propiedades Comerciales S.A.

Notes to the Unaudited Condensed Consolidated Financial Statements
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

1.
Group’s business and general information

IRSA PROPIEDADES COMERCIALES S.A. (“IRSA Propiedades Comerciales” or “the Company”) is an Argentine real estate company mainly engaged in holding, leasing, managing, developing, operating and acquiring shopping malls and office buildings and holds a predominant position within the Argentine market. IRSA Propiedades Comerciales was incorporated in 1889 under the name Sociedad Anonima Mercado de Abasto Proveedores (SAMAP) and until 1984 operated the main fresh product market in the Autonomous City of Buenos Aires. SAMAP’s core asset was the historical building of Mercado de Abasto, which served as site of the market from 1889 until 1984, when a sizable part of its operations was interrupted.

Since the Company was acquired by IRSA Inversiones y Representaciones Sociedad Anónima (hereinafter, IRSA) in 1994, it has grown through a series of acquisitions and development projects that resulted in a corporate reorganization pursuant to which the company was renamed Alto Palermo S.A. which was subrequentily changed to our current denomination

The Company holds 16 Shopping malls, operating 344,025 square meters (sqm) in 15 of them, 83,978 square meters in 7 premium offices and an extensive land reserve for future commercial developments;operates and holds a majority interest in a portfolio of 15 shopping malls in Argentina, seven of which are located in the Autonomous City of Buenos Aires (Abasto Shopping, Alcorta Shopping, Alto Palermo, Patio Bullrich, Buenos Aires Design, Dot Baires Shopping and Distrito Arcos), two in Buenos Aires province (Alto Avellaneda and Soleil Premium Outlet) and the rest are situated in different provinces (Alto Noa in the City of Salta, Alto Rosario in the City of Rosario, Mendoza Plaza in the City of Mendoza, Córdoba Shopping Villa Cabrera in the City of Córdoba, Alto Comahue in the City of Neuquén and La Ribera Shopping in the City of Santa Fe). The Company also owns the historic building where the Patio Olmos Shopping Mall is located, operated by a third party.

The Company’s shares are traded on the Buenos Aires Stock Exchange (BYMA: IRCP) and in United States of America on the NASDAQ (NASDAQ: IRCP).

IRSA Propiedades Comerciales and its subsidiaries are hereinafter referred to jointly as "the Group". See Notes 2.3 and 6 for further description of the Group’s companies and segments. Our main shareholder and parent company is IRSA and IFIS Limited is our ultimate parent company.

These consolidated financial statements (Financial Statements) have been approved by the Board of Directors to be issued on August 23, 2018.

2.
Summary of significant accounting policies

2.1
Basis of preparation of the Consolidated Financial Statements

(a)
Basis of preparation

These Consolidated Financial Statements have been prepared in accordance with IFRS issued by IASB and interpretations issued by the IFRIC. All IFRS applicable as of the date of these Consolidated Financial Statements have been applied.

IAS 29 "Financial Reporting in Hyperinflationary Economies" requires that the financial statements of an entity whose functional currency is one of a hyperinflationary economy be expressed in terms of the current unit of measurement at the closing date of the reporting period, regardless of whether they are based on the historical cost method or the current cost method. To do so, in general terms, the inflation produced from the date of acquisition or from the revaluation date, as applicable, must be calculated in the non-monetary items. This requirement also includes the comparative information of the financial statements.

In order to conclude on whether an economy is categorized as hyperinflationary in the terms of IAS 29, the standard details a series of factors to be considered, including the existence of a cumulative inflation rate in three years that approximates or exceed 100%. Bearing in mind that the downward trend in inflation observed in the previous year has reversed, noticing a significant increase in inflation during 2018, that it is also expected that the accumulated inflation rate of the last three years will exceed 100% and that the rest of the indicators do not contradict the conclusion that Argentina should be considered a hyperinflationary economy for accounting purposes, the Management understands that there is sufficient evidence to conclude that Argentina is a hyperinflationary economy in the terms of IAS 29, starting with the year initiated on July 1, 2018. Consequently, the Group should restate its next financial statements to be presented after the aforementioned date. However, it must be taken into account that, as of the date of issuance of these financial statements, Decree PEN 664/03 is in force, and it does not allow the presentation of restated for inflation financial statements before the National Securities Commission (CNV) and other bodies of corporate control.

IRSA Propiedades Comerciales S.A.

In an inflationary period, any entity that maintains an excess of monetary assets over monetary liabilities, will lose purchasing power, and any entity that maintains an excess of monetary liabilities over monetary assets, will gain purchasing power, provided that such items are not subject to an adjustment mechanism.

Briefly, the restatement method of IAS 29 establishes that monetary assets and liabilities must not be restated since they are already expressed in the current unit of measurement at the end of the reporting period. Assets and liabilities subject to adjustments based on specific agreements must be adjusted in accordance with such agreements. The non-monetary items measured at their current values at the end of the reporting period, such as the net realization value or others, do not need to be restated. The remaining non-monetary assets and liabilities must be restated by a general price index. The loss or gain from the net monetary position will be included in the net result of the reporting year / period, revealing this information in a separate line item.

As of June 30, 2018, the restatement criteria of financial information established in IAS 29 have not been applied. However, in recent years’ certain macroeconomic variables that affect the Company's businesses, such as wages and prices of inputs, have undergone annual variations of certain importance. This circumstance must be considered in the evaluation and interpretation of the financial situation and the results presented by the Company in these financial statements.

(b)
Current and non-current classification

The Group presents current and non-current assets, and current and non-current liabilities, as separate classifications in its statement of financial position according with the operating cycle of each activity.

The operating cycle for activities related to the Group’s investment properties is 12 months. Therefore, current assets and current liabilities include the assets and liabilities that are either realized or settled within 12 months from the end of the fiscal year. The operating cycle of activities related to the Group’s investment properties for sale depends on each specific project, and thus cannot be clearly defined. In general, assets and liabilities classified as investment properties for sale are realized or discharged over many fiscal years, ranging between one and three years or, in exceptional cases, over a longer period. As a result, and for purposes of classification, the Group has assumed the operating cycle of investment properties for sale to be 12 months.

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

IRSA Propiedades Comerciales S.A.

(e)
Accounting conventions

These Consolidated Financial Statements have been prepared under the deemed cost convention, except for investment properties, financial assets and financial liabilities (including derivative instruments) which have been prepared at fair value through profit or loss and share-based compensation at fair value.

(f)
Cash flows

The Group reports cash flows from operating activities using the indirect method. Interest paid is presented within cash used in financing activities. Interest received is presented within cash generated by investing activities. The acquisitions and disposals of investment properties are disclosed as cash from investing activities because this most appropriately reflects the Group’s business activities. Cash flows in respect of trading properties are disclosed as cash from operating activities because these assets are sold in the ordinary course of business.

(g)
Use of estimates

The preparation of financial statements at a certain date requires the Company’s Management to make estimations and evaluations affecting the amount of assets and liabilities recorded and contingent assets and liabilities disclosed at such date, as well as income and expenses recorded during the period. Actual results might differ from the estimates and evaluations made at the date of preparation of consolidated financial statements. The most significant judgments made by Management in applying the Group’s accounting policies and the major estimates and significant judgments are described in Note 3.

2.2.
New accounting standards

The following standards, amendments and interpretations have been published by the IASB and by the IFRIC. Below we outline the standards, amendments and interpretations that may potentially have an impact on the Group at the time of application.

Standards and amendments adopted by the Group:

Standards and amendments	Description	Date of application by the Group
Cycle of annual improvements 2014-2016. IFRS 12 “Disclosure of Interests in other entities”.	Clarifies the standard scope.	06-30-2018
Amendments to IAS 7 "Disclosure about the statement of cash flows".
The entity shall disclose information so that users of the financial statements may assess the changes in liabilities resulting from financing activities, including both cash flow and non-cash-flow derivatives.
06-30-2018
Amendments to IAS 12 "Recognition of deferred tax assets for unrealized losses".	The amendments clarify the accounting of deferred income tax assets in the case of unrealized losses on instruments measured at fair value	06-30-2018

  IRSA Propiedades Comerciales S.A.

Standards and amendments not adopted yet by the Group

Standards and amendments	Description	Date of application by the Group
Amendments to IAS 40 "Transfers of investment properties".	The amendments clarify the conditions that should be met for an entity to transfer a property to, or from, investment properties.	06-30-2019
Cycle of annual improvements 2014-2016. IAS 28 “Investments in Associates and Joint ventures”.	It clarifies that the option to measure an associate or a joint venture at fair value for a qualifying entity is available upon initial recognition	06-30-2019
IFRS 16 "Leases".
The lessees are required to account for leases under one single model in the balance sheet that is similar to the one used to account for financial leases under IAS 17. There are two exceptions to this rule: to recognize the lease of low-cost assets and short-term leases. There is almost no change to lessor accounting.
06-30-2020
IFRS 9 “Financial Instruments”.	This version adds a new impairment model based on expected losses and introduces some minor amendments to the classification and measurement of financial assets.	06-30-2019
IFRS 15 “Revenue from contracts with customers”.
Provides the new revenue recognition model derived from contracts with customers. The core principle underlying the model is satisfaction of obligations assumed with customers. Applies to all contracts with customers, other than those covered by other IFRSs, such as leases, insurance and financial instruments contracts. The standard does not address recognition of interest or dividend income.
06-30-2019
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
06-30-2019

The future adoption of these standards, amendments and interpretations adopted, will not have a material impact on the Group, except IFRS 9.

IFRS 9: Financial instruments

The new standard includes a new model of "expected credit loss" for credits or other assets not measured at fair value. The new model presents a dual measurement approach for impairment: if the credit risk of a financial asset has not increased significantly since its initial recognition, an impairment allowance will be recorded in the amount of expected credit losses resulting from the events of non-compliance that are possible within a certain period. If the credit risk has increased significantly, in most cases the allowance will increase and the amount of the expected loss will be recorded.

In accordance with the new standard, in cases where a change in terms or exchange of financial liabilities is immaterial and does not lead, at the time of analysis, to the reduction of the previous liability and recognition of the new, the new cash flows must be discounted at the original effective interest rate, with the difference between the present value of the financial liability that has the new terms and the present value of the original financial liability that is recognized in results. As a result of the application of the new standard, the amount of the liabilities, whose terms were modified and which a new effective interest rate was calculated at the time of the change in the terms in accordance with IAS 39, will be recalculated from the date of the change in terms using the original effective interest rate.

IRSA Propiedades Comerciales S.A.

As of date of these financial statements, our estimate of the application of IFRS 9, would generate a decrease in retained earnings and in investment in associates and joint ventures of Ps. 18.4 million, due to the impact of the application of said standard on the calculation of the allowance for uncollectible debtors in our associate Tarshop S.A.. The methodology of this estimate may vary from that which is defined in the model at the moment of the effective application of the aforementioned standard.

2.3.
Scope of consolidation

(a)
Subsidiaries

Subsidiaries are all entities (including structured entities) over which the Group has control. The Group controls an entity when the Group is exposed to, or has rights to, variable returns from its investment in the entity and has the ability to effect such returns through its power over the entity. The Group also analyzes whether there is control when it does not hold more than 50% of the voting rights of an entity, but does have capacity to define its relevant activities because of de-facto control.

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

The Group conducts its business through several operating and holding subsidiaries. Unless otherwise stated, the subsidiaries listed in Note 7 have share capital consisting solely of ordinary shares, which are held directly by the Group and the proportion of ownership interests held is equal to the voting rights held by the Group. The country of incorporation or registration is also their place of business.

IRSA Propiedades Comerciales S.A.

The Group takes into account both quantitative and qualitative aspects in order to determine which non-controlling interests in subsidiaries are considered significant. In quantitative terms, the Group considers significant those investments that individually represent at least 20% of the total equity attributable to non-controlling interest in subsidiaries at each year-end. Therefore, in qualitative terms, the Group considers, among other factors, the specific risks to which each company is exposed, their returns and the importance that each of them has for the Group.

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

The Group determines at each reporting date whether there is any objective evidence that the investment in the associate is impaired. If this is the case, the Group calculates the amount of any impairment as the difference between the recoverable amount of the associate and its carrying value and recognizes the impairment loss within “share of profit of associates and joint ventures line item” in the Statements of comprehensive income.

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

For purposes of including the earnings of associates by applying the equity method, the Group uses financial statements of the associates as of the same date or a later date, provided the difference between the reporting date of the associate and that of the Group is no longer than three months. In these cases, the Group assesses and adjusts the results of such associates for material transactions or other material events occurred during the interim period.

IRSA Propiedades Comerciales S.A.

The Group takes into account both quantitative and qualitative aspects in order to determine which non-controlling interests in associates are considered significant. In quantitative terms, investments that individually represent at least 20% of equity in earnings of joint ventures in the consolidated statements of comprehensive income and, simultaneously, at least 20% of all investments in joint ventures total equity attributable to non-controlling interest in associates at each year-end are considered significant. Therefore, in qualitative terms, the Group considers, among other factors, the specific risks to which each company is exposed, their returns and the importance that each company has for the Group.

Summarized financial information and other information for associates is included in Note 8.

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

    IRSA Propiedades Comerciales S.A.

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

IRSA Propiedades Comerciales S.A.

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

As of June 30, 2018 useful lives are as follows:

Other buildings and facilities	Between 1 and 22 years
Furniture and fixtures	Between 3 and 10 years
Machinery and equipment	Between 1 and 10 years
Vehicles	5 years
Other	3 years

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

(b)
Software

Acquired computer software licenses are capitalized on the basis of the costs incurred to acquire and bring to use the specific software. These costs are amortized over their estimated useful lives between 3 and 5 years.

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

    IRSA Propiedades Comerciales S.A.

Directly attributable costs that are capitalized as part of the software product include the software development employee costs and an appropriate portion of relevant overheads.

Other development expenditures that do not meet these criteria are recognized as an expense as incurred. Development costs previously recognized as an expense are not recognized as an asset in a subsequent period.

Computer software development costs recognized as assets are amortized over their estimated useful lives, which does not exceed 5 years.

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

    IRSA Propiedades Comerciales S.A.

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

  IRSA Propiedades Comerciales S.A.

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

All equity investments, which are neither subsidiary associate companies nor joint venture of the Group, are measured at fair value.

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

    IRSA Propiedades Comerciales S.A.

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

IRSA Propiedades Comerciales S.A.

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

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income tax assets and liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities where there is an intention to settle the balances on a net basis.

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

Minimum presumed income tax was repealed by the Law No. 27,260 in section 76 for the annual periods beginning on January 1, 2019.

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

IRSA Propiedades Comerciales S.A.

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

The Group has determined that, in all operating leases, the lease term for accounting purposes matches the term of the contract. The Group concluded that, even though a lease is cancellable under law, tenants would incur significant “economic penalties” if the leases are terminated prior to expiry. The Group considered that these economic penalties are of such amount that continuation of the lease contracts by tenants appears to be reasonably certain at the inception of the respective agreements. The Group reached this conclusion based on factors such as: (i) the strategic geographical location and accessibility to customers of the Group’s investment properties; (ii) the nature and tenure of tenants (mostly well-known local and international retail chains); (iii) limited availability of identical revenue-producing space in the areas where the Group’s investment properties are located; (iv) the tenants’ brand image and other competitive considerations; (v) tenants’ significant expenses incurred in renovation, maintenance and improvements on the leased space to fit their own image; (vi) the majority of the Group’s tenants only have stores in shopping malls with a few or none street stores. See datails in Note 24.

                Lessees of shopping malls are generally required to pay the higher of: (i) a base monthly rent (the “Base Rent”) and (ii) a specific percentage of gross monthly sales recorded by the Lessee (the “Contingent Rent”), which generally ranges between 2% and 10% of gross sales. Moreover, in accordance with agreements entered into for most locations, the Base Rent is subject to scheduled increases, typically between 10% on a semi-annually over the term of the lease.

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

IRSA Propiedades Comerciales S.A.

Lease contracts also provide that common area maintenance (“CAM”) of the Group’s shopping malls are borne by the corresponding lessees, generally on a prorrata basis. CAM include all such expenses convenient and necessary for various purposes including, but not limited to, the operation, maintenance, management, safety, preservation, repair, supervision, insurance and enhancement of the shopping malls. The lessor is responsible for determining the need and suitability of incurring a common area service charge. The Group makes the original payment for such expenses, which are then reimbursed by the lessees. The Group considered that it acts as a principal in these cases.

Service charge income related to can is presented separately from property operating expenses. Property operating expenses are expensed as incurred.

Under the lease contracts entered into, lessees also agree to participate in collective promotion funds (“CPF”) to be used in advertising and promoting the Group’s shopping malls. Each lessee’s participation is generally calculated as a percentage of the 15% monthly rent accrued.

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

IRSA Propiedades Comerciales S.A.

The Group applies IFRIC 15 “Agreements for the Construction of Real Estate”. IFRIC 15 gives guidance as to which standard applies when accounting for the construction of real estate; that is IAS 11 “Construction Contracts” or IAS 18 “Revenue”. IFRIC 15 interprets that an agreement meets the definition of a construction contract under IAS 11 when the buyer is able to specify the major structural elements of the design of the property either before or during construction. Furthermore, IFRIC 15 interprets that an agreement is for the sale of goods under IAS 18 when construction takes place independently of the agreement and the buyer has only a limited ability to influence the design. The Group has assessed the nature of its agreements and determined that they are within the scope of IAS 18. As a result, the Group recognizes revenue from the sale of open market private homes and commercial units entirely at the delivery in accordance with IAS 18.

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

However, the Group may market residential apartments during construction or even before construction commences. In these situations, buyers generally surrender a down payment to the Group with the remaining amount being paid when the developer completes the property and transfers it to the Group, and the Group in turn transfers it to the buyer. In these cases, revenue is not recognized until the apartments are completed and the transaction is legally completed, that is when the apartments are transferred to the homebuyers and deeds of title are executed. This is because in the event the residential apartments are not completed by the developer and consequently not delivered to the homebuyer, the Group is contractually obligated to return to the homebuyer any down payment received plus a penalty amount. The Group may then seek legal remedy against the developer for non-performance of its obligations under the agreement. The Group exercised judgment and considers that the most significant risk associated with the asset the Group holds (i.e. the right to receive the apartments) consisting of the unfulfillment of the developer's obligations (i.e. to complete the construction of the apartments) has not been transferred to the homebuyers upon reception of the down payment.

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

IRSA Propiedades Comerciales S.A.

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

In computing diluted earnings per share, income available to common shareholders used in the basic earnings per share calculation is adjusted to add back the after-tax amount of interest recognized in the year with respect to any debt convertible to common stock. The weighted-average number of common shares outstanding is adjusted to include the number of additional common shares that would have been outstanding if the dilutive potential common shares had been issued. Diluted earnings per share is based on the most advantageous conversion rate or exercise price over the entire term of the instrument from the standpoint of the security holder. The calculation of diluted earnings per share excludes potential common shares if their effect is anti-dilutive (Note 28).

2.28.
Dividend distribution

Cash dividend distribution to the Group’s shareholders is recognized as a liability in the period in which the dividends are approved. Such amounts have been recorded either under Retained Earnings, if already forfeited or under Trade and Other Payables, if not forfeited.

2.29.
Dividends income

Dividends earned are recorded when declared.

2.30.
Comparative information

Balance items as of June 30, 2017 and 2016 shown in these Financial Statements for comparative purposes arise from Financial Statements then ended. Reclassifications have been made in the comparative information as of June 30, 2017 and 2016.

During the fiscal year ended June 30, 2018, 2017 and 2016, there was a devaluation of the Argentine peso in relation to the US Dollar that accounted for approximately 74%, 11% and 65%, respectively. This situation affects the comparability of figures disclosed in these Financial Statements, arising mainly from the impact of the exchange rate on our assets and liabilities in foreign currency.

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

3.
 Significant judgments, key assumptions and estimates

Not all of these significant accounting policies require management to make subjective or complex judgments or estimates. The following is intended to provide an understanding of the policies that management considers critical because of the level of complexity, judgment or estimations involved in their application and their impact on the Consolidated Financial Statements. These judgments involve assumptions or estimates in respect of future events. Actual results may differ from these estimates.

IRSA Propiedades Comerciales S.A.

Estimation	Main assumptions	Potential implications	Main references
Business combination - Allocation of acquisition prices	Assumptions regarding timing, amount of future revenues and expenses, revenue growth, expected rate of return, economic conditions, discount rate, among other.	If the assumptions made be inaccurate, the recognized combination may not be correct.	Note 4 – Acquisitions and dispositions
Recoverable amounts of cash-generating units (even those including goodwill), associates and assets.
The discount rate and the expected growth rate before taxes in connection with cash-generating units.
The discount rate and the expected growth rate after taxes in connection with associates.
Cash flows are determined based on past experiences with the asset or with similar assets and in accordance with the Group’s best factual assumption relative to the economic conditions expected to prevail.
Business continuity of cash-generating units.
Appraisals made by external appraisers and valuators with relation to the assets’ fair value, net of realization costs (including real estate assets).
		If any of the assumptions made be inaccurate, this could lead to differences in the recoverable values of cash-generating units.	Note 10 – Property, plant and equipment Note 12 – Intangible assets
Estimated useful life of intangible assets and property, plant and equipment	Estimated useful life of assets based on their conditions.	Recognition of accelerated or decelerated depreciation by comparison against final actual earnings (losses).	Note 10 – Property, plant and equipment Note 12 – Intangible assets
Fair value valuation of investment properties	Fair value valuation made by external appraisers and valuators. See Note 9.	Incorrect valuation of investment property values	Note 9 – Investment properties
Income tax
The Group estimates the income tax amount payable for transactions where the Treasury’s Claim cannot be clearly determined.
Additionally, the Group evaluates the recoverability of assets due to deferred taxes considering whether some or all of the assets will not be recoverable.
		Upon the improper determination of the provision for income tax, the Group will be bound to pay additional taxes, including fines and compensatory and punitive interest.	Note 20 – Taxes
Allowance for doubtful accounts	A periodic review is conducted of receivables risks in the Group’s clients’ portfolios. Bad debts based on the expiration of account receivables and account receivables’ specific conditions.	Incorrect recognition of charges / reimbursements of the allowance for bad debt.	Note 14 – Trade and other receivables
Level 2 and 3 financial instruments
Main assumptions used by the Group are:
● Discounted projected income by interest rate
● Values determined in accordance with the shares in equity funds on the basis of its Financial Statements, based on fair value or investment assessments.
● Comparable market multiple (EV/GMV ratio).
● Underlying asset price (Market price); share price volatility (historical) and market interest-rate (Libor rate curve).
		Incorrect recognition of a charge to income / (loss).	Note 13 – Financial instruments by category
Probability estimate of contingent liabilities.	Whether more economic resources may be spent in relation to litigation against the Group; such estimate is based on legal advisors’ opinions.	Charge / reversal of provision in relation to a claim.	Note 19 – Provisions

4.
Acquisitions and disposals

Fiscal year ended as of June 30, 2018

Acquisition of La Arena

On February 20, 2018 IRSA Propiedades Comerciales, through its subsidiary Ogden Argentina S.A. ("OASA"), which the Company controlled thorugh Entertainment Holdings S.A., acquired a 60% equity interest in La Arena, which developed and operates the stadium known as "DIRECTV ARENA", located in Tortuguitas, province of Buenos Aires.

The price set for the transaction amounted to USD 4.2 million, of which USD 1.9 million were outstanding as of the date of this annual report.

See in Note 15 the balances of business combination.

Acquisition of plot of land La Plata

On March 22, 2018 IRSA Propiedades Comerciales acquired, directly and indirectly, 100% of a plot of land of 78,614 sqm of surface located in Camino General Belgrano, between 514th Av., 19th Av. and 511 Street, in the town of La Plata, province of Buenos Aires.

The operation was made through the purchase of 100% of the shares of common stock of the company Centro de Entretenimientos La Plata SA ("CELAP"), owner of 61.85% of the property and the direct purchase of the remaining 38.15% share of common stock from non-related third parties.

IRSA Propiedades Comerciales S.A.

The total price of the transaction was USD 7.5 million, which has been fully paid.

The purpose of this acquisition is the future development of a mixed-use project.

Acquisition of plot of land in Mendoza

On March 14, 2018 the Company acquired a 3,641 sqm of plot of land adjacent to Mendoza Shopping, for an amount of USD 1.2 million. As of the date of these Financial Statements, USD 0.8 million were outstanding.

Sale of units in Intercontinental Building

IRSA Propiedades Comerciales sold 851,79 square meters corresponding to one floor of office and eight parking lots in the Intercontinental Plaza building The consideration was USD 3 million, which was fully paid.

Fiscal year ended as of June 30, 2017

Acquisition of control over Entertainment Holdings S.A. (EHSA)

In July 2016, IRSA Propiedades Comerciales, acquired 20% shareholding in EHSA, a company where it already owned 50%. It also acquired 1.25% interest in Entretenimiento Universal S.A. (“ENUSA”). The amount paid for the acquisition was Ps. 53 million. As a result, the Group now holds 70% of the voting stock of EHSA.

EHSA holds, both directly and indirectly, 100% of the shares of OGDEN Argentina S.A. (“OASA”) and 95% of the shares of ENUSA.

OASA holds 50% of the voting stock of La Rural S.A. (“LRSA”), a company that holds the right to commercially operate the emblematic “Predio Ferial de Palermo” in the Autonomous City of Buenos Aires, where the Sociedad Rural Argentina (“SRA”) holds the remaining 50%.

See in Note 15 the balances of business combination.

Purchase of Philips Building

On June 5, 2017, IRSA Propiedades Comerciales acquired the Philips Building located in Saavedra, Autonomous City of Buenos Aires, next to the DOT Shopping Mall. The building has a constructed area of 10,142 square meters and is intended for office development and lease. The acquisition price was USD 29 million, which was fully paid up as of June 30, 2017.

Furthermore, the Company has signed an agreement with the seller which allow them to remain leasing the building for a term of 7 months and 15 days, which expire on January 19, 2018.

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

IRSA Propiedades Comerciales S.A.

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

IRSA Propiedades Comerciales S.A.

Financial instruments are only considered sensitive to foreign exchange rates where they are not in the functional currency of the entity that holds them. The following table shows the US dollar-denominated net amounts of the financial instruments for the years ended June 30, 2018 and 2017. All amounts are presented in Argentine Pesos, the presentation currency of the Group:

	Net monetary position liability
	06.30.18	06.30.17
Borrowing position with third parties	(9,697,165)	(5,267,218)
Lending position with related parties	360,966	315,194
Net monetary position	(9,336,199)	(4,952,024))

The Group estimates that, other factors being constant, a 10% oscillation of the US dollar against the Argentine Peso at year-end would impact in the profit before income tax in an amount of Ps. 933,620 and Ps. 495,202 for the years ended June 30, 2018 and 2017, respectively.

This sensitivity analysis provides only a limited, point-in-time view of the sensitivity of the foreign exchange risk associated with Group’s financial instruments. The actual impact of the foreign exchange rate changes on the Group’s financial instruments may differ significantly from the impact shown in the sensitivity analysis.

Furthermore, the Group also uses derivative instruments, such as foreign currency forward contracts, to manage exposure to foreign exchange risk. As of June 30, 2018 and 2017 there were foreign-currency forward contracts in the amount of Ps. 47,360 (assets) and Ps. 4,950 (liabilities), respectively.

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

The Group’s interest rate risk principally arises from long-term borrowings (Note 18). Borrowings issued at floating rates expose the Group to the risk that the actual cash flows differ from those expected. Borrowings issued at fixed rates expose the Group to the risk that the fair values of these differ from those expected. The Group manages this risk by maintaining an appropriate mix between fixed and floating rate interest bearing liabilities. These activities are evaluated regularly to determine that the Group is not exposed to interest rate movements that could adversely impact its ability to meet its financial obligations and to comply with its borrowing covenants.

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

See in Note 18 the breakdown of the Group’s fixed-rate and floating-rate borrowings per currency denomination (excluding finance leases) for the years ended June 30, 2018 and 2017:

  The Group estimates that, other factors being constant, a 1% oscillation in floating rates at year-end would impact the profit before income tax for the year ended June 30, 2018 and 2017 by Ps. 10.89 million and Ps. 0.96 million, respectively. Additionally, the variation of 1% in the swap rate would impact in the statement of comprehensive income before taxes in Ps. (16) million.

IRSA Propiedades Comerciales S.A.
Other price risk

The Group is exposed to price risk inherent in equity investments, which are classified on the consolidated statement of financial position at fair value through profit or loss. The Group regularly reviews the prices evolution of these equity securities in order to identify significant movements. (Note 13)

As of June 30, 2018 and 2017, the total value of the investment in equity securities issued by other companies equals to Ps. 201.7 million and Ps. 157.7 million, respectively.

The Group estimates that, other factors being constant, a 10% oscillation in equity indexes at fiscal year-end would decrease profit before income tax for the years ended June 30, 2018 and 2017 by Ps. 20.2 million and Ps. 15.8 million, respectively.

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

IRSA Propiedades Comerciales S.A.

The Group has specific policies to ensure that rental contracts are transacted with counterparties with appropriate credit quality. The majority of the Group’s shopping mall, office and other rental properties’ tenants are well-recognized retailers, diversified companies, professional organizations, and others. Owing to the long-term nature and diversity of its tenancy arrangements, the credit risk of this type of trade receivables is considered to be low. Generally, the Group has not experienced any significant losses resulting from the non-performance of any counterpart to the lease contracts. As a result, the allowance for doubtful accounts balance is low. Individual risk limits are set based on internal or external ratings in accordance with limits set by the Group, as applicable. If customers are independently rated, these ratings are used. If there is no independent rating, risk control assesses the credit quality of the customer, taking into account its past experience, financial position, actual experience and other factors. Based on the Group’s analysis, the Group determines the amount of the deposit that is required from the tenant at inception of the lease. Management does not expect any losses from non-performance by these counterparties (Note 14).

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

Where the interest payable is not fixed, the amount disclosed has been determined by reference to the conditions existing at each reporting date.

At June 30, 2018	Less than 1 year	Between 1 and 2 years	Between 2 and 3 years	Between 3 and 4 years	More than 4 years	Total
Trade and other payables	776,952	71,444	3,670	2,498	-	854,564
Borrowings (excluding finance lease liabilities)	1,138,838	1,387,782	5,374,580	1,235,747	11,381,419	20,518,366
Finance leases	6,945	6,498	1,803	-	-	15,246
Derivative financial instruments	264	-	-	-	46,447	46,711
Total	1,922,999	1,465,724	5,380,053	1,238,245	11,427,866	21,434,887

At June 30, 2017	Less than 1 year	Between 1 and 2 years	Between 2 and 3 years	Between 3 and 4 years	More than 4 years	Total
Trade and other payables	480,612	5,940	4,570	1,497	1,489	494,108
Borrowings (excluding finance lease liabilities)	787,406	523,845	523,845	523,845	6,748,934	9,107,875
Finance leases	1,690	968	668	-	-	3,326
Derivative financial instruments	4,950	-	-	-	-	4,950
Total	1,274,658	530,753	529,083	525,342	6,750,423	9,610,259

IRSA Propiedades Comerciales S.A.

(d)
Capital risk management

The capital structure of the Group consists of shareholder’s equity and short-term to long-term net borrowings. The type and maturity of the Group’s borrowings are analyzed further in Note 18. The Group’s equity is analyzed into its components in the consolidated statement of changes in equity. Capital is managed so as to promote the long-term success of the business and to maintain sustainable returns for shareholders.

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

	06.30.18	06.30.17
Gearing ratio (i)	29.21%	21.13%
Debt ratio (ii)	28.66%	16.94%

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

IRSA Propiedades Comerciales S.A.

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

Operating segments identified are disclosed as reportable segments if they meet any of the following quantitative thresholds:

●
The operating segment’s reported revenue, including both sales to external customers and inter-segment sales or transfers, is 10% or more of the combined revenue, internal and external, of all operating segments.

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

  IRSA Propiedades Comerciales S.A.

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

●
 “Offices” includes the lease of offices and other rental properties and services related to these properties.

●
 “Sales and Developments” includes the sales of undeveloped parcels of land and properties, and activities related to the development and maintenance of such properties.

●
 “Others” includes the financing activities developed through our associated company Tarshop S.A., our residual consumer financing transactions and the operations developed by our subsidiary Entertainment Holdings S.A.

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

  IRSA Propiedades Comerciales S.A.

The Group introduced a change in the way the CODM evaluates performance for "offices and others" and "sales and developments" segments. For those investment properties sold in our offices and others segment, their change in fair value (or realized gain) is now shown as part of the sales and developments segment The changes have affected (1) “offices and others” and “sales and developments” segments in the fiscal year ended June 30, 2017, which are related to the allocation of the realized changes in fair value of investment properties in “sales and developments” segment; and (2) “offices and others” and “financial operations and others” in the period ended March 31, 2018, changing the name of the latter to “Others” and adding the operations developed by our subsidiary Entertainment Holdings S.A..

The following is a summary analysis of the Group's business segments, corresponding to the fiscal years ended June 30, 2018, 2017 and 2016. Additionally, a reconciliation between results of operations corresponding to segment information and the results of operations as per the statements of comprehensive income; and total assets by segment and total assets according to the statement of financial position. The information by segments has been prepared and classified according to the businesses in which the Group carries out its activities:

IRSA Propiedades Comerciales S.A.

	06.30.18
	Shopping Malls	Offices	Sales and developments	Others	Total segmet reporting	Adjustment for expenses and collective promotion funds	Adjustment for share in profit/ (loss) of joint ventures	Total as per Statement of Comprehensive Income
Revenue	3,664,651	492,096	105,525	9,326	4,271,598	1,717,000	(39,392)	5,949,206
Operating costs	(329,785)	(48,407)	(18,688)	(19,752)	(416,632)	(1,747,051)	24,236	(2,139,447)
Gross profit (loss)	3,334,866	443,689	86,837	(10,426)	3,854,966	(30,051)	(15,156)	3,809,759
Net gain from fair value adjustment of investment properties	11,340,085	5,042,427	1,000,147	45,580	17,428,239	-	(738,122)	16,690,117
General and administrative expenses	(320,234)	(39,438)	(38,566)	(18,100)	(416,338)	-	1,096	(415,242)
Selling expenses	(238,170)	(47,362)	(10,635)	(1,955)	(298,122)	-	3,257	(294,865)
Other operating results, net	(56,451)	348	33,569	13,684	(8,850)	-	3,945	(4,905)
Profit (Loss) from operations	14,060,096	5,399,664	1,071,352	28,783	20,559,895	(30,051)	(744,980)	19,784,864
Share in profit of associates and joint ventures	-	-	-	20,171	20,171	-	619,354	639,525
Segment profit (loss) before financing and Taxation	14,060,096	5,399,664	1,071,352	48,954	20,580,066	(30,051)	(125,626)	20,424,389
Investment properties	40,467,248	12,625,243	2,394,577	191,667	55,678,735	-	(1,623,924)	54,054,811
Property, plant and equipment	55,952	53,956	-	-	109,908	-	(471)	109,437
Trading properties	-	-	61,568	-	61,568	-	-	61,568
Goodwill	1,323	3,913	-	100,861	106,097	-	(5,236)	100,861
Rights to receive units (barter transactions)	-	-	26,596	-	26,596	-	-	26,596
Inventories	25,492	-	-	-	25,492	-	(610)	24,882
Investments in associates and joint ventures	-	-	-	189,815	189,815	-	1,243,343	1,433,158
Operating assets	40,550,015	12,835,487	2,482,741	329,968	56,198,211	-	(386,898)	55,811,313

	06.30.17
	Shopping Malls	Offices	Sales and developments	Others	Total segmet reporting	Adjustment for expenses and collective promotion funds	Adjustment for share in profit/ (loss) of joint ventures	Total as per Statement of Comprehensive Income
Revenue	3,046,588	401,767	99,136	891	3,548,382	1,488,187	(39,407)	4,997,162
Operating costs	(349,445)	(27,908)	(22,534)	(48)	(399,935)	(1,512,738)	12,887	(1,899,786)
Gross profit (loss)	2,697,143	373,859	76,602	843	3,148,447	(24,551)	(26,520)	3,097,376
Net gain from fair value adjustmentof investment properties	2,068,103	1,064,586	193,187	-	3,325,876	-	(192,463)	3,133,413
General and administrative expenses	(261,475)	(31,464)	(30,483)	(1,539)	(324,961)	-	2,785	(322,176)
Selling expenses	(188,081)	(33,871)	(13,740)	(2,982)	(238,674)	-	2,146	(236,528)
Other operating results, net	(57,712)	(6,731)	(4,062)	16,183	(52,322)	-	1,103	(51,219)
Profit (Loss) from operations	4,257,978	1,366,379	221,504	12,505	5,858,366	(24,551)	(212,949)	5,620,866
Share in profit of associates and joint ventures	-	-	-	13,677	13,677	-	139,026	152,703
Segment profit (loss) before Financing and Taxation	4,257,978	1,366,379	221,504	26,182	5,872,043	(24,551)	(73,923)	5,773,569
Investment properties	28,799,277	6,841,517	1,158,695	-	36,799,489	-	(882,607)	35,916,882
Property, plant and equipment	55,409	65,663	-	-	121,072	-	(536)	120,536
Trading properties	-	-	61,600	-	61,600	-	-	61,600
Goodwill	1,323	3,913	-	26,375	31,611	-	(5,236)	26,375
Rights to receive units (barter transactions)	-	-	27,560	-	27,560	-	-	27,560
Inventories	23,260	-	-	-	23,260	-	(538)	22,722
Investments in associates	-	-	-	197,605	197,605	-	593,815	791,420
Operating assets	28,879,269	6,911,093	1,247,855	223,980	37,262,197	-	(295,102)	36,967,095

IRSA Propiedades Comerciales S.A.

	06.30.16
	Shopping Malls	Offices	Sales and developments	Others	Total segmet reporting	Adjustment for expenses and collective promotion funds	Adjustment for share in profit/ (loss) of joint ventures	Total as per Statement of Comprehensive Income
Revenue	2,409,082	284,137	2,679	1,013	2,696,911	1,183,627	(22,038)	3,858,500
Operating costs	(250,306)	(12,254)	(5,720)	(77)	(268,357)	(1,201,305)	9,458	(1,460,204)
Gross profit (loss)	2,158,776	271,883	(3,041)	936	2,428,554	(17,678)	(12,580)	2,398,296
Net gain from fair value adjustmentof investment properties	16,131,702	867,413	425,114	-	17,424,229	-	(331,826)	17,092,403
General and administrative expenses	(178,643)	(23,308)	(20,296)	-	(222,247)	-	667	(221,580)
Selling expenses	(145,278)	(12,824)	(4,264)	(1,835)	(164,201)	-	1,980	(162,221)
Other operating results, net	(61,556)	(1,377)	(7,831)	(18)	(70,782)	-	2,230	(68,552)
Profit (Loss) from operations	17,905,001	1,101,787	389,682	(917)	19,395,553	(17,678)	(339,529)	19,038,346
Share in profit of associates and joint ventures	-	-	-	(11,017)	(11,017)	-	215,316	204,299
Segment profit (loss) before Financing and Taxation	17,905,001	1,101,787	389,682	(11,934)	19,384,536	(17,678)	(124,213)	19,242,645
Investment properties	26,633,273	4,876,164	1,362,670	-	32,872,107	-	(638,011)	32,234,096
Property, plant and equipment	49,053	69,870	-	-	118,923	-	(598)	118,325
Trading properties	-	-	48,029	-	48,029	-	-	48,029
Goodwill	1,323	3,911	-	-	5,234	-	(5,234)	-
Rights to receive units (barter transactions)	-	-	38,281	-	38,281	-	-	38,281
Inventories	18,560	-	-	-	18,560	-	(358)	18,202
Investments in associates	-	-	-	134,527	134,527	-	463,232	597,759
Operating assets	26,702,209	4,949,945	1,448,980	134,527	33,235,661	-	(180,969)	33,054,692

IRSA Propiedades Comerciales S.A.
 7.
           Information about subsidiaries

The Group conducts its business through several operating and holding subsidiaries.

The subsidiaries are shown by percentage of participation held by the Group:

			06.30.18		06.30.17
Name of the entity	Place of business / Country of incorporation	Main activity	% of ownership interest held	% of ownership interest held by non-controlling interests	% of ownership interest held	% of ownership interest held by non-controlling interests

Fibesa S.A.	Argentina	Mandatary	100.00%	-	100.00%	-
Centro de Entretenimientos La Plata S.A.	Argentina	Real estate	100.00%	-	-	-
Torodur S.A.	Uruguay	Investment	100.00%	-	100.00%	-
Shopping Neuquén S.A.	Argentina	Real estate	99.95%	0.05%	99.92%	0.08%
Arcos del Gourmet S.A.	Argentina	Real estate	90.00%	10.00%	90.00%	10.00%
Panamerican Mall S.A.	Argentina	Real estate	80.00%	20.00%	80.00%	20.00%
Entertainment Holdings S.A.	Argentina	Investment	70.00%	30.00%	70.00%	30.00%
Emprendimiento Recoleta S.A.	Argentina	Real estate	53.68%	46.32%	53.68%	46.32%

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

Arcos del Gourmet

Injuction order

In December 2013, the Judicial Branch confirmed an injunction order that suspended the opening of the Shopping Mall on the grounds that it did not have certain government permits in the context of two legal proceedings, where a final decision has been rendered for Distrito Arcos.

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

Nowadays, the Distrito Arcos is open to the public and operating normally.

Concession Status

In November 2008, Arcos del Gourmet S.A. signed a contract with the Agencia de Administración de Bienes del Estado (State Assets Administration Office, or AABE in Spanish) for which the Company had been granted the concession to use the properties located in the jurisdiction of Estación Palermo, ex Línea San Martín - Palermo loading deck (on Juan B. Justo Avenue from Santa Fe Avenue to Paraguay Street) until December 31, 2025 (the “Arcos concession agreement”).

Subsequently, in September 2011, a contract for the readjustment of this concession was entend in to with the Railway Infrastructure Administrator (ADIF in spanish) (to which the rail assets were transferred in the jurisdiction of AABE), puorsuant to the term of the Arcos concession agreement was extended until December 31, 2030. This new agreement provides for an automatic extension of 3 years and 4 months in the event that the Company complies with the agreement and ADIF so finds. Likewise, a new extension is established for an additional 3 years if the Company so declares and ADIF corroborates compliance with the obligations. This agreement established an initial monthly fee of Ps.200 (plus VAT) until December 31, 2025, and Ps.250 (plus VAT) as of January 1, 2026, these values being adjustable every 2 years until the end of the term of the concession.

The Argentine government issued Executive Order 1723/2012, whereby several plots of land located in prior rail yards of Palermo, Liniers and Caballito were designated for development and urbanization projects.

IRSA Propiedades Comerciales S.A.

In this respect and as part of several measures related to other licensed persons and/or concessionaires, the Company was notified, of Resolution 170/2014 revoking of the Arcos Concession agreement.

It should further be pointed out that such measure:

(i) has not been adopted due to noncompliance of the company.
(ii) there is no the interruption of the commercial development or operation of the shopping mall, which continues to operate under normal conditions;

Notwithstanding the foregoing, Arcos del Gourmet S.A. has filed applicad the relevant administrative resources (appeal) and has also filed a judicial action requesting that the revocation of the Arcos Concession agreement be overruled. Likewise, the Company has concurrently brought an action of lease rental payments as a result of which it is making judicial deposits in time and form of the agreed monthly rental payments pursuant to the Concession to Agreement for that the Company interprets has been improperly revoked. To date, the administrative remedy has been waived (by operation of law since judicial proceedings have been commenced), the Argentine govermant answered the complaint in the case where the parties contest the admissibility of the order revoking the concession, and the complaint has already been served which was answered by Trenes Argentinos opposing exceptions, which have already been answered by the Company.

Emprendimiento Recoleta S.A

As a result of a public auction, in February 1991, the City of Buenos Aires granted to Emprendimiento Recoleta S.A (ERSA) a 20-year concession to use a plot of land in Centro Cultural Recoleta, which was set to expire in November 2013. In addition, pursuant to Resolution No. 1125/00 issued by the Secretariat of Economy and Finance of the Government of the City of Buenos Aires (Secretaria de Hacienda y Finanzas del GCBA) an extension was granted for “Edificio Esquina” or “Edificio Ballena” to be used as a Multipurpose Area (“Salones de usos múltiples”); and pursuant to Decree No. 867/10 dated November 25, 2010, a five-year extension was granted so the agreement is set to expire on November 18, 2018.

As of the date of these financial statements, no additional extension of the concession term had been agreed upon, for which reason it shall end on November 18, 2018, and on such date the ninety (90)-day term agreed by contract for the return of the property under concession to the Government of the City of Buenos Aires on the terms and conditions set forth in the agreement shall start running. For such purposes and in order to take all legal precautions available, ERSA has filed early eviction proceedings (also known as “condena de futuro”) against all lessees of the shopping mall.

On April 12, 2018, ERSA was given notice by the First Instance Court hearing Federal Criminal and Correctional Matters No. 1 (Juzgado Nacional en lo Criminal y Correccional Federal N° 1), in the case entitled “Blaksley Enrique and others, violation of Section 303”, of the resolution ordering an intervention of ERSA for a term of six months, and appointment of observer for collection and reporting purposes, and a general restriction on the disposition of property. In response to such court order, ERSA filed a motion to dismiss to defend the company’s interests. As of the date hereof, ERSA has not been notified of any resolution on such motion or the appointment of an observer. On July 20, 2018 and subsequently, on August 10, 2018, it received two further notices from the same Court, whereby: 1) ERSA it is ordered to transfer to the Court’s account 7.36 % of all revenues of the company from any sources; and 2) the intervenors were appointed representatives of the 46.316% minority shareholders at all shareholders’ and board meetings. A motion to dismiss was filed against such orders.

It should be noted that the end of ERSA’s concession has no significant impact on the Group’s financial statements.

IRSA Propiedades Comerciales S.A.

Panamerican Mall S.A.

Below is the summarized financial information of subsidiaries with material non-controlling interests which are considered significant for the Group, presented before intercompany eliminations.

	Current assets	Non-current assets	Current liabilities	Non-current liabilities	Net assets	% of ownership interest held by non-controlling interests	Book value of non-controlling interest	% of ownership interest held by controlling interests	Book amount
06.30.18	684,125	8,651,271	399,058	2,874,630	6,061,708	20%	1,211,783	80%	4,847,130
06.30.17	424,643	5,136,295	228,464	1,659,926	3,672,548	20%	734,510	80%	2,938,038

	Revenues	Comprehensive income for the year	Cash from operating activities	Cash from investing activities	Cash from financing activities	Net increase in cash and cash equivalents	Dividends paid to non-controlling interest
06.30.18	649,681	2,571,160	300,458	(712,855)	446,230	33,833	36,400
06.30.17	545,783	423,749	(4,917)	215,148	(153,121)	57,110	42,598

The non-controlling interests of the remaining subsidiaries summarize Ps. 186,089 and Ps. 136,659 as of June 30, 2018 and 2017 respectively. Non of these subsidiaries have non-controlling interest that individually are considered significant for the group.

8.
Interests in joint ventures

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

Quality Invest S.A.

On March 31, 2011, Quality Invest and Nobleza Piccardo S.A.I.C. y F., or “Nobleza Piccardo,” executed the title deed for the purchase of a plot of land of 159,996 square meters located in the District of San Martin, Province of Buenos Aires, currently intended for industrial purposes and suitable in terms of characteristics and scale for mixed-use developments. The price for the property was USD 33 million, being paid 30% as of that date. For the remaining balance a mortgage was constituted in the first degree of privilege over the property in favor of Nobleza Piccardo. Capital plus interest calculated at a nominal annual rate of 7.5% on balances, was paid in full in advance in March 2013.

On May 16, 2012, the Municipality of San Martin granted a pre-feasibility permit for commercial use, entertainment, events, offices, etc., which would enable performance of a mixed-use development thereon.

Pursuant to an Ordinance 11,706 enacted on December 30, 2014, a rezoning permit was obtained for the plot of land to be used mainly for commercial purposes, which considerably expands the uses and potential buildable square meters through new urban indicators. On January 5, 2016, the Provincial Decree 1,835 was published in the Official Gazette of the Province of Buenos Aires granting its approval, and the new urban and rezoning standards thus became effective.

As approved in the Ordinance, on January 20, 2015, Quality Invest entered into a zoning agreement with the Municipality of San Martin which governs various issues related to applicable regulations and provides for a mandatory assignment of square meters in exchange for monetary contributions subject to fulfillment of certain administrative milestones of the rezoning process, the first of which (for Ps.20,000) was paid to the Municipality ten days after the execution of the aforementioned agreement.

Moreover, on June 27, 2016, the plot subdivision plan was filed with the Municipality, in compliance with another significant milestone committed under the zoning agreement.

IRSA Propiedades Comerciales S.A.

On June 28, 2017, Quality Invest S.A. signed an agreement with EFESUL S.A. in order to assume as their own the obligations that the latter agreed with the Municipality of General San Martin within the framework of the aforementioned Urban Agreement. These agreement contemplates a donation, which will be paid based on the work progress that the Municipality develops on the property initially transferred by EFESUL S.A.

In addition, during July 2017, Quality Invest S.A. subscribed two addendums to the aforementioned Urban Development Agreement, which contemplate the following: 1) a new subdivision plan of the property will be presented within 120 days of the addendum signing and 2) the payment of the twelveth installment in cash was replaced by the sum of Ps.71 million payables in 18 equal and consecutive monthly installments.

On March 8, 2018, it was agreed with the renowned Gehl Firm (Denmark) - Urban Quality Consultant - the elaboration of a master plan, generating a modern concept of New Urban District of Mixed Uses.

Added to this, local consultants were also hired as: Guillermo Oliveto (Consultant W) in Market Analysis, Gastón Biggio (GUT) in naming and branding of the District, Colla & Colombo Consultants in Business Analysis and Alejandro Langlois in Vehicular Impact, among others. In this way, the Company have a clear sizing and positioning of the business to which will deal opportunely.

Regarding the project, we are working on the definition of the master plan that includes a mix of uses (Residential, Commercial, etc.) in order to carry out a large-scale urban development contemplating more of 500,000 square meters. The regulations for this master plan are framed in a zoning called the Main Commercial District (Distrito Comercial Principal), which entered into force in 2016 through the publication of the Provincial Decree of the Municipal Ordinance No.11,706.

La Rural S.A.

 In connection with the Fairground, as publicly known, in December 2012 the National Executive Branch issued Executive Order 2552/12 that annulled an executive order dated 1991 which had approved the sale of the Fairground to the Sociedad Rural Argentina (SRA); the effect of this new order was to revoke the sale transaction. Subsequent, on March 21, 2012, the National Executive Branch notified the SRA of said executive order and further ordered that the property be returned to the Argentine government within 30 subsequent days. Then, the SRA issued a press release publicly disclosing the initiation of legal actions and the obtaining of a precautionary measure for which Decree 2552/12 was suspended. Furthermore, as it has become publicly known, on August 21, 2013, the Supreme Court of Justice rejected the appeal filed by the Argentine government against the interim measure timely requested by the SRA.

Neither has IRSA Propiedades Comerciales been served notice formally nor is it a party involved in the legal actions brought by the SRA.

 In connection with the Fairground, as publicly known, in December 2012 the National Executive Branch issued Executive Order 2552/12 that annulled an executive order dated 1991 which had approved the sale of the Fairground to the Sociedad Rural Argentina (SRA); the effect of this new order was to revoke the sale transaction. Subsequent, on March 21, 2012, the National Executive Branch notified the SRA of said executive order and further ordered that the property be returned to the Argentine government within 30 subsequent days. Then, the SRA issued a press release publicly disclosing the initiation of legal actions and the obtaining of a precautionary measure for which Decree 2552/12 was suspended. Furthermore, as it has become publicly known, on August 21, 2013, the Supreme Court of Justice rejected the appeal filed by the Argentine government against the interim measure timely requested by the SRA.

Neither has IRSA Propiedades Comerciales been served notice formally nor is it a party involved in the legal actions brought by the SRA.

Given the potential dimension of the dispute, as it has been known to the public, we estimate that if Executive Order 2552/12 was found to be unconstitutional, such order shall have no legal effects either in EHSA or in the acquisition by IRSA Propiedades Comerciales of an equity interest in EHSA. However, should the opposite happen, that is, a court order declaring the Executive Order 2699/91, this could have a real impact on acquired assets. In this scenario, the judicial decision may render the purchase of the Plot of Land by SRA null and void, and all acts executed by SRA in relation to the Plot of Land, including the right of use currently held by the entity where EHSA has an indirect equity interest, through vehicle entities, would also become null and void.

On June 1, 2015, a ruling was issued in case 4573/2012 SOCIEDAD RURAL ARGENTINA vs. NATIONAL STATE – EXECUTIVE POWER ON DECLARATORY ACTION, whereby the injunction staying the effects of Executive Order 2552/12 were lifted.

On June 2, 2015 the SRA filed a writ of appeals against the ruling indicated above and on that same date the appeal was admitted with staying effects. While the appeal filed by SRA was filed in the Appellate court, the decision of the judge of first instance who decided to lift the precautionary measure had no effect and was suspended.

On September 17, 2015, the court of appeals revoked the decision and rejected in the motion by of the Argentine government to lift the precautionary measure and the Law N° 26,854 was declared inapplicable to the case of precautionary measures against the Government. As a result, the injunction issued on January 4, 2013 was confirmed. The National Government filed an extraordinary federal appeal and subsequently a complaint, both were dismissed, therefore, the precautionary measure was reaffirmed.

On March 11, 2016 La Rural S.A. was summoned as third party in the case referred to above, and filed an answer to such summons on April 6, 2016.

IRSA Propiedades Comerciales S.A.

               On April 21, 2016 the National Government presented itself, requested the annotation of litis as a precautionary measure, opposed the exception of incompetence, raised the inadmissibility of the declaratory action of certainty, in subsidy, proceeded to answer the complaint. It also requested the suspension of the sentence until the criminal case is resolved and opposed, as a counterclaim, a motion declare the anulment of Decree 2699/91, as well as all those acts enacted in consequence of said decree.

By order of April 29, 2016, the National Government was presented, opposed to the exception raised, the claim in subsidy was contested and the action of injuriousness filed, and it ordered the transfer of the different Government proposals to the SRA.

On the same occasion, the precautionary measure for the annotation of the requested litigation was admitted under the responsibility of the National Government regarding the individualized properties in the process.

On November 22, 2016, SRA answered the transfer of the injuriousness action filed by the National Government, which was considered as answered on December 1.

On December 21, 2016, the National Government, for its part, answered the exception of expiration opportunely opposed. Nevertheless, it was indicated that confirmation with La Rural S.A. was pending.

On June 19, 2017, the transfer of the exception of incompetence raised by the National Government was substantiated, which was answered by La Rural SA in June 2017. On the same occasion, SRA accused expiry of that previous exception in the terms of article 310 CPCCN, which was resolved by order of July 14, 2017.

On that occasion it was resolved to sustain the expiration filed by Sociedad Rural Argentina regarding the incident of exception of incompetence filed by the National Government. Therefore, the process was settled in the Civil and Commercial Federal jurisdiction.

On August 28, 2017, the National Government notified the transfer of the request of certain sections of the SRA's submission that answered the counterclaim and was transferred to the third party of the prescription exception opposed by the SRA at the time of answer the counterclaim. Both substations were answered by SRA and La Rural SA on September 4, 2017.

On October 5, 2017, the Federal Oral Criminal Court No. 2 requested the referral of the proceedings in the context of the case: "Menem, Carlos Saúl and other s / inf. Art. 261, first paragraph of the CP ". For presentations of December 2017 and March 2018, SRA requested the Oral Court to return the proceedings in order to continue with the process. As of the date of these financial statements, the proceedings have not been returned and are in the possession of the Oral Criminal Court No. 2.

There are no contingent liabilities relating to the Group’s interest in joint ventures, and there are no contingent liabilities of the joint ventures themselves, other those previously the mentioned above.

Set out below is the summarized financial information for the joint ventures considered to be material to the Group:

	Current assets	Non-current assets	Current liabilities	Non-current liabilities	Net assets	% of ownership interest	Book value of non-controlling interest	Goddwill and others	Book amount
06.30.18
Quality Invest S.A	4,888	2,820,477	64,283	648,184	2,112,898	50%	1,056,449	3,911	1,061,610
Tarshop	4,979,104	1,446,607	5,182,946	772,227	470,538	20%	94,108	-	94,108
06.30.17
Quality Invest S.A	17,804	1,486,497	82,300	466,009	955,992	50%	477,996	3,911	481,907
Tarshop	4,752,937	1,132,158	4,222,263	1,259,347	403,485	20%	80,697	-	80,694

IRSA Propiedades Comerciales S.A.

	Revenues	Comprehensive income for the year	Cash from operating activities	Cash from investing activities	Cash from financing activities	Net increase (decrease) in cash and cash equivalents
06.30.18
Quality Invest S.A	12,538	1,078,880	(79,768)	(495)	80,270	7
Tarshop S.A.	3,854,868	67,073	(431,855)	(7,620)	395,160	(44,315)
06.30.17
Quality Invest S.A	26,435	237,304	(10,586)	(253)	10,833	(6)
Tarshop S.A.	1,622,801	26,033	(772,527)	(11,081)	808,132	24,524

Below is shown a detail of the investment and values of shares held by de Group in associates and joint ventures as of June 30, 2018 and 2017, as well as the Group's participation in the comprehensive results of these companies as of June 30, 2018, 2017 and 2016:

	% of ownership interest			Value of Company’s interest in equity		Company’s interest in comprehensive income
Name of the entity	06.30.18	06.30.17	06.30.16	06.30.18	06.30.17	06.30.18	06.30.17	06.30.16
Joint ventures
Quality Invest S.A.	50.00%	50.00%	50.00%	1,061,850	481,907	540,930	118,652	154,072
Nuevo Puerto Santa Fe S.A. (1)(5)	50.00%	50.00%	50.00%	181,493	111,908	78,424	20,374	61,244
La Rural S.A.(2)	50.00%	50.00%	-	92,923	113,365	13,728	15,314	-
Entertainment Holdings S.A.	-	-	50.00%	-	-	-	-	20,419
Entretenimiento Universal S.A	-	-	2.50%	-	-	-	-	11
Associates
Tarshop S.A.(2)	20.00%	20.00%	20.00%	94,108	80,694	13,415	5,207	(31,447)
Otra asociadas (3)				2,784	3,546	(6,972)	(6,844)	-
Total interests in associates and joint ventures (4)				1,433,158	791,420	639,525	152,703	204,299

				Last financial statements issued
Name of the entity	Place of business / Country of incorporation	Main activity	Common shares	Share capital (nominal value)	Income for the year	Equity
Joint ventures
Quality Invest S.A.	Argentina	Real estate	120,827,022	241,654	1,078,880	2,112,897
Nuevo Puerto Santa Fe S.A. (1)(5)	Argentina	Real estate	138,750	27,750	156,848	360,340
La Rural S.A. (2)	Argentina	Event organization and others	714,498	1,430	77,598	156,856
Associates
Tarshop S.A. (2)	Argentina	Consumer financing	48,759,288	598,796	67,073	470,538

(1) Nominal value per share Ps. 100.
(2) Correspond to profit for the fiscal year ended at June 30, 2018 and 2017.
(3) Represents other individually non-significant associates.
(4) Includes Ps 364 and Ps. 206. as of June 30, 2018 and 2017, respectively, in relation to the equity interest in Avenida Compras disclosed under. (See Note 19)
(5) Include the necessary adjustments to arrive at balances under international financial reporting standards.

Changes in the Group’s investments in associates and joint ventures for the years ended June 30, 2018 and 2017 were as follows:

	06.30.18	06.30.17
Beginning of the year	791,420	597,759
Profit sharing, net	639,525	152,703
Irrevocable contributions (Note 29)	43,574	3,000
Capital contributions (Note 29)	1,649	-
Dividends distributed (Note 29)	(43,010)	(20,284)
Incorporation as result of business combination, net (i)	-	47,852
Acquisitions of companies	-	10,390
End of the year (4)	1,433,158	791,420

(i) In July 2016, the Group through IRSA Propiedades Comerciales acquired 20% shareholding in Entertainment Holdings S.A (EHSA). It also acquired 1.25% interest in Entretenimiento Universal S.A. (“ENUSA”). The amount paid for the acquisition was Ps. 53 million. As a result, the Group now holds 70% of the voting stock of EHSA (Note 4).

IRSA Propiedades Comerciales S.A.

9.
       Investment properties

The Group's investment properties are measured at fair value. The following table shows the Group’s hierarchy of fair values per investment property category and the changes in the investment property’s balances for the fiscal years ended June 30, 2018 and 2017:

	Shopping malls	Office and other rental properties	Undeveloped parcels of land	Properties under development	Others (*)
Fair value hierarchy	3	2	2	2	3	Total
Fair value as of 06.30.16	26,425,132	4,446,294	1,355,500	7,170	-	32,234,096
Additions	100,002	466,332	5,539	107,194	-	679,067
Capitalization of financial costs (Note 27)	-	-	-	2,310	-	2,310
Capitalized lease costs	1,397	3,349	-	20,052	-	24,798
Depreciation of capitalized lease costs (i)	(636)	(1,366)	-	-	-	(2,002)
Transfers	-	(80,160)	(330,366)	410,526	-	-
Transfer to trading properties (Note 11)	(13,617)	-	-	-	-	(13,617)
Disposals	-	(141,183)	-	-	-	(141,183)
Net gain from fair value adjustment on investment properties (ii)	2,048,501	905,487	128,022	51,403	-	3,133,413
Fair value as of 06.30.17	28,560,779	5,598,753	1,158,695	598,655	-	35,916,882
Additions	106,901	504	256,505	982,760	-	1,346,670
Incorporation as result of business combination (Note 15)	-	-	-	-	106,795	106,795
Capitalization of financial costs (Note 27)	-	-	-	14,385	-	14,385
Capitalized lease costs	12,930	3,940	-	1,290	-	18,160
Depreciation of capitalized lease costs (i)	(1,961)	(2,479)	-	-	-	(4,440)
Transfers	343	-	-	(343)	-	-
Transfer to property plant and equipment (Note10)	-	(3,026)	-	-	-	(3,026)
Disposals	(1,250)	(29,482)	-	-	-	(30,732)
Net gain from fair value adjustment on investment properties(iiI)	11,200,624	4,060,764	979,377	403,772	45,580	16,690,117
Fair value as of 06.30.18	39,878,366	9,628,974	2,394,577	2,000,519	152,375	54,054,811

(i) As of June 30, 2018 and 2017 depreciation charges were included in “Costs” in the amount of Ps 4,440 and Ps. 2,002, respectively, in the statement of comprehensive income (Note 25)
(ii) For fiscal year 2017 the increase in the value of our investment properties as measured in Pesos was primarily due to: (i) a 16 basis points decrease in the discount rate applied in calculating the discounted cash flows appraisal method to appraise our shopping mall properties that resulted in increases in value, mainly as a result of macroeconomic improvements that led to a decrease in the cost of capital; and (ii) the Peso depreciated by approximately 11% against the U.S. dollar. The value of our offices properties is booked in U.S. dollars per accepted practice in the Argentine real estate. The appraised values of our shopping mall properties increased 8.1% during fiscal 2017 largely due to a decreased in our capital cost. The appraised value of our office buildings increased 40.3% in fiscal 2017 largely as a result of the impact of the depreciation of the Peso and higher rental rates during the period.
(iii) For fiscal year 2018 the net impact in the peso values of the Company’s properties was primarily a consequence of the change in the macroeconomic conditions: (i) depreciation of Argentine peso of 73% against the U.S. dollar; (ii) an increase in the projected inflation rate, with the resulting increase in the cash flow of revenues of shopping malls; (iii) an increase of 44 basis points in the discount rate; and (iv) an additional effect due to in the income tax rate used in the methodology applied to value discounted cash flows; such amendment was set forth by the fiscal reform recently approved (See note 20). The values of our shopping mall properties increased 40.4% during the fiscal year ended June 30, 2018, largely due to the change in the applicable income tax rate and the impact of the depreciation of the peso, partially offset by an increase in the discount rate. The value of our office buildings increased 85.7% during the fiscal year ended June 30, 2018 largely as a result of the impact of the depreciation of the peso and higher rental rates for our properties.

(*)       Corresponds to the DirectTV Arena Stadium.

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

  IRSA Propiedades Comerciales S.A.

Valuation techniques used for the estimation of fair value of the investment property:

For shopping malls, the valuation was determined using the discounted cash flow (“DCF”) projections based on significant unobservable assumptions. Within these assumptions the following are the key ones:

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
●
Estimated vacancy rates taking into account current and future market conditions once the current leases expired.
●
Given the inflationary context, the volatility of certain macroeconomic variables, it is not possible have a relevant interest long-term rate in pesos to discount the projected cash flows for the shopping centers. As result, we proceeded to dollarize the projected cash flows through the future Ps / USD exchange rate curve provided by an external consultant and discounted them with a long-term rate in dollar, the capital cost rate weighted average ("WACC").
●
The projected cash flows were discounted using the Company's weighted average cost of capital (WACC) as the discount rate for each valuation date.
●
Terminal value: it was determined on the basis of the growth rate and the discount rate.
●
Cash flows for the concessions were projected until the due date of the concession determinate in the current agreements.
●
The projected cash flows in dollars were discounted with the WACC rate for each valuation date.

For offices and, other properties for lease and undeveloped land, the valuation was determined using market comparables. These values are adjusted for differences in key attributes such as location, size of the property and quality of the interior design. The most significant contribution to this comparable market approach is the price per square meter.

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
●       Status of construction permits.

There were no changes to the valuation techniques during the fiscal years 2018 and 2017.
The following table presents information regarding the fair value measurements of investment properties using significant unobservable inputs (Level 3):

June 30, 2018

Property type	Valuation technique	Discount rate	Growth rate
Shopping Malls	Discounted cash flow	9.79%	3%

For the next 5 years the Group considered an average exchange rate Ps./USD with increasing trend that begins at Ps. 19.51 (corresponding to the year ended June 30, 2018) and ends at Ps. 49.05. Over the long term, the model assumes a nominal depreciation rate of the peso of 5.6%, estimated based on the projected inflation rates of Argentina and US. The inflation considered shows a decreasing trend, beginning at 25% (corresponding to the year ended June 30, 2018) and leveling off at around 8% in 10 years. The premises were determinated of the closing date of the fiscal year.

IRSA Propiedades Comerciales S.A.

June 30, 2017

Property type	Valuation technique	Discount rate	Growth rate
Shopping Malls	Discounted cash flow	9.35%	3%

For the next 5 years the Group considered an average exchange rate Ps./USD with increasing trend that begins at Ps. 15.45 (corresponding to the year ended June 30, 2017) and ends at Ps. 27.66. Over the long term, the model assumes a nominal depreciation rate of the peso of 5.5%, estimated based on the projected inflation rates of Argentina and US. The inflation considered shows a decreasing trend, beginning at 31% (corresponding to the year ended June 30, 2017) and leveling off at around 8% in 10 years.

Sensitivity of unobservable assumptions - Shopping malls (in millions of pesos):

	Discount rate + 1%	Discount rate -1%	Growth rate + 1%	Growth rate - 1%	Inflation + 10% (1)	Inflation - 10% (2)	Devaluation rate + 10% (3)	Devaluation rate - 10% (4)
2018	(5,046)	6,796	3,104	(2,307)	4,035	(3,643)	(3,575)	4,369
2017	(3,948)	5,445	2,464	(1,794)	2,684	(2,425)	(2,565)	3,135

(1) assume a 10% higher inflation rate for each period vis-a-vis projected rates.
(2) assume a 10% lower inflation rate for each period vis-a-vis projected rates.
(3) assume a 10% higher exchange rate for each period vis-a-vis projected rates.
(4) assume a 10% lower exchange rate for each period vis-a-vis projected rates.

The following amounts have been recognized in the statements of comprehensive income:

	06.30.18	06.30.17	06.30.16
Revenues from rental and services (Note 24)	4,128,454	3,409,292	2,672,701
Expenses and collective promotion fund (Note 24)	1,717,000	1,488,187	1,183,627
Rental and services costs (Note 25)	(2,120,715)	(1,874,392)	(1,454,409)
Net unrealized gain from fair value adjustment on investment properties	16,669,347	3,068,248	16,919,859
Net realized gain from fair value adjustment on investment properties	20,770	65,165	172,544

Certain of the Group’s investment properties have been mortgaged or otherwise restricted to secure some of the Group’s borrowings and other liabilities. The net book value of those properties as of June 30, 2018 and 2017 is as follows:

	06.30.18	06.30.17
Córdoba Shopping (i)	1,112,547	759,103
Total	1,112,547	759,103

(i)
A portion of the Córdoba Shopping mall property is encumbered with an antichresis right as collateral for an advance rent received from NAI International II Inc. amounting to Ps. 9.6 million and Ps. 12.2 million, as of June 30, 2018 and 2017, respectively, (included in “Trade and other payables” in the statement of financial position).

IRSA Propiedades Comerciales S.A.

10.
          Property, plant and equipment

Changes in the Group’s property, plant and equipment for the years ended June 30, 2018 and 2017 are as follows:

	Other buildings and facilities	Furniture and fixtures	Machinery and equipment	Vehicles	Othes	Total
As of June 30, 2016
Costs	88,118	22,583	124,586	3,154	56	238,497
Accumulated depreciation	(18,390)	(11,018)	(89,423)	(1,341)	-	(120,172)
Net book amount as of 06.30.16	69,728	11,565	35,163	1,813	56	118,325
Additions	509	3,958	19,345	-	54	23,866
Depreciation charges (i)	(4,772)	(2,321)	(13,989)	(573)	-	(21,655)
As of June 30, 2017	65,465	13,202	40,519	1,240	110	120,536
Costs	88,627	26,541	143,931	3,154	110	262,363
Accumulated depreciation	(23,162)	(13,339)	(103,412)	(1,914)	-	(141,827)
Net book amount as of 06.30.17	65,465	13,202	40,519	1,240	110	120,536
Additions	3,235	991	20,563	-	-	24,789
Transfers from investment properties (Note 9)	3,026	-	-	-	-	3,026
Disposals	(12,379)	-	-	-	-	(12,379)
Incorporation as result of business combination (Note 15)	-	-	67	126	-	193
Depreciation charges (i)	(5,580)	(2,253)	(18,323)	(572)	-	(26,728)
As of June 30, 2018	53,767	11,940	42,826	794	110	109,437
Costs	82,509	27,532	164,561	3,280	110	277,992
Accumulated depreciation	(28,742)	(15,592)	(121,735)	(2,486)	-	(168,555)
Net book amount as of 06.30.18	53,767	11,940	42,826	794	110	109,437

(i) As of June 30, 2018 and 2017, depreciation charges were charged to “Costs” in the amount of Ps. 23,218 and Ps. 18,126, respectively, to “General and administrative expenses” in the amount of Ps. 3,324 and Ps. 3,253, respectively and to “Selling expenses” in the amount of Ps. 186 and Ps. 276, respectively, in the Statements of Comprehensive Income (Note 25).

             As of June 30, 2018 and 2017, there are no properties under development included in this items, there were no capitalization of financial costs anual no items of property plant and equipment have assets been mortgaged to guarantee group loans.

During the fiscal years ended June 30, 2017 and 2016, borrowing costs were not capitalized.

The Group leases computer equipment under non-cancellable finance lease agreements. The lease terms have an average of 4 and 5 years, and ownership of the assets lie within the Group (Note 23). Book amount of this equipment, included in class "Machinery and equipment”, is as follows:

	06.30.18	06.30.17
Costs – capitalized finance leases	12,658	9,217
Accumulated depreciation	(4,427)	(7,333)
Net book amount	8,231	1,884

11.
         Trading properties

Changes in trading properties for the fiscal years ended June 30, 2018 and 2017 are as follows:

	Completed properties	Undeveloped sites	Total
As of June 30, 2016	387	47,642	48,029
Transfers from investment properties (Note 9)	-	13,617	13,617
Transfers from intangible assets (Note 12)	12,857	-	12,857
Disposals (i)	(12,903)	-	(12,903
As of June 30, 2017	341	61,259	61,6
Transfers from intangible assets (Note 12)	8,837	-	8,837
Disposals (i)	(8,869)	-	(8,869)
As of June 30, 2018	309	61,259	61,568

IRSA Propiedades Comerciales S.A.

	Net book amount
Description	06.30.18	06.30.17	Date of acquisition
Undeveloped sites:
Air space Coto	6,024	6,024	Sep-97
Córdoba plot of land	15,544	15,544	May-15
Córdoba plot of land (Shopping)	23,935	23,935	Dec-06
Residencial project Neuquén	15,756	15,756	May-06
Total undeveloped sites	61,259	61,259

Completed properties:
Condominios II	309	341	Nov-13
Total completed properties	309	341
Total trading properties	61,568	61,600
Non-current	61,362	61,600
Current	206	-
Total	61,568	61,600

(i)
As of June 30, 2018 and 2017 the sales properties costs were charged to “Costs” in the Statements of Comprehensive Income. (Note 25)

During the fiscal years ended June 30, 2018 and 2017 no borrowing costs were capitalized.

None of the Group’s trading properties have been mortgaged or otherwise restricted to secure Group’s borrowings and other payables.

 12.
         Intangible assets

Changes in the Group’s intangible assets for the fiscal years ended June 30, 2018 and 2017 are as follows:

	Goodwill	Software	Rights of use (ii)	Right to receive units (Barters) (iii)	Others	Total
As of June 30, 2016
Costs	-	16,829	20,873	38,281	11,861	87,844
Accumulated depreciation	-	(15,098)	(1,414)	-	(4,193)	(20,705)
Net book amount as of 06.30.16	-	1,731	19,459	38,281	7,668	67,139
Additions	-	33,650	-	2,136	-	35,786
Incorporation as result of business combination (Note 15)	26,375	-	-	-	-	26,375
Transfers to trading properties (Note 11)	-	-	-	(12,857)	-	(12,857)
Amortization charge (i)	-	(2,271)	(419)	-	(2,193)	(4,883)
As of June 30, 2017	26,375	33,110	19,040	27,560	5,475	111,560
Costs	26,375	50,479	20,873	27,560	11,861	137,148
Accumulated depreciation	-	(17,369)	(1,833)	-	(6,386)	(25,588)
Net book amount as of 06.30.17	26,375	33,110	19,040	27,560	5,475	111,560
Additions	-	41,915	-	7,873	-	49,788
Incorporation as result of business combination (Note 15)	74,486	-	-	-	-	74,486
Transfers to trading properties (Note 11)	-	-	-	(8,837)	-	(8,837)
Amortization charge (i)	-	(10,422)	(1,333)	-	(2,191)	(13,946)
As of June 30, 2018	100,861	64,603	17,707	26,596	3,284	213,051
Costs	100,861	92,394	20,873	26,596	11,861	252,585
Accumulated depreciation	-	(27,791)	(3,166)	-	(8,577)	(39,534)
Net book amount as of 06.30.18	100,861	64,603	17,707	26,596	3,284	213,051

(i) As of June 30, 2018 and 2017, depreciation charges were charged to “Costs” in the amount of Ps. 5,643 and Ps. 2,094, respectively, to “General and administrative expenses” in the amount of Ps. 8,174 and Ps. 2,700, respectively and to “Selling expenses” in the amount of Ps. 129 and Ps. 89, respectively, in the Statements of Comprehensive Income (Note 25). There are no impairment charges for any of the reported years.
(ii) Corresponds to Distrito Arcos.
(iii) Corresponds to in-kind receivables representing the right to receive residential apartments in the future under barter transactions (Note 32).

13.
          Financial instruments by category

The note shows the financial assets and financial liabilities by category and a reconciliation to the corresponding line in the Consolidated Statements of Financial Position, as appropriate. Financial assets and liabilities measured at fair value are assigned based on their different levels in the fair value hierarchy.

IRSA Propiedades Comerciales S.A.

Financial assets and financial liabilities as of June 30, 2018 were as follows:

	Financial assets at amortized cost (i)	Financial assets at fair value through profit or loss			Subtotal financial assets	Non-financial assets	Total
June 30, 2018		Level 1	Level 2	Level 3
Assets as per statement of financial position
Trade and other receivables (excluding allowance for doubtful accounts) (Note 14)	1,424,384	-	-	-	1,424,384	1,498,699	2,923,083
Investments in financial assets:
- Investment in equity public companies	-	201,699	-	-	201,699	-	201,699
- Non-convertible notes issued by related parties (Notes 29 and 31)	-	248,544	-	-	248,544	-	248,544
- Mutual funds	-	1,163,536	-	-	1,163,536	-	1,163,536
- ETF funds	-	121,971	-	-	121,971	-	121,971
- Government bonds	-	2,848,848	-	-	2,848,848	-	2,848,848
- Non-Convertible Notes TGLT	-	-	-	580,462	580,462	-	580,462
- Financial trusts	9,542	-	-	-	9,542	-	9,542
Derivative financial instruments
- Futures contracts	-	-	47,360	-	47,360	-	47,360
Cash and cash equivalents:
- Cash at banks and on hand	1,199,068	-	-	-	1,199,068	-	1,199,068
- Short- term investments	-	2,444,063	-	-	2,444,063	-	2,444,063
Total	2,632,994	7,028,661	47,360	580,462	10,289,477	1,498,699	11,788,176

	Financial liabilities at amortized cost (i)	Financial liabilities at fair value through profit or loss	Subtotal financial liabilities	Non-financial liabilities	Total
		Level 2
Liabilities as per statement of financial position
Trade and other payables (Note 17)	853,305	-	853,305	1,501,155	2,354,460
Derivative financial instruments
- United States treasury bonds	-	263	263	-	263
- Swaps of interest rate (ii)	-	46,448	46,448	-	46,448
Borrowings (excluding finance leases liabilities) (Note 18)	15,653,804	-	15,653,804	-	15,653,804
Total	16,507,109	46,711	16,553,820	1,501,155	18,054,975

Financial assets and financial liabilities as of June 30, 2017 were as follows:

	Financial assets at amortized cost (i)	Financial assets at fair value through profit or loss	Subtotal financial assets	Non-financial assets	Total
		Level 1
June 31, 2017
Assets as per statement of financial position
Trade and other receivables (excluding allowance for doubtful accounts) (Note 14)	1,096,254	-	1,096,254	1,266,624	2,362,878
Investments in financial assets:
- Investment in equity public companies	-	157,689	157,689	-	157,689
- Non-convertible notes issued by related parties (Notes 29 and 31)	-	267,365	267,365	-	267,365
- Mutual funds	-	196,016	196,016	-	196,016
- EFT funds	-	70,148	70,148	-	70,148
- Government bonds	-	555,748	555,748	-	555,748
- Restringed assets (*) (Note 31)	49,525	-	49,525	-	49,525
Cash and cash equivalents:
- Cash at banks and on hand	119,705	-	119,705	-	119,705
- Short- term investments	-	1,687,839	1,687,839	-	1,687,839
Total	1,265,484	2,934,805	4,200,289	1,266,624	5,466,913

(*) Represents cash related to the Employee Capitalization Plan.

IRSA Propiedades Comerciales S.A.

	Financial liabilities at amortized cost (i)	Financial liabilities at fair value through profit or loss	Subtotal financial liabilities	Non-financial liabilities	Total
		Level 2

Liabilities as per statement of financial position
Trade and other payables (Note 17)	492,944	-	492,944	1,018,636	1,511,580
Derivative financial instruments
- Futures contracts	-	4,950	4,950	-	4,950
- Borrowings (excluding finance leases liabilities) (Note 18)	6,164,838	-	6,164,838	-	6,164,838
Total	6,657,782	4,950	6,662,732	1,018,636	7,681,368

(i)  The fair value of financial assets and liabilities at their amortized cost does not differ significantly from their book value.
(ii) The maturity date is February 16, 2023 and it is associated with the loan obtained through its subsidiary, Panameriacan Mall S.A, with the purpose of paying for the work that is being carried out at the Polo Dot (Note 18).

Financial liabilities carried at amortized cost also include liabilities under finance leases where the Group is the lessee and which therefore have to be measured in accordance with IAS 17 “Leases”. Finance leases are excluded from the scope of IFRS 7 “Financial Instruments: Disclosures”. Therefore, finance leases have been shown separately.

The following are details of the book value of financial instruments recognized, which were offset in the statements of financial position:

	06.30.18			06.30.17
	Gross amounts recognized	Gross amounts offset	Net amount presented	Gross amounts recognized	Gross amounts offset	Net amount presented
Financial assets
Trade and other receivables (excluding the allowance for doubtful accounts and other receivables)	1,507,724	(83,340)	1,424,384	1,182,876	(86,622)	1,096,254
Financial liabilities
Trade and other payables	(936,645)	83,340	(853,305)	(579,566)	86,622	(492,944)

Results of derivative financial instruments are included in “Financial results, net” in the statements of comprehensive income (Note 27) and can be assigned to the following categories:

	Financial assets / (liabilities) at amortized cost	Financial assets / (liabilities) at fair value through profit or loss	Total
June 30, 2018
Interest income	234,947	5,031	240,005
Dividend income	34,172	-	34,172
Interest expense	(928,218)	-	(928,218)
Foreign exchange losses, net	(5,993,197)	-	(5,993,197)
Other finance costs	(117,445)	-	(117,445)
Fair value gains of financial assets through profit or loss	-	2,041,061	2,041,061
Gain from derivative financial instruments	-	227,378	227,378
Net (loss) income	(6,769,741)	2,273,470	(4,496,244)

	Financial assets / (liabilities) at amortized cost	Financial assets / (liabilities) at fair value through profit or loss	Total
June 30, 2017
Interest income	177,892	6,404	184,296
Dividend income	9,705	-	9,705
Interest expense	(639,768)	-	(639,768)
Foreign exchange losses, net	(550,408)	-	(550,408)
Other finance costs	(77,033)	-	(77,033)
Fair value gains of financial assets through profit or loss	-	203,087	203,087
Gain from derivative financial instruments	-	81,105	81,105
Loss from repurchase of non-convertible notes	-	(168)	(168)
Net (loss) income	(1,079,612)	290,428	(789,184)

IRSA Propiedades Comerciales S.A.

	Financial assets / (liabilities) at amortized cost	Financial assets / (liabilities) at fair value through profit or loss	Total
June 30, 2016
Interest income	94,541	7,628	102,169
Interest expense	(612,486)	-	(612,486)
Foreign exchange losses, net	(1,815,553)	-	(1,815,553)
Other finance costs	(100,051)	-	(100,051)
Fair value gains of financial assets through profit or loss	-	466,328	466,328
Gain from derivative financial instruments	-	1,248,374	1,248,374
Net (loss) income	(2,433,549)	1,722,330	(711,219)

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

In the case of Level 3, the Group uses valuation techniques not based on inputs observable in the market. This is only permissible insofar as no observable market data are available. The inputs used reflect the Group’s assumptions regarding the factors which any market player would consider in their pricing. The Group uses the best available information for this, including internal company data. The Group uses the best available information, including internal data. The Group has determined that the value of purchase option of Arcos del Gourmet S.A. it is a level 3 financial instrument, wich fair value is zero as of June 30, 2018 and 2017.

When no quoted prices in an active market are available, fair values are based on recognized valuation methods. The Group uses a range of valuation models for the measurement of Level 2 and Level 3 instruments, details of which may be obtained from the following table:

Description	Pricing model	Parameters	Fair value hierarchy	Range
Foreign-currency contracts	Present value method - Theoretical price	Money market curve; Interest curve	Level 2	-
Foreign exchange curve

Arcos del Gourmet S.A. purchase option	Discounted cash flow	Projected revenues and discount rate	Level 3	Projected income: USD 0,5MM – USD 1MM Discount rate 8.7% - 9.5%

Non-Convertible Notes - TGLT	Black & Scholes - Black & Scholes	Price and volatility of the subjacent	Level 3	Price: Ps. 13 - Ps. 16 Volatility of the subjacent: 40% - 60% Market interest rate: 6% - 7%
Market Interest rate

Swaps of interest rate	Discounted cash flow	Interest rate futures	Level 2	-

IRSA Propiedades Comerciales S.A.

14.
         Trade and other receivables

The following table shows the amounts of Trade and other receivables as of June 30, 2018 and 2017:

	06.30.18	06.30.17
Post-dated checks	492,745	422,984
Lease and services receivables	474,311	338,595
Averaging of scheduled rent escalation	301,203	271,747
Debtors under legal proceedings	159,821	100,808
Consumer financing receivables	16,441	15,786
Property sales receivables	20,238	5,510
Less: allowance for doubtful accounts	(201,333)	(131,583)
Total trade receivables	1,263,426	1,023,847
Advance payments	271,800	285,158
Prepayments	150,666	113,190
Other receivables from partners of joint ventures (*)	88,133	89,131
VAT receivables	82,399	45,821
Loans	44,373	20,324
Other tax receivables	19,225	8,656
Expenses to be recovered	8,077	5,226
Others	7,451	6,108
Less: allowance for doubtful accounts	(166)	(165)
Total other receivables	671,958	573,449
Related parties (Note 29)	786,200	633,834
Total current trade and other receivables	2,721,584	2,231,130
Non-current	955,509	777,818
Current	1,766,075	1,453,312
Total	2,721,584	2,231,130

(*)     Includes Ps. 83,942 and Ps. 66,711 at June 30 of 2018 and 2017 respectively, of agreement for assumption of debt with the State Assets Administration Office, or AABE in Spanish. (See Note 18)

As of June 30, 2018 and 2017, all non-current receivables are due within 7 years, from the end of the fiscal year.

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

Movements on the Group’s allowance for doubtful accounts and other receivables are as follows:

	06.30.18	06.30.17
Beginning of the year	131,748	93,532
Additions (Note 25)	86,645	49,360
Unused amounts reversed (Note 25)	(12,742)	(8,627)
Used during the year	(4,152)	(2,517)
End of the year	201,499	131,748

The allowance for doubtful accounts’ additions and unused amounts reversed have been included in “Selling expenses” in the statements of comprehensive income (Note 25). Amounts charged to the allowance account are generally written off, when no recovery is expected.

The Group’s trade receivables comprise: shopping mall leased related and services, leases office and related services, consumer financing; and sale of properties. The maximum exposure to credit risk at the reporting date is the carrying value of each class of receivables (Note 5).

The Group also has receivables from related parties. Neither of which are due nor impaired.

  IRSA Propiedades Comerciales S.A.

Due to the distinct characteristics of each type of receivable, an aging analysis of past due unimpaired and impaired receivables are shown by type and class as of June 30, 2018 and 2017 (includes not past due receivables to reconcile with the amounts in the statements of financial position):

Type of receivables	Up to 3 months	3 to 6 months	Over 6 months	To mature	Allowed	Total
Shopping mall lease and services receivables	144,863	15,347	4,097	1,077,825	184,387	1,426,519
Office leases and services receivables	355	-	701	-	505	1,561
Consumer financing receivables	-	-	-	-	16,441	16,441
Properties sales receivables	1,273	-	16,674	2,291	-	20,238
Total as of June 30, 2018	146,491	15,347	21,472	1,080,116	201,333	1,464,759
Shopping mall leases and services receivables	61,085	3,605	9,364	941,762	115,792	1,131,608
Office leases and services receivables	1,838	376	305	2	5	2,526
Consumer financing receivables	-	-	-	-	15,786	15,786
Property sales receivable	1,982	34	368	3,126	-	5,510
Total as of June 30, 2017	64,905	4,015	10,037	944,890	131,583	1,155,430

Leases and services receivables from investment properties:

Trade receivables related to leases and services from the shopping malls and offices represent 97.5% and 98.1% of the Group’s total trade receivables as of June 30, 2018 and 2017, respectively. The Group has a large customer base and is not dependent on any single customer. Leases and services receivables that are not due and for which no allowance has been recorded relate to a wide and varied number of customers for whom there is no external credit rating available. Most of these customers have been actively renting a minimum of six months. New customers with less than six months are constantly monitored. At the end of the year, the Group has not experienced credit issues with these new customers.

As of June 30, 2018 and 2017, the Group provided for profit net with respect to leases and services receivables for an amount of Ps. 73,248 and Ps. 40,327, respectively.

Consumer financing receivables:

Trade receivables related to the residual activities of the Group represent only 1.1% and 1.4% of the Group’s total trade receivables as of June 30, 2018 and 2017, respectively.

As of June 30, 2018 and 2017, the Group provided for recorded net gains (losses) on impairment of consumer financing receivables in an amount of Ps. 655 and Ps. 406, respectively.

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

Receivables from the sale of properties:

Trade receivables related to the sale of properties represent 1.4% and 0.5% of the Group’s total trade receivables as of June 30, 2018 and 2017, respectively. Payments on these receivables are generally received when due and are generally secured by mortgages on the properties, thus credit risk on outstanding amounts is considered low.

IRSA Propiedades Comerciales S.A.

15.
       Cash flow and cash equivalent information

Following is a detailed description of cash flows generated by the Group’s operations for the years ended June 30, 2018, 2017 and 2016.

	Note	06.30.18	06.30.17	06.30.16
Net income for the year		15,656,023	3,377,514	12,252,532
Adjustments:
Income tax expense	20	286,506	1,609,181	6,278,894
Amortization and depreciation	25	45,114	28,540	22,944
Net gain from fair value adjustment on investment properties	9	(16,690,117)	(3,133,413)	(17,092,403)
(Gain) / Loss from disposal of trading properties		(94,328)	(85,889)	241
Written off unused investment properties / property plant and equipment		-	-	23,650
Goodwill disposals		-	-	4,297
Averaging of schedule rent escalation	24	(29,456)	(90,197)	(42,832)
Directors’ fees	29	67,126	44,770	27,700
ILP Long term incentive program	22	6,404	16,545	16,359
Financial results, net		5,379,151	1,117,164	699,211
Provisions and allowances	25 y 26	98,907	54,764	15,397
Share of profit of associates and joint ventures	8	(639,525)	(152,703)	(204,299)
Interest held before the business combination		-	(7,618)	-
Foreign unrealized exchange gain on cash and fair value result of cash equivalents		(272,362)	(5,116)	(1,062)
Right to receive units due to default due to non-compliance	12	(7,873)	-	-
Changes in operating assets and liabilities
Increase in inventories		(2,160)	(4,520)	(2,855)
Decrease in trading properties		100,238	98,792	1,159
Increase in trade and other receivables		(229,761)	(156,265)	(606,342)
Increase in trade and other payables		485,697	396,988	187,298
Decrease in payroll and social security liabilities		34,583	39,713	12,689
Uses in provisions	19	(10,879)	(8,322)	(3,350)
Net cash generated from operating activities before income tax paid		4,183,288	3,139,928	1,589,228

The following table shows a detail of non-cash transactions occurred in the years ended June 30, 2018, 2017 and 2016:

	06.30.18	06.30.17	06.30.16
Non-cash transactions
Decrease in intangible assets trought an increase in trading properties	8,837	12,857	-
Increase in trading properties trought a decrease in investment properties	-	13,617	23,935
Increase in investment properties trought an increase in trade and other payables	132,898	-	-
Increase in investment properties trought an increase in borrowings	14,385	2,310	-
Increase in property plant and equipment a traves in un increase in borrowings	9,015	-	1,852
Increase in property plant and equipment trought a decrease in investment properties	3,026	-	15,224
Increase in investment properties troughtof a decrease in property plant and equipment	-	-	-
Increase in trade and other receivables trought a decrease in trading properties	2,959	-	-
Increase in trade and other receivables trought an increase in trade and other payables	16,659	-	-
Increase in trade and other receivables trought a decrease in investment in associates and joint ventures (Dividends)	7,165	-	-
Decrease in trade and other receivables trought an increase in investment in associates and joint ventures	3,811	2,671	-
Increase in investment in associates and joint ventures trought a decrease in provisions	158	-	-
Decrease in borrowings and trade and other payables trought a decrease in associates and joint ventures	3,965	20,284	-
Decrease in borrowings trought a decrease in investment in financial assets	-	-	372,203
Decrease in trade and other receivables trought a decrease in borrowings	-	30,123	3,591
Decrease in trade and other receivables trought a decrease in trade and other payables (Dividends)	-	64,109	253,663
Decrease in non-controling equity trought an increase in trade and other payables	36,400	-	64,209
Decrease in equity trought a decrease in trade and other receivables (Dividends)	-	656,965	-
Adquisición in non-controling interst	-	865	-
Increase in trade and other receivables trought an increase in borrowings	1,250	-	-
Increase in trade and other receivables trought an increase in borrowings	70	-	-

IRSA Propiedades Comerciales S.A.

Balances incorporated as result of business combination

	06.30.18	06.30.17
Investments in joint ventures	-	(106,892)
Trade and other receivables	(36,346)	-
Income tax and minimum presumed income tax credits	(106)	(97,167)
Investment properties (Note 9)	(106,795)	-
Property, plant and equipment (Note 10)	(193)	-
Borrowings	-	54,516
Salaries and social security costs	2,518	-
Deferred income tax (Note 20)	12,070	6,314
Income tax and minimum presumed income tax liabilities	1,332	1,060
Trade and other payables	110,161	13,375
Provisions (Note 19)	452	2,361
Total net non-cash assets acquired	(16,907)	(126,433)
Cash and cash equivalent acquired	-	(6,902)
Fair value of interest held before combination	-	66,658
Goodwill (Note 12)	(74,486)	(26,375)
Non-controlling interest	6,763	40,004
Total net assets acquired	(84,630)	(53,048)
Financed amount	38,285	-
Cash acquired	-	6,902
Acquisition of subsidiaries, net of cash acquired	(46,345)	(46,146)

16.        Shareholder's equity

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

There have been no changes to capital accounts as of June 30, 2018, 2017 and 2016.

As of June 30, 2018, the capital stock consisted of 126,014,050 common shares with a par value of Ps. 1.00 per share, entitled to one vote each and was as follows:

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

IRSA Propiedades Comerciales S.A.

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

Legal reserve

According to Law N° 19,550, 5% of the profit of the year is destined to constitute legal reserves until they reach legal capped amount (20% of share capital). This legal reserve is not available for dividend distribution and can only be released to absorb losses. IRSA Propiedades Comerciales has reached the legal limit of these reserves.

Reserve for future dividends

The Company and subsidiaries may separate portions of their profits of the year to constitute voluntary reserves according to company law and practice. These special reserves may be for general purposes or for specific uses.

Resolution reserve CNV 609/12- unassigned

The CNV, through General Resolutions N° 562/09 and 576/10, has provided for the application of Technical Resolutions N° 26 and 29 of the FACPCE, which adopt IFRS, as issued by the IASB, for company’s subject to the public offering regime ruled by Law N° 17,811, due to the listing of their shares or corporate notes, and for entities that have applied for authorization to be listed under the mentioned regime.

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

Special reserve

The Ordinary and Extraordinary General Shareholders' Meeting on October 31, 2017 constituted a special reserve for Ps. 2,627,076

IRSA Propiedades Comerciales S.A.

Dividends

Dividends distributed corresponding to the results of the years ended as of June 30, 2017, 2016 and 2015 were:

●  Ps. 680,000 (Ps 5.40 per share), approved by the Ordinary and Extraordinary General Shareholders' Meeting on October 31, 2017.
●  Ps. 770,000 (Ps 6.11 per share), approved Ps460,000 by the Ordinary and Extraordinary General Shareholders' Meeting on October 31, 2016 and Ps. 310,000, in advance by by the Ordinary Shareholders' Meeting on April 5, 2017.
●
 Ps. 283,580 (Ps 2.25 per share), approved by the Ordinary and Extraordinary General Shareholders' Meeting on October 31, 2015.

As of June 30, 2018, 2017 and 2016 there were no prescribed dividends corresponding to dividends pending of payment from previous years.

The canceled dividends during the years ended as of June 30, 2018, 2017 and 2016 were Ps. 680,000, Ps. 770,000 and Ps. 283,580.

17.
       Trade and other payables

The following table shows the amounts of trade and other payables as of June 30, 2018 and 2017:

	06.30.18	06.30.17
Admission rights	589,141	468,323
Rent and service payments received in advance	505,883	380,352
Accrued invoices	340,480	162,980
Trade payables	168,900	133,459
Payments received in advance	77,667	22,115
Tenant deposits	46,690	29,187
Total trade payables	1,728,761	1,196,416
VAT payables	201,279	55,194
Others (*)	102,119	62,911
Withholdings payable	50,793	56,857
Tax payment plans	47,981	16,503
Dividends available to minority shareholders	36,525	125
Other tax payables	21,980	12,367
Other income to be accrued	6,431	6,925
Total other payables	467,108	210,882
Related parties (Note 29)	158,591	104,282
Total trade and other payables	2,354,460	1,511,580
Non-current	483,908	406,598
Current	1,870,552	1,104,982
Total	2,354,460	1,511,580

(*) As of June 30, 2017 includes the Capitalization plan - Ps. 49,525.

The fair value of payables approximates their respective carrying amounts because, due to their short-term nature.

The fair value of currents trade and other payables approximate their respective book values due to theris short- term nature. The fair values of non-current trade and other payables approximate their book values. The impact of the discount is not significant.

IRSA Propiedades Comerciales S.A.

18.
        Borrowings

The following table shows the Company's borrowings as of June 30, 2018 and 2017:

	06.30.18	06.30.17
Non-Convertible notes	14,516,230	5,991,004
Bank loans	1,014,282	77,445
AABE Debts	83,942	66,711
Loans with non-controling interests	28,504	-
Finance leases	14,403	3,149
Bank overdrafts	6,692	26,107
Related parties (Note 29)	4,154	3,571
Total borrowings	15,668,207	6,167,987
Non-current	15,362,726	5,918,119
Current	305,481	249,868
Total	15,668,207	6,167,987

On September 5, 2017, the Class III and IV Non-convertible notes were auctioned, for a nominal value of USD 140 million with a maturity date of 36 months from the issue date, integrated and payable in dollars, which will accrue a fixed annual interest rate of 5.0%, with interest payable quarterly. The capital will be amortized in a single quota that mature on September 14, 2020. The settlement was on September 12, 2017. The class III has been declared void.

On February 16, 2018 the Group, through its subsidiary Panameriacan Mall S.A. signed a loan for USD 35 million in order to found the work that is being done in Polo Dot. The expiration date operates on February 16, 2023.

As of June 30, 2018 and 2017, the Group did not hold collateralized liabilities (seller financing and long-term borrowings, excluding finance leases).

Borrowings also include liabilities under finance leases where the Group is the lessee and which therefore are measured in accordance with IAS 17 “Leases”. Information regarding liabilities under finance leases is disclosed in Note 23.

The maturity of the Group's borrowings (excluding obligations under finance leases) and the Group's classification related to interest rates is as follows:

	06.30.18	06.30.17
Fixed rate:
Less than one year	28,242	76,661
Between 2 and 3 years	4,026,046	-
More than 4 years	10,235,361	5,849,857
	14,289,649	5,926,518
Floating rate:
Less than one year	10,033	29,297
Between 1 and 2 years	225,519	-
Between 2 and 3 years	310,692	-
Between 3 and 4 years	388,163	-
More than 4 years	155,346	66,711
	1,089,753	96,008
Accrued interest:
Less than one year	260,632	142,312
Between 1 and 2 years	13,770	-
	274,402	142,312
	15,653,804	6,164,838

The fair value of current borrowings at fixed-rates and current and non-current borrowings at floating-rates approaches its carrying amount, as the effect of discounting is not significant. The fair value of debt instruments that are not quoted on a market are valued at their technical value, that is, nominal value plus accrued interest.

IRSA Propiedades Comerciales S.A.

The following table shows a detail of the borrowings evolution as of June 30, 2018, 2017 and 2016:

	06.30.18	06.30.17	06.30.16
Balances at the beginning of the year	6,167,987	5,893,068	3,794,940
Borrowings obtained	728,506	106,667	1,275,756
Payment of borrowings	(85,495)	(111,103)	(5,046,597)
Interest paid	(724,730)	(542,410)	(278,279)
Accrued interest	876,610	607,400	580,210
Foreign exchange	6,327,426	565,364	2,214,158
Short terms loans, net	(19,766)	(14,065)	(232,203)
Issuance of non-convertible notes	2,365,003	-	5,411,199
Payment of non-convertible notes	-	(407,260)	(1,686,393)
Repurchase of non-convertible notes	-	-	(139,723)
Others	32,666	70,326	-
Balances at the end of the year	15,668,207	6,167,987	5,893,068

The fair value of non-current borrowings at fixed rates (excluding obligations under finance leases) is as follows:

	06.30.18	06.30.17
NCN Class II due 2023	10,760,445	6,877,234
NCN Class IV due 2020	3,997,825	-
Bank loans	1,017,269	2,338
	15,775,539	6,879,572

The following table breakdown the borrowings by fixed and floating rate of the Group by emission currency (excluding the financial leases)

Borrowings by currency and rate	06.30.18	06.30.17
Fixed rate:
Argentine Peso	-	76,661
US Dollar	14,289,649	5,849,857
Subtotal borrowings at fixed rate	14,289,649	5,926,518
Floating rate:
Argentine Peso	80,205	96,008
US Dollar	1,009,548	-
Subtotal borrowings at floating rate	1,089,753	96,008
Accrued interest	274,402	142,312
Total borrowings	15,653,804	6,164,838
Financial leasing	14,403	3,149
Total borrowings in accordance with financial statement	15,668,207	6,167,987

19.
       Provisions

The following table shows the movements in the Group's provisions for other liabilities:

	Labor, legal and other claims	Investments in associates (*)	06.30.18	06.30.17
Balances at the beginning of the year	41,144	206	41,350	33,074
Increases (Note 26)	33,513	-	33,513	25,860
Recovery (Note 26)	(8,509)	-	(8,509)	(11,829)
Increases	-	158	158	206
Used during the year	(10,879)	-	(10,879)	(8,322)
Incorporation as result of business combination (Note 15)	452	-	452	2,361
Balances at the end of the year	55,721	364	56,085	41,350
Non-current			12,258	16,509
Current			43,827	24,841
Total			56,085	41,350

(*) Corresponds to investments in associates with negative equity. (Note 8)

  IRSA Propiedades Comerciales S.A.

Included in the item are certain amounts in respect of which the Group has established a provision for legal claims, none of which is considered significant.

20.
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

The details of the provision for the Group’s income tax are as follows:

	06.30.18	06.30.17	06.30.16
Current income tax	(137,667)	(510,130)	(223,220)
Deferred income tax	(148,806)	(1,099,051)	(6,055,674)
Minimum presumed income tax	(33)	-	-
Income tax expense	(286,506)	(1,609,181)	(6,278,894)

The statutory tax rates in the countries where the Group operates for all of the years presented are:

Tax jurisdiction	Income tax rate
Argentina	35%
Uruguay	0%

Deferred tax assets and liabilities of the Group as of June 30, 2018, 2017 and 2016 are expected to be recovered as follows:

	06.30.18	06.30.17
Deferred income tax asset to be recovered after more than 12 months	80,696	174,165
Deferred income tax asset to be recovered within 12 months	1,086,937	143,910
Deferred income tax asset	1,167,633	318,075

Deferred income tax liabilities to be recovered after more than 12 months	(12,356,539)	(9,435,983)
Deferred income tax liabilities to be recovered within 12 months	(175,856)	(2,085,978)
Deferred income tax liabilities	(12,532,395)	(11,521,961)
Deferred income tax, net	(11,364,762)	(11,203,886)

Deferred income tax (broken down into assets and liabilities) during the fiscal years ended June 30, 2018 and 2017, without considering offsetting balances within the same tax jurisdiction, is the following:

	06.30.17	(Charged) / Credited to the statement of income	Incorporation as result of business combination (Note 15)	06.30.18
Deferred income tax asset
Tax loss carry-forwards	158	851,966	1,472	853,596
Trade and other payables	270,839	11,119	-	281,958
Other	38,296	(7,191)	-	31,105
Trading properties	8,782	(7,808)	-	974
Subtotal deferred income tax assets	318,075	848,086	1,472	1,167,633

Deferred income tax liabilities
Investment properties	(11,060,948)	(809,615)	(13,542)	(11,884,105)
Property, plant and equipment and trading properties	(235,750)	(227,200)	-	(462,950)
Investments	(129,454)	33,131	-	(96,323)
Trade and other receivables	(67,439)	(4,287)	-	(71,726)
Other	(28,370)	11,181	-	(17,189)
Trade and other payables	-	(102)	-	(102)
Subtotal deferred income tax liabilities	(11,521,961)	(996,892)	(13,542)	(12,532,395)
Deferred income tax liabilities, net	(11,203,886)	(148,806)	(12,070)	(11,364,762)

  IRSA Propiedades Comerciales S.A.

	06.30.16	(Charged) / Credited to the statement of income	Incorporation as result of business combination (Note 15)	06.30.17
Deferred income tax asset
Tax loss carry-forwards	19,352	(19,194)	-	158
Trade and other payables	187,024	83,850	(35)	270,839
Others	29,601	7,722	973	38,296
Trading properties	(2,163)	10,945	-	8,782
Subtotal deferred income tax assets	233,814	83,323	938	318,075

Deferred income tax liabilities
Investment properties	(9,948,064)	(1,112,884)	-	(11,060,948)
Property, plant and equipment and trading properties	(173,976)	(61,774)	-	(235,750)
Investments	(87,985)	(34,217)	(7,252)	(129,454)
Trade and other receivables	(91,530)	24,091	-	(67,439)
Other	(30,780)	2,410	-	(28,370)
Subtotal deferred income tax liabilities	(10,332,335)	(1,182,374)	(7,252)	(11,521,961)
Deferred income tax liabilities, net	(10,098,521)	(1,099,051)	(6,314)	(11,203,886)

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

In order to fully realize the deferred income tax asset, the Group will need to generate taxable income in the countries where the net operating losses were incurred. Based upon the level of historical taxable income and projections for future over the years in which the deferred income tax assets are deductible, management believes that as the end of the present year it is probable that the Group will realize all of the deferred income tax assets in Argentina.

As of June 30, 2018, the tax loss carry-forwards of the Group and the jurisdictions which generated them are as follows:

Jurisdiction	Tax loss carry-forward	Date of generation	Date of expiration	Rate
Argentina	2,487	2014	2019	25%
Argentina	252	2015	2020	25%
Argentina	182	2016	2021	25%
Argentina	2,816	2017	2022	25%
Argentina	2,819,414	2018	2023	30%
Argentina	41,634	2018	2023	25%
	2,866,785

The Group did not recognize deferred income tax assets of Ps. 4,071 and Ps. 1,308 as of June 30, 2018 and 2017 corresponding to losses of P.s 15,808 and Ps. 3,737, respectively, related to certain subsidiaries. Although management estimates that these subsidiaries will become profitable in the future, as a result of the recent loss history during the last periods and the lack of verifiable and objective evidence, it has been determined that there is sufficient uncertainty as to the generation of sufficient income to be able to offset losses within a reasonable timeframe, therefore, no deferred tax asset is recognized in relation to these losses.

The Group did not recognize deferred income tax liabilities of Ps. 222 million and Ps. 168 million as of June 30, 2018 and 2017, respectively, related to the potential dividend distribution of its investments in foreign subsidiaries, Torodur S.A. In addition, the withholdings and/or similar taxes paid at source may be creditable against the Group’s potential final tax liability.

IRSA Propiedades Comerciales S.A.

 from applying the prevailing tax rate on the Profit Before Income Tax for the years ended June 30, 2018, 2017 and 2016:

	06.30.18	06.30.17	06.30.16
Profit for the year before income tax at the prevailing tax rate (i)	(5,357,337)	(1,746,909)	(6,346,363)
Tax effects of:
Rate change	4,729,172	-	-
Share of profit of associates and joint ventures (ii)	226,273	55,399	71,505
Non-taxable financial dividends	122,597	63,529	-
Non-taxable / non-deductible items	(7,223)	5,548	2,492
Derivative special tax	(846)	-	-
Difference between provisions and affidavits	1,077	-	-
Minimum presumed income tax	(33)	-	-
(Recovery) / expiration of carry-forwards	-	7,038	(7,038)
Results from revaluation of equity interest held before combination	-	2,666	-
Others	(186)	3,548	510
Income tax loss	(286,506)	(1,609,181)	(6,278,894)

(i) Does not include Uruguayan-source income / (loss) of Ps. 635,853, as of June 30, 2018, (Ps.4,474) as of June 30, 2017 and Ps. 398,960 as of June 30, 2016.
(ii) Does not include Uruguayan-source income / (loss) by pasticipation in associated and joint ventures of Ps. (6,969) and Ps. (5,580) as of June 30, 2018 and 2017.

On December 27, 2017, the Argentine Congress approved the Tax Reform, through Law No. 27,430, which was enacted on December 29, 2017, and has introduced many changes to the income tax treatment applicable to financial income. The key components of the Tax Reform are as follows:

  -    Dividends: Tax on dividends distributed by Argentine companies would be as follows: (i) dividends originated from profits obtained before fiscal year of the Group ending June 30, 2018 will not be subject to withholding tax; (ii) dividends derived from profits generated during fiscal years ending June 30, 2019 and 2020 paid to Argentine Individuals and/or foreign residents, will be subject to a 7% withholding tax; and (iii) dividends originated from profits obtained during fiscal year ending June 30, 2021 onward will be subject to withholding tax at a rate of 13%.

  -    Income tax: Corporate income tax gradually would be reduced to 30% for fiscal years beginning at January 1, 2018 through December 31, 2019, and to 25% for fiscal periods beginning at after January 1, 2020, inclusive.

  -    Presumptions of dividends: Certain facts will be presumed to constitute dividend payments, such as: i) withdrawals from shareholders, ii) shareholders private use of property of the company, iii) transactions with shareholders at values different from market values, iv) personal expenses from shareholders or shareholder remuneration without substance.

Revaluation of assets: The regulation establishes that, at the option of the companies, tax revaluation of assets is permitted for assets located in Argentina and affected to the generation of taxable profits. The special tax on the amount of the revaluation depends on the asset, being (i) 8% for real estate not classified as inventories, (ii) 15% for real estate classified as inventories, (iii) 5% for shares, quotas and equity interests owned by individuals and (iv) 10% for the rest of the assets. As of the date of these Financial Statements, the Group has not exercised the option. The gain generated by the revaluation is exempted according to article N 291 of Law 27,430 and, the additional tax generated by the revaluation is not deductible.

In addition, the Argentine tax reform contemplates other amendments regarding the following matters: social security contributions, tax administrative procedures law, criminal tax law, tax on liquid fuels, and excise taxes, among others. At the date of these Financial Statements, many issues are pending regulation by the government.

IRSA Propiedades Comerciales S.A.

21.
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

Contributions made by the Group under the Plan amount to Ps. 16.8, Ps. 11.6 and Ps. 10.3 million for the fiscal years ended June 30, 2018, 2017 and 2016, respectively.

22.
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

As of June 30, 2018 and 2017 IRSA Propiedades Comerciales has a credit of PS. 12.4 and Ps. 10.5 million with IRSA Inversiones y Representaciones S.A. and a liability of Ps. 2.5 and Ps. 1.1 millon with Cresud S.A.C.I.F. y A.. The subsidiaries of IRSA Propiedades Comerciales have a liability of Ps. 14.6 and Ps. 15.4 million with IRSA Inversiones y Representaciones S.A..

As of June 30, 2018, 2017 and 2016, the amount accrued for the plans amounts to Ps. 82.1 million, Ps. 77.2 million and Ps. 64.2 million respectively, based on the market value of the shares to be granted pertaining to the Group’s contributions, proportionately to the period already elapsed for the vesting of shares in the Incentive Plan and adjusted for the probability that any beneficiary should leave the Group before the term and/or the conditions required to qualify for the benefits of the plan are met at fiscal year-end.

  For the fiscal years ended June 30, 2018, 2017 and 2016, the Group has incurred in a charge related to the Incentive Plan and the extraordinary gratification of Ps. 6.4 million, Ps. 16.5 million and Ps. 16.4 million, respectively.

IRSA Propiedades Comerciales S.A.

23.
    Leases

The Group as lessee

Operating leases:

The Group leases two properties that are used as a shopping mall. These agreements provide for fixed monthly rent payments, adjusted pursuant to a rent escalation clause. Rent expense for the years ended June 30, 2018, 2017 and 2016 amounted to Ps. 6,951, Ps. 5,700 and Ps. 5,222, respectively and are included in "Costs" in the Statements of income.

Furthermore, the Group also leases office space under an operating lease with companies related to the Chairman and Director of the Group (Note 29).

The future minimum payments that the Group must pay off under non-cancellable operating leases are as follows:

	06.30.18	06.30.17
No latter than a year	13,763	7,102
Later than 1 year and not later than 5 years	18,105	12,446
More than 5 years	40,000	42,400
	71,868	61,948

Finance leases:

The Group leases certain computer equipment under various finance leases for an average term of four years. The book value of these assets under financial leases is included in Note 10.

At the commencement of the lease term, the Group recognizes a lease liability equal to the carrying amount of the leased asset. In subsequent periods, the liability decreases by the amount of lease payments made to the lessors using the effective interest method. The interest component of the lease payments is recognized in the statements of comprehensive income. The book value of these liabilities under finance leases is included in Note 18.

Lease liabilities are effectively secured as the rights to the leased assets revert to the lessor in the event of default.

The future minimum payments that the Group must pay off under financial leases are as follows:

	06.30.18	06.30.17
Not later than 1 year	6,945	1,690
Later than 1 year and not later than 5 years	8,301	1,636
Subtotal value of finance lease liabilities	15,246	3,326
Future - financial charges on finance leases	(843)	(177)
Present value of finance lease liabilities	14,403	3,149

IRSA Propiedades Comerciales S.A.

The fair value of finance lease liabilities is as follows:

	06.30.18	06.30.17
Not later than 1 year	6,574	1,598
Later than 1 year and not later than 5 years	7,829	1,551
Present value of finance lease liabilities	14,403	3,149

Under the terms of these agreements, no contingent rents are payable. The inherent interest rate is fixed at the contract date for all of the lease term. The average interest rate on financial lease payables as of June 30, 2018 and 2017 and 2016 was 11.62%, 20.63% and 14.40%, respectively.

The Group as lessor

Operating leases:

●
Leases of shopping malls, office and other buildings

The Group enters into cancellable operating leases relating to shopping malls. The agreements have an average term raging from three to five years. Some leases related to anchor stores have terms of ten years, which are usually extendable. Tenants normally pay a rent which consists of the higher of (i) the base rent; and (ii) the percentage rent (which generally ranges between 2% and 12% of the tenants’ gross sales). Furthermore, pursuant to one rent escalation clause in most lease arrangements, the tenants’ base rent generally increases between 18% and 24% each year during the agreement term. Regarding the supplementary rental, because this item is not known until the end of the period, it falls within the definition of contingency rental under IAS 17 "Leases". Accordingly, rental income is recognized once the contingent rent is known.

The book value of assets for such leases are described in Note 9.

For the fiscal years ended June 30, 2018, 2017 and 2016, the base and contingent rental income of the Group’s shopping malls amounted to Ps. 2,825,140, Ps. 2,270,643 and Ps. 1,851,472, respectively, and are included under “Income from sales, rents and services” in the consolidated statement of comprehensive income.

Additionally, IRSA Propiedades Comerciales, owns a shopping mall property known as "Patio Olmos" in the Province of Córdoba, Argentina. The Group leases this property to a third party shopping mall operator under an operating lease agreement expiring in 2032. The agreement provides for fixed monthly payments, adjusted pursuant to a rent escalation clause. Rental income for the years ended June 30, 2018, 2017 and 2016 amounted to Ps. 2,919, Ps. 2,250 and Ps. 4,196, respectively, and is included in the line item “Income from sales, rents and services” in the consolidated statements of comprehensive income.

The Group also enters into cancellable operating leases agreements relating to offices and other buildings. These agreements have an average term raging from three to five years. The tenants are charged a base rent on a monthly basis.

Office and other buildings leases amount to Ps. 480,365, Ps. 382,087 and Ps. 280,175 for the fiscal years ended June 30, 2018, 2017 and 2016, respectively, and are included within “income from sales, rents and services” in the statements of comprehensive income.

The book value of assets for such leases are described in Note 9.

IRSA Propiedades Comerciales S.A.

The future minimum proceeds under non-cancellable operating leases from Group’s shopping malls, offices and other buildings are as follows:

	06.30.18	06.30.17
2018	-	1,421,954
2019	1,904,572	1,004,397
2020	1,305,965	439,775
2021	636,762	89,098
2022	172,217	10,030
Later than 2022	25,679	209
	4,045,195	2,965,463

Finance leases:

The Group does not act as a lessor in connection with finance leases.

24.
Revenues

	06.30.18	06.30.17	06.30.16
Base rent	2,589,799	2,029,990	1,548,213
Contingent rent	718,625	624,990	587,630
Admission rights	343,420	300,933	207,190
Parking fees	236,323	192,749	153,213
Commissions	123,284	107,580	84,815
Averaging of scheduled rent escalation	29,456	90,197	42,832
Property management fees	65,833	52,303	41,213
Others	21,714	10,550	7,595
Total revenues from rentals and services	4,128,454	3,409,292	2,672,701
Sale of trading properties	103,197	98,792	1,159
Total revenues from sale of properties	103,197	98,792	1,159
Other revenues	555	891	1,013
Other revenues	555	891	1,013
Total revenues from sales, rentals and services	4,232,206	3,508,975	2,674,873
Expenses and collective promotion fund	1,717,000	1,488,187	1,183,627
Total revenues from expenses and collective promotion funds	1,717,000	1,488,187	1,183,627
Total revenues	5,949,206	4,997,162	3,858,500

25.
    Expenses by nature

The Group presented the statement of comprehensive income classified according to their function as part of the line items “Costs”, “General and administrative expenses” and “Selling expenses”.

The following tables provide additional disclosure regarding expenses by nature and their relationship to the function within the Group.

	Costs (ii)	General and administrative expenses	Selling expenses	06.30.18

Salaries, social security costs and other personnel administrative expenses (i)	773,968	114,249	23,914	912,131
Maintenance, security, cleaning, repairs and other	739,853	19,512	804	760,169
Taxes, rates and contributions	238,669	11,795	157,836	408,300
Advertising and other selling expenses	263,869	-	28,330	292,199
Directors' fees	-	164,339	-	164,339
Fees and payments for services	10,911	60,678	8,117	79,706
Allowance for doubtful accounts (additions and unused amounts reversed) (Note 14)	-	-	73,903	73,903
Leases and expenses	47,615	6,037	400	54,052
Amortization and depreciation (Notes 9,10 y 12)	33,301	11,498	315	45,114
Traveling, transportation and stationery	18,387	13,987	1,215	33,589
Bank expenses	2,910	12,585	-	15,495
Cost of sale of properties (Note 11)	8,869	-	-	8,869
Other expenses	1,095	562	31	1,688
Total 06.30.18	2,139,447	415,242	294,865	2,849,554

IRSA Propiedades Comerciales S.A.

	Costs (ii)	General and administrative expenses	Selling expenses	06.30.17

Salaries, social security costs and other personnel administrative expenses (i)	653,834	95,201	27,500	776,535
Maintenance, security, cleaning, repairs and other	645,022	7,216	795	653,033
Taxes, rates and contributions	173,718	4,294	131,254	309,266
Advertising and other selling expenses	280,598	-	29,312	309,910
Directors' fees	-	131,481	-	131,481
Fees and payments for services	12,811	58,130	2,517	73,458
Allowance for doubtful accounts (additions and unused amounts reversed) (*) (Note 14)	-	-	41,310	41,310
Leases and expenses	77,619	4,516	525	82,660
Amortization and depreciation (Notes 9,10 y 12)	22,222	5,953	365	28,540
Traveling, transportation and stationery	16,803	8,127	893	25,823
Bank expenses	-	7,059	-	7,059
Cost of sale of properties (Note 11)	12,903	-	-	12,903
Other expenses	4,256	199	146	4,601
Commercial compensation	-	-	1,911	1,911
Total 06.30.17	1,899,786	322,176	236,528	2,458,490

	Costs (ii)	General and administrative expenses	Selling expenses	06.30.16

Salaries, social security costs and other personnel administrative expenses (i)	515,022	53,448	20,911	589,381
Maintenance, security, cleaning, repairs and other	444,824	4,428	503	449,755
Taxes, rates and contributions	127,361	1,957	101,833	231,151
Advertising and other selling expenses	284,935	-	21,706	306,641
Directors' fees	-	113,673	-	113,673
Fees and payments for services	9,008	28,562	3,481	41,051
Allowance for doubtful accounts (additions and unused amounts reversed) (*)	-	-	12,005	12,005
Leases and expenses	46,873	3,077	375	50,325
Amortization and depreciation	14,802	7,911	231	22,944
Traveling, transportation and stationery	14,043	2,597	805	17,445
Bank expenses	-	5,896	-	5,896
Cost of sale of properties	1,400	-	-	1,400
Other expenses	1,936	31	-	1,967
Commercial compensation	-	-	371	371
Total 06.30.16	1,460,204	221,580	162,221	1,844,005

(*) At June 30, 2017 y 2016 includes debt relief for Ps 577 and Ps. 10, respectively.
(i)
For the fiscal year ended June 30, 2018 includes Ps. 842,559 of Salaries, Bonuses and Social Security; Ps. 6,404 of Equity incentive plan and Ps. 63,168 of other concepts. For the fiscal year ended June 30, 2017 includes Ps. 694,067 Salaries, Bonuses and Social Security; Ps. 16,545 of Equity incentive plan and Ps. 65,923 of other concepts. For the fiscal year ended June 30, 2016 includes Ps. 519,782 Salaries, Bonuses and Social Security; Ps. 16,359 of Equity incentive plan and Ps. 53,240 of other concepts.
(ii)
For the fiscal year ended June 30, 2018 includes Ps. 2,120,715 of Rental and services costs; Ps. 18,713 of Cost of sales and developments and Ps.19 of other consumer financing costs. For the fiscal year ended June 30, 2017 includes Ps. 1,874,392 of Rental and services costs; Ps. 25.346 of Cost of sales and developments and Ps. 48 of other consumer financing costs. For the fiscal year ended June 30, 2016 includes Ps. 1,454,409 of Rental and services costs; Ps. 5,718 of Cost of sales and developments and Ps. 77 of other consumer financing costs.

26.
        Other operating results, net

	06.30.18	06.30.17	06.30.16
Gain resulting from sale anual reserval of property plant and equipment	35,602	437	-
Others	12,347	10,508	(17,451
Donations	(26,967)	(52,910)	(38,889)
Lawsuits (Note 19)	(25,004)	(14,031)	(3,402)
Gain resulting from the revaluation of equity interes held before the bussines combination	-	7,618	-
Expenses related to the sale of investment property	(884)	(2,841)	(8,810)
Total other operating results, net	(4,906)	(51,219)	(68,552)

IRSA Propiedades Comerciales S.A.

27.
        Financial results, net

	06.30.18	06.30.17	06.30.16
- Foreign exchange	413,976	48,437	410,386
- Interest income	240,005	184,296	102,169
- Dividends income	34,172	9,705	-
Finance income	688,153	242,438	512,555
- Foreign exchange	(6,407,173)	(598,845)	(2,225,939)
- Interest expense	(928,218)	(639,768)	(612,486)
- Others financial costs	(117,445)	(77,033)	(100,051)
Subtotal finance costs	(7,452,836)	(1,315,646)	(2,938,476)
Less: Capitalized finance costs	14,385	2,310	-
Finance costs	(7,438,451)	(1,313,336)	(2,938,476)
- Fair value gains of financial assets at fair value through profit or loss	2,041,061	203,087	466,328
- Gain from derivative financial instruments	227,378	81,105	1,248,374
- Loss from repurchase of non - convertible notes	-	(168)	-
Other financial results	2,268,439	284,024	1,714,702
Total financial results, net	(4,481,859)	(786,874)	(711,219)

28.
        Earnings per share

(a)
Basic

Basic earnings per share amounts are calculated in accordance with IAS 33 "Earning per share" by dividing the profit attributable to equity holders of the Group by the weighted average number of ordinary shares outstanding during the year (Note 16).

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

	06.30.18	06.30.17	06.30.16
Profit attributable to equity holders of the Parent	15,099,936	3,260,476	11,821,280
Weighted average number of ordinary shares in issue (thousands)	126,014	126,014	126,014
Basic earnings per share	119.83	25.87	93.81

As mentioned in Note 16, the nominal value of shares increased from Ps. 0.1 to Ps. 1 per share. The number of shares, prices and any other information per share included in these Financial Statements for all of these periods have adjusted retroactively to reflect the change from Ps. 0.1 to Ps. 1.

(b)
Diluted

Diluted earnings per share amounts are calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all dilutive potential shares. As of June 30, 2018, 2016 and 2016, the Group has no convertible instruments. The diluted earnings per share is equal to basic earnings per share.

29.
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

IRSA Propiedades Comerciales S.A.

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

Such maximum amount is limited to 5% where no dividends are distributed to the Shareholders, and will be increased proportionately to the distribution, until reaching such cap where total profits are distributed.

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

The remuneration earned by the Company's Senior Management (including Directors) was Ps. 35.4 million; Ps. 29.8 million and Ps. 38.5 million as of June 30, 2018, 2017 and 2016, respectively. The remuneration earned by Senior Management for their functions consists of an amount that is fixed taking into account the manager's background, capacity and experience, and an annual bonus which varies according to their individual performance and the Group's results. Members of senior management participate in defined contribution and share-based incentive plans that are described in Notes 21 and 22, respectively.

The Group’s Senior Management is composed of as follows:

Name	Date of birth	Position	In the position since
Alejandro G. Elsztain	31/03/1966	General Manager	2002
Daniel R. Elsztain	22/12/1972	Operating Manager	2011
Matias Gaivironsky	23/02/1976	Real Estate Manager	2011
Juan José Martinucci	31/01/1972	Financial and Administrative Manager	2013
Arnaldo Jawerbaum	13/08/1966	Investment Manager	2017

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

IRSA Propiedades Comerciales S.A.

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

10.
Borrowings

In the normal course of its activities, the Group enters into diverse loan agreements or credit facilities between the group’s companies and/or other related parties. These loans accrue interest at market rates.

11.
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

12.
Purchase of financial assets

The Group usually invests excess cash in several instruments that may include those issued by related companies, acquired at issuance or from unrelated third parties through secondary market deals.

13.
Investment in investment funds managed by BACS Administradora de Activos

The Group invests its liquid funds in mutual funds managed by BACS Administradora de Activos S.A.S.G.F.C.I. among other entities.

IRSA Propiedades Comerciales S.A.

The following is a summary of the balances with related parties:

Item	06.30.18	06.30.17
Trade and other receivables	786,200	633,834
Investments in financial assets	248,544	267,365
Trade and other payables	(158,591)	(104,282)
Borrowings	(4,154)	(3,571)
Total	871,999	793,346

Related parties	06.30.18	06.30.17	Description of transaction
IRSA Inversiones y Representaciones Sociedad Anónima (IRSA)	673,406	542,052	Advances
	41,709	22,854	Corporate services
	40,863	25,425	Non-convertible notes
	12,448	10,472	Equity incentive plan
	9,023	16,482	Reimbursement of expenses
	428	-	Others
	-	4	Loans granted
	-	265	Commissions
	-	535	Lease collections
	(439)	(9)	Reimbursement of expenses to pay
	(14,609)	(15,380)	Equity incentive plan to pay
Total direct parent company	762,829	602,700
Cresud S.A.CI.F. y A.	207,681	241,940	Non-convertible notes
	(2,546)	(1,113)	Equity incentive plan to pay
	(15,375)	(23,385)	Reimbursement of expenses to pay
	(55,483)	(13,595)	Corporate services to pay
Total direct parent company of IRSA	134,277	203,847
La Rural S.A.	28,712	119	Leases and/or rights to use space
	7,165	8,841	Dividends
	-	3,676	Loans granted
	-	16,394	Canon
	(845)	(55)	Reimbursement of expenses to pay
Other associates and joint ventures	4,309	4,557	Loans granted
	509	812	Management fee
	314	931	Reimbursement of expenses
	-	1,625	Leases and/or rights to use space
	-	(105)	Lease collections
	(235)	-	Reimbursement of expenses to pay
	(286)	(619)	Advertising space to pay
	(518)	(1,288)	Leases and/or rights to use space
	(4,154)	(3,571)	Borrowings obtained
Total associates and joint ventures of IRSA Propiedades Comerciales	34,971	31,317
Directors	(12)	(17)	Reimbursement of expenses to pay
	(67,126)	(44,770)	Fees
Total Directors	(67,138)	(44,787)
Others	4,685	3,370	Leases and/or rights to use space to pay
	3,283	746	Reimbursement of expenses
	209	-	Advertising space
	-	(40)	Hotel services to pay
	-	99	Commissions
	(4)	(219)	Reimbursement of expenses to pay
	(5)	(272)	Dividends to pay
	(9)	(41)	Leases and/or rights to use space to pay
	(27)	-	Commissions to pay
	(1,072)	(3,374)	Legal services
Total Others	7,060	269
Total	871,999	793,346

IRSA Propiedades Comerciales S.A.

The following is a summary of the results with related parties:

Related parties	06.30.18	06.30.17	06.30.16	Description of transaction
IRSA Inversiones y Representaciones Sociedad Anónima (IRSA)	35,056	23,972	19,165	Corporate services
	17,448	516	(1,491,911)	Financial operations
	910	2,533	(375)	Leases and/or rights to use space
	163	127	76	Commissions
Total direct parent company	53,577	27,148	(1,473,045)
Cresud S.A.CI.F. y A.	151,002	61,923	84,980	Financial operations
	1,931	867	1,417	Leases and/or rights to use space
	(162,756)	(128,819)	(88,517)	Corporate services
Total direct parent company of IRSA	(9,823)	(66,029)	(2,120)
La Rural S.A.	12,209	-	-	Financial operations
	12,678	8,518	-	Leases and/or rights to use space
Tarshop S.A.	15,809	13,816	11,802	Leases and/or rights to use space
	322	-	265	Commissions
Nuevo Puerto Santa Fe S.A.	3,882	3,565	3,619	Fees
	(548)	(1,165)	(1,716)	Financial operations
	(504)	5,641	(385)	Leases and/or rights to use space
Others associates and joint ventures	216	216	216	Fees
	1,286	707	31	Financial operations
Total associates and joint ventures of IRSA Propiedades Comerciales	45,350	31,298	13,832
Directors	(164,339)	(131,481)	(113,673)	Fees
Senior Managment	(9,606)	(6,677)	(6,246)	Fees
Total Directors	(173,945)	(138,158)	(119,919)
Estudio Zang, Bergel & Viñes	(10,038)	(9,185)	(2,940)	Fees
Banco de Crédito y Securitización	17,180	9,507	6,493	Leases and/or rights to use space
REIG V	-	58,125	-	Financial operations
Others	9,389	7,335	2,578	Leases and/or rights to use space
	25	21	222	Commissions
	(2,079)	(609)	(96)	Donations
	-	-	4,912	Financial operations
Total others	14,477	65,194	11,169
Total	(70,364)	(80,547)	(1,570,083)

The following is a summary of the transactions with related parties:

Related parties	06.30.18	06.30.17	Description of transaction
IRSA Inversiones y Representaciones S.A.	586,745	726,974	Dividends granted
Tyrus	652	738	Dividends granted
Total Dividends granted	587,397	727,712
La Rural S.A	34,172	8,841	Dividends received
Nuevo Puerto Santa Fe S.A.	8,838	11,443	Dividends received
Total Dividends received	43,010	20,284
Quality Invest S.A.	37,364	3,000	Irrevocable contributions granted
	1,649	-	Equity contributions granted
Avenida Inc.	6,210	-	Irrevocable contributions granted
Total Contributions	45,223	3,000

30.
        CNV General Resolution N° 622/13

As required by Section 1°, Chapter III, Title IV of CNV General Resolution N° 622/13, below there is a detail of the notes to the Consolidated Financial Statements that disclose the information required by the Resolution.

Exhibit A - Property, plant and equipment	Note 9 - Investment properties
Note 10 - Property, plant and equipment
Exhibit B - Intangible assets	Note 8 - Intangible assets
Exhibit C - Equity investments	Note 12 - Information about, associates and joint ventures
Exhibit D - Other investments	Note 13 - Financial instruments by category
Exhibit E - Provisions	Note 14 - Trade and other receivables
Note 19 - Provisions
Exhibit F - Cost of sales and services provided	Note 25 - Expenses by nature
Note 11 - Trading properties
Exhibit G - Foreign currency assets and liabilities	Note 31 - Foreign currency assets and liabilities

IRSA Propiedades Comerciales S.A.

31.         Foreign currency assets and liabilities

Book amounts of foreign currency assets and liabilities are as follows:

Items (1)	Amount (2)	Exchange rate (3)	06.30.18	Amount (2)	Exchange rate (3)	06.30.17
Assets
Trade and other receivables
Uruguayan Pesos	25	0.92	23	3	0.58	2
US Dollar	9,245	28.75	265,788	5,423	16.53	89,640
Euros	142	33.54	4,777	-	-	-
Trade and other receivables with related parties
US Dollar	3,897	28.85	112,422	3,147	16.63	52,334
Total trade and other receivables			383,010			141,976
Restricted assets
US Dollar	-	-	-	2,996	16.53	49,525
Total Restricted assets			-			49,525
Investments in financial assets
US Dollar	119,323	28.75	3,430,544	43,368	16.53	716,867
Investment in financial assets with related parties
US Dollar	8,615	28.85	248,544	16,077	16.63	267,365
Total investments in financial assets			3,679,088			984,232
Cash and cash equivalents
Uruguayan Pesos	2	0.91	2	7	0.58	4
US Dollar	84,029	28.75	2,415,829	6,170	16.53	101,987
Pound	2	37.90	57	1	21.49	32
Euros	1	33.54	38	6	18.85	105
Total cash and cash equivalents			2,415,926			102,128
Total Assets			6,478,024			1,277,861
Liabilities
Trade and other payables
Uruguayan Pesos	15	0.91	14	9	0.58	5
US Dollar	5,723	28.85	165,114	9,452	16.63	157,190
Euros	41	33.73	1,391	-	-	-
Trade and other payables with related parties
US Dollar	-	-	-	271	16.63	4,505
Total trade and other payables			166,519			161,700
Borrowings
US Dollar	542,367	28.85	15,647,296	364,889	16.63	6,068,102
Total borrowings			15,647,296			6,068,102
Borrowings
US Dollar	9	28.85	264	-	-	-
Total borrowings			264			-
Provisions
US Dollar	5	28.85	144	5	16.63	83
Total Provisions			144			83
Total Liabilities			15,814,223			6,229,885

(1)  Considering foreign currencies those that differ from each one of the Group’s companies’ functional currency at each year-end.
(2) Expressed in thousands of foreign currency.
(3) Exchange rate of the Argentine Peso as of June 30, 2018 and 2017 as reported by the Argentina Central Bank.

32.         Barter transactions

The Group generally enters into barter transactions with third-party developers in the ordinary course of business. By virtue of these transactions, the Group generally exchanges undeveloped plots of land for units to be constructed and received in the future. Following is a description of pending transactions that have not yet been perfected by the third parties as of June 30, 2018:

  IRSA Propiedades Comerciales S.A.

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

During the fiscal year ended June 30, 2018, third parties were assigned the right to notarize in public deeds part of the units, which generated income of Ps. 94.3 million.

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

On June 26, 2018, an extension of the barter transaction was signed, in which the buyer undertakes to deliver the public deed in a maximum period of 54 months for BUILDING "A" and 80 months for the BUILDING " B ", both counting from November 5, 2014.

In the same act, a delivery commitment was signed for a department unit with an approximate area of 57.5 sm, located on the 4th floor, along with a 14 m2 garage located on the ground floor, both belonging to Building 'B' as payment for the fines due from the failure of delivery of possession of the units of both buildings, until date of signature of extension of the barter transaction, which is equivalent to USD 291,600.

IRSA Propiedades Comerciales S.A.

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

33.
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

IRSA Propiedades Comerciales S.A.
34.
       Subsequent events

La Malteria S.A.

On July 11, 2018, the Company "La Malteria S.A." was formed, with a capital contribution of Ps. 0.1 represented by 100,000 common nominative shares with a par value of 1 peso. IRSA Commercial Properties S.A. subscribed 95,000 shares of share capital, while the remaining 5,000 were subscribed by FIBESA Sociedad Anónima.

Acquisition de predio Malteria Hudson

In July 2018, we announced the acquisition, of a property of 147,895 square meters of surface and approximately 40,000 sqm of built surface known as “Maltería Hudson”, located in the intersection of route 2 and Buenos Aires - La Plata highway, in the City of Hudson, province of Buenos Aires. The price of the operation was set at the amount of USD 7.0 million.

Moreover, we entered into an agreement to buy the two adjoining properties to “La Maltería” of approximately 49,000 sqm and 57,000 sqm respectively, for a total amount of USD 720,825

In addition, we granted an option to a non-related third party to buy from us between 15% to 30% of the outstanding shares of “La Maltería S.A.” at the acquisition price plus a certain interest for a six month period.

The purpose of this acquisition is the future development of a mixed-use project, with a total constructive capacity of approximately 177,000 sqm.

Devaluation of the Argentine Peso

As of the issuance date of these financial statements, the Argentine peso has suffered a devaluation against the US dollar and other currencies close to 31%, as compared to the exchange rate as of the end of the year, which has an impact on the figures presented in these Financial Statements, mainly originated by exposure to the exchange rate of our revenues and costs of the "offices and other properties" segment, and our assets and liabilities, denominated in foreign currency.