Form 20-F/A
IRSA PROPIEDADES COMERCIALES S.A.
filed 2018-11-01
CIK 1128173

United States
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1 to
FORM 20-F/A

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

Mat’as Ivan Gaivironsky – Chief Financial and Administrative Officer
Tel (+ 54 11) 4323 7449 ; ir@irsacp.com.ar
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
 xYes ☐ No

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

Explanatory Note

This Amendment No. 1 to the Annual Report on Form 20-F (“Amendment No. 1”) of IRSA Propiedades Comerciales S.A. (the “Company”) amends the Company’s Annual Report on Form 20-F for the fiscal year ended June 30, 2018 (the “Form 20-F”), which was filed with the Securities and Exchange Commission (the “SEC”) on October 23, 2018. The Company is filing this Amendment No. 1 solely for the purposes of replacing the Report of Independent Registered Public Accounting Firm that was included on page F-2 of the Form 20-F, with the report herein included and filing an udpated Consent of Independent Registered Public Accounting Firm as Exhibit 99.1. For such purposes, our annual audited financial statements as of June 30, 2018 and 2017 and for the fiscal years ended June 30, 2018, 2017 and 2016 that were filed togheter with our Form 20-F that includes the correct Report of Independent Registered Public Accounting Firm, together with the summary of Investment Properties by type as of June 30, 2018, filed as Exhibit 99.3 to Form 20-F (attached here tous Exhibit 99.2).

This Amendment No. 1 makes no changes to the financial statements of the Company included in the Form 20-F, other than the changes described above. Except as described above, this Amendment No. 1 does not amend, update or restate the information in any other item of the Form 20-F or reflect any events that have occurred after the filing of the Form 20-F.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of
IRSA Propiedades Comerciales S.A.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated statements of financial position of IRSA Propiedades Comerciales S.A. and its subsidiaries as of June 30, 2018 and 2017, and the related consolidated statements of comprehensive income, changes in shareholders’ equity and cash flows for each of the three years in the period ended June 30, 2018, including the related notes and the summary of investment properties schedule as of June 30, 2018 listed in the index appearing under Item 19 (99.2) (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of June 30, 2018, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

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
                                                      (Partner)
/s/ Walter Rafael Zablocky
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

Item 19. Exhibits

Documents filed as exhibits to this Amendment No.1:

Exhibit No.	Description of Exhibit
12.1	Certification pursuant to Section 302 of the Sarbanes-Oxley Act 2002
12.2	Certification pursuant to Section 302 of the Sarbanes-Oxley Act 2002
13.1	Certification pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2	Certification pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
99.1 99.2	Consent of Independent Registered Public Accounting Firm. Summary of Investment Properties by type as of June 30, 2018 (in accordance with SEC S-X 12.28).

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

IRSA Propiedades Comerciales S.A.

Date: November 1, 2018	By:	/s/ Matias I. Gaivironsky
Name Matias I. Gaivironsky
Title Chief Financial and Administrative Officer

002761-0005-16061-Active.28106184.3  10/31/2018 12:51 PM

EXHIBIT 12.1
SECTION 302 CERTIFICATION

I, Alejandro G. Elsztain, certify that:

1.	I have reviewed this amendment to the annual report on Form 20-F/A of IRSA Propiedades Comerciales S.A.;

2.
Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period converted by this report.

3.
Based on my knowledge, the financial statements included in this amendment, fairly present in all material respects the financial position at June 30, 2018 and 2017 and the results of operations and cash flows of the Company for the periods ended June 30, 2018, 2017 and 2016;

4.
The Company’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15(d)-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the Company and have:

a)
Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervisions, to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b)
Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c)
Evaluated the effectiveness of the Company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation;

d)
Disclosed in this report any change in the Company’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting; and

5.
The Company’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Company’s auditors and the audit committee of the Company’s board of directors (or persons performing the equivalent functions):

(a)
All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information; and

(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting.

IRSA Propiedades Comerciales S.A.

November 1, 2018.	By:	/s/ Alejandro G. Elsztain
Alejandro G. Elsztain
Chief Executive Officer

EXHIBIT 12.2

SECTION 302 CERTIFICATION

I, Matias Gaivironsky, certify that:

1.	I have reviewed this amendment to the annual report on Form 20-F/A of IRSA Propiedades Comerciales S.A.;

2.
Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period converted by this report.

3.
Based on my knowledge, the financial statements included in this amendment, fairly present in all material respects the financial position at June 30, 2018 and 2017 and the results of operations and cash flows of the Company for the periods ended June 30, 2018, 2017 and 2016;

4.
The Company’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15(d)-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the Company and have:

a)
Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervisions, to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b)
Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c)
Evaluated the effectiveness of the Company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation;

d)
Disclosed in this report any change in the Company’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting; and

5.
The Company’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Company’s auditors and the audit committee of the Company’s board of directors (or persons performing the equivalent functions):

(a)
All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information; and

(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting.

IRSA Propiedades Comerciales S.A.

November 1, 2018.	By:	/s/ Matias Gaivironsky
Matias Gaivironsky
Chief Financial Officer

EXHIBIT 13.1

CERTIFICATION OF CHIEF EXECUTIVE OFFICER PURSUANT TO 18 U.S.C.
SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE
SARBANES-OXLEY ACT OF 2002

In connection with the Amendment No. 1 to the Annual Report on Form 20-F/A of IRSA Propiedades Comerciales S.A. (the “Company”) for the fiscal year ended June 30, 2018 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), Alejandro G. Elsztain, as Chief Executive Officer of the Company, hereby certifies, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that the Report fully complies with the requirements of Section 13 (a) or 15 (d) of the Securities and Exchange Act of 1934.

IRSA Propiedades Comerciales S.A.

November 1, 2018.	By:	/s/ Alejandro G. Elsztain
Alejandro G. Elsztain
Chief Executive Officer

This certification accompanies the Report pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 and shall not, except as to the extent required by the Sarbanes-Oxley Act of 2002, be deemed filed by the Company for purposes of Section 18 of the Securities and Exchange Act of 1934, as amended

EXHIBIT 13.2

CERTIFICATION OF CHIEF FINANCIAL OFFICER PURSUANT TO 18 U.S.C.
SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE
SARBANES-OXLEY ACT OF 2002

In connection with the Amendment No. 1 to the Annual Report on Form 20-F/A of IRSA Propiedades Comerciales S.A. (the “Company”) for the fiscal year ended June 30, 2018 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), Alejandro G. Elsztain, as Chief Executive Officer of the Company, hereby certifies, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that the Report fully complies with the requirements of Section 13 (a) or 15 (d) of the Securities and Exchange Act of 1934.

IRSA Propiedades Comerciales S.A.

November 1, 2018.	By:	/s/ Matias Gaivironsky
Matias Gaivironsky
Chief Financial Officer

This certification accompanies the Report pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 and shall not, except as to the extent required by the Sarbanes-Oxley Act of 2002, be deemed filed by the Company for purposes of Section 18 of the Securities and Exchange Act of 1934, as amended.

EXHIBIT 99.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statement on Form F-3 (No. 333-220896) of IRSA Propiedades Comerciales S.A. of our report dated October 22, 2018 relating to the financial statements, financial statement schedule and the effectiveness of internal control over financial reporting, which appears in this Amendment No.1 to Form 20-F.

/s/ PRICE WATERHOUSE & Co. S.R.L
                                                      (Partner)
/s/ Walter Rafael Zablocky
Buenos Aires, Argentina
November 1, 2018

EX-99.2 11 SUMMARY OF INVESTMENT PROPERTIES BY TYPE AS OF JUNE 30, 2018 (IN ACCORDANCE WITH SEC SX 12-28 (1)).
EXHIBIT 99.2
Investment properties

The following summary of the group´s investment properties by type as of June 30, 2018 prepared in accordance with SEC SX 12-28 (1):

	Initial Costs		Subsequent Costs	Costs at the end of the year
	Plot of land	Buildings, facilities and improvement	Improvement / additions	Plot of land	Buildings, facilities and improvement	Total	Capitalized cost, net	Fair value adjustments	Fair Value at the end of the year (2)	Date of construction	Date of acquisition
Shopping malls:
Abasto	9,753	251,247	22,455	9,753	273,702	283,455	1,098	6,840,104	7,124,657	Nov-98	Jul-94
Alto Palermo Shopping	8,694	424,322	25,359	8,694	449,681	458,375	1,480	6,710,356	7,170,211	Oct-90	Nov-97
Alto Avellaneda	18,089	186,584	38,752	18,089	225,336	243,425	145	4,299,645	4,543,215	Oct-95	Dec-97
Alcorta Shopping	8,006	101,992	52,843	8,006	154,835	162,841	699	3,121,973	3,285,513	Jun-92	Jun-97
Alto Noa	227	46,336	20,633	227	66,969	67,196	59	1,017,381	1,084,636	Sep-94	Mar-95
Buenos Aires Design	-	53,083	7,622	-	60,705	60,705	3	(50,270)	10,438	Nov-93	Nov-97
Patio Bullrich	9,814	163,711	22,569	9,814	186,280	196,094	326	1,694,358	1,890,778	Sep-88	Oct-98
Alto Rosario	25,686	74,743	34,160	25,686	108,903	134,589	2,629	3,240,618	3,377,836	Nov-04	Nov-04
Mendoza Plaza	10,546	126,413	31,785	10,546	158,198	168,744	5,212	1,565,482	1,739,438	Jun-94	Dec-94
Dot Baires Shopping	99,915	364,359	22,109	99,915	386,468	486,383	1,600	4,126,580	4,614,563	May-09	Nov-06
Córdoba Shopping (3)	1,141	98,714	12,485	1,141	111,199	112,340	50	1,000,157	1,112,547	Mar-90	Dec-06
Distrito Arcos	-	-	294,861	-	294,861	294,861	-	765,253	1,060,114	-	Nov-09
Alto Comahue	1,143	4,467	296,926	1,143	301,393	302,536	-	570,073	872,609	-	May-06
Patio Olmos	11,532	21,417	-	11,532	21,417	32,949	530	225,003	258,482	May-95	Sep-07
Soleil Premium Outlet	23,267	55,905	82,218	23,267	138,123	161,390	612	1,314,698	1,476,700	-	Jul-10
Ocampo parking space	3,201	21,137	207	3,201	21,344	24,545	-	232,084	256,629	-	Sep-06
Shopping centers	231,014	1,994,430	964,984	231,014	2,959,414	3,190,428	14,443	36,673,495	39,878,366
Office and other rental properties:
Abasto offices	-	-	15,276	-	15,276	15,276	-	93,858	109,134	Mar-13	Jul-94
Dot building	13,346	39,182	9,664	13,346	48,846	62,192	729	1,241,264	1,304,185	Sep-10	Nov-06
Anchorena 545 (Chanta IV)	812	4,495	-	812	4,495	5,307	-	60,824	66,131	-	Ago-08
Anchorena 665	2,206	8,820	-	2,206	8,820	11,026	-	84,097	95,123	-	Ago-08
Zelaya 3102	1,442	-	-	1,442	-	1,442	-	13,094	14,536	-	Jul-05
Suipacha 664	40,916	87,885	1,889	40,916	89,774	130,690	117	332,620	463,427	Jun-94	Dec-14
Bouchard 710	337,222	180,599	4,099	337,222	184,698	521,920	2,472	1,357,763	1,882,155	-	Dec-14
Intercontinental Plaza building	2,879	49,515	987	2,878	50,503	53,381	24	145,767	199,172	Jun-96	Dec-14
República building	391,506	316,686	924	391,506	317,610	709,116	563	1,961,672	2,671,351	-	Dec-14
Bank Boston tower	295,682	239,114	-	295,682	239,114	534,796	1,105	1,472,549	2,008,450	-	Dec-14
Paseo del Sol	-	2,608	-	-	2,608	2,608	-	9,266	11,874	-	Jul-15
Phillips building	-	469,034	-	-	469,034	469,034	136	334,266	803,436	-	Jun-17
Office and other rental properties	1,086,011	1,397,938	32,839	1,086,010	1,430,778	2,516,788	5,146	7,107,040	9,628,974
Undeveloped parcels of land
Building annexed to Dot	23,992	-	-	23,992	-	23,992	-	1,073,962	1,097,954	-	Nov-06
Luján plot of land	41,861	-	(298)	41,563	-	41,563	-	263,745	305,308	-	May-12
Caballito –Ferro plot of land	36,890	-	74,267	111,157	-	111,157	-	264,747	375,904	-	Nov-97
Annexed to Dot plot of land	1,980	-	-	1,980	-	1,980	-	2,207	4,187	-	Feb-17
Mendoza plot of land	3,375	-	-	3,375	-	3,375	-	2,663	6,038	-	Dec-16
Intercontinental Tower B plot of land	90,584	-	-	90,584	-	90,584	-	260,496	351,080	-	Dec-14
Mendoza Av Este 2992 plot of land	-	-	26,406	26,406	-	26,406	-	9,638	36,044	-	Mar-18
La Plata plot of land	154,125	-	-	154,125	-	154,125	-	63,937	218,062	-	Mar-18
Undeveloped parcels of land	352,807	-	100,375	453,182	-	453,182	-	1,941,395	2,394,577
Properties under development
PH Office Park	31,166	-	815,732	31,166	815,732	846,898	38,036	697,669	1,582,603	-	Nov-06
Alto Palermo Shopping annex	36,578	-	32,487	36,578	32,487	69,065	-	115,638	184,703	-	Jun-06
Phillips building	-	-	7,266	-	7,266	7,266	-	-	7,266	-	Jun-17
Alto Avellaneda	-	-	36,283	-	36,283	36,283	-	-	36,283	-	Dec-97
Mendoza Plaza	-	-	30,339	-	30,339	30,339	-	-	30,339	Jan-18	-
Alto Comahue	-	-	120,033	-	120,033	120,033	-	-	120,033	Apr-17	-
EH UTE	-	-	39,292	-	39,292	39,292	-	-	39,292	Sep-17	-
Properties under development	67,744	-	1,081,432	67,744	1,081,432	1,149,176	38,036	813,307	2,000,519
Others
DirecTV Arena stadium	-	-	106,795	-	106,795	106,795	-	45,580	152,375	-	Feb-18
Others	-	-	106,795	-	106,795	106,795	-	45,580	152,375
Total	1,737,576	3,392,368	2,286,425	1,837,950	5,578,419	7,416,369	57,625	46,580,817	54,054,811

(1)
All invesment properties are located in Argentina.
(2)
See note 10 to our Audited Financial Statements for the roll forward on the fair value of investment properties.
(3)
Encumbrance antichresis.