Form 20-F
period 2019-06-30
IRSA PROPIEDADES COMERCIALES S.A.
filed 2019-10-31
CIK 1128173

United States
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

 For the fiscal year ended June 30, 2019

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

(C1091AAQ) Moreno 877, 22nd Floor
Ciudad Autónoma de Buenos Aires, Argentina
(Address of principal executive offices)

Matías Ivan Gaivironsky – Chief Financial and Administrative Officer
Tel (+ 54 11) 4323 7449; ir@irsacp.com.ar
Moreno 877, 24th Floor, (C1091AAQ) Ciudad Autónoma de Buenos Aires, Argentina
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
American Depositary Shares (ADSs), each representing four shares of Common Stock	IRCP	Nasdaq National Market of the Nasdaq Stock Market
Common Stock, par value Ps.1.00 per share		Nasdaq National Market of the Nasdaq Stock Market*
* Not for trading, but only in connection with the registration of American Depositary Shares pursuant to the requirements of the Securities and Exchange Commission.

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of the issuer’s common stock as of June 30, 2019: 126,014,050

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act:
☐ Yes x No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15 (d) of the Securities Exchange Act of 1934.
 x Yes ☐ No
Note: Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(a) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
x Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).
  x Yes  ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer oran emerging growth company.See definition of “large accelerated filer,” “accelerated filer” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

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

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board x	Other ☐

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

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by the court.
Yes ☐         No ☐

Please send copies of notices and communications from the Securities and Exchange Commission to:

Carolina Zang	David Williams
Jaime Mercado
Zang Bergel & Viñes Abogados	Simpson Thacher & Bartlett LLP
Florida 537 piso 18º C1005AAK Ciudad Autónoma de Buenos Aires, Argentina.	425 Lexington Avenue New York, NY 10017

Table of Contents

IRSA Propiedades Comerciales S.A.

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

This annual report includes forward-looking statements, principally under the captions “Item 3. Key information - (d). Risk Factors”, “Item 4. Information on the Company” and “Item 5. Operating and Financial Review and Prospects”. We have based these forward-looking statements largely on our current beliefs, expectations and projections about future events and financial trends affecting our business. Many important factors, in addition to those discussed elsewhere in this annual report, could cause our actual results to differ substantially from those anticipated in our forward-looking statements, including, among other things:

●
changes in general economic, financial, business, political, legal, social or other conditions in Argentina, Latin America or other developed, or emerging markets;

●
changes in capital markets in general that may affect policies or attitudes toward lending to or investing in Argentina or Argentine companies, including volatility in domestic and international financial markets;

●
inflation and deflation;

●
fluctuations in prevailing interest rates;

●
increases in financing costs or our inability to obtain additional financing on attractive terms, which may limit our ability to fund existing operations and to finance new activities;

●
current and future government regulation and changes in applicable law or in its interpretation by Argentine courts;

●
fluctuations in real estate market prices;

●
adverse legal or regulatory disputes or proceedings;

●
fluctuations in the aggregate principal amount and default of Argentine public debt;

●
government intervention in the private sector and in the economy, including through nationalization, expropriation, labor regulation or other actions;

●
restrictions on the transfer of foreign currency and other exchange controls;

●
increased competition in the shopping mall sector, office or other commercial properties and related industries;

●
potential loss of significant tenants at our shopping malls, offices or other commercial properties;

●
our ability to take advantage of opportunities in the real estate market of Argentina on a timely basis;

●
restrictions on the supply of electric energy or fluctuations in the price of utilities in the Argentine market;

●
our ability to meet our debt obligations;

●
shifts in consumer purchasing habits and trends;

●
technological changes and our potential inability to implement new technologies;

●
deterioration in, national, regional or global business and economic conditions;

●
incidents of government corruption that adversely impact the development of our real estate projects;

●
fluctuations in the exchange rate of the peso, and the U.S. dollar against other currencies; and

●
the risk factors discussed under “Item 3. Key Information - (d.) Risk Factors.”

  i

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

Available information

We file annual and current reports and other information with the United States Securities and Exchange Commission, or “SEC.” You may read and copy any document we file with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. The SEC also maintains a website at http://www.sec.gov that contains reports and other information regarding issuers that file electronically with the SEC. The information contained on this website does not form part of this annual report.

You may obtain a copy of these filings at no cost by writing to us at: Moreno 877, 22nd Floor, City of Buenos Aires (C1091AAQ), Argentina or telephoning us at +54 (11) 4344-4600.

PRESENTATION OF FINANCIAL AND CERTAIN OTHER INFORMATION

In this annual report, references to “IRSA CP,” “we,” “our,” “us” or the “Company” means IRSA Propiedades Comerciales S.A. and its consolidated subsidiaries, unless the context otherwise requires, or where we make clear that such term refers only to IRSA Propiedades Comerciales S.A. and not to its subsidiaries.

The terms “Argentine government” and “government” refer to the federal government of Argentina, the term “Central Bank” refers to the Argentine Central Bank (Banco Central de la República Argentina) and the term “CNV” refers to the Argentine National Securities Commission (Comisión Nacional de Valores). In this annual report, when we refer to “Peso,” “Pesos” or “Ps.” we mean Argentine pesos, the legal currency of Argentina; when we refer to “U.S. dollar,” “U.S. dollars” or “US$” we mean United States dollars, the legal currency of the United States.

Financial Statements

We prepare and maintain our financial statements in pesos and in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”) and the rules and regulations of the CNV approved by General Resolution No. 622/2013, as amended from time to time (the “CNV Rules”). Our fiscal year begins on July 1 and ends on June 30 of each year. We prepared our audited consolidated financial statements as of June 30, 2019 and 2018 for the fiscal years ended June 30, 2019, 2018 and 2017 (our “Audited Consolidated Financial Statements”). Our Audited Consolidated Financial Statements have been audited by Price Waterhouse & Co S.R.L. City of Buenos Aires, Argentina, member of PriceWaterhouseCoopers International Limited, an independent registered public accounting firm whose report is included herein.

Functional and Presentation Currency

The information included in the Consolidated Financial Statements has been recorded in the functional currency of the Company. Our functional and presentation currency is the Argentine Peso, and accordingly our Audited Consolidated Financial Statements included in this annual report are presented in Argentine Pesos.

Pursuant to IAS 29 “Financial Reporting in Hyperinflationary Economies”, the financial statements of an entity whose functional currency is that of a hyperinflationary economy should be measured in terms of the measuring unit current as of the date of the financial statements, regardless of whether they are based on the historical cost method or the current cost method. This requirement also encompasses preparation of the comparative information of periods presented in the financial statements.

In order to conclude that an economy is categorized as highly inflationary, IAS 29 outlines a series of factors to be considered, including the existence of an accumulated inflation rate in three years that is approximate or exceeds 100%. As of July 1, 2018, Argentina reported a cumulative three-year inflation rate greater than 100% and therefore financial information published as from that date should be adjusted for inflation in accordance with IAS 29. Therefore, the Consolidated Financial Statements and the financial information included in this Annual Report has been stated in terms of the measuring unit current at the end of the reporting year. For more information, see Note 2.1 to our Consolidated Financial Statements.

Effective July 1, 2018, we adopted IFRS 15 “Revenues from contracts with customers” and IFRS 9 “Financial instruments” using the modified retrospective approach, so that the cumulative impact of the adoption was recognized in the retained earnings at the beginning of the fiscal year starting on July 1, 2018, and the comparative figures were consequently not modified.. Accordingly, certain comparisons between periods may be affected. See Note 2.2 to our Audited Consolidated Financial Statements and “Item 5. Operating and Financial Review and Prospects” for a more comprehensive discussion of the effects of the adoption of these new standards.

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

To supplement our Audited Consolidated Financial Statements, which are prepared and presented in accordance with IFRS as issued by the IASB, we use the following non-IFRS financial measures in this annual report:

●
Adjusted Segment EBITDA
●
Segment Net Operating Income or “Segment NOI”

In this section, we provide an explanation of each of our non-IFRS financial measures and their most directly comparable IFRS measures. The presentation of these financial measures is not intended to be considered in isolation or as a substitute for, or superior to, financial information prepared and presented in accordance with IFRS.

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

Adjusted Segment EBITDA and Segment NOI are non-IFRS financial measures that do not have standardized meanings prescribed by IFRS. We present Adjusted Segment EBITDA and Segment NOI because we believe each of these measures provides investors with supplemental measures of our financial performance that may facilitate period-to-period comparisons on a consistent basis. Our management also uses Adjusted Segment EBITDA and Segment NOI, among other measures, for internal planning and performance measurement purposes.

Adjusted Segment EBITDA and Segment NOI should not be construed as an alternative to profit from operations, as an indicator of operating performance or as an alternative to cash flow provided by operating activities, in each case, as determined in accordance with IFRS. Adjusted Segment EBITDA and Segment NOI, as calculated by us, may not be comparable to similarly titled measures reported by other companies.

For more information regarding Adjusted Segment EBITDA and Segment NOI, see “Item 5. Operating and Financial Review and Prospects—A. Business Segment Reporting.”

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

Our functional and presentation currency is the peso, and accordingly our financial statements included in this annual report are presented in pesos. We have translated some of the Peso amounts contained in this annual report into U.S. dollars for convenience purposes only. Unless otherwise specified or otherwise required by the context, the rate used to convert peso amounts to U.S. dollars is the seller exchange rate quoted by Banco de la Nación Argentina of Ps.42.463 per US$1.00 as of June 30, 2019. The average seller exchange rate for the fiscal year 2019, quoted by Banco de la Nación Argentina was Ps.37.9287. The U.S. dollar-equivalent information presented in this annual report is provided solely for convenience and should not be construed as implying that the peso amounts represent, or could have been or could be converted into, U.S. dollars at such rates or at any other rate. The seller exchange rate quoted by Banco de la Nación Argentina was Ps.59.7200 per US$1.00 as of October 30, 2019. See “Item 3. Key Information—Local Exchange Market and Exchange Rates.” and “Item 3. Risk Factors— Continuing inflation may have an adverse effect on the economy and our business, financial condition and the results of our operations”.

Market share data

Information regarding market share in a specified region or area is based on data compiled by us from internal sources and from publications such as Bloomberg, the International Council of Shopping Centers, the Argentine Chamber of Shopping Centers (Cámara Argentina de Shopping Centers), and the INDEC.

Certain measurements

In Argentina the standard measure of area in the real estate market is the square meter (m2), while in the United States and certain other jurisdictions the standard measure of area is the square foot (sq. ft.). All units of area shown in this annual report (e.g., gross leasable area of buildings (“GLA” or “gross leasable area”), and size of undeveloped land) are expressed in terms of square meters (“sqm” and “m2”). One square meter is equal to approximately 10.8 square feet. One hectare is equal to approximately 10,000 square meters and to approximately 2.47 acres.

As used herein, GLA in the case of shopping malls refers to the total leasable area of the property, regardless of our ownership interest in such property (excluding common areas and parking and space occupied by supermarkets, hypermarkets, gas stations and co-owners, except where specifically stated).

Rounding adjustments

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

ITEM 2. Offer Statistics and Expected Timetable

This item is not applicable.

ITEM 3. Key Information

A. Selected consolidated financial data

The following table presents our summary consolidated financial data and other information as of June 30, 2019 and 2018 and for the years ended June 30, 2019, 2018 and 2017. This data is qualified in its entirety by reference to, and should be read together with, our financial statements included in this annual report and the notes thereto, and “Item 5. Operating Financial Review and Prospects”. The summary financial data as of June 30, 2017, 2016 and 2015 and for the years ended June 30, 2016 and 2015 have not been presented as these cannot be provided on a restated basis without unreasonable effort or expense.

We prepared our Audited Consolidated Financial Statements in Pesos and in accordance with IFRS, as issued by the IASB, and the rules of the CNV. The summary consolidated statement of comprehensive income and cash flow data for the fiscal years 2019, 2018 and 2017 and the summary consolidated statement of financial position data as of June 30, 2019 and 2018 have been derived from our Audited Consolidated Financial Statements included in this annual report. Our Audited Consolidated Financial Statements have been audited by Price Waterhouse & Co. S.R.L., an independent registered public accounting firm whose report is also included herein.

We have determined that, as of July 1, 2018, the Argentine economy qualifies as hyperinflationary economy according to IAS 29. IAS 29 requires that the financial statements of an entity whose functional currency is one of a hyperinflationary economy be expressed in terms of the current unit of measurement at the closing date of the reporting period, regardless of whether they are based on the historical cost method or the current cost method. To do so, in general terms, the inflation produced from the date of acquisition or from the revaluation date, as applicable, must be calculated in the non-monetary items. This requirement also includes the comparative information of the financial statements.

In order to conclude on whether an economy is categorized as hyperinflationary in the terms of IAS 29, the standard details a series of factors to be considered, including the existence of a cumulative inflation rate in three years that approximates or exceeds 100%. It is for this reason that, in accordance with IAS 29, Argentina must be considered a hyper-inflationary economy starting July 1, 2018.

In addition, Law No. 27,468 (published in the Official Gazette on December 4, 2018), amended Section 10 of Law No. 23,928, as amended, and established that the derogation of all the laws or regulations imposing or authorizing price indexation, monetary restatement, cost variation or any other method for strengthening debts, taxes, prices or rates of goods, works or services, does not extend to financial statements, as to which the provisions of Section 62 of the General Companies Law No. 19,550 (1984 revision), as amended, shall continue to apply. Moreover, the referred law repealed Decree No. 1269/2002 dated July 16, 2002, as amended, and delegated to the Argentine Executive Branch the power to establish, through its controlling agencies, the effective date of the referred provisions in connection with the financial statements filed with it. Therefore, under General Resolution 777/2018 (published in the Official Gazette on December 28, 2018) the Argentine Securities Commission (CNV) ordered that issuers subject to its supervision shall apply the inflation adjustment to reflect the financial statements in terms of the current measuring unit set forth in IAS 29 in their annual, interim and special financial statements closed on or after December 31, 2018. Thus, these financial statements have been reported in terms of the measuring unit current as of June 30, 2019 accordingly to IAS 29.

Pursuant to IAS 29, the financial statements of an entity whose functional currency is that of a high inflationary economy should be reported in terms of the measuring unit current as of the date of the financial statements. All the amounts included in the statement of financial position which are not stated in terms of the measuring unit current as of the date of the financial statements should be restated applying the general price index. All items in the statement of income should be stated in terms of the measuring unit current as of the date of the financial statements, applying the changes in the general price index occurred from the date on which the revenues and expenses were originally recognized in the financial statements.

We have translated Peso amounts into U.S. dollars at the seller exchange rate as of June 30, 2019, quoted by the Banco de la Nación Argentina, which was Ps. 42.463 per US$1.00. The average of the seller exchange rate for the fiscal year 2019, quoted by Banco de la Nación Argentina was Ps. 37.929. We make no representation that these Peso or U.S. dollar amounts actually represent, could have been or could be converted into U.S. dollars at the rates indicated, at any particular rate or at all. See “—A.1. Local Exchange Market and Exchange Rates” and “Item 3. Risk Factors— Continuing inflation may have an adverse effect on the economy and our business, financial condition and the results of our operations”.

	For the fiscal year ended June 30,
	2019	2019	2018	2017
	(US$)(1)(2)	(Ps.)(1)
	(in thousands, except per share data)(1)
CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
Income from sales, rents and services	178,390	7,574,995	7,823,316	7,994,307
Income from expenses and collective promotion fund	61,127	2,595,617	3,071,335	3,281,061
Operating costs	(80,491)	(3,417,885)	(3,820,961)	(4,187,323)
Gross profit	159,026	6,752,727	7,073,690	7,088,045
Net (loss)/ gain from fair value adjustments of investment properties	(609,073)	(25,863,064)	9,493,115	(5,854,423)
General and administrative expenses	(21,899)	(929,913)	(767,340)	(717,637)
Selling expenses	(10,653)	(452,341)	(526,408)	(508,806)
Other operating results, net	(5,666)	(240,587)	128,502	(24,113)
(Loss)/ profit from operations	(488,265)	(20,733,178)	15,401,559	(16,934)
Share of (loss)/ profit of associates and joint ventures	(9,523)	(404,381)	620,880	265,747
(Loss)/ profit from operations before financing and taxation	(497,788)	(21,137,559)	16,022,439	248,813
Finance income	1,941	82,440	344,126	281,707
Finance cost	(52,594)	(2,233,316)	(1,691,975)	(1,646,456)
Inflation adjustment	(7,556)	(320,863)	(784,603)	(172,075)
Other financial results	27,716	1,176,925	(4,224,524)	464,553
Financial results, net	(30,493)	(1,294,814)	(6,356,976)	(1,072,271)
(Loss)/ profit before income tax	(528,280)	(22,432,373)	9,665,463	(823,458)
Income tax expense	101,139	4,294,652	4,571,920	410,455
Total (loss)/profit for the year	(427,142)	(18,137,721)	14,237,383	(413,003)
Total comprehensive (loss)/ income for the year	(427,142)	(18,137,721)	14,237,383	(413,003)
Attributable to:
Equity holders of the parent	(424,665)	(18,032,555)	13,730,576	(365,758)
Non-controlling interest	(2,477)	(105,166)	506,807	(47,245)
(Loss)/ profit per common share attributable to equity holders of the parent for the year:
Basic	(3.37)	(143.10)	108.9	(2.90)
Diluted	(3.37)	(143.10)	108.9	(2.90)
CASH FLOW DATA
Net cash generated from operating activities	92,075	3,909,790	4,915,617	5,873,637
Net cash used in investing activities	(81,693)	(3,468,920)	(6,805,588)	(158,770)
Net cash (used in) generated from financing activities	(43,357)	(1,841,068)	3,469,869	(2,151,535)
Net (decrease) increase in cash and cash equivalents	(32,975)	(1,400,198)	1,579,898	3,563,332

	For the fiscal years ended June 30,
	2019	2019	2018
	(US$)(1)(2)	(Ps.)(1)
	(in thousands)(1)
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
Assets
Non-current assets:
Investment properties	1,420,677	60,326,206	84,323,289
Property, plant and equipment	7,826	332,300	314,659
Trading properties	2,921	124,021	213,147
Intangible assets	9,556	405,770	469,857
Investment in associates and joint ventures	37,838	1,606,716	2,424,999
Deferred income tax assets	1,695	71,971	78,112
Income tax credit	202	8,586	243,763
Trade and other receivables	11,479	487,435	1,485,744
Investments in financial assets	10,597	449,988	64,240
Total non-current assets	1,502,790	63,812,993	89,617,810
Current assets:
Trading properties	26	1,110	1,161
Inventories	681	28,924	38,711
Restricted asset	-	-	-
Derivative financial instruments	132	5,612	73,679
Income tax credit	1,501	63,728	67,315
Trade and other receivables	160,487	6,814,744	2,754,427
Investments in financial assets	143,012	6,072,739	7,986,041
Cash and cash equivalents	98,886	4,198,987	5,667,727
Total current assets	404,725	17,185,844	16,589,061
Total assets	1,907,516	80,998,837	106,206,871
Shareholders’ equity
Shareholders’ equity attributable to equity holders of the parent	905,144	38,435,146	57,207,124
Non-controlling interest	51,286	2,177,752	2,244,444
Total shareholders’ equity	956,430	40,612,898	59,451,568
Liabilities
Non-current liabilities:
Trade and other payables	20,253	860,013	956,341
Borrowings	524,493	22,271,559	23,900,248
Deferred income tax liabilities	309,467	13,140,903	17,809,904
Provisions	1,033	43,879	19,067
Derivative financial instruments	325	13,804	-
Total non-current liabilities	855,572	36,330,158	42,685,560
Current liabilities:
Trade and other payables	59,212	2,514,326	3,095,227
Income tax liabilities	352	14,960	71,655
Payroll and social security liabilities	5,122	217,461	286,761
Derivative financial instruments	319	13,553	72,671
Borrowings	29,660	1,259,464	475,246
Provisions	848	36,017	68,183
Total current liabilities	95,513	4,055,781	4,069,743
Total liabilities	951,085	40,385,939	46,755,303
Total shareholders’ equity and liabilities	1,907,516	80,998,837	106,206,871

	As of the fiscal years ended June 30,
	2019	2019	2018
	(US$)(1)(2)	(Ps.)(1)
	(except for number of shares, per share and ADS data and ratios) (in thousand)
OTHER INFORMATION
Basic net income per ADS	(13.47)	(572.00)	436.00
Diluted net income per ADS	(13.47)	(572.00)	436.00
Dividends per share	(0.13)	(5.59)	(10.19)
Dividends per ADS	(0.53)	(22.38)	(40.74)
Number of shares outstanding	126.014,050	126,014,050	126,014,050
Capital stock	2,968	126,014	126,014
Depreciation and amortization	3,201	135,929	118,025
Capital expenditures (3)	(109,530)	(4,650,980)	(2,354,894)
Working capital	309,212	13,130,063	12,519,318
Ratio of current assets to current liabilities	4.24	4.24	4.08
Ratio of shareholders’ equity to total liabilities	1.01	1.01	1.27
Ratio of non-current assets to total assets	0.79	0.79	0.84

(1) Totals may not sum due to rounding.
(2) We have translated Peso amounts into U.S. dollars at the seller exchange rate as of June 30, 2019, quoted by the Banco de la Nación Argentina, which was Ps.42.463 per US$1.00. The average of the seller exchange rate for the fiscal year 2019, quoted by Banco de la Nación Argentina was Ps. 37.929. We make no representation that these Peso or U.S. dollar amounts actually represent, could have been or could be converted into U.S. dollars at the rates indicated, at any particular rate or at all. See “—Local Exchange Market and Exchange Rates.”
(3) We define capital expenditure as the cash used in the acquisition of investment properties and property, plant and equipment plus the advanced payments for investment properties and property, plant and equipment acquisitions.

A.1. Local Exchange Market and Exchange Rates

In the period from 2001 to 2015, the Argentine government established a series of exchange control measures that restricted the free flow of currency and the transfer of funds abroad. By 2011, these measures had significantly curtailed access to the foreign exchange market Mercado Único y Libre de Cambios (“MULC”) by both individuals and private sector entities. This made it necessary, among other things, to obtain prior approval from the Banco Central de la República Argentina (the “Central Bank”) to enter into certain foreign exchange transactions such as payments relating to royalties, services or fees payable to related parties of Argentine companies outside Argentina. With the change of government and political environment, in December 2015, one of the first measures taken by the Argentine government was to lift the main restrictions that limited access to individuals and legal entities to the MULC. Despite this, as of September 1, 2019, the Argentine government and the Central Bank implemented new exchange controls and restrictions that limited access to individuals and legal entities to the MULC. For more information about exchange controls see, “Item 10. Additional Information—D. Exchange Controls”.

 The following table shows the maximum, minimum, average and closing exchange rates for each applicable period to purchases of U.S. dollars.

	Maximum(1)(2)	Minimum(1)(3)	Average(1)(4)	At closing(1)
Fiscal year ended:
June 30, 2017	16.5800	14.5100	15.4017	16.5800
June 30, 2018	28.8000	16.7500	19.4388	28.8000
June 30, 2019	45.8700	27.1600	37.8373	42.3630
Month ended:
April 30, 2019	45.8700	41.5200	43.1629	44.0500
May 31, 2019	45.2300	44.3400	44.7773	44.6600
June 30, 2019	44.8300	42.2800	43.6307	42.3630
July 31, 2019	43.8300	41.5000	42.4800	43.7800
August 31, 2019	60.3000	44.2600	52.4914	59.4100
September 30, 2019	57.4900	55.7200	56.3633	57.4900
October (through October 30, 2019)	59.9000	57.4000	58.3865	59.6200
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

We depend on macroeconomic and political conditions in Argentina.

Our operations are affected by the prevailing macroeconomic, regulatory, social and political conditions in Argentina. As of the date of this annual report, all of our operations, property and customers are located in Argentina. Our results of operations may be affected by fluctuations in the rate of inflation and in the exchange rate of the peso against other currencies, especially the U.S. dollar, in interest rate variations that impact our cost of capital, changes in government policies, capital controls and other political or economic developments both internationally or in Argentina that affect the country.

The Argentine economy has experienced significant volatility in recent decades, characterized by periods of low or negative gross domestic growth (“GDP”) growth, high and variable levels of inflation and currency devaluation. The economy has experienced high rates of inflation and GDP growth has been sluggish in the last few years. In July 2019, the monthly economic activity estimator (“EMAE”) informed by the Argentine Statistics and Census Agency (“INDEC”), registered a variation of 0.6% compared to the same month of 2018. Regarding May, it experienced a lower 8.8% level. The survey of market expectations prepared by the Central Bank, called “Relevamiento de Expectativas de Mercado”, estimates an inflation of 54.9% for 2019. Regarding GDP, it is estimated at (2.5%) for 2019 and with expectations that the economic activity will contract 1.1% during 2020. The Argentine economy continues to confront high rates of inflation and has an increasing need for capital investment, with many sectors, particularly the energy sector.

In March 2014, the Argentine Government announced a new method for calculating GDP recommended by the international monetary fund (“IMF”), changing the base year to 2004 from 1993, among other measures. As a result, GDP informed by the INDEC was 2.5% in 2015, (2.1)% in 2016, 2.7% in 2017 and (6.1)% in 2018. Preliminary estimate GDP for the second quarter of 2019, shows a decrease of (3.7)% compared to the same period of the previous year and is 12.8% higher than in the first quarter of 2019. According to the World Economic Outlook report published by the IMF in July 2019, the Argentina’s economy recover in 2020 is now projected to be more modest than the forecasted. According to the IMF, the primary deficit of 2019 is expected to be 0.3% of GDP.

In 2017, the Minister of the Treasury announced fiscal targets for the period 2017-2019 setting a primary deficit target of 4.2% of GDP for 2017, 3.2% for 2018 and 2.2% for 2019. In 2018, Minister of the Treasury lowered the primary deficit target for 2018 to 2.7% of GDP in an effort to achieve a balanced budget by 2019. In June 2018, the Argentine Government entered into a 36-month Stand-By Agreement for US$50,000 million, which was approved by the IMF Executive Board on June 20, 2018. On September 3, 2018, the Ministry of the Treasury adjusted the primary fiscal deficit target to 2.6% of GDP in 2018, a balanced budget in 2019 and a primary fiscal surplus of 1.0% of GDP in 2020. In January 2019, the Minister of the Treasury announced the over-achievement of the goal of the primary fiscal deficit to 2.4% of GDP in 2018.

In September 2018, the Central Bank announced a new monetary policy outline aimed at reducing inflation by adopting the following measures: (i) no increase of the monetary base level; (ii) maintenance of the monetary policy rate at 60% until inflation decelerates; and (iii) implementation of an exchange rate free-floating system with intervention targets for the U.S. dollar to maintain the maximum or minimum levels of the non-intervention zone. Nevertheless, in the last months and after a new depreciation of the peso and rising of inflation, the government started to intervene in the exchange market in order to maintain the exchange rates for the U.S. dollar and increased the monetary policy, regardless of the agreement established in June with the IMF to maintain the monetary base at 0% until December. As a consequence, since September 2018 economic activity was adversely affected by the increase in interest rate in order to counteract the depreciation of the peso. As of October 30, 2019, the monetary policy rate was 68.002%. However, from October 2018 through October 2019, the peso depreciated 51% against the U.S. dollar.

In terms of the social environment, the percentage of people below the poverty line was 32% for the second semester of 2018 and the unemployment rate was 10.6% for the second quarter of 2019. Specifically, during 2001 and 2002, Argentina experienced a period of severe political, economic and social crisis, which caused a significant economic contraction and led to radical changes in government policies. Among other consequences, the crisis resulted in Argentina defaulting on its foreign debt obligations, introducing emergency measures and numerous changes in economic policies that affected the utility companies and many other sectors of the economy, and suffering a significant devaluation of the peso, which in turn caused numerous Argentine private sector debtors with foreign currency exposure to default on their outstanding debt. The ongoing economic slowdown suggests uncertainty as to whether the economic growth experienced in the past decade is sustainable. This is mainly because economic growth was initially dependent on a significant devaluation of the Argentine peso, excess production capacity resulting from a long period of deep recession and high commodity prices. Furthermore, the economy has suffered a sustained erosion of direct investment and capital investment.

A decline in Argentine economic growth or an increase in economic instability could adversely affect our business, financial condition or results of operations. Higher rates of inflation, any decline in GDP growth rates and/or other future economic, social and political developments in Argentina, fluctuations in the rate of exchange of the peso against other currencies, and a decline in consumer confidence or foreign direct investment, among other factors, may materially and adversely affect the development of the Argentine economy which could adversely affect our business, financial condition and results of operations.

We cannot predict the effect that the measures and changes in economic policies, laws and regulations adopted during the last years by Argentine Government may have on the Argentine economy

During the last administration, several significant changes in economic policies, laws and regulations to the Argentine economy have been adopted and many measures and interventions have been implemented, which are highlighted below:

-  INDEC reforms. The INDEC implemented certain methodological reforms and adjusted certain macroeconomic statistics on the basis of these reforms. As a result, in November 2016, the IMF lifted the existing censure on Argentina regarding these data. Since June 2017, the INDEC has been publishing revised CPI figures based on statistical information from 39 cities in Argentina.

-  Agreement with holdout bondholders. The Argentine Government settled claims with substantially all of the holdout bondholders who had not previously participated in Argentina’s sovereign debt restructurings (in terms of claims) and regained access to the international capital markets, issuing several new series of sovereign bonds.

-  Foreign trade reforms. The Argentine Government eliminated export duties on wheat, corn, beef and regional products, and announced a gradual reduction of the duty on soybeans, beans, flour and soybean oil. In addition, export duty on most industrial exports and export duties on mining was eliminated. With respect to payments for imports of goods and services, the Argentine Government established a duty of 12% on the export of goods and services included in MERCOSUR’s Common Nomenclature, setting a limit of the taxable amount.

-  National electricity state of emergency and reforms. Following years of minimal investment in the energy sector, exacerbated by the Argentine Government’s failure to implement tariff increases on electricity and natural gas since the 2001 2002 economic crisis, Argentina began to experience energy shortages in 2011. In response to the growing energy crisis, the Argentine Government announced the elimination of a portion of energy subsidies then in effect and implemented a substantial increase in electricity tariffs. As a result, average electricity prices increased substantially and could increase further in the future.

-   Tax Amnesty Law. In July 2016, the Régimen de Sinceramiento Fiscal, or “Tax Amnesty Law,” was introduced to promote the voluntary disclosure of undeclared assets by Argentine residents. The Tax Amnesty Law allowed Argentine tax residents holding undeclared funds or assets located in Argentina or abroad to (i) declare such property prior to March 31, 2017 without facing prosecution for tax evasion or being required to pay past due tax liabilities on those assets, if they could provide evidence that the assets     were held as of certain specified cut-off dates, and (ii) keep the declared property outside Argentina and not repatriate such property to Argentina. On April 4, 2017, the Minister of Finance announced that as a result of the Tax Amnesty Law, assets totaling US$116,800 million were declared.

-  Retiree Program. On June 29, 2016, the Argentine Congress enacted the Historical Reparation Program for Retirees and Pensioners (Programa de Reparación Histórica para Jubilados y Pensionados). The main aspects of this Program, designed to reform social security policies to comply with Supreme Court decisions, include (i) payments to more than two million retirees and retroactive compensation of more than 300,000 retirees and (ii) creation of a universal pension for senior citizens, which guarantees a pension for all people over 65 years of age who would not otherwise be eligible to retire with a pension. The Historical Reparation Program for Retirees and Pensioners will provide retroactive compensation to retirees for a total amount of more than Ps.47,000 million and expenses of up to Ps.75,000 million to cover all potential beneficiaries.

-
Increase in transportation fares. In January 2019, the Argentine Government announced an increase in public transport fares in the Greater Buenos Aires area effective as of January 12, 2019.

-
Correction of monetary imbalances. The Argentine Government announced the adoption of an inflation targeting regime in parallel with the floating exchange rate regime and set inflation targets for the past four years. The Central Bank has increased the use of stabilization policies to reduce excess monetary imbalances and increased peso interest rates to offset inflationary pressure. However, according to the INDEC, cumulative inflation from January to August of 2019 the inflation accumulated was 30% and compared to August 2018, the increased was of 54.5%.

-
Pension system reform. In December 2017, the Argentine Congress enacted the Pension Reform Law which, among other amendments, adjusted the values of pensions and social benefits in accordance with inflation and economic growth. Social security payments are subject to quarterly adjustments each year. 70% of the quarterly adjustment will be based on the CPI published by the INDEC and 30% on the variation in the Remuneración Imponible Promedio de los Trabajadores Estables (an index published by the Ministry of Labor that measures the salary increases of state employees). On March 1, 2019, the Argentine Government announced a 46% increase for universal child allowance and on May 31, 2019 announced an additional increase of 10.74% applicable as of June 2019. The Pension Reform Law also amended the Labor Law to extend the age at which private sector employers may request the retirement of employees to 70 years of age (compared to 65 years under the prior regime). Notwithstanding the foregoing, public sector employees may still request pension benefits from the ages of 65 and 60 for male and female employees, respectively.

-
Tax reform. In December 2017, the Argentine Congress approved the tax reform law. The reform was intended to eliminate certain inefficiencies in the Argentine tax regime, diminish tax evasion, expand the tax base and encourage investment, with the long-term goal of restoring fiscal balance. The main aspects of the tax reform included the following: (i) capital gains on real estate sales by Argentine tax residents (subject to certain exceptions, including a primary residence exemption) acquired after enactment of the tax reform will be subject to a tax of 15%; (ii) gains on currently exempt bank deposits and sales of securities (including sovereign bonds) by Argentine tax residents are subject to a tax of (a) 5% in the case of those denominated in pesos, subject to fixed interest rate and not indexed, and (b) 15% for those denominated in a foreign currency or indexed; (iii) gains on sales of shares listed on a stock exchange remain exempt; (iv) corporate income tax will decline to 30% for fiscal years commencing after January 1, 2018 through December 31, 2019, inclusive, and to 25% for fiscal years commencing after January 1, 2020, inclusive; (v) social security contributions will be gradually increased to 19.5% starting in 2022, in lieu of the differential scales currently in effect; and (vi) the percentage of tax on debits and credits that can be credited to income tax will be gradually increased over a five-year period. The tax reform was to be implemented over a period of one to five years (depending on each modification).

-
Corporate Criminal Liability Law. In November 2017, the Argentine Congress approved Law No. 27,401, which establishes a system of criminal liability of corporate entities for criminal offenses against public administration and national and cross-border bribery committed by, among others, its shareholders, attorneys-in-fact, directors, managers, employees, or representatives. Convicted legal persons are subject to various sanctions including a fine of between 1% and 20% of its annual gross revenue and the partial or total suspension of its activities for up to ten years. In addition, the law expands the national criminal jurisdiction to all cases of bribery including those committed outside the Argentine territory by citizens or companies with domicile or headquartered in Argentina. Likewise, through Resolution No. 27/2018, the Ministry of Justice and Human Rights established new integrity guidelines through a “technical guide” for better compliance by companies to the provisions of articles 22 and 23 of Law No. 27,401.

-
Public-Private Participation Law. In November 2016, the Public-Private Participation Law was passed by the Argentine Congress, and has been regulated by Decree No. 118/2017. This new regime seeks to replace existing regulatory frameworks (Decrees No. 1,299/00 and 967/05) and supports the use of public-private partnerships for a wide variety of purposes including the design, construction, extension, improvement, provision, exploitation and/or operation and financing of infrastructure development, provision of public services, provision of productive services, investments, applied research, technological innovation and otherassociated services. The Public-Private Participation Law also includes protection mechanisms in favor of the private sector (contractors and lenders) in order to promote the development of these partnerships. Nevertheless, in December 2018, the ArgentineGovernment announced that, as a result of the high financing costs of the Public-Private Participation projects, no calls for bids will be made under this Program for the following months. This does not imply the suspension of public works, but rather that financing must be obtained through private entities.

-
Productive Financing Law. In May 2018, the Argentine Congress approved Law No. 27,440 called “Ley de Financiamiento Productivo,” which creates a new financing regime for MiPyMEs and modifies Capital Markets Law, Investment Funds Law No. 24,083 and Negotiable Notes Law, among others, and implements certain tax provisions and regulations for derivative financial instruments.

-
Labor reform bill. In November 2017, the Executive Branch submitted a draft labor and social security reform bill to the Argentine Chamber of Senators, intended to formalize employment, decrease labor litigation, generate employment, increase productivity, protect vulnerable populations and improve worker training. As of the date of this annual report, the draft bill has not been considered by the Argentine Congress.

-
Commercial Loyalty Law. In April 2019, by Decree No. 274/2019 the Argentine Government repealed law No. 22,802 and enacted the new Commercial Loyalty Law. Its main objective will be to avoid abuses of dominant positions or possible monopolistic behavior of large companies. The Argentine Government will have increased powers to sanction unfair or anti-competitive behavior, and to protect Argentine companies, mainly, MiPyMEs.

-
Fiscal consensus and fiscal liability. In December 2017, the Argentine Congress enacted the “Fiscal Pact”, also known as the “Fiscal Consensus.” The Fiscal Consensus includes a commitment to lower distortive taxes by 1.5% of GDP over the next five years, a withdrawal of lawsuits by provincial governments against the Argentine Government and a Ps.21,000 million payment to the Province of Buenos Aires for the year 2018 (which amount shall be increased over the next five years) as a partial and progressive solution to a long-standing conflict related to the Buenos Aires Metropolitan Area Fund (Fondo del Conurbano Bonaerense). The Fiscal Consensus also set the basis for other policy reforms that were implemented in December 2017, such as the tax reform, the pension system reform and the Fiscal Responsibility Law (Ley de Responsabilidad Fiscal).

 -
IMF Stand-By Agreement. In June 2018, the Argentine Government and the IMF announced the agreement that set up the IMF stand-by loan to Argentina for an initial loan of up to US$ 50,000 million dollars for a maximum 3 year-term (“Stand-By Agreement”). This agreement was approved by the IMF Executive Board on June 20, 2018, together with the fiscal and economic plan proposed by Argentina. On June 21, 2018 the IMF made a first disbursement of US$ 15,000 million, with the purpose of making Argentina´s financial, exchange and fiscal stronger. On October 26, 2018, the IMF Executive Board completed the first review of Argentina’s economic performance under the 36 month Stand-By Agreement and granted a second disbursement for US$ 5,631 million. The Executive Board also approved an increase of the Stand-By Agreement which increases disbursements for up to approximately US$ 56,300 million. During December 2018, IMF made a third disbursement of US$ 7,600 million, and on April 2019 made the fourth disbursement of US$ 10,835 million. On June 2019, the Executive Board approved a fifth disbursement of US$ 5,400 million, bringing total disbursements since June to date to approximately US$ 44,100 million. Following these disbursements Argentina’s foreign currency reserves reached US$ 68,732.2 million. Recent developments have prompted the IMF to withhold the disbursement of funds initially scheduled for September 2019 .

-
Measures around the IMF Stand-By Agreement. At the beginning of September 2018, the Argentine Government announced a series of measures in connection with the Stand-By Agreement, with a focus on changes of fiscal policy, aimed at a reduction of public spending and an increase in pubic revenues, with a goal to achieve zero deficit on 2019. The government also implemented changes in monetary policy, reducing the amount of pesos to be issued, thus easing pressure on the foreign currency market and on inflation. In terms of fiscal policy, the government also reinstated wheat and corn export duties, and a duty for all other exports. The Argentine Government also announced the suspension of the gradual decline of the income tax rate and the increase of controls over the informal economy with the objective of expanding the tax base, with a goal to achieve zero deficit in 2019. The government also extended the price control scheme known as “Precios Cuidados” and increased social spending allocated to universal credit programs such as universal child allowance (asignación universal por hijo)by 0.2% of GDP. A reshuffling of ministries also took place, resulting in more than ten ministries being downgraded to state secretariats, the removal of two deputy chiefs of staff, and a freeze on hiring.

-
Budget bill for the fiscal year 2020. In September 2019, the Minister of the Treasury sent to Argentine Congress their estimated projections about next year’s economy as part of the the Public Budget law for the fiscal year 2020. Its main tenets are: (i) 1% surplus of the GDP, an increase in revenue of 47% and an increase in expenditures of 36%; (ii) 34% inflation by December (43% average); (iii) exchange rate of Ps.75 per US$1 in December (Ps.67 average) and; (iv) the trade balance will have a surplus of US$16,100 million this year and is expected to raise to US$17,500 million for 2020.

The result of the primary elections held in August 2019 set off a critical negative shockwave in Argentine financial markets and generated economic instability which resulted in the adoption of several measures:

-
Alliviate measures. On August 14, 2019, in order to palliate the effects of the worsening economic situation, the Argentine Government took the following measures: (i) minimum wage increase of 20% and special deductions for retirees and formal employees, together with an increase in the minimum income amount for federal income taxes, now at Ps.55,376 for single filing status and Ps.70.274 for married filing with children; (ii) a deduction of 50% in taxable fees for self-employed workers; (iii) exemption from employee contributions for salaried employees (with a net salary below Ps.60,000) (personal contributions 11% of the net salary) during September and October with a maximum of Ps.2,000 monthly; (iv) exemption from tax contributions for simplified filers (Monotributistas) during September; (v) increase of Ps.1,000 per child during September and October for beneficiaries of the universal child allowance (asignación universal por hijo); (vi) establishment by AFIP of 10-year moratorium for small- and medium-sized companies (as well as for self-employed workers and simplified filers); (vii) 90-day freeze on gas prices. The fiscal cost of this measures reaches Ps.40,000 million.

-
Rate of 0% on the value-added tax of “basic food basket”. By Decree No. 567/2019 published on the Official Gazette on August 16, 2019, the Argentine Government enacted that the sale of items included in the “basic food basket” (canasta básica de alimentos) would be exempt from value added tax to final consumers. The products that are part of this basic food basket are: sunflower oil, corn and mix, rice, sugar, preserved fruits, vegetables and beans, corn flour, wheat flour, eggs, whole milk, skim milk, bread, breadcrumbs, dry pasta, yerba mate, mate cocido, tea, whole yoghurt and non-fat yoghurt. The exemption will be in place until December 31, 2019.

-
New Minister of the Treasury. By Decree No. 581/2019 the Argentine Government accepted Nicolas Dujovne’s resignation as Minister of the Treasury and on August 20, 2019 appointed Jorge Roberto Hernán Lacunza as new minister.

-
Public debt reprofiling. On August 29, 2019 the Executive Branch published Decree No. 598/2019, pursuant to which certain exceptional measures were adopted to relieve tension in the financial and foreign exchange markets. The measures consist in (i) extend payment terms for short term local bonds held by institutional investors and by natural persons acquiting the bonds after July 31, 2019 (who will receive the full payments in a term of 3 and 6 months: 15% on the original maturity date, 25% and 60% on the 3rd and 6th month of the original maturity date, respectively); (ii) proposal to the Argentine Congress of a bill to extend maturity dates of other local bonds, with no reduction on capital or interest; (iii) proposal of an extension of the maturity dates of foreign bonds; (iv) start talks with the IMF after fiscal targets are met, in order to reprofile the payment deadlines and dispel any default risks for 2020 and 2023. The government also announced that natural persons invested in mutual funds which held public short-term bonds affected by the measure would have the same rights as natural persons that held these bonds directly.

-
Exchange control restrictions. The Executive Branch reinstated restrictions on the foreign exchange market through the Emergency Decree No. 609/2019, published in the Official Gazette on September 1, 2019, stating that until December 31, 2019, the foreign currency proceeds from the export of goods and services must be transferred and sold in the Argentine foreign exchange market and the purchase of foreign currency in the Argentine foreign exchange market and its transfer abroad will require prior approval, distinguishing between individuals and legal entities, empowering the Central Bank to enact the relevant regulations in connection thereto. See “—Risks relating to Argentina—Restrictions on transfers of foreign currency and the repatriation of capital from Argentina may impair our ability to pay dividends and distributions.”

We have no control over the implementation of the reforms to the regulatory framework that governs its operations and cannot guarantee that these reforms will be implemented or that they will be implemented in a manner that will benefit our business. The failure of these measures to achieve their intended goals could adversely affect the Argentine economy and our business, financial condition and results of operations. We cannot predict the impact on the economy of these measures taken by the outgoing administration over the short or long term, and we cannot predict or anticipate the effect the maintenance of these measures or the implementation of any new measures on the Argentine economy, or the effects that these may have on the Argentine economy as a whole and in the activities developed by the Company. Either economic liberalization or protectionist policies may be disruptive to the economy and may have an adverse effect on our business, financial condition and results of operations.

In this context, as the date of this annual report, the Argentine economy remains unstable, among others, for the following reasons:

-
a persistent high rate of public spending and substantial fiscal deficit as a percentage of GDP;

-
investments as a percentage of GDP remain low;

-
public debt as a percentage of GDP remains high;

-
inability to pay public debt and reperfilation of debt maturities;

-
the inflation rate remains at high levels;

-
limited access to the international capital markets to obtain financing;

-
agricultural exports, which fueled the economic recovery, have been affected by drought and lower prices than in prior years;

-
fluctuations in international oil prices;

-
the availability of long-term credit to the private sector remains scarce;

-
the current trade deficit is high and could increase;

-
the effects of a restrictive U.S. monetary policy, which could generate an increase in financial costs for Argentina;

-
fluctuations in the Central Bank’s foreign currency reserves;

-
uncertainty with respect to the imposition of exchange and capital controls;

-
exchange controls; and

-
other political, social and economic events abroad that adversely affect the current growth of the Argentine economy.

A further decline in Argentine economic growth or an increase in economic instability could adversely affect our business, financial condition or results of operations. As of the date of this annual report, the impact of the policies and measures adopted by the Argentine Government on the Argentine economy as a whole and on the developer issue sector in particular cannot be predicted. Higher rates of inflation, any decline in GDP growth rates and/or other future economic, social and political developments in Argentina, fluctuations in the rate of exchange of the peso against other currencies, exchange control restrictions, the abrupt fall in the value of sovereign bonds and a decline in consumer confidence or foreign direct investment, among other factors, may materially and adversely affect the development of the Argentine economy which could adversely affect our business, financial condition and results of operations.

Continuing inflation may have an adverse effect on the economy and our business, financial condition and results of operations.

Historically, high rates of inflation have undermined the Argentine economy and the Argentine Government’s ability to foster conditions for stable growth. High rates of inflation may also undermine Argentina’s competitiveness in international markets and adversely affect economic activity and employment, as well as our business, financial condition and results of operations.

According to the INDEC, the CPI increased 24.8% in 2017 and 47.6% in 2018. Regarding to the first nine months of the year 2019, there is a significant decrease with respect to inflation levels of 2018, registering rates of 2.9%, 3.8%, 4.7%, 3.4%, 3.1%, 2.7%, 2.2%, 4% and 5.9% in January, February, March, April, May, June, July and August and September 2019, respectively. Inter-annual inflation at September 2019, compared to the same month of 2018, was 53.5%.

High rates of inflation would also adversely affect economic activity, employment, real salaries, consumption and interest rates. In addition, the dilution of the positive effects of any depreciation of the peso on the export-oriented sectors of the Argentine economy would decrease the level of economic activity in the country. In turn, a portion of the Argentine Government’s outstanding debt is adjusted by the Coeficiente de Estabilización de Referencia (“CER”), a currency index tied to inflation. Therefore, any significant increase in inflation would generate an increase in Argentina’s debt measured in pesos and, consequently, its financial obligations. In addition, if the Central Bank drops out the target of zero growth of the monetary base and validate the rise in prices, it could determine a possible start of a hyperinflationary process.

We cannot assure you that inflation rates will not continue to escalate in the future or that the measures adopted or that may be adopted by the Argentine Government to control inflation will be effective or successful. Inflation remains a significant challenge for Argentina. Significant inflation could have an adverse effect on Argentina’s economy and in turn could increase our costs of operation, in particular labor costs, and may negatively affect our business, financial condition and results of operations. See “—Risks relating to Argentina—We depend on macroeconomic and political conditions in Argentina.”

We cannot assure that certain alliviate measures adopted by the Argentina Government will be effective to control inflation.

In recent years, the Argentine Government has taken certain measures to contain inflation, such as implementing a fair price program that requires supermarkets to offer certain products at a government-determined price, and agreements with workers’ unions to implement salary increases. Additionally, the Argentine Government enacted Law No. 26,991 (the “Supply Law”), which empowers it to intervene in certain markets when it considers that any market participant is trying to impose prices or supply restrictions. The Supply Law provides among others pecuniary sanctions, suspension, seizure of operations, and confiscation of goods. On September 3, 2018, the Argentine Government strengthened even more the “precios cuidados” program and included more basic products and more distribution places throughout the country. In addition, the Undersecretariat of Domestic Trade extended, until April 30, 2019, the effectiveness of the Program to Promote Consumption and the Production of Goods and Services, entitled “AHORA 12,” created by Resolution No. 671/2014 of the Ministry of Economy, the purpose of which is to encourage the demand of goods and services, by granting term credit facilities to users and consumers, for the purchase of goods and services of several sectors of the economy at nationallevel. On April 17, 2019, the Argentine Government announced a package of economic measures to mitigate the effects of inflation that includes: (i) an agreement with several companies in order to maintain the prices of 60 products of the basic basket for six months, (ii) discounts of between 10% and 25% in supermarkets, clothing, lighting, travel and tourism, appliances, white goods and construction materials for people who receive benefits from ANSES, (iii) discounts up to 70% on medicines for universal child allowance beneficiaries, and (iv) a new payment plan to regularize overdue tax debts, with a lower rate and a longer term to cancel them.

After the end of the “precios cuidados” program on September 7, 2019, the Argentine Government announced on September 10, 2019 the renewal of the program until January 7, 2020. This renewal include 553 products (10 more than the last one) and an average increase of 4.66%.

We cannot assure you that inflation rates will not continue to escalate in the future or that the measures adopted or that may be adopted by the Argentine Government to control inflation will be effective or successful. Inflation remains a challenge for Argentina. Significant inflation could have an adverse effect on Argentina’s economy and in turn could increase our costs of operation, in particular labor costs, and may negatively affect our business, financial condition and results of operations. See “—Risks relating to Argentina—We depend on macroeconomic and political conditions in Argentina.”

As of July 1, 2018, the Argentine Peso qualifies as a currency of a hyperinflationary economy and we are required to restate our historical financial statements in terms of the measuring unit current at the end of the reporting year, which could adversely affect our results of operation and financial condition

As of July 1, 2018, the Argentine Peso qualifies as a currency of a hyperinflationary economy and we are required to restate our historical financial statements by applying inflationary adjustments to our financial statements, which could adversely affect our results of operation and financial condition.

Pursuant to IAS 29 “Financial Reporting in Hyperinflationary Economies”, the financial statements of entities whose functional currency is that of a hyperinflationary economy must be restated for the effects of changes in a suitable general price index. IAS 29 does not prescribe when hyperinflation arises, but includes several characteristics of hyperinflation. The IASB does not identify specific hyperinflationary jurisdictions. However, in June 2018, the International Practices Task Force of the Centre for Quality, which monitors “highly inflationary countries”, categorized Argentina as a country with projected three-year cumulative inflation rate greater than 100%. Additionally, some of the other qualitative factors of IAS 29 were present, providing prima facie evidence that the Argentine economy is hyperinflationary for the purposes of IAS 29. Therefore, Argentine companies  that prepare financial statements pursuant to IFRS and use the Peso as their functional currency are required to apply IAS 29 to their financial statements for periods ending on and after July 1, 2018.

Adjustments to reflect inflation, including tax indexation, such as those required by IAS 29, were prohibited by Law No. 23,928. Additionally, Decree No. 664/03, issued by the Argentine Government (“Decree 664”), instructed regulatory authorities, such as the Public Registries of Commerce, the Superintendence of Corporations of the City of Buenos Aires and the Argentine Securities Commission (Comisión Nacional de Valores or “CNV”), to accept only financial statements that comply with the prohibitions set forth by Law No. 23,928. However, on December 4, 2018, Law No. 27,468 (“Law 27,468”) has derogated the Decree 664 and the amended Law No. 23,928 indicating that the prohibition of indexation no longer applies to the financial statements. Some regulatory authorities, such as the CNV and the IGJ, have required that financial statements for periods ended on and after December 31, 2018 that are submitted to them should be restated for inflation in accordance IAS 29. However, for purposes of determination of the indexation for tax purposes, Law No. 27,468 substituted the WPI for the CPI, and modified the standards for triggering the tax indexation procedure.

During the first three years as from January 1, 2018, the tax indexation will be applicable if the variation of the CPI exceeds 55% in 2018, 30% in 2019 and 15% in 2020. The tax indexation determined during any such year will be allocated as follows: 1/3 in that same year, and the remaining 2/3 in equal parts in the following two years. From January 1, 2021, the tax indexation procedure will be triggered under similar standards as those set forth by IAS 29.

We cannot predict the future impact that the eventual application of tax indexation and related inflation adjustments described above will have on our financial statements or their effects on our business, results of operations and financial condition.

We cannot assure that the accuracy of Argentina’s official inflation statistics will comply with international standards.

In January 2007, the INDEC modified its methodology to calculate the CPI. At the time that the INDEC adopted this change in methodology, the Argentine Government replaced several key officers at the INDEC, prompting complaints of governmental interference from the technical staff at the INDEC. The IMF requested Argentina to clarify the INDEC methodology used to calculate inflation rates several times.

On November 23, 2010, the Argentine Government began consulting with the IMF for technical assistance in order to prepare new CPI information with the aim of modernizing the current statistical system. During the first quarter of 2011, a team from the IMF started collaborating with the INDEC in order to create such an index. Notwithstanding such efforts, subsequently published reports by the IMF stated that its staff delivered alternative measures of inflation for macroeconomic surveillance, including information produced by private sources, and asserted that such measures resulted in inflation rates considerably higher than those published by the INDEC since 2007. Consequently, the IMF called on Argentina to adopt measures to improve the quality of data used by the INDEC. In a meeting held on February 1, 2013, the IMF Executive Board emphasized that the progress in implementing remedial measures since September 2012 had been insufficient. As a result, the IMF issued a declaration of censure against Argentina in connection with the breach of its related obligations and called on Argentina to adopt remedial measures to address the inaccuracy of inflation and GDP data immediately.

 In order to address the quality of official data, a new consumer price index (the “IPCNu”), was enacted on February 13, 2014. Inflation as measured by the IPCNu was 23.9% in 2014, 31.6% in 2015 and 31.4% in 2016. The IPCNu represents the first national indicator in Argentina to measure changes in prices of household goods for final consumption. While the previous price index only measured inflation in the Greater Buenos Aires area, the IPCNu is calculated by measuring prices of goods in the main urban centers of the 23 provinces of Argentina and the Autonomous City of Buenos Aires. On December 15, 2014, the IMF recognized the evolution of Argentine authorities to remedy the provision of data, but delayed the definitive evaluation of the new price index.

On January 8, 2016, based on its determination that the INDEC historically failed to issue reliable statistical information, the Macri administration issued an emergency decree and suspended the publication of statistical information. The INDEC suspended all publications of statistical information until the process of technical reorganization was completed and the administrative structure of the INDEC was recomposed. At the end of this process of reorganization and recovery, the INDEC gradually began to publish official information. The INDEC recalculated historical GDP and the review of measurements showed that the GDP increased 2.4% in 2013, contracted 2.5% in 2014, increased 2.7% in 2015, and contracted 1.8% in 2016.

On November 9, 2016, the IMF, after analyzing the progress made with respect to the accuracy of official statistics regarding the CPI, decided to lift the censorship imposed in 2013, and determined that the Argentine CPI currently complies with international standards. However, we cannot assure you that such inaccuracy regarding official economic indicators will not recur. If despite the changes introduced in the INDEC by the Macri administration these differences between the figures published by the INDEC and those registered by private consultants persist, there could be a significant loss of confidence in the Argentine economy, which could adversely affect our business, financial condition and results of operations.

High levels of public spending in Argentina could generate long-lasting adverse consequences for the Argentine economy.

During recent years, the Argentine Government has substantially increased public spending. In 2015, government spending increased by 34.4% as compared to 2014, resulting in a primary fiscal deficit of 3.8% of GDP. In 2016, government spending increased by 42.8% as compared to 2015, resulting in a primary fiscal deficit of 4.2% of 2016 GDP. In 2017, government spending increased by 25.9% as compared to 2016, resulting in a primary fiscal deficit of 3.8% of 2017 GDP. In 2018, government spending increased by 13.1% as compared to 2017 resulting in a primary fiscal deficit of2.4% of 2018 GDP, but meanwhile the primary fiscal deficit decreased compared to 2017, the financial deficit (interest rates of the international debt with IMF) increased to 2.8% resulting in a total deficit of 5.2% for the year 2018. If government spending continues to outpace fiscal revenues, the fiscal deficit is likely to increase and past sources of funding to address such deficit may be required to be utilized.

The Argentine Government’s ability to access the long-term financial markets to finance such deficit is limited given the high levels of public sector indebtedness. The inability to access the capital markets to fund its deficit or the use of other sources of financing may have a negative impact on the economy and, in addition , could limit the access to such capital markets for Argentine companies, which could adversely affect our business, financial condition and results of operations.

Argentina’s ability to obtain financing in the international capital markets is limited, which may impair its ability to implement reforms and public policies and foster economic growth.

Argentina’s 2001 default and its failure to fully restructure its sovereign debt and negotiate with the holdout creditors has limited Argentina’s ability to access international capital markets. In 2005, Argentina completed the restructuring of a substantial portion of its defaulted sovereign indebtedness and settled all of its debt with the IMF. Additionally, in June 2010, Argentina completed the renegotiation of approximately 67% of the principal amount of the defaulted bonds outstanding that were not swapped in the 2005 restructuring. As a result of the 2005 and 2010 debt swaps, Argentina has restructured approximately 92.1% of its defaulted debt that was eligible for restructuring (the “Debt Exchanges”). Holdout creditors that had declined to participate in the exchanges commenced numerous lawsuits against Argentina in several countries, including the United States, Italy, Germany, and Japan.

As a result of the litigation filed by holdout bondholders and their related efforts to attach Argentina’s sovereign property located in the United States and other jurisdictions, Argentina’s ability to access the international capital markets was severely limited. In February 2016, the Argentine Government agreed with a group of Italian bondholders to pay in cash the total principal amount of debt owed to such holders. In mid-2016, the Argentine Government emerged from default and paid US$ 900 million to the approximately 50,000 Italian bondholders who owned government securities with defaulted payments part due.

During February 2016, U.S. federal court special master Daniel Pollack ratified an agreement between the Argentine Government and the holdout creditors led by Elliot Management, Aurelius Capital, Davidson Kempner and Bracebridge Capital, providing for a US$4.65 billion payment in respect of defaulted sovereign bonds, representing a 25% discount to the total amount of principal and interest due on the defaulted bonds, as well as attorney fees and expenses incurred. This agreement stipulated that the terms of the settlement be approved by the Argentine Congress, and that Law No. 26,017 (the “Padlock Law”) and Law No. 26.984 (the “Sovereign Payment Law”) be repealed.

In March 2016, the Argentine Government submitted a bill to the Argentine Congress seeking authorization to consummate the settlement, which was approved on April 1, 2016, by enactment of Law No. 27,249 pursuant to which, the Argentine Government was authorized to pay in cash up to US$11.6 billion to the holdout bondholders. The proceeds for such payment were raised through an issuance of sovereign debt in the international capital markets. Among other provisions, the new law repealed the Padlock Law and Sovereign Payment Law.

At the beginning of April 2016, special master Daniel Pollack announced that the Argentine Government had reached agreements with additional holdout bondholders. As a result, the Argentine Government has reached agreements with nearly 90% of the debt holders that did not participate in the 2005 and 2010 bond exchange transactions. On April 13, 2016, the Court of Appealslifted the restrictions on Argentina to fulfill its debt obligations. In April 2016, the Argentine Government issued US$16.4 billion principal amount of bonds. On April 22, 2016, the Argentine Government paid amounts due under the agreement and the U.S. courts removed all previously issued sanctions and injunctions. From December 31, 2015 to September 30, 2018, Argentina’s sovereign debt increased by US$66,991 million, according to the Ministry of Treasury.

In February 2019, the Argentine Government announced that it had agreed with creditors of Japanese bonds for US$26 million, whose securities had been issued between 1996 and 2000 and that went into default in 2001.

After the primary elections results of August 2019, the international markets casted doubt on Argentina’s debt sustainability. In view of this, the country risk indicator raised to 2,200 basis topping a depreciation of bonds prices. Also, on August 29, 2019 by Decree No. 596/2019 the Argentine Government announced a debt profiling which consists in (i) an extension on the payment term for short term local bonds, only for institutional investors that will receive the full payments in a term of 3 and 6 months (15% on original maturity date, 25% and 60% at 3rd and 6th month of the original maturity date, respectively) and not for natural persons who acquired the bonds before July 31, 2019, which will receive full payments on the maturity date; (ii) proposal to Argentine Congress of a bill to extend mature dates of others local bonds, without reduction on the capital or interest; (iii) propose an extension of the maturity dates of foreign bonds; (iv) after achieving fiscal goals, to start talks with the IMF in order to reprofile the deadlines to dispel the default risk on 2020 and 2023. Because of aforementioned, Argentina`s may be able to access the international capital markets over the next years.

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

Foreign shareholders of companies operating in Argentina have initiated proceedings against Argentina that have resulted and could result in arbitral awards and/or injunctions against Argentina and its assets and, in turn, limit its financial resources.

In response to the emergency measures implemented by the Argentine Government during the 2001 2002 economic crisis, a number of claims were filed before the International Centre for Settlement of Investment Disputes (“ICSID”), against Argentina. Claimants allege that the emergency measures were inconsistent with the fair and equitable treatment standards set forth in various bilateral investment treaties by which Argentina was bound at the time.

Claimants have also filed claims before arbitral tribunals under the rules of the United Nations Commission on International Trade Law (“UNCITRAL”), and under the rules of the International Chamber of Commerce (“ICC”). As of the date of this annual report, it is not certain that Argentina will prevail in having any or all of these cases dismissed, or that if awards in favor of the plaintiffs are granted, that it will succeed in having those awards annulled. Ongoing claims before the ICSID tribunal and other arbitral tribunals could lead to new awards against Argentina, which could have an adverse effect on our capacity to access to financing or the international capital markets.

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

A key component of the Central Bank Charter amendment relates to the use of international reserves. Pursuant to this amendment, Central Bank reserves may be made available to the Argentine Government for the repayment of debt or to finance public expenditures. During 2013, U.S. dollar reserves held at the Central Bank decreased to US$30.6 billion from US$43.3 billion in 2012, while during 2014 reserves increased slightly to US$31.4 billion. The Central Bank’s foreign currency reserves were US$25.6 billion as of December 31, 2015, US$39.3 billion as of December 30, 2016, US$55.1 billion as of December 29, 2017, US$65.8 billion as of December 28, 2018 and US$67.8 billion as of July, 2019.

During the last months, Central Bank reserves registered an abrupt fall mainly due to U.S. Dollars sales by the Central Bank and the National Treasury to the private sector; cancellation of public debt; and outflow of dollar deposits from the private sector. As a consequence, there is a reduction of loans denominated in U.S. Dollars and there is low liquidity of U.S. Dollars in the market. If this trend continues, the financial banking system could result affected.

The Argentine Government’s use of Central Bank reserves to repay debt or to finance public expenditures may make the Argentine economy more vulnerable to higher rates of inflation or external shocks, which could adversely affect our business, financial condition and results of operations.

Significant fluctuation in the value of the peso may adversely affect the Argentine economy as well as our financial performance.

The depreciation of the peso had a negative impact on the ability of Argentine businesses to honor their foreign currency-denominated debt obligations, initially resulting in high rates of inflation and significantly reduced real wages, which has had a negative impact on businesses that depend on domestic demand, such as utilities and the financial industry, and has adversely affected the Argentine Government’s ability to honor its foreign currency-denominated debt obligations.

In 2015, the U.S. dollar to peso exchange rate increased 53% as compared to 2014. In 2016, the U.S. dollar to peso exchange rate increased 22% as compared to 2015. In 2017, the U.S. dollar to peso exchange rate increased 18% as compared to 2016. In 2018, the U.S. dollar to peso exchange rate increased 104% as compared to 2017. In 2019, the U.S. dollar to peso exchange rate increased 52% in the first nine months of 2018.

As a result of the significant depreciation of the peso vis-à-vis the U.S. dollar, on August, 2019, the Central Bank increased the peso monetary policy rate to 74.9% in order to attract investments in this currency. As of October 30, 2019, the monetary policy rate was 68.002%. This high interest rate resulted in a reduction in new loan origination and increased the reimbursement rate of existing loans, which would adversely affect our business, financial condition and results of operations.

Furthermore, high interest rates in pesos may not be sustainable in the medium to long term, which would affect the economic activity due to a reduction in consumption.

As a consequence of the new exchange control regulation established by the Central Bank through Communication “A” 6770 and Decree No. 609/2019 by the Executive Branch, and due the measures that limited the access to exchange market by companies and individuals, other types of dollars emerged in the exchange market, such as “dólar contado con liquidación” and “dólar mercado electrónico de pago o dólar bolsa”. In that sense, as of 30 of October 2019, according to Communication “A” 3500 of the Central Bank, the exchange rate was Ps.59.5833 for each U.S. dollar. In the case of the “dólar contado con liquidación” it was Ps.78.0000 for each U.S. dollar, and for “dólar mercado electrónico de pago o dólar bolsa” it was Ps.74.9000 for each U.S. dollar.

A significant further depreciation of the peso against the U.S. dollar could have an adverse effect on the ability of Argentine companies to make timely payments on their debts denominated in or indexed or otherwise connected to a foreign currency, generate high inflation rates, reduce real salaries significantly, and have an adverse effect on companies focused on the domestic market, such as public utilities and the financial industry. Such a potential depreciation could also adversely affect the Argentine Government’s capacity to honor its foreign currency-denominated debt, which could affect our capacity to meet obligations denominated in a foreign currency which, in turn, could have an adverse effect on our business, financial condition and results of operations. Any further depreciation of the peso or the implementation of exchange control measures, which could limit our ability to hedge against the risk of our exposure to the U.S. dollar, could adversely affect our business, financial condition and results of operations.

An appreciation of the peso against the U.S. dollar would negatively impact the financial condition of entities whose foreign currency-denominated assets exceed their foreign currency-denominated liabilities. In addition, in the short-term, a significant real appreciation of the peso would adversely affect exports and could result in a slowdown in economic growth. This could have a negative effect on GDP growth and employment as well as reduce the Argentine public sector’s revenues by reducing tax collection in real terms, given its current heavy reliance on taxes on exports. As a result, the appreciation of the peso against the U.S. dollar could also have an adverse effect on the Argentine economy and, in turn, our business, financial condition and results of operations.

Certain measures that may be taken by the Argentine Government may adversely affect the Argentine economy and, as a result, our business, financial condition and results of operations.

Prior to December 2015, the Argentine Government accelerated its direct intervention in the economy through the implementation or amendment of laws and regulations, including with respect to nationalizations and/or expropriations; restrictions on production, imports and exports; foreign exchange and/or transfer restrictions; direct and indirect price controls; tax increases, changes in the interpretation or application of tax laws and other retroactive tax claims or challenges; cancellation of contract rights; and delays or denials of governmental approvals, among others.

In November 2008, the Argentine Government enacted Law No. 26,425 which provided for the nationalization of the Administradoras de Fondos de Jubilaciones y Pensiones (the “AFJPs”). In April 2012, the Argentine Government nationalized YPF S.A. and imposed major changes to the system under which oil companies operate, principally through the enactment of Law No. 26,714 and Decree No. 1,277/2012. In February 2014, the Argentine Government and Repsol S.A. (the former principal shareholder of YPF S.A.) announced that they had reached an agreement on the compensation payable to Repsol S.A. for the expropriation of its shares in YPF S.A. of US$5 billion payable in Argentine sovereign bonds with various maturities. On April 23, 2014, the agreement with Repsol S.A. was approved by the Argentine Congress and on May 8, 2014, Repsol S.A. received the relevant payment in Argentine Government bonds. On July 10, 2018, the United States Court of Appeals for the Second Circuit affirmed a U.S. federal trial court decision, finding that Burford Capital Ltd.’s claim for more than US$3 billion in damages against the Argentine Government in connection with the nationalization of YPF S.A. is subject to the jurisdiction of the U.S. federal courts. Burford Capital Ltd.’s claim has been referred to the trial court for substantive proceedings.

On May 21, 2019, the United States government expressed to the Supreme Court of that country its non-binding opinion against Argentina's request to bring the lawsuit for the nationalization of YPF S.A. to the Argentine courts. On June 3, 2019, the Argentine Government together with YPF S.A. submitted to the United States Supreme Court a supplementary brief in response to the non-binding opinion of the United States government, and it is expected that during the month of June 2019 the United States Supreme Court will confirm whether it will have jurisdiction over the case. In such a case, the trial would begin formally in the lower court of the Southern District of Manhattan under Judge Loretta Preska.

In that regard, Judge Loretta Preska summoned for July 11, 2019 the representatives of Argentina and the plaintiffs of Burford Capital Ltd and Eaton Park to a hearing to present their arguments to defend their positions in the case by the way in which that the country nationalized YPF S.A. in 2012 without making the mandatory takeover of the Company Statute.

Recently, Judge Loretta Preska froze all actions, remedies and requests within the case until deciding whether or not to make the request by the defendant that the conflict be resolved in Argentina.

Consequently, a four-point agenda was set in the American courts: (i) the defendants must present their arguments to find the forum non convenient on August 30; (ii) the plaintiffs must answer on October 30, 2019; (iii) the defendants will submit their responses to the oppositions on November 29, 2019; and (iv) all other deadlines and procedures in the actions will remain on hold until resolution.

On the other hand, on May 30, 2019, the denial by the arbitration tribunal of the World Bank (“ICSID”), of the request for annulment of the arbitration award requested in 2017 by the Argentine State, through which the National State was bound to compensate the Burford Capital Ltd. fund for the expropriation in 2008 of Aerolineas Argentinas to the Marsans group for the sum of US$ 320.7 million. From the Office of the Nation they warn that an additional instance exists to present a last resource of revision.

The litigation originated due to the expropriation of Aerolineas Argentinas through Decree No. 2347, without agreement on the valuation of the company. The Court of Appraisal of the Nation considered that it was broken and therefore was valued at - 832 million U.S. dollars, while the Spanish consortium claimed 600 million U.S. dollars.

Furthermore, on May 18, 2015, we were notified that the State-owned Property Administration Office (Agencia de Administración de Bienes del Estado, “AABE”), revoked the concession agreement granted to IRSA CP’s subsidiary, Arcos del Gourmet S.A, through Resolution N° 170/2014. On June 2, 2015, we filed before the AABE a petition to declare the notification void, as certain formal proceedings required under Argentine law have not been complied with by the AABE. Furthermore, we filed an administrative appeal in order to request the dismissal of the revocation of the concession agreement and an action to declare the nullity of Resolution No. 170/2014. We also file an action to pay the property’s monthly fee in court. As of the date of this annual report, the “Distrito Arcos” shopping mall continues to operate normally.

There are other examples of intervention by the Argentine Government. In December 2012 and August 2013, Argentine Congress established new regulations relating to domestic capital markets. The regulations generally provided for increased Argentine Government intervention in the capital markets authorizing, for example, the CNV to appoint observers with the ability to veto the decisions of the board of directors of publicly listed companies under certain circumstances and to suspend the board of directors for a period of up to 180 days. However, on May 9, 2018, the Argentine Congress approved Law No. 27,440, which introduced modifications to the Capital Markets Law, including the removal of the CNV’s power to appoint supervisors with powers of veto over resolutions adopted by a company’s board of directors.

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

The result of the national elections could generate uncertainty in the Argentine economy and as a result, our business and results of operations could be adversely affected.

Argentine presidential, congressional and certain municipal and provincial government elections were held in October 2019 and Alberto Fernandez resulted elected President. Mr. Fernandez is set to take office on December 10, 2019. Moreover, as a result, as of December 10, 2019, the Argentine Congress will be composed as follows: the Frente para Todos will command a majority in the Senate with 38 seats and the first minority will be Juntos por el Cambio with 28 seats; while in the Chamber of Deputies Juntos por el Cambio will command the first minority with 119 seats and the second minority will be the Frente de Todos with 108 seats. It is uncertain how the transition will unfold between the current administration and the new Argentine Government and what changes in policy or regulation the new administration will make and whether these may adversely affect the Argentine economy. The President of Argentina and the Argentine Congress each have considerable power to determine governmental policies and actions that relate to the Argentine economy and, consequently, any new policies introduced by the new president may affect our results of operations or financial condition. We can offer no assurances that the policies that may be implemented by the Argentine Government after taking office will not adversely affect our business, financial condition or results of operations.

The Argentine Government may mandate salary increases for private sector employees, which would increase our operating costs.

In the past, the Argentine Government has passed laws, regulations and decrees requiring companies in the private sector to maintain minimum wage levels and provide specified benefits to employees. In the aftermath of the Argentine economic crisis, employers both in the public and private sectors experienced significant pressure. On August 30, 2019, the Ministry of Production and Labor issued Resolution No. 6/2019 through which the minimum monthly salary for all workers included in the Labor Contract Regime of the Public Administration was updated National and of all the entities and organizations of the Argentine Government. It is set at Ps.14,125 monthly as of August 1, 2019, Ps.15,625 as of September 1, 2019, and Ps.16,875 as of October 1, 2019 for all workers monthly paymentsthat meet the full legal working day. Also, the amounts corresponding to the minimum and maximum unemployment benefit are increased, set for those dates, at: Ps.3,285.51 and Ps.5,256.83 (August); Ps.3,634.41 and Ps.5,815.08 (September); and Ps.3,925.17 and Ps.6,280.28 (October), respectively. Likewise, the Argentine Government through Decree No. 610/2019 ratified the entry into force of the amounts set for the minimum monthly salary and the unemployment benefit by Resolution No. 6/2019.

On September 26, 2019, the Argentine Government issued Decree No. 665/2019, which sets forth a onetime extraordinary payment by employers of Ps.5,000 for all workers in the private sector, payable in October.

It is possible that the Argentine Government could adopt measures mandating further salary increases and/or the provision of additional employee benefits in the future. Any such measures could have a material and adverse effect on our business, results of operations and financial condition.

Property values in U.S dollars in Argentina could decline significantly.

Property values in U.S. dollars are influenced by multiple factors that are beyond our control, such as a decrease in the demand for real estate properties due to a deterioration of macroeconomic conditions or an increase in supply of real estate properties that could adversely affect the value in U.S. dollars of real estate properties. We cannot assure you that property values in U.S. dollars will increase or that they will not be reduced. All of the properties we own are located in Argentina. As a result, a reduction in the value in U.S. dollars of properties in Argentina could materially affect our business and our financial statements due to the valuation of our investment properties at fair market value in U.S. dollars.

Restrictions on transfers of foreign currency and the repatriation of capital from Argentina may impair our ability to pay dividends and distributions.

According to Argentine practices, the Argentine government may impose restrictions on the exchange of Argentine currency into foreign currencies and on the remittance to foreign investors of proceeds from investments in Argentina in circumstances where a serious imbalance develops in Argentina’s balance of payments or where there are reasons to foresee such an imbalance. Beginning in December 2001, the Argentine government implemented a number of monetary and foreign exchange control measures that included restrictions on the free disposition of funds deposited with banks and on the transfer of funds abroad without prior approval by the Central Bank, among them, restrictions relating to the repatriation of certain funds collected in Argentina by non-residents. Notwithstanding the above, for many years, and as a consequence of a decrease in availability of U.S. dollars in Argentina, the previous Argentine government imposed informal restrictions on certain local companies and individuals for purchasing foreign currency. These restrictions on foreign currency purchases started in October 2011 and tightened thereafter. As a result of these informal restrictions, local residents and companies were prevented from purchasing foreign currency through the MULC for the purpose of making payments abroad, such as dividends, capital reductions, and payment for imports of goods and services.

Such restrictions and other foreign exchange control measures were lifted by the administration of President Macri, moving towards opening Argentina’s foreign exchange market. In this sense, on December 17, 2015, Communication “A” 5850 of the Central Bank reestablished the possibility for non residents to repatriate their investment capital and Communication “A” 6037 of the Central Bank defined the new regulations that apply to the acquisition of foreign currency and the elimination of all other restrictions that impair residents and non residents to have access to the foreign exchange market.

However, in response to the financial crisis that Argentina is currently undergoing, which has been influenced by the results in the primary elections results, the Executive Branch and the Central Bank have issued a series of measures regarding foreign exchange markets with the purpose of stabilizing the market.

As part of such measures, the Executive Branch reinstated restrictions on the foreign exchange market through the Emergency Decree No. 609/2019, published in the Official Gazette on September 1, 2019, stating that until December 31, 2019, the foreign currency proceeds from the export of goods and services must be transferred and sold in the Argentine foreign exchange market and the purchase of foreign currency in the Argentine foreign exchange market and its transfer abroad will require prior approval, distinguishing between individuals and legal entities, empowering the Central Bank to enact the relevant regulations in connection thereto.

Therefore, pursuant to the provisions of the Emergency Decree No. 609/2019, the Central Bank issued Communication “A” 6770, as amended and complemented by Communications A 6776, 6780, 6782 and 6788, among others. Those regulations amended foreign exchange regulations by imposing certain restrictions (which will be in force between September 1. 2019 and December 31, 2019) such as, prior approval of the Central Bank (i) to the payment of dividends and (ii) to the access to foreign exchange markets for non-residents, whenever the amount involved exceeds the equivalent of US$ 100 on a monthly basis in the aggregate of institutions authorized to operate in foreign exchange and regarding any kind of transaction, including but not limited to repatriation of their investments in Argentina or remittance abroad of the proceeds or dividends derived from their investments in Argentina; (iii) to constitute external assets, remit family aid and the formation of guarantees and operational payments related to derivative transactions, for resident natural persons, in case the total amount of the above-mentioned transactions exceeds the equivalent of US$ 200 per month in all entities licensed to operate in foreign exchange market of which only up to US$ 100 may be acquired in cash, otherwise, the transaction shall be carried out by debit to local accounts.

Notwithstanding the fact that the new foreign exchange control restrictions have an express period of application (between September 1. 2019 and December 31, 2019), no assurance can be given that the application of such restrictions will continue to be enforced thereafter or that in the future, the Argentine government or the Central Bank may impose additional restrictions to the payment of dividends abroad, on capital transfers and establish additional requirements. Such measures may negatively affect Argentina’s international competitiveness, discouraging foreign investments and lending by foreign investors or increasing foreign capital outflow which could have an adverse effect on economic activity in Argentina, and which in turn could adversely affect our business and results of operations. Furthermore, any restrictions on transferring funds abroad imposed by the government could undermine our ability to pay dividends on our GDSs in U.S. dollars

Exchange controls and restrictions on transfers abroad and capital inflow restrictions limit the availability of international credit.

The new exchange controls measures that restrict foreign exchange inflows and outflows of capital recently approved, establish as a requirement for the repayment of foreign indebtedness, the inflow of the foreign currency disbursed thereunder and its settlement in the MULC. This measure increases the cost of obtaining foreign funds and limits access to such financing.

The Argentine government may pospone the current foreign exchange restrictions or may, in the future, impose additional controls on the foreign exchange market and on capital flows from and into Argentina.

These restrictions may have a negative effect on the economy and on our business if imposed in an economic environment where access to local capital is constrained. For more information, please see “Item 10. Additional Information—D. Exchange Controls.”

Restrictions to collect capital and interest payments regarding corporate bonds issued by Argentine issuers.

Pursuant to the recent measures approved by the Argentine governmental relevant authorities that reinstated restrictions on the foreign exchange market regarding the ability to make payments abroad, payments of capital and interests under corporate bonds, issued by Argentine private issuers under Argentine law or other foreign law, may be subject to delay in collection by non-resident investors or other type of restrictions in connection thereto. In this regard, we suggest to consult with the corresponding custodian banks about the exchange regulations applicable. No assurance can be given that payments to non-resident investors will not suffer delays or be subject to any additional restrictions, under the current foreign exchange market regulations or future regulations that may be enacted.

The Argentine economy could be adversely affected by economic developments in other global markets.

Financial and securities markets in Argentina are influenced, to varying degrees, by economic and financial conditions in other global markets. The international scenario shows contradictory signals of global growth, as well as high financial and exchange uncertainty. Although such conditions may vary from country to country, investor reactions to events occurring in one country may affect capital flows to issuers in other countries, and consequently affect the trading prices of their securities. Decreased capital inflows and lower prices in the securities market of a country may have an adverse effect on the real economy of those countries in the form of higher interest rates and foreign exchange volatility.

During periods of uncertainty in international markets, investors generally choose to invest in high-quality assets over emerging market assets. This has caused an adverse impact on the Argentine economy and could continue to adversely affect the country’s economy in the near future. On June 20, 2018, MSCI Inc., a leading provider of indexes and portfolio construction and risk management tools and services for global investors (“MSCI”), reclassified and promoted Argentina to emerging markets status after being dropped to frontier status in May 2009.

On February 19, 2019, MSCI ratified the reclassification and promotion of Argentina to emerging market status, but maintained it as a frontier market in a second index that mixes by categories. The MSCI was based on the fact that, although the GDP per capita of 2017 for Argentina, based on the latest data from the World Bank as of the moment, is higher than the threshold for the high income categories, the latest market developments in Argentina, including a devaluation of the currency, which is particularly significant, made it necessary to review the market’s eligibility based on GPD per capita of 2018, which is not yet available. In May 2019, MSCI included Argentine in the emerging markets category.

After the announcement of foreing exchange and capital controls on September 1, 2019, MSCI, started to consult about the replicability and the classification of the MSCI Argentina’s rates. For this, the firm will ask for opinions of different market participants until December 13, 2019 and based on these answers will decide if the current calcification is modified or not. The announcement of results will take place on December 31, 2019.

However, MSCI will continue to restrict the inclusion in the index to foreign-only listings of Argentine companies, such as American Depositary Receipts, as the feedback from international institutional investors stated that higher liquidity across the domestic market is needed before considering a shift from offshore to onshore listings. MSCI will reevaluate this decision as liquidity conditions on the ByMA continue to improve.

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

Furthermore, the outflow of resources to emerging markets also affected Argentina resulting in a deterioration of its risk country which reached 2206 basis points on October 30, 2019, according to J.P. Morgan EMBI+ Index, thus deteriorating to obtain new external financing.

On November 7, 2018, Fitch Ratings revised Argentina’s rating outlook from stable to “B” (negative). According to Fitch Ratings, Argentina’s B rating reflects high inflation and economic volatility that have persisted despite efforts to tighten policies in recent years, a weak external liquidity position, and a heavy and highly dollarized sovereign debt burden. On august 16, 2019 Fitch Ratings renews Argentina's perspective, including the issuer default rating of exchange currency to “CCC” from “B”. The rating agency indicated in the inform that the decrease of the calcifications is because an increase of the politic uncertainty after the primary elections of August 11, 2019. A strong induration of the financial conditions and a expected of deterioration of the macroeconomic environment that increase the chances of an sovereign breach or a restructuring of some kind.

These weaknesses are balanced by high per-capita income, a large and diversified economy, and improved governance scores, although these structural strengths have provided a limited support to the sovereign’s credit profile as demonstrated by its weak debt repayment record.

Argentina is affected by economic conditions of its major trade partners, such as Brazil, which devalued its currency in early February 2015, causing the Brazilian real to suffer the steepest depreciation in over a decade. Brazil, which is Argentina’s main trading partner, has experienced GDP contraction in recent years (3.5% in 2015 and 3.5% in 2016). Although Brazil’s economic outlook seems to be improving in recent periods, a further deterioration of economic activity, a delay in Brazil’s expected economic recovery or a slower pace of economic improvement in Brazil may have a negative impact on Argentine exports and on the overall level of economic and industrial activity in Argentina, particularly with respect to the automotive industry. In February 2016, Standard & Poor’s downgraded Brazil’s credit rating to BB. In December 2015 and February 2016, Fitch Ratings and Moody’s, respectively, also downgraded Brazil’s credit ratings to BB+ and Ba2, respectively. In 2017, Brazil experienced a slight increase in its GDP, increasing by 1.0%. If the Brazilian economy’s current recovery stalls or once again deteriorates, the demand for Argentine exports may be adversely impacted. Likewise, the current institutional crisis in Brazil linked to cases of corruption involving political and economic figures of great relevance, led to one of the most serious falls in Brazilian economic history during 2014 and 2015, which has had an effect on all business partners; and, especially, about the Argentine Republic. Since the accusation and subsequent dismissal of former President Dilma Roussef and the assumption of Vice President Michel Temer to the first magistracy, Brazilian economic indicators have shown a marked improvement. At the same time, on October 28, 2018, presidential elections were held in Brazil, and the liberal candidate Jair Bolsonaro won the ballotage, with 55.1% of the votes. He took office on January 1, 2019. We cannot predict the impact of Bolsonaro administration’s economic policies as they relate to Brazil’s trading partners, in particular as regards Argentina, which may adversely affect our business, financial condition and results of operations. Since October 18, 2019 protests and unrest have unfolded in Chile, sparked by a metro fare hike, and fueled by anger over rising living costs and inequality. The military and police quelled down protesters who took to the streets, and a curfew was imposed in major cities in Chile. As of the date of this annual report, the curfew had been suspended but the unrest and protests remain latent and we cannot anticipate what the consequences and results of these protests will be.

Moreover, Argentina may be affected by other countries that have influence over world economic cycles, such as the United States or China. In particular, China, which is the main importer of Argentine commodities, saw the yuan depreciate against the U.S. dollar since the end of 2015, which has adversely affected companies with substantial exposure to that country. Depreciation of the yuan continued during 2016 and Chinese GDP growth slowed in 2016 and 2017. The slowdown of the Chinese economy and increased volatility of its financial markets could impact financial markets worldwide, which, in turn, could increase the cost and availability of financing both domestically and internationally for Argentine companies. Starting in April 2018, the United States imposed tariffs on steel and aluminum imports from China, Canada and countries in the European Union. On July 6, 2018, the United States imposed 25% tariffs on US$34 billion worth of Chinese goods, which then led China retaliate by imposing similarly sized tariffs on United States’ products. On July 10, 2018, the Office of the U.S. Trade Representative (USTR) announced a 10% tax on a list of 5,745 Chinese products, implemented as from September 24, 2018. On September 18, 2018, the Chinese government announced a 5% to 10% tariff on a list of 5,207 American goods, implemented as from September 24, 2018. A new global economic and/or financial crisis or the effects of deterioration in the current international context, could affect the Argentine economy and, consequently, the results of our business, financial condition and results of operations.

Likewise, in the international economic context, the Federal Reserve of the United States (“FED”) significantly increased its reference rate during 2018, reaching 2.5%. This substantially increased the cost of financing in international markets, while motivating the migration of investors from risk and emerging economies to central economies (fly to quality). Although the FED has announced that during 2019 it will not make further increases in the reference rate and in that sense the FED reduced the reference rate three time this year deciding to lower the benchmark rate to 1.5% to 1.75%, if the entity change its policy and finally resolved to continue with its policy of increasing them, this could have a profound impact on the sovereign and corporate financing of Argentina.

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

In a non-binding referendum on the United Kingdom’s membership in the European Union on June 23, 2016, a majority of those who voted approved the United Kingdom’s withdrawal from the European Union. Any withdrawal by the United Kingdom from the European Union (referred to as “Brexit”) would occur after, or possible concurrently with, a process of negotiation regarding the future terms of the United Kingdom’s relationship with the European Union, which could result in the United Kingdom losing access to certain aspects of the single EU market and the global trade deals negotiated by the European Union on behalf of its members. Negotiations for the exit of the United Kingdom began in early 2017 and the date for departure is currently uncertain.

As a result of Brexit, London could cease to be the financial center of Europe and some banks have already announced their intention to transfer many jobs to continental Europe or Ireland and have indicated that Germany could replace London as the financial center of Europe. The possible negative consequences of Brexit include an economic crisis in the United Kingdom, a short-term recession and a decrease of investments in public services and foreign investment. The greatest impact of Brexit would be on the United Kingdom, however the impact may also be significant to the other member states.

The consequences of Brexit on Argentina are linked to the weakening of the pound and the euro, which has led to a significant appreciation of the U.S. dollar worldwide. An appreciation of the U.S. dollar and increased risk aversion could lead to a negative effect on the price of raw materials, which would be reflected in the products that Argentina exports to Europe. Another direct consequence of “Brexit” could be a decrease in prices of most commodities, which could adversely affect Argentina if prices stay low in the long term. Bilateral trade could also suffer, but would not be material, as the United Kingdom currently only represents approximately 1% of Argentina’s total imports and exports. In addition, it is possible that Brexit could complicate Argentina’s ability to issue debt, as funding would be more expensive.

Donald Trump was elected president in the United States on November 8, 2016 and took office on January 20, 2017. The election initially generated volatility and uncertainty in the global capital markets. The Trump administration has implemented a comprehensive tax reform and has focused on implementing more protectionist policies. The effect of these policies on the global economy remains uncertain. The U.S. Federal Reserve has increased the U.S. reference interest rates, thus generating additional volatility in the U.S. and the international markets. Changes in social, political, regulatory, and economic conditions in the United States or in laws and policies governing foreign trade could create uncertainty in the international markets and could have a negative impact on emerging market economies, including the Argentine economy, which in turn could adversely affect our business, financial condition and results of operations. The effect of these protectionist policies in the global economy remains uncertain.

On the other hand, in July 2018, the United States began to apply heavy tariffs on a total of US$ 34,000 million of import of Chinese products, in particular of cutting-edge technology. China reacted immediately with tariffs on US products, and filed a formal complaint with the World Trade Organization (Organización Mundial de Comercio the "OMC"). Notwithstanding that the conflict between both world powers was not yet resolved and the possible solution at the moment is uncertain, from the high-level meetings held on the occasion of the G20 in Buenos Aires both countries agreed to seek a negotiated exit to their business disputes. When apparently both countries reach a principle of agreement, Trump accused China of not respect these agreement and imposed a 10% taxes on China imports to United States and unleashed a new chapter in this trade commercial dispute. Currently, the dispute continues and it is planned that both nations’ Presidents will have meetings on October 2019 in order to reach an agreement.

In addition, Russia announced additional tariffs from 25% to 40% on the importation of US products against the United States tariffs on the importation of steel and aluminum, which had also been the subject of a lawsuit before the OMC. Thus, Trump's decision initiated a conflict of unforeseeable consequences, due to the scale of the adversaries the systemic effects.

On the other hand, Argentina may also be affected by other countries that have an influence on global economic cycles, such as the Republic of China, which has significantly devalued the yuan since late 2015, which has adversely affected several companies with a substantial exposure to that country. The devaluation of the yuan has continued during 2018 and the growth of the Chinese economy has slowed.

On June 28, 2019, the Argentine Government agreed to the terms of the European Union-Mercosur Strategic Partnership Agreement under which the European Union will lower tariffs on the purchase of Mercosur products of both agricultural and industrial origin and vice versa. This agreement must still take several legal steps - including parliamentary approval - before it goes into effect. It establishes a periodic decrease in tariffs, so the zero tariff will not be immediate or for unlimited quantities for sales from Mercosur to the European Union. Despite of this, on October 18, 2019 the Austrian parliament imposed a veto to the already mentioned agreement. Also, France president Emanuel Macron stated that France will not sign the partnership document.

On September 14, 2019 two drones attacked the Saudi Arabia oil facilities. Since this country is the biggest exporter of oil in world, it knocked out 5% of the world production that causes a significant increase of oil prices around the world. Currently, the prices started to go down, but they are still above the global average.

Global economic conditions may also result in depreciation of regional currencies and exchange rates, including the peso, which would likely also cause volatility in Argentina.

The effect of global economic conditions on Argentina could reduce exports and foreign direct investment, resulting in a decline in tax revenues and a restriction on access to the international capital markets, which could adversely affect our business, financial condition and results of operations. A new global economic and/or financial crisis or the effects of deterioration in the current international context, could affect the Argentine economy and, consequently, our results of operations, financial condition and the market price of the notes.

A decline in the international prices for Argentina’s main commodity exports or appreciation of the peso against the U.S. dollar could affect the Argentine economy and adversely affect the foreign exchange market, and have an adverse effect on our business, financial condition and results of operations.

High commodity prices have contributed significantly to the increase in Argentine exports since the third quarter of 2002 as well as in government revenues from export taxes. However, this reliance on the export of commodities, such as soy, has made the Argentine economy more vulnerable to fluctuations in their prices. For example, soybeans average monthly prices have decreased from US$684 per metric ton in August 2012 to US$324 per metric ton in December 2018. If international commodity prices decline, the Argentine Government’s revenues would decrease significantly and adversely affect Argentina’s economic activity.

In addition, adverse weather conditions can affect agricultural production, which accounts for a significant portion of Argentina’s export revenues. In 2018, Argentina suffered a severe drought, contributing to GDP contraction of 3.8% in the second quarter of 2018, mainly as a result of the year-on-year decrease of 31.6% in the agricultural, livestock, hunting and forestry sectors. These circumstances would have a negative impact on the levels of government revenues, available foreign exchange and the Argentine Government’s ability to service its sovereign debt, and could either generate recessionary or inflationary pressures, depending on the Argentine Government’s reaction. Either of these results would adversely impact Argentina’s economy growth and, therefore, our business, financial condition and results of operations.

A significant real appreciation of the peso against foreign currencies, especially the U.S. dollar, could affect Argentina’s competitiveness, substantially affecting exports, which in turn could trigger new recessionary pressures on the country’s economy and a new imbalance in the foreign exchange market, which could lead to a high degree of volatility in the exchange rate. More importantly, in the short term, a significant appreciation of the peso could substantially reduce Argentine tax revenues in real terms, given the strong reliance on taxes on exports. The occurrence of the foregoing could lead to higher inflation and potentially materially and adversely affect the Argentine economy, as well as our business, financial condition and results of operations.

Restrictions on the supply of energy could negatively affect Argentina’s economy.

As a result of prolonged recession and the forced conversion of energy tariffs into pesos and subsequent freeze of natural gas and electricity tariffs in Argentina, there has been a lack of investment in natural gas and electricity supply and transport capacity in Argentina in recent years. At the same time, local demand for natural gas and electricity has increased substantially, driven by a recovery in economic conditions and price constraints, which prompted the Argentine Government to adopt a series of measures that have resulted in industry shortages and/or higher cost. In particular, Argentina has been importing natural gas to compensate for shortages in local production. In order to pay for natural gas imports the Argentine Government has frequently used Central Bank reserves given the absence of foreign direct investment. If the Argentine Government is unable to pay for imports of natural gas, economic activity, business and industries may be adversely affected.

The Argentine Government has taken a number of measures to alleviate the short-term impact of energy shortages on residential and industrial users. If these measures prove to be insufficient, or if the investment required to increase natural gas production and electric power transportation capacity and generation over the medium- and long-term is not available, economic activity in Argentina could be curtailed, and with it our operations.

As a first step of these measures, a series of tariff increases and subsidy reductions (primarily applicable to industries and high-income consumers) were implemented. On December 17, 2015, publication of Decree No. 134/2015, the Macri administration declared the National Electricity System Emergency until December 31, 2017 and ordered the Ministry of Energy and Mining to propose measures and guarantee the electrical supply. In this context, in January 2016 the Ministry of Energy and Mining issued Resolution No. 06/2016, which set seasonal reference prices for power and energy on the Mercado Electrónico Mayorista (MEM) for the period from February 1, 2016 to April 30, 2016 and set an objective to adjust the quality and security of electricity supply.

In February 2016, the Argentine Government reviewed the schedule of electricity and gas tariffs and eliminated the subsidies of these public services, which resulted in increases of 500% or more in energy costs, except for low-income consumers. By correcting tariffs, modifying the regulatory framework and reducing the Argentine Government’s participation in the energy sector, the Argentine Government sought to correct distortions in the energy sector and make the necessary investments. In July 2016, a federal court in the city of La Plata suspended the increase in the gas tariff throughout the Province of Buenos Aires. On August 3, 2016, a federal court in San Mart’n suspended the increase in gas tariffs throughout the country until a public hearing was held to discuss the rate increase. The judgment was appealed to the Supreme Court, and on August 18, 2016, the Supreme Court ruled that the increase in the gas tariff on residential users could not be imposed without a public hearing. On September 16, 2016, the public hearing was held where it was agreed that the gas tariff would increase by approximately 200% in October 2016, with biannual increases through 2019.

As for other services, including electricity, a public hearing was held on October 28, 2016 to consider a proposed 31% tariff increase sought by energy distributors. Subsequently, the Argentine Government announced increases in electricity rates of between 60% and 148%. On March 31, 2017, the Ministry of Energy and Mining published a new tariff schedule with increases of approximately 24% for supply of natural gas by networks that had been partially regulated since April 1, 2017. On November 17, 2017, a public hearing convened by the Minister of Energy and Mining was held to update the tariff schedule for natural gas and electricity. This tariff schedule foresees a gradual reduction of subsidies, resulting in an increase, between December 2017 and February 2018, between 34% and 57% (depending on the province) for natural gas and 34% for electricity. On May 31, 2018, the Argentine Congress approved a law seeking to limit the increase in energy tariffs implemented by the Macri administration, which was subsequently vetoed by President Macri. On August 1, 2018, pursuant to Resolution No. 208/2018 of the National Electricity Regulatory Board (ENRE), the Ministry of Energy published a new tariff schedule with increases in electricity tariffs. On December 27, 2018, the government announced an increase in the electricity tariff scheduled for 2019 of a cumulative average of 55%, to be implemented in four tranches as from February 2019. On April 17, 2019, the Argentine Government announced that electricity, gas and transport tariffs will not further be increased in 2019. In the case of the electricity tariffs, the increases already announced for 2019 will be absorbed by the Argentine Government. On June 21, 2019, the Ministry of Energy issued Resolution No. 336/2019 by virtue of which, exceptionally, it provided a deferral of payment of 22% in invoices issued as of July 1 of 2019 and until October 31, 2019, for residential users of natural gas and propane not diluted by networks. Likewise, the Argentine government decided to postpone the increase in tariffs on household gas in networks scheduled for October 2019, until January 2020, so that it will continue subsidizing residential users. Subsequently, the Argentine Government agreed with Edenor (EDN) and Edesur the freeze of the energy tariffs until January 2020, which should have been adjusted in August 2019. The transfer of jurisdiction agreement from Nation to City of Buenos Aires and Province of Buenos Aires is expected to be closed shortly. The postponement of the increase will be again prorated in 7 installments next year, when on February 2020, they should be reviewed again. Recently, Edesur had reported that the adjustment that would have corresponded in August was 25% with an impact of 8% on the average final consumer.

Changes in the energy regulatory framework and the establishment of increased tariffs for the supply of gas and electricity could affect our cost structure and increase operating and public service costs. Moreover, the significant increase in the cost of energy in Argentina, could have an adverse effect on the Argentine economy, and therefore, on our business, financial condition and results of operations.

Failure to adequately address actual and perceived risks of institutional deterioration and corruption may adversely affect the Argentine economy and financial condition, which in turn could adversely affect our business, financial condition and results of operations.

The lack of a solid institutional framework and the notorious incidents of corruption that have been identified as a significant problem for Argentina present meaningful challenges to a robust economic recovery.

The Argentine economy is sensitive to local political events. Such political events could generate uncertainty and be adverse for the development of a stable market for business in the country, which could affect the Argentine economy and, indirectly, the business, results of operations and financial situation of the Company.

Likewise, institutional deterioration and corruption may adversely affect Argentina's economy and financial situation, which in turn could adversely affect the business, equity and financial situation and results of the Company's operations.

The absence of a solid institutional framework and corruption have been pointed out as an important problem for Argentina and continue to be. In the World Bank’s “Doing Business 2019” report, Argentina ranked 119th out of 190 countries. The report made by the World Bank is annual and evaluates regulations that favor or restrict business activity. Doing Business consists of quantitative indicators on business regulations and the protection of property rights that can be compared in 190 economies.

Recognizing that the failure to address these issues could increase the risk of political instability, distort decision-making processes and adversely affect Argentina’s international reputation and its ability to attract foreign investment, the Macri administration announced various measures aimed at strengthening Argentina’s institutions and reducing corruption. These measures include offering plea arrangements and reduced prison sentences in exchange for collaborating with the judicial branch in corruption investigation proceedings, greater access to public information, the seizure of assets of officials prosecuted for corruption, the increase of the powers of the Argentine Anti-Corruption Office and the approval of a new public ethics law, among others. The Argentine Government’s ability to implement these initiatives remains uncertain since it would require the participation of the judiciary as well as the support of opposition legislators. We cannot guarantee that the implementation of these measures will be successful or if implemented that such measures will have the intended outcomes.

Current corruption investigations in Argentina could have an adverse impact on the development of the economy and investor confidence.

The Argentine Government has announced a large-scale corruption investigation in Argentina. The investigation relates to payments over the past decade to government officials from businessmen and companies who had been awarded large government contracts. As of the date of this annual report, several Argentine businessmen, mainly related to public works, and approximately fifteen former government officials of the Fernández de Kirchner administration are being investigated for bribery to the State. As a result, on September 17, 2018, the former president of Argentina, Cristina Fernandez de Kirchner, and several businessmen were prosecuted for illegal association, and goods with an aggregate value of Ps.4 billion were seized. One year after the investigations, the trial already accumulates 174 defendants, of which 71 are awaiting the impending elevation to oral trial. The rest, 103, are still pending confirmation or not of their prosecutions in the Federal Court of Appeals.

Depending on the results of such investigations and the time necessary to conclude them, the companies involved could face, among other consequences, a decrease in their credit rating, be subject to claims by their investors, as well as restrictions on financing through the capital markets and a reduction in their revenues. In turn, the lack of future financing for these companies could affect the realization of the projects or works that are currently in execution.

As of the date of this annual report, the consequences that the investigation could have in the future, and the impact of the investigation on the economic situation of the companies investigated, on the contracts concluded by them, on their financial situation and, therefore, on the level of economic activity of the country and in the local market.

While the Macri government has announced and proposed several measures aimed at strengthening Argentine institutions and reducing corruption, such as reducing criminal sentences in exchange for cooperation with the judiciary in corruption investigations, greater access to public information, confiscation of assets of corrupt officials, increased powers of the Anti-Corruption Office and the approval of the new law on public ethics and criminal liability of legal persons, among others, the ability to put in the practice of these initiatives is uncertain, since it would require the participation of the Judiciary, which is independent, as well as legislative support from the opposition parties.

The lack of resolution of these issues could increase the risk of political instability, distort decision-making processes and adversely affect Argentina's international prestige and ability to attract foreign investment, all of which could adversely affect the results of Company operations.

In addition, the effects of these investigations could affect the investment levels in infrastructure in Argentina, as well as the continuation, development and completion of public works and Public-Private Participation (PPP) projects, which could ultimately lead to lower growth in the Argentine economy. On December 2018, the Argentine Government announced that there will be no tenders under the PPP projects during the following months, due to the high financing costs of the projects as a result of the increased country risk and the obstacles to access to external credit.

As of the date of this annual report, we cannot estimate the impact that this investigation could have on the Argentine economy. Likewise, we cannot predict for how long corruption investigations could continue, what other companies might be involved, or how important the effects of these investigations might be. In turn, all these circumstances and the decrease in investors’ confidence, among other factors, could have a significant adverse impact on the development of the Argentine economy, which could adversely affect our business, financial condition and the results of our operations.

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

Argentine financial institutions must comply with all the rules on money laundering established by the Central Bank, the UIF and, if applicable, the CNV. In this sense, Resolution No. 121/2011 issued by the UIF was applicable to financial entities subject to the regime of the Financial Entities Law, entities subject to the system of Law No. 18.924, with its amendments, and human persons and legal entities authorized by the Central Bank to operate in the sale of foreign currency in the form of money or checks issued in foreign currency or through the use of debit or credit cards or in the transfer of funds within and outside the national territory. Resolution No. 229/2011 issued by the UIF was applicable to brokers and brokerage firms, mutual fund management companies, secondary market agents, intermediaries in the purchase or rental of negotiable securities that operate under the stock market orbit of commerce with or without adhered markets and intermediary agents registered in the futures or options markets. Resolutions No. 121/2011 and 229/2011 regulated, among other things, the obligation to receive documentation from customers and the terms, obligations and restrictions for the fulfillment of the duty of information regarding operations suspected of money laundering and financing of terrorism. Resolution No. 21/2018 dated March 5, 2018 issued by the UIF was sanctioned to complement Resolution No. 30-E / 2017 and is addressed to the financial. Resolution No. 21/2018 establishes the guidelines for risk management of money laundering and terrorist financing, minimum compliance standards for the prevention of money laundering and new methodologies regarding the policy of prevention of money laundering to be implemented by the Obliged Subjects.

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

The company’s internal policies and procedures might not be sufficient to guarantee compliance with anti-corruption and anti-bribery laws and regulations.

Our operations are subject to various anti-corruption and anti-bribery laws and regulations, including the Corporate Criminal Liability Law and the U.S. Foreign Corrupt Practices Act of 1977 (the “FCPA”). Both the Corporate Criminal Liability Law and the FCPA impose liability against companies who engage in bribery of government officials, either directly or through intermediaries. The anti-corruption laws generally prohibit providing anything of value to government officials for the purposes of obtaining or retaining business or securing any improper business advantage. As part of our business, we may deal with entities in which the employees are considered government officials. We have a compliance program that is designed to manage the risks of doing business in light of these new and existing legal and regulatory requirements.

Although we have internal policies and procedures designed to ensure compliance with applicable anti-corruption and anti-bribery laws and regulations, there can be no assurance that such policies and procedures will be sufficient. Violations of anti-corruption laws and sanctions regulations could lead to financial penalties being imposed on us, limits being placed on our activities, our authorizations and licenses being revoked, damage to our reputation and other consequences that could have a material adverse effect on our business, results of operations and financial condition. Further, litigations or investigations relating to alleged or suspected violations of anti-corruption laws and sanctions regulations could be costly.

Risks relating to Our Business

We could be adversely affected by decreases in the value of our investments.

Our investments are exposed to the common risks generally inherent in the real estate industry, many of which are out of our control. Any of these risks could adversely and materially affect our business, financial condition and results of operations. Any returns on capital expenditures associated with real estate are dependent upon sales volumes and/or revenues from leases and the expenses incurred. In addition, there are other factors that may adversely affect the performance and value of a property, including local economic conditions prevailing in the area where the property is located, macroeconomic conditions in Argentina and globally, competition, our ability to find lessees and their ability to perform on their leases, changes in legislation and in governmental regulations (including relating to the use of properties, urban planning, real estate taxes) and exchange controls (given that the real estate market in Argentina relies on the U.S. dollar to determine valuations), variations in interest rates (including the risk of an increase in interest rates that reduces sales of lots for residential development) and the availability of third party financing. In addition, and given the relative illiquidity of the Argentine real estate market, we could be unable to effectively respond to adverse market conditionsand/or be compelled to undersell one or more properties. Some significant expenses, such as debt service, real estate taxes and operating and maintenance costs do not fall when there are circumstances that reduce the revenues from an investment, increasing our relative expenditures. These factors and events could impair our ability to respond to adverse changes in the returns on our investments, which in turn could have an adverse effect on our financial position and the results of our operations.

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

●
the amount of rent collected from tenants at our shopping malls;

●
changes in consumer demand and availability of consumer credit, both of which are highly sensitive to general macroeconomic conditions; and

●
fluctuations in occupancy levels in our shopping malls.

An increase in our operating costs, caused by inflation or otherwise, could have a material adverse effect on us if our tenants were to become unable to pay higher rent we may be required to impose as a result of increased expenses. Moreover, the shopping malls business is closely related to consumer spending and affected by prevailing economic conditions. All of our shopping malls and commercial properties are located in Argentina, and consequently, these operations may be adversely affected by recession or economic uncertainty in Argentina. For example, during the 2001-2002 economic crisis, consumer spending decreased as higher unemployment, political instability and high rates of inflation significantly reduced consumer spending and resulted in lower sales by our shopping mall tenants that led some tenants to shut stores. Persistently poor economic conditions could result in a decline in consumer spending which could have a material adverse effect on shopping mall revenue.

Our assets are highly concentrated in certain geographic areas and an economic downturn in such areas could have a material adverse effect on our results of operations and financial condition.

As of June 30, 2019, most of our revenue from leases and services provided by the Shopping Malls segment derived from properties located in the City of Buenos Aires and the Greater Buenos Aires metropolitan area.

In addition, all of our office buildings are located in Buenos Aires and a substantial portion of our revenues is derived from such properties. Although we own properties and may acquire or develop additional properties outside Buenos Aires and the Greater Buenos Aires metro area, we expect to continue to be largely affected by economic conditions affecting those areas. Consequently, an economic downturn in those areas could cause a reduction in our rental income and adversely affect our ability to comply with our debt service and fund operations.

Our performance is subject to the risks associated with our properties and with the real estate industry.

Our operating performance and the value of our real estate assets, and as a result, the value of our securities, are subject to the risk that our properties may not be able to generate sufficient revenues to meet our operating expenses, including debt service and capital expenditures, our cash flow needs and our ability to service our debt service obligations. Events or conditions beyond our control that may adversely affect our operations or the value of our properties include:

●
downturns in national, regional and local economies;

●
decrease in consumer spending and consumption;

●
competition from other shopping malls and sales outlets;

●
local real estate market conditions, such as oversupply or lower demand for retail space;

●
changes in interest rates and availability of financing;

●
the exercise by our tenants of their right to early termination of their leases;

●
vacancies, changes in market rental rates and the need to periodically repair, renovate and re-lease space;

●
increased operating costs, including insurance expenses, salary increases, utilities, real estate taxes, federal and local taxes and higher security costs;

●
the impact of losses resulting from civil disturbances, strikes, natural disasters, terrorist acts or acts of war;

●
significant fixed expenditures associated with each investment property, such as debt service payments, real estate taxes, insurance and maintenance costs;

●
declines in the financial condition of our tenants and our ability to collect rents when due;

●
changes in our or our tenants’ ability to provide for adequate maintenance and insurance that result in a reduction in the useful life of a property; and

●
changes in law or governmental regulations (such as those governing usage, zoning and real property taxes) or changes in the exchange controls or government action (such as expropriation).

If any one or more of the foregoing conditions were to affect our activities, this could have a material adverse effect on our financial condition and results of operations, and as a result, on the Company’s results.

An adverse economic environment for real estate companies and the credit crisis may adversely affect our results of operations.

The success of our business and profitability of our operations depend on continued investment in real estate and access to long-term financing. A prolonged crisis of confidence in real estate investments and lack of credit for acquisitions may constrain our growth and the maintenance of our current business and operations. As part of our strategy, we intend to increase our properties portfolio through strategic acquisitions at favorable prices, where we believe we can bring the necessary expertise to enhance property values. In order to pursue acquisitions, we may require capital or debt financing. Recent disruptions in the financial markets may adversely impact our ability to refinance existing debt and the availability and cost of credit in the future. Any consideration of sales of existing properties or portfolio interests may be offset by lower property values. Our ability to make scheduled payments or to refinance our existing debt obligations depends on our operating and financial performance, which in turn is subject to prevailing economic conditions. If disruptions in financial markets prevail or arise in the future, we cannot provide assurances that government responses to such disruptions will restore investor confidence, stabilize the markets or increase liquidity and the availability of credit.

Our revenue and profit may be materially and adversely affected by continuing inflation and economic activity in Argentina.

Our business is mainly driven by consumer spending since a portion of the revenue from our Shopping Mall segment derives directly from the sales of our tenants, whose revenue relies on the sales to consumers. As a result, our revenue and net income are impacted to a significant extent by economic conditions in Argentina, including the development in the textile industry and domestic consumption, which has experienced significant declines during 2019. Consumer spending is influenced by many factors beyond our control, including consumer perception of current and future economic conditions, inflation, political uncertainty, rates of employment, interest rates, taxation and currency exchange rates. Any continuing economic slowdown, whether actual or perceived, could significantly reduce domestic consumer spending in Argentina and therefore adversely affect our business, financial condition and results of operations.

The loss of tenants could adversely affect our operating revenues and value of our properties.

Although no single tenant represents more than 3.1% of our revenue in any fiscal year, if a significant number of tenants at our retail or office properties were to experience financial difficulties, including bankruptcy, insolvency or a general downturn of business, or if we failed to retain them, our business could be adversely affected. Further, our shopping malls typically have a significant “anchor” tenant, such as well-known department stores, that generate consumer traffic at each mall. A decision by such tenants to cease operating at any of our shopping mall properties could have a material adverse effect on our financial condition and the results of our operations. In addition, the closing of one or more stores that attract consumer traffic may motivate other tenants to terminate or to not renew their leases, to seek rent concessions and/or close their stores. Moreover, tenants at one or more properties might terminate their leases as a result of mergers, acquisitions, consolidations, dispositions or bankruptcies. The bankruptcy and/or closure of multiple stores, if we are not able to successfully release the affected space, could have a material adverse effect on both the operating revenues and underlying value of the properties involved.

We may face risks associated with acquisitions of properties.

As part of our growth strategy, we have acquired, and intend to do so in the future, properties, including large properties (such as Edificio República, Abasto de Buenos Aires and Alto Palermo Shopping), that tend to increase the size of our operations and potentially alter our capital structure. Although we believe that the acquisitions we have completed in the past and that we expect to undertake enhance our financial performance, the success of such transactions is subject to a number of uncertainties, including the risk that:

●
we may not be able to obtain financing for acquisitions on favorable terms;

●
acquired properties may fail to perform as expected;

●
the actual costs of repositioning or redeveloping acquired properties may be higher than our estimates;

●
acquired properties may be located in new markets where we may have limited knowledge and understanding of the local economy, absence of business relationships in the area or are unfamiliar with local governmental and permitting procedures; and

●
we may not be able to efficiently integrate acquired properties, particularly portfolios of properties, into our organization and to manage new properties in a way that allows us to realize cost savings and synergies.

Our future acquisitions may not be profitable.

We seek to acquire additional shopping malls to the extent we manage to acquire them on favorable terms and conditions and they meet our investment criteria. Acquisitions of commercial properties entail general investment risks associated with any real estate investment, including:

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

●
our pre-acquisition evaluation and the physical condition of each new investment may not detect certain defects or identify necessary repairs, which could significantly increase our total acquisition costs; and

●
our investigation of a property or building prior to its acquisition, and any representations we may receive from the seller of such building or property, may fail to reveal various liabilities, which could reduce the cash flow from the property or increase our acquisition cost.

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

The properties we acquire may be subject to unknown liabilities.

The properties that we acquire may be subject to unknown liabilities, in respect to which we may have limited or no recourse to the former owners. If a liability were asserted against us based on our ownership of an acquired property, we may be required to incur significant expenditures to settle, which could adversely affect our financial results and cash flow. Unknown liabilities relating to acquired properties could include:

●
liabilities for clean-up of undisclosed environmental contamination;

●
the costs of changes in laws or in governmental regulations (such as those governing usage, zoning and real property taxes); and

●
liabilities incurred in the ordinary course of business.

Our dependence on rental income may adversely affect our ability to meet our debt obligations.

A substantial part of our revenue is derived from rental income. As a result, our performance depends on our ability to collect rent from tenants. Our revenue and profits would be negatively affected if a significant number of our tenants or any significant tenant were to:

●
delay lease commencements;

●
decline to extend or renew leases upon expiration;

●
fail to make rental payments when due; or

●
close stores or declare bankruptcy.

Any of these actions could result in the termination of leases and the loss of related rental income. In addition, we cannot assure you that any tenant whose lease expires will renew that lease or that we will be able to re-let the space on economically reasonable terms. The loss of rental revenue from a number of our tenants and our inability to replace such tenants may adversely affect our profitability and our ability to comply with our debt service obligations.

It may be difficult to buy and sell real estate quickly and transfer restrictions may apply to part of our portfolio of properties.

Real estate investments are relatively illiquid and this tends to limit our ability to change the mix of our portfolio in response to economic circumstances or other conditions. In addition, significant expenditures associated with each investment, such as mortgage payments, real estate taxes and maintenance costs, are generally not reduced when an investment generates lower revenue. If revenue from a property declines while expenses remain the same, our results of operations would be adversely affected. Certain properties are mortgaged and if we were unable to meet our underlying payment obligations, we could suffer losses as a result of foreclosures on those mortgaged properties. Furthermore, if we are required to dispose of one or more of our mortgaged properties, we would not be able to obtain release of the mortgage interest without payment of the associated debt. The foreclosure of a mortgage on a property or inability to sell a property could adversely affect our business. In this kind of transactions, we may agree not to sell the acquired properties for a considerable time which could affect our results of operations.

Some of the land we have purchased is not zoned for development and we may be unable to obtain, or may face delays in obtaining, the necessary zoning permits and other authorizations.

We own several plots of land which are not zoned for our intended development plans. In addition, we have not yet applied for the required land-use, building, occupancy and other required governmental permits and authorizations for these properties. We cannot assure you that we will continue to be successful in our attempts to rezone land and to obtain all necessary permits and authorizations, or that rezoning efforts and permit requests will not be delayed or rejected. Moreover, we may be affected by building moratorium and anti-growth legislation. If we are unable to obtain the governmental permits and authorizations we need to develop our present and future projects as planned, we may be forced to make unwanted modifications to such projects or abandon them altogether.

Our ability to grow will be limited if we cannot obtain additional financing.

We must maintain liquidity to fund our working capital, service our outstanding indebtedness and finance investment opportunities. Without sufficient liquidity, we could be forced to curtail our operations or we may not be able to pursue new business opportunities. Our growth strategy is focused on the development and redevelopment of properties we already own and the acquisition of additional properties for development. As a result, we are likely to have to depend to an important degree on the availability of capital financing, which may or may not be available on favorable terms if at all. We cannot assure you that additional financing, refinancing or other capital will be available in the amounts we require or on favorable terms. Our access to debt or equity capital markets depends on a number of factors, including the market’s perception of our growth potential, our ability to pay dividends, our financial condition, our credit rating and our current and potential future earnings. Depending on these factors, we could experience delays or difficulties in implementing our growth strategy on satisfactory terms or at all.

Disease outbreaks or other public health concerns could reduce traffic in our shopping malls.

As a result of the outbreak of Swine Flu during the winter of 2009, consumers and tourists dramatically changed their spending and travel habits to avoid contact with crowds. Furthermore, several governments enacted regulations limiting the operation of schools, cinemas and shopping malls. Even though the Argentine government only issued public service recommendations to the population regarding the risks involved in visiting crowded places, such as shopping malls, and did not issue specific regulations limiting access to public places, a significant number of consumers nonetheless changed their habits vis-à-vis shopping malls. Similarly, the Zika virus pandemic may result in similar courses and outcomes. We cannot assure you that a new disease outbreak or health hazard (such as the Ebola outbreak in recent years) will not occur in the future, or that such an outbreak or health hazard would not significantly affect consumer and/or tourists’ activity. The recurrence of such a scenario could adversely affect our business and our results of operations.

Adverse incidents that occur in our shopping malls may result in damage to our reputation and a decrease in the number of customers.

Given that our shopping malls are open to the public, with ample circulation of people, accidents, theft, robbery, public protest and other incidents may occur in our facilities, regardless of the preventative measures we adopt. If such an incident or series of incidents occurs, shopping mall customers and visitors may choose to visit other shopping venues that they believe are safer, which may cause a reduction in the sales volume and operating income of our shopping malls.

Argentine laws governing leases impose restrictions that limit our flexibility.

Argentine laws governing leases impose certain restrictions, including the following:

●
a prohibition on including automatic price adjustment clauses based on inflation increases in leases; and

●
the imposition of a two-year minimum lease term for all purposes, except in particular cases such as embassy, consulate or international organization venues, room with furniture for touristic purposes for less than three months, custody and bailment of goods, exhibition or offering of goods in fairs or in cases where due to the circumstances, the subject matter of the lease requires a shorter term.

As a result, we are exposed to the risk of higher rates of inflation under our leases, and any exercise of rescission rights by our tenants could materially and adversely affect our business and results of operations. We cannot assure you that our tenants will not exercise such right, especially if rental rates stabilize or decline in the future or if economic conditions continue to deteriorate.

On October 1, 2014, the Argentine Congress adopted the amended Civil and Commercial Code which is in force since August 1, 2015 (the “Argentine Civil and Commercial Code”) which provides that leases must have a minimum term of two years and a maximum term of 20 years for residential properties and of 50 years for non-residential. The Argentine Civil and Commercial Code modifies the regime applicable to contractual provisions relating to foreign currency payment obligations by establishing that such obligations may be discharged in pesos. The prior legal framework required that debtors could only discharge their foreign currency payment obligations by paying in that currency. Although judicial decisions have held that this feature of the regulation can be set aside by the parties to an agreement, it is too early to determine if this is legally enforceable. Moreover, there are no judicial decisions on the scope of this amendment and, in particular, its impact on the ability of landlords and tenants to set aside the new provision and enforce such agreements before an Argentine court. In recent years certain rulings have been rendered affirming the obligation of a tenant to pay in foreign currency if the obligation was freely assumed.

We may be liable for certain defects in our buildings.

The Argentine Civil and Commercial Code imposes liability for real estate developers, builders, technical project managers and architects in case of hidden defects in a property for a period of three years from the date title on the property is tendered to the purchaser, even when those defects did not cause significant property damage. If any defect affects the structural soundness or make the property unfit for use, the liability term is ten years.

In our real estate developments, we usually act as developers and sellers while construction generally is carried out by third party contractors. Absent a specific claim, we cannot quantify the potential cost of any obligation that may arise as a result of a future claim, and we have not recorded provisions associated with them in our financial statements. If we were required to remedy any defects on completed works, our financial condition and results of operations could be adversely affected.

We could have losses if we have to resort to eviction proceedings in Argentina to collect unpaid rent because such proceedings are complex and time-consuming.

Although Argentine law permits filing of an executive proceeding to collect unpaid rent and a special proceeding to evict tenants, eviction proceedings in Argentina are complex and time-consuming. Historically, the heavy workloads of the courts and the numerous procedural steps required have generally delayed landlords’ efforts to evict tenants. Eviction proceedings generally take between six months and two years from the date of filing of the suit to the time of actual eviction.

Historically, we have sought to negotiate the termination of leases with defaulting tenants after the first few months of non-payment in an effort to avoid legal proceedings. Delinquency may increase significantly in the future, and such negotiations with tenants may not be as successful as they have been in the past. Moreover, new Argentine laws and regulations may forbid or restrict eviction, and in each such case they would likely have a material and adverse effect on our financial condition and results of operations.

The recurrence of a credit crisis could have a negative impact on our major customers, which in turn could materially adversely affect our results of operations and liquidity.

The global credit crisis that began in 2008 had a significant negative impact on businesses around the world. Similarly, Argentina is undergoing a credit crisis that could negatively impact our tenants’ ability to comply with their lease obligations. The impact of a future credit crisis on our major tenants cannot be predicted and may be quite severe. A disruption in the ability of our significant tenants to access liquidity could pose serious disruptions or an overall deterioration of their businesses, which could lead to a significant reduction in future orders of their products and their inability or failure to comply with their obligations, any of which could have a material adverse effect on our results of operations and liquidity.

We are subject to risks inherent to the operation of office buildings that may affect our profitability.

Office buildings are exposed to various factors that may affect their development, administration and profitability, including the following factors:

●
lower demand for office space;

●
a deterioration in the financial condition of our tenants that causes defaults under leases due to lack of liquidity, access to capital or for other reasons;

●
difficulties or delays renewing leases or re-leasing space;

●
decreases in rents as a result of oversupply, particularly offerings at newer or re-developed properties;

●
competition from developers, owners and operators of office properties and other commercial real estate, including sublease space available from our tenants;

●
maintenance, repair and renovation costs incurred to maintain the competitiveness of our office buildings;

●
exchange controls that may interfere with their ability to pay rents that generally are pegged to the U.S. dollar; and

●
an increase in our operating costs, caused by inflation or by other factors could have a material adverse effect on us if our tenants are unable to pay higher rent as a result of increased expenses.

Our investment in property development and management activities may be less profitable than we anticipate.

We are engaged in the development and construction of properties to be used for office, residential or commercial purposes, shopping malls and residential complexes, in general through third-party contractors. Risks associated with our development, reconversion and construction activities include the following, among others:

●
abandonment of development opportunities and renovation proposals;

●
construction costs may exceed our estimates for reasons including higher interest rates or increases in the cost of materials and labor, making a project unprofitable;

●
occupancy rates and rents at newly completed properties may fluctuate depending on a number of factors, including market and economic conditions, resulting in lower than projected rental revenue and a corresponding lower return on our investment;

●
pre-construction buyers may default on their purchase contracts or units in new buildings may remain unsold upon completion of construction;

●
lack of affordable financing alternatives in the private and public debt markets;

●
sale prices of residential units may be insufficient to cover development costs;

●
construction and lease commencements may not be completed on schedule, resulting in increased debt service expense and construction costs;

●
failure or delays in obtaining necessary zoning, land-use, building, occupancy and other required governmental permits and authorizations, or building moratoria and anti-growth legislation;

●
significant time lags between the commencement and completion of projects subjects us to greater risks due to fluctuation in the general economy;

●
construction may be delayed because of a number of factors, including weather, strikes or delays in receipt of zoning or other regulatory approvals, or man-made or natural disasters, resulting in increased debt service expense and construction costs;

●
changes in our tenants’ demand for rental properties outside of Buenos Aires; and

●
we may incur capital expenditures that require considerable time and effort and which may never be completed due to government restrictions or overall market conditions.

In addition, we may face claims for the enforcement of labor laws in Argentina. Many companies hire personnel from third-parties that provide outsourced services, and sign indemnity agreements if labor claims from employees of such third company arise. However, in recent years several courts have rejected the existence of independence in those labor relations and ruled that joint and several responsibility by both companies.

We are subject to risks associated with property development, such as cost overruns, design changes and timing delays arising from a lack of availability of materials and labor, weather conditions and other factors outside of our control, as well as financing costs that, may exceed original estimates, possibly making the associated investment unprofitable. Any delays or unanticipated expenses could adversely affect the investment returns from these development projects and harm our operating results.

Greater than expected increases in construction costs could adversely affect the profitability of our new developments.

Our businesses activities include real estate developments. One of the main risks related to this activity corresponds to potential increases in constructions costs, which may be driven by higher demand and new development projects in the shopping malls and buildings sectors. Increases higher than those included in the original budget may result in lower profitability than expected.

The increasingly competitive real estate sector in Argentina may adversely affect our ability to rent or sell office space and other real estate and may affect the sale and lease price of our premises.

Our real estate activities are highly concentrated in the Buenos Aires metropolitan area where the market is highly competitive due to a scarcity of properties in sought-after locations and an increasing number of local and international competitors. The Argentine real estate industry is highly competitive and fragmented and does not have high barriers to entry for new competitors. The main competitive factors in the real estate development business include availability and location of land, price, funding, design, quality, reputation and partnerships with developers. A number of residential and commercial developers and real estate service companies compete in identifying land acquisition opportunities, attracting financial resources, and appealing to prospective purchasers and tenants. Other companies, including joint ventures of foreign and local companies, have become increasingly active in the market, further increasing competition. If one or more of our competitors is able to acquire and develop desirable properties, because it has access to greater financial resources or otherwise, if we are unable to respond to such pressures as promptly as our competitors, or competition increases, our business and financial condition could be adversely affected.

All of our shopping mall and commercial office properties are located in Argentina. There are other shopping malls and independent retail stores and residential properties that are within the geographic scope of each of our properties. The number of competing properties in a particular area could have a material adverse effect both on our ability to lease retail space inour shopping malls or sell units in our residential complexes and on the amount of rent or the sale price that we are able to charge. We cannot assure you that other shopping mall operators will not invest in Argentina in the near future. If additional competitors become active in the shopping mall segment, such competition could have a material adverse effect on our results of operations.

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

Certain of our risks are not covered by insurance and some policy premiums may become too expensive.

We currently carry insurance policies that cover potential risks such as civil liability, fire, lost profit and floods, including extended coverage and losses from leases on all of our properties. Although we believe the policy specifications and insured limits of these policies are customary, there are certain types of losses, such  as lease and other contract claims, terrorism and acts of war that generally are not insured under the insurance policies offered in the Argentina.

In the event of a loss that was not insured or a loss in excess of insured limits, we could lose all or a portion of the capital we have invested in a property, as well as its anticipated future revenue. In such an event, we might nevertheless remain obligated for any mortgage debt or other financial obligations related to the property. We cannot assure you that material losses in excess of insurance proceeds will not occur in the future. If any of our properties were to experience a catastrophic loss, it could seriously disrupt our operations, delay revenue and result in large expenses to repair or rebuild the property. Insurance companies may no longer offer coverage against certain types of losses, such as losses due to terrorist acts and the existence of mold, or, if offered, these types of insurance may become too expensive.

We do not have life or disability insurance for our key employees. If any of our key employees were to die or become disabled, we could experience losses caused by a disruption in our operations which will not be covered by insurance, and this could have a material adverse effect on our financial condition and results of operations.

An uninsured loss or a loss that exceeds policy limits could subject us to lost capital or revenue on those properties.

The terms of our standard form property leases currently in effect, require tenants to indemnify and hold us harmless from liabilities resulting from injury to persons or property at or outside the premises, due to activities conducted on the properties, except for claims arising from negligence or intentional misconduct of our agents. Tenants are generally required, at the tenant’s expense, to obtain and keep in full force during the term of the lease, liability insurance policies. We cannot provide assurance that our tenants will be able to properly maintain their insurance policies or have the ability to pay deductibles. If an uninsured loss occurs or a loss arises that exceeds the combined aggregate limits for the policies, or if a loss arises that is subject to a substantial deductible under an insurance policy, we could lose all or part of our capital invested in, and anticipated revenue from, one or more of our properties, which could have a material adverse effect on our business, financial condition and results of operations.

Demand for our premium properties, aimed at high-income consumers, may not be sufficient.

We have focused on development projects that cater to affluent consumers and we have entered into property barter arrangements pursuant to which we contribute undeveloped land parcels to joint venture entities with developers who agree to deliver units at premium development locations in exchange for our land contribution. When the developers return these properties to us, demand for premium residential units could be significantly lower. In such case, we would be unable to sell these residential units at the estimated prices or time frame, which could have an adverse effect on our financial condition and results of operations.

Our level of debt may adversely affect our operations and our ability to pay our debt as it becomes due.

We had, and expect to have, substantial liquidity and capital resource requirements to finance our business. As of June 30, 2019, our consolidated financial debt amounted to Ps.23,531 million, including accrued and unpaid interest and deferred financing costs. As of June 30, 2019, 95.5% of our consolidated financial debt was denominated in U.S. dollars. Although we generate sufficient funds from our operating cash flows to meet our debt service obligations and our ability to obtain new financing is adequate, considering the current limited availability of loan financing in Argentina, we cannot assure you that we will have sufficient cash flows and adequate financial structure in the future.

The success of our business and the feasibility of our transactions depend on the continuity of investments in the real estate markets and our ability to access capital and debt financing. In the long-term, lack of confidence in real estate investments and lack of access to credit for acquisitions could restrict growth. As part of our business strategy, we will strive to increase our real estate portfolio through strategic acquisitions of properties at favorable prices and properties with added value which we believe meet the requirements to increase the value of our properties.

We may not be able to generate sufficient cash flows from operations to satisfy our debt service requirements or to obtain future financing. If we cannot satisfy our debt service requirements or if we default on any financial or other covenants in our debt arrangements, the lenders and/or holders of our securities will be able to accelerate the maturity of such debt or default under other debt arrangements. Our ability to service debt obligations or to refinance them will depend upon our future financial and operating performance, which will, in part, be subject to factors beyond our control such as macroeconomic conditions and regulatory changes in Argentina. If we cannot obtain future financing, we may have to delay or abandon some or all of our planned capital expenditures, which could adversely affect our ability to generate cash flows and repay our obligations as they become due.

Currency devaluations and exchange rate fluctuations against the argentine pesos could adversely affect our business, results of operations and financial condition.

We are exposed to exchange rate risk in relation to the U.S. Dollar. Although substantially all of our income is denominated pesos, 98.5% of our total debt was denominated in U.S. Dollars as of June 30, 2019. The argentine pesos have been subject to volatility in the past and could be subject to significant fluctuations in the future given the prevalence of a free-float exchange regime. Current or unforeseen events in the international markets, fluctuations in interest rates, or changes in capital flows, may cause exchange rate instability that could generate sharp movements in the value of the argentine pesos in which we operate. The main drivers of exchange rate volatility in past years have been significant fluctuations of commodity prices as well as general uncertainty and trade imbalances in the global markets. Severe devaluation or depreciation of the currencies of the countries in which we operate could again result in governmental intervention or disruption of foreign exchange markets.

Any increase in the value of the U.S. Dollar with respect to the argentine pesos in which we operate will increase our debt service costs measure in argentine pesos in which we operate, which could adversely affect our business, results of operations and financial condition.

The shift by consumers to purchasing goods over the internet, where barriers to entry are low, may negatively affect sales at our shopping malls.

In recent years, internet retail sales have grown significantly in Argentina, even though the market share of such sales is still modest. The Internet enables manufacturers and retailers to sell directly to consumers, diminishing the importance of traditional distribution channels such as retail stores and shopping malls. We believe that our target consumers are increasingly using the Internet, from home, work or elsewhere, to shop electronically for retail goods, and this trend is likely to continue. Retailers at our properties face increasing competition from online sales and this could cause the termination or non-renewal of their leases or a reduction in their gross sales, affecting our percentage rent based revenue. If e commerce and retail sales through the Internet continue to grow, retailers’ and consumers’ reliance on our shopping malls could be materially diminished, having a material adverse effect on our financial condition, results of operations and business prospects.

Our business is subject to extensive regulation and additional regulations may be imposed in the future.

Our activities are subject to Argentine federal, state and municipal laws, and to regulations, authorizations and licenses required with respect to construction, zoning, use of the soil, environmental protection and historical landmark preservation, consumer protection, antitrust and other requirements, all of which affect our ability to acquire land, buildings and shopping malls, develop and build projects and negotiate with customers. In addition, companies in this industry are subject to increasing tax rates, the introduction of new taxes and changes inthe taxation regime. We are required to obtain permits from different government agencies in order to carry out our projects. Maintaining our licenses and authorizations can be costly. If we fail to comply with such laws, regulations, licenses and authorizations, we may face fines, project shutdowns, and cancellation of licenses and revocation of authorizations.

In addition, public agencies may issue new and stricter standards, or enforce or construe existing laws and regulations in a more restrictive manner, which may force us to incur expenditures in order to comply. Development activities are also subject to risks of potential delays in or an inability to obtain all necessary zoning, environmental, land-use, development, building, occupancy and other permits and authorizations. Any such delays or failures to obtain such government approvals may have an adverse effect on our business.

In the past, the Argentine government regulations regarding leases in response to housing shortages, high rates of inflation and difficulties in accessing credit. Such regulations limited or prohibited increases on rental prices and prohibited eviction of tenants, even for failure to pay rent. Most of our leases provide that tenants pay all costs and taxes related to their respective leased areas. In the event of a significant increase in such costs and taxes, the Argentine government may respond to political pressure to intervene by regulating this practice, thereby negatively affecting our rental income. We cannot assure you that the Argentine government will not impose similar or other regulations in the future. Changes in existing laws or the enactment of new laws governing the ownership, operation or leasing of shopping malls and office properties in Argentina could negatively affect the real estate and the rental market and materially and adversely affect our operations and financial condition.

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

Further, we believe that our success also depends, to a significant extent, on the continued success of IRSA which owns approximately 82.35% of our outstanding shares as of June 30, 2019. IRSA is engaged in a range of real estate, investment and other business activities, many of which are different from our business, including IRSA’s significant investments in Banco Hipotecario, an Argentine bank, and IDB Development Corporation, a large conglomerate in Israel engaged in a range of businesses including real estate, telecommunications, supermarkets, agribusiness and insurance. As a result, IRSA is exposed to certain important risks, as described in its audited consolidated financial statements and its filings with the SEC, which under certain circumstances could have a material adverse effect on its financial condition, results of operations and business prospects. We cannot assure you that IRSA will not be adversely affected by the risks that it faces (including those relating to its investments in Banco Hipotecario or IDB Development Corporation), and we believe that if IRSA were to be so affected, the market perception of the group of companies controlled by Eduardo Sergio Elsztain, including us, could be adversely affected as well.

Labor relations may negatively impact us.

As of June 30, 2019, 46.6% of our workforce was represented by unions under collective bargaining agreements. Although we currently enjoy good relations with our employees and their unions, we cannot assure you that labor relations will continue to be positive or that deterioration in labor relations will not materially and adversely affect us.

Our results of operations include unrealized revaluation adjustments on investment properties, which may fluctuate significantly over financial periods and may materially and adversely affect our business, results of operations and financial condition.

As of June 30, 2019, we had fair value losses on investment properties of Ps.25,863 million. Although the upward or downward revaluation adjustments reflect unrealized capital gains or losses on our investment properties during the relevant periods, the adjustments were not actual cash flow or profit generated from the sales or rental of our investment properties. Unless such investment properties are disposed of at similarly revalued amounts, we will not realize the actual cash flow. The amount of revaluation adjustments has been, and will continue to be, significantly affected by the prevailing property markets and will be subject to market fluctuations in those markets.

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

Due to the currency mismatches between our assets and liabilities, we have high currency exposure.

As of June 30, 2019, the majority of our liabilities, such as our Series 2 and Series 4 Notes, were denominated in U.S. dollars while our revenues are mainly denominated in pesos. This currency gap exposes us to a risk of volatility, which circumstances may adversely affect our financial results if the U.S. dollar appreciates against the peso. Any depreciation of the peso against the U.S. dollar increases the nominal amount of our debt in pesos, which further adversely affects our results of operation and financial condition and may increase the collection risk of our leases and other receivables from our tenants and mortgagees, most of which generate peso denominated revenues.

We issue debt in the local and international capital markets as one of its main sources of funding and our capacity to successfully access the local and international markets on favorable terms affects our cost of funding.

Our ability to successfully access the local and international capital markets and on acceptable terms depends largely on capital markets conditions prevailing in Argentina and internationally. We have no control over capital markets conditions, which can be volatile and unpredictable. If we are unable to issue debt in the local and/or international capital markets and on terms acceptable to us, whether as a result of regulations, a deterioration in capital markets conditions or otherwise, we would likelybe compelled to seek alternatives for funding, which may include short-term or more expensive funding sources. If this were to happen, we may be unable to fund our liquidity needs at competitive costs and our business results of operations and financial condition may be materially and adversely affected.

Property ownership through joint ventures or investees may limit our ability to act exclusively in our interest.

We develop and acquire properties in joint ventures with other persons or entities or make minority investments in entities when we believe circumstances warrant the use of such structures. For example, we currently own 50% of Quality Invest S.A. (“Quality Invest”), a joint venture that holds our investment in the Nobleza Piccardo plant. We could engage in a dispute with one or more of our joint venture partners or controlling shareholder in an investment that might affect our ability to operate a jointly-owned property. Moreover, our joint venture partners or controlling shareholder in an investment may, at any time, have business, economic or other objectives that are inconsistent with our objectives, including objectives that relate to the timing and terms of any sale or refinancing of a property. For example, the approval of certain of our investors is required with respect to operating budgets and refinancing, encumbering, expanding or selling any of these properties. In some instances, our joint venture partners or controlling shareholder in an investment may have competing interests in their markets that could create conflicts of interest. If the objectives of our joint venture partners or controlling shareholder in an investment are inconsistent with our own objectives, we will not be able to act exclusively in our interests.

If one or more of the investors in any of our jointly owned properties were to experience financial difficulties, including bankruptcy, insolvency or a general downturn of business, there could be an adverse effect on the relevant property or properties and in turn, on our financial performance. Should a joint venture partner or controlling shareholder in an investment declare bankruptcy, we could be liable for our partner’s common share of joint venture liabilities or liabilities of the investment vehicle.

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

IRSA as of June 30, 2019, owned 82.35% of our common shares (or approximately 103,775,448 common shares, which may be exchanged for an aggregate of 25,943,862 ADSs). Sales of a large number of our common shares and/or ADSs would likely have an adverse effect on the market price of our common shares and the ADS.

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

Based on the past and projected composition of our income and assets and the valuation of our assets, including goodwill, we do not believe we were a passive foreign investment company, or “PFIC,” for United States federal income tax purposes for the taxable year ending June 30, 2019, and do not currently expect to become a PFIC, although there can be no assurance in this regard. The determination of whether we are a PFIC is made annually. Accordingly, it is possible that we may be a PFIC in the current or any future taxable year due to changes in our asset or income composition or if our projections are not accurate. The volatility and instability of Argentina’s economic and financial system may substantially affect the composition of our income and assets and the accuracy of our projections. In addition, this determination is based on the interpretation of certain U.S. Treasury regulations relating to rental income, which regulations are potentially subject to different interpretation. If we become a PFIC, U.S. Holders (as defined in “Item 10. Additional Information—Taxation—United States taxation”) of our common shares or the ADSs will be subject to certain United States federal income tax rules that have negative consequences for U.S. Holders such as additional tax and an interest charge upon certain distributions by us or upon a sale or other disposition of our common shares or the ADSs at a gain, as well as reporting requirements. Please see “Item 10. Additional Information—Taxation—United States taxation—Passive foreign investment company” for a more detailed discussion of the consequences if we are deemed a PFIC. You should consult your own tax advisors regarding the application of the PFIC rules to your particular circumstances.

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

For example, holders of our common shares will receive notice of shareholders’ meetings through publication of a notice in the CNV’s website, an Official Gazette in Argentina, an Argentine newspaper of general circulation and the bulletin of the Buenos Aires Stock Exchange, and will be able to exercise their voting rights by either attending the meeting in person or voting by proxy. ADS holders, by comparison, will not receive notice directly from us. Instead, in accordance with the deposit agreement, we will provide the notice to the ADS Depositary. If we ask the ADS Depositary to do so, the ADS Depositary will mail to holders of ADSs the notice of the meeting and a statement as to the manner in which instructions may be given by holders. To exercise their voting rights, ADS holders must then instruct the ADS Depositary as to voting the common shares represented by their ADSs. Under the deposit agreement, the ADS Depositary is not required to carry out any voting instructions unless it receives a legal opinion from us that the matters to be voted would not violate ourbylaws or Argentine law. We are not required to instruct our legal counsel to give that opinion. Due to these procedural steps involving the ADS Depositary, the process for exercising voting rights may take longer for ADS holders than for holders of common shares and common shares represented by ADSs may not be voted as you desire.

Under Argentine law, shareholder rights may be fewer or less well defined than in other jurisdictions.

Our corporate affairs are governed by our bylaws and by Argentine corporate law, which differ from the legal principles that would apply if we were incorporated in a jurisdiction in the United States, such as the States of Delaware or New York, or in other jurisdictions outside Argentina. In addition, your rights or the rights of holders of our common shares to protect your or their interests in connection with actions by our board of directors may be fewer and less well defined under Argentine corporate law than under the laws of those other jurisdictions. Although insider trading and price manipulation are illegal under Argentine law, the Argentine securities markets are not as highly regulated or supervised as the U.S. securities markets or markets in some other jurisdictions. In addition, rules and policies against self dealing and regarding the preservation of shareholder interests may be less well defined and enforced in Argentina than in the United States, putting holders of our common shares and ADSs at a potential disadvantage.

Restrictions on the movement of capital out of Argentina may impair your ability to receive dividends and distributions on, and the proceeds of any sale of, the common shares underlying the ADSs.

The Argentine government imposed restrictions on the conversion of Argentine currency into foreign currencies and on the remittance to foreign investors of proceeds from their investments in Argentina. Argentine law currently permits the government to impose these kind of restrictions temporarily in circumstances where a serious imbalance develops in Argentina’s balance of payments or where there are reasons to foresee such an imbalance. We cannot assure you that ADS Depositary for the ADSs may hold the pesos it cannot convert for the account of the ADS holders who have not been paid. No assurance can be given that payments to non-resident investors will not suffered delays or be subject to any additional restrictions, under the current foreign exchange market regulations or future regulations that may be enacted. In this regard, we suggest consulting with the corresponding custodian banks about the exchange regulations applicable. See “Item 10. Additional Information—D. Exchange Controls.”

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

We may not pay any dividends.

In accordance with Argentine corporate law we may pay dividends to shareholders out of net and realized profits, if any, as set forth in our Audited Consolidated Financial Statements prepared in accordance with IFRS. The approval, amount and payment of dividends are subject to the approval by our shareholders at our annual ordinary shareholders meeting.

The approval of dividends requires the affirmative vote of a majority of the shareholders entitled to vote present at the meeting. As a result, we cannot assure you that we will be able to generate enough net and realized profits so as to pay dividends or that our shareholders will decide that dividends will be paid.

Our ability to pay dividends is limited by law and by certain agreements.

In accordance with Argentine corporate law, we may pay dividends in pesos out of retained earnings, if any, to the extent set forth in our Audited Consolidated Financial Statements prepared in accordance with IFRS. Our shareholders’ ability to receive cash dividends may be limited by the ability of the ADS Depositary to convert cash dividends paid in pesos into U.S. dollars. Under the terms of our deposit agreement with the depositary for the ADSs, to the extent that the depositary can in its judgment convert pesos (or any other foreign currency) into U.S. dollars on a reasonable basis and transfer the resulting U.S. dollars to the United States, the depositary will promptly as practicable convert or cause to be converted all cash dividends received by it on the deposited securities into U.S. dollars. If in the judgment of the depositary this conversion is not possible on a reasonable basis (including as a result of applicable Argentine laws, regulationsand approval requirements), the depositary may distribute the foreign currency received by it or in its discretion hold such currency uninvested for the respective accounts of the owners entitled to receive the same. As a result, if the exchange rate fluctuates significantly during a time when the depositary cannot convert the foreign currency, you may lose some or all of the value of the dividend distribution.

You might be unable to exercise preemptive or accretion rights with respect to the common shares underlying your ADSs.

Under Argentine corporate law, if we issue new common shares as part of a capital increase, our shareholders will generally have the right to subscribe for a proportional number of common shares of the class held by them to maintain their existing ownership percentage, which is known as preemptive rights. In addition, shareholders are entitled to the right to subscribe for the unsubscribed common shares of either the class held by them or other classes which remain unsubscribed at theend of a preemptive rights offering, on a pro rata basis, which is known as accretion rights. Under the deposit agreement, the ADS Depositary will not exercise rights on your behalf or make rights available to you unless we instruct it to do so, and we are not required to give that instruction. In addition, you may not be able to exercise the preemptive or accretion rights relating to the common shares underlying your ADSs unless a registration statement under the US Securities Act of 1933 is effective with respect to those rights or an exemption from the registration requirements of the Securities Act is available. We are not obligated to file a registration statement with respect to the common shares relating to these preemptive rights, and we cannot assure you that we will file any such registration statement. Unless we file a registration statement or an exemption from registration is available, you may receive only the net proceeds from the sale of your preemptive rights by the ADS Depositary or, if the preemptive rights cannot be sold, they will be allowed to lapse. As a result, US holders of common shares or ADSs may suffer dilution of their interest in our company upon future capital increases.

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

Since 1996, we have expanded our real estate activities in the shopping mall segment, through the acquisition and development of the following shopping malls: Paseo Alcorta, Alto Palermo Shopping, Alto Avellaneda, Alto NOA, Abasto Shopping, Patio Bullrich, Mendoza Plaza Shopping, Alto Rosario, Córdoba Shopping Villa Cabrera, Dot Baires, Soleil Premium Outlet, La Ribera Shopping, Patio Olmos Shopping, Distrito Arcos and Alto Comahue Shopping.

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

In 2007, through Panamerican Mall S.A. (“PAMSA”), we started the construction of one of our most important projects called “Polo Dot”, a Shopping Mall, an Office Building and different plots of land to develop three additional office buildings (one of them may include a hotel). This project is located in Saavedra neighborhood, at the intersection of Avenida General Paz and the Panamerican Highway. First, the Shopping Mall Dot Baires was developed and opened on May, 2009 and then the Office Building was opened in July 2010, which meant our landing on the growing corridor of rental offices located in the North Zone of Buenos Aires. In addition, on June 5, 2017, we reported the acquisition of the historic Philips Building, adjacent to the Dot Baires Shopping Mall, located in Saavedra neighbourhood in the City of Buenos Aires. It has 4 office floors, a total gross leasable area of approximately 7,755 square meters which has a remaining construction capacity of approximately 20,000 square meters. Likewise, through PAMSA, we developed the Zetta building, A+ and potentially LEED building, which was inaugurated on May, 2019, it has 11 office floors with a profitable area of 32,173 square meters, fully leased at the opening date.

As of June 30, 2019, our main shareholder is IRSA which owns 82.35% of our share capital outstanding. Our shares are listed on the ByMA and NASDAQ, under the symbol “IRCP”.

As of June 30, 2019, we own 15 shopping malls in Argentina, 14 of which are operated by us, totaling 332,150 square meters and 115,378 square meters of gross leasable in 8 premium office buildings of rental office property.

Significant acquisitions, dispositions and development of businesses

The following is a description of the most significant events in terms of acquisitions, dispositions, real estate barter transactions and other transactions which occurred during the years ended June 30, 2019, 2018 and 2017:

Fiscal year ended June 30, 2019

Acquisitions

Acquisition of Catalinas

The Company’s Board of Directors has approved the acquisition from its parent company IRSA of 14,213 sqm of gross leasable area of the building under development called “Catalinas” in the City of Buenos Aires. The building consists of 35,208 sqm of gross leasable area in 30 office floors and 316 underground parking lots located in 4 basements and is currently under construction. The purchase price was fixed at US$ 60.3 million. Previously, IRSA Propiedades Comerciales had acquired 16,194 sqm from IRSA. Accordingly, after completing the transaction mentioned above, IRSA Propiedades Comerciales will have acquired the total sum of 30,407 sqm of gross leasable area, equivalent to a total 86.37% of the building's gross leasable area.

As of June 30, 2019, work progress was 68% and completion of the building is expected for the last quarter of the fiscal year 2020.

Incorporation of La Maltería S.A.

On July 11, 2018, “La Malteria S.A.” was formed, with a capital contribution of Ps.0.1 million represented by 100,000 common shares. The Company subscribed 95,000 common shares and the remaining 5,000 were subscribed by FIBESA Sociedad Anónima.

The price of the operation was set at US$ 7.0 million, which have been fully paid.

Moreover, there are two adjoining properties to “La Maltería” of approximately 49,000 sqm and 57,000 sqm respectively, with the execution of the deed pending for a total amount of US$ 720,825, of which 10% has already been paid and the balance will be paid at the time of signing the deed.

The purpose of this acquisition is the future development of a mixed-use project, with a total construction capacity of approximately 177.000 sqm, given that the property has location and scale characteristics for a real estate development with great potential.

Incorporation of Pareto S.A.

On October 8, 2018, Pareto S.A. was incorporated. Its purpose is to design, program and develop software and mobile and web applications.

Pareto started with equity of 100,000 common shares of which 65% were subscribed by IRSA Propiedades Comerciales.

On December 17, 2018, a capital contribution was approved resulting in the issuance of 16,500 shares, fully subscribed by IRSA Propiedades Comerciales, resulting in a 69.96% ownership stake, with paid in capital of Ps.3.5 million per share, amounting Ps.58.3 million.

On December 17, 2018, Espacio Digital S.A. (“EDSA”), transferred assets to Pareto which includes the source code of the application, clients portfolio and brand held by EDSA for a consideration of US$0.6 million.

Dispositions

Tarshop – Sale

On February 14, 2019, we sold the entire shareholding of the Company in Tarshop S.A. to Banco Hipotecario S.A. With this acquisition, Banco Hipotecario S.A. will become the holder of 100% of the capital stock of Tarshop S.A. The loss for this transaction amounted was Ps.123.9 million.

Fiscal year ended June 30, 2018

Acquisitions

Acquisition of La Arena

On February 20, 2018, through our subsidiary Ogden Argentina S.A. (“OASA”), which we indirectly control through Entertainment Holdings S.A. (“EHSA”), acquired a 60% equity interest in La Arena S.A., which developed and operates the stadium known as DirecTV Arena, located in Tortuguitas, in the Province of Buenos Aires. The price for the equity stake was US$4.2 million, of which US$1.9 million was outstanding as of the date of this annual report.

Acquisition of plot of land La Plata

On March 22, 2018, we acquired, directly and indirectly, 100% of a plot of land of 78,614 square meters located in the city of La Plata, Province of Buenos Aires. The price for the acquisition was US$7.5 million, which has been fully paid.

The operation was completed through the purchase of 100% of the shares of common stock of Centro de Entretenimientos La Plata S.A. ("CELAP"), which owns 61.85% of the property, and the direct purchase of the remaining 38.15% of shares of common stock from union-related third parties.

The purpose of this acquisition is the future development of a mixed-use project, given that the property has characteristics for a commercial development in a high potential district.

Acquisition of plot of land in Mendoza

On March 14, 2018, we acquired a 3,641 square meters plot of land adjacent to Mendoza Shopping, for a total amount of US$1.2 million. As of the date of this annual report, US$0.8 million remained outstanding.

Dispositions

Sale of units in Intercontinental Building

We sold 851.8 square meters over to one floor of office and eight parking lots in the Intercontinental Plaza building. The total amount of the transaction was US$3 million, which was fully paid by the purchaser.

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

Purchase of Philips Building

On June 5, 2017, we acquired the Philips Building located in Saavedra, Buenos Aires, next to the DOT Shopping Mall for US$ 29 million. The building has a GLA of 7,755 square meters and is intended for office development and lease. Furthermore, we signed a loan for use with the seller for a term of seven months and 15 days.

Catalinas Tower

On November 16, 2016, our parent company, IRSA entered into an agreement with DYCASA S.A. for the construction and development of Catalinas Tower within an initial term of 28 months. Completion is expected in March 2019. On April 6, 2016, we purchased from IRSA a portion of the units to be developed at this property.

Dispositions

Sale of units in Intercontinental Building

We sold 2,432 square meters over to three floors of office space and 24 parking lots in the Intercontinental Plaza building, where we continue to own 3,876 square meters profitable of the building. The total amount of the transaction was US$9 million, which has already fully paid by the purchaser.

Capital Expenditures

Fiscal Year 2019

During the fiscal year ended June 30, 2019, we incurred capital expenditures of Ps. 4,651.0 million, of which: (i) Ps. 1,753.4 million was used in the acquisition of investment properties, mainly, in the offices segment; and (ii) Ps. 62.6 million was related to the acquisition of property, plant and equipment; and (iii) Ps. 2,835.0 million was related to advanced payments mainly by the acquisition of new units on the Catalinas building.

Fiscal Year 2018

During the fiscal year ended June 30, 2018, we incurred capital expenditures of Ps. 2,354.8 million, of which: (i) Ps. 2,151.5 million was used in the acquisition of investment properties, mainly, in the Offices segment; and (ii) Ps. 36.7 million was related to the acquisition of property, plant and equipment; and (iii) Ps. 166.6 million was related to advanced payments.

Fiscal Year 2017

During the fiscal year ended June 30, 2017, we incurred capital expenditures of Ps.1,862.8 million, of which: (i) Ps.1,465.3 million was used in the acquisition of investment properties; (ii) Ps.51.5 million was incurred for the acquisition of property, plant and equipment; and (iii) Ps.346.0 million was related to advanced payments.

Recent Developments

Recapitalization agreement TGLT

On August 8, 2019, we entered into certain arrangements with TGLT S.A. (“TGLT”) providing for collaboration in TGLT’s financial restructuring and recapitalization. We participated in the recapitalization agreement whereby TGLT committed: (i) to make a public offer to subscribe Class A preferred shares at a subscription price of US$1.00 per share; (ii) to make a public offering of new Class B preferred shares which may be subscribed by (a) the exchange for ordinary shares of TGLT, at an exchange ratio of one Class B preferred share for every 6.94 ordinary shares of the Company and / or (b) the exchange for convertible notes, at an exchange ratio of a Class B preferred share for each US$1.00 of convertible notes (including accumulated and unpaid interests under the existing convertible notes); and (iii) to grant an option to subscribe new Class C preferred shares in a public offer for cash to be carried out if: (a) the public offer of Class A and Class B preferred shares are consummated and (b) a minimum number of option holders have exercised that option at a subscription price per Class C preferred share of US$1.00 (or its equivalent in pesos). In addition, as a holder of convertible notes of TGLT, we entered into an agreement that defers interest payments due on the convertible notes until November 8, 2019  (which may be further defer) and an option agreement by which Class C preferred shares may be subscribed. Finally, in support of the recapitalization plan, we entered into a commitment with TGLT to subscribe for newly issued common shares and make capital contributions in kind up to US$24 million. Implementation of the TGLT recapitalization is subject to different conditions and the approval of TGLT and CNV.

Coto Residential Project

On October 25, 2019, we transferred to a non-related third party air rights over a “Coto” supermarket located in the Abasto neighborhood of the City of Buenos Aires for the development of a residential building (“Tower 1”). Tower 1 will have 22 floors of studio to two-bedroom apartments, totaling an area of 8,400 sqm.

The amount of the operation was set at US$ 4.5 million: US$ 1 million in cash and the balance by delivering at least 35 apartment units to us, representing the equivalent of 24.20% of the owned square meters, with a minimum guaranteed of 1,982 sqm.

Within thirty months of the execution date of such agreement, when certain conditions have been met, We must transfer to the same unrelated third party the rights to build a second apartment building.

Shareholders’ meeting

Our 2019 annual meeting of shareholders was held on October 30, 2019 and it was decided, among others: (1) approve the distribution of dividends in cash for up to an amount equal to Ps.595,000,000;(2) appointment of regular directors and alternate directors for a term of three fiscal years. See “ITEM 6. Directors, Senior Management and Employees”;(3) approve the implementation of an incentive plan for employees, management and directors, without issue premium, for up to 1% of the stock capital in effect as of the time of execution of the plan.

B. Business Overview

We own, develop and manage commercial real estate properties, which consist primarily of shopping malls and office buildings throughout Argentina. We are currently the largest owner and operator of shopping malls and one of the largest owners of office buildings and other commercial properties in Argentina in terms of gross leasable area and number of rental properties according to data published by the Argentine Chamber of Shopping Centers.

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

●
“Others” includes the entertainment activity throughout ALG Golf Center S.A. (La Arena), La Rural and others.

Shopping malls

We own 15 shopping malls of which we manage 14, with an aggregate 332,150 square meters of GLA as of June 30, 2019. Of the 15 shopping malls we own, six are located in the City of Buenos Aires, two in the Greater Buenos Aires area, and the others in the provinces of Salta, Santa Fé, Mendoza, Córdoba and Neuquén. In addition, we operate La Ribera Shopping in the City of Santa Fé which we own through a joint venture, and own the historic building of Patio Olmos shopping mall in the Province of Córdoba, which mall is operated by a third party.

The following table shows selected information about our shopping malls as of June 30, 2019:

Shopping malls	Date of acquisition/development	Location	GLA(sqm)(1)	Number of stores	Occupancy rate (%) (2)	Ourownership interest (%) (3)	Rental revenue (in thousands of Ps.)
Alto Palermo	Dec-97	City of Buenos Aires	18,637	134	99.1	100.0	985,103
Abasto Shopping(4)	Nov-99	City of Buenos Aires	36,802	166	98.7	100.0	918,038
Alto Avellaneda	Dec-97	Buenos Aires Province	37,958	129	98.6	100.0	659,724
Alcorta Shopping	Jun-97	City of Buenos Aires	15,725	114	97.9	100.0	484,545
Patio Bullrich	Oct-98	City of Buenos Aires	11,396	85	93.5	100.0	282,061
Buenos Aires Design(5)	Nov-97	City of Buenos Aires	—	—	—	53.68	37,499
Dot Baires Shopping	May-09	City of Buenos Aires	48,827	169	74.5	80.0	777,410
Soleil Premium Outlet	Jul-10	Buenos Aires Province	15,158	79	99.0	100.0	256,650
Distrito Arcos	Dec-14	City of Buenos Aires	14,335	65	99.4	90.0	442,073
Alto Noa Shopping	Mar-95	City of Salta	19,311	86	99.5	100.0	173,222
Alto Rosario Shopping(4)	Nov-04	City of Rosario	33,534	140	99.6	100.0	477,555
Mendoza Plaza Shopping	Dec-94	City of Mendoza	42,876	130	97.3	100.0	286,628
Córdoba Shopping	Dec-06	City of Córdoba	15,361	102	99.3	100.0	172,347
La Ribera Shopping	Aug-11	City of Santa Fé	10,530	68	94.6	50.0	60,030
Alto Comahue	Mar-15	City of Neuquén	11,700	100	96.2	99.9	292,929
Patio Olmos(6)	Sep-07	City of Córdoba	—	—	—	—	—
Total			332,150	1,567	94.7		6,305,814

(1) Corresponds to gross leasable area at each property. Excludes common areas and parking spaces.
(2) Calculated dividing occupied square meters by leasable area as of the last day of the fiscal year.
(3) Company’s effective interest in each of its business units.
(4) Excludes Museo de los Niños (3,732 square meters in Abasto and 1,261 square meters in Alto Rosario).
(5) End of concession December 5, 2018 and we returned the property to the government of Buenos Aires complying with the end of the concession term.
(6) IRSA CP owns the historic building of the Patio Olmos shopping mall in the Province of Córdoba, operated by a third party, and does not include the rental revenues of Patio Olmos, for more details see “Our Shopping Malls-Overview.”

The following table shows information about our expansions and our future expansions on current assets as of June 30, 2019:

Expansions	Ownership interest (%)	Surface(sqm)	Locations
Alto Rosario	100	2,000	Santa Fé Province
Alto Palermo Adjoining Plot	100	3,900	City of Buenos Aires
Alto Avellaneda	100	1,300	Buenos Aires Province
Dot Baires Shopping	80	1,600	City of Buenos Aires
Subtotal current expansions		8,800
Other future expansions(1)		98,055
Subtotal future expansiones		106,855
Total Shopping Malls		106,855
Patio Bullrich - Offices / Hotel	100	10,000	City of Buenos Aires
Philips Building	100	20,000	City of Buenos Aires
Subtotal future expansions		30,000
Total Offices		30,000

Total expansions		136,855

(1)  Includes Alto Palermo, Paseo Alcorta, Alto Avellaneda, Soleil, Alto Noa, Alto Rosario, Mendoza, Córdoba y La Ribera Shopping

Offices and other properties

We own, develop and manage eight office buildings and other rental and investment properties throughout Argentina as part of our Offices and other properties segment.

Offices

As of June 30, 2019, we owned and managed eight office buildings located in the City of Buenos Aires with 115,378 square meters of total gross leasable area and a land reserve with potential for development of an additional 30,832 square meters of office space, in addition to our current project under development (Catalinas).

The following table shows selected information regarding our office buildings as of June 30, 2019:

	Date ofacquisition/development	GLA (sqm)(1)	Occupancy rate(2)	Ownership interest	Total rental income for the fiscal year ended June 30, 2019
			(%)	(%)	(in thousands of Ps.)
Offices
AAA & A buildings
República Building	Dec-14	19,885	95.2	100	310,782
Bankboston Tower	Dec-14	14,865	93.5	100	234,089
Intercontinental Plaza(3)	Dec-14	2,979	100.0	100	32,097
Bouchard 710	Dec-14	15,014	100.0	100	257,367
Dot Building	Nov-06	11,242	100.0	80	157,249
Zetta	Jun-19	32,173	97.5	80	349,519
Total AAA & A buildings		96,158	97.2		1,341,103
B buildings
Philips	Jun-17	7,755	45.7	100	63,956
Suipacha 652/64	Dec-14	11,465	44.6	100	79,887
Total B buildings		19,220	45.0		143,843
		115,378	88.3	N/A	1,484,945

(1) Corresponds to the total leasable surface area of each property. Excludes common areas and parking spaces.
(2) Calculated by dividing occupied square meters by total gross leasable area of the relevant property. Excludes common areas and parking spaces.
(3) We own 13.2% of the equity in the building which has 22,535 square meters of gross leasable area.

Other Properties

We also own or receive income from other rental properties and from our land reserve. As of June 30, 2019, we owned other rental properties and land reserves with a total of 121,902 square meters of gross leasable area.

The following table shows selected information regarding our Other Properties as of June 30, 2019:

	Date of acquisition/development	GLA(sqm)(1)	Occupancy rate (%) (2)	Ownership interest (%)	Total rental income (in thousands of Ps.)
Other Rental Properties
Nobleza Piccardo(3)	May-11	109,610	78.4	50	14,302
Subtotal rental properties		109,610	78.4		14,302
Land Reserves
Caballito - Ferro (4)	Nov-97	—	—	100	3
Dot Plot of Land Annex	Nov-06	3,881	100.0	80	13,616
Anchorena 665	Jan-09	3,374	15.0	100	803
Chanta IV	Jul-01	—	—	100	2,818
Intercontinental Plot of Land(4)	Dec-14	50	100.0	100	113
Subtotal Land Reserves		7,305	60.7		17,353
Total Other Properties		116,915	77.3		31,654

(1) Corresponds to the total leasable surface area of each property. Excludes common areas and parking spaces.
(2) Calculated by dividing occupied square meters by total gross leasable area of the relevant property.
(3) Owned by Quality Invest in which we have a 50% equity stake.
(4) Corresponds to Sales and Development.

Other assets

We also have strategic investments in other businesses, which we believe complement our overall strategy and rental leasing operations. The following table shows a description of and our ownership interest in other assets as of June 30, 2019:

	Description	Ownership interestas of June 30, 2019 (%)
La Rural(1)	Commercial operation at “Predio Ferial de Palermo” (Palermo exhibition mall) and Concession for the Exhibition and Convention Center of the City of Buenos Aires	50.0
DirecTV Arena(2)	Commercial operation of the Directv Arena stadium located in Tortuguitas, Pilar, Province of Buenos Aires.	60.0
CONIL(4)	Two functional units for which we will receive 1,389 m2 of retail store space, one apartment and 1 parking space.	100.0
TGLT(3)	Real estate company in which we own an equity interest	3.7
Beruti(4)	36 residential apartments, 32 residential and 171 commercial parking spaces received through a barter agreement with TGLT, in exchange for a plot of land. As of June 30, 2019, 2 apartments, 13 residential parking spaces and 171 commercial parking spaces remain available for sale.	100.0
Pareto(4)	A 100% digital customer loyalty system that promotes benefits and discounts in all our shopping malls.	69.96

(1) Joint venture 50% owned by us.
(2) Owned by OA SA, which we own 70% equity interest.
(3) This investment is recorded as a financial asset under our Financial Operations and Others business segment. On August 1, 2017, we exercised our preemptive subscription and accretion rights and purchased 22,225,000 Subordinated Notes Convertible into Newly Issued Shares of TGLT for more information see “—Others Assets- TGLT (real estate)”.
(4) Owned by IRSA CP.

As of June 30, 2019, our total assets were Ps.80,999 million, and our shareholders’ equity was Ps.40,613 million. Our operating income for the fiscal years ended June 30, 2019, 2018 and 2017 was Ps.(20,733) million, Ps.15,402 million and Ps.(17) million, respectively. For the fiscal ended June 30, 2019, revenues from our Shopping Malls segment and our Offices segment were Ps.5,976 million and Ps.1,510 million, respectively, representing 78.2% and 19.8%, respectively, of our total segment revenues for the fiscal year.

The following table sets forth certain operating and financial data by business segment for the fiscal years indicated:

	For the fiscal year endedJune 30,
	2019	2018	2017
	(in millions of Ps.)
Shopping Malls
Revenues	5,975.7	6,821.8	6,991.5
Operating income	5,432.4	6,241.9	6,246.4
Adjusted Segment EBITDA	4,439.8	5,239.4	5,259.8
Segment Net Operating Income	5,158.3	5,902.3	5,916.6
Offices
Revenues	1,509.7	865.0	882.2
Operating income	1,427.4	771.6	810.9
Adjusted Segment EBITDA	1,244.1	648.3	684.7
Segment Net Operating Income	1,391.2	724.3	765.2
Sales and Developments
Revenues	40.4	185.5	202.8
Operating income	4.5	137.0	140.0
Adjusted Segment EBITDA	(105.0)	180.8	52.5
Segment Net Operating Income	(1.1)	122.1	128.9
Others
Revenues	117.5	17.2	1.9
Operating income	17.8	(10.7)	(1.5)
Adjusted Segment EBITDA	(293.0)	(24.3)	8.1
Segment Net Operating Income / (loss)	13.2	(15.4)	(4.8)
The following chart illustrates a breakdown of our consolidated revenues by operating segment for the fiscal year ended June 30, 2019:

Revenues for the fiscal year ended June 30, 2019
(in millions of Ps.)

 The following table sets forth the book value of our principal business segments as of June 30, 2019:

Fair value of investment properties	As of June 30, 2019
(in millions of Ps.)
Shopping malls	35,057
Offices	21,352
Land reserves and properties under development and Others	5,860
Total	62,270

Gross leasable area

The following graphic illustrates our total gross leasable area growth over the years for both shopping malls and offices (in thousands of sqm).

Strengths

We believe that our principal strengths include the following:

●  Leader in commercial real estate in Argentina. Currently, we are the largest owner and operator of shopping malls based on data published by the Argentine Chamber of Shopping Centers and one of the largest owners of office buildings in Argentina measured by gross leasable area and number of rental properties. We own 15 shopping malls, of which we operate 14, with 332,150 square meters of total gross leasable area, and eight office buildings with 115,378 square meters of total gross leasable area, each as of June 30, 2019.

●  Leading market share of shopping malls in the City of Buenos Aires. We have a leading market share of shopping malls in the City of Buenos Aires. As of June 30, 2019, we had a 68% share of the market for shopping malls in the City of Buenos Aires based on INDEC’s statistics.

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

●  Strong cash flow generation. Historically, including during periods of economic instability, our business has generated considerable and sustained cash from operations.

●  Positioned for further growth. We believe we are well-positioned to benefit from further development in Argentina’s business environment. We are currently developing an expansion project of our Alto Palermo shopping mall, as well as in our office buildings, Catalinas, which we expect will become operational during fiscal year 2020. We also have land reserve with potential for development of an additional 62,998 square meters of office space, in addition to our current project under development (Catalinas).

        ●  Experienced and committed management team. IRSA was founded in 1994 by Eduardo Elsztain, who continues to be the chairman of our board of directors and who shares with other founding members a consistent long-term vision: to become the best-managed and most profitable commercial real estate company in Argentina. Our senior management team has considerable experience in real estate management and development, which are critical for our operational and strategic decision-making processes.

Business strategy

As a company engaged in acquisition, development and management of commercial properties, including shopping malls, offices and other rental properties in Argentina, we seek (i) to generate stable cash flows derived from operation of our rental properties and (ii) to increase the long-term value of our real estate assets. We seek to fulfill these objectives and maintain our leadership in our markets mainly by implementing the following strategies.

Investment strategy

We seek to satisfy unmet demand for shopping venues in urban centers in Argentina while striving to enhance the shopping experience of our tenants’ customers. In addition, we look to benefit from unsatisfied demand for premium office buildings in the City of Buenos Aires. We intend to achieve these objectives by implementing the following strategies:

●  Selectively develop and acquire shopping malls. We seek to develop shopping malls with different business formats principally in urban areas that are either densely populated or that display appealing growth prospects, including the Buenos Aires metropolitan area, certain provincial cities in Argentina and possibly in certain locations abroad. An example is our acquisition in 2010 of the first shopping mall ever to operate in Argentina, Soleil Factory, which we converted into the first premium outlet mall in the country. In 2014, we developed the first premium outlet mall in the City of Buenos Aires, an open space mall in the Palermo neighborhood called Distrito Arcos. Our company was a pioneer in the premium outlet mall segment in Argentina, which had not been previously explored in the country, while also diversifying a portfolio that targets evolving consumer styles and profiles. Both malls have been great successes in terms of sales and number of visitors. Our strategically locatedland reserves position us well to develop new shopping malls in areas we believe enable our malls to target consumers with attractive demographics. Furthermore, we seek to selectively acquire shopping malls that we believe can benefit from our knowhow, tenant relationships, centralized management and leasing strategies, thereby enabling us to enter new markets and generate synergies within our existing portfolio.

●  Acquire and develop premium office buildings. After the economic crisis in Argentina in 2001 and 2002, investment in premium office buildings has been limited. As a result, we believe there is a significant unmet demand for such properties, mainly in the City of Buenos Aires. We seek to attract a premium corporate tenant base and seek to purchaseand develop premium office buildings in commercial districts that are strategically located in the City of Buenos Aires and other attractive locations as part of our strategy to become the leading property owner and manager of premium office buildings in Argentina.

●  Continue to improve our properties. We consistently look for ways to improve our properties and make them more attractive for our tenants and their customers. For example, we have invested in the expansion of Alto Palermo Shopping and are re styling the food courts at Alcorta Shopping and Patio Bullrich Shopping. In addition, we added technological improvements in our shopping malls such as automatic lights indicating parking space availability and automated parking payment in order to simplify and enhance the shopping experience of our tenants’ customers. We also continually look for ways to increase our lease renewal rates by collaborating with our tenants to improve the functionality of their leased space.

●  Develop ancillary projects that complement our business. We seek to develop real estate projects that complement our existing shopping mall operations, both commercial and residential, leveraging the positive impact our commercial developments generate on the value of the properties and taking advantage of the flow of clients at the projects we operate. As an example, the development of the offices at Polo Dot, which are located within the samecomplex as our Dot Baires shopping mall, the land swaps carried out in Córdoba, Rosario and Abasto and the recent acquisitions of mixed-use properties in places of great potential such as La Plata (Buenos Aires) and Maltería Hudson.

Operational strategy

Our main operational goal is to maximize the profitability of our portfolio of properties. We aspire to attain this goal by implementing the following operational strategies:

●
Strengthen and consolidate relationships with our tenants. It is essential to our continued success to maintain a strong relationship with our tenants. We seek to maintain business relationships with over 1,000 companies and retail brands that comprise our group of tenants in our shopping malls. We carry out periodic improvement works at our shopping malls so that they remain modern and attractive and that we can offer to the customers a superior shopping experience, while maintaining, in turn, competitive occupancy costs for our tenants. In addition, we seek to offer a wide range of products and services, including advice and administrative and marketing activities to optimize and simplify their operations.

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

●
Improve brand awareness and consumer/tenant loyalty. We strive to improve brand recognition and consumers’ and tenants’ loyalty in our shopping malls with expansive marketing campaigns, including marketing campaigns, promotional events and different marketing initiatives aimed at highlighting our premium shopping experience tailored to the preferences of end-consumers of our shopping malls. We also seek to improve tenant and consumer loyalty by adding value to our properties through high-quality entertainment and food court offerings aimed at increasing shoppers’ visit frequency and duration. We are also working in Data collection and analysis of relevant information of our customers to increase sales in the real and virtual world.

●
Improve operating margins. We seek to benefit from our economies of scale in order to profit from cost savings and improve our operating margins.

●
Increase exposure to the “Events and Entertainment business” as a complement to our shopping malls business. Our investment in La Rural, Buenos Aires & Punta del Este Exhibition and Convention Center and the acquisition of the stadium DirecTV Arena in the Province of Buenos Aires are examples of our new initiative to expand our footprint in events and entertainment which we also believe complements our existing operating segments.

Our Shopping Malls

Overview

As of June 30, 2019, we owned a majority interest in and operated a portfolio of 15 shopping malls in Argentina, six of which are located in the City of Buenos Aires (Abasto, Alcorta Shopping, Alto Palermo Shopping, Patio Bullrich, Dot Baires Shopping and Distrito Arcos), two in the greater Buenos Aires area (Alto Avellaneda and Soleil Premium Outlet), and the rest in different provinces (Alto Noa in the City of Salta, Alto Rosario in the City of Rosario, Mendoza Plaza in the City of Mendoza, Córdoba Shopping Villa Cabrera and Patio Olmos (operated by a third party) in the City of Córdoba, La Ribera Shopping in Santa Fe (through a joint venture) and Alto Comahue in the City of Neuquén).

The shopping malls we operate comprise, as of June 30, 2019, a total of 332,150 square meters of gross leasable area (excluding certain spaces occupied by hypermarkets (box stores) which are not our tenants). Total tenant sales at our shopping mall properties, as reported by retailers, were Ps.66,075 million for fiscal year 2019 and Ps.76,747 million for fiscal year 2018, a decrease of 13.9% in real terms (a 27.2% increase in nominal terms). Tenant sales at our shopping malls are relevant to our overall revenues and profitability  because it is an important factor in determining rent our tenants pay. Sales also affect tenant’s overall occupancy costs as a percentage of that tenant’s sales.

 The following table sets forth total rental income for each of our shopping malls for the fiscal years indicated:

	For the fiscal years ended June 30, (1)
	2019	2018	2017
	(in millions of Ps.)
Alto Palermo	985	1,060	1,095
Abasto Shopping	919	1,427	1,490
Alto Avellaneda	660	741	744
Alcorta Shopping	485	514	516
Patio Bullrich	282	298	317
Buenos Aires Design (2)	37	121	131
Dot Baires Shopping	777	761	774
Soleil Premium Outlet	257	269	250
Distrito Arcos	442	434	417
Alto Noa Shopping	173	195	193
Alto Rosario Shopping	478	512	536
Mendoza Plaza Shopping	287	314	324
Córdoba Shopping Villa Cabrera	172	190	191
La Ribera Shopping(3)	60	64	62
Alto Comahue	293	252	245
Subtotal	6,306	7,152	7,285
Patio Olmos (4)	7	7	8
Reconciliation adjustments (5)	(339)	(340)	(300)
Total	5,976	6,822	6,993

(1)  Includes base rent, percentage rent, admission rights, fees, parking, commissions, revenues from non-traditional advertising and others. Does not include Patio Olmos.
(2)  End of concession term was December 5, 2018
(3)  Through our joint venture Nuevo Puerto Santa Fé S.A.
(4)  We owns the historic building where the Patio Olmos shopping mall is located in the province of Cordoba. The property is managed by a third party.
(5)  Includes indirect incomes and eliminations between segments.

The following table sets forth our revenues from cumulative leases by revenue category for the fiscal years presented:

	For the fiscal year ended June 30,
	2019	2018	2017
	(in millions of Ps.)
Base rent	3,070	3,681	3,717
Percentage rent	1,249	1,314	1,409
Total rent	4,319	5,002	5,126
Non-traditional advertising	157	175	145
Revenues from admission rights	737	823	881
Fees	86	104	105
Parking	337	421	423
Commissions	173	271	285
Other	167	33	26
Revenues before expenses and collective promotion fund	5,976	6,822	6,991
Expenses and collective promotion fund	2,388	2,877	3,305
Total(1)	8,364	9,699	10,296

Tenant retail sales

For the 2019 fiscal year, our tenants’ shopping mall sales reached Ps.66,075 million, posting an decrease of 13.9% in real terms compared to the 2018 fiscal year (an increase of 27.2% in nominal terms). Sales at the shopping malls located in the City of Buenos Aires and Greater Buenos Aires recorded year-on-year decreases of 14.0% in real terms (an increase of 26.8% in nominal terms), from Ps.53,234 million in fiscal year 2018 to Ps.45,762 million during fiscal year 2019, whereas sales at shopping malls located outside the Buenos Aires metropolitan area decreased approximately 13.6% in real terms (an increase of 7.9% in nominal terms) compared to the 2018 fiscal year, from Ps.23,513 million to Ps.20,313 million during fiscal year 2019.

The following table sets forth the total retail sales of our shopping mall tenants for the fiscal years indicated:

	For the fiscal years ended June 30,
	2019	2018	2017
	(in millions of Ps.)
Alto Palermo	8,106	8,958	9,173
Abasto Shopping	8,597	10,104	10,135
Alto Avellaneda	7,709	9,720	9,552
Alcorta Shopping	4,572	4,897	4,857
Patio Bullrich	3,003	2,715	2,718
Buenos Aires Design (1)	393	1,249	1,180
Dot Baires Shopping	6,589	8,360	8,244
Soleil Premium Outlet	3,538	3,963	3,785
Distrito Arcos	3,255	3,267	3,205
Alto Noa Shopping	2,919	3,526	3,488
Alto Rosario Shopping	6,497	7,248	6,981
Mendoza Plaza Shopping	5,179	6,117	6,003
Córdoba Shopping Villa Cabrera	2,119	2,506	2,588
La Ribera Shopping(2)	1,517	1,835	1,692
Alto Comahue	2,082	2,281	2,095
Total	66,075	76,747	75,696

(1) End of concession term was December 5, 2018
(2) Owned by Nuevo Puerto Santa Fé S.A., in which we are a joint venture partner.

The following chart depicts aggregate gross sales our shopping mall tenants for the fiscal years presented.

Total sales by type of business

The following table sets forth the retail sales of our shopping mall tenants by type of business for the fiscal years indicated:

	For the fiscal years ended June 30,
	2019	2018	2017
	(in millions of Ps.)
Anchor Store	3,576	4,401	4,114
Clothing and footwear	36,716	40,038	40,588
Entertainment	2,215	2,382	2,587
Home and decoration	1,468	2,149	2,104
Restaurants	7,400	8,462	8,064
Miscellaneous	8,284	9,064	8,738
Services	788	828	561
Electronic Appliances	5,628	9,425	8,940
Total	66,075	76,747	75,696

Occupancy rate

The following table sets forth the occupancy rate expressed as a percentage of gross leasable area of each of our shopping malls for the fiscal years indicated:

	As of June 30,
	2019	2018	2017
	(%)

Alto Palermo	99.1	99.5	99.3
Abasto Shopping	98.7	99.1	96.8
Alto Avellaneda	98.6	98.9	99.3
Alcorta Shopping	97.9	99.8	98.1
Patio Bullrich	93.5	97.1	97.6
Buenos Aires Design (1)	N/A	96.1	97.2
Dot Baires Shopping	74.5	99.5	99.9
Soleil Premium Outlet	99.0	97.7	100.0
Distrito Arcos	99.4	99.7	100.0
Alto Noa Shopping	99.5	96.8	99.4
Alto Rosario Shopping	99.6	99.5	99.6
Mendoza Plaza Shopping	97.3	98.3	97.1
Córdoba Shopping Villa Cabrera	99.3	100.0	98.1
La Ribera Shopping	94.6	94.9	97.6
Alto Comahue	96.2	94.4	96.4
Total (2)	94.7	98.5	98.5

(1)  End of concession December 5, 2018, and we returned the property to the government of Buenos Aires complying with the end of the concession term
(2)  As of June 30, 2019, the occupancy rate decreased mainly due to 12,600 square meters vacancy generated by Walmart in Dot Baires Shopping. Excluding this effect, the occupancy would have been 98.5%.

 The following chart depicts the average occupancy rate for all our shopping malls for each fiscal year presented:

Shopping Malls — Occupancy rates (%) per fiscal year

(1)  As of June 30, 2019, the occupancy rate decreased mainly due to 12,600 square meteres vacancy generated by Walmart in Dot Baires Shopping. Excluding this effect, the occupancy would have been 98.5%.

Rental price

The following table shows the annual average rental price per square meter for the fiscal years indicated:

	For the fiscal years ended June 30,(1)
	2019	2018	2017
	(in Ps.)
Alto Palermo	36,165	40,326	42,386
Abasto Shopping	17,635	23,671	23,563
Alto Avellaneda	13,541	15,980	17,359
Alcorta Shopping	21,367	23,180	24,403
Patio Bullrich	16,409	17,373	18,282
Buenos Aires Design (2)	—	5,679	5,841
Dot Baires Shopping	9,319	10,586	11,051
Soleil Premium Outlet	13,854	15,183	15,293
Distrito Arcos	25,462	25,619	24,843
Alto Noa Shopping	7,612	8,970	8,920
Alto Rosario Shopping	11,511	12,741	14,336
Mendoza Plaza Shopping	5,504	6,369	6,369
Córdoba Shopping Villa Cabrera	9,114	10,408	10,489
La Ribera Shopping	4,748	5,318	5,470
Alto Comahue	20,769	25,221	23,961

(1) Corresponds to consolidated annual accumulated rental prices according to the IFRS divided by gross leaseable square meters. Does not include revenues from Patio Olmos.
(2) End of concession December 5, 2018 and we returned the property to the government of Buenos Aires complying with the end of the concession term

Lease expirations(1)(2)

The following table sets forth the schedule of estimated lease expirations for our shopping malls for leases in effect as of June 30, 2019, assuming that none of our tenants exercise their option to renew or terminate their leases prior to expiration:

	As of June 30, 2019
Agreements’ Expiration	Number of agreements(1)	Square meters to expire	Due to expire(%)	Total lease payments (in millions of Ps.)(3)	Agreements(%)
Vacant Stores	58	17,511	5.3
Expired in-force	61	44,878	13.5	125.2	5.4
As of June 30, 2020	532	78,782	23.7	796.0	34.4
As of June 30, 2021	394	57,712	17.4	598.7	25.9
As of June 30, 2022	366	53,977	16.3	496.4	21.5
As of June 30, 2023 and subsequent years	156	79,290	23.9	296.2	12.8
Total	1,567	332,150	100.0	2,312.6	100.0

(1) Includes vacant stores as of June 30, 2019. A lease may be associated with one or more stores.
(2) Does not reflect our ownership interest in each property.
(3) The amount expresses the annual base rent as of June 30, 2019 of agreements due to expire.

             Five largest tenants of the portfolio

The five largest tenants of the portfolio (in terms of sales) conforms approximately 17.3% of their gross leasable area as of June 30, 2019 and represent approximately 6.7% of the annual basic rent for the fiscal year ending in that date.

New leases and renewals

The following table shows certain information about our leases agreement as of June 30, 2019:

	Number of agreements	Annual base rent (in millions of Ps.)	Annual admission rights (in millions of Ps.)	Average annual baserent per sqm (Ps.)		Number of non-renewed agreements(1)	Non-renewed agreements (1) annual base rent amount (in millions of Ps.)
Type of business				New and renewed	Former agreements
Clothing and footwear	450	546.9	112.8	8,841.1	8,682.3	531	914.7
Restaurant	137	136.3	24.2	10,779.8	8,890.5	61	160.5
Miscellaneous(2)	97	117.1	31.9	12,031.2	13,197.3	120	204.1
Home	46	53.9	9.3	6,950.2	7,170.4	42	117.8
Services	52	52.1	23.0	5,887.2	4,552.1	0	42.5
Entertainment	26	39.6	4.2	1,896.0	1,509.8	3	55.2
Supermarket	2	11.4	0	1,075.2	839.3	0	4.4
Total	810	957.4	205.4	7,235.4	6,910.2	757	1,499.1
(1) Includes vacant stores as of June 30, 2019. Gross leasable area with respect to such vacant stores is included under the type of business of the last tenant to occupy such stores.
(2) Miscellaneous includes anchor store.

Principal Terms of our Leases

Under the Argentine Civil and Commercial Code lease terms may not exceed 20 years (residential) or 50 years (commercial), except for leases regulated by Law No. 25,248 which states leases on real property are not subject to term restrictions. Generally, terms of our lease agreements range from three to ten years.

Leasable space in our shopping malls is marketed through an exclusive arrangement with our wholly owned subsidiary and real estate broker Fibesa S.A., or “Fibesa.” We use a standard lease for most tenants at our shopping malls, the terms and conditions of which are described below. However, our largest or “anchor” tenants generally negotiate better terms for their respective leases. No assurance can be given that lease terms will be as set forth in the standard lease.

Rent amount specified in our leases generally is the higher of (i) a monthly base rent and (ii) a specified percentage of the tenant’s monthly gross sales in the store, which generally ranges between 2% and 10% of tenant’s gross sales. In addition, pursuant to the rent increase clause in most of our leases, a tenant’s base rent generally increases between 10% and 15% on a semi-annually and cumulative basis from the seventh (7th) month of effectiveness of the lease. Although many of our leases agreements contain price adjustment provisions, these are not based on an official index nor do they reflect the inflation index. In the event of litigation, there can be no assurance that we may be able to enforce such clauses contained in our leases.

In addition to rent, we charge most of our tenants an admission right, which must be paid upon execution of the lease and upon its renewal. The admission right is normally paid as a lump sum or in a small number of monthly installments. If the tenants pay this fee in installments, the tenants are responsible for paying the balance of any such unpaid amount if they terminate the lease prior to its expiration. In the event of unilateral termination and/or resolution for breach by the tenants, tenants will not be refunded their admission payment without our consent. We lease our stores, kiosks and spaces in our shopping malls through our wholly-owned subsidiary Fibesa. We charge our tenants a fee for the brokerage services, which usually amounts to approximately three months of the base rent plus the admission right.

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

We carry out promotional and marketing activities designed to draw consumer traffic to our shopping malls. These activities are paid for with the tenants’ contributions to the Common Promotional Fund, or “CPF,” which is administered by us. Tenants are required to contribute 15% of their rent (base rent plus percentage rent) to the CPF. We may increase the percentage tenants must contribute to the CPF by up to 25% of the original amount set forth in the corresponding lease. We may also require tenants to make extraordinary contributions to the CPF to fund special promotional and marketing campaigns or to cover the costs of special promotional events that benefit all tenants. We may require tenants to make these extraordinary contributions up to four times a year provided that each extraordinary contribution may not exceed 25% of the tenant’s immediately preceding monthly rent.

Each tenant leases its rental unit as a shell without any fixtures and is responsible for building out the interior its unit. Any modifications and additions to the units must be pre-approved by us. We have the option to charge the tenant for costs incurred in remodeling the units and for removing any additions made to the unit left behind at lease expiration. Tenants also are responsible for obtaining adequate insurance for their rental units, which must cover damage caused by fire, glass breakage, theft and flood, in addition to civil liability and workers’ compensation coverage.

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

Detailed information regarding our shopping malls

Set forth below is certain information regarding our shopping mall portfolio, including certain key lease provisions.

Alto Palermo, City of Buenos Aires

Alto Palermo is a 134-store shopping mall that opened in 1990 in Palermo, a well-known middle class and densely populated neighborhood in the City of Buenos Aires. Alto Palermo is located at the intersection of Santa Fe and Coronel D’az avenues, only a few minutes from downtown Buenos Aires with nearby access from the Bulnes subway station. Alto Palermo has a total developed area of 65,029 square meters (including parking) that consists of 18,637 square meters of gross leasable area. Alto Palermo has an entertainment center and a food court with 13 restaurants. Alto Palermo is spread out over four levels and has a 642-car pay parking lot of approximately 30,000 square meters. Alto Palermo’s targeted clientele are middle-income individuals between the ages of 28 and 45.

During the fiscal year ended on June 30, 2019, the public visits to Alto Palermo generated retail sales totaling approximately Ps.8,106 million, 9.5% below in real terms sales during the 2018 fiscal year. Average sales per square meter reached Ps.434,936. Total rental income decreased from Ps.752 million in real terms for fiscal year ended June 30, 2018 compared to Ps.674 million for fiscal 2019, which represents annual revenues per gross leasable square meter of Ps.36,165 in fiscal year 2019 and Ps.40,326 in fiscal year 2018.

As of June 30, 2019, Alto Palermo’s occupancy rate was 99.1%.

We keep working on the expansion of Alto Palermo shopping mall, the shopping mall with the highest sales per square meter in our portfolio, that will add a gross leasable area of approximately 3,900 square meters and will consist in moving the food court to a third level by using the area of an adjacent building acquired in 2015. Work progress as of June 30 2019 was 23% and construction works are expected to be finished by July 2020, for more information see “—Projects under Development-Alto Palermo Expansion”.

Alto Palermo’s tenant mix

The following table sets forth the tenant mix by type of business at Alto Palermo as of June 30, 2019:

Type of business (1)	Tenant Sales (in millions of Ps.)	Tenant Sales (%)	GLA (sqm)	GLA (% of total)
Clothing and footwear	5,434	67.0	11,260	60.4
Home	114	1.4	245	1.3
Restaurant	758	9.4	2,812	15.1
Miscellaneous	1,193	14.7	2,090	11.2
Services	255	3.1	1,584	8.5
Home appliances	352	4.3	646	3.5
Total	8,106	100	18,637	100.0

(1) Includes vacant stores as of June 30, 2019. Gross leasable area with respect to such vacant stores is included under the type of business of the last tenant to occupy such stores.

Alto Palermo’s revenues

The following table sets forth selected information relating to the revenue sources at Alto Palermo for the fiscal years indicated:

	For the fiscal year endedJune 30,
	2019	2018	2017
	(in millions of Ps.)
Base rent	544	630	662
Percentage rent(1)	130	122	141
Total rent	674	752	803
Non-traditional publicity	41	42	30
Revenues from admission rights(2)	162	117	120
Fees	12	14	14
Parking	60	77	82
Commissions	36	56	45
Other	—	2	2
Total(3)	985	1,060	1,095

(1) Contingent rent is revenue based on a specific percentage of gross sales of our tenants.
(2) Admission rights are the fees required from tenants for entering into a lease or a lease renewal.
(3) Consolidated rents. Revenues relating to the collective promotion fund are not included.

Abasto Shopping, City of Buenos Aires

Opened in 1998, Abasto is a 166-store shopping mall located in downtown Buenos Aires with direct access from the Carlos Gardel subway station, six blocks from the Once railway terminal, near the highway to Ezeiza International Airport. Abasto opened on November 10, 1998. The main building is a landmark building that, between 1889 and 1984 was the primary fresh produce market for the City of Buenos Aires. We converted the property into a 114,312 sqm shopping mall (including parking and common areas) with approximately 36,802 square meters of gross leasable area (40,535 square meters including Museo de los Niños). Abasto is the fourth largest shopping mall in Argentina in terms of gross leasable area.

Abasto has a 27-restaurant food court, a 12-screen movie theatre complex with seating for 2,900 people, covering a surface area of 8,021 sqm, entertainment area and Museo de los Niños with a surface area of 3,732 sqm (the latter is not included within the gross leasable area). The shopping mall is distributed over five stories and includes a parking lot for 1,180 vehicles with a surface area of approximately 39,690 sqm.

Abasto’s target clientele consists of middle-income individuals between the ages of 25 and 45 which we believe represent a significant portion of the population in this area of the City of Buenos Aires.

During the fiscal year ended June 30, 2019, public visitors to the shopping mall generated retail sales of approximately Ps.8,597 million, representing sales per square meter of approximately Ps.233,599, 14.9% lower than sales in real terms that sales recorded in fiscal 2018. Total rental income decreased in real terms to Ps.649 million for the 2019 fiscal year from Ps.871 million for fiscal year ended June 30, 2018, which represents annual income per gross leasable square meter of Ps.17,635 in fiscal year 2019 and Ps.23,671 in fiscal year 2018.

As of June 30, 2019, Abasto Shopping’s occupancy rate was 98.7%.

Abasto Shopping’s tenant mix

The following table sets forth the mix of tenants by type of business at Abasto Shopping as of June 30, 2019:

Type of business (1)	Tenant Sales (in millions of Ps.)	Tenant Sales (%)	GLA (sqm)	GLA (% of total)
Clothing and footwear	4,782	55.6	16,099	43.7
Entertainment	473	5.5	12,221	33.2
Home	109	1.3	485	1.3
Restaurant	1,240	14.4	3,153	8.6
Miscellaneous	924	10.7	2,223	6.0
Services	35	0.4	354	1.0
Home appliances	1,034	12.0	2,267	6.2
Total	8,597	100	36,802	100

(1) Includes vacant stores as of June 30, 2019. Gross leasable area with respect to such vacant stores is included under the type of business of the last tenant to occupy such stores.

Abasto Shopping’s revenues

The following table sets forth selected information relating to the revenues of Abasto Shopping during the fiscal years indicated:

	For the fiscal year endedJune 30,
	2019	2018	2017
	(in millions of Ps.)
Base rent	492	706	673
Percentage rent(1)	157	165	194
Total rent	648	871	866
Non-traditional publicity	20	27	25
Revenues from admission rights (2)	130	357	426
Fees	13	15	15
Parking	74	102	107
Commissions	30	53	49
Other	3	1	1
Total(3)	919	1,427	1,490

(1) Contingent rent is the revenue based on a specific percentage of gross sales of our tenants.
(2) Admission rights are the fees required from tenants for entering into a lease or a lease renewal.
(3) Consolidated rents. Revenues relating to the collective promotion fund are not included.

Alto Avellaneda, Greater Buenos Aires Area

Alto Avellaneda is a 129-store suburban shopping mall that opened in October 1995 and is located in the City of Avellaneda, which is on the southern border of the City of Buenos Aires. This shopping mall is next to a railway terminal and is close to downtown Buenos Aires. Alto Avellaneda has a total constructed area of 108,598.8 square meters (including parking) which consists of 37,958 square meters of GLA. The shopping mall has a multiplex cinema with six screens, the first Walmart superstore in Argentina, an entertainment center, a food court with 17 restaurants and a Falabella department store, which opened on April 28, 2008. Walmart (not included in gross leasable area) purchased the space it occupies, but it pays for its pro rata share of the common charges of Alto Avellaneda’s parking lot. The shopping mall has a 2,400-car free parking lot consisting of 53,203 square meters. Alto Avellaneda Shopping’s targeted clientele consists of middle-income individuals between the ages of 25 and 40.

During the fiscal year ended June 30, 2019, public visitors to the shopping mall generated retail sales of approximately Ps.7,709 million, which represents a decrease of 20.7% in real terms compared to 2018. Sales per square meter were Ps.203,101. Total rental income decreased from Ps.614 million in real terms for fiscal year ended June 30, 2018 to Ps.514 million for fiscal year ended June 30, 2019, which represents annual income per gross leasable square meter of Ps.13,541 in fiscal year 2019 and Ps.15,980 in fiscal year 2018.

As of June 30, 2019, Alto Avellaneda’s occupancy rate was 98.6%.

Alto Avellaneda’s tenant mix

The following table sets forth the mix of tenants by type of business at Alto Avellaneda as of June 30, 2019:

Type of business (1)	Tenant Sales (In millions of Ps.)	Tenant Sales (%)	GLA (sqm)	GLA (% of total
Department store	1,269	16.5	11,629	30.6
Clothing and footwear	3,702	48.0	13,973	36.8
Entertainment	131	1.7	3,723	9.8
Home	133	1.7	486	1.3
Restaurant	780	10.1	1,688	4.4
Miscellaneous	394	5.1	3,462	9.1
Services	48	0.6	824	2.2
Home appliances	1,252	16.2	2,173	5.7
Total	7,709	100	37,958	100

(1) Includes vacant stores as of June 30, 2019. Gross leasable area with respect to such vacant stores is included under the type of business of the last tenant to occupy such stores.

Alto Avellaneda’s revenues

The following table sets forth selected information relating to revenues for Alto Avellaneda for the fiscal years indicated:

	For the fiscal years endedJune 30,
	2019	2018	2017
	(in millions of Ps.)
Base rent	398	462	476
Percentage rent(1)	116	152	150
Total rent	514	614	627
Non-traditional advertising	10	14	12
Revenues from admission rights(2)	86	60	61
Fees	11	13	13
Commissions	36	38	31
Other	3	1	1
Total(3)	660	741	744

(1) Contingent rent is based on a specific percentage of gross sales of our tenants.
(2) Admission rights are the fees payable by our tenants for entering into a lease agreement or a lease agreement renewal.
(3) Consolidated rents. Does not include revenues relating to expenses and our collective promotion fund.

Alcorta Shopping, City of Buenos Aires

Alcorta Shopping is a 114-store shopping mall which opened in 1992, located in the residential area of Palermo Chico, one of the most exclusive areas in the City of Buenos Aires, and a short drive from downtown Buenos Aires. Alcorta Shopping has a total constructed area of approximately 87,553.8 square meters (including parking) that consists of 15,725 square meters of GLA. Alcorta Shopping has a cinema with two screens, a food court with 10 restaurants, 2 exclusive restaurants, a Carrefour hypermarket on the ground floor and a Santander bank. The shopping mall is spread out over three levels and has a free for 2 hours parking lot for 1,137 and an additional parking space in front of the main building with space for 435 vehicles. Alcorta Shopping’s targeted clientele consists of high-income individuals between the ages of 25 and 40. It receives an average of 600,000 monthly visitors and the average ticket is approximately Ps.5,000.

Over the past years, Alcorta Shopping has become a symbol of fashion and vanguard style in Argentina. It is the place of choice of emerging designers for promoting and selling their new brands.

During the fiscal year ended June 30, 2019, the public visiting the shopping mall generated real retail sales that totaled approximately Ps.4,572 million, which represents fiscal year sales for approximately Ps.290,760 per square meter and a year-on-year drop of 6.6% in real terms. Total rental income decreased from approximately Ps.365 million in real terms for fiscal year ended June 30, 2018 to Ps.336 million for fiscal year ended June 30, 2019, which represents annual income per gross leaseable square meter of Ps.21,367 in fiscal year 2019 and Ps.23,180 in fiscal year 2018.

As of June 30, 2019, Alcorta Shopping’s occupancy rate was 97.9%.

Alcorta Shopping’s tenant mix

The following table sets forth the mix of tenants by type of business at Alcorta Shopping as of June 30, 2019:

Type of business (1)	Tenant Sales (In millions of Ps.)	Tenant Sales (%)	GLA (sqm)	GLA (% of total)
Clothing and footwear	3,204	70.1	9,107	57.9
Entertainment	48	1.1	1,339	8.5
Home	273	6.0	1,118	7.1
Restaurants	282	6.2	855	5.4
Miscellaneous	575	12.6	1,071	6.8
Services	151	3.3	2,156	13.7
Home appliances	38	0.8	79	0.5
Total	4,572	100.0	15,725	100.0

(1) Includes vacant stores as of June 30, 2019. Gross leasable area with respect to such vacant stores is included under the type of business of the last tenant to occupy such stores.

Alcorta Shopping’s revenues

The following table sets forth selected information relating to the revenues of Alcorta Shopping during the following fiscal years:

	For the fiscal years endedJune 30,
	2019	2018	2017
	(in millions of Ps.)
Base rent	258	288	304
Percentage rent(1)	78	77	77
Total rent	336	365	381
Non-traditional advertising	18	17	14
Revenues from admission rights(2)	76	59	52
Fees	4	5	5
Parking	37	41	39
Commissions	13	29	25
Other	1	(1)	—
Total(3)	485	514	516

(1) Contingent rent is based on a specific percentage of gross sales of our tenants.
(2) Admission rights are the fees payable by our tenants for entering into a lease or a lease renewal.
(3) Consolidated rents. Revenues relating to the collective promotion fund are not included.

Patio Bullrich, City of Buenos Aires

Patio Bullrich is the oldest shopping mall in the City of Buenos Aires. Opened in 1988, it is located in the neighborhood of Recoleta, one of the most prosperous areas of the City of Buenos Aires. This district is a residential, cultural and tourist center that includes distinguished private homes, historical sites, museums, theatres and embassies. The shopping mall has 85 stores and is located within walking distance of the most prestigious hotels of the City of Buenos Aires and the subway, bus and train systems.

Patio Bullrich has a total developed area of 29,982 square meters (including parking) that consist of 11,396 square meters of GLA and common areas covering 12,472 square meters. The shopping mall is spread out over four levels and has a pay parking lot for 206 cars in an area consisting of approximately 4,600 square meters. The shopping mall has a four-screen multiplex cinema with 1,381 seats and soon a fifth luxury screen will be incorporated. In addition, it has the first food hall in Argentina (“Gourmand”) that offers French and Italian cuisine, patisserie, seafood and grill cuisine, and a market that offers international products. Its tenant mix features many important international and national luxury brands such as LV, Salvatore Ferragamo, Hugo Boss, Bally, Etiqueta Negra, Black Label, Jazmin Chebar, and Calandra, among others.

During the fiscal year ended June 30, 2019, public visitors to the shopping mall generated retail sales totaling approximately Ps.3,003 million, which represents annual sales of approximately Ps.263,531 per square meter and a increase of 10.6% in real terms compared to fiscal 2018. Total rental income decreased from Ps.198 million in real terms in the fiscal year ended June 30, 2018 to Ps.187 million in fiscal 2019, which represents monthly revenues per gross leasable square meter of Ps.16,409 in fiscal year 2019 and Ps.17,373 in fiscal 2018.

As of June 30, 2019, Patio Bullrich’s occupancy rate was 93.5%.

Patio Bullrich’s tenant mix

The following table sets forth the tenant mix by type of business at Patio Bullrich as of June 30, 2019:

Type of business (1)	Tenant Sales (in millions of Ps.)	Tenant Sales (%)	GLA (sqm)	GLA (% of total)
Clothing and footwear	2,046	68.1	5,698	50.0
Entertainment	30	1.0	1,510	13.3
Home	33	1.1	90	0.8
Restaurant	268	8.9	1,012	8.9
Miscellaneous	559	18.6	2,209	19.4
Services	67	2.2	877	7.7
Total	3,003	100	11,396	100

(1) Includes vacant stores as of June 30, 2019. Gross leasable area with respect to such vacant stores is included under the type of business of the last tenant to occupy such stores.

 Patio Bullrich’s revenues

The following table sets forth selected information relating to the revenues of Patio Bullrich during the fiscal years indicated:

	For the fiscal year endedJune 30,
	2019	2018	2017
	(in thousands of Ps.)
Base rent	134	162	177
Percentage rent(1)	53	36	38
Total rent	187	198	214
Non-traditional advertising	8	7	6
Revenues from admission rights(2)	35	29	31
Fees	9	11	11
Parking	35	40	39
Commissions	9	13	14
Other	(1)	—	1
Total(3)	282	298	317

(1) Contingent rent is based on a specific percentage of gross sales of our tenants
(2) Admission rights are the fees payable by our tenants for entering into a lease or a lease renewal.
(3) Consolidated rents. Revenues relating the collective promotion fund are not included.

Buenos Aires Design, City of Buenos Aires

Buenos Aires Design, opened in 1993, is in the exclusive neighborhood of Recoleta in the City of Buenos Aires, near Libertador Avenue and downtown Buenos Aires. This mall has 13,735 sqm of GLA with 62 stores that specialize in decoration and home appliances.

As a result of a public auction, in February 1991, the City of Buenos Aires granted a 20-year concession to use a plot of land in the Centro Cultural Recoleta to Emprendimientos Recoleta S.A, 53.68% of whose equity is owned by us. The concession’s effective date was November 19, 1993 and was set to expire on November 18, 2013. In 2010, the government of Buenos Aires, pursuant to Decree No. 867/2010, extended the concession term for an additional five-year period. On November 18, 2018, we returned the property to the government of Buenos Aires complying with the end of the concession term.

During the fiscal year ended June 30, 2019, public visitors to the shopping mall generated nominal retail sales of approximately Ps.393 million until November 2018. Total rental income decreased from Ps.78 million in real terms in fiscal 2018 to Ps.25 million in the fiscal year ended June 30, 2019.

Buenos Aires Design’s tenant mix

The following table sets forth the mix of tenants by type of business at Buenos Aires Design as of June 30, 2019:

Type of business (1)	Tenant Sales (in millions of Ps.) (2)	Tenant Sales (%)
Home	254	64.6
Restaurant	107	27.3
Miscellaneous	3	0.7
Home appliances	29	7.5
Total	393	100

(1)  Includes vacant stores as of June 30, 2019. Gross leasable area with respect to such vacant stores is included under the type of business of the last tenant to occupy such stores.
(2)  Includes tenant sales until end of concession on December 5, 2018.

Buenos Aires Design’s revenues

The following table sets forth selected information relating to the revenues of Buenos Aires Design during the fiscal years indicated:

	For the fiscal year endedJune 30,
	2019	2018	YoY Var
	(in millions of Ps.)
Base rent	21	68	74
Percentage rent(1)	4	10	6
Total rent	25	78	80
Non-traditional advertising	—	3	4
Revenues from admission rights(2)	2	9	12
Fees	3	8	8
Parking	6	22	23
Commissions	—	1	4
Other	—	—	—
Total(3)	37	121	131
(1) Contingent rent is based on a specific percentage of gross sales of our tenants.
(2) Admission rights are the fees payable by our tenants for entering into a lease or a lease renewal.
(3) Consolidated rents. It does not reflect our interest in Emprendimiento Recoleta S.A. Revenues relating to the collective promotion fund are not included.

Dot Baires Shopping, City of Buenos Aires

Dot Baires Shopping opened in May 2009. It has four floors and sub-levels, covering a surface area of 173,000 square meters, of which 48,827 square meters constitutes gross leasable area, comprising 169 retail stores, a hypermarket, a ten-screen multiplex cinema and parking space for 2,042 vehicles with a surface of approximately 75,000 square meters.

Dot Baires Shopping is located at the spot where Avenida General Paz meets the Panamerican Highway in the neighborhood of Saavedra, City of Buenos Aires, and is the largest shopping mall in the City in terms of square meters. As of June 30, 2019, we owned 80% of the equity of Panamerican Mall S.A.

During the fiscal year ended June 30, 2019, public visitors to the shopping mall generated retail sales of approximately Ps.6,588 million, which represents a decrease of 21.2% in real terms and annual sales of approximately Ps.134,934 per square meter in fiscal 2018. Total rental income decreased from Ps.523 million in real terms in the fiscal year ended June 30, 2018 to Ps.445 million in the fiscal year ended June 30, 2019, which represents annual income per gross leasable square meter of Ps.9,319 in fiscal year 2019 and Ps.10,586 in fiscal year 2018.

As of June 30, 2019, Dot Baires Shopping’s occupancy rate was 74.5%. This is due to Walmart’s early termination of contract in the second quarter of the fiscal year. We hope to occupy the vacant area in the next period with smaller tenants. Excluding this particular effect, the occupancy would be 98.8%.

Dot Baires Shopping’s tenant mix (1)

The following table sets forth the tenant mix in terms of types of business in Dot Baires Shopping as of June 30, 2019:

Type of business (1)	Tenant Sales (in millions of Ps.)	Tenant Sales (%)	GLA (sqm)	GLA (% of total)
Department store	1,144	17.4	8,087	16.6
Clothing and footwear	2,971	45.1	25,088	51.4
Entertainment	262	4.0	8,519	17.4
Home	103	1.6	553	1.1
Restaurant	791	12.0	1,721	3.5
Miscellaneous	743	11.3	2,372	4.9
Services	79	1.2	811	1.7
Home appliances	496	7.5	1,676	3.4
Total	6,588	100	48,827	100

(1) Includes vacant stores as of June 30, 2019.

Dot Baires Shopping’s revenues

The following table sets forth selected information relating to the revenues of Dot Baires Shopping for the periods indicated:

	For the fiscal years endedJune 30,
	2019	2018	2017
	(in millions of Ps.)
Base rent	330	383	395
Percentage rent(1)	125	140	152
Total rent	455	523	547
Non-traditional advertising	19	24	19
Revenues from admission rights(2)	66	72	71
Fees	8	9	9
Parking	94	105	102
Commissions	26	26	24
Other	109	2	3
Total(3)	777	761	774

(1) Contingent rent is based on a specific percentage of gross sales of our tenants.
(2) Admission rights are the fees payable by our tenants for entering into a lease or a lease renewal.
(3) Consolidated rents. Revenues relating to the collective promotion fund are not included.

Soleil Premium Outlet, greater Buenos Aires, province of Buenos Aires

In December 2007, we entered into an agreement with INC S.A., or “INCSA,” an unaffiliated company, for the acquisition of Soleil Premium Outlet. On July 1, 2010, we executed the final deed for partial conveyance of title with INCSA, whereby INCSA transferred to us the shopping mall’s going concern, which we started to operate on that date. The transaction was exclusive of any debt or credit prior to the transaction with respect to INCSA’s business, as well as the real property where a hypermarket currently operates located on the premises. On April 12, 2011, the Argentine Antitrust Authority (Comisión Nacional de Defensa de la Competencia), or “CNDC,” approved the transaction.

In April 2013, after a conversion of the shopping mall including redevelopment of a building and change in tenant mix accompanied by a marketing campaign and change of logo, we re launched the property as Soleil Premium Outlet. The mall has a surface area of 47,525 square meters, 15,214 square meters of which are gross leasable area, consisting of 79 stores and 2,335 parking spaces. Soleil Premium Outlet is located in San Isidro, Province of Buenos Aires. Soleil Premium Outlet opened more than 30 years ago and was the first outlet mall in Argentina.

During the fiscal year ended June 30, 2019, public visitors to the shopping mall generated retail sales of approximately Ps.3,538 million, which represents annual average sales of approximately Ps.233,388 per square meter and a turnover decrease of 10.7% in real terms compared to 2018. Total rental income decreased from Ps.231 million in real terms in the fiscal year ended June 30, 2018 to Ps.210 million in fiscal 2019, representing annual income per gross leasable square meter of Ps.13,854 in fiscal year 2019 and Ps.15,183 in fiscal year 2018.

As of June 30, 2019, Soleil Premium Outlet’s occupancy rate was 99.0%.

Soleil Premium Outlet’s tenant mix

The following table sets forth the tenant mix in terms of types of business in Soleil Premium Outlet as of June 30, 2019:

Type of business (1)	Tenant Sales (in millions of Ps.)	Tenant Sales (%)	GLA (sqm)	GLA (% of total)
Clothing and footwear	2,839	80.2	9,999	66.0
Entertainment	128	3.6	3,262	21.5
Home	10	0.3	127	0.8
Restaurant	332	9.4	711	4.7
Miscellaneous	87	2.5	353	2.3
Services	14	0.4	234	1.5
Home appliances	129	3.7	472	3.1
Total	3,538	100	15,214	100

(1) Includes vacant stores as of June 30, 2019.

Soleil Premium Outlet’s revenues

The following table sets forth selected information relating to the revenues of Soleil Premium Outlet during the following periods:

	For the fiscal years endedJune 30,
	2019	2018	2017
	(in millions of Ps.)
Base rent	135	160	134
Percentage rent(1)	75	71	80
Total rent	210	231	215
Non-traditional advertising	3	4	2
Revenues from admission rights(2)	31	20	16
Fees	2	3	3
Commissions	10	10	13
Other	1	1	1
Total(3)	257	269	250

(1) Contingent rent is based on a specific percentage of gross sales of our tenants.
(2) Admission rights are the fees payable by our tenants for entering into a lease or a lease renewal.
(3) Consolidated rents. Revenues relating to the collective promotion fund are not included.

Distrito Arcos, City of Buenos Aires

Distrito Arcos was opened on December 18, 2014. Distrito Arcos is a premium outlet located in the neighborhood of Palermo, City of Buenos Aires. It has 14,335 square meters of GLA and it consists of 65 stores, 427 parking spaces y 35 selling stands.

During the fiscal year 2017, the second stage of the project was inaugurated, and six new stores were opened, including a fitness center, a fast food restaurant and various clothing stores. Three new accesses were added and an amphitheater with several entertainment and commercial proposals was also built.

During the 2019 fiscal year Arcos District obtained the definitive rating of the Shopping mall. This allowed adapting the spaces of the selling stands improving their location and size as well as the income of this business unit. It also opened the Nike store by 900 meters increasing the influx of public and sales. The shopping was consolidated in its outlet concept, showing variables of the growing business and above inflation in stores, selling stands, Apsa Media and parking. We worked hard on spending efficiency by implementing the LEAN standard cleaning system and focused on the customer with the implementation of a new CRM.

During the fiscal year ended June 30, 2019, public visitors to the shopping mall generated retail sales of approximately Ps.3,255 million, which represents annual average sales of approximately Ps.227,046 per square meter and a turnover decrease of 0.4% in real terms compared to 2018. Total rental income increased from Ps.363 million in real terms for the fiscal year ended June 30, 2018 to Ps.365 million for the fiscal year ended June 30, 2019, representing annual income per gross leasable square meter of Ps.25,462 in fiscal year 2019 and Ps.25,619 fiscal year 2018.

As of June 30, 2019, Distrito Arcos’ occupancy rate was 99.4%.

Distrito Arcos’ tenant mix

The following table sets forth the mix of tenants by type of business at Distrito Arcos as of June 30, 2019:

Type of business (1)	Tenant Sales (in millions of Ps.)	Tenant Sales (%)	GLA (sqm)	GLA (% of total)
Clothing and footwear	2,830	86.9	10,449	72.9
Miscellaneous	223	6.8	728	5.1
Services	172	5.3	1,883	13.1
Restaurant	30	0.9	1,275	8.9
Total	3,255	100	14,335	100

 (1) Includes vacant stores as of June 30, 2019.

Distrito Arcos’ revenues

The following table sets forth selected information relating to the revenues from Distrito Arcos during the following periods:

	For the fiscal year ended June 30,
	2019	2018	2017
	(in millions of Ps.)
Base rent	278	278	265
Percentage rent(1)	87	85	100
Total rent	365	363	365
Non-traditional advertising	8	6	4
Revenues from admission rights(2)	25	14	11
Fees	2	2	2
Parking	31	33	32
Commissions	11	14	2
Other	1	1	1
Total(3)	442	434	417

(1) Contingent rent is the revenue based on a specific percentage of gross sales of our tenants.
(2) Admission rights are the fees required from tenants for entering into a lease or a lease renewal.
(3) Consolidated rents. Revenues relating to the collective promotion fund are not included.

Alto NOA, City of Salta, Province of Salta

Alto Noa is an 86 store shopping mall that opened in 1994, located in the City of Salta, the capital of the Province of Salta, in northwest Argentina. Salta Province has a population of approximately 1.2 million with approximately 600,000 in the City of Salta. The shopping mall has total developed area of approximately 31,046 square meters (including parking) and 19,311 square meters of GLA. Alto Noa has a food court with 11 restaurants, a large entertainment center, a supermarket and a multiplex cinema with eight screens. The shopping mall occupies one floor and has a free parking lot for 520 cars. Alto Noa’s targeted clientele consists of middle-income individuals between the ages of 28 and 40.

During the fiscal year ended June 30, 2019, public visitors to the shopping mall generated retail sales of approximately Ps.2,919 million, which represents sales of approximately Ps.151,152 per square meter during fiscal 2019 and a decrease of 17.2% in real terms compared to fiscal 2018. Total rental income decreased from Ps.171 million in real terms in fiscal 2018 to Ps.147 million in fiscal 2019, which represents annual income per gross leasable square meter of Ps.7,612 in fiscal year 2019 and Ps.8,970 in fiscal year 2018.

As of June 30, 2019, Alto NOA’s occupancy rate was 99.5%.

Alto NOA’s tenant mix

The following table sets forth the mix of tenants by type of business at Alto NOA:

Type of business (1)	Tenant Sales (in millions of Ps.)	Tenant Sales (%)	GLA (sqm)	GLA (% of total)
Clothing and footwear	838	28.7	3,981	20.6
Entertainment	280	9.6	6,170	32.0
Home	36	1.2	345	1.8
Restaurant	326	11.2	1,111	5.8
Miscellaneous	1,134	38.8	6,655	34.5
Services	15	0.5	302	1.6
Home appliances	290	9.9	747	3.9
Total	2,919	100	19,311	100

(1) Includes vacant stores as of June 30, 2019. Gross leasable area with respect to such vacant stores is included under the type of business of the last tenant to occupy such stores.

 Alto NOA’s revenues

The following table sets forth selected information relating to the revenues of Alto NOA during the fiscal years indicated:

	For the fiscal year ended June 30,
	2019	2018	2017
	(in millions of Ps.)
Base rent	97	111	103
Percentage rent (1)	50	60	67
Total rent	147	171	170
Non-traditional advertising	3	3	2
Revenues from admission rights (2)	13	11	10
Fees	1	1	1
Commissions	8	8	8
Other	1	1	1
Total (3)	173	195	193

(1) Contingent rent is on a specific percentage of gross sales of our tenants.
(2) Admission rights are the fees payable by our tenants for entering into a lease or a lease renewal.
(3) Consolidated rents. Revenues relating to the collective promotion fund are not included.

Alto Rosario, City of Rosario, Province of Santa Fé

Alto Rosario is a 140-store shopping mall located in the City of Rosario, Province of Santa Fé, the third largest city in Argentina in terms of population. Alto Rosario has a total developed area of approximately 100,750 square meters which consists of 33,534 square meters of gross leasable area (excluding Museo de los Niños), a food court with 18 restaurants, a large entertainment center, a supermarket and a Showcase cinema with 14 state-of-the-art screens. The shopping mall occupies one floor and has a free parking lot for 1,700 cars. Alto Rosario’s targeted clientele consists of middle-income individuals between the ages of 28 and 40.

During the fiscal year ended June 30, 2019, public visitors to the shopping mall generated retail sales of approximately Ps.6,497 million, which represents a decrease of 10.4% in real terms compared to fiscal year 2018. Sales per square meter were approximately Ps.193,738. Total rental income decreased from Ps.425 million in real terms in fiscal year ended June 30, 2018 to Ps.386 million in fiscal year ended June 30, 2019, which represents annual income per gross leasable square meter of Ps.11,511 in fiscal year 2019 and Ps.12,741 in fiscal year 2018.

As of June 30, 2019, Alto Rosario’s occupancy rate was 99.6%.

Alto Rosario’s tenant mix

The following table sets forth the tenant mix by type of business at Alto Rosario as of June 30, 2019:

Type of business (1)	Tenant Sales (in millions of Ps.)	Tenant Sales (%)	GLA (sqm)	GLA (% of total)
Clothing and footwear	3,685	56.7	16,014	43.7
Entertainment	308	4.7	8,984	26.8
Home	190	2.9	1,143	3.4
Restaurant	798	12.3	2,209	6.6
Miscellaneous	727	11.2	2,411	7.2
Services	8	0.1	1,245	3.7
Home appliances	780	12.0	1,528	4.6
Total	6,497	100.0	33,534	100.0

(1) Includes vacant stores as of June 30, 2019. Gross leasable area with respect to such vacant stores is included under the type of business of the last tenant to occupy such stores.

Alto Rosario’s revenues

The following table sets forth selected information relating to the revenues of Alto Rosario during the following periods:

	For the fiscal years endedJune 30,
	2019	2018	2017
	(in millions of Ps.)
Base rent	245	279	301
Percentage rent (1)	141	146	155
Total rent	385	426	456
Non-traditional advertising	9	9	7
Revenues from admission rights (2)	63	42	41
Fees	5	5	5
Commissions	15	28	26
Other	—	1	1
Total(3)	478	512	536

(1) Contingent rent is the revenue based on a specific percentage of gross sales of our tenants.
(2) Admission rights are the fees required from tenants for entering into a lease agreement or a lease agreement renewal.
(3) Consolidated rents. Revenues relating to expenses and collective promotion fund are not included.

Mendoza Plaza, City of Mendoza, Province of Mendoza

Mendoza Plaza is a 130 store shopping mall which opened in 1992 and is located in the district of Guaymallén, in the Province of Mendoza. The city of Mendoza has a population of approximately 1.5 million inhabitants, making it the fourth largest City in Argentina. Mendoza Plaza Shopping consists of 42,876 square meters of GLA and has a multiplex cinema covering an area of approximately 3,659 square meters with ten screens, one of them a 4D being the first in the province, the Chilean department store Falabella with more than 10,000 square meters, a food court with 18 restaurants, 5 restaurants on the street in the new sector called "Shopping District Food", an entertainment center and a supermarket, which is also a tenant. The shopping mall has two levels and has a free parking lot for 1,700 cars. Mendoza Plaza’s targeted clientele consists of middle-income individuals between the ages of 28 and 40.

During the fiscal year ended June 30, 2019, the public visiting the shopping mall generated real retail sales that totaled approximately Ps.5,179 million, which represents a year-on-year drop of 15.3% in real terms. Sales per square meter were approximately Ps.120,800. Total rental income decreased from Ps.273 million in real terms in fiscal year ended June 30, 2018 to Ps.236 million in fiscal year ended June 30, 2019, which represents annual income per gross leaseable square meter of Ps.5,504 in fiscal year 2019 and Ps.6,369 in fiscal year 2018.

As of June 30, 2019, Mendoza Plaza’s occupancy rate was 97.3%.

Mendoza Plaza’s tenant mix

The following table sets forth the mix of tenants by type of business at Mendoza Plaza as of June 30, 2019:

Type of business (1)	Tenant Sales (In millions of Ps.)	Tenant Sales (%)	GLA (sqm)	GLA (% of total)
Department Store	1,160	22.4	9,765	22.8
Clothing and footwear	1,334	25.8	10,706	25.0
Entertainment	232	4.5	7,351	17.1
Home	77	1.5	447	1.0
Restaurant	530	10.2	2,972	6.9
Miscellaneous	1,030	19.9	8,359	19.5
Services	30	0.6	386	0.9
Home appliances	786	15.2	2,890	6.7
Total	5,179	100	42,876	100

(1)  Includes vacant stores as of June 30, 2019. Gross leasable area with respect to such vacant stores is included under the type of business of the last tenant to occupy such stores.

Mendoza Plaza’s revenues

The table sets forth selected information relating to the revenues of Mendoza Plaza during the fiscal years indicated:

	For the fiscal years endedJune 30,
	2019	2018	2017
	(in millions of Ps.)
Base rent	146	176	179
Percentage rent (1)	90	97	94
Total rent	236	273	274
Non-traditional advertising	6	7	5
Revenues from admission rights (2)	23	14	15
Fees	7	8	7
Commissions	11	8	13
Other	3	4	9
Total(3)	287	314	324

(1) Contingent rent is based on a specific percentage of gross sales of our tenants.
(2) Admission rights are the fees payable by our tenants for entering into a lease agreement or a lease agreement renewal.
(3) Consolidated rents. Revenues relating to expenses and collective promotion fund are not included.

Córdoba Shopping—Villa Cabrera, City of Córdoba

Córdoba Shopping Villa Cabrera is a shopping mall covering 35,000 square meters of surface area, with 15,361 square meters being gross leaseable area. Córdoba Shopping has 102 commercial stores, a 12-screen multiplex cinema and parking lot for 1,500 vehicles, located in Villa Cabrera, City of Córdoba, Province of Córdoba.

During the fiscal year ended June 30, 2018, the public visiting the shopping mall generated real retail sales that totaled approximately Ps.2,119 million, which represents a year-on-year decrease of 15.4% in real terms. Sales per square meter were approximately Ps.137,947. Total rental income decreased from Ps.159 million in real terms in fiscal year ended June 30, 2018 to Ps.140 million in fiscal year ended June 30, 2019, which represents annual income per gross leaseable square meter of Ps.9,114 in fiscal year 2019 and Ps.10,408 in fiscal year 2018.

As of June 30, 2019, Córdoba Shopping’s occupancy rate was 99.3%.

Córdoba Shopping—Villa Cabrera’s tenant mix

The following table sets forth the tenant mix in terms of types of business in Córdoba Shopping as of June 30, 2019:

Type of business (1)	Tenant Sales (In millions of Ps.)	Tenant Sales (%)	GLA (sqm)	GLA (% of total)
Clothing and footwear	1,376	64.9	6,425	41.8
Entertainment	89	4.2	5,842	38.0
Home	36	1.7	335	2.2
Restaurant	227	10.7	964	6.3
Miscellaneous	202	9.5	664	4.3
Services	18	0.8	596	3.9
Home appliances	171	8.1	535	3.5
Total	2,119	100	15,361	100

(1) Includes vacant stores as of June 30, 2019. Gross leasable area with respect to such vacant stores is included under the type of business of the last tenant to occupy such stores.

Revenues from Córdoba Shopping—Villa Cabrera

The following table sets forth selected information relating to the revenues of Córdoba Shopping during the fiscal years indicated:

	For the fiscal years endedJune 30,
	2019	2018	2017
	(in millions of Ps.)
Base rent	84	96	89
Percentage rent (1)	56	63	73
Total rent	140	159	162
Non-traditional advertising	6	5	4
Revenues from admission rights (2)	15	11	10
Fees	5	6	6
Commissions	5	8	9
Other	—	1	1
Total(3)	172	190	191

(1) Contingent rent is the revenue based on a specific percentage of gross sales of our tenants.
(2) Admission rights are the fees required from tenants for entering into a lease agreement or a lease agreement renewal.
(3) Consolidated rents. Revenues relating to expenses and collective promotion fund are not included.

La Ribera Shopping, City of Santa Fé, Province of Santa Fé

We hold 50% of Nuevo Puerto Santa Fe S.A.’s (“NPSF”) shares, a corporation that is tenant of a building in which it built and currently operates “La Ribera” shopping mall, which has a surface area of 47,506 square meters, comprising 68 retail stores and seven 2D, 3D and XD-screen multiplex cinema with the latest sound and image technology. It also comprises a 510-square meter cultural center and 24,553 square meters in outdoor areas and free parking space. Its gross leaseable area is approximately 10,530 square meters. The shopping mall is strategically located in Dock I of the port of the City of Santa Fe in the Province of Santa Fe, just 3 blocks away from its commercial and banking center, the place with the largest development in terms of real estate in the City of Santa Fe, 27 kilometers away from the City of Paraná and 96 kilometers away from the City of Rafaela, its range of influence represents a potential market of over one million people.

During the fiscal year ended June 30, 2019, the public visiting the shopping mall generated real retail sales that totaled approximately Ps.1,517 million, which represents a year-on-year decrease of 17.3% and sales per square meter were approximately Ps.144,074. Total rental income decreased from Ps.56 million in fiscal year ended June 30, 2018 to Ps.50 million in fiscal year ended June 30, 2019, representing annual income per gross leaseable square meter of Ps.4,748 in fiscal year 2019 and Ps.5,318 in fiscal year 2018.

As of June 30, 2019, La Ribera Shopping’s occupancy rate was 94.6%.

La Ribera Shopping’s tenant mix(1)

The following table sets forth the mix of tenants by type of business at La Ribera Shopping as of June 30, 2019:

Type of business (1)	Tenant Sales (In millions of Ps.)	Tenant Sales (%)	GLA (sqm)	GLA (% of total)
Clothing and footwear	635	41.9	3,774	35.8
Entertainment	167	11.0	3,323	31.6
Home	34	2.3	159	1.5
Restaurant	315	20.7	1,806	17.2
Miscellaneous	244	16.0	700	6.6
Services	5	0.3	29	0.3
Home appliances	117	7.7	739	7.0
Total	1,517	100.0	10,530	100

(1) Includes vacant stores as of June 30, 2019.

La Ribera Shopping’s revenues

The following table sets forth selected information relating to the revenues of La Ribera Shopping during the fiscal years indicated:

	For the fiscal years endedJune 30 (4)
	2019	2018	2017
	(in millions of Ps.)
Base rent	26	27	25
Percentage rent (1)	24	29	30
Total rent	50	56	55
Non-traditional advertising	2	2	2
Revenues from admission rights (2)	2	1	1
Fees	1	1	1
Commissions	4	4	3
Total(3)	60	64	62

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

Alto Comahue, City of Neuquén, Province of Neuquén

Alto Comahue, was inaugurated on March 17, 2015, and is located in the City of Neuquén, in the Patagonian region of Argentina. It has a total surface of 35,000 square meters and 11,700 square meters of GLA, approximately 1,066 roof-covered and open-air parking spaces and a large entertainment and leisure area. Alto Comahue offers 100 retail stores that house the most prestigious brands in Argentina and has a 6-screen multiplex cinema and a theme restaurant. It is a three-story building consisting of a basement where the parking lot and a 1,000 square meters Food Hall are located; the ground floor consisting of 5,000 square meters for retail stores, and the first floor consisting of 1,000 square meters for restaurants with unique views of the city, 2,600 square meters of retail stores and 2,100 square meters of cinemas.

The development is a part of a mixed-use complex that further includes a supermarket that is currently in operation and 2 additional parcels of land. One of these parcels is assigned to development of a hotel and the other, which extends over 18,000 sqm -owned by the company-, to a future housing development.

During this fiscal year, visitors to the shopping mall generated real retail sales that totaled approximately Ps.2,082 million, which represent a year-on-year decrease of 8.7% and sales per square meter of approximately Ps.177,966. Total rental income decreased from Ps.237 million in real terms in fiscal year ended June 30, 2018 to Ps.243 million in fiscal year ended June 30, 2019, which represents total revenues for the fiscal years per gross leaseable area of Ps.20,769 in fiscal year 2019 and Ps.25,221 in fiscal year 2018.

As of June 30, 2019, Alto Comahue’s occupancy rate was 96.2%.

Alto Comahue’s tenant mix

The following table sets forth the mix of tenants by type of business at Alto Comahue as of June 30, 2019:

Type of business (1)	Tenant Sales (In millions of Ps.)	Tenant Sales (%)	GLA (sqm)	GLA (% of total)
Clothing and footwear	1,026	49.4	6,002	51.3
Entertainment	64	3.1	2,351	20.1
Home	67	3.2	441	3.8
Restaurant	426	20.5	1,451	12.4
Miscellaneous	299	14.3	787	6.7
Services	42	2.0	251	2.1
Home appliances	157	7.5	417	3.6
Total	2,082	100	11,700	100

(1) Includes vacant stores as of June 30, 2019.

Alto Comahue’s revenues

The following table sets forth selected information relating to the revenues derived from Alto Comahue during the following periods:

	For the fiscal yearsended June 30,
	2019	2018	2017
	(in millions of Ps.)
Base rent	180	176	182
Percentage rent (1)	63	61	52
Total rent	242	236	234
Non-traditional advertising	3	4	2
Revenues from admission rights (2)	7	4	4
Fees	2	2	2
Commissions	9	5	2
Other	30	1	1
Total(3)	293	252	245

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

Our total revenues from management fees during fiscal 2019 were Ps.85.7 million, Ps.67.2 million during fiscal 2018 and Ps.51.7 million during fiscal 2017.

Competition

We are the largest owner and operator of shopping malls, offices and other commercial properties in Argentina in terms of gross leaseable area and number of rental properties. Given that most of our shopping malls are located in highly populated areas, there are competing shopping malls within, or in close proximity to, our targeted areas, as well as stores located on avenues or streets. The number of shopping malls in a particular area could have a material effect on our ability to lease space in our shopping malls and on the amount of rent that we are able to charge. We believe that due to the limited availability of large plots of land and zoning restrictions in the City of Buenos Aires, it is difficult for other companies to compete with us in areas through the development of new shopping malls. Our principal competitor is Cencosud S.A. which owns and operates Unicenter Shopping and the Jumbo hypermarket chain, among others.

The following table shows certain information concerning the most significant owners and operators of shopping malls in Argentina.

Entity	Shopping malls	Location	GLA	Marketshare(1)
				(%)
IRSA CP	Alto Palermo	City of Buenos Aires	18,637	1.43
	Abasto Shopping(2)	City of Buenos Aires	36,802	2.83
	Alto Avellaneda	Province of Buenos Aires	37,958	2.92
	Alcorta Shopping	City of Buenos Aires	15,725	1.21
	Patio Bullrich	City of Buenos Aires	11,396	0.88
	Dot Baires Shopping(4)	City of Buenos Aires	48,827	3.76
	Soleil	Province of Buenos Aires	15,158	1.17
	Distrito Arcos	City of Buenos Aires	14,335	1.10
	Alto Noa(2)	City of Salta	19,311	1.49
	Alto Rosario(3)	City of Rosario	33,534	2.58
	Mendoza Plaza	City of Mendoza	42,876	3.30
	Córdoba Shopping	City of Córdoba	15,361	1.18
	La Ribera Shopping	City of Santa Fe	10,530	0.81
	Alto Comahue	City of Neuquén	11,700	0.90
Subtotal			332,150	25.56
Cencosud S.A.			277,203	21.33
Other operators			690,499	53.13
Total			1,299,852	100.00

(1) Corresponding to gross leaseable area in respect of total gross leaseable area. Market share is calculated dividing sqm over total sqm.
(2) Does not include Museo de los Niños (3,732 sqm).
(3) Does not include Museo de los Niños (1,261 sqm).
(4) Our interest in PAMSA is 80%:

Source: Argentine Chamber of Shopping Centers.

Our Offices segment

Overview

We own, develop and manage office buildings and other rental properties throughout Argentina. As of June 30, 2019, we owned and managed eight office buildings located in the City of Buenos Aires with an aggregate of 115,378 square meters (1,241,918 square feet) of gross leasable area, and a land reserve with the potential for development of an additional 62,998 square meters (327,438 square feet) of office space. Our Offices segment had a 88.3% occupancy rate as of June 30, 2019.

The following table shows certain information regarding our office buildings, as of June 30, 2019:

	As of June 30,
	2019	2018	2017
Leasable area (square meters)	115,378	83,213	84,110
Occupancy of total portfolio (1)	88.3%	92.3%	96.7%
Rent in US$/square meter (1)	26.4	26.1	24.7

(1) Fiscal year 2017 excludes Philips building, which was subject to a loan-for-use agreement executed with the seller, effective until January 2018.

The following table shows certain information regarding our office buildings, as of June 30, 2019:

	Date of acquisition/development	GLA (sqm)(1)	Occupancy rate(2)	Ownership interest	Total rental income for the fiscal year endedJune 30, 2019
			(%)	(%)	(in thousands of Ps.)
Offices
AAA & A buildings
República Building	Dec-14	19,885	95.2	100	310,782
Bankboston Tower	Dec-14	14,865	93.5	100	234,089
Intercontinental Plaza(3)	Dec-14	2,979	100.0	100	32,097
Bouchard 710	Dec-14	15,014	100.0	100	257,367
Dot Building	Nov-06	11,242	100.0	80	157,249
Zetta	Jun-19	32,173	97.5	80	349,519
Total AAA & A buildings		96,158	97.2		1,341,103
B buildings
Philips	Jun-17	7,755	45.7	100	63,956
Suipacha 652/64	Dec-14	11,465	44.6	100	79,887
Total B buildings		19,220	45.0		143,843
		115,378	88.3	N/A	1,484,945

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

Occupancy rate

The following table shows the occupancy rate of our offices for fiscal years 2019, 2018 and 2017:

	Occupancy rate (1)
	As of June 30,
	2019	2018	2017
	(%)
Offices:
República Building	95.2	98.4	95.2
Bankboston Tower	93.5	85.6	100.0
Intercontinental Plaza	100.0	100.0	100.0
Bouchard 710	100.0	100.0	100.0
Suipacha 652/64	44.6	86.2	86.3
DOT Building	100.0	100.0	100.0
Philips Building	45.7	69.8	—
Zetta Building	97.5	—	—
Total	88.3	92.3	96.7

(1) Leased square meters pursuant to lease agreements in effect as of June 30, 2019, 2018 and 2017 over gross leasable area of offices for the same fiscal years.

The following table sets forth the annual income per square meter for our offices during the fiscal years indicated.

	Income per square meter (1)
	As of June 30,
	2019	2018	2017
	(Ps./sqm)
Intercontinental Plaza	10,775	11,983	11,866
Bouchard 710	17,142	14,289	12,543
Suipacha 652/64	15,623	6,071	6,663
Bankboston Tower	16,842	12,038	11,761
República Building	16,417	11,471	13,085
Dot Building	13,968	10,101	9,816
Philips Building	18,046	5,029	—
Zetta Building	11,149	—	—

(1) Calculated by dividing annual rental income by the gross leasable area of offices based on our interest in each building as of June 30 for each fiscal period.

Lease expirations

We usually lease our offices by using contracts with an average term of two years, with the exception of a few contracts with different terms. Contracts for the rental of office buildings and other commercial properties are generally stated in U.S. dollars, and in accordance with Argentine law they are not subject to inflation adjustment.

The following table shows certain information about our lease agreements as of June 30, 2019:

Property	Number of leases (1)(5)	Annual rental income (Ps.)(2)	Rental income per sqm (new and renewed)(Ps.)(3)	Previous rental income per sqm (Ps.)(3)	Number of non-renewed leases	Non-renewed leases annual base renta mount (Ps.)(4)
Bouchard 710 Building	1	10,698,433	1,214	1,257	—	—
Della Paolera 265	3	104,463,158	1,249	1,251	1	2,242,046
República Building	8	93,015,881	1,343	1,230	—	—
Dot Building	3	42,673,277	1,078	1,008	—	—
Suipacha 664	1	10,576,344	552	530	—	—
Zetta Building	2	386,602,685	1,027	—	—	—
Total	18	648,029,779	1,086	1,139	1	2,242,046

(1) Includes new and renewed leases executed in fiscal 2019.
(2) Leases in U.S. dollars converted to pesos at the exchange rate prevailing on the first month of the agreement, multiplied by 12 months.
(3) Monthly value.
(4) Leases in U.S. dollars converted to pesos at the exchange rate prevailing on the last month of the agreement, multiplied by 12 months.
(5) It does not include leases over parking spaces, antennas or terrace area.

The following table sets forth the schedule of estimated lease expirations for our offices and other properties for leases in effect as of June 30, 2019. This data is presented assuming that none of our tenants exercises its option to renew or terminate its lease prior to expiration (most leases have renewal clauses):

Expiration year	Number of leases due to expire(1)	Square meters of leases due to expire (sqm) (3)	Square meter of leases due to expire(%)	Annual rental income amount of leases due to expire(in thousands of Ps.)(2)	Annual rental income amount of leases to expire(%)
As of June 30, 2019	6	1,579	2	7,620,524	1
As of June 30, 2020	21	17,543	17	241,339,158	18
As of June 30, 2021	24	24,525	24	350,704,821	26
As of June 30, 2022 and thereafter	27	58,418	57	755,100,462	56
Total	78	102,065	100	1,354,764,967	100

(1) Includes offices with leases that have not been renewed as of June 30, 2019. Does not include vacant square meters available for rent or square meters relating to parking spaces, easements or terraces. Does not include 1,353 square meters occupied by us.
(2) Annual rental income includes agreements relating to parking, antennas or terrace space. For purpose of this calculation, the monthly rental payments owed under leases denominated in U.S. dollars are converted into pesos at the exchange rate as of June 30, 2019, and multiplied by 12 months.
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

Intercontinental Plaza, City of Buenos Aires

Intercontinental Plaza is a modern 24 story building located next to the Intercontinental Hotel in the historic neighborhood of Monserrat in downtown Buenos Aires. We own a13.2% interest in the building which has 22,535 square meters of gross leasable area; meaning we own 2,979 square meters of GLA. The principal tenants include Cresud and IRSA, among others.

Bouchard 710, City of Buenos Aires

Bouchard 710 is an office building located in the Retiro neighborhood. The building is a 12 story tower, with an average area per floor of 1,251 square meters, including 165 parking spaces. In March 2017, the property received the gold qualification by the US Green Building Council. Tenants are Sibille S.C. (KPMG), Microsoft de Argentina S.A., Samsung Electronics Argentina S.A., Energy Consulting Services S.A. and Booking.com S.A., among others. It has approximately 15,014 square meters of gross leasable area.

Suipacha 652/64, City of Buenos Aires

Suipacha 652/64 is a seven-story office building located in the Buenos Aires office district. We own the entire building which also has 62 parking spaces. The building has unusually large floors, most measuring 1,580 square meters. The building’s principal tenants include Monitor de Medios Publicitarios S.A. and Hit Cowork, among others. The building has 11,465 square meters of gross leasable area.

Dot Building, City of Buenos Aires

Panamerican Mall S.A., our subsidiary, developed an office building with 11,242 square meters of gross leasable area next to Dot Baires Shopping. This building was inaugurated in July 2010 and it signaled our arrival in the growing market for office rental properties in the Northern Area. The building’s principal tenants include General Electric International Inc., Carrier, Boston Scientific Argentina S.A., Astrazeneca S.A. and Covidien S.A., among others.

Phillips Building, City of Buenos Aires

The historic Philips Building is adjacent to the Dot Baires Shopping Mall, in front of General Paz Avenue in Buenos Aires. The building has four office floors with a total gross leasable area of approximately 7,755 square meters and with construction capacity of another 20,000 square meters. We own 100% of the building.

Zetta Building

Our subsidiary Panamerican Mall S.A. built an office building that has 32,173 square meters of gross leasable area and 11 floors located in the commercial complex “Polo Dot” in Buenos Aires that was inaugurated in May 2019. . This new A+ property is potentially LEED. This development allows us to consolidate our position in the North Zone corridor of offices for rent. The building is approximately 80% occupied by Mercado Libre and 20% by Falabella.

Competition

Virtually all our office and other commercial properties other than shopping malls are in developed urban areas. There is a great number of office buildings, shopping malls, retail stores and residential houses in the zones where our properties are located. It is a highly fragmented market and an abundant of comparable properties in the vicinities may have an adverse impact on our ability to lease or sell office space and other properties and on prices of leases and sales.

In the future, both domestic and foreign companies are likely to participate in the real estate market in Argentina. In addition, we may decide to participate in foreign real property markets where we are likely to confront well-established competitors.

In the premium office segment, we compete with RAGHSA, Consultatio, Pegasus, Grupo Madero Este, Grupo Werthein, Grupo Farallón and YAR Construcciones.

Our Sales and Developments Segment

This segment includes trading properties units to be received under barter agreements in force and land reserves of our portfolio. As of June 30, 2019, we own plots and properties strategically located in the City of Buenos Aires and in the provinces of Argentina with potential to develop new projects.

The following table shows information about our land reserves as of June 30, 2019:

	Ownership Interest (%)	Date of acquisition	Land Surface (sqm)	Buildable surface (sqm)	GLA (sqm)	Salable Surface (sqm)	Fair Value (Ps. millions)

RESIDENTIAL - BARTER AGREEMENTS
Beruti (Astor Palermo) - City of Buenos Aires	100	Jun-08	—	—	—	175	235.9
CONIL - Güemes 836 – Mz. 99 & Güemes 902 – Mz. 95 & Commercial stores - Buenos Aires	100	Jul-96	—	—	—	1,461	61.6
Total Intangibles (Residential)			—	—	—	1,636	297.5

LAND RESERVES:
Catalinas - City of Buenos Aires (5)	100	May-10	3,648	58,100	30,832	—	—
Subtotal offices			3,648	58,100	30,832	—	—
Total under Development			3,648	58,100	30,832	—	—
UOM Luján - Buenos Aires	100	May-08	1,160,000	464,000	—	—	445.9
San Martin Plot (Ex Nobleza Piccardo) - Buenos Aires (4)	50	May-11	159,995	500,000	—	—	1,715
La Plata - Greater Buenos Aires	100	Mar-18	78,614	116,552	—	—	423.1
Maltería Hudson – Greater Buenos Aires	100	Jul-18	147,895	177,000	—	—	1,019.8
Caballito plot - City of Buenos Aires	100	Jan-99	23,791	86,387	10,518	75,869	1,557.5
Subtotal Mixed-uses			1,570,296	1,343,940	10,518	75,869	5,161.3
Coto Abasto air space - City of Buenos Aires(2)	100	Sep-97	—	21,536	—	16,385	539.1
Córdoba Shopping Adjoining plots - Córdoba(2)	100	Jun-15	8,000	13,500	—	2,160	19.6
Neuquén - Residential plot - Neuquén(2)	100	Jun-99	13,000	18,000	—	18,000	100.6
Subtotal residential			21,000	53,036	—	36,545	659.3
Polo Dot commercial expansion – City of Buenos Aires	80	Nov-06	—	—	15,940	—	590.0
Paraná plot - Entre Ríos (3)	100	Aug-10	10,022	5,000	5,000	—	—
Subtotal retail			10,022	5,000	20,940	—	590.0
Polo Dot - Offices 2 & 3 - City of Buenos Aires	80	Nov-06	12,800	—	38,400	—	1,135.7
Intercontinental Plaza II - City of Buenos Aires	100	Feb-98	6,135	—	19,598	—	473.3
Córdoba Shopping adjoining plots - Córdoba(2)	100	Jun-15	2,800	5,000	5,000	—	11.1
Subtotal offices			21,735	5,000	62,998	—	1,620.1
Total future developments			1,623,053	1,406,976	94,456	112,414	8,030.7
Other land reserves(1)			1,899	—	7,297	262	642.0
Total land reserves			1,624,952	1,406,976	101,753	112,676	8,672.7

(1)  Includes Zelaya 3102-3103, Chanta IV, Anchorena 665, Condominios del Alto II, Ocampo parking spaces, DOT adjoining plot and Mendoza shopping adjoining plot.
(2)  These land reserves are classified as Property for Sale, therefore, their value is maintained at historical cost. The rest of the land reserves are classified as Investment Property, valued at market value.
(3)  Sign of the deeds pending subject to certain conditions.
(4)  Through Quality Invest.
(5)  Sale agreements for 86,93% of the property under development have been signed between IRSA and IRSA CP and the remaining units have been sold to Globant, also through an agreement. The sale deed with both entities is yet to be signed. The fair value disclosed above corresponds only to the land.

The following table shows information about our expansions on current assets as of June 30, 2019:

Expansions	Ownership interest	Surface	Locations
	(%)	(sqm)
Alto Rosario	100	2,000	Santa Fé
Alto Palermo Adjoining Plot	100	3,900	City of Buenos Aires
Alto Avellaneda	100	1,300	Buenos Aires Province
Dot Baires Shopping	80	1,600	City of Buenos Aires
Subtotal current expansions		8,800
Other future expansions(1)		98,055
Subtotal future expansions		98,055
Total Shopping Malls		106,855
Patio Bullrich - Offices / Hotel	100	10,000	City of Buenos Aires
Philips Building	100	20,000	City of Buenos Aires
Subtotal future expansions		30,000
Total offices		30,000

Total expansions		136,855

(1)  Includes Alto Palermo, Paseo Alcorta, Alto Avellaneda, Soleil, Alto Noa, Alto Rosario, Mendoza, Córdoba y La Ribera Shopping

Description of the Properties:

Residential properties

Condominios del Alto II—City of Rosario, Province of Santa Fé

The Condominios del Alto II project will be composed of two building blocks opposite one another, commercially divided into 10 sub-blocks. The project consists of a total of 189 apartments distributed over six stories and 195 parking spaces located in two basements. Amenities will include a swimming pool with solarium, a multiple use room, sauna, a gym with dressing rooms and a laundry. As of June 30, 2019, the works in parcel H have been completed and all the units subject to the barter have been received, with eight parking spaces available for sale.

Intangibles—units to be received under barter agreements

Beruti Plot of Land—City of Buenos Aires

On October 13, 2010, we and TGLT entered into an exchange agreement in connection with a plot of land located at Beruti 3351/59 in the City of Buenos Aires that we will contribute to TGLT in exchange for a combination of cash and a total of 2,170 square meters in residential apartments to be developed by TGLT on the plot. Per the agreement, TGLT will transfer to us (i) certain units to be determined, representing 17.33% of the aggregate surface of the residential space, (ii) a number of parking spaces to be determined, representing 15.82% of the aggregate surface of the parking spaces, (iii) all the commercial parking spaces in the future building and (iv) the sum of US$10.7 million. To ensure performance of the obligations assumed by TGLT under the deed of sale, a mortgage was granted in our favor.

On December 30, 2016, we and TGLT signed the transfer of title certificate for 36 residential apartments totaling 2,413 square meters, 32 residential parking spaces, and 171 commercial parking spaces. As of June 30, 2019, two apartments, 13 residential parking spaces and 171 commercial parking spaces remain available for sale.

Conil—Avellaneda, province of Buenos Aires

These plots of land face Alto Avellaneda shopping mall, totaling 2,398 square meters distributed on two opposite corners and, according to urban planning and zoning standards, approximately 6,000 square meters may be developed. These plots may be developed for residential use with the possibility of retail space as well. In November 2014, a barter deed was executed to carry out a residential development, in exchange for which we will receive 1,389 square meters of retail store space located on the ground floors of blocks 99 and 95 at Güemes 836 and Güemes 902.

The barter was valued at US$0.7 million. Considerations for block 95 and 99 were stipulated to be delivered in January and September 2018, respectively. In June 2018, an extension to the barter arrangements was signed. In consideration for the delay and as compensation, we will receive an additional apartment (55.5 square meters) and one parking lot (14 square meters).

Projects under development

Alto Palermo Expansion

We continue to work on the expansion of Alto Palermo shopping mall which has the highest sales per square meter in our portfolio, that will add a gross leasable area of approximately 3,900 square meters and will consist of moving the food court to a third level by using the area of an adjoining building we acquired in 2015. Work progress as of June 30, 2019 was 23% and construction works are expected to be completed by July 2020.

200 Della Paolera - Catalinas building

The Catalinas building under construction will have 35,000 sqm of GLA consisting of 30 office floors and 316 parking spaces and will be located in the “Catalinas” neighborhood in the City of Buenos Aires, a prime area for premium office development. We will own 30,832 square meters consisting of 26 floors and 272 parking spaces in the building. The total estimated investment in the project is Ps.2,600 million and as of June 30, 2019, work progress was 68%.

Mixed use

Ex UOM—Luján, Province of Buenos Aires.

This 116-hectare plot of land is located in the 62 Km of the West Highway, at the intersection with Route 5 and was originally purchased by CRESUD from Birafriends S.A. for US$3 million on May 31, 2008. In May 2012, we acquired the property through a purchase and sale agreement entered into between related parties. Our intention is to carry out a mixed-use project, taking advantage of the environment and the strategic location of the plot. At present, negotiations are underway to agree zoning changes that would allow us to undertake the project as planned.

Ex Nobleza Piccardo Plant—San Mart’n, Province of Buenos Aires.

This plot of land is owned by Quality Invest. On May 31, 2011, Quality Invest and Nobleza Piccardo executed a title deed providing for the purchase of a plot of land extending over 160,000 square meters located in the District of San Mart’n, Province of Buenos Aires. The parcel currently is zoned for industrial purposes and suitable for mixed-use development. The purchase price for the property was US$33 million.

Simultaneously with execution of the title deed, the parties entered into a lease whereby Nobleza Piccardo leased the property to Quality Invest for a term of up to 36 months from May 2011. On March 2, 2015, an arrangement was executed by Nobleza Piccardo and Quality Invest providing for full return of the property, thereby terminating the collaboration between the parties.

On June 28, 2017, Quality Invest signed an agreement with EFESUL S.A. providing for Quality Invest to assume the obligations of EFESUL contemplated in an agreement entered into with the Municipality of General San Martin within the framework of an urban development agreement (the “Urban Agreement”). The agreement contemplates a donation, which will be paid based on the work progress that the Municipality develops on the property initially transferred by EFESUL S.A.

In addition, in July 2017, Quality Invest subscribed two addenda to the Urban Development Agreement, which contemplate the following: 1) a new subdivision plan for the property would be presented within 120 days of the addendum effective date and 2) the payment of the twelfth installment in cash was substitutedby a payment of Ps.71 million in 18 equal and consecutive monthly installments. As of the date of these annual report, the first thirteen installments were canceled. The remaining five installments will be credited against certificates of work advances as a balance for the execution by the Municipality as established in the third addendum signed on October 16, 2018.

Also, on the same date, Quality Invest transferred to the Municipality of San Martín a parcel of land for the expansion of R. Peña Street under a free lease. On December 27, 2018, the Municipality also received a parcel of land on Av. San Mart’n for us in connection with the extension of the Metrobus public bus service to the intersection with Rodriguez Peña Street. As of the date of this annual report, both works are in the process of completion. Once completed they must be transferred to the Municipality of San Mart’n. In compliance with the provisions of the third addendum, the subdivision plan and related master plan were presented before the Ministry of Public Works and Services, which is in the process of approval by the Municipality.

The master plan was carried out by the prestigious Gehl Studio (Denmark), generating a modern concept of a new urban district which is being carried out to a preliminary project / project phase through the Mc Cormack Architecture Studio and Associates and internal and external teams.

Córdoba Shopping Mall Project

We own a few plots adjacent to the Córdoba Shopping Mall with a development potential of approximately 18,500 square meters in the center of the City of Córdoba. In May 2016, we signed a barter agreement for contribution of 13,500 square meters of the total development potential for a term of one year, at the end of which the title deed would be executed. This development will be a mixed residential and office project and, as part of the consideration, we will receive a total of 2,160 square meters in apartments, parking spaces and retail space, plus the management of permits, combinations and subdivisions over three plots. The units to be paid as consideration are due by May 2022 for Torre I and by July 2024 for Torre II. The value of the barter was US$4 million.

Plot of Land La Plata

On March 22, 2018, we acquired 100% of a plot of land of 78,000 sqm of surface in the town of La Plata, province of Buenos Aires. The transaction was consummated through the purchase of 100% of the shares of Entertainment Center La Plata S.A. that owns 61.85% of the property and the direct purchase of the remaining 38.15% from unrelated third parties. The price of the acquisition was US$7.5 million which have been fully paid. We intend to use the property develop a mixed-use project, given the property’s characteristics for a commercial development in a district with high potential.

On January 21, 2019, Ordinance No. 11,767, approved by the Honorable Deliberative Council of La Plata, has been promulgated on December 26, 2018. The promulgation formally confirmed, the uses and indicators requested to develop a project of 116,553 m2

Caballito Plot of land – City of Buenos Aires

Caballito is a property of approximately 23,791 sqm located in the Caballito neighborhood of Buenos Aires, one of the most densely populated in the city, that we purchased in November 1997. This plot will be used for the development of residential and retail use, with more than 85,000 sqm of public spaces. The project has received requisite governmental approvals.

La Maltería Hudson

In July 2018, we acquired through our wholly-owned subsidiary, La Maltería S.A., a parcel with 147,895 sqm of surface and approximately 40,000 sqm of developed surface area commonly known as “Maltería Hudson”, located at the intersection between Route 2 and the Buenos Aires - La Plata highway, the main connection junction from the south of Greater Buenos Aires and the Atlantic Coast. The property is located in the City of Hudson, province of Buenos Aires. The price of the transaction was US$7.0 million, which has been paid in full.

There are two adjoining properties to La Maltería encompassing approximately 49,000 sqm and 57,000 sqm, respectively. The transfer of the deed for each parcel is pending. The acquisition price totaled US$720,825, of which 10% has already been paid and the balance is due at the time the deed is transferred. We executed an option with an unrelated third party to sell between 15% to 30% of the shares of La Maltería S.A. at our initial acquisition price plus interest to be determined for a 6-month period. On August 8, 2019, we entered into an agreement with TGLT, where, according to different conditions, we would contribute our ownership of La Maltería into TGLT.

Residential

Coto Residential Project

We own the right to develop above the premises that currently houses the Coto hypermarket that is close to the Abasto Shopping mall in the heart of the City of Buenos Aires. We acquired the premises on September 24, 1997. We estimate this property has a construction capacity of 23,000 square meters (it also includes the right to receive certain parking units). The premises are located within the area between Agüero, Lavalle, Guardia Vieja and Gallo streets, in the Abasto neighborhood.

On October 25, 2019, we have transferred to a non-related third party the rights to develop a residential building (“Tower 1”) on Coto Supermarket airspace located in Abasto neighborhood in the City of Buenos Aires. Tower 1 will have 22 floors of 1 to 3 rooms apartments, totaling an area of 8,400 sqm.

The amount of the operation was set at US$ 4.5 million: US$ 1 million in cash and the balance in at least 35 apartment units, which represent the equivalent of 24.20% of the owned square meters, with a minimum guaranteed of 1,982 sqm.

In a 30 months period since the signature, when certain conditions have been met, we must transfer to the same unrelated third party the rights to build a second apartment building.

Neuquén Residential Plot—Neuquén, Province of Neuquén

Through Shopping Neuquén S.A., we own a plot of 13,000 square meters with construction capacity of 18,000 square meters of residential properties in an area with significant growth potential. This area is located close to the Alto Comahue shopping mall. An existing hypermarket currently in operation will also feature a hotel to be developed.

Offices

Polo Dot 2nd and 2—3rd Stages—City of Buenos Aires

These two parcels of 6,400 square meters each with a construction capacity of 33,485 square meters each, are located adjoining to where the extension of Dot Baires Shopping is planned. In April 2018, both plots were unified into a single parcel of 12,800 square meters.

Intercontinental Plaza II Plot—City of Buenos Aires

In the heart of the neighborhood of Monserrat, just a few meters from the most-trafficked avenue in Buenos Aires and the financial center, is the Intercontinental Plaza complex consisting of an office tower and the exclusive Hotel Intercontinental. In the current plot of 6,135 square meters a second office tower of 19,600 square meters and 25 stories could be developed to supplement the tower currently located in the intersection of Moreno and Tacuari streets.

Others Assets

La Rural (Exhibition and Convention Center)

LRSA holds usufruct rights for the commercial operation of the emblematic Predio Ferial de Palermo (Palermo exhibition center) in the City of Buenos Aires. We own 35% of the equity of LRSA.

In July 2016, we acquired from FEG Entretenimientos S.A. 25% of the shares of EHSA, in which we already held 50% of the share. We also acquired a 1.25% interest in ENUSA from Mr. Marcelo Figoli. The aggregate acquisition price for such acquisitions was Ps.66.5 million. Immediately after this acquisition, we sold 5% of the shares of EHSA to Mr. Diego Finkelstein, who already owned a 25% equity interest. The sale amount was agreed at Ps.13.5 million. As a result, we now hold 70% of the shares of EHSA and Mr. Diego Finkelstein holds the remaining 30%.

EHSA holds, directly and indirectly, 100% of the shares of OASA and 95% of the shares of ENUSA. OASA holds 50% of the voting stock of LRSA and SRA holds the remaining 50%. In addition, OASA manages LRSA pursuant to agreements entered into with SRA that include the right to appoint the chairman of the board of LRSA—with deciding vote on certain key governance matters—and the chief executive of LRSA. ENUSA is mainly engaged in organizing entertainment events for trade fairs.

On August 4, 2017, a 15-year concession for the Exhibition and Convention Center of the City of Buenos Aires was executed by the joint venture LA RURAL S.A. - OFC S.R.L. - OGDEN ARGENTINA S.A. – ENTRETENIMIENTO UNIVERSAL S.A. UNION TRANSITORIA, which was granted pursuant a public bidding process. The members of the joint venture hold the following interests: (a) LRSA 5%; (b) OFC SRL 20%; (c) OASA 55%; and (d) EUSA 20%.

The shareholders of LRSA are Sociedad Rural Argentina and OASA, each of which owns 50% equity interest. OASA and EUSA are controlled by EHSA. Consequently, we indirectly hold a 50.00% interest in the joint venture.

The Exhibition and Convention Center has a surface area of approximately 22,800 sqm and may accommodate approximately 5,000 attendees. It has a main exhibit hall and an ancillary hall, offices and meetings rooms, arranged in three underground levels that were designed to blend into the landscape extending from the School of Law of the University of Buenos Aires to Parque Thays.

Also, La Rural S.A. continues to work on the consolidation of the commercial development of the “Convention Center of Punta del Este”, through its participation in the company that holds the concession until 2041.

TGLT (real estate)

TGLT is a real estate company listed on the BYMA which is mainly engaged in residential development projects in Argentina and Uruguay. We hold a 3.7% interest in TGLT.

On August 1, 2017, we exercised our preemptive subscription and accretion rights and purchased 22,225,000 Subordinated Notes Convertible into Newly Issued Shares of TGLT for an aggregate amount of US$22,225,000 (US$ 1.00 par value) due 2027.

On August 8, 2019 has executed with TGLT certain contracts tending to collaborate in the process of financial restructuring of said company through its recapitalization. For more information see “Recent Developments - Recapitalization agreement TGLT”

DirecTV Arena

DirecTV Arena is an indoor stadium with unique features intended for the performance of top-level international events, including sporting events and concert. The price set for the transaction was US$4.2 million. Through these types of investments, our equity stake in LRSA and through the new Convention Center of the City of Buenos Aires, we continue to expand our exposure into conventions, sporting events and entertainment, which could generate synergies with our core shopping mall business.

Pareto

On October 8, 2018, the company Pareto S.A. was incorporated, with the social purpose of design, programming and development of software, mobile and web applications. The company started with 100,000 ordinary shares of capital (65% IRSA CP and 35% Hernan Finkelstein). On December 17, 2018, a capital increase for 16,500 shares was approved, subscribed in full by us, and the new holding being 69.96% by us and 30.04% by Hernan Finkelstein, with an issue premium of Ps.3.5 million per share, that is, a total premium of Ps.58.3 million.

Pareto is a 100% digital customer loyalty system that promotes benefits and discounts in all our shopping malls.

Appa, Pareto’s app is a 100% digital customer loyalty system that promotes benefits and discounts across all our shopping malls. The app is also used to pay Parking lots giving customers the most convenient and fast check out available. The plan is to extend this frictionless payments method in gastronomic and apparel stores too.

Tarjeta Shopping (consumer finance)

Tarjeta Shopping S.A. is a company founded in 1995 that is issues, processes and administers credit cards, allowing cardholders to obtain cash and consumer financing in stores. In 2010, Banco Hipotecario S.A. acquired an 80% in the company form us; the remaining 20% is held by us. On February 14, 2019, we completed the sale of our entire equity stake in Tarshop S.A. to Banco Hipotecario S.A., which thereby became the holder of 100% of the share capital of Tarshop.

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

Information technology

We keep investing in technological innovation. The advances of society and changes in consumer habits constantly challenge us and motivate us to apply the latest technological trends to serve the visitor’s experience in the shopping malls and learn more about our clients. In 2018, we signed a strategic agreement with Microsoft with three main objectives: (i) To increase our knowledge of our visitors, in order to improve their experience at our malls through data driven decisions; (ii) To enhance our tenants´ business by providing innovations that improve their efficiency and execution; (iii) To elevate the efficiency of our assets through Smart Building initiatives. Among other examples, we count being able to pay from the cell phone, or booking garages. During this exercise, we finished the implementation of the first stage of our new CRM, that will allow us to better know our customers. we launched Pareto, a 100% digital customer loyalty system that promotes benefits and discounts in all our shopping malls, as well as MOL Commercial Intelligence System, that brings us closer to omnichannel. MOL is a system through which we make available the stock of all stores at our shopping malls, so we are able to deliver the product to the customer's address within 2 hours. In addition, we are working to launch sales through Instagram accounts of our shopping malls, as well as the new digital gift voucher, and the change of all payment terminals in the stores.

Regulation and Government Supervision

The laws and regulations governing the acquisition and transfer of real estate, as well as municipal zoning ordinances, apply to the development and operation of our properties. Currently, Argentine law does not specifically regulate shopping mall leases. Since our shopping mall leases generally diverge from ordinary commercial leases, we have developed contractual provisions which are tailored to the commercial relationship with our shopping mall tenants.

Leases

Argentine law imposes certain restrictions on property owners, including:

●
a prohibition to include in leases automatic price adjustment clauses based on indexes; and

●
a minimum lease term of two years for all purposes, except in particular cases such as embassy, consulate or international organization venues, room with furniture for touristic purposes for less than three months, custody and bailment of goods, exhibition or offering of goods in fairs or in cases where due to the circumstances, the subject matter of the lease requires a shorter term.

Rent increases

There are contradictory court rulings regarding whether rents may be increased during the term of a lease. For example, Section 10 of the Law No. 23,928, as amended by Public Emergency Law No. 25,561 prohibits a rent adjustment under leases subject to indexes, such as the consumer price index or the wholesale price index. Most of our leases have rent increase clauses that are not based on any official index. As of the date of this annual report, no tenant has filed any legal action against us challenging incremental rent increases, but we cannot assure that such actions will not be filed in the future and, if any such actions were successful, that they will not have an adverse effect on our business and results of operations.

Lease term limits

Under the Argentine Civil and Commercial Code lease terms may not exceed 20 years (for residential purpose) or fifty years (all other purposes). Generally, terms in our leases range from 3 to 10 years.

Rescission rights

The Argentine Civil and Commercial Code provides that tenants may terminate leases early after the first six months of the effective date. Such termination is subject to penalties which range from one to one and a half months of rent. If the tenant terminates the agreement during the first year of the lease, the penalty is one and a half month’s rent and if termination occurs after the first year of lease, the penalty is one month’s rent.

Other

The Argentine Civil and Commercial Code, among other rules, repealed the Urban Lease Law No. 23,091, which set forth a rule similar to the one described above, but established the obligation to give at least 60 days’ prior notice of exercise of the tenant’s unilateral termination right. There are no court rulings to date with respect to the new regulations related to: (i) the tenant’s unilateral termination right; or (ii) the possibility of agreeing a penalty different from that described above upon such termination.

While current policy discourages government regulation of leases, there can be no assurance that additional regulations will not be imposed in the future by Congress, including regulations similar to those previously in place. Furthermore, most of our leases provide that the tenants pay all costs and taxes related to the property in proportion to their respective leasable areas. In the event of a significant increase in such costs and taxes, the government may respond to political pressure to intervene by regulating this practice, thereby adversely affecting our rental income.

The Argentine Civil and Commercial Code enables landlords to pursue what is known as an “executory proceeding” if a tenant fails to pay rent when due. In executory proceedings, debtors have fewer defenses available to prevent foreclosure, making these proceedings substantially shorter, as the origin of the debt is not in question and the trial should focus on the formalities of the contract. The Argentine Civil and Commercial Code also permits special eviction proceedings, which are carried out in the same way as ordinary proceedings. The Argentine Civil and Commercial Code also requires that a residential tenant receive at least 10 days’ prior notice when a landlord demands payment of rent due if a breach prior to eviction occurs but does not impose any such requirement for other leases. However, court cases pending resolution and numerous procedural hurdles have resulted in significant delays to eviction proceedings in the commercial context, which generally last from six months to two years from the date of filing of the suit for eviction.

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

Buenos Aires Building Code

The Buenos Aires Building Code (Código de Edificación de la Ciudad de Buenos Aires) complements the Buenos Aires Urban Planning Code regulating the use and development of property in the City of Buenos Aires. The Building Code requires developers to obtain building permits, including submitting architectural plans for review of the Secretary of Work and Public Services, to monitor regulatory compliance.

Buenos Aires Authorizations and Licenses Code

The Authorizations and Licenses Code (Código de Habilitaciones de la Ciudad de Buenos Aires) sets forth the conditions under which authorizations or licenses to operate may be granted. The General Bureau of Authorizations and Licenses is responsible for implementing and enforcing the Authorizations and Licenses Code. Outside Buenos Aires City, our real estate activities are subject to similar municipal zoning, building, occupation and environmental regulations, which must also comply with national standards. In some jurisdictions we may also be subject to regulation of large commercial areas, which require approval of the location of these areas. We believe that all of our real estate properties are in material compliance with relevant laws, ordinances and regulations.

Sales and ownership

Real Estate Installment Sales Law

The Real Estate Installment Sales Law No. 14,005, as amended by Law No. 23,266 and Decree No. 2015/85, or “Real Estate Installment Sales Act,” imposes a series of requirements on contracts for the sale of subdivided real estate property including, for example, that the purchase price for a property is payable in installments. The law requires, among other things:

Registration of intent to sell the property in subdivided plots with the Real Estate Registry in the jurisdiction where the property is located. Registration is only permitted for unencumbered property. Mortgaged property may only be registered if creditors agree to divide the debt in accordance with subdivided plots. Creditors may be judicially compelled to agree to the partition.

Preliminary registration with the Real Estate Registry of the purchase instrument within 30 days after its execution.

Once the property is registered, the installment sale must be completed in a manner consistent with the Real Estate Installment Sales Act. If a dispute arises over the title between the purchaser and third-party creditors of the seller, the installment purchaser who has duly registered the purchase instrument will have title to the plot. The purchaser can demand conveyance of title after at least 25% of the purchase price has been paid, although the seller may record a mortgage over the subject property to secure payment of the balance of the purchase price.

After payment of 25% of the purchase price or advancement of at least 50% of construction, the Real Estate Installment Sales Act prohibits termination of the sales contract for failure by the purchaser to pay the balance of the purchase price but gives the seller the right to enforce under any mortgage on the property.

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

Protection of the Disabled

The Law for Protection of the Disabled No. 22,431, enacted on March 16, 1981, as amended, provides that properties under construction or that are being remodeled must provide access for handicapped persons. Public spaces, entrances, hallways, elevators and common use facilities must be designed to provide mobility for impaired individuals. Buildings developed before enactment of the Protection for the Disabled Law must be reformatted to provide requisite access. Buildings that, because of their architectural design, may not be adapted to the use by the physically impaired, are exempted from these requirements.

Other regulations

Consumer relations, consumer or end-user protection

Article 42 of the Argentine Constitution establishes that consumers and users of goods and services have a right to protection of health, safety and economic interests in a consumer relationship. Consumer Protection Law No. 24,240, as amended, regulates several issues concerning the protection of consumers and end users in a consumer relationship, in the arrangement and execution of contracts. The Consumer Protection Law, and the applicable sections of the Argentine Civil and Commercial Code are intended to regulate the constitutional right conferred under the Constitution on the weakest party to the consumer relationship and prevent potential abuses deriving from the stronger bargaining position of vendors of goods and services in a market economy where standard form contracts are widespread.

These laws deem void and unenforceable contractual provisions included in consumer contracts, that:

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

The Consumer Protection Law and the Argentine Civil and Commercial Code define consumers or end users as the individuals or legal entities that acquire or use goods or services, free of charge or for a price for their own final use or benefit or that of their family or social group. The protection under the laws afforded to consumers and end users encompasses the entire consumer relationship, from the offering of the product or service, to cover more than just those relationships established by means of a contract. Providers of goods and services include those who produce, import, distribute or commercialize goods or supply services to consumers or users (but excludes professionals whose services require a college degree or higher who are required to register in officially recognized professional organizations).

The Argentine Civil and Commercial Code defines a consumer agreement as one that is entered into between a consumer or end user and an individual or entity that manufactures goods or provides services to consumers for private, family or social use. The Consumer Protection Law imposes a range of penalties for violation of its provisions, from warnings to the forfeiture of concession rights, and establishes joint and several liability of each participant in the chain of distribution or whose trademark on the thing or service for damages caused to consumers derived from a defect or risk inherent in the thing or the provision of a service.

The Consumer Protection Law excludes the services supplied by professionals that require a college degree and registration in officially recognized professional organizations or by a governmental authority. However, this law regulates the advertisements that promote the services of such professionals.

The Consumer Protection Law determines that the information contained in the offer addressed to undetermined prospective consumers binds the offeror during the period when the offer is made until its public revocation. Further, it determines that specifications included in advertisements, announcements, prospectuses, circulars or other media bind the offeror and are considered part of the contract entered into by the consumer.

Pursuant to Resolution No. 104/2005 issued by the Secretariat of Technical Coordination reporting to the Argentine Ministry of Treasury, Consumer Protection Law adopted Resolution No. 21/2004 issued by the Mercosur’s Common Market Group, persons engaged in internet commerce must disclose precisely the characteristics of the products and/or services offered and the sale terms. Failure to comply with the terms of the offer is deemed an unjustified denial to sell and may give rise to sanctions.

On September 17, 2014, the Argentine Congress enacted Law No. 26,993 called “Conflict Resolution in Consumer Relationships System” law that provides for creation of new administrative and judicial procedures. The law created a bicameral administrative system: the Preliminary Conciliation Service for Consumer Relations (Servicio de Conciliación Previa en las Relaciones de Consumo), or “COPREC,” and the Consumer Relations Audit, and a number of courts assigned to the resolution of conflicts between consumers and providers (Fuero Judicial Nacional de Consumo). The amount of any filed claim may not exceed a fixed amount equivalent to 55 adjustable minimum wages, as determined by the Ministry of Labor, Employment and Social Security. The claim must be filed with the administrative agency. If an agreement is not reached, the claimant may file the claim in court. While COPREC is currently in full force and effect, the court system (Fuero Judicial Nacional de Consumo) is still pending. Therefore, any current claim must be filed with existing courts. A considerable number of claims pending against us are expected to be settled within the framework of this system.

Antitrust Law

Law No. 27,442, as amended, or the “Antitrust Law,” prevents collusive practices by market participants and requires administrative approval for transactions that according to the Antitrust Law constitute an economic concentration. According to this law, mergers, transfers of goodwill, acquisitions of property or rights over shares, capital or other convertible securities, or similar transactions by which the acquirer controls or substantially influences a company, are considered as an economic concentration. Whenever an economic concentration involves a company or companies and the aggregate volume of business in Argentina of the companies concerned exceeds 100 million mobile units, the respective concentration must be submitted for approval to the CNDC. The request for approval may be filed, either prior to the transaction or the implementing of the control take.

For the purpose of determining the volume of the business mentioned on the paragraph before, the CNDC will annually inform the amount in legal currency that will apply during the corresponding year. For that purpose, the CNDC will consider the mobile unit value current at the last business day of the previous year. When a request for approval is filed, the CNDC may (i) authorize the transaction, (ii) subordinate the transaction to the accomplishment of certain conditions or (iii) reject the authorization.

The Antitrust Law provides that economic concentrations in which the transaction amount and the value of the assets subject to acquisition or disposition do not exceed 20 million mobile units each do not require approval. When the amount of the transactions consummated in the preceding 12 months exceeds in aggregate 20 million mobile units or 60 million mobile units in the preceding 36 months, these transactions require CNDC approval.

As our consolidated annual sales volume and our parent’s consolidated annual sales volume exceed Ps.200.0 million, we must give notice to the CNDC of any concentration provided for under the Antitrust Law.

Money laundering

For more information about money laundering regulations see, “Item 10. Additional Information—E. Money Laundering”.

Environmental Law

Our activities are subject to a number of national, provincial and municipal environmental regulations. Article 41 of the Argentine Constitution, as amended in 1994, provides that all Argentine inhabitants have the right to a healthy and balanced environment fit for human development. Environmental damage requires that the person or entity responsible assume the obligation to restore the subject property as provided by applicable law. The authorities must enforce the protection of this right, the rational use of natural resources, the preservation of the natural and cultural heritage and of biodiversity, and shall also provide for environmental information and education. The national government must establish minimum standards for environmental protection while provincial and municipal governments must set specific standards and regulations.

On November 6, 2002, the Argentine Congress implemented Law No. 25,675 to regulate the minimum standards for the achievement of a sustainable environment and the preservation and protection of biodiversity. This law establishes the activities that are subject to an environmental impact assessment and sets forth certain applicable requirements. In addition, this Law sets forth the duties and obligations attendant if any damage to the environment occurs and provides for restoring the environment to its former condition or pay applicable compensation, or both. This Law also fosters environmental education and requires minimum reporting obligations.

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

Environmental matters

We consistently strive to act responsibly regarding protection of the environment in the management of our operating activities by preventing and minimizing the potential adverse environmental impacts of our activities. We have adopted an environmental impact policy, which is used as a reference for the realization of our investments. We are subject to environmental legislation under a series of laws, ordinances, norms, and national, provincial and municipal regulations of Argentina. Environmental obligations vary depending on the project site, the site’s environmental conditions, current and prior uses, and the activity proposed to be developed. Compliance with environmental laws may result in project delays or impose additional requirements that may result in substantial additional costs that may adversely affect our commercial activities. Before purchasing land or carrying out an investment on a plot of land, we carry out an environmental assessment of the parcel to identify possible environmental contingencies and analyze the possible environmental impact of the investment or the development to be carried out. Historically, our operations have not been negatively affected by the existence or potential existence of pollutants, nor by the failure to obtain environmental approvals or permits.

We intend to continue implementing plans that enhance our monitoring activities, in line with our commitment to and respect for the environment, our compliance obligations and with existing regulations, while seeking to optimize the use of resources.

C. Organizational Structure

The following table presents information relating to our ownership interest and the percentage of our consolidated total net revenues represented by our subsidiaries as of June 30, 2019:

Subsidiary	Activity	Country of incorporation	Ownership percentage	Voting power percentage (1)	Percentage of our total net revenues
Panamerican Mall S.A.	Real estate	Argentina	80%	80%	15.23%
Torodur S.A.	Investments	Uruguay	100%	100%	0%
Arcos del Gourmet S.A.	Real estate	Argentina	90%	90%	1.88%
Shopping Neuquén S.A.	Real estate	Argentina	100%	100%	1.45%
Entertainment Holdings S.A.	Investments	Argentina	70%	70%	1.16%
Emprendimiento Recoleta S.A.	Real estate	Argentina	54%	54%	0.62%
Fibesa S.A.	Mandatary	Argentina	97%	97%	2.20%
Centro de Entretenimiento La Plata S.A.	Real estate	Argentina	95%	95%	0%
La Maltería S.A.	Real estate	Argentina	100%	100%	0%
Pareto S.A.	Software design and development	Argentina	70%	70%	0%

(1) Percentage of equity interest has been rounded. It does not contemplate irrevocable capital contributions

Organizational chart

IRSA Inversiones y Representaciones S.A.
Others
82.3%
17.7%
IRSA Propiedades Comerciales S.A.
80.0%
Panamerican Mall S.A.
Dot Baires Shopping, Zetta & Dot Buildings and DOT Adjoining Plot
99.95%
Shopping Neuquén S.A.
Alto Comahue
90.0%
Arcos del Gourmet S.A.
Distrito Arcos
53.7%
Emprendimiento Recoleta S.A.
50.0%
Nuevo Puerto Santa Fe S.A.
La Ribera Shopping
100.0%
Fibesa S.A.
Real Estate Agent
50.0%
Quality Invest S.A.
San Martin plot of land
100.0%
Centro de Entretenimientos La Plata S.A.
La Plata plot of land
100.0%
La Maltería S.A.
Hudson plot of land
Shopping Centers:
Abasto
Alto Palermo
Alto Avellaneda
Alcorta Shopping
Patio Bullrich
Alto NOA
Mendoza Plaza
Alto Rosario
Córdoba Shopping
Soleil Premium Outlet
Patio Olmos
Offices:
República Building
Torre Bankboston
Intercontinental Plaza
Bouchard 710
Suipacha 652/64
Phillips
3.7%(2)
TGLT
Real Estate Company
69.96%
Pareto S.A.
Digital customer loyalty system that promotes benefits and discounts in all our shopping centers
100.0%
Torodur S.A.
17.8%
Avenida Inc.
100.0%
Avenida Compras S.A.
E-Commerce Company
70.0%
Ogden Argentina S.A.(1)
La Arena
Operates "DirectTv Arena"
La Rural S.A.
Commercial operation of "Predio Rural de Palermo"

(1)  Indirectly through Entertainment Holdings S.A.
(2)  On August 1, 2017, we exercised our preemptive subscription and accretion rights and purchased 22,225,000 Subordinated Notes Convertible into Newly Issued Shares of TGLT for more information see See “—Others Assets- TGLT (real estate)”.

D. Property, Plant and Equipment

Our properties include shopping malls, office buildings and land reserves for the construction of shopping malls or apartment buildings. All of our properties are located in Argentina. Also, for information about our future developments please see “Business Overview—Future Developments.”

 The following table sets forth certain information about our owned investment properties:

Property	Location	Use	Encumbrance
Shopping malls portfolio
Alto Palermo Shopping	City of Buenos Aires, Argentina	Shopping Mall	-
Abasto	City of Buenos Aires, Argentina	Shopping Mall	-
Alto Avellaneda	Buenos Aires Province, Argentina	Shopping Mall	-
Alcorta Shopping	City of Buenos Aires, Argentina	Shopping Mall	-
Patio Bullrich	City of Buenos Aires, Argentina	Shopping Mall	-
Alto NOA	City of Salta, Argentina	Shopping Mall	-
Alto Rosario	City of Rosario, Argentina	Shopping Mall	-
Mendoza Plaza	City of Mendoza, Argentina	Shopping Mall	-
Córdoba Shopping – Villa Cabrera (1)	City of Córdoba, Argentina	Shopping Mall	Antichresis
Dot Baires Shopping	City of Buenos Aires, Argentina	Shopping Mall	-
Soleil Premiun Outlet	Buenos Aires Province, Argentina	Shopping Mall	-
Patio Olmos (2)	City of Córdoba, Argentina	Shopping Mall	-
Alto Comahue	City of Neuquén, Argentina	Shopping Mall	-
Distrito Arcos	City of Buenos Aires, Argentina	Shopping Mall	-
Ocampo parking space	City of Buenos Aires, Argentina	Shopping Mall	-
Office and Other rental properties portfolio
Abasto offices	City of Buenos Aires, Argentina	Rental Office	-
Zetta building	City of Buenos Aires, Argentina	Rental Office	-
Dot building	City of Buenos Aires, Argentina	Rental Office	-
Anchorena 545 (Chanta IV)	City of Buenos Aires, Argentina	Rental Office	-
Anchorena 665	City of Buenos Aires, Argentina	Rental Office	-
Zelaya 3102	City of Buenos Aires, Argentina	Rental Office	-
Suipacha 664	City of Buenos Aires, Argentina	Rental Office	-
Bouchard 710	City of Buenos Aires, Argentina	Rental Office	-
Intercontinental Plaza	City of Buenos Aires, Argentina	Rental Office	-
República building	City of Buenos Aires, Argentina	Rental Office	-
Bank Boston tower	City of Buenos Aires, Argentina	Rental Office	-
Paseo del Sol	City of Buenos Aires, Argentina	Rental Office	-
Phillips building	City of Buenos Aires, Argentina	Rental Office	-
Undeveloped parcels of land
Building annexed to DOT	City of Buenos Aires, Argentina	Undeveloped parcels of land	-
CELP plot of land	City of La Plata, Argentina	Undeveloped parcels of land	-
Caballito – Ferro plot of land (3)	City of Buenos Aires, Argentina	Undeveloped parcels of land	-
Luján plot of land	City of Luján, Argentina	Undeveloped parcels of land	-
Intercontinental Tower B plot of land	City of Buenos Aires, Argentina	Undeveloped parcels of land	-
Annexed to DOT plot of land	City of Buenos Aires, Argentina	Undeveloped parcels of land	-
Mendoza plot of land	City of Mendoza, Argentina	Undeveloped parcels of land	-
Mendoza Av Este 2992 plot of land	City of Mendoza, Argentina	Undeveloped parcels of land	-
La Plata plot of land	City of La Plata, Argentina	Undeveloped parcels of land	-
Properties under development
PH Office Park	City of Buenos Aires, Argentina	Properties under development	-
Alto Palermo Shopping annex	City of Buenos Aires, Argentina	Properties under development	-
Distrito Arcos	City of Buenos Aires, Argentina	Properties under development	-
Edificio Phillips	City of Buenos Aires, Argentina	Properties under development	-
Alto Avellaneda	Buenos Aires Province, Argentina	Properties under development	-
Mendoza Plaza	City of Mendoza, Argentina	Properties under development	-
EH UTE	City of Buenos Aires, Argentina	Properties under development	-
Others
Direct TV Arena stadium	City of Buenos Aires, Argentina	Other	-

(1)  Included in Investment Properties is the cinema building located at Córdoba Shopping – Villa Cabrera, which is encumbered by a right of anticresis as a result of loan due to Empalme by NAI INTERNACIONAL II Inc. The total amount of the loan outstanding was Ps.82.3 million as of June 30, 2019.
(2)  We lease this property to a shopping mall operator under an operating lease that expires in 2032.
(3)  We own a parcel of land with a surface area of 23,791 square meters in the “Caballito” neighborhood, one of the most densely populated neighborhoods in the City of Buenos Aires, which we purchased in November 1997. This land could be used to build a 30,000 square meter shopping mall that could include a hypermarket, a cinema complex and various leisure and entertainment areas.

Our executive office is located at Intercontinental Plaza building, located at 877 Moreno in the City of Buenos Aires, which we own. We consider that all our facilities are appropriate for our current needs and suitable for their intended uses.

ITEM 4A. Unresolved staff comments

This item is not applicable.

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

General

We prepare our Audited Consolidated Financial Statements in pesos and in accordance with IFRS, as issued by the IASB, and with CNV Rules.

Historically, we measured the value of our portfolio of investment properties at cost. On May 12, 2017, our Board of Directors resolved to change our accounting policy for measuring the value of our investment properties from the cost model to the fair value model, as permitted under IAS 40. Accordingly, we retroactively recast our previously issued audited consolidated financial statements as of June 30, 2016 and 2015 and for the fiscal years ended June 30, 2016, 2015 and 2014 as required by IAS 40 and IAS 8. We have furnished to the SEC such consolidated financial statements as recast in a report on Form 6-K filed on May 26, 2017.

Our Audited Consolidated Financial Statements and the financial information included elsewhere in this annual report have been prepared in accordance with IFRS. We have determined that, as of July 1, 2018, the Argentine economy qualifies as a hyperinflationary economy according to the guidelines of IAS 29 since the total cumulative inflation in Argentina in the 36 months prior to July 1, 2018 exceeded 100%. IAS 29 requires that the financial information recorded in a hyperinflationary currency be adjusted by applying a general price index and expressed in the measuring unit (the hyperinflationary currency) current at the end of the reporting period. Therefore, our Audited Consolidated Financial Statements included in this annual report have been adjusted by applying a general price index and expressed in the measuring unit (the hyperinflationary currency) current at the end of the reporting period (June 30, 2019). See “Risk Factors—Risks Relating to Argentina—As of July 1, 2018, the Argentine Peso qualifies as a currency of a hyperinflationary economy and we are required to restate our historical financial statements in terms of the measuring unit current at the end of the reporting year, which could adversely affect our results of operations and financial condition.”

Overview

We own, develop and manage commercial real estate properties, which consist primarily of shopping malls and office buildings throughout Argentina. We are currently the largest owner and operator of shopping malls and one of the largest owners of office buildings and other commercial properties in Argentina in terms of gross leasable area and number of rental properties according to data published by the Argentine Chamber of Shopping Centers.

We own 15 shopping malls of which we manage 14, with an aggregate 332,150 square meters of GLA as of June 30, 2019. Of the 14 shopping malls we own, six are located in the City of Buenos Aires, two in the Greater Buenos Aires area, and the others in the provinces of Salta, Santa Fé, Mendoza, Córdoba and Neuquén. In addition, we operate La Ribera Shopping in the City of Santa Fé which we own through a joint venture, and own the historic building of Patio Olmos shopping mall in the Province of Córdoba, which mall is operated by a third party.

As of June 30, 2019, we owned and managed eight office buildings located in the City of Buenos Aires with 115,378 square meters of total gross leasable area and a land reserve with potential for development of an additional 30,420 square meters of office space, in addition to our current projects under development (Catalinas building).

Factors affecting our results of operations

Effects of Argentine macroeconomic factors

All of our assets are located in Argentina, where we conduct our operations. Therefore, our financial condition and the results of our operations are significantly dependent upon economic conditions prevailing in Argentina. The table below shows Argentina’s GDP, inflation rates, dollar exchange rates and the appreciation (depreciation) of the Peso against the U.S. dollar for the indicated periods (inter-annual information—which is the 12-month period preceding the dates presented—is presented to conform to our fiscal year periods).

	Fiscal year ended June 30,
2019	2018		2017
	(inter-annual data)
GDP	(3.7)	2.0	(0.6)
Inflation (IPIM)(1)	60.8	44.1	14.2
Inflation (CPI)	55.8	29.5	21.9
Depreciation of the Peso against the U.S. dollar	(47.1)	(73.7)	(10.6)
Average exchange rate per US$1.00(2)	Ps.42.3630	Ps.28.8000	Ps.16.5800

(1) Represents inter-annual average GDP changes over the preceding twelve months, at constant (2004) prices.
(2) IPIM is the wholesale price index as measured by the Argentine Ministry of Treasury.
(3) Represents average of the selling and buying exchange rate quoted by Banco de la Nación Argentina as of June 30, 2019. As of October 30, 2019, the exchange rate was 59.7200 per U.S. Dollar.

Sources: INDEC and Banco de la Nación Argentina.

Argentine GDP contracted 3.7% during fiscal 2019, compared to an increase of 2.0% in during our 2018 fiscal year 2018. Shopping mall sales grew 28.4% in fiscal 2019 compared to fiscal 2018. As of June 30, 2019, the unemployment rate was at 10.6% of the country’s economically active population compared to 9.6% as of June 30, 2018.

Changes in short and long term interest rates, unemployment and inflation rates may reduce the availability of consumer credit and the purchasing power of individuals who frequent shopping malls. These factors, combined with low GDP growth or contraction, may reduce general consumption rates at our shopping malls. Since most of our shopping mall leases, our main source of revenue, require tenants to pay a percentage of their total sales as rent, a general reduction in consumption may reduce our revenue. A reduction in the number of shoppers at our shopping malls and, consequently, in the demand for parking, may also reduce our revenues from services rendered.

Effects of inflation

The following are annual inflation rates during the fiscal years indicated, based on information published by the INDEC, an entity dependent of the Argentine Ministry of Treasury.

	Consumerprice index	Wholesaleprice index
	(inter-annual data)
Fiscal Year ended June 30,
2017	21.9	14.2
2018	29.5	44.1
2019	55.8	60.8

The current structure of our shopping mall leases generally includes provisions that provide for payment of variable rent, which is a percentage of sales of our shopping mall tenants. Consequently, projected cash flows for these properties generally are highly correlated with changes in GDP and consumption power.

For rentals at our shopping malls we use a standard lease, the terms and conditions of which are described below. However, our largest tenants at each shopping mall generally negotiate better terms for their respective leases. No assurance can be given that lease terms will be as set forth in the standard lease.

The rent specified in our leases generally is the higher of (i) a monthly base rent and (ii) a specified percentage of the store’s monthly gross sales, which generally ranges between 2% and 10% of such sales. In addition, pursuant to the rent increase provisions in most of our leases, the base rent generally increases between 10% and 15% on a semi annually and cumulative basis beginning with the seventh month following the effective date of the lease. Although many of our leases contain price adjustment provisions, these are not based on an official index nor do they reflect the inflation index. In the event of litigation regarding these adjustment provisions, there can be no assurance that we may be able to enforce such clauses contained in our leases. See “Item 4. Information of the Company—Business Overview—Our Shopping Malls—Principal Terms of our Leases.”

Continuing increases in the rate of inflation are likely to have an adverse effect on our operations. Although higher inflation rates in Argentina may increase minimum lease payments, given that tenants tend to pass on any increases in their expenses to consumers, higher inflation may lead to an increase in the prices our tenants charge consumers for their products and services, which may reduce overall sales volumes and consequently the portion of rent we receive based on our tenants’ gross sales.

An increase in our operating costs caused by higher inflation could have a material adverse effect on us if our tenants are unable to pay higher rent due to the increase in expenses. Moreover, the shopping mall business is affected by consumer spending and by prevailing economic conditions that affect potential customers.

In addition, we measure the fair market value of our shopping malls based upon the estimated cash flows generated by such assets which, as discussed above, is directly related to consumer spending since a significant component of the rent payment received from our tenants is tied to the sales realized by such tenants. Therefore, macroeconomic conditions in Argentina have an impact in the fair market value of our shopping malls as measured in Argentine pesos. Specifically, since products our tenants sell have been adjusted (increased) to account for inflation, our expected cash flows from our shopping malls have similarly increased in nominal terms given that rent is pegged to sales of our tenants in pesos.

Seasonality

Our business is subject to seasonality. During summer holidays (January and February) our tenants’ sales reach their minimum level, whereas during winter holidays (July and August) and in December (Christmas) they reach their maximum level. Clothing stores generally change their collections in spring and autumn, positively affecting our shopping mall sales. Sales at discount prices at the end of each season are also one of the main sources of revenue at our shopping malls.

Effects of interest rate fluctuations

Most of our U.S. dollar denominated debt accrues interest at a fixed rate. An increase in interest rates would generate a significant increase in our financing costs that could materially affect our financial condition and results of operations. In addition, a significant increase in interest rates could deteriorate the terms and conditions on which our tenants obtain financing from banks and financial institutions in the market. If our tenants suffer liquidity problems, rent collections could be affected and an increase in delinquencies could result.

Effects of exchange rate fluctuations

A significant portion of our financial debt is denominated in U.S. dollars. Therefore, a devaluation or depreciation of the peso against the U.S. dollar would increase our indebtedness measured in pesos and materially affect our results of operations. Foreign currency exchange restrictions imposed by the Argentine government could prevent or restrict our access to U.S. dollars, affecting our ability to service our U.S. dollar denominated- liabilities.

In addition, contracts for the rental of office buildings are generally stated in U.S. dollars, so a devaluation or depreciation of the peso against the U.S. dollar would increase the risk of delinquency on our lease receivables.

As discussed above, we calculate the fair market value of our office properties based on comparable sales transactions. Typically real estate purchase and sale transactions in Argentina including those involving office buildings and undeveloped parcels of land are transacted in U.S. dollars. Therefore, a devaluation or depreciation of the peso against the U.S. dollar would increase the value of our real estate properties measured in Pesos, an appreciation of the Peso would have the opposite effect. In addition, foreign currency exchange restrictions imposed by Argentine government could prevent or restrict the access to U.S. dollars for the acquisition of real estate properties, which are denominated and transacted in U.S dollars in Argentina, that could affect our ability to sell or acquire real estate properties and could have an adverse impact on real estate prices.

For more information about the evolution of the U.S dollar / Peso exchange rate, please see the section “Exchange Rate and Exchange Controls”.

Factors affecting comparability of our results of operations

Office buildings

On December 27, 2016, we sold to an unrelated third party 1,795 square meters corresponding to two floors and 16 parking units in the Intercontinental Plaza Building, for US$6.0 million, which has been paid in full. Additionally, on May 30, 2017, we sold to an unrelated third party the third floor of the Intercontinental Plaza building and eight parking spaces and a storage unit for US$3 million. On June 13, 2018, we sold 852 square meters corresponding to one floor of office and eight parking lots in the Intercontinental Plaza building for US$3 million, which was fully paid. As of June 30, 2019, we owned 2,979 square meters in this building. Contracts for the rental of office buildings and other commercial properties are generally stated in U.S. dollars and, in accordance with Argentine law, they are not subject to inflation adjustment.

In addition, on June 5, 2017, we acquired the Philips Building, it has 4 office floors, a total gross leasable area of approximately 7,755 square meters which has a remaining construction capacity of approximately 20,000 square meters.

As of June 30, 2019, our Office portfolio consisted of 115,378 square meters of GLA after incorporating the recently inaugurated Zetta building. Additionally, we acquired the Maltería Hudson plot that has a surface area of 147,895 square meters and approximately 40,000 GLA at the intersection of Route 2 and Buenos Aires - La Plata highway.

Shopping malls

During the fiscal years ended June 30, 2018 and 2017, we maintained the same portfolio of operating shopping malls. During the fiscal year ended June 30, 2019, the surface area of our Shopping Malls segment was reduced by 11,875 square meter due to the return of Buenos Aires Design, whose concession terminated in November 2018.

Fluctuations in the market value of our investment properties as a result of revaluations

Currently, our interests in investment properties are revalued quarterly. Any increase or decrease in their fair value, based on appraisal reports commissioned from independent appraisers, is recorded in our consolidated statement of comprehensive income for the fiscal year during which revaluation occurs as a net increase or decrease in the fair value of the properties. The revaluation of our properties may therefore result in significant fluctuations in the results of our operations.

Property values are affected by, among other factors, a) shopping malls, which are mainly impacted by the discount rate used (WACC), the projected GDP growth and the projected inflation and devaluation for future periods and b) office buildings, which are mostly impacted by the supply and demand of comparable properties and the U.S. dollar / peso exchange rate at the reporting period, as office buildings fair value is generally established in U.S. dollars For example:

●
during the 2017 fiscal year, there was a 10.6% depreciation of the peso from Ps.15.04 to US$1.00 as of June 30, 2016 to Ps.16.63 to US$1.00 as of June 30, 2017;

●
during the 2018 fiscal year there was a 73.5% depreciation of the peso from Ps.16.63 to US$1.00 as of June 30, 2017 to Ps.28.85 to US$1.00 as of June 30, 2018; and

●
during the 2019 fiscal year, there was a 47.2% depreciation of the peso from Ps.28.85 to US$1.00 as of June 30, 2018 to Ps.42.46 to US$1.00 as of June 30, 2019.

The value of our investment properties is determined in U.S. dollar pursuant to the methodologies further described in “Critical Accounting Policies and estimates” and then determined in pesos (our functional and presentation currency).

For more information see “—Effects of inflation” and “—Effects of foreign currency fluctuations.”

Business Segment Reporting

We must disclose segment information in accordance with IFRS 8, which requires that we report financial and descriptive information about our reportable segments. Operating segments are components of our business about which separate financial information is available that is evaluated regularly by our Executive committee the Chief Operating Decision Maker (“CODM”), in order to allocate resources and assess performance. The discussion below should be read in conjunction with our disclosure provided in Note 6 of our Audited Consolidated Financial Statements included herein.

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

●
“Others” includes the operations developed by our holding EHSA and subsidiaries, mainly ALG Golf Center S.A. (La Arena), La Rural S.A.

 We introduced a change in the way the CODM monitors performance and allocate resources for “offices and others” and “financial operations and others” in the period ended March 31, 2018, changing the name of the these operating segments to “Offices” and “Others”, respectively, and adding the activities carried out by our subsidiary Entertainment Holdings S.A. to the “ Others” operating segment.

The following table sets forth certain operating and financial data by operating segment for the fiscal years indicated:

	For the fiscal years ended June 30,
	2019	2018	2017
	(in millions of Ps.)
Shopping Malls
Revenues	5,975.7	6,821.8	6,991.5
Operating income	5,432.4	6,241.9	6,246.4
Adjusted Segment EBITDA	4,439.8	5,239.4	5,259.8
Segment Net Operating Income	5,158.3	5,902.3	5,916.6
Offices
Revenues	1,509.7	865.0	882.2
Operating income	1,427.4	771.6	810.9
Adjusted Segment EBITDA	1,244.1	648.3	684.7
Segment Net Operating Income	1,391.2	724.3	765.2
Sales and Developments
Revenues	40.4	185.5	202.8
Operating income	4.5	137.0	140.0
Adjusted Segment EBITDA	(105.0)	180.8	52.5
Segment Net Operating Loss / Income	(1.1)	122.1	128.9
Others
Revenues	117.5	17.2	1.9
Operating income	17.8	(10.7)	(1.5)
Adjusted Segment EBITDA	(293.0)	(24.3)	8.1
Segment Net Operating Income/ Loss	13.2	(15.4)	(4.8)

In this annual report we present Adjustment Segment EBITDA: (i) in presentations to our board of directors to enable it to have the same measurement of financial performance used by management; (ii) in order to determine the performance and cash generation of each business segment; (iii) for planning purposes, including preparation of our annual operating budget; (iv) as a performance goal in employee annual incentive compensation; and (v) as a valuation measure in strategic analyses in connection with the purchase and sale of assets, as part of the relative valuation methodology that helps to analyze different assets and/or target companies.

Also, we present in this annual report Segment NOI because: (i) we believe is a relevant metric in the Real Estate Industry, due to its use as a parameter to calculate the capitalization rate of a property, which helps to determine the property’s value and facilitates real estate investors to compare different properties; (ii) to evaluate the performance of the different lines of business and to compare with capitalization rates for shopping malls and offices of the relevant peers in the industry; (iii) we believe it provides investors a supplemental measure of our financial performance that may facilitate period-to-period comparisons on a consistent basis; and (iv) our management also uses, among other measures, for internal planning and performance measurement purposes.

Adjustment Segment EBITDA and Consolidated Segment NOI should not be construed as an alternative to profit from operations, as an indicator of operating performance or as an alternative to cash flow provided by operating activities, in each case, as determined in accordance with IFRS. Adjustment Segment EBITDA and Consolidated Segment NOI, as calculated by us, may not be comparable to similarly titled measures reported by other companies.

  The table below presents a reconciliation of Adjusted Segment EBITDA to the profit for the year ended June 30, 2019:

	For the fiscal year ended June 30, 2019
	Shopping Malls	Offices	Sales and developments	Others	Total Urban properties and investments
			(in thousands of Ps.)
Segment profit (loss) before financing and taxation	(24,050,427)	1,708,397	1,528,982	(378,518)	(21,191,566)
Depreciation and amortization	96,718	25,107	4,330	9,774	135,929
Unrealized gain from fair value adjustment of investment properties	28,393,518	(489,406)	(1,638,336)	183,317	26,449,093
Share in profit / (loss) of associates and joint ventures	—	—	—	107,608	107,608
Adjusted Segment EBITDA	4,439,809	1,244,098	(105,023)	(293,035)	5,285,848

Adjustment for expenses and collective promotion funds					—
Adjustment for share in profit (loss) of joint ventures					54,007
Share in profit (loss) of associates and joint ventures					(74,040)
Other financial results, net					(179,685)
Fair value gains of financial assets and liabilities at fair value through profit or loss					723.964
Gain/loss from derivative financial instruments					389,435
Foreign exchange differences, net					58,966
Share of profit of associates and joint ventures					(404,381)
Unrealized results due to the revaluation of the fair value of our investment properties					(25.863.064)
Inflation adjustment					(320,863)
Depreciation and amortization					(135,929)
Income tax expense					4,294,652
Interest expense					(2,116,467)
Interest income					82,440
Capitalized finance costs					67,396
Total profit for the year					(18,137,721)

  The table below presents a reconciliation of Adjusted Segment EBITDA to the profit for the year ended June 30, 2018:

	For the fiscal year ended June 30, 2018
	Shopping Malls	Offices	Sales and developments	Others	Total Urban properties and investments
	(in thousands of Ps.)
Segment profit (loss) before financing and taxation	9,538,511	5,421,855	1,140,538	(8,844)	16,092,060
Depreciation and amortization	85,257	18,306	4,270	2,113	109,946
Unrealized gain from fair value adjustment of investment properties	(4,384,337)	(4,791,881)	(963,975)	(76,364)	(10,216,557)
Share in profit / (loss) of associates and joint ventures	—	—	—	58,758	58,758
Adjusted Segment EBITDA	5,239,431	648,280	180,834	(24,337)	6,044,207

Adjustment for expenses and collective promotion funds					8,379
Adjustment for share in profit (loss) of joint ventures					(69,621)
Share in profit (loss) of associates and joint ventures					59,394
Other financial results, net					(136,367)
Fair value gains of financial assets and liabilities at fair value through profit or loss					1,211,425
Gain/loss from derivative financial instruments					385,224
Foreign exchange differences, net					(5,821,173)
Share of profit of associates and joint ventures					620,880
Unrealized results due to the revaluation of the fair value of our investment properties					9,477,225
Inflation adjustment					(784,603)
Depreciation and amortization					(118,025)
Income tax expense					4,571,920
Interest expense					(1,523,742)
Interest income					286,167
Capitalized finance costs					26,093
Total profit for the period/year					14,237,383

The table below presents a reconciliation of Adjusted Segment EBITDA to the profit for the year ended June 30, 2017:

	For the fiscal year ended June 30, 2017
	Shopping Malls	Offices	Sales and developments	Others	Total Urban properties and investments
	(in thousands of Ps.)
Segment profit (loss) before financing and taxation	(695,913)	1,469,131	(79,154)	(80,815)	613,249
Depreciation and amortization	71,518	29,928	2,722	3,339	107,508
Unrealized gain from fair value adjustment of investment properties	5,884,220	(814,356)	128,975		5,198,839
Share in profit / (loss) of associates and joint ventures	—	—	—	85,573	85,573
Adjusted Segment EBITDA	5,259,825	684,703	52,543	8,097	6,005,169

Adjustment for expenses and collective promotion funds					5,173
Adjustment for share in profit (loss) of joint ventures					(364,436)
Share in profit (loss) of associates and joint ventures					314,434
Other financial results, net					(145,190)
Fair value gains of financial assets and liabilities at fair value through profit or loss					(475,402)
Gain/loss from derivative financial instruments					182,494
Foreign exchange differences, net					757,828
Share of profit of associates and joint ventures					265,747
Unrealized results due to the revaluation of the fair value of our investment properties					(5,870,527)
Inflation adjustment					(172,075)
Depreciation and amortization					(106,747)
Income tax expense					410,455
Interest expense					(1,484,486)
Interest income					259,849
Capitalized finance costs					4,711
Total profit for the period/year					(413,003)

The table below presents a reconciliation of Segment NOI to the gross profit for the year ended June 30, 2019:

	For the fiscal year ended June 30, 2019
	Shopping Malls	Offices	Sales and developments	Others	Total Urban properties and investments
	(in thousands of Ps.)
Gross profit	5,432,439	1,427,420	4,470	17,775	6,882,104
Selling expenses	(370,884)	(61,296)	(9,860)	(14,306)	(456,346)
Net realized gain on changes in fair value of investment properties	—	—	—	—	—
Depreciation and amortization	96,718	25,107	4,330	9,774	135,929
Segment NOI	5,158,273	1,391,231	(1,060)	13,243	6,561,687

Adjustment for expenses and collective promotion funds					(101,223)
Adjustment for share in profit (loss) of joint ventures					(28,154)
Adjustment for selling expenses					4,005
Depreciation and amortization					(135,929)
Net realized gain on changes in fair value of investment properties					—
Selling expenses					452,341
Gross profit for the year					6,752,727

The table below presents a reconciliation of Segment NOI to the gross profit for the year ended June 30, 2018:

	For the fiscal year ended June 30, 2018
	Shopping Malls	Offices	Sales and developments	Others	Total Urban properties and investments
	(in thousands of Ps.)
Gross profit (loss)	6,241,861	771,627	136,971	(10,718)	7,139,741
Selling expenses	(424,833)	(81,541)	(19,138)	(6,778)	(532,290)
Net realized gain on changes in fair value of investment properties	—	15,890	—	—	15,890
Depreciation and amortization	85,257	18,306	4,270	2,113	109,946
Segment NOI	5,902,285	724,282	122,104	(15,383)	6,733,287

Adjustment for expenses and collective promotion funds					(32,597)
Adjustment for share in profit (loss) of joint ventures					(25,379)
Adjustment for selling expenses					5,882
Depreciation and amortization					(118,025)
Net realized gain on changes in fair value of investment properties					(15,890)
Selling expenses					526,408
Gross profit for the year					7,073,690

The table below presents a reconciliation of Segment NOI to the gross profit for the year ended June 30, 2017:

	For the fiscal year ended June 30, 2017
	Shopping Malls	Offices	Sales and developments	Others	Total Urban properties and investments
	(in thousands of Ps.)
Gross profit	6,246,394	810,875	139,972	(1,510)	7,195,731
Selling expenses	(401,300)	(75,621)	(29,926)	(6,676)	(513,523)
Net realized gain on changes in fair value of investment properties			16,104		16,104
Depreciation and amortization	71,518	29,928	2,722	3,339	107,508
Segment NOI	5,916,612	765,182	128,872	(4,847)	6,805,819

Adjustment for expenses and collective promotion funds					(57,844)
Adjustment for share in profit (loss) of joint ventures					(50,602)
Adjustment for selling expenses					4,717
Depreciation and amortization					(106,747)
Net realized gain on changes in fair value of investment properties					(16,104)
Selling expenses					508,806
Gross profit for the year					7,088,045

As explained in Note 6 to our Audited Consolidated Financial Statements, the operating income from our joint ventures NPSF and Quality Invest S.A. are reported under the proportional consolidation method for segment reporting purposes. Under this method, income/loss generated by joint ventures is reported in the Consolidated Statements of Comprehensive Income line-by-line, rather than in a single item as required by IFRS.

The operating results of our subsidiary La Rural S.A.is accounted under the equity method. Management believes that, in this case, the equity method provides more adequate information for this type of investment.

The following tables present a reconciliation between the total results of operations corresponding to segment information and the results of operations as per our consolidated statement of comprehensive income. The adjustments are related to the presentation of the results of joint ventures on an equity-accounted basis (as discussed above) under IFRS.

	For the fiscal year ended June 30, 2019
	Total segment reporting	Adjustment for expenses and collective promotion fund(1)	Adjustment for share of profit/ (loss) of joint ventures	Total as per statement of comprehensive income
	(in thousands of Ps.)
Revenues	7,643,194	2,595,617	(68,199)	10,170,612
Costs	(761,090)	(2,696,840)	40,045	(3,417,885)
Gross profit (loss)	6,882,104	(101,223)	(28,154)	6,752,727
Changes in fair value of investment properties	(26,449,093)	—	586,029	(25,863,064)
General and administrative expenses	(932,040)	—	2,127	(929,913)
Selling expenses	(456,346)	—	4,005	(452,341)
Other operating results, net	(343,799)	101,223	1,989	(240,587)
Profit (loss) from operations	(21,299,174)	—	565,996	(20,733,178)
Share of profit of associates and joint ventures	107,608	—	(511,989)	(404,381)
Segment profit (loss) before financing and taxation	(21,191,566)	—	54,007	(21,137,559)

	For the fiscal year ended June 30, 2018
	Total segment reporting	Adjustment for expenses and collective promotion fund(1)	Adjustment for share of profit/ (loss) of joint ventures	Total as per statement of comprehensive income
	(in thousands of Ps.)
Revenues	7,889,592	3,071,335	(66,276)	10,894,651
Costs	(749,851)	(3,112,007)	40,897	(3,820,961)
Gross profit (loss)	7,139,741	(40,672)	(25,379)	7,073,690
Changes in fair value of investment properties	10,232,447	—	(739,332)	9,493,115
General and administrative expenses	(774,408)	—	7,068	(767,340)
Selling expenses	(532,290)	—	5,882	(526,408)
Other operating results, net	85,328	40,672	2,502	128,502
Profit (loss) from operations	16,150,818	—	(749,259)	15,401,559
Share of profit of associates and joint ventures	(58,758)	—	679,638	620,880
Segment profit (loss) before financing and taxation	16,092,060	—	(69,621)	16,022,439

	For the fiscal year ended June 30, 2017
	Total segment reporting	Adjustment for expenses and collective promotion fund(1)	Adjustment for share of profit/ (loss) of joint ventures	Total as per statement of comprehensive income
	(in thousands of Ps.)
Revenues	8,078,408	3,281,061	(84,101)	11,275,368
Costs	(882,677)	(3,338,145)	33,499	(4,187,323)
Gross profit (loss)	7,195,731	(57,084)	(50,602)	7,088,045
Changes in fair value of investment properties	(5,182,735)	—	(671,688)	(5,854,423)
General and administrative expenses	(724,563)	—	6,926	(717,637)
Selling expenses	(513,523)	—	4,717	(508,806)
Other operating results, net	(76,088)	57,084	(5,109)	(24,113)
Profit (loss) from operations	698,822	—	(715,756)	(16,934)
Share of profit of associates and joint ventures	(85,573)	—	351,320	265,747
Segment profit (loss) before financing and taxation	613,249	—	(364,436)	248,813

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

Critical accounting policies and estimates

Our Audited Consolidated Financial Statements are prepared in accordance with IFRS as issued by the IASB. Note 2 to our Audited Consolidated Financial Statements describes the most significant accounting policies, applied in the preparation of our financial statements.

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

Property appraisals require a significant level of estimation uncertainty and appraisal of our investment properties is a central component of our business. The Company validated its valuation methodology and outcome with a third party valuation report detailed by asset from the local affiliate of Newmark Grubb, a well-known worldwide real estate advisory firm. Information about the valuation techniques and inputs used in determining the fair value of our property portfolio is also disclosed in Note 2 to our Audited Financial Statements.

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

●
Recognition of net gain / (loss) from fair value adjustments of investments properties;

●
The reversal of gain from disposal of investment properties;

●
Increase in the depreciation expense of property, plant and equipment due to the transfers from investment properties to property, plant and equipment at a re-valued amount;

●
Changes in the share of profit and loss of associates and joint ventures resulting from application of the same accounting policy as that issued by us;

●
Impact in deferred income tax;

●
The impact of fair value measurement of our investment properties on the transition date to IFRS was recognized in a special reserve not subject to dividend distribution.

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

For the Shopping Malls there is no liquid market for the sale of properties with these characteristics that can be taken as a reference of value. Likewise, the Shopping Malls, being a business denominated in pesos, are highly related to the evolution of macroeconomic variables in Argentina, the purchasing power of individuals, the economic cycle of GDP growth, the fluctuations of inflation, among others. Consequently, the methodology adopted by the Group for the valuation of Shopping Malls is the discounted cash flow model (“DCF”), which allows the volatility of the Argentine economy to be taken into account and its correlation with the revenue streams of the Malls and the inherent risk of the Argentine macroeconomy. The Company determines expected cash flows relating to each shopping mall property and adjusts these cash flows using the appropriate discount rate. The Company projects each property's cash flows in pesos, which is the Company's functional currency, and these cash flows include the effects of macroeconomic variables of Argentina. It is important to point out that due to the current structure of the Company's lease contracts, generally shopping mall leases include provisions that provide for payment of variable rent based on sales of the Company's shopping mall tenants. Therefore, the projected cash flows for these properties generally are highly correlated with GDP growth. Due to the instability of the Argentine economy, there is no available long-term peso-denominated interest rate to discount the projected inflation-adjusted cash flows of the Company's shopping mall properties. Accordingly, for these purposes, the Company translates projected peso-denominated cash flows into U.S. dollars using a projected U.S. dollar-peso exchange rate for the period involved. Once the U.S. dollar-equivalent projected cash flows are determined, they are then discounted at a U.S. dollar denominated long-term interest rate, which is intended to reflect the Company's cost of capital. The present value so determined in U.S. dollars is then recorded in pesos in the Company's financial statements using the prevailing exchange rate at the balance sheet date. The DCF methodology contemplates the use of certain unobservable valuation assumptions, which are determined reliably based on the information and internal sources available at the date of each measurement. These assumptions mainly include the following:

● Cash flows from future projected revenue are based on the current locations, type and quality of the properties, and supported by the lease agreements that the Company has signed with its tenants.

Because the Company's revenues are from the higher value between a Minimum Fixed Value (“VMA”) and a percentage of the tenant's sales in each Shopping Mall, estimates of the evolution of the Gross Domestic Product (“GDP”) were considered) And the Inflation of the Argentine economy provided by an external consultant to estimate the evolution of tenant sales, which have a high correlation with these macroeconomic variables. These macroeconomic projections were contrasted with the projections prepared by the International Monetary Fund (“IMF”), the Organization for Economic Cooperation and Development (“OECD”) and with the Survey of Macroeconomic Expectations (“REM”), which consists of a Survey prepared by the Central Bank of Argentina aimed to local and foreign specialized analysts in order to allow a systematic follow-up of the main short and medium term macroeconomic forecasts on the evolution of the Argentine economy.

● The income from all Shopping Malls was high correlated with the evolution of the GDP and the projected inflation. The specific characteristics and risks of each Shopping Mall are collected through the use of the historical average EBITDA Margin of each of them.

● Cash flows from future investments, expansions, or improvements in Shopping Mall were not contemplated.

● Terminal value: a perpetuity calculated from the cash flow of the last year of useful life was considered.

● The cash flow for concessions was projected until the termination date of the concession stipulated in the current contract.

● Given the prevailing inflationary context and the volatility of certain macroeconomic variables, a reference long term interest rate in pesos is not available to discount the projected cash flows from shopping malls. Consequently, the projected cash flows were dollarized through the future peso / US$ exchange rate curve provided by an external consultant, which are contrasted to assess their reasonableness with those of the IMF, OECD, REM and the On-shore Exchange Rate Futures Market (ROFEX). Finally, dollarized cash flows were discounted with a long-term dollar rate, the weighted average capital cost rate (“WACC”), for each valuation date.

● The estimation of the WACC discount rate was determined according to the following components:

a) United States Treasury risk-free rate;

b) Industry beta, considering comparable companies from the US, Brazil, Chile and Mexico, in order to contemplate the Market Risk on the risk-free rate;

c) Argentine country risk considering the EMBI + Index; and

d) Cost of debt and capital structure, considering that information available from the Argentine corporate market (“blue chips”) was determined as a reference, since sovereign bonds have a history of defaults. Consequently, and because IRSA CP, based on its representativeness and market share represents the most important entity in the sector, we have taken its indicators to determine the discount rate.

For offices, other rental properties and land reserves, the valuation was determined using transactions of comparable market assets, since the market for offices and land reserves in Argentina is liquid and has market transactions that can be taken as a reference. These values adjust to the differences in key attributes such as location, property size and quality of interior fittings. The most significant input to this comparable market approach is the price per square meter that derives from the supply and demand in force in the market at each valuation date.

In certain situations it is complex to determine reliably the fair value of the developing properties. In order to assess whether the fair value of a developing property can be determined reliably, management considers the following factors, among others:

● The provisions of the construction contract.

● The stage of completion.

● Whether the project / property is standard (typical for the market) or non-standard.

● The level of reliability of cash inflows after completion.

● The specific development risk of the property.

● Previous experience with similar constructions.

● Status of construction permits.

Results of operations for the fiscal years ended June 30, 2019 and 2018

Revenues

	Fiscal year ended June 30, 2019
	Income statement (1)	Expenses and Collective Promotion Fund	Interest in joint ventures	Information by segment(2)
	(in millions of Ps.)
Shopping Malls	8,310.1	(2,388.5)	53.9	5,975.7
Offices	1,702.6	(207.2)	14.3	1,509.7
Sales and Developments	40.4	—	—	40.4
Others	117.5	—	—	117.5
Total revenues	10,170.6	(2,595.6)	68.2	7,643.2

(1) Includes Ps.7,575.0 million in revenues from sales, leases and services and Ps.2,595.6 million in income from the Expenses and Collective Promotion Fund.
(2) See Note 6 to our Audited Financial Statements.

	Fiscal year ended June 30, 2018
	Income statement (1)	Expenses and Collective Promotion Fund	Interest in joint ventures	Information by segment(2)
	(in millions of Ps.)
Shopping Malls	9,640.2	(2,877.3)	59.0	6,821.8
Offices	1,051.7	(194.0)	7.3	865.0
Sales and Developments	185.5	—	—	185.5
Others	17.2	—	—	17.2
Total revenues	10,894.7	(3,071.3)	66.3	7,889.6

(1) Includes Ps.7,823.3 million in revenues from sales, leases and services and Ps.3,071.3 million in income from the Expenses and Collective Promotion Fund.
(2) See Note 6 to our Audited Financial Statements.

Revenues from sales, leases and services, expenses and the collective promotion and expenses fund, as per the income statement, decreased 6,6%, from Ps.10,894.7 million during fiscal year 2018 to Ps.10,170.6 million during fiscal year 2019.

Revenues from expenses and collective promotion fund decreased 15.5%, from Ps.3,071.3 million (Ps.2,877.3 million generated by Shopping Malls segment and Ps.194.0 million to the Offices segment) during fiscal year 2018 to Ps.2,595.6 million (Ps.2,388.5 million generated by Shopping Malls segment and Ps.207,2 million by Offices segment) during fiscal year 2019.

Revenues from our joint ventures increased 2,9%, from Ps.66.3 million (Ps.59.0 million generated by Shopping Malls segment and Ps.7.3 million by Offices segment) during fiscal year 2018 to Ps.68.2 (Ps.53.9 million generated by Shopping Malls segment and Ps.14.3 million by Offices segment) during fiscal year 2019.

Based on the information by segments (considering revenues derived from our joint ventures, without considering revenues from expenses and collective promotion fund, and intersegment revenues), revenues decrease by 3,1%, from Ps.7,899.6 million during fiscal year 2018 to Ps.7,643.2 million in fiscal year 2019. This decrease was mainly attributable to: (i) a Ps.846.2 million decrease in the revenues from the Shopping Malls segment (Ps.5.1 million of which originated in the results of our joint ventures); (ii) a Ps.145.1 million decrease in the revenues from Sales and Developments; partially offset by: (iii) an increase of Ps.644.7 millions in the revenues from the Offices segment (Ps.7.0 million originated in the results of our joint ventures); and (iv) a Ps.100.3 million increase in revenues from the Others segment.

●
Shopping Malls. Revenues from the Shopping Malls segment decreased 12.4%, from Ps.6,821.8 million during fiscal year 2018 to Ps.5,975.7 million during fiscal year 2019, mainly attributable to: (i) a Ps.682.7 million decrease in revenues from fixed and variable leases as a result of a 13.9%decrease in the total sales of our tenants, from Ps.76,747.0 million during fiscal year 2018 to Ps.66,074.9 million during fiscal year 2019, (ii) a Ps.97.8 million decrease in the revenues from commissions, (iii) a Ps.85.4 million decrease in the revenuesfrom admission rights, (iv) a Ps.83.9 million decrease in the revenues from parking fees, (v) a Ps.11.8 million decrease in the revenue from averaging of scheduled rent escalation; partially offset by (iv) an increase of Ps.134.2 millions in other income, mainly attributable to the cancellation of the contract with Walmart.
●
Offices. Revenues from the Offices segment increased 74.5%, from Ps.865.0 million in fiscal year 2018 to Ps.1,509.7 million in fiscal year 2019, mainly as a result of the increase in the exchange rate from Ps.28.85 as of June 30, 2018 to Ps.42.46 as of June 30, 2019, as office leases are invoiced in dollars (but paid in Ps.).
●
Sales and Developments. Revenues from the Sales and Developments segment decreased 78.2% from Ps.185.5 during fiscal year 2018 to Ps.40.4 million during fiscal year 2019. Such decreased mainly resulted from the sales of floors in Astor Beruti building and parking spaces in Rosario building in fiscal year 2018.
●
Others. Revenues from the Others segment increased Ps.100.3 million, up from Ps.17.2 million during fiscal year 2018 to Ps.117.5 million during fiscal year 2019, mainly due to revenues from La Arena S.A.

Costs

	Fiscal year ended June 30, 2019
	Income statement	Expenses and Collective Promotion Fund	Interest in joint ventures	Information by segment(1)
	(in millions of Ps.)
Shopping Malls	(3,018.2)	2,486.2	(11.2)	(543.2)
Offices	(264.1)	210.6	(28.8)	(82.3)
Sales and Developments	(35.9)	—	—	(35.9)
Others	(99.7)	—	—	(99.7)
Total costs	(3,417.9)	2,696.8	(40.0)	(761.1)

(1) See Note 6 to our Audited Financial Statements.

	Fiscal year ended June 30, 2018
	Income statement	Expenses and Collective Promotion Fund	Interest in joint ventures	Information by segment(1)
	(in millions of Ps.)
Shopping Malls	(3,486.2)	2,912.9	(6.5)	(580.0)
Offices	(258.2)	199.1	(34.2)	(93.4)
Sales and Developments	(48.5)	—	—	(48.5)
Others	(28.0)	—	—	(27.9)
Total costs	(3,821.0)	3,112.0	(40.9)	(749.9)

(1)  See Note 6 to our Audited Financial Statements.

Total costs, decreased 10.5%, up from Ps.3,821.0 million during fiscal year 2018 to Ps.3,417.9 million during fiscal year 2019. Total costs as a percentage of total revenues decreased 35.1% during fiscal year 2018 to 33.6% during fiscal year 2019.

Costs from expenses and collective promotion fund decreased 13.3%, from Ps.3,112.0 million during fiscal year 2018 to Ps.2,696.8 million during fiscal year 2019. The variation was mainly due to a decrease in expenses and collective promotion fund generated by Shopping Malls, which decreased 14.6%, up from Ps.2,912.9 million during fiscal year 2018 to Ps.2,486.2 million during fiscal year 2019. These decrease was partially offset by an increase in the costs expense of the Office segment of Ps.11.5 million, up from Ps.199.1 million during fiscal year 2018 to Ps.210.6 million during fiscal year 2019.

Costs from our joint ventures decreased 2.2%, from Ps.40.9 million (Ps.6.5 million of which is attributable to the Shopping Malls segment and Ps.34.2 million to the Offices segment) during fiscal year 2018 to Ps.40.0 million (Ps.11.2 million of which is attributable to the Shopping Malls segment and Ps.28.8 million to the Offices segment) during fiscal year 2019.

Based on the information by segments (considering costs derived from our joint ventures, without considering costs from expenses and collective promotion fund, and intersegment costs), costs increased 1.5%, from Ps.749.9 million during fiscal year 2018 to Ps.761.1 million during fiscal year 2019. Total costs as a percentage of total revenues pursuant to the information by segments increased from 9.5% during fiscal year 2018 to 10.0% during fiscal year 2019.

●
Shopping Malls. The costs of our Shopping Malls segment decreased 6.3%, from Ps.580.0 million during fiscal year 2018 to Ps.543.2 million during fiscal year 2019, mainly generated by: (i) a decrease in salaries, social security charges and other personnel expenses of Ps.30.7 million; (ii) a decrease in depreciation and amortization expense of Ps.14.1 million; and (iii) a decrease in maintenance, security, cleaning, repairs and related expenses of Ps.6.2 million; partially offset by: (iv) an increase in costs of leases and expenses for Ps.16.7 million (generated by the leases in U.S. dollar, due to the increase in the exchange rate). The Shopping Malls segment costs, as a percentage of revenues from this segment, increased from 8.5% during fiscal year 2018 to 9.1% during fiscal year 2019.
●
Offices. The costs of the Offices segment decreased 11.9%, from Ps.93.4 million during fiscal year 2018 to Ps.82.3 million during fiscal year 2019, mainly due to (i) a decrease in leases and expenses of Ps.7.6 million; (ii) a decrease in maintenance, security, cleaning, repairs and related expenses of Ps.4.3 millions; (iii) a decrease in taxes, rates and contributions of Ps.2.6 millions and; (iv) a decrease in fees and compensations for services of Ps.2.2 millions, partially offset by a (v) an increase in depreciation and amortization expense of Ps.5.2 millions. The costs of the Offices segment, as a percentage of the revenues from this segment, decreased from 10.8% during fiscal year 2018 to 5.4% during fiscal year 2019.
●
Sales and Developments. The costs of the Sales and Developments segment decreased 26.1%, from Ps.48.5 million in fiscal year 2018 to Ps.35.9 million in fiscal year 2019, mainly for a lower cost of sales of properties for Ps.29.3 million, due to a decreased in the sell units of Beruti; partially offset by (i) an increase in maintenance, repairs and others of Ps.10.1 million; (ii) an increase in fees and compensations for services of Ps.5.5 million, and (iii) an increase in taxes, rates and contributions of Ps.1.7 million, among other items. The costs of the Sales and Developments segment, as a percentage of the revenues from this segment, increased from 26.2% during 2018 to 88.9% during fiscal year 2019.
●
Others. The cost of the Others segment went from Ps.27.9 million during fiscal year 2018 to Ps.99.7 million during fiscal year 2019, as a result of the increase in the costs of La Arena S.A.

Gross profit

	Fiscal year ended June 30, 2019
	Income statement	Expenses and collective promotion fund	Interest in joint ventures	Information by segment(1)
	(in millions of Ps.)
Shopping Malls	5,292.0	97.7	42.6	5,432.4
Offices	1,438.5	3.4	(14.5)	1,427.4
Sales and Developments	4.5	—	—	4.5
Others	17.8	—	—	17.8
Total gross profit	6,752.7	101.2	28.2	6,882.1

(1) See Note 6 to our Audited Financial Statements.

	Fiscal year ended June 30, 2018
	Income statement	Expenses and collective promotion fund	Interest in joint ventures	Information by segment(1)
	(in millions of Ps.)
Shopping Malls	6,154.0	35.6	52.3	6,241.9
Offices	793.5	5.1	(26.9)	771.6
Sales and Developments	136.9	—	—	137.0
Others	(10.7)	—	—	(10.7)
Total gross profit	7,073.7	40.7	25.4	7,139.7

(1) See Note 6 to our Audited Financial Statements.

Gross profit, as per the income statement, decreased 4.5%, from Ps.7,073.7 million during fiscal year 2018 to Ps.6,752.7 million during fiscal year 2019. Gross profit as a percentage of total revenues increased from 64.9% in fiscal year 2018 to 66.4% in fiscal year 2019.

Gross profit from expenses and collective promotion fund increased a 148.7%, from Ps.40.7 million (Ps.35.6 million of which is attributable to the Shopping Malls segment and Ps.5.1 million to the Offices segment) during fiscal year 2017 to Ps.101.2 million (Ps.97.7 million of which is attributable to the Shopping Malls segment and Ps.3.4 million to the Offices segment) during fiscal year 2018.

Gross profit from our joint ventures increased 11.0%, from Ps.25.4 million (Ps.52.3 million of which is attributable to the Shopping Malls segment and Ps.26.9 million (loss) to the Offices segment) during fiscal year 2018 to Ps.28.2 million (Ps.42.6 million of which is attributable to the Shopping Malls segment and Ps.14.5 million (loss) to the Offices segment) during fiscal year 2019.

Based on the information by segments, gross profit (considering gross profit derived from our joint ventures, without considering gross profit of expenses and collective promotion fund, and the intersegment gross profit) decreased 3.6%, from Ps.7,139.7 million during fiscal year 2018 to Ps.6,882.1 million during fiscal year 2019. Total gross profit as a percentage of total revenues went from 90.5% during fiscal year 2018 to 90.0% during fiscal year 2019.

●
Shopping Malls. Gross profit from the Shopping Malls segment decreased 13.0%, from Ps.6,241.9 million during fiscal year 2018 to Ps.5,432.4 million for fiscal year 2019, mainly as a result of a decrease in total sales of our tenants, giving rise to lower rental percentages under our lease agreements. Gross profit from our Shopping Malls segment as a percentage of revenues for the segment decreased from 91.5% during fiscal year 2018 to 90.9% during fiscal year 2019.
●
Offices. Gross profit from the Offices segment increased 85.0%, from Ps.771.6 million during fiscal year 2018 to Ps.1,427.4 million during fiscal year 2019, due to the income generated by the lease of Edificio Zetta and the Argentinian peso devaluation (Because lease agreements are denominated in US Dollars). Gross profit from the Offices segment as a percentage of revenues from this segment increased from 89.2% during fiscal year 2018 to 94.6% during fiscal year 2019.

●
Sales and Developments. Gross profit from the Sales and Developments segment experienced a decrease of 96.7%, from Ps.137.0 million during fiscal year 2018 to Ps.4.5 million during fiscal year 2019, mainly resulted from lower incomes from sales of the floors in Beruti building and parking spaces in Rosario during fiscal year 2018. Gross profit from the Sales and Developments segment as a percentage of the revenues from this segment decreased from 73.8% during fiscal year 2018 to 11.1% during fiscal year 2019.
●
Others. Gross profit from the Others segment experienced a variation of Ps.28.5 million, from a loss of Ps.10.7 million during fiscal year 2018 to a profit of Ps.17.8 million during fiscal year 2019, mainly due to an increase of the incomes of this segment, in relation with the cost of this year explained above.

Changes in fair value of investment properties

	Fiscal year ended June 30, 2019
	Income statement	Expenses and collective promotion fund	Interest in joint ventures	Information by segment(1)
	(in millions of Ps.)
Shopping Malls	(28,280.5)	—	(113.0)	(28,393.5)
Offices	962.4	—	(473.0)	489.4
Sales and Developments	1,638.3	—	—	1,638.3
Others	(183.3)	—	—	(183.3)
Total changes in fair value of investment properties	(25,863.1)	—	(586.0)	(26,449.1)

(1) See Note 6 to our Audited Financial Statements.

	Fiscal year ended June 30, 2018
	Income statement	Expenses and collective promotion fund	Interest in joint ventures	Information by segment(1)
	(in millions of Ps.)
Shopping Malls	4,343.7	—	40.6	4,384.3
Offices	4,109.1	—	698.7	4,807.8
Sales and Developments	964.0	—	—	964.0
Others	76.4	—	—	76.4
Total changes in fair value of investment properties	9,493.1	—	739.3	10,232.4
(1)
See Note 6 to our Audited Financial Statements.

Net result from changes in fair value of investment properties for the fiscal year ended June 30, 2019 was a loss of Ps.26,449.1 million (Ps.28,393.5 million from our Shopping Malls segment and of Ps.183.3 million from the Others segment; a profit of Ps.489.4 million from the Offices segment; and Ps.1,638.3 million from the Sales and Developments segment). The net impact in the peso values of our shopping malls was primarily a consequence of macroeconomic changes and:

(i)
an increase in the projected inflation rate and GDP growth, with a consequent increase in the projected cash flows of Ps. 8,371.7 million (assuming all other factors remain unchanged), as revenues from our Shopping Malls segment are a percentage of the tenants sales.

(ii)
between June 30, 2018 to June 30, 2019, the Argentinian peso depreciated 47.0% against U.S. dollar (from Ps.28.75 per U.S. dollar to Ps.42.263 per U.S. dollar), which generated a reduction of Ps. 13,753.9 million in the projected cash flows as measured in U.S. dollar terms from our Shopping Malls segment, assuming all other factors remain unchanged.

(ii)
an increase of 231 basis points in the discount rate, that is used to discount the projected cash flows from the Shopping Malls segment, mainly due to a significant increase in the country risk premium, as a result there was a decrease of Ps. 8,945.3 million in the fair value of our Shopping Malls, assuming all other factors remain unchanged.

(iii)
an increase of Ps.12,531.9 million as a consequence of the conversion of the value of the Shopping Malls in dollar terms into pesos considering the end of fiscal year exchange rate of Ps.42.263 per dollar.

(iv)
the update of the projected income with real data, as a result there was a decline of Ps. 3.349,1 million in the discounted cash flow, assuming all other factors remain unchanged.

In addition, the value of our shopping malls as of June 30, 2018, has been restated for inflation for comparative purposes as required by IAS 29. The impact of such restatement is Ps 22,488.8 million.

The Shopping Malls portfolio was reduced during the fiscal year ended June 30, 2019 due to the end of the Buenos Aires Design concession.

The Argentine office market is a liquid market, in which a significant volume of counterparties participates and frequently carries out purchase and sale transactions. This allows to observe sale prices that are relevant and representative in the market. Furthermore, lease agreements are denominated in dollars for an average term of 3 years, with the current business thus generating a stable cash flow in dollars. In this sense, the “Market approach” technique is used (market comparable values) for the determination of the fair value of these segments, with the value per square meter being the most representative input.

The value of our office and others, increased 10.9% in real terms during the fiscal year ended June 30, 2019 mainly due to the fact that a new building has been added to the office portfolio, the Zetta Building. In addition, we recognize from the Sales and Developments segment a profit of Ps. 1,683.3 million for the fiscal year ended June 30, 2019 compared with a profit of Ps. 964.0 million for the fiscal year ended June 30, 2018.

Changes in fair value from our Shopping Malls segment differ from our offices segment because the nature of each business is different and prices depend on factors that may not have similarly over time. As we mentioned before, the office property market is dominated by investors and owners that seek medium- to long-term leases and perceive real estate as a safe dollar-denominated investment option. In contrast, the shopping mall segment is a relatively new industry in Argentina where the first shopping mall opened in 1990, compared to markets such as the United States and Brazil where the industry began in the 1950’s and 1960’s, respectively. Additionally, unlike the office properties segment, the financial performance of shopping mall properties is highly correlated with the volatile economic activity in Argentina since the cash flow generated by shopping malls are closely related to the purchasing power of customers.

General and administrative expenses

	Fiscal year ended June 30, 2019
	Income statement	Expenses and collective promotion fund	Interest in joint ventures	Information by segment(1)
	(in millions of Ps.)
Shopping Malls	(660.4)	—	(0.9)	(661.4)
Offices	(133.3)	—	(1.2)	(134.6)
Sales and Developments	(61.3)	—	—	(61.3)
Others	(74.8)	—	—	(74.8)
Total general and administrative expenses	(929.9)	—	(2.1)	(932.0)
(1)
See Note 6 to our Audited Financial Statements.

	Fiscal year ended June 30, 2018
	Income statement	Expenses and collective promotion fund	Interest in joint ventures	Information by segment(1)
	(in millions of Ps.)
Shopping Malls	(591.3)	—	(5.6)	(597.0)
Offices	(70.6)	—	(1.5)	(72.2)
Sales and Developments	(70.2)	—	—	(70.2)
Others	(35.0)	—	—	(35.0)
Total general and administrative expenses	(767.3)	—	(7.1)	(774.4)

(1)  See Note 6 to our Audited Financial Statements.

General and administrative expenses, as per the income statement, increased 21.2%, from Ps.767.3 million during fiscal year 2018 to Ps.929.9 million during fiscal year 2019. Total administrative expenses as a percentage of total revenues increased from 7.0% during fiscal year 2018 to 9.1% during fiscal year 2019.

General and administrative expenses from our joint ventures decreased 69.9% from Ps.7.1 million (Ps.5.6 million generated by Shopping Malls segment and Ps.1.5 million by the Offices segment) during fiscal year 2018 to Ps.2.1 million (Ps.0.9 million generated by Shopping Malls segment and Ps.1.2 million by the Offices segment) during fiscal year 2019.

Based on the information, administrative expenses (considering administrative expenses derived from our joint ventures and the intersegment eliminations) increased by 20.4%, from Ps.774.4 million during fiscal year 2018 to Ps.932.0 million during fiscal year 2019, mainly as a result of: (i) a Ps.64.4 million increase in administrative expenses of our Shopping Malls segment, (ii) a Ps.62.4 million increase in administrative expenses of our Offices segment, (iii) a Ps.39.8 million increase in administrative expenses of our Other segment; partially offset by (iv) a Ps.9.0 million decrease in administrative expenses of our Sales and Developments segment. Administrative expenses, pursuant to the information by segments, as a percentage of total revenues, increased from 9.8% during fiscal year 2018 to 12.2% during fiscal year 2019.

●
Shopping Malls. General and a Administrative expenses of Shopping Malls increased 10.8%, from Ps.597.0 million during fiscal year 2018 to Ps.661.4 million during fiscal year 2019, mainly due to: (i) an increase of Ps.91.4 million in salaries, social security charges and other personnel expenses;and (ii) an increase of Ps.19.0 million in maintenance, repair and service expenses and employees’ travel expenses; partially offset by (iii) a decrease of Ps.23.5 million in directors’ fees; (iv) a decrease of Ps.13.1 million in banking expenses; and (v) a decrease of Ps.8.7 million in fees and compensations for services. General and administrative expenses of Shopping Malls as a percentage of revenues from such segment increased from 8.8% during fiscal year 2018 to 11.1% during fiscal year 2019.
●
Offices. General and administrative expenses of the Offices segment increased 86.5%, from Ps.72.2 million, during fiscal year 2018 to Ps.134.6 million during fiscal year 2019, mainly as a result of: (i) an increase of Ps.33.8 million in salaries, social security charges and other personnel expenses; (ii) an increase of Ps.14.8 million in directors’ fees; (iii) an increase of Ps.5.3 million in maintenance, repair and service expenses; and (iv) an increase of Ps.5.2 million in fees and compensations for services. General and administrative expenses of the Offices segment as a percentage of revenues from this segment increased from 8.3% during fiscal year 2018 to 8.9% during fiscal year 2019.
●
Sales and Developments. General and administrative expenses of the Sales and Developments segment decreased Ps.8.9 million, from Ps.70.2 million during fiscal year 2018 to Ps.61.3 million during fiscal year 2019, mainly as a result of: (i) a Ps.8.8 million decrease in directors’ fees; (ii) a Ps.4.6 million decrease in banking expenses, fees and compensations for services, taxes, rates and contributions; partially offset by (iii) an increase of Ps.3.6 million in salaries, social security charges and other personnel expenses, among other items. General and administrative expenses of the Sales and Developments segment as a percentage of revenues from this segment increase from 37.8% during fiscal year 2018 to 151.9% during fiscal year 2019.
●
Others. General and administrative expenses of the Others segment increase by Ps.39.8 million, from Ps.35.0 million during fiscal year 2018 to Ps.74.8 million during fiscal year 2019, mainly due to expenses of La Arena, related to the operation of the “DIRECTV ARENA”.

Selling expenses

	Fiscal year ended June 30, 2019
	Income statement	Expenses and collective promotion fund	Interest in joint ventures	Information by segment(1)
	(in millions of Ps.)
Shopping Malls	(368.1)	—	(2.9)	(370.9)
Offices	(60.2)	—	(1.1)	(61.3)
Sales and Developments	(9.9)	—	—	(9.9)
Others	(14.3)	—	—	(14.3)
Total selling expenses	(452.3)	—	(4.0)	(456.3)

(1)  See Note 6 to our Audited Financial Statements.

	Fiscal year ended June 30, 2018
	Income statement	Expenses and collective promotion fund	Interest in joint ventures	Information by segment(1)
	(in millions of Ps.)
Shopping Malls	(420.8)	—	(4.0)	(424.8)
Offices	(79.7)	—	(1.9)	(81.5)
Sales and Developments	(19.1)	—	—	(19.1)
Others	(6.8)	—	—	(6.8)
Total selling expenses	(526.4)	—	(5.9)	(532.3)

(1) See Note 6 to our Audited Financial Statements.

Selling expenses decreased 14.1%, from Ps.526.4 million during fiscal year 2018 to Ps.452.3 million during fiscal year 2019. Selling expenses as a percentage of total revenues decreased from 4.8% during fiscal year 2018 to 4.4% during fiscal year 2019.

Selling expenses from our joint ventures decrease, from Ps.5.9 million during fiscal year 2018 (Ps.4.0 million of which is attributable to the Shopping Malls segment and Ps.1.9 million to the Offices segment) to Ps.4.0 million during fiscal year 2019 (Ps.2.9 million of which is attributable to the Shopping Malls segment and Ps.1.1 million to the Offices segment).

Based on information, (considering selling expenses derived from our joint ventures and the inter-segment eliminations) selling expenses decreased 14.3%, from Ps.532.2 million during fiscal year 2018 to Ps.456.3 million during fiscal year 2019, mainly attributable to: (i) a Ps.53.9 million decrease in selling expenses from the Shopping Malls segment; (ii) a Ps.20.2 million decrease in selling expenses from the Offices segment; (iii) a Ps.9.3 million decrease in selling expense from the Sales and Developments segment; partially offset by: (iv) a Ps.7.5million increase in selling expense from Other segment. Selling expenses (considering selling expenses derived from our joint ventures and inter-segment eliminations) as a percentage of total revenues decreased from 6.7% during fiscal year 2018 to 6.0% during fiscal year 2019.

●
Shopping Malls. Selling expenses from the Shopping Malls segment decreased 12,7%, from Ps.424.8 million during fiscal year 2018 to Ps.370.9 million during fiscal year 2019, mainly as a result of: (i) a decrease in publicity and advertising expenses of Ps.23.3 millions; (ii) a decrease in taxes, rates and contributions of Ps.21.8 millions and (iii) a decrease of Ps.11.7 millions in bad debt charge; partially offset by (iv) an increase in salaries, social security charges and other personnel expenses of Ps.1.9 million. Selling expenses as a percentage of revenues from the Shopping Malls segment remain flat in 6.2% during fiscal year 2018 and 2019.

●
Offices. Selling expenses from the Offices segment decreased 24.8% from Ps.81.5 million, during fiscal year 2018 to Ps.61.3 million during fiscal year 2019, mainly as a result of (i) a bad debt recovery of Ps.43.2 million; partially offset by: (ii) an increase in taxes, rates and contributions of Ps.9.2 millions (mainly due to turnover tax); (iii) an increase in publicity and advertising expenses of Ps.7.1 million; and (iv) an increase in salaries, social security charges and other personnel expenses of 5.2 millions. Selling expenses from the Offices segment as a percentage of the revenues from such segment increased from 9.4% during fiscal year 2018 to 4.1% during fiscal year 2019.

●
Sales and Developments. Selling expenses from our Sales and Developments segment decreased 48.2% from Ps.19.1 million, during fiscal year 2018 to Ps.9.9 million during fiscal year 2019, mainly due to: (i) a decrease in taxes, rates and contributions of Ps.7.6 million, partially offset by: (ii) an increase in fees and compensations for services of Ps.1.8 million. Selling expenses from the Sales and Developments segment as a percentage of the revenues from such segment increased from 10.3% during fiscal year 2018 to 24.4% during fiscal year 2019.

●
Others. Selling expenses from the Others segment increased Ps.7.5 million, from Ps.6.8 million during fiscal year 2018 to Ps.14.3 million during fiscal year 2019, mainly by (i) an increase of bad debt expenses of Ps.2.6 million, (ii) an increase in taxes, rates and contributions of Ps.2.4 million and (iii) an increase publicity and advertising expenses of Ps.1.6 million.

Other operating results, net

	Fiscal year ended June 30, 2019
	Income statement	Expenses and collective promotion fund	Interest in joint ventures	Information by segment (1)
	(in millions of Ps.)
Shopping Malls	44.8	(98.9)	(3.1)	(57.1)
Offices	(11.3)	(2.4)	1.1	(12.5)
Sales and Developments	(42.7)	—	—	(42.7)
Others	(231.5)	—	—	(231.5)
Total other operating results, net	(240.6)	(101.2)	(2.0)	(343.8)

(1)  See Note 6 to our Audited Financial Statements.

	Fiscal year ended June 30, 2018
	Income statement	Expenses and collective promotion fund	Interest in joint ventures	Information by segment (1)
	(in millions of Ps.)
Shopping Malls	(24.6)	(38.8)	(2.5)	(65.9)
Offices	(1.9)	(1.9)	—	(3.8)
Sales and Developments	129.0	—	—	129.0
Others	26.0	—	—	26.0
Total other operating results, net	128.5	(40.7)	(2.5)	85.3

(1) See Note 6 to our Audited Financial Statements.

Other operating results, net, decreased, from a Ps.128.5 million profit during fiscal year 2018 to a Ps.240.6 million loss during fiscal year 2019. Other operating results, net as a percentage of total revenues declined from 1.2% during fiscal year 2018 to (2.4%) during fiscal year 2019.

Other operating results, net from our joint ventures improved from Ps.2.5 million (allocated to the Shopping Malls segment), during fiscal year 2018 to Ps.2.0 million (Ps.3.1 million allocated to the Shopping Malls segment and Ps.1.1 million (gain) allocated to Office segment) during fiscal year 2019.

Based on information by segment, (considering our joint ventures and the inter-segment eliminations) other operating results, net decreased from a profit of Ps.85.3 million during fiscal year 2018 to a loss of Ps.343.8 million during fiscal year 2019, mainly as a result of: (i) a loss of Ps.257.5 million in other operating results, net from the Others segment; (ii) a loss of Ps.171.7 million in other operating results, net from the Sales and Developments segment; (iii) a loss of Ps.8.7 millions in other operating results, net from the Offices segment; partially offset by (iv) a gain of Ps.8.8 million in other operating results, net from the Shopping Malls segment. Other operating results, net as a percentage of revenues (considering our joint ventures and the inter-segment eliminations) declined from 1.1% during fiscal year 2018 to (4.5%) during fiscal year 2018.

●
Shopping Malls. Other operating results, net from the Shopping Malls segment went from a loss of Ps.65.9 million during fiscal year 2018 to a loss of Ps.57.1 million during fiscal year 2019, mainly as a result of: (i) a recovery of litigation costs of Ps.16.1 million and (ii) an increase in the late-payment interest that is charged to our customers of Ps.34.4 million; partially offset by: (iii) an increase in donations and others of Ps.40.6 millions. Other operating results, net from this segment as a percentage of the revenues from this segment remain flat in (1,0%) during fiscal year 2018 and 2019.
●
Offices. Other operating results, net from the Offices segment went from a loss of Ps.3.8 million during fiscal year 2018 to a loss of Ps.12.5 million during fiscal year 2019, mainly attributable to a increase in donations and others. Other operating results, net from this segment as a percentage of the revenues from this segment went from (0.4%) during fiscal year 2018 to (0.8%) during fiscal year 2019.

●
Sales and Developments. Other operating results, net from the Sales and Developments segment went from a profit of Ps.129.0 million during fiscal year 2018 to a loss of Ps.42.7 million during fiscal year 2019, mainly attributable to the result of the sell of the second floor of the Intercontinental Building for a total of Ps.135.6 million during fiscal year 2018. Other operating results, net from this segment as a percentage of the revenues from this segment went from 69.5% during fiscal year 2018 to (105.8%) during fiscal year 2019.
●
Others. Other operating results, net from the Others segment went from a profit of Ps.26.0 million, during fiscal year 2018 to a loss of Ps.231.5 million during fiscal year 2019, due to (i) a loss on the sale of Tarshop of Ps.120.1 million and (ii) a loss due to the impairment in the goodwill of La Arena for a total of Ps.129.0 million.

Profit from operations

	Fiscal year ended June 30, 2019
	Income statement	Expenses and collective promotion fund	Interest in joint ventures	Information by segment (1)
	(in millions of Ps.)
Shopping Malls	(23,973.4)	—	(77.2)	(24,050.4)
Offices	2,197.2	—	(488.8)	1,708.4
Sales and Developments	1,528.9	—	—	1,529.0
Others	(486.1)	—	—	(486.1)
Total profit from operations	(20,733.2)	—	(566.0)	(21,299.2)

(1)  See Note 6 to our Audited Financial Statements.

	Fiscal year ended June 30, 2018
	Income statement	Expenses and collective promotion fund	Interest in joint ventures	Information by segment (1)
	(in millions of Ps.)
Shopping Malls	9,457.8	—	80.9	9,538.5
Offices	4,753.5	—	668.4	5,421.9
Sales and Developments	1,140.5	—	—	1,140.5
Others	49.8	—	—	49.9
Total profit from operations	15,401.6	—	749.3	16,150.8

(1)  See Note 6 to our Audited Financial Statements.

Total result from operations, went from a profit of Ps.15,401.6 million during fiscal year 2018 to a loss of Ps.20,733.2 million during fiscal year 2019.

Operating result from our joint ventures went form a gain of Ps.749.3 million (Ps.668.4 million of which is attributable to the Offices segment and Ps.80.9 million to the Shopping Malls segment during fiscal year 2018 to a loss of Ps.566.0 million (Ps.488.8 million of which is attributable to the Offices segment and Ps.77.2 million to the Shopping Malls segment) during fiscal year 2019.

Based on the information by segment (considering the incomes derived from our joint ventures, without considering income of expenses and collective promotion and expenses fund, and the intersegment income), operating income went from a profit of Ps.16,150.8 million during fiscal year 2018 to a loss of Ps.21,299.2 million during fiscal year 2019, mainly as a result of: (i) a Ps.33,589.9 million decrease in operating result from the Shopping Malls; (ii) a Ps.3,713.5 million decrease in operating result from the Offices, (iii) a decrease in operating result from the Other Segment of Ps.536.0 million; partially offset by (iv) a Ps.388.5 million increase in operating result from Sales and Developments.

●
Shopping Malls. Operating result from the Shopping Malls segment went from a profit of Ps.9, 538.5 million during fiscal year 2018, to a loss of Ps.24,050.4 million during fiscal year 2019. Operating result from the Shopping Malls segment as a percentage of the revenues from such segment went from 139.8% during fiscal year 2018 to (402.5%) during fiscal year 2019.

●
Offices. Operating result from the Offices segment decreased, from Ps.5,421.9 million during fiscal year 2018 to Ps.1,708.4 million during fiscal year 2019. Operating result from the Offices segment, as a percentage of the revenues from such segment, decreased from 626.8% during fiscal year 2018 to 113.2% during fiscal year 2019.

●
Sales and Developments. Operating result from the Sales and Developments segment increased from Ps.1,140.5 million during fiscal year 2018 to Ps.1,529.0 million during fiscal year 2019.

●
Others. Operating result from the Others segment went from a profit of Ps.49.9 million during fiscal year 2018 to a loss of Ps.486.1 million during fiscal year 2019.

Share of profit of associates and joint ventures

The share of profit of associates and joint ventures decreased by Ps.1,025.3 million, from a profit of Ps.620.9 million during fiscal year 2018 to a loss of Ps.404.4 million during fiscal year 2019. This variation was mainly due to (i) a loss of Ps.1,022.0 million generated by our Offices segment; (ii) a loss of Ps.169.6 million generated by our Shopping Malls segment, and (iii) a profit of Ps.166.4 million from our Others segment.

●
Shopping Malls. The share of profit of associates and joint ventures from the Shopping Malls segment decreased by Ps.169.6 million, from a profit of Ps.66.1 million during fiscal year 2018 to a loss of Ps.103.4 million during fiscal year 2019, generated by our interest in NPSF, mainly because of the impact on result the fair value of the investment properties held by NPSF.

●
Offices. The share of profit of associates and joint ventures from the Offices segment decreased by Ps.1,022.0 million, from a profit of Ps.613.5 million during fiscal year 2018 to a loss of Ps.408.5 million during fiscal year 2019, generated by our interest in Quality Invest S.A., mainly because of the result in the fair value of the investment properties.

●
Others. The share of profit of associates and joint ventures from the Others segment increased by Ps.166.4 million, from a loss of Ps.58.8 million during fiscal year 2018 to a profit of Ps.107.6 million during fiscal year 2019, mainly generated by a higher profit from our investment in La Rural and La Arena.

Financial results, net

Financial results, net decreased 79.6%, from Ps.6,357.0 million during fiscal year 2018 to Ps.1,294.8 million during fiscal year 2019.

●
The financial result variations was mainly due to the net exchange rate variation of 101.0%, from Ps.5,821.1 million net loss during fiscal year 2018 to Ps.59.0 million net profit during fiscal year 2019. This was because during fiscal year 2018 the devaluation rate was higher than the inflation rate (73.4% vs 29.5% respectively), while during the fiscal year 2019, the devaluation rate was lower than the inflation rate (47.0% vs 55.7% respectively).

●
The impact described above was partially offset by: (i) an increase in the net loss interest, from Ps.1,237.6 million loss during fiscal year 2018 to Ps.2,034.0 million net loss during fiscal year 2019; and (ii) a decrease in the profit generated by derivatives and revalued assets at fair value of Ps.483.3 million, from Ps.1,596.6 million profit in the fiscal year 2018 to Ps.1,113.4 million profit in the fiscal year 2019; and (iii) a decrease in the results of the exposure to the exchange rate and purchasing power of the currency of Ps.463.7 million, from Ps.784.6 million loss during fiscal year 2018 to Ps.320.9 million during fiscal year 2019.

Income tax expense

Income tax expense decreased 6.1%, from a Ps.4,571.9 million profit during fiscal year 2018 to a Ps.4,294.7 million profit during fiscal year 2019.

In determining the income tax charge, we apply the deferred tax method, recognizing the temporary differences between the book value, the valuation of assets and liabilities for tax purposes and the application of tax loss carryforwards. For this reason, the amount shown as income tax reflects not only the amount payable but also the recognition of the tax on the taxable income as booked.

Additionally, this year in the income tax expense line, it is include the corresponding tax for the revaluation of the fixed assets that was adopted by certain companies of the group. The total amount reach a loss of Ps.276.3 million.

Total profit for the year

As a result of the factors described above, the income for the year 2019 decreased 227.4%, from a profit of Ps.14,237.4 million during fiscal year 2018 to a loss of Ps.18,137.7 million during fiscal year 2019. Income attributable to our parent company's shareholders decreased 231.3%, from a profit of Ps.13,730.6 million during fiscal year 2018 to a loss of Ps.18,032.6 million during fiscal year 2019. Income attributable to the non-controlling interest decreased 120.8%, from a profit of Ps.506.8 million during fiscal year 2018 to a loss of Ps.105.2 million during fiscal year 2019.

 Results of operations for the fiscal years ended June 30, 2018 and 2017

Revenues

	Fiscal year ended June 30, 2018
	Income statement (1)	Expenses and collective promotion fund	Interest in joint ventures	Information by segment(2)
	(in millions of Ps.)
Shopping Malls	9,640.3	(2,877.3)	59.0	6,821.8
Offices	1,051.7	(194.0)	7.3	865.0
Sales and Developments	185.5	—	—	185.5
Others	17.2	—	—	17.2
Total revenues	10,894.7	(3,071.3)	66.3	7,889.6

(1) Includes Ps.7,823.3 million in revenues from sales, leases and services and Ps.3,071.3 million in income from the Expenses and Collective Promotion Fund.
(2) See Note 6 to our Audited Financial Statements.

	Fiscal year ended June 30, 2017
	Income statement (1)	Expenses and collective promotion fund	Interest in joint ventures	Information by segment(2)
	(in millions of Ps.)
Shopping Malls	9,968.7	(3,034.5)	57.4	6,991.5
Offices	1,102.0	(246.6)	26.7	882.2
Sales and Developments	202.8	—	—	202.8
Others	1,9	—	—	1.9
Total revenues	11,275.4	(3,281.1)	84.1	8,078.4

(1) Includes Ps.7,994.2 million in revenues from sales, leases and services and Ps.3,281.1 million in income from the Expenses and Collective Promotion Fund.
(2) See Note 6 to our Audited Financial Statements.

Revenues from sales, leases and services, expenses and collective promotion and expenses fund, as per the income statement, decreased 3.4%, from Ps.11,275.4 million during fiscal year 2017 to Ps.10,894.7 million during fiscal year 2018.

Revenues from expenses and collective and expenses promotion fund decreased 6.4%, from Ps.3,281.1 million (Ps.3,034.5 million generated by Shopping Malls segment and Ps.246.6 million to the Offices segment) during fiscal year 2017 to Ps.3,071.3 million (Ps.2,877.3 million generated by Shopping Malls segment and Ps.194.0 million by Offices segment) during fiscal year 2018.

Revenues from our joint ventures decreased 21.2%, from Ps.84.1 million (Ps.57.4 million generated by Shopping Malls segment and Ps.26.7 million by Offices segment) during fiscal year 2017 to Ps.66.3 (Ps.59.0 million generated by Shopping Malls segment and Ps.7.3 million by Offices segment) during fiscal year 2018.

Based on the information by segments (considering revenues derived from our joint ventures, without considering revenues from expenses and collective promotion fund, and intersegment revenues), revenues decrease by 2.3%, from Ps.8,078.4 million during fiscal year 2017 to Ps.7,889.6 million in fiscal year 2018. This decrease was mainly attributable to: (i) a Ps.169.7 million decrease in the revenues from the Shopping Malls segment; (ii) a Ps.17.2 million decrease in the revenues from Offices segment and (iii) a Ps.17.3 million decrease in Sales and Developments segment; partially mitigated by: (iv) a Ps.15.3 million increase in the revenues from the Others segment.

●
Shopping Malls. Revenues from the Shopping Malls segment decreased 2.4%, from Ps.6,991.5 million during fiscal year 2017 to Ps.6,821.8 million during fiscal year 2018, mainly attributable to: (i) a Ps.138.6 million decreased in revenue from averaging of scheduled rent escalation; (ii) a Ps.94.2 million decrease in contingent rental; (iii) a Ps.58.3 million decreased in the revenues from admission rights, partially mitigated by (iv) ) an increase of Ps.132.0 million in base rent, among other things.

●
Offices. Revenues from the Offices segment decreased in Ps.17.2 million, from Ps.882.2 million in fiscal year 2017 to Ps.865.0 million in fiscal year 2018, mainly as a result of: (i) a decrease of Ps.13.7 million on lease contracts and (ii) a decrease of Ps.9,5 million from averaging of scheduled rent escalation

●
Sales and Developments. Revenues from the Sales and Developments segment decreased Ps.17.3 million from Ps.202.8 million during fiscal year 2017 to Ps.185.5 million during fiscal year 2017. Such decreased mainly resulted from the sales of floors in Beruti building and parking spaces in Rosario building.

●
Others. Revenues from the Others segment increased Ps.15.3 million, up from Ps.1.9 million during fiscal year 2017 to Ps.17.2 million during fiscal year 2018.Mainly due to revenues from La Arena, a subsidiary that was acquired during the fiscal, which develops and operates the stadium known as “DIRECTV ARENA”.

Costs

	Fiscal year ended June 30, 2018
	Income statement	Expenses and collective promotion fund	Interest in joint ventures	Information by segment(1)
	(in millions of Ps.)
Shopping Malls	(3,486.3)	2,912.9	(6.5)	(580.0)
Offices	(258.2)	199.1	(34.2)	(93.4)
Sales and Developments	(48.5)	—	—	(48.5)
Others	(28.0)	—	—	(27.9)
Total costs	(3,821.0)	3,112.0	(40.7)	(749.9)

(1) See Note 6 to our Audited Financial Statements.

	Fiscal year ended June 30, 2017
	Income statement	Expenses and collective promotion fund	Interest in joint ventures	Information by segment(1)
	(in millions of Ps.)
Shopping Malls	(3,818.8)	3,088.6	(14.8)	(745.1)
Offices	(302.2)	249.5	(18.7)	(71.3)
Sales and Developments	(62.8)	—	—	(62.8)
Others	(3.5)	—	—	(3.4)
Total costs	(4,187.3)	3,338.1	(33.5)	(882.7)

(1) See Note 6 to our Audited Financial Statements.

Total costs, decreased 8.7%, up from Ps.4,187.3 million during fiscal year 2017 to Ps.3,821.0 million during fiscal year 2018. Total costs as a percentage of total revenues decreased 37.1% during fiscal year 2017 to 35.1% during fiscal year 2018.

Costs from the collective promotion and expenses fund decreased 6.8%, from Ps.3,338.1 million during fiscal year 2017 to Ps.3,112.0 million during fiscal year 2018. The variation was mainly due to: (i) a decreased in expenses and collective promotion fund generated by Shopping Malls, which decreased 5.7%, up from Ps.3,088.6 million during fiscal year 2017 to Ps.2,912.9 million during fiscal year 2018;and (ii) a decrease in the costs expense of the Office segment, of Ps.50.4 million, up from Ps.249.5 million during fiscal year 2017 to Ps.199.1 million during fiscal year 2018.

Costs from our joint ventures increased 22.1%, from Ps.33.5 million (Ps.14.8 million of which is attributable to the Shopping Malls segment and Ps.18.7 million to the Offices segment) during fiscal year 2017 to Ps.40.9 million (Ps.6.5 million of which is attributable to the Shopping Malls segment and Ps.34.2 million to the Offices segment) during fiscal year 2018.

Based on the information by segments (considering costs derived from our joint ventures, without considering costs from expenses and collective promotion fund, and intersegment costs), costs decreased 15.0%, from Ps.882.7 million during fiscal year 2017 to Ps.749.9 million during fiscal year 2018. Total costs as a percentage of total revenues pursuant to the information by segments decreased from 10.9% during fiscal year 2017 to 9.5% during fiscal year 2018.

●Shopping Malls. The costs of our Shopping Malls segment decreased 22.2%, from Ps.745.1 million during fiscal year 2017 to Ps.580.0 million during fiscal year 2018, mainly generated by: (i) a decrease in costs of leases and expenses for Ps.147.8 million due to the absorbing of the expenses and collective promotion fund deficit; (ii) a decrease in the fees and compensations for services of Ps.11.5 millions and (iii) a decrease in the maintenance, security, cleaning, repairs and related expenses of Ps.11.2million. The Shopping Malls segment costs, as a percentage of revenues from this segment, decreased from 10.7% during fiscal year 2017 to 8.5% during fiscal year 2018.

●Offices. The costs of the Offices segment increased 30.9%, from Ps.71.3 million during fiscal year 2017 to Ps.93.4 million during fiscal year 2018, mainly due to: (i) an increase in leases and expenses of Ps.11.4 million; (ii) an increase in maintenance, security, cleaning, repairs and related expenses of Ps.12.1 million; (iii) an increase in fees and payments for services, taxes, rates and contributions of Ps.11.9 million; partially mitigated by a decrease in depreciation and amortization of Ps.13.2 millions. The costs of the Offices segment, as a percentage of the revenues from this segment, increased from 8.1% during fiscal year 2017 to 10.8% during fiscal year 2018.

●Sales and Developments. The costs of the Sales and Developments segment decreased from Ps.62.8 million in fiscal year 2017 to Ps.48.5 million in fiscal year 2018, mainly for a lower cost of sales of properties for Ps.29.3 million, partially offset by (i) an increased in security, repairs and others ofPs.6.4 million and (ii) an increase in fees and payments for services, taxes, rates and contributions of Ps.0.9 million. The costs of the Sales and Developments segment, as a percentage of the revenues from this segment, decreased from 31.0% during 2017 to 26.2% during fiscal year 2018.

●Others. The cost of the Others segment went from Ps.3.4 million during fiscal year 2017 to Ps.27.9 million during fiscal year 2018, as a result of the increase in the costs of La Arena.

Gross profit

	Fiscal year ended June 30, 2018
	Income statement	Expenses and collective promotion fund	Interest in joint ventures	Information by segment(1)
	(in millions of Ps.)
Shopping Malls	6,154.0	35.6	52.4	6,241.9
Offices	793.5	5.1	(26.9)	771.6
Sales and Developments	136.9	—	—	137.0
Others	(10.7)	—	—	(10.7)
Total gross profit	7,073.7	40.7	25.4	7,139.7

(1) See Note 6 to our Audited Financial Statements.

	Fiscal year ended June 30, 2017
	Income statement	Expenses and collective promotion fund	Interest in joint ventures	Information by segment(1)
	(in millions of Ps.)
Shopping Malls	6,149.7	54.1	42.6	6,246.4
Offices	799.9	3.0	8.0	810.9
Sales and Developments	140.0	—	—	140.0
Others	(1.6)	—	—	(1.5)
Total gross profit	7,088.0	57.1	50.6	7,195.7

(1) See Note 6 to our Audited Financial Statements.

Total consolidated gross profit, as per the income statement, decreased 0.2%, from Ps.7,088.0 million during fiscal year 2017 to Ps.7,073.7 million during fiscal year 2018. Total consolidated gross profit as a percentage of total revenues increased from 62.9% in fiscal year 2017 to 64.9% in fiscal year 2018.

Gross profit from expenses and collective promotion and expenses fund decreased a 28.8%, from Ps.57.1 million (Ps.54.1 million of which is attributable to the Shopping Malls segment and Ps.3.0 million to the Offices segment) during fiscal year 2017 to Ps.40.7 million (Ps.35.6 million of which is attributable to the Shopping Malls segment and Ps.5.1 million to the Offices segment) during fiscal year 2018.

Gross profit from our joint ventures decreased 49.9%, from Ps.50.6 million (Ps.42.6 million of which is attributable to the Shopping Malls segment and Ps.8.0 million to the Offices segment) during fiscal year 2017 to Ps.25.4 million (Ps.52.4 million of which is attributable to the Shopping Malls segment and Ps.27.0 million (loss) to the Offices segment) during fiscal year 2018.

Based on the information by segments, total gross profit (considering gross profit derived from our joint ventures, without considering the gross profit of expenses and collective promotion fund, and the intersegment gross profit) decreased 0.8%, from Ps.7,195.7 million during fiscal year 2017 to Ps.7,139.9 million during fiscal year 2018. Total gross profit as a percentage of total revenues went from 89.1% during fiscal year 2017 to 90.5% during fiscal year 2018.

●
Shopping Malls. Gross profit from the Shopping Malls segment decreased 0.1%, from Ps.6,246.4 million during fiscal year 2017 to Ps.6,241.9 million for fiscal year 2018. Gross profit from our Shopping Malls segment as a percentage of revenues for the segment increased from 89. 3% during fiscal year 2017 to 91.5% during fiscal year 2018.

●
Offices. Gross profit from the Offices segment decreased 4.8%, from Ps.810.9 million during fiscal year 2017 to Ps.771.6 million during fiscal year 2018. Gross profit from the Offices segment as a percentage of revenues from this segment decreased from 91.9% during fiscal year 2017 to 89.2% during fiscal year 2018.

●
Sales and Developments. Gross profit from the Sales and Developments segment experienced a decrease of Ps.3.0 million, from Ps.140.0 million profit during fiscal year 2017 to Ps.137.0 million profit during fiscal year 2019, mainly resulted from lower incomes from sales of the floors in Beruti building and parking spaces in Rosario during fiscal year 2017. Gross profit from the Sales and Developments segment as a percentage of the revenues from this segment increased from 69.0% during fiscal year 2017 to 73.8% during fiscal year 2018.

●
Others. Gross profit from the Others segment experienced a variation of Ps.9.2 million, from Ps.1.5 million during fiscal year 2017 to Ps.10.7 million during fiscal year 2018, mainly due to an increase of the costs of this segment, in relation with the incomes of this year explained above.

Changes in fair value of investment properties

	Fiscal year ended June 30, 2018
	Income statement	Expenses and collective promotion fund	Interest in joint ventures	Information by segment(1)
	(in millions of Ps.)
Shopping Malls	4,343.7	—	40.6	4,384.3
Offices	4,109.1	—	698.7	4,807.8
Sales and Developments	964.0	—	—	964.0
Others	76.4	—	—	76.4
Total changes in fair value of investment properties	9,493.1	—	739.3	10,232.4
(1)  See Note 6 to our Audited Financial Statements.

	Fiscal year ended June 30, 2017
	Income statement	Expenses and collective promotion fund	Interest in joint ventures	Information by segment(1)
	(in millions of Ps.)
Shopping Malls	(5,851.6)	—	(32.6)	(5,884.2)
Offices	110.0	—	704.3	814.4
Sales and Developments	(112.9)	—	—	(112.9)
Others	—	—	—	—
Total changes in fair value of investment properties	(5,854.4)	—	671.7	(5,182.7)

(1) See Note 6 to our Audited Financial Statements.

Net result from changes in fair value of our combined portfolio of investment properties for the fiscal year ended June 30, 2018 was Ps.10,232.4 million (Ps.4,384.3 million from our Shopping Malls segment; Ps.4,807.8 million from the Offices segment; Ps.964.0 million from the Sales and Developments segment, and Ps.76.4 million from the Others segment). The net impact in the peso values of our shopping malls was primarily a consequence of macroeconomic changes:

(i)
an increase in the projected inflation rate and GDP growth, with a consequent increase in the projected cash flow of Ps.10,909.2 million (assuming all other factors remain unchanged), as revenues from our Shopping Malls segment are a percentage of the tenants sales.

(ii)
between June 30, 2017 to June 30, 2018, the Argentinian peso depreciated 73.9% against U.S. dollar (from Ps.16.53 per dollar to Ps.28.75 per dollar), which resulted in a reduction of Ps.22.459,3 million in the projected cash flows when they are measured in dollar terms, assuming all other factors remain unchanged.

(iii)
an increase of 44 basis points in the discount rate in U.S. dollar, which it is used to discount the projected cash flows from the Shopping Malls segment, which generated a reduction of Ps.2.177,8 million in the fair value of our Shopping Malls, assuming all other factors remain unchanged.

(iv)
an increase of Ps.23,622.7 million as a consequence of the conversion of the value of the Shopping Malls in dollar terms into pesos considering the end of fiscal year exchange rate of Ps.28.75 per dollar.

(iv)
additional effect because of the reduction in the corporate income tax rate to 30% was considered for fiscal years that are dated from January 1, 2018 to December 31, 2019 and to 25% for the fiscal years that are dated January 1, 2020 onwards, increasing the value of our Shopping Malls in Ps.7,731.9 million.

In addition, the value of our shopping malls as of June 30, 2017, has been restated for inflation for comparative purposes as required by IAS 29. The impact of such restatement is Ps 13.257,8 million.

We maintained the same portfolio of Shopping Malls during fiscal year ended June 30, 2018.

The Argentine office market is a liquid market, in which a significant volume of counterparties participates and frequently carries out purchase and sale transactions. This allows to observe sale prices that are relevant and representative in the market. Furthermore, lease agreements are denominated in dollars for an average term of 3 years, with the current business thus generating a stable cash flow in dollars. In this sense, the “Market approach” technique is used (market comparable values) for the determination of the fair value of these segments, with the value per square meter being the most representative metric.

The value of our office and other, increased 41.8% in real terms during the fiscal year ended June 30, 2018 due to the fact that the depreciation rate of the peso during the year was higher than the inflation rate. In addition, we recognize from the Sales and Developments segment a profit of Ps. 964.0 million for the fiscal year ended June 30, 2018 compared with a loss of Ps. 112.9 million for the fiscal year ended June 30, 2017.

General and administrative expenses

	Fiscal year ended June 30, 2018
	Income statement	Expenses and collective promotion fund	Interest in joint ventures	Information by segment(1)
	(in millions of Ps.)
Shopping Malls	(591.3)	—	(5.6)	(597.0)
Offices	(70.6)	—	(1.6)	(72.2)
Sales and Developments	(70.3)	—	—	(70.2)
Others	(35.0)	—	—	(35.0)
Total general and administrative expenses	(767.3)	—	(7.1)	(774.4)
(1)  See Note 6 to our Audited Financial Statements.

	Fiscal year ended June 30, 2017
	Income statement	Expenses and collective promotion fund	Interest in joint ventures	Information by segment(1)
	(in millions of Ps.)
Shopping Malls	(577.1)	—	(5.0)	(582.1)
Offices	(68.9)	—	(2.0)	(71.0)
Sales and Developments	(68.1)	—	—	(68.1)
Others	(3.4)	—	—	(3.4)
Total general and administrative expenses	(717.6)	—	(6.9)	(724.6)

(1)  See Note 6 to our Audited Financial Statements.

General and administrative expenses, as per the income statement, increased 6.9%, from Ps.717.6 million during fiscal year 2017 to Ps.767.3 million during fiscal year 2018. General and administrative expenses as a percentage of total revenues increased slightly from 6.4% during fiscal year 2017 to 7.0% during fiscal year 2018.

General and administrative expenses from our joint ventures increased from Ps.6.9 million (Ps.5.0 million generated by Shopping Malls segment and Ps.1.9 million by the Offices segment) during fiscal year 2017 to Ps.7.1 million (Ps.5.6 million generated by Shopping Malls segment and Ps.1.5 million by the Offices segment) during fiscal year 2018.
Based on the information, general and administrative expenses (considering administrative expenses derived from our joint ventures and the intersegment eliminations) increased by 6.9%, from Ps.724.6 million during fiscal year 2017 to Ps.774.4 million during fiscal year 2018, mainly as a result of: (i) a Ps.14.9 million increase in administrative expenses of our Shopping Malls segment, (ii) a Ps.2.1 million increase in administrative expenses of our Sales and Developments segment, (iii) a Ps.1.2 million increase in administrative expenses of our Office segment, and (iv) a Ps.31.6 million increase in administrative expenses of our Other segment. Administrative expenses, pursuant to the information by segments, as a percentage of total revenues, increased from 9.0% during fiscal year 2017 to 9.8% during fiscal year 2018.

●
Shopping Malls. General and administrative expenses of the Shopping Malls segment increased 2.6%, from Ps.582.1 million, during fiscal year 2017 to Ps.597.0 million during fiscal year 2018, mainly as a result of: (i) a Ps.14.0 million in banking expenses; (ii) a Ps.13.0 million increase in amortization; (iii) a Ps.9.8 million increase in maintenance, repair, travel and mobility; partially mitigated by; (iv) a decrease of Ps.19.6 million in, fees and compensations for services. General and administrative expenses of the Shopping Malls segment as a percentage of revenues from this segment increased from 8.3% during fiscal year 2017 to 8.8% during fiscal year 2018.

●
Offices. General and administrative expenses of the Offices segment increased Ps.1.2 million, from Ps.71.0 million, during fiscal year 2017 to Ps.72.2 million during fiscal year 2018, mainly as a result of: (i) an increase of Ps.4.4 million in banking expenses, maintenance, repairs, travel, mobility and amortization; partially mitigated by (ii) a Ps.3.6 million decrease in salaries, social security, fees and compensation for services. Administrative expenses of the Offices segment as a percentage of revenues from this segment increased from 8.0% during fiscal year 2017 to 8.3% during fiscal year 2018.

●
Sales and Developments. General and administrative expenses of the Sales and Developments segment increased Ps.2.1 million, mainly due to: (i) a Ps.2.8 million increase in amortization, travel and mobility, tax rates and contributions, and (ii) an increase of Ps.1.7 million in banking expenses; partially offset by a Ps.2.2 million decrease in fees and compensation for services.

●
Others. General and administrative expenses of the Others segment increase by Ps.31.6 million, mainly due to an increase of Ps.6.0 million in fees and payment for services and an increase of Ps.14.1 million in security, cleaning, repairs and others.

Selling expenses

	Fiscal year ended June 30, 2018
	Income statement	Expenses and collective promotion fund	Interest in joint ventures	Information by segment(1)
	(in millions of Ps.)
Shopping Malls	(420.8)	—	(4.0)	(424.8)
Offices	(79.7)	—	(1.9)	(81.5)
Sales and Developments	(19.1)	—	—	(19.1)
Others	(6.8)	—	—	(6.8)
Total selling expenses	(526.4)	—	(5.9)	(532.3)

(1) See Note 6 to our Audited Financial Statements.

	Fiscal year ended June 30, 2017
	Income statement	Expenses and collective promotion fund	Interest in joint ventures	Information by segment(1)
	(in millions of Ps.)
Shopping Malls	(397.9)	—	(3.4)	(401.3)
Offices	(74.3)	—	(1.2)	(75.6)
Sales and Developments	(30.0)	—	—	(29.9)
Others	(6.6)	—	—	(6.7)
Total selling expenses	(508.8)	—	(4.7)	(513.5)

(1) See Note 6 to our Audited Financial Statements.

Selling expenses increased 3.5%, from Ps.508.8 million during fiscal year 2017 to Ps.526.4 million during fiscal year 2018. Selling expenses as a percentage of total revenues decreased from 4.5% during fiscal year 2017 to 4.8% during fiscal year 2018.

Selling expenses from our joint ventures showed an increase, from Ps.4.6 million during fiscal year 2017 (Ps.3.4 million of which is attributable to the Shopping Malls segment and Ps.1.2 million to the Offices segment) to Ps.5.9 million during fiscal year 2018 (Ps.4.0 million of which is attributable to the Shopping Malls segment and Ps.1.9 million to the Offices segment).

Based on information, (considering selling expenses derived from our joint ventures and the inter-segment eliminations) selling expenses increased 3.7%, from Ps.513.5 million during fiscal year 2017 to Ps.532.3 million during fiscal year 2018. This increase was mainly attributable to: (i) a Ps.23.5 million increase in selling expenses from the Shopping Malls segment; (ii) a Ps.5.9 million increase in selling expenses from the Offices segment; (iii) aPs.0.1 million increase in selling expense from the Others segment; partially mitigated by (iv) a Ps.10.8 million decrease in selling expense from Sales and Developments segment. Selling expenses (taking into account selling expenses derived from our joint ventures and inter-segment eliminations) as a percentage of total revenues increased from 6.4% during fiscal year 2017 to 6.7% during fiscal year 2018.

●
Shopping Malls. Selling expenses from the Shopping Malls segment increased 5.9%, from Ps.401.3 million during fiscal year 2017 to Ps.424.8 million during fiscal year 2018, mainly as a result of: (i) a Ps.27.6 increase in bad debt expense; (ii) a Ps.17.4 million increase in taxes, rates and contributions and (iii) a Ps.3.6 million increase in fees and compensations for services; partially mitigated by (iv) a Ps.13.6 million decrease in salaries, social security charges and other personnel expenses and (v) a Ps.10.8 million decrease in publicity and advertising. Selling expenses as a percentage of revenues from the Shopping Malls segment increased in 5.7% during fiscal year 2017 to 6.2% during fiscal year 2018.

●
Offices. Selling expenses from the Offices segment increased Ps.5.9 million, from Ps.75.6 million, during fiscal year 2017 to Ps.81.5 million during fiscal year 2018, mainly because of (i) bad debt expenses of Ps.8.2 million; partially mitigated by: (ii) a Ps.1.7 million decrease in salaries and social security and a decrease of Ps.1.0 million in publicity and advertising. Selling expenses from the Offices segment as a percentage of the revenues from such segment increased from 8.6% during fiscal year 2017 to 9.4% during fiscal year 2018.

●
Sales and Developments. Selling expenses from our Sales and Developments segment decreased Ps.10.8 million from Ps.29.9 million, during fiscal year 2017 to Ps.19.1 million during fiscal year 2018, mainly due to: (i) a decrease in taxes, rates and contributions of Ps.11.4 million, partially offset by: (ii) an increase in fees and compensations for services of Ps.3.0 million.

●
Others. Selling expenses from the Others segment increased Ps.0.1 million, from Ps.6.7 million during fiscal year 2017 to Ps.6.8 million during fiscal year 2018, mainly as a result of lower loan losses related to the consumer financing residual activity.

Other operating results, net

	Fiscal year ended June 30, 2018
	Income statement	Expenses and collective promotion fund	Interest in joint ventures	Information by segment (1)
	(in millions of Ps.)
Shopping Malls	(24.6)	(38.8)	2.5	(65.9)
Offices	(1.9)	(1.9)	—	(3.8)
Sales and Developments	129.0	—	—	129.0
Others	26.0	—	—	26.0
Total other operating results, net	128.5	(40.7)	2.5	85.3

(1)  See Note 6 to our Audited Financial Statements.

	Fiscal year ended June 30, 2017
	Income statement	Expenses and collective promotion fund	Interest in joint ventures	Information by segment (1)
	(in millions of Ps.)
Shopping Malls	(24.9)	(53.3)	3.4	(74.7)
Offices	(7.3)	(3.8)	1.6	(9.5)
Sales and Developments	(8.3)	—	—	(8.2)
Others	16.3	—	—	16.3
Total other operating results, net	(24.1)	(57.1)	5.0	(76.1)

(1) See Note 6 to our Audited Financial Statements.

Other operating results, net, increased Ps.152.6, from a Ps.24.1 million loss during fiscal year 2017 to a Ps.128.5 million profit during fiscal year 2018. Other operating results, net as a percentage of total revenues increase from (0.2%) during fiscal year 2017 to 1.2% during fiscal year 2018.

Other operating results, net from our joint ventures decreased Ps.7.6 million, from Ps.5.1 million profit (Ps.3.5 million allocated to the Shopping Malls segment and Ps.1.6 million allocated to the Office segment.), during fiscal year 2017 to Ps.2.5 million loss (allocated to the Shopping Malls segment) during fiscal year 2018.

Based on information by segment, (considering our joint ventures and inter-segment eliminations) other operating results, net increase, from a loss of Ps.76.1 million during fiscal year 2017 to a gain of Ps.85.3 million during fiscal year 2018, mainly as a result of an increase if: (i) Ps.137.2 million in other operating results, net from the Sales and Developments segment; (ii) Ps.5.7 million in other operating results, net from the Office segment; (iii) Ps.8.8 million in other operating results, net from the Shopping Malls segment and (iv) Ps.9.7 million in other operating results, net from the Other segment. Other operating results, net as a percentage of revenues (taking into account our joint ventures and the inter-segment eliminations) increased from (0.9%) during fiscal year 2017 to 1,1% during fiscal year 2018.

●
Shopping Malls. Other operating results, net from the Shopping Malls segment decreased 11.8%, from a loss of Ps.74.7 million during fiscal year 2017 to a loss of Ps.65.9 million during fiscal year 2018, mainly as a result of: (i) a decrease in charity charges of Ps.52.9 millions, partially offset by: (ii) an increase credit interest of Ps.37.6 million and (iii) an increase in legal contingencies of Ps.20.0 million. Other operating results, net from this segment as a percentage of the revenues from this segment increase from (1.1%) during fiscal year 2017 to 0.1% during fiscal year 2018

●
Offices. Other operating results, net from the Offices segment went from a loss of Ps.9.5 million during fiscal year 2017 to a loss of Ps.3.8 million during fiscal year 2018, mainly attributable to a decrease in charity charges and others. Other operating results, net from this segment as a percentage of the revenues from this segment went from 1.1% during fiscal year 2017 to 0.4% during fiscal year 2018.

●
Sales and Developments. Other operating results, net from the Sales and Developments segment went from a loss of Ps.8.2 million during fiscal year 2017 to a profit of Ps.129.0 million during fiscal year 2018, mainly attributable to (i) the gain of the sale of the 2 floor of the Edificio Intercontinental for a total of Ps.135.6 million and (ii) less charity charges of Ps.4.6 million. Other operating results, net from this segment as a percentage of the revenues from this segment decrease from (4.1%) during fiscal year 2017 to 69.5% during fiscal year 2018.

●
Others. Other operating results, net from the Others segment increased Ps.9.7 million, from a profit of Ps.16.3 million during fiscal year 2017 to a profit of Ps.26.0 million during fiscal year 2018, due to an increase in the royalty with La Rural, offset by the revaluation of the initial payment of Entertainment Holding S.A. during fiscal year 2017.

Profit from operations

	Fiscal year ended June 30, 2018
	Income statement	Expenses and collective promotion fund	Interest in joint ventures	Information by segment (1)
	(in millions of Ps.)
Shopping Malls	9,457.8	—	80.9	9,538.5
Offices	4,753.5	—	668.3	5,421.9
Sales and Developments	1,140.5	—	—	1,140.5
Others	49.8	—	—	49.9
Total profit from operations	15,401.6	—	749.3	16,150.8

(1)  See Note 6 to our Audited Financial Statements.

	Fiscal year ended June 30, 2017
	Income statement	Expenses and collective promotion fund	Interest in joint ventures	Information by segment (1)
	(in millions of Ps.)
Shopping Malls	(700.9)	—.	4.9	(695.9)
Offices	758.4	—.	710.8	1,469.1
Sales and Developments	(79.2)	—	—	(79.2)
Others	4.8	—	—	4.8
Total profit from operations	(16.9)	—	715.8	698.8

(1)  See Note 6 to our Audited Financial Statements.

Total profit from operations, went from a loss of Ps.16.9 million during fiscal year 2017 to a profit of Ps.15,401.6 million during fiscal year 2018. Total operating income as a percentage of total revenues increased from (0.2%) during fiscal year 2017 to 141.4% during fiscal year 2018.

Profit from operations from our joint ventures increased 4.7%, from Ps.715.7 million during fiscal year 2017 to Ps.749.2 million during fiscal year 2018.

Based on the information by segment (considering incomes derived from our joint ventures, without considering the income of expenses and collective promotion fund, and the intersegment income), operating income increased 2,211.2%, from Ps.698.8 million during fiscal year 2017 to Ps 16,150.8 million during fiscal year 2018, mainly as a result of: (i) an increase in operating income from theShopping Malls segment of Ps.10,234.4 million; (ii) an increase in operating income from the Offices segment of Ps.3,952.8 million; an increase in operating income from Sales and Developments segment of Ps.1,219.7 million and (iv) an increase in operatingincome from the Other Segment of Ps.45.1 million. Total profit from operations (considering joint ventures, inter-segment eliminations and eliminations for costs from expenses and collective promotion fund from the shopping malls and offices segments) as a percentage of total revenues increased from 8.7% during fiscal year 2017 to 204.7% during fiscal year 2018.

●
Shopping Malls. Profit from operations from the Shopping Malls segment increased 1,470.6% from a loss of Ps.695.9 million during fiscal year 2017, to a profit of Ps.9,538.5 million during fiscal year 2018. Operating income from the Shopping Malls segment as a percentage of the revenues from such segment went from (10.0%) during fiscal year 2017 to 139.8% during fiscal year 2018.

●
Offices. Profit from operations from the Offices segment increased Ps.3,952.8 million, from Ps.1,469.1 million during fiscal year 2017 to Ps.5,421.9 million during fiscal year 2018. Operating income from the Offices segment, as a percentage of the revenues from such segment, increased from 166.5% during fiscal year 2017 to 626.8% during fiscal year 2018.

●
Sales and Developments. Profit from operations from the Sales and Developments segment increased Ps.1,219.7, from a loss of Ps.79.2 million during fiscal year 2017 to a profit of Ps.1,140.5 million during fiscal year 2018.

●
Others. Profit from operations from the Others segment increased, from Ps.4.8 million during fiscal year 2017 to Ps.49.9 million during fiscal year 2018.

Share of profit of associates and joint ventures

The share of profit of associates and joint ventures increased by Ps.355.1 million, from a profit of Ps.265.7 million during fiscal year 2017 to a profit of Ps.620.9 million during fiscal year 2018. This variation was mainly due to (i) a higher profit of Ps.507.8 million generated by our Offices segment;and (ii) a higher profit of Ps.26.8 million generated by our Others segment;(iii) a loss of Ps.179.5 million from our Shopping Malls segment.

●
Shopping Malls. The share of profit of associates and joint ventures from the Shopping Malls segment decreased by Ps.179.5 million, from a profit of Ps.245.6 million during fiscal year 2017 to a profit of Ps.66.1 million during fiscal year 2018, generated by our interest in Nuevo Puerto Santa Fe.

●
Offices. The share of profit of associates and joint ventures from the Offices segment increased by Ps.507.8 million, from a profit of Ps.105.7 million during fiscal year 2017 to a profit of Ps.613.5 million during fiscal year 2018, generated by our interest in Quality Invest S.A.

●
Others. The share of profit (loss) of associates and joint ventures from the Others segment increased by Ps.26.8 million, from a loss of Ps.85.6 million during fiscal year 2017 to a loss of Ps.58.8 million during fiscal year 2018, mainly generated by a higher profit from our investment in La Rural.

Financial results, net

Financial results, net decreased 492.9%, from a loss of Ps.1,072.3 million during fiscal year 2017 to a loss of Ps.6,357.0 million during fiscal year 2018.

●
The financial result variations was mainly due to the impact of the devaluation in the net exchange rate, which decrease 868.1%, from a net profit of Ps.757.8 million during fiscal year 2017 to a net loss of Ps.5,821.2 million during fiscal year 2018. This was because during fiscal year 2017 the real rate was negative (10.5% nominal devaluation rate vs 18.7% inflation rate), while during the fiscal year 2018, the real rate was higher than the inflation rate (18.7% vs 10.6% respectively).

●
The purchasing power of local currency decrease 356%, from a loss of Ps.172.1 million during fiscal year 2017 to a loss of Ps.784.6 million during fiscal year 2018, due to the increase in the inflation rate (18.7% during fiscal year 2017 vs 10.6% during fiscal year 2018).

●
There was an increase in the value of financial derivatives and assets valued at fair value, from a loss of Ps.292.9 million during fiscal year 2017 to a profit of Ps.1,596.6 million during fiscal year 2018. This was due to the increase in the exchange rate, because those assets are valued in U.S. dollar.

Income tax

Income tax increased Ps.4,161.5, from Ps.410.5 million loss during fiscal year 2017 to a loss of Ps.4,571.9 million during fiscal year 2018, mainly as a result of variation of the profit before income tax during 2018.

In determining the income tax charge, we apply the deferred tax method, recognizing the temporary differences between the book value, the valuation of assets and liabilities for tax purposes and the application of tax loss carryforwards. For this reason, the amount shown as income tax reflects not only the amount payable but also the recognition of the tax on the taxable income as booked.

Total profit for the year

As a result of the factors described above, income for the fiscal year 2018 increased, from a loss of Ps.413.0 million during fiscal year 2017 to a profit of Ps.14,237.4 million. Income attributable to our parent company's shareholders increased, from a loss of Ps.365.8 million during fiscal year 2017 to a profit of Ps.13,730.6 million during fiscal year 2018. Income attributable to non-controlling interest increased, from a loss of Ps.47.2 million during fiscal year 2017 to a profit of Ps.506.8 million during fiscal year 2018.

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

Our principal cash requirements or uses (other than in connection with our operating activities) have historically been:

●
acquisition of investment properties;

●
development of new shopping malls;

●
improvement of existing investment properties;

●
development of properties for sale;

●
working capital needs;

●
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

Cash flow information

	Fiscal years ended June 30,
	2019	2018	2017
	(in millions of Ps.)
Net cash flow generated by operating activities	3,909.8	4,915.6	5,849.5
Net cash flow used in investing activities	(3,468.9)	(6,805.6)	(158.8)
Net cash flow (used in) generated by financing activities	(1,841.1)	3,469.9	(2,151.5)
Net (decrease) increase in cash and cash equivalents	(1,400.2)	1,579.9	3,539.2

Fiscal year 2019

As of June 30, 2019, we had cash and cash equivalents of Ps.4,199.0 million, a decrease of Ps.1,400.2 million compared to June 30, 2018. The decrease was primarily due to cash outflows for the repayment of loans for a total of Ps.2,075.9 million, the acquisition of investment properties for a total of Ps.1,753.4 million and the advance payments to suppliers for a total of Ps.2,835.0 million.

Fiscal year 2018

As of June 30, 2018, we had cash and cash equivalents of Ps.5,667.7 million, an increase of Ps.1,579.9 million compared to June 30, 2017. The increase was primarily due to cash inflows of Ps.4,915.6 million related to net cash generated by operating activities and the issuance of non-convertible notes for Ps.4,609.7 million, partially offset by cash outflows from the acquisition of investment properties for Ps.2,151.5 million and the purchase of financial assets, net of Ps.4,931.7 million.

Fiscal year 2017

As of June 30, 2017, we had cash and cash equivalents of Ps.3,640.7 million, an increase of Ps.3,563.3 million compared to the year ended June 30, 2016. The increase was primarily due to cash inflows of Ps.5,873.6 million related to net cash generated by operating activities and the sale of financial assets of Ps.1,708.6 million, partially offset by cash outflows from the acquisition of investment properties of Ps.1,465.3 million, the payment of financial interest of Ps.1,220.0 million and the redemption of Ps.883.8 million of bonds outstanding.

Operating activities

Fiscal year 2019

Our operating activities for the fiscal year ended June 30, 2019 generated net cash inflows of Ps.3,909.8 million, mainly due to: (i) an operating loss of Ps.18,137.7 million; (ii) a profit of Ps.4,294,7 in income tax expense; (iii) a loss of Ps.25,863.1 million in the fair value of investment properties, partially mitigated by (iv) net financial results of Ps.565.0.million.

Fiscal year 2018

Our operating activities for the fiscal year ended June 30, 2018 generated net cash inflows of Ps.4,915.6 million, mainly due to: (i) an operating income of Ps.14,237.4 million; (ii) a profit of Ps.4,571,9 million in income tax expense; (iii) net financial results of Ps.6,068.2 million; (iv) a profit of Ps.9,493.1 million in the fair value of investment activities and (v) a profit of Ps.620.9 million in our associates and joint ventures.

Fiscal year 2017

Our operating activities generated net cash inflows of Ps.5,873.6 million, mainly due: (i) an operating loss of Ps.413.0 million; (ii) an income of Ps.410.5 million in income tax expense; partially mitigated by (iii) net financial results of Ps.1,250.3 million and (iv) a loss of Ps.5,854.4 million in the fair value of investment properties.

Investment activities

Fiscal year 2019

Cash used by investing activities was Ps.3,468.9 million for the fiscal year ended June 30, 2019 primarily due to: (i) advances to suppliers of Ps.2,835.0 million (ii) acquisition of investment properties of Ps.1,753.4 million; partially mitigated by (iii) a decrease in net financial assets of Ps.942.4 million

Fiscal year 2018

Cash used by investing activities was Ps.6,805.6 million for the fiscal year ended June 30, 2018 primarily due to: (i) the purchase of net financial assets of Ps.4,931.7; (ii) acquisition of investment properties in the amount of Ps.2,151.9 million;and (iii) advances to suppliers related to the Catalinas project for Ps.166.6 million.

Fiscal year 2017

Cash used by investing activities was Ps.158.8 million for the fiscal year ended June 30, 2017 primarily due to: (i) acquisition of investment properties in the amount of Ps.1,465.3 million; (ii) advances to suppliers related to the Catalinas project for Ps.346.0 million; offset by (iii) a decrease in net financial assets of Ps.1,708.6 million.

Financing activities

Fiscal year 2019

Cash used in financing activities was Ps.1,841.1 million for the fiscal year ended on June 30, 2019, primarily due to: (i) the cancel of loans for Ps.2,705.9 million; (ii) interest expenses for Ps.2,024.6 million; (iii) payments of financial derivatives of Ps.680.2 million; partially offset by (iv) borrowings for Ps.2,331.6 million and (v) settlements of financial derivatives of Ps.1,101.5 million.

Fiscal year 2018

Cash used in financing activities was Ps.3,469.9 million for the fiscal year ended on June 30, 2018, primarily due to: (i) the issuance of notes for Ps.4,609.7 million and (ii) borrowings for Ps.1,242.5 million, offset by (iii) interest expense for Ps.1,312.1 million and (iv) dividends payment of Ps.1,283.5 million.

 Fiscal year 2017

Cash used in financing activities was Ps.2,151.5 million for the fiscal year ended on June 30, 2017, mainly due to: (i) interest expense of Ps.1,220.0 million; (ii) repayment of outstanding notes of Ps.883.8 million; (iii) dividend payments of Ps.262.1 million; partially offset by (iv) borrowings of Ps.447.4 million.

Capital expenditures

Fiscal year 2019

During the fiscal year ended June 30, 2019, we incurred capital expenditures of Ps. 4,651.0 million, of which: (i) Ps. 1,753.4 million was used in the acquisition of investment properties, mainly, in the offices segment; and (ii) Ps. 62.6 million was related to the acquisition of property, plant and equipment; and (iii) Ps. 2,835.0 million was related to advanced payments mainly by the acquisition of new units on the Catalinas building.

Fiscal year 2018

During the fiscal year ended June 30, 2018, we incurred capital expenditures of Ps. 2,354.8 million, of which: (i) Ps. 2,151.5 million was used in the acquisition of investment properties, mainly, in the Offices segment; and (ii) Ps. 36.7 million was related to the acquisition of property, plant and equipment; and (iii) Ps. 166.6 million was related to advanced payments.

Fiscal Year 2017

During the fiscal year ended June 30, 2017, we incurred capital expenditures of Ps.1,862.8 million, of which: (i) Ps.1,465.3 million was used in the acquisition of investment properties; (ii) Ps.51.5 million was incurred for the acquisition of property, plant and equipment; and (iii) Ps.346.0 million was related to advanced payments.

Indebtedness

Our total consolidated debt outstanding as of June 30, 2019, was Ps. 23,531 million, 98.5% of which was denominated in U.S. dollars and the remaining 1.5% was denominated in Pesos. The following table presents a breakdown of our indebtedness as of June 30, 2019 with a breakdown of its main components:

	As of June 30, 2019
	Currency of indebtedness	Less than a year	From 1 to 2 years	From 2 to 3 years	From 3 to 4 years	More than 4 years	Total	% (10)
		(in thousands of Pesos)
Financial and Bank Loans:
Notes Series II due 2023(1)	US$	360,405	—	—	15,134,374	—	15,494,779	8.75
Notes Series IV due 2020(2)	US$	14,658	5,875,091	—	—	—	5,889,749	5.00
Bank overdrafts(3)	Ps.	220,167	—	—	—	—	220,167	Mixed rate
Finance leases(4)	Ps. / US$	10,660	3,677	867	—	—	15,204	Mixed rate
Bank loan(5)	US$	459,379	457,294	457,294	342,811	—	1,716,778	(5)
AABE Debt(6)	Ps.	128,513	—	—	—	—	128,513	Libor
Total financial and bank loans		1,193,625	6,336,221	458,159	342,812	15,134,373	23,465,190
Related parties(7)	Ps.	—	—	—	—	—	—	Badlar
Non controlling shareholders loans (8)	US$	65,833	—	—	—	—	65,833	8.5%
Total debt		1,259,458	6,336,221	458,159	342,812	15,134,373	23,531,023

Cash and cash equivalents and current investments in financial assets							(10,271,726)

(1) On March 23, 2016, we issued non-convertible notes Series II due in March 23, 2023. Interest will be paid on a half-yearly basis and principal will be repaid at maturity.
(2) On September 12, 2017, we issued non-convertible notes Series IV due in September 14, 2020. Interest will be paid on a quarterly basis and principal will be repaid at maturity.
(3) Granted by multiple financial institutions. Overdrafts accrue interest at rates ranging from 39.25% to 120.00% annually, and are due within a maximum term of three months from each year end.
(4) Accrue interest at rates ranging from 3.2% to 34.8% annually.
(5) On February 16, 2018, Panamerican Mall S.A. subscribed a loan with Citi Bank for US$ 35 million and shall accrue interest at a LIBOR rate plus 1.9% spread. Principal will be repaid on February 16, 2023.
The company trades securities-guaranteed in the stock market, which are short-term operations (3 to 7 days) at rates ranging from 34.00% to 55.90%
(6) Debt assumed pursuant to the joint venture agreement entered into in 2002 between Boulevard Norte S.A. and Sociedad Rural Argentina, for the payment of an outstanding balance for the purchase of Predio Ferial Palermo, which debt accrues interest at Libor.
(7) Includes credit lines with Nuevo Puerto Santa Fé, which accrue interest at Badlar rate, due in May 2019.
(8) Includes credit lines with non controlling shareholders which accrue interest fixed rate.
(9) For more information regarding net debt. See “Item 3. Key Information—Selected consolidated financial data”.
(10) Average weighted rates.

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

To incur additional indebtedness, we must meet the Consolidated Interest Coverage Ratio on additional indebtedness, which should be greater than 2.00. The Consolidated Interest Coverage Ratio is defined as Consolidated EBITDA divided by consolidated net interest expense. Consolidated EBITDA is defined as operating income plus depreciation and amortization and other consolidated non-cash charges.

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

IRSA CP’s series IV 5.00% notes due 2020

On September 12, 2017, we issued the Series IV Notes in the local market in a principal amount of US$140,000,000, at a fixed rate of 5.00%, which matures on September 14, 2020.

Panamerican Mall bank loan

On February 16, 2018, our subsidiary Panamerican Mall subscribed a loan with Citibank for US$35 million at LIBOR + 1,9%. As a result of a swap transaction the interest rate was fixed at an all in cost of 6.04%. The loan matures on February 16, 2023. Loan proceeds were used mainly for completion phase I of the scheduled construction work for the Polo Dot office building.

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

D. Trend Information

International Macroeconomic Outlook

As reported in the IMF’s “World Economic Outlook,” for 2019, global growth is expected to reach 2.7% in 2019 and 2.9% in 2020. In 2019 growth in advanced economies is expected to remain above trend at about 2.7%, before reaching 3.1% in 2020. The growth projected at in the United States is at 2.3% for 2019 and 1.9% for 2020, and in the European economic area is projected at 1.3% in 2019 and 1.5% in 2020. Average growth in Latin America is projected to increase modestly from 1.0% in 2018 to 1.4% in 2019, and further to 2.4% in 2020.

Emerging market and developing economies: In China, necessary domestic regulatory tightening to rein in debt, constrain shadow financial intermediation, and place growth on a sustainable footing contributed to slower domestic investment, particularly in infrastructure. Spending on durable consumption goods also softened, with automobile sales declining in 2018 following the expiration of incentive programs for car purchases. These developments contributed to slower momentum over the year, with further pressure from diminishing export orders as US tariff actions began to take hold in the second half of the year. As a result, China’s growth declined from 6.8% in the first half of 2018 to 6.0% in the second half of the year. The resulting weakening in import demand appeared to have impacts on trading partner exports in Asia and Europe. Elsewhere across emerging market economies, activity moderated as worsening global financial market sentiment in the second half of 2018 compounded country-specific factors. Necessary policy tightening to reduce financial and macroeconomic imbalances took effect in Argentina and Turkey; sentiment weakened and sovereign spreads rose in Mexico, following the incoming administration’s cancellation of a planned airport for the capital and backtracking on energy and education reforms; and geopolitical tensions contributed to weaker activity in the Middle East.

Global energy prices declined by 17% between the reference periods for the October 2018 and current World Economic Outlook as oil prices decreased from a four-year peak of US$81.00 a barrel in October to US$61.00 in February. While supply influences dominated initially—notably a temporary waiver from US sanctions on Iranian oil exports to certain countries and record-high US crude oil production—weakening global growth added downward pressure on prices toward the end of 2018. Since the beginning of this year, oil prices have recovered somewhat thanks to production cuts by oil-exporting countries. Prices of base metals have increased by 7.6% since August as a result of supply disruption in some metal markets more than offsetting subdued global demand.

The IMF’s Primary Commodity Price Index declined by 6.9% between August 2018 and February 2019, the reference periods for the October 2018 and current WEO, respectively. Amid high volatility, energy prices drove that decline, falling by 17.0%, while base metal prices increased as trade tensions and weaker economic activity in China were more than offset by supply disruptions.

Argentine macroeconomic context

On September, 2019, the Central Bank of Argentina published that the average monthly balance of deposits in Pesos of the private sector remained almost unchanged from the previous month in nominal terms.

Shopping malls sales reached a total Ps.9,907.2 million in June 2019, which represents a 44.7% increase as compared to fiscal 2018. Accumulated sales for the first six months of the year totaled Ps.33,381.7 million, representing a 28.0% increase in nominal terms as compared to the same period last year.

The INDEC reported that, for the six months ended June 30, 2019, industrial activity in Argentina contracted by 6.9% compared to the same period in 2018. The textile industry accumulated a 14.2% contraction during the first six months of 2019 as compared to the same period last year. Moreover, the monthly estimation of economic activity (“EMAE”) as of June 30, 2019, showed no variation compared 2018.

Regarding the balance of payments, in the second quarter of 2019 the current account deficit reached US$2,561 million, with US$5,305 million allocated to the goods and services trade balance, and US$2,666 million to the net primary income, and a surplus of US$79 million to net secondary income.

During the second quarter of 2019, the financial account showed net income of US$3,339 million, explained by the net acquisition of financial assets for US $ 4,909 million, and net issuance of liabilities of US $ 8,248 million. The sectors that have covered most of the net financing needs have been the Government for US $ 5,401 million and the Central Bank for US $ 1,773 million. The international reserves decreased by US$1,773 million during the second quarter of 2019.

Total gross external debt stock at the end of March 2019 is estimated at US$275,828 million, with a decrease of US$ 2,104 million, (0.8)% compared to the prior quarter, 62% of the debt corresponds to the Government; 9% to the Argentine Central Bank; 26% to non-financial private sector, 2% to deposit-taking companies and 2% to other financial companies.

In local financial markets, the Private Badlar rate in Pesos ranged from 33.00% to 47.50% in the period from July 2018 to June 2019, averaging 50.90% in June 2019 compared to 30.57% in June 2018. As of June 30, 2019, the seller exchange rate quoted by Banco de la Nación Argentina was Ps.42.4630 pesos per US$1.00. As of June 30, 2019, Argentina’s country risk increased by 419 basis points in year-on-year terms. The debt premium paid by Argentina was 835 basis points in June 2019, compared to 239 basis points paid by Brazil and 202 basis points paid by Mexico.

As of September 17, 2019, the Private Badlar rate in Pesos peaked at 60.19%. As of September 17, 2019, the seller exchange rate quoted by Banco de la Nación Argentina was of Ps.56.50 pesos per US$1.00. As of September 17, 2019, Argentina’s country risk increased by 1,503 basis points in year-on-year terms. The debt premium paid by Argentina was at 2,152 basis points as of September 17, 2019, compared to 227 basis points paid by Brazil and 207 basis points paid by Mexico as of that same date.

Likewise, in the national and international framework described above, the Company periodically analyzes alternatives to appreciate its shares value. In that sense, the Board of Directors of the Company will continue in the evaluation of financial, economic and / or corporate tools that allow the Company to improve its position in the market in which it operates and have the necessary liquidity to meet its obligations. Within the framework of this analysis, the indicated tools may be linked to corporate reorganization processes (merger, spin-off or a combination of both), disposal of assets in public and / or private form that may include real estate as well as negotiable securities owned by the Company, incorporation of shareholders through capital increases through the public offering of shares to attract new capital, repurchase of shares and instruments similar to those described that are useful to the proposed objectives.

Evolution of Shopping Malls in Argentina

In August 2019, the Consumer Confidence Index (CCI) showed a 5.2% decline compared to July 2019, and a 15.5% increase compared to August 2018. Shopping mall sales in June 2019 reached Ps.9,907.2 million, which represented a 44.7% increase compared to June 2018. Accumulated sales for the first six months of 2019 totaled Ps.43,269.4 million, a 29.6% percent increase compared to the same period in 2018.

Evolution of Office Properties in Argentina

According to Colliers International, as of June 30, 2019, the A+ and A office inventory increased compared to 2018 to 2,029,247 sqm. The vacancy rate was steady at approximately 8.99% during the second quarter of 2019. These values indicate that the market is healthy in terms of its operations, allowing an optimum level of supply with robust values.

Compared to the previous quarter, prices for premium offices remained in the order of US$24.30 per square meter, consistent with the US$24.70 per square meter recorded in the comparable quarter in the prior year. There was an increase in rental prices for A+ properties of US$0.33 per square meter, from US$26.00 per square meter to US$26.33 per square meter for the second quarter of 2019. In this context, Catalinas presents as the zone with higher prices per square meter, reaching an average of US$40.00 per square meter. Likewise, the industry reported a 3.73% increase in rental prices for A properties compared to the first quarter of 2019, reaching an average of US$22.34 per square meter, with northern Buenos Aires reflects the highest prices that average US$34.00 per square meter.

E. Off-Balance Sheet Arrangements

As of June 30, 2019, we did not have any off-balance sheet transactions, arrangements or obligations with unconsolidated entities or others that are reasonably likely to have a material effect on our financial condition, results of operations or liquidity.

F. Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of June 30, 2019. When the applicable interest rate is variable, the amount disclosed has been determined by reference to the existing conditions at the reporting date.

	Payments due by period
	Less than 1 year	Between 1 and 2 years	Between 2 and 3 years	Between 3 and 4 years	More than 4 years	Total(1)
	(in thousands of Ps.)
Borrowings (excluding finance lease liabilities)	2,263,180	8,029,743	1,794,879	16,752,238	128,513	28,968,553
Finance leases	11,040	3,872	865	-	-	15,777
Operating leases	32,619	15,490	19,120	19,997	62,814	150,040
Derivative financial instruments	13,152	8,391	4,427	986	-	26,956
Total	2,319,991	8,057,496	1,819,291	16,901,734	62,814	29,161,326

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

  As of the date of this annual report, our board of directors is comprised of nine directors and seven alternate directors. The table below contains certain information relating to our directors and alternate directors:

Name	Date of birth	Office held	Date of appointment to office	Term in office expires in(1)	Officeheld since
Eduardo Sergio Elsztain	01/26/1960	Chairman	2017	2020	1994
Saúl Zang	12/30/1945	First Vice-Chairman	2019	2022	2003
Alejandro Gustavo Elsztain	03/31/1966	Executive Vice-Chairman and Chief Executive Officer	2018	2021	2003
Daniel Ricardo Elsztain	12/22/1972	Regular Director and Chief Operating Officer	2017	2020	2004
Fernando Adrián Elsztain	01/04/1961	Regular Director	2018	2021	1998
Leonardo Fabricio Fernández(1)	06/30/1967	Regular Director	2018	2021	2007
Isela Angélica Costantini(1)	12/08/1971	Regular Director	2019	2022	2017
Marcos Oscar Barylka(1)	06/29/1945	Regular Director	2017	2020	2016
Javier Kizlansky(1)	08/20/1967	Regular Director	2019	2022	2019
Gastón Armando Lernoud	06/04/1968	Alternate Director	2017	2020	2010
Juan Manuel Quintana	02/11/1966	Alternate Director	2017	2020	2003
Pablo Daniel Vergara del Carril	10/03/1965	Alternate Director	2019	2022	2006
Salvador Dar’o Bergel	04/17/1932	Alternate Director	2018	2021	2006
Mauricio El’as Wior	10/23/1956	Alternate Director	2018	2021	2006
Gabriel Adolfo Gregorio Reznik	11/18/1958	Alternate Director	2019	2022	2004
Enrique Antonini(1)	03/16/1950	Alternate Director	2019	2022	2007

(1) Independent directors, pursuant to Rule 10A-3(b)(1) of the Exchange Act.

The following is a brief biographical description of each member of our board of directors:

Eduardo Sergio Elsztain. Mr. Elsztain has been engaged in the real estate business for more than 25 years and has served as chairman of our board of directors since 1994. He is chairman of the board of directors of IRSA, Cresud, IDB Development Corporation Ltd., Discount Investment Corporation Ltd., Banco Hipotecario S.A., BrasilAgro Companhia Brasileira de Propriedades Agr’colas Ltda., Austral Gold Ltd. and Consultores Assets Management S.A., , among others. Mr. Elsztain chairs Fundación IRSA, is also a member of the World Economic Forum, the Council of the Americas, the Group of 50 and Argentina’s Business Association (AEA), among others. He is co-Founder of Endeavor Argentina and Vice-President of the World Jewish Congress. He is Fernando Adrián Elsztain’s cousin and Alejandro Gustavo Elsztain and Daniel Ricardo Elsztain’s brother.

Saúl Zang. Mr. Zang obtained a law degree from the Universidad de Buenos Aires. He is a member of the International Bar Association and of the Interamerican Federation of Lawyers. He was a founding partner of Zang, Bergel & Viñes Law Firm. Mr. Zang is vice-chairman of Cresud, IRSA, Consultores Assets Management S.A. and other companies such as Fibesa S.A. and chairman of the board of directors of Puerto Retiro S.A. He is also member of the board of directors of IDB Development Corporation Ltd., Discount Investment Corporation Ltd., Banco Hipotecario S.A., BrasilAgro Companhia Brasileira de Propiedades Agr’colas Ltda., BACS Banco de Crédito y Securitización S.A., Nuevas Fronteras S.A. and Palermo Invest S.A., among other companies.

Alejandro Gustavo Elsztain. Mr. Elsztain graduated as an Agricultural Engineer from the University of Buenos Aires. He then completed the Advanced Management Program at Harvard Business School in June 1999. He is currently serving as CEO and Executive Vice President of IRSA CP II, CEO of CRESUD and II Vice President of IRSA. He is also director of BrasilAgro, a Brazilian agricultural company. He also serves as director of IDBD, President of Gav Yam and Mehadrin, and Vice President of PBC (Companies dedicated to the Real Estate and Fruit business in Israel). Mr. Alejandro Gustavo Elsztain is the brother of our chairman, Eduardo Sergio Elsztain and of Daniel Ricardo Elsztain. He is also Fernando Adrián Elsztain’s cousin.

Daniel Ricardo Elsztain. Mr. Elsztain obtained a degree in economic sciences from Universidad Torcuato Di Tella and has a master’s degree in business administration in Universidad Austral IAE. He is the Chief Operating Officer of the Company since 2011. Previously, he was the Chief Commercial and Marketing Officer and has been in charge of the real estate investment in New York between 2008 and 2011. He is also Chairman of EHSA, Entretenimiento Universal S.A., Boulevard Norte S.A. and Odgen Argentina S.A. as well as director of IRSA, among other companies. Mr. Elsztain is Mr. Eduardo Sergio Elsztain’s and Mr. Alejandro Gustavo Elsztain’s brother and Fernando Adrián Elsztain’s cousin.

Fernando Adrián Elsztain. Mr. Elsztain earned an architecture degree from the Universidad de Buenos Aires. He has been engaged in the real estate business as a consultant and as managing officer of a real estate agency. He is chairman of the boards of directors of Palermo Invest S.A. and Nuevas Fronteras S.A. He is also a member of the boards of directors of IRSA, Hoteles Argentinos S.A., Llao Llao Resorts S.A., and alternate director of Puerto Retiro S.A. He is the cousin of Eduardo Sergio Elsztain, Alejandro Gustavo Elsztain and Daniel Ricardo Elsztain.

Leonardo Fabricio Fernández. Mr. Fernández obtained a law degree from the Universidad de Buenos Aires. He serves as an alternate director on the boards of directors of Disco S.A. and Transportadora de Gas del Norte S.A.

Gastón Armando Lernoud. Mr. Lernoud obtained a law degree from Universidad del Salvador in 1992. He holds a master’s degree in corporate law from Universidad de Palermo. He was an associate at Zang, Bergel & Viñes Law Firm until June 2002, when he joined us as legal counsel.

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

Javier Kizlansky. Mr. Kizlansky has an architecture degree from Universidad de Buenos Aires. He has performed professional activities at commercial and marketing areas in IRSA between 1993 and 1997. In 1996, he completed a specialization program focus on Investor Relations in Ludgate Communications, New York. He is managing partner of Latincrops S.R.L, director of Doña Felisa S.A and Kifagro S.R.L., where he develops his expertise in agribusiness and real estate, local and internationally. He is also vice chairman of Hillel Foundation Argentina, an entity focus on in the development of young university students of the Jewish community.

Isela Angélica Costantini. Mrs. Costantini obtained a Social Communication degree from Universidad Pontificia Universidad Católica de Paraná (Curitiba, Brasil) and has a master administration degree in International Business and Marketing. Moreover, she is director of Grupo ST and board member of Hawksbill Consulting, CIPPEC and Banco de Alimentos de Buenos Aires.

Juan Manuel Quintana. Mr. Quintana obtained a law degree from the Universidad de Buenos Aires. He is a partner at Zang, Bergel & Viñes Law Firm. In addition, he serves as alternate director of Nuevas Fronteras S.A. and liquidator in Emprendimiento Recoleta S.A., among other companies.

Pablo Daniel Vergara del Carril. Mr. Vergara del Carril obtained a law degree from Universidad Católica de Buenos Aires where he teaches commercial law and contract law. He also lectures on corporate law, the law of contracts and capital markets for post-graduate programs. He is a member of the Legal Advisory Committee of Cámara de Sociedades Anónimas as well as vice-president of the Antitrust Law Committee of the Buenos Aires Bar Association (Colegio de Abogados de la Ciudad de Buenos Aires). He is a partner at Zang, Bergel & Viñes Law Firm and a member of the boards of directors of Nuevas Fronteras S.A. and Banco Hipotecario S.A.

Salvador Dario Bergel. Mr. Bergel obtained a law degree and a doctorate at Universidad del Litoral. He is professor emeritus at Universidad de Buenos Aires and was a founding partner of Zang, Bergel & Viñes Law Firm. He also serves as an alternate director of Cresud.

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

Enrique Antonini. Mr. Antonini holds a law degree from the Universidad de Buenos Aires. He is currently a member of the boards of directors of Banco Mariva S.A. (since 1992) and since 2017 alternate director of Mariva Bursátil S.A. He has served as a member of the board of directors of IRSA from 1993 to 2002 and is currently one of its alternate directors as well as Cresud alternate director. He is a member of the Banking Lawyers Committee (Comité de Abogados Bancarios) of the Bank Association and the International Bar Association.

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

The following is a brief biographical description of each of our senior management team:

Alejandro Gustavo Elsztain. See “—Board of Directors.”

Daniel Ricardo Elsztain. See “—Board of Directors.”

Matías Iván Gaivironsky. Mr. Matías Gaivironsky obtained a degree in business administration from the Universidad of Buenos Aires. He has a master’s degree in finance from Universidad del CEMA. Since 1997 he has served in different positions at Cresud, IRSA and with us, and was appointed Chief Financial Officer in December 2011 and in early 2016 he was appointed as Chief Financial and Administrative Officer. Previously, Mr. Gaivironsky acted as Chief Financial Officer of Tarshop S.A. until 2008. He is also director at Condor Hospitality REIT.

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

Arnaldo Jawerbaum. Mr. Jawerbaum graduated as architect from Universidad de Belgrano. With a career of more than 20 years in the Company, he has served as Marketing Manager from 1997 to 2002, Marketing Manager in Fibesa S.A. from 2003 to 2017 and currently he was appointed as Chief Investment Officer.

Supervisory committee

Our Supervisory Committee (Comisión Fiscalizadora) is responsible for reviewing and supervising our administration and operational activities. In addition, it verifies compliance with our bylaws and implementation of the resolutions adopted at shareholders’ meetings. The members of our Supervisory Committee are appointed for a one year term at the annual meeting of our shareholders. Our Supervisory Committee is composed of three members and three alternate members.

The following table sets forth information about the members of our Supervisory Committee who were elected at the Annual General Ordinary Shareholders’ Meeting held on October 31, 2019. Appointments will expire at the next annual shareholders’ meeting which is expected to be held on or about October 31, 2020.

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

Set forth below is a brief biographical description of each member of our Supervisory Committee:

José Daniel Abelovich. Mr. Abelovich obtained a degree in accounting from the Universidad de Buenos Aires. He is a founding member and partner of Abelovich, Polano & Asociados S.R.L., a member firm of Nexia International. Formerly, he was manager of Harteneck, López y C’a/Coopers & Lybrand and has served as a senior advisor in Argentina for the United Nations and the World Bank. He is a member, among others, of the supervisory committees of Cresud, IRSA, Hoteles Argentinos S.A., Inversora Bol’var S.A. and Banco Hipotecario S.A.

Marcelo Héctor Fuxman. Mr. Fuxman obtained a degree in accounting from the Universidad de Buenos Aires. He is a partner of Abelovich, Polano & Asociados S.R.L., a member firm of Nexia International. He is also a member, among others, of the supervisory committees of Cresud, IRSA, Inversora Bol’var S.A. and Banco Hipotecario S.A.

Noemí Ivonne Cohn. Mrs. Cohn obtained a degree in accounting from the Universidad de Buenos Aires. She is a partner at Abelovich, Polano & Asociados S.R.L., a member firm of Nexia International, where she works in the auditor’s department. Mrs. Cohn worked in the audit area of Harteneck, Lopez y C’a., Coopers & Lybrand in Argentina and Los Angeles, California. Mrs. Cohn is a member, among others, of the supervisory committees of Cresud and IRSA.

Gastón Gabriel Lizitza. Mr. Lizitza obtained a degree in accounting from Universidad de Buenos Aires. He is manager of Abelovich, Polano & Asociados S.R.L., a member firm of Nexia International. He is also member of BACSAA, Cresud, Futuros y Opciones.com S.A. and IRSA.

Roberto Daniel Murmis. Mr. Murmis holds a degree in accounting from the Universidad de Buenos Aires. He is a partner at Abelovich, Polano & Asociados S.R.L., a member firm of Nexia International. He formerly served as an advisor to the Secretariat of Public Revenue (Secretar’a de Ingresos Públicos) of the Argentine Ministry of Economy. Mr. Murmis also is a member of the supervisory committees of Cresud, IRSA, Futuros y Opciones S.A. and Llao Llao Resorts S.A., among other companies.

Alicia Graciela Rigueira. Mrs. Rigueira holds a degree in accounting from the Universidad de Buenos Aires. Since 1998, she has been a manager at Abelovich, Polano & Asociados S.R.L., a member firm of Nexia International. From 1974 to 1998, Mrs. Rigueira served in different positions at Harteneck, Lopez y C’a., an affiliate of Coopers & Lybrand. Mrs. Rigueira lectured at the School of Economic Sciences of the Universidad de Lomas de Zamora.

Audit committee

In accordance with the Capital Markets Law No. 26,831 and the CNV Rules, our board of directors established an audit committee. The primary function of our Audit Committee is to assist our board of directors in performing its duty enforcing accounting policies and in preparing financial information, manage business risk and internal controls, conduct and ethical soundness of our business, and assessing the independence and capability of our independent auditors and the performing of the internal audit function. In addition, the Audit Committee may, be called upon to advise on whether related parties transactions are entered into on market terms. Our Audit Committee must meet at least with the same frequency required of our board of directors.

The Capital Markets Law No. 26,831 and CNV Rules require that reporting companies have an Audit Committee comprised of three members of the board of directors, the majority of which must be independent.

On October 31, 2019, our board of directors appointed Javier Kizlansky, Isela Angélica Costantini and Marcos Barylka, all of whom are independent board members for purposes of U.S. Securities Law requirements, as members of our Audit Committee. Isela Angélica Costantini is the financial expert in accordance with the relevant SEC rules. We have a fully independent Audit Committee as per the standard provided in Rule 10(A)-3(b)(1) of the general rules and regulations promulgated under the U.S. Securities Exchange Act.

B. Compensation

Members of the Board of Directors and Executive Committee

Argentine Companies Law No. 19,550 establishes that if compensation of the members of the board of directors must either be set forth in an entity’s bylaws or approved at the annual shareholders’ meeting. If no dividends are paid in a fiscal year, total compensation of all members of the members of the board of directors, cannot exceed 5% of profit for the fiscal year. When dividends are distributed, compensation may be increased proportionally up to a maximum of 25% of profit for the fiscal year. Reductions in dividend distributions resulting from compensation to the board of directors and the Supervisory Committee may not be taken into account when making such calculation.

When one or more directors perform special assignments or carry out technical or administrative activities, and there are no earnings to distribute, or they are reduced, the shareholders’ meeting may approve compensation in excess of the above-mentioned limits.

Capital Markets Law No. 26,831 states that public companies may compensate directors and senior management that perform special assignments with equity stock options, according to the rules and proceedings established by the CNV. In these cases, the shareholders’ meeting must determine the price of such stock options and the value assigned to them. Unless otherwise prohibited by the bylaws, an entity may also purchase civil liability insurance for its directors and officers, with respect to risks inherent to the performance of their duties.

CNV Rules, establish the procedure to determine compensation in line with the foregoing. These rules also state that if there is no profit in a fiscal year if a director performs special commissions and there is a need to exceed the limits set by the rules, said action must be included as a special item on the agenda of the ordinary shareholders’ meeting.

Once compensation of our directors for each fiscal year is determined, they are considered at the shareholders’ meeting. We do not enter into employment agreements with our directors nor do we provide stock option plans or any other compensation for our board members other than as described above.

At our annual ordinary shareholders’ meeting held on October 30, 2018, the shareholders resolved to pay aggregate compensation of Ps.263,238,220 to the members of the board of directors for all services rendered during the fiscal year ended June 30, 2019.

Supervisory Committee

The shareholders’ meeting held on October 30, 2019, approved payment of an aggregate compensation of Ps.1,260,000 to the members of the Supervisory Committee for services rendered during the fiscal year ended June 30, 2019.

Senior management

Our senior managers are paid a fixed amount that is determined on the basis of their experience, competencies and background. Senior management is also paid an annual bonus that varies depending on the performance of each individual and on the results of our operations. For the year ended June 30, 2019, our senior management team, including members of our board of directors, were paid an aggregate compensation of Ps.51,443,404.

Audit committee

The members of our Audit Committee do not receive compensation other than fees for their services as members of the board of directors.

Defined contribution plan

We have a defined contribution plan covering the members of our management team. The Plan became effective on January 1, 2006. Employees may begin participation voluntarily on monthly enrollment dates. Participants may make pre-tax contributions to the Plan of up to 2.5% of their monthly salary, or the “Base Contributions”, and pretax contributions of up to 15% of their annual bonuses, or “Extraordinary Contributions”. Under the Plan, we match employee contributions to the plan at a rate of 200% for Base Contributions and 300% for Extraordinary Contributions. Contribution expense was Ps.22.5 million, Ps.17.1 million and Ps.18.0 million for the fiscal years ended June 30, 2019, 2018 and 2017, respectively. Employee contributions are held in a mutual fund. Contributions we make on behalf of our employees are held temporarily in a company account until the trust is set up. Individual participants may direct the trustee to invest their accounts in authorized investment alternatives. Participants or their assignees, as the case may be, may have access to 100% of our contributions under the following circumstances:

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

On October 30, 2019, the shareholders’ meeting approved the implementation of a new incentive plan for directors, management and employees based on the granting of shares for the long term remuneration of its executives, directors and employees, which accomplish certain requirements in terms of seniority and internal category. In that sense, the shareholders approved a capital increase for up to 1% of the capital stock at the time of the execution of the plan intended. This increase will, consequently, be subscribed and integrated to the extent that the new shares issued to the beneficiaries of the plan are allocated.

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

Audit committee

In accordance with the Capital Markets Law No. 26,831, and the CNV Rules, our board of directors established an audit committee. See “—Board of Directors” and “—Audit Committee” for further details regarding the functions of our Audit Committee.

Compensation Committee

There is no compensation committee.

 D. Employees

As of June 30, 2019 we had 865 employees, of which 403 are subject to collective bargaining agreements. We believe that we have good relations with our employees. We subcontract certain operational functions related to our business to third parties primarily through tender processes for construction of development projects and for the provision of security, maintenance and cleaning services related to our shopping malls and office properties.

The following table shows the number of employees as of the indicated dates:

	Fiscal year ended June 30,
	2019	2018	2017
IRSA Propiedades Comerciales S.A.	755	788	808
Emprendimiento Recoleta S.A.(1)	0	30	29
Fibesa S.A.	18	21	20
Panamerican Mall S.A.	68	66	69
Arcos del Gourmet S.A.	7	7	7
Nuevo Puerto Santa Fe S.A.	17	16	14
Total	865	928	947

(1) End of concession on December 2018.

 E. Share Ownership

The following table sets forth the amount and percentage ownership of our common shares beneficially owned by our directors, members of our senior management and members of our Supervisory Committee, as of June 30, 2019.

Share ownership
Name	Position	Amount	(%)
(in thousands)
Directors
Eduardo Sergio Elsztain(1)	Chairman	103,794	82.37
Saúl Zang	First Vice-Chairman	—	—
Alejandro Gustavo Elsztain	Executive Vice-Chairman / Chief Executive Officer	696	*
Daniel Ricardo Elsztain	Director / Chief Operating Officer	10	*
Fernando Adrián Elsztain	Director	—	—
Leonardo Fabricio Fernández	Director	—	—
Enrique Antonini	Director	—	—

Marcos Oscar Barylka	Director	—	—
Isela Angelica Constantini	Director	—	—
Gastón Armando Lernoud	Alternate Director	2	*
Pablo Daniel Vergara del Carril	Alternate Director	1	*
Salvador Darío Bergel	Alternate Director	—	—
Mauricio El’as Wior	Alternate Director	—	—
Gabriel A.G. Reznik	Alternate Director	—	—
Juan Manuel Quintana	Alternate Director	—	—
Senior Management
Matías Gaivironsky	Chief Financial and Administrative Officer	1	*
Juan José Martinucci	Chief Commercial Officer	—	—
Arnaldo Jawebaum	Compliance Officer	—	—
Supervisory Committee
José Daniel Abelovich	Member	—	—
Marcelo Héctor Fuxman	Member	—	—
Noemi Cohn	Member	—	—
Gastón Gabriel Lizitza	Alternate Member	—	—
Roberto Daniel Murmis	Alternate Member	—	—
Alicia Graciela Rigueira	Alternate Member	—	—

* Less than 1%.

(1) Mr. Eduardo Sergio Elsztain, chairman of our board of directors, beneficially owns, as of June 30, 2019, 182,491,974 common shares of Cresud representing 36.38% of its total share capital. Although Mr. Elsztain does not own a majority of the common shares of Cresud, he is its largest shareholder and exercises substantial influence over Cresud. Cresud, as of June 30, 2019, owned (directly and indirectly) 62.06% of IRSA’s common shares. If Mr. Elsztain were considered to control Cresud due to his significant influence over it, he would be considered to be the beneficial owner of 63.09% of IRSA’s common shares (which includes (i) 356,913,421 common shares owned by Cresud, (ii) 2,188,790 common shares owned by Cresud’s subsidiary, Helmir S.A., and (iii) 5,956,675 common shares owned by Consultores Venture Capital Uruguay S.A, a company controlled by Eduardo Elsztain). IRSA, as of June 30, 2019, owns 82.35% of our common shares, which includes: (i) 102,235,040 common shares directly owned by IRSA; (ii) 1,519,675 common shares owned by E-Commerce, a company fully owned by IRSA; and (iii) 20,733 common shares owned by Tyrus, a company fully owned by IRSA. Additionally, (i) Mr. Elsztain directly owns 19,052 common shares, (ii) Cresud directly owns 1,851,963 common shares, and (iii) Consultores Venture Capital Uruguay S.A. owns 1,717,503 common shares. If Mr. Elsztain were considered the beneficial owner of 63.09% of IRSA, he would be the beneficial owner of 85.2% of our common shares.

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

ITEM 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

Information about Major Shareholders

Share Ownership as of June 30, 2019

The following table sets forth information regarding ownership of our capital stock by each person known to us to own beneficially at least 5% of our common shares, the ANSES and all our directors and officers as a group, as of June 30, 2019:

	Share ownership as of June 30, 2019
	Number of common shares (in thousands)	Percent of total (%)(1)
IRSA(2)	103,775	82.3
Directors and officers excluding Eduardo Sergio Elsztain(3)	709	0.6
ANSES	2,027	1.6
Total	106,511	84.5

(1) Figures may not add up due to rounding.
(2) Mr. Eduardo Sergio Elsztain, chairman of our board of directors, beneficially owns, as of June 30, 2019, 182,491,974 common shares of Cresud representing 36.38% of its total share capital. Although Mr. Elsztain does not own a majority of the common shares of Cresud, he is its largest shareholder and exercises substantial influence over Cresud. Cresud, as of June 30, 2019, owned (directly and indirectly) 62.06% of IRSA’s common shares. If Mr. Elsztain were considered to control Cresud due to his significant influence over it, he would be considered to be the beneficial owner of 63.09% of IRSA’s common shares (which includes (i) 356,913,421 common shares owned by Cresud, (ii) 2,188,790 common shares owned by Cresud’s subsidiary, Helmir S.A., and (iii) 5,956,675 common shares owned by Consultores Venture Capital Uruguay S.A, a company controlled by Eduardo Elsztain). IRSA, as of June 30, 2019, owns 82.35% of our common shares, which includes: (i) 102,235,040 common shares directly owned by IRSA; (ii) 1,519,675 common shares owned by E-Commerce, a company fully owned by IRSA; and (iii) 20,733 common shares owned by Tyrus, a company fully owned by IRSA. Additionally, (i) Mr. Elsztain directly owns 19,052 common shares, (ii) Cresud directly owns 1,851,963 common shares, and (iii) Consultores Venture Capital Uruguay S.A. owns 1,717,503 common shares. If Mr. Elsztain were considered the beneficial owner of 63.09% of IRSA, he would be the beneficial owner of 85.2% of our common shares..
(3) Includes only direct ownership of our directors and senior management, other than Mr. Elsztain. Information as of June 30, 2019.

Through its ownership of our common shares, IRSA currently has voting control over us and the power to direct or influence the direction of our management and policies. IRSA is an Argentine real estate company engaged in a range of real estate activities. IRSA’s common shares are listed and traded on ByMA and on the New York Stock Exchange.

As of June 30, 2019, Cresud owned 62.3% of IRSA’s common shares. Cresud is a leading Argentine producer of basic agricultural products. Cresud’s common shares are listed and traded on ByMA and on NASDAQ.

 Changes in Share Ownership

	Percentage Share Ownership as of June 30,
Shareholder	2019	2018	2017	2016	2015
IRSA (1)	82.3	86.3	94.6	94.6	95.8
Directors and officers	0.6	0.1	0.1	0.1	0.1
ANSES	1.6	1.4	1.4	1.4	1.4

(1) Mr. Eduardo Sergio Elsztain, chairman of our board of directors, beneficially owns, as of June 30, 2019, 182,491,974 common shares of Cresud representing 36.38% of its total share capital. Although Mr. Elsztain does not own a majority of the common shares of Cresud, he is its largest shareholder and exercises substantial influence over Cresud. Cresud, as of June 30, 2019, owned (directly and indirectly) 62.06% of IRSA’s common shares. If Mr. Elsztain were considered to control Cresud due to his significant influence over it, he would be considered to be the beneficial owner of 63.09% of IRSA’s common shares (which includes (i) 356,913,421 common shares owned by Cresud, (ii) 2,188,790 common shares owned by Cresud’s subsidiary, Helmir S.A., and (iii) 5,956,675 common shares owned by Consultores Venture Capital Uruguay S.A, a company controlled by Eduardo Elsztain). IRSA, as of June 30, 2019, owns 82.35% of our common shares, which includes: (i) 102,235,040 common shares directly owned by IRSA; (ii) 1,519,675 common shares owned by E-Commerce, a company fully owned by IRSA; and (iii) 20,733 common shares owned by Tyrus, a company fully owned by IRSA. Additionally, (i) Mr. Elsztain directly owns 19,052 common shares, (ii) Cresud directly owns 1,851,963 common shares, and (iii) Consultores Venture Capital Uruguay S.A. owns 1,717,503 common shares. If Mr. Elsztain were considered the beneficial owner of 63.09% of IRSA, he would be the beneficial owner of 85.2% of our common shares..

Differences in Voting Rights

Our major shareholders do not have different voting rights.

Arrangements for change in control

There are no arrangements that may at a subsequent date result in a change in control.

Securities held in the host country

As of June 30, 2019, we had 126,014,050 common shares issued and outstanding of which 110,715,997 (or 87.9%) were held in Argentina. As of June 30, 2019, we had 3,824,513 ADS outstanding (representing 15,298,052 of our common shares, or 12.1% of all of our total common shares issued and outstanding). As of such date, we had 24 registered holders of our ADS in the United States.

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

Offices and shopping malls spaces leases

IRSA and Cresud rent office space for their executive offices located at the Intercontinental Plaza tower at Moreno 877 in the Autonomous City of Buenos Aires, which we have owned since December 2014. They also rent space that we own at the Abasto Shopping Mall.

The offices of Eduardo Sergio Elsztain, the chairman of our board of directors and our controlling shareholder, are located at 108 Bolivar, in the City of Buenos Aires. The property has been rented to a company controlled by family members of Mr. Elsztain, and to a company controlled by Fernando A. Elsztain, one of our directors, and members of his family.

●  In addition, Tarshop S.A., BACS Banco de Crédito y Securitización S.A. (“BACS”), BHN Sociedad de Inversión S.A., BHN Seguros Generales S.A. and BHN Vida S.A. rent offices owned by us in different buildings.

●  Furthermore, we also lease various spaces in our shopping malls (stores, stands, storage space or advertising space) to third parties and related parties such as Tarshop S.A. and Banco Hipotecario S.A.

Leases entered into with associates have included similar provisions and amounts to those included in agreements with third parties.

Agreement for the exchange of corporate services with Cresud and IRSA

Considering that each of IRSA, Cresud and us have operations that overlap to a certain extent, our board of directors deemed it advisable to implement alternatives designed to reduce certain fixed costs of our combined operations and to mitigate their impact on our operating results while optimizing the individual efficiencies of each entity in the different areas comprising the management of operations.

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

The Framework Agreement currently provides for the exchange and sharing of services among the following areas: Corporate Human Resources, Administration and Finance, Planning, Institutional Relations, Compliance, Shared Services Center, Real Estate Business Administration, Directory to distribute Real Estate, HR Real Estate Business, Security, Corporate Legal Management, Corporate Environment, Technical Management Infrastructure and Services, Purchasing and Contracting, Management and Enabling, Investments, Government Affairs, Hotels, Fraud Prevention, Bolivar, Proxy, General Management to distribute, Directory Security.

Under this agreement, the companies entrusted to an external consultant the semiannual review and evaluation of the criteria used in the process of liquidating corporate services, as well as the distribution bases and supporting documentation used in the aforementioned process, through the preparation of a semi-annual report.

The operations indicated above allow both IRSA and Cresud to keep our strategic and commercial decisions fully independent and confidential, with cost and profit apportionment allocated on the basis of operating efficiency and equity, without pursuing individual economic benefits for any of the related companies.

Hospitality services

We and our related parties hire, on certain occasions, hotel services and lease conference rooms for events held at Nuevas Fronteras S.A., Hoteles Argentinos S.A. and Llao Llao Resorts S.A., subsidiaries of IRSA, all on arm’s-length terms and conditions.

Financial and service operations

We work with several financial entities in Argentina for operations including, but not limited to, credit, investment, purchase and sale of securities and financial derivatives. Such entities include Banco Hipotecario S.A. and its subsidiaries. Furthermore, Banco Hipotecario and BACS usually act as underwriters in capital market transactions we undertake. In addition, we invest from time to time our liquid fund in mutual funds managed by BACS Administradora de Activos S.A. S.G.F.C.I., which is a subsidiary of Banco Hipotecario S.A., among other entities.

Donations granted to Fundación IRSA and Fundación Museo de los Niños

Fundación IRSA is a nonprofit charity that seeks to support and generate initiatives concerning education, the promotion of corporate social responsibility and the entrepreneurial spirit of young adults. It carries out corporate volunteer programs and fosters donations from our employees. The main members of Fundación IRSA’s board of directors are: Eduardo S. Elsztain (President); Saúl Zang (Vice President I); Alejandro Elsztain (Vice President II); Mariana C. de Elsztain (Secretary), Oscar Marcos Barylka (Vocal) and Marcos  Slipakoff (Treasurer). It finances its activities with donations from us, IRSA, Cresud and other related companies.

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

Fundación Museo de los Niños is a non-profit institution created by the founders of Fundación IRSA and has the same members of Fundación IRSA administration committee.

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

Line of credit granted to IRSA

On April 1, 2019, we approved a credit line for up to US$180,000,000 for as follows: (1) up to three year term to maturity not extendable without our consent; (2) interest payable at a rate equal to the yield on IRSA’s existing local bonds due 2020, or, if IRSA’s 2020 bonds are early redeemed or otherwise cancelled interest rate equal to the yield on local bonds issued by us plus 50 basis points. The interest rate is readjusted quarterly and applied to the outstanding loan balances and to new disbursements in such quarter.

Purchase of financial assets

We usually invest excess cash in several instruments that may include those issued by related companies, acquired at issuance or from unrelated third parties through secondary market deals.

Sale of Tarshop shares

On November 15, 2018, our Board of Directors has approved the sale of 20% of Tarshop’s capital stock to Banco Hipotecario S.A., and on February 14, 2019, the transaction has been completed. With this acquisition, Banco Hipotecario S.A. has became the holder of 100% of Tarshop S.A.’ capital stock.

Legal services

We hire legal services from Estudio Zang, Bergel & Viñes, in which Saúl Zang and Salvador D. Bergel were founding partner and Juan Manuel Quintana and Pablo Vergara del Carril are partners. Mr. Zang is a member of our board of directors and that of our related companies. Mr. Bergel, Mr. Quintana and Mr. Vergara del Carril serve as alternate members of our board of directors.

Property purchase—sale

In the ordinary course of business, we may acquire from or sell to our related parties certain real estate properties used for rental purposes or otherwise, subject to our Audit Committee’s approval. The Audit Committee must render an opinion as to whether the terms of these transactions can reasonably be expected to have been obtained by us in a comparable transaction in arm’s-length dealings with a unrelated party. In addition, if the Audit Committee so requires, valuation reports by independent specialist third parties must be obtained.

Investment Properties transferred from IRSA

On November 1, 2018, we bought from IRSA 14,213 square meters of gross leasable area of the Catalinas building being developed in Buenos Aires.

The Catalinas building will consist of a total of 35,208 square meters of gross leasable area including 30 office floors and 316 underground parking spaces. The purchase price of the sale was US$60,305,674. In previous transactions, IRSA had sold 16,194 square meters of gross leasable area in the Catalinas building to us. Upon closing of both transactions, we would own 30,407 square meters of gross leasable area in the Catalinas building, representing 86.37% of the planned gross leasable area. The remaining 4,801 square meters of gross leasable area, representing 13.64% of the total gross leasable area have been sold to Globant, an unrelated third party. Our Audit Committee approved the sale from IRSA.

Transfer of tax credits

Sociedad Anónima Carnes Pampeanas S.A. (a company controlled by Cresud) and Cresud, assigned credits to us and other related parties corresponding to value added tax export refunds related to such companies’ business activity.

For further information regarding related party transactions see Note 29 to our Audited Consolidated Financial Statements.

C. Interests of Experts and Counsel

This section is not applicable.

ITEM 8. Financial Information

A. Consolidated Statements and Other Financial Information

See Item 18 for our audited consolidated financial statements.

Legal or Arbitration Proceedings

Arcos del Gourmet

The Company has been named as a party in a case titled “Federación de Comercio e Industria de la Ciudad de Buenos Aires y Otros c/ Gobierno de la Ciudad Autónoma de Buenos Aires s/ Amparo.” The plaintiff filed a petition for injunctive relief against the local government claiming that the Arcos del Gourmet project lacked the necessary environmental approvals and did not meet zoning requirements. On August 29, 2014, the lower court rendered a decision dismissing the case.

This resolution was appealed but affirmed in December 2014. Therefore, on December 18, 2014, the “Arcos” Project was opened to the public, and currently is operating normally. Notwithstanding, the plaintiff appeared before the Superior Court of the City of Buenos Aires to request the review of the case based on constitutional matters allegedly at issue. On July 4, 2017, the Superior Court ordered the Appeals Court to review the case on certain grounds. The Appeals Court rendered a new sentence on February 14 2019. This new sentence rules that Arcos del Gourmet has to yield a portion of land to build a green park. Arcos del Gourmet filed an appeal before the Superior Court. This appeal has not yet been decided.

On May 18, 2015, we were notified that the AABE, revoked the concession agreement granted to our subsidiary Arcos del Gourmet S.A., through Resolution No. 170/2014. On June 2, 2015, we filed before the AABE a request to declare the notification void, as certain formal proceedings required under Argentine law were not complied with by the AABE. Furthermore, we filed an administrative appeal requesting the dismissal of the revocation of the concession agreement and a lawsuit seeking to declare Resolution No. 170/2014 void. We also filed a lawsuit in order to judicially pay the monthly rental fees of the property. As of the date of this annual report, the “Distrito Arcos” shopping mall continues to operate normally. As of the date of this report, the Court of Appeal hasn´t rendered a sentence yet.

Furthermore, we took note that AABE filed an eviction process against Arcos del Gourmet. In order to prevent Arcos to be evicted until the lawsuit referred hereinbefore is decided, we successfully filed a precautionary measure.

Dividend Policy

The Argentine Companies Law provides that the distribution and payment of dividends to shareholders is valid only if they result from realized net earnings of the company pursuant to annual financial statements approved at the annual meeting of shareholders. The amount and payment of dividends are also subject to approval by our shareholders at our annual ordinary shareholders’ meeting by the affirmative vote of a majority of the shares entitled to vote at the meeting.

Pursuant to Argentine law and our by-laws, net and realized profits for each fiscal year are allocated as follows:

●  5% of net profits is allocated to our legal reserve, until such reserve equals 20% of our adjusted capital stock;

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

The following table sets forth the total and per share amounts paid as dividends on each fully paid-in share for the fiscal years mentioned. The amounts stated in pesos correspond to nominal pesos on their respective dates of payment and refers to our unconsolidated dividends. See “Item 3. Key Information—Local Exchange Market and Exchange Rates.”

Fiscal year	Dividend Paid stated in terms of the measuring unit current as of June, 30, 2019	Dividend per share paid stated in terms of the measuring unit current as of June 30, 2019	Dividend paid stated in terms of the measuring unit current as of the date of the each corresponding Shareholders ´s meeting (2)	Dividend per share paid stated in terms of the measuring unit current as of the date of the each corresponding Shareholders ´s meeting (2)
	(in thousands of Ps.)	(Ps.)	(in thousands of Ps.)	(Ps.)
2017(1)	1,696,951	13.466	770,000	6.1104
2018	1,283,493	10.185	680,000	5.3962
2019	704,959	5.594	545,000	4.3249

(1) An interim dividend was paid on April 25, 2017.
(2) The decisions made on the basis of years’ results prior to the application of IAS 29, are not subject to be revised.

Our 2019 annual meeting of shareholders was held on October 30, 2019 and it was decided, among others, a payment of a dividend in cash for up to Ps.595 million. For more information see “Recent Development.”

B. Significant changes

Shareholders’ Meeting:

Shareholders’ meeting: Our 2019 annual meeting of shareholders was held on October 30, 2019 and it was decided, among others: (1) approve the distribution of dividends in cash for up to an amount equal to Ps.595,000,000;(2) appointment of regular directors and alternate directors for a term of three fiscal years. See “ITEM 6. Directors, Senior Management and Employees”;(3) approve the implementation of an incentive plan for employees, management and directors, without issue premium, for up to 1% of the stock capital in effect as of the time of execution of the plan.

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

As of that date of this annual report: (1) we had no other shares of any class or series issued and outstanding; and (2) there are no outstanding convertible notes to acquire our shares. Our common shares have one vote per share. All outstanding shares are validly issued, fully paid and non-assessable. As of June 30, 2019, there were approximately 2,936 holders of our common shares.

Price history of our stock

Our common shares are listed and traded on ByMA under the ticker “IRCP”. The shares have been listed on ByMA and its predecessor, Merval, since March 26, 1996. ADS are listed and traded on the NASDAQ Global Market under the symbol “IRCP”. Each ADS represents four common shares. The ADS were listed on the NASDAQ on November 15, 2000, acting as depository of the ADS.

Due to the aggregate ownership of approximately 82.35% as of June 30, 2019 by our principal shareholder, the liquidity of our common shares is restricted. This may result in limited or no trading in our common shares or ADS, during the trading day.

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

On May 9, 2018, the Argentine Chamber of Deputies approved Law No. 27,440 called Ley de Financiamiento Productivo, which creates a new financing regime for MiPyMEs and modifies Capital Markets Law No. 26,831, Investment Funds Law No. 24,083 and Law No. 23,576, among others, as well as certain related tax provisions, and establishes regulations for derivative instruments, all with the aim of achieving a modern and transparent financial regulatory framework that contributes to the development of the Argentine economy. On May 21, 2018, the Argentine Government issued Decree No. 471/2018, which regulates certain aspects of the Capital Markets Law as amended by Law No. 27,440.

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

●  promoting the integrity and transparency of the Argentine capital markets; and

●  promoting financial inclusion.

The CNV is a self-administered agency of the Argentine Government with jurisdiction covering the territory of Argentina, governed by the provisions of the Capital Markets Law and the CNV Rules among other related statutory regulations. The relationship of the CNV and the Argentine Executive branch is maintained through the Ministerio de Finanzas (Ministry of Finance), which hears any appeals filed against decisions made by the CNV, notwithstanding any other legal actions and remedies contemplated in the Capital Markets Law.

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

●  Allows the offeror to freely set the offer price in a voluntary tender offer.

Information regarding the ByMA(1)

	As of June 30,
	2019	2018
Market capitalization (in billions of Ps.)	9,099	8,248
Average daily trading volume(2) (in millions of Ps.)	1,252	1,142
Number of listed companies(3)	96	100

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

As of June 30, 2019, approximately 96 companies had equity securities listed on, or being transitioned to the ByMA. The Argentine securities markets generally have substantially more volatility than securities markets in the United States and certain developed countries. The S&P Merval index experienced a 44.9% increase in 2016, a 77.7% increase in 2017, 0.8% increase in 2018 and a 38.0% decrease for the six months of 2019. In order to avoid large fluctuations in securities prices of traded securities, the ByMA operates a system pursuant to which the negotiation of a particular security is suspended for 15 minutes when the price of the security registers a variation between 10% and 15% and between 15% and 20%, during any trading session. Any additional 5% variation in the price of the security results in additional 10 minutes successive suspension periods.

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

B. Memorandum and Articles of Association

Our corporate purpose

Our legal name is “IRSA Propiedades Comerciales S.A.” Our former legal name was Alto Palermo S.A. (APSA), which was modified by vote of the Extraordinary General Shareholders’ meeting held on February 5, 2015. We were organized and incorporated on August 29, 1889 under Argentine law as a stock corporation (Sociedad Anónima). Our bylaws were registered in the public registry of the city of Buenos Aires, currently named Superintendence of Corporations (Inspección General de Justicia) on February 27, 1976 under number 323, on page 6, book 85 of the stock corporations volume. Pursuant to our bylaws, our term of duration expires on August 28, 2087. Article 4 of our bylaws defines our corporate purpose as follows:

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

Board of Directors

Voting of proposals in which Directors have material interest

Capital Markets Law No. 26,831 establishes in that the members of the board of directors, the supervisory committee of companies with listed securities owe the company a duty of loyalty and to be diligent when exercising their functions. Such individuals shall:

●  not be allowed to make use of any corporate assets or confidential information for his/her own private purposes;

●  not be allowed to profit or permit a third party to profit, whether by an action or an omission to act, from any business opportunities available to the company;

●  be required to exercise any powers conferred to them solely for the purposes for which they were conferred under the law or the corporate bylaws or by a shareholders’ meeting or the board of directors; and

●  be required to meticulously ensure that no conflict of interest, whether direct or indirect, shall under any circumstances arise between his/her actions and the company’s interests.

Argentine Corporations Law No. 19,550 establishes that directors may enter into agreements with the company concerning the business in which the company engages, provided that they are entered into on market terms and otherwise only with the prior approval of the board of directors. These transactions must be informed to the shareholders’ meeting.

Furthermore, Capital Markets Law No. 26,831 provides for reporting companies, that any acts performed or contracts executed between the company and a related party and involving significant considering shall be performed or executed pursuant to the procedure set forth below:

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

iii) Any other entity under the common control of the same controlling entity;

iv) The ascendants, descendants, spouses or siblings of any of the natural persons referred to in paragraphs i) and ii) above; and

v) Entities in which any of the persons referred to in paragraphs i) to iv) above hold a significant direct or indirect interest. Provided none of the circumstances described above is present, a subsidiary of the issuer shall not be deemed a “related party.”

b) A “significant amount” shall be deemed involved in an act or contract when such amount exceeds 1% of shareholders’ equity as reflected in the most recently balance sheet of the company.

Any members of the board of directors thereof shall request the audit committee to state whether in its opinion the terms of a transaction are on arm’s-length market terms. The audit committee shall issue its pronouncement within five business days.

Notwithstanding the above inquiry from the audit committee, a resolution may be adopted by the company on the basis of a report from two independent evaluation companies, which shall express their opinion on the same matter and other terms of the transaction.

Argentine Corporations Law No. 19, 550 provides that when a director has an interest that conflicts with that the company, the director should notify the board of directors and the supervisory committee and abstain in any vote to consider such matter. Any violation of this regulation may result in the director being jointly and severally unlimitedly liable.

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

Rights, preferences and restrictions attaching to the common shares

Dividend rights

The Argentine Corporations Law No. 19, 550 establishes that the distribution and payment of dividends to shareholders is valid only if they result from realized and net earnings of the company pursuant to an annual financial statements approved by the shareholders. The approval, amount and payment of dividends are subject to the approval of our annual ordinary shareholders meeting of the company. That approval requires the affirmative vote of the majority of the present votes with right to vote at the meeting.

Pursuant to the Argentine Corporations Law No. 19, 550 and Section 28 of our bylaws, liquid and realized profits of each fiscal year shall be distributed as follows:

●  allocate 5% of such net profits to legal reserve, until the amount of such reserve equals 20% of the capital stock;

●  the sum established by the shareholders’ meeting as remuneration of the of Directors and the supervisory committee;

●  the sum established by the shareholders’ meeting as remuneration of the of Directors and the supervisory committee;

Under CNV regulations, dividends are distributed pro rata in accordance with the number of shares held by each holder within 30 days of being approved by the shareholders in respect of cash dividends and within 90 days of approval in the case of dividends paid in shares. The right to receive payment of dividends expires five years after the date they are declared. The shareholders’ meeting may authorize payment of dividends on a quarterly basis. In that case, each member of the board of directors and the supervisory committee will be jointly and severally liable for the refund of those dividends if, as of the end of the respective fiscal year, the realized and net earnings of the company are not sufficient to allow the payment of dividends.

Voting rights and staggered elections

Our share capital is composed of book-entry common shares with face value of Ps.1.00 per share and entitled to one vote each.

Our bylaws establish that directors and alternate directors is elected each year to a term of three years. The board is currently composed by nine regular members.

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

Procedure to change the rights of stockholders

The rights of stockholders are established in the Argentine Corporations Law No. 19,550 and in the bylaws. The rights of shareholders provided for by the Argentine Corporations Law No. 19,550 may not be diminished by the bylaws. Section 235 of Argentine Corporations Law No. 19,550 establishes that the amendment of the bylaws should be approved by shareholders in an extraordinary shareholders meeting.

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

Notices

Notice of shareholders’ meetings must be published for five consecutive days in the Official Gazette of the Republic of Argentina, in an Argentine newspaper of wide circulation and in the publications of Argentine exchanges or securities markets in which our common shares are traded commencing at least ten days prior to the date on which the meeting is to be held, and at least 20 days prior to date set for the meeting. The notice must include information regarding the nature of the meeting to be held, the date, time and place of the meeting and the agenda. If there is no quorum, notice for a meeting on second call must be published for three commencing days, at least eight days before the date set for second meeting, and must be held within 30 days of the date for which the first meeting was called. The first call and second call notices may be sent simultaneously in order for the meeting on second call to be held on the same day as the meeting on first call, but only in the case of ordinary shareholders’ meetings. Shareholders’ meetings may be validly held with at least ten days prior notice in the publications of Argentine exchanges or securities markets in which our common shares are traded if all common shares of our outstanding capital stock are present and resolutions are adopted by unanimous vote.

The board of directors will determine appropriate publications for notice outside Argentina in accordance with requirements of jurisdictions and exchanges where our common shares are listed for trading.

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

Action may be taken at extraordinary shareholders’ meetings by the affirmative vote of an absolute majority of common shares present that are entitled to vote on such action, except that the approval of a majority of common shares with voting rights, without application of multiple votes, is required in both first and second call for: (i) change of our domicile outside Argentina, (ii) a fundamental change in the corporate purpose set forth in our bylaws, (iii) our anticipated dissolution, (iv) the total or partial repayment of capital, (v) a merger of our company, if we are not the surviving entity, (vi) a spin-off of our company, or (vii) changing our corporate legal status.

Shareholders’ meetings may be called by the board of directors or the members of the supervisory committee whenever required by law or whenever they deem it necessary. Also, the board or the members of the supervisory committee are required to call shareholders’ meetings upon the request of shareholders representing an aggregate of at least 5% of our outstanding capital stock. If the board or the supervisory committee fails to call a meeting following this request, a meeting may be ordered by the CNV or by the courts. In order to attend a meeting, a shareholder must deposit with us a certificate of book-entry shares registered in his or her name and issued by Caja de Valores S.A. at least three business days prior to the date set for the meeting. A shareholder may be represented by proxy. Proxies may not be granted to members of the board of directors, members of the supervisory committee or officers or employees of our company.

No Limitations on ownership of securities

There are no legal limitations to own our securities or exercise voting rights for residents, non-resident or foreign shareholders.

Ownership threshold above which ownership should be disclosed

CNV Rules requires that transactions that would cause a person’s holdings of capital stock of public reporting company to equal or exceed 5% of the voting power, be immediately notified to the CNV. Thereafter, every change in the holdings that represents a multiple of 5% of the voting power should also must be notified.

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

Furthermore, the CNV must be immediately notified of transactions that would cause a person’s holdings of capital stock of public reporting company to equal or exceed 5% of the voting shares and every change in the holdings that represents a multiple of 5%thereof. Holders of more than 50% of the common shares or who otherwise control decision-making at shareholders’ meetings, as well as directors, officers and members of the supervisory committee must provide the CNV with annual reports of their holdings in the capital stock of such companies and monthly reports of any change in their holdings.

Amendment to the bylaws

At the shareholders’ meeting held on October 25, 2007, our shareholders voted to amend Section Twelve in order to adapt the performance bonds granted by directors to current rules and regulations, and (ii) Section Fifteen in order to incorporate the possibility of holding remote board meetings pursuant to the provisions of section 65 of Decree 677/01–currently section 61 of Capital Markets Law No. 26,831-. Such amendment is attached here to as Exhibit 1.2.

At the shareholders’ meeting held on October 31, 2012, our shareholders voted to amend the following sections of our bylaws: (i) Section Sixteen in order to allow the Board of Directors to hold telephonic meetings. An absolute majority of the directors will constitute the quorum. Only the directors physically present at the time and those using teleconference technologies will be taken into consideration for the quorum. The resolutions of the Board of Directors will be passed by the vote of the majority of directors physically present at the meeting and those using teleconference technologies. Such amendment is attached here to as Exhibit 1.3.

At the shareholders’ meeting held on February 5, 2015, our shareholders voted to amend Section One of our bylaws in order to modify our legal name to IRSA Propiedades Comerciales S.A. Such amendment is attached here to as Exhibit 1.4.

At the shareholders’ meeting held on October 31, 2016, our shareholders voted to amend Section Eleven of our bylaws in order to modify the appointment of the directors by thirds each year with a term of office of three years each. The board shall be composed by six, nine or twelve members. Such amendment is attached hereto as Exhibit 1.5.

At the shareholders’ meeting held on October 31, 2017, our shareholders voted to amend Section Sixteen of our bylaws in order to modify the required quorum for Board of Directors’ meeting, allowing for such purpose not only those physically present but also those communicated by teleconference technology.

At the shareholders’ meeting held on October 29, 2018, our shareholders decided to amend Section Seventh (establishing that if there is an Issuance of Shares, the shareholders’ preemptive right will be exercised as established in the prospect of the issuance), Tenth (establishing the issuance of Negotiable Obligations may be decided by the Board of Directors) and Twenty-First (describing the duties of the Audit Committee as well as authorizing the Audit Committee to hold meeting via conference, teleconference of any other electronic means). Such amendments were duly registered with the Public Registry of the City of Buenos Aires.

C. Material Contracts

We have not entered into any material contracts outside the ordinary course of business other than those contracts described in the Related Party Transactions and Our Indebtedness Sections contained in this annual report.

D. Exchange Controls

Foreign Currency Regulation

Through the Emergency Executive Branch Decree No. 609/2019, the Argentine government empowered the Central Bank to impose restrictions on the inflow and outflow of foreign currency into and from the Argentine exchange market. In addition, certain transactions, as detailed below, involving the purchase and sale of foreign currency must be settled through the foreign exchange market where the Central Bank supervises the purchase and sale of foreign currency. Such transactions are subject to the regulations and requirements imposed by the Central Bank. Under Communication “A” 6770, as amended, the Central Bank established certain restrictions and requirements applicable to certain foreign currency exchange transactions. If such restrictions and requirements are not met, criminal penalties shall be applied.

Outflow and Inflow of Capital

Obligation for the settlement of funds through the foreign exchange market.

General rules. Exports.

Pursuant to Emergency Executive Decree No. 609/2019 any foreign currency derived from foreign trade must be settled through the foreign exchange market on the terms and conditions to be set forth by the Central Bank.

Pursuant to Communication “A” 6770, as amended, within 5 business days as of the date of the disbursement and collection of the funds abroad, corresponding to the payment of exportation of goods, advance payments of exports and foreign pre and post financing loans for exports, such funds must be settled through the foreign exchange market. Whenever such transactions are granted by a local entity, such settlement must be made upon disbursement of the relevant funds. In all cases, the due date for the settlement of the funds derived from exports shall be the shortest time between 5 business days and the date applicable to the specific good according to the current rules. Such funds shall be credited in a local bank account duly opened in favor of the client.

 According to different regulations enacted by the Central Bank, it is allowed the application of payment for exports abroad for the cancellations of exporter’s debt in certain cases, such as:

a. advance payments and pre and post financing loans for exports whenever the relevant funds received thereunder have already been settled through the foreign exchange market.

b. financing of local financial entities to foreign importers regarding the export of local goods.

c. financial loans related to agreements in force as of August 31, 2019, whose terms provide for interest payments using the flow of funds from exports abroad.

Services

Communication “A” 6770 sets forth that the payments in foreign currency received by residents for the export of services under the applicable rules must be settled through the foreign exchange market within five business days as of its collection abroad or locally or its deposit in foreign bank accounts.

Financial Indebtedness

In accordance with Communication “A” 6770, as amended, transactions arising from foreign financial indebtedness disbursed as from September 1, 2019 must be settled in the foreign exchange market and the transfer shall be deposited in a local bank account.

Exemptions to settlement of funds obligation

Communication “A” 6814 sets forth that no settlement of foreign currency funds will be required to residents: a) in connection with funds derived from exports of goods; b) in connection with funds derived from export of services; c) in connection with funds derived from the sale of non financial non productive assets; and/or d) as a condition to access to the foreign exchange market for repayment of foreign indebtedness. Always provided that all the following conditions are met:

(a)
The relevant funds are deposited in foreign currency bank accounts of the client located in Argentina.
(b)
The deposit mentioned in item (a) above is made within the applicable settlement term period.
(c)
The funds are simultaneously applied to transactions under which access to the foreign exchange control market is permitted, taking into consideration each of the transactional limit that may be applicable. In case the inflow of funds derives from a new foreign financial indebtedness and the same are applied to the prepayment of local foreign currency indebtedness with a financial entity, the average term of the new foreign financial indebtedness shall exceed the average term of the local foreign currency indebtedness subject to prepayment.
(d)
The implementation of this mechanism shall have a neutral effect from a tax standpoint.

Outflow of capital, including the availability of cash or cash equivalents

Formation of off-shore assets or guarantees and operational payments related to and derived from derivative transactions

Legal entities, local governments, mutual funds, trusts and other universalities incorporated in Argentina will require prior approval of the Central Bank to constitute foreign assets and create all types of guarantees related to derivative transactions.

Pursuant to Communication “A” 6815 dated October 28, 2019, resident natural persons must obtain prior approval from the Central Bank to constitute external assets, remit family aid and the formation of guarantees and operational payments related to derivative transactions, in case the total amount of the above-mentioned transactions exceeds the equivalent of US$ 200 per month in all entities licensed to operate in foreign exchange market of which only up to US$ 100 may be acquired in cash, otherwise, the transaction shall be carried out by debit to local accounts. Previously, such monthly limit amount was US$ 10,000, in accordance with Communication “A” 6770.

Access to the foreign exchange market for the formation of guarantees and operational payments related to interest rate coverage derivative contracts is permitted, prior fulfillment of reporting obligations established by the Central Bank, as applicable and whenever the risk covered thereunder does not exceed the underlined liability.

Outflow of funds for payment to non-residents

Payment of services

According to Communication “A” 6770, there are no limits or restrictions applicable for residents who access the foreign exchange market to pay services to non-residents whenever the parties involved are non related parties. Otherwise, prior approval of the Central Bank will be required. The access to the foreign exchange market requires the filing of certain documentation by residents demonstrating the validity of transactions in which the funds are purchased for its remittance abroad.

Payment of debts stemming from imports of goods and services

Prior approval from the Central Bank will be required to access the foreign exchange market for pre-payment of debt stemming from imports of goods and services.

Prior approval from the Central Bank is also applicable for access to the foreign exchange market to make payments of debts stemming from imports of goods with related companies abroad when the following requirements are met: a) the relevant debt is pending as of August 31, 2019 and b) the debt exceeds the equivalent of US$ 2 million per month per resident customer.

In the case of pre-payments for imports carried out with non related companies abroad, the respective supporting documentation must be submitted and evidence of entry of goods must be filed within 90 calendar days of the access to the foreign exchange market and the recipient of the funds must be the foreign supplier.

Payment of profits and dividends

As from September 1, 2019, Communication “A” 6770 provides that prior approval of the Central Bank will be required to allow Argentine companies to transfer abroad profits and dividends.

Payment of foreign financial indebtedness

Communication “A” 6770 provides that foreign financial indebtedness may be paid through the foreign exchange market on the relevant due date subject to (i) prior settlement of the funds, as applicable, and (ii) prior fulfillment of reporting obligations established by the Central Bank.

In addition, prior approval of such entity will be required regarding any prepayment proposed to be made in excess of three days before the original maturity date. Pursuant to Communication “A” 6814, such prior approval will not be required in case the following conditions are met: (a) the prepayment is simultaneously made with funds resulting from the settlement of a new financial indebtedness disbursed as from October 17, 2019, (b) the average term of the new indebtedness exceeds the remaining average term of the indebtedness subject to prepayment, (c) the maturity date of the first capital payment under the new indebtedness shall not take place before the next capital payment to be made under the indebtedness subject to prepayment and (d) the amount of the first capital payment of the new indebtedness shall not exceed the amount of the next capital payment to be made under the indebtedness subject to prepayment.

Reporting Obligations

Under Communication “A” 6401, as amended, the Central Bank established on legal entities, mutual funds, trusts and other universalities incorporated in Argentina and on resident natural persons, the obligation to report about the holding of foreign assets and liabilities.

In addition, Communication “A” 6815 set forth reporting obligations on entities licensed to operate in the foreign exchange market about foreign currency transactions that exceed the amount of US$ 2,000,000 per day and per customer or transactions made directly by the such entities.

Access to the foreign exchange market for non-residents

Prior approval from the Central Bank will be required for non-residents to access the foreign exchange market in case of amounts greater than the equivalent of US$ 100 per month in all entities licensed to operate in foreign exchange transactions. Previously, such monthly limit amount was US$ 1,000 in accordance with Communication “A” 6770.

Exempted from the limit on foreign currency purchase in the foreign exchange market are, among others, (a) transactions made by international organizations and institutions that operate as official export credit agencies; (b) transactions made by diplomatic and consular representations as well as diplomatic personnel accredited in Argentina for transfers made in the exercise of their functions; and (c) transactions made by Argentine representations/agencies of courts, authorities, offices, special missions, commissions or bilateral bodies established by treaties or international agreements, to which Argentina is a party, to the extent that the transfers are made in the exercise of their functions..

Repayment of foreign currency debt between residents

Access to the foreign exchange market for the repayment of debts and other foreign currency obligations of residents, entered into as from September 1, 2019, is banned.

Access to the foreign exchange market is granted, at maturity, in case of foreign currency obligations between residents that are recorded in an official registry or have been entered into by way of public deed as of August 30, 2019.

Exchange and arbitrage transactions

Exchange and arbitrage transactions may be carried out with customers without prior approval from the Central Bank to the extent that, if implemented as individual transactions going through pesos, they may be conducted without such approval in accordance with the provisions of Communication “A” 6770 of the Central Bank, as amended.

Pursuant to Communication “A” 6815, cash extractions abroad may be carried out by debit to local bank accounts denominated in foreign currency held by the customer performing the transaction.

For further details regarding the exchange regulations applicable in Argentina, investors should consult their professional advisors and read the full text of the Emergency Executive Branch Decree 609/2019 and Communication “A” 6770 of the Central Bank, as amended, as well as the relevant regulations and supplementary provisions. Interested parties may consult such regulations through the website of the Ministry of Economy and Public Finance (http://www.infoleg.gob.ar) or the Central Bank (http://www.bcra.gob.ar).

E. Money Laundering

Argentine Law No. 25,246, as amended by Laws Nos. 26,087, 26,119, 26,268, 26,683, 26,831, 26,860 and 27,304 (the “Anti-Money Laundering Law”), makes it a crime to be involved in money laundering, defined as the exchange, transfer, management, sale or any other use of money or other assets that are the product of a crime, by a person who did not take part in such crime, such that the elicit assets or their derivative result that such original assets (or new assets resulting from such original assets) have the appearance of having been obtained through legitimate means. In spite of the fact that there is a specific amount for the money laundering category (Ps.300,000), the crimes committed for a lower amount are also punished, but the prison sentence is reduced.

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

The UIF analyzes the information it receives and informs the Public Prosecutor as to whether it should carry out any investigations. Once the information is received, the UIF may request additional information and any undertake any action it deems useful for the fulfillmentof its functions. In the context of the analysis, respondents may not rely on bank, tax, stock or professional secrecy, or contractual confidentiality commitments to oppose a request for information from the UIF. Once the analysis is completed, the UIF isempowered to (i) receive voluntary declarations, which in no case may be anonymous, (ii) require the collaboration of all State information services, which are required to provide it in the terms of the current procedural regulations, (iii) request the Public Prosecutor’s Office to require the competent judge to resolve the suspension of execution of any transaction, (iv) request the Public Prosecutor’s Office to require search warrants it deems useful for the investigation, (v) request the Public Ministry to manage all the legal means necessary to obtain information from any source or origin, and (vi) apply sanctions.

The anti-money laundering framework in Argentina also assigns information and control duties to certain private sector entities, such as banks, non-profit organizations, stock exchanges, and insurance companies, including the Central Bank. These regulations apply to many Argentine companies, including us. These obligations consist mainly of: (i) maintaining internal policies and procedures for money laundering prevention and financing of terrorism, including “know your client” procedures, as appropriate; (ii) reporting suspicious activity; and (iii) acting according to the Anti-Money Laundering Law with respect to the confidentiality of the information obtained from the clients. For that purpose, each entity involved must appoint an officer responsible for the monitoring and control under the Anti-Money Laundering Law.

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

Pursuant to Decree 360/2016 dated February 16, 2016, the Argentine government created the National Coordination Program for Combating Money Laundering and Terrorist Financing within the purview of the Ministry of Justice and Human Rights. Its purpose is to rearrange, coordinate and strengthen the anti-money laundering and anti-terrorist financing system at the national level, in light of the actual risks that could impact Argentina territory and the global requirements to be met under the scope of the obligations and international recommendations of the United Nations and FATF standards.

Moreover, Law No. 27,260, which introduced certain tax modifications and a new regime for residents to disclose undeclared assets, established that the UIF would now be within the purview of the Ministry of Economy and Finances. Nowadays, as a result of the reorganization of said ministry, the UIF depends on the Ministry of Finance. For its part, the UIF recently issued Resolution No. 4/2017, which requires certain specific due diligence procedures (commonly called “know your client”) to be performed when a national or foreign depositor opens a bank account for the purpose of investment.

On March 5, 2018, the UIF Resolution No. 21/2018 on guidelines for the management of risks of money laundering and financing of terrorism and on the minimum compliance to be adopted for the prevention of laundering was published in the Official Gazette. In line with UIF Resolution No. 30-E/17 addressed to the financial sector, UIF Resolution No. 21/2018 also moves from a formalistic compliance approach to a risk-based approach, in order to ensure that the measures implemented are commensurate with the risks identified. In this way, the obligated subjects must identify and evaluate their risks and, depending on this, adopt management and mitigation measures. In this framework, they are enabled to implement accredited technological platforms that allow carrying out procedures at a distance, without personal display of the documentation, without this conditioning the fulfillment of due diligence duties.

Likewise, it is reported that in August 2018, in accordance with Resolution No. 97/2018 of the UIF, the regulation of the Central Bank’s duty of cooperation with the UIF was approved to adapt said regulation to Resolution No. 30-E/2017.

In November 2018, the UIF published Resolution No. 134/2018, modified by Resolution No. 15/2019, which updates the list of people who should be considered “politically exposed” (PEP) in Argentina, considering the functions they perform or have performed, as well as its closeness or affinity relationship with third parties that perform or have performed in such functions.

On December 26, 2018, the UIF published Resolution No. 154/2018, which modified the current supervisory procedures through new adapted designs and in accordance with the international standards promoted by the FATF based on the risks. As a consequence, the UIF approved the “Risk-based supervision procedures of the Financial Information Unit”, which repeals the provisions of Annexes II, III and IV of UIF Resolution No. 104/2010, Article 7 and provisions of Annexes V and VI of UIF Resolution No. 165/2011 and Annex III of UIF Resolution No. 229/2014.

In addition, on December 26, 2018 the UIF Resolution No. 21/2018 was replaced by UIF Resolution No. 156/2018 that established that the already mentioned obligators will have a maximum term of 120 straight days for complying their obligations established by UIF resolution No. 30/17.

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

The discussion below does not address the receipt, exercise, transfer or lapse of rights to subscribe for newly issued common shares that are received by our shareholders, or the sale of any such rights (and distribution of proceeds) by the Depositary. Holders of our common shares and ADSs should consult their tax advisors in this regard.

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

Distributions on common shares or ADSs

Subject to the discussion under “Passive foreign investment company” below, the gross amount of distributions on the common shares or ADSs (including amounts withheld to reflect Argentine withholding taxes, if any) will be taxable as dividends to the extent paid out of our current or accumulated earnings and profits (as determined under United States federal income tax principles). Such income (including withheld taxes, if any) will be includable in your gross income as ordinary income on the day actually or constructively received by you, in the case of common shares, or by the Depositary, in the case of ADSs. Such dividends will not be eligible for the dividends received deduction allowed to corporations under the Code.

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

Taxation of capital gains

Subject to the discussion under “Passive foreign investment company” below, upon the sale, exchange or other disposition of common shares or ADSs, you generally will recognize capital gain or loss equal to the difference between the U.S. dollar value of the amount realized upon the sale, exchange or other disposition and the adjusted tax basis of the common shares or ADSs, determined in U.S. dollars. The capital gain or loss will be long-term capital gain or loss if at the time of sale, exchange or other disposition you have held the common shares or ADSs for more than one year. Long-term capital gains of non-corporate U.S. Holders are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. Any gain or loss you recognize will generally be treated as United States source gain or loss. Consequently, you may not be able to use the foreign tax credit arising from any Argentine tax imposed on the disposition of common shares or ADSs unless such credit can be applied (subject to applicable limitations) against tax due on other income treated as derived from foreign sources.

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

Based on the past and projected composition of our income and assets and the valuation of our assets, including goodwill, we do not believe we were a PFIC for United States federal income tax purposes for the taxable year ending June 30, 2019, and we do not currently expect to become a PFIC, although there can be no assurance in this regard. The determination of whether we are a PFIC is made annually. Accordingly, it is possible that we may be a PFIC in the current or any future taxable year due to changes in our asset or income composition or if our projections are not accurate. The volatility and instability of Argentina’s economic and financial system may substantially affect the composition of our income and assets and the accuracy of our projections. In addition, this determination is based on the interpretation of certain U.S. Treasury regulations relating to rental income, which regulations are potentially subject to differing interpretation.

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

Mark-to-market inclusions and deductions will be suspended during taxable years in which we are not a PFIC, but would resume if we subsequently become a PFIC. You are urged to consult your own tax advisor about the availability of making such a mark-to-market election, and whether making the election would be advisable in your particular circumstances.

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

Argentine personal assets tax

Amounts paid on account of the Argentine Tax on Personal Assets, if any, will not be eligible as a credit against your United States federal income tax liability, but may be deductible subject to applicable limitations in the Code.

Information reporting and backup withholding

In general, information reporting requirements will apply to dividends on common shares or ADSs and to the proceeds from the sale, exchange or redemption of common shares or ADSs paid to you within the United States (and in certain cases, outside the United States), unless you are an exempt recipient. Backup withholding may apply to such payments if you fail to provide a correct taxpayer identification number or certification of exempt status or fail to report in full dividend and interest income.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your United States federal income tax liability provided you timely furnish the required information to the Internal Revenue Service.

Argentine Taxation

The following discussion is a summary of certain Argentine tax considerations associated with an investment in, ownership or disposition of, the common shares or the ADSs by (i) an individual holder that is resident in Argentina, (ii) an individual holder that is neither domiciled nor resident in Argentina, (iii) a legal entity organized under the laws of Argentina, (iv) a permanent establishment in Argentina of a foreign entity and (v) a legal entity that is not organized under the laws of Argentina, that does not have a permanent establishment in Argentina and is not otherwise doing business in Argentina on a regular basis. The discussion is for general information only and is based on current Argentine tax laws. Moreover, while this summary is considered to be a correct interpretation of existing laws in force as of the date of this filing, no assurance can be given that the courts or administrative authorities responsible for the administration of such laws will agree with this interpretation or that changes in such laws or interpretations will not occur.

PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR OWN TAX ADVISOR REGARDING THE PARTICULAR TAX CONSEQUENCES ARISING UNDER ANY TAXING JURISDICTION.

Income Tax

Law No. 26,893, enacted on September 12, 2013 and published in the Official Gazette on September 23, 2013, introduced several amendments to Income Tax Law No. 20,628 in connection with, among others, the taxation of gains derived from transfers of shares and other securities, including the derogation of Section 78 of Decree No. 2,284/1991, which provided that foreign holders with no permanent establishment in Argentina were exempt from paying income tax on the capital gains arising from the sale or other disposition of shares or ADSs.

On February 7, 2014, the Executive Branch issued Decree No. 2,334/13, which regulates Law No. 26,893.

The changes introduced by Law No. 26,893 are effective from the date of publication of such law in the Official Gazette and are applicable to taxable events consummated from such date onwards.

Law No. 27,430, enacted on December 27, 2017 and published in the Official Gazette on December 29, 2017, introduced several amendments to Income Tax Law No. 20,628, among others, a corporate tax rate reduction in two phases. For fiscal years beginning on or after January 1, 2018 until December 31, 2019, there is a reduction of the tax rate from 35% to 30%. Beginning on or after January 1, 2020 the tax rate will be further reduced to 25%.

Additionally, a withholding of 7% or 13% is established for the fiscal years mentioned above, on the dividends distributed by local entities in favor of their shareholders provided they are resident individuals or undivided estates, or are foreign beneficiaries.

Taxation of Dividends

Dividends distributions which source are profits generated in fiscal years beginning before January 1, 2018, whether in cash, in shares or in kind, are not subject to income tax withholding except for the application of the “Equalization Tax” described below.

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

Dividend distributions made in kind (other than cash) will be subject to the same tax rules as cash dividends. Stock dividends on fully paid shares are not subject to Equalization Tax.

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

Foreign beneficiaries

Capital gains of Argentine source (as it is the case of both IRSA Commercial Properties’ ADS and shares) obtained by non-Argentine individuals or non-Argentine entities from the sale, exchange or other disposition of shares are subject to income tax at a 15% rate on the net capital gain or at a 13.5% rate on the gross price at the seller´s election. Notwithstanding, Law No. 27,430 established an exemption for foreign beneficiaries participating in the sale of publicly traded shares traded in stock exchanges under the supervision of the CNV. Said Law also established an exemption for capital gains derived from the sale, exchange or other disposition of share certificates issued abroad that represent shares issued by Argentine companies (i.e. ADRs). The exemptions will apply only if the foreign beneficiaries do not reside in, and the funds do not arise from, “non-cooperating” jurisdictions for tax transparency purposes.

The sale of an equity interest in a foreign entity could represent a taxable indirect transfer of Argentine assets (including shares) , if (i) the value of the Argentine assets exceed 30% of the transaction´s overall value, and (ii) the equity interest sold (in the foreign entity) exceeds 10%. The tax will also be due if any of these thresholds were met during the twelve month period prior to the sale. The indirect transfer of Argentine assets within the same economic group would also not trigger taxation, provided the requirements set by regulations have been met. However, no withholding mechanism is currently available.

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

Tax on Personal Assets

Argentine entities, such as us, have to pay the Tax on Personal Assets (“TAP”) corresponding to Argentine and foreign domiciled individuals and foreign domiciled entities for the holding of our shares. The applicable tax rate is 0.25% and is levied on the proportional net worth value (“valor patrimonial proporcional” in Spanish), or the book value, of the shares arising from the last balance sheet of the Argentine entity calculated under Argentine GAAP. Pursuant to the TAP Law, the Argentine company is entitled to seek reimbursement of such paid tax from the applicable Argentine domiciled individuals and/or foreign domiciled shareholders.

Pursuant to Law No. 27,260, Argentine companies that have properly fulfilled their tax obligations during the two prior fiscal years to the 2016 fiscal year, and which comply with certain other requirements, may qualify for an exemption from TAP for the 2016, 2017 and 2018 fiscal years. The request for this tax exemption should be filed before March 31, 2017. The Company filed this request.

Tax on Minimum Notional Income (Impuesto a la Ganancia M’nima Presunta, “IGMP”)

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

Turnover Tax

The gross turnover tax is a local tax; therefore, the rules of the relevant provincial jurisdiction should be considered, which may levy this tax on the purchase and sale, exchange or other disposition of common shares or ADSs, and/or the collection of dividends at an average rate of 6%, unless an exemption is applicable. In the particular case of the City of Buenos Aires, any transaction involving common shares and/or the collection of dividends and revaluations is exempt from this tax.

There is no gross income tax withholding system applicable to the payments made to foreign beneficiaries.

Stamp Tax

Stamp taxes may apply in the City of Buenos Aires and in certain Argentine provinces in case transfer of common shares or ADSs is performed or executed in such jurisdictions by means of written agreements.

Other Taxes

There are no Argentine federal inheritance or succession taxes applicable to the ownership, transfer or disposition of our common shares or ADSs. The province of Buenos Aires established a tax on free transmission of assets, including inheritance, legacies, donations, etc. Free transmission of our shares could be subject to this tax.

In the case of litigation regarding the shares before a court of the City of Buenos Aires, a 3% court fee would be charged, calculated on the basis of the claim.

Treaties to Avoid Double Taxation

Argentina has entered into tax treaties with several countries. There is currently no tax treaty or convention in effect between Argentina and the United States for the avoidance of double taxation.

G. Dividends and Paying Agents

This section is not applicable.

H. Statement by Experts

This section is not applicable.

I. Documents on Display

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

J. Subsidiary Information

This section is not applicable.

ITEM 11. Quantitative and Qualitative Disclosures About Market Risk

In the normal course of business, we are exposed to foreign exchange risk, interest rate risks and other price risk, primarily related to changes in exchange rates and interest rates. We manage our exposure to these risks through the use of various financial instruments, none of which are entered into for trading purposes. We have established policies and procedures governing the use of financial instruments, specifically as they relate to the type and volume of such financial instruments. For further information on our market risks, please see Note 5 to our audited consolidated financial statements.

ITEM 12. Description of Securities Other than Equity Securities

 A. Debt Securities

This item is not applicable.

B. Warrants and Rights

This item is not applicable.

C. Other Securities

This item is not applicable.

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

The Depositary has agreed to reimburse or pay on our behalf, certain reasonable expenses related to our ADS program and incurred by us in connection with the program (such as NASDAQ listing fees, legal and accounting fees incurred with preparation of Form 20-F and ongoing SEC compliance and listing requirements, distribution of proxy materials, investor relations expenses, etc.).

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

The following charges shall be incurred by any party depositing or withdrawing common shares or by any party surrendering receipts or to whom receipts are issued (including, without limitation, issuance pursuant to a stock dividend or stock split declared by us oran exchange regarding the receipts or deposited securities or a distribution of receipts), whichever applicable: (1) taxes and other governmental charges, (2) such registration fees as may from time to time be in effect for the registration of transfers of common shares generally on the share register of the Company or foreign registrar and applicable to transfers of common shares to the name of the Depositary or its nominee or the custodian or its nominee on the making of deposits or withdrawals hereunder, (3) such cable, telex and fax transmission expenses as are expressly provided in the deposit agreement, (4) such expenses as are incurred by the Depositary in the conversion of foreign currency (5) a fee of US$5.00 or less per 100 ADS (or portion), (6) afee of US$0.02 or less per ADS (or portion) for any cash distribution made pursuant to the deposit agreement, and (7) a fee for the distribution of securities, such fee being in an amount equal to the fee for the execution and delivery of ADS referred to above which would have been charged as a result of the deposit of such securities, but which securities are instead distributed by the Depositary to owners.

PART II

ITEM 13. Defaults, Dividend Arrearages and Delinquencies

This item is not applicable.

ITEM 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

This item is not applicable.

ITEM 15. Controls and procedures

A. Disclosure Controls and Procedures.

We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in the reports we file or submit under the Exchange Act, is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to management, including our Chief Executive Officer and Chief Financial and Administrative Officer to allow our management to make timely decisions regarding required disclosure. Any controls and procedures, no matter how well designed andoperated, can provide only reasonable assurance of achieving the desired control objective. In connection with the preparation of this annual report, we carried out an evaluation under the supervision and with the participation of members of our management team, including our Chief Executive Officer and Chief Financial and Administrative Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) asof June 30, 2019. Based upon this evaluation, our Chief Executive Officer and Chief Financial and Administrative Officer concluded that our disclosure controls and procedures as of the end of the period covered by this annual report were effective at the reasonable assurance level.

B. Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate Internal Control Over Financial Reporting as defined in Rules 13a–15(f) and 15d-15(f) under the Exchange Act. Our internal control over financial reporting includes a series of procedures designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated audited financial statements for external purposes in accordance with IFRS and includes those policies and procedures that (1) pertain to the maintenance of records, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets, (2) provide reasonable assurance that transaction are recorded as necessary to permit preparation of consolidated audited financial statements in accordance with International Financial Reporting Standards and that a company´s receipts and expenditures are being made only in accordance with authorizations of our management and directors, and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisitions, use, or disposition of our assets that could have a material effect on our audited consolidated financial statements.

Because of its inherent limitations, Internal Control Over Financial Reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies and procedures may deteriorate.

Management assessed the effectiveness of our internal control over financial reporting as of June 30, 2019. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in Internal Control–Integrated Framework (2013). Based on this evaluation, management concluded that, our internal control over financial reporting was effective as of June 30, 2019.

C. Attestation Report of the Registered Public Accounting Firm

The effectiveness of the Company´s internal control over financial reporting as of June 30, 2019, has been audited by Price Waterhouse & Co. S.R.L., Buenos Aires, Argentina-member firm of PricewaterhouseCoopers International Limited-, an independent registered public accounting firm, as stated in their report included herein.

D. Changes in Internal Control Over Financial Reporting

During the year ended June 30, 2019, we implemented the Consolidation module of the BPC (Business Planning and Consolidation) application by SAP and accordingly we have updated our internal controls over financial reporting, as necessary, to accommodate modifications to our accounting and financial reporting processes and to take advantage of enhanced automated controls provided by this new system.

Other than as expressly noted above, there have been no changes in our internal control over financial reporting during the year ended June 30, 2019 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. Reserved

ITEM 16A. Audit Committee Financial Expert

In our annual ordinary shareholders’ meeting held on October 31, 2003, the Audit Committee regimen was unanimously approved. Pursuant to this decision, our Board of Directors appointed the members of our audit committee.

On October 31, 2019, our board of directors appointed Javier Kizlansky, Isela Angélica Costantini and Marcos Barylka, all of whom are independent board members for purposes of U.S. Securities Law requirements, as members of our Audit Committee. Isela Angélica Costantini is the financial expert in accordance with the relevant SEC rules. We have a fully independent Audit Committee as per the standard provided in Rule 10(A)-3(b)(1) of the general rules and regulations promulgated under the U.S. Securities Exchange Act.

Audit Committee Pre-Approval Policies and Procedures

Our audit committee approves, in advance, the engagement of auditors and their fees for audit and non-audit services pursuant to paragraph (c) (7) (i) (C) of Rule 2-01 of Regulation S-X.

Our Audit Committee pre-approves all services, fees and services provided by the external auditors to ensure the auditors’ independence. One of the main tasks of the Audit Committee is to give its opinion in relation to the appointment of the external auditors, proposed by the Board of Directors to the General Meeting of Shareholders. In order to accomplish such task, the Audit Committee shall:

●  Require any additional and complementary documentation related to this analysis;

●  Verify the independence of the external auditors;

●  Analyze different kinds of services that the external auditor would provide to the company. This description must also include an estimate of the fees payable for such services, specifically in order to maintain the principle of independence;

●  Inform the fees billed by the external auditor, separating the audit services and other special services that could be not included in the audit services previously mentioned;

●  Analyze and supervise the working plan of the external auditors considering the business’ reality and the estimated risks;

●  Propose adjustments (if necessary) to such working plan;

●  Hold meetings with the external auditors in order to: (a) analyze the difficulties, results and conclusions of the proposed working plan; (b) analyze eventual possible conflicts of interests, related party transactions, compliance with the legal framework and information transparency; and

●  Evaluate the performance of external auditors and their opinion regarding the consolidated financial statements.

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

Item 16C. Principal Accountant Fees and Services.

Audit Fees

During fiscal years ended June 30, 2019 and 2018, we were billed for a total amount of Ps.17.1 million and Ps.14.9 million, respectively, for professional services rendered by our principal accountants for the audit of our annual financial statements and other services normally provided in connection with regulatory filings or engagements, such as the review of our interim financial statements.

Audit-Related Fees

During the fiscal year ended June 30, 2019 we were billed a total amount of Ps.1.2 million and during the fiscal year ended June 30, 2018 no such audit-related services were provided.

Tax Fees

During the fiscal years ended June 30, 2019 and 2018, no such services were provided.

All Other Fees

During the fiscal years ended June 30, 2018 and 2017, we were billed for a total amount of Ps.1.2 million and Ps.3.0 million, respectively, for other professional services rendered by our principal accountants.

Item 16D. Exemption from the Listing Standards for Audit Committees

This section is not applicable.

Item 16E. Purchase of Equity Securities by the Issuer and Affiliated Purchasers

There were no repurchases of common shares or other units of any class of our equity securities that are registered pursuant to Section 12 of the Exchange Act during fiscal years 2017, 2018 and 2019.

Item 16F. Change in Registrant´s Certifying Account.

This section is not applicable.

Item 16G. Corporate Governance.

Compliance with NASDAQ listing standards on corporate governance

Significant differences between our corporate governance practices and U.S. companies’ practices under NASDAQ Rules:

Our corporate governance practices are governed by applicable Argentine law, particularly the Argentine Companies Law No. 19,550, the Capital Markets Law No. 26,831 and the CNV Rules, as well as by our bylaws. Our ADSs are registered with the U.S. Securities and Exchange Commission and are listed on the NASDAQ Stock Market, or NASDAQ, and therefore we are subject to corporate governance requirements applicable to NASDAQ listed nonU.S. companies, commonly referred to as “foreign private issuers.”

Pursuant to NASDAQ Rule 5615(a)(3), NASDAQ listed nonU.S. companies that are categorized as “Foreign Private Issuers” may follow home country corporate governance practices in lieu of certain of the corporate governance requirements provided in NASDAQ Rules, provided that the foreign private issuer complies with certain mandatory sections of NASDAQ Rules, discloses each requirement of the NASDAQ Rules that it does not follow and describes the home country practice followed in lieu of such requirement. The requirements of the NASDAQ Rules and the Argentine corporate governance practices that we follow in lieu thereof are described below:

NASDAQ standards for U.S. companies	IRSA commercial properties’ corporate practices
Rule 5250(d)—Distribution of Annual and Interim Reports.
In lieu of the requirements of Rule 5250(d), we follow Argentine law, which requires that companies make public an annual report in Spanish, including Annual Audited Consolidated audited financial statements prepared in accordance with generally accepted accounting principles in Argentina, by filing such annual report with the CNV and the stock exchange in which its securities are listed, within 70 calendar days of the end of the company’s fiscal year. Interim reports must be filed with the CNV and the Stock exchange in which its securities are listed within 42 calendar days of the end of each fiscal quarter. Our shareholders can receive copies of annual reports and any interim reports upon such shareholder’s request. English language translations of our annual reports and interim reports are furnished to the Securities and Exchange Commission. We also post the English language translation of our annual reports and quarterly press releases on website. Furthermore, under the terms of the Deposit Agreement, dated November 10, 2000, as amended and restated on July 5, 2017, among us, The Bank of New York, as depositary, and owners of ADS issued thereunder, we are required to furnish The Bank of New York with, among other things, English language translations of annual reports. Annual reports are available for inspection by ADR holders at the offices of The Bank of New York located at 101 Barclay Street, 22nd Floor West, New York, New York 10286. Finally, Argentine law requires that 20 calendar days before the date of a shareholders’ meeting, the board of directors must provide to our shareholders, at our executive office or through electronic means, all information relevant to the shareholders’ meeting, including copies of any documents to be considered by the shareholders (which includes the annual report).

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

Rule 5605(c)(2)—Audit Committee Composition.
Argentine law does not require that companies have an audit committee comprised solely of independent directors and it is equally not customary business practice in Argentina to have such a committee. Argentine law instead requires that companies establish an audit committee with at least three members comprised of a majority of independent directors as defined by Argentine law. Nonetheless, although not required by Argentine law, we have a three-member audit committee comprised of entirely independent directors in accordance with Rule 10(A)3(b)(1) of the General rules and regulations promulgated under the Securities Exchange Act, as independence is defined in Rule 10(A)3(b)(1). Further, Argentine law does not require companies to identify or designate a financial expert. As such, although all the members of the audit committee have large corporate experience, as of the date of this annual report, the Board of Directors have not named a financial expert in accordance with the relevant SEC rules on the audit committee. In addition, we have a Supervisory Committee (comisión fiscalizadora) composed of three ‘syndics’, who are in charge of monitoring the legality, under Argentine law, of the actions of our board of directors and the conformity of such actions with our bylaws.

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

ITEM 18. Financial Statements

Reference is made to pages F-1 through F-85.

ITEM 19. Exhibits

INDEX OF EXHIBITS

Exhibit No.	Description of Exhibit
1.1(1)	Charter and bylaws (estatutos sociales) of the registrant, which serve as the registrant’s articles of incorporation and bylaws, and an English translation thereof.
1.2(4)	English translation of the amendment to the bylaws.
1.3(10)	Amended and restated English translation of the bylaws.
1.4(11)	Amended and restated English translation of the bylaws.
1.5(13)	Amended and restated English translation of the bylaws.
1.6(17)	Amended and restated English translation of the bylaws.
1.7	Amended and restated English translation of the bylaws.
2.1(1)	Form of Deposit Agreement among us, The Bank of New York, as Depositary, and the holders from time to time of American Depositary Receipts issued there under.
2.2(1)	Shareholders Agreement, dated November 18, 1997, among IRSA International Limited, Parque Arauco S.A. and Sociedad Anónima Mercado de Abasto Proveedor (SAMAP).
2.3(1)	Put Option Agreement dated November 17, 1997, among IRSA Inversiones y Representaciones Sociedad Anónima and GSEM/AP.
2.4(1)	Offering Circular, dated March 24, 2000, regarding the issuance of Ps.85,000,000 of our 14.875% Notes due 2005.
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

2.7(16)	Form of Amended and Restated Deposit Agreement among us, The Bank of New York, as Depositary, and the holders from time to time of American Depositary Receipts issued there under.
4.1(2)	Agreement for the exchange of Corporate Service between us, IRSA and Cresud dated June 30, 2004.
4.2(4)	English translation of the Amendment to the Agreement for the exchange of Corporate Service between us, IRSA and Cresud dated August 23, 2007
4.3(5)	English translation of the Second Agreement for the Implementation of the Amendment to the Corporate Services Master Agreement, dated August 14, 2008.
4.4(6)	English translation of the Third Agreement for the Implementation of the Amendment to the Corporate Services Master Agreement, dated November 27, 2009.
4.5(7)	English translation of the Amendment to the Agreement for the exchange of Corporate Service between us, IRSA and Cresud, dated March 12, 2010.
4.6(8)	English translation of the Amendment to the Agreement for the exchange of Corporate Service between us, IRSA and Cresud, dated July 11, 2011.
4.7(9)	English translation of the Fifth Agreement for the implementation of Amendments to the Corporate Services Master Agreement, October 15, 2012.
4.8(10)	English translation of the Sixth Agreement for the Implementation of the Amendment to the Corporate Services Master Agreement dated November 12, 2013.
4.9(10)	English translation of the Second Amendment to the Exchange of Operating Services Agreement between the Company, Cresud and Alto Palermo dated February 24, 2014.
4.10(11)	English translation of the Seventh Agreement for the Implementation of the Amendment to the Corporate Services Master Agreement dated February 18, 2015.
4.11(12)	English translation of the Eighth Agreement for the Implementation of the Amendment to the Corporate Services Master Agreement dated November 12, 2015.
4.12(14)	English translation of the Ninth Agreement for the Implementation of the Amendment to the Corporate Services Master Agreement dated May 5, 2017.
4.13(14)	English translation of the Tenth Agreement for the Implementation of the Amendment to the Corporate Services Master Agreement dated June 29, 2018.
4.14	English translation of the Eleventh Agreement for the Implementation of the Amendment to the Corporate Services Master Agreement dated June 28, 2019.
8.1	List of Subsidiaries.
11.1(3)	Code of Ethics of the Company.
12.1	Certification pursuant to Section 302 of the Sarbanes-Oxley Act 2002
12.2	Certification pursuant to Section 302 of the Sarbanes-Oxley Act 2002
13.1	Certification pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2	Certification pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
99.1	Consent of independent appraiser Newmark Knight Frank.
99.2	Consent of Independent Registered Public Accounting Firm.
99.3	Summary of investment properties by type as of June 30, 2019 (in accordance with Regulation S-X 12-28).

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
(17) Incorporated herein by reference to the annual report on Form 20-F (File No. 1280-30982) filed with the SEC on October 23, 2018.

 SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

IRSA Propiedades Comerciales S.A.

Date: October 31, 2019	By:	/s/ Matias I. Gaivironsky
Name Matias I. Gaivironsky
Title Chief Financial and Administrative Officer

INDEX TO THE CONSOLIDATED FINANCIAL STATEMENTS

IRSA PROPIEDADES COMERCIALES S.A.	Page

Report of Independent Registered Public Accounting Firm	F – 2
Consolidated Statements of Financial Position as of June 30, 2019 and 2018	F – 4
Consolidated Statements of Comprehensive Income for the fiscal years ended June 30, 2019, 2018 and 2017	F – 5
Consolidated Statements of Changes in Shareholders’ Equity for the fiscal years ended June 30, 2019, 2018 and 2017	F – 6
Consolidated Statements of Cash Flows for the fiscal years ended June 30, 2019, 2018 and 2017	F – 9
Notes to the Consolidated Financial Statements.	F – 10

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

IRSA Propiedades Comerciales S.A.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying Consolidated Statements of Financial Position of IRSA Propiedades Comerciales S.A. and its subsidiaries as of June 30, 2019 and 2018, and the related Consolidated Statements of Comprehensive income, Changes in Shareholders’ Equity and Cash Flows for each of the three years in the period ended June 30, 2019, including the related notes and the summary of investment properties schedule as of June 30, 2019 listed in the index appearing under Item 19(99.3) (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of June 30, 2019, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of June 30, 2019 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended June 30, 2019 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of June 30, 2019, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

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

/s/ PRICE WATERHOUSE & Co. S.R.L

                                                      (Partner)

/s/ Walter Rafael Zablocky

Buenos Aires, Argentina

October 31, 2019

We have served as the Company’s auditor since 1998.

IRSA Propiedades Comerciales S.A.

Consolidated statements of financial position
as of June 30, 2019 and 2018
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

	Note	06.30.19	06.30.18
ASSETS
Non-current assets
Investment properties	9	60,326,206	84,323,289
Property, plant and equipment	10	332,300	314,659
Trading properties	11	124,021	213,147
Intangible assets	12	405,770	469,857
Investments in associates and joint ventures	8	1,606,716	2,424,999
Deferred income tax assets	20	71,971	78,112
Income tax and minimum presumed income tax credits		8,586	243,763
Trade and other receivables	14	487,435	1,485,744
Investments in financial assets	13	449,988	64,240
Total non-current assets		63,812,993	89,617,810
Current Assets
Trading properties	11	1,110	1,161
Inventories		28,924	38,711
Income tax and minimum presumed income tax credits		63,728	67,315
Trade and other receivables	14	6,814,744	2,754,427
Derivative financial instruments	13	5,612	73,679
Investments in financial assets	13	6,072,739	7,986,041
Cash and cash equivalents	13	4,198,987	5,667,727
Total current assets		17,185,844	16,589,061
TOTAL ASSETS		80,998,837	106,206,871
SHAREHOLDERS’ EQUITY
Total capital and reserves attributable to equity holders of the parent		38,435,146	57,207,124
Non-controlling interest		2,177,752	2,244,444
TOTAL SHAREHOLDERS’ EQUITY		40,612,898	59,451,568
LIABILITIES
Non-current liabilities
Trade and other payables	17	860,013	956,341
Borrowings	18	22,271,559	23,900,248
Deferred income tax liabilities	20	13,140,903	17,809,904
Provisions	19	43,879	19,067
Derivative financial instruments	13	13,804	-
Total non-current liabilities		36,330,158	42,685,560
Current liabilities
Trade and other payables	17	2,514,326	3,095,227
Income tax and minimum presumed income tax liabilities		14,960	71,655
Payroll and social security liabilities		217,461	286,761
Borrowings	18	1,259,464	475,246
Derivative financial instruments	13	13,553	72,671
Provisions	19	36,017	68,183
Total current liabilities		4,055,781	4,069,743
TOTAL LIABILITIES		40,385,939	46,755,303
TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES		80,998,837	106,206,871

  The accompanying notes are an integral part of these Consolidated Financial Statements.

IRSA Propiedades Comerciales S.A.

Consolidated statements of comprehensive income
for the fiscal years ended June 30, 2019, 2018 and 2017
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

	Note	06.30.19	06.30.18	06.30.17
Income from sales, rentals and services	24	7,574,995	7,823,316	7,994,307
Income from expenses and collective promotion fund	24	2,595,617	3,071,335	3,281,061
Operating costs	25	(3,417,885)	(3,820,961)	(4,187,323)
Gross profit		6,752,727	7,073,690	7,088,045
Net (loss) / gain from fair value adjustments of investment properties, properties plant and equipment, and inventories	9	(25,863,064)	9,493,115	(5,854,423)
General and administrative expenses	25	(929,913)	(767,340)	(717,637)
Selling expenses	25	(452,341)	(526,408)	(508,806)
Other operating results, net	26	(240,587)	128,502	(24,113)
(Loss) / profit from operations		(20,733,178)	15,401,559	(16,934)
Share of profit of associates and joint ventures	8	(404,381)	620,880	265,747
(Loss) / profit from operations before financing and taxation		(21,137,559)	16,022,439	248,813
Finance income	27	82,440	344,126	281,707
Finance cost	27	(2,233,316)	(1,691,975)	(1,646,456)
Other financial results	27	1,176,925	(4,224,524)	464,553
Inflation adjustment	27	(320,863)	(784,603)	(172,075)
Financial results, net		(1,294,814)	(6,356,976)	(1,072,271)
(Loss) / profit before income tax		(22,432,373)	9,665,463	(823,458)
Income tax	20	4,294,652	4,571,920	410,455
(Loss) / profit for the year		(18,137,721)	14,237,383	(413,003)
Total comprehensive (loss) / income for the year		(18,137,721)	14,237,383	(413,003)

Attributable to:
Equity holders of the parent		(18,032,555)	13,730,576	(365,758)
Non-controlling interest		(105,166)	506,807	(47,245)

(Loss) / profit per share attributable to equity holders of the parent for the year (note 28)
Basic		(143.10)	108.96	(2.90)
Diluted		(143.10)	108.96	(2.90)

The accompanying notes are an integral part of these Consolidated Financial Statements.

IRSA Propiedades Comerciales S.A.

Consolidated statements of changes in shareholders’ equity
for the fiscal years ended June 30, 2019, 2018 and 2017
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

	Share capital	Inflation adjustment of share capital	Share premium	Legal reserve	Special reserve CNV 609/12 (1)	Other reserves	Retained earnings	Subtotal	Non-controlling interest	Total shareholder’s equity
Balance as of June 30, 2018	126,014	2,334,451	6,758,921	93,435	6,459,273	5,344,480	36,090,550	57,207,124	2,244,444	59,451,568
Adjustment of previous years (IFRS 9)(2)	-	-	-	-	-	-	(28,811)	(28,811)	-	(28,811)
Balance as of June 30, 2018 - Adjusted	126,014	2,334,451	6,758,921	93,435	6,459,273	5,344,480	36,061,739	57,178,313	2,244,444	59,422,757
Comprehensive loss for the year	-	-	-	-	-	-	(18,032,555)	(18,032,555)	(105,166)	(18,137,721)
Assignment of results - Shareholders’ meeting of October 29, 2018 (1)	-	-	-	-	-	46,721,414	(47,426,373)	(704,959)	-	(704,959)
Changes in non-controlling interest (Note 4)	-	-	-	-	-	(38,423)	-	(38,423)	38,474	51
Reimbursement of dividends (1)	-	-	-	-	-	-	32,770	32,770	-	32,770
Balance as of June 30, 2019	126,014	2,334,451	6,758,921	93,435	6,459,273	52,027,471	(29,364,419)	38,435,146	2,177,752	40,612,898

	Reserve for future dividends	Special reserve	Changes in non-controlling interest	Total other reserves
Balance as of June 30, 2018	-	5,391,751	(47,271)	5,344,480
Adjustment of previous years (IFRS 9)(2)	-	-	-	-
Balance as of June 30, 2018 - Adjusted	-	5,391,751	(47,271)	5,344,480
Assignment of results - Shareholders’ meeting of October 29, 2018 (1)	22,643,548	24,077,866	-	46,721,414
Changes in non-controlling interest (Note 4)	-	-	(38,423)	(38,423)
Balance as of June 30, 2019	22,643,548	29,469,617	(85,694)	52,027,471

IRSA Propiedades Comerciales S.A.

Consolidated statements of changes in shareholders’ equity
for the fiscal years ended June 30, 2019, 2018 and 2017
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

	Share capital	Inflation adjustment of share capital	Share premium	Legal reserve	Special reserve CNV 609/12 (1)	Other reserves	Retained earnings	Subtotal	Non-controlling interest	Total shareholder’s equity
Balance as of June 30, 2017	126,014	2,334,451	6,758,921	93,435	6,459,273	771,400	28,216,547	44,760,041	1,782,552	46,542,593
Comprehensive profit for the year	-	-	-	-	-	-	13,730,576	13,730,576	506,807	14,237,383
Assignment of results - Shareholders’ meeting of October 31, 2017	-	-	-	-	-	4,573,080	(5,856,573)	(1,283,493)	-	(1,283,493)
Dividends distribution to non-controlling interest	-	-	-	-	-	-	-	-	(56,629)	(56,629)
Incorporation by business combination (Note 4)	-	-	-	-	-	-	-	-	11,714	11,714
Balance as of June 30, 2018	126,014	2,334,451	6,758,921	93,435	6,459,273	5,344,480	36,090,550	57,207,124	2,244,444	59,451,568

	Reserve for future dividends	Special reserve	Changes in non-controlling interest	Total other reserves
Balance as of June 30, 2017	818,671	-	(47,271)	771,400
Assignment of results - Shareholders’ meeting of October 31, 2017 (1)	(818,671)	5,391,751	-	4,573,080
Balance as of June 30, 2018	-	5,391,751	(47,271)	5,344,480

IRSA Propiedades Comerciales S.A.

Consolidated statements of changes in shareholders’ equity
for the fiscal years ended June 30, 2019, 2018 and 2017
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

	Share capital	Inflation adjustment of share capital	Share premium	Legal reserve	Special reserve CNV 609/12 (1)	Other reserves	Retained earnings	Subtotal	Non-controlling interest	Total shareholder’s equity
Balance as of June 30, 2016	126,014	2,334,451	6,758,921	93,435	6,459,273	(47,271)	31,097,927	46,822,750	1,842,767	48,665,517
Comprehensive loss for the year	-	-	-	-	-	-	(365,758)	(365,758)	(47,245)	(413,003)
Assignment of results - Shareholders’ meeting of April 5, 2017	-	-	-	-	-	-	(640,894)	(640,894)	-	(640,894)
Assignment of results - Shareholders’ meeting of October 31, 2017 (1)	-	-	-	-	-	818,671	(1,874,728)	(1,056,057)	-	(1,056,057)
Reduction of capital contribution of non-controlling interest	-	-	-	-	-	-	-	-	(137,311)	(137,311)
Incorporation by business combination (Note 4)	-	-	-	-	-	-	-	-	124,405	124,405
Changes in non-controlling interest	-	-	-	-	-	-	-	-	(64)	(64)
Balance as of June 30, 2017	126,014	2,334,451	6,758,921	93,435	6,459,273	771,400	28,216,547	44,760,041	1,782,552	46,542,593

	Reserve for future dividends	Special reserve	Changes in non-controlling interest	Total other reserves
Balance as of June 30, 2016	-	-	(47,271)	(47,271)
Assignment of results - Shareholders’ meeting of October 31, 2017 (1)	818,671	-	-	818,671
Balance as of June 30, 2017	818,671	-	(47,271)	771,400

(1) See Note 16.
(2) See Note 2.2.

The accompanying notes are an integral part of these Consolidated Financial Statements.

IRSA Propiedades Comerciales S.A.

Consolidated statements of cash flows
for the fiscal years ended June 30, 2019, 2018 and 2017
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

	Note	06.30.19	06.30.18	06.30.17
Operating activities:
Cash generated from operations	15	4,087,241	5,917,991	6,462,824
Income tax paid		(177,451)	(1,002,374)	(589,187)
Net cash generated from operating activities		3,909,790	4,915,617	5,873,637

Investing activities:
Capital contributions in associates and joint ventures		(44,966)	(70,777)	(23,127)
Acquisition of investment properties		(1,753,426)	(2,151,543)	(1,465,311)
Proceeds from sales of investment properties		-	47,311	303,337
Acquisition of property, plant and equipment		(62,557)	(36,714)	(51,455)
Advance payments		(2,834,997)	(166,637)	(346,025)
Acquisition of intangible assets		(130,053)	(37,367)	(76,969)
Acquisitions of investments in financial assets		(20,526,411)	(19,682,748)	(5,559,850)
Proceeds from investments in financial assets		21,468,781	14,750,997	7,268,428
Loans granted		6,563	(15,900)	(21,729)
Loans granted to related parties		-	(2,340)	(631,059)
Loans repayment received from related parties		-	-	428,029
Proceeds from sales of properties plant and equipment		-	19,865	-
Collection for sale of associates and joint ventures		3,812	-	-
Collection of financial assets interests		399,753	567,217	123,201
Acquisition of subsidiaries, net of cash acquired		-	(80,277)	(106,240)
Dividends received		4,581	53,325	-
Net cash used in investing activities		(3,468,920)	(6,805,588)	(158,770)

Financing activities:
Issuance of non-convertible notes		-	4,609,660	-
Repurchase of non-convertible notes		(56,356)	-	-
Borrowings obtained		2,331,581	1,242,524	440,303
Borrowings obtained from related parties		-	-	7,138
Payment of borrowings		(2,075,882)	(125,785)	(390,525)
Payments of financial leasing		(12,330)	(7,212)	(3,027)
Payment of non-convertible notes		-	-	(883,825)
Payment of derivative financial instruments		(680,221)	(692,710)	(105,497)
Proceeds from derivative financial instruments		1,101,466	1,074,404	289,099
Interest paid		(2,024,581)	(1,312,051)	(1,219,962)
Reimbursement of dividends		32,770	-	-
Dividends paid		(704,959)	(1,283,493)	(262,080)
Contribution of the non-controlling shareholders		51	-	-
Short-term loans, net		247,393	(35,468)	(23,159)
Net cash (used in)/ generated from financing activities		(1,841,068)	3,469,869	(2,151,535)

Net (decrease)/ increase in cash and cash equivalents		(1,400,198)	1,579,898	3,563,332
Cash and cash equivalents at beginning of the year	13	5,667,727	3,640,662	79,018
Foreign exchange (loss)/ gain on cash and fair value result on cash equivalents		(40,141)	451,787	10,389
Inflation adjustment		(28,401)	(4,620)	(12,077)
Cash and cash equivalents at end of the year	13	4,198,987	5,667,727	3,640,662

The accompanying notes are an integral part of these Consolidated Financial Statements.
.

IRSA Propiedades Comerciales S.A.

Notes to the Consolidated Financial Statements
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

1. Group’s business and general information

IRSA PROPIEDADES COMERCIALES S.A. (“IRSA Propiedades Comerciales” or “the Company”) is an Argentine real estate company mainly engaged in holding, leasing, managing, developing, operating and acquiring shopping malls and office buildings and holds a predominant position within the Argentine market. The Company was incorporated in 1889 under the name Sociedad Anonima Mercado de Abasto Proveedores (SAMAP) and until 1984 operated the main fresh product market in the Autonomous City of Buenos Aires. SAMAP’s core asset was the historical building of Mercado de Abasto, which served as site of the market from 1889 until 1984, when a sizable part of its operations was interrupted.

Since the Company was acquired by IRSA Inversiones y Representaciones Sociedad Anónima (hereinafter, “IRSA”) in 1994, it has grown through a series of acquisitions and development projects that resulted in a corporate reorganization pursuant to which the Company was renamed Alto Palermo S.A. which was subsequently changed to our current denomination.

As of the end of these consolidated financial statements (hereinafter, financial statements), the Company operates 332,150 square meters (sqm) in 14 shopping malls, 115,378  sqm in 8 premium offices and an extensive land reserve for future commercial developments; operates and holds a majority interest in a portfolio of 14 shopping malls in Argentina, six of which are located in the Autonomous City of Buenos Aires (Abasto Shopping, Alcorta Shopping, Alto Palermo, Patio Bullrich, Dot Baires Shopping and Distrito Arcos), two in Buenos Aires province (Alto Avellaneda and Soleil Premium Outlet) and the rest are situated in different provinces (Alto Noa in the City of Salta, Alto Rosario in the City of Rosario, Mendoza Plaza in the City of Mendoza, Córdoba Shopping Villa Cabrera in the City of Córdoba, Alto Comahue in the City of Neuquén and La Ribera Shopping in the City of Santa Fe). The Company also owns the historic building where the Patio Olmos Shopping Mall is located, operated by a third party.

The Company’s shares are traded on the Buenos Aires Stock Exchange (BYMA: IRCP) and in United States of America on the NASDAQ (NASDAQ: IRCP).

The Company and its subsidiaries are hereinafter referred to jointly as “the Group”. Our main shareholder and parent company is IRSA and IFIS Limited is our ultimate parent company.

These consolidated financial statements (financial statements) have been approved by the Board of Directors to be issued on September 5, 2019.

2. Summary of significant accounting policies

2.1 Basis of preparation of the Consolidated Financial Statements

(a)
Basis of preparation

These Consolidated Financial Statements have been prepared in accordance with International Financial Reporting Standard (“IFRS”) issued by the International Accounting Standards Board (“IASB”) and interpretations issued by the International Financial Reporting Interpretations Committee (“IFRIC”). All IFRS applicable as of the date of these Consolidated Financial Statements have been applied.

IAS 29 "Financial Reporting in Hyperinflationary Economies" ("IAS 29") that the financial statements of an entity whose functional currency is one of a hyperinflationary economy be expressed in terms of the current unit of measurement at the closing date of the reporting period, regardless of whether they are based on the historical cost method or the current cost method. To do so, in general terms, the inflation produced from the date of acquisition or from the revaluation date, as applicable, must be calculated in the non-monetary items. This requirement also includes the comparative information of the financial statements.

In order to conclude on whether an economy is categorized as hyperinflationary in the terms of IAS 29, the standard details a series of factors to be considered, including the existence of a cumulative inflation rate in three years that approximates or exceeds 100%. It is for this reason that, in accordance with IAS 29, Argentina must be considered a country with high inflation economy starting July 1, 2018.

IRSA Propiedades Comerciales S.A.

In addition, Law No. 27,468 (published in the Official Gazette on December 4, 2018), amended Section 10 of Law No. 23,928, as amended, and established that the derogation of all the laws or regulations imposing or authorizing price indexation, monetary restatement, cost variation or any other method for strengthening debts, taxes, prices or rates of goods, works or services, does not extend to financial statements, as to which the provisions of Section 62 of the General Companies Law No. 19,550 (1984 revision), as amended, shall continue to apply. Moreover, the referred law repealed Decree No. 1269/2002 dated July 16, 2002, as amended, and delegated to the Argentine Executive Branch the power to establish, through its controlled agencies, the effective date of the referred provisions in connection with the financial statements filed with it. Therefore, under General Resolution 777/2018 (published in the Official Gazette on December 28, 2018) the Argentine Securities Commission (CNV) ordered that issuers subject to its supervision shall apply the inflation adjustment to reflect the financial statements in terms of the measuring unit current at the end of the reporting period set forth in IAS 29 in their annual, interim and special financial statements closed on or after December 31, 2018. Thus, the financial statements have been reported in terms of the measuring unit current as of June 30, 2019 in accordance with IAS 29.

Pursuant to IAS 29, the financial statements of an entity whose functional currency is that of a high inflationary economy should be reported in terms of the measuring unit current as of the reporting date of the financial statements. All the amounts included in the statement of financial position which are not stated in terms of the measuring unit current as of the date of the financial statements should be restated applying the general price index. All items in the statement of comprehensive income should be stated in terms of the measuring unit current as of the date of the financial statements, applying the changes in the general price index occurred from the date on which the revenues and expenses were originally recognized in the financial statements.

Adjustment for inflation in the initial balances has been calculated considering the indexes reported by the FACPCE based on the price indexes published by the Argentine Institute of Statistics and Census (INDEC).

The principal inflation adjustment procedures are the following:
-
Monetary assets and liabilities that are recorded in the current unit of currency as of the balance sheet’s closing date are not restated because they are already stated in terms of the currency unit current as of the date of the financial statements.
-
Non-monetary assets and liabilities are recorded at cost as of the balance sheet date, and equity components are restated applying the relevant adjustment ratios.
-
All items in the statement of comprehensive income are restated applying the relevant conversion factors.
-
The effect of inflation on the Company’s net monetary position is included in the statement of comprehensive income under financial results, net, in the item “Inflation adjustment”.
-
Comparative figures have been adjusted for inflation following the procedure explained in the previous paragraphs.

Upon initially applying the inflation adjustment, the equity accounts were restated as follows:

-
Capital was restated as from the date of subscription or the date of the most recent inflation adjustment for accounting purposes, whichever is later.
-
The resulting amount was included in the “Capital adjustment” account.
-
Other comprehensive income / (loss) was restated as from each accounting allocation.
-
The other reserves in the statement of income were restated as of the initial application date, i.e., June 30, 2016.

In relation to the inflation index to be used and in accordance with the FACPCE Resolution No. 539/18, the inflation index is determined based on the Wholesale Price Index (IPIM) until 2016, considering for the months of November and December 2015, the average variation of Consumer Price indices (CPI) of the Autonomous City of Buenos Aires, because during those two months there were no national IPIM measurements. Then, from January 2017, the National Consumer Price Index (National CPI) will be considered. The tables below show the evolution of these indices in the last two fiscal years and as of June 30, 2019 according to official statistics (INDEC) following the guidelines described in Resolution 539/18

Price variation	June 30, 2016	June 30, 2017	June 30, 2018	June 30,2019
Annual	41%	19%	29%	56%
Accumulated in three years	105%	90%	117%	139%

As a consequence of the aforementioned, these financial statements as of June 30, 2019 were restated in accordance with IAS 29.

IRSA Propiedades Comerciales S.A.

(b)
Current and non-current classification

The Group presents current and non-current assets, and current and non-current liabilities, as separate classifications in its statement of financial position according to the operating cycle of each activity.

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

(c)
Presentation currency

The financial statements are presented in thousands of Argentine Pesos. Unless otherwise stated or the context otherwise requires, references to ‘Peso amounts’ or ‘Ps.’, are to Argentine Pesos, and references to ‘USD’ or ‘US dollars’ are to United States dollars.

(d)
End of the fiscal year

The fiscal year begins on July 1 and ends on June 30 each year.

(e)
Accounting conventions

See Note 2.2 to 2.31 the accounting policies applicable to each item.

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

(g)
Use of estimates

The preparation of financial statements at a certain date requires the Company’s Management to make estimations and evaluations affecting the amount of assets and liabilities recorded and contingent assets and liabilities disclosed at such date, as well as income and expenses recorded during the year. Actual results might differ from the estimates and evaluations made at the date of preparation of the consolidated financial statements. The most significant judgments made by Management in applying the Group’s accounting policies and the major estimates and significant judgments are described in Note 3.

2.2. New accounting standards

The following standards, amendments and interpretations have been published by the IASB and by the IFRIC. Below we outline the standards, amendments and interpretations that may potentially have an impact on the Group as of the time of adoption.

IRSA Propiedades Comerciales S.A.

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
Provides the new revenue recognition model derived from contracts with customers. The core principle underlying the model is satisfaction of obligations assumed with customers. Applies to all contracts with customers, other than those covered by other IFRS pronouncements, such as leases, insurance and financial instruments contracts. The standard does not address recognition of interest or dividend income.
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
06-30-2019

The adoption of these standards, amendments and interpretations adopted, do not have a material impact on the Group, except IFRS 9:

IFRS 9: Financial instruments

The standard includes a new model of "expected credit loss" for credits or other assets not measured at fair value. The new model presents a dual measurement approach for impairment: if the credit risk of a financial asset has not increased significantly since its initial recognition, an impairment allowance will be recorded in the amount of expected credit losses resulting from the events of non-compliance that are possible within a certain period. If the credit risk has increased significantly, in most cases the allowance will increase, and the amount of the expected loss will be recorded.

In accordance with the new standard, in cases where a change in terms or exchange of financial liabilities is immaterial and does not lead, at the time of analysis, to the reduction of the previous liability and recognition of the new liability, the new cash flows must be discounted at the original effective interest rate, recording the impact of the difference between the present value of the financial liability that has the new terms and the present value of the original financial liability that is recognized in results. As a result of the application of the standard, the amount of the liabilities, whose terms were modified and for which a new effective interest rate was calculated at the time of the change the terms in accordance with IAS 39, will be recalculated from the date of the change using the original effective interest rate.

The Group has adopted IFRS 9 through the modified retrospective method due to the impact of the application of said standard on the calculation of the allowance for doubtful accounts in our investee Tarshop S.A. until the date of its sale. The impact amounts to Ps. 28,811 in retained earnings as of June 30, 2018 and Ps. 13,342 in associates and joint ventures as of June 30, 2019.

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
06-30-2020
Amendment to IAS 28 “Investment in associates and joint ventures”	Requires the adoption of IFRS 9 regarding long-term investments that are essentially part of the net investment of an entity in an associate or joint venture	06-30-2020
Definition of Material - Amendments to IAS 1 and IAS 8
The IASB has made modifications to IAS 1 “Presentation of Financial Statements” and IAS 8“Accounting policies, changes in accounting estimates and errors” requires that the materiality be consistent for the application of IFRS.
06-30-2020
Defining a business - Amendments to IFRS 3	The new business definition requires that a business combination contribute significantly to creating products or services.	06-30-2020

The future adoption of these standards and amendments, will not have a material impact to the Group, except IFRS 16.

IFRS 16: Leases

The standard establishes the criteria for recognition and valuation of leases for lessees and lessors. The changes incorporated mainly impact the tenant's accounting. IFRS 16 provides that the lessee recognize an asset for the right of use and a liability at present value with respect to those contracts that meet the definition of lease agreements according to IFRS 16. In accordance with the standard, a lease agreement is one that provides the right to control the use of an identified asset for a specific period. In order for a company to have control over the use of an identified asset: a) it must have the right to obtain substantially all the economic benefits of the identified asset and b) it must have the right to direct the use of the identified asset.

The standard allows an entity to exclude the short-term contracts (under 12 months) and those in which the underlying asset has low value.

It is anticipated that the application of IFRS 16 will increase assets and liabilities (see impact on the transition date below) and generate a decrease in operating costs for leases. On the other hand, the balance of depreciation and financial results generated by the present value of those lease liabilities will increase. It will also modify the presentation of the statement of comprehensive income and the statement of cash flow.

The standard is effective for the years beginning on July 1, 2019. The approximate impact of the implementation of this standard at that date would be an increase in non-current assets due to initial recognition of the right of use and lease liabilities in the amount of Ps. 225 million.

At the date of issuance of these financial statements, there are no other standards or modifications issued by the IASB that are not yet effective and are expected to have a significant effect on the Group.

IRSA Propiedades Comerciales S.A.

2.3. Scope of consolidation

(a)
Subsidiaries

Subsidiaries are all entities (including structured entities) over which the Group has control. The Group controls an entity when the Group is exposed to, or has rights to, variable returns from its investment in the entity and has the ability to effect such returns through its power over the entity. The Group also analyzes whether there is control when it does not hold more than 50% of the voting rights of an entity but does have the capacity to define its relevant activities because of de-facto control.

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

The Group has elected to recognize acquisition of assets or groups of assets carried out between entities under common control that also qualify as “Business Combination” according to IFRS 3, using the acquisition method.

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

IRSA Propiedades Comerciales S.A.

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

The Group’s share of post-acquisition profit or loss is recognized in the consolidated statements of comprehensive income, and its share of post-acquisition movements is recognized in other comprehensive income with a corresponding adjustment to the carrying amount of the investment. When the Group’s share of losses in an associate equals or exceeds its interest in the associate, including any other unsecured receivables, the Group does not recognize further losses, unless it has incurred legal or constructive obligations or made payments on behalf of the associate.

The Group determines at each reporting date whether there is any objective evidence that the investment in the associate is impaired. If this is the case, the Group calculates the amount of any impairment as the difference between the recoverable amount of the associate and it is carrying value and recognizes the impairment loss within “share of profit of associates and joint ventures line item” in the Statements of comprehensive income.

Profits and losses resulting from upstream and downstream transactions between the Group and its associate are recognized in the financial statements only to the extent of any unrelated investor’s interests in the associates. Unrealized losses are eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of associates have been changed where necessary to ensure consistency with the policies adopted by the Group.

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

IRSA Propiedades Comerciales S.A.

Summarized financial information and other information for associates is included in Note 8.

(e)
Joint arrangements

Joint arrangements are arrangements of which the Group and another party or parties have joint control bound by a contractual arrangement. Under IFRS 11, investments in joint arrangements are classified as either joint ventures or joint operations depending on the contractual rights and obligations each investor has rather than the legal structure of the joint arrangement. A joint venture is a joint arrangement whereby the parties that have joint control of the venture have rights to the net assets of the venture. A joint operation is a joint arrangement whereby the parties that have joint control of the operation have rights to the assets and obligations for the liabilities, relating to the operation. The Group has assessed the nature of its joint arrangements and determined them to be joint ventures.

Investments in joint ventures are accounted for under the equity method, whereby interests in joint ventures are initially recognized in the consolidated statement of financial position at cost and adjusted thereafter to recognize the Group’s share of the post-acquisition profits or losses and movements in other comprehensive income in the consolidated statements of comprehensive income and in other comprehensive income, respectively.

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

2.4. Segment reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the Chief Operating Decision Maker (“CODM”), the Group’s Executive Committee. The CODM is responsible for allocating resources and assessing performance of the operating segments as described in Note 6.

2.5. Foreign currency translation

(a)
Functional and presentation currency

Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (‘the functional currency’). These Financial Statements are presented in Argentine Pesos, which is the Group’s presentation currency.

IRSA Propiedades Comerciales S.A.

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

Investment property also includes properties that are being constructed or developed for future use as investment properties. The Group also classifies land whose future use has not been determined yet as investment property.

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

After initial recognition, investment properties are carried at fair value. Investment properties that are being redeveloped for continuing use as investment property or for which the market has become less active, continues to be measured at fair value. Investment properties under construction are measured at fair value if the fair value is considered to be reliably determinable. Investment properties under construction for which the fair value cannot be determined reliably, but for which the Group expects that the fair value of the property will be reliably determinable when construction is completed, are measured at cost less impairment until the fair value becomes reliably determinable or construction is completed, whichever is earlier.

IRSA Propiedades Comerciales S.A.

Fair values are determined differently depending on the type of property being measured.

Generally, fair value of office buildings and land reserves is based on active market prices, adjusted, if necessary, for differences in the nature, location or condition of the specific asset. If this information is not available, the Group uses alternative valuation methods, such as recent prices for similar properties in less active markets or discounted cash flow projections (Level 2).

The fair value of the Group’s portfolio of Shopping Malls is based on discounted cash flow projections. This method of valuation is commonly used in the shopping mall industry in the geographic region where the Group conducts its operations (Level 3).

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

Changes in fair values are recognized in the consolidated statements of comprehensive income under the line item “Net (loss)/ gain from fair value adjustments of investment properties”.

Asset transfers, including assets classified as investments properties which are reclassified under other items or vice-versa, may only be carried out when there is a change of use evidenced by: a) commencement of occupation of real property by the Group, where investment property is transferred to property, plant and equipment; b) commencement of development activities for sale purposes, where investment property is transferred to property for sale; c) the end of occupation by the Group, where it is transferred from property, plant and equipment to investment properties; or d) commencement of an operating lease transaction with a third party, where properties for sale are transferred to investment properties. The value of the transfer is the one that the property had at the time of the transfer and subsequently is valued in accordance with the accounting policy related to the item.

The Group may sell an investment property when it considers it is not core to its ongoing rental business activities. Where the Group disposes of a property at fair value in an arm’s-length transaction, the carrying value immediately prior to the sale is adjusted to the transaction price, and the adjustment is recorded in the statements of comprehensive income in the line “Net (loss)/ gain from fair value adjustments of investment properties”.

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

All property, plant and equipment (“PPE”) is stated at historical cost less depreciation and accumulated impairment, if any. Historical cost includes expenditure that is directly attributable to the acquisition of the items. For properties under development, capitalization of costs includes not only financial costs, but also all costs directly attributable to works-in-process, from commencement of construction until it is completed and property is ready to start operating. Capitalized costs include mainly the part attributable to third-party service costs, as well as the materials necessary for construction. Capitalization of such costs ceases when the property reaches the operating conditions indicated above.

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

As of June 30, 2019 useful lives are as follows:

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

2.8. Leases

Leases are classified at their inception as either operating or finance leases based on the economic substance of the lease.

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

Finance lease - leases of assets where the Group has substantially all the risks and rewards of ownership are classified as finance leases. Finance leases are capitalized at the commencement of the lease at the lower of the fair value of the property and the present value of the minimum lease payments. Capitalized lease assets are depreciated over the shorter of the estimated useful life of the assets and the lease term. The finance charges are charged over the lease period to produce a constant periodic rate of interest on the remaining balance of the liability for each period. Liabilities corresponding to finance leases, measured at discounted value, are included in current and non-current borrowings. Significant leases where the Group acts as lessee under finance leases include machinery and computer equipment.

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

At acquisition goodwill is allocated to those cash generating units expected to benefit from the acquisition for the purpose of impairment (Note 2.10.). Following initial recognition, goodwill is measured at cost less any accumulated impairment losses. Goodwill arising on the acquisition of subsidiaries is included within “Intangible assets” in the statements of financial position.

Goodwill may also arise upon investments in associates and joint ventures, calculated as the surplus of the cost of investment over the Group’s share of the fair value of the net identifiable assets. Such goodwill is recorded within investments in associates or joint ventures.

Goodwill is not amortized but tested for impairment at each fiscal year end, or more frequently if there is an indication of impairment.

(b)
Software

Acquired computer software licenses are capitalized based on the costs incurred to acquire and bring to use the specific software. These costs are amortized over their estimated useful lives, generally between 3 and 5 years.

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

IRSA Propiedades Comerciales S.A.

Directly attributable costs that are capitalized as part of the software product include the costs of software development employees and an appropriate portion of relevant overheads.

Other development expenditures that do not meet these criteria are recognized as an expense as incurred. Development costs previously recognized as an expense are not recognized as an asset in a subsequent period.

Computer software development costs recognized as assets are amortized over their estimated useful lives, which may not exceed five years.

(c)
Rights of use

The Group acquired certain rights to develop a plot of land and facilities. These rights primarily comprise the right to develop the land and attached buildings and facilities known as Distrito Arcos (“Arcos”).

The Arcos land and attached facilities are owned by Administration of Railway Infrastructure (“ADIF”, as per its Spanish acronym), a governmental agency created for the management of certain of the Argentine State’s properties, particularly assets pertaining to the railway system. Arcos consists of the old warehouse and adjacent spaces below the tracks of the San Martin railway lines. The right was acquired as part of the Arcos acquisition and is carried at acquisition cost less accumulated amortization. Amortization is calculated using the straight-line method over the period in which the economic benefits of use accrue. The Group must pay ADIF a fee on a monthly basis.

(d)
Right to receive future units under barter agreements

The Group also enters into barter transactions where the Group normally exchanges undeveloped parcels of land with third-party developers for future property or units to be constructed on the bartered land. The Group generally receives monetary assets as part of the transactions and/or a right to receive future units to be constructed by developers. Such rights are initially recognized at cost (which is the fair value of the land assigned) and such rights are not adjusted later, unless there is any sign of impairment.

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

2.11. Trading properties

Trading properties comprise those properties intended either for sale or in the process of construction for sale. Trading properties are carried at the lower of cost and net realizable value. Where there is a change in use of investment properties evidenced by the commencement of development with a view to sale, the properties are reclassified as trading properties at cost, which is the carrying value at the date of change in use. They are subsequently carried at the lower of cost and net realizable value.

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

Equity instruments

All equity instruments, which are neither subsidiaries, associate companies nor joint ventures of the Group, are measured at fair value. Equity investments that are held for trading are measured at fair value through profit or loss. For all other equity investments, the Group can make an irrevocable election at initial recognition to recognize changes in fair value through other comprehensive income rather than profit or loss. The Group decided to recognize changes in fair value of equity investments through changes in profit or loss.

At initial recognition, the Group measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss, transaction costs that are directly attributable to the acquisition of the financial asset. Transaction costs of financial assets carried at fair value through profit or loss are expensed in the statements of comprehensive income.

Regular purchases and sales of financial assets are recognized on the date on which the Group commits to purchase or sell the asset. Financial assets are derecognized when the rights to receive cash flows from the investments have expired or have been transferred and the Group has transferred substantially all risks and rewards of ownership.

In general, the Group uses the transaction price to ascertain the fair value of a financial instrument on initial recognition. In the other cases, the Group records a gain or loss on initial recognition only if the fair value of the financial instrument can be supported by other comparable transactions observable in the market for the same type of instrument or if based on a technical valuation that only inputs observable market data. Unrecognized gains or losses on initial recognition of a financial asset are recognized later on, only to the extent they arise from a change in factors (including time) that market participants would consider upon setting the price.

Gains/losses on debt instruments measured at amortized cost and not identified for hedging purposes are charged to income where the financial assets are derecognized or an impairment loss is recognized, and during the amortization process under the effective interest method. The Group is required to reclassify all affected debt investments when and only when its business model for managing those assets changes.

The Group assesses at the end of each reporting period whether there is objective evidence that a financial asset or group of financial assets measured at amortized cost is impaired. A financial asset or a group of financial assets is impaired and impairment losses are incurred only if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a “loss event”) and that loss event (or events) can be reliably estimated. The amount of the impairment is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset’s original effective interest rate.

Financial assets and liabilities are offset and the net amount reported in the statement of financial position when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis, or realize the asset and settle the liability simultaneously.

IRSA Propiedades Comerciales S.A.

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

The Group’s policy is to apply hedge accounting to hedging relationships where it is permissible under IFRS 9, practical to do so and its application reduces volatility, but transactions that may be effective hedges in economic terms may not always qualify for hedge accounting under IFRS 9. To date the Group has not applied hedge accounting to any of its derivative financial instruments. Trading derivatives are classified as a current asset or liability in the statement of financial position. Gains and losses on other derivatives are classified in “Financial results, net” in the statements of comprehensive income.

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

An allowance for doubtful accounts is recorded when there is objective evidence that the Group may not be able to collect all receivables within their original payment term. Indicators of doubtful accounts include significant financial distress of the debtor, the debtor potentially filing a petition for reorganization or bankruptcy, or any event of default or past due account.

In the case of larger non-homogeneous receivables, the impairment provision is calculated on an individual basis.

The Group collectively evaluates smaller-balance homogeneous receivables for impairment. For that purpose, they are grouped on the basis of similar risk characteristics, and account asset type, collateral type, past-due status and other relevant factors are taken into account.

The amount of the allowance is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the original effective interest rate. The carrying amount of the asset is reduced through the use of an allowance account, and the amount of the loss is recognized in the Statements of Comprehensive Income within “Selling expenses”. Subsequent recoveries of amounts previously written off are credited against “Selling expenses” in the Statements of Comprehensive Income.

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

IRSA Propiedades Comerciales S.A.

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

IRSA Propiedades Comerciales S.A.

2.22. Shared based payments

The Group operates an incentive plan, under which certain selected employees, directors and top management of the Company, IRSA and Cresud have a right to matching shares of IRSA and Cresud, although they must hold their purchased shares and remain with the employer entity for a specified period of time.

The fair value of the equity settled awards is measured at the date of grant. Management measures the fair value using the valuation technique that it considers to be the most appropriate to value each class of award. Methods used may include Black-Scholes calculations or other models as appropriate. The valuations consider factors such as non-transferability, exercise restrictions and behavioral considerations.

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

Current income tax charge is calculated based on tax laws enacted or substantially enacted at the date of the statement of financial position in the countries where the Company and its subsidiaries operate and generate taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. The Group establishes provisions where appropriate based on amounts expected to be paid to the tax authorities.

Deferred income tax is recognized, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. However, deferred tax liabilities are not recognized if they arise from the initial recognition of goodwill; deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantively enacted by the date of the statement of financial position and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled.

Deferred income tax assets are recognized only to the extent that it is probable that future taxable profit will be available, against which the temporary differences can be utilized.

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

IRSA Propiedades Comerciales S.A.

Minimum presumed income tax was repealed by the Law No. 27,260 in section 76 for the annual periods beginning on January 1, 2019.

In this respect, considering recent Instruction No. 2 issued by the Federal Administration of Public Revenue (AFIP), if the Company posts financial and tax losses, no provision for income tax would be recorded.

2.24. Cash and cash equivalents

Cash and cash equivalents includes cash on hand, deposits held with banks, and other short-term liquid investments with original maturities of three months or less. Cash equivalents do not include bank overdrafts.

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

●
Shopping malls portfolio

Primarily comprises rental income from shopping mall properties leased pursuant to operating leases, admission rights, commissions and revenue from several services provided to the Group’s lessees.

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

The Group analyzed the definition of leasing term in IAS 17 which provides that a non-cancellable lease is a lease that is cancellable only (a) upon the occurrence of some remote contingency, (b) with the permission of the lessor, (c) if the lessee enters into a new lease with the same lessor or (d) upon payment by the lessee of such an additional amount that, at inception of the lease, continuation of the lease is reasonably certain.

The Group has determined that, in all operating leases, the lease term for accounting purposes matches the term of the contract. The Group concluded that, even though a lease is cancellable under law, tenants would incur significant “economic penalties” if the leases are terminated prior to expiry. The Group considered that these economic penalties are of such amount that continuation of the lease contracts by tenants appears to be reasonably certain at the inception of the respective agreements. The Group reached this conclusion based on factors such as: (i) the strategic geographical location and accessibility to customers of the Group’s investment properties; (ii) the nature and tenure of tenants (mostly well-known local and international retail chains); (iii) limited availability of identical revenue-producing space in the areas where the Group’s investment properties are located; (iv) the tenants’ brand image and other competitive considerations; (v) tenants’ significant expenses incurred in renovation, maintenance and improvements on the leased space to fit their own image; (vi) the majority of the Group’s tenants only have stores in shopping malls with a few or none street stores. See details in Note 24.

IRSA Propiedades Comerciales S.A.

Lessees of shopping malls are generally required to pay the higher of: (i) a base monthly rent (the “Base Rent”) and (ii) a specific percentage of gross monthly sales recorded by the lessee (the “Contingent Rent”), which generally ranges between 2% and 12% the lessee´s gross sales. Moreover, in accordance with agreements entered for most locations, the Base Rent is subject to scheduled increases, typically between 10% and 24% annually over the term of the lease.

In addition, some leases include provisions that set forth variable rent based on specific volumes of sales and other types of ratios.

Rental income from shopping mall properties leased operating leases is recognized in the consolidated statements of comprehensive income on a straight-line basis over the term of the leases. When lease incentives are granted, they are recognized as an integral part of the net consideration for the use of the property and are therefore recognized on the same straight-line basis.

Contingent rents, being lease payments that are not fixed at the inception of a lease, are recorded as income in the periods in which they are known and can be determined. Rent reviews are recognized when such reviews have been agreed with tenants.

Tenants in the Group’s shopping mall are also generally charged a non-refundable admission right upon entering a lease contract or renewing an existing one. Admission rights are treated as additional rental income and recognized in the statement of comprehensive income on a straight-line basis over the term of the respective lease agreement.

The Group acts as its own leasing agent for arranging and closing lease agreements for its shopping malls properties and consequently earns letting fees. Letting fees are paid by tenants upon the successful closing of a lease. A transaction is considered successfully concluded when both parties have signed the related lease contract. Letting fees received by the Group are treated as additional rental income and are recognized in the statement of comprehensive income on a straight-line basis over the term of the lease agreements.

Lease contracts also provide that common area maintenance (“CAM”) of the Group’s shopping malls are borne by the corresponding lessees, generally on a pro rata basis. CAM include all such expenses convenient and necessary for various purposes including, but not limited to, the operation, maintenance, management, safety, preservation, repair, supervision, insurance and enhancement of the shopping malls. The lessor is responsible for determining the need and suitability of incurring a common area service charge. The Group makes the original payment for such expenses, which are then reimbursed by the lessees. The Group considered that it acts as a principal in these cases.

Service charge income related to CAM is presented separately from property operating expenses. Property operating expenses are expensed as incurred.

Under the terms of the leases, lessees also agree to participate in and contribute to the collective promotion funds (“CPF”) to be used in advertising and promoting the Group’s shopping malls. Each lessee’s participation generally equals a percentage calculated based on the monthly accrued rental prices.

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

●
Office and other rental properties portfolio

Rental income from office and other rental properties include rental income from offices leased under operating leases, income for services and expenses recovery paid by tenant.

Rental income from office and other rental properties leased out under operating leases is recognized in the consolidated statements of comprehensive income on a straight-line basis over the term of the leases (“rent averaging”). When lease incentives are granted, they are recognized as an integral part of the net consideration for the use of the property and are therefore recognized on the same straight-line basis.

IRSA Propiedades Comerciales S.A.

Contingent rents are recorded as income in the periods in which they are collected. Rent reviews are recognized when such reviews have been agreed with tenants.

Leases also provide that common area service charges of the Group’s office and other rental properties are borne by the corresponding lessees, generally on a pro rata basis. These common area service charges include all such expenses convenient and necessary for various purposes including, but not limited to, the operation, maintenance, management, safety, preservation, repair, supervision, insurance and enhancement of the shopping malls. The Group acts as the management of rental properties. The Group makes the inicial payment for such expenses, which are then reimbursed by the lessees. The Group considered that it acts as a principal in these cases. The Group accrues reimbursements from tenants for recoverable portions of all these expenses as service charge revenue in the period the applicable expenditures are incurred and is presented separately from property operating expenses. Property operating expenses are expensed as incurred.

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

The Group applies IFRIC 15 “Agreements for the Construction of Real Estate”. IFRIC 15 gives guidance as to which standard applies when accounting for the construction of real estate; that is IAS 11 “Construction Contracts” or IAS 18 “Revenue”. IFRIC 15 interprets that an agreement meets the definition of a construction contract under IAS 11 when the buyer is able to specify the major structural elements of the design of the property either before or during construction. Furthermore, IFRIC 15 interprets that an agreement is for the sale of goods under IAS 18 when construction takes place independently of the agreement and the buyer has only a limited ability to influence the design. The Group has assessed the nature of its agreements and determined that they are within the scope of IAS 18. As a result, the Group recognizes revenue from the sale of open market private homes and commercial units entirely at the delivery date in accordance with IAS 18.

The Group also enters into barter transactions where the Group normally exchanges undeveloped parcels of land with third-party developers for future property to be constructed on the bartered land and on occasion, the Group also receives cash as part of these transactions. Legal title to the land together with all risks and rewards of ownership are transferred to the developer upon sale. The Group generally requires the developer to seek insurances or to mortgage the land in favor of the Group as performance guarantee. If the developer does not fulfil its obligations, the Group has the right to forecloses on the land through the execution of the mortgage or the surety insurances, together with a cash penalty.

The Group may sell the residential apartments to third-party homebuyers once they are finalized and transferred from the developer. In these circumstances, revenue is recognized when the significant risks and rewards are transferred to the buyer. This will normally take place when the deeds of title are transferred to the homebuyer.

However, the Group may market residential apartments during construction or even before construction commences. In these situations, buyers generally surrender a down payment to the Group with the remaining amount being paid when the developer completes the property and transfers it to the Group, and the Group in turn transfers it to the buyer. In these cases, revenue is not recognized until the apartments are completed and the transaction is legally completed, that is when the apartments are transferred to the homebuyers and deeds of title are executed. This is because in the event the residential apartments are not completed by the developer and consequently not delivered to the homebuyer, the Group is contractually obligated to return to the homebuyer any down payment received plus a penalty amount. The Group may then seek legal remedy against the developer for breach of its obligations under the agreement. The Group exercised judgment and considers that the most significant risk associated with the asset the Group holds (i.e., the right to receive the apartments) consisting of the unfulfillment of the developer´s obligations (i.e, failure to complete the construction of the apartments) has not been transferred to the homebuyers upon reception of the down payment.

IRSA Propiedades Comerciales S.A.

2.26. Share capital

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new ordinary shares or options are shown in equity as a deduction, net of tax, from the proceeds.

When any of the Group’s subsidiaries purchases the Company’s share capital (treasury shares), the consideration paid, including any directly attributable incremental costs (net of tax), is deducted from equity attributable to the Company’s equity holders until the shares are cancelled or reissued. When such ordinary shares are subsequently reissued, any consideration received, net of any directly attributable incremental transaction costs and related income tax effects, is included in equity attributable to the Company’s equity holders.

Instruments issued by the Group that will be settled by the Company delivering a fixed number of its own equity instruments in exchange for a fixed amount of cash or another financial asset are classified as equity.

2.27. Earnings per share

Earnings per share is calculated by dividing the profit for the year attributable to equity holders of the parent by the weighted average number of common shares outstanding during the year. Diluted earnings per share is computed by dividing the profit for the year by the weighted average number of common shares outstanding, and when dilutive, adjusted for the effect of all potentially dilutive shares, including share options, on an as-if converted basis.

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

2.28. Dividend distribution

Cash dividend distribution to the Group’s shareholders is recognized as a liability at the period in which the dividends are approved. Such amounts have been recorded either under Retained Earnings, if already forfeited or under Trade and Other Payables, if not forfeited.

2.29. Dividends income

Dividends earned are recorded when declared.

2.30. Comparative information

The balances as of June 30, 2018 and 2017 that are disclosed for comparative purposes were restated in accordance with IAS 29. See Note 2.1. During the year ended June 30, 2019, the Group decided to reclassify the interest income from past-due invoices to other operating results. These reclassifications were made retrospectively, and these reclassifications were not material for the financial statements previously issued both individually and as a whole. This change aims to provide shareholders relevant information of our business activities and improve the comparability of these financial statements with its peers.

During year ended June 30, 2019, 2018 and 2017, there was a devaluation of the Argentine peso in relation to the US Dollar of approximately 47%, 74% and 11%, respectively. This situation affects the comparability of figures disclosed in these Financial Statements, arising mainly from the impact of the exchange rate on our assets and liabilities in foreign currency.

IRSA Propiedades Comerciales S.A.

2.31. Seasonal effects on operations

The operations of the Group’s shopping mall are subject to seasonal effects, which affect the level of sales recorded by tenants. During summertime (January and February), shopping mall tenants experience the lowest sales levels in comparison with the winter holidays (July) and during the period of Christmas’ Seasons (December) when they tend to record sales peaks. Apparel stores generally change their collections during the spring and the fall, which impacts positively on shopping mall sales. Sale discounts at the end of each season also impact in the business. Consequently, a higher level of revenues is generally expected in shopping mall operations during the second half of each year rather than the first.

3. Significant judgments, key assumptions and estimates

Not all these significant accounting policies require management to make subjective or complex judgments or estimates. The following is intended to provide an understanding of the policies that management considers critical because of the level of complexity, judgment or estimations involved in their application and their impact on the financial statements. These judgments involve assumptions or estimates in respect of future events. Actual results may differ from these estimates.

Estimation	Main assumptions	Potential implications	Main references
Business combination - Allocation of acquisition price	Assumptions regarding timing, amount of future revenues and expenses, revenue growth, expected rate of return, economic conditions, discount rate, among others.	If the assumptions made turn out to be inaccurate, the recognized combination may not be correct.	Note 4 – Acquisitions and dispositions
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
		Upon the improper determination of the provision for income tax, the Group will be bound to pay additional taxes, including fines and compensatory and punitive interest.	Note 20 – Taxes
Allowance for doubtful accounts	A periodic review is conducted of receivables risks in the Group’s client portfolios. Bad debts based on the expiration and specific conditions of account receivables.	Incorrect recognition of charges / reimbursements of the allowance for bad debt.	Note 14 – Trade and other receivables
Level 2 and 3 financial instruments
Main assumptions used by the Group are:
● Discounted projected income by interest rate
● Values determined in accordance with the shares in equity funds on the basis of its financial statements, based on fair value or investment assessments.
● Comparable market multiple (EV/GMV ratio).
● Underlying asset price (Market price); share price volatility (historical) and market interest-rate (Libor rate curve).
		Incorrect recognition of a charge to profit / (loss).	Note 13 – Financial instruments by category
Probability estimate of contingent liabilities.	Whether more economic resources may be spent in relation to litigation against the Group; such estimate is based on legal advisors’ opinions.	Charge / reversal of provision in relation to a claim.	Note 19 – Provisions

IRSA Propiedades Comerciales S.A.

4. Acquisitions and disposals

Fiscal year ended as of June 30, 2019

Acquisition of Catalinas

The Company’s Board of Directors has approved the acquisition from its parent company IRSA of 14,213 sqm of gross leasable area of the building under development called “Catalinas” located in the City of Buenos Aires.

The building consists of 35,208 sqm of gross leasable area over 30 office floors and 316 parking lots located in 4 basements and is currently under construction. The price of the transaction was established in the fixed amount of USD 60.3 million. Previously, the Company had adquired 16,194 sqm from IRSA. Accordingly, after completing the transaction mentioned above, the Company will have adquired the total of 30,407 sqm of gross leasable area, equivalent to a total 86.37% of the building´s gross leasable area.

Constitution of La Malteria S.A.

On July 11, 2018, "La Malteria S.A.” was formed, with a capital contribution of Ps. 0.1 millon consisting of 100,000 common nominative shares with a par value of Ps. 1.00. IRSA Commercial Properties S.A. subscribed 95,000 shares of share capital, while the remaining 5,000 were subscribed by Fibesa S.A..

Constitution of Pareto S.A.

On October 8, 2018, Pareto S.A. was form, its purpose is to design, program and develop software and mobile and web applications.

Pareto started with a capital of 100,000 common shares with a par value of Ps. 1.00 of which 65% was owned by IRSA Propiedades Comerciales.

On December 17, 2018, a capital contribution was approved for 16,500 shares of par value Ps. 1.00, subscribed in full by the Company, with a paid in capital of Ps. 4,308.65 per share, amounting Ps. 71.1 million. As a result of this capital increase, the stake of the Company increased to 69.96%.

On the same date, Espacio Digital S.A. (EDSA), issued a transfer of assets offer to Pareto S.A. which includes among other things the source code of the application, client portfolio and brand for total consideration of USD 0.6 million.

Sale of Tarshop

On February 14, 2019, the Group sold the entire shareholding in Tarshop S.A. to Banco Hipotecario S.A..The parties agree that the seller will be entitled to a variable remuneration, if the buyer, in a period not exceeding 2 years, sell all or part of the participation to a third party.

The loss for this transaction amounted was Ps. 123.9 million.

Fiscal year ended as of June 30, 2018

Acquisition of La Arena

On February 20, 2018, IRSA Propiedades Comerciales, through its subsidiary Ogden Argentina S.A. ("OASA"), which the Company controlled through Entertainment Holdings S.A., acquired a 60% equity interest in La Arena, which developed and operates the stadium known as “DIRECTV ARENA”, located in Tortuguitas, Province of Buenos Aires.

The price set for the transaction amounted to USD 4.2 million, of which USD 1.9 million was outstanding as of the date of these financial statements.

See in Note 15 the balances incorporated by business combination.

IRSA Propiedades Comerciales S.A.

Acquisition of plot of land La Plata

On March 22, 2018, IRSA Propiedades Comerciales acquired, directly and indirectly, 100% of a plot of land of 78,614 sqm of surface located in Camino General Belgrano, between 514th Av., 19th Av. and 511 Street, in the town of La Plata, province of Buenos Aires.

The operation was made through the purchase of 100% of the shares of common stock of the company Centro de Entretenimientos La Plata S.A. ("CELAP"), owner of 61.85% of the property and the direct purchase of the remaining 38.15% of the shares of common stock from un-related third parties.

The total price of the transaction was USD 7.5 million, which has been fully paid.

The purpose of this acquisition is the future development of a mixed-use project.

Acquisition of plot of land in Mendoza

On March 14, 2019, the Company acquired a 3,641 sqm plot of land adjacent to the Mendoza Shopping, for an amount of USD 1.2 million. As of the date of these Financial Statements, USD 0.8 million was outstanding.

Sale of units in Intercontinental Building

IRSA Propiedades Comerciales sold 851.79 square meters corresponding to one floor of office and eight parking lots in the Intercontinental Plaza building. The consideration was USD 3 million, which was fully paid.

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

The Group’s risk management policies are implemented at all of its subsidiaries in order to identify and analyze the overall risks faced by the Group, to set appropriate risk limits and controls to monitor risks and adherence to limits. Risk management policies and systems are reviewed regularly to reflect changes in market conditions and the Group’s activities. The Group’s management framework includes policies, procedures, limits and allowed types of derivative financial instruments.

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

IRSA Propiedades Comerciales S.A.

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

Financial instruments are only considered sensitive to foreign exchange rates where they are not in the functional currency of the entity that holds them. The following table shows the US dollar-denominated net amounts of the financial instruments for the years ended June 30, 2019 and 2018. All amounts are presented in Argentine Pesos, the presentation currency of the Group:

	Net monetary position liability
	06.30.19	06.30.18
Borrowing position with third parties	(16,977,349)	(15,086,167)
Lending position with related parties	2,851,630	561,565
Net monetary position	(14,125,719)	(14,524,602)

The Group estimates that, other factors being constant, a 10% oscillation of the US dollar against the Argentine Peso at year-end would impact in the profit before income tax in an amount of Ps. 1,412,572 and Ps. 1,452,460 for the years ended June 30, 2019 and 2018, respectively.

This sensitivity analysis provides only a limited, point-in-time view of the sensitivity of the foreign exchange risk associated with Group’s financial instruments. The actual impact of the foreign exchange rate changes on the Group’s financial instruments may differ significantly from the impact shown in the sensitivity analysis.

Furthermore, the Group also uses derivative instruments, such as foreign currency forward contracts, to manage exposure to foreign exchange risk. As of June 30, 2019 and 2018 there were foreign-currency forward contracts in the amount of Ps. 5,211 (net assets) and Ps. 73,679 (assets), respectively.

Interest rate risk

The Group is exposed to interest rate risk on its investments in debt instruments, short-term and long-term borrowings and derivative financial instruments.

IRSA Propiedades Comerciales S.A.

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

See in Note 18 for a breakdown of the Group’s fixed-rate and floating-rate borrowings by currency denomination (excluding finance leases) for the years ended June 30, 2019 and 2018 :

The Group estimates that, other factors being constant, a 1% oscillation in floating rates at year-end would impact the profit before income tax for the year ended June 30, 2019 and 2018 by Ps. 18.45 million and Ps. 17.15 million, respectively.

Other price risk

The Group is exposed to price risk inherent in equity investments, which are classified on the consolidated statement of financial position at fair value through profit or loss. The Group regularly reviews the prices evolution of these equity securities in order to identify significant movements.

As of June 30, 2019 and 2018, the total value of the investment in equity securities issued by other companies equals to Ps. 391.2 million and Ps. 313.8 million, respectively (See Note 13).

The Group estimates that, other factors being constant, a 10% oscillation in equity indexes at fiscal year-end would decrease profit before income tax for the years ended June 30, 2019 and 2018 by Ps. 39.1 million and Ps. 31.4 million, respectively.

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

IRSA Propiedades Comerciales S.A.

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

Trade receivables from investment and development property activities are primarily derived from leases and services from shopping malls, offices and other rental properties; receivables from the sale of trading properties and investment properties (primarily undeveloped land and non-retail rental properties). The Group has a large customer base and is not dependent on any single customer.

The Group has specific policies to ensure that rental contracts are transacted with counterparties with appropriate credit quality. The majority of the Group’s shopping mall, office and other rental properties’ tenants are well-recognized retailers, diversified companies, professional organizations, and others. Owing to the long-term nature and diversity of its tenancy arrangements, the credit risk of this type of trade receivables is considered to be low. Generally, the Group has not experienced any significant losses resulting from the non-performance of any counterpart to the leases. As a result, the allowance for doubtful accounts balance is low. Individual risk limits are set based on internal or external ratings in accordance with limits set by the Group, as applicable. If tenants are independently rated, these ratings are used. If there is no independent rating, risk control assesses the credit quality of the tenant, taking into account its past payment experience, financial position, actual experience and other factors. Based on the Group’s analysis, the Group determines the amount of the deposit that is required from the tenant at inception of the lease. Management does not expect any losses from non-performance by these counterparties (See Note 14).

(c)
Liquidity risk management

The Group is exposed to liquidity risks, including risks associated with refinancing borrowings as they mature, the risk that borrowing facilities are not available to meet cash requirements, and the risk that financial assets cannot readily be converted to cash without loss of value. Failure to manage liquidity risks could have a material impact on the Group’s cash flows and financial position. Prudent liquidity risk management implies maintaining sufficient cash, the availability of funding through an adequate amount of committed credit facilities and the ability to close out market positions. Due to the dynamic nature of the underlying businesses, the Group aims to maintain flexibility in funding its existing and prospective debt requirements by maintaining diversified funding sources with adequate committed funding lines from high quality lenders.

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

IRSA Propiedades Comerciales S.A.

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

Where the interest payable is not fixed, the amount disclosed has been determined by reference to the conditions existing at each reporting date.

At June 30, 2019	Less than 1 year	Between 1 and 2 years	Between 2 and 3 years	Between 3 and 4 years	More than 4 years	Total
Trade and other payables	1,020,662	51,320	2,189	-	141,265	1,215,436
Borrowings (excluding finance lease liabilities)	2,263,180	8,029,743	1,794,879	16,752,238	128,513	28,968,553
Finance leases	11,040	3,872	865	-	-	15,777
Derivative financial instruments	13,152	8,391	4,427	986	-	26,956
Total	3,308,034	8,093,326	1,802,360	16,753,224	269,778	30,226,722

At June 30, 2018	Less than 1 year	Between 1 and 2 years	Between 2 and 3 years	Between 3 and 4 years	More than 4 years	Total
Trade and other payables	1,488,766	136,898	7,032	4,787	-	1,637,483
Borrowings (excluding finance lease liabilities)	1,771,724	2,159,014	8,361,393	1,922,488	17,706,411	31,921,030
Finance leases	10,805	10,109	2,805	-	-	23,719
Derivative financial instruments	410	-	-	-	72,261	72,671
Total	3,271,705	2,306,021	8,371,230	1,927,275	17,778,672	33,654,903

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

The Group’s strategy is to maintain key financing metrics (namely, net debt to total equity ratio (gearing) and loan-to-value ratio (“LTV”)) in order to ensure that asset level performance is translated into enhanced returns for shareholders while maintaining an appropriate risk reward balance to accommodate changing financial and operating market cycles.

The following table details a number of the Group’s key metrics in relation to managing its capital structure. The ratios are within the ranges previously established by the Group’s strategy.

	06.30.19	06.30.18
Gearing ratio (i)	36.68%	29.08%
Debt ratio (ii)	38.71%	28.73%

(i)  Calculated as total current and non-current borrowings divided by total current and non-current borrowings plus equity.
(ii)  Calculated as total current and non-current borrowings divided by total properties at fair value (including trading properties, property, plant and equipment, investment properties and units to be received under barter agreements).

IRSA Propiedades Comerciales S.A.

5.1 Other non-financial risks

Property risk:

There are several risks affecting the Group’s property investments. The composition of the Group’s property portfolio including asset concentration and lot size may impact liquidity and relative property performance. The Group has a large multi-asset portfolio and monitors its concentration and the average size of its plots of land.

A change in trends and economic conditions causes shifts in customer demands for properties with impact on new rentals, renewal of existing leases and reduced rental growth. Also changes in trends increase risk of tenant insolvencies. The Group conducts several actions to mitigate some of these risks whenever possible. The variety of asset types and geographical spread as well as a diversified tenant base, with monitoring of tenant concentration, helps mitigating these risks.

The development, administration and profitability of shopping malls are impacted by various factors including: the accessibility and the attractiveness of the area where the shopping mall is located, the intrinsic attractiveness of the shopping mall, the flow of people, the level of sales at each rental unit within a shopping mall, the increasing competition from internet sales, the amount of rent collected from each shopping mall rental unit and the fluctuations in their occupancy levels in the shopping malls. If there is an increase in operational costs, caused by inflation or other factors, it could have a material adverse effect on the Group if its shopping mall tenants are unable to pay their higher rent obligations due to the increase in expenses. The Argentine Civil and Commercial Code provides that tenants may rescind commercial lease agreements after the initial six months by means of reliable notification. If the resolutory option is used within the first year of the lease, the tenant must pay the Lessor, as compensation, the sum equivalent to one-and-a-half month’s rent, and one month’s rent if the option is exercised after that period. Given that the rule does not provide for advance notice, Lease Agreements include a provision whereby the lessee should give at least 60 days advance notice of its intention to terminate the lease. The exercise of such rescission rights could materially and adversely affect the Group.

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

6. Segment reporting

IFRS 8 requires an entity to report financial and descriptive information about its reportable segments, which are operating segments or aggregations of operating segments that meet specified criteria. Operating segments are components of an entity about which separate financial information is available that is evaluated regularly by CODM in deciding how to allocate resources and in assessing performance, without prejudice to the powers and responsibilities of the Board of Directors. The CODM evaluates the business based on the differences in the nature of its products, operations and risks. The amount reported for each segment is the measure reported to the CODM for these purposes and later to the Board of Directors. In turn, the Board of Directors’ performance is assessed by the shareholders’ meeting, which is the Company’s governance body.

IRSA Propiedades Comerciales S.A.

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

If, after determining reportable segments in accordance with the preceding quantitative thresholds, the total external revenue attributable to those segments is less than 75% of the Group’s consolidated external revenue, additional segments are identified as reportable segments, even if they do not meet the thresholds described above, until at least 75% of the Group’s consolidated external revenue is included in reportable segments, following which the remaining operating segments are aggregated in “Other segments”.

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

●
 “Others” includes the entretainment activity trought ALG Golf Center, La Rural S.A. and others.

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

The CODM evaluates performance of business segments based on segment profit, defined as profit or loss from operations before financing and taxation. The measurement principles for the segment reporting structure are based on the IFRS principles adopted in the consolidated Financial Statements, except for:

● Operating income from the joint ventures Nuevo Puerto Santa Fe S.A. and Quality Invest S.A. are reported under the proportional consolidation method. Under this method, the profit/(loss) generated by joint ventures is reported in the statements of comprehensive income line-by-line, rather than in a single item as required by IFRS. Management believes that the proportional consolidation method provides more useful information to understand the business return, because the assets and income/loss generated by consolidated operations are similar to the assets and income/loss booked under the equity method. This is due to the fact that under the proportional consolidation method, revenues and expenses are reported separately, instead of offsetting and reporting them as a single item in the statements of comprehensive income. Therefore, the proportional consolidation method is used by the CODM to assess and understand the return and the results of operations of these businesses as a whole. Operating results of La Rural S.A. joint venture is accounted for under the equity method. Management believes that, in this case, this method provides more adequate information for this type of investment.

IRSA Propiedades Comerciales S.A.

● Operating results does not include the amounts pertaining to building administration expenses and collective promotion funds and excludes total recovered costs. The CODM examines the net amount from both concepts (total surplus or deficit between building administration expenses and collective promotion funds and recoverable expenses).

Revenues generated and goods and services exchanged among segments are calculated on the basis of market prices. Intercompany transactions among segments, if any, are eliminated.

These costs and income are presented now for reconciliation of all segments and their respective consolidating operating income.

The Group introduced a change in the way the CODM evaluates performance for “offices and others” and “financial operations and others” in the period ended March 31, 2018, changing the name of the latter to “Others” and adding the operations developed by our subsidiary Entertainment Holdings S.A..

The following is a summary analysis of the Group´s business segments, corresponding to the fiscal years ended June 30, 2019, 2018 and 2017. Additionally, a reconciliation between results of operations corresponding to segment information and the results of operations as per the statements of comprehensive income; and total assets by segment and total assets according to the statement of financial position. The information by segments has been prepared and classified according to the businesses in which the Group carries out its activities:

IRSA Propiedades Comerciales S.A.

	06.30.19
	Shopping Malls	Offices	Sales and developments	Others	Total segment reporting	Adjustment for expenses and collective promotion funds	Adjustment for share in profit/ (loss) of joint ventures	Total as per statement of comprehensive income
Revenue	5,975,681	1,509,689	40,353	117,471	7,643,194	2,595,617	(68,199)	10,170,612
Operating costs	(543,242)	(82,269)	(35,883)	(99,696)	(761,090)	(2,696,840)	40,045	(3,417,885)
Gross profit/ (loss)	5,432,439	1,427,420	4,470	17,775	6,882,104	(101,223)	(28,154)	6,752,727
Net (loss)/ gain from fair value adjustments in investment properties	(28,393,518)	489,406	1,638,336	(183,317)	(26,449,093)	-	586,029	(25,863,064)
General and administrative expenses	(661,363)	(134,598)	(61,282)	(74,797)	(932,040)	-	2,127	(929,913)
Selling expenses	(370,884)	(61,296)	(9,860)	(14,306)	(456,346)	-	4,005	(452,341)
Other operating results, net	(57,101)	(12,535)	(42,682)	(231,481)	(343,799)	101,223	1,989	(240,587)
(Loss)/ profit from operations	(24,050,427)	1,708,397	1,528,982	(486,126)	(21,299,174)	-	565,996	(20,733,178)
Share in profit/ (loss) of associates and joint ventures	-	-	-	107,608	107,608	-	(511,989)	(404,381)
(Loss)/ profit before financing and taxation	(24,050,427)	1,708,397	1,528,982	(378,518)	(21,191,566)	-	54,007	(21,137,559)
Investment properties	35,057,487	21,352,484	5,712,056	147,655	62,269,682	-	(1,943,476)	60,326,206
Property, plant and equipment	180,061	190,552	-	-	370,613	-	(38,313)	332,300
Trading properties	-	-	125,131	-	125,131	-	-	125,131
Goodwill	7,355	21,742	-	63,072	92,169	-	(29,097)	63,072
Rights to receive units (barter transactions)	-	-	90,258	-	90,258	-	-	90,258
Inventories	29,560	-	-	-	29,560	-	(636)	28,924
Investments in associates and joint ventures	-	-	-	81,345	81,345	-	1,525,144	1,606,489
Operating assets	35,274,463	21,564,778	5,927,445	292,072	63,058,758	-	(486,378)	62,572,380

	06.30.18
	Shopping Malls	Offices	Sales and developments	Others	Total segment reporting	Adjustment for expenses and collective promotion funds	Adjustment for share in profit/ (loss) of joint ventures	Total as per statement of comprehensive income
Revenue	6,821,841	865,040	185,502	17,209	7,889,592	3,071,335	(66,276)	10,894,651
Operating costs	(579,980)	(93,413)	(48,531)	(27,927)	(749,851)	(3,112,007)	40,897	(3,820,961)
Gross profit/ (loss)	6,241,861	771,627	136,971	(10,718)	7,139,741	(40,672)	(25,379)	7,073,690
Net gain/ (loss) from fair value adjustments in investment properties	4,384,337	4,807,771	963,975	76,364	10,232,447	-	(739,332)	9,493,115
General and administrative expenses	(596,988)	(72,184)	(70,243)	(34,993)	(774,408)	-	7,068	(767,340)
Selling expenses	(424,833)	(81,541)	(19,138)	(6,778)	(532,290)	-	5,882	(526,408)
Other operating results, net	(65,866)	(3,818)	128,973	26,039	85,328	40,672	2,502	128,502
Profit/ (loss) from operations	9,538,511	5,421,855	1,140,538	49,914	16,150,818	-	(749,259)	15,401,559
Share in (loss)/ profit of associates and joint ventures	-	-	-	(58,758)	(58,758)	-	679,638	620,880
Profit/ (loss) before Financing and Taxation	9,538,511	5,421,855	1,140,538	(8,844)	16,092,060	-	(69,621)	16,022,439
Investment properties	62,957,708	19,122,053	3,728,825	259,659	86,068,245	-	(1,744,959)	84,323,286
Property, plant and equipment	149,490	165,857	-	-	315,347	-	(688)	314,659
Trading properties	-	-	214,308	-	214,308	-	-	214,308
Goodwill	7,355	21,742	-	192,088	221,185	-	(29,097)	192,088
Rights to receive units (barter transactions)	-	-	90,535	-	90,535	-	-	90,535
Inventories	39,660	-	-	-	39,660	-	(949)	38,711
Investments in associates and joint ventures	-	-	-	427,869	427,869	-	1,996,563	2,424,432
Operating assets	63,154,213	19,309,652	4,033,668	879,616	87,377,149	-	220,870	87,598,019

IRSA Propiedades Comerciales S.A.

	06.30.17
	Shopping Malls	Offices	Sales and developments	Others	Total segment reporting	Adjustment for expenses and collective promotion funds	Adjustment for share in profit/ (loss) of joint ventures	Total as per statement of comprehensive income
Revenue	6,991,490	882,218	202,762	1,938	8,078,408	3,281,061	(84,101)	11,275,368
Operating costs	(745,096)	(71,343)	(62,790)	(3,448)	(882,677)	(3,338,145)	33,499	(4,187,323)
Gross profit (loss)	6,246,394	810,875	139,972	(1,510)	7,195,731	(57,084)	(50,602)	7,088,045
Net (loss)/ gain from fair value adjustments in investment properties	(5,884,220)	814,356	(112,871)	-	(5,182,735)	-	(671,688)	(5,854,423)
General and administrative expenses	(582,126)	(70,973)	(68,114)	(3,350)	(724,563)	-	6,926	(717,637)
Selling expenses	(401,300)	(75,621)	(29,926)	(6,676)	(513,523)	-	4,717	(508,806)
Other operating results, net	(74,661)	(9,506)	(8,215)	16,294	(76,088)	57,084	(5,109)	(24,113)
(Loss)/ profit from operations	(695,913)	1,469,131	(79,154)	4,758	698,822	-	(715,756)	(16,934)
Share in (loss)/ profit of associates and joint ventures	-	-	-	(85,573)	(85,573)	-	351,320	265,747
(Loss)/ profit before Financing and Taxation	(695,913)	1,469,131	(79,154)	(80,815)	613,249	-	(364,436)	248,813
Investment properties	57,916,057	13,671,173	2,333,783	-	73,921,013	-	(1,588,639)	72,332,374
Property, plant and equipment	169,360	203,005	-	-	372,365	-	(1,332)	371,033
Trading properties	-	-	215,968	-	215,968	-	-	215,968
Goodwill	7,355	21,742	-	63,072	92,169	-	(29,097)	63,072
Rights to receive units (barter transactions)	-	-	92,599	-	92,599	-	-	92,599
Inventories	46,601	-	-	-	46,601	-	(836)	45,765
Investments in associates	-	-	-	531,927	531,927	-	1,265,314	1,797,241
Operating assets	58,139,373	13,895,920	2,642,350	594,999	75,272,642	-	(354,590)	74,918,052

IRSA Propiedades Comerciales S.A.

7. Information about subsidiaries

The Group conducts its business through several operating and holding subsidiaries.

The subsidiaries are shown by percentage of participation held by the Group:

			06.30.19		06.30.18
Name of the entity	Place of business / Country of incorporation	Main activity	% of ownership interest held	% of ownership interest held by non-controlling interests	% of ownership interest held	% of ownership interest held by non-controlling interests

Panamerican Mall S.A.	Argentina	Real estate	80.00%	20.00%	80.00%	20.00%
Torodur S.A.	Uruguay	Investment	100.00%	0.00%	100.00%	-
Arcos del Gourmet S.A.	Argentina	Real estate	90.00%	10.00%	90.00%	10.00%
Shopping Neuquén S.A.	Argentina	Real estate	99.95%	0.05%	99.95%	0.05%
Entertainment Holdings S.A.	Argentina	Investment	70.00%	30.00%	70.00%	30.00%
Emprendimiento Recoleta S.A.	Argentina	Real estate	53.68%	46.32%	53.68%	46.32%
Fibesa S.A.	Argentina	Mandatory	97.00%	3.00%	97.00%	3.00%
Centro de entretenimiento La Plata S.A.	Argentina	Real estate	95.00%	5.00%	100.00%	-
La Maltería S.A.	Argentina	Real estate	99.99%	0.01%	-	-
Pareto S.A.	Argentina	Design and development sofware	69.96%	30.04%	-	-

Restrictions, commitments and other matters in respect of subsidiaries

According to Law N° 19,550, 5% of the profit in each fiscal year must be segregated to constitute a legal reserve until they reach legal capped amounts (20% of the nominal value of total capital). This legal reserve is not available for dividend distribution and can only be released to absorb losses. The Group has not reached the legal limit of this reserve. Dividends are paid across the Group’s subsidiaries based on their individual accounting statements.

Arcos del Gourmet

In December 2013, the Judicial Branch confirmed a precautionary measure that suspended the opening of the Shopping mall because it considered that it did not have certain government permits within the framework of two judicial proceedings. However, by virtue of the result of the ordinary instances of the cases, this precautionary measure was dismissed and the shopping mall has been operating for five years.

Notwithstanding the foregoing, one of these judicial proceedings continued its process in an extraordinary instance, as the plaintiff filed an appeal for unconstitutionality before the Superior Court of Justice of the Autonomous City of Buenos Aires. Although that appeal was initially rejected, the plaintiff filed a complaint for denied appeal and ultimately it was granted. Within that framework, the Superior Court of Justice of the Autonomous City of Buenos Aires decided to refer the proceedings to the Chamber so that it may issue a new sentence contemplating certain parameters set by said Court regarding the transfer of green spaces to the City. On February 14, 2019, the Chamber decided to condemn the Government of the City of Buenos Aires (GCBA) and Arcos, providing for the partial annulment of resolution 157 / APRA / 14 at the point that it did not consider appropriate for Arcos to transfer 65%. of the land for use and public utility with unrestricted access and destined "especially and preferably to the generation of new landscaped green spaces". Consequently, it was resolved that the GCBA must issue an administrative act that provides for this assignment. If it does not do so, Arcos must also comply with said assignment, either on the premises where the commercial center is currently located, be it totally or partially on land adjacent to the area. Failing to do this, Arcos del Gourmet S.A. (Arcos) must pay, prior to the realization of an expert report to be ordered in the execution stage, the sum of money necessary in order for the administration to proceed to the search for a property with the objective of fulfilling the aforementioned purpose. If none of the aforementioned forms of compliance are specified, the power to order the demolition on the necessary works in order to comply with the transfer order will be expedited after the intervention of the relevant experts and / or technical departments of the GCBA.

IRSA Propiedades Comerciales S.A.

Against that judgment, an appeal for local unconstitutionality was filed on March 11, 2019 and a federal extraordinary appeal on March 15, 2019. After the relevant transfers were made, the Chamber decided to reject the appeal for unconstitutionality raised, which is why the 29 of May 2019, a complaint was lodged due to an appeal of unconstitutionality denied. Said appeal is pending before the Superior Court of Justice of the City of Buenos Aires. On June 10, 2019, the Court ordered Arcos to accompany additional documentation. This documentation consists of provisions dictated by different departments of the Government of the City of Buenos Aires. Such intimation was fulfilled in a timely manner.

Based on the foregoing, the legal advisors of Arcos consider that there is a probability of success.

Nowadays, the Distrito Arcos shopping mall is currently open to the public and operating normally.

Concession Status

In November 2008, the Arcos del Gourmet S.A. signed a contract with the Agencia de Administración de Bienes del Estado (State Assets Administration Office, or AABE in Spanish) for which the Company had been granted the concession to use the properties located in the jurisdiction of Estación Palermo, ex Línea San Martín - Palermo loading deck (on Juan B. Justo Avenue from Santa Fe Avenue to Paraguay Street) until December 31, 2025 (the “Arcos concession agreement”).

Subsequently, in September 2011, a contract for the readjustment of this concession was entered into with the Railway Infrastructure Administrator (ADIF in Spanish) (to which the rail assets were transferred in the jurisdiction of AABE), puorsuant to the term of the Arcos concession agreement was extended until December 31, 2030. This new agreement provides for an automatic extension of 3 years and 4 months in the event that the Company complies with the agreement and ADIF so finds. Likewise, a new extension is established for an additional 3 years if the Company so declares and ADIF corroborates compliance with the obligations. This agreement established an initial monthly fee of Ps. 200 (plus VAT) until December 31, 2025, and Ps. 250 (plus VAT) as of January 1, 2026, these values being adjustable every 2 years until the end of the term of the concession.

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

 Notwithstanding the foregoing, Arcos del Gourmet S.A. has filed the relevant administrative resources (appeal) and has also filed a judicial action requesting that the revocation of the Arcos Concession agreement be overruled. Likewise, the Company has concurrently brought an action of lease rental payments as a result of which it is making judicial deposits in time and form of the agreed monthly rental payments pursuant to the Concession to Agreement for that the Company interprets has been improperly revoked. To date, the administrative remedy has been waived (by operation of law since judicial proceedings have been commenced), the Argentine goverment answered the complaint in the case where the parties contest the admissibility of the order revoking the concession, and the complaint has already been served which was answered by Trenes Argentinos opposing exceptions, which have already been answered by the Company.

In turn, and due to the possibility that the eviction of Distrito Arcos property could be resolved in a short time, a precautionary measure was filed in order to avoid the latter until the annulment action is resolved. On June 28, 2019, the interim measure was granted, which is why the launching of the property has been suspended. The sum of Ps. 60,500 was set as an escrow, which must be implemented through a deposit in the Official Bank in cash, in securities, bonds or the other financial assets.

  IRSA Propiedades Comerciales S.A.

Emprendimiento Recoleta S.A.

As a result of a public auction in February 1991, the City of Buenos Aires granted to Emprendimiento Recoleta S.A. (ERSA) a 20-year concession to use a plot of land in Centro Cultural Recoleta, which was set to expire in November 2013. In addition, pursuant to Resolution No. 1125/00 issued by the Secretariat of Economy and Finance of the Government of the City of Buenos Aires (Secretaria de Hacienda y Finanzas del GCBA) an extension was granted for “Edificio Esquina” or “Edificio Ballena” to be used as a Multipurpose Area (“Salones de usos múltiples”); and pursuant to Decree No. 867/10 dated November 25, 2010, a five-year extension was granted so the agreement was set to expire on November 18, 2018.

On December 5, 2018, the property was returned to the competent authorities, who from that date have control of the property, terminating the concession. Consequently, and taking into account that ERSA statute has as its sole corporate purpose the exploitation of the aforementioned concession, the Company entered, as of said date, in the process of dissolution and liquidation as established in subsection 4) of Art. 94 of the LGS

It should be noted that the end of ERSA’s concession has no significant impact on the Group’s financial statements.

Panamerican Mall S.A.

Below is the summarized financial information of subsidiaries with material non-controlling interests which are considered significant for the Group, presented before intercompany eliminations.

	Current assets	Non-current assets	Current liabilities	Non-current liabilities	Net assets	% of ownership interest held by non-controlling interests	Book value of non-controlling interest	% of ownership interest held by controlling interests	Book amount
06.30.19	625,699	13,867,781	664,736	3,913,583	9,915,161	20%	1,983,032	80%	7,932,129
06.30.18	1,064,524	13,667,603	637,075	4,523,874	9,571,179	20%	1,914,236	80%	7,656,943

	Revenues	Comprehensive income for the year	Cash from operating activities	Cash from investing activities	Cash from financing activities	Net increase in cash and cash equivalents	Dividends paid to non-controlling interest
06.30.19	1,548,849	343,983	744,566	(498,307)	(115,484)	130,775	-
06.30.18	1,182,207	2,457,550	454,251	(1,240,457)	812,294	26,088	56,628

The non-controlling interests of the remaining subsidiaries summarize Ps. 194,720 and Ps. 330,208 as of June 30, 2019 and 2018, respectively. None of these subsidiaries have non-controlling interest that individually are considered significant for the group.

8. Interests in joint ventures

Restrictions, commitments and other matters in respect of joint ventures

According to Business Companies Law N° 19,550, 5% of the profit of the year is set aside as a legal reserve until it reaches the legal capped amounts (20% of total capital). This legal reserve is not available for dividend distribution and can only be released to absorb losses. The Group’s joint ventures have not reached the legal limit of this reserve.

There are no contingent liabilities relating to the Group’s interest in joint ventures, and there are no contingent liabilities of the joint ventures themselves, other those mentioned bellow.

Quality Invest S.A.

On March 31, 2011, Quality Invest and Nobleza Piccardo S.A.I.C. y F., or “Nobleza Piccardo,” executed a title deed for the purchase of 159,996 sqm plot of land located in the District of San Martin, Province of Buenos Aires, currently intended for industrial purposes and suitable in terms of characteristics and scale for mixed-use developments. The price for the property was USD 33 million, being paid 30% as of that date. For the remaining balance a mortgage was constituted in the first degree of privilege over the property in favor of Nobleza Piccardo. Capital plus interest calculated at a nominal annual rate of 7.5% on balances, was paid in full in advance in March 2013.

IRSA Propiedades Comerciales S.A.

On May 16, 2012, the Municipality of San Martin granted a pre-feasibility permit for commercial use, entertainment, events, offices, etc., which would enable performance of a mixed-use development thereon.

Pursuant to an Ordinance 11,706 enacted on December 30, 2014, a re-zoning permit was obtained for the plot of land to be used mainly for commercial purposes, which considerably expands the uses and potential buildable square meters through new urban indicators. On January 5, 2017, the Provincial Decree No. 1,835 was published in the Official Gazette of the Province of Buenos Aires granting its approval, and the new urban and rezoning standards became effective.

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

On June 28, 2017, Quality Invest S.A. signed an agreement with EFESUL S.A. in order to assume as their own the obligations that the latter agreed with the Municipality of San Martin within the framework of the aforementioned Urban Agreement. These agreement contemplates a donation, which will be paid based on the work progress that the Municipality develops on the property initially transferred by EFESUL S.A.

In addition, during July 2017, Quality Invest S.A. subscribed two addendums to the aforementioned Urban Development Agreement, which contemplate the following: 1) a new subdivision plan of the property will be presented within 120 days of the addendum signing and 2) the payment of the twelveth installment in cash was replaced by the sum of Ps. 71 million payables in 18 equal and consecutive monthly installments.

On October 16, 2018, Quality signs the 3rd amendment to the Urban Agreement, which, in relation to the first clause of the second addendum, contemplates that the company must pay the Municipality as a balance for the execution of the Expansion and enhancement of the Rodríguez Peña Street, the amount of Ps. 19,722 in capital and Ps. 6,362 in concept of adjutment by application of the CPI until December 31, 2018, which will be paid for work progress certificates.

On December 27, 2018, Quality subscribes a bailment agreement with the Municipality of San Martín, in relation to the strip to be transferred for the realization of the Metrobus, in front of Av. San Martín. Once Quality subdivision plan has been registered, it will be transfered by public deed or similar document that strip for Metrobus to the Municipality of San Martín.

At the date of these financial statements, the subdivision plan was presented before the Ministry of Public Works and Services of the Municipality of San Martín and the stamp by the municipality is pending.

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

On March 11, 2016 La Rural S.A. was summoned as third party in the case referred to above, and filed an answer to such summons on April 6, 2017.

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

IRSA Propiedades Comerciales S.A.

On October 5, 2017, the Federal Oral Criminal Court No. 2 requested the referral of the proceedings in the context of the case: "Menem, Carlos Saúl and other s / inf. Art. 261, first paragraph of the CP ". For presentations of December 2018 and March 2019, SRA requested the Oral Court to return the proceedings in order to continue with the process. As of the date of these financial statements, the proceedings have not been returned and are in the possession of the Oral Criminal Court No. 2.

On March 27, 2018, the Court decided to convict various Administration officials, including former President Carlos S. Menem and former Minister Domingo F. Cavallo, as necessary participants in the crime of peculation. Additionally, it resolved to acquit the authorities of the imputed Argentine Rural Society and it was decided to reject the request for restitution of the property requested by the AABE, leaving the decision on that matter in the hands of the Federal Civil and Commercial Court involved. The basics of the decision were published on May 28, 2018.

Quality Invest S.A.

Set out below is the summarized financial information for the joint ventures considered to be material to the Group:

	Current assets	Non-current assets	Current liabilities	Non-current liabilities	Net assets	% of ownership interest held by non-controlling interests	Book value of non-controlling interest	% of ownership interest held by controlling interests	Book amount
06.30.19	17,779	3,443,948	83,111	806,467	2,572,148	50%	1,286,074	21,742	1,286,074
06.30.18	7,604	4,387,994	100,007	1,008,423	3,287,168	50%	1,643,584	21,742	1,643,584

	Revenues	Comprehensive income for the year	Cash from operating activities	Cash from investing activities	Cash from financing activities	Net increase (decrease) in cash and cash equivalents
06.30.19	24,868	(816,685)	(87,000)	(93)	87,090	(3)
06.30.18	21,817	1,227,004	(137,504)	(925)	138,436	8

Below is detail of the investment and values of shares held by de Group in associates and joint ventures as of June 30, 2019 and 2018, as well as the Group's participation in the comprehensive results of these companies as of June 30, 2019, 2018 and 2017:

	% of ownership interest held by non-controlling interests			Value of Company’s interest in equity		Company’s interest in comprehensive income/ (loss)
Name of entity	06.30.19	06.30.18	06.30.17	06.30.19	06.30.18	06.30.19	06.30.18	06.30.17
Joint Ventures
Quality Invest S.A.	50.00%	50.00%	50.00%	1,307,816	1,665,325	(408,541)	613,502	105,674
Nuevo Puerto Santa Fe S.A. (1)	50.00%	50.00%	50.00%	217,328	331,238	(103,448)	66,136	245,646
La Rural S.A. (2)	50.00%	50.00%	50.00%	70,804	272,653	100,728	(30,410)	(77,384)
Associates
Tarshop S.A. (2)	-	20.00%	20.00%	-	150,886	1,866	(16,105)	(17,340)
Other associates (3)				10,541	4,330	5,014	(12,243)	9,151
Total interests in associates and joint ventures (4)				1,606,489	2,424,432	(404,381)	620,880	265,747

				Last financial statements issued
Name of entity	Place of business / Country of incorporation	Main activity	Common shares	Share capital (nominal value)	Income for the year	Equity
Joint Ventures
Quality Invest S.A.	Argentina	Real estate	163,039,244	326,078	(816,685)	2,572,148
Nuevo Puerto Santa Fe S.A. (1)	Argentina	Real estate	138,750	27,750	(118,686)	419,946
La Rural S.A. (2)	Argentina	Event organization and others	714,498	1,430	227,445	71,816

(1)
Nominal value per share Ps. 100.
(2)
Correspond to profit for the fiscal year ended June 30, 2019 and 2018.
(3)
Represents other individually non-significant associates.
(4)
Includes Ps. 227 and Ps. 567. as of June 30, 2019 and 2018, respectively, in relation to the equity interest in Avenida Compras disclosed in Note 19.

IRSA Propiedades Comerciales S.A.

Changes in the Group’s investments in associates and joint ventures for the years ended June 30, 2019 and 2018 were as follows:

	06.30.19	06.30.18
Beginning of the year	2,424,432	1,797,241
Adjustment of previous years (IFRS 9) (i)	(28,811)	-
Profit sharing, net	(404,381)	620,880
Dividends distributed (Note 29)	(311,645)	(70,641)
Sale of interest of subsidiaries (Note 29)	(123,939)	-
Irrevocable contributions (Note 29)	50,833	74,387
Capital contributions (Note 29)	-	2,565
End of the year (4)	1,606,489	2,424,432

(i)
See Note 2.2.

9. Investment properties

The Group's investment properties are measured at fair value. The following table shows the Group’s hierarchy of fair values per investment property category and the changes in the investment property’s balances for the fiscal years ended June 30, 2019 and 2018:

	Shopping Malls	Office and Other rental properties	Undeveloped parcels of land	Properties under development	Others (*)
Fair value hierarchy	3	2	2	2	3	Total
Fair value as of 06.30.17	57,497,286	11,276,723	2,333,783	1,224,582	-	72,332,374
Additions	198,607	1,854	431,067	1,692,757	-	2,324,285
Incorporation as result of business combination (Note 15)	-	-	-	-	183,295	183,295
Capitalization of financial costs (Note 27)	-	-	-	26,093	-	26,093
Disposals	(2,434)	(47,311)	-	-	-	(49,745)
Capitalized lease costs	24,251	7,373	-	2,387	-	34,011
Depreciation of capitalized lease costs (i)	(3,477)	(4,363)	-	-	-	(7,840)
Transfers	2,125	(12,299)	-	(2,125)	-	(12,299)
Net gain from fair value adjustment on investment properties	4,276,354	3,758,101	963,975	418,321	76,364	9,493,115
Fair value as of 06.30.18	61,992,712	14,980,078	3,728,825	3,362,015	259,659	84,323,289
Additions	237,736	64,816	344,894	1,075,630	19,395	1,742,471
Capitalization of financial costs (Note 27)	-	-	-	67,396	-	67,396
Capitalized lease costs	2,840	8,115	-	-	-	10,955
Depreciation of capitalized lease costs (i)	(2,967)	(5,933)	-	-	-	(8,900)
Transfers	363,821	5,383,124	-	(5,744,804)	51,918	54,059
Net gain from fair value adjustment on investment properties	(28,467,712)	(935,662)	1,638,336	2,085,291	(183,317)	(25,863,064)
Fair value as of 06.30.19	34,126,430	19,494,538	5,712,055	845,528	147,655	60,326,206

(i)
As of June 30, 2019 and 2018 depreciation charges were included in “Costs” in the amount of Ps. 8,900 and Ps. 7,840, respectively, in the statement of comprehensive income (See Note 25)
(*)
Corresponds to the DirectTV Arena Stadium and La Rural S.A. - OFC S.R.L - Ogden Argentina S.A. - Entretenimiento Universal S.A. - Transitory Union.

Valuation processes

The Group's investment properties were valued at each reporting date by independent professionally qualified appraisers with recognized professional qualification and have experience in the locations and segments of the investment properties appraised. For all investment properties, their current use equates to the highest and best use.

The Group's finance department includes a team that reviews the appraisals performed by the independent appraisers for financial reporting purposes (the "review team"). At each financial year end, the review team: (i) verifies all major and important assumptions relevant to the appraisal in the valuation report from the independent appraiser; (ii) assesses property valuation movements compared to the valuation report; and (iii) holds discussions with the independent appraiser.

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

IRSA Propiedades Comerciales S.A.

Valuation techniques used for the estimation of fair value of the investment property:

The Group has defined valuation techniques according to the characteristics of each property and the type of market in which these assets are located, in order to maximize the use of observable information available for the determination of fair value.

For the Shopping Malls there is no liquid market for the sale of properties with these characteristics that can be taken as a reference of value. Likewise, the Shopping Malls, being a business denominated in pesos, are highly related to the evolution of macroeconomic variables in Argentina, the purchasing power of individuals, the economic cycle of GDP growth, the fluctuations of inflation, among others. Consequently, the methodology adopted by the Group for the valuation of Shopping Malls is the discounted cash flow model (“DCF”), which allows the volatility of the Argentine economy to be taken into account and its correlation with the revenue streams of the Malls and the inherent risk of the Argentine macroeconomy. The DCF methodology contemplates the use of certain unobservable valuation assumptions, which are determined reliably based on the information and internal sources available at the date of each measurement. These assumptions mainly include the following:

● Cash flow from future projected revenue are based on the current locations, type and quality of the properties, and supported by the lease agreements that the Company has signed with its tenants. Because the Company's revenues are the higher value between a Minimum Fixed Value (“VMA”) and a percentage of the tenant's sales in each Shopping Mall, estimates of the evolution of the Gross Domestic Product (“GDP) were considered ”) And the Inflation of the Argentine economy provided by an external consultant to estimate the evolution of tenant sales, which have a high correlation with these macroeconomic variables. These macroeconomic projections were contrasted with the projections prepared by the International Monetary Fund (“IMF”), the Organization for Economic Cooperation and Development (“OECD”) and with the Survey of Macroeconomic Expectations (“REM”), which consists of a Survey prepared by the Central Bank of Argentina aimed to local and foreign specialized analysts in order to allow a systematic follow-up of the main short and medium term macroeconomic forecasts on the evolution of the Argentine economy.
● The income from all Shopping Malls was considered to grow with the same elasticity in relation to the evolution of the GDP and the projected Inflation. The specific characteristics and risks of each Shopping Mall are collected through the use of the historical average Ebitda Margin of each of them.
● Cash flows from future investments, expansions, expansions or improvements in Shopping Mall were not contemplated.
● Terminal value: a perpetuity calculated from the cash flow of the last year of useful life was considered.
● The cash flow for concessions was projected until the termination date of the concession stipulated in the current contract.
● Given the prevailing inflationary context and the volatility of certain macroeconomic variables, a reference long term interest rate in pesos is not available to discount the projected cash flows from shopping malls. Consequently, the projected cash flows were dollarized through the future ARS / USD exchange rate curve provided by an external consultant, which are contrasted to assess their reasonableness with those of the IMF, OECD, REM and the On-shore Exchange Rate Futures Market (ROFEX). Finally, dollarized cash flows were discounted with a long-term dollar rate, the weighted average capital cost rate (“WACC”) for each valuation date.
● The estimation of the WACC discount rate was determined according to the following components:
a) United States Treasury risk-free rate;
b) Iindustry beta, considering comparable companies from the US, Brazil, Chile and Mexico, in order to contemplate the Market Risk on the risk-free rate;
c) Argentine country risk considering the EMBI + Index; and
d) Cost of debt and capital structure, considering that information available from the Argentine corporate market (“blue chips”) was determined as a reference, since sovereign bonds have a history of defaults. Consequently, and because IRSA CP, based on its representativeness and market share represents the most important entity in the sector, we have taken its indicators to determine the discount rate.

IRSA Propiedades Comerciales S.A.

For offices and other rental properties and land reserves, the valuation was determined using transactions of comparable market, since the market for offices and land reserves in Argentina is liquid and has market transactions that can be taken as a reference. These fair values are adjusted to the differences in key attributes such as location, property size and quality of interior. The most significant imput to this comparable market approach is the price per square meter that derives from the supply and demand in force in the market at each valuation date.

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
●       Status of construction permits.

There were no changes to the valuation techniques during the fiscal years 2019 and 2018.
The following table presents information regarding the fair value measurements of investment properties using significant unobservable inputs (Level 3):

June 30, 2019

Property type	Valuation technique	Discount rate	Growth rate
Shopping Malls	Discounted cash flow	12.10%	3%

For the next five years the Group considered an average exchange rate Ps./USD with increasing trend that begins at Ps. 38.05 for to the year ended June 30, 2019, arriving at Ps. 72.16. Over the long term, the model assumes a nominal depreciation rate of the peso of 5.7%, estimated based on the projected inflation rates of Argentina and US. The inflation considered shows a decreasing trend, beginning at 44.5% and leveling off at around 8% in five years.

June 30, 2018

Property type	Valuation technique	Discount rate	Growth rate
Shopping Malls	Discounted cash flow	9.79%	3%

For the next 5 years the Group considered an average exchange rate Ps./USD with increasing trend that begins at Ps. 19.51 for to the year ended June 30, 2018, arriving at Ps. 49.05. Over the long term, the model assumes a nominal depreciation rate of the peso of 5.6%, estimated based on the projected inflation rates of Argentina and US. The inflation considered shows a decreasing trend, beginning at 25.0% and leveling off at around 8% in 5 years.

Sensitivity of unobservable assumptions - Shopping malls (in millions of pesos):

	Discount rate + 1%	Discount rate -1%	Growth rate + 1%	Growth rate - 1%	Inflation + 10% (1)	Inflation - 10% (2)	Devaluation rate + 10% (3)	Devaluation rate - 10% (4)
2019	(3,266)	4,073	1,536	(1,232)	(2,860)	(2,618)	(3,035)	3,709
2018	(7,850)	10,573	4,829	(3,589)	6,271	(5,668)	(5,562)	6,797

(1) assume a 10% higher inflation rate for each period vis-a-vis projected rates.
(2) assume a 10% lower inflation rate for each period vis-a-vis projected rates.
(3) assume a 10% higher exchange rate for each period vis-a-vis projected rates.
(4) assume a 10% lower exchange rate for each period vis-a-vis projected rates.

IRSA Propiedades Comerciales S.A.

The following amounts have been recognized in the statements of comprehensive income:

	06.30.19	06.30.18	06.30.17
Revenues from rental and services (Note 24)	7,459,141	7,640,944	7,790,310
Expenses and collective promotion fund (Note 24)	2,595,617	3,071,335	3,281,061
Rental and services costs (Note 25)	3,377,072	3,744,503	4,121,085
Net unrealized loss/ gain from fair value adjustment on investment properties	(25,863,064)	9,477,225	(5,870,527)
Net realized gain from fair value adjustment on investment properties	-	15,890	16,104

Certain of the Group’s investment properties have been mortgaged or otherwise restricted to secure some of the Group’s borrowings and other liabilities. The net book value of those properties as of June 30, 2019 and 2018 is as follows:

	06.30.19	06.30.18
Córdoba Shopping (i)	1,112,547	759,103
Total	1,112,547	759,103

(i)
A portion of the Córdoba Shopping mall property is encumbered with an antichresis right as collateral for an advance rent received from NAI International II Inc. amounting to Ps. 82.3 million and Ps. 54.3 million, as of June 30, 2019 and 2018, respectively, (included in “Trade and other payables” in the statement of financial position).

10. Property, plant and equipment

Changes in the Group’s property, plant and equipment for the years ended June 30, 2019 and 2018 are as follows:

	Other buildings and facilities	Furniture and fixtures	Machinery and equipment	Vehicles	Others	Total
As of June 30, 2017
Costs	360,478	153,036	936,260	13,470	582	1,463,826
Accumulated depreciation	(157,577)	(109,654)	(816,638)	(8,924)	-	(1,092,793)
Net book amount as of 06.30.17	202,901	43,382	119,622	4,546	582	371,033
Additions	11,496	2,144	37,099	-	-	50,739
Transfers	12,299	-	-	-	-	12,299
Disposals	(57,557)	-	-	-	-	(57,557)
Incorporation as result of business combination (Note 15)	-	-	125	203	-	328
Depreciation charges (i)	(3,312)	(8,975)	(47,797)	(2,099)	-	(62,183)
As of June 30, 2018	165,827	36,551	109,049	2,650	582	314,659
Costs	326,716	155,180	973,484	13,690	582	1,469,652
Accumulated depreciation	(160,889)	(118,629)	(864,435)	(11,040)	-	(1,154,993)
Net book amount as of 06.30.18	165,827	36,551	109,049	2,650	582	314,659
Additions	-	34,915	32,128	-	-	67,043
Disposals	-	(408)	(868)	-	-	(1,276)
Transfers	-	1,248	12,932	-	-	14,180
Depreciation charges (i)	(11,937)	(8,691)	(39,942)	(2,144)	-	(62,714)
Revaluation results	-	317	91	-	-	408
As of June 30, 2019	153,890	63,932	113,390	506	582	332,300
Costs	326,714	183,135	999,522	13,691	582	1,523,644
Accumulated depreciation	(172,824)	(119,203)	(886,132)	(13,185)	-	(1,191,344)
Net book amount as of 06.30.19	153,890	63,932	113,390	506	582	332,300

(i) As of June 30, 2019 and 2018, depreciation charges were charged to “Costs” in the amount of Ps. 50,094 and Ps. 48,990, respectively, to “General and administrative expenses” in the amount of Ps. 12,166 and Ps. 12,904, respectively and to “Selling expenses” in the amount of Ps. 455 and Ps. 289, respectively, in the Statements of Comprehensive Income (See Note 25).

             As of June 30, 2019 and 2018, there are no properties under development included in these items, there were no capitalization of financial costs anual no items of property, plant and equipment have assets been mortgaged to guarantee group loans.

IRSA Propiedades Comerciales S.A.

The Group leases computer equipment under non-cancellable finance lease agreements. The lease terms have an average term of 4 and 5 years, and ownership of the assets lie within the Group (Note 23). Book amount of this equipment, included in class "Machinery and equipment”, is as follows:

	06.30.19	06.30.18
Costs – capitalized finance leases	18,662	14,265
Accumulated depreciation	(3,720)	(2,178)
Net book amount	14,942	12,087

11. Trading properties

Changes in trading properties for the fiscal years ended June 30, 2019 and 2018 are as follows:

	Completed properties	Undeveloped sites	Total
As of June 30, 2017	3,393	212,575	215,968
Transfers	28,405	-	28,405
Disposals (i)	(30,065)	-	(30,065)
As of June 30, 2018	1,733	212,575	214,308
Additions	-	11,179	11,179
Disposals (i)	(878)	-	(878)
Transfers	809	(68,239)	(67,430)
Impairment (Note 26)	-	(32,048)	(32,048)
As of June 30, 2019	1,664	123,467	125,131

	Net book amount
Description	06.30.19	06.30.18	Date of acquisition
Undeveloped sites:
Air space Coto	37,031	33,168	sep-97
Córdoba plot of land	30,704	55,436	may-15
Córdoba plot of land (shopping)	-	68,239	dic-06
Residential project Neuquén	55,732	55,732	may-06
Total undeveloped sites	123,467	212,575

Completed properties:
Condominios II	1,664	1,733	nov-13
Total completed properties	1,664	1,733
Total trading properties	125,131	214,308
Non-current	124,021	213,147
Current	1,110	1,161
Total	125,131	214,308

(i)
 As of June 30, 2019 and 2018, the sales properties costs were charged to “Costs” in the Statements of Comprehensive Income. (See Note 25)

During the fiscal years ended June 30, 2019 and 2018 no borrowing costs were capitalized.

None of the Group’s trading properties have been mortgaged or otherwise restricted to secure the Group’s borrowings and other payables.

IRSA Propiedades Comerciales S.A.

12. Intangible assets

Changes in the Group’s intangible assets for the fiscal years ended June 30, 2019 and 2018 are as follows:

	Goodwill	Software	Rights of use (ii)	Right to receive units (Barters) (iii)	Others	Total
As of June 30, 2017
Costs	63,072	93,695	190,733	92,599	44,176	484,275
Accumulated depreciation	-	(19,261)	(115,244)	-	(29,450)	(163,955)
Net book amount as of 06.30.17	63,072	74,434	75,489	92,599	14,726	320,320
Additions	-	70,587	-	26,341	-	96,928
Transfers	-	-	-	(28,405)	-	(28,405)
Incorporation as result of business combination (Note 15)	129,016	-	-	-	-	129,016
Amortization charge (i)	-	(28,461)	(10,706)	-	(8,835)	(48,002)
As of June 30, 2018	192,088	116,560	64,783	90,535	5,891	469,857
Costs	192,088	164,282	190,733	90,535	44,176	681,814
Accumulated depreciation	-	(47,722)	(125,950)	-	(38,285)	(211,957)
Net book amount as of 06.30.18	192,088	116,560	64,783	90,535	5,891	469,857
Additions	-	129,521	-	532	-	130,053
Transfers	-	-	-	(809)	-	(809)
Impairment (Note 26)	(129,016)	-	-	-	-	(129,016)
Amortization charge (i)	-	(52,629)	(5,795)	-	(5,891)	(64,315)
As of June 30, 2019	63,072	193,452	58,988	90,258	-	405,770
Costs	63,072	293,803	190,733	90,258	44,176	682,042
Accumulated depreciation	-	(100,351)	(131,745)	-	(44,176)	(276,272)
Net book amount as of 06.30.19	63,072	193,452	58,988	90,258	-	405,770

(i) As of June 30, 2019 and 2018, depreciation charges were charged to “Costs” in the amount of Ps. 26,777 and Ps. 15,819, respectively, to “General and administrative expenses” in the amount of Ps. 36,724 and Ps. 31,982, respectively and to “Selling expenses” in the amount of Ps. 813 and Ps. 201, respectively, in the Statements of Comprehensive Income (See Note 25). There are no impairment charges for any of the reported years.
(ii) Corresponds to Distrito Arcos.
(iii) Corresponds to in-kind receivables representing the right to receive residential apartments in the future under barter transactions (Note 32).

13. Financial instruments by category

This note shows the financial assets and financial liabilities by category and a reconciliation to the corresponding line in the Consolidated Statements of Financial Position, as appropriate. Financial assets and liabilities measured at fair value are assigned based on their different levels in the fair value hierarchy.

Financial assets and financial liabilities as of June 30, 2019 were as follows:

	Financial assets at amortized cost (i)	Financial assets at fair value through profit or loss			Subtotal financial assets	Non-financial assets	Total
June 30, 2019		Level 1	Level 2	Level 3
Assets as per statement of financial position
Trade and other receivables (excluding allowance for doubtful accounts) (Note 14)	2,543,209	-	-	-	2,543,209	5,026,566	7,569,775
Investments in financial assets:
- Investment in equity of public companies	-	391,175	-	-	391,175	-	391,175
- Mutual funds	-	1,452,587	436,080	-	1,888,667	-	1,888,667
- Bonds	-	3,567,038	-	675,847	4,242,885	-	4,242,885
Derivative financial instruments
- Futures contracts	-	-	5,612	-	5,612	-	5,612
Cash and cash equivalents:
- Cash at banks and on-hand	3,036,179	-	-	-	3,036,179	-	3,036,179
- Short- term investments	-	1,162,808	-	-	1,162,808	-	1,162,808
Total	5,579,388	6,573,608	441,692	675,847	13,270,535	5,026,566	18,297,101

	Financial liabilities at amortized cost (i)	Financial liabilities at fair value through profit or loss	Subtotal financial liabilities	Non-financial liabilities	Total
		Level 2
Liabilities as per statement of financial position
Trade and other payables (Note 17)	960,711	-	960,711	2,413,628	3,374,339
Derivative financial instruments
- Futures contracts	-	401	401	-	401
- Swaps of interest rate (ii)	-	26,956	26,956	-	26,956
Borrowings (excluding finance leases liabilities) (Note 18)	23,515,819	-	23,515,819	-	23,515,819
Total	24,476,530	27,357	24,503,887	2,413,628	26,917,515

IRSA Propiedades Comerciales S.A.

Financial assets and financial liabilities as of June 30, 2018 were as follows:

	Financial assets at amortized cost (i)	Financial assets at fair value through profit or loss			Subtotal financial assets	Non-financial assets	Total
June 30, 2018		Level 1	Level 2	Level 3
Assets as per statement of financial position
Trade and other receivables (excluding allowance for doubtful accounts) (Note 14)	2,224,838	-	-	-	2,224,838	2,328,156	4,552,994
Investments in financial assets:
- Investment in equity public companies	-	313,789	-	-	313,789	-	313,789
- Mutual funds	-	1,999,901	-	-	1,999,901	-	1,999,901
- Bonds	-	4,818,704	-	903,042	5,721,746	-	5,721,746
- Financial trusts	14,845	-	-	-	14,845	-	14,845
Derivative financial instruments
- Futures contracts	-	-	73,679	-	73,679	-	73,679
Cash and cash equivalents:
- Cash at banks and on hand	1,865,426	-	-	-	1,865,426	-	1,865,426
- Short- term investments	-	3,802,301	-	-	3,802,301	-	3,802,301
Total	4,105,109	10,934,695	73,679	903,042	16,016,525	2,328,156	18,344,681

	Financial liabilities at amortized cost (i)	Financial liabilities at fair value through profit or loss	Subtotal financial liabilities	Non-financial liabilities	Total
		Level 2
Liabilities as per statement of financial position
Trade and other payables (Note 17)	1,635,517	-	1,635,517	2,416,051	4,051,568
Derivative financial instruments
- Bonds	-	410	410	-	410
- Swaps of interest rate (ii)	-	72,261	72,261	-	72,261
Borrowings (excluding finance leases liabilities) (Note 18)	24,353,087	-	24,353,087	-	24,353,087
Total	25,988,604	72,671	26,061,275	2,416,051	28,477,326

(i)  The fair value of financial assets and liabilities at their amortized cost does not differ significantly from their book value.
(ii) The maturity date is February 16, 2023 and it is associated with the loan obtained through its subsidiary, Panameriacan Mall S.A, to pay for the work that is being carried out at the Polo Dot (See Note 18).

Financial liabilities carried at amortized cost also include liabilities under finance leases where the Group is the lessee and which therefore have to be measured in accordance with IAS 17 “Leases”. Finance leases are excluded from the scope of IFRS 7 “Financial Instruments: Disclosures”. Therefore, finance leases have been shown separately.

The following are details of the book value of financial instruments recognized, which were offset in the statements of financial position:

	06.30.19			06.30.18
	Gross amounts recognized	Gross amounts offset	Net amount presented	Gross amounts recognized	Gross amounts offset	Net amount presented
Financial assets
Trade and other receivables (excluding the allowance for doubtful accounts and other receivables)	2,671,324	(128,115)	2,543,209	2,354,493	(129,655)	2,224,838
Financial liabilities
Trade and other payables	(1,088,826)	128,115	(960,711)	(1,765,172)	129,655	(1,635,517)

Results of derivative financial instruments are included in “Financial results, net” in the statements of comprehensive income (Note 27) and can be assigned to the following categories:

	Financial assets / (liabilities) at amortized cost	Financial assets / (liabilities) at fair value through profit or loss	Total
June 30, 2019
Interest income	82,440	-	82,440
Interest expense	(2,049,071)	-	(2,049,071)
Foreign exchange losses, net	58,966	-	58,966
Other finance costs	(184,245)	-	(184,245)
Gain from repurchase of non-convertible notes	4,560	-	4,560
Fair value gains of financial assets through profit or loss	-	723,964	723,964
Interest income from past due invoices	165,063	-	165,063
Gain from derivative financial instruments	-	389,435	389,435
Net (loss) income	(1,922,287)	1,113,399	(808,888)

  IRSA Propiedades Comerciales S.A.

	Financial assets / (liabilities) at amortized cost	Financial assets at fair value through profit or loss	Total
June 30, 2018
Interest income	286,167	-	286,167
Dividend income	57,959	-	57,959
Interest expense	(1,497,649)	-	(1,497,649)
Foreign exchange losses, net	(5,821,173)	-	(5,821,173)
Other finance costs	(194,326)	-	(194,326)
Fair value gains of financial assets through profit or loss	-	1,211,425	1,211,425
Interest income from past due invoices	60,945	-	60,945
Gain from derivative financial instruments	-	385,224	385,224
Net (loss) income	(7,108,077)	1,596,649	(5,511,428)

	Financial assets / (liabilities) at amortized cost	Financial assets / (liabilities) at fair value through profit or loss	Total
June 30, 2017
Interest income	259,849	-	259,849
Dividend income	21,858	-	21,858
Interest expense	(1,479,775)	-	(1,479,775)
Foreign exchange losses, net	757,828	-	757,828
Other finance costs	(166,681)	-	(166,681)
Loss from repurchase of non-convertible notes	(367)	-	(367)
Fair value gains of financial assets through profit or loss	-	(475,402)	(475,402)
Interest income from past due invoices	115,673	-	115,673
Gain from derivative financial instruments	-	182,494	182,494
Net loss	(491,615)	(292,908)	(784,523)

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

In the case of Level 3, the Group uses valuation techniques not based on inputs observable in the market. This is only permissible insofar as no observable market data are available. The inputs used reflect the Group’s assumptions regarding the factors which any market player would consider in their pricing. The Group uses the best available information for this, including internal company data. The Group uses the best available information, including internal data. The Group has determined that the value of the purchase option of Arcos del Gourmet S.A. is a level 3 financial instrument, whose fair value is zero as of June 30, 2019 and 2018.

IRSA Propiedades Comerciales S.A.

When no quoted prices in an active market are available, fair values are based on recognized valuation methods. The Group uses a range of valuation models for the measurement of Level 2 and Level 3 instruments, details of which may be obtained from the following table:

Description	Pricing model	Parameters	Fair value hierarchy	Range
Foreign-currency contracts	Present value method - Theoretical price	Money market curve; Interest curve	Level 2	-
Foreign-currency contracts	Foreign exchange curve

Arcos del Gourmet S.A. purchase option	Discounted cash flow	Projected revenues and discount rate	Level 3	Projected income: USD 0.5 MM – USD 1MM Discount rate 8.7% - 9.5%

Non-Convertible Notes - TGLT	Black & Scholes - Black & Scholes	Price and volatility of the subjacent	Level 3	Price: Ps. 2.5 - Ps. 6.5 Volatility of the subjacent: 50% - 70% Market interest rate: 10% - 13%
Market Interest rate

Swaps of interest rate	Discounted cash flow	Interest rate futures	Level 2	-

14. Trade and other receivables

The following table shows the amounts of Trade and other receivables as of June 30, 2019 and 2018:

	06.30.19	06.30.18
Lease and services receivables	982,844	744,237
Post-dated checks	618,979	766,578
Average of scheduled rent escalation	533,256	468,589
Debtors under legal proceedings	227,320	248,637
Property sales receivables	30,100	31,485
Consumer financing receivables	16,441	25,578
Less: allowance for doubtful accounts	(267,431)	(312,565)
Total trade receivables	2,141,509	1,972,539
Advance payments	422,328	427,328
Prepayments	163,707	224,761
Guarantee deposit	1,284	-
Loans	47,985	69,032
Other tax receivables	122,386	159,840
Expenses to be recovered	13,912	12,451
Others (*)	146,518	151,363
Less: allowance for doubtful accounts	(165)	(258)
Total other receivables	917,955	1,044,517
Related parties (Note 29)	4,242,715	1,223,115
Total current trade and other receivables	7,302,179	4,240,171
Non-current	487,435	1,485,744
Current	6,814,744	2,754,427
Total	7,302,179	4,240,171

(*) Includes Ps. 128,513 and Ps. 130,591 at June 30, 2019 and 2018, respectively, of agreement for assumption of debt with the State Assets Administration Office, or AABE in Spanish. (See Note 18)

As of June 30, 2019 and 2018, all non-current receivables are due within 4 years from the end of the fiscal year.

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

Movements in the Group’s allowance for doubtful accounts and other receivables are as follows:

	06.30.19	06.30.18
Beginning of the year	312,823	265,357
Additions	112,534	149,777
Unused amounts reversed	(36,481)	(23,138)
Used during the year	(5,743)	(7,043)
Inflation adjustment	(115,537)	(72,130)
End of the year	267,596	312,823

The additions of allowance for doubtful account and unused amounts reversed have been included in “Selling expenses” in the statements of comprehensive income (Note 25). Amounts charged to the allowance account are generally written off, when no recovery is expected.

  IRSA Propiedades Comerciales S.A.

The Group’s trade receivables comprise: shopping mall leases and related services, office leases and related services, consumer financing; and sales of properties. The maximum exposure to credit risk at the reporting date is the carrying value of each class of receivables (Note 5).

The Group also has receivables from related parties. Neither of which are due nor impaired.

Due to the distinct characteristics of each type of receivable, an aging analysis of past due unimpaired and impaired receivables are shown by type and class as of June 30, 2019 and 2018 (includes not past due receivables to reconcile with the amounts in the statements of financial position):

Type of receivable	Up to 3 months	3 to 6 months	Over 6 months	Non past due	Impaired	Total
Shopping mall lease and services receivables	127,361	41,316	39,952	1,857,706	250,990	2,317,325
Office leases and services receivables	1,211	-	1,281	42,582	-	45,074
Consumer financing receivables	-	-	-	-	16,441	16,441
Properties sales receivables	10,034	10,033	10,033	-	-	30,100
Total as of June 30, 2019	138,606	51,349	51,266	1,900,288	267,431	2,408,940
Shopping mall leases and services receivables	232,358	23,876	6,374	1,676,804	286,201	2,225,613
Office leases and services receivables	552	-	1,090	-	786	2,428
Consumer financing receivables	-	-	-	-	25,578	25,578
Property sales receivables	1,980	-	25,940	3,565	-	31,485
Total as of June 30, 2018	234,890	23,876	33,404	1,680,369	312,565	2,285,104

Leases and services receivables from investment properties:

Trade receivables related to leases and services from the shopping malls and offices represent 97.5% and 98.1% of the Group’s total trade receivables as of June 30, 2019 and 2018, respectively. The Group has a large customer base and is not dependent on any single customer. Leases and services receivables that are not due and for which no allowance has been recorded relate to a wide and varied number of customers for whom there is no external credit rating available. Most of these customers have been actively renting a minimum of six months. New customers with less than six months are constantly monitored. At the end of the year, the Group has not experienced credit issues with these new customers.

As of June 30, 2019 and 2018, the Group provided for net profit with respect to leases and services receivables for an amount of Ps. 85,190 and Ps. 132,856, respectively.

Consumer financing receivables:

Trade receivables related to the residual activities of the Group represent only 0.7% and 1.1% of the Group’s total trade receivables as of June 30, 2019 and 2018, respectively.

As of June 30, 2019 and 2018, the Group provided for recorded net gains (losses) on impairment of consumer financing receivables in an amount of (Ps. 9,137) and (Ps. 6,217), respectively.

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

Receivables from the sale of properties:

Trade receivables related to the sale of properties represent 1.2% and 1.4% of the Group’s total trade receivables as of June 30, 2019 and 2018, respectively. Payments on these receivables are generally received when due and are generally secured by mortgages on the properties, thus credit risk on outstanding amounts is considered low.

IRSA Propiedades Comerciales S.A.

15. Cash flow and cash equivalent information

Following is a detailed description of cash flows generated by the Group’s operations for the years ended June 30, 2019, 2018 and 2017.

	Note	06.30.19	06.30.18	06.30.17
Net (loss)/ profit for the year		(18,137,721)	14,237,383	(413,003)
Adjustments:
Income tax	20	(4,294,652)	(4,571,920)	(410,455)
Amortization and depreciation	25	135,929	118,025	106,747
Impaired trading properties	26	32,048	-	-
Impaired goodwill	26	129,016	-	-
Loss on sale of associates and joint ventures		120,127	-	-
Net loss/ (gain) from fair value adjustment on investment properties	9	25,863,064	(9,493,115)	5,854,423
Gain from disposal of trading properties		(15,980)	(151,304)	(164,981)
Disposals by concession maturity		731	11,836	-
ILP Long term incentive program	20	-	-	34,885
Averaging of schedule rent escalation	24	(265,538)	(63,154)	(197,113)
Directors’ fees		132,840	104,430	103,145
Financial results		564,975	6,068,190	1,250,255
Provisions and allowances		121,671	170,893	123,059
Share of profit of associates and joint ventures	8	404,381	(620,880)	(265,747)
Interest held before business combination		-	-	(25,811)
Foreign unrealized exchange loss/ (gain) on cash and fair value result of cash equivalents		40,141	(451,787)	(10,389)
Right to receive units due to non-compliance		-	(12,634)	-
Changes in operating assets and liabilities
Decrease/ (Increase) of Inventories		9,925	(4,493)	(10,677)
Decrease/ (Increase) in trade and other receivables		248,571	(384,611)	(367,179)
(Decrease)/ Increase in trade and other payables		(885,325)	820,812	834,540
(Decrease)/ Increase in payroll and social security liabilities		(69,300)	42,727	76,133
Uses of provisions and inflation adjustment	19	(52,632)	(79,173)	(17,930)
Decrease/ (Increase) in trading properties		4,970	176,766	(37,078)
Net cash generated from operating activities before income tax paid		4,087,241	5,917,991	6,462,824

The following table shows a detail of non-cash transactions occurred in the years ended June 30, 2019, 2018 and 2017:

	06.30.19	06.30.18	06.30.17
Non-cash transactions
Decrease in intangible assets through an increase in trading properties	809	28,405	26,281
Decrease in trading properties through an increase in investment properties	68,239	-	-
Increase in investment properties through an increase in borrowings	67,396	26,093	4,711
Increase property plant and equipment through an increase in borrowings	4,486	14,025	-
Increase property plant and equipment through a decrease in investment properties	14,180	12,299	-
Increase in trade receivables through a decrease in trading properties	709	4,603	-
Increase trade and other receivables through a decrease in investment in associates and joint ventures	301,182	11,147	-
Decrease in trade and other receivables through an increase in investment in associates and joint ventures	5,867	5,929	5,448
Decrease in investment in associates and joint ventures through a decrease in borrowings	5,882	6,169	41,373
Decrease in investment in associates and joint ventures through a decrease in equity	28,811	-	-
Increase in intangible assets through an increase in trade and other payables	-	59,561	-
Increase in investment properties through an increase in trade and other payables	-	206,753	-
Increase in investment in associates and joint ventures through a decrease in provisions	-	246	-
Decrease in equity through an increase in trade and other payables	-	56,629	130,761
Decrease in equity through a decrease in trade and other receivables	-	-	1,441,421
Increase in investment properties through an increase in trade and other payables	-	2,434	-
Increase in trade and other receivables through an increase in borrowings	-	109	-
Acquisition in non-controling interest	-	-	1,764
Increase in trading properties through a decrease in investment properties	-	-	27,775

IRSA Propiedades Comerciales S.A.

Balances incorporated as result of business combination

	06.30.18	06.30.17
Investments in joint ventures	-	(215,296)
Trade and other receivables	(56,545)	-
Income tax and minimum presumed income tax credits	(165)	(195,709)
Investment properties (Note 9)	(183,295)	-
Property, plant and equipment (Note 10)	(328)	-
Borrowings	-	109,803
Salaries and social security costs	3,917	-
Deferred income tax (Note 20)	23,065	12,717
Income tax and minimum presumed income tax liabilities	2,072	2,135
Trade and other payables	171,381	26,939
Provisions (Note 19)	702	4,755
Total net non-cash assets acquired	(39,196)	(254,656)
Cash and cash equivalents acquired	-	(13,902)
Fair value of interest held before business combination	-	134,259
Goodwill (Note 12)	(129,016)	(63,072)
Non-controlling interests	11,714	124,405
Total net assets acquired	(156,498)	(72,966)
Financed amount	59,561	-
Cash acquired	-	13,902
Inflation adjustment	16,660	(47,176)
Acquisition of subsidiaries, net of cash acquired	(80,277)	(59,064)

16 .. Shareholder’s equity

Share capital and premium

The share capital of IRSA Propiedades Comerciales was originally represented by common shares with a nominal value of Ps. 0.1 per share and one vote each. On December 18, 2012, the Superintendence of Corporations registered an amendment to the Company’s by-laws whereby it increased the nominal value of its shares from Ps. 0.1 to Ps. 1 each. This amendment, was registered under number 20,264 of Stock Companies Book 62 T°. The CNV admitted the shares indicated above for listing on the Buenos Aires Stock Exchange.

There have been no changes to capital accounts as of June 30, 2019, 2018 and 2017.

As of June 30, 2019, the Company´s capital stock consisted of 126,014,050 common shares with a par value of Ps. 1.00 per share, entitled to one vote each and was as follows:

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

IRSA Propiedades Comerciales S.A.

Inflation adjustment of share capital

Under Argentine GAAP, the Group’s financial statements were previously prepared on the basis of general price-level accounting which reflected changes in the purchase price of the Argentine Peso on the historical financial statements through February 28, 2003. The inflation adjustment related to share capital was recorded to an inflation adjustment reserve that formed part of shareholders' equity. The balance of this reserve could be applied only towards the issuance of common stock to shareholders of the Company. Resolution 592/11 of the CNV requires that at the transition date to IFRS certain equity accounts, such as the inflation adjustment reserve, are not adjusted and are considered an integral part of share capital.

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

The Ordinary and Extraordinary General Meeting of Shareholders on October 29, 2018 constituted a reserve for Ps. 22,643 million for future dividends.

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

As mentioned in Note 2.1.b), in the third quarter of fiscal 2018, the Company’s Board of Directors decided to change the accounting policy applicable to investment properties replacing the acquisition cost method with fair value accounting, as permitted by IAS 40, and retroactively modified the comparative figures until the date of transition to IFRS (July 1, 2011).

This reserve cannot be available for dividend distribution and can only be released to absorb losses of non-assigned results. The changes in fair value that have occurred after the transition period are part of the non-assigned results.

During the fiscal year ended June 30, 2017, the Group's Board of Directors decided to change the accounting policy of the investment properties from the cost model to the fair value model, as allowed by IAS 40.

As of June 30, 2019, 2018 and 2017, the reserve amounted to Ps. 6,459 millon.

Special reserve

The Ordinary and Extraordinary General Shareholders' Meeting on October 29, 2018 constituted a special reserve for Ps. 24,078 millon. As of June 30, 2019, the reserve amounted to Ps. 29,470 millon.

  IRSA Propiedades Comerciales S.A.

Dividends

Dividends distributed corresponding to the results of the years ended as of June 30, 2018, 2017 and 2016 were:

●
Ps. 705 million, approved by the Ordinary and Extraordinary General Shareholders' Meeting held on October  31, 2018.
●
Ps. 1,283 million, approved Ps460,000 by the Ordinary and Extraordinary General Shareholders' Meeting held on October 31, 2017.
●
Ps. 1,056 million, approved by the Ordinary and Extraordinary General Shareholders' Meeting on October 31, 2016, Ps. 641 million, approved by the Ordinary Shareholders' Meeting on April 5, 2017 and Ps. 137 million corresponds to distributed dividends to non-controlling interest.

The decisions made on the basis of years’ results prior to the application of IAS 29, are not subject to be revised.

As of June 30, 2019, 2018 and 2017 there were no prescribed dividends corresponding to dividends pending of payment from previous years.

The canceled dividends during the years ended as of June 30, 2019, 2018 and 2017 were Ps. 705, Ps. 1,283 and Ps. 1,834.

Additionally, during the year ended June 30, 2019 there was a refund of dividends of Ps. 32.8 million.

Retained earnings (Accumulated losses)

Retained earnings comprise accumulated profits or losses without a specific appropriation; positive earnings can be distributable by the decision of the Shareholders' meeting, as long as they are not subject to legal restrictions. These earnings comprise prior years' earnings that were not distributed, the amounts transferred from other comprehensive income and prior years' adjustments, according to IFRS. The restated amount is derived from the difference between the equity at the beginning of the first period of application of IAS 29 and the restatement of assets, liabilities and the rest of the equity items. Subsequently, the amounts are restated into the measuring unit current at the end of the reporting year.

General Resolution No. 593/2011 issued by the CNV provided that Shareholders in the Meetings at which they should decide upon the approval of financial statements in which the Retained earnings account has a positive balance, should adopt an express resolution as to the allocation of such balance, whether to dividend distribution, capitalization.

17. Trade and other payables

The following table shows the amounts of trade and other payables as of June 30, 2019 and 2018:

	06.30.19	06.30.18
Admission rights	1,006,290	1,250,366
Rent and service payments received in advance	768,089	511,281
Accrued invoices	302,818	529,698
Trade payables	152,706	584,911
Payments received in advance	48,079	121,092
Tenant deposits	76,526	72,640
Other income to be accrued	55,018	31,130
Total trade payables	2,409,526	3,101,118
Others	126,131	144,720
Withholdings payable	251,014	427,538
Tax payment plans	285,138	74,644
Dividends	125	56,823
Total other payables	662,408	703,725
Related parties (Note 29)	302,405	246,725
Total trade and other payables	3,374,339	4,051,568
Non-current	860,013	956,341
Current	2,514,326	3,095,227
Total	3,374,339	4,051,568

            The fair value of currents trade and other payables approximate their respective book values due to their short-term nature. The fair values of non-current trade and other payables approximate their book values. The impact of the discount is not significant.

IRSA Propiedades Comerciales S.A.

 18. Borrowings

The following table shows the Company's borrowings as of June 30, 2019 and 2018:

	Book Value at 06.30.19	Book Value at 06.30.18	Fair Value at 06.30.19	Fair Value at 06.30.18
Non-convertible notes	21,384,528	22,583,329	21,284,157	22,959,879
Bank loans	1,716,778	1,577,947	1,560,065	1,605,731
Bank overdrafts	220,167	10,416	220,167	10,416
AABE Debts	128,513	130,591	128,513	130,591
Loans with non-controlling interests	65,833	44,341	65,833	44,341
Finance leases	15,204	22,407	15,204	22,407
Related parties (Note 29)	-	6,463	-	6,463
Total borrowings	23,531,023	24,375,494	23,273,939	24,779,828
Non-current	22,271,559	23,900,248
Current	1,259,464	475,246
Total	23,531,023	24,375,494

As of June 30, 2019 and 2018, the Group did not hold collateralized liabilities (seller financing and long-term borrowings, excluding finance leases).

Borrowings also include liabilities under finance leases where the Group is the lessee and which therefore are measured in accordance with IAS 17 “Leases”. Information regarding liabilities under finance leases is disclosed in Note 23.

The maturity of the Group's borrowings (excluding obligations under finance leases) and the Group's classification related to interest rates is as follows:

	06.30.19	06.30.18
Capital
Less than one year	735,988	59,546
Between 1 and 2 years	6,523,430	350,847
Between 2 and 3 years	457,294	6,746,792
Between 3 and 4 years	15,323,622	603,877
More than 4 years	-	16,165,130
	23,040,334	23,926,192
Accrued interest:
Less than one year	384,452	405,473
Between 1 and 2 years	91,033	21,422
	475,485	426,895
	23,515,819	24,353,087

The fair value of current borrowings at fixed-rates and current and non-current borrowings at floating-rates approaches its carrying amount, as the effect of discounting is not significant. The fair value of debt instruments that are not quoted on a market are valued at their technical value, that is, nominal value plus accrued interest.

The following table shows a detail of the borrowings evolution as of June 30, 2019, 2018 and 2017:

	06.30.19	06.30.18	06.30.17
Balances at the beginning of the year	24,375,494	9,595,720	11,869,515
Borrowings obtained	2,336,067	1,256,549	447,441
Payment of borrowings	(2,094,094)	(132,997)	(434,925)
Interest paid	(2,024,581)	(1,312,051)	(1,219,962)
Accrued interest	2,100,372	1,495,195	1,298,309
Foreign exchange	(1,419,045)	10,355,706	(1,114,554)
Short-term loans, net	247,393	(35,468)	(23,159)
Repurchase of non-convertible notes	(56,356)	-	-
Issuance of non-convertible notes	-	4,609,660	-
Payment of non-convertible notes	-	-	(883,825)
Others	17,595	25,128	31,775
Inflation adjustment	(19,218)	(1,508,041)	(489,409)
Incorporated as a result of business combination	-	-	109,803
Capitalization of financial costs	67,396	26,093	4,711
Balance at the end of the year	23,531,023	24,375,494	9,595,720

The fair value of non-current borrowings at fixed rates (excluding obligations under finance leases) is as follows:

IRSA Propiedades Comerciales S.A.

	06.30.19	06.30.18
NCN Class II due 2023	15,470,163	16,740,343
NCN Class IV due 2020	5,813,994	6,219,536
Bank loans	1,560,065	1,605,731
	22,844,222	24,565,610

The following table breakdown the borrowings by fixed and floating rate of the Group by emission currency (excluding the financial leases)

Borrowings by currency and rate	06.30.19	06.30.18
Fixed rate:
Argentine Peso	209,956	10,416
US Dollar	21,460,570	22,627,670
Subtotal borrowings at fixed rate	21,670,526	22,638,086
Floating rate:
Argentine Peso	348,998	137,054
US Dollar	1,496,293	1,577,947
Subtotal borrowings at floating rate	1,845,291	1,715,001
Total borrowings	23,515,817	24,353,087
Financial leasing	15,204	22,407
Total borrowings in accordance with financial statement	23,531,021	24,375,494

19. Provisions

The following table shows the movements in the Group's provisions for other liabilities:

nonono	Labor, legal and other claims	Investments in associates (*)	06.30.19	06.30.18
Balances at the beginning of the year	86,683	567	87,250	59,150
Inflation adjustment	(34,985)	(243)	(35,228)	(7,118)
Increases (i)	60,806	-	60,806	64,329
Recovery (i)	(15,188)	-	(15,188)	(15,167)
Increases	-	(97)	(97)	471
Used during the year	(17,647)	-	(17,647)	(15,117)
Incorporation as a result of business combination	-	-	-	702
Balances at the end of the year	79,669	227	79,896	87,250
Non-current			43,879	19,067
Current			36,017	68,183
Total			79,896	87,250

(*) Corresponds to investments in associates with negative equity. (See Note 8)
(i)  The charge to increase and recovery provisions has been charged within the line “Other operating results, net”, in the statement of comprehensive income (See Note 26).

                Included in this item are certain amounts in respect of which the Group has established a provision for legal claims, none of which is considered significant.

IRSA Propiedades Comerciales S.A.

20. Current and deferred income tax

The Group’s income tax has been calculated on the estimated taxable profit for each year at the rates prevailing in the respective tax jurisdictions. The subsidiaries of the Group in the jurisdictions where the Group operates are required to calculate their income taxes on a separate basis; thus, they are not permitted to compensate subsidiaries’ losses against other subsidiaries´ income.

The details of the provision for the Group’s income tax are as follows:

	06.30.19	06.30.18	06.30.17
Current income tax	(91,907)	(313,875)	(1,027,478)
Deferred income tax	4,662,860	4,885,795	1,437,933
Special tax for tax revaluation	(276,301)	-	-
Income tax – gain	4,294,652	4,571,920	410,455

The statutory tax rates in the countries where the Group operates for all of the years presented are:

Tax jurisdiction	Income tax rate
Argentina	30%
Uruguay	0%

Deferred tax assets and liabilities of the Group as of June 30, 2019, 2018 and 2017 are expected to be recovered as follows:

	06.30.19	06.30.18
Deferred income tax asset to be recovered after more than 12 months	437,484	125,541
Deferred income tax asset to be recovered within 12 months	1,321,993	1,943,853
Deferred income tax asset	1,759,477	2,069,394

Deferred income tax liabilities to be recovered after more than 12 months	(3,524,123)	(19,223,434)
Deferred income tax liabilities to be recovered within 12 months	(11,304,286)	(577,752)
Deferred income tax liabilities	(14,828,409)	(19,801,186)
Deferred income tax, net	(13,068,932)	(17,731,792)

Deferred income tax (broken down into assets and liabilities) during the fiscal years ended June 30, 2019 and 2018, without considering offsetting balances within the same tax jurisdiction, is the following:

	06.30.18	(Charged) / Credited to the statement of income	06.30.19
Deferred income tax asset
Tax loss carry-forwards	1,327,719	(239,117)	1,088,602
Trade and other payables	634,016	(53,709)	580,307
Other	102,805	(23,387)	79,418
Trading properties	4,854	(4,854)	-
Inflation adjustment	-	11,150	11,150
Subtotal deferred income tax assets	2,069,394	(309,917)	1,759,477

Deferred income tax liabilities
Investment properties	(19,292,807)	6,394,677	(12,898,130)
Investments	(53,375)	(69,581)	(122,956)
Trade and other receivables	(357,623)	(255,855)	(613,478)
Other	(85,496)	29,871	(55,625)
Trade and other payables	(11,885)	7,241	(4,644)
Tax inflation adjustment	-	(1,133,576)	(1,133,576)
Subtotal deferred income tax liabilities	(19,801,186)	4,972,777	(14,828,409)
Deferred income tax liabilities, net	(17,731,792)	4,662,860	(13,068,932)

IRSA Propiedades Comerciales S.A.

	06.30.17	(Charged) / Credited to the statement of income	Incorporation as result of business combination (Note 15)	06.30.18
Deferred income tax asset
Other	(1,925)	1,327,647	1,997	1,327,719
Trading properties	740,876	(106,860)	-	634,016
Trade and other payables	131,548	(28,743)	-	102,805
Tax loss carry-forwards	21,027	(16,173)	-	4,854
Subtotal deferred income tax assets	891,526	1,175,871	1,997	2,069,394

Deferred income tax liabilities
Investment properties	(22,858,425)	3,544,550	21,068	(19,292,807)
Investments	(164,262)	110,887	-	(53,375)
Trade and other receivables	(381,869)	24,246	-	(357,623)
Other	(115,896)	30,400	-	(85,496)
Trade and other payables	(11,726)	(159)	-	(11,885)
Subtotal deferred income tax liabilities	(23,532,178)	3,709,924	21,068	(19,801,186)
Deferred income tax liabilities, net	(22,640,652)	4,885,795	23,065	(17,731,792)

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

As of June 30, 2019, the tax loss carry-forwards of the Group and the jurisdictions which generated them are as follows:

Jurisdiction	Tax loss carry-forward	Date generated	Date of expiration	Rate
Argentina	333	2015	2020	25%
Argentina	294	2016	2021	25%
Argentina	25,357	2017	2022	25%
Argentina	78,267	2018	2023	25%
Argentina	235,108	2019	2024	25%
	339,359

The Group did not recognize deferred income tax assets of Ps. 66,256 and Ps. 6,333, respectively, as of June 30, 2019 and 2018 corresponding to losses of Ps. 256,027 and Ps. 15,808, respectively, related to certain subsidiaries. Although management estimates that these subsidiaries will become profitable in the future, as a result of the recent loss history in recent last periods and the lack of verifiable and objective evidence, it has been determined that there is sufficient uncertainty as to the generation of sufficient income to be able to offset losses within a reasonable timeframe, therefore, no deferred tax asset is recognized in relation to these losses.

The Group did not recognize deferred income tax liabilities of Ps. 222 million and Ps. 168 million as of June 30, 2019 and 2018, respectively, related to the potential dividend distribution of its investments in foreign subsidiary, Torodur S.A. In addition, the withholdings and/or similar taxes paid at source may be creditable against the Group’s potential final tax liability.

IRSA Propiedades Comerciales S.A.

                Below there is a reconciliation between the income tax recognized and that which would result from applying the prevailing tax rate on the Profit Before Income Tax for the years ended June 30, 2019, 2018 and 2017:

	06.30.19	06.30.18	06.30.16
Profit for year before income tax at the prevailing tax rate (i)	6,729,712	(3,382,912)	288,210
Tax effects of:
Rate change	154,740	7,357,313	-
Share of profit of associates and joint ventures	(121,314)	217,308	93,011
Result by rate transparency	(71,256)	-	-
Loss from sale of associates and joint ventures	(1,183)	-	-
Special tax, revaluation	(276,301)	-	-
Non-taxable financial dividends	-	190,728	127,957
Non-taxable / non-deductible items	25,696	(11,237)	11,174
Derivative special tax	-	(1,316)	-
Difference between provisions and affidavits	2,597	1,676	-
Minimum presumed income tax	-	(51)	-
Goodwill	(38,705)	-	-
Deferred income tax forecast	(38,835)	-	-
Expiration of carry-forwards	-	-	14,176
Non-taxable results by business combination	-	-	5,370
Others	(6,004)	(291)	7,147
Inflation adjustment for accounting purpose	(1,297,076)	200,702	(136,590)
Deferred income tax asset not recognized	(15,219)	-	-
Inflation adjustment for tax purpose	(752,200)	-	-
Income tax gain	4,294,652	4,571,920	410,455

On December 27, 2017, the Argentine Congress approved the Tax Reform, through Law No. 27,430, which was enacted on December 29, 2017, and has introduced many changes to the income tax treatment applicable to financial income. The key components of the Tax Reform are as follows:

Dividends: Tax on dividends distributed by argentine companies would be as follows: (i) dividends originated from profits obtained before fiscal year ending June 30, 2018 will not be subject to withholding tax; (ii) dividends derived from profits generated during fiscal years of the Company ending June 30, 2019 and 2020 paid to argentine individuals and/or foreign residents, will be subject to a 7% withholding tax; and (iii) dividends originated from profits obtained during fiscal year ending June 30, 2021 onward will be subject to withholding tax at a rate of 13%.

Income tax: Corporate income tax would be gradually reduced to 30% for fiscal years commencing after January 1, 2018 through December 31, 2019, and to 25% for fiscal years beginning after January 1, 2020, inclusive.

Presumptions of dividends: Certain facts will be presumed to constitute dividend payments, such as: i) withdrawals from shareholders, ii) shareholders private use of property of the company, iii) transactions with shareholders at values different from market values, iv) personal expenses from shareholders or shareholder remuneration without substance.

Revaluation of assets: The regulation establishes that, at the option of the companies, tax revaluation of assets is permitted for assets located in Argentina and affected to the generation of taxable profits. The special tax on the amount of the revaluation depends on the asset, being (i) 8% for real estate not classified as inventories, (ii) 15% for real estate classified as inventories, (iii) 5% for shares, quotas and equity interests owned by individuals and (iv) 10% for the rest of the assets. Once the option is exercised for a particular asset, all other assets in the same category must be revalued. The tax result that originates the revaluation is not subject to the income tax and the special tax on the revaluation amount will not be deductible from said tax. Through regulations (Decree 353/2018 and 613/2018, and General Resolution (AFP) 4287), the National Executive Power has been extending the date for the exercise of the option, based on the international context and the greater volatility that it is observed in the financial variables that affect the decision regarding the exercise of the option. The expiration of the term for the exercise of this option for companies with fiscal year end as of June 30, was July 31, 2019.

The Group has analyzed the impacts of the option mentioned above and has chosen for the application of the optional tax revaluation in some companies of the Group. That special tax amount to Ps. 276 and has been charged in "Income tax" in the comprehensive income statements (Note 20).

Tax inflation adjustment: Law 27,430 establishes the following rules for the application of the inflation adjustment in income tax: (i) the update of the cost for goods acquired or investments made in the fiscal years that begin as of January 1, 2018 (applicable to IRSA for the year end June 30, 2019), considering the percentage variations of the CPI provided by the National Institute of Statistics and Census (INDEC); and (ii) the application of the adjustment set forth in Title VI of the Income Tax Law when a percentage of variation -of the aforementioned index price - accumulated in thirty-six (36) months prior to the fiscal year end that is liquidated, is greater than one hundred percent (100%), or, with respect to the first, second and third year after its validity, this procedure will be applicable in case the accumulated variation of that index price, calculated from the beginning of the first of them and until the end of each year, exceed 55%, 30% and (15%) for the first, second and third year of application, respectively. At the end of this year, there has been an accumulative variation of 55.72% in the index price that exceeds the expected condition of 55% for the application of the adjustment in said first year. Consequently, the tax inflation adjustment has been applied and the cost of goods acquired during the year 2019 has been updated as established in article 58 of the Income Tax Law.

In addition, the argentine tax reform contemplates other amendments regarding the following matters: social security contributions, tax administrative procedures law, criminal tax law, tax on liquid fuels, and excise taxes, among others. As of the date of presentation of these Financial Statements, some aspects are pending regulation by the National Executive Power.

21. Employee benefits

The Group maintains a defined contribution plan (the “Plan”) covering key members of management. The Plan became effective on January 1, 2006. Participants may make contributions to the Plan of up to 2.5% of their monthly salary (“Base Contributions”) and contributions of up to 15% of their annual bonus (“Extraordinary Contributions”). Under the Plan, the Group matches employee contributions to the plan at a rate of 200% for Base Contributions and 300% for Extraordinary Contributions.

All contributions are invested in funds administered outside of the Group. Participants or their assignees, as the case may be, may have access to the 100% of the Company contributions under the following circumstances:

(i)
ordinary retirement in accordance with applicable labor regulations;
(ii)
total or permanent incapacity or disability; and
(iii)
death.

In case of resignation or termination without good cause, the manager will receive the Group’s contribution only if the employee has participated in the Plan for at least 5 years.

Contributions made by the Group under the Plan amount to Ps. 22.5, Ps. 17.1 and Ps. 18.0 million for the fiscal years ended June 30, 2019, 2018 and 2017, respectively.

22. Equity Incentive Plan

The Group maintains an equity incentive plan, under which certain employees, directors and top management of the Group, IRSA and Cresud (the “Participants”). Engagement is voluntary and by invitation of the Board of Directors.

This plan was effectively established on September 30, 2011 and is administered by the Board of Directors of the Group, IRSA and Cresud, as appropriate, or a committee appointed by the Board of Directors of the respective company.

IRSA Propiedades Comerciales S.A.

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

As of June 30, 2019 and 2018 IRSA Propiedades Comerciales had a credit of Ps. 12.4 and Ps. 19.4 million with IRSA Inversiones y Representaciones S.A. and a liability of Ps. 2.5 and Ps. 4.0 millon with Cresud S.A.C.I.F. y A.. The subsidiaries of IRSA Propiedades Comerciales have a liability of Ps. 14.6 and Ps. 22.8 million with IRSA Inversiones y Representaciones S.A..

As of June 30, 2019, 2018 and 2017, the amount accrued for the plans amounts to Ps. 82.1 million, Ps. 127.8 million and Ps. 155.1 million respectively, based on the market value of the shares to be granted pertaining to the Group’s contributions, proportionately to the period already elapsed for the vesting of shares in the Incentive Plan and adjusted for the probability that any beneficiary should leave the Group before the term and/or the conditions required to qualify for the benefits of the plan are met at fiscal year-end.

For the fiscal years ended June 30, 2019, 2018 and 2017, the Group has incurred in a charge related to the Incentive Plan and the extraordinary gratification of Ps. 0.3 million, Ps. 12.0 million and Ps. 35.6 million, respectively.

23. Leases

The Group as lessee

Operating leases:

The Group leases two properties that are used as a shopping mall. These agreements provide for fixed monthly rent payments, adjusted pursuant to a rent escalation clause. Rent expense for the years ended June 30, 2019, 2018 and 2017 amounted to Ps. 6,951, Ps. 5,700 and Ps. 5,222, respectively and are included in "Costs" in the Statements of income.

Furthermore, the Group leases office space under an operating lease with companies related to the Chairman and Director of the Group (Note 29).

The future minimum payments that the Group must pay off under non-cancellable operating leases are as follows:

	06.30.19	06.30.18
No latter than a year	32,619	21,412
Later than 1 year and not later than 5 years	44,995	28,166
More than 5 years	72,426	62,229
	150,040	111,807

IRSA Propiedades Comerciales S.A.

Finance leases:

The Group leases certain computer equipment under various finance leases with an average term of four years. The book value of these assets under financial leases is included in Note 10.

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

Lease liabilities are effectively secured as the rights to the leased assets revert to the lessor in the event of default.

The future minimum payments that the Group must pay off under financial leases are as follows:

	06.30.19	06.30.18
Not later than 1 year	11,040	10,805
Later than 1 year and not later than 5 years	4,737	12,914
Subtotal value of finance lease liabilities	15,777	23,719
Future - financial charges on finance leases	(573)	(1,312)
Present value of finance lease liabilities	15,204	22,407

The fair value of finance lease liabilities is as follows:

	06.30.19	06.30.18
Not later than 1 year	10,660	10,227
Later than 1 year and not later than 5 years	4,544	12,180
Present value of finance lease liabilities	15,204	22,407

Under the terms of these agreements, no contingent rents are payable. The inherent interest rate is fixed at the contract date for all of the lease term. The average interest rate on financial lease payables as of June 30, 2019 and 2018 and 2017 was 11.62%, 20.63% and 14.40%, respectively.

The Group as lessor

Operating leases:

●
Leases of shopping malls, office and other buildings

The Group enters into cancellable operating leases relating to shopping malls. The agreements have an average term raging from three to five years. Some leases related to anchor stores have terms of ten years, which are usually extendable. Tenants normally pay a rent which consists of the higher of (i) the base rent; and (ii) the percentage rent (which generally ranges between 2% and 10% of the tenants’ gross sales). Furthermore, pursuant to one rent escalation clause in most lease arrangements, the tenants’ base rent generally increases between 18% and 24% each year during the agreement term. Regarding the supplementary rental, because this item is not known until the end of the period, it falls within the definition of contingency rental under IAS 17 "Leases". Accordingly, rental income is recognized once the contingent rent is known.

The book value of assets for such leases are described in Note 9.

For the fiscal years ended June 30, 2019, 2018 and 2017, the base and contingent rental income of the Group’s shopping malls amounted to Ps. 4,433,460, Ps. 5,116,177 and Ps. 5,078,387, respectively, and are included under “Income from sales, rents and services” in the consolidated statement of comprehensive income.

IRSA Propiedades Comerciales S.A.

Additionally, IRSA Propiedades Comerciales, owns a shopping mall property known as "Patio Olmos" in the Province of Córdoba, Argentina. The Group leases this property to a third party shopping mall operator under an operating lease agreement expiring in 2032. The agreement provides for fixed monthly payments, adjusted pursuant to a rent escalation clause. Rental income for the years ended June 30, 2019, 2018 and 2017 amounted to Ps. 5,651, Ps. 7,223 and Ps. 7,558, respectively, and is included in the line item “Income from sales, rents and services” in the consolidated statements of comprehensive income.

The Group also enters into cancellable operating leases agreements relating to offices and other buildings. These agreements have an average term raging from three to five years. The tenants are charged a base rent on a monthly basis.

Office and other buildings leases amount to Ps. 1,267,010, Ps. 845,547 and Ps. 860,731 for the fiscal years ended June 30, 2019, 2018 and 2017, respectively, and are included within “income from sales, rents and services” in the statements of comprehensive income.

The book value of assets for such leases are described in Note 9.

The future minimum proceeds under non-cancellable operating leases from Group’s shopping malls, offices and other buildings are as follows:

	06.30.19	06.30.18
No latter than a year	10,660	-
Later than 1 year and not later than 5 years	4,544	6,253,280
More than 5 years	-	39,950
	15,204	6,293,230

Finance leases:

The Group does not act as a lessor in connection with finance leases.

24. Revenues

	06.30.19	06.30.18	06.30.17
Base rent	4,422,812	4,622,321	4,484,121
Contingent rent	1,231,262	1,286,727	1,381,397
Admission rights	734,711	820,824	879,663
Parking fees	337,889	421,207	423,404
Others	199,258	43,799	30,093
Commissions	173,024	265,702	279,931
Property management fees	94,647	117,210	114,588
Average of scheduled rent escalation	265,538	63,154	197,113
Total revenues from rentals and services	7,459,141	7,640,944	7,790,310
Sale of trading properties	16,858	181,369	202,059
Total revenues from sale of properties	16,858	181,369	202,059
Other revenues	98,996	1,003	1,938
Other revenues	98,996	1,003	1,938
Total revenues from sales, rentals and services	7,574,995	7,823,316	7,994,307
Expenses and collective promotion funds	2,595,617	3,071,335	3,281,061
Total revenues from expenses and collective promotion funds	2,595,617	3,071,335	3,281,061
Total revenues	10,170,612	10,894,651	11,275,368

IRSA Propiedades Comerciales S.A.

25. Expenses by nature

The Group presented the statement of comprehensive income classified according to their function as part of the line items “Costs”, “General and administrative expenses” and “Selling expenses”.

The following tables provide additional disclosure regarding expenses by nature and their relationship to the function within the Group.

	Costs (ii)	General and administrative expenses	Selling expenses	06.30.19

Salaries, social security costs and other personnel administrative expenses (i)	1,167,889	344,200	49,741	1,561,830
Maintenance, security, cleaning, repairs and other	1,205,248	66,901	2,321	1,274,470
Taxes, rates and contributions	403,681	13,572	270,843	688,096
Advertising and other selling expenses	388,469	-	37,008	425,477
Directors' fees	-	273,230	-	273,230
Fees and payments for services	36,176	111,791	10,732	158,699
Allowance for doubtful accounts (additions and unused amounts reversed) (Note 14)	-	-	76,053	76,053
Leases and expenses	84,420	22,055	1,828	108,303
Amortization and depreciation (Notes 9,10 y 12)	85,771	48,890	1,268	135,929
Travel, transportation and stationery	26,009	19,501	2,516	48,026
Bank expenses	5,207	18,664	-	23,871
Cost of sale of properties (Note 11)	878	-	-	878
Other expenses	14,137	11,109	31	25,277
Total 06.30.19	3,417,885	929,913	452,341	4,800,139

	Costs (ii)	General and administrative expenses	Selling expenses	06.30.18

Salaries, social security costs and other personnel administrative expenses (i)	1,379,708	200,727	42,631	1,623,066
Maintenance, security, cleaning, repairs and other	1,315,195	34,954	1,424	1,351,573
Taxes, rates and contributions	416,129	20,746	286,736	723,611
Advertising and other selling expenses	475,891	-	51,556	527,447
Directors' fees	-	290,438	-	290,438
Fees and payments for services	19,002	106,518	14,081	139,601
Allowance for doubtful accounts (additions and unused amounts reversed)(Note 14)	-	-	126,639	126,639
Leases and expenses	64,858	10,641	698	76,197
Amortization and depreciation (Notes 9,10 y 12)	72,649	44,886	490	118,025
Travel, transportation and stationery	32,560	24,197	2,092	58,849
Bank expenses	7,279	32,995	-	40,274
Cost of sale of properties (Note 11)	30,065	-	-	30,065
Other expenses	7,625	1,238	61	8,924
Total 06.30.18	3,820,961	767,340	526,408	5,114,709

	Costs (ii)	General and administrative expenses	Selling expenses	06.30.17

Salaries, social security costs and other personnel administrative expenses (i)	1,432,553	209,186	59,689	1,701,428
Maintenance, security, cleaning, repairs and other	1,414,919	16,005	1,726	1,432,650
Taxes, rates and contributions	377,363	9,075	276,402	662,840
Advertising and other selling expenses	623,298	-	70,024	693,322
Directors' fees	-	288,958	-	288,958
Fees and payments for services	30,921	125,101	5,696	161,718
Allowance for doubtful accounts (additions and unused amounts reversed) (*)	-	-	91,162	91,162
Leases and expenses	147,001	9,474	1,112	157,587
Amortization and depreciation	79,055	26,957	735	106,747
Travel, transportation and stationery	37,187	16,979	1,956	56,122
Bank expenses	1,364	15,575	-	16,939
Cost of sale of properties	37,078	-	-	37,078
Other expenses	6,584	327	304	7,215
Total 06.30.17	4,187,323	717,637	508,806	5,413,766

(*) At June 30, 2018 includes debt relief of Ps. 1,162.
(i)
For the fiscal year ended June 30, 2019 includes Ps. 1,390,047 of Salaries, Bonuses and Social Security and Ps. 171,783 of other concepts. For the fiscal year ended June 30, 2018 includes Ps. 1,496,411 Salaries, Bonuses and Social Security; Ps. 11,027 of Equity incentive plan and Ps. 115,628 of other concepts. For the fiscal year ended June 30, 2017 includes Ps. 1,491,268 Salaries, Bonuses and Social Security; Ps. 34,885 of Equity incentive plan and Ps. 175,275 of other concepts.
(ii)
For the fiscal year ended June 30, 2019 includes Ps. 3,377,072 of Rental and services costs; Ps. 37,681 of Cost of sales and developments and Ps.3,132 of other consumer financing costs. For the fiscal year ended June 30, 2018 includes Ps. 3,744,503 of Rental and services costs; Ps. 48,531 of Cost of sales and developments and Ps. 27,927 of other consumer financing costs. For the fiscal year ended June 30, 2017 includes Ps. 4,121,085 of Rental and services costs; Ps. 62,790 of Cost of sales and developments and Ps. 3,448 of other consumer financing costs.

IRSA Propiedades Comerciales S.A.

26. Other operating results, net

	06.30.19	06.30.18	06.30.17
Interest generated by operating credits	165,063	60,945	115,673
Canon	26,353	23,096	19,875
Management fees	13,106	7,310	8,289
Expenses for sale of investment properties	-	(1,375)	(5,722)
Loss resulting from disposals of property plant and equipment	(1,147)	136,942	-
Others	(25,380)	(6,228)	(17,859)
Lawsuits (Note 18) (*)	(47,242)	(44,254)	(31,897)
Donations	(90,149)	(47,934)	(112,472)
Loos for impaired trading properties	(32,048)	-	-
Loss from sale of subsidiaries, associates and joint ventures (Note 8)	(120,127)	-	-
Impaired goodwill (Note 12)	(129,016)	-	-
Total other operating results, net	(240,587)	128,502	(24,113)

(*) Includes direct charge to income for Ps. 1,624

27. Financial results, net

	06.30.19	06.30.18	06.30.17
- Interest income	82,440	286,167	259,849
- Dividends income	-	57,959	21,858
Finance income	82,440	344,126	281,707
- Interest expense	(2,116,467)	(1,523,742)	(1,484,486)
- Others financial costs	(184,245)	(194,326)	(166,681)
Subtotal finance costs	(2,300,712)	(1,718,068)	(1,651,167)
Less: Capitalized finance costs	67,396	26,093	4,711
Finance costs	(2,233,316)	(1,691,975)	(1,646,456)
Foreign exchange, net	58,966	(5,821,173)	757,828
- Fair value gains of financial assets at fair value through profit or loss	723,964	1,211,425	(475,402)
- Gain from derivative financial instruments	389,435	385,224	182,494
- Gain/ (Loss) from repurchase of non-convertible notes	4,560	-	(367)
Other financial results	1,176,925	(4,224,524)	464,553
- Inflation adjustment	(320,863)	(784,603)	(172,075)
Total financial results, net	(1,294,814)	(6,356,976)	(1,072,271)

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

	06.30.19	06.30.18	06.30.17
Profit attributable to equity holders of the Parent	(18,032,555)	13,730,576	(365,758)
Weighted average number of ordinary shares in issue (thousands)	126,014	126,014	126,014
Basic earnings per share	(143.10)	108.96	(2.90)

IRSA Propiedades Comerciales S.A.

As mentioned in Note 16, the nominal value of the Company´s common shares increased from Ps. 0.1 to Ps. 1 per share. The number of shares, prices and any other information per share included in these Financial Statements for all of these periods have adjusted retroactively to reflect the change from Ps. 0.1 to Ps. 1.

(b)
Diluted

Diluted earnings per share amounts are calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all dilutive potential shares. As of June 30, 2019, 2017 and 2017, the Group has no convertible instruments. The diluted earnings per share is equal to basic earnings per share.

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
Compensation of the Board of Directors

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
Compensation of Senior Management

The members of the Senior or Top Management are appointed and removed by the Board of Directors, and perform functions in accordance with the instructions delivered by the Board itself.

The remuneration earned by the Company's Senior Management (including Directors) was Ps. 62.5 million; Ps. 63.2 million and Ps. 38.5 million as of June 30, 2019, 2018 and 2017, respectively. The remuneration earned by Senior Management for their functions consists of an amount that is fixed taking into account the manager's background, capacity and experience, and an annual bonus which varies according to their individual performance and the Group's results. Members of senior management participate in defined contribution and share-based incentive plans that are described in Notes 21 and 22, respectively.

IRSA Propiedades Comerciales S.A.

The Group’s Senior Management is composed of as follows:

Name	Date of birth	Position	In the position since
Alejandro G. Elsztain	31/03/1966	Chief Executive Officer	2002
Daniel R. Elsztain	22/12/1972	Chief Operating Officer	2011
Matias Gaivironsky	23/02/1976	Chief Financial and Administrative Officer	2016
Juan José Martinucci	31/01/1972	Chief Commercial Officer	2013
Arnaldo Jawerbaum	13/08/1966	Chief Investment Officer	2017

3.
Corporate Service Agreement with Cresud and IRSA

Considering that IRSA, Cresud and IRSA CP have operating overlapping areas, the Board of Directors considered it convenient to implement alternatives that allow reducing certain fixed costs of its activity, in order to reduce its impact on operating results, taking advantage of and optimizing the individual efficiencies of each of the companies in the different areas that make up the operational administration.

For this purpose, on June 30, 2004, a Framework Agreement for the Exchange of Corporate Services (“Framework Agreement”) was signed, between IRSA, Cresud and IRSA CP, which was periodically modified, the last update being on June 28, 2019.

Under this Framework Agreement, corporate services are currently provided in the following areas: Corporate Human Resources, Administration and Finance, Planning, Institutional Relations, Compliance, Shared Services Center, Real Estate Business Administration, Directory to distribute Real Estate, HR Real Estate Business, Security, Corporate Legal Management, Corporate Environment, Technical Management Infrastructure and Services, Purchasing and Contracting, Management and Enabling, Investments, Government Affairs, Hotels, Fraud Prevention, Bolivar, Proxy, General Management to distribute, Directory Security.

Under this agreement, the companies entrusted to an external consultant the semiannual review and evaluation of the criteria used in the process of liquidating corporate services, as well as the distribution bases and supporting documentation used in the aforementioned process, through the preparation of a semi-annual report.

                It should be noted that the operation under comment allows Cresud, IRSA and IRSA CP to maintain absolute independence and confidentiality in their strategic and commercial decisions, being the allocation of costs and benefits made on the basis of operational efficiency and equity, without pursuing individual economic benefits for each of the companies.

4.
Legal services

The Group hires legal services from Estudio Zang, Bergel & Viñes, at which Saúl Zang is a partner and sits also at the Board of Directors of the Group companies.

5.
Donations granted to Fundación IRSA and Fundación Museo de los Niños

Fundación IRSA is a non-profit charity institution that seeks to support and generate initiatives concerning education, the promotion of corporate social responsibility and the entrepreneurial spirit of the youth. It carries out corporate volunteering programs and fosters donations by the Group’s employees. The main members of Fundación IRSA's Board of Administrators are: Eduardo S. Elsztain (Chairman); Saúl Zang (Vice Chairman I), Alejandro Elsztain (Vice Chairman II) and Mariana C. de Elsztain (secretary). It finances its activities with the donations made by the Company, IRSA, Cresud and others Group’s companies.

Fundación Museo de los Niños is a non-profit association created by the same founders of Fundación IRSA and its Management Board is formed by the same members as Fundación IRSA’s.

IRSA Propiedades Comerciales S.A.

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

7.
Special reimbursement programs with several means of payment

The Group carries out diverse commercial activities and promotions intended to promote larger number of visitors and consumption inside its shopping mseealls. Some promotions are offered on specific dates or periods, different types of discounts to clients and/or interest-free financing plans. To this end, the Group enters into agreements with various third party financial entities and/or related parties, such as Banco Hipotecario S.A. and Tarshop S.A..

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

IRSA Propiedades Comerciales S.A.

10.
Borrowings

In the normal course of its activities, the Group enters into diverse loan agreements or credit facilities between the group’s companies and/or other related parties. These loans accrue interest at market rates.

11.
Financial and service operations

The Group works with several financial entities in the Argentine market for operations including, but not limited to, credit, investment, purchase and sale of securities and financial derivatives. Such entities include Banco Hipotecario S.A. and its subsidiaries. Furthermore, Banco Hipotecario S.A. and BACS Banco de Crédito y Securitización S.A. usually act as underwriters in capital market transactions undertaken by the Group. All transactions are carried out on arm’s-length.

12.
Purchase of financial assets

The Group usually invests excess cash in several instruments that may include those issued by related companies, acquired at issuance or from unrelated third parties through secondary market deals.

13.
Investment in investment funds managed by BACS Administradora de Activos

The Group invests its liquid funds in mutual funds managed by BACS Administradora de Activos S.A.S.G.F.C.I. among other entities.

IRSA Propiedades Comerciales S.A.

The following is a summary of the balances with related parties:

Item	06.30.19	06.30.18
Trade and other receivables	4,242,715	1,223,115
Investments in financial assets	2,750,850	386,667
Trade and other payables	(302,405)	(246,725)
Borrowings	-	(6,463)
Total	6,691,160	1,356,594

Related parties	06.30.19	06.30.18	Description of transaction
IRSA Inversiones y Representaciones Sociedad Anónima (IRSA)	3,784,889	1,047,638	Advances
	1,615,544	63,572	Non-convertible notes
	84,926	666	Other credits
	56,556	64,888	Corporate services
	12,448	19,366	Equity incentive plan
	4,764	14,037	Reimbursement of expenses
	648	-	Leases and/or rights to use space
	(411)	(683)	Reimbursement of expenses to pay
	(14,609)	(22,728)	Equity incentive plan to pay
	(131)	-	Lease collections to pay
Total direct parent company	5,544,624	1,186,756
Cresud S.A.CI.F. y A.	1,135,306	323,095	Non-convertible notes
	(20)	(23,919)	Reimbursement of expenses to pay
	(2,546)	(3,961)	Equity incentive plan to pay
	(26,856)	-	Reimbursement of expenses to pay
	(86,435)	(86,317)	Corporate services to pay
Total direct parent company of IRSA	1,019,449	208,898
La Rural S.A.	255,243	11,147	Dividends
	26,947	44,668	Leases and/or rights to use space
	(2,770)	(1,315)	Reimbursement of expenses to pay
Other associates and joint venture	5,101	-	Leases and/or rights to use space
	-	6,704	Loans granted
	-	(6,463)	Borrowings obtained
	-	(366)	Reimbursement of expenses to pay
	-	(445)	Advertising space to pay
	427	488	Reimbursement of expenses
	2	792	Management fee
	(387)	(806)	Leases and/or rights to use space to pay
Total associates and joint ventures of IRSA Propiedades Comerciales	284,563	54,404
Directors	(12)	(19)	Reimbursement of expenses to pay
	(132,840)	(104,430)	Fees
Total Directors	(132,852)	(104,449)
OFC S.R.L.	(20,400)	-	Others payables
	583	-	Others receivables
Exportaciones Agroindustriales Argentinas S.A.	(11,568)	-	Others payables
Others	6,232	5,107	Reimbursement of expenses
	3,735	7,289	Leases and/or rights to use space
	214	325	Advertising space
	-	(8)	Dividends to pay
	(1,712)	(14)	Leases and/or rights to use space to pay
	-	(42)	Commissions to pay
	(24)	(6)	Reimbursement of expenses to pay
	(1,684)	(1,666)	Legal services
Total others	(24,624)	10,985
Total	6,691,160	1,356,594

IRSA Propiedades Comerciales S.A.

The following is a summary of the results with related parties:

Related parties	06.30.19	06.30.18	06.30.17	Description of transaction
IRSA	59,661	63,147	52,474	Corporate services
	10,189	29,537	1,715	Financial operations
	7,241	1,680	5,487	Leases and/or rights to use space
	261	294	281	Commissions
Total direct parent company	77,352	94,658	59,957
Cresud S.A.CI.F. y A.	26,405	257,226	133,653	Financial operations
	5,328	3,694	1,932	Leases and/or rights to use space
	(283,310)	(294,015)	(283,027)	Corporate services
Total direct parent company of IRSA	(251,577)	(33,095)	(147,442)
Tarshop S.A.	40,701	28,150	30,401	Leases and/or rights to use space
	739	594	15	Commissions
La Rural S.A.	26,353	22,597	16,476	Leases and/or rights to use space
	-	20,345	-	Dividends accrued
	-	3,120	18,450	Financial operations
Others associates and joint ventures	239	7,431	8,289	Fees
	(598)	1,301	(1,069)	Financial operations
	-	(926)	(4,080)	Leases and/or rights to use space
	-	22	-	Corporate services
Total associates and joint ventures	67,434	82,634	68,482
Directors	(273,235)	(296,462)	(289,266)	Fees
Senior Management	(17,241)	(17,535)	(14,597)	Fees
Total Directors	(290,476)	(313,997)	(303,863)
Banco de Crédito y Securitización	38,436	30,349	20,764	Leases and/or rights to use space
BHN Vida S.A	7,742	5,861	3,613	Leases and/or rights to use space
BHN Seguros Generales S.A.	7,838	5,960	3,713	Leases and/or rights to use space
Banco Hipotecario S.A.	-	1,816	7,330	Leases and/or rights to use space
	-	46	46	Commissions
	-	39	-	Dividends accrued
REIG V	-	-	133,532	Financial operations
Estudio Zang, Bergel & Viñes	(14,287)	(17,922)	(19,499)	Fees
Others	3,512	2,077	1,367	Leases and/or rights to use space
	31	-	-	Tax credits
	-	-	(1,392)	Commissions
	-	(3,234)	-	Donations
Total others	43,272	24,992	149,474
Total	(353,995)	(144,808)	(173,392)

The following is a summary of the transactions with related parties:

Related parties	06.30.19	06.30.18	Description of transaction
IRSA	607,833	1,107,479	Dividends granted
Tyrus	116	1,230	Dividends granted
E-Commerce Latina S. A.	719	1,309	Dividends granted
Total dividends granted	608,668	1,110,018
Nuevo Puerto Santa Fe S.A.	10,463	15,679	Dividends received
La Rural S.A.	301,182	54,962	Dividends received
Total dividends received	311,645	70,641
Quality Invest S.A.	50,833	64,726	Irrevocable contributions granted
Avenida Inc S.A.	-	9,661	Irrevocable contributions granted
Total irrevocable contributions	50,833	74,387
Quality Invest S.A.	-	2,565	Equity contributions granted
Total equity contributions	-	2,565
Tarshop S.A.	(123,939)	-	Sale of share
Total sale of shares	(123,939)	-

IRSA Propiedades Comerciales S.A.

30. CNV General Resolution N° 622/13

As required by Section 1°, Chapter III, Title IV of CNV General Resolution N° 622/13, below there is a detail of the notes to the Consolidated Financial Statements that disclose the information required by the Resolution.

Exhibit A - Property, plant and equipment	Note 9 - Investment properties
Note 10 - Property, plant and equipment
Exhibit B - Intangible assets	Note 8 - Intangible assets
Exhibit C - Equity investments	Note 12 - Information about, associates and joint ventures
Exhibit D - Other investments	Note 13 - Financial instruments by category
Exhibit E - Provisions	Note 14 - Trade and other receivables
Note 19 - Provisions
Exhibit F - Cost of sales and services provided	Note 25 - Expenses by nature
Note 11 - Trading properties
Exhibit G - Foreign currency assets and liabilities	Note 31 - Foreign currency assets and liabilities

31. Foreign currency assets and liabilities

Book amounts of foreign currency assets and liabilities are as follows:

Items (1)	Amount (2)	Exchange rate (3)	06.30.19	06.30.18
Assets
Trade and other receivables
Uruguayan Pesos	678	1.20	814	36
US Dollar	13,709	42.26	579,334	413,494
Euros	72	47.99	3,447	7,432
Trade and other receivables with related parties
US Dollar	2,374	42.46	100,780	174,898
Total trade and other receivables			684,375	595,860
Investments in financial assets
US Dollar	65,893	42.26	2,784,645	5,336,999
Investment in financial assets with related parties
US Dollar	64,787	42.46	2,750,850	386,667
Total investments in financial assets			5,535,495	5,723,666
Cash and cash equivalents
Uruguayan Pesos	2	1.20	2	3
US Dollar	70,579	42.26	2,982,680	3,758,377
Pound	2	53.64	81	89
Euros	1	47.99	55	59
Total cash and cash equivalents			2,982,818	3,758,528
Total Assets			9,202,688	10,078,054
Liabilities
Trade and other payables
Uruguayan Pesos	6	1.20	7	22
US Dollar	6,697	42.46	284,360	256,873
Euros	-	48.71	-	2,164
Total trade and other payables			284,367	259,059
Borrowings
US Dollar	542,084	42.46	23,016,872	24,342,962
Total borrowings			23,016,872	24,342,962
Derivative financial instruments
US Dollar	635	42.46	26,956	411
Total derivative financial instruments			26,956	411
Provisions
US Dollar	5	42.46	212	224
Total Provisions			212	224
Total Liabilities			23,328,407	24,602,656

(1)  Considering foreign currencies those that differ from each one of the Group’s companies’ functional currency at each year-end.
(2) Expressed in thousands.
(3) Exchange rate of the Argentine Peso as of June 30, 2019 and 2018 as reported by the Argentine Central Bank.

IRSA Propiedades Comerciales S.A.

32. Barter transactions

The Group generally enters into barter transactions with third-party developers in the ordinary course of business. By virtue of these transactions, the Group generally exchanges undeveloped plots of land for units to be constructed and received in the future. Following is a description of pending transactions that have not yet been perfected by the third parties as of June 30, 2019:

Beruti

On October 13, 2010, the Group and TGLT entered into an agreement to barter a plot of land located at Beruti 3351/59 in the city of Buenos Aires for cash and future residential apartments to be constructed by TGLT on the mentioned land. The transaction, which was subject to certain precedent conditions including the completion by TGLT of its initial public offering, was agreed upon at USD 18.8 million. TGLT constructed an apartment building with residential and commercial parking space. In consideration, TGLT had to transfer to IRSA Propiedades Comerciales S.A. (i) a number of apartments to be determined representing 17.33% of total square meters of residential space; (ii) a number of parking spaces to be determined representing 15.82% of total square meters of parking space; (iii) all spaces reserved for commercial parking in the future building and (iv) the amount of USD 10.7 million payable upon delivering the deeds of title on the land. TGLT completed its initial public offering in the Buenos Aires Stock Exchange on October 29, 2010 and therefore the precedent condition for the transaction was fulfilled on that date. TGLT paid the mentioned USD 10.7 million on November 5, 2010. On December 16, 2010, the title deed to the Beruti plot of land was executed. To secure performance of obligations assumed by TGLT under the deed of sale, a mortgage was granted in favour of IRSA Propiedades Comerciales S.A.

An association named Asociación Amigos Alto Palermo presented an injunction requesting that the construction is prohibited and obtained a suspension interim measure for this purpose. Later, the Court of Appeals from the Autonomous City of Buenos Aires ordered the lifting of such interim measure. On December 4, 2013 the delivery terms for committed units were extended for 11 months and on November 4, 2014 a new 11-month extension was signed. On June 11, 2015 final judgment was rendered in favor of IRSA Propiedades Comerciales and TGLT.

On December 30, 2016, TGLT S.A. and IRSA Propiedades Comerciales executed a possession conveyance deed in which TGLT is not able to execute the relevant title conveyance deed, as it had not completed registration of the Condominium interest as contracted.

During the fiscal year ended June 30, 2019, third parties were assigned the right to notarize in public deeds part of the units, which generated income of Ps. 17.1 million.

As already explained, the remaining part of the transactions continues to be classified as a barter.

Conil

On November 5, 2014, the Group executed a conveyance deed evidencing a swap and mortgage transaction in favor of Darío Palombo (acting as Trustee of “Fideicomiso Esquina Guemes”) to convey title on four plots of land located in Avellaneda district. The agreement provides for the development by the Trust of two building construction undertakings. In consideration for such work, the compensation agreed included the amount of USD 0.01 million and delivery, within 24 months as from such agreement execution, of two functional units for commercial purposes and one functional unit for office purposes (the non-monetary compensation was valued at USD 0.7 million).

On June 26, 2018, an extension of the barter transaction was signed, in which the buyer undertakes to deliver the public deed in a maximum period of 54 months for BUILDING "A" and 80 months for the BUILDING "B", both counting from November 5, 2014.

IRSA Propiedades Comerciales S.A.

In the same act, a delivery commitment was signed for a department unit with an approximate area of 57.5 sqm, located on the 4th floor, along with a 14 sqm garage located on the ground floor, both belonging to Building “B” as payment for the fines due from the failure of delivery of possession of the units of both buildings, until date of signature of extension of the barter transaction, which is equivalent to USD 291,600.

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

IRSA Propiedades Comerciales S.A.

34. Subsequent events

Devaluation, debt restructure and forex exchange control

After June 30, 2019, the Argentine Peso suffered a further depreciation with respect to the US Dollar and other currencies of approximately to 40%. The Company has estimated that the impact of the aforementioned devaluation on its net financial liabilities in foreign currency at June 30, 2019 (net of the tax effect) is a Ps. 3,955.2 million loss. The future income related to the value of the assets that correlate with the dollar has not been estimated at the date of issuance of these financial statements because the calculations are through valuation methodologies (see Note 9 of Investment Properties).

Through the Emergency Executive Branch Decree No. 609/2019, dated September 1, 2019, the Argentine government, until December 31, 2019, reinstated restrictions on the foreign exchange market, empowering the Banco Central de la República Argentina (the “Central Bank”) to impose restrictions on the inflow and outflow of foreign currency into and from the Argentine exchange market. In addition, certain transactions, as detailed below, involving the purchase and sale of foreign currency must be settled through the foreign exchange market where the Central Bank supervises the purchase and sale of foreign currency. Such transactions are subject to the regulations and requirements imposed by the Central Bank. Under Communication “A” 6770, as amended, the Central Bank established certain restrictions and requirements applicable to certain foreign currency exchange transactions. If such restrictions and requirements are not met, criminal penalties shall be applied.

As of October 28, 2019, the main changes are the following:

Outflow and Inflow of Capital

Obligation for the settlement of funds through the foreign exchange market.

General rules. Exports.

Pursuant to Emergency Executive Decree No. 609/2019 any foreign currency derived from foreign trade must be settled through the foreign exchange market on the terms and conditions to be set forth by the Central Bank.

Pursuant to Communication “A” 6770, as amended, within 5 business days as of the date of the disbursement and collection of the funds abroad, corresponding to the payment of exportation of goods, advance payments of exports and foreign pre and post financing loans for exports, such funds must be settled through the foreign exchange market. Whenever such transactions are granted by a local entity, such settlement must be made upon disbursement of the relevant funds. In all cases, the due date for the settlement of the funds derived from exports shall be the shortest time between 5 business days and the date applicable to the specific good according to the current rules. Such funds shall be credited in a local bank account duly opened in favor of the client.

According to different regulations enacted by the Central Bank, it is allowed the application of payment for exports abroad for the cancellations of exporter’s debt in certain cases, such as:

a. advance payments and pre and post financing loans for exports whenever the relevant funds received thereunder have already been settled through the foreign exchange market.

b. financing of local financial entities to foreign importers regarding the export of local goods.

c. financial loans related to agreements in force as of August 31, 2019, whose terms provide for interest payments using the flow of funds from exports abroad.

 Services

Communication “A” 6770 sets forth that the payments in foreign currency received by residents for the export of services under the applicable rules must be settled through the foreign exchange market within five business days as of its collection abroad or locally or its deposit in foreign bank accounts.

Financial Indebtedness

In accordance with Communication “A” 6770, as amended, transactions arising from foreign financial indebtedness disbursed as from September 1, 2019 must be settled in the foreign exchange market and the transfer shall be deposited in a local bank account.

Exemptions to settlement of funds obligation

Communication “A” 6814 sets forth that no settlement of foreign currency funds will be required to residents: a) in connection with funds derived from exports of goods; b) in connection with funds derived from export of services; c) in connection with funds derived from the sale of non financial non productive assets; and/or d) as a condition to access to the foreign exchange market for repayment of foreign indebtedness. Always provided that all the following conditions are met:

(a)
The relevant funds are deposited in foreign currency bank accounts of the client located in Argentina.
(b)
The deposit mentioned in item (a) above is made within the applicable settlement term period.
(c)
The funds are simultaneously applied to transactions under which access to the foreign exchange control market is permitted, taking into consideration each of the transactional limit that may be applicable. In case the inflow of funds derives from a new foreign financial indebtedness and the same are applied to the prepayment of local foreign currency indebtedness with a financial entity, the average term of the new foreign financial indebtedness shall exceed the average term of the local foreign currency indebtedness subject to prepayment.
(d)
The implementation of this mechanism shall have a neutral effect from a tax standpoint.

 Outflow of capital, including the availability of cash or cash equivalents

Formation of off-shore assets or guarantees and operational payments related to and derived from derivative transactions

Legal entities, local governments, mutual funds, trusts and other universalities incorporated in Argentina will require prior approval of the Central Bank to constitute foreign assets and create all types of guarantees related to derivative transactions.

 Pursuant to Communication “A” 6815 dated October 28, 2019, resident natural persons must obtain prior approval from the Central Bank to constitute external assets, remit family aid and the formation of guarantees and operational payments related to derivative transactions, in case the total amount of the above-mentioned transactions exceeds the equivalent of US$ 200 per month in all entities licensed to operate in foreign exchange market of which only up to US$ 100 may be acquired in cash, otherwise, the transaction shall be carried out by debit to local accounts. Previously, such monthly limit amount was US$ 10,000, in accordance with Communication “A” 6770.

Access to the foreign exchange market for the formation of guarantees and operational payments related to interest rate coverage derivative contracts is permitted, prior fulfillment of reporting obligations established by the Central Bank, as applicable and whenever the risk covered thereunder does not exceed the underlined liability.

Outflow of funds for payment to non-residents

Payment of services

According to Communication “A” 6770, there are no limits or restrictions applicable for residents who access the foreign exchange market to pay services to non-residents whenever the parties involved are non related parties. Otherwise, prior approval of the Central Bank will be required. The access to the foreign exchange market requires the filing of certain documentation by residents demonstrating the validity of transactions in which the funds are purchased for its remittance abroad.

Payment of debts stemming from imports of goods and services

Prior approval from the Central Bank will be required to access the foreign exchange market for pre-payment of debt stemming from imports of goods and services.

Prior approval from the Central Bank is also applicable for access to the foreign exchange market to make payments of debts stemming from imports of goods with related companies abroad when the following requirements are met: a) the relevant debt is pending as of August 31, 2019 and b) the debt exceeds the equivalent of US$ 2 million per month per resident customer.

In the case of pre-payments for imports carried out with non related companies abroad, the respective supporting documentation must be submitted and evidence of entry of goods must be filed within 90 calendar days of the access to the foreign exchange market and the recipient of the funds must be the foreign supplier.

Payment of profits and dividends

As from September 1, 2019, Communication “A” 6770 provides that prior approval of the Central Bank will be required to allow Argentine companies to transfer abroad profits and dividends.

 Payment of foreign financial indebtedness

Communication “A” 6770 provides that foreign financial indebtedness may be paid through the foreign exchange market on the relevant due date subject to (i) prior settlement of the funds, as applicable, and (ii) prior fulfillment of reporting obligations established by the Central Bank.

In addition, prior approval of such entity will be required regarding any prepayment proposed to be made in excess of three days before the original maturity date. Pursuant to Communication “A” 6814, such prior approval will not be required in case the following conditions are met: (a) the prepayment is simultaneously made with funds resulting from the settlement of a new financial indebtedness disbursed as from October 17, 2019, (b) the average term of the new indebtedness exceeds the remaining average term of the indebtedness subject to prepayment, (c) the maturity date of the first capital payment under the new indebtedness shall not take place before the next capital payment to be made under the indebtedness subject to prepayment and (d) the amount of the first capital payment of the new indebtedness shall not exceed the amount of the next capital payment to be made under the indebtedness subject to prepayment.

Reporting Obligations

Under Communication “A” 6401, as amended, the Central Bank established on legal entities, mutual funds, trusts and other universalities incorporated in Argentina and on resident natural persons, the obligation to report about the holding of foreign assets and liabilities.

In addition, Communication ”A” 6815 set forth reporting obligations on entities licensed to operate in the foreign exchange market about foreign currency transactions that exceed the amount of USD 2,000,000 per day and per customer or transactions made directly by the such entities.

 Access to the foreign exchange market for non-residents

 Prior approval from the Central Bank will be required for non-residents to access the foreign exchange market in case of amounts greater than the equivalent of US$ 100 per month in all entities licensed to operate in foreign exchange transactions. Previously, such monthly limit amount was US$ 1,000 in accordance with Communication ”A” 6770.

Exempted from the limit on foreign currency purchase in the foreign exchange market are, among others, (a) transactions made by international organizations and institutions that operate as official export credit agencies; (b) transactions made by diplomatic and consular representations as well as diplomatic personnel accredited in Argentina for transfers made in the exercise of their functions; and (c) transactions made by Argentine representations/agencies of courts, authorities, offices, special missions, commissions or bilateral bodies established by treaties or international agreements, to which Argentina is a party, to the extent that the transfers are made in the exercise of their functions..

Repayment of foreign currency debt between residents

 Access to the foreign exchange market for the repayment of debts and other foreign currency obligations of residents, entered into as from September 1, 2019, is banned.

 Access to the foreign exchange market is granted, at maturity, in case of foreign currency obligations between residents that are recorded in an official registry or have been entered into by way of public deed as of August 30, 2019.

Exchange and arbitrage transactions

Exchange and arbitrage transactions may be carried out with customers without prior approval from the Central Bank to the extent that, if implemented as individual transactions going through pesos, they may be conducted without such approval in accordance with the provisions of Communication “A” 6770 of the Central Bank, as amended.

Pursuant to Communication A 6815, cash extractions abroad may be carried out by debit to local bank accounts denominated in foreign currency held by the customer performing the transaction.

Recapitalization agreement TGLT

On August 8, 2019, we entered into certain arrangements with TGLT S.A. (“TGLT”) providing for collaboration in TGLT’s financial restructuring and recapitalization. We participated in the recapitalization agreement whereby TGLT committed: (i) to make a public offer to subscribe Class A preferred shares at a subscription price of US$1.00 per TGLT share; (ii) to make a public offering of new Class B preferred shares which may be subscribed by (a) the exchange for ordinary shares of TGLT, at an exchange ratio of one Class B preferred share for every 6.94 ordinary shares of the Company and / or (b) the exchange for convertible notes, at an exchange ratio of a Class B preferred share for each US$1.00 of convertible notes (including accumulated and unpaid interests under the existing convertible notes); and (iii) to grant an option to subscribe new Class C preferred shares in a public offer for cash to be carried out if: (a) the public offer of Class A and Class B preferred shares are consummated and (b) a minimum number of option holders have exercised that option at a subscription price per Class C preferred share of US$1.00 (or its equivalent in pesos).

In addition, as a holder of convertible notes of TGLT, we entered into an agreement that defers interest payments due on the convertible notes until November 8, 2019 and an option agreement by which Class C preferred shares may be subscribed.

Finally, in support of the recapitalization plan, we entered into a commitment with TGLT to subscribe for newly issued common shares and make capital contributions up to US$24 million. Implementation of the TGLT recapitalization is subject to approval TGLT corporate authorization and CNV approval.

IRSA Propiedades Comerciales Shareholders’ Meeting

IRSA Propiedades Comerciales Shareholders’ Meeting, held on October 30, 2019, approved among others: (i) the absorption of the accumulated net losses as of June 30, 2019 against the special reserve and (ii) the payment of a dividend of Ps.595 million.

              On the other hand, it resolved to empower the Board of Directors to implement an incentive plan to employees, management and Directors of the Company for up to 1% of the capital stock of the Company.

IRSA Propiedades Comerciales S.A.