Form 20-F/A
period 2019-06-30
IRSA PROPIEDADES COMERCIALES S.A.
filed 2020-01-06
CIK 1128173

United States
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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
x Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files)..
x Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer” and “emerging growth company” in Rule 12b-2 of the Exchange Act.:
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

EXPLANATORY NOTE

This Amendment No. 1 on Form 20-F/A (the “Amendment”) is being filed by IRSA Propiedades Comerciales S.A. (“IRSA CP.” the “Company,” “we,” “our,” or “us”) to amend the Company’s Annual Report on Form 20-F for the fiscal year ended June 30, 2019, originally filed with the U.S. Securities Exchange Commission on October 31, 2019 (the “Original Filing”). The Company is filing this Amendment solely for purposes of amending the disclosure relating to the independent directors of the Company.

This Amendment consists solely of the cover page and this explanatory note. Except as described above, this Amendment does not amend any information set forth in the Original Filing or reflect any events that occurred subsequent to the filing of the Original Filing on October 31, 2019. Accordingly, this Amendment should be read in conjunction with the Original Filing and with our filings with the U.S. Securities Exchange Commission subsequent to the Original Filing.

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

As of the date of this annual report, our board of directors is comprised of nine directors and seven alternate directors. The table below contains certain information relating to our directors and alternate directors:

Name	Date of birth	Office held	Date of appointment to office	Term in office expires in(1)	Officeheld since
Eduardo Sergio Elsztain	01/26/1960	Chairman	2017	2020	1994
Saúl Zang	12/30/1945	First Vice-Chairman	2019	2022	2003
Alejandro Gustavo Elsztain	03/31/1966	Executive Vice-Chairman and Chief Executive Officer	2018	2021	2003
Daniel Ricardo Elsztain	12/22/1972	Regular Director and Chief Operating Officer	2017	2020	2004
Fernando Adrián Elsztain	01/04/1961	Regular Director	2018	2021	1998
Leonardo Fabricio Fernández	06/30/1967	Regular Director	2018	2021	2007
Isela Angélica Costantini(1)	08/12/1971	Regular Director	2019	2022	2017
Marcos Oscar Barylka(1)	06/29/1945	Regular Director	2017	2020	2016
Javier Kizlansky(1)	08/20/1967	Regular Director	2019	2022	2019
Gastón Armando Lernoud	06/04/1968	Alternate Director	2017	2020	2010
Juan Manuel Quintana	11/02/1966	Alternate Director	2017	2020	2003
Pablo Daniel Vergara del Carril	10/03/1965	Alternate Director	2019	2022	2006
Salvador Darío Bergel	04/17/1932	Alternate Director	2018	2021	2006
Mauricio Elias Wior	10/23/1956	Alternate Director	2018	2021	2006
Gabriel Adolfo Gregorio Reznik	11/18/1958	Alternate Director	2019	2022	2004
Enrique Antonini	03/16/1950	Alternate Director	2019	2022	2007

(1) Independent directors, pursuant to Rule 10A-3(b)(1) of the Exchange Act.

Item 19. Exhibits

Documents filed as exhibits to this Amendment No. 1:

Exhibit No.	Description of Exhibit
12.1	Certification pursuant to Section 302 of the Sarbanes-Oxley Act 2002
12.2	Certification pursuant to Section 302 of the Sarbanes-Oxley Act 2002
13.1	Certification pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2	Certification pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this Amendment No. 1 to Annual Report on Form 20-F on its behalf.

IRSA Propiedades Comerciales S.A.

Date: January 06, 2020	By:	/s/ Matias I. Gaivironsky
Name Matias I. Gaivironsky
Title Chief Financial and Administrative Officer