Form 20-F
period 2020-06-30
IRSA PROPIEDADES COMERCIALES S.A.
filed 2020-10-27
CIK 1128173

United States

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2020

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
Moreno 877, 24th Floor, (C1091AAQ) Ciudad Autónoma de Buenos Aires, Argentina
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:
Title of each class	Trading Symbol(s)	Name of each exchange on which registered
American Depositary Shares (ADSs), each representing four shares of Common Stock	IRCP	Nasdaq National Market of the Nasdaq Stock Market
Common Stock, par value ARS 1.00 per share		Nasdaq National Market of the Nasdaq Stock Market*
* Not for trading, but only in connection with the registration of American Depositary Shares pursuant to the requirements of the Securities and Exchange Commission.

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the Annual Report: 126,014,050

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act:
☐ Yes x No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15 (d) of the Securities Exchange Act of 1934.
 x Yes ☐ No
Note: Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

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

Table of Contents

IRSA Propiedades Comerciales S.A.

DISCLAIMER REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report includes forward-looking statements, principally under “Risk Factors,” “Information on the Company” and “Operating and Financial Review and Prospects.” We have based these forward-looking statements largely on our current beliefs, expectations and projections about future events and financial trends affecting our business. Many important factors, in addition to those discussed elsewhere in this Annual Report, could cause our actual results to differ substantially from those anticipated in our forward-looking statements, including, among other things:

Factors that could cause actual results to differ materially and adversely include but are not limited to:

●
changes in general economic, financial, business, political, legal, social or other conditions in Argentina, Latin America or developed, emerging markets or either;

●
changes in capital markets in general that may affect policies or attitudes toward lending to or investing in Argentina or Argentine companies, including volatility in domestic and international financial markets;

●
inflation and deflation;

●
ongoing economic impacts of the COVID-19 pandemic on the Argentine economy;

●
measures adopted by the Argentina Government in response to the COVID-19 pandemic, including a nationwide mandatory lockdown that began on March 19, 2020, temporary closures of non-essential businesses such as shopping malls, prohibition of layoffs without cause and suspension of workers, among others;

●
impact on our business of the COVID-19 pandemic, such as an increase in our operating costs and the operating costs of our tenants, who may be unable to meet their payment obligations under the leases entered into with the Company;

●
economic consequences of the pandemic and the related impact on our buinsess and financial condition;

●
fluctuations in the exchanges rates of the peso and in the prevailing interest rates;

●
increases in financing costs or our inability to obtain additional financing on attractive terms, which may limit our ability to fund existing operations and to finance new activities;

●
current and future government regulation and changes in law or in the interpretation by Argentine courts;

●
price fluctuations in the real estate market;

●
political, civil and armed conflicts;

●
adverse legal or regulatory disputes or proceedings;

●
fluctuations and declines in the aggregate principal amount of Argentine public debt outstanding, default of sovereign debt;

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

  i

●
our ability to take advantage of opportunities in the real estate market of Argentina on a timely basis;

●
restrictions on energy supply or fluctuations in prices of utilities in the Argentine market;

●
our ability to meet our debt obligations;

●
shifts in consumer purchasing habits and trends;

●
technological changes and our potential inability to implement new technologies;

●
deterioration in regional, national or global businesses and economic conditions;

●
changes on the applicable regulations to currency exchange or transfers;

●
incidents of government corruption that adversely impact the development of our real estate projects;

●
fluctuations and declines in the exchange rate of the peso, and the U.S. dollar against other currencies; and

●
the risk factors discussed under “Risk Factors.”

You can identify forward-looking statements because they contain words such as “believes,” “expects,” “may,” “will,” “should,” “seeks,” “intends,” “plans,” “estimates,” “anticipates,” “could,” “target,” “projects,” “contemplates,” “potential,” “continue” or similar expressions. Forward-looking statements include information concerning our possible or assumed future results of operations, business strategies, financing plans, competitive position, industry environment, potential growth opportunities, the effects of future regulation and the effects of competition. Forward-looking statements speak only as of the date they were made, and we undertake no obligation to update publicly or to revise any forward-looking statements after we distribute this Annual Report because of new information, future events or other factors. In light of the risks and uncertainties described above, the forward-looking events and circumstances discussed in this Annual Report might not occur and are not guarantees of future performance.

You should not place undue reliance on such statements which speak only as of the date that they were made. These cautionary statements should be considered in connection with any written or oral forward-looking statements that we might issue in the future.

Available information

We file annual and current reports and other information with the United States Securities and Exchange Commission (“SEC”). You may obtain any report, information or other document we file electronically with the SEC at the SEC’s website (http://www.sec.gov) or at our website (http://www.irsacp.com.ar). The information contained in our website does not form part of this Annual Report.

PRESENTATION OF FINANCIAL AND CERTAIN OTHER INFORMATION

In this  annual report (“Annual Report”), references to “IRSA CP,” the “Company,” “we,” “us” and “our” means IRSA Propiedades Comerciales S.A. and its consolidated subsidiaries, unless the context otherwise requires, or where we make clear that such term refers only to IRSA Propiedades Comerciales S.A. and not to its subsidiaries.

The terms “Argentine government” and “government” refer to the federal government of Argentina, the terms “Central Bank” and “BCRA” refer to the Banco Central de la República Argentina (the Argentine Central Bank), the terms “CNV” and “CNV Rules” refer to the Comisión Nacional de Valores (the Argentine National Securities Commission) and the rules issued by the CNV, respectively. In this Annual Report, when we refer to “peso,” “pesos” or “ARS” we mean Argentine pesos, the legal currency of Argentina; and when we refer to “U.S. dollar,” “U.S. dollars” or “USD” we mean United States dollars, the legal currency of the United States.

References to “ADSs” are to the American Depositary Shares, each representing 4 shares of our common stock, issued pursuant to the deposit agreement, dated as of July 5, 2017 (the “deposit agreement”), between us, The Bank of New York, as depositary (the “ADS Depositary”), and the owners and holders of the ADSs issued from time to time thereunder, and references to “ADRs” are to the American Depositary Receipts, which represent the ADSs.

Financial Statements

We prepare and maintain our financial books and records in pesos and in conformity with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”), and the CNV Rules. Our fiscal year begins on July 1 and ends on June 30 of each year.

Our audited consolidated financial statements as of June 30, 2020 and 2019 and for the years ended June 30, 2020, 2019 and 2018, and the notes thereto (our “Audited Consolidated Financial Statements”) are set forth on pages F-1 through F-84 of this Annual Report.

Our Audited Consolidated Financial Statements have been approved by resolution of the Board of Directors’ meeting held on September 22, 2020 and have been audited by Price Waterhouse & Co S.R.L., Argentina, member of PriceWaterhouseCoopers International Limited, an independent registered public accounting firm whose report is included herein.

Functional and Presentation Currency; Adjustment for Inflation

Our functional and presentation currency is the peso, and our Audited Consolidated Financial Statements included in this Annual Report are presented in pesos.

IAS 29, Financial Reporting in Hyperinflationary Economies (“IAS 29”) requires that the financial statements of an entity whose functional currency is one of a hyperinflationary economy be measured in terms of the current unit of measurement at the closing date of the financial statements, regardless of whether they are based on the historical cost method or the current cost method. This requirement also includes the comparative information of the financial statements.

In order to conclude that an economy is “hyperinflationary,” IAS 29 outlines a series of factors, including the existence of an accumulated inflation rate in three years that is approximately or exceeds 100%. As of July 1, 2018, Argentina reported a cumulative three-year inflation rate greater than 100% and therefore financial information published as from that date should be adjusted for inflation in accordance with IAS 29. Therefore, our Audited Consolidated Financial Statements and the financial information included in this Annual Report have been stated in terms of the measuring unit current at the end of the reporting year. For more information, see section “Financial Statements” above and Note 2.1 to our Audited Consolidated Financial Statements.

Effective July 1, 2019, we adopted IFRS 16 “Leases” The standard establishes the criteria for recognition and valuation of leases for lessees and lessors. The changes incorporated mainly impact the tenant's accounting. IFRS 16 provides that the lessee recognizes an asset for the right of use and a liability at present value with respect to those contracts that meet the definition of lease agreements according to IFRS 16. In accordance with the standard, a lease agreement is one that provides the right to control the use of an identified asset for a specific period. In order for a company to have control over the use of an identified asset: a) it must have the right to obtain substantially all the economic benefits of the identified asset and b) it must have the right to direct the use of the identified asset. The standard allows to exclude the short-term contracts (under 12 months) and those in which the underlying asset has low value. The application of IFRS 16 increased assets and liabilities and generated a decrease in operating costs for leases. On the other hand, the balance of depreciation and financial results generated by the present value of those lease liabilities were increased. This application does not imply changes in comparative information.

Additionally, in accordance with the amendment to IAS 28, an entity shall implement the provisions of IFRS 9 to Long-term Investments that are essentially part of the entity's net investment in the associate or in the joint venture according to the definitions of said standard. The provisions of IFRS 9 shall apply to such investments with respect to the participation in the losses of an associate or a joint venture, as well as with respect to the recognition of the impairment of an investment in an associate or joint venture. In addition, when applying IFRS 9 to such long-term investments, the entity will make it prior to the adjustments made to the carrying amount of the investment in accordance with IAS 28. We opted for an accounting policy where the currency translation adjustments arising from these loans are recorded as part of other comprehensive income.

See Note 2.2 to our Audited Consolidated Financial Statements for a more comprehensive discussion of the effects of the adoption of these new standards.

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

We define Adjusted Segment EBITDA for each of our operating segments as our segment’s profit or loss before financing and taxation for the year excluding depreciation and amortization and share in profit / (loss) of associates and joint ventures and the unrealized results from the fair value adjustment of investment properties excluding the results due to barter transactions.

We define Segment NOI for each of our operating segments as our segment’s gross profit for the year less selling expenses, plus net realized gain on changes in fair value of investment properties, excluding the results due to barter transactions and plus depreciation and amortization.

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

                Currency Translations

We have translated some of the peso amounts contained in this Annual Report into U.S. dollars for convenience purposes only. Unless otherwise specified or the context otherwise requires, the rate used to convert peso amounts to U.S. dollars is the seller exchange rate quoted by Banco de la Nación Argentina of ARS 70.4600 per USD 1.00 for information provided as of June 30, 2020. The average seller exchange rate for fiscal year 2020, quoted by Banco de la Nación Argentina was ARS 59.6343. The U.S. dollar-equivalent information presented in this Annual Report is provided solely for the convenience of the reader and should not be construed as implying that the peso amounts represent, or could have been or could be converted into, U.S. dollars at such rates or at any other rate. The seller exchange rate quoted by Banco de la Nación Argentina was ARS 78.1300 per USD1.00 as of October 23, 2020. See “Local Exchange Market and Exchange Rates” and “Risk Factors—Risks relating to Argentina—Continuing high rates of inflation may have an adverse effect on the economy and our business, financial condition and results of operations.”

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

  v

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

ITEM 2. Offer Statistics and Expected Timetable

This item is not applicable.

ITEM 3. Key Information

A. Selected consolidated financial data

The following table presents our selected financial data as of June 30, 2020, 2019 and 2018 and for the fiscal years ended June 30, 2020, 2019, 2018 and 2017. The selected consolidated statement of income and other comprehensive income data and the selected consolidated statement of cash flow data for the fiscal years ended June 30, 2020, 2019 and 2018 and the selected consolidated statement of financial position data as of June 30, 2020 and 2019 have been prepared in accordance with IFRS, as issued by the IASB, and CNV Rules, and have been derived from our Audited Consolidated Financial Statements included in this Annual Report.

The summary consolidated statement of income and other comprehensive income and cash flow data for the fiscal year 2017 and the summary consolidated statement of financial position data as of June 30, 2018 have been restated pursuant to IAS 29 to reflect the effect of hyperinflation in Argentina. As a result of such restatement, the selected financial information included in this Annual Report differ from previously reported financial information.

The summary financial data as of June 30, 2017 and 2016 and for the fiscal year ended June 30, 2016 has not been presented as these cannot be provided on a restated basis without unreasonable effort or expense. See “Presentation of Financial and Other Information—Functional and Presentation Currency,” “Risk Factors—Risk Related to Argentina,” “Operating and Financial Review and Prospects—Results of Operations— Effects of Changes in Inflation” and Note 2 to our Audited Consolidated Financial Statements.

You should read the information below in conjunction with our Audited Consolidated Financial Statements, including the notes thereto.

In the following table, we have translated peso amounts into U.S. dollars at the seller exchange rate as of June 30, 2020, quoted by the Banco de la Nación Argentina, which was ARS 70.4600 per USD 1.00. The average of the seller exchange rate for the fiscal year 2020, quoted by Banco de la Nación Argentina was ARS 59.6343. We make no representation that these peso or U.S. dollar amounts actually represent, could have been or could be converted into U.S. dollars at the rates indicated, at any particular rate or at all. See “Local Exchange Market and Exchange Rates” and “Risk Factors—Risks Relating to Argentina— Continuing high rates of inflation may have an adverse effect on the economy and our business, financial condition and results of operations.” For more information see “Operating and Financial Review and Prospects—Factors Affecting Comparability of our Results.”

	For the fiscal year ended June 30,
	2020	2020	2019	2018	2017
	(USD)(1)(2)	(ARS)(1)
	(in thousands. except per share data)(1)
CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME AND OTHER COMPREHENSIVE INCOME DATA
Income from sales. rentals and services	121,529	8,562,955	10,826,406	11,181,313	11,425,699
Income from expenses and collective promotion fund	44,130	3,109,382	3,709,732	4,389,642	4,689,389
Operating costs	(58,196)	(4,100,522)	(4,884,942)	(5,461,030)	(5,984,645)
Gross profit	107,463	7,571,815	9,651,196	10,109,925	10,130,443
Net gain/ (loss) from fair value adjustments of investment properties	356,604	25,126,324	(36,964,252)	13,567,839	(8,367,314)
General and administrative expenses	(17,328)	(1,220,935)	(1,329,059)	(1,096,705)	(1,025,668)
Selling expenses	(11,734)	(826,756)	(646,499)	(752,358)	(727,201)
Other operating results. net	390	27,506	(501,591)	107,401	(34,463)
Profit/ (loss) from operations	435,395	30,677,954	(29,790,205)	21,936,102	(24,203)
Share of profit/ (loss) of associates and joint ventures	2,525	177,910	(577,953)	887,380	379,813
Profit/ (loss) from operations before financing and taxation	437,920	30,855,864	(30,368,158)	22,823,482	355,611
Finance income	10,916	769,116	117,826	491,835	402,624
Finance cost	(49,578)	(3,493,247)	(3,191,921)	(2,418,220)	(2,353,163)
Other financial results	(65,707)	(4,629,683)	1,682,098	(6,037,814)	663,953
Inflation adjustment	358	25,209	(300,850)	(1,045,120)	(245,935)
Financial results. Net	(104,011)	(7,328,605)	(1,692,847)	(9,009,319)	(1,532,521)
Profit/ (loss) before income tax	333,909	23,527,259	(32,061,005)	13,814,163	(1,176,910)
Income tax expense	(76,270)	(5,373,999)	6,138,041	6,534,323	586,634
Total profit/ (loss) for the year	257,639	18,153,260	(25,922,964)	20,348,486	(590,276)
Other comprehensive income:

Items that may be reclassified subsequently to profit or loss:
Currency translation adjustment in associates	(308)	(21,703)	—	—	—
Revaluation surplus	3,881	273,460	—	—	—
Other comprehensive income for the year	3,573	251,757	—	—	—
Total comprehensive income / (loss) for the year	261,212	18,405,017	(25,922,964)	20,348,486	(590,276)

Total comprehensive income / (loss) attributable to:
Equity holders of the parent	242,542	17,089,537	(25,772,658)	19,624,143	(522,752)
Non-controlling interest	15,097	1,063,723	(150,306)	724,343	(67,524)

Attributable to:
Equity holders of the parent	3,573	251,757	—	—	—

Profit/ (loss) per common share attributable to equity holders of the parent for the year:
Basic	1.92	135. 62	(204.52)	155.73	(4.14)
Diluted	1.92	135.62	(204.52)	155.73	(4.14)

CASH FLOW DATA
Net cash generated from operating activities	69,395	4,889,552	5,587,988	7,025,545	8,394,775
Net cash used in investing activities	(40,867)	(2,879,459)	(4,957,878)	(9,726,750)	(226,919)
Net cash (used in) generated from financing activities	(50,544)	(3,561,349)	(2,631,309)	4,959,238	(3,075,037)
Net (decrease) increase in cash and cash equivalents	(22,016)	(1,551,256)	(2,001,199)	2,258,033	5,092,819

	For the fiscal years ended June 30,
	2020	2020	2019	2018
	(USD)(1)(2)	(ARS)(1)
	(in thousands)(1)
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION DATA
Assets
Non-current assets:
Investment properties	1,667,499	117,491,965	86,219,988	120,517,326
Property, plant and equipment	5,004	352,610	474,932	449,720
Trading properties	2,581	181,866	177,254	304,636
Intangible assets	14,444	1,017,733	579,946	671,533
Rights to use assets	8,180	576,346	—	—
Investment in associates and joint ventures	65,800	4,636,259	2,296,365	3,465,880
Deferred income tax assets	3,132	220,697	102,863	111,640
Income tax and minimum presumed income tax credits	92	6,516	12,991	348,393
Trade and other receivables	72,290	5,093,549	696,656	2,123,469
Investments in financial assets	—	—	643,138	91,814
Total non-current assets	1,839,023	129,577,541	91,204,133	128,084,412
Current assets:
Trading properties	96	6,768	1,586	1,659
Inventories	551	38,854	41,339	55,327
Income tax and minimum presumed income tax credits	1,399	98,562	91,082	96,209
Trade and other receivables	55,063	3,879,761	9,739,833	3,936,708
Derivative financial instruments	91	6,436	8,022	105,304
Investments in financial assets	88,964	6,268,377	8,679,337	11,413,885
Cash and cash equivalents	65,663	4,626,609	6,001,314	8,100,482
Total current assets	211,828	14,925,367	24,562,513	23,709,574
Total assets	2,050,850	144,502,908	115,766,646	151,793,986
Shareholders’ equity
Shareholders’ equity attributable to equity holders of the parent	1,014,543	71,484,679	54,932,642	81,762,105
Non-controlling interest	58,033	4,088,994	3,113,233	3,207,825
Total shareholders’ equity	1,072,576	75,573,673	58,045,875	84,969,931
Liabilities
Non-current liabilities:
Trade and other payables	17,578	1,238,572	1,229,156	1,366,831
Borrowings	377,227	26,579,396	31,831,168	34,158,938
Deferred income tax liabilities	340,326	23,979,404	18,781,365	25,454,439
Provisions	1,024	72,184	62,713	27,251
Derivative financial instruments	493	34,751	19,729	—
Leases liabilities	8,550	602,408	—	—
Total non-current liabilities	745,199	52,506,715	51,924,131	61,007,459
Current liabilities:
Trade and other payables	50,539	3,561,011	3,593,549	4,423,790
Income tax liabilities	64	4,537	21,381	102,411
Payroll and social security liabilities	2,630	185,281	310,801	409,847
Borrowings	177,408	12,500,160	1,800,063	679,236
Derivative financial instruments	1,157	81,539	19,369	103,864
Provisions	611	43,017	51,477	97,449
Leases liabilities	667	46,975	—	—
Total current liabilities	233,076	16,422,520	5,796,640	5,816,596
Total liabilities	978,275	68,929,235	57,720,771	66,824,055
Total shareholders’ equity and liabilities	2,050,850	144,502,908	115,766,646	151,793,986

	As of the fiscal years ended June 30,
	2020	2020	2019	2018
	(USD)(1)(2)	(ARS)(1)
	(except for number of shares, per share and ADS data and ratios) (in thousand)
OTHER INFORMATION
Basic net income per common share	1.92	135.62	(204.52)	155.73
Diluted net income per common share	1.92	135.62	(204.52)	155.73
Basic net income per ADS	7.70	542.48	(818.08)	622.92
Diluted net income per ADS	7.70	542.48	(818.08)	622.92
Dividends per share	(0.10)	(6.96)	(8.00)	(14.56)
Dividends per ADS	(0.40)	(27.85)	(31.98)	(58.23)
Number of shares outstanding	1,788,448	126,014,050	126,014,050	126,014,050
Capital stock	1,788	126,014	126,014	126,014
Depreciation and amortization	4,144	292,002	194,275	168,684
Capital expenditures (3)	(37,209)	(2,621,779)	(6,637,932)	(3,365,685)
Working capital	(21,248)	(1,497,153)	18,765,873	17,892,978
Ratio of current assets to current liabilities	0.91	0.91	4.24	4.08
Ratio of shareholders’ equity to total liabilities	1.10	1.10	1.01	1.27
Ratio of non-current assets to total assets	0.90	0.90	0.79	0.84

(1) Totals may not sum due to rounding.
(2) We have translated Peso amounts into U.S. dollars at the seller exchange rate as of June 30, 2020, quoted by the Banco de la Nación Argentina, which was ARS 70.460 per USD 1.00. The seller exchange rate for the fiscal year 2020, quoted by Banco de la Nación Argentina was ARS 59.6343 per USD 1.00. We make no representation that these Peso or U.S. dollar amounts actually represent, could have been or could be converted into U.S. dollars at the rates indicated, at any particular rate or at all. See “—Local Exchange Market and Exchange Rates.”
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

The following table shows the maximum, minimum, average and closing exchange rates for each applicable period to purchases of U.S. dollars.

	Maximum(1)(2)	Minimum(1)(3)	Average(1)(4)	At closing(1)
Fiscal year ended:
June 30, 2018	28.8000	16.7500	19.4388	28.8000
June 30, 2019	45.8700	27.1600	37.8373	42.3630
June 30, 2020	70.3600	41.5000	59.5343	70.3600
Month ended:
July 31, 2020	72.2200	70.4200	71.3795	72.2200
August 31, 2020	74.0800	72.4200	73.1980	74.0800
September 30, 2020	76.0800	74.1500	75.1036	76.0800
October (through October 23, 2020)	78.0300	76.1500	77.2613	78.0300
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

C. Reasons for the Offer and Use of Proceeds

This section is not applicable.

D. Risk Factors

You should carefully consider the risks described below, in addition to the other information contained in this Annual Report, before making an investment decision. We also may face additional risks and uncertainties not currently known to us, or which as of the date of this Annual Report we might not consider significant, which may adversely affect our business. In general, you take more risk when you invest in securities of issuers in emerging markets, such as Argentina, than when you invest in securities of issuers in the United States, and certain other markets. You should understand that an investment in our common shares and Global Depositary Shares (“GDSs”) involves a high degree of risk, including the possibility of loss of your entire investment.

Risks Relating to Argentina

The ongoing COVID-19 pandemic and government measures to contain the virus are adversely affecting our business and results of operations, and, as conditions are evolving rapidly, we cannot accurately predict the ultimate impact on our results of operations.

As of the date of this Annual Report, most of the operations and property are located in Argentina. As a result, the quality of our assets, our financial condition and the results of our operations are dependent upon the macroeconomic, regulatory, social and political conditions prevailing in Argentina. These conditions include changes to growth rates, inflation rates, exchange rates, interest rates, taxes, foreign exchange controls, government policies, social instability, and other political, economic or international developments taking place in, or otherwise affecting, Argentina.

In December 2019, a novel strain of coronavirus (SARS-COV-2) causing a severe acute respiratory syndrome (“COVID-19”) was reported to have surfaced in Wuhan, China. COVID-19 has since spread across the world, including Argentina, and on March 11, 2020, the World Health Organization declared COVID-19 a pandemic. By late October approximately 1,090,589 cases of infections had been confirmed in Argentina. In response, countries have adopted extraordinary measures to contain the spread of the virus, including imposing travel restrictions and closing borders, requiring closures of non-essential businesses, instructing residents to practice socialdistancing, issuing stay-at-home orders, implementing quarantines and similar actions. The ongoing pandemic and these extraordinary government measures are disrupting global economic activity and resulting in significant volatility in global financial markets. According to the International Monetary Fund (“IMF”), the global economy has recently entered into a recession.

The Argentine government has adopted multiple measures in response to the COVID-19 pandemic, including a nationwide mandatory lockdown that began on March 19, 2020 that has been extended several times, most recently through November 8, 2020. The government has also required the mandatory shutdown of businesses not considered essential.

In order to mitigate the economic impact of the COVID-19 pandemic and mandatory lockdown and shutdown of non-essential businesses, the Argentine government has adopted social aid, monetary and fiscal measures. We cannot assure you whether these measures will be sufficient to prevent a severe economic downturn in Argentina, particularly if current conditions are prolonged and if Argentina’s main trading partners are concurrently facing an economic recession. However, the Argentine government may have more limited resources at this time to support the country’s economy; the pandemic has struck at a time when Argentina is simultaneously struggling to emerge from a two-year recession. On August 31, 2020, the Argentine government announced the results of its bond restructuring offer, announcing that holders owning 93.5% in principal amount of bonds outstanding and that this participation percentage was subsequently increased to 99% by virtue of the application of collective action clauses of the restructured bonds. The Argentine government faces the challenge of restructuring its debt in foreign currency issued under Argentine law, as well as its debt with the IMF. We cannot predict the outcome of these negotiations.

Some of the measures adopted by the Argentine government may adversely affect the business and financial condition of companies operating in the real estate sector, such as our Company. These temporary measures include the issuance of stay-at-home orders, closures of non-essential businesses such as shopping malls, prohibition of layoffs without cause and suspension of workers, among others. These measures have necessitated, among other things that we shut down our shopping mall properties resulting in lower rental revenue from our shopping mall clients whose rent is based in part on sales revenue. For more information in connection with the COVID-19 pandemic and their impact on our Company, see “Item 5.A. Operating Results – The Ongoing COVID-19 Pandemic.” Although these measures may help attenuate the economic impact on the Argentine economy overall, they may have a negative impact on our business and results of operations.

The ongoing COVID-19 pandemic and government measures taken to contain the spread of the virus are adversely affecting our business and results of operations. Shopping malls have been required to remain closed since March 20, 2020, leaving exclusively those premises dedicated to items considered essential such as pharmacies, supermarkets and banks. In the months of May and June, these measures were relaxed and certain activities were reopened in some inland squares, such as Salta, Mendoza, Santa Fe and Córdoba, opening the Alto Noa, Mendoza Plaza, Alto Rosario, La Ribera and Córdoba shopping malls. Shopping under a strict safety and hygiene protocol that includes reduced hours, social distancing, and access control. In July 2020, we proceeded with the opening of Neuquén and at the beginning of August 2020, Arcos District was opened, an open-air premium outlet in the city of Buenos Aires. On October 14, 2020, the Company announced the opening of Alto Palermo, Paseo Alcorta, Patio Bullrich, Abasto Shopping and Dot Baires shopping malls, located in the City of Buenos Aires. However, the uncertainty of the situation could cause setbacks in the openings. The shopping malls mentioned above are restarting their operations under a strict safety and hygiene protocol that includes social distancing, reduced hours, access controls, among other measures. Likewise, it should be clarified that the activity in the food courts is limited to the commercialization of products through home delivery or take-away and the entertainment business remains closed.

Also, the DirecTV Arena stadium has been closed since March 20, the date on which social, preventive and all the planned congresses are suspended, a large part of the fairs and conventions were postponed, while the shows scheduled at the DirecTV Arena were mostly canceled. The reopening date of these establishments is uncertain, as well as the future agenda of fairs, conventions and shows.

Additionally, we face various risks arising from the economic impact of the pandemic and government measures which are difficult to predict accurately at this time, such as:

 Our tenants may terminate their leases, and as a result of the loss of key or anchor tenants our shopping malls and office spaces may become less attractive;

 Consumer spending has sharply dropped and its persistence may generate a change in consumer habits and a trend in favor of e-commerce, which would translate into lower attendance at shopping malls or public places, thus adversely affecting our tenants’ ability to generate income and default on or terminate our leases;

 The situation generated by COVID-19 could cause an increase in our operating costs and the operating costs of our tenants, who may be unable to meet their payment obligations under the leases entered into with the Company. This situation could cause a reduction in our rental income and negatively affect our financial situation;

 As a result of financial turmoil in Argentina caused by disruptions in supply chains and public debt restructuring, we may experience difficulties in our ability to pay off our debts and other financial obligations. We could also face difficulties in accessing debt and capital markets and may be forced to refinance our indebtedness;

 An extended period of remote work by our employees could deplete our technological resources and result in or exacerbate certain operational risks, including an increased risk of cybersecurity. Remote work environments may be less secure and more susceptible to hacking attacks, including phishing and social engineering attempts to exploit the COVID-19 pandemic; and

 COVID-19 poses a threat to the well-being and morale of our employees. While we have implemented a business continuity plan to protect the health of our employees and we have contingency plans for key employees or executive officers who may become ill or unable to perform their duties for an extended period of time, such plans cannot anticipate all scenarios, and we may experience a possible loss of productivity or a delay in the deployment of certain strategic plans.

We are continuously monitoring the impact of the ongoing COVID-19 pandemic on our Company. The ultimate impact of the pandemic on our business, results of operations and financial condition remains highly uncertain and will depend on future developments outside of our control, including the intensity and duration of the pandemic and the government measures taken in order to contain the virus or mitigate the economic impact. To the extent the COVID-19 pandemic adversely affects our business, it may also have the effect of heightening many of the other risks described in this “Risk Factors” section.

We depend on macroeconomic and political conditions in Argentina

The Argentine economy has experienced significant volatility in recent decades, characterized by periods of low or negative growth, high levels of inflation and depreciation of the currency. As a consequence, our business and operations have been, and could in the future be, affected to varying degrees by economic and political developments and other material events affecting the Argentine economy, such as: inflation; price controls; foreign exchange controls; fluctuations in foreign currency exchange rates and interest rates; governmental policies regarding spending and investment, national, provincial or municipal tax increases and other initiatives increasing government involvement with economic activity; civil unrest and local security concerns. You should make your own investigation into Argentina’s economy and its prevailing conditions before making an investment in us.

Historically, Argentina went through periods of severe political, economic and social crisis. Among other consequences, these crises resulted in Argentina defaulting on its foreign debt obligations, introducing emergency measures and numerous changes in economic policies that affected utilities, financial institutions, and many other sectors of the economy. Argentina also suffered a significant real depreciation of the Peso, which in turn caused numerous Argentine private sector debtors with foreign currency exposure to default on their outstanding debt. In the past three years, GDP grew 2.7% in 2017, but it contracted 2.5% in 2018 and 2.2% in 2019. On September 22, 2020, the Argentine Treasury announced that it expected GDP to shrink 19.1% in 2020 and fiscal deficit to reach 4.7%, both figures higher than previously forecast.

A decline in international demand for Argentine products, a lack of stability and competitiveness of the Peso against other currencies, a decline in confidence among consumers and foreign and domestic investors, a high rate of inflation and future political uncertainties, among other factors, may affect the development of the Argentine economy, which could lead to reduced aggregate demand and adversely affect our business, financial condition and results of operations.

The primary elections (Elecciones Primarias, Abiertas y Simultáneas y Obligatorias or “PASO”, per its acronym in Spanish), which define which political parties and which candidates of the different political parties may run in the general elections, took place in August 11, 2019. In these elections, the Frente de Todos coalition (which included former president Fernandez de Kirchner as a candidate to the vice-presidency) obtained 47.78% of the votes, while the Juntos por el Cambio coalition (then-president Mauricio Macri’s coalition), obtained 31.79% of the votes.

After the results of the primary elections, the Peso depreciated approximately 30% and the share price of Argentine listed companies dropped approximately 38% on average. In turn, the emerging market bond index (EMBI) peaked to one of the highest levels in Argentine history, above 2,000 points on August 28, 2019. As a consequence of the aforementioned effects, the Central Bank re-implemented exchange controls in order to reduce currency outflows and restrict exchange rate fluctuations, strengthen the normal functioning of the economy, foster prudent administration of the exchange market, reduce the volatility of financial variables and contain the impact of the variations of financial outflows on the real economy.

Presidential and Congressional elections in Argentina took place on October 27, 2019, which resulted in Alberto Fernández being elected President of Argentina, having earned 48.1% of the votes. The Fernández administration assumed office on December 10, 2019. As of such date, the Argentine Congress was composed as follows: Frente de Todos commanded a majority in the senate with 41 seats, followed by Juntos por el Cambio with 28 seats. In the house of representatives Juntos por el Cambio held a slight majority with 119 seats and Frente de Todos held 116 seats.

The political uncertainty in Argentina about the impact of the measures that the Fernández administration took and could take with respect to the economy, including with respect to the crisis resulting from the ongoing COVID-19 pandemic, could generate volatility in the price of securities issued by Argentine companies’ or result in a decrease in their prices, in particular companies like ours with operations in the real estate sector.

We can offer no assurances as to the policies that may be implemented by the Fernández administration, or that political developments in Argentina will not adversely affect the Argentine economy and our business, financial condition and results of operations. In addition, we cannot assure you that future economic, regulatory, social and political developments in Argentina will not impair our business, financial condition or results of operations, or cause the market value of our shares to decline.

We cannot predict the effect that changes in economic policies, laws and regulations adopted in recent years by the Argentine government may have on the economy

The Macri administration took office in December 2015 and immediately implemented significant economic and policy measures, ranging from (i) lifting foreign exchange restrictions, (ii) eliminating certain energy subsidies and ordering a substantial increase in electricity tariffs, (iii) restoring the credibility of the Argentine National Institute of Statistics and Census (the “INDEC”), (iv) reducing foreign trade controls, (v) settling claims by bondholders, (vi) reforming the framework applicable to the transport and distribution of natural gas, among others described in more detail below.

On June 29, 2016, the Argentine Congress enacted the Historical Reparation Program for Retirees and Pensioners (Programa de Reparación Histórica para Jubilados y Pensionados). This Program included (i) payments to more than two million retirees and retroactive compensation for more than 300,000 retirees and (ii) creation of a universal pension for senior citizens, at a total cost of approximately ARS 122,000 million.

In December 2017, the Argentine Congress approved the tax reform law. The reform was intended to eliminate certain inefficiencies in the Argentine tax regime, curb tax evasion, expand the tax base and encourage investment, with the long-term goal of restoring fiscal balance by creating new taxes or increasing the then existing contribution rates.

In November 2017, the Argentine Congress approved Law No. 27,401, which establishes a system of criminal liability of corporate entities for criminal offenses against the public administration and national and cross-border bribery committed by, among others, its shareholders, attorneys-in-fact, directors, managers, employees, or representatives. Convicted legal entities are subject to various sanctions including a fine of between 1% and 20% of their annual gross revenue and the partial or total suspension of their activities for up to ten years. In addition, the law expands the national criminal jurisdiction to all cases of bribery including those committed outside the Argentine territory by citizens or companies domiciled or headquartered in Argentina.

At the beginning of September 2018, the Argentine government announced a series of measures in connection with the previously approved IMF loan agreement (“Stand-By Agreement”) and implemented changes in monetary policy, reducing the amount of Pesos to be issued, thus easing pressure on the foreign currency market and on inflation. In terms of fiscal policy, the government also reinstated wheat and corn export duties, and a duty for all other exports.

Following the results of the primary elections held in August 2019, the Argentine government adopted certain exceptional measures to relieve tension in the financial and foreign exchange markets, including:

●
increase of 20% in the federal minimum wage and implementation of special deductions for retirees and formal employees, together with an increase in the income requirements for federal income taxes;

●
exemption from employee contributions and from tax contributions for simplified filers;

●
temporary increases in welfare benefits;

●
adopting a 10-year tax moratorium for small- and medium-sized companies, as well as for self-employed workers and simplified filers;

●
implementing a 90-day freeze on gas prices,

●
               exchange controls and restrictions to access to foreing exchange markets.

The fiscal cost of all of the above measures was estimated to be in excess of ARS 40,000 million.

Likewise, in order to mitigate the economic impact of the Covid-19 pandemic, the government has imposed temporary measures that include, among others:

●
the closure of businesses considered non-essential such as shopping centers,

●
the prohibition of dismissals without cause

●
suspension of workers,

●
rate freezing.

We have no control over the implementation of the reforms proposed by the Argentine government nor can we assure you that these reforms will be implemented at all or in a manner that will benefit our business. The failure of these measures to achieve their intended goals could adversely affect the Argentine economy and our business, financial condition and results of operations.

Continuing high rates of inflation may have an adverse effect on the economy and our business, financial condition and results of operations.

Historically, high rates of inflation have undermined the Argentine economy and the Argentine government’s ability to foster conditions for stable growth. High rates of inflation may also undermine Argentina’s competitiveness in international markets and adversely affect economic activity and employment, as well as our business, financial condition and results of operations.

The INDEC reported cumulative variation of the CPI of 24.8% for 2017, 47.6% for 2018, 53.8% for 2019 and 2.3%, 2.0%, 3.3%, 1.5%, 1.5%, 2.2%, 1.9%, 2.7% and 2.8%, for January, February, March, April, May, June, July, August and September 2020, respectively.

In recent years, the Argentine government has taken certain measures to curb inflation, such as implementing price controls and limiting wage increases. We cannot assure you that inflation rates will not continue to escalate in the future or that the measures adopted or that may be adopted by the Fernández administration to control inflation will be effective or successful. High rates of inflation remain a challenge for Argentina. Significant increases in the rates of inflation could have a material adverse effect on Argentina’s economy and in turn could increase our costs of operation, in particular labor costs, and may negatively affect our business, financial condition and results of operations.

A high level of uncertainty with regard to these economic variables, and a general lack of stability in terms of inflation, could have a negative impact on economic activity and adversely affect our financial condition.

As of July 1, 2018, the Argentine Peso qualified as a currency of a hyperinflationary economy and we were required to restate our historical financial statements in terms of the measuring unit current at the end of the reporting year, which could adversely affect our results of operations and financial condition.

Pursuant to IAS 29 “Financial Reporting in Hyperinflationary Economies”, the financial statements of entities whose functional currency is that of a hyperinflationary economy must be restated for the effects of changes in a suitable general price index. IAS 29 does not prescribe when hyperinflation arises, but includes several characteristics of hyperinflation. The IASB does not identify specific hyperinflationary jurisdictions. However, in June 2018, the International Practices Task Force of the Centre for Quality, which monitors “highly inflationary countries”, categorized Argentina as a country with projected three-year cumulative inflation rate greater than 100%. Additionally, some of the other qualitative factors of IAS 29 were present, providing prima facie evidence that the Argentine economy is hyperinflationary for the purposes of IAS 29. Therefore, Argentine companies that prepare financial statements pursuant to IFRS and use the Peso as their functional currency were required to apply IAS 29 to their financial statements for periods ending on and after July 1, 2018.

Adjustments to reflect inflation, including tax indexation, such as those required by IAS 29, are in principle prohibited in Argentina. However, on December 4, 2018, the Argentine government enacted Law No. 27,468, which lifted the ban on indexation of financial statements. Some regulatory authorities, such as the CNV and the IGJ, have required that financial statements for periods ended on and after December 31, 2018 be restated for inflation in accordance IAS 29.

During the first three fiscal years starting after January 1, 2018, tax indexation will be applicable if the variation of the CPI exceeds 55% in 2019, 30% in 2020 and 15% in 2021. The tax indexation determined as of June 2019 was allocated as follows: One-third in that same year, and the remaining two-thirds in equal parts in the following two years. The tax indexation determined for fiscal years beginning on July 1, 2019 and July 1 2020 will be allocated as follows: One-sixth in that same year, and the remaining five-sixth in equal parts in the following five years.

                For fiscal years starting after January 1, 2021, the tax indexation procedure will be triggered under similar standards as those set forth by IAS 29.

We cannot predict the future impact that the eventual application of tax indexation and related inflation adjustments described above will have on our financial statements or their effects on our business, results of operations and financial condition.

High levels of public spending in Argentina could generate long-lasting adverse consequences for the Argentine economy.

During recent years, the Argentine government has substantially increased public spending. Argentina recorded a primary deficit of 3.9%, 2.4% and 0.4% of GDP in 2017, 2018 and 2019, respectively. However, the new Fernández administration has indicated that will seek to foster economic growth, which may require additional public spending. If government spending continues to outpace fiscal revenue, the fiscal deficit is likely to increase. Additionally, the economic impact of the COVID-19 pandemic and the nationwide lockdown may also require the Argentine government to increase public spending.

The Argentine government’s ability to access the long-term financial markets to finance such increased spending is limited given the high levels of public sector indebtedness. The inability to access the capital markets to fund its deficit or the use of other sources of financing may have a negative impact on the economy and, in addition, could limit the access to such capital markets for Argentine companies, which could adversely affect our business, financial condition and results of operations.

Argentina’s ability to obtain financing in the international capital markets is limited, which may impair our ability to access international credit markets to finance our operations in Argentina.

Argentina’s 2001 sovereign default and its failure to fully restructure its sovereign debt and negotiate with the holdout creditors has limited Argentina’s ability to access international capital markets to obtain financing. In 2005, Argentina completed the restructuring of a substantial portion of its defaulted sovereign indebtedness and settled all of its debt with the IMF. Additionally, in June 2010, Argentina completed the renegotiation of approximately 67% of the principal amount of the defaulted bonds outstanding that were not swapped in the 2005 restructuring. As a result of the 2005 and 2010 debt swaps, Argentina restructured approximately 92.1% of its defaulted debt that was eligible for restructuring. Holdout creditors that had declined to participate in the exchanges commenced numerous lawsuits against Argentina in several countries, including the United States, Italy, Germany, and Japan.

As a result of the litigation filed by holdout bondholders and their related efforts to attach Argentina’s sovereign property located in the United States and other jurisdictions, Argentina’s ability to access the international capital markets was severely limited. In April 2016, the Argentine government settled USD 4.2 billion outstanding principal amount of untendered debt.

In 2018, due to Argentina’s limited access to the international capital and lending markets, the Argentine government and the IMF entered into a “stand-by” arrangement for USD 57.1 billion principal amount with a 36-month maturity. As of the date of this Annual Report, Argentina has received disbursements under the agreement totaling USD 44.8 billion. Notwithstanding the foregoing, the Fernández administration has publicly announced that it will refrain from requesting additional disbursements under this agreement, and instead vowed to renegotiate its terms and conditions in good faith.

Shortly after taking office, the Fernández administration also initiated negotiations with creditors in order to restructure the country’s current Peso- and U.S. dollar-denominated public debt. In this context, on February 5, 2020, the Argentine Congress passed Law No. 27,544, pursuant to which the sustainability of the sovereign debt was declared a national priority, authorizing the Ministry of Economy to renegotiate new terms and conditions with Argentina’s creditors within certain parameters.

Additionally, in the midst of debt restructuring negotiations, on April 5, 2020 the Argentine government issued Decree No. 346/2020, through which the repayment of Argentine law-governed dollar-denominated notes was postponed.

On April 21, 2020, the Argentine government launched an exchange offer with the aim of refinancing its external indebtedness in a manner which does not compromise the development and potential growth of Argentina over the next years. On August 17, 2020, the Argentine government submitted its modified bond restructuring offer to the SEC. On August 31, 2020, the Argentine government announced the results of its bond restructuring offer, announcing that holders owning 93.5% in principal amount of bonds outstanding and that this participation percentage was subsequently increased to 99% by virtue of the application of collective action clauses of the restructured bonds. However, the Argentine government faces the challenge of restructuring its debt in foreign currency issued under Argentine law, as well as its debt with the IMF. We cannot predict the outcome of these negotiations.

Moreover, difficulties in accessing Argentina's international credit may have an impact on our company as the Argentine government postponed the maturity dates of its bonds, and cut interest rates.

Foreign shareholders of companies operating in Argentina have initiated proceedings against Argentina that have resulted and could result in arbitral awards and/or injunctions against Argentina and its assets and, in turn, limit its financial resources.

In response to the emergency measures implemented by the Argentine government during the 2001-2002 economic crisis, a number of claims were filed before the International Centre for Settlement of Investment Disputes (“ICSID”) against Argentina. Claimants allege that the emergency measures were inconsistent with the fair and equitable treatment standards set forth in various bilateral investment treaties by which Argentina was bound at the time.

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

Significant fluctuation in the exchange rate of the Peso against foreign currencies may adversely affect the Argentine economy as well as our financial condition and results of operations.

Fluctuations in the rates of exchange of the Peso against foreign currencies, particularly the U.S. dollar, may adversely affect the Argentine economy, our financial condition and results of operations. In 2017, 2018, 2019 and the first six months of the year 2020, the Peso depreciated by approximately 16%, 105%, 59% and 18% against the U.S. dollar, respectively. Depreciation of the Peso in real terms can have a negative impact on the ability of Argentine businesses to honor their foreign currency-denominated debt, and also lead to very high inflation and significant reduced real wages. The depreciation of the Peso can also negatively impact businesses whose success is dependent on domestic market demand, and adversely affect the Argentine government’s ability to honor its foreign debt obligations. A substantial increase in the exchange rate of the Peso against foregin currencies of the Peso against the U.S. dollar also represents risks for the Argentine economy since it may lead to a deterioration of the country’s current account balance and the balance of payments which may have a negative effect on GDP growth and employment, and reduce the revenue of the Argentine public sector by reducing tax revenue in real terms, due to its current heavy dependence on export taxes.

As a result of the greater volatility of the Peso, the former administration announced several measures to restore market confidence and stabilize the value of the Argentine Peso. Among them, during 2018, the Argentine government negotiated two agreements with the IMF, increased interest rates and the Central Bank decided to intervene in the exchange market in order to stabilize the value of the Peso. During 2019, based on a new understanding with the IMF, the Government established new guidelines for stricter control of the monetary base, which would remain in place until December 2019, in an attempt to reduce the amount of Pesos available in the market and reduce the demand for foreign currency. Complementing these measures, in September 2019 foreign currency controls were reinstated in Argentina. As a consequence of the re-imposition of exchange controls, the spread between the official exchange rate and other exchange rates resulting implicitly from certain common capital markets operations (“dólar MEP” or “contado con liquidación”) has broadened significantly, reaching a value of approximately 110% above the official exchange rate. As of October 23, 2020, the official exchange rate was ARS 78.1300 per USD1.00.

The success of any measures taken by the Argentine government to restore market confidence and stabilize the value of the Argentine Peso is uncertain and the continued depreciation of the Peso could have a significant adverse effect on our financial condition and results of operations.

Certain measures that may be taken by the Argentine government may adversely affect the Argentine economy and, as a result, our business, financial condition and results of operations.

The Argentine government exercises substantial control over the economy and may increase its level of intervention in certain areas of the economy, including through the regulation of market conditions and prices.

By way of example, in 2008 the Fernández de Kirchner administration nationalized and replaced the former private pension system with a public “pay-as-you-go” pension system. As a result, all resources administered by the private pension funds, including significant equity interests in a wide range of listed companies, were transferred to a separate fund (Fondo de Garantía de Sustentabilidad, or “FGS”) to be administered by the National Social Security Administration (Administración Nacional de la Seguridad Social, or “ANSES”, per its acronym in Spanish). The dissolution of the private pension funds and the transfer of their financial assets to the FGS have had important repercussions on the financing of private sector companies. Debt and equity instruments which previously could be placed with pension fund administrators are now entirely subject to the discretion of the ANSES. Since it acquired equity interests in privately owned companies through the process of replacing the pension system, the ANSES is entitled to designate government representatives to the boards of directors of those entities. Pursuant to Decree No. 1,278/12, issued by the Executive Branch on July 25, 2012, the ANSES’s representatives must report directly to the Ministry of Public Finance are subject to a mandatory information-sharing regime, under which, among other obligations, they must immediately inform the Ministry of Public Finance of the agenda for each meeting of the board of director and provide related documentation.

Also, in April 2012, the Fernández de Kirchner administration decreed the removal of directors and senior officers of YPF S.A. (“YPF”), the country’s largest oil and gas company, that at the time was controlled by the Spanish group Repsol, and submitted a bill to the Argentine Congress to expropriate shares held by Repsol representing 51% of the total outstanding equity of YPF. The Argentine Congress approved the bill in May 2012 through the passage of Law No. 26,741, which declared the production, industrialization, transportation and marketing of hydrocarbons to be activities of public interest and fundamental policies of Argentina, and empowered the Argentine government to adopt any measures necessary to achieve self-sufficiency in hydrocarbon supply. In February 2014, the Argentine government and Repsol announced that they had reached an agreement on the terms of the compensation payable to Repsol for the expropriation of the YPF shares. Such compensation totaled USD 5 billion payable by delivery of Argentine sovereign bonds with various maturities. The agreement, which was ratified by Law No. 26,932, settled the claim filed by Repsol before the International Centre for Settlement of Investment Disputes (“ICSID”).

Historically, actions of the Argentine government concerning the economy, including decisions regarding interest rates, taxes, price controls, wage increases, increased benefits for workers, exchange controls and potential changes in the market of foreign currency, have had a substantial adverse effect on Argentina’s economic growth.

It is widely reported by private economists that expropriations, price controls, exchange controls and other direct involvement by the Argentine government in the economy have had an adverse impact on the level of investment in Argentina, the access of Argentine companies to international capital markets and Argentina’s commercial and diplomatic relations with other countries. If the level of government intervention in the economy continues or increases, the Argentine economy and, in turn, our business, results of operations and financial condition could be adversely affected.

The Argentine government may mandate salary increases for private sector employees, which would increase our operating costs.

In the past, the Argentine government has passed laws, regulations and decrees requiring companies in the private sector to maintain minimum wage levels and provide specified benefits to employees. Argentine employers, both in the public and private sectors, have experienced significant pressure from their employees and labor organizations to increase wages and to provide additional employee benefits. Due to high levels of inflation, employees and labor organizations regularly demand significant wage increases.

Through Decree No. 610/2019, a staggered increase of the minimum salary was approved as follows: (i) ARS 14,125 as of August 1, 2019; (ii) ARS 15,625 as of September 1, 2019; and (iii) ARS 16,875 as of October 1, 2019. In addition, the Argentine government has arranged various measures to mitigate the impact of inflation and exchange rate fluctuation in wages. In December 2019, Decree No. 34/2019 doubled legally-mandated severance pay for termination of employment. The Government went a step further amid the COVID-19 pandemic, and issued Decree No. 329/2020, restricting the ability to terminate employment with or without cause for 60 business days, prorogued it for 60 additional business days by Decree No.624/2020. Also, in January 2020, the Argentine government issued Decree No. 14/2020 which established a general increase for all employees of ARS 3,000 in January 2020, and an additional amount of ARS 1,000 in February 2020 (total ARS 4,000 effective as of February 2020).

It is possible that the Argentine government could adopt measures mandating further salary increases or the provision of additional employee benefits in the future. Any such measures could have a material and adverse effect on our business, results of operations and financial condition.

Property values in U.S. dollars in Argentina could decline significantly.

Property values in U.S. dollars are influenced by multiple factors that are beyond our control, such as a decreased demand for real estate properties due to a deterioration of macroeconomic conditions or an increase in supply of real estate properties that could adversely affect the value in U.S. dollars of real estate properties. We cannot assure you that property values in U.S. dollars will increase or that they will not be reduced. Most of the properties we own are located in Argentina. As a result, a reduction in the value in U.S. dollars of properties in Argentina could materially affect our business and our financial statements due to the valuation of our investment properties at fair market value in U.S. dollars.

Restrictions on transfers of foreign currency and the repatriation of capital from Argentina may impair our ability to pay dividends and distributions and investors may face restrictions on their ability collect capital and interest payments in connection with corporate bonds issued by Argentine companies.

On September 1, 2019, the BCRA issued Communication “A” 6,770, which established various rules for exports of goods and services, imports of goods and services, foreign assets, non-resident operations, financial debt, debts between residents, profits and dividends, and information systems. The Communication was issued in response to the publication of Decree 609/2019, pursuant to which the Argentine government implemented foreign exchange regulations until December 31, 2019. Decree 609/2019 sets forth the obligation to convert the value of goods and services exported into Pesos in the local financial system, in accordance with terms and conditions established by the BCRA.

Additionally, on December 5, 2019 the BCRA issued Communication “A” 6,844, setting forth the consolidated set of rules governing foreign trade and exchange (“Exterior y Cambios” in Spanish).

Among other restrictions, Communication “A” 6,844 requires prior authorization from the BCRA for the pre-cancelation of debts corresponding to imports of goods and services. For overdue or on-demand debts for the import of goods with related parties abroad outstanding as of August 31, 2019, the importer must request authorization from the BCRA if the debts exceed USD 2 million per month. BCRA authorization is also required for payments of services with related parties abroad. Prior authorization from the BCRA is required for the “constitution of foreign assets” (e.g., purchase of foreign currency, among others) by legal entities, local governments, mutual funds, trusts and other vehicles. Additionally, individuals must request authorization from the BCRA for the “formation of foreign assets,” family aid and the granting of guarantees in derivative transactions, when those items exceed USD 200 in the calendar month, among other circumstances.

With respect to financial debt, borrowers must enter and settle in the foreign exchange market new financial debts from abroad that are disbursed from September 1, 2019. Compliance with this requirement must be proved to access the foreign exchange market and cancel the principal and interest. Communication A 6,844 also requires companies to obtain prior authorization from the BCRA before transferring profits and dividends abroad, as a general rule.

Likewise, Communication “A” 6,854, issued on December 27, 2019 established that rules incorporated into the consolidated text of the regulations on foreign trade and exchange other than those applicable for export of goods and services, as set forth in Communication “A” 6,844, shall remain in full force and effect as from December 31, 2019.

Subsequently, the BCRA issued Communication “A” 7,030, through which it established that for the purpose of accessing the exchange market for the realization of certain transactions such as (i) payment of imports and other purchases of goods abroad, (ii) purchase of foreign currency by residents with specific application, (iii) payment of profits and dividends, (iv) payment of capital and interest on financial indebtedness , among others, the entity shall have the prior consent of the BCRA unless it has an affidavit from the client stating that at the time of access to the exchange market: (i) all of its foreign currency holdings in the country are deposited in accounts in financial institutions and that it does not have liquid external assets available; and (ii) undertakes to liquidate on the exchange market, within five working days of its making available, those funds that it receives abroad arising from the collection of loans granted to third parties, the collection of a term deposit or the sale of any type of asset, where those funds have been acquired after May 28 2020.

On the other hand, the Communication provides that until June 30, 2020 (a period subsequently extended until 31 July 2020 by Communication “A” 7,052), - when accessing the market for the payment of imports of goods or for the cancellation of debts arising from the import of goods, the BCRA must pre-approve the transaction unless the entity has: (i) a customer's affidavit stating that the total amount of payments associated with its imports of goods during 2020 does not exceed the amount by which the importer would have access to the exchange market that was officialized between January 1, 2020 and the day leading up to accessing the exchange market; and (ii) documentation that allows the company to verify compliance with the remaining requirements established for the operation by the exchange regulations.

At the same time, the Communication provides that until June 30, 2020 (a period subsequently extended until July 31, 2020 by Communication “A” 7,052), prior approval of the BCRA will be required for access to the foreign market for the cancellation of financial indebtedness principal services with the foreign sector where the creditor is a counterparty linked to the debtor.

As for transactions corresponding to foreign market outflows, the Communication amends from 30 to 90 days the period within which (i) no sales of securities with liquidation in foreign currency or transfers thereof to foreign entities shall have been concluded in the country, and (ii) sales of securities with liquidation in foreign currency or transfers thereof to entities abroad shall not be arranged in the country, in this case, counted from the moment the foreign market was accessed.

Finally, on September 15, 2020, Communication “A” 7,106 established that companies must refinance maturities of financial debt principal in the period from October 15, 2020 to March 31, 2021. In this sense, the Central Bank will give access to companies for less than 40% of maturities and companies must refinance the rest within at least two years or should be cancelled using currency already in possession of the Company. Furthermore, Resolution No. 856/2020 of the CNV established a 15-day “parking” requirement for both transfers of securities from local accounts abroad. As a result of all the exchange restrictions mentioned and all those that may be issued in the future by the BCRA in the context of the exercise of its powers, it is clarified that there may be potential “holdouts” in the context of the restructurings that Argentine companies are obliged to carry out with the consequent possible claims. The Central Bank measure, would, in many cases, result in non-compliance or a default on corporate debt  denominated in U.S. dollars. It will be a challenge for issuers of corporate debt denominated in U.S. dollars to fully quantify the implications of Communication “A” 7,106. In order to fulfill the requirements of this regulation, a refinancing plan for financial debt due for registration until December 31, 2020 must be submitted to the Argentine Central Bank before September 30, 2020. For maturities to be registered between January 1, 2021 and March 31, 2021, the plan must be submitted at least 30 calendar days prior to the maturity of the principal to be refinanced. Which implies in a risk to obtain financing for new productive projects. As a consequence, there could be an increase in the spreads of corporate bonds. In addition, since June 2020, through Communication “A” 7,030, companies could no longer access to the MULC to cancel financial debt between companies in advance. It is also noted that such possible proposals for restructurings will fully comply with the requirements established by the applicable and current regulations, as long as the non-compliance brings the application of the foreign exchange criminal law to the members of our board of directors.

As of the date of this Annual Report, the restrictions outlined above remain in place. Such measures may negatively affect Argentina’s international competitiveness, discouraging foreign investments and lending by foreign investors or increasing foreign capital outflow which could have an adverse effect on economic activity in Argentina, and which in turn could adversely affect our business and results of operations. Any restrictions on transferring funds abroad imposed by the government could undermine our ability to pay dividends on our ADSs in U.S. dollars. Furthermore, these measures may cause delays or impose restrictions on the ability to collect payments of capital and interest on bonds issued by us. The challenge will be to achieve acceptance by creditors, in accordance with the BCRA regulations mentioned above, especially when it has highly diversified and retail creditors.

The Argentine economy could be adversely affected by economic developments in other global markets.

Argentina’s economy is vulnerable to external shocks that could be caused by adverse developments affecting its principal trading partners. A significant decline in the economic growth of any of Argentina’s major trading partners (including Brazil, the European Union, China and the United States), including as a result of the ongoing COVID-19 pandemic, could have a material adverse impact on Argentina’s balance of trade and adversely affect Argentina’s economic growth. In addition, Argentina may be affected by economic and market conditions in other markets worldwide, as was the case in 2008-2009, when the global financial crisis led to a significant economic contraction in Argentina in 2009.

Since 2015, the Brazilian economy, Argentina’s largest export market and the principal source of imports, has experienced heightened negative pressure due to the uncertainties stemming from the ongoing political crisis, including the impeachment of Brazil’s president, which resulted in the Senate of Brazil removing Dilma Rousseff from office for the rest of her term on August 31, 2016. Michel Temer, who previously held office as vice president of Brazil, subsequently took office until the end of the presidential period and in October 2018, Jair Bolsonaro was elected president. Mr. Bolsonaro has libertarian, conservative and nationalist tendencies and assumed office on January 1, 2019. Given that Brazil is the largest economy in Latin America, the economic measures it implements can have great impact in the region. A further deterioration in economic conditions in Brazil may reduce the demand for Argentine exports to the neighboring country and, if this occurs, it could have a negative effect on the Argentine economy and potentially on our operations.

In addition, financial and securities markets in Argentina have been influenced by economic and market conditions in other markets worldwide. Although economic conditions vary from country to country, investors’ perceptions of events occurring in other countries have in the past substantially affected, and may continue to substantially affect, capital flows into, and investments in securities from issuers in, other countries, including Argentina. International investors’ reactions to events occurring in one market sometimes demonstrate a “contagion” effect in which an entire region or class of investment is disfavored by international investors.

The Argentine financial system and securities markets could be also adversely affected by events in developed countries’ economies, such as the United States and Europe. On June 23, 2016, the United Kingdom voted in favor of the United Kingdom exiting the European Union (“Brexit”). The United Kingdom formally left the European Union on January 31, 2020. Even when the United Kingdom agreed its departure from the European Union, negotiations on the terms and conditions are expected to continue during the transition period, which is due to expire on December 31, 2020. The effects of the Brexit vote and the perceptions as to the impact of the withdrawal of the United Kingdom from the European Union may adversely affect business activity and economic and market conditions in the United Kingdom, the Eurozone and globally, and could contribute to instability in global financial and foreign exchange markets. In addition, Brexit could lead to additional political, legal and economic instability in the European Union and have a negative impact on the commercial exchange of Argentina with that region.

On November 8, 2016, Donald Trump was elected president of the United States. His presidency has created significant uncertainty about the future relationships between the United States and other countries, including with respect to the trade policies, treaties, government regulations and tariffs that could apply to trade between the United States and other nations. We cannot predict how Mr. Trump’s protectionist measures will evolve or how they may affect Argentina, nor will the effect that the same or any other measure taken by the Trump administration could cause on global economic conditions and the stability of global financial markets. Moreover, the next presidential elections in the United States are expected to take place in November 2020, and we cannot predict the outcome of such elections.

In July 2019, the Common Market of the South (“MERCOSUR”) signed a strategic partnership agreement with the European Union (the “EU”), which is expected to enter into force in 2021, once approved by the relevant legislatures of each member country. The objective of this agreement is to promote investments, regional integration, increase the competitiveness of the economy and achieve an increase in GDP. However, the effect that this agreement could have on the Argentine economy and the policies implemented by the Argentine government is uncertain. Recently, in October 2020, The European Parliament passed a non-binding resolution opposing the ratification of the trade agreement between the European Union and Mercosur due to concerns over the environmental policy of the Jair Bolsonaro government.

Changes in social, political, regulatory and economic conditions in other countries or regions, or in the laws and policies governing foreign trade, could create uncertainty in the international markets and could have a negative impact on emerging market economies, including the Argentine economy. Also, if these countries fall into a recession, the Argentine economy would be impacted by a decline in its exports, particularly of its main agricultural commodities. All of these factors could have a negative impact on Argentina’s economy and, in turn, our business, financial condition and results of operations.

Furthermore, the financial markets have also been affected by the oil production crisis in March 2020 arising from the OPEC’s failure to reduce production. Any of these factors could depress economic activity and restrict our access to suppliers and could have a material adverse effect on our business, financial condition and results of operations. A decline in the international prices for Argentina’s main commodity exports could have an adverse effect on Argentina’s economic growth, which could adversely affect our business, financial condition and results of operations.

Argentina’s financial recovery from the 2001-2002 crisis occurred in a context of price increases for Argentina’s commodity exports. High commodity prices contributed to the increase in Argentine exports since the third quarter of 2002 and to high government tax revenue from export withholdings. Consequently, the Argentine economy has remained relatively dependent on the price of its main agricultural products, primarily soy. This dependence has rendered the Argentine economy more vulnerable to commodity prices fluctuations.

A continuous decline in international prices of Argentina’s main commodity exports could have a negative impact on the levels of government revenue and the government’s ability to service its sovereign debt, and could either generate recessionary or inflationary pressures, depending on the government’s reaction. Either of these results would adversely impact Argentina’s economy and, therefore, our business, results of operations and financial condition.

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

Likewise, institutional deterioration and corruption may adversely affect Argentina’s economy and financial situation, which in turn could adversely affect the business, equity and financial situation and results of the Company’s operations.

The absence of a solid institutional framework and corruption have been pointed out as an important problem for Argentina and continue to be. Recognizing that the failure to address these issues could increase the risk of political instability, distort decision-making processes and adversely affect Argentina’s international reputation and ability to attract foreign investment, the former Macri administration adopted several measures aimed at strengthening Argentina’s institutions and curbing corruption. These measures include the reduction of criminal sentences in exchange for cooperation with the government in corruption investigations, increased access to public information, the seizing of assets from corrupt officials, increasing the powers of the Anticorruption Office (Oficina Anticorrupción) and the passing of a new public ethics law, among others. The Fernández administration’s ability and determination to implement these initiatives taken by the former administration is uncertain, as it would require, among other things, the involvement of the judicial branch, which is independent, as well as legislative support.

We cannot guarantee that the implementation of these measures will be successful or if implemented that such measures will have the intended outcomes.

Our internal policies and procedures might not be sufficient to guarantee compliance with anti-corruption and anti-bribery laws and regulations.

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

On July 30, 2020, the Executive Branch introduced a bill to the Senate relating to a proposed reform of the Judiciary. The project provides for, among other issues: (i) the merger of 12 federal criminal courts with 11 courts with jurisdiction over economic criminal matters, doubling to reach 46 courts in the Federal Criminal Justice, which will be located in the City of Buenos Aires, (ii) a system of surrogacy to fill in the new courts with the intervention of the National Chamber of Appeal in Criminal and Correctional matters, the Council of the Magistracy and the Senate, (iii) the unification of the appeals chambers and the expansion of the justice system with the creation of new oral courts, prosecutor's offices and defense offices, and (v) the merger of the Federal Civil and Commercial jurisdiction with the Administrative Litigation.

Risks Relating to our Business

Disease outbreaks or other public health concerns could reduce traffic in our shopping malls.

As a result of the outbreak of Swine Flu during the winter of 2009, consumers and tourists dramatically changed their spending and travel habits to avoid contact with crowds. Recently, as a result of the COVID-19 pandemic, the Argentine government enacted several regulations limiting the operation of schools, cinemas and shopping malls, which has significantly reduced traffic at our shopping malls. See “Risks Relating to Argentina – The ongoing COVID-19 pandemic and government measures to contain the virus are adversely affecting our business and results of operations, and, as conditions are evolving rapidly, we cannot accurately predict the ultimate impact on our results of operation”. We cannot assure you that new disease outbreaks or health hazards (such as the Ebola outbreak in recent years) will not occur in the future, or that such an outbreak or health hazard would not significantly affect consumer and/or tourists’ activity. The recurrence of such a scenario could adversely affect our business and our results of operations.

We are subject to risks inherent to the operation of shopping malls that may affect our profitability.

Our shopping malls are subject to various factors that affect their development, administration and profitability, including:

●
declines in lease prices or increases in levels of default by our tenants due to economic conditions;

●
increases in interest rates and other factors outside our control;

●
the accessibility and attractiveness of the areas where our shopping malls are located;

●
the intrinsic attractiveness of the shopping mall;

●
the flow of people and the level of sales of rental units in our shopping malls;

●
the increasing competition from internet sales;

●
the amount of rent collected from tenants at our shopping malls;

●
changes in consumer demand and availability of consumer credit, both of which are highly sensitive to general macroeconomic conditions; and

●
fluctuations in occupancy levels in our shopping malls.

An increase in our operating costs could also have a material adverse effect on us if our tenants were to become unable to pay higher rent we may be required to impose as a result of increased expenses. Moreover, the shopping mall business is closely related to consumer spending and affected by prevailing economic conditions. All of our shopping malls and commercial properties are located in Argentina, and consequently, these operations may be adversely affected by recession or economic uncertainty in Argentina. Persistently poor economic conditions could result in a decline in consumer spending which could have a material adverse effect on shopping mall revenue.

Our assets are highly concentrated in certain geographic areas and an economic downturn in such areas could have a material adverse effect on our results of operations and financial condition.

As of June 30, 2020, most of our revenue from leases and services provided by the Shopping Malls segment derived from properties located in the City of Buenos Aires and the Greater Buenos Aires metropolitan area. In addition, all of our office buildings are located in Buenos Aires and a substantial portion of our revenue is derived from such properties. Although we own properties and may acquire or develop additional properties outside Buenos Aires and the Greater Buenos Aires metro area, we expect to continue to be largely affected by economic conditions affecting those areas. Consequently, an economic downturn in those areas could cause a reduction in our rental income and adversely affect our ability to comply with our debt service and fund operations.

Our performance is subject to the risks associated with our properties and with the real estate industry.

Our operating performance and the value of our real estate assets, and as a result, the value of our securities, are subject to the risk that our properties may not be able to generate sufficient revenue to meet our operating expenses, including debt service and capital expenditures, our cash flow needs and our ability to service our debt service obligations. Events or conditions beyond our control that may adversely affect our operations or the value of our properties include:

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

Our business is mainly driven by consumer spending since a portion of the revenue from our Shopping Mall segment derives directly from the sales of our tenants, whose revenue relies on the sales to consumers. As a result, our revenue and net income are impacted to a significant extent by economic conditions in Argentina, including the development in the textile industry and domestic consumption, which has experienced significant declines during 2019 and 2020. Consumer spending is influenced by many factors beyond our control, including consumer perception of current and future economic conditions, inflation, political uncertainty, rates of employment, interest rates, taxation and currency exchange rates. Any continuing economic slowdown, whether actual or perceived, could significantly reduce domestic consumer spending in Argentina and therefore adversely affect our business, financial condition and results of operations.

The loss of tenants could adversely affect our operating revenue and value of our properties.

Although no single tenant represents more than 3.7% of our revenue in any fiscal year, if a significant number of tenants at our retail or office properties were to experience financial difficulties, including bankruptcy, insolvency or a general downturn of business, or if we failed to retain them, our business could be adversely affected. Further, our shopping malls typically have a significant “anchor” tenant, such as well-known department stores, that generate consumer traffic at each mall. A decision by such tenants to cease operating at any of our shopping mall properties could have a material adverse effect on our financial condition and the results of our operations. In addition, the closing of one or more stores that attract consumer traffic may motivate other tenants to terminate or to not renew their leases, to seek rent concessions and/or close their stores. Moreover, tenants at one or more properties might terminate their leases as a result of mergers, acquisitions, consolidations, dispositions or bankruptcies. The bankruptcy and/or closure of multiple stores, if we are not able to successfully release the affected space, could have a material adverse effect on both the operating revenues and underlying value of the properties involved. See “Item 5.A. Operating Results – The Ongoing COVID-19 Pandemic.”

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

A substantial part of our revenue is derived from rental income. As a result, our performance depends on our ability to collect rent from our tenants. Our revenue and profits would be negatively affected if a significant number of our tenants or any significant tenant were to:

● delay lease commencements;

● decline to extend or renew leases upon expiration;

● fail to make rental payments when due; or

● close stores or declare bankruptcy.

Any of these actions could result in the termination of leases and the loss of related rental income. In addition, we cannot assure you that any tenant whose lease expires will renew that lease or that we will be able to re-let the space on economically reasonable terms. The loss of rental revenue from a number of our tenants and our inability to replace such tenants may adversely affect our profitability and our ability to comply with our debt service obligations. These factors are particularly disruptive in the context of emergency situations such as the COVID-19 pandemic which has caused significant adverse impacts on our business as tenants have been required to shutdown or significantly reduce their operating activities.

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

We must maintain liquidity to fund our working capital, service our outstanding indebtedness and finance investment opportunities. Without sufficient liquidity, we could be forced to curtail our operations or we may not be able to pursue new business opportunities. Our growth strategy is focused on the development and redevelopment of properties we already own and the acquisition of additional properties for development. As a result, we are likely to have to depend to an important degree on the availability of capital financing, which may or maynot be available on favorable terms if at all. We cannot assure you that additional financing, refinancing or other capital will be available in the amounts we require or on favorable terms. Our access to debt or equity capital markets depends on a number of factors, including the market’s perception of our growth potential, our ability to pay dividends, our financial condition, our credit rating and our current and potential future earnings. Depending on these factors, we could experience delays or difficulties in implementing our growth strategy on satisfactory terms or at all.

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

On October 1, 2014, the Argentine Congress adopted the amended Civil and Commercial Code which is in force since August 1, 2015 (the “Argentine Civil and Commercial Code”) which provides that leases must have a minimum term of two years and a maximum term of 20 years for residential properties and of 50 years for non-residential. The Argentine Civil and Commercial Code modifies the regime applicable to contractual provisions relating to foreign currency payment obligations by establishing that such obligations may be discharged in pesos. The prior legal framework required that debtors could only discharge their foreign currency payment obligations by paying in that currency. Although judicial decisions have held that this feature of the regulation can be set aside by the parties to anagreement, it is too early to determine if this is legally enforceable. Moreover, there are no judicial decisions on the scope of this amendment and, in particular, its impact on the ability of landlords and tenants to set aside the new provision and enforce such agreements before an Argentine court. In recent years certain rulings have been rendered affirming the obligation of a tenant to pay in foreign currency if the obligation was freely assumed.

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

The global credit crisis has a significant negative impact on businesses around the world. Similarly, Argentina is undergoing a credit crisis that could negatively impact our tenants’ ability to comply with their lease obligations. The impact of a future credit crisis on our major tenants cannot be predicted and may be quite severe. A disruption in the ability of our significant tenants to access liquidity could pose serious disruptions or an overall deterioration of their businesses, which could lead to a significant reduction in future orders of their products and their inability or failure to comply with their obligations, any of which could have a material adverse effect on our results of operations and liquidity.

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

●     the consequences of a pandemic, epidemic or disease outbreak that would produce lower demand for offices spaces; and

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

Our real estate activities are highly concentrated in the Buenos Aires metropolitan area where the market is highly competitive due to a scarcity of properties in sought-after locations and an increasing number of local and international competitors. The Argentine real estate industry is highly competitive and fragmented and does not have high barriers to entry for new competitors. The main competitive factors in the real estate development business include availability and location of land, price, funding, design, quality, reputation and partnershipswith developers. A number of residential and commercial developers and real estate service companies compete in identifying land acquisition opportunities, attracting financial resources, and appealing to prospective purchasers and tenants. Other companies, including joint ventures of foreign and local companies, have become increasingly active in the market, further increasing competition. If one or more of our competitors is able to acquire and develop desirable properties, because it has access to greater financial resources or otherwise, if we are unable to respond to such pressures as promptly as our competitors, or competition increases, our business and financial condition could be adversely affected.

All of our shopping mall and commercial office properties are located in Argentina. There are other shopping malls and independent retail stores and residential properties that are within the geographic scope of each of our properties. The number of competing properties in a particular area could have a material adverse effect both on our ability to lease retail space in our shopping malls or sell units in our residential complexes and on the amount of rent or the sale price that we are able to charge. We cannot assure you that other shopping mall operators will not invest in Argentina in the near future. If additional competitors become active in the shopping mall segment, such competition could have a material adverse effect on our results of operations.

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

We had, and expect to have, substantial liquidity and capital resource requirements to finance our business. As of June 30, 2020, our consolidated financial debt amounted to ARS 39,080 million, including accrued and unpaid interest and deferred financing costs. Although we generate sufficient funds from our operating cash flows to meet our debt service obligations and our ability to obtain new financing is adequate, considering the current limited availability of loan financing in Argentina, we cannot assure you that we will have sufficient cash flows and adequate financial structure in the future.  On September 15, 2020, Communication “A” 7,106 established that companies must refinance maturities of financial debt capital in the period from October 15, 2020 to March 31, 2021. In this sense, the Central Bank will give access to companies for less than 40% of maturities and companies must refinance the rest within at least two years. Fore more informarion see. “Item 10. Additional Information—D. Exchange Controls.”

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

We may not be able to generate sufficient cash flows from operations to satisfy our debt service requirements or to obtain future financing. If we cannot satisfy our debt service requirements or if we default on any financial or other covenants in our debt arrangements, the lenders and/or holders of our securities will be able to accelerate the maturity of such debt or default under other debt arrangements. Our ability to service debt obligations or to refinance them will depend upon our future financial and operatingperformance, which will, in part, be subject to factors beyond our control such as macroeconomic conditions and regulatory changes in Argentina. If we cannot obtain future financing, we may have to delay or abandon some or all of our planned capital expenditures, which could adversely affect our ability to generate cash flows and repay our obligations as they become due.

The shift by consumers to purchasing goods over the internet, where barriers to entry are low, may negatively affect sales at our shopping malls.

In recent years, internet retail sales have grown significantly in Argentina, even though the market share of such sales is still modest. The Internet enables manufacturers and retailers to sell directly to consumers, diminishing the importance of traditional distribution channels such as retail stores and shopping malls. We believe that our target consumers are increasingly using the Internet, from home, work or elsewhere, to shop electronically for retail goods, and this trend is likely to continue. Retailers at our properties face increasing competition from online sales and this could cause the termination or non-renewal of their leases or a reduction in their gross sales, affecting our percentage rent based revenue. If e commerce and retail sales through the Internet continue to grow, retailers’ and consumers’ reliance on our shopping malls could be materially diminished, having a material adverse effect on our financial condition, results of operations and business prospects. For more information with respect to the COVID-19 pandemic and its impact on our business, see “Item 5.A. Operating Results – The Ongoing COVID-19 Pandemic.”

Our business is subject to extensive regulation and additional regulations may be imposed in the future.

Our activities are subject to Argentine federal, state and municipal laws, and to regulations, authorizations and licenses required with respect to construction, zoning, use of the soil, environmental protection and historical landmark preservation, consumer protection, antitrust and other requirements, all of which affect our ability to acquire land, buildings and shopping malls, develop and build projects and negotiate with customers. In addition, companies in this industry are subject to increasing tax rates, the introduction of new taxes and changes in the taxation regime. We are required to obtain permits from different government agencies in order to carry out our projects. Maintaining our licenses and authorizations can be costly. If we fail to comply with such laws, regulations, licenses and authorizations, we may face fines, project shutdowns, and cancellation of licenses and revocation of authorizations.

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

Further, we believe that our success also depends, to a significant extent, on the continued success of IRSA which owns approximately 80.65% of our outstanding shares as of June 30, 2020. IRSA is engaged in a range of real estate, investment and other business activities, many of which are different from our business, including IRSA’s significant investments in Banco Hipotecario, an Argentine bank, and IDB Development Corporation, a large conglomerate in Israel engaged in a range of businesses including real estate, telecommunications, supermarkets, agribusiness and insurance, which recently was forced into bankruptcy proceedings in Israel by its creditors. As this case is still ongoing, we cannot assure what impact this situation will have on IRSA or its controlling shareholder, CRESUD. As a result, IRSA is exposed to certain important risks, as described in its audited consolidated financial statements and its filings with the SEC, which under certain circumstances could have a material adverse effect on its financial condition, results of operations and business prospects. We cannot assure you that IRSA will not be adversely affected by the risks that it faces (including those relating to its investments in Banco Hipotecario or IDB Development Corporation), and we believe that if IRSA were to be so affected, the market perception of the group of companies controlled by Eduardo Sergio Elsztain, including us, could be adversely affected as well.

Labor relations may negatively impact us.

As of June 30, 2020, 46.6% of our workforce was represented by unions under collective bargaining agreements. Although we currently enjoy good relations with our employees and their unions, we cannot assure you that labor relations will continue to be positive or that deterioration in labor relations will not materially and adversely affect us.

Our results of operations include unrealized revaluation adjustments on investment properties, which may fluctuate significantly over financial periods and may materially and adversely affect our business, results of operations and financial condition.

During the year enden June 30, 2020, we had fair value gains on investment properties of ARS 25,126 million. Although the upward or downward revaluation adjustments reflect unrealized capital gains or losses on our investment properties during the relevant periods, the adjustments do not reflect the actual cash flow or profit generated from the sales or rental of our investment properties. Unless such investment properties are disposed of at similarly revalued amounts, we will not realize the actual cash flow. The amount of revaluation adjustments has been, and will continue to be, significantly affected by the prevailing property markets and will be subject to market fluctuations in those markets.

We cannot guarantee whether changes in market conditions will increase, maintain or decrease the historical average fair value gains on our investment properties or at all. In addition, the fair value of our investment properties may materially differ from the amount we receive from any actual sale of an investment property. If there is any material downward adjustment in the revaluation of our investment properties in the future or if our investment properties are disposed of at significantly lower prices than their valuation or appraised value, our business, results of operations and financial condition may be materially and adversely affected.

Due to the currency mismatches between our assets and liabilities, we have high currency exposure.

As of June 30, 2020, the majority of our liabilities, such as our Series 2 and Series 4 Notes (which was canceled on September 14, 2020), were denominated in U.S. dollars while our revenues are mainly denominated in pesos. This currency gap and restrictions to access to foreingn exchange markets to acquire the required U.S. dollars to pay our U.S. dollar denominated debt, exposes us to a risk of volatility, which circumstances may adversely affect our financial results if the U.S. dollar appreciates against the peso and may affected our ability to our U.S. dollar denominated debt. Any depreciation of the peso against the U.S. dollar increases the nominal amount of our debt in pesos, which further adversely affects our results of operation and financial condition and may increase the collection risk of our leases and other receivables from our tenants and mortgagees, most of which generate peso denominated revenues.

We issue debt in the local and international capital markets as one of our main sources of funding and our capacity to successfully access the local and international markets on favorable terms affects our cost of funding.

Our ability to successfully access the local and international capital markets on acceptable terms depends largely on capital markets conditions prevailing in Argentina and internationally. We have no control over capital markets conditions, which can be volatile and unpredictable. If we are unable to issue debt in the local and/or international capital markets and on terms acceptable to us, whether as a result of regulations and foreingn exchange restrictions, a deterioration in capital markets conditions or otherwise, we would likely be compelled to seek alternatives for funding, which may include short-term or more expensive funding sources. If this was to happen, we may be unable to fund our liquidity needs at competitive costs and our business results of operations and financial condition may be materially and adversely affected.

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

IRSA as of June 30, 2020, owned 80.65% of our common shares (or approximately 101,624,666 common shares, which may be exchanged for an aggregate of 25,406,166 ADSs). Sales of a large number of our common shares and/or ADSs would likely have an adverse effect on the market price of our common shares and the ADS.

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

Based on the past and projected composition of our income and assets and the valuation of our assets, including goodwill, we do not believe we were a passive foreign investment company, or “PFIC,” for United States federal income tax purposes for the taxable year ending June 30, 2020, and do not currently expect to become a PFIC, although there can be no assurance in this regard. The determination of whether we are a PFIC is made annually. Accordingly, it is possible that we may be a PFIC in the current or any future taxable year due to changes in our asset or income composition or if our projections are not accurate. The volatility and instability of Argentina’s economic and financial system may substantially affect the composition of our income and assets and the accuracy of our projections. In addition, this determination is based on the interpretation of certain U.S. Treasury regulations relating to rental income, which regulations are potentially subject to different interpretation. If we become a PFIC, U.S. Holders (as defined in “Item 10. Additional Information—Taxation—United States taxation”) of our common shares or the ADSs will be subject to certain United States federal income tax rules that have negative consequences for U.S. Holders such as additional tax and an interest charge upon certain distributions by us or upon a sale or other disposition of our common shares or the ADSs at a gain, as well as reporting requirements. Please see “Item 10. Additional Information—Taxation—United States taxation—Passive foreign investment company” for a more detailed discussion of the consequences if we are deemed a PFIC. You should consult your own tax advisors regarding the application of the PFIC rules to your particular circumstances.

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

The Dividend Tax was repealed by Law No. 27,260, published in the Official Gazette on July 22, 2016, and consequently no income tax withholding was applicable on the distribution of dividends in respect of both Argentine and non-Argentine resident shareholders, except when dividends distributed were greater than the income determined according to the application of the IncomeTax Law, accumulated at the fiscal year immediately preceding the year in which the distribution is made. In such case, the excess was subject to a rate of 35%, for both Argentine and non-Argentine resident shareholders. This treatment still applies to dividends to be distributed at any time out of retained earnings accumulated until the end of the last fiscal year starting before January 1, 2018.

However, pursuant to Law No. 27,430, dividends to be distributed out of earnings accrued in fiscal years starting on or after January 1, 2018, and other profits paid in cash or in kind —except for stock dividends or quota dividends—by companies and other entities incorporated in Argentina referred to in the Income Tax Law, to Argentine resident individuals, resident undivided estates and foreign beneficiaries will be subject to income tax at a 7% rate on profits accrued during fiscal years starting on January 1, 2018 to December 31, 2019, and at a 13% rate on profits accrued in fiscal years starting on January 1, 2020 and onwards. If dividends are distributed to Argentine corporate taxpayers (in general, entities organized or incorporated under Argentine law, certain traders and intermediaries, local branches of foreign entities, sole proprietorships and individuals carrying on certain commercial activities in Argentina), no dividend tax would apply.

Nevertheless, the initial date for the application of the tax rates mentioned above was modified by Law No. 27,541, published in the Official Gazette on December 23, 2019. According to said law and recent interpretations made by the Federal Tax Department, the 7% tax rate is currently applicable for fiscal years starting on, or prior to December 31, 2020 and the 13% tax rate is applicable for fiscal years starting as from January 1, 2021.

In addition, capital gains originated from the disposal of shares and other securities, including securities representing shares and deposit certificates, are subject to capital gains tax. Law No. 27,430 effective as of January 1, 2018, provides that capital gains obtained by Argentine resident individuals from the disposal of shares and ADSs are exempt from capital gains tax in the following cases: (i) when the shares are placed through a public offering authorized by the CNV, (ii) when the shares are traded in stock markets authorized by the CNV, under segments that ensure priority of price-time and interference of offers, and/or (iii) when the sale, exchange or other disposition of shares is made through an initial public offering and/or exchange of shares authorized by the CNV.

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

In addition, Decree No. 824/2019, published in the Official Gazette on December 6, 2019 and which introduced the new consolidated text of the Income Tax Law, maintains the 15% capital gains tax (calculated on the actual net gain or a presumed net gain equal to 90% of the sale price) on the disposal of shares or securities by non-residents. However, non-residents are exempt from the capital gains tax on gains obtained from the sale of (a) Argentine shares in the following cases: (i) when the shares are placed through a public offering authorized by the CNV, (ii) when the shares were traded in stock markets authorized by the CNV, under segments that ensure priority of price-time and interference of offers, and/or (iii) when the sale, exchange or other disposition of shares is made through an initial public offering and/or exchange of shares authorized by the CNV; and (b) depositary shares or depositary receipts issued abroad, when the underlying securities are shares (i) issued by Argentine companies, and (ii) with authorization of public offering. The exemptions will only apply to the extent the foreign beneficiaries reside in, and the funds used for the investment proceed from, jurisdictions not considered as not cooperating for purposes of fiscal transparency.

In case the exemption is not applicable and, to the extent foreign beneficiaries neither reside in, nor the funds arise from, jurisdictions considered as not cooperating for purposes of fiscal transparency, the gain realized from the disposition of shares would be subject to Argentine income tax at a 13.5% effective rate on the gross price. In case such foreign beneficiaries reside in, or the funds arise from, jurisdictions considered as not cooperating for purposes of fiscal transparency, a 31.5% effective rate on the gross price should apply.

Therefore, holders of our common shares, including in the form of ADSs, are encouraged to consult their tax advisors as to the particular Argentine income tax consequences under their specific facts.

Holders of the ADSs may be unable to exercise voting rights with respect to the common shares underlying their ADSs.

As a holder of ADS, we will not treat you as one of our shareholders and you will not have shareholder rights. The depositary will be the holder of the common shares underlying your ADSs and holders may exercise voting rights with respect to the common shares represented by the ADSs only in accordance with the deposit agreement relating to the ADSs. There are no provisions under Argentine law or under our bylaws that limit the exercise by ADS holders of their voting rights through the depositary with respect to the underlying common shares. However, there are practical limitations on the ability of ADS holders to exercise their voting rights due to the additional procedural steps involved in communicating with these holders. For example, holders of our common shares will receive notice of shareholders’ meetings through publication of a notice in the CNV’s website, an Official Gazette in Argentina, an Argentine newspaper of general circulation and the bulletin of the Buenos Aires Stock Exchange, and will be able to exercise their voting rights by either attending the meeting in person or voting by proxy. ADS holders, by comparison, will not receive notice directly from us. Instead, in accordance with the deposit agreement, we will provide the notice to the ADS Depositary. If we ask the ADS Depositary to do so, the ADS Depositary will mail to holders of ADSs the notice of the meeting and a statement as to the manner in which instructions may be given by holders. To exercise their voting rights, ADS holders must then instruct the ADS Depositary as to voting the common shares represented by their ADSs. Under the deposit agreement, the ADS Depositary is not required to carry out any voting instructions unless it receives a legal opinion from us that the matters to be voted would not violate our bylaws or Argentine law. We are not required to instruct our legal counsel to give that opinion. Due to these procedural steps involving the ADS Depositary, the process for exercising voting rights may take longer for ADS holders than for holders of common shares and common shares represented by ADSs may not be voted as you desire.

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

In accordance with Argentine corporate law, we may pay dividends in pesos out of retained earnings, if any, to the extent set forth in our Audited Consolidated Financial Statements prepared in accordance with IFRS. Our shareholders’ ability to receive cash dividends may be limited by the ability of the ADS Depositary to convert cash dividends paid in pesos into U.S. dollars. Under the terms of our deposit agreement with the depositary for the ADSs, to the extent that the depositary can in its judgment convert pesos (or any other foreign currency) into U.S. dollars on a reasonable basis and transfer the resulting U.S. dollars to the United States, the depositary will promptly as practicable convert or cause to be converted all cash dividends received by it on the deposited securities into U.S. dollars. If in thejudgment of the depositary this conversion is not possible on a reasonable basis (including as a result of applicable Argentine laws, regulations and approval requirements), the depositary may distribute the foreign currency received by it or in its discretion hold such currency uninvested for the respective accounts of the owners entitled to receive the same. As a result, if the exchange rate fluctuates significantly during a time when the depositary cannot convert the foreign currency, you may lose some or all of the value of the dividend distribution.

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

ITEM 4. Information on the Company

A. History and Development of the Company

General Information

Our legal name is IRSA Propiedades Comerciales S.A. Formerly, our legal name was Alto Palermo S.A., which was modified by vote of the special shareholders’ meeting (asamblea extraordinaria) held on February 5, 2015. We were organized and incorporated on August 29, 1889, under Argentine law as a stock corporation (sociedad anónima), and were registered with the Public Registry of Commerce of the City of Buenos Aires (Inspección General de Justicia or “IGJ”) on February 27, 1976 under number 323, on page 6, book 85 of the stock corporations volume. Pursuant to our bylaws, our term of duration expires on August 28, 2087.

Our common shares are listed and traded on the Bolsas y Mercados Argentinos (“BYMA”) and our ADSs representing our common shares are listed on the NASDAQ Global Markets (“NASDAQ”), both under the ticker “IRCP”. Our headquarters are located at Moreno 877, Ciudad Autónoma de Buenos Aires (C1091AAQ), Argentina. Our telephone is +54 (11) 4344-4600. Our website is www.irsacp.com.ar. Information contained in or accessible through our website is not a part of this Annual Report.

All references in this Annual Report to this or other internet sites are inactive textual references to these URLs, or “uniform resource locators” and are for your information reference only. We assume no responsibility for the information contained on these sites. Our depositary agent for the ADSs in the United States is The Bank of New York Mellon whose address is 240 Greenwich Street, New York, N.Y. 10286, and whose telephone numbers are +1-888-BNY-ADRS (+1-888-269-2377) for U.S. calls and +1-201-680-6825 for calls outside U.S.

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

On December 22, 2014, we acquired from IRSA, our controlling shareholder, 83,789 square meters of premium office space including the República Building, the Bouchard 710 building, the Della Paolera 265 building, the Intercontinental Plaza Building, the Suipacha 652 building and the land reserve “Intercontinental II” (the “Acquired Properties”) with the potential to develop up to 19,600 square meters, each located in the City of Buenos Aires. The acquisition was carried out as part of our strategy to expand our business of developing and operating commercial properties in Argentina and to create a unique and unified portfolio of rental properties consisting of the best office buildings in the City of Buenos Aires and the best shopping malls in Argentina. The total value of the transaction was USD308.0 million, based on third party appraisals.

In 2007, through Panamerican Mall S.A. (“PAMSA”), we started the construction of one of our most important projects called “Polo Dot”, a Shopping Mall, an Office Building and different plots of land to develop three additional office buildings (one of them may include a hotel). This project is located in Saavedra neighborhood, at the intersection of Avenida General Paz and the Panamerican Highway. First, the Shopping Mall Dot Baires was developed and opened on May, 2009 and then the Office Building was opened in July 2010, which meant our landing on the growing corridor of rental offices located in the North Zone of Buenos Aires. In addition, on June 5, 2017, we reported the acquisition of the historic Philips Building, adjacent to the Dot Baires Shopping Mall. Likewise, through PAMSA, we developed the Zetta building, A+ and potentially LEED building, which was inaugurated on May, 2019, it has 11 office floors with a profitable area of 32,173 square meters, fully leased at the opening date.

As of June 30, 2020, our main shareholder is IRSA which owns 80.65% of our share capital outstanding.

As of June 30, 2020, we own 15 shopping malls in Argentina, 14 of which are operated by us, totaling 333,062 square meters and 115,640 square meters of gross leasable in eight premium office buildings of rental office property.

Significant acquisitions, dispositions and development of businesses

The following is a description of the most significant events in terms of acquisitions, dispositions, real estate barter transactions and other transactions which occurred during the years ended June 30, 2020, 2019 and 2018:

Fiscal year ended June 30, 2020

Acquisitions

Barter transaction airspace Coto

On October 25, 2019, in a barter transaction we transferred the rights to construct an apartment building (“Tower 1”) to an unrelated third party on the airspace of the Coto Supermarket located in the Abasto neighborhood of the Autonomous City from Buenos Aires. Tower 1 will have 22 floors of 1 to 3 rooms apartments totaling an area of 8,400 square meters. The amount of the operation was USD 4.5 million: USD 1 million payable in cash and remaining balance by delivering at least 35 apartments units, representing the equivalent of 24.20% of the total square meters of the development, with a minimum of 1,982 square meters to be guaranteed.

In a 30 months period since the signature, when certain conditions have been met, we will be required to transfer to the same unrelated third party the rights to build a second apartment building.

As of June 30, 2020, the results of this transaction amounts to ARS 288 million that are included in the line “Income from sales, rentals and services” and “Operating costs” of the Statements of Comprehensive Income.

Barter transaction Plot 1 - Caballito Tower

On December 23, 2019, we transferred in a barter transaction title to Plot 1 of the parcel located at Av. Avellaneda and Olegario Andrade 367, in the Caballito neighborhood of the Autonomous City of Buenos Aires, to an unrelated third party.

Plot 1 has an estimated surface area of 3,221 square meters on which a 10-story apartment building will be developed for a total of 11,400 square meters, a commercial ground floor for 1,216 square meters and a basement of 138 parking spaces (“Building 1”).

The amount of the operation was USD 5.5 million to be paid in future functional units of Building 1, which represent the equivalent of 23.53% of the own square meters, with a minimum of 2,735 square meters consisting of 1,216 square meters of commercial space, 1,520 square meters of residential space and a certain number of parking spaces that represent 22.50% of the square meters to be developed for parking and not less than 31 spaces. The consideration is granted by a mortgage on Plot 1 and Building 1. The buyer has an option to acquire the adjoining Plot 2 of the same property until August 31, 2020 and Plots 3 and 4 until March 31, 2021, subject to certain suspensive conditions. As of June 30, 2020 this transaction has not had impact on the Statements of Comprehensive Income of the Company.

On July 20, 2020, we have been notified of the filing of a protection action (amparo) that is processed before the Administrative and Tax Litigation Jurisdiction of the City of Buenos Aires, where the plaintiff has requested the nullity of: 1) Administrative act that grants the certificate of environmental aptitude and 2) Administrative act that registered the plans. On October 1, 2020, the Chamber confirmed the precautionary measure. The Government of the City of Buenos Aires appealed the measure by filing a Constitutional Challenge. For more information, see “ITEM 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal or Arbitration Proceedings—Caballito.”

TGLT – Recapitalization agreement

On August 8, 2019, we entered into certain arrangements with TGLT S.A. (“TGLT”) providing for collaboration in TGLT’s financial restructuring and recapitalization. We participated in the recapitalization agreement whereby TGLT committed: (i) to make a public offer to subscribe Class A preferred shares at a subscription price of USD 1.00 per TGLT share; (ii) to make a public offering of new Class B preferred shares which may be subscribed by: (a) the exchange for ordinary shares of TGLT, at an exchange ratio of one Class B preferred share for every 6.94 ordinary shares of the Company and / or (b) the exchange for convertible notes, at an exchange ratio of a Class B preferred share for each USD 1.00 of convertible notes (including accumulated and unpaid interests under the existing convertible notes); and (iii) to grant an option to subscribe new Class C preferred shares in a public offer for cash to be carried out if: (a) the public offer of Class A and Class B preferred shares are consummated and (b) a minimum number of option holders have exercised that option at a subscription price per Class C preferred share of USD 1.00 (or its equivalent in pesos).

In addition, as a holder of convertible notes of TGLT, we entered into an agreement, that defers interest payments due on the convertible notes as of February 15, 2019 and August 15, 2019 until November 8, 2019 and an option agreement by which Class C preferred shares may be subscribed.

Finally, in support of the recapitalization plan, IRSA CP signed with TGLT a subscription commitment for Class A preferred shares under Class A Public Offer to make a contribution in kind of shares of La Maltería S.A., 100% of its ownership, for an amount up to USD 24 million and promised to exchange its convertible negotiable obligations into preferred Class B shares.

In turn, on November 22, 2019, TGLT held a bondholders of convertible negotiable obligations’s meeting in order to consider the modification of different clauses of the indenture in force at that date, and in line with what was agreed in the recapitalization agreement, IRSA CP voted in favor of the modifications.

Under the agreements described above, the successful consummation of the offer by TGLT, and having reached the thresholds of consent of the holders of convertible notes of TGLT, on December 11, 2019, the Company concluded the established process in the recapitalization agreement and related documents through the subscription of preferred Class A shares, integrating them in kind through the contribution of the shares of La Maltería S.A., 100% of their ownership and, likewise, proceeded to the exchange of the convertible note - including deferred interest and accrued interest from August 15, 2019 to December 11, 2019 - in preferred Class B shares.

During the year ended June 30, 2020, preferred shares were converted into ordinary shares, giving IRSA CP significant influence over TGLT, which became an associate as from that date.

Dispositions

Sale of Catalinas Tower building

On June 9, 2020, IRSA CP signed with an unrelated third party the cession and transfer of the right to deed with a delivery of possession of two medium-height floors of the tower under construction “200 Della Paolera” located in Catalinas District in the Autonomous City of Buenos Aires for a total area of approximately 2,430 square meters and 16 parking lots located in the building.

The price of the transaction was ARS 1,165 million (USD 16.9 million).

Fore more information about dispositions please see the “Recent Developments” section.

Fiscal year ended as of June 30, 2019

Acquisitions

Acquisition of Catalinas

Our board of directors approved the acquisition from its parent company IRSA of 14,213 square meters of gross leasable area of the building under development called “Catalinas” located in the City of Buenos Aires.

The building consists of 35,208 square meters of gross leasable area in 30 office floors and 316 parking lots in four basements and is currently under construction. The purchase price was fixed at USD 60.3 million. Previously, we adquired 16,194 square meter from IRSA. Accordingly, after completing this transaction, we had adquired a total of 30,407 square meters of gross leasable area, equivalent to a total 86.37% of the building's gross leaseble area.

Constitution of La Malteria S.A.

On July 11, 2018, "La Malteria S.A.” was formed, with a capital contribution of ARS 0.1 millon represented by 100,000 common shares. IRSA CP subscribed 95,000 shares of share capital, while the remaining 5,000 were subscribed by Fibesa S.A.

Constitution of Pareto S.A.

On October 8, 2018, Pareto S.A. was formed, and its purpose is to design, program and develop software and mobile and web applications.Pareto started with a capital of 100,000 common shares of which 65% were owned by IRSA CP.

On December 17, 2018, a capital contribution of 16,500 shares was approved and subscribed in full by us with a paid in capital of ARS 5,045.75 per share, amounting ARS 101.6 million. As a result of this capital increase our stake in Pareto increased to 69.96%.

On the same date, Espacio Digital S.A (EDSA), issued a transfer of assets offer to Pareto S.A which includes among other things the source code of the application, clients portfolio and brand for total consideration of USD 0.6 million.

Dispositions

Sale of Tarshop

On February 14, 2019, we sold our entire shareholding in Tarshop S.A. to Banco Hipotecario S.A. The parties agreed that the seller will be entitled to a variable remuneration, if the buyer, in a period not exceeding two years, sells all or part of the participation to a third party.

The loss recorded as a result of this transaction was ARS 177.1 million.

Fiscal year ended June 30, 2018

Acquisitions

Acquisition of La Arena S.A.

On February 20, 2018, IRSA Propiedades Comerciales, through its subsidiary Ogden Argentina S.A. ("OASA"), which we indirectly control through Entertainment Holdings S.A., acquired a 60% equity interest in La Arena S.A., which developed and operates the stadium known as “DIRECTV ARENA”, located in Tortuguitas, Province of Buenos Aires. The price for the acquisition of the equity stake was USD 4.2 million, of which USD1.9 million was outstanding as of the date of this Annual Report.

Acquisition of plot of land La Plata

On March 22, 2018, we acquired, directly and indirectly, 100% of a plot of land of 78,614 square meters located in the city of La Plata, Province of Buenos Aires. The price for the acquisition was USD 7.5 million, which has been fully paid.

The transaction was completed through the purchase of 100% of the shares of common stock of Centro de Entretenimientos La Plata S.A. (“CELAP”), which owns 61.85% of the property, and the direct purchase of the remaining 38.15% of shares of common stock from union-related third parties. The purpose of this acquisition is the future development of a mixed-use project, given that the property has characteristics for a commercial development in a high potential district.

Acquisition of plot of land in Mendoza

On March 14, 2018, we acquired a parcel of 3,641 square meters adjacent to our Mendoza Shopping mall, for USD 1.2 million, which has been fully paid.

Dispositions

Sale of units in Intercontinental Building

We sold 851.8 square meters corresponding to one floor of office space and eight parking spaces in the Intercontinental Plaza building. The consideration was USD 3 million, which was fully paid by the purchaser.

Capital Expenditures

Fiscal year 2020

During the fiscal year ended June 30, 2020, we incurred capital expenditures of ARS 2,621.8 million, of which: (i) ARS 2,451.3 million was used in the acquisition of investment properties, mainly, in the offices segment; and (ii) ARS 159.2 million was related to the acquisition of property, plant and equipment; and (iii) ARS 11.3 million was related to advanced payments.

Fiscal year 2019

During the fiscal year ended June 30, 2019, we incurred capital expenditures of ARS 6,637.9 million, of which: (i) ARS 2,506.0 million was used in the acquisition of investment properties, mainly, in the offices segment; and (ii) ARS 89.4 million was related to the acquisition of property, plant and equipment; and (iii) ARS 4,042.5 million was related to advanced payments mainly by the acquisition of new units on the Catalinas building.

Fiscal year 2018

During the fiscal year ended June 30, 2018, we incurred capital expenditures of ARS 3,365.7 million, of which: (i) ARS 3,075.0 million was used in the acquisition of investment properties, mainly, in the Offices segment; and (ii) ARS 52.5 million was related to the acquisition of property, plant and equipment; and (iii) ARS 238.2 million was related to advanced payments.

Recent Developments

Reopening Shopping malls

On October 14, 2020, the Company announced the opening of Alto Palermo, Paseo Alcorta, Patio Bullrich, Abasto Shopping and DOT Baires shopping malls, located in the City of Buenos Aires since today which are added to the Distrito Arcos open space Premium Outlet which has already been operational since August.

The shopping malls mentioned above are restarting their operations under a strict safety and hygiene protocol that includes social distancing, reduced hours, access controls, among other measures. Likewise, it should be clarified that the activity in the food courts is limited to the commercialization of products through home delivery or take-away and the entertainment business remains closed.

As of today, the Company is operating all its shopping malls, except for Alto Avellaneda located in Greater Buenos Aires and Alto Comahue in the province of Neuquen that closed temporarily until October 25, which is equivalent to 294,732 sqm of gross leasable area, representing 89% of its portfolio.

The Company keeps its commitment to safeguard the health and well-being of its clients, employees, tenants, and the entire population, constantly reassessing its decisions according to the evolving events, issued rules and guidelines of the competent authorities.

Corporate Information

On September 22, 2020, it was reported that Mr. Jorge Cruces by majority vote of our board members was appointed as the new Investment Manager and Mr. Arnaldo Jawerbaum as the new Operations Manager of Shopping Malls and Offices. Mr. Daniel Ricardo Elsztain's position was changed to General Manager of Real Estate Operations and Investments.

Board Meeting

On September 22, 2020, our board of directors decided to convene an Ordinary and Extraordinary General Meeting of Shareholders on October 26, 2020. The notice of call to the General Ordinary and Extraordinary Shareholder’s Meeting includes the following agenda:

1) Appointment of two shareholders to sign the meetings’ minutes.

2) Consideration of documents contemplated in paragraph 1, Section 234, Law No. 19,550 for the fiscal year ended June 30, 2020.

3) Consideration of the capital increase from the sum of ARS 126,014,050 to the sum of ARS 54,123,001,970 through the capitalization of reserves and the consequential issue of shares for the amount of ARS 53,996,987,920 to distribute among the shareholders in proportion of their ownership.

4) Allocation of net gain for the fiscal year ended June 30, 2020 for ARS 17,089,535,712. Distribution of cash dividends in periodical fees for up to ARS 9,700,000,000.

5) Consideration of Board of Directors’ performance for the Fiscal Year ended June 30, 2020.

6) Consideration of Supervisory Committee’s performance for the Fiscal Year ended June 30, 2020.

7) Consideration of compensation payable to the Board of Directors (ARS 320,769,717, allocated sum) for the Fiscal Year ended June 30, 2020.

8) Consideration of compensation payable to the Supervisory Committee (ARS 1,575,000, allocated sum) for the Fiscal Year ended June 30, 2020.

9) Determination of number and appointment of regular directors and alternate directors for a term of three fiscal years.

10) Appointment of regular and alternate members of the Supervisory Committee for a term of one fiscal year.

11) Appointment of certifying accountant for the next fiscal year.

12) Approval of compensation for ARS 28,770,129 payable to certifying accountant for the fiscal year ended June 30, 2020.

13) Consideration of annual budget for implementation of the audit committee’s annual plan and compliance and corporate governance program.

14) Implementation of incentive plan for employees, management and directors, approved on the Shareholders Meeting held on October 30, 2019, for up to 1% of the stock capital for released shares provided in Item 3 of this Agenda for the incentive plan according to Art. 68 of Law 26,831 of Capital Market.

15) Consideration of the amendment of Article 6 of the bylaws due to a change in the nominal value of the shares from the sum of ARS 1 to the sum of ARS 100.

16) Authorization to carry out registration proceedings relating to this shareholders’ meeting before the argentine securities commission and the general superintendence of corporations.

Boston Tower floor’s sale

On August 26, 2020, we reported that on that date it has sold and transferred 5 floors of the Boston tower located at 265 Della Paolera Street, in the Catalinas district of the Autonomous City of Buenos Aires for a gross locative area of approximately 6,235 sqm and 25 parking spaces located in the building. The transaction price was approximately USD 34.7 million (USD/sqm 5,570), which was paid in full. After this operationwe own 7 floors with an approximate location area of 7,383 m2 in addition to garage units and other complementary spaces.

The Boston Tower is a modern office building located in one of the most premium corporate areas of the Autonomous City of Buenos Aires. It was designed by renowned architect Cesar Pelli and has 27 floors and 126 garages in approximately 31,670 square meters of gross locative area.

Evolution of COVID-19

On June 29, 2020, we informed our shareholders and the market in general that in compliance with the provisions of Articles 2 and 10 of Decree 605/2020 promulgated by the National Executive Branch, which aims to continue mitigating the risk of spread of the virus and protect public health, shopping centers located in the Autonomous City of Buenos Aires and Greater Buenos Aires will continue to operate only in areas considered essential as pharmacies, supermarkets and banks until August 2, 2020. In addition, the clothing and footwear venues of these shopping centers whose access is through public roads, as well as the gastronomic ones under the "take away" modality can also operate. In the interior of the country, most provinces continue to flex and open their commercial and recreational activities. In this context, on July 17, 2020, the Alto Comahue shopping center reopened in the province of Neuquén, which joins the already operational Alto Noa, Mendoza Plaza, Córdoba Shopping, Alto Rosario and La Ribera Shopping. Alto Comahue resumed operations under a strict safety and hygiene protocol that includes social distancing, reduced hours, access controls, among other measures that aim primarily to prevent crowds and thus the spread of COVID-19. As a result of these reopenings, IRSA CP is operating all of its shopping centers in the interior of Argentina for approximately 133,000 m2 representative of 40% of the gross locative area of its portfolio, except for the food and local patios of the entertainment of the shopping centers in Neuquén, Córdoba and Santa Fe that have not yet resumed operations. IRSA CP remains committed to preserving the health and well-being of its customers, employees, localities and the entire population, constantly re-evaluating its decisions according to the evolution of events, the rules that are dictated and the guidelines of the competent authorities.

Impact of COVID-19 to our shopping centers.

On August 4, 2020, we informed our shareholders and the market in general that in compliance with the provisions of Articles 2 and 10 of Decree 641/2020 promulgated by the National Executive Branch, whose objective is to continue mitigating the risk of spread of the virus and protecting public health, the shopping centers located in the Autonomous City of Buenos Aires and Greater Buenos Aires will continue to operate only in the areas considered essential as pharmacies, supermarkets and banks until August 16, 2020 with the exception of Distrito Arcos, commercial center of the Company that, for its open-air characteristics, reopened its doors on August 3, 2020 as did the commercial premises of large avenues and main commercial corridors of the city. In the interior of the country, most provinces move forward with the easing and opening of their commercial and recreational activities. Distrito Arcos joins the already operational Alto Noa, Mendoza Plaza, Córdoba Shopping, Alto Rosario, La Ribera Shopping and Alto Comahue that IRSA CP owns in the interior of the country. The total of the shopping in operation reaches approximately 148,000 m2, representative of 44% of the gross locative area of its portfolio, except for the food and entertainment venues of the shopping centers in Neuquén, Córdoba and Santa Fe that have not yet resumed operations. IRSA CP remains committed to preserving the health and well-being of its customers, employees, localities and the entire population, constantly re-evaluating its decisions according to the evolution of events, the rules that are dictated and the guidelines of the competent authorities.

Bouchard 710 Building Sale

On July 30, 2020, we reported that on that date it has sold to an unrelated third party the entire building "Bouchard 710", located in the Plaza Roma district of the Autonomous City of Buenos Aires. The tower consists of 15,014 m2 of gross locative area in 12 floors of offices and 116 units of garages.

The transaction price was approximately USD 87.2 (USD / sqm 5,800) and has been paid in full. Bouchard 710 is a AAA category office building, with LEED Gold rating, located in one of the premium corporate areas of the Autonomous City from Buenos Aires.

Signature of a Purchase ticket regarding Boston Tower floor with possession

On July 15, 2020 we reported that on that date it has signed with an unrelated third party a purchase ticket with possession of a medium-height Boston Tower floor located at 265 Della Paolera Street, in the Catalinas district of Buenos Aires for a total area of approximately 1,063 sqm and 5 parking spaces located in the building. The transaction price was approximately USD 6.7 million (USD/sqm 6,300), which was paid in full. After this operation, we have 12 floors with an approximate location area of 13,800 sqm. In addition to garage units and other complementary spaces. The accounting result of this transaction will be recognized in the Financial Statements of IRSA CP for the 1st quarter of fiscal year 2021. The Boston Tower is a modern office building located in one of the most premium corporate areas of the Autonomous City of Buenos Aires. It was designed by renowned architect Cesar Pelli and has 27 floors and 60 garages in 31,670 square meters of gross locative area

B. Business Overview

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

●
“Others” includes the entertainment activity throughout ALG Golf Center S.A. (La Arena), La Rural and others.

Shopping malls

We own 15 shopping malls 14 of which we manage directly, with an aggregate 333,062 square meters of GLA as of June 30, 2020. Of the 15 shopping malls we own, six are located in the City of Buenos Aires, two in the Greater Buenos Aires area, and the others in the provinces of Salta, Santa Fé, Mendoza, Córdoba and Neuquén. In addition, we operate La Ribera Shopping in the City of Santa Fé which we own through a joint venture, and own the historic building of Patio Olmos shopping mall in the Province of Córdoba, which mall is operated by a third party.

The following table shows selected information about our shopping malls as of June 30, 2020:

Shopping malls	Date ofacquisition/development	Location	GLA(sqm)(1)	Numberof stores	Occupancyrate (%)(2)	Ourownershipinterest (%)(3)	Rental revenue (in millions of ARS)
Alto Palermo	Dec-97	City of Buenos Aires	18,655	136	91.9	100.0	997
Abasto Shopping(4)	Nov-99	City of Buenos Aires	36,760	164	94.9	100.0	854
Alto Avellaneda	Dec-97	Buenos Aires Province	38,330	125	97.4	100.0	600
Alcorta Shopping	Jun-97	City of Buenos Aires	15,725	114	97.3	100.0	532
Patio Bullrich	Oct-98	City of Buenos Aires	11,396	89	91.4	100.0	308
Dot Baires Shopping	May-09	City of Buenos Aires	48,805	167	74.6	80.0	653
Soleil Premium Outlet	Jul-10	Buenos Aires Province	15,156	79	97.1	100.0	248
Distrito Arcos	Dec-14	City of Buenos Aires	14,335	65	93.8	90.0	459
Alto Noa Shopping	Mar-95	City of Salta	19,313	85	99.0	100.0	185
Alto Rosario Shopping(4)	Nov-04	City of Rosario	33,681	142	97.2	100.0	520
Mendoza Plaza Shopping	Dec-94	City of Mendoza	43,313	129	97.8	100.0	295
Córdoba Shopping	Dec-06	Córdoba	15,361	104	95.4	100.0	177
La Ribera Shopping	Aug-11	City of Santa Fé	10,530	68	99.0	50.0	59
Alto Comahue	Mar-15	City of Neuquén	11,702	95	96.2	99.9	377
Patio Olmos(5)	Sep-07	City of Córdoba	—	—	—	—	—
Total			333,062	1,562	93.2		6,263

(1) Corresponds to gross leasable area at each property. Excludes common areas and parking spaces.
(2) Calculated dividing occupied square meters by leasable area as of the last day of the fiscal year.
(3) Company’s effective interest in each of its business units.
(4) Excludes Museo de los Niños which represents 3,732 square meters in Abasto and 1,261 square meters in Alto Rosario.
(5) IRSA CP owns the historic building of the Patio Olmos shopping mall in the Province of Córdoba, operated by a third party and does not include the rental revenues of Patio Olmos, for more details see “Our Shopping Malls-Overview.”

The following table shows information about our expansions and our future expansions on current assets as of June 30, 2020:

Expansions	Ownership interest	Surface	Locations
	(%)	(sqm)
Alto Palermo Adjoining Plot	100	3,900	City of Buenos Aires
Subtotal current expansions		8,800
Other future expansions(1)		98,055
Subtotal future expansions		98,055
Total Shopping Malls		101,955
Patio Bullrich - Offices / Hotel	100	10,000	City of Buenos Aires
Philips Building	100	20,000	City of Buenos Aires
Subtotal future expansions		30,000
Total offices		30,000

Total expansions		131,955

(1)  Includes Alto Palermo, Paseo Alcorta, Alto Avellaneda, Soleil, Alto Noa, Alto Rosario, Mendoza, Córdoba y La Ribera Shopping

Offices and other properties

We own, develop and manage eight office buildings and other rental and investment properties throughout Argentina as part of our Offices and other properties segment.

As of June 30, 2020, we owned and managed eight office buildings located in the City of Buenos Aires with 115,640 square meters of total gross leasable area.

The following table sets forth selected information regarding our office buildings as of June 30, 2020:

	Date ofacquisition/development	GLA (sqm)(1)	Occupancy rate(2)	Ownership interest	Total rental incomefor the fiscal yearendedJune 30, 2020
			(%)	(%)	(in thousands of ARS)
Offices
AAA & A buildings
República Building	Dec-14	19,885	86.9	100	433,254
Bankboston Tower(5)	Dec-14	14,865	96.4	100	324,165
Intercontinental Plaza(3)	Dec-14	2,979	100.0	100	40,421
Bouchard 710(6)	Dec-14	15,014	92.5	100	371,835
Dot Building	Nov-06	11,242	84.9	80	232,468
Zetta	Jun-19	32,173	97.5	80	760,908
Total AAA & A buildings		96,158	93.0		2,163,051
B buildings
Philips	Jun-17	8,017	82.7	100	74,172
Suipacha 652/64	Dec-14	11,465	31.2	100	39,010
Total B buildings		19,482	52.4		113,182
Total Offices		115,640	86.1		2,276,232
Other rental properties(4)					38,924
Total Offices and Others				N/A	2,315,157

(1) Corresponds to the gross leasable area of each property as of June 30, 2020. Excludes common areas and parking spaces.
(2) Calculated by dividing occupied square meters by gross leasable area as of June 30, 2020.
(3) We own 13.2% of the building that has 22,535 square meters of gross leasable area.
(4) Includes rental income from all those properties that are not buildings intended for rent, but that are partially or fully rented (Philips Deposit, Anchorena 665 and San Martin Plot)
(5) On July 15, 2020, we sold one floor and five parking spaces and on August 26, 2020, we sold five floor and twenty five parking spaces. For more information see: “Recent Developments – Boston Tower Floor’s sale”.
(6) On July 30, 2020, we sold the entire building. For more information see: “Recent Developments – Bouchard Floor sale”

Other assets

We also have strategic investments in other businesses, which we believe complement our overall strategy and rental leasing operations. These other assets are La Rural, TGLT, DirecTV Arena, Pareto and Avenida Inc.

The following table sets forth certain operating and financial data by business segment for the fiscal years indicated:

	For the fiscal year endedJune 30,
	2020	2019	2018
	(in millions of ARS )
Shopping Malls
Revenue	5,935.3	8,540.6	9,750.0
Operating income	5,368.6	7,764.2	8,921.1
Adjusted Segment EBITDA	3,937.1	6,293.4	7,477.9
Segment Net Operating Income	4,805.0	7,348.2	8,435.7
Offices
Revenue	2,315.2	2,157.7	1,236.3
Operating income	2,175.9	2,040.1	1,102.8
Adjusted Segment EBITDA	1,907.4	1,771.7	910.8
Segment Net Operating Income	2,143.4	1,988.5	1,019.5
Sales and Developments
Revenue	310.4	57.7	265.1
Operating income	187.1	6.4	195.8
Adjusted Segment EBITDA	362.0	(150.1)	258.5
Segment Net Operating Income / (loss)	451.3	(1.5)	174.5
Others
Revenue	62.9	167.9	24.6
Operating income	(25.0)	25.4	(15.3)
Adjusted Segment EBITDA	(28.4)	(418.8)	(34.8)
Segment Net Operating Income / (loss)	15.5	18.9	(22.0)

The following chart illustrates a breakdown of our consolidated revenue by operating segment for the fiscal year ended June 30, 2020:

Composition of revenue for the fiscal year ended June 30, 2020
(in millions of ARS )

The following table sets forth the book value of our principal business as of June 30, 2020:

Fair value of investment properties	As of June 30, 2020
(in millions of ARS )

Shopping malls	46,971
Offices	58,262
Land reserves and properties under development and Others	12,260
Total	117,492

Gross leasable area

The following graphic illustrates the growth trend in our total gross leasable area over the years presented for both shopping malls and offices (in thousands of sqm).

Business strategy

Our business strategy is based on three fundamental pillars:

Operating profitability:

●
We maximize the return to our shareholders by generating sustainable cash flow growth and increasing the long-term value of our commercial properties.

●
Our privileged locations and our leadership position in Argentina, together with our knowledge of the shopping center and office industry, allows us to maintain high occupancy levels and an optimal tenant mix.

●
We seek to strengthen and consolidate the relationship with our tenants through attractive rental conditions, offering a wide range of products and services, as well as administrative and commercial advice to optimize and simplify their operations.

Growth and Innovation:

●
We grow through the acquisition and Development of comercial properties and we have a land reserve with premium locations in Argentina to continue expanding our portfolio with mixed-use projects.

●
We are pioneers in innovative real estate developments due to their format and scale (Polo DOT), due to their concept (premium outlets), due to the appreciation of the area where they are located (Abasto, Alto Rosario) and due to the search of future synergies (entertainment business).

●
We quickly adapt to changes in context and consumption habits, always focusing on the customer to provide the best service through technology and thus enhance their purchasing experience within our shopping centers.

Sustainability:

●
We are part of the communities where our business units operate. Through CSR actions in our shopping centers and offices, places of high public attendance, we spread and make visible issues of social interest such as inclusion and assistance to the neediest.

●
We plan for the long term and work towards continuous improvement, environmental protection, and sustainable Development, seeking to achieve environmental certification standards in our real estate projects

●
We continuously work to achieve the highest standards of corporate Governance, with total transparency and responsibility. We take care of our human capital and we promote inclusión and diversity both in the governing bodies and in the work teams.

Our Shopping Malls

Overview

As of June 30, 2020, we owned a majority interest in and operated, a portfolio of 15 shopping malls in Argentina, six of which are located in the City of Buenos Aires (Abasto, Alcorta Shopping, Alto Palermo Shopping, Patio Bullrich, Dot Baires Shopping and Distrito Arcos), two in the greater Buenos Aires area (Alto Avellaneda and Soleil Premium Outlet), and the rest in different provinces of Argentina (Alto Noa in the City of Salta, Alto Rosario in the City of Rosario, Mendoza Plaza in the City of Mendoza, Córdoba Shopping Villa Cabrera and Patio Olmos (operated by a third party) in the City of Córdoba, La Ribera Shopping in Santa Fe (through a joint venture) and Alto Comahue in the City of Neuquén).

The shopping malls we operate comprise, as of June 30, 2020, total of 333,062 square meters of GLA (excluding certain spaces occupied by hypermarkets which are not our tenants). Total tenant sales in our shopping malls, as reported by retailers, were ARS 69,965 million for fiscal year 2020 and ARS 94,436 million for fiscal year 2019, a decrease of 25.9% in real terms (+6.7% in nominal terms). The greatest impact of this drop was evidenced in the fourth quarter of the year because of the closure of operations due to the lockdown decreed in Argentina on March 20, 2020 as a consequence of COVID19. Tenant sales at our shopping malls are relevant to our revenue and profitability because it is an important factor in determining rent our tenants pay. Sales also affect tenant’s overall occupancy costs as a percentage of that tenant’s sales.

Accumulated rental income

The following table sets forth total rental income for each of our shopping malls for the fiscal years indicated:

	For the fiscal years ended June 30, (1)
	2020	2019	2018
	(in millions of ARS )
Alto Palermo	997	1,408	1,515
Abasto Shopping	854	1,312	2,040
Alto Avellaneda	600	943	1,059
Alcorta Shopping	532	693	735
Patio Bullrich	308	403	425
Dot Baires Shopping	653	1,111	1,087
Soleil Premium Outlet	248	367	385
Distrito Arcos	459	632	620
Alto Noa Shopping	185	248	279
Alto Rosario Shopping	520	683	732
Mendoza Plaza Shopping	295	410	449
Córdoba Shopping Villa Cabrera	177	246	272
La Ribera Shopping(2)	59	87	92
Alto Comahue	377	419	361
Subtotal	6,263	8,960	10,053
Patio Olmos (3)	7	10	10
Reconciliation adjustments (4)	(336)	(430)	(313)
Total	5,935	8,541	9,750

(1)
Includes base rent, percentage rent, admission rights, fees, parking, commissions, revenue from non-traditional advertising and others. Does not include Patio Olmos.
(2)
Through our joint venture Nuevo Puerto Santa Fé S.A.
(3)
We own the historic building where the Patio Olmos shopping mall is located in the province of Cordoba. The property is managed by a third party.
(4)
Includes indirect incomes and eliminations between segments. In 2019 and 2018, revenue from Buenos Aires Design are included. End of concession December 5, 2018.

The following table sets forth our revenue from cumulative leases by revenue category for the fiscal years presented:

	For the fiscal year ended June 30,
	2020	2019	2018
	(in millions of ARS)
Base rent	3,128	4,780	5,623
Percentage rent	1,471	1,779	1,863
Total rent	4,599	6,559	7,486
Non-traditional advertising	184	222	245
Revenue from admission rights	903	1,051	1,162
Fees	105	118	138
Parking	296	473	571
Commissions	155	321	429
Other	21	216	22
Subtotal(1)	6,263	8,960	10,053
Patio Olmos	7	10	10
Adjustments and eliminations(2)	(336)	(430)	(313)
Total	5,935	8,541	9,750
(1)
Does not include Patio Olmos.
(2)
Includes indirect incomes and eliminations between segments. In 2019 and 2018, revenues from Buenos Aires Design are included. End of concession December 5, 2018.

Tenant retail sales

For the 2020 fiscal year, our shopping mall tenants’ sales reached ARS 69,965 million, a decrase of 25.9% in real terms compared to the previous fiscal year (+6.7% in nominal terms).

Tenant sales at the shopping malls located in the City of Buenos Aires and Greater Buenos Aires recorded year-on-year decreases of 26.9% in real terms (+5.0% in nominal terms), up from ARS 65,404 million to ARS 47,805 million during fiscal year 2020, whereas shopping malls in the interior of Argentina decreased approximately 23.7% in real terms (+10.4% in nominal terms) in comparison with the previous fiscal year, from ARS 29,032 million to ARS 22,160 million during fiscal year 2020.

The following table sets forth the total retail sales of our shopping mall tenants for the fiscal years indicated:

	For the fiscal years ended June 30,(1)
	2020	2019	2018
	(in millions of ARS)

Alto Palermo	8,537	11,585	12,803
Abasto Shopping	8,681	12,287	14,441
Alto Avellaneda	7,671	11,019	13,892
Alcorta Shopping	5,090	6,535	6,999
Patio Bullrich	3,463	4,293	3,880
Buenos Aires Design (2)	—	562	1,785
Dot Baires Shopping	6,819	9,416	11,948
Soleil Premium Outlet	3,543	5,056	5,664
Distrito Arcos	4,001	4,651	4,669
Alto Noa Shopping	3,473	4,172	5,039
Alto Rosario Shopping	7,230	9,286	10,359
Mendoza Plaza Shopping	5,643	7,402	8,743
Córdoba Shopping Villa Cabrera	2,226	3,029	3,582
La Ribera Shopping(3)	1,476	2,167	2,623
Alto Comahue	2,112	2,976	3,260
Total	69,965	94,436	109,687

 (1) Retail sales based upon information provided to us by retailers and prior owners. The amounts shown reflect 100% of the retail sales of each shopping mall, although in certain cases we own less than 100% of such shopping malls. Includes sales from stands and excludes spaces used for special exhibitions.
(2) End of concession term was December 5, 2018
(3) Owned by Nuevo Puerto Santa Fé S.A., in which we are a joint venture partner.

Total sales by type of business

The following table sets forth the retail sales of our shopping mall tenants by type of business for the fiscal years indicated:

	For the fiscal years ended June 30,(1)
	2020	2019	2018
	(in millions of ARS )
Department Store	3,724	5,111	6,290
Clothes and footwear	38,273	52,475	57,220
Entertainment	2,147	3,166	3,404
Home and decoration	1,431	2,097	3,071
Home Appliances	7,890	10,577	12,094
Restaurants	9,999	11,838	12,955
Miscellaneous	804	1,127	1,183
Services	5,697	8,045	13,470
Total	69,965	94,436	109, 687

(1) Includes sales from stands and excludes spaces used for special exhibitions.

Occupancy rate

The following table sets forth the occupancy rate of our shopping malls expressed as a percentage of gross leasable area of each shopping mall for the fiscal years indicated:

	As of June 30,
	2020	2019	2018
	(%)

Alto Palermo	91.9	99.1	99.5
Abasto Shopping	94.9	98.7	99.1
Alto Avellaneda	97.4	98.6	98.9
Alcorta Shopping	97.3	97.9	99.8
Patio Bullrich	91.4	93.5	97.1
Dot Baires Shopping	74.6	74.5	99.5
Soleil Premium Outlet	97.1	99.0	97.7
Distrito Arcos	93.8	99.4	99.7
Alto Noa Shopping	99.0	99.5	96.8
Alto Rosario Shopping	97.2	99.6	99.5
Mendoza Plaza Shopping	97.8	97.3	98.3
Córdoba Shopping Villa Cabrera	95.4	99.3	100.0
La Ribera Shopping	99.0	94.6	94.9
Alto Comahue	96.2	96.2	94.4
Total (1)	93.2	94.7	98.5

(1)  As of June 30, 2020, the occupancy rate decreased mainly due to 12,600 square meters vacancy generated by Walmart in Dot Baires Shopping. Excluding this effect, the occupancy would have been 96.0%.

 Rental price

The following table shows the annual average rental price per square meter of our shopping malls for the fiscal years indicated:

	For the fiscal years endedJune 30,(1)
	2020	2019	2018
	(in ARS)
Alto Palermo	35,535	51,660	57,623
Abasto Shopping	16,174	25,185	33,820
Alto Avellaneda	11,578	19,337	22,859
Alcorta Shopping	22,764	30,582	33,119
Patio Bullrich	17,853	23,435	24,777
Dot Baires Shopping	8,976	13,309	15,122
Soleil Premium Outlet	12,702	19,764	21,717
Distrito Arcos	25,057	36,348	36,592
Alto Noa Shopping	8,143	10,871	12,805
Alto Rosario Shopping	12,020	16,428	18,233
Mendoza Plaza Shopping	5,530	7,883	9,116
Córdoba Shopping Villa Cabrera	9,058	13,070	14,876
La Ribera Shopping	4,523	6,814	7,616
Alto Comahue	30,634	29,567	35,969

(1) Corresponds to consolidated annual accumulated rental prices according to the IFRS divided by gross leaseable square meters. Does not include revenues from Patio Olmos. Fiscal year 2020 reflects the impact of closures of operations due to COVID-19. For more information, see “Item 5.A. Operating Results – The Ongoing COVID-19 Pandemic.

Lease expirations(1)(2)

The following table sets forth the schedule of estimated lease expirations for our shopping malls for leases in effect as of June 30, 2020, assuming that none of our tenants exercises its option to renew or terminate its lease prior to expiration:

	As of June 30, 2020
Agreements’ Expiration	Number ofagreements(1)	Square meters to expire	Due toexpire(%)	Total leasepayments(in millions of ARS)(3)	Agreements(%)
Vacant Stores	113	22,684	6.8	—	—
Expired in-force	246	53,600	16.1	486	18.4
As of June 30, 2021	424	68,355	20.5	763	28.9
As of June 30, 2022	383	48,719	14.6	589	22.3
As of June 30, 2023	278	38,916	11.7	418	15.8
As of June 30, 2024 and subsequent years	118	100,788	30.3	383	14.5
Total	1,562	333,062	100.0	2,639	100.0
(1) Includes vacant stores as of June 30, 2020. A lease may be associated with one or more stores.
(2) Does not reflect our ownership interest in each property.
(3) The amount expresses the annual base rent as of June 30, 2020 of agreements due to expire.

Five largest tenants of the portfolio

The five largest tenants in our portfolio (in terms of sales) account for approximately 16.6% of our gross leasable area as of June 30, 2020 and represent approximately 9.8% of the annual basic rent for the fiscal year ending on that date.

The following table describes our portfolio’s five largest tenants:

Tenant	Type of Business	Sales	Gross Leaseable Area	Gross Leaseable Area
		(%)	(sqm)	(%)
Zara	Clothes and footwear	7.5	10,771	3.2
Falabella (1)	Department store	5.4	28,892	8.7
Nike	Clothes and footwear	4.0	7,610	2.3
Fravega	Home appliances	3.2	3,524	1.1
Mc Donald’s	Restaurant	2.5	4,400	1.3
Total		22.5	55,197	16.6

(1) Subsequent to the end of our fiscal year, Falabella has notified us that it plans to close its stores in Dot Baires and Alto Avellaneda Shopping Malls as part of its strategy to reduce its presence in Argentina.

New leases and renewals

The following table shows certain information about our leases agreement as of June 30, 2020:

				Average annual baserent per sqm (ARS)
Type of business	Number ofagreements renewed	Annualbase rent(in millions of ARS)	Annualadmissionrights(in millions of ARS)	New andrenewed	Formeragreements	Number of non-renewedagreements(1)	Non-renewedagreements(1)annualbase rent amount (in millions of ARS )
Clothing and footwear	268	478	95	12,781	10,103	578	1,122
Restaurant	72	107	15	13,466	11,877	130	226
Miscellaneous(2)	56	112	26	6,741	25,798	147	318
Home	32	61	8	8,484	9,762	54	128
Services	28	47	4	8,636	10,927	12	59
Entertainment	11	19	0	1,224	1,455	14	73
Supermarket	1	5	0	1,222	2,950	1	9
Total	468	829	148	7,057	8,123	936	1,935
(1) Includes vacant stores as of June 30, 2020. Gross leasable area with respect to such vacant stores is included under the type of business of the last tenant to occupy such stores.
(2) Miscellaneous includes anchor store.

Principal Terms of our Leases

Under the Civil and Commercial Code of Argentina, the term of the locations cannot exceed twenty years for the residential destination and fifty years for the other destinations.

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

Rent amount specified in our leases generally is the higher of (i) a monthly Base Rent and (ii) a specified percentage of the tenant’s monthly gross sales in the store, which generally ranges between 3% and 12% of tenant’s gross sales. In addition, pursuant to the rent escalation clause in most of our leases, a tenant’s Base Rent generally increases between 18% and 28% on a semi-annually and cumulative basis from the thirteenth (13th) month of effectiveness of the lease. Although many of our lease agreements contain price adjustment provisions, these are not based on an official index nor do they reflect the inflation index. In the event of litigation, there can be no assurance that we will be able to enforce such clauses contained in our lease agreements. These terms and conditions have not been applied during a period when the shopping malls remained closed due to the Social, Preventive and Mandatory Isolation decreed by the government of Argentina as a result of the novel COVID-19 virus since we decided to defer the billing and collection of the Base Rent until September 30, 2020, with some exceptions and we also suspended collection of the collective promotion fund during the same period, prioritizing the long-term relationship with our tenants.

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

We are responsible, except in the mall Distrito Arcos, for providing each unit within our shopping malls with electricity, a main telephone switchboard, central air conditioning and a connection to a general fire detection system. We also provide the food court tenants with sanitation and with gas systems connections. In Distrito Arcos, the connections are managed by the tenants. Each tenant is responsible for completing all necessary installations within its rental unit, in addition to paying direct related expenses, including electricity, water, gas, telephone and air conditioning. Tenants must also pay for a percentage of total expenses and general taxes related to common areas. We determine this percentage based on different factors. The common area expenses include, among others, administration, security, operations, maintenance, cleaning and taxes.

We carry out promotional and marketing activities to draw consumer traffic to our shopping malls. These activities are paid for with the tenants’ contributions to the Collective Promotion Fund, or “CPF,” which is administered by us. Tenants are required to contribute 15% of their rent (Base Rent plus Percentage Rent) to the CPF. We may increase the percentage tenants must contribute to the CPF with up to 25% of the original amount set forth in the corresponding lease agreement for the contributions to the CPF. We may also require tenants to make extraordinary contributions to the CPF to fund special promotional and marketing campaigns or to cover the costs of special promotional events that benefit all tenants. We may require tenants to make these extraordinary contributions up to four times a year provided that each extraordinary contribution may not exceed 25% of the tenant’s preceding monthly lease payment.

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

Control Systems

We have computer systems equipped to monitor tenants’ sales (except stands) in all of our shopping malls. We also conduct regular audits of our tenants’ accounting sales records in all of our shopping malls. Almost every store in our shopping malls has a point of sale that is linked to our main server. We use the information generated from the computer monitoring system to prepare statistical data regarding, among other things, total sales, average sales and peak sale hours for marketing purposes and as a reference for the internal audit. Most of our shopping mall lease agreements require the tenant to have its point of sale system linked to our server. During this fiscal year, we signed an agreement to renew our payment terminals with contactless technology (Clover).

Detailed information regarding our shopping malls

Set forth below is certain information regarding our shopping mall portfolio, including certain key lease provisions.

Alto Palermo, City of Buenos Aires

Alto Palermo is a 136-store shopping mall that opened in 1990 in Palermo, a well-known middle class and densely populated neighborhood in the City of Buenos Aires. Alto Palermo is located at the intersection of Santa Fe and Coronel Díaz avenues, only a few minutes from downtown Buenos Aires with nearby access from the Bulnes subway station. Alto Palermo has a total constructed area of 65,029 square meters (including parking) that consists of 18,655 square meters of gross leaseable area spread out over six levels and has a 642-car pay parking lot of approximately 30,000 square meters. Alto Palermo’s targeted clientele consists of middle-income individuals between the ages of 28 and 45. Alto Palermo is currently under expansion.

During the fiscal year ended on June 30, 2020, the public that visited the Alto Palermo shopping mall generated real retail sales totaling approximately ARS 8,537 million, 26.4% below the turnover in real terms the same period of fiscal year 2019. Sales per square meter reached ARS 457,625. Total rental income decreased from ARS 963 million in real terms for fiscal year ended June 30, 2019 to ARS 663 million for fiscal year ended June 30, 2020, which represents annual revenues per gross leaseable square meter of ARS 35,535 in fiscal year 2020 and ARS 51,660 in fiscal year 2019.

As of June 30, 2020, Alto Palermo’s occupancy rate was 91.9%.

We continue working on the expansion of Alto Palermo shopping mall, the shopping mall with the highest sales per square meter in our portfolio, that will add approximately 3,900 square meters of gross leasable area and will require moving the food court to a third level by using the area of an adjacent building acquired in 2015. Work progress as of June 30, 2020 was 64% and construction works are expected to be finished by June 2021, for more information see “—Projects under Development-Alto Palermo Expansion”.

Alto Palermo’s tenant mix

The following table sets forth the tenant mix by type of business at Alto Palermo as of June 30, 2020:

Type of business (1)	Tenant Sales (in millions of ARS)	Tenant Sales (%)	GLA (sqm)	GLA (% of total)
Clothes and footwear	5,623	65.9	11,150	59.8
Home	142	1.7	173	0.9
Restaurant	782	9.2	2,687	14.4
Miscellaneous	1,396	16.3	2,382	12.8
Services	268	3.1	1,497	8.0
Home appliances	327	3.8	766	4.1
Total	8,537	100	18,655	100
(1) Includes vacant stores as of June 30, 2020. Gross leasable area with respect to such vacant stores is included under the type of business of the last tenant to occupy such stores.

Alto Palermo’s revenues

The following table sets forth selected information relating to the revenue sources at Alto Palermo for the fiscal years indicated:

	For the fiscal year endedJune 30,
	2020	2019	2018
	(in millions of ARS)
Base rent	486	777	900
Percentage rent(1)	177	186	175
Total rent	663	963	1,075
Non-traditional advertising	43	59	60
Revenues from admission rights(2)	179	232	167
Fees	15	17	20
Parking	49	86	110
Commissions	45	51	80
Other	2	—	3
Total(3)	997	1,408	1,515
(1) Contingent rent is revenue based on a specific percentage of gross sales of our tenants.
(2) Admission rights are the fees required from tenants for entering into a lease or a lease renewal.
(3) Consolidated rents. Revenues relating to the collective promotion fund are not included.

Abasto Shopping, City of Buenos Aires

Abasto is a 164-store shopping mall located in downtown Buenos Aires with direct access from the Carlos Gardel subway station, six blocks from the Once railway terminal and near the highway to Ezeiza International Airport. Abasto opened on November 10, 1998. The main building is a landmark building that, between 1889 and 1984 was the primary fresh produce market for the City of Buenos Aires. Our Company converted the property into a 114,312 sqm shopping mall (including parking and common areas) with approximately 36,800 square meters of gross leaseable area (40,500 square meters if we consider Museo de los Niños). Abasto is the fourth largest shopping mall in Argentina in terms of gross leaseable area.

Abasto has a 27-restaurant food court, a 12-screen movie theatre complex with seating capacity of approximately 2,900 people, covering a surface area of 8,021 sqm, entertainment area and Museo de los Niños with a surface area of 3,732 sqm (the latter is not included within the gross leaseable area). The shopping mall is distributed over five stories and includes a parking lot for 1,180 vehicles with a surface area of approximately 39,690 sqm.

Abasto’s target clientele consists of middle-income individuals between the ages of 25 and 45 which we believe represent a significant portion of the population in this area of the City of Buenos Aires.

During the fiscal year ended June 30, 2019, the public visiting the Abasto shopping mall generated real retail sales that totaled approximately ARS 8,681 million, representing sales per square meter of approximately ARS 236,153, 29.3% lower than sales in real terms recorded in fiscal year 2019. Total rental income decreased from ARS 927 million in real terms for the fiscal year ended June 30, 2019 to ARS 595 million for fiscal year ended June 30, 2020, which represents annual income per gross leaseable square meter of ARS 16,174 in fiscal year 2020 and ARS 25,185 in fiscal year 2019.

As of June 30, 2020, Abasto Shopping’s occupancy rate was 94.9%.

Abasto Shopping’s tenant mix

The following table sets forth the mix of tenants by type of business at Abasto Shopping as of June 30, 2020:

Type of business (1)	Tenant Sales (in millions of ARS)	Tenant Sales (%)	GLA (sqm)	GLA (% of total)
Clothes and footwear	4,717	54.3	15,392	41.9
Entertainment	457	5.3	12,286	33.4
Home	134	1.5	502	1.4
Restaurant	1,320	15.2	3,281	8.9
Miscellaneous	1,122	12.9	2,385	6.5
Services	27	0.3	300	0.8
Home appliances	905	10.4	2,613	7.1
Total	8,681	100	36,760	100
(1) Includes vacant stores as of June 30, 2020. Gross leasable area with respect to such vacant stores is included under the type of business of the last tenant to occupy such stores.

Abasto Shopping’s revenues

The following table sets forth selected information relating to the revenues of Abasto Shopping during the fiscal years indicated:

	For the fiscal year endedJune 30,
	2020	2019	2018
	(in millions of ARS)
Base rent	438	703	1,009
Percentage rent(1)	157	224	236
Total rent	595	927	1,245
Non-traditional advertising	29	29	39
Revenues from admission rights (2)	132	186	510
Fees	17	18	22
Parking	61	106	146
Commissions	19	42	76
Other	2	4	2
Total(3)	854	1,312	2,040
(1) Contingent rent is the revenue based on a specific percentage of gross sales of our tenants.
(2) Admission rights are the fees required from tenants for entering into a lease or a lease renewal.
(3) Consolidated rents. Revenues relating to the collective promotion fund are not included.

Alto Avellaneda, Greater Buenos Aires Area

Alto Avellaneda is a 125-store suburban shopping mall that opened in October 1995 and is located in the City of Avellaneda, which is on the southern border of the City of Buenos Aires. This shopping mall is next  to a railway terminal and is close to downtown Buenos Aires. Alto Avellaneda has a total constructed area of 108,598.8 square meters (including parking) which consists of 38,330 square meters of GLA. The shopping mall has a multiplex cinema with six screens, the first superstore in Argentina, an entertainment center, a food court with 17 restaurants and an Department Store, Falabella, which opened on April 28, 2008. Walmart (not included in gross leaseable area) purchased the space it occupies, but it pays for its pro rata share of the common expenses of Alto Avellaneda’s parking lot. The shopping mall has a 2,400-car free parking lot consisting of 53,203 square meters. Alto Avellaneda Shopping’s targeted clientele consists of middle-income individuals between the ages of 25 and 40.

During the fiscal year ended June 30, 2020, the public that visited the Alto Avellaneda shopping mall generated real retail sales of approximately ARS 7,671 million, which represents a year-on-year decrease of 31.1% in real terms. Sales per square meter was ARS 200,130. Total rental income decreased from ARS 734 million in real terms for fiscal year ended June 30, 2019 to ARS 444 million for fiscal year ended June 30, 2020, which represents annual income per gross leaseable square meter of ARS 11,578 in fiscal year 2020 and ARS 19,337 in fiscal year 2019.

As of June 30, 2020, Alto Avellaneda’s occupancy rate was 97.4%.

Alto Avellaneda’s tenant mix

The following table sets forth the mix of tenants by type of business at Alto Avellaneda as of June 30, 2020:

Type of business (1)	Tenant Sales (In millions of ARS)	Tenant Sales (%)	GLA (sqm)	GLA (% of total
Clothes and footwear	3,505	45.7	16,069	41.9
Department store	1,221	15.9	11,629	30.3
Entertainment	113	1.5	3,723	9.7
Home	158	2	486	1
Restaurant	756	9.9	1,863	4.9
Miscellaneous	610	8.0	1,643	4.3
Services	14	0.2	426	1.1
Home appliances	1,294	16.9	2,491	6.5
Total	7,671	100	38,330	100

(1) Includes vacant stores as of June 30, 2020. Gross leasable area with respect to such vacant stores is included under the type of business of the last tenant to occupy such stores.

Alto Avellaneda’s revenues

The following table sets forth selected information relating to revenues for Alto Avellaneda for the fiscal years indicated:

	For the fiscal years endedJune 30,
	2020	2019	2018
	(in millions of ARS)

Base rent	292	568	661
Percentage rent(1)	152	166	217
Total rent	444	734	878
Non-traditional advertising	14	15	20
Revenues from admission rights(2)	116	123	86
Fees	14	16	19
Commissions	11	52	54
Other	1	4	1
Total(3)	600	943	1,059
(1) Contingent rent is based on a specific percentage of gross sales of our tenants.
(2) Admission rights are the fees payable by our tenants for entering into a lease agreement or a lease agreement renewal.
(3) Consolidated rents. Does not include revenues relating to expenses and our collective promotion fund.

Alcorta Shopping, City of Buenos Aires

Alcorta Shopping is a 114-store shopping mall which opened in 1992, located in the residential area of Palermo Chico, one of the most exclusive areas in the City of Buenos Aires, and a short drive from downtown Buenos Aires. Alcorta Shopping has a total constructed area of approximately 87,554 square meters (including parking) that consists of 15,725 square meters of GLA. Alcorta Shopping has a cinema with two screens, a food court with ten restaurants, two exclusive restaurants, a Carrefour hypermarket on the ground floor and a Santander bank. The shopping mall is spread out over three levels and has a free for two hours parking lot for 1,137 and an additional parking space in front of the main building with space for 435 vehicles. Alcorta Shopping’s targeted clientele consists of high-income individuals between the ages of 25 and 40. It receives an average of 600,000 monthly visitors and the average ticket per shopper is approximately ARS 6,000.

Over the past years, Alcorta Shopping has become a symbol of fashion and avant-garde style in Argentina. It is the place of choice for emerging designers for promoting and selling their new brands.

During the fiscal year ended June 30, 2020, the public that visited the Alcorta shopping mall generated real retail sales that totaled approximately ARS 5,090 million, which represents fiscal year sales of approximately ARS 323,688 per square meter and a year-on-year decrease of 22.1% in real terms. Total rental income decreased from approximately ARS 481 million in real terms for fiscal year ended June 30, 2019 to ARS 358 million for fiscal year ended June 30, 2020, which represents annual income per gross leaseable square meter of ARS 22,764 in fiscal year 2020 and ARS 30,582 in fiscal year 2019.

As of June 30, 2020, Alcorta Shopping’s occupancy rate was 97.3%.

Alcorta Shopping’s tenant mix

The following table sets forth the mix of tenants by type of business at Alcorta Shopping as of June 30, 2020:

Type of business (1)	Tenant Sales (In millions of ARS)	Tenant Sales (%)	GLA (sqm)	GLA (% of total)

Clothing and footwear	3,421	67.2	8,259	52.5
Entertainment	47	0.9	1,435	9.1
Home	263	5.2	1,271	8.1
Restaurants	348	6.8	1,024	6.5
Miscellaneous	729	14.3	1,309	8.3
Services	179	3.5	2,348	14.9
Home appliances	103	2.0	79	0.5
Total	5,090	100.0	15,725	100.0

(1) Includes vacant stores as of June 30, 2020. Gross leasable area with respect to such vacant stores is included under the type of business of the last tenant to occupy such stores.

Alcorta Shopping’s revenues

The following table sets forth selected information relating to the revenues of Alcorta Shopping during the following fiscal years:

	For the fiscal years endedJune 30,
	2020	2019	2018
	(in millions of ARS)

Base rent	237	369	412
Percentage rent(1)	121	112	110
Total rent	358	481	521
Non-traditional advertising	22	25	24
Revenues from admission rights(2)	94	109	84
Fees	5	6	7
Parking	36	52	59
Commissions	15	19	41
Other	1	1	(1)
Total(3)	532	693	735
(1) Contingent rent is based on a specific percentage of gross sales of our tenants.
(2) Admission rights are the fees payable by our tenants for entering into a lease or a lease renewal.
(3) Consolidated rents. Revenues relating to the collective promotion fund are not included.

Patio Bullrich, City of Buenos Aires

Patio Bullrich is the oldest shopping mall of the City of Buenos Aires and opened in 1988 and it is located in the neighborhood of Recoleta, one of the most prosperous areas of the City of Buenos Aires. This district is a residential, cultural and tourist center that includes distinguished private homes, historical sites, museums, theatres and embassies. The shopping mall has 89 stores and is located within walking distance of the most prestigious hotels of the City of Buenos Aires and the subway, bus and train systems.

Patio Bullrich has a total constructed area of 28,984 square meters (including parking) that consist of 11,396 square meters of GLA and common areas covering 12,472 square meters. The shopping mall is spread out over four levels and has a pay parking lot for 206 cars in an area consisting of approximately 4,600 square meters. The shopping mall has a four-screen multiplex cinema with 1,381 seats and soon a fifth luxury screen will be incorporated. In addition, it has the first Food Hall in Argentina that offers French and Italian gastronomy, patisserie, seafood and grill cuisine, and a "gourmet" market with specially selected premium brand products. From the point of view of its tenant mix, it concentrates the most important international and national luxury brands such as LV, Salvatore Ferragamo, Hugo Boss, Bally, Omega, Etiqueta Negra, Jazmin Chebar, Calandra, among others.

During the fiscal year ended June 30, 2020, the public visiting the Patio Bullrich shopping mall generated real retail sales that totaled approximately ARS 3,463 million, which represents annual sales of approximately ARS 303,879 per square meter and a year-on-year decrease of 19.3% in real terms. Total rental income decreased from ARS 267 million in real terms for fiscal year ended June 30, 2019 to ARS 203 million for fiscal year ended June 30, 2020, which represents monthly revenues per gross leaseable square meter of ARS 17,853 in fiscal year 2020 and ARS 23,435 in fiscal year 2019.

As of June 30, 2020, Patio Bullrich’s occupancy rate was 91.4%.

Patio Bullrich’s tenant mix

The following table sets forth the tenant mix by type of business at Patio Bullrich as of June 30, 2020:

Type of business (1)	Tenant Sales (in millions of ARS )	Tenant Sales (%)	GLA (sqm)	GLA (% of total)
Clothes and footwear	2,425	70.0	5,727	50.3
Entertainment	29	0.8	1,510	13.2
Home	30	0.9	90	0.8
Restaurant	303	8.7	1,556	13.7
Miscellaneous	615	17.8	1,586	13.9
Services	62	1.8	876	7.7
Total	3,463	100	11,396	100

(1) Includes vacant stores as of June 30, 2020. Gross leasable area with respect to such vacant stores is included under the type of business of the last tenant to occupy such stores.

Patio Bullrich’s revenues

The following table sets forth selected information relating to the revenues of Patio Bullrich during the fiscal years indicated:

	For the fiscal year endedJune 30,
	2020	2019	2018
	(in millions of ARS)

Base rent	129	191	232
Percentage rent(1)	74	76	51
Total rent	203	267	282
Non-traditional advertising	9	11	10
Revenues from admission rights(2)	48	51	41
Fees	12	14	16
Parking	28	49	57
Commissions	6	13	18
Other	1	(1)	-
Total(3)	308	403	425
(1) Contingent rent is based on a specific percentage of gross sales of our tenants
(2) Admission rights are the fees payable by our tenants for entering into a lease or a lease renewal.
(3) Consolidated rents. Revenues relating the collective promotion fund are not included.

Dot Baires Shopping, City of Buenos Aires

Dot Baires Shopping is a shopping mall that opened in May 2009. It has 4 floors and 3 underground levels, a covered surface area of 173,000 square meters, of which 48,805 sqm constitute Gross Leaseable Area, comprising 167 retail stores, a 10-screen multiplex cinema and parking space for 2,042 vehicles in a surface of approximately 75,000 square meteres.

Dot Baires Shopping is located at the spot where Avenida General Paz meets the Panamerican Highway in the neighborhood of Saavedra, City of Buenos Aires, and is the largest shopping mall in the city in terms of square meters. As of June 30, 2019, our equity interest in Panamerican Mall S.A. was 80%.

During the fiscal year ended June 30, 2020, the public visiting the Dot Baires shopping mall generated real retail sales that totaled approximately ARS 6,819 million, which represents a year-on-year decrease of 27.5% in real terms and annual sales of approximately ARS 139,719 per square meter. Total rental income decreased from ARS 650 million in real terms in the fiscal year ended June 30, 2019 to ARS 438 million in the fiscal year ended June 30, 2020, which represents annual income per gross leaseable square meter of ARS 8,976 in fiscal year 2020 and ARS 13,309 in fiscal year 2019.

As of June 30, 2020, Dot Baires Shopping’s occupancy rate was 74.6%. This is due to Walmart’s early termination of a contract in the second quarter of fiscal year 2019. We hope to finish the remodeling works on the vacant area when the mall restarts its operations and to lease it to tenants who require smaller retail area. Excluding this particular effect occupancy would be 96.0%.

Dot Baires Shopping’s tenant mix

The following table sets forth the tenant mix in terms of types of business in Dot Baires Shopping as of June 30, 2020:

Type of business (1)	Tenant Sales (in millions of ARS)	Tenant Sales (%)	GLA (sqm)	GLA (% of total)
Clothes and footwear	2,937	43.1	25,097	51.4
Department store	1,223	17.9	8,087	16.6
Entertainment	272	4.0	8,519	17.5
Home	113	2	553	1
Restaurant	932	13.7	2,006	4.1
Miscellaneous	738	10.8	2,294	4.7
Services	70	1.0	574	1.2
Home appliances	535	7.8	1,676	3.4
Total	6,819	100	48,805	100

(1) Includes vacant stores as of June 30, 2020.

Dot Baires Shopping’s revenues

The following table sets forth selected information relating to the revenues of Dot Baires Shopping for the fiscal years indicated:

	For the fiscal years endedJune 30,
	2020	2019	2018
	(in millions of ARS)

Base rent	307	471	547
Percentage rent(1)	131	178	200
Total rent	438	650	747
Non-traditional advertising	21	27	34
Revenues from admission rights(2)	78	95	103
Fees	10	11	13
Parking	93	135	150
Commissions	10	37	37
Other	3	156	3
Total(3)	653	1,111	1,087
(1) Contingent rent is based on a specific percentage of gross sales of our tenants.
(2) Admission rights are the fees payable by our tenants for entering into a lease or a lease renewal.
(3) Consolidated rents. Revenues relating to the collective promotion fund are not included.

Soleil Premium Outlet, greater Buenos Aires, province of Buenos Aires

Soleil Premium Outlet is located in San Isidro, Province of Buenos Aires. It opened in Argentina in 1986, but in 2010 it began a process of change becoming the first Premium Outlet in the country. It has a surface area of 47,525 square meters, 15,156 square meters of which are GLA. It comprises 79 stores and 2,335 parking spaces.

During the fiscal year ended June 30, 2020, the public visiting the shopping mall generated real retail sales that totaled approximately ARS 3,543 million, which represents annual average sales of approximately ARS 233,769 per square meter and a year-on-year turnover decrease of 29.9% in real terms. Total rental income decreased from ARS 300 million in real terms for the fiscal year ended June 30, 2019 to ARS 193 million for the fiscal year ended June 30, 2020, representing annual income per gross leaseable square meter of ARS 12,702 in fiscal year 2020 and ARS 19,764 in fiscal year 2019.

As of June 30, 2020, Soleil Premium Outlet’s occupancy rate was 97.1%.

Soleil Premium Outlet’s tenant mix

The following table sets forth the tenant mix in terms of types of business in Soleil Premium Outlet as of June 30, 2020:

Type of business (1)	Tenant Sales (in millions of ARS)	Tenant Sales (%)	GLA (sqm)	GLA (% of total)
Clothes and footwear	2,893	81.7	10,435	68.8
Entertainment	111	3.1	3,262	21.5
Home	10	0.3	127	0.8
Restaurant	322	9.1	757	5.0
Miscellaneous	105	3.0	342	2.3
Services	7	0.2	234	1.5
Home appliances	94	2.7	0	0.0
Total	3,543	100	15,156	100

(1) Includes vacant stores as of June 30, 2020.

Soleil Premium Outlet’s revenues

The following table sets forth selected information relating to the revenues of Soleil Premium Outlet during the following periods:

	For the fiscal years endedJune 30,
	2020	2019	2018
	(in millions of ARS)
Base rent	119	193	229
Percentage rent(1)	73	107	101
Total rent	193	300	330
Non-traditional advertising	7	4	6
Revenues from admission rights(2)	35	44	29
Fees	3	3	4
Commissions	10	15	14
Other	1	1	1
Total(3)	248	367	385

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

During the 2019 fiscal year, Arcos District obtained the definitive enable of the Shopping Mall. This allowed adapting the spaces of the selling stands improving their location and size as well as the income of this business unit. It also opened the Nike store by 900 meters increasing the influx of public and sales. The shopping mall was consolidated in its outlet concept, showing variables of the growing business and above inflation in stores, selling stands, Apsa Media and parking. We worked strongly on spending efficiency by implementing LEAN, a system of standard cleaning and we were focused on the customer with the implementation of a new CRM.

During the fiscal year ended June 30, 2020, the public visiting the shopping mall generated real retail sales of approximately ARS 4,001 million, which represents a year-on-year decrease of 14.0% in real terms and sales per square were approximately ARS 279,107. Total rental income decreased from ARS 521 million in real terms fiscal year ended June 30, 2019 to ARS 359 million in fiscal year ended June 30, 2020, representing annual income per gross leaseable square meter of ARS 25,057 in fiscal year 2020 and ARS 36,348 in fiscal year 2019.

As of June 30, 2020, Distrito Arcos’ occupancy rate was 93.8%.

Distrito Arcos’ tenant mix

The following table sets forth the mix of tenants by type of business at Distrito Arcos as of June 30, 2020:

Type of business (1)	Tenant Sales (in millions of ARS)	Tenant Sales (%)	GLA (sqm)	GLA (% of total)
Clothes and footwear	3,401	85.0	10,620	74.1
Miscellaneous	254	6.3	728	5.1
Services	308	7.7	1,802	12.6
Restaurant	33	0.8	1,186	8.3
Home appliances	5	0.1	0	0.0
Total	4,001	100	14,335	100

 (1) Includes vacant stores as of June 30, 2020.

Distrito Arcos’ revenues

The following table sets forth selected information relating to the revenues from Distrito Arcos during the following periods:

	For the fiscal year ended June 30,
	2020	2019	2018
	(in millions of ARS)
Base rent	236	397	397
Percentage rent(1)	123	124	121
Total rent	359	521	518
Non-traditional advertising	5	12	9
Revenues from admission rights(2)	60	35	21
Fees	2	3	3
Parking	29	45	48
Commissions	2	15	21
Other	1	1	1
Total(3)	459	632	620
(1) Contingent rent is the revenue based on a specific percentage of gross sales of our tenants.
(2) Admission rights are the fees required from tenants for entering into a lease or a lease renewal.
(3) Consolidated rents. Revenues relating to the collective promotion fund are not included.

Alto NOA, City of Salta, Province of Salta

Alto Noa is an 85-store shopping mall that opened in 1994. Alto Noa is located in the City of Salta, the capital of the Province of Salta, in the northwest region of Argentina. The province of Salta has a population of approximately 1.3 million inhabitants with approximately 0.8 million inhabitants in the City of Salta. The shopping mall has a total constructed area of approximately 31,046 square meters (including parking) which consists of 19,313 square meters of GLA. Alto Noa has a food court with 11 restaurants, a large entertainment center, a supermarket and a multiplex cinema with eight screens. The shopping mall occupies one floor and has a free parking lot for 520 cars. Alto Noa’s targeted clientele consists of middle-income individuals between the ages of 28 and 40.

During the fiscal year ended June 30, 2020, the public visiting the shopping mall generated real retail sales that totaled approximately ARS 3,473 million, which represents fiscal period sales of approximately ARS 179,827 per square meter and a year-on-year decrease of 16.8% in real terms. Total rental income decreased from ARS 210 million in real terms in fiscal year ended June 30, 2019 to ARS 157 million in fiscal year ended June 30, 2020, which represents annual income per gross leaseable square meter of ARS 8,143 in fiscal year 2020 and ARS 10,871 in fiscal year 2019.

As of June 30, 2020, Alto Noa’s occupancy rate was 99.0%.

Alto NOA’s tenant mix

The following table sets forth the mix of tenants by type of business at Alto NOA:

Type of business (1)	Tenant Sales (in millions of ARS)	Tenant Sales (%)	GLA (sqm)	GLA (% of total)
Clothes and footwear	934	36.8	4,482	30.2
Entertainment	280	11.0	6,507	43.9
Home	42	1.7	301	2.0
Restaurant	372	14.7	1,160	7.8
Miscellaneous	1,464	57.7	5,814	39.2
Services	13	0.5	302	2.0
Home appliances	368	14.5	747	5.0
Total	3,473	100	19,313	100

(1) Includes vacant stores as of June 30, 2020. Gross leasable area with respect to such vacant stores is included under the type of business of the last tenant to occupy such stores.

Alto NOA’s revenues

The following table sets forth selected information relating to the revenues of Alto NOA during the fiscal years indicated:

	For the fiscal year ended June 30,
	2020	2019	2018
	(in millions of ARS )
Base rent	100	138	158
Percentage rent (1)	57	72	86
Total rent	157	210	244
Non-traditional advertising	4	4	4
Revenues from admission rights (2)	17	19	16
Fees	2	2	2
Commissions	4	12	12
Other	1	1	1
Total (3)	185	248	279
(1) Contingent rent is on a specific percentage of gross sales of our tenants.
(2) Admission rights are the fees payable by our tenants for entering into a lease or a lease renewal.
(3) Consolidated rents. Revenues relating to the collective promotion fund are not included.

Alto Rosario, City of Rosario, Province of Santa Fé

Alto Rosario is a 142-store shopping mall located in the City of Rosario, Province of Santa Fe, the third largest city in Argentina in terms of population. It has a total constructed area of approximately 100,750 square meters which consists of 33,681 square meters of gross leaseable area (excluding Museo de los Niños). Alto Rosario has a food court with 18 restaurants, a large entertainment center, a supermarket, and a Showcase cinema with 14 state-of-the-art screens. The shopping mall occupies one floor and has a free parking lot that can accommodate 1,700 cars. Alto Rosario’s targeted clientele consists of middle-income individuals between the ages of 28 and 40.

During the fiscal year ended June 30, 2020, the public visitors to the shopping mall generated real retail sales of approximately ARS 7,230 million, which represents a year-on-year decrease of 22.5% in real terms. Sales per square meter were approximately ARS 214,661. Total rental income decreased from ARS 551 million in real terms in fiscal year ended June 30, 2019 to ARS 405 million in fiscal year ended June 30, 2020, which represents annual income per gross leaseable square meter of ARS 12,020 in fiscal year 2020 and ARS 16,428 in fiscal year 2019.

As of June 30, 2020, Alto Rosario’s occupancy rate was 97.2%.

Alto Rosario’s tenant mix

The following table sets forth the tenant mix by type of business at Alto Rosario as of June 30, 2020:

Type of business (1)	Tenant Sales (in millions of ARS)	Tenant Sales (%)	GLA (sqm)	GLA (% of total)
Clothes and footwear	3,965	54.8	14,115	41.9
Entertainment	295	4.1	9,586	28.5
Home	282	3.9	1,143	3.4
Restaurant	893	12.4	2,432	7.2
Miscellaneous	888	12.3	3,917	11.6
Services	51	0.7	1,095	3.3
Home appliances	857	11.9	1,393	4.1
Total	7,230	100.0	33,681	100.0
(1) Includes vacant stores as of June 30, 2020. Gross leasable area with respect to such vacant stores is included under the type of business of the last tenant to occupy such stores.

Alto Rosario’s revenues

The following table sets forth selected information relating to the revenues of Alto Rosario during the following periods:

	For the fiscal years endedJune 30,
	2020	2019	2018
	(in millions of ARS)
Base rent	235	350	399
Percentage rent (1)	170	201	209
Total rent	405	551	608
Non-traditional advertising	11	13	13
Revenues from admission rights (2)	82	90	60
Fees	6	7	8
Commissions	14	21	40
Other	1	1	2
Total(3)	520	683	732
(1) Contingent rent is the revenue based on a specific percentage of gross sales of our tenants.
(2) Admission rights are the fees required from tenants for entering into a lease agreement or a lease agreement renewal.
(3) Consolidated rents. Revenues relating to expenses and collective promotion fund are not included.

Mendoza Plaza, City of Mendoza, Province of Mendoza

Mendoza Plaza is a 129-store shopping mall which opened in 1992 and is located in the district of Guaymallén, in the Province of Mendoza. The city of Mendoza has a population of approximately 1.5 million inhabitants, making it the fourth largest City in Argentina. Mendoza Plaza Shopping consists of 43,313 square meters of GLA and has a multiplex cinema covering an area of approximately 3,659 square meters with ten screens, one of them a 4D being the first in the province, the Chilean department store Falabella with more than 10,000 square meters, a food court with 18 restaurants, 5 restaurants on the street in the new sector called "Shopping District Food", an entertainment center and a supermarket, which is also a tenant. The shopping mall has two levels and has a free parking lot for 1,700 cars. Mendoza Plaza’s targeted clientele consists of middle-income individuals between the ages of 28 and 40.

During the fiscal year ended June 30, 2020, the public visiting the shopping mall generated real retail sales that totaled approximately ARS 5,643 million, which represents annual sales for approximately ARS 130,284 per square meter and a year-on-year decrease of 24.5% in real terms. Total rental income decreased from ARS 338 million in real terms in fiscal year ended June 30, 2019 to ARS 240 million in fiscal year ended June 30, 2020, which represents annual income per gross leaseable square meter of ARS 5,530 in fiscal year 2020 and ARS 7,883 in fiscal year 2019.

As of June 30, 2020, Mendoza Plaza’s occupancy rate was 97.8%.

Mendoza Plaza’s tenant mix

The following table sets forth the mix of tenants by type of business at Mendoza Plaza as of June 30, 2020:

Type of business (1)	Tenant Sales (In millions of ARS)	Tenant Sales (%)	GLA (sqm)	GLA ( of total)
Clothes and footwear	1,409	47.7	10,483	24.2
Department Store	1,281	43.4	9,176	21.2
Entertainment	212	7.2	7,351	17.0
Home	95	3	472	1
Restaurant	562	19.0	4,276	9.9
Miscellaneous	1,229	41.6	3,069	7.1
Services	23	0.8	5,596	12.9
Home appliances	834	28.2	2,890	6.7
Total	5,643	100	43,313	100
(1)  Includes vacant stores as of June 30, 2020. Gross leasable area with respect to such vacant stores is included under the type of business of the last tenant to occupy such stores.

Mendoza Plaza’s revenues

The table sets forth selected information relating to the revenues of Mendoza Plaza during the fiscal years indicated:

	For the fiscal years endedJune 30,
	2020	2019	2018
	(in millions of ARS)
Base rent	151	209	252
Percentage rent (1)	89	129	139
Total rent	240	338	391
Non-traditional advertising	7	8	10
Revenues from admission rights(2)	27	33	20
Fees	9	10	11
Commissions	8	16	12
Other	5	4	5
Total(3)	295	410	449
(1) Contingent rent is based on a specific percentage of gross sales of our tenants.
(2) Admission rights are the fees payable by our tenants for entering into a lease agreement or a lease agreement renewal.
(3) Consolidated rents. Revenues relating to expenses and collective promotion fund are not included.

Córdoba Shopping—Villa Cabrera, City of Córdoba

Córdoba Shopping Villa Cabrera is a shopping mall covering 35,000 square meters of surface area, with 15,361 square meters being gross leaseable area. Córdoba Shopping has 104 commercial stores, a 12-scree  multiplex cinema and parking lot for 1,500 vehicles, located in Villa Cabrera, City of Córdoba, Province of Córdoba.

During the fiscal year ended June 30, 2020, the public visiting the shopping mall generated real retail sales of approximately ARS 2,226 million, which represents a year-on-year decrease of 26.5% in real terms. Sales per square meter were approximately ARS 144,912. Total rental income decreased from ARS 201 million in real terms in fiscal year ended June 30, 2019 to ARS 139 million in fiscal year ended June 30, 2020, which represents annual income per gross leaseable square meter of ARS 9,058 in fiscal year 2020 and ARS 13,070 in fiscal year 2019.

As of June 30, 2020, Córdoba Shopping’s occupancy rate was 95.4%.

Córdoba Shopping—Villa Cabrera’s tenant mix

The following table sets forth the tenant mix in terms of types of business in Córdoba Shopping as of June 30, 2020:

Type of business (1)	Tenant Sales (In millions of ARS)	Tenant Sales (%)	GLA (sqm)	GLA ( of total)
Clothing and footwear	1,468	65.9	6,207	40.4
Entertainment	83	3.7	5,842	38.0
Home	52	2.3	335	2.2
Restaurant	224	10.1	965	6.3
Miscellaneous	244	11.0	816	5.3
Services	21	0.9	661	4.3
Home appliances	135	6.1	535	3.5
Total	2,226	100	15,361	100

(1) Includes vacant stores as of June 30, 2020. Gross leasable area with respect to such vacant stores is included under the type of business of the last tenant to occupy such stores.

Revenues from Córdoba Shopping—Villa Cabrera

The following table sets forth selected information relating to the revenues of Córdoba Shopping during the fiscal years indicated:

	For the fiscal years endedJune 30,
	2020	2019	2018
	(in millions of ARS)
Base rent	75	120	137
Percentage rent (1)	64	80	90
Total rent	139	201	227
Non-traditional advertising	6	8	7
Revenues from admission rights (2)	20	22	16
Fees	6	8	9
Commissions	4	8	11
Other	1	-	1
Total(3)	177	246	272
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

During the fiscal year ended June 30, 2020, the public visiting the shopping mall generated real retail sales of approximately ARS 1,476 million, which represents a year-on-year decrease of 31.9% and sales per square meter were approximately ARS 140,171. Total rental income decreased from ARS 72 million in real terms in fiscal year ended June 30, 2019 to ARS 48 million in fiscal year ended June 30, 2020, representing annual income per gross leaseable square meter of ARS 4,523 in fiscal year 2020 and 6,814 in fiscal year 2019.

As of June 30, 2020, La Ribera Shopping’s occupancy rate was 99.0%.

La Ribera Shopping’s tenant mix

The following table sets forth the mix of tenants by type of business at La Ribera Shopping as of June 30, 2020:

Type of business (1)	Tenant Sales (In millions of ARS)	Tenant Sales (%)	GLA (sqm)	GLA (% of total)
Clothes and footwear	578	39.1	3,278	31.1
Entertainment	158	10.7	3,323	31.6
Home	38	2.6	159	1.5
Restaurant	363	24.7	2,227	21.2
Miscellaneous	190	12.9	776	7.4
Services	8	0.5	29	0.3
Home appliances	140	9.5	739	7.0
Total	1,476	100.0	10,530	100

(1) Includes vacant stores as of June 30, 2020.

La Ribera Shopping’s revenues

The following table sets forth selected information relating to the revenues of La Ribera Shopping during the fiscal years indicated:

	For the fiscal years endedJune 30 (4)
	2020	2019	2018
	(in millions of ARS)
Base rent	27	38	39
Percentage rent(1)	21	34	41
Total rent	48	72	80
Non-traditional advertising	3	2	2
Revenues from admission rights(2)	4	2	2
Fees	1	2	2
Commissions	3	8	6
Total(3)	59	87	92

(1) Contingent rent is the revenue based on a specific percentage of gross sales of our tenants.
(2) Admission rights are the fees required from tenants for entering into a lease agreement or a lease agreement renewal.
(3) Consolidated rents. Revenues relating to expenses and collective promotion fund are not included.
(4) It does not reflect our participation on this property.

Alto Comahue, City of Neuquén, Province of Neuquén

Alto Comahue, was inaugurated on March 17, 2015, and is located in the City of Neuquén, in the Patagonian region of Argentina. It has a total surface of 35,000 square meters and 11,702 square meters of GLA, approximately 1,066 roof-covered and open-air parking spaces and a large entertainment and leisure area. Alto Comahue offers 100 retail stores that house the most prestigious brands in Argentina and has a 6-screen multiplex cinema and a theme restaurant. It is a three-story building consisting of a basement where the parking lot and a 1,000 square meters Food Hall are located; the ground floor consisting of 5,000 square meters for retail stores, and the first floor consisting of 1,000 square meters for restaurants with unique views of the city, 2,600 square meters of retail stores and 2,100 square meters of cinemas.

The development is a part of a mixed-use complex that further includes a supermarket that is currently in operation and 2 additional parcels of land. One of these parcels is assigned to development of a hotel and the other, which extends over 18,000 sqm -owned by the company-, to a future housing development.

During this fiscal year, visitors to the shopping mall generated real retail sales that totaled approximately ARS 2,112 million, which represent a year-on-year decrease of 29.0% and sales per square meter of approximately ARS 180,482. Total rental income decreased from ARS 346 million in real terms in fiscal year ended June 30, 2019 to ARS 358 million in fiscal year ended June 30, 2020, which represents total revenues for the period per gross leaseable area of ARS 30,634 in fiscal year 2020 and ARS 29,567 in fiscal year 2019.

As of June 30, 2020, Alto Comahue’s occupancy rate was 96.2%.

Alto Comahue’s tenant mix

The following table sets forth the mix of tenants by type of business at Alto Comahue as of June 30, 2020:

Type of business (1)	Tenant Sales (In millions of ARS )	Tenant Sales (%)	GLA (sqm)	GLA (% of total)
Clothes and footwear	994	47.1	5,603	47.9
Entertainment	91	4.3	2,350	20.1
Home	73	3.4	360	3.1
Restaurant	460	21.8	2,014	17.2
Miscellaneous	361	17.1	787	6.7
Services	31	1.5	171	1.5
Home appliances	101	4.8	417	3.6
Total	2,112	100	11,702	100

(1) Includes vacant stores as of June 30, 2020.

Alto Comahue’s revenues

The following table sets forth selected information relating to the revenues derived from Alto Comahue during the following periods:

	For the fiscal yearsended June 30,
	2019	2018	2017
	(in millions of ARS )
Base rent	296	257	251
Percentage rent(1)	62	89	87
Total rent	358	346	338
Non-traditional advertising	3	5	5
Revenues from admission rights(2)	10	10	6
Fees	2	3	3
Commissions	1	12	7
Other	1	43	1
Total(3)	377	419	361

(1) Contingent rent is the revenue based on a specific percentage of gross sales of our tenants.
(2) Admission rights are the fees required from tenants for entering into a lease agreement or a lease agreement renewal.
(3) Consolidated rents. Revenues relating to expenses and collective promotion fund are not included.

Administration and management of shopping malls

We manage and operate each of the shopping malls in which we have more than 50% ownership and in our Joint Venture in NPSF (La Ribera Shopping). We charge tenants a property monthly management fee, which varies from shopping mall to shopping mall, depending on the cost of administration and maintenance of the common areas and the administration of contributions made by tenants to fund promotional efforts for the shopping mall. We charge a monthly management fee, paid prorated by the tenants, according to their particular lease rates. This management fee is a fixed amount in Alto Palermo, Alto Avellaneda, Abasto Shopping, Paseo Alcorta, Alto NOA, Dot Baires, Alto Rosario, Soleil Premium Outlet, Patio Bullrich, Distrito Arcos and Alto Comahue and a percentage of the common area maintenance expenses in Buenos Aires Design, Córdoba Shopping and Mendoza Plaza.

Our total revenues from management fees during fiscal 2020 were ARS 103.6 million, ARS 122.5 million during fiscal 2019 and ARS 96.1 million during fiscal 2018.

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

The following table shows certain information concerning the most significant owners and operators of shopping malls in Argentina.

Entity	Shopping malls	Location	GLA	Marketshare(1)
				(%)
IRSA CP	Alto Palermo	City of Buenos Aires	18,655	1.44
Abasto Shopping(2)		City of Buenos Aires	36,760	2.83
Alto Avellaneda		Province of Buenos Aires	38,330	2.95
Alcorta Shopping		City of Buenos Aires	15,725	1.21
Patio Bullrich		City of Buenos Aires	11,396	0.88
Dot Baires Shopping(4)		City of Buenos Aires	48,805	3.75
Soleil		Province of Buenos Aires	15,156	1.17
Distrito Arcos		City of Buenos Aires	14,335	1.10
Alto Noa(2)		City of Salta	19,313	1.49
Alto Rosario(3)		City of Rosario	33,681	2.59
Mendoza Plaza		City of Mendoza	43,313	3.33
Córdoba Shopping		City of Córdoba	15,361	1.18
La Ribera Shopping		City of Santa Fe	10,530	0.81
Alto Comahue		City of Neuquén	11,702	0.90
Subtotal			333,062	25.62
Cencosud S.A.			277,203	21.33
Other operators			689,587	53.05
Total			1,299,852	100.00
(1) Corresponding to gross leaseable area in respect of total gross leaseable area. Market share is calculated dividing sqm over total sqm.
(2) Does not include Museo de los Niños (3,732 sqm).
(3) Does not include Museo de los Niños (1,261 sqm).
(4) Our interest in PAMSA is 80%:
Source: Argentine Chamber of Shopping Centers.

Our Offices segment

Overview

We own, develop and manage office buildings and other rental properties throughout Argentina. As of June 30, 2020, we owned and managed eight office buildings located in the City of Buenos Aires with an aggregate of 115,640 square meters of GLA and we are working on the last phase of development of the “200 Della Paolera” building.

Our Offices segment had a 86.1% occupancy rate as of June 30, 2020.

The following table shows certain information regarding our office buildings, as of June 30, 2020:

	As of June 30,
	2020	2019	2018
Leasable area (square meters)	115,640	115,378	83,213
Occupancy of total portfolio	86.1	88.3%	92.3%
Rent in USD/square meter	26.6	26.4	26.1

The following table shows certain information regarding our office buildings, as of June 30, 2020:

	Date ofacquisition/development	GLA (sqm)(1)	Occupancy rate(2)	Ownership interest	Total rental incomefor the fiscal yearendedJune 30, 2020
			(%)	(%)	(in thousands of ARS)
Offices
AAA & A buildings
República Building	Dec-14	19,885	86.9	100	433,254
Bankboston Tower(4)	Dec-14	14,865	96.4	100	324,165
Intercontinental Plaza(3)	Dec-14	2,979	100.0	100	40,421
Bouchard 710(5)	Dec-14	15,014	92.5	100	371,835
Dot Building	Nov-06	11,242	84.9	80	232,468
Zetta	Jun-19	32,173	97.5	80	760,908
Total AAA & A buildings		96,158	93.0		2,163,051
B buildings
Philips	Jun-17	8,017	82.7	100	74,172
Suipacha 652/64	Dec-14	11,465	31.2	100	39,010
Total B buildings		19,220	52.4		113,182
Total Offices		115,640	86.1	N/A	2,276,232

(1) Corresponds to the total leasable surface area of each property. Excludes common areas and parking spaces.
(2) Calculated by dividing occupied square meters by total gross leasable area of the relevant property.
(3) We own 13.2% of the building which covers an area of 22,535 square meters of gross leasable area, meaning we own 2,979 square meters of gross leasable area.
(4) On July 15, 2020, we sold one floor and five parking spaces and on August 26, 2020, we sold five floors and twenty five parking spaces. For more information, see “Recent Developments – Boston Tower Floor’s sale”.
(5) On July 30, 2020, we sold the entire building. For more information see: “Recent Developments – Bouchard Floor sale”

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

Leases

We usually lease our offices and other rental properties by using contracts with an average term between three to ten years. Contracts for the rental of office buildings and other commercial properties are generally stated in U.S. dollars. Rental rates for renewed periods are negotiated at market value.

Occupancy rate

The following table shows the occupancy rate of our offices for fiscal years 2020, 2019 and 2018:

	Occupancy rate (1)
	As of June 30,
	2020	2019	2018
	(%)
Offices:
República Building	86.9	95.2	98.4
Bankboston Tower(2)	96.4	93.5	85.6
Intercontinental Plaza	100.0	100.0	100.0
Bouchard 710(3)	92.5	100.0	100.0
Suipacha 652/64	31.2	44.6	86.2
DOT Building	84.9	100.0	100.0
Philips Building	82.7	45.7	69.8
Zetta Building	97.5	97.5	-
Total	86.1	88.3	92.3
(1) Leased square meters pursuant to lease agreements in effect as of June 30, 2020, 2019 and 2018 over gross leasable area of offices for the same fiscal years.
(2) On July 15, 2020, we sold one floor and five parking spaces and on August 26, 2020, we sold five floor and twenty five parking spaces. For more information, see “Recent Developments – Boston Tower Floor’s sale”.
(3) On July 30, 2020, we sold the entire building. For more information see: “Recent Developments – Bouchard Floor sale”

The following table sets forth the annual income per square meter for our offices during the fiscal years indicated.

	Income per square meter (1)
	As of June 30,
	2020	2019	2018
	(ARS/sqm)
República Building	25,072	23,464	16,395
Bankboston Tower(2)	22,622	24,072	17,205
Intercontinental Plaza	13,569	15,399	17,127
Bouchard 710(3)	26,774	24,500	20,422
Suipacha 652/64	10,905	22,329	8,677
Dot Building	24,356	19,992	14,437
Philips Building	11,187	25,792	7,188
Zetta Building	24,257	15,925	-
(1) Calculated by dividing annual rental income by the gross leasable area of offices based on our interest in each building as of June 30 for each fiscal period.
(2) On July 15, 2020, we sold one floor and five parking spaces and on August 26, 2020, we sold five floor and twenty five parking spaces. For more information, see “Recent Developments – Boston Tower Floor’s sale”.
(3) On July 30, 2020, we sold the entire building. For more information see: “Recent Developments – Bouchard Floor sale”

Lease expirations

We usually lease our offices by using contracts with an average term of two years, with the exception of a few contracts with different terms. Contracts for the rental of office buildings and other commercial properties are generally stated in U.S. dollars, and in accordance with Argentine law they are not subject to inflation adjustment.

The following table shows certain information about our lease agreements as of June 30, 2020:

Property	Number oflease agreement (1)(5)	Annualrentalprice (in millions of ARS)(2)	Rentalincomeper sqm (new and renewed)(ARS)(3)	Previousrental income per sqm (ARS)(3)	Number ofnon-renewedleases	Non-renewed leases annual base rentamount (in millions of ARS)(4)
Bouchard 710 Building(6)	-	-	-	-	1	14
Bankboston Tower(7)	2	34	1,891	1,933	-	-
República Building	3	133	1,703	1,777	2	25
Dot Building	1	17	882	851	-	-
Philips Building	3	35	896	-	-	-
Suipacha 664	1	25	1,046	1,046	-	-
Total	10	244	1,369	1,206	3	39
(1) Includes new and renewed leases executed in fiscal 2020.
(2) Leases in U.S. dollars converted to pesos at the exchange rate prevailing on the first month of the agreement, multiplied by 12 months.
(3) Monthly value.
(4) Leases in U.S. dollars converted to pesos at the exchange rate prevailing on the last month of the agreement, multiplied by 12 months.
(5) It does not include leases over parking spaces, antennas or terrace area.
(6) On July 30, 2020, we sold the entire building. For more information see: “Recent Developments – Bouchard Floor sale”
(7) On July 15, 2020, we sold one floor and five parking spaces and on August 26, 2020, we sold five floor and twenty five parking spaces. For more information, see “Recent Developments – Boston Tower Floor’s sale”.

The following table sets forth the schedule of estimated lease expirations for our offices and other properties for leases in effect as of June 30, 2020. This data is presented assuming that none of our tenants exercises its option to renew or terminate its lease prior to expiration (most leases have renewal clauses):

Expiration year	Number ofleases dueto expire(1)	Square meters ofleases due toexpire (sqm) (3)	Square meter ofleases due toexpire(%)	Annual rentalincome amountof leases due toexpire(in millions of ARS)(2)	Annual rentalincome amountof leases toexpire(%)
As of June 30, 2020	4	9,454	9	57	3
As of June 30, 2021	22	24,983	25	679	33
As of June 30, 2022 and thereafter	33	65,149	65	1,345	65
Total	59	99,586	100	2,081	100
(1) Includes offices with leases that have not been renewed as of June 30, 2020.
(2) It does not include square meters used by IRSA CP.
(3) It does not include square meters or revenues from parking spaces.

A description of rental office properties is provided below:

República Building, City of Buenos Aires

This property was designed by the renowned Architect César Pelli (who also designed the World Financial Center in New York and the Petronas Towers in Kuala Lumpur). It is a unique premium office building in downtown Buenos Aires and has approximately 19,885 gross leaseable square meters and 178 parking spaces. The main tenants include Estudio Beccar Varela, BASF Argentina S.A., Itaú Bank, Facebook Argentina S.R.L. and BACS Banco de Crédito y Securitización S.A., among others.

Torre BankBoston, City of Buenos Aires

The BankBoston Tower is a modern office building located at Carlos Maria Della Paolera 265 in the City of Buenos Aires. It was designed by the renowned Architect Cesar Pelli and has 27 floors and 60 parking spaces over 31,670 square meters of gross leaseable area. As of June 30, 2020, we had a 47% ownership interest in the building. At present, our main tenants include Exxon Mobile, Axion Energy Argentina S.A. and LG, among others. On July 15, 2020, we sold one floor and five parking spaces and on August 26, 2020, we sold five floor and twenty five parking spaces. For more information, see “Recent Developments – Boston Tower Floor’s sale”.

Intercontinental Plaza, City of Buenos Aires

Intercontinental Plaza is a modern 24-story building located next to the Intercontinental Hotel in the historic neighborhood of Monserrat in downtown City of Buenos Aires. We own a 13.2% interest in the building which has footage averaging 22,535 square meters of gross leaseable area; meaning we own 2,979 square meters of gross leasable area in this building. The principal tenants currently include CRESUD Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agrícola (“CRESUD”), Total Austral and IRSA, among others.

Bouchard 710, City of Buenos Aires

Bouchard 710 is an office building located in the Retiro district. The building is a 12-story tower, with an average area per floor of 1,251 square meters, with 165 units for car parking. In March 2017 it received the LEED certification by the US Green Building Council. Tenants are Sibille S.C. (KPMG), Microsoft de Argentina S.A., Samsung Electronics Argentina S.A., Energy Consulting Services S.A. and Rovafarm Argentina S.A., among others. Its surface area averages 15,014 square meters of gross leaseable area. As a subsequent event, in July 2020, the entire building was sold. For more information see: “Recent Developments – Bouchard Floor sale”

Suipacha 652/64, City of Buenos Aires

Suipacha 652/64 is a 7-story office building located in the office district of the City of Buenos Aires. We own the entire building and 62 parking spaces. The building has unusually large floors, most measuring 1,580 square meters. The building’s principal tenants include Monitor de Medios Publicitarios S.A. and HIT Coworking, among others. The average footage of the building is 11,465 square meters of gross leaseable area.

Dot Building, City of Buenos Aires

Panamerican Mall S.A., our subsidiary, developed an office building of 11,242 square meters of gross leaseable area next to Dot Baires Shopping. This building was inaugurated in July 2010, which meant our arrival at the growing corridor of the Northern Area with respect to offices for rent. The building’s principal tenants include Farmanet, Astrazeneca S.A., G.E. Healthcare, HP and Covidien S.A., among others.

Phillips Building, City of Buenos Aires

The historic Philips Building adjoins our Dot Baires shopping mall, and faces Avenida General Paz, in the City of Buenos Aires. It has 4 office floors, a total GLA of approximately 8,017 sqm, and a remaining construction capacity of approximately 20,000 sqm. IRSA CP is owner of 100% of the building.

Zetta Building

Our subsidiary Panamerican Mall S.A. built an office building of 32,173 square meters of gross leasable area and 11 floors located in the commercial complex “Polo Dot” in Buenos Aires City. This new A+, and potentially LEED, building was inaugurated in May 2019, continuing to consolidate our position in the North Zone corridor of offices for rent. The building is approximately 80% occupied by Mercado Libre and 20% by Falabella.

Competition

Virtually all our office’s properties and other commercial properties other than shopping malls are in developed urban areas. There is a great number of office buildings, shopping malls, retail stores and residential houses in the zones where our properties are located. It is a highly fragmented market and the abundant number of comparable properties in the vicinities may have an adverse impact on the ability to lease or sell office space and other properties and may have an adverse impact on the sale and rental price of properties.

In the future, both domestic and foreign companies are likely to participate in the real estate market in Argentina, hence competing with us when it comes to business opportunities. In addition, in the future we may participate in the development of a market for foreign real property, and we are likely to find well-established competitors.

In the premium office segment, the Company competes with other relevant market players, such as RAGHSA and Consultatio, who together with IRSA CP represent the 3 most important players.

Our Sales and Developments Segment

This segment includes trading properties units to be received under barter agreements in force and land reserves of our portfolio. As of June 30, 2020, we own plots and properties, strategically located in the City of Buenos Aires and in the provinces of Argentina with potential to develop new projects.

The following table shows information about our land reserves as of June 30, 2020:

	Ownership Interest (%)	Date of acquisition	Land Surface (sqm)	Buildable surface (sqm)	GLA (sqm)	Salable Surface (sqm)	Book Value (in millions of ARS)

RESIDENTIAL - BARTER AGREEMENTS
CONIL - Güemes 836 – Mz. 99 & Güemes 902 – Mz. 95 & Commercial stores - Buenos Aires(6)	100	Jul-96	—	—	—	1,461	65
Total Intangibles (Residential)			—	—	—	1,461	65

LAND RESERVES:
Catalinas - City of Buenos Aires(4)(5)	100	May-10	3,648	58,100	28,051	—	—
Subtotal offices			3,648	58,100	28,051	—	—
Total under Development			3,648	58,100	28,051	—	—
UOM Luján - Buenos Aires	100	May-08	1,160,000	464,000	—	—	960
San Martin Plot (Ex Nobleza Piccardo) - Buenos Aires	50	May-11	159,996	500,000	—	—	2,750
La Plata - Greater Buenos Aires	100	Mar-18	78,614	116,552	—	—	936
Caballito plot - City of Buenos Aires	100	Jan-99	23,791	86,387	10,518	75,869	3,153
Subtotal Mixed-uses			1,570,296	1,343,940	10,518	75,869	7,799
Coto Abasto air space - City of Buenos Aires(2)	100	Sep-97	—	21,536	—	16,385	34
Córdoba Shopping Adjoining plots - Córdoba(2)	100	Jun-15	8,000	13,500	—	2,160	33
Neuquén - Residential plot - Neuquén(2)	100	Jun-99	13,000	18,000	—	18,000	80
Subtotal residential			21,000	53,036	—	36,545	147
Polo Dot commercial expansion – City of Buenos Aires	80	Nov-06	—	—	15,940	—	1,367
Paraná plot - Entre Ríos (3)	100	Aug-10	10,022	5,000	5,000	—	—
Subtotal retail			10,022	5,000	20,940	—	1,367
Polo Dot - Offices 2 & 3 - City of Buenos Aires	80	Nov-06	12,800	—	38,400	—	2,627
Intercontinental Plaza II - City of Buenos Aires	100	Feb-98	6,135	—	19,598	—	1,075
Córdoba Shopping adjoining plots - Córdoba(2)	100	Jun-15	2,800	5,000	5,000	—	25
Subtotal offices			21,735	5,000	62,998	—	3,727
Total future developments			1,475,158	1,229,976	94,456	112,414	13,040
Other land reserves(1)			1,899	—	7,297	262	1,363
Total land reserves			1,477,057	1,229,976	101,753	112,676	14,403
(1)  Includes Zelaya 3102-3103, Chanta IV, Anchorena 665, Condominios del Alto II, Ocampo parking spaces, DOT adjoining plot and Mendoza shopping adjoining plot.
(2)  These land reserves are classified as Trading properties, therefore, their value is maintained at historical cost. The rest of the land reserves are classified as Investment Property, valued at market value.
(3)  Sign of the deeds pending subject to certain conditions.
(4)  The sale agreements for 86.93% of the property under development have been signed between IRSA and IRSA CP and the remaining units have been sold to Globant, also through an agreement. The deed of sale with both entities has not yet been signed. The aforementioned fair value corresponds only to the land.
(5)  On June 10, 2020, IRSA CP informed with an unrelated third party the assignment and transfer of the right to deed with delivery of possession of two floors of medium height of the tower under construction "200 Della Paolera" located in the Catalinas district of the Autonomous City of Buenos Aires for a total area of approximately 2,430 m2 and 16 parking units located in the building. On June 30, 2020, we have incorporated the building “200 Della Paolera” as an investment property.
(6)  Classified as Intangible Assets, therefore, their value is kept at historical cost.

The following table shows information about our expansions on current assets as of June 30, 2020:

Expansions	Ownership interest	Surface	Locations
	(%)	(sqm)
Alto Palermo Adjoining Plot	100	3,900	City of Buenos Aires
Subtotal current expansions		8,800
Other future expansions(1)		98,055
Subtotal future expansions		98,055
Total Shopping Malls		101,955
Patio Bullrich - Offices / Hotel	100	10,000	City of Buenos Aires
Philips Building	100	20,000	City of Buenos Aires
Subtotal future expansions		30,000
Total offices		30,000

Total expansions		131,955
(1)  Includes Alto Palermo, Paseo Alcorta, Alto Avellaneda, Soleil, Alto Noa, Alto Rosario, Mendoza, Córdoba y La Ribera Shopping

Description of the Properties:

Residential properties

Condominios del Alto II—City of Rosario, Province of Santa Fé

The Condominios del Alto II project will be composed of two building blocks opposite one another, commercially divided into 10 sub-blocks. The project consists of a total of 189 apartments distributed over six stories and 195 parking spaces located in two basements. Amenities will include a swimming pool with solarium, a multiple use room, sauna, a gym with dressing rooms and a laundry. As of June 30, 3030, the works in parcel H have been completed and all the units subject to the barter have been received, with seven parking spaces available for sale.

Horizons, Vicente López - Olivos, Provincia de Buenos Aires.

As of June 30, 2020, all units were sold and the stock available for sale is 1 garage and 19 storage spaces.

Intangibles—units to be received under barter agreements

Conil—Avellaneda, province of Buenos Aires

These plots of land face Alto Avellaneda shopping mall, totaling 2,398 square meters distributed on two opposite corners and, according to urban planning and zoning standards, approximately 6,000 square meters may be developed. These plots may be developed for residential use with the possibility of retail space as well. In November 2014, a barter deed was executed to carry out a residential development, in exchange for which we will receive 1,389 square meters of retail store space located on the ground floors of blocks 99 and 95 at Güemes 836 and Güemes 902. The barter was valued at USD0.7 million. Considerations for block 95 and 99 were stipulated to be delivered in January and September 2018, respectively. In June 2018, an extension to the barter arrangements was signed. In consideration for the delay and as compensation, we will receive an additional apartment (55.5 square meters) and one parking lot (14 square meters).

Projects under development

Alto Palermo Expansion

We continue to work on the expansion of Alto Palermo shopping mall which has the highest sales per square meter in our portfolio, that will add a gross leasable area of approximately 3,900 square meters and will consist of moving the food court to a third level by using the area of an adjoining building we acquired in 2015. Work progress as of June 30, 2020 was 64% and construction works are expected to be completed by June 2021.

200 Della Paolera - Catalinas building

The Catalinas building under construction will have 35,000 sqm of GLA consisting of 30 office floors and 316 parking spaces and will be located in the “Catalinas” neighborhood in the City of Buenos Aires, a prime area for premium office development. We will own 30,832 square meters consisting of 26 floors and 272 parking spaces in the building. The total estimated investment in the project is ARS 2,600 million and as of June 30, 2020, work progress was 95%.

Mixed use

Ex UOM—Luján, Province of Buenos Aires.

This 116-hectare plot of land is in the 62 Km of the West Highway, in the intersection with Route 5 and was originally purchased by IRSA from Birafriends S.A. for USD 3 million on May 31, 2008. In May 2012, the Company acquired the property through a purchase and sale agreement entered between related parties, thus becoming the current owner. Our intention is to carry out a mixed-use project, taking advantage of the environment consolidation and the strategic location of the plot. At present, dealings are being carried out to change the zoning parameters, thus enabling the consummation of the project.

Ex Nobleza Piccardo Plant—San Martín, Province of Buenos Aires.

This plot of land is owned by Quality Invest. On May 31, 2011, Quality Invest S.A. and Nobleza Picardo S.A.I.C. y F. (Nobleza) executed the title deed for the purchase of a plot of land extending over 160,000 square meters located in the District of San Martín, Province of Buenos Aires, currently intended for industrial purposes and suitable in terms of characteristics and scales for mixed-use developments.

The Master Plan, by which it is projected to develop a large-scale integral urbanization (residential, commercial, etc.), which includes the construction of approximately 540,000 m2, was endorsed by the Municipality of San Martin through Decree 1589/19 and registered before the General Directorate of Urbanism and Directorate of Urban Planning of the Municipality. Likewise, the subdivision plan in accordance with the urban indicators was presented to the Directorate of Cadastre of the Province of Bs. As.

Additionally, during this fiscal year, the pre-feasibility requirements began to be processed with public bodies. The one corresponding to the Hydraulic Directorate of the Province is in the process of approval, and in the next fiscal year, we will begin the rest of the presentations before the service companies, to obtain the pre-feasibilities of electric power, gas, water and overturning. of effluents.

Córdoba Shopping Mall Project

We own a few plots adjacent to the Córdoba Shopping Mall with a development potential of approximately 18,500 square meters in the center of the City of Córdoba. In May 2016, we signed a barter agreement for contribution of 13,500 square meters of the total development potential for a term of one year, at the end of which the title deed would be executed. This development will be a mixed residential and office project and, as part of the consideration, we will receive a total of 2,160 square meters in apartments, parking spaces and retail space, plus the management of permits, combinations and subdivisions over three plots. The units to be paid as consideration are due by May 2022 for Torre I and by July 2024 for Torre II. The value of the barter was USD4 million.

Plot of Land La Plata

On March 22, 2018, we acquired 100% of a plot of land of 78,000 sqm of surface in the town of La Plata, province of Buenos Aires. The transaction was consummated through the purchase of 100% of the shares of Entertainment Center La Plata S.A. that owns 61.85% of the property and the direct purchase of the remaining 38.15% from unrelated third parties. The price of the acquisition was USD7.5 million which have been fully paid. We intend to use the property develop a mixed-use project, given the property’s characteristics for a commercial development in a district with high potential.

On January 21, 2019, Ordinance No. 11,767, approved by the Honorable Deliberative Council of La Plata, has been promulgated on December 26, 2018. The promulgation formally confirmed, the uses and indicators requested to develop a project of 116,553 m2

Caballito Plot of land – City of Buenos Aires

Caballito is a property of approximately 23,791 sqm in the City of Buenos Aires, neighborhood of Caballito, one of the most densely populated of the city, which the Company purchased in November 1997. This plot will be used for the development of residential with retail and public spaces, with more than 85,000 sqm. This Project is approved by the GCBA authorities.

On December 23, 2019, the Company transferred Plot 1 of the land reserve located at Av. Avellaneda and Olegario Andrade 367 in the Caballito neighborhood of the City of Buenos Aires to an unrelated third party.

On July 20, 2020, we were notified of the filing of a protection action (amparo) that is processed before the Administrative and Tax Litigation Jurisdiction of the City of Buenos Aires, where the plaintiff has requested the nullity of: 1) Administrative act that grants the certificate of environmental aptitude and 2) Administrative act that registered the plans. On October 1, 2020, the Chamber confirmed the precautionary measure. The Government of the City of Buenos Aires appealed the measure by filing a Constitutional Challenge. For more information, see “ITEM 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal or Arbitration Proceedings—Caballito.”

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

On October 25, 2019, IRSA CP transferred to an unrelated third party the rights to develop a residential building (“Tower 1”) in the Coto Supermarket airspace located in the Abasto neighborhood in the City of Buenos Aires. Tower 1 will have 22 floors of 1 to 3-bedroom apartments, with a total area of 8,400 square meters.

The amount of the operation was set at USD 4.5 million: USD 1 million in cash and the balance in at least 35 apartment units, which represent the equivalent of 24.20% of the owned square meters, with a minimum guaranteed of 1,982 sqm.

In a 30 months period since the signature, when certain conditions have been met, we must transfer to the same unrelated third party the rights to build a second apartment building.

Neuquén Residential Plot—Neuquén, Province of Neuquén

Through Shopping Neuquén S.A., we own a plot of 13,000 sqm and a construction capacity per FOT of 18,000 sqm of residential properties in an area with significant potential. This area is located close to the recently inaugurated shopping mall, the hypermarket currently in operation and a hotel to be constructed in months to come.

Offices

Polo Dot 2nd and 2—3rd Stages—City of Buenos Aires

These two parcels of 6,400 square meters each with a construction capacity of 38,400 square meters each, are located adjoining to where the extension of Dot Baires Shopping is planned. In April 2018, both plots were unified into a single parcel of 12,800 square meters.

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

In July 2016, we acquired from FEG Entretenimientos S.A. 25% of the shares of EHSA, in which we already held 50% of the share. We also acquired a 1.25% interest in ENUSA from Mr. Marcelo Figoli. The aggregate acquisition price for such acquisitions was ARS 66.5 million. Immediately after this acquisition, we sold 5% of the shares of EHSA to Mr. Diego Finkelstein, who already owned a 25% equity interest. The sale amount was agreed at ARS 13.5 million. As a result, we now hold 70% of the shares of EHSA and Mr. Diego Finkelstein holds the remaining 30%.

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

The Exhibition and Convention Center has a surface area of approximately 22,800 square meters and may accommodate approximately 5,000 attendees. It has a main exhibit hall and an ancillary hall, offices and meetings rooms, arranged in three underground levels that were designed to blend into the landscape extending from the School of Law of the University of Buenos Aires to Parque Thays.

Also, La Rural S.A. continues to work on the consolidation of the commercial development of the “Convention Center of Punta del Este”, through its equity participation in the company that holds the concession until 2041.

As a result of the measures adopted by Argentina’s national Government in response to the COVID-19 pandemic, La Rural, the Buenos Aires and Punta del Este Convention Centers have been closed since March 20, 2020, the date on which social, preventive, and mandatory isolation was decreed by the government of Argentina.

TGLT (real estate)

TGLT is a real estate company listed on the BYMA which is mainly engaged in residential development projects in Argentina and Uruguay. We hold a 3.7% interest in TGLT.

On August 1, 2017, we exercised our preemptive subscription and accretion rights and purchased 22,225,000 Subordinated Notes Convertible into Newly Issued Shares of TGLT for an aggregate amount of USD22,225,000 (USD 1.00 par value) due 2027.

On August 8, 2019 has executed with TGLT certain contracts tending to collaborate in the process of financial restructuring of said company through its recapitalization. On December 11, 2019, and in compliance with the contracts signed with TGLT on August 8, 2019, IRSA CP made the exchange of all the Convertible Notes it had of TGLT. Likewise, it subscribed preferred shares making a contribution in kind of the 100% of the shares of the company La Maltería S.A., owner of the property known as Maltería Hudson, for a value of USD 24 million.

As a result of the aforementioned exchange and capitalization, IRSA CP obtained 21,600,000 Class A preferred shares and 24,948,798 Class B preferred shares that are added to its holding of 3,003,990 ordinary shares.

On February 10, 2020, the TGLT Board of Directors determined the mandatory conversion of its Convertible Notes Obligations and preferred shares with immediate effect, this is how IRSA CP converted its Class A and B preferred shares of TGLT into ordinary shares of the company. As a result of this transaction, as of June 30, 2020, IRSA CP owns 279,502,813 ordinary shares of TGLT, representing 30.2% of its capital stock.

DirecTV Arena

DirecTV Arena is an indoor stadium with unique features designed to host top-level international events, including sporting events and concerts. The price set for the transaction was USD 4.2 million. Through these types of investments, our equity stake in LRSA and through the new Convention Center of the City of Buenos Aires, we continue to expand our exposure to conventions, sporting events and entertainment, which could generate synergies with our core shopping mall business.

As is publicly known, the DirecTV Arena stadium has been closed since March 2020, the date on which social, preventive, and mandatory isolation was decreed in Argentina due to COVID-19. All the planned congresses are suspended, a large part of the fairs and conventions were postponed, while the shows scheduled at the DirecTV Arena were mostly canceled. The reopening date of these establishments is uncertain, as well as the future agenda of fairs, conventions and shows.

Pareto

On October 8, 2018, the company Pareto S.A. was incorporated, with the social purpose of design, programming and development of software, mobile and web applications. As of June 30, 2020, IRSA CP's participation in PARETO S.A. It was 69.96% and after the closing it increased its stake to 91.96%.

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

Avenida Inc.

As of June 30, 2020, we indirectly owned 4.1% of Avenida Inc., a company dedicated to the e-commerce business.

Insurance

we carry all-risk insurance for our shopping malls and other buildings covering property damage caused by fire, terrorist acts, explosion, gas leak, hail, storms and wind, earthquakes, vandalism, theft and business interruption. In addition, we carry liability insurance covering any potential damageto third parties or property caused by the conduct of our business throughout Argentina. We are following all legal requirements related to mandatory insurance, including insurance required by the Occupational Risk Law (Ley de Riesgos del Trabajo), life insurance required under collective bargaining agreements and other insurance required by laws and executive orders. Our history of damages is limited to one single claim resulting from a fire in Alto Avellaneda Shopping in March 2006, a loss which was substantially recovered from our insurers. These insurance policies contain specifications, limits and deductibles which we believe are adequate to the risks to which we are exposed in our daily operations. We further maintain liability insurance covering our directors’ and corporate officers’ liability.

Information technology

We keep investing in technological innovation. The advances of society and changes in consumer habits constantly challenge us and motivate us to apply the latest technological trends to serve the visitor’s experience in the shopping malls and learn more about our clients. In 2018, we signed a strategic agreement with Microsoft with three main objectives: (i) To increase our knowledge of our visitors, in order to improve their experience at our malls through data driven decisions; (ii) To enhance our tenants’ business by providing innovations that improve their efficiency and execution; (iii) To elevate the efficiency of our assets through Smart Building initiatives. Among other examples, we count being able to pay parking tickets from the cell phone. During this exercise, we increased the amount of digital tools that enhance customer experience. Aside APPA, our digital loyalty tool that this year reached 840k users, we launched Food Hall, a web app that can allow customers to access the entire gastronomic offer at each of our shopping malls. Also, we are working to launch an exclusive marketplace soon.

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

Leases

Argentine law imposes certain restrictions on property owners, including a minimum lease term of three years for all purposes, except in particular cases for venues such as embassy, consulate or international organization, room with furniture for touristic purposes for less than three months, custody and bailment of goods, exhibition or offering of goods in fairs or in cases where due to the circumstances, the subject matter of the lease requires a shorter term.

Lease term limits

Under the Argentine Civil and Commercial Code lease terms may not exceed 20 years (for residential purpose) or fifty years (all other purposes). Generally, terms in our leases range from three to ten years.

Rescission rights

The Argentine Civil and Commercial Code provides that tenants may terminate leases with other purpose than residential purpose, early after the first six months of the effective date. Such termination is subject to penalties which range from one to one and a half months of rent. If the tenant terminates the agreement during the first year of the lease, the penalty is one and a half month’s rent and if termination occurs after the first year of lease, the penalty is one month’s rent.

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

Buenos Aires Authorizations and Licenses Code

The Authorizations and Licenses Code (Código de Habilitaciones de la Ciudad de Buenos Aires) sets forth the conditions under which authorizations or licenses to operate may be granted. The General Bureau of Authorizations and Licenses is responsible for implementing and enforcing the Authorizations and Licenses Code. Outside the City of Buenos Aires, our real estate activities are subject to similar municipal zoning, building, occupation and environmental regulations, which must also comply with national standards. In some jurisdictions we may also be subject to regulation of large commercial areas, which require approval of the location of these areas. We believe that all of our real estate properties are in material compliance with relevant laws, ordinances and regulations.

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

After paying of 25% of the purchase price or advancing of at least 50% of construction, the Real Estate Installment Sales Act prohibits termination of the sales contract for failure by the purchaser to pay the balance of the purchase price but gives the seller the right to enforce under any mortgage on the property.

Buildings Law

Buildings Law No. 19,724 (Ley de Pre horizontalidad) was repealed by the Argentine Civil and Commercial Code which provides that for purposes of execution of sales agreements for units under construction, the owner or developer must purchase insurance in favor of prospective purchasers against the risk of frustration of the development pursuant to the agreement for any reason. A breach of this obligation precludes the owner from exercising any right against the purchaser—such as demanding payment of any outstanding installments due—unless he/she fully complies with their obligations, but does not prevent the purchaser from exercising its rights against the seller.

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

As our consolidated annual sales volume and our parent’s consolidated annual sales volume exceed ARS 200.0 million, we must give notice to the CNDC of any concentration provided for under the Antitrust Law.

Money laundering

For more information about money laundering regulations see, “Item 10. Additional Information—E. Money Laundering”.

Environmental Law

Our activities are subject to several national, provincial and municipal environmental provisions.

Article 41 of the Argentine Constitution, as amended in 1994, provides that all Argentine inhabitants have the right to a healthy and balanced environment fit for human development and have the duty to preserve it. Environmental damage shall bring about primarily the obligation to restore it as provided by applicable law. The authorities shall control the protection of this right, the rational use of natural resources, the preservation of the natural and cultural heritage and of biodiversity and shall also provide for environmental information and education. The National Government shall establish minimum standards for environmental protection whereas Provincial and Municipal Governments shall fix specific standards and regulatory provisions.

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

In addition, the CNV Rules require the obligation to report to the CNV any events of any nature and fortuitous acts that seriously hinder or could potentially hinder performance of our activities, including any events that generate or may generate significant impacts on the environment, providing details on the consequences thereof.

The new Argentine Civil and Commercial Code has introduced as a novel feature the acknowledgement of collective rights, including the right to a healthy and balanced environment. Accordingly, the Argentine Civil and Commercial Code expressly sets forth that the law does not protect an abusive exercise of individual rights if such exercise could have an adverse impact on the environment and the rights with a collective impact in general.

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

C. Organizational Structure

The following table presents information relating to our ownership interest and the percentage of our consolidated total net revenues represented by our subsidiaries as of June 30, 2020:

Subsidiary	Activity	Country of incorporation	Ownership percentage	Voting power percentage (1)	Percentage of our total net revenues
Panamerican Mall S.A.	Real estate	Argentina	80%	80%	17.37%
Torodur S.A.	Investment	Uruguay	100%	100%	—
Arcos del Gourmet S.A.	Real estate	Argentina	90%	90%	2.36%
Shopping Neuquén S.A.	Real estate	Argentina	100%	100%	1.94%
Entertainment Holdings S.A.	Investment	Argentina	70%	70%	0.53%
Emprendimiento Recoleta S.A.	Real estate	Argentina	54%	54%	—
Entretenimiento Universal S.A.	Event organization and others	Argentina	99%	99%	—
Fibesa S.A.	Mandatory	Argentina	100%	100%	1.33%
Centro de entretenimiento La Plata S.A.	Real estate	Argentina	100%	100%	—
Pareto S.A	Design and development	Argentina	70%	70%	—
(1) Percentage of equity interest has been rounded. It does not contemplate irrevocable capital contributions

Organizational chart

IRSA Inversiones y Representaciones S.A.
Others
80.6%
19.4%
IRSA Propiedades Comerciales S.A.
80.0%
Panamerican Mall S.A.
Dot Baires Shopping, Zetta & Dot Buildings and DOT Adjoining Plot
99.95%
Shopping Neuquén S.A.
Alto Comahue
90.0%
Arcos del Gourmet S.A.
Distrito Arcos
53.7%
Emprendimiento Recoleta S.A.
50.0%
Nuevo Puerto Santa Fe S.A.
La Ribera Shopping
100.0%
Fibesa S.A.
Real Estate Agent
50.0%
Quality Invest S.A.
San Martín plot of land
100.0%
Centro de Entretenimientos La Plata S.A.
La Plata plot of land
Shopping Centers:
Abasto
Alto Palermo
Alto Avellaneda
Alcorta Shopping
Patio Bullrich
Alto NOA
Mendoza Plaza
Alto Rosario
Córdoba Shopping
Soleil Premium Outlet
Patio Olmos
Offices:
República Building
Torre Bankboston
Intercontinental Plaza
Bouchard 710
Suipacha 652/64
Phillips
30.2%
TGLT
Real Estate Company
69.96%
Pareto S.A.
Digital customer loyalty system that promotes benefits and discounts in all our shopping centers
100.0%
Torodur S.A.
16.4%
Avenida Inc.
100.0%
Avenida Compras S.A.
E-Commerce Company
70.0%
Ogden Argentina S.A. (1)
60.0%
La Arena
Operates "DirectTv Arena"
50.0%
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

 The following table sets forth certain information about our owned investment properties:

Property	Location	Use	Encumbrance
Shopping mall portfolio
Alto Palermo Shopping	City of Buenos Aires, Argentina	Shopping Mall	—
Abasto	City of Buenos Aires, Argentina	Shopping Mall	—
Alto Avellaneda	Buenos Aires Province, Argentina	Shopping Mall	—
Alcorta Shopping	City of Buenos Aires, Argentina	Shopping Mall	—
Patio Bullrich	City of Buenos Aires, Argentina	Shopping Mall	—
Alto NOA	City of Salta, Argentina	Shopping Mall	—
Alto Rosario	City of Rosario, Argentina	Shopping Mall	—
Mendoza Plaza	City of Mendoza, Argentina	Shopping Mall	—
Córdoba Shopping – Villa Cabrera (1)	City of Córdoba, Argentina	Shopping Mall	Antichresis
Dot Baires Shopping	City of Buenos Aires, Argentina	Shopping Mall	—
Soleil Premiun Outlet	Buenos Aires Province, Argentina	Shopping Mall	—
Patio Olmos (2)	City of Córdoba, Argentina	Shopping Mall	—
Alto Comahue	City of Neuquén, Argentina	Shopping Mall	—
Distrito Arcos	City of Buenos Aires, Argentina	Shopping Mall	—
Berutti parking space	City of Buenos Aires, Argentina	Shopping Mall
Ocampo parking space	City of Buenos Aires, Argentina	Shopping Mall	—
Office and other rental properties portfolio
Abasto offices	City of Buenos Aires, Argentina	Rental Office	—
Zetta building	City of Buenos Aires, Argentina	Rental Office	—
Dot building	City of Buenos Aires, Argentina	Rental Office	—
Anchorena 545 (Chanta IV)	City of Buenos Aires, Argentina	Rental Office	—
Anchorena 665	City of Buenos Aires, Argentina	Rental Office	—
Zelaya 3102	City of Buenos Aires, Argentina	Rental Office	—
Suipacha 664	City of Buenos Aires, Argentina	Rental Office	—
Bouchard 710	City of Buenos Aires, Argentina	Rental Office	—
Intercontinental Plaza	City of Buenos Aires, Argentina	Rental Office	—
República building	City of Buenos Aires, Argentina	Rental Office	—
Bank Boston tower	City of Buenos Aires, Argentina	Rental Office	—
Paseo del Sol	City of Buenos Aires, Argentina	Rental Office	—
Phillips building	City of Buenos Aires, Argentina	Rental Office	—
Catalinas building	City of Buenos Aires, Argentina	Rental Office	—
Suipacha 652	City of Buenos Aires, Argentina	Rental Office	—
Undeveloped parcels of land
Building annexed to DOT	City of Buenos Aires, Argentina	Undeveloped parcels of land	—
CELP plot of land	City of La Plata, Argentina	Undeveloped parcels of land	—
Caballito – Ferro (3)	City of Buenos Aires, Argentina	Undeveloped parcels of land	—
Luján plot of land	City of Luján, Argentina	Undeveloped parcels of land	—
Intercontinental Tower B plot of land	City of Buenos Aires, Argentina	Undeveloped parcels of land	—
Annexed to DOT plot of land	City of Buenos Aires, Argentina	Undeveloped parcels of land	—
Mendoza plot of land	City of Mendoza, Argentina	Undeveloped parcels of land	—
Mendoza Av Este 2992 plot of land	City of Mendoza, Argentina	Undeveloped parcels of land	—
La Plataplot of land	City of La Plata, Argentina	Undeveloped parcels of land	—
Properties under development
PH Office Park	City of Buenos Aires, Argentina	Properties under development	—
Alto Palermo Shopping Annex	City of Buenos Aires, Argentina	Properties under development	—
Distrito Arcos	City of Buenos Aires, Argentina	Properties under development	—
Edificio Phillips	City of Buenos Aires, Argentina	Properties under development	—
Alto Avellaneda	City of Avellaneda, Argentina	Properties under development	—
Mendoza Plaza	City of Mendoza, Argentina	Properties under development	—
Others
Direct TC Arena stadium	Buenos Aires Province, Argentina	Other	—
EH UTE	City of Buenos Aires, Argentina	Other	—

(1) Included in Investment Properties is the cinema building located at Córdoba Shopping – Villa Cabrera, which is encumbered by a right of antichresis as a result of loan due to Empalme by NAI INTERNACIONAL II Inc. The total amount of the loan outstanding was ARS 113.5 million as of June 30, 2020.
(2) We lease this property to a shopping center operator under an operating lease that expires in 2032.
(3) We own a parcel of land with a surface area of 23,791 square meters in the “Caballito” neighborhood, one of the most densely populated neighborhoods in the City of Buenos Aires, which we purchased in November 1997. This land could be used to build a 30,000 square meter shopping mall that could include a hypermarket, a cinema complex and various leisure and entertainment areas. On December 23, 2019, the Company has transferred in a barter transaction the Plot 1 of the land, which has an estimated surface area of 3,221 square meters in which a 10-story apartment building will be developed for a total of 11,400 square meters, a commercial ground floor for 1,216 square meters and a basement of 138 parking spaces

Our executive office is located at Intercontinental Plaza building, located at 877 Moreno in Buenos Aires, while we own. We consider that all our facilities are appropriate for our current needs and suitable for their intended uses.

ITEM 4A. Unresolved staff comments

This item is not applicable.

ITEM 5. Operating and Financial Review and Prospects

A. Operating Results

The following management’s discussion and analysis of financial condition and results of operations should be read together with “Selected Consolidated Financial Data” and Our Audited Consolidated Financial Statements and related notes apprearing elsewhere in this Annual Report. This discussion and analysis of our financial condition and results of operations contains forward-looking statements that involve risks, uncertainties and assumptions. These forward-looking statements include such words as, “expects,” “anticipates,” “intends,” “believes” and similar language. Our actual results may differ materially and adversely from those anticipated in these forward-looking statements as a result of many factors, including without limitation those set forth elsewhere in this Annual Report. See Item 3 “Key Information – D. Risk Factors” for a more complete discussion of the economic and industry-wide factors relevant to us.

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

Our Audited Consolidated Financial Statements and the financial information included elsewhere in this Annual Report have been prepared in accordance with IFRS. We have determined that, as of July 1, 2018, the Argentine economy qualifies as a hyperinflationary economy according to the guidelines of IAS 29 since the total cumulative inflation in Argentina in the 36 months prior to July 1, 2018 exceeded 100%. IAS 29 requires that the financial information recorded in a hyperinflationary currency be adjusted by applying a general price index and expressed in the measuring unit (the hyperinflationary currency) current at the end of the reporting period. Therefore, our Audited Consolidated Financial Statements included in this Annual Report have been adjusted by applying a general price index and expressed in the measuring unit (the hyperinflationary currency) current at the end of the reporting period (June 30, 2020). See “Risk Factors—Risks Relating to Argentina— A high level of uncertainty with regard to these economic variables, and a general lack of stability in terms of inflation, could have a negative impact on economic activity and adversely affect our financial condition.”

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

We own 15 shopping malls of which we manage 14, with 332,062 square meters of total GLA as of June 30, 2020. Of the 14 shopping malls we own, six are located in the City of Buenos Aires, two in the Greater Buenos Aires area, and the others in the provinces of Salta, Santa Fé, Mendoza, Córdoba and Neuquén. In addition, we operate La Ribera Shopping in the City of Santa Fé which we own through a joint venture, and own the historic building of Patio Olmos shopping mall in the Province of Córdoba, which mall is operated by a third party.

As of June 30, 2020, we owned and managed eight office buildings located in the City of Buenos Aires with 115,640 square meters of total gross leasable area.

Factors affecting our results of operations

Effects of Argentine macroeconomic factors

Most of our assets are located in Argentina, where we conduct our operations. Therefore, our financial condition and the results of our operations are significantly dependent upon economic conditions prevailing in Argentina. The table below shows Argentina’s GDP, inflation rates, dollar exchange rates, the appreciation (depreciation) of the Peso against the U.S. dollar for the indicated periods (inter-annual information—which is the 12 month period preceding the dates presented—is presented to conform to our fiscal year periods).

	Fiscal year ended June 30,
	2020	2019	2018
	(inter-annual data)

GDP(1)	(19.1)%	(3.7)%	2.0%
Inflation (IPIM)(2)	39.7%	60.8%	44.1%
Inflation (CPI)	42.8%	55.8%	29.5%
Depreciation of the Peso against the U.S. dollar	(66.1)%	(47.1)%	(73.7)%
Average exchange rate per USD1.00(3)		ARS 42.3630	ARS 28.8000
(1) Represents inter-annual average GDP changes over the preceding twelve months, at constant (2004) prices.
(2) IPIM is the wholesale price index as measured by the Argentine Ministry of Treasury.
(3) Represents average of the selling and buying exchange rate quoted by Banco de la Nación Argentina as of June 30, 2020. As of October 23, 2020, the exchange rate was ARS 78.13 per U.S. Dollar.

Sources: INDEC and Banco de la Nación Argentina.

Argentine GDP contracted 19.1% during our 2020 fiscal year, compared to a contraction of 3.7% in our fiscal year 2019. Nationally, shopping mall sales decreased 82.2% in the fiscal 2020 compared to fiscal 2019. As of June 30, 2020, the unemployment rate was at 13.1% of the country’s economically active population compared to 10.6% as of June 30, 2019. The monthly estimate of economic activity (“EMAE”) as of June 30, 2020, contracted by 12.3% compared to the same month in 2019. In the second quarter of 2020, the activity rate was 38.4%, the employment rate was 33.4% and the unemployment rate was 13.1%.

In the context of the health emergency related to the COVID-19 pandemic, the main impact on the labor market was verified in the dynamics of the employment rate (TE), which measures the proportion of employed persons in relation to the total population. The second quarter of 2020 showed a drop of 8.8 percentage points (p.p.) compared to the first quarter of the year and of 9.2 p.p. compared to the second quarter of 2019, driven by the lower proportion of people who were able to report to work. Due to Covid-19, total sales at current prices in the month of June 2020 relevant to the survey reached a total of ARS 2,841.6 million, which represents a decrease of 82.2% compared to the month of June 2019.

Changes in short- and long-term interest rates, unemployment and inflation rates may reduce the availability of consumer credit and the purchasing power of individuals who frequent shopping malls. These factors, combined with low GDP growth or contraction, may reduce general consumption rates at our shopping malls. Since most of the lease agreements at our shopping malls, our main source of revenue, require tenants to pay a percentage of their total sales as rent, a general reduction in consumption may reduce our revenue. A reduction in the number of shoppers at our shopping malls and, consequently, in the demand for parking, may also reduce our revenues from services rendered.

Effects of inflation

The following are annual inflation rates during the fiscal years indicated, based on information published by the INDEC, an entity dependent of the Argentine Ministry of Treasury.

	Consumerprice index	Wholesaleprice index
	(inter-annual data)
Fiscal year ended June 30,
2018	29.5%	44.1%
2019	55.8%	60.8%
2020	42.8%	39.7%

The current structure of our leases for shopping mall tenants generally include provisions that provide for payment of variable rent, which is a percentage of a shopping mall tenant’s sales. Therefore, the projected cash flows for these shopping malls generally are highly correlated with GDP growth and consumption power.

For the lease of spaces at our shopping malls we use for most tenants a standard lease agreement, the terms and conditions of which are described elsewhere in this Annual Report. However, our largest tenants generally negotiate better terms for their respective leases. No assurance can be given that lease terms will be as set forth in the standard lease agreement.

The rent specified in our leases generally is the higher of (i) a monthly Base Rent and (ii) a specified percentage of the store’s monthly gross sales, which generally ranges between 2% and 10% of such sales. In addition, pursuant to the rent escalation clause in most of our leases, a tenant’s Base Rent generally increases between 10% and 15% on a semi-annual and cumulative basis from the seventh (7th) month following effectiveness of the lease. Although many of our lease agreements contain price adjustment provisions, these are not based on an official index nor do they reflect the inflation index. In the event of litigation regarding these adjustment provisions, there can be no assurance that we may be able to enforce such clauses contained in our lease agreements. See “Information of the Company—Business Overview—Our Shopping Malls—Principal Terms of our Leases.”

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

In addition, we measure the fair market value of our shopping malls based upon the estimated cash flows generated by such assets which, as discussed in previous paragraphs, is directly related to consumer spending since a significant component of the rent payment received from our tenants is tied to the sales realized by such tenants (i.e. is a percentage of the sales of our tenants). Therefore, macroeconomic conditions in Argentina have an impact in the fair market value of our shopping malls as measured in pesos. Specifically, since our tenants’ products have been adjusted (increased) to account for inflation of the peso, our expected cash flows from our shopping malls have similarly increased in nominal terms since rent is largely dependent on sales of our tenants in pesos.

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

Effects of interest rate fluctuations

Most of our U.S. dollar-denominated debt accrues interest at a fixed rate. An increase in interest rates will result in generate a significant increase in our financing costs that could materially affect our financial condition ou our results of operations. In addition, a significant increase of interest rates could deteriorate the terms and conditions in which our tenants obtain financing from banks and financial institutions in the market. As a consequence of that, if they suffer liquidity problems, the collection of our lease contracts could be affected by an increase in the level of delinquency.

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

As discussed above, we calculate the fair market value of our office properties based on comparable sales transactions. Typically, real estate transactions in Argentina are transacted in U.S. dollars. Therefore, a devaluation or depreciation of the peso against the U.S. dollar would increase the value of our real estate properties measured in pesos, and an appreciation of the peso would have the opposite effect. In addition, foreign currency exchange restrictions imposed by Argentine government could prevent or restrict the access to U.S. dollars for the acquisition of real estate properties, which are denominated and transacted in U.S dollars in Argentina, that could affect our ability to sell or acquire real estate properties and could have an adverse impact in real estate prices.

For more information about the evolution of the U.S dollar / Peso exchange rate, see “Exchange Rate and Exchange Controls”.

Factors affecting comparability of our results of operations

COVID-19 Pandemic

The current estimated impacts of the COVID-19 pandemic on the Company as of the date of these Annual Report are described below:

●
As a consequence of the social, preventive and mandatory isolation, the shopping malls across the country were closed since March 20, 2020, leaving exclusively those premises dedicated to items considered essential such as pharmacies, supermarkets and banks. In the months of May and June, these measures were relaxed and certain activities were reopened in some provinces, such as Salta, Mendoza, Santa Fe and Córdoba, opening the Alto Noa, Mendoza Plaza, Alto Rosario, La Ribera and Córdoba shopping malls. Shopping under a strict safety and hygiene protocol that includes reduced hours, social distancing, and access control. In July 2020, we opened Shopping Neuquén and at the beginning of August 2020, Arcos District, an open-air premium outlet in the city of Buenos Aires, opened as well. On October 14, 2020, the Company announced the opening of Alto Palermo, Paseo Alcorta, Patio Bullrich, Abasto Shopping and Dot Baires shopping malls, located in the City of Buenos Aires. However, the uncertainty of the situation could cause setbacks in the openings. The shopping malls mentioned above are resuming their operations under a strict safety and hygiene protocol that includes social distancing, reduced hours, access controls, among other measures. Likewise, it should be clarified that the activity in the food courts is limited to the commercialization of products through home delivery or take-away and the entertainment business remains closed.

●
Given the closure of the shopping malls, the Company has decided to postpone the maturity of the Base Rent and the collective promotion funds, prioritizing the long-term relationship with the tenants. Additionally, an increase in the delinquency rates of some tenants has been detected.

●
Regarding the offices, although the majority of tenants are working remotely, they are operating with strict safety and hygiene protocols. To date, we have not seen any deterioration in collection.

●
La Rural, the Convention Centers of Buenos Aires and Punta del Este and the DirecTV Arena stadium, establishments that the Company owns directly or indirectly, have also been closed since March 20. All scheduled conferences are suspended, much of the fairs and conventions have been postponed, while the shows scheduled at the DIRECTV Arena have been mostly canceled. The reopening date of these establishments is uncertain, as well as the future agenda of fairs, conventions and shows.

The final extent of the Coronavirus outbreak and its impact on the country's economy is unknown and cannot be reasonably predicted.

Office buildings

During the year ended June 30, 2019, our Office portfolio incorporated the Zetta building, an office building of 32,173 square meters of gross leasable area and 11 floors located in the commercial complex “Polo Dot” in Buenos Aires City. During the year ended June 30, 2020, we have incorporated as an investment property the building “200 Della Paolera” located in Catalinas District in Buenos Aires. It consists of 35,208 square meters of gross leasable area over 30 office floors and includes 316 parking lots in 4 basements. As of June 30, 2020, it is not yet accruing income because possession has not been transferred to the tenants.

On June 9, 2020, we signed with an unrelated third party the cession and transfer of the right to deed with a delivery of possession of two medium-height floors of the tower under construction "200 Della Paolera" located in Catalinas District in the Autonomous City of Buenos Aires for a total area of approximately 2,430 square meters and 16 parking lots located in the building.

Sales and developments

On July 11, 2018, we acquired the Maltería Hudson plot that has a surface area of 147,895 square meters and approximately 40,000 GLA at the intersection of Route 2 and Buenos Aires - La Plata highway.

On December 2019, due to the TGLT recapilazation agreement, we signed with TGLT a subscription commitment for Class A preferred shares under Class A Public Offer to make a contribution in kind of shares of the company La Maltería SA, 100% of its ownership.

Shopping malls

During the fiscal years ended June 30, 2020, we maintained the same portfolio of operating shopping malls. During the fiscal year ended June 30, 2019, the surface area of our Shopping Malls segment was reduced by 11,875 square meter due to the return of Buenos Aires Design, whose concession terminated in November 2018.

Fluctuations in the market value of our investment properties as a result of revaluations

Currently, our interests in investment properties are revalued quarterly. Any increase or decrease in the fair value of our investment properties, based on appraisal reports prepared by independent appraisers, is recorded in our consolidated statement of comprehensive income for the fiscal year during which the revaluation occurs. The revaluation of our properties may therefore result in significant fluctuations in the results of our operations.

Property values are affected by, among other factors, a) shopping malls, which are mainly impacted by the discount rate used (WACC), the projected GDP growth and the projected inflation and devaluation for future periods and b) office buildings, which are mostly impacted by the supply and demand of comparable properties and the U.S. dollar / peso exchange rate at the reporting period, as office buildings fair value is generally established in U.S. dollars For example:

●
during the 2018 fiscal year there was a 73.5% depreciation of the peso from ARS 16.63 to USD1.00 as of June 30, 2017 to ARS 28.85 to USD1.00 as of June 30, 2018; and

●
during the 2019 fiscal year, there was a 47.1% depreciation of the peso from ARS 28.85 to USD1.00 as of June 30, 2018 to ARS 42.363 to USD1.00 as of June 30, 2019.

●
during the 2020 fiscal year, there was a 66.1% depreciation of the peso from ARS 42.363 to USD1.00 as of June 30, 2019 to ARS 70.36 to USD1.00 as of June 30, 2020.

The value of our investment properties is determined in U.S. dollar pursuant to the methodologies further described in “Critical Accounting Policies and estimates” and then determined in pesos (our functional and presentation currency).

In the past, purchases and sales of office buildings were usually settled in US dollars, however, as a consequence of the restrictions imposed by the BCRA on foreign exchange transactions, purchases and sales of office buildings are now usually settled in Argentine pesos, using an implicit exchange rate that is higher than the official one (as it was the case in the operations carried out by us in the past few months). Therefore, the Company has valued its office buildings and undeveloped parcels of land in Argentine pesos at the end of the year, considering the situation described above, which results in a gain with respect to the values previously recorded.

Business Segment Reporting

We must disclose segment information in accordance with IFRS 8 which requires an entity to report financial and descriptive information about its reportable segments, which are operating segments or aggregations of operating segments that meet specified criteria. Operating segments are components of an entity about which separate financial information is available that is evaluated regularly by the Chief Operating Decision Maker (“CODM”) in deciding how to allocate resources and in assessing performance, without prejudice of the powers and responsibilities of the Board of Directors. The CODM evaluates the business based on the differences in the nature of its products, operations and risks. The amount reported for each segment is the measure reported to the CODM for these purposes and later to the Board of Directors. In turn, our board of directors’ performance is assessed by the shareholders’ meeting.

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

If, after determining reportable segments in accordance with the preceding quantitative thresholds, the total external revenue attributable to those segments is less than 75% of our consolidated external revenue, additional segments are identified as reportable segments, even if they do not meet the thresholds described above, until at least 75% of our consolidated external revenue is included in reportable segments. Once 75% of our consolidated external revenue is included in reportable segments, the remaining operating segments are aggregated in “Other segments”.

Segment information has been prepared and classified according to different types of businesses in which we conduct our activities. Our Investment and Development Properties business is comprised of the following segments:

●
“Shopping Malls” includes the operation and development of shopping malls, through which we generate rental income and fees charged for services related to the lease of retail stores and other spaces. Our Shopping Malls segment includes highly diversified, multi format assets with a particular focus on retailers that cater to middle to high income consumers.

●
“Offices” includes the lease of offices and other rental properties and services related to these properties.

●
“Sales and Developments” includes the sales of undeveloped parcels of land and properties, and activities related to the development and maintenance of such properties.

●
“Others” includes the entretainment activity trought ALG Golf Center, TGLT S.A., La Rural S.A. and others.

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

●
Operating results does not include the amounts pertaining to expenses and collective promotion funds and excludes total recovered costs. The CODM examines the net amount from both concepts (total surplus or deficit between expenses and collective promotion funds and recoverable expenses).

●
Revenues generated and goods and services exchanged among segments are calculated on the basis of market prices. Intercompany transactions among segments, if any, are eliminated.

●
These costs and income are presented now for reconciliation of all segments and their respective consolidating operating income.

The following is a summary analysis of our business segments, corresponding to the fiscal years ended June 30, 2020, 2019 and 2018. Additionally, a reconciliation between results of operations corresponding to segment information and the results of operations as per the statements of comprehensive income; and total assets by segment and total assets according to the statement of financial position. The information by segments has been prepared and classified according to the businesses in which the Company carries out its activities:

	As of and for the fiscal year ended June 30, 2020
	Shopping Malls	Offices	Sales and developments	Others	Total segment reporting	Adjustment for expenses and collective promotion funds	Adjustment for share in (profit) / loss of joint ventures	Total as per statement of comprehensive income
	(in thousand of ARS)
Revenue	5,935,263	2,315,157	310,399	62,934	8,623,753	3,109,382	(60,798)	11,672,337
Operating costs	(566,673)	(139,280)	(123,290)	(87,899)	(917,142)	(3,229,797)	46,417	(4,100,522)
Gross profit / (loss)	5,368,590	2,175,877	187,109	(24,965)	7,706,611	(120,415)	(14,381)	7,571,815
Net (loss) / gain from fair value adjustments in investment properties	(2,105,233)	22,871,661	4,759,012	(136,690)	25,388,750	—	(262,426)	25,126,324
General and administrative expenses	(829,599)	(209,793)	(83,272)	(108,372)	(1,231,036)	—	10,101	(1,220,935)
Selling expenses	(708,768)	(74,544)	(51,897)	(9,324)	(844,533)	—	17,777	(826,756)
Other operating results, net	(38,247)	(26,179)	(5,997)	64,480	(5,943)	17,363	16,086	27,506
Profit / (Loss) from operations	1,686,743	24,737,022	4,804,955	(214,871)	31,013,849	(103,052)	(232,843)	30,677,954
Share of profit of associates and joint ventures	—	—	—	2,727	2,727	—	175,183	177,910
Profit / (Loss) before financing and taxation	1,686,743	24,737,022	4,804,955	(212,144)	31,016,576	(103,052)	(57,660)	30,855,864
Investment properties	49,108,814	61,080,809	10,268,978	75,495	120,534,096	—	(3,042,131)	117,491,965
Property, plant and equipment	225,433	129,224	—	—	354,657	—	(2,047)	352,610
Trading properties	—	—	188,634	—	188,634	—	—	188,634
Goodwill	10,512	31,074	—	90,151	131,737	—	(41,586)	90,151
Right to receive units (barters)	—	—	696,799	—	696,799	—	—	696,799
Inventories	39,606	—	—	—	39,606	—	(752)	38,854
Investments in associates and joint ventures	—	—	—	2,272,396	2,272,396	—	2,363,863	4,636,259
Operating assets	49,384,365	61,241,107	11,154,411	2,438,042	124,217,925	—	(722,653)	123,495,272

	As of and for the fiscal year ended June 30, 2019
	Shopping Malls	Offices	Sales and developments	Others	Total segment reporting	Adjustment for expenses and collective promotion funds	Adjustment for share in (profit) / loss of joint ventures	Total as per statement of comprehensive income
	(in thousand of ARS)
Revenue	8,540,619	2,157,692	57,674	167,893	10,923,878	3,709,732	(97,472)	14,536,138
Operating costs	(776,418)	(117,581)	(51,285)	(142,488)	(1,087,772)	(3,854,403)	57,233	(4,884,942)
Gross profit / (loss)	7,764,201	2,040,111	6,389	25,405	9,836,106	(144,671)	(40,239)	9,651,196
Net (loss) / gain from fair value adjustments in investment properties	(40,580,851)	699,473	2,341,558	(262,002)	(37,801,822)	—	837,570	(36,964,252)
General and administrative expenses	(945,240)	(192,371)	(87,586)	(106,902)	(1,332,099)	—	3,040	(1,329,059)
Selling expenses	(530,078)	(87,606)	(14,092)	(20,447)	(652,223)	—	5,724	(646,499)
Other operating results, net	(109,534)	(24,428)	(61,002)	(330,839)	(525,803)	16,838	7,374	(501,591)
(Loss) / Profit from operations	(34,401,502)	2,435,179	2,185,267	(694,785)	(30,475,841)	(127,833)	813,469	(29,790,205)
Share of profit / (loss) of associates and joint ventures	—	—	—	153,797	153,797	—	(731,750)	(577,953)
(Loss) / Profit before financing and taxation	(34,401,502)	2,435,179	2,185,267	(540,988)	(30,322,044)	(127,833)	81,719	(30,368,158)
Investment properties	50,105,192	30,517,599	8,163,837	211,033	88,997,661	—	(2,777,673)	86,219,988
Property, plant and equipment	257,347	272,343	—	—	529,690	—	(54,758)	474,932
Trading properties	—	—	178,840	—	178,840	—	—	178,840
Goodwill	10,512	31,074	—	90,151	131,737	—	(41,586)	90,151
Right to receive units (barters)	—	—	128,999	—	128,999	—	—	128,999
Inventories	42,248	—	—	—	42,248	—	(909)	41,339
Investments in associates and joint ventures	—	—	—	116,261	116,261	—	2,179,781	2,296,042
Operating assets	50,415,299	30,821,016	8,471,676	417,445	90,125,436	—	(695,145)	89,430,291

	As of and for the fiscal year ended June 30, 2018
	Shopping Malls	Offices	Sales and developments	Others	Total segment reporting	Adjustment for expenses and collective promotion funds	Adjustment for share in (profit) / loss of joint ventures	Total as per statement of comprehensive income
	(in thousand of ARS)
Revenue	9,749,975	1,236,341	265,125	24,596	11,276,037	4,389,642	(94,724)	15,570,955
Operating costs	(828,924)	(133,509)	(69,362)	(39,914)	(1,071,709)	(4,447,772)	58,451	(5,461,030)
Gross profit / (loss)	8,921,051	1,102,832	195,763	(15,318)	10,204,328	(58,130)	(36,273)	10,109,925
Net gain / (loss) from fair value adjustments in investment properties	6,266,223	6,871,408	1,377,741	109,142	14,624,514	—	(1,056,675)	13,567,839
General and administrative expenses	(853,234)	(103,167)	(100,393)	(50,013)	(1,106,807)	—	10,102	(1,096,705)
Selling expenses	(607,184)	(116,541)	(27,353)	(9,687)	(760,765)	—	8,407	(752,358)
Other operating results, net	(104,556)	(5,574)	184,332	37,216	111,418	(7,593)	3,576	107,401
Profit / (Loss) from operations	13,622,300	7,748,958	1,630,090	71,340	23,072,688	(65,723)	(1,070,863)	21,936,102
Share of profit / (loss) of associates and joint ventures	—	—	—	(83,979)	(83,979)	—	971,359	887,380
Profit / (Loss) before financing and taxation	13,622,300	7,748,958	1,630,090	(12,639)	22,988,709	(65,723)	(99,504)	22,823,482
Investment properties	89,981,014	27,329,801	5,329,346	371,112	123,011,273	—	(2,493,947)	120,517,326
Property, plant and equipment	213,658	237,048	—	—	450,706	—	(983)	449,723
Trading properties	—	—	306,295	—	306,295	—	—	306,295
Goodwill	10,512	31,074	—	274,538	316,124	—	(41,586)	274,538
Right to receive units (barters)	—	—	129,395	—	129,395	—	—	129,395
Inventories	56,683	—	—	—	56,683	—	(1,356)	55,327
Investments in associates and joint ventures	—	—	—	611,523	611,523	—	2,853,547	3,465,070
Operating assets	90,261,867	27,597,923	5,765,036	1,257,173	124,881,999	—	315,675	125,197,674

The following table sets forth certain operating and financial data by business segment for the fiscal years indicated:

	For the fiscal year endedJune 30,
	2020	2019	2018
	(in millions of ARS )
Shopping Malls
Revenue	5,935.3	8,540.6	9,750.0
Operating income	5,368.6	7,764.2	8,921.1
Adjusted Segment EBITDA	3,937.1	6,293.4	7,477.9
Segment Net Operating Income	4,805.0	7,348.2	8,435.7
Offices
Revenue	2,315.2	2,157.7	1,236.3
Operating income	2,175.9	2,040.1	1,102.8
Adjusted Segment EBITDA	1,907.4	1,771.7	910.8
Segment Net Operating Income	2,143.4	1,988.5	1,019.5
Sales and Developments
Revenue	310.4	57.7	265.1
Operating income	187.1	6.4	195.8
Adjusted Segment EBITDA	362.0	(150.1)	258.5
Segment Net Operating Income / (loss)	451.3	(1.5)	174.5
Others
Revenue	62.9	167.9	24.6
Operating income	(25.0)	25.4	(15.3)
Adjusted Segment EBITDA	(28.4)	(418.8)	(34.8)
Segment Net Operating Income / (loss)	15.5	18.9	(22.0)

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

The table below presents a reconciliation of Adjusted Segment EBITDA to the profit for the year ended June 30, 2020:

	For the fiscal year ended June 30, 2020
	Shopping Malls Offices	Offices	Sales and developments	Others	Total Urban properties and investments
			(in thousands)
Segment profit/ (loss) before financing and taxation	1,686,743	24,737,022	4,804,955	(212,144)	31,016,576
Depreciation and amortization	145,154	42,064	7,728	49,804	244,750
Unrealized loss / (gain) from fair value adjustment of investment properties	2,105,233	(22,871,661)	(4,186,006)	136,690	(24,815,744)
Share in (profit) of associates and joint ventures	-	-	-	(2,727)	(2,727)
Results due to barter transactions	-	-	(264,639)	-	(264,639)
Adjusted Segment EBITDA	3,937,130	1,907,425	362,038	(28,377)	6,178,216

Adjustment for expenses and collective promotion funds					(50,656)
Adjustment for share in profit of joint ventures					(57,660)
Share in loss of associates and joint ventures					82,099
Other financial results, net					(129,257)
Fair value gains of financial assets and liabilities at fair value through profit or loss					124,101
Loss from derivative financial instruments					(176,862)
Foreign exchange, net					(4,669,704)
Share of profit of associates and joint ventures					177,910
Unrealized gain from fair value adjustment of investment properties (1)					24,553,318
Inflation adjustment					25,209
Results due to barter transactions					264,639
Depreciation and amortization					(292,002)
Income tax expense					(5,373,999)
Interest expense					(3,271,593)
Interest income					769,116
Capitalized finance costs					385
Total profit for the year					18,153,260

(1) This includes the fair value result of Caballito Ferro land as it is considered a non-cash operation.

The table below presents a reconciliation of Adjusted Segment EBITDA to the loss for the year ended June 30, 2019:

	For the fiscal year ended June 30, 2019
	Shopping Malls	Offices	Sales and developments	Others	Total Urban properties and investments
	(in thousands)
Segment (loss)/ profit before financing and taxation	(34,401,502)	2,435,179	2,185,267	(540,988)	(30,322,044)
Depreciation and amortization	114,043	35,987	6,189	13,969	170,188
Unrealized loss / (gain) from fair value adjustment of investment properties	40,580,851	(699,473)	(2,341,558)	262,002	37,801,822
Share in (profit) of associates and joint ventures	-	-	-	(153,797)	(153,797)
Adjusted Segment EBITDA	6,293,392	1,771,693	(150,102)	(418,814)	7,496,169

Adjustment for expenses and collective promotion funds					(102,839)
Adjustment for share in loss of joint ventures					81,719
Share in profit of associates and joint ventures					(106,728)
Other financial results, net					(256,811)
Fair value gains of financial assets and liabilities at fair value through profit or loss					1,034,711
Gain from derivative financial instruments					556,592
Foreign exchange, net					84,278
Share of loss of associates and joint ventures					(577,953)
Unrealized loss from fair value adjustments of investment properties					(36,964,252)
Inflation adjustment					(300,850)
Depreciation and amortization					(194,275)
Income tax expense					6,138,041
Interest expense					(3,024,917)
Interest income					117,826
Capitalized finance costs					96,324
Total loss for the year					(25,922,964)

The table below presents a reconciliation of Adjusted Segment EBITDA to the profit for the year ended June 30, 2018:

	For the fiscal year ended June 30, 2018
	Shopping Malls	Offices	Sales and developments	Others	Total Urban properties and investments
	(in thousands)
Segment profit/ (loss) before financing and taxation	13,622,300	7,748,958	1,630,090	(12,639)	22,988,709
Depreciation and amortization	121,852	26,163	6,103	3,020	157,138
Unrealized (gain) from fair value adjustment of investment properties	(6,266,223)	(6,864,320)	(1,377,741)	(109,142)	(14,617,426)
Share in loss of associates and joint ventures	-	-	-	83,979	83,979
Adjusted Segment EBITDA	7,477,929	910,801	258,452	(34,782)	8,612,400

Adjustment for expenses and collective promotion funds					(53,748)
Adjustment for share in profit of joint ventures					(99,504)
Share in loss of associates and joint ventures					84,887
Other financial results, net					(194,899)
Fair value gains of financial assets and liabilities at fair value through profit or loss					1,731,404
Gain from derivative financial instruments					550,573
Foreign exchange, net					(8,319,791)
Share of profit of associates and joint ventures					887,380
Unrealized gain from fair value adjustment of investment properties					13,560,751
Inflation adjustment					(1,045,120)
Depreciation and amortization					(168,684)
Income tax expense					6,534,323
Interest expense					(2,177,777)
Interest income					408,998
Capitalized finance costs					37,293
Total profit for the year					20,348,486

The table below presents a reconciliation of Segment NOI to the gross profit for the year ended June 30, 2020:

	For the fiscal year ended June 30, 2020
	Shopping Malls	Offices	Sales and developments	Others	Total Urban properties and investments
	(in thousands of ARS)
Gross profit/ (loss)	5,368,590	2,175,877	187,109	(24,965)	7,706,611
Selling expenses	(708,768)	(74,544)	(51,897)	(9,324)	(844,533)
Net realized gain from fair value adjustment of investment properties	-	-	573,006	-	573,006
Depreciation and amortization	145,154	42,064	7,728	49,804	244,750
Results due to barter transactions	-	-	(264,639)	-	(264,639)
Segment NOI	4,804,976	2,143,397	451,307	15,515	7,415,195

Adjustment for expenses and collective promotion funds					(68,019)
Adjustment for share in profit of joint ventures					(14,381)
Adjustment for selling expenses					12,633
Depreciation and amortization					(292,002)
Net realized gain from fair value adjustment of investment properties					(573,006)
Selling expenses					826,756
Depreciation and amortization					264,639
Gross profit for the year					7,571,815

The table below presents a reconciliation of Segment NOI to the gross profit for the year ended June 30, 2019:

	For the fiscal year ended June 30, 2019
	Shopping Malls		Sales and developments	Others	Total Urban properties and investments
		Offices
	(in thousands of ARS)
Gross profit	7,764,201	2,040,111	6,389	25,405	9,836,106
Selling expenses	(530,078)	(87,606)	(14,092)	(20,447)	(652,223)
Depreciation and amortization	114,043	35,987	6,189	13,969	170,188
Segment NOI	7,348,166	1,988,492	(1,514)	18,927	9,354,071

Adjustment for expenses and collective promotion funds					(119,677)
Adjustment for share in profit of joint ventures					(40,239)
Adjustment for selling expenses					4,816
Depreciation and amortization					(194,275)
Selling expenses					646,499
Gross profit for the year					9,651,196

The table below presents a reconciliation of Segment NOI to the gross profit for the year ended June 30, 2018:

	For the fiscal year ended June 30, 2018
	Shopping Malls		Sales and developments	Others	Total Urban properties and investments
		Offices
	(in thousands of ARS)
Gross profit/ (loss)	8,921,051	1,102,832	195,763	(15,318)	10,204,328
Selling expenses	(607,184)	(116,541)	(27,353)	(9,687)	(760,765)
Net realized gain from fair value adjustment of investment properties	-	7,088	-	-	7,088
Depreciation and amortization	121,852	26,163	6,103	3,020	157,138
Segment NOI	8,435,719	1,019,542	174,513	(21,985)	9,607,789

Adjustment for expenses and collective promotion funds					(46,155)
Adjustment for share in profit of joint ventures					(36,273)
Adjustment for selling expenses					7,978
Depreciation and amortization					(168,684)
Net realized gain from fair value adjustment of investment properties					(7,088)
Selling expenses					752,358
Gross profit for the year					10,109,925

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

The operating results of our joint venture La Rural S.A.is accounted under the equity method. Management believes that, in this case, the equity method provides more adequate information for this type of investment.

The following tables present a reconciliation between the total results of operations corresponding to segment information and the results of operations as per our consolidated statement of comprehensive income. The adjustments are related to the presentation of the results of joint ventures on an equity-accounted basis (as discussed above) under IFRS.

	For the fiscal year ended June 30, 2020
	Total segment reporting	Adjustment for expenses and collective promotion (1)	Adjustment for share of (profit) /loss of joint ventures	Total as per statement of comprehensive income
	(in thousands of ARS)
Revenue	8,623,753	3,109,382	(60,798)	11,672,337
Costs	(917,142)	(3,229,797)	46,417	(4,100,522)
Gross profit/ (loss)	7,706,611	(120,415)	(14,381	7,571,815
Net gain from fair value adjustments of investment properties	25,388,750	-	(262,426)	25,126,324
General and administrative expenses	(1,231,036)	-	10,101	(1,220,935)
Selling expenses	(844,533)	-	17,777	(826,756)
Other operating results, net	(5,943)	17,363	16,086	27,506
Profit/ (loss) from operations	31,013,849	(103,052)	(232,843)	30,677,954
Share of profit of associates and joint ventures	2,727	-	175,183	177,91
Segment profit/ (loss) before financing and taxation	31,016,576	(103,052)	(57,660)	30,855,864

	For the fiscal year ended June 30, 2019
	Total segment reporting	Adjustment for expensesn and collective promotion fund (1)	Adjustment for share of (profit)/ loss of joint ventures	Total as per statement of comprehensive income
	(in thousands of ARS)
Revenue	10,923,878	3,709,732	(97,472)	14,536,138
Costs	(1,087,772)	(3,854,403)	57,233	(4,884,942)
Gross profit/ (loss)	9,836,106	(144,671)	(40,239)	9,651,196
Net loss from fair value adjustments of investment properties	(37,801,822)	-	837,57	(36,964,252)
General and administrative expenses	(1,332,099)	-	3,040	(1,329,059)
Selling expenses	(652,223)	-	5,724	(646,499)
Other operating results, net	(525,803)	16,838	7,374	(501,591)
Loss/ (profit) from operations	(30,475,841)	(127,833)	813,469	(29,790,205)
Share of profit of associates and joint ventures	153,797	-	(731,750)	(577,953)
Segment loss/ (profit) before financing and taxation	(30,322,044)	(127,833)	81,719	(30,368,158)

	For the fiscal year ended June 30, 2018
	Total segment reporting	Adjustment for expenses and collectivo promotion fund (1)	Adjustment for share of (profit) / loss of joint venrures	Total as per statement of comprehensive income
	(in thousands of ARS)
Revenue	11,276,037	4,389,642	(94,724	15,570,955
Costs	(1,071,709)	(4,447,772)	58,451	(5,461,030)
Gross profit/ (loss)	10,204,328	(58,130)	(36,273	10,109,925
Net gain from fair value adjustments of investment properties	14,624,514	-	(1,056,675)	13,567,839
General and administrative expenses	(1,106,807)	-	10,102	(1,096,705)
Selling expenses	(760,765)	-	8,407	(752,358)
Other operating results, net	111,418	(7,593	3,576	107,401
Profit/ (loss) from operations	23,072,688	(65,723	(1,070,863)	21,936,102
Share of loss of associates and joint ventures	(83,979)	-	971,359	887,38
Segment profit/ (loss) before financing and taxation	22,988,709	(65,723)	(99,504)	22,823,482

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

For the Shopping Malls there is no liquid market for the sale of properties with these characteristics that can be taken as a reference of value. Likewise, the Shopping Malls, being a business denominated in pesos, are highly related to the evolution of macroeconomic variables in Argentina, the purchasing power of individuals, the economic cycle of GDP growth, the fluctuations of inflation, among others. Consequently, the methodology adopted by the Company for the valuation of Shopping Malls is the discounted cash flow model (“DCF”), which allows the volatility of the Argentine economy to be taken into account and its correlation with the revenue streams of the Malls and the inherent risk of the Argentine macroeconomy. The Company determines expected cash flows relating to each shopping mall property and adjusts these cash flows using the appropriate discount rate. The Company projects each property's cash flows in pesos, which is the Company's functional currency, and these cash flows include the effects of macroeconomic variables of Argentina. It is important to point out that due to the current structure of the Company's lease contracts, generally shopping mall leases include provisions that provide for paymentof variable rent based on sales of the Company's shopping mall tenants. Therefore, the projected cash flows for these properties generally are highly correlated with GDP growth. Due to the instability of the Argentine economy, there is no available long-term peso-denominated interest rate to discount the projected inflation-adjusted cash flows of the Company's shopping mall properties. Accordingly, for these purposes, the Company translates projected peso-denominated cash flows into U.S. dollars using a projected U.S. dollar-peso exchange rate for the period involved. Once the U.S. dollar-equivalent projected cash flows are determined, they are then discounted at a U.S. dollar denominated long-term interest rate, which is intended to reflect the Company's cost of capital. The present value so determined in U.S. dollars is then recorded in pesos in the Company's financial statements using the prevailing exchange rate at the balance sheet date. The DCF methodology contemplates the use of certain unobservable valuation assumptions, which are determined reliably based on the information and internal sources available at the date of each measurement. These assumptions mainly include the following:

● Cash flows from future projected revenue are based on the current locations, type and quality of the properties, and supported by the lease agreements that the Company has signed with its tenants. Because the Company's revenues are from the higher value between a Minimum Fixed Value (“VMA”) and a percentage of the tenant's sales in each Shopping Mall, management estimated the evolution of Gross Domestic Product (“GDP”) and the inflation of the Argentine economy using information provided by an external consultant to predict the evolution of tenant sales, which have a high correlation with these two macroeconomic variables. These macroeconomic projections were contrasted with the projections prepared by the IMF, the Organization for Economic Cooperation and Development (“OECD”) and with the Survey of Macroeconomic Expectations (“REM”), which consists of a Survey prepared by the Central Bank of Argentina aimed to local and foreign specialized analysts in order to allow a systematic follow-up of the main short and medium term macroeconomic forecasts on the evolution of the Argentine economy.

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

               ● Given the prevailing inflationary context and the volatility of certain macroeconomic variables, a reference long term interest rate in pesos is not available to discount the projected cash flows from shopping malls. Consequently, the projected cash flows were dollarized through the future peso / USD exchange rate curve provided by an external consultant, which are contrasted to assess their reasonableness with those of the IMF, OECD, REM and the On-shore Exchange Rate Futures Market (ROFEX). Finally, dollarized cash flows were discounted with a long-term dollar rate, the weighted average capital cost rate (“WACC”), for each valuation date.

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

For offices, other rental properties and land reserves, the valuation was determined using transactions in U.S. dollars of comparable market assets, since the market for offices and land reserves in Argentina is liquid and has market transactions that can be taken as a reference. These values adjust to the differences in key attributes such as location, property size and quality of interior fittings. The most significant input to this comparable market approach is the price per square meter that derives from the supply and demand in force in the market at each valuation date.

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

●
Status of construction permits.

Results of operations for the fiscal years ended June 30, 2020 and 2019

Revenue

	Fiscal year ended June 30, 2020
	Income statemnt (1)	Expenses and collective promotion fund	Interest in joint ventures	Information by segment (2)
	(in millions of ARS)
Shopping Malls	8,743.1	(2,860.3)	52.5	5,935.3
Offices	2,555.9	(249.1)	8.3	2,315.2
Sales and Developments	310.4	-	-	310.4
Others	62.9	-	-	62.9
Total revenue	11,672.3	(3,109.4)	60.8	8,623.8

(1) Includes ARS 8,563.0 million in revenue from sales, rentals and services and ARS 3,109.4 million in income from the Expenses and Collective Promotion Fund.
(2)  See Note 6 to our Audited Financial Statements

	Fiscal year ended June 30, 2019
	Income statement (1)	Expenses and collective promotion fund	Interest in joint ventures	Information by segment (2)
	(in millions of ARS)
Shopping Malls	11,877.2	(3,413.6)	77.0	8,540.6
Offices	2,433.4	(296.1)	20.4	2,157.7
Sales and Developments	57.7	-	-	57.7
Others	167.9	-	-	167.9
Total revenue	14,536.1	(3,709.7)	97.5	10,923.9

(1) Includes ARS 10,826.4 million in revenue from sales, rentals and services and ARS 3,709.7 million in income from the Expenses and Collective Promotion Fund.
(2) See Note 6 to our Audited Financial Statements.

Revenue from sales, rentals and services, expenses and collective promotion fund, as reported in the Statement of Comprehensive Income, decreased by 19.7%, from ARS 14,536.1 million during fiscal year 2019 to ARS 11,672.3 million during fiscal year 2020.

Revenue from expenses and collective promotion fund decrease by 16.2%, from ARS 3,709.7 million (out of which ARS 3,413.6 million are allocated to the Shopping Malls segment whereas ARS 296.1 million are allocated to the Offices segment) during fiscal year 2019 to ARS 3,109.4 million (out of which ARS 2,860.3 million are allocated to the Shopping Malls segment and ARS 249.1 million to the Offices segment) during fiscal year 2020.

Revenue from our joint ventures decreased by 37.6%, from ARS 97.5 million during fiscal year 2019 to ARS 60.8 million during fiscal year 2020. The breakdown of amounts allocated to the segments is as follows: ARS 77.0 million are allocated to the Shopping Malls segment and ARS 20.4 million are allocated to the Offices segment during fiscal year 2019 whereas during fiscal year 2020, ARS 52.5 million are allocated to the Shopping Malls segment and ARS 8.3 million are allocated to the Offices segment.

Based on the information by segments (considering revenue derived from our joint ventures, without considering revenue from expenses and collective promotion fund, and intersegment revenue), revenue decreased by 21.1%, from ARS 10,923.9 million during fiscal year 2019 to ARS 8,623.8 million during fiscal year 2020. This decrease was mainly attributable to: (i) a decrease of ARS 2,605.4 million in revenue from the Shopping Malls segment (out of which ARS 24.6 million were generated in the results of our joint ventures); (ii) a decrease of ARS 105.0 million in revenue from the Others segment; partially offset by: (iii) an increase of ARS 252.7 million in revenue from the Sales and Developments segment and; (iv) an increase of ARS 157.5 million in revenue from the Offices segment (which include a decrease of ARS 12.1 million generated in the results of our joint ventures).

●
Shopping Malls. Revenue from the Shopping Malls segment decreased by 30.5%, from ARS 8,540.6 million during fiscal year 2019 to ARS 5,935.3 million during fiscal year 2020 mainly explained by the closure of operations since March 20, 2020 due to the COVID-19 pandemic. This decrease is mainly attributable to: (i) a decrease of ARS 1,909.9 million in revenue base rent and contingent rent (total sales of our tenants decreased from ARS 94,436.0 million during fiscal year 2019 to ARS 69,965.0 million during fiscal year 2020); (ii) a decrease of ARS 196.2 million in Others, mainly caused by the cancellation of the contract with Walmart; (iii) a decrease of ARS 186.0 million in parking fees and ;(iv) a decrease of ARS 151.1 million in admission rights.

●
Offices. Revenue from the Offices segment slightly increased by 7.3%, from ARS 2,157.7 million in fiscal year 2019 to ARS 2,315.2 million during fiscal year 2020, mainly resulting from the rentals of the Zeta building and due to the effect of changes in the exchange rate.

●
Sales and Developments. Revenue from the Sales and Developments segment often vary significantly from year to year due to the non-recurrence of different sales transactions carried out by the Company over time. Revenue from the Sales and Developments segment recorded an increase of ARS 252.7 million, from ARS 57.7 million during fiscal year 2019 to ARS 310.4 million in fiscal year 2020, mainly resulting from the barter arrangement of COTO air space.

●
Others. Revenue from the Others segment recorded a decrease of ARS 105.0 million, from ARS 167.9 million during fiscal year 2019 to ARS 62.9 million during fiscal year 2020, mainly resulting from decline in activity of La Arena S.A and LA RURAL S.A. – OFC S.R.L. – OGDEN S.A – ENTRETENIMIENTO UNIVERSAL S.A. – Unión transitoria – (as administrator of the Centro de Convenciones y Exposiciones of the City of Buenos Aires).

Costs

	Fiscal year ended June 30, 2020
	Income statemnt	Expenses and collective promotion fund	Interest in joint ventures	Information by segment (1)
	(in millions of ARS)
Shopping Malls	(3,532.0)	2,972.2	(6.9)	(566.7)
Offices	(357.3)	257.6	(39.5)	(139.3)
Sales and Developments	(123.3)	-	-	(123.3)
Others	(87.9)	-	-	(87.9)
Total costs	(4,100.5)	3,229.8	(46.4)	(917.1)

(1) See Note 6 to our Audited Financial Statements.
	Fiscal year ended June 30, 2019
	Income statemnt	Expenses and collective promotion fund	Interest in joint ventures	Information by segment (1)
	(in millions of ARS)
Shopping Malls	(4,313.7)	3,553.4	(16.1)	(776.4)
Offices	(377.5)	301.0	(41.1)	(117.6)
Sales and Developments	(51.3)	-	-	(51.3)
Others	(142.5)	-	-	(142.5)
Total costs	(4,884.9)	3,854.4	(57.2)	(1,087.8)

(1) See Note 6 to our Audited Financial Statements.

Total costs according to the Statement of Comprehensive Income, decreased by 16.1%, from ARS 4,884.9 million during fiscal year 2019 to ARS 4,100.5 million during fiscal year 2020. Furthermore, total costs, measured as a percentage of total revenue, increased from 33.6% during fiscal year 2019 to 35.1% during fiscal year 2020.

Costs related to expenses and collective promotion fund decreased by 16.2% from ARS 3,854.4 million during fiscal year 2019 to ARS 3,229.8 million during fiscal year 2020, mainly resulting from a decrease in expenses and collective promotion fund originated by Shopping Malls, which decreased by 16.4%, from ARS 3,553.4 million during fiscal year 2019 to ARS 2,972.2 million during fiscal year 2020. Likewise, expenses originated by the Offices segment, decreased by ARS 43.4 million, from ARS 301.0 million during fiscal year 2019 to ARS 257.6 million during fiscal year 2020.

Costs from our joint ventures slightly decreased by 18.9%, from ARS 57.2 million (out of which ARS 16.1 million are allocated to the Shopping Malls segment and ARS 41.1 million are allocated to the Offices segment) during fiscal year 2019 to ARS 46.4 million (out of which ARS 6.9 million are allocated to the Shopping Malls segment and ARS 39.5 million are allocated to the Offices segment) during fiscal year 2020.

Therefore, based on the information by segments (considering costs revenue derived from our joint ventures, without considering costs revenue from expenses and collective promotion fund, and intersegment costs), costs reported a decrease of 15.7%, from ARS 1,087.8 million during fiscal year 2019 to ARS 917.1 million during fiscal year 2020. Total costs, measured as a percentage of total revenue, pursuant to the information by segments, increased from 10.0% during fiscal year 2019 to 10.6% during fiscal year 2020

●
Shopping Malls. Costs from Shopping Malls segment decreased by 27.0%, from ARS 776.4 million during fiscal year 2019 to ARS 566.7 million during fiscal year 2020, mainly explained by the closure of operations since March 20, 2020 due to the COVID-19 pandemic, this decrease is mainly explained by: (i) a decrease in rentals and expenses of ARS 130.3 million, mainly resulting from the cost of expenses not charged to the tenants and assumed by the Company during previous fiscal year; and (ii) a decrease in salaries, social security costs and other personnel administrative expenses of ARS 78.5 million. Costs from Shopping Malls segment, measured as a percentage of the revenue from this segment, increased from 9.1% during fiscal year 2019 to 9.5% during fiscal year 2020.

●
Offices. Costs from Offices segment increased by 18.5%, from ARS 117.6 million during fiscal year 2019 to ARS 139.3 million during fiscal year 2020, mainly due to: (i) an increase in rentals and expenses of ARS 39.8 million (mainly resulting from an increase in the cost of available units) and; (ii) an increase in taxes, rates and contributions of ARS 4.7 million, partially offset by; (iii) a decrease in fees and payments for services of ARS 6.8 million. Costs from Offices segment, measured as a percentage of the revenue from this segment, increased from 5.4% during fiscal year 2019 to 6.0% during fiscal year 2020.

●
Sales and Developments. Costs from Sales and Developments segment increased by ARS 72.0 million, from ARS 51.3 million during fiscal year 2019 to ARS 123.3 million during fiscal year 2020, mainly due to the expenses related to the barter arrangement of COTO air space, which caused: (i) an increase in fees and payments for services of ARS 53.1 million and; (ii) an increase in cost of sale of properties of ARS 18 million. The costs of the Sales and Developments segment, measured as a percentage of revenue from this segment, decreased from 88.9% during fiscal year 2019 to 39.7% during fiscal year 2020.

●
Others. Costs from Others segment decreased from ARS 142.5 million during fiscal year 2019 to ARS 87.9 million during fiscal year 2020, due to a decrease in costs of La Arena S.A and LA RURAL S.A. – OFC S.R.L. – OGDEN S.A – ENTRETENIMIENTO UNIVERSAL S.A. – Unión transitoria – (as administrator of the Centro de Convenciones y Exposiciones of the City of Buenos Aires).

  Gross profit

	Fiscal year ended June 30, 2020
	Income statement	Expenses and collective promotion fund	Interest in joint ventures	Information by segment (1)
	(in millions of ARS)
Shopping Malls	5,211.1	111.9	45.6	5,368.6
Offices	2,198.6	8.5	(31.2)	2,175.9
Sales and Developments	187.1	-	-	187.1
Others	(25.0)	-	-	(25.0)
Total gross profit	7,571.8	120.4	14.4	7,706.6

 (1) See Note 6 to our Audited Financial Statements.

	Fiscal year ended June 30, 2019
	Income statement	Expenses and collectuve promotion fund	Interest in joint ventures	Information by segment (1)
	(in millions of ARS)
Shopping Malls	7,563.5	139.8	60.9	7,764.2
Offices	2,055.9	4.9	(20.7)	2,040.1
Sales and Developments	6.4	-	-	6.4
Others	25.4	-	-	25.4
Total gross profit	9,651.2	144.7	40.2	9,836.1

(1) See Note 6 to our Audited Financial Statements.

Gross profit according to the Statement of Comprehensive Income, decreased by 21.5%, from ARS 9,651.2 million, during fiscal year 2019, to ARS 7,571.8 million during fiscal year 2020. The total consolidated gross profit, measured as a percentage of total profit, decreased from 66.4% during fiscal year 2019 to 64.9% during fiscal year 2020.

Gross profit/ (loss) from expenses and collective promotion fund decreased by 16.8%, from a loss of ARS 144.7 million (out of which the amount of ARS 139.8 is allocated to the Shopping Malls segment and the amount of ARS 4.9 million is allocated to the Offices segment) during fiscal year 2019 to a loss of ARS 120.4 million (out of which a loss of ARS 111.9 million is allocated to the Shopping Malls segment and a loss of ARS 8.5 million is allocated to the Offices segment) during fiscal year 2020.

Gross profit from our joint ventures decreased by 64.3%, from a ARS 40.2 million (out of which the amount of ARS 60.9 million (profit) is allocated to the Shopping Malls segment and the amount of ARS 20.7 million (loss) is allocated to the Offices segment) during fiscal year 2019 to ARS 14.4 million (out of which the amount of ARS 45.6 million (profit) is allocated to the Shopping Malls segment whereas the amount of ARS 31.2 million (loss) is allocated to the Offices segment) during fiscal year 2020.

Therefore, based on the information by segments, gross profit (considering the gross profit/(loss) from our joint ventures and without considering the gross profit/(loss) associated with expenses and the collective promotion fund or gross profit from inter-segment), decreased by 21.6%, from ARS 9,836.1 million during fiscal year 2019 to ARS 7,706.6 million during fiscal year 2020. Total gross profit, measured as a percentage of total revenues, decreased from 90.0% during fiscal year 2019 to 89.4% during fiscal year 2020.

●
Shopping Malls. Gross profit from the Shopping Malls segment decreased by 30.9%, from ARS 7,764.2 million during fiscal year 2019 to ARS 5,368.6 million for fiscal year 2020, mainly as a result of a decrease in the total sales of our tenants in real terms, causing a lower percentage rentals under our lease agreements, explained by the closure of operations since March 20, 2020 due to the COVID-19 pandemic. Gross profit from the Shopping Malls segment, measured as a percentage of the segment revenues, decreased from 90.9% during fiscal year 2019 to 90.5% during fiscal year 2020.

●
Offices. Gross profit from the Offices segment increased by 6.7% from ARS 2,040.1 million during fiscal year 2019 to ARS 2,175.9 million during fiscal year 2020, as a result of revenue from rentals of the Zetta Building and the devaluation of the Argentine Peso. Gross profit from the Offices segment, measured as percentage of revenue from this segment, decreased from 94.6% during fiscal year 2019 to 94.0% during fiscal year 2020.

●
Sales and Developments. Gross profit from the Sales and Developments segment recorded an increase of ARS 180.7 million, from ARS 6.4 million during fiscal year 2019 to ARS 187.1 million during fiscal year 2020, mainly due to the barter arrangement of COTO air space. Gross profit from the Sales and Developments segment, measured as percentage of revenue from this segment, increased from 11.1% during fiscal year 2019 to 60.3% for fiscal year 2020.

●
Others. Gross profit/(loss) from the Others segment experienced a variation of ARS 50.4 million, from a profit of ARS 25.4 million during fiscal year 2019 to a loss of ARS 25.0 million during fiscal year 2020, mainly as a result of a reduction in revenue as a consequence of a decline in activity.

Net gain/(loss) from fair value adjustment of investment properties

	Fiscal year ended June 30, 2020
	Income statement	Expenses and collective promotion fund	Interest in joint ventures	Information by segment (1)
	(in millions of ARS)
Shopping Malls	(2,068.5)	-	(36.7)	2,105.2)
Offices	22,572.5	-	299.1	22,871.7
Sales and Developments	4,759.0	-	-	4,759.0
Others	(136.7)	-	-	(136.7)
Net gain from fair value adjustments of investment properties	25,126.3	-	262.4	25,388.8

(1) See Note 6 to our Audited Financial Statements.

	Fiscal year ended June 30, 2019
	Income statement	Expenses and collective promotion fund	Interest in joint ventures	Information by segment (1)
	(in millions of ARS)
Shopping Malls	(40,419.3)	-	(161.6)	(40,580.9)
Offices	1,375.4	-	(676.0)	699.5
Sales and Developments	2,341.6	-	-	2.341.6
Others	(262.0)	-	-	(262.0)
Net (loss) from fair value adjustments of investment properties	(36,964.3)	-	(837.6)	(37,801.8)

 (1) See Note 6 to our Audited Financial Statements.

Net result from changes in fair value of investment properties for the fiscal year ended June 30, 2020 was a gain of ARS 25,388.8 million (a loss of ARS 2,105.2 million from our Shopping Malls segment and ARS 136.7 from Others segment; a gain of ARS 22,871.7 million from the Offices segment and ARS 4,759.0 million from the Sales and Developments segment). The net impact in the peso values of our shopping malls was primarily a consequence of macroeconomic changes and:

(i)
a negative impact of 7.368,3 million generated by a decrease in the projected cash flows considering estimated growth rate for the shopping malls DCF, and due to the conversion into U.S. dollars of the projected cash flows considering estimated USD/ARS exchange rates;

(ii)
an increase of 8 basis points in the discount rate, that is used to discount the projected cash flows from the Shopping Malls segment, mainly due to a significant increase in the country risk premium, as a result there was a decrease of ARS 263.7 million in the fair value of our Shopping Malls, assuming all other factors remain unchanged.

(iii)
an increase of ARS 18,147.1 million as a consequence of the conversion of the value of the Shopping Malls in dollar terms into pesos considering the year-end exchange rate of ARS 70.260 per dollar.

In addition, the value of our shopping malls as of June 30, 2019, has been restated for inflation for comparative purposes as required by IAS 29. The impact of such restatement is an increase of Ps 15,047.7 million.

The Argentine office market is a liquid market, in which a significant volume of counterparties participates and frequently carries out purchase and sale transactions. This approach provides for observable sale prices that are relevant and representative in the market. Furthermore, lease agreements are denominated in dollars for an average term of 3 years, with the current business thus generating a stable cash flow in dollars. In this sense, the “Market approach” technique is used (market comparable values) for the determination of the fair value of these segments, with the value per square meter being the most representative input.

In the past, purchases and sales of office buildings were usually settled in US dollars, however, as a consequence of the restrictions imposed by the BCRA on foreign exchange transactions, purchases and sales of office buildings are now usually settled in Argentine pesos, using an implicit exchange rate that is higher than the official one (as it was the case in the operations carried out by us in the past few months). Therefore, the Company has valued its office buildings and undeveloped parcels of land in Argentine pesos at the end of the year, considering the situation described above, which results in a gain with respect to the values previously recorded.

Based on the facts and circumstances described above, the value of our office and others, increased 60.5% in real terms during the fiscal year ended June 30, 2020, as measured in pesos. Moreover, a new building has been added to the office portfolio, the 200 Della Paolera Building.

In addition, we recognize from the Sales and Developments segment a profit of ARS 4,759.0 million for the fiscal year ended June 30, 2020 compared with a profit of ARS 2,341.6 million for the fiscal year ended June 30, 2019.

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

General and administrative expense

	Fiscal year ended June 30, 2020
	Income statement	Expenses and collective promotion fund	Interest in joint ventures	Information by segment(1)
	(in millions of ARS)
Shopping Malls	(821.5)	-	(8.1)	(829.6)
Offices	(207.8)	-	(2.0)	(209.8)
Sales and Developments	(83.3)	-	-	(83.3)
Others	(108.4)	-	-	(108.4)
Total general and administrative expenses	(1,220.9)	-	(10.1)	(1,231.0)

(1) See Note 6 to our Audited Consolildated Financial Statements.

	Fiscal year ended June 30, 2019
	Income	Expenses and	Interest in	Information by
	(in millions of ARS)
Shopping Malls	(944.0)	-	(1.2)	(945.2)
Offices	(190.6)	-	(1.8)	(192.4)
Sales and Developments	(87.6)	-	-	(87.6)
Others	(106.9)	-	-	(106.9)
Total general and administrative expenses	(1,329.1)	-	(3.0)	(1,332.1)

(1) See Note 6 to our Audited Consolidated Financial Statements.

General and administrative expenses, according to the Statement of Comprehensive Income decreased by 8.1%, from ARS 1,329.1 million during fiscal year 2019 to ARS 1,220.9 million during fiscal year 2020. Total General and administrative expenses, measured as a percentage of total revenue, slightly increased from 9.1% during fiscal year 2019 to 10.5% during fiscal year 2020.

General and administrative expenses from our joint ventures recorded an increase of ARS 7.1 million, from ARS 3.0 million (out of which the amount of ARS 1.2 million is allocated to the Shopping Malls segment whereas ARS 1.8 million are allocated to the Offices segment) during fiscal year 2019 to ARS 10.1 million (out of which ARS 8.1 million are allocated to the Shopping Malls segment and ARS 2.0 million are allocated to the Offices segment) during fiscal year 2020.

Therefore, General and administrative expenses (considering administrative expenses from our joint ventures and the intersegment elimination), decreased by 7.6%, from ARS 1,332.1 million during fiscal year 2019 to ARS 1,231.0 million during fiscal year 2020, mainly attributable to: (i) a ARS 115.6 million decrease in General and administrative expenses from the Shopping Malls segment; (ii) a ARS 4.3 million decrease in General and administrative expenses from the Sales and Developments segment, partially offset by (iii) an increase of ARS 17.4 million in General and administrative expenses from the Offices segment and; (iv) an increase of ARS 1.5 million in the General and administrative expenses from the Others segment. According to the information by segments, the General and administrative expenses, measured as a percentage of revenue, increased from 12.2%, during fiscal year 2019 to 14.3% during fiscal year 2020.

●
Shopping Malls. General and administrative expenses of Shopping Malls decreased by 12.2%, from ARS 945.2 million during fiscal year 2019 to ARS 829.6 million during fiscal year 2020, mainly as a result of: (i) a decrease in salaries, social security costs and other personnel administrative expenses of ARS 85.5 million; (ii) a decrease in fees payable to directors of ARS 53.7 million; partially offset by: (iii) an increase of ARS 18.6 million in amortization and depreciation and (iv) an increase of ARS 9.9 million in fees and payments for services. Administrative expenses of Shopping Malls, measured as a percentage of revenue from such segment, increased from 11.1% during fiscal year 2019 to 14.0% during fiscal year 2020.

●
Offices. General and administrative expenses of the Offices segment increased by 9.1% from ARS 192.4 million during fiscal year 2019 to ARS 209.8 million during fiscal year 2020, mainly as a result of: (i) an increase of ARS 11.1 million in amortization and depreciation; (ii) an increase of ARS 5.8 million in fees and payments for services; (iii) an increase of ARS 2.7 million in expenses for maintenance, security, cleaning, repairs and other, partially offset by; (iv) a decrease in salaries, social security costs and other personnel administrative expenses of ARS 4.2 million, among other items. Administrative expenses of the Offices segment, measured as a percentage of the revenue from such segment, increased from 8.9% during fiscal year 2019 to 9.1% during fiscal year 2020.

●
Sales and Developments. General and administrative expenses of the Sales and Developments segment decreased by ARS 4.3 million, from ARS 87.6 million during fiscal year 2019 to ARS 83.3 million during fiscal year 2020, mainly as a result of: (i) a decrease in salaries, social security costs and other personnel administrative expenses of ARS 4.9 million; (ii) a decrease in Directors' fees of ARS 2.4 million, partially offset by; (iii) a decrease of ARS 1.6 million in amortization and depreciation, among other items. Administrative expenses of the Sales and Developments segment, measured as a percentage of revenue from this segment, decreased from 151.9% during fiscal year 2019 to 26.8% during fiscal year 2020.

●
Others. General and administrative expenses of the Others segment slightly increased by ARS 1.5 million, from ARS 106.9 million during fiscal year 2019 to ARS 108.4 million during fiscal year 2020.

 Selling expenses

	Fiscal year ended June 30, 2020
	Income statement	Expenses and collective promotion fund	Interest in joint ventures	Information by segment(1)
	(in millions of ARS)
Shopping Malls	(692.5)	-	(16.3)	(708.8)
Offices	(73.0)	-	(1.5)	(74.5)
Sales and Developments	(51.9)	-	-	(51.9)
Others	(9.3)	-	-	(9.3)
Total selling expenses	(826.8)	-	(17.8)	(844.5)

(1) See Note 6 to our Audited Consolidated Financial Statements.

	Fiscal year ended June 30, 2019
	Income statement	Expenses and collective promotion fund	Interest in joint ventures	Information by segment(1)
	(in millions of ARS)
Shopping Malls	(525.9)	-	(4.1)	(530.1)
Offices	(86.0)	-	(1.6)	(87.6)
Sales and Developments	(14.1)	-	-	(14.1)
Others	(20.4)	-	-	(20.4)
Total selling expenses	(646.5)	-	(5.7)	(652.2)

(1) See Note 6 to our Audited Consolidated Financial Statements.

Selling expenses, according to the Statement of Comprehensive Income, increased by 27.9%, from ARS 646.5 million during fiscal year 2019 to ARS 826.8 million during fiscal year 2020. Selling expenses, measured as a percentage of revenue, increased from 4.4% during fiscal year 2019 to 7.1% during fiscal year 2020.

Selling expenses of our joint ventures increased from ARS 5.7 million during fiscal year 2019 (out of which ARS 4.1 million are allocated to the Shopping Malls segment and ARS 1.6 million to the Offices segment) to ARS 17.8 million during fiscal year 2020 (out of which ARS 16.3 million are allocated to the Shopping Malls segment and ARS 1.5 million to the Offices segment).

Therefore, based on the information by segments (considering selling expenses of our joint ventures and the intersegment eliminations), selling expenses increased by 29.5%, from ARS 652.2 million during fiscal year 2019 to ARS 844.5 million during fiscal year 2020, mainly as a result of: (i) an increase of ARS 178.7 million in selling expenses of the Shopping Malls segment; (ii) an increase ofARS 37.8 million in selling expenses of the Sales and Developments segment; partially offset by; (iii) a decrease of ARS 13.1 million in selling expenses of the Offices segment and; (iv) a decrease of ARS 11.1 million in selling expenses of the Others segment. Selling expenses (considering selling expenses of our joint ventures and the intersegment eliminations), measured as a percentage of total revenue, increased from 6.0% during fiscal year 2019 to 9.8% during fiscal year 2020.

●
Shopping Malls. Selling expenses of the Shopping Malls segment increased by 33.7%, from ARS 530.1 million during fiscal year 2019 to ARS 708.8 million during fiscal year 2020, mainly as a result of: (i) an increase of ARS 217.8 million in allowance for doubtful accounts, partially offset by; (ii) a decrease in the charge of taxes, rates and contributions of ARS 22.2 million; (iii) a decrease in the charge for advertising and other selling expenses of ARS 10.0 million; and (iv) a decrease in salaries, social security costs and other personnel administrative expenses of ARS 3.7 million. Selling expenses, measured as a percentage of revenue from the Shopping Malls segment, increased from 6.2% during fiscal year 2019 to 11.9% during fiscal year 2020.

●
Offices. Selling expenses of the Offices segment decreased by 14.9% from ARS 87.6 million during fiscal year 2019 to ARS 74.5 million during fiscal year 2020, mainly as a result of: (i) a decrease of ARS 9.9 million in advertising and other selling expenses; (ii) a decrease of ARS 5.6 million in the charge for doubtful accounts; partially offset by: (iii) an increase in the charge for taxes, rates and contributions of ARS 2.9 million. Selling expenses of the Offices segment, measured as a percentage of the revenue from such segment, decreased from 4.1% during fiscal year 2019 to 3.2% during fiscal year 2020.

●
Sales and Developments. Selling expenses of our Sales and Developments segment recorded a ARS 37.8 increase, from ARS 14.1 million during fiscal year 2019 to ARS 51.9 million during fiscal year 2020, mainly as a result of: (i) an increase in the charge for taxes, rates and contributions of ARS 38.9 million; (ii) an increase of ARS 2.1 million in allowance for doubtful accounts, partially offset by: (iii) a decrease of ARS 1.6 million in fees and payments for services. Selling expenses of the Sales and Developments segment, measured as a percentage of revenue from such segment, decreased from 12.2% during fiscal year 2019 to 14.8% during fiscal year 2020.

●
Others. Selling expenses of the Others segment recorded a decrease of ARS 11.1 million, from ARS 20.4 million during fiscal year 2019 to ARS 9.3 million during fiscal year 2020, mainly as a result of: (i) a decrease in taxes, rates and contributions of ARS 4.8 million; (ii) a decrease in the charge for allowance for doubtful accounts of ARS 4.7 million, and (iii) a decrease in advertising and other selling expenses ARS 2.0 million. Selling expenses of the Others segment, measured as a percentage of revenue from such segment, increased from 12.2% during fiscal year 2019 to 14.8% during fiscal year 2020.

Other operating results, net

	Fiscal year ended June 30, 2020
	Income statement	Expenses and collective promotion fund	Interest in joint ventures	Information by segment (1)
	(in millions of ARS)
Shopping Malls	(22.2)	(17.6)	1.6	(38.2)
Offices	(8.7)	0.2	(17.6)	(26.2)
Sales and Developments	(6.0)	-	-	(6.0)
Others	64.5	-	-	64.5
Total other operating results, net	27.5	(17.4)	(16.1)	(5.9)

(1) See Note 6 to our Audited Consolidated Financial Statements.

	Fiscal year ended June 30, 2019
	Income statement Expenses and collective promotion fund Interest in joint ventures Information by segment (1)
	(in millions of ARS)
Shopping Malls	(84.2)	(16.4)	(8.9)	(109.5)
Offices	(25.6)	(0.4)	1.5	(24.4)
Sales and Developments	(61.0)	-	-	(61.0)
Others	(330.8)	-	-	(330.8)
Total other operating results, net	(501.6)	(16.8)	(7.4)	(525.8)

(1) See Note 6 to our Audited Consolidated Financial Statements.

Other operating results, net, according to the income statement, recorded a variation from a loss of ARS 501.6 million during fiscal year 2019 to a profit of ARS 27.5 million during fiscal year 2020. The other operating results, net, measured as a percentage of total revenue, recorded a variation from (3.5%) during fiscal year 2019 to 0.2% during fiscal year 2020.

Other operating results, net, from our joint ventures recorded a variation from a loss of ARS 7.4 million (out of which ARS 8.9 million (loss) were allocated to the Shopping Malls segment and ARS 1.5 million (profit) were allocated to the Offices segment) during fiscal year 2019 to a loss of ARS 16.1 million (out of which ARS 1.6 million (profit) were allocated to the Shopping Malls segment and ARS 17.6 million (loss) were allocated to the Offices segment) during fiscal year 2020.

Therefore, based on the information by segments, (considering our interest in joint ventures and the intersegment eliminations) other operating results, net, decreased, from a loss of ARS 525.8 million during fiscal year 2019 to a loss of ARS 5.9 million during fiscal year 2020, mainly as a result of: (i) a variation of ARS 395.3 million in other operating results, net, of the Others segment; (ii) a decrease in the loss of ARS 71.3 million in other operating results, net, of the Shopping Malls segment; (iii) a decrease in the loss of ARS 55.0 million in other operating results, net, of the Sales and Developments segment, partially offset by (iv) an increase in the loss of ARS 1.8 million in other operating results, net, of the Offices segment. Other operating results, net, measured as a percentage of revenue (considering other operating results from our joint ventures and the intersegment eliminations) decreased from 4.8% during fiscal year 2019 to 0.1% during fiscal year 2020.

●
Shopping Malls. Other operating results, net, from the Shopping Malls segment went from a loss of ARS 109.5 million during fiscal year 2019 to a loss of ARS 38.2 million during fiscal year 2020, mainly as a result of: (i) a decrease in donations of ARS 53.7 million and; (ii) an increase in others of ARS 25.0 million, mainly because a loss for indemnification payments was recognized in fiscal year 2019, partially offset by; (iii) a decrease of ARS 11.8 million in interest generated by operating credits. Other operating results, net, of this segment, measured as a percentage of revenue of this segment went from (1.3%) during fiscal year 2019 to (0.6%) during fiscal year 2020.

●
Offices. Other operating results, net, of the Offices segment went from a loss of ARS 24.4 million during fiscal year 2019 to a loss of ARS 26.2 million during fiscal year 2020, mainly attributable to (i) an increase in the loss for lawsuits and others of ARS 2.7 million; (ii) lower charges for interest generated by operating credits of ARS 2.7 million, partially offset by; (iii) lower donations of ARS 6.9 million. Other operating results, net, of this segment, measured as a percentage of revenue from this segment, remained stable at (1.1%) during fiscal years 2019 and 2020.

●
Sales and Developments. Other operating results, net, of the Sales and Development segment recorded a decrease in the loss from ARS 61.0 million during fiscal year 2019 to a loss of ARS 6.0 million during fiscal year 2020, mainly attributable to the depreciation of the plot of land in Cordoba of ARS 45.8 million, in fiscal year 2019. Other operating results, net, of this segment, measured as a percentage of revenue from this segment, went from 105.8% during fiscal year 2019 to (1.9%) during fiscal year 2020.

●
Others. Other operating results, net, of the Others segment showed a variation from a loss of ARS 330.8 million during fiscal year 2019 to a profit of ARS 64.5 million during fiscal year 2020, mainly attributable to losses in fiscal year 2019 due to the impairment of goodwill of La Arena of ARS 184.4 million and a loss for the sale of Tarshop of ARS 171.7 million.

Profit (loss) from operations

	Fiscal year ended June 30. 2020
	Income statement	Expenses and collective promotion fund	Interest in joint ventures	Information by segment (1)
	(in millions of ARS)
Shopping Malls	1,606.3	94.4	(13.9)	1,686.7
Offices	24,481.6	8.7	246.8	24,737.0
Sales and Developments	4,805.0	-	-	4.805.0
Others	(214.9)	-	-	(214.9)
Total loss from operations	30,678.0	103.1	232.8	31,013.8

(1)See Note 6 to our Audited Consolidated Financial Statements.

	Fiscal year ended June 30. 2019
	Income statement	Expenses and collective promotion fund	Interest in joint ventures	Information by segment (1)
	(in millions of ARS)
Shopping Malls	(34,409.9)	123.3	(115.0)	(34,401.5)
Offices	3,129.2	4.5	(698.5)	2,435.2
Sales and Developments	2,185.3	-	-	2,185.3
Others	(694.8)	-	-	(694.8)
Total loss from operations	(29,790.2)	127.8	(813.5)	(30,475.8)

(1) See Note 6 to our Audited Consolidated Financial Statements.

Total results for operations, according to the Statement of Comprehensive Income, went from a loss of ARS 29,790.2 million during fiscal year 2019 to a profit of ARS 30,678.9 million during fiscal year 2020.

Operating results of our joint ventures showed a variation from a loss of ARS 813.5 million (out of which ARS 698.5 million (loss) are allocated to the Offices segment, and ARS 115.0 million (loss) in the Shopping Malls segment) during fiscal year 2019 to a profit of ARS 232.8 million (out of which ARS 246.7 million (profit) are allocated to the Offices segment and ARS 13.9 million (loss) million are allocated to the Shopping Malls segment) during fiscal year 2020.

Therefore, based on the information by segments (considering revenue from our joint ventures and without considering revenues from expenses and the collective promotion fund or revenues from inter-segment transactions), operating results went from a loss of ARS 30,475.8 million during fiscal year 2019 to a profit of ARS 31,013.8 million during fiscal year 2020, mainly as a result of: (i) a decrease in the operating loss of the Shopping Malls segment of ARS 36,088.2 million; (ii) an increase in the profit of the Offices segment of ARS 22,301.8; (iii) a decrease in the loss of the Others segment of ARS 479.9 million and (iv) an increase in the profit of the Sales and Developments segment of ARS 2,619.7 million.

●
Shopping Malls. The operating results of the Shopping Malls segment recorded a variation from a loss of ARS 34,401.5 million during fiscal year 2019 to a profit of ARS 1,686.7 million during fiscal year 2020. The operating results of the Shopping Malls segment, measured as a percentage of revenues from such segment, went from (402.8%) during fiscal year 2019 to 28.4% during fiscal year 2020.

●
Offices. The operating results of the Offices segment recorded an increase from ARS 2,435.2 million during fiscal year 2019 to ARS 24,737.0 million during fiscal year 2020. The operating results of the Offices segment, measured as a percentage of revenues from such segment, increased from 112.9% during fiscal year 2019 to 1068.5% during fiscal year 2020.

●
Sales and Developments. The operating results of the Sales and Developments segment increased from ARS 2,185.3 million during fiscal year 2019 to ARS 4,805.0 million during fiscal year 2020.

●
Others. The operating results of the Others segment recorded a decrease in the loss of ARS 694.8 million during fiscal year 2019 to a loss of ARS 214.9 million during fiscal year 2020.

Share of profit (loss) of associates and joint ventures

The share of profit / (loss) of associates and joint ventures recorded an increase of ARS 755.8 million, from a loss of ARS 578.0 million during fiscal year 2019 to a profit of ARS 177.9 million during fiscal year 2020. This variation was mainly due to: (i) a profit increase of ARS 768.7 million from our Offices segment; (ii) a profit increase of ARS 138.2 million from our Shopping Malls segment; and (iii) a profit decrease of ARS 151.1 million from our Others segment.

●
Shopping Malls. The share of profit/ (loss) of associates and joint ventures of the Shopping Malls segment decreased by ARS 138.2 million, from a loss of ARS 147.9 million during fiscal year 2019 to a loss of ARS 9.6 million during fiscal year 2020, as a result of our investment in Nuevo Puerto Santa Fe mainly because of the impact on result from fair value of investment properties.

●
Offices. The share of profit/(loss) of associates and joint ventures of the Offices segment decreased by ARS 768.7 million, from a loss of ARS 583.9 million during fiscal year 2019 to a profit of ARS 184.8 million during fiscal year 2020, from our investment in Quality Invest S.A., mainly because of the impact on result from fair value of investment properties.

●
Others. The share of profit/(loss) of associates and joint ventures of the Others segment decreased by ARS 151.1 million, from a profit of ARS 153.8 million during fiscal year 2019 to ARS 2.7 million during fiscal year 2020, mainly due to our investment in TGLT S.A.

Financial results, net

Financial results, net, decreased by 332.9%, from a loss of ARS 1,692.8 million during fiscal year 2019 to a loss of ARS 7,328.6 million during fiscal year 2020.

●
This variation Financial results, net is mainly attributable to: (i) the variation of Foreing exchange, net, from a profit of ARS 84.3 million during fiscal year 2019 to a net loss of ARS 4,669.7 million during fiscal year 2020, because the devaluation was lower than inflation in fiscal year 2019 (47.7% vs 55.7%, respectively), whereas devaluation was higher than inflation in fiscal year 2020 (65.9% vs 42.8% respectively); (ii) a decrease in the gain on assets valued at fair value of ARS 910.6 million, from ARS 1,034.7 during fiscal year 2019 to ARS 124.1 million during fiscal year 2020; (iii)a variation of ARS 733.5 million in the (loss)/ profit from derivative financial instruments, from a profit of ARS 556.6 million during fiscal year 2019 to a loss of ARS 176.9 million during fiscal year 2020, partially offset by: (iv) a decrease in net interest expense, that went from ARS 2,907.1 million during fiscal year 2019 to ARS 2,502.5 million during fiscal year 2020; (v) a variation of ARS 326.1 in profit/(loss) in inflation adjustments, that went from a loss of ARS 300.9 million during fiscal year 2019 to a profit of ARS 25.2 million during fiscal year 2020

Income tax expense

Income tax expense decreased by 187.6%, from a profit of ARS 6,138.0 million in fiscal year 2019 to a loss of ARS 5,374.0 million in fiscal year 2020.

The Company applies the deferred tax method to calculate the income tax, thus recognizing temporary differences between the book value, the valuation of assets and liabilities for tax purposes and the application of tax loss carry-forwards. Therefore, the amount recorded for income tax not only corresponds to the amount payable but it also reflects the recognition of the tax on the tax base for accrual accounting.

Additionally, the special tax for tax revaluation applicable to certain of the companies that have opted for revaluation of property, plant and equipment for income tax has been added to this line, not being charged for this item in fiscal year 2020. The amount of this tax is ARS 394.9 million (loss).

Total profit (loss) for the year

As a result of the factors described above, profit/(loss) for fiscal year 2020 increased by 170.0%, from a loss of ARS 25,923.0 million during fiscal year 2019 to a profit of ARS 18,153.3 million during fiscal year 2020. Profit/(loss) attributable to shareholders of the controlling company increased by 166.3%, from a loss of ARS 25,772.7 million during fiscal year 2019 to a profit of ARS 17,089.5 million during fiscal year 2020. Profit attributable to non-controlling interest increased by 807.7%, from a loss of ARS 150.3 million during fiscal year 2019 to a profit of ARS 1,063.7 during fiscal year 2020.

Results of operations for the fiscal years ended June 30, 2019 and 2018

Revenue

	Fiscal year ended June 30, 2019
	Income statement (1)	Expenses and collective promotion fund	Interest in joint ventures	Information by segment(2)
	(in millions of ARS)
Shopping Malls	11,877.2	(3,413.6)	77.0	8,540.6
Offices	2,433.4	(296.1)	20.4	2,157.7
Sales and Developments	57.7	-	-	57.7
Others	167.9	-	-	167.9
Total revenue	14,536.1	(3,709.7)	97.5	10,923.9

(1) Includes ARS 10,826.4 million in revenue from sales, rentals and services and ARS 3,709.7 million in income from the Expenses and Collective Promotion Fund.
(2) See Note 6 to our Audited Consolidated Financial Statements.

	Fiscal year ended June 30, 2018
	Income statement (1)	Expenses and collective promotion fund	Interest in joint ventures	Information by segment(2)
	(in millions of ARS)
Shopping Malls	13,778.1	(4,112.4)	84.2	9,750.0
Offices	1,503.1	(277.3)	10.5	1,236.3
Sales and Developments	265.1	-	-	265.1
Others	24.6	-	-	24.6
Total revenue	15,571.0	(4,389.6)	94.7	11,276.0

(1) Includes ARS 11,181.3 million in revenues from sales, rentals and services and ARS 4,389.6 million in income from the Expenses and Collective Promotion Fund.
(2) See Note 6 to our Audited Consolidated Financial Statements.

Revenue from sales, rentals and services, expenses and collective promotion fund, according to the Statement of Comprehensive Income, decreased 6,6%, from ARS 15,571.0 million during fiscal year 2018 to ARS 14,536.1 million during fiscal year 2019.

Revenue from expenses and collective promotion fund decreased 15.5%, from ARS 4,389.6 million (ARS 4,112.4 million generated by Shopping Malls segment and ARS 277.2 million to the Offices segment) during fiscal year 2018 to ARS 3,709.7 million (ARS 3,413.6 million generated by Shopping Malls segment and ARS 296,1 million by Offices segment) during fiscal year 2019.

Revenue from our joint ventures increased 2,9%, from ARS 94.7 million (ARS 84.2 million generated by Shopping Malls segment and ARS 10.5 million by Offices segment) during fiscal year 2018 to ARS 97.5 (ARS 77.0 million generated by Shopping Malls segment and ARS 20.4 million by Offices segment) during fiscal year 2019.

Based on the information by segments (considering revenue derived from our joint ventures, without considering revenue from expenses and collective promotion fund, and intersegment revenue), revenue decrease by 3,1%, from ARS 11,276.0 million during fiscal year 2018 to ARS 10,923.9 million in fiscal year 2019. This decrease was mainly attributable to: (i) a ARS 1,209.4 million decrease in the revenue from the Shopping Malls segment (ARS 7.2 million of which originated in the results of our joint ventures); (ii) a ARS 207.5 million decrease in the revenue from Sales and Developments; partially offset by: (iii) an increase of ARS 921.4 million in the revenue from the Offices segment (ARS 10.0 million originated in the results of our joint ventures); and (iv) a ARS 143.3 million increase in revenue from the Others segment.

●
Shopping Malls. Revenue from the Shopping Malls segment decreased 12.4%, from ARS 9,750.0 million during fiscal year 2018 to ARS 8,540.6 million during fiscal year 2019, mainly attributable to: (i) a ARS 975.9 million decrease in revenue from base rent and contingent rent as a result of a 13.9% decrease in the total sales of our tenants, from ARS 109,687.0 million during fiscal year 2018 to ARS 99,436.0 million during fiscal year 2019, (ii) a ARS 139.7 million decrease in the revenue from commissions, (iii) a ARS 122.0 million decrease in the revenue from admission rights, (iv) a ARS 119.9 million decrease in the revenue from parking fees, (v) a ARS 43.8 million decrease in the revenue from averaging of scheduled rent escalation; partially offset by (iv) an increase of ARS 191.9 million in other income, mainly attributable to the cancellation of the contract with Walmart.

●
Offices. Revenue from the Offices segment increased 74.5%, from ARS 1,236.3 million in fiscal year 2018 to ARS 2,157.7 million in fiscal year 2019, mainly as a result of increased rentals of the Zetta and PH office Park building and due to the effect of changes in the exchange rate from ARS 28.85 as of June 30, 2018 to ARS 42.46 as of June 30, 2019, as office leases are invoiced in dollars (but paid in ARS).

●
Sales and Developments. Revenue from the Sales and Developments segment decreased 78.2% from ARS 256.1 during fiscal year 2018 to ARS 57.7 million during fiscal year 2019. Such decreased mainly resulted from the sales of floors in Astor Beruti building and parking spaces in Rosario building in fiscal year 2018.

●
Others. Revenue from the Others segment increased ARS 143.3 million, up from ARS 24.6 million during fiscal year 2018 to ARS 167.9 million during fiscal year 2019, mainly due to revenue from La Arena S.A.

Costs

	Fiscal year ended June 30, 2019
	Income	Expenses and	Interest in	Information by
	statement	collective	joint	segment(1)
		promotion fund	ventures
	(in millions of ARS)
Shopping Malls	(4,313.7)	3,553.4	(16.1)	(776.4)
Offices	(377.5)	301.0	(41.1)	(117.6)
Sales and Developments	(51.3)	-	-	(51.3)
Others	(142.5)	-	-	(142.5)
Total costs	(4,884.9)	3,854.4	(57.2)	(1,087.8)

(1) See Note 6 to our Audited Consolidated Financial Statements.

	Fiscal year ended June 30, 2018
	Income statement	Expenses and collective promotion fund	Interest in joint ventures	Information by segment(1)
	(in millions of ARS)
Shopping Malls	(4,982.7)	4,163.2	(9.4)	(828.9)
Offices	(369.0)	284.6	(49.0)	(133.5)
Sales and Developments	(69.4)	-	-	(69.4)
Others	(39.9)	-	-	(39.9)
Total costs	(5,461.0)	4,447.8	(58.5)	(1,071.7)
(1) See Note 6 to our Audited Consolidated Financial Statements.

Total costs, according to the Statement of Comprehensive Income, decreased 10.5%, up from ARS 5,461.0 million during fiscal year 2018 to ARS 4,884.9 million during fiscal year 2019. Total costs as a percentage of total revenue decreased 35.1% during fiscal year 2018 to 33.6% during fiscal year 2019.

Costs from expenses and collective promotion fund decreased 13.3%, from ARS 4,447.8 million during fiscal year 2018 to ARS 3,854.4 million during fiscal year 2019. The variation was mainly due to a decrease in expenses and collective promotion fund generated by Shopping Malls, which decreased 14.6%, up from ARS 4,163.2 million during fiscal year 2018 to ARS 3,553.4 million during fiscal year 2019. This decrease was partially offset by an increase in the costs expense of the Office segment of ARS 16.4 million, up from ARS 284.6 million during fiscal year 2018 to ARS 301.0 million during fiscal year 2019.

Costs from our joint ventures decreased 2.1%, from ARS 58.5 million (ARS 9.4 million of which is attributable to the Shopping Malls segment and ARS 49.0 million to the Offices segment) during fiscal year 2018 to ARS 57.2 million (ARS 16.1 million of which is attributable to the Shopping Malls segment and ARS 41.1 million to the Offices segment) during fiscal year 2019.

Based on the information by segments (considering costs derived from our joint ventures, without considering costs from expenses and collective promotion fund, and intersegment costs), costs increased 1.5%, from ARS 1,071.7 million during fiscal year 2018 to ARS 1,087.8 million during fiscal year 2019. Total costs as a percentage of total revenue pursuant to the information by segments increased from 9.5% during fiscal year 2018 to 10.0% during fiscal year 2019.

●
Shopping Malls. Costs of our Shopping Malls segment decreased 6.3%, from ARS 828.9 million during fiscal year 2018 to ARS 776.4 million during fiscal year 2019, mainly generated by: (i) a decrease in salaries, social security costs and other personnel administrative expenses of ARS 43.9 million; (ii) a decrease in depreciation and amortization of ARS 20.1 million; and (iii) a decrease in maintenance, security, cleaning, repairs and othersexpenses of ARS 8.9 million; partially offset by: (iv) an increase in costs of leases and expenses for ARS 23.9 million (generated by the leases in U.S. dollar, due to the increase in the exchange rate). The Shopping Malls segment costs, as a percentage of revenue from this segment, increased from 8.5% during fiscal year 2018 to 9.1% during fiscal year 2019.

●
Offices. Costs of the Offices segment decreased 11.9%, from ARS 133.5 million during fiscal year 2018 to ARS 117.6 million during fiscal year 2019, mainly due to (i) a decrease in leases and expenses of ARS 10.9 million; (ii) a decrease in maintenance, security, cleaning, repairs and other expenses of ARS 6.0 million; (iii) a decrease in taxes, rates and contributions of ARS 3.8 million and; (iv) a decrease in fees and payments for services of ARS 3.2 million, partially offset by a (v) an increase in depreciation and amortization expense of ARS 7.5 million. Costs of the Offices segment, as a percentage of the revenue from this segment, decreased from 10.8% during fiscal year 2018 to 5.4% during fiscal year 2019.

●
Sales and Developments. Costs of the Sales and Developments segment decreased 26.1%, from ARS 69.4 million in fiscal year 2018 to ARS 51.3 million in fiscal year 2019, mainly for a lower cost of sales of properties for ARS 41.9 million, due to a decreased in the sell units of Beruti; partially offset by (i) an increase in maintenance, repairs and others of ARS 14.4 million; (ii) an increase in fees and payments for services of ARS 7.9 million, and (iii) an increase in taxes, rates and contributions of ARS 2.4 million, among other items. Costs of the Sales and Developments segment, as a percentage of the revenue from this segment, increased from 26.2% during 2018 to 88.9% during fiscal year 2019.

●
Others. Cost of the Others segment went from ARS 39.9 million during fiscal year 2018 to ARS 142.5 million during fiscal year 2019, as a result of the increase in the costs of La Arena S.A. and La Rural S.A., OFC S.R.L., Ogden S.A. and Eentretenimiento Universal S.A. – Unión Transitoria – (as administrator of the Centro de Convenciones y Exposiciones of the City of Buenos Aires).

Gross profit

	Fiscal year ended June 30, 2019
	Income statement	Expenses and collective promotion fund	Interest in Joint Ventures	Information by segment(1)
	(in millions of ARS)
Shopping Malls	7,563.5	139.8	60.9	7,764.2
Offices	2,055.9	4.9	(20.7)	2,040.1
Sales and Developments	6.4	-	-	6.4
Others	25.4	-	-	25.4
Total gross profit	9,651.2	144.7	40.2	9,836.1

(1) See Note 6 to our Audited Consolidated Financial Statements.

	Fiscal year ended June 30, 2018
	Income statement	Expenses and collective promotion fund	Interest in Joint Ventures	Information by segment(1)
	(in millions of ARS)
Shopping Malls	8,795.4	50.8	74.8	8,921.1
Offices	1,134.1	7.3	(38.5)	1,102.8
Sales and Developments	195.8	-	-	195.8
Others	(15.3)	-	-	(15.3)
Total gross profit	10,109.9	58.1	36.3	10,204.3

(1) See Note 6 to our Audited Consolidated Financial Statements.

Gross profit, according to the Statement of Comprehensive Income, decreased 4.5%, from ARS 10,109.9 million during fiscal year 2018 to ARS 9,651.2 million during fiscal year 2019. Gross profit as a percentage of total revenue increased from 64.9% in fiscal year 2018 to 66.4% in fiscal year 2019.

Gross profit from expenses and collective promotion fund increased 148.9%, from ARS 58.1 million (ARS 50.8 million of which is attributable to the Shopping Malls segment and ARS 7.3 million to the Offices segment) during fiscal year 2018 to ARS 144.7 million (ARS 139.8 million of which is attributable to the Shopping Malls segment and ARS 4.9 million to the Offices segment) during fiscal year 2019.

Gross profit from our joint ventures increased 10.9%, from ARS 36.3 million (ARS 74.8 million of which is attributable to the Shopping Malls segment and ARS 38.5 million (loss) to the Offices segment) during fiscal year 2018 to ARS 40.2 million (ARS 60.9 million (profit) is attributable to the Shopping Malls segment and ARS 20.7 million (loss) to the Offices segment) during fiscal year 2019.

Based on the information by segments, gross profit (considering gross profit derived from our joint ventures, without considering gross profit of expenses and collective promotion fund, and the intersegment gross profit) decreased 3.6%, from ARS 10,204.3 million during fiscal year 2018 to ARS 9,836.1 million during fiscal year 2019. Total gross profit as a percentage of total revenue went from 90.5% during fiscal year 2018 to 90.0% during fiscal year 2019.

●
Shopping Malls. Gross profit from the Shopping Malls segment decreased 13.0%, from ARS 8,921.1 million during fiscal year 2018 to ARS 7,764.2 million for fiscal year 2019, mainly as a result of a decrease in total sales of our tenants, giving rise to lower rental percentages under our lease agreements. Gross profit from our Shopping Malls segment as a percentage of revenue for the segment decreased from 91.5% during fiscal year 2018 to 90.9% during fiscal year 2019.

●
Offices. Gross profit from the Offices segment increased 85.0%, from ARS 1,102.8 million during fiscal year 2018 to ARS 2,040.1 million during fiscal year 2019, due to the income generated by the lease of Zetta building and the Argentine peso devaluation. (Because lease agreements are denominated in US Dollars). Gross profit from the Offices segment as a percentage of revenue from this segment increased from 89.2% during fiscal year 2018 to 94.6% during fiscal year 2019.
●
Sales and Developments. Gross profit from the Sales and Developments segment experienced a decrease of 96.7%, from ARS 195.8 million during fiscal year 2018 to ARS 6.4 million during fiscal year 2019, mainly resulted from lower incomes from sales of the floors in Beruti building and parking spaces in Rosario during fiscal year 2018. Gross profit from the Sales and Developments segment as a percentage of the revenue from this segment decreased from 73.8% during fiscal year 2018 to 11.1% during fiscal year 2019.
●
Others. Gross profit from the Others segment experienced a variation of ARS 40.7 million, from a loss of ARS 15.3 million during fiscal year 2018 to a profit of ARS 25.4 million during fiscal year 2019, mainly due to an increase of the incomes of this segment, in relation with the cost of this year explained above.

Net (loss) / gain from fair value for adjustments of investment properties

	Fiscal year ended June 30, 2019
	Income statement	Expenses and collective promotion fund	Interest in joint ventures	Information by segment(1)
	(in millions of ARS)
Shopping Malls	(40,419.3)	-	(161.6)	(40,580.9)
Offices	1,375.4	-	(676.0)	699.5
Sales and Developments	2,341.6	-	-	2,341.6
Others	(262.0)	-	-	(262.0)
Net (loss) from fair value for adjustments of investment properties	(36,964.3)	-	(837.6)	(37,801.8)

(1) See Note 6 to our Audited Consolidated Financial Statements.

	Fiscal year ended June 30, 2018
	Income statement	Expenses and collective promotion fund	Interest in joint ventures	Information by segment(1)
	(in millions of ARS)
Shopping Malls	6,208.2	-	58.1	6,266.2
Offices	5,872.8	-	998.6	6,871.4
Sales and Developments	1,377.7	-	-	1,377.7
Others	109.1	-	-	109.1
Net gain from fair value for adjustments of investment properties	13,567.8	-	1,056.7	14,624.5

(1) See Note 6 to our Audited Consolidated Financial Statements.

Net result from changes in fair value of investment properties for the fiscal year ended June 30, 2019 was a loss of ARS 37,801.8 million (ARS 40,580.9 million from our Shopping Malls segment and of ARS 262.0 million from the Others segment; a profit gain of ARS 699.5 million from the Offices segment; and ARS 2,341.6 million from the Sales and Developments segment). The net impact in the peso values of our shopping malls was primarily a consequence of macroeconomic changes and:

(i) a negative impact of 12,479.0 million generated by a decrease in the projected cash flows considering estimated growth rate for the shopping malls DCF, and due to the conversion into U.S. dollars of the projected cash flows considering estimated USD/ARS exchange rates;

(ii) an increase of 231 basis points in the discount rate, that is used to discount the projected cash flows from the Shopping Malls segment, mainly due to a significant increase in the country risk premium, as a result there was a decrease of ARS 12,784.9 million in the fair value of our Shopping Malls, assuming all other factors remain unchanged.

(iii) an increase of ARS 17,911.0 million as a consequence of the conversion of the value of the Shopping Malls in dollar terms into pesos considering the year-end exchange rate of ARS 42.263 per dollar.

In addition, the value of our shopping malls as of June 30, 2018, has been restated for inflation for comparative purposes as required by IAS 29. The impact of such restatement is an increase of ARS 32,141.7 million.

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

The value of our office and others, increased 10.9% in real terms during the fiscal year ended June 30, 2019 mainly due to the fact that a new building has been added to the office portfolio, the Zetta Building. In addition, we recognize from the Sales and Developments segment a profit of ARS 2,341.6 million for the fiscal year ended June 30, 2019 compared with a profit of ARS 1,377.7 million for the fiscal year ended June 30, 2018.

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

General and administrative expenses

	Fiscal year ended June 30, 2019
	Income statement	Expenses and collective promotion fund	Interest in joint ventures	Information by segment(1)
	(in millions of ARS)
Shopping Malls	(944.0)	-	(1.2)	(945.2)
Offices	(190.6)	-	(1.8)	(192.4)
Sales and Developments	(87.6)	-	-	(87.6)
Others	(106.9)	-	-	(106.9)
Total general and administrative expenses	(1,329.1)	-	(3.0)	(1,332.1)

(1) See Note 6 to our Audited Consolidated Financial Statements.

	Fiscal year ended June 30, 2018
	Income statement	Expenses and collective promotion fund	Interest in joint ventures	Information by segment(1)
	(in millions of ARS)
Shopping Malls	(845.3)	-	(8.0)	(853.2)
Offices	(101.0)	-	(2.1)	(103.2)
Sales and Developments	(100.4)	-	-	(100.4)
Others	(50.0)	-	-	(50.0)
Total general and administrative expenses	(1,096.7)	-	(10.1)	(1,106.8)
(1) See Note 6 to our Audited Consolidated Financial Statements.

General and administrative expenses, according to the Statement of Comprehensive Income, increased 21.2%, from ARS 1,096.7 million during fiscal year 2018 to ARS 1,329.1 million during fiscal year 2019. Total administrative expenses as a percentage of total revenue increased from 7.0% during fiscal year 2018 to 9.1% during fiscal year 2019.

General and administrative expenses from our joint ventures decreased 69.9% from ARS 10.1 million (ARS 8.0 million generated by Shopping Malls segment and ARS 2.1 million by the Offices segment) during fiscal year 2018 to ARS 3.0 million (ARS 1.2 million generated by Shopping Malls segment and ARS 1.8 million by the Offices segment) during fiscal year 2019.

Based on the information, administrative expenses (considering administrative expenses derived from our joint ventures and the intersegment eliminations) increased by 20.4%, from ARS 1,106.8 million during fiscal year 2018 to ARS 1,332.1 million during fiscal year 2019, mainly as a result of: (i) a ARS 92.0 million increase in administrative expenses of our Shopping Malls segment, (ii) a ARS 89.2 million increase in administrative expenses of our Offices segment, (iii) a ARS 56.9 million increase in administrative expenses of our Other segment; partially offset by (iv) a ARS 12.8 million decrease in administrative expenses of our Sales and Developments segment. Administrative expenses, pursuant to the information by segments, as a percentage of total revenue, increased from 9.8% during fiscal year 2018 to 12.2% during fiscal year 2019.

●
Shopping Malls. General and a Administrative expenses of Shopping Malls increased 10.8%, from ARS 853.2 million during fiscal year 2018 to ARS 945.2 million during fiscal year 2019, mainly due to: (i) an increase of ARS 130.6 million in salaries, social security costs and other personnel expenses;and (ii) an increase of ARS 27.2 million in maintenance, repair and service expenses and employees’ travel expenses; partially offset by (iii) a decrease of ARS 33.6 million in directors’ fees; (iv) a decrease of ARS 18.6 million in bank expenses; and (v) a decrease of ARS 12.4 million in fees and payments for services. General and administrative expenses of Shopping Malls as a percentage of revenue from such segment increased from 8.8% during fiscal year 2018 to 11.1% during fiscal year 2019.

●
Offices. General and administrative expenses of the Offices segment increased 86.5%, from ARS 103.2 million, during fiscal year 2018 to ARS 192.4 million during fiscal year 2019, mainly as a result of: (i) an increase of ARS 48.3 million in salaries, social security costs and other personnel expenses; (ii) an increase of ARS 21.2 million in directors’ fees; (iii) an increase of ARS 7.6 million in maintenance, repair and service expenses; and (iv) an increase of ARS 7.4 million in fees and payments for services. General and administrative expenses of the Offices segment as a percentage of revenue from this segment increased from 8.3% during fiscal year 2018 to 8.9% during fiscal year 2019.

●
Sales and Developments. General and administrative expenses of the Sales and Developments segment decreased ARS 12.8 million, from ARS 100.4 million during fiscal year 2018 to ARS 87.6 million during fiscal year 2019, mainly as a result of: (i) a ARS 12.5 million decrease in directors’ fees; (ii) a ARS 6.5 million decrease in bank expenses, fees and payments for services, taxes, rates and contributions; partially offset by (iii) an increase of ARS 5.2 million in salaries, social security charges and other personnel expenses, among other items. General and administrative expenses of the Sales and Developments segment as a percentage of revenue from this segment increase from 37.9% during fiscal year 2018 to 151.9% during fiscal year 2019.

●
Others. General and administrative expenses of the Others segment increase by ARS 56.9 million, from ARS 50.0 million during fiscal year 2018 to ARS 106.9 million during fiscal year 2019, mainly due to expenses of La Arena, related to the operation of the “DIRECTV ARENA” and La Rural S.A., OFC S.R.L., Ogden S.A and Entretenimieno Universal S.A. – Unión Transitoria – (as administrator of the Centro de Convenciones y Exposiciones of the City of Buenos Aires).

Selling expenses

	Fiscal year ended June 30, 2019
	Income statement	Expenses and collective promotion fund	Interest in joint ventures	Information by segment(1)
	(in millions of ARS)
Shopping Malls	(525.9)	-	(4.1)	(530.1)
Offices	(86.0)	-	(1.6)	(87.6)
Sales and Developments	(14.1)	-	-	(14.1)
Others	(20.4)	-	-	(20.4)
Total selling expenses	(646.5)	-	(5.7)	(652.2)

(1) See Note 6 to our Audited Consolidated Financial Statements.

	Fiscal year ended June 30, 2018
	Income statement	Expenses and collective promotion fund	Interest in joint ventures	Information by segment(1)
	(in millions of ARS)
Shopping Malls	(601.4)	-	(5.8)	(607.2)
Offices	(114.0)	-	(2.6)	(116.5)
Sales and Developments	(27.4)	-	-	(27.4)
Others	(9.7)	-	-	(9.7)
Total selling expenses	(752.4)	-	(8.4)	(760.8)

(1) See Note 6 to our Audited Consolidated Financial Statements.

Selling expenses, according to the Statement of Comprehensive Income, decreased 14.1%, from ARS 752.4 million during fiscal year 2018 to ARS 646.5 million during fiscal year 2019. Selling expenses as a percentage of total revenue decreased from 4.8% during fiscal year 2018 to 4.4% during fiscal year 2019.

Selling expenses from our joint ventures decrease, from ARS 8.4 million during fiscal year 2018 (ARS 5.8 million of which is attributable to the Shopping Malls segment and ARS 2.6 million to the Offices segment) to ARS 5.7 million during fiscal year 2019 (ARS 4.1 million of which is attributable to the Shopping Malls segment and ARS 1.6 million to the Offices segment).

Based on information, (considering selling expenses derived from our joint ventures and the inter-segment eliminations) selling expenses decreased 14.3%, from ARS 760.8 million during fiscal year 2018 to ARS 652.2 million during fiscal year 2019, mainly attributable to: (i) a ARS 77.1 million decrease in selling expenses from the Shopping Malls segment; (ii) a ARS 28.9 million decrease in selling expenses from the Offices segment; (iii) a ARS 13.3 million decrease in selling expense from the Sales and Developments segment; partially offset by: (iv) a ARS 10.8 million increase in selling expense from Other segment. Selling expenses (considering selling expenses derived from our joint ventures and inter-segment eliminations) as a percentage of total revenue decreased from 6.7% during fiscal year 2018 to 6.0% during fiscal year 2019.

●
Shopping Malls. Selling expenses from the Shopping Malls segment decreased 12,7%, from ARS 607.2 million during fiscal year 2018 to ARS 530.1 million during fiscal year 2019, mainly as a result of: (i) a decrease in advertising and other selling expenses of ARS 33.0 million; (ii) a decrease in taxes, rates and contributions of ARS 31.2 million and (iii) a decrease of ARS 16.7 million in allowance for doubtful accounts; partially offset by (iv) an increase in salaries, social security costs and other personnel expenses of ARS 2.8 million. Selling expenses as a percentage of revenue from the Shopping Malls segment remain flat in 6.2% during fiscal year 2018 and 2019.

●
Offices. Selling expenses from the Offices segment decreased 24.8% from ARS 116.5 million, during fiscal year 2018 to ARS 87.6 million during fiscal year 2019, mainly as a result of (i) a in decrease in allowance for doubtful accounts of ARS 61.8 million; partially offset by: (ii) an increase in taxes, rates and contributions of ARS 13.2 million (mainly due to turnover tax); (iii) an increase in advertising and other selling expenses of ARS 10.1 million; and (iv) an increase in salaries, social security costs and other personnel expenses of ARS 7.5 million. Selling expenses from the Offices segment as a percentage of the revenue from such segment decrease from 9.4% during fiscal year 2018 to 4.1% during fiscal year 2019.

●
Sales and Developments. Selling expenses from our Sales and Developments segment decreased 48.5% from ARS 27.4 million, during fiscal year 2018 to ARS 14.1 million during fiscal year 2019, mainly due to: (i) a decrease in taxes, rates and contributions of ARS 10.8 million and (ii) a decrease in fees and payments for services of ARS 2.6 million. Selling expenses from the Sales and Developments segment as a percentage of the revenue from such segment increased from 10.3% during fiscal year 2018 to 24.4% during fiscal year 2019.

●
Others. Selling expenses from the Others segment increased ARS 10.7 million, from ARS 9.7 million during fiscal year 2018 to ARS 20.4 million during fiscal year 2019, mainly by (i) an increase in allowance for doubtful accounts of ARS 3.8 million, (ii) an increase in taxes, rates and contributions of ARS 3.5 million and (iii) an increase advertising and other selling expenses of ARS 2.2 million.

Other operating results, net

	Fiscal year ended June 30, 2019
	Income statement	Expenses and collective promotion fund	Interest in joint ventures	Information by segment (1)
	(in millions of ARS)
Shopping Malls	(84.2)	(16.4)	(8.9)	(109.5)
Offices	(25.6)	(0.4)	1.5	(24.4)
Sales and Developments	(61.0)	-	-	(61.0)
Others	(330.8)	-	-	(330.8)
Total other operating results, net	(501.6)	(16.8)	(7.4)	(525.8)

(1) See Note 6 to our Audited Consolidated Financial Statements.

	Fiscal year ended June 30, 2018
	Income statement	Expenses and collective promotion fund	Interest in joint ventures	Information by segment (1)
	(in millions of ARS)
Shopping Malls	(111.8)	7.3	-	(104.6)
Offices	(2.3)	0.3	(3.6)	(5.6)
Sales and Developments	184.3	-	-	184.3
Others	37.2	-	-	37.2
Total other operating results, net	107.4	7.6	(3.6)	111.4

(1) See Note 6 to our Audited Consolidated Financial Statements.

Other operating results, net, according to the Statement of Comprehensive Income, decreased, from a ARS 107.4 million (profit) profit during fiscal year 2018 to a ARS 501.6 million loss during fiscal year 2019. Other operating results, net as a percentage of total revenue declined from 0.7% during fiscal year 2018 to (3.5%) during fiscal year 2019.

Other operating results, net from our joint ventures increased from ARS 3.6 million (allocated to the Offices segment), during fiscal year 2018 to ARS 7.4 million (ARS 8.9 million (loss) allocated to the Shopping Malls segment and ARS 1.5 million (gain) allocated to Offices segment) during fiscal year 2019.

Based on information by segment, (considering our joint ventures and the inter-segment eliminations) other operating results, net decreased from a profit of ARS 111.4 million during fiscal year 2018 to a loss of ARS 525.8 million during fiscal year 2019, mainly as a result of: (i) a loss of ARS 368.1 million in other operating results, net from the Others segment; (ii) a loss of ARS 245.3 million in other operating results, net from the Sales and Developments segment; (iii) a loss of ARS 18.9 million in other operating results, net from the Offices segment; partially offset by (iv) a loss of ARS 4.9 million in other operating results, net from the Shopping Malls segment. Other operating results, net as a percentage of revenue (considering our joint ventures and the inter-segment eliminations) declined from 1.0% during fiscal year 2018 to (4.8%) during fiscal year 2019.

●
Shopping Malls. Other operating results, net from the Shopping Malls segment went from a loss of ARS 104.6 million during fiscal year 2018 to a loss of ARS 109.5 million during fiscal year 2019, mainly as a result of: (i) an increase in donations and others of ARS 43.1 million, partially offset by; (ii) a decreased in lawsuits costs of ARS 23.1 million and (iii) an increase in the interest generated by operating credits of ARS 31.7 million. Other operating results, net from this segment as a percentage of the revenue from this segment went from (1.1%) during fiscal year 2018 to (1.3%) during fiscal year 2019.

●
Offices. Other operating results, net from the Offices segment went from a loss of ARS 5.6 million during fiscal year 2018 to a loss of ARS 24.4 million during fiscal year 2019, mainly attributable to a increase in donations and others. Other operating results, net from this segment as a percentage of the revenue from this segment went from (0.5%) during fiscal year 2018 to (1.1%) during fiscal year 2019.

●
Sales and Developments. Other operating results, net from the Sales and Developments segment went from a profit of ARS 184.3 million during fiscal year 2018 to a loss of ARS 61.0 million during fiscal year 2019, mainly attributable to the result of the sell of the second floor of the Intercontinental Building for a total of ARS 193.8 million during fiscal year 2018. Other operating results, net from this segment as a percentage of the revenue from this segment went from 69.5% during fiscal year 2018 to (105.8%) during fiscal year 2019.

●
Others. Other operating results, net from the Others segment went from a profit of ARS 37.2 million, during fiscal year 2018 to a loss of ARS 330.8 million during fiscal year 2019, due to (i) a loss on the sale of Tarshop of ARS 171.7 million and (ii) a loss due to the impairment in the goodwill of La Arena for a total of ARS 184.4 million.

Profit (loss) from operations

	Fiscal year ended June 30, 2019
	Income statement	Expenses and collective promotion fund	Interest in joint ventures	Information by segment (1)
	(in millions of ARS)
Shopping Malls	(34,409.9)	123.3	(115.0)	(34,401.5)
Offices	3,129.2	4.5	(698.5)	2,435.2
Sales and Developments	2,185.3	-	-	2,185.3
Others	(694.8)	-	-	(694.8)
Total loss from operations	(29,790.2)	127.8	(813.5)	(30,475.8)

(1) See Note 6 to our Audited Consolidated Financial Statements.

	Fiscal year ended June 30, 2018
	Income statement	Expenses and collective promotion fund	Interest in joint ventures	Information by segment (1)
	(in millions of ARS)
Shopping Malls	13,445.1	58.2	119.1	13,622.3
Offices	6,789.6	7.6	951.8	7,749.0
Sales and Developments	1,630.1	-	-	1,630.1
Others	71.3	-	-	71.3
Total profit from operations	21,936.1	65.7	1.070.9	23,072.7

(1) See Note 6 to our Audited Consolidated Financial Statements.

Total result from operations, according to the Statement of Comprehensive Income, went from a profit of ARS 21,936.1 million during fiscal year 2018 to a loss of ARS 29,790.2 million during fiscal year 2019.

Operating result from our joint ventures went form a gain of ARS 1,070.9 million (ARS 951.8 million of which is attributable to the Offices segment and ARS 119.1 million to the Shopping Malls segment) during fiscal year 2018 to a loss of ARS 813.5 million (ARS 698.5 million of which is attributable to the Offices segment and ARS 115.0 million to the Shopping Malls segment) during fiscal year 2019.

Based on the information by segment (considering the incomes derived from our joint ventures, without considering income of expenses and collective promotion and expenses fund, and the intersegment income), operating income went from a profit of ARS 23,072,7 million during fiscal year 2018 to a loss of ARS 30,475.8 million during fiscal year 2019, mainly as a result of: (i) a ARS 48,023.8 million decrease in operating result from the Shopping Malls; (ii) a ARS 5,313.8 million decrease in operating result from the Offices, (iii) a decrease in operating result from the Other Segment of ARS 766.1 million; partially offset by (iv) a ARS 555.2 million increase in operating result from Sales and Developments.

●
Shopping Malls. Operating result from the Shopping Malls segment went from a profit of ARS 13,622.3 million during fiscal year 2018, to a loss of ARS 34,401.5 million during fiscal year 2019. Operating result from the Shopping Malls segment as a percentage of the revenue from such segment went from 139.7% during fiscal year 2018 to (402.8%) during fiscal year 2019.

●
Offices. Operating result from the Offices segment decreased, from ARS 7,749.0 million during fiscal year 2018 to ARS 2,435.2 million during fiscal year 2019. Operating result from the Offices segment, as a percentage of the revenue from such segment, decreased from 626.8% during fiscal year 2018 to 112.9% during fiscal year 2019.

●
Sales and Developments. Operating result from the Sales and Developments segment increased from ARS 1,630.1 million during fiscal year 2018 to ARS 2,185.3 million during fiscal year 2019.

●
Others. Operating result from the Others segment went from a profit of ARS 71.3 million during fiscal year 2018 to a loss of ARS 694.8 million during fiscal year 2019.

Share of profit (loss) of associates and joint ventures

The share of profit of associates and joint ventures decreased by ARS 1,465.3 million, from a profit of ARS 887.4 million during fiscal year 2018 to a loss of ARS 578.0 million during fiscal year 2019. This variation was mainly due to (i) a loss of ARS 1,460.8 million generated by our Offices segment; (ii) a loss of ARS 242.4 million generated by our Shopping Malls segment, and (iii) a profit of ARS 237.8 million from our Others segment.

●
Shopping Malls. The share of profit of associates and joint ventures from the Shopping Malls segment increased by ARS 242.4 million, from a loss of ARS 94.5 million during fiscal year 2018 to a profit of ARS 147.9 million during fiscal year 2019, generated by our interest in NPSF, mainly because of the impact on result the fair value of the investment properties held by NPSF.

●
Offices. The share of profit of associates and joint ventures from the Offices segment decreased by ARS 1,460.8 million, from a profit of ARS 876.8 million during fiscal year 2018 to a loss of ARS 583.9 million during fiscal year 2019, generated by our interest in Quality Invest S.A., mainly because of the result in the fair value of the investment properties.

●
Others. The share of profit of associates and joint ventures from the Others segment increased by ARS 237.8 million, from a loss of ARS 84.0 million during fiscal year 2018 to a profit of ARS 153.8 million during fiscal year 2019, mainly generated by a higher profit from our investment in La Rural and La Arena.

Financial results, net

Financial results, net varied 81.2%, from a loss of ARS 9,009.3 million during fiscal year 2018 to a loss of ARS 1,692.8 million during fiscal year 2019.

●
The financial result variations was mainly due to the net exchange rate variation of 101.0%, from ARS 8,319.8 million net loss during fiscal year 2018 to ARS 84.3 million net profit during fiscal year 2019. This was because during fiscal year 2018 the devaluation rate was higher than the inflation rate (73.4% vs 29.5% respectively), while during the fiscal year 2019, the devaluation rate was lower than the inflation rate (47.7% vs 55.7% respectively).

●
The impact described above was partially offset by: (i) an increase in the net loss interest, from ARS 1,768.8 million loss during fiscal year 2018 to ARS 2,907.1 million net loss during fiscal year 2019; and (ii) a decrease in fair value gains of financial assets at fair value through profit or loss of ARS 690.7 million, from ARS 2,282.0 million profit in the fiscal year 2018 to ARS 1,591.3 million profit in the fiscal year 2019; and (iii) a decrease in inflation adjustment of ARS 744.3 million, from ARS 1,045.1 million loss during fiscal year 2018 to ARS 300.9 million during fiscal year 2019.

Income tax expense

Income tax expense decreased 6.1%, from ARS 6,534.3 million profit during fiscal year 2018 to a ARS 6,138.0 million (profit) during fiscal year 2019.

In determining the income tax charge, we apply the deferred tax method, recognizing the temporary differences between the book value, the valuation of assets and liabilities for tax purposes and the application of tax loss carryforwards. For this reason, the amount shown as income tax reflects not only the amount payable but also the recognition of the tax on the taxable income as booked.

Additionally, this year in the income tax expense line, there is included the corresponding tax for the revaluation of the fixed assets that was adopted by certain companies of the group. The total amount reached a loss of ARS 394.9 million.

Total profit (loss) for the year

As a result of the factors described above, the income for the year 2019 decreased ARS 46,271.5 million, from a profit of ARS 20,348.5 million during fiscal year 2018 to a loss of ARS 25,923.0 million during fiscal year 2019. Income attributable to our parent company's shareholders decreased 231.3%, from a profit of ARS 19,624.1 million during fiscal year 2018 to a loss of ARS 25,772.7 million during fiscal year 2019. Income attributable to the non-controlling interest decreased 120.8%, from a profit of ARS 724.3 million during fiscal year 2018 to a loss of ARS 150.3 million during fiscal year 2019.

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

Cash flow information

	Fiscal years ended June 30,
	2020	2019	2018
	(in millions of ARS )

Net cash flow generated by operating activities	4,889.6	5,588.0	7,025.5
Net cash flow used in investing activities	(2,879.5)	(4,957.9)	(9,726.8)
Net cash flow (used in) generated by financing activities	(3,561.3)	(2,631.3)	4,959.2
Net (decrease) increase in cash and cash equivalents	(1,551.2)	(2,001.2)	2,257.9

Fiscal year 2020

As of June 30, 2020, we had cash and cash equivalents of ARS 4,626.6 million, a decrease of ARS 1551.2 million compared to June 30, 2019. The decrease was primarily due to cash outflows for the loans granted to related parties for a total of ARS 4,718.7 million, the payment of interest for a total of ARS 3,015.7 milllion, the acquisition of investment properties for a total of ARS 2,451.3 million, partially offset by cash inflows from operating activities for ARS 4,889.6 million, the purchase of financial assets, net for ARS 3,875.2 million and the short-term loans, net for ARS 1,288.8 million.

Fiscal year 2019

As of June 30, 2019, we had cash and cash equivalents of ARS 6,001.3 million, a decrease of ARS 2,001.2 million compared to June 30, 2018. The decrease was primarily due to cash outflows for the payment of interest with a total of ARS 2,893.6 million, the acquisition of investment properties for a total of ARS 2,506.0 million the advance payments to suppliers for a total of ARS 4,042.5 million and the dividend paid for ARS 1,007.5 million, partially offset by cash inflows from operating activities for ARS 5,588.0 million.

Fiscal year 2018

As of June 30, 2018, we had cash and cash equivalents of ARS 8,100.5 million, an increase of ARS 2,257.9 million compared to June 30, 2017. The increase was primarily due to cash inflows of ARS 7,025.5 million related to net cash generated by operating activities and the issuance of non-convertible notes for ARS 6,588.3 million and borrowings obtained of ARS 1,775.9 million, partially offset by cash outflows from the acquisition of investment properties for ARS 3,075.0 million and the purchase of financial assets, net of ARS 7,048.6 million, the payment of interest for ARS 1,875.2 million and the dividend paid for ARS 1,834.4 million.

Operating activities

Fiscal year 2020

Our operating activities for the fiscal year ended June 30, 2020 generated net cash inflows of ARS 4,889.6 million, mainly due to: (i) an operating profit of ARS 18,153.2 million; (ii) a profit of ARS 25,126.3 million in the fair value of investment properties, partially offset by (iii) a loss of ARS 5,374.0 million in income tax expense; and (iv) net financial results of ARS 6,915.5.million.

Fiscal year 2019

Our operating activities for the fiscal year ended June 30, 2019 generated net cash inflows of ARS 5,588.0 million, mainly due to: (i) an operating loss of ARS 25,923.0 million; (ii) a profit of ARS 6,138.0 million in income tax expense; (iii) a loss of ARS 36,964.3 million in the fair value of investment properties; partially offset by (iv) net financial results of ARS 864.8.million.

Fiscal year 2018

Our operating activities for the fiscal year ended June 30, 2018 generated net cash inflows of ARS 7,025.5 million, mainly due to: (i) an operating income of ARS 20,348.5 million; (ii) a profit of ARS 6,534.3 million in income tax expense; (iii) net financial results of ARS 8,027.1 million; (iv) profit of ARS 13,567.8 million in the fair value of investment activities; and (v) a profit of ARS 887.4 million in our associates and joint ventures.

Investment activities

Fiscal year 2020

Cash used in investing activities was ARS 2,879.5 million for the fiscal year ended June 30, 2020 primarily due to: (i) loans granted to related parties in a principal amount of ARS 4,718.7 million; and (ii) acquisition of investment properties of ARS 2,451.3 million; partially offset by cash inflows from (iii) the purchase of financial assets, net of ARS 3,875.2 million.

Fiscal year 2019

Cash used in investing activities was ARS 4,957.9 million for the fiscal year ended June 30, 2019 primarily due to: (i) advances to suppliers of ARS 4,042.5 million; and (ii) acquisition of investment properties of ARS 2,506.0 million; partially offset by (iii) an increase in net financial assets of ARS 1,346.9 million.

Fiscal year 2018

Cash used in investing activities was ARS 9,726.8 million for the fiscal year ended June 30, 2018 primarily due to: (i) the purchase of net financial assets of ARS 7,048.6 million; (ii) acquisition of investment properties in the amount of ARS 3,075.0 million; (iii) payments of interest for ARS 1,875.2 million and (iv) the dividend paid for ARS 1,834.4 million.

Financing activities

Fiscal year 2020

Cash used in financing activities was ARS 3,561.3 million for the fiscal year ended on June 30, 2020, primarily due to: (i) payment of interest for ARS 3,015.7 million; (ii) dividends paid of ARS 730.3 million;and (iii) repurchase of non-convertible notes for ARS 510.2 million; partially offset by (iv) borrowings in a principal amount of ARS 1,288.9 million.

Fiscal year 2019

Cash used in financing activities was ARS 2,631.3 million for the fiscal year ended on June 30, 2019, primarily due to: (i) the cancel of loans for ARS 2,966.9 million; (ii) interest expenses for ARS 2,893.6 million; (iii) dividends paid for ARS 1,007.5; (iv) payments of financial derivatives of ARS 972.2 million; partially offset by (v) borrowings in a principal amount of ARS 3,332.4 million; and (vi) settlements of financial derivatives of ARS 1,574.2 million.

Fiscal year 2018

Cash generated from financing activities was ARS 4,959.2 million for the fiscal year ended on June 30, 2018, primarily due to: (i) the issuance of notes for ARS 6,588.3 million and (ii) borrowings in a principal amount of ARS 1,775.9 million; partially offset by (iii) interest expense of ARS 1,875.2 million; and (iv) dividend payments of ARS 1,834.4 million.

Capital expenditures

Fiscal year 2020

During the fiscal year ended June 30, 2020, we incurred capital expenditures of ARS 2,621.8 million, of which: (i) ARS 2,451.3 million was used in the acquisition of investment properties, mainly, in the offices segment; and (ii) ARS 159.2 million was related to the acquisition of property, plant and equipment; and (iii) ARS 11.3 million was related to advanced payments.

Fiscal year 2019

During the fiscal year ended June 30, 2019, we incurred capital expenditures of ARS 6,637.9 million, of which: (i) ARS 2,506.0 million was used in the acquisition of investment properties, mainly, in the offices segment; and (ii) ARS 89.4 million was related to the acquisition of property, plant and  equipment; and (iii) ARS 4,042.5 million was related to advanced payments mainly by the acquisition of new units on the Catalinas building.

Fiscal year 2018

During the fiscal year ended June 30, 2018, we incurred capital expenditures of ARS 3,365.7 million, of which: (i) ARS 3,075.0 million was used in the acquisition of investment properties, mainly, in the Offices segment; and (ii) ARS 52.5 million was related to the acquisition of property, plant and equipment; and (iii) ARS 238.2 million was related to advanced payments.

Indebtedness

Our total consolidated debt outstanding as of June 30, 2020, was ARS 32,827 million, 95.9% of which was denominated in U.S. dollars and the remaining 4.1% was denominated in Pesos. The following table presents a breakdown of our indebtedness as of June 30, 2020 with a breakdown of its main components:

		As of June 30, 2020
		Less than a year	From 1 to 2 years	From 2 to 3 years	From 3 to 4 years	More than 4 years	Total	% (7)
Financial and Bank Loans:		(in thousands of Pesos)
Notes Series II due 2023(1)	USD	583,710	—	24,892,762	—	—	25,476,472	8.75
Notes Series IV due 2020(2)	USD	9,488,654	—	—	—	—	9,488,654	5.00
Bank overdrafts(3)	ARS	1,399,190	—	—	—	—	1,399,190	Mixed rate
Bank loan(4)	USD	1,098,208	756,741	567,896	—	—	2,422,845	Libor
AABE Debt(5)	ARS	181,744	—	—	—	—	181,744	Libor
Total financial and bank loans		12,751,506	756,741	24,460,658	-	—	38,968,905
Non-controlling shareholder loans (6)	USD	110,651	—	-	-	—	110,651	8.5%
Total debt		12,862,157	756,741	24,460,658	-	—	39,079,556
Cash and cash equivalents and current investments in financial assets							(10,894,986)

(1) On March 23, 2016, we issued non-convertible notes Series II due March 23, 2023. Interest is payable on a half-yearly basis and principal will be repaid at maturity.
(2) On September 12, 2017, we issued non-convertible notes Series IV due on September 14, 2020. Interest was payable on a quarterly basis and principal at maturity. These notes were fully repaid at maturity on September 14, 2020.
(3) Granted by multiple financial institutions. Overdrafts accrue interest at rates ranging from 54.50% to 150.00% annually, and are due within a maximum term of three months from each year end.
(4) On February 16, 2018, Panamerican Mall S.A. subscribed a loan with Banco Citi for USD 35 million that accrues interest at a Libor rate plus 1.9% spread and maturity of February 16, 2023.
(5) Debt assumed pursuant to the joint venture agreement entered into in 2002 between Boulevard Norte S.A. and Sociedad Rural Argentina, for the payment of an outstanding balance for the purchase of Predio Ferial Palermo, which debt accrues interest at Libor.
(6) Includes credit lines with non controlling shareholders which accrue interest fixed rate.
(7) Average weighted rates.

..Issuance of notes

IRSA CP’s series II 8.75% notes due 2023

On March 3, 2016, we launched a cash tender offer for any and all of our outstanding 7.875% Notes due 2017, Series I. On March 23, 2016, we issued new notes in an aggregate principal amount of USD360 million under our Global Note Program. The Series II Notes accrue interest, at a fixed rate of 8.75% per annum payable semi-annually in arrears, and are repayable upon maturity, on March 23, 2023. Their issue price was 98.722% of the principal amount. On September 15, 2020, Communication “A” 7,106 established that companies must refinance maturities of financial debt capital in the period from October 15, 2020 to March 31, 2021. In this sense, the Central Bank will give access to companies for less than 40% of maturities and companies must refinance the rest within at least two years. Fore more informarion see “Item 10. Additional Information—D. Exchange Controls”, if Communication “A” 7,106 is extended after March 31, 2021, the maturity of this Note would be affected by such measure. The proceeds were used: (a) to repurchase our Series I Notes in an outstanding principal amount of USD120 million and (b) to repay the USD240.0 million balance due to IRSA for our acquisition of certain office properties and land reserves in December 2014, together with accrued interest thereon. Our Series II Notes due 2023 are subject to certain covenants, events of default and limitations, such as the limitation on incurrence of additional indebtedness, limitation on restricted payments, limitation on transactions with affiliates, and limitation on merger, consolidation and sale of all or substantially all assets.

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

●
we must be able to incur at least USD1.00 of Additional Indebtedness after giving effect to the debt incurrence and

●
the aggregate amount of such Restricted Payment does not exceed the sum of:

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

IRSA CP’s series IV 5.00% notes due 2020

On September 12, 2017, we issued the Series IV Notes under Argentine law in a principal amount of USD140,000,000, at a fixed rate of 5.00%, which was matured and canceled on September 14, 2020.

Panamerican Mall bank loan

On February 16, 2018, our subsidiary Panamerican Mall subscribed a loan with Citibank for USD35 million at LIBOR + 1.9%. As a result of a swap transaction the interest rate was fixed at an all in cost of 6.04%. The loan matures on February 16, 2023. Loan proceeds were used mainly for completion phase I of the scheduled construction work for the Polo Dot office building.

Communication “A” 7,106

On September 15, 2020, Communication “A” 7,106 established that companies must refinance maturities of financial debt capital in the period from October 15, 2020 to March 31, 2021. In this sense, the Central Bank will give access to companies for less than 40% of maturities and companies must refinance the rest within at least two years. Fore more informarion see. “Item 10. Additional Information—D. Exchange Controls.”

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

D. Trend Information

International Macroeconomic Outlook

As reported in the IMF’s “World Economic Outlook,” world GDP is expected to be reduced (4.9)% in 2020 and recover 5.4% in 2021. As with the April 2020 WEO projections, there is a higher-than-usual degree of uncertainty around this forecast. The baseline projection rests on key assumptions about the fallout from the pandemic. In economies with declining infection rates, the slower recovery path in the updated forecast reflects persistent social distancing into the second half of 2020; greater scarring (damage to supply potential) from the larger-than-anticipated hit to activity during the lockdown in the first and second quarters of 2020; and a hit to productivity as surviving businesses ramp up necessary workplace safety and hygiene practices. For economies struggling to control infection rates, a lengthier lockdown will inflict an additional toll on activity. Moreover, the forecast assumes that financial conditions—which have eased following the release of the April 2020 WEO — will remain broadly at current levels. Alternative outcomes to those in the baseline are clearly possible, and not just because of how the pandemic is evolving.

All countries including those that have seemingly passed peaks in infections—should ensure that their health care systems are adequately resourced. The international community must vastly step up its support of national initiatives, including through financial assistance to countries with limited health care capacity and channeling of funding for vaccine production as trials advance, so that adequate, affordable doses are quickly available to all countries. Where lockdowns are required, economic policy should continue to cushion household income losses with sizable, well-targeted measures as well as provide supportto firms suffering the consequences of mandated restrictions on activity. Where economies are reopening, targeted support should be gradually unwound as the recovery gets underway, and policies should provide stimulus to lift demand and ease and incentivize the reallocation of resources away from sectors likely to emerge persistently smaller after the pandemic.

Strong multilateral cooperation remains essential on multiple fronts. Liquidity assistance is urgently needed for countries confronting health crises and external funding shortfalls, including through debt relief and financing through the global financial safety net. Beyond the pandemic, policymakers must cooperate to resolve trade and technology tensions that endanger an eventual recovery from the COVID-19 crisis. Furthermore, building on the record drop in greenhouse gas emissions during the pandemic, policymakers should both implement their climate change mitigation commitments and work together to scale up equitably designed carbon taxation or equivalent schemes. The global community must act now to avoid a repeat of this catastrophe by building global stockpiles of essential supplies and protective equipment, funding research and supporting public health systems, and putting in place effective modalities for delivering relief to the neediest.

Argentine macroeconomic context

At the end of 2019, the economy faced a severe balance of payments crisis and public debt. Faced with this scenario, the National Government adopted a set of measures designed to face the most immediate manifestations of the crisis and to stabilize the macroeconomy. Regarding monetary policy, the Central Bank of Argentina defined a series of guidelines, highlighting the referring to interest rates and exchange rate management. Foreign exchange regulations and the moderation in prices linked to the limited volatility of the exchange rate allowed a marked reduction of the LELIQ rate from 68% to 38% nominal annually. The progress made the financial system better prepared to face the emergency caused by COVID-19.

Shopping malls sales reached a total ARS 4,297.1 million in July 2020, which represents a 73.0% decrease as compared to fiscal 2019. Accumulated sales for the first seven months ARS 47,212.0, represent a 45.3% decrease in current terms as compared to the same period last year.

The INDEC reported that, for the eight months ended August 31, 2020, industrial activity in Argentina contracted by 12.5% compared to the same period in 2019. The textile industry accumulated a 35.2% contraction during the first eight months of 2020 as compared to the same period last year. Moreover, the monthly estimation of economic activity (“EMAE”) as of July 31, 2020, contracted by 13.2% compared to the same month in 2019.

Regarding the balance of payments, in the second quarter of 2020 the current account superavit reached USD2,824 million, with USD4,971 million allocated to the goods and services trade balance, and USD2,484 million to the net primary deficit, and a surplus of USD337 million to net secondary income.

During the second quarter of 2020, the financial account showed net outflow of USD 2,514 million, explained by the net acquisition of financial assets for USD 893 million, and net cancellation of liabilities of USD 1,621 million. The sectors that have explained these outflows have been Other sectors for USD 2,433 million and the Government for USD 1,324 million, partially offsetting by the net income of the Central Bank for USD 1,293 million. The international reserves decreased by USD 793 million during the second quarter of 2020.

In local financial markets, the Private Badlar rate in Pesos ranged from 46.69% to 29.69% in the period from July 2019 to June 2020, averaging 40.31% in June 2020 compared to 50.90% in June 2019. As of June 30, 2020, the seller exchange rate quoted by Banco de la Nación Argentina was ARS 70.4600 pesos per USD1.00. As of June 30, 2020, Argentina’s country risk increased by 1,660 basis points in year-on-year terms. The debt premium paid by Argentina was 2,495 basis points in June 2020, compared to 380 basis points paid by Brazil and 312 basis points paid by Mexico.

As of October 8, 2020, the Private Badlar rate in Pesos peaked at 29.69%. As of October 8, 2020, the seller exchange rate quoted by Banco de la Nación Argentina was of ARS 77.10 pesos per USD1.00. As of September 8, 2020, Argentina’s country risk reduced by 683 basis points in year-on-year terms. The debt  premium paid by Argentina was at 1,366 basis points as of October 8, 2020, compared to 315 basis points paid by Brazil and 259 basis points paid by Mexico as of that same date.

Likewise, in the national and international framework described above, we periodically analyze alternatives to appreciate the value of our shares. In that sense, our board of directors will continue evaluating financial, economic and / or corporate tools that allow us to improve our position in the market and have the necessary liquidity to meet our obligations. Within the framework of this analysis, the indicated tools may be linked to corporate reorganization processes (merger, spin-off or a combination of both), disposal of assets in public and / or private form that may include real estate as well as negotiable securities we own, incorporation of shareholders through capital increases through the public offering of shares to attract new capital, repurchase of shares and instruments similar to those described that are useful to the proposed objectives.

Evolution of Shopping Malls in Argentina

In September 2020, the Consumer Confidence Index (CCI) showed a 2.4% decline compared to August 2020, and a 4.2% decrease compared to September 2019. Shopping mall sales decreased 82.2% in the fiscal 2020 compared to fiscal 2019.

Evolution of Office Properties in Argentina

According to Colliers International, as of June 30, 2020, the A+ and A-rated office inventory decreased compared to 2019 to 1,827,742 sqm. The vacancy rate was steady at approximately 11.2% during the second quarter of calendar year 2020. These values indicate that the market is healthy in terms of its operations, allowing an optimum level of supply with robust values.

Compared to the previous quarter, the Premium Offices prices decreased in the order of USD 24.3 per square meter compared to the previous quarter, and showed the same period last year, which was USD 25.3 per square meter. Theprices for A+ properties were USD 27.39 per square meter for the second quarter of 2020. In this context, Catalinas presents as the zone with higher prices per square meter, reaching an average of USD 33.0. Likewise, the industry reported a 3.0% decreased in rental prices for A-rated properties compared to the first quarter of 2020, reaching an average of USD 22.06 per square meter, in which the North zone of Ciudad de Buenos Aires reach the higher prices, reaching USD 30.7 per square meter.

E. Off-Balance Sheet Arrangements

As of June 30, 2020, we did not have any off-balance sheet transactions, arrangements or obligations with unconsolidated entities or others that are reasonably likely to have a material effect on our financial condition, results of operations or liquidity.

F. Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of June 30, 2020. When the applicable interest rate is variable, the amount disclosed has been determined by reference to the existing conditions at the reporting date.

	Payments due by period
	Less than 1 year	Between 1 and 2 years	Between 2 and 3 years	Between 3 and 4 years	More than 4 years	Total(1)
	(in thousands of ARS)
Borrowings (excluding finance leases liabilities)	14,086,808	2,118,449	27,192,442	64,633	39,956	43,502,288
Leases liabilities	52,536	49,19	51,304	54,317	1,291,751	1,499,098
Derivative financial instruments	81,54	28,324	6,427	—	—	116,291
Total	14,220,884	2,195,963	27,250,173	118,95	1,331,707	45,117,677

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

As of the date of this Annual Report, our board of directors is comprised of nine directors and seven alternate directors. The table below contains certain information relating to our directors and alternate directors. For more information see: “Recent Developments - Board Meeting”:

Directors	Date of Birth	Position	Date Appointed to Office	Expiration of Term in office	Current Position Held Since
Eduardo Sergio Elsztain	01/26/1960	Chairman	2017	2020	1994
Saúl Zang	12/30/1945	First Vice-Chairman	2019	2022	2003
Alejandro Gustavo Elsztain	03/31/1966	Executive Vice-Chairman and Chief Executive Officer	2018	2021	2003
Daniel Ricardo Elsztain	12/22/1972	Regular Director and Chief Operating Officer	2017	2020	2004
Fernando Adrián Elsztain	01/04/1961	Regular Director	2018	2021	1998
Leonardo Fabricio Fernández	06/30/1967	Regular Director	2018	2021	2007
Isela Angélica Costantini(1)	12/08/1971	Regular Director	2019	2022	2017
Marcos Oscar Barylka(1)	06/29/1945	Regular Director	2017	2020	2016
Javier Kizlansky(1)	08/20/1967	Regular Director	2019	2022	2019
Gastón Armando Lernoud	06/04/1968	Alternate Director	2017	2020	2010
Juan Manuel Quintana	02/11/1966	Alternate Director	2017	2020	2003
Pablo Daniel Vergara del Carril	10/03/1965	Alternate Director	2019	2022	2006
Salvador Darío Bergel	04/17/1932	Alternate Director	2018	2021	2006
Mauricio Elías Wior	10/23/1956	Alternate Director	2018	2021	2006
Gabriel Adolfo Gregorio Reznik	11/18/1958	Alternate Director	2019	2022	2004
Enrique Antonini	03/16/1950	Alternate Director	2019	2022	2007

(1) Independent directors, pursuant to Rule 10A-3(b)(1) of the Exchange Act.

The following is a brief biographical description of each member of our board of directors:

Eduardo Sergio Elsztain. Mr. Elsztain has been engaged in the real estate business for more than 25 years and has served as chairman of our board of directors since 1994. He is chairman of the board of directors of IRSA, Cresud, IDB Development Corporation Ltd., Discount Investment Corporation Ltd., Banco Hipotecario S.A., BrasilAgro Companhia Brasileira de Propriedades Agrícolas Ltda., Austral Gold Ltd. and Consultores Assets Management S.A., among others. Mr. Elsztain chairs Fundación IRSA, is also a member of the World Economic Forum, the Council of the Americas, the Group of 50 and Argentina’s Business Association (AEA), among others. He is co-Founder of Endeavor Argentina and Vice-President of the World Jewish Congress. He is Fernando Adrián Elsztain’s cousin and Alejandro Gustavo Elsztain and Daniel Ricardo Elsztain’s brother.

Saúl Zang. Mr. Zang obtained a law degree from the Universidad de Buenos Aires. He is a member of the International Bar Association and of the Interamerican Federation of Lawyers. He was a founding partner of Zang, Bergel & Viñes Law Firm. Mr. Zang is vice-chairman of Cresud, IRSA, Consultores Assets Management S.A. and other companies such as Fibesa S.A. and chairman of the board of directors of Puerto Retiro S.A. He is also member of the board of directors of IDB Development Corporation Ltd., Discount Investment Corporation Ltd., Banco Hipotecario S.A., BrasilAgro Companhia Brasileira de Propiedades Agrícolas Ltda., BACS Banco de Crédito y Securitización S.A., Nuevas Fronteras S.A. and Palermo Invest S.A., among other companies.

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

Daniel Ricardo Elsztain. Mr. Elsztain obtained a degree in economic sciences from Universidad Torcuato Di Tella and has a master’s degree in business administration in Universidad Austral IAE. He is the Chief Operating Officer of the Company since 2011. Previously, he was the Chief Commercial and Marketing Officer and has been in charge of the real estate investment in New York between 2008 and 2011. He is also Chairman of EHSA, Entretenimiento Universal S.A., Boulevard Norte S.A. and Ogden Argentina S.A. as well as director of IRSA, among other companies. Mr. Elsztain is Mr. Eduardo Sergio Elsztain’s and Mr. Alejandro Gustavo Elsztain’s brother and Fernando Adrián Elsztain’s cousin.

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

Gabriel Adolfo Gregorio Reznik. Mr. Reznik obtained a degree in civil engineering from the Universidad de Buenos Aires. He worked for IRSA from 1992 until May 2005. He previously worked for an independent construction company in Argentina. He is regular director of Banco Hipotecario S.A and Alternate director IRSA Inversiones y Representaciones S.A. among others.

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

Employment contracts with certain members of our board of directors

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

Senior management

The board of directors appoints and removes the senior management. Senior management performs its duties in accordance with the instructions of our board of directors. The following chart shows information about our current senior management:

Name	Date of birth	Position	Currentpositionheld since
Alejandro Gustavo Elsztain	03/31/1966	Chief Executive Officer	2002
Daniel Ricardo Elsztain	12/22/1972	Chief Operating Officer	2011
Matías Iván Gaivironsky	02/23/1976	Chief Financial and Administrative Officer	2016
Arnaldo Jawerbaum	08/13/1966	General Operation Manager	2020
Jorge Cruces	11/07/1966	Chief Investment Officer	2020

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

Arnaldo Jawerbaum. Mr. Jawerbaum graduated as architect from Universidad de Belgrano. With a career of more than 20 years in the Company, he has served as Commercial Manager from 1997 to 2002, Marketing Manager in Fibesa S.A. from 2003 to 2017, Chief Investment Officer between 2017 and 2020, and currently he was appointed as General Operation Manager.

Jorge Cruces. Mr. Jorge Cruces serves as Chief Investment Officer and additionally is Director of TGLT. He has been Manager of Urban Development at Banco Hipotecario SA. He is a member of the Board of Directors of the Business Chamber of Urban Developers. In relation to academics, he is Coordinator of the Executive Program of Real Estate Management at Universidad Torcuato Di Tella. Mr. Cruces is an Architect graduated from the University of Belgrano with master’s degrees in Business Administration, mentions in Finance and Strategic Administration.

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

The following table sets forth information about the members of our Supervisory Committee who were elected at the Annual General Ordinary Shareholders’ Meeting held on October 31, 2019. Appointments will expire at the next annual shareholders’ meeting which is expected to be held on or about October 26, 2020.

Name	Date of birth	Office in IRSA CP	Current officeheld since
José Daniel Abelovich	07/20/1956	Regular Syndic	2005
Marcelo Héctor Fuxman	11/30/1955	Regular Syndic	2010
Noemí Ivonne Cohn	05/20/1959	Regular Syndic	2010
Gastón Gabriel Lizitza	09/06/1972	Alternate Syndic	2017
Roberto Daniel Murmis	04/07/1959	Alternate Syndic	2010
Alicia Graciela Rigueira	12/02/1951	Alternate Syndic	2010

Set forth below is a brief biographical description of each member of our Supervisory Committee:

José Daniel Abelovich. Mr. Abelovich obtained a degree in accounting from the Universidad de Buenos Aires. He is a founding member and partner of Abelovich, Polano & Asociados S.R.L., a member firm of Nexia International. Formerly, he was manager of Harteneck, López y Cía/Coopers & Lybrand and has served as a senior advisor in Argentina for the United Nations and the World Bank. He is a member, among others, of the supervisory committees of Cresud, IRSA, Hoteles Argentinos S.A., Inversora Bolívar S.A. and Banco Hipotecario S.A.

Marcelo Héctor Fuxman. Mr. Fuxman obtained a degree in accounting from the Universidad de Buenos Aires. He is a partner of Abelovich, Polano & Asociados S.R.L., a member firm of Nexia International. He is also a member, among others, of the supervisory committees of Cresud, IRSA, Inversora Bolívar S.A. and Banco Hipotecario S.A.

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

On October 31, 2019, our board of directors appointed Javier Kizlansky, Isela Angélica Costantini and Marcos Barylka, all of whom are independent board members for purposes of U.S. Securities Law requirements, as members of our Audit Committee. We have a fully independent Audit Committee as per the standard provided in Rule 10(A)-3(b)(1) of the general rules and regulations promulgated under the U.S. Securities Exchange Act. See Item 15. Controls and Procedures.

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

At our annual ordinary shareholders’ meeting held on October 30, 2019, the shareholders resolved to pay aggregate compensation of ARS 263,238,220 to the members of the board of directors for all services rendered during the fiscal year ended June 30, 2019.

Supervisory Committee

The shareholders’ meeting held on October 30, 2019, approved payment of aggregate compensation of ARS 1,260,000 to the members of our Supervisory Committee for services rendered during the fiscal year ended June 30, 2019.

Senior management

Our senior managers are paid a fixed salary that is determined on the basis of their experience, competencies and background. Senior management is also paid an annual bonus that varies depending on the performance of each individual and on the results of our operations. For the year ended June 30, 2020, our senior management team, including members of our board of directors, were paid aggregate compensation of ARS 117,976,412.

Audit committee

The members of our Audit Committee do not receive compensation other than fees for their services as members of the board of directors.

Defined contribution plan

We have a defined contribution plan covering the members of our management team. The Plan became effective on January 1, 2006. Employees may begin participation voluntarily on monthly enrollment dates. Participants may make pre-tax contributions to the Plan of up to 2.5% of their monthly salary, or the “Base Contributions”, and pretax contributions of up to 15% of their annual bonuses, or “Extraordinary Contributions”. Under the Plan, we match employee contributions to the plan at a rate of 200% for Base Contributions and 300% for Extraordinary Contributions. Contribution expense was ARS 29.6 million, ARS 32.2 million and ARS 24.4 million for the fiscal years ended June 30, 2020, 2019 and 2018, respectively. Employee contributions are held in a mutual fund. Contributions we make on behalf of our employees are held temporarily in a company account until the trust is set up. Individual participants may direct the trustee to invest their accounts in authorized investment alternatives. Participants or their assignees, as the case may be, may have access to 100% of our contributions under the following circumstances:

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

The board of directors invited executive officers and key employees to participate as beneficiaries and their decision to join was voluntary. Under the plan’s framework, share-based contributions by IRSA for executive officers and key employees were calculated based on the annual bonus for the years 2011, 2012, 2013. Participants or their successors in interest will have access to 100% of thebenefits in the following events:

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

Compensation Committee

There is no compensation committee.

 D. Employees

As of June 30, 2020, we had 784 employees, of which 365 are subject to collective bargaining agreements. We believe that we have good relations with our employees. We subcontract certain operational functions related to our business to third parties primarily through tender processes for construction of development projects and for the provision of security, maintenance and cleaning services related to our shopping malls and office properties.

The following table shows the number of employees as of the indicated dates:

	Fiscal year ended June 30,
	2020	2019	2018
IRSA Propiedades Comerciales S.A.	663	755	788
Emprendimiento Recoleta S.A.(1)	0	0	30
Fibesa S.A.	18	18	21
Panamerican Mall S.A.	61	68	66
Arcos del Gourmet S.A.	26	7	7
Nuevo Puerto Santa Fe S.A.	16	17	16
Total	784	865	928
(1)  End of concession on December 2018.

E. Share Ownership

The following table sets forth the amount and percentage ownership of our common shares beneficially owned by our directors, members of our senior management and members of our Supervisory Committee, as of June 30, 2020.

Share ownership
Name	Position	Number of shares	(%)
(in thousands)
Directors
Eduardo Sergio Elsztain(1)	Chairman	106,715	84.69
Saúl Zang	First Vice-Chairman	—	—
Alejandro Gustavo Elsztain	Executive Vice-Chairman / Chief Executive Officer	796	*
Daniel Ricardo Elsztain	Director / Chief Operating Officer	22	*
Fernando Adrián Elsztain	Director	—	—
Javier Kizlanzky	Director	—	—
Leonardo Fabricio Fernández	Director	—	—
Marcos Oscar Barylka	Director	—	—
Isela Angelica Constantini	Director	—	—
Enrique Antonini	Alternate Director	—	—
Gastón Armando Lernoud	Alternate Director	2	*
Pablo Daniel Vergara del Carril	Alternate Director	1	*
Salvador Darío Bergel	Alternate Director	—	—
Mauricio Elías Wior	Alternate Director	—	—
Gabriel A.G. Reznik	Alternate Director	—	—
Juan Manuel Quintana	Alternate Director	—	—
Senior Management
Matías Gaivironsky	Chief Administrative and Financial Officer	1	*
Jorge Cruces	Chief Investment Officer	6	*
Arnaldo Jawerbaum	General Operation Manager	2	*
Supervisory Committee
José Daniel Abelovich	Member	—	—
Marcelo Héctor Fuxman	Member	—	—
Noemi Cohn	Member	—	—
Gastón Gabriel Lizitza	Alternate Member	—	—
Roberto Daniel Murmis	Alternate Member	—	—
Alicia Graciela Rigueira	Alternate Member	—	—

*
Less than 1%.

(1) Mr. Eduardo Sergio Elsztain, chairman of our board of directors, beneficially owns, as of June 30, 2020, 176,560,853 common shares of Cresud representing 35.2% of its total share capital. Although Mr. Elsztain does not own a majority of the common shares of Cresud, he is its largest shareholder and exercises substantial influence over Cresud. Cresud, as of June 30, 2020, owned (directly and indirectly) 62.06% of IRSA’s common shares. If Mr. Elsztain were considered to control Cresud due to his significant influence over it, he would be considered to be the beneficial owner of 63.09% of IRSA’s common shares (which includes (i) 356,913,421 common shares owned by Cresud, (ii) 2,188,790 common shares owned by Cresud’s subsidiary, Helmir S.A., and (iii) 5,956,675 common shares owned by Consultores Venture Capital Uruguay S.A, a company controlled by Eduardo Elsztain). IRSA, as of June 30, 2020, owns 80.65% of our common shares, which includes: (i) 99,894,541 common shares directly owned by IRSA; (ii) 1,709,392 common shares owned by E-Commerce, a company fully owned by IRSA; and (iii) 20,733 common shares owned by Tyrus, a company fully owned by IRSA. Additionally, (i) Mr. Elsztain directly owns 44,252 common shares, (ii) Cresud directly owns 3,304,977 common shares, and (iii) Consultores Venture Capital Uruguay S.A. owns 1,741,600 common shares. If Mr. Elsztain were considered the beneficial owner of 63.09% of IRSA, he would be the beneficial owner of 84.69% of our common shares.

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

ITEM 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

Information about Major Shareholders

Share Ownership as of June 30, 2020

The following table sets forth information regarding ownership of our capital stock by each person known to us to own beneficially at least 5% of our common shares, the ANSES and all our directors and officers as a group, as of June 30, 2020:

	Share ownership as of June 30, 2020
	Number of common shares(in thousands)	Percent of total(%)(1)

IRSA (2)	101,625	80.6
Directors and officers excluding Eduardo Sergio Elsztain(3)	851	0.7
ANSES	2,132	1.7
Total	104,608	83.0
(1) Figures may not seem due to rounding.
(2) Mr. Eduardo Sergio Elsztain, chairman of our board of directors, beneficially owns, as of June 30, 2020, 176,560,853 common shares of Cresud representing 35.2% of its total share capital. Although Mr. Elsztain does not own a majority of the common shares of Cresud, he is its largest shareholder and exercises substantial influence over Cresud. Cresud, as of June 30, 2020, owned (directly and indirectly) 62.06% of IRSA’s common shares. If Mr. Elsztain were considered to control Cresud due to his significant influence over it, he would be considered to be the beneficial owner of 63.09% of IRSA’s common shares (which includes (i) 356,913,421 common shares owned by Cresud, (ii) 2,188,790 common shares owned by Cresud’s subsidiary, Helmir S.A., and (iii) 5,956,675 common shares owned by Consultores Venture Capital Uruguay S.A, a company controlled by Eduardo Elsztain). IRSA, as of June 30, 2020, owns 80.65% of our common shares, which includes: (i) 99,894,541 common shares directly owned by IRSA; (ii) 1,709,392 common shares owned by E-Commerce, a company fully owned by IRSA; and (iii) 20,733 common shares owned by Tyrus, a company fully owned by IRSA. Additionally, (i) Mr. Elsztain directly owns 44,252 common shares, (ii) Cresud directly owns 3,304,977 common shares, and (iii) Consultores Venture Capital Uruguay S.A. owns 1,741,600 common shares. If Mr. Elsztain were considered the beneficial owner of 63.09% of IRSA, he would be the beneficial owner of 84.69% of our common shares.
(3) Includes only direct ownership of our directors and senior management, other than Mr. Elsztain. Information as of June 30, 2020.

Through its ownership of our common shares, IRSA currently has voting control over us and the power to direct or influence the direction of our management and policies. IRSA is an Argentine real estate company engaged in a range of real estate activities. IRSA’s common shares are listed and traded on ByMA and on the New York Stock Exchange.

As of June 30, 2020, Cresud owned 62.0% of IRSA’s common shares. Cresud is a leading Argentine producer of basic agricultural products. Cresud’s common shares are listed and traded on ByMA and on NASDAQ.

Changes in Share Ownership

	Percentage Share Ownership as of June 30,
	2020	2019	2018	2017	2016
IRSA (1)	80.6	82.3	86.3	94.6	94.6
Directors and officers	0.7	0.6	0.1	0.1	0.1
ANSES	1.7	1.6	1.4	1.4	1.4

(1) Mr. Eduardo Sergio Elsztain, chairman of our board of directors, beneficially owns, as of June 30, 2020, 176,560,853 common shares of Cresud representing 35.2% of its total share capital. Although Mr. Elsztain does not own a majority of the common shares of Cresud, he is its largest shareholder and exercises substantial influence over Cresud. Cresud, as of June 30, 2020, owned (directly and indirectly) 62.06% of IRSA’s common shares. If Mr. Elsztain were considered to control Cresud due to his significant influence over it, he would be considered to be the beneficial owner of 63.09% of IRSA’s common shares (which includes (i) 356,913,421 common shares owned by Cresud, (ii) 2,188,790 common shares owned by Cresud’s subsidiary, Helmir S.A., and (iii) 5,956,675 common shares owned by Consultores Venture Capital Uruguay S.A, a company controlled by Eduardo Elsztain). IRSA, as of June 30, 2020, owns 80.65% of our common shares, which includes: (i) 99,894,541 common shares directly owned by IRSA; (ii) 1,709,392 common shares owned by E-Commerce, a company fully owned by IRSA; and (iii) 20,733 common shares owned by Tyrus, a company fully owned by IRSA. Additionally, (i) Mr. Elsztain directly owns 44,252 common shares, (ii) Cresud directly owns 3,304,977 common shares, and (iii) Consultores Venture Capital Uruguay S.A. owns 1,741,600 common shares. If Mr. Elsztain were considered the beneficial owner of 63.09% of IRSA, he would be the beneficial owner of 84.69% of our common shares.

Differences in Voting Rights

Our major shareholders do not have different voting rights.

Arrangements for change in control

There are no arrangements that may at a subsequent date result in a change in control.

Securities held in the host country

As of June 30, 2020, we had 126,014,050 common shares issued and outstanding of which 109,324,798 (or 86.8%) were held in Argentina. As of June 30, 2019, we had 4,172,313 ADS outstanding (representing 16,689,252 of our common shares, or 13.2% of all of our total common shares issued and outstanding). As of such date, we had 38 registered holders of our ADS in the United States.

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

Offices and shopping malls spaces leases

IRSA and Cresud rent office space for their executive offices located at the Intercontinental Plaza tower at Moreno 877, floor 24, City of Buenos Aires, Argentina, which we have owned since December 2014. They also rent space that we own at the Abasto Shopping Mall.

The offices of Eduardo S. Elsztain, the chairman of our board of directors and our controlling shareholder, are located at Bolivar 108, City of Buenos Aires, Argentina. This property has been rented to a company controlled by family members of Mr. Elsztain, and to a company controlled by Fernando A. Elsztain, one of our directors and the cousin of Mr. Eduardo S. Elsztain, and members of his family.

●
In addition, BACS Banco de Crédito y Securitización S.A. (“BACS”), BHN Sociedad de Inversión S.A., BHN Seguros Generales S.A. and BHN Vida S.A. rent offices owned by us in different buildings.

●
Furthermore, we also lease various spaces in our shopping malls (stores, stands, storage space or advertising space) to third parties and related parties such as Banco Hipotecario S.A.

Leases entered into with associates have included similar provisions and amounts to those included in agreements with third parties.

Agreement for the Exchange of Corporate Services with Cresud and IRSA

Considering that each of Cresud, IRSA and us have operations that overlap to a certain extent, our board of directors deemed it advisable to implement alternatives designed to reduce certain fixed costs of our combined activities and to mitigate their impact on our operating results while seizing and optimizing the individual efficiencies of each of them in the different areas comprising the management of operations.

To such end, on June 30, 2004, we, Cresud and IRSA entered into a Master Agreement for the Exchange of Corporate Services, or the “Framework Agreement,” which has been amended several times in line with evolving operating requirements. The goal of the Framework Agreement is to increase efficiency in the distribution and deployment of corporate resources and reduce operating costs. The Framework Agreement had an initial term of 24 months and is renewable automatically for additional 24-month terms, unless terminated by any of the parties upon prior notice.

The Framework Agreement currently provides for the exchange and sharing of services among the following areas: Corporate Human Resources; Administration and Finance; Planning; Institutional Relations; Compliance; Shared Services Center; Safety; Legal Affairs – Corporate; Technical; Infrastructure and Services; Purchases and Hiring; Proceedings and Permits; Corporate Environment and Quality; Investments; Rental Offices; Bolívar; Real Estate Business Board of Directors to be Distributed; Attorneys-in–Fact; General Management Department to be Distributed; Board of Directors’ Safety; Real Estate Business Management; and Real Estate Business Human Resources and Accounting and Reporting.

Annually, a review of the criteria used in the determination of pricing for corporate services, as well as the bases of cost distribution and supporting documentation used in the aforementioned process. The risk management and audit area coordinate the review, which, in turn, periodically delegated the review to an external consultant. The operations described above allow Cresud, IRSA and us to keep our strategic and commercial decisions fully independent and confidential, with cost and profit apportionment allocated on the basis of operating efficiency and equity, without any one company benefiting at the expense of the others.

Hospitality Services

We and our related parties hire, on certain occasions, hotel services and lease conference rooms for events held at Nuevas Fronteras S.A., Hoteles Argentinos S.A. and Llao Llao Resorts S.A., subsidiaries of IRSA, all on arm’s-length terms and conditions.

Financial and Service Operations

We work with several financial entities in Argentina for operations including, but not limited to, credit, investment, purchase and sale of securities and financial derivatives. Such entities include Banco Hipotecario S.A. and its subsidiaries. Furthermore, Banco Hipotecario and BACS usually act as underwriters in capital market transactions we undertake. In addition, we invest from time to time our cash in mutual funds managed by BACS Administradora de Activos S.A. S.G.F.C.I., which is a subsidiary of Banco Hipotecario S.A., among other entities.

Donations to Fundación IRSA and Fundación Museo de los Niños

Fundación IRSA is a non-profit charity that seeks to support and generate initiatives concerning education, the promotion of corporate social responsibility and the entrepreneurial spirit of young adults. It carries out corporate volunteer programs and fosters donations from our employees. The main members of Fundación IRSA’s board of directors are: Eduardo S. Elsztain (President); Saúl Zang (Vice President I); Alejandro Elsztain (Vice President II); Mariana C. de Elsztain (Secretary), Oscar Marcos Barylka (Director) and Marcos Slipakoff (Treasurer). It finances its activities with donations from us, IRSA CP, Cresud and other related companies.

On October 31, 1997, we entered into an agreement with Fundación IRSA whereby 3,800 square meters of the developed area at Abasto Shopping Mall was granted under a gratuitous bailment agreement for a term of 30 years. Subsequently, on October 29, 1999, Fundación IRSA assigned free of cost all the rights of use over such space and its respective obligations to Fundación Museo de los Niños. On November 29, 2005, we signed another agreement with Fundación Museo de los Niños granting under gratuitous bailment 2,670 square meters of the developed area at Alto Rosario shopping mall for a term of 30 years.

Fundación Museo de los Niños is a non-profit institution created by the founders of Fundación IRSA and its members are the same as those of Fundación IRSA.

Fundación Museo de los Niños has used these spaces to set up Abasto Shopping Mall and Museo de los Niños and Rosario, two interactive learning centers intended for children and adults. The agreements described above establish that the payment of common charges and direct expenses related to the services performed by these spaces must be borne by Fundación Museo de los Niños.

Borrowings

In the ordinary course of our business, we enter into loan agreements or credit facilities with related companies. The loans under these loan agreements and credit facilities accrue interest at prevailing market rates.

Line of credit granted to IRSA

On April 1, 2019, as amended on May 13, 2020, we granted a line of credit to IRSA and its subsidiaries that do not consolidate with us in a principal amount up to USD 180,000,000 on the following terms: (1) the credit line may be funded in U.S. dollars or in Pesos; (2) up to three year term to maturity not extendable without our consent; and (3) interest payable at a rate equal to the yield on IRSA’s existing local bonds due 2020, or, if IRSA’s 2020 bonds are early redeemed or otherwise cancelled, at an interest rate equal to the yield on local bonds issued by us plus 50 basis points. The interest rate is readjusted quarterly and applied to the outstanding loan balances and to new disbursements in such quarter.

Purchase of financial assets

We usually invest excess cash in instruments that may include those issued by related companies, acquired at issuance or from unrelated third parties in secondary market transactions.

Legal services

We receive legal services from Estudio Zang, Bergel & Viñes, in which Saúl Zang and Salvador D. Bergel were founding partner and Juan Manuel Quintana and Pablo Vergara del Carril are partners. Mr. Zang is a member of our board of directors and those of certain related companies. Mr. Bergel, Mr. Quintana and Mr. Vergara del Carril serve as alternate members of our board of directors. See “Directors, Senior Management and Employees—Directors and Senior Management—Board of Directors.”

Purchases and sales of properties

In the ordinary course of our business, we may acquire from or sell to our related parties certain real estate properties used for rental purposes or otherwise, subject to our Audit Committee’s approval. Our Audit Committee must render an opinion as to whether the terms of these transactions can reasonably be expected to have been obtained by us in a comparable transaction on an arm’s-length basis with unrelated parties. In addition, if our Audit Committee so requires, valuation reports by independent specialist third parties must be obtained.

Investment Properties transferred from IRSA

On November 1, 2018, we bought from IRSA 14,213 square meters of gross leasable area of the building “Catalinas” in the City of Buenos Aires, Argentina.

The Catalinas building will consist of a total of 35,208 square meters of gross leasable area including 30 office floors and 316 underground parking spaces, and is currently under construction. The purchase price of the sale was USD 60,305,674. In previous transactions, IRSA had sold 16,194 square meters of gross leasable area in the Catalinas building to us. Our Audit Committee approved the sale from IRSA.

Transfer of Tax Credits

Sociedad Anónima Carnes Pampeanas S.A. (a company controlled by Cresud) and Cresud, assigned credits to us and other related parties corresponding to value added tax export refunds related to such companies’ business activity.

For further information regarding related party transactions see Note 30 to our Audited Consolidated Financial Statements.

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

On February 14, 2019, the Chamber decided to condemn the Government of the City of Buenos Aires ("GCBA") and Arcos, providing for the partial annulment of resolution 157 / APRA / 14 at the point that it did not consider appropriate for Arcos to transfer 65% of the land for use and public utility with unrestricted access and destined "especially and preferably to the generation of new landscaped green spaces". Consequently, it was resolved that the GCBA must issue an administrative act that provides for this assignment. If it does not do so, Arcos must also comply with said assignment, either on the premises where the commercial center is currently located, be it totally or partially on land adjacent to the area. Failing to do this, Arcos del Gourmet S.A. ("Arcos") must pay, prior to the realization of an expert report to be ordered in the execution stage, the sum of money necessary in order for the Administration to proceed to the search for a property with the objective of fulfilling the aforementioned purpose. If none of the aforementioned forms of compliance are specified, the power to order will be expedited - prior intervention of the relevant experts and / or technical departments of the corresponding GCBA - the demolition of the necessary works in order to comply with the ordered assignment.

Against that judgment, an appeal for local unconstitutionality was filed on March 11, 2019 and a federal extraordinary appeal on March 15, 2019. After the relevant transfers were made, the Chamber decided to reject the appeal for unconstitutionality raised, which is why on May 29, 2019, a complaint was lodged due to an appeal of unconstitutionality denied. Said appeal is pending before the Superior Court of Justice of the City of Buenos Aires. On June 10, 2019, said the Court urged Arcos to accompany additional documentation. This documentation consists of provisions dictated by different departments of the Government of the City of Buenos Aires. Such intimation was fulfilled in a timely manner.

Due to all of the foregoing, the Company's legal advisors, although they consider that the outcome of the complaint is still uncertain, they consider that even if it is unfavorable, there is a low probability that, once the court ruling in the case is signed and once all recursive instances have been exhausted, the demolition of the works carried out in the Property is definitively ordered.

Caballito

On July 20, 2020 we have been notified of the filing of a protection action (amparo) that is processed before the Administrative and Tax Litigation Jurisdiction of the City of Buenos Aires, Court 24, Secretariat 47 where the plaintiff has requested the nullity of: 1) Administrative act that grants the certificate of environmental aptitude and 2) Administrative act that registered the plans of the work called –Caballito Chico– located on Avellaneda 1400, City of Buenos Aires, because it is understood that they contain defects in their essential elements, for being violative of the provisions contained in the Urban Planning Code and of the complementary regulations in force at the time of initiating the process and for causing irreparable damage to the environment and rights of collective incidence. The transfer was answered by the precautionary measure and by the substantive action. The transfer of said presentation was answered. On August 13, 2020, the following precautionary measure was decreed that orders: a) the suspension of the effects of the administrative acts granted by the CCA (DI-2018-1865-DGEVA and that registered the plans and; b) the stoppage of construction work carried out on the property located at Avellaneda 1400, City of Buenos Aires. The issuance of said precautionary measure was appealed. On October 1, 2020, the Chamber confirmed the precautionary measure. The Government of the City of Buenos Aires appealed the measure by filing a Constitutional Challenge.

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

Fiscal year	Dividend Paid stated in terms of the measuring unit current as of June, 30, 2020	Dividend per share paid stated in terms of the measuring unit current as of June 30, 2020	Dividend paid stated in terms of the measuring unit current as of the date of the each corresponding Shareholders’ meeting (1)	Dividend per share paid stated in terms of the measuring unit current as of the date of the each corresponding Shareholders’ meeting (1)
	(in thousands of ARS )	(ARS )	(in thousands of ARS)	(ARS )
2018(1)	1,834,412	14.5572	680,000	5.3962
2019	1,007,548	7.9955	545,000	4.3249
2020	731,016	5.8011	595,000	4.7217

 (1) The decisions made on the basis of years’ results prior to the application of IAS 29, are not subject to revision.

B. Significant changes

This section is not applicable.

ITEM 9. The Offer and Listing

A. The offer and listing details

The following summary provides information concerning our share capital and briefly describes all material provisions of our bylaws and the Argentine Corporation Law.

Stock Exchanges in which our securities are listed

Our common shares are listed on ByMA, the successor to Merval, under the ticker “IRCP.” ADSs representing our common shares are listed on the NASDAQ Global Market under the ticker “IRCP.” Our outstanding capital stock consists of ARS 126,014,050 represented by 126,014,050 common shares of ARS 1.00 face or nominal value per share, with one vote per share. All of the common shares are validly issued, fully paid and non assessable.

As of that date of this Annual Report: (1) we had no other shares of any class or series issued and outstanding; and (2) there are no outstanding convertible notes to acquire our shares. Our common shares have one vote per share. All outstanding shares are validly issued, fully paid and non-assessable. As of June 30, 2020, there were approximately 5,752 holders of our common shares.

Price history of our stock

Our common shares are listed and traded on ByMA under the ticker “IRCP”. The shares have been listed on ByMA and its predecessor, Merval, since March 26, 1996. ADS are listed and traded on the NASDAQ Global Market under the symbol “IRCP”. Each ADS represents four common shares. The ADS were listed on the NASDAQ on November 15, 2000, acting as depository of the ADS.

Due to the aggregate ownership of approximately 80.65% as of June 30, 2020 by our principal shareholder, the liquidity of our common shares is restricted. This may result in limited or no trading in our common shares or ADS during a trading day.

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

The Capital Markets Law, as currently in effect, sets forth the following key goals and principles:

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

●
Strengthens due process guarantees in favor of persons on entities sanctioned by the CNV and increases the amount of the fines, between ARS 100,000 and ARS 100 million, which can be increased up to five times the benefits perceived with the infraction.

●
Returns functions such as supervision, inspection and control of agents and operations, to the stock exchanges and clearing houses without this implying delegation of the powers of the CNV.

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

●
Allows the offeror to freely set the offer price in a voluntary tender offer.

Information regarding the ByMA(1)

	As of June 30,
	2020	2019

Market capitalization (in billions of ARS )	2,252	9,099
Average daily trading volume(2) (in millions of ARS )	1,528	1,252
Number of listed companies(3)	89	96

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

As of June 30, 2020, approximately 89 companies had equity securities listed on, or being transitioned to the ByMA. The Argentine securities markets generally have substantially more volatility than securities markets in the United States and certain developed countries. The S&P Merval index experienced a 44.9% increase in calendar year 2016, a 77.7% increase in 2017, a 0.8% increase in 2018, and a 39.6% increase in 2019. In order to avoid large fluctuations in securities prices of traded securities, the ByMA operates a system pursuant to which the negotiation of a particular security is suspended for 15 minutes when the price of the security registers a variation between 10% and 15% and between 15% and 20%, during any trading session. Any additional 5% variation in the price of the security results in additional 10 minutes successive suspension periods.

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

Argentine Corporations Law No. 19,550 provides that when a director has an interest that conflicts with that the company, the director should notify the board of directors and the supervisory committee and abstain in any vote to consider such matter. Any violation of this regulation may result in the director being jointly and severally unlimitedly liable.

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

Rights, preferences and restrictions attaching to the common shares

Dividend rights

Argentine Corporations Law No. 19,550 establishes that the distribution and payment of dividends to shareholders is valid only if they result from realized and net earnings of the company pursuant to an annual financial statements approved by the shareholders. The approval, amount and payment of dividends are subject to the approval of our annual ordinary shareholders meeting of the company. That approval requires the affirmative vote of the majority of the present votes with right to vote at the meeting.

Pursuant to Argentine Corporations Law No. 19,550 and Section 28 of our bylaws, liquid and realized profits of each fiscal year shall be distributed as follows:

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

Voting rights and staggered elections

Our share capital is composed of book-entry common shares with face value of ARS 1.00 per share and entitled to one vote each.

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

Quorum and Voting Requirements

The quorum for ordinary meetings of shareholders on first call is a majority of the common shares entitled to vote, and action may be taken by the affirmative vote of an absolute majority of the common shares present that are entitled to vote on such action. If a quorum is not available, a second call meeting may be held at which action may be taken by the holders of an absolute majority of the common shares present, regardless of the number of such common shares. The quorum for an extraordinary shareholders’ meeting on first call is 60% of the common shares entitled to vote, and if such quorum is not available, a second call meeting may be held, for which there are no quorum requirements, according to our bylaws.

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

At the shareholders’ meeting held on October 29, 2018, our shareholders voted to amend Section Seventh (establishing that if there is an Issuance of Shares, the shareholders’ preemptive right will be exercised as established in the prospect of the issuance), Tenth (establishing the issuance of Negotiable Obligations may be decided by the Board of Directors) and Twenty-First (describing the duties of the Audit Committee as well as authorizing the Audit Committee to hold meeting via conference, teleconference of any other electronic means). Such amendments were duly registered with the Public Registry of the City of Buenos Aires.

C. Material Contracts

We have not entered into any material contracts outside the ordinary course of business other than those contracts described in the Related Party Transactions and Our Indebtedness Sections contained in this Annual Report.

D. Exchange Controls

On September 1, 2019, the Argentine government issued Decree No. 609/2019, pursuant to which foreign exchange controls were temporarily imposed until December 31, 2019. On January 3, 2020, the Argentine government issued Decree No. 91/2019, which permanently extended the foreign exchange controls that expired on December 31, 2019. A consolidated text of the currently applicable exchange control regulations can be found in Communication “A” 6,844/2019, as amended, issued by the Central Bank on December 6, 2019. On December 27, 2019 and December 30, 2019, the Central Bank issued Communications “A” 6,854/2019 and “A” 6,856/2019, respectively, pursuant to which the exchange control regulations found in Communication “A” 6,844/2019 remain effective after December 31, 2019. A brief summary of the exchange control regulations in force as of the date of this Annual Report is set forth below.

Exports of Goods

Exporters of goods must repatriate, and settle in pesos through the foreign exchange market, the proceeds from exports cleared through customs after September 2, 2019. For operations with related parties and exports of certain goods, the regulations provide that exporters have 15 days from the time the export cleared customs, to settle the proceeds from such exports (i.e., convert the proceeds from the exports from foreign currently into Argentine pesos) in the foreign exchange market. For all other transactions, exporters have 180 days from the date the export cleared customs, to settle the proceeds from such exports in the foreign exchange market.

Sale of Non-Financial Assets

Proceeds in foreign currency from the sale of non-financial assets must be repatriated and settled in pesos in the foreign exchange market within five business days from the date of collection in Argentina or abroad, or the date of deposit of such amounts in foreign bank accounts.

Exports of Services

Exporters of services must repatriate, and settle in pesos through the foreign exchange market, the proceeds from their exports within five business days from the date of collection in Argentina or abroad, or the date of deposit of such amounts in foreign bank accounts.

Imports of Goods and Services

Importers of goods and/or services must obtain prior authorization from the Central Bank for the settlement of foreign currency-denominated debts in connection with the import of goods and services. Importers are exempt from such requirement for due or overdue payments in connection with the import of goods provided by non-resident related companies when such payments do not exceed the equivalent of USD 2 million per month per resident importer.

Foreign Assets

Prior authorization from the Central Bank is required for the acquisition of foreign assets (e.g., purchase of foreign currency, among others) and for derivative transactions by Argentine companies, Argentine local governments, Argentine mutual funds, trusts and other Argentine entities. Individuals must request authorization when the value of such assets exceed USD 200 (in the case of withdrawals from Argentine bank accounts) or USD 100 (in the case of cash purchases) in any calendar month.

External Financial Indebtedness

Borrowers must repatriate and settle in the foreign exchange market the proceeds from financial indebtedness incurred after September 1, 2019, as a condition to be granted access to the foreign exchange market to make debt service payments thereunder. Subject to compliance with requirements set forth in the regulations, access to the foreign exchange market will be granted for the repayment of principal or interest up to three business days in advance of the due date.

Communication “A” 7,030, and its amendments, establishes the prior agreement of the Central Bank, until October 31, 2020, for the cancellation of capital services of financial debts with abroad, provided that the creditor is a related counterparty.

Additionally, Communication “A” 7,106 established the requirement, for those who register scheduled capital maturities between October 15, 2020 and March 31, 2021 with creditors that are not related counterparties, to submit to the Central Bank a detail of a refinancing plan complying with certain criteria established in the said Communication. Specifically, the Central Bank will grant access to companies for an amount less than 40% of maturities and companies must refinance the rest for a term of at least two years. This, provided that the amount for which the exchange market would be accessed for the cancellation of principal exceeds the equivalent of USD 1,000,000 per calendar month, with some exceptions, expressly provided for by the regulation.

Indebtedness Between Residents

Prior authorization from the Central Bank is required for the payment of foreign currency-denominated obligations between Argentine residents after September 1, 2019. However, no prior authorization is required for the payment of foreign currency-denominated obligations to Argentine financial entities, including, among others, payments made in respect of credit cards.

Profits and Dividends

Prior authorization from the Central Bank is required for the transfer of profits and/or dividends outside of Argentina.

Non-Residents

Non-residents must obtain prior authorization from the Central Bank to access the foreign exchange market to purchase foreign currency, with limited exceptions.

Reporting Regime

In all cases, access to the foreign exchange market for the payment of financial or commercial debts will be granted to the extent that such debts were disclosed in accordance with the Central Bank’s reporting regime established through Communication “A” 6,401.

Outgoings

Outflow of funds

Through Communication “A” 7,001, as amended by Communication “A” 7,030, the Central Bank established certain restrictions to carry out sales of securities via the settlement of foreign currency and its transfer to depository institutions abroad. In this connection, in order to carry out any outflow of funds, the entity must:

(i) request the prior approval of the Central Bank; or

(ii) rely on an affidavit stating that the client did not carry out neither sales of securities via the settlement of foreign currency nor its transfer to foreign depository entities on the day that access to the foreign exchange market was requested and within 90 days prior to such request, as well as that the customer undertakes not to carry out such transactions from the date access to the foreign exchange market is requested and for the subsequent 90 calendar days.

The Central Bank Communication “A” 7,030 also establishes the prior approval of the Central Bank to carry out any outflow of funds through the foreign exchange market from May 29, 2020 onwards, with some exceptions.

In addition, Communication “A” 7,030, as amended, established the prior approval of the Central Bank for certain outflow of funds through the foreign exchange market, unless the entity has an affidavit from the client stating that at the time of access to the foreign exchange market:

(a) All of its local foreign currency holdings are deposited in accounts in financial institutions and that it did not have liquid external assets available at the beginning of the day that access to the foreign exchange market is requested for a higher amount equivalent to USD 100,000 (with some exceptions, expressly provided for by the regulation).

(b) Undertakes to settle in pesos through the foreign exchange market, within five working days of its availability, those funds received abroad resulting from the collection of loans granted to third parties, the collection of a term deposit or the sale of any type of asset, when the asset has been acquired, the deposit constituted or the loan granted after May 28, 2020.

Securities trading

Central Bank Communication “A” 7,106 established that non-residents will not be able to arrange sales of securities with settlement in foreign currency, except for sales of securities that have been acquired in Argentina with liquidation in foreign currency from September 16, 2020 and have remained in the non-resident's portfolio for a period not less than a year.

Nevertheless, this would not prevent non-residents from transferring abroad securities acquired in the country, and perform their sales abroad, in which case they would take into account the minimum holding term (or "parking") mentioned below.

In addition, the above-mentioned Communication established that transactions of securities arranged abroad and securities acquired abroad may not be settled in pesos in the country.

Nevertheless, we understand that the transactions of acquiring securities in pesos in the country with funds from abroad would not be forbidden, to the extent that the transaction is not documented abroad.

Purchase
		ARS	Dólar “MEP”	Blue chip swap	Receiver transfer
	ARS	No minimum tenure period (MTP)	No MTP	No MTP	3 days of MTP**
	Dólar MEP	3 days of MTP	No MTP	No MTP	3 days of MTP
Sale	Blue chip swap	3 days of MTP	No MTP	No MTP	3 days of MTP
	Issuer Transfer	3 days of MTP *	No MTP	No MTP	3 days of MTP

*Except in cases where accreditation in the depositary agent is the product of the primary placement of marketable securities issued by the national treasury.
**Unless they are shares and/or Cedears with negotiations in markets regulated by the CNV.

E. Money Laundering

Argentine Law No. 25,246, as amended by Laws Nos. 26,087, 26,119, 26,268, 26,683, 26,831, 26,860 and 27,304 (the “Anti-Money Laundering Law”), makes it a crime to be involved in money laundering, defined as the exchange, transfer, management, sale or any other use of money or other assets that are the product of a crime, by a person who did not take part in such crime, such that the elicit assets or their derivative result that such original assets (or new assets resulting from such original assets) have the appearance of having been obtained through legitimate means. In spite of the fact that there is a specific amount for the money laundering category (ARS 300,000), the crimes committed for a lower amount are also punished, but the prison sentence is reduced.

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

The UIF analyzes the information it receives and informs the Public Prosecutor as to whether it should carry out any investigations. Once the information is received, the UIF may request additional information and any undertake any action it deems useful for the fulfillment of its functions. In the context of the analysis, respondents may not rely on bank, tax, stock or professional secrecy, or contractual confidentiality commitments to oppose a request for information from the UIF. Once the analysis is completed, the UIF is empowered to (i) receive voluntary declarations, which in no case may be anonymous, (ii) require the collaboration of all State information services, which are required to provide it in the terms of the current procedural regulations, (iii) request the Public Prosecutor’s Office to require the competent judge to resolve the suspension of execution of any transaction, (iv) request the Public Prosecutor’s Office to require search warrants it deems useful for the investigation, (v) request the Public Ministry to manage all the legal means necessary to obtain information from any source or origin, and (vi) apply sanctions.

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

Based on the past and projected composition of our income and assets and the valuation of our assets, including goodwill, we do not believe we were a PFIC for United States federal income tax purposes for the taxable year ending June 30, 2020, and we do not currently expect to become a PFIC, although there can be no assurance in this regard. The determination of whether we are a PFIC is made annually. Accordingly, it is possible that we may be a PFIC in the current or any future taxable year due to changes in our asset or income composition or if our projections are not accurate. The volatility and instability of Argentina’s economic and financial system may substantially affect the composition of our income and assets and the accuracy of our projections. In addition, this determination is based on the interpretation of certain U.S. Treasury regulations relating to rental income, which regulations are potentially subject to differing interpretation.

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

Information reporting and backup withholding

In general, information reporting requirements will apply to dividends on common shares or ADSs and to the proceeds from the sale, exchange or other disposition of common shares or ADSs paid to you within the United States (and in certain cases, outside the United States), unless you are an exempt recipient. Backup withholding may apply to such payments if you fail to provide a correct taxpayer identification number or certification of exempt status or fail to report in full dividend and interest income.

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

An income tax withholding will be applied to the amount of dividends distributed in excess of a company’s net taxable income determined in accordance with general income tax regulations for the fiscal years preceding the date of the distribution of such dividends (the “Equalization Tax”). The legislation requires that companies withhold 35% of the amount of distributed dividends in excess of the net taxable income of such distribution, as determined in accordance with the Income Tax Law No. 20,628. Dividends distributed by an Argentine company are not subject to this tax to the extent that those dividends arise from dividend income or other distributions received by such company from other Argentine companies.

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

On December 23, 2019. Law No. 27,541 was published in the Official Gazette which introduced modifications to the income tax, as well as suspended the modification of the tax rate fron 7% to 13% until the fiscal years starting on January 1, 2021, inclusive.

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

Foreign beneficiaries

Capital gains of Argentine source (as it is the case of both IRSA Commercial Properties’ ADS and shares) obtained by non-Argentine individuals or non-Argentine entities from the sale, exchange or other disposition of shares are subject to income tax at a 15% rate on the net capital gain or at a 13.5% rate on the gross price at the seller’s election. Notwithstanding, Law No. 27,430 established an exemption for foreign beneficiaries participating in the sale of publicly traded shares traded in stock exchanges under the supervision of the CNV. Said Law also established an exemption for capital gains derived from the sale , exchange or other disposition of share certificates issued abroad that represent shares issued by Argentine companies (i.e. ADRs). The exemptions will apply only if the foreign beneficiaries do not reside in, and the funds do not arise from, “non-cooperating” jurisdictions for tax transparency purposes.

The sale of an equity interest in a foreign entity could represent a taxable indirect transfer of Argentine assets (including shares), if (i) the value of the Argentine assets exceed 30% of the transaction’s overall value, and (ii) the equity interest sold (in the foreign entity) exceeds 10%. The tax will also be due if any of these thresholds were met during the twelve month period prior to the sale.

The applicable rate is generaly 15% on the net capital gain or at a 13.5% rate on the gross price at the seller’s election, of the proportional value that corresponds to the Argentine assets.

 The indirect transfer of Argentine assets within the same economic group would also not trigger taxation, provided the requirements set by regulations have been met.

Argentine entities

Capital gains obtained by Argentine entities (in general entities organized or incorporated under Argentine law, certain traders and intermediaries, local branches of non-Argentine entities, sole proprietorships and individuals carrying on certain commercial activities in Argentina) derived from the sale, exchange or other disposition of shares or ADSs are subject to income tax at the rate of 35%, 30% or 25% as have been mentioned above. Law No. 27,541, published in the Official Gazette on December 23, 2019, suspended the modification of the tax rate from 30% to 25% until fiscal years starting on January 1, 2021 inclusive.

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

Tax on Personal Assets

Argentine entities, such as us, have to pay the Tax on Personal Assets (“TAP”) corresponding to Argentine and foreign individuals and foreign entities for the holding of our shares at December 31 of each year. The applicable tax rate is 0.50% for fiscal years starting in 2019, inclusive. The tax is levied on the proportional net worth value (“valor patrimonial proporcional” in Spanish), or the book value, of the shares arising from the last balance sheet of the Argentine entity calculated under Argentine GAAP. Pursuant to the TAP Law, the Argentine company is entitled to seek reimbursement of such paid tax from the applicable Argentine domiciled individuals and/or foreign domiciled shareholders.

Turnover Tax

The gross turnover tax is a local tax; therefore, the rules of the relevant provincial jurisdiction should be considered, which may levy this tax on the purchase and sale, exchange or other disposition of common shares or ADSs, and/or the collection of dividends at an average rate between 6% and 10%, unless an exemption is applicable. In the particular case of the City of Buenos Aires, any transaction involving common shares and/or the collection of dividends and revaluations is exempt from this tax.

To date, there is no withholding regime provided for foreign holders of common shares and ADSs.

Stamp Tax

Stamp taxes may apply in the City of Buenos Aires and in certain Argentine provinces in case transfer of common shares or ADSs is performed or executed in such jurisdictions by means of written agreements.

Other Taxes

There are no Argentine federal inheritance or succession taxes applicable to the ownership, transfer or disposition of our common shares or ADSs. The province of Buenos Aires established a tax on free transmission of assets, including inheritance, legacies, donations, etc. Free transmission of our shares could be subject to this tax at rates that vary from 1.6% to 8.8%, depending on the value of the transferred assets and the relationship between the transferor and the transferee.

In the case of litigation regarding the shares before a court of the City of Buenos Aires, a 3% court fee would be charged, calculated on the basis of the claim.

Tax treaties

Argentina has signed tax treaties for the avoidance of double taxation currently in force with Australia, Belgium, Bolivia, Brazil, Canada, Chile, Denmark, Finland, France, Germany, Italy, Mexico, the Netherlands, Norway, Russia, Spain, Sweden, Switzerland, the United Arab Emirates, the United Kingdom and Uruguay. Tax treaties between Argentina and China, Japan, Luxemburg, Qatar and Turkey and Austria have been signed, but the treaties have not yet been ratified by their respective governments. There is currently no tax treaty or convention in effect between Argentina and the United States. It is not clear when, if ever, a treaty will be ratified or entered into effect. As a result, the Argentine tax consequences described in this section will apply, without modification, to a holder of our common shares or ADSs that is a U.S. resident. Foreign shareholders located in certain jurisdictions with a tax treaty in force with Argentina may be (i) exempted from the payment of the personal assets tax and (ii) entitled to apply for reduced withholding tax rates on payments to be made by Argentine parties.

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

The following charges shall be incurred by any party depositing or withdrawing common shares or by any party surrendering receipts or to whom receipts are issued (including, without limitation, issuance pursuant to a stock dividend or stock split declared by us or an exchange regarding the receipts or deposites securities or a distribution of receipts), whichever applicable: (1) taxes and other governmental charges, (2) such registration fees as may from time to time be in effect for the registration of transfers of common shares generally on the share registerof the Company or foreign registrar and applicable to transfers of common shares to the name of the Depositary or its nominee or the custodian or its nominee on the making of deposits or withdrawals hereunder, (3) such cable, telex and fax transmission expenses as are expressly provided in the deposit agreement, (4) such expenses as are incurred by the Depositary in the conversion of foreign currency (5) a fee of USD5.00 or less per 100 ADS (or portion thereof), (6) a fee of USD0.02 or less per ADS (or portion) for any cash distribution made pursuant to the deposit agreement, and (7) a fee for the distribution of securities, such fee being in an amount equal to the fee for the execution and delivery of ADS referred to above which would have been charged as a result of the deposit of such securities, but which securities are instead distributed by the Depositary to owners.

PART II

ITEM 13. Defaults, Dividend Arrearages and Delinquencies

This item is not applicable.

ITEM 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

This item is not applicable.

ITEM 15. Controls and procedures

A. Disclosure Controls and Procedures.

We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to management, including our Chief Executive Officer and Chief Financial and Administrative Officer, to allow our management to make timely decisions regarding required disclosure. Any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objective. In connection with the preparation of this Annual Report on Form 20-F, we carried out an evaluation under the supervision and with the participation of members of our management team, including our Chief Executive Officer and Chief Financial and Administrative Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of June 30, 2020. Based upon this evaluation our Chief Executive Officer and Chief Financial and Administrative Officer concluded that our disclosure controls and procedures as of the end of the period covered by this Annual Report on Form 20-F were effective at the reasonable assurance level.

B. Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate Internal Control over Financial Reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act). Our Internal Control over Financial Reporting includes a series of procedures designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of Consolidated FinancialStatements for external purposes, in accordance with International Financial Reporting Standards and includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets, (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of Consolidated Financial Statements in accordance with International Financial Reporting Standards and that a company’s receipts and expenditures are being made only in accordance with authorizations of our management and directors, and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our assets that could have a material effect on our Consolidated Financial Statements.

Because of its inherent limitations, Internal Control over Financial Reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies and procedures may deteriorate.

Management assessed the effectiveness of our Internal Control over Financial Reporting as of June 30, 2020. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control–Integrated Framework (2013). Based on this evaluation, management concluded that our Internal Control over Financial Reporting was effective as of June 30, 2020.

C. Attestation Report of the Registered Public Accounting Firm

The effectiveness of the Company’s internal control over financial reporting as of June 30, 2020 has been audited by Price Waterhouse & Co S.R.L, Buenos Aires Argentina- member firm of PricewaterhouseCoopers International Limited, an independent registered public accounting firm, as stated in their report which appears herein.

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

There have been no changes in our internal control over financial reporting during the fiscal year ended June 30, 2020 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. Reserved

ITEM 16A. Audit Committee Financial Expert

In our annual ordinary shareholders’ meeting held on October 31, 2003, the Audit Committee regimen was unanimously approved. Pursuant to this decision, our Board of Directors appointed the members of our audit committee.

On October 31, 2019, our board of directors officially appointed Javier Kizlansky, Isela Angélica Costantini and Marcos Barylka, all of them whom are independent members, as members of the audit committee in accordance with Rule 10(A)-3(b)(1) of the General rules and regulations promulgated under the Securities Exchange Act of 1934. The board named Isela Angelica Costantini as the financial expert in accordance with the relevant SEC rules. We have a fully independent audit committee as per the standards provided in Rule 10 (A)-3(b)(1).

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

Item 16C. Principal Accountant Fees and Services.

Audit Fees

During fiscal years ended June 30, 2020 and 2019, we were billed for a total amount of ARS 18.8 million and ARS 24.4 million, respectively, for professional services rendered by our principal accountants for the audit of our annual financial statements and other services normally provided in connection with regulatory filings or engagements, such as the review of our interim financial statements.

Audit-Related Fees

During the fiscal years ended June 30, 2020 and 2019, we were billed a total amount of ARS 4.0 million and ARS 1.7 million, respectively, for audit-related services fees.

Tax Fees

During the fiscal years ended June 30, 2020, we were billed a total amount of ARS 0.1 million.

All Other Fees

During the fiscal years ended June 30, 2020 and 2019, we were billed for a total amount of ARS 6.7 million and ARS 1.7 million, respectively, for other professional services rendered by our principal accountants.

Item 16D. Exemption from the Listing Standards for Audit Committees

This section is not applicable.

Item 16E. Purchase of Equity Securities by the Issuer and Affiliated Purchasers

There were no repurchases of common shares or other units of any class of our equity securities that are registered pursuant to Section 12 of the Exchange Act during fiscal years 2018, 2019 and 2020.

Item 16F. Change in Registrant’s Certifying Account.

This section is not applicable.

Item 16G. Corporate Governance.

Compliance with NASDAQ listing standards on corporate governance

Significant differences between our corporate governance practices and U.S. companies’ practices under NASDAQ Rules:

Our corporate governance practices are governed by applicable Argentine law, particularly the Argentine Companies Law No. 19,550 (Ley General de Sociedades), the Capital Markets Law No. 26,831 and the CNV Rules, as well as by our bylaws. Our ADSs are registered with the U.S. Securities and Exchange Commission and are listed on the NASDAQ Stock Market, or NASDAQ, and therefore we are subject to corporate governance requirements applicable to NASDAQ listed nonU.S. companies, commonly referred to as “foreign private issuers.”

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

 The requirements of the NASDAQ Rules and the Argentine corporate governance practices that we follow in lieu thereof are described below:

NASDAQ standards for U.S. companies	IRSA CP’ corporate practices
Rule 5250(d)—Distribution of Annual and Interim Reports.
In lieu of the requirements of Rule 5250(d), we follow Argentine law, which requires that companies make public an Annual Report in Spanish, including Annual Audited Consolidated Financial Statements prepared in accordance with IFRSas issued by IASB, by filing such Annual Report with the CNV and the stock exchange in which its securities are listed, within 70 calendar days of the end of the company’s fiscal year. Interim reports must be filed with the CNV and the Stock exchange in which its securities are listed within 42 calendar days of the end of each fiscal quarter. Our shareholders can receive copies of Annual Reports and any interim reports upon such shareholder’s request. English language translations of our Annual Reports and interim reports are furnished to the Securities and Exchange Commission. We also post the English language translation of our Annual Reports and quarterly press releases on website. Furthermore, under the terms of the Deposit Agreement, dated November 10, 2000, as amended and restated on July 5, 2017, among us, The Bank of New York, as depositary, and owners of ADS issued thereunder, we are required to furnish The Bank of New York with, among other things, English language translations of Annual Reports. Annual Reports are available for inspection by ADR holders at the offices of The Bank of New York located at 101 Barclay Street, 22nd Floor West, New York, New York 10286. Finally, Argentine law requires that 20 calendar days before the date of a shareholders’ meeting, the board of directors must provide to our shareholders, at our executive office or through electronic means, all information relevant to the shareholders’ meeting, including copies of any documents to be considered by the shareholders (which includes the Annual Report).

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

ITEM 18. Financial Statements

Reference is made to pages F-1 through F-84.

ITEM 19. Exhibits
INDEX OF EXHIBITS
Exhibit No.	Description of Exhibit
1.1(1)	Charter and bylaws (estatutos sociales) of the registrant, which serve as the registrant’s articles of incorporation and bylaws, and an English translation thereof.
1.2(4)	English translation of the amendment to the bylaws.
1.3(10)	Amended and restated English translation of the bylaws.
1.4(11)	Amended and restated English translation of the bylaws.
1.5(13)	Amended and restated English translation of the bylaws.
1.6(17)	Amended and restated English translation of the bylaws.
1.7(18)	Amended and restated English translation of the bylaws.
2.1(1)	Form of Deposit Agreement among us, The Bank of New York, as Depositary, and the holders from time to time of American Depositary Receipts issued there under.
2.2(1)	Shareholders’ Agreement, dated November 18, 1997, among IRSA International Limited, Parque Arauco S.A. and Sociedad Anónima Mercado de Abasto Proveedor (SAMAP).
2.3(1)	Put Option Agreement dated November 17, 1997, among IRSA Inversiones y Representaciones Sociedad Anónima and GSEM/AP.
2.4(1)	Offering Circular, dated March 24, 2000, regarding the issuance of ARS 85,000,000 of our 14.875% Notes due 2005.
2.5(15)
Indenture, dated March 23, 2016, between us as Issuer, The Bank of New York Mellon as Trustee, Co-Registrar, Principal Paying Agent and Transfer Agent, and Banco Santander Río S.A. as Registrar, Paying Agent, Transfer Agent and Representative of the Trustee in Argentina, with respect to our USD 500,000,000 Global Note Program, pursuant to which USD 360,000,000 aggregate principal amount of our 8.750% Notes due 2023, Series No. 2, were issued.

2.6(15)
First Supplemental Indenture, dated March 23, 2016, between us as Issuer and The Bank of New York Mellon, as Trustee, Co-Registrar, Principal Paying Agent and Transfer Agent, The Bank of New York Mellon (Luxembourg) S.A., as Luxembourg Paying Agent and Luxembourg Transfer Agent and Banco Santander Río S.A., as Registrar, Paying Agent, Transfer Agent and Representative of the Trustee in Argentina to the Indenture, dated March 23, 2016, between us as Issuer, The Bank of New York Mellon as Trustee, Co-Registrar, Principal Paying Agent and Transfer Agent, and Banco Santander Río S.A. as Registrar, Paying Agent, Transfer Agent and Representative of the Trustee in Argentina, with respect to our USD 500,000,000 Global Note Program, pursuant to which USD 360,000,000 aggregate principal amount of our 8.750% Notes due 2023, Series No. 2, were issued.

2.7(16)	Form of Amended and Restated Deposit Agreement among us, The Bank of New York, as Depositary, and the holders from time to time of American Depositary Receipts issued there under.
4.1(2)	Agreement for the Exchange of Corporate Services between us, IRSA and Cresud dated June 30, 2004.
4.2(4)	English translation of the Amendment to the Agreement for the Exchange of Corporate Services between us, IRSA and Cresud, dated August 23, 2007
4.3(5)	English translation of the Second Agreement for the Implementation of the Amendment to the Agreement for the Exchange of Corporate Services between us, IRSA and Cresud, dated August 14, 2008.
4.4(6)	English translation of the Third Agreement for the Implementation of the Amendment to the Agreement for the Exchange of Corporate Services between us, IRSA and Cresud, dated November 27, 2009.
4.5(7)	English translation of the Amendment to the Agreement for the Exchange of Corporate Services between us, IRSA and Cresud, dated March 12, 2010.
4.6(8)	English translation of the Amendment to the Agreement for the Exchange of Corporate Services between us, IRSA and Cresud, dated July 11, 2011.
4.7(9)	English translation of the Fifth Agreement for the Implementation of the Amendment to the Agreement for the Exchange of Corporate Services between us, IRSA and Cresud, dated October 15, 2012.
4.8(10)	English translation of the Sixth Agreement for the Implementation of the Amendment to the Agreement for the Exchange of Corporate Services between us, IRSA and Cresud, dated November 12, 2013.
4.9(10)	English translation of the Second Amendment to the Agreement for the Exchange of Corporate Services between us, IRSA and Cresud, dated February 24, 2014.
4.10(11)	English translation of the Seventh Agreement for the Implementation of the Amendment to the Agreement for the Exchange of Corporate Services between us, IRSA and Cresud, dated February 18, 2015.
4.11(12)	English translation of the Eighth Agreement for the Implementation of the Amendment to the Agreement for the Exchange of Corporate Services between us, IRSA and Cresud, dated November 12, 2015.
4.12(14)	English translation of the Ninth Agreement for the Implementation of the Amendment to the Agreement for the Exchange of Corporate Services between us, IRSA and Cresud, dated May 5, 2017.
4.13(14)	English translation of the Tenth Agreement for the Implementation of the Amendment to the Agreement for the Exchange of Corporate Services between us, IRSA and Cresud, dated June 29, 2018.
4.14(17)	English translation of the Eleventh Agreement for the Implementation of the Amendment to the Agreement for the Exchange of Corporate Services between us, IRSA and Cresud, dated June 28, 2019.
4.15	English translation of the Twelfth Agreement for the Implementation of the Amendment to the Agreement for the Exchange of Corporate Services between us, IRSA and Cresud, dated June 30, 2020.
8.1	List of Subsidiaries.
11.1(3)	Code of Ethics of the Company.
12.1	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Certification pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2	Certification pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
99.1	Consent of independent appraiser Newmark Knight Frank.
99.2	Summary of investment properties by type as of June 30, 2020 (in accordance with Regulation S-X 12-28 (1)).

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
(11)
Incorporated herein by reference to the Annual Report on Form 20-F (File No. 1280-30982) filed with the SEC on October 23, 2015.
(12)
Incorporated herein by reference to the Annual Report on Form 20-F (File No. 1280-30982) filed with the SEC on October 21, 2016.
(13)
Incorporated herein by reference to the registrant’s registration statement on Form F-1/A (File No. 333-218307) filed with the SEC on July 10, 2017.
(14)
Incorporated herein by reference to the registrant’s registration statement on Form F-1 (File No. 333-218307) filed with the SEC on May 26, 2017.
(15)
Incorporated herein by reference to the Annual Report on Form 20-F (File No. 1280-30982) filed with the SEC on October 21, 2016.
(16)
Incorporated herein by reference to the registrant’s registration statement on Form F-1/A (File No. 333-218307) filed with the SEC on July 10, 2017.
(17)
Incorporated herein by reference to the Annual Report on Form 20-F (File No. 1280-30982) filed with the SEC on October 23, 2018.
(18)
Incorporated herein by reference to the Annual Report on Form 20-F (File No. 1280-30982) filed with the SEC on October 31, 2019.

 SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

IRSA Propiedades Comerciales S.A.

Date: October 26, 2020	By:	/s/ Matias I. Gaivironsky
Name Matias I. Gaivironsky
Title Chief Financial and Administrative Officer

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Shareholders of
IRSA Propiedades Comerciales S.A.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying Consolidated Statements of Financial Position of IRSA Propiedades Comerciales S.A. and its subsidiaries (“the Company”) as of June 30, 2020 and 2019, and the related Consolidated Statements of Comprehensive Income and Other Comprehensive Income, Changes in Shareholders’ Equity and Cash Flows for each of the three years in the period ended June 30, 2020, including the related notes and the summary of investment properties schedule as of June 30, 2020 listed in the index appearing under Item 19 (99.2) (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of June 30, 2020, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of June 30, 2020 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended June 30, 2020 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of June 30, 2020, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

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

Emphasis of Matter

As discussed in Note 35 to the consolidated financial statements, there are significant uncertainties related to the impact of the current economic context and COVID-19. Management’s evaluation of the events and conditions and management’s plans to mitigate these matters are also described in Note 35.

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

/s/ PRICE WATERHOUSE & Co. S.R.L
                                                      (Partner)
/s/ Walter Rafael Zablocky
Buenos Aires, Argentina
October 26, 2020

We have served as the Company’s auditor since 1998.

  IRSA Propiedades Comerciales S.A.

INDEX TO THE CONSOLIDATED FINANCIAL STATEMENTS

IRSA PROPIEDADES COMERCIALES S.A.	Page
Consolidated Statements of Financial Position as of June 30, 2020 and 2019	F – 2
Consolidated Statements of Comprehensive Income and Other Comprehensive Income for the fiscal years ended June 30, 2020, 2019 and 2018	F – 3
Consolidated Statements of Changes in Shareholders’ Equity for the fiscal years ended June 30, 2020, 2019 and 2018	F – 4
Consolidated Statements of Cash Flows for the fiscal years ended June 30, 2020, 2019 and 2018	F – 7
Notes to the Consolidated Financial Statements.	F – 8

  IRSA Propiedades Comerciales S.A.
Consolidated Statements of Financial Position
as of June 30, 2020 and 2019
(All amounts in thousands Argentinean pesos, except otherwise indicated)

	Note	06.30.20	06.30.19
ASSETS
Non-current assets
Investment properties	9	117,491,965	86,219,988
Property, plant and equipment	10	352,610	474,932
Trading properties	11	181,866	177,254
Intangible assets	12	1,017,733	579,946
Rights of use assets	13	576,346	-
Investments in associates and joint ventures	8	4,636,259	2,296,365
Deferred income tax assets	21	220,697	102,863
Income tax and minimum presumed income tax credits		6,516	12,991
Trade and other receivables	15	5,093,549	696,656
Investments in financial assets	14	-	643,138
Total non-current assets		129,577,541	91,204,133
Current Assets
Trading properties	11	6,768	1,586
Inventories		38,854	41,339
Income tax and minimum presumed income tax credits		98,562	91,082
Trade and other receivables	15	3,879,761	9,739,833
Derivative financial instruments	14	6,436	8,022
Investments in financial assets	14	6,268,377	8,679,337
Cash and cash equivalents	14	4,626,609	6,001,314
Total current assets		14,925,367	24,562,513
TOTAL ASSETS		144,502,908	115,766,646
SHAREHOLDERS’ EQUITY
Total capital and reserves attributable to equity holders of the parent		71,484,679	54,932,642
Non-controlling interest		4,088,994	3,113,233
TOTAL SHAREHOLDERS’ EQUITY		75,573,673	58,045,875
LIABILITIES
Non-current liabilities
Trade and other payables	18	1,238,572	1,229,156
Borrowings	19	26,579,396	31,831,168
Deferred income tax liabilities	21	23,979,404	18,781,365
Provisions	20	72,184	62,713
Derivative financial instruments	14	34,751	19,729
Leases liabilities		602,408	-
Total non-current liabilities		52,506,715	51,924,131
Current liabilities
Trade and other payables	18	3,561,011	3,593,549
Income tax liabilities		4,537	21,381
Payroll and social security liabilities		185,281	310,801
Borrowings	19	12,500,160	1,800,063
Derivative financial instruments	14	81,539	19,369
Provisions	20	43,017	51,477
Leases liabilities		46,975	-
Total current liabilities		16,422,520	5,796,640
TOTAL LIABILITIES		68,929,235	57,720,771
TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES		144,502,908	115,766,646

      The accompanying notes are an integral part of these Consolidated Financial Statements.

IRSA Propiedades Comerciales S.A.
Consolidated Statements of Comprehensive Income and Other Comprehensive Income
for the fiscal years ended June 30, 2020, 2019 and 2018
(All amounts in thousands Argentinean pesos, except otherwise indicated)

	Note	06.30.20	06.30.19	06.30.18
Income from sales, rentals and services	25	8,562,955	10,826,406	11,181,313
Income from expenses and collective promotion fund	25	3,109,382	3,709,732	4,389,642
Operating costs	26	(4,100,522)	(4,884,942)	(5,461,030)
Gross profit		7,571,815	9,651,196	10,109,925
Net gain / (loss) from fair value adjustments of investment properties	9	25,126,324	(36,964,252)	13,567,839
General and administrative expenses	26	(1,220,935)	(1,329,059)	(1,096,705)
Selling expenses	26	(826,756)	(646,499)	(752,358)
Other operating results, net	27	27,506	(501,591)	107,401
Profit/ (loss) from operations		30,677,954	(29,790,205)	21,936,102
Share of profit of associates and joint ventures	8	177,910	(577,953)	887,380
Profit/ (loss) from operations before financing and taxation		30,855,864	(30,368,158)	22,823,482
Finance income	28	769,116	117,826	491,835
Finance cost	28	(3,493,247)	(3,191,921)	(2,418,220)
Other financial results	28	(4,629,683)	1,682,098	(6,037,814)
Inflation adjustment	28	25,209	(300,850)	(1,045,120)
Financial results, net		(7,328,605)	(1,692,847)	(9,009,319)
Profit/ (loss) before income tax		23,527,259	(32,061,005)	13,814,163
Income tax (expense) / benefit	21	(5,373,999)	6,138,041	6,534,323
Profit/ (loss) for the year		18,153,260	(25,922,964)	20,348,486

Other comprehensive income:
Items that may be reclassified subsequently to profit or loss:
Currency translation adjustment in associates	8	(21,703)	-	-
Revaluation surplus		273,460	-	-
Other comprehensive income for the year		251,757	-	-
Total comprehensive income / (loss) for the year		18,405,017	(25,922,964)	20,348,486

Total comprehensive income / (loss) attributable to:
Equity holders of the parent		17,089,537	(25,772,658)	19,624,143
Non-controlling interest		1,063,723	(150,306)	724,343

Attributable to:
Equity holders of the parent		251,757	-	-

Profit / (loss) per share attributable to equity holders of the parent for the year:
Basic		135.62	(204.52)	155.73
Diluted		135.62	(204.52)	155.73

      The accompanying notes are an integral part of these Consolidated Financial Statements.

IRSA Propiedades Comerciales S.A.
Consolidated Statements of Changes in Shareholders’ Equity
for the fiscal years ended June 30, 2020, 2019 and 2018
(All amounts in thousands Argentinean pesos, except otherwise indicated)

	Share capital	Inflation adjustment of share capital	Share premium	Legal reserve	Special reserve CNV 609/12 (1)	Other reserves	Retained earnings	Subtotal	Non-controlling interest	Total shareholder’s equity
Balance as of June 30, 2019	126,014	3,390,555	9,660,049	133,540	9,231,783	74,359,193	(41,968,492)	54,932,642	3,113,233	58,045,875
Profit for the year	-	-	-	-	-	-	17,089,537	17,089,537	1,063,723	18,153,260
Other comprehensive income for the year	-	-	-	-	-	251,757	-	251,757	-	251,757
Dividend distribution - Shareholders’ meeting as of October 30, 2019 (1)	-	-	-	-	-	(731,016)	-	(731,016)	(146,203)	(877,219)
Assignment of results - Shareholders’ meeting as of October 30, 2019 (1)	-	-	-	-	-	(41,968,493)	41,968,493	-	-	-
Changes in non-controlling interest	-	-	-	-	-	(58,241)	-	(58,241)	58,241	-
Balance as of June 30, 2020	126,014	3,390,555	9,660,049	133,540	9,231,783	31,853,200	17,089,538	71,484,679	4,088,994	75,573,673

	Reserve for future dividends	Special reserve	Currency translation adjustment	Revaluation surplus (1)	Changes in non-controlling interest	Total other reserves
Balance as of June 30, 2019	32,362,825	42,118,844	-	-	(122,476)	74,359,193
Other comprehensive income for the year	-	-	(21,703)	273,460	-	251,757
Assignment of results - Shareholders’ meeting as of October 30, 2019	(731,016)	(41,968,493)	-	-	-	(42,699,509)
Changes in non-controlling interest	-	-	-	-	(58,241)	(58,241)
Balance as of June 30, 2020	31,631,809	150,351	(21,703)	273,460	(180,717)	31,853,200

IRSA Propiedades Comerciales S.A.
Consolidated Statements of Changes in Shareholders’ Equity
for the fiscal years ended June 30, 2020, 2019 and 2018
(All amounts in thousands Argentinean pesos, except otherwise indicated)

	Share capital	Inflation adjustment of share capital	Share premium	Legal reserve	Special reserve CNV 609/12 (1)	Other reserves	Retained earnings	Subtotal	Non-controlling interest	Total shareholder’s equity
Balance as of June 30, 2018	126,014	3,390,555	9,660,049	133,540	9,231,783	7,638,488	51,581,676	81,762,105	3,208,551	84,970,656
Adjustments previous periods (IFRS 9)	-	-	-	-	-	-	(41,178)	(41,178)	-	(41,178)
Balance as of June 30, 2018 - Adjusted	126,014	3,390,555	9,660,049	133,540	9,231,783	7,638,488	51,540,498	81,720,927	3,208,551	84,929,478
Comprehensive loss for the year	-	-	-	-	-	-	(25,772,658)	(25,772,658)	(150,306)	(25,922,964)
Dividend distribution - Shareholders’ meeting as of October 29, 2018 (1)	-	-	-	-	-	66,775,620	(67,783,168)	(1,007,548)	-	(1,007,548)
Changes in non-controlling interest (Note 4)	-	-	-	-	-	(54,915)	-	(54,915)	54,988	73
Reimbursement of dividends	-	-	-	-	-	-	46,836	46,836	-	46,836
Balance as of June 30, 2019	126,014	3,390,555	9,660,049	133,540	9,231,783	74,359,193	(41,968,492)	54,932,642	3,113,233	58,045,875

	Reserve for future dividends	Special reserve	Changes in non-controlling interest	Total other reserves
Balance as of June 30, 2018	-	7,706,049	(67,561)	7,638,488
Assignment of results - Shareholders’ meeting as of October 29, 2018 (1)	32,362,825	34,412,795	-	66,775,620
Changes in non-controlling interest	-	-	(54,915)	(54,915)
Balance as of June 30, 2019	32,362,825	42,118,844	(122,476)	74,359,193

IRSA Propiedades Comerciales S.A.
Consolidated Statements of Changes in Shareholders’ Equity
for the fiscal years ended June 30, 2020, 2019 and 2018
(All amounts in thousands Argentinuean pesos, except otherwise indicated)

	Share capital	Inflation adjustment of share capital	Share premium	Legal reserve	Special reserve CNV 609/12 (1)	Other reserves	Retained earnings	Subtotal	Non-controlling interest	Total shareholder’s equity
Balance as of June 30, 2017	126,014	3,390,555	9,660,049	133,540	9,231,783	1,102,508	40,327,919	63,972,368	2,548,402	66,520,770
Comprehensive income for the year	-	-	-	-	-	-	19,624,143	19,624,143	724,343	20,348,486
Assignment of results - Shareholders’ meeting as of October 31, 2017 (1)	-	-	-	-	-	6,535,980	(8,370,386)	(1,834,406)	-	(1,834,406)
Dividends distribution to non-controlling interest	-	-	-	-	-	-	-	-	(80,936)	(80,936)
Incorporation by business combination	-	-	-	-	-	-	-	-	16,742	16,742
Balance as of June 30, 2018	126,014	3,390,555	9,660,049	133,540	9,231,783	7,638,488	51,581,676	81,762,105	3,208,551	84,970,656

	Reserve for future dividends	Special reserve	Changes in non-controlling interest	Total other reserves
Balance as of June 30, 2017	1,170,069	-	(67,561)	1,102,508
Assignment of results - Shareholders’ meeting of October 31, 2017 (1)	(1,170,069)	7,706,049	-	6,535,980
Balance as of June 30, 2018	-	7,706,049	(67,561)	7,638,488

    (1)     See Note 17.

    The accompanying notes are an integral part of these Consolidated Financial Statements.

IRSA Propiedades Comerciales S.A.
Consolidated Statements of Cash Flows
for the fiscal years ended June 30, 2020, 2019 and 2018
(All amounts in thousands Argentinean pesos, except otherwise indicated)

	Note	06.30.20	06.30.19	06.30.18
Operating activities:
Cash generated from operations	16	5,038,467	5,841,606	8,458,167
Income tax paid		(148,915)	(253,618)	(1,432,622)
Net cash generated from operating activities		4,889,552	5,587,988	7,025,545

Investing activities:
Capital contributions in associates and joint ventures		(47,219)	(64,267)	(101,157)
Acquisition of investment properties		(2,451,315)	(2,506,048)	(3,075,049)
Proceeds from sales of investment properties		177,057	-	67,618
Acquisition of property, plant and equipment		(159,209)	(89,403)	(52,473)
Advance payments		(11,255)	(4,042,481)	(238,163)
Acquisition of intangible assets		(34,189)	(185,876)	(53,406)
Acquisitions of investments in financial assets		(8,959,314)	(29,336,951)	(28,131,163)
Proceeds from investments in financial assets		12,834,547	30,683,814	21,082,559
Loans granted		(921,927)	-	(22,725)
Loans granted to related parties		(4,718,717)	-	(3,344)
Loans payment received from related parties		666,037	-	-
Proceeds from sales of property, plant and equipment		-	-	28,392
Proceeds from sales of interest held in associates and joint ventures		-	5,448	-
Collection of financial assets interests and dividends		575,436	571,339	810,683
Acquisition of subsidiaries, net of cash acquired		-	-	(114,736)
Dividends received		170,609	6,547	76,214
Net cash used in investing activities		(2,879,459)	(4,957,878)	(9,726,750)

Financing activities:
Issuance of non-convertible notes		-	-	6,588,262
Repurchase of non-convertible notes		(510,215)	(80,546)	-
Borrowings obtained		10,237,811	3,332,364	1,775,852
Payment of borrowings		(10,613,025)	(2,966,912)	(179,776)
Payments of financial leasing		-	(17,622)	(10,308)
Payment of leases liabilities		(47,200)	-	-
Payment of derivative financial instruments		(565,564)	(972,192)	(990,042)
Proceeds from derivative financial instruments		485,325	1,574,248	1,535,570
Payment of interest		(3,015,702)	(2,893,591)	(1,875,222)
Reimbursement of dividends		-	46,836	-
Dividends paid		(730,307)	(1,007,548)	(1,834,406)
Dividends paid to non-controlling shareholders		(91,282)	-	-
Contribution of the non-controlling shareholders		-	73	-
Short-term loans, net		1,288,810	353,581	(50,692)
Net cash (used in) / generated from financing activities		(3,561,349)	(2,631,309)	4,959,238
Net (decrease) / increase in cash and cash equivalents		(1,551,256)	(2,001,199)	2,258,033
Cash and cash equivalents at beginning of the year	15	6,001,314	8,100,480	5,203,341
Foreign exchange gain and others on cash and cash equivalents		214,259	(57,371)	645,707
Inflation adjustment		(37,708)	(40,596)	(6,601)
Cash and cash equivalents at end of the year	15	4,626,609	6,001,314	8,100,480

The accompanying notes are an integral part of these Consolidated Financial Statements.
.

IRSA Propiedades Comerciales S.A.
Notes to the Consolidated Financial Statements
(All amounts in thousands Argentinean pesos, except otherwise indicated)

1.
Group’s business and general information

IRSA PROPIEDADES COMERCIALES S.A. (“IRSA Propiedades Comerciales” or “the Group”) is an Argentine real estate company mainly engaged in holding, leasing, managing, developing, operating and acquiring shopping malls and office buildings and holds a predominant position within the Argentine market. IRSA Propiedades Comerciales was incorporated in 1889 under the name Sociedad Anonima Mercado de Abasto Proveedores (“SAMAP”) and until 1984 operated the main fresh product market in the Autonomous City of Buenos Aires. SAMAP’s core asset was the historical building of Mercado de Abasto, which served as site of the market from 1889 until 1984, when a sizable part of its operations was interrupted.

Since the Company was acquired by IRSA Inversiones y Representaciones Sociedad Anónima (hereinafter, "IRSA") in 1994, it has grown through a series of acquisitions and development projects that resulted in a corporate reorganization pursuant to which the company was renamed Alto Palermo S.A. which was subsequently changed to our current denomination.

As of the end of these Consolidated Financial Statements (hereinafter, Financial Statements), the Group operates 332,062 square meters (sqm) in 14 shopping malls, 115,640  sqm in 8 premium offices and an extensive land reserve for future commercial developments; operates and holds a majority interest (with the exception of La Ribera Shopping center, of which it has a 50% of ownership interest) in a portfolio of 14 shopping malls in Argentina, six of which are located in the Autonomous City of Buenos Aires (Abasto Shopping, Alcorta Shopping, Alto Palermo, Patio Bullrich, Dot Baires Shopping and Distrito Arcos), two in Buenos Aires province (Alto Avellaneda and Soleil Premium Outlet) and the rest are situated in different provinces (Alto Noa in the City of Salta, Alto Rosario in the City of Rosario, Mendoza Plaza in the City of Mendoza, Córdoba Shopping Villa Cabrera in the City of Córdoba, Alto Comahue in the City of Neuquén and La Ribera Shopping in the City of Santa Fe). The Company also owns the historic building where the Patio Olmos Shopping Mall is located, operated by a third party.

See Note 36 in these Financial Statements for the sale of office´s buildings after the end of the fiscal year.

The Group’s shares are traded on the Buenos Aires Stock Exchange (BYMA: IRCP) and in United States of America on the NASDAQ (NASDAQ: IRCP).

IRSA Propiedades Comerciales and its subsidiaries are hereinafter referred to jointly as "the Group". Our main shareholder and parent company is IRSA and IFIS Limited is our ultimate parent company.

These Consolidated Financial Statements have been approved by the Board of Directors to be issued on September 22, 2020.

2.
Summary of significant accounting policies

2.1
Basis of preparation of the Consolidated Financial Statements

(a)
Basis of preparation

These Consolidated Financial Statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) issued by International Accounting Standards Board (“IASB”) and interpretations issued by the International Financial Reporting Interpretations Committee (“IFRIC”). All IFRS applicable as of the date of these Consolidated Financial Statements have been applied.

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

  IRSA Propiedades Comerciales S.A.

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

In addition, Law No. 27,468 (published in the Official Gazette on December 4, 2018), amended Section 10 of Law No. 23,928, as amended, and established that the derogation of all the laws or regulations imposing or authorizing price indexation, monetary restatement, cost variation or any other method for strengthening debts, taxes, prices or rates of goods, works or services, does not extend to Financial Statements, as to which the provisions of Section 62 in fine of the General Companies Law No. 19,550 (1984 revision), as amended, shall continue to apply. Moreover, the referred law repealed Decree No. 1269/2002 dated July 16, 2002, as amended, and delegated to the Argentine Executive Branch the power to establish, through its controlling agencies, the effective date of the referred provisions in connection with the Financial Statements filed with it. Therefore, under General Resolution 777/2018 (published in the Official Gazette on December 28, 2018) the Argentine Securities Commission (CNV) ordered that issuers subject to its supervision shall apply the inflation adjustment to reflect the Financial Statements in terms of the current measuring unit set forth in IAS 29 in their annual, interim and special Financial Statements closed on or after December 31, 2018. Thus, these Financial Statements have been reported in terms of the measuring unit current as of June 30, 2020 accordingly to IAS 29.

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

The principal inflation adjustment procedures are the following:


Monetary assets and liabilities that are already recorded at the measuring unit as of the balance sheet’s closing date are not restated because they are already stated in terms of the measuring unit current as of the date of the Financial Statements.

Adjustment on historical cost on non-monetary assets and liabilities for the change of purchasing power caused by inflation from the date of inicial recognition to the balance sheet date.

All items in the statement of income are restated applying the relevant conversion factors.

The effect of inflation in the Group’s net monetary position is included in the statement of income under Financial results, net, in the item “Inflation adjustment”.

Comparative figures have been adjusted for inflation following the procedure explained in the previous paragraphs.

              Upon initially applying inflation adjustment, the equity accounts were restated as follows:


Capital was restated as from the date of subscription or the date of the most recent inflation adjustment for accounting purposes, whichever is later. The resulting amount was included in the “Capital adjustment” account.

Other comprehensive income / (loss) was restated as from each accounting allocation.

The other reserves in the statement of income were restated as of the initial application date, i.e., June 30, 2016.

In relation to the inflation index to be used according to Resolution No. 539/18, the inflation index  is determined based on the Wholesale Price Index (IPIM) until 2016, considering for the months of November and December 2015 the average variation of Consumer Price indices (CPI) of the Autonomous City of Buenos Aires, because during those two months there were no national IPIM measurements. Then, from January 2017, the National Consumer Price Index (National CPI) will be considered. The tables below show the evolution of these indices in the last two fiscal years and as of June 30, 2020 according to official statistics (INDEC) following the guidelines described in Resolution 539/18.

  IRSA Propiedades Comerciales S.A.

Annual price variation	June 30, 2018	June 30, 2019	June 30, 2020	Three years accumulated as of June 30, 2020
	29%	56%	43%	128%

As a consequence of the aforementioned, these Financial Statements as of June 30, 2020 were restated in accordance with IAS 29.

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

 The operating cycle of activities related to the Group’s trading properties depends on each specific project, and thus cannot be clearly defined. In general, assets and liabilities classified as trading properties are realized or discharged over many fiscal years, ranging between one and three years or, in exceptional cases, over a longer period. As a result, and for purposes of classification, the Group has assumed the operating cycle of investment properties for sale is longer than 12 months.

In order to maintain uniformity, these assets are kept as non-current even when they have been sold before the issuance of the Financial Statements.

All other assets and liabilities are classified as non-current. Current and deferred tax assets and liabilities (income tax payable), are presented separately from each other and from other assets and liabilities as current and non-current, respectively.

(c)
Presentation currency

The Consolidated Financial Statements are presented in thousands of Argentine Pesos. Unless otherwise stated or the context otherwise requires, references to ‘Peso amounts’ or ‘ARS.’, are to Argentine Pesos, and references to ‘USD’ or ‘US dollars’ are to United States dollars.

(d)
End of the fiscal year

The fiscal year begins on July 1 and ends on June 30 each year.

(e)
Accounting conventions

See Note 2.2 to 2.31 the accounting policies applicable to each item.

(f)
Cash flows

The Group reports cash flows from operating activities using the indirect method. Interest paid is presented within cash used in financing activities. Interest received is presented within cash generated by investing activities, with the exception of the interest generated by trade receivables, exposed within “operating activities”. The acquisitions and disposals of investment properties are disclosed as cash from investing activities because this most appropriately reflects the Group’s business activities. Cash flows in respect of trading properties are disclosed as cash from operating activities because these assets are sold in the ordinary course of business.

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

  IRSA Propiedades Comerciales S.A.

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

06-30-2020
Amendment to IAS 28 "Investment in associates and joint ventures"	Requires the adoption of IFRS 9 regarding long-term investments that are essentially part of the net investment of an entity in an associate or joint venture.	06-30-2020
Definition of Material - Amendments to IAS 1 and IAS 8
The IASB has made modifications to IAS 1 “Presentation of Financial Statements and IAS 8“Accounting policies, changes in accounting estimates and errors” which require that the asessement of materiality be consistent for the application of IFRS.

06-30-2020
Definition of a business - Amendments to IFRS 3	The new business definition requires that a business combination contribute significantly to creating products or services.	06-30-2020

The adoption of these standards, amendments and interpretations adopted, do not have a material impact on the Group, except for the following:

IFRS 16: Leases

The standard establishes the criteria for recognition and valuation of leases for lessees and lessors. The changes incorporated mainly impact the tenant's accounting. IFRS 16 provides that the lessee recognizes an asset for the right of use and a liability at present value with respect to those contracts that meet the definition of lease agreements according to IFRS 16. In accordance with the standard, a lease agreement is one that provides the right to control the use of an identified asset for a specific period. In order for a company to have control over the use of an identified asset: a) it must have the right to obtain substantially all the economic benefits of the identified asset and b) it must have the right to direct the use of the identified asset.

The standard allows lessees to exclude the short-term contracts (under 12 months) and those in which the underlying asset has a low value.

The application of IFRS 16 increased assets and liabilities and generated a decrease in operating costs for leases. On the other hand, the balance of depreciation and financial results generated by the present value of those lease liabilities were increased. This application does not imply changes in comparative information.

  IRSA Propiedades Comerciales S.A.

Standards and amendments not adopted yet by the Group:

Standards and amendments	Description	Date of application by the Group
Covid-19 related rental concessions – Amendments to IFRS 16
As a result of the COVID-19 pandemic, rental concessions have been granted to tenants. Such concessions could adopt a variety of forms, including forgiveness of payments and deferral of lease payments. In May 2020, the IASB made an amendment to IFRS 16 Leases that gives lessees the option to treat qualified rental concessions in the same way as they would if they were not lease modifications. In many cases, this will result in the concessions being recorded as variable lease payments in the period in which they are granted.

06-30-2021
Property, plant and equipment: Product before intended use - Amendments to IAS 16
The amendment to IAS 16 Property, Plant and Equipment (PP&E) prohibits an entity from deducting from the cost of a PP&E item any proceeds received from the sale of items produced while the entity is preparing the asset for its intended use. It also clarifies that an entity is "testing whether the asset is working properly" when evaluating the technical and physical performance of the asset. The financial performance of the asset is not relevant to this evaluation.

06-30-2023
Reference to the Conceptual Framework – Amendments to IFRS 3
Minor amendments were made to IFRS 3 Business Combinations to update the references to the Conceptual Framework for financial reporting and add an exception for the recognition of contingent liabilities and liabilities within the scope of IAS 37 Provisions, contingent liabilities and contingent assets and interpretation 21 Liens. The amendments also confirm that contingent assets should not be recognized on the acquisition date.

06-30-2023
Annual improvements to IFRS standards 2018–2020
The following improvements were completed in May 2020:
● IFRS 9 Financial Instruments: clarifies which commissions should be included in the 10% test for derecognition of financial liabilities.
● IFRS 16 Leases: amendment to illustrative example 13 to remove the illustration of lessor payments in relation to lease improvements, to eliminate any confusion about the treatment of lease incentives.
● IFRS 1 First-time Adoption of International Financial Reporting Standards: allows entities that have measured their assets and liabilities at the carrying amounts recorded in the books of their parent company to also measure accumulated translation differences using the amounts reported by the matrix. This amendment will also apply to associates and joint ventures that have taken the same IFRS 1 exemption.

06-30-2023

The future adoption of these standards and amendments will not have a material impact to the Group.

At the date of issuance of these consolidated Financial Statements, there are no other standards or modifications issued by the IASB that are not yet effective and are expected to have a significant effect on the Group.

2.3.
Scope of consolidation

(a)
Subsidiaries

Subsidiaries are all entities (including structured entities) over which the Group has control. The Group controls an entity when the Group is exposed to, or has rights to, variable returns from its investment in the entity and has the ability to effect such returns through its power over the entity. The Group also analyzes whether there is control when it does not hold more than 50% of the voting rights of an entity but does have capacity to define its relevant activities because of de-facto control.

There may be de-facto control where the relative size of voting rights held by the Group in an entity in relation to the size and dilution of other shareholders gives the Group power to define the relevant activities of such entity.

Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are deconsolidated from the date control ceases.

IRSA Propiedades Comerciales S.A.

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

The Group has elected to recognize acquisition of assets or group of assets carried out between entities under common control that also qualify as “Business Combination” according to IFRS 3, using the acquisition method.

The Group recognizes any non-controlling interest in the acquiree on an acquisition-by-acquisition basis either at fair value or at the non-controlling interest’s proportionate share of the acquirer’s net assets. The Group chooses the method to be used on case-by-case basis.

The amount by which the aggregate of the fair value of consideration transferred, the acquisition date fair value of the Group's previously held interest and any non-controlling interest exceeds the fair value of the assets and liabilities acquired is recorded as goodwill. If the total of consideration transferred, non-controlling interest recognized and previously held interest measured is less than the fair value of the net assets of the subsidiary acquired in the case of a bargain purchase, the difference is recognized directly in the consolidated statements of comprehensive income as "Bargain purchase gains".

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

  IRSA Propiedades Comerciales S.A.

(e)
Joint arrengements

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

The Group takes into account both quantitative and qualitative aspects in order to determine which non-controlling interests in joint ventures are considered significant. In quantitative terms, the investments that individually represent at least 20% of equity in earnings of joint ventures in the consolidated statements of comprehensive income and, simultaneously, at least 20% of the total equity attributable to non-controlling interest in joint ventures at each year-end are considered significant. Therefore, in qualitative terms the Group considers, among other factors, the specific risks to which each company is exposed to, their returns and the importance that each company has for the Group.

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

Investment properties also include properties that are being constructed or developed for future use as investment property. The Group also classifies land whose future use has not been determined yet as investment property.

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

Investment properties are measured initially at cost. Cost comprises the purchase price and directly attributable expenditures, such as legal fees, certain direct taxes, commissions and in the case of properties under construction, the capitalization of financial costs.

For properties under development, capitalization of costs includes not only financial costs, but also all costs directly attributable to works in process, from commencement of construction until it is completed and property is in condition to start operating. Capitalized costs include mainly the part attributable to third-party service costs, as well as the materials necessary for construction. Capitalization of such costs ceases when the property reaches the operating conditions indicated above.

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

After initial recognition, investment properties are carried at fair value. Investment properties that are being redeveloped for continuing use as investment properties or for which the market has become less active, continues to be measured at fair value. Investment properties under construction are measured at fair value if the fair value is considered to be reliably determinable. Investment properties under construction for which the fair value cannot be determined reliably, but for which the Group expects that the fair value of the property will be reliably determinable when construction is completed, are measured at cost less impairment until the fair value becomes reliably determinable or construction is completed, whichever is earlier.

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

Changes in fair values are recognized in the consolidated Statements of Comprehensive Income under the line item “Net gain / (loss) from fair value adjustments of investment properties”.

Asset transfers, including assets classified as investment properties which are reclassified under other items or vice-versa, may only be carried out when there is a change of use evidenced by: a) commencement of occupation of real property by the Group, where investment property is transferred to property, plant and equipment; b) commencement of development activities for sale purposes, where investment property is transferred to property for sale; c) the end of Group occupation, where it is transferred from property, plant and equipment to investment properties; or d) commencement of an operating lease transaction with a third party, where trading properties are transferred to investment properties. The value of the transfer is the one that the property had at the time of the transfer and subsequently is valued in accordance with the accounting policy related to the item.

The Group may sell an investment property when it considers it is not core to its ongoing rental business activities. Where the Group disposes of a property at fair value in an arm’s length transaction, the carrying value immediately prior to the sale is adjusted to the transaction price, and the adjustment is recorded in the Statements of Comprehensive Income in the line “Net (loss) / gain from fair value adjustments of investment properties”.

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

  IRSA Propiedades Comerciales S.A.

All property, plant and equipment (“PPE”) is stated at historical cost less accumulated depreciation and impairment, if any. Historical cost includes expenditure that is directly attributable to the acquisition of the items. For properties under development, capitalization of costs includes not only financial costs, but also all costs directly attributable to works in process, from commencement of construction until it is completed and property is in condition to start operating. Capitalized costs include mainly the part attributable to third-party service costs, as well as the materials necessary for construction. Capitalization of such costs ceases when the property reaches the operating conditions indicated above.

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

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. Such costs may include the cost of improvements and replacement of parts as they meet the conditions to be capitalized while the carrying amount of those parts that are replaced is derecognized. Repairs and maintenance are charged to the consolidated statements of comprehensive income during the financial period in which they are incurred. Depreciation, based on a component approach, is calculated using the straight-line method to allocate the cost over the assets’ estimated useful lives.

As of June 30, 2020 useful lives are as follows:

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

Gains from the sale of these assets are recognized when control has been transferred to the buyer. This will normally take place on unconditional exchange, generally when legal title passes to the buyer and it is probable that the buyer will pay. For conditional exchanges, sales are recognized when these conditions are satisfied.

Gains and losses on disposals are determined by comparing the proceeds, net of direct expenses related to those proceeds, with carrying amount at the date of each transaction. Gains and losses from the disposal of property, plant and equipment items are recognized within “Other operating results, net” in the consolidated statements of comprehensive income.

2.8.         Leases

The Group's leases are recognized and valued in accordance with IFRS 16.

A Group company is the lessor: Operating lease – properties leased to tenants under operating leases are included in “Investment properties” in the Statements of Financial PositionAs of June 30, 2019, they are valued in accordance with IAS 17.

A Group company is the lessor: Operating lease – properties leased to tenants under operating leases are included in “Investment properties” in the Statements of Financial Position (see Note 2.25 for the recognition of rental income).

  IRSA Propiedades Comerciales S.A.

A Group company is the lessee: The Group acquires certain specific assets (essentially machinery and computer equipment and real estate exploitation concessions) under the form of leases in accordance with IFRS 16. Assets acquired under this modality are disclosed as an asset at present value of future minimum payments of the lease. Capitalized leased assets are depreciated over their estimated useful life or over the term of the lease, whichever is earlier. The total financial cost will be distributed among the periods that constitute the term of the lease, so that a constant interest rate is obtained in each period, on the balance of the debt pending amortization.

              Leases within the exception of the rule are charged to income at the time they are accrued. They mainly include contracts of less than one year and / or non-material value.

As of June 30, 2019, they are valued in accordance with IAS 17.

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

(b)
Software

Acquired computer software licenses are capitalized based on of the costs incurred to acquire and bring to use the specific software. These costs are amortized over their estimated useful lives between 3 and 5 years.

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

  IRSA Propiedades Comerciales S.A.

(c)
Right to receive units (barters)

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

(b)
Property, plant and equipment and defined-lived intangible assets

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

Where the is a subsequent reversal of an impairment loss the carrying amount of the asset or cash-generating unit is increased to the revised estimate of its recoverable amount, not to exceed the carrying amount that would have been determined if no impairment loss had been recognized for the asset or cash-generating unit in prior years. A reversal of an impairment loss is recognized in the statements of comprehensive income.

  IRSA Propiedades Comerciales S.A.

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

Supplies and other materials and assets classified in this category are measured at the lower of cost or net realizable value. The cost of supplies, materials and other assets is determined using the weighted average cost method.

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

If either of the two criteria above is not met, the debt instrument is classified at “fair value through profit or loss”. The Group has not designated any debt instrument as measured at fair value through profit or loss to eliminate or significantly reduce an accounting mismatch. Changes in fair values and gains from disposal of financial assets at fair value through profit or loss are recorded within “Financial results, net” in the statements of comprehensive income.

Equity instruments

All equity instruments, which are neither subsidiaries, associate companies nor joint ventures of the Group, are measured at fair value. Equity instruments that are held for trading are measured at fair value through profit or loss. For all other equity instruments, the Group can make an irrevocable election at initial recognition to recognize changes in fair value through other comprehensive income rather than profit or loss. The Group decided to recognize changes in fair value of equity instruments through changes in profit or loss.

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

  IRSA Propiedades Comerciales S.A.

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

An allowance for doubtful accounts is recorded when there is objective evidence that the Group may not be able to collect all receivables within their original payment term. Indicators of doubtful accounts include significant financial distress of the debtor, the debtor potentially filing a petition for reorganization or bankruptcy, or any event of default or past due account. It is calculated by the expected los method.

  IRSA Propiedades Comerciales S.A.

For significant non-homogeneous receivables, the Group generally measures impairment based on an individual analysis. When they are evaluated individually, the Group recognizes the provision for impairment as the difference between the book value of the receivable and the present value of future cash flows, taking into account the existing guarantees, if applicable. This allowance for doubtful accounts considers the financial situation of the debtor, their resources, the payment history and, if applicable, the value of the guarantees provided.

For non-significant homogeneous receivables, the Group assesses the impairment by grouping these receivables based on characteristics of similar risks, considering the type of asset, the delinquency condition and other relevant factors. The Group considers different factors to calculate the amount of the allowance for impairment, which, in its opinion, represents the expected losses over the life of the receivables. When determining the allowance for doubtful accounts, the Group considers, among other factors: (i) the delinquency of the receivables, (ii) the history of losses and the general behavior of the clients, (iii) the trends in volumes and terms of the receivables, (iv) the Group's experience in credit management, (v) national and local economic trends, (vi) credit concentrations by individual size and type of credit, and (vii) the effect of other external factors.

The amount of the allowance is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the original effective interest rate. The carrying amount of the asset is reduced through the use of an allowance, and the amount of the loss is recognized in the Statements of Income within “Selling expenses”. Subsequent recoveries of amounts previously written off are credited against “Selling expenses” in the Statements of Income.

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

  IRSA Propiedades Comerciales S.A.

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

(c)
Bonus plans

The Group recognizes a liability and an expense for bonuses based on a formula that takes into consideration the profit attributable to the Group’s shareholders after certain adjustments. The Group recognizes a provision where contractually obliged or where there is a past practice that has created a constructive obligation.

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

  IRSA Propiedades Comerciales S.A.

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

Current income tax expense is calculated based on the tax laws enacted or substantially enacted at the date of the Statement of Financial Position in the countries where the Group and its subsidiaries operate and generate taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. The Group establishes provisions where appropriate based on the amounts expected to be paid to the tax authorities.

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

In this respect, considering recent Instruction No. 2 issued by the Federal Administration of Public Revenue (AFIP), if the Group posts financial and tax losses, no provision for income tax would be recorded.

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

  IRSA Propiedades Comerciales S.A.

                 In accordance with IFRS 15, the Group recognizes income over time on sales contracts with clients for real estate development in which there is no alternative use to the sale to that client and has the right to demand the collection of the contract. When these conditions are not met, revenue is recognized at the time of delivery or deed.

              Income from satisfaction of performance obligations over time on real estate developments is recognized by measuring progress towards compliance with the obligation when it can be reliably measured. For this measurement, the Group uses the resource method,(otherwise known as the input method) that is, the effort consumed by the entity and determines the percentage of progress based on the estimated cost of the total development.

The Group's income is recognized at the highly probable value of the consideration to which it will be entitled in exchange for transferring products or services to the client that is not expected to undergo significant reversals.

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

Lessees of shopping malls are generally required to pay the higher of: (i) a base monthly rent (the “Base Rent”) and (ii) a specific percentage of gross monthly sales recorded by the Lessee (the “Contingent Rent”), which generally ranges between 2% and 12% of the lessees’ gross sales. Moreover, in accordance with agreements entered for most locations, the Base Rent is subject to scheduled increases, typically between 10% and 24% annually over the term of the lease.

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

Lease contracts also provide that common area maintenance (“CAM”) of the Group’s shopping malls are borne by the corresponding lessees, generally on a pro rata basis. CAM include all such expenses convenient and necessary for various purposes including, but not limited to, the operation, maintenance, management, safety, preservation, repair, supervision, insurance and enhancement of the shopping malls. The lessor is responsible for determining the need and suitability of incurring a common area service charge. The Group makes the original payment for such expenses, which are then reimbursed by the lessees. The Group considered that it acts as a principal in these cases. The expense and the reinbursement are recorded when are incurred.

Service charge income related to CAM is presented separately from property operating expenses. Property operating expenses are expensed as incurred.

Under the terms of the leases, lessees also agree to participate in collective promotion funds (“CPF”) to be used in advertising and promoting the Group’s shopping malls. Each lessee’s participation generally equals a percentage calculated based on the monthly accrued rental prices.

Revenue so derived is also included when are included under rental income and services segregated from advertising and promotion expenses. Such expenses are charged to income when incurred.

On the other hand, revenue includes income from managed operations and other services such as car parking lots. Those revenues are recognized on an accrual basis as services are provided.

●
Office and other rental properties portfolio

Rental income from office and other rental properties include rental income from offices leased out under operating leases, income for services and expense recoveries paid by tenants.

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

●
Sales and Development activities

Revenue from sale and developments of real estate properties primarily comprises the results from the sale of trading properties. Results from the sale of properties are recognized only when control has been transferred to the buyer. This normally takes place on unconditional exchange of contracts (except where payment or completion is expected to occur significantly after exchange). For conditional exchanges, sales are recognized when these conditions are satisfied.

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

The Group may sell the residential apartments to third-party homebuyers once they are finalized and transferred from the developer. In these circumstances, revenue is recognized when control is transferred to the buyer. This will normally take place when the deeds of title are transferred to the homebuyer.

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

In computing diluted earnings per share, income available to common shareholders used in the basic earnings per share calculation is adjusted to add back the after-tax amount of interest recognized in the year with respect to any debt convertible to common stock. The weighted-average number of common shares outstanding is adjusted to include the number of additional common shares that would have been outstanding if the dilutive potential common shares had been issued. Diluted earnings per share is based on the most advantageous conversion rate or exercise price over the entire term of the instrument from the standpoint of the security holder. The calculation of diluted earnings per share excludes potential common shares if their effect is anti-dilutive (Note 29).

2.28.       Dividend distribution

Cash dividend distribution to the Group’s shareholders is recognized as a liability in the period in which the dividends are approved. Such amounts have been recorded either under Retained Earnings, if already forfeited or under Trade and Other Payables, if not forfeited.

IRSA Propiedades Comerciales S.A.

2.29.
Dividends income

Dividends earned are recorded when declared.

2.30.
Comparative information

The balances as of June 30, 2019 and 2018 that are disclosed for comparative purposes were restated in accordance with IAS 29, see Note 2.1.

During the fiscal year ended June 30, 2020, 2019 and 2018, there was a devaluation of the Argentine peso in relation to the US Dollar of approximately 66%, 47% and 74%, respectively. This situation affects the comparability of figures disclosed in these Financial Statements, arising mainly from the impact of the exchange rate on our assets and liabilities in foreign currency.

2.31.       Seasonal effects on operations

The operations of the Group’s shopping mall are subject to seasonal effects, which affect the level of sales recorded by tenants. During summertime (January and February), the tenants of shopping mall experience the lowest sales levels in comparison with the winter holidays (July) and during the period of Christmas’ Seasons (December) when they tend to record peaks of sales. Apparel stores generally change their collections during the spring and the fall, which impacts positively on shopping mall sales. Sale discounts at the end of each season also impact on the business. Consequently, a higher level of revenues is generally expected in shopping mall operations during the second half of our fiscal year rather than the first.

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
		Upon the improper determination of the provision for income tax, the Group will be bound to pay additional taxes, including fines and compensatory and punitive interest.	Note 21 – Taxes
Allowance for doubtful accounts	A periodic review is conducted of receivables risks in the Group’s clients’ portfolios. Bad debts based on the expiration of account receivables and account receivables’ specific conditions.	Incorrect recognition of charges / reimbursements of the allowance for bad debt.	Note 15– Trade and other receivables
Probability estimate of contingent liabilities.	Whether more economic resources may be spent in relation to litigation against the Group; such estimate is based on legal advisors’ opinions.	Charge / reversal of provision in relation to a claim.	Note 20– Provisions

4.
Acquisitions and disposals

Fiscal year ended as of June 30, 2020

Barter transaction “Airspace Coto” y “Plot 1 – Caballito Tower”

See Note 33 in these Financial Statements.

IRSA Propiedades Comerciales S.A.

TGLT – Recapitalization agreement

On August 8, 2019, we entered into certain arrangements with TGLT S.A. (“TGLT”) providing for collaboration in TGLT’s financial restructuring and recapitalization. We participated in the recapitalization agreement whereby TGLT committed: (i) to make a public offer to subscribe Class A preferred shares at a subscription price of USD 1.00 per TGLT share; (ii) to make a public offering of new Class B preferred shares which may be subscribed by (a) the exchange for ordinary shares of TGLT, at an exchange ratio of one Class B preferred share for every 6.94 ordinary shares of the Company and / or (b) the exchange for convertible notes, at an exchange ratio of a Class B preferred share for each USD 1.00 of convertible notes (including accumulated and unpaid interests under the existing convertible notes); and (iii) to grant an option to subscribe new Class C preferred shares in a public offer for cash to be carried out if: (a) the public offer of Class A and Class B preferred shares are consummated and (b) a minimum number of option holders have exercised that option at a subscription price per Class C preferred share of USD 1.00 (or its equivalent in pesos).

Likewise, IRSA Propiedades Comerciales signed as a holder of convertible notes of TGLT an agreement for deferment of payment of interest payable as of February 15, 2019 and August 15, 2019 until November 8, 2019 and an option agreement which may be subscribed Class C preferred shares.

Finally, supporting the recapitalization plan, IRSA Propiedades Comerciales signed with TGLT a subscription commitment for Class A preferred shares under Class A Public Offer to make a contribution in kind of shares of the company La Maltería SA, 100% of its ownership, for an amount up to USD 24 million and promised to exchange its convertible negotiable obligations into preferred Class B shares.

In turn, on November 22, 2019, TGLT held a bondholders of convertible negotiable obligation's meeting in order to consider the modification of different clauses of the indenture in force at that date, and in line with what was agreed in the recapitalization agreement , IRSA Propiedades Comerciales voted in favor of the modifications.

Under the agreements described above, the successful consummation of the offer by TGLT, and having reached the thresholds of consent of the holders of convertible notes of TGLT, on December 11, 2019, the Company concluded the established process in the recapitalization agreement and related documents through the subscription of preferred Class A shares, integrating them in kind through the contribution of the shares of the company La Maltería SA, 100% of their ownership and, likewise, proceeded to the exchange of the convertible note - including deferred interest and accrued interest from August 15, 2019 to December 11, 2019 - in preferred Class B shares.

During the fiscal year 2020, preferred shares were converted into ordinary shares, which is why IRSA Propiedades Comerciales began to have significant influence, considering TGLT S.A. as an associate company.

Sale of Catalinas Tower building

On June 9, 2020 IRSA Propiedades Comerciales signed with an unrelated third party the transfer of the right to deed with the delivery of possession of two medium-height floors of the tower under construction "200 Della Paolera" located in Catalinas District in the Autonomous City of Buenos Aires for a total area of approximately 2,430 square meters and 16 parking lots located in the building.

The price of the transaction was ARS 1,165 million (USD 16.9 million). See Note 9.

Fiscal year ended as of June 30, 2019

Acquisition of Catalinas

The Company’s Board of Directors has approved the acquisition from its parent company IRSA of 14,213 sqm of gross leasable area of the building under development called "Catalinas" in the City of Buenos Aires.

The building consists of 35,208 sqm of gross leasable area in 30 office floors and 316 parking lots in 4 basements and is currently under construction. The price of the transaction was established in the fixed amount of USD 60.3 million. Previously, the Company had adquired 16,194 sqm from IRSA, Accordingly, after completing the transaction mentioned above, the Company will have adquired the total of 30,407 sqm of gross leasable area, equivalent to a total 86.37% of the building's gross leaseble area.

  IRSA Propiedades Comerciales S.A.

Constitution of La Malteria S.A.

On July 11, 2018, "La Malteria S.A.” was formed, with a capital contribution of ARS 0.1 millons represented by 100,000 common nominative shares with a par value of ARS 1.00. IRSA Propiedades Comerciales S.A. subscribed 95,000 shares of share capital, while the remaining 5,000 were subscribed by Fibesa S.A..

Constitution of Pareto S.A.

On October 8, 2018, Pareto S.A. was formed, and its purpose is to design, program and develop software and mobile and web applications.

Pareto started with a capital of 100,000 common shares with a par value of ARS 1.00 of which 65% was owned by IRSA Propiedades Comerciales.

On December 17, 2018, a capital contribution was approved for 16,500 shares of par value ARS 1.00, subscribed in full by the Company with a paid in capital of ARS 5,045.75 per share, amounting ARS 101.6 million. As a result of this capital increase, the ownership of IRSA Propiedades Comerciales increased to 69.96%.

On the same date, Espacio Digital S.A (EDSA), issued a transfer of assets offer to Pareto S.A which includes among other things the source code of the application, clients portfolio and brand for total consideration of USD 0.6 million.

Sale of Tarshop

On February 14, 2019, the Group sold the entire shareholding of the Company in Tarshop S.A. to Banco Hipotecario S.A. The parties agree that the seller will be entitled to a variable remuneration, if the buyer, in a period not exceeding 2 years, sell all or part of the participation to a third party.

The loss for this transaction amounted was ARS 177.1 million.

5.
Financial risk management

5.1          Financial risk

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

  IRSA Propiedades Comerciales S.A.

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

The effect of exposure to the context in which the Group operates was analyzed in Note 35 to these Financial Statements.

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

Financial instruments are only considered sensitive to foreign exchange rates where they are not in the functional currency of the entity that holds them. The following table shows the US dollar-denominated net amounts of the financial instruments for the years ended June 30, 2020 and 2019. All amounts are presented in Argentine Pesos, the presentation currency of the Group:

	Net monetary position liability
	06.30.20	06.30.19
Borrowing position with third parties	(32,842,728)	(24,264,525)
Lending position with related parties	9,908,631	4,075,634
Net monetary position	(22,934,097)	(20,188,891)

The Group estimates that, other factors being constant, a 10% oscillation of the US dollar against the Argentine Peso at year-end would impact in the profit before income tax in an amount of ARS 2,293,410 and ARS 2,018,889 for the years ended June 30, 2020 and 2019, respectively.

This sensitivity analysis provides only a limited, point-in-time view of the sensitivity of the foreign exchange risk associated with Group’s financial instruments. The actual impact of the foreign exchange rate changes on the Group’s financial instruments may differ significantly from the impact shown in the sensitivity analysis.

IRSA Propiedades Comerciales S.A.

Furthermore, the Group also uses derivative instruments, such as foreign currency forward contracts, to manage exposure to foreign exchange risk. As of June 30, 2020 and 2019 there were foreign-currency forward contracts in the amount of ARS 109,854 (net liabilities) and ARS 31,076 (net liabilities), respectively.

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

The Group’s interest rate risk principally arises from long-term borrowings (Note 19). Borrowings issued at floating rates expose the Group to the risk that the actual cash flows differ from those expected. Borrowings issued at fixed rates expose the Group to the risk that the fair values of these differ from those expected. The Group manages this risk by maintaining an appropriate mix between fixed and floating rate interest bearing liabilities. These activities are evaluated regularly to determine that the Group is not exposed to interest rate movements that could adversely impact its ability to meet its financial obligations and to comply with its borrowing covenants.

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

See in Note 19 the breakdown of the Group’s fixed-rate and floating-rate borrowings per currency denomination (excluding finance leases) for the years ended June 30, 2020 and 2019.

The Group estimates that, other factors being constant, a 1% oscillation in floating rates at year-end would impact the profit before income tax for the year ended June 30, 2020 and 2019 by ARS 26.66 million and ARS 26.37 million, respectively.

Other price risk

The Group is exposed to price risk inherent in equity investments, which are classified on the Consolidated Statement of Financial Position at fair value through profit or loss. The Group regularly reviews the prices evolution of these equity securities in order to identify significant movements.

As of June 30, 2020 and 2019, the total value of the investment in equity securities issued by other companies equals to ARS 210.8 million and ARS 559.1 million, respectively (Note 14).

The Group estimates that, other factors being constant, a 10% oscillation in equity indexes at fiscal year-end would decrease profit before income tax for the years ended June 30, 2020 and 2019 by ARS 21.1 million and ARS 55.9 million, respectively.

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

IRSA Propiedades Comerciales S.A.

The Group is subject to credit risk arising from deposits with banks and financial institutions, investments of surplus cash balances, the use of derivative financial instruments and from outstanding receivables. Each local entity is responsible for managing and analyzing this risk.

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

The Group has specific policies to ensure that rental contracts are transacted with counterparties with appropriate credit quality. The majority of the Group’s shopping mall, office and other rental properties’ tenants are well-recognized retailers, diversified companies, professional organizations, and others. Owing to the long-term nature and diversity of its tenancy arrangements, the credit risk of this type of trade receivables is considered to be low. Generally, the Group has not experienced any significant losses resulting from the non-performance of any counterpart to the lease contracts. As a result, the allowance for doubtful accounts balance is low. Individual risk limits are set based on internal or external ratings in accordance with limits set by the Group, as applicable. If tentants are independently rated, these ratings are used. If there is no independent rating, risk control assesses the credit quality of the tentant, taking into account its past experience, financial position, actual experience and other factors. Based on the Group’s analysis, the Group determines the amount of the deposit that is required from the tenant at inception of the lease. Management does not expect any losses from non-performance by these counterparties (Note 15).

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

IRSA Propiedades Comerciales S.A.

The tables below analyze the Group’s non-derivative financial liabilities and derivative financial liabilities into relevant maturity groupings based on the remaining period at the Statement of Financial Position to the contractual maturity date. The amounts disclosed in the tables are the contractual undiscounted cash flows and as a result, they do not reconcile to the amounts disclosed in the statement of financial position. However, undiscounted cash flows in respect of balances due within 12 months generally equal their carrying amounts in the statement of financial position, as the impact of discounting is not significant. The tables include both interest and principal flows.

Where the interest payable is not fixed, the amount disclosed has been determined by reference to the conditions existing at each reporting date.

At June 30, 2020	Less than 1 year	Between 1 and 2 years	Between 2 and 3 years	Between 3 and 4 years	More than 4 years	Total
Trade and other payables	2,998,352	85,462	69,386	10,529	175	3,163,904
Borrowings (excluding finance lease liabilities)	14,086,808	2,118,449	27,192,442	64,633	39,956	43,502,288
Leases liabilities	52,536	49,190	51,304	54,317	1,291,751	1,499,098
Derivative financial instruments	81,540	28,324	6,427	-	-	116,291
Total	17,219,236	2,281,425	27,319,559	129,479	1,331,882	48,281,581

At June 30, 2019	Less than 1 year	Between 1 and 2 years	Between 2 and 3 years	Between 3 and 4 years	More than 4 years	Total
Trade and other payables	1,458,760	73,348	3,129	-	201,900	1,737,137
Borrowings (excluding finance lease liabilities)	3,234,603	11,476,345	2,565,294	2,401,673	21,724,793	41,402,708
Finance leases	15,779	5,534	1,236	-	-	22,549
Derivative financial instruments	18,797	11,993	6,327	1,409	-	38,526
Total	4,727,939	11,567,220	2,575,986	2,403,082	21,926,693	43,200,920

(d)
Capital risk management

The capital structure of the Group consists of shareholder’s equity and short-term to long-term net borrowings. The type and maturity of the Group’s borrowings are analyzed further in Note 19. The Group’s equity is analyzed into its components in the consolidated statement of changes in equity. Capital is managed so as to promote the long-term success of the business and to maintain sustainable returns for shareholders.

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

	06.30.20	06.30.19
Gearing ratio (i)	34.09%	36.68%
Debt ratio (ii)	33.11%	38.71%

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

5.2
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

IRSA Propiedades Comerciales S.A.

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

●
 “Others” includes the entretainment activity trough ALG Golf Center, TGLT SA, La Rural SA and others.

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

● Operating results does not include the amounts pertaining to expenses and collective promotion funds and excludes total recovered costs (e.g. CAM). The CODM examines the net amount from both concepts (total surplus or deficit between expenses and collective promotion funds and recoverable expenses).

  IRSA Propiedades Comerciales S.A.

Revenues generated and goods and services exchanged among segments are calculated on the basis of market prices. Intercompany transactions among segments, if any, are eliminated.

These costs and income are presented now for reconciliation of all segments and their respective consolidating operating income.

The following is a summary analysis of the Group's business segments, corresponding to the fiscal years ended June 30, 2020, 2019 and 2018. Additionally, a reconciliation between results of operations corresponding to segment information and the results of operations as per the statements of comprehensive income; and total assets by segment and total assets according to the statement of financial position. The information by segments has been prepared and classified according to the businesses in which the Group carries out its activities:

  IRSA Propiedades Comerciales S.A.

	06.30.20
	Shopping Malls	Offices	Sales and developments	Others	Total segment reporting	Adjustment for expenses and collective promotion funds	Adjustment for share in (profit) / loss of joint ventures	Total as per statement of comprehensive income
Revenues	5,935,263	2,315,157	310,399	62,934	8,623,753	3,109,382	(60,798)	11,672,337
Operating costs	(566,673)	(139,280)	(123,290)	(87,899)	(917,142)	(3,229,797)	46,417	(4,100,522)
Gross profit / (loss)	5,368,590	2,175,877	187,109	(24,965)	7,706,611	(120,415)	(14,381)	7,571,815
Net (loss) / gain from fair value adjustments in investment properties	(2,105,233)	22,871,661	4,759,012	(136,690)	25,388,750	-	(262,426)	25,126,324
General and administrative expenses	(829,599)	(209,793)	(83,272)	(108,372)	(1,231,036)	-	10,101	(1,220,935)
Selling expenses	(708,768)	(74,544)	(51,897)	(9,324)	(844,533)	-	17,777	(826,756)
Other operating results, net	(38,247)	(26,179)	(5,997)	64,480	(5,943)	17,363	16,086	27,506
Profit / (Loss) from operations	1,686,743	24,737,022	4,804,955	(214,871)	31,013,849	(103,052)	(232,843)	30,677,954
Share of profit of associates and joint ventures	-	-	-	2,727	2,727	-	175,183	177,910
Profit / (Loss) before financing and taxation	1,686,743	24,737,022	4,804,955	(212,144)	31,016,576	(103,052)	(57,660)	30,855,864
Investment properties	49,108,814	61,080,809	10,268,978	75,495	120,534,096	-	(3,042,131)	117,491,965
Property, plant and equipment	225,433	129,224	-	-	354,657	-	(2,047)	352,610
Trading properties	-	-	188,634	-	188,634	-	-	188,634
Goodwill	10,512	31,074	-	90,151	131,737	-	(41,586)	90,151
Right to receive units (barters)	-	-	696,799	-	696,799	-	-	696,799
Inventories	39,606	-	-	-	39,606	-	(752)	38,854
Investments in associates and joint ventures	-	-	-	2,272,396	2,272,396	-	2,363,863	4,636,259
Operating assets	49,384,365	61,241,107	11,154,411	2,438,042	124,217,925	-	(722,653)	123,495,272

	06.30.19
	Shopping Malls	Offices	Sales and developments	Others	Total segment reporting	Adjustment for expenses and collective promotion funds	Adjustment for share in (profit) / loss of joint ventures	Total as per statement of comprehensive income
Revenues	8,540,619	2,157,692	57,674	167,893	10,923,878	3,709,732	(97,472)	14,536,138
Operating costs	(776,418)	(117,581)	(51,285)	(142,488)	(1,087,772)	(3,854,403)	57,233	(4,884,942)
Gross profit / (loss)	7,764,201	2,040,111	6,389	25,405	9,836,106	(144,671)	(40,239)	9,651,196
Net (loss) / gain from fair value adjustments in investment properties	(40,580,851)	699,473	2,341,558	(262,002)	(37,801,822)	-	837,570	(36,964,252)
General and administrative expenses	(945,240)	(192,371)	(87,586)	(106,902)	(1,332,099)	-	3,040	(1,329,059)
Selling expenses	(530,078)	(87,606)	(14,092)	(20,447)	(652,223)	-	5,724	(646,499)
Other operating results, net	(109,534)	(24,428)	(61,002)	(330,839)	(525,803)	16,838	7,374	(501,591)
(Loss) / Profit from operations	(34,401,502)	2,435,179	2,185,267	(694,785)	(30,475,841)	(127,833)	813,469	(29,790,205)
Share of profit / (loss) of associates and joint ventures	-	-	-	153,797	153,797	-	(731,750)	(577,953)
(Loss) / Profit before financing and taxation	(34,401,502)	2,435,179	2,185,267	(540,988)	(30,322,044)	(127,833)	81,719	(30,368,158)
Investment properties	50,105,192	30,517,599	8,163,837	211,033	88,997,661	-	(2,777,673)	86,219,988
Property, plant and equipment	257,347	272,343	-	-	529,690	-	(54,758)	474,932
Trading properties	-	-	178,840	-	178,840	-	-	178,840
Goodwill	10,512	31,074	-	90,151	131,737	-	(41,586)	90,151
Right to receive units (barters)	-	-	128,999	-	128,999	-	-	128,999
Inventories	42,248	-	-	-	42,248	-	(909)	41,339
Investments in associates and joint ventures	-	-	-	116,261	116,261	-	2,179,781	2,296,042
Operating assets	50,415,299	30,821,016	8,471,676	417,445	90,125,436	-	(695,145)	89,430,291

IRSA Propiedades Comerciales S.A.

	06.30.18
	Shopping Malls	Offices	Sales and developments	Others	Total segment reporting	Adjustment for expenses and collective promotion funds	Adjustment for share in (profit) / loss of joint ventures	Total as per statement of comprehensive income
Revenues	9,749,975	1,236,341	265,125	24,596	11,276,037	4,389,642	(94,724)	15,570,955
Operating costs	(828,924)	(133,509)	(69,362)	(39,914)	(1,071,709)	(4,447,772)	58,451	(5,461,030)
Gross profit / (loss)	8,921,051	1,102,832	195,763	(15,318)	10,204,328	(58,130)	(36,273)	10,109,925
Net gain / (loss) from fair value adjustments in investment properties	6,266,223	6,871,408	1,377,741	109,142	14,624,514	-	(1,056,675)	13,567,839
General and administrative expenses	(853,234)	(103,167)	(100,393)	(50,013)	(1,106,807)	-	10,102	(1,096,705)
Selling expenses	(607,184)	(116,541)	(27,353)	(9,687)	(760,765)	-	8,407	(752,358)
Other operating results, net	(104,556)	(5,574)	184,332	37,216	111,418	(7,593)	3,576	107,401
Profit / (Loss) from operations	13,622,300	7,748,958	1,630,090	71,340	23,072,688	(65,723)	(1,070,863)	21,936,102
Share of profit / (loss) of associates and joint ventures	-	-	-	(83,979)	(83,979)	-	971,359	887,380
Profit / (Loss) before financing and taxation	13,622,300	7,748,958	1,630,090	(12,639)	22,988,709	(65,723)	(99,504)	22,823,482
Investment properties	89,981,014	27,329,801	5,329,346	371,112	123,011,273	-	(2,493,947)	120,517,326
Property, plant and equipment	213,658	237,048	-	-	450,706	-	(983)	449,723
Trading properties	-	-	306,295	-	306,295	-	-	306,295
Goodwill	10,512	31,074	-	274,538	316,124	-	(41,586)	274,538
Right to receive units (barters)	-	-	129,395	-	129,395	-	-	129,395
Inventories	56,683	-	-	-	56,683	-	(1,356)	55,327
Investments in associates and joint ventures	-	-	-	611,523	611,523	-	2,853,547	3,465,070
Operating assets	90,261,867	27,597,923	5,765,036	1,257,173	124,881,999	-	315,675	125,197,674

  IRSA Propiedades Comerciales S.A.

7.            Information about subsidiaries

The Group conducts its business through several operating and holding subsidiaries.

The subsidiaries are shown by percentage of participation held by the Group:

			06.30.20		06.30.19
Name of the entity	Place of business / Country of incorporation	Main activity	% of ownership interest held	% of ownership interest held by non-controlling interests	% of ownership interest held	% of ownership interest held by non-controlling interests

Panamerican Mall S.A.	Argentina	Real estate	80.00%	20.00%	80.00%	20.00%
Torodur S.A.	Uruguay	Investment	100.00%	-	100.00%	-
Arcos del Gourmet S.A.	Argentina	Real estate	90.00%	10.00%	90.00%	10.00%
Shopping Neuquén S.A.	Argentina	Real estate	99.95%	0.05%	99.95%	0.05%
Entertainment Holdings S.A.	Argentina	Investment	70.00%	30.00%	70.00%	30.00%
Emprendimiento Recoleta S.A.	Argentina	Real estate	53.68%	46.32%	53.68%	46.32%
Entretenimiento Universal S.A.	Argentina	Event organization and others	98.75%	1.25%	98.75%	1.25%
Fibesa S.A.	Argentina	Mandatory	100.00%	-	100.00%	-
Centro de entretenimiento La Plata S.A.	Argentina	Real estate	100.00%	-	100.00%	-
La Maltería S.A	Argentina	Real estate	-	100.00%	100.00%	-
Pareto S.A	Argentina	Design and software development	69.96%	30.04%	69.96%	30.04%

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

Notwithstanding the foregoing, one of these judicial proceedings continued its process in an extraordinary instance, as the plaintiff filed an appeal for unconstitutionality before the Superior Court of Justice of the Autonomous City of Buenos Aires. Although that appeal was initially rejected, the plaintiff filed a complaint for denied appeal and finally it was granted. Within that framework, the Superior Court of Justice of the Autonomous City of Buenos Aires decided to refer the proceedings to the Chamber so that it may issue a new sentence contemplating certain parameters set by said Court regarding the transfer of green spaces to the City. On February 14, 2019, the Chamber decided to condemn the Government of the City of Buenos Aires ("GCBA") and Arcos, providing for the partial annulment of resolution 157 / APRA / 14 at the point that it did not consider appropriate for Arcos to transfer 65% of the land for use and public utility with unrestricted access and destined "especially and preferably to the generation of new landscaped green spaces". Consequently, it was resolved that the GCBA must issue an administrative act that provides for this assignment. If it does not do so, Arcos must also comply with said assignment, either on the premises where the commercial center is currently located, be it totally or partially on land adjacent to the area. Failing to do this, Arcos del Gourmet S.A. ("Arcos") must pay, prior to the realization of an expert report to be ordered in the execution stage, the sum of money necessary in order for the Administration to proceed to the search for a property with the objective of fulfilling the aforementioned purpose. If none of the aforementioned forms of compliance are specified, the power to order will be expedited - prior intervention of the relevant experts and / or technical departments of the corresponding GCBA - the demolition of the necessary works in order to comply with the ordered assignment.

IRSA Propiedades Comerciales S.A.

Against that judgment, an appeal for local unconstitutionality was filed on March 11, 2019 and a federal extraordinary appeal on March 15, 2019. After the relevant transfers were made, the Chamber decided to reject the appeal for unconstitutionality raised, which is why on May 29, 2019, a complaint was lodged due to an appeal of unconstitutionality denied. Said appeal is pending before the Superior Court of Justice of the City of Buenos Aires. On June 10, 2019, said the Court urged Arcos to accompany additional documentation. This documentation consists of provisions dictated by different departments of the Government of the City of Buenos Aires. Such intimation was fulfilled in a timely manner.

Due to all of the foregoing, the Company's legal advisors, although they consider that the outcome of the complaint is still uncertain, they consider that even if it is unfavorable, there is a low probability that, once the court ruling in the case is signed and once all recursive instances have been exhausted, the demolition of the works carried out in the Property is definitively ordered.

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

Subsequently, in September 2011, a contract for the readjustment of this concession was entered into with the Railway Infrastructure Administrator (ADIF in spanish) (to which the rail assets were transferred in the jurisdiction of AABE), pursuant to the term of the Arcos concession agreement was extended until December 31, 2030. This new agreement provides for an automatic extension of 3 years and 4 months in the event that the Company complies with the agreement and ADIF so finds. Likewise, a new extension is established for an additional 3 years if the Company so declares and ADIF corroborates compliance with the obligations. This agreement established an initial monthly fee of ARS 200 (plus VAT) until December 31, 2025, and ARS 250 (plus VAT) as of January 1, 2026, these values being adjustable every 2 years until the end of the term of the concession.

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

IRSA Propiedades Comerciales S.A.

In turn, and due to the possibility that the eviction of Distrito Arcos property could be resolved in a short time, a precautionary measure was filed in order to avoid the latter until the annulment action is resolved. On June 28, 2019, the interim measure was granted, which is why the launching of the property has been suspended. The sum of ARS 60,500,000 was set as an escrow, which must be implemented through a deposit in the Official Bank in cash, in securities, bonds or the other financial assets.

Likewise, it has also initiated a consignment lawsuit in which Arcos is depositing in due time and form the rental fees corresponding to the Contract for the Readjustment of the Use and Exploitation Concession that Arcos interprets has been improperly revoked. In this process, the claim was transferred, which was answered by Trenes Argentinos with exceptions. These exceptions were answered by us.

Currently the file was opened for testing and we are producing it. To date, the testimonial statements have been produced and the production of the calligraphic and accounting expert evidence remains.

Emprendimiento Recoleta S.A.

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

On December 5, 2018, the property was returned to the competent authorities, who from that date have control of the property, terminating the concession. Consequently, and taking into account that ERSA statute has as its sole corporate purpose the exploitation of the aforementioned concession, the Company entered, as of said date, in the process of dissolution and liquidation as established in subsection 4) of Art. 94 of the LGS.

              On April 12, 2018, ERSA was notified by the Federal National Criminal and Correctional Court No. 1, Secretariat No. 2 in the case entitled “Blaksley Enrique and others s / infraction art. 303 ”of the judicial intervention for a period of six months, ordering the appointment of collecting and informants overseers and decreeing their general inhibition of assets. On July 20, 2018 and subsequently, on August 10, 2018, the Company received two new notifications from the same Court in which it was ordered: 1) to transfer to the Court's account 7.36% of the income received by the company for any concept and 2) designate as representatives of the minority of 46.316% in all shareholders' meetings, board meetings, the interveners. On January 8, 2019, the Federal National Criminal and Correctional Court No. 1 decreed the preventive seizure for the purpose of confiscation of 46.31% of all value obtained from the sale and / or liquidation of the assets of the Company after deduction of taxes and any other expense. Although these measures were appealed in a timely manner, all of them are in force as of the date of these Financial Statements.

It should be noted that the end of ERSA’s concession has no significant impact on the Group’s Financial Statements.

Panamerican Mall S.A.

Below is the summarized financial information of subsidiaries with material non-controlling interests which are considered significant for the Group, presented before intercompany eliminations.

  IRSA Propiedades Comerciales S.A.

	Current assets	Non-current assets	Current liabilities	Non-current liabilities	Net assets	% of ownership interest held by non-controlling interests	Book value of non-controlling interest	% of ownership interest held by controlling interests	Book amount
06.30.20	464,806	26,131,918	1,287,274	5,884,572	19,424,878	20%	3,884,975	80%	15,539,902
06.30.19	894,268	19,820,241	950,060	5,593,408	14,171,041	20%	2,834,208	80%	11,336,832

	Revenues	Comprehensive income for the year	Cash from operating activities	Cash from investing activities	Cash from financing activities	Net increase in cash and cash equivalents	Dividends paid to non-controlling interest
06.30.20	2,027,772	5,984,852	1,092,451	(240,902)	(1,192,318)	(340,769)	-
06.30.19	2,213,660	491,630	1,064,156	(712,195)	(165,054)	186,907	-

The non-controlling interests of the remaining subsidiaries summarize ARS 204,019 and ARS 279,025 as of June 30, 2020 and 2019 respectively. Non of these subsidiaries have non-controlling interest that individually are considered significant for the Group.

8.
Interests in joint ventures

Restrictions, commitments and other matters in respect of joint ventures

According to Business Companies Law N° 19,550, 5% of the profit of the year is separated to constitute a legal reserve until it reaches legal capped amounts (20% of total capital). This legal reserve is not available for dividend distribution and can only be released to absorb losses. The Group’s joint ventures have not reached the legal limit of this reserve.

There are no contingent liabilities relating to the Group’s interest in joint ventures, and there are no contingent liabilities of the joint ventures themselves, other those mentioned below.

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

Pursuant to an Ordinance 11,706 enacted on December 30, 2014, a rezoning permit was obtained for the plot of land to be used mainly for commercial purposes, which considerably expands the uses and potential buildable square meters through new urban indicators. On January 5, 2017, the Provincial Decree N° 1,835 was published in the Official Gazette of the Province of Buenos Aires granting its approval, and the new urban and rezoning standards thus became effective.

As approved in the Ordinance, on January 20, 2015, Quality Invest entered into a zoning agreement with the Municipality of San Martin which governs various issues related to applicable regulations and provides for a mandatory assignment of square meters in exchange for monetary contributions subject to fulfillment of certain administrative milestones of the rezoning process, the first of which (for ARS 20,000,000) was paid to the Municipality ten days after the execution of the aforementioned agreement.

Moreover, on June 27, 2016, the plot subdivision plan was filed with the Municipality, in compliance with another significant milestone committed under the zoning agreement.

IRSA Propiedades Comerciales S.A.

On June 28, 2017, Quality Invest S.A. signed an agreement with EFESUL S.A. in order to assume as their own the obligations that the latter agreed with the Municipality of General San Martin within the framework of the aforementioned Urban Agreement. This agreement contemplates a donation, which will be paid based on the work progress that the Municipality develops on the property initially transferred by EFESUL S.A.

In addition, during July 2017, Quality Invest S.A. subscribed two addendums to the aforementioned Urban Development Agreement, which contemplate the following: 1) a new subdivision plan of the property will be presented within 120 days of the addendum signing and 2) the payment of the twelveth installment in cash was replaced by the sum of ARS 71 million payables in 18 equal and consecutive monthly installments.

On October 16, 2018, Quality signs the 3rd amendment to the Urban Agreement, which, in relation to the first clause of the second addendum, contemplates that the company must pay the Municipality as a balance for the execution of the Expansion and enhancement of the Rodríguez Peña Street, the amount of ARS 19,722,222.22 in capital and ARS 6,362,864.29 in concept of adjutment by application of the CPI until December 31, 2018, which will be paid for work progress certificates.

On December 27, 2018, Quality subscribes a bailment agreement with the Municipality of San Martín, in relation to the strip to be transferred for the realization of the Metrobus, in front of Av. San Martín. Once Quality subdivision plan has been registered, it will be transfered by public deed or similar document that strip for Metrobus to the Municipality of San Martín.

As of the date of these Financial Statements, the subdivision plan has been presented to the Secretary of Public Works and Services of the Municipality of San Martín, and the approval by the Municipality has been granted. On October 3, 2019, the Municipal Mayor of the General San Martín District, in use of his powers, approved the domain setting for use to be assigned presented by the firm Quality Invest SA, through the signing of Decree 1587 / 19.

Obtained the domain setting by the Municipality of San Martín, through Decree 1587/19, in February 2020 progress was made in the approval process through our Geototal Study advisor, presenting the subdivision plan, before the Geodesy Directorate of the Province of Buenos Aires, in which the Directorate of Catastro and Land Registry intervenes.

On March 19, 2020, Estudio HCA Consultora, entered the request for hydraulic pre-feasibility before the Provincial Hydraulic Directorate through file EX-2020 - 5690294, which, as of the date of these Financial Statements, is under review by the department of legal affairs.

As of the date of these Financial Statements, no news was registered due to the presentations at the Directorate of Catrasto and the Provincial Directorate of Hydraulics.

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

On February 27, 2020, the proceedings were considered returned to the Federal Civil and Commercial Court and the parties were ordered to notify their return.

On July 30, 2020, the SRA and La Rural S.A. were notified about the return of the proceedings.

              On August 13, 2020, the Oral Court was released to send the entirety of the evidence to the Civil Court.

Set out below is the summarized financial information for the joint ventures considered to be material to the Group:

Quality Invest S.A.

	Current assets	Non-current assets	Current liabilities	Non-current liabilities	Net assets	% of ownership interest held by non-controlling interests	Book value of non-controlling interest	% of ownership interest held by controlling interests	Book amount
06.30.20	4,466	5,524,895	86,899	1,302,250	4,140,212	50%	2,101,179	31,074	2,101,179
06.30.19	25,410	4,922,191	118,785	1,152,626	3,676,190	50%	1,869,169	21,742	1,869,169

	Revenues	Comprehensive income / (loss) for the year	Cash from operating activities	Cash from investing activities	Cash from financing activities	Net increase (decrease) in cash and cash equivalents
06.30.20	18,024	369,586	(89,220)	-	89,220	-
06.30.19	35,542	(1,167,230)	(124,343)	(133)	124,472	(5)

 TGLT S.A.

	Current assets	Non-current assets	Current liabilities	Non-current liabilities	Net assets	% of ownership interest held by non-controlling interests	Book value of associates interest	Book amount
06.30.20	4,597,800	10,552,115	3,915,799	5,230,429	6,003,687	30.2%	3,944,342	2,059,346
06.30.19	6,384,260	9,771,505	10,293,965	7,916,148	(2,054,348)	-	-	-

	Revenues	Comprehensive (loss) / income for the year	Cash from operating activities	Cash from investing activities	Cash from financing activities	Net increase (decrease) in cash and cash equivalents
06.30.20	1,959,904	(383,096)	518,325	(405,704)	(585,402)	(472,781)
06.30.19	5,329,418	220,160	159,704	(999,180)	(637,271)	(1,476,747)

Below is shown a detail of the investment and values of shares held by de Group in associates and joint ventures as of June 30, 2020 and 2019, as well as the Group's participation in the comprehensive results of these companies as of June 30, 2020, 2019 and 2018:

  IRSA Propiedades Comerciales S.A.

	% of ownership interest held by non-controlling interests			Value of Group’s interest in equity		Group’s interest in comprehensive income
Name of the entity	06.30.20	06.30.19	06.30.18	06.30.20	06.30.19	06.30.20	06.30.19	06.30.18
Joint ventures
Quality Invest S.A.	50.00%	50.00%	50.00%	2,101,179	1,869,169	184,792	(583,899)	876,835
Nuevo Puerto Santa Fe S.A.	50.00%	50.00%	50.00%	262,684	310,612	(9,609)	(147,851)	94,524
La Rural S.A. (2)	50.00%	50.00%	50.00%	202,809	101,195	101,613	143,963	(43,463)
Associates
TGLT S.A.(5)(7)	30.20%	-	-	2,059,346	-	(115,759)	-	-
Tarshop S.A.	-	-	20.00%	-	-	-	2,667	(23,018)
Others associates (3)(4)	-	-	-	10,241	15,066	(4,830)	7,167	(17,498)
Total interests in associates and joint ventures				4,636,259	2,296,042	156,207	(577,953)	887,380

				Last financial statements issued
Name of the entity	Place of business / Country of incorporation	Main activity	Common shares	Share capital (nominal value)	Income / (loss) for the year	Equity
Joint ventures
Quality Invest S.A.	Argentina	Real estate	163,039,244	326,078	369,586	4,140,211
Nuevo Puerto Santa Fe S.A. (1)	Argentina	Real estate	138,750	27,750	(21,465)	502,097
La Rural S.A.	Argentina	Event organization and others	714,498	1,430	223,884	326,526
Associates
TGLT S.A. (5)(6)	Argentina	Real estate	279,502,813	924,991	(311,273)	6,003,688

(1)
Nominal value per share ARS 100.
(2)
Corresponds to profit/ (loss) for the fiscal year ended at June 30, 2020, 2019 and 2018.
(3)
Represents other individually non-significant associates.
(4)
Includes ARS 323 as of June 30, 2019, in relation to the equity interest in Avenida Compras disclosure in Provisions. (See Note 20)
(5)
See Note 4 in these Financial Statements.
(6)
Corresponds to loss for the period of six-month ended at June 30, 2020.
(7)
Includes ARS (21,703) of other comprehensive loss.

Changes in the Group’s investments in associates and joint ventures for the years ended June 30, 2020 and 2019 were as follows:

	06.30.20	06.30.19
Beginning of the year	2,296,042	3,465,070
Adjustments of previous years (IFRS 9)	-	(41,178)
Profit sharing, net	177,910	(577,953)
Dividends	(38,319)	(445,412)
Other comprehensive loss	(21,703)	-
Sale of interest in associates (i)	-	(177,137)
Acquisition of interest in associates (i)(Note 30)	2,175,110	-
Irrevocable contributions (Note 30)	47,219	72,652
End of the year (4)	4,636,259	2,296,042

(i)
See Note 4.

  IRSA Propiedades Comerciales S.A.

9.            Investment properties

The Group's investment properties are measured at fair value. The following table shows the Group’s hierarchy of fair values per investment property category and the changes in the investment property’s balances for the fiscal years ended June 30, 2020 and 2019:

	Shopping Malls	Office and Other rental properties	Undeveloped parcels of land	Properties under development	Others (*)
Fair value hierarchy	3	2	2	2	3	Total
Fair value as of 06.30.18	88,601,809	21,409,968	5,329,346	4,805,091	371,112	120,517,326
Additions	339,779	92,637	492,933	1,537,322	27,720	2,490,391
Capitalization of financial costs (Note 28)	-	-	-	96,324	-	96,324
Capitalized lease costs	4,059	11,598	-	-	-	15,657
Depreciation of capitalized lease costs (i)	(4,241)	(8,480)	-	-	-	(12,721)
Transfers	519,984	7,693,719	-	(8,210,643)	74,203	77,263
Net (loss) / gain from fair value adjustment on investment properties	(40,686,891)	(1,337,276)	2,341,558	2,980,359	(262,002)	(36,964,252)
Fair value as of 06.30.19	48,774,499	27,862,166	8,163,837	1,208,453	211,033	86,219,988
Additions (iv)	497,928	7,760,651	1,952	732,116	1,152	8,993,799
Disposals (ii)	-	(1,165,015)	(389,084)	(182,712)	-	(1,736,811)
Transfers (iii)	43,398	660,692	-	(127,500)	-	576,590
Capitalization of financial costs (Note 28)	-	-	-	385	-	385
Capitalized lease costs	15,913	4,325	-	-	-	20,238
Depreciation of capitalized lease costs (i)	(8,648)	(6,167)	-	-	-	(14,815)
Decrease due to loss of control	-	-	(1,693,733)	-	-	(1,693,733)
Net gain from fair value adjustment on investment properties	(2,352,539)	23,145,520	4,186,006	284,027	(136,690)	25,126,324
Fair value as of 06.30.20	46,970,551	58,262,172	10,268,978	1,914,769	75,495	117,491,965

(i) As of June 30, 2020 and 2019 depreciation charges were included in “Costs” in the amount of ARS 14,815 and ARS 12,721, respectively, in the Statement of Comprehensive Income (Note 26).
(ii) Barter disposal of “Land Plot 1” of Caballito Ferro Land included in Undeveloped parcels of land and disposal for the sale of two floors of “200 Della Paolera” included in Office and other rental properties.(See Note 4).
(iii) It includes the transfer of Astor Berutti in Shopping Malls and the transfer of 22nd y 23rd floor of Intercontinenal Building in Office and other rental properties. This last transfer generated the revaluation surplus (See Note 17).
(iv) It Includes acquisition of “200 Della Paolera” in Office and other rental properties.
(*) Corresponds to the DirectTV Arena Stadium - OFC S.R.L - Ogden Argentina S.A - Entretenimiento Universal S.A. - Transitory Union.

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

  IRSA Propiedades Comerciales S.A.

For the Shopping Malls there is no liquid market for the sale of properties with these characteristics that can be taken as a reference of value. Likewise, the Shopping Malls, being a business denominated in pesos, are highly related to the evolution of macroeconomic variables in Argentina, the purchasing power of individuals, the economic cycle of GDP growth, the fluctuations of inflation, among others. Consequently, the methodology adopted by the Group for the valuation of Shopping Malls is the discounted cash flow model (“DCF”), which allows the volatility of the Argentine economy to be taken into account and its correlation with the revenue streams of the Malls and the inherent risk of the Argentine macroeconomy. The DCF methodology contemplates the use of certain unobservable valuation assumptions, which are determined reliably based on the information and internal sources available at the date of each measurement. These assumptions mainly include the following:

● Cash flow from future projected revenue are based on the current locations, type and quality of the properties, and supported by the lease agreements that the Group has signed with its tenants. Because the Group's revenues are the higher value between a Minimum Fixed Value (“VMA”) and a percentage of the tenant's sales in each Shopping Mall, management estimated of the evolution of  Gross Domestic Product (“GDP) and Inflation of the Argentine economy using information provided by an external consultant to predict the expected value of tenant sales, which have a high correlation with these two macroeconomic variables. These macroeconomic projections were contrasted with the projections prepared by the International Monetary Fund (“IMF”), the Organization for Economic Cooperation and Development (“OECD”) and with the Survey of Macroeconomic Expectations (“REM”), which consists of a Survey prepared by the Central Bank of Argentina aimed to local and foreign specialized analysts in order to allow a systematic follow-up of the main short and medium term macroeconomic forecasts on the evolution of the Argentine economy.
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
● Given the prevailing inflationary context and the volatility of certain macroeconomic variables, a reference long term interest rate in pesos is not available to discount the projected cash flows from shopping malls. Consequently, the projected cash flows were dollarized through the future ARS / USD exchange rate curve provided by an external consultant, which are contrasted to assess their reasonableness with those of the IMF, OECD, REM and the On-shore Exchange Rate Futures Market (“ROFEX”). Finally, dollarized cash flows were discounted with a long-term dollar rate, the weighted average capital cost rate (“WACC”) for each valuation date.
● The estimation of the WACC discount rate was determined according to the following components:
a) United States Treasury risk-free rate;
b) Industry beta, considering comparable companies from the US, Brazil, Chile and Mexico, in order to contemplate the Market Risk on the risk-free rate;
c) Argentine country risk considering the EMBI + Index; and
d) Cost of debt and capital structure, considering that information available from the Argentine corporate market (“blue chips”) was determined as a reference, since sovereign bonds have a history of defaults. Consequently, and because IRSA Propiedades Comerciales, based on its representativeness and market share represents the most important entity in the sector, we have taken its indicators to determine the discount rate.

For offices and other rental properties and land reserves, the valuation was determined using transactions of comparable market, since the market for offices and land reserves in Argentina is liquid and has market transactions that can be taken as a reference. These fair values are adjusted to the differences in key attributes such as location, property size and quality of interior. The most significant input to this comparable market approach is the price per square meter that derives from the supply and demand in force in the market at each valuation date, however there are other inputs such as adapting made to observable transactions to reflect aspects relevant to the valuation of each asset, such as size, location, etc.

  IRSA Propiedades Comerciales S.A.

As of September 2019, the real estate market began to experience certain changes in its operation as a result of the implementation of regulations on the exchange market. In general terms, the measure implemented on September 1, 2019 by the Argentine Central Bank, establishes that exporters of goods and services must liquidate their foreign exchange earnings in the local market no later than 5 days after collection. Likewise, it is established that resident legal entities may buy foreign currency for the importation or payment of debts at maturity, but they will need the approval of the Argentine Central Bank for buying foreign currency for the formation of foreign assets, pre-cancellation of debts, turn abroad profits and dividends and make transfers abroad. Additionally, the regulations mentioned above restrict the access to purchase dollars for human persons. Subsequently, the Argentine Central Bank established stricter control, further limiting access to the foreign exchange market (see Note 35 to these Financial Statements).

Currently, it is observed that the sale and purchase transactions of office buildings can be settled in Argentine pesos (using an implicit exchange rate higher than the official one) or in dollars. Consequently, the most likely scenario is that any sale of office buildings / undeveloped parcels of land will be settled in Argentine pesos at an implicit exchange rate higher than the official one, which is reflected in the operations carried out by the Group before and after the closing of these Financial Statements. (See Note 4 and Note 36 to these Financial Statements). Therefore, the Group has valued its office buildings and undeveloped parcels of land in Argentine pesos at the end of the year, considering the situation described above, which results in a gain with respect to the values previously recorded.

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
●       Status of construction permits.

There were no changes to the valuation techniques during the year.

The following table presents information regarding the fair value measurements of investment properties using significant unobservable inputs (Level 3):

June 30, 2020

Property type	Valuation technique	Discount rate	Growth rate
Shopping Malls	Discounted cash flow	12.18%	2.3%

For the next 5 years the Group considered an average exchange rate ARS/USD with increasing trend that begins at ARS 86.21 for to the year ended June 30, 2021, arriving at ARS 243.89. Over the long term, the model assumes a nominal depreciation rate of the Argentine peso of 21.1%, estimated based on the projected inflation rates of Argentina and US. The inflation considered shows a decreasing trend, beginning at 47.9% and leveling off at around 23.2% in 5 years.
June 30, 2019

Property type	Valuation technique	Discount rate	Growth rate
Shopping Malls	Discounted cash flow	12.10%	3%

For the next 5 years the Group considered an average exchange rate ARS/USD with increasing trend that begins at ARS 48.47 for to the year ended June 30, 2020, arriving at ARS 72.16. Over the long term, the model assumes a nominal depreciation rate of the Argentine peso of 5.7%, estimated based on the projected inflation rates of Argentina and US. The inflation considered shows a decreasing trend, beginning at 44.5% and leveling off at around 8% in 5 years.

 IRSA Propiedades Comerciales S.A.

Sensitivity of unobservable assumptions - Shopping malls (in million of Argentine peso):

	Discount rate + 1%	Discount rate -1%	Growth rate + 1%	Growth rate - 1%	Inflation + 10% (1)	Inflation - 10% (2)	Devaluation rate + 10% (3)	Devaluation rate - 10% (4)
2020	(4,252)	5,207	2,027	(1,655)	8,852	(7,282)	(4,115)	5,030
2019	(3,266)	4,073	1,536	(1,232)	2,860	(2,618)	(3,035)	3,709

(1) assume a 10% higher inflation rate for each period vis-a-vis projected rates.
(2) assume a 10% lower inflation rate for each period vis-a-vis projected rates.
(3) assume a 10% higher exchange rate for each period vis-a-vis projected rates.
(4) assume a 10% lower exchange rate for each period vis-a-vis projected rates.

The following amounts have been recognized in the statements of comprehensive income:

	06.30.20	06.30.19	06.30.18
Revenues from rental and services (Note 25)	8,255,456	10,802,312	10,922,095
Expenses and collective promotion fund (Note 25)	3,109,382	3,709,732	4,389,642
Rental and services costs (Note 26)	3,975,514	4,826,611	5,351,754
Net unrealized gain / (loss) from fair value adjustment on investment properties	24,460,451	(36,964,252)	13,560,751
Net realized gain from fair value adjustment on investment properties (i)(ii)	1,133,425	-	23,016

(i)
As of June 30, 2020 it includes ARS 3,844.- and ARS 359,939.- for the monetary and non-monetary benefit, respectively, corresponding to the barter transaction of the Caballito Ferro land, ARS 573,006 for the sale of floors 10th and 11th of the office building “200 Della Paolera”, and ARS 196,636 for the deconsolidation of La Malteria SA. As of June 30, 2018, it includes ARS 23,016 correspond to the sale 2nd floor of the Intercontinental Building.
(ii)
As of June 30, 2020, ARS 665,873 corresponds to net realized gain from fair value on investment properties for the year (ARS 92,867 for the Caballito Ferro land and ARS 573,006 for the “200 Della Paolera” building) and ARS 467,552 net realized gain from fair value on investment properties in previous years (ARS 270,916 attributable to the Caballito Ferro land and ARS 196,636 to the deconsolidation of La Maltería SA). As of June 30, 2018, ARS 7,088 corresponds to net realized gain from fair value on investment properties for the year and ARS 15,928 net realized gain from fair value on investment properties in previous years.

Certain of the Group’s investment properties have been mortgaged or otherwise restricted to secure some of the Group’s borrowings and other liabilities. The net book value of those properties as of June 30, 2020 and 2019 is as follows:

	06.30.20	06.30.19
Córdoba Shopping (i)	1,266,128	1,312,510
Total	1,266,128	1,312,510

(i)
A portion of the Córdoba Shopping mall property is encumbered with an antichresis right as collateral for an advance rent received from NAI International II Inc. amounting to ARS 113.5 million and ARS 117.6 million, as of June 30, 2020 and 2019, respectively, (included in “Trade and other payables” in the statement of financial position).

10.         Property, plant and equipment

Changes in the Group’s property, plant and equipment for the years ended June 30, 2020 and 2019 are as follows:

	Other buildings and facilities	Furniture and fixtures	Machinery and equipment	Vehicles	Others	Total
As of June 30, 2018
Costs	466,951	221,800	1,391,729	19,567	832	2,100,879
Accumulated depreciation	(229,947)	(169,558)	(1,235,874)	(15,777)	-	(1,651,156)
Net book amount as of 06.30.18	237,004	52,242	155,855	3,790	832	449,723
Additions	-	49,898	45,917	-	-	95,815
Disposals	-	(584)	(1,240)	-	-	(1,824)
Transfers	-	1,784	18,483	-	-	20,267
Depreciation charges (i)	(17,061)	(12,421)	(57,086)	(3,065)	-	(89,633)
Revaluation results	-	454	130	-	-	584
As of June 30, 2019	219,943	91,373	162,059	725	832	474,932
Costs	466,951	273,352	1,455,019	19,567	832	2,215,721
Accumulated depreciation	(247,008)	(181,979)	(1,292,960)	(18,842)	-	(1,740,789)
Net book amount as of 06.30.19	219,943	91,373	162,059	725	832	474,932
Additions	92,030	18,766	48,413	-	-	159,209
Disposals	-	(2,122)	(4,964)	-	-	(7,086)
Transfers	(168,578)	-	(14,244)	-	-	(182,822)
Depreciation charges (i)	(15,191)	(14,790)	(60,362)	(561)	-	(90,904)
Revaluation results	-	(136)	(583)	-	-	(719)
As of June 30, 2020	128,204	93,091	130,319	164	832	352,610
Costs	390,403	289,860	1,483,641	19,567	832	2,184,303
Accumulated depreciation	(262,199)	(196,769)	(1,353,322)	(19,403)	-	(1,831,693)
Net book amount as of 06.30.20	128,204	93,091	130,319	164	832	352,610

(i) As of June 30, 2020 and 2019, depreciation charges were charged to “Costs” in the amount of ARS 74,999 and ARS 71,595, respectively, to “General and administrative expenses” in the amount of ARS 15,854 and ARS 17,388, respectively and to “Selling expenses” in the amount of ARS 51 and ARS 650, respectively, in the Statements of Comprehensive Income (Note 26).

IRSA Propiedades Comerciales S.A.

             As of June 30, 2020 and 2019, there are no properties under development included in these items, there were no capitalization of financial costs anual no items of property plant and equipment have assets been mortgaged to guarantee group loans.

11.          Trading properties

Changes in trading properties for the years ended June 30, 2020 and 2019 are as follows:

	Completed properties	Undeveloped sites	Total
As of June 30, 2018	2,477	303,818	306,295
Additions	-	15,977	15,977
Disposals (i)	(1,255)	-	(1,255)
Transfers	1,156	(97,529)	(96,373)
Impairment (Note 27)	-	(45,804)	(45,804)
As of June 30, 2019	2,378	176,462	178,840
Additions	-	15,263	15,263
Disposals (i)	(68)	(18,937)	(19,005)
Transfers	13,536	-	13,536
As of June 30, 2020	15,846	172,788	188,634

	Net book amount
Description	06.30.20	06.30.19	Date of acquisition
Undeveloped sites:
Air space Coto	34,386	52,926	Sep-97
Plot of land Córdoba	58,749	43,883	May-15
Residencial project Neuquén	79,655	79,655	May-06
Total undeveloped sites	172,790	176,464

Completed properties:
Condominios II	2,308	2,376	Nov-13
Beruti parking	13,536	-	Feb-20
Total completed properties	15,844	2,376
Total trading properties	188,634	178,840
Non-current	181,866	177,254
Current	6,768	1,586
Total	188,634	178,840

(i)
 As of June 30, 2020 and 2019 the sales properties costs were charged to “Costs” in the Statements of Comprehensive Income. (Note 26)

During the fiscal years ended June 30, 2020 and 2019 no borrowing costs were capitalized.

None of the Group’s trading properties have been mortgaged or otherwise restricted to secure Group’s borrowings and other payables.

IRSA Propiedades Comerciales S.A.

12.         Intangible assets

Changes in the Group’s intangible assets for the fiscal years ended June 30, 2020 and 2019 are as follows:

	Goodwill	Software	Right to receive units (Barters) (ii)	Others	Total
As of June 30, 2018
Costs	274,544	234,798	129,395	335,739	974,476
Accumulated depreciation	-	(68,206)	-	(234,729)	(302,935)
Net book amount as of 06.30.18	274,544	166,592	129,395	101,010	671,541
Additions	-	185,115	760	-	185,875
Transfers	-	-	(1,156)	-	(1,156)
Impairment (iii)	(184,393)	-	-	-	(184,393)
Amortization charge (i)	-	(75,219)	-	(16,702)	(91,921)
As of June 30, 2019	90,151	276,488	128,999	84,308	579,946
Costs	90,151	419,913	128,999	335,739	974,802
Accumulated depreciation	-	(143,425)	-	(251,431)	(394,856)
Net book amount as of 06.30.19	90,151	276,488	128,999	84,308	579,946
Additions	-	20,743	631,845	-	652,588
Disposals	-	(4,649)	-	-	(4,649)
Transfers	-	-	(64,045)	-	(64,045)
Amortization charge (i)	-	(141,335)	-	(4,772)	(146,107)
As of June 30, 2020	90,151	151,247	696,799	79,536	1,017,733
Costs	90,151	436,007	696,799	335,739	1,558,696
Accumulated depreciation	-	(284,760)	-	(256,203)	(540,963)
Net book amount as of 06.30.20	90,151	151,247	696,799	79,536	1,017,733

(i) As of June 30, 2020 and 2019, depreciation charges were charged to “Costs” in the amount of ARS 65,020 and ARS 38,272, respectively, to “General and administrative expenses” in the amount of ARS 79,951 and ARS 52,487, respectively and to “Selling expenses” in the amount of ARS 1,136 and ARS 1,162, respectively, in the Statements of Comprehensive Income (Note 26).
(ii) Corresponds to in kind receivables representing the right to receive residential apartments in the future under barter transactions (Note 33).
(iii) Corresponds to impaired goodwill of La Arena S.A..

13.         Rights of use assets

The composition of the Group's rights of use assets as of June 30, 2020 is as follows:

06.30.20
Convention center	146,228
Stadium DirecTV Arena	409,901
Machinery and equipment	12,617
Shopping malls	7,600
Total rights of use assets	576,346
Non-current	576,346
Total	576,346

              The charges to income related to rights of use assets were the following:

06.30.20
Convention center	(11,938)
Stadium DirecTV Arena	(19,065)
Machinery and equipment	(8,737)
Shopping malls	(436)
Total depreciation of rights of use (i)	(40,176)

(i)
As of June 30, 2020 depreciation charges were charged to “Costs” in the amount of ARS 34,746 and to “General and administrative expenses” in the amount of ARS 5,430 (Note 26).

Changes in rights of use assets for the year ended June 30, 2020 are as follows:

06.30.20
Beginning of the year	-
Additions (ii)	458,357
Transfers	158,165
Depreciation charge	(40,176)
End of the year	576,346

(ii) See Note 2.2

IRSA Propiedades Comerciales S.A.

           The average discount rate and the term of the recognized lease liability as of June 30, 2020 are reported below:

Discount rate	Maturity
10.61%	12/1/2033
10.61%	12/1/2041

14.         Financial instruments by category

The note shows the financial assets and financial liabilities by category and a reconciliation to the corresponding line in the Consolidated Statements of Financial Position, as appropriate. Financial assets and liabilities measured at fair value are assigned based on their different levels in the fair value hierarchy.

Financial assets and financial liabilities as of June 30, 2020 were as follows:

	Financial assets at amortized cost (i)	Financial assets at fair value through profit or loss		Subtotal financial assets	Non-financial assets	Total
June 30, 2020		Level 1	Level 2
Assets as per Statement of Financial Position
Trade and other receivables (excluding allowance for doubtful accounts) (Note 15)	8,049,234	-	-	8,049,234	1,542,514	9,591,748
Investments in financial assets:
- Public companies’ securities	-	210,757	-	210,757	-	210,757
- Mutual funds	-	61,697	809,688	871,385	-	871,385
- Bonds	-	5,186,235	-	5,186,235	-	5,186,235
Derivative financial instruments
- Foreing-currency future contracts	-	-	6,436	6,436	-	6,436
Cash and cash equivalents:
- Cash at banks and on hand	2,782,946	-	-	2,782,946	-	2,782,946
- Short- term investments	63,999	1,779,664	-	1,843,663	-	1,843,663
Total	10,896,179	7,238,353	816,124	18,950,656	1,542,514	20,493,170

	Financial liabilities at amortized cost (i)	Financial liabilities at fair value through profit or loss	Subtotal financial liabilities	Non-financial liabilities	Total
		Level 2
Liabilities as per Statement of Financial Position
Trade and other payables (Note 18)	1,202,599	-	1,202,599	3,596,984	4,799,583
Derivative financial instruments
- Futures contracts	-	21,320	21,320	-	21,320
- Swaps of interest rate (ii)	-	94,970	94,970	-	94,970
Borrowings (Note 19)	39,079,556	-	39,079,556	-	39,079,556
Total	40,282,155	116,290	40,398,445	3,596,984	43,995,429

        Financial assets and financial liabilities as of June 30, 2019 were as follows:

	Financial assets at amortized cost (i)	Financial assets at fair value through profit or loss			Subtotal financial assets	Non-financial assets	Total
June 30, 2019		Level 1	Level 2	Level 3
Assets as per Statement of Financial Position
Trade and other receivables (excluding allowance for doubtful accounts) (Note 15)	3,634,828	-	-	-	3,634,828	7,184,117	10,818,945
Investments in financial assets:
- Public companies’ securities	-	559,079	-	-	559,079	-	559,079
- Mutual funds	-	2,076,080	623,258	-	2,699,338	-	2,699,338
- Bonds	-	5,098,116	-	965,942	6,064,058	-	6,064,058
Derivative financial instruments
- Foreing-currency future contracts	-	-	8,022	-	8,022	-	8,022
Cash and cash equivalents:
- Cash at banks and on hand	4,339,395	-	-	-	4,339,395	-	4,339,395
- Short- term investments	-	1,661,919	-	-	1,661,919	-	1,661,919
Total	7,974,223	9,395,194	631,280	965,942	18,966,639	7,184,117	26,150,756

IRSA Propiedades Comerciales S.A.

	Financial liabilities at amortized cost (i)	Financial liabilities at fair value through profit or loss	Subtotal financial liabilities	Non-financial liabilities	Total
		Level 2
Liabilities as per Statement of Financial Position
Trade and other payables (Note 18)	1,373,077	-	1,373,077	3,449,628	4,822,705
Derivative financial instruments
- Futures contracts	-	573	573	-	573
- Swaps of interest rate (ii)	-	38,525	38,525	-	38,525
Borrowings (excluding finance leases liabilities) (Note 19)	33,609,501	-	33,609,501	-	33,609,501
Total	34,982,578	39,098	35,021,676	3,449,628	38,471,304

(i)
    The fair value of financial assets and liabilities at their amortized cost does not differ significantly from their book value.
(ii)
The maturity date is February 16, 2023 and it is associated with the loan obtained through its subsidiary, Panameriacan Mall S.A, with the purpose of paying for the work that is being carried out at the Polo Dot (Note 19).

As of June 30, 2019 Financial liabilities carried at amortized cost also include liabilities under finance leases where the Group is the lessee and which therefore have to be measured in accordance with IAS 17 “Leases”. Finance leases are excluded from the scope of IFRS 7 “Financial Instruments: Disclosures”. Therefore, finance leases have been shown separately.

The following are details of the book value of financial instruments recognized, which were offset in the statements of financial position:

	06.30.20			06.30.19
	Gross amounts recognized	Gross amounts offset		Gross amounts recognized	Gross amounts offset	Net amount presented
Financial assets
Trade and other receivables (excluding the allowance for doubtful accounts and other receivables)	8,486,586	(437,352)	8,049,234	3,817,935	(183,107)	3,634,828
Financial liabilities
Trade and other payables	(1,639,951)	437,352	(1,202,599)	(1,556,182)	183,105	(1,373,077)

Results of derivative financial instruments are included in “Financial results, net” (Note 28) and “Other operating results, net” (Note 27) in the statements of comprehensive income and can be assigned to the following categories:

	Financial assets / (liabilities) at amortized cost	Financial assets / (liabilities) at fair value through profit or loss	Total
June 30, 2020
Interest income	769,116	-	769,116
Interest expense	(3,271,208)	-	(3,271,208)
Foreign exchange, net	(4,669,704)	-	(4,669,704)
Other finance costs	(222,039)	-	(222,039)
Gain from repurchase of non-convertible notes	92,782	-	92,782
Fair value gains of financial assets through profit or loss	-	124,101	124,101
Interest generated by operating credits	60,792	-	60,792
Loss from derivative financial instruments	-	(176,862)	(176,862)
Net loss	(7,240,261)	(52,761)	(7,293,022)

	Financial assets / (liabilities) at amortized cost	Financial assets / (liabilities) at fair value through profit or loss	Total
June 30, 2019
Interest income	117,826	-	117,826
Dividend income	-	-	-
Interest expense	(2,928,593)	-	(2,928,593)
Foreign exchange, net	84,278	-	84,278
Other finance costs	(263,328)	-	(263,328)
Gain from repurchase of non-convertible notes	6,517	-	6,517
Fair value gains of financial assets through profit or loss	-	1,034,711	1,034,711
Interest generated by operating credits	78,176	-	78,176
Gain from derivative financial instruments	-	556,592	556,592
Net (loss) / income	(2,905,124)	1,591,303	(1,313,821)

IRSA Propiedades Comerciales S.A.

	Financial assets / (liabilities) at amortized cost	Financial assets / (liabilities) at fair value through profit or loss	Total
June 30, 2018
Interest income	408,998	-	408,998
Dividend income	82,837	-	82,837
Interest expense	(2,140,484)	-	(2,140,484)
Foreign exchange, net	(8,319,791)	-	(8,319,791)
Other finance costs	(277,736)	-	(277,736)
Fair value gains of financial assets through profit or loss	-	1,731,404	1,731,404
Interest generated by operating credits	10,846	-	10,846
Gain from derivative financial instruments	-	550,573	550,573
Net (loss) / income	(10,235,330)	2,281,977	(7,953,353)

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

In the case of Level 2, fair value is determined by using valuation methods based on inputs directly or indirectly observable in the market. The financial instruments the Group has allocated to this level comprise foreign-currency forward contracts and swaps of interest rate.

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

When no quoted prices in an active market are available, fair values are based on recognized valuation methods. The Group uses a range of valuation models for the measurement of Level 2 and Level 3 instruments, details of which may be obtained from the following table:

Description	Pricing model	Parameters	Fair value hierarchy	Range
Foreign-currency contracts	Present value method - Theoretical price	Underlying asset price (Money market curve); Interest curve	Level 2	-
Foreign-currency contracts	Present value method - Theoretical price	Foreign exchange curve

Swaps of interest rate	Discounted cash flow	Interest rate futures	Level 2	-

Investments in financial assets	NAV - Theoretical price	Value is determinated based on the company´s shares in equity funds based on its Financial Statements, which are based on fair value, or evaluations of its investment.	Level 2	-

TGLT Convertible Notes		Underlying asset price (Market price) - share price volatility and market Interest rate	Level 3	Underlying asset price 10 to 13, share price volatility 55% to 75%, market interest-rate 8% to 9%
TGLT Convertible Notes	Black& Scholes - Thoretical price

IRSA Propiedades Comerciales S.A.

15.         Trade and other receivables

The following table shows the amounts of Trade and other receivables as of June 30, 2020 and 2019:

	06.30.20	06.30.19
Lease and services receivables	1,165,823	1,404,710
Post-dated checks	301,234	884,663
Averaging of scheduled rent escalation	657,302	762,145
Debtors under legal proceedings	402,353	324,892
Property sales receivables	16,263	43,020
Consumer financing receivables	16,441	23,498
Less: allowance for doubtful accounts	(618,273)	(382,220)
Total trade receivables	1,941,143	3,060,708
Loans	1,056,340	68,582
Advance payments	509,590	603,604
Others (*)	221,065	209,407
Prepayments	220,155	233,975
Other tax receivables	155,467	174,918
Expenses to be recovered	41,141	19,883
Guarantee deposit	1,970	1,835
Less: allowance for doubtful accounts	(165)	(236)
Total other receivables	2,205,563	1,311,968
Related parties (Note 30)	4,826,604	6,063,813
Total trade and other receivables	8,973,310	10,436,489
Non-current	5,093,549	696,656
Current	3,879,761	9,739,833
Total	8,973,310	10,436,489

(*)
Includes ARS 181,744 and ARS 183,675 at June 30 of 2020 and 2019 respectively, of agreement for assumption of debt with the State Assets Administration Office, or AABE in Spanish. (Note 19)

As of June 30, 2020 and 2019, all non-current receivables are due within 4 years, from the end of the fiscal year.

The fair values of trade and other receivables approximate their respective carrying amounts because, due to their short-term nature. The Fair values of non-current trade and other receivables approximate their respective carrying amounts, as the impact of discounting is not considered significant.

Trade receivables are generally presented in the Statement of Financial Position net of allowances for doubtful accounts. Impairment policies and procedures by type of receivables are discussed in detail in Note 2.15.

Movements on the Group’s allowance for doubtful accounts and other receivables are as follows:

	06.30.20	06.30.19
Beginning of the year	382,456	447,096
Additions	324,219	160,838
Unused amounts reversed	(19,705)	(52,140)
Used during the year	(2,533)	(8,208)
Inflation adjustment	(65,999)	(165,130)
End of the year	618,438	382,456

The allowance for doubtful accounts’ additions and unused amounts reversed have been included in “Selling expenses” in the statements of comprehensive income (Note 26). Amounts charged to the allowance account are generally written off, when no recovery is expected.

The Group’s trade receivables comprise: shopping mall leases and related services, office leases and related services, consumer financing; and sale of properties. The maximum exposure to credit risk at the reporting date is the carrying value of each class of receivables (Note 5).

The Group also has receivables from related parties. Neither of which are due nor impaired.

IRSA Propiedades Comerciales S.A.

Due to the distinct characteristics of each type of receivable, an aging analysis of past due unimpaired and impaired receivables are shown by type and class as of June 30, 2020 and 2019 (includes not past due receivables to reconcile with the amounts in the statements of financial position):

Type of receivables	Up to 3 months	3 to 6 months	Over 6 months	Non past due	Impaired	Total
Shopping mall lease and services receivables	213,749	53,539	74,483	1,549,129	601,832	2,492,732
Office leases and services receivables	2,600	-	80	31,300	-	33,980
Consumer financing receivables	-	-	-	-	16,441	16,441
Property sales receivables	5,421	5,421	5,421	-	-	16,263
Total as of June 30, 2020	221,770	58,960	79,984	1,580,429	618,273	2,559,416
Shopping mall leases and services receivables	182,028	59,050	57,101	2,655,087	358,722	3,311,988
Office leases and services receivables	1,731	-	1,831	60,860	-	64,422
Consumer financing receivables	-	-	-	-	23,498	23,498
Property sales receivables	14,342	14,339	14,339	-	-	43,020
Total as of June 30, 2019	198,101	73,389	73,271	2,715,947	382,220	3,442,928

Leases and services receivables from investment properties:

Trade receivables related to leases and services from the shopping malls and offices represent 98.8% and 98.1% of the Group’s total trade receivables as of June 30, 2020 and 2019, respectively. The Group has a large customer base and is not dependent on any single customer. Leases and services receivables that are not due and for which no allowance has been recorded relate to a wide and varied number of customers for whom there is no external credit rating available. Most of these customers have been actively renting a minimum of six months. New customers with less than six months are constantly monitored. At the end of the year, the Group has not experienced credit issues with these new customers.

As of June 30, 2020 and 2019, the Group recorded net loss due to leases and services receivables for an amount of ARS 311,571 and ARS 121,756, respectively.

Consumer financing receivables:

Trade receivables related to the residual activities of the Group represent only 0.6% and 0.7% of the Group’s total trade receivables as of June 30, 2020 and 2019, respectively.

As of June 30, 2020 and 2019, the Group provided for recorded net losses on impairment of consumer financing receivables in an amount of (ARS 7,057) and (ARS 13,058), respectively.

The estimation of the credit risk is complex and requires the use of rating and scoring models which are essential to measure default risk. In measuring the consumption credit risks of credit purchases made through credit cards and cash advances, the Group considers two components: (i) the probability of default by client or counterparty, and (ii) the likely recovery rate of obligations in arrears. The models are reviewed regularly to check their effectiveness with respect to actual performance and, where necessary, to enhance them.

Receivables from the sale of properties:

Trade receivables related to the sale of properties represent 0.6% and 1.2% of the Group’s total trade receivables as of June 30, 2020 and 2019, respectively. Payments on these receivables are generally received when due and are generally secured by mortgages on the properties, thus credit risk on outstanding amounts is considered low.

IRSA Propiedades Comerciales S.A.

16.         Cash flow and cash equivalent information

Following is a detailed description of cash flows generated by the Group’s operations for the years ended June 30, 2020, 2019 and 2018:

	Note	06.30.20	06.30.19	06.30.18
Net profit / (loss) for the year		18,153,260	(25,922,964)	20,348,486
Adjustments:
Income tax	21	5,373,999	(6,138,041)	(6,534,323)
Amortization and depreciation	26	292,002	194,275	168,684
Impaired trading properties	27	-	45,804	-
Impaired goodwill	27	-	184,393	-
Loss on sale of associates and joint ventures		-	171,689	-
Net gain / (loss) from fair value adjustment on investment properties	9	(25,126,324)	36,964,252	(13,567,839)
Gain from disposal of trading properties		(254,511)	(22,839)	(216,248)
Disposals by concession maturity		7,086	1,045	16,916
Averaging of schedule rent escalation	25	(162,635)	(379,515)	(90,262)
Directors’ fees	30	126,417	189,859	149,254
Financial results, net		6,915,458	864,848	8,027,131
Provisions and allowances		356,812	173,896	244,245
Share of profit of associates and joint ventures	8	(177,910)	577,953	(887,380)
Right to receive units due to non-compliance		-	-	(18,057)
Changes in operating assets and liabilities
Decrease / (Increase) in inventories		2,485	14,185	(6,422)
Decrease / (Increase) in trade and other receivables		1,015,767	355,265	(549,697)
(Decrease) / Increase in trade and other payables		(1,291,692)	(1,265,333)	1,173,129
(Decrease) / Increase in payroll and social security liabilities		(125,520)	(99,046)	61,067
Uses of provisions	20	(50,964)	(75,223)	(113,156)
(Increase) / Decrease in trading properties		(15,263)	7,103	252,639
Net cash generated by operating activities before income tax paid		5,038,467	5,841,606	8,458,167

The following table shows a detail of non-cash transactions occurred in the years ended June 30, 2020, 2019 and 2018:

	06.30.20	06.30.19	06.30.18
Non-cash transactions
Decrease in intangible assets through an increase in trading properties	13,536	1,156	40,597
Decrease in trading properties through an increase in investment properties	-	97,529	-
Increase in investment properties through an increase in borrowings	385	96,324	37,293
Increase in properties plant and equipment through an increase in borrowings	-	6,407	20,045
Increase in properties plant and equipment through a decrease in investment properties	-	20,267	17,578
Increase in trade and other receivables through a decrease in investment in associates and joint ventures (dividends)	-	430,458	15,932
Decrease in trade and other receivables through an increase in investment in associates and joint ventures	-	8,385	8,474
Decrease in associates and joint ventures through a decrease in borrowings (dividends)	-	8,407	8,817
Decrease in associates and joint ventures through a decrease in equity	-	41,178	-
Increase in intangible assets through an increase in trade and other payables	-	-	85,126
Increase in investment properties through an increase in trade and other payables	1,153,243	-	295,497
Increase in investment in associates and joint ventures through a decrease in provisions	-	-	352
Decrease in investment properties through a decrease in trade and other payables	-	-	3,479
Increase in trade and other receivables through an increase in borrowings	-	-	156
Currency translation adjustment in associates	21,703	-	-
Decrease in trading properties through an increase in intangible assets	246,929	-	-
Increase in investment properties through a decrease in properties plant and equipment	168,265	-	-
Decrease in investment properties through an increase in intangible assets	371,470	-	-
Increase in investment in financial assets through a decrease in trade and other receivables	703,113	-	-
Decrease in equity through an increase in borrowings (dividends)	54,921	-	-
Increase in rights of use assets through a decrease in properties plant and equipment	21,355	-	-
Increase in financial assets through a decrease in investment in associates and joint ventures (dividends)	28,518	-	-
Increase in investment in associates and joint ventures through a decrease in investment in financial assets	854,309	-	-
Decrease in equity through an increase in trade and other payables	709	-	-
Decrease in intangible assets through an increase in trade and other payables	4,649	-	-
Increase in investment properties through a decrease in trade and other receivables	5,409,479	-	-
Increase in investment properties through an increase in equity	273,460	-	-
Increase in investment properties through an increase in tax credits and debts	91,154	-	-
Increase in financial assets through a decrease in investment properties	1,188,284	-	-
Increase in investment properties through a decrease in intangible assets	50,509	-	-
Increase in leases liabilities through a decrease in borrowings	7,031	-	-
Decrease in investment properties through an increase in properties plant and equipment	6,798	-	-

  IRSA Propiedades Comerciales S.A.

An increase in investment in associates through a decrease due to loss of control in subsidiaries (i)

06.30.20
Investment properties	1,693,733
Income tax and minimum presumed income tax credits	2,248
Trade and other receivables	63,918
Deferred income tax liabilities	(359,292)
Trade and other payables	(77,558)
Income tax and minimum presumed income tax liabilities	(2,248)
Decrease due to loss of control	1,320,801

(i)
Corresponds to the desconsolidation of La Maltería S.A.

Balances incorporated as result of business combination (*)

06.30.18
Trade and other receivables	(80,816)
Income tax and minimum presumed income tax credits	(236)
Investment properties	(261,971)
Property, plant and equipment	(469)
Salaries and social security costs	5,598
Deferred income tax	32,965
Income tax and minimum presumed income tax liabilities	2,961
Trade and other payables	244,943
Provisions	1,003
Total net non-cash assets acquired	(56,022)
Goodwill	(184,393)
Non-controlling interest	16,742
Total net assets acquired	(223,673)
Financed amount	85,126
Inflation adjustment	23,811
Acquisition of subsidiaries, net of cash acquired	(114,736)

(*) Corresponds to the incorporation of La Arena S.A..

17.          Shareholder’s equity

Share capital and premium

The share capital of IRSA Propiedades Comerciales was originally represented by common shares with a nominal value of ARS 0.1 per share and one vote each. On December 18, 2012, the Superintendence of Corporations registered an amendment to the Company’s by-laws whereby it increased the nominal value of its shares from ARS 0.1 to ARS 1 each. This amendment, was registered under number 20,264 of Stock Companies Book 62 T°. The CNV admitted the shares indicated above for listing on the Buenos Aires Stock Exchange.

There have been no changes to capital accounts as of June 30, 2020, 2019 and 2018.

IRSA Propiedades Comerciales S.A.

As of June 30, 2020, the capital stock consisted of 126,014,050 common shares with a par value of ARS 1.00 per share, entitled to one vote each and was as follows:

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

Inflation adjustment of share capital

The inflation adjustment related to share capital was appropriated to an inflation adjustment reserve that formed part of shareholders' equity. The balance of this reserve could be applied only towards the issuance of common stock to shareholders of the Group.

Legal reserve

According to Law N° 19,550, 5% of the profit of the year is destined to constitute legal reserves until they reach legal capped amount (20% of share capital). This legal reserve is not available for dividend distribution and can only be released to absorb losses. IRSA Propiedades Comerciales has reached the legal limit of this reserve.

Reserve for future dividends

The Company and subsidiaries may separate portions of their profits of the year to constitute voluntary reserves according to company law and practice. These special reserves may be for general purposes or for specific uses.

Resolution reserve CNV 609/12- Retained earnings

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

  IRSA Propiedades Comerciales S.A.

This reserve may not be released to make distributions in cash or in kind and it may only be released for capitalization to absorb any negative balances of retained earnings. Changes in fair value that have occurred after the transition period are part of retained earnings.

As of June 30, 2020, 2019 and 2018, the reserve amounted to ARS 9,232 millon.

Special reserve

The Ordinary and Extraordinary General Shareholders' Meeting on October 29, 2018 constituted a special reserve for ARS 34,413 millon. As of June 30, 2020, the reserve amounted to ARS 150 millon.

Revaluation surplus

The revaluation surplus was originated in the transfer from Property, plant and equipment to Investment properties of the floors 22 and 23 of the Intercontinental Building, which were previously used by the Group, moving from the historical cost to fair value model. This reserve amounts to ARS 273 million as of June 30, 2020.

Dividends

Dividends distributed corresponding to the results of the years ended as of June 30, 2020, 2019 and 2018 were:

●  ARS 877 million, approved by the Ordinary and Extraordinary General Shareholders' Meeting on October 30, 2019.
●  ARS 1,008 million, approved by the Ordinary and Extraordinary General Shareholders' Meeting on October 29, 2018.
● ARS 1,834 million, approved by the Ordinary and Extraordinary General Shareholders' Meeting on October 31, 2017.

As of June 30, 2020, 2019 and 2018 there were no prescribed dividends corresponding to dividends pending of payment from previous years.

The canceled dividends during the years ended as of June 30, 2020, 2019 and 2018 were ARS 730, ARS 1,008 and ARS 1,834 million.

Dividends distributed per share during the years ended June 30, 2020, 2019 and 2018 were ARS 6.96, ARS 8.00 and ARS 14.56 million.

  IRSA Propiedades Comerciales S.A.

18.         Trade and other payables

The following table shows the amounts of trade and other payables as of June 30, 2020 and 2019:

	06.30.20	06.30.19
Rent and service payments received in advance	1,246,676	1,097,775
Admission rights	1,017,114	1,438,219
Accrued invoices	261,767	432,796
Trade payables	295,302	218,252
Tenant deposits	99,946	109,373
Payments received in advance	31,359	68,716
Total trade payables	2,952,164	3,365,131
Tax payable	116,524	358,757
Others	157,337	180,271
Other payments received in advance to be accrued	70,134	78,633
Tax payment plans	7,884	407,528
Dividends	-	179
Total other payables	351,879	1,025,368
Related parties (Note 30)	1,495,540	432,206
Total trade and other payables	4,799,583	4,822,705
Non-current	1,238,572	1,229,156
Current	3,561,011	3,593,549
Total	4,799,583	4,822,705

The fair value of currents trade and other payables approximate their respective book values due to theris short- term nature. The fair values of non-current trade and other payables approximate their book values, as the impact of the discount is not significant.

19.         Borrowings

The following table shows the Group's borrowings as of June 30, 2020 and 2019:

	Book Value at 06.30.20	Book Value at 06.30.19	Fair Value at 06.30.20	Fair Value at 06.30.19
Non-Convertible notes	34,965,126	30,563,397	26,100,131	30,419,944
Bank loans	2,422,845	2,453,670	2,292,321	2,229,691
Bank overdrafts	1,399,190	314,669	1,399,190	314,669
AABE Debts	181,744	183,675	181,744	183,675
Loans with non-controlling interests	110,651	94,090	110,651	94,090
Finance leases	-	21,730	-	21,730
Total borrowings	39,079,556	33,631,231	30,084,037	33,263,799
Non-current	26,579,396	31,831,168
Current	12,500,160	1,800,063
Total	39,079,556	33,631,231

As of June 30, 2020 and 2019, the Group did not hold collateralized liabilities (seller financing and long-term borrowings, excluding finance leases).

As of June 30, 2019 the borrowings also include liabilities under finance leases where the Group is the lessee and which therefore are measured in accordance with IAS 17 “Leases”. Information regarding liabilities under finance leases is disclosed in Note 24.

IRSA Propiedades Comerciales S.A.

The maturity of the Group's borrowings (excluding obligations under finance leases) and the Group's classification related to interest rates is as follows:

	06.30.20	06.30.19
Capital
Less than one year	11,629,111	1,051,896
Between 1 and 2 years	754,688	9,323,478
Between 2 and 3 years	25,825,888	653,578
Between 3 and 4 years	64,633	21,900,972
More than 4 years	39,956	-
	38,314,276	32,929,924
Accrued interest:
Less than one year	742,418	549,470
Between 1 and 2 years	-	130,107
Between 3 and 4 years	22,862	-
	765,280	679,577
	39,079,556	33,609,501

The fair value of current borrowings approximate its carrying amount, as the effect of discounting is not significant. The fair value of debt instruments that are not quoted on a market are valued at their technical value, that is, nominal value plus accrued interest.

The following table shows a detail of the borrowings evolution as of June 30, 2020, 2019 and 2018:

	06.30.20	06.30.19	06.30.18
Balances at the beginning of the year	33,631,231	34,838,174	13,714,485
Borrowings obtained	10,292,732	3,338,776	1,795,897
Payment of borrowings	(10,620,056)	(2,992,941)	(190,083)
Interest paid	(3,015,702)	(2,893,591)	(1,875,222)
Accrued interest	2,772,749	3,001,913	2,136,977
Foreign exchange	5,683,954	(2,028,141)	14,800,680
Short terms loans, net	1,288,810	353,581	(50,692)
Repurchase of non-convertible notes	(600,306)	(80,546)	-
Issuance of non-convertible notes	-	-	6,588,262
Others	(7,840)	25,149	35,914
Inflation adjustment	(346,401)	(27,467)	(2,155,337)
Capitalization of financial costs	385	96,324	37,293
Balances at the end of the year	39,079,556	33,631,231	34,838,174

The fair value of non-current borrowings at fixed rates (excluding obligations under finance leases) is as follows:

	06.30.20	06.30.19
NCN Class II due 2023	18,915,962	22,110,412
NCN Class IV due 2020	7,602,883	8,309,532
Bank loans	2,292,321	2,229,691
	28,811,166	32,649,635

The following table breakdown the borrowings by fixed and floating rate of the Group by emission currency:

Borrowings by currency and rate	06.30.20	06.30.19
Fixed rate:
Argentine Peso	1,357,174	214,310
US Dollar	35,056,859	30,757,845
Subtotal borrowings at fixed rate	36,414,033	30,972,155
Floating rate:
Argentine Peso	517,241	498,800
US Dollar	2,148,282	2,138,546
Subtotal borrowings at floating rate	2,665,523	2,637,346
Total borrowings	39,079,556	33,609,501
Financial leasing	-	21,730
Total borrowings in accordance with financial statement	39,079,556	33,631,231

IRSA Propiedades Comerciales S.A.

20.          Provisions

The following table shows the movements in the Group's provisions for other liabilities:

Labor, legal and other claims		Investments in associates (*)	06.30.20	06.30.19
Balances at the beginning of the year	113,867	323	114,190	124,701
Inflation adjustment	(42,918)	-	(42,918)	(50,349)
Increases (i)	89,137	-	89,137	86,906
Recovery (i)	(36,839)	-	(36,839)	(21,707)
Used during the year	(8,046)	-	(8,046)	(25,222)
Others (*)	-	(323)	(323)	(139)
Balances at the end of the year	115,201	-	115,201	114,190
Non-current			72,184	62,713
Current			43,017	51,477
Total			115,201	114,190

(*) Corresponds to investments in associates with negative equity. (Note 8)
(i)
The charge to increase and recovery provisions has been charged within the line “Other operating results, net”, in the Statement of Comprehensive Income (Note 27).

Included in this item are certain amounts in respect of which the Group has established a provision for legal claims, none of which is considered significant.

21.         Current and deferred income tax

The Group’s income tax has been calculated on the estimated taxable profit for each year at the rates prevailing in the respective tax jurisdictions. The subsidiaries of the Group in the jurisdictions where the Group operates are required to calculate their income taxes on a separate basis; thus, they are not permitted to compensate subsidiaries’ losses against subsidiaries’ income.

The details of the provision for the Group’s income tax are as follows:

	06.30.20	06.30.19	06.30.18
Current income tax	(24,441)	(131,359)	(448,599)
Special tax for tax revaluation	-	(394,898)	-
Deferred income tax	(5,348,343)	6,664,298	6,982,922
Minimum presumed income tax	(1,215)	-	-
Income tax - (Loss) / Gain	(5,373,999)	6,138,041	6,534,323

The statutory tax rates in the countries where the Group operates for all of the years presented are:

Tax jurisdiction	Income tax rate	Fiscal year
Argentina	25% and 30%	2020 and 2019
Argentina	35%	2018
Uruguay	0%	-

Deferred tax assets and liabilities of the Group as of June 30, 2020 and 2019 are expected to be recovered as follows:

	06.30.20	06.30.19
Deferred income tax asset to be recovered after more than 12 months	2,953,241	625,265
Deferred income tax asset to be recovered within 12 months	731,332	1,889,431
Deferred income tax asset	3,684,573	2,514,696

Deferred income tax liabilities to be recovered after more than 12 months	(26,356,656)	(5,036,780)
Deferred income tax liabilities to be recovered within 12 months	(1,086,624)	(16,156,418)
Deferred income tax liabilities	(27,443,280)	(21,193,198)
Deferred income tax, net	(23,758,707)	(18,678,502)

IRSA Propiedades Comerciales S.A.

Deferred income tax (broken down into assets and liabilities) during the fiscal years ended June 30, 2020 and 2019, without considering offsetting balances within the same tax jurisdiction, is the following:

	06.30.19	(Charged) / Credited to the statement of income	Revaluation surplus	Decrease due to loss of control	06.30.20
Deferred income tax asset
Tax loss carry-forwards	1,555,861	1,061,858	-	-	2,617,719
Investment properties	-	133,302	-	-	133,302
Borrowings	45,919	(483)	-	-	45,436
Trade and other payables	783,473	(221,146)	-	-	562,327
Trade and other receivables	98,240	(33,557)	-	-	64,683
Trading properties	-	223,668	-	-	223,668
Provisions	638	(15)	-	-	623
Other	9,375	11,720	-	-	21,095
Payroll and social security liabilities	5,255	(1,578)	-	-	3,677
Tax inflation adjustment	15,935	(3,892)	-	-	12,043
Subtotal deferred income tax assets	2,514,696	1,169,877	-	-	3,684,573

Deferred income tax liabilities
Investment properties and properties plant and equipment	(18,369,550)	(5,864,823)	(91,154)	359,292	(23,966,235)
Right of use assets	-	(1,513)	-	-	(1,513)
Trade and other payables	(36,225)	(757)	-	-	(36,982)
Investments in financial instruments	(175,724)	75,251	-	-	(100,473)
Other	(90,986)	(145,944)	-	-	(236,930)
Trading properties	(35,254)	15,432	-	-	(19,822)
Tax inflation adjustment	(1,600,472)	(560,208)	-	-	(2,160,680)
Trade and other receivables	(876,837)	(43,787)	-	-	(920,624)
Cash and cash equivalent	(8,150)	8,129	-	-	(21)
Subtotal deferred income tax liabilities	(21,193,198)	(6,518,220)	(91,154)	359,292	(27,443,280)
Deferred income tax liabilities, net	(18,678,502)	(5,348,343)	(91,154)	359,292	(23,758,707)

	06.30.18	(Charged) / Credited to the statement of income	06.30.19
Deferred income tax asset
Tax loss carry-forwards	1,897,615	(341,754)	1,555,861
Trade and other payables	859,493	(76,020)	783,473
Borrowings	46,661	(742)	45,919
Trade and other receivables	98,558	(318)	98,240
Trading properties	6,937	(6,937)	-
Provisions	1,888	(1,250)	638
Other	38,325	(28,950)	9,375
Payroll and social security liabilities	8,161	(2,906)	5,255
Tax inflation adjustment	-	15,935	15,935
Subtotal deferred income tax assets	2,957,638	(442,942)	2,514,696

Deferred income tax liabilities
Investment properties and properties plant and equipment	(27,508,822)	9,139,272	(18,369,550)
Trade and other payables	(16,986)	(19,239)	(36,225)
Investments in financial instruments	(76,285)	(99,439)	(175,724)
Other	(118,146)	27,160	(90,986)
Trading properties	(65,027)	29,773	(35,254)
Intangible assets	(1,053)	1,053	-
Tax inflation adjustment	-	(1,600,472)	(1,600,472)
Trade and other receivables	(511,125)	(365,712)	(876,837)
Cash and cash equivalent	(2,994)	(5,156)	(8,150)
Subtotal deferred income tax liabilities	(28,300,438)	7,107,240	(21,193,198)
Deferred income tax liabilities, net	(25,342,800)	6,664,298	(18,678,502)

Deferred income tax assets are recognized for tax loss carry-forwards to the extent that the realization of the related tax benefits through future taxable profits is probable. Tax loss carry-forwards may have expiration dates or may be permanently available for use by the Group depending on the tax jurisdiction where the tax loss carry forward is generated. Tax loss carry-forwards in Argentina generally expire within 5 years.

IRSA Propiedades Comerciales S.A.

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

As of June 30, 2020, the tax loss carry-forwards of the Group and the jurisdictions which generated them are as follows:

Jurisdiction	Tax loss carry-forward	Date of generation	Date of expiration	Rate
Argentina	2,248	2016	2021	25%
Argentina	8,121	2017	2022	25%
Argentina	2,781,231	2018	2023	25%
Argentina	1,183,486	2019	2024	25%
Argentina	4,720,012	2020	2025	25 and 30%
	8,695,098

The Group did not recognize deferred income tax assets of ARS 83,738 and ARS 94,695 as of June 30, 2020 and 2019 corresponding to losses of ARS 334,912 and ARS 378,780, respectively, related to certain subsidiaries. Although management estimates that these subsidiaries will become profitable in the future, as a result of the recent loss history during the last periods and the lack of verifiable and objective evidence, it has been determined that there is sufficient uncertainty as to the generation of sufficient income to be able to offset losses within a reasonable timeframe, therefore, no deferred tax asset is recognized in relation to these losses.

 Below there is a reconciliation between the income tax recognized and that which would result from applying the prevailing tax rate on the profit / (loss) Before Income Tax for the years ended June 30, 2020, 2019 and 2018:

	06.30.20	06.30.19	06.30.18
(Profit) / loss for year before income tax at the prevailing tax rate	(7,058,178)	9,618,302	(4,834,957)
Tax effects of:
Rate change	2,374,798	221,159	10,515,288
Share of profit of associates and joint ventures	53,373	(173,386)	310,583
Result by rate transparency	186,489	(101,841)	-
Result from sale of subsidiaries	(391,936)	(1,691)	-
Special tax, revaluation	-	(394,898)	-
Expiration of carry-forwards	(100)	-	-
Tax loss carry-forwards	(129,387)	(77,255)	-
Non-taxable financial dividends	-	-	272,594
Non-taxable, non-deductible items	(615)	36,725	(16,060)
Derivative special tax	-	-	(1,881)
Difference between provisions and affidavits	48,333	3,712	2,395
Minimum presumed income tax	(1,215)	-	(73)
Goodwill reversal	-	(55,318)	-
Others	4	(8,583)	(415)
Inflation adjustment	(588,429)	(1,853,819)	286,849
Tax inflation adjustment	132,864	(1,075,066)	-
Income tax - (Loss) / Gain	(5,373,999)	6,138,041	6,534,323

Tax modifications

Law No. 27,541 of social solidarity and productive revival in the framework of Argentine public emergency, published on December 23, 2019 introduced some modifications to different taxes and the creation of the tax for an Inclusive and Solidarity Argentina (PAIS).

The main modifications affecting the Group in relation to income tax are the following:

● In the first and second fiscal year beginning after January 1, 2019, that is, for the Group's fiscal years beginning on July 1, 2019 and 2020, the gain or loss from tax inflation adjustment will be charged one sixth in the determination exercise and the remaining five sixths in the following fiscal periods;

●
The applicable rate to companies for the third year beginning after January 1, 2018 is increased from 25% to 30% that is, for the Group's fiscal years beginning on July 1, 2019.

  IRSA Propiedades Comerciales S.A.

Tax inflation adjustment: Law 27,430 establishes the following rules for the application of the inflation adjustment in income tax: (i) the update of the cost for goods acquired or investments made in the fiscal years that begin as of January 1, 2018 (applicable to the Group for the year end June 30, 2019), considering the percentage variations of the CPI provided by the National Institute of Statistics and Census (“INDEC”); and (ii) the application of the adjustment set forth in Title VI of the Income Tax Law when a percentage of variation -of the aforementioned index price - accumulated in thirty-six (36) months prior to the fiscal year end that is liquidated, is greater than one hundred percent (100%), or, with respect to the first, second and third year after its validity, this procedure will be applicable in case the accumulated variation of that index price, calculated from the beginning of the first of them and until the end of each year, exceed 55%, 30% and 15% for the first, second and third year of application, respectively. At the end of this year, there has been an accumulative variation of 43% in the index price that exceeds the expected condition of 55% for the application of the adjustment in the first year. Consequently, the tax inflation adjustment has been applied and the cost of goods acquired during the year 2019 has been updated as established in article 58 of the Income Tax Law.

22.          Employee benefits

The Group maintains a defined contribution plan (the “Plan”) covering key members of management in Argentina. The Plan became effective on January 1, 2006. Participants may make contributions to the Plan of up to 2.5% of their monthly salary (“Base Contributions”) and contributions of up to 15% of their annual bonus (“Extraordinary Contributions”). Under the Plan, the Group matches employee contributions to the plan at a rate of 200% for Base Contributions and 300% for Extraordinary Contributions.

All contributions are invested in funds administered outside of the Group. Participants or their assignees, as the case may be, may have access to the 100% of the Group contributions under the following circumstances:

(i)
ordinary retirement in accordance with applicable labor regulations;
(ii)
total or permanent incapacity or disability;
(iii)
death.

In case of resignation or termination without good cause, the manager will received the Group’s contribution only if the employee has participated in the Plan for at least 5 years.

Contributions made by the Group under the Plan amount to ARS 29,550, ARS 32,153 and ARS 24,430 for the fiscal years ended June 30, 2020, 2019 and 2018, respectively.

23.         Equity Incentive Plan

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

Initially, the Incentive Plan established that Participants would be entitled to receive shares (“Contributions”) of IRSA Propiedades Comerciales, IRSA and Cresud, based on a percentage of the annual bonus, on condition that they keep holding the acquired shares and remain an employee of the Group for at least 5 years, among other conditions required to qualify for such Contributions. Due to the small number of transactions in the market it was not possible to fulfil the formal aspects of the plan and as established by the Shareholders’ Meeting the Board of IRSA Propiedades Comerciales decided to modify certain conditions, including, delivery of IRSA and Cresud shares (upon transfer of funds by IRSA Propiedades Comerciales) to replace the shares of IRSA Propiedades Comerciales, IRSA and Cresud.

Consequently, shares shall be under the ownership of IRSA and Cresud, and as the conditions established by the Plan are verified, such contributions are transferred to the Participants.

  IRSA Propiedades Comerciales S.A.

Additionally, IRSA Propiedades Comerciales’ Board of Directors resolved to include a special one-off bonus composed of unrestricted shares issued by IRSA for the fiscal year ended on June 30, 2014, to employees with 2 or more years of service.

As of June 30, 2020 and 2019 IRSA Propiedades Comerciales has a credit of ARS 12.4 and ARS 17.8 million with IRSA Inversiones y Representaciones S.A. and a liability of ARS 2.5 and ARS 3.6 millon with Cresud S.A.C.I.F. y A.. The subsidiaries of IRSA Propiedades Comerciales have a liability of ARS 14.6 and ARS 20.9 million with IRSA Inversiones y Representaciones S.A..

As of June 30, 2020, 2019 and 2018, the amount accrued for the plans amounts to ARS 61.1 million, ARS 90.6 million and ARS 182.7 million respectively, based on the market value of the shares to be granted pertaining to the Group’s contributions, proportionately to the period already elapsed for the vesting of shares in the Incentive Plan and adjusted for the probability that any beneficiary should leave the Group before the term and/or the conditions required to qualify for the benefits of the plan are met at fiscal year-end.

For the fiscal years ended June 30, 2019 and 2018 the Group has incurred in a charge related to the Incentive Plan and the extraordinary gratification of ARS 0.4 million and ARS 17.2 million, respectively. As of June 30, 2020 the plan is completely accrued.

24.          Leases

The Group as lessor

Operating leases:

●
Leases of shopping malls, office and other buildings

The Group enters into cancellable operating leases relating to the Arcos District shopping center on its behalf since January 2020. The agreements have an average term raging from three to five years. Some leases related to anchor stores have terms of ten years, which are usually extendable. Tenants normally pay a rent which consists of the higher of (i) the base rent; and (ii) the percentage rent (which generally ranges between 3% and 10% of the tenants’ gross sales). Furthermore, pursuant to one rent escalation clause in most lease arrangements, the tenants’ base rent generally increases between 17% and 40% each year during the agreement term. Regarding the supplementary rental, because this item is not known until the end of the period, it falls within the definition of contingency rental under IFRS 16.

The book value of assets for such leases are described in Note 9.

For the fiscal years ended June 30, 2020, 2019 and 2018, the base and contingent rental income of the Group’s shopping malls amounted to ARS 4,374,256, ARS 6,336,432 and ARS 7,312,191, respectively, and are included under “Income from sales, rentals and services” in the Consolidated Statement of Comprehensive Income.

Additionally, IRSA Propiedades Comerciales, owns a shopping mall property known as "Patio Olmos" in the Province of Córdoba, Argentina. The Group leases this property to a third party shopping mall operator under an operating lease agreement expiring in 2032. The agreement provides for fixed monthly payments, adjusted pursuant to a rent escalation clause. Rental income for the years ended June 30, 2020, 2019 and 2018 amounted to ARS 6,628, ARS 8,077 and ARS 10,323, respectively, and is included in the line item “Income from sales, rentals and services” in the consolidated statements of comprehensive income.

The Group also enters into cancellable operating leases agreements relating to offices and other buildings. These agreements have an average term raging from three to five years. The tenants are charged a base rent on a monthly basis.

Office and other buildings leases amount to ARS 2,113,148, ARS 1,810,848 and ARS 1,208,481 for the fiscal years ended June 30, 2020, 2019 and 2018, respectively, and are included within “income from sales, rentals and services” in the statements of comprehensive income.

  IRSA Propiedades Comerciales S.A.

The book value of assets for such leases are described in Note 9.

The future minimum proceeds under non-cancellable operating leases from Group’s shopping malls, offices and other buildings are as follows:

	06.30.20	06.30.19
No later than a year	2,235,279	15,236
Later than 1 year and not later than 5 years	5,117,396	6,494
More than 5 years	2,321,749	-
	9,674,424	21,730

25.           Revenues

	06.30.20	06.30.19	06.30.18
Base rent	5,085,838	6,321,213	6,606,357
Contingent rent	1,463,321	1,759,756	1,839,028
Admission rights	899,040	1,050,071	1,173,146
Parking fees	296,402	482,921	602,001
Averaging of scheduled rent escalation	162,635	379,515	90,262
Commissions	172,314	247,291	379,749
Property management fees	115,310	135,272	167,520
Others	60,596	426,273	64,032
Total revenues from rentals and services	8,255,456	10,802,312	10,922,095
Sale of trading properties	307,499	24,094	259,218
Total revenues from sale of properties	307,499	24,094	259,218
Total revenues from sales, rentals and services	8,562,955	10,826,406	11,181,313
Expenses and collective promotion fund	3,109,382	3,709,732	4,389,642
Total revenues from expenses and collective promotion funds	3,109,382	3,709,732	4,389,642
Total revenues	11,672,337	14,536,138	15,570,955

26.          Expenses by nature

The Group presented the Statement of Comprehensive Income classified according to their function as part of the line items “Costs”, “General and administrative expenses” and “Selling expenses”. The following tables provide additional disclosure regarding expenses by nature and their relationship to the function within the Group.

	Costs (ii)	General and administrative expenses	Selling expenses	06.30.20
Salaries, social security costs and other personnel administrative expenses (i)	1,287,887	402,539	65,571	1,755,997
Maintenance, security, cleaning, repairs and other	1,421,033	106,730	2,411	1,530,174
Taxes, rates and contributions	425,564	22,988	403,554	852,106
Advertising and other selling expenses	515,493	-	30,423	545,916
Directors' fees	-	334,937	-	334,937
Allowance for doubtful accounts (additions and unused amounts reversed) (Note 15)	-	-	304,514	304,514
Amortization and depreciation (Notes 9,10,12 and 13)	189,580	101,235	1,187	292,002
Fees and payments for services	82,821	176,739	12,692	272,252
Leases and expenses	127,472	30,126	2,895	160,493
Traveling, transportation and stationery	23,470	16,640	3,504	43,614
Bank expenses	3,723	24,049	-	27,772
Cost of sale of properties (Note 11)	19,005	-	-	19,005
Other expenses	4,474	4,952	5	9,431
Total expenses by nature 06.30.20	4,100,522	1,220,935	826,756	6,148,213

  IRSA Propiedades Comerciales S.A.

	Costs (ii)	General and administrative expenses	Selling expenses	06.30.19
Salaries, social security costs and other personnel administrative expenses (i)	1,669,181	491,941	71,091	2,232,213
Maintenance, security, cleaning, repairs and other	1,722,576	95,617	3,317	1,821,510
Taxes, rates and contributions	576,953	19,398	387,097	983,448
Advertising and other selling expenses	555,211	-	52,893	608,104
Directors' fees	-	390,508	-	390,508
Allowance for doubtful accounts (additions and unused amounts reversed)(Note 15)	-	-	108,698	108,698
Amortization and depreciation (Notes 9,10,12 and 13)	122,588	69,875	1,812	194,275
Fees and payments for services	51,704	159,775	15,338	226,817
Leases and expenses	120,656	31,522	2,613	154,791
Traveling, transportation and stationery	37,173	27,871	3,596	68,640
Bank expenses	7,442	26,675	-	34,117
Cost of sale of properties (Note 11)	1,255	-	-	1,255
Other expenses	20,203	15,877	44	36,124
Total expenses by nature 06.30.19	4,884,942	1,329,059	646,499	6,860,500

	Costs (ii)	General and administrative expenses	Selling expenses	06.30.18
Salaries, social security costs and other personnel administrative expenses (i)	1,971,919	286,885	60,929	2,319,733
Maintenance, security, cleaning, repairs and other	1,879,715	49,957	2,035	1,931,707
Taxes, rates and contributions	594,744	29,651	409,812	1,034,207
Advertising and other selling expenses	680,157	-	73,685	753,842
Directors' fees	-	415,103	-	415,103
Allowance for doubtful accounts (additions and unused amounts reversed)	-	-	180,996	180,996
Amortization and depreciation	103,832	64,152	700	168,684
Fees and payments for services	27,158	152,239	20,125	199,522
Leases and expenses	92,697	15,208	998	108,903
Traveling, transportation and stationery	46,536	34,583	2,990	84,109
Bank expenses	10,403	47,157	-	57,560
Cost of sale of properties	42,970	-	-	42,970
Other expenses	10,899	1,770	88	12,757
Total expenses by nature 06.30.18	5,461,030	1,096,705	752,358	7,310,093

(i)
For the fiscal year ended June 30, 2020 includes ARS 1,567,594 of Salaries, Bonuses and Social Security and ARS 186,403 of other concepts. For the fiscal year ended June 30, 2019 includes ARS 1,986,696 Salaries, Bonuses and Social Security and ARS 245,517 of other concepts. For the fiscal year ended June 30, 2018 includes ARS 2,140,033 Salaries, Bonuses and Social Security and ARS 179,700 of other concepts.
(ii)
For the fiscal year ended June 30, 2020 includes ARS 3,975,514 of Rental and services costs and ARS 125,008 of Cost of sales and developments. For the fiscal year ended June 30, 2019 includes ARS 4,826,611 of Rental and services costs; ARS 53.855 of Cost of sales and developments and ARS 4,476 of other consumer financing costs. For the fiscal year ended June 30, 2018 includes ARS 5,351,754 of Rental and services costs; ARS 69,362 of Cost of sales and developments and ARS 39,914 of other consumer financing costs.

27.         Other operating results, net

	06.30.20	06.30.19	06.30.18
Right of use	81,773	37,664	33,009
Interest generated by operating credits	60,792	78,176	10,846
Management fees	13,938	18,731	10,448
Expenses for sale of investment properties	-	-	(1,965)
(Loss) / gain resulting from disposals of property plant and equipment	(2,732)	(1,639)	195,722
Loss from sale of subsidiaries, associates and joint ventures	(7,723)	(171,689)	-
Others	-	(38,594)	(8,901)
Donations	(66,244)	(128,844)	(68,509)
Lawsuits (Note 20)	(52,298)	(65,199)	(63,249)
Loss for impaired trading properties	-	(45,804)	-
Impaired goodwill (Note 12)	-	(184,393)	-
Total other operating results, net	27,506	(501,591)	107,401

IRSA Propiedades Comerciales S.A.

28.         Financial results, net

	06.30.20	06.30.19	06.30.18
- Interest income	769,116	117,826	408,998
- Dividends income	-	-	82,837
Finance income	769,116	117,826	491,835
- Interest expense	(3,271,593)	(3,024,917)	(2,177,777)
- Others financial costs	(222,039)	(263,328)	(277,736)
Subtotal finance costs	(3,493,632)	(3,288,245)	(2,455,513)
Less: Capitalized finance costs	385	96,324	37,293
Finance costs	(3,493,247)	(3,191,921)	(2,418,220)
Foreing exchange, net	(4,669,704)	84,278	(8,319,791)
- Fair value gains of financial assets at fair value through profit or loss	124,101	1,034,711	1,731,404
- (Loss) / Gain from derivative financial instruments	(176,862)	556,592	550,573
- Gain from repurchase of non-convertible notes	92,782	6,517	-
Other financial results	(4,629,683)	1,682,098	(6,037,814)
- Inflation adjustment	25,209	(300,850)	(1,045,120)
Total financial results, net	(7,328,605)	(1,692,847)	(9,009,319)

29.         Earnings per share

(a)
Basic

Basic earnings per share amounts are calculated in accordance with IAS 33 "Earning per share" by dividing the profit attributable to equity holders of the Group by the weighted average number of ordinary shares outstanding during the year (Note 16).

On December 18, 2012, the Superintendence of Corporations registered an amendment to the Company’s by-laws whereby it increased the nominal value of its shares from ARS 0.1 to ARS 1 each. This amendment, which was notified through the CNV, was registered under number 20,264 of Stock Companies Book 62 T°. Furthermore, the CNV has admitted the shares indicated above for listing in the Stock Exchange.

	06.30.20	06.30.19	06.30.17
Profit / (loss) attributable to equity holders of the Parent	17,089,537	(25,772,658)	19,624,143
Weighted average number of ordinary shares in issue (thousands)	126,014	126,014	126,014
Basic earnings per share	135.62	(204.52)	155.73

As mentioned in Note 18, the nominal value of the Company´s common shares increased from ARS 0.1 to ARS 1 per share. The number of shares, prices and any other information per share included in these Financial Statements for all of these periods have adjusted retroactively to reflect the change from ARS 0.1 to ARS 1.

(b)
Diluted

Diluted earnings per share amounts are calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all dilutive potential shares. As of June 30, 2020, 2019 and 2018, the Group has no convertible instruments. The diluted earnings per share is equal to basic earnings per share.

30.         Related Party transactions

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

The remuneration earned by the Company's Senior Management (including Directors) was ARS 118.0 million; ARS 89.3 million and ARS 90.3 million as of June 30, 2020, 2019 and 2018, respectively. The remuneration earned by Senior Management for their functions consists of an amount that is fixed taking into account the manager's background, capacity and experience, and an annual bonus which varies according to their individual performance and the Group's results. Members of senior management participate in defined contribution and share-based incentive plans that are described in Notes 22 and 23, respectively.

The Group’s Senior Management is composed of as follows:

Name	Date of birth	Position	In the position since
Alejandro G. Elsztain	03/31/1966	Chief Executive Officer	2002
Daniel R. Elsztain	12/22/1972	Chief Operating Officer	2011
Matias Gaivironsky	02/23/1976	Chief Financial and Administrative Officer	2011
Arnaldo Jawerbaum	08/13/1966	Chief Commercial Officer	2020
Jorge Cruces	11/07/1966	Chief Investment Officer	2020

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

7.
Special reimbursement programs with several means of payment

The Group carries out diverse commercial activities and promotions intended to promote larger number of visitors and consumption inside its shopping malls. Some promotions are offered on specific dates or periods, different types of discounts to clients and/or interest-free financing plans. To this end, the Group enters into agreements with various third party financial entities and/or related parties, such as Banco Hipotecario S.A..

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

13.
Investment in investment funds managed by BACS Administradora de Activos

The Group invests its liquid funds in mutual funds managed by BACS Administradora de Activos S.A.S.G.F.C.I. among other entities.

  IRSA Propiedades Comerciales S.A.

The following is a summary of the balances with related parties:

Item	06.30.20	06.30.19
Trade and other receivables	4,826,604	6,063,813
Investments in financial assets	5,570,841	4,554,854
Trade and other payables	(1,495,540)	(432,206)
Total	8,901,905	10,186,461

Related parties	06.30.20	06.30.19	Description of transaction
IRSA Inversiones y Representaciones Sociedad Anónima (IRSA)	-	5,409,475	Advances
	(1,107,293)	-	Received advances
	3,179,786	2,308,983	Non-convertible notes
	2,612,655	-	Loans granted
	141,785	121,379	Other credits
	56,695	80,832	Corporate services
	12,448	17,791	Equity incentive plan
	9,669	6,809	Reimbursement of expenses
	10,014	926	Leases and/or rights to use space
	(886)	(587)	Reimbursement of expenses to pay
	(14,609)	(20,880)	Equity incentive plan to pay
	85	-	Lease collections
	-	(188)	Lease collections to pay
Total direct parent company	4,900,349	7,924,540
Cresud S.A.CI.F. y A.	1,581,368	1,622,614	Non-convertible notes
	(2,546)	(3,639)	Equity incentive plan to pay
	1,611	-	Leases and/or rights to use space
	(1,000)	(38,411)	Reimbursement of expenses to pay
	(181,517)	(123,535)	Corporate services to pay
Total direct parent company of IRSA	1,397,916	1,457,029
La Rural S.A.	203,993	364,801	Dividends
	5,623	38,513	Leases and/or rights to use space
	(790)	-	Leases and/or rights to use space to pay
	73,441	-	Other credits
	(55)	(3,959)	Reimbursement of expenses to pay
TGLT S.A.	8,814	-	Other credits
Other associates and joint ventures	-	7,291	Leases and/or rights to use space
	(41)	-	Lease collections to pay
	1,370	610	Reimbursement of expenses
	8,961	3	Management fee
	(851)	(553)	Leases and/or rights to use space to pay
Total associates and joint ventures of IRSA Propiedades Comerciales	300,465	406,706
Directors	(12)	(17)	Reimbursement of expenses to pay
	(126,417)	(189,859)	Fees
Total Directors	(126,429)	(189,876)
IRSA International LLC	269,520	-	Loans granted
	146	-	Other credits
Epsilon Opportunities LP	809,687	623,257	Mutual funds
Tyrus S.A.	1,392,091	-	Loans granted
Centro Comercial Panamericano S.A.	7	10	Reimbursement of expenses
	(35,647)	-	Other payables
OFC S.R.L.	790	834	Other credits
	(20,400)	(29,156)	Other payables
Exportaciones Agroindustriales Argentinas S.A.	-	(16,533)	Other payables
Others	6,578	8,897	Reimbursement of expenses
	6,938	5,336	Leases and/or rights to use space
	214	306	Advertising space
	(1,380)	-	Other payables
	3,156	-	Other credits
	(33)	(2,448)	Leases and/or rights to use space to pay
	(1,588)	(34)	Reimbursement of expenses to pay
	(475)	(2,407)	Legal services
Total others	2,429,604	588,062
Total at the end of the year	8,901,905	10,186,461

  IRSA Propiedades Comerciales S.A.

The following is a summary of the results with related parties:

Related parties	06.30.20	06.30.19	06.30.18	Description of transaction
IRSA Inversiones y Representaciones Sociedad Anónima (IRSA)	63,752	85,269	90,252	Corporate services
	520,208	14,562	42,215	Financial operations
	712	10,349	2,401	Leases and/or rights to use space
	284	373	420	Commissions
Total direct parent company	584,956	110,553	135,288
Cresud S.A.CI.F. y A.	223,849	37,739	367,635	Financial operations
	11,561	7,615	5,280	Leases and/or rights to use space
	(353,334)	(404,915)	(420,215)	Corporate services
Total direct parent company of IRSA	(117,924)	(359,561)	(47,300)
La Rural S.A.	-	37,664	32,296	Leases and/or rights to use space
	-	-	29,078	Dividends accrued
	-	-	4,459	Financial operations
TGLT S.A.	36,234	-	-	Financial operations
Others associates and joint ventures	13,900	342	10,621	Fees
	-	(855)	1,859	Financial operations
	345	-	(1,323)	Leases and/or rights to use space
	-	-	31	Corporate services
Total associates and joint ventures of IRSA Propiedades Comerciales	50,479	37,151	77,021
Directors	(334,937)	(390,516)	(423,712)	Fees
Senior Management	(22,411)	(24,641)	(25,062)	Fees
Total Directors	(357,348)	(415,157)	(448,774)
Banco de Crédito y Securitización	50,978	54,934	43,376	Leases and/or rights to use space
BHN Vida S.A	9,914	11,065	8,377	Leases and/or rights to use space
BHN Seguros Generales S.A.	9,766	11,202	8,518	Leases and/or rights to use space
IRSA Internacional LLC	50,155	-	-	Financial operations
Tarshop S.A.	58	58,171	40,233	Leases and/or rights to use space
	54	1,056	849	Commissions
Estudio Zang, Bergel & Viñes	(18,906)	(20,419)	(25,615)	Fees
Others	5,478	5,019	5,620	Leases and/or rights to use space
	3,976	-	-	Financial operations
	-	44	-	Purchase of tax credits
	-	-	66	Commissions
	-	-	(4,622)	Donations
Total others	111,473	121,072	76,802
Total at the end of the year	271,636	(505,942)	(206,963)

The following is a summary of the transactions with related parties:

Related parties	06.30.20	06.30.19	Description of transaction
Quality Invest S.A.	47,219	72,652	Irrevocable contributions granted
Total irrevocables contributions	47,219	72,652
Nuevo Puerto Santa Fe	38,319	14,954	Dividends received
La Rural S.A	-	430,458	Dividends received
Total dividends received	38,319	445,412
IRSA Inversiones y Representaciones S.A.	641,447	868,733	Dividends granted
Cresud S.A.	11,581	-	Dividends granted
E-commerce Latina S.A.	9,610	1,028	Dividends granted
Tyrus S.A.	131	166	Dividends granted
Total dividends granted	662,769	869,927
Tarshop S.A.	-	177,137	Sale of shares
Total sale of shares	-	177,137
TGLT S.A.	2,175,110	-	Shares purchase
Total shares purchase	2,175,110	-

IRSA Propiedades Comerciales S.A.

31.         CNV General Resolution N° 622/13

As required by Section 1°, Chapter III, Title IV of CNV General Resolution N° 622/13, below there is a detail of the notes to the Consolidated Financial Statements that disclose the information required by the Resolution.

Exhibit A - Property, plant and equipment	Note 9 - Investment properties
Note 10 - Property, plant and equipment
Exhibit C - Equity investments	Note 8 - Investment in associates and joint ventures
Exhibit B - Intangible assets	Note 12 - Intangible assets
Exhibit D - Other investments	Note 14 - Financial instruments by category
Exhibit E - Provisions	Note 15 - Trade and other receivables
Note 20 - Provisions
Exhibit F - Cost of sales and services provided	Note 26 - Expenses by nature
Note 11 - Trading properties
Exhibit G - Foreign currency assets and liabilities	Note 32 - Foreign currency assets and liabilities

32.         Foreign currency assets and liabilities

Book amounts of foreign currency assets and liabilities are as follows:

Items (1)	Amount (2)	Exchange rate (3)	06.30.20	06.30.19
Assets
Trade and other receivables
Uruguayan Pesos	20	1.67	34	1,163
US Dollar	22,053	70.26	1,549,426	828,001
Euros	212	78.87	16,756	4,927
Trade and other receivables with related parties
US Dollar	63,058	70.46	4,443,096	144,038
Total trade and other receivables			6,009,312	978,129
Investments in financial assets
US Dollar	8,036	70.26	564,620	3,979,897
Investment in financial assets with related parties
US Dollar	77,569	70.46	5,465,535	3,931,596
Total investments in financial assets			6,030,155	7,911,493
Cash and cash equivalents
Uruguayan Pesos	4	1.67	7	3
US Dollar	39,193	70.26	2,753,711	4,262,934
Pound	2	86.90	131	116
Euros	1	78.87	90	79
Total cash and cash equivalents			2,753,939	4,263,132
Total Assets			14,793,406	13,152,754
Liabilities
Trade and other payables
Uruguayan Pesos	3	1.67	5	10
US Dollar	5,953	70.46	419,414	406,416
Trade and other payables with related parties
US Dollar	11	70.46	740	-
Total trade and other payables			420,159	406,426
Borrowings
US Dollar	528,032	70.46	37,205,141	32,896,391
Borrowings with related parties
US Dollar	-	70.46	-	-
Total borrowings			37,205,141	32,896,391
Derivative financial instruments
US Dollar	98	70.46	6,881	38,525
Total derivative financial instruments			6,881	38,525
Provisions
US Dollar	1,348	70.46	94,970	303
Total Provisions			94,970	303
Leases liabilities
US Dollar	5	70.46	352	-
Total leases liabilities			352	-
Total Liabilities			37,727,503	33,341,645

 (1)
 Considering foreign currencies those that differ from each one of the Group’s companies’ functional currency at each year-end.
(2)
Expressed in thousands of foreign currency.
(3)
Exchange rate of the Argentine Peso as of June 30, 2020 as reported by the Argentina Central Bank.

  IRSA Propiedades Comerciales S.A.

33.         Barter transactions

The Group generally enters into barter transactions with third-party developers in the ordinary course of business. By virtue of these transactions, the Group generally exchanges undeveloped plots of land for units to be constructed and received in the future. Following is a description of pending transactions that have not yet been perfected by the third parties as of June 30, 2020:

Barter transaction airspace

On October 25, 2019, the Company has transferred in a barter transaction the rights to construct an apartment building (“Tower 1”) to an unrelated third party on the airspace of the COTO Supermarket located in the Abasto neighborhood of the Autonomous City from Buenos Aires. Tower 1 will have 22 floors of a 1 to 3 rooms apartments totaling an area of 8,400 square meters. The amount of the operation was set at USD 4.5 million: USD 1 million will be paid in cash and remaining balance in at least 35 functional units of apartment units, representing the equivalent of 24.20% of the own square meters, with a minimum insured of 1,982 square meters.

Within 30 months of the signing of the contract, when certain conditions have been met, IRSA Propiedades Comerciales must transfer to the same unrelated third party the rights to build a second apartment building.

As of June 30, 2020 the results of this transaction amounts to ARS 288 million that are included in the line “Income from sales, rentals and services” and “Operating costs” of the Statements of Comprehensive Income.

Barter transaction Plot 1 - Caballito Tower

On December 23, 2019, the Company has transferred in a barter transaction the Plot 1 of the land located in Av. Avellaneda and Olegario Andrade 367, in the Caballito neighborhood of the Autonomous City of Buenos Aires, to an unrelated third party.

Plot 1 has an estimated surface area of 3,221 square meters in which a 10-story apartment building will be developed for a total of 11,400 square meters, a commercial ground floor for 1,216 square meters and a basement of 138 parking spaces (“Building 1”).

The amount of the operation was set at the sum of USD 5.5 million to be paid in future functional units of Building 1, which represent the equivalent of 23.53% of the own square meters, with a minimum footage insured of 2,735 square meters composed by 1,215.62 square meters of commercial destination, 1,519.68 square meters of residential destination and a certain number of parking spaces that represent 22.50% of the own square meters with that destination and never less than 31 units. The consideration is granted by a mortgage on Plot 1 and Building 1. The buyer has an option to acquire Plot 2 of the same property until August 31, 2020 and Plots 3 and 4 until March 31, 2021, subject to certain suspensive conditions. As of June 30, 2020 this transaction has not had impact on the profit and loss statement of the Group.

34.         CNV General Ruling N° 629/14 – Storage of documentation

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

  IRSA Propiedades Comerciales S.A.

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

35.         Economic context in which the Group operates

The Group operates in a complex economic context, whose main economic variables have recently had strong volatility, both nationally and internationally.

The results of our operations may be affected by fluctuations in the inflation index and in the exchange rate of the Argentine peso against other currencies, specifically the dollar, changes in interest rates that have an impact on the cost of capital, changes in government policies, capital controls and other political or economic events both internationally and locally that affect the country.

On December 2019, a new strain of coronavirus (COVID-19) appared in Wuhan, China. On March 11, 2020, the World Health Organization declared COVID-19 a pandemic. In response, countries have taken extraordinary measures to contain the spread of the virus, including imposing travel restrictions and closing borders, closing businesses deemed non-essential, instructing residents to practice social distancing, implementing quarantines, among other measures. The ongoing pandemic and these extraordinary government measures are affecting global economic activity, resulting in significant volatility in global financial markets.

On March 3, 2020, the first case of COVID-19 was registered in the country and until September 21, 2020, more than 600,000 cases of infections had been confirmed in Argentina, by virtue of which the Argentinian Government implemented a series of sanitary isolation measures at the national level that began on March 19, 2020 and extended several times, most recently until October 11, 2020 inclusive (which could be extended for the duration of the epidemiological situation) , which affected the local economy. These measures include: the extension of the public emergency in health matters, the total closure of borders, the suspension of international and cabotage flights, the suspension of medium and long-distance land transport, the suspension of artistic and sports shows, closure of businesses not considered essential, including shopping malls and hotels.

This series of measures affected a large part of Argentine companies, which experienced a fall in their income and a deterioration in the payment cycle. In this context, the Argentine government announced different measures aimed at alleviating the financial crisis of the companies affected by the COVID-19 pandemic. Likewise, it should be noted that, the stagnation of the Argentine economy it is accompanied by a context of international crisis as a consequence of the COVID-19 pandemic. In this scenario, a strong contraction of the Argentine economy is expected.

After severals negotiations between the Argentine government and the private holders of the external debt, the Argentine government announced a principle of agreement with the main groups of private holders, in order to avoid default. On August 28, 2020, the government reported that the holders of 93.55% of the total outstanding principal amount of all the bonds accepted the debt swap, and on August 31, 2020, the Argentine government obtained the required consents to swap and / or modify 99.01% of the total outstanding principal amount of all series of eligible bonds. As of the date of issuance of these Financial Statements, the new bonds are already trading on the market.

In addition, the government is challenged to achieve a successful debt renegotiation with the International Monetary Fund (IMF). In the event that Argentina achieves a favorable result and agrees to restructure its debt with the IMF, this could have a favorable impact on the Argentine economy, in the medium and long term. On the contrary, the lack of an agreement with external private holders could lead to a default of the Argentine sovereign debt and, consequently, this situation could generate limitations to the companies' ability to access new financing.

  IRSA Propiedades Comerciales S.A.

At a local level, the following was observed:

●
In June 2020, the indicador called Monthly Estimator of Economic Activity (“EMAE”) reported by the National Institute of Statistics and Censuses (“INDEC”), registered a variation of (12.3%) compared to the same month of 2019, and from 7.4% compared to the previous month.

●
The study on market expectations prepared by the Argentine Central Bank in July 2020, called the Compilation of Market Expectations (“REM”), estimates an inflation of 39.5% for 2020. REM analysts forecast a variation in real GDP for 2020 of (12.5%). In turn, they foresee that in 2021 the economic activity will increased in 5.6%. There is an expectation of growth for the third quarter of 2020, motivated by the fact that the effect of the pandemic is perceived as transitory and a recovery in economic activity will begin soon.

●
Year-to-year inflation as of June 30, 2020 reached 42.8%.

●
Throughout the period from July 2019 to June 2020, the Argentine peso depreciated 66% against the US dollar according to the average wholesale exchange rate quoted by Banco de la Nación Argentina. Given the exchange restrictions since August 2019, there is an exchange gap of approximately 75% between the official price of the dollar and its price in parallel markets, which has an impact on the level of activity of the economy and affects the level of reserves of the Argentine Central Bank. Additionally, these exchange restrictions, or those that may be issued in the future, could affect the Group's ability to access the Single Exchange Free Market (MULC) to acquire the necessary currencies to meet its financial obligations.

On September 15, 2020, the Argentine Central Bank published communications "A" 7105 and 7106, which establishes, among other measures, that those who register financial debts with capital maturities in foreign currency scheduled between 10.15.2020 and 03.31.2021, they must present a refinancing plan to the Argentine Central Bank based on the following criteria: (a) that the net amount for which the exchange market will be accessed in the original terms will not exceed 40% of the amount of capital maturing in the period indicated above, and (b) that the rest of the capital is, as a minimum, refinanced with a new external debt with an average maturity of 2 years, provided that the new debt is settled in the exchanges market. It is worth mentioning that, for the maturities to be registered from the effective date of the communication (September 16, 2020) and until 12.31.2020, the refinancing plan must be submitted prior to 09.30.2020; and the submission deadline for the remaining maturities -between January 1, 2021 and March 31, 2021, must be submitted with a term of at least 30 calendar days before the maturity of the capital to be refinanced. The Group is analyzing the impact of these communications in order to comply in due time and form with the requirements of the Argentine Central Bank, and the impact of the aforementioned regulations on its businesses.

COVID-19 Pandemic

The COVID-19 pandemic, originated in China and subsequently spread to numerous countries, including Argentina, is adversely impacting the global economy, the Argentine economy and the Group's business. Although the COVID-19 pandemic has had a national impact on the activity carried out by the Group, it is still too early to assess its full extent.

The current estimated impacts of the COVID-19 pandemic on the Group as of the date of these Financial Statements are established below:

  IRSA Propiedades Comerciales S.A.

●
As a consequence of the social, preventive and mandatory isolation, the shopping malls across the country were closed since March 20, 2020, exclusively remaining operational those stores dedicated to activities considered essential such as pharmacies, supermarkets and banks, while some gastronomic and clothing stores are working by delivery and sale system by WhatsApp. In the interior of the country, in May and June, some provinces proceeded to flexibilize isolation measures and open their commercial and recreational activities, such as Salta, Mendoza, Santa Fe y Córdoba, opening the Alto Noa, Mendoza Plaza, Alto Rosario, La Ribera and Córdoba shopping centers, operating with a strict protocol that includes reduced hours, social distancing and a rigorous control of security and hygiene. In July 2020, Alto Comahue shopping center in Neuquén was opened and at the beginning of August 2020, the Arcos District, an open-air premium outlet in the city of Buenos Aires, was opened. As of August 31, 44% of the square meters of the Group's shopping centers were open operating with rigorous protocols. However, the uncertainty of the situation could cause setbacks in the openings already made, as happened in the Alto Rosario and Alto Noa shopping centers, which closed for a period of 14 and 7 days respectively in September due to the increase in cases in those regions.

●
Given the closure of the shopping malls, the Group has decided to postpone the maturity of the Base Rent and the collective promotion funds until September 30, 2020, prioritizing the long-term relationship with the tenants. Additionally, an increase in the delinquency rates of some tenants has been detected. As a result of the above, the impact on shopping centers is a 30.5% decrease in rental and service income compared to the previous year and 83% compared to the last quarter of the previous year. Additionally, the charge for doubtful accounts in the year ended June 30, 2020 is ARS 305 million and ARS 187 million in the last quarter of the year.

●
Regarding the offices, although the majority of tenants are working from home, they are operating with strict safety and hygiene protocols. To date, we have not seen any deterioration in collection.

●
La Rural, the Convention Centers of Buenos Aires and Punta del Este and the DirecTV Arena stadium, establishments that the Group owns directly or indirectly, have also been closed since March 20. All scheduled conferences are suspended, much of the fairs and conventions have been postponed, while the shows scheduled at the DIRECTV Arena have been mostly canceled. The reopening date of these establishments is uncertain, as well as the future agenda of fairs, conventions and shows.

●
Regarding financial debt maturities for the next twelve months, the Group has in September 2020 the maturity of Class IV Notes for a nominal value of USD 140 million and an equivalent of USD 23 million with banks.

It should be mentioned that IRSA Propiedades Comerciales has a cash position and equivalents (including current financial investments) as of June 30, 2020 of approximately USD 155 million and after the end of the fiscal year, it has sold office assets for the sum of USD 128.6. With these funds, the Group canceled its Class IV Notes for an amount of USD140 million on September 14, 2020.

The final extent of the Coronavirus outbreak and its impact on the country's economy is unknown and cannot be reasonably predicted. However, although it has produced significant short-term effects, they are not expected to affect business continuity. Although there are economic impacts in the short term, it is estimated that the Group will be able to continue meeting its financial commitments for the next twelve months.

The Group is closely monitoring the situation and taking all necessary measures to preserve the human life and the Group's business.

36.         Subsequent events

Sale of Boston Tower building

               On July 15, 2020, IRSA Propiedades Comerciales has signed with an unrelated third party a bill of sale with possession of a medium-height floor of Boston Tower located at 265 Della Paolera in Catalinas District in the Autonomous City of Buenos Aires for a total area of approximately 1,063 square meters and 5 parking lots located in the building.

  IRSA Propiedades Comerciales S.A.

The price of the transaction was ARS 477 million (USD 6.7 million).

On August 25, 2020, IRSA Propiedades Comerciales has sold and transferred 5 floors of the Boston Tower located at 265 Della Paolera in the Catalinas District in the Autonomous City of Buenos Aires for a gross rental area of approximately 6,235 square meters and 25 parking lots located in the building.

The price of the transaction was ARS 2,562 million (USD 34.7 million).

Sale of Bouchard building

On July 30, 2020 IRSA Propiedades Comerciales has sold the entire “Bouchard 710” building, located in the Plaza Roma district of the Autonomous City of Buenos Aires, to an unrelated third party. The tower consists of 15,014 m2 of gross rental area on 12 office floors and 116 parking lots.

The price of the transaction was ARS 6,300 million (USD 87 million).

Payment of Class IV Notes

On September 14, 2020, the capital of the Class IV Notes was canceled for a total of ARS 10,381 million (USD 140 million) and the interest accrued to date for ARS 133.7 million (USD 1.8 million).