Form 20-F/A
period 2020-06-30
IRSA PROPIEDADES COMERCIALES S.A.
filed 2020-10-27
CIK 1128173

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

Explanatory Note

IRSA Propiedades Comerciales S.A. (the “Company” ), is filing this Amendment No. 1 (“Amendment No. 1”) to its Annual Report on Form 20-F for the fiscal year ended  June 30, 2020 (the “Form 20-F” ), which was originally filed with the Securities and Exchange Commission (the “SEC” ) on October 27, 2020, to submit the Interactive Data File (as defined in Rule 11 of Regulation S-T) with respect to the audited consolidated financial statements of the Company for that fiscal year as Exhibit 101 to the Form 20-F in accordance with Rule 405 of Regulation S-T.

Except as set forth above, this Amendment No. 1 does not modify or update any of the disclosures in the Form 20-F. This Amendment No. 1 speaks as of the time of filing of the Form 20-F, does not reflect events that may have occurred subsequent to such filing, and does not modify or update in any way disclosures made in the Form 20-F.

 SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20F/A and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

IRSA Propiedades Comerciales S.A.

Date: October 27, 2020	By:	/s/ Matias I. Gaivironsky
Name Matias I. Gaivironsky
Title Chief Financial and Administrative Officer