Form 20-F
period 2021-06-30
IRSA PROPIEDADES COMERCIALES S.A.
filed 2021-10-20
CIK 1128173

United States

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐     REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒     ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2021

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

Carlos M. Della Paolera 261, 8th Floor (C1001ADA)

Ciudad Autónoma de Buenos Aires, Argentina

(Address of principal executive offices)

Matías Ivan Gaivironsky - Chief Financial and Administrative Officer

Tel (+ 54 11) 4323 7449; ir@irsacp.com.ar

Carlos M. Della Paolera 261, 8th Floor (C1001ADA) Ciudad Autónoma de Buenos Aires, Argentina

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
American Depositary Shares (ADSs), each representing four shares of Common Stock Nasdaq Stock Market Common Stock, par value ARS 100.00 per share	IRCP	Nasdaq National Market of the Nasdaq Stock Market Nasdaq National Market of the Nasdaq Stock Market*

* Not for trading, but only in connection with the registration of American Depositary Shares pursuant to the requirements of the Securities and Exchange Commission.

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the Annual Report: 541,230,019

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act:

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

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Emerging growth company	☐

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the eﬀectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

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

Please send copies of notices and communications from the Securities and Exchange Commission to:

Carolina Zang	Jaime Mercado
Zang Bergel & Viñes Abogados	Simpson Thacher & Bartlett LLP
Florida 537 piso 18º C1005AAK Ciudad Autónoma de Buenos Aires, Argentina.	425 Lexington Avenue New York, NY 10017

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

Factors that could cause actual results to differ materially and adversely include but are not limited to:

•	changes in general economic, financial, business, political, legal, social or other conditions in Argentina and Latin America or changes in developed markets or emerging markets or both;

•	changes in capital markets in general that may affect policies or attitudes toward lending to or investing in Argentina or Argentine companies, including volatility in domestic and international financial markets;

•	inflation and deflation;

•	ongoing economic impacts of the COVID-19 pandemic on the Argentine economy;

•	measures adopted by the Argentine Government in response to the COVID-19 pandemic, impact on the Argentine economy and our business of the COVID-19 pandemic;

•	economic consequences of the pandemic and the related impact on our business and financial condition;

•	fluctuations in the exchanges rates of the peso and in the prevailing interest rates;

•	increases in financing costs or our inability to obtain additional financing on attractive terms, which may limit our ability to fund existing operations and to finance new activities;

•	current and future government regulation and changes in law or in the interpretation by Argentine courts;

•	price fluctuations in the real estate market;

•	political, civil and armed conflicts;

•	adverse legal or regulatory disputes or proceedings;

•	fluctuations and declines in the aggregate principal amount of Argentine public debt outstanding, default of sovereign debt;

•	government intervention in the private sector and in the economy, including through nationalization, expropriation, labor regulation or other actions;

•	restrictions on transfer of foreign currencies and other exchange controls;

•	increased competition in the shopping mall sector, office or other commercial properties and related industries;

•	potential loss of significant tenants at our shopping malls, offices or other commercial properties;

•	our ability to take advantage of opportunities in the real estate market on a timely basis;

•	restrictions on energy supply or fluctuations in prices of utilities in the Argentine market;

•	our ability to meet our debt obligations;

•	shifts in consumer purchasing habits and trends;

•	technological changes and our potential inability to implement new technologies;

•	deterioration in regional, national or global businesses and economic conditions;

•	changes on the applicable regulations to currency exchange or transfers;

•	incidents of government corruption that adversely impact the development of our real estate projects;

•	fluctuations and declines in the exchange rate of the peso, the U.S. dollar against other currencies; and

•	the risk factors discussed under “Risk Factors.”

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

Available information

We file annual and current reports and other information with the United States Securities and Exchange Commission (“SEC”). You may obtain any report, information or other document we file electronically with the SEC at the SEC’s website (http://www.sec.gov) or at our website (http://www.irsacp.com.ar/). The information contained in our website does not form part of this Annual Report.

PRESENTATION OF FINANCIAL AND CERTAIN OTHER INFORMATION

In this annual report (the “Annual Report”), references to “IRSA CP,” the “Company,” “we,” “us” and “our” means IRSA Propiedades Comerciales S.A. and its consolidated subsidiaries, unless the context otherwise requires, or where we make clear that such term refers only to IRSA Propiedades Comerciales S.A. and not to its subsidiaries.

The terms “Argentine government” and “government” refer to the federal government of Argentina, the term “Central Bank” refers to the Banco Central de la República Argentina (the Argentine Central Bank), the terms “CNV” and “CNV Rules” refer to the Comisión Nacional de Valores (the Argentine National Securities Commission) and the rules issued by the CNV, respectively. In this Annual Report, when we refer to “peso,” “pesos” or “ARS” we mean Argentine pesos, the legal currency of Argentina; and when we refer to “U.S. dollar,” “U.S. dollars” or “USD” we mean United States dollars, the legal currency of the United States.

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

Our Audited Consolidated Financial Statements as of June 30, 2021 and 2020 and for the years ended June 30, 2021, 2020 and 2019, and the notes thereto (our “Audited Consolidated Financial Statements”) are set forth on pages F-1 through F-86 of this Annual Report.

Our Audited Consolidated Financial Statements have been approved by resolution of the Board of Directors’ meeting held on October 18, 2021 and have been audited by Price Waterhouse & Co S.R.L., Argentina, member of PriceWaterhouseCoopers International Limited, an independent registered public accounting firm whose report is included herein.

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

Effective July 1, 2018, we adopted IFRS 15, Revenues from contracts with customers (“IFRS 15”) and IFRS 9, Financial instruments (“IFRS 9”) using the modified retrospective approach, so that the cumulative impact of the adoption was recognized in the retained earnings at the beginning of the fiscal year starting on July 1, 2018, and the comparative figures were consequently not modified.

Effective July 1, 2019, we adopted IFRS 16 “Leases”. The standard establishes the criteria for recognition and valuation of leases for lessees and lessors. The changes incorporated mainly impact the tenant’s accounting. IFRS 16 provides that the lessee recognizes an asset for the right of use and a liability at present value with respect to those contracts that meet the definition of lease agreements according to IFRS 16. In accordance with the standard, a lease agreement is one that provides the right to control the use of an identified asset for a specific period. In order for a company to have control over the use of an identified asset: a) it must have the right to obtain substantially all the economic benefits of the identified asset and b) it must have the right to direct the use of the identified asset. The standard allows to exclude the short-term contracts (under 12 months) and those in which the underlying asset has low value. The application of IFRS 16 increased assets and liabilities and generated a decrease in operating costs for leases. On the other hand, the balance of depreciation and financial results generated by the present value of those lease liabilities were increased. This application does not imply changes in comparative information.

Additionally, effective July 1, 2019, in accordance with the amendment to IAS 28, an entity shall implement the provisions of IFRS 9 to Long-term Investments that are essentially part of the entity’s net investment in the associate or in the joint venture according to the definitions of said standard, using the modified retrospective approach. The provisions of IFRS 9 shall apply to such investments with respect to the participation in the losses of an associate or a joint venture, as well as with respect to the recognition of the impairment of an investment in an associate or joint venture. In addition, when applying IFRS 9 to such long-term investments, the entity will make it prior to the adjustments made to the carrying amount of the investment in accordance with IAS 28. We opted for an accounting policy where the currency translation adjustments arising from these loans are recorded as part of other comprehensive income.

See Note 2.2 to our Audited Consolidated Financial Statements for more information of the adoption of new standards.

Non‑IFRS financial measures

Our management uses the following non-IFRS financial measures, which are useful to evaluate the economic productivity of our operations and for purposes of making decisions about the allocation of resources and evaluation of management and business performance. In addition, we believe they are useful to investors or other interested parties to evaluate our operational and financial performance.

To supplement our Audited Consolidated Financial Statements, which are prepared and presented in accordance with IFRS as issued by the IASB, we use the following non-IFRS financial measures in this Annual Report:

•	Adjusted Segment EBITDA

•	Segment Net Operating Income or “Segment NOI”

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

For more information regarding Adjusted Segment EBITDA and Segment NOI, see “Item 5. Operating and Financial Review and Prospects-A. Business Segment Reporting.”

Currency Translations

We have translated some of the peso amounts contained in this Annual Report into U.S. dollars for convenience purposes only. Unless otherwise specified or the context otherwise required, the rate used to convert peso amounts to U.S. dollars is the seller exchange rate quoted by Banco de la Nación Argentina of ARS 95.7200 per USD 1.00 as of June 30, 2021. The average seller exchange rate for fiscal year 2021, quoted by Banco de la Nación Argentina was ARS 83.9081. The seller exchange rate quoted by Banco de la Nación Argentina was ARS 99.1600 per USD 1.00 as of October 14, 2021. The U.S. dollar-equivalent information presented in this Annual Report is provided solely for the convenience of the reader and should not be construed as implying that the peso amounts represent, or could have been or could be converted into, U.S. dollars at such rates or at any other rate. See “Local Exchange Market and Exchange Rates” and “Risk Factors-Risks relating to Argentina-Continuing high rates of inflation may have an adverse effect on the economy and our business, financial condition and the results of our operations.”

Market Share Data

Information regarding market share in a specified region or area is based on data compiled by us from internal sources and from publications such as Bloomberg, the International Council of Shopping Centers, the Argentine Chamber of Shopping Centers (Cámara Argentina de Shopping Centers), and the INDEC.

Certain Measurements

In Argentina the standard measure of area in the real estate market is the sqm (m2, or “sqm”), while in the United States and certain other jurisdictions the standard measure of area is the square foot (sq. ft.). All units of area shown in this Annual Report (e.g., gross leasable area of buildings (“GLA” or “gross leasable area”), and size of undeveloped land) are expressed in terms of sqm. One sqm is equal to approximately 10.8 square feet. One hectare is equal to approximately 10,000 sqm and to approximately 2.47 acres.

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

ITEM 2. Offer Statistics and Expected Timetable

This item is not applicable.

ITEM 3. Key Information

A. Reserved

A.1. Local Exchange Market and Exchange Rates

The Argentine government has established a series of exchange control measures that restrict the free flow of currency and the transfer of funds abroad. These measures significantly curtail access to the foreign exchange market Mercado Único y Libre de Cambios (“MULC”) by both individuals and private sector entities. This makes it necessary, among other things, to obtain prior approval from the Banco Central de la República Argentina (the “Central Bank”) to enter into certain foreign exchange transactions such as payments relating to royalties, services or fees payable to related parties of Argentine companies outside Argentina. For more information about exchange controls see, “Item 10. Additional Information-D. Exchange Controls”.

The following table shows the maximum, minimum, average and closing exchange rates for each applicable period to purchases of U.S. dollars.

	Maximum (1) (2)	Minimum (1) (3)	Average (1) (4)	At closing (1)
Fiscal year ended:
June 30, 2019	45.8700	27.1600	37.8373	42.3630
June 30, 2020	70.3600	41.5000	59.5343	70.3600
June 30, 2021	95.6200	70.4200	83.8081	95.6200
Month ended:
July 31, 2021	96.5900	95.6600	96.1348	96.5900
August 31, 2021	97.6400	96.6900	97.1100	97.6400
September 30, 2021	98.6400	97.6800	98.1791	98.6400
October, 2021 (through October 14, 2021)	99.0600	98.6900	98.8713	99.0600

_____________

Source: Banco de la Nación Argentina

(1)	Average between the offer exchange rate and the bid exchange rate according to Banco de la Nación Argentina’s foreign currency exchange rate.

(2)	The maximum exchange rate appearing in the table was the highest end-of-month exchange rate in the year or shorter period, as indicated.

(3)	The minimum exchange rate appearing in the table was the lowest end-of-month exchange rate in the year or shorter period, as indicated.

(4)	Average exchange rates at the end of the month.

B. Capitalization and Indebtedness

This section is not applicable.

C. Reasons for the Offer and Use of Proceeds

This section is not applicable.

D. Risk Factors

Summary of Risk Factors

The following summarizes some, but not all, of the risks provided below. Please carefully consider all of the information discussed in this Item 3.D. “Risk Factors” in this annual report for a more thorough description of these and other risks:

Risks Relating to Argentina

•	The ongoing COVID-19 pandemic and government measures to contain the virus are adversely affecting our business and results of operations, and, as conditions are evolving rapidly, we cannot accurately predict the ultimate impact on our results of operations.

•	We depend on macroeconomic and political conditions in Argentina.

•	Continuing high rates of inflation may have an adverse effect on the economy and our business, financial condition and results of operations.

•	Argentina’s ability to obtain financing in the international capital markets is limited, which may impair our ability to access international credit markets to finance our operations in Argentina.

•	Significant fluctuation in the exchange rate of the Peso against foreign currencies may adversely affect the Argentine economy as well as our financial condition and results of operations.

•	Property values in U.S. dollars in Argentina could decline significantly.

Risks Relating to our Business

•	Disease outbreaks or other public health concerns could reduce traffic in our shopping malls.

•	We are subject to risks inherent to the operation of shopping malls that may affect our profitability.

•	Our assets are highly concentrated in certain geographic areas and an economic downturn in such areas could have a material adverse effect on our results of operations and financial condition.

•	The loss of tenants could adversely affect our operating revenue and value of our properties.

•	We may face risks associated with acquisitions of properties.

•	Our ability to grow will be limited if we cannot obtain additional financing.

•	We are subject to risks inherent to the operation of office buildings that may affect our profitability.

•	The shift by consumers to purchasing goods over the internet, where barriers to entry are low, may negatively affect sales at our shopping malls.

Risks Relating to the ADSs and common shares

•	Common Shares eligible for sale could adversely affect the price of our common shares and the ADSs.

•	If we issue additional equity securities in the future, you may suffer dilution, and trading prices for our common shares and the ADSs may decline.

•	We are subject to certain different corporate disclosure requirements and accounting standards than domestic issuers of listed securities in the United States.

•	Investors may not be able to effect service of process within the U.S., limiting their recovery of any foreign judgment.

•	You might be unable to exercise preemptive or accretion rights with respect to the common shares underlying your ADSs.

•	Our shareholders may be subject to liability for certain votes of their securities.

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

The outbreak of COVID-19 rapidly spread across the globe in 2020 and is continuing to disrupt worldwide economic activity. Countries around the world, including across Latin America, have adopted extraordinary measures to limit the spread of COVID-19, including imposing travel restrictions and bans, closing borders, establishing restrictions on public gatherings, instructing residents to practice social distancing, requiring closures of non-essential businesses, issuing stay at home advisories and orders, implementing quarantines and similar actions. The degree of containment of the virus, and the recovery in travel, has varied country by country. During the recovery period, there have been instances where cases of COVID-19 have started to increase again after a period of decline, which in some cases impacted the recovery of the economy in certain countries. COVID-19 has also had broader economic impacts, including an increase in unemployment levels and reduction in economic activity, which could lead to recession and further reduction in consumer or business spending, which may negatively impact the timing and level of a recovery in consumer demand.

As of the date of this Annual Report, most of the operations and properties are located in Argentina. As a result, the quality of our assets, our financial condition and the results of our operations are dependent upon the macroeconomic, regulatory, social and political conditions prevailing in Argentina. These conditions include changes to growth rates, inflation rates, exchange rates, interest rates, taxes, foreign exchange controls, government policies, social instability, and other political, economic or international developments taking place in, or otherwise affecting, Argentina.

In order to mitigate the economic impact of the COVID-19 pandemic and mandatory lockdown and shutdown of non-essential businesses, the Argentine government has adopted social aid, monetary and fiscal measures. We cannot assure you whether these measures will be sufficient to prevent a severe economic downturn in Argentina, particularly if current conditions are prolonged and if Argentina’s main trading partners are concurrently facing an economic recession

Some of the measures adopted by the Argentine government may adversely affect the business and financial condition of companies operating in the real estate sector, such as our Company. These temporary measures include the issuance of stay-at-home orders, closures of non-essential businesses such as shopping malls, prohibition of layoffs without cause and suspension of workers, among others. These measures have required, among other things, that we shut down our shopping mall properties from March 20 until October 14, 2020, and then again from April 15, 2021 until June 14, 2021, resulting in lower rental revenue from our shopping mall clients whose rent is based in part on sales revenue.

Finally, on September 16, 2021, the City of Buenos Aires Government, announced plans for the gradual lifting of restrictions in the City of Buenos Aires. As of the date of this Annual Report, different activities ranging from social gatherings, commercial activities and gastronomic venues are no longer restricted. For more information in connection with the COVID-19 pandemic and their impact on our Company, see “Item 5.A. Operating Results - The Ongoing COVID-19 Pandemic.” Although these measures may help attenuate the economic impact on the Argentine economy overall, they may have a negative impact on our business and results of operations. We have also been forced to keep the DirecTV Arena stadium closed throughout the entire 2021 fiscal year.

Additionally, we face various risks arising from the economic impact of the pandemic and government measures which are difficult to predict accurately at this time, such as:

- Consumer spending has sharply dropped and its persistence may generate a change in consumer habits and a trend in favor of e-commerce, which would translate into lower attendance at shopping malls or public places, thus adversely affecting our tenants’ ability to generate income and default on or terminate our leases;

- The situation generated by COVID-19 could cause an increase in our operating costs and the operating costs of our tenants, who may be unable to meet their payment obligations under the leases entered into with the Company. This situation could cause a reduction in our rental income and negatively affect our financial situation;

- An extended period of remote work by our employees could deplete our technological resources and result in or exacerbate certain operational risks, including an increased risk of cybersecurity. Remote work environments may be less secure and more susceptible to hacking attacks, including phishing and social engineering attempts to exploit the COVID-19 pandemic; and

- COVID-19 poses a threat to the well-being and morale of our employees. While we have implemented a business continuity plan to protect the health of our employees and we have contingency plans for key employees or executive officers who may become ill or unable to perform their duties for an extended period of time, such plans cannot anticipate all scenarios, and we may experience a possible loss of productivity or a delay in the deployment of certain strategic plans.

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

The Argentine government is moving forward with the vaccination plan, and as of the date of this Annual Report, more than 64.3 million doses of the COVID-19 vaccine had been administered. Currently, there are more than 24.4 million people fully vaccinated in Argentina, representing approximately 54% of Argentina's total population. However, the large scale and challenging logistics of distributing the vaccines, as well as uncertainty over the efficacy of the vaccine against new variants of the virus, may contribute to delays in economic recovery.

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

Historically, Argentina went through periods of severe political, economic and social crisis. Among other consequences, these crises resulted in Argentina defaulting on its foreign debt obligations, introducing emergency measures and numerous changes in economic policies that affected utilities, financial institutions, and many other sectors of the economy. Argentina also suffered a significant real depreciation of the Peso, which in turn caused numerous Argentine private sector debtors with foreign currency exposure to default on their outstanding debt. In the past three years, GDP grew 2.7% in 2017, but it contracted 2.5% in 2018, 2.2% in 2019 and 6.5% in 2020. On September 17, 2021, the Argentine Treasury announced that it expected GDP to growth 4% in 2022 and fiscal deficit to reach 3.3%, both figures higher than previously forecast.

The primary elections (Elecciones Primarias, Abiertas y Simultáneas y Obligatorias or “PASO”, per its acronym in Spanish), which define which political parties and which candidates of the different political parties may run in the general elections for senators and representatives, took place in September 12, 2021. In these elections, the Frente de Todos coalition obtained 24.66% of the votes for the City of Buenos Aires, and 33.64% in the Province of Buenos Aires, while the Juntos por el Cambio coalition, obtained 48.19% of the votes in the City of Buenos Aires and 37.99% in the Province of Buenos Aires. After the defeat in the PASO elections, there was renewal in the Cabinet.

We can offer no assurances as to the policies that may be implemented by president Alberto Fernández, or that political developments in Argentina will not adversely affect the Argentine economy and our business, financial condition and results of operations. In addition, we cannot assure you that future economic, regulatory, social and political developments in Argentina will not impair our business, financial condition or results of operations, or cause the market value of our shares to decline.

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

The INDEC reported cumulative variation of the CPI of 47.6% for 2018, 53.8% for 2019 and 36.1% for 2020. INDEC reported a CPI of 4.0%, 3.6%, 4.8%, 4.1%, 3.3% and 3.2% for January, February, March, April, May and June 2021, respectively.

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

Adjustments to reflect inflation, including tax indexation, such as those required by IAS 29, are in principle prohibited in Argentina. However, on December 4, 2018, the Argentine government enacted Law No. 27,468, which lifted the ban on indexation of financial statements. Some regulatory authorities, such as the CNV and the IGJ, have required that financial statements for periods ended on and after December 31, 2018 be restated for inflation in accordance with IAS 29.

During the first three fiscal years beginning after January 1, 2018, tax indexation is applicable if the variation in the CPI exceeds 55% in 2019, 30% in 2020 and 15% in 2021. The results of tax indexation was assigned as follows:

•	Years ended June 30, 2019: one third in that same year and the remaining two thirds in equal parts in the following two years.

•	Years ended June 30, 2020 and 2021: one sixth that same year and the remaining portions in equal parts in the five following years.

In fiscal year 2022, the tax indexation will be applicable if the variation in the accumulated CPI in the 36 months prior to the end of the fiscal year being settled is higher than 100%. In that case, the results of tax indexation is fully assigned to the fiscal year in which it originated.

We cannot predict the future impact that the eventual application of tax indexation and related inflation adjustments described above will have on our financial statements or their effects on our business, results of operations and financial condition.

High levels of public spending in Argentina could generate long-lasting adverse consequences for the Argentine economy.

During recent years, the Argentine government has substantially increased public spending. Argentina recorded a primary deficit of 2.4%, 0.4% and 6.5% of GDP in 2018, 2019 and 2020, respectively; and as of June 2021, it was 0.5% of GDP. However, the Fernández administration has indicated that it will seek to foster economic growth, which may require additional public spending. If government spending continues to outpace fiscal revenue, the fiscal deficit is likely to increase. Additionally, the economic impact of the COVID-19 pandemic, the nationwide lockdown and the defeat in PASO elections may also require the Argentine government to increase public spending.

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

On April 21, 2020, the Argentine government launched an exchange offer with the aim of refinancing its external indebtedness in a manner which does not compromise the development and potential growth of Argentina over the next years. On August 17, 2020, the Argentine government submitted its modified bond restructuring offer to the SEC. On August 31, 2020, the Argentine government announced the results of its bond restructuring offer, announcing that holders owning 93.5% in principal amount of bonds outstanding and that this participation percentage was subsequently increased to 99% by virtue of the application of collective action clauses of the restructured bonds. However, the Argentine government faces the challenge of restructuring its debt in foreign currency issued under Argentine law, as well as its debt with the IMF. On September 20, 2021, the Argentine Government allocated 1,885 million dollars to (IMF), to meet the first capital payment for the loan assumed in 2018 by the management of Mauricio Macri. For the rest of the year, Argentina must face commitments with the multilateral organization for almost 400 million dollars in interest in November, and another 1,880 million dollars on December 22, 2021. We cannot predict the outcome of these negotiations.

Moreover, difficulties in accessing Argentina’s international credit may have an impact on our company as the Argentine government postponed the maturity dates of its bonds and cut interest rates.

For more information see “Restrictions on transfers of foreign currency and the repatriation of capital from Argentina.”

Significant fluctuation in the exchange rate of the Peso against foreign currencies may adversely affect the Argentine economy as well as our financial condition and results of operations.

Fluctuations in the rates of exchange of the Peso against foreign currencies, particularly the U.S. dollar, may adversely affect the Argentine economy, our financial condition and results of operations. In 2018, 2019, 2020 and 2021, the Peso depreciated by approximately 105%, 59%, 40% and 17% (as of the 14 of October 2021) against the U.S. dollar, respectively. Depreciation of the Peso in real terms can have a negative impact on the ability of Argentine businesses to honor their foreign currency-denominated debt, and also lead to very high inflation and significant reduced real wages. The depreciation of the Peso can also negatively impact businesses whose success is dependent on domestic market demand, and adversely affect the Argentine government’s ability to honor its foreign debt obligations. A substantial increase in the exchange rate of the Peso against foreign currencies of the Peso against the U.S. dollar also represents risks for the Argentine economy since it may lead to a deterioration of the country’s current account balance and the balance of payments which may have a negative effect on GDP growth and employment, and reduce the revenue of the Argentine public sector by reducing tax revenue in real terms, due to its current heavy dependence on export taxes.

As a result of the greater volatility of the Peso, the former administration announced several measures to restore market confidence and stabilize the value of the Argentine Peso. Among them, during 2018, the Argentine government negotiated two agreements with the IMF, increased interest rates and the Central Bank decided to intervene in the exchange market in order to stabilize the value of the Peso. During 2019, based on a new understanding with the IMF, the Government established new guidelines for stricter control of the monetary base, which would remain in place until December 2019, in an attempt to reduce the amount of Pesos available in the market and reduce the demand for foreign currency. Complementing these measures, in September 2019 foreign currency controls were reinstated in Argentina. As a consequence of the re-imposition of exchange controls, the spread between the official exchange rate and other exchange rates resulting implicitly from certain common capital markets operations (“dólar MEP” or “contado con liquidación”) has broadened significantly, reaching a value of approximately 79% above the official exchange rate. As of October 14, 2021, seller exchange rate quoted by Banco de la Nación Argentina was ARS 99.1600 per USD 1.00.

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

Additionally, in June 2020, President Alberto Fernández announced a project to intervene and expropriate the cereal exporting company Vicentin S.A.I.C (“Vicentin”) under which the national public administration would take control of 51% of Vicentin, which is in creditor competition as a result of the company’s ARS 350 million debt with state-owned Banco de la Nación Argentina, on a total increase of USD 1.35 billion. However, on June 19, 2020, the holder of the Civil and Commercial Court, responsible for carrying out Vicentin’s call for creditors, decided to restore the company’s original board of directors to office for 60 days and to give the observer status to the interventors appointed by the administration of Alberto Fernández.

As for taxes, the Government regulated the “Ley de Aporte Solidario y Extraordinario” to mitigate the effects of the pandemic (Law No. 27,605) - also known as “aporte de las grandes fortunas o impuesto a las riquezas”. It established a one-time contribution of a rate starting at 2% of the assets of individuals who have declared more than ARS 200 million in assets. The contribution will rise up to 3% in the case of assets of between ARS 800 million and ARS 1,500 million; will be extended up to 3.25% for those between ARS 1,500 million and ARS 3,000 million; and those who exceed that value will be taxed at 3.5%. The number of taxpayers covered by the regulations is estimated at 12,000.

Decree 42/2021 also empowered the Federal Administration of Public Revenue (AFIP) to be in charge of “implementing the information regimes for the purpose of collecting data” and thus prevent tax evasion operations. In this sense, when the law was sanctioned and promulgated, some businessmen with large assets threatened to start a fiscal rebellion.

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

In the past, the Argentine government has passed laws, regulations and decrees requiring companies in the private sector to maintain minimum wage levels and provide specific benefits to employees. Argentine employers, both in the public and private sectors, have experienced significant pressure from their employees and labor organizations to increase wages and to provide additional employee benefits. Due to high levels of inflation, employees and labor organizations regularly demand significant wage increases.

Through Decree No.11/2021, a staggered increase of the minimum salary was approved as follows: (i)September 1, 2021, ARS 31,104.00 for all full-time monthly workers and ARS 155.52 per hour for day laborers; (ii) October 1, 2021, ARS 32,000.00 for all full-time monthly workers and ARS 160.00 per hour for day laborers; and (iii) February 1, 2022, ARS 33,000.00 for all full-time monthly workers and ARS 165.00 per hour for day laborers.. In addition, the Argentine government has arranged various measures to mitigate the impact of inflation and exchange rate fluctuation in wages. In December 2019, Decree No. 34/2019 doubled legally-mandated severance pay for termination of employment. The Government went a step further amid the COVID-19 pandemic, and issued Decree No. 329/2020, restricting the ability to terminate employment with or without cause for 60 business days, prorogued it for 60 additional business days by Decree No.624/2020 and finally through Decree 266/21 it was extended until May 31, 2021. Also, in January 2020, the Argentine government issued Decree No. 14/2020 which established a general increase for all employees of ARS 3,000 in January 2020, and an additional amount of ARS 1,000 in February 2020 (total ARS 4,000 effective as of February 2020).

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

Restrictions on transfers of foreign currency and the repatriation of capital from Argentina may impair our ability to pay dividends and distributions and investors may face restrictions on their ability to collect capital and interest payments in connection with corporate bonds issued by Argentine companies.

On September 1, 2019, the Central Bank issued Communication “A” 6,770, which established various rules for exports of goods and services, imports of goods and services, foreign assets, non-resident operations, financial debt, debts between residents, profits and dividends, and information systems. The Communication was issued in response to the publication of Decree 609/2019, pursuant to which the Argentine government implemented foreign exchange regulations until December 31, 2019. Decree 609/2019 sets forth the obligation to convert the value of goods and services exported into Pesos in the local financial system, in accordance with terms and conditions established by the Central Bank.

On October 5, 2021, by means of General Resolution 907/21, a limit on the sale of securities which are denominated in U.S. dollars and issued under local law was established at the end of each week for those transactions that had a concurrence of tenders received with a priority of price and time. This limit may not exceed the amount of fifty thousand nominal values settled. Plus, it was also established as prior condition for those transactions that the orders may only be given if no sales have been made with foreign settlement in the previous thirty days, and a commit not to do so within thirty subsequent calendar days.

Additionally, on December 5, 2019 the Central Bank issued Communication “A” 6,844, setting forth the consolidated set of rules governing foreign trade and exchange (“Exterior y Cambios” in Spanish).

Among other restrictions, Communication “A” 6,844 requires prior authorization from the Central Bank for the pre-cancelation of debts corresponding to imports of goods and services. For overdue or on-demand debts for the import of goods with related parties abroad outstanding as of August 31, 2019, the importer must request authorization from the Central Bank if the debts exceed USD 2 million per month. Central Bank authorization is also required for payments of services with related parties abroad. Prior authorization from the Central Bank is required for the “constitution of foreign assets” (e.g., purchase of foreign currency, among others) by legal entities, local governments, mutual funds, trusts and other vehicles. Additionally, individuals must request authorization from the Central Bank for the “formation of foreign assets,” family aid and the granting of guarantees in derivative transactions, when those items exceed USD 200 in the calendar month, among other circumstances.

With respect to financial debt, borrowers must enter and settle in the foreign exchange market new financial debts from abroad that are disbursed from September 1, 2019. Compliance with this requirement must be proved to access the foreign exchange market and cancel the principal and interest. Communication “A” 6,844 also requires companies to obtain prior authorization from the Central Bank before transferring profits and dividends abroad, as a general rule.

Likewise, Communication “A” 6,854, issued on December 27, 2019 established that rules incorporated into the consolidated text of the regulations on foreign trade and exchange other than those applicable for export of goods and services, as set forth in Communication “A” 6,844, shall remain in full force and effect as from December 31, 2019.

On June 2020, the Central Bank issued Communication “A” 7,030, through which it established that for the purpose of accessing the exchange market for the realization of certain transactions such as (i) payment of imports and other purchases of goods abroad, (ii) purchase of foreign currency by residents with specific application, (iii) payment of profits and dividends, (iv) payment of capital and interest on financial indebtedness, among others, the entity shall have the prior consent of the Central Bank unless it has an affidavit from the client stating that at the time of access to the exchange market: (i) all of its foreign currency holdings in the country are deposited in accounts in financial institutions and that it does not have liquid external assets available; and (ii) undertakes to liquidate on the exchange market, within five working days of its making available, those funds that it receives abroad arising from the collection of loans granted to third parties, the collection of a term deposit or the sale of any type of asset, where those funds have been acquired after May 28 2020.

On the other hand, the Communication provides that until June 30, 2020 (a period subsequently extended until July 31, 2020 by Communication “A” 7,052), - when accessing the market for the payment of imports of goods or for the cancellation of debts arising from the import of goods, the Central Bank must pre-approve the transaction unless the entity has: (i) a customer’s affidavit stating that the total amount of payments associated with its imports of goods during 2020 does not exceed the amount by which the importer would have access to the exchange market that was officialized between January 1, 2020 and the day leading up to accessing the exchange market; and (ii) documentation that allows the company to verify compliance with the remaining requirements established for the operation by the exchange regulations.

At the same time, the Communication provides that until June 30, 2020 (a period subsequently extended until July 31, 2020 by Communication “A” 7,052), prior approval of the Central Bank will be required for access to the foreign market for the cancellation of financial indebtedness principal services with the foreign sector where the creditor is a counterparty linked to the debtor.

On March 18, 2021, the Central Bank issued Communication “A” 7,239 extending the restrictions on access to the foreign exchange market for payments of imports of goods or the cancellation of principal of debts arising from the imports of goods and the cancellation of capital services of financial indebtedness with related counterparties provided for in Communication “A” 7,030 and complementary.

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

On September 15, 2020, Communication “A” 7,106, amended by Communication “A” 7,272, established that companies must refinance maturities of financial debt principal in the period from October 15, 2020 to March 31, 2021. In this sense, the Central Bank will give access to companies for less than 40% of maturities and companies must refinance the rest within at least two years or should be cancelled using currency already in possession of the Company. Furthermore, Resolution No. 856/2020 of the CNV established a 15-day “parking” requirement for both transfers of securities from local accounts abroad. On January 11, 2021, by means of Resolution No. 878/21, the CNV reduced the minimum holding period to one business day, both for transactions involving securities with liquidation on foreign currency in the local market and also for liquidation of securities transactions from foreign to local depositaries.

As a result of all the exchange restrictions mentioned and all those that may be issued in the future by the Central Bank in the context of the exercise of its powers, it is clarified that there may be potential “holdouts” in the context of the restructurings that Argentine companies are obliged to carry out with the consequent possible claims. The Central Bank measure, would, in many cases, result in non-compliance or a default on corporate debt denominated in U.S. dollars. It will be a challenge for issuers of corporate debt denominated in U.S. dollars to fully quantify the implications of Communication “A” 7,106. In order to fulfill the requirements of this regulation, a refinancing plan for financial debt due for registration until December 31, 2020 must be submitted to the Argentine Central Bank before September 30, 2020. For maturities to be registered between January 1, 2021 and March 31, 2021, the plan must be submitted at least 30 calendar days prior to the maturity of the principal to be refinanced. Which implies in a risk to obtain financing for new productive projects. As a consequence, there could be an increase in the spreads of corporate bonds. In addition, since June 2020, through Communication “A” 7,030, companies could no longer access to the MULC to cancel financial debt between companies in advance. It is also noted that such possible proposals for restructurings will fully comply with the requirements established by the applicable and current regulations, as long as the non-compliance brings the application of the foreign exchange criminal law to the members of our Board of Directors.

Furthermore, on February 22, 2021, the Central Bank decided to extend the refinancing plans (point 7 of Communication “A” 7,106, which expired on March 31, 2021). Thus, it established that the provisions of point 7 mentioned will be applicable to those who register capital maturities scheduled between April 1 of 2021 and December 31, 2021 for the debts detailed therein (extended by means of Communication “A” 7272 modifying both Communications “A” 7106 and 7230). The refinancing plan must be submitted to the Central Bank by March 15, 2021 for capital maturities scheduled between April 1, 2021 and April 15, 2021. In the remaining cases, it must be submitted at least 30 calendar days before the maturity of the capital to be refinanced, which implies a risk to obtain financing for new productive projects. As a result, there could be an increase in corporate bond spreads. Specifically, the obligation to renegotiate is maintained, although the minimum from which the monthly maturities must be rescheduled is raised from USD 1 million to USD 2 million and frees from this requirement companies that throughout 2020 have restructured their debts under the same indication of the Central Bank and that this year face maturities of these reschedulings. Plus, the debts originated in the year 2020 that have been paid and settled are not reached either.

Finally, on August 13, 2021, through Communication “A” 7340, the Central Bank incorporated as point 4.3.3. of the rules on “Foreign and exchange”, that transactions for the purchase and sale of securities carried out with settlement in foreign currency must be paid for by one of the following mechanisms: (a) by transfer of funds to and from sight accounts in the name of the client in local financial institutions; and (b) against wire on bank accounts in the name of the customer with a foreign entity that is not incorporated in countries or territories where the Recommendations of the Financial Action Task Force (“FATF”) are not applied, or are not sufficiently applied. In no case, the settlement of these operations is allowed by payment in foreign currency notes, or by depositing them in custody accounts or in third-party accounts.

As of the date of this Annual Report, the restrictions outlined above remain in place. Such measures may negatively affect Argentina’s international competitiveness, discouraging foreign investments and lending by foreign investors or increasing foreign capital outflow which could have an adverse effect on economic activity in Argentina, and which in turn could adversely affect our business and results of operations. Any restrictions on transferring funds abroad imposed by the government could undermine our ability to pay dividends on our ADSs in U.S. dollars. Furthermore, these measures may cause delays or impose restrictions on the ability to collect payments of capital and interest on bonds issued by us. The challenge will be to achieve acceptance by creditors, in accordance with the Central Bank regulations mentioned above, especially when it has highly diversified and retail creditors.

The company has several dollar-denominated maturities affected by these measures. For more information see “Operating and Financial Review and Prospects-Liquidity and capital resources-Indebtedness”.

The Argentine economy could be adversely affected by economic developments in other global markets.

Argentina’s economy is vulnerable to external shocks that could be caused by adverse developments affecting its principal trading partners. A significant decline in the economic growth of any of Argentina’s major trading partners (including Brazil, the European Union, China and the United States), including as a result of the ongoing COVID-19 pandemic, could have a material adverse impact on Argentina’s balance of trade and adversely affect Argentina’s economic growth. In addition, Argentina may be affected by economic and market conditions in other markets worldwide.

On October 2018, Jair Bolsonaro was elected president of Brazil, Argentina’s largest export market and the principal source of imports. Mr. Bolsonaro has libertarian, conservative and nationalist tendencies and assumed office on January 1, 2019. Given that Brazil is the largest economy in Latin America, the economic measures it implements can have great impact in the region. A further deterioration in economic conditions in Brazil may reduce the demand for Argentine exports to the neighboring country and, if this occurs, it could have a negative effect on the Argentine economy and potentially on our operations.

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

On November 3, 2020, presidential elections took place in the United States. Former Vice President Joseph R. Biden Jr. was the Democratic nominee to challenge President Trump. Finally, on November 7, 2020, Democrat Joe Biden was declared president. Mr. Biden became the 46th president on January 20, 2021. We cannot predict how any measures adopted by the Biden administration may affect Argentina, nor the effect that the any other measure taken by the Biden administration could cause on global economic conditions and the stability of global financial markets.

In July 2019, the Common Market of the South (“MERCOSUR”) signed a strategic partnership agreement with the European Union (the “EU”), which was expected to enter into force in 2021, once approved by the relevant legislatures of each member country. The objective of this agreement is to promote investments, regional integration, increase the competitiveness of the economy and achieve an increase in GDP. However, the effect that this agreement could have on the Argentine economy and the policies implemented by the Argentine government is uncertain. In October 2020, The European Parliament passed a non-binding resolution opposing the ratification of the trade agreement between the European Union and Mercosur due to concerns over the environmental policy of the Jair Bolsonaro government.

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

As a result of the outbreak of Swine Flu during the winter of 2009, consumers and tourists dramatically changed their spending and travel habits to avoid contact with crowds. Recently, as a result of the COVID-19 pandemic, the Argentine government enacted several regulations limiting the operation of schools, cinemas and shopping malls, which has significantly reduced traffic at our shopping malls. See “Risks Relating to Argentina - The ongoing COVID-19 pandemic and government measures to contain the virus are adversely affecting our business and results of operations, and, as conditions are evolving rapidly, we cannot accurately predict the ultimate impact on our results of operation”. We cannot assure you that new disease outbreaks or health hazards (such as the Ebola outbreak in recent years) will not occur in the future, or that such an outbreak or health hazard would not significantly affect consumer and/or tourists’ activity. The recurrence of such a scenario could adversely affect our business and our results of operations.

We are subject to risks inherent to the operation of shopping malls that may affect our profitability.

Our shopping malls are subject to various factors that affect their development, administration and profitability, including:

•	declines in lease prices or increases in levels of default by our tenants due to economic conditions;

•	increases in interest rates and other factors outside our control;

•	the accessibility and attractiveness of the areas where our shopping malls are located;

•	the intrinsic attractiveness of the shopping mall;

•	the flow of people and the level of sales of rental units in our shopping malls;

•	the increasing competition from internet sales;

•	the amount of rent collected from tenants at our shopping malls;

•	changes in consumer demand and availability of consumer credit, both of which are highly sensitive to general macroeconomic conditions; and

•	fluctuations in occupancy levels in our shopping malls.

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

As of June 30, 2021, most of our revenue from leases and services provided by the Shopping Malls segment derived from properties located in the City of Buenos Aires and the Greater Buenos Aires metropolitan area. In addition, all of our office buildings are located in Buenos Aires and a substantial portion of our revenue is derived from such properties. Although we own properties and may acquire or develop additional properties outside Buenos Aires and the Greater Buenos Aires metro area, we expect to continue to be largely affected by economic conditions or pandemic effects which could affect these high populated areas. Consequently, an economic downturn in those areas could cause a reduction in our rental income and adversely affect our ability to comply with our debt service and fund operations.

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

Our operating performance and the value of our real estate assets, and as a result, the value of our securities, are subject to the risk that our properties may not be able to generate sufficient revenue to meet our operating expenses, including debt service and capital expenditures, our cash flow needs and our ability to service our debt service obligations. Events or conditions beyond our control that may adversely affect our operations or the value of our properties include:

•	downturns in national, regional and local economies;

•	decrease in consumer spending and consumption;

•	competition from other shopping malls and sales outlets;

•	local real estate market conditions, such as oversupply or lower demand for retail space;

•	changes in interest rates and availability of financing;

•	the exercise by our tenants of their right to early termination of their leases;

•	vacancies, changes in market rental rates and the need to periodically repair, renovate and re-lease space;

•	increased operating costs, including insurance expenses, salary increases, utilities, real estate taxes, federal and local taxes and higher security costs;

•	the impact of losses resulting from civil disturbances, strikes, natural disasters, terrorist acts or acts of war;

•	significant fixed expenditures associated with each investment property, such as debt service payments, real estate taxes, insurance and maintenance costs;

•	declines in the financial condition of our tenants and our ability to collect rents when due;

•	changes in our or our tenants’ ability to provide for adequate maintenance and insurance that result in a reduction in the useful life of a property; and

•	changes in law or governmental regulations (such as those governing usage, zoning and real property taxes) or changes in the exchange controls or government action (such as expropriation).

An adverse economic environment for real estate companies and the credit crisis may adversely affect our results of operations.

The success of our business and profitability of our operations depends on continued investment in real estate and access to long-term financing. A prolonged crisis of confidence in real estate investments and lack of credit for acquisitions may constrain our growth and the maintenance of our current business and operations. As part of our strategy, we intend to increase our properties portfolio through strategic acquisitions at favorable prices, where we believe we can bring the necessary expertise to enhance property values. In order to pursue acquisitions, we may require capital or debt financing. Recent disruptions in the financial markets may adversely impact our ability to refinance existing debt and the availability and cost of credit in the future. Any consideration of sales of existing properties or portfolio interests may be offset by lower property values. Our ability to make scheduled payments or to refinance our existing debt obligations depends on our operating and financial performance, which in turn is subject to prevailing economic conditions. If disruptions in financial markets prevail or arise in the future, we cannot provide assurances that government responses to such disruptions will restore investor confidence, stabilize the markets or increase liquidity and the availability of credit.

As of September 2021; Evergrande, one of the biggest chinese real estate company, announced that it would not be able to pay its debt obligations. Since then, markets have been affected negatively by the announcement. As of the date of this annual report, chinese government is assisting the company in order to neutralize a high impact in the global economy.

Our revenue and profit may be materially and adversely affected by continuing inflation and economic activity in Argentina.

Our business is mainly driven by consumer spending since a portion of the revenue from our Shopping Mall segment derives directly from the sales of our tenants, whose revenue relies on the sales to consumers. As a result, our revenue and net income are impacted to a significant extent by economic conditions in Argentina, including the development in the textile industry and domestic consumption, which has experienced significant decline during 2019, 2020 and 2021. Consumer spending is influenced by many factors beyond our control, including consumer perception of current and future economic conditions, inflation, political uncertainty, rates of employment, interest rates, taxation and currency exchange rates. Any continuing economic slowdown, whether actual or perceived, could significantly reduce domestic consumer spending in Argentina and therefore adversely affect our business, financial condition and results of operations.

The loss of tenants could adversely affect our operating revenue and value of our properties.

Although no single tenant represents more than 6.2% of our revenue in any fiscal year, if a significant number of tenants at our retail or office properties were to experience financial difficulties, including bankruptcy, insolvency or a general downturn of business, or if we failed to retain them, our business could be adversely affected. Further, our shopping malls typically have a significant “anchor” tenant, such as well-known department stores, that generate consumer traffic at each mall. A decision by such tenants to cease operating at any of our shopping mall properties could have a material adverse effect on our financial condition and the results of our operations. In addition, the closing of one or more stores that attract consumer traffic may motivate other tenants to terminate or to not renew their leases, to seek rent concessions and/or close their stores. Moreover, tenants at one or more properties might terminate their leases as a result of mergers, acquisitions, consolidations, dispositions or bankruptcies. The bankruptcy and/or closure of multiple stores, if we are not able to successfully release the affected space, could have a material adverse effect on both the operating revenue and underlying value of the properties involved. See “Item 5.A. Operating Results - The Ongoing COVID-19 Pandemic.”

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

The properties that we acquire may be subject to unknown liabilities, in respect to which we may have limited or no recourse to the former owners. If a liability were asserted against us based on our ownership of an acquired property, we may be required to incur significant expenditures to settle, which could adversely affect our financial results and cash flow. Unknown liabilities relating to acquired properties could include:

•	liabilities for clean-up of undisclosed environmental contamination;

•	the costs of changes in laws or in governmental regulations (such as those governing usage, zoning and real property taxes); and

•	liabilities incurred in the ordinary course of business.

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

Any of these actions could result in the termination of leases and the loss of related rental income. In addition, we cannot assure you that any tenant whose lease expires will renew that lease or that we will be able to re-let the space on economically reasonable terms. The loss of rental revenue from a number of our tenants and our inability to replace such tenants may adversely affect our profitability and our ability to comply with our debt service obligations. These factors are particularly disruptive in the context of emergency situations such as the COVID-19 pandemic which has caused significant adverse impacts on our business as tenants have been required to shut down or significantly reduce their operating activities.

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

Given that our shopping malls are open to the public, with ample circulation of people, accidents, theft, robbery, public protest, pandemic effects and other incidents may occur in our facilities, regardless of the preventative measures we adopt. If such an incident or series of incidents occurs, shopping mall customers and visitors may choose to visit other shopping venues that they believe are safer, which may cause a reduction in the sales volume and operating income of our shopping malls.

Argentine laws governing leases impose restrictions that limit our flexibility.

Argentine laws governing leases impose certain restrictions, including the following:

•	a prohibition on including automatic price adjustment clauses based on inflation increases in leases; and

•	the imposition of a two-year minimum lease term for all purposes, except in particular cases such as embassy, consulate or international organization venues, room with furniture for touristic purposes for less than three months, custody and bailment of goods, exhibition or offering of goods in fairs or in cases where due to the circumstances, the subject matter of the lease requires a shorter term.

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

Climate change may have adverse effects on our business

We, our customers, and communities in which we operate, may be adversely affected by the physical risks of climate change, including increases in temperatures, sea levels, and the frequency and severity of adverse climatic events including fires, storms, floods and droughts. These effects, whether acute or chronic in nature, may directly impact us and our customers through disruptions to business and economic activity or impacts on income and asset values.

Initiatives to mitigate or respond to climate change may impact market and asset prices, economic activity, and customer behavior, particularly in emissions intensive industry sectors and geographies affected by these changes.

Failure to effectively manage and disclose these risks could adversely affect our business, prospects, reputation, financial performance or financial condition.

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

We are subject to risks inherent to the operation of office buildings that may affect our profitability.

Office buildings are exposed to various factors that may affect their development, administration and profitability, including the following factors:

•	lower demand for office space;

•	a deterioration in the financial condition of our tenants that causes defaults under leases due to lack of liquidity, access to capital or for other reasons;

•	difficulties or delays renewing leases or re-leasing space;

•	decreases in rents as a result of oversupply, particularly offerings at newer or re-developed properties;

•	competition from developers, owners and operators of office properties and other commercial real estate, including sublease space available from our tenants;

•	maintenance, repair and renovation costs incurred to maintain the competitiveness of our office buildings;

•	exchange controls that may interfere with their ability to pay rents that generally are pegged to the U.S. dollar;

•	the consequences of a pandemic, epidemic or disease outbreak that would produce lower demand for offices spaces; and

•	an increase in our operating costs, caused by inflation or by other factors could have a material adverse effect on us if our tenants are unable to pay higher rent as a result of increased expenses.

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

We are engaged in the development and construction of properties to be used for office, residential or commercial purposes, shopping malls and residential complexes, in general through third-party contractors. Risks associated with our development, reconversion and construction activities include the following, among others:

•	abandonment of development opportunities and renovation proposals;

•	construction costs may exceed our estimates for reasons including higher interest rates or increases in the cost of materials and labor, making a project unprofitable;

•	occupancy rates and rents at newly completed properties may fluctuate depending on a number of factors, including market and economic conditions, resulting in lower than projected rental revenue and a corresponding lower return on our investment;

•	pre-construction buyers may default on their purchase contracts or units in new buildings may remain unsold upon completion of construction;

•	lack of affordable financing alternatives in the private and public debt markets;

•	sale prices of residential units may be insufficient to cover development costs;

•	construction and lease commencements may not be completed on schedule, resulting in increased debt service expense and construction costs;

•	failure or delays in obtaining necessary zoning, land-use, building, occupancy and other required governmental permits and authorizations, or building moratoria and anti-growth legislation;

•	significant time lags between the commencement and completion of projects subjects us to greater risks due to fluctuation in the general economy;

•	construction may be delayed because of a number of factors, including weather, strikes or delays in receipt of zoning or other regulatory approvals, or man-made or natural disasters, resulting in increased debt service expense and construction costs;

•	changes in our tenants’ demand for rental properties outside of Buenos Aires; and

•	we may incur capital expenditures that require considerable time and effort and which may never be completed due to government restrictions or overall market conditions.

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

We currently carry insurance policies that cover potential risks such as civil liability, fire, lost profit and floods, including extended coverage and losses from leases on all of our properties. Although we believe the policy specifications and insured limits of these policies are customary, there are certain types of losses, such as lease and other contract claims, terrorism and acts of war that generally are not insured under the insurance policies offered in Argentina. In the event of a loss that was not insured or a loss in excess of insured limits, we could lose all or a portion of the capital we have invested in a property, as well as its anticipated future revenue. In such an event, we might nevertheless remain obligated for any mortgage debt or other financial obligations related to the property. We cannot assure you that material losses in excess of insurance proceeds will not occur in the future. If any of our properties were to experience a catastrophic loss, it could seriously disrupt our operations, delay revenue and result in large expenses to repair or rebuild the property. Insurance companies may no longer offer coverage against certain types of losses, such as losses due to terrorist acts and the existence of mold, or, if offered, these types of insurance may become too expensive.

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

We had, and expect to have, substantial liquidity and capital resource requirements to finance our business. As of June 30, 2021, our consolidated financial debt amounted to ARS 42,922 million, including accrued and unpaid interest and deferred financing costs. Although we generate sufficient funds from our operating cash flows to meet our debt service obligations and our ability to obtain new financing is adequate, considering the current limited availability of loan financing in Argentina, we cannot assure you that we will have sufficient cash flows and adequate financial structure in the future. On September 15, 2020, Communication “A” 7,106 established that companies must refinance maturities of financial debt capital in the period from October 15, 2020 to March 31, 2021. In this sense, the Argentine Central Bank will give access to companies for less than 40% of maturities and companies must refinance the rest within at least two years. For more information see. “Item 10. Additional Information-D. Exchange Controls.”

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

For more information see “Operating and Financial Review and Prospects-Liquidity and capital resources-Indebtedness”.

The shift by consumers to purchasing goods over the internet, where barriers to entry are low, may negatively affect sales at our shopping malls.

In recent years, internet retail sales have grown significantly in Argentina, even though the market share of such sales is still modest. The Internet enables manufacturers and retailers to sell directly to consumers, diminishing the importance of traditional distribution channels such as retail stores and shopping malls. We believe that our target consumers are increasingly using the Internet, from home, work or elsewhere, to shop electronically for retail goods, and this trend is likely to continue. Retailers at our properties face increasing competition from online sales and this could cause the termination or non-renewal of their leases or a reduction in their gross sales, affecting our percentage rent based revenue. If e commerce and retail sales through the Internet continue to grow, retailers’ and consumers’ reliance on our shopping malls could be materially diminished, having a material adverse effect on our financial condition, results of operations and business prospects. For more information with respect to the COVID-19 pandemic and its impact on our business, see “Item 5.A. Operating Results - The Ongoing COVID-19 Pandemic.”

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

We are dependent on our Chairman, Eduardo Sergio Elsztain, our Board of Directors and our controlling shareholder IRSA Inversiones y Representaciones S.A. (“IRSA”).

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

Further, we believe that our success also depends, to a significant extent, on the continued success of IRSA which owns approximately 79.9% of our outstanding shares as of June 30, 2021. IRSA is engaged in a range of real estate, investment and other business activities, many of which are different from our business, including IRSA’s significant investments in Banco Hipotecario, an Argentine bank.. As a result, IRSA is exposed to certain important risks, as described in its Audited Consolidated Financial Statements and its filings with the SEC, which under certain circumstances could have a material adverse effect on its financial condition, results of operations and business prospects. We cannot assure you that IRSA will not be adversely affected by the risks that it faces (including those relating to its investments in Banco Hipotecario), and we believe that if IRSA were to be so affected, the market perception of the group of companies controlled by Eduardo Sergio Elsztain, including us, could be adversely affected as well.

Labor relations may negatively impact us.

As of June 30, 2021, 44.2% of our workforce was represented by unions under collective bargaining agreements. Although we currently enjoy good relations with our employees and their unions, we cannot assure you that labor relations will continue to be positive or that deterioration in labor relations will not materially and adversely affect us.

Our results of operations include unrealized revaluation adjustments on investment properties, which may fluctuate significantly over financial periods and may materially and adversely affect our business, results of operations and financial condition.

During the year ended June 30, 2021, we had fair value loss on investment properties of ARS 13,946 million. Although the upward or downward revaluation adjustments reflect unrealized capital gains or losses on our investment properties during the relevant periods, the adjustments do not reflect the actual cash flow or profit generated from the sales or rental of our investment properties. Unless such investment properties are disposed of at similarly revalued amounts, we will not realize the actual cash flow. The amount of revaluation adjustments has been, and will continue to be, significantly affected by the prevailing property markets and will be subject to market fluctuations in those markets.

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

As of June 30, 2021, the majority of our liabilities, such as our Series 2, were denominated in U.S. dollars while our revenue are mainly denominated in pesos. This currency gap and restrictions to access to foreign exchange markets to acquire the required U.S. dollars to pay our U.S. dollar denominated debt, exposes us to a risk of volatility, which circumstances may adversely affect our financial results if the U.S. dollar appreciates against the peso and may affected our ability to our U.S. dollar denominated debt. Any depreciation of the peso against the U.S. dollar increases the nominal amount of our debt in pesos, which further adversely affects our results of operation and financial condition and may increase the collection risk of our leases and other receivables from our tenants and mortgagees, most of which generate peso denominated revenue.

We issue debt in the local and international capital markets as one of our main sources of funding and our capacity to successfully access the local and international markets on favorable terms affects our cost of funding.

Our ability to successfully access the local and international capital markets on acceptable terms depends largely on capital markets conditions prevailing in Argentina and internationally. We have no control over capital markets conditions, which can be volatile and unpredictable. If we are unable to issue debt in the local and/or international capital markets and on terms acceptable to us, whether as a result of regulations and foreign exchange restrictions, a deterioration in capital markets conditions or otherwise, we would likely be compelled to seek alternatives for funding, which may include short-term or more expensive funding sources. If this was to happen, we may be unable to fund our liquidity needs at competitive costs and our business results of operations and financial condition may be materially and adversely affected.

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

IRSA as of June 30, 2021, owned 79.9% of our common shares. Sales of a large number of our common shares and/or ADSs would likely have an adverse effect on the market price of our common shares and the ADS.

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

There is less publicly available information about the issuers of securities listed on the Argentine stock exchanges than information publicly available about domestic issuers of listed securities in the United States and certain other countries. Although the ADSs are listed on the NASDAQ Global Market, as a foreign private issuer we are able to rely on home country governance requirements rather than relying on the NASDAQ corporate governance requirements. See “Item 16G. Corporate Governance-Compliance with NASDAQ listing Standards on Corporate Governance.” Additionally, as a foreign private issuer, we are exempt from certain rules under the Securities Exchange Act of 1934, as amended, or the “Exchange Act” including (i) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act; (ii) the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and (iii) the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10‑Q containing unaudited financial and other specified information, or current reports on Form 8‑K, upon the occurrence of specified significant events. In addition, foreign private issuers are not required to file their Annual Report on Form 20‑F until four months after the end of each fiscal year, while U.S. domestic issuers that are accelerated filers are required to file their Annual Report on Form 10‑K within 75 days after the end of each fiscal year. Foreign private issuers are also exempt from the Regulation Fair Disclosure, aimed at preventing issuers from making selective disclosures of material information. As a result of the above, you may not have the same protections afforded to shareholders companies that are not foreign private issuers.

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

Based on the past and projected composition of our income and assets and the valuation of our assets, including goodwill, we do not believe we were a passive foreign investment company, or “PFIC,” for United States federal income tax purposes for the taxable year ending June 30, 2021, and do not currently expect to become a PFIC, although there can be no assurance in this regard. The determination of whether we are a PFIC is made annually. Accordingly, it is possible that we may be a PFIC in the current or any future taxable year due to changes in our asset or income composition or if our projections are not accurate. The volatility and instability of Argentina’s economic and financial system may substantially affect the composition of our income and assets and the accuracy of our projections. In addition, this determination is based on the interpretation of certain U.S. Treasury regulations relating to rental income, which regulations are potentially subject to different interpretation. If we become a PFIC, U.S. Holders (as defined in “Item 10. Additional Information-Taxation-United States taxation”) of our common shares or the ADSs will be subject to certain United States federal income tax rules that have negative consequences for U.S. Holders such as additional tax and an interest charge upon certain distributions by us or upon a sale or other disposition of our common shares or the ADSs at a gain, as well as reporting requirements. Please see “Item 10. Additional Information-Taxation-United States taxation-Passive foreign investment company” for a more detailed discussion of the consequences if we are deemed a PFIC. You should consult your own tax advisors regarding the application of the PFIC rules to your particular circumstances.

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

However, pursuant to Law No. 27,430, dividends to be distributed out of earnings accrued in fiscal years starting on or after January 1, 2018, and other profits paid in cash or in kind -except for stock dividends or quota dividends-by companies and other entities incorporated in Argentina referred to in the Income Tax Law, to Argentine resident individuals, resident undivided estates and foreign beneficiaries will be subject to income tax at a 7% rate on profits accrued during fiscal years starting on January 1, 2018 to December 31, 2019, and at a 13% rate on profits accrued in fiscal years starting on January 1, 2020 and onwards. If dividends are distributed to Argentine corporate taxpayers (in general, entities organized or incorporated under Argentine law, certain traders and intermediaries, local branches of foreign entities, sole proprietorships and individuals carrying on certain commercial activities in Argentina), no dividend tax would apply.

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

The Argentine government imposed restrictions on the conversion of Argentine currency into foreign currencies and on the remittance to foreign investors of proceeds from their investments in Argentina. Argentine law currently permits the government to impose these kind of restrictions temporarily in circumstances where a serious imbalance develops in Argentina’s balance of payments or where there are reasons to foresee such an imbalance. We cannot assure you that ADS Depositary for the ADSs may hold the pesos it cannot convert for the account of the ADS holders who have not been paid. No assurance can be given that payments to non-resident investors will not suffered delays or be subject to any additional restrictions, under the current foreign exchange market regulations or future regulations that may be enacted. In this regard, we suggest consulting with the corresponding custodian banks about the exchange regulations applicable. See “Item 10. Additional Information-D. Exchange Controls.”

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

In accordance with Argentine corporate law, we may pay dividends in pesos out of retained earnings, if any, to the extent set forth in our Audited Consolidated Financial Statements prepared in accordance with IFRS. Our shareholders’ ability to receive cash dividends may be limited by the ability of the ADS Depositary to convert cash dividends paid in pesos into U.S. dollars. Under the terms of our deposit agreement with the depositary for the ADSs, to the extent that the depositary can in its judgment convert pesos (or any other foreign currency) into U.S. dollars on a reasonable basis and transfer the resulting U.S. dollars to the United States, the depositary will promptly as practicably convert or cause to be converted all cash dividends received by it on the deposited securities into U.S. dollars. If in the judgment of the depositary this conversion is not possible on a reasonable basis (including as a result of applicable Argentine laws, regulations and approval requirements), the depositary may distribute the foreign currency received by it or in its discretion hold such currency uninvested for the respective accounts of the owners entitled to receive the same. As a result, if the exchange rate fluctuates significantly during a time when the depositary cannot convert the foreign currency, you may lose some or all of the value of the dividend distribution.

You might be unable to exercise preemptive or accretion rights with respect to the common shares underlying your ADSs.

Under Argentine corporate law, if we issue new common shares as part of a capital increase, our shareholders will generally have the right to subscribe for a proportional number of common shares of the class held by them to maintain their existing ownership percentage, which is known as preemptive rights. In addition, shareholders are entitled to the right to subscribe for the unsubscribed common shares of either the class held by them or other classes which remain unsubscribed at the end of a preemptive rights offering, on a pro rata basis, which is known as accretion rights. Under the deposit agreement, the ADS Depositary will not exercise rights on your behalf or make rights available to you unless we instruct it to do so, and we are not required to give that instruction. In addition, you may not be able to exercise the preemptive or accretion rights relating to the common shares underlying your ADSs unless a registration statement under the U.S. Securities Act of 1933 is effective with respect to those rights or an exemption from the registration requirements of the Securities Act is available. We are not obligated to file a registration statement with respect to the common shares relating to these preemptive rights, and we cannot assure you that we will file any such registration statement. Unless we file a registration statement or an exemption from registration is available, you may receive only the net proceeds from the sale of your preemptive rights by the ADS Depositary or, if the preemptive rights cannot be sold, they will be allowed to lapse. As a result, U.S. holders of common shares or ADSs may suffer dilution of their interest in our company upon future capital increases.

Our shareholders may be subject to liability for certain votes of their securities.

Our shareholders are not liable for our obligations. Instead, shareholders are generally liable only for the payment of the shares they subscribe. However, shareholders who have a conflict of interest with us and do not abstain from voting may be held liable for damages to us, but only if the transaction would not have been approved without such shareholders’ votes. Furthermore, shareholders who willfully or negligently vote in favor of a resolution that is subsequently declared void by a court as contrary to Ley General de Sociedades No. 19,550 (Argentine Companies Law) or our bylaws may be held jointly and severally liable for damages to us or to other third parties, including other shareholders.

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

Our common shares are listed and traded on the Bolsas y Mercados Argentinos (“BYMA”) and our ADSs representing our common shares are listed on the NASDAQ Global Markets (“NASDAQ”), both under the ticker “IRCP”. Our headquarters are located at Carlos M. Della Paolera 261, 8th Floor (C1001ADA), City of Buenos Aires, Argentine. Our telephone is +54 (11) 4344-4600. Our website is www.irsacp.com.ar. Information contained in or accessible through our website is not a part of this Annual Report. All references in this Annual Report to this or other internet sites are inactive textual references to these URLs, or “uniform resource locators” and are for your information reference only. We assume no responsibility for the information contained on these sites. Our depositary agent for the ADSs in the United States is The Bank of New York Mellon whose address is 240 Greenwich Street, New York, N.Y. 10286, and whose telephone numbers are +1-888-BNY-ADRS (+1-888-269-2377) for U.S. calls and +1-201-680-6825 for calls outside U.S.

History

We were organized in 1889 under the name Sociedad Anónima Mercado de Abasto Proveedor (SAMAP) and, until 1984, we owned and operated the main fresh products market in the City of Buenos Aires. Our main asset during that period was the historic Mercado de Abasto building which served as the location of the market from 1889 to 1984. In July 1994, IRSA acquired a controlling interest in us and, subsequently, we concentrated on real estate operations. In April 1997, we merged with fourteen wholly owned subsidiaries, including Alto Palermo S.A., and subsequently changed our name to Alto Palermo S.A. Since then, we have continued to grow through a series of acquisitions and the development of our businesses.

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

On December 22, 2014, we acquired from IRSA, our controlling shareholder, 83,789 square meters of premium office space including the República Building, the Bouchard 710 building (On July 30, 2020, we sold to an unrelated third party of the entire Bouchard 710 building, for a total amount of approximately USD 87.2 million), the Della Paolera 265 building, the Intercontinental Plaza Building, the Suipacha 652 building and the land reserve “Intercontinental II” (the “Acquired Properties”) with the potential to develop up to 19,600 square meters, each located in the City of Buenos Aires. The acquisition was carried out as part of our strategy to expand our business of developing and operating commercial properties in Argentina and to create a unique and unified portfolio of rental properties consisting of the best office buildings in the City of Buenos Aires and the best shopping malls in Argentina. The total value of the transaction was USD 308.0 million, based on third party appraisals.

In 2007, through Panamerican Mall S.A. (“PAMSA”), we started the construction of one of our most important projects called “Polo Dot”, a Shopping Mall, an Office Building and different plots of land to develop three additional office buildings (one of them may include a hotel). This project is located in Saavedra neighborhood, at the intersection of Avenida General Paz and the Panamerican Highway. First, the Shopping Mall Dot Baires was developed and opened in May, 2009 and then the Office Building was opened in July 2010, which meant our landing on the growing corridor of rental offices located in the North Zone of Buenos Aires. In addition, on June 5, 2017, we reported the acquisition of the historic Philips Building, adjacent to the Dot Baires Shopping Mall. Likewise, through PAMSA, we developed the Zetta building, A+ and potentially LEED building, which was inaugurated on May, 2019, it has 11 office floors with a profitable area of 32,173 square meters, fully leased at the opening date.

As of June 30, 2021, our main shareholder is IRSA which owns 79.92% of our share capital outstanding. On September 30, 2021, we informed that the Company’s Board of Directors has approved the beginning of the corporate reorganization process, by which IRSA, acting as the absorbing company, will merge by absorption with us, as the absorbed company. Likewise, and within the framework of the reorganization process, the Board of Directors has approved the exchange ratio, which has been established at 1.40 IRSA shares for each IRSA CP share, which is equivalent to 0.56 IRSA GDS for each ADS of IRSA CP. For more information see “-Recent Developments-Merger Proposal”.

As of June 30, 2021, we own 15 shopping malls in Argentina, 14 of which are operated by us, totaling 334,826 square meters and 113,291 square meters of gross leasable in seven premium office buildings of rental office property.

Significant acquisitions, dispositions and development of businesses

The following is a description of the most significant events in terms of acquisitions, dispositions, real estate barter transactions and other transactions which occurred during the years ended June 30, 2021, 2020 and 2019:

Fiscal year ended as of June 30, 2021

Acquisitions

Acquisition of Hudson Property

On December 11, 2020, we completed the acquisition of a property called “Casonas” located in Hudson, Berazategui, Buenos Aires for a total consideration of USD 1 million. Of this total consideration, we paid USD 900,000 since we had already paid the 10% during the fiscal year ended June 30, 2018.

We are Appa S.A. - Share capital increase

As of June 30, 2020, our capital stock totalled 116,500 ordinary shares, each entitled to one vote and with a par value of ARS 1 per share.

On April 19, 2021, our shareholders held an Ordinary and Extraordinary General Meeting and capitalized all our share premium and inflation adjustment of share capital. In that meeting, our shareholders also approved and capitalized new irrevocable contributions.

As a result of both capitalizations, we issued 517,722,151, each entitled to 1 vote and with a par value of ARS 1 per share. Our capital stock now totals 517,838,651, as per detail as follows::

	Number of shares	Share capital
June 30, 2020	116,500	116,500
Capitalization of share premium and inflation adjustment of share capital	137,722,151	137,722,151
Issuance of ordinary shares	380,000,000	380,000,000
June 30, 2021	517,838,651	517,838,651

Disposals

Sale of Boston Tower Building

As of June 30, 2021, we completed the sale of several units from the Boston Tower Building, located at 265 Della Paolera (Catalinas District, Autonomous City of Buenos Aires). The details of the units we sold are listed below.

On July 15, 2020, we completed the sale with possession of a medium-height floor for a total area of approximately 1,247 square meters and 5 parking spaces located in the building. The total consideration of the transaction was ARS 666 million.

On August 25, 2020, we completed the sale of other 5 floors for a gross rental area of approximately 6,235 square meters and 25 parking spaces located in the building. The total consideration of the transaction was ARS 3,574 million.

On November 5, 2020, we completed the sale with possession of 4 floors for a gross rental area of approximately 3,892 square meters and 15 parking spaces located in the building. The total consideration of the transaction was ARS 2,271 million.

On November 12, 2020, we completed the sale with possession with an unrelated third party of 3 floors for a gross rental area of approximately 3,266 square meters, a commercial space located on the ground floor of approximately 225 square meters, and 15 parking spaces located in the building. The total consideration of the transaction was ARS 1,906 million.

Sale of Bouchard building

On July 30, 2020, we completed the sale to an unrelated third party of the entire “Bouchard 710” building located in the Plaza Roma District of the Autonomous City of Buenos Aires. The tower consists of 15,014 square meters of gross rental area on 12 office floors and 116 parking spaces. The total consideration of the transaction was ARS 8,791 million.

Capital Expenditures

Fiscal year 2021

During the fiscal year ended June 30, 2021, we incurred capital expenditures of ARS 1,284.0 million, of which: (i) ARS 993.0 million was used in the acquisition of investment properties, mainly, in the offices segment; and (ii) ARS 176.0 million was related to the acquisition of property, plant and equipment; and (iii) ARS 115.0 million was related to advanced payments.

Fiscal year 2020

During the fiscal year ended June 30, 2020, we incurred capital expenditures of ARS 3,936.0 million, of which: (i) ARS 3,682.0 million was used in the acquisition of investment properties, mainly, in the offices segment; and (ii) ARS 237.0 million was related to the acquisition of property, plant and equipment; and (iii) ARS 17.0 million was related to advanced payments.

Fiscal year 2019

During the fiscal year ended June 30, 2019, we incurred capital expenditures of ARS 9,970.0 million, of which: (i) ARS 3,764.0 million was used in the acquisition of investment properties, mainly, in the offices segment; and (ii) ARS 134.0 million was related to the acquisition of property, plant and equipment; and (iii) ARS 6,072.0 million was related to advanced payments mainly by the acquisition of new units on the Catalinas building.

Recent Developments

Stock market capitalization, changes in Face Value and distribution of released shares

On July 6, 2021, we announced to our shareholders that as of July 19, 2021, was effected simultaneously the distribution of shares and the change in face value, where it was proceeded to make the exchange of 126,014,050 ordinary shares of nominal value ARS 1.00 each and one vote per share, for the amount of 541,230,019 ordinary shares of nominal value ARS 100 each and one vote per share. From the date indicated, the new shares distributed by the capitalization described have economic rights on equal terms with those currently in circulation. Our share capital after the operations indicated amounts to the sum of ARS 54,123,001,900 represented by 541,230,019 ordinary shares of nominal value ARS 100 each and one vote per share.

Fitch Ratings update

On July 26, 2021, IRSA CP announced that FIX SCR S.A. has decided to raise the rating of the Company’s notes as detailed below:

- Issuer Rating: AA (Arg)

- Series Notes 2 for up to USD 470 MM due March 2023: AA (Arg)

Merger Proposal

On September 30, 2021, we informed that the Company’s Board of Directors has approved the beginning of the corporate reorganization process in the terms of article 82 and sbqs. of the General Law of Companies No. 19,550, the Income Tax Law No. 20,628, amendments and regulations, CNV’s Rules and the Listing Regulations of BYMA, by which IRSA, acting as the absorbing company, will merge by absorption with IRSA CP, as the absorbed company. In this regard, the Board of Directors has approved: (i) the special-purpose separate merger financial statements as of June 30, 2021; (ii) the special-purpose consolidated merger financial statements as of June 30, 2021; (iii) the subscription of the Prior Merger Agreement between both companies and (iv) establish the effective date of reorganization on July 1, 2021.

The merger is subject to the approval of the shareholders’ meeting of both companies, which will be held once both companies have the administrative approval of the United States Securities and Exchange Commission, an entity to which they are subject because both companies’ shares are listed in markets that operate in said jurisdiction.

Likewise, and within the framework of the reorganization process, the Board of Directors has approved the exchange ratio, which has been established at 1.40 IRSA shares for each IRSA CP share, which is equivalent to 0.56 IRSA GDS for each ADS of IRSA CP.

On September 30, 2021, we informed that the calculation of the exchange ratio has been based on the market value analysis and on the net assets value and that the ratio of 1.40 corresponds to the volume-weighted average price of the shares over the last 180 days (VWAP).

Likewise, the exchange ratio is supported by two fairness opinions issued by Banco Santander Argentina S.A., in the case of IRSA and Banco Itaú Argentina S.A., in the case of the Company, which have been submitted for consideration by the Audit Committees of both companies, with a favorable opinion in this regard.

Shareholders’ Meeting

On September 17, 2021, we informed that our Board of Directors has resolved to call a General Ordinary Shareholders’ Meeting to be held on October 21, 2021, with the following agenda: (1) Appointment of two shareholders to sign the meetings’ minutes.; (2) Consideration of documents contemplated in paragraph 1, Section 234, Law No. 19,550 for the fiscal year ended June 30, 2021; (3) Allocation of net loss for the fiscal year ended June 30, 2021 for ARS 21,934,960,229; (4) Consideration of Board of Directors’ performance for the Fiscal Year ended June 30, 2021; (5) Consideration of Supervisory Committee’s performance for the fiscal year ended June 30, 2021; (6) Consideration of compensation payable to the Board of Directors (ARS 723,942,334 - allocated sum) for the fiscal year ended June 30, 2021, which recorded a computable tax loss pursuant to the rules of the Argentine Securities Commission; (7) Consideration of compensation payable to the Supervisory Committee (ARS 2,390,000, allocated sum) for the fiscal year ended June 30, 2021; (8) Determination of number and appointment of regular directors and alternate directors for a term of three fiscal years; (9) Appointment of regular and alternate members of the Supervisory Committee for a term of one fiscal year; (10) Appointment of certifying accountant for the next fiscal year; (11) Approval of compensation payable to certifying accountant for the fiscal year ended June 30, 2021; and (12) Authorization to carry out registration proceedings relating to this shareholders’ meeting before the argentine securities commission and the general superintendence of corporations.

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

We operate our business through four principal business segments, namely “Shopping Malls,” “Offices,” “Sales and Developments” and “Others”:

•	“Shopping Malls” includes the operation and development of shopping malls, through which we generate rental income and fees charged for services related to the lease of retail stores and other spaces. Our Shopping Malls segment includes highly diversified, multi‑format assets with a particular focus on retailers that cater to middle‑ to high‑income consumers.

•	“Offices” includes the lease of offices and other rental properties and services related to these properties.

•	“Sales and Developments” includes the sales of undeveloped parcels of land and properties, and activities related to the development and maintenance of such properties.

•	“Others” includes the entertainment activity throughout ALG Golf Center S.A. (La Arena), La Rural and others.

Shopping malls

We own 15 shopping malls 14 of which we manage directly, with an aggregate 334,826 square meters of GLA as of June 30, 2021. Of the 15 shopping malls we own, six are located in the City of Buenos Aires, two in the Greater Buenos Aires area, and the others in the provinces of Salta, Santa Fe, Mendoza, Córdoba and Neuquén. In addition, we operate La Ribera Shopping in the City of Santa Fe which we own through a joint venture and own the historic building of Patio Olmos shopping mall in the Province of Córdoba, which mall is operated by a third party.

The following table shows selected information about our shopping malls as of June 30, 2021:

Shopping malls	Date of acquisition/ development	Location	GLA (sqm) (1)	Number of stores	Occupancy rate (%) (2)	Our ownership interest (%) (3)	Rental revenue (in millions of ARS)
Alto Palermo	Dec‑97	City of Buenos Aires	20,045	132	98.4	100.0	790
Abasto Shopping (4)	Nov‑99	City of Buenos Aires	36,796	162	99.7	100.0	567
Alto Avellaneda	Dec‑97	Buenos Aires Province	39,838	126	64.8	100.0	461
Alcorta Shopping	Jun‑97	City of Buenos Aires	15,812	112	90.6	100.0	483
Patio Bullrich	Oct‑98	City of Buenos Aires	11,396	89	87.8	100.0	211
Dot Baires Shopping	May‑09	City of Buenos Aires	47,493	164	80.7	80.0	445
Soleil Premium Outlet	Jul‑10	Buenos Aires Province	15,158	78	90.3	100.0	248
Distrito Arcos	Dec‑14	City of Buenos Aires	14,335	65	100.0	90.0	415
Alto Noa Shopping	Mar‑95	City of Salta	19,314	84	98.1	100.0	241
Alto Rosario Shopping (4)	Nov‑04	City of Rosario	33,731	138	95.4	100.0	735
Mendoza Plaza Shopping	Dec‑94	City of Mendoza	43,312	129	97.3	100.0	386
Córdoba Shopping	Dec‑06	Córdoba	15,361	104	91.4	100.0	235
La Ribera Shopping	Aug‑11	City of Santa Fé	10,530	70	96.2	50.0	32
Alto Comahue	Mar‑15	City of Neuquén	11,705	94	92.4	99.9	84
Patio Olmos (5)	Sep‑07	City of Córdoba	-	-	-	-	-
Total			334,826	1,547	89.9		5,333

(1) Corresponds to gross leasable area at each property. Excludes common areas and parking spaces.

(2) Calculated dividing occupied square meters by leasable area as of the last day of the fiscal year.

(3) Company’s effective interest in each of its business units.

(4) Excludes Museo de los Niños which represents 3,732 square meters in Abasto

(5) IRSA CP owns the historic building of the Patio Olmos shopping mall in the Province of Córdoba, operated by a third party and does not include the rental revenue of Patio Olmos, for more details see “Our Shopping Malls-Overview.”

Offices and other properties

We own, develop and manage seven office buildings and other rental and investment properties throughout Argentina as part of our Offices and other properties segment.

As of June 30, 2021, we owned and managed seven office buildings located in the City of Buenos Aires with 113,291 square meters of total gross leasable area.

The following table sets forth selected information regarding our office buildings as of June 30, 2021:

	Date of acquisition/ development	GLA (sqm) (1)	Occupancy rate (2)	Ownership interest	Total rental income for the fiscal year ended June 30, 2021
			(%)	(%)	(in thousands of ARS)
Offices
AAA & A buildings
República Building	Dec‑14	19,885	66.9	100	506,822
Bankboston Tower (6)	Dec‑14	-	-	-	120,982
Intercontinental Plaza (3)	Dec‑14	2,979	100.0	100	141,684
Bouchard 710 (6)	Dec‑14	-	-	-	43,344
Dot Building	Nov‑06	11,242	84.9	80	277,155
Zetta	May-19	32,173	84.7	80	907,118
Della Paolera 261 (5)	Dec-20	27,530	80.2	-	494,581
Total AAA & A buildings		93,809	80.1		2,491,686
B buildings
Philips	Jun‑17	8,017	93.1	100	139,307
Suipacha 652/64	Dec‑14	11,465	17.3	100	56,765
Total B buildings		19,482	48.5		196,072
Total Offices		113,291	74.7		2,687,758

Other rental properties (4)					26,912
Total Offices and Others					2,714,670

(1) Corresponds to the gross leasable area of each property as of June 30, 2021. Excludes common areas and parking spaces.

(2) Calculated by dividing occupied square meters by gross leasable area as of June 30, 2021.

(3) We own 13.2% of the building that has 22,535 square meters of gross leasable area.

(4) Includes rental income from all those properties that are not buildings intended for rent, but that are partially or fully rented (Philips Deposit, Anchorena 665 and San Martin Plot)

(5) Includes 664 square meters of gross leasable area of the basement.

(6) The office buildings were sold during the fiscal year.

Other assets

We also have strategic investments in other businesses, which we believe complement our overall strategy and rental leasing operations. These other assets are La Rural, TGLT, DirecTV Arena, Pareto and Avenida Inc.

The following table sets forth certain operating and financial data by business segment for the fiscal years indicated:

	For the fiscal years ended
	June 30,
	2021	2020	2019
	(in millions of ARS)
Shopping Malls
Revenue	5,321	8,915	12,828
Operating income	4,456	8,064	11,662
Segment Adjusted EBITDA	2,661	5,997	9,588
Segment Net Operating Income	4,219	7,217	11,037
Offices and Others
Revenue	2,715	3,477	3,241
Operating income	2,499	3,268	3,064
Segment Adjusted EBITDA	2,009	2,870	2,672
Segment Net Operating Income	2,365	3,219	2,986
Sales and Developments
Revenue	78	466	87
Operating income	15	281	10
Segment Adjusted EBITDA	10,069	545	(226)
Segment Net Operating Income/ Loss	10,210	679	(2)
Financial Operations and Others
Revenue	29	93	251
Operating income	(187)	(40)	37
Segment Adjusted EBITDA	(177)	(46)	(628)
Segment Net Operating (Loss) / Income	(121)	21	27

Composition of revenue for the fiscal year ended June 30, 2021

(in millions of ARS)

The following table sets forth the book value of our principal business as of June 30, 2021:

Fair value of investment properties	As of June 30, 2021
(in millions of ARS)

Shopping malls	50,815
Offices	69,419
Land reserves and properties under development and Others	24,630
Total	144,864

Gross leasable area

The following graphic illustrates the growth trend in our total gross leasable area over the years presented for both shopping malls and offices (in thousands of sqm).

Business strategy

Our business strategy is based on three fundamental pillars:

Operating profitability:

•	We maximize the return to our shareholders by generating sustainable cash flow growth and increasing the long-term value of our commercial properties.

•	Our privileged locations and our leadership position in Argentina, together with our knowledge of the shopping mall and office industry, allows us to maintain high occupancy levels and an optimal tenant mix.

•	We seek to strengthen and consolidate the relationship with our tenants through attractive rental conditions, offering a wide range of products and services, as well as administrative and commercial advice to optimize and simplify their operations.

Growth and Innovation:

•	We grow through the acquisition and Development of commercial properties and we have a land reserve with premium locations in Argentina to continue expanding our portfolio with mixed-use projects.

•	We are pioneers in innovative real estate developments due to their format and scale, due to their concept, due to the appreciation of the area where they are located and due to the search of future synergies.

•	We quickly adapt to changes in context and consumption habits, always focusing on the customer to provide the best service through technology and thus enhance their purchasing experience within our shopping malls.

Sustainability:

•	· We are part of the communities where our business units operate. Through CSR actions in our shopping malls and offices, places of high public attendance, we spread and make visible issues of social interest such as inclusion and assistance to the neediest.

•	· We plan for the long term and work towards continuous improvement, environmental protection, and sustainable Development, seeking to achieve environmental certification standards in our real estate projects

•	· We continuously work to achieve the highest standards of corporate Governance, with total transparency and responsibility. We take care of our human capital and we promote inclusion and diversity both in the governing bodies and in the work teams.

Our Shopping Malls

Overview

As of June 30, 2021, we owned a majority interest in and operated, a portfolio of 15 shopping malls in Argentina, six of which are located in the City of Buenos Aires (Abasto, Alcorta Shopping, Alto Palermo Shopping, Patio Bullrich, Dot Baires Shopping and Distrito Arcos), two in the greater Buenos Aires area (Alto Avellaneda and Soleil Premium Outlet), and the rest in different provinces of Argentina (Alto Noa in the City of Salta, Alto Rosario in the City of Rosario, Mendoza Plaza in the City of Mendoza, Córdoba Shopping Villa Cabrera and Patio Olmos (operated by a third party) in the City of Córdoba, La Ribera Shopping in Santa Fe (through a joint venture) and Alto Comahue in the City of Neuquén).

As of June 30, 2021, our portfolio’s leasable area totaled 334,826 sqm of GLA (excluding certain spaces occupied by hypermarkets, which are not our tenants). The total tenants’ sales of our shopping malls, according to data reported by the retailers, were ARS 75,795 million for fiscal year 2021 and ARS 105,043 million for fiscal year 2020, a decrease of 27.8% in real terms (+8.3% in nominal terms). The tenants’ sales of our shopping malls are relevant to our income and profitability because they are one of the factors that determine the amount of rent that we can collect from them. They also affect the overall occupancy costs of tenants as a percentage of their sales.

Accumulated rental income

The following table sets forth total rental income for each of our shopping malls for the fiscal years indicated:

	For the fiscal years ended June 30, (1)
	2021	2020	2019
	(in millions of ARS)
Alto Palermo	790	1,497	2,115
Abasto Shopping	567	1,283	1,971
Alto Avellaneda	461	902	1,416
Alcorta Shopping	483	799	1,040
Patio Bullrich	211	462	606
Dot Baires Shopping	445	981	1,669
Soleil Premium Outlet	248	372	551
Distrito Arcos	415	690	949
Alto Noa Shopping	241	277	372
Alto Rosario Shopping	735	781	1,025
Mendoza Plaza Shopping	386	443	615
Córdoba Shopping Villa Cabrera	235	266	370
La Ribera Shopping (2)	32	88	131
Alto Comahue	84	566	629
Subtotal	5,333	9,407	13,459
Patio Olmos (3)	9	10	15
Reconciliation adjustments (4)	(21)	(502)	(646)
Total	5,321	8,915	12,828

(1)	Includes base rent, percentage rent, admission rights, fees, parking, commissions, revenue from non-traditional advertising and others. Does not include Patio Olmos.

(2)	Through our joint venture Nuevo Puerto Santa Fé S.A.

(3)	We own the historic building where the Patio Olmos shopping mall is located in the province of Cordoba. The property is managed by a third party.

(4)	Includes indirect incomes and eliminations between segments. In 2019, revenue from Buenos Aires Design are included. End of concession December 5, 2018.

The following table sets forth our revenue from cumulative leases by revenue category for the fiscal years presented:

	For the fiscal year ended June 30,
	2021	2020	2019
	(in millions of ARS)
Base rent	2,461	4,699	7,180
Percentage rent	1,443	2,209	2,672
Total rent	3,904	6,908	9,852
Non-traditional advertising	110	277	334
Revenue from admission rights	788	1,356	1,578
Fees	135	157	177
Parking	37	445	711
Commissions	180	233	482
Other	179	31	325
Subtotal (1)	5,333	9,407	13,459
Patio Olmos	9	10	15
Adjustments and eliminations (2)	(21)	(502)	(646)
Total	5,321	8,915	12,828
(1)	Does not include Patio Olmos.
(2)	Includes indirect incomes and eliminations between segments. In 2019, revenue from Buenos Aires Design are included. End of concession December 5, 2018.

Tenant retail sales

For the 2021 fiscal year, our shopping mall tenants’ sales reached ARS 75,795 million, a decrease of 27.8% in real terms compared to the previous fiscal year (+8.3% in nominal terms).

Tenant sales at the shopping malls located in the City of Buenos Aires and Greater Buenos Aires recorded year-on-year decreases of 39.5% in real terms (+4.7% in nominal terms), up from ARS 71,799 million to ARS 43,309 million during fiscal year 2021, whereas shopping malls in the interior of Argentina decreased approximately 2.5% in real terms (+44.4% in nominal terms) in comparison with the previous fiscal year, from ARS 33,244 million to ARS 32,386 million during fiscal year 2021.

The following table sets forth the total retail sales of our shopping mall tenants for the fiscal years indicated:

	For the fiscal years ended June 30, (1)
	2021	2020	2019
	(in millions of ARS)

Alto Palermo	7,299	12,822	17,401
Abasto Shopping	6,354	13,039	18,455
Alto Avellaneda	5,288	11,521	16,551
Alcorta Shopping	5,546	7,645	9,816
Patio Bullrich	3,571	5,200	6,448
Buenos Aires Design (2)	-	-	844
Dot Baires Shopping	4,866	10,242	14,143
Soleil Premium Outlet	4,272	5,321	7,594
Distrito Arcos	6,213	6,009	6,986
Alto Noa Shopping	5,208	5,191	6,266
Alto Rosario Shopping	11,092	10,853	13,948
Mendoza Plaza Shopping	9,002	8,470	11,118
Córdoba Shopping Villa Cabrera	3,694	3,343	4,550
La Ribera Shopping (3)	1,368	2,215	3,255
Alto Comahue	2,022	3,172	4,470
Total	75,795	105,043	141,845

(1)

Retail sales based upon information provided to us by retailers and prior owners. The amounts shown reflect 100% of the retail sales of each shopping mall, although in certain cases we own less than 100% of such shopping malls. Includes sales from stands and excludes spaces used for special exhibitions.

(2)	End of concession term was December 5, 2018
(3)	Owned by Nuevo Puerto Santa Fé S.A., in which we are a joint venture partner.

Total sales by type of business

The following table sets forth the retail sales of our shopping mall tenants by type of business for the fiscal years indicated:

	For the fiscal years ended June 30, (1)
	2021	2020	2019
	(in millions of ARS)
Department Store	1,839	5,594	7,677
Clothes and footwear	43,424	57,474	78,818
Entertainment	562	3,226	4,755
Home and decoration	2,273	2,146	3,150
Home Appliances	5,773	11,832	15,887
Restaurants	12,100	14,975	17,781
Miscellaneous	1,277	1,255	1,693
Services	8,547	8,541	12,084
Total	75,795	105,043	141,845

(1) Includes sales from stands and excludes spaces used for special exhibitions.

Occupancy rate

The following table sets forth the occupancy rate of our shopping malls expressed as a percentage of gross leasable area of each shopping mall for the fiscal years indicated:

	As of June 30,
	2021	2020	2019

Alto Palermo	98.4	91.9	99.1
Abasto Shopping	99.7	94.9	98.7
Alto Avellaneda	64.8	97.4	98.6
Alcorta Shopping	90.6	97.3	97.9
Patio Bullrich	87.8	91.4	93.5
Dot Baires Shopping	80.7	74.6	74.5
Soleil Premium Outlet	90.3	97.1	99.0
Distrito Arcos	100.0	93.8	99.4
Alto Noa Shopping	98.1	99.0	99.5
Alto Rosario Shopping	95.4	97.2	99.6
Mendoza Plaza Shopping	97.3	97.8	97.3
Córdoba Shopping Villa Cabrera	91.4	95.4	99.3
La Ribera Shopping	96.2	99.0	94.6
Alto Comahue	92.4	96.2	96.2
Total	89.9	93.2	94.7

Rental price

The following table shows the annual average rental price per square meter of our shopping malls for the fiscal years indicated:

	For the fiscal years ended June 30, (1)
	2021	2020	2019
	(in ARS)
Alto Palermo	26,459	53,374	77,593
Abasto Shopping	10,357	24,293	37,828
Alto Avellaneda	7,213	17,390	29,044
Alcorta Shopping	23,278	34,192	45,934
Patio Bullrich	12,884	26,815	35,199
Dot Baires Shopping	4,642	13,482	19,990
Soleil Premium Outlet	13,020	19,078	29,686
Distrito Arcos	25,583	37,636	54,595
Alto Noa Shopping	10,641	12,231	16,328
Alto Rosario Shopping	17,627	18,054	24,675
Mendoza Plaza Shopping	7,520	8,306	11,840
Córdoba Shopping Villa Cabrera	12,857	13,605	19,631
La Ribera Shopping	2,184	6,794	10,235
Alto Comahue	5,113	46,012	44,410

(1) Corresponds to consolidated annual accumulated rental prices according to the IFRS divided by gross leasable square meters. Does not include revenue from Patio Olmos. Fiscal year 2020 reflects the impact of closures of operations due to COVID-19. For more information, see “Item 5.A. Operating Results - The Ongoing COVID-19 Pandemic.

Lease expirations (1)(2)

The following table sets forth the schedule of estimated lease expirations for our shopping malls for leases in effect as of June 30, 2021, assuming that none of our tenants exercises its option to renew or terminate its lease prior to expiration:

	As of June 30, 2021
Agreements’ Expiration	Number of agreements (1)	Square meters to expire	Due to expire (%)	Total lease payments (in millions of ARS) (3)	Agreements (%)
Vacant Stores	116	33,682	10.1	-	-
Expired in-force	441	80,503	24.0	923	29.2
As of June 30, 2022	387	49,952	14.9	863	27.3
As of June 30, 2023	262	43,834	13.1	582	18.4
As of June 30, 2024	202	32,465	9.7	327	10.4
As of June 30, 2025 and subsequent years	139	94,390	28.2	464	14.7
Total (4)	1,431	301,144	100	3,159	100

(1) Includes vacant stores as of June 30, 2021. A lease may be associated with one or more stores.

(2) Does not reflect our ownership interest in each property.

(3) The amount expresses the annual base rent as of June 30, 2021 of agreements due to expire.

(4) Does not include unoccupied stores.

Five largest tenants of the portfolio

The five largest tenants in our portfolio (in terms of sales) account for approximately 15.5% of our gross leasable area as of June 30, 2021 and represent approximately 17.2% of the annual basic rent for the fiscal year ending on that date.

The following table describes our portfolio’s five largest tenants:

Tenant	Type of Business	Sales	Gross Leasable Area	Gross Leasable Area
		(%)	(sqm)	(%)
Zara	Clothes and footwear	7.2	10,771	3.2
Nike	Clothes and footwear	5.9	7,610	2.3
Fravega	Home appliances	4.6	3,524	1.1
Falabella (1)	Department store	2.3	28,892	8.6
Claro	Miscellaneous	1.9	1,079	0.3
Total		21.9	51,876	15.5

(1) As at the date of presentation of this financial statements, Falabella is not operating in any shopping mall.

New leases and renewals

The following table shows certain information about our leases agreement as of June 30, 2021:

	Number of	Annual base rent	Annual admission rights	Average annual base rent per sqm (ARS)		Number of	Non‑renewed agreements (1) annual base rent amount
Type of business	agreements renewed	(in millions of ARS)	(in millions of ARS)	New and renewed	Former agreements	non‑renewed agreements (1)	(in millions of ARS)
Clothing and footwear	275	550	48	15,260	12,630	514	1,193
Miscellaneous (2)	90	177	36	10,426	6,327	145	359
Restaurant	49	77	1	11,015	10,714	157	312
Services	28	61	2	9,673	5,551	31	28
Home appliances	25	107	7	13,564	9,322	24	45
Home and decoration	23	43	3	6,138	5,104	34	64
Supermarket	2	20	-	1,862	1,262	-	-
Entertainment	1	8	-	3,664	1,012	33	114
Total	493	1,043	97	8,950	6,490	938	2,115

(1) Includes vacant stores as of June 30, 2021. Gross leasable area with respect to such vacant stores is included under the type of business of the last tenant to occupy such stores.

(2) Miscellaneous includes anchor store.

Principal Terms of our Leases

Under the Civil and Commercial Code of Argentina, the term of the locations cannot exceed twenty years for the residential destination and fifty years for the other destinations. In general, our lease agreements have three to ten-year terms.

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

Rent amount specified in our leases generally is the higher of (i) a monthly Base Rent and (ii) a specified percentage of the tenant’s monthly gross sales in the store, which generally ranges between 3% and 12% of tenant’s gross sales. Additionally, under the rent adjustment clause included in most of our rental contracts, the tenant’s basic rent is generally updated quarterly and cumulatively by the CPI index. These terms and conditions have not been applied during a period when the shopping malls remained closed due to the Social, Preventive and Mandatory Isolation decreed by the government of Argentina as a result of the novel COVID-19 virus since we decided to defer the billing and collection of the Base Rent until September 30, 2020, with some exceptions and we also suspended collection of the collective promotion fund during the same period, prioritizing the long-term relationship with our tenants.

In addition to rent, we charge most of our tenants an admission fee that is payable upon execution of the lease agreement and upon its renewal. The admission fee is normally paid as a lump-sum payment or in monthly installments. Tenants who pay this fee in installments are liable for paying the outstanding balance if the agreement is terminated before the due date. In case of unilateral termination and/or termination due to a breach of obligations by the tenants, our consent is required for the reimbursement of the admission fee.

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

Each tenant leases its rental unit as a shell without any fixtures and is responsible for the interior design of its rental unit. Any modifications and additions to the rental units must be pre-approved by us. We have the option to charge the tenant for all costs incurred in remodeling the rental units and for removing any additions made to the rental unit when the lease expires. Furthermore, tenants are responsible for obtaining adequate insurance for their rental units, which must cover, among other things, damage caused by fire, glass breakage, theft, flood, civil liability and workers’ compensation

Control Systems

We have computer systems equipped to monitor tenants’ sales (including some stands) in all of our shopping malls. We also conduct regular audits of our tenants’ accounting sales records in all of our shopping malls. Almost every store in our shopping malls has a point of sale that is linked to our main server. We use the information generated from the computer monitoring system to prepare statistical data regarding, among other things, total sales, average sales and peak sale hours for marketing purposes and as a reference for the internal audit. Most of our shopping mall lease agreements require the tenant to have its point of sale system linked to our server. During this fiscal year, we started the renovation of our payment terminals with contactless technology (Clover).

Detailed information regarding our shopping malls

Set forth below is certain information regarding our shopping mall portfolio, including certain key lease provisions.

Alto Palermo, City of Buenos Aires

Alto Palermo is a 132-store shopping mall that opened in 1990 in Palermo, a well-known middle class and densely populated neighborhood in the City of Buenos Aires. Alto Palermo is located at the intersection of Santa Fe and Coronel Díaz avenues, only a few minutes from downtown Buenos Aires with nearby access from the Bulnes subway station. Alto Palermo has a total constructed area of 65,029 square meters (including parking) that consists of 18,655 square meters of gross leasable area spread out over six levels and has a 642-car pay parking space of approximately 30,000 square meters. Alto Palermo’s targeted clientele consists of middle-income individuals between the ages of 28 and 45. Alto Palermo is currently under expansion.

During the fiscal year ended on June 30, 2021, the public that visited the Alto Palermo shopping mall generated real retail sales totaling approximately ARS 7,299 million, 43.1% below the turnover in real terms the same period of fiscal year 2020. Sales per square meter reached ARS 364,130. Total rental income decreased from ARS 995 million in real terms for fiscal year ended June 30, 2020 to ARS 530 million for fiscal year ended June 30, 2021, which represents annual revenue per gross leasable square meter of ARS 53,374 in fiscal year 2020 and ARS 26,459 in fiscal year 2021.

As of June 30, 2021, Alto Palermo’s occupancy rate was 98.4%.

We continue working on the expansion of Alto Palermo shopping mall, the shopping mall with the highest sales per square meter in our portfolio, that will add a gross leasable area of approximately 3,900 square meters and will consist in moving the food court to a third level by using the area of an adjacent building acquired in 2015. Work progress as of June 30, 2021, was 88% and construction works are expected to be finished by October 2021, for more information see “-Projects under Development-Alto Palermo Expansion”.

Alto Palermo’s tenant mix

The following table sets forth the tenant mix by type of business at Alto Palermo as of June 30, 2021:

Type of business (1)	Tenant Sales (in millions of ARS)	Tenant Sales (%)	GLA (sqm)	GLA (% of total)
Clothes and footwear	4,728	64.8	12,963	64.7
Home	115	1.6	173	0.9
Restaurant	485	6.6	2,911	14.5
Miscellaneous	1,288	17.6	1,551	7.7
Services	203	2.8	1,730	8.6
Home appliances	480	6.6	717	3.6
Total	7,299	100.0	20,045	100.0

(1) Includes vacant stores as of June 30, 2021. Gross leasable area with respect to such vacant stores is included under the type of business of the last tenant to occupy such stores.

Alto Palermo’s revenue

The following table sets forth selected information relating to the revenue sources at Alto Palermo for the fiscal years indicated:

	For the fiscal year ended June 30,
	2021	2020	2019
	(in millions of ARS)
Base rent	383	730	1,167
Percentage rent (1)	148	265	279
Total rent	530	995	1,446
Non-traditional advertising	27	65	88
Revenue from admission rights (2)	166	269	348
Fees	21	23	26
Parking	7	74	130
Commissions	38	68	77
Other	1	3	0
Total (3)	790	1,497	2,115

(1) Contingent rent is revenue based on a specific percentage of gross sales of our tenants.

(2) Admission rights are the fees required from tenants for entering into a lease or a lease renewal.

(3) Consolidated rents. Revenue relating to the collective promotion fund are not included.

Abasto Shopping, City of Buenos Aires

Abasto is a 162-store shopping mall located in downtown Buenos Aires with direct access from the Carlos Gardel subway station, six blocks from the Once railway terminal and near the highway to Ezeiza International Airport. Abasto opened on November 10, 1998. The main building is a landmark building that, between 1889 and 1984 was the primary fresh produce market for the City of Buenos Aires. Our Company converted the property into a 114,312 sqm shopping mall (including parking and common areas) with 36,796 square meters of gross leasable area (40,500 square meters if we consider Museo de los Niños). Abasto is the fourth largest shopping mall in Argentina in terms of gross leasable area.

Abasto has a 29-restaurant food court, a 12-screen movie theatre complex with seating capacity of approximately 2,900 people, covering a surface area of 8,021 sqm, entertainment area and Museo de los Niños with a surface area of 3,732 sqm (the latter is not included within the gross leasable area). The shopping mall is distributed over five stories and includes a parking space for 1,180 vehicles with a surface area of approximately 39,690 sqm.

Abasto’s target clientele consists of middle-income individuals between the ages of 25 and 45 which we believe represent a significant portion of the population in this area of the City of Buenos Aires.

During the fiscal year ended June 30, 2021, the public visiting the Abasto shopping mall generated real retail sales that totaled approximately ARS 6,354 million, representing sales per square meter of approximately ARS 172,681, 51.3% lower than sales in real terms recorded in fiscal year 2020. Total rental income decreased from ARS 893 million in real terms for the fiscal year ended June 30, 2020 to ARS 381 million for fiscal year ended June 30, 2021, which represents annual income per gross leasable square meter of ARS 24,293 in fiscal year 2020 and ARS 10,357 in fiscal year 2021.

As of June 30, 2021, Abasto Shopping’s occupancy rate was 99.7%.

Abasto Shopping’s tenant mix

The following table sets forth the mix of tenants by type of business at Abasto Shopping as of June 30, 2021:

Type of business (1)	Tenant Sales (in millions of ARS)	Tenant Sales (%)	GLA (sqm)	GLA (% of total)
Clothes and footwear	3,451	54.3	14,367	39.0
Entertainment	94	1.5	12,264	33.3
Home	125	2.0	807	2.2
Restaurant	835	13.1	3,294	9.0
Miscellaneous	823	13.0	3,029	8.2
Services	39	0.6	365	1.0
Home appliances	987	15.5	2,670	7.3
Total	6,354	100.0	36,796	100.0

(1) Includes vacant stores as of June 30, 2021. Gross leasable area with respect to such vacant stores is included under the type of business of the last tenant to occupy such stores.

Abasto Shopping’s revenue

The following table sets forth selected information relating to the revenue of Abasto Shopping during the fiscal years indicated:

	For the fiscal year ended June 30,
	2021	2020	2019
	(in millions of ARS)
Base rent	286	658	1,056
Percentage rent (1)	95	235	336
Total rent	381	893	1,392
Non-traditional advertising	14	43	44
Revenue from admission rights (2)	111	198	279
Fees	23	25	28
Parking	5	92	159
Commissions	18	29	63
Other	15	3	6
Total (3)	567	1,283	1,971

(1) Contingent rent is the revenue based on a specific percentage of gross sales of our tenants.

(2) Admission rights are the fees required from tenants for entering into a lease or a lease renewal.

(3) Consolidated rents. Revenue relating to the collective promotion fund are not included.

Alto Avellaneda, Greater Buenos Aires Area

Alto Avellaneda is a 126-store suburban shopping mall that opened in October 1995 and is located in the City of Avellaneda, which is on the southern border of the City of Buenos Aires. This shopping mall is next to a railway terminal and is close to downtown Buenos Aires. Alto Avellaneda has a total constructed area of 108,598 square meters (including parking) which consists of 39,838 square meters of GLA. The shopping mall has a multiplex cinema with six screens, the first superstore in Argentina, an entertainment center, and a food court with 21 restaurants. Walmart (not included in gross leasable area) purchased the space it occupies, but it pays for its pro rata share of the common expenses of Alto Avellaneda’s parking space. The shopping mall has a 2,400-car free parking spaces consisting of 53,203 square meters. Alto Avellaneda Shopping’s targeted clientele consists of middle-income individuals between the ages of 25 and 40.

During the fiscal year ended June 30, 2021, the public that visited the Alto Avellaneda shopping mall generated real retail sales of approximately ARS 5,288 million, which represents a year-on-year decrease of 54.1% in real terms. Sales per square meter was ARS 132,737. Total rental income decreased from ARS 667 million in real terms for fiscal year ended June 30, 2020 to ARS 287 million for fiscal year ended June 30, 2021, which represents annual income per gross leasable square meter of ARS 17,390 in fiscal year 2020 and ARS 7,213 in fiscal year 2021.

As of June 30, 2021, Alto Avellaneda’s occupancy rate was 64.8%.

Alto Avellaneda’s tenant mix

The following table sets forth the mix of tenants by type of business at Alto Avellaneda as of June 30, 2021:

Type of business (1)	Tenant Sales (In millions of ARS)	Tenant Sales (%)	GLA (sqm)	GLA (% of total
Clothes and footwear	2,708	51.2	13,297	33.4
Department store	-	-	10,946	27.5
Entertainment	18	0.3	7,354	18.5
Home	180	3.4	578	1.5
Restaurant	474	9.0	2,241	5.6
Miscellaneous	626	11.8	2,614	6.6
Services	20	0.4	426	1.1
Home appliances	1,262	23.9	2,382	6.0
Total	5,288	100	39,838	100

(1) Includes vacant stores as of June 30, 2021. Gross leasable area with respect to such vacant stores is included under the type of business of the last tenant to occupy such stores.

Alto Avellaneda’s revenue

The following table sets forth selected information relating to revenue for Alto Avellaneda for the fiscal years indicated:

	For the fiscal years ended June 30,
	2021	2020	2019
	(in millions of ARS)

Base rent	197	439	853
Percentage rent (1)	90	228	249
Total rent	287	667	1,102
Non-traditional advertising	5	20	22
Revenue from admission rights (2)	103	175	184
Fees	18	21	24
Commissions	19	17	78
Other	28	2	6
Total (3)	461	902	1,416

(1) Contingent rent is based on a specific percentage of gross sales of our tenants.

(2) Admission rights are the fees payable by our tenants for entering into a lease agreement or a lease agreement renewal.

(3) Consolidated rents. Revenue relating to the collective promotion fund are not included.

Alcorta Shopping, City of Buenos Aires

Alcorta Shopping is a 112-store shopping mall which opened in 1992, located in the residential area of Palermo Chico, one of the most exclusive areas in the City of Buenos Aires, and a short drive from downtown Buenos Aires. Alcorta Shopping has a total constructed area of approximately 87,554 square meters (including parking) that consists of 15,812 square meters of GLA. Alcorta Shopping has a cinema with two screens, a food court with ten restaurants, two exclusive restaurants, a Carrefour hypermarket on the ground floor and a Santander bank. The shopping mall is spread out over three levels and has a free for two hours parking spaces for 1,137 cars and an additional parking space in front of the main building with space for 435 vehicles. Alcorta Shopping’s targeted clientele consists of high-income individuals between the ages of 25 and 40.

Over the past years, Alcorta Shopping has become a symbol of fashion and avant-garde style in Argentina. It is the place of choice for emerging designers for promoting and selling their new brands.

During the fiscal year ended June 30, 2021, the public that visited the Alcorta shopping mall generated real retail sales that totaled approximately ARS 5,546 million, which represents fiscal year sales of approximately ARS 350,768 per square meter and a year-on-year decrease of 27.5% in real terms. Total rental income decreased from approximately ARS 538 million in real terms for fiscal year ended June 30, 2020 to ARS 368 million for fiscal year ended June 30, 2021, which represents annual income per gross leasable square meter of ARS 34,192 in fiscal year 2020 and ARS 23,278 in fiscal year 2021.

As of June 30, 2021, Alcorta Shopping’s occupancy rate was 90.6%.

Alcorta Shopping’s tenant mix

The following table sets forth the mix of tenants by type of business at Alcorta Shopping as of June 30, 2021:

Type of business (1)	Tenant Sales (In millions of ARS)	Tenant Sales (%)	GLA (sqm)	GLA (% of total)

Clothing and footwear	3,761	67.9	8,006	50.6
Entertainment	12	0.2	1,435	9.1
Home	378	6.8	1,236	7.8
Restaurants	169	3.0	1,135	7.2
Miscellaneous	794	14.3	1,516	9.6
Services	170	3.1	2,405	15.2
Home appliances	262	4.7	79	0.5
Total	5,546	100.0	15,812	100

(1) Includes vacant stores as of June 30, 2021. Gross leasable area with respect to such vacant stores is included under the type of business of the last tenant to occupy such stores.

Alcorta Shopping’s revenue

The following table sets forth selected information relating to the revenue of Alcorta Shopping during the following fiscal years:

	For the fiscal years ended June 30,
	2021	2020	2019
	(in millions of ARS)

Base rent	221	356	554
Percentage rent (1)	148	182	168
Total rent	368	538	722
Non-traditional advertising	8	33	38
Revenue from admission rights (2)	73	142	163
Fees	11	8	8
Parking	7	54	78
Commissions	15	23	29
Other	1	2	1
Total (3)	483	799	1,040

(1) Contingent rent is based on a specific percentage of gross sales of our tenants.

(2) Admission rights are the fees payable by our tenants for entering into a lease or a lease renewal.

(3) Consolidated rents. Revenue relating to the collective promotion fund are not included.

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

Patio Bullrich has a total constructed area of 28,984 square meters (including parking) that consist of 11,396 square meters of GLA and common areas covering 12,472 square meters. The shopping mall is spread out over four levels and has a pay parking spaces for 206 cars in an area consisting of approximately 4,600 square meters. The shopping mall has a four-screen multiplex cinema with 1,381 seats and soon a fifth luxury screen will be incorporated. In addition, it has the first Food Hall in Argentina that offers French and Italian gastronomy, patisserie, seafood and grill cuisine, and a “gourmet” market with specially selected premium brand products. From the point of view of its tenant mix, it concentrates the most important international and national luxury brands such as LV, Salvatore Ferragamo, Hugo Boss, Bally, Omega, Etiqueta Negra, Jazmin Chebar, Calandra, among others.

During the fiscal year ended June 30, 2021, the public visiting the Patio Bullrich shopping mall generated real retail sales that totaled approximately ARS 3,571 million, which represents annual sales of approximately ARS 313,355 per square meter and a year-on-year decrease of 31.3% in real terms. Total rental income decreased from ARS 306 million in real terms for fiscal year ended June 30, 2020 to ARS 147 million for fiscal year ended June 30, 2021, which represents monthly revenue per gross leasable square meter of ARS 26,815 in fiscal year 2020 and ARS 12,884 in fiscal year 2021.

As of June 30, 2021, Patio Bullrich’s occupancy rate was 87.8%.

Patio Bullrich’s tenant mix

The following table sets forth the tenant mix by type of business at Patio Bullrich as of June 30, 2021:

Type of business (1)	Tenant Sales (in millions of ARS)	Tenant Sales (%)	GLA (sqm)	GLA (% of total)
Clothes and footwear	2,553	71.6	5,645	49.5
Entertainment	1	0.0	1,510	13.3
Home	41	1.1	90	0.8
Restaurant	43	1.2	1,556	13.7
Miscellaneous	867	24.3	1,669	14.6
Services	66	1.8	876	7.7
Home appliances	0	0.0	50	0.4
Total	3,571	100.0	11,396	100.0

(1) Includes vacant stores as of June 30, 2021. Gross leasable area with respect to such vacant stores is included under the type of business of the last tenant to occupy such stores.

Patio Bullrich’s revenue

The following table sets forth selected information relating to the revenue of Patio Bullrich during the fiscal years indicated:

	For the fiscal year ended June 30,
	2021	2020	2019
	(in millions of ARS)

Base rent	83	194	287
Percentage rent (1)	64	112	114
Total rent	147	306	401
Non-traditional advertising	5	14	16
Revenue from admission rights (2)	36	72	76
Fees	9	18	20
Parking	6	42	74
Commissions	9	10	19
Other	1	1	(2)
Total (3)	211	462	606

(1) Contingent rent is based on a specific percentage of gross sales of our tenants

(2) Admission rights are the fees payable by our tenants for entering into a lease or a lease renewal.

(3) Consolidated rents. Revenue relating to the collective promotion fund are not included.

Dot Baires Shopping, City of Buenos Aires

Dot Baires Shopping is a shopping mall that opened in May 2009. It has 4 floors and 3 underground levels, a covered surface area of 173,000 square meters, of which 47,493 sqm constitute Gross Leasable Area, comprising 164 retail stores, a 10-screen multiplex cinema and parking space for 2,042 vehicles in a surface of approximately 75,000 square meters.

Dot Baires Shopping is located at the spot where Avenida General Paz meets the Panamerican Highway in the neighborhood of Saavedra, City of Buenos Aires, and is the largest shopping mall in the city in terms of square meters. As of June 30, 2021, our equity interest in Panamerican Mall S.A. was 80%.

During the fiscal year ended June 30, 2021, the public visiting the Dot Baires shopping mall generated real retail sales that totaled approximately ARS 4,866 million, which represents a year-on-year decrease of 52.5% in real terms and annual sales of approximately ARS 102,455 per square meter. Total rental income decreased from ARS 658 million in real terms in the fiscal year ended June 30, 2020 to ARS 220 million in the fiscal year ended June 30, 2021, which represents annual income per gross leasable square meter of ARS 13,482 in fiscal year 2020 and ARS 4,642 in fiscal year 2021.

As of June 30, 2021, Dot Baires Shopping’s occupancy rate was 80.7%.

Dot Baires Shopping’s tenant mix

The following table sets forth the tenant mix in terms of types of business in Dot Baires Shopping as of June 30, 2021:

Type of business (1)	Tenant Sales (in millions of ARS)	Tenant Sales (%)	GLA (sqm)	GLA (% of total)
Clothes and footwear	2,599	53.4	24,010	50.6
Department store	-	-	2,254	4.7
Entertainment	37	0.8	8,519	17.9
Home	131	2.7	3,222	6.8
Restaurant	531	10.9	2,446	5.2
Miscellaneous	665	13.7	3,129	6.6
Services	94	1.9	2,093	4.4
Home appliances	809	16.6	1,820	3.8
Total	4,866	100.0	47,493	100.0

(1) Gross leasable area with respect to such vacant stores is included under the type of business of the last tenant to occupy such stores Includes vacant stores as of June 30, 2021.

Dot Baires Shopping’s revenue

The following table sets forth selected information relating to the revenue of Dot Baires Shopping for the fiscal years indicated:

	For the fiscal years ended June 30,
	2021	2020	2019
	(in millions of ARS)

Base rent	157	461	708
Percentage rent (1)	63	197	268
Total rent	220	658	976
Non-traditional advertising	9	31	41
Revenue from admission rights (2)	69	118	142
Fees	16	15	17
Parking	3	139	202
Commissions	19	16	56
Other	108	4	235
Total (3)	445	981	1,669

(1) Contingent rent is based on a specific percentage of gross sales of our tenants.

(2) Admission rights are the fees payable by our tenants for entering into a lease or a lease renewal.

(3) Consolidated rents. Revenue relating to the collective promotion fund are not included.

Soleil Premium Outlet, greater Buenos Aires, province of Buenos Aires

Soleil Premium Outlet is located in San Isidro, Province of Buenos Aires. It opened in Argentina in 1986, but in 2010 it began a process of change becoming the first Premium Outlet in the country. It has a surface area of 47,525 square meters, 15,158 square meters of which are GLA. It comprises 78 stores and 2,335 parking spaces.

During the fiscal year ended June 30, 2021, the public visiting the shopping mall generated real retail sales that totaled approximately ARS 4,272 million, which represents annual average sales of approximately ARS 281,831 per square meter and a year-on-year turnover decrease of 19.7% in real terms. Total rental income decreased from ARS 289 million in real terms for the fiscal year ended June 30, 2020 to ARS 197 million for the fiscal year ended June 30, 2021, representing annual income per gross leasable square meter of ARS 19,078 in fiscal year 2020 and ARS 13,020 in fiscal year 2021.

As of June 30, 2021, Soleil Premium Outlet’s occupancy rate was 90.3%.

Soleil Premium Outlet’s tenant mix

The following table sets forth the tenant mix in terms of types of business in Soleil Premium Outlet as of June 30, 2021:

Type of business (1)	Tenant Sales (in millions of ARS)	Tenant Sales (%)	GLA (sqm)	GLA (% of total)
Clothes and footwear	3,793	88.8	10,522	69.4
Entertainment	18	0.4	3,262	21.5
Home	14	0.3	-	-
Restaurant	244	5.7	745	4.9
Miscellaneous	190	4.4	395	2.6
Services	13	0.3	234	1.5
Total	4,272	100.0	15,158	100.0

(1) Gross leasable area with respect to such vacant stores is included under the type of business of the last tenant to occupy such stores. Includes vacant stores as of June 30, 2021.

Soleil Premium Outlet’s revenue

The following table sets forth selected information relating to the revenue of Soleil Premium Outlet during the following periods:

	For the fiscal years ended June 30,
	2021	2020	2019
	(in millions of ARS)
Base rent	139	179	290
Percentage rent (1)	59	110	160
Total rent	197	289	450
Non-traditional advertising	3	10	6
Revenue from admission rights (2)	39	52	66
Fees	6	5	5
Commissions	2	15	22
Other	1	1	2
Total (3)	248	372	551

(1) Contingent rent is based on a specific percentage of gross sales of our tenants.

(2) Admission rights are the fees payable by our tenants for entering into a lease or a lease renewal.

(3) Consolidated rents. Revenue relating to the collective promotion fund are not included.

Distrito Arcos, City of Buenos Aires

We opened Distrito Arcos on December 18, 2014. Distrito Arcos is a premium outlet located in the neighborhood of Palermo, City of Buenos Aires. It has 14,335 square meters of GLA and it consists of 65 stores, 427 parking spaces and 36 selling stands.

During the 2019 fiscal year, Arcos District obtained the definitive enable of the Shopping Mall. This allowed adapting the spaces of the selling stands improving their location and size as well as the income of this business unit. The shopping mall was consolidated in its outlet concept, showing variables of the growing business and above inflation in stores, selling stands, Apsa Media and parking. We worked strongly on spending efficiency by implementing LEAN, a system of standard cleaning.

During the fiscal year ended June 30, 2021, the public visiting the shopping mall generated real retail sales of approximately ARS 6,213 million, which represents a year-on-year increase of 3.4% in real terms and sales per square were approximately ARS 433,414. Total rental income decreased from ARS 539 million in real terms fiscal year ended June 30, 2020 to ARS 367 million in fiscal year ended June 30, 2021, representing annual income per gross leasable square meter of ARS 37,636 in fiscal year 2020 and ARS 25,583 in fiscal year 2021.

As of June 30, 2021, Distrito Arcos’ occupancy rate was 100%.

Distrito Arcos’ tenant mix

The following table sets forth the mix of tenants by type of business at Distrito Arcos as of June 30, 2021:

Type of business (1)	Tenant Sales (in millions of ARS)	Tenant Sales (%)	GLA (sqm)	GLA (% of total)
Clothes and footwear	5,241	84.4	10,692	74.6
Restaurant	353	5.7	728	5.1
Miscellaneous	393	6.3	1,729	12.1
Services	226	3.6	1,186	8.2
Total	6,213	100.0	14,335	100.0

(1) Includes vacant stores as of June 30, 2021.

Distrito Arcos’ revenue

The following table sets forth selected information relating to the revenue from Distrito Arcos during the following periods:

	For the fiscal year ended June 30,
	2021	2020	2019
	(in millions of ARS)
Base rent	197	355	596
Percentage rent (1)	170	185	187
Total rent	367	540	783
Non-traditional advertising	10	8	18
Revenue from admission rights (2)	6	91	53
Fees	4	3	4
Parking	9	43	67
Commissions	18	3	23
Other	1	2	2
Total (3)	415	690	949

(1) Contingent rent is the revenue based on a specific percentage of gross sales of our tenants.

(2) Admission rights are the fees required from tenants for entering into a lease or a lease renewal.

(3) Consolidated rents. Revenue relating to the collective promotion fund are not included.

Alto NOA, City of Salta, Province of Salta

Alto Noa is an 84-store shopping mall that opened in 1994. Alto Noa is located in the City of Salta, the capital of the Province of Salta, in the northwest region of Argentina. The province of Salta has a population of approximately 1.3 million inhabitants with approximately 0.8 million inhabitants in the City of Salta. The shopping mall has a total constructed area of approximately 31,046 square meters (including parking) which consists of 19,314 square meters of GLA. Alto Noa has a food court with 12 restaurants, a large entertainment center, a supermarket and a multiplex cinema with eight screens. The shopping mall occupies one floor and has a free parking spaces for 520 cars. Alto Noa’s targeted clientele consists of middle-income individuals between the ages of 28 and 40.

During the fiscal year ended June 30, 2021, the public visiting the shopping mall generated real retail sales that totaled approximately ARS 5,208 million, which represents fiscal period sales of approximately ARS 269,648 per square meter and a year-on-year increase of 0.01% in real terms. Total rental income decreased from ARS 236 million in real terms in fiscal year ended June 30, 2020 to ARS 206 million in fiscal year ended June 30, 2021, which represents annual income per gross leasable square meter of ARS 12,231 in fiscal year 2020 and ARS 10,641 in fiscal year 2021.

As of June 30, 2021, Alto Noa’s occupancy rate was 98.1%.

Alto NOA’s tenant mix

The following table sets forth the mix of tenants by type of business at Alto NOA as of June 30, 2021:

Type of business (1)	Tenant Sales (in millions of ARS)	Tenant Sales (%)	GLA (sqm)	GLA (% of total)
Clothes and footwear	1,513	29.1	4,491	23.3
Entertainment	182	3.5	6,507	33.7
Home	98	1.9	270	1.4
Restaurant	426	8.2	1,217	6.3
Miscellaneous	188	3.6	302	1.6
Services	2,102	40.4	5,780	29.9
Home appliances	699	13.3	747	3.8
Total	5,208	100.0	19,314	100.0

(1) Includes vacant stores as of June 30, 2021. Gross leasable area with respect to such vacant stores is included under the type of business of the last tenant to occupy such stores.

Alto NOA’s revenue

The following table sets forth selected information relating to the revenue of Alto NOA during the fiscal years indicated:

	For the fiscal year ended June 30,
	2021	2020	2019
	(in millions of ARS)
Base rent	127	152	208
Percentage rent (1)	78	85	108
Total rent	206	237	316
Non-traditional advertising	4	6	5
Revenue from admission rights (2)	19	25	29
Fees	3	2	3
Commissions	6	6	18
Other	4	1	2
Total (3	241	277	372

(1) Contingent rent is on a specific percentage of gross sales of our tenants.

(2) Admission rights are the fees payable by our tenants for entering into a lease or a lease renewal.

(3) Consolidated rents. Revenue relating to the collective promotion fund are not included.

Alto Rosario, City of Rosario, Province of Santa Fé

Alto Rosario is a 138-store shopping mall located in the City of Rosario, Province of Santa Fe, the third largest city in Argentina in terms of population. It has a total constructed area of approximately 100,750 square meters which consists of 33,731 square meters of gross leasable area (excluding Museo de los Niños). Alto Rosario has a food court with 20 restaurants, a large entertainment center, a supermarket, and a Showcase cinema with 14 state-of-the-art screens. The shopping mall occupies one floor and has a free parking spaces that can accommodate 1,700 cars. Alto Rosario’s targeted clientele consists of middle-income individuals between the ages of 28 and 40.

During the fiscal year ended June 30, 2021, the public visitors to the shopping mall generated real retail sales of approximately ARS 11,092 million, which represents a year-on-year increase of 2.2% in real terms. Sales per square meter were approximately ARS 328,836. Total rental income decreased from ARS 608 million in real terms in fiscal year ended June 30, 2020 to ARS 595 million in fiscal year ended June 30, 2021, which represents annual income per gross leasable square meter of ARS 18,054 in fiscal year 2020 and ARS 17,627 in fiscal year 2021.

As of June 30, 2021, Alto Rosario’s occupancy rate was 95.4%.

Alto Rosario’s tenant mix

The following table sets forth the tenant mix by type of business at Alto Rosario as of June 30, 2021:

Type of business (1)	Tenant Sales (in millions of ARS)	Tenant Sales (%)	GLA (sqm)	GLA (% of total)
Clothes and footwear	6,391	57.7	15,579	46.3
Entertainment	52	0.5	9,586	28.4
Home	604	5.4	1,192	3.5
Restaurant	844	7.6	2,504	7.4
Miscellaneous	1,243	11.2	2,258	6.7
Services	123	1.1	1,180	3.5
Home appliances	1,835	16.5	1,432	4.2
Total	11,092	100.0	33,731	100.0

(1) Includes vacant stores as of June 30, 2021. Gross leasable area with respect to such vacant stores is included under the type of business of the last tenant to occupy such stores.

Alto Rosario’s revenue

The following table sets forth selected information relating to the revenue of Alto Rosario during the following periods:

	For the fiscal years ended June 30,
	2021	2020	2019
	(in millions of ARS)
Base rent	299	353	525
Percentage rent (1)	296	256	302
Total rent	595	608	827
Non-traditional advertising	9	16	20
Revenue from admission rights (2)	98	124	135
Fees	10	9	10
Commissions	19	21	31
Other	5	2	1
Total (3)	735	781	1,025

(1) Contingent rent is the revenue based on a specific percentage of gross sales of our tenants.

(2) Admission rights are the fees required from tenants for entering into a lease agreement or a lease agreement renewal.

(3) Consolidated rents. Revenue relating to expenses and collective promotion fund are not included.

Mendoza Plaza, City of Mendoza, Province of Mendoza

Mendoza Plaza is a 129-store shopping mall which opened in 1992 and is located in the district of Guaymallén, in the Province of Mendoza. The city of Mendoza has a population of approximately 1.5 million inhabitants, making it the fourth largest City in Argentina. Mendoza Plaza Shopping consists of 43,312 square meters of GLA and has a multiplex cinema covering an area of approximately 3,659 square meters with ten screens, one of them a 4D being the first in the province, a food court with 24 restaurants, 5 restaurants on the street in the new sector called “Shopping District Food”, an entertainment center and a supermarket, which is also a tenant. The shopping mall has two levels and has a free parking spaces for 1,700 cars. Mendoza Plaza’s targeted clientele consists of middle-income individuals between the ages of 28 and 40.

During the fiscal year ended June 30, 2021, the public visiting the shopping mall generated real retail sales that totaled approximately ARS 9,002 million, which represents annual sales for approximately ARS 207,840 per square meter and a year-on-year increase of 6.2% in real terms. Total rental income decreased from ARS 360 million in real terms in fiscal year ended June 30, 2020 to ARS 326 million in fiscal year ended June 30, 2021, which represents annual income per gross leasable square meter of ARS 8,306 in fiscal year 2020 and ARS 7,520 in fiscal year 2021.

As of June 30, 2021, Mendoza Plaza’s occupancy rate was 97.3%.

Mendoza Plaza’s tenant mix

The following table sets forth the mix of tenants by type of business at Mendoza Plaza as of June 30, 2021:

Type of business (1)	Tenant Sales (In millions of ARS)	Tenant Sales (%)	GLA (sqm)	GLA ( of total)
Clothes and footwear	2,417	26.9	10,349	23.8
Department Store	1,839	20.4	9,176	21.2
Entertainment	75	0.8	7,351	17.0
Home	280	3.1	542	1.3
Restaurant	664	7.4	4,276	9.9
Miscellaneous	1,980	22.0	7,551	17.4
Services	61	0.7	1,177	2.7
Home appliances	1,686	18.7	2,890	6.7
Total	9,002	100.0	43,312	100.0

(1) Includes vacant stores as of June 30, 2021. Gross leasable area with respect to such vacant stores is included under the type of business of the last tenant to occupy such stores.

Mendoza Plaza’s revenue

The table sets forth selected information relating to the revenue of Mendoza Plaza during the fiscal years indicated:

	For the fiscal years ended June 30,
	2021	2020	2019
	(in millions of ARS)
Base rent	208	227	314
Percentage rent (1)	118	133	194
Total rent	326	360	508
Non-traditional advertising	8	11	13
Revenue from admission rights (2)	29	40	49
Fees	6	13	15
Commissions	7	13	24
Other	11	7	7
Total (3)	386	443	615

(1) Contingent rent is based on a specific percentage of gross sales of our tenants.

(2) Admission rights are the fees payable by our tenants for entering into a lease agreement or a lease agreement renewal.

(3) Consolidated rents. Revenue relating to expenses and collective promotion fund are not included.

Córdoba Shopping-Villa Cabrera, City of Córdoba

Córdoba Shopping Villa Cabrera is a shopping mall covering 35,000 square meters of surface area, with 15,361 square meters being gross leasable area. Córdoba Shopping has 104 commercial stores, a 12-screen multiplex cinema and parking spaces for 1,500 vehicles, located in Villa Cabrera, City of Córdoba, Province of Córdoba.

During the fiscal year ended June 30, 2021, the public visiting the shopping mall generated real retail sales of approximately ARS 3,694 million, which represents a year-on-year increase of 10.5% in real terms. Sales per square meter were approximately ARS 240,479. Total rental income decreased from ARS 209 million in real terms in fiscal year ended June 30, 2020, to ARS 197 million in fiscal year ended June 30, 2021, which represents annual income per gross leasable square meter of ARS 13,605 in fiscal year 2020 and ARS 12,857 in fiscal year 2021.

As of June 30, 2021, Córdoba Shopping’s occupancy rate was 91.4%.

Córdoba Shopping-Villa Cabrera’s tenant mix

The following table sets forth the tenant mix in terms of types of business in Córdoba Shopping as of June 30, 2021:

Type of business (1)	Tenant Sales (In millions of ARS)	Tenant Sales (%)	GLA (sqm)	GLA ( of total)
Clothing and footwear	2,523	68.4	6,414	41.8
Entertainment	23	0.6	5,842	38.0
Home	126	3.4	335	2.2
Restaurant	225	6.1	740	4.8
Miscellaneous	507	13.7	779	5.1
Services	24	0.6	754	4.9
Home appliances	266	7.2	497	3.2
Total	3,694	100.0	15,361	100.0

(1) Includes vacant stores as of June 30, 2021. Gross leasable area with respect to such vacant stores is included under the type of business of the last tenant to occupy such stores.

Revenue from Córdoba Shopping-Villa Cabrera

The following table sets forth selected information relating to the revenue of Córdoba Shopping during the fiscal years indicated:

	For the fiscal years ended June 30,
	2021	2020	2019
	(in millions of ARS)
Base rent	110	113	181
Percentage rent (1)	88	96	121
Total rent	197	209	302
Non-traditional advertising	5	9	13
Revenue from admission rights (2)	20	30	32
Fees	3	10	11
Commissions	6	6	12
Other	3	2	0
Total (3)	235	266	370

(1) Contingent rent is the revenue based on a specific percentage of gross sales of our tenants.

(2) Admission rights are the fees required from tenants for entering into a lease agreement or a lease agreement renewal.

(3) Consolidated rents. Revenue relating to expenses and collective promotion fund are not included.

La Ribera Shopping, City of Santa Fé, Province of Santa Fé

We hold 50% of Nuevo Puerto Santa Fe S.A.’s (“NPSF”) shares, a corporation that is tenant of a building in which it built and currently operates “La Ribera” shopping mall, which has a surface area of 47,506 square meters, comprising 70 retail stores and seven 2D, 3D and XD-screen multiplex cinema with the latest sound and image technology. It also comprises a 510-square meter cultural center and 24,553 square meters in outdoor areas and free parking space. Its gross leasable area is approximately 10,530 square meters. The shopping mall is strategically located in Dock I of the port of the City of Santa Fe in the Province of Santa Fe, just 3 blocks away from its commercial and banking center, the place with the largest development in terms of real estate in the City of Santa Fe, 27 kilometers away from the City of Paraná and 96 kilometers away from the City of Rafaela, its range of influence represents a potential market of over one million people.

During the fiscal year ended June 30, 2021, the public visiting the shopping mall generated real retail sales of approximately ARS 1,368 million, which represents a year-on-year decrease of 38.2% and sales per square meter were approximately ARS 129,914. Total rental income decreased from ARS 71 million in real terms in fiscal year ended June 30, 2020 to ARS 23 million in fiscal year ended June 30, 2021, representing annual income per gross leasable square meter of ARS 6,793 in fiscal year 2020 and 2,184 in fiscal year 2021.

As of June 30, 2021, La Ribera Shopping’s occupancy rate was 96.2%.

La Ribera Shopping’s tenant mix

The following table sets forth the mix of tenants by type of business at La Ribera Shopping as of June 30, 2021:

Type of business (1)	Tenant Sales (In millions of ARS)	Tenant Sales (%)	GLA (sqm)	GLA (% of total)
Clothes and footwear	662	48.4	3,277	31.1
Entertainment	27	2.0	3,323	31.6
Home	71	5.2	159	1.5
Restaurant	174	12.7	2,227	21.1
Miscellaneous	230	16.8	776	7.4
Services	17	1.2	29	0.3
Home appliances	187	13.7	739	7.0
Total	1,368	100.0	10,530	100.0

(1) Gross leasable area with respect to such vacant stores is included under the type of business of the last tenant to occupy such stores. Includes vacant stores as of June 30, 2021.

La Ribera Shopping’s revenue

The following table sets forth selected information relating to the revenue of La Ribera Shopping during the fiscal years indicated:

	For the fiscal years ended June 30 (4)
	2021	2020	2019
	(in millions of ARS)
Base rent	17	41	57
Percentage rent (1)	6	31	51
Total rent	23	72	108
Non-traditional advertising	1	4	4
Revenue from admission rights (2)	4	5	5
Fees	1	2	2
Commissions	2	5	12
Total (3)	32	88	131

(1) Contingent rent is the revenue based on a specific percentage of gross sales of our tenants.

(2) Admission rights are the fees required from tenants for entering into a lease agreement or a lease agreement renewal.

(3) Consolidated rents. Revenue relating to expenses and collective promotion fund are not included.

(4) It does not reflect our participation on this property.

Alto Comahue, City of Neuquén, Province of Neuquén

Alto Comahue, was inaugurated on March 17, 2015, and is located in the City of Neuquén, in the Patagonian region of Argentina. It has a total surface of 35,000 square meters and 11,705 square meters of GLA, approximately 1,066 roof-covered and open-air parking spaces and a large entertainment and leisure area. Alto Comahue offers 94 retail stores that house the most prestigious brands in Argentina and has a 6-screen multiplex cinema and a theme restaurant. It is a three-story building consisting of a basement where the parking space and a 1,000 square meters Food Hall are located; the ground floor consisting of 5,000 square meters for retail stores, and the first floor consisting of 1,000 square meters for restaurants with unique views of the city, 2,600 square meters of retail stores and 2,100 square meters of cinemas.

The development is a part of a mixed-use complex that further includes a supermarket that is currently in operation and 2 additional parcels of land. One of these parcels is assigned to development of a hotel and the other, which extends over 18,000 sqm -owned by the company-, to a future housing development.

During this fiscal year, visitors to the shopping mall generated real retail sales that totaled approximately ARS 2,022 million, which represent a year-on-year decrease of 36.3% and sales per square meter of approximately ARS 172,746. Total rental income decreased from ARS 538 million in real terms in fiscal year ended June 30, 2020 to ARS 60 million in fiscal year ended June 30, 2021, which represents total revenue for the period per gross leasable area of ARS 46,012 in fiscal year 2020 and ARS 5,113 in fiscal year 2021.

As of June 30, 2021, Alto Comahue’s occupancy rate was 92.4%.

Alto Comahue’s tenant mix

The following table sets forth the mix of tenants by type of business at Alto Comahue as of June 30, 2021:

Type of business (1)	Tenant Sales (In millions of ARS)	Tenant Sales (%)	GLA (sqm)	GLA (% of total)
Clothes and footwear	1,079	53.4	5,576	47.6
Entertainment	21	1.0	2,350	20.1
Home	114	5.6	437	3.7
Restaurant	309	15.3	2,014	17.2
Miscellaneous	394	19.5	787	6.7
Services	32	1.6	124	1.1
Home appliances	73	3.6	417	3.6
Total	2,022	100.0	11,705	100.0

(1) Gross leasable area with respect to such vacant stores is included under the type of business of the last tenant to occupy such stores. Includes vacant stores as of June 30, 2021.

Alto Comahue’s revenue

The following table sets forth selected information relating to the revenue derived from Alto Comahue during the following periods:

	For the fiscal years ended June 30,
	2021	2020	2019
	(in millions of ARS)
Base rent	40	445	385
Percentage rent (1)	20	93	134
Total rent	60	538	519
Non-traditional advertising	2	5	7
Revenue from admission rights (2)	14	16	15
Fees	3	3	4
Commissions	3	2	19
Other	3	2	65
Total (3)	84	566	629

(1) Contingent rent is the revenue based on a specific percentage of gross sales of our tenants.

(2) Admission rights are the fees required from tenants for entering into a lease agreement or a lease agreement renewal.

(3) Consolidated rents. Revenue relating to expenses and collective promotion fund are not included.

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

Our total revenue from management fees during fiscal 2021 were ARS 133.5 million, ARS 155.6 million during fiscal 2020 and ARS 184.0 million during fiscal 2019.

Competition

We are the largest owner and operator of shopping malls, offices and other commercial properties in Argentina in terms of gross leasable area and number of rental properties. Given that most of our shopping malls are located in highly populated areas, there are competing shopping malls within, or in close proximity to, our targeted areas, as well as stores located on avenues or streets. The number of shopping malls in a particular area could have a material effect on our ability to lease space in our shopping malls and on the amount of rent that we are able to charge. We believe that due to the limited availability of large plots of land and zoning restrictions in the City of Buenos Aires, it is difficult for other companies to compete with us in areas through the development of new shopping malls. Our principal competitor is Cencosud S.A. which owns and operates Unicenter Shopping and the Jumbo hypermarket chain, among others.

The following table shows certain information concerning the most significant owners and operators of shopping malls in Argentina.

Entity	Shopping malls	Location	GLA	Market share (1)
				(%)
IRSA CP	Alto Palermo	City of Buenos Aires	20,045	1.54
	Abasto Shopping (2)	City of Buenos Aires	36,796	2.83
	Alto Avellaneda	Province of Buenos Aires	39,838	3.06
	Alcorta Shopping	City of Buenos Aires	15,812	1.22
	Patio Bullrich	City of Buenos Aires	11,396	0.88
	Dot Baires Shopping (3)	City of Buenos Aires	47,493	3.65
	Soleil	Province of Buenos Aires	15,158	1.17
	Distrito Arcos	City of Buenos Aires	14,335	1.10
	Alto Noa	City of Salta	19,314	1.49
	Alto Rosario	City of Rosario	33,731	2.59
	Mendoza Plaza	City of Mendoza	43,312	3.33
	Córdoba Shopping	City of Córdoba	15,361	1.18
	La Ribera Shopping	City of Santa Fe	10,530	0.81
	Alto Comahue	City of Neuquén	11,705	0.90
Subtotal			334,826	25.75
Cencosud S.A			277,203	21.33
Other operators			687,823	52.92
Total			1,299,852	100.0

(1) Corresponding to gross leasable area in respect of total gross leasable area. Market share is calculated dividing sqm over total sqm.

(2) Does not include Museo de los Niños (3,732 sqm).

(3) Our interest in PAMSA is 80%:

Source: Argentine Chamber of Shopping Centers.

Our Offices segment

Overview

We own, develop, and manage office buildings and other rental properties throughout Argentina. As of June 30, 2021, we owned and managed eight office buildings located in the City of Buenos Aires with an aggregate of 113,291 square meters of GLA and we are working on the last phase of development of the Della Paolera 261 building.

Our Offices segment had a 74.7% occupancy rate as of June 30, 2021.

The following table shows certain information regarding our office buildings, as of June 30, 2021:

	As of June 30,
	2021	2020	2019
Leasable area (square meters)	113,291	115,640	115,378
Occupancy of total portfolio	74.7%	86.1%	88.3%
Rent in USD/square meter	25.7	26.6	26.4

The following table shows certain information regarding our office buildings, as of June 30, 2021:

	Date of acquisition/ development	GLA (sqm) (1)	Occupancy rate (2)	Ownership interest	Total rental income for the fiscal year ended June 30, 2021
			(%)	(%)	(in thousands of ARS)
Offices
AAA & A buildings
República Building	Dec‑14	19,885	66.9	100	506,822
Bankboston Tower (5)	Dec‑14	-	-	-	120,982
Intercontinental Plaza (3)	Dec‑14	2,979	100.0	100	141,684
Bouchard 710 (5)	Dec‑14	-	-	-	43,344
Dot Building	Nov‑06	11,242	84.9	80	277,155
Zetta	May-19	32,173	84.7	80	907,118
Della Paolera 261 (4)	Dec-20	27,530	80.2	100	494,581
Total AAA & A buildings		93,809	80.1		2,491,686
B buildings
Philips	Jun‑17	8,017	93.1	100	139,307
Suipacha 652/64	Dec‑14	11,465	17.3	100	56,765
Total B buildings		19,482	48.5	100	196,072
Total Offices		113,291	74.7		2,687,758

(1) Corresponds to the total leasable surface area of each property. Excludes common areas and parking spaces.

(2) Calculated by dividing occupied square meters by total gross leasable area of the relevant property.

(3) We own 13.2% of the building which covers an area of 22,535 square meters of gross leasable area, meaning we own 2,979 square meters of gross leasable area.

(4) Includes 664 square meters of gross leasable area of the basement.

(5) The office buildings were sold during the fiscal year.

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

Occupancy rate

The following table shows the occupancy rate of our offices for fiscal years 2021, 2020 and 2019:

	Occupancy rate (1)
	As of June 30,
	2021	2020	2019
	(%)
Offices:
República Building	66.9	86.9	95.2
Bankboston Tower (2)	-	96.4	93.5
Intercontinental Plaza	100.0	100.0	100.0
Bouchard 710 (2)	-	92.5	100.0
Suipacha 652/64	17.3	31.2	44.6
DOT Building	84.9	84.9	100.0
Philips Building	93.1	82.7	45.7
Zetta Building	84.7	97.5	97.5
Della Paolera 261	80.2	-	-
Total	74.7	86.1	88.3

(1)	Leased square meters pursuant to lease agreements in effect as of June 30, 2021, 2020 and 2019 over gross leasable area of offices for the same fiscal years.

(2)	The office buildings were sold during the fiscal year.

The following table sets forth the annual income per square meter for our offices during the fiscal years indicated.

	Income per square meter (1)
	As of June 30,
	2021	2020	2019
	(ARS/sqm)
República Building	38,078	37,658	35,243
Bankboston Tower (2)	-	33,978	36,156
Intercontinental Plaza	47,561	20,381	23,129
Bouchard 710 (2)	-	40,215	36,799
Suipacha 652/64	28,674	16,379	33,538
Dot Building	29,053	36,583	30,028
Philips Building	18,659	16,803	38,740
Zetta Building	33,280	36,434	23,919
Della Paolera 261	22,401	-	-
(1)	Calculated by dividing annual rental income by the gross leasable area of offices based on our interest in each building as of June 30 for each fiscal period.

(2)	The office buildings were sold during the fiscal year.

Lease expirations

We usually lease our offices by using contracts with an average term of two years, with the exception of a few contracts with different terms. Contracts for the rental of office buildings and other commercial properties are generally stated in U.S. dollars, and in accordance with Argentine law they are not subject to inflation adjustment.

The following table shows certain information about our lease agreements as of June 30, 2021:

Property	Number of lease agreement (1) (5)	Annual rental price (in millions of ARS) (2)	Rental income per sqm (new and renewed) (ARS) (3)	Previous rental income per sqm (ARS) (3)	Number of non‑ renewed leases	Non‑ renewed leases annual base rent amount (in millions of ARS) (4)
República Building	11	318	2,593	2,685	5	134
Dot Building	3	97	2,056	1,755	1	20
Philips Building	6	139	2,012	1,898	1	18
Intercontinental Plaza	3	76	2,133	1,726	3	16
Della Paolera 261	20	573	2,211	-	-	0
Zetta Building	1	34	2,192	2,810	3	104
Suipacha 664					1	29
Total	44	1,237	2,252	1,181	14	321
(1) Includes new and renewed leases executed in fiscal 2021.

(2) Leases in U.S. dollars converted to pesos at the exchange rate prevailing on the first month of the agreement, multiplied by 12 months.

(3) Monthly value.

(4) Leases in U.S. dollars converted to pesos at the exchange rate prevailing on the last month of the agreement, multiplied by 12 months.

(5) It does not include leases over parking spaces, antennas or terrace area.

The following table sets forth the schedule of estimated lease expirations for our offices and other properties for leases in effect as of June 30, 2021. This data is presented assuming that none of our tenants exercises its option to renew or terminate its lease prior to expiration (most leases have renewal clauses) (1):

Expiration year	Number of leases due to expire (1)	Square meters of leases due to expire (sqm)	Square meter of leases due to expire (%)	Annual rental income amount of leases due to expire (in millions of ARS)	Annual rental income amount of leases to expire (%)
As of June 30, 2021	1	866	1	31	1
As of June 30, 2022	2	509	1	14	1
As of June 30, 2023	16	13,587	16	438	19
As of June 30, 2024 and thereafter	46	69,647	82	1,842	79
Total	65	84,609	100	2,325	100

(1) Includes offices with leases that have not been renewed as of June 30, 2021.

It does not include square meters or revenue from parking spaces.

A description of rental office properties is provided below:

República Building, City of Buenos Aires

This property was designed by the renowned Architect César Pelli (who also designed the World Financial Center in New York and the Petronas Towers in Kuala Lumpur). It is a unique premium office building in downtown Buenos Aires and has approximately 19,885 gross leasable square meters and 178 parking spaces. The main tenants include Estudio Beccar Varela, BASF Argentina S.A., Facebook Argentina S.R.L., Cheil Argentina, Smart Partners, and BACS Banco de Crédito y Securitización S.A., among others.

Intercontinental Plaza, City of Buenos Aires

Intercontinental Plaza is a modern 24-story building located next to the Intercontinental Hotel in the historic neighborhood of Monserrat in downtown City of Buenos Aires. We own a 13.2% interest in the building which has footage averaging 22,535 square meters of gross leasable area; meaning we own 2,979 square meters of gross leasable area in this building. The principal tenant currently is Total Austral, and as an added value Banco Supervielle (Bank Branch) and Starbucks Coffee providing different services to the building.

Suipacha 652/64, City of Buenos Aires

Suipacha 652/64 is a 7-story office building located in the office district of the City of Buenos Aires. We own the entire building and 62 parking spaces. The building has unusually large floors, most measuring 1,580 square meters. The building’s principal tenants include Monitor de Medios Publicitarios S.A. The average footage of the building is 11,465 square meters of gross leasable area.

Dot Building, City of Buenos Aires

Panamerican Mall S.A., our subsidiary, developed an office building of 11,242 square meters of gross leasable area next to Dot Baires Shopping. This building was inaugurated in July 2010, which meant our arrival at the growing corridor of the Northern Area with respect to offices for rent. The building’s principal tenants include Farmanet, Astrazeneca S.A., G.E. Healthcare, HP and Medtronic S.A., among others.

Phillips Building, City of Buenos Aires

The historic Philips Building adjoins our Dot Baires shopping mall, and faces Avenida General Paz, in the City of Buenos Aires. It has 4 office floors, a total GLA of approximately 8,017 sqm, and a remaining construction capacity of approximately 20,000 sqm. IRSA CP is owner of 100% of the building. It is currently one of the assets with the highest occupancy, with companies such as Iunigo, Philips, Salentein, among others, in addition to the imminent opening of a Maternity Garden to serve the Polo Dot.

Zetta Building

Our subsidiary Panamerican Mall S.A. built an office building of 32,173 square meters of gross leasable area and 11 floors located in the commercial complex “Polo Dot” in Buenos Aires City. This new A+, and potentially LEED, building was inaugurated in May 2019, continuing to consolidate our position in the North Zone corridor of offices for rent. As of June 30, 2021, the building was occupied approximately 91% by Mercado Libre and 9% by Falabella.

Della Paolera Building

Della Paolera 261 It is a 126-meters high triangular-shaped tower of AAA offices and 55,000 square meters of surface, plus 70 linear meters of Curtain Wall on the Río de la Plata, developed on the last vacant land plot of Catalinas Norte, one of the most premium corporate areas of Argentina. The building has 35,000 square meters of GLA, 318 parking spaces, changing rooms, security, gastronomy services and has become an icon of the city, built sustainability in mind and high quality design. The commercialization process is moving forward with encouraging occupancy from premium tenants such as Globant, Microsoft, Cargill, Endava, La Brioche Dorée and us together with IRSA and Cresud S.A.C.I. F. y A. (“CRESUD”) as owners and tenants.

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

Our Sales and Developments Segment

This segment includes trading properties units to be received under barter agreements in force and land reserves of our portfolio. As of June 30, 2021, we own plots and properties, strategically located in the City of Buenos Aires and in the provinces of Argentina with potential to develop new projects.

The following table shows information about our land reserves as of June 30, 2021:

	Ownership Interest (%)	Date of acquisition	Land Surface (sqm)	Buildable surface (sqm)	GLA (sqm)	Salable Surface (sqm)	Book Value (in millions of ARS)

RESIDENTIAL - BARTER AGREEMENTS
CONIL - Güemes 836 - Mz. 99 & Güemes 902 - Mz. 95 & Commercial stores - Buenos Aires(4)	100	Jul-96	-	-	-	1,461	98
Córdoba Shopping Adjoining plots - Residential	100	May-16	-	-	-	1,080	-
Coto Abasto air space - Tower 1 - City of Buenos Aires	100	Sep-97	-	-	-	2,018	371
Total Intangibles (Residential)			-	-	-	4,559	469
LAND RESERVES:
UOM Luján - Buenos Aires(5)	100	May-08	1,160,000	464,000	-	-	1,505
San Martin Plot (Ex Nobleza Piccardo) - Buenos Aires(5)	50	May-11	159,996	500,000	-	-	8,818
La Plata - Greater Buenos Aires(5)(8)	100	Mar-18	78,614	116,553	-	-	576
Caballito plot - City of Buenos Aires	100	Jan-99	23,791	86,387	10,518	75,869	5,150
Subtotal Mixed-uses			1,422,401	1,166,940	10,518	75,869	16,049
Coto Abasto air space - Tower 2 - City of Buenos Aires (2)	100	Sep-97	-	10,768	-	8,193	52
Córdoba Shopping Adjoining plots - Córdoba (2)	100	Jun-15	8,000	13,500	-	1,080	50
Neuquén - Residential plot - Neuquén (2)(6)	100	Jun-99	13,000	58,000	-	58,000	120
Subtotal residential			21,000	82,268	-	67,273	222
Polo Dot commercial expansion - City of Buenos Aires(7)	80	Nov-06	-	-	15,940	-	2,195
Paraná plot - Entre Ríos (3)	100	Aug-10	10,022	5,000	5,000	-	-
Subtotal retail			10,022	5,000	20,940	-	2,195
Polo Dot - Offices 2 & 3 - City of Buenos Aires	80	Nov-06	12,800	-	38,400	-	4,211
Intercontinental Plaza II - City of Buenos Aires	100	Feb-98	6,135	-	19,598	-	1,739
Córdoba Shopping adjoining plots - Córdoba (2)	100	Jun-15	2,800	5,000	5,000	-	4
Subtotal offices			21,735	5,000	62,998	-	5,954
Total future developments			1,475,158	1,259,208	94,456	143,142	24,420
Other land reserves (1)			1,899	-	7,297	262	2,183
Total land reserves			1,477,057	1,259,208	101,753	143,404	26,603

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

(4) Classified as Intangible Assets, therefore, their value is kept at historical cost.

(5) Buildable Surface indicated: Maximum estimated area according to project drafts, pending final approvals.

(6) Estimated buildable surface according to consultant preliminary feasibility study, which could be reduced to aprox. 45,000 sqm following a recent filing with the local government.

(7) Potential expansion of Zetta Building into commercial mixed uses, mainly offices.

(8) Corresponds to 38.15% directly own by IRSA CP, of a total amount of ARS 1,510 million.

The following table shows information about our expansions on current assets as of June 30, 2021:

Expansions	Ownership interest	Surface	Locations
	(%)	(sqm)
Alto Palermo Adjoining Plot	100	2,510	City of Buenos Aires
Subtotal current expansions		2,510
Other future expansions (1)		49,186
Subtotal future expansions		49,186
Total Shopping Malls		51,696
Patio Bullrich - Offices / Hotel (2)	100	20,000	City of Buenos Aires
Alto Palermo	100	14,119	City of Buenos Aires
Córdoba Shopping	100	7,000	Cordoba
Alto Rosario(3)	100	15,000	Rosario
Philips Building	100	19,706	City of Buenos Aires
Subtotal future expansions		75,825
Total offices + residential		75,825
Total expansions		127,521
(1)	Includes Alto Palermo, Paseo Alcorta, Alto Avellaneda, Soleil, Alto Noa and Alto Comahue.

(2)	There are 20,000 sqm available for expansion, but for that may necessary to replace 5,000 sqm of the commercial surface, then the surface available will be 15,000 sqm.

(3)	Alto Rosario: 15,000 sqm of comercial feasible expansión. From the formal standpoint, over 80,000 sqm of residential and offices could be added, as well as over 60,000 sqm of retail.

Description of the Properties:

Residential properties

Condominios del Alto II-City of Rosario, Province of Santa Fé

As of June 30, 2021, the works on parcel H have been completed, having received all the units committed to the exchange and being available for sale at this date, 4 garages.

Intangibles-units to be received under barter agreements

Conil-Avellaneda, province of Buenos Aires

These plots of land face Alto Avellaneda shopping mall, totaling 2,398 square meters distributed on two opposite corners and, according to urban planning and zoning standards, approximately 6,000 square meters may be developed. These plots may be developed for residential use with the possibility of retail space as well. In November 2014, a barter deed was executed to carry out a residential development, in exchange for which we will receive 1,389 square meters of retail store space located on the ground floors of blocks 99 and 95 at Güemes 836 and Güemes 902. The barter was valued at USD 0.7 million. Considerations for block 95 and 99 were stipulated to be delivered in January and September 2018, respectively. In June 2018, an extension to the barter arrangements was signed. In consideration for the delay and as compensation, we will receive an additional apartment (55.5 square meters) and one parking space (14 square meters).

Projects under development

Alto Palermo Expansion

We continue to work on the expansion of Alto Palermo shopping mall which has the highest sales per square meter in our portfolio, that will add a gross leasable area of approximately 3,900 square meters and will consist of moving the food court to a third level by using the area of an adjoining building we acquired in 2015. Work progress as of June 30, 2021 was 88% and construction works are expected to be completed by December 2021.

Mixed use

Ex UOM-Luján, Province of Buenos Aires.

This 116-hectare plot of land is in the 62 km of the West Highway, in the intersection with Route 5 and was originally purchased by CRESUD from Birafriends S.A. for USD 3 million on May 31, 2008. In May 2012, the Company acquired the property through a purchase and sale agreement entered between related parties, thus becoming the current owner. Our intention is to carry out a mixed-use project, taking advantage of the environment consolidation and the strategic location of the plot. At present, dealings are being carried out to change the zoning parameters, thus enabling the consummation of the project.

Ex Nobleza Piccardo Plant-San Martín, Province of Buenos Aires.

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

The Master Plan, by which it is projected to develop a large-scale integral urbanization (residential, commercial, etc.), which includes the construction of approximately 500,000 to 540,000 sqm, was endorsed by the Municipality of San Martin through Decree 1589/19 and registered before the General Directorate of Urbanism and Directorate of Urban Planning of the Municipality. Likewise, the subdivision plan in accordance with the urban indicators was presented to the Directorate of Cadastre of the Province of Bs. As.

Additionally, during fiscal year 2020, the pre-feasibility requirements began to be processed with public bodies and in July 2020, the granting of the Hydraulic Aptitude was notified in pre-feasibility instance. In the next fiscal year, we will begin the rest of the presentations before the service companies, to obtain the pre-feasibilities of electric power, gas, water and overturning. of effluents.

Córdoba Shopping Mall Project

We own a few plots adjacent to the Córdoba Shopping Mall with a development potential of approximately 18,500 square meters of residential uses and approximately 12,000 square meters of mixed commercial uses in the center of the City of Córdoba.

In May 2016, we signed a barter agreement for contribution of 13,500 square meters of the total development potential for a term of one year, at the end of which the title deed would be executed. This development will be a mixed residential and office project and, as part of the consideration, we will receive a total of 2,160 square meters in apartments, parking spaces and retail space, plus the management of permits, combinations and subdivisions over three plots. The value of the barter was USD 4 million.

Plot of Land La Plata

On March 22, 2018, we acquired 100% of a plot of land of 78,000 sqm of surface in the town of La Plata, province of Buenos Aires. The transaction was consummated through the purchase of 100% of the shares of Entertainment Center La Plata S.A. that owns 61.85% of the property and the direct purchase of the remaining 38.15% from unrelated third parties.

The price of the acquisition was USD 7.5 million which have been fully paid. We intend to use the property to develop a mixed-use project, given the property’s characteristics for a commercial development in a district with high potential.

On January 21, 2019, Ordinance No. 11,767 approved by the “Honorable Concejo Deliberante de La Plata” on December 26, 2018, has been enacted. With this enactment, the uses and indicators requested to develop a project of 116,553 square meters were formally confirmed.

As of June 30, 2021, the mixed-use project is being defined and in the process of contracting the nexus infrastructures.

Caballito Plot of land - City of Buenos Aires

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

On July 20, 2020, we were notified of the filing of a protection action (amparo) that is processed before the Administrative and Tax Litigation Jurisdiction of the City of Buenos Aires, where the plaintiff has requested the nullity of: 1) Administrative act that grants the certificate of environmental aptitude and 2) Administrative act that registered the plans. On October 1, 2020, the Court of Appeal confirmed the precautionary measure. The Government of the City of Buenos Aires appealed the measure by filing a Constitutional Challenge that was denied filling a complaint appeal, which was denied in October 2021. For more information, see “ITEM 8. Financial Information-A. Consolidated Statements and Other Financial Information-Legal or Arbitration Proceedings-Caballito.”

As of June 30, 2021, the development is awaiting the resolution of an appeal filed with the GCABA.

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

Neuquén Residential Plot-Neuquén, Province of Neuquén

Through Shopping Neuquén S.A., we own a plot of 13,000 sqm and an estimated construction capacity per FOT of 58,000 sqm of residential properties in an area with significant potential, according to consultant preliminary feasibility study, which could be reduced to aprox. 45,000 sqm following a recent filing with the local government. This area is located close to the shopping mall and the hypermarket currently in operation.

Offices

Polo Dot 2nd and 2-3rd Stages-City of Buenos Aires

These two parcels of 6,400 square meters each with a construction capacity of 38,400 square meters each, are located adjoining to where the extension of Dot Baires Shopping is planned. In April 2018, both plots were unified into a single parcel of 12,800 square meters.

Intercontinental Plaza II Plot-City of Buenos Aires

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

In July 2016, we acquired from FEG Entretenimientos S.A. 25% of the shares of EHSA, in which we already held 50% of the share. We also acquired a 1.25% interest in ENUSA. Immediately after this acquisition, we sold 5% of the shares of EHSA to Mr. Diego Finkelstein, who already owned a 25% equity interest. As a result, we now hold 70% of the shares of EHSA and Mr. Diego Finkelstein holds the remaining 30%.

EHSA holds, directly and indirectly, 100% of the shares of OASA and 95% of the shares of ENUSA. OASA holds 50% of the voting stock of LRSA and SRA holds the remaining 50%. In addition, OASA manages LRSA pursuant to agreements entered into with SRA that include the right to appoint the Chairman of the board of LRSA-with deciding vote on certain key governance matters-and the chief executive of LRSA. ENUSA is mainly engaged in organizing entertainment events for trade fairs.

On August 4, 2017, a 15-year concession for the Exhibition and Convention Center of the City of Buenos Aires was executed by the joint venture LA RURAL S.A. - OFC S.R.L. - OGDEN ARGENTINA S.A. - ENTRETENIMIENTO UNIVERSAL S.A. UNION TRANSITORIA, which was granted pursuant a public bidding process. The members of the joint venture hold the following interests: (a) LRSA 5%; (b) OFC SRL 20%; (c) OASA 55%; and (d) EUSA 20%.

The shareholders of LRSA are Sociedad Rural Argentina and OASA, each of which owns 50% equity interest. OASA and EUSA are controlled by EHSA. Consequently, we indirectly hold a 50.00% interest in the joint venture.

The Exhibition and Convention Center has a surface area of approximately 22,800 square meters and may accommodate approximately 5,000 attendees. It has a main exhibit hall and an ancillary hall, offices and meetings rooms, arranged in three underground levels that were designed to blend into the landscape extending from the School of Law of the Universidad de Buenos Aires to Parque Thays.

Also, La Rural S.A. continues to work on the consolidation of the commercial development of the “Convention Center of Punta del Este”, through its equity participation in the company that holds the concession until 2041.

As a result of the measures adopted by Argentina’s national Government in response to the COVID- 19 pandemic, La Rural, the Buenos Aires and Punta del Este Convention Centers was closed throughout the fiscal year 2021. We expect a gradual recovery during the fiscal year 2022 given that on July 12, the protocols for the resumption of events, conferences and exhibitions were put in place.

TGLT (real estate)

TGLT is a real estate company listed on the BYMA which is mainly engaged in construction activity and residential development projects in Argentina and Uruguay.

On August 1, 2017, we exercised our preemptive subscription and accretion rights and purchased 22,225,000 Subordinated Notes Convertible into Newly Issued Shares of TGLT for an aggregate amount of USD 22.2 million (USD 1.00 par value) due 2027.

On August 8, 2019 has executed with TGLT certain contracts tending to collaborate in the process of financial restructuring of said company through its recapitalization. On December 11, 2019, and in compliance with the contracts signed with TGLT on August 8, 2019, IRSA CP made the exchange of all the Convertible Notes it had of TGLT. Likewise, it subscribed preferred shares making a contribution in kind of the 100% of the shares of the company La Maltería S.A., owner of the property known as Maltería Hudson.

On February 10, 2020, the TGLT Board of Directors determined the mandatory conversion of its Convertible Notes Obligations and preferred shares with immediate effect, this is how IRSA CP converted its Class A and B preferred shares of TGLT into ordinary shares of the company. As of June 30, 2021, IRSA CP owns 27.8% of its capital stock.

DirectTV Arena

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

The DirecTV Arena stadium was closed during fiscal year 2021. On August 10, 2021 the local government established protocols for indoor events with up to 1,000 attendants. During fiscal year 2022 we expect the government to establish more flexible protocols for events, conferences, and exhibitions in indoor stadiums.

We are Appa S.A. (former Pareto S.A.)

On October 8, 2018, the company Pareto S.A. was incorporated, with the social purpose of design, programming and development of software, mobile and web applications. As of June 30, 2021, IRSA CP’s participation in We are Appa S.A. was 93.61%.

¡Appa!, the We are Appa application, is a 100% digital customer loyalty system that promotes benefits and discounts by facilitating the consumer experience in shopping malls and offices. The current lines of business are: “¡Appa! Loyalty” consolidating services that improve the consumer experience in physical assets through discounts, parking payment, reservation of shifts and participation in raffles and “¡Appa! Corporate”, a tool that brings companies closer to their collaborators through experiences and exclusive discounts, allowing the reservation of workspaces for coworking modalities in the framework of the pandemic and the provisions of limited capacity. It is currently used by 3,672 employees from different companies.

This year ¡Appa! exceeded one million historical users, two million transactions and the launch of the payment solution and the new gift vouchers to be used both physically and virtually in shopping malls is nearby.

During fiscal year 2021, AppaShops, the company’s online marketplace, was launched, following the WeAreAppa strategy that focuses on the user experience. Although its trajectory is recent, it is generating impact as an omnichannel complement to the physical stores of the brands that traditionally operate with the company, turning them into strategic partners for the recovery of post-pandemic activity. As it is also a data-driven company, the analysis of consumer data makes it possible to make the user’s online experience a differential asset.

Finally, by the hand of AppaShops, the first pick-up point for online purchases was inaugurated in Alto Palermo. This solution allows customers not to depend on receiving packages at a particular address and time, in addition to being able to consolidate products from different brands in a single purchase. The next steps include the opening of new pick-up points and the possibility of direct delivery to the vehicle in the parking spaces of shopping malls around the country, as well as the reception of packages operated and sent by third parties to later be collected by the customer.

Avenida Inc.

As of June 30, 2021, we indirectly owned 4.1% of Avenida Inc., a company dedicated to the e-commerce business.

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

Information technology

We keep investing in technological innovation. The advances of society and changes in consumer habits constantly challenge us and motivate us to apply the latest technological trends to serve the visitor’s experience in the shopping malls and learn more about our clients. We continued with the company digital transformation, incorporating electronic signature, cloud based purchases and auctions platform for cost optimization named ARIBA, Robotic Process Automation or RPA automation, and we built a Datalake to help us with customer clusterization via predictive analytics and machine learning.

This year we accelerated projects seeking to provide new alternatives to our tenants to complement the ecosystem of physical stores. APPA, the application that facilitates the experience of consumers in shopping malls, through which you can pay for parking, reserve shifts, enter virtual lines, obtain discounts, benefits and participate in promotions, exceeded one million downloads, and prepares to launch payments and gift vouchers. We also launched APPASHOPS, the company’s Marketplace, which although it is incipient, we hope will contribute to the recovery of post-pandemic activity. We will continue to innovate in accordance with the evolution of the dynamics of consumption and deployment of Omni channel and complementing physical sales in stores with online sales.

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

Other

Most of our leases provide that the tenants pay all costs and taxes related to the property in proportion to their respective leasable areas. Notwithstanding the foregoing, in accordance with the latest amendment to Article 1209 of the Argentine Civil and Commercial Code, the tenant is not responsible for the payment of charges and contributions levied on the property or extraordinary common expenses. In the event of a significant increase in the amount of such costs and taxes, the Argentine government may respond to political pressure to intervene by regulating this practice, thereby adversely affecting our rental income. Although the Argentine Code of Civil and Commercial Procedure allows the landlord, in the event of non-payment of rents, to proceed to collect the rents through an “executory proceeding”, there is of jurisprudence that holds that shopping mall lease agreements do not fulfill the requirements of the law in force to be collected through the executory proceeding. In those cases, in which executory proceedings are granted, debtors have fewer defenses available to prevent foreclosure, making these proceedings substantially shorter than ordinary ones. In executory proceedings the origin of the debt is not under discussion; the trial focuses on the formalities of debt instrument itself. The Procedural Code also permits special eviction proceedings, which are carried out in the same way as ordinary proceedings. The Argentine Civil and Commercial Code requires that a notice be given to the tenant demanding payment of the amounts due in the event of breach prior to eviction, of no less than ten days for leases for residential purposes and establishes no limitation or minimum notice for leases for other purposes. However, historically, large court dockets and numerous procedural hurdles have resulted in significant delays to eviction proceedings, which generally last from six months to two years from the date of filing of the suit to the time of actual eviction.

Development and use of the land

In the City of Buenos Aires, where the vast majority of our properties are located, we are subject to the following regulations:

Buenos Aires Urban Planning Code

The Buenos Aires Urban Planning Code (Código de Planeamiento Urbano de la Ciudad de Buenos Aires) generally restricts the density and use of property and regulates physical features of improvements to property, such as height, design, set‑back and overhang, consistent with the city’s urban planning policy. The Secretary of Urban Planning of the City of Buenos Aires (Secretaría de Planeamiento Urbano) is responsible for implementing and enforcing the Buenos Aires Urban Planning Code.

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

Preliminary registration with the Real Estate Registry of the purchase instrument within 30 days after its execution. Once the property is registered, the installment sale must be completed in a manner consistent with the Real Estate Installment Sales Act. If a dispute arises over the title between the purchaser and third‑party creditors of the seller, the installment purchaser who has duly registered the purchase instrument will have title to the plot. The purchaser can demand conveyance of title after at least 25% of the purchase price has been paid, although the seller may record a mortgage over the subject property to secure payment of the balance of the purchase price.

After paying of 25% of the purchase price or advancing of at least 50% of construction, the Real Estate Installment Sales Act prohibits termination of the sales contract for failure by the purchaser to pay the balance of the purchase price but gives the seller the right to enforce under any mortgage on the property.

Buildings Law

Buildings Law No. 19,724 (Ley de Pre horizontalidad) was repealed by the Argentine Civil and Commercial Code which provides that for purposes of execution of sales agreements for units under construction, the owner or developer must purchase insurance in favor of prospective purchasers against the risk of frustration of the development pursuant to the agreement for any reason. A breach of this obligation precludes the owner from exercising any right against the purchaser-such as demanding payment of any outstanding installments due-unless he/she fully complies with their obligations, but does not prevent the purchaser from exercising its rights against the seller.

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

Other regulations

Consumer relations, consumer or end‑user protection

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

Pursuant to Resolution No. 104/2005 issued by the Secretariat of Technical Coordination reporting to the Argentine Ministry of Treasury, Consumer Protection Law adopted Resolution No. 21/2004 issued by the Mercosur’s Common Market Group, persons engaged in internet commerce must precisely disclose the characteristics of the products and/or services offered and the sale terms. Failure to comply with the terms of the offer is deemed an unjustified denial to sell and may give rise to sanctions.

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

The Antitrust Law provides those economic concentrations in which the transaction amount and the value of the assets subject to acquisition or disposition do not exceed 20 million mobile units each do not require approval. When the amount of the transactions consummated in the preceding 12 months exceeds in aggregate 20 million mobile units or 60 million mobile units in the preceding 36 months, these transactions require CNDC approval.

As our consolidated annual sales volume and our parent’s consolidated annual sales volume exceed ARS 200.0 million, we must give notice to the CNDC of any concentration provided for under the Antitrust Law.

Money laundering

For more information about money laundering regulations see, “Item 10. Additional Information-E. Money Laundering”.

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

Environmental, Social and Corporate Governance

We are an integral part of the communities in which our business units are based. It is our objective to articulate the interests of our businesses with the agenda of these communities, collaborating with the generation of economic, social and environmental value. Based on this orientation, our Corporate Social Responsibility (CSR) strategy is based on making our business units the scene of actions that fall within the Sustainable Development Goals (SDGs) defined by the United Nations. Some of these SDGS are Inequality Reduction; Gender Equality; Water Care; Responsible Production and Consumption; Waste; Partnership for the Goals; Quality Education; Value Chain; Sustainable Cities and Communities; Good Health & Well- Being; Environmental Care; Climate Action and Volunteering.

It should be noted that more than 110 million people per year visit our shopping malls, which is both a great advantage and a huge responsibility for the dissemination of our community activities. They are the ideal place to disseminate and make visible the topics of interest of the society in general, to become aware and act. This agenda of issues is agreed with the social organizations of each community, with the public sector and academics in each subject. This is how we strengthen our bond, focusing on medium and small organizations, generating long-term alliances, incorporating actors in the value chain and collaborating with actors in the communities where we develop.

In the office buildings we have large national and international companies as tenants. They are organizations that are committed at a local and global level with the impact of their actions, both economically, socially and environmentally. They are our strategic partners in actions that we develop in the communities where the buildings are located.

We agree on the agenda of topics with the social organizations of each community, with the public sector and specialists in each subject. In this way, we strengthen ties and generate long-term alliances, we incorporate actors in the value chain and collaborate with actors in the communities where we operate.

Actions during the COVID19 emergency

From the IRSA Group we carry out different actions in the face of the pandemic to collaborate in the face of the emergency in the country. The commitment as a company is to work to improve the communities in which we are present and in the face of an event such as the one that occurred, it was important to act quickly and determinedly.

From the first moment we made ourselves available to collaborate from our place. We join in communicating the prevention and hygiene measures in our offices and internal communication spaces for employees, as well as from our social networks to the entire public of our shopping malls. At the same time, we join different initiatives of both donation and corporate volunteering.

Environmental Management

Environmental management is a commitment assumed by IRSA CP, which is declared through its Environmental Policy and manifests itself in everyday management.

•	We innovate in the use of the best practices for the development of our activities.
•	We work to achieve balance in the efficient use of resources and a growing real estate development. We care about the relationship with our people and the neighbors of the communities where we choose to work, of which we are part.
•	We plan for the long term, seeking to develop in a sustainable way so that our environment can also be enjoyed by future generations.
•	We work towards continuous improvement, environmental protection and compliance with current legislation and regulations, including those to which we voluntarily subscribe.
•	We are part of a process of cultural change, which we share and extend to the people with whom we interact.

Our establishments have a large influence of visitors and are also followed on social networks through the different sites and web portals, placing us in a privileged place from which we promote good environmental practices.

The Environment area works on the training and environmental awareness of our collaborators and suppliers in the outstanding topics of the year due to their particular interest and the usual ones of environmental management in search of continuous improvement.

Environmental Management Certification

Pursuing improvement in the environmental management of shopping malls, we have 4 ISO 14001 certified shopping malls: Alto Palermo, Dot Baires, Patio Bullrich and Distrito Arcos. Annually we submit to the evaluation of an external auditor who reviews our processes and assists us in those points that can be improved.

We continue to work on new certifications and take on more challenges. Our City of Buenos Aires shopping malls are already part of the Circular Economy Network, which is an initiative of the Government of the Autonomous City of Buenos Aires that generates an articulated work space between the different actors that are part of society (companies, NGOs and universities) to build a more sustainable city. Alto Palermo Shopping, Dot Baires Shopping, Alcorta Shopping, Patio Bullrich, Distrito Arcos and Abasto Shopping have already signed the adhesion.

Likewise, the latest office buildings developed by the Company have the necessary characteristics to achieve LEED certifications. The Zetta building inaugurated in May 2019, located in the Polo Dot shopping complex in the north of the Autonomous City of Buenos Aires, achieved the Leed Silver Core & Shell certification and the Della Paolera 261 building, located in the area of Catalinas, inaugurated in December 2020, has the necessary characteristics to receive the LEED Gold Core & Shell certification.

We work to achieve a balance between efficient use of resources and growing real estate development. We care about the relationship with our people and the neighbors of the communities where we choose to work, of which we are part.

Training and qualification program

We have developed a training and qualification program in environmental management, regarding waste, efficient use of resources such as water and energy. Talks and actions are held for shopping malls personnel, properties tenants, and related suppliers, involving urban waste recovery cooperatives to share their experience, learn about their work and the importance of carrying out proper waste management.

Fundación IRSA

Fundación IRSA was created in 1996 with the purpose of supporting and generating actions that promote the development of people so that they can face their needs and expectations autonomously. With this objective, it develops its own programs and projects in the community that stimulate them to achieve a full life. It strengthens civil society organizations because it relies on joint and network work that enhances individualities and sustainable links.

Since 2014, Fundación IRSA has invested in improving hospital equipment and providing state-of-the-art devices and health supplies to hospitals and health centers in our country. Also during 6 years it has promoted the training and education of young professionals who make up the Argentine health care system, with a special focus on early childhood nutrition and nursing.

Within the framework of the health and economic impact of COVID-19, Fundación IRSA strengthened the social strengthening actions that it had been implementing since 2016. With the aim of helping the most vulnerable populations have a healthy diet, it allocated significant economic resources to more than 20 community kitchens to supplement the monthly feeding of children and young people with fruits, vegetables, meats and dairy products and to provide themselves with cleaning and personal hygiene items.

The MultipliDAR program continued through which all employees of the Group’s companies are offered the possibility of multiplying their personal donations to civil society organizations in their referential world to strengthen their solidarity initiative. Through the MultipliDAR program, the amount that the collaborator has previously donated to the entity is equalized, doubled and tripled.

The Foundation supports initiatives that enhance the interaction between education and culture for the growth of society. It seeks educational innovation through comprehensive access to technology with new ways of learning and more active teaching strategies. Together with other social organizations, it works for the recognition of the value that exists in identity and respect for diversity.

With an attentive look at current needs and recurring problems, Fundación IRSA has decided in 2020 to accompany “Red por la Infancia” in its process of creating the “Observatory on First Practices for Addressing Child Abuse”. In its first stage, it is proposed to gather evidence to contribute to the construction of a diagnosis of the situation and identify the degree of normative development, the pending challenges at the legislative level, the degree of progress in public policies and in the administration of justice in child protection against violence.

IRSA, under the integral coordination of the Foundation, continued its work as an investor in the First Bond of Social Impact of Argentina in which the State and the companies worked together aiming at generating employment conditions for extremely vulnerable youth through a new methodology of payment for results. In a complex context due to the pandemic, the program managed to train 880 young people in the Autonomous City of Buenos Aires and 287 of them to enter the labor market. Next year ends this first experience in Argentina, key for the development of future Bonds focused on different social problems, providing relevant data and information that will open the way to develop a more efficient Public Policy based on the local evidence generated.

During the last fiscal year 2020-2021, Fundación IRSA worked with 78 civil society organizations, making a direct social investment of ARS 126,955,959.

Puerta 18 Foundation

The Puerta 18 Foundation is a free space for artistic and technological creation for young people from 13 to 24 years old. Through a non-formal education proposal, it encourages the development of skills, vocations, and talents in young people through the multiple resources offered by technology.

Throughout its 13 years, more than 5,000 young people were trained for free and today there are more than 200 who have been inserted into work in areas related to their training in the institution.

Our view is based on placing the young person at the center of the proposal, which revolves around their interests and needs, and where educators act as facilitators using technology as a tool. Some of the disciplines we work with are: Graphic Design, Photography, UX, Programming, Comprehensive Video Production, 3D Modeling and Animation, Videogames, Robotics, among others.

Fundación Museo de los Niños Abasto

The Fundación Museo de los Niños Abasto is an interactive museum that recreates the spaces of a city where children can play to be a doctor, cameraman, captain, sailor, banker, cook, broadcaster, journalist, nurse, actress, mom and dad, and many other things.

The Museum proposes an enriching and alternative mitin space that integrates play, movement, perception, understanding and expression, encouraging curiosity, interest in knowing and imagination from a transforming perspective.

Based on the Declaration of the Rights of the Child, it has been designed to encourage each child to develop their own potentials: “learning by doing” and “playing and having fun learning” are fundamental concepts for us.

The Museum is dedicated to boys up to 12 years old, to their families, educators and through all of them to the community. And for the little ones, up to 3 years old, it has two soft rooms specially built to stimulate their activity.

In addition, it has an Exhibition Hall and an Auditorium where shows, film screenings, conferences, book presentations and various events take place.

C. Organizational Structure

The following table presents information relating to our ownership interest and the percentage of our consolidated total net revenue represented by our subsidiaries as of June 30, 2021:

Subsidiary	Activity	Country of incorporation	Ownership percentage	Voting power percentage (1)	Percentage of our total net revenue
Panamerican Mall S.A.	Real estate	Argentina	80.00%	80.00%	17.90%
Torodur S.A.	Investment	Uruguay	100.00%	100.00%	-
Arcos del Gourmet S.A.	Real estate	Argentina	90.00%	90.00%	4.88%
Shopping Neuquén S.A.	Real estate	Argentina	99.95%	99.95%	3.29%
Entertainment Holdings S.A.	Investment	Argentina	70.00%	70.00%	-
Emprendimiento Recoleta S.A.	Real estate	Argentina	53.68%	53.68%	-
Entretenimiento Universal S.A.	Event organization and others	Argentina	98.75%	98.75%	-
Fibesa S.A.	Mandatory	Argentina	100.00%	100.00%	1.63%
Centro de Entretenimiento La Plata S.A.	Real estate	Argentina	100.00%	100.00%	0.04%
We Are Appa S.A. (ex Pareto S.A.)	Design and software development	Argentina	93.63%	93.63%	-

(1) Percentage of equity interest has been rounded. It does not contemplate irrevocable capital contributions.

Organizational chart

(1) Indirectly through Entertainment Holdings S.A.

D. Property, Plant and Equipment

Our properties include shopping centers, office buildings and land reserves for the construction of shopping centers or apartment buildings. All of our properties are located in Argentina. Also, for information about our future developments please see “Business Overview-Future Developments.”

The following table sets forth certain information about our owned properties:

Property	Location	Use	Encumbrance
Shopping mall portfolio
Alto Palermo Shopping	City of Buenos Aires, Argentina	Shopping Mall	-
Abasto	City of Buenos Aires, Argentina	Shopping Mall	-
Alto Avellaneda	Buenos Aires Province, Argentina	Shopping Mall	-
Alcorta Shopping	City of Buenos Aires, Argentina	Shopping Mall	-
Patio Bullrich	City of Buenos Aires, Argentina	Shopping Mall	-
Alto NOA	City of Salta, Argentina	Shopping Mall	-
Alto Rosario	City of Rosario, Argentina	Shopping Mall	-
Mendoza Plaza	City of Mendoza, Argentina	Shopping Mall	-
Córdoba Shopping - Villa Cabrera (1)	City of Córdoba, Argentina	Shopping Mall	Antichresis
Dot Baires Shopping	City of Buenos Aires, Argentina	Shopping Mall	-
Soleil Premiun Outlet	Buenos Aires Province, Argentina	Shopping Mall	-
Patio Olmos (2)	City of Córdoba, Argentina	Shopping Mall	-
Alto Comahue	City of Neuquén, Argentina	Shopping Mall	-
Distrito Arcos	City of Buenos Aires, Argentina	Shopping Mall	-
Berutti parking space	City of Buenos Aires, Argentina	Shopping Mall	-
Ocampo parking space	City of Buenos Aires, Argentina	Shopping Mall	-
Office and other rental properties portfolio
Abasto offices	City of Buenos Aires, Argentina	Rental Office	-
Zetta building	City of Buenos Aires, Argentina	Rental Office	-
Dot building	City of Buenos Aires, Argentina	Rental Office	-
Anchorena 545 (Chanta IV)	City of Buenos Aires, Argentina	Rental Office	-
Anchorena 665	City of Buenos Aires, Argentina	Rental Office	-
Zelaya 3102	City of Buenos Aires, Argentina	Rental Office	-
Suipacha 664	City of Buenos Aires, Argentina	Rental Office	-
Intercontinental Plaza building	City of Buenos Aires, Argentina	Rental Office	-
República building	City of Buenos Aires, Argentina	Rental Office	-
Bank Boston tower	City of Buenos Aires, Argentina	Rental Office	-
Paseo del Sol	City of Buenos Aires, Argentina	Rental Office	-
Phillips building	City of Buenos Aires, Argentina	Rental Office	-
Catalinas building	City of Buenos Aires, Argentina	Rental Office	-
Suipacha 664	City of Buenos Aires, Argentina	Rental Office	-
Undeveloped parcels of land
Building annexed to DOT	City of Buenos Aires, Argentina	Undeveloped parcels of land	-
CELP plot of land	City of La Plata, Argentina	Undeveloped parcels of land	-
Caballito - Ferro (3)	City of Buenos Aires, Argentina	Undeveloped parcels of land	-
Luján plot of land	City of Luján, Argentina	Undeveloped parcels of land	-
Intercontinental Tower B plot of land	City of Buenos Aires, Argentina	Undeveloped parcels of land	-
Annexed to DOT plot of land	City of Buenos Aires, Argentina	Undeveloped parcels of land	-
Mendoza plot of land	City of Mendoza, Argentina	Undeveloped parcels of land	-
Mendoza Av Este 2992 plot of land	City of Mendoza, Argentina	Undeveloped parcels of land	-
La Plata plot of land	City of La Plata, Argentina	Undeveloped parcels of land	-
Casona Hudson	Buenos Aires Province, Argentina	Undeveloped parcels of land	-
Alto Palermo Shopping - buildable potential	City of Buenos Aires, Argentina	Undeveloped parcels of land	-
Patio Bullrich - buildable potential	City of Buenos Aires, Argentina	Undeveloped parcels of land	-
Alto Rosario - buildable potential	City of Rosario, Argentina	Undeveloped parcels of land	-
Cordoba Shopping - buildable potential	City of Córdoba, Argentina	Undeveloped parcels of land	-
Properties under development
PH Office Park	City of Buenos Aires, Argentina	Properties under development	-
Alto Palermo Shopping Annex	City of Buenos Aires, Argentina	Properties under development	-
Edificio Phillips	City of Buenos Aires, Argentina	Properties under development	-
Alto Avellaneda	Buenos Aires Province, Argentina	Properties under development	-
Others
Direct TC Arena stadium	Buenos Aires Province, Argentina	Other	-
EH UTE	City of Buenos Aires, Argentina	Other	-

(1) Included in Investment Properties is the cinema building located at Córdoba Shopping - Villa Cabrera, which is encumbered by a right of antichresis as a result of loan due to Empalme by NAI INTERNACIONAL II Inc. The total amount of the loan outstanding was ARS 171.0 million as of June 30, 2021.

(2) We lease this property to a shopping mall operator under an operating lease that expires in 2032.

(3) We own a parcel of land with a surface area of 23,791 square meters in the “Caballito” neighborhood, one of the most densely populated neighborhoods in the City of Buenos Aires, which we purchased in November 1997. This land could be used to build a 30,000 square meter shopping mall that could include a hypermarket, a cinema complex and various leisure and entertainment areas. On December 23, 2019, the Company has transferred in a barter transaction the Plot 1 of the land, which has an estimated surface area of 3,221 square meters in which a 10-story apartment building will be developed for a total of 11,400 square meters, a commercial ground floor for 1,216 square meters and a basement of 138 parking spaces

Our executive office is located at Catalinas building, located at 265 Della Paolera in Buenos Aires. We consider that all our facilities are appropriate for our current needs and suitable for their intended uses.

ITEM 4A. Unresolved staff comments

This item is not applicable.

ITEM 5. Operating and Financial Review and Prospects

A. Operating Results

The following management’s discussion and analysis of financial condition and results of operations should be read together with our Audited Consolidated Financial Statements and related notes appearing elsewhere in this Annual Report. This discussion and analysis of our financial condition and results of operations contains forward‑looking statements that involve risks, uncertainties and assumptions. These forward‑looking statements include such words as, “expects,” “anticipates,” “intends,” “believes” and similar language. Our actual results may differ materially and adversely from those anticipated in these forward‑looking statements as a result of many factors, including without limitation those set forth elsewhere in this Annual Report. See Item 3 “Key Information - D. Risk Factors”for a more complete discussion of the economic and industry-wide factors relevant to us.

The objective of this Management´s Discussion and Analysis section is to provide a description of our economic and financial condition as of June 30, 2021, particularly considering that the operating results for such fiscal year have been affected by the restrictions due to the COVID19 pandemic. The Company's shopping malls were closed for most of the year while the offices remained operational, even though most of the tenants adopted the remote work modality. In this sense, the purpose of this management´s discussion and analysis is to describe the impact of the pandemic and other macroeconomic or operational drivers over our business segments in order to explain the reasons or causes that originate our results of operations.

General

We prepare our Audited Consolidated Financial Statements in pesos and in accordance with IFRS, as issued by the IASB, and with CNV Rules.

Historically, we measured the value of our portfolio of investment properties at cost. Our Board of Directors resolved to change our accounting policy for measuring the value of our investment properties from the cost model to the fair value model, as permitted under IAS 40. Accordingly, we retroactively recast our previously issued Audited Consolidated Financial Statements as of June 30, 2016 and 2015 and for the fiscal years ended June 30, 2016, 2015 and 2014 as required by IAS 40 and IAS 8. We have furnished to the SEC such Audited Consolidated Financial Statements as recast in a report on Form 6-K filed on May 26, 2017.

Our Audited Consolidated Financial Statements and the financial information included elsewhere in this Annual Report have been prepared in accordance with IFRS. We have determined that, as of July 1, 2018, the Argentine economy qualifies as a hyperinflationary economy according to the guidelines of IAS 29 since the total cumulative inflation in Argentina in the 36 months prior to July 1, 2018 exceeded 100%. IAS 29 requires that the financial information recorded in a hyperinflationary currency be adjusted by applying a general price index and expressed in the measuring unit (the hyperinflationary currency) current at the end of the reporting period. Therefore, our Audited Consolidated Financial Statements included in this Annual Report have been adjusted by applying a general price index and expressed in the measuring unit (the hyperinflationary currency) current at the end of the reporting period (June 30, 2020). See “Risk Factors-Risks Relating to Argentina- A high level of uncertainty with regard to these economic variables, and a general lack of stability in terms of inflation, could have a negative impact on economic activity and adversely affect our financial condition.”

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

We own 15 shopping malls of which we manage 14, with 334,826 square meters of total GLA as of June 30, 2021. Of the 14 shopping malls we own, six are located in the City of Buenos Aires, two in the Greater Buenos Aires area, and the others in the provinces of Salta, Santa Fé, Mendoza, Córdoba and Neuquén. In addition, we operate La Ribera Shopping in the City of Santa Fé which we own through a joint venture, and own the historic building of Patio Olmos shopping mall in the Province of Córdoba, which mall is operated by a third party.

As of June 30, 2021, we owned and managed seven office buildings located in the City of Buenos Aires with 113,291 square meters of total gross leasable area.

Factors affecting our results of operations

Effects of Argentine macroeconomic factors

Most of our assets are located in Argentina, where we conduct our operations. Therefore, our financial condition and the results of our operations are significantly dependent upon economic conditions prevailing in Argentina. The table below shows Argentina’s GDP, inflation rates, dollar exchange rates, the appreciation (depreciation) of the Peso against the U.S. dollar for the indicated periods (inter-annual information-which is the 12 month period preceding the dates presented-is presented to conform to our fiscal year periods).

	Fiscal year ended June 30,
	2021	2020	2019
	(inter‑annual data)
GDP (1)	17.9%	(19.1)%	(3.7)%
Inflation (IPIM) (2)	65.1%	39.7%	60.8%
Inflation (CPI)	50.2%	42.8%	55.8%
Depreciation of the Peso against the U.S. dollar	(35.9%)	(66.1)%	(47.1)%
Average exchange rate per USD 1.00 (3)	ARS 95.6200	ARS 70.3600	ARS 42.3630

(1) Represents inter annual growth of the last twelve months GDP average at constant prices (2004). Historical data is maintained, as exposed originally by us in previous 20-Fs.

(2) IPIM (Índice de Precios Internos al por Mayor) is the wholesale price index as measured by the Argentine Ministry of Treasury.

(3) Represents average of the selling and buying exchange rate quoted by Banco de la Nación Argentina as of June 30, 2021. As of September 23, 2021, the exchange rate was 98.4400 per U.S. Dollar.

Sources: INDEC and Banco de la Nación Argentina.

Argentine GDP increased 17.9% during our 2021 fiscal year, compared to a contraction of 19.1% in our fiscal year 2020. Nationally, shopping mall sales increased 448.8% compared to fiscal 2020 and 59.5% comparing fiscal 2021 to fiscal 2019. As of June 30, 2021, the unemployment rate was at 9.6% of the country’s economically active population compared to 13.1% as of June 30, 2020. The monthly estimate of economic activity (“EMAE”) as of June 30, 2021, increased by 10.8% compared to the same month in 2020. In the second quarter of 2021, the activity rate was 45.9%, the employment rate was 41.5% and the unemployment rate was 9.6%.

In the context of the health emergency related to the COVID-19 pandemic, the main impact on the labor market was verified in the dynamics of the employment rate (TE), which measures the proportion of employed persons in relation to the total population. The second quarter of 2021 basically showed no changes compared to the first quarter of the year; but an increase of 8.1 p.p. compared to the second quarter of 2020, driven by the lower proportion of people who were able to report to work during 2020. Due to COVID-19 pandemic, total sales at current prices in the month of June 2021 relevant to the survey reached a total of ARS 15,805.8 million, which represents an increase of 448.8% compared to the month of June 2020 and 59.5% compared to the month of June 2019.

Changes in short- and long-term interest rates, unemployment and inflation rates may reduce the availability of consumer credit and the purchasing power of individuals who frequent shopping malls. These factors, combined with low GDP growth, may reduce general consumption rates at our shopping malls. Since most of the lease agreements at our shopping malls, our main source of revenue, require tenants to pay a percentage of their total sales as rent, a general reduction in consumption may reduce our revenue. A reduction in the number of shoppers at our shopping malls and, consequently, in the demand for parking, may also reduce our revenue from services rendered.

It is worth mentioning that Argentina government, is moving forward with the vaccination plan. As of the date of this Annual Report, more than 64.3 million doses of the COVID-19 vaccine had been administered. Currently, there are more than 24.4 million people fully vaccinated in Argentina, representing approximately 54% of Argentina's total population. The advance of the virus could imply an economic deterioration of any of Argentina's main trading partners (including Brazil, the European Union, China and the United States) as a result of the adoption of measures to contain the pandemic similar to those implemented in Argentina. The contraction in the economies of Argentina's trading partners could have a significant adverse impact on Argentina's trade balance through lower demand for exports or through a fall in the prices of agricultural commodities, negatively affecting the economy of Argentina.

Effects of inflation

The following are annual inflation rates during the fiscal years indicated, based on information published by the INDEC, an entity dependent of the Argentine Ministry of Treasury.

	Consumer price index	Wholesale price index
	(inter‑annual data)
Fiscal year ended June 30,
2019	55.8%	60.8%
2020	42.8%	39.7%
2021	50.2%	65.1%

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

The rent specified in our leases generally is the higher of (i) a monthly Base Rent and (ii) a specified percentage of the store’s monthly gross sales, which generally ranges between 3% and 12% of such sales.

Indebtedness

Although many of our lease agreements contain price adjustment provisions, these are not based on an official index nor do they reflect the inflation index. In the event of litigation regarding these adjustment provisions, there can be no assurance that we may be able to enforce such clauses contained in our lease agreements. See “Information of the Company-Business Overview-Our Shopping Malls-Principal Terms of our Leases.”

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

Effects of interest rate fluctuations

Most of our U.S. dollar-denominated debt accrues interest at a fixed rate. An increase in interest rates will result in generate a significant increase in our financing costs that could materially affect our financial condition or our results of operations. In addition, a significant increase of interest rates could deteriorate the terms and conditions in which our tenants obtain financing from banks and financial institutions in the market. As a consequence of that, if they suffer liquidity problems, the collection of our lease contracts could be affected by an increase in the level of delinquency.

Effects of foreign currency fluctuations

A significant portion of our financial debt is denominated in U.S. dollars. Therefore, a devaluation or depreciation of the peso against the U.S. dollar would increase our indebtedness measured in pesos and materially affect our results of operations. Foreign currency exchange restrictions imposed by the Argentine government could prevent or restrict our access to U.S. dollars, affecting our ability to service our U.S. dollar denominated‑ liabilities.

In addition, contracts for the rental of office buildings are generally stated in U.S. dollars, so a devaluation or depreciation of the peso against the U.S. dollar would increase the risk of delinquency on our lease receivables.

As discussed above, we calculate the fair market value of our office properties based on comparable sales transactions. Typically, real estate transactions in Argentina are transacted in U.S. dollars. Therefore, a devaluation or depreciation of the peso against the U.S. dollar would increase the value of our real estate properties measured in pesos, and an appreciation of the peso would have the opposite effect. In addition, foreign currency exchange restrictions imposed by Argentine government could prevent or restrict the access to U.S. dollars for the acquisition of real estate properties, which are denominated and transacted in U.S. dollars in Argentina, that could affect our ability to sell or acquire real estate properties and could have an adverse impact in real estate prices.

For more information about the evolution of the U.S. dollar / Peso exchange rate, see “Exchange Rate and Exchange Controls”.

Factors affecting comparability of our results of operations

COVID-19 Pandemic

The current estimated impacts of the COVID-19 pandemic on the Company as of the date of these Annual Report are described below:

•

During the fourth quarter of fiscal year 2021, shopping centers in the Buenos Aires Metropolitan Area suspended their operations between April 16 and June 11, operating only those segments considered essential such as pharmacies, supermarkets, and banks. The impact on Revenues for the closing months due to the pandemic was 40.3% in fiscal year 2021.

•

Regarding the office segment, although most of the tenants continue to work in the home office mode, they are operational with strict safety and hygiene protocols. As of today, we have experienced a slight increase in the vacancy rates, although we have not suffered a deterioration in collections.

•

La Rural, the Buenos Aires and Punta del Este Convention Centers and the Arena stadium, establishments that the Group owns directly or indirectly, were closed from March 20, 2020, to July 12, 2021, date from which the protocols for holding events, conferences and exhibitions were activated.

The final extent of the Coronavirus outbreak and its impact on the country’s economy is still uncertain. However, although it has produced significant short-term effects, they are not expected to affect business continuity and the Company’s ability to meet its financial commitments for the next twelve months.

We are closely monitoring the situation and taking all necessary measures to preserve human life and the Company’s businesses.

Office buildings

During the year ended June 30, 2019, our Office portfolio incorporated the Zetta building, an office building of 32,173 square meters of gross leasable area and 11 floors located in the commercial complex “Polo Dot” in Buenos Aires City. During the year ended June 30, 2020, we have incorporated as an investment property the building “200 Della Paolera” located in Catalinas District in Buenos Aires. It consists of 35,208 square meters of gross leasable area over 30 office floors and includes 316 parking spaces in 4 basements. On April 29, 2021, the Company inaugurated its newest office development in Buenos Aires, which was operative since December 2020. The Company owns 80% of the building (28,000 sqm).

On July 15, 2020, the Company signed an agreement to sell a mid-rise floor with an area of approximately 1,063 sqm and 5 parking spaces of BankBoston Tower located at 265 Della Paolera in Catalinas district of Buenos Aires City.

Likewise, on August 25, 2020, the Company sold and transferred 5 additional floors with a gross rental area of 6,235 sqm and 25 garages located in the building.

On July 30, 2020, the Company sold the entire “Bouchard 710” tower, located in Plaza Roma District of Buenos Aires City. The building has 15,014 sqm of gross leasable area 12 office floors and 116 parking spaces.

Sales and developments

On July 11, 2018, we acquired the Maltería Hudson plot that has a surface area of 147,895 square meters and approximately 40,000 GLA at the intersection of Route 2 and Buenos Aires - La Plata highway.

On December 2019, due to the TGLT recapitalization agreement, we signed with TGLT a subscription commitment for Class A preferred shares under Class A Public Offer to make a contribution in kind of shares of the company La Maltería SA, 100% of its ownership.

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

Fluctuations in the market value of our investment properties as a result of revaluations

Currently, our interests in investment properties are revalued quarterly. Any increase or decrease in the fair value of our investment properties, based on appraisal reports prepared by independent appraisers, is recorded in our consolidated statement of income and other comprehensive income for the fiscal year during which the revaluation occurs. The revaluation of our properties may therefore result in significant fluctuations in the results of our operations.

Property values are affected by, among other factors, a) shopping malls, which are mainly impacted by the discount rate used (WACC), the projected GDP growth and the projected inflation and devaluation of the Argentine peso for future periods and b) office buildings, which are mostly impacted by the supply and demand of comparable properties and the U.S. dollar / peso exchange rate at the reporting period, as office buildings fair value is generally established in U.S. dollars. For example:

•	during the 2019 fiscal year, there was a 46.8% depreciation of the peso from ARS 28.85 to USD 1.00 as of June 30, 2018 to ARS 42.36 to USD 1.00 as of June 30, 2019;

•	during the 2020 fiscal year, there was a 66.1% depreciation of the peso from ARS 42.363 to USD 1.00 as of June 30, 2019 to ARS 70.36 to USD 1.00 as of June 30, 2020 and

•	during the 2021 fiscal year, there was a 35.9% depreciation of the peso from ARS 70.36 to USD 1.00 as of June 30, 2020 to ARS 95.62 to USD 1.00 as of June 30, 2021.

The value of our investment properties is determined in U.S. dollar pursuant to the methodologies further described in “Critical Accounting Policies and estimates” and then determined in pesos (our functional and presentation currency).

In the past, purchases and sales of office buildings were usually settled in U.S. dollars, however, as a consequence of the restrictions imposed by the Central Bank on foreign exchange transactions, purchases and sales of office buildings are now usually settled in Argentine pesos, using an implicit exchange rate that is higher than the official one (as it was the case in the operations carried out by us in the past few months). Therefore, the Company has valued its office buildings and undeveloped parcels of land in Argentine pesos at the end of the year, considering the situation described above, which results in a gain with respect to the values previously recorded.

Selected consolidated financial data

The following table presents our selected financial data as of June 30, 2021, 2020, 2019 and 2018 and for the fiscal years ended June 30, 2021, 2020, 2019 and 2018. The selected consolidated statement of income and other comprehensive income data and the selected consolidated statement of cash flow data for the fiscal years ended June 30, 2021, 2020 and 2019 and the selected consolidated statement of financial position data as of June 30, 2021 and 2020 have been prepared in accordance with IFRS, as issued by the IASB, and CNV Rules, and have been derived from our Audited Consolidated Financial Statements included in this Annual Report.

The summary consolidated statement of income and other comprehensive income and cash flow data for the fiscal years 2019 and 2018 and the summary consolidated statement of financial position data as of June 30, 2019 and 2018 have been restated pursuant to IAS 29 to reflect the effect of hyperinflation in Argentina. As a result of such restatement, the selected financial information included in this Annual Report differ from previously reported financial information.

The summary financial data as of June 30, 2017 and for the fiscal year ended June 30, 2017 have not been presented as these cannot be provided on a restated basis without unreasonable effort or expense. See “Presentation of Financial and Other Information-Functional and Presentation Currency,” “Risk Factors-Risk Related to Argentina,” “Operating and Financial Review and Prospects-Results of Operations- Effects of Changes in Inflation” and Note 2 to our Audited Consolidated Financial Statements.

You should read the information below in conjunction with our Audited Consolidated Financial Statements, including the notes thereto.

In the following table, we have translated peso amounts into U.S. dollars at the seller exchange rate as of June 30, 2021, quoted by the Banco de la Nación Argentina, which was ARS 95.7200 per USD 1.00. The average of the seller exchange rate for the fiscal year 2021, quoted by Banco de la Nación Argentina was ARS 83.9081. We make no representation that these peso or U.S. dollar amounts actually represent, could have been or could be converted into U.S. dollars at the rates indicated, at any particular rate or at all. See “Local Exchange Market and Exchange Rates” and “Risk Factors-Risks Relating to Argentina- Continuing high rates of inflation may have an adverse effect on the economy and our business, financial condition and results of operations.” For more information see “Operating and Financial Review and Prospects-Factors Affecting Comparability of our Results.”

	For the fiscal year ended June 30.
	2021	2021	2020	2019	2018	2017
	(USD) (1) (2)	(ARS) (1)
	(in millions. except per share data) (1)
CONSOLIDATED STATEMENT OF INCOME AND OTHER COMPREHENSIVE INCOME DATA
Income from sales. rentals and services	85	8,092	12,860	16,261	16,794	17,161
Income from expenses and collective promotion fund	30	2,911	4,672	5,572	6,593	7,043
Operating costs	(46)	(4,422)	(6,159)	(7,337)	(8,202)	(8,989)
Gross profit	69	6,581	11,373	14,496	15,185	15,215
Net (loss)/ gain from fair value adjustments of investment properties	(146)	(13,946)	37,740	(55,520)	20,379	(12,568)
General and administrative expenses	(21)	(1,989)	(1,834)	(1,996)	(1,647)	(1,541)
Selling expenses	(13)	(1,243)	(1,242)	(971)	(1,130)	(1,092)
Other operating results. net	-	(18)	193	(516)	161	(52)
(Loss)/ Profit from operations	(111)	(10,615)	46,230	(44,507)	32,948	(38)
Share of (loss)/ profit of associates and joint ventures	(28)	(2,652)	267	(868)	1,333	570
(Loss)/ profit from operations before financing and taxation	(139)	(13,267)	46,497	(45,375)	34,281	532
Finance income	8	790	1,155	177	739	605
Finance cost	(57)	(5,470)	(5,247)	(4,794)	(3,632)	(3,534)
Other financial results	78	7,441	(6,952)	2,527	(9,069)	997
Inflation adjustment	16	1,555	(115)	(689)	(1,570)	(369)
Financial results. net	45	4,316	(11,159)	(2,779)	(13,532)	(2,301)
(Loss)/ profit before income tax	(94)	(8,951)	35,338	(48,154)	20,749	(1,768)
Income tax expense	(142)	(13,586)	(8,072)	9,219	9,814	881
Total (loss)/ profit for the year	(235)	(22,537)	27,266	(38,935)	30,563	(887)
Items that may be reclassified subsequently to profit or loss:
Currency translation adjustment in associates	-	(24)	(33)	-	-	-
Items that may not be reclassified subsequently to profit or loss:
Revaluation surplus	1	155	411	-	-	-
Other comprehensive income for the year	1	131	378	-	-	-
Total comprehensive (loss)/ income for the year	(234)	(22,406)	27,644	(38,935)	30,563	(887)

Total comprehensive (loss)/ profit attributable to:
Equity holders of the parent	(229)	(21,933)	25,668	(38,711)	29,475	(786)
Non‑controlling interest	(7)	(604)	1,598	(224)	1,088	(101)

Attributable to:
Equity holders of the parent	1	131	378	-	-	-

(Loss)/ profit per common share attributable to equity holders of the parent for the year:
Basic	(0,42)	(40,52)	47,43	(71,52)	54,46	(1,45)
Diluted	(0,42)	(40,52)	47,43	(71,52)	54,46	(1,45)

CASH FLOW DATA
Net cash generated from operating activities	13	1,282	7,345	8,393	10,552	12,609
Net cash generated from/ (used in) investing activities	102	9,754	(4,325)	(7,447)	(14,610)	(341)
Net cash (used in)/ generated from financing activities	(180)	(17,242)	(5,350)	(3,951)	7,449	(4,619)
Net (decrease)/ increase in cash and cash equivalents	(65)	(6,206)	(2,330)	(3,005)	3,391	7,649

	For the fiscal years ended June 30.
	2021	2021	2020	2019
	(USD) (1) (2)	(ARS) (1)

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION DATA	(in millions)
Assets
Non‑current assets:
Investment properties	1,513	144,864	176,473	129,502
Property, plant and equipment	14	1,373	528	713
Trading properties	2	233	274	266
Intangible assets	15	1,474	1,528	871
Rights of use assets	8	810	866	-
Investment in associates and joint ventures	45	4,302	6,964	3,449
Deferred income tax assets	5	446	331	155
Income tax and minimum presumed income tax credits	-	17	10	20
Trade and other receivables	13	1,223	7,651	1,046
Investments in financial assets	-	10	-	966
Total non‑current assets	1,617	154,752	194,625	136,988
Current assets:
Trading properties	-	4	10	2
Inventories	-	42	58	62
Income tax and minimum presumed income tax credits	1	143	148	137
Trade and other receivables	142	13,565	5,827	14,629
Derivative financial instruments	-	-	10	12
Investments in financial assets	85	8,105	9,415	13,036
Cash and cash equivalents	8	793	6,949	9,014
Total current assets	237	22,652	22,417	36,892
Total assets	1,853	177,404	217,042	173,880
Shareholders’ equity
Shareholders’ equity attributable to equity holders of the parent	757	72,464	107,370	82,509
Non‑controlling interest	58	5,549	6,143	4,678
Total shareholders’ equity	815	78,013	113,513	87,187
Liabilities
Non‑current liabilities:
Trade and other payables	14	1,321	1,860	1,846
Borrowings	368	35,188	39,922	47,810
Deferred income tax liabilities	510	48,817	36,016	28,210
Provisions	1	81	108	94
Derivative financial instruments	-	10	52	30
Leases liabilities	9	852	905	-
Total non‑current liabilities	901	86,269	78,863	77,990
Current liabilities:
Trade and other payables	42	3,976	5,349	5,394
Income tax liabilities	10	941	7	32
Payroll and social security liabilities	3	286	276	467
Borrowings	81	7,734	18,775	2,704
Derivative financial instruments	1	48	123	29
Provisions	1	84	65	77
Leases liabilities	1	53	71	-
Total current liabilities	137	13,122	24,666	8,703
Total liabilities	1,038	99,391	103,529	86,693
Total shareholders’ equity and liabilities	1,853	177,404	217,042	173,880

	As of the fiscal years ended June 30.
	2021	2021	2020	2019
	(USD) (1) (2)	(ARS) (1)
	(except for number of shares. per share and ADS data and ratios) (in millions)
OTHER INFORMATION
Basic net income per common share	(0.42)	(40.52)	47.43	(71.52)
Diluted net income per common share	(0.42)	(40.52)	47.43	(71.52)
Basic net income per ADS	(1.69)	(162.08)	189.72	(286.08)
Diluted net income per ADS	(1.69)	(162.08)	189.72	(286.08)
Dividends per share	-	(0.02)	(0.01)	(0.01)
Dividends per ADS	-	(0.10)	(0.04)	(0.05)
Number of shares outstanding (3)	541,230,019	541,230,019	126,014,050	126,014,050
Capital stock	6	541	126	126
Depreciation and amortization	4	344	438	292
Capital expenditures (4)	(13)	(1,284)	(3,936)	(9,970)
Working capital	100	9,530	(2,249)	28,189
Ratio of current assets to current liabilities	1.73	1.73	0.91	4.38
Ratio of shareholders’ equity to total liabilities	0.78	0.78	1.10	1.01
Ratio of non‑current assets to total assets	0.87	0.87	0.90	1.57

(1) Totals may not sum due to rounding.

(2) We have translated Peso amounts into U.S. dollars at the seller exchange rate as of June 30, 2021, quoted by the Banco de la Nación Argentina, which was ARS 95.72 per USD 1.00. We make no representation that these Peso or U.S. dollar amounts actually represent, could have been or could be converted into U.S. dollars at the rates indicated, at any particular rate or at all. See “-Local Exchange Market and Exchange Rates.”

(3) As of July 20, 2021, IRSA CP was made the exchange of 126,014,050 ordinary shares of nominal value ARS 1.00 each and one vote per share, for the amount of 541,230,019 ordinary shares of nominal value ARS 100 each and one vote per share.

(4) We define capital expenditure as the cash used in the acquisition of investment properties and property, plant and equipment plus the advanced payments for investment properties and property, plant and equipment acquisitions.

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

Operating segments identified are disclosed as reportable segments if they meet any of the following quantitative thresholds:

•	The operating segment’s reported revenue, including both sales to external customers and inter-segment sales or transfers, is 10% or more of the combined revenue, internal and external, of all operating segments.

•	The absolute amount of its reported profit or loss is 10% or more of the greater, in absolute amount, of:

o	the combined reported profit of all operating segments that do not report a loss; and

o	the combined reported loss of all operating segments that report a loss.

•	Its assets are 10% or more of the combined assets of all operating segments.

In addition, the operating segments that do not meet any of the quantitative thresholds could be considered as reportable segments if management estimates that this information could be useful for the users of the consolidated financial statements.

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

Segment information has been prepared and classified according to different types of businesses in which we conduct our activities. Our Investment and Development Properties business is comprised of the following segments:

•	“Shopping Malls” includes the operation and development of shopping malls, through which we generate rental income and fees charged for services related to the lease of retail stores and other spaces. Our Shopping Malls segment includes highly diversified, multi format assets with a particular focus on retailers that cater to middle to high income consumers.

•	“Offices” includes the lease of offices and other rental properties and services related to these properties.

•	“Sales and Developments” includes the sales of undeveloped parcels of land and properties, and activities related to the development and maintenance of such properties.

•	“Others” includes the entertainment activity through ALG Golf Center, TGLT S.A., La Rural S.A., We Are Appa S.A. and others.

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

The CODM evaluates performance of business segments based on segment profit, defined as profit or loss from operations before financing and taxation. The measurement principles for the segment reporting structure are based on the IFRS principles adopted in the consolidated Financial Statements, except for:

•

The operating income from the joint ventures Nuevo Puerto Santa Fe S.A. and Quality Invest S.A. are reported under the proportional consolidation method. Under this method, the income/loss generated by joint ventures is reported in the statements of comprehensive income line-by-line, rather than in a single item as required by IFRS. Management believes that the proportional consolidation method provides more useful information to understand the business return, because the assets and income/loss generated by consolidated operations are similar to the assets and income/loss booked under the equity method. This is due to the fact that under the proportional consolidation method, revenue and expenses are reported separately, instead of offsetting and reporting them as a single item in the statements of income and other comprehensive income. Therefore, the proportional consolidation method is used by the CODM to assess and understand the return and the results of operations of these businesses as a whole. Operating results of La Rural S.A. joint venture is accounted for under the equity method. Management believes that, in this case, this method provides more adequate information for this type of investment.

•	Operating results does not include the amounts pertaining to expenses and collective promotion funds and excludes total recovered costs. The CODM examines the net amount from both concepts (total surplus or deficit between expenses and collective promotion funds and recoverable expenses).

•	Revenue generated and goods and services exchanged among segments are calculated on the basis of market prices. Intercompany transactions among segments, if any, are eliminated.

•	These costs and income are presented now for reconciliation of all segments and their respective consolidating operating income.

The following is a summary analysis of our business segments, corresponding to the fiscal years ended June 30, 2021, 2020 and 2019. Additionally, a reconciliation between results of operations corresponding to segment information and the results of operations as per the statements of comprehensive income; and total assets by segment and total assets according to the statement of financial position. The information by segments has been prepared and classified according to the businesses in which the Company carries out its activities:

	As of and for the fiscal year ended June 30, 2021
	Shopping Malls	Offices	Sales and developments	Others	Total segment reporting	Adjustment for expenses and collective promotion funds	Adjustment for share in (profit) / loss of joint ventures	Unreportable assets	Total as per statement of comprehensive income
	(in million of ARS)
Revenue	5,321	2,715	78	29	8,143	2,911	(51)	-	11,003
Operating costs	(865)	(216)	(63)	(216)	(1,360)	(3,132)	70	-	(4,422)
Gross profit / (loss)	4,456	2,499	15	(187)	6,783	(221)	19	-	6,581
Net (loss) / gain from fair value adjustments in investment properties	(20,342)	2,355	4,131	31	(13,825)	-	(121)	-	(13,946)
General and administrative expenses	(1,432)	(364)	(144)	(57)	(1,997)	-	8	-	(1,989)
Selling expenses	(451)	(185)	(618)	(8)	(1,262)	-	19	-	(1,243)
Other operating results, net	(126)	8	3	1	(114)	106	(10)	-	(18)
(Loss)/ profit from operations	(17,895)	4,313	3,387	(220)	(10,415)	(115)	(85)	-	(10,615)
Share of profit of associates and joint ventures	-	-	-	(2,267)	(2,267)	-	(385)	-	(2,652)
(Loss)/ profit before financing and taxation	(17,895)	4,313	3,387	(2,487)	(12,682)	(115)	(470)	-	(13,267)
Investment properties	54,317	73,932	21,165	144	149,558	-	(4,694)	-	144,864
Property, plant and equipment	289	1,087	-	-	1,376	-	(3)	-	1,373
Trading properties	-	-	237	-	237	-	-	-	237
Goodwill	16	47	-	136	199	-	(63)	-	136
Right to receive units (barters)	-	-	1,040	-	1,040	-	-	-	1,040
Inventories	43	-	-	-	43	-	(1)	-	42
Investments in associates and joint ventures	-	-	-	1,106	1,106	-	3,196	-	4,302
Others assets	-	-	-	-	-	-	-	25,410	25,410
Operating assets	54,665	75,066	22,442	1,386	153,559	-	(1,565)	25,410	177,404

	As of and for the fiscal year ended June 30, 2020
	Shopping Malls	Offices	Sales and developments	Others	Total segment reporting	Adjustment for expenses and collective promotion funds	Adjustment for share in (profit) / loss of joint ventures	Unreportable assets	Total as per statement of comprehensive income
	(in million of ARS)
Revenue	8,915	3,477	466	93	12,951	4,672	(91)	-	17,532
Operating costs	(851)	(209)	(185)	(133)	(1,378)	(4,851)	70	-	(6,159)
Gross profit / (loss)	8,064	3,268	281	(40)	11,573	(179)	(21)	-	11,373
Net (loss) / gain from fair value adjustments in investment properties	(3,162)	34,354	7,148	(206)	38,134	-	(394)	-	37,740
General and administrative expenses	(1,246)	(315)	(125)	(163)	(1,849)	-	15	-	(1,834)
Selling expenses	(1,065)	(112)	(78)	(14)	(1,269)	-	27	-	(1,242)
Other operating results, net	26	(34)	(9)	96	79	90	24	-	193
Profit / (Loss) from operations	2,617	37,161	7,217	(327)	46,668	(89)	(349)	-	46,230
Share of profit of associates and joint ventures	-	-	-	5	5	-	262	-	267
Profit / (Loss) before financing and taxation	2,617	37,161	7,217	(322)	46,673	(89)	(87)	-	46,497
Investment properties	73,762	91,743	15,424	113	181,042	-	(4,569)	-	176,473
Property, plant and equipment	337	194	-	-	531	-	(3)	-	528
Trading properties	-	-	284	-	284	-	-	-	284
Goodwill	16	47	-	135	198	-	(62)	-	136
Right to receive units (barters)	-	-	1,047	-	1,047	-	-	-	1,047
Inventories	59	-	-	-	59	-	(1)	-	58
Investments in associates and joint ventures	-	-	-	3,413	3,413	-	3,551	-	6,964
Others assets	-	-	-	-	-	-	-	31,552	31,552
Operating assets	74,174	91,984	16,755	3,661	186,574	-	(1,084)	31,552	217,042

	As of and for the fiscal year ended June 30, 2019
	Shopping Malls	Offices	Sales and developments	Others	Total segment reporting	Adjustment for expenses and collective promotion funds	Adjustment for share in (profit) / loss of joint ventures	Unreportable assets	Total as per statement of comprehensive income
	(in million of ARS)
Revenue	12,828	3,241	87	251	16,407	5,572	(146)	-	21,833
Operating costs	(1,166)	(177)	(77)	(214)	(1,634)	(5,789)	86	-	(7,337)
Gross profit / (loss)	11,662	3,064	10	37	14,773	(217)	(60)	-	14,496
Net (loss) / gain from fair value adjustments in investment properties	(60,952)	1,051	3,517	(394)	(56,778)	-	1,258	-	(55,520)
General and administrative expenses	(1,420)	(289)	(132)	(160)	(2,001)	-	5	-	(1,996)
Selling expenses	(796)	(132)	(21)	(31)	(980)	-	9	-	(971)
Other operating results, net	(29)	(25)	(92)	(495)	(641)	121	4	-	(516)
(Loss)/ profit from operations	(51,535)	3,669	3,282	(1,043)	(45,627)	(96)	1,216	-	(44,507)
Share of profit of associates and joint ventures	-	-	-	231	231	-	(1,099)	-	(868)
(Loss)/ profit before financing and taxation	(51,535)	3,669	3,282	(812)	(45,396)	(96)	117	-	(45,375)
Investment properties	75,258	45,837	12,262	317	133,674	-	(4,172)	-	129,502
Property, plant and equipment	387	407	-	-	794	-	(82)	-	712
Trading properties	-	-	269	-	269	-	-	-	269
Goodwill	16	47	-	135	198	-	(62)	-	136
Right to receive units (barters)	-	-	194	-	194	-	-	-	194
Inventories	63	-	-	-	63	-	(1)	-	62
Investments in associates and joint ventures	-	-	-	175	175	-	3,275	-	3,450
Others assets	-	-	-	-	-	-	-	39,556	39,556
Operating assets	75,724	46,291	12,725	627	135,367	-	(1,042)	39,556	173,881

The following table sets forth certain operating and financial data by business segment for the fiscal years indicated:

	For the fiscal years ended
	June 30,
	2021	2020	2019
	(in millions of ARS)
Shopping Malls
Revenue	5,321	8,915	12,828
Operating income	4,456	8,064	11,662
Segment Adjusted EBITDA	2,661	5,997	9,588
Segment Net Operating Income	4,219	7,217	11,037
Offices and Others
Revenue	2,715	3,477	3,241
Operating income	2,499	3,268	3,064
Segment Adjusted EBITDA	2,009	2,870	2,672
Segment Net Operating Income	2,365	3,219	2,986
Sales and Developments
Revenue	78	466	87
Operating income	15	281	10
Segment Adjusted EBITDA	10,069	545	(226)
Segment Net Operating Income/ Loss	10,210	679	(2)
Financial Operations and Others
Revenue	29	93	251
Operating income	(187)	(40)	37
Segment Adjusted EBITDA	(177)	(46)	(628)
Segment Net Operating (Loss) / Income	(121)	21	27

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

Also, we present in this annual report Segment NOI because: (i) we believe is a relevant metric in the Real Estate Industry, due to its use as a parameter to calculate the capitalization rate of a property, which helps to determine the property’s value and facilitates real estate investors to compare different properties; (ii) to evaluate the performance of the different lines of business and to compare with capitalization rates for shopping malls and offices of the relevant peers in the industry; (iii) we believe it provides investors a supplemental measure of our financial performance that may facilitate period‑to‑period comparisons on a consistent basis; and (iv) our management also uses, among other measures, for internal planning and performance measurement purposes.

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

The table below presents a reconciliation of Adjusted Segment EBITDA to the loss for the year ended June 30, 2021:

	For the fiscal year ended June 30, 2021
	Shopping Malls	Offices	Sales and developments	Others	Total Urban properties and investments
	(in millions of ARS)
Segment (loss)/ profit before financing and taxation	(17,895)	4,313	3,387	(2,487)	(12,682)
Depreciation and amortization	214	51	11	74	350
Unrealized loss / (gain) from fair value adjustment of investment properties	20,342	(2,355)	6,671	(31)	24,627
Share in loss of associates and joint ventures	-	-	-	2,267	2,267
Adjusted Segment EBITDA	2,661	2,009	10,069	(177)	14,562
Adjustment for expenses and collective promotion funds					(113)
Adjustment for share in profit of joint ventures					(470)
Share in loss of associates and joint ventures					498
Other financial results, net					(584)
Fair value gain of financial assets and liabilities at fair value through profit or loss					4,467
Loss from derivative financial instruments					(416)
Foreign exchange differences, net					3,451
Share of profit of associates and joint ventures					(2,652)
Unrealized gain from fair value adjustment of investment properties					(24,748)
Inflation adjustment					1,555
Depreciation and amortization					(344)
Income tax expense					(13,586)
Interest expense					(4,947)
Interest income					790
Total loss for the year					(22,537)

The table below presents a reconciliation of Adjusted Segment EBITDA to the profit for the year ended June 30, 2020:

	For the fiscal year ended June 30, 2020
	Shopping Malls	Offices	Sales and developments	Others	Total Urban properties and investments
	(in millions of ARS)
Segment profit/ (loss) before financing and taxation	2,617	37,161	7,217	(322)	46,673
Depreciation and amortization	218	63	12	75	368
Unrealized loss / (gain) from fair value adjustment of investment properties	3,162	(34,354)	(6,287)	206	(37,273)
Share in profit of associates and joint ventures	-	-	-	(5)	(5)
Results due to barter transactions	-	-	(397)	-	(397)
Adjusted Segment EBITDA	5,997	2,870	545	(46)	9,366
Adjustment for expenses and collective promotion funds					(11)
Adjustment for share in profit (loss) of joint ventures					(87)
Share in loss of associates and joint ventures					124
Other financial results, net					(195)
Fair value gains of financial assets and liabilities at fair value through profit or loss					186
Loss from derivative financial instruments					(266)
Foreign exchange differences, net					(7,011)
Share of profit of associates and joint ventures					267
Unrealized gain from fair value adjustment of investment properties					36,879
Inflation adjustment					(115)
Results due to barter transactions					397
Depreciation and amortization					(438)
Income tax expense					(8,072)
Interest expense					(4,914)
Interest income					1,155
Capitalized finance costs					1
Total profit for the year					27,266

The table below presents a reconciliation of Adjusted Segment EBITDA to the loss for the year ended June 30, 2019:

	For the fiscal year ended June 30, 2019
	Shopping Malls	Offices	Sales and developments	Others	Total Urban properties and investments
	(in millions of ARS)
Segment (loss)/ profit before financing and taxation	(51,535)	3,669	3,282	(812)	(45,396)
Depreciation and amortization	171	54	9	21	255
Unrealized loss / (gain) from fair value adjustment of investment properties	60,952	(1,051)	(3,517)	394	56,778
Share in profit of associates and joint ventures	-	-	-	(231)	(231)
Adjusted Segment EBITDA	9,588	2,672	(226)	(628)	11,406
Adjustment for expenses and collective promotion funds					(58)
Adjustment for share in loss of joint ventures					117
Share in profit associates and joint ventures					(160)
Other financial results, net					(386)
Fair value gains of financial assets and liabilities at fair value through profit or loss					1,554
Gain from derivative financial instruments					836
Foreign exchange differences, net					127
Share of loss of associates and joint ventures					(868)
Unrealized loss from fair value adjustment of investment properties					(55,520)
Inflation adjustment					(689)
Depreciation and amortization					(292)
Income tax expense					9,219
Interest expense					(4,543)
Interest income					177
Capitalized finance costs					145
Total loss for the year					(38,935)

The table below presents a reconciliation of Segment NOI to the gross profit for the year ended June 30, 2021:

	For the fiscal year ended June 30, 2021
	Shopping Malls	Offices	Sales and developments	Others	Total Urban properties and investments

	(in millions of ARS)
Gross profit/ (loss)	4,456	2,499	15	(187)	6,783
Selling expenses	(451)	(185)	(618)	(8)	(1,262)
Net realized gain on changes in fair value of investment property	-	-	10,802	-	10,802
Depreciation and amortization	214	51	11	74	350
Segment NOI	4,219	2,365	10,210	(121)	16,673
Adjustment for expenses and collective promotion funds					(219)
Adjustment for share in loss of joint ventures					11
Adjustment for selling expenses					19
Depreciation and amortization					(344)
Net realized gain on changes in fair value of investment property					(10,802)
Selling expenses					1,243
Gross profit for the year					6,581

The table below presents a reconciliation of Segment NOI to the gross profit for the year ended June 30, 2020:

	For the fiscal year ended June 30, 2020
	Shopping Malls	Offices	Sales and developments	Others	Total Urban properties and investments

	(in millions of ARS)
Gross profit/ (loss)	8,064	3,268	281	(40)	11,573
Selling expenses	(1,065)	(112)	(78)	(14)	(1,269)
Net realized gain on changes in fair value of investment property	-	-	861	-	861
Depreciation and amortization	218	63	12	75	368
Results due to barter transactions	-	-	(397)	-	(397)
Segment NOI	7,217	3,219	679	21	11,136
Adjustment for expenses and collective promotion funds					(101)
Adjustment for share in profit of joint ventures					(21)
Adjustment for selling expenses					19
Depreciation and amortization					(438)
Net realized gain on changes in fair value of investment property					(861)
Selling expenses					1,242
Results due to barter transactions					397
Gross profit for the year					11,373

The table below presents a reconciliation of Segment NOI to the gross profit for the year ended June 30, 2019:

	For the fiscal year ended June 30, 2019
	Shopping Malls	Offices	Sales and developments	Others	Total Urban properties and investments
	(in millions of ARS)
Gross profit	11,662	3,064	10	37	14,773
Selling expenses	(796)	(132)	(21)	(31)	(980)
Depreciation and amortization	171	54	9	21	255
Segment NOI	11,037	2,986	(2)	27	14,048
Adjustment for expenses and collective promotion funds					(179)
Adjustment for share in profit of joint ventures					(60)
Adjustment for selling expenses					8
Depreciation and amortization					(292)
Selling expenses					971
Gross profit for the year					14,496

As explained in Note 6 to our Audited Consolidated Financial Statements, the operating income from our joint ventures Nuevo Puerto Santa Fé S.A. and Quality Invest S.A. are reported under the proportional consolidation method for segment reporting purposes. Under this method, income/loss generated by joint ventures is reported in the consolidated statement of income and other comprehensive income line‑by‑line, rather than in a single item as required by IFRS.

The operating results of our joint venture La Rural S.A. is accounted under the equity method. Management believes that, in this case, the equity method provides more adequate information for this type of investment.

The following tables present a reconciliation between the total results of operations corresponding to segment information and the results of operations as per our consolidated statement of income and other comprehensive income. The adjustments are related to the presentation of the results of joint ventures on an equity‑accounted basis (as discussed above) under IFRS.

	For the fiscal year ended June 30, 2021
	Total	Adjustment for	Adjustment for	Total as per
	segment	expenses and	share of	statement of
	reporting	collective	(profit)/ loss	comprehensive
		promotion	of joint	income
		fund (1)	ventures
	(in millions of ARS)
Revenue	8,143	2,911	(51)	11,003
Costs	(1,360)	(3,132)	70	(4,422)
Gross profit (loss)	6,783	(221)	19	6,581
Net loss from fair value for adjustments of investment properties	(13,825)	-	(121)	(13,946)
General and administrative expenses	(1,997)	-	8	(1,989)
Selling expenses	(1,262)	-	19	(1,243)
Other operating results, net	(114)	106	(10)	(18)
(Loss)/ profit from operations	(10,415)	(115)	(85)	(10,615)
Share of profit of associates and joint ventures	(2,267)	-	(385)	(2,652)
Segment (loss)/ profit before financing and taxation	(12,682)	(115)	(470)	(13,267)

	For the fiscal year ended June 30, 2020
	Total	Adjustment for	Adjustment for	Total as per
	segment	expenses and	share of	statement of
	reporting	collective	(profit)/ loss	comprehensive
		promotion	of joint	income
		fund (1)	ventures
	(in millions of ARS)
Revenue	12,951	4,672	(91)	17,532
Costs	(1,378)	(4,851)	70	(6,159)
Gross profit/ (loss)	11,573	(179)	(21)	11,373
Net gain / (loss) from fair value for adjustments of investment properties	38,134	-	(394)	37,740
General and administrative expenses	(1,849)	-	15	(1,834)
Selling expenses	(1,269)	-	27	(1,242)
Other operating results, net	79	90	24	193
Gross profit/ (loss) from operations	46,668	(89)	(349)	46,230
Share of profit of associates and joint ventures	5	-	262	267
Segment profit/ (loss) before financing and taxation	46,673	(89)	(87)	46,497

	For the fiscal year ended June 30, 2019
	Total	Adjustment for	Adjustment for	Total as per
	segment	expenses and	share of	statement of
	reporting	collective	(profit)/ loss	comprehensive
		promotion	of joint	income
		fund (1)	ventures
	(in millions of ARS)
Revenue	16,407	5,572	(146)	21,833
Costs	(1,634)	(5,789)	86	(7,337)
Gross profit/ (loss)	14,773	(217)	(60)	14,496
Net (loss) / gain from fair value for adjustments of investment properties	(56,778)	-	1,258	(55,520)
General and administrative expenses	(2,001)	-	5	(1,996)
Selling expenses	(980)	-	9	(971)
Other operating results, net	(641)	121	4	(516)
(Loss) from operations	(45,627)	(96)	1,216	(44,507)
Share of profit of associates and joint ventures	231	-	(1,099)	(868)
Segment (loss) before financing and taxation	(45,396)	(96)	117	(45,375)

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

Results of operations for the fiscal years ended June 30, 2021 and 2020

Revenue

	Fiscal year ended June 30, 2021
	Income	Expenses and	Interest in	Information by
	statement (1)	collective	joint	Segment (2)
		promotion fund	ventures
	(in millions of ARS)
Shopping Malls	7,961	(2,669)	29	5,321
Offices	2,935	(242)	22	2,715
Sales and Developments	78	-	-	78
Others	29	-	-	29
Total revenue	11,003	(2,911)	51	8,143

(1) Includes ARS 8,092 million in revenue from sales, rentals and services and ARS 2,911 million in income from the Expenses and Collective Promotion Fund.

(2) See Note 6 to our Audited Consolidated Financial Statements.

	Fiscal year ended June 30, 2020
	Income	Expenses and	Interest in	Information by
	statement (1)	collective	joint	Segment (2)
		promotion fund	ventures
	(in millions of ARS)
Shopping Malls	13,135	(4,298)	78	8,915
Offices	3,838	(374)	13	3,477
Sales and Developments	466	-	-	466
Others	93	-	-	93
Total revenue	17,532	(4,672)	91	12,951

(1) Includes ARS 12,860 million in revenue from sales, rentals and services and ARS 4,672 million in income from the Expenses and Collective Promotion Fund.

(2) See Note 6 to our Audited Consolidated Financial Statements.

Revenue from sales, rentals and services, expenses and collective promotion fund, as reported in the Statement of Comprehensive Income, decreased by 37.2%, from ARS 17,532 million during fiscal year 2020 to ARS 11,003 million during fiscal year 2021.

Revenue from expenses and collective promotion fund decreased by 37.7%, from ARS 4,672 million (out of which ARS 4,298 million are allocated to the Shopping Malls segment whereas ARS 374 million are allocated to the Offices segment) during fiscal year 2020 to ARS 2,911 million (out of which ARS 2,668 million are allocated to the Shopping Malls segment and ARS 242 million to the Offices segment) during fiscal year 2021.

Revenue from our joint ventures decreased by 44.0%, from ARS 91 million during fiscal year 2020 to ARS 51 million during fiscal year 2021. The breakdown of amounts allocated to the segments is as follows: ARS 79 million are allocated to the Shopping Malls segment and ARS 12 million are allocated to the Offices segment during fiscal year 2020 whereas during fiscal year 2021, ARS 29 million are allocated to the Shopping Malls segment and ARS 22 million are allocated to the Offices segment.

Based on the information by segments (considering revenue derived from our joint ventures, without considering revenue from expenses and collective promotion fund, and intersegment revenue), revenue decreased by 37.1%, from ARS 12,951 million during fiscal year 2020 to ARS 8,143 million during fiscal year 2021. This decrease was mainly attributable to: (i) a decrease of ARS 3,594 million in revenue from the Shopping Malls segment (out of which ARS 51 million were generated in the results of our joint ventures); (ii) a decrease of ARS 762 million in revenue from the Offices segment (which include a decrease of ARS 10 million generated in the results of our joint ventures); (iii) a decrease of ARS 388 million in revenue from the Sales and Developments segment and; (iv) a decrease of ARS 64 million in revenue from the Others segment.

•	Shopping Malls. Revenue from the Shopping Malls segment decreased by 40.3%, from ARS 8,915 million during fiscal year 2020 to ARS 5,321 million during fiscal year 2021. This decrease is mainly attributable to the closing of the Shopping Malls as a consequence of the COVID 19 pandemic, which had an impact in the fiscal year 2021, generating: (i) a decrease of ARS 2,324 million in revenue base rent; (ii) a decrease of ARS 782 million in revenue contingent rent; (iii) a decrease of ARS 567 million in admission rights; (iv) a decrease of ARS 408 million in parking fees; partially offset by, (v) an increase of ARS 496 million in the revenue from averaging of scheduled rent escalation.

•

Offices. Revenue from the Offices segment decreased by 21.9%, from ARS 3,477 million in fiscal year 2020 to ARS 2,715 million during fiscal year 2021, mainly attributable to: (i) a decrease of ARS 752 million in revenue base rent; (ii) a decrease of ARS 42 million in the revenue from averaging of scheduled rent escalation; (iii) a decrease in the total amount of office space available for rent due to the disposal of Bouchard 710 and Bank Boston Tower, during during the fiscal year 2021; partially offset by, (iv) an increase of ARS 40 million in Others.

•	Sales and Developments. Revenue from the Sales and Developments segment often vary significantly from year to year due to the non-recurrence of different sales transactions carried out by the Company over time. Revenue from the Sales and Developments segment recorded a decrease of ARS 388 million, from ARS 466 million during fiscal year 2020 to ARS 78 million in fiscal year 2021, mainly resulting from the non-recurrence of COTO’s air space barter arrangement signed during 2020.

•	Others. Revenue from the Others segment decreased by 68.8%, from ARS 93 million during fiscal year 2020 to ARS 29 million during fiscal year 2021, mainly resulting from decline in activity of La Arena S.A and La Rural S.A. - OFC S.R.L. - Ogden S.A - Entretenimiento Universal S.A. - Unión transitoria - (as administrator of the Centro de Convenciones y Exposiciones of the City of Buenos Aires) due to the suspension of conferences and events.

Costs

	Fiscal year ended June 30, 2021
	Income	Expenses and	Interest in	Information by
	statement	collective	joint	Segment (1)
		promotion fund	ventures
	(in millions of ARS)
Shopping Malls	(3,735)	2,884	(14)	(865)
Offices	(408)	248	(56)	(216)
Sales and Developments	(63)	-	-	(63)
Others	(216)	-	-	(216)
Total costs	(4,422)	3,132	(70)	(1,360)

(1) See Note 6 to our Audited Consolidated Financial Statements.

	Fiscal year ended June 30, 2020
	Income	Expenses and	Interest in	Information by
	statement	collective	joint	Segment (1)
		promotion fund	ventures
	(in millions of ARS)
Shopping Malls	(5,304)	4,464	(11)	(851)
Offices	(537)	387	(59)	(209)
Sales and Developments	(185)	-	-	(185)
Others	(133)	-	-	(133)
Total costs	(6,159)	4,851	(70)	(1,378)

(1) See Note 6 to our Audited Consolidated Financial Statements.

Total costs according to the Statement of Comprehensive Income, decreased by 28.2%, from ARS 6,159 million during fiscal year 2020 to ARS 4,422 million during fiscal year 2021. Furthermore, total costs, measured as a percentage of total revenue, increased from 35.1% during fiscal year 2020 to 40.1% during fiscal year 2021.

Costs related to expenses and collective promotion fund decreased by 35.4% from ARS 4,851 million during fiscal year 2020 to ARS 3,132 million during fiscal year 2021, mainly resulting from a decrease in expenses and collective promotion fund originated by shopping malls, which decreased by 164.6%, from ARS 4,464 million during fiscal year 2020 to ARS 2,884 million during fiscal year 2021. Likewise, expenses originated by the Offices segment, decreased by ARS 139 million, from ARS 387 million during fiscal year 2020 to ARS 248 million during fiscal year 2021.

Costs from our joint ventures were ARS 70 million (out of which ARS 11 million are allocated to the Shopping Malls segment and ARS 59 million are allocated to the Offices segment) during fiscal year 2020 and 2021 (out of which ARS 14 million are allocated to the Shopping Malls segment and ARS 56 million are allocated to the Offices segment)

Therefore, based on the information by segments (considering costs revenue derived from our joint ventures, without considering costs revenue from expenses and collective promotion fund, and intersegment costs), costs reported a decrease of 1.3%, from ARS 1,378 million during fiscal year 2020 to ARS 1,360 million during fiscal year 2021. Total costs, measured as a percentage of total revenue, pursuant to the information by segments, increased from 10.6% during fiscal year 2020 to 16.7% during fiscal year 2021

•	Shopping Malls. Costs from Shopping Malls segment increased by 1.6%, from ARS 851 million during fiscal year 2020 to ARS 865 million during fiscal year 2021, mainly due to: (i) an increase in rentals and expenses of ARS 142 million (mainly resulting from the absorption of expenses deficit during the current fiscal year); and (ii) an increase in taxes, rates and contributions of ARS 24 million; partially offset by (iii) a decrease in expenses for maintenance, security, cleaning, repairs and other of ARS 140 million and, (iv) a decrease in fees and payments for services of ARS 13 million. Costs from Shopping Malls segment, measured as a percentage of the revenue from this segment, increased from 9.5% during fiscal year 2020 to 16.3% during fiscal year 2021.

•	Offices. Costs from Offices segment increased by 3.3%, from ARS 209 million during fiscal year 2020 to ARS 216 million during fiscal year 2021, mainly due to: (i) an increase in charge salaries, social security costs and other personnel administrative expenses of ARS 9 million; (ii) an increase in fees and payments for services of ARS 4 million, partially offset by; (iii) a decrease in depreciation and amortization of ARS 10 million. Costs from Offices segment, measured as a percentage of the revenue from this segment, increased from 6.0% during fiscal year 2020 to 8.0% during fiscal year 2021.

•	Sales and Developments. Costs from Sales and Developments segment decreased by ARS 122 million, from ARS 185 million during fiscal year 2020 to ARS 63 million during fiscal year 2021, mainly due to the non-recurrence of fees and payments for services for a total of ARS 82 related to the development of Polo Dot during the fiscal year 2020. The costs of the Sales and Developments segment, measured as a percentage of revenue from this segment, increased from 39.7% during fiscal year 2020 to 80.8% during fiscal year 2021.

•	Others. Costs from Others segment increased during fiscal year 2021, mainly due to an increase in fees and payments for services and an increase in charge salaries, social security costs and other personnel administrative expenses related to the development and implementation of Appa Shops.

Gross profit

	Fiscal year ended June 30, 2021
	Income	Expenses and	Interest in	Information by
	statement	collective	joint	Segment (1)
		promotion fund	ventures
	(in millions of ARS)
Shopping Malls	4,226	215	15	4,456
Offices	2,527	6	(34)	2,499
Sales and Developments	15	-	-	15
Others	(187)	-	-	(187)
Total gross profit	6,581	221	(19)	6,783

(1) See Note 6 to our Audited Consolidated Financial Statements.

	Fiscal year ended June 30, 2020
	Income	Expenses and	Interest in	Information by
	statement	collective	joint	Segment (1)
		promotion fund	ventures
	(in millions of ARS)
Shopping Malls	7,831	166	67	8,064
Offices	3,301	13	(46)	3,268
Sales and Developments	281	-	-	281
Others	(40)	-	-	(40)
Total gross profit	11,373	179	21	11,573

(1) See Note 6 to our Audited Consolidated Financial Statements.

Gross profit according to the Statement of Comprehensive Income, decreased by 42.1%, from ARS 11,373 million, during fiscal year 2020, to ARS 6,581 million during fiscal year 2021. The total consolidated gross profit, measured as a percentage of total profit, decreased from 64.9% during fiscal year 2020 to 59.8% during fiscal year 2021.

Gross profit/(loss) from expenses and collective promotion fund decreased by 24.0%, from a loss of ARS 179 million (out of which the amount of ARS 167 million is allocated to the Shopping Malls segment and the amount of ARS 12 million is allocated to the Offices segment) during fiscal year 2020 to a loss of ARS 221 million (out of which a loss of ARS 216 million is allocated to the Shopping Malls segment and a loss of ARS 5 million is allocated to the Offices segment) during fiscal year 2021.

Gross profit from our joint ventures decreased ARS 40 million, from ARS 21 million profit (out of which the amount of ARS 68 million (profit) is allocated to the Shopping Malls segment and the amount of ARS 47 million (loss) is allocated to the Offices segment) during fiscal year 2020 to ARS 19 million loss (out of which the amount of ARS 15 million (profit) is allocated to the Shopping Malls segment whereas the amount of ARS 34 million (loss) is allocated to the Offices segment) during fiscal year 2021.

Therefore, based on the information by segments, gross profit (considering the gross profit/(loss) from our joint ventures and without considering the gross profit/(loss) associated with expenses and the collective promotion fund or gross profit from inter-segment), decreased by 41.4%, from ARS 11,573 million during fiscal year 2020 to ARS 6,783 million during fiscal year 2021. Total gross profit, measured as a percentage of total revenue, decreased from 89.4% during fiscal year 2020 to 83.3% during fiscal year 2021.

•	Shopping Malls. Gross profit from the Shopping Malls segment decreased by 44.7%, from ARS 8,064 million during fiscal year 2020 to ARS 4,456 million for fiscal year 2021, mainly as a result of the COVID 19 pandemic, which had an impact in the fiscal year 2021. Gross profit from the Shopping Malls segment, measured as a percentage of the segment revenue, decreased from 90.5% during fiscal year 2020 to 83.7% during fiscal year 2021.

•

Offices. Gross profit from the Offices segment decreased by 23.5% from ARS 3,268 million during fiscal year 2020 to ARS 2,499 million during fiscal year 2021, mainly due to lower revenue from rentals of Bouchard 710 and Bank Boston Tower, sold during 2021. Gross profit from the Offices segment, measured as percentage of revenue from this segment, decreased from 94.0% during fiscal year 2020 to 92.0% during fiscal year 2021.

•	Sales and Developments. Gross profit from the Sales and Developments segment decreased by 94.7% from ARS 281 million during fiscal year 2020 to ARS 15 million during fiscal year 2021, mainly due to the non-recurrence of COTO’s air space barter arrangement signed during 2020. Gross profit from the Sales and Developments segment, measured as percentage of revenue from this segment, decreased from 60.3% during fiscal year 2020 to 19.2% for fiscal year 2021.

•	Others. Gross loss from the Others segment experienced an increased by 367.5% from a loss of ARS 40 million during fiscal year 2020 to a loss of ARS 187 million during fiscal year 2021, mainly as a result of a reduction in revenue as a consequence of a decline in activity and cost incurred for the development and implementation of Appa Shops.

Net gain from fair value adjustments of investment properties

	Fiscal year ended June 30, 2021
	Income	Expenses and	Interest in	Information by
	statement	collective	joint	Segment (1)
		promotion fund	ventures
	(in millions of ARS)
Shopping Malls	(20,187)	-	(155)	(20,342)
Offices	2,079	-	276	2,355
Sales and Developments	4,131	-	-	4,131
Others	31	-	-	31
Net (loss)/ gain from fair value of investment properties	(13,946)	-	121	(13,825)

(1) See Note 6 to our Audited Consolidated Financial Statements.

	Fiscal year ended June 30, 2020
	Income	Expenses and	Interest in	Information by
	statement	collective	joint	Segment (1)
		promotion fund	ventures
	(in millions of ARS)
Shopping Malls	(3,107)	-	(55)	(3,162)
Offices	33,905	-	449	34,354
Sales and Developments	7,148	-	-	7,148
Others	(206)	-	-	(206)
Net gain from fair value of investment properties	37,740	-	394	38,134

(1) See Note 6 to our Audited Consolidated Financial Statements.

Net result from fair value adjustments of investment properties for the fiscal year ended June 30, 2021 was a loss of ARS 13,825 million (a loss of ARS 20,342 million from our Shopping Malls segment; a gain of ARS 4,131 million from the Sales and Developments segment; a gain of ARS 2,355 million from the Offices segment and a gain of ARS 31 from Others segment). The net impact in the peso values of our shopping malls was primarily a consequence of:

(i)	an increase in the income tax rate from 25% to 35%, with a consequent decrease in the projected cash flows.

(ii)

between June 30, 2020 to June 30, 2021, the Argentinian peso depreciated 36% against U.S. dollar (from ARS 70.26 per U.S. dollar to ARS 95.52 per U.S. dollar), which generated a reduction in the projected cash flows as measured in U.S. dollar terms from our Shopping Malls segment

(iii)	an increase of 135 basis points in the discount rate, that is used to discount the projected cash flows from the Shopping Malls segment.

The Argentine office market is a liquid market, in which a significant volume of counterparties participates and frequently carries out purchase and sale transactions. This approach provides for observable sales price that are relevant and representative in the market. Furthermore, lease agreements are denominated in dollars for an average term of 3 years, with the current business thus generating a stable cash flow in dollars. In this sense, the “Market approach” technique is used (market comparable values) for the determination of the fair value of these segments, with the value per square meter being the most representative input.

Real estate transactions in Argentina have historically been priced in U.S. dollars and transacted in dollars. Nonetheless, in the wake of the high demand for dollars of the retail private sector, on September 1, 2019, the Argentine government, and the Argentine Central Bank implemented new exchange controls and restrictions. In consequence, the most likely scenario is that any office building sale would be settled in pesos or in dual-traded Argentine bonds for the amount resulting from taking the dollar amount the building is priced at and translating it using the BCS rate or a rate that approximates the BCS rate (which is supported by how the market transactions that occurred during the presented periods were settled). Consequently, the most probable scenario is that any sale of office buildings/land reserves will be settled in pesos at an implicit exchange rate higher than the official one, which was reflected in the operations carried out by the Company during the fiscal year. Therefore, the Company has valued its office buildings in pesos at the end of the fiscal year considering the situation described above, but such increase in valuation was partially offset by the inflation adjustment during the fiscal year, as a result we recognized a gain of ARS 2,355 million with respect to the values previously recorded.

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

General and administrative expense

	Fiscal year ended June 30, 2021
	Income	Expenses and	Interest in	Information by
	statement	collective	joint	Segment (1)
		promotion fund	ventures
	(in millions of ARS)
Shopping Malls	(1,428)	-	(4)	(1,432)
Offices	(360)	-	(4)	(364)
Sales and Developments	(144)	-	-	(144)
Others	(57)	-	-	(57)
Total general and administrative expenses	(1,989)	-	(8)	(1,997)

(1) See Note 6 to our Audited Consolidated Financial Statements.

	Fiscal year ended June 30, 2020
	Income	Expenses and	Interest in	Information by
	statement	collective	joint	Segment (1)
		promotion fund	ventures
	(in millions of ARS)
Shopping Malls	(1,234)	-	(12)	(1,246)
Offices	(312)	-	(3)	(315)
Sales and Developments	(125)	-	-	(125)
Others	(163)	-	-	(163)
Total general and administrative expenses	(1,834)	-	(15)	(1,849)

(1) See Note 6 to our Audited Consolidated Financial Statements.

General and administrative expenses, according to the Statement of Comprehensive Income increased by 8.5%, from ARS 1,834 million during fiscal year 2020 to ARS 1,989 million during fiscal year 2021. Total General and administrative expenses, measured as a percentage of total revenue, increased from 10.5% during fiscal year 2020 to 18.1% during fiscal year 2021.

General and administrative expenses from our joint ventures recorded a decrease of ARS 7 million, from ARS 15 million (out of which the amount of ARS 12 million is allocated to the Shopping Malls segment whereas ARS 3 million are allocated to the Offices segment) during fiscal year 2020 to ARS 8 million (out of which ARS 5 million are allocated to the Shopping Malls segment and ARS 3 million are allocated to the Offices segment) during fiscal year 2021.

Therefore, General and administrative expenses (considering administrative expenses from our joint ventures and the intersegment elimination), increased by 8%, from ARS 1,849 million during fiscal year 2020 to ARS 1,997 million during fiscal year 2021, mainly attributable to: (i) an increase of ARS 186 million in General and administrative expenses from the Shopping Malls segment; (ii) an increase of ARS 49 million in General and administrative expenses from the Offices; (iii) an increase of ARS 19 million in General and administrative expenses segment from the Sales and Developments segment; partially offset by, (iv) a decrease of ARS 106 million in the General and administrative expenses from the Others segment. According to the information by segments, the General and administrative expenses, measured as a percentage of revenue, increased from 14.3%, during fiscal year 2020 to 24.5% during fiscal year 2021.

•

Shopping Malls. General and administrative expenses of Shopping Malls increased by 14.9%, from ARS 1,246 million during fiscal year 2020 to ARS 1,432 million during fiscal year 2021, mainly as a result of: (i) an increase in fees payable to directors of ARS 175 million; (ii) an increase in salaries, social security costs and other personnel administrative expenses of ARS 75 million; (iii) an increase in taxes, rates and contributions of ARS 9 million; partially offset by: (iv) a decrease of ARS 61 million in fees and payments for services. Administrative expenses of Shopping Malls, measured as a percentage of revenue from such segment, increased from 14.0% during fiscal year 2020 to 26.9% during fiscal year 2021.

•	Offices. General and administrative expenses of the Offices segment increased by 15.6% from ARS 315 million during fiscal year 2020 to ARS 364 million during fiscal year 2021, mainly as a result of: (i) an increase of ARS 47 million in fees payable to directors; (ii) an increase of ARS 20 million in salaries, social security costs and other personnel administrative expenses, partially offset by; (iii) a decrease of ARS 14 million in fees and payments for services. Administrative expenses of the Offices segment, measured as a percentage of the revenue from such segment, increased from 9.1% during fiscal year 2020 to 13.4% during fiscal year 2021.

•	Sales and Developments. General and administrative expenses of the Sales and Developments segment increased by ARS 19 million, from ARS 125 million during fiscal year 2020 to ARS 144 million during fiscal year 2021, mainly as a result of: (i) an increase of ARS 19 million in fees payable to directors; (ii) an increase of ARS 8 million in salaries, social security costs and other personnel administrative expenses, partially offset by; (iii) a decrease of ARS 5 million in fees and payments for services. Administrative expenses of the Sales and Developments segment, measured as a percentage of revenue from this segment, increased from 26.8% during fiscal year 2020 to 184.6% during fiscal year 2021.

•	Others. General and administrative expenses of the Others segment decreased by ARS 106 million, from ARS 163 million during fiscal year 2020 to ARS 57 million during fiscal year 2021.

Selling expenses

	Fiscal year ended June 30, 2021
	Income	Expenses and	Interest in	Information by
	statement	collective	joint	Segment (1)
		promotion fund	ventures
	(in millions of ARS)
Shopping Malls	(433)	-	(18)	(451)
Offices	(184)	-	(1)	(185)
Sales and Developments	(618)	-	-	(618)
Others	(8)	-	-	(8)
Total selling expenses	(1,243)	-	(19)	(1,262)

(1) See Note 6 to our Audited Consolidated Financial Statements.

	Fiscal year ended June 30, 2020
	Income	Expenses and	Interest in	Information by
	statement	collective	joint	Segment (1)
		promotion fund	ventures
	(in millions of ARS)
Shopping Malls	(1,040)	-	(25)	(1,065)
Offices	(110)	-	(2)	(112)
Sales and Developments	(78)	-	-	(78)
Others	(14)	-	-	(14)
Total selling expenses	(1,242)	-	(27)	(1,269)

(1) See Note 6 to our Audited Consolidated Financial Statements.

Selling expenses, according to the Statement of Comprehensive Income, slightly increased by 0.1%, from ARS 1,242 million during fiscal year 2020 to ARS 1,243 million during fiscal year 2021. Selling expenses, measured as a percentage of revenue, increased from 7.1% during fiscal year 2020 to 11.3% during fiscal year 2021.

Selling expenses of our joint ventures decreased by ARS 8 million, from ARS 27 million during fiscal year 2020 (out of which ARS 25 million are allocated to the Shopping Malls segment and ARS 2 million to the Offices segment) to ARS 19 million during fiscal year 2021 (out of which ARS 18 million are allocated to the Shopping Malls segment and ARS 1 million to the Offices segment).

Therefore, based on the information by segments (considering selling expenses of our joint ventures and the intersegment eliminations), selling expenses decreased by 0.6%, from ARS 1,269 million during fiscal year 2020 to ARS 1,262 million during fiscal year 2021, mainly as a result of: (i) a decrease of ARS 614 million in selling expenses of the Shopping Malls segment and; (ii) a decrease of ARS 6 million in selling expenses of the Others segment; offset by; (iii) an increase of ARS 540 million in selling expenses of the Sales and Developments segment and; (iv) an increase of ARS 73 million in selling expenses of the Offices segment. Selling expenses (considering selling expenses of our joint ventures and the intersegment eliminations), measured as a percentage of total revenue, increased from 9.8% during fiscal year 2020 to 15.5% during fiscal year 2021.

•

Shopping Malls. Selling expenses of the Shopping Malls segment decreased by 57.7%, from ARS 1,065 million during fiscal year 2020 to ARS 451 million during fiscal year 2021, mainly as a result of: (i) a decrease in the charge of taxes, rates and contributions of ARS 287 million; (ii) a decrease of ARS 276 million in allowance for doubtful accounts and, (iii) a decrease in the charge for advertising and other selling expenses of ARS 29 million. Selling expenses, measured as a percentage of revenue from the Shopping Malls segment, decreased from 11.9% during fiscal year 2020 to 8.5% during fiscal year 2021.

•	Offices. Selling expenses of the Offices segment increased by 65.2% from ARS 112 million during fiscal year 2020 to ARS 185 million during fiscal year 2021, mainly as a result of: (i) an increase in the charge for taxes, rates and contributions of ARS 61 million; (ii) an increase of ARS 15 million in the charge for doubtful accounts; partially offset by: (iii) a decrease in salaries, social security costs and other personnel of ARS 4 million. Selling expenses of the Offices segment, measured as a percentage of the revenue from such segment, increased from 3.2% during fiscal year 2020 to 6.8% during fiscal year 2021.

•	Sales and Developments. Selling expenses of our Sales and Developments segment recorded a ARS 540 million increase, from ARS 78 million during fiscal year 2020 to ARS 618 million during fiscal year 2021, mainly as a result of: (i) an increase of ARS 314 million in the charge for taxes, rates and contributions and, (ii) an increase of ARS 234 million in fees and payments for services; mainly related to the sale of Bouchard 710 and Bank Boston Tower.

•	Others. Selling expenses of the Others segment decrease by 42.9%, from ARS 14 million during fiscal year 2020 to ARS 8 million during fiscal year 2021, mainly as a result of: (i) a decrease in taxes, rates and contributions of ARS 5 million; (ii) a decrease in the charge for allowance for doubtful accounts of ARS 4 million, and (iii) a decrease in fees and payments for services of ARS 2 million. Selling expenses of the Others segment, measured as a percentage of revenue from such segment, increased from 15.1% during fiscal year 2020 to 27.6% during fiscal year 2021.

Other operating results, net

	Fiscal year ended June 30, 2021
	Income	Expenses and	Interest in	Information by
	statement	collective	joint	segment (1)
		promotion fund	ventures
	(in millions of ARS)
Shopping Malls	(24)	(104)	2	(126)
Offices	2	(2)	8	8
Sales and Developments	3	-	-	3
Others	1	-	-	1
Total other operating results, net	(18)	(106)	10	(114)

(1) See Note 6 to our Audited Consolidated Financial Statements.

	Fiscal year ended June 30, 2020
	Income	Expenses and	Interest in	Information by
	statement	collective	joint	segment (1)
		promotion fund	ventures
	(in millions of ARS)
Shopping Malls	109	(85)	2	26
Offices	(3)	(5)	(26)	(34)
Sales and Developments	(9)	-	-	(9)
Others	96	-	-	96
Total other operating results, net	193	(90)	(24)	79

(1) See Note 6 to our Audited Consolidated Financial Statements.

Other operating results, net, according to the income statement, recorded a variation from a profit of ARS 193 million during fiscal year 2020 to a loss of ARS 18 million during fiscal year 2021. The other operating results, net, measured as a percentage of total revenue, recorded a variation from 1.1% during fiscal year 2020 to (0.2)% during fiscal year 2021.

The other operating results, net, from our joint ventures recorded a variation from a loss of ARS 24 million (out of which ARS 2 million profit were allocated to the Shopping Malls segment and ARS 26 million loss were allocated to the Offices segment) during fiscal year 2020 to a profit of ARS 10 million (out of which ARS 2 million profit were allocated to the Shopping Malls segment and ARS 8 million profit were allocated to the Offices segment) during fiscal year 2021.

Therefore, based on the information by segments, (considering our interest in joint ventures and the intersegment eliminations) the other operating results, net, recorded a variation of ARS 193 million, from a profit of ARS 79 million during fiscal year 2020 to a loss of ARS 114 million during fiscal year 2021, mainly as a result of: (i) a decrease of ARS 152 million in other operating results, net, of the Shopping Malls segment; (ii) a decrease of ARS 95 million in other operating results, net, of the Others segment, partially offset by (iii) an increase of ARS 42 million in other operating results, net, of the Offices segment, and (iv) an increase of ARS 12 million in other operating results, net, of the Sales and Developments segment. Other operating results, net, measured as a percentage of revenue (considering other operating results from our joint ventures and the intersegment eliminations) recorded a variation from 0.6% during fiscal year 2020 to (1.4)% during fiscal year 2021.

•	Shopping Malls. Other operating results, net, from the Shopping Malls segment went from a profit of ARS 26 million during fiscal year 2020 to a loss of ARS 126 million during fiscal year 2021, mainly as a result of: (i) a decrease of ARS 163 million in interest generated by operating credits and, (ii) a decrease of ARS 12 million in management fees, partially offset by; (iii) a decrease of ARS 14 million in the loss for lawsuits and others. Other operating results, net, of this segment, measured as a percentage of revenue of this segment went from 0.3% during fiscal year 2020 to (2.4%) during fiscal year 2021.

•	Offices. Other operating results, net, of the Offices segment went from a loss of ARS 34 million during fiscal year 2020 to a profit of ARS 8 million during fiscal year 2021, mainly attributable to (i) an increase of ARS 37 million in others, partially offset by; (ii) lower donations of ARS 5 million. Other operating results, net, of this segment, measured as a percentage of revenue from this segment, recorded a variation from (1.0)% during fiscal year 2020 to 0.3% during fiscal year 2021.

•	Sales and Developments. Other operating results, net, of the Sales and Development segment went from a loss of ARS 9 million during fiscal year 2020 to a profit of ARS 3 million during fiscal year 2021, mainly attributable to an increase of ARS 10 million in others. Other operating results, net, of this segment, measured as a percentage of revenue from this segment, went from (1.9%) during fiscal year 2020 to 3.8% during fiscal year 2021.

•	Others. Other operating results, net, of the Others segment decreased by ARS 95 million, from a profit of ARS 96 million during fiscal year 2020 to a profit of ARS 1 million during fiscal year 2021, mainly attributable to the income related to the canon of La Rural S.A..

Profit from operations

	Fiscal year ended June 30, 2021
	Income	Expenses and	Interest in joint	Information by
	statement	collective	ventures	segment (1)
		promotion fund
	(in millions of ARS)
Shopping Malls	(17,846)	111	(160)	(17,895)
Offices	4,064	4	245	4,313
Sales and Developments	3,387	-	-	3,387
Others	(220)	-	-	(220)
Total loss/ profit from operations	(10,615)	115	85	(10,415)

(1) See Note 6 to our Audited Consolidated Financial Statements.

	Fiscal year ended June 30, 2020
	Income	Expenses and	Interest in joint	Information by
	statement	collective	ventures	segment (1)
		promotion fund
	(in millions of ARS)
Shopping Malls	2,558	82	(23)	2,617
Offices	36,782	7	372	37,161
Sales and Developments	7,217	-	-	7,217
Others	(327)	-	-	(327)
Total profit/ loss from operations	46,230	89	349	46,668

(1) See Note 6 to our Audited Consolidated Financial Statements.

Total results for operations, according to the Statement of Comprehensive Income, went from a profit of ARS 46,230 million during fiscal year 2020 to a loss of ARS 10,615 million during fiscal year 2021.

Operating results of our joint ventures went from a profit of ARS 349 million (out of which ARS 370 million (gain) are allocated to the Offices segment, and ARS 21 million (loss) in the Shopping Malls segment) during fiscal year 2020 to a profit of ARS 85 million (out of which ARS 160 million (loss) are allocated to the Offices segment and ARS 245 million (profit) million are allocated to the Shopping Malls segment) during fiscal year 2021.

Therefore, based on the information by segments (considering revenue from our joint ventures and without considering revenue from expenses and the collective promotion fund or revenue from inter-segment transactions), operating results went from a profit of ARS 46,668 million during fiscal year 2020 to a loss of ARS 10,415 million during fiscal year 2021, mainly as a result of: (i) a variation in the Shopping Malls segment of ARS 15,691 million; (ii) a variation in the Offices segment of ARS 33,492; (iii) a variation in the Sales and Developments segment of ARS 8,263 million and (iv) a variation in the Others segment of ARS 106 million.

•	Shopping Malls. The operating results of the Shopping Malls segment recorded a variation from a profit of ARS 2,617 million during fiscal year 2020 to a loss of ARS 17,895 million during fiscal year 2021.

•	Offices. The operating results of the Offices segment decreased from ARS 37,161 million profit during fiscal year 2020 to ARS 4,313 million profit during fiscal year 2021.

•	Sales and Developments. The operating results of the Sales and Developments segment decreased from ARS 7,217 million profit during fiscal year 2020 to ARS 3,387 million during fiscal year 2021.

•	Others. The operating results of the Others segment recorded a decrease in the loss, from ARS 327 million during fiscal year 2020 to a loss of ARS 220 million during fiscal year 2021.

Share of profit of associates and joint ventures

The share of profit / (loss) of associates and joint ventures went from a profit of ARS 267 million during fiscal year 2020 to a loss of ARS 2,652 million during fiscal year 2021. This variation was mainly due to: (i) a decrease of ARS 535 million from our Offices segment; (ii) a decrease of ARS 112 million from our Shopping Malls segment; and (iii) a decrease of ARS 1,644 million from our Others segment.

•	Shopping Malls. The share of profit/ (loss) of associates and joint ventures of the Shopping Malls segment decreased by ARS 112 million, from a loss of ARS 14 million during fiscal year 2020 to a loss of ARS 126 million during fiscal year 2021, as a result of our investment in Nuevo Puerto Santa Fe S.A. mainly because of the impact on result from fair value of investment properties.

•	Offices. The share of profit/(loss) of associates and joint ventures of the Offices segment decreased by ARS 535 million, from a profit of ARS 276 million during fiscal year 2020 to a loss of ARS 259 million during fiscal year 2021, from our investment in Quality Invest S.A., mainly because of the impact on result from fair value of investment properties.

•	Others. The share of profit/(loss) of associates and joint ventures of the Others segment decreased by ARS 2,272 million, from a loss of ARS 5 million during fiscal year 2020 to ARS 2,267 million during fiscal year 2021, mainly due to our investment in TGLT S.A.

Financial results, net

Financial results, net, recorded a variation of ARS 15,475 million, from a loss of ARS 11,159 million during fiscal year 2020 to a profit of ARS 4,316 million during fiscal year 2021.

•	This variation in Financial results, net is mainly attributable to: (i) the variation of Foreign exchange, net, from a net loss of ARS 7,011 million during fiscal year 2020 to a net profit of ARS 3,451 million during fiscal year 2021; (ii) an increase in the profit on assets valued at fair value of ARS 4,281 million, from ARS 186 during fiscal year 2020 to ARS 4,467 million during fiscal year 2021; (iii) a variation of ARS 1,670 million in profit/(loss) in inflation adjustments, that went from a loss of ARS 115 million during fiscal year 2020 to a gain of ARS 1,555 million during fiscal year 2021, partially offset by: (iv) a decrease in net interest expense, that went from ARS 3,759 million during fiscal year 2020 to ARS 4,157 million during fiscal year 2021.

Income tax expense

Income tax charge increased by 68.3%, from a loss of ARS 8,072 million in fiscal year 2020 to a loss of ARS 13,586 million in fiscal year 2021.

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

Due to the enactment of Law 27,630 published in the Official Gazette on June 16, 2021 and effective for the years beginning on January 1, 2021, the current rates for corporate income tax are modified according to the following scale:

Accumulated net taxable profit		Will pay	More %	On the surplus of
More of	To
-	5,000,000	-	25%	-
5,000,000	50,000,000	1,250,000	30%	5,000,000
50,000,000	Onwards	14,750,000	35%	50,000,000

The amounts provided in the scale will be adjusted annually, as of January 1, 2022, considering the annual variation of the Consumer Price Index (CPI), corresponding to the month of October of the year prior to the adjustment, with respect to the same month from the previous year. The amounts determined by application of the described mechanism will be applicable for the fiscal years that begin after each update.

Total profit for the year

As a result of the factors described above, profit/(loss) for fiscal year 2021 decreased by ARS 49,803 million, from a profit of ARS 27,266 million during fiscal year 2020 to a loss of ARS 22,537 million during fiscal year 2021. Profit/(loss) attributable to shareholders of the controlling company decreased by ARS 47,601 million, from a profit of ARS 25,668 million during fiscal year 2020 to a loss of ARS 21,933 million during fiscal year 2021. Profit/(loss) attributable to non-controlling interest decreased by ARS 2,202 million, from a profit of ARS 1,598 million during fiscal year 2020 to a loss of ARS 604 million during fiscal year 2021.

Results of operations for the fiscal years ended June 30, 2020 and 2019

Revenue

	Fiscal year ended June 30, 2020
	Income	Expenses and	Interest in	Information by
	statement (1)	collective	joint	Segment (2)
		promotion fund	ventures
	(in millions of ARS)
Shopping Malls	13,135	(4,298)	78	8,915
Offices	3,838	(374)	13	3,477
Sales and Developments	466	-	-	466
Others	93	-	-	93
Total revenue	17,532	(4,672)	91	12,951

(1) Includes ARS 12,860 million in revenue from sales, rentals and services and ARS 4,672 million in income from the Expenses and Collective Promotion Fund.

(2) See Note 6 to our Audited Consolidated Financial Statements.

	Fiscal year ended June 30, 2019
	Income	Expenses and	Interest in	Information by
	statement (1)	collective	joint	Segment (2)
		promotion fund	ventures
	(in millions of ARS)
Shopping Malls	17,840	(5,127)	115	12,828
Offices	3,655	(445)	31	3,241
Sales and Developments	87	-	-	87
Others	251	-	-	251
Total revenue	21,833	(5,572)	146	16,407

(1) Includes ARS 16,261 million in revenue from sales, rentals and services and ARS 5,572 million in income from the Expenses and Collective Promotion Fund.

(2) See Note 6 to our Audited Consolidated Financial Statements.

Revenue from sales, rentals and services, expenses and collective promotion fund, as reported in the Statement of Comprehensive Income, decreased by 19.7%, from ARS 21,833 million during fiscal year 2019 to ARS 17,532 million during fiscal year 2020.

Revenue from expenses and collective promotion fund decreased by 16.2%, from ARS 5,572 million (out of which ARS 5,127 million are allocated to the Shopping Malls segment whereas ARS 445 million are allocated to the Offices segment) during fiscal year 2019 to ARS 4,672 million (out of which ARS 4,298 million are allocated to the Shopping Malls segment and ARS 374 million to the Offices segment) during fiscal year 2020.

Revenue from our joint ventures decreased by 37.7%, from ARS 146 million during fiscal year 2019 to ARS 91 million during fiscal year 2020. The breakdown of amounts allocated to the segments is as follows: ARS 115 million are allocated to the Shopping Malls segment and ARS 31 million are allocated to the Offices segment during fiscal year 2019 whereas during fiscal year 2020, ARS 79 million are allocated to the Shopping Malls segment and ARS 12 million are allocated to the Offices segment.

Based on the information by segments (considering revenue derived from our joint ventures, without considering revenue from expenses and collective promotion fund, and intersegment revenue), revenue decreased by 21.1%, from ARS 16,407 million during fiscal year 2019 to ARS 12,951 million during fiscal year 2020. This decrease was attributable to: (i) a decrease of ARS 3,913 million in revenue from the Shopping Malls segment (out of which ARS 36 million were generated in the results of our joint ventures); (ii) an increase of ARS 236 million in revenue from the Offices segment (which include a decrease of ARS 19 million generated in the results of our joint ventures); (iii) an increase of ARS 379 million in revenue from the Sales and Developments segment and;, (iv) a decrease of ARS 158 million in revenue from the Others segment.

•	Shopping Malls. Revenue from the Shopping Malls segment decreased by 30.5%, from ARS 12,828 million during fiscal year 2019 to ARS 8,915 million during fiscal year 2020. This decrease is mainly attributable to: (i) a decrease of ARS 2,869 million in revenue base rent and contingent rent (total sales of our tenants decreased from ARS 141,845 million during fiscal year 2019 to ARS 105,043 million during fiscal year 2020); (ii) a decrease of ARS 294 million in Others, mainly caused by the cancellation of the contract with Walmart; (iii) a decrease of ARS 279 million in parking fees and; (iv) a decrease of ARS 227 million in admission rights.

•	Offices. Revenue from the Offices segment slightly increased by 7.3%, from ARS 3,241 million in fiscal year 2019 to ARS 3,477 million during fiscal year 2020, mainly resulting from the rentals of the Zeta building and due to the effect of changes in the exchange rate.

•	Sales and Developments. Revenue from the Sales and Developments segment often vary significantly from year to year due to the non-recurrence of different sales transactions carried out by the Company over time. Revenue from the Sales and Developments segment recorded an increase of ARS 379 million, from ARS 87 million during fiscal year 2019 to ARS 466 million in fiscal year 2020, mainly resulting from the barter arrangement of COTO air space.

•	Others. Revenue from the Others segment recorded a decrease of ARS 158 million, from ARS 251 million during fiscal year 2019 to ARS 93 million during fiscal year 2020, mainly resulting from decline in activity of La Arena S.A and La Rural S.A. - OFC S.R.L. - Ogden S.A - Entretenimiento Universal S.A. - Unión transitoria - (as administrator of the Centro de Convenciones y Exposiciones of the City of Buenos Aires).

Costs

	Fiscal year ended June 30, 2020
	Income	Expenses and	Interest in	Information by
	statement	collective	joint	Segment (1)
		promotion fund	ventures
	(in millions of ARS)
Shopping Malls	(5,304)	4,464	(11)	(851)
Offices	(537)	387	(59)	(209)
Sales and Developments	(185)	-	-	(185)
Others	(133)	-	-	(133)
Total costs	(6,159)	4,851	(70)	(1,378)

(1) See Note 6 to our Audited Consolidated Financial Statements.

	Fiscal year ended June 30, 2019
	Income	Expenses and	Interest in	Information by
	statement	collective	joint	Segment (1)
		promotion fund	ventures
	(in millions of ARS)
Shopping Malls	(6,479)	5,337	(24)	(1,166)
Offices	(567)	452	(62)	(177)
Sales and Developments	(77)	-	-	(77)
Others	(214)	-	-	(214)
Total costs	(7,337)	5,789	(86)	(1,634)

(1) See Note 6 to our Audited Consolidated Financial Statements.

Total costs according to the Statement of Comprehensive Income, decreased by 16.1%, from ARS 7,337 million during fiscal year 2019 to ARS 6,159 million during fiscal year 2020. Furthermore, total costs, measured as a percentage of total revenue, increased from 33.6% during fiscal year 2019 to 35.1% during fiscal year 2020.

Costs related to expenses and collective promotion fund decreased by 16.2% from ARS 5,789 million during fiscal year 2019 to ARS 4,851 million during fiscal year 2020, mainly resulting from a decrease in expenses and collective promotion fund originated by Shopping Malls, which decreased by 16.4%, from ARS 5,337 million during fiscal year 2019 to ARS 4,464 million during fiscal year 2020. Likewise, expenses originated by the Offices segment, decreased by ARS 65 million, from ARS 452 million during fiscal year 2019 to ARS 387 million during fiscal year 2020.

Costs from our joint ventures slightly decreased by 18.6%, from ARS 86 million (out of which ARS 24 million are allocated to the Shopping Malls segment and ARS 62 million are allocated to the Offices segment) during fiscal year 2019 to ARS 70 million (out of which ARS 11 million are allocated to the Shopping Malls segment and ARS 59 million are allocated to the Offices segment) during fiscal year 2020.

Therefore, based on the information by segments (considering costs revenue derived from our joint ventures, without considering costs revenue from expenses and collective promotion fund, and intersegment costs), costs reported a decrease of 15.7%, from ARS 1,634 million during fiscal year 2019 to ARS 1,378 million during fiscal year 2020. Total costs, measured as a percentage of total revenue, pursuant to the information by segments, increased from 10.0% during fiscal year 2019 to 10.6% during fiscal year 2020

•	Shopping Malls. Costs from Shopping Malls segment decreased by 27.0%, from ARS 1,166 million during fiscal year 2019 to ARS 851 million during fiscal year 2020, mainly due to: (i) a decrease in rentals and expenses of ARS 196 million (mainly resulting from the absorption of expenses deficit during the previous fiscal year; and (ii) a reduced charge salaries, social security costs and other personnel administrative expenses of ARS 118 million. Costs from Shopping Malls segment, measured as a percentage of the revenue from this segment, increased from 9.1% during fiscal year 2019 to 9.5% during fiscal year 2020.

•	Offices. Costs from Offices segment increased by 18.1%, from ARS 177 million during fiscal year 2019 to ARS 209 million during fiscal year 2020, mainly due to: (i) an increase in rentals and expenses of ARS 60 million (mainly resulting from an increase in the cost of available units) and; (ii) an increase in taxes, rates and contributions of ARS 7 million, partially offset by; (iii) a decrease in fees and payments for services of ARS 10 million. Costs from Offices segment, measured as a percentage of the revenue from this segment, increased from 5.5% during fiscal year 2019 to 6.0% during fiscal year 2020.

•	Sales and Developments. Costs from Sales and Developments segment increased by ARS 108 million, from ARS 77 million during fiscal year 2019 to ARS 185 million during fiscal year 2020, mainly due to the expenses related to the barter arrangement of COTO air space, which caused: (i) an increase in fees and payments for services of ARS 80 million and; (ii) an increase in cost of sale of properties of ARS 27 million. The costs of the Sales and Developments segment, measured as a percentage of revenue from this segment, decreased from 88.5% during fiscal year 2019 to 39.7% during fiscal year 2020.

•	Others. Costs from Others segment decreased by ARS 81 million from ARS 214 million during fiscal year 2019 to ARS 133 million during fiscal year 2020, due to a decrease in costs of La Arena S.A and La Rural S.A. - OFC S.R.L. - Ogden S.A - Entretenimiento Universal S.A. - Unión transitoria - (as administrator of the Centro de Convenciones y Exposiciones of the City of Buenos Aires).

Gross profit

	Fiscal year ended June 30, 2020
	Income	Expenses and	Interest in	Information by
	statement	collective	joint	Segment (1)
		promotion fund	ventures
	(in millions of ARS)
Shopping Malls	7,831	166	67	8,064
Offices	3,301	13	(46)	3,268
Sales and Developments	281	-	-	281
Others	(40)	-	-	(40)
Total gross profit	11,373	179	21	11,573

(1) See Note 6 to our Audited Consolidated Financial Statements.

	Fiscal year ended June 30, 2019
	Income	Expenses and	Interest in	Information by
	statement	collective	joint	Segment (1)
		promotion fund	ventures
	(in millions of ARS)
Shopping Malls	11,361	210	91	11,662
Offices	3,088	7	(31)	3,064
Sales and Developments	10	-	-	10
Others	37	-	-	37
Total gross profit	14,496	217	60	14,773

(1) See Note 6 to our Audited Consolidated Financial Statements.

Gross profit according to the Statement of Comprehensive Income, decreased by 21.5%, from ARS 14,496 million, during fiscal year 2019, to ARS 11,373 million during fiscal year 2020. The total consolidated gross profit, measured as a percentage of total profit, decreased from 66.4% during fiscal year 2019 to 64.9% during fiscal year 2020.

Gross profit/ (loss) from expenses and collective promotion fund decreased by 17.5%, from a loss of ARS 217 million (out of which the amount of ARS 210 is allocated to the Shopping Malls segment and the amount of ARS 7 million is allocated to the Offices segment) during fiscal year 2019 to a loss of ARS 179 million (out of which a loss of ARS 167 million is allocated to the Shopping Malls segment and a loss of ARS 12 million is allocated to the Offices segment) during fiscal year 2020.

Gross profit from our joint ventures decreased by 65.0%, from a ARS 60 million (out of which the amount of ARS 91 million (profit) is allocated to the Shopping Malls segment and the amount of ARS 31 million (loss) is allocated to the Offices segment) during fiscal year 2019 to ARS 21 million (out of which the amount of ARS 68 million (profit) is allocated to the Shopping Malls segment whereas the amount of ARS 47 million (loss) is allocated to the Offices segment) during fiscal year 2020.

Therefore, based on the information by segments, gross profit (considering the gross profit/(loss) from our joint ventures and without considering the gross profit/(loss) associated with expenses and the collective promotion fund or gross profit from inter-segment), decreased by 21.7%, from ARS 14,773 million during fiscal year 2019 to ARS 11,573 million during fiscal year 2020. Total gross profit, measured as a percentage of total revenue, decreased from 90.0% during fiscal year 2019 to 89.4% during fiscal year 2020.

•	Shopping Malls. Gross profit from the Shopping Malls segment decreased by 30.9%, from ARS 11,662 million during fiscal year 2019 to ARS 8,064 million for fiscal year 2020, mainly as a result of a decrease in the total sales of our tenants in real terms, causing a lower percentage rental under our lease agreements. Gross profit from the Shopping Malls segment, measured as a percentage of the segment revenue, decreased from 90.9% during fiscal year 2019 to 90.5% during fiscal year 2020.

•	Offices. Gross profit from the Offices segment increased by 6.7% from ARS 3,064 million during fiscal year 2019 to ARS 3,268 million during fiscal year 2020, as a result of revenue from rentals of the Zetta Building and the devaluation of the Argentine Peso. Gross profit from the Offices segment, measured as percentage of revenue from this segment, decreased from 94.5% during fiscal year 2019 to 94.0% during fiscal year 2020.

•	Sales and Developments. Gross profit from the Sales and Developments segment recorded an increase of ARS 271 million, from ARS 10 million during fiscal year 2019 to ARS 281 million during fiscal year 2020, mainly due to the barter arrangement of COTO air space. Gross profit from the Sales and Developments segment, measured as percentage of revenue from this segment, increased from 11.5% during fiscal year 2019 to 60.3% for fiscal year 2020.

•	Others. Gross profit/(loss) from the Other segment experienced a variation of ARS 77 million, from a profit of ARS 37 million during fiscal year 2019 to a loss of ARS 40 million during fiscal year 2020, mainly as a result of a reduction in revenue as a consequence of a decline in activity.

Net gain/ (loss) from fair value adjustments of investment properties

	Fiscal year ended June 30, 2020
	Income	Expenses and	Interest in	Information by
	statement	collective	joint	Segment (1)
		promotion fund	ventures
	(in millions of ARS)
Shopping Malls	(3,107)	-	(55)	(3,162)
Offices	33,905	-	449	34,354
Sales and Developments	7,148	-	-	7,148
Others	(206)	-	-	(206)
Net gain from fair value for adjustments of investment properties	37,740	-	394	38,134

(1) See Note 6 to our Audited Consolidated Financial Statements.

	Fiscal year ended June 30, 2019
	Income	Expenses and	Interest in	Information by
	statement	collective	joint	Segment (1)
		promotion fund	ventures
	(in millions of ARS)
Shopping Malls	(60,708)	-	(244)	(60,952)
Offices	2,065	-	(1,014)	1,051
Sales and Developments	3,517	-	-	3,517
Others	(394)	-	-	(394)
Net loss from fair value for adjustments of investment properties	(55,520)	-	(1,258)	(56,778)

(1) See Note 6 to our Audited Consolidated Financial Statements.

Net result from fair value adjustments of investment properties for the fiscal year ended June 30, 2020 was a gain of ARS 38,134 million (a loss of ARS 3,162 million from our Shopping Malls segment; a gain of ARS 34,354 million from the Offices segment; a gain of ARS 7,148 million from the Sales and Developments segment and ARS 206 from Other segment). The net impact in the peso values of our shopping malls was primarily a consequence of macroeconomic changes and:

(i) a negative impact of 11,067 million generated by a decrease in the projected cash flows considering estimated growth rate for the shopping malls DCF, and due to the conversion into U.S. dollars of the projected cash flows considering estimated USD/ARS exchange rates;

(ii) an increase of 8 basis points in the discount rate, that is used to discount the projected cash flows from the Shopping Malls segment, mainly due to a significant increase in the country risk premium, as a result there was a decrease of ARS 263.7 million in the fair value of our Shopping Malls, assuming all other factors remain unchanged.

(iii) an increase of ARS 27,257 million as a consequence of the conversion of the value of the Shopping Malls in dollar terms into pesos considering the end of fiscal year exchange rate of ARS 70.260 per dollar.

In addition, the value of our shopping malls as of June 30, 2019, has been restated for inflation for comparative purposes as required by IAS 29. The impact of such restatement is ARS 21,701 million.

The Argentine office market is a liquid market, in which a significant volume of counterparties participates and frequently carries out purchase and sale transactions. This situation allows to observe relevant and representative purchase-sale prices in the market. Furthermore, lease agreements are denominated in dollars for an average term of 3 years, with the current business thus generating a stable cash flow in dollars. In this sense, the “Market approach” technique is used (market comparable values) for the determination of the fair value of these segments, with the value per square meter being the most representative input.

As of September 2019, the real estate market began to experience certain changes in its operation because of the implementation of regulations on the exchange market. It is observed that office building sales transactions can be settled in pesos (using an implicit exchange rate higher than the official one) or in dollars. Consequently, the most likely scenario is that any sale of office buildings / land reserves will be settled in pesos at an implicit exchange rate higher than the official one, which was reflected in the operations carried out by us before and after the closing of fiscal year 2020. Therefore, we have valued our office buildings in pesos at the end of the fiscal year considering the situation described above, which results in a gain of ARS 34,354 million compared to the values previously recorded during fiscal year 2019.

Based on the facts and circumstances described above, the value of our office and others, increased 60.5% in real terms during the fiscal year ended June 30, 2020. Moreover, a new building has been added to the office portfolio, the Della Paolera Building.

In addition, we recognize from the Sales and Developments segment a profit of ARS 7,148 million for the fiscal year ended June 30, 2020 compared with a profit of ARS 3,517 million for the fiscal year ended June 30, 2019.

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

General and administrative expense

	Fiscal year ended June 30, 2020
	Income	Expenses and	Interest in	Information by
	statement	collective	joint	Segment (1)
		promotion fund	ventures
	(in millions of ARS)
Shopping Malls	(1,234)	-	(12)	(1,246)
Offices	(312)	-	(3)	(315)
Sales and Developments	(125)	-	-	(125)
Others	(163)	-	-	(163)
Total general and administrative expenses	(1,834)	-	(15)	(1,849)

(1) See Note 6 to our Audited Consolidated Financial Statements.

	Fiscal year ended June 30, 2019
	Income	Expenses and	Interest in	Information by
	statement	collective	joint	Segment (1)
		promotion fund	ventures
	(in millions of ARS)
Shopping Malls	(1,418)	-	(2)	(1,420)
Offices	(286)	-	(3)	(289)
Sales and Developments	(132)	-	-	(132)
Others	(160)	-	-	(160)
Total general and administrative expenses	(1,996)	-	(5)	(2,001)

(1) See Note 6 to our Audited Consolidated Financial Statements.

General and administrative expenses, according to the Statement of Comprehensive Income decreased by 8.1%, from ARS 1,996 million during fiscal year 2019 to ARS 1,834 million during fiscal year 2020. Total General and administrative expenses, measured as a percentage of total revenue, slightly increased from 9.1% during fiscal year 2019 to 10.5% during fiscal year 2020.

General and administrative expenses from our joint ventures recorded an increase of ARS 10 million, from ARS 5 million (out of which the amount of ARS 2 million is allocated to the Shopping Malls segment whereas ARS 3 million are allocated to the Offices segment) during fiscal year 2019 to ARS 15 million (out of which ARS 12 million are allocated to the Shopping Malls segment and ARS 3 million are allocated to the Offices segment) during fiscal year 2020.

Therefore, General and administrative expenses (considering administrative expenses from our joint ventures and the intersegment elimination), decreased by 7.6%, from ARS 2,001 million during fiscal year 2019 to ARS 1,849 million during fiscal year 2020, mainly attributable to: (i) a decrease of ARS 174 million decrease in General and administrative expenses from the Shopping Malls segment; (ii) an increase of ARS 26 million in General and administrative expenses from the Offices segment; (iii) a decrease of ARS 7 million in General and administrative expenses from the Sales and Developments segment and, (iv) an increase of ARS 3 million in the General and administrative expenses from the Others segment. According to the information by segments, the General and administrative expenses, measured as a percentage of revenue, increased from 12.2%, during fiscal year 2019 to 14.3% during fiscal year 2020.

•	Shopping Malls. General and administrative expenses of Shopping Malls decreased by 12.3%, from ARS 1,420 million during fiscal year 2019 to ARS 1,246 million during fiscal year 2020, mainly as a result of: (i) a decrease in salaries, social security costs and other personnel administrative expenses of ARS 128 million; (ii) a decrease in fees payable to directors of ARS 80 million; partially offset by: (iii) an increase of ARS 28 million in amortization and depreciation and (iv) an increase of ARS 15 million in fees and payments for services. Administrative expenses of Shopping Malls, measured as a percentage of revenue from such segment, increased from 11.1% during fiscal year 2019 to 14.0% during fiscal year 2020.

•	Offices. General and administrative expenses of the Offices segment increased by 9.0% from ARS 289 million during fiscal year 2019 to ARS 315 million during fiscal year 2020, mainly as a result of: (i) an increase of ARS 17 million in amortization and depreciation; (ii) an increase of ARS 9 million in fees and payments for services; (iii) an increase of ARS 4 million in expenses for maintenance, security, cleaning, repairs and other, partially offset by; (iv) a decrease in salaries, social security costs and other personnel administrative expenses of ARS 7 million, among other items. Administrative expenses of the Offices segment, measured as a percentage of the revenue from such segment, increased from 8.9% during fiscal year 2019 to 9.1% during fiscal year 2020.

•	Sales and Developments. General and administrative expenses of the Sales and Developments segment decreased by ARS 7 million, from ARS 132 million during fiscal year 2019 to ARS 125 million during fiscal year 2020, mainly as a result of: (i) a decrease in salaries, social security costs and other personnel administrative expenses of ARS 8 million; (ii) a decrease in Directors’ fees of ARS 4 million, partially offset by; (iii) an increase of ARS 2 million in amortization and depreciation, among other items. Administrative expenses of the Sales and Developments segment, measured as a percentage of revenue from this segment, decreased from 151.7% during fiscal year 2019 to 26.8% during fiscal year 2020.

•	Others. General and administrative expenses of the Others segment slightly increased by ARS 3 million, from ARS 160 million during fiscal year 2019 to ARS 163 million during fiscal year 2020.

Selling expenses

	Fiscal year ended June 30, 2020
	Income	Expenses and	Interest in	Information by
	statement	collective	joint	Segment (1)
		promotion fund	ventures
	(in millions of ARS)
Shopping Malls	(1,040)	-	(25)	(1,065)
Offices	(110)	-	(2)	(112)
Sales and Developments	(78)	-	-	(78)
Others	(14)	-	-	(14)
Total selling expenses	(1,242)	-	(27)	(1,269)

(1) See Note 6 to our Audited Consolidated Financial Statements.

	Fiscal year ended June 30, 2019
	Income	Expenses and	Interest in	Information by
	statement	collective	joint	Segment (1)
		promotion fund	ventures
	(in millions of ARS)
Shopping Malls	(790)	-	(6)	(796)
Offices	(129)	-	(3)	(132)
Sales and Developments	(21)	-	-	(21)
Others	(31)	-	-	(31)
Total selling expenses	(971)	-	(9)	(980)

(1) See Note 6 to our Audited Consolidated Financial Statements.

Selling expenses, according to the Statement of Comprehensive Income, increased by 27.9%, from ARS 971 million during fiscal year 2019 to ARS 1,242 million during fiscal year 2020. Total selling expenses, measured as a percentage of total revenue, increased from 4.4% during fiscal year 2019 to 7.1% during fiscal year 2020.

Selling expenses of our joint ventures increased by ARS 18 million, from ARS 9 million (out of which ARS 6 million are allocated to the Shopping Malls segment and ARS 3 million to the Offices segment) during fiscal year 2019 to ARS 27 million (out of which ARS 25 million are allocated to the Shopping Malls segment and ARS 2 million to the Offices segment) during fiscal year 2020.

Therefore, based on the information by segments (considering selling expenses of our joint ventures and the intersegment eliminations), selling expenses increased by 29.5%, from ARS 980 million during fiscal year 2019 to ARS 1,269 million during fiscal year 2020, mainly as a result of: (i) an increase of ARS 269 million in selling expenses of the Shopping Malls segment; (ii) an increase of ARS 57 million in selling expenses of the Sales and Developments segment; partially offset by; (iii) a decrease of ARS 20 million in selling expenses of the Offices segment and; (iv) a decrease of ARS 17 million in selling expenses of the Others segment. Selling expenses (considering selling expenses of our joint ventures and the intersegment eliminations), measured as a percentage of total revenue, increased from 6.0% during fiscal year 2019 to 9.8% during fiscal year 2020.

•	Shopping Malls. Selling expenses of the Shopping Malls segment increased by 33.8%, from ARS 796 million during fiscal year 2019 to ARS 1,065 million during fiscal year 2020, mainly as a result of: (i) an increase of ARS 327 million in allowance for doubtful accounts, partially offset by; (ii) a decrease in the charge of taxes, rates and contributions of ARS 33 million; (iii) a decrease in the charge for advertising and other selling expenses of ARS 15 million; and (iv) a decrease in salaries, social security costs and other personnel administrative expenses of ARS 5 million. Selling expenses of Shopping Malls, measured as a percentage of revenue from such segment, increased from 6.2% during fiscal year 2019 to 11.9% during fiscal year 2020.

•	Offices. Selling expenses of the Offices segment decreased by 15.2% from ARS 132 million during fiscal year 2019 to ARS 112 million during fiscal year 2020, mainly as a result of: (i) a decrease of ARS 14 million in advertising and other selling expenses; (ii) a decrease of ARS 9 million in the allowance for doubtful accounts; partially offset by: (iii) an increase in the charge for taxes, rates and contributions of ARS 4 million. Selling expenses of the Offices segment, measured as a percentage of the revenue from such segment, decreased from 4.1% during fiscal year 2019 to 3.2% during fiscal year 2020.

•	Sales and Developments. Selling expenses of the Sales and Developments segment recorded an ARS 57 increase, from ARS 21 million during fiscal year 2019 to ARS 78 million during fiscal year 2020, mainly as a result of: (i) an increase in the charge for taxes, rates and contributions of ARS 58 million; (ii) an increase of ARS 3 million in allowance for doubtful accounts, partially offset by: (iii) a decrease of ARS 3 million in fees and payments for services. Selling expenses of the Sales and Developments segment, measured as a percentage of revenue from such segment, decreased from 24.1% during fiscal year 2019 to 16.7% during fiscal year 2020.

•	Others. Selling expenses of the Others segment recorded a decrease of ARS 17 million, from ARS 31 million during fiscal year 2019 to ARS 14 million during fiscal year 2020, mainly as a result of: (i) a decrease in taxes, rates and contributions of ARS 7 million; (ii) a decrease in the charge for allowance for doubtful accounts of ARS 7 million, and (iii) a decrease in advertising and other selling expenses ARS 3 million. Selling expenses of the Others segment, measured as a percentage of revenue from such segment, increased from 12.4% during fiscal year 2019 to 15.1% during fiscal year 2020.

Other operating results, net

	Fiscal year ended June 30, 2020
	Income	Expenses and	Interest in	Information by
	statement	collective	joint	segment (1)
		promotion fund	ventures
	(in millions of ARS)
Shopping Malls	109	(85)	2	26
Offices	(3)	(5)	(26)	(34)
Sales and Developments	(9)	-	-	(9)
Others	96	-	-	96
Total other operating results, net	193	(90)	(24)	79

(1) See Note 6 to our Audited Consolidated Financial Statements.

	Fiscal year ended June 30, 2019
	Income	Expenses and	Interest in	Information by
	statement	collective	joint	segment (1)
		promotion fund	ventures
	(in millions of ARS)
Shopping Malls	95	(118)	(6)	(29)
Offices	(24)	(3)	2	(25)
Sales and Developments	(92)	-	-	(92)
Others	(495)	-	-	(495)
Total other operating results, net	(516)	(121)	(4)	(641)

(1) See Note 6 to our Audited Consolidated Financial Statements.

Other operating results, net, according to the income statement, recorded a variation from a loss of ARS 516 million during fiscal year 2019 to a profit of ARS 193 million during fiscal year 2020. The other operating results, net, measured as a percentage of total revenue, recorded a variation from (2.4%) during fiscal year 2019 to 1.1% during fiscal year 2020.

The other operating results, net, from our joint ventures recorded a variation from a loss of ARS 4 million (out of which ARS 6 million (loss) were allocated to the Shopping Malls segment and ARS 2 million (profit) were allocated to the Offices segment) during fiscal year 2019 to a loss of ARS 24 million (out of which ARS 2 million (profit) were allocated to the Shopping Malls segment and ARS 26 million (loss) were allocated to the Offices segment) during fiscal year 2020.

Therefore, based on the information by segments, (considering our interest in joint ventures and the intersegment eliminations) the other operating results, net, increased, from a loss of ARS 641 million during fiscal year 2019 to a profit of ARS 79 million during fiscal year 2020, mainly as a result of: (i) a variation of ARS 591 million in other operating results, net, of the Others segment; (ii) a variation of ARS 55 million in other operating results, net, of the Shopping Malls segment; (iii) a decrease in the loss of ARS 83 million in other operating results, net, of the Sales and Developments segment, partially offset by (iv) an increase in the loss of ARS 9 million in other operating results, net, of the Offices segment. Other operating results, net, measured as a percentage of revenue (considering other operating results from our joint ventures and the intersegment eliminations) went from (3.9%) during fiscal year 2019 to 0.6% during fiscal year 2020.

•	Shopping Malls. Other operating results, net, from the Shopping Malls segment went from a loss of ARS 29 million during fiscal year 2019 to a profit of ARS 26 million during fiscal year 2020, mainly as a result of: (i) a decrease in donations of ARS 80 million; (ii) an increase in others of ARS 38 million, mainly because a loss for indemnification payments was recognized in fiscal year 2019, partially offset by; (iii) a decrease of ARS 38 million in interest generated by operating credits. Other operating results, net, of this segment, measured as a percentage of revenue of this segment went from (0.2%) during fiscal year 2019 to 0.3% during fiscal year 2020.

•	Offices. Other operating results, net, of the Offices segment went from a loss of ARS 25 million during fiscal year 2019 to a loss of ARS 34 million during fiscal year 2020, mainly attributable to (i) higher charge in others as a consequence of an adjustment in the rentals of Quality SA, generating a greater loss; (ii) an increase in the loss for lawsuits and others of ARS 5 million, partially offset by; (iii) lower donations of ARS 10 million. Other operating results, net, of this segment, measured as a percentage of revenue from this segment, went from (0.8%) during fiscal year 2019 to (1.0%) during fiscal year 2020.

•	Sales and Developments. Other operating results, net, of the Sales and Development segment recorded a decrease in the loss from ARS 92 million during fiscal year 2019 to a loss of ARS 9 million during fiscal year 2020, mainly attributable to the depreciation of the plot of land in Cordoba of ARS 69 million, in fiscal year 2019. Other operating results, net, of this segment, measured as a percentage of revenue from this segment, went from (105.7)% during fiscal year 2019 to (1.9%) during fiscal year 2020.

•	Others. Other operating results, net, of the Other segment showed a variation from a loss of ARS 595 million during fiscal year 2019 to a profit of ARS 96 million during fiscal year 2020, mainly attributable to losses in fiscal year 2019 due to the impairment of goodwill of La Arena S.A. of ARS 277 million and a loss for the sale of Tarshop S.A. of ARS 258 million.

Profit from operations

	Fiscal year ended June 30, 2020
	Income	Expenses and	Interest in joint	Information by
	statement	collective	ventures	segment (1)
		promotion fund
	(in millions of ARS)
Shopping Malls	2,558	82	(23)	2,617
Offices	36,782	7	372	37,161
Sales and Developments	7,217	-	-	7,217
Others	(327)	-	-	(327)
Total profit/ loss from operations	46,230	89	349	46,668

(1) See Note 6 to our Audited Consolidated Financial Statements.

	Fiscal year ended June 30, 2019
	Income	Expenses and	Interest in joint	Information by
	statement	collective	ventures	segment (1)
		promotion fund
	(in millions of ARS)
Shopping Malls	(51,460)	92	(167)	(51,535)
Offices	4,714	4	(1,049)	3,669
Sales and Developments	3,282	-	-	3,282
Others	(1,043)	-	-	(1,043)
Total loss from operations	(44,507)	96	(1,216)	(45,627)

(1) See Note 6 to our Audited Consolidated Financial Statements.

Total results for operations, according to the Statement of Comprehensive Income, went from a loss of ARS 44,507 million during fiscal year 2019 to a profit of ARS 46,230 million during fiscal year 2020.

Operating results of our joint ventures showed a variation from a profit of ARS 1,216 million (out of which ARS 1,049 million (profit) are allocated to the Offices segment, and ARS 167 million (loss) in the Shopping Malls segment) during fiscal year 2019 to a loss of ARS 349 million (out of which ARS 371 million (loss) are allocated to the Offices segment and ARS 22 million (loss) million are allocated to the Shopping Malls segment) during fiscal year 2020.

Therefore, based on the information by segments (considering revenue from our joint ventures and without considering revenue from expenses and the collective promotion fund or revenue from inter-segment transactions), operating results went from a loss of ARS 45,627 million during fiscal year 2019 to a profit of ARS 46,668 million during fiscal year 2020, mainly as a result of: (i) a variation in the operating loss of the Shopping Malls segment of ARS 54,152 million; (ii) an increase in the profit of the Offices segment of ARS 33,492 million; (iii) a decrease in the loss of the Others segment of ARS 916 million and (iv) an increase in the profit of the Sales and Developments segment of ARS 3,935 million.

•	Shopping Malls. The operating results of the Shopping Malls segment recorded a variation from a loss of ARS 51,535 million during fiscal year 2019 to a profit of ARS 2,617 million during fiscal year 2020. The operating results of the Shopping Malls segment, measured as a percentage of revenue from such segment, went from (401.7%) during fiscal year 2019 to 29.4% during fiscal year 2020.

•	Offices. The operating results of the Offices segment recorded an increase from ARS 3,669 million during fiscal year 2019 to ARS 37,161 million during fiscal year 2020. The operating results of the Offices segment, measured as a percentage of revenue from such segment, increased from 113.2% during fiscal year 2019 to 1068.8% during fiscal year 2020.

•	Sales and Developments. The operating results of the Sales and Developments segment increased from ARS 3,282 million during fiscal year 2019 to ARS 7,217 million during fiscal year 2020.

•	Others. The operating results of the Others segment recorded a decrease in the loss of ARS 1,043 million during fiscal year 2019 to a loss of ARS 327 million during fiscal year 2020.

Share of profit of associates and joint ventures

The share of profit / (loss) of associates and joint ventures recorded an increase of ARS 1,135 million, from a loss of ARS 868 million during fiscal year 2019 to a profit of ARS 267 million during fiscal year 2020. This variation was mainly due to: (i) a profit increase of ARS 1,154 million from our Offices segment; (ii) a profit increase of ARS 208 million from our Shopping Malls segment; and (iii) a profit decrease of ARS 227 million from our Others segment.

•	Shopping Malls. The share of profit/ (loss) of associates and joint ventures of the Shopping Malls segment decreased by ARS 208 million, from a loss of ARS 222 million during fiscal year 2019 to a loss of ARS 14 million during fiscal year 2020, as a result of our investment in Nuevo Puerto Santa Fe S.A. mainly because of the impact on result from fair value of investment properties.

•	Offices. The share of profit/(loss) of associates and joint ventures of the Offices segment increased by ARS 1,154 million, from a loss of ARS 877 million during fiscal year 2019 to a profit of ARS 277 million during fiscal year 2020, from our investment in Quality Invest S.A., mainly because of the impact on result from fair value of investment properties.

•	Others. The share of profit/(loss) of associates and joint ventures of the Others segment decreased by ARS 226 million, from a profit of ARS 231 million during fiscal year 2019 to ARS 5 million during fiscal year 2020, mainly due to our investment in TGLT S.A.

Financial results, net

Financial results, net, decreased by 301.5%, from a loss of ARS 2,779 million during fiscal year 2019 to a loss of ARS 11,159 million during fiscal year 2020.

•	This variation Financial results, net is mainly attributable to: (i) the variation of Foreign exchange, net, from a profit of ARS 127 million during fiscal year 2019 to a net loss of ARS 7,011 million during fiscal year 2020, because the devaluation was lower than inflation in fiscal year 2019 (47.7% vs 55.7%, respectively), whereas devaluation was higher than inflation in fiscal year 2020 (65.9% vs 42.8% respectively); (ii) a decrease in the gain on assets valued at fair value of ARS 1,368 million, from ARS 1,554 during fiscal year 2019 to ARS 186 million during fiscal year 2020; (iii) a variation of ARS 1,102 million in the (loss)/ profit from derivative financial instruments, from a profit of ARS 836 million during fiscal year 2019 to a loss of ARS 266 million during fiscal year 2020, partially offset by: (iv) a decrease in net interest expense, that went from ARS 4,366 million during fiscal year 2019 to ARS 3,759 million during fiscal year 2020; (v) a variation of ARS 574 in profit/(loss) in inflation adjustments, that went from a loss of ARS 689 million during fiscal year 2019 to a profit of ARS 115 million during fiscal year 2020.

Income tax expense

Income tax charge decreased by 187.6%, from a profit of ARS 9,219 million in fiscal year 2019 to a loss of ARS 8,072 million in fiscal year 2020.

The Company applies the deferred tax method to calculate the income tax, thus recognizing temporary differences between the book value, the valuation of assets and liabilities for tax purposes and the application of tax loss carry-forwards. Therefore, the amount recorded for income tax not only corresponds to the amount payable, but it also reflects the recognition of the tax on the tax base for accrual accounting.

Additionally, the special tax for tax revaluation applicable to certain Company´s companies that have opted for revaluation of property, plant and equipment for income tax has been added to this line, not being a charged for this item in fiscal year 2020. The amount of this tax is ARS 594 million (loss).

Total profit for the year

As a result of the factors described above, profit/(loss) for fiscal year 2020 increased by 170.0%, from a loss of ARS 38,935 million during fiscal year 2019 to a profit of ARS 27,266 million during fiscal year 2020. Profit/(loss) attributable to shareholders of the controlling company increased by 166.3%, from a loss of ARS 38,711 million during fiscal year 2019 to a profit of ARS 25,668 million during fiscal year 2020. Profit attributable to non-controlling interest increased by 813.4%, from a loss of ARS 224 million during fiscal year 2019 to a profit of ARS 1,598 during fiscal year 2020.

B. Liquidity and capital resources

Our principal sources of liquidity have historically been:

•	cash generated from operations;

•	cash generated from the issuance of capital stock and notes; and

•	cash from borrowings (including bank overdrafts) and financing arrangements.

Our principal cash requirements or uses (other than in connection with our operating activities) have historically been:

•	acquisition of investment properties;

•	development of new shopping malls;

•	improvement of existing investment properties;

•	development of properties for sale;

•	working capital needs;

•	maintenance of cash and other liquid assets to enable us to take advantage of the acquisition and development of investment opportunities as they arise;

•	interest payments; and

•	investments in financial assets.

We believe our working capital and our cash from operating activities are adequate for our present and future requirements. In the event that cash generated from our operations is at any time insufficient to finance our working capital, we would seek to finance such working capital needs through debt or equity financing or through the sale of properties available for sale.

Our material cash requirements from known contractual and other obligations mainly consist of obligations under our borrowings. As of June 30, 2021, we expected to incur a total of ARS 42,922 million under our borrowings, consisting of ARS 7,719 million due within one year, ARS 35,050 million due within one to three years and ARS 153 million due within four to five years.

Cash flow information

	Fiscal years ended June 30,
	2021	2020	2019
	(in millions of ARS)
Net cash flow generated from operating activities	1,282	7,345	8,393
Net cash flow generated from (used in) investing activities	9,754	(4,325)	(7,447)
Net cash flow used in financing activities	(17,242)	(5,350)	(3,951)
Net decrease in cash and cash equivalents	(6,206)	(2,330)	(3,005)

Fiscal year 2021

As of June 30, 2021, we had cash and cash equivalents of ARS 793.0 million, a decrease of ARS 6,206.0 million compared to June 30, 2020. The decrease was primarily due to cash outflows for the loans granted to related parties for a total of ARS 14,764.0 million, payment of non-convertible notes for a total of ARS 14,884.0, the payment of interest for a total of ARS 4,589.0 and the dividend paid for ARS 2,587.0, partially offset by the proceeds from sales of investment properties for ARS 18,072.0, the investment in financial assets for ARS 6,865.0 million and the short-term loans, net for ARS 5,655.0.

Fiscal year 2020

As of June 30, 2020, we had cash and cash equivalents of ARS 6,949.0 million, a decrease of ARS 2,330.0 million compared to June 30, 2019. The decrease was primarily due to cash outflows for the loans granted to related parties for a total of ARS 7,088.0 million, the payment of interest for a total of ARS 4,530.0 million, the acquisition of investment properties for a total of ARS 3,682.0 million, partially offset by cash inflows from operating activities for ARS 7,345.0 million, the purchase of financial assets, net for ARS 5,820.0 million and the short-term loans, net for ARS 1,935.0 million.

Fiscal year 2019

As of June 30, 2019, we had cash and cash equivalents of ARS 9,014.0 million, a decrease of ARS 3,005.0 million compared to June 30, 2018. The decrease was primarily due to cash outflows for the payment of interest for a total of ARS 4,346.0 million, the acquisition of investment properties for a total of ARS 3,764.0 million, the advance payments to suppliers for a total of ARS 6,072.0 million and the dividend paid for ARS 1,513.0 million, partially offset by cash inflows from operating activities for ARS 8,393.0 million.

Operating activities

Fiscal year 2021

Our operating activities for the fiscal year ended June 30, 2021 generated net cash inflows of ARS 1,282.0 million, mainly due to: (i) an operating profit of ARS 3,400.0 million; (ii) a decrease of ARS 581.0 in trade and other receivables and (iv) an increase in trade and other payables of ARS 2,680.0 million.

Fiscal year 2020

Our operating activities for the fiscal year ended June 30, 2020 generated net cash inflows of ARS 7,345.0 million, mainly due to: (i) an operating profit of ARS 8,270.0 million; (ii) a decrease of ARS 1,526.0 in trade and other receivables and (iv) an increase in trade and other payables of ARS 1,940.0 million.

Fiscal year 2019

Our operating activities for the fiscal year ended June 30, 2019 generated net cash inflows of ARS 8,393.0 million, mainly due to: (i) an operating profit of ARS 10,371.0 million; (ii) a decrease of ARS 534.0 in trade and other receivables and (iv) an increase in trade and other payables of ARS 1,901.0 million.

Investment activities

Fiscal year 2021

Cash generated by investing activities was ARS 9,754.0 million for the fiscal year ended June 30, 2021 primarily due to: (i) Proceeds from sales of investment properties of ARS 18,072.0 million and (ii) investment in financial assets, net of ARS 6,865.0, partially offset by (iii) loans granted to related parties for ARS 14,764.0 million and (iv) acquisition of investment properties of ARS 993.0 million.

Fiscal year 2020

Cash used in investing activities was ARS 4,325.0 million for the fiscal year ended June 30, 2020 primarily due to: (i) Loans granted to related parties for ARS 7,088.0 million (ii) acquisition of investment properties of ARS 3,682.0 million; partially offset by cash inflows from (iii) the investment in financial assets, net of ARS 5,820.0 million.

Fiscal year 2019

Cash used in investing activities was ARS 7,447.0 million for the fiscal year ended June 30, 2019 primarily due to: (i) advances to suppliers of ARS 6,072.0 million (ii) acquisition of investment properties of ARS 3,764.0 million; partially offset by (iii) an increase in net financial assets of ARS 2,023.0 million.

Financing activities

Fiscal year 2021

Cash used in financing activities was ARS 17,242.0 million for the fiscal year ended on June 30, 2021, primarily due to: (i) payment of non-convertible notes for ARS 14,884.0 million; (ii) dividends paid for ARS 2,587.0 million, (iii) payment of interest for ARS 4,589.0, partially offset by (iv) sales of non-convertible notes in portfolio for ARS 1,458.0 million and (v) short-term loans, net for ARS 5,655.0.

Fiscal year 2020

Cash used in financing activities was ARS 5,350.0 million for the fiscal year ended on June 30, 2020, primarily due to: (i) payments of interest for ARS 4,530.0 million; (ii) dividends paid for ARS 1,097.0 million; (iii) repurchase of non-convertible notes for ARS 766.0 million; partially offset by (iv) borrowings for ARS 1,935.0 million.

Fiscal year 2019

Cash used in financing activities was ARS 3,951.0 million for the fiscal year ended on June 30, 2019, primarily due to: (i) the cancel of loans for ARS 4,456.0 million; (ii) interest expenses for ARS 4,346.0 million; (iii) dividends paid for ARS 1,513.0; (iv) payments of financial derivatives of ARS 1,460.0 million; partially offset by (v) borrowings for ARS 5,005.0 million and (vi) settlements of financial derivatives of ARS 2,365.0 million.

Capital expenditures

Fiscal year 2021

During the fiscal year ended June 30, 2021, we incurred capital expenditures of ARS 1,284.0 million, of which: (i) ARS 993.0 million was used in the acquisition of investment properties, mainly, in the offices segment; and (ii) ARS 176.0 million was related to the acquisition of property, plant and equipment; and (iii) ARS 115.0 million was related to advanced payments.

Fiscal year 2020

During the fiscal year ended June 30, 2020, we incurred capital expenditures of ARS 3,936.0 million, of which: (i) ARS 3,682.0 million was used in the acquisition of investment properties, mainly, in the offices segment; and (ii) ARS 237.0 million was related to the acquisition of property, plant and equipment; and (iii) ARS 17.0 million was related to advanced payments.

Fiscal year 2019

During the fiscal year ended June 30, 2019, we incurred capital expenditures of ARS 9,970.0 million, of which: (i) ARS 3,764.0 million was used in the acquisition of investment properties, mainly, in the offices segment; and (ii) ARS 134.0 million was related to the acquisition of property, plant and equipment; and (iii) ARS 6,072.0 million was related to advanced payments mainly by the acquisition of new units on the Catalinas building.

Indebtedness

Our total consolidated debt outstanding as of June 30, 2021, was ARS 42,922 million, 86.17% of which was denominated in U.S. dollars and the remaining 13.83% was denominated in Pesos. The following table presents a breakdown of our indebtedness as of June 30, 2021 with a breakdown of its main components:

	As of June 30, 2021
	Currency of	Less than	From	From	From	More than
	indebtedness	a year	1 to 2 years	2 to 3 years	3 to 4 years	4 years	Total	% (7)
		(in millions of ARS)
Financial and Bank Loans:
Notes Series II due 2023 (1)	USD	802	33,883	-	-	-	34,685	8.75
Bank overdrafts (2)	ARS	5,276	-	-	-	-	5,276	Mixed rate
Bank loan (3)	USD	1,377	768	-	-	-	2,145	Libor
Others		51	-	-	-	-	51	Mixed rate
AABE Debt (4)	ARS	-	-	105	88	65	258	Libor
Total financial and bank loans		7,506	34,651	105	88	65	42,415
Related parties (6)	ARS	71	279	-	-	-	350	Badlar
Non controlling shareholders loans (5)	USD	157	-	-	-	-	157	8.5%
Total debt		7,734	34,930	105	88	65	42,922
Cash and cash equivalents and current investments in financial assets							(8,898)

(1) On March 23, 2016, we issued non-convertible notes Series II due in March 23, 2023. Interest will be paid on a half-yearly basis and principal will be repaid at maturity.

(2) Granted by multiple financial institutions. Overdrafts accrue interest at variable rates, and are due within a maximum term of three months from each year end.

(3) On February 16, 2018, Panamerican Mall S.A. subscribed a loan with Citibank for USD 35 million and that accrues interest at a Libor rate plus 1.90% spread. Principal will be repaid on February 16, 2023.

(4) Debt assumed pursuant to the joint venture agreement entered into in 2002 between Boulevard Norte S.A. and Sociedad Rural Argentina, for the payment of an outstanding balance for the purchase of Predio Ferial Palermo, which debt accrues interest at Libor.
(5) Includes credit lines with non-controlling shareholders which accrue interest fixed rate.
(6) Average weighted rates.

.Issuance of notes

IRSA CP’s series II 8.75% notes due 2023

On March 3, 2016, the Company launched a cash tender offer for any and all of our outstanding 7.875% Notes due 2017, Series I. On March 23, 2016, we issued new notes in an aggregate principal amount of USD 360 million under our Global Note Program. The Series II Notes accrue interest at a fixed rate of 8.75% per annum payable semi‑annually in arrears, and are repayable upon maturity, on March 23, 2023. Their issue price was 98.722% of the principal amount. On September 15, 2020, Communication “A” 7,106, amended by Communication “A” 7272, established that companies must refinance maturities of financial debt capital in the period from October 15, 2020 to December 31, 2021. In this sense, the Central Bank will give access to companies for less than 40% of maturities and companies must refinance the rest within at least two years. For more information see “Item 10. Additional Information-D. Exchange Controls”. If the term established by Communication “A” 7,106 and “A” 7,272 is extended after December 31, 2021, the maturity of this Note would be affected by such measure. The proceeds were used: (a) to repurchase our Series I Notes in an outstanding principal amount of USD 120 million and (b) to repay the USD 240.0 million balance due to IRSA for our acquisition of certain office properties and land reserves in December 2014, together with accrued interest thereon. Our Series II Notes due 2023 are subject to certain covenants, events of default and limitations, such as the limitation on incurrence of additional indebtedness, limitation on restricted payments, limitation on transactions with affiliates, and limitation on merger, consolidation and sale of all or substantially all assets.

To incur additional indebtedness, we must meet the Consolidated Interest Coverage Ratio on additional indebtedness, which should be greater than 2.00. The Consolidated Interest Coverage Ratio is defined as Consolidated EBITDA divided by consolidated net interest expense. Consolidated EBITDA is defined as operating income plus depreciation and amortization and other consolidated non‑cash charges.

The Series II Notes contain financial covenants limiting our ability to declare or pay dividends in cash or in kind, unless the following conditions are met at the time of payment:

•	no Event of Default shall have occurred and be continuing;

•	we must be able to incur at least USD 1.00 of Additional Indebtedness after giving effect to the debt incurrence; and

•	the aggregate amount of such Restricted Payment does not exceed the sum of:

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

Panamerican Mall bank loan

On February 16, 2018, our subsidiary Panamerican Mall subscribed a loan with Citibank for USD 35 million at LIBOR + 1.9%. As a result of a swap transaction, the interest rate was fixed at an all in cost of 6.04%. The loan matures on February 16, 2023. Loan proceeds were used mainly for completion phase I of the scheduled construction work for the Polo Dot office building.

Communication “A” 7,106 amended by Communication “A” 7272

On September 15, 2020, Communication “A” 7,106, amended by Communication “A” 7272, established that companies must refinance maturities of financial debt capital in the period from October 15, 2020 to December 31, 2021. In this sense, the Central Bank will give access to companies for up to 40% of maturities and companies must refinance the rest within at least two years. For more information see. “Item 10. Additional Information-D. Exchange Controls.”

Off-Balance Sheet Arrangements

As of June 30, 2021, we did not have any off-balance sheet transactions, arrangements or obligations with unconsolidated entities or others that are reasonably likely to have a material effect on our financial condition, results of operations or liquidity.

Tabular Disclosure of Contractual Obligations

Our material cash requirements from known contractual and other obligations mainly consist of obligations under our borrowings. As of June 30, 2021, we expected to incur a total of ARS 42,922 million under our borrowings, being our most significant contractual obligation a USD 360 million debt under our 8.75% Notes with maturity in 2023.

The following table sets forth our contractual obligations as of June 30, 2021. When the applicable interest rate is variable, the amount disclosed has been determined by reference to the existing conditions at the reporting date.

	Payments due by period
	Less than 1 year	Between 1 and 2 years	Between 2 and 3 years	Between 3 and 4 years	More than 4 years	Total (1)
	(in millions of ARS)
Borrowings	7,719	34,945	105	88	65	42,922
Leases liabilities	93	87	89	90	1,767	2,126
Derivative financial instruments	48	9	-	-	-	57
Total	7,860	35,041	194	178	1,832	45,105

(1) Includes accrued and future interest, if applicable.

C. Research and Development, Patents and Licenses, etc.

We have several trademarks registered with the Instituto Nacional de la Propiedad Industrial, the Argentine institute for industrial property. We use these trademarks to name our shopping malls and in connection with marketing and charitable events that we organize from time to time. We do not own any patents nor benefit from licenses from third parties.

D. Trend Information

International Macroeconomic Outlook

As reported in the IMF’s “World Economic Outlook,” world GDP is expected to grow 6.0% in 2021 and 4.9% in 2022. As with the July 2021 WEO projections, there is a higher-than-usual degree of uncertainty around this forecast. The baseline projection rests on key assumptions about vaccine access, which has emerged as the principal fault line. The global recovery splits into two blocks: those countries that can look forward to further normalization of activity later this year (almost all advanced economies) and those that will still face resurgent infections and rising COVID death tolls. The recovery, however, will not be assured even in countries where infections are currently very low so long as the virus circulates elsewhere. Moreover, the forecast assumes that financial conditions-which have eased following the release of the July 2021 WEO - will remain broadly at current levels. Nevertheless, the forecast assumed that fiscal policy in the United States will be increased in line with the overall cumulative size of the current administration’s proposed. Commodity prices are expected to increase at a significantly faster pace than assumed in the April 2021 WEO. Alternative outcomes to those in the baseline are clearly possible, and not just because of how the pandemic is evolving.

Despite near-term supply disruptions, global trade volumes are projected to expand 9.7% in 2021, moderating to 7.0% in 2022. The merchandise trade recovery is set to broaden after being initially concentrated in pandemic-related purchases, consumer durables, and medical equipment. Services trade is expected to recover more slowly, consistent with subdued cross-border travel until virus transmission declines to low levels everywhere.

In most countries inflation should subside to its pre-pandemic ranges in 2022 once the transitory disturbances work their way through prices. This judgment rests on three pillars: even with diminished participation rates, labor market slack remains substantial (albeit with reported shortages and hiring difficulties in sectors such as hospitality and travel); inflation expectations are well anchored; and structural factors that have lowered the sensitivity of prices to changes in slack are still expected to operate as before (some have possibly intensified-for example, automation). However, inflation is expected to remain elevated into 2022 in some emerging markets and developing economies, related in part to continued food price pressures and lagged pass-through from higher oil prices for importers.

On the upside, better global cooperation on vaccines could help prevent renewed waves of infection and the emergence of new variants, end the health crisis sooner than assumed, and allow for faster normalization of activity, particularly among emerging markets and developing economies. Moreover, a sooner-than-anticipated end to the health crisis could lead to a faster than-expected release of excess savings by households, higher confidence, and more front-loaded investment spending by firms.

On the downside, growth would be weaker than projected if logistical hurdles in procuring and distributing vaccines in emerging markets and developing economies lead to an even slower pace of vaccination than assumed. Such delays would allow new variants to spread, with possibly higher risks of breakthrough infections among vaccinated populations. Moreover, households’ excess savings may be released more gradually if they remain worried about employment prospects and income security, weighing on aggregate spending.

Strong multilateral cooperation remains essential on multiple fronts. Liquidity assistance is urgently needed for countries confronting health crises and external funding shortfalls, including through debt relief and financing through the global financial safety net. The highest priority is to ensure fast, worldwide access to vaccines and substantially hasten the timeline of rollout relative to the assumed baseline pace. The global community needs to vastly step up efforts to vaccinate adequate numbers of people and ensure global herd immunity.

Furthermore, building on the record drop in greenhouse gas emissions during the pandemic, policymakers should both implement their climate change mitigation commitments and slow the rise in global temperatures to avoid catastrophic health and economic outcomes.

Argentine macroeconomic context

At the end of 2019, the economy faced a severe balance of payments crisis and public debt. Faced with this scenario, the National Government adopted a set of measures designed to face the most immediate manifestations of the crisis and to stabilize the macroeconomy. Regarding monetary policy, the Central Bank of Argentina defined a series of guidelines, highlighting the referring to interest rates and exchange rate management. Foreign exchange regulations and the moderation in prices linked to the limited volatility of the exchange rate allowed the LELIQ to remain at 38% nominal annually. The progress made the financial system better prepared to face the emergency caused by COVID-19.

Shopping malls sales reached a total ARS 15,805.8 million in June 2021, which represents a 448.8% increase as compared to fiscal 2020. Accumulated sales for the first six months ARS 84,937.6, represent a 112.0% increase and 96.2% decrease in current terms as compared to the same period of 2020 and 2019 respectively.

The INDEC reported that, for the eight months ended July 31, 2021, industrial activity in Argentina increased by 21.0% compared to the same period in 2020. The textile industry accumulated a 51.5% growth during the first eight months of 2021 as compared to the same period last year. Moreover, the monthly estimation of economic activity (“EMAE”) as of June 30, 2021, increased by 10.8% compared to the same month in 2020.

Regarding the balance of payments, in the second quarter of 2021 the current account surplus reached USD 2,763 million, with USD 4,485 million allocated to the goods and services trade balance, and USD 2,200 million to the net primary deficit, and a surplus of USD 479 million to net secondary income.

During the second quarter of 2021, the financial account showed net outflow of USD 2,554 million, explained by the net acquisition of financial assets for USD 3,444 million, and net issuance of liabilities of USD 891 million. The sectors that have explained these outflows have been Central Bank for USD 2,403 million and Government for USD 789 million. Partially offset by the net income of the Deposit-taking companies and Other sectors for USD 364 million and USD 274 million respectively. The international reserves increased by USD 2,403 million during the second quarter of 2021.

In local financial markets, the Private Badlar rate in Pesos ranged from 29.75% to 34.13% in the period from July 2020 to June 2021, averaging 32.56% in June 2021 compared to 40.31% in June 2020. As of June 30, 2021, the seller exchange rate quoted by Banco de la Nación Argentina was ARS 95.7200 pesos per USD 1.00. As of June 30, 2021, Argentina’s country risk reduced by 899 basis points in year-on-year terms. The debt premium paid by Argentina was 1,596 basis points in June 2021, compared to 256 basis points paid by Brazil and 348 basis points paid by Mexico.

As of October 13, 2021, the Private Badlar rate in Pesos peaked at 34.125%. As of October 14, 2021, the seller exchange rate quoted by Banco de la Nación Argentina was of ARS 99.1600 pesos per USD 1.00. As of October 12, 2021, Argentina’s country risk increased by 274 basis points in year-on-year terms. The debt premium paid by Argentina was at 1,617 basis points as of October 12, 2021, compared to 307 basis points paid by Brazil and 359 basis points paid by Mexico as of that same date.

Likewise, in the national and international framework described above, the Company periodically analyzes alternatives to appreciate its shares value. In that sense, the Board of Directors of the Company will continue focusing on the evaluation of financial, economic and / or corporate tools that allow the Company to improve its position in the market in which it operates and have the necessary liquidity to meet its obligations. Within the framework of this analysis, the indicated tools may be linked to corporate reorganization processes (merger, spin-off or a combination of both), disposal of assets in public and / or private form that may include real estate as well as negotiable securities owned by the Company, incorporation of shareholders through capital increases through the public offering of shares to attract new capital, repurchase of shares and instruments similar to those described that are useful to the proposed objectives.

Evolution of Shopping Malls in Argentina

In August 2021, the Consumer Confidence Index (CCI) showed a 5.0% increase compared to July 2021, and a 3.8% decrease compared to August 2020. Shopping mall sales increased Evolution of Shopping Malls in Argentina.

Evolution of Office Properties in Argentina

The corporate activity carried out remotely or virtual work that characterized this stage of confinement by COVID19 brought with it a combination of lower demand, increased vacancies, and a slight decrease in the rental prices of category A + and A office buildings in Buenos Aires.

According to the real estate broker L.J. Ramos, the market has managed to close a positive net absorption of 1,100 sqm, after a year in negative values, showing for the first time since the beginning of the pandemic, a cut in the negative trend in market indicators. The average vacancy rate of the Buenos Aires Class A market was 15.7%, 6 pp. above the observed in 2020 and the rental values decreased slightly, averaging USD 24.5/sqm.

E. Critical Accounting Estimates

Critical accounting policies and estimates

Our Audited Consolidated Financial Statements are prepared in accordance with IFRS as issued by the IASB. Note 2 to our Audited Consolidated Financial Statements describes the most significant accounting policies, applied in the preparation of our consolidated financial statements.

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

Property appraisals require a significant level of estimation uncertainty and appraisal of our investment properties is a central component of our business. The Company validated its valuation methodology and outcome with a third party valuation report detailed by asset from the local affiliate of Newmark, a well-known worldwide real estate advisory firm. Information about the valuation techniques and inputs used in determining the fair value of our property portfolio is also disclosed in Note 2 to our Audited Consolidated Financial Statements.

Our investment properties comprise shopping malls, office buildings, other rental properties and land reserves. The main measurement differences resulting from the application of the fair value model to our investment properties as compared to the cost model were as follows:

•	The reversal of depreciation expense of investment properties previously recorded in our financial statements under the cost model;

•	Recognition of net gain / (loss) from fair value adjustments of investments properties;

•	The reversal of gain from disposal of investment properties;

•	Increase in the depreciation expense of property, plant and equipment due to the transfers from investment properties to property, plant and equipment at a re‑valued amount;

•	Changes in the share of profit and loss of associates and joint ventures resulting from application of the same accounting policy as that issued by us;

•	Impact in deferred income tax;

•	The impact of fair value measurement of our investment properties on the transition date to IFRS was recognized in a special reserve not subject to dividend distribution.

•	Subsequent changes as a net gain from fair value adjustments of investment properties in the consolidated statement of income and other comprehensive income and accumulated retain earnings.

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

For the Shopping Malls there is no liquid market for the sale of properties with these characteristics that can be taken as a reference of value. Likewise, the Shopping Malls, being a business denominated in pesos, are highly related to the evolution of macroeconomic variables in Argentina, the purchasing power of individuals, the economic cycle of GDP growth, the fluctuations of inflation, among others. Consequently, the methodology adopted by the Company for the valuation of Shopping Malls is the discounted cash flow model (“DCF”), which allows the volatility of the Argentine economy to be taken into account and its correlation with the revenue streams of the Malls and the inherent risk of the Argentine macroeconomy. The Company determines expected cash flows relating to each shopping mall property and adjusts these cash flows using the appropriate discount rate. The Company projects each property’s cash flows in pesos, which is the Company’s functional currency, and these cash flows include the effects of macroeconomic variables of Argentina. It is important to point out that due to the current structure of the Company’s lease contracts, generally shopping mall leases include provisions that provide for payment of variable rent based on sales of the Company’s shopping mall tenants. Therefore, the projected cash flows for these properties generally are highly correlated with GDP growth. Due to the instability of the Argentine economy, there is no available long-term peso-denominated interest rate to discount the projected inflation-adjusted cash flows of the Company’s shopping mall properties. Accordingly, for these purposes, the Company translates projected peso-denominated cash flows into U.S. dollars using a projected U.S. dollar-peso exchange rate for the period involved. Once the U.S. dollar-equivalent projected cash flows are determined, they are then discounted at a U.S. dollar denominated long-term interest rate, which is intended to reflect the Company’s cost of capital. The present value so determined in U.S. dollars is then recorded in pesos in the Company’s financial statements using the prevailing exchange rate at the balance sheet date. The DCF methodology contemplates the use of certain unobservable valuation assumptions, which are determined reliably based on the information and internal sources available at the date of each measurement. These assumptions mainly include the following:

• Cash flows from future projected revenue are based on the current locations, type and quality of the properties, and supported by the lease agreements that the Company has signed with its tenants. Because the Company’s revenue are from the higher value between a Minimum Fixed Value (“VMA”) and a percentage of the tenant’s sales in each Shopping Mall, management estimated the evolution of Gross Domestic Product (“GDP”) and the inflation of the Argentine economy using information provided by an external consultant to predict the evolution of tenant sales, which have a high correlation with these two macroeconomic variables. These macroeconomic projections were contrasted with the projections prepared by the IMF, the Organization for Economic Cooperation and Development (“OECD”) and with the Survey of Macroeconomic Expectations (“REM”), which consists of a Survey prepared by the Central Bank of Argentina aimed to local and foreign specialized analysts in order to allow a systematic follow-up of the main short- and medium-term macroeconomic forecasts on the evolution of the Argentine economy.

• The income from all Shopping Malls was high correlated with the evolution of the GDP and the projected inflation. The specific characteristics and risks of each Shopping Mall are collected through the use of the historical average EBITDA Margin of each of them.

• Cash flows from future investments, expansions, or improvements in Shopping Mall were not contemplated.

• Terminal value: a perpetuity calculated from the cash flow of the last year of useful life was considered.

• The cash flow for concessions was projected until the termination date of the concession stipulated in the current contract.

• Given the prevailing inflationary context and the volatility of certain macroeconomic variables, a reference long term interest rate in pesos is not available to discount the projected cash flows from shopping malls. Consequently, the projected cash flows were dollarized through the future peso / USD exchange rate curve provided by an external consultant, which are contrasted to assess their reasonableness with those of the IMF, OECD, REM and the On-shore Exchange Rate Futures Market (ROFEX). Finally, dollarized cash flows were discounted with a long-term dollar rate, the weighted average capital cost rate (“WACC”), for each valuation date.

• The estimation of the WACC discount rate was determined according to the following components:

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

In certain situations it is complex to determine reliably the fair value of the developing properties. In order to assess whether the fair value of a developing property can be determined reliably, management considers the following factors, among others:

• The provisions of the construction contract.

• The stage of completion.

• Whether the project / property is standard (typical for the market) or non-standard.

• The level of reliability of cash inflows after completion.

• The specific development risk of the property.

• Previous experience with similar constructions.

• Status of construction permits.

ITEM 6. Directors, Senior Management and Employees

A. Directors and Senior Management

We are managed by a Board of Directors. Our bylaws provide that the Board of Directors will have a number of 6, 9 or 12 regular directors and the same or less alternate directors as specified by the ordinary shareholders meeting with one third renewal each year. The directors are elected by absolute majority vote by our shareholders at an ordinary shareholders’ meeting for a three‑year term and may be reelected indefinitely. Alternate directors will be summoned to act as regular directors in temporary or permanent manner in case of absence, vacancy or demise. If the replacement is permanent the alternate director shall assume the position for the remaining term of office of the regular director that is replacing.

As of the date of this Annual Report, our Board of Directors is comprised of nine directors and nine alternate directors. The table below contains certain information relating to our directors and alternate directors.

Directors	Date of Birth	Position	Date Appointed to Office	Expiration of Term in office	Current Position Held Since
Eduardo Sergio Elsztain	01/26/1960	Chairman	2020	2023	1994
Saúl Zang	12/30/1945	First Vice‑Chairman	2019	2022	2003
Alejandro Gustavo Elsztain	03/31/1966	Executive Vice‑Chairman	2018	2021	2003
Fernando Adrián Elsztain	01/04/1961	Regular Director	2018	2021	1998
Leonardo Fabricio Fernández	06/30/1967	Regular Director	2018	2021	2007
Javier Kizlansky (1)	08/20/1967	Regular Director	2019	2022	2019
Marcos Oscar Barylka (1)	06/29/1945	Regular Director	2020	2023	2016
Isela Angélica Costantini (1)	08/12/1971	Regular Director	2019	2022	2017
Mariana Renata Carmona	02/11/1961	Regular Director	2020	2023	2020
Juan Manuel Quintana	02/11/1966	Alternate Director	2020	2023	2003
Pablo Daniel Vergara del Carril	10/03/1965	Alternate Director	2019	2022	2006
Gastón Armando Lernoud	06/04/1968	Alternate Director	2020	2023	2010
Salvador Darío Bergel	04/17/1932	Alternate Director	2018	2021	2006
Mauricio Elías Wior	10/23/1956	Alternate Director	2018	2021	2006
Gabriel Adolfo Gregorio Reznik	11/18/1958	Alternate Director	2019	2022	2004
Enrique Antonini	03/16/1950	Alternate Director	2019	2022	2007
Ilan Elsztain	01/08/1992	Alternate Director	2020	2023	2020
Ben Elsztain	01/16/1997	Alternate Director	2020	2023	2020

(1) Independent directors, pursuant to Rule 10A-3(b)(1) of the Exchange Act.

The following is a brief biographical description of each member of our Board of Directors:

Our Chairman Eduardo S. Elsztain is the husband of our regular director Mariana R. Carmona, and they are both parents to alternate directors Ilan and Ben Elsztain. Eduardo S. Elsztain is also the brother of Executive Vice-Chairman Alejandro G. Elsztain, cousin of the regular director Fernando A. Elsztain, and brother of our CEO Daniel R. Elsztain.

The following is a brief biographical description of each member of our Board of Directors:

Eduardo Sergio Elsztain. Mr. Elsztain has been engaged in the real estate business for more than thirty years. He is the Chairman of the Board of Directors of IRSA, Cresud, Banco Hipotecario S.A., BrasilAgro Companhia Brasileira de Propriedades Agrícolas Ltda., Austral Gold Ltd., Consultores Assets Management S.A., among other companies. He also Chairs Fundación IRSA, is a member of the World Economic Forum, the Council of the Americas, the Group of 50 and the Argentine Business Association (AEA), among others. He is co-founder of Endeavor Argentina and serves as Vice-Chairman of the World Jewish Congress.

Saúl Zang. Mr. Zang obtained a law degree from the Universidad de Buenos Aires. He is a member of the International Bar Association and of the Interamerican Federation of Lawyers. He was a founding partner of Zang, Bergel & Viñes Law Firm. Mr. Zang is Vice-Chairman of Cresud, IRSA, Consultores Assets Management S.A. and other companies like Fibesa S.A. and Chairman of the Board of Directors of Puerto Retiro S.A. He is also member of the Board of Directors of Banco Hipotecario S.A., BrasilAgro Companhia Brasileira de Propiedades Agrícolas Ltda., BACS Banco de Crédito y Securitización S.A., Nuevas Fronteras S.A., and Palermo Invest S.A., among other companies.

Alejandro Gustavo Elsztain. Mr. Elsztain graduated as an agricultural engineering from Universidad de Buenos Aires. He is currently II Vice-Chairman of Cresud, Executive Vice-Chairman of IRSA, Vice-Chairman at Fibesa S.A. and Vice-Chairman at Nuevas Fronteras S.A. and Hoteles Argentinos S.A.U. In addition, he is Vice-Chairman of Property & Building Corporation Ltd. He is also a regular Director at BrasilAgro Companhia Brasileira de Propriedades Agrícolas, among other companies. He is also Chairman of Hillel Foundation Argentina.

Fernando Adrián Elsztain. Mr. Elsztain studied architecture at Universidad de Buenos Aires. He has been engaged in the real estate business as a consultant and as managing officer of a real estate company. He is Chairman of the Board of Directors of Palermo Invest S.A. and Nuevas Fronteras S.A. He is also a member of the boards of directors of IRSA, Hoteles Argentinos S.A.U. and Llao Resorts S.A., and an alternate director of Puerto Retiro S.A.

Leonardo Fabricio Fernández. Mr. Fernández obtained a law degree from the Universidad de Buenos Aires. He serves as an Alternate Director on the Board of Directors of Transportadora de Gas del Norte S.A.

Javier Kislanzky. Mr. Kizlansky graduated as architecture from Universidad de Buenos Aires. He has performed professional activities at commercial and marketing areas in IRSA between 1993 and 1997. In 1996, he completed a specialization program focus on investor relations at Ludgate Communications, New York. He is the managing partner of Latincrops S.R.L, director of Doña Felisa S.A. and Kifagro S.R.L., where he develops his expertise in agribusiness and real estate, both locally and internationally. He is also Vice-Chairman of Hillel Foundation Argentina.

Marcos Oscar Barylka. Mr. Barylka obtained a degree in commercial activities from the Gral. San Martín School. Mr. Barylka has been involved in the retail and the gastronomy industries for over 35 years, having served as partner, manager and consultant for several companies. Since 2006, Mr. Barylka serves as Secretary of the Fundación Pele Ioetz, which provides support to families suffering economic and social problems in Argentina.

Isela Angelica Costantini: Ms. Costantini obtained a degree in Social Communication from Universidad Pontificia Universidad Católica de Paraná (Curitiba, Brazil) and an MBA in International Business and Marketing at Loyola University in Chicago, USA. In addition, she is the CEO of the ST Group, independent director of San Miguel, Bladex SA CIPPEC and the Food Bank of Buenos Aires; and member of the advisory board of Novae.

Mariana Renata Carmona. Ms. Carmona graduated as Psychology from Universidad de Buenos Aires, is the founder and director of the Museo de los Niños Abasto, a member of the Board of Directors of Fundación IRSA and a member of IWF Argentina.She is also director of Cresud S.A.C.I.F. y A. and Vice President of Consultores Assets Management SA.

Juan Manuel Quintana. Mr. Quintana obtained a law degree from the Universidad de Buenos Aires. He is a partner at Zang, Bergel & Viñes Law Firm. In addition, he serves as alternate director of Nuevas Fronteras S.A., among other companies.

Pablo Daniel Vergara del Carril. Mr. Vergara del Carril obtained a law degree from Universidad Católica de Buenos Aires where he has taught Commercial Law and is also a professor in the Master’s Degree in economic and business law and in post-graduate programs in corporate law and contracts. He is a member of the Board of Directors and a member of the Legal Council of Cámara de Sociedades Anónimas and was an Account Auditor and is a member of the Council of the Buenos Aires Stock Exchange. He is a partner of Zang, Bergel & Viñes Abogados and a member of the Board of Directors and the Executive Committee of Banco Hipotecario S.A. and member of the Board of Directors of Banco de Crédito y Securitización S.A., Austral Gold Limited and Nuevas Fronteras S.A., among others.

Gastón Armando Lernoud. Mr. Lernoud obtained a law degree from Universidad del Salvador. He holds a master’s degree in corporate law from Universidad de Palermo. He was a senior associate at Zang, Bergel & Viñes Law Firm until June 2002, when he joined us legal counsel manager.

Salvador Dario Bergel. Mr. Bergel obtained a law degree and a PhD from Universidad del Litoral. He is professor emeritus of Universidad de Buenos Aires and was a founding partner of Zang, Bergel & Viñes Law Firm. He also serves as an alternate director of Cresud.

Mauricio Elías Wior. Mr. Wior obtained his bachelor’s degrees in economics and accounting, and a master’s degree in finance from Tel Aviv University in Israel. Mr. Wior is currently a member of the boards of directors of Banco Hipotecario S.A., and President of BHN Sociedad de Inversión S.A. He has held various positions at Bellsouth, where he was vice‑president for Latin America from 1995 to 2004. Mr. Wior was also Chief Executive Officer of Movicom Bellsouth from 1991 to 2004. In addition, he led the operations of various cell phone companies in Uruguay, Chile, Peru, Ecuador and Venezuela. He was president of the Latin American Cellular Association (ALCACEL), the United States Chamber of Commerce in Argentina and the Israeli-Argentine Chamber of Commerce. He was director of the Argentine Institute for Business Development (IDEA), Latin American Economic Research Foundation (FIEL) and Tzedaka. He was also a Director of TGLT SA, Chairman of Shufersal Israel and Vice Chairman of Cellcom Israel.

Gabriel Adolfo Gregorio Reznik. Mr. Reznik obtained a degree in civil engineering from the Universidad de Buenos Aires. He worked for IRSA from 1992 until May 2005 at which time he resigned. He previously worked for an independent construction company in Argentina. He is regular director of CRESUD, Banco Hipotecario S.A and Alternate director IRSA Inversiones y Representaciones S.A., among others.

Enrique Antonini. Mr. Antonini holds a law degree from the School of Law of Universidad de Buenos Aires. He is currently a member of the boards of directors of Banco Mariva S.A. (since 1992) until today, and since 2015 alternate director of Mariva Bursátil S.A. He is a member of the Argentine Banking Lawyers Committee and the International Bar Association. At present, he is Alternate Director of CRESUD and IRSA Inversiones y Representaciones S.A.

Ilan Elsztain. Mr.Elsztain holds a degree in economics from Universidad de Buenos Aires. He has been working for 5 years in: Avenida Inc., Fibesa S.A. and Cresud S.A.C.I.F. y A. He is currently alternate director of CAMSA, where he conducts research work.

Ben Iosef Elsztain. Mr. Elsztain studied social media at ORT Technical School. He founded and was Commercial Manager of Toch Argentina until 2017. Then he worked a year in search and selection of entrepreneurs of Endeavor Argentina. He is director of Soluciones de Seguridad Vial SA as representative of the Israeli Mobileye and member of the Board of Directors of Turismo city, one of the largest travel buyer in LATAM. He is an alternate director of IRSA.

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

Executive committee

In conformity with our bylaws, the aspects related to the organization of the decision‑making process are the responsibility of an Executive Committee made up of five directors, including our Chairman and Vice‑Chairman. The current members of the Executive Committee are Messrs. Eduardo Sergio Elsztain, Saúl Zang, Alejandro Gustavo Elsztain, Fernando Adrián Elsztain and Daniel Ricardo Elsztain.

The Executive Committee is responsible for the daily management of the activities delegated by our Board of Directors in conformity with applicable laws and our by‑laws. Our by‑laws authorize the Executive Committee to perform the following functions:

•	designate managers and establish their duties and compensation;

•	hire, impose disciplinary measures and terminate personnel, as well as determine salaries and compensation;

•	enter into contracts related to our corporate purpose;

•	manage and dispose of our assets;

•	borrow funds for use in our operations; and

•	create liens to secure our obligations, and engage in all acts necessary to manage our daily activities.

Senior management

The Board of Directors appoints and removes the senior management. Senior management performs its duties in accordance with the instructions of our Board of Directors. The following chart shows information about our current senior management:

Name	Date of birth	Position	Current position held since
Daniel Ricardo Elsztain	12/22/1972	Chief Executive Officer	2020
Matías Iván Gaivironsky	02/23/1976	Chief Financial and Administrative Officer	2016
Arnaldo Jawerbaum	08/13/1966	General Operation of shopping malls and offices Manager	2020
Jorge Cruces	11/07/1966	Chief Investment Officer	2020

The following is a brief biographical description of each of our senior management team:

Daniel Ricardo Elsztain. Mr. Elsztain obtained a degree in economic sciences at Universidad Torcuato Di Tella and has a Master’s degree in Business Administration from Universidad Austral IAE. He has been the Company Chief Executive Officer since 2020. He previously held the position of Commercial and Marketing Manager and has been in charge of the real estate investments in New York between 2008 and 2011. He is also Chairman of Entertainment Holdings S.A., Entretenimiento Universal S.A., Boulevard Norte S.A. and Ogden Argentina S.A., as well as director of Nuevo Puerto Santa Fe SA and Panamerican Mall SA, among other companies.

Matías Iván Gaivironsky. Mr. Matías Gaivironsky obtained a degree in business administration from the Universidad of Buenos Aires. He has a master’s degree in finance from Universidad del CEMA. Since 1997 he has served in different positions at Tarshop, Cresud, IRSA and with us, and was appointed Chief Financial Officer in December 2011.

Arnaldo Jawerbaum. Mr. Jawerbaum obtained a degree as architect from Universidad de Belgrano. With a career of more than 20 years in the Company, he has served as Commercial Manager from 1997 to 2002, Marketing Manager in Fibesa S.A. from 2003 to 2017 and Chief Investment Officer between 2017 and 2019.

Jorge Cruces. Mr. Jorge Cruces serves as Chief Investment Officer. He has been Manager of Urban Development at Banco Hipotecario SA. He is a member of the Board of Directors of the Business Chamber of Urban Developers. In relation to academics, he is Coordinator of the Executive Program of Real Estate Management at Universidad Torcuato Di Tella. Mr. Cruces is an architect graduated from the Universidad de Belgrano with master’s degrees in Business Administration, mentions in Finance and Strategic Administration.

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

The following table sets forth information about the members of our Supervisory Committee who were elected at the Annual General Ordinary Shareholders’ Meeting held on October 26, 2020. Appointments will expire at the next annual shareholders’ meeting which is expected to be held on or about October 21, 2021.

Name	Date of birth	Office in IRSA CP	Current office held since
José Daniel Abelovich	07/20/1956	Regular Syndic	2005
Marcelo Héctor Fuxman	11/30/1955	Regular Syndic	2010
Noemí Ivonne Cohn	05/20/1959	Regular Syndic	2010
Roberto Daniel Murmis	04/07/1959	Alternate Syndic	2010
Paula Sotelo	10/08/1971	Alternate Syndic	2020
Ariela Levy	08/07/1979	Alternate Syndic	2020

Set forth below is a brief biographical description of each member of our Supervisory Committee:

José Daniel Abelovich. Mr. Abelovich obtained a degree in accounting from the Universidad de Buenos Aires. He is a founding member and partner of Abelovich, Polano & Asociados S.R.L., a member firm of Nexia International. Formerly, he was manager of Harteneck, López y Cía/Coopers & Lybrand and has served as a senior advisor in Argentina for the United Nations and the World Bank. He is a member of the Supervisory Committees of IRSA, Cresud S.A.C.I.F. y A., Pampa Energía S.A., Hoteles Argentinos S.A.U. and Banco Hipotecario S.A., among other companies.

Marcelo Héctor Fuxman. Mr. Fuxman obtained a degree in accounting from the Universidad de Buenos Aires. He is a partner of Abelovich, Polano & Asociados S.R.L., a member firm of Nexia International. He is also a member of the Supervisory Committees of IRSA, Cresud S.A.C.I.F. y A., Inversora Bolívar S.A., EDENOR S.A. and Banco Hipotecario, among other companies.

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

Roberto Daniel Murmis. Mr. Murmis holds an accounting and law degree from the Universidad de Buenos Aires. He is a partner at Abelovich, Polano & Asociados S.R.L., a member firm of Nexia International. He is a member of the Tax Affairs Commission and of the General Council of the Argentine Chamber of Commerce. He formerly served as an advisor to the Secretariat of Public Revenue (Secretaría de Ingresos Públicos) of the Argentine Ministry of Economy. Mr. Murmis also is a member of the supervisory committees of Cresud and IRSA, among other companies.

Paula Sotelo. Ms. Sotelo holds a degree in accounting from Universidad de Buenos Aires. She is Director of the audit department of Abelovich, Polano y Asociados S.R.L. NEXIA, an accounting firm from Argentina that is a member of Nexia International, a global network of accounting and consulting firms. Previously, he was Senior Manager in the audit area of KPMG Argentina and KPMG New York. She is a member of the supervisory committees of IRSA, Cresud S.A.C.I.F. y A., Futuros y Opciones.Com SA, FyO Acopio S.A., among others.

Ariela Levy. Ms. Levy obtained a degree in Accounting from the Universidad de Buenos Aires. She is director of the audit department of Abelovich, Polano y Asociados S.R.L. - NEXIA, an accounting firm from Argentina that is a member of Nexia International, a global network of accounting and consulting firms. She is a member of the supervisory committees of iIRSA, BACS Administradora de Activos S.A. SGF among others.

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

On October 31, 2019, our Board of Directors appointed Javier Kizlansky, Isela Angélica Costantini and Marcos Barylka, all of whom are independent board members for purposes of U.S. Securities Law requirements, as members of our Audit Committee. We have a fully independent Audit Committee as per the standard provided in Rule 10(A)‑3(b)(1) of the general rules and regulations promulgated under the U.S. Securities Exchange Act. See Item 15. Controls and Procedures.

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

When one or more directors perform special assignments or carry out technical or administrative activities, and there are no earnings to distribute, or they are reduced, the shareholders’ meeting may approve compensation in excess of the above‑mentioned limits.

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

At our annual ordinary shareholders’ meeting held on October 26, 2020, the shareholders resolved to pay aggregate compensation of ARS 320,769,717 to the members of the Board of Directors for all services rendered during the fiscal year ended June 30, 2020.

Supervisory Committee

The shareholders’ meeting held on October 26, 2020, approved payment of aggregate compensation of ARS 1,575,000 to the members of our Supervisory Committee for services rendered during the fiscal year ended June 30, 2020.

Senior management

Our senior managers are paid a fixed salary that is determined on the basis of their experience, competencies and background. Senior management is also paid an annual bonus that varies depending on the performance of each individual and on the results of our operations. For the year ended June 30, 2021, our senior management team, including members of our Board of Directors, were paid aggregate compensation of ARS 97,951,635.

Audit committee

The members of our Audit Committee do not receive compensation other than fees for their services as members of the Board of Directors.

Defined contribution plan

We have a defined contribution plan covering the members of our management team. The Plan became effective on January 1, 2006. Employees may begin participation voluntarily on monthly enrollment dates. Participants may make pre‑tax contributions to the Plan of up to 2.5% of their monthly salary, or the “Base Contributions”, and pretax contributions of up to 15% of their annual bonuses, or “Extraordinary Contributions”. Under the Plan, we match employee contributions to the plan at a rate of 200% for Base Contributions and 300% for Extraordinary Contributions.

Contribution expense was ARS 49 million, ARS 44 million and ARS 48 million for the fiscal years ended June 30, 2021, 2020 and 2019, respectively. Employee contributions are held in a mutual fund. Individual participants may direct the trustee to invest their accounts in authorized investment alternatives. Participants or their assignees, as the case may be, may have access to 100% of our contributions under the following circumstances:

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

The Board of Directors invited executive officers and key employees to participate as beneficiaries and their decision to join was voluntary. Under the plan’s framework, share‑based contributions by IRSA for executive officers and key employees were calculated based on the annual bonus for the years 2011, 2012, 2013. Participants or their successors in interest will have access to 100% of the benefits in the following events:

•	if an employee resigns or is dismissed without cause provided that, five years have elapsed from the moment of each contribution;

•	retirement;

•	total or permanent disability; or

•	death.

For fiscal year 2014, the plan contemplated an extraordinary award consisting of freely available stock payable in a single occasion.

In addition, IRSA granted a bonus to all personnel with more than two years of seniority and who do not participate in the plan consisting of a number of shares equivalent to their compensation for the month of June 2014.

On October 30, 2019, the shareholders’ meeting approved the implementation of a new incentive plan for directors, management and employees based on the granting of shares for the long term remuneration of its executives, directors and employees, which accomplish certain requirements in terms of seniority and internal category. In that sense, the shareholders approved a capital increase for up to 1% of the capital stock at the time of the execution of the plan. This increase will, consequently, be subscribed and integrated to the extent that the new shares issued to the beneficiaries of the plan are allocated. As of the date of this Annual Report, the incentive plan was not executed and thus, no shares were issued or allocated to it.

Compensation committee

We do not have a compensation committee.

C. Board practices

For information about the date of expiration of the current term of office and the period during which each director has served in such office see “-Board of Directors” and “-Senior Management.”

Benefits upon termination of employment

There are no contracts providing for payment of benefits or compensation to members of our Board of Directors if they are not re‑appointed to a new term as director. In addition, upon their termination members of our senior management team are entitled only to the compensation and benefits described under “-Board of Directors” and “-Senior Management” and ”-Incentive Plan for Employees.”

Internal Control

Management uses the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “COSO Report”) to assess effectiveness of internal control over financial reporting.

The COSO Report sets forth that internal control is a process, effected by an entity’s Board of Directors, management and other personnel, designed to provide reasonable assurance regarding the achievement of the entity’s objectives in the following categories:

-	Effectiveness and efficiency of operations

-	Reliability of financial reporting

-	Compliance with applicable laws and regulations

Based on the above, the Company’s internal control system involves all levels of the company actively involved in exercising control:

-	the Board of Directors, by establishing the objectives, principles and values, setting the tone at the top and making the overall assessment of results;

-

the management of each area is responsible for internal control in relation to objectives and activities of the relevant area, i.e. the implementation of policies and procedures to achieve the results of the area and, therefore, those of the entity as a whole;

-	the other personnel plays a role in exercising control, by generating information used in the control system or taking action to ensure control.

Audit committee

In accordance with the Capital Markets Law No. 26,831, and the CNV Rules, our Board of Directors established an Audit Committee. See “-Board of Directors” and “-Audit Committee” for further details regarding the functions of our Audit Committee.

Compensation Committee

There is no compensation committee.

D. Employees

As of June 30, 2021, we had 590 employees, of which 261 are subject to collective bargaining agreements. We believe that we have good relations with our employees. We subcontract certain operational functions related to our business to third parties primarily through tender processes for construction of development projects and for the provision of security, maintenance and cleaning services related to our shopping malls and office properties.

The following table shows the number of employees as of the indicated dates:

	Fiscal year ended June 30,
	2021	2020	2019
IRSA Propiedades Comerciales S.A.	494	663	755
Panamerican Mall S.A.	42	61	68
Arcos del Gourmet S.A.	23	26	7
Fibesa S.A.	17	18	18
We are Appa S.A.	30	12	7
Nuevo Puerto Santa Fe S.A.	14	16	17
Total	620	796	872

E. Share Ownership

The following table sets forth the amount and percentage ownership of our common shares beneficially owned by our directors, members of our senior management and members of our Supervisory Committee, as of August 31, 2021.

		Share ownership
Name	Position	Number of shares	(%)
		(in thousands)
Directors
Eduardo Sergio Elsztain (1)	Chairman	458,118	84.64
Saúl Zang	First Vice‑Chairman	634	*
Alejandro Gustavo Elsztain	Executive Vice‑Chairman	3,812	*
Mariana Carmona	Director	22	*
Fernando Elsztain	Director	-	-
Javier Kizlanzky	Director	-	-
Isela Costantini	Director	-	-
Leonardo Fernandez	Director	-	-
Marcos Barylka	Director	-	-
Gabriel Reznik	Alternate Director	-	-
Juan Manuel Quintana	Alternate Director	2	*
Mauricio Wior	Alternate Director	1	*
Salvador Bergel	Alternate Director	-	-
Pablo Vergara	Alternate Director	8	*
Gaston Lernoud	Alternate Director	8	*
Ilan Elsztain	Alternate Director	39	*
Ben Elsztain	Alternate Director	-	-
Senior Management
Daniel Ricardo Elsztain	Chief Executive Officer	238	*
Matías Gaivironsky	Chief Administrative and Financial Officer	7	*
Jorge Cruces	Chief Investment Officer	28	*
Arnaldo Jawerbaum	General Operation of Shopping Malls and Offices Manager	-	-
Supervisory Committee
José Daniel Abelovich	Member	-	-
Marcelo Héctor Fuxman	Member	-	-
Noemi Cohn	Member	-	-
Roberto Daniel Murmis	Alternate Member	-	-
Paula Sotelo	Alternate Member	-	-
Ariela Levy	Alternate Member	-	-

*Less than 1%.

(1) Mr. Eduardo Sergio Elsztain, chairman of our board of directors, beneficially owns, as of August 31, 2021, 215,998,867 common shares of Cresud representing 36.5% of its total share capital. Although Mr. Elsztain does not own a majority of the common shares of Cresud, he is its largest shareholder and exercises substantial influence over Cresud. Cresud, as of August 31, 2021, owned (directly and indirectly) 62.06% of IRSA’s common shares. If Mr. Elsztain were considered to control Cresud due to his significant influence over it, he would be considered to be the beneficial owner of 63.13% of IRSA’s common shares (which includes (i) 406,255,455 common shares owned by Cresud, (ii) 2,491,382 common shares owned by Cresud’s subsidiary, Helmir S.A., (iii) 3,612,081 common shares owned by Consultores Venture Capital Uruguay S.A, a company controlled by Eduardo Elsztain), (iv) 493,002 common shares owned by Consultores Asset Management S.A., a company controlled by Eduardo Elsztain and v) 2,970,887 common shares directly hold by him. IRSA, as of August 31, 2021, owns 79.92% of our common shares, which includes: (i) 422,557,196 common shares directly owned by IRSA; (ii) 7,341,836 common shares owned by E-Commerce, a company fully owned by IRSA; and (iii) 2,646,548 common shares owned by Tyrus, a company fully owned by IRSA. Additionally, (i) Mr. Elsztain directly owns 2,995,982 common shares, (ii) Cresud directly owns 18,201,523 common shares, (iii) Consultores Venture Capital Uruguay S.A. owns 3,800,541 common shares and (iv) Consultores Asset Management owns 550,135 common shares. If Mr. Elsztain were considered the beneficial owner of 63.13% of IRSA, he would be the beneficial owner of 84.64% of our common shares.

Option Ownership

No options to purchase common shares have been granted to our directors, senior managers, members of our Supervisory Committee or our Audit Committee.

Employee Participation in our share capital

There are no arrangements for involving our employees in our capital stock or related to the issuance of options, common shares or securities, other than those described under the following sections: (i) “-Compensation” and (ii) “-Incentive Plan for Employees.”

ITEM 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

Information about Major Shareholders

Share Ownership as of August 31, 2021

The following table sets forth information regarding ownership of our capital stock by each person known to us to own beneficially at least 5% of our common shares, the ANSES and all our directors and officers as a group, as of August 31, 2021:

	Share ownership as of August 31, 2021
	Number of common shares (in thousands)	Percent of total (%) (1)

IRSA (2)	432,570	79.9
Directors and officers excluding Eduardo Sergio Elsztain (3)	4,514	0.8
ANSES	9,446	1.7
Total	446,530	82.4

(1) Figures may not seem due to rounding.

(2) Mr. Eduardo Sergio Elsztain, chairman of our board of directors, beneficially owns, as of August 31, 2021, 215,998,867 common shares of Cresud representing 36.5% of its total share capital. Although Mr. Elsztain does not own a majority of the common shares of Cresud, he is its largest shareholder and exercises substantial influence over Cresud. Cresud, as of August 31, 2021, owned (directly and indirectly) 62.06% of IRSA’s common shares. If Mr. Elsztain were considered to control Cresud due to his significant influence over it, he would be considered to be the beneficial owner of 63.13% of IRSA’s common shares (which includes (i) 406,255,455 common shares owned by Cresud, (ii) 2,491,382 common shares owned by Cresud’s subsidiary, Helmir S.A., (iii) 3,612,081 common shares owned by Consultores Venture Capital Uruguay S.A, a company controlled by Eduardo Elsztain), (iv) 493,002 common shares owned by Consultores Asset Management S.A., a company controlled by Eduardo Elsztain and v) 2,970,887 common shares directly hold by him. IRSA, as of August 31, 2021, owns 79.92% of our common shares, which includes: (i) 422,557,196 common shares directly owned by IRSA; (ii) 7,341,836 common shares owned by E-Commerce, a company fully owned by IRSA; and (iii) 2,646,548 common shares owned by Tyrus, a company fully owned by IRSA. Additionally, (i) Mr. Elsztain directly owns 2,995,982 common shares, (ii) Cresud directly owns 18,201,523 common shares, (iii) Consultores Venture Capital Uruguay S.A. owns 3,800,541 common shares and (iv) Consultores Asset Management owns 550,135 common shares. If Mr. Elsztain were considered the beneficial owner of 63.13% of IRSA, he would be the beneficial owner of 84.64% of our common shares.

(3) Includes only direct ownership of our directors and senior management, other than Mr. Elsztain. Information as of August 31, 2021.

Through its ownership of our common shares, IRSA currently has voting control over us and the power to direct or influence the direction of our management and policies. IRSA is an Argentine real estate company engaged in a range of real estate activities. IRSA’s common shares are listed and traded on ByMA and on the New York Stock Exchange.

As of August 31, 2021, Cresud owned 62.0% of IRSA’s common shares. Cresud is a leading Argentine producer of basic agricultural products. Cresud’s common shares are listed and traded on ByMA and on NASDAQ.

Changes in Share Ownership

	August 31,	Percentage Share Ownership as of June 30,
	2021	2021	2020	2019	2018	2017
IRSA (1)	79.9	79.9	80.6	82.3	86.3	94.6
Directors and officers	0.8	0.8	0.7	0.6	0.1	0.1
ANSES	1.7	1.7	1.7	1.6	1.4	1.4

(1) Mr. Eduardo Sergio Elsztain, chairman of our board of directors, beneficially owns, as of August 31, 2021, 215,998,867 common shares of Cresud representing 36.5% of its total share capital. Although Mr. Elsztain does not own a majority of the common shares of Cresud, he is its largest shareholder and exercises substantial influence over Cresud. Cresud, as of August 31, 2021, owned (directly and indirectly) 62.06% of IRSA’s common shares. If Mr. Elsztain were considered to control Cresud due to his significant influence over it, he would be considered to be the beneficial owner of 63.13% of IRSA’s common shares (which includes (i) 406,255,455 common shares owned by Cresud, (ii) 2,491,382 common shares owned by Cresud’s subsidiary, Helmir S.A., (iii) 3,612,081 common shares owned by Consultores Venture Capital Uruguay S.A, a company controlled by Eduardo Elsztain), (iv) 493,002 common shares owned by Consultores Asset Management S.A., a company controlled by Eduardo Elsztain and v) 2,970,887 common shares directly hold by him. IRSA, as of August 31, 2021, owns 79.92% of our common shares, which includes: (i) 422,557,196 common shares directly owned by IRSA; (ii) 7,341,836 common shares owned by E-Commerce, a company fully owned by IRSA; and (iii) 2,646,548 common shares owned by Tyrus, a company fully owned by IRSA. Additionally, (i) Mr. Elsztain directly owns 2,995,982 common shares, (ii) Cresud directly owns 18,201,523 common shares, (iii) Consultores Venture Capital Uruguay S.A. owns 3,800,541 common shares and (iv) Consultores Asset Management owns 550,135 common shares. If Mr. Elsztain were considered the beneficial owner of 63.13% of IRSA, he would be the beneficial owner of 84.64% of our common shares.

Differences in Voting Rights

Our major shareholders do not have different voting rights.

Arrangements for change in control

There are no arrangements that may at a subsequent date result in a change in control.

Securities held in the host country

As of June 30, 2021, we had 126,014,050 common shares issued and outstanding of which 109,623,509 (or 87.0%) were held in Argentina. As of June 30, 2021, we had 4,097,635 ADS outstanding (representing 16,390,541 of our common shares, or 13.0% of all of our total common shares issued and outstanding). As of such date, we had 51 registered holders of our ADS in the United States.

On July 6, 2021, we announced to our shareholders that as of July 19, 2021, was effected simultaneously the distribution of shares and the change in face value, where it was proceed to make the exchange of 126,014,050 ordinary shares of nominal value ARS 1.00 each and one vote per share, for the amount of 541,230,019 ordinary shares of nominal value ARS 100 each and one vote per share. From the date indicated, the new shares distributed by the capitalization described have economic rights on equal terms with those currently in circulation. Our share capital after the operations indicated amounts to the sum of ARS 54,123,001,900 represented by 541,230,019 ordinary shares of nominal value ARS 100 each and one vote per share. For more information see “Recent Developments - Stock market capitalization, changes in Face Value and distribution of released shares”.

As of August 31, 2021, we had 541,230,019 common shares issued and outstanding of which 471,121,146 (or 87.0%) were held in Argentina. As of August 31, 2021, we had 17,527,218 ADS outstanding (representing 70,108,873 of our common shares, or 13.0% of all of our total common shares issued and outstanding). As of such date, we had 51 registered holders of our ADS in the United States.

B. Related Party Transactions

A related party transaction is any transaction entered into directly or indirectly by us or any of our subsidiaries that is material based on the value of the transaction to: (a) us or any director, officer or member of our management or shareholders; (b) any entity in which any person described in clause (a) is interested; or (c) any person who is connected or related to any person described in clause (a).

Offices and shopping mall spaces leases

IRSA and Cresud rent office space for their executive offices located at the Della Paolera 200 tower at Della Paolera 261, floor 9th, City of Buenos Aires, Argentina. They also rent space that we own at the Abasto Shopping Mall.

The offices of Eduardo S. Elsztain, the Chairman of our Board of Directors and our controlling shareholder, are located at Bolivar 108, City of Buenos Aires, Argentina. This property has been rented to a company controlled by family members of Mr. Elsztain and to a company controlled by Fernando A. Elsztain, one of our directors and the cousin of Mr. Eduardo S. Elsztain, and members of his family.

•	In addition, BACS Banco de Crédito y Securitización S.A. (“BACS”), BHN Sociedad de Inversión S.A., BHN Seguros Generales S.A. and BHN Vida S.A. rent offices owned by us in different buildings.

•	Furthermore, we also lease various stores, stands, storage space or advertising spaces in our shopping malls to third parties and related parties such as Banco Hipotecario S.A.

Lease agreements entered into with affiliates have included similar provisions and amounts to those included in agreements with unaffiliated third parties.

Agreement for the Exchange of Corporate Services with Cresud and IRSA

Considering that each of Cresud, IRSA and us have corporate operations that overlap to a certain extent, our Board of Directors deemed it advisable to implement alternatives designed to reduce certain fixed costs of our combined activities and to mitigate their impact on our operating results while seizing and optimizing the individual efficiencies of each of them in the different areas comprising the management of corporate corporations.

To such end, on June 30, 2004, we, Cresud and IRSA entered into a Master Agreement for the Exchange of Corporate Services, or the “Framework Agreement,” which has been amended several times in line with evolving operating requirements. The Framework Agreement had an initial term of additional 24 months and is renewable automatically for additional 24-month term, unless terminated by any of the parties upon prior notice.

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

Hospitality Services

We and our related parties hire, on certain occasions, hotel services and lease conference rooms for events to Nuevas Fronteras S.A., Hoteles Argentinos S.A. and Llao Llao Resorts S.A., subsidiaries of IRSA, all on arm’s‑length terms and conditions.

Financial and Service Operations

We work with several financial entities in Argentina for operations including, but not limited to, credit, investment, purchase and sale of securities and financial derivatives. Such entities include Banco Hipotecario S.A. and its subsidiaries. Furthermore, Banco Hipotecario and BACS usually act as underwriters in capital market transactions we undertake. In addition, we invest from time to time our cash fund in mutual funds managed by BACS Administradora de Activos S.A. S.G.F.C.I., which is a subsidiary of Banco Hipotecario S.A., among other entities.

Donations to Fundación IRSA and Fundación Museo de los Niños

Fundación IRSA is a non-profit charity that seeks to support and generate initiatives concerning education, the promotion of corporate social responsibility and the entrepreneurial spirit of young adults. It carries out corporate volunteer programs and fosters donations from our employees. The main members of Fundación IRSA’s Board of Directors are: Eduardo S. Elsztain (President); Saúl Zang (Vice President I); Alejandro Elsztain (Vice President II); Mariana C. de Elsztain (Secretary); Oscar Marcos Barylka (Director) and Marcos Slipakoff (Treasurer). It finances its activities with donations from us, IRSA CP, Cresud and other related companies.

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

Line of credit granted to IRSA

On April 1, 2019, as amended on May 13, 2020, we granted a line of credit to IRSA and its subsidiaries that do not consolidate with us in a principal amount up to USD 180,000,000 on the following terms: (1) the credit line may be funded in U.S. dollars or in Pesos; (2) up to three year term to maturity not extendable without our consent; and (3) interest payable: (i) for U.S. dollar funded, at a rate equal to the yield on IRSA’s existing local bonds due 2020, or, if IRSA’s 2020 bonds are early redeemed or otherwise cancelled, at an interest rate equal to the yield on local bonds issued by us plus 50 basis points, and (ii) for pesos funded, at Badlar rate average plus 9.625%. The interest rate is readjusted quarterly and applied to the outstanding loan balances and to new disbursements in such quarter. As of June 30, 2021 the outstanding principal balance of loans granted to IRSA amounted to USD 69.9 million.

Purchase of financial assets

We usually invest excess cash in instruments that may include those issued by related companies, acquired at issuance or from unrelated third parties in secondary market transactions.

Investment in Dolphin Fund Ltd.

On August 31, 2021, Torodur S.A., a Uruguayan company wholly owned by us, entered into a subscription agreement with Dolphin Fund Ltd., an investment fund, constituted under the laws of Bermuda, controlled through equity shares by Tyrus S.A., a Uruguayan company wholly owned by IRSA and whose administrator is Consultores Venture Capital Uruguay S.A., an Uruguayan company indirectly controlled by Mr. Eduardo Elsztain, through the subscription of Class C Participating Shares of face value USD 0.01 without voting rights, with possibility of redemption on the last day of each month with prior notification by the investor, for an amount of USD 1.8 million. The focus of the Class C is to invest into a Commodity super cycle.

Legal services

We receive legal services from Estudio Zang, Bergel & Viñes, in which Saúl Zang and Salvador D. Bergel were founding partner and Juan Manuel Quintana and Pablo Vergara del Carril are partners. Mr. Zang is a member of our Board of Directors and those of certain related companies. Mr. Bergel, Mr. Quintana and Mr. Vergara del Carril serve as alternate members of our Board of Directors. See “Directors, Senior Management and Employees-Directors and Senior Management-Board of Directors.”

Purchases and sales of properties

In the ordinary course of our business, we may acquire from or sell to our related parties certain real estate properties used for rental purposes or otherwise, subject to our Audit Committee’s approval. Our Audit Committee must render an opinion as to whether the terms of these transactions can reasonably be expected to have been obtained by us in a comparable transaction on an arm’s‑length basis with a unrelated parties. In addition, if our Audit Committee so requires, valuation reports by independent specialist third parties must be obtained.

Transfer of Tax Credits

Cresud assigned credits to us and other related parties corresponding to value added tax export refunds related to such companies’ business activity.

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

This resolution was appealed but affirmed in December 2014. Therefore, on December 18, 2014, the “Arcos” Project was opened to the public, and currently is operating normally. Notwithstanding, the plaintiff appeared before the Superior Court of the City of Buenos Aires to request the review of the case based on constitutional matters allegedly at issue. On July 4, 2017, the Superior Court ordered the Appeals Court to review the case on certain grounds. The Appeals Court rendered a new sentence on February 14 2019. This new sentence rules that Arcos del Gourmet has to yield a portion of land to build a green park. Arcos del Gourmet filed an appeal before the Superior Court. This appeal has been decided and Arcos del Gourmet filed an appeal complaint for appeal denied.

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

On February 14, 2019, the Chamber decided to condemn the Government of the City of Buenos Aires (“GCBA”) and Arcos, providing for the partial annulment of resolution 157 / APRA / 14 at the point that it did not consider appropriate for Arcos to transfer 65% of the land for use and public utility with unrestricted access and destined “especially and preferably to the generation of new landscaped green spaces”. Consequently, it was resolved that the GCBA must issue an administrative act that provides for this assignment. If it does not do so, Arcos must also comply with said assignment, either on the premises where the commercial center is currently located, be it totally or partially on land adjacent to the area. Failing to do this, Arcos del Gourmet S.A. (“Arcos”) must pay, prior to the realization of an expert report to be ordered in the execution stage, the sum of money necessary in order for the Administration to proceed to the search for a property with the objective of fulfilling the aforementioned purpose. If none of the aforementioned forms of compliance are specified, the power to order will be expedited - prior intervention of the relevant experts and / or technical departments of the corresponding GCBA - the demolition of the necessary works in order to comply with the ordered assignment.

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

In March 2019, Arcos filed a petition for injunctive relief in order to suspend all judicial or administrative proceedings of launch or eviction, by which it is intended to execute, in a forced way, the AABE resolution No. 170/2014, until the final judgment is issued in the nullity proceeding. The injunctive relief was sentenced and renewed once but AABE and Playas Ferroviarias appealed the judgment and finally, in September 2021, the Court of Appeal revoked the first instance judgement of suspension of eviction of the Distrito Arcos that was filed against. Against that judgment, ARCOS filed a federal extraordinary appeal in September 2021, which hasn’t been solved yet.

Due to all of the foregoing, the Company’s legal advisors, although they consider that the outcome of the complaint is still uncertain, they consider that even if it is unfavorable, there is a low probability that, once the court ruling in the case is signed and once all recursive instances have been exhausted, the demolition of the works carried out in the Property is definitively ordered.

Caballito

On July 20, 2020 we have been notified of the filing of a protection action (amparo) that is processed before the Administrative and Tax Litigation Jurisdiction of the City of Buenos Aires, Court 24, Secretariat 47 where the plaintiff has requested the nullity of: 1) Administrative act that grants the certificate of environmental aptitude and 2) Administrative act that registered the plans of the work called -Caballito Chico- located on Avellaneda 1400, City of Buenos Aires, because it is understood that they contain defects in their essential elements, for being violative of the provisions contained in the Urban Planning Code and of the complementary regulations in force at the time of initiating the process and for causing irreparable damage to the environment and rights of collective incidence. The transfer was answered by the precautionary measure and by the substantive action. The transfer of said presentation was answered. On August 13, 2020, the following precautionary measure was decreed that orders: a) the suspension of the effects of the administrative acts granted by the CCA (DI-2018-1865-DGEVA and that registered the plans and; b) the stoppage of construction work carried out on the property located at Avellaneda 1400, City of Buenos Aires. The issuance of said precautionary measure was appealed. On October 1, 2020, the Court of Appeal confirmed the precautionary measure. The Government of the City of Buenos Aires appealed the measure by filing a Constitutional Challenge that was denied filling a complaint appeal, in October 2021. Regarding the main proceeding, it is in process of trial.

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

Pursuant to Argentine law and our by‑laws, net and realized profits for each fiscal year are allocated as follows:

•	5% of net profits is allocated to our legal reserve, until such reserve equals 20% of our adjusted capital stock;

•	a certain amount determined at a shareholders’ meeting is allocated to the compensation of our directors and the members of our Supervisory Committee; and

•	additional amounts are allocated to the payment of dividends, optional reserve, or to fund reserves for any other purpose as determined by our shareholders.

According to rules issued by the CNV and our bylaws, cash dividends must be paid to shareholders within 30 days of the resolution approving their distribution. In the case of dividends payable in form of additional shares, the shares must be delivered to shareholders within three months of the annual meeting of our shareholders that approved them.

The following table sets forth the total and per share amounts paid as dividends on each fully paid‑in share for the fiscal years mentioned. The amounts stated in pesos correspond to nominal pesos on their respective dates of payment and refers to our unconsolidated dividends. See “Item 3. Key Information-Local Exchange Market and Exchange Rates.”

Fiscal year	Dividend Paid stated in terms of the measuring unit current as of June 30, 2021	Dividend per share paid stated in terms of the measuring unit current as of June 30, 2021 (1)	Dividend paid stated in terms of the measuring unit current as of the date of each corresponding Shareholders’ meeting	Dividend per share paid stated in terms of the measuring unit current as of the date of each corresponding Shareholders’ meeting (1)
	(in thousands of ARS)	(ARS)	(in thousands of ARS)	(ARS)
2018	2,755,280	21.8648	680,000	5.3962
2019	1,513,338	12.0093	545,000	4.3249
2020	1,097,987	8.7133	595,000	4.7217
2021	13,042,506	103.5004	9,700,000	76.9755

(1) In July 2021, we inform the distribution of shares which has been approved in the Company’s Shareholders meeting held on October 26, 2020. The shares distribution and the change in nominal value will be made simultaneously and the entry of the change of 126,014,050 book-entry common shares, with a nominal value of ARS 1 each and one vote per share, for the amount of 541,230,019 book-entry common shares with a nominal value of ARS 100 each and one vote per share. The aforementioned change was not taken into account in the presentation of the date in the table in the information per share.

B. Significant changes

This section is not applicable.

ITEM 9. The Offer and Listing

A. The offer and listing details

The following summary provides information concerning our share capital and briefly describes all material provisions of our bylaws and the Argentine Corporation Law.

Stock Exchanges in which our securities are listed

Our common shares are listed on ByMA, the successor to Merval, under the ticker “IRCP.” ADSs representing our common shares are listed on the NASDAQ Global Market under the ticker “IRCP.” Our outstanding capital stock consists of ARS 54,123,001,900 represented by 541,230,019 common shares of ARS 100 face or nominal value per share, with one vote per share. All of the common shares are validly issued, fully paid and non-assessable.

On July 6, 2021, we announced to our shareholders that as of July 19, 2021, was effected simultaneously the distribution of shares and the change in face value, where it was proceed to make the exchange of 126,014,050 ordinary shares of nominal value ARS 1.00 each and one vote per share, for the amount of 541,230,019 ordinary shares of nominal value ARS 100 each and one vote per share. From the date indicated, the new shares distributed by the capitalization described have economic rights on equal terms with those currently in circulation. Our share capital after the operations indicated amounts to the sum of ARS 54,123,001,900 represented by 541,230,019 ordinary shares of nominal value ARS 100 each and one vote per share. For more information see “Recent Developments - Stock market capitalization, changes in Face Value and distribution of released shares”.

As of that date of this Annual Report: (1) we had no other shares of any class or series issued and outstanding; and (2) there are no outstanding convertible notes to acquire our shares. Our common shares have one vote per share. All outstanding shares are validly issued, fully paid and non-assessable. As of June 30, 2021, there were approximately 5,988 holders of our common shares.

Price history of our stock

Our common shares are listed and traded on ByMA under the ticker “IRCP”. The shares have been listed on ByMA and its predecessor, Merval, since March 26, 1996. ADS are listed and traded on the NASDAQ Global Market under the symbol “IRCP”. Each ADS represents four common shares. The ADS were listed on the NASDAQ on November 15, 2000, acting as depository of the ADS.

Due to the aggregate ownership of approximately 79.92% as of June 30, 2021 by our principal shareholder, the liquidity of our common shares is restricted. This may result in limited or no trading in our common shares or ADS during a trading day.

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

The Capital Markets Law, as currently in effect, sets forth the following key goals and principles:

•	Promoting the participation of small investors, employee unions, industry groups and trade associations, professional associations and all public savings entities in the capital markets, promoting mechanisms designed to promote domestic savings and channel such funds toward the development of production;

•	Strengthening mechanisms to prevent abuses and protect small investors;

•	Promoting access to the capital market by small and medium‑sized companies;

•	Using state‑of‑the‑art technology to foster creation of an integrated capital market through mechanisms designed to achieve interconnection of computer systems among trading markets;

•	Encouraging simpler trading procedures available to users to increase liquidity and competitiveness to develop favorable conditions for transaction execution;

•	Reducing systemic risk in the Argentine capital markets through actions and resolutions aimed at implementing international best practices;

•	promoting the integrity and transparency of the Argentine capital markets; and

•	promoting financial inclusion.

The CNV is a self‑administered agency of the Argentine Government with jurisdiction covering the territory of Argentina, governed by the provisions of the Capital Markets Law and the CNV Rules among other related statutory regulations. The relationship of the CNV and the Argentine Executive branch is maintained through the Ministerio de Finanzas (Ministry of Finance), which hears any appeals filed against decisions made by the CNV, notwithstanding any other legal actions and remedies contemplated in the Capital Markets Law.

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

Law No. 27,440 streamlines the regulation of mutual funds, public offerings of securities, of negotiable obligations and regulation of intermediaries and securities markets, while incorporating a long-awaited regulation for derivative instruments and the margins and guarantees that cover them. Below is a summary of the main amendments to the Capital Markets Law introduced by Law No. 27,440:

•	Eliminates the CNV’s power to appoint supervisors with veto power over resolutions adopted by an issuer’s Board of Directors without a judicial order.

•	Grants the CNV the power to issue regulations to mitigate situations of systemic risk, set maximum fees to be received by securities exchanges, create or modify categories of agents, encourage the simplification of the negotiation of securities and promote the transparency and integrity of the capital markets, while prohibiting the CNV from denying an issuer’s public offer authorization request solely because of opportunity, merit or convenience.

•	Empowers the CNV to regulate private offerings of securities.

•	Grants federal commercial courts jurisdiction to review resolutions or sanctions issued by the CNV.

•	Strengthens due process guarantees in favor of persons on entities sanctioned by the CNV and increases the amount of the fines, between ARS 100,000 and ARS 100 million, which can be increased up to five times the benefits perceived with the infraction.

•	Returns functions such as supervision, inspection and control of agents and operations, to the stock exchanges and clearing houses without this implying delegation of the powers of the CNV.

•	Allows the CNV to regulate and set ownership limits of authorized markets to restrict control concentration.

•	Preemptive rights may be exercised through the placement procedure determined in a public offering prospectus, instead of the procedure set forth in the Argentine General Companies Law. Preemptive right holders have the right to subscribe for newly issued shares in proportion to their shareholding prior to the capital increase. The subscription price for the newly issued shares may not be less than the public offering price. In order to use the public offering regime for a preemptive rights offering the issuer must (i) have an express provision in its bylaws adopting this regime in lieu of the regime set forth in the Argentine General Companies Law; and (ii) the issuer’s shareholders must approve any issuance of equity securities or convertible debt securities.

•	Eliminates share accretion rights, unless expressly provided for in a listed company’s bylaws.

•	Allows foreign entities to participate in all shareholder meetings through authorized agents.

•	Establishes guidelines to set the offer price in a mandatory tender offer.

•	Allows the offeror to freely set the offer price in a voluntary tender offer.

Information regarding the ByMA (1)

	As of June 30,
	2021	2020

Market capitalization (in billions of ARS)	3,265	2,845
Average daily trading volume (2) (in millions of ARS)	1,668	1,088
Number of listed companies (3)	87	89

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

As of June 30, 2021, approximately 87 companies had equity securities listed on, or being transitioned to the ByMA. The Argentine securities markets generally have substantially more volatility than securities markets in the United States and certain developed countries. The S&P Merval index experienced a 0.8% increase in 2018, a 37.6% increase in 2019 and a 22.9% increase in 2020. In order to avoid large fluctuations in securities prices of traded securities, the ByMA operates a system pursuant to which the negotiation of a particular security is suspended for 15 minutes when the price of the security registers a variation between 10% and 15% and between 15% and 20%, during any trading session. Any additional 5% variation in the price of the security results in additional 10 minutes successive suspension periods.

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

B. Memorandum and Articles of Association

Our corporate purpose

Our legal name is “IRSA Propiedades Comerciales S.A.” Our former legal name was Alto Palermo S.A. (APSA), which was modified by vote of the Extraordinary General Shareholders’ meeting held on February 5, 2015. We were organized and incorporated on August 29, 1889 under Argentine law as a stock corporation (Sociedad Anónima). Our bylaws were registered in the public registry of the city of Buenos Aires, currently named Superintendence of Corporations (Inspección General de Justicia) on February 27, 1976 under number 323, on page 6, book 85 of the stock corporations volume. Pursuant to our bylaws, our term of duration expires on August 28, 2087. Article 4 of our bylaws defines our corporate purpose as follows:

•	Invest, develop and operate real estate, and specially shopping malls;

•	Invest, develop and operate personal property, and specially securities;

•	Issuing of Credit Cards;

•	Manage real or personal property, whether owned by us or by third parties;

•	Build, recycle or repair real property whether owned by us or by third parties;

•	Marketing products;

•	Agencies and representations;

•	Advise third parties with respect to the aforementioned activities; and

•	Fund projects, undertakings, works and/or real estate transactions of third parties.

Board of Directors

Voting of proposals in which directors have material interest

Capital Markets Law No. 26,831 establishes in that the members of the Board of Directors, the supervisory committee of companies with listed securities owe the company a duty of loyalty and to be diligent when exercising their functions. Such individuals shall:

•	not be allowed to make use of any corporate assets or confidential information for his/her own private purposes;

•	not be allowed to profit or permit a third party to profit, whether by an action or an omission to act, from any business opportunities available to the company;

•	be required to exercise any powers conferred to them solely for the purposes for which they were conferred under the law or the corporate bylaws or by a shareholders’ meeting or the Board of Directors; and

•	be required to meticulously ensure that no conflict of interest, whether direct or indirect, shall under any circumstances arise between his/her actions and the company’s interests.

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

Voting rights and staggered elections

Our share capital is composed of book-entry common shares with face value of ARS 100 per share and entitled to one vote each.

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

Amendment to the bylaws

At the shareholders’ meeting held on October 25, 2007, our shareholders voted to amend Section Twelve in order to adapt the performance bonds granted by directors to current rules and regulations, and (ii) Section Fifteen in order to incorporate the possibility of holding remote board meetings pursuant to the provisions of section 65 of Decree 677/01-currently section 61 of Capital Markets Law No. 26,831-. Such amendment is attached here to as Exhibit 1.2.

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

At the shareholders’ meeting held on October 26, 2020, our shareholders voted to amend Section Six (establishing that the face value of the shares would be ARS 100 per share). Such amendment was duly registered with the Public Registry of the City of Buenos Aires.

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

At present, foreign exchange regulations are included in the Consolidated Text on Foreign Trade and Exchange issued by Communication (Central Bank, also referred to as “BCRA”) “A” 6844 as supplemented.

A brief summary of the exchange control regulations in force as of the date of this Form Annual Report is set forth below.

Exports of Goods

As a general rule, exporters of goods must repatriate, and settle in pesos through the foreign exchange market, the proceeds from exports cleared through customs after September 2, 2019 within different deadlines, depending on certain factors (nature of goods, relationship between exporter and importer, etc.). In certain cases (e.g. certificate of increase of exports against 2020, proyects falling under the Investment Promotion Regime for Exports set out by the Executive Order 234/21, etc.) exporters have greater access to the foreign exchange market.

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

Imports of Goods and Services

Except for certain exceptions current regulations provide for, importers of goods and/or services must obtain prior authorization from the Central Bank for the settlement of foreign currency-denominated debts in connection with the import of goods and services.

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

External Financial Indebtedness

Borrowers must repatriate and settle in the foreign exchange market the proceeds from financial indebtedness incurred after September 1, 2019, as a condition for accessing the foreign exchange market to make debt service payments thereunder. Subject to compliance with requirements set forth in the regulations, access to the foreign exchange market will be granted for the repayment of principal or interest up to three business days in advance of the due date.

Communication “A” 7,030, and its amendments, establishes the prior agreement of the Central Bank, until December 31, 2021, for the cancellation of capital services of financial debts with abroad, provided that the creditor is a related counterparty, with limited exceptions.

Additionally, Communication “A” 7,106 and its amendments established the requirement, for those who register scheduled capital maturities until December, 2021 with creditors that are not related counterparties, to submit to the Central Bank a detail of a refinancing plan complying with certain criteria established in the said Communication, with limited exceptions (e.g. proceeds from financial indebtedness incurred after January 1, 2020, that were repatriated and settled in the foreign exchange market). Specifically, the Central Bank will grant access to companies for an amount up to 40% of maturities and companies must refinance the rest for a term of at least 2 years. This, provided that the amount for which the exchange market would be accessed for the cancellation of principal exceeds the equivalent of USD 2,000,000 per calendar month, with some exceptions, expressly provided for by the regulation.

Indebtedness Between Residents

Prior authorization from the Central Bank is required for the payment of foreign currency-denominated obligations between Argentine residents after September 1, 2019, with limited exceptions. However, no prior authorization is required for the payment of foreign currency-denominated obligations to Argentine financial entities, including, among others, payments made in respect of credit cards.

Profits and Dividends

Prior authorization from the Central Bank is required for the transfer of profits and/or dividends outside of Argentina, unless certain requirements expressly provided for by current regulation are met.

Non-Residents

Non-residents must obtain prior authorization from the Central Bank to access the foreign exchange market to purchase foreign currency, with limited exceptions.

Reporting Regime

In all cases, access to the foreign exchange market for the payment of financial or commercial debts will be granted to the extent that such debts were disclosed in accordance with the Central Bank’s reporting regime established through Communication “A” 6,401, if applicable.

Outgoings

Outflow of funds

Consolidated Text on Foreign Trade and Exchange provides for prior approval of the Central Bank in order to carry out any outflow of funds, unless the clients submit several affidavits related to (i) foreign currency holdings and liquid external assets; (ii) own and controlling company’s securities transactions (blue chip swap, “dolar MEP”, etc.); and (iii) economic benefits granted by the State.

Through Communication “A” 7,001, as amended by Communication “A” 7,030, the Central Bank established certain restrictions to carry out sales of securities via the settlement of foreign currency and its transfer to depository institutions abroad. In this connection, in order to carry out any outflow of funds, the entity must:

(i) request the prior approval of the Central Bank; or

(ii) rely on an affidavit stating that the client did not carry out neither sales of securities via the settlement of foreign currency, nor its transfer to foreign depository entities on the day that access to the foreign exchange market was requested and within 90 days prior to such request, as well as that the customer undertakes not to carry out such transactions from the date access to the foreign exchange market is requested and for the subsequent 90 calendar days.

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

In addition to the above, by means of Communication “A” 7327, the Central Bank established that, as of July 12, 2021, in order for residents to be granted access to the foreign exchange market, it will be required (in addition to the preexisting conditions), that: (i) on the same day that such access is required and within the previous 90 days, such local resident has not exchanged securities for other foreign assets (in addition to the already existing requirement of not having sold securities with settlement in foreign currency or transferred them to depository institutions abroad during the same period); and (ii) for legal entities, to submit a sworn statement informing (a) a list of the persons or legal entities that directly control the client; and (b) that within the previous 90 days (or since July 12, 2021, in the event that 90 days have not yet elapsed since that date), the legal entity has not delivered in the country any funds in local currency or other liquid local assets to any of the aforementioned persons (except for those directly associated with usual transactions involving the acquisition of goods and/or services). Alternatively, the requirement set forth in (b) may be considered fulfilled if the legal entity submits a sworn statement executed by each of those persons exercising direct control stating that, during the same period, no sales of securities with settlement in foreign currency, or exchanges of securities for other external assets, or transfers thereof to depository institutions abroad, have been made.

On October 5, 2021, by means of General Resolution 907/21, a limit on the sale of securities which are denominated in U.S. dollars and issued under local law was established at the end of each week for those transactions that had a concurrence of tenders received with a priority of price and time. This limit may not exceed the amount of fifty thousand nominal values settled. Plus, it was also established as prior condition for those transactions that the orders may only be given if no sales have been made with foreign settlement in the previous thirty days, and a commit not to do so within thirty subsequent calendar days.

Securities trading

Central Bank Communication “A” 7106, as amended by Communication “A” 7308, established that securities transactions performed in Argentina, unlike securities transactions performed abroad, can be settled in ARS in Argentina.

Central Bank Communication “A” 7340 provides that securities sale transactions settled in foreign currency must be paid by one of the following mechanisms:

•	By transfer of funds to and from demand accounts held in the customer’s name with local financial institutions;
•	Against wire transfers on bank accounts in the customer’s name with a foreign entity that is not incorporated in countries or territories where the Recommendations of the Financial Action Task Force do not apply, or do not sufficiently apply.

This Communication “A” 7340 also prohibits the settlement of purchase and sale transactions of securities with settlement in foreign currency through payment in foreign currency cash, or through their deposit in custody accounts or accounts of third parties.

No sales of securities with settlement in foreign currency may be executed in Argentina, and such securities may not be transferred to foreign depositaries or exchanged for other external assets, by persons that were granted with certain benefits (beneficiaries of refinancings contemplated under Section 2.1.1. of the regulations on “Financial services under the scope of the health emergency ordered by Decree No. 260/2020 Coronavirus (COVID-19”, etc.).

On July 8, 2021, the Securities Regulator (“CNV”), approved General Resolution 895/2021, to increase the minimum holding periods for the settlement of securities against foreign currency and in foreign jurisdiction. Said General Resolution does not incorporate modifications for the settlement of securities against local currency.

The minimum holding period, locally known as “Parking Period”, for securities in the local custodian to be applied to the settlement of transactions in foreign currency and in foreign jurisdiction (i.e., settlement against “Dollar Cable” in a foreign account) was set to two (2) business days. This Parking Period does not apply in the case of purchases of securities with settlement in foreign currency and in a foreign jurisdiction.

In the case of sales of securities with settlement in foreign currency, but in local jurisdiction (i.e., settlement against a MEP transfer to a local account), the Parking Period remains one (1) business day. This Parking Period shall not apply in the case of purchases of securities settling in foreign currency.

The Parking Period prior to settlement against foreign currency and in foreign jurisdiction (i.e. settlement against “Dollar Cable” in a foreign account) for locally credited securities from foreign depositories (i.e. acquired from foreign agents) has also been set to two (2) business days. In the case of transactions with settlement in foreign currency and in local jurisdiction (i.e., settlement against a MEP transfer to a local account), the Parking Period remains at 1 (ONE) business day.

Finally, the CNV also modified the maximum limits for weekly transactions in sovereign securities issued by the Argentine Republic for each principal sub-account in the time-priority bidding segment (BYMA), which prior to the entry into force of the General Resolution was one hundred thousand (100,000) nominal amounts (only for securities issued under local law). According to the new General Resolution, the limit was split into (i) fifty thousand (50,000) nominals for securities issued under local law, purchased with settlement in such currency and jurisdiction, and (ii) fifty thousand (50,000) nominals for securities issued under foreign law. These limits continue not to apply to wholesale transactions (MAE/SENEBI).

For more information see “Risk Factors-Restrictions on transfers of foreign currency and the repatriation of capital from Argentina may impair our ability to pay dividends and distributions and investors may face restrictions on their ability to collect capital and interest payments in connection with corporate bonds issued by Argentine companies”.

E. Money Laundering

Argentine Law No. 25,246, as amended by Laws Nos. 26,087, 26,119, 26,268, 26,683, 26,831, 26,860 and 27,304 (the “Anti‑Money Laundering Law”), makes it a crime to be involved in money laundering, defined as the exchange, transfer, management, sale or any other use of money or other assets that are the product of a crime, by a person who did not take part in such crime, such that the elicit assets or their derivative result that such original assets (or new assets resulting from such original assets) have the appearance of having been obtained through legitimate means. In spite of the fact that there is a specific amount for the money laundering category (ARS 300,000), the crimes committed for a lower amount are also punished, but the prison sentence is reduced.

After the enactment of Law No. 26,683, money laundering was included in the Penal Code as an independent crime against economic and financial order and it was split from the title “Concealment” as originally disposed. Therefore, money laundering is a crime which may be prosecuted independently. The Anti‑Money Laundering Law created the Financial Information Unit, or “UIF,” is responsible for the analysis, treatment and procurement of information to prevent money laundering originating from, among others:

•	Crimes related to the traffic and illegal commercialization of drugs (Law No. 23,737);

•	Crimes related to arms traffic (Law No. 22,415);

•	Crimes related to illegal association or terrorist association;

•	Crimes committed by illegal associations organized to commit crimes for political or racial purposes;

•	Crimes against Public Administration;

•	Crimes of minor’s prostitution and child pornography; and

•	Crimes related to terrorism financing.

The UIF analyzes the information received from entities that have the obligation to report suspicious activities or operations and, as the case may be, inform the Public Ministry to carry out the investigations that may be considered relevant or necessary.

The UIF analyzes the information it receives and informs the Public Prosecutor as to whether it should carry out any investigations. Once the information is received, the UIF may request additional information and any undertake action it deems useful for the fulfillment of its functions. In the context of the analysis, respondents may not rely on bank, tax, stock or professional secrecy, or contractual confidentiality commitments to oppose a request for information from the UIF. Once the analysis is completed, the UIF is empowered to (i) receive voluntary declarations, which in no case may be anonymous, (ii) require the collaboration of all State information services, which are required to provide it in the terms of the current procedural regulations, (iii) request the Public Prosecutor’s Office to require the competent judge to resolve the suspension of execution of any transaction, (iv) request the Public Prosecutor’s Office to require search warrants it deems useful for the investigation, (v) request the Public Ministry to manage all the legal means necessary to obtain information from any source or origin, and (vi) apply sanctions.

The anti‑money laundering framework in Argentina also assigns information and control duties to certain private sector entities, such as banks, non‑profit organizations, stock exchanges, and insurance companies, including the Central Bank. These regulations apply to many Argentine companies, including us. These obligations consist mainly of: (i) maintaining internal policies and procedures for money laundering prevention and financing of terrorism, including “know your client” procedures, as appropriate; (ii) reporting suspicious activity; and (iii) acting according to the Anti‑Money Laundering Law with respect to the confidentiality of the information obtained from the clients. For that purpose, each entity involved must appoint an officer responsible for the monitoring and control under the Anti‑Money Laundering Law.

As part of a more comprehensive modification of the rules that govern the scope of supervision of CNV, derived from the enactment of the revised Capital Markets Law and the CNV Rules, which established a new regime for the public offer of securities, CNV issued a revision of its rules to incorporate a new chapter of Anti‑Money Laundering Laws including provisions related to the fulfillment of duties to be complied by “Agentes de Negociación,” “Agentes de Liquidación y Compensación,” “Agentes de Distribución y Colocación” and “Agentes de Administración de Productos de Inversión Colectiva,” each of which is considered mandatory under the terms of sections 4, 5 and 22 of article 20 of Law No. 25,246. Such agents are required to comply with Law No. 25,246 and its amendments, regulations enacted by UIF, including executive orders with reference to the decisions adopted by the United Nations Security Council in the fight against terrorism and to comply with the resolutions issued by the Ministry of Foreign Affairs, International Trade and Religion. Furthermore, “Agentes de Custodia de Productos de Inversión Colectiva (Sociedades Depositarias de Fondos Comunes de Inversión),” “Agentes de corretaje,” “Agentes de depósito colectivo” and listed companies with respect to contribution, irrevocable contributions or indebtedness made by a shareholder or a third person to become a shareholder in the future, are also reached by the resolution.

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

Pursuant to Decree 360/2016 dated February 16, 2016, the Argentine government created the National Coordination Program for Combating Money Laundering and Terrorist Financing within the purview of the Ministry of Justice and Human Rights. Its purpose is to rearrange, coordinate and strengthen the anti‑money laundering and anti‑terrorist financing system at the national level, in light of the actual risks that could impact Argentina territory and the global requirements to be met under the scope of the obligations and international recommendations of the United Nations and FATF standards.

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

F. Taxation

United States taxation

The following summary describes the material United States federal income tax consequences of the ownership of common shares and ADSs as of the date hereof. The discussion set forth below is applicable to U.S. Holders (as defined below). Except where noted, this discussion deals only with U.S. Holders that hold the common shares or ADSs as capital assets. This summary does not represent a detailed description of the United States federal income tax consequences applicable to you if you are subject to special treatment under the United States federal income tax laws, including if you are:

•	a bank;

•	a dealer in securities or currencies;

•	a financial institution;

•	a regulated investment company;

•	a real estate investment trust;

•	an insurance company;

•	a tax-exempt organization;

•	a person holding the common shares or ADSs as part of a hedging, integrated or conversion transaction, constructive sale or straddle;

•	a trader in securities that has elected the mark‑to‑market method of accounting for your securities;

•	a person liable for alternative minimum tax;

•	a person who owns or is deemed to own 10% or more of our stock (by vote or value);

•	a person required to accelerate the recognition of any item of gross income with respect to common shares or ADSs as a result of such income being recognized on an applicable financial statement;

•	a partnership or other pass‑through entity for United States federal income tax purposes; or

•	a person whose “functional currency” is not the U.S. dollar.

Furthermore, the discussion below is based upon the provisions of the Internal Revenue Code of 1986, as amended, or the “Code,” and regulations, rulings and judicial decisions thereunder as of the date hereof, and such authorities may be repealed, revoked or modified so as to result in United States federal income tax consequences different from those discussed below. This summary does not contain a detailed description of all the United States federal income tax consequences to you in light of your particular circumstances and does not address the Medicare tax on net investment income, United States federal estate and gift taxes or the effects of any state, local or non‑United States tax laws. In addition, this summary is based, in part, upon representations made by the ADS depositary, or the “Depositary,” to us and assumes that the deposit agreement governing the ADSs, and all other related agreements, will be performed in accordance with their terms.

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

YOU SHOULD CONSULT YOUR OWN TAX ADVISOR CONCERNING THE UNITED STATES FEDERAL INCOME TAX CONSEQUENCES TO YOU OF THE OWNERSHIP OF COMMON SHARES OR ADSS AS WELL AS ANY CONSEQUENCES ARISING UNDER OTHER UNITED STATES FEDERAL TAX LAWS AND THE LAWS OF ANY OTHER TAXING JURISDICTION.

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

With respect to non‑corporate United States investors, certain dividends received from a qualified foreign corporation may be subject to reduced rates of taxation. A foreign corporation is treated as a qualified foreign corporation with respect to dividends received from that corporation on common shares (or ADSs representing such shares) that are readily tradable on an established securities market in the United States. United States Treasury Department guidance indicates that our ADSs (which are listed on the NASDAQ), but not our common shares, are readily tradable on an established securities market in the United States. Thus, we do not believe that dividends that we pay on our common shares that are not represented by ADSs currently meet the conditions required for these reduced tax rates. Non‑corporate holders that do not meet a minimum holding period requirement during which they are not protected from the risk of loss or that elect to treat the dividend income as “investment income” pursuant to Section 163(d)(4) of the Code will not be eligible for the reduced rates of taxation regardless of our status as a qualified foreign corporation. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met.

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

Subject to certain significant conditions and limitations, Argentine tax withheld from dividends, if any, may be treated as foreign income tax eligible for credit or deduction against your United States federal income tax liability. For purposes of the foreign tax credit, dividends paid on the common shares or ADSs will be treated as income from sources outside the United States and will generally constitute passive category income. Further, in certain circumstances, if you have held common shares or ADSs for less than a specified minimum period during which you are not protected from risk of loss, or are obligated to make payments related to the dividends, you will not be a allowed a foreign tax credit for foreign taxes imposed on dividends paid on common shares or ADSs. The rules governing the foreign tax credit are complex. Investors are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

To the extent that the amount of any distribution (including amounts withheld to reflect Argentine withholding taxes, if any) exceeds our current and accumulated earnings and profits for a taxable year, as determined under United States federal income tax principles, the distribution will first be treated as a tax‑free return of capital, causing a reduction in the adjusted basis of the common shares or ADSs, and the balance in excess of adjusted basis will be taxed as capital gain recognized on a sale or exchange. However, we do not expect to keep earnings and profits in accordance with United States federal income tax principles. Therefore, you should expect that a distribution will generally be treated as a dividend (as discussed above).

Taxation of capital gains

Subject to the discussion under “Passive foreign investment company” below, upon the sale, exchange or other disposition of common shares or ADSs, you generally will recognize capital gain or loss equal to the difference between the U.S. dollar value of the amount realized upon the sale, exchange or other disposition and the adjusted tax basis of the common shares or ADSs, determined in U.S. dollars. The capital gain or loss will be long‑term capital gain or loss if at the time of sale, exchange or other disposition you have held the common shares or ADSs for more than one year. Long-term capital gains of non-corporate U.S. Holders are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. Any gain or loss you recognize will generally be treated as United States source gain or loss. Consequently, you may not be able to use the foreign tax credit arising from any Argentine tax imposed on the disposition of common shares or ADSs unless such credit can be applied (subject to applicable limitations) against tax due on other income treated as derived from foreign sources.

Passive foreign investment company

In general, we will be a PFIC for any taxable year in which either (i) at least 75% of the gross income of our company for the taxable year is passive income or (ii) at least 50% of the value (generally determined on the basis of a quarterly average) of our assets is attributable to assets that produce or are held for the production of passive income. For this purpose, cash is generally a passive asset and passive income generally includes dividends, interest, royalties and rents (other than royalties and rents derived in the active conduct of a trade or business and not derived from a related person), annuities and gains from assets that produce passive income. If we own at least 25% by value of the stock of another corporation, we will be treated for purposes of the PFIC tests as owning a proportionate share of the assets of the other corporation, and as directly receiving a proportionate share of the other corporation’s income.

Based on the past and projected composition of our income and assets and the valuation of our assets, including goodwill, we do not believe we were a PFIC for United States federal income tax purposes for the taxable year ending June 30, 2021, and we do not currently expect to become a PFIC, although there can be no assurance in this regard. The determination of whether we are a PFIC is made annually. Accordingly, it is possible that we may be a PFIC in the current or any future taxable year due to changes in our asset or income composition or if our projections are not accurate. The volatility and instability of Argentina’s economic and financial system may substantially affect the composition of our income and assets and the accuracy of our projections. In addition, this determination is based on the interpretation of certain U.S. Treasury regulations relating to rental income, which regulations are potentially subject to different interpretation.

If we are a PFIC for any taxable year during which you hold common shares or ADSs in our company, unless you make the mark‑to‑market election discussed below, you will be subject to special tax rules discussed below.

If we are a PFIC for any taxable year during which you hold our common shares or ADSs, you will be subject to special tax rules with respect to any “excess distribution” received and any gain realized from a sale or other disposition, including a pledge, of such common shares or ADSs. Distributions received in a taxable year that are greater than 125% of the average annual distributions received during the shorter of the three preceding taxable years or your holding period for the common shares or ADSs will be treated as excess distributions. Under these special tax rules (i) the excess distribution or gain will be allocated ratably over your holding period for the common shares or ADSs, (ii) the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we were a PFIC, will be treated as ordinary income, and (iii) the amount allocated to each other year will be subject to tax at the highest tax rate in effect for that year for individuals or corporations, as applicable, and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

If we are a PFIC for any taxable year during which you hold our common shares or ADSs and any of our non‑United States subsidiaries is also a PFIC, you would be treated as owning a proportionate amount (by value) of the common shares of the lower tier PFIC for purposes of the application of these rules. You are urged to consult your tax advisors about the application of the PFIC rules to any of our subsidiaries.

In addition, non‑corporate U.S. Holders will not be eligible for reduced rates of taxation on any dividends received from us, if we are a PFIC in the taxable year in which such dividends are paid or in the preceding taxable year.

In certain circumstances, in lieu of being subject to the excess distribution rules discussed above, you may make an election to include gain on the stock of a PFIC as ordinary income under a mark‑to‑market method provided that such stock is regularly traded on a qualified exchange. Under current law, the mark‑to‑market election is only available for stock traded on certain designated United States exchanges and foreign exchanges which meet certain trading, listing, financial disclosure and other requirements to be treated as a qualified exchange under applicable United States Treasury regulations. Consequently, the mark‑to‑market election may be available to you with respect to the ADSs because the ADSs are listed on the NASDAQ, which constitutes a qualified exchange under the regulations, although there can be no assurance that the ADSs will be regularly traded. You should note that only the ADSs and not the common shares are listed on the NASDAQ. The common shares are listed on ByMA. Consequently, ByMA would need to meet the trading, listing, financial disclosure and other requirements of the United States Treasury regulations. The ADSs or common shares would also need to be regularly traded on such exchanges in order for the ADSs or common shares to be potentially eligible for the mark‑to‑market election.

If we are a PFIC in any taxable year in which you hold our common shares or ADSs, but you do not make a mark‑to‑market election until a subsequent taxable year, you will be subject to special rules in the taxable year of the election. You should consult your own tax advisors regarding the application of the mark‑to‑market election in your particular situation.

If you make an effective mark‑to‑market election, you will include in income each year that we are a PFIC as ordinary income, rather than capital gain, the excess, if any, of the fair market value of your common shares or ADSs at the end of the taxable year over your adjusted tax basis in the common shares or ADSs and will be permitted an ordinary loss in respect of the excess, if any, of the adjusted tax basis of such common shares or ADSs over their fair market value at the end of each such taxable year, but only to the extent of the net amount previously included in income as a result of the mark‑to‑market election. Your basis in the common shares or ADSs will be adjusted to reflect any such income or loss amounts. Any gain or loss on the sale of the common shares or ADSs in a year that we are a PFIC loss, except that such loss will be ordinary loss only to the extent of the previously included net mark‑to‑market gain.

If you make a mark‑to‑market election it will be effective for the taxable year for which the election is made and all subsequent taxable years unless the common shares or ADSs are no longer regularly traded on a qualified exchange or the Internal Revenue Service consents to the revocation of the election. Mark‑to‑market inclusions and deductions will be suspended during taxable years in which we are not a PFIC, but would resume if we subsequently become a PFIC. You are urged to consult your own tax advisor about the availability of making such a mark‑to‑market election, and whether making the election would be advisable in your particular circumstances.

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

PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR OWN TAX ADVISOR REGARDING THE PARTICULAR TAX CONSEQUENCES ARISING UNDER ANY TAXING JURISDICTION.

Income Tax

Law No. 27,430, enacted on December 27, 2017 and published in the Official Gazette on December 29, 2017, had introduced several amendments to Income Tax Law No. 20,628, among others, a corporate tax rate reduction in two phases. For fiscal years beginning on or after January 1, 2018 until December 31, 2019, there had been a reduction of the tax rate from 35% to 30%. Beginning on or after January 1, 2020 the tax rate would have been further reduced to 25%.Additionally, a withholding of 7% or 13% had been established for the fiscal years mentioned above, on the dividends distributed by local entities in favor of their shareholders provided they are resident individuals or undivided estates, or are foreign beneficiaries.

On June 16, 2021, Law 27,630 was enacted and published in the Official Gazette. This law increases corporate income tax rates for tax years beginning January 1, 2021, and onwards. The new law increases tax rates by replacing the fixed tax rate with a progressive tax scale. It also extends the 7% withholding tax rate currently in force to dividends from profits accrued in tax years beginning January 1, 2021, and thereafter.

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

Dividends distributions, other than stock dividends, which source are profits generated in fiscal years beginning on or after January 1, 2018, whether in cash, in shares or in kind, made by local entities to resident individuals, resident undivided estates and foreign beneficiaries are subject to a withholding tax at a rate of 7%.

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

Losses arising from the sale, exchange or other disposition of common shares or ADSs can be applied only to offset such capital gains arising from the sale, exchange or other disposition of these securities, for a five‑year carryover period.

Foreign beneficiaries

Capital gains of Argentine source (as it is the case of both our ADSs and shares) obtained by non-Argentine individuals or non-Argentine entities from the sale, exchange or other disposition of shares are subject to income tax at a 15% rate on the net capital gain or at a 13.5% rate on the gross price at the seller’s election. Notwithstanding, Law No. 27,430 established an exemption for foreign beneficiaries participating in the sale of publicly traded shares traded in stock exchanges under the supervision of the CNV. Said Law also established an exemption for capital gains derived from the sale, exchange or other disposition of share certificates issued abroad that represent shares issued by Argentine companies (i.e. ADRs). The exemptions will apply only if the foreign beneficiaries do not reside in, and the funds do not arise from, “non-cooperating” jurisdictions for tax transparency purposes.

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

The applicable rate is generally 15% on the net capital gain or at a 13.5% rate on the gross price at the seller’s election, of the proportional value that corresponds to the Argentine assets.

The indirect transfer of Argentine assets within the same economic group would also not trigger taxation, provided the requirements set by regulations have been met.

Argentine entities

Capital gains obtained in tax years beginning from January 1, 2021 by Argentine entities (in general entities organized or incorporated under Argentine law, certain traders and intermediaries, local branches of non-Argentine entities, sole proprietorships and individuals carrying on certain commercial activities in Argentina) derived from the sale, exchange or other disposition of shares or ADSs are subject to the following tiered structure of corporate income tax rates for different brackets of earnings:

Annual taxable income (ARS)	Tax due on lower limit (ARS)	Marginal rate on the excess of the lower limit
0 to 5 million	ARS 0	25%
Over 5 million to 50 million	ARS 1.25 million	30%
Over 50 million	ARS 14.75 million	35%

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

Tax treaties

Argentina has signed tax treaties for the avoidance of double taxation currently in force with Australia, Belgium, Bolivia, Brazil, Canada, Chile, Denmark, Finland, France, Germany, Italy, Mexico, the Netherlands, Norway, Qatar, Russia, Spain, Sweden, Switzerland, the United Kingdom and Uruguay. There is currently no tax treaty or convention in effect between Argentina and the United States. It is not clear when, if ever, a treaty will be ratified or entered into effect. As a result, the Argentine tax consequences described in this section will apply, without modification, to a holder of our common shares or ADSs that is a U.S. resident. Foreign shareholders located in certain jurisdictions with a tax treaty in force with Argentina may be (i) exempted from the payment of the personal assets tax and (ii) entitled to apply for reduced withholding tax rates on payments to be made by Argentine parties.

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

The following charges shall be incurred by any party depositing or withdrawing common shares or by any party surrendering receipts or to whom receipts are issued (including, without limitation, issuance pursuant to a stock dividend or stock split declared by us or an exchange regarding the receipts or deposited securities or a distribution of receipts), whichever applicable: (1) taxes and other governmental charges, (2) such registration fees as may from time to time be in effect for the registration of transfers of common shares generally on the share register of the Company or foreign registrar and applicable to transfers of common shares to the name of the Depositary or its nominee or the custodian or its nominee on the making of deposits or withdrawals hereunder, (3) such cable, telex and fax transmission expenses as are expressly provided in the deposit agreement, (4) such expenses as are incurred by the Depositary in the conversion of foreign currency (5) a fee of USD 5.00 or less per 100 ADS (or portion thereof), (6) a fee of USD 0.02 or less per ADS (or portion) for any cash distribution made pursuant to the deposit agreement, and (7) a fee for the distribution of securities, such fee being in an amount equal to the fee for the execution and delivery of ADS referred to above which would have been charged as a result of the deposit of such securities, but which securities are instead distributed by the Depositary to owners.

PART II

ITEM 13. Defaults, Dividend Arrearages and Delinquencies

This item is not applicable.

ITEM 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

This item is not applicable.

ITEM 15. Controls and procedures

A. Disclosure Controls and Procedures.

We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to management, including our Chief Executive Officer and Chief Financial and Administrative Officer, to allow our management to make timely decisions regarding required disclosure. Any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objective. In connection with the preparation of this Annual Report on Form 20-F, we carried out an evaluation under the supervision and with the participation of members of our management team, including our Chief Executive Officer and Chief Financial and Administrative Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of June 30, 2021. Based upon this evaluation our Chief Executive Officer and Chief Financial and Administrative Officer concluded that our disclosure controls and procedures as of the end of the period covered by this Annual Report on Form 20-F were effective at the reasonable assurance level.

B. Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate Internal Control over Financial Reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act). Our Internal Control over Financial Reporting includes a series of procedures designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of Consolidated Financial Statements for external purposes, in accordance with International Financial Reporting Standards and includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets, (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of Consolidated Financial Statements in accordance with International Financial Reporting Standards and that a company’s receipts and expenditures are being made only in accordance with authorizations of our management and directors, and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our assets that could have a material effect on our Consolidated Financial Statements.

Because of its inherent limitations, Internal Control over Financial Reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies and procedures may deteriorate.

Management assessed the effectiveness of our Internal Control over Financial Reporting as of June 30, 2021. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework (2013). Based on this evaluation, management concluded that our Internal Control over Financial Reporting was effective as of June 30, 2021.

C. Attestation Report of the Registered Public Accounting Firm

The effectiveness of the Company’s internal control over financial reporting as of June 30, 2021 has been audited by Price Waterhouse & Co S.R.L, Buenos Aires Argentina- member firm of PricewaterhouseCoopers International Limited, an independent registered public accounting firm, as stated in their report which appears herein.

D. Changes in Internal Control Over Financial Reporting

There have been no changes in our internal control over financial reporting during the fiscal year ended June 30, 2021 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. Reserved

ITEM 16A. Audit Committee Financial Expert

In our annual ordinary shareholders’ meeting held on October 31, 2003, the Audit Committee regimen was unanimously approved. Pursuant to this decision, our Board of Directors appointed the members of our Audit Committee.

On October 31, 2019, our Board of Directors officially appointed Javier Kizlansky, Isela Angélica Costantini and Marcos Barylka, all of them are independent members, as members of the Audit Committee in accordance with Rule 10(A)-3(b)(1) of the General rules and regulations promulgated under the Securities Exchange Act of 1934. The board named Isela Angelica Costantini as the financial expert in accordance with the relevant SEC rules. We have a fully independent Audit Committee as per the standards provided in Rule 10 (A)-3(b)(1).

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

Our Audit Committee pre-approves all services, fees and services provided by the external auditors to ensure the auditors’ independence. One of the main tasks of the Audit Committee is to give its opinion in relation to the appointment of the external auditors, proposed by the Board of Directors to the General Meeting of Shareholders. In order to accomplish such task, the Audit Committee shall:

•	Require any additional and complementary documentation related to this analysis;

•	Verify the independence of the external auditors;

•	Analyze different kinds of services that the external auditor would provide to the company. This description must also include an estimate of the fees payable for such services, specifically in order to maintain the principle of independence;

•	Inform the fees billed by the external auditor, separating the audit services and other special services that could be not included in the audit services previously mentioned;

•	Analyze and supervise the working plan of the external auditors considering the business’ reality and the estimated risks;

•	Propose adjustments (if necessary) to such working plan;

•	Hold meetings with the external auditors in order to: (a) analyze the difficulties, results and conclusions of the proposed working plan; (b) analyze eventual possible conflicts of interests, related party transactions, compliance with the legal framework and information transparency; and

•	Evaluate the performance of external auditors and their opinion regarding the consolidated financial statements.

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

Item 16C. Principal Accountant Fees and Services.

Audit Fees

During fiscal years ended June 30, 2021 and 2020, we were billed for a total amount of ARS 21.7 million and ARS 28.2 million, respectively, for professional services rendered by our principal accountants for the audit of our annual financial statements and other services normally provided in connection with regulatory filings or engagements, such as the review of our interim financial statements.

Audit-Related Fees

During the fiscal years ended June 30, 2021 and 2020, we were billed a total amount of ARS 0.5 million and ARS 6.0 million, respectively, for audit-related services fees.

Tax Fees

During the fiscal years ended June 30, 2020, we were billed a total amount of ARS 0.2 million.

All Other Fees

During the fiscal years ended June 30, 2020, we were billed for a total amount of ARS 10.1 million for other professional services rendered by our principal accountants

Item 16D. Exemption from the Listing Standards for Audit Committees

This section is not applicable.

Item 16E. Purchase of Equity Securities by the Issuer and Affiliated Purchasers

There were no repurchases of common shares or other units of any class of our equity securities that are registered pursuant to Section 12 of the Exchange Act during fiscal years 2019, 2020 and 2021.

Item 16F. Change in Registrant´s Certifying Account.

This section is not applicable.

Item 16G. Corporate Governance.

Compliance with NASDAQ listing standards on corporate governance

Significant differences between our corporate governance practices and U.S. companies’ practices under NASDAQ Rules:

Our corporate governance practices are governed by applicable Argentine law, particularly the Argentine Companies Law No. 19,550 (Ley General de Sociedades), the Capital Markets Law No. 26,831 and the CNV Rules, as well as by our bylaws. Our ADSs are registered with the U.S. Securities and Exchange Commission and are listed on the NASDAQ Stock Market, or NASDAQ, and therefore we are subject to corporate governance requirements applicable to NASDAQ listed non-U.S. companies, commonly referred to as “foreign private issuers.”

Pursuant to NASDAQ Rule 5615(a)(3), NASDAQ listed non-U.S. companies that are categorized as “Foreign Private Issuers” may follow home country corporate governance practices in lieu of certain of the corporate governance requirements provided in NASDAQ Rules, provided that the foreign private issuer complies with certain mandatory sections of NASDAQ Rules, discloses each requirement of the NASDAQ Rules that it does not follow and describes the home country practice followed in lieu of such requirement. The requirements of the NASDAQ Rules and the Argentine corporate governance practices that we follow in lieu thereof are described below:

NASDAQ standards for U.S. companies	IRSA CP’ corporate practices
Rule 5250(d)-Distribution of Annual and Interim Reports

In lieu of the requirements of Rule 5250(d), we follow Argentine law, which requires that companies make public an Annual Report in Spanish, including Annual Audited Consolidated Financial Statements prepared in accordance with IFRS as issued by IASB, by filing such Annual Report with the CNV and the stock exchange in which its securities are listed, within 70 calendar days of the end of the company’s fiscal year. Interim reports must be filed with the CNV and the Stock exchange in which its securities are listed within 42 calendar days of the end of each fiscal quarter. Our shareholders can receive copies of Annual Reports and any interim reports upon such shareholder’s request. English language translations of our Annual Reports and interim reports are furnished to the Securities and Exchange Commission. We also post the English language translation of our Annual Reports and quarterly press releases on website. Furthermore, under the terms of the Deposit Agreement, dated November 10, 2000, as amended and restated on July 5, 2017, among us, The Bank of New York, as depositary, and owners of ADS issued thereunder, we are required to furnish The Bank of New York with, among other things, English language translations of Annual Reports. Annual Reports are available for inspection by ADR holders at the offices of The Bank of New York located at 101 Barclay Street, 22nd Floor West, New York, New York 10286. Finally, Argentine law requires that 20 calendar days before the date of a shareholders’ meeting, the Board of Directors must provide to our shareholders, at our executive office or through electronic means, all information relevant to the shareholders’ meeting, including copies of any documents to be considered by the shareholders (which includes the Annual Report).

Rule 5605(b)(1)-Majority of Independent Directors

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

Rule 5605(b)(2)-Executive Sessions of the Board of Directors

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

Rule 5605(d)-Compensation of Officers

In lieu of the requirements of Rule 5605(d), we follow Argentine law which does not require companies to form a compensation committee comprised solely of independent directors. For the determination of the compensation of the chief executive officer and all other executive officers no decision of a majority of independent directors or a compensation committee comprised solely of independent directors is required under Argentine law. Under Argentine law, the Board of Directors is the corporate body responsible for determining the compensation of the chief executive officer and all other executive officers, so long as they are not directors. In addition, under Argentine law, the Audit Committee shall give its opinion about the reasonableness of management’s proposals on fees and option plans for our directors or managers.

Rule 5605(e)(1)-Nomination of Directors

In lieu of the requirements of Rule 5605(e)(1), we follow Argentine law which requires that directors be nominated directly by the shareholders at the shareholders’ meeting and that they be selected and recommended by the shareholders themselves. Under Argentine law, it is the responsibility of the ordinary shareholders’ meeting to appoint and remove directors and to set their compensation.

Rule 5605(c)(1)-Audit Committee Charter

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

Rule 5605(c)(2)-Audit Committee Composition

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

Rule 5620(c)-Quorum

In lieu of the requirements of Rule 5620(c), we follow Argentine law and our bylaws, which distinguish between ordinary meetings and extraordinary meetings, both of which can be celebrated using teleconference technology, as long as the regulations related to accreditation, registration and quorum are complied with and the simultaneity of the shareholders and immediacy of the process of verbal communication and issuance of the vote is guaranteed. The supervisory committee shall state the regularity of the resolutions adopted. The Board of Directors shall establish the rules and technical matters related to remote participation pursuant to the current rules and in conformity with the National Exchange Commission regulations. Shareholders physically present at the time and those using teleconference technologies will be taken into consideration for the quorum. In connection with ordinary meetings, a quorum consists of a majority of stocks entitled to vote. If no quorum is present at the first meeting, a second meeting may be called, in which the shareholders present or communicated through teleconference technologies, regardless of their number, constitute a quorum. Resolutions may be adopted by an absolute majority of the votes present or communicated through teleconference technologies. Argentine law, and our bylaws, requires in connection with extraordinary meetings, that a quorum consist of 60% of the stock entitled to vote. However, if such quorum is not present at the first meeting, our bylaws provide that a second meeting may be called and may be held with the number of shareholders present or communicated through teleconference technologies. In both ordinary and extraordinary meetings, decisions are adopted by an absolute majority of votes present at the meeting or communicated through teleconference technologies, except for certain fundamental matters (such as mergers and spin-offs (when we are not the surviving entity and the surviving entity is not listed on any stock exchange), anticipated liquidation, change in its domicile outside of Argentina, total or partial recapitalization of its statutory capital following a loss, any transformation in our corporate legal form or a substantial change in our corporate purpose, or the issue of bonds) which require an approval by vote of the majority of all the stock entitled to vote (all stock being entitled to only one vote.

Rule 5620(b)-Solicitation of Proxies

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

Rule 5630(s)-Conflicts of Interest

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

Item 16H. Mine Safety Disclosures

This section is not applicable.

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

This section is not applicable.

PART III

ITEM 17. Financial Statements

We have responded to Item 18 in line of responding to this Item.

ITEM 18. Financial Statements

Reference is made to pages F-1 through F-86.

ITEM 19. Exhibits

INDEX OF EXHIBITS

Exhibit No.	Description of Exhibit
1.1 (1)	Charter and bylaws (estatutos sociales) of the registrant, which serve as the registrant’s articles of incorporation and bylaws, and an English translation thereof.
1.2 (4)	English translation of the amendment to the bylaws.
1.3 (10)	Amended and restated English translation of the bylaws.
1.4 (11)	Amended and restated English translation of the bylaws.
1.5 (13)	Amended and restated English translation of the bylaws.
1.6 (17)	Amended and restated English translation of the bylaws.
1.7 (18)	Amended and restated English translation of the bylaws.
1.8	Amended and restated English translation of the bylaws.
2.1 (1)	Form of Deposit Agreement among us, The Bank of New York, as Depositary, and the holders from time to time of American Depositary Receipts issued there under.
2.2 (1)	Shareholders’ Agreement, dated November 18, 1997, among IRSA International Limited, Parque Arauco S.A. and Sociedad Anónima Mercado de Abasto Proveedor (SAMAP).
2.3 (1)	Put Option Agreement dated November 17, 1997, among IRSA Inversiones y Representaciones Sociedad Anónima and GSEM/AP.
2.4 (1)	Offering Circular, dated March 24, 2000, regarding the issuance of ARS 85,000,000 of our 14.875% Notes due 2005.
2.5 (15)

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

2.6 (15)

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

2.7 (16)	Form of Amended and Restated Deposit Agreement among us, The Bank of New York, as Depositary, and the holders from time to time of American Depositary Receipts issued there under.
4.1 (2)	Agreement for the Exchange of Corporate Services between us, IRSA and Cresud dated June 30, 2004.
4.2 (4)	English translation of the Amendment to the Agreement for the Exchange of Corporate Services between us, IRSA and Cresud, dated August 23, 2007
4.3 (5)	English translation of the Second Agreement for the Implementation of the Amendment to the Agreement for the Exchange of Corporate Services between us, IRSA and Cresud, dated August 14, 2008.
4.4 (6)	English translation of the Third Agreement for the Implementation of the Amendment to the Agreement for the Exchange of Corporate Services between us, IRSA and Cresud, dated November 27, 2009.
4.5 (7)	English translation of the Amendment to the Agreement for the Exchange of Corporate Services between us, IRSA and Cresud, dated March 12, 2010.
4.6 (8)	English translation of the Amendment to the Agreement for the Exchange of Corporate Services between us, IRSA and Cresud, dated July 11, 2011.
4.7 (9)	English translation of the Fifth Agreement for the Implementation of the Amendment to the Agreement for the Exchange of Corporate Services between us, IRSA and Cresud, dated October 15, 2012.
4.8 (10)	English translation of the Sixth Agreement for the Implementation of the Amendment to the Agreement for the Exchange of Corporate Services between us, IRSA and Cresud, dated November 12, 2013.

4.9 (10)	English translation of the Second Amendment to the Agreement for the Exchange of Corporate Services between us, IRSA and Cresud, dated February 24, 2014.
4.10 (11)	English translation of the Seventh Agreement for the Implementation of the Amendment to the Agreement for the Exchange of Corporate Services between us, IRSA and Cresud, dated February 18, 2015.
4.11 (12)	English translation of the Eighth Agreement for the Implementation of the Amendment to the Agreement for the Exchange of Corporate Services between us, IRSA and Cresud, dated November 12, 2015.
4.12 (14)	English translation of the Ninth Agreement for the Implementation of the Amendment to the Agreement for the Exchange of Corporate Services between us, IRSA and Cresud, dated May 5, 2017.
4.13 (14)	English translation of the Tenth Agreement for the Implementation of the Amendment to the Agreement for the Exchange of Corporate Services between us, IRSA and Cresud, dated June 29, 2018.
4.14 (17)	English translation of the Eleventh Agreement for the Implementation of the Amendment to the Agreement for the Exchange of Corporate Services between us, IRSA and Cresud, dated June 28, 2019.
4.15 (18)	English translation of the Twelfth Agreement for the Implementation of the Amendment to the Agreement for the Exchange of Corporate Services between us, IRSA and Cresud, dated June 30, 2020.
4.16	English translation of the Thirteenth Agreement for the Implementation of the Amendment to the Agreement for the Exchange of Corporate Services between us, IRSA and Cresud, dated June 30, 2021.
8.1	List of Subsidiaries.
11.1 (3)	Code of Ethics of the Company.
12.1	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Certification pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2	Certification pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
99.1	Consent of independent appraiser Newmark.
99.2	Summary of investment properties by type as of June 30, 2021 (in accordance with Regulation S-X 12-28 (1)).

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

IRSA Propiedades Comerciales S.A.

Date: October 20, 2021	By:	/s/ Matias I. Gaivironsky
Name Matias I. Gaivironsky
Title Chief Financial and Administrative Officer

IRSA Propiedades Comerciales S.A.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

IRSA Propiedades Comerciales S.A.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated statements of financial position of IRSA Propiedades Comerciales S.A. and its subsidiaries (“the Company”) as of June 30, 2021 and 2020, and the related consolidated statements of income and other comprehensive income, changes in shareholders’ equity and cash flows for each of the three years in the period ended June 30, 2021, including the related notes and the summary of investment properties by type as of June 30, 2021 listed in the index appearing under Item 19 (99.2) (collectively referred to as the “consolidated financial statements”).  We also have audited the Company’s internal control over financial reporting as of June 30, 2021, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of June 30, 2021 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended June 30, 2021 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of June 30, 2021, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

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

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Level 3 Investment Properties Valued Using Discounted Cash Flows

As described in Note 9 to the consolidated financial statements, the Company used a discounted cash flow model to value its Level 3 investment properties, which account for approximately 35% of the Company’s AR$ 144,864 million in investment properties at June 30, 2021. These properties are valued using assumptions that management believes a hypothetical market participant would use to determine a current transaction price. The significant assumptions used by management to value these investment properties included determining appropriate discount rates and projecting macroeconomic variables such as inflation, exchange rates and gross domestic product. These valuation techniques require management to make estimates and judgments regarding the future behavior of multiple interrelated variables and changes in these assumptions could have a significant impact on the determination of the fair value of these properties.

The principal considerations for our determination that performing procedures relating to the Level 3 investment properties valued using a discounted cash flows method is a critical audit matter are the significant judgment by management to determine the fair value of these properties due to the use of a valuation model that included significant assumptions related to the determination of discount rates and projecting macroeconomic variables such as inflation, exchange rates and gross domestic product; this in turn led to a high degree of auditor subjectivity and judgment to evaluate the audit evidence obtained related to the valuation, and this audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the valuation of Level 3 investment properties valued using a discounted cash flows method, including controls over the Company’s methods, significant assumptions used and data. These procedures also included, among others, the involvement of professionals with specialized skill and knowledge to assist in developing an independent range of values for all significant assumptions and comparison of management’s estimate to the independently developed ranges. Developing the independent estimate involved testing the completeness and accuracy of data provided by management and evaluating management’s assumptions related to future behavior of certain macroeconomic variables, such as inflation, exchange rates and gross domestic product, and independently developing the discount rate assumption.

/s/ PRICE WATERHOUSE & Co. S.R.L
(Partner)
/s/ Walter Rafael Zablocky Buenos Aires, Argentina October 18, 2021

We have served as the Company’s auditor since 1998.

IRSA Propiedades Comerciales S.A.

Consolidated Statements of Financial Position

as of June 30, 2021 and 2020

(All amounts in millions of Argentine Pesos, except per share information and otherwise indicated)

	Note	06.30.21	06.30.20
ASSETS
Non-current assets
Investment properties	9	144,864	176,473
Property, plant and equipment	10	1,373	528
Trading properties	11	233	274
Intangible assets	12	1,474	1,528
Rights of use assets	13	810	866
Investments in associates and joint ventures	8	4,302	6,964
Deferred income tax assets	21	446	331
Income tax and minimum presumed income tax credits		17	10
Trade and other receivables	15	1,223	7,651
Investments in financial assets	14	10	-
Total non-current assets		154,752	194,625
Current Assets
Trading properties	11	4	10
Inventories		42	58
Income tax and minimum presumed income tax credits		143	148
Trade and other receivables	15	13,565	5,827
Derivative financial instruments	14	-	10
Investments in financial assets	14	8,105	9,415
Cash and cash equivalents	14	793	6,949
Total current assets		22,652	22,417
TOTAL ASSETS		177,404	217,042
SHAREHOLDERS’ EQUITY
Total capital and reserves attributable to equity holders of the parent (according to corresponding statement)		72,464	107,370
Non-controlling interest		5,549	6,143
TOTAL SHAREHOLDERS’ EQUITY		78,013	113,513
LIABILITIES
Non-current liabilities
Trade and other payables	18	1,321	1,860
Borrowings	19	35,188	39,922
Deferred income tax liabilities	21	48,817	36,016
Provisions	20	81	108
Derivative financial instruments	14	10	52
Leases liabilities		852	905
Total non-current liabilities		86,269	78,863
Current liabilities
Trade and other payables	18	3,976	5,349
Income tax liabilities		941	7
Payroll and social security liabilities		286	276
Borrowings	19	7,734	18,775
Derivative financial instruments	14	48	123
Provisions	20	84	65
Leases liabilities		53	71
Total current liabilities		13,122	24,666
TOTAL LIABILITIES		99,391	103,529
TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES		177,404	217,042

 The accompanying notes are an integral part of these Consolidated Financial Statements.

IRSA Propiedades Comerciales S.A.

Consolidated Statements of Income and Other Comprehensive Income

for the fiscal years ended June 30, 2021, 2020 and 2019

(All amounts in millions of Argentine Pesos, except per share information and otherwise indicated)

	Note	06.30.21	06.30.20	06.30.19
Income from sales, rentals and services	25	8,092	12,860	16,261
Income from expenses and collective promotion fund	25	2,911	4,672	5,572
Operating costs	26	(4,422)	(6,159)	(7,337)
Gross profit		6,581	11,373	14,496
Net (loss)/gain from fair value adjustments of investment properties	9	(13,946)	37,740	(55,520)
General and administrative expenses	26	(1,989)	(1,834)	(1,996)
Selling expenses	26	(1,243)	(1,242)	(971)
Other operating results, net	27	(18)	193	(516)
(Loss)/ profit from operations		(10,615)	46,230	(44,507)
Share of (loss)/ profit of associates and joint ventures	8	(2,652)	267	(868)
(Loss)/ profit from operations before financing and taxation		(13,267)	46,497	(45,375)
Finance income	28	790	1,155	177
Finance cost	28	(5,470)	(5,247)	(4,794)
Other financial results	28	7,441	(6,952)	2,527
Inflation adjustment	28	1,555	(115)	(689)
Financial results, net		4,316	(11,159)	(2,779)
(Loss)/ profit before income tax		(8,951)	35,338	(48,154)
Income tax expense	21	(13,586)	(8,072)	9,219
(Loss)/ profit for the year		(22,537)	27,266	(38,935)

Other comprehensive income/ (loss) for the year: (i)
Items that can be reclassified subsequently to profit or loss:
Currency translation adjustment in associates	8	(24)	(33)	-
Items that cannot be reclassified subsequently to profit or loss:
Revaluation surplus		155	411	-
Other comprehensive income/ (loss) for the year		131	378	-
Total comprehensive (loss)/ income for the year		(22,406)	27,644	(38,935)

Total comprehensive (loss)/ income attributable to:
Equity holders of the parent		(21,933)	25,668	(38,711)
Non-controlling interest		(604)	1,598	(224)

Attributable to:
Equity holders of the parent		131	378	-

(Loss)/ profit per share attributable to equity holders of the parent for the year: (ii)
Basic		(40.52)	47.43	(71.52)
Diluted		(40.52)	47.43	(71.52)

(i)	The components of other comprehensive income do not generate an impact on income tax, except for the revaluation surplus (See Note 21).

(ii)

(Loss)/ profit per share have been calculated using 541,230,019 shares. Instead 126,014,050 shares were used for this calculation, the basic and diluted result per share would be ARS 203.71 and ARS (307.23) corresponding to June 30, 2020 and June 30, 2019, respectively (See Note 17).

The accompanying notes are an integral part of these Consolidated Financial Statements.

IRSA Propiedades Comerciales S.A.

Consolidated Statements of Changes in Shareholders’ Equity

for the fiscal year ended June 30, 2021

(All amounts in millions of Argentine Pesos, except per share information and otherwise indicated)

	Share capital	Inflation adjustment of share capital	Share premium	Legal reserve	Special reserve CNV 609/12 (1)	Other reserves	Retained earnings	Subtotal	Non-controlling interest	Total shareholders’ equity
Balance as of June 30, 2020	126	5,156	14,509	201	13,866	47,844	25,668	107,370	6,143	113,513
Loss for the year	-	-	-	-	-	-	(21,933)	(21,933)	(604)	(22,537)
Other comprehensive income for the year	-	-	-	-	-	131	-	131	-	131
Irrevocable contributions	-	-	-	-	-	-	-	-	26	26
Capitalization of reserves - Shareholders’ meeting as of October 26, 2020 (1)	53,997	22,014	(14,509)	-	(13,866)	(47,636)	-	-	-	-
Dividend distribution - Shareholders’ meeting as of October 26, 2020 (1)	-	-	-	-	-	-	(13,045)	(13,045)	-	(13,045)
Assignment of results - Shareholders’ meeting as of October 26, 2020 (1)	-	-	-	1,283	-	9,816	(11,099)	-	-	-
Changes in non-controlling interest	-	-	-	-	-	(59)	-	(59)	(16)	(75)
Balance as of June 30, 2021	54,123	27,170	-	1,484	-	10,096	(20,409)	72,464	5,549	78,013

	Reserve for future dividends	Special reserve	Other reserves	Currency translation adjustment	Revaluation surplus (1)	Changes in non-controlling interest	Total other reserves
Balance as of June 30, 2020	47,511	226	-	(33)	411	(271)	47,844
Other comprehensive income for the year	-	-	-	(24)	155	-	131
Assignment of results - Shareholders’ meeting as of October 26, 2020 (1)	-	9,816	-	-	-	-	9,816
Capitalization of reserves - Shareholders’ meeting as of October 26, 2020 (1)	(47,511)	(226)	101	-	-	-	(47,636)
Changes in non-controlling interest	-	-	-	-	-	(59)	(59)
Balance as of June 30, 2021	-	9,816	101	(57)	566	(330)	10,096

(1)	See Note 17.

There are no cumulative unpaid dividends on preferred shares.

The accompanying notes are an integral part of these Consolidated Financial Statements.

IRSA Propiedades Comerciales S.A.

Consolidated Statements of Changes in Shareholders’ Equity

for the fiscal year ended June 30, 2020.

(All amounts in millions of Argentine Pesos, except per share information and otherwise indicated)

	Share capital	Inflation adjustment of share capital	Share premium	Legal reserve	Special reserve CNV 609/12 (1)	Other reserves	Retained earnings	Subtotal	Non-controlling interest	Total shareholders’ equity
Balance as of June 30, 2019	126	5,156	14,509	201	13,866	111,688	(63,037)	82,509	4,678	87,187
Profit for the year	-	-	-	-	-	-	25,668	25,668	1,598	27,266
Other comprehensive income for the year	-	-	-	-	-	378	-	378	-	378
Dividend distribution - Shareholders’ meeting as of October 30, 2019	-	-	-	-	-	(1,098)	-	(1,098)	(220)	(1,318)
Assignment of results - Shareholders’ meeting as of October 30, 2019	-	-	-	-	-	(63,037)	63,037	-	-	-
Changes in non-controlling interest	-	-	-	-	-	(87)	-	(87)	87	-
Balance as of June 30, 2020	126	5,156	14,509	201	13,866	47,844	25,668	107,370	6,143	113,513

	Reserve for future dividends	Special reserve	Currency translation adjustment	Revaluation surplus (1)	Changes in non-controlling interest	Total other reserves
Balance as of June 30, 2019	48,609	63,263	-	-	(184)	111,688
Other comprehensive income for the year	-	-	(33)	411	-	378
Assignment of results - Shareholders’ meeting as of October 30, 2019	(1,098)	(63,037)	-	-	-	(64,135)
Changes in non-controlling interest	-	-	-	-	(87)	(87)
Balance as of June 30, 2020	47,511	226	(33)	411	(271)	47,844

(1)	See Note 17.

There are no cumulative unpaid dividends on preferred shares.

The accompanying notes are an integral part of these Consolidated Financial Statements.

IRSA Propiedades Comerciales S.A.

Consolidated Statements of Changes in Shareholders’ Equity

for the fiscal year ended June 30, 2019

(All amounts in millions of Argentine Pesos, except per share information and otherwise indicated)

	Share capital	Inflation adjustment of share capital	Share premium	Legal reserve	Special reserve CNV 609/12 (1)	Other reserves	Retained earnings	Subtotal	Non-controlling interest	Total shareholders’ equity
Balance as of June 30, 2018	126	5,156	14,509	201	13,866	11,474	77,476	122,808	4,819	127,627
Adjustments previous years (IFRS 9)	-	-	-	-	-	-	(62)	(62)	-	(62)
Balance as of June 30, 2018 - Adjusted	126	5,156	14,509	201	13,866	11,474	77,414	122,746	4,819	127,565
Loss for the year	-	-	-	-	-	-	(38,711)	(38,711)	(224)	(38,935)
Dividend distribution - Shareholders’ meeting as of October 29, 2018	-	-	-	-	-	100,297	(101,810)	(1,513)	-	(1,513)
Changes in non-controlling interest	-	-	-	-	-	(83)	-	(83)	83	-
Reimbursement of dividends	-	-	-	-	-	-	70	70	-	70
Balance as of June 30, 2019	126	5,156	14,509	201	13,866	111,688	(63,037)	82,509	4,678	87,187

	Reserve for future dividends	Special reserve	Changes in non-controlling interest	Total other reserves
Balance as of June 30, 2018	-	11,575	(101)	11,474
Assignment of results - Shareholders’ meeting as of October 29, 2018	48,609	51,688	-	100,297
Changes in non-controlling interest	-	-	(83)	(83)
Balance as of June 30, 2019	48,609	63,263	(184)	111,688

(1)	See Note 17.

There are no cumulative unpaid dividends on preferred shares.

The accompanying notes are an integral part of these Consolidated Financial Statements.

IRSA Propiedades Comerciales S.A.

Consolidated Statements of Cash Flows

for the fiscal years ended June 30, 2021, 2020 and 2019

(All amounts in millions of Argentine Pesos, except per share information and otherwise indicated)

	Note	06.30.21	06.30.20	06.30.19
Operating activities:
Cash generated from operations	16	1,306	7,569	8,774
Income tax paid		(24)	(224)	(381)
Net cash generated from operating activities		1,282	7,345	8,393

Investing activities:
Capital contributions in associates and joint ventures		(29)	(71)	(97)
Acquisition of investment properties		(993)	(3,682)	(3,764)
Proceeds from sales of investment properties		18,072	266	-
Acquisition of property, plant and equipment		(176)	(237)	(134)
Proceeds from sales of property, plant and equipment		7	-	-
Advance payments		(115)	(17)	(6,072)
Acquisition of intangible assets		(46)	(51)	(279)
Acquisitions of investments in financial assets		(13,036)	(13,457)	(44,064)
Proceeds from investments in financial assets		19,901	19,277	46,087
Loans granted		-	(1,385)	-
Loans granted to related parties		(14,764)	(7,088)	-
Loans payment received from related parties		205	1,000	-
Proceeds from sales of interest held in associates and joint ventures		-	-	8
Collection of financial assets interests and dividends		728	864	858
Dividends received		-	256	10
Net cash generated from/ (used in) investing activities		9,754	(4,325)	(7,447)

Financing activities:
Repurchase of non-convertible notes		(247)	(766)	(121)
Sales of non-convertible notes in portfolio		1,458	-	-
Borrowings obtained		-	15,377	5,005
Borrowings obtained from related parties		52	-	-
Payment of borrowings		(1,530)	(15,941)	(4,456)
Payment of non-convertible notes		(14,884)	-	-
Payment of leases liabilities		(38)	(71)	(26)
Acquisition of non-controlling interest in subsidiaries		(75)	-	-
Payment of derivative financial instruments		(547)	(849)	(1,460)
Proceeds from derivative financial instruments		64	729	2,365
Payment of interest		(4,589)	(4,530)	(4,346)
Reimbursement of dividends		-	-	70
Dividends paid		(2,587)	(1,097)	(1,513)
Dividends paid to non-controlling shareholders		-	(137)	-
Contribution of the non-controlling shareholders		26	-	-
Short-term loans, net		5,655	1,935	531
Net cash used in financing activities		(17,242)	(5,350)	(3,951)

Net decrease in cash and cash equivalents		(6,206)	(2,330)	(3,005)
Cash and cash equivalents at beginning of the year	14	6,949	9,014	12,167
Foreign exchange gain/(loss) on cash and fair value result for cash equivalents		96	322	(86)
Inflation adjustment		(46)	(57)	(62)
Cash and cash equivalents at end of the year	14	793	6,949	9,014

The accompanying notes are an integral part of these Consolidated Financial Statements.

IRSA Propiedades Comerciales S.A.

Notes to the Consolidated Financial Statements

(All amounts in millions of Argentine Pesos, except per share information and otherwise indicated)

1. Group’s business and general information

IRSA PROPIEDADES COMERCIALES S.A. (“IRSA Propiedades Comerciales” or the “Company”, and together with its subsidiaries, the “Group”) is an Argentine real estate company mainly engaged in holding, leasing, managing, developing, operating and acquiring shopping malls and office buildings and holds a predominant position within the Argentine market. IRSA Propiedades Comerciales was incorporated in 1889 under the name Sociedad Anónima Mercado de Abasto Proveedores (“SAMAP”) and until 1984 operated the main fresh product market in the Autonomous City of Buenos Aires. SAMAP’s core asset was the historical building of Mercado de Abasto, which served as site of the market from 1889 until 1984, when a sizable part of its operations was interrupted.

Since the Company was acquired by IRSA Inversiones y Representaciones Sociedad Anónima (hereinafter, “IRSA”) in 1994, it has grown through a series of acquisitions and development projects that resulted in a corporate reorganization pursuant to which the company was renamed Alto Palermo S.A. which was subsequently changed to our current denomination.

As of June 30, 2021, the fiscal year end of these Consolidated Financial Statements (hereinafter, the “Financial Statements”), the Group (i) operates 334,826 square meters (sqm) in 14 shopping malls, 113,291 sqm in 7 premium offices buildings and an extensive land reserve for future commercial developments; and (ii) operates and holds a majority interest (with the exception of La Ribera Shopping center, of which it has a 50% of ownership interest) in a portfolio of 14 shopping malls throughout Argentina, six of which are located in the Autonomous City of Buenos Aires (Abasto Shopping, Alcorta Shopping, Alto Palermo, Patio Bullrich, Dot Baires Shopping and Distrito Arcos), two in Buenos Aires province (Alto Avellaneda and Soleil Premium Outlet) and the remainder in different provinces (Alto Noa in the City of Salta, Alto Rosario in the City of Rosario, Mendoza Plaza in the City of Mendoza, Córdoba Shopping Villa Cabrera in the City of Córdoba, Alto Comahue in the City of Neuquén and La Ribera Shopping in the City of Santa Fe). The Company also owns the historic building where the Patio Olmos Shopping Mall is located, which is operated by a third party.

The Group’s shares are traded on the Buenos Aires Stock Exchange (BYMA: IRCP) and in United States of America on the NASDAQ (NASDAQ: IRCP).

Our principal and controlling shareholder and parent company is IRSA and Consultores Assets Management S.A. is our ultimate parent company.

These Consolidated Financial Statements were approved for the publication by the Board of Directors on October 18, 2021.

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

IAS 29 “Financial Reporting in Hyperinflationary Economies” requires that the Financial Statements of an entity whose functional currency is one of a hyperinflationary economy be expressed in terms of the current unit of measurement at the closing date of the reporting period, regardless of whether they are based on the historical cost method or the current cost method. To do so, in general terms, the inflation produced from the date of acquisition or from the revaluation date, as applicable, must be calculated in the non-monetary items. This requirement also includes the comparative information of the Financial Statements.

In order to conclude whether economy is categorized as hyperinflationary the provisions of IAS 29, details a series of factors to be considered, including the existence of a cumulative inflation rate in the three years preceding the measurement that approximates or exceeds 100%. It is for this reason that, in accordance with IAS 29, Argentina must be considered a country with highly inflationary economy starting July 1, 2018.

IRSA Propiedades Comerciales S.A.

In addition, Law No. 27,468 (published in the Official Gazette on December 4, 2018), amended Section 10 of Law No. 23,928, as amended, and established that the derogation of all the laws or regulations imposing or authorizing price indexation, monetary restatement, cost variation or any other method for strengthening debts, taxes, prices or rates of goods, works or services, does not extend to Financial Statements, as to which the provisions of Section 62 in fine of the General Companies Law No. 19,550 (1984 revision), as amended, shall con    tinue to apply. Moreover, the referred law repealed Decree No. 1269/2002 dated July 16, 2002, as amended, and delegated to the Argentine Executive Branch the power to establish, through its controlling agencies, the effective date of the referred provisions in connection with the Financial Statements filed with it. Therefore, under General Resolution 777/2018 (published in the Official Gazette on December 28, 2018) the Argentine Securities Commission (CNV) ordered that issuers subject to its supervision shall apply the inflation adjustment to reflect the Financial Statements in terms of the current measuring unit set forth in IAS 29 in their annual, interim and special Financial Statements closed on or after December 31, 2018.

Pursuant to IAS 29, the Financial Statements of an entity whose functional currency is that of a high inflationary economy should be reported in terms of the measuring unit current as of the date of the Financial Statements. All the amounts included in the Statements of Financial Position which are not stated in terms of the measuring unit current as of the date of the Financial Statements should be restated applying the general price index. All items in the Consolidated Statements of Income and Other Comprehensive Income should be stated in terms of the measuring unit current as of the date of the Financial Statements, applying the changes in the general price index occurred from the date on which the revenues and expenses were originally recognized in the Financial Statements.

Adjustment for inflation in the initial balances has been calculated considering the indexes reported by the Argentine Federation of Professional Councils of Economic Sciences (FACPCE) based on the price indexes published by the Argentine Institute of Statistics and Census (INDEC).

The principal inflation adjustment procedures are the following:

-

Monetary assets and liabilities that are recorded in the current currency as of the balance sheet closing date are not restated because they are already stated in terms of the currency unit current as of the date of the Financial Statements.

-	Non-monetary assets and liabilities are recorded at cost as of the balance sheet date, and equity components are restated applying the relevant adjustment ratios.
-	All items in the Consolidated Statements of Income and Other Comprehensive Income are restated applying the relevant conversion factors.
-

The effect of inflation on the Group’s net monetary position is included in the consolidated statements of comprehensive income and other comprehensive income under Financial results, net, in the item “Inflation adjustment”.

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

-	Other comprehensive income / (loss) was restated as from each accounting allocation.
-	The other reserves in the Consolidated Statements of Income and Other Comprehensive Income were restated as of the initial application date, i.e., June 30, 2016.

The inflation index to be used according to Resolution No. 539/18, is determined based on the Wholesale Price Index (IPIM) until 2016, considering for the months of November and December 2015 the average variation of Consumer Price indexes (CPI) of the Autonomous City of Buenos Aires, because during those two months there were no national IPIM measurements. Since January 2017, the National Consumer Price Index (National CPI) will be considered. The tables below show the evolution of these indices in the last two fiscal years and as of June 30, 2021 according to official statistics (INDEC) following the guidelines described in Resolution 539/18

Annual price variation	June 30, 2019	June 30, 2020	June 30, 2021	Three years accumulated as of June 30, 2021
	56%	43%	50%	234%

IRSA Propiedades Comerciales S.A.

As a consequence of the aforementioned, these Financial Statements as of June 30, 2021 were restated in accordance with IAS 29.

(b) Current and non-current classification

The presentation in the statements of financial position distinguishes between current and non-current assets and liabilities, according to the operating cycle of each of the activities. Current assets and liabilities include assets and liabilities that are realized or settled within 12 months after the year-end date.

All other assets and liabilities are classified as non-current. Current (income tax payable) and deferred tax assets and liabilities are presented separately from each other and from other assets and liabilities, as current and non-current, respectively.

(c) Presentation currency

The Consolidated Financial Statements are presented in millions of Argentine Pesos. Unless otherwise stated or the context otherwise requires, references to “Peso amounts” or “ARS”, are to Argentine Pesos, and references to “USD” or “US dollars” are to United States dollars.

(d) End of the fiscal year

The fiscal year begins on July 1 and ends on June 30 each year.

(e) Accounting conventions

See Note 2.2 to 2.31 the accounting policies applicable to each item.

(f) Cash flows

The Group reports cash flows from operating activities using the indirect method. Interest paid is presented within cash used in financing activities. Interest received is presented within cash generated by investing activities, with the exception of the interest generated by operating credits, included in “other operating results, net” in the Consolidated Statements of Income and Other Comprehensive Income. The acquisitions and disposals of investment properties are disclosed as cash from investing activities because this most appropriately reflects the Group’s business activities. Cash flows in respect of trading properties are disclosed as cash from operating activities because these assets are sold in the ordinary course of business.

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
Covid-19-related Rent Concessions - Amendments to IFRS 16.

As a result of the COVID-19 pandemic, rent concessions have been granted to lessees. Such concessions might take a variety of forms, including payment holidays and deferral of lease payments. In May 2020, the IASB made an amendment to IFRS 16 Leases which provides lessees with an option to treat qualifying rent concessions in the same way as they would if they were not lease modifications. In many cases, this will result in accounting for the concessions as variable lease payments in the period in which they are granted.

Entities applying the practical expedients must disclose this fact, whether the expedient has been applied to all qualifying rent concessions or, if not, information about the nature of the contracts to which it has been applied, as well as the amount recognized in profit or loss arising from the rent concessions.

06-30-2021

The adoption of these standards, amendments and interpretations adopted mentioned above, do not have a material impact on the Group.

Standards and amendments not adopted yet by the Group:

Standards and amendments	Description	Date of application by the Group
Accounting Policy Disclosures - Amendment to IAS 1 and Practical Statement 2

The IASB amended IAS 1 to require entities to disclose their material accounting policies rather than their significant accounting policies. The amendments define what it implies and how to identify material accounting policy information. They also clarify that it is not necessary to disclose immaterial accounting policy. If it is disclosed should not overshadow material accounting information. To support this amendment, the IASB also amended IFRS Practical Statement 2 on “Making materiality related judgments” to advise on how to apply the concept of materiality to disclosure of accounting policies.

01-01-2023
Definition of accounting estimates - Amendments to IAS 8.

The amendment to IAS 8 “Accounting Policies, Changes in Accounting Estimates and Errors” clarifies how entities should distinguish changes in accounting policies from changes in accounting estimates. The distinction is important, because changes in accounting estimates are applied prospectively to future transactions and other future events, but changes in accounting policies are generally applied retrospectively to past transactions and other past events, as well as to the current exercise.

01-01-2023
Amendment to IAS 1.

The narrow-scope amendments to IAS 1 Presentation of Financial Statements clarify that liabilities are classified as either current or non-current, depending on the rights that exist at the end of the reporting period. Classification is unaffected by the expectations of the entity or events after the reporting date (eg the receipt of a waver or a breach of covenant). The amendments also clarify what IAS 1 means when it refers to the ‘settlement’ of a liability.

The amendments could affect the classification of liabilities, particularly for entities that previously considered management’s intentions to determine classification and for some liabilities that can be converted into equity.

They must be applied retrospectively in accordance with the normal requirements in IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors.

In May 2020, the IASB issued an Exposure Draft proposing to defer the effective date of the amendments to January 1, 2023.

06-30-2023
Amendment to IAS 37.

The amendment to IAS 37 clarifies that the direct costs of fulfilling a contract include both the incremental costs of fulfilling the contract and an allocation of other costs directly related to fulfilling contracts. Before recognizing a separate provision for an onerous contract, the entity recognizes any impairment loss that has occurred on assets used in fulfilling the contract.

06-30-2023
Property, Plant and Equipment: Proceeds before intended use - Amendments to IAS 16.

The amendment to IAS 16 Property, Plant and Equipment (PP&E) prohibits an entity from deducting from the cost of an item of PP&E any proceeds received from selling items produced while the entity is preparing the asset for its intended use. It also clarifies that an entity is ‘testing whether the asset is functioning properly’ when it assesses the technical and physical performance of the asset. The financial performance of the asset is not relevant to this assessment.

06-30-2023
Reference to the Conceptual Framework - Amendments to IFRS 3.

Minor amendments were made to IFRS 3 Business Combinations to update the references to the Conceptual Framework for Financial Reporting and add an exception for the recognition of liabilities and contingent liabilities within the scope of IAS 37 Provisions, Contingent Liabilities and Contingent Assets and Interpretation 21 Levies. The amendments also confirm that contingent assets should not be recognized at the acquisition date.

06-30-2023

IRSA Propiedades Comerciales S.A.

Annual improvements to IFRS 2018-2020 standards.

The following improvements were finalized in May 2020:

• IFRS 9 Financial Instruments - clarifies which fees should be included in the 10% test for derecognition of financial liabilities.

• IFRS 16 Leases - amendment of illustrative example 13 to remove the illustration of payments from the lessor relating to leasehold improvements, to remove any confusion about the treatment of lease incentives.

• IFRS 1 First-time Adoption of International Financial Reporting Standards - allows entities that have measured their assets and liabilities at carrying amounts recorded in their parent’s books to also measure any cumulative translation differences using the amounts reported by the parent. This amendment will also apply to associates and joint ventures that have taken the same IFRS 1 exemption.

• IAS 41 Agriculture - removal of the requirement for entities to exclude cash flows for taxation when measuring fair value under IAS 41. This amendment is intended to align with the requirement in the standard to discount cash flows on a post-tax basis.

06-30-2023
Deferred tax - Amendments to IAS 12.

The IASB issued amendments to IAS 12 that clarifies how companies account for deferred tax related to assets and liabilities that arise from a single transaction. The effects of these amendments essentially mean that the initial recognition exception is not available for transactions that involve the recognition of both an asset and a liability, such as leases and decommissioning obligations.

06-30-2024

Management is studying the impact that these new regulations and modifications will have for the Group.

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

IRSA Propiedades Comerciales S.A.

The amount by which the aggregate of the fair value of consideration transferred, the acquisition date fair value of the Group’s previously held interest and any non-controlling interest exceeds the fair value of the assets and liabilities acquired is recorded as goodwill. If the total of consideration transferred, non-controlling interest recognized and previously held interest measured is less than the fair value of the net assets of the subsidiary acquired in the case of a bargain purchase, the difference is recognized directly in the Consolidated Statements of Income and Other Comprehensive Income as “Bargain purchase gains”.

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

IRSA Propiedades Comerciales S.A.

The Group’s share of post-acquisition profit or loss is recognized in the Consolidated Statements of Income and Other Comprehensive Income, and its share of post-acquisition movements is recognized in other comprehensive income with a corresponding adjustment to the carrying amount of the investment. When the Group’s share of losses in an associate equals or exceeds its interest in the associate, including any other unsecured receivables, the Group does not recognize further losses, unless it has incurred legal or constructive obligations or made payments on behalf of the associate.

The Group determines at each reporting date whether there is any objective evidence that the investment in the associate is impaired. If this is the case, the Group calculates the amount of any impairment as the difference between the recoverable amount of the associate and it is carrying value and recognizes the impairment loss within “Share of profit of associates and joint ventures line item” in the Consolidated Statements of Income and Other Comprehensive Income.

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

The Group takes into account both quantitative and qualitative aspects in order to determine which non-controlling interests in associates are considered significant. In quantitative terms, investments that individually represent at least 20% of equity in earnings of joint ventures in the Consolidated Statements of Income and Other Comprehensive Income and, simultaneously, at least 20% of all investments in joint ventures total equity attributable to non-controlling interest in associates at each year-end are considered significant. Therefore, in qualitative terms, the Group considers, among other factors, the specific risks to which each company is exposed, their returns and the importance that each company has for the Group.

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

Investments in joint ventures are accounted for under the equity method of accounting, pursuant to which interests in joint ventures are initially recognized in the Consolidated Statements of Financial Position at cost and adjusted thereafter to recognize the Group’s share of the post-acquisition of profits or losses and movements in Other Comprehensive Income in the Consolidated Statements of Income and Other Comprehensive Income, respectively.

When the Group’s share of losses in a joint venture equals or exceeds its interests in the joint ventures (which includes any long-term interests that, in substance, form part of the Group’s net investment in the joint ventures), the Group does not recognize further losses, unless it has incurred obligations or made payments on behalf of the joint ventures.

The Group determines at each reporting date whether there is any objective evidence that the investment in a joint venture is impaired. If this is the case, the Group calculates the amount of impairment as the difference between the recoverable amount of the joint venture and its carrying value and recognizes the amount adjacent to share of profit of associates and joint ventures in the Consolidated Statements of Income and Other Comprehensive Income.

IRSA Propiedades Comerciales S.A.

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

The Group takes into account both quantitative and qualitative aspects in order to determine which non-controlling interests in joint ventures are considered significant. In quantitative terms, the investments that individually represent at least 20% of equity in earnings of joint ventures in the Consolidated Statements of Income and Other Comprehensive Income and, simultaneously, at least 20% the total equity attributable to non-controlling interest in joint ventures at each year-end are considered significant. Therefore, in qualitative terms the Group considers, among other factors, the specific risks to which each company is exposed to, their returns and the importance that each company has for the Group.

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

Foreign exchange gains and losses are presented in the Consolidated Statements of Income and Other Comprehensive Income within finance income and finance costs, as appropriate, unless they are capitalized as explained in Note 2.19.

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

Additionally, the Group recognizes economically “buildable potentials” in those properties that meet the following requirements: a) have buildable potential that are legally viable based on the application of approved Planning Codes and / or specific Ordinances. and b) have a commercial viability either due to their realization market or their constructive feasibility (see Note 9). If due to regulatory or legal regulations and commercial and/or economic aspects, the buildable potential can only be made by the Group and it has not been built yet, the asset value is not recognized.

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

IRSA Propiedades Comerciales S.A.

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

Generally, fair value of office buildings and land reserves is based on active market prices, adjusted, if necessary, for differences in the nature, location or condition of the specific asset (Level 2).

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

IRSA Propiedades Comerciales S.A.

Changes in fair values are recognized in the Consolidated Statements of Income and Other Comprehensive Income under the line item “Net gain / (loss) from fair value adjustments of investment properties”.

Asset transfers, whether they are assets classified as investment properties that are transferred to other items or vice versa, can only be made when there is a change in their use, which is evidenced by: a) if an investment property it becomes occupied by the Group, it is reclassified as property, plant and equipment at the beginning of said occupation; b) when an investment property changes its use, and this is evidenced by a development process to prepare it for sale, the property is transferred to properties for sale; c) if the Group’s occupation of a property ends, it is reclassified from property, plant and equipment to properties for sale; or d) the commencement of operating lease operations with a third party, whereby the properties for sale are transferred to investment properties. The transfer of investment properties to other items is carried out at the fair value of the asset on the date of change of use and said fair value is the cost of the property for the purposes of subsequent accounting according to the applicable standard. If an owner-occupied property is converted to investment property, the Group values the property at the corresponding carrying amount prior to transfer and classifies it as investment property at fair value on the date of change of use. The Group will treat any difference, as of that date, between the determined carrying amount of the property and the fair value, in the same way in which it would record a revaluation applying IAS 16. A transfer from inventories to Investment properties, will be accounted by recognizing the result between its previous book value and its fair value and any difference between the fair value of the property at that date and its previous carrying amount will be recognized in the result of the period.

The Group may sell an investment property when it considers it is not core to its ongoing rental business activities. Where the Group disposes of a property at fair value in an arm’s length transaction, the carrying value immediately prior to the sale is adjusted to the transaction price, and the adjustment is recorded in the Consolidated Statements of Income and Other Comprehensive Income in the line “Net (loss) / gain from fair value adjustments of investment properties”.

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

The difference between the discounted amount and the amount receivable is treated as interest income and recognized over the period using the effective interest method. Direct expenses related to the sale are recognized in the line “other operating results, net” in the Consolidated Statements of Income and Other Comprehensive Income at the time they are incurred.

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

IRSA Propiedades Comerciales S.A.

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. Such costs may include the cost of improvements and replacement of parts as they meet the conditions to be capitalized the carrying amount of those parts that are replaced is derecognized. Repairs and maintenance are charged to the Consolidated Statements of Income and Other Comprehensive Income during the financial period in which they are incurred. Depreciation, based on a component approach, is calculated using the straight-line method to allocate the cost over the assets’ estimated useful lives.

As of June 30, 2021 useful lives are as follows:

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

Gains and losses on disposals are determined by comparing the proceeds, net of direct expenses related to those proceeds, with carrying amount at the date of each transaction. Gains and losses from the disposal of property, plant and equipment items are recognized within “Other operating results, net” in the Consolidated Statements of Income and Other Comprehensive Income.

2.8. Leases

The Group’s leases are recognized and valued in accordance with IFRS 16, the Group recognizes the asset for the right of use and a liability at present value with respect to those contracts that meet the definition of a lease in accordance with the standard.

A Group company is the lessor: Operating lease - properties leased to tenants under operating leases are included in “Investment properties” in the Statements of Financial Position (see Note 2.25 for the recognition of rental income).

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

Leases within the exception of IFRS 16, in which the Group acts as lessee, are charged to loss at the time they are accrued. They mainly include contracts with maturities of less than one year and / or non-material value.

IRSA Propiedades Comerciales S.A.

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

IRSA Propiedades Comerciales S.A.

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

If the recoverable amount of the cash-generating unit is less than the carrying amount of the unit, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the unit and then to the other assets of the unit pro rata on the basis of the carrying amount of each asset in the unit. Impairment losses recognized for goodwill are included in the Consolidated Statements of Income and Other Comprehensive Income and are not reversed in a subsequent period.

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

(b) Property, plant and equipment and defined-lived intangible assets

At the date of each statements of financial position, the Group reviews the carrying amounts of its property, plant and equipment, and limited-duration intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent, if any, of the impairment loss.

When the asset does not generate cash flows independently of other assets, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs.

If the recoverable amount of an asset or cash-generating unit is estimated to be less than its carrying amount, the carrying amount of the asset or cash-generating unit is reduced to its recoverable amount. An impairment loss is recognized immediately in the Consolidated Statements of Income and Other Comprehensive Income.

Assets or cash-generating units that have suffered an impairment loss are revised as of each year-end date to assess a potential reversal of such impairment. The impairment loss recognized in prior fiscal years may only be reversed if there has been a change in the estimates used to assess the recoverable value of assets or the cash-generating unit since the recognition of the impairment loss.

Where an impairment loss subsequently reverses the carrying amount of the asset or cash-generating unit is increased to the revised estimate of its recoverable amount, not to exceed the carrying amount that would have been determined if no impairment loss had been recognized for the asset or cash-generating unit in prior years. A reversal of an impairment loss is recognized in the Consolidated Statements of Income and Other Comprehensive Income.

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

IRSA Propiedades Comerciales S.A.

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

If either of the two criteria above is not met, the debt instrument is classified at “fair value through profit or loss”. The Group has not designated any debt instruments as measured at fair value through profit or loss to eliminate or significantly reduce an accounting mismatch. Changes in fair values and gains from disposal of financial assets at fair value through profit or loss are recorded within “Financial results, net” in the Consolidated Statements of Income and Other Comprehensive Income.

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

At initial recognition, the Group measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss, transaction costs that are directly attributable to the acquisition of the financial asset. Transaction costs of financial assets carried at fair value through profit or loss are expensed in the Consolidated Statements of Income and Other Comprehensive Income.

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

Financial assets and liabilities are offset and the net amount reported in the Statements of Financial Position when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis, or realize the asset and settle the liability simultaneously.

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

The Group’s policy is to apply hedge accounting to hedging relationships where it is permissible under IFRS 9, practical to do so and its application reduces volatility, but transactions that may be effective hedges in economic terms may not always qualify for hedge accounting under IFRS 9. To date the Group has not applied hedge accounting to any of its derivative financial instruments. Trading derivatives are classified as a current asset or liability in the statements of financial position. Gains and losses on other derivatives are classified in “Financial results, net”, in the Consolidated Statements of Income and Other Comprehensive Income.

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

An allowance for doubtful accounts is recorded when there is objective evidence that the Group may not be able to collect all receivables within their original payment term. Indicators of doubtful accounts include significant financial distress of the debtor, the debtor potentially filing a petition for reorganization or bankruptcy, or any event of default or past due account. It is calculated by the expected loss method.

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

For non-significant homogeneous receivables, the Group assesses the impairment by grouping these receivables based on characteristics of similar risks, considering the type of asset, the delinquency condition and other relevant factors. The Group considers different factors to calculate the amount of the allowance for impairment, which, in its opinion, represents the expected losses over the life of the receivables. When determining the allowance for doubtful accounts, the Group considers, among other factors: (i) the delinquency of the receivables, (ii) the history of losses and the general behavior of the clients, (iii) the trends in volumes and terms of the receivables, (iv) the Group’s experience in credit management, (v) national and local economic trends, (vi) credit concentrations by individual size and type of credit, and (vii) the effect of other external factors.

IRSA Propiedades Comerciales S.A.

The amount of the allowance is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the original effective interest rate. The carrying amount of the asset is reduced through the use of an allowance, and the amount of the loss is recognized in the Consolidated Statements of Income and Other Comprehensive Income within “Selling expenses”. Subsequent recoveries of amounts previously written off are credited against “Selling expenses” in the Consolidated Statements of Income and Other Comprehensive Income.

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

Provisions are measured at the present value of the cash flows expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in provisions due to passage of time is recognized in the Consolidated Statements of Income and Other Comprehensive Income.

IRSA Propiedades Comerciales S.A.

2.21. Employee benefits

(a) Pension plans obligations

The Group operates a defined contribution plan. A defined contribution plan is a pension plan under which the Group pays fixed contributions into a separate entity. The Group has no legal or constructive obligations to pay further contributions if the fund does not hold sufficient assets to pay all employees the benefits relating to employee service in the current and prior periods. The contributions are recognized as employee benefit expense in the Consolidated Statements of Income and Other Comprehensive Income when they are due.

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

The fair value of the share-based payment is recognized in the Consolidated Statements of Income and Other Comprehensive Income under the straight-line method over the vesting period in which the right to receive shares of IRSA and Cresud becomes irrevocable (“vesting period”); such value is based on the best available estimate of the number of shares expected to vest.

Such estimate is revised if subsequent information becomes available indicating that the number of shares expected to vest differs from original estimates.

2.23. Current income tax, deferred income tax and minimum presumed income tax

Tax expense for the year comprises the charge for tax currently payable and deferred taxation. Tax is recognized in the Consolidated Statements of Income and Other Comprehensive Income, except to the extent that it relates to items recognized in other comprehensive income or directly in equity, in which case, the tax is also recognized in other comprehensive income or directly in equity, respectively.

Current income tax expense is calculated based on the tax laws enacted or substantially enacted at the date of the Statements of Financial Position in the countries where the Group and its subsidiaries operate and generate taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. The Group establishes provisions where appropriate based on the amounts expected to be paid to the tax authorities.

IRSA Propiedades Comerciales S.A.

Deferred income tax is recognized, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the Consolidated Financial Statements. However, deferred tax liabilities are not recognized if they arise from the initial recognition of goodwill; deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantively enacted by the date of the Statements of Financial Position and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled.

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

2.24. Cash and cash equivalents

Cash and cash equivalents include cash on hand, deposits held with banks, and other short-term highly liquid investments with original maturities of three months or less and that they are subject to an insignificant risk of change in value. Cash equivalents do not include bank overdrafts.

2.25. Revenue recognition

Revenue from Group’s activities is principally derived from business activities carried out in shopping malls and in rental buildings and mainly include rental income from shopping mall properties and offices leased under operating leases, admission rights, commissions and revenue from several services provided to the Group’s lessees.

In accordance with IFRS 15, the Group recognizes income over time on sales contracts with clients for real estate development in which there is no alternative use to the sale to that client and has the right to demand the collection of the contract. When these conditions are not met, revenue is recognized at the time of delivery or deed, depending on each case, when the risk transfers are completed, the collection is reasonably assured and there is a price already determined.

Income from satisfaction of performance obligations over time on real estate developments is recognized by measuring progress towards compliance with the obligation when it can be reliably measured. For this measurement, the Group uses the resource method, that is, the effort consumed by the entity and determines the percentage of progress based on the estimated cost of the total development.

The Group’s income is recognized at the highly probable value of the consideration to which it will be entitled in exchange for transferring products or services to the client that is not expected to undergo significant reversals.

IRSA Propiedades Comerciales S.A.

•	Shopping malls portfolio

Primarily comprises rental income from shopping mall property leases, admission rights, commissions and revenue from several services provided to the Group’s lessees.

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

Lessees of rental space located within shopping malls are generally required to pay the higher of: (i) a base monthly rent (the “Base Rent”) and (ii) a specific percentage of gross monthly sales recorded by the Lessee (the “Contingent Rent”), which generally ranges between 2% and 12% of the lessees’ gross sales. In addition, in accordance with the standard terms of the typical commercial lease, the Base Rent is usually increased at that time by the Consumer Price Index (CPI) in Argentina.

In addition, some leases include provisions that set forth variable rent based on specific volumes of sales revenue and other types of ratios.

Rental income from shopping mall properties leased out under operating leases is recognized in the Consolidated Statements of Income and Other Comprehensive Income on a straight-line basis over the term of the leases. When lease incentives are granted, they are recognized as an integral part of the net consideration for the use of the property and are therefore recognized on the same straight-line basis.

Contingent rents, being lease payments that are not fixed at the inception of a lease, are recorded as income in the periods in which they are known and can be determined. Rent reviews are recognized when such reviews have been agreed with tenants.

Tenants in the Group’s shopping mall are also generally charged a non-refundable admission right upon entering a lease contract or renewing an existing one. Admission rights are treated as additional rental income and recognized in the Consolidated Statements of Income and Other Comprehensive Income on a straight-line basis over the term of the respective lease agreement.

The Group acts as its own leasing agent for arranging and closing lease agreements for its shopping malls properties and consequently earns letting fees. Letting fees are paid by tenants upon the successful closing of an agreement. A transaction is considered successfully concluded when both parties have signed the related lease contract. Letting fees received by the Group are treated as additional rental income and are recognized in the Consolidated Statements of Income and Other Comprehensive Income on a straight-line basis over the term of the lease agreements.

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

IRSA Propiedades Comerciales S.A.

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

On the other hand, revenue includes income from managed operations and other services such as car parking spaces. Those revenues are recognized on an accrual basis as services are provided.

•	Office and other rental properties portfolio

Rental income from office and other rental properties include rental income from office leased out under operating leases, income for services and expenses recovery paid by tenant.

Rental income from office and other rental properties leased out under operating leases is recognized in the Consolidated Statements of Income and Other Comprehensive Income on a straight-line basis over the term of the leases (‘rent averaging’). When lease incentives are granted, they are recognized as an integral part of the net consideration for the use of the property and are therefore recognized on the same straight-line basis.

Contingent rents are recorded as income in the periods in which they are collected. Rent reviews are recognized when such reviews have been agreed with tenants.

Leases also provide that common area service charges of the Group’s office and other rental properties are borne by the corresponding lessees, generally on a proportionate basis. These common area service charges include all such expenses convenient and necessary for various purposes including, but not limited to, the operation, maintenance, management, safety, preservation, repair, supervision, insurance and enhancement of the shopping malls. The Group acts as the management of rental properties. The Group makes the original payment for such expenses, which are then reimbursed by the lessees. The Group considered that it acts as a principal in these cases. The Group accrues reimbursements from tenants for recoverable portions of all these expenses as service charge revenue in the period the applicable expenditures are incurred and is presented separately from property operating expenses. Property operating expenses are expensed as incurred.

•	Sales and Development activities

Revenue from sale and developments of real estate properties primarily comprises the results from the sale of trading properties. Results from the sale of properties are recognized only when the control has been transferred to the buyer. This normally takes place on unconditional exchange of contracts (except where payment or completion is expected to occur significantly after exchange). For conditional exchanges, sales are recognized when these conditions are satisfied.

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

The Group determines that its barters have commercial substance and that the conditions for recording the income from the transfer of parcels or land are met at the time the swap operation is carried out. Revenues are recorded at the fair value of the goods delivered, adjusted as appropriate by the amount of cash received. In exchange for the parcels or land transferred, the Group generally receives cash and / or a right to receive future units that are part of the projects to be built on the parcels or land exchanged. This right is initially recognized at cost (this being the fair value of the land transferred) as an intangible asset in the statements of financial position. Said intangible asset is not adjusted in subsequent years unless it is impaired.

IRSA Propiedades Comerciales S.A.

The Group may sell the residential apartments to third-party homebuyers once they are finalized and transferred from the developer. In these circumstances, revenue is recognized when the control is transferred to the buyer. This will normally take place when the deeds of title are transferred to the homebuyer.

However, the Group may market residential apartments during construction or even before construction commences. In these situations, buyers generally surrender a down payment to the Group with the remaining amount being paid when the developer completes the property and transfers it to the Group, and the Group in turn transfers it to the buyer. In these cases, revenue is not recognized until the apartments are completed and the transaction is legally completed, that is when the apartments are transferred to the homebuyers and deeds of title are executed. This is because in the event the residential apartments are not completed by the developer and consequently not delivered to the homebuyer, the Group is contractually obligated to return to the homebuyer any down payment received plus a penalty amount. The Group may then seek legal remedy against the developer for non-performance of its obligations under the agreement. The Group exercised judgment and considers that the most significant risk associated with the asset the Group holds (i.e. the right to receive the apartments) consisting of the non-fulfillment of the developer’s obligations (i.e. to complete the construction of the apartments) has not been transferred to the homebuyers upon reception of the down payment.

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

2.29. Dividend income

Dividends earned are recorded when declared. Result of the declared dividend is accounted regarding the accounting method of the investment that generated that dividend.

IRSA Propiedades Comerciales S.A.

2.30. Comparative information

The balances as of June 30, 2020 and 2019 that are disclosed for comparative purposes were restated in accordance with IAS 29. See Note 2.1. Certain figures have been reclassified for the purposes of comparative presentation with those of the current year.

During the fiscal year ended June 30, 2021, 2020 and 2019, there was a devaluation of the Argentine Peso in relation to the US Dollar of approximately 66%, 47% and 74%, respectively. This situation affects the comparability of figures disclosed in these Financial Statements, arising mainly from the impact of the exchange rate on our assets and liabilities in foreign currency.

2.31. Seasonal effects on operations

The operations of the Group’s shopping mall properties are subject to seasonal effects, which affect the level of sales recorded by tenants. During summertime (January and February), shopping malls tenants generally experience the lowest sales levels in comparison with the winter holidays (July) and during the Christmas Seasons (December) when they tend to record peak sales. Apparel stores generally change their collections during the spring and the fall, which impacts positively on shopping mall sales. Sale discounts at the end of each season also impact in the business. Consequently, a higher level of revenues is generally expected in shopping mall operations during the second half of the year rather than the first.

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

Estimation	Main assumptions	Potential implications	Main references
Fair value valuation of investment properties	Fair value valuation made by external appraisers and valuators. See Note 9.	Incorrect valuation of investment property values	Note 9 - Investment properties
Income tax

The Group estimates the income tax amount payable for transactions where the Treasury’s Claim cannot be clearly determined.

Additionally, the Group evaluates the recoverability of assets due to deferred taxes considering whether some or all of the assets will not be recoverable.

		Upon the improper determination of the provision for income tax, the Group will be bound to pay additional taxes, including fines and compensatory and punitive interest.	Note 21 - Taxes
Allowance for doubtful accounts	A periodic review is conducted of receivables risks in the Group’s clients’ portfolios. Bad debts based on the expiration of account receivables and account receivables’ specific conditions.	Incorrect recognition of charges / reimbursements of the allowance for bad debt.	Note 15- Trade and other receivables
Probability estimate of contingent liabilities.	Whether more economic resources may be spent in relation to litigation against the Group; such estimate is based on legal advisors’ opinions.	Charge / reversal of provision in relation to a claim.	Note 20- Provisions

4. Acquisitions and disposals

Fiscal year ended as of June 30,2021

Sale of Boston Tower building

On July 15, 2020, IRSA Propiedades Comerciales S.A. has signed a bill of sale with possession of a medium-height floor of Boston Tower located at 265 Della Paolera in Catalinas District in the Autonomous City of Buenos Aires for a total area of approximately 1,247 square meters and 5 parking spaces located in the building.

The price of the transaction was ARS 666 million.

On August 25, 2020, IRSA Propiedades Comerciales S.A. has sold and transferred 5 floors of the Boston Tower located at 265 Della Paolera in the Catalinas District in the Autonomous City of Buenos Aires for a gross rental area of approximately 6,235 square meters and 25 parking spaces located in the building.

The price of the transaction was ARS 3,574 million.

IRSA Propiedades Comerciales S.A.

On November 5, 2020, IRSA Propiedades Comerciales S.A. has signed a bill of sale with possession of 4 floors of the Boston Tower located at 265 Della Paolera in the Catalinas District in the Autonomous City of Buenos Aires for a gross rental area of approximately 3,892 square meters and 15 parking spaces located in the building.

The price of the transaction was ARS 2,271 million.

On November 12, 2020, IRSA Propiedades Comerciales S.A. has signed with an unrelated third party a bill of sale with possession of 3 floors of the Boston Tower located at 265 Della Paolera in the Catalinas District in the Autonomous City of Buenos Aires for a gross rental area of approximately 3,266 square meters, a commercial space located on the ground floor of approximately 225 square meters and 15 parking spaces located in the building.

The price of the transaction was ARS 1,906 million.

Sale of Bouchard building

On July 30, 2020 IRSA Propiedades Comerciales S.A. has sold the entire “Bouchard 710” building, located in the Plaza Roma district of the Autonomous City of Buenos Aires, to an unrelated third party. The tower consists of 15,014 square meters of gross rental area on 12 office floors and 116 parking spaces.

The price of the transaction was ARS8,791 million.

Acquisition of Hudson Property

On December 11, 2020, the purchase bill of the property called Casonas located in Hudson, Berazategui district was signed, paying the remaining balance of 90% for USD 1 million. The initial 10% had been paid in during the year ended June 30, 2018.

See Note 35 for sales after June 30, 2021.

We are Appa S.A. - Share capital increase

As of June 30, 2020, the Company’s capital stock was represented by 116,500 ordinary shares with a par value of ARS 1 per share and with the right to 1 vote per share.

On April 19, 2021, the Ordinary and Extraordinary General Shareholders’ Meeting decided to capitalize the entire share premium and inflation adjustment of share capital. Additionally, new irrevocable contributions were made which were capitalized in the same date.

The total of ordinary shares totaled 517,722,151, leaving the share capital as follows:

	Number of shares	Share capital
June 30, 2020	116,500	116,500
Capitalization of share premium and inflation adjustment of share capital	137,722,151	137,722,151
Issuance of ordinary shares	380,000,000	380,000,000
June 30, 2021	517,838,651	517,838,651

IRSA Propiedades Comerciales S.A.

Fiscal year ended as of June 30, 2020

TGLT - Recapitalization agreement

On August 8, 2019, we entered into certain arrangements with TGLT S.A. (“TGLT”) providing for collaboration in TGLT’s financial restructuring and recapitalization. We participated in the recapitalization agreement whereby TGLT committed: (i) to make a public offer to subscribe Class A preferred shares at a subscription price of USD 1.00 per TGLT share; (ii) to make a public offering of new Class B preferred shares which may be subscribed by (a) the exchange for ordinary shares ofTGLT, at an exchange ratio of one Class B preferred share for every 6.94 ordinary shares of the Company and / or (b) the exchange for convertible notes, at an exchange ratio of a Class B preferred share for each USD 1.00 of convertible notes (including accumulated and unpaid interests under the existing convertible notes); and (iii) to grant an option to subscribe new Class C preferred shares in a public offer for cash to be carried out if: (a) the public offer of Class A and Class B preferred shares are consummated and (b) a minimum number of option holders have exercised that option at a subscription price per Class C preferred share of USD 1.00 (or its equivalent in pesos).

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

In turn, on November 22, 2019, TGLT held a bondholders of convertible negotiable obligations meeting in order to consider the modification of different clauses of the indenture in force at that date, and in line with what was agreed in the recapitalization agreement, IRSA Propiedades Comerciales voted in favor of the modifications.

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

During the fiscal year 2020, preferred shares were converted into ordinary shares, which is why IRSA Propiedades Comerciales S.A. began to have significant influence, considering TGLT S.A. as an associate company.

Sale of Catalinas Tower building

On June 9, 2020 IRSA Propiedades Comerciales signed with an unrelated third party the transfer of the right to deed with the delivery of possession of two medium-height floors of the tower under construction “200 Della Paolera” located in Catalinas District in the Autonomous City of Buenos Aires for a total area of approximately 2,430 square meters and 16 parking spaces located in the building.

The price of the transaction was ARS 1,750 million (USD 16.9 million).

Barter transaction airspace coto

On October 25, 2019, the Company has transferred in a barter transaction the rights to construct an apartment building (“Torre 1”) to an unrelated third party on the airspace of the COTO Supermarket located in the Abasto neighborhood of the Autonomous City from Buenos Aires. Torre 1 will have 22 apartments of 1 to 3 rooms totaling an area of 8,400 square meters. The amount of the operation was set at USD 4.5 million: USD 1 million will be pay in cash and remaining balance in at least 35 functional units of departments, representing the equivalent of 24.20% of the own square meters, with a minimum insured of 1,982 square meters.

Within 30 months of the signing of the contract, when certain conditions have been met, IRSA Propiedades Comerciales S.A. must transfer to the same unrelated third party the rights to build a second apartment building.

IRSA Propiedades Comerciales S.A.

As of June 30, 2020 the results of this transaction amounts to ARS 434 million that are included in the line “Income from sales, rentals and services” and “Operating costs” of the Consolidated Statements of Income and Other Comprehensive Income.

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

5. Financial risk management

5.1 Financial risk

Risk management principles and procedures

The risk management function within the Group is carried out in respect of financial risks arising from financial instruments to which the Group is exposed during or at the end of the reporting period. Financial risk comprises market risk (including foreign currency risk, interest rate risk and other price risk), credit risk, liquidity risk and capital risk.

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

The examples of sensitivities to market risks included below are based on a change in one factor while holding all other factors constant. In practice this is unlikely to occur, and changes in some of the factors may be correlated - for example, changes in interest rate and changes in foreign currency rates.

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

The real estate activities of the Group’s subsidiaries are primarily located in Argentina where the Argentine Peso is the functional currency. A significant majority of the Group’s business activities is conducted in the functional currency of the subsidiaries (the Argentine Peso), thus not exposing the Group to foreign exchange risk. However, in the ordinary course of business, the Group transacts in currencies other than the Argentine Peso. These transactions are primarily denominated in US dollars. The Group’s net financial position exposure to the US dollar is managed on a case-by-case basis, by entering into different derivative instruments and/or by borrowing in foreign currencies. Exposure to other foreign currencies has not been significant to date.

Financial instruments are only considered sensitive to foreign exchange rates where they are not in the functional currency of the entity that holds them. The following table shows the US dollar-denominated net amounts of the financial instruments for the years ended June 30, 2021 and 2020. All amounts are presented in Argentine Pesos, the presentation currency of the Group:

	06.30.21	06.30.20
Borrowing position with third parties	(35,234)	(49,330)
Lending position with related parties	6,488	14,883
Net monetary position	(28,746)	(34,447)

The Group estimates that, other factors being constant, a 10% oscillation of the US dollar against the Argentine Peso at year-end would impact in the profit before income tax in an amount of ARS 2,875 and ARS 3,445 for the years ended June 30, 2021 and 2020, respectively.

This sensitivity analysis provides only a limited, point-in-time view of the sensitivity of the foreign exchange risk associated with Group’s financial instruments. The actual impact of the foreign exchange rate changes on the Group’s financial instruments may differ significantly from the impact shown in the sensitivity analysis.

Furthermore, the Group also uses derivative instruments, such as foreign currency forward contracts, to manage exposure to foreign exchange risk. As of June 30, 2021 there were no foreign-currency forward contracts. As of June 30, 2020 there were foreign-currency forward contracts in the amount of ARS 22 (net liabilities).

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

IRSA Propiedades Comerciales S.A.

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

See in Note 19 the breakdown of the Group’s fixed-rate and floating-rate borrowings per currency denomination (excluding finance leases) for the years ended June 30, 2021 and 2020.

The Group estimates that, other factors being constant, a 1% oscillation in floating rates at year-end would impact the profit before income tax for the year ended June 30, 2021 and 2020 by ARS 20.6 million and ARS 40.04 million, respectively.

Other price risk

The Group is exposed to price risk inherent in equity investments, which are classified on the Consolidated Statements of Financial Position at fair value through profit or loss. The Group regularly reviews the prices evolution of these equity securities in order to identify significant movements.

As of June 30, 2021 and 2020, the total value of the investment in equity securities issued by other companies equals to ARS 326.1 million and ARS 316.6 million, respectively (Note 14).

The Group estimates that, other factors being constant, a 10% oscillation in equity indexes at fiscal year-end would decrease profit before income tax for the years ended June 30, 2021 and 2020 by ARS 32.6 million and ARS 31.7 million, respectively.

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

The Group’s policy is to manage credit exposure from deposits, short-term investments and other financial instruments by maintaining diversified funding sources in various financial institutions. All the institutions that operate with the Group are well known because of their experience in the market and high credit quality. The Group places its cash and cash equivalents, investments, and other financial instruments with various high credit quality financial institutions, thus mitigating the amount of credit exposure to any one institution. The maximum exposure to credit risk is represented by the carrying amount of cash and cash equivalents and short-term investments in the statements of financial position.

IRSA Propiedades Comerciales S.A.

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

The Group has specific policies to ensure that rental contracts are transacted with counterparties with appropriate credit quality. The majority of the Group’s shopping mall, office and other rental properties’ tenants are well-recognized retailers, diversified companies, professional organizations, and others. Owing to the long-term nature and diversity of its tenancy arrangements, the credit risk of this type of trade receivables is considered to be low. Generally, the Group has not experienced any significant losses resulting from the non-performance of any counterpart to the lease contracts. As a result, the allowance for doubtful accounts balance is low. Individual risk limits are set based on internal or external ratings in accordance with limits set by the Group, as applicable. If tenants are independently rated, these ratings are used. If there is no independent rating, risk control assesses the credit quality of the tenant, taking into account its past experience, financial position, actual experience and other factors. Based on the Group’s analysis, the Group determines the amount of the deposit that is required from the tenant at inception of the lease. Management does not expect any losses from non-performance by these counterparties (Note 15).

(c) Liquidity risk management

The Group is exposed to liquidity risks, including risks associated with refinancing borrowings as they mature, the risk that borrowing facilities are not available to meet cash requirements, and the risk that financial assets cannot readily be converted to cash without loss of value. Failure to manage liquidity risks could have a material impact on the Group’s cash flow and statements of financial position. Prudent liquidity risk management implies maintaining sufficient cash, the availability of funding through an adequate amount of committed credit facilities and the ability to close out market positions. Due to the dynamic nature of the underlying businesses, the Group aims to maintain flexibility in funding its existing and prospective debt requirements by maintaining diversified funding sources with adequate committed funding lines from high quality lenders.

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

The tables below analyze the Group’s non-derivative financial liabilities and derivative financial liabilities into relevant maturity groupings based on the remaining period at the Statements of Financial Position to the contractual maturity date. The amounts disclosed in the tables are the contractual undiscounted cash flows and as a result, they do not reconcile to the amounts disclosed in the statements of financial position. However, undiscounted cash flows in respect of balances due within 12 months generally equal their carrying amounts in the statements of financial position, as the impact of discounting is not significant. The tables include both interest and principal flows.

IRSA Propiedades Comerciales S.A.

Where the interest payable is not fixed, the amount disclosed has been determined by reference to the conditions existing at each reporting date.

As of June 30, 2021	Less than 1 year	Between 1 and 2 years	Between 2 and 3 years	Between 3 and 4 years	More than 4 years	Total
Trade and other payables	2,023	-	-	-	-	2,023
Borrowings	7,719	34,945	105	88	65	42,922
Leases liabilities	93	87	89	90	1,767	2,126
Derivative financial instruments	48	9	-	-	-	57
Total	9,883	35,041	194	178	1,832	47,128

As of June 30, 2020	Less than 1 year	Between 1 and 2 years	Between 2 and 3 years	Between 3 and 4 years	More than 4 years	Total
Trade and other payables	4,504	128	104	16	-	4,752
Borrowings	21,158	3,182	40,843	97	60	65,340
Finance leases	79	74	77	82	1,940	2,252
Derivative financial instruments	122	43	10	-	-	175
Total	25,863	3,427	41,034	195	2,000	72,519

(d) Capital risk management

The capital structure of the Group consists of shareholders’ equity and short-term to long-term net borrowings. The type and maturity of the Group’s borrowings are analyzed further in Note 19. The Group’s equity is analyzed into its components in the consolidated statements of changes in equity. Capital is managed so as to promote the long-term success of the business and to maintain sustainable returns for shareholders.

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

	06.30.21	06.30.20
Gearing ratio (i)	35.49%	34.08%
Debt ratio (ii)	19.03%	20.11%

(i)	Calculated as total current and non-current borrowings divided by total current and non-current borrowings plus equity.

(ii)

Calculated as total current and non-current borrowings divided by total properties (including trading properties, property, plant and equipment, investment properties and units to be received under barter agreements).

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

IRSA Propiedades Comerciales S.A.

The development, administration and profitability of shopping malls are impacted by various factors including: the accessibility and the attractiveness of the area where the shopping mall is located, the intrinsic attractiveness of the shopping mall, the flow of people, the level of sales of each shopping mall rental unit, the increasing competition from internet sales, the amount of rent collected from each shopping mall rental unit and the fluctuations in their occupancy levels in the shopping malls. If there is an increase in operational costs, caused by inflation or other factors, it could have a material adverse effect on the Group if its tenants are unable to pay their higher rent obligations due to the increase in expenses. The Argentine Civil and Commercial Code provides that tenants may rescind commercial lease agreements after the initial six months by means of reliable notification. If the rescission option is used within the first year of the lease, the Tenant must pay the Lessor, as compensation, the sum equivalent to one-and-a-half month’s rent, and one month’s rent if the option is exercised after that period. Given that the rule does not provide for advance notice, Lease Agreements include a provision whereby the lessee should give at least sixty days advance notice of its intention to terminate the lease. The exercise of such rescission rights could materially and adversely affect the Group.

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

Operating segments identified are disclosed as reportable segments if they meet any of the following quantitative thresholds:

•	The operating segment’s reported revenue, including both sales to external customers and inter-segment sales or transfers, is 10% or more of the combined revenue, internal and external, of all operating segments.

•	The absolute amount of its reported profit or loss is 10% or more of the greater, in absolute amount, of:

○	the combined reported profit of all operating segments that do not report a loss; and

○	the combined reported loss of all operating segments that report a loss.

•	Its assets are 10% or more of the combined assets of all operating segments.

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

Segment information has been prepared and classified according to different types of businesses in which the Group conducts its activities. The Group’s Investment and Development Properties business is comprised of the following segments:

•	“Shopping Malls” includes the operation and development of shopping malls, through which we generate rental income and fees charged for services related to the lease of retail stores and other spaces. Our Shopping Malls segment includes highly diversified, multi‑format assets with a particular focus on retailers that cater to middle‑ to high‑income consumers.

•	“Offices” includes the lease of offices and other rental properties and services related to these properties.

•	“Sales and Developments” includes the sales of undeveloped parcels of land and properties, buildable potentials and activities related to the development and maintenance of such properties.

•	“Others” includes the entertainment activity through ALG Golf Center, TGLT S.A., La Rural S.A. and others.

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

The CODM evaluates performance of business segments based on segment profit, defined as profit or loss from operations before financing and taxation. The measurement principles for the segment reporting structure are based on the IFRS principles adopted in the consolidated Financial Statements, except for:

•	The operating income from the joint ventures Nuevo Puerto Santa Fe S.A. and Quality Invest S.A. are reported under the proportional consolidation method. Under this method, the income/loss generated by joint ventures is reported in the Consolidated Statements of Income and Other Comprehensive Income line-by-line, rather than in a single item as required by IFRS. Management believes that the proportional consolidation method provides more useful information to understand the business return, because the assets and income/loss generated by consolidated operations are similar to the assets and income/loss booked under the equity method. This is due to the fact that under the proportional consolidation method, revenues and expenses are reported separately, instead of offsetting and reporting them as a single item in the consolidated statements of income and other comprehensive income. Therefore, the proportional consolidation method is used by the CODM to assess and understand the return and the results of operations of these businesses as a whole. Operating results of La Rural S.A. joint venture is accounted for under the equity method. Management believes that, in this case, this method provides more adequate information for this type of investment. These also include the adjustment for expenses and collective promotion funds.

•	Operating results does not include the amounts pertaining to expenses and collective promotion funds and excludes total recovered costs. The CODM examines the net amount from both concepts (total surplus or deficit between expenses and collective promotion funds and recoverable expenses).

Revenues generated and goods and services exchanged among segments are calculated on the basis of market prices. Intercompany transactions among segments, if any, are eliminated.

These costs and income are presented now for reconciliation of all segments and their respective consolidating operating income.

IRSA Propiedades Comerciales S.A.

The following is a summary analysis of the Group’s business segments, corresponding to the fiscal years ended June 30, 2021, 2020 and 2019. Additionally, a reconciliation between results of operations corresponding to segment information and the results of operations as per the Consolidated Statements of  Income and Other Comprehensive Income; and total assets by segment and total assets according to the statements of financial position. The information by segments has been prepared and classified according to the businesses in which the Group carries out its activities:

	06.30.21
	Shopping Malls	Offices	Sales and developments	Others	Total segment reporting	Adjustment for expenses and collective promotion funds	Adjustment for share in (profit) / loss of joint ventures	Unreportable assets	Total as per Statements of Income and Other Comprehensive Income/Statements of Financial Position

Revenues	5,321	2,715	78	29	8,143	2,911	(51)	-	11,003
Operating costs	(865)	(216)	(63)	(216)	(1,360)	(3,132)	70	-	(4,422)
Gross profit / (loss)	4,456	2,499	15	(187)	6,783	(221)	19	-	6,581
Net (loss) / gain from fair value adjustments in investment properties	(20,342)	2,355	4,131	31	(13,825)	-	(121)	-	(13,946)
General and administrative expenses	(1,432)	(364)	(144)	(57)	(1,997)	-	8	-	(1,989)
Selling expenses	(451)	(185)	(618)	(8)	(1,262)	-	19	-	(1,243)
Other operating results, net	(126)	8	3	1	(114)	106	(10)	-	(18)
(Loss)/ profit from operations	(17,895)	4,313	3,387	(220)	(10,415)	(115)	(85)	-	(10,615)
Share of loss of associates and joint ventures	-	-	-	(2,267)	(2,267)	-	(385)	-	(2,652)
(Loss)/ profit before financing and taxation	(17,895)	4,313	3,387	(2,487)	(12,682)	(115)	(470)	-	(13,267)
Investment properties	54,317	73,932	21,165	144	149,558	-	(4,694)	-	144,864
Property, plant and equipment	289	1,087	-	-	1,376	-	(3)	-	1,373
Trading properties	-	-	237	-	237	-	-	-	237
Goodwill	16	47	-	136	199	-	(63)	-	136
Right to receive units (barters)	-	-	1,040	-	1,040	-	-	-	1,040
Inventories	43	-	-	-	43	-	(1)	-	42
Investments in associates and joint ventures	-	-	-	1,106	1,106	-	3,196	-	4,302
Other assets	-	-	-	-	-	-	-	25,410	25,410
Total assets	54,665	75,066	22,442	1,386	153,559	-	(1,565)	25,410	177,404

	06.30.20
	Shopping Malls	Offices	Sales and developments	Others	Total segment reporting	Adjustment for expenses and collective promotion funds	Adjustment for share in (profit) / loss of joint ventures	Unreportable assets	Total as per Statements of Income and Other Comprehensive Income/Statements of Financial Position

Revenues	8,915	3,477	466	93	12,951	4,672	(91)	-	17,532
Operating costs	(851)	(209)	(185)	(133)	(1,378)	(4,851)	70	-	(6,159)
Gross profit / (loss)	8,064	3,268	281	(40)	11,573	(179)	(21)	-	11,373
Net (loss) / gain from fair value adjustments in investment properties	(3,162)	34,354	7,148	(206)	38,134	-	(394)	-	37,740
General and administrative expenses	(1,246)	(315)	(125)	(163)	(1,849)	-	15	-	(1,834)
Selling expenses	(1,065)	(112)	(78)	(14)	(1,269)	-	27	-	(1,242)
Other operating results, net	26	(34)	(9)	96	79	90	24	-	193
Profit/ (loss) from operations	2,617	37,161	7,217	(327)	46,668	(89)	(349)	-	46,230
Share of profit of associates and joint ventures	-	-	-	5	5	-	262	-	267
Profit/ (loss) before financing and taxation	2,617	37,161	7,217	(322)	46,673	(89)	(87)	-	46,497
Investment properties	73,762	91,743	15,424	113	181,042	-	(4,569)	-	176,473
Property, plant and equipment	337	194	-	-	531	-	(3)	-	528
Trading properties	-	-	284	-	284	-	-	-	284
Goodwill	16	47	-	135	198	-	(62)	-	136
Right to receive units (barters)	-	-	1,047	-	1,047	-	-	-	1,047
Inventories	59	-	-	-	59	-	(1)	-	58
Investments in associates and joint ventures	-	-	-	3,413	3,413	-	3,551	-	6,964
Other assets	-	-	-	-	-	-	-	31,552	31,552
Total assets	74,174	91,984	16,755	3,661	186,574	-	(1,084)	31,552	217,042

IRSA Propiedades Comerciales S.A.

	06.30.19
	Shopping Malls	Offices	Sales and developments	Others	Total segment reporting	Adjustment for expenses and collective promotion funds	Adjustment for share in (profit) / loss of joint ventures	Unreportable assets	Total as per Statements of Income and Other Comprehensive Income/Statements of Financial Position

Revenues	12,828	3,241	87	251	16,407	5,572	(146)	-	21,833
Operating costs	(1,166)	(177)	(77)	(214)	(1,634)	(5,789)	86	-	(7,337)
Gross profit / (loss)	11,662	3,064	10	37	14,773	(217)	(60)	-	14,496
Net (loss)/ gain from fair value adjustments in investment properties	(60,952)	1,051	3,517	(394)	(56,778)	-	1,258	-	(55,520)
General and administrative expenses	(1,420)	(289)	(132)	(160)	(2,001)	-	5	-	(1,996)
Selling expenses	(796)	(132)	(21)	(31)	(980)	-	9	-	(971)
Other operating results, net	(29)	(25)	(92)	(495)	(641)	121	4	-	(516)
(Loss)/ profit from operations	(51,535)	3,669	3,282	(1,043)	(45,627)	(96)	1,216	-	(44,507)
Share of profit / (loss) of associates and joint ventures	-	-	-	231	231	-	(1,099)	-	(868)
(Loss)/ profit before financing and taxation	(51,535)	3,669	3,282	(812)	(45,396)	(96)	117	-	(45,375)
Investment properties	75,258	45,837	12,262	317	133,674	-	(4,172)	-	129,502
Property, plant and equipment	387	407	-	-	794	-	(82)	-	712
Trading properties	-	-	269	-	269	-	-	-	269
Goodwill	16	47	-	135	198	-	(62)	-	136
Right to receive units (barters)	-	-	194	-	194	-	-	-	194
Inventories	63	-	-	-	63	-	(1)	-	62
Investments in associates and joint ventures	-	-	-	175	175	-	3,275	-	3,450
Other assets	-	-	-	-	-	-	-	39,556	39,556
Total assets	75,724	46,291	12,725	627	135,367	-	(1,042)	39,556	173,881

IRSA Propiedades Comerciales S.A.

7. Information about subsidiaries

The Group conducts its business through several operating and holding subsidiaries.

The subsidiaries are shown by percentage of participation held by the Group:

			06.30.21		06.30.20
Name of the entity	Place of business / Country of incorporation	Main activity	% of ownership interest held	% of ownership interest held by non-controlling interests	% of ownership interest held	% of ownership interest held by non-controlling interests

Panamerican Mall S.A.	Argentina	Real estate	80.00%	20.00%	80.00%	20.00%
Torodur S.A.	Uruguay	Investment	100.00%	-	100.00%	-
Arcos del Gourmet S.A.	Argentina	Real estate	90.00%	10.00%	90.00%	10.00%
Shopping Neuquén S.A.	Argentina	Real estate	99.95%	0.05%	99.95%	0.05%
Entertainment Holdings S.A.	Argentina	Investment	70.00%	30.00%	70.00%	30.00%
Emprendimiento Recoleta S.A.	Argentina	Real estate	53.68%	46.32%	53.68%	46.32%
Entretenimiento Universal S.A.	Argentina	Event organization and others	98.75%	1.25%	98.75%	1.25%
Fibesa S.A.	Argentina	Mandatory	100.00%	-	100.00%	-
Centro de Entretenimiento La Plata S.A.	Argentina	Real estate	100.00%	-	100.00%	-
We Are Appa S.A. (ex Pareto S.A.)	Argentina	Design and software development	93.63%	6.37%	69.96%	30.04%

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

Notwithstanding the foregoing, one of these judicial proceedings continued its process in an extraordinary instance, as the plaintiff filed an appeal for unconstitutionality before the Superior Court of Justice of the Autonomous City of Buenos Aires. Although that appeal was initially rejected, the plaintiff filed a complaint for denied appeal and finally it was granted. Within that framework, the Superior Court of Justice of the Autonomous City of Buenos Aires decided to refer the proceedings to the Chamber so that it may issue a new sentence contemplating certain parameters set by said Court regarding the transfer of green spaces to the City. On February 14, 2019, the Chamber decided to condemn the Government of the City of Buenos Aires (“GCBA”) and Arcos, providing for the partial annulment of resolution 157 / APRA / 14 at the point that it did not consider appropriate for Arcos to transfer 65% of the land for use and public utility with unrestricted access and destined “especially and preferably to the generation of new landscaped green spaces”. Consequently, it was resolved that the GCBA must issue an administrative act that provides for this assignment. If it does not do so, Arcos must also comply with said assignment, either on the premises where the commercial center is currently located, be it totally or partially on land adjacent to the area. Failing to do this, Arcos del Gourmet S.A. (“Arcos”) must pay, prior to the realization of an expert report to be ordered in the execution stage, the sum of money necessary in order for the Administration to proceed to the search for a property with the objective of fulfilling the aforementioned purpose. If none of the aforementioned forms of compliance are specified, the power to order will be expedited - prior intervention of the relevant experts and / or technical departments of the corresponding GCBA - the demolition of the necessary works in order to comply with the ordered assignment.

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

Due to all of the foregoing, the Company’s legal advisors, although they consider that the outcome of the complaint is still uncertain, they consider that even if it is unfavorable, there is a low probability that, once the court ruling in the case is signed and once all recursive instances have been exhausted, the demolition of the works carried out in the Property is definitively ordered.

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

Subsequently, in September 2011, a contract for the readjustment of this concession was entered into with the Railway Infrastructure Administrator (ADIF in Spanish) (to which the rail assets were transferred in the jurisdiction of AABE), pursuant to the term of the Arcos concession agreement was extended until December 31, 2030. This new agreement provides for an automatic extension of 3 years and 4 months in the event that the Company complies with the agreement and ADIF so finds. Likewise, a new extension is established for an additional 3 years if the Company so declares and ADIF corroborates compliance with the obligations. This agreement established an initial monthly fee of ARS 200,000 (plus VAT) until December 31, 2025, and ARS 250,000 (plus VAT) as of January 1, 2026, these values being adjustable every 2 years until the end of the term of the concession.

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

It should further be pointed out that such measure:

(i) it is not related to a breach by Arcos del Gourmet S.A.

(ii) there is any interruption of the commercial development or operation of the shopping mall, which continues to operate under normal conditions.

 Notwithstanding the foregoing, Arcos del Gourmet S.A. has filed the relevant administrative resources (appeal) and has also filed a judicial action requesting that the revocation of the Arcos Concession agreement be overruled. In the framework of this process, the National Government has already answered the transfer of the claim. Likewise, the administrative appeal has been withdrawn (legal imperative for having initiated legal action).

Currently the file was opened for testing and we are producing it. To date, the testimonial statements have been produced and the production of the calligraphic and accounting expert evidence remains.

At the same time, the National Government filed a lawsuit to launch Law No. 17,901 against Arcos del Gourmet S.A., which is currently being resolved on its connection with the annulment action initiated by the Company.

IRSA Propiedades Comerciales S.A.

In turn, and due to the possibility that the eviction of the Arcos District property would be resolved in a short time, a precautionary measure was filed in order to avoid the eviction until the annulment action is resolved. On June 28, 2019, the interim precautionary measure was granted, which is why the opening of the property has been suspended. The amount of ARS 60,500,000 was set as a real surety, which was fulfilled with the constitution of a surety policy. However, it should be noted that the resolution that granted the precautionary measure has been appealed. On March 3, 2020, the CNACAF (National Chamber of Appeals in Federal Administrative Dispute) decided that since the six-month period originally established by the Court of First Instance for the validity of the precautionary measure had expired, the treatment of appeals was devoid of purpose. Faced with this resolution, an appeal for reconsideration was presented in extremis and the First Instance Courts was simultaneously requested to order the extension of the precautionary measure. On October 23, 2020, the extension of the precautionary measure for six months was resolved, which was later appealed by Playas Ferroviarias de Buenos Aires S.A. and the AABE, pending resolution of the appeal filed by both. In view of the impending expiration of the six-month period set by the Judge of First Instance when granting the precautionary measure, on March 8, 2021, the Company requested that an extension of the validity of the measure. On May 6, 2021, the precautionary measure was extended. However, this measure was appealed by Playas Ferroviarias and AABE.

Likewise, it has also initiated a consignment lawsuit in which Arcos del Gourmet S.A. is depositing in due time and form the rental fees corresponding to the Contract for the Readjustment of the Use and Exploitation Concession that Arcos del Gourmet S.A. interprets has been improperly revoked. In this process, the claim was transferred, which was answered by Trenes Argentinos with exceptions. These exceptions were answered by us.

Emprendimiento Recoleta S.A.

As a result of a public auction, in February 1991, the City of Buenos Aires granted to Emprendimiento Recoleta S.A. (ERSA) a 20-year concession to use a plot of land in Centro Cultural Recoleta, which was set to expire in November 2013. In addition, pursuant to Resolution No. 1125/00 issued by the Secretariat of Economy and Finance of the Government of the City of Buenos Aires (Secretaría de Hacienda y Finanzas del GCBA) an extension was granted for “Edificio Esquina” or “Edificio Ballena” to be used as a Multipurpose Area (“Salones de usos múltiples”); and pursuant to Decree No. 867/10 dated November 25, 2010, a five-year extension was granted so the agreement was set to expire on November 18, 2018.

On April 12, 2018, ERSA was notified by the Federal National Criminal and Correctional Court No. 1, Secretariat No. 2 in the case entitled “Blaksley Enrique and others s / infraction art. 303 “of the judicial intervention for a period of six months, ordering the appointment of collecting and informants overseers and decreeing their general inhibition of assets. On July 20, 2018 and subsequently, on August 10, 2018, the Company received two new notifications from the same Court in which it was ordered: 1) to transfer to the Court’s account 7.36% of the income received by the company for any concept and 2) designate as representatives of the minority of 46.316% in all shareholders’ meetings, board meetings, the interveners. On January 8, 2019, the Federal National Criminal and Correctional Court No. 1 decreed the preventive seizure for the purpose of confiscation of 46.31% of all value obtained from the sale and / or liquidation of the assets of the Company after deduction of taxes and any other expense. Although these measures were appealed in a timely manner, all of them are in force as of the date of these Financial Statements.

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

	Current assets	Non-current assets	Current liabilities	Non-current liabilities	Net assets	% of ownership interest held by non-controlling interests	Book value of non-controlling interest	% of ownership interest held by controlling interests	Book amount
06.30.21	593	39,058	1,860	10,905	26,886	20%	5,377	80%	21,510
06.30.20	698	39,250	1,933	8,839	29,176	20%	5,835	80%	23,341

	Revenues	Comprehensive (loss)/ income for the year	Cash from operating activities	Cash from investing activities	Cash from financing activities	Net increase in cash and cash equivalents	Dividends paid to non-controlling interest
06.30.21	1,970	(2,289)	871	(238)	(685)	(52)	-
06.30.20	3,046	8,989	1,641	(362)	(1,791)	(512)	-

The non-controlling interests of the remaining subsidiaries summarize ARS 172 and ARS 308 as of June 30, 2021 and 2020, respectively. None of these subsidiaries has a non-controlling interest that individually is considered significant for the Group.

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

There are no contingent liabilities relating to the Group’s interest in joint ventures, and there are no contingent liabilities of the joint ventures themselves, other than those mentioned below.

TGLT S.A.

During the previous fiscal year, TGLT S.A. and the Company entered into a recapitalization agreement, based on which IRSA Propiedades Comerciales increased its investment in TGLT S.A. and as a consequence it began to be considered an associate company.

During the current fiscal year, TGLT S.A. has yielded significant losses and its business is being affected by different factors related to the context in which it operates. Therefore, the Company decided to re-evaluate the recoverability of this asset.

For this reason and considering that the events are public and have been openly disclosed to the market, it is considered that the market value of the shares is more suitable indicator to determine the value of this investment. This determination implied that an impairment was recognized in the net investment in TGLT S.A. of ARS 626 million in addition to the result from proportional valuation.

Quality Invest S.A.

On March 31, 2011, Quality Invest S.A. and Nobleza Piccardo S.A.I.C. y F., or “Nobleza Piccardo,” executed the title deed for the purchase of a plot of land of 159,996 square meters located in the District of San Martin, Province of Buenos Aires, currently intended for industrial purposes and suitable in terms of characteristics and scale for mixed-use developments. The price for the property was USD 33 million.

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

In addition, during July 2017, Quality Invest S.A. subscribed two addendums to the aforementioned Urban Development Agreement, which contemplate the following: 1) a new subdivision plan of the property will be presented within 120 days of the addendum signing and 2) the payment of the twelve installment in cash was replaced by the sum of ARS 71 million payables in 18 equal and consecutive monthly installments.

On October 16, 2018, Quality Invest S.A. signs the 3rd amendment to the Urban Agreement, which, in relation to the first clause of the second addendum, contemplates that the company must pay the Municipality as a balance for the execution of the Expansion and enhancement of the Rodríguez Peña Street, the amount of ARS 19,722,222.22 in capital and ARS 6,362,864.29 in concept of adjustment by application of the CPI until December 31, 2018, which will be paid for work progress certificates.

On December 27, 2018, Quality Invest S.A. subscribed a bailment agreement with the Municipality of San Martín, in relation to the strip to be transferred for the realization of the Metrobus, in front of Av. San Martín. Once Quality Invest S.A. subdivision plan has been registered, it will be transferred by public deed or similar document that strip for Metrobus to the Municipality of San Martín.

As of the date of these Financial Statements, the subdivision plan has been presented to the Secretary of Public Works and Services of the Municipality of San Martín, and the approval by the Municipality has been granted. On October 3, 2019, the Municipal Mayor of the General San Martín District, in use of his powers, approved the domain setting for use to be assigned presented by the firm Quality Invest S.A., through the signing of Decree 1587 / 19.

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

IRSA Propiedades Comerciales S.A.

As of the date of these Financial Statements, no news was registered due to the presentations at the Directorate of Catrasto and the Provincial Directorate of Hydraulics.

On July 20, 2020 we were notified of the granting of the Hydraulic Aptitude in pre-feasibility instance.

On August 5, 2021, they were signed between Quality Invest S.A. and the Municipality of San Martín the following documents:

• CLUB PERETZ CLUB AGREEMENT ACT CLOSING: It is agreed that within 48 hours of signing this document Quality Invest S.A. will pay the certificates owed for the work in question already completed, releasing both parties from any claim regarding the Minutes signed on January 20, 2015. The amount owed (already checked and agreed between the parties) is ARS 18,926,541 and the execution of the works are described, detailed and carried out.

• COMPLEMENTARY AGREEMENT WITH THE MUNICIPALITY OF SAN MARTIN: In this agreement the completion of the Rodriguez Peña expansion work and the relocation and start-up of the EDENOR substation are agreed, according to the plan and specifications drawn up by TIS (Technical and Service Infrastructure) which are part of its annexes. In return, the certifications owed will be paid as follows: The amount is for ARS 26,085,086: ARS 15,000,000.- are paid 48 hours after signing this document and the balance (without any adjustment clause) at the time of the provisional reception of the work, where the definitive reception and Delivery Certificate will be signed.

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

Given the potential dimension of the dispute, as it has been known to the public, we estimate that if Executive Order 2552/12 was found to be unconstitutional, such order shall have no legal effects either in Entertainment Holdings S.A. (EHSA) or in the acquisition by IRSA Propiedades Comerciales of an equity interest in EHSA. However, should the opposite happen, that is, a court order declaring the Executive Order 2699/91, this could have a real impact on acquired assets. In this scenario, the judicial decision may render the purchase of the Plot of Land by SRA null and void, and all acts executed by SRA in relation to the Plot of Land, including the right of use currently held by the entity where EHSA has an indirect equity interest, through vehicle entities, would also become null and void.

On June 1, 2015, a ruling was issued in case 4573/2012 SOCIEDAD RURAL ARGENTINA vs. NATIONAL STATE - EXECUTIVE POWER ON DECLARATORY ACTION, whereby the injunction staying the effects of Executive Order 2552/12 were lifted.

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

IRSA Propiedades Comerciales S.A.

On April 21, 2016 the National Government presented itself, requested the annotation of litis as a precautionary measure, opposed the exception of incompetence, raised the inadmissibility of the declaratory action of certainty, in subsidy, proceeded to answer the complaint. It also requested the suspension of the sentence until the criminal case is resolved and opposed, as a counterclaim, a motion declare the annulment of Decree 2699/91, as well as all those acts enacted in consequence of said decree.

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

On June 19, 2017, the transfer of the exception of incompetence raised by the National Government was substantiated, which was answered by La Rural S.A. in June 2017. On the same occasion, SRA accused expiry of that previous exception in the terms of article 310 CPCCN, which was resolved by order of July 14, 2017.

On that occasion it was resolved to sustain the expiration filed by Sociedad Rural Argentina regarding the incident of exception of incompetence filed by the National Government. Therefore, the process was settled in the Civil and Commercial Federal jurisdiction.

On August 28, 2017, the National Government notified the transfer of the request of certain sections of the SRA’s submission that answered the counterclaim and was transferred to the third party of the prescription exception opposed by the SRA at the time of answer the counterclaim. Both substations were answered by SRA and La Rural S.A. on September 4, 2017.

On October 5, 2017, the Federal Oral Criminal Court No. 2 requested the referral of the proceedings in the context of the case: “Menem, Carlos Saúl and other s / inf. Art. 261, first paragraph of the CP “. For presentations of December 2017 and March 2018, SRA requested the Oral Court to return the proceedings in order to continue with the process. As of the date of these Financial Statements, the proceedings have not been returned and are in the possession of the Oral Criminal Court No. 2.

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

IRSA Propiedades Comerciales S.A.

Set out below is the summarized financial information for the joint ventures considered to be material to the Group:

Quality Invest S.A.

	Current assets	Non-current assets	Current liabilities	Non-current liabilities	Net assets	% of ownership interest held by controlling interests	Interest in joint venture	Goodwill and others	Book amount
06.30.21	5	8,842	100	2,987	5,760	50%	2,880	47	2,927
06.30.20	7	8,298	131	1,956	6,218	50%	3,109	47	3,156

	Revenues	(Loss)/ profit for the year	Cash from operating activities	Cash from investing activities	Cash from financing activities	Net increase (decrease) in cash and cash equivalents
06.30.21	45	(518)	(59)	(4)	63	-
06.30.20	27	555	(134)	-	134	-

TGLT S.A.

	Current assets	Non-current assets	Current liabilities	Non-current liabilities	Net assets	% of ownership interest held by controlling interests	Interest in joint venture	Goodwill and others	Book amount
06.30.21	5,159	11,810	4,950	7,705	4,314	27.82%	1,200	(263)	937
06.30.20	6,908	15,853	5,883	7,858	9,020	30.20%	2,724	369	3,093

	Revenues	Loss for the year	Cash from operating activities	Cash from investing activities	Cash from financing activities	Net increase decrease in cash and cash equivalents
06.30.21	2,559	(1,924)	113	66	(455)	(276)
06.30.20	2,945	(576)	779	(610)	(880)	(711)

Below is shown a detail of the investment and values of shares held by de Group in associates and joint ventures as of June 30, 2021 and 2020, as well as the Group’s participation in the comprehensive results of these companies as of June 30, 2021, 2020 and 2019:

	% of ownership interest held by non-controlling interests			Value of Group’s interest in equity		Group’s interest in comprehensive income
Name of the entity	06.30.21	06.30.20	06.30.19	06.30.21	06.30.20	06.30.21	06.30.20	06.30.19
Joint Ventures
Quality Invest S.A.	50.00%	50.00%	50.00%	2,927	3,156	(259)	276	(877)
Nuevo Puerto Santa Fe S.A.	50.00%	50.00%	50.00%	269	395	(126)	(14)	(222)
La Rural S.A.(2)	50.00%	50.00%	50.00%	169	305	(134)	153	216
Associates
TGLT S.A.(4)(6)(7)	27.82%	30.20%	-	937	3,093	(1,531)	(174)	-
Tarshop S.A.	-	-	-	-	-	-	-	4
Others associates (3)				-	15	-	(7)	11
Total interests in associates and joint ventures				4,302	6,964	(2,050)	234	(868)

IRSA Propiedades Comerciales S.A.

	Place of business /			Last Financial Information issued
Name of the entity	Country of incorporation	Main activity	Common shares	Share capital (nominal value)	Loss for the year	Equity
Joint Ventures
Quality Invest S.A. (2)	Argentina	Real estate	225,146,012	450	(518)	5,760
Nuevo Puerto Santa Fe S.A. (1)(2)	Argentina	Real estate	484,727,737	28	(251)	507
La Rural S.A. (2)	Argentina	Event organization and others	714,498	1	(249)	242
Associates
TGLT S.A. (4)(5)(7)	Argentina	Real estate	257,320,997	915	(4,625)	4,311

(1)	Nominal value per share ARS 100.
(2)	Corresponds to (loss)/ profit for the fiscal year ended on June 30, 2021 and 2020.
(3)	Represents other individually non-significant associates.
(4)	See Note 4 in these Financial Statements.
(5)	Corresponds to loss for the period of twelve-month ended on June 30, 2021.
(6)	Includes ($ 24) included in other comprehensive income. For the purposes of the valuation of the investment in the Company, the financial information prepared by TGLT S.A. has been considered.
(7)

On March 31, 2021, IRSA Propiedades Comerciales S.A. transferred to PointArgentum MasterFund LP, 1,478,788 ADS from TGLT S.A. (equivalent to 22,181,818 ordinary shares) in accordance with the provisions of the share subscription carried out in August 2019. As a consequence of this transaction, IRSA CP’s participation in TGLT S.A. it went from 30.20% to 27.82%

Changes in the Group’s investments in associates and joint ventures for the years ended June 30, 2021 and 2020 were as follows:

	06.30.21	06.30.20
Beginning of the year	6,964	3,450
(Loss)/ profit sharing, net	(2,026)	267
Dividends	-	(58)
Other comprehensive loss	(24)	(33)
Impairment of associates and joint ventures (iii)	(626)	-
Reclassification to financial instruments (ii)	(15)	-
Acquisition of interest in associates (i)	-	3,267
Irrevocable contributions (Note 30)	29	71
End of the year	4,302	6,964

(i)	See Note 4.
(ii)	Corresponds to the reclassification of the investment in Avenida Inc. due to a decrease in shareholding below 5%
(iii)	Corresponds to investment in TGLT S.A. (See Note 7).

IRSA Propiedades Comerciales S.A.

9. Investment properties

The Group’s investment properties are measured at fair value. The following table shows the Group’s hierarchy of fair values per investment property category and the changes in the investment property’s balances for the fiscal years ended June 30, 2021 and 2020:

	Shopping Malls	Office and Other rental properties	Undeveloped parcels of land	Properties under development	Others (*)	Total

Fair value hierarchy	3	2	2	2	3
Fair value as of 06.30.19	73,259	41,849	12,262	1,815	317	129,502
Additions (iii)	748	11,656	3	1,100	2	13,509
Disposals (ii)	-	(1,750)	(584)	(274)	-	(2,608)
Transfers (iv)	65	992	-	(192)	-	865
Capitalization of financial costs (Note 28)	-	-	-	1	-	1
Capitalized lease costs	24	6	-	-	-	30
Amortization of capitalized lease costs (i)	(13)	(9)	-	-	-	(22)
Decrease due to loss of control	-	-	(2,544)	-	-	(2,544)
Net gain from fair value adjustment on investment properties	(3,534)	34,766	6,287	427	(206)	37,740
Fair value as of 06.30.20	70,549	87,510	15,424	2,877	113	176,473
Additions (iii)	500	17	69	395	-	981
Disposals (ii)	-	(18,072)	-	-	-	(18,072)
Transfers (iv)	-	(580)	-	-	-	(580)
Capitalized lease costs	8	13	-	-	-	21
Amortization of capitalized lease costs (i)	(6)	(7)	-	-	-	(13)
Net gain from fair value adjustment on investment properties	(20,236)	538	5,672	49	31	(13,946)
Fair value as of 06.30.21	50,815	69,419	21,165	3,321	144	144,864

(i)

As of June 30, 2021, and 2020 depreciation charges were included in “Costs” in the amount of ARS 13 and ARS 22, respectively, in the Consolidated Statements of Income and Other Comprehensive Income (Note 26).

(ii)	Cancellation due to the sale of the Torre Boston and Bouchard buildings (See Note 4).
(iii)	Includes addition for the acquisition of the “200 Della Paolera” building according to the degree of progress of the work. See Note 4 to the Consolidated Financial Statements as of June 30, 2020.
(iv)

As of June 30, 2021, it includes the registration by transfer of the 24th floor of the Intercontinental Building from Property, plant and equipment and the cancellation by transfer of 77% of the area of the 8th floor of “200 Della Paolera” to Property, plant and equipment. As of June 30, 2020, it includes the discharge by transfer of floors 22 and 23 of the Intercontinental Building from Property, plant and equipment.

Valuation processes

The Group’s investment properties were valued at each reporting date by independent professionally qualified appraisers with recognized professional qualification and have experience in the locations and segments of the investment properties appraised. For all investment properties, their current use equates to the highest and best use.

The Group’s finance department includes a team that reviews the appraisals performed by the independent appraisers for financial reporting purposes (the “review team”). At each financial year end, the review team: (i) verifies all major and important assumptions relevant to the appraisal in the valuation report from the independent appraiser; (ii) assesses property valuation movements compared to the valuation report; and (iii) holds discussions with the independent appraiser.

Changes in Level 2 and 3 fair values, if any, are analyzed at each reporting date during the appraisal discussions between the review team and the independent appraiser. The Board of Directors ultimately approves the fair value calculations for recording into the Financial Statements.

During the annual investment property valuation process, the following circumstances were identified, among other aspects: i) entry into force of the modifications in the urban planning code of the Autonomous City of Buenos Aires (CABA) with the new urban code law sanctioned in November 2020 and which entered into force in February 2021 modifying approximately one third of the current code, ii) new construction potential, iii) consolidation of new paradigms of the sector imposed by the pandemic, the general economic situation and the situation of the real estate sector that make technical, legal or economically viable buildable potentials or surpluses for alternative uses of the entire portfolio of properties.

In this sense, the shopping malls were the most affected by the aforementioned circumstances, taking into account the size of their plots and their unique and strategic locations, considering an alternative potential realization market.

IRSA Propiedades Comerciales S.A.

The impact of the pandemic and the long-term closure of shopping malls led to a reconsideration of the possibility of mixed uses in the buildable potentials of such shopping malls, seeking a new centrality and enhancing the attractiveness in replacement of anchor stores.

On the other hand, the analysis of opening towards its surroundings and the generation of open spaces produced a new distribution of the value of the existing square meters, producing a change of focus on how to maximize said surplus square meters.

This led to reevaluate the analysis of the value of surplus square meters that were potentially marketable, (being that historically they were the most profitable), to reconvert them to other complementary uses. The buildable potentials analyzed have unique, irreplaceable locations, with high potentials, feasible realization and very attractive from an economic point of view. As a data, the value of construction during 2020 improved the relationship of the construction cost and its future sale speculation of square meters.

The buildable potentials identified in this fiscal year are related to the following shopping malls and are valued in accordance with the methodology established for the rest of the Level 2 properties:

1.	Patio Bullrich, CABA
2.	Alto Palermo, CABA
3.	Córdoba Shopping, Córdoba
4.	Alto Rosario, Rosario, Santa Fe.

Valuation techniques used for the estimation of fair value of the investment property:

The Group has defined valuation techniques according to the characteristics of each property and the type of market in which these assets are located, to maximize the use of observable information available for the determination of fair value.

For the Shopping Malls there is no liquid market for the sale of properties with these characteristics that can be taken as a reference of value. Likewise, the Shopping Malls, a business whose revenue is denominated in Argentine Pesos, are highly related to the evolution of macroeconomic variables in Argentina, the purchasing power of individuals, the economic cycle of GDP growth, the fluctuations of inflation, among others. Consequently, the methodology adopted by the Group for the valuation of Shopping Malls is the discounted cash flow model (“DCF”), which allows the volatility of the Argentine economy to be taken into account and its correlation with the revenue streams of the Malls and the inherent risk of the Argentine macroeconomy. The DCF methodology contemplates the use of certain unobservable valuation assumptions, which are determined reliably based on the information and internal sources available at the date of each measurement. These assumptions mainly include the following:

•	Future projected income flow based on the current locations, type and quality of the properties, supported by the rental contracts that the Company has signed with its tenants. Because the Company’s income arises from the higher value between a Base Rent (“VMA”) and a percentage of the sales of the tenants in each Shopping Mall, estimates of the evolution of GDP and Inflation of the Argentine economy provided by external consultants to estimate the evolution of tenant sales, which present a high correlation with these macroeconomic variables. Said macroeconomic projections were contrasted with the projections prepared by the International Monetary Fund (“IMF”), the Organization for Economic Cooperation and Development (“OECD”) and with the Market Expectations Survey (“REM”), which consists of a survey prepared by the Central Bank of the Argentine Republic (“BCRA”) aimed at local and foreign specialized analysts in order to allow a systematic monitoring of the main macroeconomic forecasts in the short and medium term on the evolution of the Argentine economy.
•	The income from all Shopping Malls was considered to grow with the same elasticity in relation to the evolution of the GDP and the projected Inflation. The specific characteristics and risks of each Shopping Mall are collected through the use of the historical average Ebitda Margin of each of them.
•	Cash flows from future investments, expansions, expansions or improvements in Shopping Mall were not contemplated.
•	Terminal value: a perpetuity calculated from the cash flow of the last year of useful life was considered.
•	The cash flow for concessions was projected until the termination date of the concession stipulated in the current contract.

IRSA Propiedades Comerciales S.A.

•	Given the prevailing inflationary context and the volatility of certain macroeconomic variables, a reference long term interest rate in Argentine Pesos is not available to discount the projected cash flows from shopping malls. Consequently, the projected cash flows were dollarized through the future ARS / USD exchange rate curve provided by an external consultant, which are contrasted to assess their reasonableness with those of the IMF, OECD, REM and the On-shore Exchange Rate Futures Market (“ROFEX”). Finally, dollarized cash flows were discounted with a long-term dollar rate, the weighted average capital cost rate (“WACC”) for each valuation date.
•	The estimation of the WACC discount rate was determined according to the following components:

a)	United States Treasury risk-free rate;
b)	Industry beta, considering comparable companies from the US, Brazil, Chile and Mexico, in order to contemplate the Market Risk on the risk-free rate;
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

For offices and other rental properties, land reserves, and buildable potentials the valuation was determined using transactions of comparable market, since the market for offices and land reserves in Argentina is liquid and has market transactions that can be taken as a reference. These fair values are adjusted to the differences in key attributes such as location, property size and quality of interior. The most significant input to this comparable market approach is the price per square meter that derives from the supply and demand in force in the market at each valuation date.

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

From the previous year, it is observed that the sale and purchase transactions of office buildings can be settled in Argentine Pesos (using an implicit exchange rate higher than the official one) or in dollars. Consequently, the most likely scenario is that any sale of office buildings / undeveloped parcels of land will be settled in Argentine Pesos at an implicit exchange rate higher than the official one, which is reflected in the operations carried out by the Group before and after the closing of these Financial Statements. (See Note 4 and Note 36 to these Financial Statements). Therefore, the Group has valued its office buildings and undeveloped parcels and buildable potentials in Argentine Pesos at the end of the year considering the situation described above, considering an implicit exchange rate higher than the official one. It can sometimes be difficult to reliably determine the fair value of the property under development. In order to assess whether the fair value of the property under development can be determined reliably, management considers the following factors, among others:

•	The provisions of the construction contract.
•	The stage of completion.
•	Whether the project/property is standard (typical for the market) or non-standard.
•	The level of reliability of cash inflows after completion.
•	The development risk specific to the property.
•	Past experience with similar constructions.
•	Status of construction permits.

There were no changes to the valuation techniques during the year.

IRSA Propiedades Comerciales S.A.

The following table presents information regarding the fair value measurements of investment properties using significant unobservable inputs (Level 3):

June 30, 2021

Property type	Valuation technique	Discount rate	Growth rate
Shopping Malls	Discounted cash flow	13.53%	2.4%

For the next 5 years the Group considered an average exchange rate ARS/USD with increasing trend that begins at ARS 116.94 for to the year ended June 30, 2022, arriving at ARS 376.56 in 2027. In the long term, the model assumes a nominal depreciation rate of the Argentine peso of 27.5%, estimated based on the projected inflation rates of Argentina and US. The inflation considered shows a decreasing trend, beginning at 44.1% and leveling off at around 30.0% in 5 years.

June 30, 2020

Property type	Valuation technique	Discount rate	Growth rate
Shopping Malls	Discounted cash flow	12.18%	2.3%

For the next 5 years the Group considered an average exchange rate ARS/USD with increasing trend that begins at ARS 86.21 for to the year ended June 30, 2021, arriving at ARS 243.89 in 2026. In the long term, the model assumes a nominal depreciation rate of the Argentine peso of 21.1%, estimated based on the projected inflation rates of Argentina and US. The inflation considered shows a decreasing trend, beginning at 47.9% and leveling off at around 23,2% in 5 years.

June 30, 2019

Property type	Valuation technique	Discount rate	Growth rate
Shopping Malls	Discounted cash flow	12.10%	3.0%

For the next 5 years the Group considered an average exchange rate ARS/USD with increasing trend that begins at ARS 48.47 for to the year ended June 30, 2020, arriving at ARS 72.16 in 2025. In the long term, the model assumes a nominal depreciation rate of the Argentine peso of 5.7%, estimated based on the projected inflation rates of Argentina and US. The inflation considered shows a decreasing trend, beginning at 44.5% and leveling off at around 8% in 5 years.

Sensitivity of unobservable assumptions - Shopping malls (in millions of Argentine peso):

	Discount rate + 1%	Discount rate -1%	Growth rate + 1%	Growth rate - 1%	Inflation + 10% (1)	Inflation - 10% (2)	Devaluation rate + 10% (3)	Devaluation rate - 10% (4)
2021	(3,840)	4,589	1,759	(1,472)	8,171	(6,740)	(4,357)	5,325
2020	(6,387)	7,821	3,045	(2,486)	13,296	(10,938)	(6,181)	7,555
2019	(4,906)	6,118	2,307	(1,850)	4,296	(3,932)	(4,559)	5,571

(1)	assume a 10% higher inflation rate for each period vis-a-vis projected rates.
(2)	assume a 10% lower inflation rate for each period vis-a-vis projected rates.
(3)	assume a 10% higher exchange rate for each period vis-a-vis projected rates.
(4)	assume a 10% lower exchange rate for each period vis-a-vis projected rates.

IRSA Propiedades Comerciales S.A.

The following amounts have been recognized in the Consolidated Statements of  Income and Other Comprehensive Income:

	06.30.21	06.30.20	06.30.19
Revenues from rental and services (Note 25)	8,014	12,398	16,225
Expenses and collective promotion fund (Note 25)	2,911	4,672	5,572
Rental and services costs (Note 26)	4,349	5,971	7,249
Net unrealized (loss)/ gain from fair value adjustment on investment properties	(12,405)	36,740	(55,520)
Net realized gain from fair value adjustment on investment properties (i)(ii)	10,802	1,703	-

(i)

As of June 30, 2021, includes ARS 5,434 for the sale the Torre Boston and ARS 5,368 for the sale of Bouchard 710. As of June 30 ,2020 includes ARS 5 and ARS 541 for the monetary and non-monetary benefit, respectively, corresponding to the barter transaction related to Caballito Ferro land, ARS 861 for the sale of floors 10th and 11th of the office building “200 Della Paolera”, and ARS 296 for the deconsolidation of La Maltería S.A..

(ii)

As of June 30, 2021, ARS (1,541) corresponds to the result for changes in the fair value realized for the year ((ARS 1,071) from the sale of Torre Boston and (ARS 470) from the sale of Bouchard 710) and ARS 12,343 from the result of changes in the fair value made in previous years (ARS 6,506 from the Boston Tower sale and ARS 5,837 from the Bouchard 710). As of June 30, 2020, ARS 1,000 corresponds to net realized gain from fair value on investment properties for the year (ARS 139 from the sale of the Caballito Ferro land and ARS 861 from the sale of the “200 Della Paolera” building) and ARS 703 net realized gain from fair value on investment properties in previous years (ARS 407 attributable to the Caballito Ferro land and ARS 296 to the deconsolidation of La Maltería S.A.).

Certain of the Group’s investment properties have been mortgaged or otherwise restricted to secure some of the Group’s borrowings and other liabilities. The net book value of those properties as of June 30, 2021 and 2020 is as follows:

	06.30.21	06.30.20
Córdoba Shopping (i)	1,727	1,902
Total	1,727	1,902

(i)

A portion of the Córdoba Shopping mall property is encumbered with an antichresis right as collateral for an advance rent received from NAI International II Inc. amounting to ARS 171 million and ARS 170 million, as of June 30, 2021 and 2020, respectively, (included in “Trade and other payables” in the statements of financial position).

10. Property, plant and equipment

Changes in the Group’s property, plant and equipment for the years ended June 30, 2021 and 2020 are as follows:

	Other buildings and facilities	Furniture and fixtures	Machinery and equipment	Vehicles	Others	Total
As of June 30, 2019
Costs	701	411	2,184	29	1	3,326
Accumulated depreciation	(371)	(273)	(1,942)	(28)	-	(2,614)
Net book amount as of 06.30.19	330	138	242	1	1	712
Additions	138	27	73	-	-	238
Disposals	-	(3)	(7)	-	-	(10)
Transfers	(253)	-	(21)	-	-	(274)
Depreciation charges (i)	(23)	(23)	(90)	(1)	-	(137)
Revaluation results	-	-	(1)	-	-	(1)
As of June 30, 2020	192	139	196	-	1	528
Costs	586	435	2,228	29	1	3,279
Accumulated depreciation	(394)	(296)	(2,032)	(29)	-	(2,751)
Net book amount as of 06.30.20	192	139	196	-	1	528
Additions	83	32	61	-	-	176
Disposals	-	-	(7)	-	-	(7)
Transfers	819	-	-	-	-	819
Depreciation charges (i)	(34)	(24)	(85)	-	-	(143)
As of June 30, 2021	1,060	147	165	-	1	1,373
Costs	1,488	467	2,282	29	1	4,267
Accumulated depreciation	(428)	(320)	(2,117)	(29)	-	(2,894)
Net book amount as of 06.30.21	1,060	147	165	-	1	1,373

(i)

As of June 30, 2021, the depreciation charge has been allocated within the lines “Costs” for ARS 105, in “General and administrative expenses” for ARS 34 and in “Selling expenses” for ARS 4. As of June 30, 2020, the depreciation charge has been allocated within the lines “Costs” for ARS 113 and in “General and administrative expenses” for ARS 24. In the statements of income and other comprehensive income (Note 26).

As of June 30, 2021 and 2020, there are no properties under development included in these items, there were no capitalization of financial costs annual no items of property plant and equipment have assets been mortgaged to guarantee group loans.

IRSA Propiedades Comerciales S.A.

11. Trading properties

Changes in trading properties for the years ended June 30, 2021 and 2020 are as follows:

	Completed properties	Undeveloped sites	Total
As of June 30, 2019	4	265	269
Additions (iii)	-	23	23
Disposals (i)(ii)	-	(28)	(28)
Transfers	20	-	20
As of June 30, 2020	24	260	284
Additions	-	7	7
Disposals (i)(ii)	(12)	(42)	(54)
As of June 30, 2021	12	225	237

Description	06.30.21	06.30.20	Date of acquisition
Undeveloped sites:
Air space Coto	59	52	Sep-97
Plot of land Córdoba	47	88	May-15
Residencial Project Neuquén	120	121	May-06
Total undeveloped sites	226	261

Completed properties:
Condominios II	-	3	Nov-13
Beruti Parking	11	20	Feb-20
Total completed properties	11	23
Total trading properties	237	284
Non-current	233	274
Current	4	10
Total	237	284

(i)

As of June 30, 2021, and 2020 the sales properties costs were charged to “Costs” in the Consolidated Statements of Income and Other Comprehensive Income. (Note 26), with the exception of the ARS 42 that suppose a reclassification to trade and other receivables as recovery.

(ii)

As of June 30, 2021 corresponds to the sale of two departments at Astor Berutti and as of June 30, 2020 corresponds to the barter transaction of “Tower 1” over the air-space associated with Coto Supermarket (See Note 4 of the Consolidated Financial Statements on June 30, 2020).

(iii)	Corresponds to the addition of Cordoba lands.

IRSA Propiedades Comerciales S.A.

During the fiscal years ended June 30, 2021 and 2020 no financial cost activations were carried out.

None of the Group’s trading properties have been mortgaged or otherwise restricted to secure Group’s borrowings and other payables.

12. Intangible assets

Changes in the Group’s intangible assets for the fiscal years ended June 30, 2021 and 2020 are as follows:

	Goodwill	Software	Right to receive units (Barters) (ii)	Others	Total
As of June 30, 2019
Costs	136	631	194	504	1,465
Accumulated depreciation	-	(215)	-	(378)	(593)
Net book amount as of 06.30.19	136	416	194	126	872
Additions	-	29	949	-	978
Disposals	-	(7)	-	-	(7)
Transfers	-	-	(96)	-	(96)
Amortization charge (i)	-	(212)	-	(7)	(219)
As of June 30, 2020	136	226	1,047	119	1,528
Costs	136	653	1,047	504	2,340
Accumulated depreciation	-	(427)	-	(385)	(812)
Net book amount as of 06.30.20	136	226	1,047	119	1,528
Additions	-	46	-	-	46
Amortization charge (i)	-	(93)	(7)	-	(100)
As of June 30, 2021	136	179	1,040	119	1,474
Costs	136	699	1,047	504	2,386
Accumulated depreciation	-	(520)	(7)	(385)	(912)
Net book amount as of 06.30.21	136	179	1,040	119	1,474

(i)

As of June 30, 2021, depreciation charges were charged to “Costs” in the amount of ARS 21, and to “General and administrative expenses” in the amount of ARS 79. As of June 30, 2020 depreciation charges were charged to “Costs” in the amount of ARS 98, to “General and administrative expenses” in the amount of ARS 120 and to “Selling expenses” in the amount of ARS 1, in the Consolidated Statements of Income and Other Comprehensive Income (Note 26).

(ii)	Corresponds to in kind receivables representing the right to receive residential apartments in the future under barter transactions.

IRSA Propiedades Comerciales S.A.

13. Rights of use assets

 The composition of the Group’s rights of use assets as of June 30, 2021 and 2020 is as follows:

	06.30.21	06.30.20
Convention center	203	220
Stadium DirecTV Arena	586	616
Machinery and equipment	10	19
Shopping malls	11	11
Total rights of use assets	810	866
Non-current	810	866
Total	810	866

The charges to income related to rights of use assets were the following:

	06.30.21	06.30.20
Convention center	(18)	(18)
Stadium DirecTV Arena	(29)	(28)
Machinery and equipment	(40)	(13)
Shopping malls	(1)	(1)
Total amortizations and depreciation (i)	(88)	(60)

(i)

As of June 30, 2021, and 2020 depreciation charges were charged to “Costs” in the amount of ARS 64 and ARS 52 respectively, and to “General and administrative expenses” in the amount of ARS 23 and ARS 8 respectively and “Selling expenses” of ARS 1 on June 30, 2021 (Note 26).

Changes in rights of use assets for the year ended June 30, 2021 and 2020 are as follows:

	06.30.21	06.30.20
Beginning of the year	866	-
Additions (ii)	32	688
Transfers	-	238
Depreciation charge	(88)	(60)
End of the year	810	866

(ii)	See Note 2.2

Other charges to income related to rights of use were as follows:

	06.30.21	06.30.20
Interest expense of lease liabilities	(97)	(81)
Results from short-term leases	(58)	(81)

The average discount rate and the term of the recognized lease liability as of June 30, 2021 are reported below:

Discount rate	Maturity
10.61%	12/1/2033
10.61%	12/1/2041

14. Financial instruments by category

The note shows the financial assets and financial liabilities by category and a reconciliation to the corresponding line in the Consolidated Statements of Financial Position, as appropriate. Financial assets and liabilities measured at fair value are assigned based on their different levels in the fair value hierarchy.

IRSA Propiedades Comerciales S.A.

Financial assets and financial liabilities as of June 30, 2021 were as follows:

	Financial assets at amortized cost (i)	Financial assets at fair value through profit or loss	Subtotal financial assets	Non-financial assets	Total
June 30, 2021		Level 1
Assets as per Statements of Financial Position
Trade and other receivables (excluding allowance for doubtful accounts) (Note 15)	12,878	-	12,878	2,749	15,627
Investments in financial assets:
- Public companies’ securities	-	326	326	-	326
- Mutual funds	10	20	30	-	30
- Bonds	-	7,759	7,759	-	7,759
Cash and cash equivalents:
- Cash at banks and on hand	500	-	500	-	500
- Short- term investments	-	293	293	-	293
Total	13,388	8,398	21,786	2,749	24,535

	Financial liabilities at amortized cost (i)	Financial liabilities at fair value through profit or loss	Subtotal financial liabilities	Non-financial liabilities	Total
		Level 2
Liabilities as per Statements of Financial Position
Trade and other payables (Note 18)	1,866	-	1,866	3,431	5,297
Derivative financial instruments
- Swaps of interest rate (ii)	-	58	58	-	58
Borrowings (Note 19)	42,922	-	42,922	-	42,922
Total	44,788	58	44,846	3,431	48,277

Financial assets and financial liabilities as of June 30, 2020 were as follows:

	Financial assets at amortized cost (i)	Financial assets at fair value through profit or loss		Subtotal financial assets	Non-financial assets	Total
June 30, 2020		Level 1	Level 2
Assets as per Statements of Financial Position
Trade and other receivables (excluding allowance for doubtful accounts) (Note 15)	12,090	-	-	12,090	2,317	14,407
Investments in financial assets:
- Public companies’ securities	-	316	-	316	-	316
- Mutual funds	-	93	1,216	1,309	-	1,309
- Bonds	-	7,790	-	7,790	-	7,790
Derivative financial instruments
- Foreign-currency future contracts	-	-	10	10	-	10
Cash and cash equivalents:
- Cash at banks and on hand	4,180	-	-	4,180	-	4,180
- Short- term investments	96	2,673	-	2,769	-	2,769
Total	16,366	10,872	1,226	28,464	2,317	30,781

	Financial liabilities at amortized cost (i)	Financial liabilities at fair value through profit or loss	Subtotal financial liabilities	Non-financial liabilities	Total
		Level 2
Liabilities as per Statements of Financial Position
Trade and other payables (Note 18)	1,809	-	1,809	5,400	7,209
Derivative financial instruments
- Foreign-currency future contracts	-	32	32	-	32
- Swaps of interest rate (ii)	-	143	143	-	143
Borrowings (Note 19)	58,697	-	58,697	-	58,697
Total	60,506	175	60,681	5,400	66,081

(i)	The fair value of financial assets and liabilities at their amortized cost does not differ significantly from their book value.
(ii)

The maturity date is February 16, 2023 and it is associated with the loan obtained through its subsidiary, Panamerican Mall S.A, with the purpose of paying for the work that is being carried out at the Polo Dot (Note 19).

IRSA Propiedades Comerciales S.A.

The following are details of the book value of financial instruments recognized, which were offset in the statements of financial position:

	06.30.21			06.30.20
	Gross amounts recognized	Gross amounts offset	Net amount presented	Gross amounts recognized	Gross amounts offset	Net amount presented
Financial assets
Trade and other receivables (excluding the allowance for doubtful accounts and other receivables)	13,769	(891)	12,878	12,747	(657)	12,090
Financial liabilities
Trade and other payables	(2,757)	891	(1,866)	(2,466)	657	(1,809)

Results of derivative financial instruments are included in “Financial results, net” (Note 28) and “Other operating results, net” (Note 27) in the Consolidated Statements of  Income and Other Comprehensive Income and can be assigned to the following categories:

	Financial assets / (liabilities) at amortized cost	Financial assets / (liabilities) at fair value through profit or loss	Total
June 30, 2021
Interest income	790	-	790
Interest expense	(4,850)	-	(4,850)
Interest expense of lease liabilities	(97)	-	(97)
Foreign exchange, net	3,451	-	3,451
Other finance costs	(523)	-	(523)
Loss from repurchase of non-convertible notes	(61)	-	(61)
Fair value gains of financial assets through profit or loss	-	4,467	4,467
Interest generated by operating credits	99	-	99
Loss from derivative financial instruments	-	(416)	(416)
Net loss/ (income)	(1,191)	4,051	2,860

	Financial assets / (liabilities) at amortized cost	Financial assets / (liabilities) at fair value through profit or loss	Total
June 30, 2020
Interest income	1,155	-	1,155
Interest expense	(4,832)	-	(4,832)
Interest expense of lease liabilities	(81)	-	(81)
Foreign exchange, net	(7,011)	-	(7,011)
Other finance costs	(334)	-	(334)
Gain from repurchase of non-convertible notes	139	-	139
Fair value gains of financial assets through profit or loss	-	186	186
Interest generated by operating credits	244	-	244
Loss from derivative financial instruments	-	(266)	(266)
Net loss	(10,720)	(80)	(10,800)

	Financial assets / (liabilities) at amortized cost	Financial assets / (liabilities) at fair value through profit or loss	Total
June 30, 2019
Interest income	177	-	177
Interest expense	(4,398)	-	(4,398)
Foreign exchange, net	127	-	127
Other finance costs	(396)	-	(396)
Gain from repurchase of non-convertible notes	10	-	10
Fair value gains of financial assets through profit or loss	-	1,554	1,554
Interest generated by operating credits	354	-	354
Gain from derivative financial instruments	-	836	836
Net loss/ (income)	(4,126)	2,390	(1,736)

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

IRSA Propiedades Comerciales S.A.

In the case of Level 1, valuation is based on quoted prices in active markets for identical financial assets or liabilities that the Group can refer to at the date of the statements of financial position. A market is deemed active if transactions take place with sufficient frequency and in sufficient quantity for price information to be available on an ongoing basis. Since a quoted price in an active market is the most reliable indicator of fair value, this should always be used if available.

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

When no quoted prices in an active market are available, fair values are based on recognized valuation methods. The Group uses a range of valuation models for the measurement of Level 2 and Level 3 instruments, details of which may be obtained from the following table:

Description	Pricing model	Parameters	Fair value hierarchy
Foreign-currency contracts	Present value method -	Underlying asset price (Money market curve); Interest curve	Level 2
	Theoretical price	Foreign exchange curve

Swaps of interest rate	Discounted cash flow	Interest rate futures	Level 2

Investments in financial assets	NAV - Theoretical price	Value is determined based on the company’s shares in equity funds based on its Financial Statements, which are based on fair value, or evaluations of its investment.	Level 1

15. Trade and other receivables

The following table shows the amounts of Trade and other receivables as of June 30, 2021 and 2020:

	06.30.21	06.30.20
Lease and services receivables	1,630	1,751
Post-dated checks	567	452
Averaging of scheduled rent escalation	1,215	987
Debtors under legal proceedings	550	604
Property sales receivables	187	24
Consumer financing receivables	16	25
Less: allowance for doubtful accounts	(839)	(929)
Total trade receivables	3,326	2,914
Loans	1,433	1,587
Advance payments	633	765
Others (*)	293	334
Prepayments	418	332
Other tax receivables	316	234
Expenses to be recovered	37	62
Guarantee deposit	10	-
Total other receivables	3,140	3,314
Related parties (Note 30)	8,322	7,250
Total trade and other receivables	14,788	13,478
Non-current	1,223	7,651
Current	13,565	5,827
Total	14,788	13,478

(*)  Includes ARS 258 and ARS 273 as of June 30, 2021 and 2020, respectively, of agreement for assumption of debt with the State Assets Administration Office, or AABE in Spanish. (Note 19)

IRSA Propiedades Comerciales S.A.

As of June 30, 2021 and 2020, all non-current receivables are due within 4 years, from the end of the fiscal year.

The fair values of trade and other receivables approximate their respective carrying amounts because, due to their short-term nature. The Fair values of non-current trade and other receivables approximate their respective carrying amounts, as the impact of discounting is not considered significant.

Trade receivables are generally presented in the Statements of Financial Position net of allowances for doubtful accounts. Impairment policies and procedures by type of receivables are discussed in detail in Note 2.15.

Movements on the Group’s allowance for doubtful accounts and other receivables are as follows:

	06.30.21	06.30.20
Beginning of the year	929	574
Additions	418	487
Unused amounts reversed	(224)	(30)
Used during the year	-	(4)
Inflation adjustment	(284)	(98)
End of the year	839	929

The allowance for doubtful accounts’ additions and unused amounts reversed have been included in “Selling expenses” in the Consolidated Statements of  Income and Other Comprehensive Income (Note 26). Amounts charged to the allowance account are generally written off, when no recovery is expected.

The Group’s trade receivables comprise: shopping mall leases and related services, office leases and related services, consumer financing; and sale of properties. The maximum exposure to credit risk at the reporting date is the carrying value of each class of receivables (Note 5).

The Group also has receivables from related parties. Neither of which are due nor impaired.

Due to the distinct characteristics of each type of receivable, an aging analysis of past due unimpaired and impaired receivables are shown by type and class as of June 30, 2021 and 2020 (includes not past due receivables to reconcile with the amounts in the statements of financial position):

Type of receivables	Up to 3 months	3 to 6 months	Over 6 months	Non-past due	Impaired	Total
Shopping mall lease and services receivables	332	244	558	1,965	823	3,922
Office leases and services receivables	2	-	-	38	-	40
Consumer financing receivables	-	-	-	-	16	16
Property sales receivables	-	-	-	187	-	187
Total as of June 30, 2021	334	244	558	2,190	839	4,165
Shopping mall leases and services receivables	320	80	112	2,327	904	3,743
Office leases and services receivables	4	-	-	47	-	51
Consumer financing receivables	-	-	-	-	25	25
Property sales receivables	8	8	8	-	-	24
Total as of June 30, 2020	332	88	120	2,374	929	3,843

Leases and services receivables from investment properties:

Trade receivables related to leases and services from the shopping malls and offices represent 95.2% and 98.7% of the Group’s total trade receivables as of June 30, 2021 and 2020, respectively. The Group has a large customer base and is not dependent on any single customer. Leases and services receivables that are not due and for which no allowance has been recorded relate to a wide and varied number of customers for whom there is no external credit rating available. Most of these customers have been actively renting a minimum of six months. New customers with less than six months are constantly monitored. At the end of the year, the Group has not experienced credit issues with these new customers.

As of June 30, 2021 and 2020, the Group recorded net loss due to leases and services receivables for an amount of ARS 203 and ARS 468, respectively.

IRSA Propiedades Comerciales S.A.

Consumer financing receivables:

Trade receivables related to the residual activities of the Group represent only 0.4% and 0.7% of the Group’s total trade receivables as of June 30, 2021 and 2020, respectively.

As of June 30, 2021 and 2020, the Group provided for recorded net losses on impairment of consumer financing receivables in an amount of (ARS 9) and (ARS 11), respectively.

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

Receivables from the sale of properties:

Trade receivables related to the sale of properties represent 4.5% and 0.6% of the Group’s total trade receivables as of June 30, 2021 and 2020, respectively. Payments on these receivables are generally received when due and are generally secured by mortgages on the properties, thus credit risk on outstanding amounts is considered low.

16. Cash flow and cash equivalent information

Following is a detailed description of cash flows generated by the Group’s operations for the years ended June 30, 2021, 2020 and 2019:

	Note	06.30.21	06.30.20	06.30.19
(Loss)/ Profit for the year		(22,537)	27,266	(38,935)
Adjustments:
Income tax	21	13,586	8,072	(9,219)
Amortization and depreciation	26	344	438	292
Impaired trading properties	27	-	-	69
Impaired goodwill	27	-	-	277
Loss on sale of associates and joint ventures		-	-	258
Net loss/ (gain) from fair value adjustment on investment properties	9	13,946	(37,740)	55,520
Result from sale of properties for sale		-	(382)	(34)
Disposals by concession maturity		-	11	2
Averaging of schedule rent escalation	25	(693)	(244)	(570)
Directors’ fees	30	743	190	285
Financial results, net		(4,902)	10,390	1,297
Provisions and allowances		261	536	261
Share of loss/ (profit) of associates and joint ventures	8	2,652	(267)	868
Changes in operating assets and liabilities
Decrease in inventories		16	4	21
Decrease/ (increase) in trading properties		54	(23)	11
Decrease in trade and other receivables		581	1,526	534
Increase in trade and other payables		(2,680)	(1,940)	(1,901)
Decrease/ (increase) in payroll and social security liabilities		10	(189)	(149)
Uses of provisions	20	(75)	(79)	(113)
Net cash generated by operating activities before income tax paid		1,306	7,569	8,774

IRSA Propiedades Comerciales S.A.

The following table shows a detail of non-cash transactions occurred in the years ended June 30, 2021, 2020 and 2019:

	06.30.21	06.30.20	06.30.19
Non-cash transactions
Decrease in intangible assets through an increase in trading properties	-	20	2
Decrease in trading properties through an increase in investment properties	-	-	146
Increase investment properties through an increase in borrowings	-	1	145
Increase in properties plant and equipment through an increase in borrowings	-	-	10
Increase in properties plant and equipment through a decrease in investment properties	-	-	30
Increase in trade and other receivables through a decrease in investment in associates and joint ventures (dividends)	-	-	647
Decrease in trade and other receivables through an increase in investment in associates and joint ventures	-	-	13
Decrease in associates and joint ventures through a decrease in borrowings (dividends)	-	-	13
Decrease in associates and joint ventures through a decrease in equity	-	-	62
Increase in investment properties through an increase in trade and other payables	1	1,732	-
Currency translation adjustment in associates	24	33	-
Decrease in trading properties through an increase in intangible assets	-	371	-
Increase in investment properties through a decrease in properties plant and equipment	-	253	-
Decrease in investment properties through an increase in intangible assets	-	558	-
Increase in investment in financial assets through a decrease in trade and other receivables	1,035	1,056	-
Decrease in equity through an increase in borrowings (dividends)	-	82	-
Increase in rights of use assets through a decrease in properties plant and equipment	-	32	-
Increase in financial assets through a decrease in investment in associates and joint ventures (dividends)	-	43	-
Increase in investment in associates and joint ventures through a decrease in investment in financial assets	-	1,283	-
Decrease in equity through an increase in trade and other payables	-	1	-
Decrease in intangible assets through an increase in trade and other payables	-	7	-
Increase in investment properties through a decrease in trade and other receivables	9	8,125	-
Increase in investment properties through an increase in equity	-	411	-
Increase in investment properties through an increase in tax credits and debts	-	137	-
Increase in financial assets through a decrease in investment properties	-	1,785	-
Increase in investment properties through a decrease in intangible assets	-	76	-
Increase in leases liabilities through a decrease in borrowings	-	11	-
Decrease in investment properties through an increase in properties plant and equipment	872	10	-
Decrease in trade and other payables through a decrease in trade and other receivables	495	-	-
Increase in trade and other receivables through a decrease in financial assets	90	-	-
Decrease in financial assets through a decrease in trade and other payables	24	-	-
Reclassification to financial instruments	15	-	-
Decrease in equity through a decrease in trade and other receivables (dividends)	10,458	-	-
Decrease in finance leases through a decrease in trade and other receivables	12	-	-
Decrease in property, plant and equipment through an increase in equity	155	-	-
Decrease in property, plant and equipment through an increase in tax credits and debts	83	-	-
Decrease in property, plant and equipment through an increase in investment properties	292	-	-
Increase in trading properties through a decrease in trade and other receivables	7	-	-
Increase in rights of use through increased lease liabilities	30	-	-

An increase in investment in associates through a decrease due to loss of control in subsidiaries (i)

06.30.20
Investment properties	2,544
Income tax and minimum presumed income tax credits	3
Trade and other receivables	96
Deferred income tax liabilities	(540)
Trade and other payables	(116)
Income tax and minimum presumed income tax liabilities	(3)
Decrease due to loss of control	1,984

(i)	Corresponds to the deconsolidation of La Maltería S.A.

17. Shareholders’ equity

Share capital and premium

The share capital of IRSA Propiedades Comerciales was originally represented by common shares with a nominal value of ARS 0.1 per share and one vote each. On December 18, 2012, the Superintendence of Corporations registered an amendment to the Company’s by-laws whereby it increased the nominal value of its shares from ARS 0.1 to ARS 1 each. This amendment was registered under number 20,264 of Stock Companies Book 62 T°. The CNV admitted the shares indicated above for listing on the Buenos Aires Stock Exchange.

IRSA Propiedades Comerciales S.A.

On April 19, 2021, the General Inspection of Justice proceeded to register the modification of the bylaws by which the nominal value of the shares was amended, taking it from a nominal value of ARS 1 to ARS 100 each. Said modification notified through the CNV was registered under number 5,377 of book 102 T ° - of joint-stock companies. The CNV also granted authorization for the public offering of the aforementioned shares.

As of June 30, 2021, the capital stock consisted of 541,230,019 common shares with a par value of ARS 100 per share, entitled to one vote each and was as follows:

		Approved by		Date of record with the Publi Registry of c
Status	Par Value	Body	Date	Commerce
Subscribed, Issued and Paid up	1	Extraordinary Shareholders’ Meeting	10.29.87	12.29.87
Subscribed, Issued and Paid up	1	Extraordinary Shareholders’ Meeting	10.26.88	12.29.88
Subscribed, Issued and Paid up	38	Extraordinary Shareholders’ Meeting	10.25.89	02.05.90
Subscribed, Issued and Paid up	9,460	Ordinary and Extraordinary Shareholders’ meeting	08.31.95	03.15.96
Subscribed, Issued and Paid up	16,000	Ordinary and Extraordinary Shareholders’ meeting	10.29.96	05.15.98
Subscribed, Issued and Paid up	38,000	Ordinary and Extraordinary Shareholders’ meeting	03.10.98	10.21.99
Subscribed, Issued and Paid up	6,500	Ordinary and Extraordinary Shareholders’ meeting	08.06.99	05.07.02
Subscribed, Issued and Paid up	8,206	(*) Board of Directors meeting	06.28.04	05.04.05
Subscribed, Issued and Paid up	47,755	(**) Board of Directors meeting	11.16.10	03.02.11
Subscribed, Issued and Paid up	28	(***) Board of Directors meeting	09.22.11	01.04.12
Subscribed, Issued and Paid up	25	(****) Board of Directors meeting	03.13.13	01.16.15
Subscribed, Issued and Paid up	541,104,005	(*****) Ordinary and Extraordinary Shareholders’ meeting	10.26.20	04.19.21
	541,230,019

(*)	Capital subscribed in connection with the conversion of convertible notes made until August 2006. Such conversions have been registered.
(**)	Capital subscribed in connection with the conversion of convertible notes made on October 7, 2010.
(***)	Capital subscribed in connection with the conversion of convertible notes made on September 21, 2011.
(****)	Capital subscribed in connection with the conversion of convertible notes made on March 13, 2013.
(*****)	Subscribed capital through the capitalization of reserves.

Inflation adjustment of share capital

The inflation adjustment related to share capital was appropriated to an inflation adjustment reserve that formed part of shareholders’ equity. The balance of this reserve could be applied only towards the issuance of common stock to shareholders of the Group.

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

IRSA Propiedades Comerciales S.A.

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

As of June 30, 2021 the reserve was capitalized according to the Ordinary and Extraordinary General Assembly held on October 20, 2020. As of June 30, 2020 and 2019, the reserve amounted to ARS 13,886 million.

Special reserve

The Ordinary and Extraordinary General Shareholders' Meeting on October 29, 2018 constituted a special reserve for ARS 51,688 million. As of June 30, 2020, the reserve amounted to ARS 226 million, and as of June 30, 2021, the reserve amounted to ARS 9,816 million.

Revaluation surplus

The revaluation surplus was originated in the transfer from Property, plant and equipment to Investment properties of the floors 22, 23 and 24 of the Intercontinental Building, which were previously used by the Group, moving from the historical cost to fair value model. This reserve amounts to ARS 566 million as of June 30, 2021, and as of June 30, 2020 this reserve amounted to ARS 411 million.

Dividends

Dividends distributed corresponding to the results of the years ended as of June 30, 2021, 2020 and 2019 were:

•	ARS 13,045 million, approved by the Ordinary and Extraordinary General Shareholders' Meeting on October 26, 2020.

•	ARS 1,318 million, approved by the Ordinary and Extraordinary General Shareholders' Meeting on October 30, 2019.

•	ARS 1,513 million, approved by the Ordinary and Extraordinary General Shareholders' Meeting on October 29, 2018.

As of June 30, 2021, 2020 and 2019 there were no prescribed dividends corresponding to dividends pending of payment from previous years.

The canceled dividends during the years ended as of June 30, 2021, 2020 and 2019 were ARS 13,043, ARS 1,318 and ARS 1,513 million.

Dividends distributed per share during the years ended June 30, 2021, 2020 and 2019 were ARS 24.10, ARS 10.45 and ARS 12.02 million.

IRSA Propiedades Comerciales S.A.

18. Trade and other payables

The following table shows the amounts of trade and other payables as of June 30, 2021 and 2020:

	06.30.21	06.30.20
Rent and service payments received in advance	1,360	1,873
Admission rights	1,080	1,528
Accrued invoices	395	393
Trade payables	664	444
Tenant deposits	87	150
Payments received in advance	272	47
Total trade payables	3,858	4,435
Tax payable	632	175
Others	218	236
Other payments received in advance to be accrued	78	105
Tax payment plans	7	12
Total other payables	935	528
Related parties (Note 30)	504	2,246
Total trade and other payables	5,297	7,209
Non-current	1,321	1,860
Current	3,976	5,349
Total	5,297	7,209

The fair value of currents trade and other payables approximate their respective book values due to theirs short-term nature. The fair values of non-current trade and other payables approximate their book values, as the impact of the discount is not significant.

19. Borrowings

The following table shows the Group's borrowings as of June 30, 2021 and 2020:

	Book Value at 06.30.21	Book Value at 06.30.20	Fair Value at 06.30.21	Fair Value at 06.30.20
Non-Convertible notes	34,685	52,518	32,084	39,202
Bank loans	2,145	3,638	2,159	3,443
Bank overdrafts	5,276	2,102	5,276	2,102
AABE Debts	258	273	258	273
Loans with non-controlling interests	157	166	157	166
Finance leases	51	-	51	-
Related parties (Note 30)	350	-	350	-
Total borrowings	42,922	58,697	40,335	45,186
Non-current	35,188	39,922
Current	7,734	18,775
Total	42,922	58,697

As of June 30, 2021 and 2020, the Group did not hold collateralized liabilities (seller financing and long-term borrowings).

IRSA Propiedades Comerciales S.A.

The maturity of the Group's borrowings and the Group's classification related to interest rates is as follows:

	06.30.21	06.30.20
Capital
Less than one year	6,815	17,660
Between 1 and 2 years	34,944	941
Between 2 and 3 years	95	38,790
Between 3 and 4 years	80	97
More than 4 years	59	60
	41,993	57,548
Accrued interest:
Less than one year	919	1,115
Between 3 and 4 years	10	34
	929	1,149
	42,922	58,697

The fair value of current borrowings approximate its carrying amount, as the effect of discounting is not significant. The fair value of debt instruments that are not quoted on a market are valued at their technical value, that is, nominal value plus accrued interest.

The following table shows a detail of the borrowings evolution as of June 30, 2021, 2020 and 2019:

	06.30.21	06.30.20	06.30.19
Balances at the beginning of the year	58,697	50,516	52,327
Borrowings obtained	52	15,460	5,015
Payment of borrowings	(16,414)	(15,951)	(4,495)
Interest paid	(4,589)	(4,530)	(4,346)
Accrued interest	4,299	4,165	4,509
Foreign exchange	(3,038)	8,537	(3,046)
Short terms loans, net	5,656	1,936	531
Repurchase of non-convertible notes	1,217	(902)	(121)
Payment of non-convertible notes	9	(15)	38
Others	(2,967)	(520)	(41)
Inflation adjustment	-	1	145
Balances at the end of the year	42,922	58,697	50,516

The fair value of non-current borrowings at fixed rates (excluding obligations under finance leases) is as follows:

	06.30.21	06.30.20
NCN Class II due 2023	32,084	28,412
NCN Class IV due 2020	-	11,420
Bank loans	2,159	3,443
	34,243	43,275

The following table breakdown the borrowings by fixed and floating rate of the Group by emission currency:

Borrowings by currency and rate	06.30.21	06.30.20
Fixed rate:
Argentine Peso	5,652	2,039
US Dollar	35,211	52,655
Subtotal borrowings at fixed rate	40,863	54,694
Floating rate:
Argentine Peso	257	776
US Dollar	1,802	3,227
Subtotal borrowings at floating rate	2,059	4,003
Total borrowings	42,922	58,697
Total borrowings in accordance with financial statement	42,922	58,697

IRSA Propiedades Comerciales S.A.

20. Provisions

The following table shows the movements in the Group's provisions for other liabilities:

	Labor, legal and other claims	06.30.21	06.30.20
Balances at the beginning of the year	173	173	172
Inflation adjustment	(66)	(66)	(65)
Increases (i)	71	71	135
Recovery (i)	(4)	(4)	(56)
Used during the year	(9)	(9)	(13)
Balances at the end of the year	165	165	173
Non-current		81	108
Current		84	65
Total		165	173

(i)	The charge to increase and recovery provisions has been charged within the line “Other operating results, net”, in the Consolidated Statements of Income and Other Comprehensive Income(Note 27).

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

The details of the provision for the Group’s income tax are as follows:

	06.30.21	06.30.20	06.30.19
Current income tax	(983)	(37)	(197)
Special tax for tax revaluation	-	-	(594)
Minimum presumed income tax	-	(2)	-
Deferred income tax	(12,603)	(8,033)	10,010
Income tax - (Loss)/ Profit	(13,586)	(8,072)	9,219

The statutory tax rates in the countries where the Group operates for all of the years presented are:

Tax jurisdiction	Income tax rate	Fiscal year
Argentina	25% y 30%	2021,2020 and 2019
Uruguay	0%	-

Deferred tax assets and liabilities of the Group as of June 30, 2021 and 2020 are expected to be recovered as follows:

	06.30.21	06.30.20
Deferred income tax asset to be recovered after more than 12 months	1,024	4,443
Deferred income tax asset to be recovered within 12 months	3,828	1,093
Deferred income tax asset	4,852	5,536

Deferred income tax liabilities to be recovered after more than 12 months	(52,720)	(39,589)
Deferred income tax liabilities to be recovered within 12 months	(503)	(1,632)
Deferred income tax liabilities	(53,223)	(41,221)
Deferred income tax, net	(48,371)	(35,685)

IRSA Propiedades Comerciales S.A.

Deferred income tax (broken down into assets and liabilities) during the fiscal years ended June 30, 2021 and 2020, without considering offsetting balances within the same tax jurisdiction, is the following:

	06.30.20	(Charged) / Credited to the statements of income and other comprehensive income	Revaluation surplus	06.30.21
Deferred income tax asset
Tax loss carry-forwards	3,932	(3,787)	-	145
Investment properties	200	301	-	501
Borrowings	68	32	-	100
Trade and other payables	845	(145)	-	700
Trade and other receivables	98	2,834	-	2,932
Trading properties	336	41	-	377
Property, plant and equipment	-	9	-	9
Provisions	1	3	-	4
Other	32	(8)	-	24
Payroll and social security liabilities	6	-	-	6
Tax inflation adjustment	18	36	-	54
Subtotal deferred income tax assets	5,536	(684)	-	4,852

Deferred income tax liabilities
Investment properties and properties plant and equipment	(35,997)	(6,462)	(83)	(42,542)
Right of use assets	(2)	(2)	-	(4)
Trade and other payables	(55)	(16)	-	(71)
Investments in financial instruments	(151)	150	-	(1)
Other	(356)	(209)	-	(565)
Trading properties	(31)	31	-	-
Tax inflation adjustment	(3,246)	3,204	-	(42)
Trade and other receivables	(1,383)	(1,906)	-	(3,289)
Cash and cash equivalent	-	(2)	-	(2)
Inflation adjustment	-	(6,707)	-	(6,707)
Subtotal deferred income tax liabilities	(41,221)	(5,212)	(83)	(53,223)
Deferred income tax liabilities, net	(35,685)	(12,603)	(83)	(48,371)

	06.30.19	Credited / (Charged) to the statements of income and other comprehensive income	Revaluation surplus	Decrease due to loss of control	06.30.20
Deferred income tax asset
Tax loss carry-forwards	2,337	1,595	-	-	3,932
Investment properties	-	200	-	-	200
Borrowings	69	(1)	-	-	68
Trade and other payables	1,178	(333)	-	-	845
Trade and other receivables	148	(50)	-	-	98
Trading properties	-	336	-	-	336
Provisions	1	-	-	-	1
Other	14	18	-	-	32
Payroll and social security liabilities	8	(2)	-	-	6
Tax inflation adjustment	24	(6)	-	-	18
Subtotal deferred income tax assets	3,779	1,757	-	-	5,536

Deferred income tax liabilities
Investment properties and properties plant and equipment	(27,591)	(8,809)	(137)	540	(35,997)
Right of use assets	-	(2)	-	-	(2)
Trade and other payables	(54)	(1)	-	-	(55)
Investments in financial instruments	(264)	113	-	-	(151)
Other	(137)	(219)	-	-	(356)
Trading properties	(54)	23	-	-	(31)
Inflation adjustment	(2,405)	(841)	-	-	(3,246)
Trade and other receivables	(1,317)	(66)	-	-	(1,383)
Cash and cash equivalent	(12)	12	-	-	-
Subtotal deferred income tax liabilities	(31,834)	(9,790)	(137)	540	(41,221)
Deferred income tax liabilities, net	(28,055)	(8,033)	(137)	540	(35,685)

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

As of June 30, 2021, the tax loss carry-forwards of the Group and the jurisdictions which generated them are as follows:

Jurisdiction	Tax loss carry-forward	Date of generation	Date of expiration	Rate
Argentina	31	2018	2023	25%
Argentina	300	2019	2024	25%
Argentina	82	2020	2025	25% y 30%
	413

The Group did not recognize deferred income tax assets of ARS 103 and ARS 126 as of June 30, 2021 and 2020 corresponding to losses of ARS 294 and ARS 503, respectively, related to certain subsidiaries. Although management estimates that these subsidiaries will become profitable in the future, as a result of the recent loss history during the last periods and the lack of verifiable and objective evidence, it has been determined that there is sufficient uncertainty as to the generation of sufficient income to be able to offset losses within a reasonable timeframe, therefore, no deferred tax asset is recognized in relation to these losses.

Below there is a reconciliation between the income tax recognized and that which would result from applying the prevailing tax rate on the profit / (loss) Before Income Tax for the years ended June 30, 2021, 2020 and 2019:

	06.30.21	06.30.20	06.30.19
Loss/ (profit) for the year before income tax at the prevailing tax rate	2,685	(10,601)	14,446
Tax effects of:
Rate change	(11,875)	3,567	332
Share of (loss)/ profit of associates and joint ventures	(796)	80	(260)
Result by rate transparency	(168)	280	(153)
Result from sale of subsidiaries	-	(589)	(3)
Special tax, revaluation	-	-	(593)
Loss forecast	5	-	-
Tax loss carry-forwards	(119)	(194)	(116)
Non-taxable, non-deductible items	(42)	(1)	55
Difference between provisions and affidavits	272	73	6
Minimum presumed income tax	-	(2)	-
Goodwill reversal	-	-	(83)
Others	99	-	(13)
Inflation adjustment	48	(885)	(2,784)
Tax inflation adjustment	(3,695)	200	(1,615)
Income tax - (Loss)/ profit	(13,586)	(8,072)	9,219

Tax modifications

Due to the enactment of Law 27,630 published in the Official Gazette on June 16, 2021 and effective for the years beginning on January 1, 2021, the current rates for corporate income tax are modified according to the following scale:

Accumulated net taxable profit				On the
More of	To	Will pay	More %	surplus of
-	5,000,000	-	25%	-
5,000,000	50,000,000	1,250,000	30%	5,000,000
50,000,000	Onwards	14,750,000	35%	50,000,000

IRSA Propiedades Comerciales S.A.

The amounts provided in the scale will be adjusted annually, as of January 1, 2022, considering the annual variation of the Consumer Price Index (CPI), corresponding to the month of October of the year prior to the adjustment, with respect to the same month from the previous year. The amounts determined by application of the described mechanism will be applicable for the fiscal years that begin after each update.

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

Contributions made by the Group under the Plan amount to ARS 49, ARS 44 and ARS 48 for the fiscal years ended June 30, 2021, 2020 and 2019, respectively.

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

As of June 30, 2021 and 2020 IRSA Propiedades Comerciales has a credit of ARS 12.4 and ARS 18.6 million and a liability of ARS 2.5 with IRSA and ARS 3.8 million with Cresud S.A.C.I.F. y A.. The subsidiaries of IRSA Propiedades Comerciales have a liability of ARS 14.6 and ARS 21.9 million with IRSA.

IRSA Propiedades Comerciales S.A.

As of June 30, 2021, 2020 and 2019, the amount accrued for the plans amounts to ARS 45.9 million, ARS 91.8 million and ARS 136.1 million respectively, based on the market value of the shares to be granted pertaining to the Group’s contributions, proportionately to the period already elapsed for the vesting of shares in the Incentive Plan and adjusted for the probability that any beneficiary should leave the Group before the term and/or the conditions required to qualify for the benefits of the plan are met at fiscal year-end.

For the fiscal years ended June 30, 2019 the Group has incurred in a charge related to the Incentive Plan and the extraordinary gratification of ARS 0.6 million. As of June 30, 2021 and 2020, the plan is completely accrued.

24. Leases

The Group as lessor

Operating leases:

•	Leases of shopping malls, office and other buildings

The Group enters into cancellable operating leases relating to the Arcos District shopping center on its behalf since January 2020. The agreements have an average term raging from three to five years. Some leases related to anchor stores have terms of ten years, which are usually extendable. Tenants normally pay a rent which consists of the higher of (i) the base rent; and (ii) the percentage rent (which generally ranges between 2% and 12% of the tenants’ gross sales). The percentage of increase to be applied on the Basic Rent in force at that moment is the Consumer Price Index (CPI) of the Argentine Republic. Regarding the supplementary rental, because this item is not known until the end of the period, it falls within the definition of contingency rental under IFRS 16.

The book value of assets for such leases are described in Note 9.

For the fiscal years ended June 30, 2021, 2020 and 2019, the base and contingent rental income of the Group’s shopping malls amounted to ARS 3,542, ARS 6,570 and ARS 9,517, respectively, and are included under “Income from sales, rentals and services” in the Consolidated Statements of Income and Other Comprehensive Income.

Additionally, IRSA Propiedades Comerciales, owns a shopping mall property known as "Patio Olmos" in the Province of Córdoba, Argentina. The Group leases this property to a third party shopping mall operator under an operating lease agreement expiring in 2032. The agreement provides for fixed monthly payments, adjusted pursuant to a rent escalation clause. Rental income for the years ended June 30, 2021, 2020 and 2019 amounted to ARS 7, ARS 10 and ARS 12, respectively, and is included in the line item “Income from sales, rentals and services” in the Consolidated Statements of  Income and Other Comprehensive Income.

The Group also enters into cancellable operating leases agreements relating to offices and other buildings. These agreements have an average term raging from three to five years. The tenants are charged a base rent on a monthly basis.

Office and other buildings leases amount to ARS 2,432, ARS 3,174 and ARS 2,719 for the fiscal years ended June 30, 2021, 2020 and 2019, respectively, and are included within “income from sales, rentals and services” in the Consolidated Statements of  Income and Other Comprehensive Income.

The book value of assets for such leases are described in Note 9.

The future minimum proceeds under non-cancellable operating leases from Group’s shopping malls, offices and other buildings are as follows:

	06.30.21	06.30.20
No later than a year	4,001	3,357
Later than 1 year and not later than 5 years	8,001	7,686
More than 5 years	2,263	3,487
	14,265	14,530

IRSA Propiedades Comerciales S.A.

25. Revenues

	06.30.21	06.30.20	06.30.19
Base rent	4,516	7,639	9,494
Contingent rent	1,439	2,198	2,643
Admission rights	784	1,350	1,577
Averaging of scheduled rent escalation	693	244	570
Others	243	91	642
Commissions	158	259	371
Property management fees	144	172	203
Parking fees	37	445	725
Total revenues from rentals and services	8,014	12,398	16,225
Sale of trading properties	78	462	36
Total revenues from sale of properties	78	462	36
Total revenues from sales, rentals and services	8,092	12,860	16,261
Expenses and collective promotion fund	2,911	4,672	5,572
Total revenues from expenses and collective promotion funds	2,911	4,672	5,572
Total revenues	11,003	17,532	21,833

26. Expenses by nature

The Group presented the Consolidated Statement of Income and Other Comprehensive Income classified according to their function as part of the line items “Costs”, “General and administrative expenses” and “Selling expenses”. The following tables provide additional disclosure regarding expenses by nature and their relationship to the function within the Group.

	Costs (ii)	General and administrative expenses	Selling expenses	06.30.21

Salaries, social security costs and other personnel administrative expenses (i)	1,657	678	80	2,415
Maintenance, security, cleaning, repairs and other	1,414	145	2	1,561
Taxes, rates and contributions	472	38	692	1,202
Advertising and other selling expenses	358	-	19	377
Directors' fees	-	743	-	743
Allowance for doubtful accounts (additions and unused amounts reversed) (Note 15)	-	-	194	194
Amortization and depreciation (Notes 9,10,12 and 13)	203	136	5	344
Fees and payments for services	98	162	243	503
Leases and expenses	183	44	3	230
Traveling, transportation and stationery	18	16	5	39
Bank expenses	-	21	-	21
Cost of sale of properties (Note 11)	12	-	-	12
Other expenses	7	6	-	13
Total expenses by nature 06.30.21	4,422	1,989	1,243	7,654

	Costs (ii)	General and administrative expenses	Selling expenses	06.30.20

Salaries, social security costs and other personnel administrative expenses (i)	1,934	605	98	2,637
Maintenance, security, cleaning, repairs and other	2,134	160	4	2,298
Taxes, rates and contributions	639	35	606	1,280
Advertising and other selling expenses	774	-	46	820
Directors' fees	-	503	-	503
Allowance for doubtful accounts (additions and unused amounts reversed)(Note 15)	-	-	457	457
Amortization and depreciation (Notes 9,10,12 and 13)	285	152	1	438
Fees and payments for services	124	265	19	408
Leases and expenses	191	45	4	240
Traveling, transportation and stationery	35	25	6	66
Bank expenses	6	36	-	42
Cost of sale of properties (Note 11)	28	-	-	28
Other expenses	9	8	1	18
Total expenses by nature 06.30.20	6,159	1,834	1,242	9,235

IRSA Propiedades Comerciales S.A.

	Costs (ii)	General and administrative expenses	Selling expenses	06.30.19

Salaries, social security costs and other personnel administrative expenses (i)	2,507	739	107	3,353
Maintenance, security, cleaning, repairs and other	2,587	144	5	2,736
Taxes, rates and contributions	867	29	581	1,477
Advertising and other selling expenses	834	-	79	913
Directors' fees	-	587	-	587
Allowance for doubtful accounts (additions and unused amounts reversed)	-	-	163	163
Amortization and depreciation	184	105	3	292
Fees and payments for services	78	240	23	341
Leases and expenses	181	47	4	232
Traveling, transportation and stationery	56	42	6	104
Bank expenses	11	40	-	51
Cost of sale of properties	2	-	-	2
Other expenses	30	23	-	53
Total expenses by nature 06.30.19	7,337	1,996	971	10,304

(i)

For the fiscal year ended June 30, 2021, includes ARS 2,402 of Salaries, Bonuses and Social Security and ARS 13 of other concepts. For the fiscal year ended June 30, 2020 includes ARS 2,357 Salaries, Bonuses and Social Security and ARS 280 of other concepts. For the fiscal year ended June 30, 2019 includes ARS 2,984 Salaries, Bonuses and Social Security and ARS 369 of other concepts.

(ii)

For the fiscal year ended June 30, 2021, includes ARS 4,349 of Rental and services costs and ARS 73 of Cost of sales and developments. For the fiscal year ended June 30, 2020 includes ARS 5,971 of Rental and services costs; ARS 188 of Cost of sales and developments. For the fiscal year ended June 30, 2019 includes ARS 7,249 of Rental and services costs; ARS 81 of Cost of sales and developments and ARS 7 of other consumer financing costs.

27. Other operating results, net

	06.30.21	06.30.20	06.30.19
Canon	-	123	57
Interest generated by operating credits	99	244	354
Management fees	8	21	28
Loss from disposals of property plant and equipment	-	(4)	(2)
Loss from sale of subsidiaries, associates and joint ventures	-	(12)	(258)
Others	18	-	(54)
Donations	(76)	(100)	(194)
Lawsuits (Note 20)	(67)	(79)	(101)
Loss for impaired trading properties	-	-	(69)
Impaired goodwill	-	-	(277)
Total other operating results, net	(18)	193	(516)

28. Financial results, net

	06.30.21	06.30.20	06.30.19
- Interest income	790	1,155	177
Finance income	790	1,155	177
- Interest expense	(4,947)	(4,914)	(4,543)
- Others financial costs	(523)	(334)	(396)
Subtotal finance costs	(5,470)	(5,248)	(4,939)
Less: Capitalized finance costs	-	1	145
Finance costs	(5,470)	(5,247)	(4,794)
Foreign exchange, net	3,451	(7,011)	127
- Fair value gain of financial assets at fair value through profit or loss	4,467	186	1,554
- (Loss)/ Gain from derivative financial instruments	(416)	(266)	836
- (Loss)/ Gain from repurchase of non-convertible notes	(61)	139	10
Other financial results	7,441	(6,952)	2,527
- Inflation adjustment	1,555	(115)	(689)
Total financial results, net	4,316	(11,159)	(2,779)

29. Earnings per share

(a) Basic

Basic earnings per share amounts are calculated in accordance with IAS 33 "Earning per share" by dividing the profit attributable to equity holders of the Group by the weighted average number of ordinary shares outstanding during the year (Note 17).

IRSA Propiedades Comerciales S.A.

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

As mentioned in Note 17, the nominal value of the Company’s common shares increased from ARS 1 to ARS 100 per share. The number of shares, prices and any other information per share included in these Financial Statements for all of these periods have adjusted retroactively to reflect the change from ARS 1 to ARS 100.

	06.30.21	06.30.20	06.30.19
(Loss)/ profit attributable to equity holders of the Parent	(21,933)	25,668	(38,711)
Weighted average number of ordinary shares in issue (millions)	541	541	541
Basic earnings per share	(40.52)	47.43	(71.52)

(b) Diluted

Diluted earnings per share amounts are calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all dilutive potential shares. As of June 30, 2021, 2020 and 2019, the Group has no convertible instruments. The diluted earnings per share is equal to basic earnings per share.

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

IRSA Propiedades Comerciales S.A.

The remuneration earned by the Company's Senior Management (including Directors) was ARS 586.7 million; ARS 177.2 million and ARS 134.1 million as of June 30, 2021, 2020 and 2019, respectively. The remuneration earned by Senior Management for their functions consists of an amount that is fixed taking into account the manager's background, capacity and experience, and an annual bonus which varies according to their individual performance and the Group's results. Members of senior management participate in defined contribution and share-based incentive plans that are described in Notes 22 and 23, respectively.

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

IRSA Propiedades Comerciales S.A.

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

IRSA Propiedades Comerciales S.A.

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

IRSA Propiedades Comerciales S.A.

13. Investment in investment funds managed by BACS Administradora de Activos

The Group invests its liquid funds in mutual funds managed by BACS Administradora de Activos S.A.S.G.F.C.I. among other entities.

The following is a summary of the balances with related parties:

Item	06.30.21	06.30.20
Trade and other receivables	8,322	7,250
Investments in financial assets	7,302	8,367
Trade and other payables	(504)	(2,246)
Borrowings	(350)	-
Leases liabilities	(6)	-
Total	14,764	13,371

Related parties	06.30.21	06.30.20	Description of transaction
IRSA Inversiones y Representaciones Sociedad Anónima (IRSA)	(142)	(1,660)	Received advances
	5,060	4,776	Non-convertible notes
	7,905	3,925	Loans granted
	-	213	Other receivables
	50	85	Corporate services
	12	19	Equity incentive plan
	6	15	Reimbursement of expenses
	1	-	Averaging
	(253)	-	Borrowings
	10	15	Leases and/or rights to use space
	-	(1)	Reimbursement of expenses to pay
	(15)	(22)	Equity incentive plan to pay
	2	-	Lease collections
Total direct parent company	12,636	7,365
Cresud S.A.CI.F. y A.	2,242	2,375	Non-convertible notes
	(3)	(4)	Equity incentive plan to pay
	7	2	Leases and/or rights to use space
	(28)	(2)	Reimbursement of expenses to pay
	(141)	(273)	Corporate services to pay
Total direct parent company of IRSA	2,077	2,098
La Rural S.A.	204	306	Dividends
	-	7	Leases and/or rights to use space
	(14	-	Leases and/or rights to use space to pay
	73	110	Loans granted
Other associates and joint ventures	(6)	-	Leases liabilities
	2	2	Reimbursement of expenses
	5	-	Borrowings
	4	13	Management fee
	1	-	Lease collections
	(2	(1)	Leases and/or rights to use space to pay
Total associates and joint ventures	267	437
Directors	(107)	(190)	Fees
Total Directors	(107)	(190)
IRSA International LLC	-	405	Loans granted
	(29)	-	Other payables
Epsilon Opportunities LP	-	1,216	Mutual funds
Tyrus S.A.	-	2,091	Loans granted
Centro Comercial Panamericano S.A.	-	(54)	Other payables
Helmir S.A.	(32)	-	Borrowings
OFC S.R.L.	1	1	Other receivables
	(20)	(31)	Other payables
Others	16	10	Reimbursement of expenses
	5	10	Leases and/or rights to use space
	(2)	(5)	Other payables
	18	21	Other receivables
	(65)	-	Borrowings
	-	(2)	Reimbursement of expenses to pay
	(1)	(1)	Legal services
Total others	(109)	3,661
Total at the end of the year	14,764	13,371

IRSA Propiedades Comerciales S.A.

The following is a summary of the results with related parties:

Related parties	06.30.21	06.30.20	06.30.19	Description of transaction
IRSA Inversiones y Representaciones Sociedad Anónima (IRSA)	63	96	128	Corporate services
	356	781	22	Financial operations
	5	1	16	Leases and/or rights to use space
	-	-	1	Commissions
Total direct parent company	424	878	167
Cresud S.A.CI.F. y A.	308	336	57	Financial operations
	28	17	11	Leases and/or rights to use space
	(542)	(531)	(608)	Corporate services
Total direct parent company of IRSA	(206)	(178)	(540)
La Rural S.A.	(15)	-	57	Financial operations
Helmir S.A.	96	-	-	Dividends accrued
TGLT S.A.	-	54	-	Financial operations
Other associates and joint ventures	8	21	-	Fees
	(1)	-	(1)	Financial operations
	(8)	1	-	Leases and/or rights to use space
Total associates and joint ventures	80	76	56
Directors	(743)	(503)	(587)	Fees
Senior Management	(35)	(34)	(37)	Fees
Total Directors	(778)	(537)	(624)
Banco de Crédito y Securitización	78	77	83	Leases and/or rights to use space
BHN Vida S.A.	15	15	17	Leases and/or rights to use space
BHN Seguros Generales S.A.	15	15	17	Leases and/or rights to use space
IRSA Internacional LLC	31	75	-	Financial operations
Tarshop S.A.	-	-	87	Financial operations
	-	-	2	Commissions
Tyrus S.A.	186	-	-	Financial operations
Estudio Zang, Bergel & Viñes	(17)	(28)	(31)	Fees
Others	(16)	8	8	Leases and/or rights to use space
	-	6	-	Fees
	(2)	-	-	Financial operations
Total others	290	168	183
Total at the end of the year	(190)	407	(758)

The following is a summary of the transactions with related parties:

Related parties	06.30.21	06.30.20	Description of transaction
Quality Invest S.A.	29	71	Irrevocable contributions granted
Total irrevocable contributions	29	71
Nuevo Puerto Santa Fe	-	58	Dividends received
Total dividends received	-	58
IRSA Inversiones y Representaciones S.A.	10,183	963	Dividends granted
Cresud S.A.	176	18	Dividends granted
E-commerce Latina S.A.	63	14	Dividends granted
Tyrus S.A.	438	-	Dividends granted
Total dividends granted	10,860	995
TGLT S.A.	-	(2,094)	Sale of shares
Total sale of shares	-	(2,094)
TGLT S.A.	-	3,267	Shares purchase
Total shares purchase	-	3,267

IRSA Propiedades Comerciales S.A.

31. CNVGeneral ResolutionN° 622/13

As required by Section 1°, Chapter III, Title IV of CNV General Resolution N° 622/13, below there is a detail of the notes to the Consolidated Financial Statements that disclose the information required by the Resolution.

Exhibit A - Property, plant and equipment	Note 9 - Investment properties
Note 10 - Property, plant and equipment
Exhibit C - Equity investments	Note 8 - Investment in associates and joint ventures
Exhibit B - Intangible assets	Note 12 - Intangible assets
Exhibit D - Other investments	Note 14 - Financial instruments by category
Exhibit E - Provisions	Note 15 - Trade and other receivables
Note 20 - Provisions
Exhibit F - Cost of sales and services provided	Note 26 - Expenses by nature
Note 11 - Trading properties
Exhibit G - Foreign currency assets and liabilities	Note 32 - Foreign currency assets and liabilities

32. Foreign currency assets and liabilities

Book amounts of foreign currency assets and liabilities are as follows:

Items (1)	Amount (2)	Exchange rate (3)	06.30.21	06.30.20
Assets
Trade and other receivables
US Dollar	23.94	95.52	2,287	2,327
Euros	0.09	113.10	10	25
Trade and other receivables with related parties
US Dollar	0.37	95.72	35	6,674
Total trade and other receivables			2,332	9,026
Investments in financial assets
US Dollar	6.96	95.52	665	848
Investment in financial assets with related parties
US Dollar	67.42	95.72	6,453	8,209
Total investments in financial assets			7,118	9,057
Cash and cash equivalents
US Dollar	4.91	95.52	469	4,136
Total cash and cash equivalents			469	4,136
Total Assets			9,919	22,219
Liabilities
Trade and other payables
US Dollar	7.93	95.72	759	630
Euros	0.17	103.53	18	-
Trade and other payables with related parties
US Dollar	0.30	95.72	29	1
Total trade and other payables			806	631
Borrowings
US Dollar	383.17	95.72	36,677	55,882
Borrowings with related parties
US Dollar	3.51	95.72	336	-
Total borrowings			37,013	55,882
Derivative financial instruments
US Dollar	0.61	95.72	58	143
Total derivative financial instruments			58	143
Provisions
US Dollar	-	95.72	-	1
Total Provisions			-	1
Leases liabilities
US Dollar	8.17	95.72	782	796
Leases liabilities with related parties
US Dollar	0.06	95.72	6	-
Total leases liabilities			788	796
Total Liabilities			38,665	57,453

(1)	Considering foreign currencies those that differ from each one of the Group’s companies’ functional currency at each year-end.
(2)	Expressed in millions of foreign currency.
(3)	Exchange rate of the Argentine Peso as of June 30, 2021 as reported by the Argentina Central Bank.

IRSA Propiedades Comerciales S.A.

33. CNV General Ruling N° 629/14 - Storage of documentation

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

34. Relevant events of the year

Purchase-sale bill of "Catalinas" building

On June 18, 2021, a purchase-sale bill was signed for the 12th floor and parking spaces located in the 2nd basement of the property called “Catalinas”, receiving an advanced payment for USD 2 million. The price of the transaction was USD 7 million. To date, possession has not been transferred, which is agreed no later than December 15, 2021.

Payment of Class IV Negotiable Obligations

On September 14, 2020, IRSA Propiedades Comerciales cancelled the Class IV Notes for a total of USD 140 million.

Ordinary and Extraordinary Shareholders’ Meeting

The Ordinary and Extraordinary Shareholders’ Meeting of IRSA Propiedades Comerciales, held on October 26, 2020, approved among others:

- The share capital increase of ARS 53,997 million through the capitalization of the Inflation adjustment of share capital reserve for ARS 3,391 million, share premium for ARS 9,660, the special reserve CNV Resolution 609/2012 for ARS 9,164 million, the reserve for future dividends for ARS 31,632 and the special reserve for ARS 150 million.

- The assignment of 5% of the income for the year amounting of ARS 854 million to the integration of the legal reserve.

- The distribution of a dividend in the amount of ARS 9,700 million in proportion to the shareholdings of the shareholders, to be paid in cash.

- The integration of the special reserve in the amount of ARS 6,535 million.

The amounts are expressed in the closing currency as of June 30, 2020 as approved by the Ordinary and Extraordinary Shareholders' Meeting.

IRSA Propiedades Comerciales S.A.

Economic context in which the Groupoperates

The Group operates in a complex context both due to macroeconomic conditions, whose main variables have recently experienced strong volatility, as well as regulatory, social, and political conditions, both nationally and internationally.

The results from operations may be affected by fluctuations in the inflation and the exchange rate of the Argentine peso against other currencies, mainly the dollar, changes in interest rates which have an impact on the cost of capital, changes in government policies, capital controls and other political or economic events both locally and internationally.

In December 2019, a new strain of coronavirus (SARS-COV-2), which caused severe acute respiratory syndrome (COVID-19) appeared in Wuhan, China. On March 11, 2020, the World Health Organization declared COVID-19 a pandemic. In response, countries have taken extraordinary measures to contain the spread of the virus, including imposing travel restrictions and closing borders, closing businesses deemed non-essential, instructing residents to practice social distancing, implementing lockdowns, among other measures. The ongoing pandemic and these extraordinary government measures are affecting global economic activity, resulting in significant volatility in global financial markets.

On March 3, 2020, the first case of COVID-19 was registered in the country and as of today, more than 5,000,000 cases of infections had been confirmed in Argentina, by virtue of which the Argentinian Government implemented a series of health measures of social, preventive and mandatory lockdown at the national level with the closure of non-essential activities, including shopping malls, as well as the suspension of flights and border closures, for much of the year 2020. Since October 2020, a large part of the activities started to become more flexible, in line with a decrease in infections, although between April 16 and June 11, 2021, because of the sustained increase in the cases registered, the National Government established restrictions on night activity and the closure of shopping malls in Buenos Aires Metropolitan Area. As of the date of these financial statements, 100% of the shopping malls are operational.

This series of measures affected a large part of Argentine companies, which experienced a drop in their income and inconveniences in the payment cycle. In this context, the Argentine government announced different measures aimed at alleviating the financial crisis of the companies affected by the COVID-19 pandemic. Likewise, it should be noted that, to the stagnation of the Argentine economy, a context of international crisis is added because of the COVID-19 pandemic. In this scenario, a strong contraction of the Argentine economy was evidenced.

At the local environment, the following circumstances were observed:

•	In May 2021, the Monthly Economic Activity Estimator (“EMAE” in Spanish) reported by the National Institute of Statistics and Censuses (“INDEC” in Spanish), registered a variation of 13.6% compared to the same month of 2020, and (2.0%) compared to the previous month.
•	The annual retail inflation reached 50.20% in the last 12 months. The survey on market expectations prepared by the Argentine Central Bank in April 2021, called the Market Expectations Survey (“REM” in Spanish), estimates a retail inflation of 47.3% for 2021. Analysts participating in the REM forecast a rebound in economic activity in 2021, reaching an economic growth of 6.4%.
•	In the period from June 2020 to June 2021, the Argentine peso depreciated 35.9% against the US dollar according to the wholesale average exchange rate of Banco de la Nación Argentina. Given the exchange restrictions in force since August 2019, as of June 30, 2021, there is an exchange gap of approximately 77.5% between the official price of the dollar and its price in parallel markets, which impacts the level of activity in the economy and affects the level of reserves of the Central Bank of the Argentine Republic. Additionally, these exchange restrictions, or those that may be issued in the future, could affect the Group's ability to access the Single Free Exchange Market (“MULC” in Spanish) to acquire the necessary currencies to meet its financial obligations.

IRSA Propiedades Comerciales S.A.

COVID-19 pandemic

As described above, the COVID-19 pandemic is adversely impacting both the global economy and the Argentine economy and the Group's business. The current estimated impacts of the COVID-19 pandemic on the Group as of the date of these financial statements are established below:

•	During the fourth quarter of fiscal year 2021, shopping malls in the Buenos Aires Metropolitan Area suspended their operations between April 16 and June 11, operating only those items considered essential such as pharmacies, supermarkets and banks. The impact on income for the closing months due to the pandemic was 40.3% in fiscal year 2021.

•	Regarding the offices, although most of the tenants continue to work from home, they are operational with strict safety and hygiene protocols. To today, we have registered a slight increase in vacancies, although we have not evidenced a deterioration in collections.

•	La Rural, the Buenos Aires and Punta del Este Convention Centers and the Arena stadium, establishments that the Group owns directly or indirectly, were closed from March 20, 2020, to July 12, 2021, date from which the protocols for holding events, congresses and exhibitions were activated.

The final extent of the Coronavirus outbreak and its impact on the country's economy is still uncertain. However, although it has produced significant short-term effects, they are not expected to affect business continuity and the Group’s ability to meet its financial commitments for the next twelve months.

The Group is closely monitoring the situation and taking all necessary measures to preserve human life and the Group's businesses.

35. Subsequent events

Sale of real estate parcels in Hudson

On August 2, 2021, a bill was signed for the sale of several parcels of the property called Casonas located in Hudson, Berazategui district.

The price of the transaction was USD 0.6 million.

Corporate reorganization process

On September 30, 2021 the Company's Board of Directors has approved the beginning of the corporate reorganization process in the terms of article 82 and sbqs. of the General Companies Law No. 19,550, the Income Tax Law No. 20,628, amendments and regulations, CNV’s Rules and the Listing Regulations of BYMA, by which IRSA Inversiones y Representaciones SA (“IRSA”), acting as the absorbing company, will merge by absorption with IRSA PC, as the absorbed company. In this regard, the Board of Directors has approved: (i) the individual and special merger financial statements as of June 30, 2021; (ii) the consolidated and special merger financial statements as of June 30, 2021; (iii) the subscription of the Prior Merger Agreement between both companies and (iv) establish the effective date of reorganization on July 1, 2021.

The merger is subject to the approval of the shareholders' meeting of both companies, which will be held once both companies have the administrative approval of the United States Securities and Exchange Commission, an entity to which they are subject because both companies’ shares are listed in markets that operate in said jurisdiction.

Likewise, and within the framework of the reorganization process, the Board of Directors has approved the exchange ratio, which has been established at 1.40 IRSA shares for each IRSA PC share, which is equivalent to 0.56 IRSA GDS for each ADS of IRSA PC.

